Form 20-F
period 2005-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2006-03-02
CIK 1333141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
     SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
For the transition period from                   to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Exact name of Registrant as specified in its charter)
FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of Registrant’s name into English)
Germany
(Jurisdiction of incorporation or organization)

Else-Kröner Strasse 1, 61352 Bad Homburg, Germany
(Address of principal executive offices)
         Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares representing Preference Shares	New York Stock Exchange
Preference Shares, no par value	New York Stock Exchange(1)
American Depositary Shares representing Ordinary Shares	New York Stock Exchange
Ordinary Shares, no par value	New York Stock Exchange(1)

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
7 7/8% USD Trust Preferred Securities due 2008
7 3/8% DM Trust Preferred Securities due 2008
7 7/8% USD Trust Preferred Securities due 2011
7 3/8% Euro Trust Preferred Securities due 2011
Subsidiary guarantees of each of the foregoing issues of Securities
         Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
         Preference Shares, no par value: 27,762,179
         Ordinary Shares, no par value: 70,000,000
         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Security Act.
Yes ☑    No ☐
         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐    No ☑
         Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑    No ☐
         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
         Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☑
         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐    No ☑

i

INTRODUCTION
Forward Looking Statements
      This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this prospectus or the actual occurrence of the predicted developments. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods. These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	dependence on government reimbursements for dialysis services;

•	a possible decline in EPO utilization or EPO reimbursement;

•	creditors’ claims and tax risks relating to the merger with W.R. Grace & Co.;

•	the influence of managed care organizations and healthcare reforms;

•	our ability to remain competitive in our markets;

•	product liability risks;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.
      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. Important factors that could contribute to such differences are noted in this report under the Risk Factors section, “Business Overview” in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8.A.7. Legal Proceedings.” These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigation by the Department of Justice, Eastern District of New York, and changes to pharmaceutical utilization patterns.
      This report contains patient and other statistical data related to end-stage renal disease and treatment modalities, including estimates regarding the size of the patient population and growth in that population. These data have been included in reports published by organizations such as the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services, the Japanese Society for Dialysis Therapy and the German non-profit entity Quasi-Niere gGmbH and the journal Nephrology News & Issues. While we believe these surveys and statistical publications to be reliable, we have not independently verified the data or any assumptions on which the estimates they contain are based. All information not attributed to a source is derived from our internal documents or publicly available information such as annual reports of other companies in the healthcare industry and is unaudited. Market data not attributed to a specific source are our estimates.

      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
Transformation of Legal Form
      On February 10, 2006, we completed a transformation of our legal form under German law from a stock corporation (“Aktiengesellschaft” or “AG”) having the name Fresenius Medical Care AG (“FMC-AG”) to a partnership limited by shares (“Kommanditgesellschaft auf Aktien”, or “KGaA”) having the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). Under German law, the Company is the same legal entity with a different form of organization, and continues to exist in its new legal form. The Company holds the same assets and is subject to the same liabilities as before the transformation, and its contractual relationships with third parties are unchanged. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of our company in its new legal form. For additional information with respect to the transformation, see Item 4.A., “Information on the Company — History and Development of the Company.” For information regarding the management and governance of FMC-AG & Co. KGaA, see Item 6.C., “Directors, Senior Management and Employees — Board Practices.” In this Annual Report, (i) “the Company” and “our Company” refer to FMC-AG before the transformation of legal form and to FMC-AG & Co. KGaA after the transformation, and (ii) “we,” “us” and “our” refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors
      Not applicable

Item 2.	Other Statistics and Expected Timetable
      Not applicable

Item 3.	Key Information
Selected Financial Data
      The following table summarizes the consolidated financial information for our business for each of the years 2001 through 2005. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, audited these financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under “Item 5. Operating and Financial Review and Prospects”.

	2005(A)		2004(A)	2003(A)	2002(A)	2001(B)

	(In millions)
Statement of Operations Data:
Net revenues	$6,772		$6,228	$5,528	$5,084	$4,859
Cost of revenues	4,439		4,142	3,699	3,428	3,220

Gross profit	2,333		2,086	1,829	1,656	1,639
Selling, general and administrative	1,343		1,183	1,022	914	966
Research and development	51		51	50	47	36
Special charge	—		—	—	—	258

Operating income	939		852	757	695	379
Interest expense, net	173		183	211	226	223

Income before income taxes	766		669	546	469	156
Net income	$455		$402	$331	$290	$63

Weighted average of:
Preference shares outstanding	26,789,816		26,243,059	26,191,011	26,185,178	26,035,330
Ordinary shares outstanding	70,000,000		70,000,000	70,000,000	70,000,000	70,000,000
Basic earnings per Ordinary share	$4.68		$4.16	$3.42	$3.00	$0.65
Fully diluted earnings per Ordinary share	4.64		4.14	3.42	3.00	0.64
Basic earnings per Preference share	4.75		4.23	3.49	3.06	0.70
Fully diluted earnings per Preference share	4.72		4.21	3.49	3.06	0.69
Basic earnings per Ordinary ADS	1.56		1.39	1.14	1.00	0.22
Fully diluted earnings per Ordinary ADS	1.55		1.38	1.14	1.00	0.21
Basic earnings per Preference ADS	1.58		1.41	1.16	1.02	0.23
Fully diluted earnings per Preference ADS	1.57		1.40	1.16	1.02	0.23
Dividends declared per Ordinary share (€)(a)	1.23	(b)	1.12	1.02	0.94	0.85
Dividends declared per Preference share (€) (a)	1.29	(b)	1.18	1.08	1.00	0.91
Dividends declared per Ordinary share ($)(a)	—		1.41	1.25	1.10	0.78
Dividends declared per Preference share ($) (a)	—		1.48	1.32	1.17	0.84

	2005(A)	2004(A)	2003(A)	2002(A)	2001(B)

	(In millions)
Balance Sheet Data
Working capital	$883	$508	$794	$526	$402
Total assets	7,983	7,962	7,503	6,780	6,516
Total long-term debt(c)	1,895	1,824	2,354	2,234	2,165
Shareholders’ equity	3,974	3,635	3,244	2,807	2,617
Capital Stock — Preference shares — Nominal Value	74	70	70	70	70
Capital Stock — Ordinary shares — Nominal Value	229	229	229	229	229

(A)	Includes the effect of an accounting change in 2002 relating to the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002

(B)	Includes the special charge to address 1996 merger related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers. You can find a more detailed discussion of this special charge in Notes 8 and 18 of the Notes to our Consolidated Financial Statements.

(a)	Amounts shown for each year from 2001 to 2005 represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our Annual General Meeting.

(b)	Our general partner’s Management Board has proposed dividends for 2005 of €1.23 per Ordinary share and €1.29 per Preference share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 9, 2006.

(c)	Total long-term debt represents long-term debt and capital lease obligations, less current portions and (i) at December 31, 2001, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust, Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V, (ii) at December 31, 2002, 2003, 2004, and 2005, the mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trust II, Fresenius Medical Care Capital Trust III, Fresenius Medical Care Capital Trust IV, and Fresenius Medical Care Capital Trust V. On February 14, 2002, we redeemed the entire $360 million aggregate liquidation amount of the trust preferred securities of Fresenius Medical Care Capital Trust.
RISK FACTORS
Risks Relating to Litigation and Regulatory Matters in the U.S.
If we do not comply with the many governmental regulations applicable to our business or with the corporate integrity agreement between us and the U.S. government, we could be excluded from government health care reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.
      Our operations in both our provider business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

•	the quality, safety and efficacy of medical and pharmaceutical products and supplies;

•	the operation of manufacturing facilities, laboratories and dialysis clinics;

•	the rate of, and accurate reporting and billing for, government and third-party reimbursement; and

•	compensation of medical directors and other financial arrangements with physicians and other referral sources.
      If we fail to comply with one or more of these laws or regulations, this may give rise to a number of legal consequences. These include, in particular, monetary and administrative penalties, increased costs for compliance with government orders or a complete or partial exclusion from government reimbursement programs or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition and results of operations.

      Fresenius Medical Care Holdings, Inc. (“FMCH”), our principal North American subsidiary, is party to a corporate integrity agreement with the U.S. government. This agreement, which was signed on January 18, 2000 in conjunction with a settlement of claims previously asserted against FMCH, requires that FMCH maintain a comprehensive compliance program, including a staff of sufficient compliance personnel, a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude FMCH and its subsidiaries from participation in U.S. federal health care programs (in particular, Medicare and Medicaid) if there is a material breach of the agreement that FMCH does not cure within thirty days after FMCH receives written notice of the breach. We derive approximately 36% of our consolidated revenue from U.S. federal health care benefit programs. Consequently, if FMCH commits a material breach of the corporate integrity agreement that results in the exclusion of FMCH or its subsidiaries from continued participation in those programs, it would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations.
      We rely upon our management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations and the corporate integrity agreement. If employees were to deliberately or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Such actions could also lead to claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York, in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      On April 1, 2005, FMCH was served with a subpoena from the office of the United States Attorney for the Eastern District of Missouri in connection with a joint civil and criminal investigation of our company. The subpoena requires production of a broad range of documents relating to our operations, including documents related to, among other things, clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and our anemia management program. The subpoena covers the period from December 1, 1996 through the present. We are unable to predict whether proceedings might be initiated against us, when the investigation might be concluded or what the impact of this joint investigation might be on our business, financial condition and results of operations.
A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit
      For the twelve months ended December 31, 2005, approximately 36% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. In December 2003, the Medicare Prescription Drug Modernization and Improvement Act was enacted. For information regarding the effects of this legislation on reimbursement rates, see Item 4.B, “Information on the Company — Business Overview Regulatory and Legal Matters — Reimbursement.”

A reduction in reimbursement for or a change in the utilization of EPO could materially reduce our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for EPO could reduce our revenues
      Reimbursement and revenue from the administration of erythropoietin, or EPO, accounted for approximately 21% of total revenue in our North America segment for the year ended December 31, 2005. EPO is produced by a single source manufacturer, Amgen Inc. Our new contract with Amgen USA, Inc., a subsidiary of Amgen, Inc. covers the period from January 1, 2006 to December 31, 2007. Pricing is based on Amgen’s list price and is subject to change. An increase in Amgen price for EPO without a corresponding and timely increase in CMS’s reimbursement for EPO, a reduction of the current overfill amount in EPO vials which we currently use (liquid medications, such as EPO, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), an interruption of supply or our inability to obtain satisfactory purchase terms for EPO after our current contract expires could reduce our revenues from, or increase our costs in connection with, the administration of EPO, which could materially adversely affect our business, financial condition and results of operations.
      On April 1, 2006, the Centers for Medicare and Medical Services (“CMS”) will implement a new national policy for claims for EPO and Aranesp administered to ESRD patients in renal dialysis facilities. Specifically, CMS will expect a 25% reduction in the dose administered to an ESRD patient whose hematocrit level exceeds 39.0 (or hemoglobin of 13.0). If the dose is not reduced by 25%, CMS will pay the claim as if the dose reduction had occurred. See “Item 4.B, “Information on the Company — Business Overview Regulatory and Legal Matters — Reimbursement.” A decrease in EPO reimbursement or a change in EPO utilization, caused, for example, by CMS’ new anemia monitoring policy, could have a material adverse effect on our business, financial condition, and results of operations.
Creditors of W.R. Grace & Co. Conn. have asserted claims against us
      We were formed in 1996 as a result of a series of transactions with W.R. Grace & Co. that we refer to as the merger. At the time of the merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos), pre-merger tax claims and other claims unrelated to its dialysis business. In connection with the merger, W.R. Grace & Co.-Conn. and other Grace entities agreed to indemnify the Company and its subsidiaries against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the merger, other than liabilities arising from or relating to the operations of National Medical Care, a subsidiary of W.R. Grace & Co. which became our subsidiary in the merger. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the merger could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the SEC that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996 and that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans. W.R. Grace & Co. has already paid $21 million in tax and interest related to COLI deductions made in tax years prior to 1993.
      In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., Fresenius Medical Care AG and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-merger and merger-related tax liabilities.

      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, we reached an agreement with the asbestos creditors’ committees and W.R. Grace & Co. in the Grace Chapter 11 Proceedings to settle all fraudulent conveyance and tax claims related to us that arise out of the Grace Chapter 11 Proceedings. The settlement agreement has been approved by the U.S. District Court. The proposed settlement is subject to confirmation of a final plan of reorganization of W.R. Grace & Co. that meets the requirements of the settlement agreement or is otherwise satisfactory to us. At December 31, 2005 our provision for special charges for legal matters was $118 million, including a provision for payment of $115 million pursuant to the settlement agreement. If the proposed settlement with the asbestos creditors’ committees and W.R. Grace & Co. is not confirmed in such a final plan of reorganization, the claims could be reinstated. If the claims are reinstated and the merger is determined to be a fraudulent transfer and if material damages are proved by the plaintiffs and we are not able to collect, in whole or in part, on the indemnity from any of our indemnitors, a judgment could have a material adverse effect on our business, financial condition and results of operations. For additional information concerning the Grace Chapter 11 Proceedings and the settlement agreement see Item 8.A.7, “Financial Information — Legal Proceedings.”
Managed care plans usually negotiate lower reimbursement rates than other health plans. As such plans grow, amounts paid for our services and products by non-governmental payors could decrease
      We obtain a significant portion of our revenues from reimbursement provided by non-governmental third-party payors, such as private medical insurers. Although non-governmental payors generally pay at higher reimbursement rates than governmental payors, managed care plans generally negotiate lower reimbursement rates than indemnity insurance plans. Some managed care plans and indemnity plans also utilize a capitated fee structure or limit reimbursement for ancillary services.
      The increasing consolidation in the commercial insurance sector in the United States has put us under increasing pressure to reduce the prices for our services and products. If managed care plans in the United States reduce reimbursements, our sales could decrease. This could have a material adverse effect on our financial condition and results of operations.
Proposals for health care reform could decrease our revenues and operating profit
      The U.S. federal and certain U.S. state governments have been considering proposals to modify their current health care systems to improve access to health care and control costs. See Item 4.B, “Information on the Company — Business Overview Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of the Medicare Prescription Drug Modernization and Improvement Act of 2003. Other countries, especially those in Western Europe, are also considering health care reform proposals that could materially alter their government-sponsored health care programs by reducing reimbursement payments. Any reduction could affect the pricing of our products and the profitability of our services, especially as we intend to expand our international business. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to our Business
Our competitors’ recent combination could foreclose certain sales to an important customer
      We are engaged in both manufacturing dialysis products and providing dialysis services. We compete in the dialysis services business with many customers of our products business. As a result, independent dialysis clinics, those operated by other chains and dialysis centers acquired by other products manufacturers may elect to limit or terminate their purchases of our dialysis products so as to avoid purchasing products manufactured by a competitor. In addition, as consolidation in the dialysis services business continues and other vertically integrated dialysis companies expand, the external market for our dialysis products could be reduced. Possible purchase reductions could decrease our product revenues, with a material adverse effect on our business, financial condition and results of operations.
      On October 5, 2005, DaVita Inc. (“DaVita”), the second largest provider of dialysis services in the U.S. and one of the largest customers of our North America Products Division, completed its acquisition of Gambro Healthcare, Inc. (“Gambro Healthcare”), the third largest provider of dialysis services in the U.S., and agreed to purchase a substantial portion of its dialysis product supply requirements from Gambro Renal Products, Inc. during the next seven years. The long-term product supply contract between Davita and Gambro could result in substantial future reductions in DaVita’s purchases of our dialysis products. Any such reduction in DaVita’s purchases will decrease our product revenues and could result in a material adverse effect on our business, financial condition and results of operations. Any further consolidation involving dialysis service providers and dialysis product manufacturers would likely have similar effects.
The risks associated with the Renal Care Group merger and other acquisitions could have an adverse effect on our financial condition and results of operation
      On May 3, 2005, we entered into a definitive merger agreement for the acquisition of Renal Care Group, Inc., or RCG, for an all cash purchase price of approximately $3.5 billion. The acquisition is subject to certain conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other regulatory approvals. Item 4.B., “Information on the Company — Business Overview — Proposed Acquisition of Renal Care Group, Inc.” and Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Proposed Acquisition.” The RCG merger and other potential future acquisitions present challenges for the financing and management of our business. Following an acquisition, the infrastructure of an acquired company (including its management information systems) must be integrated into our own infrastructure; legal issues (including regulatory issues and contractual matters) arising from the acquisition must be resolved; marketing, patient services and logistical procedures must be harmonized; and, in some cases, divergent corporate and management cultures need to be reconciled. There is also the risk that key managers may leave the company during the integration process. These departures could affect the company’s day-to-day business and relations with customers and employees. The integration process could also turn out to be more difficult, time-consuming and costly than expected. If there are delays in the receipt of required governmental approvals for an acquisition, it may not be possible to consummate the acquisition and to recover costs that have been incurred in connection with the acquisition. In addition, difficulties regarding the acquisition or the newly acquired company’s business activities that we may have failed to identify could materialize or that we had regarded as immaterial could turn out to be material in the end. In addition, potential benefits of an acquisition may fail to materialize or may not materialize as anticipated. If we are unable to successfully meet the challenges associated with one or more of our acquisitions, particularly, the acquisitions of RCG, this could have an adverse effect on our business, financial condition and results of operations.
      On October 25, 2004, RCG received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of their business and operations, including those of RenaLab, Inc., their laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. RCG has announced that it intends to cooperate with the government’s investigation.
      On August 9, 2005, RCG received a subpoena from the office of the United States Attorney for the Eastern District of Missouri in connection with a joint civil and criminal investigation. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations. The areas covered by the subpoena include RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, RCG’s relationships with physicians, medical director compensation and joint ventures with physicians and its purchase of dialysis equipment from us. RCG has announced that it intends to cooperate with the government’s investigation.
      Upon the closing of the proposed acquisition, the Company will assume RCG’s obligations to comply with these subpoenas.
Our growth depends, in part, on our ability to continue to make acquisitions
      The health care industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources or could be limited by restrictions imposed in North America by the federal government or under our credit agreements. If we make future acquisitions, we may issue ordinary shares for non-cash consideration without first offering the shares to our existing shareholders, which could dilute the holdings of these shareholders. We may also need to borrow additional debt, assume significant liabilities or create additional expenses relating to intangible assets, any of which might reduce our reported earnings or our earnings per share and cause our stock price to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to the risk that we might not successfully integrate the acquired businesses or that we might not realize anticipated synergies from the combination. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.
      We also compete with other dialysis products and services companies in seeking suitable acquisition targets. If we are not able to continue to effect acquisitions on reasonable terms, especially in the international area, this could have an adverse effect on our business, financial condition and results of operations.
Our competitors could develop superior technology or otherwise impact our product sales
      We face numerous competitors in both our dialysis services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products by competitors could render one or more of our products less competitive or even obsolete.
We are exposed to products liability and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future
      Health care companies are subject to claims alleging negligence, products liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls and patent infringement claims. We cannot assure you that significant claims will not be asserted against us, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See Item 8.A.7, “Financial Information — Legal Proceedings.”
      While we have been able to obtain liability insurance in the past, to cover our business risks, we cannot assure you that such insurance will be available in the future either on acceptable terms or at all. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our sales and profitability.

If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing our dialysis products, our revenues would decrease
      Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an end-stage renal disease patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of our existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other health care institutions. If a significant number of physicians, hospitals or other health care institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.
      The decision to purchase our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or recommendations from other sources or purchases of our products or ancillary services would reduce our dialysis product and other services revenue, and could materially adversely affect our business, financial condition and results of operations.
If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technological development
      Our continued growth in the provider business will depend upon our ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel. Competition for those employees is intense and the current nursing shortage in North America has increased our personnel and recruiting costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as medical directors of our dialysis clinics. If we are unable to achieve that goal or if doing so requires us to bear increased costs this could adversely impact our growth and results of operations.
      Our dialysis products business depends on the development of new products, technologies and treatment concepts to be competitive. Competition is also intense for skilled engineers and other technical research and development personnel. If we are unable to obtain and retain the services of key personnel, the ability of our officers and key employees to manage our growth would suffer and our operations could suffer in other respects. These factors could preclude us from integrating acquired companies into our operations, which could increase our costs and prevent us from realizing synergies from acquisitions. Lack of skilled research and development personnel could impair our technological development, which would increase our costs and impair our reputation for production of technologically advanced products.
We face additional risks from international operations
      We operate dialysis clinics in 27 countries and sell a range of equipment, products and services to customers in over 100 countries. Our international operations are subject to a number of risks, including the following:

•	The economic situation in developing countries could deteriorate;

•	Fluctuations in exchange rates could adversely affect profitability;

•	We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	Local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•	Political and economic instability, especially in developing and newly industrializing countries, could disrupt our operations;

•	Some customers and governments could have longer payment cycles, with resulting adverse effects on our cash flow; and

•	Some countries could impose additional taxes or restrict the import of our products.
      Any one or more of these factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.
Diverging views of the financial authorities could require us to make additional tax payments
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits. We are contesting, and in some cases appealing certain of these unfavorable determinations. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments were to become due contemporaneously, it could have a material adverse impact on our operating cash flow in the relevant reporting period.
Risks Relating to our Securities
Capital markets may be unfamiliar with the KGaA form, which may adversely affect our share price
      Our preference shares and our ordinary shares are listed on the Frankfurt Stock Exchange and ADSs representing such shares are listed on the New York Stock Exchange. However, we are presently aware of only a few companies organized in KGaA form in Germany whose shares are publicly traded, and no such other company’s shares are listed on any national stock exchange in the United States or quoted in the Nasdaq Stock Market. We completed our transformation of legal form without any interruption in stock market trading of our shares, but additional time could be required until capital markets are fully familiar with the KGaA form. We cannot give any assurances as to the prices at which our shares or ADSs representing our shares will trade.
The public market for our preference shares and our preference share ADSs is limited and highly illiquid. The delisting of or preference share ADSs would further reduce the market for our preference shares
      Our preference shares are listed on the Frankfurt Stock Exchange and ADSs representing the preference shares are listed on the New York Stock Exchange (“NYSE”). However, as a result of the conversion and transformation, the number of our preference shares outstanding has been reduced from 27,762,179 to 1,132,757. As a result, the public market for our preference shares is limited and highly illiquid. At February 10, 2006, upon registration of the conversion and the transformation in the commercial register in Germany, the number of preference shares outstanding included 63,891 preference shares in the form of 191,673 American Depositary Shares. We have been advised by the NYSE that if the number of publicly-held FMC-AG & Co. KGaA preference share ADSs falls below 100,000, the preference share ADSs are likely to be delisted from the NYSE. Without a New York Stock Exchange or a Nasdaq Stock Market listing, the market for our preference share ADSs would be further reduced or eliminated.
Our substantial indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy
      We have a substantial amount of debt. At December 31, 2005, we have consolidated debt of $2.19 billion, including $1.19 billion of our trust preferred securities, and consolidated total shareholders’ equity of $3.97 billion, resulting in a ratio of total debt to equity of .55. After the completion of the RCG acquisition (see Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Proposed Acquisition”), our debt will increase (on a pro forma basis as of December 31, 2005) to approximately $6.40 billion and our pro forma total shareholders’ equity will be approximately $3.97 billion, resulting in a pro forma ratio of total debt to equity of 1.61. Our substantial level of debt and the higher level of debt to be incurred in connection with the RCG acquisition present the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance acquisitions and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions.
      Our 2003 Senior Credit Agreement and the indentures relating to our trust preferred securities include, and the new senior credit agreements that we will enter into in connection with the acquisition of RCG will include, covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated interest coverage ratio (ratio of consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) to consolidated net interest expense) and a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).
      Our 2003 Senior Credit Agreement and our indentures include, and the new senior credit agreements that we will enter into in connection with the acquisition of RCG will include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.
Fresenius AG owns 100% of the shares in the general partner of our Company and is able to control our management and strategy
      Prior to the transformation of legal form and the conversion, Fresenius AG held approximately 50.8% of our voting securities. As a result, Fresenius AG had the ability to elect the members of the supervisory board (Aufsichtsrat) of the Company and, through its voting power, to approve many actions requiring the vote of the shareholders of the Company. This controlling ownership had the effect of, among other things, preventing a change in control and precluding a declaration or payment of dividends without the consent of Fresenius AG. While the conversion and transformation have reduced Fresenius AG’s ownership of our voting ordinary shares to approximately 36.8%, Fresenius AG owns 100% of the outstanding shares of the general partner of the Company. As its sole shareholder, Fresenius AG has the sole right to elect the supervisory board of the general partner. Although our pooling agreement requires that one third of the members of the general partner’s supervisory board be persons with no significant business or professional relationship with us, Fresenius AG, or any of our affiliates. The general partner’s supervisory board elects the management board of the general partner, which is responsible for the management of the Company. Accordingly, through its ownership of the general partner, Fresenius AG is able to exercise substantially the same degree of control over the management and strategy of FMC-AG & Co. KGaA that it previously exercised as majority shareholder of FMC-AG, notwithstanding that it no longer owns a majority of our outstanding voting shares. Such control limits shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius AG’s consent, either or both of which could adversely affect the prices of our shares.
Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws
      Under the pooling agreement that we have entered into for the benefit of minority holders of our ordinary shares and holders of our preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC, to prepare annual and quarterly financial statements in accordance with U.S. generally accepted accounting principles, and to file information with the SEC with respect to annual and general meetings of our shareholders. These pooling agreements also require that the supervisory board of Fresenius Medical Care Management AG, our general partner, include at least two members who do not have any substantial business or professional relationship with Fresenius AG, Fresenius Medical Care Management AG or FMC-AG & Co. KGaA and its

affiliates and requires the consent of those independent directors to certain transactions between us and Fresenius AG and its affiliates.
      We are a “foreign private issuer,” as defined in the SEC’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. We are also generally exempt from most of the governance rule revisions recently adopted by the New York Stock Exchange, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. These limits on available information about our company and exemptions from many governance rules applicable to domestic issuers may adversely affect the market prices for our securities.

Item 4.	Information on the Company
A.             History and Development of the Company
General
      Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), is a German partnership limited by shares (Kommanditgesellschaft auf Aktien), formerly known as Fresenius Medical Care AG (“FMC-AG”), a German stock corporation (Aktiengesellschaft) organized under the laws of Germany.
      The Company was incorporated on August 5, 1996 as a stock corporation and transformed into the partnership limited by shares upon registration on February 10, 2006. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under the registration number HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone ++49-6172-609-0.
History
      The Company was originally created by the transformation of Sterilpharma GmbH (Gesellschaft mit beschränkter Haftung), a limited liability company under German law incorporated in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 15, 1996 adopted the resolutions for this transformation and the commercial register registered the transformation on August 5, 1996.
      On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace which we refer to as the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 FMC-AG Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, Inc., in exchange for 3,430,000 Ordinary shares.
      Effective October 1, 1996, we contributed all our shares in Fresenius USA, Inc., to Fresenius Medical Care Holdings, Inc., which conducts business under the trade name Fresenius Medical Care North America, and which is the managing company for all of our operations in the U.S., Canada and Mexico.
      On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting (“EGM”) held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a stock corporation

(Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Fresenius Medical Care Management AG (“Management AG”), a subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Shareholders in FMC-AG & Co. KGaA participate in all economic respects, including profits and capital, to the same extent and (except as modified by the share conversion described below) with the same number of ordinary and preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form. In addition, the EGM approved the adjustment of the existing employee participation programs and agreed to the creation of a new level of authorized capital (Genehmigtes Kapital). As used in this report, (i) the “Company” refers to both FMC-AG prior to the transformation of legal form and FMC-AG & Co. KGaA after the transformation and (ii) “we,” “us,” and “our” refer to either the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.
      Prior to the effectiveness of the transformation, and as approved by the EGM and by a separate vote of the Company’s preference shareholders during a separate meeting of the preference shareholders held immediately following the EGM, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (ADSs)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of €9.75 per ordinary share. Holders of a total of 26,629,422 preference shares accepted the offer, resulting in an increase of 26,629,422 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 699,949 ordinary shares of FMC-AG & Co. KGaA) outstanding. Immediately after the conversion and transformation of legal form, there are 96,629,422 ordinary shares outstanding. Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert. The 1,132,757 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation. As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Persons who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA.
      The market value of the Company’s shares on the close of business, May 3, 2005, the day before the conversion was announced, was €62.45 for the ordinary shares and €44.65 for the preference shares, a difference of €17.80. All preference shareholders were offered the opportunity, as approved by the EGM, to convert their preference share holdings by submitting their preference shares and paying a premium, initially set at €12.25 and subsequently reduced to €9.75 with each preference share submitted, in exchange for a like number of ordinary shares. Based on these market values the converting preference shareholders received a benefit of €8.05. The conversion is expected to have an impact on the earnings (or loss) per share available to the holders of our ordinary shares, under U.S. GAAP. As a result, the earnings per share calculation in the first quarter of 2006 may need to reflect the difference between (i) the market value of the ordinary shares less the conversion premium of €9.75 per preference share and (ii) the carrying amount of the preference shares at the conversion date, February 3, 2006, as a reduction of income available to ordinary shareholders and as a corresponding benefit to preference shareholders. The carrying amount of the preference shares consists of their historic investment and undistributed retained earnings allocated to the preference shares under the two-class method. The Company is continuing to analyze the need to reflect this reduction or benefit in our financial statements, but based on the market value of the Company’s ordinary shares on the close of business, February 3, 2006, the impact is approximately $0.9 billion or a reduction of $13.06 per ordinary share and a benefit of $34.32 per preference share. As this calculation compares the carrying amount of the preference shares which consists of the original investment by the preference shareholders plus any undistributed retained earnings the preference shares are entitled to with the market value of the ordinary shares at the date of closing, less the cash amount of €9.75 that the preference shareholders paid, it ignores the appreciation in value of our preference shares that had already occurred beyond the proportionate amount of undistributed retained earnings allocated to the preference shares. In addition, the measurement date of the exchange is February 3, 2006 and the charge would include all increases in the fair value of the ordinary shares received by the preference shareholders as consideration subsequent to the announcement date which significantly exceed the earnings allocated to the preference shares during the period from the announcement of the offer to the conversion date.
Capital Expenditures
      We invested, by business segment and geographical areas, the following amounts, excluding the RCG acquisition expected to close in the first quarter 2006, during the three fiscal years ended December 31, 2005, 2004, and 2003 (Mexico has been reclassified from International segment to North America segment in 2005 for management purposes. Prior years have been restated to reflect this reclassification.) and have budgeted the following amounts for the year 2006:

	Actual
				Budget
	2005	2004	2003	2006

	(in millions)
Acquisitions
North America	$77	$65	$43
International	57	55	58

Total Acquisitions	$134	$120	$101	$100

Capital expenditures for property, plant and equipment
North America	$176	$166	$182
International	139	113	109

Total Capital Expenditures	$315	$279	$291	$450

      During 2005, major areas of spending were for the maintenance of existing clinics and equipment for new clinics. In addition, expenditures were made for maintenance and expansion of production facilities in North America, Germany, France and Italy and for the capitalization of machines provided to customers primarily in Europe. We finance our capital expenditures through cash flow from operations or under existing or new credit facilities.
      In 2004, we acquired dialysis machines that were previously sold in sale-lease back transactions. The machines were acquired for approximately $29 million and were reflected as a capital expenditure in the Company’s cash flows.
      In 2003, the Company exercised an option to terminate an operating lease for certain manufacturing equipment in its Ogden, Utah, North American facility. The equipment was purchased for approximately $66,000 and is reflected as a capital expenditure in the accompanying consolidated statement of cash flows.
      For information regarding recent acquisitions, see Item 4 B. “Business Overview — Dialysis Care — Acquisitions.”
B.  Business Overview
Our Business
      We are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Based on publicly reported sales and number of patients treated, we are the largest dialysis company in the world. (Source: Nephrology News & Issues, July 2005; company data of significant competitors.) Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At December 31, 2005, we provided dialysis treatment to approximately 131,450 patients in 1,680 clinics worldwide located in 27 countries. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services, therapeutic aphaeresis, hemoperfusion and other services under contract to hospitals. In 2005, we provided 19.7 million dialysis treatments, an increase of approximately 5% compared to 2004. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in over 100 countries. For the year ended December 31, 2005, we had net revenues of $6.8 billion, a 9% increase (8% in constant currency) over 2004 revenues. We derived 68% of our revenues in 2005 from our North America operations and 32% from our international operations. (Mexico has been reclassified from International segment to North America segment in 2005 for management purposes. Prior years have been restated to reflect this reclassification.)
      We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.
      The following table summarizes net revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2005, 2004 and 2003 (Mexico has been reclassified from the International segment to the North America segment in 2005 for management purposes. Prior years have been restated to reflect this reclassification.)

	2005	2004	2003

	(in millions)
North America
Dialysis Care	$4,054	$3,802	$3,435
Dialysis Products	523	446	443

	4,577	4,248	3,878

International
Dialysis Care	813	699	544
Dialysis Products	1,382	1,281	1,106

	2,195	1,980	1,650
Renal Industry Overview
      We offer life-maintaining and life-saving dialysis services and products in a market which is characterized by a favorable demographic development.
End-Stage Renal Disease
      End-stage renal disease (“ESRD”) is the stage of advanced chronic kidney disease that is characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. Most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. A number of conditions — diabetes, hypertension, glomerulonephritis and inherited diseases — can cause chronic kidney disease. The majority of all people with ESRD acquire the disease as a complication of one or more of these primary conditions.
      There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. Therefore, most patients suffering from ESRD rely on dialysis. According to data published by the Centers for Medicare and Medicaid Services (“CMS”) (formerly the Health Care Financing Administration) of the U.S. Department of Health and Human Services, 15,589 patients of the ESRD patient population received kidney transplants in the U.S. during 2003, an increase of approximately 6% over 2002. Based on the total number of patients treated with dialysis in the U.S., only about 5% received a kidney transplant in 2003. In Germany, based on information published by “QuaSi-Niere gGmbH” only 4% of all patients treated with dialysis received a kidney transplant in 2004. In both countries less than 30% of all ESRD patients live with a functioning kidney transplant and more than 70% require dialysis (source: USRDS 2005 Annual Data Report; QuaSi-Niere gGmbH, Bericht 2004/2005). There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” We estimate the global ESRD patient population to have reached almost

1.8 million at the end of 2004. Of these patients, we estimate that almost 1.4 million were undergoing dialysis treatment, and over 400,000 people were living with kidney transplants. Of the estimated 1.4 million dialysis patients treated in 2004 approximately 1.225 million received HD and almost 150,000 received PD. Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs. The number of dialysis patients grew by approximately 6% in 2004.
      Based on data published by the CMS in 2005, the number of patients in the U.S. who received dialysis for chronic ESRD grew from approximately 171,500 in 1993 to 310,100 in 2003, a compound annual rate of approximately 6%. We believe that worldwide growth will continue at 6% per year. According to our own market surveys, Japan is the second largest dialysis market in the world. According to data published by the Japanese Society for Dialysis Therapy, approximately 237,710 dialysis patients were being treated in Japan at the end of 2003. In the rest of the world, we estimate that at the end of 2004 there were approximately 324,000 dialysis patients in Europe, nearly 200,000 patients in Asia (excluding Japan) and almost 170,000 patients in Latin America (including Mexico).
      Patient growth rates are significantly different on a regional basis. A below average increase in the number of patients is experienced in economically highly developed countries, such as the U.S., Western and Central Europe where a substantial portion of patients with terminal kidney failure have access to treatment, usually dialysis. Contrary to this, growth rates in the economically weaker regions continue to be around 10% and were thus far higher than average levels. We estimate that around 24% of all patients are treated in the U.S., approximately 18% in Japan and about 18% in the 25 countries of the European Union. The remaining 40% of all dialysis patients are distributed throughout more than 90 countries in different geographical regions. The high patient growth rate in economically weaker regions indicates that access to treatment is gradually improving. If regional growth patterns persist, a change in the regional distribution of dialysis patients will eventually occur as dialysis treatment becomes available to a higher proportion of patients in Asia, Latin America, Eastern Europe, the Middle East and Africa which comprise 80% of the world’s population.
      We believe that the continuing growth in the number of dialysis patients is principally attributable to:

•	increased general life expectancy and the overall aging of the general U.S. and European population;

•	shortage of donor organs for kidney transplants;

•	improved dialysis technology that makes life-prolonging dialysis available to a larger patient population;

•	greater access to treatment in developing countries; and

•	better treatment and survival of patients with hypertension, diabetes and other illnesses that lead to ESRD.
Dialysis Treatment Options for ESRD
      Hemodialysis. Hemodialysis removes toxins and excess fluids from the blood in a process in which the blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer separates waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water, and supplements the blood with solutes which must be added due to renal failure. The treated blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine can also monitor and record the patient’s vital signs.
      Hemodialysis patients generally receive treatment three times per week, typically for three to five hours per treatment. The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician.
      According to the most recent data available from the CMS, there were more than 4,500 Medicare-certified ESRD treatment clinics in the U.S. in 2004. Ownership of these clinics is characterized by a relatively small number of chain providers owning 70-75% of the clinics, of which we are one of the largest, and a large number of providers each owning 10 or fewer clinics. We estimate that there were approximately 4,000 dialysis clinics in the European Union at the end of 2004, of which about 50% are government-owned, approximately 40% are privately owned, and nearly 10% are operated by health care organizations. In Latin America, privately owned clinics predominate, comprising over 70% of all clinics providing dialysis care.
      According to CMS, as of December 31, 2003, hemodialysis patients represented about 90% of all dialysis patients in the U.S. Japanese Society for Dialysis Therapy data indicate hemodialysis patients comprise approximately 95% of all dialysis patients in Japan, and, according to our most recent studies, hemodialysis patients comprise 90% in the European Union and 85% in the rest of the world. Hence, hemodialysis is the dominant therapy method worldwide.
      Peritoneal Dialysis. Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD a machine pumps or “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient.
Our Strategy
      Our objective is generating revenue growth that exceeds market growth of the dialysis industry, measured by growth in the patient population, while maintaining our leading position in the market and increasing earnings at a faster pace than revenues. Our dialysis care and product revenues have grown faster than the market over the past five years, and we believe that we are well positioned to meet our objectives by focusing on the following strategies:

•	Improve our Leading Market Position and Expand Presence in Attractive Growth Markets Worldwide. Based on publicly reported sales and number of patients treated, we are the world’s largest dialysis company. Through our planned acquisition of RCG, we will further strengthen our position in the United States. We also intend to expand our global product business by acquiring and establishing new dialysis clinics within attractive international markets. We believe that we will obtain an increasing percentage of our dialysis care growth from worldwide markets. We believe that increases in per capita income in developing countries will make general health care benefits, which may include payment for dialysis treatment, more widely available and present significant opportunities.

•	Increase Our Spectrum of Dialysis Services. We plan to continue to expand our role within the broad spectrum of services for dialysis patients. We implement this strategy by providing expanded and enhanced patient services, including laboratory services, to both our own clinics and those of third parties. We estimate that our Spectra Renal Management division provides laboratory services for approximately 40% of the ESRD patients in the U.S. We have developed disease state management methodologies, which involve the coordination of total patient care for ESRD patients and which we believe are attractive to managed care payors. We formed Optimal Renal Care, LLC, a joint venture with The Permanente Federation and Renaissance Health Care as a joint venture with participating nephrologists. We recently acquired the joint venture interest in Optimal Renal Care and the minority interests in Renaissance Health Care and merged the two companies. We provide ESRD and Chronic Kidney Disease management programs to more than 3,000 patients. We also operate a surgical center for the management and care of vascular access for ESRD patients, which decreases hospitalization.

•	Differentiated Patient Care Programs from those of Our Competitors. We believe that our UltraCare® Patient Care program offered at our North America dialysis facilities distinguishes and differentiates our patient care programs from those of our competitors. UltraCare® therapy employs single-use high flux polysulfone dialyzers, on-line quality measurement, and Ultra Pure Dialysate all of which we feel improve mortality and increase the quality of patient care. The change to single-use dialyzers has increased our per treatment dialyzer costs relative to use of multi-use dialyzers. These cost increases have been offset, however, by our ability to achieve economies of scale in the production of these dialyzers, due to our large-scale single-use dialyzer manufacturing capacity. Moreover, we have implemented a staffing model based on single-use that reduces our personnel costs per treatment. Finally, automated controls in our 2008 Series dialysis machine reduces concentrate usage and associated costs.

•	Continue to Provide High Standards of Patient Care. We believe that our reputation for providing the highest standards of patient care is a competitive advantage.

•	Extend Our Position as an Innovator in Product and Process Technology. We are committed to technological leadership in both hemodialysis and peritoneal dialysis products. We have more than 350 full time equivalents as members of our research and development team that focuses on developing dialysis systems that are safer, more effective and easier to use and that can be easily customized to meet the differing needs of customers around the world. We believe that our extensive expertise in patient treatment and clinical data will further enhance our ability to develop more effective products and treatment methodologies. Our ability to manufacture dialysis products on a cost-effective and competitive basis results in large part from our process technologies. Over the past several years, we have reduced manufacturing costs per unit through development of proprietary manufacturing technologies that have streamlined and automated our production processes.

•	Offer Complete Dialysis Product Lines with Recurring Disposable Products Revenue Streams. We offer broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable us to serve as our customers’ single source for all of their dialysis machines, systems and disposable products.

Proposed Acquisition of Renal Care Group, Inc.
      On May 3, 2005, we entered into a definitive merger agreement for the acquisition (the “Acquisition”) of Renal Care Group, Inc. (“RCG”), a Delaware corporation with principle offices in Nashville, Tennessee, for an all cash purchase price of approximately $3.5 billion. At December 31, 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals. Completion of the Acquisition, approved by RCG’s stockholders in a vote held on August 24, 2005, is subject to governmental approvals (including termination or expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, the “Act”) and other third-party consents. On February 15, 2006, we announced that we and RCG had entered into a definitive agreement to sell approximately 100 dialysis centers serving on average approximately 60-65 patients per center to National Renal Institutes, Inc. (“NRI”), a wholly owned subsidiary of DSI Holding Company, Inc. The divestiture of these centers is an important step toward concluding the review by the United States Federal Trade Commission (“FTC”) of our acquisition of Renal Care Group. The purchase price for the divested centers is approximately $450 million to be paid in cash, subject to post-closing adjustments for working capital and other routine matters. The sale of the centers to NRI is expected to close shortly after the completion of our acquisition of RCG.
      The sale of the centers is subject to FTC and certain state approvals. See Item 5 B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook — Proposed Acquisition”.
Dialysis Care
Dialysis Services
      We provide dialysis treatment and related laboratory and diagnostic services through our network of approximately 1,680 outpatient dialysis clinics, 1,155 of which are in the U.S. and 525 of which are in

26 countries outside of the U.S. Our operations outside the U.S. and Mexico generated 17% of our 2005 dialysis care revenue. Our International segment currently operates or manages dialysis clinics in Argentina, Australia, Brazil, China, Colombia, Chile, Czech Republic, Estonia, France, Germany, Hungary, Hong Kong, Italy, Singapore, Portugal, Poland, Romania, Slovakia, Slovenia, South Africa, Spain, Taiwan, Turkey, United Kingdom and Venezuela. Our dialysis clinics are generally concentrated in areas of high population density. In 2005, we acquired a total of 37 existing clinics, opened 65 new clinics and consolidated 32 clinics. The number of patients we treat at our clinics worldwide increased by about 6%, from approximately 124,400 at December 31, 2004 to approximately 131,450 at December 31, 2005. For 2005, dialysis services accounted for 72% of our total revenue.
      With our large patient population, we have developed proprietary patient statistical databases which enable us to improve dialysis treatment outcomes, and further improve the quality and effectiveness of dialysis products. We believe that local physicians, hospitals and managed care plans refer their ESRD patients to our clinics for treatment due to:

•	our reputation for quality patient care and treatment;

•	our extensive network of dialysis clinics, which enables physicians to refer their patients to conveniently located clinics; and

•	our reputation for technologically advanced products for dialysis treatment.
      At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. A nurse attaches the necessary tubing to the patient and the dialysis machine and monitors the dialysis equipment and the patient’s vital signs. The capacity of a clinic is a function of the number of stations and such factors as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.
      Each of our dialysis clinics is under the general supervision of a Medical Director or, in exceptional circumstances dictating the need for more than one medical director, all of whom are physicians. See “Patients, Physician and Other Relationships.” Each dialysis clinic also has an administrator or clinical manager who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses, licensed practical nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians.
      As part of the dialysis therapy, we provide a variety of services to ESRD patients in the U.S. at our dialysis clinics. These services include administering EPO, a synthetic engineered hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients in the U.S. Revenues from EPO accounted for approximately 21% of total revenue in our North America segment for the year ended December 31, 2005. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc. is the sole manufacturer of EPO in North America and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from January 2006 to December 2007. See “— Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoietan (EPO).”
      Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient’s residence. See “— Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of billing for these products and services.
      We also provide dialysis services under contract to hospitals in the U.S. on an “as needed” basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma or similar causes, and requires dialysis until the patient’s kidneys recover their normal function. We service these patients either at their bedside, using portable dialysis equipment, or at the hospital’s dialysis site.

Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic outpatient treatments.
      We employ a centralized approach with respect to certain administrative functions common to our operations. For example, each dialysis clinic uses our proprietary manuals containing our standardized operating and billing procedures. We believe that centralizing and standardizing these functions enhance our ability to perform services on a cost-effective basis.
      The manner in which each clinic conducts its business depends, in large part, upon applicable laws, rules and regulations of the jurisdiction in which the clinic is located, as well as our clinical policies. However, a patient’s attending physician, who may be the clinic’s Medical Director or an unaffiliated physician with staff privileges at the clinic, has medical discretion to prescribe the particular treatment modality and medications for that patient. Similarly, the attending physician has discretion in prescribing particular medical products, although the clinic typically purchases equipment, regardless of brand, in consultation with the Medical Director.
Fresenius UltraCare® Program
      The UltraCare® program of our North America dialysis services group combines our latest product technology with our highly trained and skilled staff to offer our patients a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® dialyzers are combined with our 2008tm Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. (A study published in 2004 (Lowrie/Li/Ofsthun/ Lazarus, Nephrology Dialysis Transplantation, August 17, 2004) comparing single use and re-use dialyzers concluded that the abandonment of dialyzer re-use practice could lead to lower mortality rates and to an increase in the quality of patient care). UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. All of our North American dialysis clinics have been certified for the UltraCare® program.
Laboratory Services
      We provide laboratory testing and marketing services through Spectra Renal Management. Spectra Renal Management provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra Renal Management the leading clinical laboratory provider in North America, provides testing for dialysis related treatments in its two operating laboratories located in New Jersey and Northern California. During the year ended December 31, 2005, Spectra Renal Management performed nearly 42 million tests for approximately 125,000 dialysis patients in over 1,800 clinics across the U.S., including clinics that we own or operate.
Other Services
      We also provide perfusion, autotransfusion and therapeutic apheresis services in the U.S. Perfusion maintains human heart and lung function during cardiovascular surgery. Autotransfusion is used during surgery to collect, filter and reinfuse a patient’s own blood as an alternative to using donor blood. Therapeutic apheresis is the process of separating or removing illness-causing substances from patient’s blood or plasma.
Acquisitions
      A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire health care businesses, particularly dialysis clinics, on reasonable terms. Worldwide, physicians own many dialysis clinics that are potential acquisition candidates for us. In the U.S., doctors might determine to sell their clinics to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors might determine to sell to us and/or enter into joint ventures or other relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services.
      We paid aggregate cash consideration primarily for dialysis clinics of approximately $125 million in 2005 and approximately $104 million in 2004.
      In May 2005, we entered into a definitive merger agreement for the acquisition of Renal Care Group Inc. for approximately $3.5 billion in cash. See Item 5 B., “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook — Proposed Acquisition”.
      We continued to enhance our presence outside the U.S. in 2005 by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics.
Quality Assurance in Dialysis Care
      Our quality management activities are primarily focused on comprehensive development and implementation of an Integrated Quality Management System (“IMS”). Our goals in this area include not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach results in an IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the quality management system standard offers a highly flexible structure that allows us to adapt to future regulations. The most important of these include, among others, ISO 9001 and ISO 14001, which defines environmental management system requirements. The IMS fulfils the ISO-Norm 9001:2000 requirements for quality control systems and links it with the ISO-Norm 14001:1996 for environmental control systems. At the same time, it conforms to the medical devices requirements of ISO-Norm 13485:2003.
      Our dialysis clinics’ processes and documentation are continuously inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Newly developed system evaluation methods, allowing simpler performance comparisons, are used to identify additional improvement possibilities. Certification of our dialysis clinics was focused in 2005 on Eastern European countries, particularly in Czech Republic, Poland, Turkey and Hungary.
      Our important quality assurance goals in 2006 are:

•	Improvement of risk management systems in dialysis clinics.

•	Implementation of an audit management system tool — first pilots are planned for the Czech Republic and Poland.

•	Extension of matrix certification of environmental management system to Italy and Poland.
      At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2005, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity.
Sources of U.S. Dialysis Care Net Revenue
      The following table provides information for the years ended December 31, 2005, 2004 and 2003 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program,

(b) private/ alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,

	2005	2004	2003

Medicare ESRD program	56.0%	58.3%	61.0%
Private/alternative payors	31.6%	30.0%	29.2%
Medicaid and other government sources	4.2%	4.1%	3.9%
Hospitals	8.2%	7.6%	5.9%

Total	100.0%	100.0%	100.0%

      Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See “Regulatory and Legal Matters — Reimbursement.”
Patient, Physician and Other Relationships
      We believe that our success in establishing and maintaining dialysis clinics, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient’s nephrologist has staff privileges. In nearly all our dialysis clinics, local doctors, who specialize in the treatment of renal patients (nephrologists), act as practitioners. Our ability to provide high-quality dialysis care and to fulfil the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from general practitioners.
      Medicare ESRD program reimbursement regulations require that a Medical Director generally supervise treatment at a dialysis clinic. Generally, the Medical Director must be board certified or board eligible in internal medicine and have at least twelve months of training or experience in the care of patients at ESRD clinics. Our Medical Directors also maintain their own private practices. We have entered into written agreements with physicians who serve as medical directors in our clinics. In North America these agreements generally have an initial term between 5 to 10 years. The compensation of our medical directors and other contracted physicians is negotiated individually and depends in general on local factors such as competition, the professional qualification of the physician, their experience and their tasks as well as the size and the offered services of the clinic. The total annual compensation of the medical directors and the other contracted physicians is stipulated at least one year in advance and normally contains incentives in order to continue to improve efficiency and quality. We believe that the compensation of our medical directors is in line with the market.
      Almost all contracts we enter into with our medical directors in the United States as well as the typical contracts which we obtain when acquiring existing clinics, contain non-competition clauses concerning certain activities in defined areas for a defined period to time. These clauses do not enjoin the physicians from performing patient services directly at other locations/ areas. As prescribed by law we do not require physicians to send patients to us or to specific clinics or to purchase or use specific medical products or ancillary services.
Competition
      Dialysis Services. Our major competitors in the U.S. are DaVita, Inc., Dialysis Clinic Inc. and Renal Advantage Inc. and in our International segment are Gambro AB and B. Braun Melsungen AG. Ownership of dialysis clinics in the U.S. consists of a large number of providers each owning 10 or fewer clinics and a small number of larger multi-clinic providers. Over the last decade the dialysis industry has been characterized by ongoing consolidations. The Davita/Gambro and Fresenius Medical Care/RCG transactions have carried this consolidation process into 2005 and 2006. Davita, Inc. recently acquired all of Gambro AB’s dialysis service clinics in the United States and entered into a long-term supply agreement with Gambro. (See “Risk Factors — Our competitors’ recent combination could foreclose certain sales to an important customer.”). In May 2005, we entered into a definitive agreement to acquire RCG for approximately $3.5 billion in cash. See Item 5 B.

“Operating and Financial Review and Prospects — Liquidity and Capital Resources  — Outlook — Proposed Acquisition”.
      Many of our dialysis clinics are in urban areas, where there frequently are many competing clinics in proximity to our clinics. We experience direct competition from time to time from former Medical Directors, former employees or referring physicians who establish their own clinics. Furthermore, other health care providers or product manufacturers, some of who have significant operations, may decide to enter the dialysis business in the future.
      Because in the U.S. government programs are the primary source of reimbursement for services to the majority of patients, competition for patients in the U.S. is based primarily on quality and accessibility of service and the ability to obtain admissions from physicians with privileges at the facilities. However, the extension of periods during which commercial insurers are primarily responsible for reimbursement and the growth of managed care have placed greater emphasis on service costs for patients insured with private insurance.
      In most countries other than the U.S., we compete primarily against individual freestanding clinics and hospital-based clinics. In many of these countries, especially the developed countries, governments directly or indirectly regulate prices and the opening of new clinics. Providers compete in all countries primarily on the basis of quality and availability of service and the development and maintenance of relationships with referring physicians.
      Laboratory Services. Spectra Renal Management competes in the U.S. with large nationwide laboratories, dedicated dialysis laboratories and numerous local and regional laboratories, including hospital laboratories. In the laboratory services market, companies compete on the basis of performance, including quality of laboratory testing, timeliness of reporting test results and cost-effectiveness. We believe that our services are competitive in these areas.
Dialysis Products
      We are currently, based on internal estimates, publicly available market data and our data of significant competitors, the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in over 100 countries. Most of our customers are dialysis clinics. For the year 2005, dialysis products accounted for 28% of our total revenue.
      We produce a wide range of machines and disposables for hemodialysis and for peritoneal dialysis:

•	HD machines and PD cyclers

•	Dialyzers, our largest product group

•	PD solutions in flexible bags

•	HD concentrates, solutions and granulates

•	Bloodlines

•	Systems for water treatment
      Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including others dialyzers, specific instruments for vascular access, heparin (an anticoagulant as well as other supplies, such as bandages, clamps and injections.

Overview
      The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and our adsorber business.

	Year Ended December 31,

	2005		2004		2003

	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total

	(U.S. dollars in millions)
Hemodialysis Products	$1,588.6	83	$1,453.0	84	$1,326.1	85
Peritoneal Dialysis Products	275.5	15	242.9	14	211.5	14
Adsorbers	40.9	2	30.9	2	11.6	1

Total	$1,905.0	100	$1,726.8	100	$1,549.2	100

Hemodialysis Products
      We offer a comprehensive hemodialysis product line. Products include HD machines, modular components for dialysis machines, polysulfon dialyzers, blood lines, solutions and concentrates, needles, connectors, machines for water treatment, data administration systems, dialysis chairs, equipment and accessories for the reuse of dialyzers and similar products. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.
      Dialysis Machines. We sell our 2008tm Series dialysis machines as 2008H and 2008K models in North America and 4008 Series models and recently introduced Series 5008 models in the rest of the world. The 2008/4008 series is the most widely sold machine for hemodialysis treatment. Overall, we have produced nearly 200,000 units to date. The 5008 series was launched in June 2005 and is intended to gradually follow the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes Significant advances in the field of electronics enables highly complex treatment procedures to be controlled and monitored safely and clearly through interfaces
      Our dialysis machines offer the following features and advantages:

•	Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

•	Proven hydraulic systems, providing reliable operation and servicing flexibility;

•	Compatibility with all manufacturers’ dialyzers and a wide variety of blood-lines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements. Modular design also allows upgrading through module substitution without replacing the entire machine;

•	Specialized modules that provide monitoring and response capability for selected bio-physical patient parameters, such as body temperature and relative blood volume. This concept, known as physiological dialysis, permits hemodialysis treatments with lower incidence of a variety of symptoms or side effects, which still occur frequently in standard hemodialysis.

•	Sophisticated microprocessor controls, and display and readout panels that are adaptable to meet local language requirements;

•	Battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	Online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance Monitoring, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	On-line data collection capabilities and computer interfacing with our FINESSE module and FDS08 system. Our systems enable us to:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a personal computer network;

—	enter nursing records automatically at bedside to register and document patient treatment records, facilitate billing, and improve record-keeping and staff efficiency;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.
      Dialyzers. We manufacture dialyzers using hollow fiber Fresenius Polysulfone® and Helixone membranes, a synthetic material. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

•	higher biological compatibility, resulting in reduced incidence of adverse reactions to the fibers;

•	greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

•	a complete range of permeability, or membrane pore size, which permits dialysis at prescribed rates — high flux and low flux, as well as ultra flux for acute dialysis, and allows tailoring of dialysis therapy to individual patients.
Other Hemodialysis Products
      We manufacture and distribute arterial, venous, single needle and pediatric bloodlines. We produce both liquid and dry dialysate concentrates. Liquid dialysate concentrate is mixed with purified water by the hemodialysis machine to produce dialysis solution, which removes the toxins and excess water from the patient’s blood during dialysis. Dry concentrate, developed more recently, is less labor-intensive to use, requires less storage space and may be less prone to bacterial growth than liquid solutions. We also produce dialysis solutions in bags, including solutions for priming and rinsing hemodialysis bloodlines, as well as connection systems for central concentrate supplies and devices for mixing dialysis solutions and supplying them to hemodialysis machines. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles, hemodialysis catheters, and products for acute renal treatment.
Peritoneal Dialysis Products
      We offer a full line of peritoneal dialysis systems and solutions which include both continuous ambulatory peritoneal dialysis (CAPD) and continuous cycling peritoneal dialysis (CCPD) also called automated peritoneal dialysis (APD).
      CAPD Therapy: We manufacture both systems and solutions for CAPD therapy. Our product range offers the following advantages for patients including:
      Fewer possibilities for touch contamination. Our unique PIN and DISC technology was designed to reduce the number of steps in the fluid exchange process and by doing so has lessened the risk of infection, particularly in the disconnection step in which the patient connector is closed automatically without the need for manual intervention.

•	Improved biocompatibility. The new balance and bicaVera solutions are pH neutral snf have very low glucose degradation products (GDPs) providing greater protection for the peritoneal membrane.

•	Environmentally friendly material: Our stay•safe® system is made of Biofine, a material, developed by Fresenius, which upon combustion is reduced to carbon dioxide and water and does not contain any plasticizers.
      APD Therapy: We have been at the forefront of the development of automated peritoneal dialysis machines since 1980. APD therapy differs from that of CAPD in that fluid is infused into the peritoneal cavity of patients while they sleep. The effectiveness of the therapy is dependant on the dwell times, the composition of the solution used, the volume of solution and the time of the treatment, usually 8-10 hours. APD offers a number of benefits to the patients:

•	Improved quality of life. The patient is treated at night and can lead a more normal life during the day without fluid exchange every few hours.

•	Improved adequacy of dialysis. By adjusting the parameters of treatment it is possible to provide more dialysis to the patient compared to conventional CAPD therapy. This therapy offers important options to physicians such as treating patients with larger body sizes or those who have ultrafiltration failure.
      Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. Our APD equipment product line includes:

•	sleep•safe: The sleep•safe machine has been used since 1999. It has automated connection technology thus further reducing the risk on touch contamination. Another key safety feature is the barcode recognition system for the types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of infants.

•	North American cycler portfolio: This includes the (a) Freedom® and 90/2® cyclers for pediatric and acute markets, (b) the Freedom® Cycler PD+ with IQ card™ and (c) the Newton IQ® Cycler. The credit card-sized IQcard™ can provide actual treatment details and results for compliance monitoring to the physician and, when used with the Newton IQ™ Cycler, can upload the patient’s prescription into the machine. The Newton IQ™ Cycler also pumps waste dialysate directly into a receptacle.
      Patient Management Software: We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, Pack-PD® and FITTness™. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.
Customers, Marketing, Distribution and Service
      We sell most of our products to clinics, hospitals and specialized treatment clinics. With our comprehensive product line and years of experience in dialysis, we believe that we have been able to establish and maintain very close relationships with our clinic customer base on a global basis. Close interaction between our sales force and research and development personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. This sales force engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. We also sponsor medical conferences and scientific symposia as a means for disseminating scientific or technical information. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We also use outside distributors to provide sales coverage in countries that our internal sales force does not service.

      In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From this central warehouse, we distribute our dialysis products to regional warehouses. We then distribute peritoneal dialysis products to the patient at home, and ship hemodialysis products directly to dialysis clinics and other customers. Local sales forces, independent distributors, dealers and sales agents sell all our products.
      We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products. We provide training sessions on our equipment at our facilities in Schweinfurt, Germany, Chicago, Illinois and Walnut Creek, California and we also maintain regional service centers that are responsible for day-to-day international service support.
Manufacturing Operations
      We operate state-of-the-art production facilities worldwide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, mixes, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. The decentralized structure helps to reduce transport costs. We are using our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing.
      We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France and Inukai, Japan facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. At our Ogden, Utah facilities we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide. We also produce PD products in Mexico and Japan. Our facilities are inspected on a regular basis by national and/or international authorities.
      During 2005, we primarily invested in the modernization and expansion of production facilities in North America, Germany, France and Italy. See “History and Development of the Company — Capital Expenditures.”
      We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. The pressure, temperature and time required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permittee limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. See also Item 3. “Regulatory and Legal Matters — Facilities and Operational Regulations”.
Environmental Management
      We have integrated environmental protection targets into our operations. To reach these goals, our Integrated Quality Management System (“IMS”) has been in use at our production facilities as well as at a number of dialysis clinics. IMS fulfils the requirements of quality management systems as well as environmental management. Our IMS fulfils the requirements of the ISO-Norm 14001:1996. Environmental targets are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.
      In our dialysis facilities, we establish, depending on the facility and situation concerned, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Adjustments are implemented on a site-by-site basis after evaluation of the site’s performance. In our North America dialysis clinics, we have been able to reduce fresh water consumption by one third by means of a new system of production of purified water and to reduce energy costs at the same time. Targeted environmental performance criterial in other locations include fresh water consumption and improved separation of waste.
Sources of Supply
      Our purchasing policy combines worldwide sourcing of high-quality materials with the establishment of long-term relationships with our suppliers. Additionally, we carefully assess the reliability of all materials purchased to ensure that they comply with the rigorous quality and safety standards required for our dialysis products. Our International Purchasing Consulting Center (PCC) ensures that we consistently maintain high standards by entering into global agreements. An interactive information system links all our global projects to ensure that they are standardized and constantly monitored.
      PCC focuses on further optimizing procurement logistics and reducing purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We also plan to intensify, where appropriate, our use of internet-based procurement tools by purchasing raw materials through special on-line auctions. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency.
New Product Introductions
      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Research and development expenditures were $51 million in 2005, $51 million in 2004, and $50 million in 2003.
      New or enhanced products introduced in 2005 included the following:

•	2008K@Home — converting the 2008K dialysis machine for the U.S. home hemodialysis market, including task oriented prompts, integrated leakage and pulse sensors and devices for remote monitoring.

•	POL — PatientOnLine improved software covering all aspects of PD, including management of medical data, prescription editor and adequacy tests.

•	Improved PD Product Line — including new connections and color coding for ease of identification of glucose and calcium concentrations.

•	sleep.safe BicaVera — sleep.safe with a more biocompatible PD solution containing bicarbonate as a buffer.
      In 2005, we introduced a new series of dialysis systems — the 5008 series — to the market. The 5008 therapy system constitutes a significant new development in kidney replacement therapy. It includes a completely newly conceived dialysis machine. The system offers the patient extremely high therapy quality and a very high standard of safety, while providing clinical personnel maximum operating comfort and significant time savings, all at reduced operating costs for the operator of a dialysis unit. The 5008 therapy system thereby fulfils all the requirements placed by an ever growing, multi-symptomatic patient population on dialysis therapy while responding to increasing cost pressures in health services.
Patents, Trademarks and Licenses
      As the owner of or licensee under patents and trademarks throughout the world, we hold rights under about 1,600 patents and patent applications relating to dialysis technology in major markets. Patented technologies that relate to dialyzers include our in-line sterilization method and sterile closures for in-line sterilized medical devices. The generation of DIASAFE® filters and FX dialyzers are also the subject of patents and pending patent applications.

      The connector system for our biBag bicarbonate concentrate powder container for the 4008 Series dialysis equipment series has been patented in the United States, Norway and Finland, Japan and Europe.
      A number of pending patent applications relate to components of the new 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and the connector system for a modified biBag bicarbonate concentrate powder container.
      Among our more significant patents is the one for our polysulfone hollow fiber. This patent expired in 2005 in Germany and most other countries but the patent in the United States does not expire until the beginning of 2007. The in-line sterilization method patent will expire in 2010 in Germany, the United States, and other countries. The patent for the biBag connector expires in 2013, in Germany, the United States, and other countries. The dates given represent the maximum patent life of the corresponding patents. We believe that even after expiration of these patents, our proprietary know-how for the manufacture of these products and our continuous efforts in obtaining targeted patent protection for newly developed upgrade products will continue to constitute a competitive advantage.
      For peritoneal dialysis, we hold protective rights on our polyolefine film Biofine, which is suitable for packaging intravenous and peritoneal dialysis fluids. This film is currently used only in non-US markets. Patents have been granted in Australia, Brazil Germany, Europe, Japan, South Korea, Belarus and the United States. However, in Japan and Europe, proceedings opposing the registration of the patents are pending. A further pending patent family describes a special film for a peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. Patents have been granted in Brazil Europe, Japan, South Korea and the United States. However, proceedings against the registration of the patent are currently pending in Europe.
      We believe that our success will continue to depend significantly on our technology. As a standard practice, we obtain legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a material number of products for which patent protection has lapsed or where only particular features have been patented. We cannot, however, assure that our intellectual property rights will not be infringed by third parties or that we will always be successful in prosecuting infringement claims. Registered patents may also be subject to infringement or invalidation claims by others either in whole or in part. In addition, technological developments could suddenly reduce the value of our existing intellectual property.
      Our principal trademarks are the name “Fresenius” and the “F” logo, for which we hold a perpetual, royalty-free license from Fresenius AG, formerly our majority stockholder and now sole stockholder of our general partner. See Item 7B — “Related Party Transactions — Trademarks”.
Competition
      The markets in which we sell our dialysis products are highly competitive. Our competitors in the sale of hemodialysis and peritoneal dialysis products include Gambro AB, Baxter International Inc., Asahi Kasei Medical Co. Ltd., Bellco S.p.A., a subsidiary of the Sorin group, B. Braun Melsungen AG, Nipro Corporation Ltd., Nikkiso Co., Ltd., Terumo Corporation and Toray Medical Co., Ltd.
Risk Management
      We have prepared guidelines for an extensive world-wide risk management program, aimed at assessing, analyzing, evaluating the spectrum of possible and actual developments and — if necessary — converting these into corrective measures.
      Our risk management system for monitoring industry risks and individual markets relies in part on supervisory systems in our individual regions. Our management board receives status reports from the responsible risk managers twice yearly and immediate information regarding anticipated risks as the information is developed. We monitor and evaluate economic conditions in markets which are particularly important for us and overall global political, legal and economic developments and specific country risks. Our system covers industry risks and those of our operative and non-operative business. Our risk management system functions as part of our overall management information system, based on group-wide controlling and an internal monitoring system, which provides early recognition of risks. Financial reports provide monthly and quarterly information, including deviations from budgets and projections in a relatively short period, which also serve to identify potential risks.
      As a company required to file reports under the Securities Exchange Act of 1934, we are subject to the provisions of the Sarbanes-Oxley Act of 2002. Section 404 of that act requires that we maintain internal controls over financial reporting, which is a process designed by, or under the supervision of, our chief executive and chief financial officers, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Since the beginning of 2003, a project team has been documenting and evaluating our world-wide internal auditing and controls to ensure that our internal controls and accounting comply with applicable rules and regulations. Our management’s report on its review of the effectiveness of our internal accounting controls as of December 31, 2005 has been filed as an exhibit to this report.
      The functional capacity and effectiveness of our risk management system was audited as part of the audit of our annual financial statements for 2005, as required by German law. No special risks were ascertained in relation to our business as a whole, our internal organization or the external environment.
Regulatory and Legal Matters
Regulatory Overview
      Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations regarding the operation of dialysis clinics, laboratories and manufacturing facilities, the provision of quality health care for patients, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for governmental payments and/or reimbursement. In the U.S., some states restrict ownership of health care providers by certain multi-level for-profit corporate groups or establish other regulatory barriers to the establishment of new dialysis clinics. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit ownership of health care providers or establish other regulatory barriers to direct ownership by foreign companies. In all jurisdictions, we work within the framework of applicable laws to establish alternative contractual arrangements to provide services to those facilities.
      Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

•	failure to receive required licenses, certifications or other approvals for new facilities or products or significant delays in such receipt;

•	complete or partial loss of various federal certifications, licenses, or other permits required under the laws of any state or other governmental authority by withdrawal, revocation, suspension, or termination or restrictions of such certificates and licenses by the imposition of additional requirements or conditions, or the initiation of proceedings possibly leading to such restrictions or the partial or complete loss of the required certificates, licenses or permits; and

•	changes resulting from health care reform or other government actions that reduce reimbursement or reduce or eliminate coverage for particular services we provide.
      We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “anti-kickback statute”, the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the “Stark Law”, U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996 that protect the privacy of patient medical records and prohibit inducements to patients to select a particular health care provider (commonly known as “HIPAA”) and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the health care industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to federal health care laws that may create further restrictions.
      Fresenius Medical Care Holdings has entered into a corporate integrity agreement with the U.S. government, which requires that Fresenius Medical Care Holdings staff and maintain a comprehensive compliance program, including a written code of conduct, training programs and compliance policies and procedures. The corporate integrity agreement requires annual audits by an independent review organization and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude Fresenius Medical Care Holdings and its subsidiaries from participation in U.S. federal health care programs and impose fines if there is a material breach of the agreement that is not cured by Fresenius Medical Care Holdings within thirty days after Fresenius Medical Care Holdings receives written notice of the breach.
Product Regulation
U.S.
      In the U.S. numerous regulatory bodies, including the Food and Drug Administration (“FDA”) and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical products and supplies under their jurisdiction. We are required to register with the FDA as a device manufacturer. As a result, we are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation requirements and other regulations. These regulations require us to manufacture products in accordance with Good Manufacturing Practices (“GMP”) and that we comply with FDA requirements regarding the design, safety, advertising, labeling, record keeping and distribution of our products. Further, we are required to comply with various FDA and other agency requirements for labeling and promotion. The Medical Device Reporting regulations require that we provide information to the FDA whenever there is evidence to reasonably suggest that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. In addition, the FDA prohibits us from promoting a medical device for unapproved indications.
      If the FDA believes that a company is not in compliance with applicable regulations, it can issue a warning letter, issue a recall order, institute proceedings to detain or seize products, impose operating restrictions, enjoin future violations and assess civil penalties against a company, its officers or its employees and can recommend criminal prosecution to the Department of Justice.
      We cannot assure that all necessary regulatory approvals, including approvals for new products or product improvements, will be granted on a timely basis, if at all. Delays in or failure to receive approval, product recalls or warnings and other regulatory actions and penalties can materially affect operating results.
      In addition, in order to clinically test, produce and market certain medical products and other disposables (including hemodialysis and peritoneal dialysis equipment and solutions, dialyzers, bloodlines and other disposables) for human use, we must satisfy mandatory procedures and safety and efficacy requirements established by the FDA or comparable state and foreign governmental agencies. After approval or clearance to market is given, the FDA, upon the occurrence of certain events, has the power to withdraw the clearance or require changes to a device, its manufacturing process, or its labeling or may require additional proof that regulatory requirements have been met. Such rules generally require that products be approved by the FDA as safe and effective for their intended use prior to being marketed. Our peritoneal dialysis solutions have been designated as drugs by the FDA and, as such, are subject to additional FDA regulation under the Food, Drug and Cosmetic Act of 1938, as amended.

International (Including Germany and Other Non-U.S).
      Most countries maintain different regulatory regimes for pharmaceutical products and for medical devices. In almost every country, there are rules regarding the quality, effectiveness, and safety of products and regulating their testing, production, and distribution. Treaties or other international law and standards and guidelines under treaties or laws may supplement or supersede individual country regulations.
      Drugs. Some of our products, such as peritoneal dialysis solutions, are considered pharmaceuticals and are, therefore subject to the specific drug law provisions in the various countries. The European Union has issued a directive on pharmaceuticals, No. 65/65/EWG (January 26, 1965), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany the German Drug Law (Arzneimittelgesetz) (“AMG”), which implements European Union requirements, is the primary regulation applicable to pharmaceutical products.
      The provisions of the German Drug Law are comparable with the legal standards in other European countries. As in many other countries, the AMG provides that in principle a medicinal product may only be placed on the market if it has been granted a corresponding marketing authorization. Such marketing authorization is granted by the competent licensing authorities only if the quality, efficacy and safety of the medicinal product has been scientifically proven. The medicinal products marketed on the basis of a corresponding marketing authorization are subject to ongoing control by the competent authorities. The marketing authorization may also be subsequently restricted or made subject to specific requirements. It may be withdrawn or revoked if there was a reason for the refusal of the marketing authorization upon its grant or such a reason arises subsequently, or if the medicinal product is not an effective therapy or its therapeutic effect has been insufficiently proven according to the relevant state of scientific knowledge. Such a reason for refusal is, inter alia, found to exist if there is the well-founded suspicion that the medicinal product has not been sufficiently examined in accordance with the current state of scientific knowledge, that the medicinal product does not show the appropriate quality, or that there is the well-founded suspicion that the medicinal product, when properly used as intended, produces detrimental effects going beyond the extent justifiable according to the current state of knowledge of medicinal science. The marketing authorization can also be withdrawn or revoked in the case of incorrect or incomplete information supplied in the authorization documents, if the quality checks prescribed for the medicinal product were insufficient or have not been sufficiently carried out, or if the withdrawal or revocation is required to comply with a decision made by the European Commission or the Council of the European Union. Instead of a withdrawal or revocation, it is also possible to order the suspension of the marketing authorization for a limited period.
      The provisions of the AMG also contain special requirements for the manufacture of medicinal products. The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the principles and guidelines of good manufacturing practice (“GMP”) as well as the terms of the particular marketing authorization. A manufacturer of medicinal products must, inter alia, employ pharmacists, chemists, biologists, or physicians responsible for the quality, safety and efficacy of the medicinal products. The manufacturer must name several responsible persons: a Qualified Person possessing the expert knowledge specified by the AMG, a head of production, a head of quality control, and, if the manufacturer markets the medicinal products itself, a commissioner for the so-called graduated plan (Stufenplanbeauftragter) and an information officer. It is the responsibility of the Qualified Person to ensure that each batch of the medicinal products is produced and examined in compliance with the statutory provisions of the AMG. The commissioner for the graduated plan must, among other things, collect and assess any reported risks associated with the medicinal products and coordinate any necessary measures. The information officer is in charge of the scientific information relating to the medicinal products. All these persons may be held personally liable under German criminal law for any breach of the AMG.
      International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. In particular, the Pharmaceutical Inspection Convention (“PIC”) an international treaty, contains rules binding most countries in which medicinal products are manufactured. Among other things, the PIC establishes requirements for GMP which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO 9000-9004 system for assuring quality management system requirements. This system has a broader platform than GMPs, which are more detailed. Compliance with the ISO Code entitles the manufacturer to utilize the CE certification of quality control. This system is primarily acknowledged outside the field of medicinal products, for example with respect to medical devices.
      Medical Devices. In the past, medical devices were subject to less stringent regulation than medicinal products in some countries. In the last decade, however, statutory requirements have been increased. In the European Union, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all EU Member States, all Member States of the European Economic Area (EEA), as well as all future accession states: (1) Directive 90/385/EEC of 20 June 1990 relating to active implantable medical devices (“AIMDs”), as last amended (“AIMD Directive”), (2) Directive 93/42/EEC of 14 June 1993 relating to medical devices, as last amended (“MD Directive”), (3) Directive 98/79/EC of 27 October 1998 relating to in vitro diagnostic medical devices as last amended (“IVD Directive”). In addition, Directive 2001/95/EC of 3 December 2001, as last amended, concerning product safety should be noted. With regard to Directive 93/42/EEC, the Commission submitted a consultation draft on 5 April 2005. The Commission’s opinion on the consultations is supposed to be published in late 2005. The amendments are intended to achieve improvements, for instance in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device.
      According to the directives relating to medical devices, the so-called CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements of the European Union) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a European Union certificate for the quality management system for a particular facility, we are able to mark products produced or developed in that facility as being in compliance with the EU requirements. A manufacturer having a European Union-certified full quality management system has to declare and document conformity of its products to the harmonized European directive. If able to do so, the manufacturer may put a “CE” mark on the products. Products subject to these provisions that do not bear the “CE” mark cannot be imported, sold or distributed within the European Union.
      The right to affix the CE mark is granted to any manufacturer who has observed the conformity assessment procedure prescribed for the relevant medical device and submitted the EU conformity declaration before placing the medical device on the market. The conformity assessment procedures were standardized by Council Decision 93/465/EEC of 22 July 1993, which established modules for the various phases of the conformity assessment procedures intended to be used in the technical harmonization directives and the rules for the affixing and use of the CE conformity mark. The conformity assessment modules to be used differ depending on the class or type of the medical device to be placed on the market. The classification rules for medical devices are, as a general rule, based upon the potential risk of causing injury to the human body. Annex IX to the MD Directive (making a distinction between four product classes I, IIa, IIb, and III) and Annex II to the IVD Directive (including a list of the products from lists A and B) contain classification criteria for products and product lists that are, in turn, assigned to specific conformity assessment modules. AIMDs represent a product class of their own and are subject to the separate AIMD Directive. Special rules apply, for example, to custom-made medical devices, medical devices manufactured in-house, medical devices intended for clinical investigation or in vitro diagnostic medical devices intended for performance evaluation, as well as for diagnostic medical devices for in-house use, combination devices and products related to medical devices.
      The conformity assessment procedures for Class I devices with a low degree of invasiveness in the human body (e.g. devices without a measuring function that are not subject to any sterilization requirements), can be made under the sole responsibility of the manufacturer by submitting a EU conformity declaration (a so-called self-certification, or self-declaration). For Class IIa devices, the participation of a so-called “Notified Body” is binding for the production phase. Devices of classes IIb and III involving a high risk potential are subject to inspection by the Notified Body not only in relation to their manufacture (as for class IIa devices), but also in relation to their specifications. Class III is reserved for the most critical devices the marketing of which is subject to an explicit prior authorization with regard to their conformity. In this risk category, the manufacturer can make use of several different conformity assessment modules.
      To maintain the high quality standards and performance of our operations, we have subjected our entire European business to the most comprehensive procedural module, which is also the fastest way to launch a new product in the European Union. This module requires the certification of a full quality management system by a Notified Body charged with supervising the quality management system.
      Our Series 4008, 4008B, 4008E dialysis machines and their therapy modifications, our PD-NIGHT cycler, and our other active medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the “CE” mark. We expect to continue to obtain additional certificates for newly developed products or product groups.
Environmental Regulation
      The Company uses substances regulated under U.S. environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, we believe the ongoing impact of compliance with environmental protection laws and regulations will not have a material impact on the Company’s financial position or results of operations.
Facilities and Operational Regulation
U.S.
      The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) subjects virtually all clinical laboratory testing facilities, including ours, to the jurisdiction of the Department of Health and Human Services. CLIA establishes national standards for assuring the quality of laboratories based upon the complexity of testing performed by a laboratory. Certain of our operations are also subject to federal laws governing the repackaging and dispensing of drugs and the maintenance and tracking of certain life sustaining and life-supporting equipment.
      Our operations are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission and Environmental Protection Agency requirements and other federal, state and local hazardous and medical waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of dialysis, or laboratory services as hazardous, although disposal of nonhazardous medical waste is subject to specific state regulation. Our operations are also subject to various air emission and wastewater discharge regulations.
      Federal, state and local regulations require us to meet various standards relating to, among other things, the management of facilities, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, and dispensing of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal and state agencies and other governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, our dialysis centers, renal diagnostic support business and laboratories must be certified by the Centers for Medicare and Medicaid Services (“CMS”). All of our dialysis centers, and laboratories that furnish Medicare services have the required certification.
      Certain of our facilities and certain of their employees are also subject to state licensing statutes and regulations. These statutes and regulations are in addition to federal and state rules and standards that must be met to qualify for payments under Medicare, Medicaid and other government reimbursement programs. Licenses and approvals to operate these centers and conduct certain professional activities are customarily subject to periodic renewal and to revocation upon failure to comply with the conditions under which they were granted.
      Occupational Safety and Health Administration (“OSHA”) regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections against blood-borne and air-borne pathogens. The regulatory requirements apply to all health care facilities, including dialysis centers and laboratories, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne pathogens training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other OSHA-mandated programs for blood-borne and air-borne pathogens.
      Some states in which we operate have certificate of need (“CON”) laws that require any person or entity seeking to establish a new health care service or to expand an existing service to apply for and receive an administrative determination that the service is needed. We currently operate in 13 states, as well as the District of Columbia and Puerto Rico that have CON laws applicable to dialysis centers. These requirements could, as a result of a state’s internal determination of its dialysis services needs, prevent entry to new companies seeking to provide services in these states, and could constrain our ability to expand our operations in these states.
International (Including Germany and Other Non-U.S.)
      Most countries outside of the U.S. regulate operating conditions of dialysis clinics and hospitals and the manufacturing of dialysis products, medicinal products and medical devices.
      We are subject to a broad spectrum of regulation in almost all countries. Our operations must comply with various environmental and transportation regulations in the various countries in which we operate. Our manufacturing facilities and dialysis clinics are also subject to various standards relating to, among other things, facilities, management, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, the protection of workers from blood-borne diseases and the dispensing of controlled substances. All of our operations are subject to periodic inspection by various governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. Our dialysis clinic operations and our related activities generally require licenses, which are subject to periodic renewal and may be revoked for violation of applicable regulatory requirements.
      In addition, many countries impose various investment restrictions on foreign companies. For instance, government approval may be required to enter into a joint venture with a local partner. Some countries do not permit foreign investors to own a majority interest in local companies or require that companies organized under their laws have at least one local shareholder. Investment restrictions therefore affect the corporate structure, operating procedures and other characteristics of our subsidiaries and joint ventures in these and other countries.
      We believe our facilities are currently in compliance in all material respects with the applicable national and local requirements in the jurisdictions in which they operate.
Reimbursement
      As a global dialysis care provider and supplier of dialysis and products, we are represented in more than 100 countries throughout the world facing the challenge of meeting the needs of patients in very different economic environments and health care systems.
      The health care systems and rules for the reimbursement of the treatment of patients suffering from ESRD vary in the individual countries. In general, the government, frequently in coordination with private insurers, is responsible for the health care system by financing payments by taxes and other sources of income, social security contributions or a combination of such sources.
      However, in a large number of developing countries, the government or charitable institutions grant only minor aid so that dialysis patients must bear all or a large part of their treatment expenses themselves. In some countries, dialysis patients do not receive treatment on a regular basis, but only if and to the extent available funds so allow.

U.S.
      Dialysis Services. Our dialysis centers provide outpatient hemodialysis treatment and related services for ESRD patients. In addition, some of the Company’s centers offer services for the provision of peritoneal dialysis and hemodialysis treatment at home, and dialysis for hospitalized patients.
      The Medicare program is the primary source of Dialysis Services revenues from dialysis treatment. For example, in 2004, approximately 58% of Dialysis Services revenues resulted from Medicare’s ESRD program. As described below, Dialysis Services is reimbursed by the Medicare program in accordance with the Composite Rate for certain products and services rendered at our dialysis centers. As described hereinafter, other payment methodologies apply to Medicare reimbursement for other products and services provided at our dialysis centers and for products (such as those sold by us) and support services furnished to ESRD patients receiving dialysis treatment at home (such as those of Dialysis Products). Medicare reimbursement rates are fixed in advance and are subject to adjustment from time to time by the U.S. Congress. Although this form of reimbursement limits the allowable charge per treatment, it provides us with predictable per treatment revenues.
      Certain items and services that we furnish at our dialysis centers are not included in the Composite Rate and are eligible for separate Medicare reimbursement, typically on the basis of established fee schedule amounts. Such items are principally drugs such as EPO vitamin D and iron.
      Medicare payments are subject to change by legislation, regulations and pursuant to deficit reduction measures. The Composite Rate was unchanged from commencement of the ESRD program in 1972 until 1983. From 1983 through December 1990, numerous congressional actions resulted in a net reduction of the average reimbursement rate from $138 per treatment in 1983 to approximately $125 per treatment in 1990. Congress increased the ESRD reimbursement rate, effective January 1, 1991, to an average rate of $126 per treatment. Effective January 1, 2000, the reimbursement rate was increased by 1.2%. In December 2000 an additional increase of 2.4% was approved for the year 2001. Accordingly, there was a 1.2% reimbursement increase on January 1, 2001. A second increase was delayed until April 1, 2001, when rates were increased 1.6% to make up for the delay.
      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted (the “Medicare Modernization Act”). This law makes several significant changes to U.S. government payment for dialysis services and pharmaceuticals. First, it increased the composite rate for renal dialysis facilities by 1.6% on January 1, 2005. Second, effective January 1, 2005, payments for ten separately billable dialysis-related medications were based on average acquisition cost (as determined by the OIG and updated by Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services (“CMS”) and payments for the remaining separately billable dialysis-related medications were based on average sales price (“ASP”) plus 6% (ASP is defined in the law as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates). Third, the difference between the determined acquisition cost-based reimbursement and what would have been received under the current average wholesale price-based (“AWP-based”) reimbursement methodology was added to the composite rate. Fourth, effective April 1, 2005, providers received higher composite rate payments for certain patients based on their age, body mass index and body surface area. Fifth, beginning in 2006, the Secretary of the Department of Health and Human Services (the “Secretary”) was authorized to set payment for all separately billed drugs and biologicals at either acquisition cost or average sales price. Lastly, the Secretary was required to establish a three-year demonstration project to test the use of a fully case-mix adjusted payment system for ESRD services, beginning January 1, 2006. Under this project, separately billable drugs and biologicals and related clinical laboratory tests would be bundled into the facility composite rate. Participating facilities would receive an additional 1.6% composite rate increase.
      On November 2, 2005 CMS released the final physician fee schedule for calendar year (“CY”) 2006. The key provisions affecting ESRD facilities include revisions to the pricing methodology for separately billable drugs, revisions to the drug add-on payment methodology and calculation of the drug add-on for CY 2006, and revisions to the geographic adjustment to the composite rate. In addition, CMS has decided to maintain the case-mix adjustments finalized in last year’s rule, as well as the base composite rate. For CY 2006, CMS has decided to pay for separately billable drugs and biologicals provided by both hospital-based and independent dialysis facilities using the average sales price plus six percent methodology (“ASP+6%”). According to CMS, the drug add-on adjustment for 2006 will be 14.7%. CMS is also implementing several changes to the ESRD wage index. First, over a four-year transition period, CMS will apply the Office of Management and Budget’s revised core-based statistical area (CBSA)-based definitions as the basis for revising the urban/ rural locales and corresponding wage index values reflected in the composite rate. Since the Medicare Modernization Act requires that any revisions to the ESRD composite rate payment system be budget neutral, CMS will apply the budget neutrality adjustment factor directly to the revised ESRD wage index values (rather than the base composite payment rates). CMS estimates the overall impact of the changes to be a 1.9% increase for independent facilities. The Company’s estimates of the impact of such changes on its business are consistent with the CMS calculations.
      The Deficit Reduction Act (“DRA”) of February 1, 2006, further increased the composite rate by an additional 1.6% effective January 1, 2006. To account for this increase to the composite rate and to preserve the originally intended economic impact of the Medicare Modernization Act, the drug add on percentage was reduced to 14.5%.
      We are unable to predict what, if any, future changes may occur in the rate of Medicare reimbursement. Any significant decreases in the Medicare reimbursement rates could have a material adverse effect on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. Increases in operating costs that are affected by inflation, such as labor and supply costs, without a compensating increase in reimbursement rates, also may adversely affect our business and results of operations.
      For Medicare-primary patients, Medicare is responsible for payment of 80% of the Composite Rate set by CMS for dialysis treatments and the patient or third-party insurance payors, including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program, are responsible for paying any co-payment amounts for approved services not paid by Medicare (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions which may or may not cover the full 20% co-payment or annual deductible. Where the patient has no third-party insurance or the third party insurance does not cover the co-payment or deductible, the patient is responsible for paying the co-payments or the deductible, which we frequently do not fully collect despite reasonable collection efforts. Under an advisory opinion from the Office of the Inspector General, subject to specified conditions, we and other similarly situated providers may make contributions to a non-profit organization that has agreed to make premium payments for supplemental medical insurance and/or medigap insurance on behalf of indigent ESRD patients, including some of our patients.
      Laboratory Tests. Spectra Renal Management obtains a substantial portion of its net revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways.
      First, payment for certain routine tests is included in the Composite Rate paid to our dialysis centers. As to such services, the dialysis centers obtain the services from a laboratory and pay the laboratory for such services. In accordance with industry practice, Spectra Renal Management usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the Composite Rate at the designated frequencies. In addition, in compliance with our Corporate Integrity Agreement, we provide an annual report on the costs associated with the composite rate tests, and have established that our Composite Rate is above those costs.
      Second, laboratory tests performed by Spectra Renal Management for Medicare beneficiaries that are not included in the Composite Rate are separately billable directly to Medicare. Such tests are paid at 100% of the Medicare fee schedule amounts, which are limited by national ceilings on payment rates, called National Limitation Amounts (“NLAs”). Congress has periodically reduced the fee schedule rates and the NLAs, with the most recent reductions in the NLAs occurring in January 1998. (As part of the Balanced Budget Act of 1997, Congress lowered the NLAs from 76% to 74% effective January 1, 1998.) Congress has also approved a five-year freeze on the inflation updates based on the Consumer Price Index (CPI) for 2004-2008.

      Erythropoetin (EPO). EPO is used for anemia management of patients with renal disease. The administration of EPO is separately billable under the Medicare program, and accounts for a significant portion of our dialysis revenues.
      Anemia severity is commonly monitored by measuring a patient’s hematocrit, a simple blood test that measures the proportion of red blood cells in a patient’s whole blood. Anemia may also be measured by evaluating a patient’s hemoglobin level. The amount of EPO that a patient requires varies by the several factors, including the severity of a patient’s anemia.
      On November 9, 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. Previously, claims for Epogen reimbursement were subject to focused CMS review when the ESRD patient’s hematocrit level reached 37.5 or more. In the new monitoring policy, CMS recognized that there is considerable natural variability in individual patient hematocrit levels which makes it difficult to maintain a hematocrit within an narrow range. Consequently, CMS will not initiate monitoring of claims until the patient’s hematocrit level reaches 39.0 (hemoglobin of 13.0). Under the new monitoring policy, for services furnished on or after April 1, 2006, CMS will expect a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS will limit Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. CMS’s new Epogen and Aranesp monitoring policy is expected to have a slightly negative impact on our operating results.
      In addition, any of the following changes could adversely affect our business, and results of operations, possibly materially:

•	future changes in the EPO reimbursement rate;

•	inclusion of EPO in the Medicare composite rate without offsetting increases to such rate;

•	reduction in the typical dosage per administration;

•	increases in the cost of EPO without offsetting increases in the EPO reimbursement rate; or

•	reduction by the manufacturer of EPO of the amount of overfill in the EPO vials.
      Coordination of Benefits. Medicare entitlement begins for most patients in the fourth month after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program are responsible for payment.
      Patients who are covered by Medicare and are also covered by an employer group health plan (“EGHP”) are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare Composite Rate. EGHP insurance, when available, will therefore generally cover as the primary payor a total of 33 months, the 3-month waiting period plus the 30-month coordination period. The recent proposal included in the Bush administration budget to extend the coordination period to five years would generally be favorable to us and other dialysis providers since it would extend the period during which providers would receive the generally higher payments by EGHPs prior to the commencement of primary Medicare coverage for dialysis treatment. However, the proposal in the same budget to eliminate Medicare bad-debt recoveries if adopted as proposed, would have a material adverse impact on our operating results. There can be no assurance, however, that either proposal will be adopted as proposed, or at all.
      Possible Changes in Medicare. Legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the final form of such regulation, have a positive or adverse affect our businesses and results of operations, possibly materially.
International (Including Germany and Other Non-U.S.)
      As a global company delivering dialysis care and dialysis products in more than 100 countries worldwide, we face the challenge of addressing the needs of dialysis patients in widely varying economic and health care environments.
      Health care systems and reimbursement structures for ESRD treatment vary by country. In general, the government pays for health care and finances its payments through taxes and other sources of government income, from social contributions, or a combination of those sources. However, not all health care systems provide for dialysis treatment. In many developing countries, only limited subsidies from government or charitable institutions are available, and dialysis patients must finance all or substantially all of the cost of their treatment. In some countries patients in need of dialysis do not receive treatment on a regular basis but rather when the financial resources allow it.
      In the major European and British Commonwealth countries, health care systems are generally based on one of two models. The German model is based on mandatory employer and employee contributions dedicated to health care financing. The British model provides a national health care system funded by taxes. Within these systems, provision for the treatment of dialysis has been made either through allocation of a national budget or a billing system reimbursing on a fee-for-service basis. The health care systems of countries such as Japan, France, Belgium, Austria and the Netherlands are based on the German model. Countries like Canada, Denmark, Sweden and Italy established their national health services using the British model.
      Ownership of health care providers and, more specifically dialysis care providers, varies within the different systems and from country-to-country. In Europe almost 60% of the clinics providing dialysis care and services are publicly owned, more than 30% are privately owned and approximately 10% belong to a health care organization. It should be noted that health care organizations treating a significant patient population operate only in Germany and France. Publicly operated clinics care for almost 100% of the dialysis populations in Canada and more than 85% in Australia. Within Europe, nearly 100% of the dialysis population is treated in public clinics in the Netherlands, Finland and Belgium and to more than 80% in the United Kingdom while the majority of dialysis clinics are privately owned in Spain, Hungary and Portugal.
      In Latin America privately owned clinics predominate, constituting more than 70% of all clinics providing dialysis care while in Asia, with the exception of Japan, publicly owned clinics are predominant. In the U.S., less than 5% of all dialysis clinics are publicly operated and in Japan only approximately 15%. Unlike the U.S., however, Japan has a premium-based, mandatory social insurance system, and the structure of its health care system is more closely comparable to the German system.
      Financing policies for ESRD treatment also differ from country-to-country. In countries with a health care system that includes provisions for ESRD patient care, treatment is generally financed through a government budget allocation or on a fee-for-service basis. A few European countries have introduced payment systems based on fixed fees charged according to the disease related group, an arrangement similar to capitation. This basis for payment was adopted from the United States, where it was implemented as a method to curtail costs. Germany has introduced a payment system that, depending on the patient’s age, provides for a weekly fixed lump-sum payment independent of treatment modality.
      Treatment components included in the cost of dialysis may vary from country-to-country or even within countries, depending on the structure and cost allocation principles. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. We believe that it is not appropriate to calculate a global reimbursement amount, because the services and costs for which reimbursement is provided in any such global amount would be likely to bear little relation to the actual reimbursement system in any one country. Generally, in countries with established dialysis programs, reimbursements range from $100 to more than $300 per treatment. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.
      Health care expenditures are consuming an ever-increasing portion of gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, health care spending is in the range of 5%-14% of gross domestic product. In many countries, dialysis costs consume a disproportionately high amount of health care spending and these costs may be considered a target for implementation of cost containment measures. Today, there is increasing awareness of the correlation between the quality of care delivered in the dialysis unit and the total health care expenses incurred by the dialysis patient. Accordingly, developments in reimbursement policies might include higher reimbursement rates for practices which are believed to improve the overall state of health of the ESRD patient and reduce the need for additional medical treatment.
Anti-kickback Statutes, False Claims Act, Health Care Fraud, Stark Law and Fraud and Abuse Laws in North America
      Some of our operations are subject to federal and state statutes and regulations governing financial relationships between health care providers and potential referral sources and reimbursement for services and items provided to Medicare and Medicaid patients. Such laws include the anti-kickback statute, health care fraud statutes, the False Claims Act, the Stark Law, other federal fraud and abuse laws and similar state laws. These laws apply because our Medical Directors and other physicians with whom we have financial relationships refer patients to, and order diagnostic and therapeutic services from, our dialysis centers and other operations. As is generally true in the dialysis industry, at each dialysis facility a small number of physicians account for all or a significant portion of the patient referral base. An ESRD patient generally seeks treatment at a center that is convenient to the patient and at which the patient’s nephrologist has staff privileges.
      The U.S. Government, many individual States and private third-party risk insurers have declared the struggle against waste, misuse and fraud in the health care sector to be one of their primary tasks by making more and more resources available for this purpose. Therefore, the Office of the Inspector General (OIG) of the U.S. Department of Health and Human Services and other enforcement agencies increasingly review agreements between physicians and service providers with regard to potential breaches of the Federal fraud abuse laws.
Anti-kickback Statutes
      The federal anti-kickback statute establishes criminal prohibitions against and civil penalties for the knowing and willful solicitation, receipt, offer or payment of any remuneration, whether direct or indirect, in return for or to induce the referral of patients or the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other federal health care programs. Sanctions for violations of the anti-kickback statute include criminal and civil penalties, such as imprisonment or criminal fines of up to $25,000 per violation, and civil penalties of up to $50,000 per violation, and exclusion from the Medicare or Medicaid programs and other federal programs. In addition, certain provisions of federal criminal law that may be applicable provide that if a corporation is found guilty of a criminal offense it may be fined no more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense.
      Some states also have enacted statutes similar to the anti-kickback statute, which may include criminal penalties, applicable to referrals of patients regardless of payor source, and may contain exceptions different from state to state and from those contained in the federal anti-kickback statute.
False Claims Act and Related Criminal Provisions
      The federal False Claims Act (the “False Claims Act”) imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. A few federal district courts have interpreted the False Claims Act as applying to claims for reimbursement that violate the anti-kickback statute or federal physician self-referral law under certain circumstances. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.
The Health Insurance Portability and Accountability Act of 1996
      HIPAA was enacted in August 1996 and expanded federal fraud and abuse laws by increasing their reach to all federal health care programs, establishing new bases for exclusions and mandating minimum exclusion terms, creating an additional exception to the anti-kickback penalties for risk-sharing arrangements, requiring the Secretary of Health and Human Services to issue advisory opinions, increasing civil money penalties to $10,000 (formerly $2,000) per item or service and assessments to three times (formerly twice) the amount claimed, creating a specific health care fraud offense and related health fraud crimes, and expanding investigative authority and sanctions applicable to health care fraud. It also prohibits a provider from offering anything of value which the provider knows or should know would be likely to induce the patient to select or continue with the provider.
      HIPAA included a health care fraud provision which prohibits knowingly and willfully executing a scheme or artifice to defraud any “health care benefit program,” which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract. Penalties for violating this statute include freezing of assets and forfeiture of property traceable to commission of a health care fraud.
      HIPAA regulations establish national standards for certain electronic health care transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards, and security standards. Health insurance payers and healthcare providers like us must comply with the HIPAA standards. Violations of these HIPAA standards may include civil money penalties and potential criminal sanctions.
Balanced Budget Act of 1997
      The Balanced Budget Act of 1997 (the “BBA”) contained material adjustments to both the Medicare and Medicaid programs, as well as further expansion of the federal fraud and abuse laws. Specifically, the BBA created a civil monetary penalty for violations of the federal anti-kickback statute whereby violations will result in damages equal to three times the amount involved as well as a penalty of $50,000 per violation. In addition, the new provisions expanded the exclusion requirements so that any person or entity convicted of three health care offenses is automatically excluded from federally funded health care programs for life. Individuals or entities convicted of two offenses are subject to mandatory exclusion of 10 years, while any provider or supplier convicted of any felony may be denied entry into the Medicare program by the Secretary of HHS if deemed to be detrimental to the best interests of the Medicare program or its beneficiaries.
      The BBA also provides that any person or entity that arranges or contracts with an individual or entity that has been excluded from a federally funded health care program will be subject to civil monetary penalties if the individual or entity “knows or should have known” of the sanction.
Stark Law
      The original Stark Law, known as “Stark I” and enacted as part of the Omnibus Budget Reconciliation Act (“OBRA”) of 1989, prohibits a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a financial relationship, unless an exception applies.
      Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. The Stark Law prohibits the entity receiving the referral from filing a claim or billing for services arising out of the prohibited referral.
      Provisions of OBRA 93, known as “Stark II,” amended Stark I to revise and expand upon various statutory exceptions, to expand the services regulated by the statute to a list of “Designated Health Services,” and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995, with the first phase of Stark II regulations finalized on January 4, 2001. Most portions of the first phase regulations became effective in 2002. The additional Designated Health Services include: physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of the final regulations implementing the Stark Law contains an exception for EPO and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances. In addition, the regulations made clear that services reimbursed by Medicare to a dialysis facility under the ESRD composite rate do not implicate the Stark Law. Further, the final Phase I regulations also adopted a definition of durable medical equipment which effectively excludes ESRD equipment and supplies from the category of Designated Health Services. Phase II of the final regulations to the Stark Law was released on March 26, 2004, and became effective on July 26, 2004. This phase of the regulations finalized all of the compensation exceptions to the Stark Law, including those for “personal services arrangements” and “indirect compensation arrangements.” In addition, Phase II revised the exception for EPO and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility to include certain additional drugs.
      Several states in which we operate have enacted self-referral statutes similar to the Stark Law. Such state self-referral laws may apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.
Other Fraud and Abuse Laws
      Our operations are also subject to a variety of other federal and state fraud and abuse laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules.
      The civil monetary penalty provisions are triggered by violations of numerous rules under the Medicare statute, including the filing of a false or fraudulent claim and billing in excess of the amount permitted to be charged for a particular item or service. Violations may also result in suspension of payments, exclusion from the Medicare and Medicaid programs, as well as other federal health care benefit programs, or forfeiture of assets.
      In addition to the statutes described above, other criminal statutes may be applicable to conduct that is found to violate any of the statutes described above.
Health Care Reform
      Health care reform is considered by many countries to be a national priority. In the U.S., members of Congress from both parties and officials from the executive branch continue to consider many health care proposals, some of which are comprehensive and far-reaching in nature. Several states are also currently considering health care proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. Health care reform may bring radical changes in the financing and regulation of the health care industry, which could have a material adverse effect on our business and the results of our operations.

C.  Organizational Structure
      The following chart shows our organizational structure and our significant subsidiaries. Fresenius Medical Care Holdings, Inc. conducts its business as “Fresenius Medical Care North America.”

D.  Property, plant and equipment
Property
      The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius AG or one of its affiliates. This lease is described under “Item 7.B. Related Party Transactions — Real Property Lease.”

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	11,524	leased	December 2006	Corporate headquarters and administration
St. Wendel, Germany	49,732	leased	December 2006	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Schweinfurt, Germany	19,605	leased	December 2006	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Bad Homburg (OE)	10,304	leased	December 2006	Manufacture of hemodialysis concentrate solutions / Technical Services / Logistics services Amgen
Darmstadt	18,297	leased	December 2008 (2 x 6 months renewal option)	Regional Distribution Center Central Europe
Palazzo Pignano, Italy	70,212	owned		Manufacture of bloodlines and tubing
L’Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	owned		Manufacture of hemodialysis concentrate solutions
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	8,676	leased	December 2022	Manufacture of bloodlines
Ankara, Turkey	1,000	leased	February 2009	Manufacture of hemodialysis concentrate solutions
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	10,100	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and desinfectants
São Paulo, Brazil	5,734	owned		Manufacture of hemodialysis concentrate solutions
Bogotá, Colombia	5,700	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions
Hong Kong	1,260	leased	February 2006	Corporate headquarters and administration — Asia-Pacific
Hong Kong	3,515	leased	November 2005 — November 2006	various leases of Warehouse facility
Shanghai, China	408	leased	July 2006	Warehouse
Shanghai, China	300	leased	July 2006	Administration
Taiwan	1,315	leased	November — December 2006	Sales & Technical & Administration office-FMC & Nephrocare
Smithfield, Australia	5,350	owned		Manufacture of hemodialysis concentrate
Altona VIC, Australia	2,400	leased	March 2009	Warehouse
Petaling Jaya, Malaysia	1,173	leased	November 2007	Administration & Warehouse

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Yongin, South Korea	2,116	leased	January 2007	Warehouse
Yangsan, South Korea	661	leased	October 2006	Warehouse
Bangkok, Thailand	800	leased	December 2006	Warehouse
Tokyo, Japan	1,153	leased	December 2006 with 3-year renewal option	Headquarter and administration
Tokyo, Japan	592	leased	March 2010	Warehouse
Oita, Japan (Inukai Plant)	24,084	owned		Manufacture of polysulfone filters
Oita, Japan	3,598	owned		Building
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags
Fukuoka, Japan	8,369	owned		Building
Saga, Japan	4,972	leased	March 2010	Warehouse
Osaka, Japan	83	leased	September 2007 with 2-years renewal option	Kansai Sales Office
Lexington, Massachusetts	21,570	leased	October 2006	Corporate headquarters and administration — North America
Newport Beach	143	leased	February 2007 with 2-year renewal option	General offica use and administration — North America
Walnut Creek, California	9,522	leased	June 2012 with 5-year renewal option	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Ogden, Utah	52,920	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Perrysburg, Ohio	3,252	leased	August 2008	Manufacture of dry hemodialysis concentrates
Livingston, California	2,973	leased	October 2011 with a 5-year renewal option	Manufacture of liquid hemodialysis concentrates
Freemont, California	6,645	leased	August 2007 with 2-year renewal option	Clinical laboratory testing — 3 Buildings
Rockleigh, New Jersey	9,727	leased	May 2012	Clinical laboratory testing
Irving, Texas	6,506	leased	December 2010	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	4,645	owned		Warehouse
Pharr, Texas	511	leased	Month to Month	Warehouse
Redmond, Washington	1,944	leased	December 2008	Manufacture of Prosorba Columns
Province of Quebec, Canada	1,516	leased	April 2012	Plant Building #1 — Manufacture of dry and liquid concentrates
Province of Quebec, Canada	1,516	leased	April 2008	Warehouse Building #2
      We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution and administrative and sales facilities in the U.S. and foreign countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.
      For information regarding plans to expand our facilities and related capital expenditures, see “Item 4.A. History and Development of the Company — Capital Expenditures.”

Item 4. A.     Unresolved Staff Comments
      Not applicable.
Item 5.     Operating and Financial Review and Prospects
      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. We made these forward-looking statements based on our management’s expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters that we described in the discussion in this report entitled “Forward-Looking Statements.”
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
Critical Accounting Policies
      The Company’s reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company’s financial statements, and the discussion in “Results of Operations”.
Recoverability of Goodwill and Intangible Assets
      The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2005, the carrying amount of goodwill amounted to $3,457 million and non-amortizable intangible assets amounted to $439 million representing in total approximately 49% of our total assets.
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 Goodwill and Other Intangible Assets, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired (See also Note 1g) in our consolidated financial statements.
      To comply with the provisions of SFAS No. 142, the fair value of the reporting unit is compared to the reporting unit’s carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital specific to that unit. Estimated cash flows are based on our budgets for the next three years, and projections for the following years based on an expected growth rate. The growth rate is based on industry and internal projections. The discount rates reflect any inflation in local cash flows and risks inherent to each reporting unit.
      If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.
      A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services and for procuring and selling products could adversely affect our estimated future cashflows. Future adverse changes in a reporting unit’s economic environment could affect the discount rate. A decrease in our estimated future cash flows and/or a decline in the reporting units economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.
Legal Contingencies
      We are party to litigation and subject to investigations relating to a number of matters as described in Note 18 “Legal Proceedings” in our Consolidated Financial Statements. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.
      We regularly analyze current information including, as applicable, our defenses and we provide accruals for probable contingent losses including the estimated legal expenses to resolve the matters. We use the resources of our internal legal department as well as external lawyers for the assessment. In making the decision regarding the need for loss accrual, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss.
      The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not automatically indicate that accrual of a loss may be appropriate.
Accounts Receivable and Allowance for Doubtful Accounts
      Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $1,470 million and $1,463 million at December 31, 2005 and 2004, respectively, net of allowances. The allowance for doubtful accounts was $177 million and $180 million at December 31, 2005 and 2004, respectively. The majority of our receivables relates to our dialysis service business in North America.
      Dialysis care revenues are recognized and billed at amounts estimated to be receivable under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors where we have contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at our standard rates for services and, in our North America segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement experience with those payors for which contracted rates are not predetermined. The contractual adjustment and the allowance for doubtful accounts are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented.
      The allowance for doubtful accounts is based on local payment and collection experience. We sell dialysis products directly or through distributors in over 100 countries and dialysis services in 27 countries through owned or managed clinics. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices. Specifically, public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made. Payment differences are mainly due to the timing of the funding by the local, state or federal government to the agency that is sponsoring the program that purchases our services or products. The collection of accounts receivable from product sales to third party distributors or dialysis clinics is affected by the same underlying causes, since these buyers of the products are reimbursed as well by government institutions or government sponsored programs.
      In our U.S. operations, the collection process is usually initiated 30 days after service is provided or upon the expiration of the time provided by contract. For Medicare and Medicaid, once the services are approved for payment, the collection process begins upon the expiration of a period of time based upon experience with Medicare and Medicaid. In all cases where co-payment is required the collection process usually begins within 30 days after service has been provided. In those cases where claims are approved for amounts less than anticipated or if claims are denied, the collection process usually begins upon notice of approval of the lesser amounts or upon denial of the claim. The collection process can be confined to internal efforts, including the accounting and sales staffs and, where appropriate, local management staff. If appropriate, external collection agencies may be engaged.

      For our international operations, a significant number of payors are government entities whose payments are often determined by local laws and regulations. Depending on local facts and circumstances, the period of time to collect can be quite lengthy. In those instances where there are non-public payors, the same type of collection process is initiated as in the US.
      Due to the number of subsidiaries and different countries that we operate in, our policy of determining when a valuation allowance is required considers the appropriate local facts and circumstances that apply to an account.
While payment and collection practices vary significantly between countries and even agencies within one country, government payors usually represent low credit risks. Accordingly, the length of time to collect does not, in and of itself, indicate an increased credit risk and it is our policy to determine when receivables should be classified as bad debt on a local basis taking into account local practices. In all instances, local review of accounts receivable is performed on a regular basis, generally monthly. When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.
      Estimates for the allowances for doubtful accounts receivable from the dialysis service business are mainly based on local payment and past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the International segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history. Write offs are taken on a claim by claim basis when the collection efforts are exhausted. A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.
      If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2005 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2005 would have been reduced by approximately 2%.
      The following table shows the portion of major debtors or debtor groups of trade accounts receivable as at December 31, 2005. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable. Trade accounts receivable in the International segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate.

Composition of Trade Accounts Receivables
in %, December 31	2005	2004

U.S. Medicare and Medicaid Programs	22%	22%
U.S. Commercial Payors	24%	21%
U.S. Hospitals	3%	7%
Self-Pay of U.S. patients	1%	1%
Other U.S.	4%	1%
International product customers and dialysis payors	46%	48%

Total	100%	100%

Self-Insurance Programs
      FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims under which we assume responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

Financial Condition and Results of Operations
Overview
      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $40 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precedes the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.
      On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted (the “Medicare Modernization Act”). This law makes several significant changes to U.S. government payment for dialysis services and pharmaceuticals. First, it increased the composite rate for renal dialysis facilities by 1.6% on January 1, 2005. Second, effective January 1, 2005, payments for ten separately billable dialysis-related medications are based on average acquisition cost (as determined by the Office of the Inspector General (“OIG”) and updated by Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services (“CMS”)) and payments for the remaining separately billable dialysis-related medications are based on average sales price (“ASP”) plus 6% (ASP is defined in the law as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates). Third, the difference between the determined acquisition cost-based reimbursement and what would have been received under the prior average wholesale price-based (“AWP-based”) reimbursement methodology was added to the composite rate. Fourth, effective April 1, 2005, providers received higher composite rate payments for certain patients based on their age, body mass index and body surface area. Fifth, beginning in 2006, the Secretary of the Department of Health and Human Services (the “Secretary”) was authorized to set payment for all separately billed drugs and biologicals at either acquisition cost or average sales price. Lastly, the Secretary was required to establish a three-year demonstration project to test the use of a fully case-mix adjusted payment system for ESRD services, beginning January 1, 2006. Under this project, separately billable drugs and biologicals and related clinical laboratory tests would be bundled into the facility composite rate. Participating facilities would receive an additional 1.6% composite rate increase.
      On November 2, 2005, CMS released the final physician fee schedule for calendar year (“CY”) 2006. The key provisions affecting ESRD facilities include revisions to the pricing methodology for separately billable drugs, revisions to the drug add-on payment methodology and calculation of the drug add-on for CY 2006, and revisions to the geographic adjustment to the composite rate. In addition, CMS has decided to maintain the case-mix adjustments finalized in last year’s rule, as well as the base composite rate. For CY 2006, CMS has decided to pay for separately billable drugs and biologicals provided by both hospital-based and independent dialysis facilities using the average sales price plus six percent methodology (“ASP+6%”). According to CMS, the drug add-on adjustment for 2006 will be 14.7%. CMS is also implementing several changes to the ESRD wage index. First, over a four-year transition period, CMS will apply the Office of Management and Budget’s revised core-based statistical area (CBSA) -based definitions as the basis for revising the urban/ rural locales and corresponding wage index values reflected in the composite rate. Since the Medicare Modernization Act requires that any revisions to the ESRD composite rate payment system be budget neutral, CMS will apply the budget neutrality adjustment factor directly to the revised ESRD wage index values (rather than the base composite payment rates).

CMS estimates the overall impact of the changes to be a 1.9% increase for independent facilities. The Company’s estimates of the impact of such changes on its business are consistent with the CMS calculations. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement”.
      The Deficit Reduction Act (“DRA”) of February 1, 2006, further increased the composite rate by an additional 1.6% effective January 1, 2006. To account for this increase to the composite rate and to preserve the originally intended economic impact of the Medicare Modernization Act, the drug add on percentage was reduced to 14.5%.
      On November 9, 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. Previously, claims for Epogen reimbursement were subject to focused CMS review when the ESRD patient’s hematocrit level reached 37.5 or more. In the new monitoring policy, CMS recognized that there is considerable natural variability in individual patient hematocrit levels which makes it difficult to maintain a hematocrit level within an narrow range. Consequently, CMS will not initiate monitoring of claims until the patient’s hematocrit level reaches 39.0 (hemoglobin of 13.0). Under the new monitoring policy, for services furnished on or after April 1, 2006, CMS will expect a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS will limit Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. CMS’s new Epogen and Aranesp monitoring policy is expected to have a slightly negative impact on our operating results.
      The recent proposal included in the Bush administration budget to extend the Medicare coordination of benefits period to five years would generally be favorable to us and other dialysis providers since it would extend the period during which providers would receive the generally higher payments by employer group health plans prior to the commencement of primary Medicare coverage for dialysis treatment. However, the proposal in the same budget to eliminate Medicare bad-debt recoveries, if adopted as proposed, would have a material adverse impact on our operating results. See Item 4B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement”. There can be no assurance, however, that either proposal will be adopted as proposed, or at all.
      Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For management purposes, the Company reclassified its Mexico operations from its International segment to its North American segment beginning January 1, 2005 and reclassified the operations and assets for the comparative years 2003 and 2004. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.
      With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Accordingly, these items are not included in our analysis of segment results but are discussed separately below under the heading “Corporate”.

A.  Results of Operations
      The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	2005	2004	2003

	(in millions)
Total revenue
North America	$4,578	$4,250	$3,880
International	2,250	2,019	1,686

Totals	6,828	6,269	5,566

Inter-segment revenue
North America	1	2	2
International	55	39	36

Totals	56	41	38

Total net revenue
North America	4,577	4,248	3,878
International	2,195	1,980	1,650

Totals	6,772	6,228	5,528

Amortization and depreciation
North America	140	129	122
International	109	102	93
Corporate	2	2	2

Totals	251	233	217

Operating Income
North America	644	587	528
International	362	300	258
Corporate	(67)	(35)	(29)

Totals	939	852	757

Interest income	18	14	19
Interest expense	(191)	(197)	(230)
Income tax expense	(309)	(266)	(213)
Minority interest	(2)	(1)	(2)

Net income	$455	$402	$331

Year ended December 31, 2005 compared to year ended December 31, 2004
Highlights
      Earnings margins increased in both segments in 2005 resulting in a 0.5% increase in operating income margin which was partially offset by the one time effect of the $22 million of costs associated with the transformation of our legal form and the settlement and related legal fees of the shareholder suit.
      Cash flow provided from operations in 2005 decreased by approximately $158 million as compared to 2004 primarily as a result of income tax payments for prior periods of approximately $119 million made in Germany and the U.S. in 2005 and the effects of the difference in the reduction of days sales outstanding (“DSO”). There was a reduction of 2 DSO in 2005 versus 2004 as compared to 5 DSO reduction in 2004 versus 2003.

      The tax payments were the result of a $78 million payment in Germany on a disputed tax assessment relating to deductions of write-downs taken in prior years and a $41 million payment in the US resulting from a tax assessment relating to the deductibility of payments made pursuant to the 2000 OIG settlement.
Consolidated Financials
Key Indicators for Consolidated Financials

			Change in %

			as	at constant
	2005	2004	reported	exchange rates

Number of treatments	19,732,753	18,794,109	5%
Same store treatment growth in %	4.6%	3.6%
Revenue in $ million	6,772	6,228	9%	8%
Gross profit in % of revenue	34.4%	33.5%
Selling, general and administrative costs in % of revenue	19.8%	19.0%
Net income in $ million	455	402	13%
      Net revenue increased by 9% for the year ended December 31, 2005 over the comparable period in 2004 due to growth in revenue in both dialysis care and dialysis products. The 9% increase represents 7% organic growth combined with 1% of growth from acquisitions and 1% increase attributable to exchange rate effects due to the continued strengthening of various local currencies against the dollar.
      Dialysis care revenue grew by 8% to $4,867 million (8% at constant exchange rates) mainly due to organic revenue growth resulting principally from 5% growth in same store treatments, 2% increase in revenue per treatment and 1% due to Acquisitions. Dialysis products revenue increased by 10% to $1,905 million (9% at constant exchange rates) driven by a volume increase and higher priced products.
      Gross profit margin improved to 34.4% in 2005 from 33.5% for 2004. The increase is primarily a result of higher revenue rates, production efficiencies, and the effects in 2004 of a one time discount provided to a distributor in Japan, partially offset by higher personnel expenses, higher facility costs and one less treatment day in North America. Depreciation and amortization expense for 2005 was $251 million compared to $233 million for 2004.
      Approximately 36% of the Company’s 2005 worldwide revenues, as compared to 38% in 2004, were paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.
      Selling, general and administrative costs increased from $1,182 million in 2004 to $1,343 million in 2005. Selling, general and administrative costs as a percentage of sales increased from 19.0% in 2004 to 19.8% in 2005. The increase is mainly due to one time costs of $22 million for the transformation of our legal form and the settlement and related legal fees of the shareholder suit, increased delivery costs due to higher fuel prices for Company-owned vehicles and higher transport and other third party commercial delivery, higher insurance costs, restructuring costs in Japan, and the favorable effects in 2004 of an indemnification payment received in 2004 related to a clinic in Asia Pacific. These effects were partially offset by foreign currency gains and a patent litigation settlement in the International segment as well as the one time impact of compensation for cancellation of a distribution contract in Japan.
      In 2005, 19.73 million treatments were provided. This represents an increase of 5.0% over 2004. Same store treatment growth was 4.6% with additional growth of 1.5% from acquisitions offset by the effects of sold and closed clinics (1.1%).
      At December 31, 2005 we owned, operated or managed approximately 1,680 clinics compared to 1,610 clinics at the end of 2004. During 2005, we acquired 37 clinics, opened 65 clinics and consolidated 32 clinics. The number of patients treated in clinics that we own, operate or manage increased to approximately 131,450 at December 31, 2005 from approximately 124,400 at December 31, 2004. Average revenue per treatment for worldwide dialysis services increased to $247 from $240 mainly due to worldwide improved reimbursement.
      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment
Key Indicators for North America Segment

	2005	2004	Change in %

Number of treatments	13,471,158	12,998,661	4%
Same store treatment growth in %	3.3%	3.2%
Revenue in $ million	4,577	4,248	8%
Depreciation and amortization in $ million	140	129	9%
Operating income in $ million	644	587	10%
Operating income margin in %	14.1%	13.8%
Revenue
      Net revenue for the North America segment for 2005 increased 8% as dialysis care revenue increased by 7% from $3,802 million to $4,054 million while dialysis products sales increased by 17%.
      The 7% increase in dialysis care revenue in 2005 was driven by approximately 4% increase in treatments, a revenue rate per treatment increase of approximately 2% and approximately 1% resulting from Fin46(R). The 4% increase in treatments was the result of same store treatment growth of 3% and 1% increase resulting from acquisitions. For 2005, the administration of EPO represented approximately 21% of North America total revenue as compared to 23% in the prior year.
      At the end of 2005, approximately 89,300 patients were being treated in the 1,155 clinics that we own, operate or manage in the North America segment, compared to approximately 86,350 patients treated in 1,135 clinics at the end of 2004. The average revenue per treatment increased from $288 in 2004 to $294 during 2005. In the U.S., average revenue per treatment increased from $289 in 2004 to $297 in 2005.
      Dialysis products revenues increased by 17% due to continued strong demand for our dialysis machines and dialyzers.
      DaVita
      On October 5, 2005, DaVita Inc. (“DaVita”), the second largest provider of dialysis services in the U. S. and an important customer of ours, completed its acquisition of Gambro Healthcare, Inc. (“Gambro Healthcare”), the third largest provider of dialysis services in the U.S., and agreed to purchase a substantial portion of its dialysis product supply requirements from Gambro Renal Products, Inc. during the next ten years. This product supply contract between our customer and our competitor could result in the future in substantial reductions of DaVita’s purchases of our dialysis products. Any such reduction in DaVita’s purchases will decrease our product revenues and could result in a material adverse effect on our business, financial condition and results of operations. The continuing consolidation of dialysis providers and combinations of dialysis providers with dialysis product manufacturers, could affect future growth of our product sales.
Operating income
      Operating income margin increased from 13.8% in 2004 to 14.1% in 2005. The primary drivers of this margin improvement during 2005 are higher revenues per treatment partially offset by higher personnel expenses, increased delivery costs due to higher fuel prices, higher bad debt expense, higher insurance costs and other increased costs. Accordingly, cost per treatment increased from $250 in 2004 to $254 in 2005.

International Segment
Key Indicators for International Segment

			Change in %

			as	at constant
	2005	2004	reported	exchange rates

Number of treatments	6,261,595	5,795,448	8%
Same store treatment growth in %	7.6%	4.1%
Revenue in $ million	2,195	1,980	11%	9%
Depreciation and amortization in $ million	109	102	8%
Operating income in $ million	362	300	21%
Operating income margin in %	16.5%	15.2%
Revenue
      The 11% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis products revenues. Organic growth during the period was 8% at constant exchange rates and acquisitions contributed approximately 1%. This increase was also attributable to a 2% exchange rate effect due to the continued strengthening of various local currencies against the dollar.
      Total dialysis care revenue increased during 2005 by 16% (14% at constant exchange rates) to $813 million in 2005 from $699 million for 2004. This increase is a result of organic growth of 13%, a 2% increase in contributions from acquisitions and was partially offset by the 1% effects of sold or closed clinics and increased by approximately 2% due to exchange rate fluctuations. The 13% organic growth was driven by same store treatment growth of 8% and pricing mix resulting from increased average revenue per treatment and growth in countries that have higher reimbursement rates.
      As of December 31, 2005, approximately 42,150 patients were being treated at 525 clinics that we own, operate or manage in the International segment compared to 38,050 patients treated at 475 clinics at December 31, 2004. In 2005, the average revenue per treatment increased from $121 to $130 ($127 at constant exchange rates) due to the strengthening of local currencies against the U.S. dollar and increased reimbursement rates partially offset by higher growth in countries with reimbursement rates below the average.
      Total dialysis products revenue for 2005 increased by 8% (7% at constant exchange rates) to $1,382 million mainly driven by organic growth.
      Including the effects of acquisitions, European region revenue increased 9% (9% at constant exchange rates), Latin America region revenue increased 27% (17% at constant exchange rates), and Asia Pacific region revenue increased 8% (5% at constant exchange rates).
Operating income
      Our operating income increased from $300 million in 2004 to $362 million in 2005. The operating margin increased from 15.2% in 2004 to 16.5% in 2005. The increase in margin resulted mainly from production efficiencies in Europe, a reimbursement increase in Turkey, foreign exchange gains, lower bad debt expense, the one time effects of income associated with the cancellation of a distribution agreement in Japan, and settlement of a patent litigation, as well as the now favorable impact of a discount provided to a distributor in Japan in 2004. These effects were partially offset by restructuring costs in Japan and by the then favorable effects of an indemnification payment received in 2004 related to a clinic in Asia Pacific.

      The following discussions pertain to our total Company costs.
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $67 million in 2005 compared to $35 million in the same period of 2004. The increase in operating loss was mainly due to the one-time costs of $22 million related to the transformation of our legal form and the settlement and related legal fees of the shareholder suit that sought to set aside the resolutions approving the transformation. Legal fees related to the Baxter patent litigation also contributed to this increase.
Interest
      Interest expense for 2005 decreased 3% compared to the same period in 2004 due to a lower debt level resulting from the use of positive cash flows, and lower interest rates.
Income Taxes
      The effective tax rate for 2005 was 40.3% compared to 39.7% in 2004.
Year ended December 31, 2004 compared to year ended December 31, 2003
      Like 2003, the earnings increase in 2004 is characterized by improving margins in the North American segment partially offset by a decline of margins in Asia Pacific. Cash flow provided from operations reached $828 million and exceeded the prior year’s cash flow from operations by $74 million. This favorable development is a result of our increased net income and focus on working capital management partially offset by a lower impact of liquidity provided by hedging of intercompany financings.
Consolidated Financials
Key Indicators for Consolidated Financials

			Change in %

			as	at constant
	2004	2003	reported	exchange rates

Number of treatments	18,794,109	17,821,185	5%
Same store treatment growth in %	3.6%	4.9%
Revenue in $ million	6,228	5,528	13%	10%
Gross profit in % of revenue	33.5%	33.1%
Selling, general and administrative costs in % of revenue	19.0%	18.5%
Net income in $ million	402	331	21%
      Net revenue increased for the year ended December 31, 2004 over the comparable period in 2003 due to growth in revenue in both dialysis care and dialysis products.
      Dialysis care revenue grew by 13% to $4,501 million (12% at constant exchange rates) mainly due to higher treatment rates, acquisitions, as a result of an accounting change (implementation of Financial Accounting Standards Board Interpretation 46R (“FIN 46R”) issued December 2003 and effective March 31, 2004), and the effect of two additional treatment days in 2004. Same store treatment growth in 2004 declined from 2003 as a result of the loss of tenders in the International segment and the general market growth slow down in the North American segment. Dialysis product revenue increased by 11% to $1,727 million (5% at constant exchange rates) in the same period.

      Gross profit margin improved in 2004 to 33.5% from 33.1% for 2003. The increase is primarily a result of higher treatment rates, higher margins for ancillary services in North America, higher number of treatments as a result of two additional treatment days in North America, operating improvements in Latin America and growth in regions which have higher gross margins offset by higher personnel and recruiting costs due to the nursing shortage in North America, a one time discount provided to a distributor in Japan, and reimbursement related price pressure in Japan. Depreciation and amortization expense for the period was $233 million compared to $217 million for the same period in the prior year.
      Approximately 38% of the Company’s 2004 worldwide revenues, as compared to 40% in 2003, are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.
      Selling, general and administrative costs increased from $1,022 million in 2003 to $1,182 million in 2004. Selling, general and administrative costs as a percentage of sales increased from 18.5% in 2003 to 19.0% in 2004. The increase is mainly due to increased personnel expenses in North America and growth in regions which have higher selling, general and administrative costs partially offset by receipt of a one time indemnification payment related to a clinic in the Asia Pacific region and reduced expenses due to cost efficiency control in Latin America. Net income for the period was $402 million compared to $331 million in 2003.
      In 2004, 18.79 million treatments were provided. This represents an increase of 5.4% over 2003. Same store treatment growth was 3.6% with additional growth of 1.8% from acquisitions.
      At December 31, 2004 we owned, operated or managed 1,610 clinics compared to 1,560 clinics at the end of 2003. During 2004, we acquired 29 clinics, opened 52 clinics and consolidated 31 clinics. The number of patients treated in clinics that we own, operate or manage increased to 124,400 at December 31, 2004 from approximately 119,250 at December 31, 2003. Average revenue per treatment for worldwide dialysis services increased to $240 from $223 mainly due to worldwide improved reimbursement rates and favorable currency developments.
      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment
Key Indicators for North America Segment

	2004	2003	Change in %

Number of treatments	12,998,661	12,440,258	4%
Same store treatment growth in %	3.2%	3.8%
Revenue in $ million	4,248	3,878	10%
Depreciation and amortization in $ million	129	122	6%
Operating income in $ million	587	528	11%
Operating income margin in %	13.8%	13.6%
Revenue
      Net revenue for the North America segment for 2004 increased because dialysis care revenue increased by 11% from $3,435 million to $3,802 million. Dialysis product revenue increased by 1% from $443 to $446.
      The 11% increase in dialysis care revenue in 2004, was driven by organic revenue growth of 7%, 1% increase attributable to two extra dialysis days in 2004, 2% resulting from implementation of FIN 46R and 1% resulting from acquisitions. Organic revenue growth is a result of 3% same store treatment growth and a 4% revenue per treatment growth. Same store treatment growth in 2004 declined from 2003 as a result of the general market growth slow down in the North America. For 2004, the administration of EPO represented approximately 23% of total North America revenue.
      At the end of 2004, approximately 86,350 patients were being treated in the 1,135 clinics that we own, operate or manage in the North America segment, compared to approximately 83,000 patients treated in

1,115 clinics at the end of 2003. The average revenue per treatment, excluding laboratory-testing revenue, increased from $266 in 2003 to $277 in 2004. Including laboratory testing, the average revenue per treatment increased from $277 in 2003 to $288 during 2004.
      Dialysis product sales increased by 1% in 2005 compared to 2004 driven by the increased sales in Mexico. Dialysis Product sales in both 2004 and 2003 also include the sales of machines to third-party leasing companies which are leased back by our dialysis services division and sales to other vertically integrated dialysis companies. The volume of both these type transactions has been reduced in 2004 compared to 2003. In addition, the Company decided to focus sales efforts more on its internally produced products while decreasing emphasis on relatively low margin ancillary products manufactured by third-parties. These three factors resulted in a 1% increase in dialysis product revenue from $443 million in 2003 to $446 million in 2004. Our dialysis products division measures its external sales performance based on its sales to the “net available external market”.
      The Net available external market sales excludes machine sales to third parties, i.e., leasing companies, for machines utilized in our services division as well as sales to other vertically integrated dialysis companies and sales related to our adsorbers business. Net available external market sales were flat in 2004 over the comparable period for 2003. The detail is as follows:

	Year ended	Year ended
	December 31, 2004	December 31, 2003

	in millions
Dialysis product sales	$446	$443
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(28)	(34)
less sales related to adsorber business	(5)	(3)
less Mexico business	(25)	(17)

Product sales to available external market	$388	$389

Operating income
      Operating income margin increased from 13.6% in 2003 to 13.8% in 2004. The primary drivers of this margin improvement during 2004 are increases in commercial payor rates, improved ancillary margins, and incremental profits provided by two additional dialysis days in 2004 partially offset by the implementation of FIN 46(R) (0.2%). Cost per treatment increased from $241 in 2003 to $250 in 2004, primarily due to increased personnel and benefit costs, higher ancillary costs, and other miscellaneous costs partially offset by improvements in medical supply costs and reduced depreciation and amortization expense, as a percentage of revenue, mainly as a result of completing the depreciation and amortization of patient relationships acquired in 1997.
International Segment
Key Indicators for International Segment

			Change in %

			as	at constant
	2004	2003	reported	exchange rates

Number of treatments	5,795,448	5,380,927	8%
Same store treatment growth in %	4.1%	7.5%
Revenue in $ million	1,980	1,650	20%	11%
Depreciation and amortization in $ million	102	93	10%
Operating income in $ million	300	258	16%
Operating income margin in %	15.2%	15.7%

Revenue
      The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 3% while consolidations resulting from initial consolidation of entities as a result of an accounting change (implementation of FIN 46R) contributed approximately 2%. Organic growth during the period was 6% at constant exchange rates. Same store treatment growth in 2004 declined from 2003 as a result of the loss of tenders. The revenue increase was also attributable to a 9% exchange rate effect due to the continued strengthening of various local currencies against the dollar in 2004 and 2003.
      Total dialysis care revenue increased during 2004 by 29% (19% at constant exchange rates) to $699 million in 2004 from $544 million for 2003. This increase is a result of organic growth of 5%, a 7% increase in contributions from acquisitions, a 6% contribution from consolidations resulting from implementation of FIN 46R and approximately 10% due to exchange rate fluctuations.
      As of December 31, 2004, approximately 38,050 patients were being treated at 475 clinics that we own, operate or manage in the International segment compared to 36,250 patients treated at 445 clinics at December 31, 2003. In 2004, the average revenue per treatment increased from $101 to $121 ($111 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by higher growth in countries with reimbursement rates below the average.
      Total dialysis product revenue for 2004 increased by 16% (7% at constant exchange rates) to $1,281 million mainly driven by organic growth.
      Including the effects of the acquisitions, European region revenue increased 22% (11% at constant exchange rates), Latin America region revenue increased 28% (24% at constant exchange rates), and Asia Pacific region revenue increased 6% (1% at constant exchange rates).
Operating income
      Our operating income margin decreased from 15.7% during 2003 to 15.2% in 2004. The main cause for the margin decrease was price pressure in Japan as a result of biannual reimbursement rate reductions, a one-time discount provided to a distributor in Japan, unfavorable foreign currency transaction effects related to the purchase of products from our European production sites coupled with the appreciation of the euro against local currencies and the effect of implementation of FIN 46(R) (0.2%) partially offset by a one-time indemnification payment received related to a clinic in the Asia Pacific region, operating improvements in Latin America such as a reimbursement rate increase in Venezuela and cost control improvements throughout Latin America.
Latin America
      Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue and approximately 3% of our operating income in 2004. Our operations in Latin America were affected by the financial crisis and currency devaluations in some currencies in Latin America. Because of these issues, we continue to experience lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses.
      In 2004, sales in Latin America increased 28% (24% at constant exchange rates) and operating income increased 88% compared to 2003. The consolidation of dialysis clinics in accordance with FIN 46R contributed 14% of the revenue growth and had no significant impact on operating income. A worsening of the economic situation in Latin America, a further devaluation of the Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America, could result in an impairment of long-lived assets and goodwill.

Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $36 million in 2004 compared to $29 million in the same period of 2003.
      The following discussions pertain to our total Company costs.
Interest
      Interest expense for 2004 decreased 15% compared to the same period in 2003 due to a lower debt level resulting from the use of positive cash flows, lower interest rates, and the conversion of a portion of debt from fixed into variable interest rates.
Income Taxes
      The effective tax rate for 2004 was 39.7% compared to 39.0% in 2003.
B.  Liquidity and Capital Resources
Liquidity
      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated by providing dialysis treatment; a major portion of which is reimbursed by either public health care organizations or private insurers. For the year ended December 31, 2005, approximately 36% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview”, above, for a discussion of recent Medicare reimbursement rate changes. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow. See “Critical Accounting Policies... Accounts Receivable and Allowance for Doubtful Accounts,” above.
      The accounts receivable balance at December 31, 2005 and 2004, net of valuation allowances, represented approximately 82 and 84 days of net revenue, respectively. This favorable development is mainly a result of our management effort to improve collection of receivables. The development of days sales outstanding by operating segment is shown in the table below.
Development of Days Sales Outstanding

	December 31,	December 31,
	2005	2004

North America	63	67
International	120	119

Total	82	84

      On February 21, 2003, we entered into an amended and restated bank agreement, (the “2003 Senior Credit Agreement”), with Bank of America N.A., Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities.
      Through a series of amendments in 2003 and 2004, we voluntarily reduced the aggregate amount available to $1.2 billion while increasing the available amounts under the revolving credit portion and reducing the amounts available under the term loan portion. In addition, the amendments reduced the term loan interest rates by 25 basis points in 2003 and an additional 75 basis points in 2004 and the revolving credit interest rates by 62.5 basis points in 2004. The termination date was extended until February 28, 2010. Under the 2004 amendments, we can increase the amount of revolving credit by up to $200 million during the life of the 2003 Senior Credit Agreement.
      Cash from short-term borrowings is generated by selling interests in our accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and the term loan under our 2003 Senior Credit Agreement, our borrowings under the European Investment Bank (“EIB”) Agreement and has been provided through the issuance of our euro notes and trust preferred securities. We believe that our existing credit facilities, our new $5 billion credit facility described below, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs (See “Outlook — Proposed Acquisition”).
      We entered into a credit agreement with the European Investment Bank (“EIB”) on July 13, 2005 in the total amount of $155 million consisting of a $106 million (€90 million) revolving credit line and a $49 million term loan. The facility has an 8-year term with the revolving line terminating on July 12, 2013 and the term loan maturing on September 13, 2013. Both loans bear variable interest rates that change quarterly and include options to convert into fixed rates. The EIB is a not-for-profit long-term, lending institution of the European Union that lends funds at favorable rates for the purpose of capital investment projects, normally for up to half of the funds required for such projects. The Company will use these funds to refinance certain R&D projects and investments in expansion and optimization of existing production facilities in Germany. The loans are secured by bank guarantees and have customary covenants. The term loan was drawn down on September 15, 2005. Average interest for the period ending December 31, 2005 was 3.89%. There were no drawdowns on the revolving credit facility as of December 31, 2005.
      On July 27, 2005, the Company issued new euro denominated notes (“Euro Notes”) totalling $236 million (€200 million) with a €126 million tranche at a fixed interest rate of 4.57% and a €74 million tranche with a floating rate at EURIBOR plus applicable margin, resulting in an average interest rate of 4.10% for the period ending December 31, 2005. The proceeds were used to liquidate $155 million (€128.5 million) of Euro Notes issued in 2001 that were due in July 2005 and for working capital. The Euro Notes mature on July 27, 2009.
      We had approximately $80 million in letters of credit outstanding at both December 31, 2005 and 2004, and approximately $624 million and $635 million, respectively, of unused borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.
      In connection with the Renal Care Group (“RCG”) acquisition, we entered into a commitment letter pursuant to which Bank of America, N.A. (“BofA”) and Deutsche Bank AG (“DB”) have agreed, subject to certain conditions, to underwrite an aggregate $5 billion in principal amount of term and revolving loans to be syndicated to other financial institutions. The loans will consist of a 5-year $1 billion revolving credit facility, a 5-year $2 billion term loan A facility and a 7-year $ billion term loan B facility. The syndication of the revolving credit facility and the term loan A facility have already been completed. Funding is subject to customary closing conditions and BofA’s and DB’s acquiescence to any material modification to the merger agreement and any waiver of any material conditions precedent under that agreement. Interest on the new senior credit facilities will be at our option at a rate equal to either (i) LIBOR plus an applicable margin, or (ii) the higher of BofA’s prime rate or the Federal Funds rate plus 0.5% plus an applicable margin. The applicable margin is variable and depends on our consolidated leverage ratio (the “Margin”). The financing will be available to us, among other uses, to pay the purchase price and related expenses for the proposed acquisition of RCG, to refinance outstanding indebtedness under our existing 2003 Senior Credit Agreement and certain indebtedness of RCG, and for general corporate purposes. In conjunction with the forecasted utilization of the new senior credit facilities and the related variable rate based interest payments, we entered into forward starting interest rate swaps in the notional amount of $2.5 billion. These instruments, designated as cash flow hedges, effectively convert forecasted Libor based interest payments into fixed rate based interest payments which fix the interest rate on $2.5 billion of the forecasted financing under the new senior credit facility at 4.32% plus the Margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.
      Our amended 2003 Senior Credit Agreement, EIB agreement, Euro Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth, a minimum consolidated interest coverage ratio (ratio of consolidated EBITDA to consolidated net interest expense as defined in the 2003 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as defined in the 2003 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $200 million in 2006, dividends paid in 2005 were $137 million) and make other restricted payments, create liens or make capital expenditures, investments or acquisitions.
      The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement, the European Investment Bank Agreement, the Euro Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the amended 2003 Senior Credit Agreement becomes due at the option of the Lenders. As of December 31, 2005, we are in compliance with all financial covenants under the 2003 Senior Credit Agreement and our other financing agreements.
      We have an accounts receivable facility whereby certain receivables are sold to NMC Funding, a special purpose entity and a wholly-owned subsidiary. NMC Funding then assigns undivided ownership interests in the accounts receivable to certain bank investors. As we have the right to withdraw the then outstanding interests at any time, the receivables remain on our Consolidated Balance Sheet and the proceeds from the sale of undivided interests are recorded as short-term borrowings. The withdrawal of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement. On October 20, 2005 the Company amended the accounts receivable facility to extend the maturity date to October 19, 2006.
      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.
      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Item 8.A.7, “Financial Information — Legal Proceedings”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation is included in the special charge we recorded in 2001 to address 1996 merger-related legal matters.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations. In conjunction with a disputed tax assessment in Germany, we made a $78 million payment to discontinue the accrual of additional non-tax deductible interest until the final resolution of the disputed assessment. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. With respect to adjustments and disallowances currently on appeal, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.
Dividends
      Consistent with prior years, we will continue to follow an earnings-driven dividend policy. Our general partner’s Management Board will propose to the shareholders at the Annual General Meeting a dividend, with respect to 2005 and payable in 2006, of €1.23 per ordinary share (2004: €1.12) and €1.29 per preference share (2004: €1.18) for shareholder approval at the annual general meeting on May 9, 2006. The total expected dividend payment is approximately €120 million and we paid approximately $137 (€109) million in 2005 for dividends with respect to 2004. Our 2003 Senior Credit Agreement limits disbursements for dividends and certain other transactions relating to our own equity type instruments during 2006 to $200 million in total.
Analysis of Cash Flow
Year ended December 31, 2005 compared to year ended December 31, 2004
Operations
      We generated cash from operating activities of $670 million in the year ended December 31, 2005 and $828 million in the comparable period in 2004, a decrease of about 19% over the prior year. Cash flows were primarily generated by increase in net income and working capital improvements. Cash flows were impacted principally by a $78 million payment in Germany made to halt the accrual of non-deductible interest on a disputed tax assessment relating to deductions of write-downs taken in prior years and a $41 million payment in the US resulting from a tax assessment relating to the deductibility of payments made pursuant to the 2000 OIG settlement. In addition, less cash was generated in 2005 due to the effects of reducing days sales outstanding by two days as compared to the cash generated in 2004 by a five day reduction in days sales outstanding. Cash flows were used mainly for investing (capital expenditures and acquisitions), for payment of dividends and to pay down debt.
Investing
      Cash used in investing activities increased from $365 million to $422 million mainly because of increased capital expenditures. In 2005, we paid approximately $125 million ($77 million for the North American segment and $48 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics, the remaining 55% of shares outstanding of CardioVascular Resources (“CVR”) and direct costs relating to the Renal Care Group acquisition. In the same period in 2004, we paid approximately $104 million ($65 million for the North American segment and $39 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.
      In addition, capital expenditures for property, plant and equipment net of disposals were $297 million in 2005 and $261 million in 2004. In 2005, capital expenditures were $168 million in the North America segment and $129 million for the International segment. In 2004, capital expenditures were $160 million in the North America segment and $101 million for the International segment. The majority of our capital expenditures was used for the replacement of assets in our existing clinics, equipping new clinics, the modernization and expansion of production facilities in North America, Germany, France and Italy and for the capitalization of machines provided to customers primarily in Europe. Capital expenditures were approximately 4% of total revenue.
Financing
      Net cash used in financing was $220 million in 2005 compared to cash used in financing of $452 million in 2004. Reductions to our total external financing were less than the prior year due to lower cash from operating activities, higher capital expenditures and higher dividend payments partially offset by proceeds from exercises of stock options. Cash on hand was $85 million at December 31, 2005 compared to $59 million at December 31, 2004.

      At December 31, 2005, aggregate loans outstanding from Fresenius AG amounted to approximately $18.8 million and bore interest at market rates at year-end. We had approximately $6 million in financing outstanding at December 31, 2004, from Fresenius AG including $3 million in loans and approximately $3 million due May 2005 representing the balance due on the Company’s purchase of the Fresenius AG’s adsorber business in 2003. These loans were paid in 2005.
Year ended December 31, 2004 compared to year ended December 31, 2003
Operations
      We generated cash from operating activities of $828 million in the year ended December 31, 2004 and $754 million in the comparable period in 2003, an increase of about 10% over the prior year. Cash flows were primarily generated by increase in net income and working capital improvements.
Investing
      Cash used in investing activities decreased from $369 million to $365 million mainly because of decreased capital expenditures but this decrease was offset by increased cash acquisition payments. In 2004, we paid approximately $104 million ($65 million for the North American segment and $39 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In the same period in 2003, we paid approximately $92 million ($40 million for the North American segment and $52 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics and the adsorber business acquired from Fresenius AG.
      In addition, capital expenditures for property, plant and equipment net of disposals were $261 million in 2004 and $276 million in 2003. In 2004, capital expenditures were $160 million in the North America segment and $101 million for the International segment. In 2003, capital expenditures were $175 million in the North America segment and $101 million for the International segment. The majority of our capital expenditures was used for the replacement of assets in our existing clinics, equipping new clinics, distribution activities in our products business and the expansion of production facilities in Germany, France, Italy and North America. Capital expenditures were approximately 4% of total revenue.
Financing
      Net cash used in financing was $452 million in 2004 compared to cash used in financing of $416 million in 2003. Although we increased our Accounts Receivable Facility, our total external financing needs decreased due to higher cash from operating activities partially offset by higher dividend payments. Cash on hand was $59 million at December 31, 2004 compared to $48 million at December 31, 2003.
      We had approximately $6 million in financing outstanding at December 31, 2004, from Fresenius AG including $3 million in loans and approximately $3 million due May 2005 representing the balance due on the Company’s purchase of the adsorber business from Fresenius AG in 2003. At December 31, 2003, the balance outstanding was $30 million from Fresenius AG.

Obligations
      The following table summarizes, as of December 31, 2005, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of

Contractual Cash Obligations	Total	1 Year	2-5 Years	Over 5 Years

in millions
Trust Preferred Securities	$1,188	$—	$613	$575
Long Term Debt	829	125	646	58
Capital Lease Obligations	5	2	2	1
Operating Leases	1,195	252	602	341
Unconditional Purchase Obligations	274	149	86	39
Other Long-term Obligations	14	14	—	—
Letters of Credit	80	80	—	—

	$3,585	$622	$1,949	$1,014

		Expiration per period of

Available Sources of Liquidity	Total	1 Year	2-5 Years	Over 5 Years

in millions
Accounts receivable facility(a)	$366	$366	$—	$—
Unused Senior Credit Lines	624	—	624	—
Other Unused Lines of Credit	66	66	—	—

	$1,056	$432	$624	$—

(a)	Subject to availability of sufficient accounts receivable meeting funding criteria.
     The amount of guarantees and other commercial commitments at December 31, 2005 is not significant.
Borrowings
      Short-term borrowings of $57 million and $83 million at December 31, 2005, and 2004, respectively, represent amounts borrowed by certain of our subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2005, and 2004 was 3.91% and 4.69%, respectively. For information regarding short-term borrowings from affiliates see Note 4b) in our Consolidated Financial Statements.
      Excluding amounts available under the 2003 Senior Credit Agreement (as described under “Liquidity” above), at December 31, 2005, we had $66 million available under such commercial bank agreements. In some instances lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement and may contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and certain financial ratios.
      We have an asset securitization facility (the “accounts receivable facility”), which provides borrowings up to a maximum of $460 million. Under the facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns undivided ownership interests in the accounts receivable to certain bank investors. Under the terms of the accounts receivable facility, NMC Funding retains the right to recall all transferred interests in the accounts receivable assigned to the banks under the facility. As the Company has the right at any time to recall the then outstanding interests, the receivables remain on the Consolidated Balance Sheet and the proceeds from the transfer of undivided interests are recorded as short-term borrowings. At December 31, 2005, we had outstanding short-term borrowings under the facility of $94 million. The effective interest rate during the twelve months ended December 31, 2005 ranged from 2.49%-

4.63%. At December 31, 2004, $336 million had been received and were reflected as reductions to accounts receivables. On October 20, 2005, we amended the facility to extend the maturity date to October 19, 2006.
      We entered into a credit agreement with the European Investment Bank (“EIB”) on July 13, 2005 in the total amount of $155 million consisting of a $106 million (€90 million) revolving credit line and a $49 million term loan and on July 27, 2005, we issued two tranches of senior notes (“Euro Notes”) totaling $236 million (€200 million). See “Liquidity and Capital Resources — Liquidity,” above. The first tranche was for €126 million with a fixed interest rate of 4.57% and the second tranche for €74 million with variable interest rates at EURIBOR plus applicable margin resulting in an average interest rate of 4.10% for the period ending December 31, 2005. The proceeds were used to liquidate $155 million (€128.5 million) of Euro Notes issued in 2001 that were due in July 2005 and for working capital. The Euro Notes mature on July 27, 2009.
Debt covenant disclosure — EBITDA
      EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $1,190 million, 17.6% of sales, for 2005, $1,085 million, 17.4% of sales, for 2004 and $974 million, 17.6% of sales, for 2003. EBITDA is the basis for determining compliance with certain covenants contained in our 2003 Senior Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In additions, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this annual report on Form 20-F. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:
Reconciliation of measures for consolidated totals.

	For the years ended December 31,

	2005	2004	2003
in thousands
Total EBITDA	$1,190,370	$1,084,931	$973,813
Settlement of shareholder proceedings	7,335	—	—
Interest expense (net of interest income)	(173,192)	(183,746)	(211,759)
Income tax expense	(308,748)	(265,415)	(212,714)
Change in deferred taxes, net	(3,675)	34,281	91,312
Changes in operating assets and liabilities	(45,088)	141,979	(17,910)
Cash inflow from Hedging	—	14,514	131,654
Other items, net	3,302	1,299	(377)

Net cash provided by operating activities	$670,304	$827,843	$754,019

Outlook
Proposed Acquisition
      On May 3, 2005, we entered into a definitive merger agreement for the acquisition (the “Acquisition”) of Renal Care Group, Inc. (“RCG”), a Delaware corporation with principle offices in Nashville, Tennessee, for an all cash purchase price of approximately $3,500,000. At December 31, 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals. Completion of the Acquisition, approved by RCG’s stockholders in a vote held on August 24, 2005, is subject to governmental approvals (including termination or expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, the “Act”) and other third-party consents.

      On February 15, 2006, we announced that we and RCG had entered into a definitive agreement to sell approximately 100 dialysis centers serving on average approximately 60-65 patients per center to National Renal Institutes, Inc., a wholly owned subsidiary of DSI Holding Company, Inc. The divestiture of these centers is an important step toward concluding the review by the United States Federal Trade Commission (FTC) of our acquisition of Renal Care Group. The purchase price for the divested centers is approximately $450 million to be paid in cash, subject to post-closing adjustments for working capital and other routine matters. The sale of the centers is expected to close shortly after the completion of our acquisition of RCG. Both the divestiture and the acquisition of RCG remain subject to FTC approval.
      In connection with the Acquisition, we entered into a commitment letter pursuant to which Bank of America, N.A. (“BofA”) and Deutsche Bank AG (“DB”) have agreed, subject to certain conditions, to underwrite an aggregate $5 billion in principal amount of term and revolving loans to be syndicated to other financial institutions. The loans will consist of a 5-year $1 billion revolving credit facility, a 5-year $2 billion term loan A facility and a 7-year $2 billion term loan B facility. The syndication of the revolving credit facility and the term loan A facility have already been completed. Funding is subject to customary closing conditions and BofA’s and DB’s acquiescence to any material modification to the merger agreement and any waiver of any material conditions precedent under that agreement. Interest on the new senior credit facilities will be at our option at a rate equal to either (i) LIBOR plus an applicable margin, or (ii) the higher of BofA’s prime rate or the Federal Funds rate plus 0.5% plus an applicable margin. The applicable margin is variable and depends on our consolidated leverage ratio (the “Margin”). The financing will be available to us, among other uses, to pay the purchase price and related expenses for the proposed acquisition of RCG, to refinance outstanding indebtedness under our existing 2003 Senior Credit Agreement and certain indebtedness of RCG, and for general corporate purposes. In conjunction with the forecasted utilization of the new senior credit facilities and the related variable rate based interest payments, we entered into forward starting interest rate swaps in the notional amount of $2.5 billion. These instruments, designated as cash flow hedges, effectively convert forecasted Libor based interest payments into fixed rate based interest payments which fix the interest rate on $2.5 billion of the forecasted financing under the new senior credit facility at 4.32% plus the Margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.
      On November 30, 2005, we announced we had commenced a cash tender offer (the “Tender Offer”), contingent upon satisfaction of the conditions to the closing of the Acquisition, for all the $160 million of RCG’s 9% Senior Subordinated Notes (the “Notes”). Under the terms of the Tender Offer, the total consideration to be paid for validly tendered and accepted Notes will be the present value of the future cash flows up to and including November 1, 2007, based on an assumption that the Notes will be redeemed at a price of $1.045 per $1 principal amount of Notes on such date, discounted at a rate equal to 50 basis points over the yield to maturity on the 4.25% U.S. Treasury Note due October 31, 2007. The terms of the offer also require certain consents, (the “Consents”), to certain proposed amendments to the Indenture governing the Notes that would eliminate substantially all restrictive covenants and certain other provisions of Indenture. Upon consummation of the Tender Offer, holders of Notes tendered together with Consents before the end of business on December 13, 2005 will receive a consent payment of $0.030 per $1 principal amount of Notes tendered which will be included in our costs of the Acquisition. Notes and Consents tendered after this date cannot be withdrawn and are not entitled to receive the consent payment. Holders of Notes tendered and not withdrawn will receive accrued and unpaid interest from the last interest date up to, but not including, the date payment is made for the Notes. As most recently extended, the offer expires February 27, 2006, unless further extended by the Company. The Tender Offer is contingent upon receipt of consents from the holders of a majority in aggregate outstanding principal amount of the Notes and satisfaction of the conditions to the Acquisition. As of 5:00 p.m., New York City time, on January 27, 2006, 99.87% of the outstanding aggregate principal amount of the Notes had been tendered. Tendered notes may no longer be withdrawn.
      On October 25, 2004, RCG received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of their business and operations, including those of RenaLab, Inc., their laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. RCG has announced that it intends to cooperate with the government’s investigation.

      On August 9, 2005, RCG received a subpoena from the office of the United States Attorney for the Eastern District of Missouri in connection with a joint civil and criminal investigation. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations. The areas covered by the subpoena include RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, RCG’s relationships with physicians, medical director compensation and joint ventures with physicians and its purchase of dialysis equipment from us. RCG has announced that it intends to cooperate with the government’s investigation.
      We believe the proposed acquisition will be consummated late in the first quarter of 2006 and it will be earnings neutral to slightly accretive in 2006 after excluding the transaction related expenses and accretive from 2007 onward.
Accounting Treatment for the Conversion of our Preference Shares into Ordinary Shares
      The market value of the Company’s shares on the close of business, May 3, 2005, the day before the conversion was announced, was €62.45 for the ordinary shares and €44.65 for the preference shares, a difference of €17.80. All preference shareholders were offered the opportunity, as approved by the EGM, to convert their preference share holdings by submitting their preference shares and paying a premium, initially set at €12.25 and subsequently reduced to €9.75 with each preference share submitted, in exchange for a like number of ordinary shares. Based on these market values the converting preference shareholders received a benefit of €8.05. The conversion is expected to have an impact on the earnings (or loss) per share available to the holders of our ordinary shares upon conversion of our preference shares into ordinary shares, under U.S. GAAP. As a result, the earnings per share calculation in the first quarter of 2006 may need to reflect the difference between (i) the market value of the ordinary share less the conversion premium of €9.75 per preference share and (ii) the carrying amount of the preference shares at the conversion date, February 3, 2006, as a reduction of income available to ordinary shareholders and as a corresponding benefit to preference shareholders. The carrying amount of the preference shares consists of their historic investment and undistributed retained earnings allocated to the preference shares under the two-class method. The Company is continuing to analyze the need to reflect this reduction or benefit in our financial statements, but based on the market value of our ordinary shares on the close of business on February 3, 2006, the impact is approximately $0.9 billion or a reduction of $13.06 per ordinary share and a benefit of 34.32 per preference share. As this calculation compares the carrying amount of the preference shares which consists of the original investment by the preference shareholders plus any undistributed retained earnings the preference shares are entitled to with the market value of the ordinary shares at the date of closing, less the cash amount of €9.75 that the preference shareholders paid, it ignores the appreciation in value of our preference shares that had already occurred beyond the proportionate amount of undistributed retained earnings allocated to the preference shares. In addition, the measurement date of the exchange is February 3, 2006 and the charge would include all increases in the fair value of the ordinary shares received by the preference shareholders as consideration subsequent to the announcement date which significantly exceed the earnings allocated to the preference shares during the period from the announcement of the offer to the conversion date.
Investing
      During 2006, we plan to make acquisitions in the range of $100 million excluding the Acquisition of RCG noted above, and capital expenditures in the range of $450 million.
Net Income
      We expect our net income for 2006 to be in the 10%-15% range on a proforma basis excluding the one-time costs related to the RCG acquisition, such as integration costs, the write-off of non-amortized prepaid financing fees, the potential net impact from divestitures of dialysis clinics and the additional costs related to the change of accounting principle for stock options (FAS 123(R)) as compared to net income in 2005 excluding one-time cost related to the transformation.

Recently Issued Accounting Standards
      In November, 2004, the Financial Accounting Standards Board issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (FAS 151), which is the result of its efforts to converge U.S. accounting standards for inventories with International Financial Reporting Standards. This statement requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company will adopt FAS 151, which is not expected to have a material impact on the Company’s consolidated financial statements, as of January 1, 2006.
      In December, 2004, the Financial Accounting Standards Board issued its final standard on accounting for share-based payments (SBP), SFAS No. 123R (revised 2004), Share-Based Payment (FAS 123(R)), which requires companies to expense the cost of employee stock options and similar awards. SFAS 123R requires determining the cost that will be measured at fair value on the date of the SBP awards based upon an estimate of the number of awards expected to vest. There will be no right of reversal of cost if the awards expire without being exercised. Fair value of the SBP awards will be estimated using an option-pricing model that appropriately reflects the specific circumstances and economics of the awards. Compensation cost for the SBP awards will be recognized as they vest. Under U.S tax law, this cost generates a tax credit, however, such cost is not deductible under German tax law. The Company will have two alternative transition methods, each having a different reporting implication. The effective date is for interim and annual periods beginning after June 15, 2005. On April 14, 2005, the SEC delayed the implementation of FAS 123(R) to the beginning of the next Fiscal Year that begins after June 15, 2005. The Company has not yet adopted FAS 123(R) and is in the process of determining the transition method it is going to adopt and the potential impact on the Company’s consolidated financial statements.
      In June 2005 the FASB ratified EITF 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements).” EITF 05-5 provides guidance on the accounting for the German early retirement program providing an incentive for employees, within a certain age group, to transition from full-time or part-time employment into retirement before their legal retirement age. The program provides the employee with a bonus which is reimbursed by subsidies from the German government if certain conditions are met. According to EITF 05-5, the bonuses provided by the employer should be accounted for as postemployment benefits under SFAS 112, “Employer’s Accounting for Postretirement Benefits,” with compensation cost recognized over the remaining service period beginning when the individual agreement is signed by the employee and ending when the active service period ends. The government subsidy should be recognized when the employer meets the necessary criteria and is entitled to the subsidy. The effect of applying EITF 05-5 should be recognized prospectively as a change in accounting estimate in fiscal years beginning after December 15, 2005. The Company is in compliance with EITF 05-5.
C.  Research and development
      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Our research and development activities are geared towards offering patients new products and therapies in the area of dialysis and other extracorporeal therapies to improve their quality of life and increase their life expectancy. The quality and safety of our systems are a central focus of our research. Additionally, the research and development efforts aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development, and our technical development department works in close cooperation with our dialysis machines’ users to keep track of and meet customer needs. To maintain and further enhance a continuous stream of product innovations, we have over 350 full time equivalents working in research and development worldwide at December 31, 2005.

      Research and development expenditures were $51 million in 2005, $51 million in 2004, and $50 million in 2003. For information regarding recent product introductions, see Item 4.B., “Information on the Company — Business Overview — New Product Introductions.”
      Approximately two-thirds of our research and development activities are based in Germany and one third in North America. We intend to continue to maintain our central research and development operations for disposable products at our St. Wendel, Germany facility and for durable products at our Schweinfurt and Bad Homburg, Germany facilities. Local activities will continue to focus on cooperative efforts with those facilities to develop new products and product modifications for local markets.
      In North America, we have concentrated our business development activities on expanding our products business in three main areas:

•	pharmaceutical products utilized in treating our renal patient base

•	innovative products to improve vascular access outcomes for our renal patients

•	products and technologies which leverage our core competencies to provide extracorporeal therapies to treat other diseases
      In 2005, we introduced our 5008 series, a new generation of hemodialysis machines. We completed development work on the 5008 series in 2004. These machines contain a large number of newly developed technical components and enhanced processes, with a modern, ergonomic design and a large user-friendly touch screen. With the aid of major advances in electronics and interfaces, controlling the highly complex processes involved in performing and monitoring treatment has become safer and easier.
      The dialyzer is extremely important in hemodialysis treatments, as it filters toxins and excess water from the blood. Our research is focused on the development of a new series of dialyzers that offer a highly diffusive and convective removal of substances from the patient’s blood. Our new dialyzer series is based on further advances in the production technology for its Fresenius Polysulfone membrane. This technology allows the production of all membrane components, which are ultimately responsible for the performance of the dialyzer, at a level of precision that was previously not possible. As a result, the membranes can be adapted to individual treatment modes. A refined production process and tight quality control guarantee that each of the dialyzers will cleanse the patient’s blood according to specifications. We see this development as an advance in the direction of dialyzers that will be able to control the treatment process to meet individual requirements. At present, dialyzer membranes function rather unselectively. In the future, these membranes could either have specific adsorption properties or contain substances for targeted release.
      Another focus of our development activities is alternative anticoagulants, which temporarily restrict blood clotting. Coagulation should be reduced during the extracorporeal cycle - i.e., while the patient’s blood is being cleansed, but not during recirculation in the patient’s body. Our research in this area is focused on the use of citrate as an alternative to heparin to interrupt clotting, followed by the controlled addition of calcium at the end of extracorporeal circulation to neutralize the effects of citrate and restore coagulability.
      A number of factors determine whether or not peritoneal dialysis is suitable for a patient. Many of these factors are directly linked to the products used for the treatment. Special design details as well as the simple and safe handling of the tubes and connectors used in transferring the peritoneal dialysis solutions into the abdominal cavity reduce the risk of bacterial contamination, which could, for example, lead to peritonitis. Peritonitis can restrict the effectiveness of the peritoneum, the body’s own membrane used in peritoneal dialysis treatment, or render it unsuitable for use in further treatments. In addition, the composition of the solutions as well as the buffer systems used can influence the long-term success of peritoneal dialysis treatment. We actively conducting research in these areas and are able to build on our broad technological experience.
D.             Trend information
      For information regarding significant trends in our business see Item 5.A., “Operating Financial Review and Prospects.”

Item 6.	Directors, Senior Management and Employees
A.  Directors and senior management
General
      As a partnership limited by shares, under the German Stock Corporation Act, our corporate bodies are our general partner, our supervisory board and our general meeting of shareholders. Our sole general partner is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius AG. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.
      For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see Item 6C, below, “Directors, Senior Management and Employees — Board Practices — The Legal Structure of Fresenius Medical Care AG & Co. KGaA.”
      The general partner has a Supervisory Board and a Management Board. These two boards are separate and no individual may simultaneously be a member of both boards.
The General Partner’s Supervisory Board
      The Supervisory Board of Management AG consists of six members who are elected by Fresenius AG as the sole shareholder of Management AG. Pursuant to a pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the general partner’s Supervisory Board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius AG, the general partner, or any affiliate of any of them.
      Each of the members of the general partner’s Supervisory Board was also a member of the supervisory board of FMC-AG at the time of registration of the transformation of legal form. The terms of the current members of the Supervisory Board of Management AG will expire at that dates on which their terms as members of the supervisory board of FMC-AG would have expired. Thereafter, their terms of office as members of the Supervisory Board of Management AG will expire at the end of the general meeting of shareholders of Fresenius Medical Care AG & Co. KGaA in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius AG, but not counting the fiscal year in which such member’s term begins. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius AG, as sole shareholder of the general partner. Neither our shareholders nor the separate supervisory board of FMC-AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.
      The general partner’s Supervisory Board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner’s Supervisory Board is to appoint and to supervise the general partner’s Management Board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

      The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2005.

Age as of
December 31,
Name	2005

Dr. Gerd Krick	67
Dr. Dieter Schenk, Deputy Chairman	53
Dr. Ulf M. Schneider, Chairman	40
Prof. Dr. Bernd Fahrholz	58
Walter L. Weisman(1)(2)	70
John Gerhard Kringel(1)(2)	66

(1)	Members of the Audit Committee

(2)	Independent director for purposes of our pooling agreement
     DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form. He is also Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Supervisory Board of Allianz Private Krankenversicherung AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G. and of the Board of Trustees of the Donau Universität Krems. He is also the Chairman of the Supervisory Board of Vamed AG.
      Dr. ULF M. SCHNEIDER has been a member of the Supervisory Board of Management AG since April 8, 2005 and Chairman of the Supervisory Board of Management AG since April 15, 2005 and was a member of the Supervisory Board of FMC-AG since May 2004. He was Chief Financial Officer of FMC-AG from November 2001 until March 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company.
      PROF. DR. BERND FAHRHOLZ has been a member of the Supervisory Board of Management AG since April 8, 2005 and was a member of Supervisory Board of FMC-AG from 1998 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is partner in the law firm of Dewey Ballantine, LLP., and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the deputy chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004.
      JOHN GERHARD KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form. His election to the Supervisory Board was approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC and River Walk, LLC. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbot Laboratories, he spent three years as Executive Vice President of American

Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks.
      DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005 and was Vice-Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member/ Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the Supervisory Board of Fresenius AG. He also serves as a member and chairman of the Supervisory Board of Gabor Shoes AG, a member and vice-chairman of the Supervisory Boards of Greiffenberger AG and TOPTICA Photonics AG.
      WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Maguire Properties, Inc. (Vice-Chairman), and Occidental Petroleum Corporation. He is Vice-Chairman of the Board of Trustees for the California Institute of Technology, Chairman of the Board of Trustees of the Los Angeles County Museum of Art, past Chairman and life trustee of the Board of Trustees of the Sundance Institute, and a trustee of the Samuel H. Kress Foundation and the Public Broadcasting Service, Inc.
The General Partner’s Management Board
      Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our Annual General Meeting in the years listed below.
      The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2005. Each of the members of the general partner’s Management Board listed below held the same position on the Management Board of Fresenius Medical Care AG until the transformation of legal form.

	Age as of		Year
	Dec. 31,		Term
Name	2005	Position	Expires

Dr. Ben J. Lipps	65	Chairman of the Management Board, Chief Executive Officer of FMC-AG & Co. KGaA	2008
Roberto Fusté	53	Chief Executive Officer for Asia Pacific	2006
Dr. Emanuele Gatti	50	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2010
Lawrence Rosen	48	Chief Financial Officer	2006
Dr. Rainer Runte	46	General Counsel and Chief Compliance Officer	2010
Rice Powell	50	Co-Chief Executive Officer, Fresenius Medical Care North America and President Products & Hospital Group	2006
Mats Wahlstrom	51	Co-Chief Executive Officer, Fresenius Medical Care North America and President Fresenius Medical Services North America	2006
      DR. BEN J. LIPPS became Chairman of the Management Board of Management AG and Chief Executive Officer of the Company on December 21, 2005. He held such positions in FMC-AG from May 1, 1999 until the transformation of legal form and was Vice Chairman of the Management Board from September until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He has been active in the field of dialysis for more than 35 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. With that, the triumphal procession of the artificial kidney — the dialyzer — commenced. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.
      DR. EMANUELE GATTI became a member of the Management Board of Management AG and Chief Executive Officer for Europe, Latin America, Middle East and Africa on December 21, 2005. He held such positions in FMC-AG from May 1997 until the transformation of legal form. After completing his studies in bioengineering, Dr. Gatti lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and health care economics. Dr. Gatti has been with the company since 1989. Before being appointed to the Management Board in 1997, he was responsible for the dialysis business in Southern Europe.
      ROBERTO FUSTÉ became a member of the Management Board of Management AG and Chief Executive Officer for Asia-Pacific on December 21, 2005. He held such positions in FMC-AG from January 1, 1999 until the transformation of legal form. After finishing his studies in economic sciences at the University of Valencia, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Before being appointed to the Management Board of FMC-AG in 1999, Mr. Fusté held several senior positions within the company in Europe and the Asia-Pacific region.
      DR. RAINER RUNTE became a member of the Management Board of Management AG and General Counsel and Chief Compliance Office on December 21, 2005. He was been a Member of the Management Board for Law & Compliance of FMC-AG from January 1, 2004 until the transformation of legal form, and has worked for the Fresenius group for 14 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.
      LAWRENCE A. ROSEN became a member of the Management Board of Management AG and Chief Financial Officer on April 8, 2005. He held such positions in FMC-AG from November 1, 2003 until the transformation of legal form. Prior to that, he worked for Aventis S.A., Strasbourg, France, and its predecessor companies, including Hoechst AG, beginning in 1984. His last position was Group Senior Vice President for Corporate Finance and Treasury. He holds a Masters of Business Administration (MBA) from the University of Michigan and a Bachelor of Science in Economics from the State University of New York at Brockport.
      RICE POWELL became a member of the Management Board of Management AG on December 21, 2005. He was member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America. He is also is member of the Management Board for the Products & Hospital Group of Fresenius Medical Care in North America. Since 1997 he has been the President of Renal Products division of Fresenius Medical Care in North America including the Extracorporal Therapy and Laboratory Services. He has more than 25 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).
      MATS WAHLSTROM became a member of the Management Board of Management AG on December 21, 2005. He was member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America. He has nearly 20 years of experience in the renal field. From 1983 to 1999, Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group. In November 2002 he joined Fresenius Medical Care as President of Fresenius Medical Care’s services division in North America.

      The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.
The Supervisory Board of FMC-AG & Co. KGaA
      The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG KGaA in a general meeting. Fresenius AG, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but will, nevertheless retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 6C, below, “Directors, Senior Management and Employees — Board Practices — The Legal Structure of FMC-AG & Co. KGaA.”
      The current Supervisory Board of FMC-AG & Co. KGaA consists of the persons who were the members of the Supervisory Board of FMC-AG at the effective date of the transformation of legal form, other than Dr. Ulf M. Schneider, who resigned from the Supervisory Board of FMC-AG & Co. KGaA at that time. In accordance with German law, Management AG intends to apply for court appointment of a sixth member of FMC-AG & Co. KGaA supervisory Board to replace Dr. Schneider. That person’s appointment will be subject to shareholder approval at the next annual general meeting following the appointment. For information regarding the names, ages, terms of office and business experience of the current members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above.
      The terms of the current members of the Supervisory Board of FMC-AG KGaA will expire at that dates on which their terms as members of the supervisory board of FMC-AG would have expired. Thereafter, their terms of office as members of the Supervisory Board of FMC-AG KGaA will expire at the end of the general meeting of shareholders of FMC-AG KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG KGaA Supervisory Board may be removed only by a resolution of the shareholder of FMC-AG KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius AG is barred from voting on such resolutions. The Supervisory Board of FMC-AG KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.
      The principal functions of the Supervisory Board of FMC-AG KGaA are to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG KGaA is not entitled to appoint the general partner or its executive bodies, nor may the KGaA Supervisory Board subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius AG, has the authority to appoint or remove members of the general partner’s Management Board. See Item 6C, below, “Directors, Senior Management and Employees — Board Practices — The Legal Structure of FMC-AG KGaA.”. Among other matters, the Supervisory Board of FMC-AG KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG KGaA will also propose nominees for election as members of the KGaA Supervisory Board and propose the company’s auditors for approval by shareholders.
B.  Compensation
Compensation of Our Management Board and our Supervisory Board
      For the year ended December 31, 2005, we paid aggregate compensation to all members of the Management Board of approximately $11.0 million, $4.4 million in fixed compensation and $6.6 million in variable compensation. The aggregate compensation fees to all members of the Supervisory Board was $0.607 million including compensation to Dr. Krick for his duties as Chairman of the Supervisory Board. We pay an annual retainer fee to each member of the Supervisory Board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse Supervisory Board members for their reasonable travel and accommodation expenses incurred with respect to their duties as Supervisory Board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.
      During 2005 there were no options awarded to members of the Management Board to purchase our preference shares under the Fresenius Medical Care AG 2001 International Plan. As of December 31, 2005 but after giving effect to the adjustment of options so that they are exercisable to acquire ordinary shares, Management Board members held no options to acquire preference share and options to acquire 39,566 Ordinary shares, all of which were exercisable at a weighted average exercise price of €51.48 under Fresenius Medical Care AG 98 Plan 2 and (ii) 88,463 options, all of which are exercisable at a weighted average exercise price of €51.21 under Fresenius Medical Care AG 98 Plan 1 and options to acquire 347,701 Ordinary shares, of which 273,773 were exercisable at a weighted average exercise price of €61.19 under the FMC 2001 stock incentive plan. During 2005, Board members exercised 62,628 options.
      In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters (See Item 8.A.7, “Financial Information — Legal Proceedings”), we agreed that commencing with remuneration paid for fiscal year 2006, we would provide data on the individual remuneration of our management board members. We will include such information in our Annual Report on Form 20-F to be filed in 2007 for our 2006 fiscal year.
C.  Board Practices
      For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Fresenius Medical Care Management AG, (“Management AG”) and of the Supervisory Board of FMC-AG KGaA, and the periods in which the members of those bodies have served in office, see Item 6.A. above. We do not have a remuneration committee. Prior to the transformation, the Supervisory Board of FMC-AG performed the functions usually performed by the remuneration committee, and those functions, including review of the compensation of the members of the general partner’s Management Board, are now performed by the general partner’s Supervisory Board. The current audit committee of the Management AG Supervisory Board consists of Dr. Gerd Krick, Walter Weisman and John Gerhard Kringel. The primary function of the audit committee is to assist the general partner’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•	overseeing management’s conduct or our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•	monitoring our internal controls risk program;

•	monitoring the independence and performance of our outside auditors;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	retaining the services of our independent auditors (subject to the approval by our shareholders at our Annual General Meeting) and approval of their fees; and

•	pre-approval of all audit and non-audit services performed by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, the accounting firm which audits our consolidated financial statements.
      In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters (See Item 8.A.7, “Financial Information —

Legal Proceedings”), we agreed, together with Fresenius AG and our general partner, Management AG, to establish two additional committees. These committees are:

•	A joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including

•	transactions between us and Fresenius AG with a value in excess of 0.25% of our consolidated revenue, and

•	acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

•	An Audit and Corporate Governance Committee within the Supervisory Board of FMC-AG & Co. KGaA consisting of three members, at least two of whom shall be persons with no significant business, professional or personal connection with FMC-AG & Co. KGaA or any of our affiliates, apart from membership on our supervisory board or the supervisory board of Management AG or Fresenius AG. The Audit and Corporate Governance Committee will be responsible for reviewing the report of our general partner on relations with related parties and for reporting to the overall supervisory board thereon.
Governance Matters
      American Depositary Shares representing our Ordinary shares and our Preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, except for the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A. Instead, the NYSE requires that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards. You can review a summary of the most significant differences by going to “Corporate Governance” on the Investor Relations page of our web site, www.fmc-ag.com.
The Legal Structure of FMC-AG & Co. KGaA
      A partnership limited by shares, or KGaA is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation, the share capital of a KGaA is held by its shareholders. The KGaA and the stock corporation are the only legal forms provided by German law for entities whose shares trade on the stock exchange. A KGaA is similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand. The general partner of FMC-AG & Co. KGaA is Management AG, a wholly-owned subsidiary of Fresenius AG.
      A KGaA’s corporate bodies are its general partner, its supervisory board and the general meeting of shareholders. A KGaA may have one or more general partners who conduct the business of the KGaA. However, unlike a stock corporation, in which the supervisory board appoints the management board, the supervisory board of a KGaA has no influence on appointment of the managing body — the general partner. Likewise, the removal of the general partner from office is subject to very strict conditions, including the necessity of a court decision. The general partner(s) may, but are not required to, purchase shares of the KGaA. The general partner(s) are personally liable for the liabilities of the KGaA in relations with third parties subject, in the case of corporate general partners, to applicable limits on liability of corporations generally.

      KGaA shareholders exercise influence in the general meeting through their voting rights but, in contrast to a stock corporation, the general partner of a KGaA has a veto right with regard to material resolutions. The members of the supervisory board of a KGaA are elected by the general meeting as in a stock corporation. However, since the supervisory board of a KGaA has less power than the supervisory board of a stock corporation, the indirect influence exercised by the KGaA shareholders on the KGaA via the supervisory board is also less significant than in a stock corporation. For example, the supervisory board is not usually entitled to issue rules of procedure for management or to specify business management measures that require the supervisory board’s consent. The status of the general partner or partners in a KGaA is stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing veto rights regarding material resolutions adopted by the general meeting and (iii) the independence of the general partner from the influence of the KGaA shareholders as a collective body.
      After formation, the articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a qualified 75% majority and with the consent of the general partner. Therefore, neither group of owners (i.e., the KGaA shareholders and the general partners) can unilaterally amend the articles of association without the consent of the other group. Fresenius AG will, however, continue to be able to exert significant influence over amendments to the articles of association of FMC-AG & Co. KGaA through its ownership of a significant percentage of the Company’s ordinary shares after the transformation, since such amendments require a 75% vote of the shares present at the meeting rather than three quarters of the outstanding shares.
      Fresenius AG’s control of the Company through ownership of the general partner is conditioned upon its ownership of a substantial amount of the Company’s share capital. See “The Articles of Association of FMC-AG & Co. KGaA — Organization of the Company,” below.
Management and Oversight
      The management structure of FMC-AG & Co. KGaA is illustrated as follows (percentage ownership amounts refer to ownership of the Company’s total share capital of all classes):
General Partner
      Management AG, a stock corporation and a wholly owned subsidiary of Fresenius AG, is the sole general partner of FMC-AG & Co. KGaA and will conduct its business and represent it in external relations. Use of a stock corporation as the legal form of the general partner enables the Company to maintain a management structure substantially similar to FMC-AG’s management structure prior to the transformation. The internal corporate governance structure of the general partner is substantially similar to the prior structure at FMC-AG. In particular, the general partner has substantially the same provisions in its articles of association concerning the relationship between the general partner’s management board and the general partner’s supervisory board and, subject to applicable statutory law, substantially the same rules of procedure for its executive bodies. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €1.5 million.
      The general partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the general partner will be compensated for all outlays in connection with conducting the business of the Company, including the remuneration of members of the management board and the supervisory board. See “— The Articles of Association of FMC-AG & Co. KGaA — Organization of the Company” below. FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The general partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. AG & Co. KGaA. This payment of €60,000 per annum constitutes a guaranteed return on Fresenius AG’s investment in the share capital of Management AG. This payment is required for tax reasons, to avoid a constructive dividend by the general partner to Fresenius AG in the amount of reasonable compensation for undertaking liability for the obligations of Fresenius Medical Care AG & Co. KGaA. FMC-AG & Co. KGaA will also reimburse the general partner for the remuneration paid to the members of its management board and its supervisory board.
      The statutory provisions governing a partnership, including a KGaA, provide in principle that the consent of the KGaA shareholders at a general meeting is required for transactions that are not in the ordinary course of business. However, as permitted by statute, the articles of association of FMC-AG & Co. KGaA permit such decisions to be made by Management AG as general partner without the consent of the FMC-AG & Co. KGaA shareholders. This negation of the statutory restrictions on the authority of Management AG as general partner is intended to replicate governance arrangements in FMC-AG by retaining for the management board of the general partner the level of operating flexibility that existed prior to the transformation. The shareholders of FMC-AG did not have any such veto right regarding determinations of the management board. This does not affect the general meeting’s right of approval with regard to measures of unusual significance, such as a sale of a substantial part of a company’s assets, as developed in German Federal Supreme Court decisions.
      The relationship between the supervisory board and management board of Management AG is substantially similar to the governance provisions at FMC-AG prior to the transformation. In particular, under the articles of association of Management AG, the same transactions are subject to the consent of the supervisory board of Management AG as previously required the consent of the supervisory board of FMC-AG. These transactions include, among others:

•	The acquisition, disposal and encumbrance of real property if the value or the amount to be secured exceeds a specified threshold (€5 million);

•	The acquisition, formation, disposal or encumbrance of an equity participation in other enterprises if the value of the transaction exceeds a specified threshold (€5 million);

•	The adoption of new or the abandonment of existing lines of business or establishments;

•	Conclusion, amendment and termination of affiliation agreements; and

•	Certain inter-company legal transactions.
      The members of the management board of Management AG are the same persons who constituted the Management Board of FMC-AG at the effective time of the transformation. The Company expects that Gary Brukardt, currently President and Chief Executive Officer of Renal Care Group Inc. (“RCG”), will join the management board of the general partner after the RCG merger. The supervisory boards of FMC-AG & Co. KGaA and of Management AG consist to a large extent of the same persons as the supervisory board of FMC-AG prior to the transformation. The Company and Fresenius AG have entered into a pooling agreement requiring that at least one-third (and not less than two) members of the general partner’s supervisory board be “independent directors” — i.e., persons without a substantial business or professional relationship with the Company, Fresenius AG, or any affiliate of either, other than as a member of the supervisory board of the Company or the general partner. See Item 10B “Additional Information — Articles of Association — Description of the Pooling Arrangements.”
Supervisory Board
      The supervisory board of a KGaA is similar in certain respects to the supervisory board of a stock corporation. Like the supervisory board of a stock corporation, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The supervisory board is elected by the KGaA shareholders at the general meeting. Shares in the KGaA held by the general partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius AG will not be entitled to vote its shares for the election of FMC-AG & Co. KGaA’s supervisory board.
      Although Fresenius AG will not be able to vote in the election of FMC-AG & Co. KGaA’s supervisory board, Fresenius AG will nevertheless retain influence on the composition of the supervisory board of FMC-AG & Co. KGaA. Because (i) the former members of the FMC-AG supervisory board continued in office as the initial members of the supervisory board of FMC-AG & Co. KGaA (except for Dr. Ulf M. Schneider) and (ii) in the future, the FMC-AG & Co. KGaA supervisory board will propose future nominees for election to its supervisory board (subject to the right of shareholders to make nominations), Fresenius AG is likely to retain influence over the selection of the supervisory board of FMC-AG & Co. KGaA. In addition, under our articles of association, a resolution for the election of members of the supervisory board requires the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the need to apply for court appointment of members to the supervisory board after the end of the terms of the members in office at the effective time of the transformation. Any such application would be made by the general partner on behalf of FMC-AG & Co. KGaA
      The supervisory board of FMC-AG & Co. KGaA will have less power and scope for influence than the supervisory board of the Company as a stock corporation. The supervisory board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies. Nor may the supervisory board subject the management measures of the general partner to its consent, or issue rules of procedure for the general partner. Management of the Company will be conducted by the management board of the general partner and only the supervisory board of the general partner (all of whose members will be elected solely by Fresenius AG) has the authority to appoint or remove them. FMC-AG & Co. KGaA supervisory board will represent FMC-AG & Co. KGaA in transactions with the general partner.
      FMC-AG & Co. KGaA shareholders will approve FMC-AG & Co. KGaA’s annual financial statements at the general meeting. Except for making a recommendation to the general meeting regarding such approval, this matter is not within the competence of the supervisory board.
General Meeting
      The general meeting is the resolution body of the KGaA shareholders. Among other matters, the general meeting of a KGaA approves its annual financial statements. The internal procedure of the general meeting corresponds to that of the general meeting of a stock corporation. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or proposals for the Company auditors.
      The supervisory board of a KGaA is, in principle, elected by all shareholders of the KGaA at the general meeting. Although Fresenius AG, as sole shareholder of the general partner of the Company is not entitled to vote its shares in the election of the supervisory board of FMC-AG & Co. KGaA, Fresenius AG will retain a degree of influence on the composition of the supervisory board of FMC-AG & Co. KGaA. See “The Supervisory Board,” above.

      The transformation itself did not affect voting rights or required votes at the general meeting. Fresenius AG, which owned approximately 50.8% of the voting ordinary shares of the Company prior to the transformation, will not have a voting majority at the general meeting of FMC-AG & Co. KGaA due to the conversion of preference shares into ordinary shares. However, under German law, resolutions may be adopted by the vote of a majority of the shares present at the meeting. Therefore, based on Fresenius AG’s ownership of approximately 36.8% of the Company’s voting ordinary shares after the transformation, as long as less than approximately 73.5% of the Company’s ordinary shares are present at a meeting, Fresenius AG will continue to possess a controlling vote on most matters presented to the shareholders, other than election of the supervisory board and the matters subject to a ban on voting as set forth below, at least until the Company issues additional ordinary shares in a capital increase in which Fresenius AG does not participate.
      Fresenius AG is subject to various bans on voting at general meetings due to its ownership of the general partner. Fresenius AG is banned from voting on resolutions concerning the election and removal from office of the FMC-AG & Co. KGaA supervisory board, ratification or discharge of the actions of the general partner and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies, the waiver of compensation claims, and the selection of auditors of the annual financial statements.
      Certain matters requiring a resolution at the general meeting will also require the consent of the general partner, such as amendments to the articles of association, consent to inter-company agreements, dissolution of the Company, mergers, a change in the legal form of the partnership limited by shares and other fundamental changes. The general partner therefore has a veto right on these matters. Annual financial statements are subject to approval by both the KGaA shareholders and the general partner.
The Articles of Association of FMC-AG & Co. KGaA
      The articles of association of FMC-AG & Co. KGaA are based on the articles of association of Fresenius Medical Care AG, particularly with respect to capital structure, the supervisory board and the general meeting. Other provisions of the articles of association, such as those dealing with management of FMC-AG & Co. KGaA, have been adjusted to the new KGaA legal form. Certain material provisions of the articles of association are explained below, especially variations from the articles of association of FMC-AG. The following summary is qualified in its entirety by reference to the complete form of articles of association of FMC-AG & Co. KGaA, an English translation of which is on file with the SEC.
Organization of the Company
      The provisions relating to the management board in FMC-AG’s articles of association have been replaced in the articles of association of FMC-AG & Co. KGaA by new provisions relating to the general partner of FMC-AG & Co. KGaA. The general partner is Management AG with its registered office in Hof an der Saale, Germany.
      Under the articles of association, possession of the power to control management of the Company through ownership of the general partner is conditioned upon ownership of a specific minimum portion of the Company’s share capital. Under German law, Fresenius AG could significantly reduce its holdings in the Company’s share capital while at the same time retaining its control over the Company through ownership of the general partner. Under the Company’s prior legal structure as a stock corporation, a shareholder had to hold more than 50% of the Company’s voting ordinary shares to exercise a controlling influence. If half the Company’s total share capital had been issued as preference shares (the maximum permissible by law), such controlling interest would represent more than 25% of the Company’s total share capital. This minimum threshold for control of more than 25% of the total share capital of a stock corporation is the basis for a provision in the articles of association FMC-AG & Co. KGaA requiring that a parent company within the group hold an interest of more than 25% of the share capital of FMC-AG & Co. KGaA. As a result, the general partner will be required to withdraw from FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company’s share capital. The effect of this provision is that the parent company within the group may not reduce its capital participation in FMC-AG & Co. KGaA below such amount without causing the withdrawal of the general partner. The articles of association also permit a transfer of all shares in the general partner to the Company, which would have the same effect as withdrawal of the general partner.
      The articles of association also provide that the general partner must withdraw if the shares of the general partner are acquired by a person who does not make an offer under the German Takeover Act to acquire the shares of the Company’s other shareholders within three months of the acquisition of the general partner. The consideration to be offered to shareholders must include any portion of the consideration paid for the general partner’s shares in excess of the general partner’s equity capital, even if the parties to the sale allocate the premium solely to the general partner’s shares. The Company’s articles of association provide that the general partner can be acquired only by a purchaser who at the same time acquires more than 25% of FMC-AG & Co. KGaA’s share capital. These provision would therefore trigger a takeover offer at a lower threshold than the German Takeover Act, which requires that a person who acquires at least 30% of a company’s shares make an offer to all shareholders. The provisions will enable shareholders to participate in any potential control premium payable for the shares of the general partner, although the obligations to make the purchase offer and extend the control premium to outside shareholders could also discourage an acquisition of the general partner, thereby discouraging a change of control.
      In the event that the general partner withdraws from FMC-AG & Co. KGaA as described above or for other reasons, the articles of association provide for continuation of the Company as a so-called “unified KGaA” (Einheits-KGaA), i.e., a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. Upon the coming into existence of a “unified KGaA,” the shareholders of FMC-AG & Co. KGaA would ultimately be restored to the status as shareholders in a stock corporation, since the shareholding rights in the general partner would be exercised by FMC-AG & Co. KGaA’s supervisory board pursuant to the articles of association. If the KGaA is continued as a “unified KGaA,” an extraordinary or the next ordinary general meeting would vote on a change in the legal form of the partnership limited by shares into a stock corporation. In such a case, the change of legal form back to the stock corporation would be facilitated by provisions of the articles of association requiring only a simple majority vote and that the general partner consent to the transformation of legal form.
      The provisions of the articles of association of FMC-AG & Co. KGaA on the general meeting correspond for the most part to the provisions of FMC-AG’s articles of association. Under the amendments to the German Stock Corporation Act through the Act on Corporate Integrity and Modernization of the Law on Shareholder Claims, the articles provide that from the outset of the general meeting the chairperson may place a reasonable time limit on the shareholders’ right to speak and ask questions, insofar as is permitted by law.
      The articles of association provide that to the extent legally required, the general partner must declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.
Annual Financial Statement and Allocation of Profits
      The articles of association of FMC-AG & Co. KGaA on rendering of accounts require that the annual financial statement and allocation of profits of FMC-AG & Co. KGaA be submitted for approval to the general meeting of FMC-AG & Co. KGaA.
      Corresponding to the articles of FMC-AG, the articles of association of FMC-AG & Co. KGaA provide that Management AG is authorized to transfer up to a maximum of half of the annual surplus of FMC-AG & Co. KGaA to other retained earnings when setting up the annual financial statements.
Articles of Association of Management AG
      The articles of association of Management AG are based essentially on FMC-AG’s articles of association. In particular, the provisions of its articles of association on relations between the management board and the supervisory board have been incorporated into the articles of association of Management AG. The amount of Management AG’s share capital is €1,500,000, issued as 1,500,000 registered shares without par value. By law, notice of any transfer of Management AG’s shares must be provided to the management board of Management AG in order for the transferee to be recognized as a new shareholder by Management AG.

D.  Employees
      At December 31, 2005, we had 47,521 employees, as compared to 44,526 at December 31, 2004 and 41,097 at December 31, 2003. They are employed in our principal segments as follows: North America 30,129 employees and International 17,392. The following table shows the number of employees by segment and our major category of activities for the last three fiscal years.

	2005	2004	2003

North America
Dialysis Care	24,737	23,389	22,096
Dialysis Products	5,392	5,229	5,209

	30,129	28,618	27,305
International
Dialysis Care	10,626	9,608	7,678
Dialysis Products	6,766	6,300	6,114

	17,392	15,908	13,792
      We are members of the Chemical Industry Employers Association for most sites in Germany and we are bound by union agreements negotiated with the respective union representatives in those sites. We generally apply the principles of the Association and the related union agreements for those sites where we are not members. We are also party to additional shop agreements negotiated with works councils at individual facilities that relate to those facilities. In addition, approximately 3% of our U.S. employees are covered by collective bargaining agreements. During the last three fiscal years, we have not suffered any labor-related work disruptions.
E.  Share ownership
      As of December 31, 2005, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2005 Management Board members held options to acquire 667,964 Preference shares of which options to purchase 384,399 Preference shares were exercisable at a weighted average exercise price of €40.19. Those options expire at various dates between 2008 and 2014.
Options to Purchase Our Securities
Stock Option Plans
      At December 31, 2005, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan, which is the only plan with stock option awards currently available for grant. Under the 2001 plan, convertible bonds with a principal of up to €10,240 may be issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet.
      Upon issuance of the option, the employees have the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the Preference shares upon the first time the stock exchange quoted price exceeds the Initial Value by at least 25%. The Initial Value is the average price of the Preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target.

The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one Preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan may be issued each year through May 22, 2006. At December 31, 2005, options for up to 172,224 Preference shares are available for grant in future periods under the 2001 Plan.
      During 1998, the Company adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for the Company’s key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire Preference shares of the Company. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one Preference share.
      At December 31, 2005 under all plans, there were 4,102,539 options outstanding with a weighted average remaining contractual life of 7.27 years with 1,536,917 exercisable at a weighted average exercise price of €46.33.
Item 7.     Major Shareholders and Related Party Transactions
A.  Major Shareholders
Security Ownership of Certain Beneficial Owners of Fresenius Medical Care
      Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Receipt (“ADR”) form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding voting rights.
      We have been informed that as of December 31, 2005, Fresenius AG owned the majority, 50.8%, of our Ordinary shares. At December 31, 2005 Fresenius AG’s Ordinary shares represented approximately 36% of our total share capital. As a result of the conversion of our preference shares into ordinary shares, Fresenius AG’s percentage ownership of our ordinary shares was reduced to approximately 36.8%, but it percentage ownership of our total share capital was unchanged. JPMorgan Chase Bank, our ADR depositary, informed us, that as of December 31, 2005, 1,627,015 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 5,878 U.S. holders and 47,183 Preference ADSs, each representing one-third of a Preference share, were held of record by 3 U.S. holders. Ordinary shares and Preference shares held directly by U.S. holders accounted for less than 1% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2005. For more information regarding ADRs and ADSs see “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Receipts.”
Security Ownership of Certain Beneficial Owners of Fresenius AG
      Fresenius AG’s share capital consists of ordinary shares and non-voting preference shares. Both classes of shares are issued only in bearer form. Accordingly, Fresenius AG has no way of determining who its shareholders are or how many shares any particular shareholder owns. However, under the German Securities Exchange Law, holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.
      Based on the most recent information available, Else Kröner-Fresenius Foundation owns approximately 61% of the Fresenius AG Ordinary shares. In addition, Allianz Deutschland AG informed Fresenius AG that it owned between 5%-10% of the Fresenius AG Ordinary shares.
B.  Related party transactions
      In connection with the formation of Fresenius Medical Care AG, and the combination of the dialysis businesses of Fresenius AG and W.R. Grace & Co. in the second half 1996, Fresenius AG and its affiliates and Fresenius Medical Care and its affiliates entered into several agreements for the purpose of giving effect to the merger and defining our ongoing relationship. Fresenius AG and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius AG and their affiliates. Some of these agreements have been previously filed with the Securities and Exchange Commission. The following descriptions are not complete and are qualified in their entirety by reference to the agreements, copies of which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius AG than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius AG and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.
      Dr. Gerd Krick and Dr. Dieter Schenk, the Chairman and Vice Chairman, respectively, of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, are also Chairman and a member, respectively, of the Supervisory Board of Fresenius AG, and Dr. Ulf M. Schneider, a member of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board and CEO of Fresenius AG.
      In the discussion below regarding our contractual and other relationships with Fresenius AG:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius AG and its affiliates” refers only to Fresenius AG and affiliates of Fresenius AG other than Fresenius Medical Care AG and its subsidiaries.
Real Property Lease
      We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half 1996. Fresenius AG or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius AG is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius AG, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €12.6 million, which was approximately $15.6 million as of December 31, 2005, exclusive of maintenance and other costs, and is subject to escalation, based upon the German cost of living index for a four-person employee household. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”

Covenants Not to Compete
      Each of Fresenius AG and W.R. Grace has agreed that, for a period of ten years after our formation, it will not compete with us in any aspect of the business of supplying renal care-related goods and services, including laboratories. However, Fresenius AG may continue its home care business.
Trademarks
      Fresenius AG continues to own the name and mark “Fresenius” and its “F” logo. Fresenius AG and Fresenius Medical Care Deutschland GmbH, our principal German subsidiary, have entered into agreements containing the following provisions. Fresenius AG has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius AG’s dialysis business, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•	to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•	to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius AG. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•	to use “Fresenius Medical Care” as a trade name in both the renal business and the National Medical Care non-renal business.
      We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius AG. Fresenius AG may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius AG will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius AG has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius AG is not confusingly similar to our marks and trade names. After the expiration of Fresenius AG’s ten-year covenant not to compete with us, Fresenius AG may use “Fresenius” in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that the name used by Fresenius AG is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.
Other Intellectual Property
      Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius AG. For Biofine, the polyvinyl chloride-free packaging material, Fresenius AG has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius AG will share equally any royalties from licenses of the Biofine intellectual property by either our German subsidiary or by Fresenius AG to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius AG has transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius AG’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius AG divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius AG exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius AG retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius AG licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.
Supply Agreements
      We produce most of our products in our own facilities. However, Fresenius AG manufactures some of our products for us, principally dialysis concentrates, at facilities that Fresenius AG retained. These facilities are located in Brazil and France. Conversely, a facility in Italy that Fresenius AG transferred to us produces products for Fresenius Kabi AG, a subsidiary of Fresenius AG.
      Our local subsidiaries and those of Fresenius AG have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements include a unit cost component for each product and an annual fixed cost charge for each facility. The unit cost component, which is subject to annual review by the parties, is intended to compensate the supplier for variable costs such as costs of materials, variable labor and utilities. The fixed cost component generally will be based on an allocation of the 1995 fixed costs of each facility, such as rent, depreciation, production scheduling and quality control. The fixed cost component will be subject to adjustment by good-faith negotiation every twenty-four months. If the parties cannot agree upon an appropriate adjustment, the adjustment will be made based on an appropriate consumer price index in the country in which the facility is located. During 2005, we recognized sales of $31.7 million to Fresenius AG and its affiliates and we made purchases of $43.0 million from Fresenius AG and its affiliates.
      Each supply agreement has a term that is approximately equal to the estimated average life of the relevant production assets, typically having terms of four and one-half to five years. Each supply agreement may be terminated by the purchasing party after specified notice period, subject to a compensation payment reflecting a portion of the relevant fixed costs.
      The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.
Services Agreement
      We obtain administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2005, Fresenius AG charged us approximately $36.2 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 2005, we charged approximately $7.5 million to Fresenius AG’s other divisions and subsidiaries for services we rendered to them.
      We and Fresenius AG may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.
Financing
      At December 31, 2005, aggregate loans outstanding from Fresenius AG amounted to approximately $18.8 million which bore interest at market rates at year-end. Interest paid during 2005 was $0.5 million. In addition, during 2005, we made the final payment relating to the acquisition of Fresenius AG’s adsorber business for approximately $3 million.

Other Interests
      Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “ — Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under 2003 Senior Credit Agreement. It was also one of four co-arrangers of our prior principal credit agreement and one of the managing agents under that facility. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius AG, is a partner in the law firm of Nörr Stiefenhofer Lutz, which has provided legal services to Fresenius AG and Fresenius Medical Care. During 2005, Nörr Stiefenhofer Lutz was paid approximately $1.7 million for these services. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Vermögensverwaltungsgesellschaft Nachlass Else Kröner mbH, a 100 per cent subsidiary of Else Kröner Fresenius Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius AG. Prof. D. Bernd Fahrholz, a member of the Supervisory Boards of FMC-AG & Co. KGaA and of Management AG, was previously with the law firm of Nörr Stiefenhofer Lutz until September 30, 2005.
      Under the articles of association of FMC-AG & Co. KGaA, we will pay Fresenius AG a guaranteed return on its capital investment in our general partner. See “The Legal Structure of FMC-AG & Co. KGaA,” above.
Products
      During 2005, we recognized $31.7 million of sales to Fresenius AG and its affiliates. We made purchases from Fresenius AG and its affiliates in the amount of $43.0 million during 2005.

Item 8.	Financial information
      The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.	Legal Proceedings
      This section describes material legal actions and proceedings relating to us and our business.
Commercial Litigation
      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation.

      In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air”, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. Both parties have filed multiple dispositive motions, some of which have been decided by the court. Trial is currently scheduled for June 2006. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.
Other Litigation and Potential Exposures
      Several small ordinary shareholders challenged the resolutions adopted at the EGM approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of the Company, with the objective of having the resolutions declared null and void. On December 19, 2005 the Company and the claimants agreed to a settlement (Prozessvergleich) with the participation of Fresenius AG and Management AG, the general partner, and all proceedings were terminated.

      Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.12 for every share issued as an ordinary share up to August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional €0.69 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.
      The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement.
      The total costs of the settlement are estimated to be approximately $7.3 million. A further part of the settlement agreement and German law require that these costs be borne by Fresenius AG and the general partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company has recorded the settlement amount as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity.
      As part of the settlement, the Company, with the participation of Fresenius AG and the general partner, Management AG, also agreed to establish, at the first ordinary general meeting after registration of the transformation of legal form, a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA with authority to advise and decide on certain significant transactions between the Company and Fresenius AG and to approve certain significant acquisitions, dispositions, spin-offs and similar matters. The Company also agreed to establish an Audit and Corporate Governance Committee of the FMC-AG & Co. KGaA Supervisory Board to review the report of the general partner on relations with related parties and report to the overall supervisory board thereon. See Item 6;C., “Directors, Senior Management and Employees — Board Practices.” The general partner Management AG also undertook in this settlement to provide data on the individual remuneration of its management board members according to provisions of the German Commercial Code, commencing with remuneration paid during 2006.
      In April 2005, FMCH received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoena requires production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and anemia management programs. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      From time to time, we are a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been and are currently subject to these suits due to the nature of our business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
      We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 8 and Note 18 to the consolidated financial statements in this report). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

8.A.8.	Dividend Policy
      We generally pay annual dividends on both our preference shares and our ordinary shares in amounts that we determine on the basis of the prior year unconsolidated earnings of Fresenius Medical Care AG as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the

German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our articles of association, the minimum dividend payable on the preference shares is €0.12 per share and, if we declare dividends, holders of our preference shares must receive €0.06 per share more than the dividend on an ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our preference shares before we pay dividends declared on our ordinary shares.
      The general partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the Annual General Meeting in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.
      Our senior credit agreement and outstanding euro notes, as well as the senior subordinated indentures relating to our trust preferred securities, restrict our ability to pay dividends. Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and the notes to our consolidated financial statements appearing elsewhere in this report discuss this restriction.
      The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. The dividends shown for each year were paid with respect to our operations in the preceding year.

Per Share Amount	2005	2004	2003	2002

Preference share	€1.18	€1.08	€1.00	€0.91
Ordinary share	€1.12	€1.02	€0.94	€0.85
      We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2005 payable in 2006 of €1.29 per preference share and €1.23 per ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 9, 2006.
      Except as described herein, holders of ADSs will be entitled to receive dividends on the ordinary shares and the preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid on the preference shares and dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in “Item 10.E. Taxation”.
B.  Significant Changes
      On January 6, 2006, the Company commenced a conversion offer to holders of its preference shares (including preference shares represented by American Depositary Shares) pursuant to which such shareholders were offered the opportunity to convert their preference shares into ordinary shares at a conversion ratio of one preference shares plus a conversion premium of €9.75 per share for one ordinary share. The conversion offer expired on February 3, 2006. On February 10, 2006, the conversion of the preference shares was registered in the commercial register and, immediately thereafter, the Company completed the transformation of its legal form from under German law from a stock corporation (“Aktiengesellschaft” or “AG”) having the name Fresenius Medical Care AG (“FMC-AG”) to a partnership limited by shares (“Kommanditgesellschaft auf Aktien”, or “KGaA”) having the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). For additional information regarding these matters, see Item 4.A., “Information on the Company — History and Development of the Company.”
Item 9.     The Offer and Listing Details

A.4. and C.	Information regarding the trading markets for price history of our stock
Trading Markets
      The principal trading market for the ordinary shares and the preference shares is the Frankfurt Stock Exchange. All ordinary shares and preference shares have been issued in bearer form. Accordingly, we have no way of determining who our holders of ordinary and preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see “Item 10.B. Memorandum and articles of association — Description of American Depositary Receipts.” However, under the German Securities trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in “Item 7.A. Major Shareholders”. Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares. The ordinary shares have been listed on the Frankfurt Stock Exchange since October 2, 1996. The preference shares have been listed on the Frankfurt Stock Exchange since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.
      Our shares are listed on the Official Market (Amtlicher Markt) of the Frankfurt Stock Exchange and on the sub-segment Prime Standard of the Official Market. The Prime Standard is a sub-segment of the Official Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IAS or US-GAAP); publication of a company calendar; convening of at least one analyst conference per year; publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX, the index of 30 major German stocks.
      Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each representing one-third of a Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS-p. Upon completion of the transformation and the conversion, 191,673 preference ADSs remained outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, we expect that the trading market for the preference ADSs will by highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference ADSs falls below 100,000, that preference ADSs are likely to be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is JPMorgan Chase Bank, N.A. (the “Depositary”).
Trading on the Frankfurt Stock Exchange
      Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the eight German stock exchanges. As of December 31, 2005, the most recent figures available, the shares of 6,803 companies traded on the official market, regulated market and the regulated unofficial market of the Frankfurt Stock Exchange.
      Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time (“CET”). In floor trading, specialists are responsible for price determination and quotation for the shares supported by them. The order book in which all buy and sell orders are compiled serves as their basis. Thereby, only one Specialist is in charge of each security. In Frankfurt, for Prime and General Standard Instruments, ten investment firms serve as Specialist, also spending liquidity. Since early 2005 a performance measurement for price determination on the floor was launched. It includes minimum requirements and therefore ensures

•	permanent quotation during trading hours

•	best price execution (in terms of spread and speed)

•	full execution.
      Our shares are traded on Xetra (Exchange Electronic Trading) in addition to being traded on the Frankfurt floor. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. CET. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange may trade on the system. Private investors can trade on Xetra through their banks and brokers.

      Deutsche Börse AG publishes information for all traded securities on the Internet, webpage http://www.deutsch-boerse.com.
      Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) settle on the second business day following the trade. Transactions off the Frankfurt Stock Exchange (such as, for example, large trades or transactions in which one of the parties is foreign) generally also settle on the second business day following the trade, although a different period may be agreed to by the parties. Under standard terms and conditions for securities transactions employed by German banks, customers’ orders for listed securities must be executed on a stock exchange unless the customer gives specific instructions to the contrary.
      The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.
      The Hessian Stock Exchange Supervisory Authority and the Trading Monitoring Unit of the Frankfurt Stock Exchange, which is under the control of the Stock Exchange Supervisory Authority, both monitor trading on the Frankfurt Stock Exchange.
      The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) and other laws.
      The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro.

		Price per
		ordinary share (€)

		High	Low

2006	February	94.75	87.03
	January	90.97	85.80
2005	December	89.45	80.81
	November	80.61	74.80
	October	80.13	74.25
	September	76.41	73.75
2005	Fourth Quarter	89.45	74.25
	Third Quarter	76.41	69.54
	Second Quarter	70.67	60.53
	First Quarter	68.23	57.37
2004	Fourth Quarter	63.63	55.72
	Third Quarter	62.60	58.55
	Second Quarter	63.33	53.55
	First Quarter	57.42	49.46
2005	Annual	89.45	57.37
2004	Annual	63.63	49.46
2003	Annual	57.00	38.00
2002	Annual	73.00	19.98
2001	Annual	92.90	66.77
      The average daily trading volume of the Ordinary shares traded on the Frankfurt Stock Exchange during 2005 was 335,056 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2006, the closing sales price per Ordinary share on the Frankfurt Stock Exchange was €90.20, equivalent to $107.56. per Ordinary share.

      The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange. As all shares on German stock exchanges trade in euro since January 4, 1999 (see the discussion under “Item 11. Quantitative and Qualitative Disclosures about Market Risk” with respect to the rates of exchange between euro and deutsche mark).

		Price per
		preference share (€)

		High	Low

2006	February	90.76	76.18
	January	81.09	75.86
2005	December	79.31	69.97
	November	69.80	63.84
	October	69.50	63.50
	September	65.70	63.04
2005	Fourth Quarter	79.31	63.50
	Third Quarter	65.70	56.39
	Second Quarter	57.60	43.90
	First Quarter	48.95	41.60
2004	Fourth Quarter	44.92	39.35
	Third Quarter	44.81	41.98
	Second Quarter	45.45	36.64
	First Quarter	40.95	33.73
2003	Fourth Quarter	41.00	35.01
	Third Quarter	40.50	30.09
	Second Quarter	36.00	28.50
	First Quarter	35.60	27.36
2005	Annual	48.95	41.60
2004	Annual	45.45	33.73
2003	Annual	41.00	28.50
2002	Annual	53.90	15.17
2001	Annual	65.25	46.01
      The average daily trading volume of the Preference shares traded on the Frankfurt Stock Exchange during 2005 was 96,038 shares. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 28, 2006, the closing sales price per Preference share on the Frankfurt Stock Exchange was €84.23, equivalent to $100.44 per Preference share.

Trading on the New York Stock Exchange
      The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE:

		Price per
		ordinary ADS ($)

		High	Low

2006	February	37.26	35.11
	January	36.79	34.89
2005	December	35.22	31.69
	November	31.65	30.28
	October	32.34	29.71
	September	31.49	30.30
2005	Fourth Quarter	35.22	29.71
	Third Quarter	31.49	27.90
	Second Quarter	28.45	26.05
	First Quarter	29.94	25.09
2004	Fourth Quarter	27.23	24.74
	Third Quarter	25.75	24.13
	Second Quarter	25.79	21.82
	First Quarter	24.59	20.41
2005	Annual	35.22	25.09
2004	Annual	27.23	20.41
2003	Annual	23.54	13.20
2002	Annual	21.60	6.70
2001	Annual	28.30	19.80
      On February 28, 2006, the closing sales price per Ordinary ADS on the NYSE was $35.77.

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference ADSs on the NYSE:

		Price per
		preference ADS ($)

		High	Low

2005	February	34.25	31.00
	January	32.25	31.30
2005	December	31.20	28.50
	November	27.50	25.88
	October	27.80	25.30
	September	26.75	25.90
2005	Fourth Quarter	31.20	25.30
	Third Quarter	26.75	22.90
	Second Quarter	22.80	19.50
	First Quarter	21.40	18.16
2004	Fourth Quarter	19.15	17.50
	Third Quarter	18.24	17.09
	Second Quarter	18.40	14.91
	First Quarter	17.10	13.86
2005	Annual	31.20	18.16
2004	Annual	19.15	13.86
2003	Annual	16.68	9.85
2002	Annual	15.70	4.90
2001	Annual	19.64	14.00
      On February 22, 2006, the last day in February on which the Preference ADS traded on the NYSE, the closing sales price per Preference ADS was $34.25.

Item 10.	Additional information

B.	Articles of Association
      FMC-AG & Co. KGaA is a partnership limited by shares (Kommanditgesellschaft auf Aktien) organized under the laws of Germany. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.
Corporate Purposes
      Under our articles of association, our business purposes are:

•	the development, production and distribution of as well as the trading in health care products, systems and procedures, including dialysis;

•	the projecting, planning, establishment, acquisition and operation of health care businesses, including, dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;

•	the development, production and distribution of other pharmaceutical products and the provision of services in this field;

•	the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation;

•	the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

      We conduct our business directly and through subsidiaries within and outside Germany.
General Information Regarding Our Share Capital
      As of February 10, 2006, our share capital consists of €250,271,178.24, divided into 96,629,422 ordinary shares without par value (Stückaktien) and 1,132,422 non-voting preference shares without par value (Stückaktien). Our share capital has been fully paid in. The relative rights and privileges of our ordinary shares and our preference shares did not change as a result of the conversion and transformation.
      All shares of FMC-AG & Co. KGaA shares are in bearer form. Our shares are deposited as share certificates in global form (Sammelurkunden) with Clearstream Banking AG, Frankfurt am Main. Shareholders are not entitled to have their shareholdings issued in certificated form. All shares of FMC-AG & Co. KGaA are freely transferable, subject to any applicable restrictions imposed by the United States Securities Act of 1933, as amended, or other applicable laws.
General provisions on Increasing the Capital of Stock Corporations and Partnerships Limited by Shares
      Under the German Stock Corporation Act, the capital of a stock corporation or of a partnership limited by shares may be increased by a resolution of the general meeting, passed with a majority of three quarters of the capital represented at the vote, unless the Articles of Association of the stock corporation or the partnership limited by shares provide for a different majority.
      In addition, the general meeting of a stock corporation or a partnership limited by shares may create authorized capital (also called approved capital). The resolution creating authorized capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the management board to issue shares up to a stated amount for a period of up to five years. The nominal value of the authorized capital may not exceed half of the capital at the time of the authorization.
      In addition, the general meeting of a stock corporation or of a partnership limited by shares may create conditional capital for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares as consideration in the case of a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the conditional capital may not exceed half or, in the case of conditional capital created for the purpose of issuing shares to management and employees 10%, of the company’s capital at the time of the resolution.
      In a partnership limited by shares all resolutions increasing the capital of the partnership limited by shares also require the consent of the general partner for their effectiveness.
Voting Rights
      Each ordinary share entitles the holder thereof to one vote at general meetings of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at an ordinary general or an extraordinary general meeting of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our articles of association (such as the provisions in the FMC-AG & Co. KGaA articles of association relating to the election of our supervisory board). By statute, Fresenius AG as shareholder of the general partner is not entitled to vote its ordinary shares in the election or removal of members of the supervisory board, the ratification of the acts of the general partners and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of the management of the Company, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius AG’s voting rights may not be exercised by any other person.
      Our preference shares do not have any voting rights, except as described in this paragraph. If we do not pay the minimum annual dividend payable on the preference shares for any year in the following year, and we do not pay both the dividend arrearage and the dividend payable on the preference shares for such following year in full in the next following year, then the preference shares shall have the same voting rights as the ordinary shares (one vote for each share held or for each three ADSs held) until all preference share dividend arrearages are fully paid up. In addition, holders of preference shares are entitled to vote on most matters affecting their preferential rights, such as changes in the rate of the preferential dividend. Any such vote requires the affirmative vote of 75% of the votes cast in a meeting of holders of preference shares.
Dividend Rights
      The general partner and our supervisory board will propose any dividends for approval at the annual general meeting of shareholders. Usually, shareholders vote on a recommendation made by management (i.e., the general partner) and the supervisory board as to the amount of dividends to be paid. Any dividends are paid once a year, generally, immediately following our annual general meeting.
      Under German law, dividends may only be paid from our balance sheet profits as determined by our unconsolidated annual financial statements (Bilanzgewinn) as approved by our annual general meeting of shareholders and the general partner. Unlike our consolidated annual financial statements, which are prepared on the basis of accounting principles generally accepted in the United States of America (U.S. GAAP), the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our ordinary shares and our preference shares that are entitled to dividend payments are held in a clearing system, the dividends will be paid in accordance with the rules of the individual clearing system. We will publish notice of the dividends paid and the appointment of the paying agent or agents for this purpose in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger). If dividends are declared, preference shareholders will receive €0.06 per share more than the dividend payable on our ordinary shares, but not less than €0.12 per share. Under German law, we must pay the annual dividend for our preference shares prior to paying any dividends on the ordinary shares. If the profit shown on the balance sheet in one or more fiscal years is not adequate to permit distribution of a dividend of €0.12 per preference share, the shortfall without interest must be made good out of the profit on the balance sheet in the following fiscal year or years after distribution of the minimum dividend on the preference shares for that year or years and prior to the distribution of a dividend on the ordinary shares. The right to this payment is an integral part of the profit share of the fiscal year from which the shortfall in the preference share dividend is made good. The preferential dividend rights of our preference shares will not change as a result of the transformation of legal form.
      In the case of holders of ADRs, the depositary will receive all dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend. See “Description of American Depositary Receipts — Share Dividends and Other Distributions.”
Liquidation Rights
      Our company may be dissolved by a resolution of our general shareholders’ meeting passed with a majority of three quarters of our share capital represented at such general meeting and the approval of the general partner. In accordance with the German Stock Corporation Act (Aktiengesetz), in such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder. Our preference shares are not entitled to a preference in liquidation. Liquidation rights did not change as a result of the transformation of legal form.
Pre-emption Rights
      Under the German Stock Corporation Act (Aktiengesetz), each shareholder in a stock corporation or partnership limited by shares has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of the company. Such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period. Our general shareholders’ meeting may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at the general meeting at which the resolution to exclude the pre-emption rights is passed. In addition, an exclusion of pre-emption rights requires a report by the general partner justifying the exclusion by explaining why the interest of FMC-AG & Co. KGaA in excluding the pre-emption rights outweighs our shareholders’ interests in receiving such rights. However, such justification is not required for any issue of new shares if:

•	we increase our share capital against contributions in cash;

•	the amount of the capital increase does not exceed 10% of our existing share capital; and

•	the issue price of the new shares is not significantly lower than the price for the shares quoted on a stock exchange.
Exclusion of Minority Shareholders
      Under the provisions of Sections 327a et seq. of the German Stock Corporation Act concerning squeeze-outs, a shareholder who owns 95% of the issued share capital (a “principal shareholder”) may request that the annual shareholders’ meeting of a stock corporation or a partnership limited by shares resolve to transfer the shares of the other minority shareholders to the principal shareholder in return for adequate cash compensation. In a partnership limited by shares, the consent of the general partner(s) is not necessary for the effectiveness of the resolution. The amount of cash compensation to be paid to the minority shareholders must take account of the issuer’s financial condition at the time the resolution is passed. The full value of the issuer, which is normally calculated using the capitalization of earnings method (Ertragswertmethode), is decisive for determining the compensation amount.
      In addition to the provisions for squeeze-outs of minority shareholders, Sections 319 et seq. of the German Stock Corporation Act provides for the integration of stock corporations. In contrast to the squeeze-out of minority shareholders, integration is only possible when the future principal company is a stock corporation with a stated domicile in Germany. A partnership limited by shares can not be integrated into another company.
General Meeting
      Our annual general meeting must be held within the first eight months of each fiscal year at the location of FMC-AG & Co. KGaA’s registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. To attend the general meeting and exercise voting rights after the registration of the transformation, shareholders must register for the general meeting and prove ownership of shares. The relevant reporting date is the beginning of the 21st day prior to the general meeting.
Amendments to the Articles of Association
      An amendment to our articles of association requires both a voting majority of 75% of the shares entitled to vote represented at the general meeting and the approval of the general partner.
Description of American Depositary Receipts
General
      JPMorgan Chase Bank, N.A., a national banking association organized under the laws of the United States, is the depositary for our ordinary shares and preference shares. Each American Depositary Share (ADS) represents an ownership interest in one-third of one ordinary share or one-third of one preference share. We deposit the underlying shares with a custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the ADS holders of the applicable class. Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs are evidenced by securities called American depositary receipts or ADRs. An ADR may be issued in either book-entry or certificated form by the depositary but, under our deposit agreements with JPMorgan Chase Bank N.A., will be issued only in book-entry form unless a holder specifically requests certificated ADRs. If an

ADR is issued in book-entry form, owners will receive periodic statements from the depositary showing their ownership interest in ADSs.
      The depositary’s office is located at 4 New York Plaza, New York, NY 10004, U.S.A.
      An investor may hold ADSs either directly or indirectly through a broker or other financial institution. Investors who hold ADSs directly, by having an ADS registered in their names on the books of the depositary, are ADR holders. This description assumes an investor holds ADSs directly. Investors who hold ADSs through their brokers or financial institution nominees must rely on the procedures of their brokers or financial institutions to assert the rights of an ADR holder described in this section. Investors should consult with their brokers or financial institutions to find out what those procedures are.
      Because the depositary’s nominee will actually be the registered owner of the shares, investors must rely on it to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.
      The deposit agreements establishing the ADR facilities for the ordinary shares and preference shares of Fresenius Medical Care FMC-AG provide that, upon the transformation, the ordinary shares and preference shares of FMC-AG & Co. KGaA into which our ordinary shares and preference shares held by the depositary were transformed continue to be treated as “deposited securities” under the respective deposit agreements. As a result, after the transformation of legal form, ADSs representing the right to receive ordinary shares and preference shares of FMC-AG now represent ADSs representing the right to ordinary and preference shares of FMC-AG & Co. KGaA, and ADRs evidencing ADSs of FMC-AG now evidence FMC-AG & Co. KGaA ADSs.
      Upon completion of the transformation and the conversion, 1,132,757 preference ADSs remained outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, we expect that the trading market for the preference ADSs will by highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference ADSs falls below 100,000, that preference ADSs are likely to be delisted.
      The following is a summary of the material terms of the deposit agreements. Because it is a summary, it does not contain all the information that may be important to investors. Except as specifically noted, the description covers both ordinary ADSs and preference ADSs. For more complete information, investors should read the entire applicable deposit agreements and the form of ADR of the relevant class which contains the terms of the ADS. Investors may obtain a copy of the deposit agreements at the SEC’s Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549.
Share Dividends and Other Distributions
      We may make different types of distributions with respect to our ordinary shares and our preference shares. The depositary has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on the shares or other deposited securities, after deducting its expenses. Investors will receive these distributions in proportion to the number of underlying shares of the applicable class their ADSs represent.
      Except as stated below, to the extent the depositary is legally permitted it will deliver distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary shall convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes or other governmental charges required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other expenses and adjustments. In addition, before making a distribution the depositary will deduct any taxes withheld. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

•	Shares. If we make a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing the distributed shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders otherwise entitled to receive fractional ADSs.

•	Rights to receive additional shares. In the case of a distribution of pre-emption rights to subscribe for ordinary shares or preference shares, or other subscription rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish the required evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

•	sell the rights if practicable and distribute the net proceeds as cash, or

•	allow the rights to lapse, in which case ADR holders will receive nothing.
      We have no obligation to file a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) in order to make any rights available to ADR holders.

•	Other Distributions. If we make a distribution of securities or property other than those described above, the depositary may either:

•	distribute the securities or property in any manner it deems fair and equitable;

•	after consultation with us if practicable, sell the securities or property and distribute any net proceeds in the same way it distributes cash; or

•	hold the distributed property in which case the ADSs will also represent the distributed property.
      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and handled in accordance with the depositary’s then current practices).
      The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain the items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.
      There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of these transactions can be completed within a specified time period.
Deposit, Withdrawal and Cancellation
      The depositary will issue ADSs if an investor or his broker deposits ordinary shares or preference shares or evidence of rights to receive ordinary shares or preference shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
      The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreements. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as “deposited securities.”
      Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs of the applicable class in the name of the person entitled to them. The ADR or ADRs will evidence the number of ADSs to which the person making the deposit is entitled.
      All ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s book-entry direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued. Certificated ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office. If ADRs are in book-entry form, a statement setting forth the holder’s ownership interest will be mailed to holders by the depositary.
      When an investor surrenders ADSs at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the whole number of ordinary shares or preference shares represented by the ADSs turned in to the account the investor directs within Clearstream Banking AG, the central German clearing firm.
      The depositary may restrict the withdrawal of deposited securities only in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary, or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends,

•	the payment of fees, taxes and similar charges, or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.
      This right of withdrawal may not be limited by any other provision of the applicable deposit agreement.
Voting Rights
      Only the depositary’s nominee is able to exercise voting rights with respect to deposited shares. Upon receipt of a request from the depositary for voting instructions, a holder of ADSs may instruct the depositary how to exercise the voting rights for the shares which underlie the holder’s ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any general shareholders’ meeting or solicitation of consents or proxies. The notice from the depositary will (a) contain such information as is contained in such notice and any solicitation materials, (b) state that each holder on the record date set by the depositary for notice and voting will be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the whole number of deposited shares underlying such holder’s ADRs and (c) specify how and the date by which such instructions may be given. For instructions to be valid, the depositary must receive them on or before the date specified in the depositary’s request for instructions. The depositary’s notice will also include an express indication that, if no specific voting instruction is received prior to the date set by the depositary for receipt of such instructions, then the holders shall in each case be deemed to have instructed the depositary to give a proxy to Bayerische Hypo- und Vereinsbank AG (the “Proxy Bank”), which will act as a proxy bank in accordance with Sections 128 and 135 of the German Stock Corporation Act (Aktiengesetz), to vote in accordance with its recommendation with regard to voting of the deposited shares pursuant to Section 128(2) of the German Stock Corporation Act (the “Recommendation”) as to any matter concerning which our notice to the depositary indicates that a vote is to be taken by holders of shares. The notice will also contain the Proxy Bank’s Recommendation. However, no such deemed instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the depositary or (in the case of (y) or (z) below) the depositary reasonably believes that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) the matter materially affects the rights of holders of shares. In addition, if the Proxy Bank fails or declines to supply the Recommendation to the depositary at least thirty (30) calendar days prior to any meeting of holders of deposited shares with respect to which we have notified the depositary, the depositary’s notice shall not contain the Recommendation or the indication concerning the proxy to be given to the Proxy Bank and, if no specific voting instructions are received by the depositary from a holder with respect to the deposited shares, the depositary will not cast any vote at such meeting with respect to such deposited shares.
      The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as instructed. The depositary will only vote or attempt to vote as holders instruct or are deemed to instruct, as described in the preceding paragraph. The depositary will not itself exercise any voting discretion. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

      Our preference shares are non-voting, except in a limited number of circumstances. In those circumstances in which preference shares are entitled to vote, the procedures and limitations described above will apply in connection with the depositary’s request for voting instructions from holders of ADSs resenting preference shares.
      There is no guarantee that holders will receive voting materials in time to instruct the depositary to vote and it is possible that holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Fees and Expenses
      ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
      The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per year for services performed, by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
Payment of Taxes
      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.
      By holding an ADR or an interest therein, holders will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and Affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
Description of The Pooling Arrangements
      Prior to the transformation of legal form, FMC-AG, Fresenius AG and the independent directors (as defined in the pooling agreements referred to below) of FMC-AG were parties to two pooling agreements for the benefit of the holders of our ordinary shares and the holders of our preference shares (other than Fresenius AG and its affiliates). Upon consummation of the conversion and the transformation, we entered into pooling arrangements that we believe provide similar benefits for the holders of the ordinary shares and preference shares of FMC-AG & Co. KGaA. The following is a summary of the material provisions of the pooling arrangements which we have entered into with Fresenius AG and our independent directors.
General
      The pooling arrangements have been entered into for the benefit of all persons who, from time to time, beneficially own our ordinary shares, including owners of ADSs evidencing our ordinary shares, other than Fresenius AG and its affiliates or their agents and representatives, and persons from time to time beneficially owning our preference shares, including (if the preference ADSs are eligible for listing on the New York Stock Exchange), ADSs evidencing our preference shares, other than Fresenius AG and its affiliates or their agents and representatives. Beneficial ownership is determined in accordance with the beneficial ownership rules of the SEC.
Independent Directors
      Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius AG, or any affiliate of either, other than as a member of the supervisory board of FMC-AG & Co. KGaA or as a member of the supervisory board of Management AG. If an independent director resigns, is removed, or is otherwise unable or unwilling to serve in that capacity, a new person will be appointed to serve as an independent director in accordance with the provisions of our articles of association, the articles of association of the general partner, and the pooling arrangements, if as a result of the resignation or removal the number of independent directors falls below the required minimum.

Extraordinary Transactions
      Under the pooling arrangements, we and our affiliates on the one hand, and Management AG and Fresenius AG and their affiliates on the other hand, must comply with all provisions of German law regarding: any merger, consolidation, sale of all or substantially all assets, recapitalization, other business combination, liquidation or other similar action not in the ordinary course of our business, any issuance of shares of our voting capital stock representing more than 10% of our total voting capital stock outstanding on a fully diluted basis, and any amendment to our articles of association which adversely affects any holder of ordinary shares or preference shares, as applicable.
Interested Transactions
      We and Management AG and Fresenius AG have agreed that while the pooling arrangements are in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius AG or any of its affiliates, on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any year in excess of €5 million for each individual transaction or contract, or a related series of transactions or contracts. However, approval is not required if the transaction or contract, or series of related transactions or contracts, has been described in a business plan or budget that a majority of independent directors has previously approved. In any year in which the aggregate amount of transactions that require approval, or that would have required approval in that year but for the fact that such payment or other consideration did not exceed €5 million, has exceeded €25 million, a majority of the independent directors must approve all further interested transactions involving more than €2.5 million. However, approval is not required if the transaction or contract, or series of related transactions or contracts, has been described in a business plan or budget that a majority of independent directors has previously approved.
Listing of American Depositary Shares; SEC Filings
      During the term of the pooling agreement, Fresenius AG has agreed to use its best efforts to exercise its rights as the direct or indirect holder of the general partner interest in Fresenius Medical Care KGaA to cause us to, and we have agreed to:

•	maintain the effectiveness of (i) the deposit agreement for the ordinary shares, or a similar agreement, and to assure that the ADSs evidencing the ordinary shares are listed on either the New York Stock Exchange or the Nasdaq Stock Market and (ii), while the preference ADSs are eligible for listing on the New York Exchange or the Nasdaq Stock Market, the deposit agreement for the preference shares, or a similar agreement, and to assure that, if eligible for such listing, the ADSs evidencing the preference shares are listed on either the New York Stock Exchange or the Nasdaq Stock Market;

•	file all reports, required by the New York Stock Exchange or the Nasdaq Stock Market, as applicable, the Securities Act, the Securities Exchange Act of 1934, as amended, and all other applicable laws;

•	prepare all financial statements required for any filing in accordance with generally accepted accounting principles of the U.S. (“U.S. GAAP”);

•	on an annual basis, prepare audited consolidated financial statements including, without limitation, a balance sheet, a statement of income and retained earnings, and a statement of changes in financial position, and all appropriate notes, all in accordance U.S. GAAP, and, on a quarterly basis, prepare and furnish consolidated financial statements prepared in accordance with U.S. GAAP;

•	furnish materials with the SEC with respect to annual and special shareholder meetings under cover of Form 6-K and make the materials available to the depositary for distribution to holders of ordinary share ADSs and, if we maintain a preference share ADS facility, to holders of preference share ADSs at any time that holders of preference shares are entitled to voting rights; and

•	make available to the depositary for distribution to holders of ADSs representing our ordinary shares and, if we maintain a preference share ADS facility, ADSs representing our preference shares on an annual basis, a copy of any report prepared by the supervisory board or the supervisory board of the general partner and provided to our shareholders generally pursuant to Section 314(2) of the German Stock Corporation Act, or any successor provision. These reports concern the results of the supervisory board’s examination of the managing board’s report on our relation with affiliated enterprises.

Term
      The pooling arrangements will terminate if:

•	Fresenius AG or its affiliates acquire all our voting capital stock;

•	Fresenius AG’s beneficial ownership of our outstanding share capital is reduced to less than 25%;

•	Fresenius AG or an affiliate of Fresenius AG ceases to own the general partner interest in FMC-AG & Co. KGaA; or

•	we no longer meet the minimum threshold for obligatory registration of the ordinary shares or ADSs representing our ordinary shares and the preference shares or ADSs representing our preference shares, as applicable, under Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, and Rule 12g-1 thereunder.
Amendment
      Fresenius AG and a majority of the independent directors may amend the pooling arrangements, provided, that beneficial owners of 75% of the ordinary shares held by shareholders other than Fresenius AG and its affiliates at a general meeting of shareholders and 75% of the preference shares at a general meeting of preference shareholders, as applicable, approve such amendment.
Enforcement; Governing Law
      The pooling arrangements are governed by New York law and may be enforced in the state and federal courts of New York. The Company and Fresenius AG have confirmed their intention to abide by the terms of the pooling arrangements as described above.
Directors and Officers Insurance
      Subject to any mandatory restrictions imposed by German law, FMC-AG has obtained and FMC-AG & Co. KGaA will continue to maintain directors and officers insurance in respect of all liabilities arising from or relating to the service of the members of the supervisory board and our officers. We believe that our acquisition of that insurance is in accordance with customary and usual policies followed by public corporations in the U.S.
C.  Material contracts
      For information regarding certain of our material contracts, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions.” For a description of our stock option plans, see “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Options to Purchase our Securities.” For a description of our 2003 Senior Credit Agreement, see “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our material agreements also include the agreements that FMCH and certain of its subsidiaries entered into with the U.S. government when we settled a U.S. government investigation. Our Report on Form 6-K filed with the SEC on January 27, 2000 contains a description of the agreements comprising the settlement, including the plea agreements and a corporate integrity agreement in Part II, Item 5 — “Other Events — OIG Investigation,” which is incorporated herein by reference.
      Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. A description which appears in Item 8.A.7 — “Financial Information Legal Proceedings” and the merger agreement among us, FMCH and RCG. For a description of the RCG acquisition, see Item 5.B., “Operating and Financial Review and Prospects — Liquidity and Financial Resource — Outlook.”

D.  Exchange controls
Exchange Controls and Other Limitations Affecting Security Holders.
      At the present time, Germany does not restrict the export or import of capital, except for investments in areas like Iraq, Serbia, Montenegro or Sierra Leone. However, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500. In addition, residents must report any claims against, or any liabilities payable to, non-residents individuals or corporations, if such claims or liabilities, in the aggregate €5 million at the end of any month.
      There are no limitations imposed by German law or our articles of association (Satzung) on the right of a non-resident to hold the Preference shares or Ordinary shares or the ADSs evidencing Preference shares or Ordinary shares.
E.  Taxation
U.S. and German Tax Consequences of Holding ADSs
      The discussion below is not a complete analysis of all of the potential U.S. federal and German tax consequences of holding ADSs of FMC-AG & Co. KGaA. In addition, the U.S. federal and German tax consequences to particular U.S. holders, such as insurance companies, tax-exempt entities, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, financial institutions and dealers in securities, and to non-U.S. holders may be different from that discussed herein. Investors should consult their own tax advisors with respect to the particular United States federal and German tax consequences applicable to holding ADSs of FMC-AG & Co.KGaA.
Tax Treatment of Dividends
      Currently, German corporations are required to withhold tax on dividends paid to resident and non-resident shareholders. The required withholding rate applicable is 20% plus a solidarity surcharge of 5.5% thereon, equal to 1.1% of the gross dividend (i.e., 5.5% of the 20% tax). Accordingly, a total German withholding tax of 21.1% of the gross dividend is required. A partial refund of this withholding tax can be obtained by U.S. holders under the U.S.-German Tax Treaty. For U.S. federal income tax purposes, U.S. holders are taxable on dividends paid by German corporations subject to a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against U.S. federal income tax depend on whether the U.S. holder is a corporation owning at least 10% of the voting stock of the German corporation.
      In the case of any U.S. holder, other than a U.S. corporation owning our ADSs representing at least 10% of our outstanding voting stock, the German withholding tax is partially refunded under the U.S.-German Tax Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. Thus, for each $100 of gross dividend that we pay to a U.S. holder, other than a U.S. corporation owning our ADSs representing at least 10% of our outstanding voting stock, the dividend after partial refund of $6.10 of the $21.10 withholding tax under the U.S.-German Tax Treaty will be subject to a German withholding tax of $15. For U.S. foreign tax credit purposes, the U.S. holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the foreign tax credit or the deduction for taxes paid.
      Subject to certain exceptions, dividends received by a non-corporate U.S. holder will be subject to a maximum U.S. federal income tax rate of 15%. The lower rate applies to dividends only if the ADSs in respect of which such dividend is paid have been held by you for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividend rate in light of their own particular circumstances.
      In the case of a corporate U.S. holder owning our ADSs representing at least 10% of our outstanding voting stock, the 21.1% German withholding tax is reduced under the U.S.-German Tax Treaty to 5% of the gross amount of the dividend. Such a corporate U.S. holder may, therefore, apply for a refund of German withholding tax in the amount of 16.1% of the gross amount of the dividends. A corporate U.S. holder will generally not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.
      Subject to certain complex limitations, a U.S. holder is generally entitled to a foreign tax credit equal to the portion of the withholding tax that cannot be refunded under the U.S.-German Tax Treaty.
      Dividends paid in Euros to a U.S. holder of ADSs will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends, including the deemed refund of German corporate tax, are included in income by such a U.S. holder. If dividends paid in Euros are converted into dollars on the date included in income, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.
      Under the U.S.-German Tax Treaty the refund of German tax, including the withholding tax, Treaty payment and solidarity surcharge, will not be granted when the ADSs are part of the business property of a U.S. holder’s permanent establishment located in Germany or are part of the assets of an individual U.S. holder’s fixed base located in Germany and used for the performance of independent personal services. But then withholding tax and solidarity surcharge may be credited against German income tax liability.
Refund Procedures
      To claim a refund under the U.S.-German Tax Treaty, the U.S. holder must submit a claim for refund to the German tax authorities, with the original bank voucher, or certified copy thereof issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn-Beuel, Germany. The claim refund forms may be obtained from the German tax authorities at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundesamt für Finanzen (www.bff-online.de).
      U.S. holders must also submit to the German tax authorities certification of their last filed U.S. federal income tax return. Certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service Center, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the U.S. holder’s name, address, phone number, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification back to the U.S. holder for filing with the German tax authorities.
      U.S. holders of ADSs who receive a refund attributable to reduced withholding taxes under the U.S.-German Tax Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund received by the U.S. holders differs from the dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received by the depositary or the U.S. holder, as the case may be.
      Taxation of Capital Gains
      Under the U.S.-German Tax Treaty, a U.S. holder who is not a resident of Germany for German tax purposes will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs unless the ADSs are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.
      Upon a sale or other disposition of the ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the ADSs. Such gain or loss will generally be capital gain or loss if the ADSs are held by the U.S. holder as a capital asset, and will be long-term capital gain or loss if the U.S. holder’s holding period for the ADSs exceeds one year. Individual U.S. holders are generally taxed at a maximum 15% rate on net long-term capital gains.
Gift and Inheritance Taxes
      The U.S.-Germany estate, inheritance and gift tax treaty provides that an individual whose domicile is determined to be in the U.S. for purposes of such treaty will not be subject to German inheritance and gift tax, the equivalent of the U.S. federal estate and gift tax, on the individual’s death or making of a gift unless the ADSs are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual’s domicile in the U.S., however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.
      Such treaty also provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where ADSs are subject to German inheritance or gift tax and U.S. federal estate or gift tax.
Other German Taxes
      There are no German transfer, stamp or other similar taxes that would apply to U.S. holders who purchase or sell ADSs.
United States Information Reporting and Backup Withholding
      Dividends and payments of the proceeds on a sale of ADSs, paid within the United States or through U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on Internal Revenue Service Form W-9) that no loss of exemption from backup withholding has occurred.
      Non-U.S. shareholders are not U.S. persons generally subject to information reporting or backup withholding. However, a non-U.S. holder may be required to provide a certification (generally on Internal Revenue Service Form W-8BEN) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary.
H.  Documents on display
      We file periodic reports and information with the Securities and Exchange Commission and the New York Stock Exchange. You may inspect a copy of these reports without charge at the Public Reference Room of the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C. 20549 or at the Securities and Exchange Commission’s regional offices 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission’s World Wide Web address is http://www.sec.gov.
      The New York Stock Exchange currently lists American Depositary Shares representing our Preference shares and American Depositary Shares representing our Ordinary shares. As a result, we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information and the registration statement and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Securities and Exchange Commission and the electronic sources listed in the preceding paragraph. In addition, these materials are available for inspection and copying at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 1005, USA.
      We prepare annual and quarterly reports, which are then distributed to our shareholders. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in these annual reports are prepared in conformity with U.S. generally accepted accounting principles. Our annual and quarterly reports to our shareholders are posted on our website at http://www.fmc-ag.com. In furnishing our web site address in this report, however, we do not intend to incorporate any information on our web site with this report, and any information on our web site should not be considered to be part of this report.
      We will also furnish the depositary with all notices of shareholder meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, shall arrange for the transmittal to the registered holders of American Depositary Receipts of all notices, reports and communications, together with the governing instruments affecting the Preference shares and any amendments thereto, available for inspection by registered holders of American Depositary Receipts at the principal office of the depositary, JPMorgan Chase Bank, N.A., presently located at 4 New York Plaza, New York, New York, 10004, USA.
      Documents referred to in this report which relate to us as well as future annual and interim reports prepared by us may also be inspected at our offices, Else-Kröner-Strasse 1, 61352 Bad Homburg.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Market Risk
      Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	changes in reimbursement rates;

•	intense competition;

•	foreign exchange rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	technological developments in our industry;

•	uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and

•	the availability of financing.
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
Reimbursement Rates
      We obtained approximately 36% of our worldwide revenue for 2005 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

      We also obtain a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors’ reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.
Inflation
      The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.
Management of Foreign Exchange and Interest Rate Risks
      We are primarily exposed to market risk from changes in foreign exchange rates and changes in interest rates. In order to manage the risks from these foreign exchange rate and interest rate fluctuations, we enter into various hedging transactions with highly rated financial institutions as authorized by the Management Board. We do not contract for financial instruments for trading or other speculative purposes.
      We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.
Foreign Exchange Risk
      We conduct our business on a global basis in several major currencies, although our operations are located principally in the United States and Germany. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.
      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. We have significant amounts of sales of products invoiced in euro from our European manufacturing facilities to our other international operations. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, financial derivatives to hedge our currency exposures. Our policy, which has been consistently followed, is that financial derivatives be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.
      In connection with intercompany loans in foreign currency, we normally use foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.
      Our foreign exchange contracts contain credit risk, in that our bank counterparties may be unable to meet the terms of the agreements. We monitor the potential risk of loss with any one party from this type of risk. Our management does not expect any material losses as a result of default by the other parties. The table below provides information about our foreign exchange forward contracts at December 31, 2005. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2005, and the credit risk inherent to those contracts with positive market values as of December 31, 2005. All contracts expire within 24 months after the reporting date.
Foreign Currency Risk Management
December 31, 2005
(in thousands)

	Nominal Amount
				Fair	Credit
	2006	2007	Total	Value	Risk

Purchase of EUR against USD	$580,217	$11,207	$591,424	$(3,056)	$1,978
Sale of EUR against USD	347,213	—	347,213	8,554	8,554
Purchase of EUR against others	232,790	22,098	254,888	(7,072)	481
Sale of EUR against others	31,548	—	31,548	134	143
Others	55,170	16,982	72,152	(1,500)	2,452

Total	$1,246,938	$50,287	$1,297,225	$(2,940)	$13,608

      A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

2001 $ per €	0.9545	0.8384	0.8956	0.8813
2002 $ per €	1.0487	0.8578	0.9454	1.0487
2003 $ per €	1.2630	1.0377	1.1312	1.2630
2004 $ per €	1.3633	1.1802	1.2439	1.3621
2005 $ per €	1.3507	1.1667	1.2442	1.1797
Interest Rate Risk
      We are exposed to changes in interest rates that affect our variable-rate based borrowings and the fair value of parts of our fixed rate borrowings. We enter into debt obligations and into accounts receivable financings to support our general corporate purposes including capital expenditures and working capital needs. Consequently, we enter into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from borrowings and our accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates and (b) hedge the fair value of parts of our fixed interest rate borrowing. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.
      Our subsidiary, National Medical Care, Inc., (“NMC”) has entered into dollar interest rate swaps with various commercial banks for notional amounts totaling $800 million as of December 31, 2005. NMC entered into all of these agreements for purposes other than trading.
      The dollar interest rate swaps effectively fix NMC’s interest rate exposure on the majority of its variable interest rate exposure of its mainly U.S. dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an average interest rate of 5.26%.
      These dollar interest rate swaps expire at various dates between December 2008 and December 2009. At December 31, 2005, the fair value of these agreements is $(9.4) million.
      In conjunction with the Renal Care Group (“RCG”) acquisition and forecasted utilization of the facilities under a new credit agreement that would be consummated at the time of the RCG acquisition closing and its related variable rate based interest payments, we entered into forward starting U.S. dollar denominated interest rate swaps with a notional amount of $2.5 billion. These instruments, designated as cash flow hedges, effectively convert forecasted LIBOR based interest payments into fixed rate based interest payments which fix the interest rate on the $2.5 billion of the forecasted financing under the new credit agreement at 4.32% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.
      Our subsidiary, Fresenius Medical Care Trust Finance has entered into interest rate swaps to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II preferred securities denominated in U.S. dollars into variable interest rate payments. The reported amount of the hedged portion of fixed rate trust preferred securities includes an adjustment representing the change in fair value attributable to the interest rate risk being hedged. These interest rate swaps expire in February 2008 and their fair value at December 31, 2005, is $(18.2) million.
      The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swaps and for our significant fixed-rate long-term debt obligations.
Dollar Interest Rate Exposure
December 31, 2005
(in millions)

								Fair Value
								Dec. 31,
	2006	2007	2008	2009	2010	Thereafter	Totals	2005

Principal payments on Senior Credit Agreement	$100	100	100	100	71		$471	$471
Variable interest rate = 5.32%
Accounts receivable securitization programs	94						94	94
Variable interest rate = 4.30%
Interest rate swaps
Notional amount	250	200	615	450	250	1,500	3,265	40
Average fixed pay rate = 4.55%	4.60%	6.61%	4.69%	4.84%	4.28%	4.17%	4.55%
Receive rate = 3-month $LIBOR
Company obligated mandatorily redeemable preferred securities of subsidiaries Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.875%/issued in 1998			432				432	479
Fixed interest rate = 7.375%/issued in 1998 (denominated in DM)			181				181	192
Fixed interest rate = 7.875%/issued in 2001						223	223	239
Fixed interest rate = 7.375%/issued in 2001 (denominated in euro)						352	352	393
Interest rate swaps
Notional amount			450				450	(18)
Average fixed pay rate = 3.50%			3.50%				3.50%
Pay rate = 6-month $LIBOR
Item 12.     Description of Securities other than Equity Securities
      Not applicable
PART II
Item 13.     Defaults, Dividend Arrearages and Delinquencies
      None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

A.	Former holders of our preference shares who elected to convert their preference shares into ordinary shares pursuant to the conversion offer made to preference share holders now hold ordinary shares of FMC-AG & Co KGaA. Preference shares converted into ordinary shares pursuant to the conversion offer no longer hold their preferential dividend rights. See Item 10.B., “Additional Information —

Articles of Association — Dividend Rights.” In addition, as a result of the Company’s transformation of legal form into a partnership limited by shares, the Company is now managed by a general partner. The supervisory board of the general partner, which appoints the management board of the general partner, is elected solely by Fresenius AG. While our ordinary shareholders vote for election of the supervisory board of FMC-AG & Co. KGaA, the supervisory board of a KGaA has less power than the supervisory board of a stock corporation. This may be deemed to constitute a modification of the rights of our ordinary shareholders. See Item 6.C., “Directors, Senior Management and Employees — Board Practices — The Legal Structure of FMC-AG & Co. KGaA.”

B-E.	Not applicable

Item 15A.     Disclosure Controls and Procedures
      The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

Item 15B.	Management’s annual report on internal control over financial reporting
      Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rules 13a-15(f). The Company’s internal control over financial reporting is a process designed by or under the supervision of the Company’s chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.
      As of December 31, 2005, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2005 is effective.
      The Company’s internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that accurately and fairly reflect transactions and dispositions of assets in reasonable detail; (2) provide reasonable assurances that the Company’s transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.
      Because of its inherent limitation, internal control over financial reporting, no matter how well designed, cannot provide absolute assurance of achieving financial reporting objectives and may not prevent or detect misstatements. Therefore, even if the internal control over financial reporting is determined to be effective it can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      Management’s assessment of the effectiveness of the Company’s internal control over financial reporting, as well as the effectiveness of internal control over financial reporting as of December 31, 2005, have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-3.

Item 15C.	Attestation report of the registered public accounting firm
      The attestation report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with respect to Management’s Report on Internal Control Over Financial Reporting appears at page F-3.

Item 15D.	Changes in Internal Control over Financial Reporting
      There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2005, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
Item 16A.     Audit Committee Financial Expert
      Our general partner’s Supervisory Board has determined that Walter L. Weisman qualifies as an independent audit committee financial expert in accordance with the provisions of Item 16A.
Item 16B.     Code of Ethics
      In 2003, our Management Board adopted through our worldwide compliance program a code of ethics, titled the Code of Business Conduct, which as adopted applied to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. After the transformation of legal form, our Code of Business Conduct applies to the members of the Management Board of our general partner and all Company employees, including senior officers. A copy of our Code of Business Conduct is available on our web site at:
http//www.fmc-ag.com/internet/fmc/fmcag/ agintpub.nsf/Content/ Compliance.
Item 16C.     Principal Accountant Fees and Services
      In the annual meeting held on May 25, 2005, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, to serve as our independent auditors for the 2005 fiscal year. KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	2005	2004

Audit fees	$7,203	$4,435
Audit related fees	485	1,572
Tax fees	649	685

Total	$8,337	$6,692

      “Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. In 2005, fees related to the audit of internal control are included in Audit Fees. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. In 2005, these fees were mainly for SEC filings related to the transformation and conversion transaction. In 2004, these fees mainly related to accounting related internal control testwork. “Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

Audit Committee’s pre-approval policies and procedures
      Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also the description in “Item 6C. Directors, Senior management and Employees — Board Practices.” In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount.
      Our Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog and fee level, approves the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog or exceed applicable fee level require pre-approval by the Audit Committee’s chairman or full Audit Committee on a case-by-case basis. Neither the chairman of our Audit Committee nor full Audit Committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.
      During 2005, the total fees paid to the audit committee were €0.090 million.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
      Not applicable

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers
      We did not purchase any of our equity securities during the fiscal year covered by this report. On January 6, 2006, we commenced a conversion offer to holders of our preference shares, pursuant to which such holders were offered the opportunity to convert their preference shares into ordinary shares at a conversion ratio of one preference shares plus a conversion premium of €9.75 per share for one ordinary share. The conversion offer expired on February 3, 2006. We accepted 26,629,422 preference shares tendered for conversion (including 699,949 preference shares evidenced by 2,099,847 American Depositary Shares) for conversion. On February 10, 2006, the conversion of the preference shares was registered in the commercial register.
PART III

Item 17.	Financial Statements
      Not applicable. See “Item 18. Financial Statements.”

Item 18.	Financial Statements
      The information called for by this item commences on Page F-1.

Item 19.	Exhibits
      Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the “Registrant”) is filing the following exhibits:
      1.1   Articles of Association (Satzung) of the Registrant. (Filed herewith)
      2.1   Form of Deposit Agreement between JPMorgan Chase Bank, N.A. and Fresenius Medical Care AG & Co. KGaA dated as of February 10, 2006 relating to Ordinary Share ADSs (Incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6, Registration No. 333-130519, filed December 20, 2005).

      2.2   Form of Deposit Agreement between JPMorgan Chase Bank, N.A. and Fresenius Medical Care AG & Co. KGaA dated as of February 10, 2006 relating to Preference Share ADSs (Incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6, Registration No. 333-130493, filed December 20, 2005).
      2.3   Pooling Agreement dated February 13, 2006 by and between Fresenius AG, Fresenius Medical Care Management AG and the individuals acting from time to time as Independent Directors. (Filed herewith)
      2.4   [Intentionally omitted]
      2.5   Senior Subordinated Indenture (U.S. Dollar denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.6 to Annual Report on Form 20-F of Fresenius Medical Care AG (“FMC-AG”) for the year ended December 31, 1997, filed March 27, 1998).
      2.6   Senior Subordinated Indenture (DM denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.7 to the FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.7   Declaration of Trust Establishing Fresenius Medical Care Capital Trust II, dated February 12, 1998. (Incorporated by reference to Exhibit 2.1 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.8   Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.2 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.9   First Amendment to Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.3 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.10 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust II, dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.4 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.11 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust III, dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.5 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.12 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust II. (Incorporated by reference to Exhibit 2.8 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.13 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust III. (Incorporated by reference to Exhibit 2.9 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.14 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust II dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.10 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.15 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust III dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.11 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).

      2.16 Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated February 12, 1998 (Incorporated by reference to Exhibit no. 4.41 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.17 First Amendment to Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated June 5, 2001 (Incorporated by reference to Exhibit No. 4.42 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.18 Declaration of Trust of Fresenius Medical Care Capital Trust V, dated June 1, 2001 (Incorporated by reference to Exhibit No. 4.43 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.19 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated as of June 6, 2001 (Incorporated by reference to Exhibit No. 4.44 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.20 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust V, dated as of June 15, 2000 (Incorporated by reference to Exhibit No. 4.45 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.21 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of June 6, 2001, among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit No. 4.46 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.22 Senior Subordinated Indenture (Euro denominated) dated as of June 15, 2001, among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit No. 4.47 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.23 Guarantee Agreement dated as of June 6, 2001 between FMC-AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust IV (Incorporated by reference to Exhibit No. 4.48 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.24 Guarantee Agreement dated as of June 15, 2001 between FMC-AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust V (Incorporated by reference to Exhibit No. 4.49 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.25 Agreement as to Expenses and Liabilities between FMC-AG and Fresenius Medical Care Capital Trust IV dated as of June 6, 2001 (Incorporated by reference to Exhibit No. 4.50 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.26 Agreement as to Expenses and Liabilities between FMC-AG and Fresenius Medical Care Capital Trust V dated as of June 15, 2001 (Incorporated by reference to Exhibit No. 4.51 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).
      2.27 First Supplemental Indenture dated as of December 23, 2004 among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (incorporated by reference to Exhibit No. 2.27 to the Annual Report of FMC-AG for the year ended December 31, 2004 filed March 1, 2005).
      2.28 First Supplemental Indenture dated as of December 23, 2004 among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (incorporated by reference to Exhibit No. 2.28 to the Annual Report of FMC-AG for the year ended December 31, 2004 filed March 1,2005).

      2.29 Receivables Purchase Agreement dated August 28, 1997 between National Medical Care, Inc. and NMC Funding Corporation. (Incorporated by reference to Exhibit 10.3 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 4, 1997).
      2.30 Amendment dated as of September 28, 1998 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller. (Incorporated by reference to Exhibit 10.1 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1998, filed November 12, 1998).
      2.31 Amendment dated as of October 20, 2005 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller (incorporated by reference to Exhibit 10.2 to FMC-AG’s Report on Form 6-K, for the nine months ended September 30, 2005, filed November 3, 2005).
      2.32 Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.29 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 2003).
      2.33 Amendment No. 1 dated as of March 31, 2004 to Third Amended and Restated Transfer and Administration Agreement dated as of October 23, 2003, among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.30 to FMC-AG’s Report on Form 6-K dated May 12, 2004).
      2.34 Amendment No. 2 dated as of October 21, 2004 to the Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.30 to FMC-AG’s Report on Form 6-K dated November 12, 2004).
      2.35 Amendment No. 3 dated as of January 1, 2005 to the Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 10.2 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 2005, filed May 5, 2005).
      2.36 Amendment No. 4 dated as of October 20, 2005 to the Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 10.1 to FMC-AG’s Report on Form 6-K for the nine months ended September 30, 2005 filed November 3, 2005).
      2.37 Amended and Restated Credit Agreement dated as of February 21, 2003 among FMC-AG and Fresenius Medical Care Holdings, Inc., as borrowers and guarantors, the direct and indirect subsidiaries of FMC-AG named therein as additional borrowers and guarantors, Bank of America N.A., as Administrative Agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Dresdner Bank AG New York and Grand Cayman Branches, as Co-Documentation Agents, JPMorgan Chase Bank and The Bank of Nova Scotia, as Co-Syndication Agents and the Lenders party thereto (incorporated by reference to Exhibit No. 4.1 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the three months ended March 31, 2003 filed May 15, 2003).(1)

      2.38 Amendment No. 1 dated as of August 22, 2003 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among FMC-AG and Fresenius Medical Care Holdings, Inc., as borrowers and guarantors, the direct and indirect subsidiaries of FMC-AG named therein as additional borrowers and guarantors, Bank of America N.A., as Administrative Agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Dresdner Bank AG New York and Grand Cayman Branches, as Co-Documentation Agents, JPMorgan Chase Bank and The Bank of Nova Scotia, as Co-Syndication Agents and the Lenders party thereto (incorporated by reference to Exhibit 4.2 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the three month period ended September 30, 2003 filed November 13, 2003).(1)
      2.39 Amendment No. 2 dated as of May 7, 2004 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among FMC-AG, Fresenius Medical Care Holdings, Inc., and the agents and lenders named therein (incorporated by reference to Exhibit 10.1 to FMC-AG’s Report on Form 6-K dated May 12, 2004).
      2.40 Amendment No. 3 dated as of December 10, 2004 to the Amended and Restated Credit Agreement dated as of February 21, 2003 among FMC-AG, Fresenius Medical Care Holdings, Inc., and the agents and lenders named therein (incorporated by reference to Exhibit 2.37 to the Annual Report on Form 20-F of FMC-AG for the year ended December 31, 2004 filed March 1,2005).
      4.1   Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
      4.2   Distribution Agreement by and among W.R. Grace & Co., W.R., Grace & Co. — Conn. and Fresenius AG dated as of February 4, 1996. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
      4.3   Contribution Agreement by and among Fresenius AG, Sterilpharma GmbH and W.R. Grace & Co. — Conn. dated February 4, 1996. (Incorporated by reference to Appendix E to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
      4.4   Post-Closing Covenants Agreement dated September 27, 1996 among Fresenius AG, W.R. Grace & Co., W.R. Grace & Co. — Conn., and FMC-AG. (Incorporated by reference to Exhibit 10.11 to FMC-AG’s Registration Statement on Form F-1, filed on November 4, 1996).
      4.5   Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.3 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.6   Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.4 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.7   Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.5 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.8   Transition Services Agreement dated September 27, 1996 by and between Fresenius AG and Fresenius Medical Care. (Incorporated by reference to Exhibit 10.6 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.9   Forms of Supply Agreements between subsidiaries of Fresenius AG and subsidiaries of FMC-AG. (Incorporated by reference to Exhibit 10.7 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.10 Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.8 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

      4.11 Technology License Agreement (Biofine) dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.9 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.12 Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.10 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.13 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.). (Incorporated by reference to Exhibit 2.8 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).
      4.14 FMC-AG 1996 Stock Incentive Plan, (incorporated by reference to FMC-AG’s Registration Statement on Form S-8, dated October 1, 1996).
      4.15 FMC-AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998. (Incorporated by reference to Exhibit 4.8 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 1998, filed May 14, 1998).
      4.16 FMC-AG Stock Option Plan of June 10, 1998 (for non-North American employees). (Incorporated by reference to Exhibit 1.2 to FMC-AG’s Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).
      4.17 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit No. 10.17 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558
      4.18 Dialysis Organization Agreement, effective January 1, 2006 between Amgen USA Inc. and National Medical Care, Inc. (filed herewith). (1)
      4.19 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH’s Current Report on Form 8-K dated January 21, 2000).
      4.20 Settlement Agreement dated as of February 6, 2003 by and among FMC-AG, Fresenius Medical Care Holdings, National Medical Care, Inc., the Official Committee of Asbestos Personal Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R.Grace & Co. (incorporated by reference to Exhibit No. 10.18 on Form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002 filed March 17, 2002).
      4.21 Subordinated Loan Note dated as of May 18, 1999, among National Medical Care, Inc. and certain of its subsidiaries as borrowers and Fresenius AG as lender (incorporated herein by reference to Exhibit 10.21 on Form 10-Q of Fresenius Medical Care Holdings, Inc. filed November 22, 1999).
      4.22 Amendment dated as of September 29, 2003 to Subordinated Promissory Note dated as of May 18, 1999, among National Medical Care, Inc. and certain of its subsidiaries as borrowers and Fresenius AG as lender (incorporated by reference to Exhibit 10.1 to FMC-AG’s Report on Form 6-K dated September 30, 2004).
      4.23 Second Amendment dated as of December 23, 2004 to Subordinated Promissory Note dated as of May 18, 1999, among National Medical Care, Inc. and certain of its subsidiaries as borrowers and Fresenius AG as lender (incorporated by reference to Exhibit 10.1 to FMC-AG’s Report on Form 6-K dated May 5, 2005).
      4.24 Merger Agreement dated as of May 3, 2005 among FMC-AG, FMCH, Florence Acquisition, Inc. and Renal Care Group, Inc. (incorporated by reference to Exhibit 10.1 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 2005 filed May 5, 2005).
      8.1   List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational Structure.”

      11.1 Code of Business Conduct for FMC-AG, last revised in December 2003(incorporated by reference to Exhibit 11.1 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 2003).
      12.1 Certification of Chief Executive Officer of the general partner of the Registrant Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
      12.2 Certification of Chief Financial Officer of the general partner of the Registrant Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
      13.1 Certification of Chief Executive Officer and Chief Financial Officer of the general partner of the Registrant Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)
      14.1 Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (filed herewith).

(1)	Confidential treatment has been requested as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES
      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
      DATE: March 2, 2005

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag,
its general partner

By:	/s/ Dr. Ben Lipps

Name: Dr. Ben Lipps

Title:	Chief Executive Officer and

Chairman of the Management Board

By:	/s/ Lawrence Rosen

Name: Lawrence Rosen
Title: Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
      Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rules 13a-15(f). The Company’s internal control over financial reporting is a process designed by or under the supervision of the Company’s chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.
      As of December 31, 2005, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2005 is effective.
      The Company’s internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that accurately and fairly reflect transactions and dispositions of assets in reasonable detail; (2) provide reasonable assurances that the Company’s transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.
      Because of its inherent limitation, internal control over financial reporting, no matter how well designed, cannot provide absolute assurance of achieving financial reporting objectives and may not prevent or detect misstatements. Therefore, even if the internal control over financial reporting is determined to be effective it can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      Management’s assessment of the effectiveness of the Company’s internal control over financial reporting, as well as the effectiveness of internal control over financial reporting as of December 31, 2005, have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-3.
Date: February 21, 2006

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
general partner

By: /s/ DR. BEN LIPPS

Name:	Dr. Ben Lipps
Title:	Chief Executive Officer and Chairman of the Management Board

By: /s/ LAWRENCE ROSEN

Name:	Lawrence Rosen
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board
Fresenius Medical Care AG & Co. KGaA:
      We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Fresenius Medical Care AG & Co. KGaA (formerly Fresenius Medical Care AG; “Fresenius Medical Care” or the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
      A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
      Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
      In our opinion, management’s assessment that Fresenius Medical Care maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 22, 2006 expressed an unqualified opinion on those consolidated financial statements.
Frankfurt am Main, Germany
February 22, 2006
/s/ KPMG
Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board
Fresenius Medical Care AG & Co. KGaA:
      We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries (formerly Fresenius Medical Care AG; “Fresenius Medical Care” or the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fresenius Medical Care’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
Frankfurt am Main, Germany
February 22, 2006
/s/ KPMG
Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003
(in thousands, except share data)

	2005	2004	2003

Net revenue:
Dialysis Care	$4,866,833	$4,501,197	$3,978,344
Dialysis Products	1,904,986	1,726,805	1,549,165

	6,771,819	6,228,002	5,527,509
Costs of revenue:
Dialysis Care	3,459,254	3,232,185	2,871,592
Dialysis Products	979,900	909,932	827,014

	4,439,154	4,142,117	3,698,606

Gross profit	2,332,665	2,085,885	1,828,903
Operating expenses:
Selling, general and administrative	1,342,792	1,182,176	1,021,781
Research and development	50,955	51,364	49,687

Operating income	938,918	852,345	757,435
Other (income) expense:
Interest income	(18,187)	(13,418)	(19,089)
Interest expense	191,379	197,164	230,848

Income before income taxes and minority interest	765,726	668,599	545,676
Income tax expense	308,748	265,415	212,714
Minority interest	2,026	1,186	1,782

Net income	$454,952	$401,998	$331,180

Basic earnings per Ordinary share	$4.68	$4.16	$3.42

Fully diluted earnings per Ordinary share	$4.64	$4.14	$3.42

Basic earnings per Preference share	$4.75	$4.23	$3.49

Fully diluted earnings per Preference share	$4.72	$4.21	$3.49

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Balance Sheets
At December 31, 2005 and 2004
(in thousands, except share data)

	2005	2004

Assets
Current assets:
Cash and cash equivalents	$85,077	$58,966
Trade accounts receivable, less allowance for doubtful accounts of $176,568 in 2005 and $179,917 in 2004	1,469,933	1,462,847
Accounts receivable from related parties	33,884	51,760
Inventories	430,893	442,919
Prepaid expenses and other current assets	261,590	244,093
Deferred taxes	179,561	185,385

Total current assets	2,460,938	2,445,970

Property, plant and equipment, net	1,215,758	1,181,927
Intangible assets	585,689	602,048
Goodwill	3,456,877	3,445,152
Deferred taxes	35,649	58,123
Other assets	228,189	228,321

Total assets	$7,983,100	$7,961,541

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$201,317	$192,552
Accounts payable to related parties	107,938	113,444
Accrued expenses and other current liabilities	838,768	741,075
Short-term borrowings	151,113	419,148
Short-term borrowings from related parties	18,757	5,766
Current portion of long-term debt and capital lease obligations	126,269	230,179
Income tax payable	120,138	230,530
Deferred taxes	13,940	5,159

Total current liabilities	1,578,240	1,937,853

Long-term debt and capital lease obligations, less current portion	707,100	545,570
Other liabilities	112,418	156,122
Pension liabilities	108,702	108,125
Deferred taxes	300,665	282,261
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,187,864	1,278,760
Minority interest	14,405	18,034

Total liabilities	4,009,394	4,326,725
Shareholders’ equity:
Preference shares, no par value, €2.56 nominal value, 53,597,700 shares authorized, 27,762,179 issued and outstanding	74,476	69,878
Ordinary shares, no par value, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,837,144	2,746,473
Retained earnings	975,371	657,906
Accumulated other comprehensive loss	(142,779)	(68,935)

Total shareholders’ equity	3,973,706	3,634,816

Total liabilities and shareholders’ equity	$7,983,100	$7,961,541

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003
(in thousands)

	2005	2004	2003

Operating Activities:
Net income	$454,952	$401,998	$331,180
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Settlement of shareholder proceedings	7,335	—	—
Depreciation and amortization	251,452	232,585	216,377
Change in deferred taxes, net	(3,675)	34,281	91,312
Loss (gain) on sale of fixed assets	3,965	735	(50)
Compensation expense related to stock options	1,363	1,751	1,456
Cash inflow from Hedging	—	14,514	131,654
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(63,574)	(7,886)	53,563
Inventories	(9,811)	27,245	(22,993)
Prepaid expenses, other current and non-current assets	(41,036)	70,033	60,155
Accounts receivable from/ payable to related parties	9,596	(22,686)	7,199
Accounts payable, accrued expenses and other current and non-current liabilities	148,735	36,157	(92,316)
Income tax payable	(88,998)	39,116	(23,518)

Net cash provided by operating activities	670,304	827,843	754,019

Investing Activities:
Purchases of property, plant and equipment	(314,769)	(278,732)	(291,260)
Proceeds from sale of property, plant and equipment	17,427	18,358	14,826
Acquisitions and investments, net of cash acquired	(125,153)	(104,493)	(92,190)

Net cash used in investing activities	(422,495)	(364,867)	(368,624)

Financing Activities:
Proceeds from short-term borrowings	44,655	70,484	102,678
Repayments of short-term borrowings	(75,493)	(86,850)	(153,911)
Proceeds from short-term borrowings from related parties	56,381	55,539	94,787
Repayments of short-term borrowings from related parties	(42,632)	(80,000)	(70,787)
Proceeds from long-term debt	426,531	369,369	982,825
Principal payments of long-term debt and capital lease obligations	(331,407)	(840,131)	(968,888)
(Decrease) increase of accounts receivable securitization program	(241,765)	177,767	(287,251)
Proceeds from exercise of stock options	79,944	3,622	1,600
Dividends paid	(137,487)	(122,106)	(107,761)
Redemption of Series D Preferred Stock of subsidiary	—	—	(8,906)
Change in minority interest	1,506	389	(266)

Net cash used in financing activities	(219,767)	(451,917)	(415,880)

Effect of exchange rate changes on cash and cash equivalents	(1,931)	(520)	14,119

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	26,111	10,539	(16,366)
Cash and cash equivalents at beginning of period	58,966	48,427	64,793

Cash and cash equivalents at end of period	$85,077	$58,966	$48,427

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2005, 2004 and 2003
(in thousands, except share data)

							Accumulated Other
							Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares
					Additional	Retained	Foreign		Minimum
	Number of	No Par	Number of	No Par	Paid in	Earnings	Currency	Cash Flow	Pension
	Shares	Value	Shares	Value	Capital	(Deficit)	Translation	Hedges	Liability	Total

Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595	$(346,824)	$(17,182)	$(19,357)	$2,807,179
Proceeds from exercise of options and related tax effects	25,404	76			1,524					1,600
Compensation expense related to stock options					1,456					1,456
Dividends paid						(107,761)				(107,761)
Transaction under common control with Fresenius AG					1,469					1,469
Comprehensive income (loss)
Net income						331,180				331,180
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								22,029		22,029
Foreign currency translation adjustment							200,578			200,578
Minimum pension liability, net of related tax effects									(14,050)	(14,050)

Comprehensive income										539,737

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680
Proceeds from exercise of options and related tax effects	82,107	262			3,360					3,622
Compensation expense related to stock options					1,751					1,751
Dividends paid						(122,106)				(122,106)
Comprehensive income (loss)
Net income						401,998				401,998
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								(29,011)		(29,011)
Foreign currency translation adjustment							144,784			144,784
Minimum pension liability, net of related tax effects									(9,902)	(9,902)

Comprehensive income										507,869

Balance at December 31, 2004	26,296,086	$69,878	70,000,000	$229,494	$2,746,473	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816
Proceeds from exercise of options and related tax effects	1,466,093	4,598			81,973					86,571
Compensation expense related to stock options					1,363					1,363
Dividends paid						(137,487)				(137,487)
Settlement of shareholder proceedings					7,335					7,335
Comprehensive income (loss)
Net income						454,952				454,952
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								43,128		43,128
Foreign currency translation adjustment							(104,723)			(104,723)
Minimum pension liability, net of related tax effects									(12,249)	(12,249)

Comprehensive income										381,108

Balance at December 31, 2005	27,762,179	$74,476	70,000,000	$229,494	$2,837,144	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)
1.   The Company and Summary of Significant Accounting Policies
The Company
      Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), formerly Fresenius Medical Care AG (“FMC-AG”), a German stock corporation (Aktiengesellschaft), is the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. The Company’s dialysis business is vertically integrated, providing dialysis treatment at its own dialysis clinics and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides perfusion, therapeutic apheresis and autotransfusion services. For information regarding the transformation of the Company’s legal form from a stock corporation into a partnership limited by shares and the related conversion of preference shares into ordinary shares, see Note 2, Transformation of Legal Form and Conversion of Preference Shares.
Basis of Presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Summary of Significant Accounting Policies
a)  Principles of Consolidation
      The consolidated financial statements include all material companies in which the Company has legal or effective control. In addition, the Company consolidates variable interest entities (“VIEs”) for which it is deemed the primary beneficiary. The equity method of accounting is used for investments in associated companies (20% to 50% owned). All significant intercompany transactions and balances have been eliminated.
      The Company enters into various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46R these clinics are consolidated if the Company is determined to be the primary beneficiary. These variable interest entities in which the Company is the primary beneficiary, generate approximately $59,361 in annual revenue.
      In accordance with FIN 46R, the Company fully consolidates the VIEs. The interest held by the other shareholders in these consolidated VIEs is reported as minority interest in the consolidated balance sheet at December 31, 2005.
b)  Classifications
      Certain items in prior years’ consolidated financial statements may have been reclassified to conform with the current year’s presentation. Net operating results have not been affected by the reclassifications.
c)  Cash and Cash Equivalents
      Cash and cash equivalents comprise cash funds and all short-term, highly liquid investments with original maturities of up to three months.
d)  Allowance for Doubtful Accounts
      Estimates for the allowances for accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American services division are based on an

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are based on estimates and consider various factors, including aging, debtor and past collection history.
e)   Inventories
      Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value.
f)   Property, Plant and Equipment
      Property, plant, and equipment are stated at cost less accumulated depreciation. Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 13 years and 3 to 15 years for machinery and equipment with a weighted average life of 10 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2005, 2004, and 2003 was $1,828, $1,611, and $920, respectively.
g)  Other Intangible Assets and Goodwill
      Intangible assets such as tradenames, management contracts, patient relationships, patents, distribution rights, software, and licenses acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.
      Goodwill and identifiable intangibles with indefinite lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives. Intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values.
      To evaluate the recoverability of goodwill, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. At least once a year the Company compares the fair value of each reporting unit to the reporting unit’s carrying amount. Fair value is determined using a discounted cash flow approach. In the case that the fair value of the reporting unit is less than its book value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than the book value, the difference is recorded as an impairment.
      To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset’s fair value is determined using a discounted cash flow approach and other appropriate methods.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
h)  Derivative Financial Instruments
      In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet. Changes in fair value of derivative financial instruments are recognized periodically either in earnings or, in the case of cash flow hedges, the effective portion as other comprehensive income (loss) in shareholders’ equity. The non-effective portion of cash flow hedges is recognized in earnings immediately.
i)   Foreign Currency Translation
      For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. The Company follows the provisions of SFAS No. 52, Foreign Currency Translation. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in accumulated other comprehensive income (loss). In addition, the translation adjustments of certain intercompany borrowings, which are considered foreign equity investments, are reported in accumulated other comprehensive income (loss).
j)   Revenue Recognition Policy
      Dialysis care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid in North America and programs involving other government payors in the international segment are billed at pre-determined rates per treatment that are established by statute or regulation. Most non-governmental payors are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.
      Dialysis product revenues are recognized when title to the product passes to the customers either at the time of shipment, upon receipt by the customer or upon any other terms that clearly define passage of title. As product returns are not typical, no return allowances are established. In the event a return is required, the appropriate reductions to sales, accounts receivables and cost of sales are made.
      A minor portion of International product revenues are generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue, including the mark-up, on the sale of disposables.
k)  Research and Development expenses
      Research and development expenses are expensed as incurred.
l)   Income Taxes
      In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 16).
m)  Impairment
      The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net cash flow directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses the present value techniques to assess fair value.
      In accordance with SFAS No. 144, long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal.
n)  Debt Issuance Costs
      Costs related to the issuance of debt are amortized over the term of the related obligation.
o)  Self-Insurance Programs
      The Company’s largest subsidiary is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims under which the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.
p)  Use of Estimates
      The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
q)  Concentration of Risk
      The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing, perfusion, therapeutic apheresis and autotransfusion services and other medical ancillary services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.
      Approximately 36%, 38%, and 40% of the Company’s worldwide revenues were paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government in 2005, 2004, and 2003, respectively.
      See Note 5 for concentration of supplier risks.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
r)   Earnings per Ordinary share and Preference share
      Basic earnings per ordinary share and basic earnings per preference share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of ordinary and preference shares outstanding. Basic earnings per share are computed by dividing net income less preference amounts by the weighted average number of ordinary shares and preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on ordinary shares and preference shares that would have been outstanding during the year.
      The awards granted under the Company’s stock incentive plans (see Note 15), are potentially dilutive equity instruments.
      For a discussion of the impact of the conversion of the Company’s preference shares on the earnings (or loss) per share available to holders of ordinary shares and preference shares, see Note 2.
s)   Stock Option Plans
      The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date.
Fair Value of Stock Options
      In electing to continue to follow APB Opinion No. 25 for expense recognition purposes, the Company is obliged to provide the expanded disclosures required under SFAS No. 123 for stock-based compensation granted, including, if materially different from reported results, disclosure of proforma net earnings and earnings per share had compensation expense relating to grants been measured under the fair value recognition provisions of SFAS No. 123.
      The per share weighted-average fair value of stock options granted during 2005, 2004 and 2003 was $22.32, $15.76, and $14.26, respectively, on the date of the grant using the Black-Scholes option-pricing model with the weighted-average assumptions presented below.

	2005	2004	2003

Weighted-average assumptions:
Expected dividend yield	2.88%	2.87%	2.60%
Risk-free interest rate	2.76%	3.50%	3.80%
Expected volatility	40.00%	40.00%	40.00%
Expected life of options	5.3 years	5.3 years	5.3 years

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	2005	2004	2003

Net income:
As reported	$454,952	$401,998	$331,180
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,090	1,751	1,456
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(8,302)	(7,559)	(7,420)

Pro forma	$447,740	$396,190	$325,216

Basic earnings per:
Ordinary share
As reported	$4.68	$4.16	$3.42
Pro forma	$4.61	$4.10	$3.36
Preference share
As reported	$4.75	$4.23	$3.49
Pro forma	$4.68	$4.17	$3.43
Fully diluted earnings per:
Ordinary share
As reported	$4.64	$4.14	$3.42
Pro forma	$4.57	$4.08	$3.36
Preference share
As reported	$4.72	$4.21	$3.49
Pro forma	$4.64	$4.15	$3.43
t)   Recent Pronouncements and Accounting Changes
      In November, 2004, the Financial Accounting Standards Board issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (FAS 151), which is the result of its efforts to converge U.S. accounting standards for inventories with International Financial Reporting Standards. This statement requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company will adopt FAS 151 as of January 1, 2006, and it is not expected to have a material impact on the Company’s consolidated financial statements.
      In December, 2004, the Financial Accounting Standards Board issued its final standard on accounting for share-based payments (SBP), SFAS No. 123R (revised 2004), Share-Based Payment (FAS 123R), which requires companies to expense the cost of employee stock options and similar awards. SFAS 123R requires determining the cost that will be measured at fair value on the date of the SBP awards based upon an estimate of the number of awards expected to vest. There will be no right of reversal of cost if the awards expire without being exercised. Fair value of the SBP awards will be estimated using an option-pricing model that appropriately reflects the specific circumstances and economics of the awards. Compensation cost for the SBP awards will be recognized as they vest. Under U.S. tax law, this cost generates a tax credit, however, such cost is not deductible under German tax law. The Company will have two alternative transition methods, each having a different reporting implication. The effective date is for interim and annual periods beginning after June 15, 2005. On April 14,

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
2005, the SEC delayed the implementation of FAS 123(R) to the beginning of the next Fiscal Year that begins after June 15, 2005. The Company has not yet adopted FAS 123(R) and is in the process of determining the transition method it is going to adopt and the potential impact on the Company’s consolidated financial statements.
      In June 2005 the FASB ratified EITF 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements).” EITF 05-5 provides guidance on the accounting for the German early retirement program providing an incentive for employees, within a certain age group, to transition from full-time or part-time employment into retirement before their legal retirement age. The program provides the employee with a bonus which is reimbursed by subsidies from the German government if certain conditions are met. According to EITF 05-5, the bonuses provided by the employer should be accounted for as postemployment benefits under SFAS 112, “Employer’s Accounting for Postretirement Benefits,” with compensation cost recognized over the remaining service period beginning when the individual agreement is signed by the employee and ending when the active service period ends. The government subsidy should be recognized when the employer meets the necessary criteria and is entitled to the subsidy. The effect of applying EITF 05-5 should be recognized prospectively as a change in accounting estimate in fiscal years beginning after December 15, 2005. The Company is in compliance with EITF 05-5.

2.	Transformation of Legal Form and Conversion of Preference Shares
      On February 10, 2006, the Company completed a transformation of its legal form under German law as approved by its shareholders during an Extraordinary General Meeting held on August 30, 2005 (“EGM”). Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). The Company as a KGaA is the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG (“Management AG”), a subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form. As used in the notes to these financial statements, the “Company” refers to both FMC-AG prior to the transformation of legal form and FMC-AG & Co. KGaA after the transformation.
      In conjunction with the transformation of legal form, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (ADSs)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of €9.75 per ordinary share. Holders of a total of 26,629,422 preference shares accepted the offer, resulting in an increase of 26,629,422 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 699,949 ordinary shares of FMC-AG & Co. KGaA) outstanding. Immediately after the conversion and transformation of legal form, there were 96,629,422 ordinary shares outstanding. Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert. The 1,132,757 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation. As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
to the transformation. Shareholders who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA.
      The conversion of the Company’s preference shares is expected to have an impact on the earnings (or loss) per share available to the holders of the Company’s ordinary shares upon conversion of the preference shares into ordinary shares, under U.S. GAAP. As a result, the earnings per share calculation in the first quarter of 2006 needs to reflect the difference between (i) the market value of the ordinary share less the conversion premium of €9.75 per preference share and (ii) the carrying amount of the preference shares at the conversion date, February 3, 2006, as a reduction of income available to ordinary shareholders and as a corresponding benefit to preference shareholders. The carrying amount of the preference shares consists of their historic investment and undistributed retained earnings allocated to the preference shares under the two-class method. The Company is continuing to analyze the need to reflect this reduction or benefit in the Company’s financial statements, but based on the market value of the Company’s ordinary shares on the close of business, February 3, 2006, the impact is approximately $914.000 or a reduction of $13.06 per ordinary share and a benefit of $34.32 per preference share.
      Several ordinary shareholders challenged the resolutions adopted at the EGM approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of the Company, with the objective of having the resolutions declared null and void. On December 19, 2005 the Company and the claimants agreed to a settlement with the participation of Fresenius AG and Management AG, and all proceedings were terminated.
      Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.12 for every share issued as an ordinary share up to August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional €0.69 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.
      The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement.
      The total costs of the settlement are estimated to be approximately $7,335. A further part of the settlement agreement and German law require that these costs be borne by Fresenius AG and the general partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company has recorded the settlement amount as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity.
      As part of the settlement, the Company, with the participation of Fresenius AG and the general partner, Management AG, also agreed to establish, at the first ordinary general meeting after registration of the transformation of legal form, a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA with authority to advise and decide on certain significant transactions between the Company and Fresenius AG and to approve certain significant acquisitions, dispositions, spin-offs and similar matters. The Company also agreed to establish an Audit and Corporate Governance Committee of the FMC-AG & Co. KGaA Supervisory Board to review the report of the general partner on relations with related parties and report to the overall supervisory board thereon. Additionally,

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Management AG undertook to provide in the settlement to provide data on the individual remuneration of its management board members in accordance with the German Commercial Code.
3.   Proposed acquisition
      On May 3, 2005, the Company entered into a definitive merger agreement for the acquisition (the “Acquisition”) of Renal Care Group, Inc. (“RCG”), a Delaware corporation with principle offices in Nashville, Tennessee, for an all cash purchase price of approximately $3,500,000. At December 31, 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals. Completion of the Acquisition, approved by RCG’s stockholders in a vote held on August 24, 2005, is subject to governmental approvals (including termination or expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, the “Act”) and other regulatory approvals.
      On February 15, 2006, the Company announced that the Company and RCG had entered into a definitive agreement to sell approximately 100 dialysis centers serving on average approximately 60-65 patients per center to National Renal Institutes, Inc., a wholly owned subsidiary of DSI Holding Company, Inc. The divestiture of these centers is an important step toward concluding the review by the United States Federal Trade Commission (FTC) of our acquisition of Renal Care Group. The purchase price for the divested centers is approximately $450 million to be paid in cash, subject to post-closing adjustments for working capital and other routine matters. The sale of the centers is expected to close shortly after the completion of the Company’s acquisition of RCG. Both the divestiture and the acquisition of RCG remain subject to FTC approval.
      In connection with the Acquisition, the Company has entered into a commitment letter pursuant to which Bank of America, N.A. (“BofA”) and Deutsche Bank AG (“DB”) have agreed, subject to certain conditions, to underwrite an aggregate $5,000,000 in principal amount of term and revolving loans to be syndicated to other financial institutions. The loans will consist of a 5-year $1,000,000 revolving credit facility, a 5-year $2,000,000 term loan A facility and a 7-year $2,000,000 term loan B facility. The syndication of the revolving credit facility and the term loan A facility have already been completed. Funding is subject to customary closing conditions and BofA’s and DB’s acquiescence to any material modification to the merger agreement and any waiver of any material conditions precedent under that agreement. Interest on the new senior credit facilities will be at the option of the Company at a rate equal to either (i) LIBOR plus an applicable margin, or (ii) the higher of BofA’s prime rate or the Federal Funds rate plus 0.5% plus an applicable margin. The applicable margin is variable and depends on the consolidated leverage ratio of the Company (the “Margin”). The financing will be available to the Company, among other uses, to pay the purchase price and related expenses for the proposed acquisition of RCG, to refinance outstanding indebtedness under the Company’s existing 2003 Senior Credit Agreement (see Note 9) and certain indebtedness of RCG, and for general corporate purposes. In conjunction with the forecasted utilization of the new senior credit facilities and the related variable rate based interest payments, the Company entered into forward starting interest rate swaps in the notional amount of $2,465,000. These instruments, designated as cash flow hedges, effectively convert forecasted LIBOR based interest payments into fixed rate based interest payments which fix the interest rate on $2,465,000 of the forecasted financing under the new senior credit facility at 4.32% plus Margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012.
      On November 30, 2005, the Company announced it had commenced a cash tender offer (the “Tender Offer”), contingent upon satisfaction of the conditions to the closing of the Acquisition, for all the $159,685 of RCG’s 9% Senior Subordinated Notes (the “Notes”). Under the terms of the Tender Offer, the total consideration to be paid for validly tendered and accepted Notes will be the present value of the future cash flows up to and including November 1, 2007, based on an assumption that the Notes will be redeemed at a price of $1.045 per $1

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
principal amount of Notes on such date, discounted at a rate equal to 50 basis points over the yield to maturity on the 4.25% U.S. Treasury Note due October 31, 2007. The terms of the offer also require certain consents, (the “Consents”), to certain proposed amendments to the Indenture governing the Notes that would eliminate substantially all restrictive covenants and certain other provisions of Indenture. Upon consummation of the Tender Offer, holders of Notes tendered together with Consents before the end of business on December 13, 2005 will receive a consent payment of $0.030 per $1 principal amount of Notes tendered which will be included in the Company’s costs of the Acquisition. Notes and Consents tendered after this date cannot be withdrawn and are not entitled to receive the consent payment. Holders of Notes tendered and not withdrawn will receive accrued and unpaid interest from the last interest date up to, but not including, the date payment is made for the Notes. As most recently extended, the offer expires February 27, 2006, unless further extended by the Company. The Tender Offer is contingent upon receipt of consents from the holders of a majority in aggregate outstanding principal amount of the Notes and satisfaction of the conditions to the Acquisition. As of 5:00 p.m., New York City time, on January 27, 2006, 99.87% of the outstanding aggregate principal amount of the Notes had been tendered. Tendered notes may no longer be withdrawn.
      On October 25, 2004, RCG received a subpoena from the office of the United States Attorney for the Eastern District of New York. The subpoena requires the production of documents related to numerous aspects of their business and operations, including those of RenaLab, Inc., their laboratory. The subpoena includes specific requests for documents related to testing for parathyroid hormone (PTH) levels and vitamin D therapies. RCG has announced that it intends to cooperate with the government’s investigation.
      On August 9, 2005, RCG received a subpoena from the office of the United States Attorney for the Eastern District of Missouri in connection with a joint civil and criminal investigation. The subpoena requires the production of documents related to numerous aspects of RCG’s business and operations. The areas covered by the subpoena include RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, RCG’s relationships with physicians, medical director compensation, joint ventures with physicians and purchase of dialysis equipment from the Company. RCG has announced that it intends to cooperate with the government’s investigation.
      Upon the closing of the proposed acquisition, the Company will assume RCG’s obligations to comply with these subpoenas.
4.   Related Party Transactions
a)  Service Agreements
      The Company is party to service agreements with Fresenius AG, prior to the transformation its majority shareholder and currently its largest shareholder and sole shareholder of the general partner, and certain affiliates of Fresenius AG to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For the years 2005, 2004, and 2003, amounts charged by Fresenius AG to the Company under the terms of the agreements are $36,190, $30,779, and $26,172, respectively. The Company also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, central purchasing, patent administration and warehousing. The Company charged $7,460 $10,766, and $11,669, for services rendered to Fresenius AG in 2005, 2004, and 2003, respectively.
      Under operating lease agreements for real estate entered into with Fresenius AG, the Company paid Fresenius AG $15,655 $14,835, and $13,307 during 2005, 2004, and 2003, respectively. The majority of the leases expire in 2006 with options for renewal.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
b)  Financing Provided by Fresenius AG
      The Company has $18,757 in financing outstanding at December 31, 2005, from Fresenius AG. In 2005, the Company retired short-term loans with an outstanding balance of $3,000 at December 31, 2004 and approximately $3,000 representing the balance due of the Company’s purchase of the adsorber business from Fresenius AG in 2003. Interest expense on these borrowings was $501, $129, and $189 for the years 2005, 2004, and 2003, respectively. The average interest rates for these borrowings were 2.85%, 3.36% and 3.85% for 2005, 2004 and 2003, respectively.
c)   Products
      During the years ended December 31, 2005, 2004 and 2003, the Company recognized sales of $31,708, $35,085, and $27,306, respectively, to Fresenius AG and affiliates. During 2005, 2004 and 2003, the Company made purchases from Fresenius AG and affiliates in the amount of $43,007, $36,122, and $27,228, respectively.
d)  Other
      The Chairman of the Company’s Supervisory Board is also the Chairman of the Supervisory Board of Fresenius AG, the largest holder of the Company’s ordinary shares and sole shareholder of the Company’s general partner. He is also a member of the Supervisory Board of the Company’s general partner.
      The Vice Chairman of the Company’s Supervisory Board is a member of the Supervisory Board of Fresenius AG and Vice Chairman of the Supervisory Board of the Company’s general partner. He is also a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $1,710, $1,383, and $483, in 2005, 2004 and 2003, respectively.
      In May of 2003, Dr. Ulf M. Schneider, the Chief Financial Officer of the Company, resigned to assume the position of Chairman of the Management Board and CEO of Fresenius AG. In May 2004, he was elected as a member of the Company’s Supervisory Board. Under German law, after a transformation of legal form the members of a company’s supervisory board remain in office for the remainder of their terms as members of its supervisory board if the supervisory board of the company in its new legal form is formed in the same way and with the same composition. Dr. Schneider, chairman of the management board of Fresenius AG, resigned from the Company’s supervisory board effective upon entry of the transformation in the commercial register, but continues to serve as Chairman of the supervisory board of the Company’s general partner. Management AG will apply for a court appointment of a sixth member of the supervisory board to replace Dr. Schneider in accordance with German law.
5.   Inventories
      As of December 31, 2005 and 2004, inventories consisted of the following:

	2005	2004

Raw materials and purchased components	$93,889	$90,268
Work in process	33,073	36,586
Finished goods	223,356	240,296
Health care supplies	80,575	75,769

Inventories	$430,893	$442,919

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $273,757 of materials, of which $148,904 is committed at December 31, 2005 for 2006. The terms of these agreements run 1 to 3 years. Inventories as of December 31, 2005 include $26,754 of Erythropoietin (“EPO”), which is supplied by a single source supplier in the United States. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company. Revenues from EPO accounted for approximately 21% and 23% of total revenue in the North America segment for 2005 and 2004, respectively.
6.   Property, Plant and Equipment
      As of December 31, 2005 and 2004, property, plant and equipment consisted of the following:

	2005	2004

Land and improvements	$26,564	$29,258
Buildings and improvements	812,841	770,103
Machinery and equipment	1,338,831	1,349,373
Machinery, equipment and rental equipment under capitalized leases	56,064	59,183
Construction in progress	117,331	91,227

	2,351,631	2,299,144
Accumulated depreciation	(1,135,873)	(1,117,217)

Property, plant and equipment, net	$1,215,758	$1,181,927

      Depreciation expense for property, plant and equipment amounted to $211,103, $199,732, and $180,952, for the years ended December 31, 2005, 2004 and 2003, respectively.
      Included in property, plant and equipment as of December 31, 2005 and 2004 were $131,195, and $126,021, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $32,078 and $34,806 at December 31, 2005 and 2004, respectively.
7.   Other Intangible Assets and Goodwill
      As of December 31, 2005 and 2004, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	December 31, 2005		December 31, 2004

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets
Patient relationships	$164,188	$(114,192)	$157,673	$(106,545)
Patents	28,535	(16,599)	28,508	(16,239)
Distribution rights	25,231	(14,391)	25,306	(10,390)
Other	151,640	(77,527)	183,076	(100,129)

	$369,594	$(222,709)	$394,563	$(233,303)

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	Carrying	Carrying
	Amount	Amount

Non-amortizable Intangible Assets
Tradename	$220,935	$222,289
Management contracts	217,869	218,499

	$438,804	$440,788

Total Intangible Assets	$585,689	$602,048

      The related amortization expenses are as follows:
Amortization Expense

For the year ended December 31, 2003	$34,217

For the year ended December 31, 2004	$32,853

For the year ended December 31, 2005	$40,349

Estimated Amortization Expense

For the year ended December 31, 2006	$33,405

For the year ended December 31, 2007	$26,643

For the year ended December 31, 2008	$18,912

For the year ended December 31, 2009	$14,529

For the year ended December 31, 2010	$12,246

Goodwill
      Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During the year ended December 31, 2005, the Company’s acquisitions principally involved the acquisition of dialysis clinics providing dialysis therapy. The segment detail is as follows:

	North
	America	International	Total

Balance as of January 1, 2004	2,966,024	$322,324	$3,288,348
Goodwill acquired	69,172	53,782	122,954
Reclassifications	501	2,879	3,380
Currency Translation	—	30,470	30,470

Balance as of December 31, 2004	$3,035,697	$409,455	$3,445,152

Goodwill acquired	49,410	22,715	72,125
Reclassifications	(8,882)	(390)	(9,272)
Currency Translation	108	(51,236)	(51,128)

Balance as of December 31, 2005	$3,076,333	$380,544	$3,456,877

      The reduction in Goodwill in 2005 results mainly from resolution of tax exposures established on acquisitions.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
8.   Accrued Expenses and Other Current Liabilities
      As at December 31, 2005 and 2004 accrued expenses and other current liabilities consisted of the following:

	2005	2004

Accrued salaries and wages	$214,873	$193,469
Special charge for legal matters	117,541	122,085
Accrued insurance	75,545	56,584
Unapplied cash and receivable credits	73,897	66,591
Other	356,912	302,346

Total accrued expenses and other current liabilities	$838,768	$741,075

      At December 31, 2005, there is a balance of $117,541, including $115,000 for a settlement payment relating to the accrual for the special charge for legal matters as described below. The Company believes that these provisions are adequate for the settlement of those matters. During 2005, $4,544 were applied against the accrual for the special charge for legal matters.
      In 2001, the Company recorded a $258,159 special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the “Grace Chapter 11 Proceedings”) and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 18).
      The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which W.R. Grace & Co. had agreed to indemnify the Company, but which the Company may ultimately be obligated to pay as a result of Grace’s Chapter 11 Proceedings. In addition, that amount included the costs of defending the Company in litigation arising out of the Grace Chapter 11 Proceedings (see Note 18).
      The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies.
      The remaining amount of the special charge of $30,636 was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.
      During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved the definitive settlement agreement entered into among the Company, the committee representing the asbestos creditors and W.R. Grace & Co (See Note 18). Under the settlement agreement, the Company will pay $115,000 upon plan confirmation. Based on these developments, the Company reduced its estimate in 2003 for the settlement and related costs of the Grace Chapter 11 Proceedings by $39,000. This reduction of the provision for the W.R. Grace & Co. matter has been applied to the other components of the special charge (i.e. reserves for settlement obligations and disputed accounts receivable from commercial insurers and other merger-related legal matters described in this note).
      The other item includes accruals for other operating expenses including interest, withholding tax, value added tax (“VAT”), legal and compliance costs, physician compensation, commissions, bonuses and rebates, and lease liabilities.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
9.   Short-term Borrowings, Long-term Debt and Capital Lease Obligations
      As of December 31, 2005 and 2004, short-term borrowings consisted of the following:

	2005	2004

Borrowings under lines of credit	$57,113	$83,383
Accounts receivable facility	94,000	335,765

	$151,113	$419,148

      As of December 31, 2005 and 2004, long-term debt and capital lease obligations consisted of the following:

	2005	2004

Senior Credit Agreement	$470,700	$484,500
Capital lease obligations	4,596	6,987
EIB Agreement	48,806	—
EuroNotes	235,940	175,030
Other	73,327	109,232

	833,369	775,749
Less current maturities	(126,269)	(230,179)

	$707,100	$545,570

Short-term borrowings
      For information regarding short-term borrowings from affiliates see Note 4 b).
Lines of Credit
      Short-term borrowings of $57,113 and $83,383 at December 31, 2005, and 2004, respectively, represent amounts borrowed by certain of the Company’s subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings during 2005 and 2004 were 3.91% and 4.69%, respectively.
      Excluding amounts available under the 2003 Senior Credit Agreement (as described below), at December 31, 2005, the Company had $66,179 available under such commercial bank agreements. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement and may contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and certain financial ratios.
Accounts Receivable Facility
      The Company has an asset securitization facility (the “accounts receivable facility”), which provides borrowings up to a maximum of $460,000. Under the facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns undivided ownership interests in the accounts receivable to certain bank investors. Under the terms of the accounts receivable facility, NMC Funding retains the right to recall all transferred interests in the accounts receivable assigned to the banks under the facility. As the Company has the right at any time to recall the then outstanding interests, the receivables remain on the Consolidated Balance Sheet and the proceeds from the transfer of undivided interests are recorded as short-term borrowings.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      At December 31, 2005 there are outstanding short-term borrowings under the facility of $94,000. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate during the twelve months ended December 31, 2005 ranged from 2.49%-4.63%. The costs are expensed as incurred and recorded as interest expense and related financing costs. On October 20, 2005 the Company amended the accounts receivable facility to extend the maturity date to October 19, 2006.
Long-term debt
European Investment Bank Agreement
      The Company entered into a credit agreement with the European Investment Bank (“EIB”) on July 13, 2005 in the total amount of $154,979 consisting of a $106,173 (€90,000) revolving credit line and a $48,806 term loan. The facility has an 8-year term with the revolving line terminating on July 12, 2013 and the term loan terminating on September 13, 2013. Both loans bear variable interest rates that change quarterly with FMC-AG & Co. KGaA having options to convert into fixed rates. The EIB is a not-for-profit long-term, lending institution of the European Union that loans funds at favorable rates for the purpose of capital investment projects, normally for up to half of the funds required for such projects. The Company will use these funds to refinance certain R&D projects and investments in expansion and optimization of existing production facilities in Germany. The loans are secured by bank guarantees and have customary covenants. The term loan was drawn down on September 15, 2005 with average interest for the period ending December 31, 2005 at 3.89%. There have been no drawdowns on the revolving credit facility as of December 31, 2005.
Euro Notes
      On July 27, 2005, the Company issued new euro denominated notes (“Euro Notes”) (Schuldscheindarlehen) totaling $235,940 (€200,000) with a €126,000 tranche at a fixed interest rate of 4.57% and a €74,000 tranche with a floating rate at EURIBOR plus applicable margin resulting in an average interest rate of 4.10% for the period ending December 31, 2005. The proceeds were used to liquidate $155,000 (€128,500) of Euro Notes issued in 2001 that were due in July 2005 and for working capital. The Euro Notes mature on July 27, 2009.
2003 Senior Credit Agreement
      On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter, the “2003 Senior Credit Agreement”) with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), replacing the 1996 Senior Credit Agreement that was scheduled to expire at September 30, 2003. Under the terms of the 2003 Senior Credit Agreement, the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000. Under the 2003 Credit Agreement, all principal payments made on term loans permanently reduce the total amounts available.
      Through a series of amendments in 2003 and 2004, the Company voluntarily reduced the aggregate amount available to $1,200,000 and achieved a reduction of the applicable interest rates. The 2003 amendment voluntarily reduced the aggregate amount available to $1,400,000 while reducing interest rates for certain tranches of the term loan portion by 25 basis points. The 2004 amendments further reduced the aggregate amount available to $1,200,000 while increasing the available amounts under the revolving loan portion and reducing the amounts available under the term loan portion. In the 2004 amendments, the Company also reduced the interest rates on the Revolving Credit by 62.5 basis points and the interest rates on certain of the term loan tranches by 62.5 and 75 basis points while extending the termination date of the facility until February 28, 2010. In addition, under the

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
2004 amendments, the Company can increase the amount of the revolving credit facility by up to $200,000 during the extended life of the 2003 Senior Credit Agreement.
      The following table shows the available and outstanding credit under the 2003 Senior Credit Agreement:

	Maximum Amount Available		Balance Outstanding
	December 31,		December 31,

	2005	2004	2005	2004

Revolving Credit	$750,000	$750,000	$45,700	$34,500
Term Loan A-1	425,000	450,000	425,000	450,000

	$1,175,000	$1,200,000	$470,700	$484,500

      As of December 31, 2005, $80,486 is committed to outstanding letters of credit which are not included as part of the Balance Outstanding as of December 31, 2005.
      The terms of the credit facilities available at December 31, 2005 are:

•	a revolving credit facility of up to $750,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing line in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing line in certain non-U.S. currencies, the total of which cannot exceed $750,000) which will be due and payable on February 28, 2010.

•	a term loan facility (“Loan A-1”) of $450,000, also maturing on February 28, 2010. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment began in the fourth quarter of 2005 and amounts to $25,000 per quarter. The remaining amount outstanding is due on February 28, 2010.
      The revolving credit facility and Loan A-1 interest rates are equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of the Company’s funded debt to EBITDA as defined in the 2003 Senior Credit Agreement. In addition to scheduled principal payments, indebtedness outstanding under the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable financing facility and the issuance of subordinated debt.
      The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2003 Senior Credit Agreement provides for a dividend restriction, which is $200,000 for dividends paid in 2006, and increases in subsequent years. The Company paid dividends of $137,487 in 2005. In default, the outstanding balance under the 2003 Senior Credit Agreement becomes immediately due and payable at the option of the Lenders. As of December 31, 2005, the Company is in compliance with all financial covenants under the 2003 Senior Credit Agreement.
      In connection with the acquisition of Renal Care Group, Inc, the Company has entered into a commitment letter pursuant to which Bank of America, N.A. (“BofA”) and Deutsche Bank AG (“DB”) have agreed, subject to certain conditions, to underwrite an aggregate $5,000,000 in principal amount of term and revolving loans for syndication to other financial institutions that would replace the 2003 Credit Agreement (See Note 3, Proposed Acquisition).

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Annual Payments
      Aggregate annual payments applicable to the 2003 Senior Credit Agreement, Euro Notes, capital leases and other borrowings (excluding the Company’s trust preferred securities) for the five years subsequent to December 31, 2005 are:

2006	$126,269
2007	116,843
2008	112,720
2009	343,083
2010	74,977
Thereafter	59,477

$833,369

10. Employee Benefit Plans
Defined Benefit Pension Plans
      The Company currently has two principal pension plans, one for German employees, and the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, The Company’s pension obligations in Germany are unfunded. During the first quarter of 2002, the Company’s subsidiary, Fresenius Medical Care Holdings, Inc. (“FMCH”) curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment, no additional defined benefits for future services will be earned by substantially all employees eligible to participate in the plan. The Company has retained all employee pension obligations as of the curtailment date for the fully-vested and frozen benefits for all employees. Each year FMCH contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There was no minimum funding requirement for FMCH for the defined benefit plan in 2005. FMCH voluntarily contributed $25,627 during 2005. The following tables provide a reconciliation of benefit obligations, plan assets, and funded status of the plans. Benefits paid as shown in the reconciliation of plan assets include only benefit payments from the Company’s funded benefit plans.

	2005	2004	2003

Change in benefit obligation:
Benefit obligation at beginning of year	$288,862	$241,240	$184,468
Translation (gain) loss	(11,233)	4,939	8,870
Service cost	5,103	4,269	3,486
Interest cost	15,927	14,816	13,419
Transfer of plan participants	(36)	(261)	1,356
Actuarial loss	27,170	28,165	33,563
Benefits paid	(4,818)	(4,306)	(3,922)

Benefit obligation at end of year	$320,975	$288,862	$241,240

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	2005	2004	2003

Change on plan assets:
Fair value of plan assets at beginning of year	$166,952	$135,247	$83,191
Actual return on plan assets	7,481	9,642	13,898
Employer contributions	25,627	25,633	41,481
Benefits paid	(4,047)	(3,570)	(3,323)

Fair value of plan assets at end of year	$196,013	$166,952	$135,247

Funded status:	$124,962	$121,910	$105,994
Unrecognized net loss	(108,440)	(85,945)	(61,595)
Unrecognized prior service cost	(795)	—	—

Net amount recognized	$15,727	$35,965	$44,399

Amounts recognized in statement of financial position consist of:
Accrued benefit costs	$108,702	$108,125	$100,052
Accumulated other comprehensive income	(92,180)	(72,160)	(55,653)
Intangible assets	(795)	—	—

Net amount recognized	$15,727	$35,965	$44,399

Calculation of Additional Minimum Liability*
Fair Value of plan assets	$196,013	$166,952	$135,247
Accumulated benefit obligation (ABO)	304,715	213,995	184,489

Minimum Liability	$108,702	$47,043	$49,242

Accrued/(prepaid) benefit costs	$15,727	$(25,117)	$(6,411)

Additional Minimum Liability	$92,975	$72,160	$55,653

Thereof intangible assets	795	—	—
Thereof accumulated other comprehensive income	$92,180	$72,160	$55,653

Total pension liability (at December 31)	$108,702	$108,125	$100,052

Weighted — average assumptions for benefit obligation as of December 31:
Discount rate	5.22%	5.62%	6.14%
Rate of compensation increase	4.22%	4.25%	4.27%
Components of net period benefit cost:
Service cost	$5,103	$4,269	$3,486
Interest cost	15,927	14,816	13,419
Expected return on plan assets	(13,163)	(10,219)	(7,688)
Amortization of transition obligation	—	—	92
Amortization unrealized losses	6,753	4,712	3,971
Amortization of prior service cost	210	—	—

Net periodic benefit costs	$14,830	$13,578	$13,280

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	2005	2004	2003

Weighted — average assumptions for net periodic benefit cost for the year ended December 31
Discount rate	5.61%	6.00%	6.52%
Expected return of plan assets	7.50%	7.50%	8.50%
Rate of compensation increase	4.22%	4.25%	4.27%

*	this calculation refers only to companies with ABO in excess of plan assets
Plan Investment Policy and Strategy
      The investment strategy for the pension plan of FMCH, our U.S. subsidiary, is to earn a long-term rate of return on assets of at least 7.5% compounded annually while utilizing a target investment allocation of 36% equity and 64% long-term U.S. bonds.
      The investment policy considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The Plan policy does not allow investments in securities of the Company or other related party stock. The performance benchmarks for the separate asset classes include: S&P 500 Index, Russell 2000 Growth Index, MSCI EAFE Index, Lehman U.S. Long Government/ Credit bond Index and the HFRI Fund of Funds Index. The following schedule describes FMCH’s allocation for its plans:

	Allocation 2005	Allocation 2004	Target allocation
	in %	in %	in %

Categories of plan assets
Equity securities	44%	52%	36%
Debt securities	56%	48%	64%

Total	100%	100%	100%

Overall expected long-term return rate	7.5%

Expected total contributions to plan assets for 2006	$20,750

      Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2006	$5,767
2007	6,371
2008	7,416
2009	8,757
2010	9,200
2011 through 2015	62,712
      The measurement date used to determine pension benefit measurements is December 31 for the plans in the United States and September 30 for the non-U.S. plans.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Defined Contribution Plans
      FMCH’s employees are eligible to join a 401(k) savings plan. The Company’s total expense under this defined contribution plan for the years ended December 31, 2005, 2004 and 2003 was $15,242, $15,528, and $14,754, respectively.
11. Mandatorily Redeemable Trust Preferred Securities
      The Company issued Trust Preferred Securities through Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware. FMC-AG & Co. KGaA owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of FMC-AG & Co. KGaA or a wholly-owned subsidiary of FMC-AG & Co. KGaA. FMC-AG & Co. KGaA, Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”) have guaranteed payment and performance of the senior subordinated notes to the respective Fresenius Medical Care Capital Trusts. The Trust Preferred Securities are guaranteed by FMC-AG & Co. KGaA through a series of undertakings by the Company and the Guarantor Subsidiaries.
      The Trust Preferred Securities agreements give the Company the right to substitute borrowers within each of the agreements. On December 23, 2004, the Company exercised that right for two of the Trusts, Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, assuming the obligations of its wholly owned subsidiaries as issuer of senior subordinated notes denominated in euro and Deutschmark held by each Trust. D-GmbH and FMCH remained guarantors on these borrowings.
      The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years. Earlier redemption at the option of the holders may also occur upon a change of control followed by a rating decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. The Trust Preferred Securities do not hold voting rights in the trust except under limited circumstances.
      The Trust Preferred Securities Agreements contain affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit the Company’s indebtedness and its investments, and require the Company to maintain certain ratios defined in the agreement. Some of these covenants are subordinated to the 2003 Senior Credit Agreement covenants. As of December 31, 2005, the Company is in compliance with all financial covenants under all Trust Preferred Securities Agreements.
      The Trust Preferred Securities outstanding as of December 31, 2005 and 2004 are as follows:

				Mandatory
	Year	Stated	Interest	Redemption
	Issued	Amount	Rate	Date	2005	2004

Fresenius Medical Care Capital Trust II	1998	$450,000	7 7/8%	February 1, 2008	431,762	440,965
Fresenius Medical Care Capital Trust III	1998	DM300,000	7 3/8%	February 1, 2008	180,951	208,929
Fresenius Medical Care Capital Trust IV	2001	$225,000	7 7/8%	June 15, 2011	222,917	222,533
Fresenius Medical Care Capital Trust V	2001	€300,000	7 3/8%	June 15, 2011	352,234	406,333

					$1,187,864	$1,278,760

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
12. Minority Interest
      At December 31, 2005 and 2004, minority interest was as follows:

	2005	2004

FMCH Preferred Stock:
Preferred Stock, $100 par value
— 6% Cumulative; 40,000 shares authorized; 36,460 issued and outstanding	$3,646	$3,646
— 8% Cumulative Class A; 50,000 shares authorized; 16,176 issued and outstanding	1,618	1,618
— 8% Noncumulative Class B; 40,000 shares authorized; 21,483 issued and outstanding	2,148	2,148

Sub-total FMCH minority interest	7,412	7,412
Other minority interest	6,993	10,622

Total minority interest	$14,405	$18,034

      The decrease for 2005 was mostly a result of the acquisition in 2005 of the remaining 55% interest in a joint-venture which is engaged in the perfusion industry.
13. Shareholders’ Equity
Capital Stock
      As of December 31, 2005, the Company’s capital stock (Grundkapital) consisted of 27,762,179 preference shares without par value and with a nominal amount of €2.56 per share totaling $74,476 and of 70,000,000 ordinary shares without par value with a nominal amount of €2.56 per share totaling $229,494.
      As of February 10, 2006, the Company’s capital stock consisted of 1,132,757 preference shares without par value and with a nominal amount of €2.56 per share totaling $3,471 and of 96,629,422 ordinary shares without par value with a nominal amount of €2.56 per share totaling $296,103 The conversion of the Company’s preference shares into ordinary shares is expected to result in a charge to retained earnings in 2006 in the amount of approximately $914,000, presenting an increase of income available to preference shareholders and a reduction of income available to ordinary shareholders. For a discussion of this charge, see Note 2, Transformation of Legal Form and Conversion of preference shares.
      As of December 31, 2004 and 2003, the Company’s capital stock consisted of 26,296,086 and 26,213,979 preference shares, respectively, totaling $69,878 and $69,616, respectively, and of 70,000,000 ordinary shares without par value with a nominal amount of €2.56 per share totaling $229,494.
      Under the German Stock Corporation Act (Aktiengesetz), the capital of a stock corporation or of a partnership limited by shares may be increased by a resolution of the general meeting, passed with a majority of three quarters of the capital represented at the vote, unless the Articles of Association of the stock corporation or the partnership limited by shares provide for a different majority.
      In addition, the general meeting of a stock corporation or a partnership limited by shares may approve Authorized Capital (genehmigtes Kapital). The resolution creating authorized capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the management board to issue shares up to a stated amount for a period of up to five years. The nominal value of the authorized capital may not exceed half of the capital stock at the time of the authorization.
      In addition, the general meeting of a stock corporation or of a partnership limited by shares may create conditional capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
other securities which grant a right to shares, (ii) shares in the preparation of a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the conditional capital may not exceed half or, in the case of conditional capital created for the purpose of issuing shares to management and employees 10%, of the company’s capital at the time of the resolution.
      In a partnership limited by shares all resolutions increasing the capital of the partnership limited by shares also require the consent of the general partner for their effectiveness.
Authorized Capital
      By resolution of the Company’s general meeting of shareholders on May 23, 2001 and May 24, 2005, the Company’s management board was authorized, with the approval of the supervisory board, to increase under certain conditions the Company’s share capital through the issue of preference shares. Such authorizations are effective until May 22, 2006 and May 23, 2010, respectively. Such authorizations were revoked at an extraordinary general meeting on August 30, 2005 as they were no longer appropriate due to the proposed conversion of the Company’s preference shares into ordinary shares, such revocation becoming effective upon registration of the Approved Capital referred to below.
      Furthermore, by resolution of the extraordinary general meeting of shareholders on August 30, 2005, the general partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital until August 29, 2010 by a maximum amount of €35,000 through issue of new ordinary shares against cash contributions, Authorized Capital I. The general partner is entitled, subject to the approval of the supervisory board, to decide on the exclusion of statutory pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by certain credit institutions determined by the general partner if such credit institutions are obliged to offer the shares to the shareholders (indirect pre-emption rights).
      In addition, by resolution of the extraordinary general meeting of shareholders on August 30, 2005, the general partner, was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until August 29, 2010 by a maximum amount of €25,000 through the issue of new ordinary shares against cash contributions or contributions in kind, Authorized Capital II. The general partner is entitled, subject to the approval of the supervisory board, to decide on an exclusion of statutory pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if, (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company’s share capital and the issue price for the new shares is at the time of the determination by the general partner not significantly lower than the stock exchange price of the existing listed shares of the same type and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise.
      The Company’s authorized capital became effective upon registration with the commercial register of the local court in Hof an der Saale on February 10, 2006.
Conditional Capital
      Through the Company’s employee participation programs, consisting of employee stock option programs and an international employee participation scheme, the Company has issued convertible bonds and stock option/ subscription rights (Bezugsrechte) to employees and the members of the management board of Fresenius Medical Care AG and employees and members of management of affiliated companies that entitle these persons to receive

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
preference shares. Conditional capital available for such purposes is €14,939 at December 31, 2005. For the year ending December 31, 2005, 1,466,093 options had been exercised under these employee participation plans and €65,516 ($80,146) remitted to the Company. At December 31, 2005 options representing 4,102,539 non-voting preference shares are outstanding from all plans.
      With the implementation of the conversion, these programs have been adjusted to the effect that the conversion rights and subscription rights of plan participants who elected to adjust their rights refer to ordinary shares. The electing participants in those programs have been put in the same economic position in which they would have been without the implementation of the conversion of preference shares into ordinary shares. Participants who did not elect to adjust their rights are still entitled to receive preference shares under the employee participation programs.
      As a result, conditional capital in the amount of €14,939 divided into conditional capital for the issue of up to 2,849,318 ordinary shares and up to 2,986,203 preference shares, became effective upon registration with the commercial register of the local court in Hof an der Saale on February 10, 2006. However, as a result of the adjustment of the employee participation programs, preference shares can be issued for 234,311 convertible bonds or options and ordinary shares can be issued for 2,849,318 convertible bonds and options with a remaining average term of 7.16 years.
Dividends
      Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch). The right to dividends on preference shares converted into ordinary shares is the same as that for ordinary shares, effective as of January 1, 2005.
      If no dividends are declared for two consecutive years after the year for which the preference shares are entitled to dividends, then the holders of such preference shares would be entitled to the same voting rights as holders of ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the 2003 Senior Credit Agreement (see Note 9).
      Cash dividends of $137,487 for 2004 in the amount of €1.18 per preference share and €1.12 per ordinary share were paid on May 25, 2005.
      Cash dividends of $122,106 for 2003 in the amount of €1.08 per preference share and €1.02 per ordinary share were paid on May 28, 2004.
      Cash dividends of $107,761 for 2002 in the amount of €1.00 per preference share and €0.94 per ordinary share were paid on May 23, 2003.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

14.	Earnings Per Share
      The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

	2005	2004	2003

Numerators:
Net income	$454,952	$401,998	$331,180
less:
Preference on Preference shares	2,000	1,959	1,778

Income available to all class of shares	$452,952	$400,039	$329,402

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000	70,000,000
Preference shares outstanding	26,789,816	26,243,059	26,191,011

Total weighted average shares outstanding	96,789,816	96,243,059	96,191,011
Potentially dilutive Preference shares	779,330	421,908	145,861

Total weighted average shares outstanding assuming dilution	97,569,146	96,664,967	96,336,872
Total weighted average Preference shares outstanding assuming dilution	27,569,146	26,664,967	26,336,872
Basic earnings per Ordinary share	$4.68	$4.16	$3.42
Plus preference per Preference share	0.07	0.07	0.07

Basic earnings per Preference Share	$4.75	$4.23	$3.49

Fully diluted earnings per Ordinary share	$4.64	$4.14	$3.42
Plus preference per Preference share assuming dilution	0.08	0.07	0.07

Fully diluted earnings per Preference share	$4.72	$4.21	$3.49

15. Stock Options
      At December 31, 2005, the Company has awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan, which is the only plan with stock option awards currently available for grant. Under the 2001 plan, convertible bonds with a principal of up to €10,240 may be issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the consolidated financial statements. The options expire in ten years and can be exercised beginning after two, three or four years. Bonds issued to Management Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      Upon issuance of the option, the employees have the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the preference shares upon the first time the stock exchange quoted price exceeds the Initial Value by at least 25%. The Initial Value is the average price of the preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan may be issued each year through May 22, 2006. At December 31, 2005, options for up to 172,224 preference shares are still available for grant through May 22, 2006 under the 2001 Plan.
      During 1998, the Company adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for the Company’s key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire preference shares of the Company. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one preference share.
      Stock option transactions are summarized as follows (average exercise price in euro and USD):

		Weighted	Weighted
		Average	Average
		Exercise	Exercise	Options
	Options	Price	Price	Exercisable
	(In thousands)	(In Euro)	(In $)	(In thousands)

Balance at December 31, 2002	3,615	€45.51	$47.72	1,769

Granted	622	33.16	41.88
Exercised	25	32.58	41.14
Forfeited	223	48.91	61.77

Balance at December 31, 2003	3,989	43.34	54.74	2,147

Granted	1,021	44.81	61.03
Exercised	83	33.92	46.20
Forfeited	266	46.74	63.66

Balance at December 31, 2004	4,661	43.60	59.39	2,393

Granted	1,044	62.36	73.57
Exercised	1,466	44.51	52.50
Forfeited	136	44.94	53.02

Balance at December 31, 2005	4,103	€47.88	$56.48	1,537

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The following table provides information with respect to stock options outstanding and exercisable at December 31, 2005:

		Outstanding				Exercisable

			Weighted	Weighted	Weighted		Weighted	Weighted
Range of			Average	Average	Average		Average	Average
Exercise	Range of		Remaining	Exercise	Exercise		Exercise	Exercise
Prices	Exercise Prices	Number of	Contractual	Price	Price	Number of	Price	Price
in €	in $	Options	Life	Euro	USD	Options	Euro	USD

25.01-35.00	29.50-41.29	1,154,792	6.42	€31.16	$36.76	572,967	€31.23	$36.85
35.01-45.00	41.30-53.09	1,035,044	7.75	43.40	51.20	186,221	42.51	50.14
45.01-55.00	53.10-64.88	162,365	4.79	49.60	58.52	162,365	49.60	58.52
55.01-85.00	64.90-76.68	1,176,695	7.19	56.97	67.20	501,859	57.81	68.20
65.01-90.00	76.69-106.17	573,643	8.98	70.76	83.48	113,505	73.38	86.56

		4,102,539	7.27	€47.92	$56.53	1,536,917	€46.33	$54.66

      The Company applies APB Opinion No. 25 in accounting for stock compensation and, accordingly, recognized compensation expense of $1,363 ($1,090 net of tax), $1,751, and $1,456, in 2005, 2004 and 2003. The tax effect of differences between compensation expense for financial statement and income tax purposes is recorded in income. Additional tax credits available upon exercise of non-qualified stock options are recognized as a credit to additional paid-in capital ($6,205 in 2005).
      In connection with the conversion of the Company’s preference shares into ordinary shares, holders of options to acquire preference shares had the opportunity to convert their options so that they would be exercisable to acquire ordinary shares. Holders of 234,311 options elected not to convert. Holders of 3,863,470 options converted resulting in 2,849,318 options for ordinary shares. The table below reconciles the options outstanding at December 31, 2005 to the options outstanding after the conversion. See Note 2, Transformation of Legal Form and Conversion of Preference Shares.
      Stock Options Conversion Reconciliation

Balance at December 31, 2005	4,102,539
Forfeited prior to conversion	4,758

Eligible for conversion	4,097,781
Options not converted and still available to exercise for preference shares	234,311

Options converted	3,863,470
Reduction due to impact of conversion ratios	1,014,152

Options outstanding for ordinary shares after conversion	2,849,318

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
16. Income Taxes
      Income before income taxes and minority interest is attributable to the following geographic locations:

	2005	2004	2003

Germany	$109,407	$86,702	$78,124
United States	512,697	447,197	368,382
Other	143,622	134,700	99,170

	$765,726	$668,599	$545,676

      Income tax expense (benefit) for the years ended December 31, 2005, 2004, and 2003, consisted of the following:

	2005	2004	2003

Current:
Germany	$40,386	$55,034	$51,849
United States	206,551	129,445	22,346
Other	48,133	40,316	35,505

	295,070	224,796	109,700

Deferred:
Germany	(12,990)	5,147	(1,280)
United States	27,391	34,958	102,142
Other	(723)	513	2,152

	13,678	40,619	103,014

	$308,748	$265,415	$212,714

      In 2005 and 2004, the Company is subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable.
      The German government enacted the Flood Victim Solidarity Law in September 2002 resulting in an increase of the base rate of German federal corporation income tax from 25% to 26.5% for 2003 only. The tax rate returned to 25% on January 1, 2004.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the effective trade tax rate on income before income taxes and minority interest. The respective combined tax rates are 38.44%, 38.18% and 39.53% for the fiscal years ended December 31, 2005, 2004 and 2003.

	2005	2004	2003

Expected corporate income tax expense	$294,345	$255,271	$215,706
Tax free income	(18,442)	(15,570)	(16,527)
Foreign tax rate differential	(8,431)	15,734	(2,045)
Non-deductible expenses	27,757	9,426	7,149
Taxes for prior years	20,509	10,267	13,103
Other	(6,990)	(9,713)	(4,672)

Actual income tax expense	$308,748	$265,415	$212,714

Effective tax rate	40.3%	39.7%	39.0%

      The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

	2005	2004

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$26,018	$26,289
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	29,628	30,547
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	197,244	181,080
Net operating loss carryforwards	44,249	48,170
Derivatives	3,735	53,521
Other	5,266	1,378

Total deferred tax assets	$306,140	$340,985
Less: valuation allowance	(46,146)	(44,564)

Total deferred tax assets, net of valuation allowance	$259,994	$296,421

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	2005	2004

Deferred tax liabilities:
Accounts receivable, primarily due to allowance for doubtful accounts	$9,266	$10,872
Inventory, primarily due to inventory reserve accounts for tax purposes	6,040	8,148
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	15,945	38,009
Plant and equipment, principally due to differences in depreciation	256,663	250,035
Derivatives	21,582	18,696
Other	49,893	14,574

Total deferred tax liabilities	359,389	340,334

Net deferred tax liabilities	$99,395	$43,913

      The valuation allowance was $23,229 as of January 1, 2003. The valuation allowance increased by $4,855, $16,480, and $1,582 during the years ending December 31, 2005, 2004 and 2003.
      The expiration of net operating losses is as follows:

2006	$6,334
2007	14,415
2008	10,276
2009	18,618
2010	12,355
2011	4,885
2012	4,296
2013	—
2014	2,323
2015 and thereafter	7,232
Without expiration date	47,551

Total	$128,285

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005.
      The Company provides for income taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. During the year ended December 31, 2005, the Company provided for $800 of deferred tax liabilities associated with earnings that are likely to be distributed in 2006. Provision has not been made for additional taxes

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
on $734,182 undistributed earnings of foreign subsidiaries as these earnings are considered permanently reinvested.
      Effective January 1, 2004, dividends from German subsidiaries are 95% tax-exempt, i.e. 5% of dividend income is taxable for corporate tax purposes and 5% of capital gains from the disposal of foreign and domestic shareholdings is subject to the combined corporate income and trade tax rate (tax is therefore about 2% on the capital gain). This includes any gains resulting from the reversal of previous write-downs. Capital losses on the disposal of such shareholding and write-down on the cost of investment are not tax deductible whereas, by contrast, 5% of the income from reversing write-downs is subject to taxation. Management does not anticipate that these rules will result in significant additional income tax expense in future fiscal years.
17. Operating Leases
      The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2017. Rental expense recorded for operating leases for the years ended December 31, 2005, 2004 and 2003 was $334,947, $322,939, and $303,060, respectively.
      At December 31, 2004, the Company acquired dialysis machines that were previously sold in sale-lease back transactions. The machines were acquired for approximately $29,000 and are included in capital expenditures in the accompanying consolidated statement of cash flows.
      In December 2003, the Company exercised an option to terminate an operating lease for certain manufacturing equipment in its Ogden, Utah, North American facility. The equipment was purchased for approximately $66,000 and is reflected as a capital expenditure in the accompanying consolidated statement of cash flows.
      Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2005 and thereafter are:

2006	$251,627
2007	199,121
2008	164,067
2009	134,455
2010	103,972
Thereafter	341,520

$1,194,762

18. Legal Proceedings
Commercial Litigation
      The Company was originally formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; and that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993.
      In October 2004, W.R. Grace & Co. obtained bankruptcy court approval to settle its COLI claims with the Service. In January 2005, W.R. Grace & Co., FMCH and Sealed Air Corporation executed a settlement agreement with respect to the Service’s COLI-related claims and other tax claims. On April 14, 2005, W.R. Grace & Co. paid the Service approximately $90 million in connection with taxes owed for the tax periods 1993 to 1996 pursuant to a bankruptcy court order directing W.R. Grace & Co. to make such payment. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates had agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. final bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. Both parties have filed multiple dispositive motions, some of which have been decided by the court. Trial is currently scheduled for June 2006. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      For information regarding the settlement of shareholder litigation that challenged the resolutions approving the Company’s transformation of legal form and the conversion of preference shares to ordinary shares, see Note 2, Transformation of Legal Form and Conversion of preference Shares.
Other Litigation and Potential Exposures
      In April 2005, FMCH received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoena requires production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and anemia management programs. The Company is cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
      In October 2004, FMCH and its Spectra Renal Management subsidiary received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to the FMCH’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual (See Note 8).
19. Financial Instruments
Market Risk
      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
hedging transactions with highly rated financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.
      The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.
Foreign Exchange Risk Management
      The Company conducts business on a global basis in various currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements.
      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. The Company employs, to a limited extent, financial deriviaives to hedge its currency exposure. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency exposure.
      Changes in the fair value of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax losses of $4,307 ($6,164 pretax) for the year ended December 31, 2005 are deferred in accumulated other comprehensive income and will mainly be reclassified into earnings during 2006. During 2005, the Company reclassified after tax gains of $230 ($361 pretax) from accumulated other comprehensive income (loss) into the statement of operations. As of December 31, 2005, the Company had purchased foreign exchange derivatives with a maximum maturity of 16 months to hedge its exposure to the variability in future cash flows associated with forecasted product purchases.
      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges associated with foreign currency denominated intercompany financing transactions are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of selling, general and administrative expenses and interest expense in the same period in which the hedged transactions affect earnings.
      The Company also entered into foreign exchange swaps with a fair value of approximately $4,720 as of December 31, 2005 to hedge its exposure from foreign currency denominated intercompany loans. No hedge accounting is applied to these foreign exchange swaps. Accordingly, the foreign exchange swaps are recognized as assets and liabilities and changes in fair values are charged to earnings.
      The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Interest Rate Risk Management
      The Company enters into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from long-term debt and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates or (b) hedge the fair value of parts of its fixed interest rate borrowings. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.
Cash Flow Hedges of Variable Rate Debt
      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments mainly denominated in U.S. dollars into fixed interest rate payments. Those swap agreements, which expire at various dates between 2006 and 2009, effectively fix the Company’s variable interest rate exposure on the majority of its U.S. dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an average interest rate of 5.26%. After taxes losses of $7,073 ($11,732 pretax) for the year ended December 31, 2005, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. There are losses of $1,597 ($2,605 pretax) due to hedge ineffectiveness. At December 31, 2005, the notional amount of these swaps was $800,000.
      In conjunction with the proposed acquisition of RCG and the forecasted variable rate based interest payments for its financing, the Company has entered into forward starting interest rate swaps in the notional amount of $2,465,000. These instruments, designated as cash flow hedges, effectively convert forecasted variable rate based interest payments into fixed rate based interest payments with an average fixed rate of 4.32% plus an applicable margin. These swaps are denominated in U.S. dollars and expire at various dates between 2008 and 2012. After tax gains of $30,465 ($49,488 pretax) for the year ended December 31, 2005 are deferred in accumulated other comprehensive income. There is no significant impact on earnings due to hedge ineffectiveness.
Fair Value Hedges of Fixed Rate Debt
      The Company enters into interest rate swap agreements that are designated as fair value hedges to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II trust preferred securities (see note 11) denominated in U.S. dollars into variable interest rate payments. Since the critical terms of the interest rate swap agreements are identical to the terms of Fresenius Medical Capital Trust II trust preferred securities, the hedging relationship is highly effective and no ineffectiveness is recognized in earnings. The interest rate swap agreements are reported at fair value in the balance sheet. The reported amount of the hedged portion of fixed rate trust preferred securities includes an adjustment representing the change in fair value attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and trust preferred securities offset each other in the income statement. At December 31, 2005, the notional volume of these swaps was $450,000.
      The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of interest rate derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Fair Value of Financial Instruments
      The following table presents the carrying amounts and fair values of the Company’s financial instruments at December 31, 2005 and 2004.

	2005		2004

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(in thousands)
Non-derivatives
Assets
Cash and cash equivalents	$85,077	$85,077	$58,966	$58,966
Receivables	1,469,933	1,469,933	1,462,847	1,462,847

Liabilities
Accounts payable	309,255	309,255	305,996	305,996
Long term debt, excluding Euro-notes	597,429	597,429	600,719	600,719
Trust Preferred Securities	1,187,864	1,285,319	1,278,760	1,436,306
Notes	235,940	236,326	175,030	176,090

Derivatives
Foreign exchange contracts	(2,939)	(2,939)	16,980	16,980
Dollar interest rate hedges	21,830	21,830	(48,093)	(48,093)
Yen interest rate hedges	(201)	(201)	(381)	(381)
      The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions, except for derivatives, which are included in other assets or other liabilities.
Estimation of Fair Values
      The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:
      Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, accounts payable and income taxes payable and short-term borrowings.
      The long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest at a variable rate which reflects actual money market conditions, plus specific margins which represent Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the 2003 Senior Credit Agreement.
      The fair values of the Trust Preferred Securities and the Euro Notes are based upon market quotes.
      Trader quotes are available for all of the Company’s derivatives.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
20. Other Comprehensive Income (Loss)
      The changes in the components of other comprehensive income (loss) for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2005			2004			2003

		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive (loss) income relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$72,440	$(28,653)	$43,787	$(36,192)	$13,638	$(22,554)	$28,237	$(11,114)	$17,123
Reclassification adjustments	(1,243)	584	(659)	(9,906)	3,449	(6,457)	8,091	(3,185)	4,906

Total other comprehensive (loss) income relating to cash flow hedges:	71,197	(28,069)	43,128	(46,098)	17,087	(29,011)	36,328	(14,299)	22,029

Foreign-currency translation adjustment	(104,723)	—	(104,723)	144,784	—	144,784	200,578	—	200,578

Minimum pension liability	(19,996)	7,747	(12,249)	(16,507)	6,605	(9,902)	(23,391)	9,341	(14,050)

Other comprehensive income (loss)	$(53,522)	$(20,322)	$(73,844)	$82,179	$23,692	$105,871	$213,515	$(4,958)	$208,557

21. Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and providing perfusion, therapeutic apheresis and autotransfusion services. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments. For management reporting purposes, the Company transferred its Mexico operations from its International segment to its North American segment beginning January 1, 2005 and reclassified the Mexico operations and assets for the comparative periods of 2004 and 2003.
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      Information pertaining to the Company’s business segments is set forth below:

	North		Segment
	America	International	Total	Corporate	Total

2005
Net revenue external customers	$4,577,379	$2,194,440	$6,771,819	$—	$6,771,819
Inter — segment revenue	1,327	54,449	55,776	(55,776)	—

Total net revenue	4,578,706	2,248,889	6,827,595	(55,776)	6,771,819

Depreciation and amortization	(139,747)	(109,812)	(249,559)	(1,893)	(251,452)

Operating Income	643,917	362,134	1,006,051	(67,133)	938,918

Segment assets	5,634,985	2,216,630	7,851,615	131,485	7,983,100
Capital expenditures and acquisitions(1)	252,822	187,030	439,852	70	439,922
2004
Net revenue external customers	$4,248,216	$1,979,786	$6,228,002	$—	$6,228,002
Inter — segment revenue	1,602	39,004	40,606	(40,606)	—

Total net revenue	4,249,818	2,018,790	6,268,608	(40,606)	6,228,002

Depreciation and amortization	(128,532)	(102,137)	(230,669)	(1,917)	(232,586)

Operating Income	587,400	300,291	887,691	(35,346)	852,345

Segment assets	5,539,631	2,366,277	7,905,908	55,633	7,961,541
Capital expenditures and acquisitions(2)	230,150	152,820	382,970	255	383,225
2003
Net revenue external customers	$3,877,807	$1,649,702	$5,527,509	$—	$5,527,509
Inter — segment revenue	1,520	36,357	37,877	(37,877)	—

Total net revenue	3,879,327	1,686,059	5,565,386	(37,877)	5,527,509

Depreciation and amortization	(122,201)	(92,188)	(214,389)	(1,989)	(216,378)

Operating Income	527,523	258,529	786,052	(28,617)	757,435

Segment assets	5,349,521	2,108,951	7,458,472	44,848	7,503,320
Capital expenditures and acquisitions(3)	222,024	161,410	383,434	16	383,450

(1)	North America and International acquisitions exclude $260 and $9,031, respectively, of non-cash acquisitions for 2005.

(2)	International acquisitions exclude $15,479 of non-cash acquisitions for 2004.

(3)	North America and International acquisitions exclude $3,995 and $5,065, respectively, of non-cash acquisitions for 2003.

	2005	2004	2003

Reconciliation of measures to consolidated totals
Total operating income of reporting segments	1,006,051	887,691	786,052
Corporate expenses	(67,133)	(35,346)	(28,617)
Interest income	18,187	13,418	19,089
Interest expense	(191,379)	(197,164)	(230,848)

Total income before income taxes and minority interest	$765,726	$668,599	$545,676

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		United	Rest of the
	Germany	States	World	Total

2005
Net revenue external customers	$288,923	$4,577,379	$1,905,517	$6,771,819
Long-lived assets	157,362	4,372,453	906,220	5,436,035
2004
Net revenue external customers	$288,526	$4,248,216	$1,691,260	$6,228,002
Long-lived assets	169,981	4,277,319	956,860	5,404,160
2003
Net revenue external customers	$245,983	$3,877,807	$1,403,719	$5,527,509
Long-lived assets	148,375	4,166,660	862,545	5,177,580
22. Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	2005	2004	2003

Supplementary cash flow information:
Cash paid for interest	$180,853	$201,380	$208,429

Cash paid for income taxes	$380,764	$198,983	$141,278

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$149,189	$148,324	$152,570
Liabilities assumed	18,161	12,957	46,685
Minorities	(5,017)	—	—
Transaction under common control with Fresenius AG	—	—	1,469
Notes assumed in connection with acquisition	9,291	15,479	9,060

Cash paid	126,754	119,888	95,356
Less cash acquired	1,601	15,395	3,166

Net cash paid for acquisitions	$125,153	$104,493	$92,190

23. Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC-AG & Co. KGaA, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMC-AG & Co. KGaA, and by FMCH, a substantially wholly-owned subsidiary of FMC-AG & Co. KGaA (D-GmbH and FMCH being “Guarantor Subsidiaries”). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated notes denominated in euro and Deutschmark held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively (see Note 9). The following combining financial information for the Company is as of December 31,

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
2005 and 2004 and for the year ended December 31, 2005, 2004 and 2003, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMC-AG & Co. KGaA and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning FMCH and D-GmbH are not presented herein because management believes that they are not material to investors.

	For the Year Ended December 31, 2005

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,059,401	$—	$7,010,734	$(1,298,316)	$6,771,819
Cost of revenue	—	664,871	—	5,058,548	(1,284,265)	4,439,154

Gross profit	—	394,530	—	1,952,186	(14,051)	2,332,665

Operating (income) expenses:
Selling, general and administrative	(14,805)	135,899	—	1,075,777	145,921	1,342,792
Research and development	3,271	32,702	—	14,982		50,955

Operating income (loss)	11,534	225,929	—	861,427	(159,972)	938,918

Other (income) expense:
Interest, net	35,391	11,750	51,981	112,199	(38,129)	173,192
Other, net	(525,497)	131,392	(294,649)	—	688,754	—

Income before income taxes and minority interest	501,640	82,787	242,668	749,228	(810,597)	765,726
Income tax expense (benefit)	46,688	79,606	(20,792)	286,629	(83,383)	308,748

Income (loss) before minority interest	454,952	3,181	263,460	462,599	(727,214)	456,978
Minority interest	—	—	—	—	2,026	2,026

Net income (loss)	$454,952	$3,181	$263,460	$462,599	$(729,240)	$454,952

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2004

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$967,981	$—	$7,086,578	$(1,826,557)	$6,228,002
Cost of revenue	—	618,147	—	5,344,614	(1,820,644)	4,142,117

Gross profit	—	349,834	—	1,741,964	(5,913)	2,085,885

Operating expenses:
Selling, general and administrative	98,025	144,952	—	1,068,900	(129,701)	1,182,176
Research and development	2,455	33,610	—	15,299		51,364

Operating (loss) income	(100,479)	171,272	—	657,764	123,788	852,345

Other (income) expense:
Interest, net	36,777	13,367	62,189	104,768	(33,355)	183,746
Other, net	(592,166)	101,430	(286,567)	—	777,303	—

Income before income taxes and minority interest	454,909	56,475	224,378	552,997	(620,160)	668,599
Income tax expense (benefit)	52,912	58,815	(24,876)	237,413	(58,849)	265,415

Income (loss) before minority interest	401,998	(2,340)	249,254	315,584	(561,311)	403,184
Minority interest	—	—	—	—	1,186	1,186

Net income (loss)	$401,998	$(2,340)	$249,254	$315,584	$(562,497)	$401,998

	For the Year Ended December 31, 2003

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$823,632	$—	$5,630,923	$(927,046)	$5,527,509
Cost of revenue	—	520,605	—	4,098,272	(920,271)	3,698,606

Gross profit	—	303,027	—	1,532,651	(6,775)	1,828,903

Operating expenses:
Selling, general and administrative	(645,049)	114,074	—	883,745	669,011	1,021,781
Research and development	1,857	34,527	—	13,303	—	49,687

Operating income (loss)	643,192	154,426	—	635,603	(675,786)	757,435

Other (income) expense:
Interest, net	35,157	11,918	63,512	138,110	(36,938)	211,759
Other, net	229,988	83,283	(251,564)	—	(61,707)	—

Income before income taxes and minority interest	378,047	59,225	188,052	497,493	(577,141)	545,676
Income tax expense (benefit)	46,867	58,320	(25,405)	193,596	(60,664)	212,714

Income (loss) before minority interest	331,180	905	213,457	303,898	(516,477)	332,962
Minority interest	—	—	—	—	1,782	1,782

Net income (loss)	$331,180	$905	$213,457	$303,898	$(518,259)	$331,180

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2005

		Guarantor
		Subsidiaries
	FMC - AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$26	$—	$82,558	$2,492	$85,077
Trade accounts receivable, less allowance for doubtful accounts	—	108,426	—	1,361,507	—	1,469,933
Accounts receivable from related parties	852,926	338,097	216,337	1,248,942	(2,622,418)	33,884
Inventories	—	113,359	—	371,638	(54,104)	430,893
Prepaid expenses and other current assets	17,399	12,329	13	231,734	115	261,590
Deferred taxes	—		—	163,975	15,586	179,561

Total current assets	870,326	572,237	216,350	3,460,354	(2,658,329)	2,460,938
Property, plant and equipment, net	157	86,386	—	1,174,252	(45,037)	1,215,758
Intangible assets	970	12,220	—	572,499	—	585,689
Goodwill	—	3,227	—	3,453,650	—	3,456,877
Deferred taxes	—	4,562	—	27,994	3,093	35,649
Other assets	4,552,128	811,728	3,812,542	(829,742)	(8,118,467)	228,189

Total assets	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

Current liabilities:
Accounts payable	$19	$13,401	$—	$187,897	$—	$201,317
Accounts payable to related parties	1,059,718	160,884	882,439	1,397,213	(3,392,316)	107,938
Accrued expenses and other current liabilities	22,205	92,545	775	731,208	(7,965)	838,768
Short-term borrowings	33	—	—	151,080	—	151,113
Short-term borrowings from related parties	18,757	1,752	—	—	(1,752)	18,757
Current portion of long-term debt and capital lease obligations	968	826	100,000	24,475	—	126,269
Income tax payable	15,106	—	—	81,593	23,439	120,138
Deferred taxes	2,489	3,735	—	34,266	(26,550)	13,940

Total current liabilities	1,119,295	273,143	983,214	2,607,732	(3,405,144)	1,578,240
Long term debt and capital lease obligations, less current portion	294,131	590	561,229	651,297	(800,147)	707,100
Long term borrowings from related parties	3,720	180,951	—	—	(184,671)	—
Other liabilities	419	5,013	—	89,112	17,874	112,418
Pension liabilities	2,578	75,880	—	42,680	(12,436)	108,702
Deferred taxes	29,732		—	235,538	35,395	300,665
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,187,864	—	1,187,864
Minority interest	—	—	7,412	—	6,993	14,405

Total liabilities	1,449,875	535,577	1,551,855	4,814,223	(4,342,136)	4,009,394
Shareholders’ equity:	3,973,706	954,783	2,477,037	3,044,784	(6,476,604)	3,973,706

Total liabilities and shareholders’ equity	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2004

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$2,152	$35	$—	$56,779	$—	$58,966
Trade accounts receivable, less allowance for doubtful accounts	—	110,204	—	1,353,422	(779)	1,462,847
Accounts receivable from related parties	763,089	325,731	213,337	1,792,810	(3,043,207)	51,760
Inventories	—	125,952	—	374,560	(57,593)	442,919
Prepaid expenses and other current assets	7,347	12,254	22	224,071	399	244,093
Deferred taxes	—		—	166,970	18,415	185,385

Total current assets	772,588	574,176	213,359	3,968,612	(3,082,765)	2,445,970
Property, plant and equipment, net	227	100,496	—	1,121,290	(40,086)	1,181,927
Intangible assets	333	16,384	—	585,331	—	602,048
Goodwill	—	3,726	—	3,441,426	—	3,445,152
Deferred taxes	—		—	32,613	25,510	58,123
Other assets	4,990,303	925,105	3,520,453	522,915	(9,730,455)	228,321

Total assets	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541

Current liabilities:
Accounts payable	$205	$16,374	$—	$175,973	$—	$192,552
Accounts payable to related parties	1,682,729	359,869	842,204	1,290,323	(4,061,681)	113,444
Accrued expenses and other current liabilities	15,800	79,530	541	652,379	(7,175)	741,075
Short-term borrowings	38	—	—	419,110	—	419,148
Short-term borrowings from related parties	—	—	—	5,766	—	5,766
Current portion of long-term debt and capital lease obligations	770	1,145	25,000	203,264	—	230,179
Income tax payable	127,331	—	—	102,551	648	230,530
Deferred taxes	990	4,178	—	35,962	(35,971)	5,159

Total current liabilities	1,827,863	461,096	867,745	2,885,328	(4,104,179)	1,937,853
Long term debt and capital lease obligations, less current portion	248,427	—	650,029	507,847	(860,733)	545,570
Long term borrowings from related parties	4,295	—	—	—	(4,295)	—
Other liabilities	41,111	5,834	—	93,839	15,338	156,122
Pension liabilities	1,049	60,084	—	58,333	(11,341)	108,125
Deferred taxes	5,890	2,376	—	239,162	34,833	282,261
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,278,760	—	1,278,760
Minority interest	—	—	7,412	—	10,622	18,034

Total liabilities	2,128,635	529,390	1,525,186	5,063,269	(4,919,755)	4,326,725
Shareholders’ equity:	3,634,816	1,090,497	2,208,626	4,608,918	(7,908,041)	3,634,816

Total liabilities and shareholders’ equity	$5,763,451	$1,619,887	$3,733,812	$9,672,187	$(12,827,796)	$7,961,541