Form 20-F/A
period 2005-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2006-03-06
CIK 1333141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
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
Yes ☐    No ☑

This amended Annual Report on Form 20-F/A amends the Form 20-F dated March 2, 2006 to include certain material in Note 23 and the Financial Statement Schedule, which were inadvertently omitted during input to the Edgar electronic filing system.

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
      Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the “Registrant”) is filing the following exhibits:
      1.1   Articles of Association (Satzung) of the Registrant. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).
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
      2.3   Pooling Agreement dated February 13, 2006 by and between Fresenius AG, Fresenius Medical Care Management AG and the individuals acting from time to time as Independent Directors. (Incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).
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
      4.17 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit No. 10.17 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558
      4.18 Dialysis Organization Agreement, effective January 1, 2006 between Amgen USA Inc. and National Medical Care, Inc. (Incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006). (1)
      4.19 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH’s Current Report on Form 8-K dated January 21, 2000).
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
      14.1 Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (Incorporated by reference to Exhibit 14.1 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).

(1)	Confidential treatment has been requested as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES
      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
      DATE: March 6, 2005

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

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2005

		Guarantor
		Subsidiaries
	FMC - AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$454,952	$3,181	$263,460	$462,599	$(729,240)	$454,952
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(228,488)	—	(294,649)	—	523,137	—
Settlement of shareholder proceedings				—	7,335	7,335
Depreciation and amortization	1,893	31,967	—	232,749	(15,157)	251,452
Change in deferred taxes, net	7,836	(528)	—	(5,138)	(5,845)	(3,675)
(Gain) loss on investments	(48,373)	—	—	—	48,373	—
Write-up of loans from related parties	(17,276)	—	—	—	17,276	—
Loss on sale of fixed assets	—	284	—	3,681	—	3,965
Compensation expense related to stock options	1,363	—	—	—	—	1,363
Cash inflow from hedging	—	(1,339)	—	1,339	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:					—
Trade accounts receivable, net	—	(14,645)	—	(48,929)		(63,574)
Inventories	—	(4,507)	—	(7,069)	1,765	(9,811)
Prepaid expenses and other current and non-current assets	4,738	4,490	3,320	(119,397)	65,813	(41,036)
Accounts receivable from/ payable to related parties	(72,755)	(26,544)	37,235	16,225	55,435	9,596
Accounts payable, accrued expenses and other current and non-current liabilities	8,749	33,639	234	104,596	1,517	148,735
Income tax payable	(100,380)	—	(20,792)	31,883	291	(88,998)

Net cash provided by (used in) operating activities	12,259	25,998	(11,192)	672,539	(29,300)	670,304

Investing Activities:
Purchases of property, plant and equipment	(90)	(27,649)	—	(311,157)	24,127	(314,769)
Proceeds from sale of property, plant and equipment	—	1,417	—	16,010	—	17,427
Disbursement of loans to related parties	(64,349)	125	25,512	—	38,712	—
Acquisitions and investments, net of cash acquired	(49,087)	—	—	(99,938)	23,872	(125,153)

Net cash (used in) provided by investing activities	(113,526)	(26,107)	25,512	(395,085)	86,711	(422,495)

Financing Activities:
Short-term borrowings, net	17,298	1,151	—	(35,538)	—	(17,089)
Long-term debt and capital lease obligations, net	137,766	—	(13,800)	9,870	(38,712)	95,124
Increase of accounts receivable securitization program	—	(1,045)	—	(240,720)	—	(241,765)
Proceeds from exercise of stock options	80,366	—	—	(422)	—	79,944
Dividends paid	(137,487)	—	—	(5,320)	5,320	(137,487)
Capital increase (decrease) of Non-Guarantor-Subsidiaries	—	—	—	23,872	(23,872)	—
Change in minority interest	—	—	(520)	—	2,026	1,506

Net cash provided by (used in) financing activities	97,943	106	(14,320)	(248,258)	(55,238)	(219,767)

Effect of exchange rate changes on cash and cash equivalents	1,173	(3)	—	(3,420)	319	(1,931)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,151)	(6)	—	25,776	2,492	26,111
Cash and cash equivalents at beginning of period	2,152	32	—	56,782	—	58,966

Cash and cash equivalents at end of period	$1	$26	$—	$82,558	$2,492	$85,077

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2004

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$401,998	$(2,340)	$249,254	$315,583	$(562,497)	$401,998
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(400,655)	—	(286,567)	—	687,222	—
Depreciation and amortization	1,917	28,034	—	214,661	(12,027)	232,585
Change in deferred taxes, net	636	(4,241)	—	34,379	3,507	34,281
Loss (gain) on investments	72,100	—	—	9,287	(81,387)	—
(Gain) loss on sale of fixed assets	—	(301)	—	1,036	—	735
Compensation expense related to stock options	1,751	—	—	—	—	1,751
Cash inflow from hedging	2,928	116	—	11,470	—	14,514
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(2,142)	—	(5,744)	—	(7,886)
Inventories	—	9,870	—	16,214	1,161	27,245
Prepaid expenses and other current and non-current assets	(3,039)	5,870	658	119,533	(52,989)	70,033
Accounts receivable from/ payable to related parties	(4,471)	4,882	37,235	(39,766)	(20,566)	(22,686)
Accounts payable, accrued expenses and other current and non-current liabilities	1,680	(3,935)	(1,788)	38,838	1,362	36,157
Income tax payable	24,353	—	(24,876)	39,639	—	39,116

Net cash provided by (used in) operating activities	99,198	35,813	(26,084)	755,130	(36,214)	827,843

Investing Activities:
Purchases of property, plant and equipment	(251)	(36,332)	—	(259,097)	16,948	(278,732)
Proceeds from sale of property, plant and equipment	—	1,617	—	16,741	—	18,358
Disbursement of loans to related parties	29,666	108	454,404	—	(484,178)	—
Acquisitions and investments, net of cash acquired	(4,146)	—	—	(103,863)	3,516	(104,493)

Net cash provided by (used in) investing activities	25,269	(34,607)	454,404	(346,219)	(463,714)	(364,867)

Financing activities:
Short-term borrowings, net	(25)	—	—	(40,802)	—	(40,827)
Long-term debt and capital lease obligations, net	(2,073)	(1,471)	(427,800)	(523,596)	484,178	(470,762)
Increase of accounts receivable securitization program	—	—	—	177,767	—	177,767
Proceeds from exercise of stock options	3,622	—	—	—	—	3,622
Dividends paid	(122,106)	—	—	(16,870)	16,870	(122,106)
Capital Increase (decrease) of Non-Guarantor-Subsidiaries	—	—	—	3,480	(3,480)	—
Change in minority interest	—	—	(520)	(276)	1,185	389

Net cash (used in) provided by financing activities	(120,582)	(1,471)	(428,320)	(400,297)	498,753	(451,917)

Effect of exchange rate changes on cash and cash equivalents	(1,736)	—	—	41	1,175	(520)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	2,149	(265)	—	8,655	—	10,539
Cash and cash equivalents at beginning of period	3	300	—	48,124	—	48,427

Cash and cash equivalents at end of period	$2,152	$35	$—	$56,779	$—	$58,966

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2003

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMS AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$331,180	$905	$213,457	$303,897	$(518,259)	$331,180
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	386,166	—	(251,564)	—	(134,602)	—
Depreciation and amortization	1,989	26,995	—	196,831	(9,438)	216,377
Change in deferred taxes, net	1,898	(356)	—	96,630	(6,860)	91,312
Gain on sale of investments	(666,779)	(97)	—	—	666,876	—
Loss (gain) on sale of fixed assets	—	312	—	(362)	—	(50)
Compensation expense related to stock options	1,456	—	—	—	—	1,456
Cash Inflow from Hedging	109,108	—	—	22,546	—	131,654
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	19,688	—	33,875	—	53,563
Inventories	—	(12,252)	—	(19,892)	9,151	(22,993)
Prepaid expenses and other current and non-current assets	2,659	3,691	3,524	51,061	(780)	60,155
Accounts receivable from/ payable to related parties	37,089	(12,005)	37,235	178	(55,298)	7,199
Accounts payable, accrued expenses and other current and non-current liabilities	1,198	7,473	2,328	(104,212)	897	(92,316)
Income tax payable	(16,571)	—	(25,405)	18,458	—	(23,518)

Net cash provided by (used in) operating activities	189,393	34,354	(20,425)	599,010	(48,313)	754,019

Investing Activities:
Purchases of property, plant and equipment	(16)	(28,781)	—	(272,004)	9,541	(291,260)
Proceeds from sale of property, plant and equipment	1	2,655	—	12,170	—	14,826
Disbursement of loans to related parties	(18,631)	—	(623,756)	—	642,387	—
Acquisitions and investments, net of cash acquired	(62,829)	(6,232)	—	(76,712)	53,583	(92,190)

Net cash (used in) provided by investing activities	(81,475)	(32,358)	(623,756)	(336,546)	705,511	(368,624)

Financing activities:
Short-term borrowings, net	41	—	—	(27,274)	—	(27,233)
Long-term debt and capital lease obligations, net	(6,077)	(1,889)	653,607	10,683	(642,387)	13,937
Decrease of accounts receivable securitization program	—	—	—	(287,251)	—	(287,251)
Proceeds from exercise of stock options	1,600	—	—	—	—	1,600
Dividends paid	(107,761)	—	—	(39,202)	39,202	(107,761)
Redemption of Series D Trust Preferred Stock of subsidiary	—	—	(8,906)	—	—	(8,906)
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	60,342	(60,342)	—
Change in minority interest	—	—	(520)	(1,528)	1,782	(266)

Net cash (used in) provided by financing activities	(112,197)	(1,889)	644,181	(284,231)	(661,745)	(415,880)

Effect of exchange rate changes on cash and cash equivalents	3,794	42	—	5,736	4,547	14,119

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(485)	149	—	(16,031)	—	(16,366)
Cash and cash equivalents at beginning of period	488	151	—	64,154	—	64,793

Cash and cash equivalents at end of period	$4	$300	$—	$48,124	$—	$48,427

Schedule II
FRESENIUS MEDICAL CARE AG & Co. KGaA
(Formerly Fresenius Medical Care AG)
Financial Statement Schedule
(in thousands, except share data)

		(Addition)	(Reduction)
	Balance at	Charge to	Deductions/	Balance at
	Beginning	Costs and	Write-offs/	End of
	of Period	Expenses	Recoveries	Period

Allowance for doubtful accounts:
Year ended December 31, 2005	$179,917	$140,799	$144,148	$176,568
Year ended December 31, 2004	$166,385	$131,257	$117,725	$179,917
Year ended December 31, 2003	$159,763	$115,238	$108,616	$166,385

S-1