Form 20-F
period 2006-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2007-02-23
CIK 1333141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
     SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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
         Preference Shares, no par value: 1,237,145
         Ordinary Shares, no par value: 97,149,891
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
Yes ☐    No ☑

i

INTRODUCTION
Forward Looking Statements
      This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods. These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	dependence on government reimbursements for dialysis services;

•	a possible decline in EPO utilization or EPO reimbursement;

•	the outcome of ongoing government investigations

•	the influence of private insurers and managed care organizations and healthcare reforms;

•	our ability to remain competitive in our markets;

•	product liability risks and patent litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.
      When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. Important factors that could contribute to such differences are noted in this report under “Risk Factors”, “Business Overview” in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8.A.7. Legal Proceedings.” These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigations by the Department of Justice, Eastern District of New York and the U.S. Attorney for the Eastern District of Missouri, and changes to pharmaceutical utilization patterns.
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
Selected Financial Data
      The following table summarizes the consolidated financial information for our business for each of the years 2006 through 2002. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, audited these financial statements. Statements of operations data for 2006 include the results of Renal Care Group, Inc., and related financing costs from April 1, 2006; balance sheet data at December 31, 2006 include the assets and liabilities of Renal Care Group, Inc. and the debt incurred to finance the acquisition of Renal Care Group, Inc. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under “Item 5. Operating and Financial Review and Prospects”.

	2006		2005	2004	2003	2002

	(In millions)
Statement of Operations Data:
Net revenues	$8,499		$6,772	$6,228	$5,528	$5,084
Cost of revenues(1)	5,621		4,564	4,266	3,793	3,494

Gross profit	2,878		2,208	1,962	1,735	1,590
Selling, general and administrative(1)	1,549		1,218	1,059	928	848
Gain on sale of dialysis clinics	(40)		—	—	—	—
Research and development	51		51	51	50	47

Operating income	1,318		939	852	757	695
Interest expense, net	351		173	183	211	226

Income before income taxes	967		766	669	546	469
Net income	$537		$455	$402	$331	$290

Weighted average of:
Preference shares outstanding	1,191,792		26,789,816	26,243,059	26,191,011	26,185,178
Ordinary shares outstanding	96,873,968		70,000,000	70,000,000	70,000,000	70,000,000
Basic earnings per Ordinary share	$5.47		$4.68	$4.16	$3.42	$3.00
Fully diluted earnings per Ordinary share	5.44		4.64	4.14	3.42	3.00
Basic earnings per Preference share	5.55		4.75	4.23	3.49	3.06
Fully diluted earnings per Preference share	5.52		4.72	4.21	3.49	3.06
Basic earnings per Ordinary ADS	1.82		1.56	1.39	1.14	1.00
Fully diluted earnings per Ordinary ADS	1.81		1.55	1.38	1.14	1.00
Basic earnings per Preference ADS	1.85		1.58	1.41	1.16	1.02
Fully diluted earnings per Preference ADS	1.84		1.57	1.40	1.16	1.02
Dividends declared per Ordinary share (€)(a)	1.41	(b)	1.23	1.12	1.02	0.94
Dividends declared per Preference share (€) (a)	1.47	(b)	1.29	1.18	1.08	1.00
Dividends declared per Ordinary share ($)(a)	—		1.57	1.41	1.25	1.10
Dividends declared per Preference share ($) (a)	—		1.65	1.48	1.32	1.17

	2006	2005	2004	2003	2002

	(In millions)
Balance Sheet Data
Working capital	$1,036	$883	$508	$794	$526
Total assets	13,045	7,983	7,962	7,503	6,780
Total long-term debt	5,083	1,895	1,824	2,354	2,234
Shareholders’ equity	4,870	3,974	3,635	3,244	2,807
Capital Stock — Preference shares — Nominal Value	3	74	70	70	70
Capital Stock — Ordinary shares — Nominal Value	303	229	229	229	229

(1)	Certain items in prior years have been reclassified to conform with the current periods presentation. The reclassifications include $125 million for 2005, $124 million for 2004, $94 million for 2003 and $66 million for 2002 relating to rents for clinics which were removed from selling, general and administrative expenses for the International segment and included in cost of revenue for dialysis care.

(a)	Amounts shown for each year from 2002 to 2006 represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our Annual General Meeting.

(b)	Our general partner’s Management Board has proposed dividends for 2006 of €1.41 per Ordinary share and €1.47 per Preference share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 15, 2006.
RISK FACTORS
      Before you invest in our ordinary or preference shares, you should be aware that the occurrence of any of the events described in the following risk factors, elsewhere in or incorporated by reference into this report and other events that we have not predicted or assessed could have a material adverse effect on our results of operations, financial condition and business. If the events described below or other unpredicted events occur, then the trading price of our shares could decline and you may lose all or part of your investment.
Risks Relating to Litigation and Regulatory Matters.
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
      Our operations in both our provider business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

•	the quality, safety and efficacy of medical and pharmaceutical products and supplies;

•	the operation of manufacturing facilities, laboratories and dialysis clinics;

•	accurate reporting and billing for government and third-party reimbursement; and

•	compensation of medical directors and other financial arrangements with physicians and other referral sources.
      Failure to comply with one or more of these laws or regulations, may give rise to a number of legal consequences. These include, in particular, monetary and administrative penalties, increased costs for compliance with government orders, complete or partial exclusion from government reimbursement programs or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition and results of operations.
      The Company’s pharmaceutical products are subject to detailed, rigorous and continually changing regulation by the U.S. Food and Drug Administration (“FDA”), and numerous other national, supranational, federal and state authorities. These include, among other things, regulations regarding manufacturing practices, product labeling, quality control, quality assurance, advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. In addition to the Company’s facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of supplies. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of the Company’s products and criminal prosecution. These actions could result in, among other things, substantial modifications to the Company’s business practices and operations; refunds, recalls or seizures of the Company’s products; a total or partial shutdown of production in its suppliers’ facilities while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company’s business and have a material adverse effect on the Company’s revenues, profitability and financial condition.
      Fresenius Medical Care Holdings, Inc. (“FMCH”), our principal North American subsidiary, is party to a corporate integrity agreement with the U.S. government. This agreement, which was signed on January 18, 2000 in conjunction with a settlement of claims previously asserted against FMCH, requires that FMCH maintain a comprehensive compliance program, including a staff of sufficient compliance personnel, a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude FMCH and its subsidiaries from participation in U.S. federal health care programs (in particular, Medicare and Medicaid) if there is a material breach of the agreement that FMCH does not cure within thirty days after FMCH receives written notice of the breach. We derive approximately 38% of our consolidated revenue from U.S. federal health care benefit programs. Consequently, if FMCH commits a material breach of the corporate integrity agreement that results in the exclusion of FMCH or its subsidiaries from continued participation in those programs, it would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations.
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
      In 2004, FMCH and its Spectra Renal Management subsidiary and RCG received subpoenas from the U.S. Department of Justice, Eastern District of New York, in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      On April 1, 2005, FMCH was served with a subpoena from the office of the United States Attorney for the Eastern District of Missouri in connection with a joint civil and criminal investigation of our company. On August 9, 2005, RCG was served with a similar subpoena. The subpoenas require production of a broad range of documents relating to our operations, including documents related to, among other things, clinical quality programs, business development activities, medical director compensation and physician relations, joint ventures and our anemia management program. The subpoenas cover the period from December 1, 1996 through the present. We are unable to predict whether proceedings might be initiated against us, when the investigation might be concluded or what the impact of this joint investigation might be on our business, financial condition and results of operations.

A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit
      For the twelve months ended December 31, 2006, approximately 38% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. In December 2003, the Medicare Prescription Drug Modernization and Improvement Act was enacted. For information regarding the effects of this legislation on reimbursement rates, see Item 4.B, “Information on the Company — Business Overview Regulatory and Legal Matters — Reimbursement.”
A reduction in reimbursement for or a change in the utilization of EPO could materially reduce our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for EPO could reduce our revenues
      Reimbursement and revenue from the administration of erythropoietin, or EPO, accounted for approximately 21% of total revenue in our North America segment for the year ended December 31, 2006. EPO is produced in the U.S. by a single source manufacturer, Amgen Inc. Our new contract with Amgen USA, Inc., a subsidiary of Amgen, Inc. covers the period from October 1, 2006 to December 31, 2011. Pricing is based on Amgen’s list price and is subject to change. An increase in Amgen’s price for EPO without a corresponding and timely increase in CMS’s reimbursement for EPO, a reduction of the current overfill amount in EPO vials which we currently use (liquid medications, such as EPO, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), or an interruption of supply could reduce our revenues from, or increase our costs in connection with, the administration of EPO, which could materially adversely affect our business, financial condition and results of operations.
      On April 1, 2006, the Centers for Medicare and Medical Services (“CMS”) implemented a new national policy for claims for EPO and Aranesp administered to ESRD patients in renal dialysis facilities. Specifically, CMS expects a 25% reduction in the dose administered to an ESRD patient whose hematocrit level reaches 39.0 (or hemoglobin of 13.0). If the dose is not reduced by 25%, CMS will pay the claim as if the dose reduction had occurred. See “Item 4.B, “Information on the Company — Business Overview Regulatory and Legal Matters  — Reimbursement.” A decrease in EPO reimbursement or a change in EPO utilization, caused, for example, by CMS’ new anemia monitoring policy, could have a material adverse effect on our business, financial condition, and results of operations.
      In addition in November 2006, the FDA issued an alert regarding a newly published clinical study showing that patients treated with an erythropoiesis-stimulating agent (ESA) such as EPO and dosed to a target hemoglobin concentration of 13.5 g/dL are at a significantly increased risk for serious and life threatening cardiovascular complications, as compared to use of the ESA to target a hemoglobin concentration of 11.3 g/dL. The alert recommended, among other things, that physicians and other healthcare professionals should consider adhering to dosing to maintain the recommended target hemoglobin range of 10 to 12 g/dL.
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
      The increasing consolidation in the commercial insurance sector in the United States has put us under increasing pressure to limit the rate of increase or even reduce the prices for our services and products. If managed care plans in the United States reduce reimbursements, our sales could decrease. This could have a material adverse effect on our financial condition and results of operations.

If our joint ventures violate the law, our business could be adversely affected.
      A number of the dialysis centers we operate are owned by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. The physician owners may also provide medical director services to those centers or other centers we own and operate. Substantially all of these joint ventures were acquired in the RCG Merger. While we have structured our joint ventures to comply with as many of the criteria as possible for safe harbor protection under the Federal Anti-Kickback Statute, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute or the Stark Law, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to monetary penalties. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.
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
Risks Relating to our Business
A significant portion of our North American profits are dependent on the services we provide to a small portion of our patients who are covered by private insurance.
      In recent reviews of dialysis reimbursement, the Medicare Payment Advisory Commission, also known as MedPAC, has noted that Medicare payments for dialysis services are less than the average costs that providers incur to provide the services. Since Medicaid rates are comparable to those of Medicare and because Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), the amount we receive from Medicare and Medicaid is less than our average cost per treatment. As a result, the payments we receive from private payors both subsidize the losses we incur on services for Medicare and Medicaid patients and generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 80% of the patients to whom we provide care but that only 54% of our net revenues in 2006 were derived from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 20% of our patients reduce their payments for our services, or if we experience a shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would decrease, and our cash flow and profits would be disproportionately impacted.
      Over the last few years, we have generally been able to implement modest annual price increases for private insurers and managed care organizations, but government reimbursement has remained flat or has been increased at rates below typical consumer price index (“CPI”) increases. There can be no assurance of similar future price increases to private insurers and managed care organizations. Any reductions in reimbursement from private insurers and managed care organizations could adversely impact our operating results. Any reduction in our ability to attract private pay patients to utilize our dialysis services relative to historical levels could adversely impact our operating results. Any of the following events could have a material adverse effect on our operating results:

•	a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by managed care organizations, which generally have lower rates for our services; or

•	a portion of our business that is currently reimbursed by private insurers at rates based on our billed charges may become reimbursed under a contract at lower rates.
Our growth depends, in part, on our ability to continue to make acquisitions
      The health care industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed in the United States of America by the federal government or under our credit agreements. If we make future acquisitions, we may issue ordinary shares for non-cash consideration without first offering the shares to our existing shareholders, which could dilute the holdings of these shareholders. We may also need to borrow additional debt, assume significant liabilities or create additional expenses relating to intangible assets, any of which might reduce our reported earnings or our earnings per share and cause our stock price to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company’s infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities not disclosed by the seller or not uncovered during due diligence. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.
      We also compete with other dialysis products and services companies in seeking suitable acquisition targets and the continuing consolidation of dialysis providers and combinations of dialysis providers with dialysis product manufacturers could affect future growth of our product sales. If we are not able to continue to effect acquisitions on reasonable terms, especially in the international area, this could have an adverse effect on our business, financial condition and results of operations.
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
Generic competition
      Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs. Either the expiration or loss of patent protection for one of our products, or the “at-risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products, could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short period, which can adversely affect our business.
If physicians prescribe Aranesp® or similar anemia fighting medications for hemodialysis patients or physicians, we could be less profitable.
      In addition to EPO®, Amgen has developed and obtained FDA approval for another drug to treat anemia that is marketed as Aranesp® (darbepoetin alfa). Similarly, Roche Laboratories has developed CERA®, which is under

FDA review for use in the U.S. Aranesp and CERA are longer acting forms of bio-engineered proteins that, like EPO®, can be used to treat anemia. EPO® is usually administered in conjunction with each dialysis treatment. Aranesp® and CERA® can remain effective for two to four weeks. If physicians shift prescriptions from EPO® to Aranesp® or CERA® for the treatment of dialysis patients, then our earnings could be materially and adversely affected by either of the following factors:

•	the dosing volumes of CERA® or Aranesp® required to treat anemia in dialysis patients may be less than the corresponding volume of EPO®, without an offsetting adjustment in relative reimbursement rates;

•	our margins realized from the administration of Aranesp® or CERA® could be lower than the margins realized on the administration of EPO®; or

•	physicians could decide to administer Aranesp® or CERA® in their offices, and we would not recognize net revenue or profit from the administration of EPO® or Aranesp®.
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
      While we have been able to obtain liability insurance in the past, to cover our business risks, we cannot assure you that such insurance will be available in the future either on acceptable terms or at all. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our sales and profitability.
If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing our dialysis products, our revenues would decrease
      Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an end-stage renal disease patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the transfer of our existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other health care institutions. If a significant number of physicians, hospitals or other health care institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.
      The decision to purchase our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or recommendations from other sources for purchases of our products or ancillary services would reduce our dialysis product and other services revenue, and could materially adversely affect our business, financial condition and results of operations.
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
We face specific risks from international operations
      We operate dialysis clinics in over 25 countries and sell a range of equipment, products and services to customers in over 100 countries. Our international operations are subject to a number of risks, including the following:

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
Diverging views of the financial authorities could require us to make additional tax payments
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits and, in 2005 and 2006, we paid $78 million and $99 million, respectively, in connection with tax audits in Germany and the U.S., respectively. We are contesting and, in some cases, appealing certain of these unfavorable determinations. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments were to become due contemporaneously, it could have a material adverse impact on our operating cash flow in the relevant reporting period.
Risks Relating to our Securities
The public market for our preference shares and our preference share ADSs is limited and highly illiquid. The delisting of our preference share ADSs would further reduce the market for our preference shares
      Our preference shares are listed on the Frankfurt Stock Exchange and ADSs representing the preference shares are listed on the New York Stock Exchange (“NYSE”). However, as a result of the conversion and transformation, the number of our preference shares outstanding has been reduced from 27,762,179 shares outstanding at December 31, 2005, to 1,237,145 at December 31, 2006. As a result, the public market for our preference shares is limited and highly illiquid. At February 10, 2006, upon registration of the conversion and the transformation in the commercial register in Germany, the number of preference shares outstanding included 63,891 preference shares in the form of 191,673 American Depositary Shares. We have been advised by the NYSE that if the number of publicly-held FMC-AG & Co. KGaA preference share ADSs falls below 100,000, the preference share ADSs are likely to be delisted from the NYSE. Without a New York Stock Exchange or a Nasdaq Stock Market listing, the market for our preference share ADSs would be further reduced or eliminated.
Our substantial indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy
      We have a substantial amount of debt. At December 31, 2006, we have consolidated debt of $5.579 billion, including $1.254 billion of our trust preferred securities, and consolidated total shareholders’ equity of $4.870 billion, resulting in a ratio of total debt to equity of 1.15. Our substantial level of debt present the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance acquisitions and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions.
      Our 2006 Senior Credit Agreement, European Investment Bank Agreements, Euro Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of EBITDAR — consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) plus rent — to consolidated fixed charges) and subject to a maximum consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).
      Our 2006 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.
Fresenius AG owns 100% of the shares in the general partner of our Company and is able to control our management and strategy
      Fresenius AG owns approximately 36.6% of our voting ordinary shares and 100% of the outstanding shares of the general partner of the Company. As the sole shareholder of the general partner of the Company, Fresenius AG has the sole right to elect the supervisory board of the general partner which, in turn, elects the management board of the general partner. The management board of the general partner is responsible for the management of the Company. Through its ownership of the general partner, Fresenius AG is able to exercise control over the management and strategy of FMC-AG & Co. KGaA even though it owns less than a majority of our outstanding voting shares. Such control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius AG’s consent, either or both of which could adversely affect the prices of our shares.
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
      We are a “foreign private issuer,” as defined in the SEC’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. We are also generally exempt from most of the governance rule revisions recently adopted by the New York Stock Exchange, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. These limits on available information about our company and exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities.

Item 4.	Information on the Company

A.	History and Development of the Company
General
      Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), is a German partnership limited by shares (Kommanditgesellschaft auf Aktien), formerly known as Fresenius Medical Care AG (“FMC-AG”), a German stock corporation (Aktiengesellschaft) organized under the laws of Germany.
      The Company was originally incorporated on August 5, 1996 as a stock corporation and transformed into a partnership limited by shares upon registration on February 10, 2006. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany, under the registration number HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone ++49-6172-609-0.
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
      On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting (“EGM”) held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Fresenius Medical Care Management AG (“Management AG”), a subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Shareholders in FMC-AG & Co. KGaA participate in all economic respects, including profits and capital, to the same extent and (except as modified by the share conversion described below) with the same number of ordinary and preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form. In addition, the EGM approved the adjustment of the existing employee participation programs and agreed to the creation of a new level of authorized capital (Genehmigtes Kapital). As used in this report, (i) the “Company” refers to both FMC-AG prior to the transformation of legal form and FMC-AG & Co. KGaA after the transformation and (ii) “we,” “us,” and “our” refer to either the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.
      Prior to the effectiveness of the transformation, and as approved by the EGM and by a separate vote of the Company’s preference shareholders during a separate meeting of the preference shareholders held immediately following the EGM, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (ADSs)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of €9.75 per ordinary share. Holders of a total of 26,629,422 preference shares accepted the offer, resulting in an increase of 26,629,422 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 699,949 ordinary shares of FMC-AG & Co. KGaA) outstanding. Immediately after the conversion and transformation of legal form, there were 96,629,422 ordinary shares outstanding. Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert. The 1,132,757 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation. As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Persons who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA. The Company determined that the conversion of the Company’s preference shares had no impact on earnings for either the holders of ordinary or preference shares. Therefore, no reductions or benefits were recorded in the Company’s financial statements for the conversion other than the receipt of the conversion premium and the expenses incurred by the Company.
      On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4.2 billion for all of the outstanding common stock, the retirement of RCG stock options and including the concurrent repayment of approximately $657.8 million of indebtedness of RCG. During 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals.
      The Company was required to divest a total of 105 renal dialysis centers, consisting of both former Company clinics (the “legacy clinics”) and former RCG clinics, in order to complete the RCG acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 31, 2006. The Company sold 96 of such centers on April 7, 2006 to a wholly owned subsidiary of DSI Holding Company, Inc. (“DSI”) and sold DSI the remaining 9 centers effective as of June 30, 2006. Separately, in December 2006, the Company also sold the former laboratory business acquired in the RCG Acquisition receiving cash consideration of approximately $9.0 million. The Company received cash consideration of $515.7 million net of related expenses, for all centers divested and for the divested laboratory, subject to customary post-closing adjustments. The income of $40.2 million on the sale of the legacy clinics was recorded in income from operations. The Company will continue to treat patients in the same markets and will sell products to DSI under the terms of a supply agreement that continues through March 2009.
Capital Expenditures
      We invested, by business segment and geographical areas, the following amounts, including $4,158 million for the RCG Acquisition and $76 million for the acquisition of Phoslo® (See “Business Overview — Dialysis Care — Acquisitions,” below), during the twelve month periods ended December 31, 2006, 2005, and 2004 (Mexico has been reclassified from International segment to North America segment in 2005 for management purposes). We have budgeted $650 million for acquisitions and capital expenditures combined for 2007:

	Actual

	2006	2005	2004

	(in millions)
Acquisitions
North America	$4,295	$77	$65
International	21	57	55

Total Acquisitions	$4,316	$134	$120

Capital expenditures for property, plant and equipment
North America	$306	$176	$166
International	161	139	113

Total Capital Expenditures	$467	$315	$279

      Other major areas of capital spending were for the maintenance of existing clinics and equipment for new clinics. In addition, expenditures were made for maintenance and expansion of production facilities in North America, Germany, Japan, and France and for the capitalization of machines provided to customers primarily in Europe. We finance our capital expenditures through cash flow from operations or under existing or new credit facilities.
      For information regarding recent acquisitions, see Item 4 B. “Business Overview — Dialysis Care — Acquisitions.”

B.	Business Overview
Our Business
      We are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Based on publicly reported sales and number of patients treated, we are the largest dialysis company in the world. (Source: Nephrology News & Issues, July 2006; company data of significant competitors.) Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At December 31, 2006, we provided dialysis treatment to approximately 163,500 patients in 2,108 clinics worldwide located in over 25 countries. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services and other services under contract to hospitals. In 2006, we provided 23.7 million dialysis treatments, an increase of approximately 20% compared to 2005. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in over 100 countries. For the year ended December 31, 2006, we had net revenues of $8.5 billion, a 26% increase (25% in constant currency) over 2005 revenues. We derived 71% of our revenues in 2006 from our North America operations and 29% from our international operations.
      We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.
      The following table summarizes net revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2006, 2005 and 2004 (Mexico has been reclassified from the International segment to the North America segment in 2005 for management purposes. Prior years have been restated to reflect this reclassification.)

	2006	2005	2004

	(in millions)
North America
Dialysis Care	$5,464	$4,054	$3,802
Dialysis Products	561	523	446

	6,025	4,577	4,248
International
Dialysis Care	913	813	699
Dialysis Products	1,561	1,382	1,281

	2,474	2,195	1,980
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
      There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. Therefore, most patients suffering from ESRD rely on dialysis. According to data published by the Centers for Medicare and Medicaid Services (“CMS”) (formerly the Health Care Financing Administration) of the U.S. Department of Health and Human Services, 16,568 patients of the ESRD patient population received kidney transplants in the U.S. during 2004, an increase of approximately 6% over 2003. Based on the total number of patients treated with dialysis in the U.S., only about 5% received a kidney transplant in 2004. In Germany, based on information published by “QuaSi-Niere gGmbH” only 4% of all patients treated with dialysis received a kidney transplant in 2005. In both countries less than 30% of all ESRD patients live with a functioning kidney transplant and more than 70% require dialysis (source: Centers for Medicare & Medicaid Services ESRD program highlights 2004; QuaSi-Niere gGmbH, Bericht 2005/2006).
      There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” We estimate the global ESRD patient population to have reached almost 2.0 million at the end of 2006. Of these patients, we estimate that almost 1.5 million were undergoing dialysis treatment, and approximately 475,000 people were living with kidney transplants. Of the estimated 1.5 million dialysis patients treated in 2006 approximately 1.37 million received HD and almost 165,000 received PD. Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs. The number of dialysis patients grew by approximately 6% in 2006.
      Based on data published by the CMS in 2005, the number of patients in the U.S. who received dialysis for chronic ESRD grew from approximately 186,822 in 1994 to 320,404 in 2004, a compound annual growth rate of approximately 6%. We believe that worldwide growth will continue at 6% per year. According to our own market surveys, Japan is the second largest dialysis market in the world. According to data published by the Japanese Society for Dialysis Therapy, approximately 248,166 dialysis patients were being treated in Japan at the end of 2004. In the rest of the world, we estimate that at the end of 2004 there were approximately 324,000 dialysis patients in Europe, nearly 200,000 patients in Asia (excluding Japan) and almost 170,000 patients in Latin America (including Mexico).
      Patient growth rates vary significantly from region to region. A below average increase in the number of patients is experienced in the U.S., Western and Central Europe where, as reflected in high dialysis prevalence values, patients with terminal kidney failure have access to treatment, usually dialysis. In contrast, growth rates in the economically weaker regions continue to be around 10% and were thus far higher than average levels. We estimate that around 23% of all patients are treated in the U.S., approximately 18% in Japan and about 18% in the 25 countries of the European Union. The remaining 41% of all dialysis patients are distributed throughout more than 100 countries in different geographical regions.
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
      According to CMS, as of December 31, 2004, hemodialysis patients represented about 92% of all dialysis patients in the U.S. Japanese Society for Dialysis Therapy data indicate hemodialysis patients comprise approximately 96% of all dialysis patients in Japan, and, according to our most recent studies, hemodialysis patients comprise 90% in the European Union and 85% in the rest of the world. Hence, hemodialysis is the dominant therapy method worldwide.
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
Our Strategy
Growth Objectives
      GOAL 10 is our long-term strategy for sustained growth through 2010. The strategy was implemented in the spring of 2005. Our GOAL 10 objectives are as follows:
GOAL 10 Objectives:

	2004		2005		2006		GOAL 2010

Revenue ($ in million)		$6,228		$6,772		$8,499	$	Y11,500
Annual revenue growth at constant currency		10%		8%		25%		Y6–9%
Share of dialysis market*		Y12%		12.90%		15.5%		Y18%
Market volume* ($ in billion)	$	Y50	$	Y52,5	$	Y55	$	Y67
Annual net income growth**		21%		17%		24%		>10%

*	Company estimates

**	2005 excluding one-time effects and 2006 excluding one-time effects and FAS 123(R)
      We increased our long-term revenue goals in 2006. Our aim now is to generate revenue of $11.5 billion by 2010 — $1.5 billion more than originally planned. We could reach our initial revenue goal for 2010 of $10 billion as early as 2008 due to a good operating development and the revenue contribution resulting from the RCG Acquisition. We expect to have an 18% share of the worldwide dialysis market in 2010; we had previously estimated it would be approximately 15%.

Growth Paths
      GOAL 10 defines four paths that the Company intends to take in order to perform successfully in a broader spectrum of the global dialysis market and to achieve our growth and profitability objectives:

Path 1: Organic Growth
      In the coming years, we intend to achieve an annual organic sales growth in dialysis care of 5% to 6%. To meet this goal, we are further expanding our offer of integrated, innovative treatment concepts such as UltraCare and combining them, for example, with our dialysis drugs. With these measures, we want our portfolio to stand out from our competitors’. In addition, we plan to increase our growth in revenue by opening new dialysis clinics and to further increase the number of patients whose treatments are covered by private health insurance.
      We also intend to continue to innovate with dialysis products. New high-quality products such as the 5008 therapy system and cost-effective manufacture are intended to contribute significantly to the further growth of our dialysis products sector.

Path 2: Acquisitions
      We intend to make attractive, targeted acquisitions broadening our network of dialysis clinics. In North America we want to expand our clinic network in particularly attractive regions. The acquisition of Renal Care Group is an excellent example of this type of expansion although future acquisitions in North America will have a smaller financial scope.
      Outside North America, we intend to participate in the privatization process of healthcare systems and seek to achieve above-average growth in Eastern Europe and Asia; acquisitions will support these activities. In our clinic network outside North America, we continue to focus on improving our strategic position in selected markets.

Path 3: Horizontal Expansion
      We plan on opening up new growth opportunities in the dialysis market by expanding our product portfolio beyond patient care and dialysis products. To this end, in 2006 we increased our activities in some areas of dialysis medication and will continue to do so in the future. Initially, we will focus on drugs regulating patients’ mineral and blood levels, including iron and Vitamin D supplements as well as phosphate binders. High phosphate levels in the blood can lead to medium-term damage of patients’ bones and blood vessels. In 2006, we acquired the phosphate binder business of Nabi Biopharmaceuticals which should provide additional opportunities to pursue this remedy.

Path 4: Home Therapies
      Around 10% of all dialysis patients perform dialysis at home with the remaining 90% treated in clinics. Still, we aim to achieve a long-term leading global position in the relatively small field of home therapies, including peritoneal dialysis and home hemodialysis. To achieve this goal, we can combine our comprehensive and innovative product portfolio with our expertise in patient care.
      We expect these strategic steps, expansion of our product portfolio horizontally through an increase of our dialysis drug activities (Path 3), further development of our home therapies (Path 4) and an organic growth in dialysis services, to average an annual revenue growth of about 6% to 9% , reaching approximately $11.5 billion in 2010. Our net income should increase by more than 10% a year, and our operating margin should exceed 15% in the medium term.
Dialysis Care
Dialysis Services
      We provide dialysis treatment and related laboratory and diagnostic services through our network of 2,108 outpatient dialysis clinics, 1,560 of which are in the U.S. and 548 of which are in over 24 countries outside of the

U.S. Our operations outside North America generated 14% of our 2006 dialysis care revenue. Our International segment currently operates or manages dialysis clinics in Argentina, Australia, Brazil, China, Colombia, Chile, Czech Republic, Estonia, France, Germany, Hungary, Hong Kong, Italy, Singapore, Portugal, Poland, Romania, Slovakia, Slovenia, South Africa, Spain, Taiwan, Turkey, United Kingdom and Venezuela. Our dialysis clinics are generally concentrated in areas of high population density. In 2006, we acquired a total of 483 existing clinics, opened 83 new clinics and sold or consolidated 138 clinics. The number of patients we treat at our clinics worldwide increased by about 24%, from 131,485 at December 31, 2005 to 163,517 at December 31, 2006. For 2006, dialysis services accounted for 75% of our total revenue.
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
      Each of our dialysis clinics is under the general supervision of a Medical Director or, in exceptional circumstances when needed, more than one Medical Director, all of whom are physicians. See “Patients, Physician and Other Relationships.” Each dialysis clinic also has an administrator or clinical manager who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses, licensed practical nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians.
      As part of the dialysis therapy, we provide a variety of services to ESRD patients in the U.S. at our dialysis clinics. These services include administering EPO, a synthetic engineered hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients in the U.S. Revenues from EPO accounted for approximately 21% of total revenue in our North America segment for the year ended December 31, 2006. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc. is the sole manufacturer of EPO in U.S. and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from October 2006 to December 2011. See “— Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoietan (EPO).”
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
      We also provide dialysis services under contract to hospitals in the U.S. on an “as needed” basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma or similar causes, and requires dialysis until the patient’s kidneys recover their normal function. We service these patients either at their bedside, using portable dialysis equipment, or at the hospital’s dialysis site. Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic outpatient treatments. The acquisition of RCG, which provided acute dialysis services to over 200 hospitals at December 31, 2005, significantly increased our acute dialysis services.
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
      In the over 24 countries outside the U.S. in which we currently operate or manage dialysis clinics we face legal, regulative and economic environments varying significantly from country to country. These individual environments can affect all aspects of providing dialysis services including our legal status, the extent to which we can provide dialysis services, the way we have to organize these services and the system under which we are reimbursed. See “— Regulatory and Legal Matters — Reimbursement — International (Including Germany and Other Non-U.S.)” for further discussion of reimbursement. Our approach to managing this complexity utilizes local management to ensure the strict adherence to the individual country rules and regulations and international functional departments supporting country management with processes and guidelines enabling the delivery of the highest possible quality level of dialysis treatment. We believe that with this bi-dimensional organization we will be able to provide superior care to dialysis patients under the varying local frameworks leading to improved patient well-being and to lower social cost.
Fresenius UltraCare® Program
      The UltraCare® program of our North America dialysis services group combines our latest product technology with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® dialyzers are combined with our 2008tm Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. (A study published in 2004 (Lowrie/Li/Ofsthun/ Lazarus, Nephrology Dialysis Transplantation, August 17, 2004) comparing single use and re-use dialyzers concluded that the abandonment of dialyzer re-use practice could lead to lower mortality rates and to an increase in the quality of patient care). UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. All of our legacy North American dialysis clinics have been certified for the UltraCare® program.
Laboratory Services
      We provide laboratory testing and marketing services in the U.S. through Spectra Laboratories (“Spectra”). Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra, the leading clinical laboratory provider in North America, provides testing for dialysis related treatments in its two operating laboratories located in New Jersey and Northern California. During the year ended December 31, 2006, Spectra performed nearly 45 million tests for approximately 146,000 dialysis patients in over 2,200 clinics across the U.S., including clinics that we own or operate. Due to Spectra’s capacity, after the RCG Acquisition we sold RCG’s RenaLab laboratory subsidiary to another U.S. renal services provider.

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
      We paid aggregate cash consideration for acquisitions, primarily for dialysis clinics, of approximately $4,307 million in 2006, including $4,148 million for the RCG Acquisition, and $125 million in 2005.
      We continued to enhance our presence outside the U.S. in 2006 by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics.
      In addition, on November 14, 2006, we acquired PhosLo® (calcium acetate) and the product’s related assets (excluding certain assets including cash and accounts receivable) from Nabi Biopharmaceuticals (“Nabi”). PhosLo® is an oral application calcium acetate phosphate binder for treatment of hyperphosphatemia primarily in end-stage renal disease patients. Phosphates are not always removed sufficiently during dialysis, and phosphate binders can remedy this. We paid Nabi cash of $65.3 million, plus a $8 million milestone payment in December 2006 and a $2.5 million milestone payment in January 2007. We will pay an additional $10.5 million upon the successful completion of certain other milestones. The purchase price was allocated to technology with estimated useful lives of 15 years ($64.8 million), and in-process research and development project ($2.8 million) which was immediately expensed, goodwill ($7.3 million) and other net assets ($0.9 million)
      We also acquired worldwide rights to a new product formulation currently under development, which we expect will be submitted for approval in the U.S. during 2007. Following the successful launch of this new product formulation, we will pay Nabi royalties on sales of the new product formulation commencing upon the first commercialization of the new product and continuing until November 13, 2016. Total consideration, consisting of initial payment, milestone payments and royalties will not exceed $150 million.
Quality Assurance in Dialysis Care
      Our quality management activities are primarily focused on comprehensive development and implementation of an integrated Quality Management System (“IMS”). Our goals in this area include not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach results in a IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the quality management system standard offers a highly flexible structure that allows us to adapt to future regulations. The most important of these include, among others, ISO 9001 and ISO 14001, which defines environmental management system requirements. The IMS fulfils the ISO-Norm 9001:2000 requirements for quality management systems and links it with the ISO-Norm 14001:1996 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2003.
      To evaluate the quality of our dialysis treatments, we make use of quality parameters that are recognized by the dialysis industry, such as hemoglobin values, phosphate levels, Kt/ V values (the ratio of treatment length to toxic molecule filtration), albumin levels for assessment of nutritional condition and urea reduction ratio. The number of days a patient spends hospitalized is also an important indicator of treatment quality.
      Our dialysis clinics’ processes and documentation are continuously inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Newly developed system evaluation methods, allowing simpler performance comparisons, are used to identify additional improvement possibilities. Certification of our dialysis clinics was focused in 2006 on Eastern European countries, particularly in Czech Republic, Poland, and Turkey.

      Our important quality assurance goals in 2007 are:

•	Improvement of risk management systems in dialysis clinics.

•	Extension of the matrix certification of the quality management system to Germany and Romania

•	Extension of matrix certification of environmental management system to France.
      At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2006, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity.
Sources of U.S. Dialysis Care Net Revenue
      The following table provides information for the years ended December 31, 2006, 2005 and 2004 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,

	2006	2005	2004

Medicare ESRD program	54.5%	56.0%	58.3%
Private/ alternative payors	34.4%	31.6%	30.0%
Medicaid and other government sources	3.9%	4.2%	4.1%
Hospitals	7.2%	8.2%	7.6%

Total	100.0%	100.0%	100.0%

      Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See “Regulatory and Legal Matters — Reimbursement.”
Patient, Physician and Other Relationships
      We believe that our success in establishing and maintaining dialysis clinics, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient’s nephrologist has staff privileges. In nearly all our dialysis clinics, local doctors, who specialize in the treatment of renal patients (nephrologists), act as practitioners. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from nephrologists, hospitals and general practitioners.
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

      Almost all contracts we enter into with our medical directors in the United States as well as the typical contracts which we obtain when acquiring existing clinics, contain non-competition clauses concerning certain activities in defined areas for a defined period to time. These clauses do not enjoin the physicians from performing patient services directly at other locations/areas. As prescribed by law we do not require physicians to send patients to us or to specific clinics or to purchase or use specific medical products or ancillary services.
Competition
      Dialysis Services. Our major competitors in the U.S. are DaVita, Inc., Dialysis Clinic Inc. and Renal Advantage Inc. and in our International segment are Gambro AB and B. Braun Melsungen AG. Ownership of dialysis clinics in the U.S. consists of a large number of providers, each owning 10 or fewer clinics and a small number of larger multi-clinic providers. Over the last decade the dialysis industry has been characterized by ongoing consolidations. The 2005 Davita/ Gambro and 2006 Fresenius Medical Care/ RCG transactions are examples of this continuing consolidation process. Davita, Inc. acquired all of Gambro AB’s dialysis service clinics in the United States in 2005. We completed the RCG Acquisition for approximately $4.2 billion in cash at the end of the first quarter 2006.
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
      Because in the U.S., government programs are the primary source of reimbursement for services to the majority of patients, competition for patients in the U.S. is based primarily on quality and accessibility of service and the ability to obtain admissions from physicians with privileges at the facilities. However, the extension of periods during which commercial insurers are primarily responsible for reimbursement and the growth of managed care have placed greater emphasis on service costs for patients insured with private insurance.
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
      Laboratory Services. Spectra competes in the U.S. with large nationwide laboratories, dedicated dialysis laboratories and numerous local and regional laboratories, including hospital laboratories. In the laboratory services market, companies compete on the basis of performance, including quality of laboratory testing, timeliness of reporting test results and cost-effectiveness. We believe that our services are competitive in these areas.
Dialysis Products
      Based on internal estimates, publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in over 100 countries. Most of our customers are dialysis clinics. For the year 2006, dialysis products accounted for 25% of our total revenue.
      We produce a wide range of machines and disposables for hemodialysis (“HD”), peritoneal (“PD”) and acute dialysis:

•	HD machines and PD cyclers

•	Dialyzers, our largest product group

•	PD solutions in flexible bags

•	HD concentrates, solutions and granulates

•	Bloodlines

•	Systems for water treatment
      Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including others dialyzers, specific instruments for vascular access, heparin (an anticoagulant) as well as other supplies, such as bandages, clamps and injections.
Overview
      The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and our adsorber business.

	Year Ended December 31,

	2006		2005		2004

	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total

	(U.S. dollars in millions)
Hemodialysis Products	$1,775.0	84	$1,588.6	83	$1,453.0	84
Peritoneal Dialysis Products	307.8	14	275.5	15	242.9	14
Adsorbers	38.8	2	40.9	2	30.9	2

Total	$2,121.6	100	$1,905.0	100	$1,726.8	100

Hemodialysis Products
      We offer a comprehensive hemodialysis product line. Products include HD machines, modular components for dialysis machines, polysulfone dialyzers, blood lines, solutions and concentrates, needles, connectors, machines for water treatment, data administration systems, dialysis chairs, equipment and accessories for the reuse of dialyzers and similar products. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.
      Dialysis Machines. We sell our 2008tm Series dialysis machines as 2008H and 2008K models in North America and 4008 Series models and recently introduced Series 5008 models in the rest of the world. The 2008/4008 series is the most widely sold machine for hemodialysis treatment. Overall, we have produced more than 250,000 units to date. The 5008 series was launched in June 2005 and during 2006, we focused on market-specific adjustments of the new machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and is offering the most efficient therapy modality, ONLINE-Hemodiafilitration, as a standard. Significant advances in the field of electronics enables highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces. In 2006, the 5008 Therapy System was awarded the renowned “The World’s First Innovation Award” and the “Red Dot Award for Product Design”.
      Our dialysis machines offer the following features and advantages:

•	Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

•	Proven hydraulic systems, providing reliable operation and servicing flexibility;

•	Compatibility with all manufacturers’ dialyzers and a wide variety of blood-lines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements. Modular design also allows upgrading through module substitution without replacing the entire machine;

•	Specialized modules that provide monitoring and response capability for selected bio-physical patient parameters, such as body temperature and relative blood volume. This concept, known as physiological dialysis, permits hemodialysis treatments with lower incidence of a variety of symptoms or side effects, which still occur frequently in standard hemodialysis.

•	Sophisticated microprocessor controls, and display and readout panels that are adaptable to meet local language requirements;

•	Battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	Online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance Monitoring, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	In the series 5008 and 4008H, ONLINE-Hemodiafilitration;

•	On-line data collection capabilities and computer interfacing with our FINESSE/ TDMS module and FDS08 system. Our systems enable us to:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a personal computer network;

—	enter nursing records automatically at bedside to register and document patient treatment records, facilitate billing, and improve record-keeping and staff efficiency;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.
      Dialyzers. We manufacture dialyzers using hollow fiber Fresenius Polysulfone® and Helixone membranes, synthetic materials. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

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
      CAPD Therapy: We manufacture both systems and solutions for CAPD therapy. Our product range offers the following advantages for patients including:

•	Fewer possibilities for touch contamination. Our unique PIN and DISC technology was designed to reduce the number of steps in the fluid exchange process and by doing so has lessened the risk of infection, particularly in the disconnection step in which the patient connector is closed automatically without the need for manual intervention.

•	Improved biocompatibility. The new balance and bicaVera® solutions are pH neutral and have very low glucose degradation products providing greater protection for the peritoneal membrane.

•	Environmentally friendly material: Our stay•safe® system is made of Biofine®, a material, developed by Fresenius, which upon combustion is reduced to carbon dioxide and water and does not contain any plasticizers.
      APD Therapy: We have been at the forefront of the development of automated peritoneal dialysis machines since 1980. APD therapy differs from that of CAPD in that fluid is infused into the peritoneal cavity of patients while they sleep. The effectiveness of the therapy is dependant on the dwell time, the composition of the solution used, the volume of solution and the time of the treatment, usually 8-10 hours. APD offers a number of benefits to patients:

•	Improved quality of life. The patient is treated at night and can lead a more normal life during the day without fluid exchange every few hours.

•	Improved adequacy of dialysis. By adjusting the parameters of treatment it is possible to provide more dialysis to the patient compared to conventional CAPD therapy. This therapy offers important options to physicians such as improving the delivered dose of dialysis for certain patients.
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
      In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From this central warehouse, we distribute our dialysis products to regional warehouses. We distribute peritoneal dialysis products to the patient at home, and ship hemodialysis products directly to dialysis clinics and other customers. Local sales forces, independent distributors, dealers and sales agents sell all our products.
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
      We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France and Inukai, Japan facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. At our Ogden, Utah facilities we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide, including Italy, Great Britain, Spain, Turkey, Morocco, Argentina, Brazil, Columbia, Australia and the U.S. Our PD products are manufactured in North America, Europe, Latin America, Asia and Australia, with two of our largest plants for production of PD products in Mexico and Japan. Our facilities are inspected on a regular basis by national and/or international authorities.
      In 2006, we supplied about 40% of global dialyzer production. Due to the ever-growing demand for dialyzers from Fresenius Medical Care, our production sites in all regions have reached their capacity limits. As a consequence, in 2006, we took the first steps to expand our production capacities for FX-class dialyzers in Germany and Japan. We intend to increase the production capacity at the St. Wendel facility alone by around ten million dialyzers a year by 2008. We also intend to significantly expand our dialyzer production capacities in the U.S. in the next two years, adding two production lines in our factory in Ogden, Utah. We expect annual production capacity there to increase from 27 million to 34 dialyzers.

      In 2006, we manufactured more than 50% of all dialysis machines produced worldwide. We produce three times more dialysis machines than the second-largest manufacturer. Due to strong demand for our dialysis machines, we have increased production of components for these machines for the U.S. market by more than 20%. We have also increased our output outside of North America. In 2006, production of series 4008 and 5008 dialysis machine rose by more than 20% in these regions as well.
      We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. The pressure, temperature and time required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. We have developed an Integrated Management System (IMS) which fulfills ISO 9001:2000 requirements for quality control systems in combination with the ISO norm 14001:2004 for environmental control systems. At the same time, IMS conforms to the requirements for medical devices of ISO norm 13485:2003. See also Item 3. “Regulatory and Legal Matters — Facilities and Operational Regulations.”
Environmental Management
      We have integrated environmental protection targets into our operations. To reach these goals, our QMS has been in use at our production facilities as well as at a number of dialysis clinics. QMS fulfils the requirements of quality management systems as well as environmental management. Our QMS fulfils the requirements of the ISO-Norm 14001:1996. Environmental targets are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.
      We continually seek to improve our production processes for environmental compatibility, which frequently generates cost savings. Our St. Wendel plant uses heat recovery systems to reduce steam usage thereby cutting natural gas consumption by 4%. We have also reduced our energy consumption by optimizing the use of lighting systems and air conditioning and improved logistics for truck transports.
      In our dialysis facilities, we establish, depending on the facility and situation concerned, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Adjustments are implemented on a site-by-site basis after evaluation of the site’s performance. In our North America dialysis clinics, we have been able to reduce fresh water consumption by one third by means of a new system of production of purified water and to reduce energy costs at the same time. Use of heat exchangers enables us to obtain residual heat from water used for industrial purposes, which we use to heat fresh water used for dialysis treatment. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste.
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
      We focus on further optimizing procurement logistics and reducing purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We also plan to intensify, where appropriate, our use of internet-based procurement tools by purchasing raw materials through special on-line auctions. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency.

New Product Introductions
      The field of dialysis products is mainly characterized by constant development and refinement of existing product groups and less by break-through innovations. Accordingly, in 2006 the Company introduced further improved solutions for peritoneal dialysis as well as software updates for hemodialysis and peritoneal dialysis machines, and made market specific adjustment to its new series 5008 hemodialysis machine. In addition, we continued research to further improve treatment quality. The actual expenditures on research and development were $51 million, slightly lower than originally planned (see Item 6.C., “Research and Development”).
Patents and Licenses
      As the owner of patents or licensee under patents throughout the world, we currently hold rights in about 1,800 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our in line sterilization method and sterile closures for in line sterilized medical devices. The generation of DiaSafeplus® filters and FX® dialyzers are also the subject of patents and pending patent applications.
      The connector system for our biBag bicarbonate concentrate powder container for the 4008 dialysis equipment series has been patented in the United States, Norway, Finland, Japan and Europe.
      A number of patents and pending patent applications relate to components of the new 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and connector system for a modified biBag bicarbonate concentrate.
      Among Fresenius Medical Care AG & Co. KGaA’s more significant patents has been its polysulfone hollow fiber. This patent expired in 2005 in Germany and other countries. The patent is valid in the United States but expires in March 2007. The in line sterilization method patent will expire in 2010 in Germany, the United States and other countries. The patent for the 4008 biBag connector expires in 2013 in Germany, the United States, and other countries. The dates given represent the maximum patent life of the corresponding patents. We believe that even after expiration of these patents, our proprietary know how for the manufacture of these products and our continuous efforts in obtaining targeted patent protection for newly developed upgrade products will continue to constitute a competitive advantage.
      For peritoneal dialysis, Fresenius Medical Care AG & Co. KGaA holds protective rights for our polyolefine film, Biofine®, which is suitable for packaging intravenous and peritoneal dialysis fluids. This film is currently used only in non-U.S. markets. These patents have been granted in Australia, Brazil, Canada, Germany, Europe, Japan, South Korea, Belarus and the United States. However, in Japan, proceedings opposing the registration of the patents are pending. A further patent family describes a special film for a peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. Patents have been granted in Brazil, Europe, Germany, Japan, South Korea and the United States. However, proceedings against the registration of this patent are currently pending in Europe. A series of patents covering tubing sets for peritoneal dialysis expire in 2010 and 2012 in the United States.
      We believe that our success will depend primarily on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a material number of products for which patent protection has lapsed or where only particular features have been patented. We expect that from time to time our patents will be infringed by third parties and that we will need to assert our rights. Initially registered patents may also be subject to invalidation claims made by competitors in formal proceedings (oppositions, trials, re-examinations, etc.) either in part or in whole. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property.
Trademarks
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
      As a company required to file reports under the Securities Exchange Act of 1934, we are subject to the provisions of the Sarbanes-Oxley Act of 2002. Section 404 of that act requires that we maintain internal controls over financial reporting, which is a process designed by, or under the supervision of, our chief executive and chief financial officers, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Since the beginning of 2003, a project team has been documenting and evaluating our world-wide internal auditing and controls to ensure that our internal controls and accounting comply with applicable rules and regulations. Our management’s report on its review of the effectiveness of our internal accounting controls as of December 31, 2006 is included in this report.
      The functional capacity and effectiveness of our risk management system was audited as part of the audit of our annual financial statements for 2006, as required by German law. No special risks were ascertained in relation to our business as a whole, our internal organization or the external environment.
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
      The provisions of the AMG also contain special requirements for the manufacture of medicinal products. The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the principles and guidelines of good manufacturing practice (”GMP”) as well as the terms of the particular marketing authorization. A manufacturer of medicinal products must, inter alia, employ pharmacists, chemists, biologists, or physicians responsible for the quality, safety and efficacy of the medicinal products. The manufacturer must name several responsible persons: a Qualified Person possessing the expert knowledge specified by the AMG, a head of production, a head of quality control, and, if the manufacturer markets the medicinal products itself, a commissioner for the so-called graduated plan (Stufenplanbeauftragter) and an information officer. It is the responsibility of the Qualified Person to ensure that each batch of the medicinal products is produced and examined in compliance with the statutory provisions of the AMG. The commissioner for the graduated plan must, among other things, collect and assess any reported risks associated with the medicinal products and coordinate any necessary measures. The information officer is in charge of the scientific information relating to the medicinal products. All these persons may be held personally liable under German criminal law for any breach of the AMG.
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
      Medical Devices. In the past, medical devices were subject to less stringent regulation than medicinal products in some countries. In the last decade, however, statutory requirements have been increased. In the European Union, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all EU Member States, all Member States of the European Economic Area (EEA), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices (“AIMDs”), as last amended (“AIMD Directive”), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended (“MD Directive”), (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended (“IVD Directive”). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. With regard to Directive 93/42/EEC, the Commission submitted a consultation draft on April 5, 2005. The amendments are intended to achieve improvements, for instance in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. This draft is still under review at December 31, 2006.
      According to the directives relating to medical devices, the so-called CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements of the European Union) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a European Union certificate for the quality management system for a particular facility, we are able to mark products produced or developed in that facility as being in compliance with the EU requirements. A manufacturer having a European Union-certified full quality management system has to declare and document conformity of its products to the harmonized European directive. If able to do so, the manufacturer may put a ”CE” mark on the products. Products subject to these provisions that do not bear the ”CE” mark cannot be imported, sold or distributed within the European Union.

      The right to affix the CE mark is granted to any manufacturer who has observed the conformity assessment procedure prescribed for the relevant medical device and submitted the EU conformity declaration before placing the medical device on the market. The conformity assessment procedures were standardized by Council Decision 93/465/EEC of July 22, 1993, which established modules for the various phases of the conformity assessment procedures intended to be used in the technical harmonization directives and the rules for the affixing and use of the CE conformity mark. The conformity assessment modules to be used differ depending on the class or type of the medical device to be placed on the market. The classification rules for medical devices are, as a general rule, based upon the potential risk of causing injury to the human body. Annex IX to the MD Directive (making a distinction between four product classes I, IIa, IIb, and III) and Annex II to the IVD Directive (including a list of the products from lists A and B) contain classification criteria for products and product lists that are, in turn, assigned to specific conformity assessment modules. AIMDs represent a product class of their own and are subject to the separate AIMD Directive. Special rules apply, for example, to custom-made medical devices, medical devices manufactured in-house, medical devices intended for clinical investigation or in vitro diagnostic medical devices intended for performance evaluation, as well as for diagnostic medical devices for in-house use, combination devices and products related to medical devices.
      The conformity assessment procedures for Class I devices with a low degree of invasiveness in the human body (e.g. devices without a measuring function that are not subject to any sterilization requirements), can be made under the sole responsibility of the manufacturer by submitting a EU conformity declaration (a self-certification or self-declaration). For Class IIa devices, the participation of a so-called ”Notified Body” is binding for the production phase. Devices of classes IIb and III involving a high risk potential are subject to inspection by the Notified Body not only in relation to their manufacture (as for class IIa devices), but also in relation to their specifications. Class III is reserved for the most critical devices the marketing of which is subject to an explicit prior authorization with regard to their conformity. In this risk category, the manufacturer can make use of several different conformity assessment modules.
      To maintain the high quality standards and performance of our operations, we have subjected our entire European business to the most comprehensive procedural module, which is also the fastest way to launch a new product in the European Union. This module requires the certification of a full quality management system by a Notified Body charged with supervising the quality management system.
      Our Series 4008, 4008B, 4008E dialysis machines and their therapy modifications, our 5008 dialysis machine and its accessories and devices, our PD-NIGHT cycler, our Sleep-safe cycler for automated PD treatment, the Multifiltrate system, and our other active medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the “CE” mark. We expect to continue to obtain additional certificates for newly developed products or product groups.
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
      The Medicare program is the primary source of Dialysis Services revenues from dialysis treatment. For example, in 2006, approximately 55% of Dialysis Services revenues resulted from Medicare’s ESRD program. As a preliminary matter, in order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions of coverage established by CMS. CMS announced in 2006 that the agency will revise these requirements in 2007 as required by the Medicare Prescription Drug, Modernization and Improvement Act of 2003 (the “Medicare Modernization Act”). These changes may affect the eligibility of certain of the Company’s facilities to serve Medicare patients in the future but it is unclear at this time what new requirements will be imposed and whether all Company facilities will meet the new requirements.
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
      Certain items and services that we furnish at our dialysis centers are not included in the Composite Rate and are eligible for separate Medicare reimbursement, typically on the basis of established fee schedule amounts. Such items are principally drugs such as EPO, vitamin D and iron.
      The Medicare Modernization Act, enacted on December 8, 2003, made several significant changes to U.S. government payment for dialysis services and pharmaceuticals. These changes are reflected in a CMS regulation amending the final physician fee schedule for calendar year 2007 released by CMS on December 1, 2006. In the final rule, CMS stated that biologicals furnished in connection with renal dialysis services and separately billed by hospital-based and independent dialysis facilities will continue to be paid using the average sales price plus six percent methodology (“ASP+6%”) adopted in 2006. Second, CMS has increased to 15.1% the drug add-on adjustment to the composite payment rate. The 2006 rate adjustment was 14.5%. The drug add-

on adjustment was created to account for changes in the drug payment methodology enacted by the Medicare Modernization Act. Third, as part of a Medicare Modernization Act-mandated transition in how the wage index for dialysis facilities is calculated, the wage index adjustment has been updated to a 50/50 blend between an ESRD facility’s metropolitan statistical area (“MSA”)-based composite rate and its calendar year 2007 Office of Management and Budget revised core-based statistical area (CBSA) rate.
      CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5 percent in 2007 but that there will be some variance depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4 percent and non-profit facilities will receive 0.8 percent more in 2007. The Company’s estimates of these changes on its business are consistent with the CMS calculations.
      For the third year in a row, Congress has enacted legislation to update the ESRD composite rate. Unlike many other programs in Medicare, the ESRD composite rate is not automatically updated each year by law. As a result, an Act of Congress is required to make the annual change. The Medicare Modernization Act increased the 2005 composite rate by 1.6%. The Deficit Reduction Act (“DRA”) of February 1, 2006, further increased the composite rate by an additional 1.6% effective January 1, 2006. In December 2006, Congress enacted the Tax Relief and Health Care Act which included another 1.6% increase to the ESRD composite rate for the calendar year 2007.
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
      Medicaid Rebate Program. We participate in the Federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs, and we make our pharmaceutical products available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs (“DVA”). In addition, federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the PHS pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries.
      Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our pharmaceutical products that is reimbursed by those programs. Rebate calculations are complex and, in certain respects, subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to the Centers for Medicare and Medicaid Services (“CMS”) at the Department of Health and Human Services (“DHHS”) of our current average manufacturer price and best price for our pharmaceutical products. The Veterans Health Care Act of 1992 (“VHCA”) imposes a requirement that the prices we charge to agencies under the FSS be discounted off the average manufacturer price charged to non-federal customers.
      Governmental agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may have or result in implications (such as recoupment) for amounts previously estimated or paid.business and have a material adverse effect on the Company’s revenues, profitability and financial condition.
      Laboratory Tests. Spectra obtains a substantial portion of its net revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways.
      First, payment for certain routine tests is included in the Composite Rate paid to our dialysis centers. As to such services, the dialysis centers obtain the services from a laboratory and pay the laboratory for such services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the Composite Rate at the designated frequencies. In addition, in compliance with our Corporate Integrity Agreement, we provide an annual report on the costs associated with the composite rate tests, and have established that our Composite Rate is above those costs.
      Second, laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the Composite Rate are separately billable directly to Medicare. Such tests are paid at 100% of the Medicare fee schedule amounts, which are limited by national ceilings on payment rates, called National Limitation Amounts (“NLAs”). Congress has periodically reduced the fee schedule rates and the NLAs, with the most recent reductions in the NLAs occurring in January 1998. (As part of the Balanced Budget Act of 1997, Congress lowered the NLAs from 76% to 74% effective January 1, 1998.) Congress, as part of the Medicare Modernization Act of 2003, has also approved a five-year freeze on the inflation updates based on the Consumer Price Index (CPI) for 2004-2008.
      Erythropoetin (EPO). EPO is used for anemia management of patients with renal disease. The administration of EPO is separately billable under the Medicare program, and accounts for 23% of our U.S. dialysis revenues.
      Anemia severity is commonly monitored by measuring a patient’s hematocrit, a simple blood test that measures the proportion of red blood cells in a patient’s whole blood. Anemia may also be measured by evaluating a patient’s hemoglobin level. The amount of EPO that a patient requires varies by the several factors, including the severity of a patient’s anemia.
      In 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. The new policy took effect on April 1, 2006. As a result of this new policy, CMS expects a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment is made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS limited Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. CMS’s new Epogen and Aranesp monitoring policy has had a slightly negative impact on our operating results.
      In addition, any of the following changes could adversely affect our business, and results of operations, possibly materially:

•	future changes in the EPO reimbursement methodology and/or rate;

•	inclusion of EPO in the Medicare composite rate without offsetting increases to such rate;

•	reduction in the typical dosage per administration;

•	increases in the cost of EPO without offsetting increases in the EPO reimbursement rate; or

•	reduction by the manufacturer of EPO of the amount of overfill in the EPO vials.

      In November 2006, the FDA issued an alert regarding a newly published clinical study showing that patients treated with an erythropoiesis-stimulating agent (ESA) such as EPO and dosed to a target hemoglobin concentration of 13.5 g/dL are at a significantly increased risk for serious and life threatening cardiovascular complications, as compared to use of the ESA to target a hemoglobin concentration of 11.3 g/dL. The alert recommended, among other things, that physicians and other healthcare professionals should consider adhering to dosing to maintain the recommended target hemoglobin range of 10 to 12 g/dL.
      Coordination of Benefits. Medicare entitlement begins for most patients in the fourth month after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program are responsible for payment.
      Patients who are covered by Medicare and are also covered by an employer group health plan (“EGHP”) are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare Composite Rate. EGHP insurance, when available, will therefore generally cover as the primary payor a total of 33 months, the 3-month waiting period plus the 30-month coordination period. In recent years, policy makers have recommended extending the coordination period to as long as five years. An extension of the coordination period would generally be favorable to us and other dialysis providers since it would extend the period during which providers would receive the generally higher payments by EGHPs prior to the commencement of primary Medicare coverage for dialysis treatment. Despite some support for extending the coordination period, it is unclear if such a proposal will be considered by the Congress any time soon.
      Possible Changes in Medicare. Legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the final form of such regulation, have a positive or adverse affect on our businesses and results of operations, possibly materially.
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
      In the major European and British Commonwealth countries, health care systems are generally based on one of two models. The German model, the “Bismarck system”, is based on mandatory employer and employee contributions dedicated to health care financing. The British model, the “Beveridge system”, provides a national health care system funded by taxes. Within these systems, provision for the treatment of dialysis has been made either through allocation of a national budget or a billing system reimbursing on a fee-for-service basis. The health care systems of countries such as Japan, France, Belgium, Austria, Czech Republic, Poland, Hungary, Turkey and the Netherlands are based on the Bismarck system. Countries like Canada, Denmark, Finland, Portugal, Sweden, Taiwan and Italy established their national health services using the Beveridge system.
      Ownership of health care providers and, more specifically dialysis care providers, varies within the different systems and from country-to-country. In Europe about 50% of the clinics providing dialysis care and services are publicly owned, about 35% are privately owned (including centers that we manage and operate) and approximately 15% belong to a health care organization. It should be noted that health care organizations treating a significant patient population operate only in Germany and France. Publicly operated clinics care for almost 100% of the dialysis populations in Canada and more than 80% in Australia. Within Europe, nearly 100% of the dialysis population is treated in public clinics in the Netherlands, Finland and Belgium and to more than 75% in the United Kingdom while the majority of dialysis clinics are privately owned in Spain, Hungary and Portugal.
      In Latin America privately owned clinics predominate, constituting more than 75% of all clinics providing dialysis care while in Asia, with the exception of Japan, publicly owned clinics are predominant. In the U.S., less than 3% of all dialysis clinics are publicly operated and in Japan only approximately 15%. Unlike the U.S., however, Japan has a premium-based, mandatory social insurance system, and the structure of its health care system is more closely comparable to the German system.
      Financing policies for ESRD treatment also differ from country-to-country. There are three main types of reimbursement modalities: budget transfer, fee for service and flat rate. In some cases, the reimbursement modality varies within the same country depending on the type of provider (public or private). Budget transfer is a reimbursement modality used mainly for public providers in most of the European countries where the funding is based on taxation and in some of the countries where it is based on social security (e.g. Spain, Czech Republic). Fee for service is the most common reimbursement modality for private providers in all European countries (with exceptions, Hungary where reimbursement to private providers is based on budget) and for public providers in countries where the funding system is based on social security payments. Germany is the only country in Europe in which the reimbursement modality is a flat weekly rate independent of both the type of provider and the type of dialysis therapy provided.
      Treatment components included in the cost of dialysis may vary from country-to-country or even within countries, depending on the structure and cost allocation principles. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. We believe that it is not appropriate to calculate a global reimbursement amount because the services and costs for which reimbursement is provided in any such global amount would likely bear little relation to the actual reimbursement system in any one country. Generally, in countries with established dialysis programs, reimbursements range from $100 to more than $300 per treatment. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.
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
Balanced Budget Act of 1997
      The Balanced Budget Act of 1997 (the “BBA”) contained material adjustments to both the Medicare and Medicaid programs, as well as further expansion of the federal fraud and abuse laws. Specifically, the BBA created a civil monetary penalty for violations of the federal anti-kickback statute whereby violations will result in damages equal to three times the amount involved as well as a penalty of $50,000 per violation. In addition, the new provisions expanded the exclusion requirements so that any person or entity convicted of three health care offenses is automatically excluded from federally funded health care programs for life. Individuals or entities convicted of two offenses are subject to mandatory exclusion of 10 years, while any provider or supplier convicted of any felony may be denied entry into the Medicare program by the Secretary of DHHS if deemed to be detrimental to the best interests of the Medicare program or its beneficiaries.
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
Health Care Reform
      Health care reform is considered by many countries to be a national priority. In the U.S., members of Congress from both parties and officials from the executive branch continue to consider many health care proposals, some of which are comprehensive and far-reaching in nature. Several states are also currently considering health care proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. But with the recent change in the majority party in Congress and several high profile state-based proposals currently under consideration, chances for major changes in the health care industry in the U.S. are more likely now than in the recent past. Such health care reform may bring radical changes in the financing and regulation of the health care industry, which could have a material adverse effect on our business and the results of our operations.

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

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	15,646	leased	December 2016	Corporate headquarters and administration
St. Wendel, Germany	58,767	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Schweinfurt, Germany	24,900	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg (OE)	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions/ Technical Services/ Logistics services Amgen
Darmstadt	21,597	leased	November 2010	Regional Distribution Center Central Europe
Gernsheim, Germany	32,307	leased	December 2009	Regional Distribution A4/WE/AP/LA
Palazzo Pignano, Italy	19,990	owned		Manufacture of bloodlines and tubing
L’Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	owned		Manufacture of hemodialysis concentrate solutions
Vrsac, Serbia	2,642	owned		Production area, Laboratory, lobby, maintenance, administration, logistics
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	8,676	leased	December 2022	Manufacture of bloodlines
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	10,500	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and desinfectants
São Paulo, Brazil	8,566	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets
Bogotá, Colombia	11,825	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions, administration
Valencia, Venezuela	3,562	leased	May 2008	Head Office and Warehouse
Hong Kong	3,588	leased	November 2007 — November 2009	various leases of Warehouse facility
Smithfield, Australia	5,350	owned		Manufacture of hemodialysis concentrate
Altona VIC, Australia	2,400	leased	May 2009	Warehouse
Yongin, South Korea	2,645	leased	December 2009	Warehouse
Seoul, South Korea	2,425	leased	February 2007	Administration
Oita, Japan (Inukai Plant)	30,647	owned		Manufacture of polysulfone filters
Oita, Japan	7,925	owned		Warehouse and Building
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags
Saga, Japan	4,972	leased	March 2010	Warehouse
Waltham, Massachusetts	19,045	leased	April 2017 — July 2017 with a 10 year renewal and a second 5 year renewal option	Corporate headquarters and administration — North America
Lexington, Massachusetts	1,883	leased	December 2007	Corporate/FMS administration — North America
Lexington, Massachusetts	6,425	leased	October 2012 with 5 year renewal option	IT headquarters and administration — North America
Nashville, Tennessee	3,053	leased	April 2009	IT administration

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Walnut Creek, California	9,522	leased	June 2012 with 5-year renewal option	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Ogden, Utah	63,639	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Ogden, Utah	13,008	leased	December 2010	Warehouse
Ogden, Utah	2,072	leased	December 2007	Warehouse
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Perrysburg, Ohio	3,252	leased	August 2008	Manufacture of dry hemodialysis concentrates
Livingston, California	6,689	leased	Lease A expires February 2007, Lease B expires October 2011 with a 5-year renewal option	Manufacture of liquid hemodialysis concentrates and resupply
Freemont, California	6,645	leased	August 2007 with 2-year renewal option	Clinical laboratory testing — 3 Buildings
Rockleigh, New Jersey	9,727	leased	May 2012	Clinical laboratory testing
Irving, Texas	6,506	leased	December 2010	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	4,645	owned		Warehouse
Redmond, Washington	1,944	leased	December 2008	Manufacture of Prosorba Columns
Province of Quebec, Canada	1,914	leased	April 2012	Plant Building #1 — Manufacture of dry and liquid concentrates
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
      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of the management of the Company’s General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled “Introduction — Forward-Looking Statements.” (See also “Risk Factors.”)
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Critical Accounting Policies
      The Company’s reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company’s financial statements, and the discussion in “Results of Operations.”
Recoverability of Goodwill and Intangible Assets
      The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2006, the carrying amount of goodwill amounted to $6,892 million (increased from $3,457 million at December 31, 2005 primarily due to the RCG Acquisition) and non-amortizable intangible assets amounted to $440 million representing in total approximately 56% of our total assets.
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 Goodwill and Other Intangible Assets, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired (See also Note 1g) in our consolidated financial statements).
      To comply with the provisions of SFAS No. 142, the fair value of the reporting unit is compared to the reporting unit’s carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital (“WACC”) specific to that unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining discounted cash flows, the Company utilizes its three-year budget, projections for years 4 to 10 and a range of growth rates of 0% to 4% for all remaining years. The Company’s weighted average cost of capital consists of a basic rate of 6.83% for 2006. This basic rate is then adjusted by a percentage ranging from 0% to 9% for specific country risks within each reporting unit for determining the reporting unit’s fair value.
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
Legal Contingencies
      We are party to litigation and subject to investigations relating to a number of matters as described in Item 8.A.7, “Legal Proceedings” in this report. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.
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

Accounts Receivable and Allowance for Doubtful Accounts
      Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $1,849 million and $1,470 million at December 31, 2006 and 2005, respectively, net of allowances for doubtful accounts of $207 million and $177 million at December 31, 2006 and 2005, respectively. The majority of our receivables relates to our dialysis service business in North America.
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
      The allowance for doubtful accounts is based on local payment and collection experience. We sell dialysis products directly or through distributors in over 100 countries and dialysis services in over 25 countries through owned or managed clinics. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices. Specifically, public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made. Payment differences are mainly due to the timing of the funding by the local, state or federal government to the agency that is sponsoring the program that purchases our services or products. The collection of accounts receivable from product sales to third party distributors or dialysis clinics is affected by the same underlying causes, since these buyers of our products are reimbursed as well by government institutions or government sponsored programs.
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
      Due to the number of our subsidiaries and different countries that we operate in, our policy of determining when a valuation allowance is required considers the appropriate local facts and circumstances that apply to an account. While payment and collection practices vary significantly between countries and even agencies within one country, government payors usually represent low credit risks. Accordingly, the length of time to collect does not, in and of itself, indicate an increased credit risk and it is our policy to determine when receivables should be classified as bad debt on a local basis taking into account local practices. In all instances, local review of accounts receivable is performed on a regular basis, generally monthly. When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.
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
      If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2006 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2006 would have been reduced by approximately 1%.
      The following table shows the portion of major debtors or debtor groups of trade accounts receivable as at December 31, 2006. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable. Trade accounts receivable in the International segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate.

Composition of Trade Accounts Receivables
in %, December 31	2006	2005

U.S. Medicare and Medicaid Programs	22%	22%
U.S. Commercial Payors	26%	24%
U.S. Hospitals	4%	3%
Self-Pay of U.S. patients	1%	1%
Other U.S.	3%	4%
International product customers and dialysis payors	44%	46%

Total	100%	100%

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
      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $55 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.
      The Medicare Modernization Act, enacted on December 8, 2003, made several significant changes to U.S. government payment for dialysis services and pharmaceuticals. These changes are reflected in a CMS regulation amending the final physician fee schedule for calendar year 2007 released by CMS on December 1, 2006.
      In the final rule, CMS stated that biologicals furnished in connection with renal dialysis services and separately billed by hospital-based and independent dialysis facilities will continue to be paid using the average sales price plus six percent methodology (“ASP+6%”) adopted in 2006. Second, CMS has increased to 15.1% the drug add-on adjustment to the composite payment rate. The 2006 rate was 14.5%. The drug add-on adjustment was created to account for changes in the drug payment methodology enacted by the Medicare Modernization Act. Third, as part of a Medicare Modernization Act-mandated transition in how the wage index for dialysis facilities is calculated, the wage index adjustment has been updated to a 50/50 blend between an ESRD facility’s MSA-based composite rate and its calendar year 2007 Office of Management and Budget revised core-based statistical area (CBSA) rate.
      CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5 percent in 2007 but that there will be some variance depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4 percent and non-profit facilities will receive 0.8 percent more in 2007. The Company’s estimates of these changes on its business are consistent with the CMS calculations. For the third year in a row, Congress has enacted legislation to update the ESRD composite rate. Unlike many other programs in Medicare, the ESRD composite rate is not automatically updated each year by law. As a result, an Act of Congress is required to make the annual change. As discussed in prior year reports, the Medicare Modernization Act increased the 2005 composite rate by 1.6%. The Deficit Reduction Act (“DRA”) of February 1, 2006, further increased the composite rate by an additional 1.6% effective January 1, 2006. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement”.
      In 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. The new policy, as discussed in prior year reports, took effect on April 1, 2006. As a result of this new policy, CMS expects a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS limited Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. In addition in November 2006, the FDA issued an alert regarding a newly published clinical study showing that patients treated with an erythropoiesis-stimulating agent (ESA) such as EPO and dosed to a target hemoglobin concentration of 13.5 g/dL are at a significantly increased risk for serious and life threatening cardiovascular complications, as compared to use of the ESA to target a hemoglobin concentration of 11.3 g/dL. The alert recommended, among other things, that physicians and other healthcare professionals should consider adhering to dosing to maintain the recommended target hemoglobin range of 10 to 12 g/dL. We normally maintain levels in the FDA recommend target hemoglobin range.
      Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For management purposes, the Company reclassified its Mexico operations from its International segment to its North American segment beginning January 1, 2005 and reclassified the operations and assets for the comparative year 2004. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.
      With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. Accordingly, all of these items are excluded from our analysis of segment results and, in the discussion of our 2006 results compared to 2005, are discussed separately below in the discussion of our consolidated results of operations and, in our discussion of our 2005 results compared to 2004, they are discussed separately under the heading “Corporate”.

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

	For the years ended
	December 31,

	2006	2005	2004

	(in millions)
Total revenue
North America	$6,026	$4,578	$4,250
International	2,534	2,250	2,019

Totals	8,560	6,828	6,269

Inter-segment revenue
North America	1	1	2
International	60	55	39

Totals	61	56	41

Total net revenue
North America	6,025	4,577	4,248
International	2,474	2,195	1,980

Totals	8,499	6,772	6,228

Amortization and depreciation
North America	187	140	129
International	120	109	102
Corporate	2	2	2

Totals	309	251	233

	For the years ended
	December 31,

	2006	2005	2004

	(in millions)
Operating Income
North America	965	644	587
International	440	362	300
Corporate	(87)	(67)	(35)

Totals	1,318	939	852

Interest income	21	18	14
Interest expense	(372)	(191)	(197)
Income tax expense	(413)	(309)	(266)
Minority interest	(17)	(2)	(1)

Net income	$537	$455	$402

Year ended December 31, 2006 compared to year ended December 31, 2005
Highlights
      We successfully completed the acquisition of Renal Care Group, Inc. (the “RGC Acquisition”) in the first quarter of 2006 for a purchase price of $4,158 million for all of the outstanding common stock and the retirement of RCG stock options. The purchase price included the concurrent repayment of approximately $658 million indebtedness of RCG. During 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals.
      We were required to divest a total of 105 renal dialysis centers, consisting of both former Company clinics (the “legacy clinics”) and former RCG clinics, in order to complete the RCG Acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 30, 2006. The Company sold 96 of such centers on April 7, 2006 to a wholly-owned subsidiary of DSI Holding Company, Inc. (“DSI”) and sold DSI the remaining 9 centers effective as of June 30, 2006. In addition, we sold the laboratory business acquired in the RCG transaction. The Company received cash consideration of $516 million, net of related expenses, for the divested centers and the laboratory business.
      To finance the RCG Acquisition, we entered into a new $4,600 million syndicated credit agreement (the “2006 Senior Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced the existing credit agreement (the “2003 Senior Credit Agreement”). See “Liquidity.”
      On February 10, 2006, we completed and registered in the commercial register of the local court in Hof an der Saale the transformation of our legal form under German law from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). The transformation was approved by our shareholders during an Extraordinary General Meeting held on August 30, 2005 (“EGM”). The Company as a KGaA is the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG (“Management AG” or “General Partner”), a wholly-owned subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the General Partner of FMC-AG & Co. KGaA. (See Note 2)
      Revenues increased by 26% to $8,499 million (25% at constant rates) with organic growth at 10% and the RCG Acquisition, net of the Divestitures, contributing 15%. Operating income (EBIT) increased 38% excluding the gain from the divestiture of the clinics, the effects of the costs of an accounting change for stock options, the restructuring costs and in-process R&D, and the costs of the transformation of legal form and preference share conversion. The following table provides a reconciliation to operating income.

	For the years ended December 31,

	2006	2005	Change in %

	(in millions)
Operating income	$1,318	$939	40%
Transformation & Settlement	2	22
Restructuring costs and in-process R&D	35	—
Gain from FTC-related clinic divestment	(40)	—
Stock option compensation expense (FAS 123(R))	14	—

Operating income excluding one time effects and FAS 123(R)	$1,329	$961	38%

      Net Income increased by 24% excluding the after tax loss from the divestiture, the costs of the accounting change, restructuring costs, in-process R&D, and the transformation costs. Including such items, net income increased by 18%. The following table provides a reconciliation to net income.

	For the years ended
	December 31,

	2006	2005	Change in %

	(in millions)
Net income	$537	$455	18%
Transformation & Settlement	1	17
Restructuring costs and in-process R&D	23	—
Write-off FME prepaid financing fees	9	—
Loss from FTC-related clinic divestment	4	—
Stock option compensation expense (FAS 123(R))	10	—

Net income excluding one time effects and FAS 123(R)	$584	$472	24%

Consolidated Financials
Key Indicators for Consolidated Financials

			Change in %

				at constant
	2006	2005	as reported	exchange rates

Number of treatments	23,739,733	19,732,753	20%
Same market treatment growth in %	4.2%	4.6%
Revenue in $ million	8,499	6,772	26%	25%
Gross profit in % of revenue	33.9%	32.6%
Selling, general and administrative costs in % of revenue	18.2%	18.0%
Net income in $ million	537	455	18%
      Treatments increased by 20% mainly due to the RCG acquisition, net of the Divestitures, contributing 16%, same market treatment growth 4%, with additional growth of 1% from other acquisitions, reduced by approximately 1% due to closed or sold clinics. At December 31, 2006, we owned, operated, or managed 2,108 clinics as compared to 1,680 at December 31, 2005. In 2006, we acquired 378 clinics including the clinics acquired from RCG net of the Divestitures, opened 83 clinics and closed or sold 33 clinics, not including the Divestitures. The number of patients treated in clinics that we own, operate or manage increased by 24% to 163,517 at December 31, 2006 from 131,485 at December 31, 2005. Average revenue per treatment for world-wide dialysis services increased from $247 to $269 mainly due to worldwide improved reimbursement rates and the RCG Acquisition.

      Net revenue increased by 26% (25% at constant rates) for the year ended December 31, 2006 over the comparable period in 2005 due to growth in revenue in both dialysis care and dialysis products and the effects of the acquisition of RCG net of the Divestitures.
      Dialysis care revenue grew by 31% to $6,377 million (31% at constant exchange rates) in 2006 mainly due to the RCG acquisition net of the Divestitures (20%), growth in same market treatments (4%), higher revenue rates (6%), and other acquisitions (1%). Dialysis product revenue increased by 11% to $2,122 million (11% at constant exchange rates) in the same period.
      Gross profit margin improved to 33.9% in 2006 from 32.6% for 2005. The increase is primarily a result of the effects of the acquisition of RCG (net of the Divestitures) which has higher margins, higher treatment rates in North America, sales growth in Europe and favorable operational performance in Latin America, partially offset by higher personnel expenses in North America and growth in regions with low gross profit margins. Depreciation and amortization expense for the period ended December 31, 2006 was $309 million compared to $251 million for the same period in 2005.
      Selling, general and administrative costs increased from $1,218 million in 2005 to $1,548 million in the same period of 2006. Selling, general and administrative costs as a percentage of sales (“SG&A margin”) increased from 18.0% in the year ended December 31, 2005 to 18.2% in the same period of 2006. The percentage increase is mainly due to restructuring costs, the consolidation of RCG whose SG&A margin was higher, expenses for patent litigation, additional compensation expense incurred as a result of the adoption of the change for accounting for stock options, and higher personnel expenses in North America partially offset by economies of scale associated with growth in revenues and growth in regions with lower SG&A margins. In 2005, SG&A costs were impacted by higher one-time transformation costs for the change in the legal form of our Company.
      Bad debt expense for 2006 was $177 million compared to $141 million in 2005, remaining at 2.1% of revenue, the same level as 2005.
      Operating income increased from $939 million in 2005 to $1,318 million in 2006. Operating income as a percent of revenue (“operating income margin”) increased from 13.9% for the period ending December 31, 2005 to 15.5% for the same period in 2006 mainly as a result of the improvements in the segments operating margins (see discussion on segments below). The gain on sale of legacy clinics contributed $40 million (0.5%), which was more than offset by restructuring costs, in-process R&D, cost of transformation of the Company’s legal form, and additional compensation costs incurred as a result of adopting FAS123(R) in 2006. Included in operating income are corporate operating losses of $87 million in the year ended December 31, 2006 compared to $67 million for the same period of 2005. This increase in corporate operating losses includes approximately $14 million due to the adoption of FAS123(R) in 2006 for stock compensation and increased costs for patent litigation, partially offset by lower transformation costs.
      Interest expense increased (95%) from $191 million for the twelve-month period ending December 31, 2005 to $372 million for the same period in 2006 mainly as a result of increased debt due to the RCG Acquisition and the write off of unamortized fees approximating $15 million related to our 2003 Credit Agreement which was replaced by the 2006 Credit Agreement in conjunction with the RCG Acquisition.
      Income taxes increased to $413 million for 2006 from $309 million for the same period in 2005 mainly as a result of increased earnings and the tax on the gain of the divested legacy clinics. As a result of the differences of book and tax basis for the divested legacy clinics, we recorded a book gain of approximately $40 million while recording a tax expense of approximately $44 million on the transaction. This resulted in an increase of the effective tax rate of approximately 3% for the twelve-month period ending December 31, 2006. In addition, during 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. Some expenses reported during those years were disallowed resulting in the Company incurring additional tax expense during 2006. This resulted in a 1% impact on the effective tax rate for the twelve-month period ending December 31, 2006. Without the effects of these two items, the effective tax rate would have been 38.5% for 2006.
      Net income for the period was $537 million compared to $455 million in 2005 despite the after tax effects of the $23 million restructuring costs and in-process R&D, the $10 million costs relating to the accounting change for stock options, the $9 million write off of fees related to our 2003 Senior Credit Agreement, the $4 million net loss on the sale of the legacy clinics, and the $1 million costs related to the transformation.
      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment
Key Indicators for North America Segment

	2006	2005	Change in %

Number of treatments	16,877,911	13,471,158	25%
Same market treatment growth in %	2.1%	3.3%
Revenue in $ million	6,025	4,577	32%
Depreciation and amortization in $ million	187	140	34%
Operating income in $ million	965	644	50%
Operating income margin in %	16.0%	14.1%
Revenue
      Treatments increased by 25% for the year ended December 31, 2006 as compared to the same period in 2005 mainly due to the RCG acquisition (23%), same market growth (2%), and other acquisitions (1%) partially offset by sold or closed clinics (1%). At December 31, 2006, 117,855 patients (a 32% increase over the same period in the prior year) were being treated in the 1,560 clinics that we own or operate in the North America segment, compared to 89,313 patients treated in 1,157 clinics at December 31, 2005. The North America segment’s average revenue per treatment increased from $294 in 2005 to $317 in 2006. In the U.S., average revenue per treatment increased from $297 for 2005 to $321 in 2006. The improvement in the revenue rate per treatment is primarily due to increases in improved commercial payor contracts, increases in the dialysis treatment reimbursement rates including the legislated 1.6% increase from Medicare, the transfer of Medicare drug profits for separately billable items into the composite rate and the effects of the RCG Acquisition.
      Net revenue for the North America segment for 2006 increased by 32% because dialysis care revenue increased by 35% from $4,054 million to $5,464 million and products sales increased by 7% to $561 million in 2006 from $523 million in 2005.
      Dialysis care revenue in year ended December 31, 2006 increased by 35%, driven by 25% as a result of the effects of the RCG acquisition combined with favorable treatment volume and dialysis treatment rates that resulted in organic revenue growth of 9% and the impact of other acquisitions of 1%. For 2006, the administration of EPO represented approximately 23% of total North America Dialysis Care revenue as compared to 24% in the prior year.
      The Product revenue increase was driven mostly by increased sales volume of machines and dialyzers.
Operating income
      Operating income increased by 50% from $644 million for 2005 to $965 million for the same period in 2006 due to increased treatments and a higher volume of products sold. Operating income margin increased from 14.1% for 2005 to 16.0% for the same period in 2006 mostly as a result of the improvement in revenue rates, increased treatment volume, effects of the RCG Acquisition net of Divestitures and increased product sales partially offset by higher personnel expenses. Cost per treatment increased from $254 in 2005 to $266 in 2006.

International Segment
Key Indicators for International Segment

			Change in %

			as	at constant
	2006	2005	reported	exchange rates

Number of treatments	6,861,822	6,261,595	10%
Same market treatment growth in %	8.6%	7.6%
Revenue in $ million	2,474	2,195	13%	12%
Depreciation and amortization in $ million	120	109	9%
Operating income in $ million	440	362	22%
Operating income margin in %	17.8%	16.5%
Revenue
      Treatments increased by 10% for year ended December 31, 2006 over the same period in 2005 mainly due to same market growth (9%) and acquisitions (3%), partially offset by sold or closed clinics (1%) and the effects of one less dialysis day (1%). As of December 31, 2006, 45,662 patients (an 8% increase over the same period in the prior year) were being treated at 548 clinics that we own, operate or manage in the International segment compared to 42,172 patients treated at 523 clinics at December 31, 2005. In 2006, the average revenue per treatment increased to $133 from $130 (increased to $133 at constant exchange rates) for 2005 primarily due increased reimbursement rates.
      The 13% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. The increase was due to organic growth during the period of 12% at constant exchange rates with a 1% increase due to acquisitions and 1% due to currency fluctuations, offset by 1% due to closed or sold clinics.
      Total dialysis care revenue increased during 2006 by 12% (12% at constant exchange rates) to $913 million in 2006 from $813 million in the same period of 2005. This increase is primarily a result of organic growth of 11% and a 2% increase in contributions from acquisitions, partially offset by 1% due to closed or sold clinics.
      Total dialysis product revenue for 2006 increased by 13% (12% at constant exchange rates) to $1,561 million from 1,382 million in 2005.
      Including the effects of acquisitions, European region revenue increased 11% (11% at constant exchange rates), Latin America region revenue increased 24% (21% at constant exchange rates), and Asia Pacific region revenue increased 11% (11% at constant exchange rates).
Operating income
      Operating income in the International Segment increased from $362 million in 2005 to $440 million for the same period in 2006 primarily as a result of an increase in treatment volume and in volume of products sold. Operating income margin increased from 16.5% in 2005 to 17.8% for the same period in 2006. The main causes for the margin increase were production efficiencies in Europe, accelerated purchases of product by German customers as a result of an increase by 3% of the German value added tax (VAT) in 2007, improvements in our operations in Latin America and Asia Pacific, collections on previously written off receivables, lower bad debt expense and the impact of restructuring costs in Japan in 2005. These effects were partially offset by income received in 2005 associated with the cancellation of a distribution agreement and with a patent litigation settlement.

Year ended December 31, 2005 compared to year ended December 31, 2004
Highlights
      Earnings margins increased in both segments in 2005 resulting in a 0.5% increase in operating income margin which was partially offset by the one time effect of the $22 million of costs associated with the transformation of our legal form and the settlement and related legal fees of a shareholder suit relating to the transformation and conversion of our preference shares.
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
Consolidated Financials
Key Indicators for Consolidated Financials

			Change in %

			as	at constant
	2005	2004	reported	exchange rates

Number of treatments	19,732,753	18,794,109	5%
Same store treatment growth in %	4.6%	3.6%
Revenue in $ million	6,772	6,228	9%	8%
Gross profit in % of revenue	32.6%	31.5%
Selling, general and administrative costs in % of revenue	18.0%	17.0%
Net income in $ million	455	402	13%
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
      Gross profit margin improved to 32.6% in 2005 from 31.5% for 2004. The increase is primarily a result of higher revenue rates, production efficiencies, and the effects in 2004 of a one time discount provided to a distributor in Japan, partially offset by higher personnel expenses, higher facility costs and one less treatment day in North America. Depreciation and amortization expense for 2005 was $251 million compared to $233 million for 2004.
      Approximately 36% of the Company’s 2005 worldwide revenues, as compared to 38% in 2004, were paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.
      Selling, general and administrative costs increased from $1,058 million in 2004 to $1,218 million in 2005. Selling, general and administrative costs as a percentage of sales increased from 17.0% in 2004 to 18.0% in 2005. The increase is mainly due to one time costs of $22 million for the transformation of our legal form and the settlement and related legal fees of the shareholder suit, increased delivery costs due to higher fuel prices for

Company-owned vehicles and higher transport and other third party commercial delivery costs, higher insurance costs, restructuring costs in Japan, and the favorable effects in 2004 of an indemnification payment received in 2004 related to a clinic in Asia Pacific. These effects were partially offset by foreign currency gains and a patent litigation settlement in the International segment as well as the one-time impact of compensation for cancellation of a distribution contract in Japan.
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
DaVita
      On October 5, 2005, DaVita Inc. (“DaVita”), the second largest provider of dialysis services in the U.S. and an important customer of ours, completed its acquisition of Gambro Healthcare, Inc., the third largest provider of dialysis services in the U. S., and agreed to purchase a substantial portion of its dialysis product supply requirements from Gambro Renal Products, Inc. during the next ten years.

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
Income Taxes
      The effective tax rate for 2005 was 40.3% compared to 39.7% in 2004.

B.	Liquidity and Capital Resources
Liquidity
      We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, equipment for existing or new renal dialysis centers and production centers and to finance working capital needs. At December 31, 2006, our working capital was $1,036 million; cash and cash equivalents $159 million; and our ratio of current assets to current liabilities was 1.4.
      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the year ended December 31, 2006, approximately 38% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative and budgetary changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Financial Condition and Results of Operations — Overview,” above, for a discussion of recent Medicare reimbursement rate changes. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.

      Accounts receivable balances at December 31, 2006 and December 31 2005, net of valuation allowances, represented approximately 76 and 82 days of net revenue, respectively. This favorable development is mainly a result of extension of an electronic billing program and more favorable payment terms in payor contracts in the U.S. and our management effort to improve collection of receivables. The mix effect due to North America’s increased weight following the RCG Acquisition coupled with North America’s lower DSO is a further driver for the decrease of our DSO. The development of days sales outstanding by operating segment is shown in the table below.
Development of Days Sales Outstanding

	December 31,	December 31,
	2006	2005

North America	59	63
International	119	120

Total	76	82

2006 Senior Credit Agreement
      We entered into a $4.6 billion syndicated credit facility (the “2006 Senior Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) that closed on March 31, 2006 and replaced the existing credit facility (the “2003 Senior Credit Agreement”). The new credit facility consists of:

•	a 5-year $1 billion revolving credit facility (of which up to $0.25 billion is available for letters of credit, up to $0.3 billion is available for borrowings in certain non-U.S. currencies, up to $0.15 billion is available as swing line loans in U.S. dollars, up to $0.25 billion is available as a competitive loan facility and up to $0.05 billion is available as swing line loans in certain non-U.S. currencies, the total of all of which cannot exceed $1 billion) which will be due and payable on March 31, 2011.

•	a 5-year term loan facility (“Loan A”) of $1.85 billion also scheduled to mature on March 31, 2011. The 2006 Senior Credit Agreement requires 19 quarterly payments on Loan A of $30 million each that permanently reduce the term loan facility. The repayments began on June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Loan B”) of $1.75 billion scheduled to mature on March 31, 2013. The 2006 Senior Credit Agreement requires 28 quarterly payments on Loan B that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 though 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date.
      Interest on the new credit facilities will be, at our option and depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.
      The applicable margin is variable and depends on our Consolidated Leverage Ratio which is a ratio of our Consolidated Funded Debt less up to $0.03 billion cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the 2006 Credit Agreement).
      In addition to scheduled principal payments, indebtedness outstanding under the 2006 Senior Credit Agreement will be reduced by mandatory prepayments utilizing portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable facility and the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity securities and excess cash flow.
      We incurred fees of approximately $86 million in conjunction with the 2006 Senior Credit Agreement which will be amortized over the life of the credit agreement and wrote off approximately $15 million in unamortized fees related to our 2003 Senior Credit Agreement at March 31, 2006.
Other
      We are also party to, through various direct and indirect subsidiaries, an Amended and Restated Subordinated Loan Note (the “Note”) entered into on March 31, 2006, with Fresenius AG (“FAG”) which amended the Subordinated Loan Note dated May 18, 1999. Under the Note, we or our subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400 million during the period ending March 31, 2011. The Advances may be repaid and reborrowed during the period but FAG is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one month term. All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Consolidated Leverage Ratio, as defined in the 2006 Credit Agreement. Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all of our other indebtedness. On December 31, 2006, the Company received an Advance of $3 million (€2 million) at 4.37% interest which matured on and was repaid on January 31, 2007.
      Liquidity is also provided from short-term borrowings of up to $650 million ($460 million through October 18, 2006) generated by selling interests in our accounts receivable (“A/ R Facility”), which is available to us through October 18, 2007. The A/ R Facility is typically renewed annually and was most recently renewed and increased in October 2006. Renewal is subject to the availability of sufficient accounts receivable that meet certain criteria defined in the A/ R Facility agreement with the third party funding corporation. A lack of availability of such accounts receivable could preclude us from utilizing the A/ R Facility for our financial needs.
      Additional long-term financing has been provided through our borrowings under various credit agreements with the European Investment Bank (“EIB”) in July 2005 and December 2006. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favorable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.
      The July 2005 agreements consist of a term loan of €41 million and a revolving facility of €90 million which were granted to the Company to refinance certain R&D projects and to make investments in expansion and optimization of existing production facilities in Germany. Both have 8-year terms. The December 2006 term loan was granted to the Company for financing and refinancing of certain clinic refurbishing and improvement projects and allows distribution of proceeds in up to 6 separate tranches until June 2008. Each tranche will mature 6 years after the disbursement of proceeds for the respective tranche.
      Currently all agreements with the EIB have variable interest rates that change quarterly with FMC — AG & Co. KGaA having options to convert the variable rates into fixed rates. All advances under all agreements can be denominated in certain foreign currencies including U.S. dollars. All loans under these agreements are secured by bank guarantees and have customary covenants.
      We also issued euro denominated notes (“Euro Notes”) (Schuldscheindarlehen) on July 27, 2005 that provide long-term working capital through their maturity on July 27, 2009. The notes total €200 million with a €126 million tranche at a fixed interest rate of 4.57% and a €74 million tranche with a floating rate at EURIBOR plus applicable margin resulting in an interest rate of 5.49% at December 31, 2006. The proceeds were used to liquidate $155 million (€129 million) of Euro Notes issued in 2001 that were due in July 2005 and for working capital. The Euro Notes mature on July 27, 2009.
      We are also party to letters of credit which have been issued under our 2006 Credit Agreement and by banks utilized by our subsidiaries.

      From time to time, we have also issued long-term securities (“Trust Preferred Securities”) which require the payment of fixed annual distributions to the holders of the securities. The current outstanding Trust Preferred Securities are mandatorily redeemable in 2008 and 2011.
      The obligations under the 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the lenders. Our 2006 Senior Credit Agreement, EIB agreements, Euro Notes and the indentures relating to our trust preferred securities also include other covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (as described above). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $240 million in 2007, dividends paid in May 2006 were $154 million which was in compliance with the restrictions set forth in the 2006 Senior Credit Agreement) and make other restricted payments or create liens. In addition, we are limited as to the annual amounts of Consolidated Capital Expenditures we can incur ($600 million in 2006, exclusive of the RCG acquisition).
      The breach of any of the covenants could result in a default under the 2006 Senior Credit Agreement, the European Investment Bank Agreements, the Euro Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2006 Senior Credit Agreement becomes due at the option of the Lenders. As of December 31, 2006, we are in compliance with all financial covenants under the 2006 Senior Credit Agreement and our other financing agreements.
      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Item 8.A.7, “Financial Information — Legal Proceedings” in our Annual Report on Form 20-F for the year ended December 31, 2005) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations.
      In conjunction with a disputed tax assessment in Germany, in the fourth quarter 2005 we made a $78 million payment related to the tax audit for 1996 and 1997 to discontinue the accrual of additional non-tax deductible interest until the final resolution of the disputed assessment. Separately, during the third quarter, 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. This resulted in the Company incurring additional tax expense during the third quarter 2006 but had a minimal impact on the effective tax rate for the year ended December 31, 2006. The US Internal Revenue Service (IRS) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the Office of the Inspector General and US Attorney’s Office investigation and certain other deductions, we paid an IRS tax and accrued interest assessment of approximately $99 million in the third quarter of 2006. We have filed claims for refunds with the IRS contesting the IRS’s disallowance of FMCH’s civil settlement payment deductions and plan to pursue recovery through IRS appeals and if necessary in the U.S. Federal courts of the tax and interest payment associated with such disallowance. An adverse determination in this litigation could have a material adverse effect on our financial condition and results of operations.
      We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.
Dividends
      Consistent with prior years, we will continue to follow an earnings-driven dividend policy. Our General Partner’s Management Board will propose to the shareholders at the Annual General Meeting a dividend, with respect to 2006 and payable in 2007, of €1.41 per ordinary share (2005: €1.23) and €1.47 per preference share (2005: €1.29) for shareholder approval at the annual general meeting on May 15, 2006. The total expected dividend payment is approximately €139 million and we paid approximately $154 (€120) million in 2006 for dividends with respect to 2005. Our 2006 Senior Credit Agreement limits disbursements for dividends and certain other transactions relating to our own equity type instruments during 2007 to $240 million in total.
Analysis of Cash Flow
Year ended December 31, 2006 compared to year ended December 31, 2005
Operations
      We generated cash from operating activities of $908 million in the year ended December 31, 2006 and $670 million in the comparable period in 2005, an increase of approximately 35% from the prior year. Cash flows were primarily generated by increased earnings and improvements in working capital efficiency. Cash flows were positively impacted principally by a reduction of days sales outstanding and the utilization of the $67 million tax receivable related to the RCG stock option program when making 2006 tax payments. In addition, the percentage increase was favorably impacted by tax payments in 2005 of $78 million in Germany and $41 million in the U.S. These effects were mostly offset by tax payments in 2006 of $99 million for tax audit adjustments related to the Company’s 2000 and 2001 US tax filings, $131 million related to the divestiture of clinics, as well as payments of $35 million related to the RCG Acquisition and payments for increased interest costs for the increased debt related to the RCG Acquisition. Cash flows were used mainly for investing (capital expenditures and acquisitions).
Investing
      Cash used in investing activities increased from $422 million in 2005 to $4,241 million in the year ended December 31, 2006 mainly because of the payments for the acquisition of RCG of $4,148 million, partially offset by the cash receipts of $516 million related to the divestiture of the 105 clinics and divested laboratory business. Additionally, in the year ended December 31, 2006, we paid approximately $159 million cash ($145 million in the North America segment and $14 million in the International segment) for the PhosLo® product business acquisition ($73 million) and other acquisitions consisting primarily of dialysis clinics. In the same period in 2005, we paid approximately $125 million ($77 million for the North American segment and $48 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.
      Capital expenditures for property, plant and equipment net of disposals were $450 million in the year ended December 31, 2006 and $297 million in same period in 2005. In 2006, capital expenditures were $302 million in the North America segment and $148 million for the International segment. In 2005, capital expenditures were $168 million in the North America segment and $129 million for the International segment. The majority of our capital expenditures was used for the maintenance of existing clinics, equipping new clinics, and the maintenance and expansion of production facilities primarily in North America, Germany and France. Capital expenditures were approximately 5% of total revenue.

Financing
      Net cash provided by financing was $3,382 million for 2006 compared to cash used in financing of $220 million 2005 mainly due to the $4,148 million required for the RCG acquisition less the $516 million proceeds from the divestiture of the 105 clinics and the laboratory business. Dividends in the amount of $154 million relating to 2005 were paid in the second quarter of 2006 compared to a similar payment of $137 million made in the second quarter of 2005 for 2004. Our external financing needs increased mainly due to the RCG acquisition and were partially offset by cash generated from operations. In addition, the conversion premium paid in connection with the conversion of preference shares to ordinary shares generated approximately $307 million cash. Cash on hand was $159 million at December 31, 2006 compared to $85 million at December 31, 2005.
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
Obligations
      The following table summarizes, as of December 31, 2006, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of

Contractual Cash Obligations	Total	1 Year	2-5 Years	Over 5 Years

in millions
Trust Preferred Securities	$1,254	$—	$1,254	$—
Long Term Debt	3,981	158	2,076	1,747
Capital Lease Obligations	8	2	4	2
Operating Leases	1,698	308	882	508
Unconditional Purchase Obligations	235	131	95	9
Other Long-term Obligations	16	10	6	—
Letters of Credit	85	85	—	—

	$7,277	$694	$4,317	$2,266

		Expiration per period of

Available Sources of Liquidity	Total	1 Year	2-5 Years	Over 5 Years

in millions
Accounts receivable facility(a)	$384	$384	$—	$—
Unused Senior Credit Lines	932	—	932	—
Other Unused Lines of Credit	87	87	—	—

	$1,403	$471	$932	$—

(a)	Subject to availability of sufficient accounts receivable meeting funding criteria.
     The amount of guarantees and other commercial commitments at December 31, 2006 is not significant.
Borrowings
      Short-term borrowings of $65 million and $57 million at December 31, 2006, and 2005, respectively, represent amounts borrowed by certain of our subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2006, and 2005 was 3.69% and 3.91%, respectively.
      Excluding amounts available under the 2006 Senior Credit Agreement (as described under “Liquidity” above), at December 31, 2006, we had $87 million available under such commercial bank agreements. In some instances lines of credit are secured by assets of our subsidiary that is party to the agreement and may require our Guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.
      We had short-term borrowings under our A/ R Facility at December 31, 2006, of $266 million and $94 million at December 2005. We pay interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The average interest rate at December 31, 2006 was 5.31%. Annual refinancing fees, which include legal costs and bank fees (if any), are amortized over the term of the facility.
      On December 31, 2006, we received a short-term Advance of $3 million (€2 million) at 4.37% interest under our agreement with FAG. The loan matured on and was repaid on January 31, 2007.
      We had a total of $3.6 billion outstanding from our 2006 Senior Credit Facility at December 31, 2006, with $0.168 billion under the revolving credit facility, $1.8 billion under Term Loan A and $1.7 billion under Term

Loan B. At December 31, 2005, we had a total outstanding of $470 million on the 2003 Senior Credit Facility with $46 million from the revolving credit facility and the balance under a term loan facility. The 2003 Credit Agreement was repaid in full upon consummation of the 2006 Senior Credit Facility. We also have $85 million in letters of credit outstanding which is not included in the $3.6 billion outstanding at December 31, 2006.
      Under our EIB agreements, we had U.S. dollar borrowings under the July 2005 agreements of $49 million and $36 million under the term loan and the revolving facility, respectively, with both having an interest rate of 5.29% at December 31, 2006. There were no drawdowns on the December 2006 term loan at December 31, 2006.
      At December 31, 2006 we had long-term borrowings outstanding related to Euro Notes issued in 2005 totaling $263 million (€200 million) with at €126 million tranche with a fixed interest rate of 4.57% and a tranche for €74 million with variable interest rates at EURIBOR plus applicable margin resulting in an interest rate of 5.49% at December 31, 2006.
Outlook
      Below is a table showing our growth outlook for 2007 and 2008 based upon 2006 results.

	2007	2008

Revenue Growth	11% to $9.4 billion	6%-9%
Net Income*	18-21%	>10%
Acquisitions and capital expenditures	approximately $650 million	approximately $650 million
Effective tax rate	approximately 39%	approximately 39%
Debt/EBITDA	under 3.0	under 3.0
Dividend	continuing increases	continuing increases

*	For purposes of this outlook, 2006 net income was adjusted for one time effects (see the reconciliation of net income in Item 5.A. — Results of Operations — Highlights), except for stock option compensation expense (FAS 123(R)), to $574 million.
Debt covenant disclosure — EBITDA
      EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $1,627 million, 19.1% of sales for 2006, $1,190 million, 17.6% of sales for 2005, and $1,085 million, 17.4% of sales for 2004. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, our Euro Notes and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In additions, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:

	For the years ended December 31,

	2006	2005	2004
in thousands
Total EBITDA	$1,626,825	$1,190,370	$1,084,931
Settlement of shareholder proceedings	(888)	7,335	—
Interest expense (net of interest income)	(351,246)	(173,192)	(183,746)
Income tax expense, net	(413,489)	(308,748)	(265,415)
Change in deferred taxes, net	10,904	(3,675)	34,281
Changes in operating assets and liabilities	58,294	(45,088)	141,979
Tax payments related to divestitures and acquisitions	(63,517)	—	—
Compensation Expense	16,610	1,363	1,751
Cash inflow from Hedging	10,908	—	14,514
Other items, net	13,429	1,939	(452)

Net cash provided by operating activities	$907,830	$670,304	$827,843

Recently Issued Accounting Standards
      In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
      In June, 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“FAS 109”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold of more-likely-than-not and a measurement attribute for the financial statement recognition and measurement of all tax positions taken or expected to be taken in a tax return. The enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. If the threshold is met, the tax position is then measured to determine the amount of benefit to recognize in the financial statements.
      The recognition threshold of more-likely-than-not must continue to be met in each subsequent reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for all fiscal years beginning after December 15, 2006. The Company is in the process of determining the potential impact of FIN 48, if any, on the Company’s consolidated financial statements.
C.  Research and Development
      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Our research and development activities are geared towards offering patients new products and therapies in the area of dialysis and other extracorporeal therapies to improve their quality of life and increase their life expectancy. The quality and safety of our systems are a central focus of our research. Additionally, the research and development efforts aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and close contact with doctors, nurses and patients to keep track of and meet customer and patient needs. To maintain and further enhance a continuous stream of product innovations, we have over 350 full time equivalents working in research and development worldwide at December 31, 2006.
      Research and development expenditures were $51 million in 2006, $51 million in 2005, and $51 million in 2004. For information regarding recent product introductions, see Item 4.B., “Information on the Company — Business Overview — New Product Introductions.”
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
      In 2006, our research and development activities included further development of products and processes for both hemodialysis and peritoneal dialysis and research aimed at leveraging our core competencies to provide extracorporeal therapies to treat other diseases
      In 2005, we introduced our model 5008, a new generation of hemodialysis machine. This machine contains a large number of newly developed technical components and enhanced processes, with a modern, ergonomic design and a large user-friendly touch screen. With the aid of major advances in electronics and interfaces, controlling the highly complex processes involved in performing and monitoring, treatment has become safer and easier. Early and comprehensive testing during the development and trial phases helped us minimize the adjustments that are the norm for new products and to concentrate on special market requirements. These market-specific adjustments were at the center of our R&D activities during 2006 for this machine.
      Hemodiafiltration (“HDF”), a process for treating chronic and acute kidney failure conceived over 20 years ago, is not yet an established therapy method but has a long tradition at Fresenius Medical Care. The Company has developed and marketed groundbreaking HDF systems. The use of this technology in clinical practice lagged behind expectations because large, cost-intensive quantities of sterile infusion solution had to be used for treatment. We believed that this technology would improve patients’ quality of life and developed a sterilization method with which large amounts of sterile, pyrogene-free infusion solution could be produced “online”, that is, by the dialysis machine itself and at significantly lower costs. Usage of online-HDF has steadily increased in the last two years, and many scientific studies have been published which show that there is a high probability that the mortality rate of patients treated with online-HDF is lower than that of patients treated using standard dialysis. We regard this development as confirmation of our convictions and forecasts.
      These new findings have heightened interest in online-HDF and have had an impact on our development activities. Online-HDF became standard practice in our 5008 machine, and we are presently working to further refine online-HDF so that this treatment method will become even more widespread in the future.
      A number of factors determine whether or not peritoneal dialysis is suitable for a patient. Many of these factors are directly linked to the products used for the treatment. Special design details as well as the simple and safe handling of the tubes and connectors used in transferring the peritoneal dialysis solutions into the abdominal cavity reduce the risk of bacterial contamination, which could, for example, lead to peritonitis. Peritonitis can restrict the effectiveness of the peritoneum, the body’s own membrane used in peritoneal dialysis treatment, or render it unsuitable for use in further treatments. In addition, the composition of the solutions as well as the buffer systems used can influence the long-term success of peritoneal dialysis treatment. We actively conduct research in these areas and are able to build on our broad technological experience.
      Hemodialysis and peritoneal dialysis are increasingly viewed as being complementary treatment methods. Another focus of our worldwide development activities in 2006 was the “Global Cycler” project. The aim is to offer high-quality Automated Peritoneal Dialysis at optimized costs. The use of a common technological platform for this project is an important step in this direction.
      The dialyzer is extremely important in hemodialysis treatments, as it filters toxins and excess water from the blood. We are constantly working to further improve the efficacy of membranes and dialyzers, and our research is focused on the development of a new series of dialyzers that offer a highly diffusive and convective removal of substances from the patient’s blood. Our new dialyzer series is based on further advances in the production technology for its Fresenius Polysulfone membrane. This technology allows the production of all membrane components, which are ultimately responsible for the performance of the dialyzer, at a level of precision that was previously not possible. As a result, the membranes can be adapted to individual treatment modes.
      Conventional dialyzers and filters are characterized by their non-specific removal of substances dissolved in the patients’ blood — all substances up to a defined molecular weight pass through the membrane. In 2006, we intensified our research on dialysis membranes that work more selectively. For example, we are conducting research on membranes with specific properties which can remove targeted substances from patients’ blood. In addition, we are working on membranes which can release pharmaceutical agents into the blood of patients — the “pharma tech” approach. Moreover, special membrane properties can be achieved by attaching appropriate ligands — special molecules — to the membrane surface. All of these activities are still in early development stages; the general medical approach has to be tested first. But we are convinced that future membranes will have functional qualities of this type. In the search for promising possibilities, we benefit from our experience as a leading membrane developer and membrane manufacturer.
      Another focus of our development activities is alternative anticoagulants, which temporarily restrict blood clotting. Coagulation should be reduced during the extracorporeal cycle — i.e., while the patient’s blood is being cleansed, but not during recirculation in the patient’s body. Our research in this area is focused on the use of citrate as an alternative to heparin to interrupt clotting, followed by the controlled addition of calcium at the end of extracorporeal circulation to neutralize the effects of citrate and restore coagulability.
      Another focal point of our R&D activities is the development of machines and methods for the treatment for acute kidney failure and addressing multi-organ failure. In 2006, we intensified our activities in this area, concentrating on classical acute dialysis. We are currently researching therapy concepts which differ from the above-mentioned classical methods in that the aim is targeted intervention in the disease process, for example, in cases of multiorgan failure. The procedures being investigated include apheresis techniques and the use of certain adsorbers.
      Acute liver failure has a special status among acute illnesses due to the highly complex function of the liver as the main detoxification organ. While “artificial kidneys” can sustain life for many years even in cases of complete kidney failure, there is no such therapy available for liver failure, due to the complexity of the liver functions. Current extracorporeal treatments are limited to a small part of the organ’s detoxification spectrum, whereas a natural liver performs many other tasks in addition to detoxification. It synthesizes (produces) numerous compounds that are important for the organism and releases various substances into the bloodstream, including different blood coagulation factors and proteins such as albumin. Liver replacement therapies used today cannot cover most of the functions of the liver and are therefore unsatisfactory.
      In the past years, progress has been made in the development of a “bioartificial liver,” in which living hepatocytes (liver cells), are arranged in an appropriate device and around which the patient’s blood flows, taking over all the functions of a natural liver. One problem with this system is the limited availability of suitable hepatocytes. Obtaining hepatocytes with the help of adult stem cell techniques is the current focus of our research activities in this area.

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
The General Partner’s Supervisory Board
      The Supervisory Board of Management AG consists of six members who are elected by Fresenius AG as the sole shareholder of Management AG. Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the general partner’s Supervisory Board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius AG, the general partner, or any affiliate of any of them.
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
      The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2006.

Age as of
December 31,
Name	2006

Dr. Ulf M. Schneider, Chairman	41
Dr. Dieter Schenk, Deputy Chairman	54
Dr. Gerd Krick(1)	68
Walter L. Weisman(1)(2)	71
John Gerhard Kringel(1)(2)	67
William P. Johnston(1)(2) (since August 30, 2006)	62
Prof. Dr. Bernd Fahrholz(1) (until August 30, 2006)	59

(1)	Members of the Audit Committee

(2)	Independent director for purposes of our pooling agreement
     Dr. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG from April 15, 2005. He was member of the Fresenius Medical Care AG Supervisory Board from May 2004 and Chairman of the Supervisory Board until the effective date of the transformation when he resigned as a result of the Company’s transformation to a KGaA. He was Chief Financial Officer of FMC-AG from November 2001 until May 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is Chairman of the Supervisory Board of Fresenius Kabi AG, HELIOS Kliniken GmbH, Eufets AG and Fresenius Medical Care Groupe France S.A.S., France. He is member of the Supervisory Board of Fresenius Kabi Austria GmbH, Austria, Fresenius Kabi Espana S.A., Spain and Fresenius HemoCare Nederlands B.V., Netherlands. Dr. Schneider is member of the Board of Directors of FHC (Holdings), Ltd., Great Britain.
      DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005 and was Vice Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member/ Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the Supervisory Board of Fresenius AG. He also serves as a member and chairman of the Supervisory Board of Gabor Shoes AG, a member and vice-chairman of the Supervisory Boards of Greiffenberger AG and TOPTICA Photonics AG.
      DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form. He is also Chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the Supervisory Board of Fresenius AG. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Supervisory Board of Allianz Private Krankenversicherungs AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G. and of the Board of Trustees of the Danube University, Krems until April 30, 2006. He is also the Chairman of the Supervisory Board of Vamed AG.
      JOHN GERHARD KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form. His election to the Supervisory Board was approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC and River Walk, LLC. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbot Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks. He is Advisory Board member of Visionary Medical Device Fund.
      Dr. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Maguire Properties, Inc. (Vice-Chairman), and Occidental Petroleum Corporation. He is Vice-

Chairman of the Board of Trustees for the California Institute of Technology, life trustee and past Chairman of the Board of Trustees of the Los Angeles County Museum of Art, Chairman of the Board of Trustees of the Sundance Institute, and Deputy Chairman of the Board of Trustees of the Samuel H. Kress Foundation.
      WILLIAM P. JOHNSTON was elected the Supervisory Board of Management AG on August 30, 2006. He was the former Chairman of the Board of Directors of Renal Care Group, Inc. Mr. Johnston is a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors, the Chairman of the Compliance Committee and member of the audit committee of The Hartford Mutual Funds, Inc. since May 2006. He is a member of the Board of Directors and Audit Committee of Multiplan, Inc. from July 2006. Mr. Johnston is a member of the Board of Directors and the Investment Committee of Georgia O’Keeffe Museum.
      PROF. DR. BERND FAHRHOLZ has been a member of the Supervisory Board of Management AG since April 8, 2005 until August 30, 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is partner in the law firm of Dewey Ballantine, LLP, and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the deputy chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004. Prof. Fahrholz is Chairman of the Supervisory Board of SMARTRAC N.V. and member of the Supervisory Board of Finanzhaus Rothman AG.
The General Partner’s Management Board
      Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our Annual General Meeting in the years listed below.
      The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2006. Each of the members of the general partner’s Management Board listed below held the same position on the Management Board of Fresenius Medical Care AG until the transformation of legal form.

	Age as of		Year
	Dec 31,		Term
Name	2006	Position	Expires

Dr. Ben J. Lipps	66	Chairman of the Management Board, Chief Executive Officer of FMC-AG & Co. KGaA	2008
Roberto Fusté	54	Chief Executive Officer for Asia Pacific	2011
Dr. Emanuele Gatti	51	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2010
Lawrence Rosen	49	Chief Financial Officer	2011
Dr. Rainer Runte	47	General Counsel and Chief Compliance Officer	2010
Rice Powell	51	Co-Chief Executive Officer, Fresenius Medical Care North America and President Products & Hospital Group	2011
Mats Wahlstrom	52	Co-Chief Executive Officer, Fresenius Medical Care North America and President Fresenius Medical Services North America	2011
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
      RICE POWELL became a member of the Management Board of Management AG on December 21, 2005. He was a member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America. He is also a member of the Management Board for the Products & Hospital Group of Fresenius Medical Care in North America. Since 1997 he has been the President of Renal Products division of Fresenius Medical Care in North America including the Extracorporal Therapy and Laboratory Services. He has more than 25 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).
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
      The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom are members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. Their terms of office as members of the Supervisory Board of FMC-AG KGaA will expire at the end of the general meeting of shareholders of FMC-AG KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG KGaA Supervisory Board may be removed only by a resolution of the shareholder of FMC-AG KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius AG is barred from voting on such resolutions. The Supervisory Board of FMC-AG KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.
      The principal functions of the Supervisory Board of FMC-AG & Co. KGaA are to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius AG, has the authority to appoint or remove members of the general partner’s Management Board. See Item 6C, below, “Directors, Senior Management and Employees — Board Practices — The Legal Structure of FMC-AG & Co. KGaA.” Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board and propose the company’s auditors for approval by shareholders.

B.	Compensation
Compensation of the Management Board of Management AG
      The following compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the principles applied to the determination of the compensation of the management board members of Fresenius Medical Care Management AG as general partner of Fresenius Medical Care AG & Co. KGaA and explains the amount and structure of the management board compensation.
      The compensation report is based mainly on the recommendations of the German Corporate Governance Code and also provides the information which is part of the notes (§ 285 German Commercial Code) and the consolidated notes (§ 314 German Commercial Code) or the management report (§ 289 German Commercial Code) and the consolidated management report (§ 315 German Commercial Code) according to the German Act on the Disclosure of Management Board Compensation.

Compensation Report of the Management Board
      The basis for the Compensation of the management board was, in its structure and amount, determined by the supervisory board of Fresenius Medical Care Management AG.
      The objective of the compensation system is to enable the members of the management board to participate in the development of the business in accordance with their tasks and performance and the successes in the structuring of the financial and economic situation of the company taking account of its comparable environment.
      The compensation of the management board is, as a whole, performance oriented and consists in the fiscal year 2006 of three elements:

•	non-performance-related compensation (basic salary)

•	performance-related compensation (variable bonus)

•	long-term incentive elements (stock options, convertible bonds)
      Furthermore, in the period under report, there are valid pension commitments applicable to two members of the management board.
      The composition of the individual elements is as follows:
      The non-performance-related compensation was paid in the fiscal year 2006 in twelve monthly installments as non-performance-related basic salary. In addition, the members of the management board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements and refunds of charges and contributions to pension and health insurance.
      The performance-related compensation will be granted for the fiscal year 2006 as a variable bonus. The amount of the bonus in each case depends on the achievement of the individual and collective targets. For the total performance-related compensation, the maximum achievable bonus is fixed. The targets are measured on consolidated net income and operating income (EBIT) and cash flow, but are partially subject to a comparison with the previous year’s figures and can for another part be derived from a comparison of budgeted and actually achieved figures. Furthermore, the targets are divided into group level targets and those to be achieved in individual regions. The regional targets also include in some cases special components which are for a three-year-period and therefore only for the fiscal years 2006, 2007 and 2008 and link a special bonus component to the achievement of extraordinary financial targets in connection with special integration measures such as e. g. in connection with the acquisition of Renal Care Group, Inc. in the USA. These special components require an extraordinary increase in earnings. The special bonus component thereby consists in equal parts of cash payments and a share price related compensation based on the company’s ordinary shares. Once the annual targets are achieved, the cash is paid after the end of the respective fiscal year; the share price-related compensation to be granted yearly in these cases is subject to a three-year-vesting-period. The payment of this share price-related compensation corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, and is, for that reason, included in the long-term incentive compensation elements.

      For the fiscal year 2006, the amount of the cash compensation of the management board of Fresenius Medical Care Management AG consists of the following:

			Performance	Cash Compensation
	Non-Performance		Related	(without long-term
	Related Compensation		Compensation	incentive components)

	Salary(1),(2)	Other(3)	Bonus(1),(2)
	($000’s)	($000’s)	($000’s)	($000’s)
Dr. Ben Lipps	1,050	189	2,043	3,282
Roberto Fusté	370	221	421	1,012
Dr. Emanuele Gatti	584	48	1,177	1,809
Rice Powell	700	20	1,267	1,987
Lawrence A. Rosen	424	105	935	1,464
Dr. Rainer Runte	414	39	760	1,213
Mats Wahlstrom	800	17	1,448	2,265
Total:	4,342	639	8,051	13,032

(1)	Up to February 9, 2006 payment by Fresenius Medical Care AG

(2)	From February 9, 2006 payment by Fresenius Medical Care Management AG as general partner in Fresenius Medical Care AG & Co. KGaA

(3)	Includes, insurance premiums, private use of company cars, contributions to pension and health insurance and other benefits.
     As elements of long-term incentives in the fiscal year 2006, stock options on the basis of the Stock Option Plan 2006 were granted. The principles of the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 implemented newly determined in the year under report, are described in more detail in Item 6.E Share Ownership under the heading “Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006” (see below).
      As of January 1, 2006, there were three employee participation plans secured by conditional capital in the company then still named Fresenius Medical Care AG, which entitled their participants to convertible bonds or stock options. In 2006, no further options could be issued under these plans.
      In the course of the transformation of legal form of Fresenius Medical Care AG into Fresenius Medical Care AG & Co. KGaA, all management board members and each to the full extent exercised their right to convert their convertible bonds and stock options up to that time convertible into non-voting bearer preference shares into those convertible into bearer ordinary shares. A comparable absolute option value was thereby ensured by a conversion formula applied equally for all participants. Hereinto, the convertible bonds and stock options were reduced in number in the same proportion for all participants while, on the other hand, the exercise price for the convertible bonds and stock options converted was increased. Financially, this placed the beneficiaries into the same position as they were without the conversion of the non-voting bearer preference shares into bearer ordinary shares. Because this did not concern the conversion of bearer preference shares into bearer ordinary shares, no conversion premium was payable.
      In connection with the successful employee participation programs of the past fiscal years, Fresenius Medical Care AG & Co. KGaA implemented the above-mentioned stock option plan 2006 in accordance with the approval resolution by the general meeting of May 9, 2006. Under this stock option plan 2006, a total of 762,730 stock options were issued in the year under report with effect as of July 31, 2006, 132,800 of which were granted to the members of the management board. As per December 4, 2006, the second possible issue date, no stock options were allotted to members of the management board.

      For the fiscal year 2006, the number and value of stock options issued and the value of the share price-related compensation is shown in the following table:

	Components with Long-term
	Incentive Effect

			Share-price Related
	Stock Options		Compensation

	Number	Value	Value
		($000’s)	($000’s)
Dr. Ben Lipps	33,200	1,237	993
Roberto Fusté	16,600	619	0
Dr. Emanuele Gatti	16,600	619	360
Rice Powell	16,600	619	568
Lawrence A. Rosen	16,600	619	401
Dr. Rainer Runte	16,600	619	392
Mats Wahlstrom	16,600	619	648
Total:	132,800	4,951	3,362
      The values of the stock options granted to members of the management board in the financial year 2006 stated above correspond to their fair value at the time of their having been granted, namely a value of $39.08 (€29.67) per stock option. The exercise price for the stock options granted is $120.48 (€91.48).
      At the end of the fiscal year 2006, the members of the management board held a total of 548,197 stock options.
      On the basis of the financial targets achieved in the fiscal year 2006, rights to share price-related compensation at a value of a total of $3,362,000 were earned. The number of shares will be determined by the supervisory board on the basis of the current share price.
      The components with long-term incentive effect can be exercised only after the expiry of the vesting period. The value is recognized over the vesting period as expense in the respective fiscal year. The expenses attributable to the fiscal year 2006 are stated in the following table and are included in the overall compensation of the management board of Fresenius Medical Care Management AG.

	Cash Compensation	Expenses 2006	Compensation (including
	(without long-term	for Long-term	Long-term Incentive
	incentive components)	Incentive Components	Components) Total
($000’s)
Dr. Ben Lipps	3,282	483	3,765
Roberto Fusté	1,012	265	1,277
Dr. Emanuele Gatti	1,809	265	2,074
Rice Powell	1,987	224	2,211
Lawrence A. Rosen	1,464	246	1,710
Dr. Rainer Runte	1,213	264	1,477
Mats Wahlstrom	2,265	278	2,543
Total:	13,032	2,025	15,057
      The non-performance-related compensation elements and the basic structures of the performance-related compensation elements are agreed in the service agreements with the individual management board members. The stock options are granted by the supervisory board on a yearly basis.
Commitments to Members of the Management Board for the Event of the Ending of their Appointment
      There are individual contractual pension commitments for the management board members Dr. Emanuele Gatti and Lawrence A. Rosen. With regard to these pension commitments, Fresenius Medical Care as of December 31, 2006 had pension obligations of $1,699,000. The additions related to the service costs portion of the pension reserves in the year under report amount to $569,000. The pension commitments provide a pension and survivor benefits, depending on the amount of the most recent basic salary, from the 65th year of life, or, in the case of leaving because of professional or occupational incapacity, from the time of leaving active work. The starting percentage of 30% increases with every year of service by 1.5 percentage points, whereby the maximum attainable amount is 45%. 30% of the gross amount of any later income from an occupation of the management board member is credited against the pension. With the management board member Dr. Ben Lipps an individual agreement exists instead of a pension provision, to the effect that, taking account of a competitive restriction after the ending of the service agreement between him and Fresenius Medical Care Management AG, he can, for a period of ten years, act in a consultative capacity for the company. The consideration to be granted by Fresenius Medical Care Management AG in return would amount per annum in value to approximately 46% of the non-performance related compensation elements paid to him in the fiscal year 2006.
      The management board members Dr. Emanuele Gatti, Rice Powell and Mats Wahlstrom have been granted benefits (severance payments, calculated on the basis of guaranteed simple annual income, based on the relevant basic salary) by individual agreements for the event that their employment with Fresenius Medical Care Management AG should end. One half of any additional compensation payments which the said management board members would be entitled to in connection with existing post-contractual non-competition agreements would be set-off against these compensation payments. The service agreements of management board members contain no express provisions for the case of a change of control.
Miscellaneous
      In the fiscal year 2006, no loans or advance payments of future compensation components were made to members of the management board of Fresenius Medical Care Management AG. No member of the management board received in the fiscal year 2006 payments or commitments from third parties in relation to his work as management board member.
      Fresenius Medical Care Management AG undertook, to the extent legally admissible, to indemnify the members of the management board against claims against them arising out of their work for the company and its affiliates, if such claims exceed their responsibilities under German law.
      To secure such obligations, the company concluded a Directors’ & Officers’ insurance with an appropriate excess. The indemnity applies for the time in which each member of the management board is in office and for claims in this connection after the ending of the membership of the management board in each case.
Compensation of the Supervisory Board of Fresenius Medical Care & Co KGaA and Supervisory Board of Management AG
      Our supervisory board consists of six members, five of whom are also members of the supervisory board of Management AG, our general partner. Management AG has one additional supervisory board member who is not a member of our supervisory board. Each member of our supervisory board is paid an annual retainer fee of $80,000. The Chairman is paid twice that amount and the Deputy Chairman 150% of that amount. Supervisory Board members are reimbursed for their reasonable travel and accommodation expenses, including value added tax, incurred with respect to their duties as Supervisory Board members. Supervisory board members who serve on committees receive an additional retainer of $30,000 per year ($50,000 per year in the case of committee chairs). In accordance with our by-laws, we pay 50% of the fees directly to the board member for the five supervisory board members who are also members of the Management AG board and 100% of the sixth (unaffiliated) member’s compensation directly to him. For the year ended December 31, 2006, we paid $421,000 in the aggregate directly to our board members. In addition, under the management agreement with our general partner, the general partner pays the remaining 50% of the retainer fees of five members of our supervisor board and 100% of the fees payable to its sixth board member (who is unaffiliated with FMC-AG & Co. KGaA or its the Supervisory Board). By agreement, we reimburse Management AG for 100% of all fees it incurs (including compensation paid to the general partner’s supervisory board), which were $382,000 in the aggregate. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

C.	Board Practices
      For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Fresenius Medical Care Management AG, (“Management AG”) and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see Item 6.A. above. We do not have a compensation committee. Prior to the transformation, the Supervisory Board of FMC-AG performed the functions usually performed by the remuneration committee, and those functions, including review of the compensation of the members of the general partner’s Management Board, are now performed by the general partner’s Supervisory Board. The current audit committee of the Management AG Supervisory Board consists of Dr. Gerd Krick, Walter Weisman, William P. Johnston and John Gerhard Kringel, all of whom are independent directors for audit committee purposes. The primary function of the audit committee is to assist the general partner’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

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
      In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we, together with Fresenius AG and our general partner, Management AG, established two additional committees. These committees are:

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
      The general partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the general partner will be compensated for all outlays in connection with conducting the business of the Company, including the remuneration of members of the management board and the supervisory board. See “— The Articles of Association of FMC-AG & Co. KGaA — Organization of the Company” below. FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The general partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. AG & Co. KGaA. This payment of €60,000 per annum constitutes a guaranteed return on Fresenius AG’s investment in the share capital of Management AG. This payment is required for tax reasons, to avoid a constructive dividend by the general partner to Fresenius AG in the amount of reasonable compensation for undertaking liability for the obligations of Fresenius Medical Care AG & Co. KGaA. FMC AG & Co. KGaA will also reimburse the general partner for the remuneration paid to the members of its management board and its supervisory board.
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
      The members of the management board of Management AG are the same persons who constituted the Management Board of FMC-AG at the effective time of the transformation. Five of the six members of the supervisory board of FMC-AG & Co. KGaA are also members of the supervisory board of Management AG. The Company and Fresenius AG have entered into a pooling agreement requiring that at least one-third (and not less than two) members of the general partner’s supervisory board be “independent directors” — i.e., persons without a substantial business or professional relationship with the Company, Fresenius AG, or any affiliate of either, other than as a member of the supervisory board of the Company or the general partner. See Item 10B “Additional Information — Articles of Association — Description of the Pooling Arrangements.”
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
      Although Fresenius AG will not be able to vote in the election of FMC-AG & Co. KGaA’s supervisory board, Fresenius AG will nevertheless retain influence on the composition of the supervisory board of FMC-AG & Co. KGaA. Because (i) five of the six former members of the FMC-AG supervisory board continued in office as five of the six initial members of the supervisory board of FMC-AG & Co. KGaA (except for Dr. Ulf M. Schneider) and (ii) in the future, the FMC-AG & Co. KGaA supervisory board will propose future nominees for election to its supervisory board (subject to the right of shareholders to make nominations), Fresenius AG is likely to retain influence over the selection of the supervisory board of FMC-AG & Co. KGaA. In addition, under our articles of association, a resolution for the election of members of the supervisory board requires the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the need to apply for court appointment of members to the supervisory board after the end of the terms of the members in office at the effective time of the transformation. Any such application would be made by the general partner on behalf of FMC-AG & Co. KGaA.

      The supervisory board of FMC-AG & Co. KGaA has less power and scope for influence than the supervisory board of the Company as a stock corporation. The supervisory board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies. Nor may the supervisory board subject the management measures of the general partner to its consent, or issue rules of procedure for the general partner. Management of the Company will be conducted by the management board of the general partner and only the supervisory board of the general partner (all of whose members will be elected solely by Fresenius AG) has the authority to appoint or remove them. FMC-AG & Co. KGaA supervisory board will represent FMC-AG & Co. KGaA in transactions with the general partner.
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
      The supervisory board of a KGaA is, in principle, elected by all shareholders of the KGaA at the general meeting. Although Fresenius AG, as sole shareholder of the general partner of the Company is not entitled to vote its shares in the election of the supervisory board of FMC-AG & Co. KGaA, Fresenius AG will retain a degree of influence on the composition of the supervisory board of FMC-AG & Co. KGaA (See “The Supervisory Board,” above.)
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
The Articles of Association of FMC — AG & Co. KGaA
      The articles of association of FMC-AG & Co. KGaA are based on the articles of association of Fresenius Medical Care AG, particularly with respect to capital structure, the supervisory board and the general meeting. Other provisions of the articles of association, such as those dealing with management of FMC-AG & Co. KGaA, have been adjusted to the new KGaA legal form. Certain material provisions of the articles of association are explained below, especially variations from the articles of association of FMC-AG. The following summary is qualified in its entirety by reference to the complete form of articles of association of FMC-AG & Co. KGaA, an English translation of which is on file with the SEC.
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
Annual Financial Statement and Allocation of Profits
      The articles of association of FMC AG & Co. KGaA on rendering of accounts require that the annual financial statement and allocation of profits of FMC-AG & Co. KGaA be submitted for approval to the general meeting of FMC-AG & Co. KGaA.
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
      At December 31, 2006, we had 56,803 employees, as compared to 47,521 at December 31, 2005 and 44,526 at December 31, 2004. They are employed in our principal segments as follows: North America 37,541 employees and International 19,262. The following table shows the number of employees by segment and our major category of activities for the last three fiscal years.

	2006	2005	2004

North America
Dialysis Care	31,431	24,737	23,389
Dialysis Products	6,110	5,392	5,229

	37,541	30,129	28,618

International
Dialysis Care	11,663	10,626	9,608
Dialysis Products	7,599	6,766	6,300

	19,262	17,392	15,908

Total Company	56,803	47,521	44,526

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
      As of December 31, 2006, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2006 Management Board members of the General Partner held options to acquire 548,197 ordinary shares of which options to purchase 322,188 ordinary shares were exercisable at a weighted average exercise price of €55.08. Those options expire at various dates between 2008 and 2014.
Options to Purchase Our Securities
Stock Option and Other Share Based Plans
Incentive plan
      During the fiscal year 2006, Fresenius Medical Care Management AG granted performance related compensation to the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share price related compensation based on Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured on operating income and cash flow. These performance targets relate to a three-year-period comprising the fiscal years 2006, 2007 and 2008 only. Once the annual targets are achieved, the cash portion of the award is paid after the end of the respective fiscal year and the share price-related compensation part is granted but subject to a three-year-vesting-period. The payment of the share price-related compensation part corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The expense incurred under this plan for 2006 was $3,362.
Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006
      On May 9, 2006, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established by resolution of our annual general meeting with a conditional capital increase up to €12,800 subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €2.56 each. Under the 2006 Plan, up to five million options can be issued, each of which can be exercised to obtain one ordinary share, with up to one million options designated for members of the Management Board of the General Partner, up to one million options designated for members of management boards of our direct or indirect subsidiaries and up to three million options designated for our managerial staff members and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2006 Plan.
      Options under the 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to satisfaction of success targets measured over a three-year period from the grant date. For each such year, the success target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the 2006 Plan excludes, among other items, the costs of the transformation of our legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The success target for 2006 was met but the options that vested will not be exercisable until expiration of the full 3-year vesting period. Vesting of the portion or portions of a grant for a year or years in which the success target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, we have the right to issue ordinary shares we own or we purchase in the market in place of increasing capital by the issuance of new shares.

      During 2006, we awarded 772,280 options, including 132,800 to members of the Management Board of the General Partner, at a weighted average exercise price of $120.68 (€91.63), a weighted average fair value of $39.05 (€29.65) each and a total fair value of $30,158, which will be amortized on a straight line basis over the three year vesting period. For information regarding options granted to each member of the general partner’s management board, see “Compensation of Management Board and our Supervisory Board — Remuneration Report.”
      Options granted under the 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.
      At December 31, 2006, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.
      Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the Preference shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the Preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one Preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan may be issued each year through May 22, 2006. Effective May 2006, no further grants could be issued under the 2001 plan and no options were granted under the 2001 plan during 2006.
      During 1998, we adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for our key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire our Preference shares. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one Preference share.
      At December 31, 2006, the Management Board members of the General Partner, held 548,197 stock options for ordinary shares and employees of the Company held 2,525,659 stock options for ordinary shares with an average remaining contractual life of 6.73 years and 122,697 stock options for preference shares with an average remaining contractual life of 5.52 years with 70,952 exercisable preference options at a weighted average exercise price of $57.12 and 959,323 exercisable ordinary options at a weighted average exercise price of $77.84.
Item 7.     Major Shareholders and Related Party Transactions
A.  Major Shareholders
Security Ownership of Certain Beneficial Owners of Fresenius Medical Care
      Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Receipt (“ADR”) form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding voting rights. Effective as of January 20, 2007, the relevant thresholds will be 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% and the notification obligations will also apply to option agreements (excluding the 3% threshold).
      We have been informed that as of December 31, 2006, Fresenius AG owned 36.6%, of our Ordinary shares. JPMorgan Chase Bank, our former ADR depositary, informed us, that as of December 31, 2006, 1,526,326 Ordinary ADSs, each representing one-third of an Ordinary share, were held of record by 5,644 U.S. holders and there were no Preference ADSs, each representing one-third of a Preference share, held of record by any U.S. holders. Ordinary shares and Preference shares held directly by U.S. holders accounted for less than 1% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2005. For more information regarding ADRs and ADSs see “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Receipts.”
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
      Based on the most recent information available, Else Kröner-Fresenius Foundation owns approximately 60% of the Fresenius AG Ordinary shares. According to Allianz Lebensversicherungs AG, they hold between 5%-10% of the Fresenius AG Ordinary shares.
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

      Dr. Dieter Schenk, Vice Chairman of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also a member of the Supervisory Board of Fresenius AG, and Dr. Ulf M. Schneider, Chairman of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board and CEO of Fresenius AG.
      In the discussion below regarding our contractual and other relationships with Fresenius AG:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius AG and its affiliates” refers only to Fresenius AG and affiliates of Fresenius AG other than Fresenius Medical Care AG & Co. KGaA and its subsidiaries.
Real Property Lease
      We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half 1996. Fresenius AG or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius AG is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius AG, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €13.2 million, which was approximately $16.6 million as of December 31, 2006, exclusive of maintenance and other costs, and is subject to escalation, based upon the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”
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
      Our local subsidiaries and those of Fresenius AG have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements include a unit cost component for each product and an annual fixed cost charge for each facility. The unit cost component, which is subject to annual review by the parties, is intended to compensate the supplier for variable costs such as costs of materials, variable labor and utilities. The fixed cost component generally will be based on an allocation of the 1995 fixed costs of each facility, such as rent, depreciation, production scheduling and quality control. The fixed cost component will be subject to adjustment by good-faith negotiation every twenty-four months. If the parties cannot agree upon an appropriate adjustment, the adjustment will be made based on an appropriate consumer price index in the country in which the facility is located. During 2006, we sold products for $36.0 million to Fresenius AG and its non-FMC-AG & Co. KGaA affiliates and we made purchases of $52.5 million from Fresenius AG and its non-FMC-AG & Co. KGaA affiliates.
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
Services Agreement
      We obtain administrative and other services from Fresenius AG headquarters and from other divisions and subsidiaries of Fresenius AG. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2006, Fresenius AG charged us approximately $37.1 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius AG relating to research and development, plant administration, patent administration and warehousing. For 2006, we charged approximately $9.0 million to Fresenius AG’s other divisions and subsidiaries for services we rendered to them.
      We and Fresenius AG may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.
Financing
      At December 31, 2006, aggregate loans outstanding from Fresenius AG amounted to approximately $2.9 million which bore interest at market rates at year-end. Interest paid during 2006 was $0.2 million.
Other Interests
      Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under 2003 Senior Credit Agreement. It was also one of four co-arrangers of our prior principal credit agreement and one of the managing agents under that facility. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius AG, is a partner in the law firm of Nörr Stiefenhofer Lutz, which has provided legal services to Fresenius AG and Fresenius Medical Care. During 2006, Nörr Stiefenhofer Lutz was paid approximately $1.6 million for these services. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius AG. Dr. Schenk is also the Chairman of the administration board of Else Kröner-Fresenius-Stiftung.
      Under the articles of association of FMC-AG & Co. KGaA, we will pay Fresenius AG a guaranteed return on its capital investment in our general partner. See “The Legal Structure of FMC-AG & Co. KGaA,” above.
Products
      During 2006, we sold products for $36.0 million to Fresenius AG and its non-FMC-AG & Co KGaA affiliates. We made purchases from Fresenius AG and its non-FMC-AG & Co KGaA affiliates in the amount of $52.5 million during 2006.
General Partner Reimbursement
      Management AG, the Company’s General Partner, is a 100% wholly-owned subsidiary of Fresenius AG. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2006 was approximately $7.5 million for its management services during 2006 including $0.075 million as compensation for their exposure to risk as General Partner. The Company’s Articles of Association fix this compensation at 4% of the amount of the General Partner’s invested capital (€1.5 million).
Item 8.     Financial information
      The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.	Legal Proceedings
      This section describes material legal actions and proceedings relating to us and our business.
Commercial Litigation
      We were formed as a result of a series of transactions we completed pursuant to the Merger. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
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

Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid, as obvious and/or anticipated in light of prior act. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and retry certain aspects of the case. We will appeal the court’s rulings. An adverse judgment in any new trial could have a material adverse impact on our business, financial condition and results of operations.
      Fresenius Medical Care AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (hereinafter referred to as “Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (hereinafter referred to as “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro bicart device in Australia (“the Gambro Patent”). As a result of the commercialisation of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.
Other Litigation and Potential Exposures
      RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint seeks damages against former officers and directors and does not state a claim for money damages directly against RCG. We anticipate that the individual defendants may seek to claim indemnification from RCG. We are unable at this time to assess the merits of any such claim for indemnification.
      FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to the FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. We are cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on our business, financial condition and results of operations.
      In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations and those of RCG, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.

      In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. We are cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.
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
      We have also had claims asserted against us and have had lawsuits filed against us relating to alleged patent infringements or businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 8 and Note 19 to the consolidated financial statements in this report). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115 million payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

8.A.8.	Dividend Policy
      We generally pay annual dividends on both our preference shares and our ordinary shares in amounts that we determine on the basis of the Company’s prior year unconsolidated earnings of Fresenius Medical Care AG & Co. KGaA as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our articles of association, the minimum dividend payable on the preference shares is €0.12 per share and, if we declare dividends, holders of our preference shares must receive €0.06 per share more than the dividend on an ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our preference shares before we pay dividends declared on our ordinary shares.
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

Per Share Amount	2006	2005	2004	2003

Preference share	€1.29	€1.18	€1.08	€1.00
Ordinary share	€1.23	€1.12	€1.02	€0.94
      We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2006 payable in 2007 of €1.47 per preference share and €1.41 per ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 15, 2006.
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
Trading Markets
      The principal trading market for the ordinary shares and the preference shares is the Frankfurt Stock Exchange. All ordinary shares and preference shares have been issued in bearer form. Accordingly, we have no way of determining who our holders of ordinary and preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see “Item 10.B. Memorandum and articles of association — Description of American Depositary Receipts.” However, under the German Securities trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in “Item 7.A. Major Shareholders”. Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996, the preference since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.
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
      Since October 1, 1996, ADSs each representing one-third of an Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each representing one-third of a Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS/ P. Upon completion of the transformation and the conversion, 191,673 preference ADSs remained outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, we expect that the trading market for the preference ADSs will by highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference ADSs falls below 100,000, that preference ADSs are likely to be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is Bank of New York. (the “Depositary”) which is expected to be effective February 26, 2006.
Trading on the Frankfurt Stock Exchange
      Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the seven German stock exchanges. As of December 31, 2005, the most recent figures available, the shares of 8,032 companies traded on the official market, regulated market and the regulated unofficial market of the Frankfurt Stock Exchange.
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
      The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares and the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro.

		Price per		Price per
		ordinary share (€)		preference share (€)

		High	Low	High	Low

2007	January	105.30	101.00	100.00	95.80
2006	December	108.10	99.40	101.50	92.80
	November	106.50	101.20	99.00	93.40
	October	108.90	100.40	100.60	92.20
	September	103.60	99.20	96.80	91.00
	August	103.50	94.30	97.00	87.50
2006	Fourth Quarter	108.90	99.40	101.50	92.20
	Third Quarter	103.60	88.70	97.00	81.90
	Second Quarter	100.00	82.50	95.10	75.10
	First Quarter	99.20	85.80	94.00	75.90
2005	Fourth Quarter	89.45	74.25	79.31	63.50
	Third Quarter	76.41	69.54	65.70	56.39
	Second Quarter	70.67	60.53	57.60	43.90
	First Quarter	68.23	57.37	48.95	41.60
2006	Annual	108.90	82.50	101.50	75.10
2005	Annual	89.45	57.37	79.31	41.60
2004	Annual	63.63	49.46	45.45	33.73
2003	Annual	57.00	38.00	41.00	28.50
2002	Annual	73.00	19.98	53.90	15.17
      The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2006 were 437.042 shares and 11,650 shares, respectively. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange. On February 19, 2007, the closing sales price per Ordinary share and per Preference share on the Frankfurt Stock Exchange were €110.85 per Ordinary share and €106.00 per Preference share.

Trading on the New York Stock Exchange
      The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE:

		Price per		Price per
		ordinary ADS ($)		preference ADS ($)

		High	Low	High	Low

2007	January(1)	45.30	43.69	41.00	41.00
2006	December	47.60	44.20	40.00	38.50
	November	45.50	44.20	38.50	38.50
	October	45.80	42.10	38.50	38.00
	September	44.00	42.20	38.00	38.00
	August	44.50	40.40	38.00	33.30
2006	Fourth Quarter	47.60	42.10	40.00	38.00
	Third Quarter	44.50	37.80	38.00	33.30
	Second Quarter	41.40	34.50	34.80	33.30
	First Quarter	40.00	34.90	34.80	31.00
2005	Fourth Quarter	35.22	29.71	31.20	25.30
	Third Quarter	31.49	27.90	26.75	22.90
	Second Quarter	28.45	26.05	22.80	19.50
	First Quarter	29.94	25.09	21.40	18.16
2006	Annual	47.60	34.50	40.00	31.00
2005	Annual	35.22	25.09	31.20	18.16
2004	Annual	27.23	20.41	19.15	13.86
2003	Annual	23.54	13.20	16.68	9.85
2002	Annual	21.60	6.70	15.70	4.90

(1) Preference Shares had only one trade during January 2007.
     On February 16, 2007, the closing sales price on the NYSE per ordinary ADS was $47.80 and on February 6, 2006 (the last trading date for which information was available), the closing price per Preference ADS on the NYSE was $44.30.

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
      The following summary of the material provisions of our Articles of Association is qualified in its entirety by reference to the complete text of our Articles of Association, a copy of which has been filed with the Securities and Exchange Commission.
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
      All shares of FMC-AG & Co. KGaA are in bearer form. Our shares are deposited as share certificates in global form (Sammelurkunden) with Clearstream Banking AG, Frankfurt am Main. Shareholders are not entitled to have their shareholdings issued in certificated form. All shares of FMC-AG & Co. KGaA are freely transferable, subject to any applicable restrictions imposed by the United States Securities Act of 1933, as amended, or other applicable laws.
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

Description of American Depositary Receipts
General
      The Bank of New York, a New York banking corporation, is the depositary (expected to occur on February 26, 2006) for our ordinary shares and preference shares. Each American Depositary Share (ADS) represents an ownership interest in one-third of one ordinary share or one-third of one preference share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the ADS holders of the applicable class from time to time. Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates called American depositary receipts or ADRs. ADSs may also be uncertificated. Under our deposit agreements, ADSs will be issued in uncertificated form unless the person entitled to delivery specifically requested ADSs in certificated form. If an ADS are issued in uncertificated form, owners will receive periodic statements from the depositary showing their ownership interest in ADSs.
      The depositary’s office is located at 101 Barclay Street, New York, NY 10286, U.S.A.
      An investor may hold ADSs either directly or indirectly through a broker or other financial institution. Investors who hold ADSs directly, by having an ADS registered in their names on the books of the depositary, are ADS holders. This description assumes an investor holds ADSs directly. Investors who hold ADSs through their brokers or financial institution nominees must rely on the procedures of their brokers or financial institutions to assert the rights of an ADS holder described in this section. Investors should consult with their brokers or financial institutions to find out what those procedures are.
      Because the depositary’s nominee will actually be the registered owner of the shares, investors must rely on it to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreements. The deposit agreements and the ADSs are governed by New York law.
      As of December 31, 2006, we had 1,526,325 preference share ADSs outstanding. Accordingly, while the preference share ADSs remain listed on the New York Stock Exchange, we expect that the trading market for the preference share ADSs will by highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference share ADSs falls below 100,000 preference share ADSs are likely to be delisted.
      The following is a summary of the material terms of the deposit agreements. Because it is a summary, it does not contain all the information that may be important to investors. Except as specifically noted, the description covers both ordinary share ADSs and preference share ADSs. For more complete information, investors should read the entire applicable deposit agreements and the form of ADR of the relevant class which contains the terms of the ADSs. Investors may obtain a copy of the deposit agreements at the SEC’s Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549.
Share Dividends and Other Distributions
      We may make different types of distributions with respect to our ordinary shares and our preference shares. The depositary has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on the shares or other deposited securities, after deducting its fees and expenses. Investors will receive these distributions in proportion to the number of underlying shares of the applicable class their ADSs represent.
      Except as stated below, to the extent the depositary is legally permitted it will deliver distributions to ADS holders in proportion to their interests in the following manner:

•	Cash. The depositary shall convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes or other governmental charges required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other fees and expenses In addition, before making a distribution the depositary will deduct any taxes withheld. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

•	Shares. If we make a distribution in shares, the depositary will deliver additional ADSs to represent the distributed shares, unless the number of ordinary shares or preference shares represented by our ADSs is adjusted in connection with the distribution. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADS holders otherwise entitled to receive fractional ADSs.

•	Rights to receive additional shares. In the case of a distribution of pre-emption rights to subscribe for ordinary shares or preference shares, or other subscription rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADS holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish the required evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

•	sell the rights if practicable and distribute the net proceeds as cash, or

•	allow the rights to lapse, in which case ADS holders will receive nothing.
      We have no obligation to file a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) in order to make any rights available to ADS holders.

•	Other Distributions. If we make a distribution of securities or property other than those described above, the depositary may either:

•	distribute the securities or property in any manner it deems fair and equitable;

•	sell the securities or property and distribute any net proceeds in the same way it distributes cash; or

•	hold the distributed property in which case the ADSs will also represent the distributed property.
      Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent).
      The depositary may choose any practical method of distribution for any specific ADS holder, including the distribution of foreign currency, securities or property, or it may retain the items, without paying interest on or investing them, on behalf of the ADS holder as deposited securities.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.
      There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of these transactions can be completed within a specified time period.
Deposit, Withdrawal and Cancellation
      The depositary will deliver ADSs if an investor or his broker deposits ordinary shares or preference shares or evidence of rights to receive ordinary shares or preference shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
      The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreements. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as “deposited securities.”
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
      All ADSs issued will, unless specifically requested to the contrary, be uncertificated and held through the depositary’s book-entry direct registration system (“DRS”), and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder’s name. An ADS holder can request that the ADSs not be held through the depositary’s DRS and that an ADR be issued to evidence those ADSs. ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.
      Profile is a required feature of DRS which allows a participant in The Depository Trust Company (“DTC”), claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.
      In connection with and in accordance with the arrangements and procedures relating to DRS/ Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/ Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.
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
Voting Rights
      The depositary will deliver ADSs if an investor or his broker deposits ordinary shares or preference shares or evidence of rights to receive ordinary shares or preference shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
      The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreements. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as “deposited securities.”
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

      All ADSs issued will, unless specifically requested to the contrary, be uncertificated and held through the depositary’s book-entry direct registration system (“DRS”), and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder’s name. An ADS holder can request that the ADSs not be held through the depositary’s DRS and that an ADR be issued to evidence those ADSs. ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.
      Profile is a required feature of DRS which allows a participant in The Depository Trust Company (“DTC”), claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.
      In connection with and in accordance with the arrangements and procedures relating to DRS/ Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/ Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.
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
Fees and Expenses
      ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.
      The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our

ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary or its agents in connection with servicing the deposited securities.

      We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.
Payment of Taxes
      ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADS holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADS holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADS holders entitled thereto.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
      The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

      In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
      Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
      The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Shareholder communications; inspection of register of holders of ADSs
      The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
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
Independent Directors
      Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius AG, or any affiliate of either, other than as a member of the supervisory board of FMC-AG & Co. KGaA or as a member of the supervisory board of Management AG. If an independent director resigns, is removed, or is otherwise unable or unwilling to serve in that capacity, a new person will be appointed to serve as an independent director in accordance with the provisions of our articles of association, the articles of association of the general partner, and the pooling arrangements, if as a result of the resignation or removal the number of independent directors falls below the required minimum. The provisions of the pooling agreement relating to independent directors are in addition to the functions of the joint committee established in connection with the transformation of our legal form and conversion of our preference shares.
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
      For information regarding certain of our material contracts, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions.” For a description of our stock option plans, see “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Options to Purchase our Securities.” For a description of our 2006 Senior Credit Agreement, see “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our material agreements also include the agreements that FMCH and certain of its subsidiaries entered into with the U.S. government when we settled a U.S. government investigation. Our Report on Form 6-K filed with the SEC on January 27, 2000 contains a description of the agreements comprising the settlement, including the plea agreements and a corporate integrity agreement in Part II, Item 5 — “Other Events — OIG Investigation,” which is incorporated herein by reference.
      Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. A description which appears in Item 8.A.7 — “ Financial Information Legal

Proceedings” and the merger agreement among us, FMCH and RCG. For a description of the RCG acquisition, see Item 5.B., Operating and Financial Review and Prospects — Liquidity and Financial Resource — Outlook.”

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
U.S. and German Tax Consequences of Holding ADSs
      The discussion below is not a complete analysis of all of the potential U.S. federal and German tax consequences of holding ADSs of FMC-AG & Co. KGaA. In addition, the U.S. federal and German tax consequences to particular U.S. holders, such as insurance companies, tax-exempt entities, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, financial institutions and dealers in securities, and to non-U.S. holders may be different from that discussed herein. Investors should consult their tax advisors with respect to the particular United States federal and German tax consequences applicable to holding ADSs of FMC-AG & Co.KGaA.
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
      Subject to certain exceptions, dividends received by a non-corporate U.S. holder will be subject to a maximum U.S. federal income tax rate of 15%. The lower rate applies to dividends only if the ADSs in respect of which such dividend is paid have been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividend rate in light of their own particular circumstances.
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
Refund Procedures
      To claim a refund under the U.S.-German Tax Treaty, the U.S. holder must submit a claim for refund to the German tax authorities, with the original bank voucher, or certified copy thereof issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundeszentralamt fúr Steuern, 53221 Bonn-Beuel, Germany. The claim refund forms may be obtained from the German tax authorities at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundesamt für Finanzen (www.bzst.bund.de).
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

Reimbursement Rates
      We obtained approximately 38% of our worldwide revenue for 2006 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.
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
Management of Foreign Exchange and Interest Rate Risks
      We are primarily exposed to market risk from changes in foreign exchange rates and changes in interest rates. In order to manage the risks from these foreign exchange rate and interest rate fluctuations, we enter into various hedging transactions with highly rated financial institutions as authorized by the Management Board of the General Partner. We do not use financial instruments for trading or other speculative purposes.
      We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.
Foreign Exchange Risk
      We conduct our business on a global basis in various currencies, although our operations are located principally in the United States and Germany. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.
      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales, purchases, lendings and borrowings, including intercompany borrowings. We have significant amounts of sales of products invoiced in euro from our European manufacturing facilities to our other international operations. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures we enter into foreign exchange forward contracts and, on a small scale, foreign exchange options. Our policy, which has been consistently followed, is that financial derivatives be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.
      In connection with intercompany loans in foreign currency, we normally use foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.

      The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2006. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2006, and the credit risk inherent to those contracts with positive market values as of December 31, 2006. All contracts expire within 16 months after the reporting date.
Foreign Currency Risk Management
December 31, 2006
(in thousands)
Nominal Amount

				Fair	Credit
	2007	2008	Total	Value	Risk

Purchase of EUR against USD	$611,607	16,858	$628,465	$1,256	$2,590
Sale of EUR against USD	8,258	—	8,258	(99)	6
Purchase of EUR against others	306,845	30,775	337,620	1,718	4,675
Sale of EUR against others	32,014	—	32,014	(192)	10
Others	58,650	17,185	75,835	(70)	1,719

Total	$1,017,374	64,818	$1,082,192	$2,613	$9,000

      A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

2002 $ per €	1.0487	0.8578	0.9454	1.0487
2003 $ per €	1.2630	1.0377	1.1312	1.2630
2004 $ per €	1.3633	1.1802	1.2439	1.3621
2005 $ per €	1.3507	1.1667	1.2442	1.1797
2006 $ per €	1.3331	1.1826	1.2558	1.3170
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
      We entered into interest rate swap agreements with various commercial banks in the notional amount of $3.165 billion as of December 31, 2006. These dollar interest rate swaps, which expire at various dates between 2007 and 2012, effectively fix our variable interest rate exposure on the majority of our U.S. dollar-denominated borrowings at an average interest rate of 4.50% plus applicable margin. At December 31, 2006, the fair value of these agreements is $60.275 million.
      We also entered into interest rate swap agreements to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II trust preferred securities denominated in U.S. dollars into variable interest rate payments. The interest rate swap agreements are reported at fair value in the balance sheet. The reported amount of the hedged portion of the fixed rate trust preferred securities includes an adjustment representing the change in fair value attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and trust preferred securities offset each other in the income statement. At December 31, 2006, the notional volume of these swaps was $450 million.
      The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swaps and for our significant fixed-rate long-term debt obligations.
Dollar Interest Rate Exposure
December 31, 2006
(in millions)

								Fair Value
								Dec. 31,
	2007	2008	2009	2010	2011	Thereafter	Totals	2006

Principal payments on Senior Credit Agreement	137	137	137	137	1,367	1,650	$3,565	$3,565
Variable interest rate = 6,52%
Accounts receivable securitization programs	266						$266	$266
Variable interest rate = 5.36%
Interest rate swaps
Notional amount	350	615	450	250	1,000	500	$3,165	$60
Average fixed pay rate = 4.50%	5.29%	4.69%	4.84%	4.28%	4.10%	4.31%	4.50%
Receive rate = 3-month $LIBOR
Company obligated mandatorily redeemable preferred securities of subsidiaries Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.875%/issued in 1998		435					$435	$472
Fixed interest rate = 7.375%/issued in 1998 (denominated in DEM)		202					$202	$207
Fixed interest rate = 7.875%/issued in 2001					223		$223	$233
Fixed interest rate = 7.375%/issued in 2001 (denominated in EUR)					394		$394	$435
Interest rate swaps
Notional amount		450					$450	$(15)
Average fixed receive rate = 3.50%		3.50%					3.50%
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
      As of December 31, 2006, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2006 is effective.
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
      Management’s assessment of the effectiveness of the Company’s internal control over financial reporting, as well as the effectiveness of internal control over financial reporting as of December 31, 2006, have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-3.
Item 15C.     Attestation report of the registered public accounting firm
      The attestation report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with respect to Management’s Report on Internal Control Over Financial Reporting appears at page F-3.

Item 15D.	Changes in Internal Control over Financial Reporting
      There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2006, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.
Item 16A.     Audit Committee Financial Expert
      Our general partner’s Supervisory Board has determined that Dr. Walter L. Weisman and William P. Johnston qualify as independent audit committee financial experts in accordance with the provisions of Item 16A.

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
http//www.fmc-ag.com/internet/fmc/fmcag/agintpub.nsf/ Content/ Compliance.
Item 16C.     Principal Accountant Fees and Services
      In the annual general meeting held on May 9, 2006, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (KPMG), Berlin and Frankfurt am Main, to serve as our independent auditors for the 2006 fiscal year. KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	2006	2005

Audit fees	$7,659	$7,203
Audit related fees	296	485
Tax fees	582	649

Total	$8,537	$8,337

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
Audit Committee’s pre-approval policies and procedures
      Our General Partner’s Audit Committee nominates and engages our independent auditors to audit our financial statements. See also the description in “Item 6C. Directors, Senior management and Employees — Board Practices.” In 2003 the Fresenius Medical Care AG Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount.
      Our Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog and fee level, approves the request accordingly. We inform the Audit Committee about these approvals on an annual basis. Services that are not included in the catalog or exceed applicable fee level require pre-approval by the Audit Committee’s chairman or full Audit Committee on a case-by-case basis. Neither the chairman of our Audit Committee nor full Audit Committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

      During 2006, the total fees paid to the audit committee were €0.137 million.
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
      Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the “Registrant”) is filing the following exhibits:
      1.1   Articles of Association (Satzung) of the Registrant. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K/ A for the six months ended June 30, 2006 filed August 11, 2006).
      2.1   Amended and Restated Deposit Agreement between The Bank of New York and Fresenius Medical Care AG & Co. KGaA dated as of February 26, 2007 relating to Ordinary Share ADSs (Incorporated by reference to Exhibit 3.a. to the Registration Statement on Form F-6, Registration No. 333-140664, filed February 13, 2007).
      2.2   Amended and Restated Deposit Agreement between The Bank of New York and Fresenius Medical Care AG & Co. KGaA dated as of February 26, 2007 relating to Preference Share ADSs (Incorporated by reference to Exhibit 3.a. to the Registration Statement on Form F-6, Registration No. 333-140730, filed February 15, 2007).
      2.3   Pooling Agreement dated February 13, 2006 by and between Fresenius AG, Fresenius Medical Care Management AG and the individuals acting from time to time as Independent Directors. (Incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).
      2.4   Senior Subordinated Indenture (U.S. Dollar denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.6 to Annual Report on Form 20-F of Fresenius Medical Care AG (“FMC-AG”) for the year ended December 31, 1997, filed March 27, 1998).
      2.5   Senior Subordinated Indenture (DM denominated) dated as of February 19, 1998, among Fresenius Medical Care AG, FMC Trust Finance S.à.r.l. Luxembourg, State Street Bank and Trust Company, as Trustee,

and the Subsidiary Guarantors named therein. (Incorporated by reference to Exhibit 2.7 to the FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.6   Declaration of Trust Establishing Fresenius Medical Care Capital Trust II, dated February 12, 1998. (Incorporated by reference to Exhibit 2.1 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.7   Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.2 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.8   First Amendment to Declaration of Trust Establishing Fresenius Medical Care Capital Trust III, dated February 12, 1998. (Incorporated by reference to Exhibit 2.3 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.9   Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust II, dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.4 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.10 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust III, dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.5 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.11 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust II. (Incorporated by reference to Exhibit 2.8 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.12 Guarantee Agreement dated as of February 19, 1998 between Fresenius Medical Care AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust III. (Incorporated by reference to Exhibit 2.9 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.13 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust II dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.10 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.14 Agreement as to Expenses and Liabilities between Fresenius Medical Care AG and Fresenius Medical Care Capital Trust III dated as of February 19, 1998. (Incorporated by reference to Exhibit 2.11 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1997, filed March 27, 1998).
      2.15 Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated February 12, 1998 (Incorporated by reference to Exhibit no. 4.41 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.16 First Amendment to Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated June 5, 2001 (Incorporated by reference to Exhibit No. 4.42 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.17 Declaration of Trust of Fresenius Medical Care Capital Trust V, dated June 1, 2001 (Incorporated by reference to Exhibit No. 4.43 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.18 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated as of June 6, 2001 (Incorporated by reference to Exhibit No. 4.44 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.19 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust V, dated as of June 15, 2000 (Incorporated by reference to Exhibit No. 4.45 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

      2.20 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of June 6, 2001, among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit No. 4.46 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.21 Senior Subordinated Indenture (Euro denominated) dated as of June 15, 2001, among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit No. 4.47 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.22 Guarantee Agreement dated as of June 6, 2001 between FMC — AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust IV (Incorporated by reference to Exhibit No. 4.48 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.23 Guarantee Agreement dated as of June 15, 2001 between FMC — AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust V (Incorporated by reference to Exhibit No. 4.49 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.24 Agreement as to Expenses and Liabilities between FMC — AG and Fresenius Medical Care Capital Trust IV dated as of June 6, 2001 (Incorporated by reference to Exhibit No. 4.50 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.25 Agreement as to Expenses and Liabilities between FMC — AG and Fresenius Medical Care Capital Trust V dated as of June 15, 2001 (Incorporated by reference to Exhibit No. 4.51 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).
      2.26 First Supplemental Indenture dated as of December 23, 2004 among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (incorporated by reference to Exhibit No. 2.27 to the Annual Report of FMC — AG for the year ended December 31, 2004 filed March 1, 2005).
      2.27 First Supplemental Indenture dated as of December 23, 2004 among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (incorporated by reference to Exhibit No. 2.28 to the Annual Report of FMC — AG for the year ended December 31, 2004 filed March 1,2005).
      2.28 Receivables Purchase Agreement dated August 28, 1997 between National Medical Care, Inc. and NMC Funding Corporation. (Incorporated by reference to Exhibit 10.3 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 4, 1997).
      2.29 Amendment dated as of September 28, 1998 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller. (Incorporated by reference to Exhibit 10.1 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1998, filed November 12, 1998).
      2.30 Amendment dated as of October 20, 2005 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller (incorporated by reference to Exhibit 10.2 to FMC-AG’s Report on Form 6-K, for the nine months ended September 30, 2005, filed November 3, 2005).
      2.31 Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.29 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 2003).

      2.32 Amendment No. 1 dated as of March 31, 2004 to Third Amended and Restated Transfer and Administration Agreement dated as of October 23, 2003, among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.30 to FMC-AG’s Report on Form 6-K dated May 12, 2004).
      2.33 Amendment No. 2 dated as of October 21, 2004 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.30 to FMC-AG’s Report on Form 6-K dated November 12, 2004).
      2.34 Amendment No. 3 dated as of January 1, 2005 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 10.2 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 2005, filed May 5, 2005).
      2.35 Amendment No. 4 dated as of October 20, 2005 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 10.1 to FMC-AG’s Report on Form 6-K for the nine months ended September 30, 2005 filed November 3, 2005).
      2.36 Amendment No. 5 dated as of October 19, 2006 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (field herewith).
      2.37 Bank Credit Agreement dated as of March 31, 2006 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit No. 4.1 to the Form 6-K of the Registrant for the three months ended March 31, 2006 filed May 17, 2006).(1)
      2.38 Term Loan Credit Agreement dated as of March 31, 2006 among and the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.2 to the Form 6-K of the Registrant for the three month period ended March 31, 2006 filed May 17, 2006).(1)
      4.1 Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (Incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
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
      4.4 Renewed Post-Closing Covenants Agreement effective January 1, 2007 between Fresenius AG and FMC-AG & Co. KGaA. (Incorporated by reference to Exhibit 10.11 to FMC-AG’s Registration Statement on Form F-1, filed on November 4, 1996).
      4.5 Amendment for Lease Agreement for Office Buildings dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.3 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.6 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.4 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.7 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.4 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.8 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Ober-Erlenbach). (Incorporated by reference to Exhibit 10.5 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.9 Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.8 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.10 Technology License Agreement (Biofine) dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.9 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.11 Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.10 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
      4.12  Amendment for Lease Agreement for Office Buildings dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.). (Incorporated by reference to Exhibit 2.8 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).
      4.13 FMC — AG 1996 Stock Incentive Plan, (incorporated by reference to FMC-AG’s Registration Statement on Form S-8, dated October 1, 1996).
      4.14 FMC — AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998. (Incorporated by reference to Exhibit 4.8 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 1998, filed May 14, 1998).
      4.15 FMC — AG Stock Option Plan of June 10, 1998 (for non-North American employees). (Incorporated by reference to Exhibit 1.2 to FMC-AG’s Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).
      4.16 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit No. 10.17 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

      4.17 Stock Option Plan 2006 of Fresenius Medical Care AG & Co. KGaA (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K/A for the six-month period ended June 30, 2006 filed August 11, 2006).
      4.18 Sourcing and Supply Agreement dated October 13, 2006, by and among Amgen, Inc., Amgen USA, Inc., and Fresenius Medical Care Holdings, Inc. (Filed herewith)(1)
      4.19 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH’s Current Report on Form 8-K dated January 21, 2000).
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
      4.21 Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as borrowers and Fresenius AG as lender (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Form 6-K for the three month period ended March 31, 2006 filed May 17, 2006).(1)
      4.22 Merger Agreement dated as of May 3, 2005 among FMC-AG, FMCH, Florence Acquisition, Inc. and Renal Care Group, Inc. (incorporated by reference to Exhibit 10.1 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 2005 filed May 5, 2005).
      4.23 Agreement Containing Consent Orders, United States of America before Federal Trade Commission, In the Matter of Fresenius AG, File No. 051-0154. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K for the three-month period ended March 31, 2006 filed May 17, 2006).
      4.24 Complaint, United States of America before Federal Trade Commission, In the Matter of Fresenius AG. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K for the three-month period ended March 31, 2006 filed May 17, 2006).
      4.25 Decision and Order, United States of America before Federal Trade Commission, In the Matter of Fresenius AG. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K for the three-month period ended March 31, 2006 filed May 17, 2006).
      4.26 Order to Maintain Assets, United States of America before Federal Trade Commission, In the Matter of Fresenius AG. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K for the three-month period ended March 31, 2006 filed May 17, 2006).
      8.1 List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational Structure.”
      11.1 Code of Business Conduct for the Registrant last revised in December 2003 (incorporated by reference to Exhibit 11.1 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 2003).
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

      14.1 Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

(1)	Confidential treatment has been granted as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

(2)	Confidential treatment has been requested as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES
      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
      DATE: March 1, 2007

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag,
its general partner

By:	/s/ Dr. Ben J: Lipps

Name: Dr. Ben J. Lipps

Title:	Chief Executive Officer and

Chairman of the Management Board

By:	/s/ Lawrence A. Rosen

Name: Lawrence A. Rosen

Title:	Chief Financial Officer

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING
      Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rules 13a-15(f). The Company’s internal control over financial reporting is a process designed by or under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.
      As of December 31, 2006, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2006.
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
      Management’s assessment of the effectiveness of the Company’s internal control over financial reporting, as well as the effectiveness of internal control over financial reporting as of December 31, 2006 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.
Date: February 16, 2007

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
General Partner

By: /s/ DR. BEN LIPPS

Name:	Dr. Ben Lipps
Title:	Chief Executive Officer and Chairman of the Management Board

By: /s/ LAWRENCE A. ROSEN

Name:	Lawrence Rosen
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board
Fresenius Medical Care AG & Co. KGaA:
      We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.
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
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
      As described in Notes 1, 11 and 15 to the consolidated financial statements, Fresenius Medical Care adopted FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans and FASB Statement No. 123 (revised), “Share-Based Payment” in 2006.
      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fresenius Medical Care’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 16, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
Frankfurt am Main, Germany
February 16, 2007
/s/ KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT’S ASSESSMENT ON INTERNAL CONTROL
The Supervisory Board
Fresenius Medical Care AG & Co. KGaA:
      We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
      In our opinion, management’s assessment that Fresenius Medical Care maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

      We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 16, 2007 expressed an unqualified opinion on those consolidated financial statements.
Frankfurt am Main, Germany
February 16, 2007
/s/ KPMG
Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Statements of Income
For the years ended December 31, 2006, 2005 and 2004
(in thousands, except share data)

	2006	2005	2004

Net revenue:
Dialysis Care	$6,377,390	$4,866,833	$4,501,197
Dialysis Products	2,121,648	1,904,986	1,726,805

	8,499,038	6,771,819	6,228,002
Costs of revenue:
Dialysis Care	4,538,234	3,583,781	3,356,271
Dialysis Products	1,083,248	979,900	909,932

	5,621,482	4,563,681	4,266,203

Gross profit	2,877,556	2,208,138	1,961,799
Operating expenses:
Selling, general and administrative	1,548,369	1,218,265	1,058,090
Gain on Sale of dialysis clinics	(40,233)	—	—
Research and development	51,293	50,955	51,364

Operating income	1,318,127	938,918	852,345
Other (income) expense:
Interest income	(20,432)	(18,187)	(13,418)
Interest expense	371,678	191,379	197,164

Income before income taxes and minority interest	966,881	765,726	668,599
Income tax expense	413,489	308,748	265,415
Minority interest	16,646	2,026	1,186

Net income	$536,746	$454,952	$401,998

Basic income per ordinary share	$5.47	$4.68	$4.16

Fully diluted income per ordinary share	$5.44	$4.64	$4.14

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Balance Sheets
At December 31, 2006 and 2005
(in thousands, except share data)

	2006	2005

Assets
Current assets:
Cash and cash equivalents	$159,010	$85,077
Trade accounts receivable, less allowance for doubtful accounts of $207,293 in 2006 and $176,568 in 2005	1,848,695	1,469,933
Accounts receivable from related parties	143,349	33,884
Inventories	523,929	430,893
Prepaid expenses and other current assets	443,854	261,590
Deferred taxes	293,079	179,561

Total current assets	3,411,916	2,460,938

Property, plant and equipment, net	1,722,392	1,215,758
Intangible assets	661,365	585,689
Goodwill	6,892,161	3,456,877
Deferred taxes	62,722	35,649
Other assets	294,125	228,189

Total assets	$13,044,681	$7,983,100

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$316,188	$201,317
Accounts payable to related parties	236,619	107,938
Accrued expenses and other current liabilities	1,194,939	838,768
Short-term borrowings	331,231	151,113
Short-term borrowings from related parties	4,575	18,757
Current portion of long-term debt and capital lease obligations	160,135	126,269
Income tax payable	116,059	120,138
Deferred taxes	15,959	13,940

Total current liabilities	2,375,705	1,578,240

Long-term debt and capital lease obligations, less current portion	3,829,341	707,100
Other liabilities	149,684	112,418
Pension liabilities	112,316	108,702
Deferred taxes	378,487	300,665
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,253,828	1,187,864
Minority interest	75,158	14,405

Total liabilities	8,174,519	4,009,394
Shareholders’ equity:
Preference shares, no par value, €2.56 nominal value, 4,118,960 shares authorized, 1,237,145 issued and outstanding	3,373	74,476
Ordinary shares, no par value, €2.56 nominal value, 127,916,240 shares authorized, 97,149,891 issued and outstanding	302,615	229,494
Additional paid-in capital	3,211,193	2,837,144
Retained earnings	1,358,397	975,371
Accumulated other comprehensive loss	(5,416)	(142,779)

Total shareholders’ equity	4,870,162	3,973,706

Total liabilities and shareholders’ equity	$13,044,681	$7,983,100

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004
(in thousands, except share data)

	2006	2005	2004

Operating Activities:
Net income	$536,746	$454,952	$401,998
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Settlement of shareholder proceedings	(888)	7,335	—
Depreciation and amortization	308,698	251,452	232,585
Change in minority interest	24,333	—	—
Change in deferred taxes, net	10,904	(3,675)	34,281
Loss on sale of fixed assets and investments	5,742	3,965	735
Compensation expense related to stock options	16,610	1,363	1,751
Cash inflow from Hedging	10,908	—	14,514
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(31,276)	(63,574)	(7,886)
Inventories	(42,553)	(9,811)	27,245
Prepaid expenses, other current and non-current assets	(21,629)	(41,036)	70,033
Accounts receivable from / payable to related parties	(4,875)	9,596	(22,686)
Accounts payable, accrued expenses and other current and non-current liabilities	182,877	148,735	36,157
Income tax payable	(24,250)	(88,998)	39,116
Tax payments related to divestitures and acquisitions	(63,517)	—	—

Net cash provided by operating activities	907,830	670,304	827,843

Investing Activities:
Purchases of property, plant and equipment	(467,193)	(314,769)	(278,732)
Proceeds from sale of property, plant and equipment	17,658	17,427	18,358
Acquisitions and investments, net of cash acquired	(4,307,282)	(125,153)	(104,493)
Proceeds from divestitures	515,705	—	—

Net cash used in investing activities	(4,241,112)	(422,495)	(364,867)

Financing Activities:
Proceeds from short-term borrowings	56,562	44,655	70,484
Repayments of short-term borrowings	(55,789)	(75,493)	(86,850)
Proceeds from short-term borrowings from related parties	269,920	56,381	55,539
Repayments of short-term borrowings from related parties	(285,430)	(42,632)	(80,000)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $85,828 in 2006)	4,007,450	426,531	369,369
Repayments of long-term debt and capital lease obligations	(973,885)	(331,407)	(840,131)
Increase (decrease) of accounts receivable securitization program	172,000	(241,765)	177,767
Proceeds from exercise of stock options	53,952	79,944	3,622
Proceeds from conversion of preference shares into ordinary shares	306,759	—	—
Dividends paid	(153,720)	(137,487)	(122,106)
Change in minority interest	(15,130)	1,506	389

Net cash provided by (used in) financing activities	3,382,689	(219,767)	(451,917)

Effect of exchange rate changes on cash and cash equivalents	24,526	(1,931)	(520)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	73,933	26,111	10,539
Cash and cash equivalents at beginning of period	85,077	58,966	48,427

Cash and cash equivalents at end of period	$159,010	$85,077	$58,966

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Statement of Shareholders’ Equity
For the years ended December 31, 2006, 2005 and 2004
(in thousands, except share data)

							Accumulated Other
							Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares
					Additional	Retained	Foreign
	Number of	No Par	Number of	No Par	Paid in	Earnings	Currency	Cash Flow
	Shares	Value	Shares	Value	Capital	(Deficit)	Translation	Hedges	Pensions	Total

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680
Proceeds from exercise of options and related tax effects	82,107	262			3,360					3,622
Compensation expense related to stock options					1,751					1,751
Dividends paid						(122,106)				(122,106)
Comprehensive income (loss)
Net income						401,998				401,998
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								(29,011)		(29,011)
Foreign currency translation							144,784			144,784
Minimum pension liability, net of related tax effects									(9,902)	(9,902)

Comprehensive income										507,869

Balance at December 31, 2004	26,296,086	$69,878	70,000,000	$229,494	$2,746,473	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816
Proceeds from exercise of options and related tax effects	1,466,093	4,598			81,973					86,571
Compensation expense related to stock options					1,363					1,363
Dividends paid						(137,487)				(137,487)
Settlement of shareholder proceedings					7,335					7,335
Comprehensive income (loss)
Net income						454,952				454,952
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								43,128		43,128
Foreign currency translation							(104,723)			(104,723)
Minimum pension liability, net of related tax effects									(12,249)	(12,249)

Comprehensive income										381,108

Balance at December 31, 2005	27,762,179	$74,476	70,000,000	$229,494	$2,837,144	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706
Proceeds from exercise of options and related tax effects	104,388	334	520,469	1,684	51,568					53,586
Proceeds from conversion of preference shares into ordinary shares	(26,629,422)	(71,437)	26,629,422	71,437	306,759					306,759
Compensation expense related to stock options					16,610					16,610
Dividends paid						(153,720)				(153,720)
Settlement of shareholder proceedings					(888)					(888)
Comprehensive income (loss)
Net income						536,746				536,746
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								18,223		18,223
Foreign currency translation							114,494			114,494
Adjustments relating to pension obligations									4,646	4,646

Comprehensive income										674,109

Balance at December 31, 2006	1,237,145	$3,373	97,149,891	$302,615	$3,211,193	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.	The Company and Summary of Significant Accounting Policies
The Company
      Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), formerly Fresenius Medical Care AG (“FMC-AG”), a German stock corporation (Aktiengesellschaft), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease. The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals. For information regarding the transformation of the Company’s legal form from a stock corporation into a partnership limited by shares and the related conversion of preference shares into ordinary shares, see Note 2, Transformation of Legal Form and Conversion of Preference Shares.
      On March 31, 2006, the Company completed its acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price approximating $4,157,619. See Note 3 Acquisitions and Divestitures for a discussion of this transaction.
Basis of Presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Summary of Significant Accounting Policies

a)	Principles of Consolidation
      The consolidated financial statements include all companies in which the Company has legal or effective control. In addition, the Company consolidates variable interest entities (“VIEs”) for which it is deemed the primary beneficiary. The equity method of accounting is used for investments in associated companies (20% to 50% owned). Minority interest represents the proportionate equity interests of owners in the Company’s consolidated entities that are not wholly owned. All significant intercompany transactions and balances have been eliminated.
      The Company enters into various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are VIEs. Under FIN 46R these clinics are consolidated if the Company is determined to be the primary beneficiary. These VIEs in which the Company is the primary beneficiary, generated approximately $76,616 and $59,361 in revenue in 2006 and 2005, respectively. The interest held by the other shareholders in these consolidated VIEs is reported as minority interest in the consolidated balance sheet at December 31, 2006 and 2005.

b)	Classifications
      Certain items in the prior year’s consolidated financial statements have been reclassified to conform with the current period’s presentation. The reclassifications include $124,527 and $124,086 for 2005 and 2004, respectively, relating to rents for clinics which were removed from selling, general and administrative expenses for the International Segment and included in its cost of revenue for Dialysis Care for consistency with the Company’s other operating segment.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

c)	Cash and Cash Equivalents
      Cash and cash equivalents comprise cash funds and all short-term, liquid investments with original maturities of up to three months.

d)	Allowance for Doubtful Accounts
      Estimates for the allowances for accounts receivable from the dialysis service business are based mainly on past collection history. Specifically, the allowances for the North American services division are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are based on estimates and consider various factors, including aging, debtor and past collection history.

e)	Inventories
      Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value (see Note 5). Costs included in inventories are based on invoiced costs and/or production costs as applicable. Included in production costs are material, direct labor and production overhead, including depreciation charges.

f)	Property, Plant and Equipment
      Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 6). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 17 years and 3 to 15 years for machinery and equipment with a weighted average life of 13 years. Equipment held under capital leases and leasehold improvements is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2006, 2005, and 2004 was $5,651, $1,828, and $1,611, respectively.

g)	Other Intangible Assets and Goodwill
      Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, tradenames, management contracts, software, acute care agreements, lease agreements, and licenses acquired in a purchase method business combination are recognized and reported apart from goodwill (see Note 7).
      Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful lives ranging from 7 to 25 years with an average useful life of 8 years. Technology is amortized over its useful life of 15 years. All other intangible assets are amortized over their individual estimated useful lives between 3 and 40 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      To perform the annual impairment test of goodwill, the Company identified its reporting units and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. In a first step, the Company compares the fair value of each reporting unit to the reporting unit’s carrying amount. Fair value is determined using a discounted cash flow approach based upon the cash flow expected to be generated by the reporting unit.
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

h)	Derivative Financial Instruments
      Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see Note 19). Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlyings are recognized periodically in earnings. The effective portion of changes in fair value of cash flow hedges is recognized in accumulated other comprehensive income (loss) in shareholders’ equity. The non-effective portion of cash flow hedges is recognized in earnings immediately.

i)	Foreign Currency Translation
      For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in accumulated other comprehensive income (loss). In addition, the translation adjustments of certain intercompany borrowings, which are considered foreign equity investments, are reported in accumulated other comprehensive income (loss).

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
      Deferred tax assets and liabilities are recognized for the future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 16).

m)	Impairment
      The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net cash flow directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses the present value techniques to assess fair value.
      Long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal.

n)	Debt Issuance Costs
      Costs related to the issuance of debt are amortized over the term of the related obligation (see Note 10).

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
      The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing, and other medical ancillary services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.
      Approximately 38%, 36%, and 38% of the Company’s worldwide revenues were earned and subject to regulations under governmental health care programs, Medicare and Medicaid, administered by the United States government in 2006, 2005, and 2004, respectively.
      See Note 5 for concentration of supplier risks.

r)	Legal Contingencies
      From time to time, during the ordinary course of the Company’s operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see Note 18). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.
      The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that accrual of a loss is appropriate.

s)	Earnings per Ordinary share and Preference share
      Basic earnings per ordinary share and basic earnings per preference share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of ordinary and preference shares outstanding. Basic earnings per share is computed by dividing net income less preference amounts by the weighted average number of ordinary shares and preference shares outstanding during the year. Basic earnings per preference share is derived by adding the preference per preference share to the basic earnings per share. Diluted earnings per share include the effect of all potentially dilutive instruments on ordinary shares and preference shares that would have been outstanding during the year.
      The awards granted under the Company’s stock incentive plans (see Note 15), are potentially dilutive equity instruments.
      The conversion of the Company’s preference shares into ordinary shares had no impact on the earnings (or loss) per share available to holders of ordinary shares and preference shares. See Note 2.

t)	Employee Benefit Plans
      As of December 31, 2006, the Company adopted the recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). The Company recognized the underfunded status of its defined benefit plans, measured as the difference between plan assets at fair value and the benefit obligation, as a liability as of December 31, 2006. Changes in the funded status of a plan, net of tax, resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost will be recognized through accumulated other

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
comprehensive income in the year in which they occur. In addition, FAS 158 requires measurement of the funded status of all plans as of year-end balance sheet date no later than 2008. The Company already uses December 31 as the measurement date when measuring the funded status of all plans.

u)	Stock Option Plans
      Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123R (revised 2004), Share-Based Payment (“FAS 123(R)”) using the modified prospective transition method (see Note 16). Under this transition method, compensation cost recognized in 2006 includes applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of FAS No. 123 and previously presented in the Company’s pro forma footnote disclosures), and (b) compensation cost for all stock-based payments subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of FAS 123(R)). Compensation costs for prior periods have been recognized using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

v)	Recent Pronouncements
      In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.
      In June, 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“FAS 109”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold of more-likely-than-not and a measurement attribute for the financial statement recognition and measurement of all tax positions taken or expected to be taken in a tax return. The enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. If the threshold is met, the tax position is then measured to determine the amount of benefit to recognize in the financial statements.
      The recognition threshold of more-likely-than-not must continue to be met in each subsequent reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for all fiscal years beginning after December 15, 2006. The Company is in the process of determining the potential impact of FIN 48, if any, on the Company’s consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

2.	Transformation of Legal Form and Conversion of Preference Shares
      On February 10, 2006, the Company completed and registered in the commercial register of the local court in Hof an der Saale, the transformation of its legal form under German law from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). The transformation was approved by its shareholders during an Extraordinary General Meeting held on August 30, 2005 (“EGM”). The Company as a KGaA is the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG (“Management AG” or “General Partner”), a wholly-owned subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the General Partner of FMC-AG & Co. KGaA. Management AG assumed the management of the Company through its position as General Partner. Management AG was formed for the sole purpose of serving as the General Partner of FMC-AG & Co. KGaA and managing the business of FMC-AG & Co. KGaA. Management AG has the same duty to FMC-AG & Co. KGaA as the management board of a stock corporation has to the corporation. The management board of Management AG must carefully conduct the business of FMC-AG & Co KGaA and is liable for any breaches of its obligations. The supervisory board of Management AG, elected by Fresenius AG, must carefully supervise the management board of Management AG in the conduct of the business of FMC-AG & Co. KGaA. The supervisory board of FMC-AG & Co. KGaA, which is elected by the Company’s shareholders (other than Fresenius AG), oversees the management of the business of the Company, but has less power and scope for influence than the supervisory board of a stock corporation. The FMC AG & Co. KGaA supervisory board does not appoint the Company’s General Partner, and the General Partner’s management measures are not subject to its consent.
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
      Prior to registration of the transformation of legal form, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (“ADSs”)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of €9.75 per ordinary share. Holders of a total of 26,629,422 preference shares accepted the offer, resulting in an increase of 26,629,422 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 699,949 ordinary shares of FMC-AG & Co. KGaA) outstanding. The Company received a total of $306,759 in premiums from the holders upon the conversion of their preference shares, net of costs of $1,897. Immediately after the conversion and transformation of legal form, there were 96,629,422 ordinary shares outstanding. Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert. The 1,132,757 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation. As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Shareholders who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA.
      The Company determined that the conversion of the Company’s preference shares had no impact on earnings for either the holders of ordinary or preference shares, therefore, no reductions or benefits in the Company’s financial statements were recorded. Several ordinary shareholders challenged the resolutions adopted at the EGM approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
the Company, with the objective of having the resolutions declared null and void. On December 19, 2005, the Company and the claimants agreed to a settlement with the participation of Fresenius AG and Management AG, and all proceedings were terminated.
      Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.12 for every share issued as an ordinary share on August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional €0.69 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.
      The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement. The total costs of the settlement were estimated to be $7,335. A further part of the settlement agreement and German law require that these costs be borne by Fresenius AG and the General Partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company recorded the estimated settlement costs as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity in the fourth quarter of 2005. The actual total costs of all ex gratia payments and all payments to shareholders who voted against the conversion proposal and who filed written claims in a timely fashion incurred in the settlement were $6,447. The difference of $888 was recorded as a reduction of “Selling, general and administrative expense” and “Additional paid in capital within Shareholders’ Equity in 2006.

3.	Acquisitions and Divestitures
RCG Acquisition
      On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of $4,157,619 for all of the outstanding common stock and the retirement of RCG stock options. The purchase price included the concurrent repayment of $657,769 indebtedness of RCG. During 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals. The operations of RCG are included in the Company’s consolidated statements of income and cash flows from April 1, 2006.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition. This preliminary allocation of the purchase price is based upon the best information available to management. Any adjustments to the preliminary allocation, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill.
      The preliminary purchase price allocation is as follows:

Assets held for sale	$330,092
Other current assets	413,937
Property, plant and equipment	301,498
Intangible assets and other assets	149,485
Goodwill	3,381,901
Accounts payable, accrued expenses and other current liabilities	(276,184)
Income tax payable and deferred taxes	(63,939)
Long-term debt and capital lease obligations	(3,882)
Other liabilities	(75,289)

Total allocation of acquisition cost	$4,157,619

Divestitures
      The Company was required to divest a total of 105 renal dialysis centers, consisting of both former Company clinics (the “legacy clinics”) and former RCG clinics, in order to complete the RCG Acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 31, 2006. The Company sold 96 of such centers on April 7, 2006 to a wholly-owned subsidiary of DSI Holding Company, Inc. (“DSI”) and sold DSI the remaining 9 centers effective as of June 30, 2006. Separately, in December 2006, the Company also sold the former laboratory business acquired in the RCG Acquisition receiving cash consideration of $9,012. The Company received cash consideration of $515,705, net of related expenses, for all centers divested and for the divested laboratory, subject to customary post-closing adjustments. Pre-tax income of $40,233 on the sale of the legacy clinics was recorded in income from operations. Due to basis differences, tax expense of $44,605 was recorded, resulting in a net loss on sale of $4,372.
      The Company will continue to treat patients in the same markets and will sell products to DSI under the terms of a supply agreement that continues through March 2009.
Pro Forma Financial Information
      The following unaudited financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition and the divestitures described above had been consummated at the beginning of 2006 and 2005. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods. The proforma earnings are lower than the Company’s reported earnings for the respective periods as the proforma earnings reflect the full debt financing of the RCG Acquisition and the related interest expense but do not include the cost savings and economies of scale that are expected to be achieved in conjunction with the acquisition.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Unaudited	2006	2005

Pro forma net revenue	$8,809,573	$7,983,941
Pro forma net income	536,223	449,481
Pro forma net income per ordinary share:
Basic	5.47	4.62
Fully Diluted	5.43	4.59
Other Acquisitions
      The Company made other acquisitions for dialysis centers in the normal course of its operations in 2006 totaling $92,013 of which $85,805 was paid in cash, and in 2005 totaling $134,444 of which $125,153 was paid in cash. In addition, on November 14, 2006, the Company acquired the worldwide rights to the PhosLo® phosphate binder product business and its related assets of Nabi Biopharmaceuticals. PhosLo® is an oral application calcium acetate phosphate binder for treatment of hyperphosphatemia primarily in end-stage renal disease patients. The Company paid cash of $65,277 including related direct costs of $277 plus a $8,000 milestone payment in December 2006 and a $2,500 milestone payment in 2007. An additional milestone payment of $10,500 is expected to be paid over the next two to three years, contingent upon the achievement of certain performance criteria. The purchase price was allocated to technology with estimated useful lives of 15 years ($64,800), and in-process research and development project ($2,750) which is immediately expensed, goodwill ($7,327) and other net assets ($900).
      In connection with the transaction, the Company also acquired worldwide rights to a new product formulation currently under development, which the Company expects will be submitted for approval in the U.S. during 2007. Following the successful launch of this new product formulation, the Company will pay Nabi Biopharmaceuticals royalties on sales of the new product formulation commencing upon the first commercialization of the new product and continuing until November 13, 2016. Total consideration, consisting of initial payment, milestone payments and royalties will not exceed $150,000.
      The assets and liabilities of all acquisitions were recorded at their estimated fair values at the dates of the acquisitions and are included in the Company’s financial statements and operating results from the effective date of acquisition.

4.	Related Party Transactions

a)	Service Agreements
      The Company is party to service agreements with Fresenius AG, prior to the transformation its majority shareholder and currently sole stockholder of its General Partner and its largest shareholder with 36.6% ownership of the Company’s voting shares, and certain affiliates of Fresenius AG to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For the years 2006, 2005, and 2004, amounts charged by Fresenius AG to the Company under the terms of the agreements are $37,104, $36,190, and $30,779, respectively. The Company also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, central purchasing, patent administration and warehousing. The Company charged $9,001, $7,460 and $10,766, for services rendered to Fresenius AG in 2006, 2005, and 2004, respectively.
      Under operating lease agreements for real estate entered into with Fresenius AG, the Company paid Fresenius AG $16,593, $15,655 and $14,835, during 2006, 2005, and 2004, respectively. The majority of the leases expire in 2016 and contain renewal options.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2006 was $7,480 for its management services during 2006 including $75 as compensation for their exposure to risk as General Partner. The Company’s Articles of Association set the compensation for assuming unlimited liability at 4% of the amount of the General Partner’s invested capital (€1,500).

b)	Products
      During the years ended December 31, 2006, 2005, and 2004, the Company sold products for $36,039, $31,708, and $35,085, respectively, to Fresenius AG and affiliates. During 2006, 2005, and 2004, the Company made purchases from Fresenius AG and affiliates in the amount of $52,507, $43,007, and $36,122, respectively.

c)	Financing Provided by Fresenius AG
      The Company is provided short-term financing by its parent Fresenius AG. The balance outstanding at December 31, 2006 and 2005 was $2,897 and $18,757, respectively (see Note 9).

d)	Other
      The Chairman of the Company’s Supervisory Board is also the Chairman of the Supervisory Board of Fresenius AG, the largest holder of the Company’s ordinary shares and sole shareholder of the Company’s General Partner. He is also a member of the Supervisory Board of the Company’s General Partner.
      The Vice Chairman of the Company’s Supervisory Board is a member of the Supervisory Board of Fresenius AG and Vice Chairman of the Supervisory Board of the Company’s General Partner. He is also a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $1,620, $1,710, and $1,383, in 2006, 2005, and 2004, respectively.
      In May 2004, Dr. Ulf M. Schneider, the former Chief Financial Officer of the Company, President and CEO of Fresenius AG and the Chairman of its Management Board was elected as a member of the Company’s Supervisory Board. Under German law, after a transformation of legal form the members of a company’s supervisory board remain in office for the remainder of their terms as members of its supervisory board if the supervisory board of the company in its new legal form is formed in the same way and with the same composition. Dr. Schneider resigned from the Company’s supervisory board effective upon entry of the transformation in the commercial register, but continues to serve as Chairman of the supervisory board of the Company’s General Partner.

5.	Inventories
      As of December 31, 2006 and 2005, inventories consisted of the following:

	2006	2005

Raw materials and purchased components	$108,584	$93,889
Work in process	41,272	33,073
Finished goods	269,496	223,356
Health care supplies	104,577	80,575

Inventories	$523,929	$430,893

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $235,098 of materials, of which $130,878 is committed at December 31, 2006 for 2007. The terms of these agreements run 1 to 6 years.
      Inventories as of December 31, 2006 and 2005 include $46,131 and $26,754, respectively, of Erythropoietin (“EPO”), which is supplied by a single source supplier in the United States. In October 2006, the Company entered into a five-year exclusive sourcing and supply agreement with its EPO supplier. Revenues from EPO accounted for approximately 21%, 21%, and 23% of total revenue in the North America segment for 2006, 2005, and 2004 respectively. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company.
6.               Property, Plant and Equipment
      As of December 31, 2006 and 2005, property, plant and equipment consisted of the following:

	2006	2005

Land and improvements	$32,492	$26,564
Buildings and improvements	1,123,691	812,841
Machinery and equipment	1,844,299	1,381,427
Machinery, equipment and rental equipment under capitalized leases	17,044	13,468
Construction in progress	255,994	117,331

	3,273,520	2,351,631
Accumulated depreciation	(1,551,128)	(1,135,873)

Property, plant and equipment, net	$1,722,392	$1,215,758

      Depreciation expense for property, plant and equipment amounted to $265,488, $211,103, and $199,732 for the years ended December 31, 2006, 2005, and 2004, respectively.
      Included in property, plant and equipment as of December 31, 2006 and 2005 were $187,504 and $131,195, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $7,884 and $7,115 at December 31, 2006 and 2005, respectively.

7.	Other Intangible Assets and Goodwill
      In connection with the Company’s RCG Acquisition (see Note 3), the Company performed a detailed review of the identification of intangible assets related to its dialysis clinic operations in the United States. As part of this review, the Company considered the conditions for recognition as an intangible asset apart from goodwill and practices in the dialysis care industry. The amortizable intangible assets acquired included $64,000 for non-compete agreements, $3,500 for acute care agreements and $2,010 for lease agreements.
      As a result of the detailed review of the identification of intangible assets related to the RCG acquisition, the Company concluded that its past practice to identify certain intangible assets separate from goodwill should be revisited and adjusted certain amounts, primarily with respect to patient relationships that had been identified as separate intangible assets in prior business combinations. Additionally, the Company identified non-compete agreements as separate intangible assets. In connection with the adjustments, the carrying amount of goodwill increased by $ 35,240, other intangible assets and deferred tax liabilities decreased by $ 37,319 and $2,079 respectively, as of the beginning of the current year.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      This accounting treatment did not result in a material understatement of the Company’s results of operations or shareholders’ equity in prior periods.
      As of December 31, 2006 and 2005, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	December 31, 2006		December 31, 2005

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets
Non-compete Agreements	$203,123	$(118,553)	$—	$—
Technology	64,800	(406)	—	—
Patient relationships	—	—	164,188	(114,192)
Other	305,509	(233,099)	205,406	(108,517)

	$573,432	$(352,058)	$369,594	$(222,709)

	Carrying	Carrying
	Amount	Amount

Non-amortizable Intangible Assets
Tradename	$222,122	$220,935
Management contracts	217,869	217,869

	$439,991	$438,804

Total Intangible Assets	$661,365	$585,689

      The related amortization expenses are as follows:
Amortization Expense

2004	$32,853

2005	$40,349

2006	$43,210

Estimated Amortization Expense

2007	$40,577

2008	$38,438

2009	$35,927

2010	$34,138

2011	$33,765

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Goodwill
      Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During the year 2006, the Company’s acquisitions consisted primarily of the RCG and PhosLo® acquisitions (see Note 3). The reduction in Goodwill in 2005 results mainly from resolution of tax exposures established on acquisitions. The segment detail is as follows:

	North
	America	International	Total

Balance as of January 1, 2005	3,035,697	$409,455	$3,445,152
Goodwill acquired	49,410	22,715	72,125
Reclassifications	(8,882)	(390)	(9,272)
Foreign Currency Translation Adjustment	108	(51,236)	(51,128)

Balance as of December 31, 2005	$3,076,333	$380,544	$3,456,877

Goodwill acquired RCG (excl. divestitures)	3,381,901	—	3,381,901
Goodwill acquired other	68,106	36,843	104,949
Goodwill disposed of	(119,942)	—	(119,942)
Reclassification from Patient Relationships	35,240	—	35,240
Other Reclassifications	(3,603)	(424)	(4,027)
Foreign Currency Translation Adjustment	(40)	37,203	37,163

Balance as of December 31, 2006	$6,437,995	$454,166	$6,892,161

8.	Accrued Expenses and Other Current Liabilities
      As at December 31, 2006 and 2005 accrued expenses and other current liabilities consisted of the following:

	2006	2005

Accrued salaries and wages	$283,859	$214,873
Unapplied cash and receivable credits	148,985	73,897
Accrued insurance	124,422	75,545
Special charge for legal matters	115,000	117,541
Other	522,672	356,912

Total accrued expenses and other current liabilities	$1,194,938	$838,768

      In 2001, the Company recorded a $258,159 special charge to address legal matters relating to transactions pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG (the “Merger”), estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the “Grace Chapter 11 Proceedings”) and the cost of resolving pending litigation and other disputes with certain commercial insurers. During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved a definitive settlement agreement entered into among the Company, the committee representing the asbestos creditors and W.R. Grace & Co. Under the settlement agreement, the Company will pay $115,000 upon plan confirmation (see Note 18). With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The other item in the table above includes accruals for interest, withholding tax, value added tax, legal and compliance costs, physician compensation, commissions, short-term portion of pension liabilities, bonuses and rebates, and lease liabilities.

9.	Short-Term Borrowings and Short-Term Borrowings from Related Parties
      As of December 31, 2006 and 2005, short-term borrowings and short-term borrowings from related parties consisted of the following:

	2006	2005

Borrowings under lines of credit	$65,231	$57,113
Accounts receivable facility	266,000	94,000

Short-term borrowings	331,231	151,113
Short-term borrowings from related parties	4,575	18,757

Short-term borrowings including related parties	$335,806	$169,870

Short-term Borrowings
Lines of Credit
      Short-term borrowings of $65,231 and $57,113 at December 31, 2006 and 2005, respectively, represent amounts borrowed by certain of the Company’s subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2006 and 2005 were 3.69% and 3.91%, respectively.
      Excluding amounts available under the 2006 Senior Credit Agreement (see Note 10 below), at December 31, 2006, the Company had $87,337 available under such commercial bank agreements. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.
Accounts Receivable Facility
      The Company has an asset securitization facility (the “AR Facility”) which is typically renewed in October of each year and was most recently renewed and increased in October 2006. The AR Facility currently provides borrowings up to a maximum of $650,000 ($460,000 through October 18, 2006). Under the AR Facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns undivided ownership interests in the accounts receivable to certain bank investors. Under the terms of the AR Facility, NMC Funding retains the right to recall all transferred interests in the accounts receivable assigned to the banks under the facility. As the Company has the right at any time to recall the then outstanding interests, the receivables remain on the Consolidated Balance Sheet and the proceeds from the transfer of undivided interests are recorded as short-term borrowings.
      At December 31, 2006 there are outstanding short-term borrowings under the AR Facility of $266,000. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The average interest rate at December 31, 2006 was 5.31%. Annual refinancing fees, which include legal costs and bank fees (if any), are amortized over the term of the facility.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Short-term Borrowings from related parties
      In conjunction with the RCG Acquisition (see Note 3), on March 31, 2006, the Company, through various direct and indirect subsidiaries, entered into an Amended and Restated Subordinated Loan Note (the “Note”) with Fresenius AG which amended the Subordinated Loan Note dated May 18, 1999. Under the Note, the Company or its subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400,000 during the period ending March 31, 2011. The Advances may be repaid and re-borrowed during the period but Fresenius AG is under no obligation to make an Advance. Each Advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one-month term.
      All Advances bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Company’s consolidated leverage ratio, as defined in the Company’s 2006 Senior Credit Agreement (See Note 10). Advances are subordinated to outstanding loans under the 2006 Senior Credit Agreement and all other indebtedness of the Company.
      Advances were made on March 31, 2006 in the amount of $240,000 with an interest rate of 5.7072% in conjunction with the RCG Acquisition (see Note 3) and were fully repaid in April and May 2006.
      On September 29, 2006, the Company received an Advance of $10,000 at 5.3% interest which was repaid on October 4, 2006. On September 30, 2006, the Company received an Advance of $18,357 (€14,500) at 4.242% interest which was repaid on October 31, 2006. On December 31, 2006, the Company received an Advance of $2,897 (€2,200) at 4.37% interest which matured on and was repaid on January 31, 2007.
      In 2006, the Company retired short-term loans from Fresenius AG with an outstanding balance of $18,757 at December 31, 2005 and in 2005, approximately $3,000 which was outstanding at December 31, 2004. Interest expense on these borrowings was $191, $501, and $129, for the years 2006, 2005, and 2004, respectively. The average interest rates for these borrowings were 3.00%, 2.85% and 3.36% at December 31, 2006, 2005, and 2004, respectively.

10.	Long-term Debt and Capital Lease Obligations
      At December 31, 2006 and 2005, long-term debt and capital lease obligations consisted of the following:

	2006	2005

Senior Credit Agreement	$3,564,702	$470,700
Euro Notes	263,400	235,940
EIB Agreements	84,618	48,806
Capital lease obligations	8,286	4,596
Other	68,470	73,327

	3,989,476	833,369
Less current maturities	(160,135)	(126,269)

	$3,829,341	$707,100

2006 Senior Credit Agreement
      The Company entered into a new $4,600,000 syndicated credit agreement (the “2006 Senior Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
lenders (collectively, the “Lenders”) on March 31, 2006 which replaced the existing credit agreement (the “2003 Senior Credit Agreement”).
      The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at December 31, 2006 and under the 2003 Senior Credit Agreement at December 31, 2005:

	Maximum Amount Available		Balance Outstanding
	December 31,		December 31,

	2006	2005	2006	2005

Revolving Credit	$1,000,000	$750,000	$67,827	$45,700
Term Loan A/ A-1	1,760,000	425,000	1,760,000	425,000
Term Loan B	1,736,875	—	1,736,875	—

	$4,496,875	$1,175,000	$3,564,702	$470,700

      In addition, at December 31, 2006, $84,733 and at December 31, 2005, $80,486 were utilized as letters of credit which are not included as part of the balances outstanding at those dates.
      The 2006 Senior Credit Agreement consists of:

•	a 5-year $1,000,000 revolving credit facility (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $150,000 is available as swing line loans in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing line loans in certain non-U.S. currencies, the total of which cannot exceed $1,000,000) which will be due and payable on March 31, 2011.

•	a 5-year term loan facility (“Loan A”) of $1,850,000, also scheduled to mature on March 31, 2011. The 2006 Senior Credit Agreement requires 19 quarterly payments on Loan A of $30,000 each that permanently reduce the term loan facility which began June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Loan B”) of $1,750,000 scheduled to mature on March 31, 2013. The terms of the 2006 Senior Credit Agreement require 28 quarterly payments on Loan B that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 through 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date.
      Interest on these facilities will be, at the Company’s option, depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.
      The applicable margin is variable and depends on the Company’s Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less up to $30,000 cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the 2006 Senior Credit Agreement).
      In addition to scheduled principal payments, indebtedness outstanding under the 2006 Senior Credit Agreement will be reduced by mandatory prepayments utilizing portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing AR Facility, the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity and excess cash flow.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The obligations under the 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favour of the lenders. The 2006 Senior Credit Agreement contains other affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2006 Senior Credit Agreement provides for a limitation on dividends and other restricted payments which is $240,000 for dividends paid in 2007, and increases in subsequent years. The Company paid dividends of $153,720 in May of 2006 which was in compliance with the restrictions set forth in the 2006 Senior Credit Agreement. In default, the outstanding balance under the 2006 Senior Credit Agreement becomes immediately due and payable at the option of the Lenders. As of December 31, 2006, the Company is in compliance with all financial covenants under the 2006 Senior Credit Agreement.
      The Company incurred fees of approximately $85,828 in conjunction with the 2006 Senior Credit Agreement which will be amortized over the life of this agreement and wrote off approximately $14,735 in unamortized fees related to its prior 2003 Senior Credit Agreement in 2006.
Euro Notes
      On July 27, 2005, the Company issued new euro denominated notes (“Euro Notes”) (Schuldscheindarlehen) totaling $263,400 (€200,000) with a €126,000 tranche at a fixed interest rate of 4.57% and a €74,000 tranche with a floating rate at EURIBOR plus applicable margin resulting in an interest rate of 5.49% at December 31, 2006. The proceeds were used to liquidate $155,000 (€128,500) of Euro Notes issued in 2001 that were due in July 2005 and for working capital. The Euro Notes mature on July 27, 2009.
European Investment Bank Agreements
      The Company entered into various credit agreements with the European Investment Bank (“EIB”) in July 2005 and December 2006 amounting to €131,000 and €90,000. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favorable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.
      The July 2005 agreements consist of a term loan of €41,000 and a revolving facility of €90,000 which were granted to the Company to refinance certain R&D projects and to make investments in expansion and optimization of existing production facilities in Germany. Both have 8-year terms. The December 2006 term loan was granted to the Company for financing and refinancing of certain clinic refurbishing and improvement projects and allows distribution of proceeds in up to 6 separate tranches until June 2008. Each tranche will mature 6 years after the disbursement of proceeds for the respective tranche.
      The Company had U.S. dollar borrowings under the July 2005 agreements of $48,806 and $35,812 under the term loan and the revolving facility, respectively, with both having an interest rate of 5.29% at December 31, 2006. There were no drawdowns on the December 2006 term loan at December 31, 2006.
      Currently all agreements with the EIB have variable interest rates that change quarterly with FMC-AG & Co. KGaA having options to convert the variable rates into fixed rates. All advances under all agreements can be denominated in certain foreign currencies including U.S. dollars. All loans under these agreements are secured by bank guarantees and have customary covenants.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Annual Payments
      Aggregate annual payments applicable to the 2006 Senior Credit Agreement, Euro Notes, capital leases and other borrowings (excluding the Company’s trust preferred securities, see Note 12) for the five years subsequent to December 31, 2006 are:

2007	$160,135
2008	151,808
2009	412,150
2010	145,198
2011	1,370,789
Thereafter	1,749,396

$3,989,476

11.	Employee Benefit Plans
General
      Fresenius Medical Care & Co. KGaA recognizes pension costs and related pension liabilities for current and future benefits to current and former employees of the Company. The Company’s pension plans are structured differently according to the legal, economic and financial circumstances in each country. The Company currently has two types of plans, defined benefit and defined contribution plans. In general plan benefits in defined benefit plans are based on all or a portion of the employees’ years of services and final salary. Plan benefits in defined contribution plans are usually determined by the employer but may be limited by legislation.
      Upon retirement under defined benefit plans, the Company is required to pay defined benefits to former employees when the defined benefits become due. Defined benefit plans may be funded or unfunded. The Company has two major defined benefit plans, one funded plan in North America and an unfunded plan in Germany.
      Actuarial assumptions generally determine benefit obligations under defined benefit plans. The actuarial calculations require the use of estimates. The main factors used in the actuarial calculations affecting the level of the benefit obligations are: assumptions on life expectancy, the discount rate, salary and pension level trends. Under the Company’s funded plans, assets are set aside to meet future payment obligations. An estimated return on the plan assets is recognized as income in the respective period. Actuarial gains and losses are generated when there are variations in the actuarial assumptions and differences between the actual and the estimated return on plan assets for that year. A company’s pension liability is impacted by these actuarial gains or losses.
      In the case of the Company’s funded plan, the defined benefit obligation is offset against plan assets. A pension liability is recognized in the balance sheet if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under other assets in the balance sheet) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund.
      Under defined contribution plans, the Company pays defined contributions during the employee’s service life which satisfies all obligations of the Company to the employee. The Company has a defined contribution plan in North America.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Defined Benefit Pension Plans
      During the first quarter of 2002, the Company’s North America subsidiary, Fresenius Medical Care Holdings, Inc. (“FMCH”) curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There was no minimum funding requirement for FMCH for the defined benefit plan in 2006. FMCH voluntarily contributed $10,982 during 2006.
      The benefit obligation for all defined benefit plans at December 31, 2006, is $334,375 which consists of the benefit obligation of $226,458 for the North America funded plan and the benefit obligation of $107,917 for the German unfunded plan. The funded status at December 31, 2006, is determined by reducing the benefit obligation for the North American plan by the fair value of its plan’s assets of $220,367 and adding the benefit obligation of the German plan, which is unfunded. At December 31, 2006, the benefit obligation and the accumulated benefit obligation exceed the fair value of the plan assets for all pension plans of the Company.
      The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the pension plans. Benefits paid as shown in the changes in benefit obligations represent payments made from both the funded and unfunded plans while the benefits paid as shown in the changes in plan assets include only benefit payments from the Company’s funded benefit plan.

	2006	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	$320,975	$288,862	$241,240
Foreign currency translation	10,843	(11,233)	4,939
Service cost	8,113	5,103	4,269
Interest cost	16,945	15,927	14,816
Transfer of plan participants	(728)	(36)	(261)
Actuarial (gain) loss	(16,194)	27,170	28,165
Benefits paid	(5,579)	(4,818)	(4,306)

Benefit obligation at end of year	$334,375	$320,975	$288,862

Change of plan assets:
Fair value of plan assets at beginning of year	$196,013	$166,952	$135,247
Actual return on plan assets	18,128	7,481	9,642
Employer contributions	10,982	25,627	25,633
Benefits paid	(4,756)	(4,047)	(3,570)

Fair value of plan assets at end of year	$220,367	$196,013	$166,952

Funded status at year end	$114,008	$124,962	$121,910

      The pension liability recognized under FAS 158 as of December 31, 2006, is equal to the amount shown as 2006 funded status at end of year in the table above and includes a current portion of $1,692 which is recognized as a current liability in the line item “accrued expenses and other current liabilities” in the balance sheet. The non-current portion of $112,316 is recorded as non-current pension liability in the balance sheet. Total pension liability includes $6,091 relating to the North America plan and $107,917 for the German plan. Approximately 87% of the beneficiaries are located in North America with 13% located in Germany.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The pension liability recognized as of December 31, 2006, 2005 and 2004, was calculated as follows:

	2006	2005	2004

Funded status at end of year	$114,008	$124,962	$121,910
Unrecognized net loss	(84,104)	(108,440)	(85,945)
Unrecognized prior service cost	—	(795)	—
Additional Minimum Liability	65,664	92,975	72,160
Effect of adoption of FAS 158	18,440	—	—

Total Pension Liability at December 31,	$114,008	$108,702	$108,125

      The following table shows the calculation of the Additional Minimum Liability:

	2006	2005	2004

Fair value of plan assets	$220,367	$196,013	$166,952
Accumulated benefit obligation	315,935	304,715	213,995

Minimum Liability	95,568	108,702	47,043
Accrued/(prepaid) benefit costs	29,904	15,727	(25,117)

Additional Minimum Liability	$65,664	$92,975	$72,160

Thereof intangible assets		$795	$—

Thereof accumulated other comprehensive income		$92,180	$72,160

      The pre-tax changes of other comprehensive income relating to pension liabilities during the year 2006 are provided in the following table:

				Foreign
				Currency
	January 1,	Additions/	Adjustment	Translation	December 31,
	2006	Releases	FAS 158	Adjustment	2006

Additional Minimum Liability	$92,180	$(28,189)	$(65,664)	$1,673	$—
Actuarial losses	—	—	84,104	—	84,104

Adjustments related to pension liabilities (1)	$92,180	$(28,189)	$18,440	$1,673	$84,104

(1)	See Note 21 for the tax effects on other comprehensive income recognized during 2006.
     The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $5,109.
      The adoption of the recognition provisions of FAS 158 as of December 31, 2006, results in the following adjustments of the related amounts in the consolidated balance sheet line items.

	Before Adoption of		After Adoption of
	Statement 158	Adjustments	Statement 158

Deferred tax assets	$26,058	$7,134	$33,192
Accrued expenses and other current liabilities	—	1,692	1,692
Pension liabilities	95,568	16,748	112,316
Accumulated other comprehensive loss	(39,606)	(11,306)	(50,912)

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The following weighted-average assumptions were utilized in determining benefit obligations as of December 31:

	2006	2005	2004

Discount rate	5.52%	5.22%	5.62%
Rate of compensation increase	4.18%	4.22%	4.25%
      Defined benefit pension plans gave rise to net periodic benefit cost of $19,201 comprising the following components:

	2006	2005	2004

Components of net periodic benefit cost:
Service cost	$8,113	$5,103	$4,269
Interest cost	16,945	15,927	14,816
Expected return on plan assets	(15,361)	(13,163)	(10,219)
Amortization unrealized losses	8,420	6,753	4,712
Amortization of prior service cost	846	210	—
Settlement loss	238	—	—

Net periodic benefit costs	$19,201	$14,830	$13,578

      The discount rates for all plans are derived from an analysis and comparison of yields of portfolios of highly rated equity and debt instruments with maturities that mirror the plan’s benefit obligation. The Company discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2006. The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

	2006	2005	2004

Discount rate	5.16%	5.61%	6.00%
Expected return of plan assets	7.50%	7.50%	7.50%
Rate of compensation increase	4.18%	4.22%	4.25%
      Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2007	$6,568
2008	7,619
2009	8,476
2010	9,701
2011	10,488
2012-2016	73,048
      The Company uses December 31 as the measurement date in determining the funded status of all plans.
Plan Investment Policy and Strategy
      For the North America funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, independent consulting actuaries determine a range of reasonable expected investment returns for the pension plan as a whole based on their analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company’s expected rate of return on pension plan assets was 7.5% for 2006.
      The investment policy, utilizing a target investment allocation of 36% equity and 64% long-term U.S. bonds, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The Plan policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, Russell 2000 Growth Index, MSCI EAFE Index, Lehman U.S. Long Government/ Credit bond Index and the HFRI Fund of Funds Index. The Company expects to contribute $1,016 to Plan Assets during 2007.
      The following schedule describes FMCH’s allocation for its plans:

	Allocation in	Allocation in	Target allocation
	2006 in %	2005 in %	in %

Categories of plan assets
Equity securities	38%	44%	36%
Debt securities	62%	56%	64%

Total	100%	100%	100%

Defined Contribution Plans
      Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $15.5 if under 50 years old ($20.5 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2006, 2005 and 2004 was $19,900, $15,242, and $15,528, respectively.

12.	Mandatorily Redeemable Trust Preferred Securities
      The Company issued Trust Preferred Securities through Fresenius Medical Care Capital Trusts, statutory trusts organized under the laws of the State of Delaware. FMC-AG & Co. KGaA owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of FMC-AG & Co. KGaA or a wholly-owned subsidiary of FMC-AG & Co. KGaA. FMC-AG & Co. KGaA, Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMCH have guaranteed payment and performance of the senior subordinated notes to the respective Fresenius Medical Care Capital Trusts. The Trust Preferred Securities are guaranteed by FMC-AG & Co. KGaA through a series of undertakings by the Company and FMCH and D-GmbH.
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

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The indentures governing the notes held by the Fresenius Medical Care Capital Trusts contain affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit the Company’s indebtedness and its investments, and require the Company to maintain certain ratios defined in the agreement. As of December 31, 2006, the Company is in compliance with all financial covenants under all Trust Preferred Securities agreements.
      The Trust Preferred Securities outstanding as of December 31, 2006 and 2005 are as follows:

				Mandatory
	Year	Stated	Interest	Redemption
	Issued	Amount	Rate	Date	2006	2005

Fresenius Medical Care Capital Trust II	1998	$450,000	7 7/8%	February 1, 2008	434,942	431,762
Fresenius Medical Care Capital Trust III	1998	DM 300,000	7 3/8%	February 1, 2008	202,011	180,951
Fresenius Medical Care Capital Trust IV	2001	$225,000	7 7/8%	June 15, 2011	223,300	222,917
Fresenius Medical Care Capital Trust V	2001	€300,000	7 3/8%	June 15, 2011	393,575	352,234

					$1,253,828	$1,187,864

13.	Shareholders’ Equity
Capital Stock
      As of December 31, 2006, the Company’s capital stock (Grundkapital) consisted of 1,237,145 preference shares without par value and with a nominal amount of €2.56 per share totaling $3,373 and 97,149,891 ordinary shares without par value with a nominal amount of €2.56 per share totaling $302,615. The General Partner has no equity interest in the Company and, therefore, does not participate in either the assets or the profits and losses of the Company. However, the General Partner is compensated for all outlays in connection with conducting the Company’s business, including the remuneration of members of the management board and the supervisory board (see Note 4).
      As of December 31, 2005 and 2004, the Company’s capital stock consisted of 27,762,179 and 26,296,086 preference shares without par value, respectively, with a nominal amount of €2.56 per share, totaling $74,476 and $69,878, respectively, and of 70,000,000 ordinary shares without par value with a nominal amount of €2.56 per share totaling $229,494 in 2005 and $229,494 in 2004, respectively.
      The general meeting of a partnership limited by shares may approve Authorized Capital (genehmigtes Kapital). The resolution creating Authorized Capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the management board to issue shares up to a stated amount for a period of up to five years. The nominal value of the Authorized Capital may not exceed half of the capital stock at the time of the authorization.
      In addition, the general meeting of a a partnership limited by shares may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares in the preparation of a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the company’s capital at the time of the resolution.
      All resolutions increasing the capital of a partnership limited by shares also require the consent of the General Partner for their effectiveness.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Authorized Capital
      By resolution of the Company’s general meeting of shareholders on May 23, 2001 and May 24, 2005, the Company’s management board was authorized, with the approval of the supervisory board, to increase under certain conditions the Company’s share capital through the issue of preference shares. Such authorizations were effective until May 22, 2006 and May 23, 2010, respectively, but were revoked at the EGM on August 30, 2005, as they were no longer appropriate due to the proposed conversion of the Company’s preference shares into ordinary shares, such revocation becoming effective upon registration of the Approved Capital referred to below.
      In connection with revocation of the prior resolutions providing for authorized capital, by resolution of the EGM of shareholders on August 30, 2005, Management AG was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company’s share capital until August 29, 2010 by a maximum amount of €35,000 through issue of new ordinary shares against cash contributions, Authorized Capital I. The General Partner is entitled, subject to the approval of the supervisory board, to decide on the exclusion of statutory pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by certain credit institutions determined by the General Partner if such credit institutions are obliged to offer the shares to the shareholders (indirect pre-emption rights).
      In addition, by resolution of the EGM of shareholders on August 30, 2005, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until August 29, 2010 by a maximum amount of €25,000 through the issue of new ordinary shares against cash contributions or contributions in kind, Authorized Capital II. The General Partner is entitled, subject to the approval of the supervisory board, to decide on an exclusion of statutory pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company’s share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock exchange price in Germany of the existing listed shares of the same type and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise.
      The Company’s Authorized Capital I and Authorized Capital II became effective upon registration with the commercial register of the local court in Hof an der Saale on February 10, 2006.
Conditional Capital
      By resolution of the Company’s general meeting of shareholders on May 9, 2006, the Company’s share capital was conditionally increased by up to €12,800 corresponding to 5 million ordinary shares with no par value and a nominal value of €2.56. This Conditional Capital increase can only be effected by the exercise of stock options under the Company’s Stock Option Plan 2006 with each stock option awarded exercisable for one ordinary share (see Note 15). The Company has the right to deliver ordinary shares that it owns or purchases in the market in place of increasing capital by issuing new shares.
      Through the Company’s other employee participation programs, consisting of employee stock option programs and an international employee participation scheme, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive preference shares. Conditional capital available for such purposes was €14,939 at December 31, 2005. At December 31, 2005 options representing 4,102,539 non-voting preference shares were outstanding from all plans.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      With the implementation of the conversion of preference shares into ordinary shares, these other programs have been adjusted to the effect that the conversion rights and subscription rights of plan participants who elected to adjust their rights apply to ordinary shares. The electing participants in those programs have been put in the same economic position in which they would have been without the implementation of the conversion of preference shares into ordinary shares. Participants who did not elect to adjust their rights are still entitled to receive preference shares under the employee participation programs.
      As a result, conditional capital in the amount of €14,939 divided into conditional capital for the issue of up to 2,849,318 ordinary shares and up to 2,986,203 preference shares, became effective upon registration with the commercial register of the local court in Hof an der Saale on February 10, 2006. However, as a result of the adjustment of the employee participation programs, preference shares can be issued for 234,311 convertible bonds and options and ordinary shares can be issued for 2,849,318 convertible bonds and options. At December 31, 2006, 122,697 convertible bonds or options for preference shares remained outstanding with a remaining average term of 5.52 years and 3,073,856 convertible bonds or options for ordinary shares remained outstanding with a remaining average term of 6.73 years under these programs. For the year ending December 31, 2006, 104,388 options for preference shares and 520,469 options for ordinary shares had been exercised under these employee participation plans and €36,952 ($46,524) remitted to the Company.
      Conditional Capital available for all programs at December 31, 2006 is €26,139 ($34,426) which includes €12,800 ($16,858) for the 2006 Plan and €13,339 ($17,568) for all other plans.
Dividends
      Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).
      If no dividends on the Company’s preference shares are declared for two consecutive years after the year for which the preference shares are entitled to dividends, then the holders of such preference shares would be entitled to the same voting rights as holders of ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the 2006 Senior Credit Agreement (see Note 10).
      Cash dividends of $153,720 for 2005 in the amount of €1.29 per preference share and €1.23 per ordinary share were paid on May 10, 2006.
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
      The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations and shows the basic and fully diluted income per ordinary and preference share for the years ending December 31:

	2006	2005	2004

Numerators:
Net income	$536,746	$454,952	$401,998
less:
Dividend Preference on Preference shares	90	2,000	1,959

Income available to all class of shares	$536,656	$452,952	$400,039

Denominators:
Weighted average number of:
Ordinary shares outstanding	96,873,968	70,000,000	70,000,000
Preference shares outstanding	1,191,792	26,789,816	26,243,059

Total weighted average shares outstanding	98,065,760	96,789,816	96,243,059
Potentially dilutive Ordinary shares	557,883
Potentially dilutive Preference shares	46,992	779,330	421,908

Total weighted average ordinary shares outstanding assuming dilution	97,431,851	70,000,000	70,000,000
Total weighted average Preference shares outstanding assuming dilution	1,238,784	27,569,146	26,664,967
Basic income per Ordinary share	$5.47	$4.68	$4.16
Plus preference per Preference share	0.08	0.07	0.07

Basic income per Preference Share	$5.55	$4.75	$4.23

Fully diluted income per Ordinary share	$5.44	$4.64	$4.14
Plus preference per Preference share	0.08	0.08	0.07

Fully diluted income per Preference share	$5.52	$4.72	$4.21

15.	Stock Options
      Effective January 1, 2006, the Company adopted the provisions of FAS 123(R) using the modified prospective transition method (see Note 1u). As a result of the adoption of this standard, the Company incurred compensation costs of $14,258 which would not have been recognized under its previous accounting policy in accordance with APB Opinion No. 25 and is included in its total compensation expense of $16,610 for the period ending December 31, 2006. Compensation expense for 2005 and 2004 was $1,363 and $1,751, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recorded a related deferred income tax of $4,599, $273 and $0 for the years ending December 31, 2006, 2005, and 2004, respectively.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The following table illustrates the effect on net income and earnings per share for the years ending December 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	2005	2004

Net income:
As reported	$454,952	$401,998
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,090	1,751
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(8,302)	(7,559)

Pro forma	$447,740	$396,190

Basic earnings per:
Ordinary share
As reported	$4.68	$4.16
Pro forma	$4.61	$4.10
Preference share
As reported	$4.75	$4.23
Pro forma	$4.68	$4.17
Fully diluted earnings per:
Ordinary share
As reported	$4.64	$4.14
Pro forma	$4.57	$4.08
Preference share
As reported	$4.72	$4.21
Pro forma	$4.64	$4.15
Stock Option and other Share Based Plans
      At December 31, 2006, the Company has awards outstanding under the various stock-based compensation plans.
Incentive plan
      During the fiscal year 2006, Fresenius Medical Care Management AG granted performance related compensation to the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share price related compensation based on Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured on operating income and cash flow. These performance targets relate to a three-year-period comprising the fiscal years 2006, 2007 and 2008 only. Once the annual targets are achieved, the cash portion of the award is paid after the end of the respective fiscal year and the share price-related compensation part is granted but subject to a three-year-vesting-period. The payment of the share price-related compensation part corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The expense incurred under this plan for 2006 was $3,362.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006
      On May 9, 2006, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established by resolution of the Company’s annual general meeting with a conditional capital increase up to €12,800 subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €2.56 each. Under the 2006 Plan, up to five million options can be issued, each of which can be exercised to obtain one ordinary share, with up to one million options designated for members of the Management Board of the General Partner, up to one million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to three million options designated for managerial staff members of the Company and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2006 Plan.
      Options under the 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to satisfaction of success targets measured over a three-year period from the grant date. For each such year, the success target is achieved if the Company’s adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the 2006 Plan excludes, among other items, the costs of the transformation of the Company’s legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The success target for 2006 was met. Vesting of the portion or portions of a grant for a year or years in which the success target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, the Company has the right to issue ordinary shares it owns or that it purchases in the market in place of increasing capital by the issuance of new shares.
      During 2006, the Company awarded 772,280 options, including 132,800 to members of the Management Board of the General Partner, at a weighted average exercise price of $120.68 (€91.63), a weighted average fair value of $39.05 (€29.65) each and a total fair value of $30,158, which will be amortized on a straight line basis over the three year vesting period.
      Options granted under the 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.
Fresenius Medical Care 2001 International Stock Option Plan
      Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the “2001 Plan”), options in the form of convertible bonds with a principal of up to €10,240 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds have a par value of €2.56 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
consolidated financial statements. The options expire ten years from issuance and can be exercised beginning two, three or four years after issuance. Compensation costs related to awards granted under this plan are amortized on a straight-line basis over the vesting period for each separately vesting portion of the awards. Bonds issued to Management Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet. Options granted in 2005 and 2004 had weighted average exercise prices of $82.13 (€62.36) and $59.01 (€44.81), weighted average fair values of $22.32 (€18.70) and $15.76 (€12.92), and total fair values of $23,312 (€19,535) and $16,074 (€13,184), respectively.
      Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target corresponds to the stock exchange quoted price of the preference shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment of the respective conversion price, to acquire one preference share. Effective May 2006, no further grants can be issued under the 2001 Plan and no options were granted under the 2001 Plan during 2006.
      In connection with the conversion of the Company’s preference shares into ordinary shares, holders of options to acquire preference shares had the opportunity to convert their options so that they would be exercisable to acquire ordinary shares. Holders of 3,863,470 options converted resulting in 2,849,318 options for ordinary shares (see Note 2). Holders of 234,311 options elected not to convert.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      At December 31, 2006, the Management Board members of the General Partner, held 548,197 stock options for ordinary shares and employees of the Company held 2,525,659 stock options for ordinary shares and 122,697 stock options for preference shares. The table below provides reconciliations for options outstanding at December 31, 2006, as compared to December 31, 2005 taking in consideration the conversion, options exercised and forfeited.

		Weighted	Weighted
		Average	Average
Reconciliation of options for preference shares		Exercise	Exercise
converted to options for ordinary shares	Options	Price	Price

	(in thousands)	€	$
Balance at December 31, 2005	4,103	47.88	63.06
Forfeited prior to conversion	5	41.00	54.00

Eligible for conversion	4,098	47.94	63.13
Options not converted	235	49.18	64.77

Options converted	3,863
Reduction due to impact of conversion ratios	1,014

Balance of options outstanding after conversion into ordinary shares as of February 10, 2006	2,849	64.22	84.59

Granted	772	91.63	120.68
Exercised	520	61.39	80.85
Forfeited	27	68.94	90.79

Balance at December 31, 2006 options for ordinary shares	3,074	61.18	80.57

Reconciliation of options for preference shares

Balance of options not converted as of February 10, 2006	235	49.18	64.77

Exercised	104	49.82	65.61
Forfeited	8	50.61	66.66

Balance at December 31, 2006 options for preference shares	123	48.56	63.96

      The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at December 31, 2006:

Fully Vested Outstanding and Exercisable Options

Weighted
Average
		Remaining	Weighted	Weighted
		Contractual	Average	Average	Aggregate	Aggregate
	Number of	Life in	Exercise	Exercise	Intrinsic	Intrinsic
	Options	Years	Price	Price	Value	Value

	(in thousands)		€	US-$	€	US-$
Options for preference shares	71	3.63	43.37	57.12	3,734	4,918
Options for ordinary shares	959	4.86	59.10	77.84	40,167	52,900
      At December 31, 2006, there was $36,397 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 1.7 years.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      During the years ended December 31, 2006, 2005, and 2004, the company received $46,524, $79,944 and $3,622, respectively, from the exercise of stock options. The intrinsic value of options exercised for the twelve-month periods ending December 31, 2006, 2005, and 2004, were $27,270 $25,338, and $799, respectively. A related tax benefit to the Company of $7,428 for the year ending December 31, 2006 was recorded as cash provided from financing activities; prior to the adoption of FAS 123(R) such tax benefits related to the exercise of options were included in cash flows provided by operating activities. For 2005 and 2004, this amounted to $6,471 and $0, respectively.
Fair Value Information
      The Company used the binomial option-pricing model in determining the fair value of the awards under the 2006 Plan. Option valuation models require the input of highly subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. The Company’s stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2006 grants are as follows:

Weighted-average assumptions:	2006

Expected dividend yield	1.64%
Risk-free interest rate	3.78%
Expected volatility	30.03%
Expected life of options	7 years
Exercise price	91.63€	(US-$120,68)
      Prior to the adoption of the 2006 Plan, the Black-Scholes option-pricing model was utilized in estimating the fair values of options that have no vesting restrictions. The assumptions used to determine the fair value are as follows:

Weighted-average assumptions:	2005	2004

Expected dividend yield	2.88%	2.87%
Risk-free interest rate	2.76%	3.50%
Expected volatility	40.00%	40.00%
Expected life of options	5.3 years	5.3 years

16.	Income Taxes
      Income before income taxes and minority interest is attributable to the following geographic locations:

	2006	2005	2004

Germany	$167,258	$109,407	$86,702
United States	645,360	512,697	447,197
Other	154,263	143,622	134,700

	$966,881	$765,726	$668,599

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      Income tax expense (benefit) for the years ended December 31, 2006, 2005, and 2004, consisted of the following:

	2006	2005	2004

Current:
Germany	$107,609	$40,386	$55,034
United States	150,550	206,551	129,445
Other	57,462	48,133	40,316

	315,621	295,070	224,796

Deferred:
Germany	(15,219)	(12,990)	5,147
United States	118,800	27,391	34,958
Other	(5,713)	(723)	513

	97,868	13,678	40,619

	$413,489	$308,748	$265,415

      In 2006, 2005 and 2004, the Company is subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable.
      Certain provisions of the German Tax Law were reviewed during 2006. These revisions did not have a material impact on the Company’s results for 2006 and are not expected to have a material impact on future earnings.
      A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the effective trade tax rate on income before income taxes and minority interest. The respective combined tax rates are 38.47%, 38.44%, and 38.18% for the fiscal years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004

Expected corporate income tax expense	$371,959	$294,345	$255,271
Tax free income	(33,912)	(18,442)	(15,570)
Foreign tax rate differential	(3,013)	(8,431)	15,734
Non-deductible expenses	17,055	27,757	9,426
Taxes for prior years	41,332	20,509	10,267
Tax on divestitures	29,128	0	0
Other	(9,060)	(6,990)	(9,713)

Actual income tax expense	$413,489	$308,748	$265,415

Effective tax rate	42.8%	40.3%	39.7%

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2006 and 2005, are presented below:

	2006	2005

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$42,753	$26,018
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	32,512	29,628
Plant, equipment, intangible assets and other non current assets, principally due to differences in depreciation and amortization	45,949	37,905
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	253,730	159,339
Net operating loss carryforwards	37,965	44,249
Derivatives	8,313	3,735
Other	10,978	5,266

Total deferred tax assets	$432,200	$306,140
Less: valuation allowance	(41,231)	(46,146)

Net deferred tax assets	$390,969	$259,994

Deferred tax liabilities:
Accounts receivable, primarily due to allowance for doubtful accounts	$10,398	$9,266
Inventory, primarily due to inventory reserve accounts for tax purposes	6,994	6,040
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	30,714	15,945
Plant, equipment and intangible assets, principally due to differences in depreciation and amortization	302,187	256,663
Derivatives	33,831	21,582
Other	45,491	49,893

Total deferred tax liabilities	429,615	359,389

Net deferred tax liabilities	$38,646	$99,395

      The valuation allowance decreased by $4,915 in 2006 and increased by $1,582 in 2005.
      The expiration of net operating losses is as follows:

2007	$12,551
2008	5,524
2009	5,755
2010	9,724
2011	11,113
2012	6,537
2013	2,123
2014 and thereafter	1,305
Without expiration date	61,822

Total	$116,454

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006.
      The Company provides for income taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. During the year 2006, the Company provided for $1,350 of deferred tax liabilities associated with earnings that are likely to be distributed in 2007. Provision has not been made for additional taxes on $1,114,643 undistributed earnings of foreign subsidiaries as these earnings are considered permanently reinvested.
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
      The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2050. Rental expense recorded for operating leases for the years ended December 31, 2006, 2005 and 2004 was $414,137, $334,947, and $322,939, respectively.
      Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2006 and thereafter are:

2007	$308,084
2008	272,995
2009	237,973
2010	202,458
2011	168,712
Thereafter	507,516

$1,697,738

18.	Legal Proceedings
Commercial Litigation
      The Company was originally formed as a result of a series of transactions it completed pursuant to the Merger. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co.,

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
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
      On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and retry certain aspects of the case. We will appeal the court’s rulings. An adverse judgment in any new trial could have a material adverse impact on our business, financial condition and results of operations.
      Fresenius Medical Care AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (hereinafter referred to as “Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (hereinafter referred to as “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro bicart device in Australia (“the Gambro Patent”). As a result of the commercialisation of a system for the preparation of dialysis fluid based on the Fresenius Medical

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.
Other Litigation and Potential Exposures
      RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson,, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint seeks damages against former officers and directors and does not state a claim for money damages directly against RCG. The Company anticipates that the individual defendants may seek to claim indemnification from RCG. The Company is unable at this time to assess the merits of any such claim for indemnification.
      FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Company is cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
      In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company is cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.

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
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual (see Note 8).

19.	Financial Instruments
Market Risk
      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with highly rated financial institutions as authorized by the Company’s General Partner. The Company does not use financial instruments for trading purposes.
      The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.
Foreign Exchange Risk Management
      The Company conducts business on a global basis in various currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.
      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency exposure. As of December 31, 2006 the Company had no foreign exchange options.
      In connection with intercompany loans in foreign currency the Company normally uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.
      Changes in the fair value of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $1,210 ($2,527 pretax) for the year ended December 31, 2006 are deferred in accumulated other comprehensive income and will mainly be reclassified into

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
earnings during 2007. During 2006, the Company reclassified after tax gains of $72 ($99 pretax) from accumulated other comprehensive income (loss) into the statement of operations.
      The notional amounts of foreign exchange forward contracts in place to hedge exposures from operational business totaled $351,729 with a fair value of $2,195 as of December 31, 2006.
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
      In connection with foreign currency denominated intercompany loans, the Company also entered into foreign exchange swaps with a notional amount of $730,855 having a fair value of approximately $418 as of December 31, 2006. No hedge accounting is applied to these foreign exchange contracts. Accordingly, the respective foreign exchange swaps are recognized as assets or liabilities and changes in their fair values are recognized against earnings thus offsetting the changes in fair values of the underlying intercompany loans denominated in foreign currency.
      As of December 31, 2006, the Company had foreign exchange derivatives with maturities of up to 16 months.
      The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date.
Interest Rate Risk Management
      The Company enters into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from long-term debt and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates or (b) hedge the fair value of parts of its fixed interest rate borrowings.
Cash Flow Hedges of Variable Rate Debt
      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting the major part of variable interest rate payments due on the Company’s 2006 Senior Credit Agreement denominated in U.S. dollars into fixed interest rate payments. Those swap agreements in the notional amount of $3,165,000, which expire at various dates between 2007 and 2012, effectively fix the Company’s variable interest rate exposure on the majority of its U.S. dollar-denominated revolving loans at an average interest rate of 4.50% plus applicable margin. After tax gains of $36,050 ($57,732 pretax) for the year ended December 31, 2006, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. There are losses of $1,342 ($2,182 pretax) due to hedge ineffectiveness.
Fair Value Hedges of Fixed Rate Debt
      The Company enters into interest rate swap agreements that are designated as fair value hedges to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II trust preferred securities (see note 12) denominated in U.S. dollars

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
into variable interest rate payments. Since the critical terms of the interest rate swap agreements are identical to the terms of Fresenius Medical Capital Trust II trust preferred securities, the hedging relationship is highly effective and no ineffectiveness is recognized in earnings. The interest rate swap agreements are reported at fair value in the balance sheet. The reported amount of the hedged portion of the fixed rate trust preferred securities includes an adjustment representing the change in fair value attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and trust preferred securities offset each other in the income statement. At December 31, 2006, the notional volume of these swaps was $450,000.
      The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The current credit exposure of interest rate derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date.
Fair Value of Financial Instruments
      The following table presents the carrying amounts and fair values of the Company’s financial instruments at December 31, 2006 and 2005.

	2006		2005

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Non-derivatives
Assets
Cash and cash equivalents	$159,010	$159,010	$85,077	$85,077
Receivables	1,848,695	1,848,695	1,469,933	1,469,933
Liabilities
Accounts payable	552,807	552,807	309,255	309,255
Long term debt, excluding Euro-Notes	3,726,076	3,726,076	597,429	597,429
Trust Preferred Securities	1,253,828	1,331,802	1,187,864	1,285,319
Euro-Notes	263,400	266,480	235,940	236,326
Derivatives
Foreign exchange contracts	2,613	2,613	(2,939)	(2,939)
Dollar interest rate hedges	45,217	45,217	21,830	21,830
Yen interest rate hedges	(75)	(75)	(201)	(201)
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
      Long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest at a variable rate which reflects actual money market conditions, plus specific margins which represent

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the 2006 Senior Credit Agreement.
      The fair values of the Trust Preferred Securities and the Euro Notes are based upon market quotes.

20.	Other Comprehensive Income (Loss)
      The changes in the components of other comprehensive income (loss) for the years ended December 31, 2006, 2005, and 2004 are as follows:

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004

		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive (loss) income relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$25,513	$(9,300)	$16,213	$72,440	$(28,653)	$43,787	$(36,192)	$13,638	$(22,554)
Reclassification adjustments	3,280	(1,270)	2,010	(1,243)	584	(659)	(9,906)	3,449	(6,457)

Total other comprehensive (loss) income relating to cash flow hedges	28,793	(10,570)	18,223	71,197	(28,069)	43,128	(46,098)	17,087	(29,011)
Foreign-currency translation adjustment	114,494	—	114,494	(104,723)	—	(104,723)	144,784	—	144,784
Adjustments related to pension obligations	8,074	(3,428)	4,646	(19,996)	7,747	(12,249)	(16,507)	6,605	(9,902)

Other comprehensive income (loss)	$151,361	$(13,998)	$137,363	$(53,522)	$(20,322)	$(73,844)	$82,179	$23,692	$105,871

21.	Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services, and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	North		Segment
	America	International	Total	Corporate	Total

2006
Net revenue external customers	$6,025,314	$2,473,724	$8,499,038	$—	$8,499,038
Inter-segment revenue	1,281	60,043	61,324	(61,324)	—

Total net revenue	6,026,595	2,533,767	8,560,362	(61,324)	8,499,038

Depreciation and amortization	(186,826)	(119,938)	(306,764)	(1,934)	(308,698)

Operating Income	964,609	440,552	1,405,161	(87,034)	1,318,127

Segment assets(1)	10,196,844	2,744,833	12,941,677	103,004	13,044,681
Capital expenditures and acquisitions(2)	4,599,276	175,062	4,774,338	137	4,774,475
2005
Net revenue external customers	$4,577,379	$2,194,440	$6,771,819	$—	$6,771,819
Inter-segment revenue	1,327	54,449	55,776	(55,776)	—

Total net revenue	4,578,706	2,248,889	6,827,595	(55,776)	6,771,819

Depreciation and amortization	(139,747)	(109,812)	(249,559)	(1,893)	(251,452)

Operating Income	643,917	362,134	1,006,051	(67,133)	938,918

Segment assets	5,634,985	2,216,630	7,851,615	131,485	7,983,100
Capital expenditures and acquisitions(3)	252,822	187,030	439,852	70	439,922
2004
Net revenue external customers	$4,248,216	$1,979,786	$6,228,002	$—	$6,228,002
Inter-segment revenue	1,602	39,004	40,606	(40,606)	—

Total net revenue	4,249,818	2,018,790	6,268,608	(40,606)	6,228,002

Depreciation and amortization	(128,532)	(102,137)	(230,669)	(1,917)	(232,586)

Operating Income	587,400	300,291	887,691	(35,346)	852,345

Segment assets	5,539,631	2,366,277	7,905,908	55,633	7,961,541
Capital expenditures and acquisitions(4)	230,150	152,820	382,970	255	383,225

(1)	Segment assets of North America include the goodwill of RCG of $3,381,901 as of December 31, 2006.

(2)	North America and International acquisitions exclude $2,500 and $6,208 of non-cash acquisitions for 2006. North America acquisitions include $4,148,200 at December 31, 2006 of the total $4,157,619 purchase price of RCG.

(2)	North America and International acquisitions exclude $260 and $9,031, respectively, of non-cash acquisitions for 2005.

(4)	International acquisitions exclude $15,479 of non-cash acquisitions for 2004.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
     For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		United	Rest of the
	Germany	States	World	Total

2006
Net revenue external customers	$288,047	$6,025,314	$2,185,677	$8,499,038
Long-lived assets	144,877	8,274,104	1,080,301	9,499,282
2005
Net revenue external customers	$288,923	$4,577,379	$1,905,517	$6,771,819
Long-lived assets	157,362	4,372,453	906,220	5,436,035
2004
Net revenue external customers	$288,526	$4,248,216	$1,691,260	$6,228,002
Long-lived assets	169,981	4,277,319	956,860	5,404,160

22.	Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	2006	2005	2004

Supplementary cash flow information:
Cash paid for interest	$378,233	$180,853	$201,380

Cash paid for income taxes	$423,514	$380,764	$198,983

Cash inflow for income taxes from stock option exercises	$7,428	$—	$—

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$4,784,713	$149,189	$148,324
Liabilities assumed	348,898	18,161	12,957
Minorities	56,300	(5,017)	—
Notes assumed in connection with acquisition	8,708	9,291	15,479

Cash paid	4,370,807	126,754	119,888
Less cash acquired	63,525	1,601	15,395

Net cash paid for acquisitions	$4,307,282	$125,153	$104,493

23.	Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC-AG & Co. KGaA, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMC-AG & Co. KGaA, and by FMCH, a substantially wholly-owned subsidiary of FMC-AG & Co. KGaA (D-GmbH and FMCH being “Guarantor Subsidiaries”). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated notes denominated in euro and Deutschmark held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively (see Note 12). The following combining financial information for the Company is as of

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
December 31, 2006 and 2005 and for the year ended December 31, 2006, 2005 and 2004, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMC-AG & Co. KGaA and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,750,605	$—	$8,242,843	$(1,494,410)	$8,499,038
Cost of revenue	—	1,297,157	—	5,804,814	(1,480,489)	5,621,482

Gross profit	—	453,448	—	2,438,029	(13,921)	2,877,556

Operating (income) expenses:
Selling, general and administrative	98,761	145,700	16,829	1,345,974	(58,895)	1,548,369
Gain on sale of legacy clinics	—	—	—	(40,233)	—	(40,233)
Research and development	—	36,801	—	14,492	—	51,293

Operating (loss) income	(98,761)	270,947	(16,829)	1,077,563	44,974	1,318,127

Other (income) expense:
Interest, net	23,228	13,108	186,988	126,338	1,584	351,246
Other, net	(728,116)	160,094	(448,408)	—	1,016,430	—

Income (loss) before income taxes and minority interest	606,127	97,745	244,591	991,458	(973,040)	966,881
Income tax expense (benefit)	69,381	101,042	(81,527)	379,268	(54,675)	413,489

Income (loss) before minority interest	536,746	(3,297)	326,118	612,190	(918,365)	553,392
Minority interest	—	—	—	—	16,646	16,646

Net income (loss)	$536,746	$(3,297)	$326,118	$612,190	$(935,011)	$536,746

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2005

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,059,401	$—	$7,010,734	$(1,298,316)	$6,771,819
Cost of revenue	—	664,871	—	5,058,548	(1,284,265)	4,439,154

Gross profit	—	394,530	—	1,952,186	(14,051)	2,332,665

Operating (income) expenses:
Selling, general and administrative	(14,805)	135,899	—	1,075,777	145,921	1,342,792
Research and development	3,271	32,702	—	14,982	—	50,955

Operating income (loss)	11,534	225,929	—	861,427	(159,972)	938,918

Other (income) expense:
Interest, net	35,391	11,750	51,981	112,199	(38,129)	173,192
Other, net	(525,497)	131,392	(294,649)	—	688,754	—

Income (loss) before income taxes and minority interest	501,640	82,787	242,668	749,228	(810,597)	765,726
Income tax expense (benefit)	46,688	79,606	(20,792)	286,629	(83,383)	308,748

Income (loss) before minority interest	454,952	3,181	263,460	462,599	(727,214)	456,978
Minority interest	—	—	—	—	2,026	2,026

Net income (loss)	$454,952	$3,181	$263,460	$462,599	$(729,240)	$454,952

	For the Year Ended December 31, 2004

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$967,981	$—	$7,086,578	$(1,826,557)	$6,228,002
Cost of revenue	—	618,147	—	5,344,614	(1,820,644)	4,142,117

Gross profit	—	349,834	—	1,741,964	(5,913)	2,085,885

Operating (income) expenses:
Selling, general and administrative	98,025	144,952	—	1,068,900	(129,701)	1,182,176
Research and development	2,455	33,610	—	15,299		51,364

Operating (loss) income	(100,479)	171,272	—	657,764	123,788	852,345

Other (income) expense:
Interest, net	36,777	13,367	62,189	104,768	(33,355)	183,746
Other, net	(592,166)	101,430	(286,567)	—	777,303	—

Income (loss) before income taxes and minority interest	454,909	56,475	224,378	552,997	(620,160)	668,599
Income tax expense (benefit)	52,912	58,815	(24,876)	237,413	(58,849)	265,415

Income (loss) before minority interest	401,998	(2,340)	249,254	315,584	(561,311)	403,184
Minority interest	—	—	—	—	1,186	1,186

Net income (loss)	$401,998	$(2,340)	$249,254	$315,584	$(562,497)	$401,998

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2006

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$22	$34	$—	$158,954	$—	$159,010
Trade accounts receivable, less allowance for doubtful accounts	—	122,987	—	1,725,708	—	1,848,69
Accounts receivable from related parties	1,483,462	835,512	290,288	1,830,293	(4,296,206)	143,349
Inventories	—	130,967	—	457,426	(64,464)	523,929
Prepaid expenses and other current assets	18,455	20,633	50	408,850	(4,134)	443,854
Deferred taxes	1,586	—	—	262,476	29,017	293,079

Total current assets	1,503,525	1,110,133	290,338	4,843,707	(4,335,787)	3,411,916
Property, plant and equipment, net	174	97,244	—	1,678,511	(53,537)	1,722,392
Intangible assets	70	13,969	—	647,326	—	661,365
Goodwill	—	3,207	—	6,888,954	—	6,892,161
Deferred taxes	—	11,825	—	40,429	10,468	62,722
Other assets	5,105,547	869,630	5,998,241	(1,532,867)	(10,146,426)	294,125

Total assets	$6,609,316	$2,106,008	$6,288,579	$12,566,060	$(14,525,282)	$13,044,681

Current liabilities:
Accounts payable	$306	$20,399	$—	$295,483	$—	$316,188
Accounts payable to related parties	351,450	642,878	926,178	3,496,135	(5,180,022)	236,619
Accrued expenses and other current liabilities	17,617	91,634	8,450	1,064,412	12,826	1,194,939
Short-term borrowings	—	—	—	331,231	—	331,231
Short-term borrowings from related parties	954,896	9,155	—	(950,321)	(9,155)	4,575
Current portion of long-term debt and capital lease obligations	744	263	137,500	21,628	—	160,135
Income tax payable	40,551	—	—	63,929	11,579	116,059
Deferred taxes	—	6,174	—	15,982	(6,197)	15,959

Total current liabilities	1,365,564	770,503	1,072,128	4,338,479	(5,170,969)	2,375,705
Long term debt and capital lease obligations, less current portion	329,918	395	2,367,731	4,853,043	(3,721,746)	3,829,341
Long term borrowings from related parties	4,153	204,453	—	—	(208,606)	—
Other liabilities	18,872	9,462	—	112,350	9,000	149,684
Pension liabilities	2,580	107,357	—	2,379	—	112,316
Deferred taxes	18,067		—	309,140	51,280	378,487

Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,253,828	—	1,253,828
Minority interest	—	—	7,412	67,746	—	75,158

Total liabilities	1,739,154	1,092,170	3,447,271	10,936,965	(9,041,041)	8,174,519
Shareholders’ equity:	4,870,162	1,013,838	2,841,308	1,629,095	(5,484,241)	4,870,162

Total liabilities and shareholders’ equity	$6,609,316	$2,106,008	$6,288,579	$12,566,060	$(14,525,282)	$13,044,681

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2005

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$26	$—	$82,558	$2,492	$85,077
Trade accounts receivable, less allowance for doubtful accounts	—	108,426	—	1,361,507	—	1,469,933
Accounts receivable from related parties	852,926	338,097	216,337	1,248,942	(2,622,418)	33,884
Inventories	—	113,359	—	371,638	(54,104)	430,893
Prepaid expenses and other current assets	17,399	12,329	13	231,734	115	261,590
Deferred taxes	—	—	—	163,975	15,586	179,561

Total current assets	870,326	572,237	216,350	3,460,354	(2,658,329)	2,460,938
Property, plant and equipment, net	157	86,386	—	1,174,252	(45,037)	1,215,758
Intangible assets	970	12,220	—	572,499	—	585,689
Goodwill	—	3,227	—	3,453,650	—	3,456,877
Deferred taxes	—	4,562	—	27,994	3,093	35,649
Other assets	4,552,128	811,728	3,812,542	(829,742)	(8,118,467)	228,189

Total assets	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

Current liabilities:
Accounts payable	$19	$13,401	$—	$187,897	$—	$201,317
Accounts payable to related parties	1,059,718	160,884	882,439	1,397,213	(3,392,316)	107,938
Accrued expenses and other current liabilities	22,205	92,545	775	731,208	(7,965)	838,768
Short-term borrowings	33	—	—	151,080	—	151,113
Short-term borrowings from related parties	18,757	1,752	—	—	(1,752)	18,757
Current portion of long-term debt and capital lease obligations	968	826	100,000	24,475	—	126,269
Income tax payable	15,106	—	—	81,593	23,439	120,138
Deferred taxes	2,489	3,735	—	34,266	(26,550)	13,940

Total current liabilities	1,119,295	273,143	983,214	2,607,732	(3,405,144)	1,578,240
Long term debt and capital lease obligations, less current portion	294,131	590	561,229	651,297	(800,147)	707,100
Long term borrowings from related parties	3,720	180,951	—	—	(184,671)	—
Other liabilities	419	5,013	—	89,112	17,874	112,418
Pension liabilities	2,578	75,880	—	42,680	(12,436)	108,702
Deferred taxes	29,732		—	235,538	35,395	300,665
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,187,864	—	1,187,864
Minority interest	—	—	7,412	—	6,993	14,405

Total liabilities	1,449,875	535,577	1,551,855	4,814,223	(4,342,136)	4,009,394
Shareholders’ equity:	3,973,706	954,783	2,477,037	3,044,784	(6,476,604)	3,973,706

Total liabilities and shareholders’ equity	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2006

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$536,746	$(3,297)	$326,118	$612,190	$(935,011)	$536,745
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(451,099)	—	(448,408)	—	899,507	—
Settlement of shareholder proceedings	—	—	—	—	(888)	(888)
Depreciation and amortization	1,934	30,715	—	290,425	(14,376)	308,698
Change in minority interest	—	—	—	—	24,333	24,333
Change in deferred taxes, net	(14,072)	(14)	—	32,927	(7,937)	10,904
Loss (Gain) on investments	24,660	—	—	—	(24,660)	—
Write-up of loans from related parties	(1,695)	—	—	—	1,695	—
Loss on sale of fixed assets	—	—	—	5,742	—	5,742
Compensation expense related to stock options	16,610	—	—	—	—	16,610
Cash inflow from hedging	10,908	—	—	—	—	10,908
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(9,094)	—	(22,182)	—	(31,276)
Inventories	—	(4,210)	—	(44,067)	5,724	(42,553)
Prepaid expenses and other current and non-current assets	10,123	(4,566)	28,936	(15,204)	(40,918)	(21,629)
Accounts receivable from / payable to related parties	3,993	106,552	40,739	(192,257)	36,098	(4,875)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,113)	8,726	7,675	158,132	16,457	182,877
Income tax payable	22,585	—	(81,527)	24,568	10,124	(24,250)
Tax payments related to divestitures and acquisitions	—	—	—	(63,517)	—	(63,517)

Net cash provided by (used in) operating activities	152,580	124,812	(126,467)	786,757	(29,852)	907,830

Investing Activities:
Purchases of property, plant and equipment	(137)	(31,267)	—	(454,524)	18,735	(467,193)
Proceeds from sale of property, plant and equipment	846	395	—	16,417	—	17,658
Disbursement of loans to related parties	(361,156)	134	(2,879,204)	—	3,240,226	—
Acquisitions and investments, net of cash acquired	(22,671)	(793)	—	(4,314,968)	31,150	(4,307,282)
Proceeds from disposal of businesses	—	—	—	515,705	—	515,705

Net cash (used in) provided by investing activities	(383,118)	(31,531)	(2,879,204)	(4,237,370)	3,290,111	(4,241,112)

Financing activities:
Short-term borrowings, net	(17,239)	(92,397)	—	94,899	—	(14,737)
Long-term debt and capital lease obligations, net	27,769	(879)	1,756,191	4,490,710	(3,240,226)	3,033,565
Increase of accounts receivable securitization program	—	—	—	172,000	—	172,000
Proceeds from exercise of stock options	46,528	—	—	7,424	—	53,952
Proceeds from conversion of preference shares into ordinary shares	306,759	—	—	—	—	306,759
Dividends paid	(153,720)	—	—	(4,184)	4,184	(153,720)
Capital increase (decrease)	—	—	1,250,000	(1,226,202)	(23,798)	—
Change in minority interest	—	—	(520)	(14,610)	—	(15,130)

Net cash provided by (used in) financing activities	210,097	(93,276)	3,005,671	3,520,037	(3,259,840)	3,382,689

Effect of exchange rate changes on cash and cash equivalents	20,459	3	—	4,483	(419)	24,526

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	18	8	—	73,907	—	73,933
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077

Cash and cash equivalents at end of period	$19	$34	$—	$158,957	$—	$159,010

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2005

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$454,952	$3,181	$263,460	$462,599	$(729,240)	$454,952
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(228,488)	—	(294,649)	—	523,137	—
Settlement of shareholder proceedings				—	7,335	7,335
Depreciation and amortization	1,893	31,967	—	232,749	(15,157)	251,452
Change in deferred taxes, net	7,836	(528)	—	(5,138)	(5,845)	(3,675)
(Gain) loss on investments	(48,373)	—	—	—	48,373	—
Write-up of loans from related parties	(17,276)	—	—	—	17,276	—
Loss on sale of fixed assets	—	284	—	3,681	—	3,965
Compensation expense related to stock options	1,363	—	—	—	—	1,363
Cash inflow from hedging	—	(1,339)	—	1,339	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(14,645)	—	(48,929)		(63,574)
Inventories	—	(4,507)	—	(7,069)	1,765	(9,811)
Prepaid expenses and other current and non-current assets	4,738	4,490	3,320	(119,397)	65,813	(41,036)
Accounts receivable from / payable to related parties	(72,755)	(26,544)	37,235	16,225	55,435	9,596
Accounts payable, accrued expenses and other current and non-current liabilities	8,749	33,639	234	104,596	1,517	148,735
Income tax payable	(100,380)	—	(20,792)	31,883	291	(88,998)

Net cash provided by (used in) operating activities	12,259	25,998	(11,192)	672,539	(29,300)	670,304

Investing Activities:
Purchases of property, plant and equipment	(90)	(27,649)	—	(311,157)	24,127	(314,769)
Proceeds from sale of property, plant and equipment	—	1,417	—	16,010	—	17,427
Disbursement of loans to related parties	(64,349)	125	25,512	—	38,712	—
Acquisitions and investments, net of cash acquired	(49,087)	—	—	(99,938)	23,872	(125,153)

Net cash (used in) provided by investing activities	(113,526)	(26,107)	25,512	(395,085)	86,711	(422,495)

Financing Activities:
Short-term borrowings, net	17,298	1,151	—	(35,538)	—	(17,089)
Long-term debt and capital lease obligations, net	137,766	—	(13,800)	9,870	(38,712)	95,124
Increase of accounts receivable securitization program	—	(1,045)	—	(240,720)	—	(241,765)
Proceeds from exercise of stock options	80,366	—	—	(422)	—	79,944
Dividends paid	(137,487)	—	—	(5,320)	5,320	(137,487)
Capital increase (decrease) of Non-Guarantor-Subsidiaries	—	—	—	23,872	(23,872)	—
Change in minority interest	—	—	(520)	—	2,026	1,506

Net cash provided by (used in) financing activities	97,943	106	(14,320)	(248,258)	(55,238)	(219,767)

Effect of exchange rate changes on cash and cash equivalents	1,173	(3)	—	(3,420)	319	(1,931)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,151)	(6)	—	25,776	2,492	26,111
Cash and cash equivalents at beginning of period	2,152	32	—	56,782	—	58,966

Cash and cash equivalents at end of period	$1	$26	$—	$82,558	$2,492	$85,077

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2004

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$401,998	$(2,340)	$249,254	$315,583	$(562,497)	$401,998
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(400,655)	—	(286,567)	—	687,222	—
Depreciation and amortization	1,917	28,034	—	214,661	(12,027)	232,585
Change in deferred taxes, net	636	(4,241)	—	34,379	3,507	34,281
Loss (gain) on investments	72,100	—	—	9,287	(81,387)	—
(Gain) loss on sale of fixed assets	—	(301)	—	1,036	—	735
Compensation expense related to stock options	1,751	—	—	—	—	1,751
Cash inflow from hedging	2,928	116	—	11,470	—	14,514
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(2,142)	—	(5,744)	—	(7,886)
Inventories	—	9,870	—	16,214	1,161	27,245
Prepaid expenses and other current and non-current assets	(3,039)	5,870	658	119,533	(52,989)	70,033
Accounts receivable from / payable to related parties	(4,471)	4,882	37,235	(39,766)	(20,566)	(22,686)
Accounts payable, accrued expenses and other current and non-current liabilities	1,680	(3,935)	(1,788)	38,838	1,362	36,157
Income tax payable	24,353	—	(24,876)	39,639	—	39,116

Net cash provided by (used in) operating activities	99,198	35,813	(26,084)	755,130	(36,214)	827,843

Investing Activities:
Purchases of property, plant and equipment	(251)	(36,332)	—	(259,097)	16,948	(278,732)
Proceeds from sale of property, plant and equipment	—	1,617	—	16,741	—	18,358
Disbursement of loans to related parties	29,666	108	454,404	—	(484,178)	—
Acquisitions and investments, net of cash acquired	(4,146)	—	—	(103,863)	3,516	(104,493)

Net cash provided by (used in) investing activities	25,269	(34,607)	454,404	(346,219)	(463,714)	(364,867)

Financing activities:
Short-term borrowings, net	(25)	—	—	(40,802)	—	(40,827)
Long-term debt and capital lease obligations, net	(2,073)	(1,471)	(427,800)	(523,596)	484,178	(470,762)
Increase of accounts receivable securitization program	—	—	—	177,767	—	177,767
Proceeds from exercise of stock options	3,622	—	—	—	—	3,622
Dividends paid	(122,106)	—	—	(16,870)	16,870	(122,106)
Capital Increase (decrease) of Non-Guarantor-Subsidiaries	—	—	—	3,480	(3,480)	—
Change in minority interest	—	—	(520)	(276)	1,185	389

Net cash (used in) provided by financing activities	(120,582)	(1,471)	(428,320)	(400,297)	498,753	(451,917)

Effect of exchange rate changes on cash and cash equivalents	(1,736)	—	—	41	1,175	(520)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	2,149	(265)	—	8,655	—	10,539
Cash and cash equivalents at beginning of period	3	300	—	48,124	—	48,427

Cash and cash equivalents at end of period	$2,152	$35	$—	$56,779	$—	$58,966

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Financial Statement Schedule
(in thousands, except share data)

		(Addition)	(Reduction)
	Balance at	Charge to	Deductions/	Balance at
	Beginning	Costs and	Write-offs/	End of
	of Period	Expenses	Recoveries	Period

Allowance for doubtful accounts:
Year ended December 31, 2006	$176,568	$177,285	$146,560	$207,293
Year ended December 31, 2005	$179,917	$140,799	$144,148	$176,568
Year ended December 31, 2004	$166,385	$131,257	$117,725	$179,917

S-1