Form 20-F/A
period 2006-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2007-02-26
CIK 1333141

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
Yes ☐    No ☑

     The Current Report on form 20-F/A amends the Current Report on form 20-F filed on Friday, February 23, 2007, to correct the dates on the signature page and in the exhibits 12.1, 12.2, and 13.1.

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

SIGNATURES
      The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
      DATE: February 26, 2007

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