Form 20-F
period 2007-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2008-02-21
CIK 1333141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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

Josef Dinger, +49 6172 609 2522, Josef.dinger@FMC-AG.com,
Else-Kröner Strasse 1, 61352 Bad Homburg, Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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
6 7/8 % Senior Notes due 2017
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Preference Shares, no par value: 3,778,087
Ordinary Shares, no par value: 292,786,583
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
Item 17 ☐          Item 18 ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐

☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

i

INTRODUCTION

Certain Defined Terms

In this report, (1) the “Company” refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) “we” and “our” refers either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) “FMC-AG” refers to the Company as a German stock corporation before the transformation of legal form and “FMC-AG & Co. KGaA” refers to the Company as a German partnership limited by shares after the transformation; (4) “FMCH” and “D-GmbH” refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, our principal German subsidiary, (5) “Fresenius SE” refers to Fresenius SE, a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation which, prior to the transformation of our legal form, held approximately 51.8% of our voting shares, and refers to that company both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007 and, (6) “Management AG refers to Fresenius Medical Care Management AG, the Company’s general partner and a wholly owned subsidiary of Fresenius SE.

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

These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services;

•	a possible decline in erythropoietin, or EPO, utilization or EPO reimbursement;

•	dependence on government reimbursements for dialysis services;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and health care reforms;

•	product liability risks and patent litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	changes in pharmaceutical utilization patterns; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

Important factors that could contribute to such differences are noted in this report under “Risk Factors”, “Business Overview” in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and in “Notes to Consolidated Financial Statements — Note 18 — Legal Proceedings.”

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.  Other Statistics and Expected Timetable

Not applicable

Item 3.  Key Information

Selected Financial Data

The following table summarizes the consolidated financial information for our business for each of the years 2007 through 2003. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, audited these financial statements. Statements of operations data for 2007 include the results of Renal Care Group, Inc. (“RCG”) and related financing costs for the entire year and statement of operations data for 2006 include the results of RCG and such financing costs from April 1, 2006, the effective date of the RCG acquisition; balance sheet data at December 31, 2007 and 2006 include the assets and liabilities of RCG and the debt incurred to finance the acquisition of RCG. All share and per share data reflect the three-for-one share split of our ordinary shares and our preference shares completed June 15, 2007. (See Item 4.A, “Information on the Company — History and Development of the Company — History”). You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under “Item 5. Operating and Financial Review and Prospects.”

	2007		2006	2005	2004	2003
	(In millions except share and per share amounts)

Statement of Operations Data:
Net revenues	$9,720		$8,499	$6,772	$6,228	$5,528
Cost of revenues	6,364		5,621	4,564	4,266	3,793

Gross profit	3,356		2,878	2,208	1,962	1,735
Selling, general and administrative	1,709		1,549	1,218	1,059	928
Gain on sale of dialysis clinics	—		(40)	—	—	—
Research and development	67		51	51	51	50

Operating income	1,580		1,318	939	852	757
Interest expense, net	371		351	173	183	211

Income before income taxes	1,209		967	766	669	546
Net income	$717		$537	$455	$402	$331

Weighted average of:
Preference shares outstanding	3,739,470		3,575,376	80,369,448	78,729,177	78,573,033
Ordinary shares outstanding	291,929,141		290,621,904	210,000,000	210,000,000	210,000,000
Basic earnings per Ordinary share and Ordinary ADS(1)	$2.43		$1.82	$1.56	$1.39	$1.14
Fully diluted earnings per Ordinary share and Ordinary ADS(1)	2.42		1.81	1.55	1.38	1.14
Basic earnings per Preference share and Preference ADS(1)	2.45		1.85	1.58	1.41	1.16
Fully diluted earnings per Preference share and Preference ADS(1)	2.44		1.84	1.57	1.40	1.16
Dividends declared per Ordinary share (€)(a)	0.54	(b)	0.47	0.41	0.37	0.34
Dividends declared per Preference share (€)(a)	0.56	(b)	0.49	0.43	0.39	0.36
Dividends declared per Ordinary share ($)(a)	—		0.64	0.52	0.47	0.42
Dividends declared per Preference share ($)(a)	—		0.67	0.55	0.49	0.44

	2007	2006	2005	2004	2003
	(In millions except share and per share amounts)

Balance Sheet Data
Working capital	$833	$1,036	$883	$508	$794
Total assets	14,170	13,045	7,983	7,962	7,503
Total long-term debt (excluding current portion)	4,668	5,083	1,895	1,824	2,354
Shareholders’ equity	5,575	4,870	3,974	3,635	3,244
Capital Stock — Preference shares — Nominal Value	4	4	91	85	85
Capital Stock — Ordinary shares — Nominal Value	361	360	271	271	271

(1)	As a result of the Company’s three-for-one share split of both the Ordinary shares and the Preference shares effective June 15, 2007 and the contemporaneous change of the ratio of American Depositary Shares (“ADSs”) to shares, one Ordinary ADS represents one Ordinary share and one Preference ADS represents one Preference share. Accordingly, dividends per Ordinary ADS and per Preference ADS are not shown separately.

(a)	Amounts shown for each year from 2007 to 2003 represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our Annual General Meeting.

(b)	Our general partner’s Management Board has proposed dividends for 2007 of €0.54 per Ordinary share and €0.56 per Preference share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 20, 2008.

RISK FACTORS

Before you invest in our securities, you should be aware that the occurrence of any of the events described in the following risk factors, elsewhere in or incorporated by reference into this report and other events that we have not predicted or assessed could have a material adverse effect on our results of operations, financial condition and business. If the events described below or other unpredicted events occur, then the trading price of our securities could decline and you may lose all or part of your investment.

Risks Relating to Litigation and Regulatory Matters.

If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government health care reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.

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

The Company’s pharmaceutical products are subject to detailed, rigorous and continually changing regulation by the U.S. Food and Drug Administration (“FDA”), and numerous other national, supranational, federal and state authorities. These include, among other things, regulations regarding manufacturing practices, product labeling, quality control, quality assurance, advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. In addition, the Company’s facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of supplies. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of the Company’s products and criminal prosecution. These actions could result in, among other things, substantial modifications to the Company’s business practices and operations; refunds, recalls or seizures of the Company’s products; a total or partial shutdown of production in its suppliers’ facilities while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company’s business and have a material adverse effect on the Company’s revenues, profitability and financial condition.

We rely upon our management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations. If employees were to deliberately or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Such actions could also lead to claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.

In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition) received subpoenas from the U.S. Department of Justice, Eastern District of New York, in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice for the Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 16, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company complied with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation. An adverse determination in this investigation or litigation or any settlement arising out of this investigation or litigation could result in significant financial penalties, and any adverse determination in any litigation arising out of the investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit

For the twelve months ended December 31, 2007, approximately 36% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. In December 2003, the

Medicare Prescription Drug Modernization and Improvement Act was enacted. For information regarding the effects of this legislation on reimbursement rates, see Item 4.B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement.”

A reduction in reimbursement for or a change in the utilization of EPO could materially reduce our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for EPO could reduce our revenues

Reimbursement and revenue from the administration of erythropoietin, or EPO, accounted for approximately 21% of total dialysis care revenue in our North America segment for the year ended December 31, 2007. Synthetic EPO is produced in the U.S. by a single source manufacturer, Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa). Our contract with Amgen USA, Inc., a subsidiary of Amgen, Inc. covers the period from October 1, 2006 to December 31, 2011. Pricing is based on Amgen’s list price and is subject to change within certain parameters. An increase in Amgen’s price for EPO without a corresponding and timely increase in reimbursement for EPO by the Centers for Medicare and Medicaid Services (“CMS”), a reduction of the current overfill amount in EPO vials which we currently use (liquid medications, such as EPO, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), or an interruption of supply could reduce our revenues from, or increase our costs in connection with, the administration of EPO, which could materially adversely affect our business, financial condition and results of operations.

On April 1, 2006, CMS implemented a new national policy for claims for Epogen® and Aranesp® administered to end-stage renal disease (“ESRD”) patients in renal dialysis facilities. In July, 2007, CMS announced a further revision to the national monitoring policy, to be effective January 1, 2008. The revision reduces the monthly aggregate maximum dose from 500,000 IU of Epogen and 1500 mcg for Aranesp to 400,000 IU for Epogen and 1200 mcg for Aranesp. The revision continues the original monthly 25% dose reduction requirement in payment in instances where a patient’s hemoglobin level persists above 13.0 g/dL for less than three monthly billing cycles and, in addition, it further reduces payment by 50% of the reported dose if the hemoglobin level persists above 13.0 g/dL for three months or more. (see “Item 4.B, Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement.”) A decrease in EPO reimbursement or a change in EPO utilization, caused, for example, by CMS’ new anemia monitoring policy, could have a material adverse effect on our business, financial condition, and results of operations.

In addition in November 2006, the FDA issued an alert regarding a newly published clinical study showing that patients treated with an erythropoiesis-stimulating agent (“ESA”) such as EPO and dosed to a target hemoglobin concentration of 13.5 g/dL are at a significantly increased risk for serious and life threatening cardiovascular complications, as compared to use of the ESA to a target hemoglobin concentration of 11.3 g/dL. The alert recommended, among other things, that physicians and other healthcare professionals should consider adhering to dosing to maintain the recommended target hemoglobin range of 10 to 12 g/dL. Subsequently, in March 2007, at the request of the FDA, the manufacturer of EPO and Aranesp® added a blackbox safety warning (the highest level of safety warning imposed by the FDA) to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/DOQI”). In November 2007, the FDA announced revisions to product labeling, including a change to the dosing recommendations for anemic patients with chronic renal failure to explicitly advise clinicians to maintain hemoglobin levels within the range of 10 to 12g/dL. In addition, warnings were strengthened regarding possible adverse events when ESAs are administered to achieve higher hemoglobin levels. We recommend that treating physicians review and understand the package label insert and the K/DOQI guidelines as they make their anemia management decisions. If physicians change their prescribing patterns for ESRD patients in response to the revisions to the EPO package label insert or the amendments to the K/DOQI guidelines and any such changes result in a material decrease in the aggregate volume of EPO administered in our facilities, it would have a material adverse impact on our revenues, earnings and cash flows. In the second half of 2007, revenue from the administration of EPO was impacted by decreased utilization and reduced government reimbursement rates.

If our joint ventures violate the law, our business could be adversely affected.

A number of the dialysis centers we operate are owned by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. The physician owners may also provide medical director services to those centers or other centers we own and operate. Substantially all of these joint ventures were acquired in the RCG Merger. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the Federal Anti-Kickback Statute, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute or the Stark Law, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to monetary penalties and exclusion from Medicare, Medicaid and other federal and state health care programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

Proposals for health care reform could decrease our revenues and operating profit

The U.S. federal and certain U.S. state governments have been considering proposals to modify their current health care systems to improve access to health care and control costs. See Item 4.B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of the Medicare Prescription Drug Modernization and Improvement Act of 2003. Other countries, especially those in Western Europe, are also considering health care reform proposals that could materially alter their government-sponsored health care programs by reducing reimbursement payments. Any reduction could affect the pricing of our products and the profitability of our services, especially as we intend to expand our international business. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Business

A significant portion of our North American profits are dependent on the services we provide to a minority of our patients who are covered by private insurance.

In recent reviews of dialysis reimbursement, the Medicare Payment Advisory Commission, also known as MedPAC, has noted that Medicare payments for dialysis services are less than the average costs that providers incur to provide the services. Since Medicaid rates are comparable to those of Medicare and because Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), the amount we receive from Medicare and Medicaid is less than our average cost per treatment. As a result, the payments we receive from private payors both subsidize the losses we incur on services for Medicare and Medicaid patients and generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 80% of the patients to whom we provide care but that only 57% of our North America net revenues in 2007 were derived from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 20% of our patients reduce their payments for our services, or if we experience a shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would decrease, and our cash flow and profits would be disproportionately impacted.

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

Our growth depends, in part, on our ability to continue to make acquisitions

The health care industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed in the United States of America by the federal government or under our credit agreements. If we make future acquisitions, we may need to borrow additional debt, assume significant liabilities or create additional expenses relating to intangible assets, any of which might reduce our reported earnings or our earnings per share and cause our stock price to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. We may also issue ordinary shares for non-cash consideration without first offering the shares to our existing shareholders, which could dilute the holdings of these shareholders. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company’s infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities not disclosed by the seller or not uncovered during due diligence. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

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

Our pharmaceutical product business could lose sales to generic drug manufacturers

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

If physicians prescribe Aranesp® or Cera® or similar anemia fighting medications for hemodialysis patients, we could be less profitable.

In addition to EPO, Amgen has developed and obtained FDA approval for another drug to treat anemia that is marketed as Aranesp® (darbepoetin alfa). Similarly, Roche Laboratories has developed CERA®, which is under FDA review for use in the U.S. Aranesp® and CERA® are longer acting forms of bio-engineered proteins that, like

EPO, can be used to treat anemia. EPO is usually administered in conjunction with each dialysis treatment. Aranesp® and CERA® can remain effective for two to four weeks. If physicians shift prescriptions from EPO to Aranesp® or CERA® for the treatment of dialysis patients, then our earnings could be materially and adversely affected by any of the following factors:

•	the dosing volumes of CERA® or Aranesp® required to treat anemia in dialysis patients may be less than the corresponding volume of EPO®, without an offsetting adjustment in relative reimbursement rates;

•	our margins realized from the administration of Aranesp® or CERA® could be lower than the margins realized on the administration of EPO®; or

•	a shift in the method or site for administration of Aranesp® or CERA® to patients that excludes our Company from such administration and the related reimbursement for such products.

We are exposed to product liability and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future

Health care companies are subject to claims alleging negligence, products liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls and patent infringement claims. We cannot assure you that significant claims will not be asserted against us, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See “Notes to Consolidated Financial Statements — Note 18 — Legal Proceedings.”

While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our sales and profitability.

If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing our dialysis products, our revenues would decrease

Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the transfer of our existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other health care institutions. If a significant number of physicians, hospitals or other health care institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.

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

We face specific risks from international operations

We operate dialysis clinics in more than 25 countries and sell a range of equipment, products and services to customers in over 100 countries. Our international operations are subject to a number of risks, including the following:

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

Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.

Diverging views of financial authorities could require us to make additional tax payments

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

Risks Relating to our Securities

The public market for our preference shares and our preference share ADSs is limited and highly illiquid. The delisting of our preference share ADSs by the New York Stock Exchange would further reduce the U.S. market for our preference shares

Our preference shares are listed on the Frankfurt Stock Exchange and ADSs representing the preference shares are listed on the New York Stock Exchange (“NYSE”). However, at December 31, 2007, there were only 3,778,087 preference shares outstanding, including 96,233 preference shares in the form of American Depositary Shares. As a result, the public market for our preference shares is limited and highly illiquid. . Under NYSE rules, if the number of publicly-held FMC-AG & Co. KGaA preference share ADSs falls below 100,000, the preference share ADSs could be delisted from the NYSE. Without a New York Stock Exchange or a Nasdaq Stock Market listing, the U.S. market for our preference share ADSs would be further reduced or eliminated.

Our substantial indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy

We have a substantial amount of debt. At December 31, 2007, we have consolidated debt of $5.642 billion, including $1.334 billion of our trust preferred securities, and consolidated total shareholders’ equity of $5.575 billion, resulting in a ratio of total debt to equity of 1.01. Our substantial level of debt presents the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance acquisitions and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions.

Our 2006 Senior Credit Agreement, Senior Notes, European Investment Bank Agreements, Euro Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of EBITDAR — consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) plus rent — to consolidated fixed charges) and subject to a maximum consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

Our 2006 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Fresenius SE owns 100% of the shares in the general partner of our Company and is able to control our management and strategy

Fresenius SE, formerly Fresenius AG, owns approximately 36.4% of our voting ordinary shares and 100% of the outstanding shares of the general partner of the Company. As the sole shareholder of Fresenius Medical Care Management AG, the general partner of the Company, Fresenius SE has the sole right to elect the supervisory board of the general partner which, in turn, elects the management board of the general partner. The management board of the general partner is responsible for the management of the Company. Through its ownership of the general partner, Fresenius SE is able to exercise control over the management and strategy of FMC-AG & Co. KGaA even though it owns less than a majority of our outstanding voting shares. Such control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE’s consent, either or both of which could adversely affect the prices of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws

Under the pooling agreement that we have entered into for the benefit of minority holders of our ordinary shares and holders of our preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC, to prepare annual and quarterly financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”), and to file information with the SEC with respect to annual and general meetings of our shareholders. These pooling agreements also require that the supervisory board of Fresenius Medical Care Management AG, our general partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Fresenius Medical Care Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors to certain transactions between us and Fresenius SE and its affiliates.

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

On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius SE and W.R. Grace which we refer to as the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius SE contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 105,630,000 FMC- AG Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 94,080,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, Inc., in exchange for 10,290,000 Ordinary shares.

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

Prior to the effectiveness of the transformation, and as approved by the EGM and by a separate vote of the Company’s preference shareholders during a separate meeting of the preference shareholders held immediately following the EGM, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (ADSs)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of €3.25 per ordinary share. Holders of a total of 79,888,266 preference shares accepted the offer, resulting in an increase of 79,888,266 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 2,099,847 ordinary shares of FMC-AG & Co. KGaA) outstanding. Immediately after the conversion and transformation of legal form, there were 289,888,266 ordinary shares outstanding. Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert. The 3,398,271 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation. As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Persons who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA. The Company determined that the conversion of the Company’s preference shares had no impact on earnings for either the holders of ordinary or preference shares. Therefore, no reductions or benefits were recorded in the Company’s financial statements for the conversion other than the receipt of the conversion premium and the expenses incurred by the Company.

On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4.2 billion for all of the outstanding common stock, the retirement of RCG stock options and including the concurrent repayment of approximately $657.8 million of indebtedness of RCG. During 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals. For information regarding our recent acquisitions, see “Business Overview — Our Business — Dialysis Care — Acquisitions.”

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

Effective June 15, 2007, we completed a three-for-one share split of our ordinary shares and our preference shares, as approved by our shareholders at the Annual General Meeting held on May 15, 2007. As a result of the share split, the ratio of our American Depositary Shares (“ADSs”) to our ordinary shares and preference shares was changed from one ADS representing one-third of a share to one ADS representing one full share. In connection with the share split, we made balance sheet transfers within the equity section of approximately $57 million and $.7 million from additional paid in capital to ordinary shares no par value and preference shares no par value, respectively, and the nominal value of our ordinary shares and our preference shares was reduced from €2.56 per share to €1.00 per share. All share and per share amounts in the consolidated financial statements, the related notes and elsewhere in this report have been restated to reflect the share splits.

Capital Expenditures

We invested, by business segment and geographical areas, the amounts shown in the table below during the twelve month periods ended December 31, 2007, 2006, and 2005. In 2006, our investments included $4,158 million for the RCG Acquisition and $76 million for the acquisition of Phoslo® (See “Business Overview-Dialysis Care-Acquisitions,” below), We expect to spend approximately $150 to $250 million for acquisitions and $650 to $750 million for capital expenditures during 2008:

	Actual
	2007	2006	2005
	(in millions)

Acquisitions
North America	$62	$4,295	$77
International	86	21	57
Corporate	204	—	—

Total Acquisitions	$352	$4,316	$134

Capital expenditures for property, plant and equipment
North America	$335	$306	$176
International	245	161	139

Total Capital Expenditures	$580	$467	$315

Major areas of capital spending were for the maintenance of existing clinics and equipment for new clinics. In addition, expenditures were made for maintenance and expansion of production facilities in North America, Germany, and Japan and for the capitalization of machines provided to customers primarily in the International segment. We finance our capital expenditures through cash flow from operations or under existing or new credit facilities.

For information regarding recent acquisitions, see Item 4 B. “Business Overview — Dialysis Care — Acquisitions.”

B.	Business Overview

Our Business

We are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Based on publicly reported sales and number of patients treated, we are the largest dialysis company in the world. (Source: Nephrology News & Issues, July 2007; company data of significant competitors.) Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At December 31, 2007, we provided dialysis treatment to 173,863 patients in 2,238 clinics worldwide located in more than 25 countries. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services and other services under contract to hospitals. In 2007, we provided 26.4 million dialysis treatments, an increase of approximately 11% compared to 2006. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in over 100 countries. For the year ended December 31, 2007, we had net revenues of $9.72 billion, a 14% increase (12% in constant currency) over 2006 revenues. We derived 69% of our revenues in 2007 from our North America operations and 31% from our international operations.

We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

The following table summarizes net revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005
	(in millions)

North America
Dialysis Care	$6,002	$5,464	$4,054
Dialysis Products	661	561	523

	6,663	6,025	4,577
International
Dialysis Care	1,211	913	813
Dialysis Products	1,846	1,561	1,382

	3,057	2,474	2,195

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

There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. Therefore, most patients suffering from ESRD rely on dialysis. According to information based on the Centers for Medicare and Medicaid Services (“CMS”) National Survey Summary (CMS-2744 DATA) published via CMS End Stage Renal Disease Network 13 (http://www.network13.org/

data_report.asp#survey), a total of 17,801 patients of the ESRD patient population received kidney transplants in the U.S. during 2006. In Germany, based on the most recent information published by “QuaSi-Niere gGmbH, Bericht 2005/2006” only 4% of all patients treated with dialysis received a kidney transplant in 2005. In both countries less than 30% of all ESRD patients live with a functioning kidney transplant and more than 70% require dialysis.

There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” We estimate the global ESRD patient population to have reached approximately 2.15 million at the end of 2007. Of these patients, we estimate that around 1.65 million were undergoing dialysis treatment, and approximately 500,000 people were living with kidney transplants. Of the estimated 1.65 million dialysis patients treated in 2007 approximately 1.47 million received HD and about 180,000 received PD. Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs. The number of dialysis patients grew by approximately 6% in 2007.

According to information based on the CMS National Survey Summary (CMS-2744 DATA) published via CMS End Stage Renal Disease Network 13, the number of patients in the U.S. who received dialysis for chronic ESRD was 345,260 at the end of 2006 indicating an annual patient growth rate of less than 4%. According to our own market surveys, the present annual patient growth rate in the U.S. has slowed to around 3% per year, while in many developing countries we see annual growth rates in the range of 10%. We believe that worldwide growth will continue at 6% per year. According to our own market surveys, Japan is the second largest dialysis market in the world. According to the most recent data published by the Japanese Society for Dialysis Therapy, approximately 257,765 dialysis patients were being treated in Japan at the end of 2005. According to our own market surveys, we estimate that at the end of 2006 there were approximately 402,000 patients in North America (including Mexico), approximately 359,000 dialysis patients in Europe, approximately 109,000 patients in the Middle East and Africa, approximately 161,000 patients in Latin America (excluding Mexico), and nearly 517,000 patients in Asia (including Japan).

Patient growth rates vary significantly from region to region. A below average increase in the number of patients is experienced in the U.S., Western and Central Europe where patients with terminal kidney failure have readily available access to treatment, usually dialysis. In contrast, growth rates in the economically weaker regions continue to be around 10% and were thus far higher than average levels. We estimate that around 22% of world-wide patients are treated in the U.S., approximately 18% in Japan and about 18% in the 27 countries of the European Union. The remaining 42% of all dialysis patients are distributed throughout more than 100 countries in different geographical regions.

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

According to the most recent data available from the CMS, there were more than 4,500 Medicare-certified ESRD treatment clinics in the U.S. in 2004. Ownership of these clinics is characterized by a relatively small number of chain providers owning 70-75% of the clinics, of which we are the largest, and a large number of providers each owning 10 or fewer clinics. According to information based on the CMS National Survey Summary (CMS-2744 DATA) published via CMS End Stage Renal Disease Network 13, there were 4,939 dialysis clinics in the U.S. at the end of 2006. We estimate that there were approximately 4,750 dialysis clinics in the European Union at the end of 2006, of which about 44% are government-owned, approximately 38% are privately owned, and nearly 18% are operated by health care organizations. In Latin America, privately owned clinics predominate, comprising over 75% of all clinics providing dialysis care.

According to the most recent “Endstage Renal Disease Program Highlights” report available from CMS, as of December 31, 2004, and according to the CMS National Survey Summary (CMS-2744 DATA) published via CMS End Stage Renal Disease Network 13, as of December 2006, hemodialysis patients represented about 92% of all dialysis patients in the U.S. Japanese Society for Dialysis Therapy data indicate hemodialysis patients comprise approximately 96% of all dialysis patients in Japan, and, according to our most recent studies, hemodialysis patients comprise 91% in the European Union and 84% in the rest of the world. Hence, hemodialysis is the dominant therapy method worldwide.

Peritoneal Dialysis.  Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD, a machine pumps or “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient.

Our Strategy

Growth Objectives

GOAL 10 is our long-term strategy for sustained growth through 2010. The strategy was implemented in the spring of 2005. Our GOAL 10 objectives, and our annual progress toward achieving those objectives, are as follows:

GOAL 10 Objectives:

	Annual Progress								GOAL
	2004		2005		2006		2007		2010

Revenue ($ in million)		$6,772		$6,772		$8,499		$9,720	$ ~11,500
Annual revenue growth at constant currency		10%		8%		25%		12%	~6–9%
Share of dialysis market*		12.00%		12.90%		15.5%		16.8%	~18%
Market volume* ($ in billion)	$	~50	$	~52,5	$	~55	$	~58	$ ~67
Annual net income growth percentage**		21%		17%		24%		25%	Low to mid teens

*	Company estimates

**	2005 excluding one-time effects, 2006 excluding one-time effects and FAS 123(R) and 2007 excluding one-time effects

We increased our long-term revenue goals in 2006. Our aim now is to generate revenue of $11.5 billion by 2010 – $1.5 billion more than originally planned. We expect to have an 18% share of the worldwide dialysis market in 2010; we had previously estimated it would be approximately 15%.

Growth Paths

GOAL 10 defines four paths that the Company intends to take in order to perform successfully in a broader spectrum of the global dialysis market and to achieve our growth and profitability objectives:

Path 1: Organic Growth

In the coming years, we intend to achieve an annual organic sales growth in dialysis care of 5% to 6%. To meet this goal, we are further expanding our offer of integrated, innovative treatment concepts such as UltraCare® and Cardioprotective Hemodialysis, which uses our BCM monitor to measure patient water levels, a major factor in the cardiovascular health of dialysis patients (see “Item 5.C., Research and Development”) and combining these treatments, for example, with our dialysis drugs. With these measures, we want our portfolio of services to stand out from those of our competitors. In addition, we plan to increase our growth in revenue by opening new dialysis clinics (including 70-80 new clinics annually in the U.S. alone over the next three years) and to further increase the number of patients whose treatments are covered by private health insurance.

We also intend to continue to innovate with dialysis products. New high-quality products such as the 5008 therapy system and cost-effective manufacturing are intended to contribute significantly to the further growth of our dialysis products sector.

Path 2: Acquisitions

We intend to make attractive, targeted acquisitions broadening our network of dialysis clinics. In North America we want to expand our clinic network in particularly attractive regions. The acquisition of Renal Care Group is an excellent example of this type of expansion although future acquisitions in North America will have a smaller financial scope.

Outside North America, we intend to participate in the privatization process of healthcare systems and seek to achieve above-average growth in Eastern Europe and Asia; acquisitions will support these activities. In our clinic network outside North America, we continue to focus on improving our strategic position in selected markets. We expect the number of our dialysis clinics in Europe, the Middle East and Africa to increase from 362 today to more than 500 by 2010. We plan to provide dialysis treatment for more than 40,000 patients in this region by 2010, compared to approximately 27,000 patients in 2007.

Path 3: Horizontal Expansion

We plan on opening up new growth opportunities in the dialysis market by expanding our product portfolio beyond patient care and dialysis products. To this end, in 2006 we increased our activities in some areas of dialysis medication and will continue to do so in the future. Initially, we will focus on drugs regulating patients’ mineral and blood levels, including phosphate binders, iron and Vitamin D supplements and calcimimetics. See the discussion of “Renal Pharmaceuticals” in Item 4.B. High phosphate levels in the blood can lead to medium-term damage of patients’ bones and blood vessels. In 2006, we acquired the Phoslo® phosphate binder business of Nabi Biopharmaceuticals which should provide additional opportunities to pursue this remedy.

Path 4: Home Therapies

Around 11% of all dialysis patients perform dialysis at home with the remaining 89% treated in clinics. Still, we aim to achieve a long-term leading global position in the relatively small field of home therapies, including peritoneal dialysis and home hemodialysis. To achieve this goal, we can combine our comprehensive and innovative product portfolio with our expertise in patient care. In 2007 we acquired Renal Solutions, Inc. which owns technology that can be utilized to significantly reduce water volumes used in hemodialysis, an important step in advancing home hemodialysis.

We expect these strategic steps, expansion of our product portfolio horizontally through an increase of our dialysis drug activities (Path 3), further development of our home therapies (Path 4) and organic growth in dialysis services, to produce average annual revenue growth of about 6% to 9%, reaching approximately $11.5 billion in 2010. Our annual net income growth, in percent, is expected to range in the low to mid teens by 2010.

Our Competitive Strengths

We believe that we are well positioned to meet our strategic objectives. Our competitive strengths include:

Our Leading Market Position

We are the world’s largest kidney dialysis company, operating in the field of both dialysis products and the field of dialysis services. Based on publicly reported sales and number of patients treated, we are the largest dialysis company in the world. We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

Our Full Spectrum of Dialysis and Laboratory Services

We provide expanded and enhanced patient services, including laboratory services, to both our own clinics and those of third parties. We have developed disease state management methodologies, which involve the coordination of holistic patient care for ESRD patients and which we believe are attractive to managed care payors. We provide ESRD and chronic kidney disease management programs to about 4,000 patients. We also operate a surgical center for the management and care of vascular access for ESRD patients, which can decrease hospitalization.

Differentiated Patient Care Programs from those of our Competitors

We believe that our UltraCare® Patient Care program offered at our North American dialysis facilities distinguishes and differentiates our patient care from that of our competitors. UltraCare® combines our latest product technology — the Optiflux® polysulfone single-use dialyzer, our 2008tm Hemodialysis Delivery System and Ultra Pure Dialysate — with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. UltraCare® also utilizes several systems to allow the tailoring of treatmen to meet individual patient needs.

Our Reputation for High Standards of Patient Care and Quality Products and our Extensive Clinic Network

We believe that our reputation for providing high standards of patient care is a competitive advantage. With our large patient population, we have developed proprietary patient statistical databases which enable us to improve dialysis treatment outcomes, and further improve the quality and effectiveness of dialysis products. We believe that local physicians, hospitals and managed care plans refer their ESRD patients to our clinics for treatment due to:

•	our reputation for quality patient care and treatment

•	our reputation for technologically advanced products for dialysis treatment; and

•	our extensive network of dialysis clinics, which enables physicians to refer their patients to conveniently located clinics.

Our Position as an Innovator in Product and Process Technology

We are committed to technological leadership in both hemodialysis and peritoneal dialysis products. Our research and development teams focus on offering patients new products and therapies in the area of dialysis and other extracorporeal therapies to improve their quality of life and increase their life expectancy. We believe that our extensive expertise in patient treatment and clinical data will further enhance our ability to develop more effective products and treatment methodologies. Our ability to manufacture dialysis products on a cost-effective and competitive basis results in large part from our process technologies. Over the past several years, we have reduced manufacturing costs per unit through development of proprietary manufacturing technologies that have streamlined and automated our production processes.

Our Complete Dialysis Product Lines with Recurring Disposable Products Revenue Streams

We offer broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable us to serve as our customers’ single source for all of their dialysis machines, systems and disposable products.

Our Worldwide Manufacturing Facilities

We operate state-of-the-art production facilities in all major regions — North America, Europe, Latin America and Asia-Pacific — to meet the demand for our dialysis products, including dialysis machines, dialyzers, and other equipment and disposables. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provides a competitive advantage in manufacturing our products. Our decentralized manufacturing structure adds to our economies of scale by reducing transportation costs.

Dialysis Care

Dialysis Services

We provide dialysis treatment and related laboratory and diagnostic services through our network of 2,238 outpatient dialysis clinics, 1,602 of which are in North America (including Mexico) and 636 of which are in more than 23 countries outside of North America. Our operations outside North America generated 17% of our 2007 dialysis care revenue. Our dialysis clinics are generally concentrated in areas of high population density. In 2007, we acquired a total of 83 existing clinics, opened 77 new clinics and sold or consolidated 30 clinics. The number of patients we treat at our clinics worldwide increased by about 6%, from 163,517 at December 31, 2006 to 173,863 at December 31, 2007. For 2007, dialysis services accounted for 74% of our total revenue.

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

Each of our dialysis clinics is under the general supervision of a Medical Director or, in exceptional circumstances when needed, more than one Medical Director, all of whom are physicians (see “Patients, Physician and Other Relationships.”) Each dialysis clinic also has an administrator or clinical manager who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses, licensed practical nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians.

As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S. These services include administering EPO, a synthetic engineered hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients in the U.S. Revenues from EPO accounted for approximately 21% of our total dialysis care revenue in our North America segment for the year ended December 31, 2007. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc. is the sole manufacturer of EPO in U.S. and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from October 2006 to December 2011. (See “— Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoietan (EPO)”).

Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient’s residence. (See “— Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of billing for these products and services).

We also provide dialysis services under contract to hospitals in the U.S. on an “as needed” basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma or similar causes, and requires dialysis until the patient’s kidneys recover their normal function. We service these patients either at their bedside, using portable dialysis equipment, or at the hospital’s dialysis site. Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic outpatient treatments. The acquisition in 2006 of RCG, which provided acute dialysis services to over 200 hospitals at December 31, 2005, significantly increased our acute dialysis services.

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

In the more than 23 countries outside North America in which we currently operate or manage dialysis clinics we face legal, regulative and economic environments varying significantly from country to country. These individual environments can affect all aspects of providing dialysis services including our legal status, the extent to which we can provide dialysis services, the way we have to organize these services and the system under which we are reimbursed. (See “— Regulatory and Legal Matters — Reimbursement — International (Including Germany and Other Non-U.S.)” for further discussion of reimbursement). Our approach to managing this complexity utilizes local management to ensure the strict adherence to the individual country rules and regulations and international functional departments supporting country management with processes and guidelines enabling the delivery of the highest possible quality level of dialysis treatment. We believe that with this bi-dimensional organization we will be able to provide superior care to dialysis patients under the varying local frameworks leading to improved patient well-being and to lower social cost.

Fresenius UltraCare® Program

The UltraCare® program of our North America dialysis services group combines our latest product technology with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® dialyzers are combined with our 2008tm Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. (A study published in 2004 (Lowrie/Li/Ofsthun/Lazarus, Nephrology Dialysis Transplantation, August 17, 2004) comparing single use and re-use dialyzers concluded that the abandonment of dialyzer re-use practice could lead to lower mortality rates and to an increase in the quality of patient care). UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. All of our legacy North American dialysis clinics have been certified for the UltraCare® program. We expect to have all clinics acquired as part of the RCG Acquisition certified by the end of 2008.

Laboratory Services

We provide laboratory testing and marketing services in the U.S. through Spectra Laboratories (“Spectra”). Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra, the leading clinical laboratory provider in North America, provides testing for dialysis related treatments in its two operating laboratories located in New Jersey and Northern California. During the year ended December 31, 2007, Spectra performed nearly 49 million tests for approximately 150,000 dialysis patients in over 2,200 clinics across the U.S., including clinics that we own or operate. During 2007, Spectra Laboratories consolidated its west coast operation to a single location in Milpitas, California. In addition it opened an environmental laboratory in New Jersey to meet the increasing focus on the purity of water used in preparation of dialysis solution, a major prerequisite for good patient outcomes in dialysis.

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

We paid aggregate cash consideration of approximately $258 in 2007 for acquisitions, approximately $138 million primarily for dialysis clinics and $120 million for Renal Solutions Inc., and $4,307 million in 2006, including $4,148 million for the RCG Acquisition and $73 million for PhosLo®.

We continued to enhance our presence outside the U.S. in 2007 by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics.

On November 26, 2007, the Company completed the acquisition of all the common stock of Renal Solutions, Inc. (“RSI”) an Indiana corporation with principal offices in Warrendale, PA. The acquisition agreement provides for total consideration of up to $204 million, consisting of $20 million previously advanced to RSI in the form of a loan, $100 million paid at closing, $60 million payable after the first year which was recorded as a liability at closing, $3 million receivable related to a working capital adjustment and up to $30 million in milestone payments over the next three years, contingent upon the achievement of certain performance criteria. The Company recorded a liability of $27.4 million representing the net present value of the $30 million milestone payments as it was deemed beyond reasonable doubt that the future performance criteria will be achieved. The purchase price was allocated to goodwill ($159 million), intangible assets ($34 million) and other net assets ($11 million). RSI holds key patents and other intellectual property worldwide related to sorbent-based technology (“SORB”). SORB technology purifies potable water to dialysate quality and allows dialysis for up to 8 hours with only 6 liters of potable water through a process of dialysate regeneration and toxin adsorption. This regeneration capability significantly reduces the water volume requirement for a typical hemodialysis treatment and is an important step in advancing home hemodialysis and helping to create a potential platform for eventual development of a wearable kidney.

Quality Assurance in Dialysis Care

Our quality management activities are primarily focused on comprehensive development and implementation of an Integrated Management System (“IMS”) for quality management. Our goals in this area include not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach results in a IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the quality management system standard offers a highly flexible structure that allows us to adapt to future regulations. The most important of these include, among others, ISO 9001 requirements for quality management systems in combination with the ISO 14001 standard for environmental management systems. Our IMS fulfils the ISO-Norm 9001:2000 requirements for quality management systems and links it with the ISO-Norm 14001:2004 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2003.

To evaluate the quality of our dialysis treatments, we make use of quality parameters that are recognized by the dialysis industry, such as hemoglobin values, phosphate levels, Kt/V values (the ratio of treatment length to toxic molecule filtration), albumin levels for assessment of nutritional condition and urea reduction ratio. The number of days a patient spends hospitalized is also an important indicator of treatment quality.

Our dialysis clinics’ processes and documentation are continuously inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Newly developed system evaluation methods, allowing simpler performance comparisons, are used to identify additional improvement possibilities. In 2007, we had 20 employees qualified to carry out audits in accordance with IMS requirements. We introduced our IMS system in 40 dialysis clinics in 2007 and increased the portion of our European clinics that meet the quality management standard of ISO 9001:2000 from 65% to 70%.

At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2007, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity.

Sources of U.S. Dialysis Care Net Revenue

The following table provides information for the years ended December 31, 2007, 2006 and 2005 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2007	2006	2005
Medicare ESRD program	53.2%	54.5%	56.0%
Private / alternative payors	36.5%	34.4%	31.6%
Medicaid and other government sources	4.2%	3.9%	4.2%
Hospitals	6.1%	7.2%	8.2%

Total	100.0%	100.0%	100.0%

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

Competition

Dialysis Services.  Our largest competitors in the U.S. are DaVita, Inc., Dialysis Clinic Inc., Renal Advantage Inc. and DSI Renal, Inc., and, in our International segment, our largest competitors are Diaverum (formerly the non-U.S. dialysis services business of Gambro AB), Baxter International Inc., and B. Braun Melsungen AG. Ownership of dialysis clinics in the U.S. consists of a large number of providers, each owning 10 or fewer clinics and a small number of larger multi-clinic providers. Over the last decade the dialysis industry has been characterized by ongoing consolidations. The 2005 Davita/Gambro and 2006 Fresenius Medical Care/RCG transactions are examples of this continuing consolidation process. Davita, Inc. acquired all of Gambro AB’s dialysis service clinics in the United States in 2005. We completed the RCG Acquisition for approximately $4.2 billion in cash at the end of the first quarter 2006.

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

Dialysis Products

Based on internal estimates, publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in over 100 countries. Most of our customers are dialysis clinics. For the year 2007, dialysis products accounted for 26% of our total revenue.

We produce a wide range of machines and disposables for hemodialysis (“HD”), peritoneal (“PD”) and acute dialysis:

•	HD machines and PD cyclers

•	Dialyzers, our largest product group

•	PD solutions in flexible bags

•	HD concentrates, solutions and granulates

•	Bloodlines

•	Systems for water treatment

Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including specific instruments for vascular access, heparin (an anticoagulant) as well as other supplies, such as bandages, clamps and injections. We also include our Phoslo® and other renal pharmaceutical products business as part of our dialysis product revenues.

Overview

The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and other dialysis products.

	Year Ended December 31,
	2007		2006		2005
	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total
	(in millions)

Hemodialysis Products	$2,007.5	80	$1,720.7	81	$1,588.6	83
Peritoneal Dialysis Products	326.7	13	307.8	14	275.5	15
Other	173.1	7	93.1	5	40.9	2

Total	$2,507.3	100	$2,121.6	100	$1,905.0	100

Hemodialysis Products

We offer a comprehensive hemodialysis product line. Products include HD machines, modular components for dialysis machines, polysulfone dialyzers, bloodlines, HD solutions and concentrates, needles, connectors, machines for water treatment, data administration systems and dialysis chairs. We also include our Phoslo and other renal drug products as part of our dialysis product revenues. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.

Dialysis Machines.  We sell our 2008tm Series dialysis machines in North America and 4008 Series models and Series 5008 models in the rest of the world. The 2008/4008 series is the most widely sold machine for hemodialysis treatment. Following the successful launch of the 5008 series in 2005, we concentrated on the continued improvement of the reliable operation of our model 5008 dialysis machine in clinical use and under increasingly varied conditions in international applications during 2007. These efforts for improvement have taken into account considerable feedback from our own dialysis clinics as well as from other customers while focusing on therapeutic, technical, and economic aspects of the machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and is offering the most efficient therapy modality, ONLINE-Hemodiafilitration, as a standard. Significant advances in the field of electronics enables highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces.

Our dialysis machines offer the following features and advantages:

•	Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

•	Proven hydraulic systems, providing reliable operation and servicing flexibility;

•	Compatibility with all manufacturers’ dialyzers and a variety of bloodlines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements. Modular design also allows upgrading through module substitution without replacing the entire machine;

•	Specialized modules that provide monitoring and response capability for selected biophysical patient parameters, such as body temperature and relative blood volume. This concept, known as physiological dialysis, permits hemodialysis treatments with lower incidence of a variety of symptoms or side effects, which still occur frequently in standard hemodialysis.

•	Sophisticated microprocessor controls, displays and/or readout panels that are adaptable to local language requirements;

•	Battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	Online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance Monitoring, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	In the series 5008 and 4008H, the most efficient therapy mode ONLINE-Hemodiafilitration as standard;

•	On-line data collection capabilities and computer interfacing with our TDMS and/or FDS08 systems. Our systems enable us to:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a personal computer network;

—	enter nursing records automatically at bedside to register and document patient treatment records, facilitate billing, and improve record-keeping and staff efficiency;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.

Dialyzers.  We manufacture dialyzers using hollow fiber Fresenius Polysulfone® and Helixone membranes from synthetic materials. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

•	higher biological compatibility, resulting in reduced incidence of adverse reactions to the fibers;

•	greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

•	a complete range of permeability or membrane pore size, which permits dialysis at prescribed rates — high flux and low flux, as well as ultra flux for acute dialysis and allows tailoring of dialysis therapy to individual patients.

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

Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. Our APD equipment product line includes:

•	sleep•safe: The sleep•safe machine has been used since 1999. It has automated connection technology thus further reducing the risk on touch contamination. Another key safety feature is the barcode recognition system for the types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of infants.

•	North American cycler portfolio: This includes the (a) Freedom® and 90/2® cyclers for pediatric and acute markets, (b) the Freedom® Cycler PD+ with IQ cardtm and (c) the Newton IQ® Cycler. The credit card-sized IQcardtm can provide actual treatment details and results for compliance monitoring to the physician and, when used with the Newton IQtm Cycler, can upload the patient’s prescription into the machine. The Newton IQtm Cycler also pumps waste dialysate directly into a receptacle.

Patient Management Software:  We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, Pack-PD® and Finesse® These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.

Renal Pharmaceuticals

We acquired the rights to Phoslo® from Nabi Pharmaceuticals in November 2006 (see “— Business Overview — Dialysis Care — Acquisitions,” above). During 2007, we submitted an application to the U.S. FDA to extend the Phoslo® label indication to pre-dialysis patients with chronic kidney disease. We also applied for approval of Phoslo® in selected European countries and of OsvaRen, another product that supports bone health, in most EU member states.

Our dialysis services include administering EPO, a synthetic engineered hormone used to treat anemia in ESRD patients. We purchase EPO under a multi year contract with Amgen, Inc., the sole U.S. manufacturer (see “— Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoietin (EPO)” below).

We estimate that the worldwide market for dialysis drugs (excluding erythropoietin stimulating agents, such as EPO) in 2007 was more than $2.2 billion. As part of our horizontal expansion growth path, we intend to pursue the “Pharma-Tech” approach, integrating the use of dialysis drugs with our existing product technology, dialysis treatment and laboratory services.

Customers, Marketing, Distribution and Service

We sell most of our products to clinics, hospitals and specialized treatment clinics. With our comprehensive product line and years of experience in dialysis, we believe that we have been able to establish and maintain very close relationships with our clinic customer base on a global basis. Close interaction between our Sales & Marketing and R&D personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. Sales & Marketing engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. We also sponsor medical conferences and scientific symposia as a means for disseminating scientific or technical information. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We also use outside distributors to provide sales coverage in countries that our internal sales force does not service.

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

Manufacturing Operations

We operate state-of-the-art production facilities worldwide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, mixes, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. The decentralized structure helps to reduce transport costs. We are using our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing. The St. Wendel training center will increase to about double its current size to help meet the growing demand for qualified employees.

We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France, Vrsac, Serbia and Inukai, Japan facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. At our Ogden, Utah facilities we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide, including Italy, Great Britain, Spain, Turkey, Serbia, Morocco, Argentina, Brazil, Columbia, Australia, Germany, and the U.S. Our PD products are manufactured in North America, Europe, Latin America, and Asia, with two of our largest plants for production of PD products in Mexico and Japan. Our facilities are inspected on a regular basis by national and/or international authorities.

In 2007, we supplied more than 40% of global dialyzer production. Due to the ever-growing demand for dialyzers from Fresenius Medical Care, our production sites in all regions have reached their capacity limits. As a consequence, we are expanding our production capacity for FX-class dialyzers in Germany, a project in which we will invest a total of €36 million in 2007 and 2008 and which will increase production by 40% from 25 million to 35 million dialyzers. We have also significantly expanded our dialyzer production capacities in the U.S. (Ogden, Utah), and in Buzen, Japan, which we expect will increase annual production capacity by about 11 million dialyzers.

In 2007, we manufactured more than 55% of all dialysis machines produced worldwide. We produce three times more dialysis machines than the second-largest manufacturer. Due to strong demand for our dialysis machines, we increased production of components for these machines for the U.S. market by more than 14% in 2007. We also increased our output outside of North America. In 2007, production of series 4008 and 5008 dialysis machine rose by approximately 19% in these regions as well.

We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. The pressure, temperature and time required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. In North America, we are gearing our manufacturing processes to the “Lean Six Sigma” management system which is also utilized in our Schweinfurt facility. The focus of Lean Six Sigma is to achieve a very low error rate which should result in better production results while shortening manufacturing times. We have developed an Integrated Management System (IMS) which fulfills ISO 9001:2000 requirements for quality control systems in combination with the ISO norm 14001:2004 for environmental control systems. At the same time, IMS conforms to the requirements for medical devices of ISO norm 13485:2003. We have implemented our IMS in all our European production sites. (see Item 4. Regulatory and Legal Matters — Facilities and Operational Regulations.”)

Another central aspect of our product quality management activities is preparation of drugs for approval and submission of the related applications, with a view to minimizing the time between product development, clinical testing and market launch. In 2007, we focused our activities on dialysis drugs, particularly phosphate binders such as PhosLo®. We obtained more than 40 product approvals in various jurisdictions for dialysis drugs in 2007, as well as approvals for an expanded range of PD solutions.

Environmental Management

We have integrated environmental protection targets into our operations. To reach these goals, our IMS has been in use at our production facilities as well as at a number of dialysis clinics. IMS fulfils the requirements of quality management systems as well as environmental management. Our IMS fulfils the requirements of the

ISO-Norm 14001:2004. Environmental goals are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.

We continually seek to improve our production processes for environmental compatibility, which frequently generates cost savings. Our St. Wendel plant uses heat recovery systems to reduce steam usage thereby cutting natural gas consumption by 4%. We have also reduced our energy consumption by optimizing the use of lighting systems and air conditioning and improved logistics for truck transports. We also seek to eliminate waste by reducing packaging materials and recycling.

In our dialysis facilities, we establish, depending on the facility and situation concerned, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Adjustments are implemented on a site-by-site basis after evaluation of the site’s performance. More than 100 of our European dialysis clinics are now certified according to the ISO environmental management standard 14001-2004. In our North America dialysis clinics, we have been able to reduce fresh water consumption by one third by means of a new system of production of purified water and to reduce energy costs at the same time. Use of heat exchangers enables us to obtain residual heat from water used for industrial purposes, which we use to heat fresh water used for dialysis treatment. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste.

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

New Product Introductions

The field of dialysis products is mainly characterized by constant development and refinement of existing product groups and less by break-through innovations. In 2007 the Company introduced the Body Composition Monitor (BCM), a device to analyze patient individual fluid status and body composition. The Company also introduced further software updates for hemodialysis machines. In addition, we continued research to further improve treatment quality. The actual expenditures on research and development were $67 million (see “Item 6.C. Research and Development”).

Patents and Licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in about 2,000 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our in line sterilization method and sterile closures for in line sterilized medical devices. The generation of DiaSafeplus® filters and FX® dialyzers are also the subject of patents and pending patent applications.

The connector system for our biBag bicarbonate concentrate powder container for the 4008 dialysis equipment series has been patented in the United States, Norway, Finland, Japan and Europe. The German part of the Europe patent is currently the subject of invalidity proceedings.

A number of patents and pending patent applications relate to components of the new 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and connector system for a modified biBag bicarbonate concentrate container. New applications are also pending relating to our new Liberty® peritoneal dialysis cycler which has a number of innovative attributes such as its multi-channel disposable cassette, dual piston pump and pneumatically locking door.

In 2007 Fresenius Medical Care acquired Renal Solutions Inc. and its substantial portfolio of patents and applications for renal sorbent technology. Many of the patents and applications represent new technology that the Company hopes to utilize in future products.

Among Fresenius Medical Care AG & Co. KGaA’s more significant patents has been its polysulfone hollow fiber. This patent expired in 2005 in Germany and other countries; in the United States the patent expired in March 2007. The in-line sterilization method patent will expire in 2010 in Germany, the United States and other countries. The patent for the 4008 biBag connector expires in 2013 in Germany, the United States, and other countries. The dates given represent the maximum patent life of the corresponding patents. We believe that even after expiration of these patents, our proprietary know how for the manufacture of these products and our continuous efforts in obtaining targeted patent protection for newly developed upgrade products will continue to constitute a competitive advantage.

For peritoneal dialysis, Fresenius Medical Care AG & Co. KGaA holds protective rights for our polyolefine film, Biofine®, which is suitable for packaging intravenous and peritoneal dialysis fluids. This film is currently used only in non-U.S. markets. These patents have been granted in Australia, Brazil, Canada, Germany, Europe, South Korea, Belarus and the United States. A Japanese patent was revoked as a result of opposition proceedings. A further patent family describes a special film for a peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. Patents have been granted in Brazil, Europe, Germany, Japan, South Korea and the United States. However, proceedings against the registration of this patent are currently pending in Europe. A series of patents covering tubing sets for peritoneal dialysis expire in 2010 and 2012 in the United States.

We believe that our success will depend primarily on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a material number of products for which patent protection has lapsed or where only particular features have been patented. From time to time our patents may be infringed by third parties and in such case we will assert our rights. Initially registered patents may also be subject to invalidation claims made by competitors in formal proceedings (oppositions, trials, re-examinations, etc.) either in part or in whole. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property.

Trademarks

Our principal trademarks are the name “Fresenius” and the “F” logo, for which we hold a perpetual, royalty-free license from Fresenius SE, formerly our majority stockholder and now sole stockholder of our general partner (see “Item 7B — Related Party Transactions — Trademarks”).

Competition

The markets in which we sell our dialysis products are highly competitive. Our competitors in the sale of hemodialysis and peritoneal dialysis products include Gambro AB, Baxter International Inc., Asahi Kasei Medical Co. Ltd., Bellco S.p.A., a subsidiary of the Sorin group, B. Braun Melsungen AG, Nipro Corporation Ltd., Nikkiso Co., Ltd., Terumo Corporation, Kawasumi Laboratories Inc., Fuso Pharmaceuticals Industries Ltd., and Toray Medical Co., Ltd.

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

As a company required to file reports under the Securities Exchange Act of 1934, we are subject to the provisions of the Sarbanes-Oxley Act of 2002. Section 404 of that act requires that we maintain internal controls over financial reporting, which is a process designed by, or under the supervision of, our chief executive and chief financial officers, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Since the beginning of 2003, a project team has been documenting and evaluating our world-wide internal auditing and controls to ensure that our internal controls and accounting comply with applicable rules and regulations. Our management’s report on its review of the effectiveness of our internal accounting controls as of December 31, 2007 is included in this report.

The functional capacity and effectiveness of our risk management system was audited as part of the audit of our annual financial statements for 2007, as required by German law. No special risks were ascertained in relation to our business as a whole, our internal organization or the external environment.

Regulatory and Legal Matters

Regulatory Overview

Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations regarding the operation of dialysis clinics, laboratories and manufacturing facilities, the provision of quality health care for patients, compliance with labor laws, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for governmental payments and/or reimbursement. In the U.S., some states establish regulatory processes that must be satisfied prior to the establishment of new dialysis clinics. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit ownership of health care providers or establish other regulatory barriers to direct ownership by foreign companies. In all jurisdictions, we work within the framework of applicable laws to establish alternative contractual arrangements to provide services to those facilities.

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

We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “anti-kickback statute”, the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the “Stark Law”, U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996 that protect the privacy of patient medical records and prohibit inducements to patients to select a particular health care provider, commonly known as “HIPAA”, and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the health care industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to health care laws that may create further restrictions.

FMCH has entered into a corporate integrity agreement with the U.S. government, which requires that FMCH staff and maintain a comprehensive compliance program, including a written code of conduct, training programs and compliance policies and procedures. The corporate integrity agreement requires annual audits by an independent review organization and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude FMCH and its subsidiaries from participation in U.S. federal health care programs and impose fines if there is a material breach of the agreement that is not cured by FMCH within thirty days after FMCH receives written notice of the breach. The corporate integrity agreement expired in January 2008 and FMCH’s obligations under it will terminate following acceptance by the government of FMCH’s final 2007 annual report.

Product Regulation

U.S.

In the U.S. numerous regulatory bodies, including the Food and Drug Administration (“FDA”) and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical products and supplies under their jurisdiction. We are required to register with the FDA as a device manufacturer. As a result, we are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation requirements and other regulations. These regulations require us to manufacture products in accordance with Good Manufacturing Practices (“GMP”) and that we comply with FDA requirements regarding the design, safety, advertising, labeling, record keeping and distribution of our products. Further, we are required to comply with various FDA and other agency requirements for labeling and promotion. The Medical Device Reporting regulations require that we provide information to the FDA whenever there is evidence to reasonably suggest that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. In addition, the FDA prohibits us from promoting a product for unapproved indications.

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

International (Including Germany and Other Non-U.S).

Most countries maintain different regulatory regimes for medicinal products and for medical devices. In almost every country, there are rules regarding the quality, effectiveness, and safety of products and regulating their testing, production, and distribution. Treaties or other international law and standards and guidelines under treaties or laws may supplement or supersede individual country regulations.

Drugs.  Some of our products, such as peritoneal dialysis solutions and Phoslo®, are considered pharmaceuticals and are, therefore subject to the specific drug law provisions in the various countries. The European Union has issued a directive on pharmaceuticals, No. 65/65/EWG (January 26, 1965), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany the German Drug Law (Arzneimittelgesetz) (“AMG”), which implements European Union requirements, is the primary regulation applicable to medicinal products.

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

The provisions of the AMG also contain special requirements for the manufacture of medicinal products. The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the principles and guidelines of good manufacturing practice (“GMP”) as well as the terms of the particular marketing authorization. A manufacturer of medicinal products must, inter alia, employ pharmacists, chemists, biologists, or physicians responsible for the quality, safety and efficacy of the medicinal products. The manufacturer must name several responsible persons: a Qualified Person (QPR) for the release of the medicinal product into the market possessing the expert knowledge specified by the AMG, a head of production, a head of quality control, and, if the manufacturer markets the medicinal products itself, a commissioner for the so-called graduated plan (Stufenplanbeauftragter for Germany, a Qualified Person for Pharmacovigilance (QPP) for the European Union) and an information officer. It is the responsibility of the QPR to ensure that each batch of the medicinal products is produced and examined in compliance with the statutory provisions of the AMG. The QPP must, among other things, collect and assess any reported risks associated with the medicinal products and coordinate any necessary measures according to German Drug Law. The QPP, residing within the European Economic Area, is responsible for pharmacovigilance and the establishment of a system for handling of all suspected adverse reactions that need to be reported. The information officer is in charge of the scientific information relating to the medicinal products. All these persons may be held personally liable under German criminal law for any breach of the AMG.

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

Medical Devices.  In the past, medical devices were subject to less stringent regulation than medicinal products in some countries. In the last decade, however, statutory requirements have been increased. In the European Union, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all EU Member States, all Member States of the European Economic Area (EEA), as well as all future accession states: (1) Directive 90/385/EEC of 20 June 1990 relating to active implantable medical devices (“AIMDs”), as last amended (“AIMD Directive”), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended (“MD Directive”), (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended (“IVD Directive”). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. With regard to Directive 93/42/EEC, the Commission submitted a consultation draft on April 5, 2005. The amendments are intended to achieve improvements, for instance in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. This draft was published as the final text of Directive 2007/47/EC. Member States now have until December 21, 2008, to transpose the new Directive into national law, following which there is a transition period for manufacturers to come into compliance by March 21, 2010.

According to the directives relating to medical devices, the CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements of the European Union) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a European Union certificate for the quality management system for a particular facility, we are able to mark products produced or developed in that facility as being in compliance with the EU requirements. A manufacturer having a European Union-certified full quality management system has to declare and document conformity of its products to the harmonized European directive. If able to do so, the manufacturer may put a “CE” mark on the products. Products subject to these provisions that do not bear the “CE” mark cannot be imported, sold or distributed within the European Union.

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

The conformity assessment procedures for Class I devices with a low degree of invasiveness in the human body (e.g. devices without a measuring function that are not subject to any sterilization requirements), can be made under the sole responsibility of the manufacturer by submitting a EU conformity declaration (a self-certification or self-

declaration). For Class IIa devices, the participation of a so-called “Notified Body” is binding for the production phase. Devices of classes IIb and III involving a high risk potential are subject to inspection by the Notified Body not only in relation to their manufacture (as for class IIa devices), but also in relation to their specifications. Class III is reserved for the most critical devices the marketing of which is subject to an explicit prior authorization with regard to their conformity. In this risk category, the manufacturer can make use of several different conformity assessment modules.

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

Facilities and Operational Regulation

U.S.

The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) subjects virtually all clinical laboratory testing facilities, including ours, to the jurisdiction of the Department of Health and Human Services (“HHS”). CLIA establishes national standards for assuring the quality of laboratories based upon the complexity of testing performed by a laboratory. Certain of our operations are also subject to federal laws governing the repackaging and dispensing of drugs and the maintenance and tracking of certain life sustaining and life-supporting equipment.

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

Federal, state and local regulations require us to meet various standards relating to, among other things, the management of facilities, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, and dispensing of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal and state agencies and other governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, our dialysis centers, renal diagnostic support business and laboratories must be certified by the CMS, an agency for HHS. All of our dialysis centers, and laboratories that furnish Medicare services have the required certification.

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

Reimbursement

As a global dialysis care provider and supplier of dialysis services and products, we are represented in more than 100 countries throughout the world facing the challenge of meeting the needs of patients in very different economic environments and health care systems.

The health care systems and rules for the reimbursement of the treatment of patients suffering from ESRD vary in the individual countries. In general, the government, frequently in coordination with private insurers, is responsible for financing the health care system through tax payments and other sources of income, social security contributions or a combination of such sources.

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

The Medicare program is the largest single source of dialysis services revenues from dialysis treatment. For example, in 2007, approximately 53% of dialysis services revenues resulted from Medicare’s ESRD program. As a preliminary matter, in order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. In 2005, CMS issued a notice of proposed rulemaking to revise these requirements. In February 2008, CMS extended by one year the deadline for finalization of this proposed rule. These changes may affect the eligibility of certain of the Company’s facilities to serve Medicare patients in the future, but it is unclear at this time what new requirements will be imposed and whether all Company facilities will meet the new requirements without modifying operations as presently conducted.

Certain products and services delivered by our dialysis centers are reimbursed by the Medicare program in accordance with a “basic case-mix adjusted prospective system,” which provides a fixed payment for each dialysis treatment, comprised of a composite rate component and a drug add-on adjustment component. The payment rates under this system are subject to adjustment from time to time through changes in the Medicare statute (in the case of basic services included in the “composite rate”) or through annual adjustments (in the case of a portion of the payment referred to as the “drug add-on adjustment”).

For calendar 2008, CMS increased the drug add-on adjustment by $0.69, bringing the drug add-on adjustment to 15.5 percent of the total per-treatment prospective payment. The composite rate, unlike many other payment rates in Medicare, is not automatically updated each year. As a result, this portion of the payment rate does not receive an annual update in the absence of a statutory change. Although Congress provided for updates ranging from 1.6 to 2.4 percent to the composite rate in the previous five years, Congress has not enacted legislation to update the composite rate for the calendar year 2008. CMS updated the wage index adjustment applicable to ESRD facilities to a 25/75 blend between adjustments based on old metropolitan statistical areas (“MSA”) and those based on new core-based statistical areas (“CBSA”). In 2009, CMS expects to complete the transition from the MSA definition to the CBSA definition, and facilities will be paid according to the CBSA rate.

Certain other items and services that we furnish at our dialysis centers are not included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported to CMS by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate. Although these reimbursement methodologies limit the allowable charge per treatment, they provide us with predictable per treatment revenues.

CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5 percent in 2008 but that there will be some variation depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4 percent and non-profit facilities will receive 0.9 percent more in 2008. The Company’s estimates of these changes on its business are consistent with the CMS calculations.

We are unable to predict what, if any, future changes may occur in Medicare reimbursement rates. Any significant decreases in these rates could have material adverse effects on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. Increases in operating costs that are affected by inflation, such as labor and supply costs, without a compensating increase in reimbursement rates, also may adversely affect our business and results of operations. During 2007, Congress considered introduction of a statutory formula that would determine future updates to payments for dialysis services. This formula would not necessarily fully reflect the rate of inflation, but it could provide greater assurance of future updates. Congress adjourned without acting on this proposal.

For Medicare-primary patients, Medicare is responsible for payment of 80% of the prospective payment amount and separately reimburseable drugs or biologicals amounts set by Congress for dialysis treatments and the patient or third-party insurance payors, including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program, are responsible for paying any co-payment amounts for approved services not paid by Medicare (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20% co-payment or annual deductible. Where the patient has no third-party insurance or the third party insurance does not cover the co-payment or deductible, the patient is responsible for paying the co-payments or the deductible, which we frequently do not fully collect despite reasonable collection efforts. Under an advisory opinion from the Office of the Inspector General of the Department of Health and Human Services, subject to specified conditions, we and other similarly situated providers may make contributions to a non-profit organization that has agreed to make premium payments for supplemental medical insurance and/or “Medigap” insurance on behalf of indigent ESRD patients, including some of our patients.

Medicaid Rebate Program.  We participate in the Federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs, and we make our pharmaceutical products available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs (“DVA”). In addition, federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the Public Health Services (“PHS”) pharmaceutical pricing program managed by the Health Resources and Services Administration of HHS. The PHS pricing program extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries.

Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our pharmaceutical products that are reimbursed by those programs. Rebate calculations are complex and, in certain respects, subject to interpretation by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current average manufacturer price and best price for our pharmaceutical products. The Veterans Health Care Act of 1992 (“VHCA”) imposes a requirement that the prices we charge to agencies under the FSS be discounted off the average manufacturer price charged to non-federal customers.

Government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may have or result in implications (such as recoupment) for amounts previously estimated or paid and may have a material adverse effect on the Company’s revenues, profitability and financial condition.

Laboratory Tests.  Spectra obtains a substantial portion of its net revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways.

First, payment for certain routine tests is included in the composite rate paid to our dialysis centers. The centers obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the composite rate at the designated frequencies.

Second, laboratory tests performed by Spectra for Medicare beneficiaries that are not included in our Composite Rate are billed separately directly to Medicare. Such tests are paid at 100% of the Medicare fee schedule amounts, which vary to some extent across different areas but which cannot exceed national ceilings on payment rates, called national limitation amounts (“NLAs”). Congress has periodically reduced NLAs, most recently for services on or after January 1998. Congress, in the Medicare Prescription Drug, Modernization and Improvement Act of 2003 (the “Medicare Modernization Act”), imposed a five-year freeze, for calendar years 2004 through 2008, on the otherwise applicable inflation updates based on the consumer price index (CPI).

Erythropoetin stimulating agents.  ESAs, including Epogen® and Aranesp® are used for anemia management of patients with renal disease. The administration of ESAs is separately billable under the Medicare program, and accounted for 21% of our 2007 U.S. dialysis care revenues.

Anemia severity is commonly monitored by measuring a patient’s hematocrit, an indicator of the proportion of red blood cells in a patient’s whole blood, or by evaluating a patient’s hemoglobin level. The amount of ESA that is appropriate for a patient varies by several factors, including the severity of the patient’s anemia.

In March 2007, at the request of the FDA, the manufacturer of Epogen and Aranesp added a “blackbox” safety warning (FDA’s highest level of safety warning) to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/DOQI”). In November 2007, the FDA announced revisions to product labeling, including a change to the dosing recommendations for anemic patients with chronic renal failure to explicitly advise clinicians to maintain hemoglobin levels within the range of 10 to 12g/dL. In addition, warnings were strengthened regarding possible adverse events when ESAs are administered to achieve higher hemoglobin levels.

In July, 2007, CMS announced a revision to the national monitoring policy for ESAs, to be effective January 1, 2008. The revision reduces the monthly aggregate maximum dose from 500,000 IU to 400,000 IU for Epogen and from 1500 mcg to 1200 mcg for Aranesp. The revision continues the original monthly 25% dose reduction requirement in payment in instances where a patient’s hemoglobin level persists above 13.0 g/dL for less than three monthly billing cycles and, in addition, it further reduces payment by 50% of the reported dose if the hemoglobin level persists above 13.0 g/dL for three months or more.

We believe our policies on billing for ESAs comply with CMS policies. We have recommended to our treating physicians that they review and understand the package label insert and the K/DOQI guidelines as they make their anemia management decisions.

Any of the following changes relating to ESAs could adversely affect our business, and results of operations, possibly materially:

•	future changes in the ESA reimbursement methodology and/or rate;

•	inclusion of ESAs in the Medicare composite rate without sufficient offsetting increases to such rate;

•	reduction in the typical dosage per administration, including by imposition of a requirement to administer ESAs to Medicare beneficiaries subcutaneously rather than intravenously;

•	increases in the cost of ESAs without offsetting increases in the ESA reimbursement rate; or

•	reduction by the manufacturer of ESAs of the amount of overfill in the ESA vials.

In the Medicare Modernization Act, Congress mandated a demonstration and a report to Congress regarding the potential creation of an “expanded bundle” that would add further drugs and biologicals, including ESAs, and additional laboratory services to the items and services already included in the composite rate. Per-treatment payments under such a system would vary by certain patient characteristics or other factors, but not by the doses of drugs or biologicals actually delivered to an individual patient. Although CMS has not yet produced either a report or a demonstration, Congress actively considered legislation to create such a bundle during 2007. Congress adjourned without acting on this proposal. Such a change would materially affect how the Company is paid for Epogen® and other items and services.

Coordination of Benefits.  Medicare entitlement begins for most patients in the fourth month after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program are responsible for payment.

Patients who are covered by Medicare and are also covered by an employer group health plan (“EGHP”) are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare payment. EGHP insurance, when available, will therefore generally cover as the primary payor a total of 33 months, the

3-month waiting period plus the 30-month coordination period. During 2007, Congress considered extending the coordination period by as much as an additional 12 months. Congress adjourned without acting on this proposal.

Possible Changes in Statutes or Regulations.  Legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

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

In the major European and British Commonwealth countries, health care systems are generally based on one of two models. The German model, the “Bismarck system”, is based on mandatory employer and employee contributions dedicated to health care financing. The British model, the “Beveridge system”, provides a national health care system funded by taxes. Within these systems, provision for the treatment of dialysis has been made either through allocation of a national budget or a billing system reimbursing on a fee-for-service basis. The health care systems of countries such as Japan, France, Belgium, Austria, Czech Republic, Poland, Hungary, Turkey and the Netherlands are based on the Bismarck-type system. Countries like Canada, Denmark, Finland, Portugal, Sweden, Taiwan and Italy established their national health services using the Beveridge-type system.

Ownership of health care providers and, more specifically dialysis care providers, varies within the different systems and from country-to-country. In Europe about 50% of the clinics providing dialysis care and services are publicly owned, about 35% are privately owned and approximately 15% belong to a health care organization. It should be noted that health care organizations treating a significant patient population operate only in Germany and France. Publicly operated clinics care for almost 100% of the dialysis populations in Canada and more than 80% in Australia. Within Europe, nearly 100% of the dialysis population is treated in public clinics in the Netherlands, Finland and Belgium and more than 80% in the United Kingdom while the majority of dialysis clinics are privately owned in Spain, Hungary and Portugal.

In Latin America privately owned clinics predominate, constituting more than 75% of all clinics providing dialysis care while in Asia, with the exceptions of Japan, Republic of Korea, Taiwan, and Thailand, publicly owned clinics are predominant. In the U.S., less than 2% of all dialysis clinics are publicly operated and in Japan only approximately 15%. Unlike the U.S., however, Japan has a premium-based, mandatory social insurance system, and the structure of its health care system is more closely comparable to the German system.

Financing policies for ESRD treatment also differ from country-to-country. There are three main types of reimbursement modalities: budget transfer, fee for service and flat rate. In some cases, the reimbursement modality varies within the same country depending on the type of provider (public or private). Budget transfer is a reimbursement modality used mainly for public providers in most of the European countries where the funding is based on taxation and in some of the countries where it is based on social security (e.g. Czech Republic). Fee for service is the most common reimbursement modality for private providers in all European countries (with exceptions, such as Hungary, where reimbursement to private providers is based on budget) and for public providers in countries where the funding system is based on social security payments. Germany is the only country in Europe in which the reimbursement modality is a flat weekly rate independent of both the type of provider and the type of dialysis therapy provided.

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

Health care expenditures are consuming an ever-increasing portion of gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, health care spending is in the range of 5%-15% of gross domestic product. In many countries, dialysis costs consume a disproportionately high amount of health care spending and these costs may be considered a target for implementation of cost containment measures. Today, there is increasing awareness of the correlation between the quality of care delivered in the dialysis unit and the total health care expenses incurred by the dialysis patient. Accordingly, developments in reimbursement policies might include higher reimbursement rates for practices which are believed to improve the overall state of health of the ESRD patient and reduce the need for additional medical treatment.

Anti-Kickback Statutes, False Claims Act, Health Insurance Portability and Accountability Act of 1996, Civil Monetary Penalties Law, Stark Law and Other Fraud and Abuse Laws in the United States

Some of our operations are subject to federal and state statutes and regulations governing financial relationships between health care providers and potential referral sources and reimbursement for services and items provided to Medicare and Medicaid patients. Such laws include the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal health care fraud and abuse laws and similar state laws. These laws apply because our Medical Directors and other physicians with whom we have financial relationships refer patients to and order diagnostic and therapeutic services from, our dialysis centers and other operations. As is generally true in the dialysis industry, at each dialysis facility a small number of physicians often account for all or a significant portion of the patient referral base. An ESRD patient generally seeks treatment at a center that is convenient to the patient and at which the patient’s nephrologist has staff privileges.

The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the health care sector. The Office of the Inspector General (OIG) of HHS and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements between physicians and service providers that may violate fraud and abuse laws.

Anti-Kickback Statutes

The federal Anti-Kickback Statute establishes criminal prohibitions against and civil penalties for the knowing and willful solicitation, receipt, offer or payment of any remuneration, whether direct or indirect, in return for or to induce the referral of patients or the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other federal health care programs. Sanctions for violations of the Anti-Kickback statute include criminal and civil penalties, such as imprisonment and/or criminal fines of up to $25,000 per violation, and civil penalties of up to $50,000 per violation, and exclusion from the Medicare or Medicaid programs and other federal programs.

The OIG has the authority to promulgate regulations referred to as “safe harbors” that define certain business relationships and arrangements that would not be subject to civil sanction or criminal enforcement under the Anti-Kickback Statute. Failure to comply with a safe harbor provision does not make the activity illegal. Rather, the safe harbors set forth specific criteria that, if fully met, will assure the entities involved of not being prosecuted criminally or civilly for the arrangement under the Anti-Kickback Statute.

Many states also have enacted statutes similar to the Anti-Kickback Statute, which may include criminal penalties, applicable to referrals of patients regardless of payor source, and may contain exceptions different from state to state and from those contained in the federal Anti-Kickback Statute.

False Claims Act and Related Criminal Provisions

The federal False Claims Act (the “False Claims Act”) imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of 15-30% of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. The False Claims Act generally provides for the imposition of civil penalties of $5,000 to $10,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages. Effective, January 1, 2007, section 1909 of the Social Security Act (enacted by section 6031 of the Deficit Reduction Act of 2005) provides a financial incentive for states to enact false claims acts that establish liability to the state for the submission of false or fraudulent claims to the state’s Medicaid program. If a state false claims act is determined to meet certain enumerated requirements, the state is entitled to an increase in the amounts recovered under a state action brought under such law. The OIG, in consultation with the Attorney General of the United States and the Department of Justice, determines whether a state false claims act meets these enumerated requirements to qualify for the added financial incentive. As of January 2008, the OIG reviewed and approved state false claims acts promulgated by Hawaii, Illinois, Massachusetts, Nevada, New York, Tennessee, Texas, and Virginia.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”)

HIPAA was enacted in August 1996 and expanded federal fraud and abuse laws by increasing their reach to all federal health care programs, establishing new bases for exclusions and mandating minimum exclusion terms, creating an additional statutory exception to the Anti-Kickback Statute for risk-sharing arrangements, requiring the Secretary of Health and Human Services to issue advisory opinions, increasing civil money penalties to $10,000 (formerly $2,000) per item or service and assessments to three times (formerly twice) the amount claimed, creating a specific health care fraud offense and related health fraud crimes, and expanding investigative authority and sanctions applicable to health care fraud. It also prohibits a provider from offering anything of value which the provider knows or should know would be likely to induce a federal health care program beneficiary to select or continue with the provider.

HIPAA included a health care fraud provision which prohibits knowingly and willfully executing a scheme or artifice to defraud any “health care benefit program,” which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract. Penalties for violating this statute include criminal penalties, exclusion from the Medicare and Medicaid programs, freezing of assets and forfeiture of property traceable to commission of a health care fraud.

HIPAA regulations establish national standards for certain electronic health care transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA Privacy and Security Rules. Health insurance payers and healthcare providers like us must comply with the HIPAA regulations. Violations of these HIPAA regulations may include civil money penalties and potential criminal sanctions.

Civil Monetary Penalties Law

Individuals or entities who have either (1) directly submitted, or caused to be submitted, claims which are improper or false; (2) arranged or contracted with an individual or entity that the person knows or should know is excluded from participation in Federal health care programs; or (3) offered or received kickbacks may also be subject to monetary penalties or exclusion under the Civil Monetary Penalties Law (“CMPL”) at the discretion of the OIG. Penalties are generally not more than $10,000 for each item or service. However, under the CMPL, violators of the federal Anti-Kickback Statute provisions may also be subject to additional civil money penalties of $50,000 per violation. Violators are also subject to an assessment of up to three times the amount claimed for each item or service in lieu of damages sustained by the United States or a State agency because of such claim, or damages of up to three times the total amount of renumeration offered, paid, solicited, or received. In addition, any person or entity who violates this section may be excluded from participation in the Federal or state health care programs.

Stark Law

The original Ethics in Patient Referrals Act of 1989 (commonly referred to as the Stark Law) was enacted as part of the Omnibus Budget Reconciliation Act (“OBRA”) of 1989, and prohibits a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a financial relationship, unless an exception applies. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. In addition, the Stark Law prohibits the entity receiving the referral from filing a claim or billing for services arising out of the prohibited referral.

Provisions of OBRA 1993, known as “Stark II,” amended the Stark Law to revise and expand upon various statutory exceptions, expanded the services regulated by the statute to a list of “Designated Health Services,” and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995. The additional Designated Health Services include: physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of Stark regulations was finalized on January 4, 2001. Most portions of the first phase regulations became effective in 2002. The first phase of the final regulations implementing the Stark Law (the “Phase I regulations”) contains an exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances. In addition, the regulations made clear that services reimbursed by Medicare to a dialysis facility under the ESRD composite rate do not implicate the Stark Law. Further, the final Phase I regulations also adopted a definition of durable medical equipment which effectively excludes ESRD equipment and supplies from the category of Designated Health Services. Phase II of the Stark regulations was published on March 26, 2004, and became effective on July 26, 2004. This phase of the regulations finalized all of the compensation exceptions to the Stark Law, including those for “personal services arrangements” and “indirect compensation arrangements.” In addition, Phase II revised the exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility to include certain additional drugs.

On September 5, 2007, CMS published Phase III of the Stark regulations. While this rulemaking is intended to be the final phase of the Stark rulemaking process, there still are several significant Stark regulatory proposals under consideration by CMS. These proposed changes were included as part of CMS’s annual rulemaking process for reimbursement under the Medicare Part B Physician Fee Schedule.

Finally, it should be noted that several states in which we operate have enacted self-referral statutes similar to the Stark Law. Such state self-referral laws may apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.

Other Fraud and Abuse Laws

Our operations are also subject to a variety of other federal and state fraud and abuse laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules.

Health Care Reform

Health care reform is considered by many countries to be a national priority. In the U.S., members of Congress from both parties and officials from the executive branch continue to consider many health care proposals, some of which are comprehensive and far-reaching in nature. Several states are also currently considering health care proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. The 2008 Presidential election and change in Administration could increase the chances for major changes in the health care industry in the U.S. Any significant health care reform may bring radical changes in the financing and regulation of the health care industry, which could have a material adverse effect on our business and the results of our operations.

C.	Organizational Structure

The following chart shows our organizational structure and our significant subsidiaries. Fresenius Medical Care Holdings, Inc. conducts its business as “Fresenius Medical Care North America.”

D.	Property, plant and equipment

Property

The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius AG or one of its affiliates. These leases are described under “Item 7.B. Related Party Transactions — Real Property Lease.”

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	15,646	leased	December 2016	Corporate headquarters and administration
St. Wendel, Germany	58,767	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Schweinfurt, Germany	28,427	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Bad Homburg (OE)	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions / Technical Services / Logistics services Amgen
Darmstadt	21,597	leased	November 2010	Regional Distribution Center Central Europe
Gernsheim, Germany	32,307	leased	December 2009	Regional Distribution A4/WE/AP/LA
Palazzo Pignano, Italy	19,990	owned		Manufacture of bloodlines and tubing
L’Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	owned		Manufacture of hemodialysis concentrate solutions
Vrsac, Serbia	2,642	owned		Production area, Laboratory, lobby, maintenance, administration, logistics
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	8,676	leased	December 2022	Manufacture of bloodlines
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	10,500	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and desinfectants
São Paulo, Brazil	8,566	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets
São Paulo, Brazil	5,000	leased	October 2008	Warehouse

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bogotá, Colombia	11,825	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions, administration
Valencia, Venezuela	3,562	leased	May 2009	Head Office and Warehouse
Hong Kong	3,588	leased	November 2009	Various leases of Warehouse facility
Suzhou, China (Changshu Plant)	25,736	owned		Manufacture of hemodialysis bloodline sets / AV Fistula set
Smithfield, Australia	5,350	owned		Manufacture of hemodialysis concentrate
Scoresby, Australia	7,000	leased	March 2009	Manufacture of hemodialysis products, warehouse and administration
Altona VIC, Australia	1,500	leased	May 2009	Warehouse
Yongin, South Korea	2,645	leased	December 2009	Warehouse
Seoul, South Korea	3,074	leased	January 2012	Administration
Oita, Japan (Inukai Plant)	3,065	owned		Manufacture of polysulfone filters
Oita, Japan	793	owned		Warehouse and Building
Fukuoka, Japan (Buzen Plant)	12,100	owned		Manufacture of peritoneal dialysis bags
Saga, Japan	5,966	leased	January 2010 with 1 year renewal option	Warehouse
Waltham, Massachusetts	21,142	leased	April 2017 — July 2017 with a 10 year renewal and a second 5 year renewal option	Corporate headquarters and administration — North America
Lexington, Massachusetts	670	leased	March 2012 with 5 year renewal option	Research and Development
Lexington, Massachusetts	6,425	leased	October 2012 with 5 year renewal option	IT headquarters and administration — North America
Nashville, Tennessee	3,053	leased	April 2009	IT administration
Walnut Creek, California	9,522	leased	June 2012 with 5-year renewal option	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Ogden, Utah	63,639	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Ogden, Utah	33,385	leased	December 2011	Warehouse
Ogden, Utah	2,072	leased	December 2008 — year to year lease	Warehouse
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Perrysburg, Ohio	3,252	leased	August 2008	Manufacture of dry hemodialysis concentrates
Livingston, California	6,689	leased	October 2011 with a 5-year renewal option	Manufacture of liquid hemodialysis concentrates and resupply

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Milpitas, California	8,670	leased	December 2015 with 5-year renewal option	Clinical laboratory testing — 1 Building
Rockleigh, New Jersey	9,812	leased	May 2012	Clinical laboratory testing
Irving, Texas	6,506	leased	December 2010	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	4,645	owned		Warehouse
Province of Quebec, Canada	1,914	leased	April 2012	Plant Building #1 — Manufacture of dry and liquid concentrates

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

Item 4A.  Unresolved Staff Comments

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

Recoverability of Goodwill and Intangible Assets

The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2007, the carrying amount of goodwill amounted to $7,246 million and non-amortizable intangible assets amounted to $443 million representing in total approximately 54% of our total assets.

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

To comply with the provisions of SFAS No. 142, the fair value of the reporting unit is compared to the reporting unit’s carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital (“WACC”) specific to that unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining discounted cash flows, the Company utilizes its three-year budget, projections for years 4 to 10 and a range of growth rates of 0% to 4 % for all remaining years. The Company’s weighted average cost of capital consists of a basic rate of 7.34% for 2007. This basic rate is then adjusted by a percentage ranging from 0% to 7% for specific country risks within each reporting unit for determining the reporting unit’s fair value.

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

Legal Contingencies

We are party to litigation and subject to investigations relating to a number of matters as described in the “Notes to Consolidated Financial Statements — Note 18 — Legal Proceedings” in this report. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

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

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $2,027 million and $1,849 million at December 31, 2007 and 2006, respectively, net of allowances for doubtful accounts of $248 million and $207 million at December 31, 2007 and 2006, respectively. The majority of our receivables relates to our dialysis service business in North America.

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

The allowance for doubtful accounts is based on local payment and collection experience. We sell dialysis products directly or through distributors in over 100 countries and dialysis services in more than 25 countries through owned or managed clinics. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices. Specifically, public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made. Payment differences are mainly due to the timing of the funding by the local, state or federal government to the agency that is sponsoring the program that purchases our services or products. The collection of accounts receivable from product sales to third party distributors or dialysis clinics is affected by the same underlying causes, since these buyers of our products are reimbursed as well by government institutions or government sponsored programs.

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

If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2007 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2007 would have been reduced by approximately 1%.

The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2007 and December 31, 2006. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Trade accounts receivable in the International segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 1% at December 31, 2007.

Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2007
				overdue
			overdue	by more
		overdue	more than	than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$261	$63	$30	$28	$19	$401	20
U.S. Commercial Payors	209	139	57	56	62	523	26
U.S.Hospitals	69	39	2	1	1	112	6
Self-Pay of U.S. patients	1	2	4	3	1	11	1
Other North America	5	1	0	0	0	6	0
International product customers and dialysis payors	614	178	75	56	51	974	47

Total	$1,159	$422	$168	$144	$134	$2,027	100

	At December 31, 2006
				overdue
			overdue	by more
		overdue	more than	than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$164	100	$76	$39	$32	$411	22
U.S. Commercial Payors	183	115	84	44	48	474	26
U.S.Hospitals	29	20	10	6	6	71	4
Self-Pay of U.S. patients	12	4	2	0	1	19	1
Other North America	38	19	1	0	2	60	3
International product customers and dialysis payors	499	128	72	54	61	814	44

Total	$925	386	$245	$143	$150	$1,849	100

Self-Insurance Programs

Under the insurance programs for professional, product and general liability, auto liability and worker’s compensation claims, FMCH, our largest subsidiary, is partially self-insured for professional liability claims. For all other coverages we assume responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

Financial Condition and Results of Operations

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $58 billion worldwide market with expected annual world-wide patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

For calendar year 2008, CMS increased the drug add-on adjustment by $0.69, bringing the drug add-on adjustment to 15.5 percent of the total per-treatment prospective payment. The composite rate, unlike many other payment rates in Medicare is not automatically updated each year. As a result, this portion of the payment rate does not receive an annual update in the absence of a statutory change. Although Congress provided for updates ranging from 1.6 to 2.4 percent to the composite rate in the previous five years, Congress has not yet enacted legislation to update the composite rate for the calendar year 2008. CMS updated the wage index adjustment applicable to ESRD facilities to a 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based statistical areas (“CBSAs”). In 2009, CMS expects to complete the transition from the MSA definition to the CBSA definition, and facilities will be paid according to the CBSA rate. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement”.

Certain other items and services that we furnish at our dialysis centers are not included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported to CMS by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate. Although these reimbursement methodologies limit the allowable charge per treatment, they provide us with predictable per treatment revenues.

CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5 percent in 2008 but that there will be some variation depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4 percent and non-profit facilities will receive 0.9 percent more in 2008. The Company’s estimates of the effects of these changes on its business are consistent with the CMS calculations.

In March 2007, at the request of the FDA, the manufacturer of Epogen and Aranesp added a “blackbox” safety warning (FDA’s highest level of safety warning) to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/DOQI”).

In July, 2007, CMS announced a revision to the national monitoring policy for ESA’s, to be effective January 1, 2008. The revision reduces the monthly aggregate maximum dose from 500,000 IU to 400,000 IU for Epogen and from 1500 mcg to 1200 mcg for Aranesp. The revision continues the original monthly 25% dose reduction requirement in payment in instances where a patient’s hemoglobin level persists above 13.0 g/dL for less than three monthly billing cycles and, in addition, it further reduces payment by 50% of the reported dose if the hemoglobin level persists above 13.0 g/dLfor three months or more. In November 2007, the FDA announced revisions to product labeling, including a change to the dosing recommendations for anemic patients with chronic renal failure to explicitly advise clinicians to maintain hemoglobin levels within the range of 10 to 12g/dL. In addition, warnings were strengthened regarding possible adverse events when ESAs are administered to achieve higher hemoglobin levels.

We believe our policies on billing for ESAs comply with CMS policies. We have recommended to our treating physicians that they review and understand the package label insert and the K/DOQI guidelines as they make their anemia management decisions.

We have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. The general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

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

	For the years ended
	December 31,
	2007	2006	2005
	(in millions)

Total revenue
North America	$6,664	$6,026	$4,578
International	3,134	2,534	2,250

Totals	9,798	8,560	6,828

Inter-segment revenue
North America	1	1	1
International	77	60	55

Totals	78	61	56

Total net revenue
North America	6,663	6,025	4,577
International	3,057	2,474	2,195

Totals	9,720	8,499	6,772

Amortization and depreciation
North America	220	187	140
International	141	120	109
Corporate	2	2	2

Totals	363	309	251

Operating Income
North America	1,130	965	644
International	544	440	362
Corporate	(94)	(87)	(67)

Totals	1,580	1,318	939

Interest income	29	21	18
Interest expense	(400)	(372)	(191)
Income tax expense	(466)	(413)	(309)
Minority interest	(26)	(17)	(2)

Net income	$717	$537	$455

Year ended December 31, 2007 compared to year ended December 31, 2006

Highlights

Revenues increased by 14% to $9,720 million (12% at constant rates) mainly due to organic growth at 6%, the RCG Acquisition, net of acquisition-related divestitures, which occurred by the end of the first quarter of 2006, contributing 4% and other acquisitions contributing 2%. Operating income (EBIT) increased 20%.

Net Income increased by 34%.

We successfully issued $500 million 6 7/8% Senior Notes due 2017 to refinance debt.

Effective June 15, 2007, we completed a three-for-one share split of our ordinary shares and our preference shares, as approved by our shareholders at the Annual General Meeting held on May 15, 2007.

On November 26, 2007, the Company completed the acquisition of 100% of the common shares of Renal Solutions, Inc. (RSI) an Indiana corporation with principal offices in Warrendale, PA. for total consideration of up to $204 million. RSI holds key patents and other intellectual property worldwide related to sorbent-based technology (SORB) which allows dialysate to be regenerated, an important step in advancing home hemodialysis and helping to create a potential platform for eventual development of a wearable kidney.

Consolidated Financials

Key Indicators for Consolidated Financials

			Change in %
				at constant
	2007	2006	as reported	exchange rates

Number of treatments	26,442,421	23,739,733	11%
Same market treatment growth in %	3.9%	4.2%
Revenue in $ million	9,720	8,499	14%	12%
Gross profit in % of revenue	34.5%	33.9%
Selling, general and administrative costs in % of revenue	17.6%	18.2%
Net income in $ million	717	537	34%

We provided 26,442,421 treatments during the year ended December 31, 2007, an increase of 11% over the same period in 2006. Same market treatment growth contributed 4%, the RCG Acquisition, net of the acquisition-related divestitures, contributed 4%, and additional growth from other acquisitions contributed 4%, partially offset by the combined effects of sold or closed clinics (1%).

At December 31, 2007, we owned, operated or managed (excluding those managed in the U.S.) 2,238 clinics compared to 2,108 clinics at December 31, 2006. During 2007, we acquired 84 clinics, opened 76 clinics and combined or closed 30 clinics. The number of patients treated in clinics that we own, operate or manage (excluding those managed in the U.S.) increased by 6% to 173,863 at December 31, 2007 from 163,517 at December 31, 2006. Including 33 clinics managed in the U.S., the total number of patients was 175,705.

Net revenue increased by 14% (12% at constant rates) for the year ended December 31, 2007 over 2006 due to growth in revenue in both dialysis care and dialysis products and the net effects of the RCG Acquisition.

Dialysis care revenue grew by 13% to $7,213 million (12% at constant exchange rates) in 2007 mainly due to the RCG Acquisition net of acquisition-related divestitures (5%), growth in same market treatments (4%), increased revenue per treatment (2%), other acquisitions (2%) and exchange rate fluctuations (1%), partially offset by sold or closed clinics (1%).

Dialysis product revenue increased by 18% to $2,507 million (12% at constant exchange rates) in the same period mainly as a result of increased sales of hemodialysis machines, dialyzers, concentrates, and the PhosLo® business which we acquired in late 2006.

The increase in gross profit margin is primarily a result of higher revenue per treatment rates, partially offset by higher personnel expenses and by decreased utilization of and reduced reimbursement rates for EPO in North America, higher growth in lower gross margin dialysis care business in the International segment and growth in lower margin renal pharma sales.

Selling, general and administrative (“SG&A”) costs increased to $1,709 million in 2007 from $1,548 million in 2006. SG&A costs as a percentage of sales decreased to 17.6% in 2007 from 18.2% in 2006. The positive effect of the economies of scale in the International segment was partially offset by higher personnel expenses. In addition, 2006 was negatively impacted by the effects of charges of $32 million related to the integration of the RCG Acquisition, $3 million for in-process R&D and the transformation of the Company’s legal form ($2). Bad debt expense for 2007 was $202 million as compared to $177 million in 2006, representing 2.1% of sales for both 2007 and 2006.

Operating income increased to $1,580 million in 2007 from $1,318 million in 2006. Operating income margin increased to 16.3% for 2007 from 15.5% 2006 due to increased gross margins as noted above and the decrease in SG&A as a percentage of sales as noted above, partially offset by effects of a $40 million gain in 2006 from the acquisition-related divestitures. The gain from the acquisition-related divestitures and the costs in connection with the RCG integration and transformation of our legal form, had no net effect on the operating income margin for 2006.

Interest income increased to $29 million in 2007 as compared to $21 million in 2006 to a large extent as a result of interest income related to the collection of overdue accounts receivable.

Interest expense increased 8% to $400 million during 2007 from $372 million for 2006 mainly as a result of increased debt due to the RCG Acquisition which was consummated at the end of March 2006. The write-off of fees related to the early retirement of debt incurred under Senior Credit Agreements had an impact of $5 million and $15 million for 2007 and 2006, respectively.

Income tax expense increased to $466 million for 2007 from $413 million for 2006. In August 2007, the German corporate tax rate was reduced from 25% to 15% which resulted in a deferred tax benefit in the second half of 2007 of $4.3 million. This benefit was offset by the effect of additional tax expense recognized as a result of ongoing tax audits. The effective tax rate for 2007 was 38.5% compared to 42.8% for 2006, a decrease mainly due to the impact of tax charges in 2006 related to the gain from the RCG acquisition-related divestitures and a tax audit in Germany.

Minority interest increased by $9 million as a result of a number of joint ventures acquired in connection with the RCG Acquisition in 2006 and additional Asia-Pacific acquisitions in 2007 that are not wholly-owned.

Net income for 2007 increased to $717 million from $537 million for 2006 mainly as a result of the effects of the items mentioned above. The twelve-month period ended December 31, 2006 was affected by the after-tax effect of $9 million of charges from the write-off of deferred financing fees related to the previous senior credit agreement, $4 million net loss on the sale of acquisition-related divestitures, $22 million costs for the integration of RCG, $1 million for in-process R&D and $1 million costs for the transformation of legal form. Excluding these costs for the prior year, net income in 2007 increased by 25% to $717 million from $574 million in 2006.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	2007	2006	Change in %
Number of treatments	18,451,381	16,877,911	9%
Same market treatment growth in %	2.9%	2.1%
Revenue in $ million	6,663	6,025	11%
Depreciation and amortization in $ million	220	187	18%
Operating income in $ million	1,130	965	17%
Operating income margin in %	17.0%	16.0%

Revenue

Treatments increased by 9% for 2007 as compared to 2006 mainly due to the RCG Acquisition (6%), same market growth (3%), and other acquisitions (1%) partially offset by the combined effect of sold or closed clinics (1%). At December 31, 2007, 121,431 patients (a 3% increase over the same period in the prior year) were being treated in the 1,602 clinics that we own or operate in the North America segment, compared to 117,855 patients treated in 1,560 clinics at December 31, 2006. The average revenue per treatment for 2007 increased to $323 from

$317 in 2006. In the U.S., the average revenue per treatment increased to $327 for 2007 from $321 for 2006. The improvement in the revenue rate per treatment is primarily due to improved commercial payor rates, a 1.6% increase in the Medicare composite rate, an increase in the drug add-on adjustment and the effects of the RCG Acquisition, partially offset by decreased utilization of and reduced reimbursement rates for EPO.

Net revenue for the North America segment for 2007 increased as a result of increases in dialysis care revenue by 10% to $6,002 million from $5,464 million in 2006 and dialysis product revenue by 18% to $661 million from $561 million in 2006.

The 10% increase in dialysis care revenue was driven by an 6% increase as a result of the effects of the RCG Acquisition, net of acquisition-related divestitures, by same market treatment growth of 3% and 1% resulting from other acquisitions partially offset by sold or closed clinics and the divestiture of the perfusion business (2%). In addition, revenue per treatment improved 2%. The administration of EPO represented approximately 21% and 23% of total North America dialysis care revenue for 2007 and 2006, respectively.

The product revenue increase was driven mostly by a higher sales volume of hemodialysis machines, concentrates, and sales of the phosphate binding drug PhosLo® which was acquired in late 2006.

Operating Income

Operating income increased by 17% to $1,130 million for 2007 from $965 million for 2006. Operating income margin increased to 17.0% for 2007 as compared to 16.0% for 2006 primarily due to increased revenue per treatment and a higher volume of products sold, partially offset by higher personnel costs, by decreased utilization of and reduced reimbursement rates for EPO, and the effects in 2006 of a $40 million gain from the acquisition-related divestitures as well as $31 million costs for the integration of the RCG Acquisition and $3 million for in-process R&D. Excluding the gain from the acquisition-related divestitures and the costs in connection with the integration of RCG, operating income margin would have been 15.9% for 2006. Cost per treatment increased to $267 in 2007 from $266 in 2006.

International Segment

Key Indicators for International Segment

			Change in %
				at constant
	2007	2006	as reported	exchange rates

Number of treatments	7,991,040	6,861,822	16%
Same market treatment growth in %	6.2%	8.6%
Revenue in $ million	3,057	2,474	24%	15%
Depreciation and amortization in $ million	141	120	18%
Operating income in $ million	544	440	24%
Operating income margin in %	17.8%	17.8%

Revenue

Treatments increased by 16% in 2007 over 2006 mainly due to same market growth (6%), and acquisitions (11%), partially offset by sold or closed clinics (1%). As of December 31, 2007, 52,432 patients (a 15% increase over the prior year) were being treated at 636 clinics that we own, operate or manage in the International segment compared to 45,662 patients treated at 548 clinics at December 31, 2006. The average revenue per treatment increased to $152 from $133 due to increased reimbursement rates and changes in country mix ($8) and the strengthening of local currencies against the U.S. dollar ($11).

The increase in net revenues for the International segment for 2007 over 2006 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 6% and organic growth during the period was 9% at constant exchange rates. Exchange rate fluctuations contributed 9%.

Including the effects of acquisitions, European region revenue increased 20% (9% at constant exchange rates), Latin America region revenue increased 22% (14% at constant exchange rates), and Asia Pacific region revenue increased 44% (40% at constant exchange rates).

Total dialysis care revenue for the International segment increased during 2007 by 33% (23% at constant exchange rates) to $1,211 million from $913 million for 2006. This increase is a result of same market treatment growth of 6% and an 11% increase in contributions from acquisitions. An increase in revenue per treatment contributed 6% and exchange rate fluctuations contributed approximately 10%.

Total dialysis product revenue for 2007 increased by 18% (10% at constant exchange rates) to $1,846 million mostly due to increased dialyzer and peritoneal-dialysis product sales and increased hemodialysis machine sales.

Operating Income

Operating income increased by 24% to $544 million primarily as a result of an increase in treatment volume, acquisitions and in volume of products sold. Operating income margin remained at approximately 17.8% mainly due to disproportionately higher growth in the dialysis care business which has lower than average margins offset by operational improvements.

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

We were required to divest a total of 105 renal dialysis centers (the “Divestitures”), consisting of both former Company clinics (the “legacy clinics”) and former RCG clinics, in order to complete the RCG Acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 30, 2006. The Company sold 96 of such centers on April 7, 2006 to a wholly-owned subsidiary of DSI Holding Company, Inc. (“DSI”) and sold DSI the remaining 9 centers effective as of June 30, 2006. In addition, we sold the laboratory business acquired in the RCG transaction. The Company received cash consideration of $516 million, net of related expenses, for the divested centers and the laboratory business.

To finance the RCG Acquisition, we entered into a new $4,600 million syndicated credit agreement (the “2006 Senior Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced the existing credit agreement (the “Prior Credit Agreement”). See “Liquidity.”

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

Operating income increased from $939 million in 2005 to $1,318 million in 2006. Operating income as a percent of revenue (“operating income margin”) increased from 13.9% for the period ending December 31, 2005 to 15.5% for the same period in 2006 mainly as a result of the improvements in the segments operating margins (see discussion on segments below). The gain on sale of legacy clinics contributed $40 million (0.5%), which was more than offset by restructuring costs, in-process R&D, cost of transformation of the Company’s legal form, and additional compensation costs incurred as a result of adopting FAS 123(R) in 2006. Included in operating income are corporate operating losses of $87 million in the year ended December 31, 2006 compared to $67 million for the same period of 2005. This increase in corporate operating losses includes approximately $14 million due to the adoption of FAS 123(R) in 2006 for stock compensation and increased costs for patent litigation, partially offset by lower transformation costs.

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

Net income for the period was $537 million compared to $455 million in 2005 despite the after tax effects of the $23 million restructuring costs and in-process R&D, the $10 million costs relating to the accounting change for stock options, the $9 million write off of fees related to our Prior Credit Agreement, the $4 million net loss on the sale of the legacy clinics, and the $1 million costs related to the transformation.

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

Liquidity

We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, equipment for existing or new renal dialysis centers and production centers, to finance working capital needs and to repay debt. At December 31, 2007, we had cash and cash equivalents of $245 million, and our ratio of current assets to current liabilities was 1.3. Our working capital was $833 million which decreased from $1.036 billion at December 31, 2006. The decrease was mainly the result of the reclassification of $670 million of Trust Preferred Securities, which were redeemed on February 1, 2008, to short-term. This was partially offset by using part of the proceeds of the issuance of our Senior Notes in July 2007 to pay down short-term debt related to our accounts receivable facility as described below. The proceeds were also used to voluntarily prepay indebtedness, which was applied primarily to the current portion of the term loans, under our 2006 Senior Credit Agreement. The Company redeemed $678 million of Trust Preferred Securities on February 1, 2008 when they came due by utilizing funds available under its existing credit facilities.

Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity and debt securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 74% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For 2007, approximately 36% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview,” above, for a discussion of recent Medicare reimbursement rate changes. Furthermore, cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.

Accounts receivable balances at December 31, 2007 and December 31, 2006, net of valuation allowances, represented approximately 74 and 76 days of net revenue, respectively. This favorable development is mainly a result of extension of an electronic billing program and more favorable payment terms in payor contracts in the U.S. and our management effort to improve collection of receivables.

The development of days sales outstanding (“DSO”) by operating segment is shown in the table below.

Development of Days Sales Outstanding

	December 31,	December 31,
	2007	2006

North America	58	59
International	110	119

Total	74	76

On March 31, 2006, we entered into a $4.6 billion syndicated credit facility (the “2006 Senior Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) that closed on March 31, 2006 and replaced the Prior Credit Agreement. The new credit facility consists of:

•	a 5-year $1 billion revolving credit facility (of which up to $0.25 billion is available for letters of credit, up to $0.3 billion is available for borrowings in certain non-U.S. currencies, up to $0.15 billion is available as swing line loans in U.S. dollars, up to $0.25 billion is available as a competitive loan facility and up to $0.05 billion is available as swing line loans in certain non-U.S. currencies, the total of all of which cannot exceed $1 billion) which will be due and payable on March 31, 2011.

•	a 5-year term loan facility (“Term Loan A”) of $1.85 billion also scheduled to mature on March 31, 2011. The 2006 Senior Credit Agreement requires 19 quarterly payments on Loan A of $30 million each that permanently reduce the term loan facility. The repayments began on June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Term Loan B”) of $1.75 billion scheduled to mature on March 31, 2013. The 2006 Senior Credit Agreement requires 28 quarterly payments on Loan B that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 though 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date

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

We incurred fees of approximately $86 million in conjunction with the 2006 Senior Credit Agreement which will be amortized over the life of the credit agreement and wrote off approximately $15 million in unamortized fees related to our Prior Credit Agreement at March 31, 2006.

On July 2, 2007, a portion of the proceeds from the issuance of Senior Notes (see below) was voluntarily applied to Term Loan A and Term Loan B. Under the terms of the 2006 Senior Credit Agreement, advance payments on the term loans are applied first against the next four quarterly payments due with any amounts in excess of the four quarterly payments applied on a pro-rata basis against any remaining payments. As a result of the advance payments on the Term Loans, no payments will be made or will be due for either Term Loan A or B until the third quarter of 2008. In addition, Term Loan A’s ten remaining quarterly payments of $30 million will be reduced to $29.4 million each and the eleventh quarterly payment will be for the remaining loan balance. Term Loan B’s fifteen remaining quarterly payments of $4.4 million will be reduced to $4.0 million and the four remaining quarterly payments of $411.2 million will be reduced to $379.4 million each.

In June 2007, the 2006 Senior Credit Agreement was amended in order to enable us to issue $500 million in Senior Notes (see below). Furthermore, on January 31, 2008, it was amended to increase certain types of permitted borrowings and to remove all limitations on capital expenditures.

Other

We are also party to, through various direct and indirect subsidiaries, an Amended and Restated Subordinated Loan Note (the “Note”) entered into on March 31, 2006, with Fresenius SE (“FSE”) which amended the Subordinated Loan Note dated May 18, 1999. Under the Note, we or our subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400 million during the period ending March 31, 2011. The Advances may be repaid and reborrowed during the period but FSE is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one month term. All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Consolidated Leverage Ratio, as defined in the 2006 Credit Agreement. Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all of our other indebtedness. During 2007, we received advances ranging from €2.2 million to €30.9 million which carried interest at rates between 4.37% and 5.105% per annum.

Liquidity is also provided from short-term borrowings of up to $650 million ($85 million through December 31, 2007) generated by selling interests in our accounts receivable (“A/R Facility”), which is available to us through October 16, 2008. The A/R Facility is typically renewed annually and was most recently increased in October 2006 and renewed in October 2007. Renewal is subject to the availability of sufficient accounts receivable that meet certain criteria defined in the A/R Facility agreement with the third party funding corporation. A lack of availability of such accounts receivable could preclude us from utilizing the A/R Facility for our financial needs.

On July 2, 2007, FMC Finance III S.A., a wholly-owned subsidiary of the Company, issued $500 million aggregate principal amount of 6 7/8% senior notes due 2017 (the “Senior Notes”) at a discount resulting in an effective interest rate of 7 1/8%. The Senior Notes are guaranteed on a senior basis jointly and severally by the Company and by our subsidiaries Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”). We may redeem the Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have a right to request that we repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the rating of the Senior Notes. The proceeds, net of discounts, bank fees and other offering related expenses totaling approximately $484 million, were used to reduce $150 million of Term Loan A indebtedness and $150 million of Term Loan B indebtedness under our 2006 Senior Credit Agreement (See the discussion of our 2006 Senior Credit Agreement above). The remaining $184 million was applied to the outstanding balance under our short-term accounts receivable facility. The discount is being amortized over the life of the Senior Notes.

Additional long-term financing has been provided through our borrowings under various credit agreements with the European Investment Bank (“EIB”) entered into in July 2005 and December 2006. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favorable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects. The multi-currency loan facilities have been granted in the amount of €221 million. The Company will use the funds to refinance certain R&D projects, to make investments in expansion and optimization of existing production facilities in Germany, and for financing and refinancing of certain clinic refurbishing and improvement projects. Currently all agreements with the EIB have variable interest rates that change quarterly with FMC-AG & Co. KGaA having options to convert the variable rates into fixed rates. All advances under all agreements can be denominated in certain foreign currencies including U.S. dollars. All loans under these agreements are secured by bank guarantees and have customary covenants. Under these agreements at December 31, 2007, the Company had only U.S. dollar borrowings in the amount of $48.8 million with an interest rate of 4.92%.

FMC Finance IV Luxembourg issued euro denominated notes (“Euro Notes”) (Schuldscheindarlehen) in July 2005 that provide long-term financing for general corporate purposes. The notes total €200 million with a €126 million tranche at a fixed interest rate of 4.57% and a €74 million tranche with a floating rate at EURIBOR plus applicable margin resulting in an interest rate of 6.56% at December 31, 2007. The Euro Notes, guaranteed by the Company, mature on July 27, 2009.

We are also party to letters of credit which have been issued under our 2006 Credit Agreement and by banks utilized by our subsidiaries.

From time to time, we have also issued long-term securities (“Trust Preferred Securities”) which require the payment of fixed annual distributions to the holders of the securities. The issuers of the Trust Preferred Securities are statutory trusts organized in Delaware and wholly owned by the Company. Each trust’s sole asset is a senior subordinated promissory note issued by us or by a wholly-owned subsidiary. The Company, D- GmbH and FMCH have guaranteed payment and performance of the senior subordinated notes and the Trust Preferred Securities are guaranteed by a series of undertakings by the Company and FMCH and D-GmbH. On February 1, 2008, the Company redeemed Trust Preferred Securities in the amount of $678 million that came due that day. The remaining balance of $664 million is mandatorily redeemable in 2011.

Our obligations under the 2006 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries, including FMCH and D-GmbH, in favor of the lenders. Our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, Senior Notes, and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs.

The breach of any of the covenants could result in a default under the 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes, the Senior Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the Senior Credit Agreement becomes due at the option of the lenders under that agreement. As of December 31, 2007, we are in compliance with all financial covenants under the 2006 Senior Credit Agreement and our other financing agreements.

The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see “Notes to Consolidated Financial Statements — Note 18 — Legal Proceedings” in this report) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

During the third quarter 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. We believe that we have resolved the outstanding issues at the audit level, subject to review and approval by the appropriate level within the taxing authority. Except for the refund claims discussed below, the U.S. Internal Revenue Service (IRS) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the Office of the Inspector General and US Attorney’s Office investigation and certain other deductions, we paid an IRS tax and accrued interest assessment of approximately $99 million in the third quarter of 2006. We have filed claims for refunds contesting the IRS’s disallowance of FMCH’s civil settlement payment deductions and are pursuing recovery through IRS appeals and, if necessary, in the Federal courts of the tax and interest payment associated with such disallowance. In addition, the IRS has issued its report on its completed tax audit for the years 2002 through 2004. The audit report includes disallowance of a material amount of deductions taken during the audit period for remuneration related to intercompany mandatorily redeemable preferred securities. The Company has filed a protest over the disallowed deductions and will avail itself of all remedies. An adverse determination with respect to any of the disputed disallowances could have a material adverse effect on our cash flows, tax expenses, net income and earnings per share.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Dividends

Following our earnings-driven dividend policy, our General Partner’s Management Board will propose to the shareholders at the Annual General meeting on May 20, 2008, a dividend with respect to 2007 and payable in 2008, of €0.54 per ordinary share (2006: €0.47) and €0.56 per preference share (2006: €0.49). The total expected dividend payment is approximately €160 million and we paid $188 million (€139 million) in 2007 with respect to 2006. Our 2006 Senior Credit Agreement limits disbursements for dividends and other payments for the acquisition of our equity securities (and rights to acquire them, such as options or warrants) during 2008 to $260 million in total.

Analysis of Cash Flow

Year ended December 31, 2007 compared to year ended December 31, 2006

Operations

We generated cash from operating activities of $1,200 million in 2007 and $908 million in 2006, an increase of approximately 32% from the prior year. The increase in cash flows was primarily generated by increased earnings partially offset by a lower reduction of DSO in 2007 as compared to 2006 (2007 – 2 days versus 2006 – 6 days). Payments of $64 million for taxes and $35 million for other costs, both related to the RCG Acquisition, and a tax payment $99 million related to the Company’s 2000 and 2001 US tax filings, had a negative impact on cash generated from operations in 2006. (See “Results of Operations” above and the discussion under “— Other” above). Cash flows were used mainly for investing (capital expenditures and acquisitions) and to pay down debt.

Investing

Net cash used in investing activities was $777 million in 2007 compared to $4,241 million (including the RCG Acquisition) in 2006. In 2007, we paid approximately $138 million cash ($62 million in the North America segment and $76 million in the International segment) for acquisitions consisting primarily of dialysis clinics. In addition, we paid approximately $120 million in conjunction with the acquisition of Renal Solutions Inc. We also received $30 million in conjunction with divestitures. In 2006, we paid $159 million cash for acquisitions, exclusive of the RCG Acquisition, ($145 in the North American segment and $14 million for the International segment) for the Phoslo® product business ($73 million) and other acquisitions consisting primarily of dialysis clinics. In addition, in 2006 we paid $4,148 million for the acquisition of RCG, partially offset by the cash receipts of $516 million from acquisition related divestitures.

Capital expenditures for property, plant and equipment net of disposals were $549 million in 2007 and $450 million in 2006. In 2007, capital expenditures were $315 million in the North America segment, and $234 million for the International segment. In 2006, capital expenditures were $302 million in the North America segment and $148 million for the International segment. The majority of our capital expenditures was used for equipping new clinics, maintaining existing clinics, maintenance and expansion of production facilities, primarily in North America, Germany and Japan, and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 6% of total revenue.

Financing

Net cash used in financing was $341 million for 2007 compared to cash provided by financing of $3,382 million for 2006. In 2007, cash used was for payment of dividends during the period of $188 million ($154 million in 2006) and for repayments of long-term debt, capital lease obligations and our A/R Facility partially offset by proceeds from the issuance of our Senior Notes of $484 million. In 2006, $4,148 million required for the RCG Acquisition, less the $516 million proceeds from the divestiture of 105 clinics and the laboratory business, was provided by increased debt from the Senior Credit agreement and $307 million generated by the conversion of preference to ordinary shares. Cash on hand was $245 million at December 31, 2007 compared to $159 million at December 31, 2006.

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

Obligations

The following table summarizes, as of December 31, 2007, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of
in millions	Total	1 Year	2-5 Years	Over 5 Years

Trust Preferred Securities(a)	$1,512	$725	$788	$—
Long Term Debt(b)	5,156	322	3,744	1,090
Capital Lease Obligations	14	3	8	3
Operating Leases	1,943	358	1,021	564
Unconditional Purchase Obligations	296	188	108	—
Other Long-term Obligations	19	18	1
Letters of Credit	87	87	—	—

	$9,027	$1,700	$5,669	$1,657

(a)	Interest payments are determined on these debt instruments until their respective maturity dates and based on their applicable balances and fixed interest rates for each period presented. We redeemed $670 million of Trust Preferred Securities on February 1, 2008, primarily by utilizing funds available under our existing credit facilities.

(b)	Interest payments are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

		Expiration per period of
Available Sources of Liquidity	Total	1 Year	2-5 Years	Over 5 Years

Accounts receivable facility(a)	$565	$565	$—	$—
Unused Senior Credit Lines	875	—	875	—
Other Unused Lines of Credit	99	99	—	—

	$1,539	$664	$875	$—

(a)	Subject to availability of sufficient accounts receivable meeting funding criteria.

The amount of guarantees and other commercial commitments other than unconditional purchase obligations at December 31, 2007 is not significant.

Borrowings

Short-term borrowings of $132 million and $65 million at December 31, 2007, and 2006, respectively, represent amounts borrowed by certain of our subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2007, and 2006 was 4.36% and 3.69%, respectively.

Excluding amounts available under the 2006 Senior Credit Agreement (as described under “Liquidity” above), at December 31, 2007, we had $99 million available under such commercial bank agreements. In some instances lines of credit are secured by assets of our subsidiary that is party to the agreement and may require our Guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

We had short-term borrowings under our A/R Facility at December 31, 2007, of $85 million and $266 million at December 2006. We pay interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The average interest rate at December 31, 2007 was 5.44%. Annual refinancing fees, which include legal costs and investment bank fees (if any), are amortized over the term of the facility.

At December 31, 2007, we had a $2 million (€2 million) advance with an interest rate of 4.1% from Fresenius SE. On December 31, 2006, we had received a short-term Advance of $3 million (€2 million) at 4.37% interest under our agreement with Fresenius SE. The 2006 advance matured on and was repaid on January 31, 2007.

We had a total of $3.17 billion outstanding from our 2006 Senior Credit Facility at December 31, 2007, with $0.04 billion under the revolving credit facility, $1.55 billion under Term Loan A and $1.58 billion under Term Loan B. We had a total of $3.56 billion outstanding from our 2006 Senior Credit Facility at December 31, 2006, with $0.06 billion under the revolving credit facility, $1.76 billion under Term Loan A and $1.74 billion under Term Loan B. We also have $87 million in letters of credit outstanding which is not included in the $3.17 billion outstanding at December 31, 2007.

We had $500 million aggregate principal amount of Senior Notes outstanding with an interest rate of 6 7/8% due 2017 issued at a discount resulting in an effective interest rate of 7 1/8%.

Under our EIB agreements, we had U.S. dollar borrowings under one of the term loan agreements of $49 million with an interest rate of 4.92% at December 31, 2007. There were no loans outstanding under the revolving credit agreement at December 31, 2007.

At December 31, 2007 we had long-term borrowings outstanding related to Euro Notes issued in 2005 totaling $294 million (€200 million) from a €126 million tranche with a fixed interest rate of 4.57% and a €74 million tranche with variable interest rates at EURIBOR plus applicable margin resulting in an interest rate of 6.56% at December 31, 2007.

Outlook

Below is a table showing our growth outlook for 2008:

2008
($ in millions)

Net Revenues	> $10,400
Net Income	$805-$825
Leverage ratio	< 2.8
Capex	~$650-$750
Acquisitions	~$150-$250

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $1,944 million, 20.0% of revenues for 2007, $1,627 million, 19.1% of revenues for 2006, and $1,190 million, 17.6% of revenues for 2005. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, Senior Notes, Euro Notes, EIB, and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:

	For the years ended December 31,
	2007	2006	2005
	(in thousands)

Total EBITDA	$1,943,451	$1,626,825	$1,190,370
Settlement of shareholder proceedings	—	(888)	7,335
Interest expense (net of interest income)	(371,047)	(351,246)	(173,192)
Income tax expense, net	(465,652)	(413,489)	(308,748)
Change in deferred taxes, net	1,177	10,904	(3,675)
Changes in operating assets and liabilities	46,876	58,294	(45,088)
Tax payments related to divestitures and acquisitions	—	(63,517)	—
Compensation Expense	24,208	16,610	1,363
Cash inflow from Hedging	—	10,908	—
Other items, net	20,561	13,429	1,939

Net cash provided by operating activities	$1,199,574	$907,830	$670,304

Recently Issued Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“FAS 160”), which establishes a framework for reporting of noncontrolling or minority interests, the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. FAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

In December 2007, FASB issued FASB Statement of Financial Accounting Standards No. 141(revised), Business Combinations. This Statement replaces FASB Statement No. 141, Business Combinations and retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.

In general, the main points of this Statement are that the assets acquired, liabilities assumed and non-controlling interests in the acquiree are stated at fair value as of the date of acquisition, that assets acquired and liabilities assumed arising from contractual contingencies are recognized as of the acquisition date, measured at their acquisition-date fair values and that contingent consideration is recognized at the acquisition date, measured at its fair value at that date.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

In February 2007, FASB issued FASB Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”), which permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:

•	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

•	Is irrevocable (unless a new election date occurs); and

•	Is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company has decided not to adopt the provisions of this standard for its Consolidated Financial Statements.

In September 2006, FASB issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted this standard as of January 1, 2008 and is still determining its impact on our Consolidated Financial Statements.

C.	Research and Development

Our research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Our research and development activities are geared towards offering patients new products and therapies in the area of dialysis and other extracorporeal therapies to improve their quality of life and increase their life expectancy. The quality and safety of our systems are a central focus of our research. Additionally, the research and development efforts aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and close contact with doctors, nurses and patients to keep track of and meet customer and patient needs. We conduct annual innovation meetings and developer conferences, at which employees from our worldwide research and development sites meet and exchange experience with each other and with representatives of our various market segments. We also maintain close contacts with universities and research institutions. To maintain and further enhance a continuous stream of product innovations, we have 355 full time equivalents working in research and development worldwide at December 31, 2007 and expect this number to grow slightly in 2008.

Research and development expenditures were $67 million in 2007, $51 million in 2006, and $51 million in 2005. We plan to spend more than $80 million on research and development in 2008, about 20% more than in 2007, mainly as a result of the RSI acquisition. For information regarding recent product introductions and improvements, see Item 4.B., “Information on the Company — Business Overview — New Product Introductions.”

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

In 2007, our research activities included the launch of our Body Composition Monitor, further development of the reliability and operation of our model 5008 dialysis machine, membrane technology research, development of a “global cycler” for peritioneal dialysis and application of extracorporeal therapies to treatment of other conditions. A discussion of each of these activities follows below.

Body Composition Monitor

In 2007, we launched the Body Composition Monitor (“BCM”), which marks the culmination of many years of development work. The BCM can determine a patient’s body composition (body water, fat-free body mass, and fat). These data, especially the percentage of body water, are essential for assessment of the exact condition of dialysis patients and selection of the optimal treatment. The hydration state (the water level) of kidney patients has an immediate influence on the state of their heart and vascular system and thus on their life expectancy, as cardiovascular diseases increase the mortality rate of dialysis patients considerably.

In dialysis treatment, both hyperhydration and dehydration should be avoided. Hyperhydration burdens and damages the cardiovascular system, while dehydration often leads to complications during treatment and impairs the quality of the patient’s life even further. Studies confirm that there is insufficient knowledge of these important patient data in most cases at present.

The BCM fills this knowledge gap. It is an easy-to-operate, inexpensive state-of-the art device that measures the impedance of the body at different frequencies and provides users with a comprehensive, clinically validated program for analyzing the data collected. The importance of the subject and the potential of the BCM method — which has been exploited only to a limited extent — suggest that this project, whose first step has been completed, could continue to be a focus of our R&D activities in the future.

5008 Hemodialysis Machine

As in previous years, the market launch of the 5008 hemodialysis machine was still largely at the center of our R&D department’s activities in 2007. We continue to focus on improving the reliability and operation of the machine in clinical use and under increasingly varied conditions in international applications. In our efforts to continuously improve the product, we take into account the considerable feedback from our own dialysis clinics and from other customers. Moreover, we are constantly refining the 5008, focusing on therapeutic, technical, and economic aspects of the machine.

With the development of the 5008, online hemodiafiltration (“HDF”) has become a standard feature rather than an exclusive technology for only a few users. In online HDF, the machine produces the required amounts of sterile and pyrogene-free infusion solution from standard bicarbonate dialysate. A growing number of clinical studies on the advantages of hemodiafiltration show that the method can lead to a 30% to 35% decrease in the mortality rate of kidney patients. Fresenius Medical Care is one of the first providers of commercially available online HDF machines. As online HDF becomes increasingly widespread as a standard treatment, our R&D work will center on improving technical aspects of this treatment method.

The 5008 machine continues the use of intelligent physiological controls and measuring procedures to monitor the course of the treatment: these include body temperature regulation (by means of the Blood Temperature Monitor, automatic regulation of weight loss through ultrafiltration (by means of the Blood Volume Monitor), and online measurement of the dialysis dose achieved (by means of the Online Clearance Monitor). In 2007, the R&D department focused mainly on the necessary adjustments and technological improvements to these controls and procedures.

Membrane Technology

We believe that the Fresenius Polysulfone membrane in its different variants defines state of the art in membrane technology. It is still possible to adapt membranes and even complete dialyzers to special new therapy variants and to further improve their efficiency. Our R&D departments also deal with this as part of their long-term product care and refinement efforts.

Conventional dialyzers and filters are characterized by their non-specific removal of substances that are dissolved in the patients’ blood. Advancements made in recent years in research on so-called uremic toxins give hope that membranes might be developed with specific properties that can filter targeted substances from patients’ blood. The acquisition of RSI in 2007 will enable further synergies to be tapped between our R&D departments. RSI specializes in the field of dialysis regeneration using enzyme-based sorbent systems. The main aim of these systems is to reduce the amount of water needed for hemodialysis treatment from about 120 liters at present to around five or six liters. In addition, the adsorber cartridge assumes the function of the costly water-processing unit, enabling the system to use drinking water. The long-term use of such sorbent systems is of particular interest to the R&D department because they also hold the prospect of removing specific toxins from patients’ blood.

We are also working on membranes which can release pharmaceutical agents into patients’ blood, grouped under the term “pharma tech”. By attaching appropriate ligands — special molecules — to the membrane surface, we enable these membranes to take on special properties. This work is still at an early stage.

Peritoneal Dialysis

Peritoneal dialysis (“PD”) has gained in importance in recent years. Fresenius Medical Care offers various types of high-quality, high-performance machines for automated peritoneal dialysis (“APD”) (“cycler”).

The R&D department is currently working on a global cycler. The goal is to offer high-quality APD at an optimized cost worldwide. The use of a common technological platform for this project is an important step in this direction.

Further Extracorporeal Methods

The extracorporeal treatment of blood is one of Fresenius Medical Care’s core competencies. Apart from its wide-ranging applications in the area of chronic hemodialysis, this technology is of fundamental importance for the treatment of acute kidney failure, liver failure, sepsis, and multi-organ failure. For this reason, Fresenius Medical Care has worked for many years on developing processes, machines, and disposable products to treat these illnesses. As they are predominantly acute and immediately life-threatening, these diseases are normally treated in the intensive care units of specialized hospitals. Fresenius Medical Care is working to develop machines and methods that help reduce the still drastically high mortality rates of people with these illnesses.

For example, Fresenius Medical Care is developing the Microspheres-Based Detoxification System (“MDS”) together with the Center for Biomedical Technology at the Danube University Krems. The MDS is specially geared to the treatment of sepsis and multi-organ failure. The MDS uses an innovative extracorporeal circuit in which a certain amount of blood plasma is constantly removed from the patient’s blood via a membrane and introduced into a secondary circuit. In this circuit, specific adsorbers in the form of microspheres are added to the plasma, which contains messenger substances that are important for these patients. The direct contact between the adsorber material in this suspension and the blood plasma causes materials to be removed much more effectively. The use of specific adsorbers would enable the targeted removal of individual substances without the loss of other materials that might be important for the patient’s survival. In a second step, a suitable filter prevents the adsorber microspheres from entering the blood of the patient, ensuring that they remain in the extracorporeal circuit. We hope to significantly improve the situation of these patients with this treatment by potentially adapting flexibly to the dynamic course of the illness.

Liver failure plays a special role in the area of acute organ failure. The number of cases of acute and chronic liver failure is rising. This is partly due to the increasing incidence of viral liver infections (predominantly Hepatitis B and C), as well as to the effects of drug and alcohol abuse. For some years now, Fresenius Medical Care has used the Prometheus system, an extracorporeal method, to temporarily support liver function. In addition to special filters and adsorbers, this system uses the proven 4008 technology for circulation outside the body. In conjunction with this therapy system, we are currently conducting a multicentric international Prometheus European Liver Disease Outcome Study.

There are also a number of promising approaches for treating liver failure in which the complex liver function is reproduced by living cells in an extracorporeal system. We are currently focusing our R&D activities in this area on obtaining cells by means of suitable stem cell technologies, working exclusively with adult stem cells.

D.	Trend information

For information regarding significant trends in our business, see Item 5.A., “Operating Financial Review and Prospects.”

Item 6.  Directors, Senior Management and Employees

A.	Directors and senior management

General

As a partnership limited by shares, under the German Stock Corporation Act, our corporate bodies are our general partner, our supervisory board and our general meeting of shareholders. Our sole general partner is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see Item 6C, below, “Directors, Senior Management and Employees — Board Practices — The Legal Structure of Fresenius Medical Care AG & Co. KGaA.”

The general partner has a Supervisory Board and a Management Board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our general partner and on our supervisory board.

The General Partner’s Supervisory Board

The Supervisory Board of Management AG consists of six members who are elected by Fresenius SE as the sole shareholder of Management AG. Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the general partner’s Supervisory Board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the general partner, or any affiliate of any of them.

Each of the members of the general partner’s Supervisory Board (other than William P. Johnston) was also a member of the supervisory board of FMC-AG at the time of registration of the transformation of legal form. Unless resolved otherwise by the general meeting of shareholders, their terms of office as members of the Supervisory Board of Management AG will expire at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius SE, as sole shareholder of the general partner. Neither our shareholders nor the separate supervisory board of FMC-AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.

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

The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2007.

Age as of
December 31,
Name	2007

Dr. Ulf M. Schneider, Chairman	42
Dr. Dieter Schenk, Vice-Chairman	55
Dr. Gerd Krick(1)	69
Dr. Walter L. Weisman(1)(2)	72
John Gerhard Kringel(1)(2)	68
William P. Johnston(1)(2)	63

(1)	Members of the Audit and Governance Committee of FMC-AG & Co. KGaA

(2)	Independent director for purposes of our pooling agreement

DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG from April 15, 2005. He was a member of the Fresenius Medical Care AG Supervisory Board from May 2004 and Chairman of its Supervisory Board until the effective date of the transformation when he resigned upon the Company’s transformation to a KGaA. He was Chief Financial Officer of FMC-AG from November 2001 until May 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is Chairman of the Supervisory Board of Fresenius Kabi AG, HELIOS Kliniken GmbH, Eufets AG and Fresenius Medical Care Groupe France S.A.S., France. He is member of the Supervisory Board of Fresenius Kabi Austria GmbH, Austria, Fresenius Kabi Espana S.A., Spain and Fresenius HemoCare Nederlands B.V., Netherlands. Dr. Schneider is member of the Board of Directors of FHC (Holdings), Ltd., Great Britain.

DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005 and was Vice Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also Vice Chairman of the Supervisory Board of Fresenius SE. He also serves as a member and chairman of the Supervisory Board of Gabor Shoes AG, NSL Consulting AG and TOPTICA Photonics AG and Vice-Chairman of the Supervisory Board of Greiffenberger AG.

DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form. He is also Chairman of the Supervisory Boards of FMC-AG & Co. KGaA and Fresenius SE. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Vice-Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, Cayman Islands and member of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G. He is also the Chairman of the Supervisory Board of VAMED AG, Austria and member of the Supervisory Board of Allianz Private Krankenversicherungs-AG.

JOHN GERHARD KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form. His election to the Supervisory Board was subsequently approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC, River Walk, LLC and is Advisory Board member of Visionary Medical Device Fund. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbot Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks.

DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former President and Chief Executive Officer of American Medical International, Inc. Dr. Weisman is Vice-Chairman and Lead Director of Maguire Properties, Inc. and member of the Management Board of Occidental Petroleum Corporation. He is Vice-Chairman of the Board of Trustees for the California Institute of Technology, life trustee of the Board of Trustees of the Los Angeles County Museum of Art, Chairman of the Board of Trustees of the Sundance Institute, and Vice-Chairman of the Board of Trustees of the Samuel H. Kress Foundation.

WILLIAM P. JOHNSTON was elected to the Supervisory Board of Management AG on August 30, 2006. He has been a member of the Supervisory Board of FMC-AG & Co. KGaA since May 2006. In February 2008, Mr. Johnston was appointed as a member of the Board of Directors of HCR-MANOR CARE, INC. He was the former Chairman of the Board of Directors of Renal Care Group, Inc. Mr. Johnston is a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc., LifeCare Holdings, Inc. and Multiplan, Inc. Mr. Johnston is a member of the Board of Directors and the Investment Committee of Georgia O’Keeffe Museum.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire at our Annual General Meeting in the years listed below.

The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2007. Each of the members of the general partner’s Management Board listed below held the same position on the Management Board of Fresenius Medical Care AG until the transformation of legal form.

	Age as of
	Dec 31,		Year term
Name	2007	Position	expires

Dr. Ben J. Lipps	67	Chairman of the Management Board, Chief Executive Officer of Management AG	2011
Roberto Fusté	55	Chief Executive Officer for Asia Pacific	2011
Dr. Emanuele Gatti	52	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2010
Lawrence Rosen	50	Chief Financial Officer	2011
Dr. Rainer Runte	48	General Counsel and Chief Compliance Officer	2010
Rice Powell	52	Co-Chief Executive Officer, Fresenius Medical Care North America and President and CEO of Renal Therapy Group (“RTG”) of Fresenius Medical Care in North America	2011
Mats Wahlstrom	53	Co-Chief Executive Officer, Fresenius Medical Care North America and President and CEO of Medical Services of Fresenius Medical Care in North America	2011

DR. BEN J. LIPPS became Chairman and Chief Executive Officer of the Management Board of Management AG on December 21, 2005. He held such positions in FMC-AG from May 1, 1999 until the transformation of legal form and was Vice Chairman of the Management Board from September until May 1999. He was Chief Executive

Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He has been active in the field of dialysis for more than 35 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.

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

DR. RAINER RUNTE became a member of the Management Board of Management AG and General Counsel and Chief Compliance Office on December 21, 2005. He was a member of the Management Board for Law & Compliance of FMC-AG from January 1, 2004 until the transformation of legal form, and has worked for the Fresenius group for 14 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.

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

RICE POWELL became a member of the Management Board of Management AG on December 21, 2005. He was a member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America and President and CEO of Renal Therapy Group (“RTG”) of Fresenius Medical Care in North America. He has more than 30 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).

MATS WAHLSTROM became a member of the Management Board of Management AG on December 21, 2005. He was member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America and President and CEO of Medical Services of Fresenius Medical Care in North America. He has nearly 22 years of experience in the renal field. From 1983 to 1999, Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG KGaA in a general meeting. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but will, nevertheless retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. (See Item 6C, below, “Directors, Senior Management and Employees — Board Practices — The Legal Structure of FMC-AG & Co. KGaA.”).

The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom —  Messrs. Schenk, Krick, Kringel, Weisman and Johnston — are also members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of those members of the Supervisory Board of FMC-AG & Co. KGaA, (see “The General Partner’s Supervisory Board,” above). The name, age, term of office and business experience of the sixth member of the Supervisory Board of FMC-AG & Co. KGaA is as follows:

PROF. DR. BERND FAHRHOLZ, age 60, was a member of the Supervisory Board of Management AG from April 8, 2005 until August 30, 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form and a member of the Supervisory Board of FMC-AG & Co. KGaA following the transformation. He is partner in the law firm of Dewey Ballantine, LLP, and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the vice-chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004. Prof. Dr. Fahrholz is Chairman of the Supervisory Board of SMARTRAC N.V.

The terms of office of the aforesaid members of the Supervisory Board of FMC-AG KGaA will expire at the end of the general meeting of shareholders of FMC-AG KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal functions of the Supervisory Board of FMC-AG & Co. KGaA are to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the general partner’s Management Board. (see Item 6C, below, “Directors, Senior Management and Employees — Board Practices — The Legal Structure of FMC-AG & Co. KGaA.”) Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board and propose the Company’s auditors for approval by shareholders.

B.	Compensation

Report of the Management Board of Management AG, our General Partner

The following compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the principles applied for the determination of the compensation of the management board members of Fresenius Medical Care Management AG as general partner of Fresenius Medical AG & Co. KGaA and explains the amounts and structure of the management board compensation.

The compensation report is based on the recommendations of the German Corporate Governance Code and also includes the disclosures in accordance with the Commercial Code extended by the Act on the Disclosure of Management Board Compensation.

Compensation of the Management Board

The basis for the compensation of the management board was, in its structure and respective amount, determined by the supervisory board of Fresenius Medical Care Management AG. The objective of the compensation system is to enable the members of the management board to participate in the development of the business relative to their duties and performance and the successes in managing the economic and financial position of the company taking into account its comparable environment.

The compensation of the management board is, as a whole, performance oriented and consists of three elements in fiscal year 2007:

•	non-performance related compensation (basic salary)

•	performance related compensation (variable bonus)

•	components with long-term incentive effect (share options, share-based compensation with cash settlement)

Furthermore, three members of the management board had pension commitments in the reporting period.

The design of the individual components is based on the following criteria:

The non-performance-related compensation was paid in twelve monthly installments as basic salary in fiscal year 2007. In addition, the members of the management board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements and refunds of charges and additional contributions to pension and health insurance.

The performance-related compensation will also be granted for fiscal year 2007 as a variable bonus. The amount of the bonus in each case depends on the achievement of individual and common targets. For the total performance-related compensation, the maximum achievable bonus is fixed. The targets are measured on revenue growth, consolidated net income and operating income (EBIT) as well as the development of cash flow, are in part subject to a comparison with the previous year’s figures and can for another part be derived from the comparison of budgeted and actually achieved figures. Furthermore, targets are divided into group level targets and those to be achieved in individual regions. The regional targets also include in some cases special components for a three-year period, fiscal years 2006, 2007 and 2008 that link a special bonus component to the achievement of extraordinary financial targets connected to special integration measures, e. g. in connection with the acquisition of Renal Care Group in the U.S. The special components require an extraordinary increase in earnings. These special bonus components thereby consist in equal parts of cash payments and a share-based compensation based on the development of the stock exchange price of the Company’s ordinary shares. Once the annual targets are achieved, the cash is paid after the end of the respective fiscal year. The share-based compensation also to be granted yearly in these cases is subject to a three-year vesting period. The amount of cash payment of this share-based compensation corresponds to the share price of Fresenius Medical Care AG & Co KGaA ordinary shares on exercise, and is, for that reason, attributed to the long-term incentive compensation components.

For fiscal years 2007 and 2006 the amount of the cash payment of the management board of Fresenius Medical Care Management AG consisted of the following:

					Performance
	Non-Performance Related				Related		Cash Compensation
	Compensation				Compensation		(without long-term
	Salary		Other(3)		Bonus		Incentive Components)
	2007	2006(1)(2)	2007	2006(1)(2)	2007	2006(1)(2)	2007	2006(1)(2)
	(in thousands)		(in thousands)		(in thousands)		(in thousands)

Dr. Ben Lipps	$1,050	$1,050	$315	$189	$2,257	$2,043	$3,622	$3,282
Roberto Fusté	480	370	251	221	624	421	1,355	1,012
Dr. Emanuele Gatti	637	584	63	48	1,530	1,177	2,230	1,809
Rice Powell	700	700	46	20	1,541	1,267	2,287	1,987
Lawrence A. Rosen	548	424	115	105	1,197	935	1,860	1,464
Dr. Rainer Runte	452	414	41	39	979	760	1,472	1,213
Mats Wahlstrom	800	800	47	17	1,761	1,448	2,608	2,265

Total	$4,667	$4,342	$878	$639	$9,889	$8,051	$15,434	$13,032

(1)	Up to February 9, 2006 payment by Fresenius Medical Care AG.

(2)	From February 9, 2006 payment by Fresenius Medical Care Management AG as general partner in Fresenius Medical Care AG & Co. KGaA.

(3)	Includes, insurance premiums, private use of company cars, contributions to pension and health insurance and other benefits.

In fiscal year 2007 stock options based on the Stock Option Plan 2006 were granted as components with long-term incentive effect. The principles of the Stock Option Plan 2006 which was newly implemented in the previous fiscal year, are described in more detail in Item 6, E. Share Ownership under the heading “Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006” (see below). As of January 1, 2007, the Company had three further Employee Participation Programs secured by conditional capital which entitled their participants to convertible bonds or stock options and under which however, no further options could be issued.

In connection with these successful employee participation programs of the past fiscal years, Fresenius Medical Care AG and Co. KGaA implemented the above-mentioned Stock Option Plan 2006 in accordance with the approval resolution by the general meeting on May 9, 2006. In the course of the share split of three-for-one resolved by the Annual General Meeting on May 15, 2007, the Stock Option Plan 2006 was also amended. A total of 2,395,962 stock options were granted under the Stock Option Plan 2006 on July 30, 2007, of which 398,400 were granted to the members of the management board. At December 3, 2007, the second possible grant date of fiscal year 2007, no stock options were issued to members of the management board.

For fiscal years 2007 and 2006 the number and value of stock options issued and also the value of the share-based compensation is shown in the following table. The data contained therein take into account the share split resolved by the general meeting on May 15, 2007 and implemented by the Company with effect as of June 15, 2007.

	Components with Long-term Incentive Effect
	Stock Options				Share-based Compensation with Cash Settlement		Total
	2007	2006	2007	2006	2007	2006	2007	2006
	(Number)		(in thousands)		(in thousands)		(in thousands)

Dr. Ben Lipps	99,600	99,600	$1,318	$1,237	$1,243	$993	$2,561	$2,230
Roberto Fusté	49,800	49,800	659	619	0	0	659	619
Dr. Emanuele Gatti	49,800	49,800	659	619	366	360	1,025	979
Rice Powell	49,800	49,800	659	619	841	568	1,500	1,187
Lawrence A. Rosen	49,800	49,800	659	619	649	401	1,308	1,020
Dr. Rainer Runte	49,800	49,800	659	619	535	392	1,194	1,011
Mats Wahlstrom	49,800	49,800	659	619	961	648	1,620	1,267

Total	398,400	398,400	$5,272	$4,951	$4,595	$3,362	$9,867	$8,313

The stated values of the stock options granted to members of the management board in fiscal year 2007 correspond to their fair value at the time of grant, namely a value of $13.23 (€9.71) (2006 – $13.03 / €9.89) per stock option. The exercise price for the stock options granted is $46.22 (€33.91) (2006 – $40.16 / €30.49).

At the end of fiscal year 2007, the members of the management board held a total of 1,922,628 stock options (December 31, 2006 – 1,644,591 stock options).

On the basis of the financial targets achieved in fiscal year 2007, additional rights for share-based compensation with cash settlement amounting to $4,595,000 (2006 – $3,362,000) were earned. The number of shares will be determined by the supervisory board on the basis of the current share price.

The amount of the total compensation of the management board of Fresenius Medical Care Management AG for fiscal years 2007 and 2006 consisted of:

	Cash Compensation		Components with		Total Compensation
	(without long-term		long-term		(including long-term
	Incentive components)		Incentive Effect		Incentive Components)
	2007	2006	2007	2006(1)	2007	2006(1)
	(in thousands)		(in thousands)		(in thousands)

Dr. Ben Lipps	$3,622	$3,282	$2,561	$2,230	$6,183	$5,512
Roberto Fusté	1,355	1,012	659	619	2,014	1,631
Dr. Emanuele Gatti	2,230	1,809	1,025	979	3,255	2,788
Rice Powell	2,287	1,987	1,500	1,187	3,787	3,174
Lawrence A. Rosen	1,860	1,464	1,308	1,020	3,168	2,484
Dr. Rainer Runte	1,472	1,213	1,194	1,011	2,666	2,224
Mats Wahlstrom	2,608	2,265	1,620	1,267	4,228	3,532

Total	$15,434	$13,032	$9,867	$8,313	$25,301	$21,345

(1)	The prior year figures 2006 are adjusted to the presentation format for the year 2007, reflecting grant date fair value. In 2006 total compensation included the expense recognized in the fiscal year.

The components with long-term incentive effect can be exercised only after the expiry of the specified vesting period. Their value is recognized over the vesting period as expense in the respective fiscal year. The expenses attributable to fiscal years 2007 and 2006 are stated in the following table.

	Expense		Expense
	for Long-term		for Long-term		Total Expense
	Incentive		Incentive Components		for
	Components		by Share-based		Share-based
	with Equity Instruments		Compensation with Cash Settlement		Compensation
	2007	2006	2007	2006	2007	2006
	(in thousands)		(in thousands)		(in thousands)

Dr. Ben Lipps	$769	$483	$379	$0	$1,148	$483
Roberto Fusté	384	265	0	0	384	265
Dr. Emanuele Gatti	384	265	133	0	517	265
Rice Powell	378	224	224	0	602	224
Lawrence A. Rosen	398	246	147	0	545	246
Dr. Rainer Runte	384	264	144	0	528	264
Mats Wahlstrom	378	278	256	0	634	278

Total	$3,075	$2,025	$1,283	$0	$4,358	$2,025

The non-performance related compensation components and the basic structures of the performance-related compensation components are agreed in the service agreements with the individual management board members. The stock options are granted annually by the supervisory board to members of the management board.

Commitments to Members of the Management Board for the Event of the Ending of their Appointment

There are individual contractual pension commitments for the management board members Roberto Fusté, Dr. Emanuele Gatti and Lawrence R. Rosen. With regard to these pension commitments, Fresenius Medical Care as of December 31, 2007 has pension obligations of $3,192,997 (at December 31, 2006 – $1,698,544). The additions to pension obligations in fiscal year 2007 amount to $1,530,166 (2006 – $568,514). Each of the pension commitments provides a pension and survivor benefit, depending on the amount of the most recent basic salary, from the 65th year of life, or, in the case of termination because of professional or occupational incapacity, from the time of ending active work. The starting percentage of 30% increases with every year of service by 1.5 percentage points, 45% being the attainable maximum. 30% of the gross amount of any later income from an occupation of the management board member is set-off against the pension.

With the chairman of the management board, Dr. Ben Lipps, there is an individual agreement, instead of a pension provision, to the effect that, taking account of a competitive restriction after the ending of the employment contract/service agreement between him and Fresenius Medical Care Management AG, he can, for a period of ten years, act in a consultative capacity for the company. The consideration to be granted annually by Fresenius Medical Care Management AG in return would amount to approximately 46% of the non-performance related compensation components paid to him in the fiscal year 2007.

The management board members Dr. Emanuele Gatti, Rice Powell and Mats Wahlstrom have been granted benefits (severance, calculated on the basis of guaranteed simple annual income, based on the relevant basic salary) by individual agreements for the event that their employment with Fresenius Medical Care Management AG should end. One half of any additional compensation payments which the said management board members would be entitled to in connection with existing post-contractual prohibitions of competitive activity would be set-off against these severance payments. The employment contracts of management board members contain no express provisions for the case of a change of control.

Miscellaneous

In fiscal year 2007, no loans or advance payments of future compensation components were made to members of the management board of Fresenius Medical Care Management AG.

As far as legally permitted, Fresenius Medical Care Management AG undertook to indemnify the members of the management board against claims against them arising out of their work for the company and its affiliates, if such claims exceed their responsibilities under German law. To secure such obligations, the company concluded a Directors’ & Officers’ insurance with an appropriate excess. The indemnity applies for the time in which each member of the management board is in office and for claims in this connection after the ending of the membership of the management board in each case.

Former members of the management board did not receive any compensation in fiscal year 2007.

Compensation of the Supervisory Board of Fresenius Medical Care & Co KGaA and Supervisory Board of Management AG

Our supervisory board consists of six members, five of whom are also members of the supervisory board of Management AG, our general partner. Management AG has one additional supervisory board member who is not a member of our supervisory board. Each member of our supervisory board is paid an annual retainer fee of $80,000. The Chairman is paid twice that amount and the Vice-Chairman 150% of that amount. Supervisory Board members are reimbursed for their reasonable travel and accommodation expenses, including value added tax, incurred with respect to their duties as Supervisory Board members. Supervisory board members who serve on committees receive an additional retainer of $30,000 per year ($50,000 per year in the case of committee chairs). In accordance with our by-laws, we pay 50% of the fees directly to the board member for the five supervisory board members who are also members of the Management AG board and 100% of the sixth (unaffiliated) member’s compensation directly to him. For the year ended December 31, 2007, we paid $598,584 in the aggregate directly to our board members. In addition, under the management agreement with our general partner, the general partner pays the remaining 50% of the retainer fees of five members of our supervisor board and 100% of the fees payable to the general partner’s sixth board member (who is unaffiliated with FMC-AG & Co. KGaA or its the Supervisory Board). By agreement, we reimburse Management AG for 100% of all fees it incurs (including compensation paid to the general partner’s supervisory board), which were $478,754 in the aggregate. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

C.	Board Practices

For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Fresenius Medical Care Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see Item 6.A. above. We do not have a compensation committee. Prior to the transformation, the Supervisory Board of FMC-AG performed the functions usually performed by a remuneration committee, and those functions, including review of the compensation of the members of the general partner’s Management Board, are now performed by the general partner’s Supervisory Board. The current Audit and Corporate Governance Committee of FMC-AG & Co. KGaA consists of Dr. Gerd Krick, Prof. Dr. Bernd Fahrholz, Dr.Walter L. Weisman, William P. Johnston and John Gerhard Kringel, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•	overseeing management’s conduct or our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•	monitoring our internal controls risk program;

•	monitoring our corporate governance performance according to the German corporate governance codex;

•	monitoring the independence and performance of our outside auditors;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	retaining the services of our independent auditors (subject to the approval by our shareholders at our Annual General Meeting) and approval of their fees; and

•	pre-approval of all audit and non-audit services performed by KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, the accounting firm which audits our consolidated financial statements.

In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we, together with Fresenius SE (Fresenius AG prior to its transformation of legal form from a stock corporation to a European Company) and our general partner, Management AG, established two additional committees. These committees are:

•	A joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including

•	transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue, and

•	acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

•	An Audit and Corporate Governance Committee within the Supervisory Board of FMC-AG & Co. KGaA consisting of five members, at least two of whom shall be persons with no significant business, professional or personal connection with FMC-AG & Co. KGaA or any of our affiliates, apart from membership on our supervisory board or the supervisory board of Management AG or Fresenius SE. The Audit and Corporate Governance Committee will be responsible for reviewing the report of our general partner on relations with related parties and for reporting to the overall supervisory board thereon. In addition to these functions, the Audit and Corporate Governance Committee has acted as our audit committee since it was established.

Governance Matters

American Depositary Shares representing our Ordinary shares and our Preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, except for the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A. Instead, the NYSE requires that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards. A summary of the most significant differences is contained in our “NYSE Declaration” posted under “Corporate Governance” on the Investor Relations page of our web site, www.fmc-ag.com.

The Legal Structure of FMC-AG & Co. KGaA

A partnership limited by shares, or KGaA is a mixed form of entity under German corporate law, which has elements of both a partnership (Kommanditgesellschaft) and a stock corporation (Aktiengesellschaft). Like a stock corporation, the share capital of a KGaA is held by its shareholders. A KGaA and a stock corporation (including a European Stock Corporation) are the only legal forms provided by German law for entities whose shares trade on the stock exchange. A KGaA is similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand. The general partner of FMC-AG & Co. KGaA is Management AG, a wholly-owned subsidiary of Fresenius SE.

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

KGaA shareholders exercise influence in the general meeting through their voting rights but, in contrast to a stock corporation, the general partner of a KGaA has a veto right with regard to material resolutions and changes to the KGaA’s articles of association. The members of the supervisory board of a KGaA are elected by the general meeting as in a stock corporation. However, since the supervisory board of a KGaA has less power than the supervisory board of a stock corporation, the indirect influence exercised by the KGaA shareholders on the KGaA via the supervisory board is also less significant than in a stock corporation. For example, the supervisory board is not usually entitled to issue rules of procedure for management or to specify business management measures that require the supervisory board’s consent. The status of the general partner or general partners in a KGaA is stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing veto rights regarding material resolutions adopted by the general meeting and (iii) the independence of the general partner from the influence of the KGaA shareholders as a collective body.

After formation, the articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a qualified 75% majority and with the consent of the general partner. Therefore, neither group of owners (i.e., the KGaA shareholders and the general partners) can unilaterally amend the articles of association without the consent of the other group. Fresenius SE will, however, continue to be able to exert significant influence over amendments to the articles of association of FMC-AG & Co. KGaA through its ownership of a significant percentage of the Company’s ordinary shares after the transformation, since such amendments require a 75% vote of the shares present at the meeting rather than three quarters of the outstanding shares.

Fresenius SE’s control of the Company through ownership of the general partner is conditioned upon its ownership of a substantial amount of the Company’s share capital. (See “The Articles of Association of FMC-AG & Co. KGaA — Organization of the Company,” below.)

Management and Oversight

The management structure of FMC-AG & Co. KGaA is illustrated as follows (percentage ownership amounts refer to ownership of the Company’s total share capital of all classes):

General Partner

Management AG, a stock corporation and a wholly owned subsidiary of Fresenius SE, is the sole general partner of FMC-AG & Co. KGaA and will conduct its business and represent it in external relations. Use of a stock corporation as the legal form of the general partner enables the Company to maintain a management structure substantially similar to FMC-AG’s management structure prior to the transformation. The internal corporate governance structure of the general partner is substantially similar to the prior structure at FMC-AG. In particular, the general partner has substantially the same provisions in its articles of association concerning the relationship between the general partner’s management board and the general partner’s supervisory board and, subject to applicable statutory law, substantially the same rules of procedure for its executive bodies. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €1.5 million.

The general partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the general partner will be compensated for all outlays in connection with conducting the business of the Company, including the remuneration of members of the general partner’s management board and supervisory board. (See “— The Articles of Association of FMC-AG & Co. KGaA — Organization of the Company” below.) FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The general partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. AG & Co. KGaA. This payment of €60,000 per annum constitutes a guaranteed return on Fresenius SE’s investment in the share capital of Management AG. This payment is required for tax reasons, to avoid a constructive dividend by the general partner to Fresenius SE in the amount of reasonable compensation for undertaking liability for the obligations of Fresenius Medical Care AG & Co. KGaA. FMC-AG & Co. KGaA will also reimburse the general partner for the remuneration paid to the members of its management board and its supervisory board.

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

The members of the management board of Management AG are the same persons who constituted the Management Board of FMC-AG at the effective time of the transformation. Five of the six members of the supervisory board of FMC-AG & Co. KGaA are also members of the supervisory board of Management AG. The Company and Fresenius SE have entered into a pooling agreement requiring that at least one-third (and not less than two) members of the general partner’s supervisory board be “independent directors” — i.e., persons without a substantial business or professional relationship with the Company, Fresenius SE, or any affiliate of either, other than as a member of the supervisory board of the Company or the general partner. (See “Item 10B. Additional Information — Articles of Association — Description of the Pooling Arrangements.”)

Supervisory Board

The supervisory board of a KGaA is similar in certain respects to the supervisory board of a stock corporation. Like the supervisory board of a stock corporation, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The supervisory board is elected by the KGaA shareholders at the general meeting. Shares in the KGaA held by the general partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE will not be entitled to vote its shares for the election of FMC-AG & Co. KGaA’s supervisory board.

Although Fresenius SE will not be able to vote in the election of FMC-AG & Co. KGaA’s supervisory board, Fresenius SE will nevertheless retain influence on the composition of the supervisory board of FMC-AG & Co. KGaA. Because (i) five of the six former members of the FMC-AG supervisory board continued in office as five of the six initial members of the supervisory board of FMC-AG & Co. KGaA (except for Dr. Ulf M. Schneider) and (ii) in the future, the FMC-AG & Co. KGaA supervisory board will propose future nominees for election to its supervisory board (subject to the right of shareholders to make nominations), Fresenius SE is likely to retain influence over the selection of the supervisory board of FMC-AG & Co. KGaA. In addition, under our articles of association, a resolution for the election of members of the supervisory board requires the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the need to apply for court appointment of members to the supervisory board after the end of the terms of the members in office at the effective time of the transformation. Any such application would be made by the general partner on behalf of FMC-AG & Co. KGaA The supervisory board of FMC-AG & Co. KGaA has less power and scope for influence than the supervisory board of the Company as a stock corporation. The supervisory board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies. Nor may the supervisory board subject the management measures of the general partner to its consent, or issue rules of procedure for the general partner. Management of the Company will be conducted by the management board of the general partner and only the supervisory board of the general partner (all of whose members will be elected solely by Fresenius SE) has the authority to appoint or remove them. FMC-AG & Co. KGaA supervisory board will represent FMC-AG & Co. KGaA in transactions with the general partner.

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

The supervisory board of a KGaA is, in principle, elected by all shareholders of the KGaA at the general meeting. Although Fresenius SE, as sole shareholder of the general partner of the Company is not entitled to vote its shares in the election of the supervisory board of FMC-AG & Co. KGaA, Fresenius SE will retain a degree of influence on the composition of the supervisory board of FMC-AG & Co. KGaA (See “The Supervisory Board,” above.)

Under German law, resolutions may be adopted by the vote of a majority of the shares present at the meeting. Therefore, based on Fresenius SE’s ownership of approximately 36.4% of the Company’s voting ordinary shares, as long as less than approximately 72.7% of the Company’s ordinary shares are present at a meeting, Fresenius SE will continue to possess a controlling vote on most matters presented to the shareholders, other than election of the supervisory board and the matters subject to a ban on voting as set forth below, at least until the Company issues additional ordinary shares in a capital increase in which Fresenius SE does not participate.

Fresenius SE is subject to various bans on voting at general meetings due to its ownership of the general partner. Fresenius SE is banned from voting on resolutions concerning the election and removal from office of the FMC-AG & Co. KGaA supervisory board, ratification or discharge of the actions of the general partner and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies, the waiver of compensation claims, and the selection of auditors of the annual financial statements.

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

The Articles of Association of FMC-AG & Co. KGaA

The articles of association of FMC-AG & Co. KGaA are based on the articles of association of FMC-AG, particularly with respect to capital structure, the supervisory board and the general meeting. Other provisions of the articles of association, such as those dealing with management of FMC-AG & Co. KGaA, have been adjusted to the KGaA legal form. Certain material provisions of the articles of association are explained below, especially variations from the articles of association of FMC-AG. The following summary is qualified in its entirety by reference to the complete form of articles of association of FMC-AG & Co. KGaA, an English translation of which is on file with the SEC. In addition, it can be found on the Company’s website under www.fmc-ag.com.

Organization of the Company

The articles of association of FMC-AG & Co. KGaA contain several provisions relating to the general partner of FMC-AG & Co. KGaA. The general partner is Management AG with its registered office in Hof an der Saale, Germany.

Under the articles of association, possession of the power to control management of the Company through ownership of the general partner is conditioned upon ownership of a specific minimum portion of the Company’s share capital. Under German law, Fresenius SE could significantly reduce its holdings in the Company’s share capital while at the same time retaining its control over the Company through ownership of the general partner. Under the Company’s prior legal structure as a stock corporation, a shareholder had to hold more than 50% of the Company’s voting ordinary shares to exercise a controlling influence. If half the Company’s total share capital had been issued as preference shares (the maximum permissible by law), such controlling interest would represent more than 25% of the Company’s total share capital. This minimum threshold for control of more than 25% of the total share capital of a stock corporation is the basis for a provision in the articles of association FMC-AG & Co. KGaA requiring that a parent company within the group hold an interest of more than 25% of the share capital of FMC-AG & Co. KGaA. As a result, the general partner will be required to withdraw from FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company’s share capital. The effect of this provision is that the parent company within the group may not reduce its capital participation in FMC-AG & Co. KGaA below such amount without causing the withdrawal of the general partner. The articles of association also permit a transfer of all shares in the general partner to the Company, which would have the same effect as withdrawal of the general partner.

The articles of association also provide that the general partner must withdraw if the shares of the general partner are acquired by a person who does not make an offer under the German Securities Acquisition and Takeover Act to acquire the shares of the Company’s other shareholders within three months of the acquisition of the general partner. The consideration to be offered to shareholders must include any portion of the consideration paid for the general partner’s shares in excess of the general partner’s equity capital, even if the parties to the sale allocate the premium solely to the general partner’s shares. The Company’s articles of association provide that the general partner can be acquired only by a purchaser who at the same time acquires more than 25% of FMC-AG & Co. KGaA’s share capital. These provisions would therefore trigger a takeover offer at a lower threshold than the German Securities Acquisition and Takeover Act, which requires that a person who acquires at least 30% of a company’s shares make an offer to all shareholders. The provisions will enable shareholders to participate in any potential control premium payable for the shares of the general partner, although the obligations to make the purchase offer and extend the control premium to outside shareholders could also discourage an acquisition of the general partner, thereby discouraging a change of control.

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

Annual Financial Statement and Allocation of Profits

The articles of association of FMC-AG & Co. KGaA on rendering of accounts require that the annual financial statement and allocation of profits of FMC-AG & Co. KGaA be submitted for approval to the annual general meeting of the Company.

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

At December 31, 2007, we had 61,406 employees as compared to 58,803 at December 31, 2006, and 47,521 at December 31, 2005. They are employed in our principal segments as shown in the chart below. The 8% increase in 2007 was mainly due to the acquisition of Excelsior in Taiwan and the purchase of a production site in China for our International segment, the strong organic growth of our dialysis care business in North America and for Corporate, the inclusion of RSI as a Corporate acquisition. The following table shows the number of employees by segment and our major category of activities for the last three fiscal years.

	2007	2006	2005

North America
Dialysis Care	32,087	31,431	24,737
Dialysis Products	7,007	6,110	5,392

	39,094	37,541	30,129

International
Dialysis Care	13,728	11,663	10,626
Dialysis Products	8,454	7,545	6,715

	22,182	19,208	17,341

Corporate	130	54	51
Total Company	61,406	56,803	47,521

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

As of December 31, 2007, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2007 Management Board members of the General Partner held options to acquire 1,922,628 ordinary shares of which options to purchase 1,031,241 ordinary shares were exercisable at a weighted average exercise price of €17.98 ($26.47). Those options expire at various dates between 2008 and 2014.

Options to Purchase Our Securities

Stock Option and Other Share Based Plans

Incentive plan

During fiscal year 2007, Fresenius Medical Care Management AG granted performance related compensation to the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share-based compensation based on Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured on operating income and cash flow. These performance targets relate to a three-year period comprising the fiscal years 2006, 2007 and 2008 only. Once the annual targets are achieved, the cash portion of the award is paid after the end of the respective fiscal year and the share-based compensation part is granted but subject to a three-year vesting period. The payment of the share-based compensation part corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The initial share-based compensation incurred under this plan for target years 2007 and 2006 was $4,595 and $3,362, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

On May 9, 2006, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established by resolution of our annual general meeting with a conditional capital increase up to €12,800,000 subject to the issue of up to 5 million no par value bearer ordinary shares with a nominal value of €2.56 each. On May 15, 2007, the annual general meeting resolved a share split in a ratio of three-for-one (the “Share Split”) together with a capital increase from the Company’s own funds that would result in each ordinary share having a €1.00 nominal value. The capital increase was accomplished by a transfer from the Company’s paid in capital to the ordinary and preference shares no par value, all within the equity section of the Company’s balance sheet. Following the Share Split and capital increase, which became effective June 15, 2007, the 2006 Plan was amended accordingly (the “Amended 2006 Plan”) As a result, the conditional capital was adjusted to be increased up to €15,000,000 subject to the issue of up to 15 million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the Amended 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the Management Board of the General Partner, up to three million options designated for members of management boards of our direct or indirect subsidiaries and up to nine million options designated for our managerial staff members and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the Amended 2006 Plan.

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to satisfaction of success targets, which were adjusted in connection with the Share Split, measured over a three-year period from the grant date. For each such year, the success target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The success targets for 2007 and 2006 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year’s grants. Vesting of the portion or portions of a grant for a year or years in which the success target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, we have the right to issue ordinary shares we own or we purchase in the market in place of increasing capital by the issuance of new shares.

During 2007, we awarded 2,395,962 options, including 398,400 to members of the Management Board of the General Partner, at a weighted average exercise price of $46.22 (€33.91), a weighted average fair value of $13.23 (€9.71) each and a total fair value of $31,709,000, which will be amortized on a straight line basis over the three-year vesting period. For information regarding options granted to each member of the general partner’s management board, see “Compensation of Management Board and our Supervisory Board — Remuneration Report.”

Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

At December 31, 2007, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the Preference shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the Preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value, as adjusted in accordance to the Share Split. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one Preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan could be issued each year through May 22, 2006. Effective May 2006, no further grants could be issued under the 2001 plan.

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

At December 31, 2007, the Management Board members of the General Partner, held 1,922,628 stock options for ordinary shares and employees of the Company held 8,050,813 stock options for ordinary shares with an average remaining contractual life of 5.96 years and 275,426 stock options for preference shares with an average remaining contractual life of 4.6 years with 201,629 exercisable preference options at a weighted average exercise price of $21.74 and 3,334,933 exercisable ordinary options at a weighted average exercise price of $30.03.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Receipt (“ADR”) form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Trading Act (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply to option agreements (excluding the 3% threshold).

We have been informed that as of December 31, 2007, Fresenius SE owned 36.4%, of our Ordinary shares. Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2007, 22,496,663 Ordinary ADSs, each representing one Ordinary share, were held of record by 4,863 U.S. holders and there were 96,233 Preference ADSs, each representing one Preference share, held of record by 1 U.S. holder. We estimate that Ordinary shares and Preference shares held directly by U.S. holders accounted for less than 8% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2007. For more information regarding ADRs and ADSs (see “Item 10.B. Memorandum and Articles of Association — Description of American Depositary Receipts.”)

Security Ownership of Certain Beneficial Owners of Fresenius SE

Fresenius SE’s share capital consists of ordinary shares and non-voting preference shares. Both classes of shares are issued only in bearer form. Accordingly, Fresenius SE has no way of determining who its shareholders are or how many shares any particular shareholder owns. However, under the German Securities Trading Act , holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

Based on the most recent information available, Else Kröner-Fresenius Foundation owns approximately 60% of the Fresenius SE Ordinary shares. According to Allianz Lebensversicherungs-AG, they hold between 5%-10% of the Fresenius SE Ordinary shares.

B.	Related party transactions

In connection with the formation of FMC-AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in the second half 1996, Fresenius SE and its affiliates and Fresenius Medical Care and its affiliates entered into several agreements for the purpose of giving effect to the merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius SE and their affiliates. The following descriptions are not complete and are qualified in their entirety by reference to those agreements which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

Dr. Dieter Schenk, Vice Chairman of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also a member of the Supervisory Board of Fresenius SE, and Dr. Ulf M. Schneider, Chairman of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board and CEO of Fresenius SE.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than Fresenius Medical Care AG & Co. KGaA and its subsidiaries.

Real Property Lease

We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half of 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius SE, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €14.0 million, which was approximately $19.2 million as of December 31, 2007, exclusive of maintenance and other costs, and is subject to escalation, based upon the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. In December 2006, the Company exercised its option to renew the lease for manufacturing facilities and the other leases were amended to extend their terms and add renewal options. The leases for the other facilities have a term of ten years. In December 2007, we amended the lease for the Schweinfurt, Germany facility, to add additional manufacturing capacity. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, our principal German subsidiary, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius SE’s dialysis business, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•	to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•	to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•	to use “Fresenius Medical Care” as a trade name in both the renal business and the National Medical Care non-renal business.

We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names. After the expiration of Fresenius SE’s ten-year covenant not to compete with us, Fresenius SE may use “Fresenius” in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that the name used by Fresenius SE is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE will share equally any royalties from licenses of the Biofine intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE has transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements

We produce most of our products in our own facilities. However, Fresenius SE manufactures some of our products for us, principally dialysis concentrates, at facilities that Fresenius SE retained. These facilities are located in Brazil and France. Conversely, a facility in Italy that Fresenius SE transferred to us produces products for Fresenius Kabi AG, a subsidiary of Fresenius SE.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements include a unit cost component for each product and an annual fixed cost charge for each facility. The unit cost component, which is subject to annual review by the parties, is intended to compensate the supplier for variable costs such as costs of materials, variable labor and utilities. The fixed cost component generally will be based on an allocation of the 1995 fixed costs of each facility, such as rent, depreciation, production scheduling and quality control. The fixed cost component will be subject to adjustment by good-faith negotiation every twenty-four months. If the parties cannot agree upon an appropriate adjustment, the adjustment will be made based on an appropriate consumer price index in the country in which the facility is located. During 2007, we sold products to Fresenius SE in the amount of $34.1 million . In 2007, we made purchases from Fresenius SE in the amount of $52.3 million.

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

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2007, Fresenius SE and its affiliates charged us approximately $44.1 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing, patent administration and warehousing. For 2007, we charged approximately $9.8 million to Fresenius SE’s and subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

We are party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which we or our subsidiaries may request and receive one or more advances up to an aggregate amount of $400 million during the period ending March 31, 2011. See Item 5.B., “Operating and Financial review and Prospects — Liquidity and Capital Resources.” During 2007, we received advances between €2 million and €31 million which carried interest at rates between 4.37% and 5.105% per annum. On December 31, 2007, the Company had advances outstanding with Fresenius SE in the amount of $2.3 million with an interest rate of 4.1%.

Other Interests

Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under our Prior Credit Agreement. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius SE, is a partner in the law firm of Nörr Stiefenhofer Lutz Partnerschaft, which has provided legal services to Fresenius SE and Fresenius Medical Care. During 2007, Nörr Stiefenhofer Lutz was paid approximately $1 million for these services. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius SE. Dr. Schenk is also the chairman of the administration board of Else Kröner-Fresenius-Stiftung.

Under the articles of association of FMC-AG & Co. KGaA, we will pay Fresenius SE a guaranteed return on its capital investment in our general partner. See “The Legal Structure of FMC-AG & Co. KGaA,” above.

General Partner Reimbursement

Management AG, the Company’s General Partner, is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to

Management AG for 2007 was approximately $10.3 million for its management services during 2007 including $0.082 million as compensation for their exposure to risk as General Partner. The Company’s Articles of Association fix this compensation at 4% of the amount of the General Partner’s invested capital (€1.5 million).

Item 8.  Financial information

The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.  Legal Proceedings

The information in Note 18 of the Notes to Consolidated Financial Statements in Part III, Item 18 of this report is incorporated by this reference in response to this item.

8.A.8.  Dividend Policy

We generally pay annual dividends on both our preference shares and our ordinary shares in amounts that we determine on the basis of Fresenius Medical Care AG & Co. KGaA’s prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders, as amended by the general meeting of shareholders held on May 15, 2007, resolving a share split in a ratio of three-for-one, effective as of June 15, 2007. Under our articles of association, the minimum dividend payable on the preference shares is € 0.04 per share and, if we declare dividends, holders of our preference shares must receive € 0.02 per share more than the dividend on an ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our preference shares before we pay dividends declared on our ordinary shares.

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

Per Share Amount	2007	2006	2005

Preference share	€0.49	€0.43	€0.39
Ordinary share	€0.47	€0.41	€0.37

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2007 payable in 2008 of €0.56 per preference share and €0.54 per ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 20, 2008.

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

Our shares have been listed on the Official Market (Amtlicher Markt) of the Frankfurt Stock Exchange, which has been combined with another market and renamed as the Regulated Market (Regulierier Markt) as of November 1, 2007, and on the sub-segment Prime Standard of the Regulated Market. The Prime Standard is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or US-GAAP); publication of a company calendar; convening of at least one analyst conference per year; publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX, the index of 30 major German stocks.

Since October 1, 1996, ADSs each originally representing one-third of an Ordinary share and, commencing June 15, 2007, each representing one Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each originally representing one-third of a Preference share and, commencing June 15, 2007, each representing one Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS/P. At December 31, 2007, there were 96,233 preference ADSs outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, the trading market for the preference ADSs is highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference ADSs falls below 100,000, that preference ADSs could be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is Bank of New York Mellon (the “Depositary”).

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the seven German stock exchanges. As of May, 2007, the most recent figures available, the shares of more than 8,300 companies traded on the Regulated Market and the Regulated Unofficial Market of the Frankfurt Stock Exchange.

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

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares and the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro. All share prices have been adjusted to reflect our one-for-three share splits.

		Price per		Price per
		ordinary share (€)		preference share (€)
		High	Low	High	Low

2008	January	39.10	33.80	37.60	32.80
2007	December	38.67	35.40	36.78	34.20
	November	38.22	34.56	36.25	33.00
	October	37.13	35.33	35.53	33.40
	September	37.85	35.48	36.22	33.90
	August	36.40	34.40	34.70	33.31
2007	Fourth Quarter	38.67	34.56	36.78	33.00
	Third Quarter	37.85	33.05	36.22	31.32
	Second Quarter	38.02	33.57	36.43	32.00
	First Quarter	37.71	33.67	36.00	31.93
2006	Fourth Quarter	36.30	33.13	33.83	30.73
	Third Quarter	34.53	29.57	32.33	27.30
	Second Quarter	33.33	27.50	31.70	25.03
	First Quarter	33.07	28.60	31.33	25.30
2007	Annual	38.67	33.05	36.78	31.32
2006	Annual	36.30	27.50	33.83	25.03
2005	Annual	29.82	19.12	26.44	13.87
2004	Annual	21.21	16.49	15.15	11.24
2003	Annual	19.00	12.67	13.67	9.50

The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2007 were 1,676,946 shares and 3,333 shares, respectively. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE:

		Price per		Price per
		ordinary ADS ($)		preference ADS ($)
		High	Low	High	Low

2008	January	57.59	49.77	55.00	45.80
2007	December	56.70	51.20	53.50	49.65
	November	56.57	50.20	51.34	47.00
	October	52.99	50.33	50.00	48.50
	September	53.46	48.90	48.50	45.90
	August	50.30	47.32	47.00	43.00
2007	Fourth Quarter	56.70	50.20	53.50	47.00
	Third Quarter	53.46	45.68	48.50	42.00
	Second Quarter	51.56	45.04	49.50	41.75
	First Quarter	49.75	43.69	46.25	40.00
2006	Fourth Quarter	47.60	42.10	40.00	38.00
	Third Quarter	44.50	37.80	38.00	33.30
	Second Quarter	41.40	34.50	34.80	33.30
	First Quarter	40.00	34.90	34.80	31.00
2007	Annual	56.70	43.69	53.50	40.00
2006	Annual	47.60	34.50	40.00	31.00
2005	Annual	35.22	25.09	31.20	18.16
2004	Annual	27.23	20.41	19.15	13.86
2003	Annual	23.54	13.20	16.68	9.85

Item 10.  Additional information

B.	Articles of Association

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

The following summary of the material provisions of our articles of association is qualified in its entirety by reference to the complete text of our articles of association, a copy of which has been filed with the Securities and Exchange Commission. In addition, an English translation of our articles of association can also be found on our website under www.fmc-ag.com. For a summary of certain other provisions of our Articles of Association relating to management by our general partner and required ownership of our share capital by the shareholder of our general partner, See Item 6.C, “Management — Board Practices — the Articles of Association of FMC-AG & Co. KGaA” above.

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

General Information Regarding Our Share Capital

As of February 19, 2008, our share capital consists of €296,632,380, divided into 292,843,313 ordinary shares without par value (Stückaktien) and 3,789,067 non-voting preference shares without par value (Stückaktien). Our share capital has been fully paid in.

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

In addition, the general meeting of a stock corporation or a partnership limited by shares may create authorized capital (also called approved capital) (genehmigtes Kapital). The resolution creating authorized capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the management board to issue shares up to a stated amount for a period of up to five years. The nominal value of the authorized capital may not exceed half of the share capital at the time of the authorization.

In addition, the general meeting of a stock corporation or of a partnership limited by shares may create conditional capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares as consideration in the case of a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the conditional capital may not exceed half or, in the case of conditional capital created for the purpose of issuing shares to management and employees, 10% of the company’s share capital at the time of the resolution.

In a partnership limited by shares all resolutions increasing the capital of the partnership limited by shares also require the consent of the general partner for their effectiveness.

Voting Rights

Each ordinary share entitles the holder thereof to one vote at general meetings of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at an ordinary general or an extraordinary general meeting of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our articles of association (such as the provisions in the FMC-AG & Co. KGaA articles of association relating to the election of our supervisory board). By statute, Fresenius SE as shareholder of the general partner is not entitled to vote its ordinary shares in the election or removal of members of the supervisory board, the ratification of the acts of the general partners and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of the management of the Company, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius SE’s voting rights may not be exercised by any other person.

Our preference shares do not have any voting rights, except as described in this paragraph. If we do not pay the minimum annual dividend payable on the preference shares for any year in the following year, and we do not pay both the dividend arrearage and the dividend payable on the preference shares for such following year in full in the next following year, then the preference shares shall have the same voting rights as the ordinary shares (one vote for each share held or for each ADS held) until all preference share dividend arrearages are fully paid up. In addition, holders of preference shares are entitled to vote on most matters affecting their preferential rights, such as changes in the rate of the preferential dividend. Any such vote requires the affirmative vote of 75% of the votes cast in a meeting of holders of preference shares.

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

Under German law, dividends may only be paid from our balance sheet profits (Bilanzgewinn) as determined by our unconsolidated annual financial statements as approved by our annual general meeting of shareholders and the general partner. Unlike our consolidated annual financial statements, which are prepared on the basis of accounting principles generally accepted in the United States of America (U.S. GAAP), the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our ordinary shares and our preference shares that are entitled to dividend payments are held in a clearing system, the dividends will be paid in accordance with the rules of the individual clearing system. We will publish notice of the dividends paid and the appointment of the paying agent or agents for this purpose in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger). The general meeting of shareholders adopted a resolution in order to effect a share split in a ratio of three-for-one, on May 15, 2007. Such share split became effective as from June 15, 2007 and following such share split, the articles of association were amended accordingly. If dividends are declared, preference shareholders will receive €0.02 per share more than the dividend payable on our ordinary shares, but not less than €0.04 per share, according to the amended articles of association. Under German law, we must pay the annual dividend for our preference shares prior to paying any dividends on the ordinary shares. If the profit shown on the balance sheet in one or more fiscal years is not adequate to permit distribution of a dividend of €0.04 per preference share, the shortfall without interest must be made good out of the profit on the balance sheet in the following fiscal year or years after distribution of the minimum dividend on the preference shares for that year or years and prior to the distribution of a dividend on the ordinary shares. The right to this payment is an integral part of the profit share of the fiscal year from which the shortfall in the preference share dividend is made good.

In the case of holders of ADRs, the depositary will receive all cash dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend. See “Description of American Depositary Receipts — Share Dividends and Other Distributions.”

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

Pre-emption Rights

Under the German Stock Corporation Act, each shareholder in a stock corporation or partnership limited by shares has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of the company. Such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period. Our general shareholders’ meeting may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at the general meeting at which the resolution to exclude the pre-emption rights is passed. In addition, an exclusion of pre-emption rights requires a report by the general partner justifying the exclusion by explaining why the interest of FMC-AG & Co. KGaA in excluding the pre-emption rights outweighs our shareholders’ interests in receiving such rights. However, such justification is not required for any issue of new shares if:

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

Description of American Depositary Receipts

General

The Bank of New York Mellon, a New York banking corporation, is the depositary for our ordinary shares and preference shares. Each American Depositary Share (ADS) represents an ownership interest in one ordinary share or one preference share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the ADS holders of the applicable class from time to time. Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates called American depositary receipts or ADRs. ADSs may also be uncertificated. If an ADS are issued in uncertificated form, owners will receive periodic statements from the depositary showing their ownership of ADSs.

The depositary’s office is located at 101 Barclay Street, New York, NY 10286, U.S.A.

An investor may hold ADSs either directly or indirectly through a broker or other financial institution. Investors who hold ADSs directly, by having ADSs registered in their names on the books of the depositary, are ADS holders. This description assumes an investor holds ADSs directly. Investors who hold ADSs through their brokers or financial institution nominees must rely on the procedures of their brokers or financial institutions to assert the rights of an ADS holder described in this section. Investors should consult with their brokers or financial institutions to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. German law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The applicable deposit agreement sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreements and the ADSs.

As of December 31, 2007, we had 96,233 preference share ADSs outstanding. Accordingly, while the preference share ADSs remain listed on the New York Stock Exchange, we expect that the trading market for the preference share ADSs is highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference share ADSs falls below 100,000 preference share ADSs could be delisted.

The following is a summary of the material terms of the deposit agreements. Because it is a summary, it does not contain all the information that may be important to investors. Except as specifically noted, the description covers both ordinary share ADSs and preference share ADSs. For more complete information, investors should read the entire applicable deposit agreement and the form of ADR of the relevant class which contains the terms of the ADSs. Investors may obtain a copy of the deposit agreements at the SEC’s Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549.

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

Except as stated below, to the extent the depositary is legally permitted it will deliver distributions to ADS holders in proportion to their interests in the following manner:

•	Cash. The depositary shall convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes or other governmental charges required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other fees and expenses. In addition, before making a distribution the depositary will deduct any taxes withheld. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

•	Shares. If we make a distribution in shares, the depositary may deliver additional ADSs to represent the distributed shares, unless the number of ordinary shares or preference shares represented by our ADSs is adjusted in connection with the distribution. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADS holders otherwise entitled to receive fractional ADSs.

•	Rights to receive additional shares. In the case of a distribution of pre-emption rights to subscribe for ordinary shares or preference shares, or other subscription rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADS holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish the required evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

•	allow the rights to lapse, in which case ADS holders will receive nothing, or

•	sell the rights if practicable and distribute the net proceeds as cash.

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

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will deliver ADSs of the applicable class in the name of the person entitled to them.

All ADSs issued will, unless specifically requested to the contrary, be delivered through the book-entry settlement system of The Depository Trust Company, also referred to as DTC, or be uncertificated and held through the depositary’s book-entry direct registration system (“DRS”), and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder’s name. An ADS holder can request that the ADSs not be held through the depositary’s DRS and that an ADR be issued to evidence those ADSs. ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.

Profile is a required feature of DRS which allows a participant in DTC, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreements understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreements, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

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

Voting Rights

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to German law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct or as described below.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

If (i) we timely asked the depositary to solicit your voting instructions, (ii) the depositary receives a recommendation as to how to vote from the custodian pursuant to the German Stock Corporation Act before it mails voting materials to ADS holders and (iii) the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to the custodian to vote the number of deposited securities represented by your ADSs in accordance with the custodian’s recommendation. The depositary will give a discretionary proxy in those circumstances with respect to each question covered by the recommendation unless we notify the depositary that:

•	we do not wish a discretionary proxy to be given;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have an adverse impact on our shareholders.

Fees and Expenses

ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSRs), whichever is applicable:

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per year for services performed by the depositary in administering our ADS program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

ADs holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADS holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADS holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADS holders entitled thereto.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreements expressly limit our obligations and the obligations of the depositary. They also limit our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the applicable deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the applicable deposit agreement;

•	are not liable if we or it exercises discretion permitted under the applicable deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the applicable deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreements, we and the depositary agree to indemnify each other under certain circumstances.

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

Description of the Pooling Arrangements

Prior to the transformation of legal form of FMC-AG to FMC-AG & Co. KGaA, FMC-AG, Fresenius SE and the independent directors (as defined in the pooling agreements referred to below) of FMC-AG were parties to two pooling agreements for the benefit of the holders of our ordinary shares and the holders of our preference shares (other than Fresenius SE and its affiliates). Upon consummation of the conversion and the transformation, we entered into pooling arrangements that we believe provide similar benefits for the holders of the ordinary shares and preference shares of FMC-AG & Co. KGaA. The following is a summary of the material provisions of the pooling arrangements which we have entered into with Fresenius SE and our independent directors.

General

The pooling arrangements have been entered into for the benefit of all persons who, from time to time, beneficially own our ordinary shares, including owners of ADSs evidencing our ordinary shares, other than Fresenius SE and its affiliates or their agents and representatives, and persons from time to time beneficially owning our preference shares, including (if the preference ADSs are eligible for listing on the New York Stock Exchange), ADSs evidencing our preference shares, other than Fresenius SE and its affiliates or their agents and representatives. Beneficial ownership is determined in accordance with the beneficial ownership rules of the SEC.

Independent Directors

Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the supervisory board of FMC-AG & Co. KGaA or as a member of the supervisory board of Management AG. If an independent director resigns, is removed, or is otherwise unable or unwilling to serve in that capacity, a new person shall be appointed to serve as an independent director in accordance with the provisions of our articles of association, the articles of association of the general partner, and the pooling arrangements, if as a result of the resignation or removal the number of independent directors falls below the required minimum. The provisions of the pooling agreement relating to independent directors are in addition to the functions of the joint committee established in connection with the transformation of our legal form and conversion of our preference shares.

Extraordinary Transactions

Under the pooling arrangements, we and our affiliates on the one hand, and Management AG and Fresenius SE and their affiliates on the other hand, must comply with all provisions of German law regarding: any merger, consolidation, sale of all or substantially all assets, recapitalization, other business combination, liquidation or other similar action not in the ordinary course of our business, any issuance of shares of our voting capital stock representing more than 10% of our total voting capital stock outstanding on a fully diluted basis, and any amendment to our articles of association which adversely affects any holder of ordinary shares or preference shares, as applicable.

Interested Transactions

We and Management AG and Fresenius SE have agreed that while the pooling arrangements are in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, Management AG or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 million for each individual transaction or contract, or a related series of transactions or contracts. However, approval is not required if the transaction or contract, or series of related transactions or contracts, has been described in a business plan or budget that a majority of independent directors has previously approved. In any year in which the aggregate amount of transactions that require approval (or that would have required approval in that calendar year but for the fact that such payment or other consideration did not exceed €5 million) has exceeded €25 million, a majority of the independent directors must approve all further interested transactions involving more than €2.5 million. However, approval is not required if the transaction or contract, or series of related transactions or contracts, has been described in a business plan or budget that a majority of independent directors has previously approved.

Listing of American Depositary Shares; SEC Filings

During the term of the pooling agreement, Fresenius SE has agreed to use its best efforts to exercise its rights as the direct or indirect holder of the general partner interest in Fresenius Medical Care KGaA to cause us to, and we have agreed to:

•	maintain the effectiveness of (i) the deposit agreement for the ordinary shares, or a similar agreement, and to assure that the ADSs evidencing the ordinary shares are listed on either the New York Stock Exchange or the Nasdaq Stock Market and (ii), while the preference ADSs are eligible for listing on the New York Exchange or the Nasdaq Stock Market, the deposit agreement for the preference shares, or a similar agreement, and to assure that, if eligible for such listing, the ADSs evidencing the preference shares are listed on either the New York Stock Exchange or the Nasdaq Stock Market;

•	file all reports, required by the New York Stock Exchange or the Nasdaq Stock Market, as applicable, the Securities Act, the Securities Exchange Act of 1934, as amended, and all other applicable laws;

•	prepare all financial statements required for any filing in accordance with generally accepted accounting principles of the U.S. (“U.S. GAAP”);

•	on an annual basis, prepare audited consolidated financial statements including, without limitation, a balance sheet, a statement of income and retained earnings, and a statement of changes in financial position, and all appropriate notes, all in accordance U.S. GAAP, and, on a quarterly basis, prepare and furnish consolidated financial statements prepared in accordance with U.S. GAAP;

•	furnish materials with the SEC with respect to annual and special shareholder meetings under cover of Form 6-K and make the materials available to the depositary for distribution to holders of ordinary share ADSs and, if we maintain a preference share ADS facility, to holders of preference share ADSs at any time that holders of preference shares are entitled to voting rights; and

•	make available to the depositary for distribution to holders of ADSs representing our ordinary shares and, if we maintain a preference share ADS facility, ADSs representing our preference shares on an annual basis, a copy of any report prepared by the supervisory board or the supervisory board of the general partner and provided to our shareholders generally pursuant to Section 314(2) of the German Stock Corporation Act, or any successor provision. These reports concern the results of the supervisory board’s examination of the managing board’s report on our relation with affiliated enterprises.

Term

The pooling arrangements will terminate if:

•	Fresenius SE or its affiliates acquire all our voting capital stock;

•	Fresenius SE’s beneficial ownership of our outstanding share capital is reduced to less than 25%;

•	Fresenius SE or an affiliate of Fresenius SE ceases to own the general partner interest in FMC-AG & Co. KGaA; or

•	we no longer meet the minimum threshold for obligatory registration of the ordinary shares or ADSs representing our ordinary shares and the preference shares or ADSs representing our preference shares, as applicable, under Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, and Rule 12g-1 thereunder.

Amendment

Fresenius SE and a majority of the independent directors may amend the pooling arrangements, provided, that beneficial owners of 75% of the ordinary shares held by shareholders other than Fresenius SE and its affiliates at a general meeting of shareholders and 75% of the preference shares at a general meeting of preference shareholders, as applicable, approve such amendment.

Enforcement; Governing Law

The pooling arrangements are governed by New York law and may be enforced in the state and federal courts of New York. The Company and Fresenius SE have confirmed their intention to abide by the terms of the pooling arrangements as described above.

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

For information regarding certain of our material contracts, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions.” For a description of our stock option plans, see “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Options to Purchase our Securities.” For a description of our 2006 Senior Credit Agreement, see “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources.” Our material agreements also include the agreements that FMCH and certain of its subsidiaries entered into with the U.S. government when we settled a U.S. government investigation. Our Report on Form 6-K filed with the SEC on January 27, 2000 contains a description of the agreements comprising the settlement, including the plea agreements and a corporate integrity agreement in Part II, Item 5 — “Other Events — OIG Investigation.”

Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. A description which appears in “Notes to Consolidated Financial Statements — Note 18 — Legal Proceedings” and the merger agreement among us, FMCH and RCG. For a description of the RCG acquisition, see Item 4.A., “Information on the Company — History and Development of the Company.”

D.	Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders.

At the present time, Germany does not restrict the export or import of capital, except for certain restrictions on transactions based on international embargo or terror prevention resolutions concerning for example Iraq, Iran, the Democratic Republic of Korea, Myanmar, Sierra Leone or Sudan. However, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500. In addition, residents must report any claims against, or any liabilities payable to, non-residents individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 million at the end of any month.

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

Germany and the United States of America have agreed on a Protocol amending the existing Income Tax Treaty. On December 28, 2007, instruments of ratification were exchanged and the Protocol entered into force. The Protocol is effective in respect of withholding taxes for amounts paid on or after January 1, 2007. Changes related to other taxes on income will be effective on January 1, 2008.

Investors should consult their tax advisors with respect to the particular United States federal and German tax consequences applicable to holding ADSs of FMC-AG & Co. KGaA.

Tax Treatment of Dividends

Currently, German corporations are required to withhold tax on dividends paid to resident and non-resident shareholders. The required withholding rate applicable is 20% plus a solidarity surcharge of 5.5% thereon, equal to 1.1% of the gross dividend (i.e., 5.5% of the 20% tax). Accordingly, a total German withholding tax of 21.1% of the gross dividend is required. According to the German Business Tax Reform 2008, the withholding tax rate on dividends will increase to 25% starting January 1, 2009. However, starting January 1, 2009, in case of corporate non-German holders, two-fifths (2/5) of the withheld and remitted withholding tax will be refunded upon application at the German Federal Tax Office (at the address noted below), which finally results in a withholding of 15% (plus solidarity surcharge). The entitlement of corporate non-German holders to further reductions of the withholding tax under an applicable income tax treaty remains unaffected. The solidarity surcharge will remain unchanged. A partial refund of this withholding tax can be obtained by U.S. holders under the U.S.-German Tax Treaty. For U.S. federal income tax purposes, U.S. holders are taxable on dividends paid by German corporations subject to a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against U.S. federal income tax depend on whether the U.S. holder is a corporation owning at least 10% of the voting stock of the German corporation.

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

Dividends paid in Euros to a U.S. holder of ADSs will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends, including the deemed refund of German withholding tax, are included in income by such a U.S. holder. If dividends paid in Euros are converted into dollars on the date included in income, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Under the U.S.-German Tax Treaty the refund of German tax, including the withholding tax, Treaty payment and solidarity surcharge, will not be granted when the ADSs are part of the business property of a U.S. holder’s permanent establishment located in Germany or are part of the assets of an individual U.S. holder’s fixed base located in Germany and used for the performance of independent personal services. In this case, however, withholding tax and solidarity surcharge may be credited against German income tax liability.

Refund Procedures

To claim a refund under the U.S.-German Tax Treaty, the U.S. holder must submit a claim for refund to the German tax authorities, with the original bank voucher, or certified copy thereof issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German Federal Tax Office: Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany. The claim refund forms may be obtained from the German Federal Tax Office at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundeszentralamt für Steuern (www.bzst.bund.de).

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

The New York Stock Exchange currently lists American Depositary Shares representing our Preference shares and American Depositary Shares representing our Ordinary shares. As a result, we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information and the registration statement and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Securities and Exchange Commission and the electronic sources listed in the preceding paragraph. In addition, these materials are available for inspection and copying at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, USA.

We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in these annual reports are prepared in conformity with U.S. generally accepted accounting principles. Our annual and quarterly reports to our shareholders are posted on our website at http://www.fmc-ag.com. In furnishing our web site address in this report, however, we do not intend to incorporate any information on our web site into this report, and any information on our web site should not be considered to be part of this report.

We will also furnish the depositary with all notices of shareholder meetings and other reports and communications that are made generally available to our shareholders. The depositary, to the extent permitted by law, shall arrange for the transmittal to the registered holders of American Depositary Receipts of all notices, reports and communications, together with the governing instruments affecting our shares and any amendments thereto. Such documents are also available for inspection by registered holders of American Depositary Receipts at the principal office of the depositary.

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

Reimbursement Rates

We obtained approximately 36% of our worldwide revenue for 2007 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

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

The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2007. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2007, and the credit risk inherent to those contracts with positive market values as of December 31, 2007. All contracts expire within 16 months after the reporting date.

Foreign Currency Risk Management

December 31, 2007
(in millions)
Nominal amount

				Fair	Credit
	2008	2009	Total	value	risk

Purchase of EUR against US$	$238	21	$259	$9	$9
Sale of EUR against US$	19	—	19	(1)	—
Purchase of EUR against others	323	17	340	7	9
Sale of EUR against others	35	—	35	—	—
Others	52	3	55	(1)	1

Total	$667	41	$708	$14	$19

A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

2003 US$ per EUR	1.2630	1.0377	1.1312	1.2630
2004 US$ per EUR	1.3633	1.1802	1.2439	1.3621
2005 US$ per EUR	1.3507	1.1667	1.2442	1.1797
2006 US$ per EUR	1.3331	1.1826	1.2558	1.3170
2007 US$ per EUR	1.4874	1.2893	1.3705	1.4721

Foreign Exchange Sensitivity Analysis

In order to estimate and quantify the transaction risks from foreign currencies, the Company considers the cash flows reasonably expected for the three months following the reporting date as the relevant assessment basis for a sensitivity analysis. For this analysis, the Company assumes that all foreign exchange rates in which the Company had unhedged positions as of the reporting date would be negatively impacted by 10%. By multiplying the calculated unhedged risk positions with this factor, the maximum possible negative impact of the foreign exchange transaction risks on the Company’s results of operations would be $8 million.

Interest Rate Risk

We are exposed to changes in interest rates that affect our variable-rate based borrowings and the fair value of parts of our fixed rate borrowings. We enter into debt obligations and into accounts receivable financings to support our general corporate purposes including capital expenditures and working capital needs. Consequently, we enter into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from borrowings at floating rates by effectively swapping them into fixed rates and (b) hedge the fair value of parts of our fixed interest rate borrowing.

We enter into interest rate swap agreements that are designated as cash flow hedges effectively converting the major part of variable interest rate payments due on our 2006 Senior Credit Agreement denominated in U.S. dollars into fixed interest rate payments. Those swap agreements, all of which expire at various dates between 2008 and 2012, in the notional amount of $3.47 billion, including $650 million that will become effective March 31, 2008, effectively fix the Company’s variable interest rate exposure on the majority of its U.S. dollar-denominated revolving loans at an average interest rate of 4.43% plus an applicable margin. During the first quarter 2008, interest rate swap agreements with notional amounts of $515 million will expire. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2007, the negative fair value of these agreements is $35 million.

We also entered into interest rate swap agreements to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II trust preferred securities denominated in U.S. dollars into variable interest rate payments. The interest rate swap agreements are reported at fair value in the balance sheet. The reported amount of the hedged portion of the fixed rate trust preferred securities includes an adjustment representing the change in fair value attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and trust preferred securities offset each other in the income statement. At December 31, 2007, the notional volume of these swaps was $450 million.

The table below presents principal amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

Interest Rate Exposure

December 31, 2007
(in millions)

								Fair Value
								Dec. 31,
	2008	2009	2010	2011	2012	Thereafter	Totals	2007

FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement	$ 67	134	134	1,310	1,142	379	$3,166	$3,166
Variable interest rate = 6.13%
Accounts receivable securitization programs	$ 85						$85	$85
Variable interest rate = 5.44%
EIB loans						$49	$49	$49
Variable interest rate = 4.92%
FLOATING RATE € DEBT
Euro Notes 2005/2009		$109					$109	$109
Variable interest rate = 6.563%
FIXED RATE US$ DEBT
Company obligated mandatorily
redeemable preferred securities of subsidiaries
Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.875% / issued in 1998	$444						$444	$456
Fixed interest rate = 7.875% / issued in 2001				$224			$224	$233
Senior Notes 2007/2017; fixed interest rate = 6.875%						$492	$492	$496
FIXED RATE € DEBT
Company obligated mandatorily
redeemable preferred securities of subsidiaries
Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.375% / issued in 1998 (denominated in DEM)	$226						$226	$226
Fixed interest rate = 7.375% / issued in 2001 (denominated in EUR)				$440			$440	$455
Euro Notes 2005/2009		$185					$185	$184
Fixed interest rate = 4.57%
INTEREST RATE DERIVATIVES
US$ Payer Swaps Notional amount	$615	450	250	1,000	1,150	—	$3,465	$(35)
Average fixed pay rate = 4.43%	4.69%	4.84%	4.28%	4.10%	4.45%		4.43%
Receive rate = 3-month $LIBOR
US$ Receiver Swaps Notional amount	$450	—	—	—	—	—	$450	$(6)
Average fixed receive rate = 3.50%	3.50%						3.50%
Pay rate = 6-month $LIBOR
All variable interest rates dipicted above are as of December 31, 2007

Interest Rate Sensitivity Analysis

For purposes of analyzing the impact of changes in the relevant reference interest rates on the Company’s results of operations, the Company calculates the portion of financial debt which bears variable interest and which has not been hedged by means of interest rate swaps or options against rising interest rates, plus the portion of financial debt which bears fixed interest rates and which has been converted into floating rate debt by using interest rate swaps. For this particular part of its liabilities, the Company assumes an increase in the reference rates of 0.5% compared to the actual rates as of reporting date. The corresponding additional annual interest expense is then compared to the Company’s net income. This analysis shows that an increase of 0.5% in the relevant reference rates would have an effect of less than 1% on the consolidated net income of the Company.

Item 12.	Description of Securities other than Equity Securities

Not applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15A.	Disclosure Controls and Procedures

The Company’s management, including the members of the Management Board of our general partner performing the functions Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer of our general partner and Chief Financial Officer of our general partner concluded that the disclosure controls and procedures were effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

Item 15B.	Management’s annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rules 13a-15(f). The Company’s internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer of our general partner and Chief Financial Officer of our general partner, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2007, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2007 is effective.

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

The effectiveness of internal control over financial reporting as of December 31, 2007, has been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-3.

Item 15C.	Attestation report of the registered public accounting firm

The attestation report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with respect to Management’s Report on Internal Control Over Financial Reporting appears at page F-3.

Item 15D.	Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2007, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has determined that Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman and William P. Johnston qualify as independent audit committee financial experts in accordance with the provisions of Item 16A.

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

http//www.fmc-ag.com/internet/fmc/fmcag/agintpub.nsf/Content/Compliance.

Item 16C.	Principal Accountant Fees and Services

In the annual general meeting held on May 15, 2007, our shareholders approved the appointment of KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (“KPMG”), Berlin and Frankfurt am Main, to serve as our independent auditors for the 2007 fiscal year. KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	2007	2006

Audit fees	$8,574	$7,659
Audit related fees	739	296
Tax fees	568	582

Total	$9,881	$8,537

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

Audit Committee’s pre-approval policies and procedures

Our Audit and Corporate Governance Committee nominates and engages our independent auditors to audit our financial statements. See also the description in “Item 6C. Directors, Senior management and Employees — Board Practices.” In 2003, Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount.

The general partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog and fee level, approves the request accordingly. We inform the Audit and Corporate Governance Committee about these approvals on an annual basis. Services that are not included in the catalog or exceed applicable fee level require pre-approval by the Audit and Corporate Governance Committee’s chairman or full committee on a case-by-case basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

During 2007, the total fees paid to the Audit and Corporate Governance Committee members were $0.167 million.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our equity securities during the fiscal year covered by this report

PART III

Item 17.	Financial Statements

Not applicable. See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The information called for by this item commences on Page F-1.

Item 19.	Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the “Registrant”) is filing the following exhibits

1.1 Articles of Association (Satzung) of the Registrant (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K/A for the six months ended June 30, 2006 filed August 11, 2006.)

2.1 Amended and Restated Deposit Agreement between The Bank of New York (now The Bank of New York Mellon) and Fresenius Medical Care AG & Co. KGaA dated as of February 26, 2007 relating to Ordinary Share ADSs (Incorporated by reference to Exhibit 3.a. to the Registration Statement on Form F-6, Registration No. 333-140664, filed February 13, 2007).

2.2 Amended and Restated Deposit Agreement between The Bank of New York (now The Bank of New York Mellon) and Fresenius Medical Care AG & Co. KGaA dated as of February 26, 2007 relating to Preference Share ADSs (Incorporated by reference to Exhibit 3.a. to the Registration Statement on Form F-6, Registration No. 333-140730, filed February 15, 2007).

2.3 Pooling Agreement dated February 13, 2006 by and between Fresenius AG, Fresenius Medical Care Management AG and the individuals acting from time to time as Independent Directors. (Incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).

2.4 Indenture dated as of July 2, 2007 by and among FMC Finance III S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee relating to the 6 7/8% Senior Notes due 2017 of FMC Finance III S.A (Incorporated by reference to Exhibit 4.3 to the Report on Form 6-K furnished to the SEC by Registrant on August 2, 2007).

2.5 Form of Note Guarantee for 6 7/8% Senior Note due 2017 (included in Exhibit 2.4). (Incorporated by reference to Exhibit 4.3 to the Report on Form 6-K furnished to the SEC by Registrant on August 2, 2007).

2.6 Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated February 12, 1998 (Incorporated by reference to Exhibit no. 4.41 to the Registration Statement on Form F-4 of Fresenius Medical Care AG (“FMC-AG”) et al filed August 2, 2001, Registration No. 333-66558).

2.7 First Amendment to Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated June 5, 2001 (Incorporated by reference to Exhibit No. 4.42 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).

2.8 Declaration of Trust of Fresenius Medical Care Capital Trust V, dated June 1, 2001 (Incorporated by reference to Exhibit No. 4.43 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).

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

2.11 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of June 6, 2001, among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit No. 4.46 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).

2.12 Senior Subordinated Indenture (Euro denominated) dated as of June 15, 2001, among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit No. 4.47 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).

2.13 Guarantee Agreement dated as of June 6, 2001 between FMC-AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust IV (Incorporated by reference to Exhibit No. 4.48 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).

2.14 Guarantee Agreement dated as of June 15, 2001 between FMC-AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust V (Incorporated by reference to Exhibit No. 4.49 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).

2.15 Agreement as to Expenses and Liabilities between FMC-AG and Fresenius Medical Care Capital Trust IV dated as of June 6, 2001 (Incorporated by reference to Exhibit No. 4.50 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).

2.16 Agreement as to Expenses and Liabilities between FMC-AG and Fresenius Medical Care Capital Trust V dated as of June 15, 2001 (Incorporated by reference to Exhibit No. 4.51 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).

2.17 First Supplemental Indenture dated as of December 23, 2004 among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (incorporated by reference to Exhibit No. 2.28 to the Annual Report of FMC-AG for the year ended December 31, 2004 filed March 1, 2005).

2.18 Receivables Purchase Agreement dated August 28, 1997 between National Medical Care, Inc. and NMC Funding Corporation. (Incorporated by reference to Exhibit 10.3 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1997, filed November 4, 1997).

2.19 Amendment dated as of September 28, 1998 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller. (Incorporated by reference to Exhibit 10.1 to FMCH’s Quarterly Report on Form 10-Q, for the three months ended September 30, 1998, filed November 12, 1998).

2.20 Amendment dated as of October 20, 2005 to the Receivables Purchase Agreement dated as of August 28, 1997, by and between NMC Funding Corporation, as Purchaser and National Medical Care, Inc., as Seller (incorporated by reference to Exhibit 10.2 to FMC-AG’s Report on Form 6-K, for the nine months ended September 30, 2005, furnished November 3, 2005).

2.21 Third Amended and Restated Transfer and Administrative agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.29 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 2003).

2.22 Amendment No. 1 dated as of March 31, 2004 to Third Amended and Restated Transfer and Administration Agreement dated as of October 23, 2003, among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.30 to FMC-AG’s Report on Form 6-K dated May 12, 2004).

2.23 Amendment No. 2 dated as of October 21, 2004 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Asset One Securitization, LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 2.30 to FMC-AG’s Report on Form 6-K dated November 12, 2004).

2.24 Amendment No. 3 dated as of January 1, 2005 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 10.2 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 2005, furnished May 5, 2005).

2.25 Amendment No. 4 dated as of October 20, 2005 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 10.1 to FMC-AG’s Report on Form 6-K for the nine months ended September 30, 2005 furnished November 3, 2005).

2.26 Amendment No. 5 dated as of October 19, 2006 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Multifunding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (Incorporated by reference to Exhibit 2.36 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed February 26, 2007).

2.27 Amendment No. 6 dated as of January 19, 2007 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Balanced Funding Corporation, Amsterdam Funding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K furnished to the SEC on October 31, 2007).

2.28 Amendment No. 7 dated as of April 27, 2007 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Balanced Funding Corporation, Amsterdam Funding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 10.2 to Registrant’s Report on Form 6-K furnished to the SEC on October 31, 2007).

2.29 Amendment No. 8 dated as of October 18, 2007 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 3, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Balanced Funding Corporation, Amsterdam Funding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (incorporated by reference to Exhibit 10.3 to Registrant’s Report on Form 6-K furnished to the SEC on October 31, 2007).

2.30 Bank Credit Agreement dated as of March 31, 2006 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit No. 4.1 to the Form 6-K of the Registrant for the three months ended March 31, 2006 furnished May 17, 2006).(1)

2.31 Term Loan Credit Agreement dated as of March 31, 2006 among and the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.2 to the Form 6-K of the Registrant for the three month period ended March 31, 2006 furnished May 17, 2006).(1)

2.32 Amendment No. 1 dated as of June 26, 2007 to Bank Credit Agreement dated as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).

2.33 Amendment No. 1 dated as of June 26, 2007 to Term Loan Credit Agreement dated as of March 31, 2006 among and the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (Incorporated by reference to Exhibit 4.2 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).

2.34 Amendment No. 2 dated as of January 31, 2008 to Bank Credit Agreement dated as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (filed herewith).

2.35 Amendment No. 2 dated as of January 31, 2008 to Term Loan Credit Agreement dated as of March 31, 2006 among and the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (filed herewith).

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

4.4 Renewed Post-Closing Covenants Agreement effective January 1, 2007 between Fresenius AG and Registrant (Incorporated by reference to Exhibit 4.4 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.5 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.3 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 18, 1996).

4.6 Amendment for Lease Agreement for Office Buildings dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Incorporated by reference to Exhibit 4.5 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.7 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.4.1 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.8 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 4.6 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.9 Lease Agreement for Manufacturing Facilities dated September, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.4.2 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.10 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 4.7 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.11 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Ober-Erlenbach) (Incorporated by reference to Exhibit 10.5 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 18, 1996).

4.12 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Ober-Erlenbach). (Incorporated by reference to Exhibit 4.8 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.13 Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.8 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.14 Technology License Agreement (Biofine) dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.9 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.15 Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.10 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.16 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.) (Incorporated by reference to Exhibit 2.8 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

4.17 Amendment for Lease Agreement for Office Buildings dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.). (Incorporated by reference to Exhibit 4.12 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.18 FMC-AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998. (Incorporated by reference to Exhibit 4.8 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 1998, furnished May 14, 1998).

4.19 FMC-AG Stock Option Plan of June 10, 1998 (for non-North American employees). (Incorporated by reference to Exhibit 1.2 to FMC-AG’s Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).

4.20 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit No. 10.17 to the Registration Statement on Form F-4 of FMC-AG et al filed August 2, 2001, Registration No. 333-66558).

4.21 Stock Option Plan 2006 of Fresenius Medical Care AG & Co. KGaA (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K/A for the six-month period ended June 30, 2006 furnished August 11, 2006).

4.22 Sourcing and Supply Agreement dated October 13, 2006, by and among Amgen, Inc., Amgen USA, Inc., and Fresenius Medical Care Holdings, Inc. (Incorporated by reference to Exhibit 4.18 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).(1)

4.23 Amendment No. 1 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(1)

4.24 Amendment No. 2 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(1)

4.25 Amendment No. 3 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.4 the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(1)

4.26 Amendment No. 4 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.5 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(1)

4.27 Corporate Integrity Agreement dated January 18, 2000 between FMCH and Office of the Inspector General of the Department of Health and Human Services. (Incorporated by reference to Exhibit 10.1 to FMCH’s Current Report on Form 8-K dated January 21, 2000).

4.28 Settlement Agreement dated as of February 6, 2003 by and among FMC-AG, Fresenius Medical Care Holdings, National Medical Care, Inc., the Official Committee of Asbestos Personal Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. (incorporated by reference to Exhibit No. 10.18 on Form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002 filed March 17, 2002).

4.29 Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as borrowers and Fresenius AG as lender (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Form 6-K for the three month period ended March 31, 2006 furnished May 17, 2006).(1)

4.30 Merger Agreement dated as of May 3, 2005 among FMC-AG, FMCH, Florence Acquisition, Inc. and Renal Care Group, Inc. (incorporated by reference to Exhibit 10.1 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 2005 furnished May 5, 2005).

4.31 Agreement Containing Consent Orders, United States of America before Federal Trade Commission, In the Matter of Fresenius AG, File No. 051-0154. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K for the three-month period ended March 31, 2006 furnished May 17, 2006).

4.32 Decision and Order, United States of America before Federal Trade Commission, In the Matter of Fresenius AG. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K for the three-month period ended March 31, 2006 furnished May 17, 2006).

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

13.1 Certification of Chief Executive Officer and Chief Financial Officer of the general partner of the Registrant Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This Exhibit is furnished herewith, but not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)

14.1 Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm (filed herewith).

(1)	Confidential treatment has been granted as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATE: February 21, 2008

Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
general partner

By: /s/ DR. BEN J. LIPPS
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board

By: /s/ LAWRENCE A. ROSEN
Name: Lawrence A. Rosen
Title:   Chief Financial Officer

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rule 13a-15(f). The Company’s internal control over financial reporting is a process designed by or under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2007, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2007.

The Company’s internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that the Company’s transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

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

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 19, 2008
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

By: /s/ LAWRENCE A. ROSEN
Name: Lawrence Rosen
Title:   Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Notes 1 and 15 to the consolidated financial statements, Fresenius Medical Care adopted FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” and FASB Statement No. 123 (revised), “Share-Based Payment” in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fresenius Medical Care’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 15, 2008 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

Frankfurt am Main, Germany

February 19, 2008

/s/ KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the internal control over financial reporting of Fresenius Medical Care KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care’s management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 15, 2008 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 19, 2008

/s/ KPMG
Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2007	2006	2005

Net revenue:
Dialysis Care	$7,213,000	$6,377,390	$4,866,833
Dialysis Products	2,507,314	2,121,648	1,904,986

	9,720,314	8,499,038	6,771,819
Costs of revenue:
Dialysis Care	5,130,287	4,538,234	3,583,781
Dialysis Products	1,234,232	1,083,248	979,900

	6,364,519	5,621,482	4,563,681

Gross profit	3,355,795	2,877,556	2,208,138
Operating expenses:
Selling, general and administrative	1,709,150	1,548,369	1,218,265
Gain on sale of dialysis clinics	—	(40,233)	—
Research and development	66,523	51,293	50,955

Operating income	1,580,122	1,318,127	938,918
Other (income) expense:
Interest income	(28,588)	(20,432)	(18,187)
Interest expense	399,635	371,678	191,379

Income before income taxes and minority interest	1,209,075	966,881	765,726

Income tax expense	465,652	413,489	308,748
Minority interest	26,293	16,646	2,026

Net income	$717,130	$536,746	$454,952

Basic income per ordinary share	$2.43	$1.82	$1.56

Fully diluted income per ordinary share	$2.42	$1.81	$1.55

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$244,690	$159,010
Trade accounts receivable, less allowance for doubtful accounts of $247,800 in 2007 and $207,293 in 2006	2,026,865	1,848,695
Accounts receivable from related parties	99,626	143,349
Inventories	636,234	523,929
Prepaid expenses and other current assets	495,630	443,854
Deferred taxes	356,427	293,079

Total current assets	3,859,472	3,411,916

Property, plant and equipment, net	2,053,793	1,722,392
Intangible assets	689,956	661,365
Goodwill	7,245,589	6,892,161
Deferred taxes	83,615	62,722
Other assets	237,840	294,125

Total assets	$14,170,265	$13,044,681

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$329,919	$316,188
Accounts payable to related parties	201,049	236,619
Accrued expenses and other current liabilities	1,352,013	1,194,939
Short-term borrowings	217,497	331,231
Short-term borrowings from related parties	2,287	4,575
Current portion of long-term debt and capital lease obligations	84,816	160,135
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries — current portion	669,787	—
Income tax payable	146,536	116,059
Deferred taxes	22,589	15,959

Total current liabilities	3,026,493	2,375,705

Long-term debt and capital lease obligations, less current portion	4,004,013	3,829,341
Other liabilities	193,604	149,684
Pension liabilities	111,352	112,316
Income tax payable	111,280	—
Deferred taxes	378,497	378,487
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	663,995	1,253,828
Minority interest	105,814	75,158

Total liabilities	8,595,048	8,174,519
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,778,087 issued and outstanding	4,191	4,098
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 292,786,583 issued and outstanding	361,384	359,527
Additional paid-in capital	3,221,644	3,153,556
Retained earnings	1,887,120	1,358,397
Accumulated other comprehensive income (loss)	100,878	(5,416)

Total shareholders’ equity	5,575,217	4,870,162

Total liabilities and shareholders’ equity	$14,170,265	$13,044,681

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2007	2006	2005

Operating Activities:
Net income	$717,130	$536,746	$454,952
Adjustments to reconcile net income to net cash provided by operating activities:
Settlement of shareholder proceedings	—	(888)	7,335
Depreciation and amortization	363,330	308,698	251,452
Change in minority interest	43,237	24,333	—
Change in deferred taxes, net	1,177	10,904	(3,675)
Loss on sale of fixed assets and investments	3,616	5,742	3,965
Compensation expense related to stock options	24,208	16,610	1,363
Cash inflow from Hedging	—	10,908	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(62,735)	(31,276)	(63,574)
Inventories	(72,825)	(42,553)	(9,811)
Prepaid expenses, other current and non-current assets	(11,680)	(21,629)	(41,036)
Accounts receivable from / payable to related parties	(22,265)	(4,875)	9,596
Accounts payable, accrued expenses and other current and non-current liabilities	113,960	182,877	148,735
Income tax payable	102,421	(24,250)	(88,998)
Tax payments related to divestitures and acquisitions	—	(63,517)	—

Net cash provided by operating activities	1,199,574	907,830	670,304

Investing Activities:
Purchases of property, plant and equipment	(579,641)	(467,193)	(314,769)
Proceeds from sale of property, plant and equipment	31,070	17,658	17,427
Acquisitions and investments, net of cash acquired	(257,877)	(4,307,282)	(125,153)
Proceeds from divestitures	29,495	515,705	—

Net cash used in investing activities	(776,953)	(4,241,112)	(422,495)

Financing Activities:
Proceeds from short-term borrowings	96,995	56,562	44,655
Repayments of short-term borrowings	(107,793)	(55,789)	(75,493)
Proceeds from short-term borrowings from related parties	43,554	269,920	56,381
Repayments of short-term borrowings from related parties	(46,071)	(285,430)	(42,632)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $16,703 in 2007 and $85,828 in 2006)	516,762	4,007,450	426,531
Repayments of long-term debt and capital lease obligations	(486,513)	(973,885)	(331,407)
(Decrease) Increase of accounts receivable securitization program	(181,000)	172,000	(241,765)
Proceeds from exercise of stock options	46,934	53,952	79,944
Proceeds from conversion of preference shares into ordinary shares	—	306,759	—
Repurchase of preferred stock	(7,660)	—	—
Dividends paid	(188,407)	(153,720)	(137,487)
Distributions to minority interest	(27,469)	(15,130)	1,506

Net cash (used in) provided by financing activities	(340,668)	3,382,689	(219,767)

Effect of exchange rate changes on cash and cash equivalents	3,727	24,526	(1,931)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	85,680	73,933	26,111
Cash and cash equivalents at beginning of period	159,010	85,077	58,966

Cash and cash equivalents at end of period	$244,690	$159,010	$85,077

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2007, 2006 and 2005
(in thousands, except share data)

							Accumulated other comprehensive income (loss)
	Preference Shares		Ordinary Shares		Additional		Foreign
	Number of	No par	Number of	No par	paid in	Retained	currency	Cash flow
	shares	value	shares	value	capital	earnings	translation	hedges	Pensions	Total

Balance at December 31, 2004	78,888,258	85,283	210,000,000	270,501	2,690,061	657,906	$(1,462)	$(24,164)	$(43,309)	3,634,816
Proceeds from exercise of options and related tax effects	4,398,279	5,457		—	81,114					86,571
Compensation expense related to stock options					1,363					1,363
Dividends paid						(137,487)				(137,487)
Settlement of shareholder proceedings					7,335					7,335
Comprehensive income (loss)
Net income						454,952				454,952
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								43,128		43,128
Foreign currency translation							(104,723)			(104,723)
Adjustments relating to pension obligations, net of related tax effects									(12,249)	(12,249)

Comprehensive income										381,108

Balance at December 31, 2005	83,286,537	$90,740	210,000,000	$270,501	$2,779,873	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706
Proceeds from exercise of options
and related tax effects	313,164	395	1,561,407	1,989	51,202					53,586
Proceeds from conversion of preference shares into ordinary shares	(79,888,266)	(87,037)	79,888,266	87,037	306,759					306,759
Compensation expense related to stock options					16,610					16,610
Dividends paid						(153,720)				(153,720)
Settlement of shareholder proceedings					(888)					(888)
Comprehensive income (loss)
Net income						536,746				536,746
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								18,223		18,223
Foreign currency translation							114,494			114,494
Adjustments relating to pension obligations, net of related tax effects									15,952	15,952

Comprehensive income										685,415
Effect of adoption of SFAS 158									(11,306)	(11,306)

Balance at December 31, 2006	3,711,435	$4,098	291,449,673	$359,527	$3,153,556	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162

Proceeds from exercise of options
and related tax effects	66,652	93	1,336,910	1,857	43,880					45,830
Compensation expense related to stock options					24,208					24,208
Dividends paid						(188,407)				(188,407)
Comprehensive income (loss)
Net income						717,130				717,130
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								(54,053)		(54,053)
Foreign currency translation							137,048			137,048
Adjustments relating to pension obligations, net of related tax effects									23,299	23,299

Comprehensive income										823,424

Balance at December 31, 2007	3,778,087	$4,191	292,786,583	$361,384	3,221,644	$1,887,120	$145,357	$(16,866)	$(27,613)	$5,575,217

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.	The Company, Basis of Presentation and Summary of Significant Accounting Policies

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

All share and per share amounts have been adjusted to reflect the three-for-one stock split for both ordinary and preference shares which became effective upon registration in the commercial register on June 15, 2007.

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

The Company enters into various arrangements with certain dialysis clinics to provide management services, financing and product supply. Clinics that are VIEs in which the Company has been determined to be the primary beneficiary generated approximately $96,385, $76,616, and $59,361 in revenue in 2007, 2006, and 2005, respectively.

b) Cash and Cash Equivalents

Cash and cash equivalents comprise cash funds and all short-term, liquid investments with original maturities of up to three months.

c) Allowance for Doubtful Accounts

Estimates for the allowances for accounts receivable from the dialysis care business are based mainly on past collection history. Specifically, the allowances for the North American services division are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the International Segment and the products business are based on estimates and consider various factors, including aging, debtor and past collection history.

d) Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value (see Note 5). Costs included in inventories are based on invoiced costs and/or production costs as

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

applicable. Included in production costs are material, direct labor and production overhead, including depreciation charges.

e) Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 6). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 11 years and 3 to 15 years for machinery and equipment with a weighted average life of 10 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2007, 2006, and 2005 was $5,323, $5,651, and $1,828, respectively.

f) Intangible Assets and Goodwill

Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, trade names, management contracts, software, acute care agreements, lease agreements, and licenses acquired in a purchase method business combination are recognized and reported apart from goodwill (see Note 7).

Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their average useful life of 8 years. Technology is amortized over its useful life of 15 years. All other intangible assets are amortized over their weighted average useful lives of 7 years. The average useful life of all amortizable intangible assets is 7 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

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

To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset’s fair value is determined using a discounted cash flow approach or other methods, if appropriate.

g) Derivative Financial Instruments

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

in accumulated other comprehensive income (loss) in shareholders’ equity. The non-effective portion of cash flow hedges is recognized in earnings immediately.

h) Foreign Currency Translation

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

i) Revenue Recognition Policy

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

Dialysis product revenues are recognized when title to the product passes to the customers either at the time of shipment, upon receipt by the customer or upon any other terms that clearly define passage of title. As product returns are not typical, no return allowances are established. In the event a return is required, the appropriate reductions to sales, accounts receivables and cost of sales are made. Sales are stated net of discounts and rebates.

A minor portion of International Segment product revenues is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue, including the mark-up, on the sale of disposables.

Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction is reported on a net basis, i.e., excluded from revenues.

j) Research and Development expenses

Research and development expenses are expensed as incurred.

k) IncomeTaxes

The Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“FAS 109”) as of January 1, 2007. Deferred tax assets and liabilities are recognized for the future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as on consolidation procedures affecting net income and tax loss carryforwards which are more likely than not to be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 16).

It is the Company’s policy to recognize interest and penalties related to its tax positions as income tax expense.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

l) Impairment

The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net cash flows directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses a discounted cash flow approach or other methods, if appropriate, to assess fair value.

Long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal.

m) Debt Issuance Costs

Costs related to the issuance of debt are amortized over the term of the related obligation (see Note 10).

n) Self-Insurance Programs

Under the insurance programs for professional, product and general liability, auto liability and worker’s compensation claims, the Company’s largest subsidiary is partially self-insured for professional liability claims. For all other coverages, the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

o)	Use of Estimates

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

p)	Concentration of Risk

The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing, and other medical ancillary services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.

Approximately 36%, 38%, and 36% of the Company’s worldwide revenues were earned and subject to regulations under governmental health care programs, Medicare and Medicaid, administered by the United States government in 2007, 2006, and 2005, respectively.

See Note 5 for concentration of supplier risks.

q)	Legal Contingencies

From time to time, during the ordinary course of the Company’s operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see Note 18). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

including the estimated legal expenses and consulting services in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

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

The awards granted under the Company’s stock incentive plans (see Note 15), are potentially dilutive equity instruments.

s)	Employee Benefit Plans

As of December 31, 2006, the Company adopted the recognition provisions of FASB Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). The Company recognized the underfunded status of its defined benefit plans, measured as the difference between plan assets at fair value and the benefit obligation, as a liability. Changes in the funded status of a plan, net of tax, resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost will be recognized through accumulated other comprehensive income in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of those standards. The Company uses December 31 as the measurement date when measuring the funded status of all plans.

The adoption of the recognition provisions of FAS 158 as of December 31, 2006, results in the following adjustments of the related amounts in the consolidated balance sheet line items.

	Before Adoption		After Adoption
	of Statement 158	Adjustments	of Statement 158

Deferred tax assets	$26,058	$7,134	$33,192
Accrued expenses and other current liabilities	$—	$1,692	$1,692
Pension liabilities	$95,568	$16,748	$112,316
Accumulated other comprehensive loss	$(39,606)	$(11,306)	$(50,912)

t)	Stock Option Plans

Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123R (revised 2004), Share-Based Payment (“FAS 123(R)”) using the modified prospective transition method (see Note 15). Under this transition method, compensation cost recognized in 2006 includes applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of FAS No. 123 and previously presented in the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Company’s pro forma footnote disclosures), and (b) compensation cost for all stock-based payments subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of FAS 123(R)). Compensation costs for prior periods have been recognized using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

u)	Recent Pronouncements

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“FAS 160”), which establishes a framework for reporting of noncontrolling or minority interests, the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. FAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

In December 2007, FASB issued FASB Statement No. 141(revised), Business Combinations. This Statement replaces FASB Statement No. 141, Business Combinations and retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.

In general, the main points of this Statement are that the assets acquired, liabilities assumed and non-controlling interests in the acquired company are stated at fair value as of the date of acquisition, that assets acquired and liabilities assumed arising from contractual contingencies are recognized as of the acquisition date, measured at their acquisition-date fair values and that contingent consideration is recognized at the acquisition date, measured at its fair value at that date.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”), which gives the Company the irrevocable option to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:

•	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

•	Is irrevocable (unless a new election date occurs); and

•	Is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company has decided not to adopt the provisions of this standard for its Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

In September 2006, FASB issued FASB Statement No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted this standard as of January 1, 2008 and is still determining its impact on its results of operations.

2.	Transformation of Legal Form and Conversion of Preference Shares

On February 10, 2006, the Company completed and registered in the commercial register of the local court in Hof an der Saale, the transformation of its legal form under German law from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA. The transformation was approved by its shareholders during an Extraordinary General Meeting held on August 30, 2005 (“EGM”). The Company as a KGaA is the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG (“Management AG” or “General Partner”), a wholly-owned subsidiary of Fresenius SE, formerly known as Fresenius AG (see Note 4) and the majority voting shareholder of FMC-AG prior to the transformation, is the General Partner of FMC-AG & Co. KGaA. Management AG assumed the management of the Company through its position as General Partner. Management AG was formed for the sole purpose of serving as the General Partner of FMC-AG & Co. KGaA and managing the business of FMC-AG & Co. KGaA. Management AG has the same duty to FMC-AG & Co. KGaA as the management board of a stock corporation has to the corporation. The management board of Management AG must carefully conduct the business of FMC-AG & Co KGaA and is liable for any breaches of its obligations. The supervisory board of Management AG, elected by its shareholder, Fresenius SE, must carefully supervise the management board of Management AG in the conduct of the business of FMC-AG & Co. KGaA. The supervisory board of FMC-AG & Co. KGaA, which is elected by the Company’s shareholders (other than Fresenius SE), oversees the management of the business of the Company by Management AG, but has less power and scope for influence than the supervisory board of a stock corporation. The FMC AG & Co. KGaA supervisory board does not appoint the Company’s General Partner, and the General Partner’s management measures are not subject to its consent.

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

Prior to registration of the transformation of legal form, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (“ADSs”)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of €3.25 per ordinary share. Holders of a total of 79,888,266 preference shares accepted the offer, resulting in an increase of 79,888,266 ordinary shares of FMC-AG & Co. KGaA (including 6,299,541 ADSs representing 2,099,847 ordinary shares of FMC-AG & Co. KGaA) outstanding. The Company received a total of $306,759 in premiums from the holders upon the conversion of their preference shares, net of costs of $1,897. Immediately after the conversion and transformation of legal form, there were 289,888,266 ordinary shares outstanding. Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert. The 3,398,271 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation. As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Shareholders who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Company determined that the conversion of the Company’s preference shares had no impact on earnings for either the holders of ordinary or preference shares, therefore, no reductions or benefits in the Company’s financial statements were recorded. Several ordinary shareholders challenged the resolutions adopted at the EGM approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of the Company, with the objective of having the resolutions declared null and void. On December 19, 2005, the Company and the claimants agreed to a settlement with the participation of Fresenius SE and Management AG, and all proceedings were terminated.

Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius SE), of €0.04 for every share issued as an ordinary share on August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional €0.23 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the EGM on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.

The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement. A further part of the settlement agreement and German law require that these costs be borne by Fresenius SE and the General Partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company recorded the settlement costs as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity in the fourth quarter of 2005. The actual total costs of all ex gratia payments and all payments to shareholders who voted against the conversion proposal and who filed written claims in a timely fashion incurred in the settlement were $6,447.

3.	Acquisitions

The Company made acquisitions, mostly of dialysis centers, in the normal course of its operations in 2007 totaling $147,987. Included in this amount is the acquisition of a Schweinfurt production line from a Fresenius SE subsidiary for $5,646. Total cash paid for acquisitions in 2007 was $138,023. In 2006, acquisitions totaled $92,013 (excluding the RCG and Phoslo Acquisitions described below) of which $85,805 was paid in cash. In addition, on November 26, 2007, the Company completed the acquisition of all the common stock of Renal Solutions, Inc. (“RSI”), an Indiana corporation with principal offices in Warrendale, PA. The RSI acquisition agreement provides for total consideration of up to $203,665, consisting of $20,000 previously advanced to RSI in the form of a loan, $99,854 paid at closing, $60,000 payable after the first year which was recorded as a liability at closing, $3,572 receivable related to a working capital adjustment and up to $30,000 in milestone payments over the next three years, contingent upon the achievement of certain performance criteria. The Company recorded a liability of $27,384 representing the net present value of the $30,000 milestone payments as it was deemed beyond reasonable doubt that the future performance criteria will be achieved. The purchase price was allocated to goodwill ($159,385), intangible assets ($34,480) and other net assets ($9,800). RSI holds key patents and other intellectual property worldwide related to sorbent-based technology (“SORB”). SORB technology purifies potable water to dialysate quality and allows dialysis for up to 8 hours with only 6 liters of potable water through a process of dialysate regeneration and toxin adsorption. This regeneration capability significantly reduces the water volume requirement for a typical hemodialysis treatment and is an important step in advancing home hemodialysis and helping to create a potential platform for eventual development of a wearable kidney.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

RCG Acquisition

On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of $4,157,684 for all of the outstanding common stock and the retirement of RCG stock options. The purchase price included the concurrent repayment of $657,769 indebtedness of RCG. The operations of RCG are included in the Company’s consolidated statements of income and cash flows from April 1, 2006; therefore, the 2007 results are not comparable with the results for 2006 and 2005.

The final purchase price allocation is as follows:

Assets held for sale	$330,092
Other current assets	414,006
Property, plant and equipment	301,498
Intangible assets and other assets	149,486
Goodwill	3,389,907
Accounts payable, accrued expenses and other current liabilities	(289,378)
Income tax payable and deferred taxes	(58,756)
Long-term debt and capital lease obligations	(3,882)
Other liabilities	(75,289)

Total allocation of acquisition cost	$4,157,684

In order to complete the RCG Acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 31, 2006, the Company was required to divest a total of 105 renal dialysis centers, consisting of both former Company clinics (the “legacy clinics”) and former RCG clinics. The Company sold 96 of such centers on April 7, 2006 to DSI Renal, Inc. (“DSI”) and sold DSI the remaining 9 centers effective as of June 30, 2006. Separately, in December 2006, the Company also sold the former laboratory business acquired in the RCG Acquisition receiving cash consideration of $9,012. The Company received cash consideration of $515,705, net of related expenses, for all centers divested and for the divested laboratory, subject to customary post-closing adjustments. Pre-tax income of $40,233 on the sale of the legacy clinics was recorded in income from operations. Due to basis differences, tax expense of $44,605 was recorded, resulting in a net loss on sale of $4,372.

The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition and the related clinic divestitures had been consummated at the beginning of 2006 and 2005. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods.

	For the years ended
	December 31,
Unaudited	2006	2005

Pro forma net revenue	$8,809,573	$7,983,941
Pro forma net income	536,223	449,481
Pro forma net income per ordinary share:
Basic	1.82	1.54
Fully diluted	1.81	1.53

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Phoslo Acquisition

In addition, on November 14, 2006, the Company acquired the worldwide rights to the PhosLo® phosphate binder product business and its related assets of Nabi Biopharmaceuticals. PhosLo® is an oral application calcium acetate phosphate binder for treatment of hyperphosphatemia primarily in end-stage renal disease patients. The Company paid cash of $65,277 including related direct costs of $277 plus a $8,000 milestone payment in December 2006 and a $2,500 milestone payment in 2007. An additional milestone payment of $10,500 will be paid over the next two to three years, contingent upon the achievement of certain performance criteria. The purchase price was allocated to technology with estimated useful lives of 15 years ($64,800), and in-process research and development project ($2,750) which is immediately expensed, goodwill ($7,327) and other net assets ($900).

In connection with the transaction, the Company also acquired worldwide rights to a new product formulation currently under development, which the Company expects will be submitted for approval in the U.S. during 2009. Following the successful launch of this new product formulation, the Company will pay Nabi Biopharmaceuticals royalties on sales of the new product formulation commencing upon the first commercialization of the new product and continuing until November 13, 2016. Total consideration, consisting of initial payment, milestone payments and royalties will not exceed $150,000.

The assets and liabilities of all acquisitions were recorded at their estimated fair values at the dates of the acquisitions and are included in the Company’s Consolidated Financial Statements and operating results from the effective date of acquisition.

4.	Related Party Transactions

a)	Service Agreements

The Company is party to service agreements with Fresenius SE, the sole stockholder of its General Partner and its largest shareholder with 36.4% ownership of the Company’s voting shares, and certain affiliates of Fresenius SE that are not also subsidiaries of the Company to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. (As used in these Notes to Consolidated Financial Statements, “Fresenius SE” refers to Fresenius SE, a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation which, prior to the transformation of the Company’s legal form, held approximately 51.8% of the Company’s voting shares, and refers to that company both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007.) For the years 2007, 2006, and 2005, amounts charged by Fresenius SE to the Company under the terms of these agreements are $44,143, $37,104, and $36,190, respectively. The Company also provides certain services to Fresenius SE and certain affiliates of Fresenius SE, including research and development, central purchasing, patent administration and warehousing. The Company charged $9,784, $9,001 and $7,460 for services rendered to Fresenius SE in 2007, 2006, and 2005, respectively.

Under operating lease agreements for real estate entered into with Fresenius SE, the Company paid Fresenius SE $19,211, $16,593, and $15,655 during 2007, 2006, and 2005, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2007 and 2006 was $10,348 and $7,480 for its management services during those years and included $82 and $75 as compensation for their exposure to risk as General Partner for 2007 and 2006 respectively. The Company’s Articles of Association set the annual compensation for assuming unlimited liability at 4% of the amount of the General Partner’s invested capital (€1,500).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

b)	Products

During the years ended December 31, 2007, 2006, and 2005, the Company sold products to Fresenius SE for $34,133, $36,039, and $31,708, respectively. During 2007, 2006, and 2005, the Company made purchases from Fresenius SE in the amount of $52,280, $52,507, and $43,007, respectively.

c)	Financing Provided by Fresenius SE

The Company receives short-term financing from Fresenius SE. There was $2,897 owed at December 31, 2007, while financing provided by Fresenius SE amounted to $1,678 at December 31, 2006 (see Note 9).

d)	Other

The Chairman of the Company’s Supervisory Board is also the Chairman of the Supervisory Board of Fresenius SE. He is also a member of the Supervisory Board of the Company’s General Partner.

The Vice Chairman of the Company’s Supervisory Board is a member of the Supervisory Board of Fresenius SE and Vice Chairman of the Supervisory Board of the Company’s General Partner. He is also a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $969, $1,620, and $1,710, in 2007, 2006, and 2005, respectively.

5.	Inventories

As of December 31, 2007 and 2006, inventories consisted of the following:

	2007	2006

Raw materials and purchased components	$136,013	$108,584
Work in process	51,829	41,272
Finished goods	350,478	269,496
Health care supplies	97,914	104,577

Inventories	$636,234	$523,929

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $313,519 of materials, of which $187,687 is committed at December 31, 2007 for 2008. The terms of these agreements run 1 to 5 years.

Inventories as of December 31, 2007 and 2006 include $30,999 and $46,131 respectively, of Erythropoietin (“EPO”), which is supplied by a single source supplier in the United States. In October 2006, the Company entered into a five-year exclusive sourcing and supply agreement with its EPO supplier. Revenues from EPO accounted for approximately 21%, 23%, and 24% of total dialysis care revenue in the North America segment for 2007, 2006, and 2005, respectively. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

6.	Property, Plant and Equipment

As of December 31, 2007 and 2006, property, plant and equipment consisted of the following:

	2007	2006

Land and improvements	$39,791	$32,492
Buildings and improvements	1,348,727	1,123,691
Machinery and equipment	2,191,418	1,844,299
Machinery, equipment and rental equipment under capitalized leases	21,533	17,044
Construction in progress	235,144	255,994

	3,836,613	3,273,520
Accumulated depreciation	(1,782,820)	(1,551,128)

Property, plant and equipment, net	$2,053,793	$1,722,392

Depreciation expense for property, plant and equipment amounted to $328,595, $265,488, and $211,103, for the years ended December 31, 2007, 2006, and 2005, respectively.

Included in property, plant and equipment as of December 31, 2007 and 2006 were $275,537 and $187,504, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $8,044 and $7,884 at December 31, 2007 and 2006, respectively.

7.	Intangible Assets and Goodwill

As of December 31, 2007 and 2006, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	December 31, 2007		December 31, 2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets
Non-compete Agreements	$212,105	$(129,559)	$203,123	$(118,553)
Technology	100,016	(4,872)	64,800	(406)
Other	310,308	(240,875)	305,509	(233,099)

	$622,429	$(375,306)	$573,432	$(352,058)

	Carrying	Carrying
	Amount	Amount

Non-amortizable Intangible Assets
Tradename	$223,350	$222,122
Management contracts	219,483	217,869

	$442,833	$439,991

Total Intangible Assets	$689,956	$661,365

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The related amortization expenses are as follows:

Amortization Expense

2005	$40,349

2006	$43,210

2007	$34,003

Estimated Amortization Expense

2008	$32,345

2009	$28,306

2010	$26,902

2011	$25,737

2012	$24,179

Goodwill

Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During the year 2007, the Company’s acquisitions consisted primarily of RSI and of clinics in the normal course of operations (see Note 3). During 2006, the Company’s acquisitions consisted primarily of the RCG Acquisition. The segment detail is as follows:

	North
	America	International	Corporate	Total

Balance as of January 1, 2006	$3,076,333	$380,544	$—	$3,456,877
Goodwill acquired RCG (excl. divestitures)	3,381,901	—	—	3,381,901
Goodwill acquired other	68,106	36,843	—	104,949
Goodwill disposed of	(119,942)	—	—	(119,942)
Reclassification from Patient Relationships	35,240	—	—	35,240
Other Reclassifications	(3,603)	(424)	—	(4,027)
Foreign Currency Translation Adjustment	(40)	37,203	—	37,163

Balance as of December 31, 2006	$6,437,995	$454,166	$—	$6,892,161

Goodwill acquired	52,674	59,491	159,385	271,550
Reclassifications	17,952	8,195	—	26,147
Foreign Currency Translation Adjustment	(146)	55,877	—	55,731

Balance as of December 31, 2007	$6,508,475	$577,729	$159,385	$7,245,589

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

8.	Accrued Expenses and Other Current Liabilities

As at December 31, 2007 and 2006 accrued expenses and other current liabilities consisted of the following:

	2007	2006

Accrued salaries and wages	$331,931	$283,859
Unapplied cash and receivable credits	173,424	148,985
Accrued insurance	146,377	124,422
Special charge for legal matters	115,000	115,000
Other	585,281	522,673

Total accrued expenses and other current liabilities	$1,352,013	$1,194,939

In 2001, the Company recorded a $258,159 special charge to address legal matters relating to transactions pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius SE (the “Merger”), estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the “Grace Chapter 11 Proceedings”) and the cost of resolving pending litigation and other disputes with certain commercial insurers. During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved a definitive settlement agreement entered into among the Company, the committees representing the asbestos creditors and W.R. Grace & Co. Under the settlement agreement, the Company will pay $115,000, without interest, upon plan confirmation (see Note 18). With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved.

The other item in the table above includes accruals for interest, withholding tax, value added tax, legal and compliance costs, physician compensation, commissions, short-term portion of pension liabilities, bonuses and rebates, and accrued rents.

9.	Short-Term Borrowings and Short-Term Borrowings from Related Parties

As of December 31, 2007 and 2006, short-term borrowings and short-term borrowings from related parties consisted of the following:

	2007	2006

Borrowings under lines of credit	$132,497	$65,231
Accounts receivable facility	85,000	266,000

Short-term borrowings	217,497	331,231
Short-term borrowings from related parties	2,287	4,575

Short-term borrowings including related parties	$219,784	$335,806

Short-term Borrowings

Lines of Credit

Short-term borrowings of $132,497 and $65,231 at December 31, 2007 and 2006, respectively, represent amounts borrowed by certain of the Company’s subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2007 and 2006 were 4.36% and 3.69%, respectively.

Excluding amounts available under the 2006 Senior Credit Agreement (see Note 10 below), at December 31, 2007, the Company had $99,285 available under such commercial bank agreements. In some instances, lines of

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

Accounts Receivable Facility

The Company has an asset securitization facility (the “AR Facility”) which is typically renewed in October of each year and was most recently renewed in October 2007. The AR Facility currently provides borrowings up to a maximum of $650,000. Under the AR Facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the AR Facility, NMC Funding retains the right to recall all transferred interests in the accounts receivable assigned to the banks under the facility. As the Company has the right at any time to recall the then outstanding interests, the receivables remain on the Consolidated Balance Sheet and the proceeds from the transfer of percentage ownership interests are recorded as short-term borrowings.

At December 31, 2007 there are outstanding short-term borrowings under the AR Facility of $85,000. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The average interest rate at December 31, 2007 was 5.44%. Annual refinancing fees, which include legal costs and bank fees (if any), are amortized over the term of the facility.

Short-term Borrowings from related parties

From time to time during each of the years presented, the Company received advances under the existing loan agreements with Fresenius SE for those years. During the year ended December 31, 2007, the Company received advances ranging from €2,200 to €30,900 with interest rates ranging from 4.37% to 5.105%. At December 31, 2007, there were no advances outstanding with Fresenius SE. On December 31, 2007, the Company had advances outstanding with a Fresenius SE subsidiary in the amount of €1,554 ($2,287) with an interest rate of 4.1%. On December 31, 2006, the Company received an advance from Fresenius SE in the amount of $2,897 (€2,200) at 4.37% interest which matured on and was repaid on January 31, 2007.

In 2006, the Company retired short-term loans from Fresenius SE with an outstanding balance of $18,757 which was outstanding at December 31, 2005. Annual interest expense on the borrowings during the years presented was $506, $191, and $501, for the years 2007, 2006, and 2005, respectively.

10.	Long-term Debt and Capital Lease Obligations

At December 31, 2007 and 2006, long-term debt and capital lease obligations consisted of the following:

	2007	2006

2006 Senior Credit Agreement	$3,166,114	$3,564,702
Senior Notes	491,569	—
Euro Notes	294,420	263,400
EIB Agreements	48,806	84,618
Capital lease obligations	14,027	8,286
Other	73,893	68,470

	4,088,829	3,989,476
Less current maturities	(84,816)	(160,135)

	$4,004,013	$3,829,341

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Senior Debt

The Company’s senior debt consists mainly of borrowings related to its 2006 Senior Credit Agreement, its Senior Notes, its Euro Notes and borrowings under its European Investment Bank Agreements as follows:

2006 Senior Credit Agreement

The Company entered into a $4,600,000 syndicated credit agreement (the “2006 Senior Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced the Prior Credit Agreement.

The 2006 Senior Credit Agreement consists of:

•	a 5-year $1,000,000 revolving credit facility (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $150,000 is available as swing line loans in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing line loans in certain non-U.S. currencies, the total of which cannot exceed $1,000,000) which will be due and payable on March 31, 2011.

•	a 5-year term loan facility (“Term Loan A”) of $1,850,000, also scheduled to mature on March 31, 2011. The 2006 Senior Credit Agreement requires 19 quarterly payments on Term Loan A of $30,000 each that permanently reduce the term loan facility which began June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Term Loan B”) of $1,750,000 scheduled to mature on March 31, 2013. The terms of the 2006 Senior Credit Agreement require 28 quarterly payments on Term Loan B that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 through 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date.

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

The obligations under the 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the lenders. The 2006 Senior Credit Agreement contains other affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2006 Senior Credit Agreement provides for a limitation on dividends and other restricted payments which is $260,000 for dividends paid in 2008, and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

increases in subsequent years. The Company paid dividends of $188,407 in May of 2007 which was in compliance with the restrictions set forth in the 2006 Senior Credit Agreement. In default, the outstanding balance under the 2006 Senior Credit Agreement becomes immediately due and payable at the option of the Lenders. As of December 31, 2007, the Company is in compliance with all financial covenants under the 2006 Senior Credit Agreement.

The Company incurred fees of approximately $85,828 in conjunction with the 2006 Senior Credit Agreement which are being amortized over the life of this agreement and wrote off approximately $14,735 in unamortized fees related to its prior senior credit agreement in 2006.

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at December 31, 2007 and 2006, respectively:

	Maximum Amount Available		Balance Outstanding
	December 31,		December 31,
	2007	2006	2007	2006

Revolving Credit	$1,000,000	$1,000,000	$37,989	$67,827
Term Loan A	1,550,000	1,760,000	1,550,000	1,760,000
Term Loan B	1,578,125	1,736,875	1,578,125	1,736,875

	$4,128,125	$4,496,875	$3,166,114	$3,564,702

In addition, at December 31, 2007, $87,140 and at December 31, 2006, $84,733 were utilized as letters of credit which are not included as part of the balances outstanding at those dates.

On July 2, 2007, the Company voluntarily repaid portions of the term loans outstanding utilizing a portion of the proceeds from the issuance of senior notes (see Senior Notes below). Under the terms of the 2006 Senior Credit Agreement, advance payments on the term loans are applied first against the next four quarterly payments due with any amounts in excess of the four quarterly payments applied on a pro-rata basis against any remaining payments. As a result of the advance payments on the Term Loans, no payments will be made or will be due for either Term Loan A or B until the third quarter of 2008.

In June 2007, the 2006 Senior Credit Agreement was amended in order to enable the Company to issue $500 million in Senior Notes (see below). Furthermore, on January 31, 2008, it was amended to increase certain types of permitted borrowings and to remove all limitations on capital expenditures.

Senior Notes

On July 2, 2007, FMC Finance III S.A. (“Finance III”), a wholly-owned subsidiary of the Company, issued $500,000 aggregate principal amount of 6 7/8% senior notes due 2017 (the “Senior Notes”) at a discount resulting in an effective interest rate of 7 1/8%. The Senior Notes are guaranteed on a senior basis jointly and severally by the Company and by its subsidiaries Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”). Finance III may redeem the Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have a right to request that Finance III repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the rating of the Senior Notes. The proceeds, net of discounts, investment bank fees and other offering related expenses, were $484,024, of which $150,000 was used to reduce Term Loan A and $150,000 to reduce Term Loan B under the Company’s 2006 Senior Credit Agreement (See 2006 Senior Credit Agreement above). The remaining $184,024 was applied to the then outstanding balance under its short-term AR Facility. The discount is being amortized over the life of the Senior Notes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Euro Notes

In July 2005, FMC Finance IV Luxembourg issued euro denominated notes (“Euro Notes”) (Schuldscheindarlehen) totaling $294,420 (€200,000) with a €126,000 tranche at a fixed interest rate of 4.57% and a €74,000 tranche with a floating rate at EURIBOR plus applicable margin resulting in an interest rate of 6.56% at December 31, 2007. The Euro Notes, guaranteed by the Company, mature on July 27, 2009.

European Investment Bank Agreements

The Company entered into various credit agreements with the European Investment Bank (“EIB”) in 2005 and 2006 totaling €221,000. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favorable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.

The Company will use the funds to refinance certain R&D projects, to make investments in expansion and optimization of existing production facilities in Germany, and for financing and refinancing of certain clinic refurbishing and improvement projects. Currently all agreements with the EIB have variable interest rates that change quarterly with FMC-AG & Co. KGaA having options to convert the variable rates into fixed rates. All advances under all agreements can be denominated in certain foreign currencies including U.S. dollars.

The Company has three credit facilities available at December 31, 2007 under these agreements as follows:

•	€90,000 multi-currency revolving credit facility expiring in 2013

•	€41,000 multi-currency term-loan credit facility expiring in 2013 which was fully drawn down in U.S. dollars in the amount of $48,806 in September 2005.

•	€90,000 multi-currency term-loan credit facility expiring in 2014

At December 31, 2007, the Company had no borrowings outstanding under the revolving credit facility ($35,812 at December 31 2006) and no borrowings outstanding under the second term loan. The Company’s U.S. dollar borrowings under these agreements are still outstanding and had an interest rate of 4.92% at December 31, 2007.

Borrowings under these agreements are secured by bank guarantees and have customary covenants.

Annual Payments

Aggregate annual payments applicable to the 2006 Senior Credit Agreement, Senior Notes, Euro Notes, EIB agreements, capital leases and other borrowings (excluding the Company’s trust preferred securities, see Note 12) for the five years subsequent to December 31, 2007 are:

2008	$84,816
2009	471,453
2010	145,133
2011	1,318,561
2012	1,143,899
Thereafter	933,398

$4,097,260

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

11.	Employee Benefit Plans

General

FMC-AG & Co. KGaA recognizes pension costs and related pension liabilities for current and future benefits to qualified current and former employees of the Company. The Company’s pension plans are structured differently according to the legal, economic and fiscal circumstances in each country. The Company currently has two types of plans, defined benefit and defined contribution plans. In general plan benefits in defined benefit plans are based on all or a portion of the employees’ years of services and final salary. Plan benefits in defined contribution plans are determined by the amount of contribution by the employee and the employer, both of which may be limited by legislation, and the returns earned on the investment of those contributions.

Upon retirement under defined benefit plans, the Company is required to pay defined benefits to former employees when the defined benefits become due. Defined benefit plans may be funded or unfunded. The Company has two major defined benefit plans, one funded plan in North America and an unfunded plan in Germany.

Actuarial assumptions generally determine benefit obligations under defined benefit plans. The actuarial calculations require the use of estimates. The main factors used in the actuarial calculations affecting the level of the benefit obligations are: assumptions on life expectancy, the discount rate, salary and pension level trends. Under the Company’s funded plans, assets are set aside to meet future payment obligations. An estimated return on the plan assets is recognized as income in the respective period. Actuarial gains and losses are generated when there are variations in the actuarial assumptions and differences between the actual and the estimated return on plan assets for that year. The company’s pension liability is impacted by these actuarial gains or losses.

In the case of the Company’s funded plan, the defined benefit obligation is offset against the fair value of plan assets. A pension liability is recognized in the balance sheet if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under other assets in the balance sheet) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund.

Under defined contribution plans, the Company pays defined contributions during the employee’s service life which satisfies all obligations of the Company to the employee. The Company has a defined contribution plan in North America.

Defined Benefit Pension Plans

During the first quarter of 2002, FMCH, the Company’s North America subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There was no minimum funding requirement for FMCH for the defined benefit plan in 2007. FMCH voluntarily contributed $1,173 during 2007. Expected funding for 2008 is $853.

The benefit obligation for all defined benefit plans at December 31, 2007, is $331,649 (2006: $334,375) which consists of the benefit obligation of $218,009 (2006: $226,458) for the North America funded plan and the benefit obligation of $113,640 (2006: $107,917) for the German unfunded plan. The benefit obligation includes $218,009 (2006: $220,367) which is funded by plan assets and $113,640 (2006: $114,008) which is unfunded.

The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the pension plans. Benefits paid as shown in the changes in benefit obligations represent payments made from

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

both the funded and unfunded plans while the benefits paid as shown in the changes in plan assets include only benefit payments from the Company’s funded benefit plan.

	2007	2006

Change in benefit obligation:
Benefit obligation at beginning of year	$334,375	$320,975
Foreign currency translation	12,193	10,843
Service cost	8,835	8,113
Interest cost	18,506	16,945
Transfer of plan participants	670	(728)
Actuarial (gain) loss	(36,637)	(16,194)
Benefits paid	(6,293)	(5,579)

Benefit obligation at end of year	$331,649	$334,375

Change of plan assets:
Fair value of plan assets at beginning of year	$220,367	$196,013
Actual return on plan assets	12,276	18,128
Employer contributions	1,173	10,982
Benefits paid	(5,235)	(4,756)

Fair value of plan assets at end of year	$228,581	$220,367

Funded status at year end	$103,068	$114,008

The net amount recognized at December 31, 2007, consists of Balance Sheet items of a pension liability of $113,640 and an asset of $10,572. The pension liability includes a current portion of $2,288 (2006: $1,692) which is recognized as a current liability in the line item “accrued expenses and other current liabilities” in the balance sheet. The non-current portion of $111,352 (2006: $112,316) is recorded as non-current pension liability in the balance sheet. The total pension liability relates to the German plan. At December 31, 2007, total prepaid pension costs in the amount of $10,572 relate to the North America plan and are recorded within other assets in the balance sheet. Approximately 86% of the beneficiaries are located in North America with the majority of the remaining 14% located in Germany.

The accumulated benefit obligation for all defined benefit pension plans was $312,459 and $315,935 at December 31, 2007 and 2006, respectively. The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $96,659 and $315,935 at December 31, 2007 and 2006, respectively; the related plan assets had a fair value of $220,367 at December 31, 2006.

The pre-tax changes in the table below for 2007 reflect actuarial losses (gains) in other comprehensive income relating to pension liabilities . The pre-tax changes in the table below for 2006 reflect actuarial losses (gains) in other comprehensive income relating to pension liabilities and changes to additional minimum liability. As of December 31, 2007, there are no cumulative effects of prior service costs included in other comprehensive income.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	Actuarial	Additional
	losses	Minimum
	(gains)	Liability

Adjustments related to pensions at January 1, 2006	$—	$92,180
Additions	—	—
Releases	—	(28,189)
Adjustment FAS 158	84,104	(65,664)
Foreign Currency Translation Adjustment	—	1,673

Adjustments related to pensions at December 31, 2006	$84,104	$—

Additions	(32,551)	—
Releases	(5,163)	—
Foreign Currency Translation Adjustment	1,985	—

Adjustments related to pensions at December 31, 2007	$48,375	$—

The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $1,599.

The discount rates for all plans are based upon yields of portfolios of highly rated equity and debt instruments with maturities that mirror the plan’s benefit obligation. The Company’s discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2007. The following weighted-average assumptions were utilized in determining benefit obligations as of December 31:

in %	2007	2006

Discount rate	6.16	5.52
Rate of compensation increase	4.16	4.18

The defined benefit pension plans’ net periodic benefit costs are comprised of the following components for each of the years ended December 31:

Components of net periodic benefit cost:	2007	2006	2005

Service cost	$8,835	$8,113	$5,103
Interest cost	18,506	16,945	15,927
Expected return on plan assets	(16,362)	(15,361)	(13,163)
Amortization unrealized losses	5,163	8,420	6,753
Amortization of prior service cost	—	846	210
Settlement loss	—	238	—

Net periodic benefit costs	$16,142	$19,201	$14,830

The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2007	2006	2005

Discount rate	5.52	5.16	5.61
Expected return of plan assets	7.50	7.50	7.50
Rate of compensation increase	4.18	4.18	4.22

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2008	$7,903
2009	8,862
2010	10,031
2011	10,720
2012	11,875
2013-2017	82,413

Plan Investment Policy and Strategy

For the North America funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, independent consulting actuaries determine a range of reasonable expected investment returns for the pension plan as a whole based on their analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company’s expected rate of return on pension plan assets was 7.5% for 2007.

The investment policy, utilizing a target investment allocation of 36% equity and 64% long-term U.S. bonds, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The Plan policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, Russell 2000 Growth Index, MSCI EAFE Index, Lehman U.S. Long Government/Credit bond Index and the HFRI Fund of Funds Index.

The following schedule describes FMCH’s allocation for its plans:

	Allocation in	Allocation in	Target allocation
	2007 in %	2006 in %	in %

Categories of plan assets
Equity securities	32	38	36
Debt securities	68	62	64

Total	100	100	100

Defined Contribution Plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $15.5 if under 50 years old ($20.5 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2007, 2006, and 2005 was $23,534, $19,900, and $15,242, respectively.

12.	Mandatorily Redeemable Trust Preferred Securities

The Company issued Trust Preferred Securities through Fresenius Medical Care Capital Trusts, statutory trusts organized under the laws of the State of Delaware. FMC-AG & Co. KGaA owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of FMC-AG & Co. KGaA or a wholly-owned subsidiary of FMC-AG & Co. KGaA. FMC-AG & Co. KGaA, D-GmbH and FMCH have guaranteed payment and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

performance of the senior subordinated notes to the respective Fresenius Medical Care Capital Trusts. The Trust Preferred Securities are guaranteed by FMC-AG & Co. KGaA through a series of undertakings by the Company, FMCH and D-GmbH.

The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years. Earlier redemption at the option of the holders may also occur upon a change of control followed by a rating decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. The Trust Preferred Securities do not hold voting rights in the trust except under limited circumstances. The Company redeemed the securities due on February 1, 2008, primarily with funds obtained under its existing credit facilities.

The indentures governing the notes held by the Fresenius Medical Care Capital Trusts contain affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit the Company’s indebtedness and its investments, and require the Company to maintain certain ratios defined in the indentures. As of December 31, 2007, the Company is in compliance with all financial covenants under all Trust Preferred Securities agreements.

The Trust Preferred Securities outstanding as of December 31, 2007 and 2006 are as follows:

					Mandatory
	Year	Stated		Interest	Redemption
	Issued	Amount		Rate	Date	2007	2006

Fresenius Medical Care Capital Trust II	1998		$ 450,000	7 7/8%	February 1, 2008	$443,985	$434,942
Fresenius Medical Care Capital Trust III	1998	D	M 300,000	7 3/8%	February 1, 2008	225,802	202,011
Fresenius Medical Care Capital Trust IV	2001		$ 225,000	7 7/8%	June 15, 2011	223,684	223,300
Fresenius Medical Care Capital Trust V	2001		€ 300,000	7 3/8%	June 15, 2011	440,311	393,575

						$1,333,782	$1,253,828

13.	Shareholders’ Equity

Capital Stock

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

In addition, the general meeting of a partnership limited by shares may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares as the consideration in a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the company’s capital at the time of the resolution.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

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

Conditional Capital

By resolution of the Company’s Annual General Meeting of shareholders (“AGM”) on May 9, 2006, as amended by the AGM on May 15, 2007, resolving a three-for-one share split, the Company’s share capital was conditionally increased by up to €15,000 corresponding to 15 million ordinary shares with no par value and a nominal value of €1.00. This Conditional Capital increase can only be effected by the exercise of stock options under the Company’s Stock Option Plan 2006 with each stock option awarded exercisable for one ordinary share (see Note 15). The Company has the right to deliver ordinary shares that it owns or purchases in the market in place of increasing capital by issuing new shares.

Through the Company’s other employee participation programs, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive preference shares or, following the conversion offer in 2005 (see Note 2), ordinary shares. At December 31, 2007, 275,426 convertible bonds or options for preference shares remained outstanding with a remaining average term of 4.6 years and 9,973,441 convertible bonds or options for ordinary shares remained outstanding with a remaining average term of 5.96 years under these programs. For the year ending December 31, 2007, 66,652 options for preference shares and 1,336,910 options for ordinary shares had been exercised under these employee participation plans and €27,889 ($38,757) remitted to the Company.

As the result of the Company’s three-for-one stock split for both preference and ordinary shares on June 15, 2007, and with the approval of the shareholders as the Annual General Meeting on May 15, 2007, the Company’s

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Conditional Capital was increased by €4,454 ($6,557). Conditional Capital available for all programs at December 31, 2007 is €29,228 ($43,027) which includes €15,000 ($22,082) for the 2006 Plan and €14,228 ($20,945) for all other plans.

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

Cash dividends of $188,407 for 2006 in the amount of €0.49 per preference share and €0.47 per ordinary share were paid on May 16, 2007.

Cash dividends of $153,720 for 2005 in the amount of €0.43 per preference share and €0.41 per ordinary share were paid on May 10, 2006.

Cash dividends of $137,487 for 2004 in the amount of €0.39 per preference share and €0.37 per ordinary share were paid on May 25, 2005.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

14.	Earnings Per Share

The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations and shows the basic and fully diluted income per ordinary and preference share for the years ending December 31:

	2007	2006	2005

Numerators:
Net income	$717,130	$536,746	$454,952
less:
Dividend Preference on Preference shares	103	90	2,000

Income available to all class of shares	$717,027	$536,656	$452,952

Denominators:
Weighted average number of:
Ordinary shares outstanding	291,929,141	290,621,904	210,000,000
Preference shares outstanding	3,739,470	3,575,376	80,369,448

Total weighted average shares outstanding	295,668,611	294,197,280	290,369,448
Potentially dilutive Ordinary shares	1,079,683	1,673,649	—
Potentially dilutive Preference shares	127,324	140,976	2,337,990

Total weighted average Ordinary shares outstanding assuming dilution	293,008,824	292,295,553	210,000,000
Total weighted average Preference shares outstanding assuming dilution	3,866,794	3,716,352	82,707,438
Basic income per Ordinary share	$2.43	$1.82	$1.56
Plus preference per Preference share	0.02	0.03	0.02

Basic income per Preference Share	$2.45	$1.85	$1.58

Fully diluted income per Ordinary share	$2.42	$1.81	$1.55
Plus preference per Preference share	0.02	0.03	0.03

Fully diluted income per Preference share	$2.44	$1.84	$1.58

15.	Stock Options

In connection with its stock option program, the Company incurred compensation expense of $24,208, $16,610 and $1,363 for the years ending December 31, 2007, 2006 and 2005, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recorded a related deferred income tax of $6,880, $4,599, and $273 for the years ending December 31, 2007, 2006, and 2005, respectively. Effective January 1, 2006, the Company adopted the provisions of FAS 123(R) using the modified prospective transition method (see Note 1t). As a result of the adoption of this standard, the Company incurred compensation costs of $14,258 for 2006, which would not have been recognized under its previous accounting policy in accordance with APB Opinion No. 25.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The following table illustrates the effect on net income and earnings per share for the year ending December 31, 2005 if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

2005

Net income:
As reported	$454,952
Add: Stock-based employee compensation expense included in reported net income, net of tax effects	1,090
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(8,302)

Pro forma	$447,740

Basic net income per:
Ordinary share
As reported	$1.56
Pro forma	$1.54
Preference share
As reported	$1.58
Pro forma	$1.56
Fully diluted net income per:
Ordinary share
As reported	$1.55
Pro forma	$1.52
Preference share
As reported	$1.57
Pro forma	$1.55

Stock Options and other Share-Based Plans

At December 31, 2007, the Company has awards outstanding under various stock-based compensation plans.

Incentive plan

In 2006, Fresenius Medical Care Management AG adopted a three-year performance related compensation plan for fiscal years 2006, 2007 and 2008, for the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share price related compensation based on Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured by reference to revenue increases, operating income, net income, and cash flow development. Once the annual targets are achieved, the cash portion of the award is paid after the end of the respective fiscal year. The share-based compensation portion of the award is granted but subject to a three-year vesting period beginning after the respective fiscal year in which the target has been met and is amortized over the same three-year vesting period. The payment of the share-based compensation portion corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The share-based compensation is revalued each reporting period during the vesting period to reflect the market value of the stock as of the reporting date with any changes in value recorded in the reporting period. The initial share-based compensation incurred under this plan for target years 2007 and 2006 was $4,595 and $3,362, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

On May 9, 2006, as amended on May 15, 2007, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “Amended 2006 Plan”) was established by resolution of the Company’s AGM with a conditional capital increase up to €15,000 subject to the issue of up to fifteen million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the Management Board of the General Partner, up to three million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to nine million options designated for managerial staff members of the Company and such subsidiaries. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the Amended 2006 Plan.

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to satisfaction of success targets measured over a three-year period from the grant date. For each such year, the success target is achieved if the Company’s adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excluded, among other items, the costs of the transformation of the Company’s legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The success target for 2007 and 2006 was met. Vesting of the portion or portions of a grant for a year or years in which the success target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, the Company has the right to issue ordinary shares it owns or that it purchases in the market in place of increasing capital by the issuance of new shares.

During 2007, the Company awarded 2,395,962 options, including 398,400 options granted to members of the Management Board of the General Partner, at a weighted average exercise price of $46.22 (€33.91), a weighted average fair value of $13.23 (€9.71) each and a total fair value of $31,709, which will be amortized on a straight line basis over the three-year vesting period.

During 2006, the Company awarded 2,316,840 options, including 398,400 to members of the Management Board of the General Partner, at a weighted average exercise price of $40.23 (€30.54), a weighted average fair value of $13.02 (€9.88) each and a total fair value of $30,158, which will be amortized on a straight line basis over the three-year vesting period.

Options granted under the 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

Fresenius Medical Care 2001 International Stock Option Plan

Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the “2001 Plan”), options in the form of convertible bonds with a principal of up to €10,240 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the Consolidated Financial Statements. The options expire ten years from issuance and can be exercised beginning two, three or four years after issuance. Compensation costs related to awards granted under this plan are amortized on a straight-line basis over the vesting period for each separately vesting portion of the awards. Bonds issued to Management Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet. Options granted in 2005 had a weighted average exercise price of $27.38 (€20.79), weighted average fair value of $7.44 (€6.23), and total fair value of $23,312 (€19,535).

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

At December 31, 2007, the Management Board members of the General Partner, held 1,922,628 stock options for ordinary shares and employees of the Company held 8,050,813 stock options for ordinary shares and 275,426 stock options for preference shares, under the various stock-based compensation plans of the Company. The Table below provides reconciliations for options outstanding at December 31, 2007, as compared to December 31, 2006.

		Weighted	Weighted
		Average	Average
		Exercise	Exercise
	Options	Price	Price
	(in thousands)	€	$

Ordinary shares
Balance at December 31, 2006	9,222	20.39	30.02
Granted	2,396	33.91	49.92
Exercised	1,337	20.18	29.71
Forfeited	308	27.64	40.69

Balance at December 31, 2007	9,973	26.64	39.22

Preference shares
Balance at December 31, 2006	368	16.19	23.83
Exercised	67	15.10	22.23
Forfeited	26	19.23	28.31

Balance at December 31, 2007	275	16.16	23.79

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at December 31, 2007:

Fully Vested Outstanding and Exercisable Options
Weighted
		average	Weighted	Weighted
		remaining	average	average	Aggregate	Aggregate
	Number of	contractual	exercise	exercise	intrinsic	intrinsic
	Options	life in years	price	price	value	value
	(in thousands)		€	US$	€	US$

Options for preference shares	202	3.58	14.77	21.74	4,158	6,122
Options for ordinary shares	3,335	4.88	20.40	30.03	54,326	79,973

At December 31, 2007, there were $47,152 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 1.6 years.

During the years ended December 31, 2007, 2006, and 2005, the company received cash of $38,757, $46,524, and $79,944, respectively, from the exercise of stock options. The intrinsic value of options exercised for the twelve-month periods ending December 31, 2007, 2006, and 2005, were $27,591, $27,270 and $25,338, respectively. A related tax benefit to the Company of $8,177 and $7,428 for the years ending December 31, 2007 and 2006, respectively, was recorded as cash provided from financing activities; prior to the adoption of FAS 123(R) such tax benefits related to the exercise of options were included in cash flows provided by operating activities. For 2005, these tax benefits amounted to $6,471.

Fair Value Information

The Company used a binomial option-pricing model in determining the fair value of the awards under the 2006 Plan. Option valuation models require the input of highly subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company’s shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 200% of the exercise price. The Company’s stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2007 and 2006 grants are as follows:

	2007	2006

Expected dividend yield	1.93%	1.64%
Risk-free interest rate	4.19%	3.78%
Expected volatility	27.13%	30.03%
Expected life of options	7 years	7 years
Exercise price	€33.91	€30.54
(Exercise price in US$)	($46.22)	($40.23)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Prior to the adoption of the 2006 Plan, the Black-Scholes option-pricing model was utilized in estimating the fair values of options. The assumptions used to determine the fair value are as follows:

2005

Expected dividend yield	2.88%
Risk-free interest rate	2.76%
Expected volatility	40.00%
Expected life of options	5.3 years

16.	Income Taxes

Income before income taxes and minority interest is attributable to the following geographic locations:

	2007	2006	2005

Germany	$225,963	$167,258	$109,407
United States	781,868	645,360	512,697
Other	201,244	154,263	143,622

	$1,209,075	$966,881	$765,726

Income tax expense (benefit) for the years ended December 31, 2007, 2006, and 2005, consisted of the following:

	2007	2006	2005

Current:
Germany	$124,598	$107,609	$40,386
United States	283,350	150,550	206,551
Other	75,534	57,462	48,133

	483,482	315,621	295,070

Deferred:
Germany	(11,377)	(15,219)	(12,990)
United States	4,052	118,800	27,391
Other	(10,505)	(5,713)	(723)

	(17,830)	97,868	13,678

	$465,652	$413,489	$308,748

In 2007, 2006 and 2005, the Company is subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable.

The German Business Tax Reform Act (Unternehmensteuerreformgesetz 2008) was enacted in the third quarter 2007 resulting in a reduction of the corporate income tax rate from 25% to 15% for German companies. This reduction together with technical changes to trade tax rules will reduce the Company’s German entities’ combined corporate income tax rate effective as of January 1, 2008. Deferred tax assets and liabilities for German entities which will be realized in 2008 and beyond, were revalued to reflect the new enacted tax rate. The revaluation of deferred tax assets and liabilities resulted in a deferred tax benefit of $4,257 which has been included in operations for the year ended December 31, 2007.

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

and the effective trade tax rate on income before income taxes and minority interest. The respective combined tax rates are 38.47%, 38.47%, and 38.44% for the fiscal years ended December 31, 2007, 2006, and 2005.

	2007	2006	2005

Expected corporate income tax expense	$465,131	$371,959	$294,345
Tax free income	(50,131)	(33,912)	(18,442)
Foreign tax rate differential	(5,434)	(3,013)	(8,431)
Non-deductible expenses	5,081	17,055	27,757
Taxes for prior years	41,868	41,332	20,509
Tax on divestitures	0	29,128	0
Change of German tax rate	(4,257)	0	0
Other	13,394	(9,060)	(6,990)

Actual income tax expense	$465,652	$413,489	$308,748

Effective tax rate	38.5%	42.8%	40.3%

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2007 and 2006, are presented below:

	2007	2006

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$37,572	$42,753
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	42,301	32,512
Plant, equipment, intangible assets and other non current assets, principally due to differences in depreciation and amortization	50,829	45,949
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	321,665	253,730
Net operating loss carryforwards	64,792	37,965
Derivatives	22,260	8,313
Other	10,716	10,978

Total deferred tax assets	$550,135	$432,200
Less: valuation allowance	(51,326)	(41,231)

Net deferred tax assets	$498,809	$390,969

Deferred tax liabilities:
Accounts receivable, primarily due to allowance for doubtful accounts	$13,630	$10,398
Inventory, primarily due to inventory reserve accounts for tax purposes	6,306	6,994
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	4,286	30,714
Plant, equipment and intangible assets, principally due to differences in depreciation and amortization	400,408	302,187
Derivatives	14,636	33,831
Other	20,587	45,491

Total deferred tax liabilities	459,853	429,615

Net deferred tax assets, (liabilities)	$38,956	$(38,646)

The valuation allowance increased by $10,095 in 2007 and decreased by $4,915 in 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The expiration of net operating losses is as follows:

2008	$17,283
2009	6,914
2010	5,191
2011	9,926
2012	19,889
2013	13,945
2014	15,164
2015	14,861
2016	9,679
2017 and thereafter	11,809
Without expiration date	61,839

Total	$186,500

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007.

The Company provides for income taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. During the year 2007, the Company provided for $1,600 of deferred tax liabilities associated with earnings that are likely to be distributed in 2008. Provision has not been made for additional taxes on $1,642,215 undistributed earnings of foreign subsidiaries as these earnings are considered permanently reinvested.

Dividends from German subsidiaries are 95% tax-exempt, i.e. 5% of dividend income is taxable for corporate tax purposes and 5% of capital gains from the disposal of foreign and domestic shareholdings is subject to the combined corporate income and trade tax rate (tax is therefore about 2% on the capital gain). This includes any gains resulting from the reversal of previous write-downs. Capital losses on the disposal of such shareholdings and write-down on the cost of investment are not tax deductible whereas, by contrast, 5% of the income from reversing write-downs is subject to taxation. Management does not anticipate that these rules will result in significant additional income tax expense in future fiscal years.

The Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“FAS 109”) as of January 1, 2007. FIN 48 prescribes a two step approach to the recognition and measurement of all tax positions taken or expected to be taken in a tax return. The enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the threshold is met, the tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement and is recognized in the financial statements. The implementation of this interpretation had no impact on the assets and liabilities of the Company.

FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions. In Germany, the tax audit for the years 1998 until 2001 is substantially finalized with all results of this tax audit sufficiently recognized in the financial statements as of December 31, 2006. Fiscal years 2002 through 2005 are currently under audit and fiscal years 2006 and 2007 are open to audit. The

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Company filed a lawsuit against the decision of the tax authority regarding the disallowance of certain deductions taken for fiscal year 1997 and has included the related unrecognized tax benefit in the total unrecognized tax benefit noted below.

In the U.S., except for refund claims the Company has filed relative to the disallowance of tax deductions with respect to certain civil settlement payments for 2000 and 2001, the federal tax audit for the years 1999 through 2001 is completed. The tax has been paid and all results are recognized in the financial statements as of December 31, 2006. The unrecognized tax benefit relating to these deductions is included in the total unrecognized tax benefit noted below. The Federal tax audit for the years 2002 through 2004 has been completed and the IRS has issued its report. The audit report includes disallowance of a material amount of deductions taken during the audit period for interest expense related to intercompany mandatorily redeemable preferred securities. The Company has filed a protest over the disallowed deductions and will avail itself of all remedies. An adverse determination with respect to any of the disputed disallowances could have a material adverse effect on our cash flows, tax expenses, net income and earnings per share.

Fiscal years 2005 and 2006 are currently under audit. There are a number of state audits in progress and various years are open to audit in various states. All expected results have been recognized in the financial statements.

Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

Upon adoption of FIN 48, the Company had $302,552 of unrecognized tax benefits including the amounts relating to the tax audit items for Germany and the U.S. noted above. The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

2007

Unrecognized tax benefits (net of interest):
Balance at January 1, 2007	$302,552
Increases in unrecognized tax benefits prior periods	29,236
Decreases in unrecognized tax benefits prior periods	(9,965)
Increases in unrecognized tax benefits current period	14,893
Changes related to settlements with tax authorities	(2,960)
Reductions as a result of a lapse of the statute of limitations	—
Foreign currency translation	20,294

Balance at December 31, 2007	$354,050

The vast majority of these unrecognized tax benefits would reduce the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in the unrecognized tax benefits.

During the year ended December 31, 2007 the Company recognized $15,612 in interest and penalties. The Company had $78,355 for the payment of interest and penalties accrued at December 31, 2007.

17.	Operating Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2050. Rental expense recorded for operating leases for the years ended December 31, 2007, 2006 and 2005 was $461,490, $414,137, and $334,947, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2007 and thereafter are:

2008	$357,597
2009	318,634
2010	277,100
2011	233,088
2012	192,928
Thereafter	563,574

$1,942,921

18.	Legal Proceedings

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE, (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

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

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and its prior infringement findings. Following a retrial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. We intend to appeal the court’s rulings.

FMC-AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (“Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (together “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (“the Gambro Patent”). As a result of the commercialization of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.

Other Litigation and Potential Exposures

RCG was named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint was styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint sought damages against former officers and directors and did not state a claim for money damages directly against RCG. On August 30, 2007, this suit was dismissed by the trial court without leave to amend. Plaintiff subsequently appealed and the matter remains pending in the appellate court of Tennessee.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation. An adverse determination in this investigation or litigation or any settlement arising out of this investigation or litigation could result in significant financial penalties, and any adverse determination in any litigation arising out of the investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena required production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company cooperated with the government’s requests for information and believes that we have completed the requested document production. The outcome and impact of this investigation cannot be predicted at this time.

In August 2007, the Sheet Metal Workers National Pension Fund filed a complaint in the United States District Court for the Central District of California, Western Division (Los Angeles), alleging that Amgen, Inc., the Company and Davita Inc., marketed Amgen’s products, Epogen® and Aranesp®, to hemodialysis patients for uses not approved by the FDA and thereby caused a putative class of commercial insurers to pay for unnecessary prescriptions of these products. Motions have been filed to consolidate this case with others against Amgen alone in a single case under the federal rules for multidistrict litigation. FMCH intends to contest and defend this litigation vigorously. An adverse determination in this litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. (Qui tam is a legal provision under the United States False Claims Act, which allows for private individuals to bring suit on behalf of the U.S. federal government, as far as such individuals believe to have knowledge of presumable fraud committed by third parties.) The first complaint alleges that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleges that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas has declined to intervene and to prosecute on behalf of the United States. Counsel for the nephrologist has asserted that a criminal investigation of the relator’s allegations is continuing. FMCH has received no other notice of the pendency of any criminal

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

investigation related to this matter. FMCH intends to defend vigorously against the allegations in the two complaints. The outcome of this litigation, or of any related investigation, cannot be predicted at this time.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

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

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

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

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency exposure. As of December 31, 2007 the Company had no foreign exchange options.

In connection with intercompany loans in foreign currency the Company normally uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.

Changes in the fair value of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $3,979 ($6,528 pretax) for the year ended December 31, 2007 are deferred in accumulated other comprehensive income and will mainly be reclassified into earnings during 2008. During 2007, the Company reclassified after tax gains of $1,924 ($2,537 pretax) from accumulated other comprehensive income (loss) into the statement of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The notional amounts of foreign exchange forward contracts in place to hedge exposures from operational business totaled $322,031 with a fair value of $7,147 as of December 31, 2007.

In connection with foreign currency denominated intercompany loans, the Company also entered into foreign exchange swaps with a notional amount of $385,994 having a fair value of approximately $6,489 as of December 31, 2007. No hedge accounting is applied to these foreign exchange contracts. Accordingly, the respective foreign exchange swaps are recognized as assets or liabilities and changes in their fair values are recognized against earnings thus offsetting the changes in fair values of the underlying intercompany loans denominated in foreign currency.

As of December 31, 2007, the Company had foreign exchange derivatives with maturities of up to 16 months.

The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date amounting to $19,485.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest options, to (a) protect interest rate exposures arising from long-term debt and short-term borrowings at floating rates by effectively swapping them into fixed rates or (b) hedge the fair value of parts of its fixed interest rate borrowings.

The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The current credit exposure of interest rate derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date amounting to $62.

Cash Flow Hedges of Variable Rate Debt

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting the major part of variable interest rate payments due on the Company’s 2006 Senior Credit Agreement denominated in U.S. dollars into fixed interest rate payments. Those swap agreements, all of which expire at various dates between 2008 and 2012, in the notional amount of $3,465,000, including $650,000 that will become effective March 31, 2008, effectively fix the Company’s variable interest rate exposure on the majority of its U.S. dollar-denominated revolving loans at an average interest rate of 4.43% plus an applicable margin. During the first quarter 2008, interest rate swap agreements with notional amounts of $515,000 will expire. After tax losses of $20,817 ($34,686 pretax) for the year ended December 31, 2007, were deferred in accumulated other comprehensive income. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense.

Fair Value Hedges of Fixed Rate Debt

The Company entered into interest rate swap agreements that are designated as fair value hedges to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II trust preferred securities (see Note 12) denominated in U.S. dollars into variable interest rate payments. Since the critical terms of the interest rate swap agreements are identical to the terms of Fresenius Medical Capital Trust II trust preferred securities, the hedging relationship is highly effective and no ineffectiveness is recognized in earnings. The interest rate swap agreements are reported at fair value in the balance sheet. The reported amount of the hedged portion of the fixed rate trust preferred securities includes an adjustment representing the fair value attributable to the interest rate risk being hedged. Changes in the fair value

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

of interest rate swap contracts and trust preferred securities offset each other in the income statement. At December 31, 2007, the notional volume of these swaps which, along with the underlying trust preferred securities matured on February 1, 2008, was $450,000.

Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s financial instruments at December 31, 2007 and 2006.

	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Non-derivatives
Assets
Cash and cash equivalents	$244,690	$244,690	$159,010	$159,010
Receivables	2,026,865	2,026,865	1,848,695	1,848,695
Liabilities
Accounts payable	530,968	530,968	552,807	552,807
Long term debt, excluding Euro and Senior Notes	3,302,840	3,302,840	3,726,076	3,726,076
Trust Preferred Securities	1,333,782	1,364,188	1,253,828	1,331,802
Euro Notes	294,420	292,466	263,400	266,480
Senior Notes	491,569	496,035	0	0
Derivatives
Foreign exchange contracts	13,636	13,636	2,613	2,613
Dollar interest rate hedges	(40,735)	(40,735)	45,217	45,217
Yen interest rate hedges	(32)	(32)	(75)	(75)

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions, except for derivatives, which are included in other assets or other liabilities.

Estimation of Fair Values

The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments like accounts receivable and payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The fair value of Senior Notes and trust preferred securities are based on market prices and quotes as of the balance sheet date. The fair values of other fixed-rate financial liabilities, for which market quotes are not available, are calculated as present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

The fair values of financial liabilities with floating interest rates approximate their carrying amounts as the interest rates for these liabilities are predominantly updated every three months with interest rates reflecting actual market conditions at the time of update.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Derivatives consisting of interest rate swaps and foreign exchange forward contracts are valued as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of reporting date.

To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the respective currency.

20.	Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2007, 2006, and 2005 are as follows:

	Year ended December 31, 2007			Year ended December 31, 2006			Year ended December 31, 2005
		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive (loss) income relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(83,919)	$32,961	$(50,958)	$25,513	$(9,300)	$16,213	$72,440	$(28,653)	$43,787
Reclassification adjustments	(4,455)	1,360	(3,095)	3,280	(1,270)	2,010	(1,243)	584	(659)

Total other comprehensive (loss) income relating to cash flow hedges:	(88,374)	34,321	(54,053)	28,793	(10,570)	18,223	71,197	(28,069)	43,128
Foreign-currency translation adjustment	137,048	0	137,048	114,494	0	114,494	(104,723)	0	(104,723)
Adjustments related to pension obligations	35,729	(12,430)	23,299	8,074	(3,428)	4,646	(19,996)	7,747	(12,249)

Other comprehensive income (loss)	$84,403	$21,891	$106,294	$151,361	$(13,998)	$137,363	$(53,522)	$(20,322)	$(73,844)

21.	Business Segment Information

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	North		Segment
	America	International	Total	Corporate	Total

2007
Net revenue	$6,663,221	3,057,030	9,720,251	$63	$9,720,314
Inter-segment revenue	516	77,492	78,008	(78,008)	—

Revenue	6,663,737	3,134,522	9,798,259	(77,945)	9,720,314

Depreciation and amortization	(220,210)	(140,968)	(361,178)	(2,151)	(363,329)

Operating Income	1,129,801	544,214	1,674,015	(93,894)	1,580,121

Segment assets(1)	10,586,316	3,330,955	13,917,271	252,994	14,170,265
Capital expenditures and acquisitions(2)	396,705	320,507	717,212	120,306	837,518
2006
Net revenue	$6,025,314	$2,473,724	$8,499,038	$—	$8,499,038
Inter-segment revenue	1,281	60,043	61,324	(61,324)	—

Revenue	6,026,595	2,533,767	8,560,362	(61,324)	8,499,038

Depreciation and amortization	(186,826)	(119,938)	(306,764)	(1,934)	(308,698)

Operating Income	964,609	440,552	1,405,161	(87,034)	1,318,127

Segment assets(1)	10,196,844	2,744,833	12,941,677	103,004	13,044,681
Capital expenditures and acquisitions(3)	4,599,276	175,062	4,774,338	137	4,774,475
2005
Net revenue	$4,577,379	$2,194,440	$6,771,819	$—	$6,771,819
Inter-segment revenue	1,327	54,449	55,776	(55,776)	—

Revenue	4,578,706	2,248,889	6,827,595	(55,776)	6,771,819

Depreciation and amortization	(139,747)	(109,812)	(249,559)	(1,893)	(251,452)

Operating Income	643,917	362,134	1,006,051	(67,133)	938,918

Segment assets	5,634,985	2,216,630	7,851,615	131,485	7,983,100
Capital expenditures and acquisitions(4)	252,822	187,030	439,852	70	439,922

(1)	Segment assets of North America include the goodwill of RCG of $3,381,901 as of December 31, 2007 and 2006.

(2)	International and Corporate acquisitions exclude $9,964 and $83,812, respectively, of non-cash acquisitions for 2007.

(3)	North America and International acquisitions exclude $2,500 and $6,208 of non-cash acquisitions for 2006. North America acquisitions include $4,148,200 at December 31, 2006 of the total $4,157,619 purchase price of RCG.

(4)	North America and International acquisitions exclude $260 and $9,031, respectively, of non-cash acquisitions for 2005.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		North	Rest of
	Germany	America	the World	Total

2007
Net revenue	$308,603	$6,663,221	$2,748,490	$9,720,314
Long-lived assets	195,846	8,471,870	1,558,364	10,226,080
2006
Net revenue	$288,047	$6,025,314	$2,185,677	$8,499,038
Long-lived assets	144,877	8,274,104	1,080,301	9,499,282
2005
Net revenue	$288,923	$4,577,379	$1,905,517	$6,771,819
Long-lived assets	157,362	4,372,453	906,220	5,436,035

22.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	2007	2006	2005

Supplementary cash flow information:
Cash paid for interest	$407,882	$378,233	$180,853

Cash paid for income taxes	$349,058	$423,514	$380,764

Cash inflow for income taxes from stock option exercises	$8,177	$7,428	$—

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(431,289)	$(4,784,713)	$(149,189)
Liabilities assumed	47,779	348,898	18,161
Minorities	13,040	56,300	(5,017)
Notes assumed in connection with acquisition	93,775	8,708	9,291

Cash paid	(276,695)	(4,370,807)	(126,754)
Less cash acquired	18,818	63,525	1,601

Net cash paid for acquisitions	$(257,877)	$(4,307,282)	$(125,153)

23.	Supplemental Condensed Combining Information

FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg III, each of which is a wholly-owned subsidiary of FMC-AG & Co. KGaA, are at December 31, 2007 the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA, D-GmbH and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated notes denominated in Deutschmark and euro held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. FMC Trust Finance S.à.r.l. Luxembourg repaid $450 and DM300 aggregate principal amount of senior subordinated debt securities on February 1, 2008 in connection with the mandatory redemption of the related trust preferred securities issued by Fresenius Medical Care Capital Trust II and Fresenius Medical Care Capital Trust III (see Note 12). The Company, FMCH and D-GmbH have also jointly

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

and severally guaranteed $500 aggregate principal amount of 6 7/8 Senior Notes due 2017 issued by Finance III (see Note 10). The following combining financial information for the Company is as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMC-AG & Co. KGaA and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2007
	Issuer	Guarantor Subsidiaries
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$2,423,597	$—	$9,239,917	$(1,943,200)	$9,720,314
Cost of revenue	—	—	1,871,403	—	6,400,239	(1,907,123)	6,364,519

Gross profit	—	—	552,194	—	2,839,678	(36,077)	3,355,795

Operating (income) expenses:
Selling, general and administrative	37	104,449	181,283	(1,900)	1,477,793	(52,512)	1,709,150
Research and development	—	—	45,047	—	21,476	—	66,523

Operating (loss) income	(37)	(104,449)	325,864	1,900	1,340,409	16,435	1,580,122

Other (income) expense:
Interest, net	(358)	18,536	15,257	188,644	192,335	(43,367)	371,047
Other, net	—	(893,558)	196,415	(591,969)	—	1,289,112	—

Income (loss) before income taxes and minority interest	321	770,573	114,192	405,225	1,148,074	(1,229,310)	1,209,075
Income tax expense (benefit)	94	53,443	123,247	(74,698)	413,981	(50,415)	465,652

Income (loss) before minority interest	227	717,130	(9,055)	479,923	734,093	(1,178,895)	743,423
Minority interest	—	—	—	—	—	26,293	26,293

Net income (loss)	$227	$717,130	$(9,055)	$479,923	$734,093	$(1,205,188)	$717,130

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2006
	Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,750,605	$—	$8,242,843	$(1,494,410)	$8,499,038
Cost of revenue	—	1,297,157	—	5,804,814	(1,480,489)	5,621,482

Gross profit	—	453,448	—	2,438,029	(13,921)	2,877,556

Operating (income) expenses:
Selling, general and administrative	98,761	145,700	16,829	1,345,974	(58,895)	1,548,369
Gain on sale of legacy clinics	—	—	—	(40,233)	—	(40,233)
Research and development	—	36,801	—	14,492	—	51,293

Operating (loss) income	(98,761)	270,947	(16,829)	1,117,796	44,974	1,318,127

Other (income) expense:
Interest, net	23,228	13,108	186,988	126,338	1,584	351,246
Other, net	(728,116)	160,094	(448,408)	—	1,016,430	—

Income (loss) before income taxes and minority interest	606,127	97,745	244,591	991,458	(973,040)	966,881
Income tax expense (benefit)	69,381	101,042	(81,527)	379,268	(54,675)	413,489

Income (loss) before minority interest	536,746	(3,297)	326,118	612,190	(918,365)	553,392
Minority interest	—	—	—	—	16,646	16,646

Net income (loss)	$536,746	$(3,297)	$326,118	$612,190	$(935,011)	$536,746

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2007
	Issuer	Guarantor Subsidiaries
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$44	$—	$45	$—	$244,601	$—	$244,690
Trade accounts receivable, less allowance for doubtful accounts	—	—	158,052	—	1,868,813	—	2,026,865
Accounts receivable from related parties	17,450	1,300,573	521,671	381,635	1,239,700	(3,361,403)	99,626
Inventories	—	—	165,186	—	554,171	(83,123)	636,234
Prepaid expenses and other current assets	1	30,404	16,828	50	508,859	(60,512)	495,630
Deferred taxes	—	—	—	—	323,133	33,294	356,427

Total current assets	17,495	1,330,977	861,782	381,685	4,739,277	(3,471,744)	3,859,472
Property, plant and equipment, net	—	296	145,156	—	1,983,968	(75,627)	2,053,793
Intangible assets	—	248	12,028	—	677,680	—	689,956
Goodwill	—	—	3,585	—	7,242,004	—	7,245,589
Deferred taxes	—	—	4,674	—	82,061	(3,120)	83,615
Other assets	491,569	6,194,201	1,233,386	8,021,199	(4,452,579)	(11,249,936)	237,840

Total assets	$509,064	$7,525,722	$2,260,611	$8,402,884	$10,272,411	$(14,800,427)	$14,170,265

Current liabilities:
Accounts payable	$—	$542	$22,821	$—	$306,556	$—	$329,919
Accounts payable to related parties	—	408,156	366,443	987,111	1,824,901	(3,385,562)	201,049
Accrued expenses and other current liabilities	17,124	27,787	108,047	6,477	1,194,598	(2,020)	1,352,013
Short-term borrowings	—	—	—	—	217,497	—	217,497
Short-term borrowings from related parties	—	1,076,516	—	—	(965,997)	(108,232)	2,287
Current portion of long-term debt and capital lease obligations	—	832	294	502,462	16,757	(435,529)	84,816
Company-guaranteed debentures of subsidiaries – current portion	—	—	—	—	669,787	—	669,787
Income tax payable	94	64,607	—	—	81,187	648	146,536
Deferred taxes	—	526	5,074	—	21,049	(4,060)	22,589

Total current liabilities	17,218	1,578,966	502,679	1,496,050	3,366,335	(3,934,755)	3,026,493
Long term debt and capital lease obligations, less current portion	491,569	293,695	147	1,604,181	5,243,330	(3,632,329)	4,000,593
Long term borrowings from related parties	—	4,642	228,531	491,569	969,417	(1,690,739)	3,420
Other liabilities	—	24,346	11,309	—	142,167	15,782	193,604
Pension liabilities	—	2,748	112,188	—	(3,584)	—	111,352
Income tax payable	—	44,739	—	—	18,049	48,492	111,280
Deferred taxes	—	1,369	—	—	383,595	(6,467)	378,497
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	663,995	—	663,995
Minority interest	—	—	—	—	105,814	—	105,814

Total liabilities	508,787	1,950,505	854,854	3,591,800	10,889,118	(9,200,016)	8,595,048
Shareholders’ equity	277	5,575,217	1,405,757	4,811,084	(616,707)	(5,600,411)	5,575,217

Total liabilities and shareholders’ equity	$509,064	$7,525,722	$2,260,611	$8,402,884	$10,272,411	$(14,800,427)	$14,170,265

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2006
	Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$22	$34	$—	$158,954	$—	$159,010
Trade accounts receivable, less allowance for doubtful accounts	—	122,987	—	1,725,708	—	1,848,695
Accounts receivable from related parties	1,483,462	835,512	290,288	1,830,293	(4,296,206)	143,349
Inventories	—	130,967	—	457,426	(64,464)	523,929
Prepaid expenses and other current assets	18,455	20,633	50	408,850	(4,134)	443,854
Deferred taxes	1,586	—	—	262,476	29,017	293,079

Total current assets	1,503,525	1,110,133	290,338	4,843,707	(4,335,787)	3,411,916
Property, plant and equipment, net	174	97,244	—	1,678,511	(53,537)	1,722,392
Intangible assets	70	13,969	—	647,326	—	661,365
Goodwill	—	3,207	—	6,888,954	—	6,892,161
Deferred taxes	—	11,825	—	40,429	10,468	62,722
Other assets	5,105,547	869,630	5,998,241	(1,532,867)	(10,146,426)	294,125

Total assets	$6,609,316	$2,106,008	$6,288,579	$12,566,060	$(14,525,282)	$13,044,681

Current liabilities:
Accounts payable	$306	$20,399	$—	$295,483	$—	$316,188
Accounts payable to related parties	351,450	642,878	926,178	3,496,135	(5,180,022)	236,619
Accrued expenses and other current liabilities	17,617	91,634	8,450	1,064,412	12,826	1,194,939
Short-term borrowings	—	—	—	331,231	—	331,231
Short-term borrowings from related parties	954,896	9,155	—	(950,321)	(9,155)	4,575
Current portion of long-term debt and capital lease obligations	744	263	137,500	21,628	—	160,135
Income tax payable	40,551	—	—	63,929	11,579	116,059
Deferred taxes	—	6,174	—	15,982	(6,197)	15,959

Total current liabilities	1,365,564	770,503	1,072,128	4,338,479	(5,170,969)	2,375,705
Long term debt and capital lease obligations, less current portion	329,918	395	2,367,731	4,853,043	(3,721,746)	3,829,341
Long term borrowings from related parties	4,153	204,453	—	—	(208,606)	—
Other liabilities	18,872	9,462	—	112,350	9,000	149,684
Pension liabilities	2,580	107,357	—	2,379	—	112,316
Deferred taxes	18,067		—	309,140	51,280	378,487
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,253,828	—	1,253,828
Minority interest	—	—	7,412	67,746	—	75,158

Total liabilities	1,739,154	1,092,170	3,447,271	10,936,965	(9,041,041)	8,174,519
Shareholders’ equity	4,870,162	1,013,838	2,841,308	1,629,095	(5,484,241)	4,870,162

Total liabilities and shareholders’ equity	$6,609,316	$2,106,008	$6,288,579	$12,566,060	$(14,525,282)	$13,044,681

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2007
	Issuer	Guarantor Subsidiaries
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$227	$717,130	$(9,055)	$479,923	$734,093	$(1,205,188)	$717,130
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity affiliate income	—	(559,674)	—	(591,969)	—	1,151,643	—
Depreciation and amortization	—	2,025	33,620	—	344,844	(17,159)	363,330
Change in minority interest	—	—	—	—	5,057	38,180	43,237
Change in deferred taxes, net	—	(14,012)	396	—	21,821	(7,028)	1,177
(Gain) Loss on sale of fixed assets and investments	—	(303)	776	—	3,527	(384)	3,616
Write-up of loans from related parties	—	17,390	—	—	—	(17,390)	—
Compensation expense related to stock options	—	24,208	—	—	—	—	24,208
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(18,536)	—	(44,199)	—	(62,735)
Inventories	—	—	(13,322)	—	(72,294)	12,791	(72,825)
Prepaid expenses and other current and non-current assets	49	(7,907)	13,690	8,588	(5,463)	(20,637)	(11,680)
Accounts receivable from/ payable to related parties	(17,450)	(77,549)	(53,019)	38,473	99,746	(12,466)	(22,265)
Accounts payable, accrued expenses and other current and non-current liabilities	17,124	15,247	17,312	15,477	56,808	(8,008)	113,960
Income tax payable	94	38,393	—	(74,698)	99,923	38,709	102,421

Net cash provided by (used in) operating activities	44	154,948	(28,138)	(124,206)	1,243,863	(46,937)	1,199,574

Investing Activities:
Purchases of property, plant and equipment	—	(452)	(63,910)	—	(547,430)	32,151	(579,641)
Proceeds from sale of property, plant and equipment	—	4	1,153	—	29,913	—	31,070
Disbursement of loans to related parties	—	3,435	155	120,437	(9,527)	(114,500)	—
Acquisitions and investments, net of cash acquired	—	35,612	(59)	—	(257,411)	(36,019)	(257,877)
Proceeds from divestitures	—	—	—	—	29,495	—	29,495

Net cash provided by (used in) investing activities	—	38,599	(62,661)	120,437	(754,960)	(118,368)	(776,953)

Financing Activities:
Short-term borrowings, net	—	(3,015)	91,080	—	(101,380)	—	(13,315)
Long-term debt and capital lease obligations, net	—	(38,916)	(274)	11,897	(56,958)	114,500	30,249
(Decrease) increase of accounts receivable securitization program	—	—	—	—	(181,000)	—	(181,000)
Proceeds from exercise of stock options	—	38,757	—	—	8,177	—	46,934
Cash paid for repurchase preferred stock	—	—	—	(7,660)	—	—	(7,660)
Dividends paid	—	(188,407)	—	—	(12,671)	12,671	(188,407)
Capital (decrease) increase	—	—	—	—	(36,018)	36,018	—
Distributions to minority interest	—	—	—	(468)	(27,001)	—	(27,469)

Net cash (used in) provided by financing activities	—	(191,581)	90,806	3,769	(406,851)	163,189	(340,668)

Effect of exchange rate changes on cash and cash equivalents	—	(1,988)	4	—	3,595	2,116	3,727

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	44	(22)	11	—	85,647	—	85,680
Cash and cash equivalents at beginning of period	—	22	34	—	158,954	—	159,010

Cash and cash equivalents at end of period	$44	$—	$45	$—	$244,601	$—	$244,690

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2006
	Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$536,746	$(3,297)	$326,118	$612,190	$(935,011)	$536,746
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(451,099)	—	(448,408)	—	899,507	—
Settlement of shareholder proceedings	—	—	—	—	(888)	(888)
Depreciation and amortization	1,934	30,715	—	290,425	(14,376)	308,698
Change in minority interest	—	—	—	—	24,333	24,333
Change in deferred taxes, net	(14,072)	(14)	—	32,927	(7,937)	10,904
Loss (gain) on investments	24,660	—	—	—	(24,660)	—
Write-up of loans from related parties	(1,695)	—	—	—	1,695	—
Loss on sale of fixed assets and investments	—	—	—	5,742	—	5,742
Compensation expense related to stock options	16,610	—	—	—	—	16,610
Cash inflow from hedging	10,908	—	—	—	—	10,908
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(9,094)	—	(22,182)	—	(31,276)
Inventories	—	(4,210)	—	(44,067)	5,724	(42,553)
Prepaid expenses and other current and non-current assets	10,123	(4,566)	28,936	(15,204)	(40,918)	(21,629)
Accounts receivable from/ payable to related parties	3,993	106,552	40,739	(192,257)	36,098	(4,875)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,113)	8,726	7,675	158,132	16,457	182,877
Income tax payable	22,585	—	(81,527)	24,568	10,124	(24,250)
Tax payments related to divestitures and acquisitions	—	—	—	(63,517)	—	(63,517)

Net cash provided by (used in) operating activities	152,580	124,812	(126,467)	786,757	(29,852)	907,830

Investing Activities:
Purchases of property, plant and equipment	(137)	(31,267)	—	(454,524)	18,735	(467,193)
Proceeds from sale of property, plant and equipment	846	395	—	16,417	—	17,658
Disbursement of loans to related parties	(361,156)	134	(2,879,204)	—	3,240,226	—
Acquisitions and investments, net of cash acquired	(22,671)	(793)	—	(4,314,968)	31,150	(4,307,282)
Proceeds from divestitures	—	—	—	515,705	—	515,705

Net cash (used in) provided by investing activities	(383,118)	(31,531)	(2,879,204)	(4,237,370)	3,290,111	(4,241,112)

Financing activities:
Short-term borrowings, net	(17,239)	(92,397)	—	94,899	—	(14,737)
Long-term debt and capital lease obligations, net	27,769	(879)	1,756,191	4,490,710	(3,240,226)	3,033,565
Increase of accounts receivable securitization program	—	—	—	172,000	—	172,000
Proceeds from exercise of stock options	46,528	—	—	7,424	—	53,952
Proceeds from conversion of preference shares into ordinary shares	306,759	—	—	—	—	306,759
Dividends paid	(153,720)	—	—	(4,184)	4,184	(153,720)
Capital increase	—	—	1,250,000	(1,226,202)	(23,798)	—
Change in minority interest	—	—	(520)	(14,610)	—	(15,130)

Net cash provided by (used in) financing activities	210,097	(93,276)	3,005,671	3,520,037	(3,259,840)	3,382,689

Effect of exchange rate changes on cash and cash equivalents	20,459	3	—	4,483	(419)	24,526

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	18	8	—	73,907	—	73,933
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077

Cash and cash equivalents at end of period	$19	$34	$—	$158,957	$—	$159,010

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2005
	Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$454,952	$3,181	$263,460	$462,599	$(729,240)	$454,952
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(228,488)	—	(294,649)	—	523,137	—
Settlement of shareholder proceedings				—	7,335	7,335
Depreciation and amortization	1,893	31,967	—	232,749	(15,157)	251,452
Change in deferred taxes, net	7,836	(528)	—	(5,138)	(5,845)	(3,675)
(Gain) loss on investments	(48,373)	—	—	—	48,373	—
Write-up of loans from related parties	(17,276)	—	—	—	17,276	—
Loss on sale of fixed assets and investments	—	284	—	3,681	—	3,965
Compensation expense related to stock options	1,363	—	—	—	—	1,363
Cash inflow from hedging	—	(1,339)	—	1,339	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(14,645)	—	(48,929)	—	(63,574)
Inventories	—	(4,507)	—	(7,069)	1,765	(9,811)
Prepaid expenses and other current and non-current assets	4,738	4,490	3,320	(119,397)	65,813	(41,036)
Accounts receivable from/ payable to related parties	(72,755)	(26,544)	37,235	16,225	55,435	9,596
Accounts payable, accrued expenses and other current and non-current liabilities	8,749	33,639	234	104,596	1,517	148,735
Income tax payable	(100,380)	—	(20,792)	31,883	291	(88,998)

Net cash provided by (used in) operating activities	12,259	25,998	(11,192)	672,539	(29,300)	670,304

Investing Activities:
Purchases of property, plant and equipment	(90)	(27,649)	—	(311,157)	24,127	(314,769)
Proceeds from sale of property, plant and equipment	—	1,417	—	16,010	—	17,427
Disbursement of loans to related parties	(64,349)	125	25,512	—	38,712	—
Acquisitions and investments, net of cash acquired	(49,087)	—	—	(99,938)	23,872	(125,153)

Net cash (used in) provided by investing activities	(113,526)	(26,107)	25,512	(395,085)	86,711	(422,495)

Financing activities:
Short-term borrowings, net	17,298	1,151	—	(35,538)	—	(17,089)
Long-term debt and capital lease obligations, net	137,766	—	(13,800)	9,870	(38,712)	95,124
Increase of accounts receivable securitization program	—	(1,045)	—	(240,720)	—	(241,765)
Proceeds from exercise of stock options	80,366	—	—	(422)	—	79,944
Dividends paid	(137,487)	—	—	(5,320)	5,320	(137,487)
Capital increase (decrease) of Non-Guarantor-Subsidiaries	—	—	—	23,872	(23,872)	—
Change in minority interest	—	—	(520)	—	2,026	1,506

Net cash provided by (used in) financing activities	97,943	106	(14,320)	(248,258)	(55,238)	(219,767)

Effect of exchange rate changes on cash and cash equivalents	1,173	(3)	—	(3,420)	319	(1,931)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,151)	(6)	—	25,776	2,492	26,111
Cash and cash equivalents at beginning of period	2,152	32	—	56,782	—	58,966

Cash and cash equivalents at end of period	$1	$26	$—	$82,558	$2,492	$85,077

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statement Schedule
(in thousands, except share data)

Development of allowance for doubtful accounts

	2007	2006	2005

Allowance for doubtful accounts as of January 1	$207,293	$176,568	$179,917
Change in valuation allowances as recorded in the consolidated statements of income	201,998	177,285	140,799
Write-offs and recoveries of amounts previously written-off	167,519	151,400	139,435
Foreign currency translation	6,028	4,840	(4,713)

Allowance for doubtful accounts as of December 31	$247,800	$207,293	$176,568

S-1