Form 20-F
period 2008-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2009-02-20
CIK 1333141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Josef Dinger, +496172 609 2522, Josef.Dinger@FMC-AG.com,
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
6 7/8% Senior Notes due 2017
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Preference Shares, no par value: 3,778,087
Ordinary Shares, no par value: 292,786,583
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Security Act.
Yes ☑          No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
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

☐  Item 17

☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐          No ☑

i

INTRODUCTION

Certain Defined Terms

In this report, (1) the “Company” refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, “Information on the Company — History and Development of the Company — History” below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) “we” and “our” refers either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) “Fresenius Medical Care AG” and “FMC-AG” refers to the Company as a German stock corporation before the transformation of legal form and “FMC-AG & Co. KGaA” refers to the Company as a German partnership limited by shares after the transformation; (4) “FMCH” and “D-GmbH” refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries; (5) “Fresenius SE” refers to Fresenius SE, a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation which, prior to the transformation of our legal form, held approximately 51.8% of our voting shares, and refers to that company both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007; (6) “Fresenius AG” refers to Fresenius AG before its conversion from a stock corporation into a European Company on July 13, 2007; and (7) “Management AG” refers to Fresenius Medical Care Management AG, the Company’s general partner and a wholly owned subsidiary of Fresenius SE.

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

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services;

•	reductions in erythropoietin, or EPO, utilization or EPO reimbursement;

•	dependence on government reimbursements for dialysis services;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and health care reforms;

•	product liability risks;

•	the outcome of ongoing patent litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	changes in the cost of pharmaceuticals and utilization patterns;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•	changes in raw material and energy costs; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

Important factors that could contribute to such differences are noted in this report under “Risk Factors”, “Business Overview” in Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects” and in “Notes to Consolidated Financial Statements — Note 18 — Legal Proceedings.”

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations.” For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies”.

This report contains patient and other statistical data related to end-stage renal disease and treatment modalities, including estimates regarding the size of the patient population and growth in that population. These data have been compiled using the Company’s Market & Competitor Survey (MCS), an internal information tool created by the Company designed to collect, analyze and communicate relevant market and competition data on the global dialysis market that utilizes annual country-by-country surveys and publicly available information from our competitors. See Item 4.B., “Information on the Company — Renal Industry Overview”. While we believe the information obtained in our surveys and competitor publications to be reliable, we have not independently verified the data or any assumptions our MCS is derived from on which the estimates they contain are based. All information not attributed to publicly available information such as national and multinational renal registries, publications of official organizations or annual reports of other companies in the healthcare industry is unaudited. Market data not attributed to a specific source are our estimates, compiled using our MCS survey.

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

Selected Financial Data

The following table summarizes the consolidated financial information for our business for each of the years 2008 through 2004. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), an independent registered public accounting firm, audited these financial statements. Statements of operations data for 2008 and 2007 include the results of Renal Care Group, Inc. (“RCG”) and related financing costs for the entire year and statement of operations data for 2006 include the results of RCG and such financing costs from April 1, 2006, the effective date of the RCG acquisition. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under Item 5. “Operating and Financial Review and Prospects.”

	2008	2007	2006	2005	2004
	(In millions except share and per share amounts)

Statement of Operations Data:
Net revenues	$10,612	$9,720	$8,499	$6,772	$6,228
Cost of revenues	6,983	6,364	5,621	4,564	4,266

Gross profit	3,629	3,356	2,878	2,208	1,962
Selling, general and administrative	1,877	1,709	1,549	1,218	1,059
Gain on sale of dialysis clinics	—	—	(40)	—	—
Research and development	80	67	51	51	51

Operating income	1,672	1,580	1,318	939	852
Interest expense, net	336	371	351	173	183

Income before income taxes	1,336	1,209	967	766	669
Net income	$818	$717	$537	$455	$402

Weighted average ordinary shares outstanding	293,233,477	291,929,141	290,621,904	210,000,000	210,000,000
Basic earnings per Ordinary share and Ordinary ADS	$2.75	$2.43	$1.82	$1.56	$1.39
Fully diluted earnings per Ordinary share and Ordinary ADS	2.75	2.42	1.81	1.55	1.38
Basic earnings per Preference share and Preference ADS	2.78	2.45	1.85	1.58	1.41
Fully diluted earnings per Preference share and Preference ADS	2.78	2.44	1.84	1.57	1.40
Dividends declared and paid per Ordinary share (€)(a)	0.54	0.47	0.41	0.37	0.34
Dividends declared and paid per Preference share (€)(a)	0.56	0.49	0.43	0.39	0.36
Dividends declared and paid per Ordinary share ($)(a)	0.85	0.64	0.52	0.47	0.42
Dividends declared and paid per Preference share ($)(a)	0.88	0.67	0.55	0.49	0.44

Balance Sheet Data at December 31:
Working capital	$1,068	$833	$1,036	$883	$508
Total assets	14,920	14,170	13,045	7,983	7,962
Total long-term debt (excluding current portion)	4,598	4,668	5,083	1,895	1,824
Shareholders’ equity	5,962	5,575	4,870	3,974	3,635
Capital Stock — Preference shares — Nominal Value	4	4	4	91	85
Capital Stock — Ordinary shares — Nominal Value	363	361	360	271	271

(a)	Amounts shown for each year from 2008 to 2004 represent dividends paid in each such year with respect to our operations in the year preceding payment. Our general partner’s Management Board has proposed dividends with respect to our operations in 2008 of €0.58 per Ordinary share and €0.60.per Preference share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 7, 2009.

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

Risks Relating to Litigation and Regulatory Matters.

A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit.

For the twelve months ended December 31, 2008, approximately 35% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations.

A reduction in reimbursement for or a change in the utilization of EPO could materially reduce our revenue and Operating profit. An interruption of supply or our inability to obtain satisfactory terms for EPO could reduce our revenues.

Reimbursement and revenue from the administration of erythropoietin, or EPO, accounted for approximately 20% of total dialysis care revenue in our North America segment for the year ended December 31, 2008. Synthetic EPO is produced in the U.S. by a single source manufacturer, Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa). Our contract with Amgen USA, Inc., a subsidiary of Amgen, Inc. covers the period from October 1, 2006 to December 31, 2011. Pricing is based on Amgen’s list price and is subject to change within certain parameters. Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) an increase in Amgen’s price for EPO without a corresponding and timely increase in reimbursement for EPO by the Centers for Medicare and Medicaid Services (“CMS”), (ii) a reduction of the current overfill amount in EPO vials which we currently use (liquid medications, such as EPO, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), (iii) an interruption of supply of EPO, or (iv) decreased utilization of EPO.

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

The Company’s pharmaceutical products are subject to detailed, rigorous and continually changing regulation by the U.S. Food and Drug Administration (“FDA”), and numerous other national, supranational, federal and state authorities. These include, among other things, regulations regarding manufacturing practices, product labeling, quality control, quality assurance, advertising and post- marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. In addition, the Company’s facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of supplies. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of the Company’s products and criminal prosecution. These actions could result in, among other things, substantial modifications to the Company’s business practices and operations; refunds, recalls or seizures of the Company’s products; a total or partial shutdown of production in its suppliers’ facilities while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company’s business and have a material adverse effect on the Company’s revenues, profitability and financial condition.

We rely upon FMC-AG & Co. KGaA’s management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations. If employees were to deliberately or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Such actions could also lead to claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.

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

A number of the dialysis centers we operate are owned by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. The physician owners may also provide medical director services to those centers or other centers we own and operate. The majority of these joint ventures were acquired in the RCG Acquisition. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the Federal Anti-Kickback Statute, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute or the Stark Law, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to monetary penalties and exclusion from Medicare, Medicaid and other federal and state health care programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

Proposals for health care reform could decrease our revenues and operating profit.

Many of the countries in which we operate have been considering proposals to modify their current health care systems to improve access to health care and control costs. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Business

A significant portion of our North American profits are dependent on the services we provide to a minority of our patients who are covered by private insurance.

In recent reviews of dialysis reimbursement, the Medicare Payment Advisory Commission, also known as MedPAC, has noted that Medicare payments for dialysis services are less than the average costs that providers incur to provide the services. Since Medicaid rates are comparable to those of Medicare and because Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), the amount we receive from Medicare and Medicaid is less than our average cost per treatment. As a result, the payments we receive from private payors both subsidize the losses we incur on services for Medicare and Medicaid patients and generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 80% of the patients to whom we provide care in North America but that only 57% of our North America net revenues in 2008 were derived from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 20% of our patients reduce their payments for our services, or if we experience a shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would decrease, and our cash flow and profits would be disproportionately impacted.

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

We are exposed to product liability, patent infringement and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.

Healthcare companies are subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls and patent infringement claims. We cannot assure you that significant claims will not be asserted against us, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See “Notes to Consolidated Financial Statements — Note 18 — Legal Proceedings.”

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

The Company is vigorously defending certain patent infringement lawsuits described in Note 18 (see “Notes to Consolidated Financial Statements — Note 18 — Legal Proceedings — Commercial Litigation”. While we believe we have valid defenses to these claims, an adverse determination in any of these matters could have a material adverse effect on the Company’s business, results of operations and operating cash flows.

Our growth depends, in part, on our ability to continue to make acquisitions.

The health care industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed in the United States of America or other countries competition laws or under our credit agreements. If we make future acquisitions, we may need to borrow additional debt, assume significant liabilities or create additional expenses relating to intangible assets, any of which might reduce our reported earnings or our earnings per share and cause our stock price to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. We may also issue ordinary shares for non-cash consideration without first offering the shares to our existing shareholders, which could dilute the holdings of these shareholders. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company’s infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities not disclosed by the seller or not uncovered during due diligence. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

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

We face specific risks from international operations.

We operate dialysis clinics in more than 30 countries and sell a range of equipment, products and services to customers in over 115 countries. Our international operations are subject to a number of risks, including but not limited to the following:

•	the economic situation in developing countries could deteriorate;

•	fluctuations in exchange rates could adversely affect profitability;

•	we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•	political and economic instability, especially in developing and newly industrializing countries, could disrupt our operations;

•	some customers and governments could have longer payment cycles, with resulting adverse effects on our cash flow;

•	some countries could impose additional taxes or restrict the import of our products; and

•	failure to receive or the loss of required licenses, certifications or other regulatory approvals for operation of dialysis clinics or sale of equipment, products, or services.

Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.

If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing or prescribing our dialysis products, our revenues would decrease.

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

The decision to purchase our prescribe our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or recommendations from other sources for purchases of our products or ancillary services would reduce our dialysis product and other services revenue, and could materially adversely affect our business, financial condition and results of operations.

Our pharmaceutical product business could lose sales to generic drug manufacturers or new branded drugs.

Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. We are obligated to make certain minimum annual royalty payments under certain of our pharmaceutical product license agreements, irrespective of our annual sales of the licensed products. Either the expiration or loss of patent protection for one of our products, or the “at-risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products, could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short period with no concomitant reduction in our license royalty payment obligations, which could materially and adversely affect our business, financial condition and results of operations.

Our competitors could develop superior technology or otherwise impact our product sales.

We face numerous competitors in both our dialysis services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition and especially new competitive developments could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products by competitors could render one or more of our products less competitive or even obsolete.

Global Economic Conditions May Have an Adverse Effect on Our Businesses.

There was a material deterioration of the global economy and tightening of the financial markets in the second half of 2008, and the outlook for the economy in 2009 and beyond is uncertain. We depend on the financial markets for access to capital, as do our renal product customers and commercial healthcare insurers. Limited or expensive access to capital could make it more difficult for these customers to do business with us, or to do business generally, which could adversely affect our businesses. Current conditions in the credit and equity markets, if they continue, could also increase our financing costs and limit our financial flexibility. The continuation, or worsening, of domestic and global economic conditions could continue to adversely affect our businesses and results of operations.

If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technological development.

Our continued growth in the provider business will depend upon our ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel. Competition for those employees is intense and the current nursing shortage has increased our personnel and recruiting costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as medical directors of our dialysis clinics. If we are unable to achieve that goal or if doing so requires us to bear increased costs this could adversely impact our growth and results of operations.

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

Diverging views of financial authorities could require us to make additional tax payments.

We are in dispute with the German tax authorities and the U.S. Internal Revenue Service (IRS) on certain tax deductions disallowed in past tax audits. We are also subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits and we may be subject to additional unfavorable adjustments and disallowances. We are contesting, and in some cases appealing or litigating certain of the unfavorable determinations. If our objections, audit appeals or court claims are unsuccessful, we could be required to make additional tax payments. If all potential additional tax payments were to become due contemporaneously, it could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. (See Item 5, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liquidity.”)

Risks Relating to our Securities

The public market for our preference shares and our preference share ADSs is limited and highly illiquid. The delisting of our preference share ADSs by the New York Stock Exchange would further reduce the U.S. market for our preference shares.

Our preference shares are listed on the Frankfurt Stock Exchange and ADSs representing the preference shares are listed on the New York Stock Exchange (“NYSE”). However, at December 31, 2008, there were only 3,810,540 preference shares outstanding, including 87,091 preference shares in the form of American Depositary Shares. As a result, the public market for our preference shares is limited and highly illiquid. Under NYSE rules, if the number of publicly — held FMC-AG & Co. KGaA preference share ADSs falls below 100,000, the preference share ADSs could be delisted from the NYSE. Without a New York Stock Exchange or a Nasdaq Stock Market listing, the U.S. market for our preference share ADSs would be further reduced or eliminated.

Our substantial indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

We have a substantial amount of debt. At December 31, 2008, we have consolidated debt of $5,738 billion, including $641 million of our trust preferred securities, and consolidated total shareholders’ equity of $5,962 billion, resulting in a ratio of total debt to equity of 0.96. Our substantial level of debt presents the risk that we might not generate sufficient cash to service our indebtedness or that our leveraged capital structure could limit our ability to finance acquisitions and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions.

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

Our 2006 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long — term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Fresenius SE owns 100% of the shares in the general partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

Fresenius SE owns approximately 36.3% of our voting ordinary shares and 100% of the outstanding shares of the general partner of the Company. As the sole shareholder of Fresenius Medical Care Management AG, the general partner of the Company, Fresenius SE has the sole right to elect the supervisory board of the general partner which, in turn, elects the management board of the general partner. The management board of the general partner is responsible for the management of the Company. Through its ownership of the general partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE’s consent, either or both of which could adversely affect the prices of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.

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

We are a “foreign private issuer,” as defined in the SEC’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short — swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. We are also generally exempt from most of the governance rules applicable to companies listed on the New York Stock Exchange, other than the obligation to maintain an audit committee in accordance with Rule 10A — 3 under the Securities Exchange Act of 1934, as amended. These limits on available information about our company and exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities.

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

On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius SE and W.R. Grace which we refer to as the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius SE contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 105,630,000 FMC-AG Ordinary shares. Thereafter, we acquired:

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

Prior to the effectiveness of the transformation, and as approved by the EGM and by a separate vote of the Company’s preference shareholders, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (ADSs)) the opportunity to convert their shares into ordinary shares, which was accepted by the holders of approximately 96% of the outstanding preference shares. Preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation.

On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4.2 billion including the concurrent repayment of approximately $657.8 million of indebtedness of RCG. For additional information regarding our recent acquisitions, see Note 2 of Notes to Consolidated Financial Statements, “Acquisitions.”

Effective June 15, 2007, we completed a three-for-one share split of our ordinary shares and our preference shares, as approved by our shareholders at the Annual General Meeting held on May 15, 2007. All share and per share amounts in the consolidated financial statements, the related notes and elsewhere in this report have been restated to reflect the share splits.

Capital Expenditures

We invested, by business segment and geographical areas, the amounts shown in the table below during the twelve month periods ended December 31, 2008, 2007, and 2006

	Actual
	2008	2007	2006
	(in millions)

Capital expenditures for property, plant and equipment
North America	$385	$334	$306
International	302	239	157

Total Capital Expenditures	$687	$573	$463

Acquisitions
North America	$135	$63	$4,295
International	82	92	25
Corporate	107	204	—

Total Acquisitions	$324	$359	$4,320

Major areas of capital spending were for the maintenance of existing clinics and equipment for new clinics. In addition, expenditures were made for maintenance and expansion of production facilities in North America, Germany, Japan, and France and for the capitalization of machines provided to customers primarily in the International segment. We finance our capital expenditures through cash flow from operations or under existing or new credit facilities.

For additional information regarding our capital expenditures, See Item 5. B, “Operational and Financial Review and Prospects — Liquidity — Investing.” For information regarding recent acquisitions, see Note 2 of Notes to the Consolidated Financial Statements, “Acquisitions and Investments.”

B.	Business Overview

Our Business

We are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Based on publicly reported sales and number of patients treated, we are the largest dialysis company in the world. See “Renal Industry Overview” below, for a description of our internal information data gathering tool. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At December 31, 2008, we provided dialysis treatment to 184,086 patients in 2,388 clinics worldwide located in more than 30 countries. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services and other services under contract to hospitals. In 2008, we provided approximately 27.9 million dialysis treatments, an increase of approximately 5% compared to 2007. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in over 115 countries. For the year ended December 31, 2008, we had net revenues of $10.6 billion, a 9% increase (8% in constant currency) over 2007 revenues. We derived 66% of our revenues in 2008 from our North America operations and 34% from our international operations.

We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

The following table summarizes net revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2008, 2007 and 2006.

	2008	2007	2006
	(in millions)

North America
Dialysis Care	$6,247	$6,002	$5,464
Dialysis Products	758	661	561

	7,005	6,663	6,025
International
Dialysis Care	1,490	1,211	913
Dialysis Products	2,117	1,846	1,561

	3,607	3,057	2,474

Renal Industry Overview

We offer life-maintaining and life-saving dialysis services and products in a market which is characterized by a favorable demographic development. As a global market leader in dialysis products and dialysis services, Fresenius Medical Care considers it important to possess accurate and current information on the status and development of the global, regional and national markets.

To obtain this information, Fresenius Medical Care created an internal information tool called Market & Competitor Survey (MCS). The MCS is used within the Company as a tool to retrieve current, accurate and essential information on the dialysis market, developing trends, the market position of Fresenius Medical Care and those of its competitors. The country — by — country surveys performed at the end of each calendar year focus on the total number of patients treated for ESRD, the treatment modality selected, products used, treatment location and ESRD patient care structure. The survey has been refined over the years to facilitate access to more detailed information and to reflect changes in the development of therapies and products. Its modular design allows the information from different countries to be consolidated. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of earlier surveys performed in previous years. In addition, replies are subjected to a validation process whereby input fields with related information are linked and checked for consistency. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors.

Except as otherwise specified below, all patient and market data in this Report has been derived using our MCS.

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

Approximately 530,000 kidney patients lived with a transplanted kidney at the end of 2008. However, for many years the number of donated organs worldwide has continued to be significantly lower than the number of patients on transplant waiting lists. Consequently, less than one quarter of the global ESRD population lives with a donor organ. Despite ongoing efforts by many regional initiatives to increase awareness of and willingness for kidney donation, the distribution of patients between the various treatment modes has remained nearly unchanged over the past ten years. In both the U.S. and Germany, less than 30% of all ESRD patients live with a functioning kidney transplant and more than 70% require dialysis.

There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” We estimate the global ESRD patient population to have reached approximately 2.3 million at the end of 2008. Of these patients, we estimate that around 1.77 million were undergoing dialysis treatment, and approximately 530,000 people were living with kidney transplants. Of the estimated 1.77 million dialysis patients treated in 2008, approximately 1.58 million received HD and about 190,000 received PD. Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs. The number of dialysis patients grew by approximately 7% in 2008.

Our MCS indicates that the present annual patient growth rate in the U.S. is around 3-4% per year, while in many developing countries we see annual growth rates in the range of 10%. We believe that worldwide growth will continue at around 6% per year. Our MCS also indicates that Japan is the second largest dialysis market in the world with approximately 290,000 dialysis patients being treated at the end of 2008. In addition, our MCS shows that at the end of 2008, there were approximately 445,000 patients in North America (including Mexico), approximately 300,000 dialysis patients in Europe, approximately 220,000 patients in the Middle East and Africa, approximately 185,000 patients in Latin America (excluding Mexico), and nearly 620,000 patients in Asia (including Japan).

Dialysis patient growth rates vary significantly from region to region. A below average increase in the number of patients is experienced in the U.S., Western and Central Europe where patients with terminal kidney failure have had readily available access to treatment, usually dialysis, for many years. In contrast, growth rates in the economically weaker regions were above average, reaching double digit figures. We estimate that about 21% of world — wide patients are treated in the U.S., approximately 16% in Japan and around 17% in the 27 countries of the European Union. The remaining 46% of all dialysis patients are distributed throughout more than 120 countries in different geographical regions.

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

Dialysis Treatment Options for ESRD

Hemodialysis.  Hemodialysis removes toxins and excess fluids from the blood in a process in which the blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer separates waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water, and supplements the blood with solutes which must be added due to renal failure. The treated blood is returned to the patient. The hemodialysis machine pumps blood, adds anti — coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine can also monitor and record the patient’s vital signs.

Hemodialysis patients generally receive treatment three times per week, typically for three to five hours per treatment. The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician.

According to our estimates, there are approximately 5,000 Medicare-certified ESRD treatment clinics in the U.S. Ownership of these clinics is characterized by a relatively small number of chain providers owning 70-75% of the clinics, of which we are the largest, and a large number of providers each owning 10 or fewer clinics. We estimate that there were approximately 5,000 dialysis clinics in the European Union, of which about 62% are government-owned, approximately 22% are privately owned, and nearly 16% are operated by health care organizations. In Latin America, privately owned clinics predominate, comprising over 84% of all clinics providing dialysis care.

According to our MCS, hemodialysis patients represented about 93% of all dialysis patients in the U.S., approximately 96% of all dialysis patients in Japan, and, 91% in the European Union and 84% in the rest of the world. Based on these data, it is clear that hemodialysis is the dominant therapy method worldwide.

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

Our Strategy

Growth Objectives

GOAL 10 is our long-term strategy for sustained growth through 2010. The strategy was implemented in the spring of 2005. Our GOAL 10 objectives, and our annual progress toward achieving those objectives, are as follows:

	Annual Progress										GOAL
	2004		2005		2006		2007		2008		2010

Revenue ($ in million)		$6,228		$6,772		$8,499		$9,720		$10,612	$>11,500
Annual revenue growth at constant currency		10%		8%		25%		12%		8%	~6–9%
Share of dialysis market*		12%		12.9%		15.5%		16.8%			~18%
Market volume* ($ in billion)	$	~50	$	~52,5	$	~55	$	~61,5	$		$ ~67
Annual net income growth percentage**		21%		17%		24%		25%		14%	Low to mid teens

*	Company estimates

**	2005 excluding one-time effects, 2006 excluding one-time effects and FAS 123(R) and 2007 excluding one-time effects

We increased our long-term revenue goals in 2006. Our aim now is to generate revenue greater than $11.5 billion by 2010 — $1.5 billion more than originally planned. We expect to have an 18% share of the worldwide dialysis market in 2010; we had previously estimated it would be approximately 15%.

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

Path 2: Acquisitions

We intend to make attractive, targeted acquisitions broadening our network of dialysis clinics. In North America we want to expand our clinic network in particularly attractive regions. The acquisition of Renal Care Group is an excellent example of this type of expansion although subsequent acquisitions have had and future acquisitions in North America will have a smaller financial scope.

Outside North America, we intend to participate in the privatization process of healthcare systems and seek to achieve above-average growth in Eastern Europe and Asia; acquisitions will support these activities. In our clinic network outside North America, we continue to focus on improving our strategic position in selected markets. We expect the number of our dialysis clinics in Europe, the Middle East and Africa to increase from 400 today to more than 500 by 2010. We plan to provide dialysis treatment for more than 40,000 patients in this region by 2010, compared to approximately 29,840 patients in 2008.

Path 3: Horizontal Expansion

We plan on opening up new growth opportunities in the dialysis market by expanding our product portfolio beyond patient care and dialysis products. To this end, beginning in 2006 we increased our activities in some areas of dialysis medication and will continue to do so in the future. Initially, we focused on drugs regulating patients’ mineral and blood levels, including phosphate binders, iron and Vitamin D supplements and calcimimetics. High phosphate levels in the blood can lead to medium-term damage of patients’ bones and blood vessels. In 2006, we acquired the PhosLo® phosphate binder business of Nabi Biopharmaceuticals, and in 2008 we entered into license and distribution agreements to market and distribute intravenous iron products such as Venofer® and Ferinject® for dialysis treatment. See the discussion of “Renal Pharmaceuticals” below.

Path 4: Home Therapies

Around 11% of all dialysis patients perform dialysis at home, principally PD, with the remaining 89% treated in clinics. Still, we aim to achieve a long-term leading global position in the relatively small field of home therapies, including peritoneal dialysis and home hemodialysis. To achieve this goal, we can combine our comprehensive and innovative product portfolio with our expertise in patient care. In 2007 we acquired Renal Solutions, Inc. which owns technology that can be utilized to significantly reduce water volumes used in hemodialysis, an important step in advancing home hemodialysis.

We expect these strategic steps, expansion of our product portfolio horizontally through an increase of our dialysis drug activities (Path 3), further development of our home therapies (Path 4) and organic growth in dialysis services (Path 1), to produce average annual revenue growth of about 6% to 9%, reaching more than $11.5 billion in 2010. Our annual net income growth, in percent, is expected to range in the low to mid teens by 2010, assuming constant currencies in 2009 and 2010.

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

Our Full Spectrum of Dialysis and Laboratory Services

We provide expanded and enhanced patient services, including renal pharmaceutical products and laboratory services, to both our own clinics and those of third parties. We have developed disease state management methodologies, which involve the coordination of holistic patient care for ESRD patients and which we believe are attractive to managed care payors. We provide ESRD and chronic kidney disease management programs to about 4,000 patients. We also operate a surgical center for the management and care of vascular access for ESRD patients, which can decrease hospitalization.

Differentiated Patient Care Programs from those of our Competitors

We believe that our UltraCare® Patient Care program offered at our North American dialysis facilities distinguishes and differentiates our patient care from that of our competitors. UltraCare® represents our commitment to deliver excellent care to patients through innovative programs, the latest technology, continuous quality improvement and a focus on superior customer service. UltraCare® is delivered by highly trained staff, and demonstrated through dedication, leadership and compassion by every team member, every day.

Our Reputation for High Standards of Patient Care and Quality Products and our Extensive Clinic Network

We believe that our reputation for providing high standards of patient care is a competitive advantage. With our large patient population, we have developed proprietary patient statistical databases which enable us to improve dialysis treatment outcomes, and further improve the quality and effectiveness of dialysis products. Our extensive network of dialysis clinics enables physicians to refer their patients to conveniently located clinics.

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

Dialysis Care

Dialysis Services

We provide dialysis treatment and related laboratory and diagnostic services through our network of 2,388 outpatient dialysis clinics, 1,686 of which are in North America (including Mexico) and 702 of which are in more than 28 countries outside of North America. Our operations within North America generated 81% of our 2008 dialysis care revenue and outside North America generated 19%. Our dialysis clinics are generally concentrated in areas of high population density. In 2008, we acquired a total of 48 existing clinics, opened 127 new clinics and sold or consolidated 25 clinics. The number of patients we treat at our clinics worldwide increased by about 6%, from 173,863 at December 31, 2007 to 184,086 at December 31, 2008. For 2008, dialysis services accounted for 73% of our total revenue.

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

Each of our dialysis clinics is under the general supervision of a physician Medical Director. (see “Patients, Physician and Other Relationships.”) Each dialysis clinic also has an administrator or clinical manager who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses, licensed practical nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians.

As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S. These services include administering EPO, a synthetic engineered hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients in the U.S. Revenues from EPO accounted for approximately 20% of our total dialysis care revenue in our North America segment for the year ended December 31, 2008. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc. is the sole manufacturer of EPO in U.S. and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from October 2006 to December 2011. See “-Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoetin (EPO).”

Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient’s residence. (See “— Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of billing for these products and services.)

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

In the more than 28 countries outside North America in which we currently operate or manage dialysis clinics we face legal, regulatory and economic environments varying significantly from country to country. These individual environments can affect all aspects of providing dialysis services including our legal status, the extent to which we can provide dialysis services, the way we have to organize these services and the system under which we are reimbursed. (See “— Regulatory and Legal Matters — Reimbursement — International (Including Germany and Other Non-U.S.)” for further discussion of reimbursement.) Our approach to managing this complexity utilizes local management to ensure the strict adherence to the individual country rules and regulations and international functional departments supporting country management with processes and guidelines enabling the delivery of the highest possible quality level of dialysis treatment. We believe that with this bi-dimensional organization we will be able to provide superior care to dialysis patients under the varying local frameworks leading to improved patient well-being and to lower social cost.

Fresenius UltraCare® Program

The UltraCare® program of our North America dialysis services group represents our commitment to deliver excellent care to patients through innovative programs, state-of-the art technology, continuous quality improvement and a focus on superior patient service. It combines our latest product technology with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® single use dialyzers are combined with our 2008tm Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. The Ultracare® program also includes an annual training program for staff recertification. In 2008 we launched UltraCare at Home tm which emphasized patient-centered care: offering the full range of treatment modalities coupled with superior customer service for patients desiring care in the home setting.

Laboratory Services

We provide laboratory testing and marketing services in the U.S. through Spectra Laboratories (“Spectra”). Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra, the leading clinical laboratory provider in North America, provides testing for dialysis related treatments in its two operating laboratories located in New Jersey and Northern California. During the year ended December 31, 2008, Spectra performed nearly 52 million tests for approximately 154,000 dialysis patients in over 2,300 clinics across the U.S., including clinics that we own or operate.

Acquisitions and Investments

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

During 2008 and 2007, we had total acquisitions and investments of $324 million and $359 million, respectively. Of the total 2008 acquisitions and investments, we paid aggregate cash consideration of approximately $277 million, approximately $227 million primarily for acquisitions of dialysis clinics and licenses and had an investment in a $50 million loan to Fresenius SE. In 2007, the cash consideration amounted to approximately $263 million, including $120 million as partial consideration for the Renal Solutions Inc. Acquisition. We continued to enhance our presence outside the U.S. in 2008 by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics. See Note 2 of Notes to Consolidated Financial Statements, “Acquisition and Investments.”

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

Our dialysis clinics’ processes and documentation are continuously inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Newly developed system evaluation methods, allowing simpler performance comparisons, are used to identify additional improvement possibilities. In 2008, we had 18 more employees qualified to carry out audits in accordance with IMS requirements, especially in the nursing care processes. We introduced our IMS system in 39 dialysis clinics in 2008 and increased the portion of our European clinics that meet the quality management standard of ISO 9001:2000 from 70% to 71%.

At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2008, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity.

Our principal focus of our research and development activities is the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients. See Item 5.C., “Operating and Financial Review and Prospects — Research and Development.”

Sources of U.S. Dialysis Care Net Revenue

The following table provides information for the years ended December 31, 2008, 2007 and 2006 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2008	2007	2006

Medicare ESRD program	53.2%	53.2%	54.5%
Private / alternative payors	37.4%	36.5%	34.4%
Medicaid and other government sources	3.8%	4.2%	3.9%
Hospitals	5.6%	6.1%	7.2%

Total	100.0%	100.0%	100.0%

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

Competition

Dialysis Services.  Our largest competitors in the North America segment are DaVita, Inc., Dialysis Clinic Inc., Renal Advantage Inc. and Diversified Specialty Institutes, Inc. and, in our International segment, our largest competitors are Diaverum (formerly the non-U.S. dialysis services business of Gambro AB), Baxter International Inc., B. Braun Melsungen AG and Euromedic International. Ownership of dialysis clinics in the U.S. consists of a large number of providers, each owning 10 or fewer clinics and a small number of larger multi-clinic providers, of which we are the largest. Over the last decade the dialysis industry has been characterized by ongoing consolidations. In November 2008, DRA Group Holdings, Inc., the parent company of Renal Advantage Inc., the fourth largest provider of dialysis services in the United States, announced the signature of a definitive agreement to acquire National Renal Alliance, LLC the tenth largest provider of dialysis services in the United States.

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

Dialysis Products

Based on internal estimates prepared using our MCS, publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in over 115 countries. Most of our customers are dialysis clinics. For the year 2008, dialysis products accounted for 26% of our total revenue.

We produce a wide range of machines and disposables for hemodialysis (“HD”), peritoneal (“PD”) and acute dialysis:

•	HD machines and PD cyclers

•	Dialyzers, our largest product group

•	PD solutions in flexible bags

•	HD concentrates, solutions and granulates

•	Bloodlines

•	Systems for water treatment

Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including specific instruments for vascular access, heparin (an anticoagulant) as well as other supplies, such as bandages, clamps and injections. We also include our PhosLo® and Venofer® iron products, and other renal pharmaceutical products business as part of our dialysis product revenues.

Overview

The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and other dialysis products.

	Year Ended December 31,
	2008		2007		2006
	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total
	(in millions)

Hemodialysis Products	$2,291.9	80	$2,007.5	80	$1,720.7	81
Peritoneal Dialysis Products	345.5	12	326.7	13	307.8	14
Other	237.4	8	173.1	7	93.1	5

Total	$2,874.8	100	$2,507.3	100	$2,121.6	100

Hemodialysis Products

We offer a comprehensive hemodialysis product line. Products include HD machines, modular components for dialysis machines, polysulfone dialyzers, bloodlines, HD solutions and concentrates, needles, connectors, machines for water treatment, data administration systems and dialysis chairs. We also include our PhosLo® and Venofer® iron products, and other renal drug products as part of our dialysis product revenues. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.

Dialysis Machines.  We sell our 4008 Series and Series 5008 dialysis machines worldwide. In North America, we sell our 2008® Series machines, modeled on the 4008 Series sold elsewhere. The 2008/4008 series is the most widely sold machine for hemodialysis treatment. Following the successful launch of the 5008 series in 2005, we concentrated on the continued improvement of the reliable operation of our model 5008 dialysis machine in clinical use and under increasingly varied conditions in international applications during 2008. These efforts for improvement have taken into account considerable feedback from our own dialysis clinics as well as from other customers while focusing on therapeutic, technical, and economic aspects of the machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and is offering the most efficient therapy modality, Online-Hemodiafilitration, as a standard. Significant advances in the field of electronics enables highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces.

Our dialysis machines offer the following features and advantages:

•	Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

•	Proven hydraulic systems, providing reliable operation and servicing flexibility;

•	Compatibility with all manufacturers’ dialyzers and a variety of bloodlines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements and specialized modules that provide monitoring and response capability for selected biophysical patient parameters, such as body temperature and relative blood volume. Modular design also allows upgrading through module substitution without replacing the entire machine;

•	Sophisticated microprocessor controls, displays and/or readout panels that are adaptable to local language requirements;

•	Battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	Online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance Monitoring, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	In the series 5008 and 4008H, the most efficient therapy mode Online-Hemodiafilitration as standard;

•	On-line data collection capabilities and computer interfacing with our TDMS and/or FDS08 systems. Our systems enable us to:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network;

—	enter nursing records automatically at bedside;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.

Dialyzers.  We manufacture our F-Series and FX premium series of dialyzers using hollow fiber Fresenius Polysulfone® and Helixone membranes from synthetic materials, including our Optiflux® polysulfone single-use dialyzer. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

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

Peritoneal Dialysis Products

We offer a full line of peritoneal dialysis systems and solutions which include both continuous ambulatory peritoneal dialysis (CAPD) and continuous cycling peritoneal dialysis (CCPD) also called automated peritoneal dialysis (APD). We recently introduced our Body Composition Monitor for home dialysis, which determines a patient’s body composition (water, body mass and fat) which assesses a patient’s hydration state to assist in determining the patient’s therapy. See Item 5C, “Operating and Financial Review and Prospects — Research and Development.”

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

APD Therapy: We have been at the forefront of the development of automated peritoneal dialysis machines since 1980. APD therapy differs from that of CAPD in that fluid is infused into the peritoneal cavity of patients while they sleep. The effectiveness of the therapy is dependant on the dwell time, the composition of the solution used, the volume of solution and the time of the treatment, usually 8 — 10 hours. APD offers a number of benefits to patients:

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

Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. Our APD equipment product line includes:

•	sleep•safe: The sleep•safe machine has been used since 1999. It has automated connection technology thus further reducing the risk on touch contamination. Another key safety feature is the barcode recognition system for the types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of infants.

•	North American cycler portfolio: This includes:(a) the new Liberty® cycler introduced in 2008 incorporating many new operational and safety features with an innovative piston driven pumping cassette design. (b) the Freedom® and 90/2® cyclers for pediatric and acute markets, (c) the Freedom® Cycler PD+ with IQ cardtm and (d) the Newton IQ® Cycler. The credit card-sized IQcardtm can provide actual treatment details and results for compliance monitoring to the physician and, when used with the Newton IQtm Cycler, can upload the patient’s prescription into the machine. The Newton IQtm Cycler also pumps waste dialysate directly into a receptacle.

•	Patient Management Software: We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, Pack-PD® and Finesse®. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.

Renal Pharmaceuticals

We acquired the rights to PhosLo® from Nabi Pharmaceuticals in November 2006. During 2007, we submitted an application to the U.S. FDA to extend the PhosLo® label indication to pre-dialysis patients with chronic kidney disease. We also applied for approval of PhosLo® in selected European countries and of OsvaRen, another phosphate binder that supports bone health, in most EU member states. In October 2008, a generic phosphate binder that competes with PhosLo® was introduced in the U.S. market. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2008 Compared to Year Ended December 31, 2007.”

In July 2008, we entered into two separate and independent license and distribution agreements, one for the U.S. (with Galenica Ltd. and Luitpold Pharmaceuticals Inc.) and one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG), to market and distribute intravenous iron products, such as Venofer® and Ferinject®. Both drugs are used to treat iron deficiency anemia experienced by dialysis patients. Venofer® is the leading intravenous iron product worldwide. The agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1st, 2009. In North America, the license agreement provides our subsidiary FUSA Manufacturing Inc. (“FMI”) with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FMI similar rights for Ferinject® (ferric carboxymaltose), a proposed new intravenous iron medication currently under clinical study in the U.S. The U.S. license agreement has a term of ten years and includes FMI extension options. The International Agreement has a term of 20-years. For additional information regarding the terms of the license, see Note 6, “Intangible Assests and Goodwill — Intangible Assets: License and Distribution Agreements” in the Notes to Consolidated Financial Statements.

Our dialysis services include administering EPO, a synthetic engineered hormone used to treat anemia in ESRD patients. We purchase EPO under a multi year contract with Amgen, Inc., the sole U.S. manufacturer (see “— Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoietin (EPO)” below).

We estimate that the worldwide market for dialysis drugs (excluding erythropoietin stimulating agents, such as EPO) in 2008 was more than $2.5 billion. As part of our horizontal expansion growth path, we intend to continue to integrate the use of dialysis drugs with our existing product technology, dialysis treatment and laboratory services.

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

We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France, Vrsac, Serbia Inukai and Buzen Japan and JiangSu, China facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. At our Ogden, Utah facilities we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide, including Italy, Great Britain, Spain, Turkey, Serbia, Morocco, Argentina, Brazil, Columbia, Australia, Germany, and the U.S. Our PD products are manufactured in North America, Europe, Latin America, and Asia, with two of our largest plants for production of PD products in Mexico and Japan. Our plant in Reynoso, Mexico is the world’s largest bloodline manufacturing facility. We are also planning for the manufacture of hemodiaylsis concentrate and peritoneal dialysis solutions in China. Our facilities are inspected on a regular basis by national and/or international authorities.

We estimate that in 2008, we supplied more than 40% of global dialyzer production. Due to the ever-growing demand for dialyzers from Fresenius Medical Care, our production sites in all regions have reached their capacity limits. As a consequence, we are expanding our production capacity for FX-class premium dialyzers in Germany, a project in which we will have invested a total of €39 million in 2008 and by the end of the first quarter of 2009 and which has increased production by 40% from 32 million to 35 million dialyzers. We have also significantly expanded our dialyzer production capacities in the U.S. (Ogden, Utah), from 25 million to 35 million, and a new assembly line scheduled for completion in the fourth quarter of 2009 will further increase capacity by an additional 11 million dialyzers.

In 2008, we estimate that we manufactured more than 55% of all dialysis machines produced worldwide. We produce three times more dialysis machines than the second-largest manufacturer. Due to strong demand for our dialysis machines, we increased production of components for these machines for the U.S. market by more than 14% in 2008. We also increased our output outside of North America. In 2008, production of series 4008 and 5008 dialysis machine rose by approximately 19% in these regions as well.

We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. The pressure, temperature and time required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. In North America, we are gearing our manufacturing processes to the “Lean Six Sigma” management system which is also utilized in our Schweinfurt facility. The focus of Lean Six Sigma is to achieve a very low error rate which should result in better production results while shortening manufacturing times. Our Integrated Management System (“IMS”) fulfills ISO 9001:2000 requirements for quality control systems in combination with the ISO norm 14001:2004 for environmental control systems. At the same time, IMS conforms to the requirements for medical devices of ISO norm 13485:2003. We have implemented our IMS in all our European production sites. (see also Item 4. Regulatory and Legal Matters — Facilities and Operational Regulations.)

Environmental Management

We have integrated environmental protection targets into our operations. To reach these goals, our IMS has been in use at our production facilities as well as at a number of dialysis clinics. IMS fulfills the requirements of quality management systems as well as environmental management. Environmental goals are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.

We continually seek to improve our production processes for environmental compatibility, which frequently generates cost savings. In 2009, we plan to roll-out the efficiency initiative “Energy squeeze” in our main European production plants. The target is to save annually 5% of energy consumption, which would result in cost savings of around €1 million in 2009.

In our dialysis facilities, we establish, depending on the facility and situation concerned, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Adjustments are implemented on a site-by-site basis after evaluation of the site’s performance. More than 145 of our European dialysis clinics are now certified according to the environmental management standard ISO 14001-2004. In our North America dialysis clinics, we have been able to reduce fresh water consumption by one third by means of a new system of production of purified water and to reduce electricity consumption, and have implemented recycling programs for corrugated materials and hemodialysis machines. Use of heat exchangers enables us to obtain residual heat from water used for industrial purposes, which we use to heat fresh water used for dialysis treatment. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste.

Sources of Supply

Our purchasing policy combines worldwide sourcing of high-quality materials with the establishment of long-term relationships with our suppliers. Additionally, we carefully assess the reliability of all materials purchased to ensure that they comply with the rigorous quality and safety standards required for our dialysis products and we outsource only if we believe that a supplier can exceed our own quality standards. We produce 85% of our dialysis machine components in-house. An interactive information system links all our global projects to ensure that they are standardized and constantly monitored.

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

New Product Introductions

The field of dialysis products is mainly characterized by constant development and refinement of existing product groups and less by break-through innovations. In 2008, we raised the status of Online-hemodiafiltration (“HDF”) from an exclusive technology for just a few users to a standard feature. We also introduced the 5008S hemodialysis machine in the European market. The Company also introduced further software updates for hemodialysis machines. In addition, we continued research to further improve treatment quality both in the clinical and home environment. We have made refinements to the Body Composition Monitor (“BCM”) introduced in 2007 and are researching ways to reduce water consumption per treatment. The actual expenditures on research and development were $80 million (see Item 5.C. “Research and Development”).

Patents and Licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in about 2,400 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our in line sterilization method and sterile closures for in line sterilized medical devices. The generation of DiaSafeplus® filters and FX® dialyzers are also the subject of patents and pending patent applications.

The connector-container system for our biBag bicarbonate concentrate powder container for the 4008 dialysis equipment series has been patented in the United States, Norway, Finland, Japan and Europe. The German part of the European patent has been the subject of invalidity proceedings. A first instance court decision in January 2009 confirmed the validity of the patent. For additional information regarding patent infringement claims made against us, see Note 18 of Notes to Consolidated Financial Statements. “Legal Proceedings — Commercial Litigation.”

A number of patents and pending patent applications relate to components of the more recent 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and connector system for a modified biBag bicarbonate concentrate container. New applications are also pending relating to our new Liberty® peritoneal dialysis cycler which has a number of innovative attributes such as its multi-channel disposable cassette, dual piston pump and pneumatically locking door.

In 2007 Fresenius Medical Care acquired Renal Solutions Inc. and its substantial portfolio of patents and applications for renal sorbent technology. Many of the patents and applications represent new technology that the Company hopes to utilize in future products. We recently filed several new patent applications for improved sorbent designs/formulations developed since the acquisition as well as for future dialysis devices that utilize the acquired technology.

One of Fresenius Medical Care AG & Co. KGaA’s more significant patents, the in-line sterilization method patent, will expire in 2010 in Germany, the United States and other countries. The patent for the 4008 biBag connector expires in 2013 in Germany, the United States, and other countries. The dates given represent the maximum patent life of the corresponding patents. Our patent for polysulfone hollow fiber has expired in Germany and the United States, among other countries. We believe that even after expiration of patents, our proprietary know how for the manufacture of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgrade products will continue to constitute a competitive advantage.

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

Trademarks

Our principal trademarks are the name “Fresenius” and the “F” logo, for which we hold a perpetual, royalty-free license from Fresenius SE the sole stockholder of our general partner (see Item 7B — “Related Party Transactions — Trademarks”.)

Competition

The markets in which we sell our dialysis products are highly competitive. Our competitors in the sale of hemodialysis and peritoneal dialysis products include Gambro AB, Baxter International Inc., Asahi Kasei Kuraray Medical Co. Ltd., Bellco S.r.l., B. Braun Melsungen AG, Nipro Corporation Ltd., Nikkiso Co., Ltd., Terumo Corporation, Kawasumi Laboratories Inc., Fuso Pharmaceuticals Industries Ltd., and Toray Industries, Inc.

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

In 2007, our internal audit department was reorganized and strengthened as a part of the global company risk management system. The department works independently from the regions and the head of the department reports directly to our Chief Financial Officer. The annual audit assignments are selected based on a risk assessment model. The audit plan is reviewed by the management board and finally approved by our Audit and Corporate Governance Committee. The plan consists of financial audits and fullscope audits performed throughout the total company. Audit reports are distributed to the management board. The Audit and Corporate Governance Committee receives the audit results. In 2008, a total of 27 audits was conducted.

As a company required to file reports under the Securities Exchange Act of 1934, we are subject to the provisions of the Sarbanes-Oxley Act of 2002. Section 404 of that act requires that we maintain internal controls over financial reporting, which is a process designed by, or under the supervision of, our chief executive and chief financial officers, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Since the beginning of 2003, a project team has been documenting and evaluating our world-wide internal auditing and controls to ensure that our internal controls and accounting comply with applicable rules and regulations. This report includes our management’s report on its review of the effectiveness of our internal accounting controls as of December 31, 2008.

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

FMCH’s corporate integrity agreement with the U.S. government expired in 2008.

Product Regulation

U.S.

In the U.S. numerous regulatory bodies, including the Food and Drug Administration (“FDA”) and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical products and supplies under their jurisdiction. We are required to register with the FDA as a device manufacturer. As a result, we are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation (21 C.F.R. Part 820) requirements and other regulations. These regulations require us to manufacture products in accordance with current Good Manufacturing Practices (“GMP”) and that we comply with FDA requirements regarding the design, safety, labeling, record keeping and distribution of our products. In 2006, our production site for dialyzers in St. Wendel successfully passed an FDA GMC audit conducted by TÜV Süd Product Service Munich under the mutual recognition agreement between the European Union and the U.S. Further, we are required to comply with various FDA and other agency requirements for labeling and promotion. The Medical Device Reporting regulations require that we provide information to the FDA whenever there is evidence to reasonably suggest that a device may have caused or contributed to a death or serious injury. In addition, the FDA prohibits us from promoting a product for unapproved indications.

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

In addition, in order to clinically test, produce and market certain medical products and other disposables (including hemodialysis and peritoneal dialysis equipment, dialyzers, bloodlines and other disposables) for human use, we must satisfy mandatory procedures and safety and efficacy requirements established by the FDA or comparable foreign governmental agencies. After approval or clearance to market is given, the FDA, upon the occurrence of certain events, has the power to withdraw the approval or clearance or require changes to a device, its manufacturing process, or its labeling or may require additional proof that regulatory requirements have been met. Such rules generally require that products be approved or cleared by the FDA as safe and effective for their intended use prior to being marketed.

Some of our products — including our peritoneal dialysis solutions, PhosLo®, and Venofer® — are designated as drugs by the FDA and, as such, are subject to additional regulation under the Food, Drug, and Cosmetic Act of 1938, as amended. Many of these requirements are similar to those for devices. Thus, we are required to register with the FDA and are required to comply with regulatory requirements regarding drug manufacturing, labeling, distribution, and recordkeeping. Our drug products must be manufactured in accordance with cGMP (21 C.F.R. Part 211), and we are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations. In addition, as with our medical devices, our drug products must satisfy mandatory procedures and safety and efficacy requirements in order to market the products. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed above with respect to medical devices.

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

Drugs.  Some of our products, such as peritoneal dialysis solutions and PhosLo®, are considered medicinal products and are, therefore subject to the specific drug law provisions in the various countries. The European Union has issued a directive on medicinal products, No. 65/65/EWG (January 26, 1965), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany the German Drug Law (Arzneimittelgesetz) (“AMG”), which implements European Union requirements, is the primary regulation applicable to medicinal products.

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

The provisions of the AMG and a statutory order, Arzneimittel- und Wirkstoffherstellungsverordnung (“AMWHV”), also contain special requirements for the manufacture of medicinal products. The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-good manufacturing practice (“EU-GMP”) as well as the terms of the particular marketing authorization. A manufacturer of medicinal products must, inter alia, employ pharmacists, chemists, biologists, or physicians responsible for the quality, safety and efficacy of the medicinal products. The manufacturer must name several responsible persons: a Qualified Person (QP) for the release of the medicinal product into the market possessing the expert knowledge specified by the AMG, a head of production, a head of quality control, and, if the manufacturer markets the medicinal products itself, a commissioner for the so-called graduated plan (Stufenplanbeauftragter for Germany, a Qualified Person for Pharmacovigilance (QPP) for the European Union) and an information officer. It is the responsibility of the QP to ensure that each batch of the medicinal products is produced and examined in compliance with the statutory provisions of the AMG. The QPP must, among other things, collect and assess any reported risks associated with the medicinal products and coordinate any necessary measures according to German Drug Law. The QPP, residing within the European Economic Area, is responsible for pharmacovigilance and the establishment of a system for handling of all suspected adverse reactions that need to be reported. The information officer is in charge of the scientific information relating to the medicinal products. All these persons may be held personally liable under German criminal law for any breach of the AMG.

International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission and the International Conference on Harmonization of Technical Requirements for Human Use (“ICH”). In particular, the Pharmaceutical Inspection Co-operation Scheme (“PIC/S”) an international treaty, contains rules binding many countries in which medicinal products are manufactured. Among other things, the European Commission, PIC/S, ICH, a.s.o. establish requirements for GMP which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2000 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which are more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

Medical Devices.  In the European Community (“EC”), the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all EC Member States, all Member States of the European Economic Community (“EEC”), as well as all future accession states: (1) Directive 90/385/EEC of 20 June 1990 relating to active implantable medical devices (“AIMDs”), as last amended (“AIMD Directive”), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended (“MD Directive”), (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended (“IVD Directive”). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. With regard to Directive 93/42/EEC, the Commission submitted an amendment, 2007/47/EC, intended to achieve improvements, for instance in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. Member States had until December 21, 2008, to transpose the new Directive into national law, following which there is a transition period for manufacturers to come into compliance by March 21, 2010.

According to the directives relating to medical devices, the CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements) shall serve as a general product passport for all Member States of the EC and the EEC. Upon receipt of a CE certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO13485:2003 and AC2007, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the EC requirements. If able to do so, the manufacturer has to put a “CE”

mark on the products. Medical devices that do not bear the “CE” mark cannot be imported, sold or distributed within the European Community.

The right to affix the CE mark is granted to any manufacturer who has observed the conformity assessment procedure prescribed for the relevant medical device and submitted the EC declaration of conformity before placing the medical device on the market. The conformity assessment procedures were standardized by Council Decision 93/465/EEC of July 22, 1993, which established modules for the various phases of the conformity assessment procedures intended to be used in the technical harmonization norms and the rules for the affixing and use of the CE conformity mark. The conformity assessment modules to be used differ depending on the risk class of the medical device to be placed on the market. The classification rules for medical devices are, as a general rule, based upon the potential risk of causing harm to the human body. Annex IX to the MD Directive (making a distinction between four product classes I, IIa, IIb, and III) and Annex II to the IVD Directive (including a list of the products from lists A and B) contain classification criteria for products and product lists that are, in turn, assigned to specific conformity assessment modules. AIMDs represent a product class of their own and are subject to the separate AIMD Directive. Special rules apply, for example, to custom-made medical devices, medical devices manufactured in-house, medical devices intended for clinical investigation or in vitro diagnostic medical devices intended for performance evaluation, as well as for diagnostic medical devices for in-house use (“lay use”), combination devices and accessories to medical devices.

The conformity assessment procedures for Class I devices with a low degree of invasiveness in the human body (e.g. devices without a measuring function that are not subject to any sterilization requirements), can be made under the sole responsibility of the manufacturer by submitting an EC declaration of conformity (a self-certification or self-declaration). For Class IIa devices, the participation of a so-called “Notified Body” is binding for the production phase. Devices of classes IIb and III involving a high risk potential are subject to inspection by the Notified Body not only in relation to their manufacture (as for class IIa devices), but also in relation to their specifications and design. Class III is reserved for the most critical devices the marketing of which is subject to an explicit prior authorization with regard to their conformity. In risk categories IIa, IIb and III, the manufacturer can make use of several different conformity assessment modules.

To maintain the high quality standards and performance of our operations, we have subjected our entire European business to the most comprehensive procedural module, which is also the fastest way to launch a new product in the European Union. This module requires the certification of a full quality management system by a Notified Body charged with supervising the quality management system from design, manufacture, and distribution, to after sales service.

Our Series 4008 dialysis machines and their therapy modifications, our 5008 dialysis machine and its accessories and devices, our PD-NIGHT cycler, our Sleep-safe cycler for automated PD treatment, the multiFiltrate system, and our other active medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the “CE” mark. We expect to continue to obtain additional certificates for newly developed products or product groups.

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

Our operations are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission, Environmental Protection Agency, and Occupational Safety and Health Administration (“OSHA”) requirements and other federal, state and local hazardous and medical waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of dialysis, or laboratory services as hazardous, although disposal of nonhazardous medical waste is subject to specific state regulation. Our operations are also subject to various air emission and wastewater discharge regulations.

Federal, state and local regulations require us to meet various standards relating to, among other things, the management of facilities, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, and dispensing of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal and state agencies and other governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, our dialysis centers, renal diagnostic support business and laboratories must be certified by CMS, an agency within HHS. All of our dialysis centers, and laboratories that furnish Medicare or Medicaid services have the required certification.

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

OSHA regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections against blood-borne and air-borne pathogens. The regulatory requirements apply to all health care facilities, including dialysis centers and laboratories, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne pathogens training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other OSHA-mandated programs for blood-borne and air-borne pathogens.

Some states in which we operate have certificate of need (“CON”) laws that require any person or entity seeking to establish a new health care service or to expand an existing service to apply for and receive an administrative determination that the service is needed. We currently operate in several states, as well as the District of Columbia and Puerto Rico that have CON laws applicable to dialysis centers. These requirements could, as a result of a state’s internal determination of its dialysis services needs, prevent entry to new companies seeking to provide services in these states, and could constrain our ability to expand our operations in these states.

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

Reimbursement

As a global dialysis care provider and supplier of dialysis services and products, we are represented in more than 115 countries throughout the world facing the challenge of meeting the needs of patients in very different economic environments and health care systems.

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

The Medicare program is the largest single source of dialysis services revenues from dialysis treatment. For example, in 2008, approximately 53% of North America dialysis services revenues resulted from Medicare’s ESRD program. As a preliminary matter, in order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. New conditions for coverage became effective in October of 2008, with the exception of two provisions relating to physical environment and infection control which are effective in February of 2009. We have made the necessary modifications to meet these new requirements.

Certain products and services delivered by our dialysis centers are reimbursed by the Medicare program in accordance with a “basic case-mix adjusted prospective system,” which provides a fixed payment for each dialysis treatment, comprised of a composite rate component and a drug add-on adjustment component. The payment rates under this system are now subject to adjustment from time to time through changes in the Medicare statute (in the case of basic services included in the “composite rate”) or through annual adjustments (in the case of a portion of the payment referred to as the “drug add-on adjustment”).

For calendar year 2009, CMS has maintained the drug add-on adjustment at the 2008 rate, which resulted in a reduction in the drug add-on adjustment percentage from 15.5 percent to 15.2 percent of the total per-treatment prospective payment. The composite rate, unlike many other payment rates in Medicare, is not automatically updated each year. As a result, this portion of the payment rate has not received an annual update in the absence of a statutory change. In the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”), Congress provided for a 1.0 percent increase in the composite rate in each of 2009 and 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. Thus, in 2009, all facilities are paid at the 2008 independent facility rate increased by 1.0 percent.

CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSA”) and those based on new core-based statistical areas (“CBSA”) used in 2008. For 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities will be paid henceforth according to the CBSA rate.

Certain other items and services that we furnish at our dialysis centers are not now included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported to CMS by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate.

Although these reimbursement methodologies limit the allowable charge per treatment, they provide us with predictable per treatment revenues.

Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

For Medicare-primary patients, Medicare is responsible for payment of 80% of the prospective payment amount and separately reimbursable drugs or biologicals amounts set by Congress for dialysis treatments and the patient or third-party insurance payors, including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program, are responsible for paying any co-payment amounts for approved services not paid by Medicare (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20% co-payment or annual deductible. Where the patient has no third-party insurance or the third-party insurance does not cover the co-payment or deductible, the patient is responsible for paying the co-payments or the deductible, which we frequently do not fully collect despite reasonable collection efforts. Under an advisory opinion from the Office of the Inspector General of the Department of Health and Human Services, subject to specified conditions, we and other similarly situated providers may make contributions to a non-profit organization that has agreed to make premium payments for supplemental medical insurance and/or “Medigap” insurance on behalf of indigent ESRD patients, including some of our patients.

Medicaid Rebate Program and Other Government Drug Pricing Program Requirements.  Manufacturers of drugs that are covered by the Medicaid program or that are reimbursed by Part B of the Medicare program are subject to various price determination and reporting requirements under federal statutes, including the Medicaid and Medicare statutes as well as the Public Health Service Act (PHSA) and the Veterans Health Care Act (VHCA). Compliance with the Medicaid rebate statute, the VHCA, the Medicare statute, and Section 340B of the PHSA requires us to calculate and/or report a number of different pricing metrics (e.g., Average Manufacturer Price (AMP), Best Price (BP), Average Sales Price (ASP), Federal Ceiling Price (FCP), non-federal average manufacturer price (Non-FAMP), and 340B ceiling price) to federal authorities responsible for monitoring and enforcing drug manufacturer compliance with federal law and policy.

We participate in the Federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs, and we make our pharmaceutical products available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs (“DVA”). With the recent acquisition of a license to market and distribute the IV Iron product Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the “manufacturer” of Venofer® which is reimbursed under Part B of the Medicare program. Our products also are subject to a federal requirement that any company participating in the Medicaid rebate or Medicare Part B program extend discounts comparable to the rebates paid to State Medicaid agencies to qualified purchasers under the Public Health Services (“PHS”) pharmaceutical pricing program managed by the Health Resources and Services Administration of HHS (also known as the “340B program” by virtue of the section of the PHSA that created the program). The PHS pricing program extends these deep discounts on drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries.

Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our pharmaceutical products that are reimbursed by those programs. Rebate calculations are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current average manufacturer price and best price for our pharmaceutical products. The Veterans Health Care Act of 1992 imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than a Federal Ceiling Price determined by applying a statutory discount to the average manufacturer price charged to non-federal customers (a pricing metric referred to as “Non-FAMP”). Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the average sales price (“ASP”) charged by the manufacturer to purchasers of the drug, additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program. Since Venofer® is a Part B drug (i.e., one ordinarily administered incident to a physician service), we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our labeler code, and reporting it to the CMS. We are subject to specific ASP reporting obligations with respect to our Venofer® sales under a consent order issued by the Federal Trade Commission in October 2008 (FTC File No. 081-0146).

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

Second, laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the Composite Rate are billed separately directly to Medicare. Such tests are paid at 100% of the Medicare fee schedule amounts, which vary to some extent across different geographic areas but which cannot exceed national ceilings on payment rates, called national limitation amounts (“NLAs”). The Medicare statute calls for updating the payment rates to reflect inflation by the change in consumer price index. Congress has frequently reduced or eliminated this update, most recently by imposing a five-year freeze for calendar years 2004 through 2008. In MIPPA, Congress specified updates for 2009 to 2013 as the CPI change minus one-half percentage point. For 2009, the increase is 4.5 percent.

Erythropoetin stimulating agents.  ESAs, including Epogen® and Aranesp® are used for anemia management of patients with renal disease. The administration of ESAs is separately billable under the Medicare program, and accounted for 20% of our 2007 U.S. dialysis care revenues.

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

In 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. The new law requires CMS to implement by January 1, 2011 a bundled ESRD payment system under which CMS will reimburse dialysis facilities with a single payment for (i) all items and services currently included in the composite rate, (ii) all ESAs and other pharmaceuticals (other drugs and biologicals other than vaccines) furnished to the patients that were previously reimbursed separately, (iii) diagnostic laboratory tests and (iv) other services furnished to individuals for the treatment of ESRD. The initial bundled reimbursement rate will be set based on 98 percent of estimated 2011 Medicare program costs of dialysis care as calculated under the current reimbursement system using the lowest per patient utilization data from 2007, 2008 or 2009. The bundled payment will be subject to case mix adjustments that may take into account individual patient characteristics (e.g., age, weight, body mass) and co-morbidities. Payments will also be adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities and (iii) such other adjustments as the Secretary of HHS deems appropriate. Beginning in 2012, the bundled payment amount will be subject to annual increases based on increases in the costs of a mix of dialysis items and services to be determined by HHS minus 1%. The Act will establish pay-for-performance quality standards that will take effect in 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by 2%. Facility quality standards are expected to be developed in the areas of anemia management, patient satisfaction, iron management, bone mineral metabolism and vascular access. Facility performance scores will be made available to the public. The bundled system will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers may elect at any time prior to 2011 to become fully subject to the new system. The Act extends the authority of specialized Medicare Advantage (“MA”) plans to target enrollment to certain populations through December 31, 2010 and revises definitions, care management requirements and quality reporting standards for all specialized plans. CMS is developing and drafting the regulations necessary to implement this new system; details of the system will not be known until CMS issues final regulations sometime in 2010. The Act maintains a moratorium on new specialized MA plans through December 31, 2010. This change will materially affect how the Company is paid for Epogen®

and other items and services. The Company cannot estimate the overall effect of the new system on its business until adoption of the final CMS regulations.

Coordination of Benefits.  Medicare entitlement begins for most patients in the fourth month after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program are responsible for payment.

Patients who are covered by Medicare and are also covered by an employer group health plan (“EGHP”) are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare payment. EGHP insurance, when available, will therefore generally cover as the primary payor a total of 33 months, the 3-month waiting period plus the 30-month coordination period

Possible Changes in Statutes or Regulations.  Legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

International (Including Germany and Other Non-U.S.)

As a global company delivering dialysis care and dialysis products in more than 115 countries worldwide, we face the challenge of addressing the needs of dialysis patients in widely varying economic and health care environments.

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

The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the health care sector. The Office of the Inspector General (OIG) of HHS, state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements between physicians and service providers that may violate fraud and abuse laws. In its most recent Work Plan, the OIG identified several types of arrangements and practices worthy of its close scrutiny in the coming year. Several of these are related directly to the delivery of dialysis care, including whether Medicare Part B claims for Epogen administration submitted by dialysis facilities are supported and billed in accordance with Medicare requirements; whether a dialysis facility’s dosing guidelines for erythropoiesis-stimulating agents adhere to FDA labeling recommendations; and laboratory compliance with the current Medicare payment policies for automated multichannel chemistry tests furnished to ESRD beneficiaries.

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

The OIG has the authority to promulgate regulations referred to as “safe harbors” that define certain business relationships and arrangements that would not be subject to civil sanction or criminal enforcement under the Anti-

Kickback Statute. Failure to comply with a safe harbor provision does not make the activity illegal. Rather, the safe harbors set forth specific criteria that, if fully met, will assure the entities involved of not being prosecuted criminally or civilly for the arrangement under the Anti-Kickback Statute.

Many states also have enacted statutes similar to the Anti-Kickback Statute, which may include criminal penalties, applicable to referrals of patients regardless of payor source, and may contain exceptions different from state to state and from those contained in the federal Anti-Kickback Statute.

False Claims Act and Related Criminal Provisions

The federal False Claims Act (the “False Claims Act”) imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of 15-30% of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. The False Claims Act generally provides for the imposition of civil penalties of $5,000 to $10,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages. Effective, January 1, 2007, section 1909 of the Social Security Act (enacted by section 6031 of the Deficit Reduction Act of 2005) provides a financial incentive for states to enact false claims acts that establish liability to the state for the submission of false or fraudulent claims to the state’s Medicaid program. If a state false claims act is determined to meet certain enumerated requirements, the state is entitled to an increase in the amounts recovered under a state action brought under such law. The OIG, in consultation with the Attorney General of the United States and the Department of Justice, determines whether a state false claims act meets these enumerated requirements to qualify for the added financial incentive. As of January 2009, the OIG reviewed and approved state false claims acts promulgated by California, Georgia, Hawaii, Illinois, Indiana, Massachusetts, Nevada, New York, Rhode Island, Tennessee, Texas, Virginia, and Wisconsin.

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

Many states also have enacted state health care privacy laws governing patient information and medical records. The HIPAA Privacy Rule establishes a minimum federal standard for protecting privacy and preempts all contrary state privacy laws. The Privacy Rule does not, however, preempt state privacy laws that are more stringent or more protective. In such instances, we would need to comply with the state privacy law.

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

Stark Law

The original Ethics in Patient Referrals Act of 1989 (commonly referred to as the “Stark Law”) was enacted as part of the Omnibus Budget Reconciliation Act (“OBRA”) of 1989, and prohibits a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a financial relationship, unless an exception applies. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. In addition, the Stark Law prohibits the entity receiving the referral from filing a claim or billing for services arising out of the prohibited referral.

Provisions of OBRA 1993, known as “Stark II,” amended the Stark Law to revise and expand upon various statutory exceptions, expanded the services regulated by the statute to a list of “Designated Health Services,” and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995. The additional Designated Health Services include: physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of Stark regulations was finalized on January 4, 2001. Most portions of the first phase regulations became effective in 2002. The first phase of the final regulations implementing the Stark Law (the “Phase I regulations”) contains an exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances. In addition, the regulations made clear that services reimbursed by Medicare to a dialysis facility under the ESRD composite rate do not implicate the Stark Law. Further, the final Phase I regulations also adopted a definition of durable medical equipment which effectively excludes ESRD equipment and supplies from the category of Designated Health Services. Phase II of the Stark regulations was published on March 26, 2004, and became effective on July 26, 2004. This phase of the regulations finalized all of the compensation exceptions to the Stark Law, including those for “personal services arrangements” and “indirect compensation arrangements.” In addition, Phase II revised the exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility to include certain additional drugs.

On September 5, 2007, CMS published Phase III of the Stark regulations. While this rulemaking was intended to be the final phase of the Stark rulemaking process, CMS has continued to address the Stark Law as part of its annual rulemaking process for reimbursement under the Medicare Part B Physician Fee Schedule.

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

Property

The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described under “Item 7.B. Related Party Transactions — Real Property Lease.”

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	15,646	leased	December 2016	Corporate headquarters and administration
Bad Homburg, Germany	4,556	leased	December 2011	Administration Building FMC D-GmbH Central Europe
St. Wendel, Germany	58,767	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Biebesheim, Germany	51,300	leased	February 2024	Central Distribution Center
Schweinfurt, Germany	24,900	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Bad Homburg (OE), Germany	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions / Technical Services / Logistics services Amgen
Darmstadt, Germany	21,597	leased	November 2010	Regional Distribution Center Central Europe
Palazzo Pignano, Italy	19,990	owned		Manufacture of bloodlines and tubing
L΄Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	owned		Manufacture of hemodialysis concentrate solutions
Vrsac, Serbia	2,642	owned		Production area, Laboratory, lobby, maintenance, administration, logistics
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	8,676	leased	December 2022	Manufacture of bloodlines
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	10,500	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and desinfectants
São Paulo, Brazil	8,566	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets
São Paulo, Brazil	5,000	leased	October 2009	Warehouse
Rio de Janeiro, Brazil	1,635	leased	Jun 2011	Head Office

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bogotá, Colombia	18,947	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions, administration
Valencia, Venezuela	3,562	leased	May 2009	Head Office and Warehouse
Buenos Aires, Argentina	1,800	leased	September 2010	Head Office
Hong Kong	3,588	leased	November 2009	Various leases of Warehouse facility
Hong Kong	1,260	leased	February 2012	Corporate headquarters and administration
Suzhou, China (Changshu Plant)	25,168	owned		Manufacture of hemodialysis bloodline sets / AV Fistula set
Brighton, Australia	1,200	owned		Dialysis Unit
Altona VIC, Australia	1,500	leased		Warehouse
Auckland, New Sealand	1,680	leased	open contract	Warehouse
Selangor, Malaysia	1,669	leased	November 2011	Administration / Warehouse
Yongin, South Korea	2,645	leased	December 2009	Warehouse
Seoul, South Korea	1,905	leased	January 2012	Administration
Oita, Japan (Inukai Plant)	3,065	owned		Manufacture of polysulfone filters
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags
Saga, Japan	6,668	leased	January 2010 with 1 year renewal option	Warehouse
Waltham, Massachusetts	25,588	leased	April 2017 - July 2017 with a 10 year renewal and a second 5 year renewal option	Corporate headquarters and administration - North America
Lexington, Massachusetts	6,425	leased	October 2012 with 5 year renewal option	IT headquarters and administration - North America
Nashville, Tennessee	3,053	leased	April 2009	IT administration / payroll administration
Walnut Creek, California	9,522	leased	June 2012 with 5-year renewal optioin	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Concord, California	1,579	leased	February 2009	Warehouse
Pittsburg, California	5,574	leased	July 2012 with 5 year renewal option	Warehouse
Ogden, Utah	74,322	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Ogden, Utah	9,755	leased	July 2033	Plant expansion. Manufacturing operations
Ogden, Utah	24,452	leased	December 2011	Warehouse
Ogden, Utah	8,933	leased	December 2011	Warehouse
Ogden, Utah	2,072	leased	December 2009 year-to-year lease	Warehouse
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Livingston, California	7,885	leased	December 2011 with a 5-year renewal option	Manufacture of liquid hemodialysis concentrates and resupply
Milpitas, California	8,670	leased	December 2015 with 5-year renewal option	Clinical laboratory testing - 1 Building
Rockleigh, New Jersey	9,812	leased	May 2012	Clinical laboratory testing

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Irving, Texas	6,506	leased	December 2010	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	4,645	owned		Warehouse
Province of Quebec, Canada	1,914	leased	April 2012	Plant Building #1 - Manufacture of dry and liquid concentrates
Province of Quebec, Canada	3,601	leased	March 2011 with option to cancel in March 2010 with 6 month notification	Warehouse
Broomfield, Colorado	1,448	leased	February 2010	Call center and clinical operations for Renaissance Health Care (RHC)
Warrendale, Pennsylvania	1,672	leased	April 2013	RSI administration and research facility
Oklahoma City, OK	3,427	leased	October 2010	Manufacturer of sorbent cartridges

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

Recoverability of Goodwill and Intangible Assets

The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2008, the carrying amount of goodwill amounted to $7,310 million and non-amortizable intangible assets amounted to $430 million representing in total approximately 52% of our total assets.

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

To comply with the provisions of SFAS No. 142, the fair value of the reporting unit is compared to the reporting unit’s carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital (“WACC”) specific to that unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining discounted cash flows, the Company utilizes its three-year budget, projections for years 4 to 10 and a range of growth rates of 0% to 4% for all remaining years. The Company’s weighted average cost of capital consists of a basic rate of 6.47% for 2008. This basic rate is then adjusted by a percentage ranging from 0% to 7% for specific country risks within each reporting unit for determining the reporting unit’s fair value.

If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.

A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services and for procuring and selling products could adversely affect our estimated future cashflows. Future adverse changes in a reporting unit’s economic environment could affect the discount rate. A decrease in our estimated future cash flows and/or a decline in a reporting unit’s economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.

Legal Contingencies

We are party to litigation and subject to investigations relating to a number of matters as described in the “Notes to Consolidated Financial Statements — Note 17 — Legal Proceedings” in this report. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

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

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $2,176 million and $2,027 million at December 31, 2008 and 2007, respectively, net of allowances for doubtful accounts of $263 million and $248 million at December 31, 2008 and 2007, respectively. The majority of our receivables relates to our dialysis service business in North America.

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

The allowance for doubtful accounts is based on local payment and collection experience. We sell dialysis products directly or through distributors in over 115 countries and dialysis services in more than 30 countries through owned or managed clinics. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices. Specifically, public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made. Payment differences are mainly due to the timing of the funding by the local, state or federal government to the agency that is sponsoring the program that purchases our services or products. The collection of accounts receivable from product sales to third party distributors or dialysis clinics is affected by the same underlying causes, since these buyers of our products are reimbursed as well by government institutions or government sponsored programs.

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

For our international operations, a significant number of payors are government entities whose payments are often determined by local laws and regulations. Depending on local facts and circumstances, the period of time to collect can be quite lengthy. In those instances where there are commercial payors, the same type of collection process is initiated as in the US.

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

If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2008 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2008 would have been reduced by approximately 1%.

The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2008 and December 31, 2007. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Trade accounts receivable in the International segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 1% at December 31, 2008.

Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2008
			overdue	overdue
		overdue	more than	more than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$311	$56	$47	$34	$34	$482	22
U.S. Commercial Payors	215	176	62	47	41	541	25
U.S. Hospitals	83	25	3	1	1	113	5
Self-Pay of U.S. patients	1	5	3	2	0	11	1
Other North America	7	1	0	0	0	8	0
International product customers and dialysis payors	620	185	84	66	66	1,021	47

Total	$1,237	$448	$199	$150	$142	$2,176	100

	At December 31, 2007
			overdue	overdue
		overdue	more than	more than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$261	$63	$30	$28	$19	$401	20
U.S. Commercial Payors	209	139	57	56	62	523	26
U.S. Hospitals	69	39	2	1	1	112	6
Self-Pay of U.S. patients	1	2	4	3	1	11	1
Other North America	5	1	0	0	0	6	0
International product customers and dialysis payors	614	178	75	56	51	974	47

Total	$1,159	$422	$168	$144	$134	$2,027	100

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

Financial Condition and Results of Operations

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $65 billion worldwide market with expected annual world-wide patient growth of around 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

For calendar year 2009, CMS has maintained the drug add-on adjustment at the 2008 rate of $0.69 which resulted in a reduction in the drug add-on adjustment from 15.5 percent to 15.2 percent of the total per-treatment prospective payment. The composite rate, unlike many other payment rates in Medicare is not automatically updated each year. As a result, this portion of the payment rate has not received an annual update in the absence of a statutory change. In the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”), Congress provided for a 1.0 percent increase in the composite rate in each of 2009 and 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. Thus, in 2009, all facilities are paid at the 2008 independent facility rate increased by 1.0 percent. CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based statistical areas (“CBSAs”) used in 2008. For 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities will henceforth be paid according to the CBSA rate. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement”.

Certain other items and services that we furnish at our dialysis centers are not now included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoiesis-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported to CMS by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate. Although these reimbursement methodologies limit the allowable charge per treatment, they provide us with predictable per treatment revenues.

In 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. The new law requires CMS to implement by January 1, 2011 a bundled ESRD payment system under which CMS will reimburse dialysis facilities with a single payment for (i) all items and services included in the composite rate, (ii) all ESAs and other pharmaceuticals (other drugs and biologicals, other than vaccines) furnished to the patients that were previously reimbursed separately, (iii) diagnostic laboratory tests and (iv) other services furnished to individuals for the treatment of ESRD. The initial bundled reimbursement rate will be set based on 98 percent of estimated 2011 Medicare program costs of dialysis care as calculated under the current reimbursement system using the lowest per patient utilization data from 2007, 2008 or 2009. The bundled payment will be subject to case mix adjustments that may take into account individual patient characteristics (e.g., age, weight, body mass) and co-morbidities. Payments will also be adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities and (iii) such other adjustments as the Secretary of HHS deems appropriate. Beginning in 2012, the bundled payment amount will be subject to annual increases based on increases in the costs of a mix of dialysis items and services to be determined by HHS minus 1%. The Act will establish pay-for-performance quality standards that will take effect in 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by 2%. Facility quality standards are expected to be developed in the areas of anemia management, patient satisfaction, iron management, bone mineral metabolism and vascular access. Facility performance scores will be made available to the public. The bundled system will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers may elect at any time prior to 2011 to become fully subject to the new system. The Act extends the authority of specialized Medicare Advantage (“MA”) plans to target enrollment to certain populations through December 31, 2010 and revises definitions, care management requirements and quality reporting standards for all specialized plans. CMS is developing and drafting the regulations necessary to implement this new system; details of the system will not be known until CMS issues final regulations sometime in 2010. The Act maintains a moratorium on the new specialized MA plans through December 31, 2010. This change will materially affect how the Company is paid for Epogen® and other items and services. The Company cannot estimate the overall effect of the new system on its business until adoption of the final CMS regulations.

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

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate”. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

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

	For the years ended
	December 31,
	2008	2007	2006
	(in millions)

Total revenue
North America	$7,007	$6,664	$6,026
International	3,688	3,134	2,534
Corporate	1	0	0

Totals	10,696	9,798	8,560

Inter-segment revenue
North America	2	1	1
International	82	77	60

Totals	84	78	61

Total net revenue
North America	7,005	6,663	6,025
International	3,606	3,057	2,474
Corporate	1	0	0

Totals	10,612	9,720	8,499

Amortization and depreciation
North America	238	220	187
International	171	141	120
Corporate	7	2	2

Totals	416	363	309

Operating income
North America	1,168	1,130	965
International	616	544	440
Corporate	(112)	(94)	(87)

Totals	1,672	1,580	1,318

Interest income	25	29	21
Interest expense	(361)	(400)	(372)
Income tax expense	(489)	(466)	(413)
Minority interest	(29)	(26)	(17)

Net Income	$818	$717	$537

Year ended December 31, 2008 compared to year ended December 31, 2007

Highlights

Revenues increased by 9% to $10,612 million (8% at constant rates) mainly due to organic growth at 7% and acquisitions at 1%.

Operating income (EBIT) increased 6%.

Net Income increased by 14%.

Trust Preferred Securities in the amount of $678 million were redeemed at maturity.

In July 2008, we entered into two separate and independent license and distribution agreements to market and distribute intravenous iron products, such as Venofer® and Ferinject®.

Consolidated Financials

Key Indicators for Consolidated Financials

			Change in %
				at constant
	2008	2007	as reported	exchange rates

Number of treatments	27,866,573	26,442,421	5%
Same market treatment growth in %	4.5%	3.9%
Revenue in $ million	10,612	9,720	9%	8%
Gross profit in% of revenue	34.2%	34.5%
Selling, general and administrative costs in % of revenue	17.7%	17.6%
Net income in $ million	818	717	14%

We provided 27,866,573 treatments during the year ended December 31, 2008, an increase of 5% over the same period in 2007. Same market treatment growth contributed 4% and growth from acquisitions contributed 1%.

At December 31, 2008, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,388 clinics compared to 2,238 clinics at December 31, 2007. During 2008, we acquired 48 clinics, opened 127 clinics and combined or closed 25 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 6% to 184,086 at December 31, 2008 from 173,863 at December 31, 2007. Including 32 clinics managed but not consolidated in the U.S., the total number of patients was 185,768.

Net revenue increased by 9% (8% at constant exchange rates) for the year ended December 31, 2008 over 2007 due to growth in revenue in both dialysis care and dialysis products.

Dialysis care revenue grew by 7% to $7,737 million (6% at constant exchange rates) in 2008 mainly due to growth in same market treatments (4%), revenue per treatment (2%), acquisitions (1%), and exchange rate fluctuations (1%), partially offset by sold or closed clinics (1%).

Dialysis product revenue increased by 15% to $2,875 million (11% at constant exchange rates) mainly as a result of increased sales of hemodialysis machines, dialyzers, bloodlines, concentrates, and peritoneal dialysis products and higher revenues attributable to the phosphate binding drug, PhosLo® and to the sales of the newly licensed intravenous iron products.

The decrease in gross margin reflects reductions in gross margin in the International segment. North America was impacted by higher personnel and other operating costs, decreased utilization of and reduced reimbursement rates for EPO, higher material costs, and increased costs for the anticoagulant drug heparin, fully offset by increased commercial payor revenue. International was affected by strong growth in dialysis care business which has lower than average margins and unfavorable foreign currency transaction effects related to purchases from Europe due to the appreciation of the Euro against local currencies. Both segments experienced higher depreciation expense in 2008 as compared to 2007 as a result of expansion of production capacities. The availability of these new capacities allowed a more normalized summer maintenance program in our International facilities, in contrast to the prior year’s shortened program.

Selling, general and administrative (“SG&A”) costs increased to $1,876 million in 2008 from $1,709 million in 2007. SG&A costs as a percentage of sales increased to 17.7% in 2008 from 17.6% in 2007. The percentage increased in the North America segment and decreased in the International segment. North America was impacted by higher personnel costs and higher bad debt expense, partially offset by economies of scale and gains on the sale of minority interests in subsidiaries. International benefited from lower foreign currency losses in Europe, lower bad debt expense and with respect to SG&A as a percentage of sales, from revenue growth in excess of the increase of SG&A. These were partially offset by higher corporate expenses relating to the operating expenses of Renal Solutions Inc., reported under corporate, and compensation expense for stock options. Bad debt expense for the year ended December 31, 2008 was $214 million as compared to $202 million in 2007, representing 2.0% of sales for the year ended December 31, 2008 and 2.1% for 2007.

Research and development (“R&D”) expenses increased to $80 million in 2008 from $67 million for the same period in 2007 mainly as a result of the additional R&D programs related to continued development of hemodialysis machines, field testing of new products and extracorporeal and home therapy programs.

Operating income increased to $1,672 million in 2008 from $1,580 million for 2007. Operating income margin decreased to 15.8% for the year ended December 31, 2008 from 16.3% for 2007 due to the decreased gross margins, increased SG&A as a percentage of sales, and increased R&D costs as discussed above.

Interest expense decreased 10% to $361 million in 2008 from $400 million for 2007 mainly as a result of decreased interest rates and the more favorable financing structure following the repayment of a portion of our trust preferred securities. This was partially offset by the slightly increased debt level resulting from the acquisition of Renal Solutions, Inc. in the fourth quarter of 2007 as well as higher capital expenditures in 2008.

Income tax expense increased to $489 million for the year ended December 31, 2008 from $466 million in 2007 due to increased earnings. The effective tax rate for 2008 decreased to 36.6% from 38.5% for 2007 mainly due to a German corporate tax rate reduction which became effective January 1, 2008.

Net income for 2008 increased to $818 million from $717 million for 2007 mainly as a result of the combined effects of the items discussed above.

We employed 64,666 people (full-time equivalents) as of December 31, 2008 compared to 61,406 as of December 31, 2007, an increase of 5% primarily due to our overall growth in business.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	2008	2007	Change in %
Number of treatments	19,146,084	18,451,381	4%
Same market treatment growth in %	2.9%	2.9%
Revenue in $ million	7,005	6,663	5%
Depreciation and amortization in $ million	238	220	8%
Operating income in $ million	1,168	1,130	3%
Operating income margin in %	16.7%	17.0%

Revenue

Treatments increased by 4% for the year ended December 31, 2008 as compared to 2007 due to same market growth (3%) and acquisitions (1%). At December 31, 2008, 125,857 patients (a 4% increase over the same period in the prior year) were being treated in the 1,686 clinics that we own or operate in the North America segment, compared to 121,431 patients treated in 1,602 clinics at December 31, 2007. Average North America revenue per treatment was $326 for the year ended December 31, 2008 and $323 for 2007. In the U.S., the average revenue per treatment was $330 for the year ended December 31, 2008 and $327 in 2007, mainly due to increased commercial payor revenue.

Net revenue for the North America segment for 2008 increased as a result of increases in dialysis care revenue by 4% to $6,247 million from $6,002 million in 2007 and in dialysis product revenue by 15% to $758 million from $661 million in 2007.

The dialysis care revenue increase was driven by same market treatment growth of 3%, increased revenue per treatment (1%), and 1% resulting from acquisitions partially offset by the effects of sold or closed clinics (1%). The administration of EPO represented approximately 20% and 21% of total North America dialysis care revenue for 2008 and 2007, respectively.

The product revenue increase was driven mostly by a higher sales volume of dialysis machines, concentrate, bloodlines, dialyzers, and peritoneal products, as well as increased pricing and sales of the newly licensed intravenous iron products and higher sales attributable to the phosphate binding drug, PhosLo® which we acquired in late 2006. However, we experienced substantial reductions in our PhosLo® sales following a competitor’s launch of a generic version of PhosLo® in the U.S. in October 2008.

Operating Income

Operating income increased by 3% to $1,168 million for 2008 from $1,130 million for 2007. Operating income margin decreased to 16.7% for 2008 as compared to 17.0% for 2007 primarily due to increased personnel and other operating costs, higher raw material costs, decreased utilization of and reduced reimbursement rates for EPO, heparin cost increases, and higher depreciation expense due to expansion of production capacities, partially offset by increased commercial payor revenue. Cost per treatment increased to $273 in 2008 from $267 in 2007.

International Segment

Key Indicators for International Segment

			Change in %
				at constant
	2008	2007	as reported	exchange rates

Number of treatments	8,720,489	7,991,040	9%
Same market treatment growth in %	8.6%	6.2%
Revenue in $ million	3,606	3,057	18%	13%
Depreciation and amortization in $ million	171	141	21%
Operating income in $ million	616	544	13%
Operating income margin in %	17.1%	17.8%

Revenue

Treatments increased by 9% in 2008 over 2007 mainly due to same market growth (9%), and acquisitions (1%), partially offset by sold or closed clinics (1%). As of December 31, 2008, 58,229 patients (a 11% increase over the prior year) were being treated at 702 clinics that we own, operate or manage in the International segment compared to 52,432 patients treated at 636 clinics at December 31, 2007. Average revenue per treatment increased to $171 from $152 due to increased reimbursement rates and changes in country mix ($11) and the strengthening of local currencies against the U.S. dollar ($8).

The increase in net revenues for the International segment for 2008 over 2007 resulted from increases in both dialysis care and dialysis product revenues. Organic growth during the period was 12% and acquisitions contributed approximately 1%. Exchange rate fluctuations contributed 5%.

Including the effects of acquisitions, European region revenue increased 19% (12% at constant exchange rates), Latin America region revenue increased 23% (19% at constant exchange rates), and Asia Pacific region revenue increased 12% (11% at constant exchange rates).

Total dialysis care revenue for the International segment increased during 2008 by 23% (18% at constant exchange rates) to $1,490 million from $1,211 million for 2007. This increase is a result of same market treatment growth of 9% and a 1% increase in contributions from acquisitions and one additional dialysis day (1%), partially offset by sold or closed clinics (1%). Increases in revenue per treatment contributed 8% and exchange rate fluctuations contributed approximately 5%.

Total dialysis product revenue for 2008 increased by 15% (10% at constant exchange rates) to $2,117 million mostly due to higher dialyzer and machine sales.

Operating Income

Operating income increased by 13% to $616 million primarily as a result of increases in the number of treatments, revenue per treatment and increases in units of products sold. Operating income margin decreased to 17.1% for the year ended December 31, 2008 from 17.8% in 2007. The margin decrease resulted from the effects of stronger growth in dialysis care business which has lower than average margins and higher depreciation expense due to expansion of production capacities. The availability of these new capacities allowed a more normalized summer maintenance program in our facilities in 2008, in contrast to the prior year’s shortened program. In addition, the International margin was impacted by unfavorable foreign currency transaction effects in Asia Pacific related to purchase of products from Europe due to the appreciation of the Euro against local currencies.

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

We provided 26,442,421 treatments during the year ended December 31, 2007, an increase of 11% over 2006. Same market treatment growth contributed 4%, the RCG Acquisition, net of the acquisition-related divestitures, contributed 4%, and additional growth from other acquisitions contributed 4%, partially offset by the combined effects of sold or closed clinics (1%).

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

Dialysis product revenue increased by 18% to $2,507 million (12% at constant exchange rates mainly as a result of increased sales of hemodialysis machines, dialyzers, concentrates, and the PhosLo® business which we acquired in late 2006.

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

Minority interest increased by $9 million as a result of a number of joint ventures acquired in connection with the RCG Acquisition in 2006 and additional Asia Pacific acquisitions in 2007 that are not wholly-owned.

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

Total dialysis product revenue for 2007 increased by 18% (10% at constant exchange rates) to $1,846 million mostly due to increased dialyzer, peritoneal-dialysis product and hemodialysis machine sales.

Operating Income

Operating income increased by 24% to $544 million primarily as a result of an increase in treatment volume, acquisitions and in volume of products sold. Operating income margin remained at approximately 17.8% mainly due to disproportionately higher growth in the dialysis care business which has lower than average margins offset by operational improvements.

B. Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At December 31, 2008, we had cash and cash equivalents of $222 million and unused credit lines of $820 million available to us which are discussed in more detail below.

Operations

In the past three years, 2008, 2007 and 2006, we have generated cash flows from operations of $1,016 million, $1,200 million, and $908 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings).

The profitability of our business depends significantly on reimbursement rates. Approximately 73% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the year ended December 31, 2008, approximately 35% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” by January 1, 2011.

Furthermore, cash from operations depends on the collection of accounts receivable. Our working capital was $1,068 million at December 31, 2008 which increased from $833 million at December 31, 2007, mainly as a result of increases in our accounts receivables; our ratio of current assets to current liabilities was 1.34. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. A lengthening of this payment cycle could have a material adverse effect on our capacity to generate cash flow. During 2008, we have experienced some delay in payments from our customers world-wide. Accounts receivable balances at December 31, 2008 and December 31, 2007, net of valuation allowances, represented approximately 77 and 73 days of net revenue, respectively, with increased balances in both of our segments. The increase in the North America segment is mainly driven by the launch of Venofer® in late 2008 in the Products business, as well as reimbursement delays in the dialysis services business related to National Provider Identification issues and other delays associated with provider numbers for new clinics and acquisitions. The increase for the International segment mainly reflects payment delays by government entities most recently impacted by the world-wide financial crises. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit somewhat more slowly in the immediate future.

The development of days sales outstanding (“DSO”) by operating segment is shown in the table below:

Development of Days Sales Outstanding

	December 31,	December 31,
	2008	2007

North America days sales outstanding	60	58

International days sales outstanding	107	104

FMC AG & Co. KGaA average days sales outstanding	77	73

Interest and income tax payments also have a significant impact on our cash from operations.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the immediate future as follows:

During the third quarter 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001 and issued an audit report in the second quarter 2008. We recognized and recorded the results of the audit in 2006, and thereafter paid all amounts due to the tax authorities. We have filed claims for refunds contesting the IRS’s disallowance of FMCH’s civil settlement payment deductions in prior year tax returns. As a result of a settlement agreement with the IRS to resolve our appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 investigation, we received a refund in September 2008 of $37 million, inclusive of interest. The settlement agreement preserves our right to continue to pursue claims in the U.S. Federal courts for refund of all other disallowed deductions.

Payments of $64 million for taxes and $35 million for other costs, both related to the RCG Acquisition, and a tax payment $99 million related to the Company’s 2000 and 2001 US tax filings, had a negative impact on cash generated from operations in 2006.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities have disallowed in the audit for the years 1996 and 1997. We disagree with such conclusion, believe we have valid arguments and have filed a complaint with the appropriate German court to challenge the tax authority’s decision. An adverse determination in this litigation could have a material adverse effect on our results of operations in the relevant reporting period. We have a liability payable to Fresenius SE related to this matter (See Item 7. Major Shareholders and Related Party Transactions — Related party transactions — Supply Agreements and Arrangements).

The IRS tax audit of FMCH for the years 2002 through 2004 has been completed. Except for the disallowance of all deductions taken during the audit period for remuneration related to intercompany mandatorily redeemable preferred shares, the proposed adjustments are routine in nature and have been recognized in the financial statements. The Company has protested the disallowed deductions and some routine adjustments and will avail itself of all remedies. An adverse determination in this litigation could have a material adverse effect on results of operations and liquidity.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see “Notes to Consolidated Financial Statements — Note 17 — Legal Proceedings” in this report) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

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

Investing

We used net cash of $891 million, $777 million and $4,241 million in investing activities in 2008, 2007 and 2006, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $673 million in 2008, $543 million in 2007 and $446 million in 2006. In 2008, capital expenditures were $384 million in the North America segment, and $289 million for the International segment. Capital expenditures in 2007 were $314 million in the North America segment, and $229 million for the International segment. In 2006, capital expenditures were $302 million in the North America segment and $144 million for the International segment. The majority of our capital expenditures was used for equipping new clinics, maintaining existing clinics, maintenance and expansion of production facilities primarily in North America and Germany and; in 2008 — Japan and France, in 2007 — Japan, in 2006 — France. In addition, we incurred higher investment for machines that we provide to our customers mostly under operating leases, primarily in the International segment (2008 and 2007). Capital expenditures were approximately 6%, 6% and 5% of total revenue for 2008, 2007 and 2006, respectively.

Primarily for acquisitions of dialysis clinics and licenses, we invested approximately $227 million cash in 2008 ($113 million in the North America segment, $57 million in the International segment and $57 million in Corporate), $143 million in 2007 ($63 million in the North America segment and $80 million in the International segment) and $90 million cash in 2006 ($72 in the North American segment and $18 million for the International segment). In addition, in 2007 we paid approximately $120 million in conjunction with the Renal Solutions, Inc. acquisition while in 2006 we paid $4,148 million for the RCG acquisition, partially offset by the cash receipts of $516 million from acquisition related divestitures, and we paid $73 million for the PhosLo® product business. We also received $59 million and $29 million in conjunction with divestitures in 2008 and 2007, respectively.

In 2008, we granted a loan of $50 million to Fresenius SE, our parent. See Item 7, “Major Shareholders and Related Party Transactions — Related party transactions — Financing.”

We anticipate capital expenditures of approximately $550 to $650 million and expect to make acquisitions of approximately $200 to $300 million in 2009.

Financing

Net cash used in financing was $156 million in 2008 compared to $341 million in 2007 and to cash provided of $3,383 million in 2006.

In 2008, cash was mainly used for redemption of trust preferred securities ($678 million), the payment of dividends ($252 million) and the payment in November 2008 of the remaining financial liability relating to the 2007 RSI Acquisition ($56 million); we raised cash from our accounts receivable securitization facility (“A/R Facility”) and other existing long-term credit facilities. In 2007, cash was mainly used to pay down our A/R Facility and other debt and for payment of dividends; we raised net proceeds of $484 million from the issuance of our Senior Notes due 2017 (“Senior Notes”). In 2006, $4,148 million required for the RCG Acquisition, less the $516 million proceeds from the divestiture of 105 clinics and the laboratory business, was provided by debt from our 2006 Senior Credit Agreement and $307 million generated by equity injections from the conversion of preference to ordinary shares.

For a description of our short-term credit facilities, including our A/R Facility, see Note 8 of Notes to Consolidated Financial Statements, “Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties”. For a description of our long-term sources of liquidity, including our 2006 Senior Credit Agreement, our Senior Notes, our credit facilities with the European Investment Bank (“EIB”), and our trust preferred securities, see Note 9 of Notes to Consolidated Financial Statements, “Long-Term Debt and Capital Lease Obligations” and Note 12 of Notes to Consolidated Financial Statements, “Mandatorily Redeemable Trust Preferred Securities.”

The following table summarizes the Company’s available sources of liquidity at December 31, 2008:

Available Sources of Liquidity		Expiration per period of
in millions	Total	1 Year	2-5 Years	Over 5 Years

Accounts receivable facility(a)	$11	$11	$—	$—
Unused Senior Credit Lines	583	—	583	—
Other Unused Lines of Credit	226	226	—	—

	$820	$237	$583	$—

(a)	Subject to availability of sufficient accounts receivable meeting funding criteria.

The amount of guarantees and other commercial commitments at December 31, 2008 is not significant.

At December 31, 2008, we have short-term borrowings, excluding the current portion of long-term debt, of $660 million.

The following table summarizes, as of December 31, 2008, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

Contractual Obligations and Commitments		Payments due by period of
in millions	Total	1 Year	2-5 Years	Over 5 Years

Trust Preferred Securities(a)	$765	$50	$715	$—
Long Term Debt(b)	4,990	588	3,649	753
Capital Lease Obligations	13	3	9	1
Operating Leases	2,121	388	1,094	639
Unconditional Purchase Obligations	2,557	358	1,002	1,197
Other Long-term Obligations	63	57	6	—
Letters of Credit	112	112	—	—

	$10,621	$1,556	$6,475	$2,590

(a)	Interest payments are determined on these debt instruments until their respective maturity dates and based on their applicable balances and fixed interest rates for each period presented. We redeemed $670 million of Trust Preferred Securities on February 1, 2008, primarily by utilizing funds available under our existing credit facilities.

(b)	Interest payments are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

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

The breach of any of the covenants in any of the instruments or agreements governing our long-term debt — the 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes, the Senior Notes or the notes underlying our trust preferred securities — could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Senior Credit Agreement becomes due at the option of the lenders under that agreement, and the “cross default” provisions in our other long-term debt permit the lenders to accelerate the maturity of the debt upon such a default as well. As of December 31, 2008, we are in compliance with all covenants under the 2006 Senior Credit Agreement and our other financing agreements.

Although we are not immune from the world-wide financial crises of 2008, we believe that we are in a solid financial position to continue to grow our business while meeting our financial obligations as they come due. Our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payers. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low risks. See “Critical Accounting Policies — Accounts Receivable and Allowance for Doubtful Accounts,” above. Our syndicated credit facility is comprised of 60 lenders for our revolving credit facility none of which contribute more than 4% of our revolving borrowings under the 2006 Credit Agreement. Even though one of the 60 participating banks in this syndicated facility defaulted on its obligation to provide funds under the terms of the revolving facility during the fourth quarter 2008, we do not anticipate any major issues in having funds available for us when we utilize this credit facility. As we deemed the amount in default immaterial, we took no action to amend our 2006 Credit Agreement to replace the defaulting bank. (See Note 9 of Notes to Consolidated Financial Statements, “Long-Term Debt and Capital Lease Obligations — 2006 Senior Credit Agreement.”) However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business. Current conditions in the credit and equity markets, if they continue, could also increase our financing costs and limit our financial flexibility.

Following our earnings-driven dividend policy, our General Partner’s Management Board will propose to the shareholders at the Annual General meeting on May 7, 2009, a dividend with respect to 2008 and payable in 2009, of €0.58 per ordinary share (for 2007 paid in 2008: €0.54) and €0.60 per preference share (for 2007 paid in 2008: €0.56). The total expected dividend payment is approximately €173 million (approximately $240 million based upon the December 31, 2008 spot rate) compared to €160 million ($252 million) in 2008 with respect to 2007. Our 2006 Senior Credit Agreement limits disbursements for dividends and other payments for the acquisition of our equity securities (and rights to acquire them, such as options or warrants) during 2009 to $280 million in total.

Our treasury management services, which Fresenius SE provides under contractual arrangements with us, assists in the management of our liquidity by means of effective cash management as well as an anticipatory evaluation of financing alternatives. We have sufficient financial resources — consisting of only partly drawn credit facilities and our accounts receivable facility — which we intend to preserve in the next years. We aim to keep committed and unutilized credit facilities to a minimum of $500 million.

We will focus our financing activities in the coming years on reducing subordinated debt. In this respect we did not refinance the subordinated trust-preferred securities issued by Fresenius Medical Care Capital Trust II and III which matured in February 2008 by issuing new subordinated debt, but used our existing senior credit facilities instead. Our target for maturing long-term debt is to refinance with senior and unsecured debt instruments only.

Our refinancing needs for the years 2009 and 2010 are limited to refinancing of our Euro notes totaling $278 million (€200 million) in July 2009 and the annual renewal of our $550 million accounts receivable facility. These refinancing requirements, as well as our dividend payment of approximately $240 million in May 2009 and the anticipated dividend payment in 2010, are expected to be covered by our cash flows and by using existing credit facilities. Our debt covenants provide sufficient flexibility to cover our financing needs. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

Our financing strategy and our financial performance are reflected in the credit ratings assigned to us by the rating agencies, Standard & Poor’s and Moody’s. The table below shows the ratings as of December 31, 2008:

Standard &
	Poor’s	Moody’s

Corporate Credit Rating	BB	Ba1
Outlook	negative	stable

Outlook

Below is a table showing our growth outlook for 2009:

2009
($ in millions)

Net Revenues	> $11,100
Net Income	$850-$890
Debt/EBITDA	< 2.7
Capital Expenditures	~$550-$650
Acquisitions	~$200-$300

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $2,088 million, 19.7% of revenues for 2008, $1,944 million, 20.0% of revenues for 2007, and $1,627 million, 19.1% of revenues for 2006. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, Senior Notes, Euro Notes, EIB, and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, or are needed for capital expenditures and to meet other commitments, as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:

	For the years ended December 31,
	2008	2007	2006
	(in thousands)

Total EBITDA	$2,088,103	$1,943,451	$1,626,825
Settlement of shareholder proceedings	—	—	(888)
Interest expense (net of interest income)	(336,742)	(371,047)	(351,246)
Income tax expense, net	(489,142)	(465,652)	(413,489)
Change in deferred taxes, net	133,047	1,177	10,904
Changes in operating assets and liabilities	(420,297)	46,876	58,294
Tax payments related to divestitures and acquisitions	—	—	(63,517)
Compensation Expense	31,879	24,208	16,610
Cash inflow from Hedging	—	—	10,908
Other items, net	9,550	20,561	13,429

Net cash provided by operating activities	$1,016,398	$1,199,574	$907,830

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note 1 of Notes to Consolidated Financial Statements “The Company, Basis of Presentation and Summary of Significant Accounting Policies — Summary of Significant Accounting Policies — u) Recent Pronouncements”.

C. Research and Development

Our research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Our research and development activities are geared towards offering patients new products and therapies in the area of dialysis and other extracorporeal therapies to improve their quality of life and increase their life expectancy. The quality and safety of our systems are a central focus of our research. Additionally, the research and development efforts aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and close contact with doctors, nurses and patients to keep track of and meet customer and patient needs. We conduct annual innovation meetings and developer conferences, at which employees from our worldwide research and development sites meet and exchange experience with each other and with representatives of our various market segments. We also maintain close contacts with universities and research institutions. We are cooperating particularly intensively with the University of Michigan (on a longitudinal study of chronic kidney patients), Danube University Krems in Austria (on extracorporeal methods), and the Renal Research Institute (RRI) in the United States. RRI was founded in 1997 as a joint venture between Fresenius Medical Care North America and the Beth Israel Medical Center, a hospital in New York, and its network currently comprises 15 institutes in six U.S. states. It was organized to create a network of clinics in which new technologies could be researched, with the aim of improving patients’ quality of life and better understanding the course of chronic kidney failure.

The task of our research and development departments, which employ approximately 415 full time equivalents, is to continually develop and improve our products and treatments. Our biggest research and development department is R&D International with 347 employees, most of whom work at our Schweinfurt and Bad Homburg locations. Smaller teams also work in St. Wendel and in Romania. Apart from R&D International, we have research and development departments in North America and in the Asia Pacific regions, as well as at a few production sites. All of these units are closely connected and cooperate on many projects.

In 2008, research and development expenditures amounted to $80 million, (equivalent to 2.8% of our total dialysis product sales), compared to $67 million in 2007, our most significant year over year increase in R&D expenditures. Our R&D activities focus on continual improvements for users and patients rather than revolutionary discoveries, resulting in expenditures that are lower than other companies in the healthcare sector but that are well within the range typically observed in the dialysis industry. The main reason for the increase in expenditures in 2008 is the acquisition of Renal Solutions, Inc. (RSI), which is continuing to do intensive research in the field of sorbent-based technology, helping to create a potential platform for eventual development of a wearable artificial kidney (see also “Sorbent Systems” below). In addition we continued development of hemodialysis machines, field testing of new products and extracorporeal and home therapy programs. A discussion of each of these activities follows below.

Online-HDF and 5008S Hemodialysis Machine

With the development of the 5008 hemodialysis machine, we have raised the status of Online-hemodiafiltration (HDF) from an exclusive technology for just a few users to a standard feature. In Online-HDF, the machine produces the required amounts of sterile and pyrogene-free infusion solution from standard bicarbonate dialysate. Clinical studies show that hemodiafiltration led to a 30% to 35% decrease in the mortality rate of kidney patients. Hardly any other single measure in the field of renal replacement therapy has had such a positive impact on the length of patients’ lives. Fresenius Medical Care was one of the first providers of commercially available Online-HDF machines — and we see this as a confirmation of the Company’s long-term innovation and product development policy. As Online-HDF becomes increasingly widespread as a standard treatment, our R&D work will center on improving technical aspects of this treatment method.

An important milestone for our research and development activities last year was the European market launch of the 5008S hemodialysis machine at the most important event in the industry, the Congress of the European Renal Association/European Dialysis and Transplant Association in Stockholm in May. The 5008S complements our 5008 therapy system; with an improved interface between the machine and user and increased automation of some processes — for example, data collection — so that nurses have more time to tend to individual patients. We will continue to use the 5008 as the main platform for further significant improvements and extensions of our products.

Home Dialysis

Against a background of increasing ESRD patient growth, we are pursuing two lines of attack to reduce the burdens on clinic capacities in the future and to improve the treatment quality for the individual patient in a targeted manner. First, we intend to create general conditions enabling more treatments to be transferred to the patient’s home. And second, with optimized products we seek to establish the groundwork for more successful dialysis treatment in the patient’s home.

At present, an important strategy in home dialysis is continued improvement of peritoneal dialysis (PD), in which the patient’s peritoneum is used as the dialyzing membrane. The patient administers the treatments several times a day or during the night supported by a machine, the cycler. Fresenius Medical Care manufactures several types of high-quality, machines for automated peritoneal dialysis (APD). Our development department is currently working on a new cycler for international use and thus pursuing the goal of being able to offer high-quality APD at optimized costs. The joint technological platform of this cycler is an important step in this direction. A cycler developed specifically for the U.S. market was approved by the Food and Drug Administration (FDA) in 2008. With the planned further developments the cycler will become one of our core products in the U.S.

In hemodialysis, a dialyzer outside the body filters the blood. Currently 120 liters of water are needed for each treatment. For this reason, among others, PD is the home therapy of choice. However, we are researching ways of reducing water consumption per treatment to only five or six liters (see “Sorbent Systems” below), which would enable widespread use of HD as a therapy outside dialysis clinics.

Using our PatientOnLine software, clinic personnel monitor the patient’s individual PD treatment and thus make a significant contribution to treatment quality assurance. In 2008, a new version of this software was brought to market. With it, the doctor can determine the current state of health of the patient even more reliably. The software is compatible with Windows Vista and has been certified as a medical device.

In 2008, we also stepped up work on therapy options for children with kidney disease.

Body Composition Monitor (BCM)

Home dialysis has also been improved thanks to the refinement of our Body Composition Monitor (BCM). The BCM can determine a patient’s body composition (body water, fat-free body mass and fat). On the basis of these data, especially the percentage of body water, it is possible to assess the exact condition of dialysis patients and select the right treatment. The hydration state (the water level) of kidney patients has an immediate influence on the state of their heart and vascular system and thus on their life expectancy — cardiovascular diseases increase the mortality rate of dialysis patients considerably. With the BCM, Fresenius Medical Care developed a state-of-the-art, easy-to-operate, inexpensive measuring device which provides users with a comprehensive clinically validated program for evaluating the data collected.

In 2008, we successfully launched the BCM in different markets. Since it is not a standard medical device, for successful utilization it is important that the user be provided exact instructions. At present, an important clinical study is being carried out in which the BCM is being employed with other state-of-the-art medical processes known to improve patients’ hydration level. The findings will supply important clues for our customer service’s usage consulting work. Given the importance of the hydration level of the BCM method, whose potential is only beginning to be understood, this project will continue to be a focus of our development work in the future.

Sorbent Systems

In dialysis, as in other areas of medical technology, new technological methods and materials are making it possible to reduce the size, weight and energy consumption of individual components and thus entire devices, as well as to integrate fundamentally new functionalities in medical technology. Renal Solutions, Inc. (RSI), which we acquired in 2007, is an internationally recognized and exclusive specialist in the field of dialysis regeneration using enzyme-based sorbent systems. The main aim of these systems is to reduce the amount of water needed for hemodialysis treatment from about 120 liters (37 gallons) of reverse osmosis water at present to around five or six liters — an important contribution towards cutting costs and reducing environmental burdens with our ecologically sustainable therapies. Apart from the ecological and financial implications of these improvements, they may lead to a substantial reduction in the size of hemodialysis machines. The ultimate aim is for patients to be able to wear these devices directly on their bodies. The space- and water-saving technology is therefore especially suitable for home dialysis. The long-term use of such sorbent systems is also of particular interest to the R&D department because such systems hold the prospect of removing specific toxins from patients’ blood. Further developments for innovative home dialysis solutions will be a focus in the future.

D. Trend information

For information regarding significant trends in our business see Item 5.A., “Operating Financial Review and Prospects.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz), our corporate bodies are our general partner, our supervisory board and our general meeting of shareholders. Our sole general partner is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see Item 16G, below, “Governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA.”

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

Each of the members of the general partner’s Supervisory Board (other than Dr.  William P. Johnston) was also a member of the supervisory board of FMC-AG at the time of registration of the transformation of legal form into FMC AG & Co. KGaA. Unless resolved otherwise by the general meeting of shareholders, their terms of office as members of the Supervisory Board of Management AG will expire at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the general partner. Neither our shareholders nor the separate supervisory board of FMC AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.

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

The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2008.

Age as of
December 31,
Name	2008

Dr. Ulf M. Schneider, Chairman(1)	43
Dr. Dieter Schenk, Vice-Chairman	56
Dr. Gerd Krick(1)(2)	70
Dr. Walter L. Weisman(1)(2)(3)	73
John Gerhard Kringel(2)(3)	69
Dr. William P. Johnston(1)(2)(3)	64

(1)	Members of the Human Resources Committee

(2)	Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3)	Independent director for purposes of our pooling agreement

DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG from April 15, 2005. He was a member of the Fresenius Medical Care AG Supervisory Board from May 2004 and Chairman of its Supervisory Board until the effective date of the transformation when he resigned upon the Company’s transformation to a KGaA. He was Chief Financial Officer of FMC-AG from November 2001 until May 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius AG (now Fresenius SE), effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is Chairman of the Supervisory Board of Fresenius Kabi AG, HELIOS Kliniken GmbH, Eufets AG and Fresenius Medical Care Groupe France S.A.S., France. He is member of the Supervisory Board of Fresenius Kabi Austria GmbH, Austria, Fresenius Kabi Espana S.A., Spain and Fresenius HemoCare Nederlands B.V., Netherlands. Dr. Schneider is member of the Board of Directors of FHC (Holdings), Ltd., Great Britain and of APP Pharmaceuticals, Inc., USA. Furthermore, Dr. Schneider is Chairman of the Board of Directors of Fresenius Kabi Pharmaceuticals Holding, Inc., USA.

DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005 and was Vice Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also Vice Chairman of the Supervisory Board of Fresenius SE and Chairman of the Advisory Board of Else-Kröner-Fresenius-Stiftung, which owns approximately 58% of the ordinary shares of Fresenius SE. He also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. In September 2008, Dr. Schenk resigned from his position as Chairman of the Supervisory Board of NSL Consulting AG.

DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form. He is also Chairman of the Supervisory Boards of FMC-AG & Co. KGaA and Fresenius SE. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Vice-Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick was a member of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G until December 31, 2008. He is also the Chairman of the Supervisory Board of VAMED AG, Austria and was a member of the Supervisory Board of Allianz Private Krankenversicherungs-AG until April 16, 2008.

JOHN GERHARD KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form. His election to the Supervisory Board was subsequently approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC, River Walk, LLC. Formerly he was also an Advisory Board member of Visionary Medical Device Fund. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbott Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks.

DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former President and Chief Executive Officer of American Medical International, Inc and is a member of the Management Board of Occidental Petroleum Corporation. He is Senior Trustee of the Board of Trustees for the California Institute of Technology, life trustee of the Board of Trustees of the Los Angeles County Museum of Art, and Chairman of the Board of Trustees of the Sundance Institute. Dr. Weisman was Vice-Chairman and Lead Director of Maguire Properties, Inc. until September 1, 2008 and was Vice-Chairman of the Board of Trustees of the Samuel H. Kress Foundation until November 1, 2008.

DR. WILLIAM P. JOHNSTON was elected to the Supervisory Board of Management AG on August 30, 2006. He has been a member of the Supervisory Board of FMC-AG & Co. KGaA since May 2006. In February 2008, Dr. Johnston was appointed as a member of the Board of Directors of HCA-Manor Care, Inc. He was the former Chairman of the Board of Directors of Renal Care Group, Inc. Dr. Johnston is a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc., LifeCare Holdings, Inc. and Multiplan, Inc. Dr. Johnston is a member of the Board of Directors of Georgia O’Keeffe Museum.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2008.

	Age as of
	Dec 31,		Year term
Name	2008	Position	expires

Dr. Ben J. Lipps	68	Chairman of the Management Board, Chief Executive Officer of Management AG	2011
Roberto Fusté	56	Chief Executive Officer for Asia Pacific	2011
Dr. Emanuele Gatti	53	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2010
Lawrence Rosen	51	Chief Financial Officer	2011
Dr. Rainer Runte	49	General Counsel and Chief Compliance Officer	2010
Rice Powell	53	Co-Chief Executive Officer, Fresenius Medical Care North America and CEO of Renal Therapy Group (“RTG”) of Fresenius Medical Care in North America	2011
Mats Wahlstrom	54	Co-Chief Executive Officer, Fresenius Medical Care North America and CEO of Fresenius Medical Services of Fresenius Medical Care in North America	2011

DR. BEN J. LIPPS became Chairman and Chief Executive Officer of the Management Board of Management AG on December 21, 2005. He held such positions in FMC-AG from May 1, 1999 until the transformation of legal form and was Vice Chairman of the Management Board until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He is a member of the management board of Fresenius SE. He has been active in the field of dialysis for more than 40 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.

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

DR. RAINER RUNTE became a member of the Management Board of Management AG and General Counsel and Chief Compliance Office on December 21, 2005. He was a member of the Management Board for Law & Compliance of FMC-AG from January 1, 2004 until the transformation of legal form, and has worked for the Fresenius group for 18 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.

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

RICE POWELL became a member of the Management Board of Management AG on December 21, 2005. He was a member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America and CEO of Renal Therapy Group (RTG) of Fresenius Medical Care in North America. He has more than 30 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).

MATS WAHLSTROM became a member of the Management Board of Management AG on December 21, 2005. He was member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America and CEO of Fresenius Medical Services of Fresenius Medical Care in North America. He has more than 25 years of experience in the renal field. From 1983 to 1999, Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but, nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16G, below, “Governance — The Legal Structure of FMC-AG & Co. KGaA.”

The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom — Messrs. Schenk, Krick, Kringel, Weisman and Johnston — are also members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. The name, age, term of office and business experience of the sixth member of the Supervisory Board of FMC-AG & Co. KGaA is as follows:

PROF. DR. BERND FAHRHOLZ, age 61, was a member of the Supervisory Board of Management AG from April 8, 2005 until August 30, 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form and a member of the Supervisory Board of FMC-AG & Co. KGaA following the transformation. He is a member of our Audit and Corporate Governance Committee. He is partner in the law firm of Dewey & LeBoeuf, LLP, and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the vice-chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004. Prof. Dr. Fahrholz is Chairman of the Supervisory Board of SMARTRAC N.V.

The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not

entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the general partner’s Management Board. See Item 16G, below, “Governance — The Legal Structure of FMC-AG & Co. KGaA.” Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board and propose the Company’s auditors for approval by shareholders.

B. Compensation

Report of the Management Board of Management AG, our General Partner

The compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the principles applied for the determination of the compensation of the management board members of Fresenius Medical Care Management AG as general partner of Fresenius Medical AG & Co. KGaA and explains the amounts and structure of the management board compensation.

The compensation report is based on the recommendations of the German Corporate Governance Code and also includes the disclosures in accordance with the Commercial Code extended by the Act on the Disclosure of Management Board Compensation.

Compensation of the Management Board

Determination of the compensation of the management board is made by the full supervisory board of Fresenius Medical Care Management AG. In the fiscal year 2008, the supervisory board was, for the first time, supported in this manner by a personnel committee, the “Human Resources Committee”. In the year under report, the Human Resources Committee consisted of Dr. Ulf M. Schneider, Dr. Gerd Krick, Dr. William P. Johnston and Dr. Walter Weisman. The objective of the compensation system is to enable the members of the management board to participate in the development of the business relative to their duties and performance and the successes in managing the economic and financial position of the Company taking into account its comparable environment.

The compensation of the management board is, as a whole, performance oriented and consists of three elements in fiscal year 2008:

•	non-performance related compensation (basic salary)

•	performance related compensation (variable bonus)

•	components with long-term incentive effect (share options, share-based compensation with cash settlement)

Furthermore, three members of the management board had pension commitments in the reporting period.

The design of the individual components is based on the following criteria:

The non-performance-related compensation was paid in twelve monthly installments as basic salary in fiscal year 2008. In addition, the members of the management board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements and reimbursement of certain other charges and additional contributions to pension and health insurance.

The performance-related compensation will also be granted for fiscal year 2008 as a variable bonus. The amount of the bonus in each case depends on the achievement of individual and common targets. For the total performance-related compensation, the maximum achievable bonus is fixed. The targets are measured on revenue growth, consolidated net income and operating income (EBIT) as well as the development of cash flow, are in part subject to a comparison with the previous year’s figures and can for another part be derived from the comparison of budgeted and actually achieved figures. Furthermore, targets are divided into group level targets and those to be achieved in individual regions. The regional targets also include in some cases special components which are for a three-year period, and therefore only for the fiscal years 2006, 2007 and 2008, linked to a special bonus component to the achievement of extraordinary financial targets connected to special integration measures, e. g. in connection with the acquisition of Renal Care Group in the U.S. The special components require an extraordinary increase in earnings. These special bonus components thereby consist in equal parts of cash payments and a share-based compensation based on the development of the stock exchange price of the Company’s ordinary shares. Once the annual targets are achieved, the cash was or will be paid after the end of the respective fiscal year. The share-based compensation also to be granted yearly in these cases is subject to a three-year vesting period. The amount of cash payment of this share-based compensation corresponds to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares on exercise, and is, for that reason, attributed to the long-term incentive compensation components.

For fiscal years 2008 and 2007 the amount of the cash payment of the management board of Fresenius Medical Care Management AG consisted of the following:

					Performance		Cash Compensation
	Non-Performance Related				Related		(without long-term
	Compensation				Compensation		Incentive Components)
	Salary		Other(1)		Bonus
	2008	2007	2008	2007	2008	2007	2008	2007
	in thousands		in thousands		in thousands		in thousands

Dr. Ben Lipps	$1,200	$1,050	$297	$315	$1,417	$2,257	$2,914	$3,622
Roberto Fusté	515	480	270	251	290	624	1,075	1,355
Dr. Emanuele Gatti	809	637	95	63	968	1,530	1,872	2,230
Rice Powell	750	700	44	46	1,053	1,541	1,847	2,287
Lawrence A. Rosen	589	548	126	115	750	1,197	1,465	1,860
Dr. Rainer Runte	486	452	42	41	644	979	1,172	1,472
Mats Wahlstrom	850	800	46	47	1,244	1,761	2,140	2,608

Total:	$5,199	$4,667	$920	$878	$6,366	$9,889	$12,485	$15,434

(1)	Includes insurance premiums, private use of company cars, contributions to pension and health insureance and other benefits.

In fiscal year 2008 stock options based on the Stock Option Plan 2006 were granted as components with long-term incentive effect. The principles of the Stock Option Plan 2006 are described in more detail in Item 6, E. Share Ownership under the heading “Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006” (see below). As of January 1, 2008, the Company had three additional Employee Participation Programs secured by conditional capital which entitled their participants to convertible bonds or stock options and under which however, no further options could be issued.

In connection with these successful employee participation programs of the past fiscal years, Fresenius Medical Care AG & Co. KGaA implemented Stock Option Plan 2006 approved by resolution of the general meeting on May 9, 2006 and amended by resolution of the general meeting of May 15, 2007 (share split 1:3). A total of 2,499,021 stock options were granted under the Stock Option Plan 2006 on July 28, 2008, of which 398,400 were granted to the members of the management board. (See Item 6.E. “Share Ownership — Options to Purchase our Securities — “Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006” below).

For fiscal years 2008 and 2007 the number and value of stock options issued and also the value of the share-based compensation is shown in the following table.

	Components with Long-term Incentive Effect
					Share-based
					Compensation with Cash
	Stock Options				Settlement		Total
	2008	2007	2008	2007	2008	2007	2008	2007
	Number		in thousands		in thousands		in thousands

Dr. Ben Lipps	99,600	99,600	$1,537	$1,318	$626	$1,243	$2,163	$2,561
Roberto Fusté	49,800	49,800	768	659	0	0	768	659
Dr. Emanuele Gatti	49,800	49,800	768	659	260	366	1,028	1,025
Rice Powell	49,800	49,800	768	659	348	841	1,116	1,500
Lawrence A. Rosen	49,800	49,800	768	659	307	649	1,075	1,308
Dr. Rainer Runte	49,800	49,800	768	659	253	535	1,021	1,194
Mats Wahlstrom	49,800	49,800	768	659	395	961	1,163	1,620

Total:	398,400	398,400	$6,145	$5,272	$2,189	$4,595	$8,334	$9,867

The stated values of the stock options granted to members of the management board in fiscal year 2008 correspond to their fair value at the time of grant, namely a value of $15.43 (€9.80) (2007 — $13.23/ €9.71) per stock option. The exercise price for the stock options granted is $55.88 (€35.49) (2007 — $46.22/€33.91).

At the end of fiscal year 2008, the members of the management board held a total of 2,159,720 stock options (December 31, 2007 — 1,922,628 stock options).

The development and the status of the stock options of the members of the management board during 2008 are shown in more detail in the following table:

	Dr. Ben	Roberto	Dr. Emanuele	Rice	Lawrence	Dr. Rainer	Mats
	Lipps	Fusté	Gatti	Powell	A. Rosen	Runte	Wahlstrom	Total

Options outstanding at January 1, 2008 Number	824,280	241,476	226,476	162,846	177,804	157,953	131,793	1,922,628

Weighted average exercise price in $	31.05	31.15	31.76	36.84	36.47	38.50	40.23	33.38

Options granted during the fiscal year Number	99,600	49,800	49,800	49,800	49,800	49,800	49,800	398,400

Weighted average exercise price in $	55.88	55.88	55.88	55.88	55.88	55.88	55.88	55.88

Options exercised during the fiscal year Number	105,469	0	0	35,469	0	0	20,370	161,308

Weighted average exercise price in $	24.01	0.00	0.00	28.20	0.00	0.00	24.81	25.03

Weighted average share price in $	49.55	0.00	0.00	49.09	0.00	0.00	49.20	49.40

Options outstanding at December 31, 2008 Number	818,411	291,276	276,276	177,177	227,604	207,753	161,223	2,159,720

Weighted average exercise price in $	34.19	34.27	34.93	42.10	39.30	41.11	45.01	36.96

Weighted average remaining contractual life in years	3.7	5.0	5.1	5.4	5.5	5.3	5.6	4.7

Range of exercise price in $	20.14 - 55.88	15.89 - 55.88	15.89 - 55.88	15.89 -55.88	23.91 - 55.88	19.98 - 55.88	28.20 - 55.88	15.89 - 55.88

Options exercisable at December 31, 2008 Number	519,611	141,876	126,876	27,777	78,204	58,353	11,823	964,520

Weighted average exercise price in $	27.21	21.56	21.50	19.29	25.85	27.73	28.20	25.33

On the basis of the financial targets achieved in fiscal year 2008, additional rights for share-based compensation with cash settlement amounting to $2,189,419 (2007 — $4,595,000) were earned. Since the actual distribution will only take place in March 2009, the number of shares will, on the basis of the then current share price, be determined only then by the supervisory board and serve as the basis for the calculation of the payment after the three year waiting period.

The amount of the total compensation of the management board of Fresenius Medical Care Management AG for fiscal years 2008 and 2007 consisted of:

	Cash Compensation		Components with		Total Compensation
	(without long-term		long-term		(including long-term
	Incentive components)		Incentive Effect		Incentive Components)
	2008	2007	2008	2007	2008	2007
	in thousands		in thousands		in thousands

Dr. Ben Lipps	$2,914	$3,622	$2,163	$2,561	$5,077	$6,183
Roberto Fusté	1,075	1,355	768	659	1,843	2,014
Dr. Emanuele Gatti	1,872	2,230	1,028	1,025	2,900	3,255
Rice Powell	1,847	2,287	1,116	1,500	2,963	3,787
Lawrence A. Rosen	1,465	1,860	1,075	1,308	2,540	3,168
Dr. Rainer Runte	1,172	1,472	1,021	1,194	2,193	2,666
Mats Wahlstrom	2,140	2,608	1,163	1,620	3,303	4,228

Total:	$12,485	$15,434	$8,334	$9,867	$20,819	$25,301

The components with long-term incentive effect can be exercised only after the expiry of the specified vesting period. Their value is recognized over the vesting period as expense in the respective fiscal year. The expenses attributable to fiscal years 2008 and 2007 are stated in the following table.

			Expense
	Expense		for Long-term
	for Long-term		Incentive
	Incentive		Components		Total Expense
	Components		by Share-based		for
	with Equity		Compensation with		Share-based
	Instruments		Cash Settlement		Compensation
	2008	2007	2008	2007	2008	2007
	in thousands		in thousands		in thousands

Dr. Ben Lipps	$1,188	$769	$796	$379	$1,984	$1,148
Roberto Fusté	594	384	0	0	594	384
Dr. Emanuele Gatti	594	384	265	133	859	517
Rice Powell	594	378	488	224	1,082	602
Lawrence A. Rosen	594	398	385	147	979	545
Dr. Rainer Runte	594	384	340	144	934	528
Mats Wahlstrom	594	378	558	256	1,152	634

Total:	$4,752	$3,075	$2,832	$1,283	$7,584	$4,358

The non-performance related compensation components and the basic structures of the performance-related compensation components are agreed in the service agreements with the individual management board members. The stock options are granted on an annual basis by the supervisory board to members of the management board.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

There are individual contractual pension commitments for the management board members Roberto Fusté, Dr. Emanuele Gatti and Lawrence A. Rosen. With regard to these pension commitments, Fresenius Medical Care as of December 31, 2008 has pension obligations of $3,354,178 (at December 31, 2007 — $3,192,997). The additions to pension obligations in fiscal ,year 2008 amounted to $422,394 (2007 -$1,530,166). Each of the pension commitments provides a pension and survivor benefit, depending on the amount of the most recent basic salary, from the 65th year of life, or, in the case of termination because of professional or occupational incapacity, from the time of ending active work. The starting percentage of 30% increases with every year of service by 1.5 percentage points, 45% being the attainable maximum. 30% of the gross amount of any later income from an occupation of the management board member is set-off against the pension.

With the chairman of the management board, Dr. Ben Lipps, there is an individual agreement, instead of a pension provision, to the effect that, taking account of a competitive restriction after the ending of the employment contract/service agreement between him and Fresenius Medical Care Management AG, he can, for a period of ten years, act in a consultative capacity for the company. The consideration to be granted annually by Fresenius Medical Care Management AG in return would amount to approximately 33% of the non-performance related compensation components paid to him in the fiscal year 2008.

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

Miscellaneous

In fiscal year 2008, no loans or advance payments of future compensation components were made to members of the management board of Fresenius Medical Care Management AG.

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

Former members of the management board did not receive any compensation in fiscal year 2008.

Compensation of the Supervisory Board of Fresenius Medical Care & Co KGaA and Supervisory Board of Management AG

Our supervisory board consists of six members, five of whom are also members of the supervisory board of Management AG, our general partner. Management AG has one additional supervisory board member who is not a member of our supervisory board. Each member of our supervisory board is paid an annual retainer fee of $80,000. The Chairman is paid twice that amount and the Vice-Chairman 150% of that amount. Supervisory Board members are reimbursed for their reasonable travel and accommodation expenses, including value added tax, incurred with respect to their duties as Supervisory Board members. Supervisory board members who serve on committees receive an additional retainer of $30,000 per year ($50,000 per year in the case of committee chairs). In accordance with our by-laws, we pay 50% of the fees directly to the board member for the five supervisory board members who are also members of the Management AG board and 100% of the sixth (unaffiliated) member’s compensation directly to him. In addition, under the management agreement with our general partner, the general partner pays the remaining 50% of the retainer fees of five members of our supervisory board and 100% of the fees payable to the general partner’s sixth board member (who has no position with FMC-AG & Co. KGaA or its Supervisory Board). By agreement, we reimburse Management AG for 100% of all fees it incurs (including compensation paid to the general partner’s supervisory board). The aggregate compensation reported does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

For the years 2008 and 2007 the compensation for the members of the supervisory boards were as follows:

			Compensation for		Compensation for
			committee services at		committee services at
	Fixed compensation		Management AG(4)		KGaA		Total compensation
	2008	2007	2008	2007	2008	2007	2008	2007
	in thousands		in thousands		in thousands		in thousands

Dr. Gerd Krick	$160	$160	$20	$0	$30	$30	$210	$190
Dr. Dieter Schenk	120	120	15	0	0	0	135	120
Dr. Ulf M. Scheider(2)	160	160	25	0	0	0	185	160
Dr. Walter L. Weisman	80	80	15	0	50	50	145	130
John Gerhard Kringel	80	80	20	0	30	30	130	110
Dr. William P. Johnstion	80	80	40	0	30	30	150	110
Prof. Dr. Bernd Fahrholz(3)	80	80	0	0	30	30	110	110

Total	$760	$760	$135	$0	$170	$170	$1,065	$930

(1)	Shown without VAT and withholding tax

(2)	Chairman of the supervisory board of Management AG, but not member of the supervisory board of KGaA; fixed compensation paid by Management AG

(3)	Member of the supervisory board of KGaA, but not member of the supervisory board of Management AG; fixed compensation paid by KGaA

(4)	at Management AG level committees have been established in Q3 2008 only; hence, the respective compensation was paid on a pro rata basis

C.	Board Practices

For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Fresenius Medical Care Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management,” above. For information regarding certain compensation payable to certain members of the general partner’s management board after termination of employment, see Item 6B, “Directors, Senior Management and Employees — Compensation — Commitments to Members of Management for the Event of the Termination of their Employment.“above. Prior to the transformation, the Supervisory Board of FMC-AG performed the functions usually performed by a remuneration committee. Some of those functions, particularly evaluation and assessment of the compensation of the members of the general partner’s Management Board, are now performed by the general partner’s Human Resources Committee, the members of which are Dr. Ulf M. Schneider, Dr. Gerd Krick, Dr. William P. Johnston and

Dr. Walter Weisman. Determination of the compensation system and of the compensation to be granted is to be made by the full Supervisory Board of Management AG. The current Audit and Corporate Governance Committee of FMC-AG & Co. KGaA consists of Dr. Gerd Krick, Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman, Dr. William P. Johnston and John Gerhard Kringel, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s supervisory board in fulfilling its oversight responsibilities, primarily through:

•	overseeing management’s conduct or our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•	monitoring our internal controls risk program;

•	monitoring our corporate governance performance according to the German corporate governance codex;

•	monitoring the independence and performance of our outside auditors;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	retaining the services of our independent auditors (subject to the approval by our shareholders at our Annual General Meeting) and approval of their fees; and

•	pre-approval of all audit and non-audit services performed by KPMG, the accounting firm which audits our consolidated financial statements.

In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we, together with Fresenius SE and our general partner, Management AG, established two additional committees. These committees are:

•	A joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including

•	transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue, and

•	acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

•	An Audit and Corporate Governance Committee within the Supervisory Board of FMC-AG & Co. KGaA consisting of at least three but not more than five members, at least two of whom shall be persons with no significant business, professional or personal connection with FMC-AG & Co. KGaA or any of our affiliates, apart from membership on our supervisory board or the supervisory board of Management AG or Fresenius SE. The Audit and Corporate Governance Committee will be responsible for reviewing the report of our general partner on relations with related parties and for reporting to the overall supervisory board thereon. In addition to these functions, the Audit and Corporate Governance Committee has acted as our audit committee since it was established.

In fiscal year 2008, the supervisory board of our general partner, Management AG, established a Regulatory and Reimbursement Assessment Committee (the “RRAC”). The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the Department of Health and Human Services (“DHHS”) and its Center for Medicare and Medicaid Services (“CMS”) for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments.

D.	Employees

At December 31, 2008, we had 64,666 employees as compared to 61,406 at December 31, 2007, and 56,803 at December 31, 2006. The 5% increase in 2008 was mainly due to the overall growth in our business. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2008	2007	2006

North America
Dialysis Care	33,694	32,087	31,431
Dialysis Products	6,752	7,007	6,110

	40,446	39,094	37,541

International
Dialysis Care	15,180	13,728	11,663
Dialysis Products	8,903	8,454	7,545

	24,083	22,182	19,208

Corporate	137	130	54
Total Company	64,666	61,406	56,803

We are members of the Chemical Industry Employers Association for most sites in Germany and we are bound by union agreements negotiated with the respective union representatives in those sites. We generally apply the principles of the Association and the related union agreements for those sites where we are not members. We are also party to additional shop agreements negotiated with works councils at individual facilities that relate to those facilities. In addition, approximately 5% of our U.S. employees are covered by collective bargaining agreements. During the last three fiscal years, we have not suffered any labor-related work disruptions.

E.	Share ownership

As of December 31, 2008, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2008 Management Board members of the General Partner held options to acquire 2,159,720 ordinary shares of which options to purchase 964,520 ordinary shares were exercisable at a weighted average exercise price of €18.20 ($25.33) (see Item 6. B, “Directors, Senior Management and Employees — Compensation”. Those options expire at various dates between 2009 and 2015.

Options to Purchase Our Securities

Stock Option and Other Share Based Plans

Incentive plan

In 2006, Fresenius Medical Care Management AG adopted a performance related compensation plan for the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and share-based compensation based on the development of the stock price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured by reference to revenue growth, operating income, consolidated net income and cash flow development. These performance targets relate to a three-year period comprising the fiscal years 2006, 2007 and 2008 only. Once the annual targets are achieved, the cash portion of the award was or will be paid after the end of the respective fiscal year and the share-based compensation portion is granted but subject to a three-year vesting period. The amount of cash payment of the share-based compensation portion corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The share-based compensation incurred under this plan for target years 2008, 2007, and 2006 was $2,189, $4,595 and $3,362, respectively. Such share-based compensation paid to the members of the general partner’s management board is included in the amounts shown in the table entitled “Components with Long-Term Incentive Effect” in Item 6B, Directors, Senior Management and Employees — Compensation - Compensation of the Management Board.”

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

On May 9, 2006, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established by resolution of our annual general meeting with a conditional capital increase up to €12,800,000 subject to the issue of up to 5 million no par value bearer ordinary shares with a nominal value of €2.56 each. On May 15, 2007, the annual general meeting resolved a share split in a ratio of three-for-one (the “Share Split”) together with a capital increase from the Company’s own funds that would result in each ordinary share having a €1.00 nominal value. The capital increase was accomplished by a transfer from the Company’s paid in capital to the ordinary and preference shares no par value, all within the equity section of the Company’s balance sheet. Following the Share Split and capital increase, which became effective June 15, 2007, the 2006 Plan was amended accordingly (the “Amended 2006 Plan”). As a result, the conditional capital was adjusted to be increased up to €15,000,000 subject to the issue of up to 15 million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the Amended 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the Management Board of the General Partner, up to three million options designated for members of management boards of our direct or indirect subsidiaries and up to nine million options designated for our managerial staff members and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner’s Management Board has such authority with respect to all other participants in the Amended 2006 Plan.

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2008, 2007, and 2006 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year’s grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, we have the right to reissue treasury shares or issue new shares.

During 2008, we awarded 2,523,729 options, including 398,400 to members of the Management Board of the General Partner, at a weighted average exercise price of $49.38 (€35.48), a weighted average fair value of $15.37 each and a total fair value of approximately $38.8 million which will be amortized on a straight line basis over the three-year vesting period. For information regarding options granted to each member of the general partner’s management board, see “Compensation of Management Board and our Supervisory Board — Remuneration Report.”

Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

At December 31, 2008, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value, as adjusted in accordance to the Share Split. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan could be issued each year through May 22, 2006. Effective May 2006, no further grants could be issued under the 2001 plan.

During 1998, we adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for our key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire our shares. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one share.

At December 31, 2008, the Management Board members of the General Partner, held 2,159,720 stock options for ordinary shares and employees of the Company held 9,120,123 stock options for ordinary shares with an average remaining contractual life of 5.33 years and 241,776 stock options for preference shares with an average remaining contractual life of 3.57 years with 217,479 exercisable preference options at a weighted average exercise price of $21.55 and 3,469,565 exercisable ordinary options at a weighted average exercise price of $29.56.

Item 7.  Major Shareholders and Related Party Transactions

A. Major Shareholders

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. However, persons who become “beneficial owners” of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Exchange act. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 15%, 10%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply to option agreements (excluding the 3% threshold).

We have been informed that as of December 31, 2008, Fresenius SE owned approximately 36.3%, of our Ordinary shares. In August 2008, an indirect wholly-owned subsidiary of Fresenius SE issued €554.4 million aggregate principal amount of Mandatory Exchangeable Bonds due 2011 with each bond having a nominal value of €50,000 (the “FSE Bonds”). Upon maturity or redemption prior to maturity, Fresenius SE may redeem the FSE Bonds solely by delivery of our Ordinary shares. The actual number of ordinary shares deliverable by Fresenius SE upon redemption of the FSE Bonds will depend upon the exchange ratio for the FSE Bonds at the time of exchange, subject to a minimum exchange price of €33.00 and a maximum exchange price of €38.94. Upon maturity of the FSE Bonds, Fresenius SE’s holding of our Ordinary shares could decrease to between approximately 31.3% at the maximum exchange price and 30.3% at the minimum exchange price.

All of our ordinary shares have the same voting rights. However, as the sole shareholder of our general partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16G, “Corporate Governance — Supervisory Board.”

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2008, 21,120,051 Ordinary ADSs, each representing one Ordinary share, were held of record by 5,070 U.S. holders and there were 87,091 Preference ADSs, each representing one Preference share, held of record by 1 U.S. holder. We estimate that Ordinary shares and Preference shares held directly by U.S. holders accounted for less than 8% of our Ordinary shares outstanding and less than 1% of our Preference shares outstanding as of December 31, 2008. For more information regarding ADRs and ADSs see Item 10.B. “Memorandum and Articles of Association — Description of American Depositary Receipts.”

Security Ownership of Certain Beneficial Owners of Fresenius SE

Fresenius SE’s share capital consists of ordinary shares and non-voting preference shares. Both classes of shares are issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

Based on the most recent information available, Else-Kröner-Fresenius Stiftung owns approximately 58% of the Fresenius SE Ordinary shares. According to Allianz Lebensversicherungs-AG, they hold between 5%-10% of the Fresenius SE Ordinary shares.

B.	Related party transactions

In connection with the formation of FMC-AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in the second half 1996, Fresenius SE and its affiliates and Fresenius Medical Care and its affiliates entered into several agreements for the purpose of giving effect to the merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius SE and their affiliates. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

Dr. Gerd Krick, Chairman of our Supervisory Board, is also a member of the Supervisory Board of our general partner and Chairman of the Supervisory Board of Fresenius SE. Dr. Dieter Schenk, Vice Chairman of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also a member of the Supervisory Board of Fresenius SE, and Dr. Ulf M. Schneider, Chairman of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board and CEO of Fresenius SE. Each of Mr. John G. Kringel, Dr. Walter L. Weisman and Dr. William P. Johnston is a member of both our Supervisory Board and our general Partner’s Supervisory Board.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than Fresenius Medical Care AG & Co. KGaA and its subsidiaries.

Real Property Lease

We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half of 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €16.0 million, which was approximately $23.5 million as of December 31, 2008, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. In December 2006, the Company exercised its option to renew the lease for manufacturing facilities and the other leases were amended to extend their terms and add renewal options. The leases for the other facilities have a term of ten years. In December 2007, we amended the lease for the Schweinfurt, Germany facility, to add additional manufacturing capacity. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius SE’s dialysis business, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

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

Supply Agreements and Arrangements

We produce most of our products in our own facilities. However, Fresenius Kabi AG, a subsidiary of Fresenius SE, Fresenius SE manufactures some of our products for us, principally dialysis concentrate and other solutions. These facilities are located in Germany, Brazil France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2008, we sold products to Fresenius SE in the amount of $36.7 million. In 2008, we made purchases from Fresenius SE in the amount of $45.1 million.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

In January and February 2008, Baxter Healthcare Corporation and/or its parent corporation, Baxter International, Inc., issued recalls and suspended production of its sodium heparin injection products in response to reports of adverse patient reactions. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. Prior to the recalls, FMCH purchased a majority of its heparin requirements from Baxter. As a result of the recalls, APP Pharmaceuticals, Inc. (“APP Inc.”), is the only remaining US supplier of FDA-approved heparin used in dialysis. APP Inc. has substantially increased FMCH’s acquisition costs for this product. On September 10, 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired APP Inc. The acquisition has had no impact on the purchase price of heparin. FMCH currently purchases heparin supplied by APP Inc. through MedAssets, Inc. MedAssets Inc. is a publicly-traded US corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization (GPO) structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and health care providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many US healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2008, we acquired $19.5 million of heparin from APP Inc. through the GPO.

We were party to a German consolidated trade tax return with Fresenius SE and certain of its German subsidiaries for the fiscal years 1998-2001. For this period Fresenius SE made advance tax payments of which $118.1 million (€77.7 million) including interest is recorded as a liability due to Fresenius SE at December 31, 2008. During 2008 the final tax assessment for those years was received and on this basis the tax and interest allocation will be finally determined.

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2008, Fresenius SE and its affiliates charged us approximately $59.0 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing, patent administration and warehousing. For 2008 we charged approximately $9.8 million to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

We are party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which we or our subsidiaries may request and receive one or more advances up to an aggregate amount of $400 million during the period ending March 31, 2011. See Item Note 8 of Notes to Consolidated Financial Statements, “Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties — Short-Term Borrowings from Related Parties.” During 2008, we received advances between €13.2 million and €153.4 million which carried interest at rates between 4.02% and 5.11% per annum. On December 31, 2008, the Company had no advances outstanding due to Fresenius SE.

On November 7, 2008, we entered into a loan agreement with Fresenius SE under which we advanced Fresenius SE $50 million at 6.45% interest. The loan is due on April 30, 2009.

Other Interests

Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under our Prior Credit Agreement. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius SE, is a partner in the law firm of Nörr Stiefenhofer Lutz Partnerschaft, which has provided legal services to Fresenius SE and Fresenius Medical Care. During 2008, Nörr Stiefenhofer Lutz was paid approximately $0.9 million for these services. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius SE. Dr. Schenk is also the chairman of the advisory board of Else-Kröner-Fresenius-Stiftung. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.”

Under the articles of association of FMC AG & Co. KGaA, we will pay Fresenius SE a guaranteed return on its capital investment in our general partner. See Item 16G — “Corporate Governance — The Legal Structure of FMC AG & Co. KGaA,” below.

General Partner Reimbursement

Management AG, the Company’s General Partner, is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2008 was approximately $9.2 million for its management services during 2008 including $0.09 million as compensation for their exposure to risk as General Partner. The Company’s Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner’s invested capital (€1.5 million). See Item 16G “Governance — The Legal Structure of FMC-AG & Co. KGaA” below.

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

The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. These payments were paid for the results of operations in the year preceding the payment.

Per Share Amount	2008	2007	2006

Preference share	€0.56	€0.49	€0.43
Ordinary share	€0.54	€0.47	€0.41

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2008 payable in 2009 of €0.60 per preference share and €0.58 per ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 7, 2009.

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

Item 9.  The Offer and Listing Details

A.4. and C.  Information regarding the trading markets for price history of our stock

Trading Markets

The principal trading market for our ordinary shares and the preference shares is the Frankfurt Stock Exchange. All ordinary shares and preference shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary and preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see “Item 10.B. Memorandum and articles of association — Description of American Depositary Receipts.” However, under the German Securities trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in “Item 7.A. Major Shareholders”. Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996, the preference since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Official Market (Amtlicher Markt) of the Frankfurt Stock Exchange, which has been combined with another market and renamed as the Regulated Market (Regulierter Markt) as of November 1, 2007, and on the sub-segment Prime Standard of the Regulated Market. The Prime Standard is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or US-GAAP); publication of a company calendar; convening of at least one analyst conference per year; publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX, the index of 30 major German stocks.

Since October 1, 1996, ADSs each originally representing one-third of an Ordinary share and, commencing June 15, 2007, each representing one Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each originally representing one-third of a Preference share and, commencing June 15, 2007, each representing one Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS/P. At December 31, 2008, there were 87,091 preference ADSs outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, the trading market for the preference ADSs is highly illiquid. In addition, in connection with the New Your Stock Exchange listing of our ADSs upon consummation of our transformation and the related conversion offer, the New York Stock Exchange advised us that if the number of publicly held preference

ADSs falls below 100,000, that preference ADSs could be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is Bank of New York Mellon (the “Depositary”).

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

Deutsche Börse AG publishes information for all traded securities on the Internet, webpage http://www.deutsche-boerse.com.

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

		Price per		Price per
		ordinary share (€)		preference share (€)
		High	Low	High	Low

2009	January	35.10	32.84	34.50	32.00
2008	December	35.14	32.46	34.00	31.30
	November	36.56	32.90	34.00	31.90
	October	37.75	31.42	34.50	28.51
	September	38.27	34.54	36.38	32.30
	August	37.13	35.26	35.10	33.50
2008	Fourth Quarter	37.75	31.42	34.50	28.51
	Third Quarter	38.27	33.54	36.38	32.30
	Second Quarter	36.10	31.18	34.60	29.90
	First Quarter	39.10	29.73	37.60	28.31
2007	Fourth Quarter	38.67	34.56	36.78	33.00
	Third Quarter	37.85	33.05	36.22	31.32
	Second Quarter	38.02	33.57	36.43	32.00
	First Quarter	37.71	33.67	36.00	31.93
2008	Annual	39.10	29.73	37.60	28.31
2007	Annual	38.67	33.05	36.78	31.32
2006	Annual	36.30	27.50	33.83	25.03
2005	Annual	29.82	19.12	26.44	13.87
2004	Annual	21.21	16.49	15.15	11.24

The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2008 were X shares and X shares, respectively. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE:

		Price per		Price per
		ordinary ADS ($)		preference ADS ($)
		High	Low	High	Low

2009	January	57.60	49.80	55.00	45.80
2008	December	48.11	41.61	46.00	41.50
	November	47.85	41.06	43.75	38.00
	October	52.22	39.84	50.00	28.87
	September	59.01	53.42	54.00	40.00
	August	57.43	52.20	54.00	54.00
2008	Fourth Quarter	52.22	39.84	50.00	28.87
	Third Quarter	59.01	50.49	54.00	40.00
	Second Quarter	56.25	49.53	48.00	45.00
	First Quarter	57.59	45.98	55.00	45.00
2007	Fourth Quarter	56.70	50.20	53.50	47.00
	Third Quarter	53.46	45.68	48.50	42.00
	Second Quarter	51.56	45.04	49.50	41.75
	First Quarter	49.75	43.69	46.25	40.00
2008	Annual	59.01	39.84	55.00	28.87
2007	Annual	56.70	43.69	53.50	40.00
2006	Annual	47.60	34.50	40.00	31.00
2005	Annual	35.22	25.09	31.20	18.16
2004	Annual	27.23	20.41	19.15	13.86

Item 10.  Additional information

B.	Articles of Association

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

The following summary of the material provisions of our articles of association is qualified in its entirety by reference to the complete text of our articles of association, a copy of which has been filed with the Securities and Exchange Commission. In addition, an English translation of our articles of association can also be found on our website under www.fmc-ag.com. For a summary of certain other provisions of our Articles of Association relating to management by our general partner and required ownership of our share capital by the shareholder of our general partner, See Item 16G, “Governance — the Articles of Association of FMC-AG & Co. KGaA” above.

Corporate Purposes

Under our articles of association, our business purposes are:

•	the development, production and distribution of as well as the trading in health care products, systems and procedures, including dialysis;

•	the projecting, planning, establishment, acquisition and operation of health care businesses, including dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;

•	the development, production and distribution of other pharmaceutical products and the provision of services in this field;

•	the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation;

•	the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

We conduct our business directly and through subsidiaries within and outside Germany.

General Information Regarding Our Share Capital

As of February X, 2009, our share capital consists of €X, divided into X ordinary shares without par value (Stückaktien) and X non-voting preference shares without par value (Stückaktien). Our share capital has been fully paid in (NOTE: this will be updated just before filing).

All shares of FMC-AG & Co. KGaA are in bearer form. Our shares are deposited as share certificates in global form (Sammelurkunden) with Clearstream Banking AG, Frankfurt am Main. Shareholders are not entitled to have their shareholdings issued in certificated form. All shares of FMC-AG & Co. KGaA are freely transferable, subject to any restrictions imposed by applicable securities laws.

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

Voting Rights

Each ordinary share entitles the holder thereof to one vote at general meetings of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at an ordinary general or an extraordinary general meeting of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our articles of association (such as the provisions in the FMC-AG & Co. KGaA articles of association relating to the election of our supervisory board). By statute, Fresenius SE as shareholder of the general partner is not entitled to vote its ordinary shares in the election or removal of members of the supervisory board of FMC-AG & Co. KGaA, the ratification of the acts of the general partners and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of the management of the Company, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius SE’s voting rights may not be exercised by any other person.

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

Under German law, dividends may only be paid from our balance sheet profits (Bilanzgewinn) as determined by our unconsolidated annual financial statements as approved by our annual general meeting of shareholders and the general partner. Unlike our consolidated annual financial statements, which are prepared on the basis of accounting principles generally accepted in the United States of America (U.S. GAAP), the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our ordinary shares and our preference shares that are entitled to dividend payments are held in a clearing system, the dividends will be paid in accordance with the rules of the individual clearing system. We will publish notice of the dividends paid and the appointment of the paying agent or agents for this purpose in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger). If dividends are declared, preference shareholders will receive €0.02 per share more than the dividend payable on our ordinary shares, but not less than €0.04 per share, according to our articles of association. Under German law, we must pay the annual dividend for our preference shares prior to paying any dividends on the ordinary shares. If the profit shown on the balance sheet in one or more fiscal years is not adequate to permit distribution of a dividend of €0.04 per preference share, the shortfall without interest must be made good out of the profit on the balance sheet in the following fiscal year or years after distribution of the minimum dividend on the preference shares for that year or years and prior to the distribution of a dividend on the ordinary shares. The right to this payment is an integral part of the profit share of the fiscal year from which the shortfall in the preference share dividend is made good.

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

As of December 31, 2008, we had 87,091 preference share ADSs outstanding. Accordingly, while the preference share ADSs remain listed on the New York Stock Exchange, we expect that the trading market for the preference share ADSs is highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference share ADSs falls below 100,000 preference share ADSs could be delisted.

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

Fees and Expenses

ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per year for services performed by the depositary in administering our ADS program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of holders of our shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

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

Listing of American Depositary Shares; SEC Filings

During the term of the pooling agreement, Fresenius SE has agreed to use its best efforts to exercise its rights as the direct or indirect holder of the general partner interest in Fresenius Medical Care AG & Co. KGaA to cause us to, and we have agreed to:

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

For information regarding certain of our material contracts, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions.” For a description of our stock option plans, see “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Options to Purchase our Securities.” For a description of our 2006 Senior Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see Notes 8 and 9 of the Notes to Consolidated Financial Statements.

Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. A description which appears in “Notes to Consolidated Financial Statements — Note 18 — Legal Proceedings” and the merger agreement among us, FMCH and RCG. For a description of our license and distribution agreements for injectable iron products, see Note 6 of the Notes to Consolidated Financial Statements.

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

Germany and the United States of America have agreed on a Protocol amending the existing Income Tax Treaty. On December 28, 2007, instruments of ratification were exchanged and the Protocol entered into force. The Protocol is effective in respect of withholding taxes for amounts paid on or after January 1, 2007. Changes related to other taxes on income became effective on January 1, 2008.

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

We file periodic reports and information with the Securities and Exchange Commission and the New York Stock Exchange. You may inspect a copy of these reports without charge at the Public Reference Room of the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C. 20549 or at the Securities and Exchange Commission’s regional offices 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800- SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission’s World Wide Web address is http://www.sec.gov.

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	changes in reimbursement rates;

•	intense competition;

•	foreign exchange rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	technological developments in our industry;

•	uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector;and

•	the availability of financing.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement Rates

We obtained approximately 35% of our worldwide revenue for 2008 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

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

Management of Foreign Exchange and Interest Rate Risks

We are primarily exposed to market risk from changes in foreign exchange rates and changes in interest rates. In order to manage the risks from these foreign exchange rate and interest rate fluctuations, we enter into various hedging transactions, as authorized by the Management Board of the General Partner, with banks which generally have ratings in the “A” Category or better. We do not use financial instruments for trading or other speculative purposes.

Fresenius SE, as provided for under a service agreement, conducts financial instrument activity for us and its other subsidiaries under the control of a single centralized department. Fresenius SE has established guidelines, that we have agreed to, for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

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

The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations as the counterparties are banks which generally have ratings in the “A” Category or better. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2008. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2008, and the credit risk inherent to those contracts with positive market values as of December 31, 2008. All contracts expire within 25 months after the reporting date.

Foreign Currency Risk Management

December 31, 2008
(in millions)
Notional amount

					Fair	Credit
	2009	2010	2011	Total	value	risk

Purchase of EUR against US$	$113	41	0	$154	$0	$7
Sale of EUR against US$	14	0	0	14	0	0
Purchase of EUR against others	501	32	0	533	12	38
Sale of EUR against others	30	0	0	30	0	0
Others	83	15	1	99	2	9

Total	$741	88	1	$830	$14	$54

A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

2004 US$ per EUR	1.3633	1.1802	1.2439	1.3621
2005 US$ per EUR	1.3507	1.1667	1.2442	1.1797
2006 US$ per EUR	1.3331	1.1826	1.2558	1.3170
2007 US$ per EUR	1.4874	1.2893	1.3705	1.4721
2008 US$ per EUR	1.5990	1.2460	1.4713	1.3917

Foreign Exchange Sensitivity Analysis

In order to estimate and quantify the transaction risks from foreign currencies, the Company considers the cash flows reasonably expected for the three months following the reporting date as the relevant assessment basis for a sensitivity analysis. For this analysis, the Company assumes that all foreign exchange rates in which the Company had unhedged positions as of the reporting date would be negatively impacted by 10%. By multiplying the calculated unhedged risk positions with this factor, the maximum possible negative impact of the foreign exchange transaction risks on the Company’s results of operations would be $11 million.

Interest Rate Risk

We are exposed to changes in interest rates that affect our variable-rate borrowings. We enter into debt obligations and into accounts receivable securitizations to support our general corporate purposes including capital expenditures and working capital needs. Consequently, we enter into derivatives, particularly interest rate swaps to protect interest rate exposures arising from borrowings at floating rates by effectively swapping them into fixed rates.

We enter into interest rate swap agreements that are designated as cash flow hedges effectively converting the major part of variable interest rate payments due on our 2006 Senior Credit Agreement denominated in U.S. dollars into fixed interest rate payments. Those swap agreements, all of which expire at various dates between 2009 and 2012, in the notional amount of $2.85 billion, effectively fix the Company’s variable interest rate exposure on the majority of its U.S. dollar-denominated revolving loans at an average interest rate of 4.37% plus an applicable margin. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2008, the negative fair value of these agreements is $149 million.

The table below presents principal amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

Interest Rate Exposure

December 31, 2008
(in millions)

									Fair Value
									Dec. 31,
	2009		2010	2011	2012	2013	There-after	Totals	2008

FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement		$134	134	1,410	1,142	379		$3,199	$3,199
Variable interest rate = 3.92%
Accounts receivable securitization programs		$539						$539	$539
Variable interest rate = 2.29%
EIB loans	$					49		$49	$49
Variable interest rate = 2.03%
FLOATING RATE € DEBT
Principal payments on Senior Credit Agreement	$			167				$167	$167
Variable interest rate = 3.49%
Euro Notes 2005/2009		$103						$103	$103
Variable interest rate = 6.871%
EIB loan							$125	$125	$125
Variable interest rate = 4.77%
FIXED RATE US$ DEBT
Company obligated mandatorily redeemable preferred securities of subsidiaries
Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.875% / issued in 2001	$			224				$224	$213
Senior Notes 2007/2017; fixed interest rate = 6.875%							$492	$492	$466
FIXED RATE € DEBT
Company obligated mandatorily redeemable preferred securities of subsidiaries
Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.375% / issued in 2001 (denominated in EUR)	$			417				$417	$413
Euro Notes 2005/2009		$175						$175	$173
Fixed interest rate = 4.57%
INTEREST RATE DERIVATIVES
US$ Payer Swaps Notional amount		$450	250	1,000	1,150			$2,850	$(149)
Average fixed pay rate = 4.37%		4.84%	4.28%	4.10%	4.45%			4.37%
Receive rate = 3-month $LIBOR

All variable interest rates dipicted above are as of December 31, 2008

Interest Rate Sensitivity Analysis

For purposes of analyzing the impact of changes in the relevant reference interest rates on the Company’s results of operations, the Company calculates the portion of financial debt which bears variable interest and which has not been hedged by means of interest rate swaps or options against rising interest rates. For this particular part of its liabilities, the Company assumes an increase in the reference rates of 0.5% compared to the actual rates as of reporting date. The corresponding additional annual interest expense is then compared to the Company’s net income. This analysis shows that an increase of 0.5% in the relevant reference rates would have an effect of less than 1% on the consolidated net income of the Company.

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

As of December 31, 2008, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2008 is effective.

The Company’s internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurances that the Company’s transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

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

The effectiveness of internal control over financial reporting as of December 31, 2008, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-3.

Item 15C.	Attestation report of the registered public accounting firm

The attestation report of KPMG with respect to Management’s Report on Internal Control Over Financial Reporting appears at page F-3.

Item 15D.  Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2008, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has determined that each of Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman and Dr. William P. Johnston qualifies as an independent audit committee financial expert and is “independent“as defined in Rule 10A-3 under the Exchange Act, in accordance with the provisions of Item 16A of Form 20-F.

Item 16B.	Code of Ethics

In 2003, our Management Board adopted through our worldwide compliance program a code of ethics, titled the Code of Business Conduct, which as adopted applied to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. After the transformation of legal form, our Code of Business Conduct applies to the members of the Management Board of our general partner and all Company employees, including senior officers. A copy of the Company’s Code of Business Conduct in the form implemented by Fresenius Medical Care North America, which is substantially identical to our worldwide Code of Business Conduct, is available at:

http://www.fmcna.com/compliance.html

In June 2008, the Ethisphere Institute named Fresenius Medical Care to Ethisphere’s second annual World’s Most Ethical Companies list. The Ethisphere Institute is a think-tank dedicated to research and promotion of profitable best practices in global governance, business ethics, compliance and corporate responsibility.

Item 16C.	Principal Accountant Fees and Services.

In the annual general meeting held on May 20, 2008, our shareholders approved the appointment of KPMG , to serve as our independent auditors for the 2008 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2008	2007

Audit fees	$10,405	$8,574
Audit related fees	103	739
Tax fees	1,046	568

Total	$11,554	$9,881

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

During 2008, the total fees paid to the Audit and Corporate Governance Committee members were $0.172 million.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our equity securities during the fiscal year covered by this report

Item 16G.	Corporate Governance

Introduction

American Depositary Shares representing our Ordinary shares and our Preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A. Instead, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German Corporate Governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (“AktG”) including capital market related laws, the German Codetermination Act (“MitBestG”) and the German Corporate Governance Code which was adopted in 2002 and revised periodically thereafter by the German government commission, most recently in June 2007. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a partnership limited by shares, or KGaA, management by our general partner, certain provisions of our Articles of Association and the role of our supervisory board in monitoring the management of our company by the general partner. It includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

The Legal Structure of FMC-AG & Co. KGaA

A KGaA (“Kommanditgesellschaft auf Aktien”) is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation, the share capital of a KGaA is held by its shareholders. KGaA and stock corporation (“Aktiengesellschaft” or “AG”) are the only legal forms provided by German law for entities whose shares trade on the stock exchange. A KGaA is similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand. Our general partner, Management AG, is a wholly-owned subsidiary of Fresenius SE.

A KGaA’s corporate bodies are its general partner, its supervisory board and the general meeting of shareholders. A KGaA may have one or more general partners who conduct the business of the KGaA. However, unlike a stock corporation, in which the supervisory board appoints the management board, the supervisory board of a KGaA has no influence on appointment of the managing body — the general partner. Likewise, the removal of the general partner from office is subject to very strict conditions. The general partner(s) may, but are not required to, purchase shares of the KGaA. The general partner(s) are personally liable for the liabilities of the KGaA in relations with third parties subject, in the case of corporate general partners, to applicable limits on liability of corporations generally.

Management and Oversight

The management structure of FMC-AG & Co. KGaA is illustrated as follows (percentage ownership amounts refer to ownership of the Company’s total share capital of all classes):

General Partner

Management AG, a stock corporation and a wholly owned subsidiary of Fresenius SE, is the sole general partner of FMC-AG & Co. KGaA and will conduct its business and represent it in external relations. Use of a stock corporation as the legal form of the general partner enables the Company to maintain a management structure substantially similar to FMC-AG’s management structure prior to the transformation into a KGaA. The internal corporate governance structure of the general partner is substantially similar to the prior structure at FMC-AG. In particular, the general partner has substantially the same provisions in its articles of association concerning the relationship between the general partner’s management board and the general partner’s supervisory board and, subject to applicable statutory law, substantially the same rules of procedure for its executive bodies. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €1.5 million.

The general partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the general partner will be compensated for all outlays in connection with conducting the business of the Company, including the remuneration of members of the general partner’s management board and supervisory board. See “The Articles of Association of FMC-AG & Co. KGaA — Organization of the Company” below. FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The general partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. AG & Co. KGaA. This payment of €60,000 per annum constitutes a guaranteed return on Fresenius SE’s investment in the share capital of Management AG. This payment is required for tax reasons, to avoid a constructive dividend by the general partner to Fresenius SE in the amount of reasonable compensation for undertaking liability for the obligations of Fresenius Medical Care AG & Co. KGaA. FMC AG & Co. KGaA will also reimburse the general partner for the remuneration paid to the members of its management board and its supervisory board. See Item 7B — “Major Shareholders and Related Party Transactions.”

The status of the general partner or partners in a KGaA is stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the general meeting and (iii) the independence of the general partner from the influence of the KGaA shareholders as a collective body (See “General Meeting”, below). Because Fresenius SE is the sole shareholder of Management AG, the general partner, Fresenius SE has the sole power to elect the supervisory board of Management AG which elects the members of the management board of Management AG, who act on behalf of the general partner in the conduct of the company’s business and in relations with third parties.

The statutory provisions governing a partnership, including a KGaA, provide in principle that the consent of the KGaA shareholders at a general meeting is required for transactions that are not in the ordinary course of business. However, as permitted by statute, the articles of association of FMC-AG & Co. KGaA permit such decisions to be made by Management AG as general partner without the consent of the FMC-AG & Co. KGaA shareholders. This negation of the statutory restrictions on the authority of Management AG as general partner is intended to replicate governance arrangements in FMC-AG, our corporate form prior to transformation of legal form, by retaining for the management board of the general partner the level of operating flexibility that existed prior to the transformation. Prior to the transformation of legal form, the shareholders of FMC-AG did not have any such veto right regarding determinations of its management board. This does not affect the general meeting’s right of approval with regard to measures of unusual significance, such as a spin-off of a substantial part of a company’s assets, as developed in German Federal Supreme Court decisions.

The relationship between our supervisory board and the management board of Management AG is substantially similar to the governance provisions at FMC-AG prior to the transformation. In particular, under the articles of association of Management AG, the same transactions are subject to the consent of the supervisory board of Management AG as previously required the consent of the supervisory board of FMC-AG. These transactions include, among others:

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

The present members of the management board of Management AG are the same persons who constituted the Management Board of FMC-AG at the effective time of the transformation. Five of the six members of the supervisory board of FMC-AG & Co. KGaA are also members of the supervisory board of Management AG. The Company and Fresenius SE have entered into a pooling agreement requiring that at least one-third (and not less than two) members of the general partner’s supervisory board be “independent directors” — i.e., persons without a substantial business or professional relationship with the Company, Fresenius SE, or any affiliate of either, other than as a member of the supervisory board of the Company or the general partner. (See Item 10B, “Additional Information — Articles of Association — Description of the Pooling Arrangements.”)

Fresenius SE’s de facto control of the Company through ownership of the general partner is conditioned upon its ownership of a substantial amount of the Company’s share capital (See “The Articles of Association of FMC-AG & Co. KGaA — Organization of the Company”, below).

Supervisory Board

The supervisory board of a KGaA is similar in certain respects to the supervisory board of a stock corporation. Like the supervisory board of a stock corporation, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The supervisory board is elected by the KGaA shareholders at the general meeting. Shares in the KGaA held by the general partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA’s supervisory board members.

Although Fresenius SE will not be able to vote in the election of FMC-AG & Co. KGaA’s supervisory board, Fresenius SE will nevertheless retain influence on the composition of the supervisory board of FMC-AG & Co. KGaA. Because (i) four of the six former members of the FMC-AG supervisory board continue to hold office as four of the six current members of the supervisory board of FMC-AG & Co. KGaA (except for Dr. Ulf M. Schneider and

Dr. William P. Johnston) and (ii) in the future, the FMC-AG & Co. KGaA supervisory board will propose future nominees for election to its supervisory board (subject to the right of shareholders to make nominations), Fresenius SE is likely to retain de facto influence over the selection of the supervisory board of FMC-AG & Co. KGaA. However, under our articles of association, a resolution for the election of members of the supervisory board requires the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the need to apply for court appointment of members to the supervisory board after the end of the terms of the members in office.

The supervisory board of FMC-AG & Co. KGaA has less power and scope for influence than the supervisory board of the Company as a stock corporation. The supervisory board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies. Nor may the supervisory board subject the management measures of the general partner to its consent, or issue rules of procedure for the general partner. Management of the Company will be conducted by the management board of the general partner and only the supervisory board of the general partner (all of whose members will be elected solely by Fresenius SE) has the authority to appoint or remove them. FMC-AG & Co. KGaA’s supervisory board will represent FMC-AG & Co. KGaA in transactions with the general partner.

FMC-AG & Co. KGaA shareholders will approve FMC-AG & Co. KGaA’s annual financial statements at the Company’s general meeting. Except for making a recommendation to the general meeting regarding such approval, this matter is not within the competence of the supervisory board.

Under certain conditions supervisory boards of large German stock corporations will include both shareholder representatives and a certain percentage of labor representatives, referred to as “co-determination.” Depending on the company’s total number of employees, up to one half of the supervisory board members are being elected by the company’s employees. In these cases traditionally the chairman is a representative of the shareholders. In case of a tie vote, the supervisory board chairman may cast the decisive tie-breaking vote. We are not currently subject to German law co-determination requirements.

In recent history, there has been a trend towards selecting shareholder representatives for supervisory boards from a wider spectrum of candidates, including representatives from non-German companies, in an effort to introduce a broader range of experiences and expertise and a larger degree of independence. German law also has several rules applicable to supervisory board members which are designed to ensure a certain degree of independence of the board’s members. In addition to prohibiting members of the management board from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

General Meeting

The annual general meeting is the resolution body of the KGaA shareholders. Among other matters, the general meeting of a KGaA approves its annual financial statements. The internal procedure of the general meeting corresponds to that of the general meeting of a stock corporation. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or proposals for the Company auditors.

KGaA shareholders exercise influence in the general meeting through their voting rights but, in contrast to a stock corporation, the general partner of a KGaA has a de facto veto right with regard to material resolutions. The members of the supervisory board of a KGaA are elected by the general meeting as in a stock corporation. Although Fresenius SE, as sole shareholder of the general partner of the Company is not entitled to vote its shares in the election of the supervisory board of FMC-AG & Co. KGaA, Fresenius SE will retain a degree of influence on the composition of the supervisory board of FMC-AG & Co. KGaA (see “The Supervisory Board”, above).

Under German law, resolutions may be adopted by the vote of a majority of the shares present at the meeting. Therefore, based on Fresenius SE’s ownership of approximately 36.3% of the Company’s voting ordinary shares, as long as less than approximately 72.6% of the Company’s ordinary shares are present at a meeting, Fresenius SE will continue to possess a controlling vote on most matters presented to the shareholders, other than election of the supervisory board and the matters subject to a ban on voting as set forth below, at least until the Company would issue additional ordinary shares in a capital increase in which Fresenius SE would not participate.

Fresenius SE is subject to various bans on voting at general meetings due to its ownership of the shares of the general partner. Fresenius SE is banned from voting on resolutions concerning the election and removal from office of the FMC-AG & Co. KGaA supervisory board, ratification or discharge of the actions of the general partner and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies, the waiver of compensation claims, and the selection of auditors of the annual financial statements.

Certain matters requiring a resolution at the general meeting will also require the consent of the general partner, such as amendments to the articles of association, dissolution of the Company, mergers, a change in the legal form of the partnership limited by shares and other fundamental changes. The general partner therefore has a de facto veto right on these matters. Annual financial statements are subject to approval by both the KGaA shareholders and the general partner.

The Articles of Association of FMC-AG & Co. KGaA

The articles of association of FMC-AG & Co. KGaA are based on the articles of association of FMC-AG formerly in effect, particularly with respect to capital structure, the supervisory board and the general meeting. Other provisions of the articles of association, such as those dealing with management of FMC-AG & Co. KGaA, have been adjusted to the KGaA legal form. Certain material provisions of the articles of association are explained below, especially variations from the articles of association of FMC-AG. The following summary is qualified in its entirety by reference to the complete form of articles of association of FMC-AG & Co. KGaA, an English translation of which is on file with the SEC. In addition, it can be found on the Company’s website under www.fmc-ag.com.

Organization of the Company

The articles of association of FMC-AG & Co. KGaA contain several provisions relating to the general partner of FMC-AG & Co. KGaA. The general partner is Management AG with its registered office in Hof an der Saale, Germany.

Under the articles of association, possession of the power to control management of the Company through ownership of the general partner is conditioned upon ownership of a specific minimum portion of the Company’s share capital. Under German law, Fresenius SE could significantly reduce its holdings in the Company’s share capital while at the same time retaining its de facto control over the Company’s management through its ownership of the shares of the general partner. Under the Company’s prior legal form as a stock corporation, a shareholder had to hold more than 50% of the Company’s voting ordinary shares to exercise a controlling influence. If half the Company’s total share capital had been issued as preference shares (the maximum permissible by law), such controlling interest would represent more than 25% of the Company’s total share capital. This minimum threshold for control of more than 25% of the total share capital of a stock corporation is the basis for a provision in the articles of association of FMC-AG & Co. KGaA requiring that a parent company within the group shall hold an interest of more than 25% of the share capital of FMC-AG & Co. KGaA. As a result, the general partner will be required to withdraw from FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company’s share capital. The effect of this provision is that the parent company within the group may not reduce its capital participation in FMC-AG & Co. KGaA below such amount without causing the withdrawal of the general partner. The articles of association also permit a transfer of all shares in the general partner to the Company, which would have the same effect as withdrawal of the general partner.

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

In the event that the general partner withdraws from FMC-AG & Co. KGaA as described above or for other reasons, the articles of association provide for continuation of the Company as a so-called “unified KGaA” (Einheits-KGaA), i.e., a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. Upon the coming into existence of a “unified KGaA”, the shareholders of FMC-AG & Co. KGaA would ultimately be restored to the status as shareholders in a stock corporation, since the shareholding rights in the general partner would be exercised by FMC-AG & Co. KGaA’s supervisory board pursuant to the articles of association. If the

KGaA is continued as a “unified KGaA,” an extraordinary or the next ordinary general meeting would vote on a change in the legal form of the partnership limited by shares into a stock corporation. In such a case, the change of legal form back to the stock corporation would be facilitated by provisions of the articles of association requiring only a simple majority vote and that the general partner consent to the transformation of legal form.

The provisions of the articles of association of FMC-AG & Co. KGaA on the general meeting correspond for the most part to the provisions of FMC-AG’s articles of association.

The articles of association provide that to the extent legally required, the general partner must declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.

After formation, the articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a qualified 75% majority and with the consent of the general partner. Therefore, neither group (i.e., the KGaA shareholders and the general partner(s)) can unilaterally amend the articles of association without the consent of the other group. Fresenius SE will, however, continue to be able to exert significant influence over amendments to the articles of association of FMC-AG & Co. KGaA through its ownership of a significant percentage of the Company’s ordinary shares after the transformation, since such amendments require a 75% vote of the shares present at the meeting rather than three quarters of the outstanding shares.

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

Articles of Association of Management AG

Being a separate corporation, FMC AG & Co. KGaA’s general partner, Management AG, has its own articles of association.

The articles of association of Management AG are based essentially on FMC-AG’s articles of association formerly in effect. In particular, the provisions of its articles of association on relations between the management board and the supervisory board have been incorporated into the articles of association of Management AG. The amount of Management AG’s share capital is €1,500,000, issued as 1,500,000 registered shares without par value. By law, notice of any transfer of Management AG’s shares must be provided to the management board of Management AG in order for the transferee to be recognized as a new shareholder by Management AG.

Directors’ Share Dealings

According to article 15a of the German Securities Trading Act (Wertpapierhandelsgesetz,), members of the Management and Supervisory Boards or other employees in management positions are required to inform the Company when buying or selling our shares and related financial instruments if the volume exceeds € 5,000 within a single year. We publish the information received in these reports on our web site in accordance with the regulations as well as in our Annual Report to Shareholders.

Comparison with U.S. and NYSE Governance Standards and Practices

The listing standards of the NYSE require that independent directors of a U.S. domestic listed company meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Several of these concepts are addressed (but not mandated) by the German Corporate Governance Code (the “Code”). While the Code’s governance rules applicable to German corporations are not legally binding, companies failing to comply with the Code’s recommendations must disclose publicly how their practices differ from those recommended by the Code. Our most recent annual “Declaration of Compliance” under the Code, and our declarations for prior years, are posted on our web site, www.fmc-ag.com on the Investor Relations page under “Corporate Governance.” Some of the Code’s recommendations address the independence and qualifications of supervisory board members. Specifically, the Corporate Governance Code recommends that the supervisory board should take into account potential conflicts of interest when nominating candidates for election to the supervisory board. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. For nominations for the election of members of the Supervisory Board, care shall be taken that the Supervisory Board, at all times, is composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks. The only recommendations with which we do not currently comply are the imposition of age limits for service on Supervisory Board and Management Board and payment of performance related compensation to members of the Supervisory Board. We believe that any such age limit would limit our selection of qualified candidates for service on the Supervisory Board. Furthermore, we currently pay only fixed compensation to the members of the Supervisory Board; however, we regularly consider to include performance-related compensation in the compensation of the Supervisory Board. The Corporate Governance Code furthermore includes the suggestion for the supervisory board members to meet without any representatives of the management board attending, whenever necessary. Deviations from this recommendation are, however, not required to be disclosed publicly.

As noted in the Introduction, as a company listed on the NYSE, we are required to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934. The NYSE’s listing standards applicable to U.S. domestic listed companies require that such companies also maintain a nominating committee and a compensation committee, each consisting solely of directors who are “independent” as defined in the NYSE’s governance rules. We are not required to maintain such committees. Fresenius SE has the sole power to elect the supervisory board of our general partner (subject to the requirements of our pooling agreement discussed above) and the general partner’s supervisory board appoints the members of the general partner’s management board.

In contrast to U.S. practice, with one exception, German corporate law does not mandate the creation of specific supervisory board committees. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The Corporate Governance Code recommends, however, that the supervisory board establish an audit committee which would handle the formal engagement of the company’s independent auditors once they have been approved by the general meeting of shareholders. The audit committee would also address issues of accounting, risk management and auditor independence. Our Audit and Corporate Governance Committee functions in each of these areas. In practice, many supervisory boards have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. At the present time, these functions are carried out by our general partner’s supervisory board, as a whole assisted, with respect to compensation matters, by its Human Resources Committee. We have also established, however, together with Fresenius SE and our general partner, Management AG, two additional committees. These committees are:

•	A joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures; and

•	An Audit and Corporate Governance Committee within the Supervisory Board of FMC-AG & Co. KGaA consisting of at least three but no more than five members, each of whom shall be persons with no significant business, professional or personal connection with FMC-AG & Co. KGaA or any of our affiliates, apart from membership on our supervisory board or the supervisory board of Management AG or Fresenius SE.

For information regarding the members of our Audit and Corporate Governance Committee as well as the functions of the Audit and Corporate Governance Committee, the Joint Committee and our general partner’s Regulatory and Reimbursement Assessent Committee, see Item 6C, “Directors, Senior Management and Employees — Board Practices.”

PART III

Item 17.	Financial Statements

Not applicable. See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The information called for by this item commences on Page F-1.

Item 19.	Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the “Registrant”) is filing the following exhibits

1.1  Articles of Association (Satzung) of the Registrant (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K/A for the six months ended June 30, 2006, filed August 11, 2006).

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

2.13 Guarantee Agreement dated as of June 6, 2001 between FMC — AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust IV (Incorporated by reference to Exhibit No. 4.48 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.14 Guarantee Agreement dated as of June 15, 2001 between FMC — AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust V (Incorporated by reference to Exhibit No. 4.49 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.15 Agreement as to Expenses and Liabilities between FMC — AG and Fresenius Medical Care Capital Trust IV dated as of June 6, 2001 (Incorporated by reference to Exhibit No. 4.50 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.16 Agreement as to Expenses and Liabilities between FMC — AG and Fresenius Medical Care Capital Trust V dated as of June 15, 2001 (Incorporated by reference to Exhibit No. 4.51 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.17 First Supplemental Indenture dated as of December 23, 2004 among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (incorporated by reference to Exhibit No. 2.28 to the Annual Report of FMC — AG for the year ended December 31, 2004 filed March 1, 2005).

2.18 Amended and Restated Receivables Purchase Agreement dated October 16, 2008 between National Medical Care, Inc. and NMC Funding Corporation (filed herewith).

2.19 Fourth Amended and Restated Transfer and Administration Agreement dated as of October 16, 2008 among NMC Funding Corporation, National Medical Care, Inc. Paradigm Funding LLC, Giro Balanced Funding Corporation, Liberty Street Funding LLC, and the Bank Investors listed therein, and Bayerische Landesbank, New York Branch, and The Bank of Nova Scotia, as administrative agents, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).

2.20 Bank Credit Agreement dated as of March 31, 2006 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit No. 4.1 to the Form 6-K of the Registrant for the three months ended March 31, 2006 furnished May 17, 2006).(1)

2.21 Term Loan Credit Agreement dated as of March 31, 2006 among and the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.2 to the Form 6-K of the Registrant for the three month period ended March 31, 2006 furnished May 17, 2006).(1)

2.22 Amendment No. 1 dated as of June 26, 2007 to Bank Credit Agreement dated as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).

2.23 Amendment No. 1 dated as of June 26, 2007 to Term Loan Credit Agreement dated as of March 31, 2006 among and the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (Incorporated by reference to Exhibit 4.2 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).

2.24 Amendment No. 2 dated as of January 31, 2008 to Bank Credit Agreement dated as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (filed herewith).

2.25 Amendment No. 2 dated as of January 31, 2008 to Term Loan Credit Agreement dated as of March 31, 2006 among and the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch,

as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (filed herewith).

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

4.9 Schweinfurt facility rental agreement between Fresenius Immobilien-Verwaltungs-GmbH & Co, Objekt Schweinfurt KG, as Lessor, and Fresenius Medical Care Deutschland GmbH, as Lessee, dated February 6, 2008 and effective October 1, 2007, supplementing the Principal Lease dated December 18, 2006 (Incorporated by reference to Exhibit 10.1 to the Report of Form 6-K furnished to the SEC by FMC-KGaA on April 30, 2008).

4.10 Lease Agreement for Manufacturing Facilities dated September, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.4.2 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.11 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 4.7 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.12 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Ober-Erlenbach) (Incorporated by reference to Exhibit 10.5 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 18, 1996).

4.13 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Ober-Erlenbach). (Incorporated by reference to Exhibit 4.8 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.14 Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.8 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.15 Technology License Agreement (Biofine) dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.9 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.16 Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.10 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.17 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.) (Incorporated by reference to Exhibit 2.8 to FMC-AG’s Annual Report on Form 20-F for the year ended December 31, 1996, filed April 7, 1997).

4.18 Amendment for Lease Agreement for Office Buildings dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.). (Incorporated by reference to Exhibit 4.12 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.19 FMC — AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998. (Incorporated by reference to Exhibit 4.8 to FMC-AG’s Report on Form 6-K for the three months ended March 31, 1998, furnished May 14, 1998).

4.20 FMC — AG Stock Option Plan of June 10, 1998 (for non-North American employees). (Incorporated by reference to Exhibit 1.2 to FMC-AG’s Annual Report on Form 20-F, for the year ended December 31, 1998, filed March 24, 1999).

4.21 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (Incorporated by reference to Exhibit No. 10.17 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

4.22 Stock Option Plan 2006 of Fresenius Medical Care AG & Co. KGaA (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K/A for the six-month period ended June 30, 2006 furnished August 11, 2006).

4.23 Sourcing and Supply Agreement dated October 13, 2006, by and among Amgen, Inc., Amgen USA, Inc., and Fresenius Medical Care Holdings, Inc. (Incorporated by reference to Exhibit 4.18 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).(1)

4.24 Amendment No. 1 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(1)

4.25 Amendment No. 2 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(1)

4.26 Amendment No. 3 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.4 the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(1)

4.27 Amendment No. 4 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.5 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(1)

4.28 Settlement Agreement dated as of February 6, 2003 by and among FMC-AG, Fresenius Medical Care Holdings, National Medical Care, Inc., the Official Committee of Asbestos Personal Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. (incorporated by reference to Exhibit No. 10.18 on Form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002 filed March 17, 2002).

4.29 Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as borrowers and Fresenius AG as lender (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Form 6-K for the three month period ended March 31, 2006 furnished May 17, 2006).(1)

4.30 Agreement Containing Consent Orders, United States of America before Federal Trade Commission, In the Matter of Fresenius AG, File No. 051-0154. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K for the three-month period ended March 31, 2006 furnished May 17, 2006).

4.31 Decision and Order, United States of America before Federal Trade Commission, In the Matter of Fresenius AG. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K for the three-month period ended March 31, 2006 furnished May 17, 2006).

4.32 License, Distribution, Manufacturing and Supply Agreement by and between Luitpold Pharmaceuticals, Inc., American Regent, Inc., and Fresenius USA Manufacturing, Inc., dated May 30, 2008 (Incorporated by reference to Exhibit 10.1 to the Report of Form 6-K furnished to the SEC FMC-KGaA on November 5, 2008).(1)

4.33 First Amendment dated September 13, 2008 to the License, Distribution, Manufacturing and Supply Agreement by and between Luipold Pharmaceuticals, Inc., American Regent, Inc., and Fresenius USA Manufacturing, Inc., dated May 30, 2008 (Incorporated by reference to Exhibit 10.2 to the Report of Form 6-K furnished to the SEC by FMC-KGaA on November 5, 2008).(1)

8.1 List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational Structure.”

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

14.1 Consent of KPMG, independent registered public accounting firm (filed herewith).

(1)	Confidential treatment has been granted as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATE: February 20, 2009

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:

fresenius medical care management ag, its
general partner

By:
/s/
DR. BEN J. LIPPS
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board

By:
/s/
LAWRENCE A. ROSEN
Name: Lawrence A. Rosen

Title:	Chief Financial Officer and member of the
Management Board

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

As of December 31, 2008, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2008.

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

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 18, 2009
Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
General Partner

By: /s/ DR. BEN LIPPS
Name:     Dr. Ben Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board

By: /s/ LAWRENCE A. ROSEN
Name: Lawrence A. Rosen

Title:	Chief Financial Officer and member
of the Management Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fresenius Medical Care’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2009 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

Frankfurt am Main, Germany

February 18, 2009

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the internal control over financial reporting of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care’s management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 18, 2009 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 18, 2009

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2008	2007	2006

Net revenue:
Dialysis Care	$7,737,498	$7,213,000	$6,377,390
Dialysis Products	2,874,825	2,507,314	2,121,648

	10,612,323	9,720,314	8,499,038
Costs of revenue:
Dialysis Care	5,547,615	5,130,287	4,538,234
Dialysis Products	1,435,860	1,234,232	1,083,248

	6,983,475	6,364,519	5,621,482

Gross profit	3,628,848	3,355,795	2,877,556
Operating expenses:
Selling, general and administrative	1,876,177	1,709,150	1,548,369
Gain on sale of dialysis clinics	—	—	(40,233)
Research and development	80,239	66,523	51,293

Operating income	1,672,432	1,580,122	1,318,127
Other (income) expense:
Interest income	(24,811)	(28,588)	(20,432)
Interest expense	361,553	399,635	371,678

Income before income taxes and minority interest	1,335,690	1,209,075	966,881

Income tax expense	489,142	465,652	413,489
Minority interest	28,941	26,293	16,646

Net income	$817,607	$717,130	$536,746

Basic income per ordinary share	$2.75	$2.43	$1.82

Fully diluted income per ordinary share	$2.75	$2.42	$1.81

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,	December 31,
	2008	2007

Assets
Current assets:
Cash and cash equivalents	$221,584	$244,690
Trade accounts receivable, less allowance for doubtful accounts of $262,836 in 2008 and $247,800 in 2007	2,176,316	2,026,865
Accounts receivable from related parties	175,525	99,626
Inventories	707,050	636,234
Prepaid expenses and other current assets	607,399	495,630
Deferred taxes	324,123	356,427

Total current assets	4,211,997	3,859,472

Property, plant and equipment, net	2,236,078	2,053,793
Intangible assets	846,496	689,956
Goodwill	7,309,910	7,245,589
Deferred taxes	92,805	83,615
Other assets	222,390	237,840

Total assets	$14,919,676	$14,170,265

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$366,017	$329,919
Accounts payable to related parties	239,243	201,049
Accrued expenses and other current liabilities	1,288,433	1,352,013
Short-term borrowings and other financial liabilities	683,155	217,497
Short-term borrowings from related parties	1,330	2,287
Current portion of long-term debt and capital lease obligations	455,114	84,816
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries — current portion	—	669,787
Income tax payable	82,468	146,536
Deferred taxes	28,652	22,589

Total current liabilities	3,144,412	3,026,493

Long-term debt and capital lease obligations, less current portion	3,957,379	4,004,013
Other liabilities	319,602	193,604
Pension liabilities	136,755	111,352
Income tax payable	171,747	111,280
Deferred taxes	426,299	378,497
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	640,696	663,995
Minority interest	160,504	105,814

Total liabilities	8,957,394	8,595,048
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,810,540 issued and outstanding	4,240	4,191
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 293,932,036 issued and outstanding	363,076	361,384
Additional paid-in capital	3,293,918	3,221,644
Retained earnings	2,452,332	1,887,120
Accumulated other comprehensive (loss) income	(151,284)	100,878

Total shareholders’ equity	5,962,282	5,575,217

Total liabilities and shareholders’ equity	$14,919,676	$14,170,265

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2008	2007	2006

Operating Activities:
Net income	$817,607	$717,130	$536,746
Adjustments to reconcile net income to net cash provided by operating activities:
Settlement of shareholder proceedings		—	(888)
Depreciation and amortization	415,671	363,330	308,698
Change in minority interest	59,555	43,237	24,333
Change in deferred taxes, net	133,047	1,177	10,904
(Gain) loss on sale of fixed assets and investments	(21,064)	3,616	5,742
Compensation expense related to stock options	31,879	24,208	16,610
Cash inflow from Hedging	—	—	10,908
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(241,967)	(62,735)	(31,276)
Inventories	(94,112)	(72,825)	(42,553)
Prepaid expenses, other current and non-current assets	(101,263)	(11,680)	(21,629)
Accounts receivable from / payable to related parties	32,252	(22,265)	(4,875)
Accounts payable, accrued expenses and other current and non-current liabilities	(17,040)	113,960	182,877
Income tax payable	1,833	102,421	(24,250)
Tax payments related to divestitures and acquisitions	—	—	(63,517)

Net cash provided by operating activities	1,016,398	1,199,574	907,830

Investing Activities:
Purchases of property, plant and equipment	(687,356)	(572,721)	(463,093)
Proceeds from sale of property, plant and equipment	13,846	29,668	17,466
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	(276,473)	(263,395)	(4,311,190)
Proceeds from divestitures	58,582	29,495	515,705

Net cash used in investing activities	(891,401)	(776,953)	(4,241,112)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	176,104	96,995	56,562
Repayments of short-term borrowings and other financial liabilities	(183,210)	(107,793)	(55,789)
Proceeds from short-term borrowings from related parties	168,641	43,554	269,920
Repayments of short-term borrowings from related parties	(169,573)	(46,071)	(285,430)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $16,703 in 2007 and $85,828 in 2006)	458,951	516,762	4,007,450
Repayments of long-term debt and capital lease obligations	(135,492)	(486,513)	(973,885)
Redemption of trust preferred securities	(678,379)	—	—
Increase of accounts receivable securitization program	454,000	(181,000)	172,000
Proceeds from exercise of stock options	43,887	46,934	53,952
Proceeds from conversion of preference shares into ordinary shares	—	—	306,759
Repurchase of preferred stock	—	(7,660)	—
Dividends paid	(252,395)	(188,407)	(153,720)
Distributions to minority interest	(38,592)	(27,469)	(15,130)

Net cash (used in) provided by financing activities	(156,058)	(340,668)	3,382,689

Effect of exchange rate changes on cash and cash equivalents	7,955	3,727	24,526

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(23,106)	85,680	73,933
Cash and cash equivalents at beginning of period	244,690	159,010	85,077

Cash and cash equivalents at end of period	$221,584	$244,690	$159,010

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006
(in thousands, except share data)

							Accumulated other comprehensive
	Preference Shares		Ordinary Shares		Additional		income (loss)
	Number of	No par	Number of	No par	paid in	Retained	Foreign	Cash flow
	shares	value	shares	value	capital	earnings	currency	hedges	Pensions	Total

Balance at December 31, 2005	83,286,537	$90,740	210,000,000	$270,501	$2,779,873	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706
Proceeds from exercise of options and related tax effects	313,164	395	1,561,407	1,989	51,202					53,586
Proceeds from conversion of preference shares into ordinary shares	(79,888,266)	(87,037)	79,888,266	87,037	306,759					306,759
Compensation expense related to stock options	—	—	—	—	16,610					16,610
Dividends paid	—	—	—	—		(153,720)				(153,720)
Settlement of Shareholder proceedings					(888)					(888)
Comprehensive income (loss)
Net income	—	—	—	—	—	536,746				536,746
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects	—	—	—	—	—	—		18,223		18,223
Foreign currency translation	—	—	—	—	—	—	114,494	—		114,494
Adjustments relating to pension obligations, net of related tax effects	—	—	—	—	—	—	—	—	15,952	15,952

Comprehensive income	—	—	—	—	—	—	—	—		685,415
Effect of adoption of SFAS 158									(11,306)	(11,306)

Balance at December 31, 2006	3,711,435	$4,098	291,449,673	$359,527	$3,153,556	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162

Proceeds from exercise of options and related tax effects	66,652	93	1,336,910	1,857	43,880	—	—	—	—	45,830
Compensation expense related to stock options	—	—	—	—	24,208	—	—	—	—	24,208
Dividends paid	—	—	—	—	—	(188,407)	—	—	—	(188,407)
Comprehensive income (loss)
Net income	—	—	—	—	—	717,130	—	—	—	717,130
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects	—	—	—	—	—	—	—	(54,053)	—	(54,053)
Foreign currency translation	—	—	—	—	—	—	137,048	—	—	137,048
Adjustments relating to pension obligations, net of related tax effects	—	—	—	—	—	—	—	—	23,299	23,299

Comprehensive income	—	—	—	—	—	—	—	—	—	823,424

Balance at December 31, 2007	3,778,087	$4,191	$292,786,583	$361,384	$3,221,644	$1,887,120	$145,357	$(16,866)	$(27,613)	$5,575,217

Proceeds from exercise of options and related tax effects	32,453	49	1,145,453	1,692	40,395	—	—	—	—	42,136
Compensation expense related to stock options	—	—	—	—	31,879	—	—	—	—	31,879
Dividends paid	—	—	—	—	—	(252,395)	—	—	—	(252,395)
Comprehensive income (loss)
Net income	—	—	—	—	—	817,607	—	—	—	817,607
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects	—	—	—	—	—	—	—	(65,180)	—	(65,180)
Foreign currency translation	—	—	—	—	—	—	(171,063)	—	—	(171,063)
Adjustments relating to pension obligations, net of related tax effects	—	—	—	—	—	—	—	—	(15,919)	(15,919)

Comprehensive income	—	—	—	—	—	—	—	—		565,445

Balance at December 31, 2008	3,810,540	$4,240	$293,932,036	$363,076	$3,293,918	$2,452,332	$(25,706)	$(82,046)	$(43,532)	$5,962,282

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.	The Company, Basis of Presentation and Summary of Significant Accounting Policies

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company,” “we,” “us” or “our” and together with its subsidiaries on a consolidated basis, as the context requires), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

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

The Company entered into various arrangements with certain dialysis clinics to provide management services, financing and product supply. A group of these clinics has negative equity and are unable to provide their own funding, therefore the Company has agreed to fund their operations for at least a six year period. The funding carries no interest but the Company is entitled to a pro rata share of profits, if any, and has a right of first refusal in the event the owners sell the business or assets. These clinics are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated. They generated approximately $88,508, $79,164 and $63,216 in revenue in 2008, 2007, and 2006, respectively. The table below shows the carrying amounts of the assets and liabilities of these VIEs:

Trade accounts receivable, net	$22,207
Other current assets	7,308
Property, plant and equipment, intangible assets & other non-current assets	6,466
Goodwill	13,992
Accounts payable, accrued expenses and other liabilities	(19,306)
Non-current loans to related parties	(10,086)
Equity	(20,581)

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

d) Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value (see Note 4). Costs included in inventories are based on invoiced costs and/or production costs as applicable. Included in production costs are material, direct labor and production overhead, including depreciation charges.

e) Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 5). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 12 years and 3 to 15 years for machinery and equipment with a weighted average life of 10 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2008, 2007, and 2006 was $8,723, $5,323 and $5,651 respectively.

f) Intangible Assets and Goodwill

Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, trade names, management contracts, application software, acute care agreements, lease agreements, and licenses acquired in a purchase method business combination are recognized and reported apart from goodwill (see Note 6).

Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their average useful life of 8 years. Technology is amortized over its useful life of 15 years. Licenses to manufacture, distribute and sell pharmaceutical drugs are amortized over their average useful life of 10 years. The U.S. intravenous iron products distribution and manufacturing agreement is amortized over its 10 year contractual license period based upon the annual estimated units of sale of the licensed product. All other intangible assets are amortized over their weighted average useful lives of 6 years. The average useful life of all amortizable intangible assets is 8 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

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

g) Derivative Financial Instruments

Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see Note 18). Changes in the fair value

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

of derivative financial instruments classified as fair value hedges and in the corresponding underlyings are recognized periodically in earnings. The effective portion of changes in fair value of cash flow hedges is recognized in accumulated other comprehensive income (loss) in shareholders’ equity. The ineffective portion of cash flow hedges is recognized in earnings immediately.

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

Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction (e.g. sales tax) is excluded from revenues and reported on a net basis.

j) Research and Development expenses

Research and development expenses are expensed as incurred.

k) Income Taxes

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

m) Debt Issuance Costs

Costs related to the issuance of debt are amortized over the term of the related obligation (see Note 9).

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

Approximately 35%, 36% and 38% of the Company’s worldwide revenues were earned and subject to regulations under governmental health care programs, Medicare and Medicaid, administered by the United States government in 2008, 2007, and 2006, respectively.

See Note 4 for concentration of supplier risks.

q) Legal Contingencies

From time to time, during the ordinary course of the Company’s operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see Note 17). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses and consulting services in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

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

t) Stock Option Plans

Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123R (revised 2004), Share-Based Payment (“FAS 123(R)”) using the modified prospective transition method (see Note 14). Under this transition method, compensation cost recognized in 2006 and subsequent years includes applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006, and (b) compensation cost for all stock-based payments subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of FAS 123(R)).

u) Recent Pronouncements

On December 30, 2008, the Financial Accounting Standards Board (“FASB”) issued final staff position FSP FAS 132R-1: Employers’ Disclosures about Postretirement Benefit Plan Assets. The FSP requires more disclosure about pension plan assets mainly regarding the following areas:

•	How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies,

•	The major categories of plan assets,

•	The inputs and valuation techniques used to measure the fair value of plan assets,

•	The effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and

•	Significant concentrations of risk within plan assets.

The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. Earlier application of the provisions of this FSP is permitted. The Company will comply with the disclosure requirements of this standard in its report on its consolidated financial statements beginning for the fiscal year ending December 31, 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133 (“FAS 161”). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The requirements of this Statement are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company will adopt this standard as of January 1, 2009 and will implement its disclosure requirements in 2009.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“FAS 160”), which establishes a framework for reporting of noncontrolling or minority interests, the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. FAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt this standard as of January 1, 2009, and does not anticipate any material impact of this standard on its Consolidated Financial Statements.

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

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. The Company will adopt this standard as of January 1, 2009.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FASB Staff Position No. 157-2 (“FSP 157-2”) issued February 12, 2008 delayed application of this Statement for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

The Company adopted this standard, except for those sections affected by FSP 157-2, as of January 1, 2008.

2.	Acquisitions

RSI Acquisition

On November 26, 2007, the Company completed the acquisition of all the common stock of Renal Solutions, Inc. (“RSI”), an Indiana corporation with principal offices in Warrendale, PA. The RSI acquisition agreement provided for total consideration of up to $203,666, consisting of $20,000 previously advanced to RSI in the form of a loan, $99,854 paid at closing, $60,000 paid in November, 2008, $3,572 receivable related to a working capital adjustment which was received in 2008, and up to $30,000 in milestone payments over a three year period contingent upon the achievement of certain performance criteria, none of which were due or paid in 2008. In 2007,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

the Company recorded a liability of $27,384 representing the net present value of the $30,000 milestone payments as it was deemed beyond reasonable doubt that the future performance criteria would be achieved. The purchase price was allocated to goodwill ($159,385), intangible assets ($34,480) and other net assets ($9,800). RSI holds key patents and other intellectual property worldwide related to sorbent-based technology (“SORB”). SORB technology purifies potable water to dialysate quality and allows dialysis for up to 8 hours with only 6 liters of potable water through a process of dialysate regeneration and toxin adsorption. This regeneration capability significantly reduces the water volume requirement for a typical hemodialysis treatment and is an important step in advancing home hemodialysis and helping to create a potential platform for eventual development of a wearable kidney.

PhosLo® Acquisition

On November 14, 2006, the Company acquired the worldwide rights to the PhosLo® phosphate binder product business and related assets of Nabi Biopharmaceuticals. The Company paid cash of $65,277 including related direct costs of $277 plus a $8,000 milestone payment in December 2006, a $2,500 milestone payment in 2007 and a $2,500 milestone payment in 2008. Additional milestone payments of up to $8,000 will be paid in the next one to two years, contingent upon the achievement of certain performance criteria. The purchase price was allocated to technology with estimated useful lives of 15 years ($64,800), and in-process research and development project ($2,750) which was immediately expensed, goodwill ($9,827) and other net assets ($900).

In connection with the transaction, the Company also acquired worldwide rights to a new product formulation currently under development, which the Company expects will be submitted for regulatory approval in the U.S. during 2009. Following the successful launch of this new product formulation, the Company will pay Nabi Biopharmaceuticals royalties on sales of the new product formulation commencing upon the first commercialization of the new product and continuing until November 13, 2016. Total consideration, consisting of initial payment, milestone payments and royalties will not exceed $150,000.

RCG Acquisition

On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of $4,157,684 for all of the outstanding common stock and the retirement of RCG stock options. The operations of RCG are included in the Company’s consolidated statements of income and cash flows from April 1, 2006; therefore, the 2008 and 2007 results are not comparable with the results for 2006.

The final purchase price allocation is as follows:

Assets held for sale	$330,092
Other current assets	413,937
Property, plant and equipment	301,498
Intangible assets and other assets	149,485
Goodwill	3,381,901
Accounts payable, accrued expenses and other current liabilities	(276,184)
Income tax payable and deferred taxes	(63,939)
Long-term debt and capital lease obligations	(3,882)
Other liabilities	(75,289)

Total allocation of acquistion cost	$4,157,619

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

The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition and the related clinic divestitures had been consummated at the beginning of 2006. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at January 1, 2006.

Pro Forma Data —

For the year ended
Unaudited	December 31, 2006

Pro forma net revenue	$8,809,573
Pro forma net income	536,223
Pro forma net income per ordinary share:
Basic	1.82
Fully Diluted	1.81

The assets and liabilities of all acquisitions were recorded at their estimated fair values at the dates of the acquisitions and are included in the Company’s Consolidated Financial Statements and operating results from the effective date of acquisition.

3.	Related Party Transactions

a) Service Agreements and Leases

The Company is party to service agreements with Fresenius SE, the sole stockholder of its General Partner and its largest shareholder with approximately 36.3% ownership of the Company’s voting shares, and certain affiliates of Fresenius SE that are not also subsidiaries of the Company to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury management services. For the years 2008, 2007, and 2006, amounts charged by Fresenius SE to the Company under the terms of these agreements are $59,038, $44,143 and $37,104 respectively. The Company also provides certain services to Fresenius SE and certain affiliates of Fresenius SE, including research and development, central purchasing, patent administration and warehousing. The Company charged $9,798, $9,784 and $9,001 for services rendered to Fresenius SE in 2008, 2007, and 2006, respectively.

Under operating lease agreements for real estate entered into with Fresenius SE, the Company paid Fresenius SE $23,485, $19,211 and $16,593 during 2008, 2007, and 2006, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2008, 2007 and 2006 was $9,230, $10,348 and $7,480 for its management services during those years and included $88, $82 and $75 as compensation for their exposure to risk as General Partner for 2008, 2007, and 2006 respectively. The Company’s Articles of Association set the annual compensation for assuming unlimited liability at 4% of the amount of the General Partner’s invested capital (€1,500).

b) Products

During the years ended December 31, 2008, 2007, and 2006, the Company sold products to Fresenius SE for $36,704, $34,133 and $36,039 respectively. During 2008, 2007, and 2006, the Company made purchases from Fresenius SE in the amount of $45,084, $52,280 and $52,507 respectively.

As a result of product recalls and production suspension by other suppliers in 2008, APP Pharmaceuticals, Inc. (“APP Inc.”), is the only remaining U.S. supplier of FDA-approved heparin used in dialysis. APP Inc. has substantially increased prices for this product. On September 10, 2008, Fresenius Kabi AG, a wholly-owned

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

subsidiary of Fresenius SE, acquired APP Inc. The acquisition has had no impact on the Company’s purchase price of heparin. The Company currently purchases heparin supplied by APP Inc. through a group purchasing organization (“GPO”). The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During 2008, FMCH acquired approximately $19,500 of heparin from App Inc. through the GPO contract, which was negotiated at arm’s length.

c) Financing Provided by and to Fresenius SE

The Company receives short-term financing from and provides short-term financing to Fresenius SE. There was $1,330 and $2,287 owed to Fresenius SE at December 31, 2008 and 2007, respectively (see Note 8).

On November 7, 2008, the Company entered into a loan agreement with Fresenius SE whereby it advanced Fresenius SE $50,000 at 6.45% interest which is due on April 30, 2009.

d) Other

The Company was party to a German consolidated trade tax return with Fresenius SE and certain of its German subsidiaries for the fiscal years 1998-2001. For this period Fresenius SE made advance tax payments of which $118,100 (€77,700) including interest is recorded as a liability due to Fresenius SE at December 31, 2008. During 2008 the final tax assessment for those years was received and on this basis the tax and interest allocation will be finally determined.

In 2007, the company acquired a production line at our Schweinfurt facility from Fresenius SE for $5,646.

The Chairman of the Company’s Supervisory Board is also the Chairman of the Supervisory Board of Fresenius SE. He is also a member of the Supervisory Board of the Company’s General Partner.

The Vice Chairman of the Company’s Supervisory Board is a member of the Supervisory Board of Fresenius SE and Vice Chairman of the Supervisory Board of the Company’s General Partner. He is also a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $1,098, $969 and $1,620 in 2008, 2007, and 2006, respectively. Five of the six members of the Company’s Supervisory Board are also members of the Supervisory Board of the Company’s General Partner.

4.	Inventories

As of December 31, 2008 and 2007, inventories consisted of the following:

	2008	2007

Raw materials and purchased components	$145,756	$136,013
Work in process	60,960	51,829
Finished goods	385,607	350,478
Health care supplies	114,727	97,914

Inventories	$707,050	$636,234

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $2,556,603 of materials, of which $358,283 is committed at December 31, 2008 for 2009. The terms of these agreements run 1 to 10 years.

Inventories as of December 31, 2008 and 2007 include $35,143 and $30,999 respectively, of Erythropoietin (“EPO”), which is supplied by a single source supplier in the United States. In October 2006, the Company entered into a five-year exclusive sourcing and supply agreement with its EPO supplier. Revenues from EPO accounted for approximately 20%, 21% and 23% of total dialysis care revenue in the North America segment for 2008, 2007, and 2006, respectively. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

5.	Property, Plant and Equipment

As of December 31, 2008 and 2007, property, plant and equipment consisted of the following:

	2008	2007

Land and improvements	$40,156	$39,791
Buildings and improvements	1,535,017	1,348,727
Machinery and equipment	2,352,344	2,191,418
Machinery, equipment and rental equipment under capitalized leases	22,718	21,533
Construction in progress	238,583	235,144

	4,188,818	3,836,613
Accumulated depreciation	(1,952,740)	(1,782,820)

Property, plant and equipment, net	$2,236,078	$2,053,793

Depreciation expense for property, plant and equipment amounted to $368,300, $328,595 and $265,488 for the years ended December 31, 2008, 2007, and 2006, respectively.

Included in property, plant and equipment as of December 31, 2008 and 2007 were $299,778 and $275,537, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $10,984 and $8,044 at December 31, 2008 and 2007, respectively.

6.	Intangible Assets and Goodwill

As of December 31, 2008 and 2007, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	December 31, 2008		December 31, 2007
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets
Non-compete Agreements	$218,245	$(142,974)	$212,105	$(129,559)
Technology	100,016	(11,490)	100,016	(4,872)
License and distribution agreements	173,244	(41,336)	52,422	(35,809)
Other	270,472	(199,189)	257,886	(205,066)
Construction in progress	49,886	—	—	—

	$811,863	$(394,989)	$622,429	$(375,306)

	Carrying	Carrying
	Amount	Amount

Non-amortizable Intangible Assets
Tradename	$210,156	$223,350
Management contracts	219,466	219,483

	$429,622	$442,833

Total Intangible Assets	$846,496	$689,956

The related amortization expenses are as follows:

Amortization Expense
2006	$43,210

2007	$34,003

2008	$47,384

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Estimated Amortization Expense
2009	$46,420

2010	$44,479

2011	$40,219

2012	$37,923

2013	$36,747

Intangible Assets: License and Distribution Agreements

In July 2008, Fresenius Medical Care entered into two separate license and distribution agreements, one for the U.S. (with Galenica Ltd. and Luitpold Pharmaceuticals Inc.), the “U.S. Agreement,” and one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG), the “International Agreement,” to market and distribute Galenica Ltd’s and Luitpold Pharmaceuticals Inc.’s intravenous iron products, such as Venofer® and Ferinject® for dialysis treatment. In North America, the license agreement among our subsidiary, FUSA Manufacturing Inc. (“FMI”), Luitpold Pharmaceuticals Inc, American Regent, Inc. and Vifor (International), Inc. provides FMI with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities. In addition, it grants FMI similar rights for Injectafer® (ferric carboxymaltose), a proposed new intravenous iron medication currently under clinical study in the U.S. The U.S. license agreement has a term of ten years, includes FMI extension options, and requires payment by FMI over the ten year term of approximately $2,000,000, which the Company will expense as incurred (based upon the annual estimated units of sale of the licensed product), subject to certain early termination provisions. In addition to these payments, the Company will pay a total of approximately $47,000 over a four year period for the U.S Agreement of which $22,000 was paid in 2008. The Company recorded a liability for the balance. The cost of the U.S. Agreement and related transaction costs of $5,843 will be amortized over their 10-year expected useful life (based upon the annual estimated units of sale of the licensed product). The Company paid $14,566 upon signing of the International Agreement in 2008 and could pay up to €40,000 more upon certain milestones being met. The International Agreement costs will be amortized over their expected 20-year useful life. Milestone payments will be capitalized and amortized over their useful lives at the time the milestone payments are made.

Goodwill

Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During 2008, the Company’s acquisitions consisted primarily of clinics in the normal course of operations. During 2007, the Company’s acquisitions consisted primarily of RSI and clinics in the normal course of operations (see Note 2). The segment detail is as follows:

	North
	America	International	Corporate	Total

Balance as of January 1, 2007	$6,437,995	$454,166	$—	$6,892,161
Goodwill acquired	52,674	59,491	159,385	271,550
Reclassifications	17,952	8,195	—	26,147
Foreign Currency Translation Adjustment	(146)	55,877	—	55,731

Balance as of December 31, 2007	$6,508,475	$577,729	$159,385	$7,245,589

Goodwill acquired	64,809	30,577	432	95,818
Reclassifications	(1,231)	12,773	—	11,542
Foreign Currency Translation Adjustment	(642)	(42,397)	—	(43,039)

Balance as of December 31, 2008	$6,571,411	$578,682	$159,817	$7,309,910

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

7.	Accrued Expenses and Other Current Liabilities

As at December 31, 2008 and 2007 accrued expenses and other current liabilities consisted of the following:

	2008	2007

Accrued salaries and wages	$301,923	$331,931
Unapplied cash and receivable credits	205,187	173,424
Accrued insurance	125,713	146,377
Special charge for legal matters	115,000	115,000
Other	540,610	585,281

Total accrued expenses and other current liabilities	$1,288,433	$1,352,013

In 2001, the Company recorded a $258,159 special charge to address legal matters relating to transactions pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius SE (the “Merger”), estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the “Grace Chapter 11 Proceedings”) and the cost of resolving pending litigation and other disputes with certain commercial insurers. During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved a definitive settlement agreement entered into among the Company, the committees representing the asbestos creditors and W.R. Grace & Co. Under the settlement agreement, the Company will pay $115,000, without interest, upon plan confirmation (see Note 17). With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved.

The other item in the table above includes accruals for interest, withholding tax, value added tax, legal and compliance costs, physician compensation, commissions, short-term portion of pension liabilities, bonuses and rebates, and accrued rents.

8.	Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

As of December 31, 2008 and 2007, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	2008	2007

Borrowings under lines of credit	$121,476	$71,908
Accounts receivable facility	539,000	85,000
Other financial liabilities	22,679	60,589

Short-term borrowings and other financial liabilities	683,155	217,497
Short-term borrowings from related parties	1,330	2,287

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$684,485	$219,784

Short-term Borrowings and Other Financial Liabilities

Lines of Credit

Short-term borrowings of $121,476 and $71,908 at December 31, 2008 and 2007, respectively, represent amounts borrowed by the Company and certain of its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2008 and 2007 were 5.30% and 4.50%, respectively.

Excluding amounts available under the 2006 Senior Credit Agreement (see Note 9 below), at December 31, 2008, the Company had $226,221 available under such commercial bank agreements. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Accounts Receivable Facility

The Company has an asset securitization facility (the “A/R Facility”) which is typically renewed in October of each year and was most recently renewed in October 2008. Under the AR Facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the AR Facility, NMC Funding retains the right to recall all transferred interests in the accounts receivable assigned to the banks under the facility. As the Company has the right at any time to recall the then outstanding interests, the receivables remain on the Consolidated Balance Sheet and the proceeds from the transfer of percentage ownership interests are recorded as short-term borrowings.

At December 31, 2008 there are outstanding short-term borrowings under the AR Facility of $539,000. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The average interest rate at December 31, 2008 was 3.89%. Annual refinancing fees, which include legal costs and bank fees (if any), are amortized over the term of the facility.

Other Financial Liabilities

At December 31, 2008, the Company also had $22,679 of other financial liabilities which was related to the 2008 Venofer® transaction (see Note 6). At December 31, 2007, the Company also had $60,589 of other financial liabilities of which $56,427 was related to the 2007 RSI acquisition and was paid in November 2008.

Short-term Borrowings from related parties

From time to time during each of the years presented, the Company received advances under the existing loan agreements with Fresenius SE for those years. During the year ended December 31, 2008, the Company received advances ranging from €13,200 to €153,400 with interest rates ranging from 4.02% to 5.11%. At December 31, 2008 and 2007, there were no advances outstanding with Fresenius SE. On December 31, 2008, the Company had advances outstanding with a Fresenius SE subsidiary in the amount of $1,330 with an interest rate of 7.25%. On December 31, 2007, the Company had advances outstanding with a Fresenius SE subsidiary in the amount of $2,287 (€1,554) with an interest rate of 4.1% which was repaid in 2008. On December 31, 2006, the Company received an advance from Fresenius SE in the amount of $2,897 (€2,200) at 4.37% interest which matured on and was repaid in 2007. Annual interest expense on the borrowings during the years presented was $81, $506 and $191 for the years 2008, 2007, and 2006, respectively.

9.	Long-term Debt and Capital Lease Obligations

At December 31, 2008 and 2007, long-term debt and capital lease obligations consisted of the following:

	2008	2007

2006 Senior Credit Agreement	$3,366,079	$3,166,114
Senior Notes	492,456	491,569
Euro Notes	278,340	294,420
EIB Agreements	174,059	48,806
Capital lease obligations	13,394	14,027
Other	88,165	73,893

	4,412,493	4,088,829
Less current maturities	(455,114)	(84,816)

	$3,957,379	$4,004,013

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Senior Debt

The Company’s senior debt consists mainly of borrowings related to its 2006 Senior Credit Agreement, its Senior Notes, its Euro Notes and borrowings under its European Investment Bank Agreements as follows:

2006 Senior Credit Agreement

The Company entered into a $4,600,000 syndicated credit agreement (the “2006 Senior Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced its prior credit agreement.

The 2006 Senior Credit Agreement consists of:

•	a 5-year $1,000,000 revolving credit facility (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $150,000 is available as swing line loans in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing line loans in certain non-U.S. currencies, the total of which cannot exceed $1,000,000) which will be due and payable on March 31, 2011.

•	a 5-year term loan facility (“Term Loan A”) of $1,850,000, also scheduled to mature on March 31, 2011. The 2006 Senior Credit Agreement requires 19 quarterly payments on Term Loan A of $30,000 each that permanently reduce the term loan facility which began June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011. As a result of the voluntary repayment made in July 2007 from the proceeds of the issuance of senior notes (see Senior Notes, below) which reduced the principal balance outstanding, the quarterly payments were reduced to $29,430 beginning with the payment for September 30, 2008.

•	a 7-year term loan facility (“Term Loan B”) of $1,750,000 scheduled to mature on March 31, 2013. The terms of the 2006 Senior Credit Agreement require 28 quarterly payments on Term Loan B that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments are $4,375 and payments 25 through 28 are $411,250 with the final payment of the remaining balance due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date. As a result of the voluntary repayment made in July 2007 from the proceeds of the issuance of senior notes (see Senior Notes, below) the balance of the remaining payments of $4,375 were reduced to $4,036 beginning with the September 30, 2008 payment, and payments 25 through 28 were reduced to $379,396.

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

In addition to scheduled principal payments, indebtedness outstanding under the 2006 Senior Credit Agreement will be reduced by mandatory prepayments utilizing portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing A/R Facility, the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity and excess cash flow.

Obligations under the 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the lenders. The 2006 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2006 Senior Credit Agreement provides for a limitation on dividends and other restricted payments which is $280,000 for dividends in 2009, and increases in subsequent years. The Company paid dividends of $252,395 in May of 2008 which was in compliance with the restrictions set

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

forth in the 2006 Senior Credit Agreement. In default, the outstanding balance under the 2006 Senior Credit Agreement becomes immediately due and payable at the option of the Lenders. As of December 31, 2008, the Company is in compliance with all covenants under the 2006 Senior Credit Agreement.

The Company incurred fees of approximately $85,828 in conjunction with the 2006 Senior Credit Agreement which are being amortized over the life of this agreement and wrote off approximately $14,735 in unamortized fees related to its prior senior credit agreement in 2006.

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at December 31, 2008 and 2007, respectively:

	Maximum Amount Available		Balance Outstanding
	December 31,		December 31,
	2008	2007	2008	2007

Revolving Credit	$1,000,000	$1,000,000	$304,887	$37,989
Term Loan A	1,491,139	1,550,000	1,491,139	1,550,000
Term Loan B	1,570,053	1,578,125	1,570,053	1,578,125

	$4,061,192	$4,128,125	$3,366,079	$3,166,114

In addition, at December 31, 2008, $111,994 and at December 31, 2007, $87,140 were utilized as letters of credit which are not included as part of the balances outstanding at those dates.

In June 2007, the 2006 Senior Credit Agreement was amended in order to enable the Company to issue $500,000 in Senior Notes (see below). Furthermore, on January 31, 2008, it was amended to increase certain types of permitted borrowings and to remove all limitations on capital expenditures.

In July 2007, the Company voluntarily repaid portions of the term loans outstanding utilizing a portion of the proceeds from the issuance of senior notes (see Senior Notes below). Under the terms of the 2006 Senior Credit Agreement, advance payments on the term loans are applied first against the next four quarterly payments due with any amounts in excess of the four quarterly payments applied on a pro-rata basis against any remaining payments. As a result of the advance payments on the Term Loans, no payments were made or were due for either Term Loan A or B until the third quarter of 2008 at which time quarterly payments were resumed.

Senior Notes

In July 2007, FMC Finance III S.A. (“Finance III”), a wholly-owned subsidiary of the Company, issued $500,000 aggregate principal amount of 6 7/8% senior notes due 2017 (the “Senior Notes”) at a discount resulting in an effective interest rate of 7 1/8%. The Senior Notes are guaranteed on a senior basis jointly and severally by the Company and by its subsidiaries Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”). Finance III may redeem the Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have a right to request that Finance III repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the rating of the Senior Notes. The proceeds, net of discounts, investment bank fees and other offering related expenses, were $484,024, of which $150,000 was used to reduce Term Loan A and $150,000 to reduce Term Loan B under the Company’s 2006 Senior Credit Agreement (See 2006 Senior Credit Agreement above). The remaining $184,024 was applied to the then outstanding balance under its short-term AR Facility. The discount is being amortized over the life of the Senior Notes.

Euro Notes

In July 2005, FMC Finance IV Luxembourg issued euro denominated notes (“Euro Notes”) (Schuldscheindarlehen) totaling $278,340 (€200,000) with a €126,000 tranche at a fixed interest rate of 4.57% and a €74,000 tranche with a floating rate at EURIBOR plus applicable margin resulting in an interest rate of 6.87% at December 31, 2008. The Euro Notes, guaranteed by the Company, mature on July 27, 2009 and are included in the short term portion of long-term debt in our balance sheet at December 31, 2008.

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

The Company uses the funds to refinance certain R&D projects, to make investments in expansion and optimization of existing production facilities in Germany, and for financing and refinancing of certain clinic refurbishing and improvement projects. Currently all agreements with the EIB have variable interest rates that change quarterly, with FMC-AG & Co. KGaA having options to convert the variable rates into fixed rates. All advances under all agreements can be denominated in certain foreign currencies including U.S. dollars.

The Company has three credit facilities available at December 31, 2008 under these agreements as follows:

	Maximum amount available		Balance outstanding
	December 31,		December 31,
	2008	2007	2008	2007

Revolving Credit	€90,000	€90,000	$—	$—
Loan 2005	41,000	41,000	48,806	48,806
Loan 2006	90,000	90,000	125,253	—

	€221,000	€221,000	$174,059	$48,806

At December 31, 2008, the Company had no borrowings outstanding under the revolving credit facility, $48,806 under the Loan 2005 facility and $125,253 under the Loan 2006 facility which was drawn down during 2008. The Company’s U.S. dollar borrowings under the Loan 2005 agreement had an interest rate of 2.03% and the euro borrowings under the Loan 2006 agreement had an interest rate of 4.77% at December 31, 2008.

Borrowings under these agreements are secured by bank guarantees, which are in place for Loan 2005 and Loan 2006 and have customary covenants. Borrowings under the Revolving Credit facility are subject to obtaining a bank guarantee at the time of the borrowings.

Annual Payments

Aggregate annual payments applicable to the 2006 Senior Credit Agreement, Senior Notes, Euro Notes, EIB agreements, capital leases and other borrowings (excluding the Company’s trust preferred securities, see Note 11) for the five years subsequent to December 31, 2008 are:

2009	$455,114
2010	157,037
2011	1,504,105
2012	1,152,256
2013	519,380
Thereafter	632,145

$4,420,037

10.	Employee Benefit Plans

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

Defined Benefit Pension Plans

During the first quarter of 2002, FMCH, the Company’s North America subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There was no minimum funding requirement for FMCH for the defined benefit plan in 2008. FMCH voluntarily contributed $684 during 2008. Expected funding for 2009 is $827.

The benefit obligation for all defined benefit plans at December 31, 2008, is $353,961 (2007: $331,649) which consists of the benefit obligation of $245,070 (2007: $218,009) for the North America funded plan and the benefit obligation of $108,891 (2007: $113,640) for the German unfunded plan. The benefit obligation includes $245,070 (2007: $218,009) which is funded by plan assets and $108,891 (2007: $113,640) which is unfunded.

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

	2008	2007

Change in benefit obligation:
Benefit obligation at beginning of year	$331,649	$334,375
Foreign currency translation	(6,288)	12,193
Service cost	8,357	8,835
Interest cost	20,393	18,506
Transfer of plan participants	2,228	670
Actuarial (gain) loss	4,472	(36,637)
Benefits paid	(6,850)	(6,293)

Benefit obligation at end of year	$353,961	$331,649

Change of plan assets:
Fair value of plan assets at beginning of year	$228,581	$220,367
Actual return on plan assets	(9,092)	12,276
Employer contributions	684	1,173
Benefits paid	(5,557)	(5,235)

Fair value of plan assets at end of year	$214,616	$228,581

Funded status at year end	$139,345	$103,068

The Company had a pension liability of $139,345 at December 31, 2008. The pension liability consists of a current portion of $2,590 (2007: $2,288) which is recognized as a current liability in the line item “accrued expenses and other current liabilities” in the balance sheet. The non-current portion of $136,755 (2007: $111,352) is recorded as non-current pension liability in the balance sheet. The net amount recognized at December 31, 2007, consisted of Balance Sheet items of a pension liability of $113,640 and prepaid pension costs of $10,572. The prepaid pension costs related to the North America plan and were recorded within Other Assets in the balance sheet. Approximately 85% of the beneficiaries are located in North America with the majority of the remaining 15% located in Germany.

The accumulated benefit obligation for all defined benefit pension plans was $334,951 and $312,459 at December 31, 2008 and 2007, respectively. The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $334,951 and $96,659 at December 31, 2008 and 2007, respectively; the related plan assets had a fair value of $214,616 at December 31, 2008.

The pre-tax changes in the table below reflect actuarial losses (gains) in other comprehensive income relating to pension liabilities. As of December 31, 2008, there are no cumulative effects of prior service costs included in other comprehensive income.

Actuarial
losses
(gains)

Adjustments related to pensions at January 1, 2007	$84,104
Additions	(32,551)
Releases	(5,163)
Foreign Currency Translation Adjustment	1,985

Adjustments related to pensions at December 31, 2007	$48,375

Additions	30,494
Releases	(1,944)
Foreign Currency Translation Adjustment	1

Adjustments related to pensions at December 31, 2008	$76,926

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $6,412.

The discount rates for all plans are based upon yields of portfolios of equity and highly rated debt instruments with maturities that mirror the plan’s benefit obligation. The Company’s discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2008. The following weighted-average assumptions were utilized in determining benefit obligations as of December 31:

in%	2008	2007

Discount rate	6.15	6.16
Rate of compensation increase	4.19	4.16

The defined benefit pension plans’ net periodic benefit costs are comprised of the following components for each of the years ended December 31:

Components of net periodic benefit cost:	2008	2007	2006

Service cost	$8,357	$8,835	$8,113
Interest cost	20,393	18,506	16,945
Expected return on plan assets	(16,931)	(16,362)	(15,361)
Amortization of unrealized losses	1,944	5,163	8,420
Amortization of prior service cost	—	—	846
Settlement loss	—	—	238

Net periodic benefit costs	$13,763	$16,142	$19,201

The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2008	2007	2006

Discount rate	6.16	5.52	5.16
Expected return of plan assets	7.50	7.50	7.50
Rate of compensation increase	4.16	4.18	4.18

Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2009	$9,138
2010	9,994
2011	10,763
2012	12,366
2013	13,172
2014-2018	89,250

Plan Investment Policy and Strategy

For the North America funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company’s expected rate of return on pension plan assets was 7.5% for 2008.

The investment policy, utilizing a revised target investment allocation of 31% equity and 69% long-term U.S. bonds, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The Plan policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, Russell 2000 Growth Index, MSCI

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

EAFE Index, Barclays Capital Long Term Government Credit Index and Barclays Capital US Strips 20+ Year Index. The following schedule describes FMCH’s allocation for its plans:

	Allocation in	Allocation in	Target allocation
	2008 in %	2007 in %	in %

Categories of plan assets
Equity securities	33	32	31
Debt securities	67	68	69

Total	100	100	100

Defined Contribution Plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $15.5 if under 50 years old ($20.5 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2008, 2007, and 2006 was $26,096, $23,534 and $19,900 respectively.

11.	Mandatorily Redeemable Trust Preferred Securities

The Company issued Trust Preferred Securities through Fresenius Medical Care Capital Trusts, statutory trusts organized under the laws of the State of Delaware. FMC-AG & Co. KGaA owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of FMC-AG & Co. KGaA or a wholly-owned subsidiary of FMC-AG & Co. KGaA. FMC-AG & Co. KGaA, D-GmbH and FMCH have guaranteed payment and performance of the senior subordinated notes to the respective Fresenius Medical Care Capital Trusts. The Trust Preferred Securities are guaranteed by FMC-AG & Co. KGaA through a series of undertakings by the Company, FMCH and D-GmbH.

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

The indentures governing the notes held by the Fresenius Medical Care Capital Trusts contain affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit the Company’s indebtedness and its investments, and require the Company to maintain certain ratios defined in the indentures. As of December 31, 2008, the Company is in compliance with all financial covenants under all Trust Preferred Securities agreements.

The Trust Preferred Securities outstanding as of December 31, 2008 and 2007 are as follows:

					Mandatory
	Year	Stated		Interest	Redemption
	Issued	Amount		Rate	Date	2008	2007

Fresenius Medical Care Capital Trust II	1998		$ 450,000	7 7/8%	February 1, 2008	$0	$443,985
Fresenius Medical Care Capital Trust III	1998	D	M300,000	7 3/8%	February 1, 2008	0	225,802
Fresenius Medical Care Capital Trust IV	2001		$ 225,000	7 7/8%	June 15, 2011	224,068	223,684
Fresenius Medical Care Capital Trust V	2001		€ 300,000	7 3/8%	June 15, 2011	416,628	440,311

						$640,696	$1,333,782

The Company redeemed the securities issued by Trust II and Trust III which were due and paid on February 1, 2008, primarily with funds obtained under its existing credit facilities.

12.	Minority Interests

The Company has obligations to purchase options held by minority shareholders in certain of its subsidiaries. These obligations result from put options and are exercisable by the minority owners. If these put options were

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

exercised, the Company would be required to purchase the minority owners’ interests for cash equal to the then fair value. As of December 31, 2008 the Company’s potential obligations under these put options are $112,000 of which $53,000 was exercisable and another $15,000 is exercisable within one year. In the last three fiscal years ending December 31, 2008, one put has been exercised for a total of $7,000.

13.	Shareholders’ Equity

Capital Stock

The General Partner has no equity interest in the Company and, therefore, does not participate in either the assets or the profits and losses of the Company. However, the General Partner is compensated for all outlays in connection with conducting the Company’s business, including the remuneration of members of the management board and the supervisory board (see Note 3).

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

Authorized Capital

By resolution of the Extraordinary General Meeting (“EGM”) of shareholders on August 30, 2005, Management AG was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company’s share capital until August 29, 2010 by a maximum amount of €35,000 through issue of new ordinary shares against cash contributions, Authorized Capital I. The General Partner is entitled, subject to the approval of the supervisory board, to decide on the exclusion of statutory pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by certain credit institutions determined by the General Partner if such credit institutions are obliged to offer the shares to the shareholders (indirect pre-emption rights).

In addition, by resolution of the EGM of shareholders on August 30, 2005, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until August 29, 2010 by a maximum amount of €25,000 through the issue of new ordinary shares against cash contributions or contributions in kind, Authorized Capital II. The General Partner is entitled, subject to the approval of the supervisory board, to decide on an exclusion of statutory pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company’s share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same type and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise.

The Company’s Authorized Capital I and Authorized Capital II became effective upon registration with the commercial register of the local court in Hof an der Saale on February 10, 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Conditional Capital

By resolution of the Company’s Annual General Meeting of shareholders (“AGM”) on May 9, 2006, as amended by the AGM on May 15, 2007, resolving a three-for-one share split, the Company’s share capital was conditionally increased by up to €15,000 corresponding to 15 million ordinary shares with no par value and a nominal value of €1.00. This Conditional Capital increase can only be effected by the exercise of stock options under the Company’s Stock Option Plan 2006 with each stock option awarded exercisable for one ordinary share (see Note 14). The Company has the right to deliver ordinary shares that it owns or purchases in the market in place of increasing capital by issuing new shares.

Through the Company’s other employee participation programs, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive preference shares or, following the conversion offer in 2005, ordinary shares. At December 31, 2008, 241,776 convertible bonds or options for preference shares remained outstanding with a remaining average term of 3.57 years and 11,279,843 convertible bonds or options for ordinary shares remained outstanding with a remaining average term of 5.33 years under these programs. For the year ending December 31, 2008, 32,453 options for preference shares and 1,145,453 options for ordinary shares had been exercised under these employee participation plans and $36,755 (€24,886) remitted to the Company.

As the result of the Company’s three-for-one stock split for both preference and ordinary shares on June 15, 2007, and with the approval of the shareholders as the AGM on May 15, 2007, the Company’s Conditional Capital was increased by €4,454 ($6,557). Conditional Capital available for all programs at December 31, 2008 is €28,051 ($39,038) which includes €15,000 ($20,876) for the 2006 Plan and €13,051 ($18,162) for all other plans.

Dividends

Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

If no dividends on the Company’s preference shares are declared for two consecutive years after the year for which the preference shares are entitled to dividends, then the holders of such preference shares would be entitled to the same voting rights as holders of ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the 2006 Senior Credit Agreement (see Note 9).

Cash dividends of $252,395 for 2007 in the amount of €0.56 per preference share and €0.54 per ordinary share were paid on May 21, 2008

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

The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations and shows the basic and fully diluted income per ordinary and preference share for the years ending December 31:

	2008	2007	2006

Numerators:
Net income	$817,607	$717,130	$536,746
less:
Dividend Preference on Preference shares	112	103	90

Income available to all class of shares	$817,495	$717,027	$536,656

Denominators:
Weighted average number of:
Ordinary shares outstanding	293,233,477	291,929,141	290,621,904
Preference shares outstanding	3,795,248	3,739,470	3,575,376

Total weighted average shares outstanding	297,028,725	295,668,611	294,197,280
Potentially dilutive Ordinary shares	497,714	1,079,683	1,673,649
Potentially dilutive Preference shares	97,929	127,324	140,976

Total weighted average Ordinary shares outstanding assuming dilution	293,731,191	293,008,824	292,295,553
Total weighted average Preference shares outstanding assuming dilution	3,893,177	3,866,794	3,716,352
Basic income per Ordinary share	$2.75	$2.43	$1.82
Plus preference per Preference share	0.03	0.02	0.03

Basic income per Preference Share	$2.78	$2.45	$1.85

Fully diluted income per Ordinary share	$2.75	$2.42	$1.81
Plus preference per Preference share	0.03	0.02	0.03

Fully diluted income per Preference share	$2.78	$2.44	$1.84

15.	Stock Options

In connection with its stock option program, the Company incurred compensation expense of $31,879, $24,208 and $16,610 for the years ending December 31, 2008, 2007 and 2006, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recorded a related deferred income tax of $9,158, $6,880 and $4,599 for the years ending December 31, 2008, 2007, and 2006, respectively.

Stock Options and other Share-Based Plans

At December 31, 2008, the Company has awards outstanding under various stock-based compensation plans.

Incentive plan

In 2006, Fresenius Medical Care Management AG adopted a three-year performance related compensation plan for fiscal years 2008, 2007 and 2006, for the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share-based compensation based on development of the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured by reference to revenue growth, operating income, consolidated net income, and cash flow development. Once the annual targets are achieved, the cash portion of the award is paid after the end of the respective fiscal year. The share-based compensation portion of the award is granted but subject to a three-year vesting period beginning after the respective fiscal year in which the target has been met and is amortized over the same three-year vesting period. The payment of the share-based compensation portion corresponds to the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The share-based compensation is revalued each reporting period during the vesting period to reflect the market value of the stock as of the reporting date with any changes in value recorded in the reporting period. The share-based compensation incurred under this plan for target years 2008, 2007 and 2006 was $2,189, $4,595, and $3,362, respectively.

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

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets measured over a three-year period from the grant date. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excluded, among other items, the costs of the transformation of the Company’s legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2008, 2007 and 2006 were met. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, the Company has the right to reissue treasury shares or issue new shares.

During 2008, the Company awarded 2,523,729 options, including 398,400 options granted to members of the Management Board of the General Partner, at a weighted average exercise price of $49.38 (€35.48), a weighted average fair value of $15.37 each and a total fair value of $38,788, which will be amortized on a straight line basis over the three-year vesting period.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Fresenius Medical Care 2001 International Stock Option Plan

Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the “2001 Plan”), options in the form of convertible bonds with a principal of up to €10,240 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split effected in 2007, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the Consolidated Financial Statements. The options expire ten years from issuance and can be exercised beginning two, three or four years after issuance. Compensation costs related to awards granted under this plan are amortized on a straight-line basis over the vesting period for each separately vesting portion of the awards. Bonds issued to Management Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet.

Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target corresponds to the stock exchange quoted price of the preference shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment of the respective conversion price, to acquire one preference share. Effective May 2006, no further grants can be issued under the 2001 Plan and no options were granted under the 2001 Plan after 2005.

At December 31, 2008, the Management Board members of the General Partner, held 2,159,720 stock options for ordinary shares and employees of the Company held 9,120,123 stock options for ordinary shares and 241,776 stock options for preference shares, under the various stock-based compensation plans of the Company. The Table below provides reconciliations for options outstanding at December 31, 2008, as compared to December 31, 2007.

		Weighted	Weighted
		Average	Average
		Exercise	Exercise
	Options	Price	Price
	(in thousands)	€	$

Ordinary shares
Balance at December 31, 2007	9,973	26.64	37.07
Granted	2,524	35.48	49.38
Exercised	1,145	21.27	29.60
Forfeited	72	29.82	41.51

Balance at December 31, 2008	11,280	29.15	40.56

Preference shares
Balance at December 31, 2007	275	16.16	22.50
Exercised	32	16.01	22.29
Forfeited	1	16.42	22.85

Balance at December 31, 2008	242	16.18	22.52

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at December 31, 2008:

Fully Vested Outstanding and Exercisable Options
Weighted
		average	Weighted	Weighted
		remaining	average	average	Aggregate	Aggregate
	Number of	contractual	exercise	exercise	intrinsic	intrinsic
	Options	life in years	price	price	value	value
	(in thousands)		€	US$	€	US$

Options for preference shares	217	3.21	15.49	21.55	3,918	5,452
Options for ordinary shares	3,470	4.50	21.24	29.56	41,876	58,278

At December 31, 2008, there were $53,628 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 1.6 years.

During the years ended December 31, 2008, 2007, and 2006, the company received cash of $36,755, $38,757 and $46,524, respectively, from the exercise of stock options. The intrinsic value of options exercised for the twelve-month periods ending December 31, 2008, 2007, and 2006, were $27,135, $27,591 and $27,270, respectively. The Company recorded a related tax benefit of $7,132, $8,177, and $7,428 for the years ending December 31, 2008, 2007 and 2006, respectively.

Fair Value Information

The Company used a binomial option-pricing model in determining the fair value of the awards under the 2006 Plan. Option valuation models require the input of highly subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company’s shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company’s stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2008 and 2007 grants are as follows:

	2008	2007

Expected dividend yield	1.85%	1.93%
Risk-free interest rate	4.38%	4.19%
Expected volatility	25.58%	27.13%
Expected life of options	7 years	7 years
Exercise price	€35.48	€33.91
(Exercise price in US$)	($49.38)	($46.22)

16.	Income Taxes

Income before income taxes and minority interest is attributable to the following geographic locations:

	2008	2007	2006

Germany	$372,174	$281,633	$200,231
United States	773,089	724,839	612,387
Other	190,427	202,603	154,263

	$1,335,690	$1,209,075	$966,881

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Income tax expense (benefit) for the years ended December 31, 2008, 2007, and 2006, consisted of the following:

	2008	2007	2006

Current:
Germany	$62,609	$124,598	$107,609
United States	211,889	283,350	150,550
Other	77,134	75,534	57,462

	351,632	483,482	315,621

Deferred:
Germany	43,593	(11,377)	(15,219)
United States	105,466	4,052	118,800
Other	(11,549)	(10,505)	(5,713)

	137,510	(17,830)	97,868

	$489,142	$465,652	$413,489

As a result of the German Business Tax Reform Act 2008 (Unternehmensteuerreformgesetz 2008), the corporate income tax rate was reduced from 25% to 15% for German companies. This reduction, together with technical changes to trade tax rules, generally reduces the Company’s German entities’ combined corporate income tax rate effective as of January 1, 2008. Deferred tax assets and liabilities for German entities expected to be realized in 2008 and beyond, were revalued in 2007 to reflect the changes in the enacted tax rate.

In 2007 and 2006, the Company was subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable.

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the effective trade tax rate on income before income taxes and minority interest. The respective combined tax rates are 29.58%, 38.47% and 38.47% for the fiscal years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006

Expected corporate income tax expense	$395,097	$465,131	$371,959
Tax free income	(49,309)	(50,131)	(33,912)
Foreign tax rate differential	93,877	(5,434)	(3,013)
Non-deductible expenses	5,494	5,081	17,055
Taxes for prior years	21,371	41,868	41,332
Tax on divestitures	0	0	29,128
Change in valuation allowance	4,168	3,627	(3,325)
Change of German tax rate	0	(4,257)	0
Other	18,444	9,767	(5,735)

Actual income tax expense	$489,142	$465,652	$413,489

Effective tax rate	36.6%	38.5%	42.8%

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2008 and 2007, are presented below:

	2008	2007

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$37,431	$37,572
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	35,029	42,301
Plant, equipment, intangible assets and other non current assets, principally due to differences in depreciation and amortization	41,103	50,829
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	305,898	320,518
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	79,389	64,792
Derivatives	67,800	22,260
Stock-based compensation expense	17,405	11,213
Other	10,679	11,497

Total deferred tax assets	$594,734	$560,983
Less: valuation allowance	(56,169)	(51,326)

Net deferred tax assets	$538,565	$509,657

Deferred tax liabilities:
Accounts receivable	$11,015	$13,630
Inventory, primarily due to inventory reserve accounts for tax purposes	4,615	6,306
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	50,229	15,134
Plant, equipment and intangible assets, principally due to in depreciation an amortization	432,367	400,408
Derivatives	11,830	14,636
Other	66,532	20,587

Total deferred tax liabilities	576,588	470,701

Net deferred tax assets (liabilities)	$(38,023)	$38,956

The valuation allowance increased by $4,843 in 2008 and by $10,095 in 2007.

The expiration of net operating losses is as follows:

2009	$27,304
2010	4,604
2011	9,155
2012	19,503
2013	17,879
2014	9,640
2015	13,485
2016	13,632
2017	12,158
2018 and thereafter	30,477
Without expiration date	95,984

Total	$253,821

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008.

The Company provides for income taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. During the year 2008, the Company provided for $8,600 of deferred tax liabilities associated with earnings that are likely to be distributed in 2009 and the following years. Provision has not been made for additional taxes on $1,643,429 undistributed earnings of foreign subsidiaries as these earnings are considered permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practical. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax of approx 1.5 percent on all dividends and capital gains.

FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions. In Germany, the tax audit for the years 1998 until 2001 has been finalized. The Company recognized and recorded the results of the audit in 2006 and thereafter paid all amounts due to the tax authorities. Fiscal years 2002 through 2005 are currently under audit and fiscal years 2006, 2007 and 2008 are open to audit.

For the tax year 1997, the Company recognized an impairment of one of its subsidiaries which the German tax authorities have disallowed in the audit for the years 1996 and 1997. The Company disagrees with such conclusion and filed a complaint with the appropriate German court to challenge the tax authority’s decision. An adverse determination in this litigation could have a material adverse effect on the results of operations in the relevant reporting period. The Company has included the related unrecognized tax benefit in the total unrecognized tax benefit noted below.

In the U.S., the Company filed claims for refunds contesting the IRS’s disallowance of FMCH’s deductions of civil settlement payments in prior year tax returns. As a result of a settlement agreement with the IRS to resolve the appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 investigation, the Company received a refund in September 2008 of $37,000, inclusive of interest. The settlement agreement preserves the right to continue to pursue claims in the U.S. Federal courts for refund of all other disallowed deductions. The unrecognized tax benefit relating to these deductions is included in the total unrecognized tax benefit noted below.

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

Fiscal years 2005 and 2006 are currently under audit and 2007 and 2008 are open to audit. There are a number of state audits in progress and various years are open to audit in various states. All expected results have been recognized in the financial statements.

Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2008	2007

Unrecognized tax benefits (net of interest)
Balance at January 1, 2008	$354,050	$302,552
Increases in unrecognized tax benefits prior periods	24,074	29,236
Decreases in unrecognized tax benefits prior periods	(36,334)	(9,965)
Increases in unrecognized tax benefits current period	20,180	14,893
Changes related to settlements with tax authorities	(2,042)	(2,960)
Reductions as a result of a lapse of the statute of limitations	—	—
Foreign currency translation	19,399	20,294

Balance at December 31, 2008	$379,327	$354,050

Included in the balance at December 31, 2008 are $363,188 of unrecognized tax benefits which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in the unrecognized tax benefits.

During the year ended December 31, 2008 the Company recognized $17,982 in interest and penalties. The Company had a total accrual of $101,178 of tax related interest and penalties at December 31, 2008.

17.	Operating Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2045. Rental expense recorded for operating leases for the years ended December 31, 2008, 2007 and 2006 was $497,875, $461,490 and $414,137, respectively.

Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2008 and thereafter are:

2009	$387,996
2010	348,208
2011	300,387
2012	246,607
2013	198,460
Thereafter	638,944

$2,120,602

18.	Legal Proceedings

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

(including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

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

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the 2008K machine effective January 1, 2009. We appealed the court’s rulings to the Court of Appeals for the Federal Circuit. We are confident that we will prevail on appeal or as a result of the pending U.S. Patent and Trademark Office re-examinations of the underlying Baxter patents and have made no provision in our financial statements for any potential liability in this matter. If we are unsuccessful on all appeals, including any appeal of the royalty, the royalties payable to Baxter on the machines and disposable supplies that are subject to the court’s order will be approximately $56,000 for sales through December 31, 2008 and are estimated to be in the range of $2,000 to $3,000 per month thereafter. In the interim period until our appeal is decided, we are funding a court-approved escrow account at the royalty rates noted above. If we win the appeal, the escrowed funds will be returned to us with interest. In October 2008, we completed design modifications to the 2008K machine that we expect will eliminate

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

any incremental hemodialysis machine royalty payment exposure under the court order and permit the continued sale of the modified machine in compliance with the injunction, irrespective of the outcome of our appeal.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four recently issued patents (late 2007-2008), all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expire in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using pressure). The court has stayed the case pending the outcome of the appeal in the April 2003 Baxter case. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue.

On October 17, 2006, Baxter and Deka Products Ltd. (Deka) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleges that FMCH’s Liberty peritoneal cyclers infringe certain patents owned by or licensed to Baxter. Sales of the Liberty cyclers commenced in July 2008. The Company believes that the Liberty peritoneal cycler does not infringe any valid claims of the Baxter/DEKA patents.

Two patent infringement actions have been pending in Germany between Gambro Industries (“Gambro”) on the one side and D-GmbH and FMC AG & Co. KGaA on the other side (hereinafter collectively “Fresenius Medical Care”). Gambro herein alleged patent infringements Fresenius Medical Care concerning a patent on a device for the preparation of medical solutions by. The first case was dismissed as being unfounded. Such decision has already become final. In the second case, the District Court of Mannheim rendered a judgment on June 27, 2008 deciding in favor of Gambro and declaring that Fresenius Medical Care has infringed a patent. Accordingly, the court ordered Fresenius Medical Care to pay compensation (to be determined in a separate court proceeding) for alleged infringement and to stop offering the alleged patent infringing technology in its original form in Germany. D-GmbH brought an invalidity action in the Federal German Patent Court (“BPatG”) against Gambro’s patent. This case is currently pending with the Federal Court of Justice as the court of appeal. Fresenius Medical Care has also filed an appeal against the District Court’s verdict. On January 5, 2009, Gambro enforced such verdict provisionally by way of security to be deposited by Gambro. However, preceding such enforcement Fresenius Medical Care had already developed design modifications, being an alternative technical solution, and replaced the alleged patent infringing technology in nearly all of the affected devices. In view of the pending appeal against BPatG’s verdict and Fresenius Medical Care’s appeal against the District Court’s verdict, Fresenius Medical Care continues to believe that the alleged patent infringing technology does not infringe any valid patent claims of Gambro. Therefore, the Company has made no provision in the financial statements for any potential liability in this matter.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”) was named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the Company’s acquisition of RCG (the “RCG Acquisition”) and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint was styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint sought damages against former officers and directors and did not state a claim for money damages directly against RCG. On August 30, 2007, this suit was dismissed by the trial court without leave to amend. Plaintiff subsequently appealed and the matter remains pending in the appellate court of Tennessee.

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

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee (Qui tam is a legal provision under the United States False Claims Act, which allows for private individuals to bring suit on behalf of the U.S. federal government, as far as such individuals believe to have knowledge of presumable fraud committed by third parties). The first complaint alleges that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleges that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. Counsel for the nephrologist asserted that a criminal investigation of the relator’s allegations was in process and therefore moved the Court to stay all activity in the qui tam until the alleged criminal investigation concluded. The Court denied the nephrologist’s motion to stay and the litigation is progressing.

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

19.	Fair Value Measures

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FASB Staff Position No. 157-2 (“FSP 157-2”) issued February 12, 2008 delayed application of this Statement for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

FAS 157 extablishes a three-tier value hierarchy, which prioritizes the inputs used in estimating fair value: (i) Level 1 is defined as observable inputs, such as quoted prices in active markets, (ii) Level 2 is defined as inputs other than quoted prices in active markets, that are directly or indirectly observable, and (iii) Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The Company adopted this standard, except for those sections affected by FSP 157-2, as of January 1, 2008.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The following table presents the carrying amounts and fair values of the Company’s financial instruments at December 31, 2008 and 2007.

	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Non-derivatives
Assets
Cash and cash equivalents	$221,584	$221,584	$244,690	$244,690
Receivables	2,176,316	2,176,316	2,026,865	2,026,865
Liabilities
Accounts payable	605,260	605,260	530,968	530,968
Long term debt, excluding Euro and Senior Notes	3,641,697	3,641,697	3,302,840	3,302,840
Trust Preferred Securities	640,696	626,241	1,333,782	1,364,188
Euro Notes	278,340	276,154	294,420	292,466
Senior Notes	492,456	465,625	491,569	496,035
Derivatives(1)
Assets
Foreign exchange contracts	53,631	53,631	19,485	19,485
Dollar interest rate hedges	—	—	62	62
Liabilities
Foreign exchange contracts	(39,595)	(39,595)	(5,849)	(5,849)
Dollar interest rate hedges	(148,946)	(148,946)	(40,797)	(40,797)
Yen interest rate hedges	(9)	(9)	(32)	(32)

(1)	As of December 31, 2008, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in FAS 157.

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

The Company enters into interest rate swaps and foreign exchange forward contracts which are carried at fair value initially and on a recurring basis. The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the respective currency.

Under FAS 157, the Company is required to take into account credit risks when measuring the fair value of derivative financial instruments. In accordance with these requirements, the Company’s own credit risk is

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

incorporated in the fair value estimation of interest rate derivatives that are liabilities. However, for foreign exchange forward derivatives that are liabilities, due to the relatively short term of the contracts, the Company did not take into account its own credit risk in the fair value estimation. Counterparty credit-risk adjustments are not material at this time due to the generally high credit ratings of the counterparties and is therefore not factored into the valuation of derivatives that are assets.

20.	Market Risk

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

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency exposure. As of December 31, 2008 the Company had no foreign exchange options.

In connection with intercompany loans in foreign currency the Company normally uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.

Changes in the fair value of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $9,534 ($12,491 pretax) for the year ended December 31, 2008 are deferred in accumulated other comprehensive income and will mainly be reclassified into earnings during 2009. During 2008, the Company reclassified after tax gains of $2,452 ($3,296 pretax) from accumulated other comprehensive income (loss) into the statement of operations.

The notional amounts of foreign exchange forward contracts in place to hedge exposures from operations totaled $543,911 with a fair value of $21,227 as of December 31, 2008.

In connection with foreign currency denominated intercompany loans, the Company also entered into foreign exchange swaps with a notional amount of $285,932 having a fair value of $(7,191) as of December 31, 2008. No hedge accounting is applied to these foreign exchange contracts. Accordingly, the respective foreign exchange swaps are recognized as assets or liabilities and changes in their fair values are recognized against earnings thus offsetting the changes in fair values of the underlying intercompany loans denominated in foreign currency.

As of December 31, 2008, the Company had foreign exchange derivatives with maturities of up to 25 months.

The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparty to fail to meet its obligations as the counterparties are banks which

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

generally have ratings in the “A” Category or better. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date amounting to $53,631.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest options, to protect interest rate exposures arising from long-term debt at floating rates by effectively swapping them into fixed rates.

The Company may be exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The Company had no current credit exposure from interest rate derivatives as none of those contracts had a positive fair value at December 31, 2008.

Cash Flow Hedges of Variable Rate Debt

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting the major part of variable interest rate payments due on the Company’s 2006 Senior Credit Agreement denominated in U.S. dollars into fixed interest rate payments. Those swap agreements, all of which expire at various dates between 2009 and 2012, in the notional amount of $2,850,000, effectively fix the Company’s variable interest rate exposure on the majority of its U.S. dollar-denominated revolving loans at an average interest rate of 4.37% plus an applicable margin. After tax losses of $91,573 ($148,913 pretax) for the year ended December 31, 2008, were deferred in accumulated other comprehensive income. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense.

Fair Value Hedges of Fixed Rate Debt

The Company entered into interest rate swap agreements that were designated as fair value hedges to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II trust preferred securities (see Note 11) denominated in U.S. dollars into variable interest rate payments. Since the critical terms of the interest rate swap agreements were identical to the terms of Fresenius Medical Capital Trust II trust preferred securities, the hedging relationship was highly effective and no ineffectiveness was recognized in earnings. The interest rate swap agreements were reported at fair value in the balance sheet. The reported amount of the hedged portion of the fixed rate trust preferred securities included an adjustment representing the fair value attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and trust preferred securities offset each other in the income statement. On February 1, 2008, the Fresenius Medical Care Capital Trust II trust preferred securities were repaid and the interest rate swap agreements expired.

21.	Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2008, 2007, and 2006 are as follows:

	Year ended December 31, 2008			Year ended December 31, 2007			Year ended December 31, 2006
		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive (loss) income relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(107,316)	$42,764	$(64,552)	$(83,919)	$32,961	$(50,958)	$25,513	$(9,300)	$16,213
Reclassification adjustments	(924)	296	(628)	(4,455)	1,360	(3,095)	3,280	(1,270)	2,010

Total other comprehensive (loss) income relating to cash flow hedges:	(108,240)	43,060	(65,180)	(88,374)	34,321	(54,053)	28,793	(10,570)	18,223
Foreign-currency translation adjustment	(171,063)	—	(171,063)	137,048	—	137,048	114,494	—	114,494
Adjustments related to pension obligations	(28,551)	12,632	(15,919)	35,729	(12,430)	23,299	8,074	(3,428)	4,646

Other comprehensive income (loss)	$(307,854)	$55,692	$(252,162)	$84,403	$21,891	$106,294	$151,361	$(13,998)	$137,363

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

22.	Business Segment Information

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

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.”

	North		Segment
	America	International	Total	Corporate	Total

2008
Net revenue	$7,005,401	$3,606,270	$10,611,671	$652	$10,612,323
Inter-segment revenue	2,100	82,283	84,383	(84,383)	—

Revenue	7,007,501	3,688,553	10,696,054	(83,731)	10,612,323

Depreciation and amortization	(238,300)	(169,999)	(408,299)	(7,372)	(415,671)

Operating Income	1,168,173	616,034	1,784,207	(111,775)	1,672,432

Segment assets	10,960,264	3,557,247	14,517,511	402,165	14,919,676
Capital expenditures, acquisitions and investments(1)	497,612	358,930	856,542	107,287	963,829
2007
Net revenue	$6,663,221	$3,057,030	$9,720,251	$63	$9,720,314
Inter-segment revenue	516	77,492	78,008	(78,008)	—

Revenue	6,663,737	3,134,522	9,798,259	(77,945)	9,720,314

Depreciation and amortization	(220,210)	(140,968)	(361,178)	(2,151)	(363,329)

Operating Income	1,129,801	544,214	1,674,015	(93,894)	1,580,121

Segment assets	10,586,316	3,330,955	13,917,271	252,994	14,170,265
Capital expenditures, acquisitions and investments(2)	396,705	319,105	715,810	120,306	836,116
2006
Net revenue	$6,025,314	$2,473,724	$8,499,038	$—	$8,499,038
Inter-segment revenue	1,281	60,043	61,324	(61,324)	—

Revenue	6,026,595	2,533,767	8,560,362	(61,324)	8,499,038

Depreciation and amortization	(186,826)	(119,938)	(306,764)	(1,934)	(308,698)

Operating Income	964,609	440,552	1,405,161	(87,034)	1,318,127

Segment assets	10,196,844	2,744,833	12,941,677	103,004	13,044,681
Capital expenditures, acquisitions and investments(3)	4,599,276	174,870	4,774,146	137	4,774,283

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

(1)	North America and International acquisitions exclude $22,542 and $24,710, respectively, of non-cash acquisitions for 2008.

(2)	International and Corporate acquisitions exclude $9,964 and $83,812, respectively, of non-cash acquisitions for 2007.

(3)	North America and International acquisitions exclude $2,500 and $6,208 of non-cash acquisitions for 2006. North America acquisitions include $4,148,200 at December 31, 2006 of the total $4,157,619 purchase price of RCG.

For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		North	Rest of
	Germany	America	the World	Total

2008
Net revenue	$350,995	$7,005,401	$3,255,927	$10,612,323
Long-lived assets	306,963	8,706,790	1,597,576	10,611,329
2007
Net revenue	$308,603	$6,663,221	$2,748,490	$9,720,314
Long-lived assets	195,846	8,471,870	1,558,364	10,226,080
2006
Net revenue	$288,047	$6,025,314	$2,185,677	$8,499,038
Long-lived assets	144,877	8,274,104	1,080,301	9,499,282

23.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cashflows:

	2008	2007	2006

Supplementary cash flow information :
Cash paid for interest	$357,295	$407,882	$378,233

Cash paid for income taxes(1)	$343,224	$349,058	$423,514

Cash inflow for income taxes from stock option exercises	$7,132	$8,177	$7,428

Supplemental disclosures of cash flow information :
Details for acquisitions:
Assets acquired	$(129,711)	$(431,289)	$(4,784,713)
Liabilities assumed	9,858	47,779	348,898
Minorities	(3,706)	13,040	56,300
Notes assumed in connection with acquisition	2,490	93,775	8,708

Cash paid	(121,069)	(276,695)	(4,370,807)
Less cash acquired	714	18,818	63,525

Net cash paid for acquisitions	$(120,355)	$(257,877)	$(4,307,282)

(1)	net of tax refund

24.	Supplemental Condensed Combining Information

In February 1998 FMC Trust Finance S.à.r.l. Luxembourg, and in June 2001 FMC Trust Finance S.à.r.l. Luxembourg III, each of which is a wholly-owned subsidiary of FMC-AG & Co. KGaA, issued senior subordinated debt securities, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA, D-GmbH and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”). The senior subordinated debt securities were issued to statutory trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries, and the Company acquired all of the common securities of these trusts.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands)

(See Note 11). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated notes denominated in Deutschmark and euro held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. FMC Trust Finance S.à.r.l. Luxembourg repaid $450 and DM300 aggregate principal amount of senior subordinated debt securities on February 1, 2008 in connection with the mandatory redemption on the same date of the related trust preferred securities issued by Fresenius Medical Care Capital Trust II and Fresenius Medical Care Capital Trust III.

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on senior debt securities which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantors (see Note 9). The following combining financial information for the Company is as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, segregated between FMC Finance III S.A., the Company, D-GmbH, FMCH, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other expenses (income) includes income and losses related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other expense (income) includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$2,875,322	$—	$10,088,483	$(2,351,482)	$10,612,323
Cost of revenue	—	—	2,212,088	—	7,085,966	(2,314,579)	6,983,475

Gross profit	—	—	663,234	—	3,002,517	(36,903)	3,628,848

Operating expenses (income):
Selling, general and administrative	93	49,245	208,299	(5,503)	1,600,385	23,658	1,876,177
Research and development	—	—	55,448	—	24,791	—	80,239

Operating (loss) income	(93)	(49,245)	399,487	5,503	1,377,341	(60,561)	1,672,432

Other (income) expense:
Interest, net	(721)	13,597	14,565	79,688	260,600	(30,987)	336,742
Other, net	—	(945,938)	255,501	(568,804)	—	1,259,241	—

Income (loss) before income taxes and minority interest	628	883,096	129,421	494,619	1,116,741	(1,288,815)	1,335,690
Income tax expense (benefit)	185	65,489	114,279	(29,118)	376,169	(37,862)	489,142

Income (loss) before minority interest	443	817,607	15,142	523,737	740,572	(1,250,953)	846,548
Minority interest	—	—	—	—	—	28,941	28,941

Net income (loss)	$443	$817,607	$15,142	$523,737	$740,572	$(1,279,894)	$817,607

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands)

	For the year ended December 31, 2007
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$2,423,597	$—	$9,239,917	$(1,943,200)	$9,720,314
Cost of revenue	—	—	1,871,403	—	6,400,239	(1,907,123)	6,364,519

Gross profit	—	—	552,194	—	2,839,678	(36,077)	3,355,795

Operating expenses (income):
Selling, general and administrative	37	104,449	181,283	(1,900)	1,477,793	(52,512)	1,709,150
Research and development	—	—	45,047	—	21,476	—	66,523

Operating (loss) income	(37)	(104,449)	325,864	1,900	1,340,409	16,435	1,580,122

Other (income) expense:
Interest, net	(358)	18,536	15,257	188,644	192,335	(43,367)	371,047
Other, net	—	(893,558)	196,415	(591,969)	—	1,289,112	—

Income (loss) before income taxes and minority interest	321	770,573	114,192	405,225	1,148,074	(1,229,310)	1,209,075
Income tax expense (benefit)	94	53,443	123,247	(74,698)	413,981	(50,415)	465,652

Income (loss) before minority interest	227	717,130	(9,055)	479,923	734,093	(1,178,895)	743,423
Minority interest	—	—	—	—	—	26,293	26,293

Net income (loss)	$227	$717,130	$(9,055)	$479,923	$734,093	$(1,205,188)	$717,130

	For the year ended December 31, 2006
	Guarantors
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,750,605	$—	$8,242,843	$(1,494,410)	$8,499,038
Cost of revenue	—	1,297,157	—	5,804,814	(1,480,489)	5,621,482

Gross profit	—	453,448	—	2,438,029	(13,921)	2,877,556

Operating expenses (income):
Selling, general and administrative	98,761	145,700	16,829	1,345,974	(58,895)	1,548,369
Gain on sale of legacy clinics	—	—	—	(40,233)	—	(40,233)
Research and development	—	36,801	—	14,492	—	51,293

Operating (loss) income	(98,761)	270,947	(16,829)	1,117,796	44,974	1,318,127

Other (income) expense:
Interest, net	23,228	13,108	186,988	126,338	1,584	351,246
Other, net	(728,116)	160,094	(448,408)	—	1,016,430	—

Income (loss) before income taxes and minority interest	606,127	97,745	244,591	991,458	(973,040)	966,881
Income tax expense (benefit)	69,381	101,042	(81,527)	379,268	(54,675)	413,489

Income (loss) before minority interest	536,746	(3,297)	326,118	612,190	(918,365)	553,392
Minority interest	—	—	—	—	16,646	16,646

Net income (loss)	$536,746	$(3,297)	$326,118	$612,190	$(935,011)	$536,746

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands)

	At December 31, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$23	$—	$44	$—	$221,003	$514	$221,584
Trade accounts receivable, less allowance for doubtful accounts	—	—	182,421	—	1,993,779	116	2,176,316
Accounts receivable from related parties	16,552	1,520,238	692,195	468,871	2,040,953	(4,563,284)	175,525
Inventories	—	—	182,223	—	614,879	(90,052)	707,050
Prepaid expenses and other current assets	1	82,188	28,794	50	496,393	(27)	607,399
Deferred taxes	—	—		—	300,068	24,055	324,123

Total current assets	16,576	1,602,426	1,085,677	468,921	5,667,075	(4,628,678)	4,211,997
Property, plant and equipment, net	—	272	176,148	—	2,141,714	(82,056)	2,236,078
Intangible assets	—	470	44,546	—	801,480	—	846,496
Goodwill	—	—	3,389	—	7,306,521	—	7,309,910
Deferred taxes	—	13,408	243	—	89,744	(10,590)	92,805
Other assets	492,456	6,511,354	1,207,785	8,305,121	(4,007,726)	(12,286,600)	222,390

Total assets	$509,032	$8,127,930	$2,517,788	$8,774,042	$11,998,808	$(17,007,924)	$14,919,676

Current liabilities:
Accounts payable	$—	$752	$28,714	$—	$336,551	$—	$366,017
Accounts payable to related parties	1	1,229,275	621,598	1,460,218	1,466,838	(4,538,687)	239,243
Accrued expenses and other current liabilities	15,887	37,994	104,128	1,939	1,121,326	7,159	1,288,433
Short-term borrowings	—	55,668	—	—	627,487	—	683,155
Short-term borrowings from related parties	—		—	—	111,232	(109,902)	1,330
Current portion of long-term debt and capital lease obligations	—	786	—	133,866	320,462	—	455,114
Company-guaranteed debentures of subsidiaries - current portion	—	—	—	—	—	—	—
Income tax payable	190	13,958	—	—	71,649	(3,329)	82,468
Deferred taxes	—	1,177	7,250	—	23,339	(3,114)	28,652

Total current liabilities	16,078	1,339,610	761,690	1,596,023	4,078,884	(4,647,873)	3,144,412
Long term debt and capital lease obligations, less current portion	492,456	635,904	—	1,519,843	4,661,820	(3,355,137)	3,954,886
Long term borrowings from related parties	—	4,388	223,332	492,456	697,047	(1,414,730)	2,493
Other liabilities	—	140,420	11,497	—	148,172	19,513	319,602
Pension liabilities	—	3,030	107,152	—	26,573	—	136,755
Income tax payable	—	42,296	—	—	86,420	43,031	171,747
Deferred taxes	—	—	—	—	395,375	30,924	426,299
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	640,696	—	640,696
Minority interest	—	—	—	—	160,504	—	160,504

Total liabilities	508,534	2,165,648	1,103,671	3,608,322	10,895,491	(9,324,272)	8,957,394
Shareholders’ equity:	498	5,962,282	1,414,117	5,165,720	1,103,317	(7,683,652)	5,962,282

Total liabilities and shareholders’ equity	$509,032	$8,127,930	$2,517,788	$8,774,042	$11,998,808	$(17,007,924)	$14,919,676

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands)

	At December 31, 2007
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$44	$—	$45	$—	$244,601	$—	$244,690
Trade accounts receivable, less allowance for doubtful accounts	—	—	158,052	—	1,868,813	—	2,026,865
Accounts receivable from related parties	17,450	1,300,573	521,671	381,635	1,239,700	(3,361,403)	99,626
Inventories	—	—	165,186	—	554,171	(83,123)	636,234
Prepaid expenses and other current assets	1	30,404	16,828	50	508,859	(60,512)	495,630
Deferred taxes	—	—		—	323,133	33,294	356,427

Total current assets	17,495	1,330,977	861,782	381,685	4,739,277	(3,471,744)	3,859,472
Property, plant and equipment, net	—	296	145,156	—	1,983,968	(75,627)	2,053,793
Intangible assets	—	248	12,028	—	677,680	—	689,956
Goodwill	—	—	3,585	—	7,242,004	—	7,245,589
Deferred taxes	—	—	4,674	—	82,061	(3,120)	83,615
Other assets	491,569	6,194,201	1,233,386	8,021,199	(4,452,579)	(11,249,936)	237,840

Total assets	$509,064	$7,525,722	$2,260,611	$8,402,884	$10,272,411	$(14,800,427)	$14,170,265

Current liabilities:
Accounts payable	$—	$542	$22,821	$—	$306,556	$—	$329,919
Accounts payable to related parties	—	408,156	366,443	987,111	1,824,901	(3,385,562)	201,049
Accrued expenses and other current liabilities	17,124	27,787	108,047	6,477	1,194,598	(2,020)	1,352,013
Short-term borrowings	—	—	—	—	217,497	—	217,497
Short-term borrowings from related parties	—	1,076,516	—	—	(965,997)	(108,232)	2,287
Current portion of long-term debt and capital lease obligations	—	832	294	502,462	16,757	(435,529)	84,816
Company-guaranteed debentures of subsidiaries - current portion	—	—	—	—	669,787	—	669,787
Income tax payable	94	64,607	—	—	81,187	648	146,536
Deferred taxes	—	526	5,074	—	21,049	(4,060)	22,589

Total current liabilities	17,218	1,578,966	502,679	1,496,050	3,366,335	(3,934,755)	3,026,493
Long term debt and capital lease obligations, less current portion	491,569	293,695	147	1,604,181	5,243,330	(3,632,329)	4,000,593
Long term borrowings from related parties	—	4,642	228,531	491,569	969,417	(1,690,739)	3,420
Other liabilities	—	24,346	11,309	—	142,167	15,782	193,604
Pension liabilities	—	2,748	112,188	—	(3,584)	—	111,352
Income tax payable	—	44,739	—	—	18,049	48,492	111,280
Deferred taxes	—	1,369	—	—	383,595	(6,467)	378,497
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	663,995	—	663,995
Minority interest	—	—	—	—	105,814	—	105,814

Total liabilities	508,787	1,950,505	854,854	3,591,800	10,889,118	(9,200,016)	8,595,048
Shareholders’ equity:	277	5,575,217	1,405,757	4,811,084	(616,707)	(5,600,411)	5,575,217

Total liabilities and shareholders’ equity	$509,064	$7,525,722	$2,260,611	$8,402,884	$10,272,411	$(14,800,427)	$14,170,265

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands)

	For the year ended December 31, 2008
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$443	$817,607	$15,142	$523,737	$740,572	$(1,279,894)	$817,607
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(462,412)	—	(568,804)	—	1,031,216	—
Depreciation and amortization	—	1,472	40,895	888	393,558	(21,142)	415,671
Change in minority interest	—	—	—	—	17,175	42,380	59,555
Change in deferred taxes, net	—	(7,951)	3,169	—	97,726	40,103	133,047
(Gain) Loss on sale of fixed assets and investments	—	(422)	(55)	—	(21,009)	422	(21,064)
Write-up of loans from related parties	—	(17,727)	—	—	—	17,727	—
Compensation expense related to stock options	—	31,879	—	—	—	—	31,879
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(34,889)	—	(207,078)	—	(241,967)
Inventories	—	—	(27,549)	—	(82,328)	15,765	(94,112)
Prepaid expenses and other current and non-current assets	—	(32,757)	(25,384)	(3,964)	(47,331)	8,173	(101,263)
Accounts receivable from / payable to related parties	899	(318,373)	43,853	34,620	104,895	166,358	32,252
Accounts payable, accrued expenses and other current and non-current liabilities	(1,237)	1,140	22,438	(4,538)	(38,463)	3,620	(17,040)
Income tax payable	96	(49,994)	—	(29,118)	91,779	(10,930)	1,833

Net cash provided by (used in) operating activities	201	(37,538)	37,620	(47,179)	1,049,496	13,798	1,016,398

Investing Activities:
Purchases of property, plant and equipment	—	(186)	(77,381)	—	(646,396)	36,607	(687,356)
Proceeds from sale of property, plant and equipment	—	16	1,348	—	12,482	—	13,846
Disbursement of loans to related parties	—	(123,908)	177	164,746	—	(41,015)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(36,148)	(39,721)	—	(186,477)	(14,127)	(276,473)
Proceeds from divestitures	—	—	—	—	58,582	—	58,582

Net cash (used in) provided by investing activities	—	(160,226)	(115,577)	164,746	(761,809)	(18,535)	(891,401)

Financing Activities:
Short-term borrowings, net	—	36,847	78,179	—	(123,064)	—	(8,038)
Long-term debt and capital lease obligations, net	—	366,231	(221)	(117,567)	(644,378)	41,015	(354,920)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	454,000	—	454,000
Proceeds from exercise of stock options	—	36,755	—	—	7,132	—	43,887
Dividends paid	(222)	(252,395)	—	—	163	59	(252,395)
Capital increase (decrease)	—	—	—	—	35,873	(35,873)	—
Distributions to minority interest	—	—	—	—	(38,592)	—	(38,592)

Net cash (used in) provided by financing activities	(222)	187,438	77,958	(117,567)	(308,866)	5,201	(156,058)

Effect of exchange rate changes on cash and cash equivalents	—	10,326	(2)	—	(2,419)	50	7,955

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(21)	—	(1)	—	(23,598)	514	(23,106)
Cash and cash equivalents at beginning of period	44	—	45	—	244,601	—	244,690

Cash and cash equivalents at end of period	$23	$—	$44	$—	$221,003	$514	$221,584

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands)

	For the year ended December 31, 2007
	Issuer	Guarantors
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$227	$717,130	$(9,055)	$479,923	$734,093	$(1,205,188)	$717,130
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(559,674)	—	(591,969)	—	1,151,643	—
Depreciation and amortization	—	2,025	33,620	—	344,844	(17,159)	363,330
Change in minority interest	—	—	—	—	5,057	38,180	43,237
Change in deferred taxes, net	—	(14,012)	396	—	21,821	(7,028)	1,177
(Gain) Loss on sale of fixed assets and investments	—	(303)	776	—	3,527	(384)	3,616
Write-up of loans from related parties	—	17,390	—	—	—	(17,390)	—
Compensation expense related to stock options	—	24,208	—	—	—	—	24,208
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(18,536)	—	(44,199)	—	(62,735)
Inventories	—	—	(13,322)	—	(72,294)	12,791	(72,825)
Prepaid expenses and other current and non-current assets	49	(7,907)	13,690	8,588	(5,463)	(20,637)	(11,680)
Accounts receivable from/payable to related parties	(17,450)	(77,549)	(53,019)	55,923	82,296	(12,466)	(22,265)
Accounts payable, accrued expenses and other current and non-current liabilities	17,124	15,247	17,312	(1,973)	74,258	(8,008)	113,960
Income tax payable	94	38,393	—	(74,698)	99,923	38,709	102,421

Net cash provided by (used in) operating activities	44	154,948	(28,138)	(124,206)	1,243,863	(46,937)	1,199,574

Investing Activities:
Purchases of property, plant and equipment	—	(217)	(62,954)	—	(541,701)	32,151	(572,721)
Proceeds from sale of property, plant and equipment	—	4	1,153	—	28,511	—	29,668
Disbursement of loans to related parties	—	3,435	155	120,437	(9,527)	(114,500)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	35,377	(1,015)	—	(261,738)	(36,019)	(263,395)
Proceeds from divestitures	—	—	—	—	29,495	—	29,495

Net cash provided by (used in) investing activities	—	38,599	(62,661)	120,437	(754,960)	(118,368)	(776,953)

Financing Activities:
Short-term borrowings, net	—	(3,015)	91,080	—	(101,380)	—	(13,315)
Long-term debt and capital lease obligations, net	—	(38,916)	(274)	11,897	(56,958)	114,500	30,249
(Decrease) increase of accounts receivable securitization program	—	—	—	—	(181,000)	—	(181,000)
Proceeds from exercise of stock options	—	38,757	—	—	8,177	—	46,934
Cash paid for repurchase preferred stock	—	—	—	(7,660)	—	—	(7,660)
Dividends paid	—	(188,407)	—	—	(12,671)	12,671	(188,407)
Capital (decrease) increase	—	—	—	—	(36,018)	36,018	—
Distributions to minority interest	—	—	—	(468)	(27,001)	—	(27,469)

Net cash (used in) provided by financing activities	—	(191,581)	90,806	3,769	(406,851)	163,189	(340,668)

Effect of exchange rate changes on cash and cash equivalents	—	(1,988)	4	—	3,595	2,116	3,727

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	44	(22)	11	—	85,647	—	85,680
Cash and cash equivalents at beginning of period	—	22	34	—	158,954	—	159,010

Cash and cash equivalents at end of period	$44	$—	$45	$—	$244,601	$—	$244,690

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands)

	For the year ended December 31, 2006
	Guarantors
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$536,746	$(3,297)	$326,118	$612,190	$(935,011)	$536,746
Adjustments to reconcile net income to cash and
cash equivalents provided by (used in) operating activities:
Equity affiliate income	(451,099)		(448,408)	—	899,507	—
Settlement of shareholder proceedings	—	—	—	—	(888)	(888)
Depreciation and amortization	1,934	30,715	—	290,425	(14,376)	308,698
Change in minority interest	—		—	—	24,333	24,333
Change in deferred taxes, net	(14,072)	(14)	—	32,927	(7,937)	10,904
Loss (gain) on investments	24,660	—	—	—	(24,660)	—
Write-up of loans from related parties	(1,695)	—	—	—	1,695	—
Loss on sale of fixed assets and investments	—	—	—	5,742	—	5,742
Compensation expense related to stock options	16,610	—	—	—	—	16,610
Cash inflow from hedging	10,908	—	—	—	—	10,908
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(9,094)	—	(22,182)	—	(31,276)
Inventories	—	(4,210)	—	(44,067)	5,724	(42,553)
Prepaid expenses and other current and non-current assets	10,123	(4,566)	28,936	(15,204)	(40,918)	(21,629)
Accounts receivable from/ payable to related parties	3,993	106,552	40,739	(192,257)	36,098	(4,875)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,113)	8,726	7,675	157,286	17,303	182,877
Income tax payable	22,585	—	(81,527)	24,568	10,124	(24,250)
Tax payments related to divestitures and acquisitions	—	—	—	(63,517)	—	(63,517)

Net cash provided by (used in) operating activities	152,580	124,812	(126,467)	785,911	(29,006)	907,830

Investing Activities:
Purchases of property, plant and equipment	(130)	(29,005)	—	(452,693)	18,735	(463,093)
Proceeds from sale of property, plant and equipment	—	395	—	17,071	—	17,466
Disbursement of loans to related parties	(361,156)	134	(2,879,204)	—	3,240,226	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	(21,832)	(3,055)	—	(4,316,607)	30,304	(4,311,190)
Proceeds from divestitures	—	—	—	515,705	—	515,705

Net cash (used in) provided by investing activities	(383,118)	(31,531)	(2,879,204)	(4,236,524)	3,289,265	(4,241,112)

Financing activities:
Short-term borrowings, net	(17,239)	(92,397)	—	94,899	—	(14,737)
Long-term debt and capital lease obligations, net	27,769	(879)	1,756,191	4,490,710	(3,240,226)	3,033,565
Increase (decrease) of accounts receivable securitization program	—	—	—	172,000	—	172,000
Proceeds from exercise of stock options	46,528	—	—	7,424	—	53,952
Proceeds from conversion of preference shares into ordinary shares	306,759	—	—	—	—	306,759
Dividends paid	(153,720)	—	—	(4,184)	4,184	(153,720)
Capital increase	—	—	1,250,000	(1,226,202)	(23,798)	—
Change in minority interest	—	—	(520)	(14,610)	—	(15,130)

Net cash provided by (used in) financing activities	210,097	(93,276)	3,005,671	3,520,037	(3,259,840)	3,382,689

Effect of exchange rate changes on cash and cash equivalents	20,459	3	—	4,483	(419)	24,526

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	18	8	—	73,907	—	73,933
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077

Cash and cash equivalents at end of period	19	$34	$—	$158,957	$—	$159,010

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statement Schedule
(in thousands)

Development of allowance for doubtful accounts

	2008	2007	2006

Allowance for doubtful accounts as of January 1	$247,800	$207,293	$176,568
Change in valuation allowances as recorded in the consolidated statements of income	213,586	201,998	177,285
Write-offs and recoveries of amounts previously written-off	(192,626)	(167,519)	(151,400)
Foreign currency translation	(5,924)	6,028	4,840

Allowance for doubtful accounts as of December 31	$262,836	$247,800	$207,293

S-1