Form 20-F
period 2009-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2010-02-24
CIK 1333141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Josef Dinger, +49 6172 608 2522, Josef.Dinger@FMC-AG.com,
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
Preference Shares, no par value: 3,884,328
Ordinary Shares, no par value: 295,746,635
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
Yes ☐          No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑          No ☐

Certain Defined Terms

In this report, (1) the “Company” refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, “Information on the Company — History and Development of the Company — History” below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) “we”, “us” and “our” refers either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) “Fresenius Medical Care AG” and “FMC-AG” refers to the Company as a German stock corporation before the transformation of legal form and “FMC-AG & Co. KGaA” refers to the Company as a German partnership limited by shares after the transformation; (4) “FMCH” and “D-GmbH” refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries; (5) “Fresenius SE” refers to Fresenius SE, a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation which owns 100% of the share capital of our general partner and approximately 36.0% of our ordinary shares as of December 31, 2009 (and which, prior to the transformation of our legal form, held approximately 51.8% of our voting shares), and refers to that company both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007; and (6) “Management AG” refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services, including the mandated change beginning in 2011 to an expanded “bundled” Medicare reimbursement system for dialysis services;

•	reductions in erythropoietin, or EPO, utilization or EPO reimbursement;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations;

•	the impact of pending and future health care reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	changes in the cost of pharmaceuticals and utilization patterns;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•	changes in raw material and energy costs; and

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

Important factors that could contribute to such differences are noted in this report under “Risk Factors”, “Business Overview” in Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects” and in Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings.”

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies”.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.	Other Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

The following table summarizes the consolidated financial information for our business for each of the years 2009 through 2005. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), an independent registered public accounting firm, audited these financial statements. The statement of operations data for 2006 include the results of RCG and such financing costs from April 1, 2006, the effective date of the RCG acquisition. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this document and the information under Item 5, “Operating and Financial Review and Prospects.”

	2009	2008	2007	2006	2005
	(in millions except share and per share amounts)

Statement of Operations Data:
Net revenues	$11,247	$10,612	$9,720	$8,499	$6,772
Cost of revenues	7,415	6,983	6,364	5,621	4,564

Gross profit	3,832	3,629	3,356	2,878	2,208
Selling, general and administrative	1,982	1,877	1,709	1,549	1,218
Gain on sale of dialysis clinics	—	—	—	(40)	—
Research and development	94	80	67	51	51

Operating income	1,756	1,672	1,580	1,318	939
Interest expense, net	300	336	371	351	173

Income before income taxes	1,456	1,336	1,209	967	766
Net income attributable to FMC-AG & Co. KGaA	$891	$818	$717	$537	$455

Weighted average ordinary shares outstanding	294,418,795	293,233,477	291,929,141	290,621,904	210,000,000
Basic earnings per Ordinary share and Ordinary ADS	$2.99	$2.75	$2.43	$1.82	$1.56
Fully diluted earnings per Ordinary share and Ordinary ADS	2.99	2.75	2.42	1.81	1.55
Basic earnings per Preference share and Preference ADS	3.02	2.78	2.45	1.85	1.58
Fully diluted earnings per Preference share and Preference ADS	3.02	2.78	2.44	1.84	1.57
Dividends declared and paid per Ordinary share (€)(a)	0.58	0.54	0.47	0.41	0.37
Dividends declared and paid per Preference share (€)(a)	0.60	0.56	0.49	0.43	0.39
Dividends declared and paid per Ordinary share ($)(a)	0.78	0.85	0.64	0.52	0.47
Dividends declared and paid per Preference share ($)(a)	0.81	0.88	0.67	0.55	0.49

Balance Sheet Data at December 31:
Working capital	$2,118	$1,068	$833	$1,036	$883
Total assets	15,821	14,920	14,170	13,045	7,983
Total long-term debt (excluding current portion)	5,084	4,598	4,668	5,083	1,895
Shareholders’ equity	7,030	6,123	5,681	4,945	3,988
Capital Stock — Preference shares — Nominal Value	4	4	4	4	91
Capital Stock — Ordinary shares — Nominal Value	366	363	361	360	271

(a)	Amounts shown for each year from 2009 to 2005 represent dividends declared and paid in each such year with respect to our operations in the year preceding payment. Our general partner’s Management Board has proposed dividends with respect to our operations in 2009 of €0.61 per Ordinary share and €0.63 per Preference share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 11, 2010.

We conduct our business on a global basis in various currencies, although our operations are located principally in the United States and Germany. We prepare our consolidated financial statements, from which we derived the selected financial data above, utilizing the U.S. dollar as our reporting currency. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. For information regarding the exchange rates used in preparing our consolidated financial statements, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Management of Foreign Exchange and Interest Rate Risks — Foreign Exchange Risks.”

D.  Risk Factors

Before you invest in our securities, you should be aware that the occurrence of any of the events described in the following risk factors, elsewhere in or incorporated by reference into this report, and other events that we have not predicted or assessed could have a material adverse effect on our results of operations, financial condition and business. If the events described below or other unpredicted events occur, then the trading price of our securities could decline and you may lose all or part of your investment.

Risks Relating to Litigation and Regulatory Matters.

A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit.

For the twelve months ended December 31, 2009, approximately 33% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. For a discussion of the rules proposed by the Centers for Medicare and Medicaid Services to implement recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” by January 1, 2011, see Item 5, “Operating and Financial Review and Prospects — Overview.”

A reduction in reimbursement for or a change in the utilization of EPO could materially reduce our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for EPO could reduce our revenues.

Revenue from the administration of erythropoietin, or EPO, accounted for approximately 21% of total dialysis care revenue in our North America segment for the year ended December 31, 2009. Synthetic EPO is produced in the U.S. by a single source manufacturer, Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa). Our supply contract with Amgen USA, Inc., a subsidiary of Amgen, Inc. covers the period from October 1, 2006 to December 31, 2011. Pricing is based on Amgen’s list price and is subject to change within certain parameters. Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) an increase in Amgen’s price for EPO without a corresponding and timely increase in reimbursement for EPO by the Centers for Medicare and Medicaid Services (“CMS”), (ii) a reduction of the current overfill amount in EPO vials which we currently use (liquid medications, such as EPO, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), (iii) an interruption of supply of EPO, or (iv) decreased utilization of EPO. Under the new expanded bundled reimbursement system to be implemented by January 1, 2011, material increases in the utilization of or acquisition costs for EPO or reduction in EPO overfill could materially and adversely affect our business, financial condition and results of operations.

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

The Company’s pharmaceutical products are subject to detailed, rigorous and continually changing regulation by the U.S. Food and Drug Administration (“FDA”), and numerous other national, supranational, federal and state authorities. These include, among other things, regulations regarding manufacturing practices, product labeling, quality control, quality assurance, advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. We cannot assure that all necessary regulation approvals for new products or product improvements will be granted on a timely basis or at all. In addition, the Company’s facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA and comparable regulatory authorities outside the U.S. may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of our products and those of our suppliers. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of the Company’s products and criminal prosecution. These actions could result in, among other things, substantial modifications to the Company’s business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company’s business and have a material adverse effect on the Company’s business, financial condition and results of operations.

We rely upon the Company’s management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations. If employees were to deliberately or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Such actions could also lead to claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.

FMCH and its subsidiaries, including Renal Care Group (“RCG”) (prior to the RCG Acquisition), received subpoenas in 2005 from the U.S. Department of Justice for the Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s Method II home dialysis supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the District of Texas participated in the Eastern District of Missouri’s investigation of FMCH’s and RCG’s utilization of Epogen begun in 2005. On July 16, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. On August 11, 2009, the Court granted RCG’s motion to transfer venue to the Middle District of Tennessee (Nashville), where the case is proceeding toward trial. The Company believes that RCG’s operation of its Method II supply company complied with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation. An adverse determination in this investigation or litigation or any settlement arising out of this investigation or litigation could result in significant financial penalties and possible exclusion from participation in federal and state health care programs, and any adverse determination in any litigation arising out of the investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Many of the countries in which we operate have been considering proposals to modify their current health care systems to improve access to health care and control costs. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. In the U.S., Congress has debated bills that, if adopted, would make significant changes to the health care system. It is difficult to determine at this time whether a health care reform bill will be passed and if passed, what the provisions of such a bill would be. Any significant changes in health care reform which radically change the financing and regulation of the health care industry in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to our Business

A significant portion of our North American profits are dependent on the services we provide to a minority of our patients who are covered by private insurance.

In recent reviews of dialysis reimbursement, the Medicare Payment Advisory Commission, also known as MedPAC, has noted that Medicare payments for dialysis services are less than the average costs that providers incur to provide the services. Since Medicaid rates are comparable to those of Medicare and because Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), the amount we receive from Medicare and Medicaid is less than our average cost per treatment. As a result, the payments we receive from private payors both subsidize the losses we incur on services for Medicare and Medicaid patients and generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 80% of the patients to whom we provide care in North America but that only 54% of our North America Dialysis Care net revenues in 2009 were derived from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 20% of our patients reduce their payments for our services, or if we experience a shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would decrease, and our cash flow and profits would be disproportionately impacted.

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

Health care companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls and patent infringement claims. We cannot assure you that such claims will not be asserted against us, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings.”

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

The Company is vigorously defending certain patent infringement lawsuits described in Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings — Commercial Litigation”. While we believe we have valid defenses to these claims, an adverse determination in any of these matters could have a material adverse effect on the Company’s business, financial condition and results of operations.

Our growth depends, in part, on our ability to continue to make acquisitions.

The health care industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed in the United States of America or other countries competition laws or under our credit agreements. If we make future acquisitions, we may need to incur additional debt, assume significant liabilities or create additional expenses relating to intangible assets, any of which might reduce our reported earnings and our earnings per share and cause our stock price to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. We may also issue ordinary shares for non-cash consideration without first offering the shares to our existing shareholders, which could dilute the holdings of these shareholders. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company’s infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities not disclosed by the seller or not identified during due diligence. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

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

We operate dialysis clinics in more than 35 countries and sell a range of equipment, products and services to customers in over 115 countries. Our international operations are subject to a number of risks, including but not limited to the following:

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

Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the transfer of our existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other health care institutions. If a significant number of physicians, hospitals or other health care institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and would materially adversely affect our overall operations.

The decision to purchase or prescribe our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or recommendations from other sources for purchases of our products or ancillary services would reduce our dialysis product and other services revenue, and could materially adversely affect our business, financial condition and results of operations.

Our pharmaceutical product business could lose sales to generic drug manufacturers or new branded drugs.

Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. For information regarding the impact of the launch of a generic version of our phosphate binder PhosLo®, see Item 5, “Operating and Financial Review and Prospects.” We are obligated to make certain minimum annual royalty payments under certain of our pharmaceutical product license agreements, irrespective of our annual sales of the licensed products. Either the expiration or loss of patent protection for one of our products, or the “at-risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products, could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period with no concomitant reduction in our license royalty payment obligations, which could materially and adversely affect our business, financial condition and results of operations.

Our competitors could develop superior technology or otherwise impact our sales.

We face numerous competitors in both our dialysis services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition and especially new competitive developments could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products by competitors could render one or more of our products or services less competitive or even obsolete.

Global economic conditions may have an adverse effect on our businesses.

There was a material deterioration of the global economy and tightening of the financial markets in 2008 and 2009, and the outlook for the global economy in 2010 is uncertain. We depend on the financial markets for access to capital, as do our renal product customers and commercial healthcare insurers. Limited or expensive access to capital could make it more difficult for these customers to do business with us, or to do business generally, which could adversely affect our businesses. The continuation, or worsening, of domestic and global economic conditions could continue to adversely affect our businesses and results of operations.

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

Diverging views of fiscal authorities could require us to make additional tax payments.

We are in dispute with the German tax authorities and the U.S. Internal Revenue Service (IRS) on certain tax deductions disallowed in past tax audits. We are also subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits and we may be subject to additional unfavorable adjustments and disallowances. We are contesting, and in some cases appealing or litigating certain of the unfavorable determinations. If our objections, audit appeals or court claims are unsuccessful, we could be required to make additional tax payments, which could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. (See Item 5, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liquidity” as well as Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings.”)

Risks Relating to our Securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

At December 31, 2009, we had consolidated debt of $5,568 million, including $656 million of our trust preferred securities, and consolidated total shareholders’ equity of $7,030 million. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

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

Our 2006 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations

Fresenius SE owns 100% of the shares in the general partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

Fresenius SE owns approximately 36.0% of our voting ordinary shares and 100% of the outstanding shares of the general partner of the Company. As the sole shareholder of Fresenius Medical Care Management AG, the general partner of the Company, Fresenius SE has the sole right to elect the supervisory board of the general partner which, in turn, appoints the management board of the general partner. The management board of the general partner is responsible for the management of the Company. Through its ownership of the general partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the

Company and precludes a takeover or change of control of the Company without Fresenius SE’s consent, either or both of which could adversely affect the prices of our shares.

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

On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius SE (then Fresenius AG) and W.R. Grace which we refer to as the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius SE contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 105,630,000 FMC-AG Ordinary shares. Thereafter, we acquired:

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

On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting (“EGM”) held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Fresenius Medical Care Management AG (“Management AG”), a subsidiary of Fresenius AG (now Fresenius SE), the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Shareholders in FMC-AG & Co. KGaA participate in all economic respects, including profits and capital, to the same extent and (except as modified by the share conversion described below) with the same number of ordinary and preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form.

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

On March 31, 2006, the Company completed the acquisition of RCG (the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4.2 billion including the concurrent repayment of approximately $657.8 million of indebtedness of RCG.

All share and per share amounts in the consolidated financial statements, the related notes and elsewhere in this report have been restated to reflect our three-for-one share split completed June 15, 2007.

Capital Expenditures

We invested, by business segment and geographical areas, the amounts shown in the table below during the twelve month periods ended December 31, 2009, 2008, and 2007

	Actual
	2009	2008	2007
	(in millions)

Capital expenditures for property, plant and equipment
North America	$299	$385	$334
International	275	302	239

Total Capital Expenditures	$574	$687	$573

Acquisitions and Investments
North America	$124	$135	$63
International	68	82	92
Corporate	—	107	204

Total Acquisitions and Investments	$192	$324	$359

Major areas of capital spending were for the maintenance of existing clinics and equipment for new clinics. In addition, expenditures were made for maintenance and expansion of production facilities in North America, Germany, France, Japan and China and for the capitalization of machines provided to customers primarily in the International segment. We finance our capital expenditures through cash flow from operations or under existing or new credit facilities.

For additional information regarding our capital expenditures, See Item 5.B, “Operational and Financial Review and Prospects — Liquidity — Investing.” For information regarding recent acquisitions, see Note 3 of the Notes to Consolidated Financial Statements, “Acquisitions.”

B.	Business Overview

Our Business

Based on publicly reported sales and number of patients treated, we are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. See “Renal Industry Overview” below, for a description of our internal information data gathering tool. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At December 31, 2009, we provided dialysis treatment to 195,651 patients in 2,553 clinics worldwide located in more than 35 countries. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services and other services under contract to hospitals. In 2009, we provided approximately 29.4 million dialysis treatments, an increase of approximately 6% compared to 2008. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in over 115 countries. For the year ended December 31, 2009, we had net revenues of $11.2 billion, a 6% increase (9% in constant currency) over 2008 revenues. We derived 68% of our revenues in 2009 from our North America operations and 32% from our international operations, which include our operations in Europe (22%), Latin America (5%) and Asia-Pacific (5%). Our ordinary shares and our preference shares are listed in the Frankfurt Stock Exchange and American Depositary Receipts evidencing our ordinary shares and our preference shares on the New York Stock Exchange, and on February 19, 2010 we had a market capitalization of $15.2 billion.

We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

We estimate that in 2009, the value of the global dialysis market was approximately $65 billion and grew at 5%, adjusted for foreign currency translation effects. Approximately $55 billion represents dialysis services, including the administration of dialysis drugs, and approximately $10.5 billion represents sales of dialysis products. The following table summarizes net revenues for our North America segment and our International segment in our major categories of activity -dialysis care and dialysis products- for the three years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
	(in millions)

North America
Dialysis Care	$6,794	$6,247	$6,002
Dialysis Products	818	758	661

	7,612	7,005	6,663
International
Dialysis Care	1,556	1,490	1,211
Dialysis Products	2,079	2,117	1,846

	3,635	3,607	3,057

Renal Industry Overview

We offer life-maintaining and life-saving dialysis services and products in a market which is characterized by favorable demographic development. As a global market leader in dialysis products and dialysis services, Fresenius Medical Care considers it important to possess accurate and current information on the status and development of the global, regional and national markets.

To obtain and manage this information, Fresenius Medical Care created an internal information tool called Market & Competitor Survey (the “MCS”). The MCS is used within the Company as a tool to collect, analyze and communicate current, accurate and essential information on the dialysis market, developing trends, the market position of Fresenius Medical Care and those of its competitors. Country — by — country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESRD, the treatment modality selected, products used, treatment location and the structure of ESRD patient care providers. The survey has been refined over the years to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors.

Except as otherwise specified below, all patient and market data in this Report has been derived using our MCS.

End-Stage Renal Disease

ESRD is the stage of advanced chronic kidney disease that is characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. Most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. A number of conditions — diabetes, hypertension, glomerulonephritis and inherited diseases — can cause chronic kidney disease. The majority of all people with ESRD acquire the disease as a complication of one or more of these primary conditions.

There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. Therefore, most patients suffering from ESRD rely on dialysis.

We estimate that at the end of 2009, there were approximately 2.455 million ESRD patients worldwide, of which approximately 560,000 kidney patients were living with a transplanted kidney. For many years the number of donated organs worldwide has continued to be significantly lower than the number of patients on transplant waiting lists. Consequently, less than one quarter of the global ESRD population lives with a donor organ and the remainder receive renal replacement therapy in the form of dialysis. Despite ongoing efforts by many regional initiatives to increase awareness of and willingness for kidney donation, the distribution of patients between the various treatment modes has remained nearly unchanged over the past ten years. In both the U.S. and Germany, approximately 30% of all ESRD patients live with a functioning kidney transplant and approximately 70% require dialysis.

There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” Of the estimated 1.895 million dialysis patients treated in 2009, approximately 1.69 million received HD and about 203,000 received PD. Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs. The number of dialysis patients grew by approximately 6-7% in 2009.

The present annual patient growth rate in the U.S., the largest dialysis market, is around 3-4% per year, while in many developing countries we see annual growth rates of up to 10%. We believe that worldwide growth will continue at around 6% per year. At the end of 2009, there were approximately 465,000 patients in North America (including Mexico), approximately 313,000 dialysis patients in the 27 countries of the European Union (E.U.), approximately 237,000 patients in Europe (excluding the E.U. countries), the Middle East and Africa, approximately 200,000 patients in Latin America (excluding Mexico), and approximately 680,000 patients in Asia (including 294,000 patients in Japan).

Dialysis patient growth rates vary significantly from region to region. A below average increase in the number of patients is experienced in the U.S. and Japan, as well as Western and Central Europe, where patients with terminal kidney failure have had readily available access to treatment, usually dialysis, for many years. In contrast, growth rates in the economically weaker regions were above average, sometimes reaching double digit figures. This indicates that accessibility to treatment is still somewhat limited in these countries, but is gradually improving. We estimate that about 20% of worldwide patients are treated in the U.S., around 17% in E.U. and approximately 16% in Japan. The remaining 47% of all dialysis patients are distributed throughout more than 115 countries in different geographical regions.

We believe that the continuing growth in the number of dialysis patients is principally attributable to:

•	increased general life expectancy and the overall aging of the general population;

•	shortage of donor organs for kidney transplants;

•	improved dialysis technology that makes life-prolonging dialysis available to a larger patient population;

•	greater access to treatment in developing countries; and

•	better treatment and survival of patients with hypertension, diabetes and other illnesses that lead to ESRD.

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

Patients can receive treatment at a clinic run by (1) a public center (government or government subsidiary owned/run), (2) a health care organization (non-profit organizations for public benefit purposes), (3) a private center (owned/run by individual doctors or a group of doctors) or (4) a company-owned clinic, including multi-clinic providers (owned/run by a company such as us). There were approximately 5,400 Medicare-certified ESRD treatment clinics in the U.S. in 2009 with only around 1% of patients receiving care in public centers. In 2009, there were approximately 5,000 dialysis clinics in the E.U. treating dialysis patients. Around 47% of dialysis patients received care through public centers, approximately 13% through centers owned by health care organizations, around 23% through private centers and around 17% through company-owned clinics, such as us. In Latin America, private centers and company-owned clinics predominated, caring for over 83% of all dialysis patients. In Japan, nephrologists (doctors who specialize in the treatment of renal patients) cared for around 80% of the population in their private centers.

Among company-owned clinics, the two largest providers are Fresenius Medical Care, caring for 195,651 patients and DaVita, caring for 118,000 patients at the end of 2009. All other company-owned clinics care for less than 20,000 patients each.

Of the approximately 1.895 million patients who received dialysis care in 2009, more than 89% were treated with hemodialysis. Hemodialysis patients represented about 93% of all dialysis patients in the U.S., approximately 96% of all dialysis patients in Japan, and, 91% in the E.U. and 85% in the rest of the world. Within the 15 largest dialysis countries (measured by number of patients) that account for more than 75% of the world dialysis population, hemodialysis is the predominate treatment method in all countries, except Mexico. Based on these data, it is clear that hemodialysis is the dominant therapy method worldwide.

Peritoneal Dialysis.  Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD, a machine pumps or “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient. The human peritoneum can only be used as a dialyzer for a limited period of time, ideally only if the kidneys are still functioning to some extent.

Our Strategy and Competitive Strengths

Growth Objectives

GOAL 10 is our long-term strategy for sustained growth through 2010. The strategy was implemented in the spring of 2005. Our GOAL 10 objectives, and our annual progress toward achieving those objectives, are as follows:

	Annual Progress												Goal	Outlook
	2004		2005		2006		2007		2008		2009		2010	2010

Revenue ($ million)		$6,228		$6,772		$8,499		$9,720		$10,612		$11,247	$>11,500	>12,000
Annual revenue growth		10%		8%		25%		12%		8%		9%	~6–9%	~7–9%
Share of dialysis market*		12%		13%		16%		16%		16%		17%	~18%
Market volume* ($ in billion)	$	~50	$	~52.5	$	~55	$	~61.5	$	~65	$	~65	$ ~67
Annual net income attributable to FMC-AG & Co. KGaA growth percentage**		21%		17%		24%		25%		14%		9%		7-10%
Compound Annual Growth (Basis 2003)		21%		19%		21%		21%		20%		18%	Low to mid teens

*	Company estimates

**	2005 excluding one-time effects, 2006 excluding one-time effects and FAS 123(R) and 2007 excluding one-time effects

We increased our long-term revenue goals in 2006 mostly as a result of the RCG acquisition in 2006. Our aim now is to generate revenue greater than $11.5 billion by 2010 — $1.5 billion more than originally planned in 2005, and we presently estimate that we will generate revenues in excess of $12 billion in 2010. See Outlook in table above and Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Outlook.” We expect to have an 18% share of the worldwide dialysis market in 2010; we had previously estimated it would be approximately 15%.

Growth Paths

GOAL 10 defines four paths that the Company intends to take in order to perform successfully in a broader spectrum of the global dialysis market and to achieve our growth and profitability objectives:

Path 1: Organic Growth

In the coming years, we intend to achieve an annual organic sales growth in dialysis care of 5% to 6%. To meet this goal, we are further expanding our offer of integrated, innovative treatment concepts such as UltraCare®, Nephro-Care and our recently introduced Protect, Preserve and Prolong (“P3”) comprehensive PD therapy program as well as Cardioprotective Hemodialysis, which uses our Body Composition Monitor to measure patient water levels, a major factor in the cardiovascular health of dialysis patients (see Item 5.C, “Research and Development”) and combining these treatments, for example, with our dialysis drugs. With these measures, we want our portfolio of services to stand out from those of our competitors. In addition, we plan to increase our growth in revenue by opening new dialysis clinics (including 70-80 new clinics annually in the U.S. alone over the next three years) and to further increase the number of patients whose treatments are covered by private health insurance.

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

Path 4: Home Therapies

Around 11% of all dialysis patients perform dialysis at home, principally PD, with the remaining 89% treated in clinics. Still, we aim to achieve a long-term leading global position in the relatively small field of home therapies, including peritoneal dialysis and home hemodialysis. To achieve this goal, we can combine our comprehensive and innovative product portfolio with our expertise in patient care. In 2007 we acquired Renal Solutions, Inc. which owns technology that can be utilized to significantly reduce water volumes used in hemodialysis, an important step in advancing home hemodialysis, and on December 14, 2009, a subsidiary of FMCH entered into an agreement to purchase substantially all the assets of Xcorporeal, Inc. (“Xcorporeal”) and National Quality Care, Inc. (“NQCI”). Xcorporeal, under license from NQCI, has completed functional prototypes of a portable artificial kidney for attended and home dialysis care and has demonstrated a feasibility prototype of a wearable artificial kidney.

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

Our Competitive Strengths

We believe that we are well positioned to meet our strategic objectives. Our competitive strengths include:

Our Leading Market Position

Based on publicly reported sales and number of patients treated, we are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

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

Our Worldwide Manufacturing Facilities

We operate state-of-the-art production facilities in all major regions — North America, Europe, Latin America and Asia Pacific — to meet the demand for our dialysis products, including dialysis machines, dialyzers, and other equipment and disposables. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provides a competitive advantage in manufacturing our products. Our decentralized manufacturing structure adds to our economies of scale by reducing transportation costs.

Dialysis Care

Dialysis Services

We provide dialysis treatment and related laboratory and diagnostic services through our network of 2,553 outpatient dialysis clinics, 1,784 of which are in North America (including Mexico) and 769 of which are in more than 32 countries outside of North America. Our operations within North America generated 81% of our 2009 dialysis care revenue and our operations outside North America generated 19%. Our dialysis clinics are generally concentrated in areas of high population density. In 2009, we acquired a total of 73 existing clinics, opened 118 new clinics and sold or consolidated 26 clinics. The number of patients we treat at our clinics worldwide increased by about 6%, from 184,086 at December 31, 2008 to 195,651 at December 31, 2009. For 2009, dialysis services accounted for 74% of our total revenue.

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

In our North America and International segments, each of our dialysis clinics is under the general supervision of a physician medical director. (see “Patients, Physician and Other Relationships.”) Each dialysis clinic also has an administrator or clinical manager who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses and licensed practical nurses. Our North America clinics also employ patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians, while in some countries within our International segment, the staff also includes technicians, social workers and dieticians.

As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S. These services include administering EPO, a synthetic engineered hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients in the U.S. Revenues from EPO accounted for approximately 21% of our total dialysis care revenue in our North America segment for the year ended December 31, 2009. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc. is the sole manufacturer of EPO in U.S. and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from October 2006 to December 2011. See “— Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoietin (EPO).”

Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient’s residence. (See “— Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of billing for these products and services.) We also make dialysis services available to patients during vacations in resorts and on cruise ships.

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

The manner in which each clinic conducts its business depends, in large part, upon applicable laws, rules and regulations of the jurisdiction in which the clinic is located, as well as our clinical policies. However, a patient’s attending physician, who may be the clinic’s medical director or an unaffiliated physician with staff privileges at the clinic, has medical discretion to prescribe the particular treatment modality and medications for that patient. Similarly, the attending physician has discretion in prescribing particular medical products, although the clinic typically purchases equipment, regardless of brand, in consultation with its medical director. As is generally true in the dialysis industry, at each dialysis facility a small number of physicians often account for all or a significant portion of the patient referral base. An ESRD patient generally seeks treatment at a center that is convenient to the patient and at which the patient’s nephrologist has staff privileges.

In the more than 32 countries outside North America in which we currently operate or manage dialysis clinics we face legal, regulatory and economic environments varying significantly from country to country. These individual environments can affect all aspects of providing dialysis services including our legal status, the extent to which we can provide dialysis services, the way we have to organize these services and the system under which we are reimbursed. (See “— Regulatory and Legal Matters — Reimbursement — International (Including Germany and Other Non-U.S.)” for further discussion of reimbursement.) Our approach to managing this complexity utilizes local management to ensure the strict adherence to the individual country rules and regulations and international functional departments supporting country management with processes and guidelines enabling the delivery of the highest possible quality level of dialysis treatment. We believe that with this bi-level organization we are able to provide superior care to dialysis patients under the varying local frameworks leading to improved patient well-being and to lower social cost.

Fresenius UltraCare® Program

The UltraCare® program of our North America dialysis services group represents our commitment to deliver excellent care to patients through innovative programs, state-of-the art technology, continuous quality improvement and a focus on superior patient service. It combines our latest product technology with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® single use dialyzers are combined with our 2008tm Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. The Ultracare® program also includes an annual training program for staff recertification. In 2008 we launched UltraCare at Hometm which emphasized patient-centered care: offering the full range of treatment modalities coupled with superior customer service for patients desiring care in the home setting.

Laboratory Services

We provide laboratory testing and marketing services in the U.S. through Spectra Laboratories (“Spectra”). Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra, the leading renal clinical laboratory provider in North America, provides testing for dialysis related treatments in its two operating laboratories located in New Jersey and Northern California. During the year ended December 31, 2009, Spectra performed nearly 57 million tests for approximately 158,000 dialysis patients in over 2,300 clinics across the U.S., including clinics that we own or operate.

Acquisitions and Investments

A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire health care businesses, particularly dialysis clinics, on reasonable terms. Worldwide, physicians own many dialysis clinics that are potential acquisition candidates for us. In the U.S., doctors might determine to sell their clinics to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors might determine to sell to us and/or enter into joint ventures or other relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services. Privatization of health care in Eastern Europe and Asia could present additional acquisition opportunities.

During 2009 and 2008, we had total acquisitions and investments of $192 million and $324 million, respectively. Of the total 2009 acquisitions and investments, the cash consideration amounted to approximately $188 million, primarily for acquisitions of dialysis clinics and pharmaceutical licenses. In 2008, the cash consideration amounted to $277 million, approximately $227 million primarily for acquisitions of dialysis clinics and licenses and had an investment in a $50 million loan to Fresenius SE which was repaid on April 30, 2009. We continued to enhance our presence outside the U.S. in 2009 by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics.

Quality Assurance and Quality Management in Dialysis Care

In order to evaluate the quality of our dialysis treatments in our worldwide operations, we make use of quality parameters that are recognized by the dialysis industry, such as hemoglobin values, phosphate levels, Kt/V values (the ratio of treatment length to toxic molecule filtration), albumin levels for assessment of nutritional condition and urea reduction ratio. The number of days a patient spends hospitalized is also an important indicator of treatment quality.

In our European region (includes our EU, European non-EU, Middle East and Africa operations), our quality management activities are primarily focused on comprehensive development and implementation of an Integrated Management System (“IMS”) for quality management. Our goals in this area include not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach results in a IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the quality management system standard offers a highly flexible structure that allows us to adapt to future regulations. The most important of these include, among others, ISO 9001:2000 requirements for quality management systems in combination with the ISO 14001:2004 standard for environmental management systems. Our IMS fulfils the ISO-Norm 9001:2000 requirements for quality management systems and links it with the ISO-Norm 14001:2004 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2003.

Our dialysis clinics’ processes and documentation are continuously inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Newly developed system evaluation methods, allowing simpler performance comparisons, are used to identify additional improvement possibilities. In 2009, we had 8 more employees qualified to carry out audits in accordance with IMS requirements, especially in the nursing care processes. We introduced our IMS system in 35 dialysis clinics in 2009 and increased the portion of our European region clinics that meet the quality management standard of ISO 9001:2000 from 71% to 76%.

Additionally, in 2009 in our European region, we developed the Nephro-Care Excellence Program, which aims to optimize the benefits of our dialysis care for all stakeholders beginning in 2010. Nephro-Care seeks to improve knowledge, performance and satisfaction for our patients, our employees, our shareholders, and the community through the employment of highly skilled and motivated staff, innovative and efficient programs, the use of cutting edge technology, and process of continuing improvement through research and optimisation.

At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2009, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity. In North America, we have received five comprehensive FDA facility inspections at our manufacturing locations over the last two years without a single observation being made. Additionally, our facilities have undergone annual ISO 13485:2003 inspections, maintaining all certifications, with no major non-conformances to the Quality Systems Standard being noted.

Our principal focus of our research and development activities is the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients. See Item 5.C, “Operating and Financial Review and Prospects — Research and Development.”

Sources of U.S. Dialysis Care Net Revenue

The following table provides information for the years ended December 31, 2009, 2008 and 2007 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2009	2008	2007

Medicare ESRD program	50.0%	53.2%	53.2%
Private / alternative payors	41.1%	37.4%	36.5%
Medicaid and other government sources	3.6%	3.8%	4.2%
Hospitals	5.3%	5.6%	6.1%

Total	100.0%	100.0%	100.0%

Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See “Regulatory and Legal Matters — Reimbursement.”

Patient, Physician and Other Relationships

We believe that our success in establishing and maintaining dialysis clinics, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient’s nephrologist has staff privileges. In nearly all our dialysis clinics, local nephrologists act as practitioners. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from nephrologists, hospitals and general practitioners.

Medicare ESRD program reimbursement regulations require that a medical director generally supervise treatment at a dialysis clinic. Generally, the medical director must be board certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. Our medical directors also generally maintain their own private practices. We have entered into written agreements with physicians who serve as medical directors in our clinics. In North America these agreements generally have an initial term between 5 to 10 years. The compensation of our medical directors and other contracted physicians is negotiated individually and depends in general on local factors such as competition, the professional qualification of the physician, their experience and their tasks as well as the size and the offered services of the clinic. The total annual compensation of the medical directors and the other contracted physicians is stipulated at least one year in advance and the medical directors agree to seek to continue to improve efficiency and quality. We believe that the compensation of our medical directors is in line with the market.

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

Competition

Dialysis Services.  Our largest competitors in the North America segment are DaVita, Inc., Dialysis Clinic Inc., Renal Advantage Inc. and Diversified Specialty Institutes, Inc. and, in our International segment, our largest competitors are Diaverum (formerly the non-U.S. dialysis services business of Gambro AB) and Kuratorium für Heimdialyse in Europe, Show-Kai and Asia Renal Care in Asia Pacific, and Diaverum and Baxter International Inc. in Latin America. Ownership of dialysis clinics in the U.S. is concentrated, consisting of a large number of company-owned clinic providers, each owning 10 or fewer clinics and a small number of larger company-owned, multi-clinic providers who own the majority of U.S. clinics, of which we are the largest. Over the last decade the dialysis industry has been characterized by ongoing consolidations. In December 2008, Renal Advantage Inc., the fourth largest provider of dialysis services in the United States, acquired National Renal Alliance, LLC, the tenth largest provider of dialysis services in the United States. Internationally, the dialysis services market is much more fragmented, with a higher degree of public ownership in many countries.

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

Dialysis Products

Based on internal estimates prepared using our MCS, publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in over 115 countries. Most of our customers are dialysis clinics. For the year 2009, dialysis products accounted for 26% of our total revenue.

We produce a wide range of machines and disposables for hemodialysis (“HD”), peritoneal (“PD”) and acute dialysis:

•	HD machines and PD cyclers

•	Dialyzers, our largest product group

•	PD solutions in flexible bags

•	HD concentrates, solutions and granulates

•	Bloodlines

•	Systems for water treatment

Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including specific instruments for vascular access as well as other supplies, such as bandages, clamps and injections. We also include our PhosLo® and Venofer® iron products, and other renal pharmaceutical products business as part of our dialysis product revenues.

The three largest manufacturers of dialysis products accounted for almost 70% of the worldwide market in 2009. As the market leader in this segment, we had approximately 32% of the market share.

In 2009 in the U.S., our largest business region, our market share for dialyzers and dialysis machines exceeded 75% of the independent market, which is defined as all dialysis clinics not belonging to a major U.S.-wide company-owned clinic provider. We manufactured approximately 80% of all dialysis machines installed in dialysis clinics and centers and we manufactured more than 90% of all new machines purchased. Our second largest sales market for newly sold hemodialysis machines in 2009 was China, where we supplied more than 2,700 units. We produced over 45% of all hemodialysis machines currently used in China. The annual growth rate for product sales in China is estimated as high as 20% for some product segments.

Overview

The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and other dialysis products.

	Year Ended December 31,
	2009		2008		2007
	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total
	(in millions)

Hemodialysis Products	$2,263.2	78	$2,291.9	80	$2,007.5	80
Peritoneal Dialysis Products	320.2	11	345.5	12	326.7	13
Other	313.8	11	237.4	8	173.1	7

Total	$2,897.2	100	$2,874.8	100	$2,507.3	100

Hemodialysis Products

We offer a comprehensive hemodialysis product line, including HD machines, modular components for dialysis machines, polysulfone dialyzers, bloodlines, HD solutions and concentrates, needles, connectors, machines for water treatment, data administration systems and dialysis chairs. We also include our PhosLo® and Venofer® iron products, and other renal drug products as part of our dialysis product revenues. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.

Dialysis Machines.  We sell our 4008 Series and Series 5008 dialysis machines in our International segment. In North America, we sell our 2008® Series machines, modeled on the 4008 Series. The 4008/2008 series is the most widely sold machine for hemodialysis treatment. In our International segment in 2009, we introduced our 4008S classic machine which is a basic dialysis machine for performing conventional HD treatments with limited therapy options for budget-focused customers. Following the successful launch of the 5008 series in 2005, we concentrated on the continued improvement of the reliable operation of our model 5008 dialysis machine in clinical use and under increasingly varied conditions in international applications during 2009. These efforts for improvement have taken into account considerable feedback from our own dialysis clinics as well as from other customers while focusing on therapeutic, technical, and economic aspects of the machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and is offering the most efficient therapy modality, Online-Hemodiafilitration, as a standard feature. Significant advances in the field of electronics enables highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces.

Our dialysis machines offer the following features and advantages:

•	Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

•	Proven hydraulic systems, providing reliable operation and servicing flexibility;

•	Compatibility with all manufacturers’ dialyzers and a variety of bloodlines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements and specialized modules that provide monitoring and response capability for selected biophysical patient parameters, such as body temperature and relative blood volume. Modular design also allows upgrading through module substitution without replacing the entire machine;

•	Sophisticated microprocessor controls, touchscreen interfaces, displays and/or readout panels that are adaptable to local language requirements;

•	Battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	Online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance Monitoring, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	In the series 5008 and 4008H, the most efficient therapy mode Online-Hemodiafilitration as standard;

•	Online data collection capabilities and computer interfacing with our TDMS and/or FDS08 systems. Our systems enable us to:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network;

—	enter nursing records automatically at bedside;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.

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

Peritoneal Dialysis Products

We offer a full line of peritoneal dialysis systems and solutions which include both continuous ambulatory peritoneal dialysis (CAPD) and continuous cycling peritoneal dialysis (CCPD) also called automated peritoneal dialysis (APD). In 2008, we introduced our Body Composition Monitor for home dialysis, which determines a patient’s body composition (water, body mass and fat) which assesses a patient’s hydration state to assist in determining the patient’s therapy. See Item 5.C, “Operating and Financial Review and Prospects — Research and Development.”

CAPD Therapy:  We manufacture both systems and solutions for CAPD therapy. Our product range offers the following advantages for patients including:

•	Fewer possibilities for touch contamination. Our unique PIN and DISC technology was designed to reduce the number of steps in the fluid exchange process and by doing so has lessened the risk of infection, particularly in the disconnection step in which the patient connector is closed automatically without the need for manual intervention.

•	Improved biocompatibility. Our new balance and bicaVera® solutions are pH neutral and have very low glucose degradation products providing greater protection for the peritoneal membrane.

•	Environmentally friendly material: Our stay•safe® system is made of Biofine®, a material, developed by Fresenius, which upon combustion is reduced to carbon dioxide and water and does not contain any plasticizers.

APD Therapy:  We have been at the forefront of the development of automated peritoneal dialysis machines since 1980. APD therapy differs from that of CAPD in that fluid is infused into the patient’s peritoneal cavity while they sleep. The effectiveness of the therapy is dependant on the dwell time, the composition of the solution used, the volume of solution and the time of the treatment, usually 8-10 hours. APD offers a number of benefits to patients:

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

Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. Our APD equipment product line includes:

•	sleep•safe: The sleep•safe machine has been used since 1999. It has automated connection technology thus further reducing the risk on touch contamination. Another key safety feature is the barcode recognition system for the types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of infants.

•	North American cycler portfolio: This includes: (a) the new Liberty® cycler introduced in 2008 incorporating many new operational and safety features with an innovative piston driven pumping cassette design, (b) the Freedom® and 90/2® cyclers for pediatric and acute markets, (c) the Freedom® Cycler PD+ with IQ cardtm and (d) the Newton IQ® Cycler. The credit card-sized IQcardtm can provide actual treatment details and results for compliance monitoring to the physician and, when used with the Newton IQtm Cycler, can upload the patient’s prescription into the machine. The Newton IQtm Cycler also pumps waste dialysate directly into a receptacle.

•	Patient Management Software: We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, Pack-PD® and Finesse®. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.

Renal Pharmaceuticals

We acquired the rights to PhosLo® from Nabi Pharmaceuticals in November 2006. During 2007, we submitted an application to the U.S. FDA to extend the PhosLo® label indication to pre-dialysis patients with chronic kidney disease. We also applied for approval of PhosLo® in selected European countries and of OsvaRen, another phosphate binder that supports bone health, in most EU member states. In October 2008, a competitor’s generic phosphate binder that competes with PhosLo® was introduced in the U.S. market. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2009 Compared to Year Ended December 31, 2008.” In October 2009, we launched a competing authorized generic version of the PhosLo® existing gelcap formulation in the U.S. In July 2009, a new drug application for the liquid formulation of PhosLo® was submitted to the FDA.

In July 2008, we entered into two separate and independent license and distribution agreements, one for the U.S. (with Galenica Ltd. and Luitpold Pharmaceuticals Inc.) and one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG), to market and distribute intravenous iron products, such as Venofer® and Ferinject®. Both drugs are used to treat iron deficiency anemia experienced by dialysis patients. Venofer® is the leading intravenous iron product worldwide. The agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1st, 2009. In North America, a separate license agreement effective November 1, 2009 provides our subsidiary FUSA Manufacturing Inc. (“FMI”) with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FMI similar rights for Ferinject® (ferric carboxymaltose), a proposed new intravenous iron medication currently under clinical study in the U.S. The U.S. license agreement has a term of ten years and includes FMI extension options. The international agreement has a term of 20 years. For additional information regarding the terms of the license, see Note 7 of the Notes to Consolidated Financial Statements, “Intangible Assets and Goodwill — Intangible Assets: License and Distribution Agreements.”

Our dialysis services include administering EPO, a synthetic engineered hormone used to treat anemia in ESRD patients. We purchase EPO under a multi year contract with Amgen, Inc., the sole U.S. manufacturer (see “Dialysis Care — Dialysis Services” above and “— Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoietin (EPO)” below).

We estimate that the worldwide market for dialysis drugs (excluding erythropoietin stimulating agents, such as EPO) in 2009 was more than $2.5 billion. As part of our horizontal expansion growth path, we intend to continue to integrate the use of dialysis drugs with our existing product technology, dialysis treatment and laboratory services.

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

In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From these central warehouses, we distribute our dialysis products to regional warehouses. We distribute peritoneal dialysis products to the patient at home, and ship hemodialysis products directly to dialysis clinics and other customers. Local sales forces, independent distributors, dealers and sales agents sell all our products. In the U.S., products are sold at the customer’s request.

In January 2009, we consolidated our German warehouses in Gernsheim and Darmstadt into the new central distribution center in Biebesheim. All warehouse activities and business have been transferred, resulting in one distribution center servicing customers in more than 140 countries worldwide. Through this consolidation, we have been able to increase service level, quality and responsiveness on customer demands, as well as decreased stock levels and lower costs.

We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products. We provide training sessions on our equipment at our facilities in Schweinfurt, Germany, Waukegan, Illinois, Coppell, Texas and Manila, Philippines and we also maintain regional service centers that are responsible for day-to-day international service support.

Manufacturing Operations

We operate state-of-the-art production facilities worldwide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, mixes, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. Our strategically located production and distribution centers help to reduce transport costs. We are using our facilities in

St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing. For example, in St. Wendel we developed in-house an automatic bundling machine for processing polysulfone fibers. The machine automatically carries out all steps required to convert hollow fibers for dialyzer production and to create bundles with a fixed number of fibers — the core of the dialyzer. We integrated the first automatic bundling machine into production in 2008 and three additional machines are scheduled to enter into service in 2010.

We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France, Vrsac, Serbia and Inukai and Buzen, Japan facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. At our Ogden, Utah facilities, we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide, including Italy, Great Britain, Spain, Turkey, Serbia, Morocco, Argentina, Brazil, Columbia, Australia, Germany, Canada, Mexico and the U.S. Our PD products are manufactured in North America, Europe, Latin America, and Asia, with two of our largest plants for production of PD products in Germany and the U.S. Our plant in Reynosa, Mexico is the world’s largest (by volume) bloodline manufacturing facility. In 2009, our facility in Jiangsu, China, which produces bloodlines, received approval from health authorities to produce peritoneal dialysis solutions, and we are in a position to start the second and final phase of the process for obtaining pharmaceutical and medical product approval. We are also pursing the approval process for manufacture of hemodialysis concentrate and dialyzers in Jiangsu. Our facilities are inspected on a regular basis by national and/or international authorities.

We estimate that in 2009, we supplied approximately 45% of global dialyzer production. To meet the ever-growing demand for dialyzers from Fresenius Medical Care, we have just completed a €38 million expansion of our production capacity for FX-class premium dialyzers in Germany. With this investment, our installed dialyzer capacity has increased by 40% from 25 million to 35 million F- and FX-class dialyzers. We have also expanded our dialyzer production capacities in the U.S. (Ogden, Utah), from 32 million to 37 million, and a new assembly line scheduled to commence production in 2010 will further increase capacity to approximately 45 million dialyzers. In the coming years, our Ogden site will implement two additional production lines for polysulfone fiber bundles.

We estimate that we manufactured approximately 55% of all hemodialysis machines sold worldwide in 2009. Due to strong demand for our dialysis machines, we kept our production for these machines for the U.S. market on the increased level of 2008. In 2009, production of series 5008 machines for our International segment rose by 10.6% compared to 2008, due to new sales of the series 5008 machines as well as replacement sales for the series 4008 machines although total machine sales were lower than the previous year.

We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. The pressure, temperature and time required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. In North America, we are gearing our manufacturing processes to the “Lean Six Sigma” management system which is also utilized in our Schweinfurt facility. The focus of Lean Six Sigma is to achieve a very low error rate which would result in better quality production results while shortening the time it takes to manufacture our products. IMS fulfills ISO 9001:2000 requirements for quality control systems in combination with the ISO norm 14001:2004 for environmental control systems. At the same time, IMS conforms to the requirements for medical devices of ISO norm 13485:2003. We have implemented our IMS in all our European production sites. (see also Item 4. Regulatory and Legal Matters — Facilities and Operational Regulations.)

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

We continually seek to improve our production processes for environmental compatibility, which frequently generates cost savings. In 2009, we rolled out the efficiency initiative “Energy squeeze” in our main European production plants. The target is to save annually 5% of energy consumption. We have rolled out the integrated software solution e-con 5 for management of eco-controlling data, the aim being to reduce the working time effort while increasing the data quality and possibilities for data analysis at the place of origin.

In our dialysis facilities, we establish, depending on the facility and situation concerned, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Improvements are implemented on a site-by-site basis after evaluation of the site’s performance. More than 200 of our European region dialysis clinics are now certified according to the environmental management standard ISO 14001-2004. Our European region dialysis clinics participate also in the Corporate Environmental Program, the purpose of which is to improve environmental awareness and ecological efficiency, comply with new environmental regulations, and expand the number of ISO 14001-2004 certified clinics. In our North America dialysis clinics, we have been able to reduce fresh water consumption by one third by means of a new system of production of purified water and to reduce electricity consumption, and have implemented recycling programs for corrugated materials and hemodialysis machines. Use of heat exchangers enables us to obtain residual heat from water used for industrial purposes, which we use to heat fresh water used for dialysis treatment. Our clinics in North America commenced a reusable sharp containers program in 2009. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste.

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

New Product Introductions

The field of dialysis products is mainly characterized by constant development and refinement of existing product groups and less by break-through innovations. In 2009, we continued to expand our activities in the field of ONLINE HDF with the introduction of MIXED HDF, which tailors dialysis treatment even more precisely to individual patient needs. We also introduced the 4008S classic hemodialysis machine in the International market and obtained FDA approval for the 2008T hemodialysis machine for the U.S. market, which we expect to launch in 2010. In addition, we continued research to further improve treatment quality both in the clinical and home environment. We have continued to launch the Body Composition Monitor (“BCM”) in additional markets and are continuing to research ways to reduce water consumption per treatment. Actual expenditures on research and development in 2009 were $94 million (see Item 5.C, “Operating and Financial Review and Prospects — Research and Development”).

Patents and Licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in about 2,700 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our in line sterilization method for in line sterilized medical devices. The generation of DiaSafeplus® filters and FX® dialyzers are also the subject of patents and pending patent applications.

The connector-container system for our biBag bicarbonate concentrate powder container for the 4008 dialysis equipment series has been patented in the United States, Norway, Finland, Japan and Europe. The German part of the European patent has been the subject of invalidity proceedings. A final court decision in 2009 confirmed the validity of the patent. For additional information regarding patent infringement claims made against us, see Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings — Commercial Litigation.”

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

One of Fresenius Medical Care AG & Co. KGaA’s more significant patents, the in-line sterilization method patent, will expire in 2010 in Germany, the United States and other countries. The patent for the 4008 biBag connector expires in 2013 in Germany, the United States, and other countries. The dates given represent the maximum patent life of the corresponding patents. Our patent for the polysulfone hollow fiber has expired. We believe that even after expiration of patents, our proprietary know how for the manufacture of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgrade products will continue to constitute a competitive advantage. In addition, multiple new applications have been filed for our next generation 2008® hemodialysis machine to be introduced in North America in the near future.

For peritoneal dialysis, Fresenius Medical Care AG & Co. KGaA holds protective rights for our polyolefine film, Biofine®, which is suitable for packaging intravenous and peritoneal dialysis fluids. This film is currently used only in non-U.S. markets. Patents have been granted in Australia, Brazil, Canada, Germany, Europe, South Korea, Belarus and the United States. A Japanese patent was revoked as a result of opposition proceedings. A further patent family describes a special film for a peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. These patents have been granted in Brazil, Europe, Germany, Japan, South Korea and the United States. However, proceedings against the registration of this patent are currently pending in Europe. A series of patents covering tubing sets for peritoneal dialysis expire in 2010 and 2012 in the United States.

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

Trademarks

Our principal trademarks are the name “Fresenius” and the “F” logo, for which we hold a perpetual, royalty-free license from Fresenius SE the sole stockholder of our general partner (see Item 7.B, “Related Party Transactions — Trademarks”).

Competition

The markets in which we sell our dialysis products are highly competitive. Our competitors in the sale of hemodialysis and peritoneal dialysis products include Gambro AB, Baxter International Inc., Asahi Kasei Kuraray Medical Co. Ltd., Bellco S.r.l., B. Braun Melsungen AG, Nipro Corporation Ltd., Nikkiso Co., Ltd., NxStage Medical, Inc., Terumo Corporation, Kawasumi Laboratories Inc., Fuso Pharmaceuticals Industries Ltd., and Toray Industries, Inc.

Risk Management

We see risk management as the ongoing task of assessing, analyzing and evaluating the spectrum of possible and actual developments and, if necessary, taking corrective measures. Our far-reaching risk management system enables management to identify and reduce risks that could threaten our going concern or growth at an early stage and minimize their impact as much as possible.

Risk management is part of our integrated management information system and is based upon group-wide controlling as well as an internal monitoring system. Regional monitoring systems form the backbone of our risk management system and watch over all inherent industry- and market-specific risks. Our management board receives status reports from the responsible risk managers twice yearly and immediate information regarding anticipated risks as the information is developed. These reports include qualitative and quantitative appraisals of the likelihood of risks that have been identified as potentially harmful to us as well as the potential extent of damage.

Efficient reporting is essential for controlling and monitoring risks as well as for taking preventative measures. Management receives information on a monthly and quarterly basis about the state of the health care industry and our operative and non-operative business, as well as analyses of our asset, financial and earnings position.

Our risk management system is strengthened by the internal audit department. The department operates in compliance with the Institute of Internal Auditors (IIA) standards and is independent of the regions. Annual worldwide audit assignments are selected based on a risk assessment model. The audit plan is reviewed by the Management Board and approved by the Audit and Corporate Governance Committee of the Supervisory Board. This plan includes financial audits of individual units as well as full-scope audits of all business processes of a subsidiary or business unit. The audit reports are sent to the Management Board and our external auditor. The internal audit department also monitors the implementation of measures documented in the audit reports. The Management Board is regularly informed about the implementation status. In addition, the Audit and Corporate Governance Committee of the Supervisory Board is informed about the audit results.

As of May 2009, we are subject to the “German Act on the Modernisation of Accounting Law (“BilMoG”). The act contains a number of provisions intended to enhance and improve the corporate governance of companies participating in the capital markets. Management has taken BilMoG as an opportunity for additional review and, if necessary, improvement of the existing internal reporting and control processes.

As a company required to file reports under the Securities Exchange Act of 1934, we are subject to the provisions of the Sarbanes-Oxley Act of 2002. For further information on this requirement, see Items 15.A. and 15.B, “Disclosure Controls and Procedures” and “Management’s annual report on internal control over financial reporting.”

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

Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

•	failure to receive required licenses, certifications or other approvals for new facilities or products or significant delays in such receipt;

•	complete or partial loss of various federal certifications, licenses, or other permits required under the laws of any state or other governmental authority by withdrawal, revocation, suspension, or termination or restrictions of such certificates and licenses by the imposition of additional requirements or conditions, or the initiation of proceedings possibly leading to such restrictions or the partial or complete loss of the required certificates, licenses or permits;

•	a non-appealable finding of material violations of U.S. fraud and abuse laws; and

•	changes resulting from health care reform or other government actions that reduce reimbursement or reduce or eliminate coverage for particular services we provide.

We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “Anti-Kickback Statute”, the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the “Stark Law”, U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996 that protect the privacy and security of patient medical records and prohibit inducements to patients to select a particular health care provider, commonly known as “HIPAA”, and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the health care industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to health care laws that may create further restrictions.

We maintain a comprehensive worldwide compliance program under the overall supervision of our general partner’s Member of the Management Board responsible for Legal, who is also our general counsel and chief compliance officer. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures, provisions for anonymous reporting of violations of applicable laws or Company policies and periodic internal audits of our compliance procedures. Nevertheless, we operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees, deliberately or inadvertently, were to submit inadequate or false billings to any federally-funded health care program, or engage in impermissible conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute or the False Claims Act, among other laws. See Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings — Other Litigation and Potential Exposures.”

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

Some of our products — including our peritoneal dialysis solutions, PhosLo®, and Venofer® — are designated as drugs by the FDA and, as such, are subject to additional regulation under the Food, Drug, and Cosmetic Act of 1938, as amended. Many of these requirements are similar to those for devices. Thus, we are required to register with the FDA and are required to comply with regulatory requirements regarding drug manufacturing, labeling, distribution, and recordkeeping. Our drug products must be manufactured in accordance with cGMP (21 C.F.R. Part 211), and we are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations. In addition, as with our medical devices, our drug products must satisfy mandatory procedures and safety and efficacy requirements in order to market the products and the FDA prohibits us from promoting a pharmaceutical product for unapproved indications. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed above with respect to medical devices.

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

The provisions of the German Drug Law are comparable with the legal standards in other European countries. As in many other countries, the AMG provides that in principle a medicinal product may only be placed on the market if it has been granted a corresponding marketing authorization. Such marketing authorization is granted by the competent licensing authorities only if the quality, efficacy and safety of the medicinal product has been scientifically proven. Medicinal products marketed on the basis of a corresponding marketing authorization are subject to ongoing control by the competent authorities. The marketing authorization may also be subsequently restricted or made subject to specific requirements. It may be withdrawn or revoked if there was a reason for the refusal of the marketing authorization upon its grant or such a reason arises subsequently, or if the medicinal product is not an effective therapy or its therapeutic effect has been insufficiently proven according to the relevant state of scientific knowledge. Such a reason for refusal is, inter alia, found to exist if there is a well-founded suspicion that the medicinal product has not been sufficiently examined in accordance with the current state of scientific knowledge, that the medicinal product does not show the appropriate quality, or that the medicinal product, when properly used as intended, produces detrimental effects going beyond the extent justifiable according to the current state of knowledge of medicinal science. The marketing authorization can also be withdrawn or revoked in the case of incorrect or incomplete information supplied in the authorization documents, if the quality checks prescribed for the medicinal product were insufficient or have not been sufficiently carried out, or if the withdrawal or revocation is required to comply with a decision made by the European Commission or the Council of the European Union. Instead of a withdrawal or revocation, the suspension of the marketing authorization may be ordered for a limited period.

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

International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission and the International Conference on Harmonization of Technical Requirements for Human Use (“ICH”). In particular, the Pharmaceutical Inspection Co-operation Scheme (“PIC/S”) an international treaty, contains rules binding many countries in which medicinal products are manufactured. Among other things, the European Commission, PIC/S, ICH, a.s.o. establish requirements for GMP which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2000 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which is more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

Medical Devices.  In the past, medical devices were subject to less stringent regulation than medicinal products in some countries. In the last decade, however, statutory requirements have been increased. In the EU, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area (“EEA”), as well as all future accession states: (1) Directive 90/385/EEC of 20 June 1990 relating to active implantable medical devices (“AIMDs”), as last amended (“AIMD Directive”), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended (“MD Directive”), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended (“IVD Directive”). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. With regard to the MD Directive, the Commission submitted an amendment, 2007/47/EC, intended to achieve improvements, for instance in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. Member States had to incorporate the new Directive into national law by December 31, 2008 and all manufacturers must come into compliance by March 21, 2010. We will be in compliance as of March 21, 2010.

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

The Environmental Management System (“EMS”) based on ISO 14001:2004 has been established in the main production plants and in a high number of dialysis clinics in the European region. Compliance with environmental regulations is an essential corporate requirement of the EMS. Internal and external audits are organized and performed to ensure that these corporate requirements are annually evaluated.

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

The Medicare program is the largest single source of dialysis services revenues from dialysis treatment. For example, in 2009, approximately 54% of North America dialysis services revenues resulted from Medicare’s ESRD program. As a preliminary matter, in order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. New conditions for coverage became effective in October of 2008, with the exception of two provisions relating to physical environment and infection control which became effective in February of 2009. We believe we have made the necessary modifications to meet these new requirements.

Certain products and services delivered by our dialysis centers are reimbursed by the Medicare program in accordance with a “basic case-mix adjusted prospective payment system,” which provides a fixed payment for each dialysis treatment, comprised of a composite rate component, a drug add-on adjustment component, case-mix adjustments and a regional wage index adjustment. The payment rates under this system are now subject to adjustment from time to time through changes in the Medicare statute (in the case of basic services included in the “composite rate”) or through annual adjustments (in the case of a portion of the payment referred to as the drug add-on, case-mix and wage index adjustments).

For calendar year 2009, CMS set the drug add-on adjustment at $20.33 per treatment, or 15.2% of the total per-treatment composite payment. For 2010, CMS kept the drug add-on amount constant at $20.33 per treatment, while it increased the base portion of the composite rate by 1% pursuant to the requirement in the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”). As a result, the drug add-on amount, constant in dollar terms, declined to 15% of the total per-treatment payment in 2010. The base portion of the composite rate, unlike many other payment rates in Medicare, has not been automatically updated each year. As a result, this portion of the composite payment rate has not received an annual update in the absence of a statutory change. In MIPPA, Congress provided for a 1.0% increase in the base portion of the composite rate in each of 2009 and 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. Thus, in 2009, all facilities were paid at the 2008 independent facility rate increased by 1.0%.

For 2010, the base composite rate is $135.15 for both independent and hospital-based facilities, an increase of 1.0% from the 2009 rate. CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSA”) and those based on new core-based statistical areas (“CBSA”) used in 2008. For 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities will henceforth be paid according to the CBSA rate. For 2010, CMS reduced the wage index floor from 0.70 to 0.65.

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

Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected. For a discussion of the rules proposed by CMS to implement recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” by January 1, 2011, see “— Erythropoietin stimulating agents,” below.

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

Medicaid Rebate Program and Other Government Drug Pricing Program Requirements. Manufacturers of drugs that are covered by the Medicaid program or that are reimbursed by Part B of the Medicare program are subject to various price determination and reporting requirements under federal statutes, including the Medicaid and Medicare statutes as well as the Public Health Service Act (“PHSA”) and the Veterans Health Care Act (“VHCA”). Compliance with the Medicaid rebate statute, the VHCA, the Medicare statute, and Section 340B of the PHSA requires us to calculate and/or report a number of different pricing metrics (e.g., Average Manufacturer Price (“AMP”), Best Price (“BP”), Average Sales Price (“ASP”), Federal Ceiling Price (“FCP”), non-federal average manufacturer price (“Non-FAMP”), and 340B ceiling price) to federal authorities responsible for monitoring and enforcing drug manufacturer compliance with federal law and policy.

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

Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our pharmaceutical products that are reimbursed by those programs. Rebate calculations are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current average manufacturer price and best price for our pharmaceutical products. The Veterans Health Care Act of 1992 imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than a Federal Ceiling Price determined by applying a statutory discount to the AMP charged to non-federal customers (a pricing metric referred to as “Non-FAMP”). Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the ASP charged by the manufacturer to purchasers of the drug, additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program. Since Venofer® is a Part B drug (i.e., one ordinarily administered incident to a physician service), we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our labeler code, and reporting it to the CMS. We are subject to specific ASP reporting obligations with respect to our Venofer® sales under a consent order issued by the Federal Trade Commission in October 2008 (FTC File No. 081-0146). We anticipate that the new expanded bundled ESRD reimbursement system will replace ASP-based drug reimbursement for dialysis products as the new system is implemented starting in 2011.

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

Erythropoietin stimulating agents.  ESAs, including Epogen® and Aranesp® are used for anemia management of patients with renal disease. The administration of ESAs is separately billable under the Medicare program, and accounted for 21% of our 2009 North America segment dialysis care revenues.

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

Any of the following changes relating to ESAs could adversely affect our business, and results of operations, possibly materially:

•	future changes in the ESA reimbursement methodology and/or rate;

•	a material reduction in the typical dosage per administration; or

•	increases in the cost of ESAs without offsetting increases in the ESA reimbursement rate.

•	reduction by the manufacturer of ESAs of the amount of overfill in the ESA vials

With the enactment of MIPPA, in 2008 Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. MIPPA requires CMS to implement by January 1, 2011 a bundled ESRD payment system under which CMS will reimburse dialysis facilities with a single payment for (i) all items and services included in the composite rate, (ii) all ESAs and other pharmaceuticals (other drugs and biologicals, other than vaccines) furnished to the patients that were previously reimbursed separately, (iii) diagnostic laboratory tests and (iv) other services furnished to individuals for the treatment of ESRD. The initial bundled reimbursement rate will be set based on 98% of estimated 2011 Medicare program costs of dialysis care as calculated under the current reimbursement system using the lowest per patient utilization data from 2007, 2008 or 2009 for all Medicare beneficiaries. The bundled payment will be subject to case mix adjustments that may take into account individual patient characteristics (e.g., age, weight, body mass) and co-morbidities. Payments will also be adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities and (iii) such other adjustments as the Secretary of HHS deems appropriate. Beginning in 2012, the bundled payment amount will be subject to annual increases based on increases in the costs of a “market basket” of dialysis items and services to be determined by HHS minus 1%. MIPPA requires CMS to implement pay-for-performance standards, effective in 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%. Facility quality standards are expected to be limited at the outset to measures of anemia management and hemodialysis adequacy and facility performance scores will be made available to the public. The bundled system will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers may elect in November 2010 to become fully subject to the new system starting in January 2011. MIPPA extends the authority of specialized Medicare Advantage (“MA”) plans to target enrollment to certain populations through December 31, 2010 and revises definitions, care management requirements and quality reporting standards for all specialized plans. On September 29, 2009, CMS published a proposed rule implementing the case-mix adjusted bundled prospective payment system (“PPS”) for ESRD dialysis facilities in accordance with MIPPA. If implemented in its current form, the provisions of the proposed rule relating to case mix and transition adjustments would result in reimbursement reductions. The proposed rule, if adopted without further changes, would fail to provide adequate funding for ESRD facilities’ delivery of oral ESRD medications currently covered under Medicare Part D and would not adequately address the coordination of secondary insurance coverage. While it is clear that the expanded ESRD bundled payment system will materially affect how the Company is paid for pharmaceuticals and other items and services, the Company cannot estimate the overall effect of the new system on its business until adoption of the final CMS regulations.

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

Possible Changes in Statutes or Regulations.  Further legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See Item 3, “Risk Factors — Risks Relating to Litigation and Regulatory Matters — Proposals for health care reform could decrease our revenues and operating profit,” and “— Health Care Reform” below.

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

In the major European and British Commonwealth countries, health care systems are generally based on one of two models. The German model, the “Bismarck system”, is based on mandatory employer and employee contributions dedicated to health care financing. The British model, the “Beveridge system”, provides a national health care system funded by taxes. Within these systems, provision for the treatment of dialysis has been made either through allocation of a national budget or a billing system reimbursing on a fee-for-service basis. The health care systems of countries such as Japan, France, Belgium, Austria, Czech Republic, Poland, Hungary, Turkey and the Netherlands are based on the Bismarck-type system. Countries like Canada, Denmark, Finland, Portugal, Sweden, Taiwan and Italy established their national health services using the Beveridge-type system. For information on the distribution of clinic ownership in various countries in which we operate, see “Renal Industry Overview — Dialysis Treatment Options for ESRD,” above.

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

In 2008, the Portuguese Ministry of Health and Anadial, the national association of privately run dialysis centers, agreed on a new reimbursement model for ambulatory care to hemodialysis patients in Portugal. The new model “Comprehensive Price Payment” is an integrated and quality-driven approach that bundles a variety of dialysis related services and products. It requires the implementation and functioning of an integrated disease management model in order to achieve, simultaneously, health benefits, quality improvement and system rationalization. The “Comprehensive Price Payment” model includes all necessary dialysis services, the deployment of dialysis-related products, laboratory services and other complementary medical tests and the administration of renal drugs for anemia management, bone management, blood pressure and cardiovascular control as well as vitamins. The new reimbursement structure provides for a quality oriented flat-rate payment of a national reimbursement rate per week per patient. The main characteristic is that the amount of this reimbursement will directly depend on the fulfillment of certain treatment results and quality control parameters with the dialysis services provided. The therapeutic goals include, among others, the adequacy of dialysis, targets for hemoglobin levels, bone metabolism status, water quality as well as outcome measures such as mortality rate and hospitalization days. These goals mirror the good practices guidelines, both national and international, for dialysis care to patients, which will serve as support for contractual monitoring. The establishment of auditing, information, monitoring, attendance and evaluation mechanisms is a pre-requisite for a participating dialysis provider. We treat approximately 4,200 patients in 34 dialysis clinics in Portugal. Under the new model, our reimbursement rate (including reimbursement for additional services that we provide as part of the new flat rate) has increased by approximately 50%.

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

The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the health care sector. The Office of the Inspector General of HHS (“OIG”), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements between physicians and service providers that may violate fraud and abuse laws. In its most recent Work Plan for Fiscal Year 2010, the OIG has scheduled several ESRD-related audits in the coming year on: (i) the extent to which ambulance services are used to transport ESRD beneficiaries to and from dialysis facilities; (ii) Medicare payments for selected ESRD drugs; and (iii) whether a dialysis facility’s dosing guidelines (to the extent a facility adopts dosing guidelines) for erythopoiesis-stimulating agents adhere to FDA labelling recommendations.

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

False Claims Act and Related Criminal Provisions

The federal False Claims Act (the “False Claims Act”) imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Under the interpretation of certain courts, claims submitted for services furnished in violation of the Anti-Kickback Statute or Stark Law could also violate the False Claims Act. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of 15-30% of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. The False Claims Act generally provides for the imposition of civil penalties of $5,000 to $10,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages. Effective, January 1, 2007, section 1909 of the Social Security Act (enacted by section 6031 of the Deficit Reduction Act of 2005) provides a financial incentive for states to enact false claims acts that establish liability to the state for the submission of false or fraudulent claims to the state’s Medicaid program. If a state false claims act is determined to meet certain enumerated requirements, the state is entitled to an increase in the amounts recovered under a state action brought under such law. The OIG, in consultation with the Attorney General of the United States and the Department of Justice, determines whether a state false claims act meets these enumerated requirements to qualify for the added financial incentive. As of December 2009, the OIG reviewed and approved state false claims acts promulgated by California, Georgia, Hawaii, Illinois, Indiana, Massachusetts, Nevada, New York, Rhode Island, Tennessee, Texas, Virginia, and Wisconsin.

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

Many U.S. states also have enacted state health care privacy and data security breach laws governing patient information, medical records and personal information, including sensitive information such as financial and identity data. The HIPAA Privacy Rule establishes a minimum U.S. federal standard for protecting privacy and preempts all contrary U.S. state privacy laws. The Privacy Rule does not, however, preempt U.S. state privacy laws that are more stringent or more protective. In such instances, we would need to comply with the U.S. state privacy law. In addition, almost all U.S. states now regulate data breaches (unless the data is effectively encrypted) by requiring burdensome reporting and notification requirements, with significant financial penalties for noncompliance.

The Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), pursuant to the American Recovery and Reinvestment Act of 2009 (“ARRA”), makes sweeping changes to the health information privacy and security regulations of HIPAA by expanding the scope and application of the statute. These changes include, among other things, (i) establishing an affirmative obligation to provide patient data breach notification in the event of the unauthorized acquisition, access, use or disclosure of unsecured protected health information (“PHI”); (ii) defining the “minimum necessary” information that a covered entity may use, disclose or request in the event the disclosure of a limited data set (partially de-identified data) is insufficient to accomplish the appropriate objectives; (iii) restricting the use of PHI for marketing purposes (expanding definition of marketing activities requiring authorization); (iv) prohibiting the sale of PHI; (v) establishing an affirmative obligation to provide an accounting of disclosures made for payment, treatment and health care operations (up to 3 years); (vi) permitting individual requests to restrict disclosure in certain circumstances; (vii) applying the privacy and security rules to business associates; and (viii) limiting application of the amendments to personal health records (PHR) vendors. The U.S. government has promulgated interim final regulations, effective September 23, 2009, that address the obligation to provide patient data breach notifications, which subjects the Company to additional administrative requirements in the U.S. The U.S. government has stated, however, that sanctions would not be imposed for the failure to provide the required notifications for breaches that are discovered before February 22, 2010. The Company cannot estimate the overall effect of the remaining regulatory changes until adoption of final regulations implementing those statutory provisions.

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

Stark Law

The original Ethics in Patient Referrals Act of 1989 (commonly referred to as the “Stark Law”) was enacted as part of the Omnibus Budget Reconciliation Act (“OBRA”) of 1989, and prohibited a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a financial relationship, unless an exception applies. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. In addition, the Stark Law prohibits the entity receiving the referral from filing a claim or billing for services arising out of the prohibited referral.

Provisions of OBRA 1993, known as “Stark II,” amended the Stark Law to revise and expand upon various statutory exceptions, expanded the services regulated by the statute to a list of “Designated Health Services,” and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995. The additional Designated Health Services, in addition to clinical laboratory services, include: physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of Stark regulations was finalized on January 4, 2001. Most portions of the first phase regulations became effective in 2002. The first phase of the final regulations implementing the Stark Law (the “Phase I regulations”) contains an exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances. In addition, the regulations made clear that services reimbursed by Medicare to a dialysis facility under the ESRD composite rate do not implicate the Stark Law. Further, the final Phase I regulations also adopted a definition of durable medical equipment which effectively excludes ESRD equipment and supplies from the category of Designated Health Services. Phase II of the Stark regulations was published on March 26, 2004, and became effective on July 26, 2004. This phase of the regulations finalized all of the compensation exceptions to the Stark Law, including those for “personal services arrangements” and “indirect compensation arrangements.” In addition, Phase II revised the exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility to include certain additional drugs.

On September 5, 2007, CMS published Phase III of the Stark regulations. While this rulemaking was intended to be the final phase of the Stark rulemaking process, CMS has continued to address the Stark Law as part of its annual rulemaking process for reimbursement under the Medicare Part B Physician Fee Schedule.

Finally, it should be noted that many states in which we operate have enacted self-referral statutes similar to the Stark Law. Such state self-referral laws may apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.

Other Fraud and Abuse Laws

Our operations are also subject to a variety of other federal and state fraud and abuse laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules.

Health Care Reform

Health care reform is considered by many countries to be a national priority. The United States Congress has debated bills that, if adopted, would make significant changes to the health care system. It is difficult to determine at this time whether a health care reform bill will be passed and if passed, what the provisions of such a bill would be. In addition, several U.S. states and many other countries in which we operate are also currently considering health care proposals. Any health care reform which radically changes the financing and regulation of the health care industry could have a material adverse effect on our business and the results of our operations.

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

		Currently
		Owned or
	Floor Area	Leased by
	(Approximate	Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	17,600	leased	December 2016	Corporate headquarters and administration
Bad Homburg, Germany	4,556	leased	December 2011	Administration Building FMC GmbH Central Europe
St. Wendel, Germany	58,767	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Biebesheim, Germany	30,000	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
Gernsheim, Germany	17,291	leased	December 2010	Central distribution Europe, Asia Pacific and Latin America
Schweinfurt, Germany	24,900	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Bad Homburg (OE), Germany	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions / Technical Services / Logistics services
Darmstadt, Germany	21,597	leased	November 2010	Central Europe Regional Distribution Center
Palazzo Pignano, Italy	19,990	owned		Manufacture of bloodlines and tubing
L’Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	owned		Manufacture of hemodialysis concentrate solutions
Vrsac, Serbia	2,642	owned		Production area, laboratory, maintenance, administration, logistics
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	8,676	leased	December 2022	Manufacture of bloodlines
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	10,500	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and desinfectants
São Paulo, Brazil	8,615	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets
São Paulo, Brazil	5,000	leased	October 2010	Warehouse
Rio de Janeiro, Brazil	2,185	leased	July 2011	Head Office

		Currently
		Owned or
	Floor Area	Leased by
	(Approximate	Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bogotá, Colombia	18,947	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions, administration
Valencia, Venezuela	3,562	leased	May 2010	Head Office and Warehouse
Hong Kong	1,770	leased	February 2012	Various leases of Warehouse facility
Suzhou, China (Changshu Plant)	25,168	owned		Manufacture of hemodialysis bloodline sets / AV Fistula set
Smithfield NSW, Australia	5,350	owned		Manufacture of hemodialysis concentrate & Warehouse
Auckland, New Sealand	2,170	leased	May 2030	Warehouse
Selangor, Malaysia	3,149	leased	May 2012	Administration / Warehouse
Yongin, South Korea	2,645	leased	May 2012	Warehouse
Oita, Japan (Inukai Plant)	3,065	owned		Manufacture of polysulfone filters
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags
Saga, Japan	6,668	leased	January 2010 with 1 year renewal option	Warehouse
Waltham, Massachusetts	25,588	leased	April 2017 - July 2017 with a 10 year renewal and a second 5 year renewal option	North American corporate headquarters
Walnut Creek, California	7,897	leased	July 2012 with 5 year renewal option	Manufacture of Hemodialysis machines and peritoneal
Pittsburg, California	5,574	leased	July 2012 with 5 year renewal option	Warehouse
Ogden, Utah	74,322	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Ogden, Utah	9,755	leased	July 2033	Plant expansion, manufacturing operations
Ogden, Utah	24,452	leased	December 2011	Warehouse
Ogden, Utah	8,933	leased	December 2011	Warehouse
Ogden, Utah	2,072	leased	year-to-year lease	Warehouse
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Livingston, California	7,885	leased	December 2011	Manufacture of liquid hemodialysis concentrates and resupply
Milpitas, California	8,670	leased	December 2015 with 5-year renewal option	Clinical laboratory testing
Rockleigh, New Jersey	9,812	leased	May 2012	Clinical laboratory testing
Irving, Texas	6,506	leased	December 2010	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	21,015	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	4,645	owned		Warehouse
Lachine, Canada	3,601	leased	March 2011	Warehouse
Montreal, Canada	4,036	leased	September 2010	Warehouse

		Currently
		Owned or
	Floor Area	Leased by
	(Approximate	Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Richmond , Canada	2,286	leased	January 2016	Warehouse
Richmond Hill, Canada	5,948	leased	November 2016	Warehouse and administrative offices
Oklahoma City, OK	3,427	leased	October 2010	Manufacture of sorbent cartridges

We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution and administrative and sales facilities in the U.S. and other countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.

For information regarding plans to expand our facilities and related capital expenditures, see “Item 4.A. History and Development of the Company — Capital Expenditures.”

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of the management of the Company’s General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled “Introduction — Forward-Looking Statements.” (See also Item 3.D., “Key Information — Risk Factors.”)

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Critical Accounting Policies

The Company’s reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company’s financial statements, and the discussion below in “Results of Operations.”

Recoverability of Goodwill and Intangible Assets

The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2009, the carrying amount of goodwill amounted to $7,511 million and non-amortizable intangible assets amounted to $430 million representing in total approximately 50% of our total assets.

In accordance with current accounting standards, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired (See also Note 1f) in the Notes to Consolidated Financial Statements).

To comply with the provisions of the current accounting standards for the impairment testing, the fair value of the reporting unit is compared to the reporting unit’s carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital (“WACC”) specific to that reporting unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a corresponding growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company’s business which, due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services, has been largely independent from the economic cycle. The Company’s weighted average cost of capital consists of a basic rate of 6.45% for 2009. This basic rate is then adjusted by a country specific risk rate within each reporting.

If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.

A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services and for procuring and selling products could adversely affect our estimated future cash flows. Future adverse changes in a reporting unit’s economic environment could affect the discount rate. A decrease in our estimated future cash flows and/or a decline in a reporting unit’s economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.

Legal Contingencies

We are party to litigation and subject to investigations relating to a number of matters as described in Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings.” The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

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

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $2,286 million and $2,176 million at December 31, 2009 and 2008, respectively, net of allowances for doubtful accounts of $266 million and $263 million at December 31, 2009 and 2008, respectively. Approximately half of our receivables relates to business in our North America segment.

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

The allowance for doubtful accounts is based on local payment and collection experience. We sell dialysis products directly or through distributors in over 115 countries and dialysis services in more than 35 countries through owned or managed clinics. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices. Specifically, public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made. Payment differences are mainly due to the timing of the funding by the local, state or federal government to the agency that is sponsoring the program that purchases our services or products. The collection of accounts receivable from product sales to dialysis clinics is affected by the same underlying causes, since these buyers of our products are reimbursed as well by government institutions or government sponsored programs.

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

For our international operations, a significant number of payors are government entities whose payments are often determined by local laws and regulations. Depending on local facts and circumstances, the period of time to collect can be quite lengthy. In those instances where there are commercial payors, the same type of collection process is initiated as in the U.S.

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

Estimates for the allowances for doubtful accounts receivable from the dialysis service business are mainly based on local payment and past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the International segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history. Write offs are taken on a claim by claim basis when the collection efforts are exhausted. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially slightly more slowly in the International segment in the immediate future, particularly in countries most severely affected by the current global financial crisis. A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2009 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2009 would have been reduced by approximately 1.5%.

The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2009 and 2008. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Trade accounts receivable in the International segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 1% at December 31, 2009.

Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2009
			overdue	overdue
		overdue	more than	more than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$287	$74	$32	$22	$22	$437	19
U.S. Commercial Payors	256	140	52	40	30	518	23
U.S. Hospitals	88	19	3	2	2	114	5
Self-Pay of U.S. patients	2	6	6	3	1	18	1
Other North America	2	1	—	—	—	3	—
International product customers and dialysis payors	699	232	106	86	73	1,196	52

Total	$1,334	$472	$199	$153	$128	$2,286	100

	At December 31, 2008
			overdue	overdue
		overdue	more than	more than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$311	$56	$47	$34	$34	$482	22
U.S. Commercial Payors	215	176	62	47	41	541	25
U.S. Hospitals	83	25	3	1	1	113	5
Self-Pay of U.S. patients	1	5	3	2	—	11	1
Other North America	7	1	—	—	—	8	—
International product customers and dialysis payors	620	185	84	66	66	1,021	47

Total	$1,237	$448	$199	$150	$142	$2,176	100

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

Financial Condition and Results of Operations

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $65 billion worldwide market with expected annual worldwide patient growth of around 6%. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants, increasing incidence and better treatment of and survivial of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

A majority of our U.S. dialysis services are paid for by the Medicare program. Medicare payments for dialysis services are based on a composite rate which includes a drug add-on adjustment, case-mix adjustments, and a regional wage index adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the new average sales price reimbursement system established by the MMA.

For calendar year 2009, the Centers for Medicare and Medicaid Services (“CMS”) set the drug add-on adjustment at $20.33 per treatment, or 15.2% of the total per-treatment composite rate payment. For 2010, CMS kept the drug add-on amount constant at $20.33 per treatment, while it increased the base portion of the composite rate by 1% pursuant to the requirement in the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”). As a result, the drug add-on amount, constant in dollar terms, declined to 15% of the total per-treatment payment in 2010. The base portion of the composite rate, unlike many other payment rates in Medicare, has not been automatically updated each year. As a result, this portion of the composite payment rate has not received an annual update in the absence of a statutory change. In MIPPA, Congress provided for a 1.0% increase in the base portion of the composite rate in each of 2009 and 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. For 2010, the base composite rate is $135.15 for both independent and hospital-based facilities, an increase of 1.0% from the 2009 rate. CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based statistical areas (“CBSAs”) used in 2008. For 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities are now paid according to the CBSA rate. For 2010, CMS reduced the wage index floor from 0.70 to 0.65. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4.B, “Business Overview — Regulatory and Legal Matters — Reimbursement”.

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

With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. MIPPA requires CMS to implement by January 1, 2011 a bundled ESRD payment system under which CMS will reimburse dialysis facilities with a single payment for (i) all items and services included in the composite rate, (ii) all ESAs and other pharmaceuticals (other drugs and biologicals, other than vaccines) furnished to the patients that were previously reimbursed separately, (iii) diagnostic laboratory tests and (iv) other services furnished to individuals for the treatment of ESRD. The initial bundled reimbursement rate will be set based on 98% of estimated 2011 Medicare program costs of dialysis care as calculated under the current reimbursement system using the lowest per patient utilization data from 2007, 2008 or 2009 for all Medicare beneficiaries. The bundled payment will be subject to case mix adjustments that may take into account individual patient characteristics (e.g., age, weight, body mass) and co-morbidities. Payments will also be adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities and (iii) such other adjustments as the Secretary of Health and Human Services (“HHS”) deems appropriate. Beginning in 2012, the bundled payment amount will be subject to annual increases based on increases in the costs of a “market basket” of dialysis items and services to be determined by HHS minus 1%. MIPPA requires, CMS to implement pay-for-performance standards, effective in 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%. Facility quality standards are expected to be limited at the outset to anemia management and hemodialysis adequacy and facility performance scores will be made available to the public. The bundled system will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers may elect in November 2010 to become fully subject to the new system starting in January 2011. MIPPA extends the authority of specialized Medicare Advantage (“MA”) plans to target enrollment to certain populations through December 31, 2010 and revises definitions, care management requirements and quality reporting standards for all specialized plans. On September 29, 2009, CMS published a proposed rule implementing the case-mix adjusted bundled prospective payment system (“PPS”) for ESRD dialysis facilities in accordance with MIPPA. If implemented in its current form, the provisions of the proposed rule relating to case mix and transition adjustments would result in reimbursement reductions. The proposed rule, if adopted without further changes, would fail to provide adequate funding for ESRD facilities’ delivery of oral ESRD medications currently covered under Medicare Part D and would not adequately address the coordination of secondary insurance coverage. While it is clear that the expanded ESRD bundled payment system will materially affect how the Company is paid for pharmaceuticals and other items and services, the Company cannot estimate the overall effect of the new system on its business until adoption of the final CMS regulations.

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

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. In addition, certain acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

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

	2009	2008	2007
	(in millions)

Total revenue
North America	$7,615	$7,007	$6,664
International	3,713	3,688	3,134
Corporate	—	1	—

Totals	11,328	10,696	9,798

Inter-segment revenue
North America	3	2	1
International	78	82	77

Totals	81	84	78

Total net revenue
North America	7,612	7,005	6,663
International	3,635	3,606	3,057
Corporate	—	1	—

Totals	11,247	10,612	9,720

Amortization and depreciation
North America	265	238	220
International	183	171	141
Corporate	9	7	2

Totals	457	416	363

Operating income
North America	1,250	1,168	1,130
International	637	616	544
Corporate	(131)	(112)	(94)

Totals	1,756	1,672	1,580

Interest income	21	25	29
Interest expense	(321)	(361)	(400)
Income tax expense	(491)	(476)	(454)

Net income	965	860	755
Less: Net income attributable to Noncontrolling interests	74	42	38

Net Income attributable to FMC-AG & Co. KGaA	$891	$818	$717

Year ended December 31, 2009 compared to year ended December 31, 2008

Highlights

Revenues increased by 6% to $11,247 million (9% at constant rates) mainly due to organic growth at 8% and acquisitions at 1%.

Operating income (EBIT) increased 5%.

Net Income increased by 9%.

Consolidated Financials

Key Indicators for Consolidated Financials

			Change in %
				at constant
	2009	2008	as reported	exchange rates

Number of treatments	29,425,758	27,866,573	6%
Same market treatment growth in %	4.1%	4.5%
Revenue in $ million	11,247	10,612	6%	9%
Gross profit in % of revenue	34.1%	34.2%
Selling, general and administrative costs in % of revenue	17.6%	17.7%
Net income attributable to FMC-AG & Co. KGaA in $ million	891	818	9%

We provided 29,425,758 treatments during the year ended December 31, 2009, an increase of 6% over the same period in 2008. Same market treatment growth contributed 4% and growth from acquisitions contributed 2%.

At December 31, 2009, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,553 clinics compared to 2,388 clinics at December 31, 2008. During 2009, we acquired 73 clinics, opened 118 clinics and combined or closed 26 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 6% to 195,651 at December 31, 2009 from 184,086 at December 31, 2008. Including 30 clinics managed but not consolidated in the U.S., the total number of patients was 197,358.

Net revenue increased by 6% (9% at constant exchange rates) for the year ended December 31, 2009 over the comparable period in 2008 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue grew by 8% to $8,350 million (10% at constant exchange rates) in 2009 mainly due to growth in same market treatments (4%), revenue per treatment (5%) and acquisitions (1%), partially offset by exchange rate fluctuations (2%).

Dialysis product revenue increased by 1% to $2,897 million (increased by 6% at constant exchange rates) in the same period driven by pharmaceutical sales, especially of the newly licensed intravenous iron products and increased sales of dialyzers, bloodlines, solutions and concentrates, as well as sales of products for acute care treatments. These increases were partially offset by decreased sales of our phosphate binding drug PhosLo® following a competitor’s launch of a generic version of the drug in the U.S. in October 2008 and lower sales of hemodialysis machines.

The slight decrease in gross profit margin reflects a decrease in gross profit margin in North America, partially offset by an increase in the International segment. North America was impacted by cost increases for pharmaceuticals as well as lower margin contribution from our pharmaceutical business due to a competitor’s launch of a generic version of PhosLo® in the U.S. in October 2008, increased depreciation related to recently acquired computer equipment and recently installed leasehold improvements and higher personnel costs, partially offset by increased revenue rates. The increase in International was due to the positive effect of an inventory adjustment in the first quarter of 2009, lower production costs caused by lower prices for certain raw material and energy as well as economies of scale, partially offset by unfavorable foreign exchange transaction effects related to the purchase of products produced in Europe and Japan due to the appreciation of the Euro and the Yen against local currencies.

Selling, general and administrative (“SG&A”) expenses increased to $1,982 million in 2009 from $1,876 million in the same period of 2008. SG&A costs as a percentage of sales decreased slightly to 17.6% in 2009 from 17.7% in the same period of 2008. The slight decrease was due to a decrease in North America driven by economies of scale and lower bad debt expenses partially offset by higher personnel expenses. Bad debt expense for the year ended December 31, 2009 was $210 million as compared to $214 million in 2008, representing 1.9% of sales for the year ended December 31, 2009, as compared to 2.0% for the same period in 2008.

Research and development (“R&D”) expenses increased to $94 million in 2009 from $80 million for the same period in 2008 due to additional programs in the field of hemodialysis equipment and extracorporeal critical care therapies.

Operating income increased to $1,756 million in 2009 from $1,672 million for the same period in 2008. Operating income margin decreased to 15.6% in 2009 as compared to 15.8% for the same period in 2008 due to the decreased gross profit margin as noted above partially offset by decreased SG&A expenses as a percentage of sales as described above.

Interest expense decreased by 11% to $321 million in 2009 from $361 million for the same period in 2008 as a result of decreased short-term interest rates.

Income tax expense increased to $491 million for the year ended December 31, 2009 from $476 million for the same period in 2008 as a result of higher earnings in 2009. The effective tax rate for 2009 decreased to 33.7% from 35.6% in 2008 mainly as a result of an increase in non-taxable noncontrolling interests in North America in 2009.

Net income attributable to FMC-AG & Co. KGaA for 2009 increased to $891 million from $818 million for the same period in 2008 as a result of the combined effects of the items discussed above.

We employed 67,988 people (full-time equivalents) as of December 31, 2009 compared to 64,666 as of December 31, 2008, an increase of 5.1% primarily due to overall growth in our business.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	2009	2008	Change in %

Number of treatments	19,867,465	19,146,084	4%
Same market treatment growth in %	3.5%	2.9%
Revenue in $ million	7,612	7,005	9%
Depreciation and amortization in $ million	265	238	11%
Operating income in $ million	1,250	1,168	7%
Operating income margin in %	16.4%	16.7%

Revenue

Treatments increased by 4% for the year ended December 31, 2009 as compared to the same period in 2008 mostly due to same market growth (4%) and acquisitions (1%), partially offset by the effect of one less dialysis day of 1%. At December 31, 2009, 132,262 patients (a 5% increase over the same period in the prior year) were being treated in the 1,784 clinics that we own or operate in the North America segment, compared to 125,857 patients treated in 1,686 clinics at December 31, 2008. Average North America revenue per treatment was $341 for the year ended December 31, 2009 and $326 in the same period in 2008. In the U.S., average revenue per treatment was $347 for the year ended December 31, 2009 and $330 for the same period in 2008. The increase was mainly attributable to a revenue per treatment increase, including increased commercial payor revenue, increased utilization of pharmaceuticals, including EPO, Medicare reimbursement increases for pharmaceuticals (ASP+6%) and the 1% 2009 Medicare composite rate increase.

Net revenue for the North America segment for 2009 increased as a result of increases in dialysis care revenue by 9% to $6,794 million from $6,247 million in the same period of 2008 and in dialysis product revenue by 8% to $818 million from $758 million in 2008.

The dialysis care revenue increase was driven by same market treatment growth (4%), increased revenue per treatment (4%) and acquisitions (1%). The administration of EPO represented approximately 21% of total North America dialysis care revenue for the year ended December 31, 2009 and 20% for the year ended December 31, 2008.

The dialysis product revenue increase was driven mostly by a higher pharmaceutical sales, especially of the newly licensed intravenous iron products, partially offset by lower PhosLo® revenues as a result of a competitor’s launch of a generic version of PhosLo® in the United States in October 2008.

Operating Income

Operating income increased to $ 1,250 million for the year ended December 31, 2009 from $ 1,168 million for the same period in 2008. Operating income margin decreased to 16.4% in 2009 from 16.7% in 2008 due to increased costs for pharmaceuticals, lower margin contribution from our pharmaceutical business due to a competitor’s launch of a generic version of PhosLo® in October 2008, higher personnel costs and increased depreciation related to recently acquired computer equipment and recently installed leasehold improvements, partially offset by increased revenue per treatment as described above and decreased bad debt expense. Cost per treatment increased to $283 in 2009 from $273 in 2008.

International Segment

Key Indicators for International Segment

			Change in %
				at constant
	2009	2008	as reported	exchange rates

Number of treatments	9,558,293	8,720,489	10%
Same market treatment growth in %	5.3%	8.6%
Revenue in $ million	3,635	3,606	1%	9%
Depreciation and amortization in $ million	183	171	8%
Operating income in $ million	637	616	3%
Operating income margin in %	17.5%	17.1%

Revenue

Treatments increased by 10% in 2009 over 2008 mainly due to same market growth (5%) and acquisitions (5%). As of December 31, 2009, 63,389 patients (a 9% increase over the same period of the prior year) were being treated at 769 clinics that we own, operate or manage in the International segment compared to 58,229 patients treated at 702 clinics at December 31, 2008. Average revenue per treatment decreased to $163 from $171 due to the weakening of local currencies against the U.S. dollar ($15) partially offset by increased reimbursement rates and changes in country mix ($7).

Net revenues for the International segment for the year ended December 31, 2009 increased by 1% as compared to the same period in 2008 as a result of an increase in dialysis care revenue partially offset by a decrease in dialysis product revenue. Organic growth during the period of 8% and a contribution from acquisitions of approximately 2% were partially offset by a negative impact of exchange rate fluctuations of 8% as well as the effect of closed or sold clinics of 1%.

Including the effects of acquisitions, European region revenue decreased 1% (8% increase at constant exchange rates), Latin America region revenue increased 5% (16% increase at constant exchange rates), and Asia Pacific region revenue increased 6% (8% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during 2009 by 4% (14% increase at constant exchange rates) to $1,556 million from $1,490 million in the same period of 2008. This increase is a result of increases in revenue per treatment of 6%, same market growth of 5% and a 4% increase in contributions from acquisitions, partially offset by of the negative impact of exchange rate fluctuations of approximately 10% as well as the effect of one less dialysis day of 1%.

Total dialysis product revenue for 2009 decreased by 2% (6% increase at constant exchange rates) to $2,079 million. Increased pharmaceutical sales especially related to newly licensed intraveneous iron products, and increased sales of dialyzers, bloodlines, hemodialysis solutions and concentrates as well as sales of products for acute care treatment were more than offset by the negative impact of exchange rate fluctuations (8%) and lower sales of hemodialysis machines.

Operating Income

Operating income increased by 3% to $637 million. Operating income margin increased to 17.5% for the year ended December 31, 2009 from 17.1% for the same period in 2008 due to lower production costs as a result of lower prices for certain raw material and energy, economies of scale and the positive effect of an inventory adjustment in the first quarter of 2009, partially offset by unfavorable foreign currency transaction effects related to the purchase of products produced in Europe and Japan due to the appreciation of the Euro and Yen against local currencies.

Year ended December 31, 2008 compared to year ended December 31, 2007

Consolidated Financials

Key Indicators for Consolidated Financials

			Change in %
				at constant
	2008	2007	as reported	exchange rates

Number of treatments	27,866,573	26,442,421	5%
Same market treatment growth in %	4.5%	3.9%
Revenue in $ million	10,612	9,720	9%	8%
Gross profit in % of revenue	34.2%	34.5%
Selling, general and administrative costs in % of revenue	17.7%	17.6%
Net income attributable to FMC-AG & Co. KGaA in $ million	818	717	14%

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

Income tax expense increased to $476 million for the year ended December 31, 2008 from $454 million in 2007 due to increased earnings. The effective tax rate for 2008 decreased to 35.6% from 37.5% for 2007 mainly due to a German corporate tax rate reduction which became effective January 1, 2008.

Net income attributable to FMC-AG & Co. KGaA for 2008 increased to $818 million from $717 million for 2007 mainly as a result of the combined effects of the items discussed above.

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

Revenue

Treatments increased by 4% for the year ended December 31, 2008 as compared to 2007 due to same market growth (3%) and acquisitions (1%). At December 31, 2008, 125,857 patients (a 4% increase over the same period in the prior year) were being treated in the 1,686 clinics that we own or operate in the North America segment, compared to 121,431 patients treated in 1,602 clinics at December 31, 2007. Average North America revenue per treatment was $326 for the year ended December 31, 2008 and $323 for 2007. In the U.S., average revenue per treatment was $330 for the year ended December 31, 2008 and $327 in 2007, mainly due to increased commercial payor revenue.

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

The product revenue increase was driven mostly by a higher sales volume of dialysis machines, concentrate, bloodlines, dialyzers, and peritoneal products, as well as increased pricing and sales of the newly licensed intravenous iron products and higher revenue attributable to the phosphate binding drug, PhosLo®, which we acquired in late 2006. However, we experienced substantial reductions in our PhosLo® sales following a competitor’s launch of a generic version of PhosLo® in the U.S. in October 2008.

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

At December 31, 2009, we had cash and cash equivalents of $301 million and unused sources of credit of $1,051 million available to us which are discussed in more detail below.

Operations

In the past three years, we have generated cash flows from operations of $1,339 million, $1,016 million and $1,200 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings). The increase in 2009 versus 2008 was mainly a result of favorable days sales outstanding (“DSO”) development in North America and increased earnings partially offset by higher income tax payments in 2009 while 2008 had been favorably impacted by a $37 million tax refund in the U.S. as a result of the settlement agreement with the IRS to resolve our appeal of the IRS’ disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 OIG investigation.

The profitability of our business depends significantly on reimbursement rates. Approximately 74% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For 2009, approximately 33% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” commencing January 1, 2011.

Our working capital was $2,118 million at December 31, 2009 which increased from $1,068 million at December 31, 2008, mainly as a result of decreases in short-term debt mostly as a result of the repayment of short-term Euro Notes in the third quarter of 2009 with the proceeds from the issuance of new long-term debt in the second quarter of 2009; increases in prepaid expenses, inventories, accounts receivables from related parties and cash, and a decrease in the accounts receivable facility. Our ratio of current assets to current liabilities was 1.8.

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Accounts receivable balances at December 31, 2009 and December 31, 2008, net of valuation allowances, represented approximately 72 and 77 of DSO, respectively.

The development of DSO by operating segment is shown in the table below:

Development of Days Sales Outstanding

	December 31,	December 31,
	2009	2008

North America days sales outstanding	52	60

International days sales outstanding	110	107

FMC AG & Co. KGaA average days sales outstanding	72	77

The decrease in DSO in the North America segment is mainly a result of prior changes made to our management and structure of the billing groups as well as the continued work flow and process improvements to drive cash collections. The increase in DSO for the International segment mainly reflects slight average payment delays by government and private entities most recently impacted by the worldwide financial crises. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially slightly more slowly in the International segment in the immediate future, particularly in countries most severely affected by the current global financial crisis. Interest and income tax payments also have a significant impact on our cash from operations.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the immediate future as follows:

We have filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS to resolve our appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 U.S. government investigation, we received a refund in September 2008 of $37 million, inclusive of interest. The settlement preserves our right to continue to pursue claims in the U.S. Federal courts for refunds of all other disallowed deductions.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authority’s decision. As a result of a change in judgment based on new information which became available in the second quarter of 2009 we have increased our recognition of the tax benefit related to this claim by $14.6 million (€10.4 million).

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. We have protested the disallowed deductions and will avail ourselves of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in the financial statements.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our senior credit agreement and other sources of liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $698 million, $891 million and $777 million in investing activities in 2009, 2008 and 2007, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $562 million in 2009, $673 in 2008 and $543 in 2007. In 2009, capital expenditures were $295 million in the North America segment and $267 million for the International segment. Capital expenditures in 2008 were $384 million in the North America segment and $289 million for the International segment. In 2007, capital expenditures were $314 in the North America Segment and $229 for the International Segment. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, and maintenance and expansion of production facilities primarily in North America, Germany, France, Japan and China and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 5%, 6% and 6% of total revenue for 2009, 2008 and 2007, respectively.

We invested approximately $188 million cash in 2009, primarily for acquisitions of dialysis clinics and recently acquired pharmaceutical licenses, ($124 million in the North America segment, $64 million in the International segment) as compared to $227 million cash in 2008 ($113 million in the North America segment, $57 million in the International segment and $57 million at Corporate) and $143 million in 2007 ($63 million in the North America segment and $80 million in the International segment). In addition, in 2007 we paid approximately $120 million in conjunction with the Renal Solutions acquisition. We also received $2 million, $59 million and $29 million in conjunction with divestitures in 2009, 2008 and 2007, respectively.

In 2008, we granted a loan of $50 million to Fresenius SE, our parent, which was repaid on April 30, 2009. See Item 7, “Major Shareholders and Related Party Transactions-Related party transactions-Financing.”

We anticipate capital expenditures of approximately $550 to $650 million and expect to make acquisitions of up to $400 million in 2010. See “Outlook” below.

Financing

Net cash used in financing was $558 million in 2009 compared to $156 million in 2008 and $341 million in 2007.

In 2009, cash was mainly used for the repayment of the current portion of long-term debt including the Euro Notes in the amount of $279 million (€200 million) that were due and repaid on July 27, 2009, reducing the amount outstanding under our accounts receivable securitization program, and the payment of dividends partially offset by the issuance of long-term debt and borrowings under other existing long-term debt facilities. In 2008, cash was mainly used for redemption of trust preferred securities ($678 million), the payment of dividends ($252 million) and the payment in November 2008 of the remaining financial liability relating to the 2007 RSI Acquisition ($56 million); we raised cash from our accounts receivable securitization facility (“A/R Facility”) and other existing long-term credit facilities. In 2007, cash was mainly used to pay down our A/R Facility and other debt and for payment of dividends; we raised net proceeds of $484 million from the issuance of our 6 7/8% Senior Notes due 2017 (“6 7/8% Senior Notes”).

The following table summarizes the Company’s available sources of liquidity at December 31, 2009:

Available Sources of Liquidity		Expiration per period of
in millions	Total	1 Year	2-5 Years

Accounts receivable facility(a)	$436	$436	$—
2006 Senior Credit Agreement	308	—	308
Other Unused long-term Lines of Credit	98	—	98
Other Unused short-term Lines of Credit	209	209	—

	$1,051	$645	$406

(a)	Subject to availability of sufficient accounts receivable meeting funding criteria.

The amount of guarantees and other commercial commitments at December 31, 2009 is not significant.

At December 31, 2009, we have short-term borrowings, excluding the current portion of long-term debt, of $310 million.

The following table summarizes, as of December 31, 2009, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

Contractual Obligations and Commitments		Payments due by period of
in millions	Total	1 Year	2-5 Years	Over 5 Years

Trust Preferred Securities(a)	$732	$50	$682	$—
Long Term Debt(b)(c)	5,218	344	4,261	613
Capital Lease Obligations	20	5	10	5
Operating Leases	2,551	455	1,294	802
Unconditional Purchase Obligations	2,414	408	1,044	962
Other Long-term Obligations	48	35	12	1
Letters of Credit	97	97	—	—

	$11,080	$1,394	$7,303	$2,383

(a)	Interest payments are determined on these debt instruments until their respective maturity dates and based on their applicable balances and fixed interest rates for each period presented.

(b)	Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

(c)	Excludes our 5.50% Senior Notes due 2016 issued on January 20, 2010 (“5.50% Senior Notes”).

Our obligations under the 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries, including FMCH and D-GmbH, in favor of the lenders. Our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, 6 7/8% Senior Notes, 5.50% Senior Notes and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs.

The breach of any of the covenants in any of the instruments or agreements governing our long-term debt — the 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes, the 6 7/8% Senior Notes, the 5.50% Senior Notes or the notes underlying our trust preferred securities — could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Senior Credit Agreement becomes due at the option of the lenders under that agreement, and the “cross default” provisions in our other long-term debt permit the lenders to accelerate the maturity of the debt upon such a default as well. As of December 31, 2009, we are in compliance with all covenants under the 2006 Senior Credit Agreement and our other financing agreements. For information regarding our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, 6 7/8% Senior Notes, and the indentures relating to our trust preferred securities, see Note 10 and Note 12 of the Notes to Consolidated Financial Statements, “Long-Term Debt and Capital Lease Obligations” and “Mandatorily Redeemable Trust Preferred Securities.” For information regarding our 5.50% Senior Notes issued in January 2010, see Note 2 of the Notes to Consolidated Financial Statements, “Subsequent Event.”

Although we are not immune from the current worldwide financial crises, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payers. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low credit risks. Our syndicated credit facility is comprised of approximately 60 lenders for the revolving credit facility, none of which contribute more than 5.5% of our revolving facility under the 2006 Senior Credit Agreement. Although one of the 60 participating banks in this syndicated facility defaulted on its obligation to provide funds under the terms of the revolving facility during the fourth quarter 2008, we do not anticipate any major issues in having funds available for us when we utilize this credit facility. As we deemed the amount in default immaterial, we took no action to amend our 2006 Senior Credit Agreement to replace the defaulting bank. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our dialysis products. See “Results of Operations” above. If the current conditions in the credit and equity markets continue, or worsen, they could also increase our financing costs and limit our financial flexibility.

Following our earnings-driven dividend policy, our General Partner’s Management Board will propose to the shareholders at the Annual General meeting on May 11, 2010, a dividend with respect to 2009 and payable in 2010, of €0.61 per ordinary share (for 2008 paid in 2009: €0.58) and €0.63 per preference share (for 2008 paid in 2009: €0.60). The total expected dividend payment is approximately €183 million (approximately $263 million based upon the December 31, 2009 spot rate) compared to dividends of €173 million ($232 million) paid in 2009 with respect to 2008. Our 2006 Senior Credit Agreement limits disbursements for dividends and other payments for the acquisition of our equity securities (and rights to acquire them, such as options or warrants) during 2010 to $300 million in total.

We will focus our financing activities in the coming years on reducing subordinated debt. In this respect we did not refinance the subordinated trust-preferred securities issued by Fresenius Medical Care Capital Trust II and III which matured in February 2008 by issuing new subordinated debt, but used our existing senior credit facilities instead. Our target for maturing long-term debt is to refinance through more senior and unsecured debt instruments. We have sufficient financial resources — consisting of only partly drawn credit facilities and our accounts receivable facility — which we intend to preserve in the next years. We aim to keep committed and unutilized credit facilities to a minimum of $300 to $500 million.

On April 27, 2009, the Company issued euro denominated notes (“Euro Notes”) totaling €200 million which are senior, unsecured obligations and guaranteed by FMCH and D-GmbH, consisting of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. The initial average interest rate was 6.95%. Proceeds of €69.5 million of the newly issued Euro Notes were used in April 2009 to voluntarily retire a portion of the Euro Notes that were due in July 2009 with the remaining proceeds used to repay the balance of the notes on their scheduled maturity date of July 27, 2009. Our immediate refinancing need for 2010 is limited to the annual renewal of our accounts receivable facility which, in November 2009, was increased from $550 million to $650 million and extended to October 15, 2010. On January 20, 2010, our wholly owned subsidiary, FMC Finance VI S.A., issued €250 million ($353.3 million at date of issuance) of 5.50% Senior Notes at an issue price of 98.6636%. The 5.50% Senior Notes have a yield to maturity of 5.75% and are due July 15, 2016. Proceeds were used to repay short-term indebtedness and for general corporate purposes. The 5.50% Senior Notes are guaranteed on a senior basis jointly and severally by us, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH. For additional information regarding our 5.50% Senior Notes, see Note 2 of the Notes to Consolidated Financial Statements, “Subsequent Event.”

In addition to the annual renewal of our accounts receivable facility described above, our 2010 financing needs are limited to the dividend payment of approximately $263 million in May 2010 which is expected to be covered by cash flow from operations and from existing credit facilities. The Company plans to refinance the amounts due in 2011 for Term Loan A and the Revolving Credit facility under the 2006 Senior Credit Agreement (See Note 10 of the Notes to Consolidated Financial Statements, “Long-term Debt and Capital Lease Obligations — 2006 Senior Credit Agreement”) and the amounts due under the Trust Preferred Securities (See Note 12 of the Notes to Consolidated Financial Statements, “Mandatorily Redeemable Trust Preferred Securities”), in all totaling approximately $2,624 million at December 31, 2009, by renewing the credit agreement or by entering into diverse capital market transactions. We also expect to pay the anticipated dividend payment in 2011 from our cash flows and by using credit facilities existing at the time the dividends are paid. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

The rating agencies identified in the table below assign credit ratings to us based on their assessments of our financing strategy, resources and financial performance. Our cost of borrowing is indirectly influenced by these ratings. The table below shows the ratings as of December 31, 2009:

Standard &
	Poor’s	Moody’s	Fitch

Corporate Credit Rating	BB	Ba1	BB
Outlook	stable	stable	stable

Outlook

Below is a table showing our growth outlook for 2010 and 2011:

	2010	2011
	($ in millions)	($ in millions)

Net Revenues	> $12,000
Revenue growth	7-9%	5-8%
Net Income attributable to FMC-AG & Co. KGaA	$950-$980
Increase in Net Income attributable to FMC-AG & Co. KGaA	7-10%	> revenue growth
Dividend	based on	based on
	development of	development of
	earnings	earnings
Capital Expenditures	$550-$650
Acquisitions	up to $400
Total Capital Expenditures and Acquisitions in % of Revenue	8-9%	7-9%
Tax Rate	34.5-35.5%	34.5-35.5%
Debt/EBITDA	< 2.5x	< 2.5x

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,213 million, 19.7% of revenues for 2009, $2,088 million, 19.7% of revenues for 2008 and $1,944 million, 20.0% of revenues for 2007. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Senior Credit Agreement, Euro Notes, EIB, and the indentures relating to our 6 7/8% Senior Notes, our 5.50% Senior Notes and our outstanding trust preferred securities (See “Financing” above). You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals.

	For the years ended December 31,
	2009	2008	2007
	(in thousands)

Total EBITDA	$2,212,681	$2,088,103	$1,943,451
Interest expense (net of interest income)	(299,963)	(336,742)	(371,047)
Income tax expense, net	(490,413)	(475,702)	(453,765)
Change in deferred taxes, net	22,002	133,047	1,177
Changes in operating assets and liabilities	(139,494)	(403,123)	51,933
Compensation expense	33,746	31,879	24,208
Other items, net	58	(21,064)	3,617

Net cash provided by operating activities	$1,338,617	$1,016,398	$1,199,574

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note 1 of the Notes to Consolidated Financial Statements “The Company, Basis of Presentation and Summary of Significant Accounting Policies — Summary of Significant Accounting Policies — u) Recent Pronouncements”.

C. Research and Development

As a leading global dialysis company, we focus our research and development (“R&D”) strategy on three essential objectives: first, to continuously enhance the quality of life of patients with chronic kidney disease using innovative products and treatment concepts; second, to offer our customers high-quality services while keeping our prices as low as possible; and third, based on these, to continue to expand our position as the dialysis market leader. Due to our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and being directly in-touch with doctors, nurses and patients to keep track of and meet customer and patient needs. In addition, our research and development units are usually located at production sites, enabling direct exchange of ideas with our production staff. We conduct annual internal R&D conferences which our employees attend every year. In addition, our employees visit research events worldwide and participate actively in scientific discourse. This not only enables them to inject new concepts into their work, but also strengthens our reputation in the international professional community. We also maintain close contacts with universities and research institutions. We are cooperating closely with the University of Michigan (on a longitudinal study of chronic kidney patients), Danube University Krems in Krems, Austria (on extracorporeal methods), and the Renal Research Institute (RRI) in the United States. RRI was founded in 1997 as a joint venture between Fresenius Medical Care North America and the Beth Israel Medical Center, a hospital in New York. The goal of RRI is to improve the treatment and care of kidney patients by exploring new technologies. We are currently constructing a new research laboratory in Krems specializing in sorbent technology that is set to open in 2010.

The task of our research and development group, which employs approximately 477 full time equivalents, is to continually develop and improve our products and treatments. Our largest research and development department is R&D International with 303 employees, most of whom work at our Schweinfurt and Bad Homburg locations. Smaller teams also work in St. Wendel and in Romania, where an R&D competency center specializing in software development has been established. Apart from R&D International, we have research and development departments in North America and in the Asia Pacific regions. All of these units are closely connected and cooperate on many projects.

In 2009, research and development expenditures amounted to $94 million (equivalent to 3.2% of our total dialysis product sales), compared to $80 million in 2008 and $67 million in 2007. Our 2009 expenditures focused on continuously enhancing and improving our products and treatment concepts for our patients and users and less on inventing new products entailing high investments, resulting in expenditures that are well within the range typically observed in the dialysis industry. In 2007, we acquired Renal Solutions, Inc. (RSI), which is continuing to do intensive research in the field of sorbent-based technology, helping to create a potential platform for the eventual development of a wearable artificial kidney. In addition, we expanded our activities in key areas of strategic development of hemodialysis machines, field testing of new products and extracorporeal and home therapy programs. A discussion of each of these activities follows below.

ONLINE HDF and MIXED HDF

In 2009, we expanded our activities in the key areas of strategic development, the field of ONLINE hemodiafiltration (“HDF”) and the 5008 therapy system based upon it. In May 2009, we presented another innovation built upon this development platform at the industry conference ERA-EDTA in Milan: MIXED HDF. In May 2009, we presented another innovation built upon this development platform at the industry conference ERA-EDTA in Milan: MIXED HDF. Due to an innovative new control technology, MIXED HDF is a flexible way to infuse volume replacement fluid, called infusate or substitution fluid, simultaneously pre and post dialyzer in a manner which allows for the most efficient solute removal process from the blood of an individual patient, allowing the treatment to be tailored even more precisely to the medical needs of each patient. This means that even more patients can benefit from the advantages of the 5008 therapy system, with excellent treatment results and a better life expectancy. We are the first company to have MIXED HDF ready for market launch. The technology is the result of many years of work by a team comprised of dialysis, software and membrane specialists as well as experts in the field of nephrology. We believe this innovation will further contribute to establishing HDF as a standard dialysis treatment. The ONLINE HDF mode of our 5008 therapy system also saves on resources since the device uses up to 30% less energy, water and concentrate than traditional hemodialysis methods during treatment.

HDF technology combines two difference methods for treating chronic kidney disease- hemodialysis and hemofiltration. Therefore, it can be used to effectively clean patients’ blood and boost their life expectancy, as have become increasingly apparent in scientific studies. In HDF, the dialysis machine automatically produces the infusion solution for treatment. This solution must have the right medical composition and be free of all chemical and microbiological contamination (e.g. microorganisms and their metabolic waste products, or fragments of dead microorganisms). The ONLINE method is a safe, user-friendly, resource-saving and cost-efficient alternative to ready-made infusion solutions in bags. Due to its considerable potential for the medical world, we see HDF as a long-term innovation platform.

Hemodialysis Machines

In 2009, we improved and continued to develop our traditional HD products. At the ERA-EDTA congress in 2009, we introduced our 4008S classic HD machine for our International segment. This device offers exceptional treatment quality along with high reliability and safety at an affordable price due to its high-quality basic configuration. The cost effectiveness and simple operability should result in access to high-quality dialysis treatment for even more dialysis patients, particularly in areas with poor infrastructures.

In the U.S. in 2009, our 2008T HD machine, a new product generation of the 2008 series that we sell in the U.S., gained FDA approval. The 2008T is the first HD machine on the American market to use an integrated computer system to automatically compile clinical treatment data. Data compilation will be necessary to establish satisfaction of the treatment quality critical under the “bundled” reimbursement system to be implemented in 2011 (See Item 5, “Operating and Financial Review and Prospects — Overview”), and the 2008T offers a distinct advantage in meeting these requirements. The 2008T is flexible, as it can connect to various data management systems used in dialysis clinics across the U.S. The 2008T can also be used with citrate based dialysate, which utilizes the natural substance citric acid as a partial replacement for heparin to inhibit blood coagulation in many dialysis patients more effectively, gently and at a lower cost. We presented the 2008T at the American Society of Nephrology Conference in 2009 and intend to launch the device in 2010.

Home Dialysis and Sorbent Systems

We continued to develop our portfolio in the area of home dialysis in 2009, another of our strategic development platforms. In 2008, we introduced the Liberty Cycler, our therapy system for peritoneal dialysis, in the U.S. It was a resounding success, with other 2,500 patients now being treated with the device. Our strategy is to make this system a core product in North America. To achieve this, we have continued to improve the Liberty Cycler since it was introduced, including adding an expanded alarm system to help users avoid application errors. The ongoing development of the device’s software means that patients’ individual treatment settings and results can be processed even more comprehensively and transmitted to the attending clinic. There, the data is regularly checked to adapt the treatment to individual patients in the best possible way.

As a home dialysis treatment method, PD requires a high level of individual responsibility from patients as they usually carry it out themselves. Therefore, it is crucial that these patients receive intensive training on hygiene and safety matters. We believe that, with its intuitive user interface and easy-to-understand instructions, which guide patients through the device settings step-by-step via a screen, the Liberty Cycler is one of the simplest and safest devices in this respect. To further increase the user-friendliness of the cycler, we are currently working on a new help software which uses short instructional videos and text information to demonstrate how the device should be used. It will also allow patients to receive prompt answers to their questions via a help menu, even during treatment. We intend to make this new feature standard for the device in 2011.

In HD, a dialyzer outside of the body filters the blood. Traditionally, 120 liters of water are needed for each treatment. For this reason, among others, PD is presently the home therapy of choice. However, we are researching ways of reducing water consumption per treatment, which would enable widespread use of HD as a therapy outside of dialysis clinics. In 2009, RRI continued research in the field of sorbent systems. This field focuses on sorbents, substances that bind toxins in liquids so that they can be removed. These sorbents can be used to recycle dialysis solution, which absorbs toxins during HD or PD treatment that have been filtered out of the patients’ blood. By cleansing and then recycling the dialysate with the help of sorbents, the amount of water typically needed during dialysis treatment can be reduced from 120 to 200 liters to approximately six to ten liters. This innovative sorbent technology is particularly important for our “wearable kidney” project, as a device of this kind must be able to function with a substantially smaller amount of liquid to be light and small enough to be worn on the body.

Body Composition Monitor (BCM)

Another development focus is the Body Composition Monitor, which we originally introduced in select markets in 2008 and successfully launched in additional markets in 2009. The BCM can determine the exact make-up of the human body and its fluids (body water, fat and fat-free body mass). This provides doctors with information on the patients’ general health, such as the constitution of their blood vessels, and helps them to determine to what extent a patient may be suffering from overhydration. Such information can substantially improve the treatment quality of dialysis, as both heart and vascular diseases and overhydration are common side effects of chronic kidney disease and have been shown to reduce the life expectancy of HD patients considerably. We are currently working on making the advantages of BCM technology, which up to the point have only been documented in the treatment of HD patients, available to other patient groups. This will enable us to tap into new markets for the BCM. Initial studies have shown that PD patients can also benefit immensely from professional

“fluid management,” a regular check of their fluid status with the treatment adjusted accordingly. Another group of patients whose treatment could be improved with the use of BCM technology are people who suffer from acute kidney failure.

Outlook

We intend to continue investing in developing and improving life-sustaining products and treatment concepts in the years to come, thus improving the quality of life for as many patients as possible with financially viable, environmentally-friendly innovations based on strategic technology platforms. We plan to spend approximately $95 million and $105 million on research and development in 2010 and 2011, respectively. Two of the topics we intend to focus on in 2010 are IT solutions for managing clinic and therapy data and products that increase the safety of dialysis treatment. In the U.S., we intend to concentrate on further improving our Liberty Cycler system and enhancing our hemodialysis portfolio. Platform technologies like our 5008 therapy system and ONLINE and MIXED HDF will continue to play an important role in the future in developing and improving our products.

In the coming years, we will place a greater overall focus on designing products and processes that are more environmentally compatible and cost effective. Cost efficiency combined with high-quality products is becoming an increasingly important factor in the healthcare industry, particularly in view of health care reform efforts in countries like the U.S. In addition, we will focus on the biochemical effects of uremia, a toxic condition of ESRD patients resulting from the presence of excessive amounts of urea in the blood. We will then use our findings to develop particularly high-performance membranes which, together with developments in sorbent technology, could be used in a “wearable kidney”. In connection with the wearable kidney, we are also working on further reducing the size of dialysis machines and accessories to allow patients to carry the device on their body in the long term. Over the long term, we intend to conduct research in the transferability of the blood-cleansing dialysis process to other illnesses, such as liver disease or certain autoimmune and metabolic disorders.

D.	Trend information

For information regarding significant trends in our business see Item 5.A, “Operating Financial Review and Prospects.”

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

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see Item 16.G, below, “Governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA.”

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

Unless resolved otherwise by the general meeting of shareholders, the terms of each of the members of the Supervisory Board of Management AG will expire at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the general partner. Neither our shareholders nor the separate supervisory board of FMC AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.

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

The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2009.

Age as of
December 31,
Name	2009

Dr. Ulf M. Schneider, Chairman(1)	44
Dr. Dieter Schenk, Vice Chairman(5)	57
Dr. Gerd Krick(1)(2)	71
Dr. Walter L. Weisman(1)(2)(4)	74
Mr. John G. Kringel(3)(4)(5)	70
Mr. William P. Johnston(1)(2)(4)(5)	65

(1)	Members of the Human Resources Committee of the Supervisory Board of Management AG

(2)	Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3)	Member of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA until March 2009

(4)	Independent director for purposes of our pooling agreement

(5)	Member of the Regulatory and Reimbursement Assessment Committee of the Supervisory Board of Management AG

DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG from April 15, 2005. He was a member of the Fresenius Medical Care AG Supervisory Board from May 2004 and Chairman of its Supervisory Board until the effective date of the transformation when he resigned upon the Company’s transformation to a KGaA. He was Chief Financial Officer of FMC-AG from November 2001 until May 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius AG (now Fresenius SE), effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is Chairman of the Supervisory Board of Fresenius Kabi AG, HELIOS Kliniken GmbH and Fresenius Medical Care Groupe France S.A.S., France. He was Chairman of the Supervisory Board of Eufets AG until May 31, 2009. Dr. Schneider is member of the Supervisory Boards of Fresenius Kabi Austria GmbH, Austria, Fresenius Kabi Espana S.A., Spain and Fresenius HemoCare Nederlands B.V., Netherlands. Dr. Schneider is Chairman of the Board of Directors of APP Pharmaceuticals, Inc., USA and was Chairman of the Board of Directors of Fresenius Kabi Pharmaceuticals Holding, Inc., USA until November 1, 2009. He remains a member of the Board of Directors of Fresenius Kabi Pharmaceuticals Holding, Inc., USA and is a member of the Board of Directors of FHC (Holdings), Ltd., Great Britain.

DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005 and was Vice Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form to a KGaA. He is also Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Dr. Schenk is also Vice Chairman of the Supervisory Board of Fresenius SE and Chairman of the Advisory Board of Else-Kröner-Fresenius-Stiftung, which owns approximately 58% of the ordinary shares of Fresenius SE. He also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG.In September 2008, Dr. Schenk resigned from his position as Chairman of the Supervisory Board of NSL Consulting AG.

DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form to a KGaA. He is also Chairman of the Supervisory Boards of FMC-AG & Co. KGaA and Fresenius SE. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Vice-Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick was a member of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G until December 31, 2008. He is also the Chairman of the Supervisory Board of VAMED AG, Austria and was a member of the Supervisory Board of Allianz Private Krankenversicherungs-AG until April 16, 2008.

MR. JOHN G. KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form to a KGaA. His election to the Supervisory Board was subsequently approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC, River Walk, LLC. Formerly he was also an Advisory Board member of Visionary Medical Device Fund. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbott Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks.

DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form to a KGaA. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former Chairman, President and Chief Executive Officer of American Medical International, Inc., and is a member of the Board of Directors of Occidental Petroleum Corporation. He is Senior Trustee of the Board of Trustees for the California Institute of Technology, life trustee of the Board of Trustees of the Los Angeles County Museum of Art, and Chairman of the Board of Trustees of the Sundance Institute. Dr. Weisman was Vice-Chairman and Lead Director of Maguire Properties, Inc. until September 1, 2008 and was Vice-Chairman of the Board of Trustees of the Samuel H. Kress Foundation until November 1, 2008.

MR. WILLIAM P. JOHNSTON was elected to the Supervisory Board of Management AG on August 30, 2006. He has been a member of the Supervisory Board of FMC-AG & Co. KGaA since May 2006. In February 2008, Mr. Johnston was appointed as a member of the Board of Directors of HCR-Manor Care, Inc. He was the former Chairman of the Board of Directors of Renal Care Group, Inc. Mr. Johnston has been a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc., HCR-Manor Care, Inc., LifeCare Holdings, Inc. and Multiplan, Inc. Mr. Johnston is a member of the Board of Directors of Georgia O’Keeffe Museum.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of January 1, 2010.

	Age as of
	Jan. 1,		Year term
Name	2010	Position	expires

Dr. Ben J. Lipps	69	Chairman of the Management Board, Chief Executive Officer of FMC-AG & Co. KGaA	2012
Rice Powell	54	Deputy Chairman of the Management Board and Chief Executive Officer, Fresenius Medical Care North America	2014
Michael Brosnan	54	Chief Financial Offier of FMC-AG & Co. KGaA	2012
Roberto Fusté	58	Chief Executive Officer for Asia Pacific	2011
Dr. Emanuele Gatti	54	Chief Executive Officer for Europe, Middle East, Africa and Latin America and Chief Strategist for FMC-AG & Co. KGaA	2012

Dr. Rainer Runte	50	Chief Administrative Officer, General Counsel, Chief Compliance Officer and Labor Relations Director for Germany	2015

Kent Wanzek	50	Head of Global Manufacturing Operations	2012

DR. BEN J. LIPPS became Chairman and Chief Executive Officer of the Management Board of Management AG on December 21, 2005. He served as acting Chief Financial Officer from September 1, 2009 until December 31, 2009. He was Chairman and Chief Executive Officer of the Management Board of FMC-AG from May 1, 1999 until the transformation of legal form to a KGaA and was Vice Chairman of the Management Board until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He is a member of the management board of Fresenius SE. He has been active in the field of dialysis for more than 40 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial hollow fiber artificial kidney at the end of the 1960s. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.

RICE POWELL became Deputy Chairman of the Management Board and Chief Executive Officer of Fresenius Medical Care North America effective January 1, 2010. He was a member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and was Co-Chief Executive Officer of Fresenius Medical Care North America and CEO of Renal Therapy Group (RTG) of Fresenius Medical Care North America. He has more than 30 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).

MICHAEL BROSNAN became a member of the Management Board of Management AG and Chief Financial Officer on January 1, 2010. For the past seven years, he has served as Chief Financial Officer and member of the Board of Directors of Fresenius Medical Care North America. Mr. Brosnan joined the Company in 1998 as Vice President of Finance and Administration for Spectra Renal Management, the Company’s laboratory services organization. Since then, he has held several executive positions in North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

DR. EMANUELE GATTI became a member of the Management Board of Management AG and Chief Executive Officer for Europe, Latin America, Middle East and Africa on December 21, 2005. He became Chief Strategist effective January 1, 2010. He held such positions in FMC-AG from May 1997 until the transformation of legal form. After completing his studies in bioengineering, Dr. Gatti lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and health care economics. Dr. Gatti has been with the company since 1989. Before being appointed to the Management Board in 1997, he was responsible for the Company’s dialysis business in Southern Europe.

ROBERTO FUSTÉ became a member of the Management Board of Management AG and Chief Executive Officer for Asia Pacific on December 21, 2005. He held such positions in FMC-AG from January 1, 1999 until the transformation of legal form. After finishing his studies in economic sciences at the University of Valencia, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Before being appointed to the Management Board of FMC-AG in 1999, Mr. Fusté held several senior positions within the Company in Europe and the Asia Pacific region.

DR. RAINER RUNTE is the Company’s Chief Administrative Officer (General Counsel, Chief Compliance Officer and Labor Relations Director for Germany). He has been a member of the Management Board of Management AG since December 2005. He became Chief Administrative Officer including, among other responsibilities, Labor Relations Director for Germany, effective January 1, 2010. He was a member of the Management Board responsible for Law, Compliance & Corporate Governance and Intellectual Property of FMC-AG from January 1, 2004 until the transformation of legal form to a KGaA. He has worked for the Fresenius group for 19 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.

KENT WANZEK became a member of the Management Board of Management AG effective January 1, 2010, with responsibility for Global Manufacturing Operations. Previously, Mr. Wanzek was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Prior to joining the Company in 2003, Mr. Wanzek held several senior executive positions with companies in the health care industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but, nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16.G, below, “Governance — The Legal Structure of FMC-AG & Co. KGaA.”

The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom — Messrs. Schenk, Krick, Kringel, Weisman and Johnston — are also members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

PROF. DR. BERND FAHRHOLZ, age 62, was a member of the Supervisory Board of Management AG from April 8, 2005 until August 30, 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to a KGaA and a member of the Supervisory Board of FMC-AG & Co. KGaA following the transformation. He is a member of our Audit and Corporate Governance Committee. He is partner in the law firm of Dewey & LeBoeuf, LLP, and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz (now Noerr LLP). He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the vice-chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004. Prof. Dr. Fahrholz is Chairman of the Supervisory Board of SMARTRAC N.V.

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

The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the general partner’s Management Board. See Item 16.G, below, “Governance — The Legal Structure of FMC-AG & Co. KGaA.” Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board and propose the Company’s auditors for approval by shareholders.

B.	Compensation

Report of the Management Board of Management AG, our General Partner

The compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG as general partner of Fresenius Medical AG & Co. KGaA and in this connection notably explains the amounts and structure of the compensation paid to the Management Board. The compensation report is prepared on the basis of the recommendations made by the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board is assisted in this task by a personnel committee, the Human Resources Committee. In 2009, the Human Resources Committee was composed of Dr. Ulf M. Schneider, Dr. Gerd Krick, William P. Johnston and Dr. Walter Weisman.

The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company’s business with the compensation paid and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position while giving due regard to the peer environment.

The compensation of the Management Board is, as a whole, performance-oriented and was composed of three elements in the fiscal year 2009:

•	non-performance-related compensation (basic salary)

•	performance-related compensation (variable bonus)

•	components with long-term incentive effects (stock options and share-based compensation with cash settlement)

In addition, four members of the Management Board had pension commitments in the reporting period.

The individual components are designed on the basis of the following criteria:

In fiscal year 2009, each member of the general partner’s Management Board received a non-performance-related basic salary paid in twelve monthly installments. Moreover, the members of the Management Board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements and reimbursement of certain other charges and additional contributions to pension and health insurance.

Performance-related compensation will also be granted for fiscal year 2009 as a variable bonus. The amount of the bonus in each case depends on the achievement of individual and common targets:

The targets for the members of the Management Board are measured by reference to operating earnings (EBIT), net consolidated earnings (EAT) and its growth, as well as the development of cash flow, and achievement of the targets are in part subject to a comparison with the previous year’s figures and can be derived in another part from the comparison of budgeted and actually achieved figures. Furthermore, targets are divided into Group level targets and those to be achieved in individual regions. Lastly, the various target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective (regional) areas of responsibility assumed by the members of the Management Board.

For 2009, all members of the Management Board were assessed on the basis of growth rates for Group-wide after-tax earnings (EAT growth). The floor relevant for variable compensation for Group-wide growth in EAT to be achieved was at least 6%, whereas the top relevant growth rate for this was set at 15% (cap). Besides, the members of the Management Board assuming Group functions and the members of the Management Board with regional responsibilities were evaluated in terms of the development of the respective cash flow within the Group or in the relevant regions during the period under review, with the targets subject to compensation being within a corridor of growth rates between 3% and 6% with reference to the respective cash flow. The growth rates achieved during the period under review in terms of regional operating earnings (regional EBIT) were moreover compensated for the respective Board members with regional responsibilities in each case within a target corridor between 13% and 19%.

As a rule, growth rates for after-tax earnings (EAT growth) for members of the Management Board with Group functions are compensated at a share of 80% in variable compensation and are thus weighted higher than for Board members having responsibility for regional earnings where the share is 60%. The achievement of the target for free cash flow is assessed at the uniform rate of 20% of variable compensation for all members of the Management Board; likewise, the valuation of operating earnings (EBIT margin) in the regions is weighted at 20% of the variable compensation component.

In 2009, the bonus component in principle consisted proportionately of cash payments (short-term) and a further share-based compensation component (long-term) to be paid by way of cash settlement based on the performance of the stock price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. Once the annual targets were or are achieved, the cash was or will be paid after the end of the respective fiscal year in which the target is achieved. The share-based compensation also to be granted yearly in these cases is subject to a several year vesting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement). The amount of cash payment of this share-based compensation correspond to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the several year vesting period, and is for that reason, attributed to the long-term incentive compensation components. The amount of the maximum achievable bonus for each of the members of the Management Board is capped.

In addition, a special bonus component applied in some cases for fiscal years 2006, 2007 and 2008 which was linked to the achievement of targets as measured only over this three-year period but whose payment to a certain extent is also subject to a vesting period of several years and consequently will take place up to 2012. This bonus component also included special components linked to the achievement of extraordinary financial targets related to special integration measures (e.g. in connection with the acquisition of Renal Care Group in the U.S.) and thus required the achievement of an extraordinary increase in earnings. The present report also reflects those payments based on this earlier bonus component but exercised and paid only in the year under review.

For fiscal years 2009 and 2008 the amount of cash payments of the management board of Fresenius Medical Care Management AG without long-term incentive components consisted of the following:

							Cash Compensation
	Non-Performance Related				Performance		(without long-term
	Compensation				Related Compensation		Incentive Components)
	Salary		Other1)		Bonus
	2009	2008	2009	2008	2009	2008	2009	2008
	in thousands		in thousands		in thousands		in thousands

Dr. Ben Lipps	$1,200	$1,200	$350	$297	$1,674	$1,417	$3,224	$2,914
Roberto Fusté	558	515	258	270	724	290	1,540	1,075
Dr. Emanuele Gatti	767	809	155	95	1,021	968	1,943	1,872
Rice Powell	750	750	39	44	1,210	1,053	1,999	1,847
Lawrence A. Rosen	372	589	110	126	247	750	729	1,465
Dr. Rainer Runte	530	486	42	42	629	644	1,201	1,172
Mats Wahlstrom	850	850	39	46	1,627	1,244	2,516	2,140

Total	$5,027	$5,199	$993	$920	$7,132	$6,366	$13,152	$12,485

1)	Includes, insurance premiums, private use of company cars, contributions to pension and health insurance and other benefits.

In addition to the aforementioned share-based compensation components with cash settlement, stock options under Stock Option Plan 2006 were granted as (further) components with long-term incentive effects in fiscal year 2009. The principles of Stock Option Plan 2006 are described in more detail in the Notes to Consolidated Financial Statements (see Note 15, “Stock Options — Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006”).

As of January 1, 2009, the Company still had three additional Employee Participation Programs secured by conditional capital which entitled their participants to convertible bonds or stock options, and from which, however, in fiscal year 2009 no further options could be issued. In continuation with these successful employee participation programs of the past fiscal years, Fresenius Medical Care AG & Co. KGaA implemented Stock Option Plan 2006 approved by resolution of the general meeting on May 9, 2006 and amended by resolution of the general meeting of May 15, 2007 (reflecting the share split 1: 3).

During 2009, a total of 2,585,196 stock options were granted under this Stock Option Plan, of which 348,600 were granted to the members of the Management Board.

For fiscal years 2009 and 2008 the number and value of stock options issued and the value of other share-based compensation with cash settlement is shown individually in the following table.

	Components with Long-term Incentive Effect
					Share-based
					Compensation with Cash
	Stock Options				Settlement		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	Number		in thousands		in thousands		in thousands

Dr. Ben Lipps	99,600	99,600	$1,086	$1,537	$475	$626	$1,561	$2,163
Roberto Fusté	49,800	49,800	543	768	176	—	719	768
Dr. Emanuele Gatti	49,800	49,800	543	768	340	260	883	1,028
Rice Powell	49,800	49,800	543	768	337	348	880	1,116
Lawrence A. Rosen	—	49,800	—	768	—	307	—	1,075
Dr. Rainer Runte	49,800	49,800	543	768	209	253	752	1,021
Mats Wahlstrom	49,800	49,800	543	768	—	395	543	1,163

Total	348,600	398,400	$3,801	$6,145	$1,537	$2,189	$5,338	$8,334

The stated values of the stock options granted to the members of the Management Board in fiscal year 2009 correspond to their fair value at the time of being granted, namely a value of $ 10.90 (€ 7.64) (2008 — $ 15.43/€ 9.80) per stock option. The exercise price for the stock options granted is $ 45.62 (€ 31.97) (2008 — $ 55.88/€ 35.49).

At the end of the fiscal year 2009, the members of the Management Board held a total of 2,041,121 stock options (2008: 2,159,720 stock options).

The development and status of stock options of the members of the Management Board in fiscal year 2009 are shown in more detail in the following table:

	Dr. Ben	Roberto	Dr. Emanuele	Rice	Lawrence	Dr. Rainer	Mats
	Lipps	Fusté	Gatti	Powell	A. Rosen	Runte	Wahlstrom	Total

Options outstanding at January 1, 2009

Number	818,411	291,276	276,276	177,177	227,604	207,753	161,223	2,159,720

Weighted average exercise price in $	35.40	35.47	36.16	43.58	40.68	42.56	46.59	38.26

Options granted during the fiscal year

Number	99,600	49,800	49,800	49,800	—	49,800	49,800	348,600

Weighted average exercise price in $	45.62	45.62	45.62	45.62	—	45.62	45.62	45.62

Options exercised during the fiscal year

Number	214,595	25,000	—	—	128,004	—	—	367,599

Weighted average exercise price in $	22.07	22.78	—	—	33.44	—	—	26.07

Weighted average share price in $	41.06	51.80	—	—	49.40	—	—	44.69

Options forfeited during the fiscal year

Number	—	—	—	—	99,600	—	—	99,600

Weighted average exercise price in $	—	—	—	—	49.99	—	—	49.99

Options outstanding at December 31, 2009

Number	703,416	316,076	326,076	226,977	—	257,553	211,023	2,041,121

Weighted average exercise price in $	40.97	38.15	37.67	44.13	—	43.23	46.46	41.20

Weighted average remaining contractual life in years	4.2	4.4	4.5	4.9	—	4.7	5.1	4.5

Range of exercise price in $	20.85 - 51.13	16.45 - 51.13	16.45 - 51.13	16.45 -51.13	—	20.69 - 51.13	29.19 - 51.13	16.45 - 51.13

Options exercisable at December 31, 2009

Number	404,616	166,676	176,676	77,577	—	108,153	61,623	995,321

Weighted average exercise price in $	35.27	28.70	28.37	35.35	—	35.71	41.10	33.36

Based on the targets achieved in fiscal year 2009, additional rights for share-based compensation with cash settlement totaling $1,537,296 (2008: $ 2,189,419) were earned, on the basis of which the number of share-based compensation rights is distributed. Since the actual distribution will not take place until March 2010, the specific number of shares of such share-based compensation rights will be determined by the Supervisory Board at that time by reference to the then current price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. Such number of shares will then serve as a basis and multiplier for calculating of the payment after the several year vesting period.

The amount of the total compensation of the Management Board of Fresenius Medical Care Management AG for fiscal years 2009 and 2008 in shown in the following table:

	Cash Compensation		Components with		Total Compensation
	(without long-term		long-term		(including long-term
	Incentive components)		Incentive Effect		Incentive Components)
	2009	2008	2009	2008	2009	2008
	in thousands		in thousands		in thousands

Dr. Ben Lipps	$3,224	$2,914	$1,561	$2,163	$4,785	$5,077
Roberto Fusté	1,540	1,075	719	768	2,259	1,843
Dr. Emanuele Gatti	1,943	1,872	883	1,028	2,826	2,900
Rice Powell	1,999	1,847	880	1,116	2,879	2,963
Lawrence A. Rosen	729	1,465	—	1,075	729	2,540
Dr. Rainer Runte	1,201	1,172	752	1,021	1,953	2,193
Mats Wahlstrom	2,516	2,140	543	1,163	3,059	3,303

Total	$13,152	$12,485	$5,338	$8,334	$18,490	$20,819

Compensation components with long-term incentive effects, i.e. stock options as well as share-based compensation with cash settlement, can be exercised only after the expiry of the specified vesting period. Their value is recognized over the vesting period as expense in the respective fiscal year of the vesting period. Share-based compensation expenses attributable to fiscal years 2009 and 2008 are shown in the following table:

			Expense
	Expense		for Long-term
	for Long-term		Incentive
	Incentive		Components		Total Expense
	Components		by Share-based		for
	with Equity		Compensation with		Share-based
	Instruments		Cash Settlement		Compensation
	2009	2008	2009	2008	2009	2008
	in thousands		in thousands		in thousands

Dr. Ben Lipps	$1,318	$1,188	$1,272	$796	$2,590	$1,984
Roberto Fusté	659	594	—	—	659	594
Dr. Emanuele Gatti	659	594	424	265	1,083	859
Rice Powell	659	594	805	488	1,464	1,082
Lawrence A. Rosen	(279)	594	(501)	385	(780)	979
Dr. Rainer Runte	659	594	508	340	1,167	934
Mats Wahlstrom	1,606	594	1,633	558	3,239	1,152

Total	$5,281	$4,752	$4,141	$2,832	$9,422	$7,584

Non-performance-related compensation components and the basic structures of performance-related compensation components have been agreed with the individual members of the Management Board in their employment contracts/service agreements. Stock options are granted to members of the Management Board on an annual basis by the Supervisory Board.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

There are individual contractual pension commitments for the Management Board members Roberto Fusté, Dr. Emanuele Gatti, Dr. Rainer Runte and Lawrence A. Rosen (the latter having left the Company with effect from August 31, 2009). Under these commitments, Fresenius Medical Care as of December 31, 2009 has aggregate pension obligations of $ 4,776,471 (at December 31, 2008: $ 3,354,178). Additions to pension obligations in fiscal year 2009 amounted to $ 983,407 (2008: $ 422,394). Each of the pension commitments provides for a pension and survivor benefit, depending on the amount of the recipient’s most recent basic salary, from age 65, or, in the case of termination because of professional or occupational incapacity, from the time of ending active work. The starting percentage of 30% increases with every year of service by 1.5 percentage points up to a maximum of 45%. 30% of the gross amount of any later income from an activity of the Management Board member is set off against the pension obligation. The acquired pro rata pension commitment of Mr. Lawrence A. Rosen became vested, after leaving the Company on August 31, 2009.

With the Chairman of the Management Board, Dr. Ben Lipps, there is an individual agreement instead of a pension provision, to the effect that, taking account of a non-compete covenant upon termination of his employment contract/service agreement with Fresenius Medical Care Management AG, he will be retained to render consulting services to the Company for a period of 10 years. The annual consideration for such services would amount to approximately 33% of the non-performance-linked compensation components paid to him in fiscal year 2009.

Under individual agreements, the Management Board members Dr. Emanuele Gatti and Rice Powell are entitled to benefits (severance payments, calculated on the basis of guaranteed simple annual income, based on the relevant basic salary) in the event that their employment with Fresenius Medical Care Management AG should end. Such severance payments will be reduced by one half of any additional compensation which the said Board members would be entitled to in connection with existing post-contractual non-compete covenants. The employment contracts of Board members contain no express provisions for the case of a change of control.

With Mr. Mats Wahlstrom, who resigned from the Management Board on December 31, 2009 it was agreed that all outstanding cash-settled share-based compensation related to the special bonus component from the years 2006 to 2008 became vested at the time of his resignation from the Board on December 31, 2009. It was agreed that he can exercise these rights at any date of his choice in February 2010. For the fiscal year Mr. Mats Wahlstrom is also entitled to receive payment for the agreed annual bonus component in accordance with the determinations of the Supervisory Board. It was further agreed with Mr. Mats Wahlstrom that he will render future services under a service contract with a U.S. subsidiary of the Fresenius Medical Care Group in the position of Senior Vice President of Fresenius Medical Care and will act as a senior advisor to the Chairman of the Management Board of Fresenius Medical Care Management AG for a period of five years. For this activity Mr. Mats Wahlstorm receives a separate contractual remuneration. It was also agreed that Mr. Wahlstrom shall remain entitled to all stock options granted while serving as a Board Member. The latter also applies in the case that Mr. Wahlstrom should resign from the Fresenius Medical Care Group.

Miscellaneous

In fiscal year 2009, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has concluded Directors&Officers liability insurance with an appropriate excess. To the extent that adjustments are to be made with respect to the excess on the basis of the German Act on the Appropriateness of Executive Board Compensation (VorstAG), such adjustments shall be made no later than the expiry of the transitional period on June 30, 2010. The aforementioned indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

Former members of the Management Board did not receive any compensation in fiscal year 2009.

Adjustments to System of Compensation of Members of the Management Board

In view of the revised requirements for the system of compensation of the Management Board arising from the German Act on the Appropriateness of Executive Board Compensation (VorstAG) which took effect on August 5, 2009, which requirements are applicable to all directors’ employment contracts/service agreements having been newly concluded or amended/adjusted in their provisions, the Supervisory Board of Fresenius Medical Care Management AG, in the context of the reorganization of responsibilities within the Management Board as of January 1, 2010, by resolution of December 8, 2009, resolved to apply an adjusted system of compensation of the members of the Management Board.

First of all, each member of the Management Board, as before, receives an annual fixed basic compensation to be paid out in twelve equal monthly installments, the amount of which is assessed differently depending on the member of the Management Board so as to reflect the particular individual tasks and responsibilities assumed by the various members of the Management Board.

In terms of the performance-related assessment of its variable compensation components, the new compensation model observes the principles described above under “Compensation of the Management Board”. This assessment includes the respective regional operating earnings (EBIT margin), growth in the net consolidated income (EAT growth) and the development of the Company-wide as well as regional cash flow before acquisitions (FCF). All figures are calculated from a comparison of budgeted figures with actually achieved figures.

Performance-related variable compensation is split into (i) a component which is paid out in cash after determination of the annual targets achieved (annual bonus), (ii) a share-based compensation component with cash settlement subject to a several years vesting period, and (iii) a further component with long-term incentive effects in the form of stock options. In determining the variable compensation, due care is exercised to ensure that the share of long-term incentive components accounts for at least 50% of the entire variable compensation. The achievement of the targets in terms of the aforementioned key ratios is assessed at 120% maximum and is subject to a fixed multiplier so as to provide for the possibility of limiting the variable compensation. As already in the past, the new compensation system contains a provision on capping the share-based compensation components in the event of extraordinary developments.

The amount of the basic compensation and the total compensation of the members of the Management Board was assessed giving particular regard to the relevant comparison values of other DAX companies and similar companies of comparable size and performance from the relevant industrial sector. In this regard, a conservative position below the respective mean value of comparative companies was chosen on average. In addition to this horizontal comparative view, due significance was also attached to the vertical (company-internal) comparative view. In this regard also the Company’s position is conservative relative to similar companies.

Overall, the selection of compensation-relevant ratios and their weighting within the compensation system was defined in such a way that, on the whole, a compensation structure is provided which is geared towards sustainable company development.

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

For the years 2009 and 2008 the compensation1) for the members of the supervisory boards were as follows:

	Fixed		Fixed
	compensation for		compensation for		Compensation for		Compensation for
	Supervisory Board		Supervisory Board		committee services		committee services
	at FMC		at FMC-AG		at FMC		at FMC-AG		Total
	Management AG		& Co. KGaA		Management AG		& Co. KGaA		compensation
	2009	2008	2009	2008	2009	20084)	2009	2008	2009	2008
	in thousand		in thousand		in thousand		in thousand		in thousand
Dr. Gerd Krick	$40	$40	$120	$120	$40	$20	$30	$30	$230	$210
Dr. Dieter Schenk	60	60	60	60	30	15	—	—	150	135
Dr. Ulf M. Schneider2)	160	160	—	—	50	25	—	—	210	185
Dr. Walter L. Weisman	40	40	40	40	30	15	50	50	160	145
John Gerhard Kringel5)	40	40	40	40	40	20	10	30	130	130
Dr. William P. Johnston	40	40	40	40	80	40	30	30	190	150
Prof. Dr. Bernd Fahrholz3)	—	—	80	80	—	—	30	30	110	110

Total	$380	$380	$380	$380	$270	$135	$150	$170	$1,180	$1,065

1)	Shown without VAT and withholding tax

2)	Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA; fixed compensation paid by FMC Management AG

3)	Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG; fixed compensation paid by FMC-AG & Co. KGaA

4)	at FMC Management AG level committees have been established in Q3 2008 only; hence, the respective compensation for 2008 was paid on a pro rata basis

5)	Member of Audit and Corporate Governance Committee of FMC-AG & Co. KGaA until Q2 2009

C.	Board Practices

For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Fresenius Medical Care Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see Item 6.A, “Directors, Senior Management and Employees — Directors and Senior Management,” above. For information regarding certain compensation payable to certain members of the general partner’s management board after termination of employment, see Item 6.B, “Directors, Senior Management and Employees — Compensation — Commitments to Members of Management for the Event of the Termination of their Employment.“above. The functions usually performed by a remuneration committee, particularly evaluation and assessment of the compensation of the members of the general partner’s Management Board, are performed by the Human Resources Committee of the general partner’s Supervisory Board, the members of which are Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick, Mr. William P. Johnston and Dr. Walter L. Weisman. Determination of the compensation system and of the compensation to be granted is to be made by the full Supervisory Board of Management AG. In 2009, the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA consisted of Dr. Gerd Krick, Prof. Dr. Bernd Fahrholz,

Dr. Walter L. Weisman (Chairman), Mr. William P. Johnston and Mr. John Gerhard Kringel (until his resignation from the committee in March 2009), all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s supervisory board in fulfilling its oversight responsibilities, primarily through:

•	overseeing management’s conduct of our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•	monitoring our internal controls risk program;

•	monitoring our corporate governance performance according to the German corporate governance codex;

•	monitoring the independence and performance of our outside auditors;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	reviewing the report of our general partner on relations with related parties and for reporting to the overall supervisory board thereon;

•	recommending the appointment of our independent auditors to audit our German statutory financial statements (subject to the approval by our shareholders at our Annual General Meeting) and approval of their fees;

•	retaining the services of our independent auditors to audit our U.S. GAAP financial statements and approval of their fees; and

•	pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we established a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including:

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

The supervisory board of our general partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the “RRAC”) whose members are Mr. William P. Johnston (Chairman), Mr. John Gerhard Kringel and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments.

D.	Employees

At December 31, 2009, we had 67,988 employees (full-time equivalents) as compared to 64,666 at December 31, 2008, and 61,406 at December 31, 2007. The 5% increase in 2009 was mainly due to the overall growth in our business. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2009	2008	2007

North America
Dialysis Care	35,188	33,694	32,087
Dialysis Products	6,916	6,752	7,007

	42,104	40,446	39,094

International
Dialysis Care	16,413	15,180	13,728
Dialysis Products	9,312	8,903	8,454

	25,725	24,083	22,182

Corporate	159	137	130
Total Company	67,988	64,666	61,406

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

As of December 31, 2009, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2009, Management Board members of the General Partner held options to acquire 2,041,121 ordinary shares of which options to purchase 995,321 ordinary shares were exercisable at a weighted average exercise price of €23.16 ($33.36) (see Item 6.B, “Directors, Senior Management and Employees — Compensation”). Those options expire at various dates between 2011and 2016.

Options to Purchase Our Securities

Stock Option and Other Share Based Plans

Incentive plan

In 2009, Management Board members were eligible for performance-related compensation that depended upon achievement of individual and common targets. The targets are based upon operating earnings (EBIT), net consolidated earnings (EAT) and its growth, as well as the development of cash flow, and are in part developed by a comparison with the previous year’s figures, budgeted figures and actually achieved figures. Targets are divided into Group level targets and those to be achieved in individual regions. For detailed information relating to targets and calculation of bonus payments, see Item 6.B above.

The bonus for fiscal year 2009 will, in principle, consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component was or will be paid after the end of 2009. The share-based component is subject to a several year vesting period, although a shorter period may apply in special cases. The amount of cash payment relating to the share-based component will correspond to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the several year vesting period. The amount of the maximum achievable bonus for each of the members of the Management Board is capped.

In 2006, Fresenius Medical Care Management AG adopted a performance related compensation plan for the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and share-based compensation based on the development of the stock price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured by reference to revenue growth, operating income, consolidated net income and cash flow development. These performance targets relate to a three-year period comprising the fiscal years 2007, 2008 and 2009 only. Annual targets have been achieved and the cash portion of the award has been paid after the end of the respective fiscal year. The share-based compensation portion has been granted but subject to a three-year vesting period. The amount of cash payment of the share-based compensation portion corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash.

The share-based compensation incurred under these plans for years 2009, 2008 and 2007 was $1,537, $2,189 and $4,595, respectively. Such share-based compensation paid to the members of the general partner’s management board is included in the amounts shown in the table entitled “Components with Long-Term Incentive Effect” in Item 6.B, Directors, Senior Management and Employees — Compensation — Compensation of the Management Board.”

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

On May 9, 2006, as amended on May 15, 2007 for a three-for-one share split (the “Share Split”), the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “Amended 2006 Plan”) was established by resolution of our annual general meeting with a conditional capital increase up to €15,000,000 subject to the issue of up to fifteen million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the Amended 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the Management Board of the General Partner, up to three million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to nine million options designated for managerial staff members of the Company and such subsidiaries. With respect to participants who are members of the General Partner’s Management Board, the general partner’s Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner’s Management Board has such authority with respect to all other participants in the Amended 2006 Plan.

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form to a KGaA and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2009, 2008, and 2007 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year’s grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, we have the right to reissue treasury shares or issue new shares.

During 2009, we awarded 2,585,196 options, including 348,600 to members of the Management Board of the General Partner, at a weighted average exercise price of $46.22 (€32.08), a weighted average fair value of $10.95 each and a total fair value of approximately $28.3 million which will be amortized on a straight line basis over the three-year vesting period. For information regarding options granted to each member of the general partner’s management board, see Item 6.B, “- Compensation of the Management Board” above.

Options granted under the Amended 2006 Plan to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

At December 31, 2009, we had awards outstanding under the terms of various prior stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. Following the Share Split, the convertible bonds have a par value of €0.85 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

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

At December 31, 2009, the Management Board members of the General Partner held 2,041,121 stock options for ordinary shares and employees of the Company held 9,852,942 stock options for ordinary shares with an average remaining contractual life of 5.01 years and 146,601 stock options for preference shares with an average remaining contractual life of 3.91 years with 146,601 exercisable preference options at a weighted average exercise price of $26.43 and 4,589,390 exercisable ordinary options at a weighted average exercise price of $36.40.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. However, persons who become “beneficial owners” of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Exchange act. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz), persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer in excess of €5,000 in any year. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply to option agreements (excluding the 3% threshold).

We have been informed that as of December 31, 2009, Fresenius SE owned approximately 36.0% of our Ordinary shares. In August 2008, an indirect wholly-owned subsidiary of Fresenius SE issued €554.4 million aggregate principal amount of Mandatory Exchangeable Bonds due 2011 with each bond having a nominal value of €50,000 (the “FSE Bonds”). Fresenius SE may redeem the FSE Bonds at or prior to maturity solely by delivery of our Ordinary shares. The actual number of ordinary shares deliverable by Fresenius SE upon redemption of the FSE Bonds will depend upon the exchange ratio for the FSE Bonds at the time of exchange, subject to an adjusted minimum exchange price of €32.34 and an adjusted maximum exchange price of €38.16. Upon maturity of the FSE Bonds, Fresenius SE’s holding of our Ordinary shares could decrease to between approximately 31% at the maximum exchange price and 30% at the minimum exchange price.

All of our ordinary shares have the same voting rights. However, as the sole shareholder of our general partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16.G, “Corporate Governance — Supervisory Board.”

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2009, 18,538,422 Ordinary ADSs, each representing one Ordinary share, were held of record by 4,864 U.S. holders and there were 84,341 Preference ADSs, each representing one Preference share, held of record by 1 U.S. holder. For more information regarding ADRs and ADSs see Item 10.B, “Memorandum and Articles of Association — Description of American Depositary Receipts.”

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

Based on the most recent information available, Else-Kröner-Fresenius Stiftung owns approximately 58% of the Fresenius SE Ordinary shares. See Item 7.B, “Related party transactions — Other interests,” below. According to Allianz Lebensversicherungs-AG, they hold between 5%-10% of the Fresenius SE Ordinary shares.

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

Real Property Lease

We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half of 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €16.6 million, which was approximately $23.1 million as of December 31, 2009, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. In December 2006, the Company exercised its option to renew the lease for manufacturing facilities and the other leases were amended to extend their terms and add renewal options.

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

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius Worldwide Dialysis, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•	to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•	to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•	to use “Fresenius Medical Care” as a trade name in the renal business

We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names. Fresenius SE’s ten-year covenant not to compete with us, granted in 1996, has expired, and Fresenius SE may use “Fresenius” in its corporate names if it is used in combination with one or more additional distinctive word or words, provided that the name used by Fresenius SE is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE share equally any royalties from licenses of the Biofine intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

We produce most of our products in our own facilities. However, Fresenius Kabi AG, a subsidiary of Fresenius SE, manufactures some of our products for us, principally dialysis concentrates and other solutions. These facilities are located in Germany, Brazil, France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation between the parties. During 2009, we sold products to Fresenius SE in the amount of $13.6 million. In 2009, we made purchases from Fresenius SE in the amount of $43.3 million.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

In January and February 2008, Baxter Healthcare Corporation and/or its parent corporation, Baxter International, Inc., issued recalls and suspended production of its sodium heparin injection products in response to reports of adverse patient reactions. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. Prior to the recalls, FMCH purchased a majority of its heparin requirements from Baxter. As a result of the recalls, APP Pharmaceuticals, Inc. (“APP Inc.”), is the only remaining U.S. supplier of FDA-approved heparin used in dialysis. APP Inc. has substantially increased FMCH’s acquisition costs for this product. On September 10, 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired APP Inc. The acquisition has had no impact on the purchase price of heparin. FMCH currently purchases heparin supplied by APP Inc. through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization (GPO) structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and health care providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2009, we acquired $31.3 million of heparin from APP Inc. through the GPO.

During the third quarter of 2009, we acquired production lines from Fresenius SE for a purchase price of $3.4 million, net of value added tax (VAT).

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2009, Fresenius SE and its affiliates charged us approximately $68.2 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing, patent administration and warehousing. For 2009 we charged approximately $13.5 million to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

We are party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which we or our subsidiaries may request and receive one or more advances up to an aggregate amount of $400 million during the period ending March 31, 2011. See Note 9 of the Notes to Consolidated Financial Statements, “Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties — Short-Term Borrowings from Related Parties.” During 2009, we received advances between €1.3 million and €72.0 million which carried interest at rates between 1.05% and 2.05% per annum. On December 31, 2009, the Company had no advances outstanding due to Fresenius SE. On August 19, 2009, the Company borrowed $2.2 million from the general partner at 1.335%, due August 19, 2010.

We were party to a German consolidated trade tax return with Fresenius SE and certain of its German subsidiaries for the fiscal years 1998-2001. During the second quarter of 2009, we reclassified an accounts payable relating to taxes payable by the Company in the amount of €77.7 million ($110 million at June 30, 2009) to Fresenius SE to short-term borrowings from related parties. Of this amount, €5.7 million ($8.3 million at December 31, 2009) was outstanding at December 31, 2009 and will be repaid in 2010 with an interest rate of 6%.

On November 7, 2008, we entered into a loan agreement with Fresenius SE under which we advanced Fresenius SE $50 million at 6.45% interest. The loan was fully repaid on April 30, 2009.

Other Interests

Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under our senior credit agreement in effect prior to our current 2006 Senior Credit Agreement. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius SE, is a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz Partnerschaft), which has provided legal services to Fresenius SE and Fresenius Medical Care. The portion of said legal services to Fresenius Medical Care for the period January 1, 2009 through September 30, 2009, has been approved by our supervisory board, with Dr. Schenk abstaining from the vote. Services for the fourth quarter 2009 will be reviewed in the first quarter 2010. During 2009, Noerr LLP was paid approximately $1.4 million for these services. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius SE. Dr. Schenk is also the chairman of the advisory board of Else-Kröner-Fresenius-Stiftung. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.”

Under the articles of association of FMC AG & Co. KGaA, we are obligated to pay Fresenius SE a guaranteed return on its capital investment in our general partner. See Item 1.6G, “Corporate Governance — The Legal Structure of FMC AG & Co. KGaA,” below.

General Partner Reimbursement

Management AG, the Company’s general partner, is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2009 was approximately $7.8 million for its management services during 2009 including $0.08 million as compensation for their exposure to risk as General Partner. The Company’s Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner’s invested capital (€1.5 million). See Item 16G “Governance — The Legal Structure of FMC-AG & Co. KGaA” below.

Item 8.  Financial information

The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.  Legal Proceedings

The information in Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings,” in Part III, Item 18 of this report is incorporated by this reference in response to this item. For information regarding certain tax audits and related claims, see Note 16 of the Notes to Consolidated Financial Statements, “Income Taxes.”

8.A.8.  Dividend Policy

We generally pay annual dividends on both our preference shares and our ordinary shares in amounts that we determine on the basis of Fresenius Medical Care AG & Co. KGaA’s prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our articles of association, the minimum dividend payable on the preference shares is €0.04 per share and, if we declare dividends, holders of our preference shares must receive €0.02 per share more than the dividend on an ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our preference shares before we pay dividends declared on our ordinary shares.

The general partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the Annual General Meeting in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

Our 2006 Senior Credit Agreement and outstanding euro notes, as well as the senior subordinated indentures relating to our trust preferred securities, restrict our ability to pay dividends. Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and the notes to our consolidated financial statements appearing elsewhere in this report discuss this restriction.

The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

Per Share Amount	2009	2008	2007

Preference share	€0.60	€0.56	€0.49
Ordinary share	€0.58	€0.54	€0.47

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2009 payable in 2010 of €0.63 per preference share and €0.61 per ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 11, 2010.

Except as described herein, holders of ADSs will be entitled to receive dividends on the ordinary shares and the preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars. See Item 10, “Additional Information —Description of American Depositary Receipts — Share Dividends and Other Distributions.” Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid on the preference shares and dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in “Item 10.E. Taxation”.

Item 9.  The Offer and Listing Details

A.4. and C. Information regarding the trading markets for price history of our stock

Trading Markets

The principal trading market for our ordinary shares and the preference shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares and preference shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary and preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see “Item 10.B. Memorandum and articles of association — Description of American Depositary Receipts.” However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in “Item 7.A. Major Shareholders”. Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996, the preference shares since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Official Market (Amtlicher Markt) of the Frankfurt Stock Exchange, which has been combined with another market and renamed as the Regulated Market (Regulierter Markt) as of November 1, 2007, and on the sub-segment Prime Standard of the Regulated Market. The Prime Standard is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

Since October 1, 1996, ADSs each originally representing one-third of an Ordinary share and, commencing June 15, 2007, each representing one Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each originally representing one-third of a Preference share and, commencing June 15, 2007, each representing one Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS/P. At December 31, 2009, there were 84,341 preference ADSs outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, the trading market for the preference ADSs is highly illiquid. In addition, in connection with the New Your Stock Exchange listing of our ADSs upon consummation of our transformation and the related conversion offer, the New York Stock Exchange advised us that if the number of publicly held preference ADSs falls below 100,000, which has occurred, the preference ADSs could be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is Bank of New York Mellon (the “Depositary”).

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the most significant of the six German stock exchanges. As of December 2009, the most recent figures available, the shares of more than 10,000 companies traded on the Regulated Market and the Regulated Unofficial Market of the Frankfurt Stock Exchange.

Trading on the floor of the Frankfurt Stock Exchange begins every business day at 9:00 a.m. and ends at 8:00 p.m., Central European Time (“CET”). In floor trading, lead brokers are responsible for price determination and quotation for the shares supported by them. The order book in which all buy and sell orders are compiled serves as their basis. Thereby, only one lead broker is in charge of each security. A performance measurement for price determination on the floor includes minimum requirements and therefore ensures

•	permanent quotation during trading hours

•	best price execution (in terms of spread and speed)

•	full execution.

Our shares are traded on Xetra®, the electronic trading system of the Deutsche Börse, in addition to being traded on the Frankfurt floor. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. CET. Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade except for trades executed on Xetra International Markets, the European Blue Chip segment of Deutsche Börse AG, which settle on the third business day following a trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelssüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) and other laws.

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares and the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. Since January 4, 1999, all shares on German stock exchanges trade in euro. All share prices have been adjusted to reflect our one-for-three share splits in June 2007.

As of February 19, 2010, the share prices for the Ordinary and Preference shares traded on the Frankfurt Stock Exchange were €37.28 and €29.70, respectively.

		Price per		Price per
		ordinary share (€)		preference share (€)
		High	Low	High	Low

2010	January	37.85	36.10	31.70	29.70
2009	December	37.70	35.90	31.90	30.50
	November	36.00	32.80	33.50	31.30
	October	33.90	31.90	33.00	30.90
	September	34.20	30.30	33.50	28.70
	August	32.80	30.00	33.00	29.90
2009	Fourth Quarter	37.71	31.86	33.46	30.50
	Third Quarter	34.20	30.03	34.00	28.72
	Second Quarter	32.19	27.64	30.00	25.24
	First Quarter	35.48	27.07	35.30	25.60
2008	Fourth Quarter	37.75	31.42	34.50	28.51
	Third Quarter	38.27	33.54	36.38	32.30
	Second Quarter	36.10	31.18	34.60	29.90
	First Quarter	39.10	29.73	37.60	28.31
2009	Annual	37.71	26.07	35.30	25.24
2008	Annual	39.10	29.73	37.60	28.31
2007	Annual	38.67	33.05	36.78	31.32
2006	Annual	36.30	27.50	33.83	25.03
2005	Annual	29.82	19.12	26.44	13.87

The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2009 was 1,040,200 shares and 1,144 shares, respectively. The foregoing numbers are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

As of February 19, 2010, the share prices for the Ordinary and Preference shares traded on the NYSE were $50.79 and $42.79, respectively.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE:

		Price per
		ordinary ADS ($)		Price per preference ADS ($)
		High	Low	High	Low

2010	January	54.60	50.40	45.60	42.70
2009	December	55.00	52.80	48.30	44.80
	November	54.30	48.50	49.60	45.70
	October	50.30	47.60	47.40	45.70
	September	50.30	43.40	49.20	45.00
	August	47.00	42.30	45.00	45.00
2009	Fourth Quarter	54.96	47.57	49.60	44.75
	Third Quarter	50.29	42.31	49.18	40.00
	Second Quarter	45.04	36.94	50.00	32.00
	First Quarter	47.67	35.66	43.00	35.00
2008	Fourth Quarter	52.22	39.84	50.00	28.87
	Third Quarter	59.01	50.49	54.00	40.00
	Second Quarter	56.25	49.53	48.00	45.00
	First Quarter	57.59	45.98	55.00	45.00
2009	Annual	54.96	35.66	50.00	32.00
2008	Annual	59.01	39.84	55.00	28.87
2007	Annual	56.70	43.69	53.50	40.00
2006	Annual	47.60	34.50	40.00	31.00
2005	Annual	35.22	25.09	31.20	18.16

Item 10.  Additional information

B.	Articles of Association

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

The following summary of the material provisions of our articles of association is qualified in its entirety by reference to the complete text of our articles of association. An English convenience translation of our articles of association has been filed with the Securities and Exchange Commission and can also be found on our website under www.fmc-ag.com. For a summary of certain other provisions of our Articles of Association relating to management by our general partner and required ownership of our share capital by the shareholder of our general partner, See Item 16.G, “Governance — the Articles of Association of FMC-AG & Co. KGaA” above.

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

General Information Regarding Our Share Capital

As of February 19, 2010, our share capital consists of €299,636,822, divided into 295,746,635 bearer ordinary shares without par value (Stückaktien) and 3,890,187 bearer non-voting preference shares without par value (Stückaktien). Our share capital has been fully paid in.

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

In addition, the general meeting of a stock corporation or of a partnership limited by shares may create conditional capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares as consideration to prepare a merger with another company, or (iii) shares offered to members of the management board or employees of the company or of an affiliated company. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the conditional capital may not exceed half or, in the case of conditional capital created for the purpose of issuing shares to members of the management board and employees, 10% of the company’s share capital at the time of the resolution.

In a partnership limited by shares all resolutions increasing the capital of the partnership limited by shares also require the consent of the general partner for their effectiveness.

Voting Rights

Each ordinary share entitles the holder thereof to one vote at general meetings of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at an ordinary general or an extraordinary general meeting of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our articles of association. By statute, Fresenius SE as shareholder of the general partner is not entitled to vote its ordinary shares in the election or removal of members of the supervisory board of FMC-AG & Co. KGaA, the ratification of the acts of the general partners and members of the supervisory board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of the management of the Company, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius SE’s voting rights may not be exercised by any other person.

Our preference shares do not have any voting rights, except as otherwise regulated by law. If we do not pay the minimum annual dividend payable on the preference shares for any year in the following year, and we do not pay both the dividend arrearage and the dividend payable on the preference shares for such following year in full in the next following year, then the preference shares shall have the same voting rights as the ordinary shares (one vote for each share held or for each ADS held) until all preference share dividend arrearages are fully paid up. In addition, holders of preference shares are entitled to vote on most matters affecting their preferential rights, such as changes in the rate of the preferential dividend. Any such vote requires the affirmative vote of 75% of the votes cast in a meeting of holders of preference shares.

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

General Meeting

Our annual general meeting must be held within the first eight months of each fiscal year at the location of FMC-AG & Co. KGaA’s registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. To attend the general meeting and exercise voting rights, shareholders must register for the general meeting and prove ownership of shares. The relevant reporting date is the beginning of the 21st day prior to the general meeting.

Amendments to the Articles of Association

An amendment to our articles of association requires both a voting majority of 75% of the shares entitled to vote represented at the general meeting and the approval of the general partner.

Description of American Depositary Receipts

General

The Bank of New York Mellon, a New York banking corporation, is the depositary for our ordinary shares and preference shares. Each American Depositary Share (ADS) represents an ownership interest in one ordinary share or one preference share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the ADS holders of the applicable class from time to time. Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates called American depositary receipts or ADRs. ADSs may also be uncertificated. If ADSs are issued in uncertificated form, owners will receive periodic statements from the depositary showing their ownership of ADSs.

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

As of December 31, 2009, we had 84,341 preference share ADSs outstanding. Accordingly, while the preference share ADSs remain listed on the New York Stock Exchange, the trading market for the preference share ADSs is highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference share ADSs falls below 100,000 preference share ADSs could be delisted.

The following is a summary of the material terms of the deposit agreements. Because it is a summary, it does not contain all the information that may be important to investors. Except as specifically noted, the description covers both ordinary share ADSs and preference share ADSs. For more complete information, investors should read the entire applicable deposit agreement and the form of ADR of the relevant class which contains the terms of the ADSs. Investors may obtain a copy of the deposit agreements at the SEC’s Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. Electronic copies of the deposit agreements are also available on the website maintained by the SEC, www.sec.gov.

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

Fees and Expenses

For information regarding fees and expenses payable by holders of ADSs and amounts payable by the Depository to the Company, see Item 12.D, “American Depositary Shares.”

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

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreements expressly limit our obligations and the obligations of the depositary. They also limit our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the applicable deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the applicable deposit agreement;

•	are not liable if we or it exercises discretion permitted under the applicable deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the applicable deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

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

Independent Directors

Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the supervisory board of FMC-AG & Co. KGaA or as a member of the supervisory board of Management AG. If an independent director resigns, is removed, or is otherwise unable or unwilling to serve in that capacity, a new person shall be appointed to serve as an independent director in accordance with the provisions of the articles of association of the general partner, and the pooling arrangements, if as a result of the resignation or removal the number of independent directors falls below the required minimum. The provisions of the pooling agreement relating to independent directors are in addition to the functions of the joint committee established in connection with the transformation of our legal form and conversion of our preference shares, and are also in addition to the requirement of Rule 10A-3 under the Securities Exchange Act of 1934 that our audit committee be composed solely of independent directors as defined in that rule.

Extraordinary Transactions

Under the pooling arrangements, we and our affiliates on the one hand, and Management AG and Fresenius SE and their affiliates on the other hand, must comply with all provisions of German law regarding: any merger, consolidation, sale of all or substantially all assets, recapitalization, other business combination, liquidation or other similar action not in the ordinary course of our business, any issuance of shares of our voting capital stock representing more than 10% of our total voting capital stock outstanding, and any amendment to our articles of association which adversely affects any holder of ordinary shares or preference shares, as applicable.

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

Listing of American Depositary Shares; SEC Filings

During the term of the pooling agreement, Fresenius SE has agreed to use its best efforts to exercise its rights as the direct or indirect holder of the general partner interest in Fresenius Medical Care AG & Co. KGaA to cause us to, and we have agreed to:

•	maintain the effectiveness of (i) the deposit agreement for the ordinary shares, or a similar agreement, and to assure that the ADSs evidencing the ordinary shares are listed on either the New York Stock Exchange or the Nasdaq Stock Market and (ii), while the preference ADSs are eligible for listing on the New York Exchange or the Nasdaq Stock Market, the deposit agreement for the preference shares, or a similar agreement, and to assure that, if eligible for such listing, the ADSs evidencing the preference shares are listed on either the New York Stock Exchange or the Nasdaq Stock Market;

•	file all reports, required by the New York Stock Exchange or the Nasdaq Stock Market, as applicable, the Securities Act, the Securities Exchange Act of 1934, as amended, and all other applicable laws;

•	prepare all financial statements required for any filing in accordance with generally accepted accounting principles of the U.S. (“U.S. GAAP”);

•	on an annual basis, prepare audited consolidated financial statements in accordance with U.S. GAAP, and, on a quarterly basis, prepare and furnish to the SEC consolidated financial statements prepared in accordance with U.S. GAAP under cover of form 6-K or a comparable successor form;

•	furnish materials with the SEC with respect to annual and special shareholder meetings under cover of Form 6-K and make the materials available to the depositary for distribution to holders of ordinary share ADSs and, if we maintain a preference share ADS facility, to holders of preference share ADSs at any time that holders of preference shares are entitled to voting rights; and

•	make available to the depositary for distribution to holders of ADSs representing our ordinary shares and, if we maintain a preference share ADS facility, ADSs representing our preference shares on an annual basis, a copy of any report prepared by the supervisory board or the supervisory board of the general partner and provided to our shareholders generally pursuant to Section 314(2) of the German Stock Corporation Act, or any successor provision. These reports concern the results of the supervisory board’s examination of the managing board’s report on our relation with affiliated enterprises.

Term

The pooling arrangements will terminate if:

•	Fresenius SE or its affiliates acquire all our voting shares;

•	Fresenius SE’s beneficial ownership of our outstanding share capital is reduced to less than 25%;

•	Fresenius SE or an affiliate of Fresenius SE ceases to own the general partner interest in FMC-AG & Co. KGaA; or

•	we no longer meet the minimum threshold for obligatory registration of the ordinary shares or ADSs representing our ordinary shares and the preference shares or ADSs representing our preference shares, as applicable, under Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, and Rule 12g-1 thereunder.

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

Directors and Officers Insurance

Subject to any mandatory restrictions imposed by German law, FMC-AG has obtained and FMC-AG & Co. KGaA will continue to maintain directors and officers insurance in respect of all liabilities arising from or relating to the service of the members of the supervisory board and our officers, subject to legally mandated deductibles. We believe that our acquisition of that insurance is in accordance with customary and usual policies followed by public corporations in the U.S.

C.	Material contracts

For information regarding certain of our material contracts, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions.” For a description of our stock option plans, see “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Options to Purchase our Securities.” For a

description of our 2006 Senior Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see Notes 9 and 10 of the Notes to Consolidated Financial Statements.

Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co., a description of which appears in Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings,” and the merger agreement among us, FMCH and RCG. For a description of our license and distribution agreements for injectable iron products, see Note 7 of the Notes to Consolidated Financial Statements, “Intangible Assets and Goodwill.”

D.	Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders.

At the present time, Germany does not restrict the export or import of capital, except for certain restrictions on transactions based on international embargo or terror prevention resolutions concerning for example Iraq, Iran, the Democratic Republic of Korea, Myanmar, or Sudan. However, the Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie) may — in exceptional cases — review and prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company resident outside of the European Union or the European Free Trade Area if such acquisition constitutes a material threat to the public security or order. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500. In addition, residents must report any claims against, or any liabilities payable to, non-residents individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 million at the end of any month.

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

Germany and the United States of America have agreed on a Protocol amending the existing Income Tax Treaty. On December 28, 2007, the Protocol entered into force. The Protocol is effective in respect of withholding taxes for amounts paid on or after January 1, 2007. Changes related to other taxes on income became effective on January 1, 2008.

Investors should consult their tax advisors with respect to the particular United States federal and German tax consequences applicable to holding ADSs of FMC-AG & Co.KGaA.

Tax Treatment of Dividends

German corporations are required to withhold tax on dividends paid to resident and non-resident shareholders. The German Business Tax Reform 2008 increased the withholding tax rate on dividends to 25% (plus solidarity surcharges) starting January 1, 2009. Also effective January 1, 2009 for corporate non-German holders, forty percent (40%) of the withheld and remitted withholding tax may be refunded upon application at the German Federal Tax Office (at the address noted below), which would generally result in a net withholding of 15% (plus solidarity surcharge). The entitlement of corporate non-German holders to further reductions of the withholding tax under an applicable income tax treaty remains unaffected. A partial refund of this withholding tax can be obtained by U.S. holders under the U.S.-German Tax Treaty (“Treaty”). For U.S. federal income tax purposes, U.S. holders are taxable on dividends paid by German corporations subject to a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against U.S. federal income tax depend on whether the U.S. holder is a corporation owning at least 10% of the voting stock of the German corporation (“Holder 1”).

In the case of any U.S. holder (“Holder 2”) other than a Holder 1, the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In this case, for each $100 of gross dividend that we pay to a Holder 2, the dividend is subject to withholding tax of $26.38, $11.38 which is refunded, resulting in a net tax of $15. For U.S. foreign tax credit purposes, the U.S. holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the foreign tax credit or the deduction for taxes paid.

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

In the case of a Holder 1, the 26.375% German withholding tax is reduced under the Treaty to 5% of the gross amount of the dividend. Such a holder may, therefore, apply for a refund of German withholding tax in the amount of 21.375% of the gross amount of the dividends. A corporate U.S. holder will generally not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Subject to certain complex limitations, a U.S. holder is generally entitled to a foreign tax credit equal to the portion of the withholding tax that cannot be refunded under the Treaty.

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

Under the Treaty the refund of German tax, including the withholding tax, Treaty payment and solidarity surcharge, will not be granted when the ADSs are part of the business property of a U.S. holder’s permanent establishment located in Germany or are part of the assets of an individual U.S. holder’s fixed base located in Germany and used for the performance of independent personal services. In this case, however, withholding tax and solidarity surcharge may be credited against German income tax liability.

Refund Procedures

To claim a refund under the Treaty, the U.S. holder must submit a claim for refund to the German tax authorities, with the original bank voucher, or certified copy thereof issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German Federal Tax Office: Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany. The claim refund forms may be obtained from the German Federal Tax Office at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundeszentralamt für Steuern (www.bzst.bund.de).

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

U.S. holders of ADSs who receive a refund attributable to reduced withholding taxes under the Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund received by the U.S. holders differs from the dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received by the depositary or the U.S. holder, as the case may be.

Taxation of Capital Gains

Under the Treaty, a U.S. holder who is not a resident of Germany for German tax purposes will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs unless the ADSs are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

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

We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in these annual reports are prepared in conformity with U.S. GAAP. Our annual and quarterly reports to our shareholders are posted under “Publications” on the “Investor Relations” page of our website at http://www.fmc-ag.com. In furnishing our web site address in this report, however, we do not intend to incorporate any information on our web site into this report, and any information on our web site should not be considered to be part of this report.

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

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, “Key Information — Risk Factors.” Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement Rates

We obtained approximately 33% of our worldwide revenue for 2009 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future. See Item 4.B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement” and “— Health Care Reform.”

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

Inflation

The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, a major portion of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

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

The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2009. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2009, and the credit risk inherent to those contracts with positive market values as of December 31, 2009. All contracts expire within 35 months after the reporting date.

Foreign Currency Risk Management

December 31, 2009
(USD in millions)
Nominal amount

						Credit
	2010	2011	2012	Total	Fair value	risk

Purchase of EUR against US$	$309	697	—	$1,006	$7	$9
Sale of EUR against US$	85	—	—	85	(1)	—
Purchase of EUR against others	595	39	—	634	(2)	9
Sale of EUR against others	40	—	—	40	—	—
Others	55	7	—	62	1	3

Total	$1,084	743	—	$1,827	$5	$21

A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The European Central Bank (“ECB”) determines such rates (“Reference Rates”) based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily at 2:15 p.m. (CET). In preparing our consolidated financial statements and in converting certain U.S. dollar amounts in this report, we have used the following Year’s Average Reference Rate of $1.3948 or Year’s Close Reference Rate of $1.4406 per €1.00.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

2005 US$ per EUR	1.3507	1.1667	1.2442	1.1797
2006 US$ per EUR	1.3331	1.1826	1.2558	1.3170
2007 US$ per EUR	1.4874	1.2893	1.3705	1.4721
2008 US$ per EUR	1.5990	1.2460	1.4713	1.3917
2009 US$ per EUR	1.5120	1.2555	1.3948	1.4406

The Reference Rate on February 19, 2010 was $1.3626 per €1.00.

Foreign Exchange Sensitivity Analysis

In order to estimate and quantify the transaction risks from foreign currencies, the Company considers the cash flows reasonably expected for the three months following the reporting date as the relevant assessment basis for a sensitivity analysis. For this analysis, the Company assumes that all foreign exchange rates in which the Company had unhedged positions as of the reporting date would be negatively impacted by 10%. By multiplying the calculated unhedged risk positions with this factor, the maximum possible negative impact of the foreign exchange transaction risks on the Company’s results of operations would be $7 million.

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

We enter into interest rate swap agreements that are designated as cash flow hedges effectively converting the major part of variable interest rate payments due on our 2006 Senior Credit Agreement denominated in U.S. dollars into fixed interest rate payments. Those swap agreements, all of which expire at various dates between 2010 and 2012, in the notional amount of $2.40 billion, effectively fix the Company’s variable interest rate on the majority of its U.S. dollar-denominated loans at an average interest rate of 4.29% plus an applicable margin. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2009, the negative fair value of these agreements is $106 million.

The table below presents principal amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

Interest Rate Exposure

December 31, 2009
(in millions)

									Fair Value
									Dec. 31,
	2010		2011	2012	2013	2014	There-after	Totals	2009

FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement		$134	1,550	1,142	379			$3,205	$3,113
Variable interest rate = 1.37%
Accounts receivable securitization programs		$214						$214	$214
Variable interest rate = 0.41%
EIB loans	$				84			$84	$84
Variable interest rate = 0.38%
FLOATING RATE € DEBT
Principal payments on Senior Credit Agreement	$		317					$317	$317
Variable interest rate = 1.19%
Euro Notes 2009/2012	$			172				$172	$174
Variable interest rate = 6.019%
Euro Notes 2009/2014	$			5	5	34		$44	$45
Variable interest rate = 6.519%
EIB loan	$					130		$130	$130
Variable interest rate = 0.695%
FIXED RATE US$ DEBT
Company obligated mandatorily redeemable preferred securities of subsidiaries
Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.875% / issued in 2001	$		224					$224	$233
Senior Notes 2007/2017; fixed interest rate = 6.875%	$						493	$493	$499
FIXED RATE € DEBT
Company obligated mandatorily redeemable preferred securities of subsidiaries
Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.375% / issued in 2001	$		432					$432	$455
Euro Notes 2009/2012	$			51				$51	$57
Fixed interest rate = 7.4065%
Euro Notes 2009/2014	$			3	3	15		$21	$24
Fixed interest rate = 8.3835%
INTEREST RATE DERIVATIVES
US$ Payer Swaps Notional amount		$250	1,000	1,150				$2,400	$(106)
Average fixed pay rate = 4.29%		4.28%	4.10%	4.45%				4.29%
Receive rate = 3-month $LIBOR

All variable interest rates dipicted above are as of December 31, 2009

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

Item 12.  Description of Securities other than Equity Securities

D.	American Depositary Shares

For a description of our American Depositary Shares, see Item 10B, “Additional Information — Articles of Association — Description of American Depositary Receipts.”

D.3.  Fees and expenses

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

D.4.	Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

Under the fee agreement between us and the depositary, the depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the depositary. From January 1, 2009 to February 19, 2010, we received from the depositary $21,075, $48,205 and $69,420 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility and legal fees.

Fees to be Paid in the Future

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for its continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial statements, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotion activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

As of December 31, 2009, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2009 is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-4.

Item 15C.	Attestation report of the registered public accounting firm

The attestation report of KPMG with respect to Management’s Report on Internal Control Over Financial Reporting appears at page F-4.

Item 15D.	Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2009, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has determined that each of Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman and Mr. William P. Johnston qualifies as an independent audit committee financial expert and is “independent” as defined in Rule 10A-3 under the Exchange Act, in accordance with the provisions of Item 16A of Form 20-F.

Item 16B.	Code of Ethics

In 2003, our Management Board adopted through our worldwide compliance program a code of ethics, titled the Code of Business Conduct, which as adopted applied to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. After the transformation of legal form, our Code of Business Conduct applies to the members of the Management Board of our general partner and all Company employees, including senior officers. A copy of the Company’s Code of Business Conduct is available on our website under “Our Company — Compliance” at:

http://www.fmc-ag.com/Code_of_Conduct.htm

Item 16C.	Principal Accountant Fees and Services.

In the annual general meeting held on May 7, 2009, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2009 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2009	2008
	(in thousands)

Audit fees	$9,838	$10,405
Audit related fees	187	103
Tax fees	909	1,046

Total	$10,934	$11,554

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our German statutory and U.S. GAAP consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control are included in Audit Fees. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Our supervisory board engages our independent auditors to audit these financial statements, in consultation with our Audit and Governance Committee and subject to approval by our shareholders at our AGM in accordance with German law. We also prepare financial statements in accordance with U.S. GAAP, which are included in registration statements and reports that we file with the Securities and Exchange Commission. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in “Item 6C. Directors, Senior Management and Employees - Board Practices.” In 2003, Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Consulting Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount.

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

During 2009, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.148 million.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our equity securities during the fiscal year covered by this report.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

Introduction

American Depositary Shares representing our Ordinary shares and our Preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Instead, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German Corporate Governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (“AktG”) including capital market related laws, the German Codetermination Act (“MitBestG”) and the German Corporate Governance Code which was adopted in 2002 and revised periodically thereafter by the German government commission, most recently in June 2009. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a partnership limited by shares, or KGaA, management by our general partner, certain provisions of our Articles of Association and the role of our supervisory board in monitoring the management of our company by the general partner. It includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

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

The general partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the general partner will be compensated for all outlays in connection with conducting the business of the Company, including the remuneration of members of the general partner’s management board and supervisory board. See “The Articles of Association of FMC-AG & Co. KGaA — Organization of the Company” below. FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The general partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. AG & Co. KGaA. This payment of €60,000 per annum constitutes a guaranteed return on Fresenius SE’s investment in the share capital of Management AG. This payment is required for tax reasons, to avoid a constructive dividend by the general partner to Fresenius SE in the amount of reasonable compensation for undertaking liability for the obligations of Fresenius Medical Care AG & Co. KGaA. FMC AG & Co. KGaA will also reimburse the general partner for the remuneration paid to the members of its management board and its supervisory board. See Item 7.B, “Major Shareholders and Related Party Transactions.”

The status of the general partner or partners in a KGaA is stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the general meeting and (iii) the independence of the general partner from the influence of the KGaA shareholders as a collective body (See “General Meeting”, below). Because Fresenius SE is the sole shareholder of Management AG, the general partner, Fresenius SE has the sole power to elect the supervisory board of Management AG which appoints the members of the management board of Management AG, who act on behalf of the general partner in the conduct of the company’s business and in relations with third parties.

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

The general partner’s supervisory board appoints the members of the general partner’s management board and supervises and advises them in managing the Company. The general partner’s management board conducts the business activities of our Company in accordance with the rules of procedure adopted by the general partner’s supervisory board pursuant to the German Corporate Governance Code. The relationship between the Management AG supervisory board and the Management AG management board is substantially similar to the governance provisions at FMC-AG prior to the transformation. In particular, under the articles of association of Management AG, the same transactions are subject to the consent of the supervisory board of Management AG as previously required the consent of the supervisory board of FMC-AG. These transactions include, among others:

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

Five of the six members of the supervisory board of FMC-AG & Co. KGaA are also members of the supervisory board of Management AG. The Company and Fresenius SE have entered into a pooling agreement requiring that at least one-third (and not less than two) members of the general partner’s supervisory board be “independent directors” — i.e., persons without a substantial business or professional relationship with the Company, Fresenius SE, or any affiliate of either, other than as a member of the supervisory board of the Company or the general partner. (See Item 10.B, “Additional Information — Articles of Association — Description of the Pooling Arrangements.”)

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

Although Fresenius SE will not be able to vote in the election of FMC-AG & Co. KGaA’s supervisory board, Fresenius SE will nevertheless retain influence on the composition of the supervisory board of FMC-AG & Co. KGaA. Because (i) four of the six former members of the FMC-AG supervisory board continue to hold office as four of the six current members of the supervisory board of FMC-AG & Co. KGaA (except for Dr. Ulf M. Schneider and Mr. William P. Johnston) and (ii) in the future, the FMC-AG & Co. KGaA supervisory board will propose future nominees for election to its supervisory board (subject to the right of shareholders to make nominations), Fresenius SE is likely to retain de facto influence over the selection of the supervisory board of FMC-AG & Co. KGaA. However, under our articles of association, a resolution for the election of members of the supervisory board requires the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the need to apply for court appointment of members to the supervisory board after the end of the terms of the members in office.

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

FMC-AG & Co. KGaA’s annual financial statements are submitted to the Company’s shareholders for approval at the Company’s general meeting. Except for making a recommendation to the general meeting regarding such approval, this matter is not within the competence of the supervisory board.

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

General Meeting

The annual general meeting is the resolution body of the KGaA shareholders. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a Company-nominated proxy acting on their instructions. Among other matters, the general meeting of a KGaA approves its annual financial statements. The internal procedure of the general meeting corresponds to that of the general meeting of a stock corporation. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or proposals for the Company auditors.

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

Under German law, resolutions may be adopted by the vote of a majority of the shares present at the meeting. Therefore, based on Fresenius SE’s ownership of approximately 36.0% of the Company’s voting ordinary shares, as long as less than approximately 72.0% of the Company’s ordinary shares are present at a meeting, Fresenius SE will continue to possess a controlling vote on most matters presented to the shareholders, other than election of the supervisory board and the matters subject to a ban on voting as set forth below, at least until the Company would issue additional ordinary shares in a capital increase in which Fresenius SE would not participate.

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

Articles of Association of Management AG

As a separate corporation, FMC AG & Co. KGaA’s general partner, Management AG, has its own articles of association.

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

Directors’ Share Dealings

According to article 15a of the German Securities Trading Act (Wertpapierhandelsgesetz,), members of the Management and Supervisory Boards or other employees in management positions are required to inform the Company when buying or selling our shares and related financial instruments if the volume exceeds €5,000 within a single year. We publish the information received in these reports on our web site in accordance with the regulations as well as in our Annual Report to Shareholders.

Comparison with U.S. and NYSE Governance Standards and Practices

The listing standards of the NYSE require that independent directors of a U.S. domestic listed company meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Several of these concepts are addressed (but not mandated) by the German Corporate Governance Code (the “Code”) issued by the German Federal Ministry of Justice. The most recent version of the Code is dated June 18, 2009. While the Code’s governance rules applicable to German corporations are not legally binding, companies failing to comply with the Code’s recommendations must disclose publicly how and for what reason their practices differ from those recommended by the Code. A convenience translation of our most recent annual “Declaration of Compliance” under the Code, will be posted on our web site, www.fmc-ag.com on the Investor Relations page under “Corporate Governance/Declaration of Compliance” together with our declarations for prior years. Some of the Code’s recommendations address the independence and qualifications of supervisory board members. Specifically, the Corporate Governance Code recommends that the supervisory board should take into account potential conflicts of interest when nominating candidates for election to the supervisory board. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. For nominations for the election of members of the Supervisory Board, care shall be taken that the Supervisory Board, at all times, is composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks. The only recommendations with which we do not currently comply are the imposition of age limits for service on the Supervisory Board and the Management Board and payment of performance related compensation (including components based on the enterprise’s long-term performance) to members of the Supervisory Board. We believe that any such age limit would limit our selection of qualified candidates for service on the Supervisory Board. Furthermore, we currently pay only fixed compensation to the members of the Supervisory Board; however, the possible introduction of performance-related compensation to the members of the Supervisory Board, linked to the success of the Company, is still under review. The Corporate Governance Code furthermore includes the suggestion that supervisory board members meet without any representatives of the management board attending, whenever necessary. Deviations from this recommendation are, however, not required to be disclosed publicly.

As noted in the Introduction, as a company listed on the NYSE, we are required to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934. The NYSE’s listing standards applicable to U.S. domestic listed companies require that such companies also maintain a nominating committee to select nominees to the board of directors and a compensation committee, each consisting solely of directors who are “independent” as defined in the NYSE’s governance rules.

In contrast to U.S. practice, with one exception, German corporate law does not mandate the creation of specific supervisory board committees. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The German Stock Corporation Act provides that the supervisory board may establish, and the German Corporate Governance Code recommends that a supervisory board establish an audit committee to handle the formal engagement of the company’s independent auditors once they have been approved by the general meeting of shareholders. Under the Corporate Governance Code, the audit committee would also address issues of accounting, risk management and auditor independence and, under the Stock Corporation Act, an audit committee should supervise the effectiveness of the internal control system, the risk management system and the internal audit function. Our Audit and Corporate Governance Committee within the supervisory board of FMC-AG & Co. KGaA functions in each of these areas and also serves as our audit committee as required by Rule 10A-3 under the Exchange Act and the NYSE rules. As sole shareholder of our general partner, Fresenius SE elects the supervisory board of our general partner (subject to the requirements of our pooling agreement discussed above). In practice, many supervisory boards have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. At the present time, these functions are carried out by our general partner’s supervisory board, as a whole assisted, with respect to compensation matters, by its Human Resources Committee. We have also established a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) together with Fresenius SE and our general partner, Management AG, of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures.

For information regarding the members of our Audit and Corporate Governance Committee as well as the functions of the Audit and Corporate Governance Committee, the Joint Committee, our general partner’s Regulatory and Reimbursement Assessment Committee and our general partner’s Human Resources Committee, see Item 6.C, “Directors, Senior Management and Employees — Board Practices.”

PART III

Item 17.	Financial Statements

Not applicable. See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The information called for by this item commences on Page F-1.

Item 19.	Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the “Registrant”) is filing the following exhibits

1.1 Articles of Association (Satzung) of the Registrant (Incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of April 2009, filed April 9, 2009).

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

2.4 (Intentionally Omitted.)

2.5 (Intentionally Omitted.)

2.6 Indenture dated as of July 2, 2007 by and among FMC Finance III S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee relating to the 6 7/8% Senior Notes due 2017 of FMC Finance III S.A (Incorporated by reference to Exhibit 4.3 to the Report on Form 6-K furnished to the SEC by Registrant on August 2, 2007).

2.7 Form of Note Guarantee for 6 7/8% Senior Note due 2017 (included in Exhibit 2.4). (Incorporated by reference to Exhibit 4.3 to the Report on Form 6-K furnished to the SEC by Registrant on August 2, 2007).

2.8 Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated February 12, 1998 (Incorporated by reference to Exhibit no. 4.41 to the Registration Statement on Form F-4 of Fresenius Medical Care AG (“FMC-AG”) et al filed August 2, 2001, Registration No. 333-66558).

2.9 First Amendment to Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated June 5, 2001 (Incorporated by reference to Exhibit No. 4.42 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.10 Declaration of Trust of Fresenius Medical Care Capital Trust V, dated June 1, 2001 (Incorporated by reference to Exhibit No. 4.43 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.11 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust IV, dated as of June 6, 2001 (Incorporated by reference to Exhibit No. 4.44 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.12 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust V, dated as of June 15, 2000 (Incorporated by reference to Exhibit No. 4.45 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.13 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of June 6, 2001, among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit No. 4.46 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.14 Senior Subordinated Indenture (Euro denominated) dated as of June 15, 2001, among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (Incorporated by reference to Exhibit No. 4.47 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.15 Guarantee Agreement dated as of June 6, 2001 between FMC — AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust IV (Incorporated by reference to Exhibit No. 4.48 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.16 Guarantee Agreement dated as of June 15, 2001 between FMC — AG and State Street Bank and Trust Company as Trustee, with respect to Fresenius Medical Care Capital Trust V (Incorporated by reference to Exhibit No. 4.49 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.17 Agreement as to Expenses and Liabilities between FMC — AG and Fresenius Medical Care Capital Trust IV dated as of June 6, 2001 (Incorporated by reference to Exhibit No. 4.50 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.18 Agreement as to Expenses and Liabilities between FMC — AG and Fresenius Medical Care Capital Trust V dated as of June 15, 2001 (Incorporated by reference to Exhibit No. 4.51 to the Registration Statement on Form F-4 of FMC — AG et al filed August 2, 2001, Registration No. 333-66558).

2.19 First Supplemental Indenture dated as of December 23, 2004 among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (incorporated by reference to Exhibit No. 2.28 to the Annual Report of FMC — AG for the year ended December 31, 2004 filed March 1, 2005).

2.20 Fifth Amended and Restated Transfer and Administration Agreement dated as of November 17, 2009 by and among NMC Funding Corporation, as transferor, National Medical Care, Inc., as initial collection agent, Paradigm Funding LLC, and other conduit investors party thereto, the financial institutions party thereto, The Bank of Nova Scotia, Barclays Bank PLC, Bayeriche Landesbank, New York Branch, Calyon New York Branch and Royal Bank of Canada, as administrative agents, and WestLB AG, New York Branch, as administrative agent and as agent (filed herewith).

2.21 Amended and Restated Receivables Purchase Agreement dated October 16, 2008 between National Medical Care, Inc. and NMC Funding Corporation (incorporated by reference to Exhibit 10.1 to the Form 6-K of the Registrant for the six months ended June 30, 2009, furnished August 5, 2009).(1)

2.22 Amendment No. 1 dated November 17, 2009 to Amended and Restated Receivables Purchase Agreement (filed herewith).

2.23 Bank Credit Agreement dated as of March 31, 2006 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia,

Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit No. 4.1 to the Form 6-K of the Registrant for the three months ended March 31, 2006 furnished May 17, 2006).(2)

2.24 Term Loan Credit Agreement dated as of March 31, 2006 among and the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.2 to the Form 6-K of the Registrant for the three month period ended March 31, 2006 furnished May 17, 2006).(2)

2.25 Amendment No. 1 dated as of June 26, 2007 to Bank Credit Agreement dated as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).

2.26 Amendment No. 1 dated as of June 26, 2007 to Term Loan Credit Agreement dated as of March 31, 2006 among and the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (Incorporated by reference to Exhibit 4.2 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).

2.27 Amendment No. 2 dated as of January 31, 2008 to Bank Credit Agreement dated as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (Incorporated by reference to Exhibit 2.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on February 20, 2009).

2.28 Amendment No. 2 dated as of January 31, 2008 to Term Loan Credit Agreement dated as of March 31, 2006 among and the Company, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Company as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (Incorporated by reference to Exhibit 2.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008 filed on February 20, 2009).

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

4.23 Sourcing and Supply Agreement dated October 13, 2006, by and among Amgen, Inc., Amgen USA, Inc., and Fresenius Medical Care Holdings, Inc. (Incorporated by reference to Exhibit 4.18 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).(1)

4.24 Amendment No. 1 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.2 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(2)

4.25 Amendment No. 2 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.3 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(2)

4.26 Amendment No. 3 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.4 the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(2)

4.27 Amendment No. 4 to Sourcing and Supply agreement dated effective October 1, 2006, among Fresenius Medical Care Holdings, Inc. Amgen Inc. and Amgen USA Inc. (Incorporated by reference to Exhibit 10.5 to the Report on Form 6-K furnished to the SEC by FMC-KGaA on August 2, 2007).(2)

4.28 Settlement Agreement dated as of February 6, 2003 by and among FMC-AG, Fresenius Medical Care Holdings, National Medical Care, Inc., the Official Committee of Asbestos Personal Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. (incorporated by reference to Exhibit No. 10.18 on Form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002 filed March 17, 2002).

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

4.32 License, Distribution, Manufacturing and Supply Agreement by and between Luitpold Pharmaceuticals, Inc., American Regent, Inc., and Fresenius USA Manufacturing, Inc., dated June, 2008 (Incorporated by reference to Exhibit 10.1 to the Report of Form 6-K furnished to the SEC FMC-KGaA on November 5, 2008).(2)

4.33 First Amendment dated September 13, 2008 to the License, Distribution, Manufacturing and Supply Agreement by and between Luipold Pharmaceuticals, Inc., American Regent, Inc., and Fresenius USA Manufacturing, Inc., dated September, 2008 (Incorporated by reference to Exhibit 10.2 to the Report of Form 6-K furnished to the SEC by FMC-KGaA on November 5, 2008).(2)

8.1 List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational Structure.”

11.1 Code of Business Conduct. A copy of the Registrant’s Code of Business Conduct is available on the Registrant’s web site at: http://www.fmc-ag.com/Code_of_Conduct.htm.

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

101 The following financial statements as of and for the year ended December 31, 2009 from FMC-AG & Co. KGaA’s Report on Form 20-F for the month of February 2010, formatted in XBRL (eXtensible Business Language Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text.

(1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and file separately with the Securities and Exchange Commission.

(2)	Confidential treatment has been granted as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 24, 2010

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:

fresenius medical care management ag,
its general partner

By:
/s/
DR. BEN J. LIPPS
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:
/s/
MICHAEL BROSNAN
Name: Michael Brosnan

Title:	Chief Financial Officer and Member
of the Management Board of the
General Partner

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

As of December 31, 2009, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2009.

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

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 24, 2010
Fresenius Medical Care AG & Co. KGaA,
a partnership limited by shares, represented by:

fresenius medical care management ag, its
General Partner

By: /s/ DR. BEN LIPPS
Name:     Dr. Ben Lipps

Title:	Chief Executive Officer and Chairman
of the Management Board of the
General Partner

By: /s/ MICHAEL BROSNAN
Name: Michael Brosnan

Title:	Chief Financial Officer and member
of the Management Board of the
General Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fresenius Medical Care’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2010 expressed an unqualified opinion on the effective operation of internal control over financial reporting.

Frankfurt am Main, Germany

February 24, 2010

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the internal control over financial reporting of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care’s management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 24, 2010 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 24, 2010

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2009	2008	2007

Net revenue:
Dialysis Care	$8,350,233	$7,737,498	$7,213,000
Dialysis Products	2,897,244	2,874,825	2,507,314

	11,247,477	10,612,323	9,720,314
Costs of revenue:
Dialysis Care	5,945,724	5,547,615	5,130,287
Dialysis Products	1,470,241	1,435,860	1,234,232

	7,415,965	6,983,475	6,364,519

Gross profit	3,831,512	3,628,848	3,355,795
Operating expenses:
Selling, general and administrative	1,982,106	1,876,177	1,709,150
Research and development	93,810	80,239	66,523

Operating income	1,755,596	1,672,432	1,580,122
Other (income) expense:
Interest income	(21,397)	(24,811)	(28,588)
Interest expense	321,360	361,553	399,635

Income before income taxes	1,455,633	1,335,690	1,209,075
Income tax expense	490,413	475,702	453,765

Net income	965,220	859,988	755,310
Less: Net income attributable to Noncontrolling interests	74,082	42,381	38,180

Net income attributable to FMC-AG & Co. KGaA	$891,138	$817,607	$717,130

Basic income per ordinary share	$2.99	$2.75	$2.43

Fully diluted income per ordinary share	$2.99	$2.74	$2.42

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
For the years ended December 31,
(in thousands, except share data)

	2009	2008	2007

Net Income	$965,220	$859,988	$755,310

Gain (loss) related to cash flow hedges	30,082	(108,240)	(88,374)
Actuarial gains (losses) on defined benefit pension plans	9,708	(28,551)	35,729
Foreign currency translation	82,545	(168,336)	146,308
Income tax (expense) benefit related to components of other comprehensive income	(18,971)	55,692	21,891

Other comprehensive income (loss), net of tax	103,364	(249,435)	115,554

Total comprehensive income	$1,068,584	$610,553	$870,864
Comprehensive income attributable to Noncontrolling interests	75,886	45,108	47,440

Comprehensive income attributable to FMC-AG & Co. KGaA	$992,698	$565,445	$823,424

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,	December 31,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$301,225	$221,584
Trade accounts receivable less allowance for doubtful accounts of $266,449 in 2009 and $262,836 in 2008	2,285,909	2,176,316
Accounts receivable from related parties	272,886	175,525
Inventories	821,654	707,050
Prepaid expenses and other current assets	729,306	607,399
Deferred taxes	316,820	324,123

Total current assets	4,727,800	4,211,997

Property, plant and equipment, net	2,419,570	2,236,078
Intangible assets	859,195	846,496
Goodwill	7,511,434	7,309,910
Deferred taxes	64,749	92,805
Other assets	238,567	222,390

Total assets	$15,821,315	$14,919,676

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$362,407	$366,017
Accounts payable to related parties	277,429	239,243
Accrued expenses and other current liabilities	1,335,553	1,288,433
Short-term borrowings and other financial liabilities	316,344	683,155
Short-term borrowings from related parties	10,440	1,330
Current portion of long-term debt and capital lease obligations	157,634	455,114
Income tax payable	116,978	82,468
Deferred taxes	32,930	28,652

Total current liabilities	2,609,715	3,144,412

Long-term debt and capital lease obligations, less current portion	4,427,921	3,957,379
Other liabilities	307,112	319,602
Pension liabilities	147,327	136,755
Income tax payable	215,921	171,747
Deferred taxes	427,530	426,299
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely
Company-guaranteed debentures of subsidiaries	656,096	640,696

Total liabilities	8,791,622	8,796,890
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,884,328 issued and outstanding	4,343	4,240
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 295,746,635 issued and outstanding	365,672	363,076
Additional paid-in capital	3,389,111	3,293,918
Retained earnings	3,111,530	2,452,332
Accumulated other comprehensive (loss) income	(49,724)	(151,284)

Total FMC-AG & Co. KGaA shareholders’ equity	6,820,932	5,962,282

Noncontrolling interests	208,761	160,504
Total equity	7,029,693	6,122,786

Total liabilities and equity	$15,821,315	$14,919,676

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2009	2008	2007

Operating Activities:
Net income	$965,220	$859,988	$755,310
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	457,085	415,671	363,330
Change in deferred taxes, net	22,002	133,047	1,177
(Gain) loss on sale of investments	(1,250)	(24,049)	913
Loss on sale of fixed assets	1,308	2,985	2,703
Compensation expense related to stock options	33,746	31,879	24,208
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(41,994)	(241,967)	(62,735)
Inventories	(88,933)	(94,112)	(72,825)
Prepaid expenses, other current and non-current assets	(147,105)	(84,089)	(6,623)
Accounts receivable from related parties	(144,224)	(32,747)	56,538
Accounts payable to related parties	138,506	64,999	(78,803)
Accounts payable, accrued expenses and other current and non-current liabilities	71,092	(17,040)	113,960
Income tax payable	73,164	1,833	102,421

Net cash provided by operating activities	1,338,617	1,016,398	1,199,574

Investing Activities:
Purchases of property, plant and equipment	(573,606)	(687,356)	(572,721)
Proceeds from sale of property, plant and equipment	11,730	13,846	29,668
Acquisitions and investments, net of cash acquired,
and net purchases of intangible assets	(188,113)	(276,473)	(263,395)
Proceeds from divestitures	51,965	58,582	29,495

Net cash (used in) investing activities	(698,024)	(891,401)	(776,953)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	107,192	176,104	96,995
Repayments of short-term borrowings and other financial liabilities	(169,175)	(183,210)	(107,793)
Proceeds from short-term borrowings from related parties	18,830	168,641	43,554
Repayments of short-term borrowings from related parties	(118,422)	(169,573)	(46,071)
Proceeds from long-term debt and capital lease obligations (net of	709,540	458,951	516,762
debt issuance costs of $16,703 in 2007)
Repayments of long-term debt and capital lease obligations	(566,241)	(135,492)	(486,513)
Redemption of trust preferred securities	—	(678,379)	—
(Decrease) increase of accounts receivable securitization program	(325,000)	454,000	(181,000)
Proceeds from exercise of stock options	72,394	43,887	46,934
Repurchase of preferred stock	—	—	(7,660)
Dividends paid	(231,940)	(252,395)	(188,407)
Distributions to Noncontrolling interests	(68,004)	(38,592)	(27,469)
Contributions from Noncontrolling interests	12,699	—	—

Net cash (used in) financing activities	(558,127)	(156,058)	(340,668)

Effect of exchange rate changes on cash and cash equivalents	(2,825)	7,955	3,727

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	79,641	(23,106)	85,680
Cash and cash equivalents at beginning of period	221,584	244,690	159,010

Cash and cash equivalents at end of period	$301,225	$221,584	$244,690

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the years ended December 31, 2009, 2008 and 2007
(in thousands, except share data)

								Total
							Accumulated	FMC-AG &
	Preference Shares		Ordinary Shares		Additional		Other	Co. KGaA
	Number of	No par	Number of	No par	paid in	Retained	comprehensive	shareholders’	Noncontrolling
	shares	value	shares	value	capital	earnings	income (loss)	equity	interests	Total

Balance at December 31, 2006	3,711,435	$4,098	291,449,673	$359,527	$3,153,556	$1,358,397	$(5,416)	$4,870,162	$75,158	$4,945,320
Proceeds from exercise of options and related tax effects	66,652	93	1,336,910	1,857	43,880	—		45,830		45,830
Compensation expense related to stock options	—	—	—	—	24,208	—		24,208		24,208
Dividends paid	—	—	—	—	—	(188,407)		(188,407)	(27,469)	(215,876)
Purchase/ sale of Noncontrolling interests								—	5,628	5,628
Contributions from Noncontrolling interests								—	5,057	5,057
Net income	—	—	—	—	—	717,130		717,130	38,180	755,310
Other comprehensive income (loss)							106,294	106,294	9,260	115,554

Comprehensive income	—	—	—	—	—	—	106,294	823,424	47,440	870,864

Balance at December 31, 2007	3,778,087	$4,191	292,786,583	$361,384	$3,221,644	$1,887,120	$100,878	$5,575,217	$105,814	$5,681,031

Proceeds from exercise of options and related tax effects	32,453	49	1,145,453	1,692	40,395	—		42,136	—	42,136
Compensation expense related to stock options	—	—	—	—	31,879	—		31,879	—	31,879
Dividends paid	—	—	—	—	—	(252,395)		(252,395)	(38,592)	(290,987)
Purchase/ sale of Noncontrolling interests								—	31,000	31,000
Contributions from Noncontrolling interests								—	17,174	17,174
Net income	—	—	—	—	—	817,607		817,607	42,381	859,988
Other comprehensive income (loss)							(252,162)	(252,162)	2,727	(249,435)

Comprehensive income	—	—	—	—	—	—	(252,162)	565,445	45,108	610,553

Balance at December 31, 2008	3,810,540	4,240	293,932,036	363,076	3,293,918	2,452,332	(151,284)	5,962,282	160,504	6,122,786

Proceeds from exercise of options and related tax effects	73,788	103	1,814,599	2,596	64,585	—	—	67,284	—	67,284
Compensation expense related to stock options	—	—	—	—	33,746	—		33,746	—	33,746
Dividends paid	—	—	—	—	—	(231,940)		(231,940)	(61,499)	(293,439)
Purchase/ sale of Noncontrolling interests					(3,138)			(3,138)	25,477	22,339
Contributions from Noncontrolling interests								—	8,393	8,393
Net income	—	—	—	—	—	891,138		891,138	74,082	965,220
Other comprehensive income (loss)							101,560	101,560	1,804	103,364

Comprehensive income	—	—	—	—	—	—	101,560	992,698	75,886	1,068,584

Balance at December 31, 2009	3,884,328	$4,343	295,746,635	$365,672	$3,389,111	$3,111,530	$(49,724)	$6,820,932	$208,761	$7,029,693

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

Basis of Presentation

On July 1, 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Accounting Standards Codificationtm (“ASC”) 105, Generally Accepted Accounting Principles (originally issued as FASB Statement No. 168-FASB accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles). ASC 105 establishes the FASB ASC as the exclusive authoritative reference for nongovernmental United States generally accepted accounting principles (“U.S. GAAP”) for use in financial statements issued for interim and annual periods ending after September 15, 2009, except for SEC rules and interpretive releases, which are also authoritative GAAP for SEC registrants. This divides nongovernmental U.S. GAAP into the authoritative ASC and guidance that is nonauthoritative. The contents of the ASC carry the same level of authority, eliminating the four-level GAAP hierarchy previously set forth in FASB Statement No. 162, which has been superseded by the ASC. The ASC supersedes or makes nonauthoritative all other existing non-grandfathered, non-SEC accounting literature and reporting standards not included in the ASC. The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

The Company evaluated the financial statements for subsequent events through the date of the submission of this 20-F to the Securities and Exchange Commission. See Note 2.

Income tax expense in the amount of $13,440 and $11,887 for the years ended December 31, 2008 and 2007, in the prior year’s comparative consolidated financial statements has been reclassified to income attributable to noncontrolling interests to conform with the current year’s presentation.

Summary of Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include all companies in which the Company has legal or effective control. In addition, the Company consolidates variable interest entities (“VIEs”) for which it is deemed the primary beneficiary. In accordance with current accounting principles, the Company also consolidates certain clinics that it manages. The equity method of accounting is used for investments in associated companies (20% to 50% owned). Noncontrolling interests represent the proportionate equity interests of owners in the Company’s consolidated entities that are not wholly owned. All significant intercompany transactions and balances have been eliminated.

The Company entered into various arrangements with certain dialysis clinics to provide management services, financing and product supply. A group of these clinics has negative equity and are unable to provide their own funding, therefore the Company has agreed to fund their operations for at least a six year period. The funding carries no interest but the Company is entitled to a pro rata share of profits, if any, and has a right of first refusal in the event the owners sell the business or assets. These clinics are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated. They generated approximately $87,999,

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

$88,508, and $79,164 in revenue in 2009, 2008, and 2007, respectively. The table below shows the carrying amounts of the assets and liabilities of these VIEs:

Trade accounts receivable, net	$31,060
Other current assets	11,576
Property, plant and equipment, intangible assets & other non-current assets	8,921
Goodwill	18,941
Accounts payable, accrued expenses and other liabilities	(25,108)
Non-current loans to related parties	(4,016)
Equity	(41,375)

b) Cash and Cash Equivalents

Cash and cash equivalents comprise cash funds and all short-term, liquid investments with original maturities of up to three months.

c) Allowance for Doubtful Accounts

Estimates for the allowances for accounts receivable from the dialysis care business are based mainly on past collection history. Specifically, the allowances for the North America services division are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the International Segment and the products business are based on estimates and consider various factors, including aging, debtor and past collection history.

d) Inventories

Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value (see Note 5). Costs included in inventories are based on invoiced costs and/or production costs as applicable. Included in production costs are material, direct labor and production overhead, including depreciation charges.

e) Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 6). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 12 years and 3 to 15 years for machinery and equipment with a weighted average life of 10 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2009, 2008, and 2007 was $10,395, $8,723, and $5,323, respectively.

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

Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives because, based on an

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their average useful life of 8 years. Technology is amortized over its useful life of 15 years. Licenses to manufacture, distribute and sell pharmaceutical drugs are amortized over their average useful life of 10 years. The U.S. intravenous iron products distribution and manufacturing agreement is amortized over its 10 year contractual license period based upon the annual estimated units of sale of the licensed product. All other intangible assets are amortized over their weighted average useful lives of 6 years. The average useful life of all amortizable intangible assets is 9 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

To perform the annual impairment test of goodwill, the Company identified its reporting units and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. A reporting unit is usually defined one level below the segment level based on regions or legal entities. Two reporting units were identified in the segment North America (Renal Therapy Group and Fresenius Medical Services). The segment International is divided into two reporting units (Europe and Latin America), while only one reporting unit exists in the segment Asia Pacific.

In a first step, the Company compares the fair value of a reporting unit to its carrying amount. Fair value is determined using estimated future cash flows for the unit discounted by a weighted average cost of capital (“WACC”) specific to that reporting unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a corresponding growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company’s business which, due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services, has been largely independent from the economic cycle. The reporting units’ respective expected growth rates for the period beyond ten years are: Renal Therapy Group 1%, Fresenius Medical Services 1%, Europe 0%, Latin America 4%, and Asia Pacific 4%. The discount factor is determined by the WACC of the respective reporting unit. The Company’s WACC consists of a basic rate of 6.45% for 2009. The basic rate is then adjusted by a country-specific risk rate within each reporting unit. In 2009, WACCs for the reporting units ranged from 6.45% to 12.05%.

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

g) Derivative Financial Instruments

Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see Note 19). Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlyings are recognized periodically in earnings. The effective portion of changes in fair value of cash flow hedges is recognized in accumulated other comprehensive income (loss) in shareholders’ equity. The ineffective portion of cash flow hedges is recognized in earnings immediately. The change in fair value of derivatives that do not qualify for hedge accounting are recorded in the income statement and usually offset the changes in value recorded in the income statement for the underlying asset or liability.

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

A minor portion of International Segment product revenues is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. In this type of contract, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue, including the mark-up, on the sale of disposables. In certain other contracts of this type, the contract is structured as a sales type lease whereby ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for sales type leases.

Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction (e.g. sales tax) is excluded from revenues and reported on a net basis.

j) Research and Development expenses

Research and development expenses are expensed as incurred.

k) Income Taxes

The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as on consolidation procedures affecting net income and tax loss carryforwards which are more likely than not to be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 16).

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

Approximately 33%, 35%, and 36% of the Company’s worldwide revenues were earned and subject to regulations under governmental health care programs, Medicare and Medicaid, administered by the United States government in 2009, 2008, and 2007, respectively.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

s) Employee Benefit Plans

The Company recognizes the underfunded status of its defined benefit plans, measured as the difference between plan assets at fair value and the benefit obligation, as a liability. Changes in the funded status of a plan, net of tax, resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost will be recognized through accumulated other comprehensive income in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. The Company uses December 31 as the measurement date when measuring the funded status of all plans.

t) Stock Option Plans

Effective January 1, 2006, the Company adopted the provisions of the accounting standards for share-based payments using the modified prospective transition method (see Note 15). Under this transition method, compensation cost recognized in 2006 and subsequent years includes applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006, and (b) compensation cost for all stock-based payments subsequent to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of these standards.

u) Recent Pronouncements

Recently Implemented Accounting Statements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06 (“ASU 2010-06”), an update for ASC (see “Basis of Presentation”, above) 820-10, Fair-Value Measurements and Disclosures, resulting in new disclosure requirements with regard to the following areas:

•	Fair-value measurements are to be disaggregated by class, as opposed to the current disclosure requirement of by major category

•	Disclosure of significant transfers of assets and liabilities in and/or out of Level 1 and Level 2, in addition to transfers in and/or out of the Level 3 category

•	Purchases, sales, issuances, and settlements of Level 3 assets and liabilities are to be disclosed separately

•	Disclosure of the valuation techniques and inputs used to determine fair value for Level 2 and Level 3 fair-value measurements, as well as changes in valuation techniques used and the reasons for the changes

The disclosures required under ASU 2010-06 are effective for reporting periods beginning after December 15, 2009, with the exception of the disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity, which are effective for fiscal years beginning after December 31, 2010, and for interim periods within those fiscal years. Early adoption is permitted for the additional disclosures. The Company adopted all disclosures required under this update as of December 31, 2009.

Recently Issued Accounting Statements

In June 2009, the FASB issued Accounting Standards Update 2009-17 (“ASU 2009-17”) (originally issued as FASB Statement No. 167), ASC 810, Consolidations — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 requires reporting entities to evaluate former Qualifying Special Purpose Entities (“QSPE”) for consolidation and changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest. In addition, ASU 2009-17 increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. ASU 2009-17 also requires additional year-end and interim disclosures about risks related to continuing involvement in transferred financial assets.

The amendments contained in ASU 2009-17 are effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. All former QSPEs and other variable interest entities will need to be reevaluated under the amended consolidation requirements as of

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

the beginning of the first annual reporting period that begins after November 15, 2009. Early adoption is prohibited. The Company will implement the amendments prescribed by ASU 2009-17 as of January 1, 2010.

In June 2009, the FASB issued Accounting Standards Update 2009-16 (“ASU 2009-16”) (originally issued as FASB Statement No. 166), ASC 860, Transfers and Servicing — Accounting for Transfers of Financial Assets. ASU 2009-16 eliminates the QSPE concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. ASU 2009-16 also requires additional year-end and interim disclosures about risks related to variable interest entities.

ASU 2009-16 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. ASU 2009-16’s disclosure requirements must be applied to transfers that occurred before and after its effective date. Early adoption is prohibited. The Company will adopt provisions of ASU 2009-16 as of January 1, 2010.

2.	Subsequent Event

On January 20, 2010, the Company’s wholly owned subsidiary, FMC Finance VI S.A (“Finance VI”), issued €250,000 ($353,300 at date of issuance) of senior unsecured notes (the “5.50% Senior Notes”) with a coupon of 5.50% at an issue price of 98.6636%. The 5.50% Senior Notes have a yield to maturity of 5.75% and are due July 15, 2016. Finance VI may redeem the 5.50% Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have a right to request that Finance IV repurchase the 5.50% Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the rating of the 5.50% Senior Notes. Proceeds were used to repay short-term indebtedness and for general corporate purposes. The 5.50% Senior Notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

3.	Acquisitions

RSI Acquisition

On November 26, 2007, the Company completed the acquisition of all the common stock of Renal Solutions, Inc. (“RSI”), an Indiana corporation with principal offices in Warrendale, PA. The RSI acquisition agreement provided for total consideration of up to $203,666, consisting of $20,000 previously advanced to RSI in the form of a loan, $99,854 paid at closing, $60,000 paid in November, 2008, $3,572 receivable related to a working capital adjustment which was received in 2008, and up to $30,000 in milestone payments over a three year period contingent upon the achievement of certain performance criteria, of which $20,000 was paid in 2009. In 2007, the Company recorded a liability of $27,384 representing the net present value of the $30,000 milestone payments. At December 31, 2009, the net book value of the remaining liability was $9,488. The purchase price was allocated to goodwill ($159,386), intangible assets ($34,480) and other net assets ($9,800). RSI holds key patents and other intellectual property worldwide related to sorbent-based technology (“SORB”). SORB technology purifies potable water to dialysate quality and allows dialysis for up to 8 hours with only 6 liters of potable water through a process of dialysate regeneration and toxin adsorption. This regeneration capability significantly reduces the water volume requirement for a typical hemodialysis treatment and is an important step in advancing home hemodialysis and helping to create a potential platform for eventual development of a wearable kidney.

The assets and liabilities of all acquisitions were recorded at their estimated fair values at the dates of the acquisitions and are included in the Company’s Consolidated Financial Statements and operating results from the effective date of acquisition.

4.	Related Party Transactions

a) Service Agreements and Leases

The Company is party to service agreements with Fresenius SE, the sole stockholder of its General Partner and its largest shareholder with approximately 36.0% ownership of the Company’s voting shares, and certain affiliates of Fresenius SE that are not also subsidiaries of the Company to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services,

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

tax services and treasury management services. Fees for these services are negotiated by the involved parties based on requested service volume and full absorption cost plus a 5% mark-up. For the years 2009, 2008, and 2007, amounts charged by Fresenius SE to the Company under the terms of these agreements are $68,234, $59,038, and $44,143, respectively. The Company also provides certain services to Fresenius SE and certain affiliates of Fresenius SE, including research and development, central purchasing, patent administration and warehousing. The fees for these services are negotiated on the same basis as the fees for services provided to the Company by Fresenius SE. The Company charged $13,540, $9,798, and $9,784 for services rendered to Fresenius SE in 2009, 2008, and 2007, respectively.

Under operating lease agreements for real estate entered into with Fresenius SE, the Company paid Fresenius SE $23,109, $23,485, and $19,211 during 2009, 2008, and 2007, respectively. The majority of the leases expires in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2009, 2008, and 2007 was $7,783, $9,230, and $10,348, respectively, for its management services during those years and included $84, $88, and $82 as compensation for their exposure to risk as General Partner for 2009, 2008, and 2007, respectively. The Company’s Articles of Association set the annual compensation for assuming unlimited liability at 4% of the amount of the General Partner’s invested capital (€1,500).

b) Products

During the years ended December 31, 2009, 2008, and 2007, the Company sold products to Fresenius SE for $13,601, $36,704 and $34,133 respectively. During 2009, 2008, and 2007, the Company made purchases from Fresenius SE in the amount of $43,320, $45,084 and $52,280 respectively.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Inc., through a group purchasing organization (“GPO”). In September 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired 100% of APP Inc. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. In the twelve-month periods ended December 31, 2009 and 2008, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $31,300 and $19,564, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

c) Financing Provided by and to Fresenius SE

The Company receives short-term financing from and provides short-term financing to Fresenius SE.

On August 19, 2009, the Company borrowed $2,161 (€1,500) from its General Partner at 1.335%, due on August 19, 2010.

During the second quarter 2009, the Company reclassified an account payable to Fresenius SE in the amount of €77,745 ($109,885 at June 30, 2009) from account payable to related parties to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. Of this amount, €5,747 ($8,279 at December 31, 2009) was outstanding at December 31, 2009 and will be repaid in 2010 with an interest rate of 6%. Interest expense incurred on the €71,998 of the loan repaid in 2009 was $4,313 (€3,092).

See Note 9 for further information on the short-term borrowings from related parties balance at December 31, 2009.

In addition to the above, there was $1,330 owed to Fresenius SE at December 31, 2008 which was repaid in 2009.

On November 7, 2008, the Company entered into a loan agreement with Fresenius SE whereby it advanced Fresenius SE $50,000 at 6.45% interest which was due and repaid on April 30, 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

d) Other

During the third quarter of 2009 the Company acquired production lines from Fresenius SE for a purchase price of $3,416, net of value added tax (VAT).

The Chairman of the Company’s Supervisory Board is also the Chairman of the Supervisory Board of Fresenius SE. He is also a member of the Supervisory Board of the Company’s General Partner.

The Vice Chairman of the Company’s Supervisory Board is a member of the Supervisory Board of Fresenius SE and Vice Chairman of the Supervisory Board of the Company’s General Partner. He is also a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $1,445, $1,098, and $969 in 2009, 2008, and 2007, respectively. Five of the six members of the Company’s Supervisory Board, including the Chairman and Vice Chairman, are also members of the Supervisory Board of the Company’s General Partner.

5.	Inventories

As of December 31, 2009 and 2008, inventories consisted of the following:

	2009	2008

Raw materials and purchased components	$154,599	$145,756
Work in process	63,683	60,960
Finished goods	481,047	385,607
Health care supplies	122,325	114,727

Inventories	$821,654	$707,050

During the first quarter, 2009, inventory adjustments led to an increase in value of inventory at January 1, 2009, of $23,327 and a corresponding reduction in costs of revenues sold during the three month period ending March 31, 2009.

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $2,414,214 of materials, of which $407,889 is committed at December 31, 2009 for 2010. The terms of these agreements run 1 to 9 years.

Inventories as of December 31, 2009 and 2008 include $34,788 and $35,143, respectively, of Erythropoietin (“EPO”), which is supplied by a single source supplier in the United States. In October 2006, the Company entered into a five-year exclusive sourcing and supply agreement with its EPO supplier. Revenues from EPO accounted for approximately 21%, 20%, and 21% of total dialysis care revenue in the North America segment for 2009, 2008, and 2007, respectively. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company.

6.	Property, Plant and Equipment

As of December 31, 2009 and 2008, property, plant and equipment consisted of the following:

	2009	2008

Land and improvements	$44,837	$40,156
Buildings and improvements	1,727,681	1,535,017
Machinery and equipment	2,630,925	2,352,344
Machinery, equipment and rental equipment under capitalized leases	29,557	22,718
Construction in progress	259,711	238,583

	4,692,711	4,188,818
Accumulated depreciation	(2,273,141)	(1,952,740)

Property, plant and equipment, net	$2,419,570	$2,236,078

Depreciation expense for property, plant and equipment amounted to $396,860, $368,300, and $328,595 for the years ended December 31, 2009, 2008, and 2007, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Included in property, plant and equipment as of December 31, 2009 and 2008 were $364,118 and $299,778, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $14,010 and $10,984 at December 31, 2009 and 2008, respectively.

7.	Intangible Assets and Goodwill

As of December 31, 2009 and 2008, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	2009		2008
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets
Non-compete Agreements	$224,579	$(157,717)	$218,245	$(142,974)
Technology	100,016	(18,109)	100,016	(11,490)
License and distribution agreements	184,219	(59,677)	173,244	(41,336)
Self-developed Software	31,230	(9,405)	8,656	(1,815)
Other	277,468	(210,484)	261,816	(197,374)
Construction in progress	67,113	—	49,886	—

	$884,625	$(455,392)	$811,863	$(394,989)

As of December 31, 2009 and 2008 the carrying value of non-amortizable intangible assets other than goodwill consisted of the following:

	2009	2008
	Carrying Amount	Carrying Amount

Non-amortizable Intangible Assets
Tradename	$210,348	$210,156
Management contracts	219,614	219,466

	$429,962	$429,622

Total Intangible Assets	$859,195	$846,496

The tables below show the amortization expense related to the amortizable intangible assets for the years presented and the estimated amortization expense of these assets for the following five years.

Amortization Expense

2007	$34,003
2008	$47,384
2009	$60,225

Estimated Amortization Expense

2010	$61,448
2011	$57,647
2012	$54,743
2013	$53,345
2014	$52,976

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Intangible Assets: License and Distribution Agreements

In July 2008, Fresenius Medical Care entered into two separate license and distribution agreements, one for the U.S. (with Galenica Ltd. and Luitpold Pharmaceuticals Inc.), the “U.S. Agreement,” and one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG), the “International Agreement,” to market and distribute Galenica Ltd’s and Luitpold Pharmaceuticals Inc.’s intravenous iron products, such as Venofer® and Ferinject® for dialysis treatment. In North America, the license agreement among our subsidiary, FUSA Manufacturing Inc. (“FMI”), Luitpold Pharmaceuticals Inc, American Regent, Inc. and Vifor (International), Inc. provides FMI with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities. In addition, it grants FMI similar rights for Injectafer® (ferric carboxymaltose), a proposed new intravenous iron medication currently under clinical study in the U.S. The U.S. license agreement has a term of ten years, includes FMI extension options, and requires payment by FMI over the ten year term of approximately $2,000,000, which the Company will expense as incurred (based upon the annual estimated units of sale of the licensed product), subject to certain early termination provisions. In addition to these payments, the Company will pay a total of approximately $47,000 over a four year period for the U.S Agreement of which $6,111 and $22,000 was paid in 2009 and 2008, respectively. The Company recorded a liability for the balance. The cost of the U.S. Agreement and related transaction costs of $5,957 will be amortized over their 10-year expected useful life (based upon the annual estimated units of sale of the licensed product). The Company paid $14,566 upon signing of the International Agreement in 2008 and could pay up to €40,000 more upon certain milestones being met. The International Agreement costs will be amortized over their expected 20-year useful life. Milestone payments will be capitalized and amortized over their useful lives at the time the milestone payments are made, of which $20,922 (€15,000) was paid in 2009.

Goodwill

Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During 2009 and 2008, the Company’s acquisitions consisted primarily of clinics in the normal course of operations. The segment detail is as follows:

	North
	America	International	Corporate	Total

Balance as of January 1, 2008	$6,508,475	$577,729	$159,385	$7,245,589
Goodwill acquired	64,809	30,577	432	95,818
Reclassifications	(1,231)	12,773	—	11,542
Foreign Currency Translation Adjustment	(642)	(42,397)	—	(43,039)

Balance as of December 31, 2008	$6,571,411	$578,682	$159,817	$7,309,910

Goodwill acquired	123,303	52,011	—	175,314
Foreign Currency Translation Adjustment	(3)	26,213	—	26,210

Balance as of December 31, 2009	$6,694,711	$656,906	$159,817	$7,511,434

8.	Accrued Expenses and Other Current Liabilities

As at December 31, 2009 and 2008 accrued expenses and other current liabilities consisted of the following:

	2009	2008

Accrued salaries and wages	$320,295	$301,923
Unapplied cash and receivable credits	192,626	205,187
Accrued insurance	169,866	125,713
Special charge for legal matters	115,000	115,000
Other	537,766	540,610

Total accrued expenses and other current liabilities	$1,335,553	$1,288,433

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

The other item in the table above includes accruals for operating expenses, interest, withholding tax, value added tax, legal and compliance costs, physician compensation, commissions, short-term portion of pension liabilities, bonuses and rebates, derivatives and accrued rents.

9.	Short-Term Borrowings and Short-Term Borrowings from Related Parties

As of December 31, 2009 and 2008, short-term borrowings and short-term borrowings from related parties consisted of the following:

	2009	2008

Borrowings under lines of credit	$95,720	$121,476
Accounts receivable facility	214,000	539,000
Other financial liabilities	6,624	22,679

Short-term borrowings and other financial liabilities	316,344	683,155
Short-term borrowings from related parties	10,440	1,330

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$326,784	$684,485

Short-term Borrowings and Other Financial Liabilities

Lines of Credit

Short-term borrowings of $95,720 and $121,476 at December 31, 2009 and 2008, respectively, represent amounts borrowed by the Company and certain of its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2009 and 2008 were 2.94% and 5.30%, respectively.

Excluding amounts available under the 2006 Senior Credit Agreement (see Note 10 below), at December 31, 2009 and 2008, the Company had $208,952 and $226,221 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

Accounts Receivable Facility

The Company has an asset securitization facility (the “A/R Facility”) which is typically renewed in October of each year and was most recently renewed and increased from $550,000 to $650,000 on November 17, 2009. Under the AR Facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the AR Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company’s Consolidated Balance Sheet and the proceeds from the transfer of percentage ownership interests are recorded as short-term borrowings.

At December 31, 2009 there are outstanding short-term borrowings under the AR Facility of $214,000. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

tranches selected. The average interest rate during 2009 was 2.90%. Annual refinancing fees, which include legal costs and bank fees (if any), are amortized over the term of the facility.

Other Financial Liabilities

At December 31, 2009 and 2008, the Company had $6,624 and $22,679 of other financial liabilities which were mainly related to the 2008 Venofer® transaction (see Note 7).

Short-term Borrowings from related parties

From time to time during each of the years presented, the Company received advances under the existing loan agreements with Fresenius SE for those years. During the year ended December 31, 2009, the Company received advances ranging from €1,300 to €72,000 with interest rates ranging from 1.05% to 2.05%. During the year ended December 31, 2008, the Company received advances ranging from €13,200 to €153,400 with interest rates ranging from 4.02% to 5.11%. On December 31, 2009, the Company had advances outstanding with Fresenius SE in the amount of $8,279 (€5,747) with an interest rate of 6%. Furthermore the Company had advances outstanding with the Company’s general partner in the amount of $2,161 (€1,500) with an interest rate of 1.335%. On December 31, 2008, the Company had advances outstanding with Fresenius SE in the amount of $1,330 with an interest rate of 7.25%. Annual interest expense on the borrowings during the years presented was $188, $3,388, and $652 for the years 2009, 2008, and 2007, respectively.

10.	Long-term Debt and Capital Lease Obligations

As of December 31, 2009 and 2008, long-term debt and capital lease obligations consisted of the following:

	2009	2008

2006 Senior Credit Agreement	$3,522,040	$3,366,079
6 7/8% Senior Notes	493,344	492,456
Euro Notes	288,120	278,340
EIB Agreements	213,460	174,059
Capital lease obligations	17,600	13,394
Other	50,991	88,165

	4,585,555	4,412,493
Less current maturities	(157,634)	(455,114)

	$4,427,921	$3,957,379

Senior Debt

The Company’s senior debt consists mainly of borrowings related to its 2006 Senior Credit Agreement, its 6 7/8% Senior Notes, its Euro Notes and borrowings under its European Investment Bank Agreements as follows:

2006 Senior Credit Agreement

The Company, Fresenius Medical Care Holdings, and certain other subsidiaries of the Company that are borrowers and/or guarantors thereunder, including Fresenius Medical Care Deutschland GmbH, entered into a $4,600,000 syndicated credit facility (the “2006 Senior Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced its prior credit agreement.

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

•	a 5-year term loan facility (“Term Loan A”) of $1,850,000, also scheduled to mature on March 31, 2011. The 2006 Senior Credit Agreement requires 19 quarterly payments on Term Loan A of $30,000 each that permanently reduce the term loan facility which began June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011. As a result of the voluntary repayment made in July 2007 from the proceeds of the issuance of the 6 7/8% Senior Notes (see “6 7/8% Senior Notes,” below) which reduced the principal balance outstanding; the quarterly payments were reduced to $29,430 beginning with the payment for September 30, 2008.

•	a 7-year term loan facility (“Term Loan B”) of $1,750,000 scheduled to mature on March 31, 2013. The terms of the 2006 Senior Credit Agreement require 28 quarterly payments on Term Loan B that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments are $4,375 and payments 25 through 28 are $411,250 with the final payment of the remaining balance due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date. As a result of the voluntary repayment made in July 2007 from the proceeds of the issuance of the 6 7/8% Senior Notes (see “6 7/8% Senior Notes,” below) the balance of the remaining payments of $4,375 were reduced to $4,036 beginning with the September 30, 2008 payment, and payments 25 through 28 were reduced to $379,396.

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

Obligations under the 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the lenders. The 2006 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2006 Senior Credit Agreement provides for a limitation on dividends and other restricted payments which is $300,000 for dividends in 2010, and increases in subsequent years. The Company paid dividends of $231,940 in May of 2009 which was in compliance with the restrictions set forth in the 2006 Senior Credit Agreement. In default, the outstanding balance under the 2006 Senior Credit Agreement becomes immediately due and payable at the option of the Lenders. As of December 31, 2009, the Company is in compliance with all covenants under the 2006 Senior Credit Agreement.

The Company incurred fees of approximately $85,828 in conjunction with the 2006 Senior Credit Agreement which are being amortized over the life of this agreement and wrote off approximately $14,735 in unamortized fees related to its prior senior credit agreement in 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at December 31, 2009 and 2008, respectively:

	Maximum Amount Available		Balance Outstanding
	December 31,		December 31,
	2009	2008	2009	2008

Revolving Credit	$1,000,000	$1,000,000	$594,714	$304,887
Term Loan A	1,373,418	1,491,139	1,373,418	1,491,139
Term Loan B	1,553,908	1,570,053	1,553,908	1,570,053

	$3,927,326	$4,061,192	$3,522,040	$3,366,079

In addition, at December 31, 2009 and 2008, respectively, $97,287 and $111,994 were utilized as letters of credit which are not included as part of the balances outstanding at those dates.

In January 2008, the 2006 Senior Credit Agreement was amended in order to increase certain types of permitted borrowings and to remove all limitations on capital expenditures.

6 7/8% Senior Notes

In July 2007, FMC Finance III S.A. (“Finance III”), a wholly-owned subsidiary of the Company, issued $500,000 aggregate principal amount of 6 7/8% senior notes due 2017 (the “6 7/8% Senior Notes”) at a discount resulting in an effective interest rate of 7 1/8%. The 6 7/8% Senior Notes are guaranteed on a senior basis jointly and severally by the Company and by its subsidiaries Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”). Finance III may redeem the 6 7/8% Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have a right to request that Finance III repurchase the 6 7/8% Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the rating of the 6 7/8% Senior Notes. The proceeds, net of discounts, investment bank fees and other offering related expenses, were applied to reduce Term Loan A and Term Loan B under the Company’s 2006 Senior Credit Agreement (See 2006 Senior Credit Agreement above) and were used to pay down the then outstanding balance under its short-term A/R Facility (See above). The discount is being amortized over the life of the 6 7/8% Senior Notes.

Euro Notes

On April 27, 2009, the Company issued euro denominated notes (“Euro Notes”) totaling €200,000 ($288,120 at December 31, 2009), which are senior, unsecured and guaranteed by FMCH and D-GmbH, consisting of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. The initial average interest rate was 6.95%. Proceeds of €69,500 of the newly issued Euro Notes were used in April 2009 to voluntarily retire a portion of the 2005 Euro Notes (see below) that were due in July 2009 with the remaining proceeds used to repay the balance of those notes on their scheduled maturity date of July 27, 2009.

In July 2005, FMC Finance IV Luxembourg issued euro denominated notes (“2005 Euro Notes”) (Schuldscheindarlehen) totaling $278,340 (€200,000) with a €126,000 tranche at a fixed interest rate and a €74,000 tranche with a floating rate at EURIBOR plus applicable margin. The 2005 Euro Notes, guaranteed by the Company, matured and were fully repaid on July 27, 2009 and were included in the short term portion of long-term debt in our balance sheet at December 31, 2008.

European Investment Bank Agreements

The Company entered into various credit agreements with the European Investment Bank (“EIB”) in 2005 and 2006 totaling €221,000. In addition, in December 2009, the Company entered into an additional EIB loan agreement providing for a term loan of €50,000. The loan has a four-year term and bears interest at the Euribor Rate plus an applicable margin. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favorable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Company will use the proceeds of the 2009 EIB loan to refinance certain research and development projects carried out in 2007 through 2009 and uses the funds under the other agreements to refinance certain R&D projects, to make investments in expansion and optimization of existing production facilities in Germany, and for financing and refinancing of certain clinic refurbishing and improvement projects. Currently all agreements with the EIB have variable interest rates that change quarterly, with FMC-AG & Co. KGaA having options to convert the variable rates into fixed rates. Advances under some agreements can be denominated in certain foreign currencies including U.S. dollars.

The Company has four credit facilities available at December 31, 2009 under these agreements with the maximum amounts available and outstanding balances as follows:

	Maximum amount available		Balance outstanding
	December 31,		December 31,
	2009	2008	2009	2008

Revolving Credit	€90,000	€90,000	$35,000	$—
Loan 2005	41,000	41,000	48,806	48,806
Loan 2006	90,000	90,000	129,654	125,253
Loan 2009	50,000	—	—	—

	€271,000	€221,000	$213,460	$174,059

The Company’s U.S. dollar borrowings under the Loan 2005 agreement had interest rates of 0.384% and 2.03%, and the euro borrowings under the Loan 2006 agreement had interest rates of 0.695% and 4.77% at December 31, 2009 and 2008, respectively.

Borrowings under the 2005 and 2006 agreements are secured by bank guarantees while the 2009 agreement is guaranteed by FMCH and D-GmbH. All EIB agreements have customary covenants.

Annual Payments

Aggregate annual payments applicable to the 2006 Senior Credit Agreement, 6 7/8% Senior Notes, Euro Notes, EIB agreements, capital leases and other borrowings (excluding the Company’s trust preferred securities, see Note 12) for the five years subsequent to December 31, 2009 are:

2010	$157,634
2011	1,882,699
2012	1,385,638
2013	476,980
2014	181,675
Thereafter	507,585

$4,592,211

11.	Employee Benefit Plans

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

Actuarial assumptions generally determine benefit obligations under defined benefit plans. The actuarial calculations require the use of estimates. The main factors used in the actuarial calculations affecting the level of the benefit obligations are: assumptions on life expectancy, the discount rate and future salary and benefit levels. Under the Company’s funded plans, assets are set aside to meet future payment obligations. An estimated return on the plan assets is recognized as income in the respective period. Actuarial gains and losses are generated when there are variations in the actuarial assumptions and differences between the actual and the estimated return on plan assets for that year. The company’s pension liability is impacted by these actuarial gains or losses.

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

Defined Benefit Pension Plans

During the first quarter of 2002, FMCH, the Company’s North America subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There was no minimum funding requirement for FMCH for the defined benefit plan in 2009. FMCH voluntarily contributed $759 during 2009. Expected funding for 2010 is $607.

The benefit obligation for all defined benefit plans at December 31, 2009, is $386,852 (2008: $353,961) which consists of the benefit obligation of $261,282 (2008: $245,070) for the North America plan, which is funded by plan assets, and the benefit obligation of $125,570 (2008: $108,891) for the German unfunded plan.

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

	2009	2008

Change in benefit obligation:
Benefit obligation at beginning of year	$353,961	$331,649
Foreign currency translation	4,235	(6,288)
Service cost	7,500	8,357
Interest cost	21,397	20,393
Transfer of plan participants	96	2,228
Actuarial (gain) loss	13,216	4,472
Benefits paid	(7,560)	(6,850)
Curtailments and Settlements	(5,993)	—

Benefit obligation at end of year	$386,852	$353,961

Change in plan assets:
Fair value of plan assets at beginning of year	$214,616	$228,581
Actual return on plan assets	29,382	(9,092)
Employer contributions	759	684
Benefits paid	(6,063)	(5,557)
Settlements	(2,061)	—

Fair value of plan assets at end of year	$236,633	$214,616

Funded status at end of year	$150,219	$139,345

The Company had a pension liability of $150,219 and $139,345 at December 31, 2009 and 2008, respectively. The pension liability consists of a current portion of $2,892 (2008: $2,590) which is recognized as a current liability in the line item “accrued expenses and other current liabilities” in the balance sheet. The non-current portion of $147,327 (2008: $136,755) is recorded as non-current pension liability in the balance sheet. Approximately 85% of the beneficiaries are located in North America with the majority of the remaining 15% located in Germany.

The accumulated benefit obligation for all defined benefit pension plans was $367,182 and $334,951 at December 31, 2009 and 2008, respectively. The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $367,182 and $334,951 at December 31, 2009 and 2008, respectively; the related plan assets had a fair value of $236,633 and $214,616 at December 31, 2009 and 2008, respectively.

The pre-tax changes in the table below reflect actuarial losses (gains) in other comprehensive income relating to pension liabilities. As of December 31, 2009, there are no cumulative effects of prior service costs included in other comprehensive income.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Actuarial
losses (gains)

Adjustments related to pensions at January 1, 2008	$48,375
Additions	30,494
Releases	(1,944)
Foreign Currency Translation Adjustment	1

Adjustments related to pensions at December 31, 2008	$76,926

Additions	(4,331)
Releases	(5,404)
Foreign Currency Translation Adjustment	27

Adjustments related to pensions at December 31, 2009	$67,218

The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $4,788.

The discount rates for all plans are based upon yields of portfolios of equity and highly rated debt instruments with maturities that mirror the plan’s benefit obligation. The Company’s discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2009. The following weighted-average assumptions were utilized in determining benefit obligations as of December 31:

in %	2009	2008

Discount rate	6.00	6.15
Rate of compensation increase	4.01	4.19

The defined benefit pension plans’ net periodic benefit costs are comprised of the following components for each of the years ended December 31:

Components of net periodic benefit cost:	2009	2008	2007

Service cost	$7,500	$8,357	$8,835
Interest cost	21,397	20,393	18,506
Expected return on plan assets	(15,767)	(16,931)	(16,362)
Amortization of unrealized losses	4,592	1,944	5,163
Settlement loss	812	—	—

Net periodic benefit costs	$18,534	$13,763	$16,142

The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2009	2008	2007

Discount rate	6.15	6.16	5.52
Expected return of plan assets	7.50	7.50	7.50
Rate of compensation increase	4.19	4.16	4.18

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2010	$10,441
2011	11,070
2012	12,131
2013	13,356
2014	14,663
2015-2019	99,204

Plan Assets

The following table presents the fair values of the Company’s pension plan assets at December 31, 2009.

		Fair Value Measurements at December 31, 2009
		Quoted Prices in	Significant
		Active Markets	Observable
		for Identical Assets	Inputs
Asset Category	Total	(Level 1)	(Level 2)

Equity Investments
Common Stocks	$5,904	$5,904	$—
Index Funds[1]	71,406	71,406	—
Fixed Income Investments
Government Bonds[2]	3,655	394	3,261
Corporate Bonds[3]	149,367	—	149,367
Other Bonds[4]	163	—	163
U.S. Treasury Money Market Funds[5]	5,776	5,776	—
Other types of investments
Cash, Money Market and Mutual Funds[6]	362	362	—

Total	$236,633	$83,842	$152,791

1	This Category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI EAFE Index, MSCI Emerging Markets Index and the Barclays Capital Long Corporate Index
2	This Category comprises government fixed income investments with the majority coming from U.S., Finland, Canada and Norway
3	This Category represents investment grade bonds of U.S. issuers from diverse industries
4	This Category comprises private placement bonds
5	This Category represents funds that invest in treasury bills and treasury backed instruments
6	This Category represents cash, money market funds as well as mutual funds comprised of high grade corporate bonds

The methods and inputs used to measure the fair value of plan assets are as follows:

Common stocks and index funds are valued at their market prices as of the balance sheet date.

The majority of the fair values of the government bonds are measured based on market quotes. The remaining government bonds are valued at their market prices.

Corporate bonds and other bonds are valued based on market quotes as of the balance sheet date.

Cash is stated at nominal value which equals the fair value.

US Treasury money market funds as well as other money market and mutual funds are valued at their market price.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Plan Investment Policy and Strategy

For the North America funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company’s expected rate of return on pension plan assets was 7.5% for 2009.

The Company’s overall investment strategy is to achieve a mix of approximately 98% of investments for long-term growth and 2% for near-term benefit payments with a wide diversification of asset types, fund strategies and fund managers.

The investment policy, utilizing a revised target investment allocation of 35% equity and 65% long-term U.S. bonds, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The Plan policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Index, Russell 2000 Growth Index, MSCI EAFE Index, MSCI Emerging Markets Index, Barclays Capital Long Term Government Index and Barclays Capital 20 Year US Treasury Strip Index.

Defined Contribution Plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $16.5 if under 50 years old ($22.0 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2009, 2008, and 2007, was $28,567, $26,096, and $23,534, respectively.

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

The indentures governing the notes held by the Fresenius Medical Care Capital Trusts contain affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit the Company’s indebtedness and its investments, and require the Company to maintain certain ratios defined in the indentures. As of December 31, 2009, the Company is in compliance with all financial covenants under all Trust Preferred Securities agreements.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Trust Preferred Securities outstanding as of December 31, 2009 and 2008 are as follows:

				Mandatory
	Year	Stated	Interest	Redemption
	Issued	Amount	Rate	Date	2009	2008

Fresenius Medical Care Capital Trust IV	2001	$225,000	7 7/8%	June 15, 2011	$224,451	$224,068
Fresenius Medical Care Capital Trust V	2001	€300,000	7 3/8%	June 15, 2011	431,645	416,628

					$656,096	$640,696

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

Through the Company’s other employee participation programs, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive preference shares or, following the conversion offer in 2005, ordinary shares. At December 31, 2009, 146,601 convertible bonds or options for preference shares remained outstanding with a remaining average term of 3.91 years and 11,894,063 convertible bonds or options for ordinary shares remained outstanding with a remaining average term of 5.01 years under these programs. For the year ending December 31, 2009, 73,788 options for preference shares and 1,814,599 options for ordinary shares had been exercised under these employee participation plans and $64,384 (€44,686) remitted to the Company.

As the result of the Company’s three-for-one stock split for both preference and ordinary shares on June 15, 2007, and with the approval of the shareholders as the AGM on May 15, 2007, the Company’s Conditional Capital was increased by €4,454 ($6,557). Conditional Capital available for all programs at December 31, 2009 is €26,162 ($37,689) which includes €14,444 ($20,808) for the 2006 Plan and €11,718 ($16,881) for all other plans.

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

Cash dividends of $231,940 for 2008 in the amount of €0.60 per preference share and €0.58 per ordinary share were paid on May 8, 2009.

Cash dividends of $252,395 for 2007 in the amount of €0.56 per preference share and €0.54 per ordinary share were paid on May 21, 2008

Cash dividends of $188,407 for 2006 in the amount of €0.49 per preference share and €0.47 per ordinary share were paid on May 16, 2007.

Noncontrolling Interests

The Company has purchase obligations under options held by the holders of noncontrolling interests in certain of its subsidiaries. These obligations result from put options and are exercisable by the owners of the noncontrolling interests. If these put options were exercised, the Company would be required to purchase the noncontrolling owners’ interests for cash equal to the then fair value. As of December 31, 2009 and 2008 the Company’s potential obligations under these put options are $211,000 and $112,000 of which, at December 31, 2009, $78,000 were exercisable and another $4,000 is exercisable within one year. In the last three fiscal years ending December 31, 2009, three puts have been exercised for a total consideration of $13,000.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

During 2008 and 2007, the Company received cash contributions from holders of noncontrolling interests in the amounts of $17,174 and $5,057, respectively. These amounts were recorded in net cash provided by operating activities in the respective cash flow statements.

14.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the years ending December 31:

	2009	2008	2007

Numerators:
Net income attributable to FMC-AG & Co. KGaA	$891,138	$817,607	$717,130
less:
Dividend Preference on Preference shares	107	112	103

Income available to all class of shares	$891,031	$817,495	$717,027

Denominators:
Weighted average number of:
Ordinary shares outstanding	294,418,795	293,233,477	291,929,141
Preference shares outstanding	3,842,586	3,795,248	3,739,470

Total weighted average shares outstanding	298,261,381	297,028,725	295,668,611
Potentially dilutive Ordinary shares	—	777,848	1,079,683
Potentially dilutive Preference shares	66,314	98,060	127,324

Total weighted average Ordinary shares outstanding assuming dilution	294,418,795	294,011,325	293,008,824
Total weighted average Preference shares outstanding assuming dilution	3,908,900	3,893,308	3,866,794
Basic income per Ordinary share	$2.99	$2.75	$2.43
Plus preference per Preference share	0.03	0.03	0.02

Basic income per Preference Share	$3.02	$2.78	$2.45

Fully diluted income per Ordinary share	$2.99	$2.74	$2.42
Plus preference per Preference share	0.03	0.03	0.02

Fully diluted income per Preference share	$3.02	$2.77	$2.44

15.	Stock Options

In connection with its stock option program, the Company incurred compensation expense of $33,746, $31,879, and $24,208 for the years ending December 31, 2009, 2008, and 2007, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recorded a related deferred income tax of $9,740, $9,158, and $6,880 for the years ending December 31, 2009, 2008, and 2007, respectively.

Stock Options and other Share-Based Plans

At December 31, 2009, the Company has awards outstanding under various stock-based compensation plans.

Incentive plan

In 2009, Management Board members were eligible for performance-related compensation that depended upon achievement of individual and common targets. The targets are based upon operating earnings (EBIT), net consolidated earnings (EAT) and its growth, as well as the development of cash flow, and are in part developed by a comparison with the previous year’s figures, budgeted figures and actually achieved figures. Targets are divided into Group level targets and those to be achieved in individual regions.

The bonus for fiscal year 2009 will, in principle, consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component was or will be paid after the end of 2009. The share-based component is subject to a several year vesting period, although a shorter

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

period may apply in special cases. The amount of cash payment relating to the share-based component will correspond to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the several year vesting period. The amount of the maximum achievable bonus for each of the members of the Management Board is capped.

In 2006, Fresenius Medical Care Management AG adopted a three-year performance related compensation plan for fiscal years 2008, 2007 and 2006, for the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share-based compensation based on development of the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured by reference to revenue growth, operating income, consolidated net income, and cash flow development. Annual targets have been achieved, the cash portion of the award has been paid after the end of the respective fiscal year. The share-based compensation portion of the award has been granted but subject to a three-year vesting period beginning after the respective fiscal year in which the target has been met and is amortized over the same three-year vesting period. The payment of the share-based compensation portion corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The share-based compensation is revalued each reporting period during the vesting period to reflect the market value of the stock as of the reporting date with any changes in value recorded in the reporting period.

The share-based compensation incurred under these plans for years 2009, 2008 and 2007 was $1,537, $2,189 and $4,595, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

On May 9, 2006, as amended on May 15, 2007, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “Amended 2006 Plan”) was established by resolution of the Company’s AGM with a conditional capital increase up to €15,000 subject to the issue of up to fifteen million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the Amended 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the Management Board of the General Partner, up to three million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to nine million options designated for managerial staff members of the Company and such subsidiaries. With respect to participants who are members of the General Partner’s Management Board, the general partner’s Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the Amended 2006 Plan.

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets measured over a three-year period from the grant date. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excluded, among other items, the costs of the transformation of the Company’s legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2009, 2008 and 2007 were met. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, the Company has the right to reissue treasury shares or issue new shares.

During 2009, the Company awarded 2,585,196 options under the Amended 2006 Plan, including 348,600 options granted to members of the Management Board of Fresenius Medical Care Management AG, the Company’s

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

general partner, at a weighted average exercise price of $46.22 (€32.08), a weighted average fair value of $10.95 each and a total fair value of $28,318 which will be amortized over the three year vesting period.

During 2008, the Company awarded 2,523,729 options under the Amended 2006 Plan, including 398,400 options granted to members of the Management Board of the General Partner, at a weighted average exercise price of $49.38 (€35.48), a weighted average fair value of $15.37 each and a total fair value of $38,788, which will be amortized on a straight line basis over the three-year vesting period.

During 2007, the Company awarded 2,395,962 options under the Amended 2006 Plan, including 398,400 options granted to members of the Management Board of the General Partner, at a weighted average exercise price of $46.22 (€33.91), a weighted average fair value of $13.23 (€9.71) each and a total fair value of $31,709, which will be amortized on a straight line basis over the three-year vesting period.

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

At December 31, 2009, the Management Board members of the General Partner held 2,041,121 stock options for ordinary shares and employees of the Company held 9,852,942 stock options for ordinary shares and 146,601 stock options for preference shares, under the various stock-based compensation plans of the Company. The Table below provides reconciliations for options outstanding at December 31, 2009, as compared to December 31, 2008.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

		Weighted	Weighted
		average	average
	Options	exercise	exercise
	(in thousands)	price	price
		€	$

Ordinary shares
Balance at December 31, 2008	11,280	29.15	41.99
Granted	2,585	32.08	46.22
Exercised	1,815	24.08	34.69
Forfeited	156	33.18	47.80

Balance at December 31, 2009	11,894	30.50	43.94

Preference shares
Balance at December 31, 2008	242	16.18	23.31
Exercised	74	13.38	19.28
Forfeited	21	11.04	15.90

Balance at December 31, 2009	147	18.35	26.44

The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at December 31, 2009:

Fully Vested Outstanding and Exercisable Options
Weighted
		average	Weighted	Weighted
	Number	remaining	average	average	Aggregate	Aggregate
	of	contractual	exercise	exercise	intrinsic	intrinsic
	Options	life in years	price	price	value	value
	(in thousands)		€	US$	€	US$

Options for preference shares	147	3.91	18.35	26.43	1,861	2,681
Options for ordinary shares	4,589	4.02	25.27	36.40	53,560	77,158

At December 31, 2009, there were $45,441 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 1.6 years.

During the years ended December 31, 2009, 2008, and 2007, the company received cash of $64,271, $36,755, and $38,757, respectively, from the exercise of stock options. The intrinsic value of options exercised for the twelve-month periods ending December 31, 2009, 2008, and 2007, were $28,170, $27,135, and $27,591, respectively. The Company recorded a related tax benefit of $8,123, $7,132, and $8,177 for the years ending December 31, 2009, 2008, and 2007, respectively.

Fair Value Information

The Company used a binomial option-pricing model in determining the fair value of the awards under the 2006 Plan. Option valuation models require the input of highly subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company’s shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company’s stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

materially affect the fair value of the option. The assumptions used to determine the fair value of the 2009 and 2008 grants are as follows:

	2009	2008

Expected dividend yield	2.39%	1.85%
Risk-free interest rate	3.11%	4.38%
Expected volatility	25.85%	25.58%
Expected life of options	7 years	7 years
Weighted average exercise price	€32.08	€35.48
(Weighted average exercise price in US$)	($46.22)	($49.38)

16.	Income Taxes

Income before income taxes is attributable to the following geographic locations:

	2009	2008	2007

Germany	$296,326	$372,174	$281,633
United States	904,083	773,089	724,839
Other	255,224	190,427	202,603

	$1,455,633	$1,335,690	$1,209,075

Income tax expense (benefit) for the years ended December 31, 2009, 2008, and 2007, consisted of the following:

	2009	2008	2007

Current:
Germany	$68,442	$62,609	$124,598
United States	318,589	198,763	272,032
Other	81,236	77,134	75,534

	468,267	338,506	472,164

Deferred:
Germany	5,041	43,593	(11,377)
United States	22,498	105,152	3,483
Other	(5,393)	(11,549)	(10,505)

	22,146	137,196	(18,399)

	$490,413	$475,702	$453,765

In 2009 and 2008, the Company is subject to German federal corporation income tax at a base rate of 15% plus a solidarity surcharge of 5.5% on federal corporation taxes payable.

In 2007, the Company was subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable.

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the effective trade tax rate on income before income taxes. The respective combined tax rates are 29.13%, 29.58% and 38.47% for the fiscal years ended December 31, 2009, 2008, and 2007.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	2009	2008	2007

Expected corporate income tax expense	$423,953	$395,097	$465,131
Tax free income	(33,284)	(49,309)	(50,131)
Foreign tax rate differential	96,237	93,877	(5,434)
Non-deductible expenses	3,947	5,494	5,081
Taxes for prior years	6,663	21,371	41,868
Change in valuation allowance	8,950	4,168	3,627
Book income of consolidated partnership attributable to Noncontrolling interests	(26,876)	(13,440)	(11,887)
Change of German tax rate	—	—	(4,257)
Other	10,823	18,444	9,767

Actual income tax expense	$490,413	$475,702	$453,765

Effective tax rate	33.7%	35.6%	37.5%

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2009 and 2008, are presented below:

	2009	2008

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$37,571	$37,431
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	33,798	35,029
Plant, equipment, intangible assets and other non current assets, principally due to differences in depreciation and amortization	50,925	41,103
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	291,767	305,898
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	78,730	79,389
Derivatives	52,283	67,800
Stock-based compensation expense	22,981	17,405
Other	21,530	10,679

Total deferred tax assets	$589,585	$594,734
Less: valuation allowance	(63,497)	(56,169)

Net deferred tax assets	$526,088	$538,565

Deferred tax liabilities:
Accounts receivable	$10,670	$11,015
Inventory, primarily due to inventory reserve accounts for tax purposes	9,643	4,615
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	14,941	50,229
Plant, equipment and intangible assets, principally due to differences in depreciation and amortization	513,254	432,367
Derivatives	3,128	11,830
Other	53,343	66,532

Total deferred tax liabilities	604,979	576,588

Net deferred tax assets (liabilities)	$(78,891)	$(38,023)

The valuation allowance increased by $7,328 in 2009 and by $4,843 in 2008.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The expiration of net operating losses is as follows:

2009	$45,648
2010	6,012
2011	8,444
2012	11,950
2013	17,337
2014	8,941
2015	9,517
2016	22,492
2017	10,450
2018 and thereafter	4,071
Without expiration date	84,558

Total	$229,420

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009.

The Company provides for income taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. At December 31, 2009, the Company provided for $13,289 of deferred tax liabilities associated with earnings that are likely to be distributed in 2010 and the following years. Provision has not been made for additional taxes on $2,733,920 undistributed earnings of foreign subsidiaries as these earnings are considered permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practical. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax of approx 1.5 percent on all dividends and capital gains.

FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions. In Germany, the tax audit for the years 1998 until 2001 has been finalized. The Company recognized and recorded the results of the audit in 2006 and thereafter paid all amounts due to the tax authorities. Fiscal years 2002 through 2005 are currently under audit and fiscal years 2006, 2007, 2008 and 2009 are open to audit.

For the tax year 1997, the Company recognized an impairment of one of its subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. The Company has filed a complaint with the appropriate German court to challenge the tax authority’s decision. The Company has included the related unrecognized tax benefit in the total unrecognized tax benefit noted below.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS to resolve the Company’s appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 U.S. government investigation, the Company received a refund in September 2008 of $37,000, inclusive of interest. The settlement agreement preserves the right to continue to pursue claims in the U.S. Federal courts for refunds of all other disallowed deductions. The unrecognized tax benefit relating to these deductions is included in the total unrecognized tax benefit noted below.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and will avail itself of all remedies. An adverse determination with respect to the disallowed deductions related to the intercompany mandatorily redeemable preferred shares

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

could have a material adverse effect on the results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in the financial statements.

Fiscal years 2007, 2008 and 2009 are open to audit. There are a number of state audits in progress and various years are open to audit in various states. All expected results have been recognized in the financial statements.

Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2009	2008	2007

Unrecognized tax benefits (net of interest)
Balance at January 1, 2009	$379,327	$354,050	$302,552
Increases in unrecognized tax benefits prior periods	59,833	24,074	29,236
Decreases in unrecognized tax benefits prior periods	(13,911)	(36,334)	9,965
Increases in unrecognized tax benefits current period	7,587	20,180	14,893
Changes related to settlements with tax authorities	(8,599)	(2,042)	2,960
Foreign currency translation	(14,221)	19,399	20,294

Balance at December 31, 2009	$410,016	$379,327	$354,050

Included in the balance at December 31, 2009 are $379,674 of unrecognized tax benefits which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in the unrecognized tax benefits.

During the year ended December 31, 2009 the Company recognized $16,609 in interest and penalties. The Company had a total accrual of $47,383 of tax related interest and penalties at December 31, 2009.

17.	Operating Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2034. Rental expense recorded for operating leases for the years ended December 31, 2009, 2008 and 2007 was $532,465, $497,875 and $461,490, respectively.

Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2009 and thereafter are:

2010	$454,833
2011	403,366
2012	348,214
2013	298,414
2014	244,528
Thereafter	802,093

$2,551,448

18.	Legal Proceedings

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

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. We appealed the court’s rulings to the Court of Appeals for the Federal Circuit. On September 10, 2009, the Court of Appeals reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Court of Appeals affirmed the district court’s decision;

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

however, the Court of Appeals vacated the injunction and award of damages. These issues have been remanded to the lower court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court, although funds already contributed will remain in escrow until the case is concluded. The remaining patent has been found invalid in re-examination by the U.S. Patent and Trademark Office (USPTO) and Baxter has appealed this finding. If we prevail with respect to the invalidity of the final remaining patent, the escrowed funds will be returned to us with interest. In October 2008, we completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the original district court order, irrespective of the outcome of the remanded issues.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four recently issued patents (late 2007-2008), all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expire in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using osmotic pressure). This case is currently stayed pursuant to court order. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue, all of which are now subject to re-examination at, and to preliminary findings of invalidity by, the USPTO.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleges that FMCH’s Liberty peritoneal cyclers infringe certain patents owned by or licensed to Baxter. Sales of the Liberty cyclers commenced in July 2008. The Company believes that the Liberty peritoneal cycler does not infringe any valid claims of the Baxter/DEKA patents.

A patent infringement action has been pending in Germany between Gambro Industries (“Gambro”) on the one side and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMC-AG & Co. KGaA on the other side (hereinafter collectively “Fresenius Medical Care”). Gambro herein alleged patent infringements by Fresenius Medical Care concerning a patent on a device for the preparation of medical solutions. The District Court of Mannheim rendered a judgment on June 27, 2008 deciding in favor of Gambro and declaring that Fresenius Medical Care has infringed a patent. Accordingly, the court ordered Fresenius Medical Care to pay compensation (to be determined in a separate court proceeding which was recently initiated by Gambro; a hearing has been scheduled in February 2010) for alleged infringement and to stop offering the alleged patent infringing technology in its original form in Germany. D-GmbH brought an invalidity action in the Federal German Patent Court (“BPatG”) against Gambro’s patent. This case is currently pending with the Federal Court of Justice as the court of appeal. Fresenius Medical Care has also filed an appeal against the District Court’s verdict. On January 5, 2009, Gambro enforced such verdict provisionally by way of security. However, preceding such enforcement Fresenius Medical Care had already developed design modifications, being an alternative technical solution, and replaced the alleged patent infringing technology in all of the affected devices. In view of the pending appeal against BPatG’s verdict and Fresenius Medical Care’s appeal against the District Court’s verdict, Fresenius Medical Care continues to believe that the alleged patent infringing technology does not infringe any valid patent claims of Gambro. Therefore, the Company has made no provision in the financial statements for any potential liability in this matter.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”) was named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the Company’s acquisition of RCG (the “RCG Acquisition”) and in connection with alleged improper backdating and/or timing of stock option grants by RCG. The amended complaint was styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. The complaint sought damages against defendant and its former officers and directors but did not state a claim for money damages directly against RCG. As of August 24, 2009, appellate

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

proceedings that reversed the trial court’s dismissal of the complaint had concluded. The litigation is accordingly proceeding toward trial in the Chancery Court.

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, U.S. Attorney for the Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of Inspector General of the United States Department of Health and Human Services and the United States Attorney for the Eastern District of Texas participated in the Eastern District of Missouri’s investigation of FMCH’s and RCG’s utilization of Epogen begun in 2005. Subsequently, the review of Epogen utilization was transferred to the Eastern District of Texas, where a qui tam relator’s complaint has been pending under seal since 2005 (qui tam is a legal provision under the United States False Claims Act, which allows private individuals to bring suit on behalf of the U.S. federal government, as far as such individuals believe to have knowledge of presumable fraud committed by third parties). The qui tam relator’s complaint was made public by the United States District Court for the Eastern District of Texas during the 4th quarter 2009 and was dismissed by the Court on January 11, 2010 with respect to FMCH and its subsidiaries following the relator’s motion to dismiss FMCH and its subsidiaries and with the United States’ consent.

On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Court granted RCG’s motion to transfer venue to the Middle District of Tennessee (Nashville), where the case is proceeding toward trial. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. The first complaint alleges that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleges that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. Litigation on the relator’s complaint is proceeding to trial.

On June 25, 2009, FMCH received a subpoena from the U.S. Department of Justice, U.S. Attorney for the District of Massachusetts. The subpoena seeks information relating to the results of certain laboratory tests ordered for patients treated in FMCH’s dialysis facilities during the years 2004 through 2009. The Company intends to cooperate fully in the government’s investigation.

We have filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS to resolve our appeal of the IRS’s disallowance of deductions for the civil settlement payments made to qui tam relators in connection with the resolution of the 2000 U.S. government investigation, we received a refund in September 2008 of $37,000, inclusive of interest. The settlement preserves our right to continue to pursue claims in the U.S. Federal courts for refunds of all other disallowed deductions.

For the tax year 1997, the Company recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. The Company has filed a complaint with the appropriate German court to challenge the tax authority’s decision.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and will avail itself of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in the financial statements.

Following Fresenius Medical Care & Co KGaA’s Annual General Meeting of Shareholders (“AGM”) on May 7, 2009, two shareholders challenged, on the basis of alleged insufficient disclosure during the AGM, resolutions taken by the shareholders on (i) the approval of the actions of the General Partner and (ii) the approval of the actions of the members of the Supervisory Board. Upon conclusion of the proceedings, the court will either uphold the respective resolutions or order their annulment. The Company is of the opinion that the challenges are without merit and will defend this litigation vigorously. A hearing has been scheduled in March 2010.

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

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers’ ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws.

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

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement in the Grace Chapter 11 Proceedings, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

19.	Financial Instruments

As a global supplier of dialysis services and products in more than 115 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and also expects in the future generally stable reimbursements for its dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectable, albeit potentially slightly more slowly in the International segment in the immediate future, particularly in countries most severely affected by the current global financial crisis.

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at December 31, 2009, and December 31, 2008.

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-derivatives
Assets
Cash and cash equivalents	$301,225	$301,225	$221,584	$221,584
Receivables	2,558,795	2,558,795	2,351,841	2,351,841
Liabilities
Accounts payable	639,836	639,836	605,260	605,260
Short-term borrowings	316,344	316,344	683,155	683,155
Short-term borrowings from related parties	10,440	10,440	1,330	1,330
Long term debt, excluding 2006 Senior Credit Agreement, Euro Notes and 6 7/8% Senior Notes	282,051	282,051	275,618	275,618
2006 Senior Credit Agreement	3,522,040	3,429,470	3,366,079	3,366,079
Trust Preferred Securities	656,096	688,026	640,696	626,241
Euro Notes	288,120	299,621	278,340	276,154
6 7/8% Senior Notes	493,344	498,750	492,456	465,625

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable and accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The fair values of the major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis an assessment of the Company’s counterparty credit risk is performed, which we consider currently to be low. The Company does not use financial instruments for trading purposes.

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

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency exposure. As of December 31, 2009 the Company had no foreign exchange options.

Changes in the fair value of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange forward contracts in place that are designated and qualify as cash flow hedges that hedge exposures from operations totaled $405,675.

In connection with intercompany loans in foreign currency the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans. At December 31, 2009 the notional amounts of contracts for which hedge accounting is applied totaled $670,542.

In certain instances, the Company enters into derivative contracts of forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

asset or liability. The notional amounts of economic hedges for forecasted product purchases and sales totaled $343,725 and for intercompany loans totaled $407,087

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to hedge interest rate exposures arising from long-term debt at floating rates by effectively swapping them into fixed rates.

Cash Flow Hedges of Variable Rate Debt

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting the major part of payments based on variable interest rates applicable to the Company’s 2006 Senior Credit Agreement denominated in U.S. dollars into payments at a fixed interest rate. Those swap agreements, all of which expire at various dates between 2010 and 2012, in the notional amount of $2,400,000, effectively fix the Company’s variable interest rate at an average interest rate of 4.29% plus an applicable margin. Gains and losses were deferred in accumulated other comprehensive income (“OCI”); an amount of $33 net gains are reclassified from accumulated OCI to interest income.

Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

Derivative Financial Instruments Valuation

The following table shows the Company’s derivatives at December 31, 2009 and 2008.

	December 31, 2009		December 31, 2008
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)

Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	$8,899	$(9,251)	$27,904	$(12,216)
Interest rate contracts (Dollar)	—	(305)	—	(8,526)
Non—current
Foreign exchange contracts	5,284	(830)	2,624	(2,547)
Interest rate contracts (Dollar)	—	(105,810)	—	(140,420)
Interest rate contracts (Yen)	—	(3)	—	(9)

Total	$14,183	$(116,199)	$30,528	$(163,718)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	$7,696	$(6,217)	$22,182	$(24,832)
Non-current
Foreign exchange contracts	9	—	921	—

Total	$7,705	$(6,217)	$23,103	$(24,832)

(1)	As of December 31, 2009, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in the Codification.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at reporting date.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

			Amount of (Gain)
	Amount of Gain or	Location of (Gain)	reclassified from
	(Loss) Recognized in	reclassified from	Accumulated OCI in
	OCI on Derivative	Accumulated OCI in	Income
Derivatives in Cash Flow	(Effective Portion)	Income	(Effective Portion)
Hedging Relationships	2009	(Effective Portion)	2009

Interest rate contracts (Dollar)	$42,832	Interest income/expense	$(33)
Interest rate contracts (Yen)	6	Interest income/expense	—
Foreign exchange contracts	(6,785)	Costs of Revenue	(5,938)

	$36,053		$(5,971)

		Amount of (Gain) or
	Location of (Gain) or	Loss Recognized in
Derivatives not Designated as	Loss Recognized in	Income on Derivative
Hedging Instruments	Income on Derivative	2009

Foreign exchange contracts	Selling, general and administrative expense	$(3,309)
	Interest income/expense	3,883

		$574

The Company expects to recognize $ 4,277 of losses deferred in accumulated other comprehensive income at December 31, 2009, in earnings during the next twelve months.

As of December 31, 2009, the Company had foreign exchange derivatives with maturities of up to 35 months and interest rate swaps with maturities of up to 27 months.

20.	Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2009, 2008, and 2007 are as follows:

	Year ended December 31, 2009			Year ended December 31, 2008			Year ended December 31, 2007
		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$36,053	$(16,419)	$19,634	$(107,316)	$42,764	$(64,552)	$(83,919)	$32,961	$(50,958)
Reclassification adjustments	(5,971)	1,375	(4,596)	(924)	296	(628)	(4,455)	1,360	(3,095)

Total other comprehensive income (loss) relating to cash flow hedges:	30,082	(15,044)	15,038	(108,240)	43,060	(65,180)	(88,374)	34,321	(54,053)
Foreign-currency translation adjustment	82,545	—	82,545	(168,336)	—	(168,336)	146,308	—	146,308
Adjustments related to pension obligations	9,708	(3,927)	5,781	(28,551)	12,632	(15,919)	35,729	(12,430)	23,299

Other comprehensive income (loss)	$122,335	$(18,971)	$103,364	$(305,127)	$55,692	$(249,435)	$93,663	$21,891	$115,554

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

21.	Business Segment Information

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

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	North		Segment
	America	International	Total	Corporate	Total

2009
Net revenue	$7,611,500	$3,635,373	$11,246,873	$604	$11,247,477
Inter-segment revenue	2,752	77,856	80,608	(80,608)	—

Revenue	7,614,252	3,713,229	11,327,481	(80,004)	11,247,477

Depreciation and amortization	(264,785)	(183,405)	(448,190)	(8,895)	(457,085)

Operating Income	1,249,769	636,665	1,886,434	(130,838)	1,755,596

Segment assets	11,202,999	4,253,058	15,456,057	365,258	15,821,315
Capital expenditures, acquisitions and investments(1)	422,537	338,000	760,537	1,182	761,719

2008
Net revenue	$7,005,401	$3,606,270	$10,611,671	$652	$10,612,323
Inter-segment revenue	2,100	82,283	84,383	(84,383)	—

Revenue	7,007,501	3,688,553	10,696,054	(83,731)	10,612,323

Depreciation and amortization	(238,300)	(169,999)	(408,299)	(7,372)	(415,671)

Operating Income	1,168,173	616,034	1,784,207	(111,775)	1,672,432

Segment assets	10,960,264	3,557,247	14,517,511	402,165	14,919,676
Capital expenditures, acquisitions and investments(2)	497,612	358,930	856,542	107,287	963,829

2007
Net revenue	$6,663,221	$3,057,030	$9,720,251	$63	$9,720,314
Inter-segment revenue	516	77,492	78,008	(78,008)	—

Revenue	6,663,737	3,134,522	9,798,259	(77,945)	9,720,314

Depreciation and amortization	(220,210)	(140,968)	(361,178)	(2,151)	(363,329)

Operating Income	1,129,801	544,214	1,674,015	(93,893)	1,580,122

Segment assets	10,586,316	3,330,955	13,917,271	252,994	14,170,265
Capital expenditures, acquisitions and investments(3)	396,705	319,105	715,810	120,306	836,116

(1)	International acquisitions exclude $4,151 of non-cash acquisitions for 2009.

(2)	North America and International acquisitions exclude $22,542 and $24,710, respectively, of non-cash acquisitions for 2008.

(3)	International and Corporate acquisitions exclude $9,964 and $83,812, respectively, of non-cash acquisitions for 2007.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		North	Rest of
	Germany	America	the World	Total

2009
Net revenue	$358,060	$7,611,500	$3,277,917	$11,247,477
Long-lived assets	350,194	8,864,165	1,809,114	11,023,473
2008
Net revenue	$350,995	$7,005,401	$3,255,927	$10,612,323
Long-lived assets	306,963	8,706,790	1,597,576	10,611,329
2007
Net revenue	$308,603	$6,663,221	$2,748,490	$9,720,314
Long-lived assets	195,846	8,471,870	1,558,364	10,226,080

22.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	2009	2008	2007

Supplementary cash flow information :
Cash paid for interest	$332,731	$357,295	$407,882

Cash paid for income taxes(1)	$425,945	$343,224	$349,058

Cash inflow for income taxes from stock option exercises	$8,123	$7,132	$8,177

Supplemental disclosures of cash flow information :
Details for acquisitions:
Assets acquired	$(241,745)	$(129,711)	$(431,289)
Liabilities assumed	20,574	9,858	47,779
Noncontrolling interests	35,448	(3,706)	13,040
Notes assumed in connection with acquisition	4,151	2,490	93,775

Cash paid	(181,572)	(121,069)	(276,695)
Less cash acquired	7,059	714	18,818

Net cash paid for acquisitions	$(174,513)	$(120,355)	$(257,877)

(1)	net of tax refund

22.	Supplemental Condensed Combining Information

In February 1998 FMC Trust Finance S.à.r.l. Luxembourg, and in June 2001 FMC Trust Finance S.à.r.l. Luxembourg III, each of which is a wholly-owned subsidiary of FMC-AG & Co. KGaA, issued senior subordinated debt securities, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA, D-GmbH and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”). The senior subordinated debt securities were issued to statutory trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries, and the Company acquired all of the common securities of these trusts. (See Note 12). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated notes denominated in Deutschmark and euro held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively. FMC Trust Finance S.à.r.l. Luxembourg repaid $450 and DM300 aggregate principal amount of senior subordinated debt securities on February 1, 2008 in connection with the mandatory redemption on the same date of the related trust preferred securities issued by Fresenius Medical Care Capital Trust II and Fresenius Medical Care Capital Trust III.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on senior debt securities which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantors (see Note 9). The following combining financial information for the Company is as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, segregated between FMC Finance III S.A., the Company, D-GmbH, FMCH, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2009
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$2,818,124	$—	$10,744,709	$(2,315,356)	$11,247,477
Cost of revenue	—	—	2,293,550	—	7,437,867	(2,315,452)	7,415,965

Gross profit	—	—	524,574	—	3,306,842	96	3,831,512

Operating expenses (income):
Selling, general and administrative	28	87,774	173,215	(19,877)	1,753,586	(12,620)	1,982,106
Research and development	—	—	64,911	—	28,899	—	93,810

Operating (loss) income	(28)	(87,774)	286,448	19,877	1,524,357	12,716	1,755,596

Other (income) expense:
Interest, net	(720)	35,184	6,070	56,269	231,559	(28,399)	299,963
Other, net	—	(1,032,515)	190,345	(560,286)	—	1,402,456	—

Income (loss) before income taxes	692	909,557	90,033	523,894	1,292,798	(1,361,341)	1,455,633
Income tax expense (benefit)	197	18,419	86,728	(14,338)	518,329	(118,922)	490,413

Net income (loss)	495	891,138	3,305	538,232	774,469	(1,242,419)	965,220
Net income attributable to Noncontrolling interests	—	—	—	—	—	74,082	74,082

Net income (loss) attributable to the group	$495	$891,138	$3,305	$538,232	$774,469	$(1,316,501)	$891,138

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2008
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$2,875,322	$—	$10,088,483	$(2,351,482)	$10,612,323
Cost of revenue	—	—	2,212,088	—	7,085,966	(2,314,579)	6,983,475

Gross profit	—	—	663,234	—	3,002,517	(36,903)	3,628,848

Operating expenses (income):
Selling, general and administrative	93	49,245	208,299	(5,503)	1,600,385	23,658	1,876,177
Research and development	—	—	55,448	—	24,791	—	80,239

Operating (loss) income	(93)	(49,245)	399,487	5,503	1,377,341	(60,561)	1,672,432

Other (income) expense:
Interest, net	(721)	13,597	14,565	79,688	260,600	(30,987)	336,742
Other, net	—	(945,938)	255,501	(568,804)	—	1,259,241	—

Income (loss) before income taxes	628	883,096	129,421	494,619	1,116,741	(1,288,815)	1,335,690
Income tax expense (benefit)	185	65,489	114,279	(29,118)	376,169	(51,302)	475,702

Net income (loss)	443	817,607	15,142	523,737	740,572	(1,237,513)	859,988
Net income attributable to Noncontrolling interests	—	—	—	—	—	42,381	42,381

Net income (loss) attributable to the group	$443	$817,607	$15,142	$523,737	$740,572	$(1,279,894)	$817,607

	For the year ended December 31, 2007
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$2,423,597	$—	$9,239,917	$(1,943,200)	$9,720,314
Cost of revenue	—	—	1,871,403	—	6,400,239	(1,907,123)	6,364,519

Gross profit	—	—	552,194	—	2,839,678	(36,077)	3,355,795

Operating expenses (income):
Selling, general and administrative	37	104,449	181,283	(1,900)	1,477,793	(52,512)	1,709,150
Research and development	—	—	45,047	—	21,476	—	66,523

Operating (loss) income	(37)	(104,449)	325,864	1,900	1,340,409	16,435	1,580,122

Other (income) expense:
Interest, net	(358)	18,536	15,257	188,644	192,335	(43,367)	371,047
Other, net	—	(893,558)	196,415	(591,969)	—	1,289,112	—

Income (loss) before income taxes	321	770,573	114,192	405,225	1,148,074	(1,229,310)	1,209,075
Income tax expense (benefit)	94	53,443	123,247	(74,698)	413,981	(62,302)	453,765

Net income (loss)	227	717,130	(9,055)	479,923	734,093	(1,167,008)	755,310
Net income attributable to Noncontrolling interests	—	—	—	—	—	38,180	38,180

Net income (loss) attributable to the group	$227	$717,130	$(9,055)	$479,923	$734,093	$(1,205,188)	$717,130

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2009
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$108	$24	$194	$—	$286,205	$14,694	$301,225
Trade accounts receivable, less allowance for doubtful accounts	—	—	158,089	—	2,128,308	(488)	2,285,909
Accounts receivable from related parties	16,543	1,837,748	628,819	539,867	2,600,656	(5,350,747)	272,886
Inventories	—	—	202,837	—	701,429	(82,612)	821,654
Prepaid expenses and other current assets	1	110,117	16,072	50	608,990	(5,924)	729,306
Deferred taxes	—	—	—	—	294,214	22,606	316,820

Total current assets	16,652	1,947,889	1,006,011	539,917	6,619,802	(5,402,471)	4,727,800
Property, plant and equipment, net	—	266	191,445	—	2,322,145	(94,286)	2,419,570
Intangible assets	—	622	50,263	—	808,310	—	859,195
Goodwill	—	—	3,508	—	7,507,926	—	7,511,434
Deferred taxes	—	—	—	—	91,346	(26,597)	64,749
Other assets	493,344	7,001,455	1,193,451	9,142,162	(6,254,725)	(11,337,120)	238,567

Total assets	$509,996	$8,950,232	$2,444,678	$9,682,079	$11,094,804	$(16,860,474)	$15,821,315

Current liabilities:
Accounts payable	$4	$217	$19,131	$—	$343,055	$—	$362,407
Accounts payable to related parties	200	867,147	600,951	1,500,829	2,672,902	(5,364,600)	277,429
Accrued expenses and other current liabilities	15,868	42,304	98,966	791	1,178,644	(1,020)	1,335,553
Short-term borrowings	—	130	—	—	316,214	—	316,344
Short-term borrowings from related parties	—	—	—	—	2,161	8,279	10,440
Current portion of long-term debt and capital lease obligations	—	—	—	133,866	23,768	—	157,634
Income tax payable	30	32,342	—	—	83,958	648	116,978
Deferred taxes	—	2,569	8,692	—	24,288	(2,619)	32,930

Total current liabilities	16,102	944,709	727,740	1,635,486	4,644,990	(5,359,312)	2,609,715
Long term debt and capital lease obligations, less current portion	493,344	1,063,346	—	1,576,242	4,096,766	(2,801,777)	4,427,921
Long term borrowings from related parties	—	4,543	226,936	493,344	430,743	(1,155,566)	—
Other liabilities	—	105,810	7,693	—	170,121	23,488	307,112
Pension liabilities	—	3,702	114,666	—	28,959	—	147,327
Income tax payable	—	1,139	—	—	100,917	113,865	215,921
Deferred taxes	—	6,051	3,110	—	428,448	(10,079)	427,530
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	656,096	—	656,096

Total liabilities	509,446	2,129,300	1,080,145	3,705,072	10,557,040	(9,189,381)	8,791,622
Total FMC-AG & Co. KGaA shareholders’ equity	550	6,820,932	1,364,533	5,977,007	329,003	(7,671,093)	6,820,932
Noncontrolling interests	—	—	—	—	208,761	—	208,761

Total equity	550	6,820,932	1,364,533	5,977,007	537,764	(7,671,093)	7,029,693

Total liabilities and equity	$509,996	$8,950,232	$2,444,678	$9,682,079	$11,094,804	$(16,860,474)	$15,821,315

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2008
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$23	$—	$44	$—	$221,003	$514	$221,584
Trade accounts receivable, less allowance for doubtful accounts	—	—	182,421	—	1,993,779	116	2,176,316
Accounts receivable from related parties	16,552	1,520,238	692,195	468,871	2,040,953	(4,563,284)	175,525
Inventories	—	—	182,223	—	614,879	(90,052)	707,050
Prepaid expenses and other current assets	1	82,188	28,794	50	496,393	(27)	607,399
Deferred taxes	—	—	—	—	300,068	24,055	324,123

Total current assets	16,576	1,602,426	1,085,677	468,921	5,667,075	(4,628,678)	4,211,997
Property, plant and equipment, net	—	272	176,148	—	2,141,714	(82,056)	2,236,078
Intangible assets	—	470	44,546	—	801,480	—	846,496
Goodwill	—	—	3,389	—	7,306,521	—	7,309,910
Deferred taxes	—	13,408	243	—	89,744	(10,590)	92,805
Other assets	492,456	6,511,354	1,207,785	8,305,121	(4,007,726)	(12,286,600)	222,390

Total assets	$509,032	$8,127,930	$2,517,788	$8,774,042	$11,998,808	$(17,007,924)	$14,919,676

Current liabilities:
Accounts payable	$—	$752	$28,714	$—	$336,551	$—	$366,017
Accounts payable to related parties	1	1,229,275	621,598	1,460,218	1,466,838	(4,538,687)	239,243
Accrued expenses and other current liabilities	15,887	37,994	104,128	1,939	1,121,326	7,159	1,288,433
Short-term borrowings	—	55,668	—	—	627,487	—	683,155
Short-term borrowings from related parties	—	—	—	—	111,232	(109,902)	1,330
Current portion of long-term debt and capital lease obligations	—	786	—	133,866	320,462	—	455,114
Income tax payable	190	13,958	—	—	71,649	(3,329)	82,468
Deferred taxes	—	1,177	7,250	—	23,339	(3,114)	28,652

Total current liabilities	16,078	1,339,610	761,690	1,596,023	4,078,884	(4,647,873)	3,144,412
Long term debt and capital lease
obligations, less current portion	492,456	635,904	—	1,519,843	4,661,820	(3,355,137)	3,954,886
Long term borrowings from related parties	—	4,388	223,332	492,456	697,047	(1,414,730)	2,493
Other liabilities	—	140,420	11,497	—	148,172	19,513	319,602
Pension liabilities	—	3,030	107,152	—	26,573	—	136,755
Income tax payable	—	42,296	—	—	86,420	43,031	171,747
Deferred taxes	—	—	—	—	395,375	30,924	426,299
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	640,696	—	640,696

Total liabilities	508,534	2,165,648	1,103,671	3,608,322	10,734,987	(9,324,272)	8,796,890
Total FMC-AG & Co. KGaA shareholders’ equity	498	5,962,282	1,414,117	5,165,720	1,103,317	(7,683,652)	5,962,282
Noncontrolling interests	—	—	—	—	160,504	—	160,504

Total equity	498	5,962,282	1,414,117	5,165,720	1,263,821	(7,683,652)	6,122,786

Total liabilities and equity	$509,032	$8,127,930	$2,517,788	$8,774,042	$11,998,808	$(17,007,924)	$14,919,676

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2009
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$495	$891,138	$3,305	$538,232	$774,469	$(1,242,419)	$965,220
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(635,395)	—	(560,286)	—	1,195,681	—
Depreciation and amortization	—	1,470	38,029	888	439,196	(22,498)	457,085
Change in deferred taxes, net	—	23,191	4,707	—	(15,491)	9,595	22,002
(Gain) Loss on sale of fixed assets and investments	—	—	411	—	(353)	—	58
Loss (gain) on investments	—	7,063	—	—	—	(7,063)	—
Write-off of loans from related parties	—	50	—	—	—	(50)	—
Compensation expense related to stock options	—	33,746	—	—	—	—	33,746
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(13,874)	—	(28,120)	—	(41,994)
Inventories	—	—	(27,435)	—	(49,213)	(12,285)	(88,933)
Prepaid expenses and other current and non-current assets	—	(37,138)	9,921	(18,344)	(93,954)	(7,590)	(147,105)
Accounts receivable from / payable to related parties	208	(388,546)	7,308	39,091	256,906	79,315	(5,718)
Accounts payable, accrued expenses and other current and non-current liabilities	(15)	16,210	12,731	(1,149)	38,065	5,250	71,092
Income tax payable	(160)	(23,961)	—	(14,338)	71,931	39,692	73,164

Net cash provided by (used in) operating activities	528	(112,172)	35,103	(15,906)	1,393,436	37,628	1,338,617

Investing Activities:
Purchases of property, plant and equipment	—	(152)	(65,684)	—	(537,167)	29,397	(573,606)
Proceeds from sale of property, plant and equipment	—	—	731	—	10,999	—	11,730
Disbursement of loans to related parties	—	(7,270)	178	17,240	—	(10,148)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(11,841)	(1,900)	—	(185,878)	11,506	(188,113)
Proceeds from divestitures	—	13,380	—	—	1,965	36,620	51,965

Net cash (used in) provided by investing activities	—	(5,883)	(66,675)	17,240	(710,081)	67,375	(698,024)

Financing Activities:
Short-term borrowings, net	—	(95,795)	31,716	—	10,943	(108,439)	(161,575)
Long-term debt and capital lease obligations, net	—	396,013	—	(1,334)	(261,528)	10,148	143,299
(Decrease) increase of accounts receivable securitization program	—	—	—	—	(325,000)	—	(325,000)
Proceeds from exercise of stock options	—	64,271	—	—	8,123	—	72,394
Dividends paid	(443)	(231,940)	—	—	(5,321)	5,764	(231,940)
Capital increase (decrease)	—	—	—	—	(1,874)	1,874	—
Distributions to Noncontrolling interests	—	—	—	—	(68,004)	—	(68,004)
Contributions from Noncontrolling interests	—	—	—	—	12,699	—	12,699

Net cash (used in) provided by financing activities	(443)	132,549	31,716	(1,334)	(629,962)	(90,653)	(558,127)

Effect of exchange rate changes on cash and cash equivalents	—	(14,470)	6	—	11,590	49	(2,825)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	85	24	150	—	64,983	14,399	79,641
Cash and cash equivalents at beginning of period	23	—	44	—	221,517	—	221,584

Cash and cash equivalents at end of period	$108	$24	$194	$—	$286,500	$14,399	$301,225

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2008
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$443	$817,607	$15,142	$523,737	$740,572	$(1,237,513)	$859,988
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(462,412)	—	(568,804)	—	1,031,216	—
Depreciation and amortization	—	1,472	40,895	888	393,558	(21,142)	415,671
Change in deferred taxes, net	—	(7,951)	3,169	—	97,726	40,103	133,047
(Gain) Loss on sale of fixed assets and investments	—	(422)	(55)	—	(21,009)	422	(21,064)
Write-up of loans from related parties	—	(17,727)	—	—	—	17,727	—
Compensation expense related to stock options	—	31,879	—	—	—	—	31,879
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(34,889)	—	(207,078)	—	(241,967)
Inventories	—	—	(27,549)	—	(82,328)	15,765	(94,112)
Prepaid expenses and other current and non-current assets	—	(32,757)	(25,384)	(3,964)	(30,156)	8,172	(84,089)
Accounts receivable from / payable to related parties	899	(318,373)	43,853	34,620	104,895	166,358	32,252
Accounts payable, accrued expenses and other current and non-current liabilities	(1,237)	1,140	22,438	(4,538)	(38,463)	3,620	(17,040)
Income tax payable	96	(49,994)	—	(29,118)	91,779	(10,930)	1,833

Net cash provided by (used in) operating activities	201	(37,538)	37,620	(47,179)	1,049,496	13,798	1,016,398

Investing Activities:
Purchases of property, plant and equipment	—	(186)	(77,381)	—	(646,396)	36,607	(687,356)
Proceeds from sale of property, plant and equipment	—	16	1,348	—	12,482	—	13,846
Disbursement of loans to related parties	—	(123,908)	177	164,746	—	(41,015)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(36,148)	(39,721)	—	(186,477)	(14,127)	(276,473)
Proceeds from divestitures	—	—	—	—	58,582	—	58,582

Net cash (used in) provided by investing activities	—	(160,226)	(115,577)	164,746	(761,809)	(18,535)	(891,401)

Financing Activities:
Short-term borrowings, net	—	36,847	78,179	—	(123,064)	—	(8,038)
Long-term debt and capital lease obligations, net	—	366,231	(221)	(117,567)	(644,378)	41,015	(354,920)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	454,000	—	454,000
Proceeds from exercise of stock options	—	36,755	—	—	7,132	—	43,887
Dividends paid	(222)	(252,395)	—	—	163	59	(252,395)
Capital increase (decrease)	—	—	—	—	35,873	(35,873)	—
Distributions to Noncontrolling interests	—	—	—	—	(38,592)	—	(38,592)

Net cash (used in) provided by financing activities	(222)	187,438	77,958	(117,567)	(308,866)	5,201	(156,058)

Effect of exchange rate changes on cash and cash equivalents	—	10,326	(2)	—	(2,419)	50	7,955

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(21)	—	(1)	—	(23,598)	514	(23,106)
Cash and cash equivalents at beginning of period	44	—	45	—	244,601	—	244,690

Cash and cash equivalents at end of period	$23	$—	$44	$—	$221,003	$514	$221,584

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2007
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$227	$717,130	$(9,055)	$479,923	$734,093	$(1,167,008)	$755,310
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(559,674)	—	(591,969)	—	1,151,643	—
Depreciation and amortization	—	2,025	33,620	—	344,844	(17,159)	363,330
Change in deferred taxes, net	—	(14,012)	396	—	21,821	(7,028)	1,177
(Gain) Loss on sale of fixed assets and investments	—	(303)	776	—	3,527	(384)	3,616
Write-up of loans from related parties	—	17,390	—	—	—	(17,390)	—
Compensation expense related to stock options	—	24,208	—	—	—	—	24,208
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(18,536)	—	(44,199)	—	(62,735)
Inventories	—	—	(13,322)	—	(72,294)	12,791	(72,825)
Prepaid expenses and other current and non-current assets	49	(7,907)	13,690	8,588	(406)	(20,637)	(6,623)
Accounts receivable from / payable to related parties	(17,450)	(77,549)	(53,019)	55,923	82,296	(12,466)	(22,265)
Accounts payable, accrued expenses and other current and non-current liabilities	17,124	15,247	17,312	(1,973)	74,258	(8,008)	113,960
Income tax payable	94	38,393	—	(74,698)	99,923	38,709	102,421

Net cash provided by (used in) operating activities	44	154,948	(28,138)	(124,206)	1,243,863	(46,937)	1,199,574

Investing Activities:
Purchases of property, plant and equipment	—	(217)	(62,954)	—	(541,701)	32,151	(572,721)
Proceeds from sale of property, plant and equipment	—	4	1,153	—	28,511	—	29,668
Disbursement of loans to related parties	—	3,435	155	120,437	(9,527)	(114,500)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	35,377	(1,015)	—	(261,738)	(36,019)	(263,395)
Proceeds from divestitures	—	—	—	—	29,495	—	29,495

Net cash provided by (used in) investing activities	—	38,599	(62,661)	120,437	(754,960)	(118,368)	(776,953)

Financing Activities:
Short-term borrowings, net	—	(3,015)	91,080	—	(101,380)	—	(13,315)
Long-term debt and capital lease obligations, net	—	(38,916)	(274)	11,897	(56,958)	114,500	30,249
(Decrease) increase of accounts receivable securitization program	—	—	—	—	(181,000)	—	(181,000)
Proceeds from exercise of stock options	—	38,757	—	—	8,177	—	46,934
Cash paid for repurchase preferred stock	—	—	—	(7,660)	—	—	(7,660)
Dividends paid	—	(188,407)	—	—	(12,671)	12,671	(188,407)
Capital (decrease) increase	—	—	—	—	(36,018)	36,018	—
Distributions to Noncontrolling interests	—	—	—	(468)	(27,001)	—	(27,469)

Net cash (used in) provided by financing activities	—	(191,581)	90,806	3,769	(406,851)	163,189	(340,668)

Effect of exchange rate changes on cash and cash equivalents	—	(1,988)	4	—	3,595	2,116	3,727

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	44	(22)	11	—	85,647	—	85,680
Cash and cash equivalents at beginning of period	—	22	34	—	158,954	—	159,010

Cash and cash equivalents at end of period	$44	$—	$45	$—	$244,601	$—	$244,690

FRESENIUS MEDICAL CARE AG & Co. KGaA

Schedule II — Valuation and Qualifying Accounts
(in thousands, except share data)

Development of allowance for doubtful accounts

	2009	2008	2007

Allowance for doubtful accounts as of January 1	$262,836	$247,800	$207,293
Change in valuation allowances as recorded in the consolidated statements of income	210,124	213,586	201,998
Write-offs and recoveries of amounts previously written-off	(210,166)	(192,626)	(167,519)
Foreign currency translation	3,656	(5,924)	6,028

Allowance for doubtful accounts as of December 31	$266,449	$262,836	$247,800

S-II