Form 20-F
period 2010-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2011-02-23
CIK 1333141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
5.50% Senior Notes due 2016
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Preference Shares, no par value: 3,957,168
Ordinary Shares, no par value: 298,279,001

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
Yes ☑          No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
Yes ☐          No ☑

Certain Defined Terms

In this report, (1) the “Company” refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, “Information on the Company — History and Development of the Company — History” below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) “we”, “us” and “our” refers either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) “Fresenius Medical Care AG” and “FMC-AG” refers to the Company as a German stock corporation before the transformation of legal form and “FMC-AG & Co. KGaA” refers to the Company as a German partnership limited by shares after the transformation and (4) “FMCH” and “D-GmbH” refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Fresenius SE owns 100% of the share capital of our general partner and approximately 35.7% of our ordinary shares as of December 31, 2010 (prior to the transformation of our legal form, it held approximately 51.8% of our voting shares). In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. “Management AG” refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. All references in this report to the notes to our financial statements are to the Notes to Consolidated Financial Statements included in this report.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services, including the mandated change in the United States beginning in 2011 to an expanded “bundled” Medicare reimbursement system for dialysis services;

•	reductions in erythropoietin, or EPO, utilization or EPO reimbursement, changes in utilization patterns for other pharmaceuticals, and increases in our costs of purchasing pharmaceuticals;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations;

•	the impact of recently enacted and possible future health care reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products; and

•	changes in raw material and energy costs.

Important factors that could contribute to such differences are noted in this report in Item 3, “Risk Factors,” in Item 4, “Information on the Company,” under “Business Overview,” in Item 5, “Operating and Financial Review and Prospects” and in Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings.”

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.	Other Statistics and Expected Timetable

Not applicable

Item 3.	Key Information

A.	Selected Financial Data

The following table summarizes the consolidated financial information for our business for each of the years 2010 through 2006. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), an independent registered public accounting firm, audited these financial statements. The statement of operations data for 2006 include the results of, and related financing costs to acquire, Renal Care Group (“RCG”) from April 1, 2006, the effective date of the RCG acquisition; balance sheet data at December 31, 2006 include the assets and liabilities of RCG and debt incurred to finance the acquisition. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, “Operating and Financial Review and Prospects.”

	2010	2009	2008	2007	2006
	(in millions except share and per share amounts)

Statement of Operations Data:
Net revenues	$12,053	$11,247	$10,612	$9,720	$8,499
Cost of revenues	7,908	7,415	6,983	6,364	5,621

Gross profit	4,145	3,832	3,629	3,356	2,878
Selling, general and administrative	2,124	1,982	1,877	1,709	1,549
Gain on sale of dialysis clinics	—	—	—	—	(40)
Research and development	97	94	80	67	51

Operating income	1,924	1,756	1,672	1,580	1,318
Interest expense, net	280	300	336	371	351

Income before income taxes	1,644	1,456	1,336	1,209	967
Net income attributable to FMC-AG & Co. KGaA	$979	$891	$818	$717	$537

Weighted average ordinary shares outstanding	296,808,978	294,418,795	293,233,477	291,929,141	290,621,904
Basic earnings per Ordinary share and Ordinary ADS	$3.25	$2.99	$2.75	$2.43	$1.82
Fully diluted earnings per Ordinary share and Ordinary ADS	3.24	2.99	2.75	2.42	1.81
Basic earnings per Preference share and Preference ADS	3.28	3.02	2.78	2.45	1.85
Fully diluted earnings per Preference share and Preference ADS	3.27	3.02	2.78	2.44	1.84

Dividends declared and paid per Ordinary share (€)(a)	0.61	0.58	0.54	0.47	0.41
Dividends declared and paid per Preference share (€)(a)	0.63	0.60	0.56	0.49	0.43
Dividends declared and paid per Ordinary share ($)(a)	0.77	0.78	0.85	0.64	0.52
Dividends declared and paid per Preference share ($)(a)	0.79	0.81	0.88	0.67	0.55

Balance Sheet Data at December 31:
Working capital	$1,363	$2,118	$1,068	$833	$1,036
Total assets	17,095	15,821	14,920	14,170	13,045
Total long-term debt (excluding current portion)	4,310	5,084	4,598	4,668	5,083
Shareholders’ equity	7,524	6,798	5,961	5,567	4,864
Capital Stock — Preference shares — Nominal Value	4	4	4	4	4
Capital Stock — Ordinary shares — Nominal Value	369	366	363	361	360

(a)	Amounts shown for each year from 2010 to 2006 represent dividends declared and paid in each such year with respect to our operations in the year preceding payment. Our general partner’s Management Board has proposed dividends with respect to our operations in 2010 of €0.65 per Ordinary share and €0.67 per Preference share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 12, 2011.

We conduct our business on a global basis in various currencies, although our operations are located principally in the United States and Germany. We prepare our consolidated financial statements, from which we derived the selected financial data above, utilizing the U.S. dollar as our reporting currency. We have converted the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. For information regarding the exchange rates used in preparing our consolidated financial statements, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Management of Foreign Exchange and Interest Rate Risks — Foreign Exchange Risks.”

D.	Risk Factors

Before you invest in our securities, you should be aware that the occurrence of any of the events described in the following risk factors or elsewhere in this report, and other events that we have not predicted or assessed could have a material adverse effect on our results of operations, financial condition and business. If the events described below or other unpredicted events occur, then the trading price of our securities could decline and you may lose all or part of your investment.

Risks Relating to Litigation and Regulatory Matters.

A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit.

For the twelve months ended December 31, 2010, approximately 32% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. Effective January 1, 2011, Medicare reimbursement is based on an expanded bundled rate. For a discussion of the new end-stage renal disease (“ESRD”) prospective payment system (“ESRD PPS”) for Medicare reimbursement of renal dialysis items and services implemented by the Centers for Medicare and Medicaid Services (“CMS”) effective January 1, 2011, see Item 5, “Operating and Financial Review and Prospects — Overview.” Beginning January 1, 2012, the ESRD PPS will include a quality improvement program (“QIP”) in which full payment of the Medicare ESRD PPS rate to a dialysis facility will be contingent upon such dialysis facility’s achievement of certain minimum performance criteria for anemia management and toxin clearance. Failure to achieve these minimum criteria in any year subjects the facility to up to a 2% reduction in Medicare reimbursement two years later. Reimbursement in 2012 will be dependent in part upon quality achievements in 2010. A material failure by the Company to achieve the minimum clinical quality standards under the QIP could materially and adversely affect the Company’s business, financial condition and results of operations.

A reduction in reimbursement for or a change in the utilization of EPO could materially reduce our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for EPO could reduce our revenues.

Reimbursement and revenue from the administration of erythropoietin, or EPO, accounted for approximately 19% of total dialysis care revenue in our North America segment for the year ended December 31, 2010. Synthetic EPO is produced in the U.S. by a single source manufacturer, Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa). Our supply contract with Amgen USA, Inc., a subsidiary of Amgen, Inc. covers the period from October 1, 2006 to December 31, 2011. Pricing is based on Amgen’s list price and is subject to change within certain parameters. Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) an increase in Amgen’s price for EPO, (ii) a reduction of the current overfill amount in EPO vials which we currently use (liquid medications, such as EPO, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), or (iii) an interruption of supply of EPO. Under the new ESRD PPS, effective January 1, 2011, payment for EPO is included in the bundled rate. Material increases in the utilization of or acquisition costs for EPO or reduction in EPO overfill could materially and adversely affect our business, financial condition and results of operations.

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

Our operations in both our provider business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

•	the quality, safety and efficacy of medical and pharmaceutical products and supplies;

•	the operation of manufacturing facilities, laboratories and dialysis clinics;

•	product advertising and other promotion;

•	accurate reporting and billing for government and third-party reimbursement; and

•	compensation of medical directors and other financial arrangements with physicians and other referral sources.

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

In the QIP final rule, issued on December 29, 2010, CMS announced that its monitoring of the ESRD PPS and the QIP would focus, among other things, on changes in care practices, including increases and decreases in utilization of EPO and other injectable ESRD drugs and the use of home modalities for certain groups of beneficiaries with ESRD.

The Company’s medical and pharmaceutical products are subject to detailed, rigorous and frequently changing regulation by the U.S. Food and Drug Administration (“FDA”), and numerous other national, supranational, federal and state authorities. These regulations include, among other things, regulations regarding manufacturing practices, product labeling, quality control, quality assurance, advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. We cannot assure that all necessary regulation approvals for new products or product improvements will be granted on a timely basis or at all. In addition, the Company’s facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA and comparable regulatory authorities outside the U.S. may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of our products and those of our suppliers. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, they could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, injunctions, civil penalties, seizures of the Company’s products and criminal prosecution as well as other dissemination of information to the public about such regulatory actions. These actions could result in, among other things, substantial modifications to the Company’s business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company’s business and have a material adverse effect on the Company’s business, financial condition and results of operations.

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

FMCH and its subsidiaries, including Renal Care Group (“RCG”) (prior to the RCG Acquisition), received subpoenas in 2005 from the U.S. Department of Justice for the Eastern District of Missouri, in connection with a joint civil and criminal investigation. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s Method II home dialysis supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas participated in the Eastern District of Missouri’s investigation of FMCH’s and RCG’s utilization of Epogen begun in 2005. On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. On August 11, 2009, the Missouri District Court granted RCG’s motion to transfer venue to the United States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23 million in damages and interest under the unjust enrichment count of the complaint but denied all relief under the six False Claims Act counts of the complaint. The Company appealed the Tennessee District Court’s decision to the United States Court of Appeals for the Sixth Circuit and secured a stay of enforcement of the judgment pending appeal. The United States Attorney filed a cross appeal, but also asked the Tennessee District Court for an indicative or supplemental ruling. On June 23, 2010, the Tennessee District Court issued an indicative ruling to the effect that, if the case were remanded to the District Court, it would expect to enter a judgment under the False Claims Act against the Company for approximately $104 million. On September 23, 2010, the Court of Appeals remanded the case to the Tennessee District Court to permit revision or supplementation of the original judgment, after which the Company may pursue its appeals to the Court of Appeals. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law, that no relief is due to the United States, and that its position in the litigation will ultimately be sustained. See Note 18 in the Notes to Consolidated Financial Statements.

If our joint ventures violate the law, our business could be adversely affected.

A number of the dialysis centers we operate are owned by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. The physician owners may also provide medical director services and refer patients to those centers or other centers we own and operate. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti-Kickback Statute, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute or the Stark Law, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to monetary penalties and exclusion from Medicare, Medicaid and other U.S. federal and state health care programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

Proposals for health care reform, or relating to regulatory approvals, could decrease our revenues and operating profit.

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

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “ACA”). ACA will implement broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of the Medicare Improvements for Patients and Providers Act of 2008, or “MIPPA.” ACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact to our business from ACA’s integrated care and commercial insurance consumer protection provisions. Further changes in the U.S. reforms may be debated by Congress, but whether these deliberations will lead to significant changes in policy is unknown.

Any significant healthcare reforms that substantially change the financing and regulation of the healthcare industry in countries in which we operate could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations. In addition, there may be legislative or regulatory proposals that could affect FDA procedures or decision-making for approving medical or pharmaceutical products. Such legislation or regulations, if adopted, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

A significant portion of our North American profits are dependent on the services we provide to a minority of our patients who are covered by private insurance.

In recent reviews of dialysis reimbursement, the Medicare Payment Advisory Commission, also known as MedPAC, has noted that Medicare payments for dialysis services are less than the average costs that providers incur to provide the services. Since Medicaid rates are comparable to those of Medicare and because Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), the amount we receive from Medicare and Medicaid is less than our average cost per treatment. As a result, the payments we receive from private payors both subsidize the losses we incur on services for Medicare and Medicaid patients and generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 86% of the patients to whom we provide care in North America but that for 2010, only 53% of our North America Dialysis Care net revenues were derived from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 14% of our patients reduce their payments for our services, or if we experience a material shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would materially decrease.

Over the last few years, we have generally been able to implement modest annual price increases for private insurers and managed care organizations, but government reimbursement has remained flat or has been increased at rates below typical consumer price index (“CPI”) increases. Based on the assessment of the CMS, we believe that reimbursement rates will be lower under the new ESRD PPS for dialysis services furnished after January 1, 2011. See Item 5, “Operating and Financial Review and Prospects — Overview.” There can be no assurance that we can achieve similar future price increases to private insurers and managed care organizations. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results. Any reduction in our ability to attract private pay patients to utilize our dialysis services relative to historical levels could adversely impact our operating results. Any of the following events, among others, could have a material adverse effect on our operating results:

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

Health care companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure you that such claims will not be asserted against us, for example that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings.”

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

The health care industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed by the United States or other countries’ competition laws or under our credit agreements. If we make future acquisitions, we may need to borrow additional debt, assume significant liabilities or create additional expenses relating to intangible assets, any of which might increase our financial leverage and cause our stock price to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company’s infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities not disclosed by the seller or not uncovered during due diligence. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

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

We operate dialysis clinics in more than 35 countries and sell a range of equipment, products and services to customers in over 120 countries. Our international operations are subject to a number of risks, including but not limited to the following:

•	the economic situation in developing or other countries could deteriorate;

•	fluctuations in exchange rates could adversely affect profitability;

•	we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•	political and economic instability, especially in developing and newly industrializing countries, could disrupt our operations;

•	some customers and governments could increase their payment cycles, with resulting adverse effects on our cash flow;

•	some countries could impose additional or higher taxes or restrict the import of our products; and

•	we could fail to receive or could lose required licenses, certifications or other regulatory approvals for operation of dialysis clinics or sale of equipment, products, or services.

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

The decision to purchase or prescribe our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or recommendations from other sources for purchases of our products or ancillary services would reduce our dialysis product and other services revenue, and would materially adversely affect our business, financial condition and results of operations.

Our pharmaceutical product business could lose sales to generic drug manufacturers or new branded drugs.

Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. We are obligated to make certain minimum annual royalty payments under certain of our pharmaceutical product license agreements, irrespective of our annual sales of the licensed products. Either the expiration or loss of patent protection for one of our products, or the “at-risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products, could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period, which could materially and adversely affect our business, financial condition and results of operations.

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

There was a material deterioration of the global economy and tightening of the financial markets in 2008 and 2009. Although there has been some improvement in the global economy and financial markets in 2010, the outlook for the global economy in 2011 remains uncertain. We depend on the financial markets for access to capital, as do our renal product customers and commercial healthcare insurers. Limited or expensive access to capital could make it more difficult for these customers to do business with us, remit payments to us in the future or to do business generally, which could adversely affect our businesses. We expect that most of our accounts receivables will be collectable due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers. However, payment in the International segment may potentially be more slowly in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis. The continuation, or worsening, of domestic and global economic conditions could continue to adversely affect our businesses and results of operations.

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

We are in dispute with the German tax authorities and the U.S. Internal Revenue Service (IRS) on certain tax deductions disallowed in past and current tax audits. We are also subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits and we may be subject to additional unfavorable adjustments and disallowances. We are contesting, and in some cases appealing certain of the unfavorable determinations. If our objections, audit appeals or court claims are unsuccessful, we could be required to make additional tax payments, which could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. See Item 5, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liquidity” as well as Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings.”

Risks Relating to our Securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

At December 31, 2010, we had consolidated debt of $5,880 million, including $626 million of our Trust Preferred Securities, and consolidated total shareholders’ equity of $7,524 million. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

Our Amended 2006 Senior Credit Agreement, Senior Notes, European Investment Bank (“EIB”) Agreements, Euro Notes and the indentures relating to our Trust Preferred Securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of EBITDAR — consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) plus rent — to consolidated fixed charges (interest, rent, scheduled debt maturities, restrictive payments and cash tax payments)) and we are subject to a maximum consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

Our Amended 2006 Senior Credit Agreement and the indentures related to our Trust Preferred Securities include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations

Fresenius SE owns 100% of the shares in the general partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

Fresenius SE owns approximately 35.7% of our voting ordinary shares and 100% of the outstanding shares of the general partner of the Company. As the sole shareholder of Fresenius Medical Care Management AG, the general partner of the Company, Fresenius SE has the sole right to elect the supervisory board of the general partner which, in turn, appoints the management board of the general partner. The management board of the general partner is responsible for the management of the Company. Through its ownership of the general partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE’s consent, either or both of which could adversely affect the prices of our shares.

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

On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting (“EGM”) held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Fresenius Medical Care Management AG (“Management AG”), a subsidiary of Fresenius AG (now Fresenius SE & Co. KGaA), the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Shareholders in FMC-AG & Co. KGaA participate in all economic respects, including profits and capital, to the same extent and (except as modified by the share conversion described below) with the same number of ordinary and preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form.

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

All share and per share amounts in this report for the years 2007 and 2006 have been restated to reflect our three-for-one share split completed June 15, 2007.

Capital Expenditures

We invested, by business segment and geographical areas, the amounts shown in the table below during the twelve month periods ended December 31, 2010, 2009, and 2008

	Actual
	2010	2009	2008
	(in millions)

Capital expenditures for property, plant and equipment
North America	$288	$299	$385
International	235	275	302

Total Capital Expenditures	$523	$574	$687

Acquisitions and Investments
North America	$359	$124	$135
International	406	68	82
Corporate	157	—	107

Total Acquisitions and Investments	$922	$192	$324

For additional information regarding our capital expenditures, see Item 4. B, “Business Overview — Acquisitions and Investments” and Item 5.B, “Operating and Financial Review and Prospects — Liquidity — Investing.”

B.	Business Overview

Our Business

Based on publicly reported sales and number of patients treated, we are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At December 31, 2010, we provided dialysis treatment to 214,648 patients in 2,757 clinics worldwide located in more than 35 countries. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services and other services under contract to hospitals. In 2010, we provided 31,670,702 million dialysis treatments, an increase of approximately 8% compared to 2009. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in more than 120 countries. For the year ended December 31, 2010, we had net revenues of $12.1 billion, a 7% increase (7% in constant currency) over 2009 revenues. We derived 67% of our revenues in 2010 from our North America operations and 33% from our international operations, which include our operations in Europe (21%), Latin America (5%) and Asia-Pacific (7%). Our ordinary shares and our preference shares are listed on the Frankfurt Stock Exchange and American Depositary Receipts evidencing our ordinary shares and our preference shares on the New York Stock Exchange, and on February 18, 2011, we had a market capitalization of $19.5 billion.

We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

We estimate that in 2010, the value of the global dialysis market was approximately $69 billion and grew at 4%, adjusted for foreign currency translation effects. Approximately $57 billion represents dialysis services, including the administration of dialysis drugs, and approximately $12 billion represents sales of dialysis products. The following table summarizes net revenues for our North America segment and our International segment in our major categories of activity, dialysis care and dialysis products for the three years ended December 31, 2010, 2009 and 2008.

	2010	2009	2008
	(in millions)

North America
Dialysis Care	$7,303	$6,794	$6,247
Dialysis Products	827	818	758

	8,130	7,612	7,005
International
Dialysis Care	1,767	1,556	1,490
Dialysis Products	2,156	2,079	2,117

	3,923	3,635	3,607

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

Except as otherwise specified below, all patient and market data in this Report have been derived using our MCS.

End-Stage Renal Disease

ESRD is the stage of advanced chronic kidney disease characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. Most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. A number of conditions — diabetes, hypertension, glomerulonephritis and inherited diseases — can cause chronic kidney disease. The majority of all people with ESRD acquire the disease as a complication of one or more of these primary conditions.

There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. Therefore, most patients suffering from ESRD rely on dialysis.

We estimate that at the end of 2010, there were approximately 2.621 million ESRD patients worldwide, of which approximately 592,000 kidney patients were living with a transplanted kidney. For many years the number of donated organs worldwide has continued to be significantly lower than the number of patients on transplant waiting lists. Consequently, less than one quarter of the global ESRD population lives with a donor organ and the remainder receive renal replacement therapy in the form of dialysis. Despite ongoing efforts by many regional initiatives to increase awareness of and willingness for kidney donation, the distribution of patients between the various treatment modes has remained nearly unchanged over the past ten years. In both the U.S. and Germany, approximately 30% of all ESRD patients live with a functioning kidney transplant and approximately 70% require dialysis.

There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” Of the estimated 2.029 million dialysis patients treated in 2010, approximately 1.810 million received HD and about 219,000 received PD. Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs. The number of dialysis patients grew by approximately 7% in 2010.

The present annual patient growth rate in North America, the largest dialysis market, is approximately 5% per year, while in many developing countries we see annual growth rates of 10% or more. We believe that worldwide growth will continue at around 6% per year. At the end of 2010, there were approximately 492,000 patients in North America (including Mexico), approximately 322,000 dialysis patients in the 27 countries of the European Union (E.U.), approximately 251,000 patients in Europe (excluding the E.U. countries), the Middle East and Africa, approximately 215,000 patients in Latin America (excluding Mexico), and approximately 750,000 patients in Asia (including 301,000 patients in Japan).

Dialysis patient growth rates vary significantly from region to region. A below average increase in the number of patients is experienced in the U.S. and Japan, as well as Western and Central Europe, where patients with terminal kidney failure have had readily available access to treatment, usually dialysis, for many years. In contrast, growth rates in the economically weaker regions were above average, reaching double digit figures in some cases. This indicates that accessibility to treatment is still somewhat limited in these countries, but is gradually improving.

We estimate that about 20% of worldwide patients are treated in the U.S., around 16% in E.U. and approximately 15% in Japan. The remaining 49% of all dialysis patients are distributed throughout approximately 120 countries in different geographical regions.

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

Patients can receive treatment at a clinic run by (1) a public center (government or government subsidiary owned/run), (2) a healthcare organization (non-profit organizations for public benefit purposes), (3) a private center (owned or run by individual doctors or a group of doctors) or (4) a company-owned clinic, including multi-clinic providers (owned or run by a company such as Fresenius Medical Care). There were approximately 5,600 Medicare-certified ESRD treatment clinics in the U.S. in 2010 with only around 1% of patients receiving care in public centers. In 2010, there were approximately 5,100 dialysis clinics in the E.U. treating dialysis patients. Outside of the U.S., approximately 46% of dialysis patients received care through public centers, approximately 13% through centers owned by healthcare organizations, approximately 22% through private centers and approximately 19% through company-owned clinics, such as ours. In Latin America, private centers and company-owned clinics predominated, caring for over 83% of all dialysis patients. In Japan, nephrologists (doctors who specialize in the treatment of renal patients) cared for around 80% of the population in their private centers.

Among company-owned clinics, the two largest providers are Fresenius Medical Care, caring for approximately 215,000 patients and DaVita, caring for approximately 126,000 patients at the end of 2010. All other company-owned clinics care for less than 20,000 patients each.

Of the approximately 2.029 million patients who received dialysis care in 2010, more than 89% were treated with hemodialysis. Hemodialysis patients represented about 93% of all dialysis patients in the U.S., approximately 96% of all dialysis patients in Japan, and, 91% in the E.U. and 85% in the rest of the world. Within the 15 largest dialysis countries (measured by number of patients) that account for approximately 75% of the world dialysis population, hemodialysis is the predominant treatment method in all countries, except Mexico. Based on these data, it is clear that hemodialysis is the dominant therapy method worldwide.

Peritoneal Dialysis.  Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD, a machine pumps or “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient. The human peritoneum can be used as a dialyzer only for a limited period of time, ideally only if the kidneys are still functioning to some extent.

Our Strategy and Competitive Strengths

Growth Objectives

Goal 10 was our long term growth strategy for 2005 through 2010. Our annual progress toward achieving those objectives, which were met or exceeded, was as follows:

	Annual Progress
	2005		2006		2007		2008		2009		2010

Revenue ($ million)		$6,772		$8,499		$9,720		$10,612		$11,247		$12,053
Annual revenue growth		8%		25%		12%		8%		9%		7%
Share of dialysis market*		13%		16%		16%		16%		17%		18%
Market volume* ($ in billion)	$	~52.5	$	~55	$	~61.5	$	~65	$	~65	$	~69
Annual net income attributable to FMC-AG & Co. KGaA growth percentage**		17%		24%		25%		14%		9%		10%
Compound Annual Growth (Basis 2003)		19%		21%		21%		20%		18%		17%

*	Company estimates

**	2005 excluding one-time effects, 2006 excluding one-time effects and impact of FAS 123(R) and 2007 excluding one-time effects

Goal 13 is our long-term strategy for sustained growth through 2013. Goal 13 includes the following annual objectives for the years 2011, 2012 and 2013:

Annual revenue growth*	6-8%
Annual average interest rate	6.0-6.5%
Net income attributable to FMC AG & Co. KGaA (growth in %)	High single to low double digits
Earnings per share (growth in %)	High single to low double digits
Cash flow from operations**	> 10%
Capital expenditures and acquisitions**	> 7%

*	in constant currency

**	As a percent of revenue.

Growth Paths

We have established four paths that the Company continues to follow in order to perform successfully in a broader spectrum of the global dialysis market and to achieve our growth and profitability objectives:

Path 1: Organic Growth

For this path, we will continue to offer integrated, innovative treatment concepts such as UltraCare®, NephroCare and our recently introduced Protect, Preserve and Prolong (“P3”) comprehensive PD therapy program as well as Cardioprotective Hemodialysis, which uses our Body Composition Monitor to measure patient water levels, a major factor in the cardiovascular health of dialysis patients (see “Business — Research and Development”) and combine these treatments, for example, with our dialysis drugs. With these measures, we want our portfolio of services to stand out from those of our competitors. In addition, we plan to increase our growth in revenue by opening 100-120 new dialysis clinics annually over the next three years and to further increase the number of patients whose treatments are covered by private health insurance.

We also intend to continue to innovate with dialysis products. High-quality products such as our recently introduced 2008T and 4008S classic HD machines and the 5008 therapy system in addition to cost-effective manufacturing are intended to contribute significantly to the further growth of our dialysis products sector.

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

Outside North America, we intend to participate in the privatization process of healthcare systems and seek to achieve above-average growth in Eastern Europe and Asia; acquisitions will support these activities. We have entered into a long-term, 10-year exclusive distribution agreement with Japanese-based Nikkiso Co. Ltd. for distribution of hemodialysis and peritoneal dialysis products in Japan and we have acquired Nikkiso Medical Korea Co. Ltd., a wholly owned subsidiary of Nikkiso Co. Ltd. In our clinic network outside North America, we continue to focus on improving our strategic position in selected markets. In July 2010, we completed a significant expansion of our activities in the field of dialysis services in the Asia-Pacific region through the acquisition of Asia Renal Care Ltd., the second largest provider of dialysis and related services in the Asia-Pacific region (behind Fresenius Medical Care), with more than 80 clinics throughout Asia treating about 5,300 patients. In June 2010, we announced an agreement to acquire KNC (Kraevoy Nefrologocheskiy Centr), a private operator of dialysis clinics in Russia’s Krasnodar region treating approximately 1,000 patients in five clinics, and in December 2010, we acquired Gambro AB’s worldwide peritoneal dialysis (PD) business, which serves over 4,000 PD patients in more than 25 countries, expanding our activities in the home dialysis market, especially in Europe and Asia-Pacific. In January 2011, we entered into a definitive agreement to acquire International Dialysis Centers (“IDC”), the dialysis service business of Euromedic International, for €485 million (approximately $650 million at December 31, 2010). IDC currently treats over 8,200 hemodialysis patients predominantly in Central and Eastern Europe and operates a total of 70 clinics in nine countries. The transaction is subject to necessary regulatory approvals by the relevant anti-trust authorities and we expect to close the acquisition in the first half of 2011.

Path 3: Horizontal Expansion

We plan on opening up new growth opportunities in the dialysis market by expanding our product portfolio beyond patient care and dialysis products. To this end, beginning in 2006 we increased our activities in some areas of dialysis medication and will continue to do so in the future. Initially, we focused on drugs regulating patients’ mineral and blood levels, including phosphate binders, iron and Vitamin D supplements and calcimimetics. High phosphate levels in the blood can lead to medium-term damage to patients’ bones and blood vessels. In 2006, we acquired the PhosLo® phosphate binder business of Nabi Biopharmaceuticals, and in 2008 we entered into license and distribution agreements to market and distribute intravenous iron products such as Venofer® and Ferinject® for dialysis treatment. In December 2010, we expanded upon those agreements by forming a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma Ltd., with Galenica Ltd. (subject to final anti-trust approval in certain regions), designed to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. We own 45% of the new company. See the discussion of “Renal Pharmaceuticals” below.

Path 4: Home Therapies

Around 11% of all dialysis patients perform dialysis at home, principally PD, with the remaining 89% treated in clinics. Still, we aim to achieve a long-term leading global position in the relatively small field of home therapies, including peritoneal dialysis and home hemodialysis. To achieve this goal, we can combine our comprehensive and innovative product portfolio with our expertise in patient care. In 2007 we acquired Renal Solutions, Inc. which owns technology that can be utilized to significantly reduce water volumes used in hemodialysis, an important step in advancing home hemodialysis, and in March 2010, a subsidiary of FMCH purchased substantially all the assets of Xcorporeal, Inc. (“Xcorporeal”) and National Quality Care, Inc. (“NQCI”). Xcorporeal, under license from NQCI, has completed functional prototypes of a portable artificial kidney for attended and home dialysis care and has demonstrated a feasibility prototype of a wearable artificial kidney.

We expect these strategic steps, expansion of our product portfolio horizontally through an increase of our dialysis drug activities (Path 3), further development of our home therapies (Path 4) and organic growth (Path 1), to produce average annual revenue growth of about 6% to 8% through 2013. Between 2011 and 2013, we expect annual net income and earnings per share growth, in percent, in the high single to low double digits.

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

Our Full Spectrum of Dialysis and Laboratory Services

We provide expanded and enhanced patient services, including renal pharmaceutical products and in the United States, laboratory services, to both our own clinics and those of third parties. We have developed disease state management methodologies, which involve the coordination of holistic patient care for ESRD patients and which we believe are attractive to managed care payors. We provide ESRD and chronic kidney disease management programs to about 4,000 patients. In the United States, we also operate a surgical center for the management and care of vascular access for ESRD patients, which can decrease hospitalization.

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

Our Reputation for High Standards of Patient Care and Quality Products and our Extensive Clinic Network

We believe that our reputation for providing high standards of patient care is a competitive advantage. With our large patient population, we have developed proprietary patient statistical databases which enable us to improve dialysis treatment outcomes and further improve the quality and effectiveness of dialysis products. Our extensive network of dialysis clinics enables physicians to refer their patients to conveniently located clinics.

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

Dialysis Care

Dialysis Services

We provide dialysis treatment and related laboratory and diagnostic services through our network of 2,757 outpatient dialysis clinics, 1,823 of which are in North America (including Mexico) and 934 of which are in more than 35 countries outside of North America. Our operations within North America generated 81% of our 2010 dialysis care revenue and our operations outside North America generated 19%. Our dialysis clinics are generally concentrated in areas of high population density. In 2010, we acquired a total of 168 existing clinics, opened 90 new clinics and sold or consolidated 54 clinics. The number of patients we treat at our clinics worldwide increased by about 10%, from 195,651 at December 31, 2009 to 214,648 at December 31, 2010. For 2010, dialysis services accounted for 75% of our total revenue.

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

As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S.. These services include administering EPO, a synthetic engineered hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience. We administer EPO to most of our patients in the U.S. Revenues from EPO accounted for approximately 19% of our total dialysis care revenue in our North America segment for the year ended December 31, 2010. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc. is the sole manufacturer of EPO in U.S. and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from October 2006 to December 2011. As of January 1, 2011, Medicare no longer separately pays for EPO, which is now included in the PPS bundled rate. See “— Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoietin stimulating agents” and “— ESRD PPS.”

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

In the more than 35 countries outside North America in which we currently operate or manage dialysis clinics we face legal, regulatory and economic environments varying significantly from country to country. These individual environments can affect all aspects of providing dialysis services including our legal status, the extent to which we can provide dialysis services, the way we have to organize these services and the system under which we are reimbursed. (See “— Regulatory and Legal Matters — Reimbursement — International (Including Germany and Other Non-U.S.)” for further discussion of reimbursement.) Our approach to managing this complexity utilizes local management to ensure the strict adherence to the individual country rules and regulations and international functional departments supporting country management with processes and guidelines enabling the delivery of the highest possible quality level of dialysis treatment. We believe that with this bi-dimensional organization we will be able to provide superior care to dialysis patients under the varying local frameworks leading to improved patient well-being and to lower social cost.

Fresenius UltraCare® Program

The UltraCare® program of our North America dialysis services group represents our commitment to deliver excellent care to patients through innovative programs, state-of-the art technology, continuous quality improvement and a focus on superior patient service. It combines our latest product technology with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® single use dialyzers are combined with our 2008tm Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. The Ultracare® program also includes an annual training program for staff recertification. In 2008 we launched UltraCare at Home tm which emphasizes patient-centered care: offering the full range of treatment modalities coupled with superior customer service for patients desiring care in the home setting.

Laboratory Services

We provide laboratory testing and marketing services in the U.S. through Spectra Laboratories (“Spectra”). Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra, the leading renal clinical laboratory provider in North America, provides testing for dialysis related treatments in its two operating laboratories located in New Jersey and Northern California. During the year ended December 31, 2010, Spectra performed more than 60 million tests for approximately 171,000 dialysis patients in over 2,500 clinics across the U.S., including clinics that we own or operate.

Acquisitions and Investments

A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire health care businesses, particularly dialysis clinics, on reasonable terms. Worldwide, physicians own many dialysis clinics that are potential acquisition candidates for us. In the U.S., doctors might decide to sell their clinics to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors might determine to sell to us and/or enter into joint ventures or other relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services. Privatization of health care in Eastern Europe and Asia could present additional acquisition opportunities.

During 2010 and 2009, we had total acquisitions and investments of $922 million and $192 million, respectively. Of the total 2010 acquisitions and investments, the cash consideration amounted to approximately $764 million, primarily for acquisitions of dialysis clinics, the formation of a new renal pharmaceutical company with Galenica, Ltd., pharmaceutical licenses, the acquisition of Gambro’s peritoneal dialysis business outside the United States and a €100 million short term investment with banks. In 2009, the cash consideration amounted to $188 million, primarily for acquisitions of dialysis clinics and pharmaceutical licenses. We continued to enhance our presence outside the U.S. in 2010. We significantly expanded our dialysis services and home dialysis businesses in Asia Pacific and in Europe in 2010 through acquisitions of dialysis service providers in those regions and entered into a definitive agreement for a significant acquisition in Eastern Europe in January 2011. We also acquired individual or small groups of dialysis clinics in selected markets, expanded existing clinics and opened new clinics. For further discussion of our 2010 acquisitions and investments, see “-Our Strategy and Competitive Strengths-Growth Paths-Path 2-Acquisitions” and “Path 3-Horizontal Expansion” and “Renal Pharmaceuticals” below.

Quality Assurance and Quality Management in Dialysis Care

In order to evaluate the quality of our dialysis treatments in our worldwide operations, we make use of quality parameters that are recognized by the dialysis industry, such as hemoglobin values, phosphate levels, Kt/V values (the ratio of treatment length to toxic molecule filtration), albumin levels for assessment of nutritional condition and the rate of patients dialyzed with a catheter. The number of days a patient spends hospitalized is also an important indicator of treatment quality. We also monitor the Standardized Mortality Rate (“SMR”).

In our European region (includes our EU, European non-EU, Middle East and African operations), our quality management activities are primarily focused on comprehensive development and implementation of an Integrated Management System (“IMS”) for quality management. Our goals in this area include not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach results in an IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the quality management system standard offers a highly flexible structure that allows us to adapt to future regulations. The most important of these include, among others, ISO 9001:2008 requirements for quality management systems in combination with the ISO 14001:2004 standard for environmental management systems. Our IMS fulfils the ISO-Norm 9001:2008 requirements for quality management systems and links it with the ISO-Norm 14001:2004 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2003.

Our dialysis clinics’ processes and documentation are continuously inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. We introduced our quality management system in 45 dialysis clinics in 2010. Currently, 73% of our European region clinics in 18 countries meet quality management standard ISO 9001:2008.

Additionally, in 2010 in our European region, the NephroCare Excellence Program, which aims to optimize the benefits of our dialysis care for all stakeholders, was developed and implemented. NephroCare seeks to improve knowledge, performance and satisfaction for our patients, our employees, our shareholders, and the community through the employment of highly skilled and motivated staff, innovative and efficient programs, the use of cutting edge technology, and process of continuing improvement through research and optimisation.

At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2010, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access

Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment and the percentage of patients who use catheters, which is the major cause of hospitalization and morbidity.

Our principal focus of our research and development activities is the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients. See Item 5.C, “Operating and Financial Review and Prospects — Research and Development.”

Sources of U.S. Dialysis Care Net Revenue

The following table provides information for the years ended December 31, 2010, 2009 and 2008 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2010	2009	2008

Medicare ESRD program	49.4%	50.0%	53.2%
Private / alternative payors	42.3%	41.1%	37.4%
Medicaid and other government sources	3.4%	3.6%	3.8%
Hospitals	4.9%	5.3%	5.6%

Total	100.0%	100.0%	100.0%

Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See “Regulatory and Legal Matters — Reimbursement.”

Patient, Physician and Other Relationships

We believe that our success in establishing and maintaining dialysis clinics, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. In nearly all our dialysis clinics, local doctors, who specialize in the treatment of renal patients (nephrologists) act as practitioners. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient’s nephrologist has staff privileges. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from nephrologists, hospitals and general practitioners.

Medicare ESRD program reimbursement regulations require that a medical director generally supervise treatment at a dialysis clinic. Generally, the medical director must be board certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. Our medical directors also generally maintain their own private practices. We have entered into written agreements with physicians who serve as medical directors in our clinics. In North America these agreements generally have an initial term between five to ten years. The compensation of our medical directors and other contracted physicians is negotiated individually and depends in general on local factors such as competition, the professional qualification of the physician, their experience and their tasks as well as the size and the offered services of the clinic. The total annual compensation of the medical directors and the other contracted physicians is stipulated at least one year in advance and the medical directors agree to seek to continue to improve efficiency and quality. We believe that the compensation of our medical directors is in line with the market.

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

Competition

Dialysis Services.  Our largest competitors in the North America segment are DaVita, Inc., Dialysis Clinic Inc., Renal Advantage Inc. and Diversified Specialty Institutes, Inc. and, in our International segment, our largest competitors are Kuratorium für Heimdialyse and Diaverum (formerly the non-U.S. dialysis services business of Gambro AB) in Europe, Showa-Kai and Zenjin-Kai in Asia Pacific, and Baxter International Inc. and Diaverum in Latin America. Ownership of dialysis clinics in the U.S. consists of a large number of company-owned clinic providers, each owning ten or fewer clinics and a small number of larger company-owned, multi-clinic providers who own the majority of U.S. clinics, of which we are the largest. Over the last decade the dialysis industry has been characterized by ongoing consolidations. Internationally, the dialysis services market is much more fragmented, with a higher degree of public ownership in many countries.

Many of our dialysis clinics are in urban areas, where there frequently are many competing clinics in proximity to our clinics. We experience direct competition from time to time from former medical directors, former employees or referring physicians who establish their own clinics. Furthermore, other health care providers or product manufacturers, some of which have significant operations, may decide to enter the dialysis business in the future.

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

Dialysis Products

Based on internal estimates prepared using our MCS, publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in over 120 countries. Most of our customers are dialysis clinics. For the year 2010, dialysis products accounted for 25% of our total revenue.

We produce a wide range of machines and disposables for HD, PD and acute dialysis:

•	HD machines and PD cyclers

•	Dialyzers, our largest product group

•	PD solutions in flexible bags

•	HD concentrates, solutions and granulates

•	Bloodlines

•	Systems for water treatment

Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including specific instruments for vascular access as well as other supplies, such as bandages, clamps and injections. We also include our PhosLo® and Venofer® iron products and sales of other renal pharmaceutical products as part of our dialysis product revenues.

The markets in which we sell our dialysis products are highly competitive. The three largest manufacturers of dialysis products accounted for approximately 67% of the worldwide market in 2010. As the market leader in this segment, we had approximately a 33% market share. We estimate that in 2010, we supplied approximately 45% of global dialyzer production and approximately 55% of all HD machines sold worldwide. In 2010, our market share for PD products sold worldwide was 17%. Our acquisition of Gambro’s PD business closed in December 2010; as a result, our market share for PD products increased to 19%.

Overview

The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and other dialysis products.

	Year Ended December 31,
	2010		2009		2008
	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total
	(in millions)

Hemodialysis Products	$2,348	79	$2,263	78	$2,292	80
Peritoneal Dialysis Products	329	11	320	11	346	12
Other	306	10	314	11	237	8

Total	$2,983	100	$2,897	100	$2,875	100

Hemodialysis Products

We offer a comprehensive hemodialysis product line, including HD machines, modular components for dialysis machines, polysulfone dialyzers, bloodlines, HD solutions and concentrates, needles, connectors, machines for water treatment, data administration systems, dialysis chairs, PhosLo® and Venofer® iron products, and other renal drug products. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.

Dialysis Machines.  We sell our 4008 and 5008 Series HD dialysis machines in our International segment. In North America, we sell our 2008® Series machines, modeled on the 4008 Series. The 4008/2008 series is the most widely sold machine for hemodialysis treatment. In our International segment in 2009, we introduced our 4008S classic machine which is a basic dialysis machine for performing conventional HD treatments with limited therapy options for budget-focused customers. Following the successful launch of the 5008 series in 2005, we concentrated on the continued improvement of the reliable operation of our model 5008 dialysis machine in clinical use and under increasingly varied conditions in international applications during 2010. These efforts for improvement have taken into account considerable feedback from our own dialysis clinics as well as from other customers while focusing on therapeutic, technical, and economic aspects of the machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and is offering the most efficient therapy modality, Online-Hemodiafilitration, as a standard feature. Significant advances in the field of electronics enable highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces. In 2010 in North America, we introduced our 2008T hemodialysis machine featuring Fresenius Clinical Data Exchange software.

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

Peritoneal Dialysis Products

We offer a full line of peritoneal dialysis systems and solutions which include both continuous ambulatory peritoneal dialysis (“CAPD”) and continuous cycling peritoneal dialysis (CCPD) also called automated peritoneal dialysis (“APD”). In 2008, we introduced our Body Composition Monitor for home dialysis, which determines a patient’s body composition (water, body mass and fat) which assesses a patient’s hydration state to assist in determining the patient’s therapy. See Item 5.C, “Operating and Financial Review and Prospects — Research and Development.”

CAPD Therapy:  We manufacture both systems and solutions for CAPD therapy. Our product range offers the following advantages for patients including:

•	Fewer possibilities for touch contamination. Our unique PIN and DISC technology was designed to reduce the number of steps in the fluid exchange process and by doing so has lessened the risk of infection, particularly in the disconnection step in which the patient connector is closed automatically without the need for manual intervention.

•	Optimal biocompatibility. Our PD balance and bicaVera® solutions are pH neutral and have very low glucose degradation products providing greater protection for the peritoneal membrane and allowing for the protection of the residual renal function of the PD patients.

•	Environmentally friendly material: Our stay•safe® system is made of Biofine®, a material, developed by Fresenius, which upon combustion is reduced to carbon dioxide and water and does not contain any plasticizers.

APD Therapy:  We have been at the forefront of the development of automated peritoneal dialysis machines since 1980. APD therapy differs from that of CAPD in that fluid is infused into the patient’s peritoneal cavity while the patient sleeps. The effectiveness of the therapy is dependant on the dwell time, the composition of the solution used, the volume of solution and the time of the treatment, usually 8 — 10 hours. APD offers a number of benefits to patients:

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

Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. Our APD equipment product line includes:

•	sleep•safe: The sleep•safe machine has been used since 1999. It has automated connection technology thus further reducing the risk on touch contamination. Another key safety feature is the barcode recognition system for the types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of infants. The sleep•safe machine allows for innovative and simple ways of individualizing APD prescriptions to achieve better treatment results. One of these is Adapted APD therapy in which, by using the same treatment volume and total treatment time but changing the profile of the cycles, better clearance and ultrafiltration are achieved.

•	North American cycler portfolio: This includes: (a) the new Liberty® cycler introduced in 2008 incorporating many new operational and safety features with an innovative piston driven pumping cassette design, (b) the Freedom® and 90/2® cyclers for pediatric and acute markets, (c) the Freedom® Cycler PD+ with IQ cardtm and (d) the Newton IQ® Cycler. The credit card-sized IQcardtm can provide actual treatment details and results for compliance monitoring to the physician and, when used with the Newton IQ® Cycler, can upload the patient’s prescription into the machine. The Newton IQ® Cycler also pumps waste dialysate directly into a receptacle.

•	Patient Management Software: We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, Pack-PD® and Finesse®. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.

In December 2010, we acquired the global PD business of Gambro AB, which serves over 4,000 patients in more than 25 countries (although acquisition of the Serbian business is subject to final approval by antitrust authorities). This acquisition expands our activities in the area of home dialysis, particularly in the European and Asia-Pacific regions.

Renal Pharmaceuticals

We acquired the rights to PhosLo® from Nabi Pharmaceuticals in November 2006. During 2007, we applied for approval of PhosLo® in selected European countries and of OsvaRen, another phosphate binder that supports bone health, in most EU member states. In October 2008, a competitor’s generic phosphate binder that competes with PhosLo® was introduced in the U.S. market. See Item 5, “Operating and Financial Review and Prospects — Results of Operations — Year Ended December 31, 2009 Compared to Year Ended December 31, 2008.” In October 2009, we launched a competing authorized generic version of the PhosLo® existing gelcap formulation in the U.S. In July 2009, a new drug application for Phoslyratm, the liquid formulation of PhosLo®, was submitted to the FDA.

In 2008, we entered into two separate and independent license and distribution agreements, one for the U.S. (with Galenica Ltd. and Luitpold Pharmaceuticals Inc.) and one for certain countries in Europe and the Middle

East (with Galenica AG and Vifor (International) AG), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose). Both drugs are used to treat iron deficiency anemia experienced by dialysis patients. Venofer® is the leading intravenous iron product worldwide. The agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008 provides our subsidiary FUSA Manufacturing Inc. (“FMI”) with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FMI similar rights for certain new formulations of the drug. The U.S. license agreement has a term of ten years and includes FMI extension options. The international agreement has a term of 20 years.

In December 2010, we announced the extension of our agreements with Galenica, Ltd. (“Galenica”) by forming a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma Ltd., to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. Galenica will contribute licenses (or the commercial benefit in the U.S.) to the new company its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (Chronic Kidney Disease (CKD) stages III to V). Commercialization of both of these products outside the field of CKD stages III to V will remain fully the responsibility of Galenica and its existing key partners. Galenica will also contribute to the new company exclusive worldwide rights for PA21, a novel iron-based phosphate binder currently in preparation for phase III clinical studies, but will maintain a recently announced agreement to develop and market this product in Japan through another partner. Fresenius Medical Care owns 45% of the new company which is headquartered in Switzerland.

We estimate that the worldwide market for dialysis drugs used to treat CKD (currently vitamin D, iron, potassium binders and phosphate binders) in 2010 was more than $2.7 billion. As part of our horizontal expansion growth path, we intend to continue to integrate the use of dialysis drugs with our existing product technology, dialysis treatment and laboratory services.

Customers, Marketing, Distribution and Service

We sell most of our products to clinics, hospitals and specialized treatment clinics. With our comprehensive product line and years of experience in dialysis, we believe that we have been able to establish and maintain very close relationships with our clinic customer base on a global basis. Close interaction between our Sales & Marketing and Research and Development (“R&D”) personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. Sales & Marketing engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. We also sponsor medical conferences and scientific symposia as a means for disseminating scientific or technical information. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We also use outside distributors to provide sales coverage in countries that our internal sales force does not service.

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

In 2009, we consolidated our German warehouses in Gernsheim and Darmstadt into a new central distribution center in Biebesheim and all warehouse activities and business have been transferred, resulting in one distribution center servicing customers in approximately 140 countries worldwide. Through this consolidation, we have been able to increase service level, quality and responsiveness to customer demands, as well as decrease stock levels and lower costs.

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

Manufacturing Operations

We operate state-of-the-art production facilities worldwide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, mixes, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. Our strategically located production and distribution centers help to reduce transport costs. We are using our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing. For example, in St. Wendel we developed in-house an automatic bundling machine for processing polysulfone fibers. The machine automatically carries out all steps required to convert hollow fibers for dialyzer production and to create bundles with a fixed number of fibers — the core of the dialyzer. We integrated the first automatic bundling machine into production in 2008 and as of the end of 2010, we had four spinning lines equipped with bundling machines.

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

To meet the ever-growing demand for dialyzers from Fresenius Medical Care, we put into operation in May 2008 a €38 million expansion of our production capacity for FX-class premium dialyzers in Germany. With this expansion, our installed dialyzer capacity has increased by almost 50% from 25 million to 37 million F- and FX-class dialyzers. We have also expanded our dialyzer production capacities in the U.S. (Ogden, Utah), from 35 million to 37 million, and a new assembly line scheduled to commence production in 2011 will further increase capacity to approximately 46 million dialyzers. In the coming years, our Ogden site will implement two additional production lines for polysulfone fiber bundles.

Due to strong demand for our HD dialysis machines, we have kept our production of these machines for the U.S. market on an increased level since 2008. In 2010, production of series 5008 machines for our International segment rose by 11.8% compared to 2009, due to new sales of the series 5008 machines as well as replacement sales for the series 4008 machines. Total machine production quantities in 2010 rose by approximately 11% over 2009.

We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. The pressure, temperature and time required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. In North America, we are gearing our manufacturing processes to the “Lean Six Sigma” management system which is also utilized in our Schweinfurt facility. The focus of Lean Six Sigma is to achieve a very low error rate which would result in better quality production results while shortening the time it takes to manufacture our products. IMS fulfills ISO 9001:2000 requirements for quality control systems in combination with the ISO norm 14001:2004 for environmental control systems. At the same time, IMS conforms to the requirements for medical devices of ISO norm 13485:2003. We have implemented our IMS in all our European production sites. (see also Item 4. Regulatory and Legal Matters — Facilities and Operational Regulations.) At our production facilities in North America, we received a total of five comprehensive FDA facility inspections during 2010. Three of these were concluded without any citations, while two required remedial activities to address issues identified in the FDA’s Observation Report. Additionally, all of our production facilities have undergone annual ISO 13485:2003 Quality Systems inspections, maintaining all certifications, with no major non-conformances to the standard being noted.

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

We continually seek to improve our production processes for environmental compatibility, which frequently generates cost savings. Our European region production plants, dialysis clinics and research and development participate in the Corporate Environment Program, the purpose of which is to improve environmental awareness and ecological efficiency, comply with new environmental regulations and expand the number of units certified under the environmental management standard ISO 14001:2004.

In 2010, we continued the efficiency initiative “Energy squeeze” in our main European production plants. The target is to save 5% of energy consumption annually. In 2010, the implementation of the environmental management system was successfully completed in the production plants in Ober-Erlenbach, Germany and Vrsac, Serbia. Both plants have been audited externally and achieved the environmental certification in accordance with ISO 14001:2004.

In our dialysis facilities, we establish, depending on the facility and situation concerned, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Improvements are implemented on a site-by-site basis after evaluation of the site’s performance. We introduced our environmental management system in 55 dialysis clinics in 2010 and increased the proportion of our European region dialysis clinics that meet environmental management standard ISO 14001:2004 to 52%. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data in over 300 clinics. This software is intended to reduce the working time effort while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

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

New Product Introductions

The field of dialysis products is mainly characterized by constant development and refinement of existing product groups and less by break-through innovations. In 2010, we introduced the 2008T HD machine featuring Fresenius Clinical Data Exchange software for the U.S. market, which we launched in November. The 2008T is the first approved HD machine in the U.S. market with an integrated software platform for entering and managing clinical treatment data directly at the treatment couch. It is designed to assist physicians and clinic staff in efficiently and promptly recording the data required by the authorities for billing services pursuant to the new ESRD PPS requirements. In addition, we continued research to further improve treatment quality both in the clinical and home environment and are continuing to research ways to reduce water consumption per treatment. Actual expenditures on research and development in 2010 were $97 million. See Item 5.C, “Operating and Financial Review and Prospects — Research and Development”.

Patents and Licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in about 3,600 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our generation of DiaSafeplus® filters and FX® dialyzers which are the subject of patents and pending patent applications.

The connector-container system for our biBag bicarbonate concentrate powder container for the 4008 dialysis equipment series has been patented in the United States, Norway, Japan and Europe. The German part of the European patent has been the subject of invalidity proceedings. A final court decision in 2009 confirmed the validity of the patent. For information regarding patent infringement claims made against us, see Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings — Commercial Litigation.”

A number of patents and pending patent applications relate to components of the more recent 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and connector system for a modified biBag bicarbonate concentrate container. A number of new applications are pending for the newly introduced North American 2008T HD machine including, for example, the CDX system for the display of medical information directly on the 2008T screen, a new wireless wet detector for sensing line disconnect and a U.S. version of the biBag filling system. New applications are also pending relating to our new Liberty® peritoneal dialysis cycler which has a number of innovative attributes such as its multi-channel disposable cassette, dual piston pump and pneumatically locking door. Finally, a large number of new patent applications have been filed related to our new table top portable HD machine and wearable kidney devices in development.

In 2007 we acquired Renal Solutions Inc. and its substantial portfolio of patents and applications for renal sorbent technology. Many of the patents and applications represent new technology that the Company hopes to utilize in future products. We recently filed several new patent applications for improved sorbent designs/formulations developed since the acquisition as well as for future dialysis devices that utilize the acquired technology.

One of our more significant patents, the in-line sterilization method patent, expired in 2010 in Germany, the United States and other countries. The patent for the 4008 biBag connector expires in 2013 in Germany, the United States, and other countries. The dates given represent the maximum patent life of the corresponding patents. We believe that even after the expiration of some of our patents, our proprietary know how for the manufacture of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgraded products will continue to provide us with a competitive advantage.

For PD, we hold protective rights for our polyolefine film, Biofine®, which is suitable for packaging intravenous and peritoneal dialysis fluids. Patents have been granted in Australia, Brazil, Canada, Germany, Europe, South Korea, Belarus and the United States. A Japanese patent was revoked as a result of opposition proceedings. A further patent family describes and claims a special film for a peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. These patents have been granted in Brazil, Europe, Germany, Japan, South Korea and the United States. However, proceedings against the registration of this patent in Europe are currently pending.

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

Trademarks

Our principal trademarks are the name “Fresenius” and the “F” logo, for which we hold a perpetual, royalty-free license from Fresenius SE, our major shareholder and the sole shareholder of our general partner. See Item 7.B, “Related Party Transactions — Trademarks”.

Competition

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

Our risk management system is strengthened by the internal audit department. The department operates in compliance with the Institute of Internal Auditors (IIA) standards and is independent of the regions. Annual worldwide audit assignments are selected based on a risk assessment model. The audit plan is reviewed by the Management Board and approved by the Audit and Corporate Governance Committee of the Supervisory Board. This plan includes financial audits of individual units as well as full-scope audits of all business processes of a subsidiary or business unit. All audit reports resulting from the audit plan are sent to the Management Board and our external auditor. The internal audit department also monitors the implementation of measures documented in the audit reports. The Management Board is regularly informed about the implementation status. In addition, the Audit and Corporate Governance Committee of the Supervisory Board is informed about the audit results.

Since May 2009, we have been subject to the “German Act on the Modernisation of Accounting Law (“BilMoG”). The act contains a number of provisions intended to enhance and improve the corporate governance of companies participating in the capital markets. Management has taken BilMoG as an opportunity for additional review and, if necessary, improvement of the existing internal reporting and control processes.

As a company required to file reports under the Securities Exchange Act of 1934, we are subject to the provisions of the Sarbanes-Oxley Act of 2002 and related listing rules of the New York Stock Exchange applicable to foreign private issuers. For further information on this requirement, see Items 15.A. and 15.B, “Disclosure Controls and Procedures” and “Management’s annual report on internal control over financial reporting.”

Regulatory and Legal Matters

Regulatory Overview

Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations governing the operation of dialysis clinics, laboratories and manufacturing facilities, the provision of high quality health care for patients, compliance with labor and employment laws, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for governmental payments and/or reimbursement. In the U.S., some states establish regulatory processes that must be satisfied prior to the establishment of new dialysis clinics. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit ownership of healthcare providers or establish other regulatory barriers to direct ownership by foreign companies. In such jurisdictions, we may establish alternative contractual arrangements to provide services to those facilities.

Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

•	failure to receive required licenses, certifications or other approvals for new facilities or products or significant delays in such receipt;

•	complete or partial loss of various federal certifications, licenses, or other permits required under the laws of any state or other governmental authority by withdrawal, revocation, suspension, or termination or restrictions of such certificates and licenses by the imposition of additional requirements or conditions, or the initiation of proceedings possibly leading to such restrictions or the partial or complete loss of the required certificates, licenses or permits;

•	a non-appealable finding of material violations of U.S. healthcare laws; and

•	changes resulting from healthcare reform or other government actions that reduce reimbursement or reduce or eliminate coverage for particular services we provide.

We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “Anti-Kickback Statute”, the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the “Stark Law”, U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996 that protect the privacy and security of patient medical records and prohibit inducements to patients to select a particular healthcare provider, commonly known as “HIPAA”, and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. ACA expanded the reach of many of these laws and expanded federal enforcement authority. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the healthcare industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to healthcare laws that may create further restrictions.

We maintain a comprehensive worldwide compliance program under the overall supervision of our general partner’s Member of the Management Board responsible for, amongst others, Legal, who is also our general counsel and chief compliance officer. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures, provisions for anonymous reporting of suspected violations of applicable laws or Company policies and periodic internal audits of our compliance procedures. Nevertheless, we operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded healthcare program, or engage in impermissible conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute or the False Claims Act, among other laws. See Note 18, “Legal Proceedings — Other Litigation and Potential Exposures” of the Notes to our audited consolidated financial statements.

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

If the FDA believes that a company is not in compliance with applicable regulations, it can pursue enforcement action including, for example, issuing a warning letter such as the letter issued to the Company on September 15, 2010, in response to which the Company has since taken corrective action and is awaiting a reinspection by the FDA. Other FDA action may include issuing a recall order, instituting proceedings to detain or seize products, imposing operating restrictions, enjoining future violations and assessing civil penalties against a company, its officers or its employees. The agency can also recommend criminal prosecution to the Department of Justice. In addition, companies may initiate voluntary recalls. For example, on January 14, 2011, the Company announced a voluntary Class l recall of certain blood tubing sets sold in the U.S. and Canada due to reports of arterial line kinks.

In order to clinically test, produce and market certain medical products and other disposables (including hemodialysis and peritoneal dialysis equipment, dialyzers, bloodlines and other disposables) for human use, we must also satisfy mandatory procedures and safety and efficacy requirements established by the FDA or comparable foreign governmental agencies. After approval or clearance to market is given, the FDA, upon the occurrence of certain events, has the power to withdraw the approval or clearance or require changes to a device, its manufacturing process, or its labeling or may require additional proof that regulatory requirements have been met. Such rules generally require that products be approved or cleared by the FDA as safe and effective for their intended use prior to being marketed.

We cannot assure that all necessary regulatory approvals, including approvals for new products or product improvements, will be granted on a timely basis, if at all. Delays in or failure to receive approval, product recalls or warnings and other regulatory actions and penalties can materially affect operating results.

Some of our products — including our peritoneal dialysis solutions, PhosLo®, and Venofer® — are designated as drugs by the FDA and, as such, are subject to additional regulation under the Food, Drug, and Cosmetic Act of 1938, as amended. Many of these requirements are similar to those for devices. Thus, we are required to register with the FDA and are required to comply with regulatory requirements regarding drug manufacturing, labeling, distribution, and recordkeeping. Our drug products must be manufactured in accordance with cGMP (21 C.F.R. Part 211), and we are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations. In addition, as with our medical devices, our drug products must satisfy mandatory procedures and safety and efficacy requirements before they can be marketed and the FDA prohibits us from promoting a pharmaceutical product for unapproved indications. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed above with respect to medical devices.

International (Including Germany and Other Non-U.S)

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

The provisions of the German Drug Law are comparable with the legal standards in other European countries. As in many other countries, the AMG provides that a medicinal product may only be placed on the market if it has been granted a corresponding marketing authorization. Such marketing authorization is granted by the competent licensing authorities only if the quality, efficacy and safety of the medicinal product has been scientifically proven. Medicinal products marketed on the basis of a corresponding marketing authorization are subject to ongoing control by the competent authorities. The marketing authorization may also be subsequently restricted or made subject to specific requirements. It may be withdrawn or revoked if there was a reason for the refusal of the marketing authorization upon its grant or such a reason arises subsequently, or if the medicinal product is not an effective therapy or its therapeutic effect has been insufficiently proven according to the relevant state of scientific knowledge. Such a reason for refusal is, inter alia, found to exist if there is a well-founded suspicion that the medicinal product has not been sufficiently examined in accordance with the current state of scientific knowledge, that the medicinal product does not show the appropriate quality, or that the medicinal product, when properly used as intended, produces detrimental effects going beyond the extent justifiable according to the current state of knowledge of medicinal science. The marketing authorization can also be withdrawn or revoked in the case of incorrect or incomplete information supplied in the authorization documents, if the quality checks prescribed for the medicinal product were insufficient or have not been sufficiently carried out, or if the withdrawal or revocation is required to comply with a decision made by the European Commission or the Council of the European Union. Instead of a withdrawal or revocation, the suspension of the marketing authorization may be ordered for a limited period.

The provisions of the AMG and a statutory order, Arzneimittel- und Wirkstoffherstellungsverordnung, also contain special requirements for the manufacture of medicinal products. The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-good manufacturing practice (“EU-GMP”) as well as the terms of the particular marketing authorization. A manufacturer of medicinal products must, inter alia, employ pharmacists, chemists, biologists, or physicians responsible for the quality, safety and efficacy of the medicinal products. The manufacturer must name several responsible persons: a Qualified Person (QP) for the release of the medicinal product into the market possessing the expert knowledge specified by the AMG, a head of production, a head of quality control, and, if the manufacturer markets the medicinal products itself, a commissioner for the so-called graduated plan (Stufenplanbeauftragter for Germany, a Qualified Person for Pharmacovigilance (QPP) for the European Union) and an information officer. It is the responsibility of the QP to ensure that each batch of the medicinal products is produced and examined in compliance with the statutory provisions of the AMG. The QPP must, among other things, collect and assess any reported risks associated with the medicinal products and coordinate any necessary measures according to German Drug Law. The QPP, residing within the European Economic Area, is responsible for pharmacovigilance and the establishment of a system for handling of all suspected adverse reactions that need to be reported. The information officer is in charge of the scientific information relating to the medicinal products. All these persons may be held personally liable under German criminal law for any breach of the AMG.

International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission and the International Conference on Harmonization of Technical Requirements for Human Use (“ICH”). In particular, the Pharmaceutical Inspection Co-operation Scheme (“PIC/S”) an international treaty, contains rules binding many countries in which medicinal products are manufactured. Among other things, the European Commission, PIC/S and ICH establish requirements for GMP which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2000 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which is more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

Medical Devices.  In the past, medical devices were subject to less stringent regulation than medicinal products in some countries. In the last decade, however, statutory requirements have been increased. In the EU, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area (“EEA”), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices (“AIMDs”), as last amended (“AIMD Directive”), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended (“MD Directive”), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended (“IVD Directive”). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. With regard to the MD Directive, the Commission submitted an amendment, 2007/47/EC, intended to achieve improvements, for instance in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. Member States had to incorporate the new Directive into national law by December 31, 2008 and all manufacturers had to come into compliance by March 21, 2010.

According to the directives relating to medical devices, the CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a CE certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO13485:2003 and AC2009, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the European Community (“EC”) requirements. If able to do so, the manufacturer has to put a “CE” mark on the products. Medical devices that do not bear the “CE” mark cannot be imported, sold or distributed within the EC.

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

The conformity assessment procedures for Class I devices with a low degree of invasiveness in the human body (e.g. devices without a measuring function that are not subject to any sterilization requirements), can be made under the sole responsibility of the manufacturer by submitting an EC declaration of conformity (a self-certification or self-declaration). For Class IIa devices, the participation of a “Notified Body” is binding for the production phase. Devices of classes IIb and III involving a high risk potential are subject to inspection by the Notified Body not only in relation to their manufacture (as for class IIa devices), but also in relation to their specifications and design. Class III is reserved for the most critical devices the marketing of which is subject to an explicit prior authorization with regard to their conformity. In risk categories IIa, IIb and III, the manufacturer can make use of several different conformity assessment modules.

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

Environmental Regulation

We are subject to a broad range of federal, foreign, state and local laws and regulations relating to pollution and the protection of the environment. These laws regulate, among other things, the discharge of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites and other matters relating to worker and consumer health, and safety and to the protection of the environment. Noncompliance with these regulations can result in significant fines or penalties or limitations on our operations. The applicable environmental, health and safety laws and regulations, and any changes to them or their enforcement, may require us to make material expenditures with respect to ongoing compliance with or remediation under these laws and regulations or require that we modify our products or processes in a manner that increases our costs or reduces revenues.

In addition, the Company uses substances regulated under U.S. and European environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, we believe the ongoing impact of compliance with environmental protection laws, rules and regulations will not have a material impact on the Company’s financial position or results of operations.

An Environmental Management System (“EMS”) based on ISO 14001:2004 has been established in the main production plants and in a high number of dialysis clinics in the European region. Compliance with environmental regulations is an essential requirement of our EMS. Internal and external audits are organized and performed to ensure that EMS requirements are fulfilled.

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

OSHA regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections against blood-borne and air-borne pathogens. The regulatory requirements apply to all healthcare facilities, including dialysis centers, vascular access centers and laboratories, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne pathogens training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other OSHA-mandated programs for blood-borne and air-borne pathogens.

Some states in which we operate have certificate of need (“CON”) laws that require any person or entity seeking to establish a new healthcare service or to expand an existing service to apply for and receive an administrative determination that the service is needed. We currently operate in several states, as well as the District of Columbia and Puerto Rico that have CON laws applicable to dialysis centers. These requirements could, as a result of a state’s internal determination of its dialysis services needs, prevent entry to new companies seeking to provide services in these states, and could constrain our ability to expand our operations in these states.

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

Reimbursement

As a global dialysis care provider and supplier of dialysis services and products, we are represented in more than 120 countries throughout the world. Consequently, we face the challenge of meeting the needs of a wide variety of patients and customers in very different economic environments and healthcare systems.

The healthcare systems and rules for the reimbursement of the treatment of patients suffering from ESRD vary in the individual countries. In general, the government, in some countries in coordination with private insurers, is responsible for financing the healthcare system through tax payments and other sources of income, social security contributions or a combination of such sources.

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

The Medicare program is the largest single source of dialysis services revenues from dialysis treatment. Approximately 53% of North America dialysis services revenues for 2010 were provided by Medicare’s ESRD program and Medicaid. As a preliminary matter, in order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. New conditions for coverage became effective in October of 2008, with the exception of two provisions relating to physical environment and infection control which became effective in February of 2009. We believe we have made the necessary modifications to meet these requirements.

Medicare reimbursed our dialysis centers for certain products and services delivered prior to January 1, 2011 in accordance with a “basic case-mix adjusted prospective payment system,” which provided a fixed payment for each dialysis treatment, comprised of a composite rate component, a drug add-on adjustment component, case-mix adjustments and a regional wage index adjustment. The payment rates under this system were subject to adjustment from time to time through changes in the Medicare statute (in the case of basic services included in the “composite rate”) or through annual adjustments (in the case of a portion of the payment referred to as the drug add-on, case-mix and wage index adjustments). Effective January 2011, Medicare introduced a new ESRD PPS, which encompasses those services that were paid under the composite rate as well as certain formerly separately payable drugs and laboratory tests. The ESRD PPS is described in greater detail below.

For calendar year 2009, CMS set the drug add-on adjustment at $20.33 per treatment, or 15.2% of the total per-treatment composite payment. For calendar year 2010, CMS kept the drug add-on amount constant at the 2009 rate of $20.33 per treatment, while it increased the base portion of the composite rate by 1% pursuant to the requirement in MIPPA. As a result, the drug add-on amount, constant in dollar terms, declined to 15% of the total per-treatment payment in 2010 and 14.7% for 2011. The base portion of the composite rate, unlike many other payment rates in Medicare, had not been automatically updated each year. As a result, this portion of the composite payment rate had not received an annual update in the absence of a statutory change. In MIPPA, Congress provided for a 1.0% increase in the base portion of the composite rate in each of 2009 and 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. Thus, in 2009, all facilities were paid at the 2008 independent facility rate increased by 1.0%.

For 2010, the base composite rate was $135.15 for both independent and hospital-based facilities, an increase of 1.0% from the 2009 rate. CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSA”) and those based on new core-based statistical areas (“CBSA”) used in 2008. For 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities are now paid according to the CBSA rate. For 2010, CMS reduced the wage index floor from 0.70 to 0.65.

Certain other items and services that we furnish at our dialysis centers were not included in the composite rate and were eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which were reimbursed at 106%

of the average sales price as reported to CMS by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home were also reimbursed separately under a reimbursement structure comparable to the in-center composite rate.

Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected. For a discussion of the rules CMS is using to implement recent Medicare reimbursement rate changes including provisions for implementation of an “expanded bundled rate” for dialysis services provided on or after January 1, 2011, see “— ESRD PPS,” below.

Medicare pays as the primary insurer for Medicare-eligible individuals under some circumstances. For details, see “— Coordination of Benefits” below. For Medicare-primary patients, Medicare pays 80% of the prospective payment amount for the ESRD PPS items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary’s cost-sharing obligations (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20% co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently do not fully collect despite reasonable collection efforts. In some states, Medicaid does not fully cover the cost-sharing obligations of Medicare-Medicaid dually eligible individuals, and we are precluded from collecting directly from these beneficiaries. Under an advisory opinion from the Office of the Inspector General of the Department of Health and Human Services, subject to specified conditions, we and other similarly situated providers may make contributions to a non-profit organization that has agreed to make premium payments for supplemental medical insurance and/or “Medigap” insurance on behalf of indigent ESRD patients, including some of our patients.

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

We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. We make our pharmaceutical products available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration under an FSS contract negotiated by the department of Veterans Affairs (“VA”). With the recent acquisition of a license to market and distribute the IV Iron product Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the manufacturer of Venofer® which is reimbursed under Part B of the Medicare program. Our products also are subject to a federal requirement that any company participating in the Medicaid rebate or Medicare Part B program extend discounts comparable to the rebates paid to State Medicaid agencies to qualified purchasers under the Public Health Services (“PHS”) pharmaceutical pricing program managed by HHS (also known as the “340B program” by virtue of the section of the PHSA that created the program). The PHS pricing program extends these deep discounts on drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries. ACA expanded the 340B program to include additional providers.

Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our pharmaceutical products that are reimbursed by those programs. The ACA increased the minimum federal Medicare rebate percentages, effective January 1, 2010. Rebate calculations are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current average manufacturer price and best price for our pharmaceutical products. The Veterans Health Care Act of 1992 imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than a Federal Ceiling Price determined by applying a statutory discount to the AMP charged to non-federal customers (a pricing metric referred to as “Non-FAMP”). Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the ASP charged by the manufacturer to purchasers of the drug, additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program. Since Venofer® is a Part B drug (i.e., one ordinarily administered incident to a physician service), we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our labeler code, and reporting it to the CMS. We are subject to specific ASP reporting obligations with respect to our Venofer® sales under a consent order issued by the Federal Trade Commission in October 2008 (FTC File No. 081-0146). The ESRD PPS system incorporates payment for Venofer® starting January 1, 2011. While many facilities will move to the new system immediately, some facilities will transition to the new system over a four-year period. The extent to which Medicare pays for Venofer® under the ASP-based system will thus diminish over this period.

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

First, payment for most tests is included in the new ESRD PPS bundled rate paid to dialysis centers. The centers obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the composite rate at the designated frequencies.

Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately directly to Medicare. Such tests are paid at 100% of the Medicare clinical laboratory fee schedule amounts, which vary to some extent across different geographic areas but which cannot exceed national ceilings on payment rates, called national limitation amounts (“NLAs”). Medicare updates the payment rates to reflect inflation by the change in consumer price index, subject to certain reductions. The Affordable Care Act imposed a 1.75 percentage point reduction from the rate of change in the consumer price index for calendar years 2011 to 2015 together with a “productivity adjustment,” expected to be slightly above 1 percentage point, applicable (with some restrictions) for years starting with 2011.

With the introduction of the new ESRD PPS, most laboratory tests that have been separately paid are paid as part of the expanded bundle.

Erythropoietin stimulating agents.  ESAs, including Epogen® and Aranesp® are used for anemia management of patients with renal disease. The administration of ESAs was separately billable under the composite rate payment system program, and accounted for 19% and 21% of our North America segment dialysis care revenues for the years ended December 31, 2010 and 2009, respectively. Starting January 2011, ESAs are included in the expanded bundle under the ESRD PPS.

The amount of ESA that is appropriate for a patient varies by several factors, including the severity of the patient’s anemia. Anemia severity is commonly monitored by measuring a patient’s hematocrit, an indicator of the proportion of red blood cells in a patient’s whole blood, or by evaluating a patient’s hemoglobin level.

We believe our policies on billing for ESAs in effect when ESAs were separately billable complied with CMS policies. We recommend to our treating physicians that they review and understand the package label insert and the K/DOQI guidelines as they make their anemia management decisions.

Any of the following changes relating to ESAs could adversely affect our business, and results of operations, possibly materially:

•	future changes in the ESA reimbursement methodology and/or rate;

•	a material reduction in the typical dosage per administration;

•	increases in the cost of ESAs without offsetting increases in the ESRD PPS reimbursement rate; or

•	reduction by the manufacturer of ESAs of the amount of overfill in the ESA vials.

ESRD Prospective Payment System.  With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, CMS published a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the ESRD PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The initial ESRD PPS base reimbursement rate is set at $229.63 per dialysis treatment. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located. As part of the base payment for 2011, CMS has included a negative 3.1 percent adjustment for each facility in order to ensure a budget-neutral transition, the “Transition Adjustor”, based on its estimation that only 43% of dialysis facilities would elect to participate fully in the bundle in 2011.

Beginning in 2012, the ESRD PPS payment amount will be subject to annual adjustment based on increases in the costs of a “market basket” of certain healthcare items and services less a productivity adjustment. The ESRD PPS’s QIP, initially focusing on anemia management and dialysis adequacy, will become effective January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%, based on performance in 2010 as an initial performance period.

The ESRD PPS will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers were required to elect in November 2010 whether to become fully subject to the new system starting in January 2011 or to participate in the phase-in.

Although, based upon CMS’s assessment, we think that the ESRD PPS will result in a lower reimbursement rate on average as a result of the above measures by CMS, nearly all of our U.S. dialysis facilities have elected to be fully subject to the ESRD PPS starting on January 1, 2011. Our plans to mitigate the impact of the ESRD PPS include two broad measures. First, we are working with medical directors and treating physicians to make protocol changes used in treating patients and are negotiating pharmaceutical acquisition cost savings. In addition, we are seeking to achieve greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics. We are currently evaluating the impact of ESRD PPS and the above mitigation plan on our business.

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

Possible Changes in Statutes or Regulations.  Further legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See “Risk Factors — Risks Relating to Litigation and Regulatory Matters — Proposals for healthcare reform could decrease our revenues and operating profit,” and “— Healthcare Reform” below.

International (Including Germany and Other Non-U.S.)

As a global company delivering dialysis care and dialysis products in more than 120 countries worldwide, we face the challenge of addressing the needs of dialysis patients and customers in widely varying economic and healthcare environments.

Healthcare systems and reimbursement structures for ESRD treatment vary by country. In general, the government pays for health care and finances its payments through taxes and other sources of government income, from social contributions, or a combination of those sources. However, not all healthcare systems provide for dialysis treatment. In many developing countries, only limited subsidies from government or charitable institutions are available, and dialysis patients must finance all or substantially all of the cost of their treatment. In some countries patients in need of dialysis do not receive treatment on a regular basis but rather when the financial resources allow it.

In the major European and British Commonwealth countries, healthcare systems are generally based on one of two models. The “Bismarck system”, is based on mandatory employer and employee contributions dedicated to healthcare financing. The “Beveridge system”, provides a national healthcare system funded by taxes. Within these systems, provision for the treatment of dialysis has been made either through allocation of a national budget, a billing system reimbursing on a fee-for-service basis or by a weekly flat rate. The healthcare systems of countries such as Germany, Japan, France, Belgium, Austria, Czech Republic, Poland, Hungary, Turkey and the Netherlands are based on the Bismarck-type system. Countries like the United Kingdom, Canada, Denmark, Finland, Portugal, Sweden and Italy established their national health services using the Beveridge-type system. For information on the distribution of clinic ownership in various countries in which we operate, see “Renal Industry Overview — Dialysis Treatment Options for ESRD,” above.

Financing policies for ESRD treatment also differ from country-to-country. There are three main types of reimbursement modalities: budget transfer, fee for service and flat rate. In some cases, the reimbursement modality varies within the same country depending on the type of provider (public or private). Budget transfer is a reimbursement modality used mainly for public providers in most of the European countries where the funding is based on taxation and in some of the countries where it is based on social security. Fee for service is the most common reimbursement modality for private providers in all European countries (with exceptions, such as Germany, where reimbursement to private providers is based on a weekly flat rate) and for public providers in countries where the funding system is based on social security payments.

In 2008, the Portuguese Ministry of Health and Anadial, the national association of privately run dialysis centers, agreed on a new reimbursement model for ambulatory care to hemodialysis patients in Portugal. The new model “Comprehensive Price Payment” is an integrated and quality-driven approach that bundles a variety of dialysis related services and products. It requires the implementation and functioning of an integrated disease management model in order to achieve, simultaneously, health benefits, quality improvement and system rationalization. The Comprehensive Price Payment model includes all core necessary dialysis services, the deployment of dialysis-related products, laboratory services and other complementary medical tests and the administration of renal drugs for anemia management, bone management, blood pressure and cardiovascular control as well as vitamins. The new reimbursement structure provides for an outcome-oriented flat-rate payment of a national reimbursement rate per week per patient. The main characteristic is that the amount of this reimbursement will directly depend on the fulfillment of certain treatment results and quality control parameters with the dialysis services provided. The therapeutic goals include, among others, the adequacy of dialysis, targets for hemoglobin levels, bone metabolism status, water quality as well as outcome measures such as mortality rate and hospitalization days. These goals mirror the good practices guidelines, both national and international, for dialysis care to patients, which will serve as support for contractual monitoring. The establishment of auditing, information, monitoring, attendance and evaluation mechanisms is a pre-requisite for a participating dialysis provider. We treat approximately 4,300 patients in 34 dialysis clinics in Portugal. In January 2011, we announced that we had entered into a cooperation agreement with the public health authorities in the Murcia region of Spain for that country’s first comprehensive dialysis care and performance-oriented reimbursement model. Under this agreement, we will provide dialysis therapy to approximately 200 renal patients in the region with reimbursement on an all-inclusive “bundled” rate tied to our quality performance, pursuant to the Portuguese system.

Treatment components included in the base reimbursement may vary from country-to-country or even within countries, depending on the structure and cost allocation principles. In the highly integrated reimbursement models for dialysis, also often referred to as a bundled reimbursement, (applied e.g., in Poland, Romania and Portugal as noted above) the dialysis reimbursement rate covers all — or almost all — directly and indirectly treatment-related components. Countries with a relatively low integration of the treatment components in the base reimbursement (such as Czech Republic, UK or Germany) dedicate correspondently diverse additional payments for services rendered to dialysis patients arising from different budgets (or payment streams), depending on the national healthcare regulations.

Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. We believe that it is not appropriate to calculate a global reimbursement amount because the services and costs for which reimbursement is provided in any such global amount would likely bear little relation to the actual reimbursement system in any one country. Generally, in

European countries with established dialysis programs, reimbursements range from $100 to more than $300 per treatment. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.

Healthcare expenditures are consuming an ever-increasing portion of gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, healthcare spending is in the range of 5%-15% of gross domestic product. In many countries, dialysis costs consume a disproportionately high amount of healthcare spending and these costs may be considered a target for implementation of cost containment measures. Today, there is increasing awareness of the correlation between the quality of care delivered in the dialysis unit and the total healthcare expenses incurred by the dialysis patient. Accordingly, developments in reimbursement policies might include higher reimbursement rates for practices which are believed to improve the overall state of health of the ESRD patient and reduce the need for additional medical treatment.

Anti-Kickback Statutes, False Claims Act, Health Insurance Portability and Accountability Act of 1996, Civil Monetary Penalties Law, Stark Law and Other Fraud and Abuse Laws in the United States

Some of our operations are subject to federal and state statutes and regulations governing financial relationships between healthcare providers and potential referral sources and reimbursement for services and items provided to Medicare and Medicaid patients. Such laws include the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal healthcare fraud and abuse laws and similar state laws.

The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the healthcare sector. The Office of the Inspector General of HHS (“OIG”), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements between physicians and service providers that may violate fraud and abuse laws. In its most recent Work Plan for Fiscal Year 2011, the OIG has scheduled an ESRD-related review in the coming year on: (i) claims for ESRD beneficiaries who are entitled to Medicare coverage only because of special circumstances (e.g., beneficiaries who receive 36 months of coverage after a kidney transplant or 12 months after dialysis is terminated for beneficiaries who no longer require dialysis and (ii) the availability of dialysis services at Indian Health Service and tribal facilities.

Recent health reform legislation has also enhanced the government’s ability to pursue actions against potential violators, by expanding the government’s investigative authority, expanding criminal and administrative penalties, and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, ACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. Also, recent “sunshine” legislation will require pharmaceutical and medical device manufacturers to record any payments made to physicians and hospitals beginning in 2012, with disclosures due in 2013.

Anti-Kickback Statutes

The federal Anti-Kickback Statute establishes criminal prohibitions against and civil penalties for the knowing and willful solicitation, receipt, offer or payment of any remuneration, whether direct or indirect, in return for or to induce the referral of patients or the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other federal healthcare programs. Sanctions for violations of the Anti-Kickback Statute include criminal and civil penalties, such as imprisonment and/or criminal fines of up to $25,000 per violation, and civil penalties of up to $50,000 per violation and up to three times the amount received from the healthcare program, and exclusion from the Medicare or Medicaid programs and other federal programs.

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

False Claims Act and Related Criminal Provisions

The federal False Claims Act (the “False Claims Act”) imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Under the interpretation of certain courts, claims submitted for services furnished in violation of the Anti-Kickback Statute or Stark Law could also violate the False Claims Act. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of 15-30% of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages. Effective, January 1, 2007, section 1909 of the Social Security Act (enacted by section 6031 of the Deficit Reduction Act of 2005) provides a financial incentive for states to enact false claims acts that establish liability to the state for the submission of false or fraudulent claims to the state’s Medicaid program. If a state false claims act is determined to meet certain enumerated requirements, the state is entitled to an increase in the amounts recovered under a state action brought under such law. The OIG, in consultation with the Attorney General of the United States and the Department of Justice, determines whether a state false claims act meets these enumerated requirements to qualify for the added financial incentive. As of November 2010, the OIG had reviewed and approved state false claims acts promulgated by California, Georgia, Hawaii, Illinois, Indiana, Massachusetts, Michigan, Nevada, New York, Rhode Island, Tennessee, Texas, Virginia, and Wisconsin.

The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”)

HIPAA was enacted in August 1996 and expanded federal fraud and abuse laws by increasing their reach to all federal healthcare programs, establishing new bases for exclusions and mandating minimum exclusion terms, creating an additional statutory exception to the Anti-Kickback Statute for risk-sharing arrangements, requiring the Secretary of Health and Human Services to issue advisory opinions, increasing civil money penalties to $10,000 (formerly $2,000) per item or service and assessments to three times (formerly twice) the amount claimed, creating a specific healthcare fraud offense and related health fraud crimes, and expanding investigative authority and sanctions applicable to healthcare fraud. It also prohibits a provider from offering anything of value which the provider knows or should know would be likely to induce a federal healthcare program beneficiary to select or continue with the provider.

HIPAA included a healthcare fraud provision which prohibits knowingly and willfully executing a scheme or artifice to defraud any “health care benefit program,” which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract. Penalties for violating this statute include criminal penalties, exclusion from the Medicare and Medicaid programs, freezing of assets and forfeiture of property traceable to commission of a healthcare fraud.

HIPAA regulations establish national standards for certain electronic healthcare transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA Privacy and Security Rules. Health insurance payers and healthcare providers like us must comply with the HIPAA regulations. Violations of these HIPAA regulations may include civil money penalties and potential criminal sanctions.

Many U.S. states also have enacted state healthcare privacy and data security breach laws governing patient information, medical records and personal information, including sensitive information such as financial and identity data. The HIPAA Privacy Rule establishes a minimum U.S. federal standard for protecting privacy and preempts all contrary U.S. state privacy laws. The Privacy Rule does not, however, preempt U.S. state privacy laws that are more stringent or more protective. In such instances, we would need to comply with the U.S. state privacy law. In addition, almost all U.S. states now regulate data breaches (unless the data is effectively encrypted) by requiring burdensome reporting and notification requirements, with significant financial penalties for noncompliance.

The Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), pursuant to the American Recovery and Reinvestment Act of 2009 (“ARRA”), makes sweeping changes to the health information privacy and security regulations of HIPAA by expanding the scope and application of the statute. These changes include, among other things, (i) establishing an affirmative obligation to provide patient data breach notification in the event of the unauthorized acquisition, access, use or disclosure of unsecured protected health information (“PHI”); (ii) defining the “minimum necessary” information that a covered entity may use, disclose or request in the event the disclosure of a limited data set (partially de-identified data) is insufficient to accomplish the appropriate objectives; (iii) restricting the use of PHI for marketing purposes (expanding definition of marketing activities requiring authorization); (iv) prohibiting the sale of PHI; (v) establishing an affirmative obligation to provide an accounting of disclosures made for payment, treatment and healthcare operations (up to 3 years); (vi) permitting individual requests to restrict disclosure in certain circumstances; (vii) applying the privacy and security rules to business associates; and (viii) limiting application of the amendments to personal health records vendors. The U.S. government has promulgated interim final regulations, effective September 23, 2009, that address the obligation to provide patient data breach notifications, which subjects the Company to additional administrative requirements in the U.S. The Company cannot estimate the overall effect of the remaining regulatory changes until adoption of final regulations implementing those statutory provisions.

Civil Monetary Penalties Law

Individuals or entities who have either (1) directly submitted, or caused to be submitted, claims which are improper or false; (2) arranged or contracted with an individual or entity that the person knows or should know is excluded from participation in federal healthcare programs; or (3) offered or received kickbacks may also be subject to monetary penalties or exclusion under the Civil Monetary Penalties Law (“CMPL”) at the discretion of the OIG. Penalties are generally not more than $10,000 for each item or service. However, under the CMPL, violators of the federal Anti-Kickback Statute provisions may also be subject to additional civil money penalties of $50,000 per violation. Violators are also subject to an assessment of up to three times the amount claimed for each item or service in lieu of damages sustained by the United States or a state agency because of such claim, or damages of up to three times the total amount of remuneration offered, paid, solicited, or received. In addition, any person or entity who violates this section may be excluded from participation in the federal or state healthcare programs.

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

On September 5, 2007, CMS published Phase III of the Stark regulations. While this rulemaking was intended to be the final phase of the Stark rulemaking process, CMS continuee to address the Stark Law as part of its annual rulemaking process for reimbursement under the Medicare Part B Physician Fee Schedule or under the Inpatient Prospective Payment System.

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

Healthcare Reform

ACA contains broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA’s integrated care and commercial insurance consumer protection provisions.

There are many lawsuits challenging the constitutionality of ACA, some of which have upheld it with others declaring it a violation of the U.S. Constitution, although none of the orders purporting to declare ACA void have enjoined its operation. A recent effort to repeal ACA was approved by the House of Representatives but was rejected by the Senate. Several members of Congress have also expressed interest in repealing certain ACA provisions. It is difficult to predict at this time what the eventual outcome of the lawsuits will be once appeals have been exhausted or which proposals, if any, will be adopted or, if any lawsuit is successful or if any proposals are adopted, what the effect would be.

Effective February 15, 2011, the Department of Veterans Affairs (“VA”) adopted payment rules which reduce its payment rates for non-contracted dialysis services to coincide with those of the Medicare program. As a result of the enactment of these new rules, we expect to experience variability in our aggregated VA reimbursement rates for contracted and non-contracted services. In addition, we may also experience reductions in the volume of VA patients treated in our facilities.

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

		Currently
		Owned or
	Floor Area	Leased by
	(Approximate	Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	18,300	leased	December 2016	Corporate headquarters and administration
Bad Homburg, Germany	4,556	leased	December 2011	Administration Building FMC GmbH Central Europe
St. Wendel, Germany	58,767	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Biebesheim, Germany	30,000	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
Schweinfurt, Germany	38,100	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development

		Currently
		Owned or
	Floor Area	Leased by
	(Approximate	Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg (OE), Germany	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions / Technical Services / Logistics services
Stollberg, Germany	3,600	leased	July 2028	Manufacture of sub-assemblies for hemodialysis machines
Palazzo Pignano, Italy	19,990	owned		Manufacture of bloodlines and tubing, Office
L’Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	leased	June 2025	Manufacture of hemodialysis concentrate solutions
Vrsac, Serbia	3,331	owned		Production area, laboratory, maintenance, administration, logistics
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	12,031	leased	December 2037	Manufacture of bloodlines
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	20,000	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and disinfectants
São Paulo, Brazil	8,615	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets
São Paulo, Brazil	5,430	leased	October 2011	Warehouse and Technical Service Office
Rio de Janeiro, Brazil	2,185	leased	July 2011	Head Office
Bogotá, Colombia	18,947	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions, administration
Valencia, Venezuela	3,562	leased	February 2011	Head Office and Warehouse
Hong Kong	1,770	leased	February 2012	Warehouse
Suzhou, China (Changshu Plant)	25,168	owned		Manufacture of hemodialysis bloodline sets / AV Fistula set
Smithfield NSW, Australia	5,350	owned		Manufacture of hemodialysis concentrate & Warehouse
Scoresby, Australia	6,263	leased	December 2019	VIC Warehouse / Seating & Packs / Production
Auckland, New Zealand	2,170	leased	May 2030	Warehouse/Office
Selangor, Malaysia	3,149	leased	May 2012	Administration / Warehouse
Yongin, South Korea	1,650	leased	June 2011	Warehouse
Seoul, South Korea	1,905	leased	January 2012	Administration
Sooncheon, South Korea	5,112	owned		Clinic
Oita, Japan (Inukai Plant)	3,065	owned		Manufacture of polysulfone filters
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers

		Currently
		Owned or
	Floor Area	Leased by
	(Approximate	Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Fukuoka, Japan (Buzen Plant) - Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Saga, Japan	3,306	leased	July 2011	Warehouse
Ibaragi, Japan	7,111	leased	August 2013	Clinic
Waltham, Massachusetts	25,588	leased	April 2017 - July 2017 with a 10 year and a second 5 year renewal option	North American corporate headquarters
Lexington, Massachusetts	6,425	leased	April 2017	IT headquarters and administration -North America
Nashville, Tennessee	4,487	leased	August 2012	IT administration / payroll administration
Walnut Creek, California	7,897	leased	June 2012 with 5 year renewal option	Manufacture of hemodialysis machines and peritoneal
Pittsburg, California	7,135	leased	July 2012 with 5 year renewal option	Warehouse
Ogden, Utah	74,322	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Ogden, Utah	9,755	leased	July 2033	Plant expansion, manufacturing operations
Ogden, Utah	24,452	leased	December 2011	Warehouse
Ogden, Utah	8,933	leased	December 2011	Warehouse
Ogden, Utah	2,072	leased	year-to-year lease	Warehouse
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Livingston, California	7,885	leased	December 2011 with 5-year renewal option	Manufacture of liquid hemodialysis concentrates and resupply
Milpitas, California	8,670	leased	December 2015 with 5-year renewal option	Clinical laboratory testing
Rockleigh, New Jersey	9,812	leased	May 2012	Clinical laboratory testing
Irving, Texas	8,374	leased	February 2014	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	7,079	leased	June 2013	Warehouse
Reynosa, Mexico	4,645	owned		Warehouse
Lachine, Canada	3,601	leased	March 2011	Warehouse
Montreal, Canada	4,036	leased	September 2020	Warehouse
Richmond, Canada	2,286	leased	April 2014	Warehouse
Richmond Hill, Canada	5,948	leased	November 2016	Warehouse and administrative offices
Warrendale, Pennsylvania	2,366	leased	April 2013	RSI administration and research facility
Oklahoma City, OK	3,665	leased	October 2015	Manufacture of sorbent cartridges

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

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of the management of the Company’s General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled “Introduction — Forward-Looking Statements.” See also Item 3.D., “Key Information — Risk Factors.”

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

Recoverability of Goodwill and Intangible Assets

The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2010, the carrying amount of goodwill amounted to $8,140 million and non-amortizable intangible assets amounted to $215 million representing in total approximately 49% of our total assets.

In accordance with current accounting standards, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired. See also Note 1f) in the Notes to Consolidated Financial Statements.

To comply with the provisions of the current accounting standards for the impairment testing, the fair value of the reporting unit is compared to the reporting unit’s carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital (“WACC”) specific to that reporting unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a corresponding growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company’s business which, due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services, has been largely independent from the economic cycle. The Company’s weighted average cost of capital consisted of a basic rate of 6.38% for 2010. This basic rate is then adjusted by a country specific risk rate within each reporting unit.

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

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $2,573 million and $2,286 million at December 31, 2010 and 2009, respectively, net of allowances for doubtful accounts of $277 million and $266 million at December 31, 2010 and 2009, respectively. Approximately half of our receivables relates to business in our North America segment.

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

The allowance for doubtful accounts is based on local payment and collection experience. We sell dialysis products directly or through distributors in over 120 countries and dialysis services in more than 35 countries through owned or managed clinics. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices. Specifically, public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made. Payment differences are mainly due to the timing of the funding by the local, state or federal government to the agency that is sponsoring the program that purchases our services or products. The collection of accounts receivable from product sales to dialysis clinics is affected by the same underlying causes, since these buyers of our products are reimbursed as well by government institutions or government sponsored programs.

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

Estimates for the allowances for doubtful accounts receivable from the dialysis service business are mainly based on local payment and past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the International segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history. Write offs are taken on a claim by claim basis when the collection efforts are exhausted. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis. See “B. Liquidity and Capital Resources — Operations,” below, for a discussion of unfavorable days sales outstanding developments in 2010. A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2010 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2010 would have been reduced by approximately 1.5%.

The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2010 and 2009. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Trade accounts receivable in the International segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 3% at December 31, 2010.

Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2010
			overdue	overdue
		overdue	more than	more than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$372	$85	$41	$28	$20	$546	21
U.S. Commercial Payors	270	152	48	39	22	531	21
U.S. Hospitals	88	28	3	2	3	124	5
Self-Pay of U.S. patients	—	3	3	1	—	7	—
Other North America	1	1	—	—	—	2	—
International product customers and dialysis payors	777	227	116	112	131	1,363	53

Total	$1,508	$496	$211	$182	$176	$2,573	100

	At December 31, 2009
			overdue	overdue
		overdue	more than	more than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$287	$74	$32	$22	$22	$437	19
U.S. Commercial Payors	256	140	52	40	30	518	23
U.S. Hospitals	88	19	3	2	2	114	5
Self-Pay of U.S. patients	2	6	6	3	1	18	1
Other North America	2	1	—	—	—	3	—
International product customers and dialysis payors	699	232	106	86	73	1,196	52

Total	$1,334	$472	$199	$153	$128	$2,286	100

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

Financial Condition and Results of Operations

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $69 billion worldwide market with expected annual worldwide value growth of around 6%. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants, increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have historically been limited. Our ability to influence the pricing of our services is limited.

A majority of our U.S. dialysis services is paid for by the Medicare program. Medicare payments for dialysis services provided before January 1, 2011 were based on a composite rate, which included a drug add-on adjustment, case-mix adjustments, and a regional wage index adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the new average sales price reimbursement system established by the MMA.

For calendar year 2010, the Centers for CMS kept the drug add-on amount constant at the calendar year 2009 rate of $20.33 per treatment, while it increased the base portion of the composite rate by 1% pursuant to the requirement in MIPPA. As a result, the drug add-on amount, constant in dollar terms, declined to 15% of the total per-treatment payment in 2010 and for 2011 it is 14.7%. The base portion of the composite rate, unlike many other payment rates in Medicare, has not been automatically updated each year. As a result, this portion of the composite payment rate has not received an annual update in the absence of a statutory change. In MIPPA, Congress provided for a 1.0% increase in the base portion of the composite rate in 2010. Further, Congress eliminated a provision that previously paid hospital-based facilities slightly more than independent (or “free-standing”) facilities. For 2010, the base composite rate was $135.15 for both independent and hospital-based facilities, an increase of 1.0% from the 2009 rate. CMS updated the wage index adjustment applicable to ESRD facilities from the 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based statistical areas (“CBSAs”) used in 2008. In 2009, CMS completed the transition from the MSA definition to the CBSA definition, and facilities are now paid according to the CBSA rate. For 2010, CMS reduced the wage index floor from 0.70 to 0.65. For a discussion of the composite rate for reimbursement of dialysis treatments, see “Business — Regulatory and Legal Matters — Reimbursement”.

Until January 1, 2011 certain other items and services that we furnish at our dialysis centers were included in the composite rate and were eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which were reimbursed at 106% of the average sales price as reported to CMS by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home were also reimbursed separately under a reimbursement structure comparable to the in-center composite rate.

With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, CMS issued a final rule implementing the case-mix adjusted bundled prospective payment system (“ESRD PPS”) for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the ESRD PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The initial ESRD PPS base reimbursement rate is set at $229.63 per dialysis treatment (representing 98% of the estimated 2011 Medicare program costs of dialysis care as calculated under the current reimbursement system). The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training, (iv) wage-related costs in the geographic area in which the provider is located and (v) the Transition Adjustor.

Beginning in 2012, the ESRD PPS payment amount will be subject to annual adjustment based on increases in the costs of a “market basket” of certain healthcare items and services less a productivity adjustment. The ESRD PPS’s pay-for-performance standards, also known as the quality improvement program or QIP, focusing in the first year on anemia management and dialysis adequacy, will be fully implemented effective January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%, based on performance in 2010 as an initial performance period.

The ESRD PPS will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers could elect in November 2010 to become fully subject to the new system starting in January 2011.

Although, based upon CMS’s assessment, we think that the ESRD PPS will result in a lower reimbursement rate on average as a result of the above measures by CMS, nearly all of our U.S. dialysis facilities have elected to be fully subject to the ESRD PPS starting on January 1, 2011. Our plans to mitigate the impact of the ESRD PPS include two broad measures. First, we are working with other providers, CMS and the U.S. Congress toward favorably revising the calculation of the Transition Adjustor for 2011. Second, we are also working with medical directors and treating physicians to make protocol changes used in treating patients and are negotiating pharmaceutical acquisition cost savings. Finally, we are seeking to achieve greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics. We are currently evaluating the impact of ESRD PPS and the above mitigation plan on our business.

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “ACA”). ACA will implement broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA’s integrated care and commercial insurance consumer protection provisions.

Effective February 15, 2011, the VA adopted payment rules which reduce its payment rates for non-contracted dialysis services to coincide with those of the Medicare program. As a result of the enactment of these new rules, we expect to experience variability in our aggregated VA reimbursement rates for contracted and non-contracted services. In addition, we may also experience reductions in the volume of VA patients treated in our facilities.

We have identified three operating segments, North America, International, and Asia-Pacific. For reporting purposes, we have aggregated the International and Asia-Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. The general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

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

	2010	2009	2008
	(in millions)

Total revenue
North America	$8,135	$7,615	$7,007
International	4,012	3,713	3,688
Corporate	—	—	1

Totals	12,147	11,328	10,696

Inter-segment revenue
North America	5	3	2
International	89	78	82

Totals	94	81	84

Total net revenue
North America	8,130	7,612	7,005
International	3,923	3,635	3,606
Corporate	—	—	1

Totals	12,053	11,247	10,612

Amortization and depreciation
North America	287	265	238
International	207	183	171
Corporate	9	9	7

Totals	503	457	416

Operating income
North America	1,386	1,250	1,168
International	678	637	616
Corporate	(140)	(131)	(112)

Totals	1,924	1,756	1,672

Interest income	25	21	25
Interest expense	(305)	(321)	(361)
Income tax expense	(578)	(491)	(476)

Net Income	1,066	965	860
Less: Net Income attributable to Noncontrolling interests	87	74	42

Net Income attributable to FMC-AG & Co. KGaA	$979	$891	$818

Year ended December 31, 2010 compared to year ended December 31, 2009

Highlights

Revenues increased by 7% to $12,053 million (7% at constant rates) mainly due to organic growth of 6%.

Operating income (EBIT) increased 10%.

Net Income increased by 10%.

Consolidated Financials

Key Indicators for Consolidated Financials

			Change in %
				at constant
	2010	2009	as reported	exchange rates

Number of treatments	31,670,702	29,425,758	8%
Same market treatment growth in %	4.6%	4.1%
Revenue in $ million	12,053	11,247	7%	7%
Gross profit in % of revenue	34.4%	34.1%
Selling, general and administrative costs in % of revenue	17.6%	17.6%
Net income attributable to FMC-AG & Co. KGaA in $ million	979	891	10%

Treatments increased by 8% for the year ended December 31, 2010 as compared to the same period in 2009. Same market treatment growth contributed 5% and growth from acquisitions contributed 4%, partially offset by the effect of closed or sold clinics of 1%.

At December 31, 2010, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,757 clinics compared to 2,553 clinics at December 31, 2009. During 2010, we acquired 168 clinics, opened 90 clinics and combined or closed 54 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 10% to 214,648 at December 31, 2010 from 195,651 at December 31, 2009. Including 30 clinics managed but not consolidated in the U.S., the total number of patients was 216,286.

Net revenue increased by 7% (7% at constant exchange rates) for the year ended December 31, 2010 over the comparable period in 2009 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue grew by 9% to $9,070 million (9% at constant exchange rates) for the year ended December 31, 2010 from $8,350 million in the same period of 2009, mainly due to growth in same market treatments (5%), contributions from acquisitions (3%) and increases in revenue per treatment (2%), partially offset by the effect of closed or sold clinics (1%).

Dialysis product revenue increased by 3% to $2,983 million (3% at constant exchange rates) from $2,897 million in the same period of 2009, driven by increased sales of hemodialysis products, especially of dialyzers, solutions and concentrates and bloodlines as well as products for acute care treatments and dialysis machines, partially offset by lower sales of renal pharmaceuticals.

The increase in gross profit margin reflects an increase in gross profit margin in North America, partially offset by a decrease in the International segment. The increase in North America was due to increased revenue per treatment and favorable costs for pharmaceuticals. The decrease in International was due to the positive effect of an inventory adjustment during the same period of 2009 and lower gross profit margins of recently acquired clinics, partially offset by favorable foreign exchange effects in Europe and Asia-Pacific as well as growth in the product business in China.

Selling, general and administrative (“SG&A”) expenses increased to $2,124 million in the year ended December 31, 2010 from $1,982 million in the same period of 2009. SG&A expenses as a percentage of sales remained unchanged at 17.6% for the year ended December 31, 2010 in comparison with the same period of 2009 as a result of an increase in North America offset by a decrease in the International segment. The increase in North America was due to higher personnel expenses and donations to U.S. ESRD patient assistance charities, partially offset by economies of scale. The decrease in the International segment was mainly due to economies of scale and the effect of stronger growth in the dialysis care business, which has lower SG&A margins, partially offset by the one-time revaluation of the balance sheet of our operations in Venezuela as a result of the devaluation of the Venezuelan bolivar driven by hyperinflation. Bad debt expense for the year ended December 31, 2010 was $218 million as compared to $210 million for the same period of 2009, representing 1.8% and 1.9% of sales for the years ended December 31, 2010 and 2009, respectively.

R&D expenses increased to $97 million in the year ended December 31, 2010 as compared to $94 million in the same period in 2009.

Operating income increased to $1,924 million in the year ended December 31, 2010 from $1,756 million for the same period in 2009. Operating income margin increased to 16.0% for the year ended December 31, 2010 from 15.6% for the same period in 2009 as a result of the increase in gross profit margin as noted above.

Interest expense decreased by 5% to $305 million for the year ended December 31, 2010 from $321 million for the same period in 2009 mainly as a result of decreased short-term interest rates.

Income tax expense increased to $578 million for the year ended December 31, 2010 from $491 million for the same period in 2009. The effective tax rate increased to 35.2% from 33.7% for the same period of 2009, mainly due to higher unrecognized tax benefits, lower tax effects related to internal financing and the effect of non deductible losses in Venezuela as a result of inflation accounting. This was partially offset by the release of a valuation allowance in 2010 on deferred taxes for net operating losses due to changes in activities of the respective entities.

Net income attributable to FMC-AG & Co. KGaA for the year ended December 31, 2010 increased to $979 million from $891 million for the same period in 2009 as a result of the combined effects of the items discussed above.

We employed 73,452 people (full-time equivalents) as of December 31, 2010 compared to 67,988 as of December 31, 2009, an increase of 8.0% primarily due to overall growth in our business and acquisitions.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	2010	2009	Change in %

Number of treatments	20,850,242	19,867,465	5%
Same market treatment growth in %	4.3%	3.5%
Revenue in $ million	8,130	7,612	7%
Depreciation and amortization in $ million	287	265	8%
Operating income in $ million	1,386	1,250	11%
Operating income margin in %	17.0%	16.4%

Revenue

Treatments increased by 5% for the year ended December 31, 2010 as compared to the same period in 2009 mostly due to same market growth (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%). At December 31, 2010, 137,689 patients (a 4% increase over the same period in the prior year) were being treated in the 1,823 clinics that we own or operate in the North America segment, compared to 132,262 patients treated in 1,784 clinics at December 31, 2009. Average North America revenue per treatment was $349 for the year ended December 31, 2010 and $341 in the same period in 2009. In the U.S., the average revenue per treatment was $356 for the year ended December 31, 2010 and $347 for the same period in 2009. The increase was mainly attributable to increased commercial payor revenue and improvements in the payor mix. In addition, there was an increase of 1% to the 2010 Medicare composite rate.

Net revenue for the North America segment for the year ended December 31, 2010 increased as a result of increases in dialysis care revenue by 7% to $7,303 million from $6,794 million in the same period of 2009 and in dialysis product revenue by 1% to $827 million from $818 million in the year ended December 31, 2009.

The dialysis care revenue increase was driven by same market treatment growth (4%), increased revenue per treatment (3%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%). The administration of EPO represented approximately 19% and 21% of total North America dialysis care revenue for the year ended December 31, 2010 and 2009, respectively.

The dialysis product revenue increase was driven mostly by increased sales of bloodlines, solutions and concentrates as well as dialysis machines, partially offset by lower sales of renal pharmaceuticals.

Operating Income

Operating income increased to $1,386 million for the year ended December 31, 2010 from $1,250 million for the same period in 2009. Operating income margin increased to 17.0% for the year ended December 31, 2010 from 16.4% for the same period in 2009, primarily due to higher revenue per treatment and favorable costs for pharmaceuticals, partially offset by an increase in cost per treatment to $285 for the year ended December 31, 2010 from $283 in the same period of 2009 due to higher personnel expenses and donations to U.S. ESRD patient assistance charities.

International Segment

Key Indicators for International Segment

			Change in %
				at constant
	2010	2009	as reported	exchange rates

Number of treatments	10,820,460	9,558,293	13%
Same market treatment growth in %	5.1%	5.3%
Revenue in $ million	3,923	3,635	8%	8%
Depreciation and amortization in $ million	207	183	13%
Operating income in $ million	678	637	6%
Operating income margin in %	17.3%	17.5%

Revenue

Treatments increased by 13% in the year ended December 31, 2010 over the same period in 2009 mainly due to contributions from acquisitions (9%) and same market growth (5%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2010, 76,959 patients (a 21% increase over the same period of the prior year) were being treated at 934 clinics that we own, operate or manage in the International segment compared to 63,389 patients treated at 769 clinics at December 31, 2009. Average revenue per treatment for the year ended December 31, 2010 remained constant at $163 in comparison with the same period of 2009.

Net revenues for the International segment for the year ended December 31, 2010 increased by 8% (8% increase at constant exchange rates) as compared to the same period in 2009 as a result of increases in both dialysis care and dialysis product revenues. Organic growth during the period was 5% and acquisitions during the period contributed 4%, partially offset by the effect of closed or sold clinics of 1%.

Including the effects of acquisitions, European region revenue increased 3% (6% increase at constant exchange rates), Latin America region revenue increased 16% (9% increase at constant exchange rates), and Asia-Pacific region revenue increased 22% (15% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the year ended December 31, 2010 by 14% (13% increase at constant exchange rates) to $1,767 million from $1,556 million in the same period of 2009. This increase is a result of increase in contributions from acquisitions (8%), same market treatment growth (5%), the positive impact of increases in revenue per treatment (1%) and the positive effect of exchange rate fluctuations (1%), partially offset by the effect of closed or sold clinics (1%).

Total dialysis product revenue for the year ended December 31, 2010 increased by 4% (4% increase at constant exchange rates) to $2,156 million from $2,079 million in the same period of 2009. The increase in product revenue was driven by increased sales of dialyzers, hemodialysis solutions and concentrates, dialysis machines, bloodlines and products for acute care treatments, partially offset by lower sales of pharmaceuticals.

Operating Income

Operating income increased by 6% to $678 million for the year ended December 31, 2010 from $637 million for the same period in 2009. Operating income margin decreased to 17.3% for the year ended December 31, 2010 from 17.5% for the same period in 2009 due to the positive effect of an inventory adjustment in the same period in 2009 and lower margins of recently acquired clinics as well as the one-time revaluation of the balance sheet of our operations in Venezuela which was required as a result of the devaluation of the local currency driven by hyperinflation, partially offset by economies of scale, foreign exchange gains in Europe and Asia-Pacific and growth in the dialysis products business in China.

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

SG&A expenses increased to $1,982 million in 2009 from $1,876 million in the same period of 2008. SG&A costs as a percentage of sales decreased slightly to 17.6% in 2009 from 17.7% in the same period of 2008. The slight decrease was due to a decrease in North America driven by economies of scale and lower bad debt expenses partially offset by higher personnel expenses. Bad debt expense for the year ended December 31, 2009 was $210 million as compared to $214 million in 2008, representing 1.9% of sales for the year ended December 31, 2009, as compared to 2.0% for the same period in 2008.

R&D expenses increased to $94 million in 2009 from $80 million for the same period in 2008 due to additional programs in the field of hemodialysis equipment and extracorporeal critical care therapies.

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

Operating Income

Operating income increased to $1,250 million for the year ended December 31, 2009 from $1,168 million for the same period in 2008. Operating income margin decreased to 16.4% in 2009 from 16.7% in 2008 due to increased costs for pharmaceuticals, lower margin contribution from our pharmaceutical business due to a competitor’s launch of a generic version of PhosLo® in October 2008, higher personnel costs and increased depreciation related to recently acquired computer equipment and recently installed leasehold improvements, partially offset by increased revenue per treatment as described above and decreased bad debt expense. Cost per treatment increased to $283 in 2009 from $273 in 2008.

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

At December 31, 2010, we had cash and cash equivalents of $523 million. For information regarding utilization and availability under our Amended 2006 Senior Credit Agreement, see Note 9, “Long-term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report.

Operations

In 2010, 2009 and 2008, we generated cash flows from operations of $1,368 million, $1,339 million and $1,016 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings). The increase in 2010 versus 2009 was mainly a result of improvements in elements of working capital, including decreased levels of inventory, and increased earnings, partially offset by higher income tax payments. In addition, there was unfavorable days sales outstanding (“DSO”) development in 2010 as compared to 2009.

The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For 2010, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and, after the implementation of the new ESRD PPS in the U.S., also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of a “bundled rate” for dialysis services provided after January 1, 2011.

Our working capital was $1,363 million at December 31, 2010 which decreased from $2,118 million at December 31, 2009, mainly as a result of the reclassification of the Trust Preferred Securities into short-term debt, increased short-term borrowings under the accounts receivable facility, an increase in accrued expenses and other current liabilities and the recognition of the current portion of long-term debt related to acquisitions, partially offset by an increase in cash and cash equivalents, trade accounts receivable and prepaid expenses and other current assets. Our Trust Preferred Securities are due on June 15, 2011 and as a result, $626 million ($656 million at December 31, 2009 exchange rates) was reclassified as short-term debt during the second quarter of 2010. Our ratio of current assets to current liabilities was 1.4 at December 31, 2010.

Our financing activities are focused on the transition of our debt portfolio to single tier and on lengthening the average maturity of our debt. Furthermore, we intend to maintain sufficient financial resources in the coming years.

We obtained long-term financing during the current financial year through the issuance of €250 million principal amount of senior notes and through the amendment and extension of our 2006 Senior Credit Agreement, see “Financing” below. We have sufficient financial resources, consisting of only partly drawn credit facilities and our accounts receivable facility, which was recently renewed and increased from $650 million to $700 million. By obtaining additional financing such as the proceeds from the $1,050 million bond offering closed on February 3, 2011 see “Financing” below, we aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Accounts receivable balances at December 31, 2010 and December 31, 2009, net of valuation allowances, represented DSO of approximately 76 and 72, respectively.

The development of DSO by operating segment is shown in the table below:

	December 31,	December 31,
	2010	2009

North America days sales outstanding	54	52

International days sales outstanding	116	110

FMC AG & Co. KGaA average days sales outstanding	76	72

DSO performance in the North America segment continued to be strong between December 31, 2009 and 2010. The increase in DSO for the International segment mainly reflects average payment delays, mostly in Europe, by government and private entities most recently impacted by the worldwide financial crises. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis. Interest and income tax payments also have a significant impact on our cash from operations. We anticipate a slight increase in DSO in the North America segment in 2011 as a result of the implementation of the ESRD PPS for dialysis services provided after January 1, 2011 due to the coordination of insurance coverage between the U.S. federal and state governments.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the immediate future as follows:

We filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authority’s decision. In January 2011, we reached an agreement with the tax authorities, estimated to be slightly more favorable than the tax benefit recognized previously. The additional benefit will be recognized in 2011.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. We have protested the disallowed deductions and will avail ourselves of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in our financial statements.

We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, where tentative agreement has been reached, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 18 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies — Legal Proceedings — Commercial Litigation”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. On January 31, 2011, the U.S. Bankruptcy Court approved W.R. Grace & Co.’s plan of reorganization, including the settlement agreement, and recommended approval of the plan to the U.S. District Court. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

If the potential additional tax payments discussed above and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our senior credit agreement and other sources of liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $1,125 million, $698 million and $891 million in investing activities in 2010, 2009 and 2008, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $507 million in 2010, $562 million in 2009 and $673 million in 2008. In 2010, capital expenditures were $286 million in the North America segment and $221 million for the International segment. Capital expenditures in 2009 were $295 million in the North America segment and $267 million for the International segment. In 2008, capital expenditures were $384 million in the North America segment and $289 for the International segment. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities primarily in North America and Germany and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 4%, 5% and 6% of total revenue for 2010, 2009 and 2008, respectively.

We invested approximately $632 million cash in 2010, primarily for acquisitions of dialysis clinics, the formation of a new renal pharmaceutical company with Galenica, Ltd. (subject to final anti-trust approval in certain regions), the acquisition of licenses, and the acquisition of Gambro’s peritoneal dialysis business outside the United States ($237 million in the North America segment, $373 million in the International segment and $22 million at Corporate), as compared to $188 million cash in 2009 ($124 million in the North America segment and $64 million in the International segment) and $227 million cash in 2008 ($113 million in the North America segment, $57 million in the International segment and $57 million at Corporate). In addition, we invested €100 million ($133 million at September 30, 2010) in short-term investments with banks during 2010, which were divested during the fourth quarter of 2010. We also received $14 million, $2 million and $59 million in conjunction with divestitures in 2010, 2009 and 2008, respectively. In 2008, we granted a loan of $50 million to Fresenius SE, our parent, which they repaid on April 30, 2009.

We anticipate capital expenditures of approximately 5% of revenues and expect to make acquisitions of approximately $1,200 million in 2011, including the €485 million acquisition of International Dialysis Centers, the dialysis service business of Euromedic International, which we announced on January 4, 2011. See “Outlook” below.

Financing

Net cash used in financing was $15 million in 2010 compared to net cash used in financing of $558 million and $156 million in 2009 and 2008, respectively.

In 2010, cash was used to reduce borrowings under our credit facilities and to pay dividends. This was partially offset by the issuance of 5.5% Senior Notes in January 2010, drawings under our accounts receivable facility and other short term borrowings. In 2009, cash was mainly used for the repayment of the current portion of long-term debt including the Euro Notes in the amount of $279 million (€200 million) that were due and repaid on July 27, 2009, reducing the amount outstanding under our accounts receivable securitization facility (“A/R Facility”), and the payment of dividends partially offset by the issuance of long-term debt and borrowings under other existing long-term debt facilities. In 2008, cash was mainly used for redemption of trust preferred securities ($678 million), the payment of dividends ($252 million) and the payment in November 2008 of the remaining financial liability relating to the 2007 RSI Acquisition ($56 million); we raised cash from our A/R Facility and other existing long-term credit facilities.

For further discussion of our 2010 acquisitions and investments, see Item 4.B., “Business Overview — Our Strategy and Competitive Strengths — Growth Paths — Path 2 — Acquisitions” and ‘‘— Path 3 — Horizontal Expansion.”

The following table summarizes the Company’s available sources of liquidity at December 31, 2010:

Available Sources of Liquidity		Expiration per period of
in millions	Total	1 Year	2-5 Years

Accounts receivable facility(a)	$190	$190	$—
Amended 2006 Senior Credit Agreement	997	—	997
Other Unused Lines of Credit	234	234	—

	$1,421	$424	$997

(a)	Subject to availability of sufficient accounts receivable meeting funding criteria.

The amount of guarantees and other commercial commitments at December 31, 2010 is not significant.

At December 31, 2010, we have short-term borrowings, excluding the current portion of long-term debt, of $671 million.

The following table summarizes, as of December 31, 2010, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

Contractual Obligations and Commitments		Payments due by period of
in millions	Total	1 Year	2-5 Years	Over 5 Years

Trust Preferred Securities	$650	$650	$—	$—
Long Term Debt(a)(b)	5,142	435	3,770	937
Capital Lease Obligations	16	5	8	3
Operating Leases	2,796	490	1,396	910
Unconditional Purchase Obligations	2,164	374	1,071	719
Other Long-term Obligations	33	24	9	—
Letters of Credit	122	—	122	—

	$10,923	$1,978	$6,376	$2,569

(a)	Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

(b)	Excludes our 5.75% and 5.25% Senior Notes due 2021 issued on February 3, 2011 (“5.75% Senior Notes” and “5.25% Senior Notes” ).

Our obligations under the Amended 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries, including FMCH and D-GmbH, in favor of the lenders. Our Amended 2006 Senior Credit Agreement, EIB agreements, Euro Notes, Senior Notes and the indentures relating to our Trust Preferred Securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the Amended 2006 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs.

The breach of any of the covenants in any of the instruments or agreements governing our long-term debt — the Amended 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes, the Senior Notes or the notes underlying our Trust Preferred Securities — could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Amended 2006 Senior Credit Agreement becomes due at the option of the lenders under that agreement, and the “cross default” provisions in our other long-term debt permit the lenders to accelerate the maturity of the debt upon such a default as well. As of December 31, 2010, we are in compliance with all covenants under the Amended 2006 Senior Credit Agreement and our other financing agreements. For information regarding our Amended 2006 Senior Credit Agreement, EIB agreements, Euro Notes, Senior Notes and the indentures relating to our Trust Preferred Securities, see Note 9 and Note 11 of the Notes to Consolidated Financial Statements, “Long-Term Debt and Capital Lease Obligations” and “Mandatorily Redeemable Trust Preferred Securities.”

Although we are not immune from the global financial crisis, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payers. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low credit risks. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our dialysis products. See “Results of Operations” above. If the current conditions in the credit and equity markets continue, or worsen, they could also increase our financing costs and limit our financial flexibility.

Following our earnings-driven dividend policy, our General Partner’s Management Board will propose to the shareholders at the Annual General meeting on May 12, 2011, a dividend with respect to 2010 and payable in 2011, of €0.65 per ordinary share (for 2009 paid in 2010: €0.61) and €0.67 per preference share (for 2009 paid in 2010: €0.63). The total expected dividend payment is approximately €197 million (approximately $263 million based upon the December 31, 2010 spot rate) compared to dividends of €183 million ($232 million) paid in 2010 with respect to 2009. Our Amended 2006 Senior Credit Agreement limits disbursements for dividends and other payments for the acquisition of our equity securities (and rights to acquire them, such as options or warrants) during 2011 to $330 million in total.

On February 3, 2011, our wholly owned subsidiaries, Fresenius Medical Care US Finance, Inc. and FMC Finance VII S.A., issued $650 million and €300 million (approximately $412 million at the date of issuance) of 5.75% Senior Notes and 5.25% Senior Notes, respectively. The 5.75% Senior Notes had an issue price of 99.060% and have a yield to maturity of 5.875%. The 5.25% Senior Notes were issued at par. Both the 5.75% Senior Notes and the 5.25% Senior Notes are due February 15, 2021. Net proceeds were or will be used to repay indebtedness outstanding under our A/R Facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments under our recent acquisition of International Dialysis Centers announced on January 4, 2011, and for general corporate purposes to support our renal dialysis products and services business. Both the 5.75% and the 5.25% Senior Notes are guaranteed on a senior basis jointly and severally by us, FMCH and Fresenius Medical Care Deutschland GmbH (“D-GmbH”).

On September 29, 2010, we amended and extended the 2006 Senior Credit Agreement (as amended to-date and as it may be further modified or amended, our “Amended 2006 Senior Credit Agreement”). The significant changes are as follows:

•	The $1,000 million revolving credit facility has been increased to $1,200 million and is now due and payable on March 31, 2013, an extension from the original due date of March 31, 2011.

•	The Term Loan A facility was increased by $50 million to $1,365 million and its maturity extended from March 31, 2011 to March 31, 2013, and will be repaid in quarterly payments of $30 million which started on December 31, 2010, with the remaining balance due and payable in full on March 31, 2013.

•	The early repayment requirement for the Term Loan B, which stipulated that Term Loan B was subject to early retirement if the Trust Preferred Securities due June 15, 2011 were not paid, refinanced or extended prior to March 1, 2011, has been removed.

•	The definition of the Company’s Consolidated Leverage Ratio, which is used to determine the applicable margin, was amended to allow for the reduction of up to $250 million (increased from $30 million) of cash and cash equivalents from Consolidated Funded Debt, as defined in the initial 2006 Senior Credit Agreement. The applicable margin is then added to LIBOR to determine the interest rate for the appropriate period. In addition, the Amended 2006 Senior Credit Agreement includes increases in certain types of permitted borrowings outside of the Amended 2006 Senior Credit Agreement and provides further flexibility for certain types of investments.

•	The limitation on dividends and other restricted payments ($300 million for dividends in 2010 under the 2006 Senior Credit Agreement) has been set for up to $330 million in 2011 and increases by $30 million each year through 2013.

On September 28, 2010, we renewed our accounts receivable facility and increased available borrowings under the facility from $650 million to $700 million.

On February 17, 2010, a €50 million ($67 million at December 31, 2010) loan was disbursed from our 2009 agreement with the European Investment Bank (“EIB”). The loan is due in 2014. In addition, on March 15, 2010, we drew down the remaining $80.8 million available on our 2005 revolving credit agreement with the EIB, maturing in 2013. Both loans bear variable interest rates which are based on EURIBOR or LIBOR, as applicable, plus an applicable margin. These interest rates change every three months.

On January 20, 2010, our wholly owned subsidiary, FMC Finance VI S.A., issued €250 million ($353.3 million at date of issuance) aggregate principal amount of 5.50% Senior Notes at an issue price of 98.6636% of the principal amount. The 5.50% Senior Notes had a yield to maturity of 5.75% and are due July 15, 2016. Proceeds were used to repay short-term indebtedness and for general corporate purposes. The 5.50% Senior Notes are guaranteed on a senior basis jointly and severally by us, FMCH and D-GmbH.

In addition to the annual renewal of our accounts receivable facility described above, our 2011 financing needs are limited to the €485 million payment for our acquisition of International Dialysis Centers, which we announced on January 4, 2011, the dividend payment of approximately $263 million in May 2011, which is expected to be covered by cash flow from operations and from existing credit facilities, and the amount due upon maturity of our Trust Preferred Securities in June 2011 (See Note 11 of the Notes to Consolidated Financial Statements, “Mandatorily Redeemable Trust Preferred Securities”) of approximately $626 million at December 31, 2010, which we expect to meet by entering into diverse capital market transactions. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

Outlook

Below is a table showing our growth outlook for 2011 and 2012:

	2011	2012

Revenue	$12.8- $13.0 billion
Revenue growth*	6-8%	6-8%
Net Income attributable to FMC-AG & Co. KGaA	$1,035- $1,055 million	> revenue growth
Dividends	based on development of earnings	based on development of earnings
Capital Expenditures in % of revenue	~5%
Acquisitions	~ $1,200 million
Capital Expenditures and Acquisitions in % of revenue	14%	~7%
Tax Rate	34.5-35%	35-36%
Debt/EBITDA Ratio	≤ 2.8	≤ 2.8

*	in constant currency

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,427 million, 20.1% of revenues for 2010, $2,213 million, 19.7% of revenues for 2009 and $2,088 million, 19.7% of revenues for 2008. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2006 Senior Credit Agreement, Euro Notes, EIB, and the indentures relating to our Senior Notes and our outstanding Trust Preferred Securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the years ended December 31,
	2010	2009	2008
	(in thousands)

Total EBITDA	$2,427,029	$2,212,681	$2,088,103
Interest expense (net of interest income)	(280,064)	(299,963)	(336,742)
Income tax expense, net	(578,345)	(490,413)	(475,702)
Change in deferred taxes, net	14,687	22,002	133,047
Changes in operating assets and liabilities	(236,647)	(139,494)	(403,123)
Stock Compensation expense	27,981	33,746	31,879
Other items, net	(6,516)	58	(21,064)

Net cash provided by operating activities	$1,368,125	$1,338,617	$1,016,398

Recently Issued and Implemented Accounting Standards

For a discussion of recently issued and implemented accounting standards, see Note 1 of the Notes to Consolidated Financial Statements “The Company, Basis of Presentation, Health Care Reform and Summary of Significant Accounting Policies — Summary of Significant Accounting Policies — t) Recent Pronouncements”.

C.	Research and Development

As a leading global dialysis company, we focus our R&D strategy on three essential objectives: first, to continuously enhance the quality of life of patients with chronic kidney disease using innovative products and treatment concepts; second, to offer our customers high-quality services while keeping our prices as low as possible; and third, to continue to expand our position as the dialysis market leader. Due to our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and being directly in-touch with doctors, nurses and patients to keep track of and meet customer and patient needs. In addition, our research and development units are usually located at production sites, enabling direct exchange of ideas with our production staff. We conduct annual internal R&D conferences which our employees attend every year. In addition, our employees visit research events worldwide and participate actively in scientific discourse. This not only enables them to inject new concepts into their work, but also strengthens our reputation in the international professional community. We also maintain close contacts with universities and research institutions. We are cooperating closely with the University of Michigan (on a longitudinal study of chronic kidney patients), Danube University Krems in Krems, Austria (on extracorporeal methods), and the Renal Research Institute (“RRI”) in the United States. RRI was founded in 1997 as a joint venture between Fresenius Medical Care North America and the Beth Israel Medical Center, a hospital in New York. Together, we are researching the fundamental issues of dialysis treatment, including the causes that lead to kidney failure, the particular features of treating children with ESRD, and issues such as the mineralization of dialysis patients’ bones or the effects of kidney diseases on the natural acid-base balance in the human body.

The task of our research and development group, which employs approximately 503 full time equivalents, is to continually develop and improve our products and treatments. Our largest research and development department is R&D International with 335 employees, most of whom work at our Schweinfurt and Bad Homburg locations. Smaller teams also work in St. Wendel and in Romania, where an R&D competency center specializing in software development has been established. In September 2010, we opened a new research lab in Krems, which specializes in sorbent technology. Apart from R&D International, we have research and development departments in the North America and the Asia Pacific regions. All of these units are closely connected and cooperate on many projects.

Research and development expenditures amounted to $97 million in 2010, compared to $94 million and $80 million in 2009 and 2008, respectively. Our 2010 expenditures focused on continuously enhancing and improving our products and treatment concepts for our patients and users, on membrane development in connection with our work on a wearable artificial kidney, on dialysis patient overhydration, on software for enhanced patient safety during unattended dialysis and data management for dialysis clinics, and on an extracorporeal hepatic (liver) assist device. A discussion of each of these activities follows below.

Home Dialysis and Wearable Artificial Kidney

In HD, a dialyzer outside of the body filters the blood. Traditionally, 120 to 200 liters of water are needed for each treatment. For this reason, among others, PD is presently the home therapy of choice. However, we are researching ways of reducing water consumption per treatment, which would enable widespread use of HD as a therapy outside of dialysis clinics. In 2007, we acquired Renal Solutions, Inc. (“RSI”), which is continuing to do intensive research in the field of sorbent-based technology, helping to create a potential platform for the eventual development of a wearable artificial kidney. In 2010, we acquired medical technology company Xcorporeal, which is working on sorbent-based solutions for mobile and wearable dialysis machines for both clinical and home use. Sorbents are substances that bind toxins in liquids so that they can be removed. These sorbents can be used to recycle dialysis solution, which absorbs toxins during HD or PD treatment that have been filtered out of the patients’ blood. By cleansing and then recycling the dialysate with the help of sorbents, the amount of water typically needed during dialysis treatment can be reduced from 120 to 200 liters to approximately six to ten liters. This innovative sorbent technology is particularly important for our “wearable kidney” project, as a device of this kind must be able to function with a substantially smaller amount of liquid to be light and small enough to be worn on the body.

During 2010, we also worked on the development of “ion-rejecting” membranes. This two-layer membrane allows transport of urea while at the same time inhibiting the transport of electrolytes. Such membranes, combined with the use of sorbents to regenerate (rather than remove and replace) peritoneal dialysis solution, may provide the potential for a wearable dialysis system in a PD-based wearable artificial kidney. We have applied for a number of patents relating to our ion-rejecting membrane.

Body Composition Monitor (BCM)

We originally introduced our Body Composition Monitor in selected markets in 2008 and successfully launched in additional markets in 2009. The BCM can precisely measure the composition of the human body and its fluids (body water, fat and fat-free body mass). This provides doctors with information on the patients’ general health, such as the constitution of their blood vessels, and helps them to determine to what extent a patient may be suffering from overhydration. Such information can substantially improve the treatment quality of dialysis, as heart and vascular diseases as a result of overhydration are frequent causes of death for dialysis patients. The BCM and the clinical analysis methods we developed made it possible for the first time to demonstrate conclusively that overhydration beyond a specified threshold carries a significant mortality risk for dialysis patients and that correction of this condition significantly improves a patient’s survival chances. While these findings were expected in HD patients, our recent research has demonstrated that this “silent risk” of overhydration is even more prevalent in PD patients and that PD patients can also benefit immensely from professional “fluid management,” a regular check of their fluid status with the treatment adjusted accordingly. Going forward, we plan to use the BCM for acute dialysis patients and also as a central monitoring element for the management of patient hydration balance as well as for management of ESA (erythropoiesis-stimulating agent) use, because overhydration tends to diminish the effectiveness of EPO and other ESAs.

Software Development

One of the most severe hazards during kidney dialysis and other extracorporeal blood purification treatments is blood loss due to technical or human error, which can occur suddenly, be dangerously high and lead to death in a short time. This risk is especially significant during dialysis performed while the patient sleeps. Because dialysis treatment while the patient sleeps is typically of longer duration, such treatment can be especially effective, but reducing the risk of blood loss during such unattended treatment is essential. “Wetness detectors” built into dialysis machines can monitor the patient’s vascular access and set off an alarm if leakage is detected. During 2010, we successfully tested a software-based method of blood loss prevention — Venous Needle Disconnect, or “VND.” The software uses intelligent signal analysis in the area of extracorporeal pressure to detect dangerous conditions in the bloodline system, including needle disconnects at the point of vascular access, leakage, and bent tubing. Based on a mathematical algorithm that accounts for normal disturbances and pressure deviations (such as those resulting from patient arm movement), the software detects pressure drops due to leakage or needle slip, sets off an alarm and turns off the blood pump and closes the venous clamp automatically. We have scheduled the market launch of VND for 2011. It will be integrated into the monitors in our 4008 and 5008 Series dialysis machines as part of our regular software updates for both clinical and home use. Combined with wetness detectors, VND is expected to significantly reduce blood loss risk during dialysis.

During 2010, we also continued work on the creation of an integrated data management system for dialysis clinics reflecting the entire work flow and data base of these complex clinical units, enabling staff to have fast and efficient access to all required information from any point within the system.

Hepatic Assist

During 2010, we also conducted research on treatment of hepatorenal syndrome, or HRS, a life-threatening rapid deterioration in kidney function in patients with cirrhosis or liver failure. HRS is usually fatal unless a liver transplant is performed, but donor organs are in short supply. In some cases, the liver can recover its function, and research has explored extracorporeal treatment for liver failure — i.e., taking over a damaged liver’s functions in a manner comparable to renal dialysis for kidney failure. We have developed Prometheus, which removes toxins from the liver through fractionated plasma separation (apheresis) and adsorption. Although the HELIOS study of the Prometheus device, presented in 2010, did not show any significant overall difference in survival for patients treated with Prometheus and those treated with standard therapy, among patients having the most severe liver disease and the lowest life expectancy, the group treated with Prometheus showed a probability of survival that was 36% greater than the group receiving standard treatment. This offers some encouragement inasmuch as the longer a patient survives, the greater the chance that the liver will regenerate or that a suitable organ for transplant will become available.

Outlook

We intend to continue investing in developing and improving life-sustaining products and treatment concepts in the years to come, thus improving the quality of life for as many patients as possible with financially viable, environmentally-friendly innovations based on strategic technology platforms. We plan to spend approximately $105 million and $112 million on research and development in 2011 and 2012, respectively.

Our focus of R&D in the coming years will be to develop innovations that incorporate additional treatment elements into our products or to help better align them, with the goal of improving the quality, safety and cost efficiency of treatment. In addition, we will continue to focus our software development efforts on developing integrated system solutions for clinical quality data management in order to enable a larger volume of data to be captured faster and more easily, enhance the quality of the data and thus improve treatment. In general, we will continue to look into the issue of how new scientific and technological findings can be used to further improve the quality of life of patients with chronic kidney failure, such as through innovations in home therapies. Over the long term, we are conducting research in the transferability of the blood-cleansing dialysis process to other illnesses, such as liver disease or certain autoimmune and metabolic disorders. We are also researching new approaches to treating severe kidney and liver disease through regenerative medicine, through cooperations with scientific institutes and universities that conduct research on adult liver and kidney stem cells. Finally, we want to provide people in developing countries and emerging markets with more access to higher-quality dialysis treatment and to reduce the environmental impact of our products and services.

D.	Trend information

For information regarding significant trends in our business see Item 5.A, “Operating Financial Review and Prospects.”

F.	Tabular Disclosure of contractual obligations

The information required by this item may be found under Item 5B, “— Liquidity and Capital Resources — Financing.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz), our corporate bodies are our general partner, our supervisory board and our general meeting of shareholders. Our sole general partner is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius SE & Co. KGaA. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see Item 16.G, below, “Governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA.”

Our general partner has a Supervisory Board and a Management Board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our general partner and on our supervisory board.

The General Partner’s Supervisory Board

The Supervisory Board of Management AG consists of six members who are elected by Fresenius SE & Co. KGaA (acting through its general partner, Fresenius Management SE) as the sole shareholder of Management AG. Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the general partner’s Supervisory Board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius SE & Co. KGaA, the general partner, or any affiliate of any of them.

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

The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2010.

Age as of
December 31,
Name	2010

Dr. Ulf M. Schneider, Chairman(1)	45
Dr. Dieter Schenk, Vice Chairman(4)	58
Dr. Gerd Krick(1)(2)	72
Dr. Walter L. Weisman(1)(2)(3)	75
Mr. John G. Kringel(3)(4)	71
Mr. William P. Johnston(1)(2)(3)(4)	66

(1)	Members of the Human Resources Committee of the Supervisory Board of Management AG

(2)	Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3)	Independent director for purposes of our pooling agreement

(4)	Member of the Regulatory and Reimbursement Assessment Committee of the Supervisory Board of Management AG

DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG since April 15, 2005. He was a member of the Fresenius Medical Care AG Supervisory Board from May 2004 and Chairman of its Supervisory Board until the effective date of the transformation when he resigned upon the Company’s transformation to a KGaA. He was Chief Financial Officer of FMC-AG from November 2001 until May 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius SE, effective May 28, 2003 and, effective January 28, 2011, he is Chairman of the Management Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is Chairman of the Supervisory Boards of Fresenius Kabi AG, HELIOS Kliniken GmbH and Fresenius Medical Care Groupe France S.A.S., France. Dr. Schneider is a member of the Supervisory Boards of Fresenius Kabi España S.A., Spain and Fresenius HemoCare Netherlands B.V., the Netherlands. He was member of the Supervisory Board of Fresenius Kabi Austria GmbH, Austria, until June 30, 2010. Dr. Schneider is a member of the Board of Directors of APP

Pharmaceuticals, Inc., USA. He remains a member of the Board of Directors of Fresenius Kabi Pharmaceuticals Holding, Inc., USA and is a member of the Board of Directors of FHC (Holdings), Ltd., Great Britain.

DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005. He was Vice Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form to a KGaA. He is also Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Dr. Schenk is also Vice Chairman of the Supervisory Board of Fresenius Management SE and Chairman of the Advisory Board of Else-Kröner-Fresenius-Stiftung, which owns approximately 28.9% of the shares of Fresenius SE & Co. KGaA. He was Vice Chairman of the Supervisory Board of Fresenius SE until January 28, 2011. He also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. Dr. Schenk was Chairman of the Supervisory Board of NSL Consulting AG until September 2008.

DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form to a KGaA. He is also Chairman of the Supervisory Boards of FMC AG & Co. KGaA and Fresenius Management SE. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board. He was Chairman of the Supervisory Board of Fresenius SE and effective January 28, 2011, he is the Chairman of the Supervisory Board of Fresenius Management SE and a member of the supervisory Board of Fresenius SE & Co. KGaA. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Vice-Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick was a member of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G until December 31, 2008. He is also the Chairman of the Supervisory Board of Vamed AG, Austria and was a member of the Supervisory Board of Allianz Private Krankenversicherungs-AG until April 16, 2008.

MR. JOHN G. KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form to a KGaA. His election to the Supervisory Board was subsequently approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC, and River Walk, LLC. Formerly he was also an Advisory Board member of Visionary Medical Device Fund. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbott Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks.

DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form to a KGaA. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former President and Chief Executive Officer of American Medical International, Inc., and is a member of the Board of Directors of Occidental Petroleum Corporation. He is Senior Trustee of the Board of Trustees for the California Institute of Technology, a Life Trustee of the Board of Trustees of the Los Angeles County Museum of Art, and Chairman of the Board of Trustees of the Sundance Institute. Dr. Weisman was Vice-Chairman and Lead Director of Maguire Properties, Inc. until September 1, 2008 and was Vice-Chairman of the Board of Trustees of the Samuel H. Kress Foundation until November 1, 2008.

MR. WILLIAM P. JOHNSTON was elected to the Supervisory Board of Management AG on August 30, 2006. He has been a member of the Supervisory Board of FMC-AG & Co. KGaA since May 2006. He was the former Chairman of the Board of Directors of Renal Care Group, Inc. Mr. Johnston has been a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc., HCR-Manor Care, Inc. and LifeCare Holdings, Inc. Mr. Johnston is a member of the Board of Directors of the Georgia O’Keeffe Museum.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2010.

	Age as of
	Jan. 1,		Year term
Name	2011	Position	expires

Dr. Ben J. Lipps	70	Chairman of the Management Board, Chief Executive Officer of FMC-AG & Co. KGaA	2012
Rice Powell	55	Deputy Chairman of the Management Board and Chief Executive Officer, Fresenius Medical Care North America	2014
Michael Brosnan	55	Chief Financial Offier of FMC-AG & Co. KGaA	2012
Roberto Fusté	58	Chief Executive Officer for Asia Pacific	2011
Dr. Emanuele Gatti	55	Chief Executive Officer for Europe, Middle East, Africa and Latin America and Chief Strategist for FMC-AG & Co. KGaA	2012
Dr. Rainer Runte	51	Chief Administrative Officer for Global Law, Compliance, Intellectual Property and Corporate Business Development and Labor Relations Director for Germany	2015
Kent Wanzek	51	Head of Global Manufacturing Operations	2012

DR. BEN J. LIPPS became Chairman and Chief Executive Officer of the Management Board of Management AG on December 21, 2005. He served as acting Chief Financial Officer from September 1, 2009 until December 31, 2009. He was Chairman and Chief Executive Officer of the Management Board of FMC-AG from May 1, 1999 until the transformation of legal form to a KGaA and was Vice Chairman of the Management Board until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He is a member of the management board of Fresenius Management SE. Dr. Lipps is a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma Ltd., Switzerland. He has been active in the field of dialysis for more than 40 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial hollow fiber artificial kidney at the end of the 1960s. Before joining the Fresenius Group in 1985, Dr. Lipps held several research management positions in various companies, among them with DOW Chemical.

RICE POWELL became Deputy Chairman of the Management Board and Chief Executive Officer of Fresenius Medical Care North America effective January 1, 2010. He was a member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and was Co-Chief Executive Officer of Fresenius Medical Care North America and CEO of Renal Therapy Group of Fresenius Medical Care North America. He is the Deputy Chairman of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma Ltd., Switzerland. He has over 30 years of experience in the healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).

MICHAEL BROSNAN became a member of the Management Board of Management AG and Chief Financial Officer on January 1, 2010. Previously, he served as Chief Financial Officer and member of the Board of Directors of Fresenius Medical Care North America for seven years. He is a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma Ltd., Switzerland. Mr. Brosnan joined the Company in 1998 as Vice President of Finance and Administration for Spectra Renal Management, the Company’s laboratory services organization. Since then, he has held several executive positions in North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

DR. EMANUELE GATTI became a member of the Management Board of Management AG and Chief Executive Officer for Europe, Latin America, Middle East and Africa on December 21, 2005. He held such positions in FMC-AG from May 1997 until the transformation of legal form. He became Chief Strategist effective January 1, 2010. After completing his studies in bioengineering, Dr. Gatti lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and health care economics.

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

DR. RAINER RUNTE is the Company’s Chief Administrative Officer for Global Law, Compliance, Intellectual Property and Corporate Business Development and Labor Relations Director for Germany. He has been a member of the Management Board of Management AG since December 2005. He became Chief Administrative Officer including, among other responsibilities, Labor Relations Director for Germany, effective January 1, 2010. He was a member of the Management Board responsible for Law, Compliance and Intellectual Property of FMC-AG from January 1, 2004 until the transformation of legal form to a KGaA. Dr. Runte is a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma Ltd., Switzerland. He has worked for the Fresenius group for 20 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.

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

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Fresenius SE & Co. KGaA, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but, nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16.G, below, “Governance — The Legal Structure of FMC-AG & Co. KGaA.”

The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom — Messrs. Schenk, Krick, Kringel, Weisman and Johnston — are also members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

PROF. DR. BERND FAHRHOLZ, age 63, was a member of the Supervisory Board of Management AG from April 8, 2005 until August 30, 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to a KGaA and a member of the Supervisory Board of FMC-AG & Co. KGaA following the transformation. He is a member of our Audit and Corporate Governance Committee. He is partner in the law firm of Dewey & LeBoeuf, LLP, and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz (now Noerr LLP). He was a member of the Management Board of Dresdner Bank AG beginning in 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the vice-chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004. Prof. Dr. Fahrholz is Chairman of the Supervisory Board of SMARTRAC N.V.

The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG & Co. KGaA Supervisory Board may be

removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE & Co. KGaA is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius SE & Co. KGaA, has the authority to appoint or remove members of the general partner’s Management Board. See Item 16.G, below, “Governance — The Legal Structure of FMC-AG & Co. KGaA.” Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board and propose the Company’s auditors for approval by shareholders.

B.	Compensation

Report of the Management Board of Management AG, our General Partner

The compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG as general partner of Fresenius Medical AG & Co. KGaA and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. The compensation report is part of the group management report. The compensation report is prepared on the basis of the recommendations made by the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The entire Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board is assisted in this task by a personnel committee, the Human Resources Committee. For fiscal year 2010, the Human Resources Committee was composed of Dr Ulf M. Schneider, Dr Gerd Krick, William P. Johnston and Dr Walter Weisman.

In fiscal year 2010, the compensation of the Management Board of Fresenius Medical Care Management AG already took into account the newly worded requirements in accordance with the German Act on the Appropriateness of Executive Board Compensation (Gesetz zur Angemessenheit der Vorstandsvergütung — VorstAG), which entered into force on August 5, 2009. The Management Board compensation system was reviewed by an independent external compensation expert at the beginning of fiscal year 2010 and later submitted to Fresenius Medical Care AG & Co. KGaA’s shareholders’ meeting for approval. On May 11, 2010 the shareholders’ meeting approved of the Management Board compensation system with a majority of 99.26% of the votes cast.

The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company’s business with the compensation paid and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position while giving due regard to the peer environment.

The compensation of the Management Board is, as a whole, performance-oriented and was composed of three elements in fiscal year 2010:

•	performance-unrelated compensation (basic salary)

•	performance-related compensation (variable bonus)

•	components with long-term incentive effects (stock options and share-based compensation with cash settlement)

The individual components are designed on the basis of the following criteria:

In fiscal year 2010, the performance-unrelated compensation was paid in twelve monthly instalments as basic salary. Moreover, the members of the Management Board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges and additional contributions to pension and health insurance. The performance-related compensation will also be granted for the fiscal year 2010 as a short-term cash component (annual bonus) and a longer-term share-based compensation component (stock options, share-based compensation with cash settlement). The amount of the performance-related compensation component in each case depends on the achievement of individual and common targets:

The targets for the members of the Management Board are measured by reference to operating profit margin, growth of Group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions). All values are derived from the comparison of targeted and actually achieved figures. Furthermore, targets are divided into Group level targets and those to be achieved in individual regions. Lastly, the various target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective (regional) areas of responsibility assumed by the members of the Management Board.

Variable compensation was based upon EAT growth of at least 6% and capped at 15%. Furthermore, the members of the Management Board assuming Group functions and the members of the Management Board with regional responsibilities were evaluated in terms of the development of the respective free cash flow within the Group or in the relevant regions during the period under review, with the targets subject to compensation being within a range of rates between 3% and 6% of the respective free cash flow with reference to the turnover. The regional operating profit margins achieved during 2010 were moreover compensated for the respective Board members with regional responsibilities, in each case, within a target range between 13% and 18.5%.

As a rule, EAT growth for members of the Management Board with Group functions -these are Messrs. Dr. Ben Lipps, Michael Brosnan and Dr. Rainer Runte — are compensated at a share of 80% in variable compensation and are thus weighted higher than for Board members having responsibility for regional earnings (these are Messrs. Roberto Fusté, Dr. Emanuele Gatti and Rice Powell) or in the Global Manufacturing Operations division (Mr. Kent Wanzek), where the share is 60%. The achievement of the target for free cash flow is assessed at the uniform rate of 20% of variable compensation for all members of the Management Board; likewise, the valuation of operating profit margins in the regions is weighted at 20% of the variable compensation component.

In fiscal year 2010, the bonus components to be paid via cash payment consisted proportionately of a short-term annual bonus and a further share-based compensation component (long-term), to be paid by way of cash settlement based on the performance of the stock exchange price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. Once the annual targets were or are achieved, the cash was or will be paid after the end of the respective fiscal year in which the target is achieved. The share-based compensation also to be granted yearly in case of achievement of the yearly targets is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the company of expired service agreements). The amount of cash payment of this share-based compensation corresponds to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. Therefore, the share-based compensation is attributed to the long-term incentive compensation components. The annual targets of the aforementioned and respectively applicable key data is valued at a maximum of 120% and subject to a fixed multiplier, thereby limiting the variable compensation. In determining the variable compensation, care was taken that the share of the long-term compensation components (including the stock option components described below) constitutes at least 50% of the total variable components. Should this not be the case mathematically, the Management Board members’ contracts provide that the share of the short-term annual bonus be reduced and the share of the long-term share-based cash components be correspondingly increased, in order to meet this quota. For the total performance-based compensation, the amount of the maximum achievable bonus for each of the members of the Management Board is respectively capped. The share-based compensation components also contain a limitation for cases of extraordinary developments. Furthermore, the Supervisory Board may grant a discretionary bonus for extraordinary performance.

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

For fiscal years 2010 and 2009 the amount of cash payments of the Management Board of Fresenius Medical Care Management AG without long-term incentive components consisted of the following:

							Cash Compensation
	Non-Performance Related						(without long-term
	Compensation				Performance Related Compensation		Incentive Components)
	2010	2009	2010	2009	2010	2009	2010	2009
	in thousands		in thousands		in thousands		in thousands

Dr. Ben Lipps	$1,200	$1,200	$469	$350	$1,554	$1,674	$3,223	$3,224
Michael Brosnan	650	—	183	—	821	—	1,654	—
Roberto Fusté	597	558	245	258	740	724	1,582	1,540
Dr. Emanuele Gatti	862	767	139	155	1,086	1,021	2,087	1,943
Rice Powell	950	750	36	39	1,319	1,210	2,305	1,999
Dr. Rainer Runte	564	530	47	42	729	629	1,340	1,201
Kent Wanzek	500	—	25	—	727	—	1,252	—

Total	$5,323	$3,805	$1,144	$844	$6,976	$5,258	$13,443	$9,907

1)	Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insureance and other benefits.

In addition to the aforementioned share-based compensation component with cash settlement, stock options under Stock Option Plan 2006 were granted as (further) components with long-term incentive effects in fiscal year 2010. The principles of Stock Option Plan 2006 are described in more detail in the Notes under the header “Conditional Capital VI”.

As of January 1, 2010, the Company still had three additional Employee Participation Programs secured by conditional capital which entitled their participants to convertible bonds or stock options, and from which, however, in fiscal year 2010 no further options could be issued. In continuation with these successful employee participation programs of the past fiscal years, Fresenius Medical Care AG & Co. KGaA implemented the Stock Option Plan 2006 approved by resolution of the general meeting on May 9, 2006 and amended by resolution of the general meeting of May 15, 2007 (reflecting the share split 1: 3).

During 2010, a total of 2,817,879 (2009: 2,585,196) stock options were granted under this Stock Option Plan of which 423,300 (2009: 348,600) were granted to the members of the Management Board.

For fiscal years 2010 and 2009 the number and value of stock options issued and the value of other share-based compensation with cash settlement is shown individually in the following table.

	Components with Long-term Incentive Effect
					Share-based
					Compensation with Cash
					Settlement		Total
	2010	2009	2010	2009	2010	2009	2010	2009
	Number		in thousands		in thousands		in thousands

Dr. Ben Lipps	99,600	99,600	$1,040	$1,086	$518	$475	$1,558	$1,561
Michael Brosnan	49,800	—	520	—	301	—	821	—
Roberto Fusté	49,800	49,800	520	543	207	176	727	719
Dr. Emanuele Gatti	49,800	49,800	520	543	553	340	1,073	883
Rice Powell	74,700	49,800	780	543	539	337	1,319	880
Dr. Rainer Runte	49,800	49,800	520	543	243	209	763	752
Kent Wanzek	49,800	—	520	—	242	—	762	—

Total	423,300	298,800	$4,420	$3,258	$2,603	$1,537	$7,023	$4,795

The stated values of the stock options granted to the members of the Management Board in fiscal year 2010 correspond to their fair value at the time of being granted, namely a value of $10.44 (€8.07) (2009: $10.90/€7.64) per stock option. The exercise price for the stock options granted is $55.19 (€42.68) (2009: $45.62/€31.97).

At the end of fiscal year 2010, the members of the Management Board held a total of 2,178,699 stock options (2009: 2,041,121 stock options).

The development and status of stock options of the members of the Management Board in fiscal year 2010 are shown in more detail in the following table:

	Dr. Ben	Michael	Roberto	Dr. Emanuele	Rice	Dr. Rainer	Kent
	Lipps	Brosnan	Fusté	Gatti	Powell	Runte	Wanzek	Total

Options outstanding at January 1, 2010

Number	703,416	230,481	316,076	326,076	226,977	257,553	56,526	2,117,105

Weighted average exercise price in $	38.00	37.43	36.38	34.94	40.93	40.10	44.48	37.81

Options granted during the fiscal year

Number	99,600	49,800	49,800	49,800	74,700	49,800	49,800	423,300

Weighted average exercise price in $	57.03	57.03	57.03	47.03	57.03	57.03	57.03	57.03

Options exercised during the fiscal year

Number	204,146	10,683	25,890	—	77,577	22,884	20,526	361,706

Weighted average exercise price in $	32.72	36.42	17.53	—	32.79	29.93	43.44	32.19

Weighted average share price in $	57.64	59.94	54.90	—	57.58	57.59	59.30	57.59

Options forfeited during the fiscal year

Number	—	—	—	—	—	—	—	—

Weighted average exercise price in $	—	—	—	—	—	—	—	—

Options outstanding at December 31, 2010

Number	598,870	269,598	339,986	375,876	224,100	284,469	85,800	2,178,699

Weighted average exercise price in $	42.96	41.09	39.91	37.87	49.11	43.88	52.00	42.48

Weighted average remaining contractual life in years	4.4	4.5	4.1	3.9	5.2	4.4	5.9	4.4

Range of exercise price in $	19.33 - 57.03	15.26 - 57.03	15.26 - 57.03	15.26 -57.03	42.72 - 57.03	19.33 - 57.03	42.72 - 57.03	15.26 - 57.03

Options exercisable at December 31, 2010

Number	300,070	153,798	190,586	226,476	49,800	135,069	—	1,055,799

Weighted average exercise price in $	36.89	34.22	32.74	30.49	45.31	38.16	—	34.94

Based on the targets achieved in fiscal year 2010, additional rights for share-based compensation with cash settlement totalling $2.603 million (2009: $1.537 million) were earned, on the basis of which the number of share-based compensation rights is distributed. Since the actual distribution will not take place until March 2011, the specific number of shares of such share-based compensation rights will be determined by the Supervisory Board at that time by reference to the then current price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. Such number of shares will then serve as a basis and multiplier for calculating of the payment after the three-year vesting period.

The amount of the total compensation of the Management Board of Fresenius Medical Care Management AG for fiscal years 2010 and 2009 is shown in the following table:

			Components with
			long-term
	Cash Compensation (without long-term Incentive components)		Incentive Effect		Total Compensation (including long-term Incentive Components)
	2010	2009	2010	2009	2010	2009
	in thousands		in thousands		in thousands

Dr. Ben Lipps	$3,223	$3,224	$1,558	$1,561	$4,781	$4,785
Michael Brosnan	1,654	—	821	—	2,475	—
Roberto Fusté	1,582	1,540	727	719	2,309	2,259
Dr. Emanuele Gatti	2,087	1,943	1,073	883	3,160	2,826
Rice Powell	2,305	1,999	1,319	880	3,624	2,879
Dr. Rainer Runte	1,340	1,201	763	752	2,103	1,953
Kent Wanzek	1,252	—	762	—	2,014	—

Total	$13,443	$9,907	$7,023	$4,795	$20,466	$14,702

Compensation components with long-term incentive effects, i.e. stock options as well as share-based compensation with cash settlement, can be exercised only after the expiry of the specified vesting period. Their value is recognized over the vesting period as expense in the respective fiscal year of the vesting period. Share-based compensation expenses attributable to fiscal years 2010 and 2009 are shown in the following table:

			Expense
	Expense		for Long-term
	for Long-term		Incentive Components		Total Expense
	Incentive Components		by Share-based		for
	with Equity		Compensation with		Share-based
	Instruments		Cash Settlement		Compensation
	2010	2009	2010	2009	2010	2009
	in thousands		in thousands		in thousands

Dr. Ben Lipps	$1,165	$1,318	$1,140	$1,272	$2,305	$2,590
Michael Brosnan	74	—	—	—	74	—
Roberto Fusté	583	659	61	—	644	659
Dr. Emanuele Gatti	583	659	426	424	1,009	1,083
Rice Powell	620	659	713	805	1,333	1,464
Dr. Rainer Runte	583	659	502	508	1,085	1,167
Kent Wanzek	74	—	—	—	74	—

Total	$3,682	$3,954	$2,842	$3,009	$6,524	$6,963

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

There are individual contractual pension commitments for the Management Board members Roberto Fusté, Dr Emanuele Gatti and Dr Rainer Runte. Under these commitments, Fresenius Medical Care as of December 31, 2010 has pension obligations of $8.098 million (as of December 31, 2009: $4.231 million).

Each of the pension commitments provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest, however, depending on the amount of the recipient’s most recent basic salary. The pension commitment for Management Board member Dr Emanuele Gatti was amended, effective for the 2010 fiscal year, in that the earliest age at which retirement benefits may be received was reduced from 65 to 60. The present value of the pension commitments has increased by $1.999 million due to this amendment.

With regard to the retirement pension, the starting percentage of 30% from the last base salary increases with every complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 to the German law to improve company pension plans, “BetrAVG”). 30% of the gross amount of any later income from an activity of the Management Board member is set off against the pension obligation. Any amounts to which the Management Board members or their surviving dependants, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies are to be set off. If a Management Board member dies, the widow receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the widow pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before he reaches 65 or (in the case of Dr Gatti) 60, except in the event of a disability (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid for a covered event is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching 65 or (in the case of Dr Gatti) 60 years of age.

With the Chairman of the Management Board, Dr Ben Lipps, there is an individual agreement instead of a pension provision, to the effect that, taking account of a non-compete covenant upon termination of his employment contract/service agreement with Fresenius Medical Care Management AG, he will be retained to render consulting services to the Company for a period of 10 years. The annual consideration for such services would amount to approximately 33% of the non-performance-linked compensation components paid to him in fiscal year 2010. The present value of this agreement amounted to $2.877 million as of December 31, 2010.

Management Board members Rice Powell, Michael Brosnan and Kent Wanzek participated in the U.S.-based 401(k) savings plan in 2010. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The company supports this investment, for permanent employees with at least one year of service, via 50% of the investment made, up to a limit of 6% of income — whereupon the allowance paid by the Company is limited to 3% of the income — or a maximum of $0.0165 million ($0.022 million for employees 50 years of age or older). The aforementioned Management Board members were each contractually enabled to participate in this plan: in the past fiscal year the company paid out U.S.$9,383.50 respectively in this regard.

Furthermore, the Management Board members Dr. Ben Lipps, Rice Powell and Michael Brosnan have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. Due to plan cuts in March 2002, the rights to receive benefits from the pension plans have been frozen at the level then applicable.

Additions to pension obligations in fiscal year 2010 amounted to $3.945 million (2009: $1.497 million). The pension commitments are shown in the following table:

	As of January 1,		As of December 31,
	2010	increase	2010
	in thousands

Dr. Ben Lipps	$491	$45	$536
Michael Brosnan	57	11	68
Roberto Fusté	1,747	651	2,398
Dr. Emanuele Gatti	1,764	2,855	4,619
Rice Powell	109	22	131
Dr. Rainer Runte	720	361	1,081

Total	$4,888	$3,945	$8,833

A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half their annual base salaries for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions for the case of a change of control.

With Mr Mats Wahlstrom, who resigned from the Management Board on December 31, 2009 it was agreed that all outstanding cash-settled share-based compensation related to the special bonus component from the years 2006 to 2008 became vested at the time of his resignation from the Board on December 31, 2009. Mr Wahlstrom completely exercised these rights, as agreed, in the amount of $2.324 million in February 2010.

All members of the Management Board have received individual contractual commitments for the continuation of their payments in cases of sickness for a maximum of 12 months, although as of six months’ of sick leave, insurance benefits may be set off therewith. If a Management Board member dies, the surviving dependants will be paid three more monthly amounts after the month of death, until the end of the respective service agreement at the longest, however.

Miscellaneous

In fiscal year 2010, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

The payments to Management Board members Michael Brosnan and Kent Wanzek were paid in part in U.S. dollars and in part in euro. The part paid in Germany was agreed in net amounts, so that varying tax rates in both countries may retroactively change the gross amounts. Since the actual tax burden can only be calculated later in the context of the tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has obtained Directors & Officers liability insurance with an excess, which complies with the requirements of the German Act on the Appropriateness of Executive Board Compensation (VorstAG). The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

Former members of the Management Board did not receive any compensation in fiscal year 2010 other than that mentioned under point II. Pensions obligations for this group exist in an amount of $0.666 million (2009: $0.545 million).

Further Adjustments to System of Compensation of Members of the Management Board

Since the expiry of fiscal year 2010, no further stock options can be granted to Management Board members or employees out of the Stock Option Plan 2006 of Fresenius Medical Care. However, allotments from the existing Stock Option Plan form a significant element of the compensation component with long-term incentive effect. It is intended to implement a new program with long-term compensation components covering the next five years in fiscal year 2011.

The new compensation concept with long-term incentive effect is based on a combination plan, which includes, on the one hand, a stock option program which is backed by conditional capital. The additional component of the compensation concept is a likewise long-term oriented and share-based component with cash settlement.

The structure of the stock option plan backed by a conditional capital is oriented mainly on the parameters of the existing Stock Option Plan 2006. The plan also complies with the amended requirements of the VorstAG, in particular with regard to the waiting periods prolonged to four years, and further requires the achievement of demanding targets. The new stock option plan requires, for its introduction, the approval of the shareholders at the ordinary General Meeting of Fresenius Medical Care AG & Co. KGaA.

The further element of the new long-term compensation system is an additional, independent, long-term oriented and share-based compensation component with cash settlement. The granting of this compensation component is now also intended to be subject to a four-year waiting period and to require the achievement of demanding targets. The amount of the cash payment under the terms of this share-based compensation component will then be guided by the stock exchange price of the Fresenius Medical Care AG & Co. KGaA ordinary shares at the time of exercise after the expiry of the four-year waiting period.

Compared to the Stock Option Plan 2006, the total number of stock options to be granted is intended to be smaller in view of the additionally planned long-term oriented share-based compensation component with cash settlement.

The granting of stock options or the share-based compensation with cash settlement, respectively, is intended to be available to management board members as well as to other leading executives. In compliance with the corporate law allocation of powers and responsibilities, the supervisory board shall make the allocations to the Management Board members which will make the allocations to other leading executives.

Compensation of the Supervisory Board of Fresenius Medical Care & Co KGaA and Supervisory Board of Management AG

Our supervisory board consists of six members, five of whom are also members of the supervisory board of Management AG, our general partner. Management AG has one additional supervisory board member who is not a member of our supervisory board. Each member of our supervisory board is paid an annual retainer fee of $80,000. The Chairman is paid twice that amount and the Vice-Chairman 150% of that amount. Supervisory Board members are reimbursed for their reasonable travel and accommodation expenses, including value added tax, incurred with respect to their duties as Supervisory Board members. Supervisory board members who serve on committees of Fresenius Medical Care AG & Co. KGaA receive an additional retainer of $30,000 per year ($50,000 per year in the case of committee chairs). In accordance with our by-laws, we pay 50% of the fees directly to the board member for the five supervisory board members who are also members of the Management AG board and 100% of the sixth (unaffiliated) member’s compensation directly to him. In addition, under the management agreement with our general partner, the general partner pays the remaining 50% of the retainer fees of five members of our supervisory board and 100% of the fees payable to the general partner’s sixth board member (who has no position with FMC-AG & Co. KGaA or its Supervisory Board). By agreement, we reimburse Management AG for 100% of all fees it incurs (including compensation paid to the general partner’s supervisory board). The aggregate compensation reported does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.

For the years 2010 and 2009 the compensation1) for the members of the supervisory boards were as follows:

	Fixed		Fixed
	compensation for		compensation for		Compensation for		Compensation for
	Supervisory Board		Supervisory Board		committee services		committee services
	at FMC		at FMC-AG		at FMC		at FMC-AG		Total
	Management AG		& Co. KGaA		Management AG		& Co. KGaA		compensation
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	in thousand		in thousand		in thousand		in thousand		in thousand
Dr. Gerd Krick	$40	$40	$120	$120	$60	$40	$30	$30	$250	$230
Dr. Dieter Schenk	60	60	60	60	50	30	—	—	170	150
Dr. Ulf M. Schneider2)	160	160	—	—	70	50	—	—	230	210
Dr. Walter L. Weisman	40	40	40	40	50	30	50	50	180	160
John Gerhard Kringel4)	40	40	40	40	60	40	—	10	140	130
William P. Johnston	40	40	40	40	120	80	30	30	230	190
Prof. Dr. Bernd Fahrholz3)	—	—	80	80	—	—	30	30	110	110

Total	$380	$380	$380	$380	$410	$270	$140	$150	$1,310	$1,180

1)	Shown without VAT and withholding tax

2)	Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA; fixed compensation paid by FMC Management AG

3)	Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG; fixed compensation paid by FMC-AG & Co. KGaA

4)	Member of committee of FMC-AG & Co. KGaA until Q2 2009

C.	Board Practices

For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Fresenius Medical Care Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see Item 6.A, “Directors, Senior Management and Employees — Directors and Senior Management,” above. For information regarding certain compensation payable to certain members of the general partner’s management board after termination of employment, see Item 6.B, “Directors, Senior Management and Employees — Compensation — Commitments to Members of Management for the Event of the Termination of their Employment,” above. The functions usually performed by a remuneration committee, particularly evaluation and assessment of the compensation of the members of the general partner’s Management Board, are performed by the Human Resources Committee of the general partner’s Supervisory Board, the members of which are Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick, Mr. William P. Johnston and Dr. Walter L. Weisman. Determination of the compensation system and of the compensation to be granted is to be made by the full Supervisory Board of Management AG. In 2010, the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA consisted of Dr. Gerd Krick, Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman (Chairman) and Mr. William P. Johnston, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s supervisory board in fulfilling its oversight responsibilities, primarily through:

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

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Company’s Supervisory Board and for it’s nomination prospects to the General Meeting. In 2010, the nomination committee consisted of Dr. Gerd Krick (Chairman), Dr. Walter G. Weisman and Dr. Dieter Schenk.

The supervisory board of our general partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the “RRAC”) whose members are Mr. William P. Johnston (Chairman), Mr. John Gerhard Kringel and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the Supervisory Board of Management has its own nomination committee, which consisted of Dr. Ulf. M. Schneider (Chairman), Dr. Gerd Krick and Dr. Walter G. Weisman in 2010.

D.	Employees

At December 31, 2010, we had 73,452 employees (full-time equivalents) as compared to 67,988 at December 31, 2009, and 64,666 at December 31, 2008. The 8.0% increase in 2010 was mainly due to the overall growth in our business and acquisitions. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2010	2009	2008

North America
Dialysis Care	36,488	35,188	33,694
Dialysis Products	7,557	6,916	6,752

	44,045	42,104	40,446

International
Dialysis Care	19,647	16,413	15,180
Dialysis Products	9,584	9,312	8,903

	29,231	25,725	24,083

Corporate	176	159	137
Total Company	73,452	67,988	64,666

We are members of the Chemical Industry Employers Association for most sites in Germany and we are bound by union agreements negotiated with the respective union representatives. We generally apply the principles of the association and the related union agreements for those sites where we are not members. We are also party to additional shop agreements negotiated with works councils at individual facilities that relate to those facilities. In addition, approximately 4% of our U.S. employees are covered by collective bargaining agreements. During the last three fiscal years, we have not suffered any labor-related work disruptions.

E.	Share ownership

As of December 31, 2010, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2010,

Management Board members of the General Partner held options to acquire 2,178,699 ordinary shares of which options to purchase 1,055,799 ordinary shares were exercisable at a weighted average exercise price of €26.15 ($34.94). See Item 6.B, “Directors, Senior Management and Employees — Compensation”. Those options expire at various dates between 2012 and 2017.

Options to Purchase Our Securities

Stock Option and Other Share Based Plans

Incentive plan

In 2010, Management Board members were eligible for performance — related compensation that depended upon achievement of targets. The targets are measured by reference to operating profit margin, growth of group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions), and are derived from the comparison of targeted and actually achieved figures. Targets are divided into Group level targets and those to be achieved in individual regions. For detailed information relating to targets and calculation of bonus payments, see Item 6.B above.

The bonus for fiscal year 2010 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component was or will be paid after the end of 2010. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases. The amount of cash payment relating to the share-based component will correspond to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. The amount of the maximum achievable bonus for each of the members of the Management Board is capped.

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

The share-based compensation incurred under these plans for years 2010, 2009 and 2008 was $2,603, $1,537 and $2,189, respectively. Such share-based compensation paid to the members of the general partner’s management board is included in the amounts shown in the table entitled “Components with Long-Term Incentive Effect” in Item 6.B, Directors, Senior Management and Employees — Compensation — Compensation of the Management Board.”

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

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form to a KGaA and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2010, 2009, and 2008 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year’s grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. During 2010, we awarded 2,817,879 options, including 423,300 to members of the Management Board of the General Partner, at a weighted average exercise price of $57.07 (€42.71), a weighted average fair value of $10.47 each and a total fair value of approximately $29.5 million which will be amortized on a straight line basis over the three-year vesting period. The last grant under the Amended 2006 Plan took place on December 6, 2010. No further grants are possible under the Amended 2006 Plan. For information regarding options granted to each member of the general partner’s management board, see Item 6.B, “- Compensation of the Management Board” above.

Options granted under the Amended 2006 Plan to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

At December 31, 2010, we had awards outstanding under the terms of various prior stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. Following the Share Split, the convertible bonds have a par value of €0.85 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

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

At December 31, 2010, the Management Board members of the General Partner held 2,178,699 stock options for ordinary shares and employees of the Company held 9,973,409 stock options for ordinary shares with an average remaining contractual life of 4.8 years and 58,663 stock options for preference shares with an average remaining contractual life of 3.38 years with 58,663 exercisable preference options at a weighted average exercise price of $25.65 and 4,316,450 exercisable ordinary options at a weighted average exercise price of $37.40.

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

We have been informed that as of December 31, 2010, Fresenius SE owned approximately 35.7% of our Ordinary shares. In August 2008, an indirect wholly-owned subsidiary of Fresenius SE issued €554.4 million aggregate principal amount of Mandatory Exchangeable Bonds due 2011 with each bond having a nominal value of €50,000 (the “FSE Bonds”). Fresenius SE may redeem the FSE Bonds at or prior to maturity solely by delivery of our Ordinary shares. The actual number of ordinary shares deliverable by Fresenius SE upon redemption of the FSE Bonds will depend upon the exchange ratio for the FSE Bonds at the time of exchange, subject to an adjusted minimum exchange price of €31.83 and an adjusted maximum exchange price of €37.56. Upon maturity of the FSE Bonds, Fresenius SE’s holding of our Ordinary shares could decrease to between approximately 31% at the maximum exchange price and 30% at the minimum exchange price.

All of our ordinary shares have the same voting rights. However, as the sole shareholder of our general partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16.G, “Corporate Governance — Supervisory Board.”

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2010, 17,702,065 Ordinary ADSs, each representing one Ordinary share, were held of record by 4,571 U.S. holders and there were 86,191 Preference ADSs, each representing one Preference share, held of record by 1 U.S. holder. For more information regarding ADRs and ADSs see Item 10.B, “Memorandum and Articles of Association — Description of American Depositary Receipts.”

Security Ownership of Certain Beneficial Owners of Fresenius SE

Following the change of its legal form, Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE & Co. KGaA has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

The Else-Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else-Kröner-Fresenius Stiftung owns approximately 28.9% of the Fresenius SE Ordinary shares, (reduced from approximately 58% as a result of the change of Fresenius SE’s legal form, in which all of Fresenius SE’s preference shares were converted into Fresenius SE ordinary shares). See Item 7.B, “Related party transactions — Other interests,” below. According to Allianz SE, they hold, indirectly, approximately 4.26% of the Fresenius SE Ordinary shares.

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

Dr. Gerd Krick, Chairman of our Supervisory Board, is also a member of the Supervisory Board of our general partner as well as of the supervisory Board of Fresenius SE & Co. KGaA and Chairman of the Supervisory Board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, Vice Chairman of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also Vice Chairman of the Supervisory Board of the general partner of Fresenius SE, and Dr. Ulf M. Schneider, Chairman of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board of Fresenius SE & Co. KGaA’s general partner and was the CEO of Fresenius SE (until change of legal form on January 28, 2011). Dr. Ben J. Lipps of the Management Board of our general partner, is a member of the Management Board of the general partner of Fresenius SE. Each of Mr. John G. Kringel, Dr. Walter L. Weisman and Mr. William P. Johnston is a member of both our Supervisory Board and our general partner’s Supervisory Board.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than Fresenius Medical Care AG & Co. KGaA and its subsidiaries.

Real Property Lease

We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half of 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €18.0 million, which was approximately $23.8 million as of December 31, 2010, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. In December 2006, the Company exercised its option to renew the lease for manufacturing facilities and the other leases were amended to extend their terms and add renewal options. The leases for the other facilities have a term of ten years. In December 2007, we amended the lease for the Schweinfurt, Germany facility, to add additional manufacturing capacity. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

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

Other Intellectual Property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

We produce most of our products in our own facilities. However, Fresenius Kabi AG, a subsidiary of Fresenius SE, manufactures some of our products for us, principally dialysis concentrates and other solutions, at facilities located in Germany, Brazil, France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2010, we sold products to Fresenius SE in the amount of $15.4 million. In 2010, we made purchases from Fresenius SE in the amount of $43.5 million.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

On September 10, 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired APP Pharmaceuticals Inc. (“APP Inc.”), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by APP Inc. through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization (“GPO”) structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and health care providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2010, we acquired $30.7 million of heparin from APP Inc. through the GPO.

We were party to a German consolidated trade tax return with Fresenius SE and certain of its German subsidiaries for the fiscal years 1997-2001. During the second quarter of 2009, we reclassified an account payable in the amount of €77.7 million ($110 million at June 30, 2009) to Fresenius SE to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. Of this amount, €5.75 million ($7.7 million at December 31, 2010) will be repaid in 2011 at an interest rate of 6%.

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2010, Fresenius SE and its affiliates charged us approximately $59.5 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing and warehousing. For 2010 we charged approximately $6.1 million to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

We are party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which we or our subsidiaries may request and receive one or more advances up to an aggregate amount of $400 million during the period ending March 31, 2013. See Note 8 of the Notes to Consolidated Financial Statements, “Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties — Short-Term Borrowings from Related Parties.” During 2010, we received advances between €10.0 million and €86.5 million which carried interest at rates between 0.968% and 1.879% per annum. On December 31, 2010, the Company had no advances outstanding due to Fresenius SE. On August 19, 2009, the Company borrowed $2.2 million from the general partner at 1.335%. The balance, originally due on August 19, 2010, was extended until August 19, 2011 at an interest rate of 1.421%.

Other Interests

Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under our senior credit agreement in effect prior to our 2006 Senior Credit Agreement in effect prior to 2006 and our current Amended 2006 Senior Credit Agreement. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, is a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz Partnerschaft), which has provided legal services to Fresenius Medical Care. The portion of said legal services to Fresenius Medical Care for the period January 1, 2010 through September 30, 2010, has been approved by the supervisory board, with Dr. Schenk abstaining from the vote. Services for the fourth quarter of 2010 will be reviewed in the first quarter of 2011 and are subject to approval by the supervisory board. During 2010, Noerr LLP was paid approximately $1.6 million for these services by Fresenius

Medical Care. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE & Co. KGaA and owns approximately 28.9% of the voting shares of Fresenius SE & Co. KGaA. Dr. Schenk is also the Chairman of the advisory board of Else-Kröner-Fresenius-Stiftung. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.”

Under the articles of association of FMC AG & Co. KGaA, we will pay Fresenius SE a guaranteed return on its capital investment in our general partner. See Item 1.6G, “Corporate Governance — The Legal Structure of FMC AG & Co. KGaA,” below.

General Partner Reimbursement

Management AG, the Company’s general partner, is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the general partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the general partner’s supervisory board and the general partner’s management board. The aggregate amount reimbursed to Management AG for 2010 was approximately $16.1 million for its management services during 2010 including $0.08 million as compensation for its exposure to risk as general partner. The Company’s Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner’s invested capital (€1.5 million). See Item 16.G “Governance — The Legal Structure of FMC-AG & Co. KGaA” below.

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

Our Amended 2006 Senior Credit Agreement and outstanding euro notes, as well as the senior subordinated indentures relating to our trust preferred securities, restrict our ability to pay dividends. Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” and the notes to our consolidated financial statements appearing elsewhere in this report discuss this restriction.

The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

Per Share Amount	2010	2009	2008

Preference share	€0.63	€0.60	€0.56
Ordinary share	€0.61	€0.58	€0.54

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2010 payable in 2011 of €0.67 per preference share and €0.65 per ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 12, 2011.

Except as described herein, holders of ADSs will be entitled to receive dividends on the ordinary shares and the preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and distribute the dividends to ADS holders. See Item 10, “Additional Information — Description of American Depositary Receipts — Share Dividends and Other Distributions.” Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid on the preference shares and dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in “Item 10.E. Taxation”.

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

Since October 1, 1996, ADSs each originally representing one-third of an Ordinary share and, commencing June 15, 2007, each representing one Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each originally representing one-third of a Preference share and, commencing June 15, 2007, each representing one Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS/P. At December 31, 2010, there were 84,341 preference ADSs outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, the trading market for the preference ADSs is highly illiquid. In addition, in connection with the New Your Stock Exchange listing of our ADSs upon consummation of our transformation and the related conversion offer, the New York Stock Exchange advised us that if the number of publicly held preference ADSs falls below 100,000, which has occurred, the preference ADSs could be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is Bank of New York Mellon (the “Depositary”).

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

As of February 18, 2011, the share prices for the Ordinary and Preference shares traded on the Frankfurt Stock Exchange were €47.23 and €40.01, respectively.

		Price per		Price per
		ordinary share (€)		preference share (€)
		High	Low	High	Low

2011	January	43.51	41.11	36.38	34.48
2010	December	45.78	43.01	36.40	33.50
	November	45.65	45.33	37.90	34.80
	October	45.79	44.36	38.00	36.39
	September	45.51	43.53	37.96	36.10
	August	45.41	42.12	37.89	35.51
2010	Fourth Quarter	45.79	43.01	38.00	33.50
	Third Quarter	45.51	41.13	38.00	35.00
	Second Quarter	44.71	38.21	38.50	32.35
	First Quarter	41.78	36.10	35.87	28.20
2009	Fourth Quarter	37.71	31.86	33.46	30.50
	Third Quarter	34.20	30.03	34.00	28.72
	Second Quarter	32.19	27.64	30.00	25.24
	First Quarter	35.48	27.07	35.30	25.60
2010	Annual	45.79	36.10	38.50	28.20
2009	Annual	37.71	26.07	35.30	25.24
2008	Annual	39.10	29.73	37.60	28.31
2007	Annual	38.67	33.05	36.78	31.32
2006	Annual	36.30	27.50	33.83	25.03

The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2010 was 824,535 shares and 1,230 shares, respectively. The foregoing figures are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

As of February 18, 2011, the share prices for the Ordinary ADSs and Preference ADSs traded on the NYSE were $64.32 and $52.69, respectively.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE:

		Price per		Price per
		ordinary ADS ($)		preference ADS ($)
		High	Low	High	Low

2011	January	58.32	55.75	48.00	46.00
2010	December	60.65	56.53	50.00	48.00
	November	63.48	57.98	53.11	50.00
	October	64.01	61.46	53.11	52.00
	September	61.80	55.99	49.00	45.04
	August	57.76	55.12	48.00	45.31
2010	Fourth Quarter	64.01	56.53	53.11	48.00
	Third Quarter	61.80	52.17	49.00	45.00
	Second Quarter	56.70	47.57	49.70	38.88
	First Quarter	56.20	49.62	50.72	42.70
2009	Fourth Quarter	54.96	47.57	49.60	44.75
	Third Quarter	50.29	42.31	49.18	40.00
	Second Quarter	45.04	36.94	50.00	32.00
	First Quarter	47.67	35.66	43.00	35.00
2010	Annual	64.01	47.57	53.11	38.88
2009	Annual	54.96	35.66	50.00	32.00
2008	Annual	59.01	39.84	55.00	28.87
2007	Annual	56.70	43.69	53.50	40.00
2006	Annual	47.60	34.50	40.00	31.00

Item 10.	Additional information

B.	Articles of Association

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

General Information Regarding Our Share Capital

As of February 18, 2011, our share capital consists of €302,242,075, divided into 298,284,907 bearer ordinary shares without par value (Stückaktien) and 3,957,168 bearer non-voting preference shares without par value (Stückaktien). Our share capital has been fully paid in.

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

Authorized Capital

By resolution of the Annual General Meeting (“AGM”) of shareholders on May 11, 2010, Management AG was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company’s share capital until May 10, 2015 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, “Authorized Capital 2010/I”. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the company (indirect pre-emption rights). No Authorized Capital 2010/I has been issued as of December 31, 2010.

In addition, by resolution of the AGM of shareholders on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, “Authorized Capital 2010/II”. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company’s share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2010/II has been issued as of December 31, 2010.

Authorized Capital 2010/I and Authorized Capital 2010/II became effective upon registration with the commercial register of the local court in Hof an der Saale on May 25, 2010.

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

Under German law, dividends may only be paid from our balance sheet profits (Bilanzgewinn) as determined by our unconsolidated annual financial statements as approved by our annual general meeting of shareholders and the general partner. Unlike our consolidated annual financial statements, which are prepared on the basis of accounting principles generally accepted in the United States of America (U.S. GAAP), the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our ordinary shares and our preference shares that are entitled to dividend payments are held in a clearing system, the dividends will be distributed in accordance with the rules of the individual clearing system. We will publish notice of the dividends paid and the appointment of the paying agent or agents for this purpose in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger). If dividends are declared, preference shareholders will receive €0.02 per share more than the dividend payable on our ordinary shares, but not less than €0.04 per share, according to our articles of association. Under German law, we must pay the annual dividend for our preference shares prior to paying any dividends on the ordinary shares. If the profit shown on the balance sheet in one or more fiscal years is not adequate to permit distribution of a dividend of €0.04 per preference share, the shortfall without interest must be made good out of the profit on the balance sheet in the following fiscal year or years after distribution of the minimum dividend on the preference shares for that year or years and prior to the distribution of a dividend on the ordinary shares. The right to this payment is an integral part of the profit share of the fiscal year from which the shortfall in the preference share dividend is made good.

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

Description of American Depositary Receipts

General

The Bank of New York Mellon, a New York banking corporation, is the depositary representing our ordinary shares and preference shares. Each American Depositary Share (ADS) represents an ownership interest in one ordinary share or one preference share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the holders and owners of ADSs of the applicable class from time to time (who become bound by the deposit agreement by their acceptance of American Depositary Receipts, or ADRs, evidencing their ADSs). Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates or may also be uncertificated. If ADSs are issued in uncertificated form, owners holding ADSs in book-entry form will receive periodic statements from the depositary showing their ownership of ADSs. In the case of beneficial holders of ADSs, owners will receive these periodic statements through their brokers.

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

As of December 31, 2010, we had 86,191 preference share ADSs outstanding. Accordingly, while the preference share ADSs remain listed on the New York Stock Exchange, the trading market for the preference share ADSs is highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference share ADSs falls below 100,000 preference share ADSs could be delisted.

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

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent). Registered holders will receive the checks directly, while the checks for beneficial owners will be first sent to the brokers, who will then distribute the checks to the rightful owners.

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

Independent Directors

Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the supervisory board of FMC-AG & Co. KGaA or as a member of the supervisory board of Management AG. If an independent director resigns, is removed, or is otherwise unable or unwilling to serve in that capacity, a new person shall be appointed to serve as an independent director in accordance with the provisions of the articles of association of the general partner, and the pooling arrangements, if as a result of the resignation or removal the number of independent directors falls below the required minimum. The provisions of the pooling agreement relating to independent directors are in addition to the functions of the joint committee established in connection with the transformation of our legal form and conversion of our preference shares, and are also in addition to the requirement of Rule 10A-3 under the Securities Exchange Act of 1934 that our audit committee be composed solely of independent directors as defined in that rule. We have identified the members of Management AG’s supervisory board who are independent for purposes of our pooling arrangements in Item 6.B., “Directors, Senior Management and Employees — The General Partner’s Supervisory Board.”

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

Interested Transactions

We and Management AG and Fresenius SE have agreed that while the pooling arrangements are in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, Management AG or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 million for each individual transaction or contract, or a related series of transactions or contracts. However, approval is not required if the transaction or contract, or series of related transactions or contracts, has been described in a business plan or budget that a majority of the independent directors has previously approved. In any year in which the aggregate amount of transactions that require approval (or that would have required approval in that calendar year but for the fact that such payment or other consideration did not exceed €5 million) has exceeded €25 million, a majority of the independent directors must approve all further interested transactions involving more than €2.5 million. However, approval is not required if the transaction or contract, or series of related transactions or contracts, has been described in a business plan or budget that a majority of independent directors has previously approved.

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

For information regarding certain of our material contracts, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions.” For a description of our stock option plans, see “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Options to Purchase our Securities.” For a description of our Amended 2006 Senior Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see Notes 8 and 9 of the Notes to Consolidated Financial Statements.

Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co., a description of which appears in Note 18 of the Notes to Consolidated Financial Statements, “Legal Proceedings,” and the Merger agreement among us, FMCH and RCG. For a description of our license and distribution agreements for injectable iron products, see Note 6 of the Notes to Consolidated Financial Statements, “Intangible Assets and Goodwill.”

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

Market Risk

Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	changes in reimbursement rates;

•	intense competition;

•	foreign exchange rate and interest rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	technological developments in our industry;

•	uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and

•	the availability of financing.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, “Key Information — Risk Factors.” Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement Rates

We obtained approximately 32% of our worldwide revenue for 2010 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future. Effective January 1, 2011, the Medicare reimbursement rate for dialysis services is determined on the basis of a case-mix adjusted “blended” prospective payment system for ESRD dialysis facilities. See Item 4.B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement” and “— Health Care Reform.”

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

Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. We have significant amounts of sales of products invoiced in euro from our European manufacturing facilities to our other international operations. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures we enter into foreign exchange forward contracts and, on a small scale, foreign exchange options. Our policy, which has been consistently followed, is that foreign exchange rate derivatives be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

In connection with intercompany loans in foreign currency, we normally use foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.

The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2010. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2010, and the credit risk inherent to those contracts with positive market values as of December 31, 2010. All contracts expire within 59 months after the reporting date.

Foreign Currency Risk Management

December 31, 2010
(USD in millions)
Nominal amount

								Credit
	2011	2012	2013	2014	2015	Total	Fair value	risk

Purchase of EUR against US$	$725	20	—	—	—	$745	$(42)	$3
Sale of EUR against US$	421	—	—	—	—	421	(5)	—
Purchase of EUR against others	781	102	33	31	29	976	(19)	3
Sale of EUR against others	249	89	60	31	29	458	1	1
Others	33	1	—	—	—	34	—	1

Total	$2,209	212	93	62	58	$2,634	$(65)	$8

A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The European Central Bank (“ECB”) determines such rates (“Reference Rates”) based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily at 2:15 p.m. (CET). In preparing our consolidated financial statements and in converting certain U.S. dollar amounts in this report, we have used the Year’s Average Reference Rate of $1.3259 or Year’s Close Reference Rate of $1.3362 per €1.00.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

2006 US$ per EUR	1.3331	1.1826	1.2558	1.3170
2007 US$ per EUR	1.4874	1.2893	1.3705	1.4721
2008 US$ per EUR	1.5990	1.2460	1.4713	1.3917
2009 US$ per EUR	1.5120	1.2555	1.3948	1.4406
2010 US$ per EUR	1.4563	1.1942	1.3259	1.3362

The Reference Rate on February 18, 2011 was $1.3627 per €1.00.

Foreign Exchange Sensitivity Analysis

In order to estimate and quantify the transaction risks from foreign currencies, the Company considers the cash flows reasonably expected for the three months following the reporting date as the relevant assessment basis for a sensitivity analysis. For this analysis, the Company assumes that all foreign exchange rates in which the Company had unhedged positions as of the reporting date would be negatively impacted by 10%. By multiplying the calculated unhedged risk positions with this factor, the maximum possible negative impact of the foreign exchange transaction risks on the Company’s results of operations would be $13 million.

Interest Rate Risk

We are exposed to changes in interest rates that affect our variable-rate borrowings. We enter into debt obligations including accounts receivable securitizations to support our general corporate purposes such as capital expenditures and working capital needs. Consequently, we enter into derivatives, particularly interest rate swaps to protect interest rate exposures arising from borrowings at floating rates by effectively swapping them into fixed rates.

These interest rate derivatives are designated as cash flow hedges. The majority of these interest rate swap agreements effectively convert the major part of payments based on variable interest rates applicable to the Company’s Amended 2006 Senior Credit Agreement, denominated in U.S. dollars, into payments at a fixed rate. The remaining interest rate swaps have been entered into in anticipation of future debt issuances.

Swap agreements in notional amounts of $3,175 million expire at various dates in 2011 and 2012 and bear an average interest rate of 4.26%. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2010, the negative fair value of these agreements is $125million.

The table below presents principal amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

Interest Rate Exposure

December 31, 2010
(in millions)

									Fair Value
									Dec. 31,
	2011		2012	2013	2014	2015	Thereafter	Totals	2010

FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement		$217	1,262	1,475				$2,954	$2,938
Variable interest rate = 1.77%
Accounts receivable securitization programs		$510						$510	$510
Variable interest rate = 0.33%
EIB loans	$			165				$165	$165
Variable interest rate = 0.43%
FLOATING RATE € DEBT
Euro Notes 2009/2012	$		160					$160	$162
Variable interest rate = 6.253%
Euro Notes 2009/2014	$		5	5	31			$41	$41
Variable interest rate = 6.753%
EIB loan	$				187			$187	$187
Variable interest rate = 1.8176%
FIXED RATE US$ DEBT
Company obligated mandatorily redeemable preferred securities of subsidiaries
Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.375% / issued in 2001		$225						$225	$229
Senior Notes 2007/2017; fixed interest rate = 6.875%	$						494	$494	$531
FIXED RATE € DEBT
Company obligated mandatorily redeemable preferred securities of subsidiaries
Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.375% / issued in 2001		$401						$401	$415
Senior Notes 2007/2017; fixed interest rate = 6.875%	$		47					$47	$52
Fixed interest rate = 7.4065%
Euro Notes 2009/2014	$		2	2	15			$19	$22
Fixed interest rate = 8.3835%
Senior Notes 2010/2016	$						330	$330	$349
Fixed interest rate = 5.50%
INTEREST RATE DERIVATIVES
US$ Payer Swaps Notional amount		$1,650	1,525					$3,175	$(125)
Average fixed pay rate = 4.26%		4.08%	4.45%					4.26%
Receive rate = 3-month $LIBOR

All variable interest rates depicted above are as of December 31, 2010

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

For a description of our American Depositary Shares, see Item 10.B, “Additional Information — Articles of Association — Description of American Depositary Receipts.”

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

Fees Incurred in Past Annual Period

Under the fee agreement between us and the depositary, the depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the depositary. For 2010, we received from the depositary $0.26 million in aggregate payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility and legal fees.

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

As of December 31, 2010, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2010 is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-3.

Item 15C.	Attestation report of the registered public accounting firm

The attestation report of KPMG with respect to Management’s Report on Internal Control Over Financial Reporting appears at page F-4.

Item 15D.	Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2010, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

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

In the annual general meeting held on May 11, 2010, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2010 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2010	2009
	(in thousands)

Audit fees	$10,433	$9,838
Audit related fees	856	187
Tax fees	932	909

Total	$12,221	$10,934

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

In 2003, Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount.

The general partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, fee level, and fee structure, approves the request accordingly. Services that are not included in the catalog, exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

During 2010, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.14 million.

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

As a German company FMC-AG & Co. KGaA follows German Corporate Governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz, “AktG”) including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, “MitBestG”) and the German Corporate Governance Code which was adopted in 2002 and revised periodically thereafter by the German government commission, most recently in May 2010. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the

NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a partnership limited by shares, or KGaA, management by our general partner, certain provisions of our Articles of Association and the role of our supervisory board in monitoring the management of our company by the general partner. It includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

The Legal Structure of FMC-AG & Co. KGaA

A KGaA (“Kommanditgesellschaft auf Aktien”) is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation, the share capital of a KGaA is held by its shareholders. A KGaA is similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand. Our general partner, Management AG, is a wholly-owned subsidiary of Fresenius SE & Co. KGaA. KGaA and stock corporation (Aktiengesellschaft, “AG”) are the only legal forms provided by German law for entities whose shares trade on a German stock exchange.

A KGaA’s corporate bodies are its general partner, its supervisory board and the general meeting of shareholders. A KGaA may have one or more general partners who conduct the business of the KGaA. However, unlike a stock corporation, in which the supervisory board appoints the management board, the supervisory board of a KGaA has no influence on appointment of the managing body — the general partner. Likewise, the removal of the general partner from office is subject to very strict conditions. General partners may, but are not required to, purchase shares of the KGaA. General partners are personally liable for the liabilities of the KGaA in relations with third parties subject, in the case of corporate general partners, to applicable limits on liability of corporations generally.

Management and Oversight

The management structure of FMC-AG & Co. KGaA is illustrated as follows (percentage ownership amounts refer to ownership of the Company’s total share capital of all classes):

General Partner

Management AG, a stock corporation and a wholly owned subsidiary of Fresenius SE & Co. KGaA, is the sole general partner of FMC-AG & Co. KGaA and will conduct its business and represent it in external relations. Use of a stock corporation as the legal form of the general partner enables the Company to maintain a management structure substantially similar to FMC-AG’s management structure prior to the transformation into a KGaA. The internal corporate governance structure of the general partner is substantially similar to the prior structure at FMC-AG. In particular, the general partner has substantially the same provisions in its articles of association concerning the relationship between the general partner’s management board and the general partner’s supervisory board and, subject to applicable statutory law, substantially the same rules of procedure for its executive bodies. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €1.5 million.

The general partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the general partner will be compensated or reimbursed for all outlays in connection with conducting the business of the Company, including the remuneration of members of the general partner’s management board and supervisory board. See “The Articles of Association of FMC-AG & Co. KGaA — Organization of the Company” below and Item 7.B., “Major Shareholders and Related Party Transactions”. FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The general partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. AG & Co. KGaA. This payment of €60,000 per annum constitutes a guaranteed return on Fresenius SE’s investment in the share capital of Management AG. This payment is required for tax reasons, to avoid a constructive dividend by the general partner to Fresenius SE in the amount of reasonable compensation for undertaking liability for the obligations of Fresenius Medical Care AG & Co. KGaA. FMC AG & Co. KGaA will also reimburse the general partner for the remuneration paid to the members of its management board and its supervisory board.

The position of the general partner or partners in a KGaA is stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the general meeting and (iii) the independence of the general partner from the influence of the KGaA shareholders as a collective body (See “General Meeting”, below). Because Fresenius SE & Co. KGaA is the sole shareholder of Management AG, the general partner, Fresenius SE & Co. KGaA has the sole power to elect the supervisory board of Management AG which appoints the members of the management board of Management AG, who act on behalf of the general partner in the conduct of the company’s business and in relations with third parties.

The statutory provisions governing a partnership, including a KGaA, provide that the consent of the KGaA shareholders at a general meeting is required for transactions that are not in the ordinary course of business. However, as permitted by statute, the articles of association of FMC-AG & Co. KGaA permit such decisions to be made by Management AG as general partner without the consent of the FMC-AG & Co. KGaA shareholders. This negation of the statutory restrictions on the authority of Management AG as general partner is intended to replicate governance arrangements in FMC-AG, our corporate form prior to transformation of legal form, by retaining for the management board of the general partner the level of operating flexibility that the FMC-AG management board possessed prior to the transformation. Prior to the transformation of legal form, the shareholders of FMC-AG did not have any such veto right regarding determinations of its management board. This does not affect the general meeting’s right of approval with regard to measures of unusual significance, such as a spin-off of a substantial part of a company’s assets, as developed in German Federal Supreme Court decisions.

The general partner’s supervisory board appoints the members of the general partner’s management board and supervises and advises them in managing the Company. The general partner’s management board conducts the business activities of our Company in accordance with the rules of procedure adopted by the general partner’s supervisory board pursuant to the German Corporate Governance Code. The relationship between the Management AG supervisory board and the Management AG management board is substantially similar to the governance provisions at FMC-AG prior to the transformation. In particular, under the articles of association of Management AG, the same transactions are subject to the consent of the supervisory board of Management AG as previously required the consent of the supervisory board of FMC-AG. These transactions include, among others:

•	The acquisition, disposal and encumbrance of real property if the value or the amount to be secured exceeds a specified threshold (€5 million);

•	The acquisition, formation, disposal or encumbrance of an equity participation in other enterprises if the value of the transaction exceeds a specified threshold (€5 million);

•	The adoption of new or the abandonment of existing lines of business or establishments;

•	Conclusion, amendment and termination of affiliation agreements; and

•	Certain inter-company transactions.

Five of the six members of the supervisory board of FMC-AG & Co. KGaA are also members of the supervisory board of Management AG. The Company and Fresenius SE have entered into a pooling agreement requiring that at least one-third (and not less than two) members of the general partner’s supervisory board be “independent directors” — i.e., persons without a substantial business or professional relationship with the Company, Fresenius SE, or any affiliate of either, other than as a member of the supervisory board of the Company or the general partner. See Item 10.B, “Additional Information — Articles of Association — Description of the Pooling Arrangements.”

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

In recent history, there has been a trend towards selecting shareholder representatives for supervisory boards from a wider spectrum of candidates, including representatives from non-German companies, in an effort to introduce a broader range of experience and expertise and a larger degree of independence. German regulations also have several rules applicable to supervisory board members which are designed to ensure that the supervisory board members as a group possess the knowledge, ability and expert experience to properly complete their tasks as well as to ensure a certain degree of independence of the board’s members. In addition to prohibiting members of the management board from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

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

KGaA shareholders exercise influence in the general meeting through their voting rights but, in contrast to a stock corporation, the general partner of a KGaA has a de facto veto right with regard to material resolutions. The members of the supervisory board of a KGaA are elected by the general meeting as in a stock corporation. Although Fresenius SE & Co. KGaA, as sole shareholder of the general partner of the Company is not entitled to vote its shares in the election of the supervisory board of FMC-AG & Co. KGaA, Fresenius SE & Co. KGaA retains a degree of influence on the composition of the supervisory board of FMC-AG & Co. KGaA due to the overlapping membership on the FMC-AG & Co. KGaA supervisory board and the Management AG supervisory board (see “The Supervisory Board”, above).

Under German law, resolutions may be adopted by the vote of a majority of the shares present at the meeting. Therefore, based on Fresenius SE’s ownership of approximately 35.7% of the Company’s voting ordinary shares, as long as less than approximately 72.0% of the Company’s ordinary shares (including the ordinary shares held by Fresenius SE) are present at a meeting, Fresenius SE & Co. KGaA will continue to possess a controlling vote on most matters presented to the shareholders, other than election of the supervisory board and the matters subject to a ban on voting as set forth below, at least until the Company would issue additional ordinary shares in a capital increase in which Fresenius SE would not participate.

Fresenius SE & Co. KGaA is subject to various bans on voting at general meetings due to its ownership of the shares of the general partner. Fresenius SE & Co. KGaA is banned from voting on resolutions concerning the election to and removal from office of the FMC-AG & Co. KGaA supervisory board, ratification or discharge of the actions of the general partner and members of the supervisory board, the appointment of special auditors, the assertion of claims for damages against members of the executive bodies, the waiver of claims for damages, and the selection of auditors of the annual financial statements.

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

Under the articles of association, possession of the power to control management of the Company through ownership of the general partner is conditioned upon ownership of a specific minimum portion of the Company’s share capital. Under German law, Fresenius SE & Co. KGaA could significantly reduce its holdings in the Company’s share capital while at the same time retaining its de facto control over the Company’s management through its ownership of the shares of the general partner. Under the Company’s prior legal form as a stock corporation, a shareholder had to hold more than 50% of the Company’s voting ordinary shares to exercise a controlling influence. If half the Company’s total share capital had been issued as preference shares (the maximum permissible by law), such controlling interest would represent more than 25% of the Company’s total share capital. This minimum threshold for control of more than 25% of the total share capital of a stock corporation is the basis for a provision in the articles of association of FMC-AG & Co. KGaA requiring that a parent company within the group shall hold an interest of more than 25% of the share capital of FMC-AG & Co. KGaA. As a result, the general partner will be required to withdraw from FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company’s share capital. The effect of this provision is that the parent company within the group may not reduce its capital participation in FMC-AG & Co. KGaA below such amount without causing the withdrawal of the general partner. The articles of association also permit a transfer of all shares in the general partner to the Company, which would have the same effect as withdrawal of the general partner.

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

In the event that the general partner withdraws from FMC-AG & Co. KGaA as described above or for other reasons, the articles of association provide for continuation of the Company as a so-called “unified KGaA” (Einheits-KGaA), i.e., a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. Upon the coming into existence of a “unified KGaA”, the shareholders of FMC-AG & Co. KGaA would effectively be restored to the status as shareholders in a stock corporation, since the control over the general partner would be exercised by FMC-AG & Co. KGaA’s supervisory board pursuant to the articles of association. If the KGaA is continued as a “unified KGaA,” an extraordinary or the next ordinary general meeting would vote on a change in the legal form of the partnership limited by shares into a stock corporation. In such a case, the change of legal form back to the stock corporation would be facilitated by provisions of the articles of association requiring only a simple majority vote and that the general partner consent to the transformation of legal form.

The articles of association provide that to the extent legally required, the general partner must declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.

The articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a qualified 75% majority and with the consent of the general partner. Therefore, neither group (i.e., the KGaA shareholders and the general partner(s)) can unilaterally amend the articles of association without the consent of the other group. Fresenius SE & Co. KGaA will, however, continue to be able to exert significant influence over amendments to the articles of association of FMC-AG & Co. KGaA through its ownership of a significant percentage of the Company’s ordinary shares after the transformation, since such amendments require a 75% vote of the shares present at the meeting rather than three quarters of the outstanding shares.

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

Comparison with U.S. and NYSE Governance Standards and Practices

The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, we are exempt from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code (the “Code”) issued by the German Federal Ministry of Justice. The most recent version of the Code is dated May 26, 2010. While the Code’s governance rules applicable to German corporations are not legally binding, companies failing to comply with the Code’s recommendations must disclose publicly how and for what reason their practices differ from those recommended by the Code. A convenience translation of our most recent annual “Declaration of Compliance” under the Code, will be posted on our web site, www.fmc-ag.com on the Investor Relations page under “Corporate Governance/Declaration of Compliance” together with our declarations for prior years. Some of the Code’s recommendations address the independence and qualifications of supervisory board members. Specifically, the Corporate Governance Code recommends that the supervisory board should specify concrete objectives regarding its composition which -inter alia- shall also take into account potential conflicts of interest. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board and that, generally, the supervisory board of a stock corporation should have an adequate number of independent members. Our general partner’s supervisory board includes three members who serve on our Audit and Governance Committee and are independent under SEC Rule 10A-3 and NYSE Rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively), and our pooling agreement requires that at least one-third (but not less than two) members of the general partner’s supervisory board be “independent” within the meaning of that agreement. See Item 6A, “Directors, Senior Management and Employees — Directors and Senior Management — the General Partner’s Supervisory Board” and Item 10B, “Additional Information — Description of the Pooling Arrangements:” The Supervisory Board must be composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks. The only recommendations with which we do not currently comply are the requirement to agree severance payment caps with specified limits in contracts with the members of the Management Board, the imposition or specification of age limits for service on the Supervisory Board and the Management Board, payment of performance related compensation (including components based on the enterprise’s long-term performance) to members of the Supervisory Board and specification of concrete objectives in terms of composition of the Supervisory Board, which shall be published and taken into account in recommendations made by the Supervisory Board to the competent election bodies. The employment contracts with the members of the Management Board of Management AG do not contain severance payment arrangements for the case of premature termination of the contract without serious cause and we believe that the agreement of such severance payment caps would be contrary to our concept, according to which, in line with the German Stock Corporation Act, employment contracts are generally concluded for the period of their appointment and hence, premature termination in principle requires a serious cause. We further believe that the composition of the Supervisory Board needs to be aligned to the enterprise’s interest and has to ensure the effective supervision and consultation of the Management Board. Hence, in composing the Supervisory Board, knowledge, skills and expert experience of each individual are of precedence. In contrast, fixed diversity quotas and age limits would generally limit the selection of qualified candidates. Furthermore, we currently pay only fixed compensation to the members of the Supervisory Board; however, the possible introduction of performance-related compensation to the members of the Supervisory Board, linked to the success of the Company, is still under review. The Corporate Governance Code furthermore includes the suggestion that supervisory board members meet without any representatives of the management board attending, whenever necessary, a practice followed by our supervisory board when appropriate. Deviations from this recommendation are, however, not required to be disclosed publicly.

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

For information regarding the members of our Audit and Corporate Governance Committee as well as the functions of the Audit and Corporate Governance Committee, the Joint Committee, the Nominating Committee, our general partner’s Regulatory and Reimbursement Assessment Committee and our general partner’s Human Resources Committee, see Item 6.C, “Directors, Senior Management and Employees — Board Practices.”

PART III

Item 17.	Financial Statements

Not applicable. See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The information called for by this item commences on Page F-1.

Item 19.	Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the “Registrant”) is filing the following exhibits

1.1 Articles of Association (Satzung) of the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of August 2010, filed August 3, 2010).

2.1 Amended and Restated Deposit Agreement dated as of February 26, 2007 between The Bank of New York (now The Bank of New York Mellon) and the Registrant relating to Ordinary Share ADSs (incorporated by reference to Exhibit 1 to the Registrant’s Registration Statement on Form F-6, Registration No. 333-140664, filed February 13, 2007).

2.2 Amended and Restated Deposit Agreement dated as of February 26, 2007 between The Bank of New York (now The Bank of New York Mellon) and the Registrant to Preference Share ADSs (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, Registration No. 333-140730, filed February 15, 2007).

2.3 Pooling Agreement dated February 13, 2006 by and between Fresenius AG, Fresenius Medical Care Management AG and the individuals acting from time to time as Independent Directors. (incorporated by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).

2.4 Declaration of Trust of Fresenius Medical Care Capital Trust IV dated February 12, 1998 (incorporated by reference to Exhibit 4.41 to the Registration Statement on Form F-4 of Fresenius Medical Care AG (“FMC-AG”) et al, Registration No. 333-66558, filed August 2, 2001,).

2.5 First Amendment to Declaration of Trust of Fresenius Medical Care Capital Trust IV dated June 5, 2001 (incorporated by reference to Exhibit No. 4.42 to the Registration Statement on Form F-4 of FMC — AG et al, Registration No. 333-66558, filed August 2, 2001).

2.6 Declaration of Trust of Fresenius Medical Care Capital Trust V dated June 1, 2001 (incorporated by reference to Exhibit 4.43 to the Registration Statement on Form F-4 of FMC-AG et al, Registration No. 333-66558, filed August 2, 2001).

2.8 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust IV dated as of June 6, 2001 (incorporated by reference to Exhibit 4.44 to the Registration Statement on Form F-4 of FMC- AG et al, Registration No. 333-66558, filed August 2, 2001).

2.9 Amended and Restated Declaration of Trust of Fresenius Medical Care Capital Trust V dated as of June 15, 2000 (incorporated by reference to Exhibit 4.45 to the Registration Statement on Form F-4 of FMC-AG et al, Registration No. 333-66558, filed August 2, 2001).

2.10 Senior Subordinated Indenture (U.S. Dollar denominated) dated as of June 6, 2001 among FMC-AG, FMC Trust Finance S.à.r.l. Luxembourg-III, State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (incorporated by reference to Exhibit 4.47 to the Registration Statement on Form F-4 of FMC- AG et al, Registration No. 333-66558, filed August 2, 2001).

2.11 First Supplemental Indenture dated as of December 23, 2004 among FMC-AG, FMC Trust Finance S.à.r.l Luxembourg-III, US Bank, National Association, successor to State Street Bank and Trust Company, as Trustee, and the Subsidiary Guarantors named therein (incorporated by reference to Exhibit 2.28 to the Annual Report on Form 20-F of FMC-AG for the year ended December 31, 2004, filed March 1, 2005).

2.12 Guarantee Agreement dated as of June 6, 2001 between FMC-AG and State Street Bank and Trust Company, as Trustee, with respect to Fresenius Medical Care Capital Trust IV (incorporated by reference to Exhibit No. 4.48 to the Registration Statement on Form F-4 of FMC-AG et al, Registration No. 333-66558, filed August 2, 2001).

2.13 Guarantee Agreement dated as of June 15, 2001 between FMC-AG and State Street Bank and Trust Company, as Trustee, with respect to Fresenius Medical Care Capital Trust V (incorporated by reference to Exhibit 4.49 to the Registration Statement on Form F-4 of FMC-AG et al, Registration No. 333-66558, filed August 2, 2001).

2.14 Agreement as to Expenses and Liabilities dated as of June 6, 2001 between FMC-AG and Fresenius Medical Care Capital Trust IV (incorporated by reference to Exhibit 4.50 to the Registration Statement on Form F-4 of FMC-AG et al, Registration No. 333-66558, filed August 2, 2001).

2.15 Agreement as to Expenses and Liabilities dated as of June 15, 2001 between FMC-AG and Fresenius Medical Care Capital Trust V (incorporated by reference to Exhibit 4.51 to the Registration Statement on Form F-4 of FMC-AG et al, Registration No. 333-66558, filed August 2, 2001).

2.16 Indenture (Euro denominated) dated as of July 2, 2007 by and among FMC Finance III S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 6 7/8% Senior Notes due 2017 of FMC Finance III S.A. (incorporated by reference to Exhibit 4.3 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished August 2, 2007).

2.17 Form of Note Guarantee for 6 7/8% Senior Notes due 2017 (Included in Exhibit 2.16) (incorporated by reference to Exhibit 4.3 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished August 2, 2007).

2.18 Indenture (Euro denominated) dated as of January 20, 2010 by and among FMC Finance VI S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 5.50% Senior Notes due 2016 of FMC Finance VI S.A. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of May 2010, furnished May 5, 2010).

2.19 Form of Note Guarantee for 5.50% Senior Notes due 2016 (Included in Exhibit 2.18) (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of May 2010, furnished May 5, 2010).

2.20 Indenture (Euro denominated) dated as of February 2, 2011 by and among FMC Finance VII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 5.25% Senior Notes due 2021 of FMC Finance VII S.A. (filed herewith).

2.21 Form of Note Guarantee for 5.25% Senior Notes due 2021 (included in Exhibit 2.20) (filed herewith).

2.22 Indenture (Dollar denominated) dated as of February 2, 2011 by and among Fresenius Medical Care US Finance, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 5.75% Senior Notes due 2021 of Fresenius Medical Care US Finance, Inc. (filed herewith).

2.23 Form of Note Guarantee for 5.75% Senior Notes due 2021 (included in Exhibit 2.22) (filed herewith).

2.24 Bank Credit Agreement dated as of March 31, 2006 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)

2.25 Term Loan Credit Agreement dated as of March 31, 2006 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.2 to the Registrant’s Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)

2.26 Amendment No. 1 dated as of June 26, 2007 to Bank Credit Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished August 2, 2007).

2.27 Amendment No. 1 dated as of June 26, 2007 to Term Loan Credit (incorporated by reference to Exhibit 4.2 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished on August 2, 2007).

2.28 Amendment No. 2 dated as of January 31, 2008 to Bank Credit Agreement (incorporated by reference to Exhibit 2.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, filed February 20, 2009).

2.29 Amendment No. 2 dated as of January 31, 2008 to Term Loan Credit Agreement (incorporated by reference to Exhibit 2.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, filed February 20, 2009).

2.30 Amendment No. 3 dated as of September 29, 2010 to Bank Credit Agreement and Term Loan Credit Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K for the month of November 2010, furnished November 3, 2010).(2)

2.31 Amendment No. 4 dated as of January 14, 2011 to Bank Credit Agreement and Term Loan Credit Agreement (filed herewith).

2.32 Fifth Amended and Restated Transfer and Administration Agreement dated as of November 17, 2009 by and among NMC Funding Corporation, as Transferor, National Medical Care, Inc., as initial collection agent, Paradigm Funding LLC, and other Conduit Investors party thereto, the financial institutions party thereto, The Bank of Nova Scotia, Barclays Bank PLC, Bayerische Landesbank, New York Branch, Calyon New York Branch and Royal Bank of Canada, as administrative agents, and WestLB AG, New York Branch, as Administrative Agent and as Agent (incorporated by reference to Exhibit 2.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, filed February 24, 2010).

2.33 Amendment No. 1 dated as of June 16, 2010 to Fifth Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of November 2010, furnished November 3, 2010).

2.34 Amendment No. 2 dated as of September 28, 2010 to Fifth Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of November 2010, furnished November 3, 2010).

2.35 Amended and Restated Receivables Purchase Agreement dated October 16, 2008 between National Medical Care, Inc. and NMC Funding Corporation (incorporated by reference to Exhibit 10.1 to the Registrant’s Amended Report on Form 6-K/A for the month of August 2009, furnished December 16, 2010).(1)

2.36 Amendment No. 1 dated November 17, 2009 to Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 2.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, filed February 24, 2010).

2.37 Amendment No. 2 dated June 16, 2010 to Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of November 2010, furnished November 3, 2010).

4.1 Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

4.2 Distribution Agreement dated as of February 4, 1996 by and among W.R. Grace & Co., W.R., Grace & Co. — Conn. and Fresenius AG (incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

4.3 Contribution Agreement dated as of February 4, 1996 by and among Fresenius AG, Sterilpharma GmbH and W.R. Grace & Co. — Conn. (incorporated by reference to Appendix E to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).

4.4 Renewed Post-Closing Covenants Agreement effective January 1, 2007 between Fresenius AG and Registrant (incorporated by reference to Exhibit 4.4 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed February 26, 2007).

4.5 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 18, 1996).

4.6 Amendment for Lease Agreement for Office Buildings dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.5 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed February 26, 2007).

4.7 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 10.4.1 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 16, 1996).

4.8 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.6 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed on February 26, 2007).

4.9 Schweinfurt facility rental agreement between Fresenius Immobilien-Verwaltungs-GmbH & Co, Objekt Schweinfurt KG, as Lessor, and Fresenius Medical Care Deutschland GmbH, as Lessee, dated February 6, 2008 and effective October 1, 2007, supplementing the Principal Lease dated December 18, 2006 (incorporated by reference to Exhibit 10.1 to the Report of Form 6-K for the month of April 2008, furnished April 30, 2008).

4.10 Lease Agreement for Manufacturing Facilities dated September, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 10.4.2 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 16, 1996).

4.11 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.7 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.12 Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Ober-Erlenbach) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 18, 1996).

4.13 Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Ober-Erlenbach) (incorporated by reference to Exhibit 4.8 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).

4.14 Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.8 to FMC-AG’s Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).

4.15 Technology License Agreement (Biofine) dated September 27, 1996 by and between Fresenius AG and FMC-AG (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 16, 1996).

4.16 Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 16, 1996).

4.17 Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.) (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F of FMC-AG for the year ended December 31, 1996, filed April 7, 1997).

4.18 Amendment for Lease Agreement for Office Buildings dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.) (incorporated by reference to Exhibit 4.12 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed on February 26, 2007).

4.19 FMC — AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998 (incorporated by reference to Exhibit 4.8 to the Report on Form 6-K of FMC-AG for the month of May 1998, furnished May 14, 1998).

4.20 FMC-AG Stock Option Plan of June 10, 1998 (for non-North American employees) (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F of FMC-AG, for the year ended December 31, 1998, filed March 24, 1999).

4.21 Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 of FMC-AG et al, Registration No. 333-66558, filed August 2, 2001).

4.22 Stock Option Plan 2006 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.2 to the Registrant’s Amended Report on Form 6-K/A for the month of August 2006, furnished August 11, 2006).

4.23 Sourcing and Supply Agreement dated effective October 1, 2006 by and among Amgen, Inc., Amgen USA, Inc., and Fresenius Medical Care Holdings, Inc. (incorporated by reference to Exhibit 4.18 to the Registrant’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed on February 26, 2007).(1)

4.24 Amendment No. 1 to Sourcing and Supply Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished August 2, 2007).(1)

4.25 Amendment No. 2 to Sourcing and Supply Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished August 2, 2007).(1)

4.26 Amendment No. 3 to Sourcing and Supply agreement (incorporated by reference to Exhibit 10.4 the Registrant’s Report on Form 6-K for the month of August 2007, furnished August 2, 2007).(1)

4.27 Amendment No. 4 to Sourcing and Supply Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished August 2, 2007).(1)

4.28 Settlement Agreement dated as of February 6, 2003 by and among FMC-AG, Fresenius Medical Care Holdings, National Medical Care, Inc., the Official Committee of Asbestos Personal Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002, filed March 17, 2002).

4.29 Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as Borrowers and Fresenius AG as Lender (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)

4.30 Allonge dated September 29, 2010 to Amended and Restated Subordinated Loan Note dated as of March 31, 2006 (incorporated by reference to Exhibit 10.5 to the Registrant’s Report on Form 6-K for the month of November 2010, furnished November 3, 2010).(2)

4.31 Agreement Containing Consent Orders, United States of America before Federal Trade Commission, In the Matter of Fresenius AG, File No. 051-0154 (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of May 2006, furnished May 17, 2006).

4.32 Decision and Order, United States of America before Federal Trade Commission, In the Matter of Fresenius AG (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of May 2006, furnished May 17, 2006).

4.33 License, Distribution, Manufacturing and Supply Agreement dated June 2008 by and between Luitpold Pharmaceuticals, Inc., American Regent, Inc., and Fresenius USA Manufacturing, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Form 6-K for the month of November 2008, furnished November 5, 2008).(1)

4.34 First Amendment dated September 13, 2008 to the License, Distribution, Manufacturing and Supply Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Form 6-K for the month of November 2008, furnished November 5, 2008). (1)

8.1 List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational Structure.”

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

14.1 Consent of KPMG, independent registered public accounting firm (filed herewith).

(1)	Confidential treatment has been granted as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

(2)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and file separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 23, 2011

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

As of December 31, 2010, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2010.

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

The Company’s internal control over financial reporting as of December 31, 2010 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 23, 2011
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
General Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fresenius Medical Care’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Frankfurt am Main, Germany

February 23, 2011

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the internal control over financial reporting of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care’s management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 23, 2011 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 23, 2011

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2010	2009	2008

Net revenue:
Dialysis Care	$9,070,546	$8,350,233	$7,737,498
Dialysis Products	2,982,944	2,897,244	2,874,825

	12,053,490	11,247,477	10,612,323
Costs of revenue:
Dialysis Care	6,345,135	5,945,724	5,547,615
Dialysis Products	1,563,634	1,470,241	1,435,860

	7,908,769	7,415,965	6,983,475

Gross profit	4,144,721	3,831,512	3,628,848
Operating expenses:
Selling, general and administrative	2,124,384	1,982,106	1,876,177
Research and development	96,532	93,810	80,239

Operating income	1,923,805	1,755,596	1,672,432
Other (income) expense:
Interest income	(25,409)	(21,397)	(24,811)
Interest expense	305,473	321,360	361,553

Income before income taxes	1,643,741	1,455,633	1,335,690
Income tax expense	578,345	490,413	475,702

Net income	1,065,396	965,220	859,988
Less: Net income attributable to Noncontrolling interests	86,879	74,082	42,381

Net income attributable to FMC-AG & Co. KGaA	$978,517	$891,138	$817,607

Basic income per ordinary share	$3.25	$2.99	$2.75

Fully diluted income per ordinary share	$3.24	$2.99	$2.74

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
For the years ended December 31,
(in thousands, except share data)

	2010	2009	2008

Net Income	$1,065,396	$965,220	$859,988

(Loss) gain related to cash flow hedges	(8,109)	30,082	(108,240)
Actuarial (loss) gain on defined benefit pension plans	(35,654)	9,708	(28,551)
(Loss) gain related to foreign currency translation	(110,888)	82,545	(170,748)
Income tax benefit (expense) related to components of other comprehensive income	12,821	(18,971)	55,692

Other comprehensive (loss) income, net of tax	(141,830)	103,364	(251,847)

Total comprehensive income	$923,566	$1,068,584	$608,141
Comprehensive income attributable to Noncontrolling interests	89,370	75,886	42,696

Comprehensive income attributable to FMC-AG & Co. KGaA	$834,196	$992,698	$565,445

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,	December 31,
	2010	2009

Assets
Current assets:
Cash and cash equivalents	$522,870	$301,225
Trade accounts receivable less allowance for doubtful accounts of $277,139 in 2010 and $266,449 in 2009	2,573,258	2,285,909
Accounts receivable from related parties	113,976	272,886
Inventories	809,097	821,654
Prepaid expenses and other current assets	783,231	729,306
Deferred taxes	350,162	316,820

Total current assets	5,152,594	4,727,800

Property, plant and equipment, net	2,527,292	2,419,570
Intangible assets	692,544	859,195
Goodwill	8,140,468	7,511,434
Deferred taxes	93,168	64,749
Investment in equity method investees	250,373	5,795
Other assets	238,222	232,772

Total assets	$17,094,661	$15,821,315

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$420,637	$362,407
Accounts payable to related parties	121,887	277,429
Accrued expenses and other current liabilities	1,537,423	1,335,553
Short-term borrowings and other financial liabilities	670,671	316,344
Short-term borrowings from related parties	9,683	10,440
Current portion of long-term debt and capital lease obligations	263,982	157,634
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries — current portion	625,549	—
Income tax payable	117,542	116,978
Deferred taxes	22,349	32,930

Total current liabilities	3,789,723	2,609,715

Long-term debt and capital lease obligations, less current portion	4,309,676	4,427,921
Other liabilities	294,015	307,112
Pension liabilities	190,150	147,327
Income tax payable	200,581	215,921
Deferred taxes	506,896	427,530
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	—	656,096

Total liabilities	9,291,041	8,791,622
Noncontrolling interests subject to put provisions	279,709	231,303
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,957,168 issued and outstanding	4,440	4,343
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 298,279,001 issued and outstanding	369,002	365,672
Additional paid-in capital	3,339,781	3,243,466
Retained earnings	3,858,080	3,111,530
Accumulated other comprehensive (loss) income	(194,045)	(49,724)

Total FMC-AG & Co. KGaA shareholders’ equity	7,377,258	6,675,287

Noncontrolling interests not subject to put provisions	146,653	123,103
Total equity	7,523,911	6,798,390

Total liabilities and equity	$17,094,661	$15,821,315

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2010	2009	2008

Operating Activities:
Net income	$1,065,396	$965,220	859,988
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	503,224	457,085	415,671
Change in deferred taxes, net	14,687	22,002	133,047
Gain on sale of investments	(5,888)	(1,250)	(24,049)
(Gain) loss on sale of fixed assets	(628)	1,308	2,985
Compensation expense related to stock options	27,981	33,746	31,879
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(300,274)	(41,994)	(241,967)
Inventories	18,326	(88,933)	(94,112)
Prepaid expenses, other current and non-current assets	(60,305)	(147,105)	(84,089)
Accounts receivable from related parties	125,962	(144,224)	(32,747)
Accounts payable to related parties	(135,001)	138,506	64,999
Accounts payable, accrued expenses and other current and non-current liabilities	124,279	71,092	(17,040)
Income tax payable	(9,634)	73,164	1,833

Net cash provided by operating activities	1,368,125	1,338,617	1,016,398

Investing Activities:
Purchases of property, plant and equipment	(523,629)	(573,606)	(687,356)
Proceeds from sale of property, plant and equipment	16,108	11,730	13,846
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	(764,338)	(188,113)	(276,473)
Proceeds from divestitures	146,835	51,965	58,582

Net cash (used in) investing activities	(1,125,024)	(698,024)	(891,401)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	281,022	107,192	176,104
Repayments of short-term borrowings and other financial liabilities	(258,561)	(169,175)	(183,210)
Proceeds from short-term borrowings from related parties	—	18,830	168,641
Repayments of short-term borrowings from related parties	—	(118,422)	(169,573)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $31,458 in 2010)	947,346	709,540	458,951
Repayments of long-term debt and capital lease obligations	(1,072,941)	(566,241)	(135,492)
Redemption of trust preferred securities	—	—	(678,379)
Increase (decrease) of accounts receivable securitization program	296,000	(325,000)	454,000
Proceeds from exercise of stock options	109,518	72,394	43,887
Dividends paid	(231,967)	(231,940)	(252,395)
Distributions to Noncontrolling interests	(111,550)	(68,004)	(38,592)
Contributions from Noncontrolling interests	26,416	12,699	—

Net cash (used in) financing activities	(14,717)	(558,127)	(156,058)

Effect of exchange rate changes on cash and cash equivalents	(6,739)	(2,825)	7,955

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	221,645	79,641	(23,106)
Cash and cash equivalents at beginning of period	301,225	221,584	244,690

Cash and cash equivalents at end of period	$522,870	$301,225	221,584

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the years ended December 31, 2010, 2009 and 2008
(in thousands, except share data)

								Total
							Accumulated	FMC-AG &	Noncontrolling
	Preference Shares		Ordinary Shares		Additional		Other	Co. KGaA	interests not
	Number of	No par	Number of	No par	paid in	Retained	comprehensive	shareholders’	subject to put	Total
	shares	value	shares	value	capital	earnings	income (loss)	equity	provisions	Equity

Balance at December 31, 2007	3,778,087	$4,191	292,786,583	$361,384	$3,140,073	$1,887,120	$100,878	$5,493,646	$73,258	$5,566,904
Proceeds from exercise of options and related tax effects	32,453	49	1,145,453	1,692	40,395	—	—	42,136	—	42,136
Compensation expense related to stock options	—	—	—	—	31,879	—	—	31,879	—	31,879
Dividends paid	—	—	—	—	—	(252,395)	—	(252,395)	(24,098)	(276,493)
Purchase/ sale of Noncontrolling interests	—	—	—	—	—	—	—	—	21,852	21,852
Contributions from Noncontrolling interests	—	—	—	—	—	—	—	—	4,105	4,105
Changes in fair value of Noncontrolling interests subject to put provisions	—	—	—	—	(24,258)	—	—	(24,258)	—	(24,258)
Net income	—	—	—	—	—	817,607	—	817,607	28,735	846,342
Other comprehensive income (loss)	—	—	—	—	—	—	(252,162)	(252,162)	315	(251,847)

Comprehensive income	—	—	—	—	—	—	—	565,445	29,050	594,495

Balance at December 31, 2008	3,810,540	$4,240	293,932,036	$363,076	$3,188,089	$2,452,332	$(151,284)	$5,856,453	$104,167	$5,960,620

Proceeds from exercise of options and related tax effects	73,788	103	1,814,599	2,596	64,585	—	—	67,284	—	67,284
Compensation expense related to stock options	—	—	—	—	33,746	—	—	33,746	—	33,746
Dividends paid	—	—	—	—	—	(231,940)	—	(231,940)	(44,569)	(276,509)
Purchase/ sale of Noncontrolling interests	—	—	—	—	(3,138)	—	—	(3,138)	12,929	9,791
Contributions from Noncontrolling interests	—	—	—	—	—	—	—	—	3,285	3,285
Changes in fair value of Noncontrolling interests subject to put provisions	—	—	—	—	(39,816)	—	—	(39,816)	—	(39,816)
Net income	—	—	—	—	—	891,138	—	891,138	45,487	936,625
Other comprehensive income (loss)	—	—	—	—	—	—	101,560	101,560	1,804	103,364

Comprehensive income	—	—	—	—	—	—	—	992,698	47,291	1,039,989

Balance at December 31, 2009	3,884,328	$4,343	295,746,635	$365,672	$3,243,466	$3,111,530	$(49,724)	$6,675,287	$123,103	$6,798,390

Proceeds from exercise of options and related tax effects	72,840	97	2,532,366	3,330	98,819	—	—	102,246	—	102,246
Compensation expense related to stock options	—	—	—	—	27,981	—	—	27,981	—	27,981
Dividends paid	—	—	—	—	—	(231,967)	—	(231,967)	(58,617)	(290,584)
Purchase/ sale of Noncontrolling interests	—	—	—	—	(6,263)	—	—	(6,263)	17,295	11,032
Contributions from Noncontrolling interests	—	—	—	—	—	—	—	—	4,392	4,392
Changes in fair value of Noncontrolling interests subject to put provisions	—	—	—	—	(24,222)	—	—	(24,222)	—	(24,222)
Net income	—	—	—	—	—	978,517	—	978,517	58,040	1,036,557
Other comprehensive income (loss)	—	—	—	—	—	—	(144,321)	(144,321)	2,440	(141,881)

Comprehensive income	—	—	—	—	—	—	—	834,196	60,480	894,676

Balance at December 31, 2010	3,957,168	$4,440	298,279,001	$369,002	$3,339,781	$3,858,080	$(194,045)	$7,377,258	$146,653	$7,523,911

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.	The Company, Basis of Presentation, Healthcare Reform and Summary of Significant Accounting Policies

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

Income tax expense in the amount of $13,440 for the year ended December 31, 2008 in the prior year’s comparative consolidated financial statements has been reclassified to income attributable to noncontrolling interests to conform with the current year’s presentation.

The Company has reclassified and revalued noncontrolling interests subject to put provisions in the Consolidated Balance Sheets. As a result, at December 31, 2009, 2008, and 2007, the Company reclassified $85,658, $56,337, and $32,556 respectively, from “Noncontrolling interests” and $145,645, $105,829, and $81,571 respectively, from “Additional paid in capital” to “Noncontrolling interests subject to put provisions.” The Company has also renamed the remaining balance of “Noncontrolling interests” as “Noncontrolling interests not subject to put provisions.” The Consolidated Statement of Shareholders’ Equity has been adjusted accordingly. There is no impact on the Consolidated Statements of Income.

Certain other items in the prior year’s comparative consolidated financial statements have been reclassified to conform to the current year’s presentation.

United States Healthcare Reform

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “ACA”). ACA will implement broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact the Company’s product business earnings and cash flows. The Company expects modest favorable impact from ACA’s integrated care and commercial insurance consumer protection provisions.

Summary of Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include all companies in which the Company has legal or effective control. In addition, the Company consolidates variable interest entities (“VIEs”) for which it is deemed the primary beneficiary. In accordance with current accounting principles, the Company also consolidates certain clinics that it manages and financially controls. The equity method of accounting is used for investments in associated companies (20% to 50% owned). Noncontrolling interests represent the proportionate equity interests of owners in the

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Company’s consolidated entities that are not wholly owned. All significant intercompany transactions and balances have been eliminated.

The Company entered into various arrangements with certain dialysis clinics and a dialysis product distributor to provide management services, financing and product supply. The dialysis clinics and the dialysis product distributor have either negative equity or are unable to provide their own funding and operations. Therefore, the Company has agreed to fund their operations through loans. The compensation for the funding can carry interest, exclusive product supply agreements or the Company is entitled to a pro rata share of profits, if any, and has a right of first refusal in the event the owners sell the business or assets. These clinics and the dialysis product distributor are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated. They generated approximately $132,697, $112,573 and $111,854 in revenue in 2010, 2009, and 2008, respectively. The Company provided funding to these VIEs through loans and accounts receivable of $110,600 and $42,300 in 2010 and 2009, respectively. The table below shows the carrying amounts of the assets and liabilities of these VIEs at December 31, 2010 and 2009:

	2010	2009

Trade accounts receivable, net	$60,070	$50,730
Other current assets	26,981	20,029
Property, plant and equipment, intangible assets & other non-current assets	29,597	13,841
Goodwill	56,883	21,606
Accounts payable, accrued expenses and other liabilities	(105,662)	(42,931)
Non-current loans to related parties	(12,998)	(17,016)
Equity	(54,870)	(46,258)

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

e) Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 5). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 12 years and 3 to 15 years for machinery and equipment with a weighted average life of 10 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment. The Company capitalizes interest on borrowed funds during

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

construction periods. Interest capitalized during 2010, 2009, and 2008 was $5,918, $10,395 and $8,723, respectively.

f) Intangible Assets and Goodwill

Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, trade names, management contracts, application software, acute care agreements, lease agreements, and licenses acquired in an acquisition method business combination are recognized and reported apart from goodwill (see Note 6).

Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their average useful life of 8 years. Technology is amortized over its useful life of 15 years. Licenses to manufacture, distribute and sell pharmaceutical drugs are amortized over their average useful life of 13 years. All other intangible assets are amortized over their weighted average useful lives of 6 years. The average useful life of all amortizable intangible assets is 11 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

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

In a first step, the Company compares the fair value of a reporting unit to its carrying amount. Fair value is determined using estimated future cash flows for the unit discounted by an after-tax weighted average cost of capital (“WACC”) specific to that reporting unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a corresponding growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company’s business which, due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services, has been largely independent of the economic cycle. The reporting units’ respective expected growth rates for the period beyond ten years are: Renal Therapy Group 1%, Fresenius Medical Services 1%, Europe 0%, Latin America 4%, and Asia Pacific 4%. The discount factor is determined by the WACC of the respective reporting unit. The Company’s WACC consists of a basic rate of 6.38% for 2010. The basic rate is then adjusted by a country-specific risk rate within each reporting unit. In 2010, WACCs for the reporting units ranged from 6.38% to 13.56%.

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

g) Derivative Financial Instruments

Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see Note 19). Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlyings are recognized periodically in earnings. The effective portion of changes in fair value of cash flow hedges is recognized

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

in accumulated other comprehensive income (loss) in shareholders’ equity. The ineffective portion of cash flow hedges is recognized in current net earnings. The change in fair value of derivatives that do not qualify for hedge accounting are recorded in the income statement and usually offset the changes in value recorded in the income statement for the underlying asset or liability.

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

A minor portion of International Segment product revenues is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. In this type of contract, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables. In certain other contracts of this type, the contract is structured as a sales type lease whereby ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for sales type leases.

Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction (e.g. sales tax) is excluded from revenues and the related revenue is reported on a net basis.

j) Research and Development expenses

Research and development expenses are expensed as incurred.

k) Income Taxes

The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as on consolidation procedures affecting net income and tax loss carryforwards which are more likely than not to be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The recognition of deferred tax assets from net operating losses and their utilization is based on the budget planning of the Company and implemented tax strategies. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 16).

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

For the Company’s policy related to goodwill impairment, see 1f) above.

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

Approximately 32%, 33% and 35% of the Company’s worldwide revenues were earned and subject to regulations under Medicare and Medicaid, governmental health care programs administered by the United States government in 2010, 2009, and 2008, respectively.

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

r) Earnings per Ordinary share and Preference share

Basic earnings per ordinary share and basic earnings per preference share for all years presented have been calculated using the two-class method based upon the weighted average number of ordinary and preference shares outstanding. Basic earnings per share is computed by dividing net income less preference amounts by the weighted average number of ordinary shares and preference shares outstanding during the year. Basic earnings per preference share is derived by adding the preference per preference share to the basic earnings per share. Diluted earnings per share include the effect of all potentially dilutive instruments on ordinary shares and preference shares that would have been outstanding during the year.

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

t) Recent Pronouncements

Recently Implemented Accounting Statements

In July 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-20 (“ASU 2010-20”), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. ASU 2010-20 is an update of Accounting Standards Codification Topic 310, Receivables. This update requires enhanced disclosures on a disaggregated basis about:

•	The nature of the credit risk inherent in the portfolio of financing receivables,

•	How that risk is analyzed and assessed in arriving at the allowance for credit losses and

•	The changes and reasons for those changes in the allowance for credit losses.

The disclosures required under ASU 2010-20 as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. Disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company adopted the provisions of ASU 2010-20 as of December 31, 2010.

In June 2009, the FASB issued Accounting Standards Update 2009-17 (“ASU 2009-17”) (originally issued as FASB Statement No. 167), ASC 810, Consolidations- Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 requires reporting entities to evaluate former Qualifying Special Purpose Entities (“QSPE”) for consolidation and changes the approach to determining a VIE’s primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest. In addition, ASU 2009-17 increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. ASU 2009-17 also requires additional year-end and interim disclosures about risks related to continuing involvement in transferred financial assets.

The amendments contained in ASU 2009-17 are effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009 and for subsequent interim and annual reporting periods. All former QSPEs and other variable interest entities needed to be reevaluated under the amended consolidation requirements as of the

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

beginning of the first annual reporting period that began after November 15, 2009. Early adoption was prohibited. The Company implemented the amendments prescribed by ASU 2009-17 as of January 1, 2010.

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

ASU 2009-16 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2009, and for subsequent interim and annual reporting periods. ASU 2009-16’s disclosure requirements must be applied to transfers that occurred before and after its effective date. Early adoption is prohibited. The Company adopted provisions of ASU 2009-16 as of January 1, 2010.

2.	Subsequent Events

On February 3, 2011, Fresenius Medical Care US Finance, Inc. (“US Finance”), a wholly-owned subsidiary of the Company, issued $650,000 aggregate principal amount of senior unsecured notes with a coupon of 5.75% (the “5.75% Senior Notes”) at an issue price of 99.060% and FMC Finance VII S.A. (“Finance VII”), a wholly-owned subsidiary of the Company, issued €300,000 aggregate principal amount ($412,350 at date of issuance) of senior unsecured notes with a coupon 5.25% (the “5.25% Senior Notes”) at par. The 5.75% Senior Notes have a yield to maturity of 5.875% and are due February 15, 2021. The 5.25% Senior Notes are due February 15, 2021. US Finance and Finance VII may redeem the 5.75% Senior Notes and 5.25% Senior Notes, respectively, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the 5.75% Senior Notes and the 5.25% Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the rating of the respective notes. The Company used or will use the net proceeds of approximately $1,035,000 to repay indebtedness outstanding under its A/R Facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments under our recent acquisition of International Dialysis Centers announced on January 4, 2011 (see below), and for general corporate purposes to support our renal dialysis products and services business. The 5.75% Senior Notes and the 5.25% Senior Notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

On January 4, 2011, the Company announced the signing of a purchase agreement to acquire International Dialysis Centers (“IDC”), Euromedic International’s (“Euromedic”) dialysis service business for €485,000 (approximately $650,000 as of January 4, 2011). IDC currently treats over 8,200 hemodialysis patients predominantly in Central and Eastern Europe and operates a total of 70 clinics in nine countries. Closing is subject to necessary regulatory approvals by the relevant anti-trust authorities and is expected to occur in the first half of 2011.

3.	Related Party Transactions

a) Service and Lease Agreements

The Company’s parent, Fresenius SE & Co. KGaA, is a German partnership limited by shares resulting from the change of legal form effective January 28, 2011, from Fresenius SE, a European Company (Societas Europaea), and which, prior to July 13, 2007, was called Fresenius AG, a German stock corporation. In these Consolidated Financial Statements, Fresenius SE refers to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company. Fresenius SE owns 100% of the share capital of Fresenius Medical Care Management AG (“Management AG”), the Company’s general partner and is the Company’s largest shareholder owning approximately 35.7% of the Company’s voting shares as of December 31, 2010.

The Company is party to service agreements with Fresenius SE & Co. KGaA and certain of its affiliates (collectively the “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

and treasury management services. During 2010, 2009 and 2008, amounts charged by Fresenius SE to the Company under the terms of these agreements were $59,501, $68,234 and $59,038, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $6,115, $13,540 and $9,798 for services rendered to the Fresenius SE Companies during year of 2010, 2009 and 2008, respectively.

Under operating lease agreements for real estate entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $23,807, $23,109 and $23,485 during 2010, 2009 and 2008, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to the General Partner for 2010, 2009 and 2008 was $16,123, $7,783 and $9,230, respectively, for its management services during the years and included $80, $84 and $88 as compensation for their exposure to risk as General Partner for 2010, 2009, and 2008, respectively. The Company’s Articles of Association set the annual compensation for assuming unlimited liability at 4% of the amount of the General Partner’s invested capital (€1,500).

b) Products

For 2010, 2009 and 2008, the Company sold products to the Fresenius SE Companies for $15,413, $13,601 and $36,704, respectively. During 2010, 2009 and 2008, the Company made purchases from the Fresenius SE Companies in the amount of $43,474, $43,320 and $45,084, respectively.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Pharmaceuticals Inc. (“APP Inc.”), through an independent group purchasing organization (“GPO”). In September 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired 100% of APP Inc. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During 2010, 2009 and 2008, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $30,703, $31,300 and $19,564, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

c) Financing Provided by and to Fresenius SE and the General Partner

Throughout 2010, the Company, under its cash pooling agreement, made cash advances to Fresenius SE. The balance outstanding at December 31, 2010 of €24,600 ($32,871 as of December 31, 2010) was fully repaid on January 3, 2011 at an interest rate of 1.942%.

On August 19, 2009, the Company borrowed €1,500 ($2,004 as of December 31, 2010) from the General Partner at 1.335%. The loan repayment, originally due on August 19, 2010, was extended until August 19, 2011.

During the second quarter of 2009, the Company reclassified an account payable to Fresenius SE in the amount of €77,745 ($109,885 at June 30, 2009) from accounts payable to related parties to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. Of this amount, €5,747 ($7,679 at December 31, 2010) was outstanding at December 31, 2010 at an interest rate of 6% and will be repaid in 2011.

The Company is party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which the Company or its subsidiaries may request and receive one or more advances up to an aggregate amount of $400,000 during the period ending March 31, 2013. See Note 8. During 2010, we received advances between €10,000 and €86,547 which carried interest at rates between 0.968% and 1.879% per annum. On December 31, 2010, the Company had no advances outstanding due to Fresenius SE.

d) Other

During the third quarter of 2009, the Company acquired production lines from the Fresenius SE Companies for a purchase price of $3,416, net or value added tax (VAT).

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Chairman of the Company’s Supervisory Board is also the Chairman of the Supervisory Board of Fresenius SE. He is also a member of the Supervisory Board of the Company’s General Partner.

The Vice Chairman of the Company’s Supervisory Board is a member of the Supervisory Board of the general partner of Fresenius SE and Vice Chairman of the Supervisory Board of the Company’s General Partner. He is also a partner in a law firm which provided services to the Company and certain of its subsidiaries. The Company and certain of its subsidiaries paid the law firm approximately $1,601, $1,445 and $1,098 in 2010, 2009, and 2008, respectively. Five of the six members of the Company’s Supervisory Board, including the Chairman and Vice Chairman, are also members of the Supervisory Board of the Company’s General Partner.

4.	Inventories

As of December 31, 2010 and 2009, inventories consisted of the following:

	2010	2009

Raw materials and purchased components	$158,163	$154,599
Work in process	56,345	63,683
Finished goods	475,641	481,047
Health care supplies	118,948	122,325

Inventories	$809,097	$821,654

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $2,164,532 of materials, of which $374,083 is committed at December 31, 2010 for 2011. The terms of these agreements run 1 to 8 years. At December 31, 2009, the Company was obligated to purchase approximately $2,414,214 of materials, of which $407,889 was committed at that date for 2010. At December 31, 2008, the Company was obligated to purchase approximately $2,556,603 of materials, of which $385,283 was committed as of that date for 2009. The Company has a contingent liability of up to $60,400, subject to renegotiation of certain supply contracts.

Inventories as of December 31, 2010 and 2009 include $32,987 and $34,788, respectively, of Erythropoietin (“EPO”), which is supplied by a single source supplier in the United States. In October 2006, the Company entered into a five-year exclusive sourcing and supply agreement with its EPO supplier. Revenues from administration of EPO accounted for approximately 19%, 21% and 20% of total dialysis care revenue in the North America segment for 2010, 2009 and 2008, respectively. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company.

5.	Property, Plant and Equipment

As of December 31, 2010 and 2009, property, plant and equipment consisted of the following:

	2010	2009

Land and improvements	$50,505	$44,837
Buildings and improvements	1,856,968	1,727,681
Machinery and equipment	2,893,643	2,630,925
Machinery, equipment and rental equipment under capitalized leases	28,406	29,557
Construction in progress	238,812	259,711

	5,068,334	4,692,711
Accumulated depreciation	(2,541,042)	(2,273,141)

Property, plant and equipment, net	$2,527,292	$2,419,570

Depreciation expense for property, plant and equipment amounted to $432,930, $396,860 and $368,300 for the years ended December 31, 2010, 2009, and 2008, respectively.

Included in property, plant and equipment as of December 31, 2010 and 2009 were $416,392 and $364,118, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $14,966 and $14,010 at December 31, 2010 and 2009, respectively.

6.	Intangible Assets and Goodwill

As of December 31, 2010 and 2009, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	2010		2009
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets
Non-compete Agreements	$243,575	$(167,801)	$224,579	$(157,717)
Technology	110,850	(25,346)	100,016	(18,109)
License and distribution agreements	233,460	(70,189)	184,219	(59,677)
Self-developed Software	46,955	(21,861)	31,230	(9,405)
Other	286,021	(214,382)	277,468	(210,484)
Construction in progress	55,781	—	67,113	—

	$976,642	$(499,579)	$884,625	$(455,392)

As of December 31, 2010 and 2009 the carrying value of non-amortizable intangible assets other than goodwill consisted of the following:

	2010	2009
	Carrying Amount	Carrying Amount

Non-amortizable Intangible Assets
Tradename	$210,424	$210,348
Management contracts	5,057	219,614

	$215,481	$429,962

Total Intangible Assets	$692,544	$859,195

The tables below show the amortization expense related to the amortizable intangible assets for the years presented and the estimated amortization expense of these assets for the following five years.

Amortization Expense

2008	$47,384
2009	$60,225
2010	$70,294

Estimated Amortization Expense

2011	$67,585
2012	$61,644
2013	$58,389
2014	$57,353
2015	$53,260

Goodwill

A change in New York state regulations allowed for the direct ownership of facilities in that state, which had previously been prohibited by state law. Due to this prohibition, the Company had historically used a combination of administrative service contracts, stock option agreements, and asset acquisitions to qualify for consolidation of such

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

facilities under guidance originally issued as Emerging Issues Task Force 97-2, Application of FASB Statement No. 94 and APB Opinion No. 16 to Physicians Practice Management Entities and Certain Other Entities with Contractual Management Arrangements which is now included within FASB Accounting Standards Codification Topic 810-10, Consolidation: Overall. In such qualifying transactions, a portion of the purchase price was allocated to identifiable intangible assets with the remainder classified as an “Administrative Services Agreement” intangible asset that was accounted for in the same manner as goodwill and was shown on our Balance Sheet at December 31, 2009, under the category Management Contracts within Intangible Assets. With the regulatory approval gained on April 1, 2010, the Company obtained the full ownership of these facilities and reclassified the $214,706 of Administrative Services Agreement intangible asset to goodwill within our North America segment, effective April 1, 2010, to be consistent with other clinic acquisitions where the Company obtained control via legal ownership.

Other than the above, changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During 2010 and 2009, the Company’s acquisitions consisted primarily of clinics in the normal course of operations and the acquisition of Gambro’s worldwide peritoneal dialysis business. The segment detail is as follows:

	North
	America	International	Corporate	Total

Balance as of January 1, 2009	$6,571,411	$578,682	$159,817	$7,309,910
Goodwill acquired	123,303	52,011	—	175,314
Reclassifications	—	—	—	—
Foreign Currency Translation Adjustment	(3)	26,213	—	26,210

Balance as of December 31, 2009	$6,694,711	$656,906	$159,817	$7,511,434

Goodwill acquired	115,040	314,338	132	429,510
Reclassifications	214,706	—	—	214,706
Foreign Currency Translation Adjustment	288	(15,470)	—	(15,182)

Balance as of December 31, 2010	$7,024,745	$955,774	$159,949	$8,140,468

7.	Accrued Expenses and Other Current Liabilities

At December 31, 2010 and 2009, accrued expenses and other current liabilities consisted of the following:

	2010	2009

Accrued salaries, wages and incentive plan compensations	$389,434	$334,227
Unapplied cash and receivable credits	169,657	192,626
Accrued insurance	163,240	169,866
Derivative financial instruments	124,171	15,773
Special charge for legal matters	115,000	115,000
Other	575,921	508,061

Total accrued expenses and other current liabilities	$1,537,423	$1,335,553

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

8.	Short-Term Borrowings and Other Financial Liabilities, and Short-Term Borrowings from Related Parties

As of December 31, 2010 and 2009, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	2010	2009

Borrowings under lines of credit	$131,791	$95,720
Accounts receivable facility	510,000	214,000
Other financial liabilities	28,880	6,624

Short-term borrowings and other financial liabilities	670,671	316,344
Short-term borrowings from related parties (See Note 2.c.)	9,683	10,440

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$680,354	$326,784

Short-term Borrowings and Other Financial Liabilities

Lines of Credit

Short-term borrowings of $131,791 and $95,720 at December 31, 2010 and 2009, respectively, represented amounts borrowed by the Company and certain of its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2010 and 2009 were 4.19% and 2.94%, respectively.

Excluding amounts available under the Amended 2006 Senior Credit Agreement (see Note 9 below), at December 31, 2010 and 2009, the Company had $234,370 and $208,952 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

Accounts Receivable Facility

The Company has an asset securitization facility (the “A/R Facility”) which is typically renewed in October of each year and was most recently renewed and increased from $650,000 to $700,000 on September 28, 2010. Under the A/R Facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the A/R Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company’s Consolidated Balance Sheet and the proceeds from the transfer of percentage ownership interests are recorded as short-term borrowings.

At December 31, 2010 there are outstanding short-term borrowings under the A/R Facility of $510,000. NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. The average interest rate during 2010 was 1.86%. Annual refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other Financial Liabilities

At December 31, 2010 and 2009, the Company had $28,880 and $6,624 of other financial liabilities which were mainly related to the Company’s purchase of noncontrolling interests and to the signing of licensing and distribution agreements for Venofer® (See Note 9 — “Other” below).

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Short-term Borrowings from related parties

From time to time during each of the years presented, the Company received advances under the existing loan agreements with Fresenius SE for those years. During the year ended December 31, 2010, the Company received advances ranging from €10,000 to €86,547 with interest rates ranging from 0.968% to 1.879%. During the year ended December 31, 2009, the Company received advances ranging from €1,300 to €72,000 with interest rates ranging from 1.05% to 2.05%. On December 31, 2010 and 2009, the Company had advances outstanding with Fresenius SE in the amount of $7,679 (€5,747) and $8,279 (€5,747) with an interest rate of 6%. Furthermore, the Company had advances outstanding with the Company’s general partner in the amount of $2,004 (€1,500) and $2,161 (€1,500) with an interest rate of 1.421% and 1.335% on December 31, 2010 and 2009, respectively. Annual interest expense on the borrowings during the years presented was $179, $188 and $3,388 for the years 2010, 2009 and 2008, respectively.

9.	Long-term Debt and Capital Lease Obligations

As of December 31, 2010 and 2009, long-term debt and capital lease obligations consisted of the following:

	2010	2009

Amended 2006 Senior Credit Agreement	$2,953,890	$3,522,040
Senior Notes	824,446	493,344
Euro Notes	267,240	288,120
EIB Agreements	351,686	213,460
Capital lease obligations	15,439	17,600
Other	160,957	50,991

	4,573,658	4,585,555
Less current maturities	(263,982)	(157,634)

	$4,309,676	$4,427,921

Senior Debt

The Company’s senior debt consists mainly of borrowings related to its Amended 2006 Senior Credit Agreement, its Senior Notes, its Euro Notes and borrowings under its European Investment Bank Agreements as follows:

Amended 2006 Senior Credit Agreement

The Company, FMCH, and certain other subsidiaries of the Company that are borrowers and/or guarantors thereunder, including Fresenius Medical Care Deutschland GmbH (“D-GmbH”), entered into a $4,600,000 syndicated credit facility (the “2006 Senior Credit Agreement”) with Bank of America, N.A.; Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced its prior credit agreement.

Since entering into the 2006 Senior Credit Agreement, the Company arranged several amendments with the lenders and effected voluntary prepayments of the term loans, which led to a change in the total amount available under this facility. Pursuant to an amendment together with an extension arranged on September 29, 2010 the revolving facility was increased from $1,000,000 to $1,200,000 and the Term Loan A facility by $50,000 to $1,365,000. The maturity for both tranches was extended from March 31, 2011 to March 31, 2013 (a 2 year extension). Additionally, the early repayment requirement for the Term Loan B, which stipulated that Term Loan B was subject to early retirement if the Trust Preferred Securities due June 15, 2011 were not paid, refinanced or extended prior to March 1, 2011, has been removed. The definition of the Company’s Consolidated Leverage Ratio, which is used to determine the applicable margin, was amended to allow for the reduction of up to $250,000 (increased from $30,000) of cash and cash equivalents from Consolidated Funded Debt, as defined in the initial 2006 Senior Credit Agreement. In addition, the amendment includes increases in certain types of permitted borrowings outside of the Amended 2006 Senior Credit Agreement and provides further flexibility for certain types

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

of investments. Furthermore, the parties agreed to change the limitation on dividends and other restricted payments for up to $330,000 in 2011. Thereafter, these limitations increase by $30,000 each year through 2013.

As of December 31, 2010, the Amended 2006 Senior Credit Agreement consists of:

•	a $1,200,000 revolving credit facility (of which up to $400,000 is available for letters of credit, up to $400,000 is available for borrowings in certain non-U.S. currencies, up to $150,000 is available as swing line loans in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing line loans in certain non-U.S. currencies, the total of which cannot exceed $1,200,000) which will be due and payable on March 31, 2013.

•	a term loan facility (“Term Loan A”) of $1,335,000, also scheduled to mature on March 31, 2013. Quarterly repayments of $30,000 are required at the end of each quarter with the remaining balance outstanding due on March 31, 2013.

•	a term loan facility (“Term Loan B”) of $1,537,764 scheduled to mature on March 31, 2013 with 5 quarterly repayments of $4,036 followed by 4 quarterly repayments of $379,396 each due at the end of its respective quarter.

Interest on these facilities will be, at the Company’s option, depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.

The applicable margin is variable and depends on the Company’s Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less up to $250,000 cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the Amended 2006 Senior Credit Agreement).

In addition to scheduled principal payments, indebtedness outstanding under the Amended 2006 Senior Credit Agreement will be reduced by mandatory prepayments utilizing portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing A/R Facility, the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity and excess cash flow.

Obligations under the Amended 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the lenders. The Amended 2006 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the Amended 2006 Senior Credit Agreement provides for a limitation on dividends and other restricted payments which is $330,000 for dividends in 2011, and increases by $30,000 in each of the subsequent years. The Company paid dividends of $231,967 in May of 2010 which was in compliance with the restrictions set forth in the 2006 Senior Credit Agreement. In default, the outstanding balance under the Amended 2006 Senior Credit Agreement becomes immediately due and payable at the option of the Lenders. As of December 31, 2010, the Company is in compliance with all covenants under the Amended 2006 Senior Credit Agreement.

The Company incurred fees of approximately $85,828 in conjunction with the 2006 Senior Credit Agreement and fees of approximately $21,115 in conjunction with the Amended 2006 Senior Credit Agreement which are being amortized over the life of this agreement.

The following table shows the available and outstanding amounts under the Amended 2006 Senior Credit Agreement at December 31, 2010 and 2009, respectively:

	Maximum Amount Available		Balance Outstanding
	December 31,		December 31,
	2010	2009	2010	2009

Revolving Credit	$1,200,000	$1,000,000	$81,126	$594,714
Term Loan A	1,335,000	1,373,418	1,335,000	1,373,418
Term Loan B	1,537,764	1,553,908	1,537,764	1,553,908

	$4,072,764	$3,927,326	$2,953,890	$3,522,040

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

In addition, at December 31, 2010 and 2009, respectively, $121,518 and $97,287 were utilized as letters of credit which are not included as part of the balances outstanding at those dates.

Senior Notes

As of December 31, 2010, the Company’s Senior Notes consisted of the following:

	Notional
Issuer/Transaction	Amount	Maturity	Coupon	Book value

FMC Finance III S.A. 2007/2017	$500,000	July 15, 2017	6 7/8%	$494,231
FMC Finance VI S.A. 2010/2016	€250,000	July 15, 2016	5.50%	$330,215

				$824,446

In January 2010, €250,000 ($353,300 at date of issuance) of senior notes was issued with a coupon of 5.50% at an issue price of 98.6636%. These Senior Notes had a yield to maturity of 5.75% and are due July 15, 2016. Proceeds were used to repay short-term indebtedness and for general corporate purposes.

In July 2007, $500,000 of senior notes was issued with a coupon of 6 7/8% at discount, resulting in an effective interest rate of 7 1/8%.

All Senior Notes are unsecured and guaranteed on a senior basis jointly and severally by the Company and its subsidiaries, FMCH and D-GmbH. The issuers may redeem the Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have the right to request that the issuers repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the credit agency ratings of the respective Senior Notes.

The Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. As of December 31, 2010, the Company was in compliance with all of its covenants under the Senior Notes.

Euro Notes

On April 27, 2009, the Company issued euro denominated notes (“Euro Notes”) totaling €200,000 ($267,240 at December 31, 2010), which are senior, unsecured and guaranteed by FMCH and D-GmbH, consisting of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. Proceeds were used to retire the 2005 Euro Notes.

European Investment Bank Agreements

The Company entered into various credit agreements with the European Investment Bank (“EIB”) in 2005, 2006 and 2009. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favourable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.

The borrowings under the four EIB credit facilities available at December 31, 2010 and 2009 are shown below:

		Maximum amount
		available		Balance outstanding
		December 31,		December 31,
	Maturity	2010	2009	2010	2009

Revolving Credit	2013	€90,000	€90,000	$115,812	$35,000
Loan 2005	2013	41,000	41,000	48,806	48,806
Loan 2006	2014	90,000	90,000	120,258	129,654
Loan 2009	2014	50,000	50,000	66,810	—

		€271,000	€271,000	$351,686	$213,460

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The borrowings under the Revolving Credit and Loan 2005 are denominated in U.S. dollars while the borrowings under Loan 2006 and Loan 2009 are denominated in euro.

In December 2009, the Company entered into a €50,000 term-loan agreement with the EIB. The disbursement took place on February 17, 2010. The loan has a four-year term and is guaranteed by FMCH and D-GmbH.

On March 15, 2010, the Company drew down the remaining available balance of $80,812 on the 2005 Revolving Credit Facility. Under the terms of the agreement, the Company could effect borrowings under this facility only until March 15, 2010 and could drawdown only up to €90,000 in total, which at the time of the initial borrowing equaled $115,800.

Loan 2006 was fully drawn down in February 2008 and Loan 2005 was fully drawn down in September 2005.

All agreements with the EIB have variable interest rates that change quarterly. The Company’s U.S. dollar borrowings had an interest rate of 0.432% and 0.384%, and the euro borrowings had interest rates of 1.018% and 3.257% at December 31, 2010 and 0.695% at December 31, 2009.

All EIB facilities were fully utilized at December 31, 2010. Borrowings under the 2005 and 2006 agreements are secured by bank guarantees while the 2009 agreement is guaranteed by FMCH and D-GmbH. All EIB agreements have customary covenants. As of December 31, 2010, the Company is in compliance with the respective covenants.

Other

In conjunction with certain acquisitions and investments entered into in 2010, including the joint venture with Galenica, Ltd. (“Galenica”), the Company incurred debt totaling approximately $139,277 of which $119,090 was classified as the current portion of long-term debt at December 31, 2010. The Galenica joint venture, announced in December 2010, is intended to expand on our agreements with Galenica by forming a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma Ltd., to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. Galenica will contribute a licenses (or the commercial benefit in the U.S.) to the new company for its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (Chronic Kidney Disease (“CKD”) stages III to V). Commercialization of both of these products outside the field of CKD stages III to V will remain fully the responsibility of Galenica and its existing key partners. Galenica will also contribute to the new company exclusive worldwide rights for PA21, a novel iron-based phosphate binder currently in preparation for phase III clinical studies, but will maintain a recently announced agreement to develop and market this product in Japan through another partner. Fresenius Medical Care owns 45% of the new company which is headquartered in Switzerland.

Annual Payments

Aggregate annual payments applicable to the Amended 2006 Senior Credit Agreement, Senior Notes, Euro Notes, EIB agreements, capital leases and other borrowings (excluding the Company’s trust preferred securities, see Note 11) for the five years subsequent to December 31, 2010 are:

2011	$263,982
2012	1,500,184
2013	1,734,568
2014	236,368
2015	1,631
Thereafter	846,528

$4,583,261

10.	Employee Benefit Plans

General

FMC-AG & Co. KGaA recognizes pension costs and related pension liabilities for current and future benefits to qualified current and former employees of the Company. The Company’s pension plans are structured differently

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

according to the legal, economic and fiscal circumstances in each country. The Company currently has two types of plans, defined benefit and defined contribution plans. In general, plan benefits in defined benefit plans are based on all or a portion of the employees’ years of services and final salary. Plan benefits in defined contribution plans are determined by the amount of contribution by the employee and the employer, both of which may be limited by legislation, and the returns earned on the investment of those contributions.

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

Defined Benefit Pension Plans

During the first quarter of 2002, FMCH, the Company’s North America subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There was no minimum funding requirement for FMCH for the defined benefit plan in 2010. FMCH voluntarily contributed $600 during 2010. Expected funding for 2011 is $661.

The benefit obligation for all defined benefit plans at December 31, 2010, is $425,472 (2009: $386,852) which consists of the benefit obligation of $282,792 (2009: $261,282) for the North America plan, which is funded by plan assets, and the benefit obligation of $142,680 (2009: $125,570) for the German unfunded plan.

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

	2010	2009

Change in benefit obligation:
Benefit obligation at beginning of year	$386,852	$353,961
Foreign currency translation	(8,898)	4,235
Service cost	7,982	7,500
Interest cost	22,615	21,397
Transfer of plan participants	181	96
Actuarial (gain) loss	26,655	13,216
Benefits paid	(9,915)	(7,560)
Curtailments and settlements	—	(5,993)

Benefit obligation at end of year	$425,472	$386,852

Change in plan assets:
Fair value of plan assets at beginning of year	$236,633	$214,616
Actual return on plan assets	3,191	29,382
Employer contributions	600	759
Benefits paid	(8,099)	(6,063)
Settlements	—	(2,061)

Fair value of plan assets at end of year	$232,325	$236,633

Funded status at end of year	$193,147	$150,219

The Company had a pension liability of $193,147 and $150,219 at December 31, 2010 and 2009, respectively. The pension liability consists of a current portion of $2,997 (2009: $2,892) which is recognized as a current liability in the line item “accrued expenses and other current liabilities” in the balance sheet. The non-current portion of $190,150 (2009: $147,327) is recorded as non-current pension liability in the balance sheet. Approximately 85% of the beneficiaries are located in North America with the majority of the remaining 15% located in Germany.

The accumulated benefit obligation for all defined benefit pension plans was $394,276 and $367,182 at December 31, 2010 and 2009, respectively. The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $394,276 and $367,182 at December 31, 2010 and 2009, respectively; the related plan assets had a fair value of $232,325 and $236,633 at December 31, 2010 and 2009, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The pre-tax changes in the table below reflect actuarial losses (gains) in other comprehensive income relating to pension liabilities. As of December 31, 2010, there are no cumulative effects of prior service costs included in other comprehensive income.

Actuarial
losses (gains)

Adjustments related to pensions at January 1, 2009	$76,926
Additions	(4,331)
Releases	(5,404)
Foreign currency translation adjustment	27

Adjustments related to pensions at December 31, 2009	$67,218

Additions	40,917
Releases	(5,313)
Foreign currency translation adjustment	50

Adjustments related to pensions at December 31, 2010	$102,872

The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $8,086.

The discount rates for all plans are based upon yields of portfolios of equity and highly rated debt instruments with maturities that mirror the plan’s benefit obligation. The Company’s discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2010. The following weighted-average assumptions were utilized in determining benefit obligations as of December 31:

in %	2010	2009

Discount rate	5.70	6.00
Rate of compensation increase	4.00	4.01

The defined benefit pension plans’ net periodic benefit costs are comprised of the following components for each of the years ended December 31:

Components of net periodic benefit cost:	2010	2009	2008

Service cost	$7,982	$7,500	$8,357
Interest cost	22,615	21,397	20,393
Expected return on plan assets	(17,453)	(15,767)	(16,931)
Amortization of unrealized losses	5,313	4,592	1,944
Settlement loss	—	812	—

Net periodic benefit costs	$18,457	$18,534	$13,763

The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2010	2009	2008

Discount rate	6.00	6.15	6.16
Expected return of plan assets	7.50	7.50	7.50
Rate of compensation increase	4.01	4.19	4.16

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2011	$11,224
2012	12,489
2013	13,462
2014	14,796
2015	16,304
2016-2020	108,387

Plan Assets

The following table presents the fair values of the Company’s pension plan assets at December 31, 2010.

		Fair Value Measurements at December 31, 2010			Fair Value Measurements at December 31, 2009
		Quoted Prices in	Significant		Quoted Prices in	Significant
		Active Markets	Observable		Active Markets	Observable
		for Identical Assets	Inputs		for Identical Assets	Inputs
Asset Category	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)

Equity Investments
Common Stocks	$2,565	$2,565	$—	$5,904	$5,904	$—
Index Funds[1]	65,621	—	65,621	71,406	—	71,406
Fixed Income Investments
Government Securities[2]	4,479	1,967	2,512	3,655	394	3,261
Corporate Bonds[3]	152,564	—	152,564	149,367	—	149,367
Other Bonds[4]	2,442	—	2,442	163	—	163
U.S. Treasury Money Market Funds[5]	4,232	4,232	—	5,776	5,776	—
Other types of investments
Cash, Money Market and Mutual Funds[6]	422	422	—	362	362	—

Total	$232,325	$9,186	$223,139	$236,633	$12,436	$224,197

1	This Category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, the MSCI EAFE Index and the MSCI Emerging Markets Index for both 2010 and 2009 as well as the Barclays Capital Long Corporate Index in 2009
2	This Category primarily comprises fixed income investments by the U.S. government and government sponsored entities
3	This Category primarily represents investment grade bonds of U.S. issuers from diverse industries
4	This Category comprises private placement bonds as well as collateralized mortgage obligations
5	This Category represents funds that invest in treasury obligations directly or in treasury backed obligations
6	This Category represents cash, money market funds as well as mutual funds comprised of high grade corporate bonds

The methods and inputs used to measure the fair value of plan assets are as follows:

Common stocks are valued at their market prices as of the balance sheet date.

Index funds are valued based on market quotes.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Plan Investment Policy and Strategy

For the North America funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company’s expected rate of return on pension plan assets was 7.50% for 2010.

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

Defined Contribution Plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $16.5 if under 50 years old ($22.00 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2010, 2009, and 2008, was $31,583, $28,567 and $26,096, respectively.

11.	Mandatorily Redeemable Trust Preferred Securities

In June 2001, the Company issued Trust Preferred Securities through Fresenius Medical Care Capital Trusts, statutory trusts organized under the laws of the State of Delaware. FMC-AG & Co. KGaA owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of FMC-AG & Co. KGaA or a wholly-owned subsidiary of FMC-AG & Co. KGaA. FMC-AG & Co. KGaA, D-GmbH and FMCH have guaranteed payment and performance of the senior subordinated notes to the respective Fresenius Medical Care Capital Trusts. The Trust Preferred Securities are guaranteed by FMC-AG & Co. KGaA through a series of undertakings by the Company, FMCH and D-GmbH.

The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years, which is scheduled to occur on June 15, 2011. Earlier redemption at the option of the holders may also occur upon a change of control followed by a rating decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. The Trust Preferred Securities do not hold voting rights in the trust except under limited circumstances.

The indentures governing the notes held by the Fresenius Medical Care Capital Trusts contain affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit the Company’s indebtedness and its investments, and require the Company to maintain certain ratios defined in the indentures. As of December 31, 2010, the Company is in compliance with all financial covenants under all Trust Preferred Securities agreements.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Trust Preferred Securities outstanding as of December 31, 2010 and 2009 are as follows:

				Mandatory
	Year	Stated	Interest	Redemption
	Issued	Amount	Rate	Date	2010	2009

Fresenius Medical Care Capital Trust IV	2001	$225,000	7 7/8%	June 15, 2011	$224,835	$224,451
Fresenius Medical Care Capital Trust V	2001	€300,000	7 3/8%	June 15, 2011	400,714	431,645

					$625,549	$656,096

12.	Noncontrolling Interests Subject to Put Provisions

The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

As of December 31, 2010 and 2009 the Company’s potential obligations under these put options are $279,709 and $231,303, respectively, of which, at December 31, 2010, $95,159 were exercisable. In the last three fiscal years ending December 31, 2010, three puts have been exercised for a total consideration of $6,535.

During 2008, the Company received cash contributions from holders of noncontrolling interests in the amount of $17,174. This amount was recorded in net cash provided by operating activities in the cash flow statement.

Following is a roll forward of noncontrolling interests subject to put provisions for the years ended December 31,:

	2010	2009	2008

Beginning balance	$231,303	$162,166	$116,539
Dividends paid	(38,964)	(16,930)	(14,494)
Purchase/ sale of Noncontrolling interests	28,969	12,548	9,148
Contributions from Noncontrolling interests	5,289	5,108	13,069
Changes in fair value of Noncontrolling interests	24,222	39,816	24,258
Net income	28,839	28,595	13,646
Other comprehensive income (loss)	51	—	—

Ending balance	$279,709	$231,303	$162,166

13.	Shareholders’ Equity

Capital Stock

The General Partner has no equity interest in the Company and, therefore, does not participate in either the assets or the profits and losses of the Company. However, the General Partner is compensated for all outlays in connection with conducting the Company’s business, including the remuneration of members of the management board and the supervisory board (see Note 3).

The general meeting of a partnership limited by shares may approve Authorized Capital (genehmigtes Kapital). The resolution creating Authorized Capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the management board to issue shares up to a stated amount for a period of up to five years. The nominal value of the Authorized Capital may not exceed half of the issued capital stock at the time of the authorization.

In addition, the general meeting of a partnership limited by shares may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

shares, (ii) shares as the consideration in a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the company’s issued capital at the time of the resolution.

All resolutions increasing the capital of a partnership limited by shares also require the consent of the General Partner for their effectiveness.

Authorized Capital

By resolution of the Annual General Meeting (“AGM”) of shareholders on May 11, 2010, Management AG was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company’s share capital until May 10, 2015 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, “Authorized Capital 2010/I”. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the company (indirect pre-emption rights). A further resolution of the AGM also cancelled Authorized Capital I which was approved by resolution of the AGM of shareholders on August 30, 2005. No Authorized Capital 2010/I has been issued as of December 31, 2010.

In addition, by resolution of the AGM of shareholders on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, “Authorized Capital 2010/II”. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company’s share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. A further resolution of the AGM also cancelled Authorized Capital II which was approved by resolution of the AGM of shareholders on August 30, 2005. No Authorized Capital 2010/II has been issued as of December 31, 2010.

Authorized Capital 2010/I and Authorized Capital 2010/II became effective upon registration with the commercial register of the local court in Hof an der Saale on May 25, 2010.

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

Through the Company’s other employee participation programs, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive preference shares or, following the conversion offer in 2005, ordinary shares. At December 31, 2010, 58,663 convertible bonds or options for preference shares remained outstanding with a remaining average term of 3.38 years and 12,152,108 convertible bonds or options for ordinary shares remained outstanding with a remaining average term of 4.8 years under these programs. For the year ending December 31, 2010, 72,840 options for preference shares and 2,532,366 options for ordinary shares had been exercised under these employee participation plans (see Note 15).

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

As the result of the Company’s three-for-one stock split for both preference and ordinary shares on June 15, 2007, and with the approval of the shareholders as the AGM on May 15, 2007, the Company’s Conditional Capital was increased by $6,557 (€4,454). Conditional Capital available for all programs at December 31, 2010 is $31,477 (€23,557) which includes $17,476 (€13,079) for the 2006 Plan and $14,001 (€10,478) for all other plans.

Dividends

Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

If no dividends on the Company’s preference shares are declared for two consecutive years after the year for which the preference shares are entitled to dividends, then the holders of such preference shares would be entitled to the same voting rights as holders of ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the Amended 2006 Senior Credit Agreement (see Note 9).

Cash dividends of $231,967 for 2009 in the amount of €0.63 per preference share and €0.61 per ordinary share were paid on May 12, 2010.

Cash dividends of $231,940 for 2008 in the amount of €0.60 per preference share and €0.58 per ordinary share were paid on May 8, 2009.

Cash dividends of $252,395 for 2007 in the amount of €0.56 per preference share and €0.54 per ordinary share were paid on May 21, 2008.

14.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2010 and 2009:

	2010	2009	2008

Numerators:
Net income attributable to FMC-AG & Co. KGaA	$978,517	$891,138	$817,607
less:
Dividend preference on Preference shares	104	107	112

Income available to all classes of shares	$978,413	$891,031	$817,495

Denominators:
Weighted average number of:
Ordinary shares outstanding	296,808,978	294,418,795	293,233,477
Preference shares outstanding	3,912,348	3,842,586	3,795,248

Total weighted average shares outstanding	300,721,326	298,261,381	297,028,725
Potentially dilutive Ordinary shares	1,311,042	—	777,848
Potentially dilutive Preference shares	35,481	66,314	98,060

Total weighted average Ordinary shares outstanding assuming dilution	298,120,020	294,418,795	294,011,325
Total weighted average Preference shares outstanding assuming dilution	3,947,829	3,908,900	3,893,308
Basic income per Ordinary share	$3.25	$2.99	$2.75
Plus preference per Preference share	0.03	0.03	0.03

Basic income per Preference Share	$3.28	$3.02	$2.78

Fully diluted income per Ordinary share	$3.24	$2.99	$2.74
Plus preference per Preference share	0.03	0.03	0.03

Fully diluted income per Preference share	$3.27	$3.02	$2.77

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

15.	Stock Options

In connection with its stock option program, the Company incurred compensation expense of $27,981, $33,746 and $31,879 for the years ending December 31, 2010, 2009, and 2008, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recorded a related deferred income tax of $8,020, $9,740 and $9,158 for the years ending December 31, 2010, 2009, and 2008, respectively.

Stock Options and other Share-Based Plans

At December 31, 2010, the Company has awards outstanding under various stock-based compensation plans.

Incentive plan

In 2010, Management Board members were eligible for performance — related compensation that depended upon achievement of targets. The targets are measured by reference to operating profit margin, growth of group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions), and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions.

The bonus for fiscal year 2010 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component was or will be paid after the end of 2010. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases. The amount of cash payment relating to the share-based component will correspond to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. The amount of the maximum achievable bonus for each of the members of the Management Board is capped.

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

The share-based compensation incurred under these plans for years 2010, 2009 and 2008 was $2,603, $1,537 and $2,189, respectively.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets measured over a three-year period from the grant date. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excluded, among other items, the costs of the transformation of the Company’s legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2010, 2009 and 2008 were met. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period.

During 2010, the Company awarded 2,817,879 options under the Amended 2006 Plan, including 423,300 options granted to members of the Management Board of Fresenius Medical Care Management AG, the Company’s general partner, at a weighted average exercise price of $57.07 (€42.71), a weighted average fair value of $10.47 each and a total fair value of $29,515 which will be amortized over the three year vesting period. As of December 2010, no further grants will be issued under the Amended 2006 Plan.

During 2009, the Company awarded 2,585,196 options under the Amended 2006 Plan, including 348,600 options granted to members of the Management Board of Fresenius Medical Care Management AG, the Company’s general partner, at a weighted average exercise price of $46.22 (€32.08), a weighted average fair value of $10.95 each and a total fair value of $28,318 which will be amortized over the three year vesting period.

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

At December 31, 2010, the Management Board members of the General Partner held 2,178,699 stock options for ordinary shares and employees of the Company held 9,973,409 stock options for ordinary shares and 58,663 stock options for preference shares, under the various stock-based compensation plans of the Company. The Table below provides reconciliations for options outstanding at December 31, 2010, as compared to December 31, 2009.

		Weighted	Weighted
		average	average
	Options	exercise	exercise
	(in thousands)	price	price
		€	$

Ordinary shares
Balance at December 31, 2009	11,894	30.50	40.75
Granted	2,818	42.71	57.07
Exercised	2,532	28.38	37.92
Forfeited	28	30.35	40.55

Balance at December 31, 2010	12,152	33.78	45.14

Preference shares
Balance at December 31, 2009	147	18.35	24.52
Exercised	73	18.57	24.81
Forfeited	15	13.95	18.64

Balance at December 31, 2010	59	19.19	25.64

The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at December 31, 2010:

Fully Vested Outstanding and Exercisable Options
Weighted
		average	Weighted	Weighted
	Number	remaining	average	average	Aggregate	Aggregate
	of	contractual	exercise	exercise	intrinsic	intrinsic
	Options	life in years	price	price	value	value
	(in thousands)		€	US$	€	US$

Options for preference shares	59	3.38	19.19	25.65	940	1,255
Options for ordinary shares	4,316	3.29	27.99	37.40	65,785	87,902

At December 31, 2010, there was $43,604 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 1.6 years.

During the years ended December 31, 2010, 2009, and 2008, the company received cash of $96,204, $64,271 and $36,755, respectively, from the exercise of stock options (see Note 13). The intrinsic value of options exercised for the twelve-month periods ending December 31, 2010, 2009, and 2008 was $50,921, $28,170 and $27,135, respectively. The Company recorded a related tax benefit of $13,313, $8,123 and $7,132 for the years ending December 31, 2010, 2009, and 2008, respectively.

Fair Value Information

The Company used a binomial option-pricing model in determining the fair value of the awards under the 2006 Plan. Option valuation models require the input of highly subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Company’s shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company’s stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2010 and 2009 grants are as follows:

	2010	2009

Expected dividend yield	1.98%	2.39%
Risk-free interest rate	2.28%	3.11%
Expected volatility	22.92%	25.85%
Expected life of options	7 years	7 years
Weighted average exercise price (in €)	42.71	32.08
Weighted average exercise price (in US-$)	57.07	46.22

16.	Income Taxes

Income before income taxes is attributable to the following geographic locations:

	2010	2009	2008

Germany	$303,954	$296,326	$372,174
United States	1,084,756	904,083	773,089
Other	255,031	255,224	190,427

	$1,643,741	$1,455,633	$1,335,690

Income tax expense (benefit) for the years ended December 31, 2010, 2009, and 2008, consisted of the following:

	2010	2009	2008

Current:
Germany	$100,635	$68,442	$62,609
United States	355,739	318,589	198,763
Other	101,206	81,236	77,134

	557,580	468,267	338,506

Deferred:
Germany	(16,479)	5,041	43,593
United States	52,648	22,498	105,152
Other	(15,404)	(5,393)	(11,549)

	20,765	22,146	137,196

	$578,345	$490,413	$475,702

In 2010, 2009 and 2008, the Company is subject to German federal corporation income tax at a base rate of 15% plus a solidarity surcharge of 5.5% on federal corporation taxes payable.

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the effective trade tax rate on income before income taxes. The respective combined tax rates are 28.71%, 29.13% and 29.58% for the fiscal years ended December 31, 2010, 2009, and 2008, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	2010	2009	2008

Expected corporate income tax expense	$471,836	$423,953	$395,097
Tax free income	(24,088)	(33,284)	(49,309)
Tax rate differentials	117,946	96,237	93,877
Non-deductible expenses	6,934	3,947	5,494
Taxes for prior years	11,994	6,663	21,371
Change in valuation allowance	(2,259)	8,950	4,168
Noncontrolling partnership interests	(26,870)	(26,876)	(13,440)
Other	22,852	10,823	18,444

Actual income tax expense	$578,345	$490,413	$475,702

Effective tax rate	35.2%	33.7%	35.6%

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2010 and 2009, are presented below:

	2010	2009

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$28,538	$37,571
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	35,172	33,798
Plant, equipment, intangible assets and other non current assets, principally due to differences in depreciation and amortization	79,244	50,925
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	310,730	291,767
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	93,165	78,730
Derivatives	60,199	52,283
Stock-based compensation expense	24,112	22,981
Other	12,626	21,530

Total deferred tax assets	$643,786	$589,585
Less: valuation allowance	(71,799)	(63,497)

Net deferred tax assets	$571,987	$526,088

Deferred tax liabilities:
Accounts receivable	$12,549	$10,670
Inventory, primarily due to inventory reserve accounts for tax purposes	7,730	9,643
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	45,370	14,941
Plant, equipment and intangible assets, principally due to differences in depreciation and amortization	510,284	513,254
Derivatives	—	3,128
Other	81,969	53,343

Total deferred tax liabilities	657,902	604,979

Net deferred tax assets (liabilities)	$(85,915)	$(78,891)

The valuation allowance increased by $8,302 in 2010 and by $7,328 in 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The expiration of net operating losses is as follows:

2011	$6,919
2012	17,067
2013	13,949
2014	19,539
2015	20,078
2016	27,730
2017	9,444
2018	13,201
2019	4,507
2020 and thereafter	5,476
Without expiration date	155,064

Total	$292,974

In assessing the realizability of deferred taxes, management considers whether it is more-likely-than-not that some portion or all of a deferred tax asset will be realized or whether deferred tax liabilities will be reversed. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2010.

The Company provides for income taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. At December 31, 2010, the Company provided for $11,603 of deferred tax liabilities associated with earnings that are likely to be distributed in 2011 and the following years. Provision has not been made for additional taxes on $3,411,518 undistributed earnings of foreign subsidiaries as these earnings are considered permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practical. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax of approx 1.4 percent on all dividends and capital gains.

FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions.

In Germany, the tax audit for the years 1998 until 2001 has been finalized. The Company recognized and recorded the results of the audit in 2006 and thereafter paid all amounts due to the tax authorities. Fiscal years 2002 through 2005 are currently under audit. As of December 31, 2010, all proposed adjustments are deemed immaterial and have been recognized in the financial statements. Fiscal years 2006, 2007, 2008, 2009 and 2010 are open to audit.

For the tax year 1997, the Company recognized an impairment of one of its subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. The Company filed a complaint with the appropriate German court to challenge the tax authority’s decision. In January 2011, the Company reached an agreement with the tax authorities, estimated to be slightly more favorable than the tax benefit recognized previously. The additional benefit will be recognized in 2011.

In the U.S., the Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved the right to continue to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for a complete refund in the United States District Court for the District of Massachusetts, styled as FMCH v. United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial. The unrecognized tax benefit relating to these deductions is included in the total unrecognized tax benefit noted below.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and will avail itself of all remedies. An adverse determination

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

with respect to the disallowed deductions related to the intercompany mandatorily redeemable preferred shares could have a material adverse effect on the results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in the financial statements.

Fiscal years 2007 and 2008 are currently under audit and 2009 and 2010 are open to audit. There are a number of state audits in progress and various years are open to audit in various states. All expected results have been recognized in the financial statements.

Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2010	2009	2008

Unrecognized tax benefits (net of interest)
Balance at January 1, 2010	$410,016	$379,327	$354,050
Increases in unrecognized tax benefits prior periods	12,782	59,833	24,074
Decreases in unrecognized tax benefits prior periods	(11,429)	(13,911)	(36,334)
Increases in unrecognized tax benefits current period	13,588	7,587	20,180
Changes related to settlements with tax authorities	(34,410)	(8,599)	(2,042)
Reductions as a result of a lapse of the statute of limitations	(129)	—	—
Foreign currency translation	(14,518)	(14,221)	19,399

Balance at December 31, 2010	$375,900	$410,016	$379,327

Included in the balance at December 31, 2010 are $347,081 of unrecognized tax benefits which would affect the effective tax rate if recognized. As a result of the settlement agreement for 1997 noted above, the Company estimates that the unrecognized tax benefits at December 31, 2010 could be reduced by approximately $196,000 in 2011 with a small portion of the reduction being realized as an additional tax benefit in 2011. The Company is currently not in a position to forecast the timing and magnitude of changes in other unrecognized tax benefits.

During the year ended December 31, 2010 the Company recognized $10,650 in interest and penalties. The Company had a total accrual of $57,378 of tax related interest and penalties at December 31, 2010.

17.	Operating Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2034. Rental expense recorded for operating leases for the years ended December 31, 2010, 2009 and 2008 was $563,182, $532,465 and $497,875, respectively. For information regarding intercompany operating leases, see Note 3 a).

Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2010 and thereafter are:

2011	$489,481
2012	427,901
2013	376,255
2014	319,724
2015	272,369
Thereafter	910,381

2,796,111

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

18.	Commitments and Contingencies

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

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. On January 31, 2011, the U.S. Bankruptcy Court approved W.R. Grace & Co.’s plan of reorganization, including the Settlement Agreement, and recommended approval of the plan to the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon final confirmation of a plan of reorganization that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court’s rulings to the United States Court of Appeals for the Federal Circuit (“Federal Circuit”). In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the original District Court order. On September 10, 2009, the Federal Circuit reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court’s decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court, although funds already contributed will remain in escrow until the case is finally concluded. On March 18, 2010, the U.S. Patent and Trademark Office (USPTO) and the Board of Patent Appeals and Interferences ruled in reexamination that the remaining Baxter patent is invalid. On October 5, 2010, Baxter appealed the Board’s ruling to the Federal Circuit.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four patents issued in 2007 and 2008, all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expire in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using osmotic pressure). This case is currently stayed pursuant to court order. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue. All the asserted patents now stand rejected in an ongoing reexamination at the USPTO.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleged that FMCH’s Libertytm cycler infringes nine patents owned by or licensed to Baxter. During and after discovery, seven of the asserted patents were dropped from the suit. On July 28, 2010, at the conclusion of the trial, the jury returned a verdict in favor of FMCH finding that the Libertytm cycler does not infringe any of the asserted claims of the Baxter patents. Baxter has asked the District Court to overturn the jury verdict.

A patent infringement action had been pending in Germany between Gambro Industries (“Gambro”) on the one side and D-GmbH and FMC-AG & Co. KGaA on the other side (hereinafter collectively “Fresenius Medical Care”). Fresenius Medical Care and Gambro have resolved this and other current patent infringement lawsuits between the parties by entering into respective settlements and a series of patent licenses between the parties.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”) is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court’s dismissal of the complaint, plaintiff’s appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the individual former directors of RCG. The individual defendants, however, may have claims for indemnification and reimbursement of expenses against the Company. The Company expects to continue as a defendant in the litigation, which is proceeding toward trial in the Chancery Court, and believes that defendants will prevail.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

On July 17, 2007, resulting from an investigation begun in 2005, the United States Attorney filed a civil complaint in the United States District Court for the Eastern District of Missouri (St. Louis) against Renal Care Group, Inc., its subsidiary RCG Supply Company, and FMCH in its capacity as RCG’s current corporate parent. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to FMCH’s acquisition of RCG in 2006. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Missouri District Court granted RCG’s motion to transfer venue to the United States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23,000 in damages and interest under the unjust enrichment count of the complaint but denied all relief under the six False Claims Act counts of the complaint. The Company appealed the Tennessee District Court’s decision to the United States Court of Appeals for the Sixth Circuit and secured a stay of enforcement of the judgment pending appeal. The United States Attorney filed a cross appeal, but also asked the Tennessee District Court for an indicative or supplemental ruling. On June 23, 2010, the Tennessee District Court issued an indicative ruling to the effect that, if the case were remanded to the District Court, it would expect to enter a judgment under the False Claims Act against the Company for approximately $104,000. On September 23, 2010, the Court of Appeals remanded the case to the Tennessee District Court to permit revision or supplementation of the original judgment, after which the Company may pursue its appeals to the Court of Appeals. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law, that no relief is due to the United States, and that its position in the litigation will ultimately be sustained.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. The first complaint alleged that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleged that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. On March 30, 2010, the District Court issued final judgment in favor of defendants on all counts based on a jury verdict rendered on February 25, 2010 and on rulings of law made by the Court during the trial. The plaintiff has appealed from the District Court judgment.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial.

For the tax year 1997, the Company recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. The Company has filed a complaint with the appropriate German court to challenge the tax authority’s decision. In January 2011, the Company reached an agreement with the tax authorities, estimated to be slightly more favorable than the tax benefit recognized previously. The additional benefit will be recognized in 2011.

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

As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past we experienced and, after the implementation of the new bundled reimbursement system in the U.S., also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis.

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at December 31, 2010, and December 31, 2009.

	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-derivatives
Assets
Cash and cash equivalents	$522,870	$522,870	$301,225	$301,225
Accounts Receivable	2,687,234	2,687,234	2,558,795	2,558,795
Liabilities
Accounts payable	542,524	542,524	639,836	639,836
Short-term borrowings	670,671	670,671	316,344	316,344
Short-term borrowings from related parties	9,683	9,683	10,440	10,440
Long term debt, excluding Amended 2006 Senior Credit Agreement, Euro Notes and Senior Notes	528,082	528,082	282,051	282,051
Amended 2006 Senior Credit Agreement	2,953,890	2,937,504	3,522,040	3,429,470
Euro Notes	267,240	276,756	288,120	299,621
Senior Notes	824,446	880,366	493,344	498,750
Trust Preferred Securities	625,549	643,828	656,096	688,026
Noncontrolling interests subject to put provisions	279,709	279,709	231,303	231,303

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, as noted in the captions shown in Note 9.

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

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

The valuation of the noncontrolling interests subject to put provisions is determined using significant unobservable inputs (Level 3). See Note 12 for a discussion of the Company’s methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The credit risk exposure related to the company’s financing receivables is insignificant and any impact on our operating results from allowances on credit losses of financing receivables can be considered immaterial.

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). The Company does not use financial instruments for trading purposes.

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

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. As of December 31, 2010 the Company had no foreign exchange options.

Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) (“AOCI”). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or SG&A for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $1,026,937 and $1,076,217 at December 31, 2010 and December 31, 2009, respectively.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,607,312 and $750,812 at December 31, 2010 and December 31, 2009, respectively.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of changes in interest rates. These interest rate derivatives are designated as cash

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

flow hedges. The majority of the interest rate swap agreements effectively convert the major part of payments based on variable interest rates applicable to the Company’s Amended 2006 Senior Credit Agreement denominated in U.S. dollars into payments at a fixed interest rate. The remaining interest rate swaps have been entered into in anticipation of future debt issuances. The swap agreements, all of which expire at various dates in 2011 and 2012, bear an average interest rate of 4.26%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

As of December 31, 2010 and 2009, the notional amounts of interest rate swaps in place were $3,175,000 and $2,400,000, respectively.

Derivative Financial Instruments Valuation

The following table shows the Company’s derivatives at December 31, 2010 and December 31, 2009.

	December 31, 2010		December 31, 2009
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)

Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	3,703	(51,816)	8,899	(9,251)
Interest rate contracts (Dollar)	—	(51,604)	—	(305)
Interest rate contracts (Yen)	—	(0)	—	—
Non—current
Foreign exchange contracts	810	(486)	5,284	(830)
Interest rate contracts (Dollar)	—	(73,221)	—	(105,810)
Interest rate contracts (Yen)	—	—	—	(3)

Total	$4,513	$(177,127)	$14,183	$(116,199)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	3,517	(20,751)	7,696	(6,217)
Non-current
Foreign exchange contracts	509	(213)	9	—

Total	$4,026	$(20,964)	$7,705	$(6,217)

(1)	As of December 31, 2010 and December 31, 2009, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in the Codification.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain)
	Amount of Gain or			or Loss Reclassified
	(Loss) Recognized in			from AOCI in
	OCI on Derivatives			Income (Effective
	(Effective Portion)		Location of (Gain)	Portion) for the
	for the year ended		or Loss Reclassified	year ended
Derivatives in Cash Flow	December 31,		from AOCI in Income	December 31,
Hedging Relationships	2010	2009	(Effective Portion)	2010	2009

Interest rate contracts (Dollar)	$(18,710)	$42,832	Interest income/expense	$—	$(33)
Interest rate contracts (Yen)	2	6	Interest income/expense	—	—
Foreign exchange contracts	3,046	(6,785)	Costs of Revenue	7,553	(5,938)

	$(15,662)	$36,053		$7,553	$(5,971)

		Amount of (Gain) or Loss Recognized in
	Location of (Gain) or	Income on Derivatives
Derivatives not Designated as	Loss Recognized in	for the year ended December 31,
Hedging Instruments	Income on Derivative	2010	2009

Foreign exchange contracts	Selling, general and administrative expense	$72,454	$(3,309)
	Interest income/expense	(8,622)	3,883

		$63,832	$574

For foreign exchange derivatives, the Company expects to recognize $3,745 of losses deferred in accumulated other comprehensive income at December 31, 2010, in earnings during the next twelve months.

The Company expects to incur additional interest expense of $63,812 over the next twelve months which is currently deferred in accumulated other comprehensive income. This amount reflects the current fair value at December 31, 2010, of expected additional interest payments resulting from interest rate swaps entered into to reduce the volatility of interest payments for certain parts of the Amended 2006 Credit Agreement and for future debt issuances.

As of December 31, 2010, the Company had foreign exchange derivatives with maturities of up to 59 months and interest rate swaps with maturities of up to 20 months.

20.	Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2010, 2009, and 2008 are as follows:

	Year ended December 31, 2010			Year ended December 31, 2009			Year ended December 31, 2008
		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	(15,662)	2,241	(13,421)	36,053	(16,419)	19,634	(107,316)	42,764	(64,552)
Reclassification adjustments	7,553	(1,928)	5,625	(5,971)	1,375	(4,596)	(924)	296	(628)

Total other comprehensive income (loss) relating to cash flow hedges:	(8,109)	313	(7,796)	30,082	(15,044)	15,038	(108,240)	43,060	(65,180)
Foreign-currency translation adjustment	(110,888)	—	(110,888)	82,545	—	82,545	(170,748)	—	(170,748)
Adjustments related to pension obligations	(35,654)	12,508	(23,146)	9,708	(3,927)	5,781	(28,551)	12,632	(15,919)

Other comprehensive income (loss)	$(154,651)	$12,821	$(141,830)	$122,335	$(18,971)	$103,364	$(307,539)	$55,692	$(251,847)

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

21.	Business Segment Information

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

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	North		Segment
	America	International	Total	Corporate	Total

2010
Net revenue external customers	$8,129,737	$3,923,301	$12,053,038	$452	$12,053,490
Inter-segment revenue	5,419	88,965	94,384	(94,384)	—

Revenue	8,135,156	4,012,266	12,147,422	(93,932)	12,053,490

Depreciation and amortization	(287,062)	(207,072)	(494,134)	(9,090)	(503,224)

Operating Income	1,385,651	677,630	2,063,281	(139,476)	1,923,805

Segment assets	11,720,495	4,787,479	16,507,974	586,687	17,094,661
thereof investments in equity method investees	243,452	6,921	250,373	—	250,373
Capital expenditures, acquisitions and investments(1)	524,330	608,263	1,132,593	155,374	1,287,967
2009
Net revenue external customers	$7,611,500	$3,635,373	$11,246,873	$604	$11,247,477
Inter-segment revenue	2,752	77,856	80,608	(80,608)	—

Revenue	7,614,252	3,713,229	11,327,481	(80,004)	11,247,477

Depreciation and amortization	(264,785)	(183,405)	(448,190)	(8,895)	(457,085)

Operating Income	1,249,769	636,665	1,886,434	(130,838)	1,755,596

Segment assets	11,202,999	4,253,058	15,456,057	365,258	15,821,315

thereof investments in equity method investees	—	5,795	5,795	—	5,795
Capital expenditures, acquisitions and investments(2)	422,537	338,000	760,537	1,182	761,719
2008
Net revenue external customers	$7,005,401	$3,606,270	$10,611,671	$652	$10,612,323
Inter-segment revenue	2,100	82,283	84,383	(84,383)	—

Revenue	7,007,501	3,688,553	10,696,054	(83,731)	10,612,323

Depreciation and amortization	(238,300)	(169,999)	(408,299)	(7,372)	(415,671)

Operating Income	1,168,173	616,034	1,784,207	(111,775)	1,672,432

Segment assets	10,960,264	3,557,247	14,517,511	402,165	14,919,676
thereof investments in equity method investees	—	4,396	4,396	—	4,396
Capital expenditures, acquisitions and investments(3)	497,612	358,930	856,542	107,287	963,829

(1)	North America, International and Corporate acquisitions exclude $122,847, $32,935 and $2,125, respectively, of non-cash acquisitions and investments for 2010.

(2)	International acquisitions exclude $4,151 of non-cash acquisitions for 2009.

(3)	North America and International acquisitions exclude $22,542 and $24,710, respectively, of non-cash acquisitions and investments for 2008.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		North	Rest of
	Germany	America	the World	Total

2010
Net revenue	$374,883	$8,129,737	$3,548,870	$12,053,490
Long-lived assets	471,537	9,236,166	2,139,877	11,847,580
2009
Net revenue	$358,060	$7,611,500	$3,277,917	$11,247,477
Long-lived assets	350,194	8,864,165	1,809,114	11,023,473
2008
Net revenue	$350,995	$7,005,401	$3,255,927	$10,612,323
Long-lived assets	306,963	8,706,790	1,597,576	10,611,329

22.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	2010	2009	2008

Supplementary cash flow information:
Cash paid for interest	$264,525	$332,731	$357,295

Cash paid for income taxes(1)	$520,766	$425,945	$343,224

Cash inflow for income taxes from stock option exercises	$13,313	$8,123	$7,132

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(668,198)	$(241,745)	$(129,711)
Liabilities assumed	102,698	20,574	9,858
Noncontrolling interests	36,141	35,448	(3,706)
Notes assumed in connection with acquisition	31,666	4,151	2,490

Cash paid	(497,693)	(181,572)	(121,069)
Less cash acquired	16,318	7,059	714

Net cash paid for acquisitions	$(481,375)	$(174,513)	$(120,355)

(1)	net of tax refund

23.	Supplemental Condensed Combining Information

In June 2001 FMC Trust Finance S.à.r.l. Luxembourg III, a wholly-owned subsidiary of FMC-AG & Co. KGaA, issued euro-denominated and U.S. dollar-denominated senior subordinated debt securities, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA, D-GmbH and FMCH (D-GmbH and FMCH being the “Guarantor Subsidiaries”). The senior subordinated debt securities were issued to Fresenius Medical Care Capital Trust IV and Fresenius Medical Care Capital Trust V, statutory trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries, and the Company acquired all of the common securities of the trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiary as the issuer of the euro-denominated senior subordinated notes held by Capital Trust V.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on 6 7/8% senior notes which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries and FMC Finance VI S.A., a wholly-owned subsidiary of the Company, is the obligor on 5.50% senior notes which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries (see Note 9). The financial statements in this report present the financial condition, results of operations and cash flows of the Company, the obligor on the above-mentioned euro-denominated senior subordinated notes, on a consolidated basis as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009. The following combining financial information for the Company is as of December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010 and 2009, segregated between FMC Finance III S.A. and FMC Finance VI S.A. as issuers, the Company, D-GmbH and FMCH as guarantors, and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2010
	Issuer		Guarantors
	FMC	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Finance VI	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$—	$1,587,720	$—	$12,744,881	$(2,279,111)	$12,053,490
Cost of revenue	—	—	—	1,022,617	—	9,148,969	(2,262,817)	7,908,769

Gross profit	—	—	—	565,103	—	3,595,912	(16,294)	4,144,721

Operating expenses (income):
Selling, general and administrative	31	39	113,176	158,538	20,158	1,843,202	(10,760)	2,124,384
Research and development	—	—	—	62,435	—	34,097	—	96,532

Operating (loss) income	(31)	(39)	(113,176)	344,130	(20,158)	1,718,613	(5,534)	1,923,805

Other (income) expense:
Interest, net	(719)	(545)	39,113	2,388	56,047	192,183	(8,403)	280,064
Other, net	—	—	(1,200,299)	210,649	(664,020)	—	1,653,670	—

Income (loss) before income taxes	688	506	1,048,010	131,093	587,815	1,526,430	(1,650,801)	1,643,741
Income tax expense (benefit)	196	143	69,493	99,957	(30,025)	634,911	(196,330)	578,345

Net income (loss)	492	363	978,517	31,136	617,840	891,519	(1,454,471)	1,065,396
Net income attributable to Noncontrolling interests	—	—	—	—	—	—	86,879	86,879

Net income (loss) attributable to FMC-AG & Co. KGaA	$492	$363	$978,517	$31,136	$617,840	$891,519	$(1,541,350)	$978,517

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2009
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$1,521,831	$—	$12,041,002	$(2,315,356)	$11,247,477
Cost of revenue	—	—	997,257	—	8,734,160	(2,315,452)	7,415,965

Gross profit	—	—	524,574	—	3,306,842	96	3,831,512

Operating expenses (income):
Selling, general and administrative	28	87,774	173,215	(19,877)	1,753,586	(12,620)	1,982,106
Research and development	—	—	64,911	—	28,899	—	93,810

Operating (loss) income	(28)	(87,774)	286,448	19,877	1,524,357	12,716	1,755,596

Other (income) expense:
Interest, net	(720)	35,184	6,070	56,269	231,559	(28,399)	299,963
Other, net	—	(1,032,515)	190,345	(560,286)	—	1,402,456	—

Income (loss) before income taxes	692	909,557	90,033	523,894	1,292,798	(1,361,341)	1,455,633
Income tax expense (benefit)	197	18,419	86,728	(14,338)	518,329	(118,922)	490,413

Net income (loss)	495	891,138	3,305	538,232	774,469	(1,242,419)	965,220
Net income attributable to Noncontrolling interests	—	—	—	—	—	74,082	74,082

Net income (loss) attributable to FMC-AG & Co. KGaA	$495	$891,138	$3,305	$538,232	$774,469	$(1,316,501)	$891,138

	For the year ended December 31, 2008
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$1,745,311	$—	$11,218,494	$(2,351,482)	$10,612,323
Cost of revenue	—	—	1,082,077	—	8,215,977	(2,314,579)	6,983,475

Gross profit	—	—	663,234	—	3,002,517	(36,903)	3,628,848

Operating expenses (income):
Selling, general and administrative	93	49,245	208,299	(5,503)	1,600,385	23,658	1,876,177
Research and development	—	—	55,448	—	24,791	—	80,239

Operating (loss) income	(93)	(49,245)	399,487	5,503	1,377,341	(60,561)	1,672,432

Other (income) expense:
Interest, net	(721)	13,597	14,565	79,688	260,600	(30,987)	336,742
Other, net	—	(945,938)	255,501	(568,804)	—	1,259,241	—

Income (loss) before income taxes	628	883,096	129,421	494,619	1,116,741	(1,288,815)	1,335,690
Income tax expense (benefit)	185	65,489	114,279	(29,118)	376,169	(51,302)	475,702

Net income (loss)	443	817,607	15,142	523,737	740,572	(1,237,513)	859,988
Net income attributable to Noncontrolling interests	—	—	—	—	—	42,381	42,381

Net income (loss) attributable to FMC-AG & Co. KGaA	$443	$817,607	$15,142	$523,737	$740,572	$(1,279,894)	$817,607

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2010
	Issuer		Guarantors
	FMC	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Finance VI	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$123	$7	$147,177	$225	$—	$342,394	$32,944	$522,870
Trade accounts receivable, less allowance for doubtful accounts	—	—	—	157,755	—	2,415,503	—	2,573,258
Accounts receivable from related parties	16,542	8,971	2,418,066	667,484	441,601	2,817,556	(6,256,244)	113,976
Inventories	—	—	—	184,948	—	711,053	(86,904)	809,097
Prepaid expenses and other current assets	1	1	111,594	11,341	50	662,187	(1,943)	783,231
Deferred taxes	—	—	14,221	—	—	317,644	18,297	350,162

Total current assets	16,666	8,979	2,691,058	1,021,753	441,651	7,266,337	(6,293,850)	5,152,594
Property, plant and equipment, net	—	—	390	168,939	—	2,458,364	(100,401)	2,527,292
Intangible assets	—	—	428	65,684	—	626,432	—	692,544
Goodwill	—	—	—	65,315	—	8,075,153	—	8,140,468
Deferred taxes	—	—	9,463	4,693	—	121,875	(42,863)	93,168
Other assets	494,231	330,215	7,201,295	644,523	9,320,731	(6,911,510)	(10,590,890)	488,595

Total assets	$510,897	$339,194	$9,902,634	$1,970,907	$9,762,382	$11,636,651	$(17,028,004)	$17,094,661

Current liabilities:
Accounts payable	$—	$—	$5,738	$22,387	$—	$392,512	$—	$420,637
Accounts payable to related parties	229	—	952,141	670,613	1,538,658	3,210,393	(6,250,147)	121,887
Accrued expenses and other current liabilities	15,866	8,457	122,000	94,978	2,054	1,284,105	9,963	1,537,423
Short-term borrowings	—	—	121	—	—	670,550	—	670,671
Short-term borrowings from related parties	—	—	—	—	—	2,004	7,679	9,683
Current portion of long-term debt and capital lease obligations	—	—	106,862	—	101,145	55,975	—	263,982
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries-current portion	—	—	—	—	—	625,549	—	625,549
Income tax payable	24	144	54,366	—	—	62,360	648	117,542
Deferred taxes	—	—	—	5,513	—	27,143	(10,307)	22,349

Total current liabilities	16,119	8,601	1,241,228	793,491	1,641,857	6,330,591	(6,242,164)	3,789,723
Long term debt and capital lease obligations, less current portion	494,231	330,215	870,348	—	1,357,745	3,739,390	(2,482,253)	4,309,676
Long term borrowings from related parties	—	—	334,428	208,368	494,231	400,883	(1,437,910)	—
Other liabilities	—	—	73,382	11,241	—	184,542	24,850	294,015
Pension liabilities	—	—	4,933	143,362	—	41,855	—	190,150
Income tax payable	—	—	1,057	—	—	75,055	124,469	200,581
Deferred taxes	—	—	—	—	—	522,521	(15,625)	506,896

Total liabilities	510,350	338,816	2,525,376	1,156,462	3,493,833	11,294,837	(10,028,633)	9,291,041
Noncontrolling interests subject to put provisions	—	—	—	—	—	279,709	—	279,709
Total FMC-AG & Co. KGaA shareholders’ equity	547	378	7,377,258	814,445	6,268,549	(84,548)	(6,999,371)	7,377,258
Noncontrolling interests not subject to put provisions	—	—	—	—	—	146,653	—	146,653

Total equity	547	378	7,377,258	814,445	6,268,549	62,105	(6,999,371)	7,523,911

Total liabilities and equity	$510,897	$339,194	$9,902,634	$1,970,907	$9,762,382	$11,636,651	$(17,028,004)	$17,094,661

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2009
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$108	$24	$194	$—	$286,205	$14,694	$301,225
Trade accounts receivable, less allowance for doubtful accounts	—	—	158,089	—	2,128,308	(488)	2,285,909
Accounts receivable from related parties	16,543	1,837,748	628,819	539,867	2,600,656	(5,350,747)	272,886
Inventories	—	—	202,837	—	701,429	(82,612)	821,654
Prepaid expenses and other current assets	1	110,117	16,072	50	608,990	(5,924)	729,306
Deferred taxes	—	—	—	—	294,214	22,606	316,820

Total current assets	16,652	1,947,889	1,006,011	539,917	6,619,802	(5,402,471)	4,727,800
Property, plant and equipment, net	—	266	191,445	—	2,322,145	(94,286)	2,419,570
Intangible assets	—	622	50,263	—	808,310	—	859,195
Goodwill	—	—	3,508	—	7,507,926	—	7,511,434
Deferred taxes	—	—	—	—	91,346	(26,597)	64,749
Other assets	493,344	7,001,455	1,193,451	8,910,859	(6,023,422)	(11,337,120)	238,567

Total assets	$509,996	$8,950,232	$2,444,678	$9,450,776	$11,326,107	$(16,860,474)	$15,821,315

Current liabilities:
Accounts payable	$4	$217	$19,131	$—	$343,055	$—	$362,407
Accounts payable to related parties	200	867,147	600,951	1,500,829	2,672,902	(5,364,600)	277,429
Accrued expenses and other current liabilities	15,868	42,304	98,966	791	1,178,644	(1,020)	1,335,553
Short-term borrowings	—	130	—	—	316,214	—	316,344
Short-term borrowings from related parties	—	—	—	—	2,161	8,279	10,440
Current portion of long-term debt and capital lease obligations	—	—	—	133,866	23,768	—	157,634
Income tax payable	30	32,342	—	—	83,958	648	116,978
Deferred taxes	—	2,569	8,692	—	24,288	(2,619)	32,930

Total current liabilities	16,102	944,709	727,740	1,635,486	4,644,990	(5,359,312)	2,609,715
Long term debt and capital lease obligations, less current portion	493,344	1,063,346	—	1,576,242	4,096,766	(2,801,777)	4,427,921
Long term borrowings from related parties	—	4,543	226,936	493,344	430,743	(1,155,566)	—
Other liabilities	—	105,810	7,693	—	170,121	23,488	307,112
Pension liabilities	—	3,702	114,666	—	28,959	—	147,327
Income tax payable	—	1,139	—	—	100,917	113,865	215,921
Deferred taxes	—	6,051	3,110	—	428,448	(10,079)	427,530
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	656,096	—	656,096

Total liabilities	509,446	2,129,300	1,080,145	3,705,072	10,557,040	(9,189,381)	8,791,622
Noncontrolling interests subject to put provisions	—	—	—	—	231,303	—	231,303
Total FMC-AG & Co. KGaA shareholders’ equity	550	6,820,932	1,364,533	5,745,704	414,661	(7,671,093)	6,675,287
Noncontrolling interests not subject to put provisions	—	—	—	—	123,103	—	123,103

Total equity	550	6,820,932	1,364,533	5,745,704	537,764	(7,671,093)	6,798,390

Total liabilities and equity	$509,996	$8,950,232	$2,444,678	$9,450,776	$11,326,107	$(16,860,474)	$15,821,315

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2010
	Issuer		Guarantors
	FMC	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Finance VI	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$492	$363	$978,517	$31,136	$617,840	$891,519	$(1,454,471)	$1,065,396
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	—	(683,735)	—	(664,020)	—	1,347,755	—
Depreciation and amortization	—	—	1,452	47,161	888	476,647	(22,924)	503,224
Change in deferred taxes, net	—	—	(9,645)	(2,636)	—	30,710	(3,742)	14,687
(Gain) loss on sale of fixed assets and investments	—	—	(18)	155	—	(6,653)	—	(6,516)
Loss (gain) on investments	—	—	883	28	—	225	(1,136)	—
Compensation expense related to stock options	—	—	27,981	—	—	—	—	27,981
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	—	(11,037)	—	(289,237)	—	(300,274)
Inventories	—	—	—	6,063	—	7,082	5,181	18,326
Prepaid expenses and other current and non-current assets	—	—	(355)	804	10,725	(70,862)	(617)	(60,305)
Accounts receivable from / payable to related parties	30	(8,901)	76,758	105,072	34,394	(319,995)	103,603	(9,039)
Accounts payable, accrued expenses and other current and non-current liabilities	(6)	8,365	31,784	22,268	1,263	56,439	4,166	124,279
Income tax payable	(6)	143	24,179	—	(30,025)	(21,344)	17,419	(9,634)

Net cash provided by (used in) operating activities	510	(30)	447,801	199,014	(28,935)	754,531	(4,766)	1,368,125

Investing Activities:
Purchases of property, plant and equipment	—	—	(340)	(31,749)	—	(522,514)	30,974	(523,629)
Proceeds from sale of property, plant and equipment	—	—	30	1,099	—	14,979	—	16,108
Disbursement of loans to related parties	—	(327,045)	227,151	180	314,665	—	(214,951)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	—	(273,710)	(19,881)	—	(614,049)	143,302	(764,338)
Proceeds from divestitures	—	—	132,823	—	—	14,245	(233)	146,835

Net cash (used in) provided by investing activities	—	(327,045)	85,954	(50,351)	314,665	(1,107,339)	(40,908)	(1,125,024)

Financing Activities:
Short-term borrowings, net	—	—	—	(148,617)	—	171,078	—	22,461
Long-term debt and capital lease obligations, net	—	327,045	(146,443)	—	(285,730)	(235,418)	214,951	(125,595)
(Decrease) increase of accounts receivable securitization program	—	—	—	—	—	296,000	—	296,000
Proceeds from exercise of stock options	—	—	96,204	—	—	13,314	—	109,518
Dividends paid	(495)	—	(231,967)	—	—	(6,193)	6,688	(231,967)
Capital increase (decrease)	—	—	—	—	—	143,069	(143,069)	—
Distributions to Noncontrolling interests	—	—	—	—	—	(111,550)	—	(111,550)
Contributions from Noncontrolling interests	—	—	—	—	—	26,416	—	26,416

Net cash (used in) provided by financing activities	(495)	327,045	(282,206)	(148,617)	(285,730)	296,716	78,570	(14,717)

Effect of exchange rate changes on cash and cash equivalents	—	(4)	(104,396)	(15)	—	97,628	48	(6,739)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	15	(34)	147,153	31	—	41,536	32,944	221,645
Cash and cash equivalents at beginning of period	108	41	24	194	—	300,858	—	301,225

Cash and cash equivalents at end of period	$123	7	$147,177	$225	$—	$342,394	$32,944	$522,870

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2009
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$495	$891,138	$3,305	$538,232	$774,469	$(1,242,419)	$965,220
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(635,395)	—	(560,286)	—	1,195,681	—
Depreciation and amortization	—	1,470	38,029	888	439,196	(22,498)	457,085
Change in deferred taxes, net	—	23,191	4,707	—	(15,491)	9,595	22,002
Loss (gain) on sale of fixed assets and investments	—	—	411	—	(353)	—	58
Loss (gain) on investments	—	7,063	—	—	—	(7,063)	—
Write-off of loans from related parties	—	50	—	—	—	(50)	—
Compensation expense related to stock options	—	33,746	—	—	—	—	33,746
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(13,874)	—	(28,120)	—	(41,994)
Inventories	—	—	(27,435)	—	(49,213)	(12,285)	(88,933)
Prepaid expenses and other current and non-current assets	—	(37,138)	9,921	(18,344)	(93,954)	(7,590)	(147,105)
Accounts receivable from / payable to related parties	208	(388,546)	7,308	39,091	256,906	79,315	(5,718)
Accounts payable, accrued expenses and other current and non-current liabilities	(15)	16,210	12,731	(1,149)	38,065	5,250	71,092
Income tax payable	(160)	(23,961)	—	(14,338)	71,931	39,692	73,164

Net cash provided by (used in) operating activities	528	(112,172)	35,103	(15,906)	1,393,436	37,628	1,338,617

Investing Activities:
Purchases of property, plant and equipment	—	(152)	(65,684)	—	(537,167)	29,397	(573,606)
Proceeds from sale of property, plant and equipment	—	—	731	—	10,999	—	11,730
Disbursement of loans to related parties	—	(7,270)	178	17,240	—	(10,148)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(11,841)	(1,900)	—	(185,878)	11,506	(188,113)
Proceeds from divestitures	—	13,380	—	—	1,965	36,620	51,965

Net cash (used in) provided by investing activities	—	(5,883)	(66,675)	17,240	(710,081)	67,375	(698,024)

Financing Activities:
Short-term borrowings, net	—	(95,795)	31,716	—	10,943	(108,439)	(161,575)
Long-term debt and capital lease obligations, net	—	396,013	—	(1,334)	(261,528)	10,148	143,299
(Decrease) increase of accounts receivable securitization program	—	—	—	—	(325,000)	—	(325,000)
Proceeds from exercise of stock options	—	64,271	—	—	8,123	—	72,394
Dividends paid	(443)	(231,940)	—	—	(5,321)	5,764	(231,940)
Capital increase (decrease)	—	—	—	—	(1,874)	1,874	—
Distributions to Noncontrolling interests	—	—	—	—	(68,004)	—	(68,004)
Contributions from Noncontrolling interests	—	—	—	—	12,699	—	12,699

Net cash (used in) provided by financing activities	(443)	132,549	31,716	(1,334)	(629,962)	(90,653)	(558,127)

Effect of exchange rate changes on cash and cash equivalents	—	(14,470)	6	—	11,590	49	(2,825)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	85	24	150	—	64,983	14,399	79,641
Cash and cash equivalents at beginning of period	23	—	44	—	221,517	—	221,584

Cash and cash equivalents at end of period	$108	$24	$194	$—	$286,500	$14,399	$301,225

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

Schedule II — Valuation and Qualifying Accounts
(in thousands, except share data)

Development of allowance for doubtful accounts

	2010	2009	2008

Allowance for doubtful accounts as of January 1	$266,449	$262,836	$247,800
Change in valuation allowances as recorded in the consolidated statements of income	218,496	210,124	213,586
Write-offs and recoveries of amounts previously written-off	(205,666)	(210,166)	(192,626)
Foreign currency translation	(2,140)	3,656	(5,924)

Allowance for doubtful accounts as of December 31	$277,139	$266,449	$262,836

S-II