Form 20-F
period 2011-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2012-02-23
CIK 1333141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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
Preference Shares, no par value: 3,965,691
Ordinary Shares, no par value: 300,164,922

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
Yes ☐          No ☑

Certain Defined Terms

In this report, (1) the “Company” refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, “Information on the Company — History and Development of the Company — History” below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) “we”, “us” and “our” refers either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) “Fresenius Medical Care AG” and “FMC-AG” refers to the Company as a German stock corporation before the transformation of legal form and “FMC-AG & Co. KGaA” refers to the Company as a German partnership limited by shares after the transformation and (4) “FMCH” and “D-GmbH” refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Fresenius SE owns 100% of the share capital of our general partner and 94,003,450 ordinary shares as of February 17, 2012, 31.3% based on 300,210,259 outstanding shares, as reported herein (prior to the transformation of our legal form, it held approximately 51.8% of our voting shares). In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. Each of “Management AG,” “FMC Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. All references in this report to the notes to our financial statements are to the Notes to Consolidated Financial Statements included in this report.

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

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the expanded Medicare reimbursement system for dialysis services;

•	changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations;

•	the impact of recently enacted and possible future healthcare reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•	changes in raw material and energy costs; and

•	the financial stability and liquidity of our governmental and commercial payors.

Important factors that could contribute to such differences are noted in this report in Item 3, “Risk Factors,” in Item 4, “Information on the Company,” under “Business Overview,” in Item 5, “Operating and Financial Review and Prospects” and in Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies.”

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

The following table summarizes the consolidated financial information for our business for each of the years 2011 through 2007. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), an independent registered public accounting firm, audited these financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, “Operating and Financial Review and Prospects.”

	2011	2010	2009	2008	2007
	(in millions except share and per share amounts)

Statement of Operations Data:
Net revenues	$12,795	$12,053	$11,247	$10,612	$9,720
Cost of revenues	8,274	7,908	7,415	6,983	6,364

Gross profit	4,521	4,145	3,832	3,629	3,356
Selling, general and administrative	2,366	2,133	1,987	1,877	1,709
Research and development	111	97	94	80	67
Income from equity method investees	(31)	(9)	(5)	—	—

Operating income	2,075	1,924	1,756	1,672	1,580
Interest expense, net	297	280	300	336	371

Income before income taxes	1,778	1,644	1,456	1,336	1,209
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,071	$979	$891	$818	$717

Weighted average ordinary shares outstanding	299,012,744	296,808,978	294,418,795	293,233,477	291,929,141
Basic earnings per Ordinary share and Ordinary ADS	$3.54	$3.25	$2.99	$2.75	$2.43
Fully diluted earnings per Ordinary share and Ordinary ADS	3.51	3.24	2.99	2.75	2.42
Basic earnings per Preference share and Preference ADS	3.56	3.28	3.02	2.78	2.45
Fully diluted earnings per Preference share and Preference ADS	3.54	3.27	3.02	2.78	2.44
Dividends declared and paid per Ordinary share (€)(a)	0.65	0.61	0.58	0.54	0.47
Dividends declared and paid per Preference share (€)(a)	0.67	0.63	0.60	0.56	0.49
Dividends declared and paid per Ordinary share ($)(a)	0.93	0.77	0.78	0.85	0.64
Dividends declared and paid per Preference share ($)(a)	0.96	0.79	0.81	0.88	0.67

Balance Sheet Data at December 31:
Working capital	$1,432	$1,363	$2,118	$1,068	$833
Total assets	19,533	17,095	15,821	14,920	14,170
Total long-term debt (excluding current portion)	5,495	4,310	5,084	4,598	4,668
Shareholders’ equity	8,061	7,524	6,798	5,961	5,567
Capital Stock — Preference shares — Nominal Value	4	4	4	4	4
Capital Stock — Ordinary shares — Nominal Value	372	369	366	363	361

(a)	Amounts shown for each year from 2011 to 2007 represent dividends declared and paid in each such year with respect to our operations in the year preceding payment. Our general partner’s Management Board has proposed dividends with respect to our operations in 2011 of €0.69 per Ordinary share and €0.71 per Preference share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 10, 2012.

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

For the twelve months ended December 31, 2011, approximately 30% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. Effective January 1, 2011, Medicare implemented a new ESRD prospective payment system (“ESRD PPS”) that expands the scope of the products and services covered by the bundled rate and results in lower reimbursement per treatment than under the reimbursement system in place until December 31, 2010. Beginning in 2012, the ESRD PPS payment amounts are subject to annual adjustment based on a statutory formula reflecting increases in the costs of a “market basket” of certain healthcare items and services, less an adjustment reflecting productivity. The Centers for Medicare and Medicaid Services (“CMS”) accordingly updated ESRD PPS rates by 2.1% for 2012. For a discussion of the new ESRD PPS, see Item 5, “Operating and Financial Review and Prospects — Overview.” Effective January 1, 2012, the ESRD PPS includes a quality incentive program (“QIP”) in which full payment of the Medicare ESRD rate to a dialysis facility is contingent upon such dialysis facility’s achievement of certain minimum performance criteria, focusing in 2012 on anemia management and dialysis adequacy and in subsequent years on additional measures to determine whether dialysis patients are receiving high quality care. Failure to achieve these minimum criteria in any year subjects the facility to up to a 2% reduction in Medicare reimbursement two years later. Reimbursement in 2012 is dependent in part upon quality achievements in 2010 and is based on three quality standards. On December 15, 2011, CMS released QIP reduction reimbursement amounts. The Company expects that the impact of these reductions on the Company’s earnings will not be material. CMS changed the QIP performance measures for 2013 by retiring the lower level of the anemia management range and equally weighting the upper level of such range and hemodialysis adequacy. For 2014, CMS has adopted four additional measures to determine whether dialysis patients are receiving high quality care. The new measures include (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels. A material failure by the Company to achieve the minimum clinical quality standards under the QIP could materially and adversely affect the Company’s business, financial condition and results of operations.

A change in the utilization of EPO could materially reduce our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for EPO could reduce our revenues and operating profit.

Synthetic erythropoietin, or EPO, is produced in the U.S. by a single source manufacturer, Amgen Inc., under the brand names Epogen (epoeitin alfa) and Aranesp (darbepoetin alfa). Our supply contract for EPO with Amgen USA, Inc., a subsidiary of Amgen, Inc., covers the period from January 1, 2012 to December 31, 2014. Pricing is based on Amgen’s list price for EPO and is subject to change within certain parameters. Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) a reduction of the current overfill amount in EPO vials that we currently use (liquid medications, such as EPO, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), (ii) an interruption of supply of EPO, or (iii) material increases in the utilization of or acquisition costs for EPO. Under the ESRD PPS effective January 1, 2011, payment for EPO is included in the bundled rate; previously, it was reimbursed separately.

If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.

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

The Company’s medical and pharmaceutical products are subject to detailed, rigorous and frequently changing regulation by the U.S. Food and Drug Administration (“FDA”), and numerous other national, supranational, federal and state authorities. These regulations include, among other things, regulations regarding manufacturing practices, product labeling, quality control, quality assurance, advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. We cannot assure that all necessary regulatory approvals for new products or product improvements will be granted on a timely basis or at all. In addition, the Company’s facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA and comparable regulatory authorities outside the U.S. may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of our products and those of our suppliers. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, they could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, injunctions, civil penalties, seizures of the Company’s products and criminal prosecution as well as other dissemination of information to the public about such regulatory actions. These actions could result in, among other things, substantial modifications to the Company’s business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company’s business and have a material adverse effect on the Company’s business, financial condition and results of operations.

We rely upon the Company’s management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations. If employees were to deliberately, recklessly or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our sales. If we fail to identify in our diligence process and promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.

By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “qui tam” or “whistle blower” actions brought by private plaintiffs under the False Claim Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs, including a suit in which a judgment for $82.6 million has been entered against us under the False Claims Act, which we have appealed. For information about certain of these pending investigations and lawsuits, see Note 20 of the Notes to our Consolidated Financial Statements, “Commitments and Contingencies — Other Litigation and Potential Exposures.”

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene the Company’s compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

If our joint ventures violate the law, our business could be adversely affected.

A number of the dialysis centers we operate are owned by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We will acquire additional joint venture interests in the Liberty Acquisition. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti- Kickback Statute, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute or the Stark Law, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from Medicare, Medicaid and other U.S. federal and state healthcare programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

Proposals for healthcare reform, or relating to regulatory approvals, could decrease our revenues and operating profit.

Many of the countries in which we operate have been considering proposals to modify their current healthcare systems to improve access to health care and to control costs. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

In recent years, significant healthcare reform legislation and other budgetary legislation affecting or that could potentially affect healthcare reimbursement has been enacted in the United States. Such legislation includes:

•	The Medicare Improvements for Patients and Providers Act of 2008, or “MIPPA;”

•	The Patient Protection and Affordable Care Act, enacted in March 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “ACA”);

•	the U.S. Budget Control Act of 2011 (“Budget Control Act”) enacted in August 2011; and

•	the Temporary Payroll Tax Cut Continuation Act of 2011 enacted in December 2011.

See Item 4, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement” and “— Healthcare reform:” and Item 5, “Operating and Financial Review and Prospects — Financial Condition and Results of Operations — Overview” for information regarding the impact of the ESRD PPS on our business, our efforts to mitigate some of its effects, and the anticipated effects of ACA on our business, as well as additional information regarding the legislation and other matters discussed above.

In addition, there may be legislative or regulatory proposals that could affect FDA procedures or decision-making for approving medical or pharmaceutical products. Any such legislation or regulations, if adopted, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse effect on our business, financial condition and results of operations.

Further changes in the U.S. healthcare reforms may be debated by Congress. Certain forces in Congress are interested in repealing all or part of ACA and the Supreme Court has agreed to hear cases challenging it on March 26-28, 2012. Whether significant changes in policy will result is unknown. Changes, if any, that may result from these events could, depending on the details, have positive or adverse effects, possibly material, on our businesses and results of operations. Any significant healthcare reforms that substantially change the financing and regulation of the healthcare industry in countries in which we operate could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

A significant portion of our North American profits are dependent on the services we provide to a minority of our patients who are covered by private insurance.

In recent reviews of dialysis reimbursement, the Medicare Payment Advisory Commission, also known as MedPAC, has noted that Medicare payments for dialysis services are lower than the average costs that providers incur to provide the services. Since Medicaid rates are comparable to those of Medicare and because Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), the amount we receive from Medicare and Medicaid is less than our average cost per treatment. As a result, the payments we receive from private payors both subsidize the losses we incur on services for Medicare and Medicaid patients and generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 76% of the patients to whom we provide care in North America but that for 2011, we derived only 52% of our North America Dialysis Care net revenues from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 24% of our patients reduce their payments for our services, or if we experience a material shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would materially decrease.

Over the last few years, we have generally been able to implement modest annual price increases for private insurers and managed care organizations, but government reimbursement has remained flat or has been increased at rates below typical consumer price index (“CPI”) increases. Under the new ESRD PPS expanded “bundled” payment system) implemented on January 1, 2011, Medicare payment rates will be updated annually based on the CPI, but they will subject to a downward adjustment, expected to be in the vicinity of one percentage point, to reflect productivity improvements. There can be no assurance that we can achieve future price increases from private insurers and managed care organizations comparable to those we have historically received. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results. Any reduction in our ability to attract private pay patients to utilize our dialysis services relative to historical levels could adversely impact our operating results. Any of the following events, among others, could have a material adverse effect on our operating results:

•	a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by managed care organizations, which generally have lower rates for our services; or

•	a portion of our business that is currently reimbursed by private insurers at rates based on our billed charges may become reimbursed under contracts at lower rates.

We are exposed to product liability, patent infringement and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.

Healthcare companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure you that such claims will not be asserted against us; for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies.”

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

The Company is vigorously defending certain patent infringement lawsuits described in Note 20 of the Notes to Consolidated Financial Statements, “Legal Proceedings — Commercial Litigation”. While we believe we have valid defenses to these claims, an adverse determination in any of these matters could have a material adverse effect on the Company’s business, financial condition and results of operations.

Our growth depends, in part, on our ability to continue to make acquisitions.

The healthcare industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed by the United States or other countries’ competition laws or under our credit documents. We financed our acquisition of International Dialysis Centers (“IDC”) and American Access Holdings, LLC (“AAC”), using cash from operations, available borrowing capacity and debt. We expect to finance the Liberty Dialysis Holdings acquisition (see Item 4, “Information on the Company — History and Development of the Company — History”) from cash from operations and debt. If we make future acquisitions, we may need to borrow additional debt or assume significant liabilities, either of which might increase our financial leverage and cause the prices of our debt securities to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company’s infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities not disclosed by the seller or not uncovered during due diligence. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

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

We operate dialysis clinics in approximately 40 countries and sell a range of equipment, products and services to customers in more than 120 countries. Our international operations are subject to a number of risks, including but not limited to the following:

•	the economic situation in developing or other countries could deteriorate;

•	fluctuations in exchange rates could adversely affect profitability;

•	we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•	political, social or economic instability, especially in developing and newly industrializing countries, could disrupt our operations;

•	some customers and governments could increase their payment cycles, with resulting adverse effects on our cash flow;

•	some countries could impose additional or higher taxes or restrict the import of our products;

•	we could fail to receive or could lose required licenses, certifications or other regulatory approvals for the operation of subsidiaries or dialysis clinics, sale of equipment, products, services or acquisitions;

•	civil unrest, turmoil, or outbreak of disease in one of more countries in which we have material operations or material product revenue;

•	differing labor regulations and difficulty in staffing and managing geographically widespread operations;

•	different or less robust regulatory regimes controlling the protection of our intellectual property; and

•	transportation delays or interruptions.

International growth and expansion into emerging markets, such as China, Eastern Europe, the Middle East and Africa, could cause us difficulty due to greater regulatory barriers than in the United States or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, and political systems and conditions. For example, unstable political conditions or civil unrest could negatively impact our operations and sales in a region or our ability to collect receivables or reimburements or operate or execute projects in a region.

Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.

If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing or prescribing our dialysis products, our revenues would decrease.

Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the transfer of our existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other healthcare institutions. If a significant number of physicians, hospitals or other healthcare institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.

The decision to purchase or prescribe our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or recommendations from other sources for purchases of our products or ancillary services, or an increase in recommendations for our products and/ or lab services covered by the Medicare expanded bundled rate would reduce our dialysis product and other services revenue, and would materially adversely affect our business, financial condition and results of operations.

Our pharmaceutical product business could lose sales to generic drug manufacturers or new branded drugs.

Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. We are obligated to make certain minimum annual royalty payments under certain of our pharmaceutical product license agreements, irrespective of our annual sales of the licensed products. Either the expiration or loss of patent protection for one of our products, or the “at-risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products, the launch of new branded drugs that compete with one or more of our products or the launch of new branded drugs that compete with one or more of our products, could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period, which could materially and adversely affect our business, financial condition and results of operations.

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

There was a material deterioration of the global economy and tightening of the financial markets in 2008 and 2009. Although there was some improvement in the global economy and financial markets in 2010 and 2011, the overall global economic outlooks remains uncertain. The recent downgrading of credit ratings by Standard & Poor’s, Moody’s and Fitch of many countries and financial institutions has added to this uncertainty. We depend on the financial markets for access to capital, as do our renal product customers and commercial healthcare insurers. Limited or expensive access to capital could make it more difficult for these customers to do business with us, or to do business generally, which could adversely affect our businesses. The continuation, or worsening, of domestic and global economic conditions could continue to adversely affect our businesses and results of operations.

Market developments and government actions regarding the sovereign debt crisis in Europe could adversely affect our business, financial condition, results of operations and liquidity.

Global markets and economic conditions recently have been negatively impacted by concern regarding the ability of certain European Union member states and other countries to service their sovereign debt obligations. If the fiscal obligations of these countries continue to exceed their fiscal revenue, taking into account the reactions of the credit and swap markets, the ability of such countries to service their debt in a cost efficient manner could be impaired. The continued uncertainty over the outcome of various international financial support programs and the possibility that other countries may experience similar financial pressures could further disrupt global markets. We have exposure to government obligations, principally for accounts receivable from public healthcare organizations in such countries. We presently expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International segment in the immediate future. However, continued adverse conditions in these countries for an extended period of time could adversely affect collection of our accounts receivable in these countries, which in turn could adversely affect our business, financial condition, results of operations and liquidity, particularly in our International segment.

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

We are in dispute with the German tax authorities and the U.S. Internal Revenue Service (IRS) on certain tax deductions disallowed in past and current tax audits and from time to time with other jurisdictions. We are also subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits and we may be subject to additional unfavorable adjustments and disallowances. We are contesting, and in some cases appealing certain of the unfavorable determinations. If our objections, audit appeals or court claims are unsuccessful, we could be required to make additional tax payments, which could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. See Item 5, “Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Liquidity” as well as Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies — Legal Proceedings.”

Risks Relating to our Securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

At December 31, 2011, we had consolidated debt of $7,211 million and consolidated total shareholders’ equity of $8,061 million. Additionally, in January 2012, we issued approximately $1,800 million principal amount of Senior Notes, see Note 2 of the Notes to the Consolidated Financial Statements, “Subsequent Events.” Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

Our Amended 2006 Senior Credit Agreement, Senior Notes, European Investment Bank (“EIB”) Agreements and Euro Notes include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of EBITDAR — consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) plus rent — to consolidated fixed charges (interest, rent, scheduled debt maturities, restrictive payments and cash tax payments)) and we are subject to a maximum consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

Our Amended 2006 Senior Credit Agreement and the indentures related to our Senior Notes includes other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations

Fresenius SE owns 100% of the shares in the General Partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

Fresenius SE owns approximately 31.3% of our voting ordinary shares as of February 17, 2012, and 100% of the outstanding shares of the General Partner of the Company. As the sole shareholder of Management AG, the General Partner of the Company, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the management board of the General Partner. The management board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE’s consent, either or both of which could adversely affect the prices of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.

Under the pooling agreement that we have entered into for the benefit of minority holders of our ordinary shares and holders of our preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC, to prepare annual and quarterly financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”), and to file information with the SEC with respect to annual and general meetings of our shareholders. These pooling agreements also require that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors to certain transactions between us and Fresenius SE and its affiliates.

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

On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting (“EGM”) held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG’s legal form was changed from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Management AG, a subsidiary of Fresenius AG (now Fresenius SE & Co. KGaA), the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Shareholders in FMC-AG & Co. KGaA participate in all economic respects, including profits and capital, to the same extent and (except as modified by the share conversion described below) with the same number of ordinary and preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form.

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

Since 2006, we have expanded the renal pharmaceuticals portion of our product business. In 2006, we acquired PhosLo®, a phosphate binder. In 2008, we entered into license and distribution agreements to market and distribute intravenous iron products such as Venofer®, and Injectafer® (in the U.S.), and Ferinject (outside of the U.S.) for dialysis treatment. In December 2010, we formed a new renal pharmaceutical company with one of the licensors, Galenica Ltd., named Vifor Fresenius Medical Care Renal Pharma Ltd. (“VFMCRP”), to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. In October 2011, we received European antitrust approval for VFMCRP which allowed VFMCRP to proceed with a targeted expansion of its global operations on November 1, 2011. We own 45% of the shares of VFMCRP. See the discussion of “Renal Pharmaceuticals” below.

In 2010, we acquired Asia Renal Care Ltd., the second largest dialysis and related services provider in the Asia-Pacific Region with more than 80 clinics treating about 5,300 patients, Kraevoy Nefrologocheskiy Centr, a private operator of dialysis clinics in Russia’s Krasnodar region treating approximately 1,000 patients in 5 clinics, and Gambro AB’s worldwide peritoneal dialysis business, serving over 4,000 patients in more than 25 countries. In 2011, we acquired IDC, the dialysis service business of Euromedic International, with over 8,200 hemodialysis patients and 70 clinics in nine countries, principally in Central and Eastern Europe and, American Access Centers, which operates 28 free-standing vascular access centers, which provided us with critical mass in our vascular access business. In addition, on August 1, 2011, we entered into a definitive merger agreement for the acquisition of Liberty Dialysis Holdings, Inc. (“Liberty Dialysis”), a Delaware corporation with principal offices in Mercer Island, Washington and the owner of all of the business of Liberty Dialysis, Inc. and 51% of Renal Advantage, Inc., for an all cash purchase price, including assumed debt, of approximately $1.7 billion (the “Liberty Acquisition”). Prior to entering into the merger agreement for the Liberty Acquisition, we owned 49% of Renal Advantage, Inc. As of August 1, 2011, Liberty Dialysis provided dialysis and ancillary services to over 19,000 patients through more than 260 outpatient dialysis clinics in the U.S. We anticipate that the Liberty Acquisition will increase our annual revenue by approximately $1.0 billion before the anticipated divestiture of some centers, which is a condition of government approval of the transaction. We expect that the acquisition will be accretive to our earnings in the first year after closing of the transaction. Completion of the acquisition remains subject to governmental approvals (including termination or expiration of the waiting period under the federal antitrust laws and other customary closing conditions), but is expected to be completed in the first quarter of 2012, although there can be no assurance that we will complete the acquisition of Liberty Dialysis during this time.

All share and per share amounts in this report for the year 2007 have been restated to reflect our three-for-one share split completed June 15, 2007.

Capital Expenditures

We invested, by business segment and geographical areas, the amounts shown in the table below during the twelve month periods ended December 31, 2011, 2010, and 2009.

	Actual
	2011	2010	2009
	(in millions)

Capital expenditures for property, plant and equipment
North America	$238	$212	$212
International	201	188	202
Corporate	159	123	160

Total Capital Expenditures	$598	$523	$574

Acquisitions and Investments
North America	$824	$359	$124
International	1,186	405	66
Corporate	6	158	2

Total Acquisitions and Investments	$2,016	$922	$192

For additional information regarding our capital expenditures, see Item 4. B, “Business Overview — Acquisitions and Investments” and Item 5.B, “Operating and Financial Review and Prospects — Liquidity — Investing.”

B.	Business Overview

Our Business

Based on publicly reported sales and number of patients treated, we are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At December 31, 2011, we provided dialysis treatment to 233,156 patients in 2,898 clinics worldwide located in approximately 40 countries. In the U.S. we also provide inpatient dialysis services and other services under contract to hospitals. In 2011, we provided 34,388,422 million dialysis treatments, an increase of approximately 9% compared to 2010. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in more than 120 countries. For the year ended December 31, 2011, we had net revenues of $12.8 billion, a 6% increase (5% in constant currency, see item 5, “Operating and Financial Review and Prospects — Non U.S. GAAP Measures — Constant Currency”) over 2010 revenues. We derived 64% of our revenues in 2011 from our North America operations and 36% from our international operations, which include our operations in Europe (23%), Latin America (5%) and Asia-Pacific (8%). Our ordinary shares and our preference shares are listed on the Frankfurt Stock Exchange and American Depositary Receipts evidencing our ordinary shares and our preference shares on the New York Stock Exchange, and on February 17, 2012, we had a market capitalization of $22 billion.

We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

We estimate that in 2011, the value of the global dialysis market was approximately $75 billion and grew at 4%, adjusted for foreign currency translation effects. Approximately $62 billion represents dialysis services, including the administration of dialysis drugs, and approximately $13 billion represents sales of dialysis products. The following table summarizes net revenues for our North America segment and our International segment in our major categories of activity, dialysis care and dialysis products for the three years ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
	(in millions)

North America
Dialysis Care	$7,337	$7,303	$6,794
Dialysis Products	813	827	818

	8,150	8,130	7,612
International
Dialysis Care	2,170	1,767	1,556
Dialysis Products	2,458	2,156	2,079

	4,628	3,923	3,635

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

To obtain and manage this information, Fresenius Medical Care has developed an internal information tool called Market & Competitor Survey (the “MCS”). The MCS is used within the Company as a tool to collect, analyze and communicate current, accurate and essential information on the dialysis market, developing trends, the market position of Fresenius Medical Care and those of its competitors. Country — by — country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESRD, the treatment modality selected, products used, treatment location and the structure of ESRD patient care providers. The survey has been refined over the years to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors.

Except as otherwise specified below, all patient and market data in this Report have been derived using our MCS.

End-Stage Renal Disease

ESRD is the stage of advanced chronic kidney disease characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. Most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. A number of conditions — diabetes, hypertension, glomerulonephritis and inherited diseases — can cause chronic kidney disease. The majority of people with ESRD acquire the disease as a complication of one or more of these primary conditions.

There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. Therefore, most patients suffering from ESRD rely on dialysis.

We estimate that at the end of 2011, there were approximately 2.78 million ESRD patients worldwide, of which approximately 618,000 were living with a transplanted kidney. For many years the number of donated organs worldwide has continued to be significantly lower than the number of patients on transplant waiting lists. Consequently, less than one quarter of the global ESRD population lives with a donor organ and the remainder receive renal replacement therapy in the form of dialysis. Despite ongoing efforts by many regional initiatives to increase awareness of and willingness for kidney donation, the distribution of patients between the various treatment modes has remained nearly unchanged over the past ten years. In both the U.S. and Germany, approximately 30% of all ESRD patients live with a functioning kidney transplant and approximately 70% require dialysis.

There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” Of the estimated 2.16 million dialysis patients treated in 2011, approximately 1.92 million received HD and about 237,000 received PD. Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs. The number of dialysis patients grew by approximately 6% in 2011.

The present annual patient growth rate in North America, the largest dialysis market, is approximately 5% per year, while in many developing countries we see annual growth rates of 10% or more. We believe that worldwide growth will continue at around 6% per year. At the end of 2011, there were approximately 517,000 patients in North America (including Mexico), approximately 329,000 dialysis patients in the 27 countries of the European Union (E.U.), approximately 266,000 patients in Europe (excluding the E.U. countries), the Middle East and Africa, approximately 225,000 patients in Latin America (excluding Mexico), and approximately 820,000 patients in Asia (including 304,000 patients in Japan).

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

We estimate that about 20% of worldwide patients are treated in the U.S., around 15% in E.U. and approximately 14% in Japan. The remaining 51% of all dialysis patients are distributed throughout approximately 120 countries in different geographical regions.

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

Patients can receive treatment at a clinic run by (1) a public center (government or government subsidiary owned/run), (2) a healthcare organization (non-profit organizations for public benefit purposes), (3) a private center (owned or run by individual doctors or a group of doctors) or (4) a company-owned clinic, including multi-clinic providers (owned or run by a company such as Fresenius Medical Care). There were approximately 5,800 Medicare-certified ESRD treatment clinics in the U.S. in 2011 with only around 1% of patients receiving care in public centers. In 2011, there were approximately 5,400 dialysis clinics in the E.U. treating dialysis patients. In the E.U., approximately 44% of dialysis patients received care through public centers, approximately 13% through centers owned by healthcare organizations, approximately 21% through private centers and approximately 22% through company-owned clinics, such as ours. In Latin America, private centers and company-owned clinics predominated, caring for over 84% of all dialysis patients. In Japan, nephrologists (doctors who specialize in the treatment of renal patients) cared for around 80% of the population in their private centers.

Among company-owned clinics, the two largest providers are Fresenius Medical Care, caring for approximately 233,000 patients and DaVita, caring for approximately 138,000 patients at the end of 2011. All other company-owned clinics care for less than 20,000 patients each.

Of the approximately 2.158 million patients who received dialysis care in 2011, more than 89% were treated with hemodialysis. Hemodialysis patients represented about 93% of all dialysis patients in the U.S., approximately 97% of all dialysis patients in Japan, and, 92% in the E.U. and 85% in the rest of the world. Within the 15 largest dialysis countries (measured by number of patients) that account for approximately 74% of the world dialysis population, hemodialysis is the predominant treatment method in all countries, except Mexico. Based on these data, it is clear that hemodialysis is the dominant therapy method worldwide.

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

Our Strategy and Competitive Strengths

Growth Objectives

Goal 13 is our long-term strategy for sustained growth through 2013. Goal 13 includes the following annual objectives for the years 2012 and 2013:

	Actual 2011	Annual objectives for the years 2011-2013

Annual revenue growth1)	5%	6-8%
Annual average interest rate	5.3%	6.0-6.5%
Operating income margin	16.2% (16.0% in 2010)	Incremental increases of 10-20 basis points per annum
Effective tax rate	34%	35-36%
Net income attributable to shareholders of FMC AG & Co. KGaA (annual growth in %)	9%	High single to low double digits
Earnings per share (annual growth in %)	9%	High single to low double digits
Cash flow from operations2)	11%	> 10%
Capital expenditures and acquisitions2)	18%	> 7%

1)	in constant currency (See “Item 5 — Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Non-U.S. GAAP measures — Constant Currency)

2)	As a percent of revenue.

Growth Paths

We have established four paths that the Company continues to follow in order to perform successfully in a broader spectrum of the global dialysis market and to achieve our growth and profitability objectives. In September 2010, we presented a mid-term strategy with defined targets in the form of GOAL 13, drawing upon the previous growth strategy GOAL 10. GOAL 13 stands for “Growth Opportunities to Assure Leadership in 2013” and describes the four paths that Fresenius Medical Care follows:

Path 1: Organic Growth

For this path, we will continue to offer integrated, innovative treatment concepts, such as UltraCare, NephroCare and our recently introduced Protect, Preserve and Prolong (“P3”) comprehensive PD therapy program, and combine these treatments with our dialysis drugs, for example. With these measures, we want our portfolio of services to stand out from those of our competitors. In addition, we plan to increase our growth in revenue by opening around 50-100 new dialysis clinics annually over the next years

We also intend to continue to innovate with dialysis products. High-quality products such as our recently introduced Cordiax dialzers and the 2008T, 2008k@home and 4008S classic HD machines as well as the 5008 therapy system in addition to cost-effective manufacturing are intended to contribute significantly to the further growth of our dialysis products sector.

Path 2: Acquisitions

With our long-term growth objectives and our aim to boost profitability in mind, we regularly investigate possible acquisitions to selectively expand our dialysis clinic network. We intend to make attractive, targeted acquisitions broadening our network of dialysis clinics. In North America we want to expand our clinic network in particularly attractive regions. The announced acquisition of Liberty Dialysis is an excellent example of this type of expansion although future acquisitions in North America will have a smaller financial scope. Outside the North America, we intent to participate in the privatization process of healthcare systems and seed to achieve above-average growth in Easter Europe and Asia; acquisition will support these activities. See Item 4, “Information on the Company — History and Development of the Company — History.”

Path 3: Horizontal Expansion

In 2006, we increased our activities in some areas of dialysis medication and intend to continue to do so in the future. Initially, we focused on drugs regulating patients’ mineral and blood levels, including phosphate binders, iron and Vitamin D supplements and calcimimetics. High phosphate levels in the blood can lead to medium-term damage to patients’ bones and blood vessels. To this end, we acquired PhosLo® , a phosphate binder, and we entered into license and distribution agreements to market and distribute intravenous iron products such as Venofer®, Injectafer® in the U.S., and Ferinject outside of the U.S. for dialysis treatment. In December 2010, we expanded upon those agreements by forming a new renal pharmaceutical company, VFMCRP, designed to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. We own 45% of the shares of the new company. See the discussion of “Renal Pharmaceuticals” below.

Path 4: Home Therapies

Around 11% of all dialysis patients perform dialysis at home, principally PD, with the remaining 89% treated in clinics. Still, we aim to achieve a long-term leading global position in the relatively small field of home therapies, including peritoneal dialysis and home hemodialysis. In November 2011, we introduced in North America the 2008K@home, a hemodialysis machine for use in the patient’s home. The 2008K@home received FDA clearance for use earlier in 2011. We can also achieve this goal by combining our comprehensive and innovative product portfolio with our expertise in patient care. In 2007 we acquired Renal Solutions, Inc. which owns technology that can be utilized to significantly reduce water volumes used in hemodialysis, an important step in advancing home hemodialysis, and in March 2010, a subsidiary of FMCH purchased substantially all the assets of Xcorporeal, Inc. (“Xcorporeal”) and National Quality Care, Inc. (“NQCI”). Xcorporeal, under license from NQCI, has completed functional prototypes of a portable artificial kidney for attended and home dialysis care and has demonstrated a feasibility prototype of a wearable artificial kidney.

We expect these strategic steps, expansion of our product portfolio horizontally through an increase of our dialysis drug activities (Path 3), further development of our home therapies (Path 4) and organic growth (Path 1), to produce average annual revenue growth of about 6% to 8% through 2013. Between 2012 and 2013, we expect annual net income attributable to shareholders of FMC AG & Co. KGaA and earnings per share growth, in percent, in the high single to low double digits.

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

Our Full Spectrum of Dialysis and Laboratory Services

We provide expanded and enhanced patient services, including renal pharmaceutical products and in the United States, laboratory services, to both our own clinics and those of third parties. We have developed disease state management methodologies, which involve the coordination of holistic patient care for ESRD patients and which we believe are attractive to managed care payors. We provide ESRD and chronic kidney disease management programs to about 4,000 patients. In the United States, we also operate surgical centers for the management and care of vascular access for ESRD patients, which can decrease hospitalization.

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

Dialysis Care

Dialysis Services

We provide dialysis treatment and related laboratory and diagnostic services through our network of 2,898 outpatient dialysis clinics, 1,838 of which are in North America (including Mexico) and 1,060 of which are in 40 countries outside of North America. Our operations within North America generated 77% of our 2011 dialysis care revenue and our operations outside North America generated 23%. Our dialysis clinics are generally concentrated in areas of high population density. In 2011, we acquired a total of 119 existing clinics, opened 64 new clinics and sold or consolidated 29 clinics. The number of patients we treat at our clinics worldwide increased by about 9%, from 214,648 at December 31, 2010 to 233,156 at December 31, 2011. For 2011, dialysis services accounted for 74% of our total revenue.

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

As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S. These services include administering EPO, a synthetic engineered hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience. We administer EPO to most of our patients in the U.S. Amgen Inc. is the sole manufacturer of EPO in U.S. and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current sourcing and supply contract with Amgen for EPO covers the period from January 1, 2012 to December 2014. Prior to January 1, 2011, when the ESRD PPS became effective, administration of EPO was separately billable under the composite rate payment system then in effect, and reimbursement for EPO represented a significant part of our dialysis care revenue. Starting January 2011, ESAs such as EPO are included in the expanded ESRD PPS bundled rate. A material increase in our utilization or acquisition cost for EPO without an increase in the ESRD PPS bundled reimbursement rate could materially adversely affect our financial condition and results of operations.

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

In the more than 40 countries outside North America in which we currently operate or manage dialysis clinics we face legal, regulatory and economic environments varying significantly from country to country. These individual environments can affect all aspects of providing dialysis services including our legal status, the extent to which we can provide dialysis services, the way we have to organize these services and the system under which we are reimbursed. (See “— Regulatory and Legal Matters — Reimbursement — International (Including Germany and Other Non-U.S.)” for further discussion of reimbursement.) Our approach to managing this complexity utilizes local management to ensure the strict adherence to the individual country rules and regulations and international functional departments supporting country management with processes and guidelines enabling the delivery of the highest possible quality level of dialysis treatment. We believe that with this bi-dimensional organization we will be able to provide superior care to dialysis patients under the varying local frameworks leading to improved patient well-being and to lower social cost.

Fresenius UltraCare® Program

The UltraCare® program of our North America dialysis services group represents our commitment to deliver excellent care to patients through innovative programs, state-of-the art technology, continuous quality improvement and a focus on superior patient service. It combines our latest product technology with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® single use dialyzers are combined with our 2008tm Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. The UltraCare® program also includes an annual training program for staff recertification. In 2008 we launched UltraCare® at Home tm which emphasizes patient-centered care: offering the full range of treatment modalities coupled with superior customer service for patients desiring care in the home setting.

Laboratory Services

We have full service laboratories that support the needs of our patients in the U.S. and we also provide laboratory testing and marketing services in the U.S. through Spectra Laboratories (“Spectra”). Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal.

Acquisitions and Investments

A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire healthcare businesses, particularly dialysis clinics, on reasonable terms. Worldwide, physicians own many dialysis clinics that are potential acquisition candidates for us. In the U.S., doctors might decide to sell their clinics to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors might determine to sell to us and/or enter into joint ventures or other relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services. Privatization of health care in Eastern Europe and Asia could present additional acquisition opportunities.

During 2011 and 2010, we had total acquisitions and investments of $2,016 million and $922 million, respectively. Of the total 2011 acquisitions and investments, the cash consideration amounted to approximately $1,785 million, primarily for acquisitions of International Dialysis Centers, the dialysis service business of Euromedic International, and American Access Care Holdings, LLC, which operates vascular access centers, for loans provided to, as well as the purchase of a 49% ownership of, the related party Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, and through payments for the extension of the activities of VFMCRP, our renal pharmaceutical joint venture with Galenica. In 2010, the cash consideration amounted to $764 million, primarily in connection with the formation of VFMCRP, the acquisition of Asia Renal Care Ltd. and Gambro’s peritoneal dialysis business outside the United States and a €100 million short term investment with banks. We continued to enhance our presence outside the U.S. in 2011. During 2011, we entered into a definitive agreement for a significant acquisition in Eastern Europe and expanded our presence in the field of vascular access centers. We also acquired individual or small groups of dialysis clinics in selected markets, expanded existing clinics and opened new clinics. For further discussion of our 2011 acquisitions and investments, see “Information on the Company — History and Development of the Company — History,” above and “— Our Strategy and Competitive Strengths-Growth Paths — Path 3-Horizontal Expansion” and “Renal Pharmaceuticals” above.

On August 1, 2011, we entered into a definitive merger agreement for the Liberty Acquisition for an all cash purchase price, including assumed debt, of approximately $1.7 billion. See “Information on the Company — History and Development of the Company — History,” above.

Quality Assurance and Quality Management in Dialysis Care

With regard to treatment quality, our clinics work in conformance with the generally accepted quality standards of the industry, particularly the KDOQI (Kidney Disease Outcomes Quality Initiative) guidelines from the United States, the European EBPG standard (European Best Practice Guidelines) and increasingly, the KDIGO (Kidney Disease: Improving Global Outcomes) guidelines, a worldwide initiative that is still at an early stage. Clinical data management systems are used to routinely collect certain medical parameters, which we evaluate in anonymized form in compliance with these guidelines.

The goal is to measure and continuously improve the quality of our dialysis treatments. One of these parameters is the Kt/V value. Another quality indicator is the level of albumin in the blood that is indicative of a patient’s general nutritional status. We also aim to achieve a defined hemoglobin value and defined phosphate concentrations for each of our patients. The number of days patients spend in hospital for reasons other than dialysis is also an important indicator for us; days spent in hospital significantly reduce the quality of life for dialysis patients and are also very expensive.

In our European region (includes our EU, European non-EU, Middle East and African operations), our quality management activities are primarily focused on comprehensive development and implementation of an Clinic Quality Management System as part of an Integrated Management System (“IMS”) for quality management. Our goals in this area include not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach results in an IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the integrated management system standard offers a highly flexible structure that allows us to adapt to future regulations. Our IMS fulfils the ISO-Norm 9001:2008 requirements for quality management systems and links it with the ISO-Norm 14001:2004 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2003.

Our dialysis clinics’ processes and documentation are regularly inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. We introduced our quality management system in 42 dialysis clinics in 2011. Currently, 65% of our European region clinics in 19 countries meet the quality management standard ISO 9001:2008.

Additionally, in 2010 we launched a comprehensive program in our European region, NephroCare Excellence. NephroCare Excellence brings together in one comprehensive program all of our quality and efficiency standards as well as proven best practices from different countries. The program is designed to support more than 25 individual countries in introducing NephroCare’s quality standards and tools to all clinics efficiently, systematically and within a defined timeframe. Our goal is to harmonize the routines in our network of clinics, to make sure that clinic employees identify with the values of NephroCare, and to foster awareness of the NephroCare brand and of our commitment to enabling affordable renal replacement therapy for the different healthcare authorities worldwide.

At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2011, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment and the percentage of patients who use catheters, which is the major cause of hospitalization and morbidity.

Our principal focus of our research and development activities is the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients. See Item 5.C, “Operating and Financial Review and Prospects — Research and Development.”

Sources of U.S. Dialysis Care Net Revenue

The following table provides information for the years ended December 31, 2011, 2010 and 2009 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2011	2010	2009

Medicare ESRD program	46.2%	49.4%	50.0%
Private / alternative payors	42.8%	42.3%	41.1%
Medicaid and other government sources	5.9%	3.4%	3.6%
Hospitals	5.1%	4.9%	5.3%

Total	100.0%	100.0%	100.0%

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

Competition

Dialysis Services.  Our largest competitors in the North America segment are DaVita, Inc. and Dialysis Clinic Inc. and, in our International segment, our largest competitors are Kuratorium für Heimdialyse and Diaverum (formerly the non-U.S. dialysis services business of Gambro AB) in Europe, Showa-Kai and Zenjin-Kai in Asia Pacific, and Baxter International Inc. and Diaverum in Latin America. Ownership of dialysis clinics in the U.S. consists of a large number of company-owned clinic providers, each owning ten or fewer clinics and a small number of larger company-owned, multi-clinic providers who own the majority of U.S. clinics, of which we and DaVita are the largest. Over the last decade the dialysis industry has been characterized by ongoing consolidations. Internationally, the dialysis services market is much more fragmented, with a higher degree of public ownership in many countries.

Many of our dialysis clinics are in urban areas, where there frequently are many competing clinics in proximity to our clinics. We experience direct competition from time to time from former medical directors, former employees or referring physicians who establish their own clinics. Furthermore, other healthcare providers or product manufacturers, some of which have significant operations, may decide to enter the dialysis business in the future.

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

Dialysis Products

Based on internal estimates prepared using our MCS, publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in more than 120 countries. Most of our customers are dialysis clinics. For the year 2011, dialysis products accounted for 26% of our total revenue.

We produce a wide range of machines and disposables for HD, PD and acute dialysis:

•	HD machines and PD cyclers

•	Dialyzers, our largest product group

•	PD solutions in flexible bags

•	HD concentrates, solutions and granulates

•	Bloodlines

•	Systems for water treatment

Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including specific instruments for vascular access as well as other supplies, such as bandages, clamps and injections. We also include our PhosLo®, Phoslyra® and Venofer® iron products and sales of other renal pharmaceutical products as part of our dialysis product revenues. Our Body Composition Monitor is sold as part of both our peritoneal and hemodialysis products. The Body Composition Monitor is used for home dialysis to determine a patient’s body composition (water, body mass and fat) which assesses a patient’s hydration state to assist in determining the patient’s therapy

The markets in which we sell our dialysis products are highly competitive. The three largest manufacturers of dialysis products accounted for approximately 65% of the worldwide market in 2011. As the market leader in this segment, we had approximately a 33% market share. We estimate that in 2011, we supplied approximately 44% of global dialyzer production and approximately 55% of all HD machines sold worldwide. In 2011, our market share for PD products sold worldwide, after our 2010 acquisition of Gambro’s PD business, was 19%.

Overview

The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and other dialysis products.

	Year Ended December 31,
	2011		2010		2009
	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total
	(in millions)

Hemodialysis Products	$2,603	79	$2,348	79	$2,263	78
Peritoneal Dialysis Products	417	13	329	11	320	11
Other	268	8	306	10	314	11

Total	$3,288	100	$2,983	100	$2,897	100

Hemodialysis Products

We offer a comprehensive hemodialysis product line, including HD machines, modular components for dialysis machines, polysulfone dialyzers, bloodlines, HD solutions and concentrates, needles, connectors, machines for water treatment, data administration systems, dialysis chairs, PhosLo®, Phoslyra® and Venofer® iron products, and other renal drug products. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.

Dialysis Machines.  We sell our 4008 and 5008 Series HD dialysis machines in our International segment. In North America, we sell our 2008® Series machines, modeled on the 4008 Series. The 4008/2008 series is the most widely sold machine for hemodialysis treatment. In our International segment in 2009, we introduced our 4008S classic machine which is a basic dialysis machine for performing conventional HD treatments with limited therapy options for budget-focused customers. Following the successful launch of the 5008 series in 2005, we concentrated on the continued improvement of the reliable operation of our model 5008 dialysis machine in clinical use and under increasingly varied conditions in international applications during 2010. These efforts for improvement have taken into account considerable feedback from our own dialysis clinics as well as from other customers while focusing on therapeutic, technical, and economic aspects of the machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and is offering the most efficient therapy modality, Online-Hemodiafilitration, as a standard feature. Significant advances in the field of electronics enable highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces. In 2011 in North America, we introduced our 2008K@home hemodialysis machine featuring Fresenius Clinical Data Exchange software for flexible in home use.

Our dialysis machines offer the following features and advantages:

•	Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

•	Proven hydraulic systems, providing reliable operation and servicing flexibility;

•	Compatibility with all manufacturers’ dialyzers and a variety of bloodlines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	Modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements and specialized modules that provide monitoring and response capability for selected biophysical patient parameters, such as body temperature and relative blood volume. Modular design also allows upgrading through module substitution without replacing the entire machine;

•	Sophisticated microprocessor controls, touchscreen interfaces, displays and/or readout panels that are adaptable to local language requirements;

•	Battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	Online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance Monitoring, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	The series 2008k@home, a dialysis machine specifically developed for in home use with an intuitively designed user interface and the addition of the wetness detector for increased safety. The use of our most advanced technology and adaptability for in-home use makes this machine highly accessible for patients who would like more control throughout their dialysis process.

•	In the series 5008, the most efficient therapy mode Online-Hemodiafilitration as standard;

•	Online data collection capabilities and computer interfacing with our TDMS and/or FDS08 systems. Our systems enable us to:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network;

—	enter nursing records automatically at bedside;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.

Dialyzers.  We manufacture our F-Series and premium FX class® series of dialyzers using hollow fiber Fresenius Polysulfone® and Helixone® membranes from synthetic materials, including our Optiflux® polysulfone single-use dialyzer. We estimate that we are the leading worldwide producer of polysulfone dialyzers. In 2011, we introduced the new FX CorDiax dialyzer which contains the Helixone®plus membrane. The Helixone®plus membrane was improved in 2011 with the addition of improved performance characteristics and is characterized by a very high permeability to enable an increased removal of uremic toxins in the middle molecular weight range.

We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

•	increased biological compatibility, resulting in reduced incidence of adverse reactions to the fibers;

•	greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

•	a complete range of permeability or membrane pore size, which permits dialysis at prescribed rates — high flux and low flux, as well as ultra flux for acute dialysis and allows tailoring of dialysis therapy to individual patients.

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

Peritoneal Dialysis Products

We offer a full line of peritoneal dialysis systems and solutions which include both continuous ambulatory peritoneal dialysis (“CAPD”) and continuous cycling peritoneal dialysis (“CCPD”) also called automated peritoneal dialysis (“APD”).

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

design, and user interface enhancements such as color touch screen which guides the patient through the setup and treatment (b) the Freedom® cyclers for Low Volume applications and acute markets, and (c) the Newton IQ® Cycler, which offers gentle gravity fills and drains as well as the option of pumping waste dialysate directly into the receptacle. The IQcardtm, in the form of a credit-card sized card or USB stick can provide actual treatment details and results for compliance monitoring to the physician and, when used with our North American PD cyclers, can upload the patient’s prescription into the machine.

•	Patient Management Software: We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystemtm, Pack-PD® and FITTessetm. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.

In December 2010, we acquired the global PD business of Gambro AB, which serves over 4,000 patients in more than 25 countries, mostly in our international segment. This acquisition expands our activities in the area of home dialysis, particularly in the European and Asia-Pacific regions.

In 2011, we were dedicated to the integration of the newly acquired PD business to ensure that patients within the Gambro PD portfolio had the appropriate support from the local country structures. Our successful integration of the Gambro portfolio has resulted in strong sales growth for home therapies of 26.8% compared with the previous year.

Renal Pharmaceuticals

We acquired the rights to PhosLo® in November 2006. During 2007, we applied for approval of PhosLo® in selected European countries and of OsvaRen, a phosphate binder that supports bone and cardiovascular health, in most EU member states. In October 2008, a competitor’s generic phosphate binder that competes with PhosLo® was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched a competing authorized generic version of the PhosLo® existing gelcap formulation in the U.S. In April 2011, the FDA approved our new drug application for Phoslyra®, the liquid formulation of PhosLo®.

In 2008, we entered into two separate and independent license and distribution agreements, one for the U.S. (with Galenica Ltd. and Luitpold Pharmaceuticals Inc.) and one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose). Both drugs are used to treat iron deficiency anemia experienced by dialysis patients. Venofer® is the leading intravenous iron product worldwide. The agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008 provides our subsidiary Fresenius USA Manufacturing Inc. (“FUSA”) with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. The U.S. license agreement has a term of ten years and includes FUSA extension options. The international agreement has a term of 20 years.

In December 2010, we announced the extension of our agreements with Galenica, Ltd. (“Galenica”) by forming a new renal pharmaceutical company, VFMCRP, to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. Galenica will contribute licenses (or the commercial benefit in the U.S.) to the new company its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (Chronic Kidney Disease (CKD) stages III to V). Commercialization of both of these products outside the field of CKD stages III to V will remain fully the responsibility of Galenica and its existing key partners. Galenica will also contribute to the new company exclusive worldwide rights for PA21, a novel iron-based phosphate binder currently in preparation for phase III clinical studies, but will maintain a recently announced agreement to develop and market this product in Japan through another partner. Fresenius Medical Care owns 45% of the new company which is headquartered in Switzerland. The closing in December 2010 allowed Galenica and FMC to participate in Stages III to V in the U.S. and to continue their collaboration in Stage V in selected other countries. The European antitrust authorities granted approval in October 2011, which allowed VFMCRP to proceed with the targeted expansion of its global operations on November 1, 2011.

In September 2011, we closed an agreement with the Japanese company Toray for co-development of the compound TRK820 for chronic itch (uremic pruritus) in Europe. Conditional registration of this drug, which bears an orphan disease indication, is planned for late 2013, with further post market trials needed after registration.

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

We consolidated our German warehouses in Gernsheim and Darmstadt into a new central distribution center in Biebesheim resulting in one distribution center servicing customers in approximately 140 countries worldwide. Through this consolidation, we have been able to increase service level, quality and responsiveness to customer demands, as well as decrease stock levels and lower costs.

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

We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France, Vrsac, Serbia and Inukai and Buzen, Japan facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. At our Ogden, Utah facilities, we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide, including Italy, Great Britain, Spain, Turkey, Serbia, Morocco, Argentina, Brazil, Columbia, Australia, Germany, Canada, Mexico and the U.S. PD products are manufactured in North America, Europe, Latin America, and Asia, with two of our largest plants for production of PD products in Germany and the U.S. In 2011, our PD solution production in the U.S. and Mexico increased 32% as compared to the same period in 2010. Also, our production of CCPD Liberty Cyclers at our Walnut Creek, CA facility, increased by 63% in 2011 as compared to the same period in 2010. Additionally, our plant in Reynosa, Mexico is the world’s largest (by volume) bloodline manufacturing facility and our facility in Jiangsu, China, which produces bloodlines, received approval from health authorities to produce peritoneal dialysis solutions, and we are in a position to start the second and final phase of the process for obtaining pharmaceutical and medical product approval. We are also pursing the approval process for manufacture of hemodialysis concentrate and dialyzers in Jiangsu. Our facilities are inspected on a regular basis by national and/or international authorities.

We have also expanded our dialyzer production capacities in the U.S. (Ogden, Utah), from 35 million to 37 million, and a new assembly line scheduled to commence production in 2012 will further increase capacity to approximately 46 million dialyzers. In 2011, our Ogden site implemented two additional production lines for polysulfone fiber bundles to support the ever increasing worldwide demand for dialyzers. We also expanded our operations in recent years for the production of FX-class premium dialyzers in Germany. This expansion has increased our capacity, specifically, for the F- and FX-class dialyzers. In 2011, our production of the series 5008 machines for our International segment rose by 21.2% as compared to 2010, due to additional sales of the series 5008 machines as well as replacement sales for series 4008 machines. In total, the machine production for our International segment increased by 18.5%.

We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. The pressure, temperature and time required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. In North America, we are gearing our manufacturing processes to the “Lean Six Sigma” management system which is also utilized in our Schweinfurt facility. The focus of Lean Six Sigma is to achieve a very low error rate which would result in better quality production results while shortening the time it takes to manufacture our products. IMS fulfills ISO 9001:2000 requirements for quality control systems in combination with the ISO norm 14001:2004 for environmental control systems. At the same time, IMS conforms to the requirements for medical devices of ISO norm 13485:2003. We have implemented our IMS in all our European production sites. (see also Item 4. Regulatory and Legal Matters — Facilities and Operational Regulations.) In 2010, our production facilities in North America received a total of five comprehensive FDA facility inspections. Three of these were concluded without any citations, while two required remedial activities to address issues identified in the FDA’s Observation Report, which were rectified for our 2011 production. Additionally, all of our production facilities have undergone annual ISO 13485:2003 Quality Systems inspections, maintaining all certifications, with no major non-conformances to the standard being noted.

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

In 2011, we continued the efficiency initiative “Energy squeeze” in our main European production plants. The target is to save 5% of energy consumption annually. In 2011, the implementation of the environmental management system was successfully completed in the production plants in Ober-Erlenbach, Germany and Vrsac, Serbia. Both plants have been audited externally and achieved the environmental certification in accordance with ISO 14001:2004.

In our dialysis facilities, we establish, depending on the facility and situation concerned, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Improvements are implemented on a site-by-site basis after evaluation of the site’s performance. We recently introduced our environmental management system in 55 dialysis clinics and increased the proportion of our European region dialysis clinics that meet environmental management standard ISO 14001:2004. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data in over 300 clinics. This software is intended to reduce the working time effort while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

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

We focus on further optimizing procurement logistics and reducing purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We are continuously intensifying, where appropriate, our use of internet-based procurement tools by purchasing raw materials through special on-line auctions. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency.

New Product Introductions

The field of dialysis products is mainly characterized by constant development and refinement of existing product groups and less by break-through innovations. In the U.S. market, we introduced the 2008K@home HD machine, which offers flexible use in-home dialysis through a smaller size and a simplified user interface, as well as the new touch screen monitor for the 2008T HD machines in November 2011. In the International market, we introduced the CorDiax dialyzer, which contains a high-performance membrane to selectively filter out toxins such as phosphates to reduce the risk of cardiovascular disease, in June 2011, as well as the Venous Access Monitoring (“VAM”) system in November 2011. VAM is a special software for the 5008 HD machines that includes the Venous Needle Disconnect and a user interface for connecting a wetness detector to patients’ vascular access. For further information on these products, see Item 5.C, “Operating and Financial Review and Prospects — Research and Development”. Actual expenditures on research and development in 2011 were $111 million.

Patents and Licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in 4,415 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our generation of DiaSafeplus® filters and FX® dialyzers which are the subject of patents and pending patent applications.

The connector-container system for our biBag bicarbonate concentrate powder container for the 4008 dialysis equipment series has been patented in the United States, Norway, Japan and Europe. The German part of the European patent has been the subject of invalidity proceedings. A final court decision in 2009 confirmed the validity of the patent. For information regarding patent infringement claims made against us, see Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies — Legal Proceedings — Commercial Litigation.”

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

In 2011 we acquired Hemametrics LLC’s assets related to measurement of absolute blood parameters (the CRIT-LINE system). We recently filed several new patent applications for improved blood chambers and related software developed since the acquisition.

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

Risk Management

We see risk management as the ongoing task of determining, analyzing and evaluating the spectrum of potential and actual risks in the Company and its environment and, where possible, taking corrective measures. Our risk management system, which is described in more detail below, provides us with a basis for doing so. It enables management to identify at an early stage risks that could jeopardize our growth or going concern, and to take steps to minimize any negative impact. As such, it is an important component of the Company’s management and governance.

Risk management is part of our integrated management system. The two pillars of our risk management are the corporate controlling function and the internal monitoring system, the basic principles of which the are outlined in a group policy. In the monitoring system, regional risk managers are responsible for identifying, assessing, and managing potential as well as existing industry- and market-related risks in their region and reporting them to the regional chief financial officers. Twice a year, the regional chief financial officers send their aggregated risk management reports to the central risk management coordinator (the Head of Corporate Controlling and Corporate Accounting). The central risk management coordinator consolidates the reports and presents those to the Management Board. The risk management reports contain estimates of the likelihood of occurrence as well as the possible extent of damage of risks that could harm us. Our Management Board is informed directly and immediately of any newly identified significant risks. The effectiveness of the risk management system is monitored by the Audit and Corporate Governance Committee of the Supervisory Board.

In addition to risk reporting, traditional reporting to management is also an important tool for managing and controlling risks, as well as for taking preventive measures in a timely manner. Therefore, our Management Board is informed on a monthly basis about the industry situation, our operating and non-operating business and the outcome of analyses of our earnings and financial position, as well as of our assets position on a quarterly basis.

Our risk management system is also monitored by the Global Internal Audit department. The department works according to the internationally accepted standards of the Institute of Internal Auditors (IIA) and operates globally. The scope of internal auditing is widespread and involves, among others, the efficacy of operations, the reliability of financial reporting and compliance with laws and internal policies. The Company’s locations or units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed by the Management Board and finally approved by the Audit and Corporate Governance Committee of the Supervisory Board. It includes financial audits of individual units, as well as full audits of all business processes of a subsidiary or business unit. All audit reports are presented to the Management Board and to our external auditors.

Internal Audit department is also responsible for monitoring the implementation of measures documented in the reports. The Management Board is informed about the implementation status on a quarterly basis. In addition, the Audit and Corporate Governance Committee of the Supervisory Board is informed of the audit results.

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

Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

•	failure to receive required licenses, certifications or other approvals for new facilities or products or significant delays in such receipt;

•	complete or partial loss of various federal certifications, licenses, or other permits required under the laws of any state or other governmental authority by withdrawal, revocation, suspension, or termination or restrictions of such certificates and licenses by the imposition of additional requirements or conditions, or the initiation of proceedings possibly leading to such restrictions or the partial or complete loss of the required certificates, licenses or permits;

•	a non-appealable finding of material violations of U.S. healthcare laws; and

•	changes resulting from healthcare reform or other government actions that restrict our operations, reduce reimbursement or reduce or eliminate coverage for particular services we provide.

We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “Anti-Kickback Statute”, the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the “Stark Law”, U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996 that protect the privacy and security of patient medical records and prohibit inducements to patients to select a particular healthcare provider, commonly known as “HIPAA”, and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. ACA and other recent laws expanded the reach of many of these laws and expanded federal enforcement authority. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the healthcare industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to healthcare laws that may create further restrictions.

We maintain a comprehensive worldwide compliance program under the overall supervision of our general partner’s Member of the Management Board responsible for, amongst others, Legal, who is also our general counsel and chief compliance officer. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. Nevertheless, we operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded healthcare program, or engage in impermissible conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Law or the False Claims Act, among other laws. See Note 20, “Legal Proceedings — Other Litigation and Potential Exposures” of the Notes to our audited consolidated financial statements.

Product Regulation

U.S.

In the U.S. numerous regulatory bodies, including the Food and Drug Administration (“FDA”) and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical products and supplies under their jurisdiction.

Pharmacueticals.  Certain of our products — including our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), and Venofer® (iron sucrose injection, USP) — are designated as drugs by the FDA and, as such, are subject to regulation under the Food, Drug, and Cosmetic Act of 1938, as amended. Many of these requirements are similar to those for devices, as described below. We are required to register with the FDA and are required to comply with regulatory requirements governing drug manufacturing, labeling, distribution, and recordkeeping. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices (“cGMP”).We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. In addition, as with our medical devices, our drug products must satisfy mandatory procedures and safety and efficacy requirements before they can be marketed and the FDA prohibits our products division from promoting our manufactured pharmaceutical products in a false or misleading manner or for unapproved indications and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices.

Medical Devices.  We are required to register with the FDA as a device manufacturer. As a result, we are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation (21 C.F.R. Part 820) requirements and other regulations. These regulations require us to manufacture products in accordance with cGMP and that we comply with FDA requirements regarding the design, safety, labeling, record keeping and distribution of our products. Further, we are required to comply with various FDA and other agency requirements for labeling and promotion. The medical device reporting regulations require that we provide information to the FDA whenever there is evidence to reasonably suggest that a device may have caused or contributed to a death or serious injury. In addition, the FDA prohibits our products division from promoting our manufactured products for unapproved indications.

If the FDA believes that a company is not in compliance with applicable laws and regulations, it can pursue various regulatory and enforcement actions, including, for example, issuing a warning letter. On September 15, 2010, the FDA issued a warning letter to us citing several cGMP deficiencies, in response to which we have been taking corrective action and are subject to re-inspections by the FDA. In any re-inspection, the FDA is not limited to reviewing only the processes and procedures that triggered the re-inspection, which occurred as a result of the September 15, 2010 warning letter. We are engaged in ongoing dialogue with the FDA regarding remediation. In addition, on April 6, 2011 the FDA issued to us a warning letter stating that we marketed certain blood tubing sets without required 510(k) clearance, in response to which we have ceased marketing and distributing those blood tubing sets that were the subject of a January 2011 recall.

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

On July 29, 2011, the Institute of Medicine (“IOM”) of the U.S. National Institute of Health issued a report commissioned by the FDA recommending that the FDA establish a new system for the review of certain medical devices to replace the 510(k) notification system. Under the present system, many medical devices do not require premarketing approval. For a medical device that is deemed to have a moderate risk to patients, the FDA grants marketing clearance if data submitted for the device establish that the device is “substantially equivalent” to a legally marketed “predicate” device that did not itself require pre-marketing approval. The FDA has opened a public docket to receive comments on the IOM report but has no issued a detailed response to the report. It has stated that it does not believe that the 510(k) system should be eliminated but is open to proposals for improvement of its device review program, and that significant changes to the 510(k) clearance process would require legislation. Substantially, all of the dialysis products that we manufacture or distribute in the U.S., other than peritoneal dialysis solutions and renal pharmaceuticals, are marketed on the basis of 510(k) clearances. At the present time, regulatory and legislative changes to the 510(k) process have been proposed, and we cannot predict whether or to what extent the 510(k) process will be modified or replaced or what the effects, if any, of a modified or replacement review process for medical devices would be on our dialysis products business.

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

Pharmaceuticals.  Some of our products, such as peritoneal dialysis solutions and PhosLo® and Phoslyra®, are considered medicinal products and are, therefore subject to the specific drug law provisions in the various countries. The European Union has issued a directive on medicinal products, No. 65/65/EWG (January 26, 1965), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany the German Drug Law (Arzneimittelgesetz) (“AMG”), which implements European Union requirements, is the primary regulation applicable to medicinal products.

The provisions of the German Drug Law are comparable with the legal standards in other European countries. As in many other countries, the AMG provides that a medicinal product may only be placed on the market if it has been granted a corresponding marketing authorization. Such marketing authorization is granted by the licensing authorities only if the quality, efficacy and safety of the medicinal product has been scientifically proven. Medicinal products marketed on the basis of a corresponding marketing authorization are subject to ongoing control by the competent authorities. The marketing authorization may also be subsequently restricted or made subject to specific requirements. It may be withdrawn or revoked if there was a reason for the refusal of the marketing authorization upon its grant or such a reason arises subsequently, or if the medicinal product is not an effective therapy or its therapeutic effect has been insufficiently proven according to the relevant state of scientific knowledge. Such a reason for refusal is, inter alia, found to exist if there is a well-founded suspicion that the medicinal product has not been sufficiently examined in accordance with the current state of scientific knowledge, that the medicinal product does not show the appropriate quality, or that the medicinal product, when properly used as intended, produces detrimental effects going beyond the extent justifiable according to the current state of knowledge of medicinal science. The marketing authorization can also be withdrawn or revoked in the case of incorrect or incomplete information supplied in the authorization documents, if the quality checks prescribed for the medicinal product were insufficient or have not been sufficiently carried out, or if the withdrawal or revocation is required to comply with a decision made by the European Commission or the Council of the European Union. Instead of a withdrawal or revocation, the suspension of the marketing authorization may be ordered for a limited period.

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

Facilities and Operational Regulation

U.S.

Federal, state and local regulations (implemented by CMS, FDA, the Occupational Health and Safety Administration (“OSHA”), the Drug Enforcement Administration, and state departments or boards of public health, public welfare, medicine, nursing, pharmacy, and medical assistance, among others) require us to meet various standards relating to, among other things, the management, licensing, safety, security and operation of facilities (including, e.g., laboratories, pharmacies, and clinics), personnel qualifications and licensing, the maintenance of proper records, equipment, and quality assurance programs, and the dispensing, storage, and administration of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal, state and local agencies to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare/Medicaid reimbursement, our dialysis centers, renal diagnostic support business and laboratories must be certified by CMS. While all of our entities that furnish Medicare or Medicaid services maintain and renew the required certifications, it is possible that any such entity could lose or be delayed in renewing a certification, which could have a material adverse effect on our business, financial condition, and results of operations.

Certain of our facilities and certain employees are also subject to state licensing statutes and regulations. These statutes and regulations are in addition to federal and state rules and standards that must be met to qualify for payments under Medicare, Medicaid and other government reimbursement programs. Licenses and approvals to operate these centers and conduct certain professional activities are customarily subject to periodic renewal and to revocation upon failure to comply with the conditions under which they were granted.

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

We are subject to a broad spectrum of regulation in almost all countries. Our operations must comply with various environmental and transportation regulations in the various countries in which we operate. Our manufacturing facilities and dialysis clinics are also subject to various standards relating to, among other things, facilities, management, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, the protection of workers from blood-borne diseases and the dispensing of controlled substances. All of our operations are subject to periodic inspection by various governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. Our dialysis clinic operations and our related activities generally require licenses, which may be subject to periodic renewal and may be revoked for violation of applicable regulatory requirements.

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

The Medicare program is the largest single source of dialysis services revenues from dialysis treatment. Approximately 52% of North America dialysis services revenues for 2011 were for services rendered patients covered by Medicare’s ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. New conditions for coverage became effective in October of 2008, with the exception of two provisions relating to physical environment and infection control which became effective in February of 2009. We believe we have made the necessary modifications to meet these requirements.

Medicare pays as the primary insurer for Medicare-eligible individuals under some circumstances. For details, see “— Coordination of Benefits” below. For Medicare-primary patients, Medicare pays 80% of the prospective payment amount for the ESRD PPS items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary’s cost-sharing obligations (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20% co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts. In some states, Medicaid does not fully cover the cost-sharing obligations of Medicare-Medicaid dually eligible individuals, and we are precluded from collecting directly from these beneficiaries. Under an advisory opinion from the Office of the Inspector General of the Department of Health and Human Services, subject to specified conditions, we and other similarly situated providers may make contributions to a non-profit organization that has created a program to subsidize premium payments for supplemental medical insurance and/or “Medigap” insurance on behalf of indigent ESRD patients, including some of our patients.

Medicaid Rebate Program and Other Government Drug Pricing Program Requirements.  Manufacturers of certain drugs that are covered by the Medicaid program or that are reimbursed by Part B of the Medicare program are subject to various price determination and reporting requirements under federal statutes, including the Medicaid and Medicare statutes as well as the Public Health Service Act (“PHSA”) and the Veterans Health Care Act (“VHCA”). Compliance with the Medicaid rebate statute, the VHCA, the Medicare statute, and Section 340B of the PHSA requires us to calculate and/or report a number of different pricing metrics (e.g., Average Manufacturer Price (“AMP”), Best Price (“BP”), Average Sales Price (“ASP”), Federal Ceiling Price (“FCP”), non-federal average manufacturer price (“Non-FAMP”), and 340B ceiling price) to federal authorities responsible for monitoring and enforcing drug manufacturer compliance with federal law and policy.

We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. We make our pharmaceutical products available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration under an FSS contract negotiated by the department of Veterans Affairs (“VA”). Under our license to market and distribute the IV Iron medication Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the manufacturer of Venofer® (when sold by us under one of our national drug codes (“NDCs”), which is reimbursed under Part B of the Medicare program. Our products also are subject to a federal requirement that any company participating in the Medicaid rebate or Medicare Part B program extend discounts comparable to the rebates paid to State Medicaid agencies to qualified purchasers under the Public Health Services (“PHS”) pharmaceutical pricing program managed by HHS (also known as the “340B program” by virtue of the section of the PHSA that created the program). The PHS pricing program extends these deep discounts on drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries. ACA expanded the 340B program to include additional providers.

Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our covered outpatient drugs that are separately reimbursed by those programs. The ACA increased the minimum federal Medicare rebate percentages, effective January 1, 2010. Rebate calculations are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current AMP and BP for our pharmaceutical products. The VHCA imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than the FCP, which is determined by applying a statutory discount to the non-FAMP charged to non-federal customers. Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the drug’s ASP charged, additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program. Since Venofer® is a Part B drug (i.e., one ordinarily administered incident to a physician service), we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our NDC, and reporting it to CMS. We are subject to specific ASP reporting obligations with respect to our Venofer® sales under a consent order issued by the Federal Trade Commission in October 2008 (FTC File No. 081-0146). The ESRD PPS system incorporated payment for Venofer® starting January 1, 2011. While most facilities have moved to the new system, some facilities will transition to the ESRD PPS reimbursement over a four-year period. The extent to which Medicare pays separately for Venofer® under the ASP-based system will thus diminish over this period.

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

Laboratory Tests.  Spectra obtains a portion of its net revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways.

First, payment for most tests is included in the new ESRD PPS bundled rate paid to dialysis centers. The centers obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate at the frequencies designated in the capitation agreement.

Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100% of the Medicare clinical laboratory fee schedule amounts, which vary across different geographic areas but which cannot exceed national ceilings on payment rates, called national limitation amounts (“NLAs”). Medicare updates the payment rates to reflect inflation by the change in consumer price index, subject to certain reductions. The ACA imposed a 1.75 percentage point reduction from the rate of change in the consumer price index for calendar years 2011 to 2015 together with a “productivity adjustment,” expected to be slightly above 1 percentage point, applicable (with some restrictions) for years starting with 2011.

Erythropoietin stimulating agents.  ESAs, including Epogen® and Aranesp® are used for anemia management of patients with renal disease. Starting January 2011, ESAs are included in the expanded bundled payment under the ESRD PPS.

The amount of ESA that is appropriate for a patient varies by several factors, including the severity of the patient’s anemia and the patient’s clinical response to the ESA. Anemia severity is commonly monitored by measuring a patient’s hematocrit, an indicator of the proportion of red blood cells in a patient’s whole blood, or by evaluating a patient’s hemoglobin level. Until recently, product labels for ESAs recommended dosing to achieve and maintain hemoglobin levels within the range of 10 to 12 grams/deciliter (g/dl) in patients with ESRD. On June 24, 2011, the FDA recommended more conservative dosing guidelines for ESAs, including EPO, when used to achieve a normal or nearly normal hemoglobin level in ESRD patients, due to the increased risks of cardiovascular events such as stroke, thrombosis and death. The recommendation is to initiate ESA treatment when the patient’s hemoglobin level is less than 10 g/dcl and reduce or interrupt the dose of ESA if the patient’s hemoglobin level approaches or exceeds 11 g/dcl. The recommendation, which was added to the “black-box” warning on ESA packages and the package insert, states that for each patient, therapy should be individualized, using the lowest ESA dose possible to reduce the need for red blood cell transfusions.

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

ESRD Prospective Payment System.  With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, CMS published a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the ESRD PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The initial ESRD PPS base reimbursement rate is set at $229.63 per dialysis treatment. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

The ESRD PPS will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers were required to elect in November 2010 whether to become fully subject to the new system starting in January 2011 or to participate in the phase-in. As part of the base payment for 2011, CMS included a negative 3.1 percent adjustment for each facility in order to ensure a budget-neutral transition, the “Transition Adjuster”, based on its estimation that only 43% of dialysis facilities would elect to participate fully in the ESRD PPS in 2011. In April 2011, however, CMS reduced the Transition Adjuster to zero percent for the remainder of 2011, based on the actual number of facilities that elected to fully participate in the ESRD PPS. CMS retained a zero percent Transition Adjuster for 2012 as well.

Beginning in 2012, the ESRD PPS payment amount will be subject to annual adjustment based on increases in the costs of a “market basket” of certain healthcare items and services less a productivity adjustment. On November 10, 2011, CMS published a final rule finalizing the 2012 ESRD PPS rate. In the rule, CMS established the 2012 productivity adjusted market basket update at 2.1 percent, which was based on a market basket update of 3.0 percent less a productivity adjustment of 0.9 percent. Additionally, CMS set the 2012 wage index budget-neutrality adjusted base rate of $234.81 per treatment.

The ESRD PPS’s QIP, initially focusing on anemia management and dialysis adequacy, will affect payments starting January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%, based on performance in 2010 as an initial performance period. In the November 2011 final rule, CMS established the quality measures for payment year 2013, which will once again focus on anemia management and dialysis adequacy. The 2013 measures will be based on performance in 2011. For 2014, CMS has adopted four additional measures to determine whether dialysis patients are receiving high quality care. The new measures include (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels

Although, based upon CMS’s assessment, we think that the ESRD PPS will result in a lower reimbursement rate on average as a result of the above measures by CMS, nearly all of our U.S. dialysis facilities have elected to be fully subject to the ESRD PPS starting on January 1, 2011. Our plans to mitigate the impact of the ESRD PPS include two broad measures. First, we are working with medical directors and treating physicians to make clinical protocol changes used in treating patients consistent with the QIP and good clinical practices, and are negotiating pharmaceutical acquisition cost savings. In addition, we are seeking to achieve greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics. For information regarding the impact of ESRD PPS and the above implementation plan on our business, see Item 5, “Operating and Financial Review and Prospects — Financial Condition and Results of Operations — Year ended December 31, 2011 compared to year ended December 31, 2010 — North America Segment.”

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

Coordination of Benefits.  Medicare entitlement begins for most patients at least three months after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program are generally responsible for payment.

Patients who are covered by Medicare and are also covered by an employer group health plan (“EGHP”) are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare payment. EGHP insurance, when available, will therefore generally cover as the primary payor a total of 33 months, the 3-month waiting period plus the 30-month coordination period. Any significant decreases in EGHP reimbursement rates could have material adverse effects on our provider business and, because the demand for products is affected by provider reimbursement, on our products business.

Budget Control Act.  On August 2, 2011 the U.S. Budget Control Act of 2011 (“Budget Control Act”) was enacted, which raised the United States’ debt ceiling and put into effect a series of actions for deficit reduction. In addition, the Budget Control Act created a 12-member Congressional Joint Select Committee on Deficit Reduction that was tasked with proposing additional revenue and spending measures to achieve additional deficit reductions of at least $1.5 trillion over ten years, which could include reductions in Medicare and Medicaid. The Joint Congressional Committee failed to make its recommendations to Congress by the November 23, 2011 deadline established by the Budget Control Act. As a result of this failure, and unless Congress acts in some other fashion, automatic across the board reductions in spending of $1.2 trillion over nine fiscal years (fiscal years 2013-2021) will be triggered on January 2, 2013. The President has stated that he would veto any legislation that would repeal the automatic budget cuts without a bipartisan solution to deficit reduction. Medicare payments to providers and suppliers would be subject to the triggered reductions, but these reductions in payments to Medicare providers would be capped at 2% annually. Any such reductions would be independent of annual inflation update mechanisms, such as the ESRD PPS market basket update pursuant to the ESRD PPS.

In the current legislative environment, increases in government spending may need to be accompanied by corresponding offsets. For example, the Budget Control Act did not address reductions in physician payments mandated by the sustainable growth rate (“SGR”). The Temporary Payroll Tax Cut Continuation Act of 2011 delayed implementation of these reductions until March 1, 2012. If implemented for the remainder of calendar year 2012, SGR would impose a reduction of 27.4% in physician fees. In order to reduce or eliminate SGR physician payment reductions and not adversely affect deficit reduction, Congress would have to reduce other spending. We cannot predict whether these would include other reductions in Medicare or Medicaid spending.

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

Portugal has an integrated and quality-driven “Comprehensive Price Payment” approach that bundles a variety of dialysis related services and products. It requires the implementation and functioning of an integrated disease management model in order to achieve, simultaneously, health benefits, quality improvement and system rationalization. The Comprehensive Price Payment model includes all core necessary dialysis services, the deployment of dialysis-related products, laboratory services and other complementary medical tests and the administration of renal drugs for anemia management, bone management, blood pressure and cardiovascular control as well as vitamins. The reimbursement structure provides for an outcome-oriented flat-rate payment of a national reimbursement rate per week per patient. The main characteristic is that the amount of this reimbursement will directly depend on the fulfillment of certain treatment results and quality control parameters with the dialysis services provided. The therapeutic goals include, among others, the adequacy of dialysis, targets for hemoglobin levels, bone metabolism status, water quality as well as outcome measures such as mortality rate and hospitalization days. These goals mirror the good practices guidelines, both national and international, for dialysis care to patients, which will serve as support for contractual monitoring. The establishment of auditing, information, monitoring, attendance and evaluation mechanisms is a pre-requisite for a participating dialysis provider.

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

The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the healthcare sector. The Office of the Inspector General of HHS (“OIG”), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements between physicians and service providers that may violate fraud and abuse laws. In its most recent Work Plan for Fiscal Year 2012, the OIG has scheduled an ESRD-related review on: (i) claims for ESRD beneficiaries who are entitled to Medicare coverage only because of special circumstances (e.g., beneficiaries who receive 36 months of coverage after a kidney transplant or 12 months after dialysis is terminated) to determine the extent to which these for beneficiaries are receiving Medicare benefits after they no longer require dialysis, (ii) Medicare’s oversight of facilities that provide outpatient maintenance dialysis services to Medicare beneficiaries with ESRD, (iii) Medicare pricing and utilization related to renal dialysis services under the bundled prospective payment system for renal dialysis services, and (iv) costs and payments for ESRD drugs under the bundled prospective payment system.

Recent health reform legislation has also enhanced the government’s ability to pursue actions against potential violators, by expanding the government’s investigative authority, expanding criminal and administrative penalties, and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, ACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. The ACA also requires providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or all claims associated with the overpayment will become false claims. Also, beginning in 2012, recent “sunshine” legislation requires pharmaceutical and medical device manufacturers to record any payments made to physicians and hospitals, with disclosures due as early as 2013. The ACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim.

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

The Social Security Act provides financial incentives to states that enact state false claims acts that meet specified requirements. The OIG, in consultation with the Attorney General of the United States and the Department of Justice, determines whether a state false claims act meets these enumerated requirements to qualify for the added financial incentive. Previously, the OIG had reviewed and approved state false claims acts of 14 states, which include California, Georgia, Hawaii, Illinois, Indiana, Massachusetts, Michigan, Nevada, New York, Rhode Island, Tennessee, Texas, Virginia, and Wisconsin. However, due to recent amendments to the False Claims Act and certain other deficiencies, these state laws are no longer compliant. The OIG granted a 2-year grace period ending in 2013, during which time the states may update and resubmit their amended state false claims acts to the OIG for approval, but will continue to enjoy the financial incentives with respect to any recovery awarded under their existing state false claim acts.

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

HIPAA included a healthcare fraud provision which prohibits knowingly and willfully executing a scheme or artifice to defraud any “healthcare benefit program,” which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract. Penalties for violating this statute include criminal penalties, exclusion from the Medicare and Medicaid programs, freezing of assets and forfeiture of property traceable to commission of a healthcare fraud.

HIPAA regulations establish national standards for certain electronic healthcare transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining such information (the “HIPAA Regulations”). Health insurance payers and healthcare providers like us must comply with the HIPAA Regulations. Violations of the HIPAA Regulations may result in civil money penalties and criminal sanctions.

Many U.S. states also have enacted healthcare privacy and data security breach laws governing patient information, medical records and personal information, including sensitive information such as financial and identity data. The HIPAA privacy regulations (the “Privacy Rule”) establish a minimum U.S. federal standard for protecting the privacy of protected health information (“PHI”) and preempt contrary U.S. state medical privacy laws. The Privacy Rule does not, however, preempt U.S. state medical privacy laws that are more stringent or more protective of individual privacy. In such instances, we would need to comply with both the Privacy Rule and U.S. state privacy law. In addition, almost all U.S. states now regulate data breaches by requiring notification of affected individuals, often with significant financial penalties for noncompliance.

The Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), enacted pursuant to the American Recovery and Reinvestment Act of 2009 (“ARRA”), made sweeping changes to the health information privacy and security regulations of HIPAA by expanding the scope and application of the statute. These changes include, among other things, (i) establishing an affirmative obligation to provide patient data breach notification in the event of the unauthorized acquisition, access, use or disclosure of unsecured PHI; (ii) elaborating upon the standard for “minimum necessary” uses and disclosures of PHI by a covered entity (iii) restricting certain uses of PHI for marketing purposes (by expanding the definition of marketing activities requiring authorization); (iv) prohibiting certain sales of PHI; (v) establishing an affirmative obligation to provide an accounting of disclosures made for payment, treatment and healthcare operations (up to 3 years); (vi) permitting individual requests to restrict disclosure of PHI in certain circumstances; (vii) applying the Privacy Rule to business associates; and (viii) modifying an individuals’ right to access PHI. The U.S. government has promulgated interim final regulations, effective September 23, 2009, that address the obligation to provide patient data breach notifications, which subject the Company to additional administrative requirements in the U.S. The Company cannot estimate the overall effect of the remaining regulatory changes until adoption of final HITECH Act regulations implementing those statutory provisions.

The HITECH Act also implemented measures to strengthen enforcement of HIPAA and increased applicable penalties for HIPAA violations. Penalties are now tiered and range from $100 to $50,000 per violation with an annual cap for the same violations of $25,000 to $1,500,000. The Office for Civil Rights of the Department of Health and Human Services (“OCR”) has increased enforcement activities and has recently levied large penalties for violations. In addition, as mandated by the HITECH Act, OCR has begun an audit program to assess compliance by covered entities and their business associates with the HIPAA privacy and security rules and breach notification standards. In this pilot audit program, which began in November 2011 and is scheduled to be completed in December 2012, OCR contractors will audit up to 150 covered entities.

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

On September 5, 2007, CMS published Phase III of the Stark regulations. While this rulemaking was intended to be the final phase of the Stark rulemaking process, CMS continue to address the Stark Law as part of its annual rulemaking process for reimbursement under the Medicare Part B Physician Fee Schedule or under the Inpatient Prospective Payment System.

Finally, it should be noted that many states in which we operate have enacted self-referral statutes similar to the Stark Law. Such state self-referral laws may apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.

Other Fraud and Abuse Laws

Our operations are also subject to a variety of other federal and state fraud and abuse laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules, and to prevent remuneration in exchange for referrals or purchases of items which may be reimbursed by the government or which may lead to overutilization, corruption of healthcare provider judgment, or a lack of transparency in costs or charges. Failure to remain in compliance with any of these rules by any of our subject businesses could result in a material adverse effect on our business, financial condition or results of operations.

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

There are several lawsuits filed in federal courts challenging the constitutionality of ACA, some of which have upheld it with others declaring portions of it a violation of the U.S. Constitution, although none of the orders have enjoined its operation. The 11th Circuit Court of Appeals has held that the U.S. Congress did not have authority to enact the provisions of the ACA requiring the purchase of health insurance. The United States Supreme Court will review challenges to the ACA on March 26-28, 2012, including whether, if the health insurance mandate is not constitutional, all or other portions of the ACA are also unconstitutional. A decision is expected by June 2012. A recent effort to repeal ACA was approved by the House of Representatives but was rejected by the Senate. Several members of Congress have also expressed interest in repealing certain ACA provisions. We cannot predict the eventual Supreme Court determination or which Congressional proposals, if any, will be adopted or, if the Supreme Court rules that the ACA is unconstitutional in whole or in part, or if any proposals are adopted, what the effect would be.

CMS and the Department of Health and Human Services have not yet finalized all of the rules and regulations implementing the provisions of ACA. As a result, further regulations may be promulgated in the future that could substantially change the Medicare and Medicaid reimbursement system, or that impose additional eligibility requirements for participation in the federal and state healthcare programs. Moreover, such regulations could alter the current responsibilities of third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) including, without limitation, with respect to cost- sharing obligations. Such new regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

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

		Currently
		Owned or
	Floor Area	Leased by
	(Approximate	Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	18,700	leased	December 2016	Corporate headquarters and administration
Bad Homburg, Germany	4,556	leased	December 2012	Administration building FMC GmbH Central Europe
St. Wendel, Germany	73,136	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Biebesheim, Germany	33,500	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
Schweinfurt, Germany	38,100	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development

		Currently
		Owned or
	Floor Area	Leased by
	(Approximate	Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg (OE), Germany	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions / technical services / logistics services
Stollberg, Germany	3,600	leased	July 2028	Manufacture of sub-assemblies for hemodialysis machines
Palazzo Pignano, Italy	19,990	owned		Manufacture of bloodlines and tubing, office
L’Arbresle, France	14,607	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	leased	June 2025	Manufacture of hemodialysis concentrate solutions
Vrsac, Serbia	3,331	owned		Production area, laboratory, maintenance, administration, logistics
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	12,031	leased	December 2037	Manufacture of bloodlines
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	20,000	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and disinfectants
São Paulo, Brazil	8,615	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets
São Paulo, Brazil	5,430	leased	March 2012	Warehouse and technical service office
Bogotá, Colombia	14,018	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions, administration
Bogotá, Colombia	1,600	leased	July 2013	Manufacture of peritoneal dialysis bags
Bogotá, Colombia	2,619	owned		Administration Building
Valencia, Venezuela	3,648	leased	June 2015	Head office and warehouse
Hong Kong	1,770	leased	February 2014	Warehouse
Suzhou, China (Changshu Plant)	25,168	owned		Manufacture of hemodialysis bloodline sets / AV fistula set
Smithfield NSW, Australia	5,350	owned		Manufacture of hemodialysis concentrate & warehouse
Scoresby, Australia	6,263	leased	December 2019	VIC warehouse / seating & packs / production
Auckland, New Zealand	2,170	leased	May 2030	Warehouse / office
Selangor, Malaysia	3,149	leased	May 2015	Administration / warehouse
Yongin, South Korea	1,650	leased	June 2012	Warehouse
Seaol, South Korea	1,905	leased	January 2013	Administration
Sooncheon, South Korea	5,112	owned		Clinic

		Currently
		Owned or
	Floor Area	Leased by
	(Approximate	Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Taipei, Taiwan	1,841	leased	September 2015	Sales, technical and administration office
Tai Chung, Taiwan	3,053	leased	January 2020	Nephrocare clinic
Oita, Japan (Inukai Plant)	3,065	owned		Manufacture of polysulfone filters
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Fukuoka, Japan (Buzen Plant) - Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Ibaragi, Japan	7,111	leased	August 2013	Clinic
Waltham, Massachusetts	25,588	leased	April 2017 - July 2017 with a 10 year and a second 5 year renewal option	North American corporate headquarters
Lexington, Massachusetts	6,425	leased	April 2017	IT headquarters and administration - North America
Nashville, Tennessee	4,487	leased	August 2013	IT administration / payroll administration
Walnut Creek, California	7,897	leased	June 2013	Manufacture of hemodialysis machines and peritoneal
Pittsburg, California	7,135	leased	June 2013	Warehouse
Ogden, Utah	74,322	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Ogden, Utah	9,755	leased	July 2033	Plant expansion, manufacturing operations
Ogden, Utah	24,452	leased	December 2021	Warehouse
Ogden, Utah	8,933	leased	December 2021	Warehouse
Ogden, Utah	2,072	leased	year-to-year lease	Warehouse
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Livingston, California	7,885	leased	December 2017 with two consequtive 5-year renewal options	Manufacture of liquid hemodialysis concentrates and resupply
Milpitas, California	8,670	leased	December 2015 with 5-year renewal option	Clinical laboratory testing
Rockleigh, New Jersey	9,812	leased	May 2012	Clinical laboratory testing
Irving, Texas	8,374	leased	February 2014	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	7,079	leased	June 2013	Warehouse
Reynosa, Mexico	4,645	owned		Warehouse
Lachine, Canada	3,663	leased	March 2014	Warehouse
Montreal, Canada	4,036	leased	September 2020	Warehouse
Richmond , Canada	2,286	leased	April 2014	Warehouse
Richmond Hill, Canada	5,948	leased	November 2016	Warehouse and administrative offices
Warrendale, Pennsylvania	2,366	leased	April 2013	RSI administration and research facility
Oklahoma City, OK	3,665	leased	October 2015	Manufacture of sorbent cartridges

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

Recoverability of Goodwill and Intangible Assets

The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill and other non-amortizable intangible assets such as trade names and management contracts. At December 31, 2011, the carrying amount of goodwill amounted to $9,187 million and non-amortizable intangible assets amounted to $218 million representing in total approximately 48% of our total assets.

In accordance with current accounting standards, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired. See also Note 1f) in the Notes to Consolidated Financial Statements.

To comply with the provisions of the current accounting standards for the impairment testing, the fair value of the reporting unit is compared to the reporting unit’s carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital (“WACC”) specific to that reporting unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company’s business which, results from the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The Company’s weighted average cost of capital consisted of a basic rate of 6.27% for 2011. This basic rate is then adjusted by a country specific risk rate within each reporting unit.

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

Legal Contingencies

We are party to litigation and subject to investigations relating to a number of matters as described in Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies.” The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

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

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $2,798 million and $2,573 million at December 31, 2011 and 2010, respectively, net of allowances for doubtful accounts of $300 million and $277 million, respectively. Approximately half of our receivables relates to business in our North America segment.

Dialysis care revenues are recognized and billed at amounts estimated to be receivable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors where we have contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at our standard rates for services and, in our North America segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement experience with those payors for which contracted rates are not predetermined. The contractual adjustment and the allowance for doubtful accounts are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented.

The allowance for doubtful accounts is based on local payment and collection experience. We sell dialysis products directly or through distributors in more than 120 countries and we provide dialysis services in approximately 40 countries through clinics we own or manage. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices. Specifically, public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made. Payment differences are mainly due to the timing of the funding by the local, state or federal government to the agency that is sponsoring the program that purchases our services or products. The collection of accounts receivable from product sales to dialysis clinics is affected by the same underlying causes, since these buyers of our products are reimbursed as well by government institutions or government sponsored programs.

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

Due to the number of our subsidiaries and different countries that we operate in, our policy of determining when a valuation allowance is required considers the appropriate local facts and circumstances that apply to an account. While payment and collection practices vary significantly between countries and even agencies within one country, government payors usually represent low to moderate credit risks. Accordingly, the length of time to collect does not, in and of itself, indicate an increased credit risk and it is our policy to determine when receivables should be classified as bad debt on a local basis taking into account local practices. In all instances, local review of accounts receivable is performed on a regular basis, generally monthly. When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.

Estimates for the allowances for doubtful accounts receivable from the dialysis service business are mainly based on local payment and past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the International segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history. Write offs are taken on a claim by claim basis when the collection efforts are exhausted. Due to the fact that a large portion of our reimbursement is provided by public healthcare organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis. See “B. Liquidity and Capital Resources — Operations,” below, for a discussion of days sales outstanding developments in 2011. A significant change in our collection experience, deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2011 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2011 would have been reduced by approximately 1.5%.

The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2011 and 2010. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Trade accounts receivable in the International segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 3% at December 31, 2011.

Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2011
			overdue	overdue
		overdue	more than	more than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$379	$92	$51	$44	$29	$595	21
U.S. Commercial Payors	250	142	37	33	21	483	17
U.S. Hospitals	101	25	5	2	1	133	5
Self-Pay of U.S. patients	0	4	4	1	1	11	0
Other North America	8	3	1	0	0	12	1
International product customers and dialysis payors	772	289	144	140	219	1,564	56

Total	$1,510	$555	$242	$220	$271	$2,798	100

	At December 31, 2010
			overdue	overdue
		overdue	more than	more than	overdue		% of
		by	3 months	6 months	by		net
		up to	up to	up to	more than		trade
	current	3 months	6 months	1 year	1 year	Total	A/R
	(in millions)

U.S. Medicare and Medicaid Programs	$372	$85	$41	$28	$20	$546	21
U.S. Commercial Payors	270	152	48	39	22	531	21
U.S. Hospitals	88	28	3	2	3	124	5
Self-Pay of U.S. patients	0	3	3	1	—	7	0
Other North America	1	1	0	0	—	2	0
International product customers and dialysis payors	777	227	116	112	131	1,363	53

Total	$1,508	$496	$211	$182	$176	$2,573	100

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

Financial Condition and Results of Operations

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also provide inpatient dialysis services and other services under contract to hospitals. We estimate that providing dialysis services and distributing dialysis products and equipment represents a worldwide market of approximately $75 billion with expected annual worldwide market growth of around 4%, adjusted for currency. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced, and after the implementation of the case-mix adjusted bundled prospective payment system (“ESRD PPS”) in the U.S., also expect in the future, generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have historically been limited. Our ability to influence the pricing of our services is limited.

A majority of our U.S. dialysis services is paid for by the Medicare program. Medicare payments for dialysis services provided before January 1, 2011 were based on a composite rate, which included a drug add-on adjustment, case-mix adjustments, and a regional wage index adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the average sales price reimbursement system established by the MMA.

Until January 1, 2011 certain other items and services that we furnish at our dialysis centers were not included in the composite rate and were eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as the erythropoietin-stimulating agents EPO and Aranesp (“ESAs”), vitamin D analogs, and iron, which were reimbursed at 106% of the average sales price as reported to the Centers for Medicare and Medicaid Services (“CMS”) by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home were also reimbursed separately under a reimbursement structure comparable to the in-center composite rate.

With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, CMS published a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the ESRD PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The initial ESRD PPS base reimbursement rate is set at $229.63 per dialysis treatment. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

The ESRD PPS will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers were required to elect in November 2010 whether to become fully subject to the new system starting in January 2011 or to participate in the phase-in. As part of the base payment for 2011, CMS included a negative 3.1 percent adjustment for each facility in order to ensure a budget-neutral transition, the “Transition Adjuster”, based on its estimation that only 43% of dialysis facilities would elect to participate fully in the ESRD PPS in 2011. In April 2011, however, CMS reduced the Transition Adjuster to zero percent for the remainder of 2011, based on the actual number of facilities that elected to fully participate in the ESRD PPS. CMS retained a zero percent Transition Adjuster for 2012 as well.

Beginning in 2012, the ESRD PPS payment amount will be subject to annual adjustment based on increases in the costs of a “market basket” of certain healthcare items and services less a productivity adjustment. On November 10, 2011, CMS published a final rule finalizing the 2012 ESRD PPS rate. In the rule, CMS established the 2012 productivity adjusted market basket update at 2.1 percent, which was based on a market basket update of 3.0 percent less a productivity adjustment of 0.9 percent. Additionally, CMS set the 2012 wage index budget-neutrality adjusted base rate of $234.81 per treatment.

The ESRD PPS’s QIP, initially focusing on anemia management and dialysis adequacy, will affect payments starting January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%, based on performance in 2010 as an initial performance period. In the November 2011 final rule, CMS established the quality measures for payment year 2013, which will once again focus on anemia management and dialysis adequacy. The 2013 measures will be based on performance in 2011. For 2014, CMS has adopted four additional measures to determine whether dialysis patients are receiving high quality care. The new measures include (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels.

Although, based upon CMS’s assessment, we think that the ESRD PPS will result in a lower reimbursement rate on average as a result of the above measures by CMS, nearly all of our U.S. dialysis facilities have elected to be fully subject to the ESRD PPS starting on January 1, 2011. Our plans to mitigate the impact of the ESRD PPS include two broad measures. First, we are working with medical directors and treating physicians to make clinical protocol changes used in treating patients consistent with the QIP and good clinical practices, and are negotiating pharmaceutical acquisition cost savings. In addition, we are seeking to achieve greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics. For a discussion of the impact of ESRD PPS and the above implementation plan on our business, see “— Financial Condition and Results of Operations — Year ended December 31, 2011 compared to year ended December 31, 2010 — North America Segment.”

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

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “ACA”). ACA implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA. ACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA’s integrated care and commercial insurance consumer protection provisions.

On August 2, 2011 the U.S. Budget Control Act of 2011 (“Budget Control Act”) was enacted, which raised the United States’ debt ceiling and put into effect a series of actions for deficit reduction. In addition, the Budget Control Act created a 12-member Congressional Joint Select Committee on Deficit Reduction that was tasked with proposing additional revenue and spending measures to achieve additional deficit reductions of at least $1.5 trillion over ten years, which could include reductions in Medicare and Medicaid. The Joint Congressional Committee failed to make recommendations to Congress by the November 23, 2011 deadline established by the Budget Control Act. As a result of this failure, and unless Congress acts in some other fashion, automatic across the board reductions in spending of $1.2 trillion over nine fiscal years (fiscal years 2013-2021) will be triggered on January 2, 2013. The President has stated that he will veto any legislation that would repeal the automatic budget cuts without a bipartisan solution to deficit reduction. Medicare payments to providers and suppliers would be subject to the triggered reductions, but any such reductions will be capped at 2% annually. Any such reductions would be independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

In the current legislative environment, increases in government spending may need to be accompanied by corresponding offsets. For example, the Budget Control Act did not address reductions in physician payments mandated by the sustainable growth rate (“SGR”). The Temporary Payroll Tax Cut Continuation Act of 2011 delayed implementation of these reductions until March 1, 2012. If implemented for the remainder of calendar year 2012, SGR would impose a reduction of 27.4% in physician fees. In order to reduce or eliminate SGR physician payment reductions and not adversely affect federal spending, Congress would have to reduce other spending. We cannot predict whether any such reductions would affect our business.

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

We have identified three operating segments, North America, International, and Asia-Pacific. For reporting purposes, we have aggregated the International and Asia-Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of an operating segment. Products are transferred to the operating segments at cost, therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities (See Note 23 — “Business Segment Information” in the Notes to the Consolidated Financial Statements found elsewhere in this report). Capital expenditures for production are based on the expected demand of the operating segments and consolidated profitability considerations. This presentation is a change from prior periods, when these services were managed within the operating segments by each region. In addition, certain revenues, acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

A.	Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	2011	2010	2009
	(in millions)

Total revenue
North America	$8,159	$8,135	$7,615
International	4,628	3,923	3,635
Corporate	17	—	—

Totals	12,804	12,058	11,250

Inter-segment revenue
North America	9	5	3
International	—	—	—

Totals	9	5	3

Total net revenue
North America	8,150	8,130	7,612
International	4,628	3,923	3,635
Corporate	17	—	—

Totals	12,795	12,053	11,247

Amortization and depreciation
North America	269	254	233
International	174	149	129
Corporate	114	100	95

Totals	557	503	457

Operating income
North America	1,435	1,386	1,250
International	807	678	637
Corporate	(167)	(140)	(131)

Totals	2,075	1,924	1,756

Interest income	60	25	21
Interest expense	(357)	(305)	(321)
Income tax expense	(601)	(578)	(491)
Net Income	1,177	1,066	965
Less: Net Income attributable to noncontrolling interests	(106)	(87)	(74)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$1,071	$979	$891

Year ended December 31, 2011 compared to year ended December 31, 2010

Highlights

Revenues increased by 6% to $12,795 million (5% at constant rates) mainly due to contributions from acquisitions of 3% and organic growth of 2%.

Operating income (EBIT) increased 8%.

Net Income attributable to shareholders of FMC-AG & Co. KGaA increased by 9%.

Consolidated Financials

Key Indicators for Consolidated Financials

			Change in %
				at constant
	2011	2010	as reported	exchange rates(1)

Number of treatments	34,388,422	31,670,702	9%
Same market treatment growth in %	3.9%	4.6%
Revenue in $ million	12,795	12,053	6%	5%
Gross profit in % of revenue	35.3%	34.4%
Selling, general and administrative costs in % of revenue	18.5%	17.7%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	1,071	979	9%

(1)	For further information on “at constant exchange rates,” see “Non-U.S. GAAP Measures — Constant currency” below.

Treatments increased by 9% for the twelve months ended December 31, 2011 as compared to the same period in 2010. Growth from acquisitions contributed 5% and same market treatment growth contributed 4%.

At December 31, 2011, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,898 clinics compared to 2,744 clinics at December 31, 2010. During 2011, we acquired 119 clinics, opened 64 clinics and combined or closed 29 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 9% to 233,156 at December 31, 2011 from 214,648 at December 31, 2010. Including 21 clinics managed but not consolidated in the U.S., the total number of patients was 234,516.

Net revenue increased by 6% (5% at constant exchange rates) for the twelve months ended December 31, 2011 over the comparable period in 2010 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue increased by 5% to $9,507 million (4% at constant exchange rates) for the year ended December 31, 2011 from $9,070 million in the same period of 2010, mainly due to growth in same market treatments (4%), contributions from acquisitions (3%), and a positive effect from exchange rate fluctuations (1%), partially offset by decreases in revenue per treatment (3%).

Dialysis product revenue increased by 10% to $3,288 million (7% at constant exchange rates) from $2,983 million in the same period of 2010, driven by increased sales of peritoneal dialysis products, mainly as a result of the acquisition of the Gambro peritoneal dialysis business, and sales of hemodialysis products, especially of dialyzers, machines, products for acute care treatment, solutions and concentrates and bloodlines, partially offset by lower sales of renal pharmaceuticals.

The increase in gross profit margin reflects an increase in gross profit margin in North America due to lower costs for pharmaceuticals, mainly driven by changes in anemia management protocols, partially offset by the effect of a lower revenue rate attributable to the ESRD PPS and higher personnel costs.

Selling, general and administrative (“SG&A”) expenses increased to $2,366 million in the year ended December 31, 2011 from $2,133 million in the same period of 2010. SG&A expenses as a percentage of sales increased to 18.5% for the year ended December 31, 2011 from 17.7% in the same period of 2010 as a result of an increase in North America due to higher freight and distribution costs as a result of higher fuel costs and increased freight volume as well as a lower revenue rate due to the ESRD PPS. Bad debt expense for the year ended December 31, 2011 was $242 million as compared to $218 million for the same period of 2010, representing 1.9% and 1.8% of sales for the years ended December 31, 2011 and 2010, respectively.

R&D expenses increased to $111 million in the year ended December 31, 2011 as compared to $97 million in the same period in 2010. This increase is due to the first-time consolidation of an acquisition in the second quarter of 2010 that is included for the full fiscal year 2011 as well as increased spending for research in the field of sorbent-based technology.

Income from equity method investees increased to $31 million for the twelve months ended December 31, 2011 from $9 million for the same period of 2010 due to the income from VFMCRP, our renal pharmaceuticals joint venture.

Operating income increased to $2,075 million in the year ended December 31, 2011 from $1,924 million for the same period in 2010. Operating income margin increased to 16.2% for the year ended December 31, 2011 from 16.0% for the same period in 2010 as a result of the increase in gross profit margin as noted above and the increase in income from equity method investees as noted above, partially offset by the increased SG&A expenses as a percentage of revenue as noted above.

Interest expense increased by 17% to $357 million for the twelve months ended December 31, 2011 from $305 million for the same period in 2010 mainly as a result of increased debt, partially offset by lower interest rates driven by fewer interest rate swaps at relatively high rates. Interest income increased to $60 million for the twelve months ended December 31, 2011 from $25 million for the same period in 2010 as a result of interest on notes issued to us by a related party in the first quarter of 2011.

Income tax expense increased to $601 million for the year ended December 31, 2011 from $578 million for the same period in 2010. The effective tax rate decreased to 33.8% from 35.2% for the same period of 2010, mainly as a result of higher internal financing as well as higher tax free joint venture income and an increase in non-taxable noncontrolling interests in North America. This was partially offset by the release of a $10 million valuation allowance in the second quarter of 2010 on deferred taxes for net operating losses.

Net income attributable to shareholders of FMC-AG & Co. KGaA for the twelve months ended December 31, 2011 increased to $1,071 million from $979 million for the same period in 2010 as a result of the combined effects of the items discussed above.

We employed 79,159 people (full-time equivalents) as of December 31, 2011 compared to 73,452 as of December 31, 2010, an increase of 7.8% primarily due to overall growth in our business and acquisitions.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	2011	2010	Change in %

Number of treatments	21,608,620	20,850,242	4%
Same market treatment growth in %	3.2%	4.3%
Revenue in $ million	8,150	8,130	0%
Depreciation and amortization in $ million	269	254	6%
Operating income in $ million	1,435	1,386	4%
Operating income margin in %	17.6%	17.0%

Revenue

Treatments increased by 4% for the twelve months ended December 31, 2011 as compared to the same period in 2010 mostly due to same market growth (3%) and contributions from acquisitions (1%). At December 31, 2011, 142,319 patients (a 3% increase over the same period in the prior year) were being treated in the 1,838 clinics that we own or operate in the North America segment, compared to 137,689 patients treated in 1,810 clinics at December 31, 2010. Average North America revenue per treatment was $340 for the twelve months ended December 31, 2011 and $349 in the same period in 2010. In the U.S., the average revenue per treatment was $348 for the twelve months ended December 31, 2011 and $356 for the same period in 2010. The decrease was mainly attributable to the effect of the implementation of the ESRD PPS.

Net revenue for the North America segment for the year ended December 31, 2011 increased slightly as a result of an increase in dialysis care revenue to $7,337 million from $7,303 million in the same period of 2010 partially offset by a decrease in dialysis product revenue to $813 million from $827 million in the year ended December 31, 2010.

The slight increase in dialysis care revenue was driven by same market treatment growth (3%) and contributions from acquisitions (1%), partially offset by decreased revenue per treatment (3%) and the effect of closed or sold clinics (1%).

The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals partially offset by increased sales of hemodialysis products and peritoneal dialysis products.

Operating Income

Operating income increased to $1,435 million for the year ended December 31, 2011 from $1,386 million for the same period in 2010. Operating income margin increased to 17.6% for the twelve months ended December 31, 2011 from 17.0% for the same period in 2010, primarily due to a decrease in cost per treatment in the U.S. to $282 from $291 as a result of favorable costs for pharmaceuticals, mainly driven by changes in anemia management protocols, and higher income from the equity method investees due to the income from the joint venture with Galenica, Ltd., partially offset by the effect of the ESRD PPS as well as higher personnel expenses and higher freight and distribution costs as a result of increased fuel costs and increased freight volume. Cost per treatment for North America decreased to $276 for the year ended December 31, 2011 from $285 in the same period of 2010, offsetting the decrease in North America revenue per treatment for the same period.

International Segment

Key Indicators for International Segment

			Change in %
				at constant
	2011	2010	as reported	exchange rates(1)

Number of treatments	12,779,802	10,820,460	18%
Same market treatment growth in %	5.4%	5.1%
Revenue in $ million	4,628	3,923	18%	14%
Depreciation and amortization in $ million	174	149	17%
Operating income in $ million	807	678	19%
Operating income margin in %	17.4%	17.3%

(1)	For further information on “at constant exchange rates,” see “Non-U.S. GAAP Measures — Constant currency” below.

Revenue

Treatments increased by 18% in the twelve months ended December 31, 2011 over the same period in 2010 mainly due to contributions from acquisitions (13%) and same market growth (5%). As of December 31, 2011, 90,837 patients (a 18% increase over the same period of the prior year) were being treated at 1,060 clinics that we own, operate or manage in the International segment compared to 76,959 patients treated at 934 clinics at December 31, 2010. Average revenue per treatment for the twelve months ended December 31, 2011 increased to $170 from $163 in comparison with the same period of 2010 due to the strengthening of local currencies against the U.S. dollar ($5) as well as the increased reimbursement rates and changes in the country mix ($2).

Net revenues for the International segment for the year ended December 31, 2011 increased by 18% (14% increase at constant exchange rates) as compared to the same period in 2010 as a result of increases in both dialysis care and dialysis product revenues. Organic growth during the period was 7%, the contribution from acquisitions was 7% and the positive effect of exchange rate fluctuations was 4%.

Including the effects of acquisitions, European region revenue increased 16% (11% increase at constant exchange rates), Latin America region revenue increased 17% (16% increase at constant exchange rates), and Asia-Pacific region revenue increased 26% (19% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the year ended December 31, 2011 by 23% (19% increase at constant exchange rates) to $2,170 million from $1,767 million in the same period of 2010. This increase is a result of an increase in contributions from acquisitions (11%), same market treatment growth (5%) and the positive impact of increases in revenue per treatment (3%). In addition, the positive effect of exchange rate fluctuations was 4%.

Total dialysis product revenue for the year ended December 31, 2011 increased by 14% (9% increase at constant exchange rates) to $2,458 million from $2,156 million in the same period of 2010. The increase in product revenue was driven by increased sales of peritoneal dialysis products, mainly as a result of the acquisition of the Gambro peritoneal dialysis business, and sales of hemodialysis products, especially of dialyzers, machines, products for acute care treatments, solutions and concentrates and bloodlines.

Operating Income

Operating income increased by 19% to $807 million for the year ended December 31, 2011 from $678 million for the same period in 2010. Operating income margin increased slightly to 17.4% for the year ended December 31, 2011 from 17.3% for the same period in 2010.

Year ended December 31, 2010 compared to year ended December 31, 2009

Consolidated Financials

Highlights

Revenues increased by 7% to $12,053 million (7% at constant rates) mainly due to organic growth of 6%.

Operating income (EBIT) increased 10%.

Net Income increased by 10%.

Key Indicators for Consolidated Financials

			Change in %
				at constant
	2010	2009	as reported	exchange rates(1)

Number of treatments	31,670,702	29,425,758	8%
Same market treatment growth in %	4.6%	4.1%
Revenue in $ million	12,053	11,247	7%	7%
Gross profit in % of revenue	34.4%	34.1%
Selling, general and administrative costs in % of revenue	17.7%	17.6%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	979	891	10%

(1)	For further information on “at constant exchange rates,” see “Non-U.S. GAAP Measures — Constant currency” below.

Treatments increased by 8% for the year ended December 31, 2010 as compared to the same period in 2009. Same market treatment growth contributed 5% and growth from acquisitions contributed 4%, partially offset by the effect of closed or sold clinics of 1%.

At December 31, 2010, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,744 clinics compared to 2,553 clinics at December 31, 2009. During 2010, we acquired 168 clinics, opened 90 clinics and combined or closed 54 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 10% to 214,648 at December 31, 2010 from 195,651 at December 31, 2009. Including 30 clinics managed but not consolidated in the U.S., the total number of patients was 216,286.

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

Selling, general and administrative (“SG&A”) expenses increased to $2,133 million in the year ended December 31, 2010 from $1,987 million in the same period of 2009. SG&A expenses as a percentage of sales remained unchanged at 17.7% for the year ended December 31, 2010 in comparison with the same period of 2009 as a result of an increase in North America offset by a decrease in the International segment. The increase in North America was due to higher personnel expenses and donations to U.S. ESRD patient assistance charities, partially offset by economies of scale. The decrease in the International segment was mainly due to economies of scale and the effect of stronger growth in the dialysis care business, which has lower SG&A margins, partially offset by the one-time revaluation of the balance sheet of our operations in Venezuela as a result of the devaluation of the Venezuelan bolivar driven by hyperinflation. Bad debt expense for the year ended December 31, 2010 was $218 million as compared to $210 million for the same period of 2009, representing 1.8% and 1.9% of sales for the years ended December 31, 2010 and 2009, respectively.

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

Net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2010 increased to $979 million from $891 million for the same period in 2009 as a result of the combined effects of the items discussed above.

We employed 73,452 people (full-time equivalents) as of December 31, 2010 compared to 67,988 as of December 31, 2009, an increase of 8.0% primarily due to overall growth in our business and acquisitions.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	2010	2009	Change in %

Number of treatments	20,850,242	19,867,465	5%
Same market treatment growth in %	4.3%	3.5%
Revenue in $ million	8,130	7,612	7%
Depreciation and amortization in $ million	254	233	9%
Operating income in $ million	1,386	1,250	11%
Operating income margin in %	17.0%	16.4%

Revenue

Treatments increased by 5% for the year ended December 31, 2010 as compared to the same period in 2009 mostly due to same market growth (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%). At December 31, 2010, 137,689 patients (a 4% increase over the same period in the prior year) were being treated in the 1,810 clinics that we own or operate in the North America segment, compared to 132,262 patients treated in 1,784 clinics at December 31, 2009. Average North America revenue per treatment was $349 for the year ended December 31, 2010 and $341 in the same period in 2009. In the U.S., the average revenue per treatment was $356 for the year ended December 31, 2010 and $347 for the same period in 2009. The increase was mainly attributable to increased commercial payor revenue and improvements in the payor mix. In addition, there was an increase of 1% to the 2010 Medicare composite rate.

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

International Segment

Key Indicators for International Segment

			Change in %
				at constant
	2010	2009	as reported	exchange rates(1)

Number of treatments	10,820,460	9,558,293	13%
Same market treatment growth in %	5.1%	5.3%
Revenue in $ million	3,923	3,635	8%	8%
Depreciation and amortization in $ million	149	129	16%
Operating income in $ million	678	637	6%
Operating income margin in %	17.3%	17.5%

(1)	For further information on “at constant exchange rates,” see “Non-U.S. GAAP Measures — Constant currency” below.

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

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and joint ventures, to develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At December 31, 2011, we had cash and cash equivalents of $457 million. For information regarding utilization and availability under our Amended 2006 Senior Credit Agreement, see Note 11, “Long-term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report.

Operations

In 2011, 2010 and 2009, we generated net cash from operations of $1,446 million, $1,368 million and $1,339 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings). The increase in 2011 versus 2010 was mainly a result of increased earnings and a decrease in income tax payments, partially offset by an increase in days of inventory on hand, an increase in other items of working capital and a cash outflow from hedging related to intercompany financing.

The profitability of our business depends significantly on reimbursement rates. Approximately 74% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public healthcare organizations or private insurers. For the period ended December 31, 2011, approximately 30% of our consolidated revenues were attributable to U.S. federal healthcare benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates, as occurred in our North America segment as a result of the implementation of the ERSD PPS, or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and, after the implementation of the new ESRD PPS in the U.S., also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of the ESRD PPS for dialysis services provided after January 1, 2011. See the discussion of the operations of our North America segment under “Results of Operations,” above, for information regarding the effects of the new ESRD PPS on our average revenue per treatment in the U.S.

Our working capital, which is defined as current assets less current liabilities, was $1,432 million at December 31, 2011 which increased from $1,363 million at December 31, 2010, mainly as a result of the repayment of the Trust Preferred Securities at maturity on June 15, 2011 (see Note 13), a decrease in short-term borrowings due to the reclassification of the accounts receivable facility from short-term borrowings into long-term debt, and increases in prepaid expenses, accounts receivable and inventories, partially offset by the reclassification of a portion of Term Loan B and the Euro Note tranches due in 2012 from noncurrent to current liabilities, increases in accrued expenses and accounts payable, as well as a decrease in cash. Our ratio of current assets to current liabilities was 1.3 at December 31, 2011 as compared to 1.4 at December 31, 2010.

We intend to continue to address our current cash and financing requirements by the generation of cash from operations, our existing and future credit agreements, and the issue of debt securities, as occurred most recently on January 26, 2012 (see Note 2, “Subsequent Events”). We have sufficient financial resources, consisting of only partly drawn credit facilities and our accounts receivable facility to meet our needs for the foreseeable future. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see “Financing” below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems and due to the economic conditions in some countries. Accounts receivable balances at December 31, 2011 and December 31, 2010, net of valuation allowances, represented days sales outstanding (“DSO”) of approximately 80 and 76 days, respectively.

DSO by segment is calculated by dividing the segment’s accounts receivable, converted to U.S. Dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales of the last twelve months for that segment, converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	December 31,	December 31,
	2011	2010

North America days sales outstanding	55	54

International days sales outstanding	121	116

FMC-AG & Co. KGaA average days sales outstanding	80	76

DSO performance in the North American segment continued to be strong between December 31, 2010 and 2011, in spite of the implementation of the ESRD PPS. DSO for the International segment increased between December 31, 2010 and December 31, 2011, reflecting payment delays, particularly in countries with budget deficits. Due to the fact that a large portion of our reimbursement is provided by public healthcare organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit more slowly in the International segment in the immediate future.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the future as follows:

We filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. The court has denied motions for summary judgment by both parties and the litigation is proceeding towards trial.

The IRS tax audits of FMCH for the years 2002 through 2008 have been completed. On January 23, 2012, we executed a closing agreement with the IRS with respect to the 2007-2008 tax audit. The agreement reflected a full allowance of interest deductions on intercompany mandatorily redeemable preferred shares for the 2007-2008 tax years. The agreement evidenced a revocation by the IRS in December of 2011 of an initial disallowance of the deductions on mandatorily redeemable shares for the 2007-2008 tax years that was reflected in an IRS examination report issued on November 21, 2011. We also protested the IRS’s disallowance of interest deductions associated with mandatorily redeemable shares for the years 2002-2006. Although our protests remain pending before IRS Appeals, the IRS has advised us that it will withdraw from its disallowance of, and will accordingly permit the deductions associated with, mandatorily redeemable shares for the years 2002-2006. During the IRS tax audit for 2007-2008, the IRS proposed other adjustments which have been recognized in the financial statements.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of their audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authorities’ decision. In January 2011, we reached an agreement with the tax authorities. The additional benefit related to the agreement has been recognized in the financial statements in 2011.

We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies — Legal Proceedings — Commercial Litigation”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization and the confirmation orders were affirmed by the U.S. District Court on January 31, 2012. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. See Note 20 “Commitments and Contingencies — Legal Proceedings — Accrued Special Charge for Litigation” in our Consolidated Financial Statements included in this Report. The payment obligation is not interest-bearing.

If potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our senior credit agreement and other sources of liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $2,346 million, $1,125 million and $698 million in investing activities in 2011, 2010 and 2009, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $570 million, $507 million and $562 million in 2011, 2010 and 2009, respectively. In 2011, capital expenditures were $237 million in the North America segment, $175 million for the International segment and $158 million at Corporate. Capital expenditures in 2010 were $210 million in the North America segment, $174 million for the International segment and $123 million at Corporate. In 2009, capital expenditures were $208 million in the North America segment, $195 million for the International segment and $159 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities primarily in North America, Germany, China and France and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 4%, 4% and 5% of total revenue in 2011, 2010 and 2009, respectively.

We invested approximately $1,785 million cash in 2011, primarily for the acquisitions of International Dialysis Centers, the dialysis service business of Euromedic International, and American Access Care Holdings, LLC, which operates vascular access centers, loans provided to, as well as the purchase of a 49% ownership of, the related party Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, and payments for the extension of the activities of VFMCRP ($818 million in the North America segment, $960 million in the International segment, and $7 million at Corporate), as compared to $632 million cash in the same period of 2010 ($237 million in the North America segment, $373 million in the International segment and $22 million at Corporate) and $188 million cash in 2009 ($124 million in the North America segment, $62 million in the International segment and $2 million at Corporate). In addition, we invested €100 million ($133 million at September 30, 2010) in short-term investments with banks during 2010, which were divested during the fourth quarter of 2010. We received $10 million, $14 million and $2 million in conjunction with divestitures in 2011, 2010 and 2009, respectively. In 2008, we granted a loan of $50 million to Fresenius SE, our parent company, which it repaid on April 30, 2009.

For further discussion of our 2011 acquisitions and investments, see Item 4.B., “Business Overview — Our Strategy and Competitive Strengths — Growth Paths — Path 2 — Acquisitions” and “— Path 3 — Horizontal Expansion.”

We anticipate capital expenditures of approximately $700 million and expect to make acquisitions of approximately $1.8 billion in 2012, including the pending acquisition of Liberty Dialysis Holdings, Inc., announced on August 2, 2011. See “Outlook” below.

Financing

Net cash provided by financing was $793 million in 2011 compared to net cash used in financing of $15 million and $558 million in 2010 and 2009, respectively.

In 2011, cash was provided by the issuance of senior notes, short-term borrowings and short-term borrowings from related parties, partially offset by the repayment of long-term debt, the repayment of the Trust Preferred Securities, the repayment of short-term borrowings and short-term borrowings from related parties and the payment of dividends. For further information on the issuance of senior notes in 2011, see below. In 2010, cash was mainly used to reduce borrowings under our credit facilities and to pay dividends. This was partially offset by the issuance of the €250 million of 5.50% Senior Notes in January 2010, drawings under the accounts receivable facility and other short term borrowings. In 2009, cash was mainly used for repayment of the current portion of long-term debt including Euro Notes in the amount of $279 million (€200 million) that were due and repaid on July 27, 2009, reducing the amount outstanding under our accounts receivable securitization facility (“A/R Facility”), and the payment of dividends partially offset by the issuance of long-term debt and borrowings under other existing long-term debt facilities.

On January 26, 2012, our wholly-owned subsidiary, Fresenius Medical Care US Finance II, Inc. (“US Finance II”), issued $800 million aggregate principal amount of senior unsecured notes with a coupon of 5 5/8% (the “5 5/8% Senior Notes”) at par and $700 million aggregate principal amount of senior unsecured notes with a coupon of 5 7/8% (the “5 7/8% Senior Notes”) at par (together, the “Dollar-denominated Senior Notes”). In addition, our wholly-owned subsidiary, FMC Finance VIII S.A. (“Finance VIII”), issued €250 million aggregate principal amount ($329 million at date of issuance) of senior unsecured notes with a coupon of 5.25% (the “5.25% Euro-denominated Senior Notes”) at par. Both the 5 5/8% Senior Notes and the 5.25% Euro-denominated Senior Notes are due July 31, 2019 while the 5 7/8% Senior Notes are due January 31, 2022. We intend to use the net proceeds of approximately $1,807 million for acquisitions, including the pending acquisition of Liberty Dialysis Holdings, Inc., which was announced on August 2, 2011, to refinance indebtedness and for general corporate purposes. The Dollar-denominated Senior Notes and the 5.25% Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by the Company and Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) (together, the “Guarantor Subsidiaries”).

On October 17, 2011, Finance VIII issued €100 million aggregate principal amount ($138 million at date of issuance) of floating rate senior unsecured notes (the “Floating Rate Senior Notes”) at par, with an interest rate of three month EURIBOR plus 350 basis points. The notes are due October 15, 2016. We used the net proceeds of approximately $136 million for acquisitions, to refinance indebtedness outstanding under the revolving credit facility of our Amended 2006 Senior Credit Agreement, and for general corporate purposes. The Floating Rate Senior Notes are guaranteed on a senior basis jointly and severally by us and the Guarantor Subsidiaries.

On September 14, 2011, US Finance II and Finance VIII issued $400 million and €400 million ($549 million at date of issuance) aggregate principal amount of 6.50% Dollar-denominated Senior Notes and 6.50% Euro-denominated Senior Notes, respectively. Both the 6.50% Dollar-denominated Senior Notes and 6.50% Euro-denominated Senior Notes had an issue price of 98.623% and a yield to maturity of 6.75%, and are due on September 15, 2018. Net proceeds of approximately $927 million were used for acquisitions, to refinance indebtedness outstanding under the revolving credit facility of our Amended 2006 Senior Credit Agreement and under our A/R facility, and for general corporate purposes. The 6.50% Dollar-denominated Senior Notes and the 6.50% Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by us and the Guarantor Subsidiaries.

On August 18, 2011, we renewed our A/R Facility until July 31, 2014 and increased available borrowings under the facility from $700 million to $800 million, resulting in a reclassification of the A/R Facility from short-term borrowings to long-term debt.

On February 3, 2011, our wholly owned subsidiaries, Fresenius Medical Care US Finance, Inc. and FMC Finance VII S.A., issued $650 million and €300 million (approximately $412 million at the date of issuance) of 5.75% Senior Notes and 5.25% Senior Notes, respectively. The 5.75% Senior Notes had an issue price of 99.060% and a yield to maturity of 5.875%. The 5.25% Senior Notes were issued at par. Both the 5.75% Senior Notes and the 5.25% Senior Notes are due February 15, 2021. Net proceeds were used to repay indebtedness outstanding under our accounts receivable facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments for our recent acquisition of International Dialysis Centers, and for general corporate purposes to support our renal dialysis products and services business. Both the 5.75% and the 5.25% Senior Notes are guaranteed on a senior basis jointly and severally by us and the Guarantor Subsidiaries.

The following table summarizes the Company’s available sources of liquidity at December 31, 2011:

Available Sources of Liquidity		Expiration per period of
in millions	Total	1 Year	2-5 Years

Accounts receivable facility(a)	$266	$—	$266
Revolving Credit Facility of the Amended 2006 Senior Credit Agreement(b)	960	—	960
Other Unused Lines of Credit	234	234	—

	$1,460	$234	$1,226

(a)	Subject to availability of sufficient accounts receivable meeting funding criteria.

(b)	At December 31, 2011, the Company had letter of credit outstanding in the amount of $181 which reduces the availability under the Revolving Credit Facility to the amount shown in this table.

The amount of guarantees and other commercial commitments at December 31, 2011 is not significant.

At December 31, 2011, we have short-term borrowings, excluding the current portion of long-term debt, of $92 million.

The following table summarizes, as of December 31, 2011, our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

Contractual Obligations and Commitments		Payments due by period of
in millions	Total	1 Year	2-5 Years	Over 5 Years

Long Term Debt(a)(b)	$7,854	$1,716	$3,243	$2,895
Capital Lease Obligations	19	5	7	7
Operating Leases	2,707	511	1,457	739
Unconditional Purchase Obligations	2,598	533	1,338	727
Other Long-term Obligations	116	99	17	—
Letters of Credit	181	—	181	—

	$13,474	$2,864	$6,243	$4,368

(a)	Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

(b)	Excludes our 5 5/8% Senior Notes and 5.25% Euro-denominated Senior Notes due 2019 and our 5 7/8% Senior Notes due 2022 issued on January 26, 2012.

Our obligations under the Amended 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries, including FMCH and D-GmbH, in favor of the lenders. Our Amended 2006 Senior Credit Agreement, EIB agreements, Euro Notes and Senior Notes include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the Amended 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the Amended 2006 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs.

The breach of any of the covenants in any of the instruments or agreements governing our long-term debt — the Amended 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes or the Senior Notes — could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Amended 2006 Senior Credit Agreement becomes due at the option of the lenders under that agreement, and the “cross default” provisions in our other long-term debt permit the lenders to accelerate the maturity of the debt upon such a default as well. As of December 31, 2011, we are in compliance with all covenants under the Amended 2006 Senior Credit Agreement and our other financing agreements. For information regarding our Amended 2006 Senior Credit Agreement, EIB agreements, Euro Notes and Senior Notes, see Note 11 of the Notes to Consolidated Financial Statements, “Long-Term Debt and Capital Lease Obligations.”

Although we are not immune from the global financial crisis, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial potion of our services, our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payers. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate, credit risks. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our dialysis products. See “Results of Operations” above. If the current conditions in the credit and equity markets continue, or worsen, they could also increase our financing costs and limit our financial flexibility.

Following our earnings-driven dividend policy, our General Partner’s Management Board will propose to the shareholders at the Annual General meeting on May 10, 2012, a dividend with respect to 2011 and payable in 2012, of €0.69 per ordinary share (for 2010 paid in 2011: €0.65) and €0.71 per preference share (for 2010 paid in 2011: €0.67). The total expected dividend payment is approximately €210 million (approximately $272 million based upon the December 31, 2011 spot rate) compared to dividends of €197 million ($281 million) paid in 2011 with respect to 2010. Our Amended 2006 Senior Credit Agreement limits disbursements for dividends during 2012 to $360 million in total.

Our 2012 principal financing needs are the payment for our pending acquisition of Liberty Dialysis Holdings, Inc., which we announced in August 2011 and expect to close in the first quarter of 2012, and the dividend payment of approximately $272 million in May 2012, which is expected to be mostly covered by cash flow from operations and from existing credit facilities. Subsequent to December 31, 2011, we issued of approximately $1.8 billion principal amount Senior Notes in January of 2012 (see Note 2 of the Notes to the Consolidated Financial Statements, “Subsequent Events”). In addition, the quarterly payments for Term Loan B of the Amended 2006 Senior Credit Agreement increase to $379 million from $4 million beginning with the payment on June 30, 2012. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

Outlook

Below is a table showing our growth outlook for 2012 and 2013:

	2012	2013

Revenue1)	~$14 billion
Revenue growth2)	~14%	6-8%
Operating Income Margin	~16.9%
Net Income	~$1.3 billion
Net Income attributable to shareholders of FMC-AG & Co. KGaA	~$1.14 billion	≥ revenue growth
Dividends	based on development of earnings	based on development of earnings
Capital Expenditures	~$0.7 billion
Acquisitions	~$1.8 billion
Capital Expenditures and Acquisitions in % of revenue		~7-9%

Debt/EBITDA Ratio	< 3.0	< 2.7

1)	Revenue outlook has been made in accordance with U.S. GAAP upon initial application of Accounting Standards Update 2011-07, Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenues, Provision for Bad Debts and the Allowance for Doubtful Accounts for Certain Health Care Entities (see Note 1s), “The Company and Basis of Presentation-Recent Pronouncements.” The comparable revenue for 2011 was $12.571 billion.

2)	At constant currency (See “Non-U.S. GAAP Constant Currency” below,)

Non-U.S. GAAP Measures

Constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency,” it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates.”

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. However, we also believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,632 million, 20.6% of revenues for 2011, $2,427 million, 20.1% of revenues for 2010 and $2,213 million, 19.7% of revenues for 2009. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2006 Senior Credit Agreement, Euro Notes, EIB agreements, and the indentures relating to our Senior Notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the years ended December 31,
	2011	2010	2009
	(in millions)

Total EBITDA	$2,632	$2,427	$2,213
Interest expense (net of interest income)	(297)	(280)	(300)
Income tax expense, net	(601)	(578)	(490)
Change in deferred taxes, net	147	15	22
Changes in operating assets and liabilities	(397)	(237)	(140)
Stock Compensation expense	29	28	34
Other items, net	(67)	(7)	—

Net cash provided by operating activities	$1,446	$1,368	$1,339

Balance Sheet Structure

Total assets as of December 31, 2011 increased to $19.5 billion compared to $17.1 billion at December 31, 2010. Current assets as a percent of total assets decreased to 29% at December 31, 2011 from 30% at December 31, 2010. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, decreased to 41% at December 31, 2011 from 44% at December 31, 2010.

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

The task of our research and development group, which employs approximately 530 full time equivalents, is to continually develop and improve our products and treatments. Our largest research and development department is R&D in our European region with approximately 330 employees, most of whom work at our Schweinfurt and Bad Homburg locations. Smaller teams also work in St. Wendel, Germany and in Bucharest, Romania, where an R&D competency center specializing in software development has been established. In September 2010, we opened a new research lab in Krems, which specializes in sorbent technology. Apart from R&D International, we have research and development departments in the North America and the Asia Pacific regions. All of these units are closely connected and cooperate on many projects.

Research and development expenditures amounted to $111 million in 2011, compared to $97 million and $94 million in 2010 and 2009, respectively. Our 2011 expenditures focused on continuously enhancing and improving our products and treatment concepts for our patients and users, on membrane development in connection with our work on a wearable artificial kidney, on dialysis patient overhydration, on software for enhanced patient safety during unattended dialysis and data management for dialysis clinics, and on an extracorporeal hepatic (liver) assist device. A discussion of each of these activities follows below.

Home Dialysis

The 2008K@home was specifically developed for in home use and was released to the North America market in November of 2011. The 2008K@home system was designed to have an intuitively designed user interface for patient use. The device also contains a wetness detector to determine if there is a leak at the vascular access site. This type of detection is important as a leak during the dialysis process can have fatal consequences. Overall, this system allows for a more adaptable and individualized approach to home dialysis care.

The Crit-Line Analysis Device

Crit-Line is an analysis device that enables physicians and dialysis specialists to measure the changes in fluid levels for hemodialysis patients during treatment. Hemodialyis specialists also use Crit-Line to determine whether patients have become over hydrated by measuring the hematocrit level during dialysis. Additionally, this innovative device can also be used in conjunction with the treatment of anemia and acute kidney failure by offering a solution for fluid control and allowing specialists to recognize and treat symptoms more assuredly.

The FX CorDiax Dialyzer

The new FX CorDiax dialyzer contains a Helixone®plus membrane that allows for the selective filtering out of toxins that have a medium molecular size and a low molecular weight, such as phosphates. The removal of these toxins reduces the risk of cardiovascular diseases and ensures that beneficial substances that may be expelled during the normal course of treatment remain within the patient’s system.

Software Development

During November of 2011, we successfully launched a software-based method of blood loss prevention — Venous Access Monitoring, or “VAM.” The software, Venous Needle Disconnect, or “VND” uses intelligent signal analysis in the area of extracorporeal pressure to detect dangerous conditions in the bloodline system, including needle disconnects at the point of vascular access, leakage, and bent tubing. Based on a mathematical algorithm that accounts for normal disturbances and pressure deviations (such as those resulting from patient arm movement), the software detects pressure drops due to leakage or needle slip, sets off an alarm and turns off the blood pump and closes the venous clamp automatically. It is currently integrated into the monitors in our 5008 Series dialysis machines as part of our regular software updates for both clinical and home use. This software version contains an interface for connecting a wetness detector to the patient’s vascular access and it has been proven to significantly reduce blood loss risk during dialysis.

Outlook

We intend to continue investing in developing and improving life-sustaining products and treatment concepts in the years to come, thus improving the quality of life for as many patients as possible with financially viable, environmentally-friendly innovations based on strategic technology platforms. We plan to spend approximately $135 million and $146 million on research and development in 2012 and 2013, respectively.

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

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz), our corporate bodies are our general partner, our supervisory board and our general meeting of shareholders. Our sole general partner is Management AG, a wholly-owned subsidiary of Fresenius SE & Co. KGaA. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

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

Unless resolved otherwise by the general meeting of shareholders, the terms of each of the members of the Supervisory Board of Management AG will expire at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. The most recent election of members of the General Partner’s supervisory board took place in July 2011. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the general partner. Neither our shareholders nor the separate supervisory board of FMC AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.

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

The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2011.

Age as of
December 31,
Name	2011

Dr. Ulf M. Schneider, Chairman(1)	46
Dr. Dieter Schenk, Vice Chairman(4)	59
Dr. Gerd Krick(1)(2)	73
Mr. Rolf A. Classon(3)(4)	66
Dr. Walter L. Weisman(1)(2)(3)	76
Mr. William P. Johnston(1)(2)(3)(4)	67

(1)	Members of the Human Resources Committee of the Supervisory Board of Management AG

(2)	Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3)	Independent director for purposes of our pooling agreement

(4)	Member of the Regulatory and Reimbursement Assessment Committee of the Supervisory Board of Management AG

DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG, the Company’s General Partner, since April 2005. He is also Chairman of the Management Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, and Chairman or member of the Board of a number of other Fresenius SE group companies. Additionally, he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has also held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is also a member of the Board of Directors of APP Pharmaceuticals, Inc., USA.

DR. DIETER SCHENK has been Vice Chairman of the Supervisory Board of Management AG since 2005 and is also Vice Chairman of the Company’s Supervisory Board and a member of the Supervisory Board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, He also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. Dr. Schenk was Chairman of the Supervisory Board of NSL Consulting AG until September 2008.

DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 2005 and the Chairman of the Supervisory Board of FMC AG & Co KGaA since February 2006. He is the Chairman of the Supervisory Board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the Board of Vamed AG, Austria. Additionally, Dr. Krick was a former member of the Supervisory Board of Allianz Private Krankenversicherungs-AG, and former member of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G.

DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 2005. Additionally, he is the former President and Chief Executive Officer of American Medical International, Inc., and is a member of the Board of Directors of Occidental Petroleum Corporation. He is Senior Trustee of the Board of Trustees for the California Institute of Technology, a Life Trustee of the Board of Trustees of the Los Angeles County Museum of Art, and Chairman of the Board of Trustees of the Sundance Institute.

MR. WILLIAM P. JOHNSTON has been a member of the Supervisory Board of Management AG since August 2006. Mr. Johnston has been a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc., HCR-Manor Care, Inc. and LifeCare Holdings, Inc. Mr. Johnston is a member of the Board of Directors of the Georgia O’Keeffe Museum.

MR. ROLF A. CLASSON has been a member of the Supervisory Board of Management AG since July 7, 2011 and a member of the Company’s Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Auxilium Pharmaceuticals, Inc. and Tecan Group Ltd. Additionally, Mr. Classon is a member of the Board of Directors for Hill-Rom holdings, Inc. Mr. Classon was also the Chairman of the Board of Directors of Prometheus Laboratories, Inc. until July 1, 2011, Chairman of the Board of Directors of EKR Therapeutics, Inc. until October 2011, and was a member of the Board of Directors of Enzon Pharmaceuticals, inc. until April 30, 2011.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2011.

	Age as of
	December 31,		Year term
Name	2011	Position	expires

Dr. Ben J. Lipps	71	Chief Executive Officer and Chairman of the Management Board	2012
Rice Powell	56	Vice Chairman of the Management Board and Chief Executive Officer, Fresenius Medical Care North America	2014
Michael Brosnan	56	Chief Financial Offier	2012
Roberto Fusté	59	Chief Executive Officer for Asia Pacific	2016
Dr. Emanuele Gatti	56	Chief Executive Officer for Europe, Middle East, Africa and Latin America and Chief Strategist for FMC-AG & Co. KGaA	2012
Dr. Rainer Runte	52	Chief Administrative Officer for Global Law, Compliance, Intellectual Property and Corporate Business Development and Labor Relations Director for Germany	2014
Kent Wanzek	52	Head of Global Manufacturing Operations	2012

DR. BEN J. LIPPS has been with the Company since 1985. He is Chairman and Chief Executive Officer of the Management Board of Management AG and also holds senior executive positions with subsidiaries of the Company. He is also a member of the Management Board of Fresenius Management SE, member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Dr. Lipps led the research team that developed the first commercial hollow fiber artificial kidney at the end of the 1960s and has held several research management positions in various companies, among them with DOW Chemical.

RICE POWELL has been with the Company since 1997. He is Vice Chairman of the Management Board of Management AG, member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland and Chief Executive Officer and director of Fresenius Medical Care North America. Mr. Powell has 30 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MICHAEL BROSNAN has been with the Company since 1998. He is a member of the Management Board and Chief Financial Officer of Management AG. He is member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was a member of the Board of Directors and Chief Financial Officer of Fresenius Medical Care North America and Vice President of Finance and Administration for Spectra Renal Management. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

DR. EMANUELE GATTI has been with the Company since 1989. His present positions include member of the Management Board of Management AG, Chief Executive Officer and Global Chief Strategist for Europe, Latin America, Middle East and Africa. Additionally, Dr. Gatti has lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and healthcare economics

ROBERTO FUSTÉ has been with the Company since 1991 and his present positions include member of the Management Board of Management AG and Chief Executive Officer for Asia Pacific. Additionally, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Mr. Fusté has also held several senior positions within the Company in Europe and the Asia Pacific region.

DR. RAINER RUNTE has been with the Company since 1991. He is a member of the Management Board of Management AG since December 2005 and is Chief Administrative Officer for Global Law, Compliance, Corporate Governance, Intellectual Property, and Corporate Business Development and is also Labor Relations Director for Germany. Furthermore, he is a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma Ltd., Switzerland. Previously, he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law.

KENT WANZEK has been with the Company since 2003. He is a member of the Management Board of Management AG with responsibility for Global Manufacturing Operations and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The recent Supervisory Board elections occurred in May of 2011. Fresenius SE & Co. KGaA, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but, nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16.G, below, “Governance — The Legal Structure of FMC-AG & Co. KGaA.”

The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom — Messrs. Schenk, Classon, Johnston, Krick and Weisman — are also members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

PROF. DR. BERND FAHRHOLZ, age 64 was a member of the Supervisory Board of Management AG from April 2005 until August 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to KGaA and has been a member of the Supervisory Board of FMC-AG & Co. KGaA since the transformation. He is Vice Chairman of our Audit and Corporate Governance Committee. Additionally, he is of counsel in the law firm of Dewey & LeBoeuf, LLP and was formerly a partner in the law firm of Nörr Stiefenhofer Lutz (now Noerr LLP). He also is the Chairman of the Supervisory Board of SMARTRAC N.V.

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

Report of the Management Board of Management AG, our General Partner

The compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Management AG as general partner of Fresenius Medical AG & Co. KGaA and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. The compensation report is part of the group management report. The compensation report is prepared on the basis of the recommendations made by the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The entire Supervisory Board of Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board is assisted in this task by a personnel committee, the Human Resources Committee. In the year under review, the Human Resources Committee was composed of Dr Ulf M. Schneider (Chairman), Dr Gerd Krick (Vice Chairman), William P. Johnston and Dr Walter L. Weisman.

The Management Board compensation system was reviewed by an independent external compensation expert at the beginning of the year under review and submitted to Fresenius Medical Care AG & Co. KGaA’s shareholders’ meeting for approval. On May 12, 2011 the shareholders’ meeting approved of the Management Board compensation system with a majority of 99.71% of the votes cast.

The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company’s business with the compensation paid and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position while giving due regard to the peer environment.

The compensation of the Management Board is, as a whole, performance-oriented and was composed of three elements in fiscal year 2011:

•	performance-unrelated compensation (basic salary)

•	performance-related compensation (variable bonus)

•	components with long-term incentive effects (stock options, share-based compensation with cash settlement).

The individual components are designed on the basis of the following criteria:

In fiscal year 2011, the performance-unrelated compensation was paid in twelve monthly instalments as basic salary. Moreover, the members of the Management Board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges and additional contributions to pension and health insurance.

The performance-related compensation will also be granted for the fiscal year 2011 as a short-term cash component (annual bonus) and a longer-term share-based compensation component (stock options, share-based compensation with cash settlement). The amount of the performance-related compensation component in each case depends on the achievement of individual and common targets:

The bonus relevant targets for the members of the Management Board are measured by reference to operating profit margin, growth of Group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions). All values are derived from the comparison of estimated and actually achieved figures. Furthermore, targets are divided into Group level targets and those to be achieved in individual regions. Lastly, the various target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective (regional) areas of responsibility assumed by the members of the Management Board.

Variable compensation was based upon EAT growth of at least 6% in the year under review and capped at 15%. Furthermore, the members of the Management Board assuming Group functions and the members of the Management Board with regional responsibilities were evaluated in terms of the development of the respective free cash flow within the Group or in the relevant regions during the period under review, with the targets subject to compensation being within a range of rates between 3% and 6% of the respective free cash flow with reference to the turnover. The regional operating profit margins achieved in the year under review were moreover compensated for the respective Board members with regional responsibilities, in each case, within a target range between 13% and 18.5%.

As a rule, EAT growth for members of the Management Board with Group functions — these are Messrs. Dr. Ben Lipps, Michael Brosnan and Dr. Rainer Runte — are compensated at a share of 80% in variable compensation and are thus weighted higher than for Board members having responsibility for regional earnings (these are Messrs. Roberto Fusté, Dr. Emanuele Gatti and Rice Powell) or in the Global Manufacturing Operations division (Mr. Kent Wanzek), where the share is 60%. The achievement of the target for free cash flow is assessed at the uniform rate of 20% of variable compensation for all members of the Management Board; likewise, the valuation of operating profit margins in the regions is weighted at 20% of the variable compensation component.

In the year under review, the bonus components to be paid via cash payment in principle consisted proportionately of a short-term annual bonus and -subject to the phantom stock component in accordance with the Phantom Stock Plan 2011 described hereunder- a further share-based compensation component (long-term), to be paid by way of cash settlement based on the performance of the stock exchange price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. Once the annual targets were or are achieved, the cash was or will be paid after the end of the respective fiscal year in which the target is achieved. The share-based compensation also to be granted yearly in case of achievement of the yearly targets is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the company of expired service agreements). The amount of cash payment of this share-based compensation corresponds to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. Therefore, the share-based compensation is attributed to the long-term incentive compensation components. The annual targets of the aforementioned and respectively applicable key data are valued at a maximum of 120% and subject to a fixed multiplier, thereby limiting the variable compensation.

In determining the variable compensation, care was taken that the share of the long-term compensation components (including the stock option and phantom stock components described below) constitutes at least 50%

of the total variable components. Should this not be the case mathematically, the Management Board members’ contracts provide that the share of the short-term annual bonus be reduced and the share of the long-term share-based cash components be correspondingly increased, in order to meet this quota. For the total performance-based compensation, the amount of the maximum achievable bonus for each of the members of the Management Board is respectively capped. The share-based compensation components also contain a limitation for cases of extraordinary developments. Furthermore, the Supervisory Board may grant a discretionary bonus for extraordinary performance.

In addition, a special bonus component applied in some cases for fiscal years 2006, 2007 and 2008 which was linked to the achievement of targets as measured only over this three-year period but whose payment to a certain extent is also subject to a vesting period of several years and consequently will take place up to 2012. This bonus component also included special components linked to the achievement of extraordinary financial targets related to special integration measures (e.g. in connection with the acquisition of Renal Care Group in the U.S.) and thus required the achievement of an extraordinary increase in earnings. The present report also reflects those payments based on this earlier bonus component but exercised and paid only in the year under review (see table “Expenses for Long-term Incentive Components”).

For fiscal years 2011 and 2010 the amount of cash payments of the General Partner’s Management Board without long-term incentive components consisted of the following:

	Amount of Cash Payments
	Non-Performance Related						Cash Compensation
	Compensation				Performance Related Compensation		(without long-term
	Salary		Other1)		Bonus		Incentive Components)
	2011	2010	2011	2010	2011	2010	2011	2010
	in thousands		in thousands		in thousands		in thousands

Dr. Ben Lipps	$1,200	$1,200	$254	$469	$1,500	$1,554	$2,954	$3,223
Michael Brosnan	650	650	255	183	813	821	1,718	1,654
Roberto Fusté	696	597	262	245	768	740	1,726	1,582
Dr. Emanuele Gatti	940	862	169	139	1,022	1,086	2,131	2,087
Rice Powell	950	950	37	36	1,361	1,319	2,348	2,305
Dr. Rainer Runte	592	564	59	47	740	729	1,391	1,340
Kent Wanzek	500	500	24	25	716	727	1,240	1,252

Total	$5,528	$5,323	$1,060	$1,144	$6,920	$6,976	$13,508	$13,443

1)	Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

In addition to the aforementioned share-based compensation component with cash settlement, stock options under Stock Option Plan 2011 and phantom stocks under the Phantom Stock Plan 2011 were granted as further components with long-term incentive effects in fiscal year 2011.

The Stock Option Plan 2011 was adopted by the General Meeting of Fresenius Medical Care AG & Co. KGaA on May 12, 2011. Together with the Phantom Stock Plan 2011 it forms the Long Term Incentive Plan 2011 (LTIP 2011). Besides the members of the management board of affiliated companies and managerial staff members of the Company and of certain affiliated companies, the Management Board members of the General Partner are entitled under LTIP 2011. Under the LTIP 2011 a combination of stock options and phantom stocks are granted to the participants. Stock options and phantom stocks will be granted on certain grant days within a period of five years. The number of stock options and phantom stocks to be granted to the members of the Management Board is determined by the Supervisory Board in its discretion, whereupon in principle all members of the Management Board receive the same quantity, with the exception of the Chairman of the Management Board who receives the respective double quantity and with the exception of the Vice Chairman of the Management Board who receives one and a half times the quantity of stock options and phantom stocks. At the time of the grant participants can choose a ratio based on the value of the stock options vs. the value of phantom stock in a range between 75:25 and 50:50. The exercise of stock options and phantom stocks is subject to several conditions such as the expiry of a four year waiting period, the consideration of black-out periods, the achievement of the defined success target and the existence of a service or employment relationship. Stock options may be exercised within four years and phantom stocks within one year after the expiration of the waiting period. For Management Board members who are US tax payers specific conditions apply with respect to the exercise period of phantom stocks. The success target is achieved in each case if, after the grant to the entitled persons in each case, either the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year in each case or — if this is not the case — the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum. If with regard to a comparable period or more than one of the four comparable periods within the waiting period neither the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the granted stock options and phantom stocks are cancelled in the proportion in which the target is not achieved within the waiting period, i.e. by one quarter (1/4), two quarters (1/2), by three quarters (3/4), or completely. For the purposes of this compensation report phantom stocks are attributed to the share-based compensation component with cash settlement (long-term) and disclosed accordingly hereunder.

The principles of Stock Option Plan 2011 and of the two further Employee Participation Programs in place at January 1, 2011 and secured by conditional capital, which entitled their participants to convertible bonds or stock options (from which, however, in fiscal year 2011 no further options could be issued), are described in more detail in the notes in the section on conditional capitals.

Under the Stock Option Plan 2011 in the year under review 1,947,231 stock options were granted in total (in 2010 under the Stock Option Plan 2006: 2,817,879), whereas 307,515 (in 2010 under the Stock Option Plan 2006: 423,300) were accounted for the Management Board members. Moreover, in fiscal year 2011 (for the first time) 215,638 phantom stocks were granted under the Phantom Stock Plan 2011, whereas 29,313 were accounted for the Management Board members.

For fiscal years 2011 and 2010 the number and value of stock options issued, the value of other share-based compensation with cash settlement is shown individually in the following table.

	Components with Long-term Incentive Effect
					Share-based Compensation with Cash
	Stock Options				Settlement1)		Total
	2011	2010	2011	2010	2011	2010	2011	2010
	Number		in thousands		in thousands		in thousands

Dr. Ben Lipps	74,700	99,600	$1,444	$1,040	$967	$518	$2,411	$1,558
Michael Brosnan	37,350	49,800	722	520	504	301	1,226	821
Roberto Fusté	37,350	49,800	722	520	489	207	1,211	727
Dr. Emanuele Gatti	29,880	49,800	578	520	715	553	1,293	1,073
Rice Powell	56,025	74,700	1,083	780	804	539	1,887	1,319
Dr. Rainer Runte	34,860	49,800	674	520	527	243	1,201	763
Kent Wanzek	37,350	49,800	722	520	472	242	1,194	762

Total	307,515	423,300	$5,945	$4,420	$4,478	$2,603	$10,423	$7,023

1)	This includes Phantom Stocks granted to Board Members during the fiscal year. The share-based compensation amounts are based on the grant date fair value.

The stated values of the stock options granted to the members of the Management Board in fiscal year 2011 correspond to their fair value at the time of being granted, namely a value of $19.33 (€13.44) (2010: $10.44/€8.07) per stock option. The exercise price for the stock options granted is $75.47 (€52.48) (2010: $55.19/€42.68).

At the end of fiscal year 2011, the members of the Management Board held a total of 2,354,875 stock options and convertible bonds (jointly referred to as stock options; 2010: 2,178,699 stock options).

The development and status of stock options of the members of the Management Board in fiscal year 2011 are shown in more detail in the following table:

	Development and status of the stock options
	Dr. Ben	Michael	Roberto	Dr. Emanuele	Rice	Dr. Rainer	Kent
	Lipps	Brosnan	Fusté	Gatti	Powell	Runte	Wanzek	Total

Options outstanding at January 1, 2011

Number	598,870	269,598	339,986	375,876	224,100	284,469	85,800	2,178,699

Weighted average exercise price in $	41.60	40.03	38.65	36.67	47.55	42.49	50.36	41.17

Options granted during the fiscal year

Number	74,700	37,350	37,350	29,880	56,025	34,860	37,350	307,515

Weighted average exercise price in $	75.47	75.47	75.47	75.47	75.47	75.47	75.47	75.47

Options exercised during the fiscal year

Number	100,870	—	—	30,469	—	—	—	131,339

Weighted average exercise price in $	23.99	—	—	18.59	—	—	—	22.74

Weighted average share price in $	63.68	—	—	64.69	—	—	—	63.92

Options outstanding at December 31, 2011

Number	572,700	306,948	377,336	375,287	280,125	319,329	123,150	2,354,875

Weighted average exercise price in $	48.13	43.43	41.54	40.62	51.62	45.27	55.68	45.69

Weighted average remaining contractual life in years	4.1	4.0	3.5	3.4	4.9	3.9	5.7	4.0

Range of exercise price in $	39.45 - 75.47	14.78 - 75.47	14.78 - 75.47	14.78 -75.47	41.37 - 75.47	18.72 - 75.47	41.37 - 75.47	14.78 - 75.47

Options exercisable at December 31, 2011

Number	298,800	186,798	240,386	245,807	99,600	184,869	18,000	1,274,260

Weighted average exercise price in $	43.08	35.75	34.65	34.20	44.90	39.37	45.92	38.35

Based on the targets achieved in fiscal year 2011, additional rights for share-based compensation with cash settlement totalling $2.306 million (2010: $2.603 million) were earned. On the basis of the so fixed value of the share-based compensation determination of the specific number of shares is made by the Supervisory Board only in March 2012, based on the then current price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. This number will then serve as a multiplier for the share price and therewith as a base for calculation of the payment after the three-year vesting period.

In the fiscal year 2011, phantom stocks in the total value of $2.172 million were granted for the first time to the Management Board members on the basis of the Phantom Stock Plan 2011 in July 2011 as further share-based compensation component with cash settlement.

The amount of the total compensation of the General Partner’s Management Board for fiscal years 2011 and 2010 is shown in the following table:

	Total Compensation
			Components with
			long-term
	Cash Compensation (without long-term Incentive components)		Incentive Effect		Total Compensation (including long-term Incentive Components)
	2011	2010	2011	2010	2011	2010
	in thousands		in thousands		in thousands

Dr. Ben Lipps	$2,954	$3,223	$2,411	$1,558	$5,365	$4,781
Michael Brosnan	1,718	1,654	1,226	821	2,944	2,475
Roberto Fusté	1,726	1,582	1,211	727	2,937	2,309
Dr. Emanuele Gatti	2,131	2,087	1,293	1,073	3,424	3,160
Rice Powell	2,348	2,305	1,887	1,319	4,235	3,624
Dr. Rainer Runte	1,391	1,340	1,201	763	2,592	2,103
Kent Wanzek	1,240	1,252	1,194	762	2,434	2,014

Total	$13,508	$13,443	$10,423	$7,023	$23,931	$20,466

Compensation components with long-term incentive effects, i.e. stock options as well as share-based compensation components with cash settlement, can be exercised only after the expiry of the specified vesting period. Their value is recognized over the vesting period as expense in the respective fiscal year of the vesting period. Compensation expenses attributable to fiscal years 2011 and 2010 are shown in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based Compensation with Cash Settlement		Share-based Compensation
	2011	2010	2011	2010	2011	2010
	in thousands		in thousands		in thousands

Dr. Ben Lipps	$1,529	$1,165	$1,085	$1,140	$2,614	$2,305
Michael Brosnan	259	74	133	—	392	74
Roberto Fusté	568	583	175	61	743	644
Dr. Emanuele Gatti	553	583	564	426	1,117	1,009
Rice Powell	698	620	611	713	1,309	1,333
Dr. Rainer Runte	563	583	416	502	979	1,085
Kent Wanzek	259	74	111	—	370	74

Total	$4,429	$3,682	$3,095	$2,842	$7,524	$6,524

According to the requirements of the compensation system the amount of the basic salary and the amount of the total compensation of the members of the Management Board have been and will be measured taking into account relevant reference values of other DAX-listed companies and of similar companies with comparable size and performance in the relevant industry sector.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

There are individual contractual pension commitments for the Management Board members Roberto Fusté, Dr Emanuele Gatti and Dr Rainer Runte. Under these commitments, Fresenius Medical Care as of December 31, 2011 has aggregate pension obligations of $8.768 million. (as of December 31, 2010: $8.098 million).

Each of the pension commitments provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 (at age 60 at the earliest with respect to Dr Emanuele Gatti) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) at the earliest, however, depending on the amount of the recipient’s most recent basic salary.

With regard to the retirement pension, the starting percentage of 30% from the last base salary increases with every complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Law to improve company pension plans, “BetrAVG”). 30% of the gross amount of any later income from an activity of the Management Board member is set off against the pension obligation. Any amounts to which the Management Board members or their surviving dependants, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies are to be set off. If a Management Board member dies, the widow receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the widow pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Management AG before he reaches 65 or (in the case of Dr Gatti) 60, except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid for a covered event is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching 65 or (in the case of Dr Gatti) 60 years of age.

With the Chairman of the Management Board, Dr Ben Lipps, there is an individual agreement instead of a pension provision, to the effect that, taking account of a non-compete covenant upon termination of his employment contract/service agreement with Management AG, he will be retained to render consulting services to the Company for a period of 10 years. The annual consideration for such services would amount to approximately 33% of the non-performance-linked compensation components paid to him in fiscal year 2011. The present value of this agreement amounted to $2.981 million. as of December 31, 2011.

Management Board members Rice Powell, Michael Brosnan and Kent Wanzek participated in the U.S.-based 401(k) savings plan in the year under review. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The company supports this investment, for permanent employees with at least one year of service, via 50% of the investment made, up to a limit of 6% of income — whereupon the allowance paid by the Company is limited to 3% of the income — or a maximum of $16,500 ($22,000 for employees 50 years of age or older). The aforementioned Management Board members were each contractually enabled to participate in this plan; in the past fiscal year the company paid out $9,310 (in the previous year: $9,383) respectively in this regard.

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

Additions to pension obligations in fiscal year 2011 amounted to $1.033 million. (2010: $3.945 million). The pension commitments are shown in the following table:

	Development and status of pension commitments
	As of January 1,		As of December 31,
	2011	increase	2011
	in thousands

Dr. Ben Lipps	$536	$303	$839
Michael Brosnan	68	21	89
Roberto Fusté	2,398	361	2,759
Dr. Emanuele Gatti	4,619	259	4,878
Rice Powell	131	39	170
Dr. Rainer Runte	1,081	50	1,131

Total	$8,833	$1,033	$9,866

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

Miscellaneous

In fiscal year 2011, no loans or advance payments of future compensation components were made to members of the Management Board of Management AG.

The payments to Management Board members Dr. Ben Lipps, Michael Brosnan and Kent Wanzek were paid in part in the U.S. (USD) and in part in Germany (EUR). The part paid in Germany was agreed in net amounts, so that varying tax rates in both countries may retroactively change the gross amounts. Since the actual tax burden can only be calculated later in the context of the tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has obtained Directors & Officers liability insurance with an excess, which complies with the requirements of the German Stock Corporation Act. The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

Former members of the Management Board did not receive any compensation in fiscal year 2011 other than that mentioned above under “Commitments to Members of the Management Board” obligations for this group exist in an amount of $646,000 (2010: $666,000).

Compensation of the Supervisory Board of Fresenius Medical Care & Co. KGaA and Supervisory Board of Management AG

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in clause 13 of the Articles of Association, a copy of which has been filed with the Securities and Exchange Commission.

In accordance with this provision, the members of the Supervisory Board are to be reimbursed for the expenses incurred in the exercise of their offices, which also include the applicable VAT.

As compensation, each Supervisory Board member receives in the first instance a fixed salary of $80,000 per respective complete fiscal year, payable in four equal instalments at the end of a calendar quarter. Should the General Meeting resolve on a higher compensation, with a majority of three-fourths of the votes cast and taking the annual results into account, such compensation shall apply.

The chairman of the Supervisory Board receives additional compensation of $80,000 and his deputy additional compensation of $40,000 per respective complete fiscal year. In addition, the Annual Meeting of FMC-AG & Co. KGaA approved on May 12, 2011, the introduction of a variable performance-related compensation component for the Supervisory Board according to which each member of the Supervisory Board shall also receive an additional remuneration which is based upon the respective average growth of earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this variable component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the supervisory board are only entitled to the variable remuneration component if the 3 year average EPS growth of at least 8.00% is reached. The variable remuneration component, based on the target achievement, is in principle disbursed on a yearly basis, namely following approval of the Company’s annual financial statements, this for the first time after adoption of the annual financial statements for the fiscal year 2011.

As a member of a committee, a member of FMC-AG & Co. KGaA’s Supervisory Board additionally annually receives $40,000, or, as chairman or vice chairman of a committee, $60,000 or $50,000, respectively payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee and in the Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted.

Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the Supervisory Board of the General Partner Management AG at the same time, and receive compensation for his work on the Supervisory Board of Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the Supervisory Board of Management AG. If the deputy chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Management AG, he shall receive no additional compensation for his work as deputy chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

The compensation for the Supervisory Board of Management AG and the compensation for its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 paragraph 3 of the Articles of Association of FMC-AG & Co. KGaA.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Management AG to FMC-AG & Co. KGaA, is listed in the following tables, with the table immediately positioned hereinafter displaying the fixed compensation, whilst the subsequent table sets out the performance related compensation:

	Fixed		Fixed
	compensation for		compensation for				Compensation for
	Supervisory Board		Supervisory Board				committee services
	at FMC		at FMC-AG		Compensation for committee services		at FMC-AG		Non-Performance Related
	Management AG		& Co. KGaA		at FMC Management AG		& Co. KGaA		Compensation
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	in thousand		in thousand		in thousand		in thousand		in thousand

Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$40	$30	$260	$250
Dr. Dieter Schenk	60	60	60	60	50	50	—	—	170	170
Dr. Ulf M. Schneider2)	160	160	—	—	70	70	—	—	230	230
Dr. Walter L. Weisman	40	40	40	40	50	50	60	50	190	180
John Gerhard Kringel3)	20	40	15	40	30	60	—	—	65	140
William P. Johnston	40	40	40	40	120	120	40	30	240	230
Prof. Dr. Bernd Fahrholz4)	—	—	80	80	—	—	45	30	125	110
Rolf A. Classon5)	20	—	31	—	30	—	—	—	81	—

Total	$380	$380	$386	$380	$410	$410	$185	$140	$1,361	$1,310

1)	Shown without VAT and withholding tax

2)	Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG

3)	Member of the supervisory board of FMC-AG & Co. KGaA until May 12, 2011, Member of the supervisory board and Member of committee of FMC Management AG until July 7, 2011

4)	Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA

5)	Member of the supervisory board of FMC-AG & Co. KGaA as of May 12, 2011, Member of the supervisory board of FMC Management AG as of July 7, 2011

	Performance Related
	Compensation		Performance Related
	in FMC		Compensation in		Performance Related		Total
	Management AG		FMC-AG & KGaA		Compensation		compensation
	2011	2010	2011	2010	2011	2010	2011	2010
	in thousand		in thousand		in thousand		in thousands

Dr. Gerd Krick	$30	$—	$30	$—	$60	$—	$320	$250
Dr. Dieter Schenk	30	—	30	—	60	—	230	170
Dr. Ulf M. Schneider1)	60	—	—	—	60	—	290	230
Dr. Walter L. Weisman	30	—	30	—	60	—	250	180
John Gerhard Kringel2)	16	—	11	—	27	—	92	140
William P. Johnston	30	—	30	—	60	—	300	230
Prof. Dr. Bernd Fahrholz3)	—	—	60	—	60	—	185	110
Rolf A. Classon4)	14	—	19	—	33	—	114	—

Total	$210	$—	$210	$—	$420	$—	$1,781	$1,310

1)	Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA;

2)	Member of the supervisory board of FMC-AG & Co. KGaA until May 12, 2011 and of FMC Management AG until July 7, 2011

3)	Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG

4)	Member of the supervisory board of FMC-AG & Co. KGaA effective from May 12, 2011 and of FMC Management AG effective from July 7, 2011

C.	Board Practices

For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see Item 6.A, “Directors, Senior Management and Employees — Directors and Senior Management,” above. For information regarding certain compensation payable to certain members of the general partner’s management board after termination of employment, see Item 6.B, “Directors, Senior Management and Employees — Compensation — Commitments to Members of Management for the Event of the Termination of their Employment” above. The functions usually performed by a remuneration committee, particularly evaluation and assessment of the compensation of the members of the general partner’s Management

Board, are performed by the Human Resources Committee of the general partner’s Supervisory Board, the members of which are Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick, Mr. William P. Johnston and Dr. Walter L. Weisman. Determination of the compensation system and of the compensation to be granted is to be made by the full Supervisory Board of Management AG. In 2011, the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA consisted of Dr. Walter L. Weisman (Chairman), Prof. Dr. Bernd Fahrholz (Vice Chairman), Dr. Gerd Krick and Mr. William P. Johnston, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s supervisory board in fulfilling its oversight responsibilities, primarily through:

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

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Company’s Supervisory Board and for it’s nomination prospects to the General Meeting. In 2011, the nomination committee consisted of Dr. Gerd Krick (Chairman), Dr. Walter G. Weisman, Dr. Dieter Schenk and suggested candidates to the Supervisory Board for the election of Supervisory Board members by the General Meeting in May 2011.

The supervisory board of our general partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the “RRAC”) whose members in 2011 were initially Mr. William P. Johnston (Chairman), Mr. John Gerhard Kringel and Dr. Dieter Schenk. After Mr. Kringel’s retirement from the Supervisory Board, Mr. Rolf A. Classon joined the RRAC as a new member in September 2011. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the Supervisory Board of Management has its own nomination committee, which consisted of Dr. Ulf. M. Schneider (Chairman), Dr. Gerd Krick and Dr. Walter G. Weisman in 2011.

D.	Employees

At December 31, 2011, we had 79,159 employees (full-time equivalents) as compared to 73,452 at December 31, 2010, and 67,988 at December 31, 2009. The 7.8% increase in 2011 was mainly due to the overall growth in our business and acquisitions. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2011	2010	2009

North America
Dialysis Care	37,584	36,488	35,188
Dialysis Products	7,904	7,557	6,916

	45,488	44,045	42,104

International
Dialysis Care	22,787	19,647	16,413
Dialysis Products	10,697	9,584	9,312

	33,484	29,231	25,725

Corporate	187	176	159
Total Company	79,159	73,452	67,988

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

As of December 31, 2011, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2011, Management Board members of the General Partner held options to acquire 2,354,875 ordinary shares of which options to purchase 1,274,260 ordinary shares were exercisable at a weighted average exercise price of €29.64 ($38.35). See Item 6.B, “Directors, Senior Management and Employees — Compensation”. Those options expire at various dates between 2012 and 2019.

Options to Purchase Our Securities

Stock Option and Other Share Based Plans

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and Supervisory Boards, forms the Company’s Long Term Incentive Program 2011 (“2011 Incentive Program”). Under the 2011 Incentive Program, participants will be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 Incentive Program will be granted over a five year period and can be granted on the last Monday in July and/or the first Monday in December each year. Prior to the respective grant, the participants will be able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options v. phantom stock. The amount of phantom stock that plan participants may choose to receive instead of stock options within the aforementioned predefined range is determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment will be conducted on the day following the Company’s AGM and with respect to the grants made in December, on the first Monday in October.

Members of the Management Board of the General Partner, members of the management boards of the Company’s affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 Incentive Program. With respect to participants who are members of the General Partner’s Management Board, the General Partner’s Supervisory Board has sole authority to grant awards and exercise other decision making powers under the 2011 Incentive Program (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 Incentive Program.

The awards under the 2011 Incentive Program are subject to a four-year vesting period. The vesting of the awards granted is subject to achievement of performance targets measured over a four-year period beginning with the first day of the year of the grant. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“Adjusted EPS”), as calculated in accordance with the 2011 Incentive Program, increases by at least 8% year over year during the vesting period or, if this is not the case, the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year of the Adjusted EPS during the four-year vesting period. At the end of the vesting period, one-fourth of the awards granted is forfeited for each year in which the performance target is not achieved. All awards are considered vested if the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year during the four-year vesting period. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the four-year vesting period.

The 2011 Incentive Program was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. Of these twelve million shares, up to two million stock options are designated for members of the Management Board of the General Partner, up to two and a half million stock options are designated for members of management boards of direct or indirect subsidiaries of the Company and up to seven and a half million stock options are designated for managerial staff members of the Company and such subsidiaries. The Company may issue new shares to fulfill the stock option obligations or the Company may issue shares that it has acquired or which the Company itself has in its own possession.

The exercise price of stock options granted under the 2011 Incentive Program shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 Incentive Program have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 Incentive Program to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 Incentive Program are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or disposed of otherwise.

Phantom stock under the 2011 Incentive Program entitles the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the stock exchange price on the Frankfurt Stock Exchange of one of the Company’s ordinary shares on the exercise date. Phantom stock will have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the March following the end of the vesting period.

Incentive plan

In 2011, Management Board members were eligible for performance — related compensation that depended upon achievement of targets. The targets are measured by reference to operating profit margin, growth of group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions), and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions.

The bonus for fiscal year 2011 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2011. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases. The amount of cash payment relating to the share-based component will correspond to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. The amount of the achievable bonus for each of the members of the Management Board is capped.

In 2006, Management AG adopted a three-year performance related compensation plan for fiscal years 2008, 2007 and 2006, for the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share-based compensation based on development of the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured by reference to revenue growth, operating income, consolidated net income, and cash flow development. Annual targets have been achieved and the cash portion of the award has been paid after the end of the respective fiscal year. The share-based compensation portion of the award has been granted but subject to a three-

year vesting period beginning after the respective fiscal year in which the target has been met and is amortized over the same three-year vesting period. The payment of the share-based compensation portion corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The share-based compensation is revalued each reporting period during the vesting period to reflect the market value of the stock as of the reporting date with any changes in value recorded in the reporting period. This plan was fully utilized at the end of 2011.

The share-based compensation incurred under these plans for years 2011, 2010 and 2009 was $2.3 million, $2.6 million and $1.5 million, respectively.

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

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form to a KGaA and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2011, 2010, and 2009 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year’s grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. The last grant under the Amended 2006 Plan took place on December 6, 2010. No further grants are possible under the Amended 2006 Plan. For information regarding options granted to each member of the general partner’s management board, see Item 6.B, “— Compensation of the Management Board” above.

Options granted under the Amended 2006 Plan to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

At December 31, 2011, we had awards outstanding under the terms of various prior stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. Following the Share Split, the convertible bonds have a par value of €0.85 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

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

At December 31, 2011, the Management Board members of the General Partner held 2,354,875 stock options for ordinary shares and employees of the Company held 9,669,942 stock options for ordinary shares with an average remaining contractual life of 4.6 years and 49,090 stock options for preference shares with an average remaining contractual life of 2.80 years with 49,090 exercisable preference options at a weighted average exercise price of $24.11 and 4,766,893 exercisable ordinary options at a weighted average exercise price of $39.56.

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

We have been informed that as of December 31, 2011, Fresenius SE & Co. KGaA owned approximately 30.7% of our Ordinary shares. In August 2008, a subsidiary of Fresenius SE issued Mandatorily Exchangeable Bonds in the aggregate principal amount of €554,000. These matured on August 14, 2011 when they were mandatorily exchangeable into ordinary shares of the Company. Upon maturity, Fresenius SE delivered 15,722,644 of the Company’s ordinary shares to the bond holders. As a result, Fresenius SE’s holding of the Company’s ordinary shares decreased to 30.3%. On November 16, 2011, Fresenius SE announced its plan to increase its voting interest in the Company through the purchase of approximately 3.5 million of the Company’s ordinary shares. In a Schedule 13D filed February 16, 2012, Fresenius SE stated that it had purchased 3,123,068 Ordinary Shares and that on that date, it owned 94,003,450 Ordinary shares (constituting approximately 31.3% of our Ordinary shares, based on 300,210,259 shares outstanding, as reported herein). BlackRock Investment Management (UK) Limited has notified us that as of January 4, 2012, it held more than 5% of our shares.

All of our ordinary shares have the same voting rights. However, as the sole shareholder of our general partner, Fresenius SE & Co. KGaA is barred from voting its ordinary shares on certain matters. See Item 16.G, “Corporate Governance — Supervisory Board.”

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2011, 17,288,844 Ordinary ADSs, each representing one Ordinary share, were held of record by 4,249 U.S. holders and there were 88,109 Preference ADSs, each representing one Preference share, held of record by 1 U.S. holder. For more information regarding ADRs and ADSs see Item 10.B, “Memorandum and Articles of Association — Description of American Depositary Receipts.”

Security Ownership of Certain Beneficial Owners of Fresenius SE & Co. KGaA

Following the change of its legal form into KGaA, Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE & Co. KGaA has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

The Else-Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else-Kröner-Fresenius Stiftung owns approximately 28.7% of the Fresenius SE & Co. KGaA Ordinary shares, (reduced from approximately 58% as a result of the transformation of Fresenius SE’s legal form, in which all of Fresenius SE’s preference shares were converted into Fresenius SE & Co. KGaA ordinary shares). See Item 7.B, “Related party transactions — Other interests,” below. According to Allianz SE, they hold, indirectly, approximately 4.26% of the Fresenius SE & Co. KGaA Ordinary shares.

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

Dr. Gerd Krick, Chairman of our Supervisory Board, is also a member of the Supervisory Board of our general partner as well as of the Supervisory Board of Fresenius SE & Co. KGaA and Chairman of the Supervisory Board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, Vice Chairman of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also Vice Chairman of the Supervisory Board of the general partner of Fresenius SE, and Dr. Ulf M. Schneider, Chairman of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board of Fresenius SE & Co. KGaA’s general partner and was the CEO of Fresenius SE (until change of legal form on January 28, 2011). Dr. Ben J. Lipps, CEO, of the Management Board of our general partner, is also member of the Management Board of the general partner of Fresenius SE. Mr. Rolf A. Classon, Dr. Walter L. Weisman and Mr. William P. Johnston are members of both our Supervisory Board and our general partner’s Supervisory Board. Mr. John Kringel was a member of both our Supervisory Board and our general partner’s Supervisory Board until May 2011 and July 2011, respectively.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than Fresenius Medical Care AG & Co. KGaA and its subsidiaries.

Real Property Lease

We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half of 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €18.6 million, which was approximately $25.8 million as of December 31, 2011, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. In December 2006, the Company exercised its option to renew the lease for manufacturing facilities and the other leases were amended to extend their terms and add renewal options. The leases for the other facilities have a term of ten years. In December 2007, we amended the lease for the Schweinfurt, Germany facility, to add additional manufacturing capacity. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plants and equipment.”

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

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2011, we sold products to Fresenius SE in the amount of $20.2 million. In 2011, we made purchases from Fresenius SE in the amount of $52.6 million.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

On September 10, 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired APP Pharmaceuticals Inc. (“APP Inc.”), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by APP Inc. through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization (“GPO”) structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2011, we acquired $24.1 million of heparin from APP Inc. through the GPO.

We were party to a German consolidated trade tax return with Fresenius SE and certain of its German subsidiaries for the fiscal years 1997-2001. During the second quarter of 2009, we reclassified an account payable in the amount of €77.7 million ($110 million at June 30, 2009) to Fresenius SE to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. The remaining balance of €5.75 million ($7.4 million at December 31, 2011) was repaid during the fourth quarter of 2011 at an interest rate of 6%.

Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2011, Fresenius SE and its affiliates charged us approximately $76.0 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing and warehousing. For 2011 we charged approximately $6.6 million to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

We are party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which we or our subsidiaries may request and receive one or more advances up to an aggregate amount of $400 million during the period ending March 31, 2013. See Note 10 of the Notes to Consolidated Financial Statements, “Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties — Short-Term Borrowings from Related Parties.” During 2011, we received advances between €17.9 million and €181.9 million which carried interest at rates between 1.832% and 2.683% per annum. On December 31, 2011, the Company had borrowings outstanding with Fresenius SE of €18.9 million. On August 19, 2009, the Company borrowed $2.2 million from the general partner at 1.335%. The loan repayment, originally due on August 19, 2010, was originally extended until August 19, 2011 and has been further extended until August 20, 2012 at an interest rate of 3.328%.

Other Interests

Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under our senior credit agreement in effect prior to our 2006 Senior Credit Agreement in effect prior to 2006 and our current Amended 2006 Senior Credit Agreement. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, is a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz Partnerschaft), which has provided legal services to Fresenius SE and Fresenius Medical Care. The portion of legal services to Fresenius Medical Care for the period January 1, 2011 through September 30, 2011, has been approved by our general partner’s Supervisory Board, with Dr. Schenk abstaining from the vote. Services for the fourth quarter of 2011 will be reviewed in the first quarter of 2012 and are subject to approval by the supervisory board. During 2011, Noerr was paid approximately $1.9 million for these services by Fresenius Medical Care. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 28.7% of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the advisory board of Else-Kröner-Fresenius-Stiftung. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.”

Under the articles of association of FMC AG & Co. KGaA, we will pay Fresenius SE a guaranteed return on its capital investment in our general partner. See Item 1.6G, “Corporate Governance — The Legal Structure of FMC AG & Co. KGaA,” below.

General Partner Reimbursement

Management AG, the Company’s general partner, is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the general partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the general partner’s supervisory board and the general partner’s management board. The aggregate amount reimbursed to Management AG for 2011 was approximately $13.5 million for its management services during 2011 including $0.08 million as compensation for its exposure to risk as general partner. The Company’s Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner’s share capital (€1.5 million). See Item 16.G “Governance — The Legal Structure of FMC-AG & Co. KGaA” below.

Item 8.	Financial information

The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.  Legal Proceedings

The information in Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies — Legal Proceedings,” in Part III, Item 18 of this report is incorporated by this reference in response to this item. For information regarding certain tax audits and related claims, see Note 18 of the Notes to Consolidated Financial Statements, “Income Taxes.”

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

Per Share Amount	2011	2010	2009

Preference share	€0.67	€0.63	€0.60
Ordinary share	€0.65	€0.61	€0.58

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2011 payable in 2012 of €0.71 per preference share and €0.69 per ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 10, 2012.

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

A.4. and C. Information regarding the trading markets for price history of our stock

Trading Markets

The principal trading market for our ordinary shares and the preference shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares and preference shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary and preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see Item 10.B., “Memorandum and articles of association — Description of American Depositary Receipts.” However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in Item 7.A., “Major Shareholders.” Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996, the preference shares since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

Since October 1, 1996, ADSs, each representing one Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each representing one Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS/P. At December 31, 2011, there were 88,109 preference ADSs outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, the trading market for the preference ADSs is highly illiquid. In addition, in connection with the New Your Stock Exchange listing of our ADSs upon consummation of our transformation and the related conversion offer, the New York Stock Exchange advised us that if the number of publicly held preference ADSs falls below 100,000, which has occurred, the preference ADSs could be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is Bank of New York Mellon (the “Depositary”).

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers. As of March 2011, the most recent figures available, the shares of more than 11,000 companies were traded on Xetra.

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

As of February 17, 2012, the share prices for the Ordinary and Preference shares traded on the Frankfurt Stock Exchange were €54.37 and €44.25, respectively.

		Price per		Price per
		ordinary share (€)		preference share (€)
		High	Low	High	Low

2012	January	55.05	53.22	44.90	43.00
2011	December	52.50	49.63	43.00	40.55
	November	51.52	48.50	45.00	41.83
	October	53.54	48.66	45.00	39.13
	September	52.10	46.60	42.72	40.27
	August	52.72	45.41	45.90	37.99
2011	Fourth Quarter	53.54	48.50	45.00	39.13
	Third Quarter	55.13	45.41	45.90	37.99
	Second Quarter	53.06	48.23	45.50	40.67
	First Quarter	49.46	41.11	41.35	34.48
2010	Fourth Quarter	45.79	43.01	38.00	33.50
	Third Quarter	45.51	41.13	38.00	35.00
	Second Quarter	44.71	38.21	38.50	32.35
	First Quarter	41.78	36.10	35.87	28.20
2011	Annual	55.13	41.11	45.90	34.48
2010	Annual	45.79	36.10	38.50	28.20
2009	Annual	37.71	26.07	35.30	25.24
2008	Annual	39.10	29.73	37.60	28.31
2007	Annual	38.67	33.05	36.78	31.32

The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2011 was 825,970 shares and 1,002 shares, respectively. The foregoing figures are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

As of February 17, 2012, the share prices for the Ordinary ADSs and Preference ADSs traded on the NYSE were $71.77 and $57.41, respectively.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE:

		Price per ordinary ADS ($)		Price per preference ADS ($)
		High	Low	High	Low

2012	January	71.50	67.86	58.16	55.00
2011	December	69.75	65.51	59.01	55.00
	November	70.73	64.96	61.49	57.24
	October	76.03	64.97	61.49	55.27
	September	71.04	65.93	58.72	55.27
	August	74.65	64.20	60.47	52.51
2011	Fourth Quarter	76.03	64.96	61.49	55.00
	Third Quarter	79.92	64.20	62.10	52.51
	Second Quarter	78.57	68.58	62.80	54.22
	First Quarter	69.74	55.75	55.17	46.00
2010	Fourth Quarter	64.01	56.53	53.11	48.00
	Third Quarter	61.80	52.17	49.00	45.00
	Second Quarter	56.70	47.57	49.70	38.88
	First Quarter	56.20	49.62	50.72	42.70
2011	Annual	79.92	55.75	62.80	46.00
2010	Annual	64.01	47.57	53.11	38.88
2009	Annual	54.96	35.66	50.00	32.00
2008	Annual	59.01	39.84	55.00	28.87
2007	Annual	56.70	43.69	53.50	40.00

Item 10.	Additional information

B.	Articles of Association

FMC-AG & Co.KGaA is a partnership limited by shares (Kommanditgesellschaft auf Aktien) organized under the laws of Germany. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

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

Corporate Purposes

Under our articles of association, our business purposes are:

•	the development, production and distribution of as well as the trading in healthcare products, systems and procedures, including dialysis;

•	the projecting, planning, establishment, acquisition and operation of healthcare businesses, including dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;

•	the development, production and distribution of other pharmaceutical products and the provision of services in this field;

•	the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation;

•	the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

We conduct our business directly and through subsidiaries within and outside Germany.

General Information Regarding Our Share Capital

As of February 17, 2012, our share capital consists of €304,175,950, divided into 300,210,259 bearer ordinary shares without par value (Stückaktien) and 3,965,691 bearer non-voting preference shares without par value (Stückaktien). Our share capital has been fully paid in.

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

Authorized Capital

By resolution of the Annual General Meeting (“AGM”) of shareholders on May 11, 2010, Management AG was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company’s share capital until May 10, 2015 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, “Authorized Capital 2010/I”. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the company (indirect pre-emption rights). No Authorized Capital 2010/I has been issued as of December 31, 2011.

In addition, by resolution of the Annual General Meeting (“AGM”) of shareholders on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, “Authorized Capital 2010/II”. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company’s share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2010/II has been issued as of December 31, 2011.

Authorized Capital 2010/I and Authorized Capital 2010/II became effective upon registration with the commercial register of the local court in Hof an der Saale on May 25, 2010.

Conditional Capital

By resolution of the Company’s AGM on May 12, 2011, the Company’s share capital was conditionally increased up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with no par value and a nominal value of €1.00 each. This conditional increase can only be affected by the exercise of stock options under the Company’s 2011 Stock Option Plan, with each stock option awarded exercisable for one ordinary share (see Note 15). The Company has the right to deliver ordinary shares that it owns or purchases in the market in place of increasing capital by issuing new shares.

Treasury Shares

By resolution of the AGM of shareholders on May 12, 2011 the Company was authorized to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of the shareholder resolution until May 11, 2016. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the registered share capital. The purchase may be limited to one class of shares only. The authorization must not be used for the purpose of trading in treasury shares. The General Partner is authorized to use treasury shares purchased on the basis of this authorization for any purpose legally permissible and in particular for the following purposes:

The authorization entitles the General Partner to acquire and use and to partially or entirely cancel treasury shares bought back, in accordance with common practice among large publically listed companies in Germany without a further resolution of the AGM being required. Furthermore, the General Partner was authorized to sell ordinary treasury shares of the Company also in ways other than via the stock exchange or by means of an offer made to all shareholders, against payment in cash and to the exclusion of subscription rights. Additionally, it is also possible to use ordinary treasury shares against contributions in kind within the scope of business combinations and upon acquisition of companies and other assets, excluding shareholders’ subscription rights.

The authorization further provides that ordinary treasury shares in lieu of the utilization of a conditional capital of the Company can also be issued, excluding the subscription right of shareholders, to employees of the Company and its affiliates, including members of the management of affiliates, and used to service options or obligations to purchase ordinary shares of the Company granted or to be granted to employees of the Company or its affiliates as well as members of the management of affiliates. The General Partner shall further be authorized to use ordinary treasury shares to fulfil notes carrying warrant or conversion rights or conversion obligations, issued by the Company or dependent entities of the Company as defined in section 17 of the German Stock Corporation Act (Aktiengesetz or AktG) and excluding subscription rights according to section 186 (3) sentence 4 AktG. Finally, the General Partner shall be authorized to exclude fractional amounts, if any, in an offer made to all shareholders.

As of December 31, 2011 the Company has not purchased or used treasury shares.

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

Liquidation Rights

Our company may be dissolved by a resolution of our general shareholders’ meeting passed with a majority of three quarters of our share capital represented at such general meeting and the approval of the general partner. In accordance with the AktG, in such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder. Our preference shares are not entitled to a preference in liquidation.

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

Description of American Depositary Receipts

General

The Bank of New York Mellon, a New York banking corporation, is the depositary for American Despositary Shares (“ADSs”) representing our ordinary shares and preference shares. Each ADS represents an ownership interest in one ordinary share or one preference share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the holders and owners of ADSs of the applicable class from time to time (who become bound by the deposit agreement by their acceptance of American Depositary Receipts, or ADRs, evidencing their ADSs). Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates or may also be uncertificated. If ADSs are issued in uncertificated form, owners holding ADSs in book-entry form will receive periodic statements from the depositary showing their ownership of ADSs. In the case of beneficial holders of ADSs, owners will receive these periodic statements through their brokers.

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

As of December 31, 2011, we had 88,109 preference share ADSs outstanding. Accordingly, while the preference share ADSs remain listed on the New York Stock Exchange, the trading market for the preference share ADSs is highly illiquid. In addition, the New York Stock Exchange has advised us that if the number of publicly held preference share ADSs falls below 100,000 preference share ADSs could be delisted.

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

For information regarding certain of our material contracts, see “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions.” For a description of our stock option plans, see “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Options to Purchase our Securities.” For a description of our Amended 2006 Senior Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see Note 10, “Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties” and Note 11, “Long-Term Debt and Capital Lease Obligations” of the Notes to Consolidated Financial Statements.

Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co., a description of which appears in Note 20 of the Notes to Consolidated Financial Statements, “Legal Proceedings,” and the Merger agreement among us, FMCH and RCG.

D.	Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders.

At the present time, Germany does not restrict the export or import of capital, except for certain restrictions on transactions based on international embargo or terror prevention resolutions concerning for example Iraq, Iran, the People’s Republic of Korea, Myanmar, or Sudan. However, the Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie) may — in exceptional cases — review and prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company resident outside of the European Union or the European Free Trade Area if such acquisition constitutes a sufficiently serious threat to the public security or order. This provision is also applicable on other means of acquisition, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). In addition, residents must report (i) monthly any claims against, or any liabilities payable to, non-residents individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 million at the end of any month and (ii) yearly claims against non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims under (i) exceed €500 million at the end of the year. Further, residents must report yearly the value (Stand) of the assets (Vermögen) of (i) non-resident companies in which either 10% or more of the shares or of the voting rights in the company are attributed to the resident, or more than 50% of the shares or of the voting rights are attributed to the resident and/or to one of more non-resident companies which are controlled by the resident and (ii) of the resident’s non resident branch offices and permanent establishments.

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

Market Risk

Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	changes in reimbursement rates;

•	intense competition;

•	foreign exchange rate and interest rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	technological developments in our industry;

•	uncertainties in litigation or investigative proceedings and regulatory developments in the healthcare sector; and

•	the availability of financing.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, “Key Information — Risk Factors.” Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement Rates

We obtained approximately 30% of our worldwide revenue for 2011 from sources subject to regulations under U.S. government healthcare programs. In the past, U.S. budget deficit reduction and healthcare reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future. Effective January 1, 2011, the Medicare reimbursement rate for dialysis services is determined on the basis of a case-mix adjusted “blended” prospective payment system for ESRD dialysis facilities. See Item 4.B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement” and “— Health Care Reform.”

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

The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2011. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2011, and the credit risk inherent to those contracts with positive market values as of December 31, 2011. All contracts expire within 47 months after the reporting date.

Foreign Currency Risk Management

December 31, 2011
(USD in millions)
Nominal amount

								Credit
	2012	2013	2014	2015	2016	Total	Fair value	risk

Purchase of EUR against US$	$837	31	—	—	—	$868	$(18)	$1
Sale of EUR against US$	978	—	—	—	—	978	50	50
Purchase of EUR against others	922	117	30	28	—	1,097	(36)	9
Sale of EUR against others	337	58	30	28	—	453	3	3
Others	31	1	—	—	—	32	(3)	—

Total	$3,105	207	60	56	—	$3,428	$(4)	$63

A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The European Central Bank (“ECB”) determines such rates (“Reference Rates”) based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily at 2:15 p.m. (CET). In preparing our consolidated financial statements and in converting certain U.S. dollar amounts in this report, we have used the Year’s Average Reference Rate of $1.3920 or Year’s Close Reference Rate of $1.2939 per €1.00.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

2007 US$ per EUR	1.4874	1.2893	1.3705	1.4721
2008 US$ per EUR	1.5990	1.2460	1.4713	1.3917
2009 US$ per EUR	1.5120	1.2555	1.3948	1.4406
2010 US$ per EUR	1.4563	1.1942	1.3259	1.3362
2011 US$ per EUR	1.4882	1.2889	1.3920	1.2939

The Reference Rate on February 17, 2012 was $1.3159 per €1.00.

Foreign Exchange Sensitivity Analysis

In order to estimate and quantify the transaction risks from foreign currencies, the Company considers the cash flows reasonably expected for the three months following the reporting date as the relevant assessment basis for a sensitivity analysis. For this analysis, the Company assumes that all foreign exchange rates in which the Company had unhedged positions as of the reporting date would be negatively impacted by 10%. By multiplying the calculated unhedged risk positions with this factor, the maximum possible negative impact of the foreign exchange transaction risks on the Company’s results of operations would be $10 million.

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

These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed rate. Additionally, interest rate swaps have been entered into in anticipation of future debt. The U.S dollar-demoninated swap agreements, all of which expire at various dates in 2012, bear an average interest rate of 3.547%. The euro-denominated interest rate swaps expire in 2012 and 2016 and have an average interest rate of 2.267%.

As of December 31, 2011, the notional amounts of the U.S dollar-denominated interest rate swaps in place were 2,650 million and the notional amount of euro-denominated interest rate swaps in place was €200 million. Simultaneously with the issuance of senior notes in January 2012, interest rate swaps of $1,500 million and €100 million were terminated. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2011, the negative fair value of all our interest rate agreements is $132 million.

The table below presents principal amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

Interest Rate Exposure

December 31, 2011
(in millions)

									Fair Value
									Dec. 31,
	2012		2013	2014	2015	2016	Thereafter	Totals	2011

FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement		$1,262	1,534					$2,796	$2,775
Variable interest rate = 2.05%
Accounts receivable securitization programs	$			535				$535	$535
Variable interest rate = 0.42%
EIB loans	$		165					$165	$165
Variable interest rate = 0.68%

FLOATING RATE € DEBT
Euro Notes 2009/2012		$155						$155	$157
Variable interest rate = 6.79%
Euro Notes 2009/2014		$5	5	29				$39	$40
Variable interest rate = 7.29%
EIB loan	$			181				$181	$181
Variable interest rate = 2.32%
Senior Notes 2011/2016
Variable interest rate = 5.072%	$					129		$129	$131

FIXED RATE US$ DEBT
Senior Notes 2007/2017; fixed interest rate = 6.875%	$						495	$495	$513
Senior Notes 2011/2018; fixed interest rate = 6.50%	$						395	$395	$428
Senior Notes 2011/2021; fixed interest rate = 5.75%	$						644	$644	$637

FIXED RATE € DEBT
Euro Notes 2009/2012		$46						$46	$48
Fixed interest rate = 7.4065%
Euro Notes 2009/2014		$2	2	15				$19	$21
Fixed interest rate = 8.3835%
Senior Notes 2010/2016	$					321		$321	$340
Fixed interest rate = 5.50%
Senior Notes 2011/2018	$						511	$511	$556
Fixed interest rate = 6.50%
Senior Notes 2011/2021	$						388	$388	$384
Fixed interest rate = 5.25%

INTEREST RATE DERIVATIVES
US$ Payer Swaps Notional amount		$2,650						$2,650	$(124)
Average fixed pay rate = 3.55%		3.55%
Receive rate = 3-month $LIBOR
€ Payer Swaps Notional Amount		$129				129		$258	(7)
Average fixed pay rate = 2.27%		2.80%				1.73%
Receive rate = 3-month EURIBOR

All variable interest rates depicted above are as of December 31, 2011

Interest Rate Sensitivity Analysis

For purposes of analyzing the impact of changes in the relevant reference interest rates on the Company’s results of operations, the Company calculates the portion of financial debt which bears variable interest and which has not been hedged by means of interest rate swaps or options against rising interest rates. For this particular part of its liabilities, the Company assumes an increase in the reference rates of 0.5% compared to the actual rates as of reporting date. The corresponding additional annual interest expense is then compared to the Company’s net income. This analysis shows that an increase of 0.5% in the relevant reference rates would have an effect of approximately 1% on the consolidated net income of the Company.

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

Fees Incurred in Past Annual Period

Under the fee agreement between us and the depositary, the depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the depositary. For 2011, we received from the depositary $0.1 million in aggregate payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility and legal fees.

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

The Company’s management, including the members of the Management Board of our general partner performing the functions Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the persons performing the functions of Chief Executive Officer and Chief Financial Officer concluded in connection with the filing of this report that the disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the general partner’s Management, including the general partner’s Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

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

As of December 31, 2011, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2011 is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-3.

Item 15C.	Attestation report of the registered public accounting firm

The attestation report of KPMG with respect to Management’s Report on Internal Control Over Financial Reporting appears at page F-4.

Item 15D.	Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting that occurred during fiscal year 2011, which have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Supervisory Board has determined that each of Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman and Mr. William P. Johnston qualify as an audit committee financial expert and is “independent” as defined in Rule 10A-3 under the Exchange Act, in accordance with the provisions of Item 16A of Form 20-F.

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

In the annual general meeting held on May 12, 2011, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2011 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2011	2010
	(in thousands)

Audit fees	$10,236	$10,433
Audit related fees	885	856
Tax fees	707	932

Total	$11,828	$12,221

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

The general partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, fee level, and fee structure, approves the request accordingly. Services that are not included in the catalog exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

During 2011, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.185 million.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any of our equity securities during the fiscal year covered by this report.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

Introduction

American Depositary Shares representing our Ordinary shares and our Preference shares are listed on the New York Stock Exchange (“NYSE”). However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 are implemented through the SEC’s proxy rules, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers. Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board was reviewed by an independent external compensation expert at the beginning of 2011 and submitted to and approved by Fresenius Medical Care AG & Co. KGaA’s shareholders on May 12, 2011. See “Directors, Senior Management and Employees — Compensation — Compensation of the Management Board.” Instead, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

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

The general partner’s supervisory board appoints the members of the general partner’s management board and supervises and advises them in managing the Company. The general partner’s management board conducts the business activities of our Company in accordance with the rules of procedure adopted by the general partner’s supervisory board pursuant to the German Corporate Governance Code. The relationship between the Management AG supervisory board and the Management AG management board is substantially similar to the governance provisions at FMC-AG prior to the transformation. In particular, under the articles of association of Management AG, the same transactions are subject to the consent of the supervisory board of Management AG as previously required the consent of the supervisory board of FMC-AG. These transactions include, among others:

•	The acquisition, disposal and encumbrance of real property if the value or the amount to be secured exceeds a specified threshold (€10 million);

•	The acquisition, formation, disposal or encumbrance of an equity participation in other enterprises if the value of the transaction exceeds a specified threshold (€10 million);

•	The adoption of new or the abandonment of existing lines of business or establishments;

•	Conclusion, amendment and termination of affiliation agreements; and

•	Certain inter-company transactions.

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

Supervisory Board

The supervisory board of a KGaA is similar in certain respects to the supervisory board of a stock corporation. Like the supervisory board of a stock corporation, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The members of the supervisory board are elected by the KGaA shareholders at the general meeting. The most recent Supervisory Board elections occurred in May of 2011. Shares in the KGaA held by the general partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA’s supervisory board members.

Although Fresenius SE will not be able to vote in the election of FMC-AG & Co. KGaA’s supervisory board, Fresenius SE will nevertheless retain influence on the composition of the supervisory board of FMC-AG & Co. KGaA. Because (i) four of the six former members of the FMC-AG supervisory board continue to hold office as four of the six current members of the supervisory board of FMC-AG & Co. KGaA (except for Rolf A. Classon and Mr. William P. Johnston) and (ii) in the future, the FMC-AG & Co. KGaA supervisory board will propose future nominees for election to its supervisory board (subject to the right of shareholders to make nominations), Fresenius SE is likely to retain de facto influence over the selection of the supervisory board of FMC-AG & Co. KGaA. However, under our recent articles of association, a resolution for the election of members of the supervisory board requires the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the need to apply for court appointment of members to the supervisory board after the end of the terms of the members in office.

The supervisory board of FMC-AG & Co. KGaA has less power and scope for influence than the supervisory board of the Company as a stock corporation. The supervisory board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies. Nor may the supervisory board subject the management measures of the general partner to its consent, or issue rules of procedure for the general partner. Management of the Company will be conducted by the management board of the general partner and only the supervisory board of the general partner (all of whose members will be elected solely by Fresenius SE) has the authority to appoint or remove the members of the management board. FMC-AG & Co. KGaA’s supervisory board will represent FMC-AG & Co. KGaA in transactions with the general partner.

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

Directors’ Share Dealings

According to article 15a of the German Securities Trading Act (Wertpapierhandelsgesetz,), members of the Management and Supervisory Boards or other employees in management positions are required to inform the Company when buying or selling our shares and financial instruments based on them if the volume exceeds € 5,000 within a single year. We publish the information received in these reports on our web site in accordance with the regulations as well as in our Annual Report to Shareholders.

Comparison with U.S. and NYSE Governance Standards and Practices

The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, we are exempt from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code (the “Code”) issued by a Government Commission appointed by the German Federal Ministry of Justice. The most recent version of the Code is dated May 26, 2010. While the Code’s governance rules applicable to German corporations are not legally binding, companies failing to comply with the Code’s recommendations must disclose publicly how and for what reason their practices differ from those recommended by the Code. A convenience translation of our most recent annual “Declaration of Compliance” under the Code, will be posted on our web site, www.fmc-ag.com on the Investor Relations page under “Corporate Governance/Declaration of Compliance” together with our declarations for prior years. Some of the Code’s recommendations address the independence and qualifications of supervisory board members. Specifically, the Corporate Governance Code recommends that the supervisory board should specify concrete objectives regarding its composition which -inter alia- shall also take into account potential conflicts of interest. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board and that, generally, the supervisory board of a stock corporation should have an adequate number of independent members. Our general partner’s supervisory board includes three members who serve on our Audit and Governance Committee and are independent under SEC Rule 10A-3 and NYSE Rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively), and our pooling agreement requires that at least one-third (but not less than two) members of the general partner’s supervisory board be “independent” within the meaning of that agreement. See Item 6A, “Directors, Senior Management and Employees — Directors and Senior Management — the General Partner’s Supervisory Board” and Item 10B, “Additional Information — Description of the Pooling Arrangements:” The Supervisory Board must be composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks. The only recommendations of the Code with which we do not currently comply are the requirement to agree severance payment caps with specified limits in contracts with the members of the Management Board, the imposition or specification of age limits for service on the Management Board, and specification of concrete objectives in terms of composition of the Supervisory Board (taking into account the international activities of the enterprise, potential conflicts of interest, an age limit to be specified for the members of the Supervisory Board and diversity (including stipulation of an appropriate degree of female representation), which shall be published and taken into account in recommendations made by the Supervisory Board to the competent election bodies. Furthermore, the status of the implementation of specified objections shall be annually published in the Corporate Governance Report. These recommendations are not adhered to. The employment contracts with the members of the Management Board of Management AG do not contain severance payment arrangements for the case of premature termination of the contract without serious cause and we believe that the agreement of such severance payment caps would be contrary to our concept, according to which, in line with the German Stock Corporation Act, employment contracts are generally concluded for the period of their appointment and hence, premature termination in principle requires a serious cause. We further believe that as composition of the Supervisory Board needs to be aligned to the enterprise’s interest and has to ensure the effective supervision and consultation of the Management Board it is a matter of principle and of prime importance that each member is suitably qualified. Therefore, when discussing its recommendations to the competent election bodies, the Supervisory board will take into account the international activities of the enterprise, potential conflicts of interest and diversity. This includes the aim to establish an appropriate female representation on a long-term basis. However, as we believe it to be in the enterprise’s interest not to limit the selection of qualified candidates in a general way, the Supervisory Board confines itself to a general declaration of intent and particularly refrains from fixed diversity quotas and from an age limit. As the next regular elections of the Supervisory Board will take place in the year 2016, reasonably a report on implementation of the general declaration of intent can not be made until then. In May 2011, the Company’s Annual General Meeting furthermore resolved to implement a performance related compensation for the members of the Supervisory Board. We now comply with the Code’s inspection recommendation which requires implementation of such a performance-related component. The Corporate Governance Code furthermore includes the suggestion that supervisory board members meet without any representatives of the management board attending, whenever necessary, a practice followed by our supervisory board when appropriate. Deviations from this recommendation are, however, not required to be disclosed publicly.

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

In contrast to U.S. practice, with one exception, German corporate law does not mandate the creation of specific supervisory board committees. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The German Stock Corporation Act provides that the supervisory board may establish, and the German Corporate Governance Code recommends that a supervisory board establish an audit committee to handle the formal engagement of the company’s independent auditors once they have been approved by the general meeting of shareholders. Under the Corporate Governance Code, the audit committee would also address issues of accounting, risk management and auditor independence and, under the Stock Corporation Act, an audit committee should supervise the effectiveness of the internal control system, the risk management system and the internal audit function. Our Audit and Corporate Governance Committee within the supervisory board of FMC-AG & Co. KGaA functions in each of these areas and also serves as our audit committee as required by Rule 10A-3 under the Exchange Act and the NYSE rules. As sole shareholder of our general partner, Fresenius SE elects the supervisory board of our general partner (subject to the requirements of our pooling agreement discussed above). In practice, many supervisory boards have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. At the present time, we do not maintain a compensation committee and these functions are carried out by our general partner’s supervisory board, as a whole assisted, with respect to compensation matters, by its Human Resources Committee. See “Directors, Senior Management and Employees — Compensation — Compensation of the Management Board” and “Directors — Senior Management and Employees — Board Committees.” We have also established a nomination committee and we have established a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) together with Fresenius SE and our general partner, Management AG, of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures.

For information regarding the members of our Audit and Corporate Governance Committee as well as the functions of the Audit and Corporate Governance Committee, the Joint Committee, the Nominating Committee, and our General Partner’s Regulatory and Reimbursement Assessment Committee, see Item 6.C, “Directors, Senior Management and Employees — Board Practices.”

The SEC has proposed rules to implement the Dodd-Frank Act under which the listing rules of national securities exchanges would require that listed companies maintain compensation committees consisting solely of independent directors (as defined in the proposed rule). Foreign private issuers would have the alternative of disclosing in their annual reports why they do not maintain independent compensation committees. Although the Dodd-Frank rule requires the SEC to adopt such a rule by December 31, 2011, the proposed rule has not yet become effective, and we cannot predict whether or when it might be adopted.

PART III

Item 17.	Financial Statements

Not applicable. See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The information called for by this item commences on Page F-1.

Item 19.	Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the “Registrant”) is filing the following exhibits

1.1 Articles of Association (Satzung) of the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of August 2011, furnished August 2, 2011).

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

2.5 Form of Note Guarantee for 6 7/8% Senior Notes due 2017 (Included in Exhibit 2.4) (incorporated by reference to Exhibit 4.3 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished August 2, 2007).

2.6 Supplemental Indenture dated as of June 20, 2011 to Indenture dated as of July 2, 2007 (incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K for the month of August 2011, furnished August 2, 2011).

2.7 Indenture dated as of January 20, 2010 by and among FMC Finance VI S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 5.50% Senior Notes due 2016 of FMC Finance VI S.A. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of May 2010, furnished May 5, 2010).

2.8 Form of Note Guarantee for 5.50% Senior Notes due 2016 (Included in Exhibit 2.8) (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of May 2010, furnished May 5, 2010).

2.9 Indenture (Euro denominated) dated as of February 2, 2011 by and among FMC Finance VII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 5.25% Senior Notes due 2021 of FMC Finance VII S.A. (incorporated by reference to Exhibit 2.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).

2.10 Form of Note Guarantee for 5.25% Senior Notes due 2021 (included in Exhibit 2.9) (incorporated by reference to Exhibit 2.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).

2.11 Indenture (Dollar denominated) dated as of February 2, 2011 by and among Fresenius Medical Care US Finance, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 5.75% Senior Notes due 2021 of Fresenius Medical Care US Finance, Inc. (incorporated by reference to Exhibit 2.22 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).

2.12 Form of Note Guarantee for 5.75% Senior Notes due 2021 (included in Exhibit 2.11) (incorporated by reference to Exhibit 2.23 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).

2.13 Indenture (Euro-denominated) dated as of September 14, 2011 by and among FMC Finance VIII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 6.50% Euro-denominated Senior Notes due 2018 of FMC Finance VIII S.A. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of November 2011, furnished November 3, 2011).

2.14 Form of Note Guarantee for 6.50% Euro-denominated Senior Notes due 2018 (included in Exhibit 2.25) (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of November 2011, furnished November 3, 2011).

2.15 Indenture (Dollar-denominated) dated as of September 14, 2011 by and among Fresenius Medical Care US Finance II, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 6.50% Dollar-denominated Senior Notes due 2018 of Fresenius Medical Care US Finance II, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of November 2011, furnished November 3, 2011).

2.16 Form of Note Guarantee for 6.50% Dollar-denominated Senior Notes due 2018 (included in Exhibit 2.15) (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of November 2011, furnished November 3, 2011).

2.17 Indenture dated as of October 17, 2011 by and among FMC Finance VIII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the Floating Rate Senior Notes due 2016 of FMC Finance VIII S.A. (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of November 2011, furnished November 3, 2011).

2.18 Form of Note Guarantee for Floating Rate Senior Notes due 2016 (included in Exhibit 2.17) (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of November 2011, furnished November 3, 2011).

2.19 Indenture (Dollar-denominated) dated as of January 26, 2012 by and among Fresenius Medical Care US Finance II, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 5 5/8% Senior Notes due 2019 of Fresenius Medical Care US Finance II, Inc. (filed herewith).

2.20 Form of Note Guarantee for 5 5/8% Senior Notes due 2019 (included in Exhibit 2.19) (filed herewith).

2.21 Indenture (Dollar-denominated) dated as of January 26, 2012 by and among Fresenius Medical Care US Finance II, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 5 7/8% Senior Notes due 2022 of Fresenius Medical Care US Finance II, Inc. (filed herewith).

2.22 Form of Note Guarantee for 5 7/8% Senior Notes due 2022 (included in Exhibit 2.21) (filed herewith).

2.23 Indenture (Euro-denominated) dated as of January 26, 2012 by and among FMC Finance VIII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 5.25% Euro-denominated Senior Notes due 2019 of FMC Finance VIII S.A. (filed herewith).

2.24 Form of Note Guarantee for 5.25% Euro-denominated Senior Notes due 2019 (included in Exhibit 2.23) (filed herewith).

2.25 Bank Credit Agreement dated as of March 31, 2006 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)

2.26 Term Loan Credit Agreement dated as of March 31, 2006 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as Borrowers and Guarantors, Bank of America N.A., as Administrative Agent, Deutsche Bank AG New York Branch, as Sole Syndication Agent, The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch, and JPMorgan Chase Bank, National Association, as Co-Documentation Agents and the Lenders named therein (incorporated by reference to Exhibit 4.2 to the Registrant’s Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)

2.27 Amendment No. 1 dated as of June 26, 2007 to Bank Credit Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished August 2, 2007).

2.28 Amendment No. 1 dated as of June 26, 2007 to Term Loan Credit (incorporated by reference to Exhibit 4.2 to the Registrant’s Report on Form 6-K for the month of August 2007, furnished on August 2, 2007).

2.29 Amendment No. 2 dated as of January 31, 2008 to Bank Credit Agreement (incorporated by reference to Exhibit 2.24 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, filed February 20, 2009).

2.30 Amendment No. 2 dated as of January 31, 2008 to Term Loan Credit Agreement (incorporated by reference to Exhibit 2.25 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, filed February 20, 2009).

2.31 Amendment No. 3 dated as of September 29, 2010 to Bank Credit Agreement and Term Loan Credit Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Amended Report on Form 6-K/A for the month of November 2010, furnished April 8, 2011).(1)

2.32 Amendment No. 4 dated as of January 14, 2011 to Bank Credit Agreement and Term Loan Credit Agreement (incorporated by reference to Exhibit 2.31 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).

2.33 Amendment No. 5 dated as of July 6, 2011 to Bank Credit Agreement and Term Loan Credit Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of August 2011, furnished August 2, 2011).

2.34 Amendment No. 6 as dated September 21, 2011 to Bank Credit Agreement and Term Loan Credit Agreement (incorporated by reference to Exhibit 10.4 to the Registrant’s Report on Form 6-K for the month of November 2011, furnished November 3, 2011).

2.35 Fifth Amended and Restated Transfer and Administration Agreement dated as of November 17, 2009 by and among NMC Funding Corporation, as Transferor, National Medical Care, Inc., as initial collection agent, Paradigm Funding LLC, and other Conduit Investors party thereto, the financial institutions party thereto, The Bank of Nova Scotia, Barclays Bank PLC, Bayerische Landesbank, New York Branch, Calyon New York Branch and Royal Bank of Canada, as administrative agents, and WestLB AG, New York Branch, as Administrative Agent and

as Agent (incorporated by reference to Exhibit 2.20 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, filed February 24, 2010).

2.36 Amendment No. 1 dated as of June 16, 2010 to Fifth Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K for the month of November 2010, furnished November 3, 2010).

2.37 Amendment No. 2 dated as of September 28, 2010 to Fifth Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of November 2010, furnished November 3, 2010).

2.38 Amendment No. 3 dated as of August 9, 2011 to Fifth Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 10.6 to the Registrant’s Amended Report on Form 6-K/A for the month of August 2011, furnished August 19, 2011).

2.39 Amended and Restated Receivables Purchase Agreement dated October 16, 2008 between National Medical Care, Inc. and NMC Funding Corporation (incorporated by reference to Exhibit 10.1 to the Registrant’s Amended Report on Form 6-K/A for the month of August 2009, furnished December 16, 2010).(1)

2.40 Amendment No. 1 dated November 17, 2009 to Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 2.21 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2009, filed February 24, 2010).

2.41 Amendment No. 2 dated June 16, 2010 to Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Report on Form 6-K for the month of November 2010, furnished November 3, 2010).

2.42 Amendment No. 3 dated August 9, 2011 to Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 10.7 to the Registrant’s Amended Report on Form 6-K/A for the month of August 2011, furnished August 19, 2011).

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

4.19 FMC-AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998 (incorporated by reference to Exhibit 4.8 to the Report on Form 6-K of FMC-AG for the month of May 1998, furnished May 14, 1998).

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

4.23 English convenience translation of the Stock Option Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K for the month of August 2011, furnished August 2, 2011).

4.24 English convenience translation of the Phantom Stock Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.5 to the Registrant’s Report on Form 6-K for the month of August 2011, furnished August 2, 2011).

4.25 Settlement Agreement dated as of February 6, 2003 by and among FMC-AG, Fresenius Medical Care Holdings, National Medical Care, Inc., the Official Committee of Asbestos Personal Injury Claimants, and the

Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co. (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of Fresenius Medical Care Holdings, Inc. for the year ended December 31, 2002, filed March 17, 2002).

4.26 Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as Borrowers and Fresenius AG as Lender (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)

4.27 Allonge dated September 29, 2010 to Amended and Restated Subordinated Loan Note dated as of March 31, 2006 (incorporated by reference to Exhibit 10.5 to the Registrant’s Amended Report on Form 6-K/A for the month of November 2010, furnished April 8, 2011).(1)

4.28 License, Distribution, Manufacturing and Supply Agreement dated June 2008 by and between Luitpold Pharmaceuticals, Inc., American Regent, Inc., and Fresenius USA Manufacturing, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Form 6-K for the month of November 2008, furnished November 5, 2008).(1)

4.29 First Amendment dated September 13, 2008 to the License, Distribution, Manufacturing and Supply Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Report of Form 6-K for the month of November 2008, furnished November 5, 2008).(1)

4.30 Second Amendment dated September 30, 2011 to the License, Distribution, Manufacturing and Supply Agreement (filed herewith).(2)

4.31 Agreement and Plan of Merger by and among Bio-Medical Applications Management Company, Inc., PB Merger Sub, Inc., Liberty Dialysis Holdings, Inc., certain stockholders of Liberty Dialysis Holdings, Inc., LD Stockholder Representative, LLC, and Fresenius Medical Care Holdings, Inc. dated as of August 1, 2011(incorporated by reference to Exhibit 10.5 to the Registrant’s Report of Form 6-K for the month of November 2011, furnished November 3, 2011).(2)

4.32 Dialysis Organization Agreement effective January 1, 2012 by and among Amgen Inc., Amgen USA Inc., and Fresenius Medical Care Holdings, Inc. (filed herewith).(2)

8.1 List of Significant Subsidiaries. Our significant subsidiaries are identified in “Item 4.C. Information on the Company — Organizational Structure.”

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

101 The following financial statements as of and for the twelve-month period ended December 31, 2011 from the Company’s Annual Report on Form 20-F for the month of February 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements. (filed herewith).

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

DATE: February 21, 2012

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

As of December 31, 2011, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2011.

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

The Company’s internal control over financial reporting as of December 31, 2011 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 21, 2012
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
General Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fresenius Medical Care’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Frankfurt am Main, Germany

February 21, 2012

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

Fresenius Medical Care AG & Co. KGaA:

We have audited the internal control over financial reporting of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care’s management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 21, 2012 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 21, 2012

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2011	2010	2009

Net revenue:
Dialysis Care	$9,507,173	$9,070,546	$8,350,233
Dialysis Products	3,287,887	2,982,944	2,897,244

	12,795,060	12,053,490	11,247,477
Costs of revenue:
Dialysis Care	6,677,215	6,345,135	5,945,724
Dialysis Products	1,597,144	1,563,634	1,470,241

	8,274,359	7,908,769	7,415,965
Gross profit	4,520,701	4,144,721	3,831,512
Operating (income) expenses:
Selling, general and administrative	2,365,934	2,133,333	1,986,640
Research and development	110,834	96,532	93,810
Income from equity method investees	(30,959)	(8,949)	(4,534)

Operating income	2,074,892	1,923,805	1,755,596
Other (income) expense:
Interest income	(59,825)	(25,409)	(21,397)
Interest expense	356,358	305,473	321,360

Income before income taxes	1,778,359	1,643,741	1,455,633
Income tax expense	601,097	578,345	490,413

Net income	1,177,262	1,065,396	965,220
Less: Net income attributable to noncontrolling interests	106,108	86,879	74,082

Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,071,154	$978,517	$891,138

Basic income per ordinary share	$3.54	$3.25	$2.99

Fully diluted income per ordinary share	$3.51	$3.24	$2.99

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
For the years ended December 31,
(in thousands, except share data)

	2011	2010	2009

Net Income	$1,177,262	$1,065,396	$965,220

Gain (loss) related to cash flow hedges	(102,446)	(8,109)	30,082
Actuarial gains (losses) on defined benefit pension plans	(81,906)	(35,654)	9,708
Gain (loss) related to foreign currency translation	(181,234)	(110,888)	82,545
Income tax benefit (expense) related to components of other comprehensive income	72,617	12,821	(18,971)

Other comprehensive income (loss), net of tax	(292,969)	(141,830)	103,364

Total comprehensive income	$884,293	$923,566	$1,068,584
Comprehensive income attributable to noncontrolling interests	104,861	89,370	75,886

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$779,432	$834,196	$992,698

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,	December 31,
	2011	2010

Assets
Current assets:
Cash and cash equivalents	$457,292	$522,870
Trade accounts receivable less allowance for doubtful accounts of $299,751 in 2011 and $277,139 in 2010	2,798,318	2,573,258
Accounts receivable from related parties	111,008	113,976
Inventories	967,496	809,097
Prepaid expenses and other current assets	1,035,366	783,231
Deferred taxes	325,539	350,162

Total current assets	5,695,019	5,152,594

Property, plant and equipment, net	2,629,701	2,527,292
Intangible assets	686,652	692,544
Goodwill	9,186,650	8,140,468
Deferred taxes	88,159	93,168
Investment in equity method investees	692,025	250,373
Other assets and notes receivable	554,644	238,222

Total assets	$19,532,850	$17,094,661

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$541,423	$420,637
Accounts payable to related parties	111,226	121,887
Accrued expenses and other current liabilities	1,704,273	1,537,423
Short-term borrowings and other financial liabilities	98,801	670,671
Short-term borrowings from related parties	28,013	9,683
Current portion of long-term debt and capital lease obligations	1,589,776	263,982
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries — current portion	—	625,549
Income tax payable	162,354	117,542
Deferred taxes	26,745	22,349

Total current liabilities	4,262,611	3,789,723

Long-term debt and capital lease obligations, less current portion	5,494,810	4,309,676
Other liabilities	236,628	294,015
Pension liabilities	290,493	190,150
Income tax payable	189,000	200,581
Deferred taxes	587,800	506,896

Total liabilities	11,061,342	9,291,041
Noncontrolling interests subject to put provisions	410,491	279,709
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 7,066,522 shares authorized, 3,965,691 issued and outstanding	4,452	4,440
Ordinary shares, no par value, €1.00 nominal value, 385,396,450 shares authorized, 300,164,922 issued and outstanding	371,649	369,002
Additional paid-in capital	3,362,633	3,339,781
Retained earnings	4,648,585	3,858,080
Accumulated other comprehensive (loss) income	(485,767)	(194,045)

Total FMC-AG & Co. KGaA shareholders’ equity	7,901,552	7,377,258
Noncontrolling interests not subject to put provisions	159,465	146,653
Total equity	8,061,017	7,523,911

Total liabilities and equity	$19,532,850	$17,094,661

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2011	2010	2009

Operating Activities:
Net income	$1,177,262	$1,065,396	965,220
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	557,283	503,224	457,085
Change in deferred taxes, net	147,454	14,687	22,002
(Gain) loss on sale of investments	(7,679)	(5,888)	(1,250)
(Gain) loss on sale of fixed assets	(1,306)	(628)	1,308
Compensation expense related to stock options	29,071	27,981	33,746
Cash outflow from hedging	(58,113)	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(252,794)	(300,274)	(41,994)
Inventories	(151,890)	18,326	(88,933)
Prepaid expenses, other current and non-current assets	(150,090)	(60,305)	(147,105)
Accounts receivable from related parties	(11,669)	125,962	(144,224)
Accounts payable to related parties	(4,495)	(135,001)	138,506
Accounts payable, accrued expenses and other current and non-current liabilities	132,406	124,279	71,092
Income tax payable	41,042	(9,634)	73,164

Net cash provided by (used in) operating activities	1,446,482	1,368,125	1,338,617

Investing Activities:
Purchases of property, plant and equipment	(597,855)	(523,629)	(573,606)
Proceeds from sale of property, plant and equipment	27,325	16,108	11,730
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,785,329)	(764,338)	(188,113)
Proceeds from divestitures	9,990	146,835	51,965

Net cash provided by (used in) investing activities	(2,345,869)	(1,125,024)	(698,024)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	189,987	281,022	107,192
Repayments of short-term borrowings and other financial liabilities	(248,821)	(258,561)	(169,175)
Proceeds from short-term borrowings from related parties	146,872	—	18,830
Repayments of short-term borrowings from related parties	(127,015)	—	(118,422)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $127,854 in 2011 and $31,458 in 2010)	2,706,105	947,346	709,540
Repayments of long-term debt and capital lease obligations	(957,235)	(1,072,941)	(566,241)
Redemption of trust preferred securities	(653,760)	—	—
Increase (decrease) of accounts receivable securitization program	24,500	296,000	(325,000)
Proceeds from exercise of stock options	94,893	109,518	72,394
Dividends paid	(280,649)	(231,967)	(231,940)
Distributions to noncontrolling interests	(129,542)	(111,550)	(68,004)
Contributions from noncontrolling interests	27,824	26,416	12,699

Net cash provided by (used in) financing activities	793,159	(14,717)	(558,127)

Effect of exchange rate changes on cash and cash equivalents	40,650	(6,739)	(2,825)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(65,578)	221,645	79,641
Cash and cash equivalents at beginning of period	522,870	301,225	221,584

Cash and cash equivalents at end of period	$457,292	$522,870	301,225

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the years ended December 31, 2011, 2010 and 2009
(in thousands, except share data)

								Total
							Accumulated	FMC-AG &	Noncontrolling
	Preference Shares		Ordinary Shares		Additional		Other	Co. KGaA	interests not
	Number of	No par	Number of	No par	paid in	Retained	comprehensive	shareholders’	subject to put	Total
	shares	value	shares	value	capital	earnings	income (loss)	equity	provisions	Equity

Balance at December 31, 2008	3,810,540	$4,240	293,932,036	$363,076	$3,188,089	$2,452,332	$(151,284)	$5,856,453	$104,167	$5,960,620
Proceeds from exercise of options and related tax effects	73,788	103	1,814,599	2,596	64,585	—	—	67,284	—	67,284
Compensation expense related to stock options	—	—	—	—	33,746	—	—	33,746	—	33,746
Dividends paid	—	—	—	—	—	(231,940)	—	(231,940)	—	(231,940)
Purchase/ sale of noncontrolling interests	—	—	—	—	(3,138)	—	—	(3,138)	12,929	9,791
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(41,284)	(41,284)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(39,816)	—	—	(39,816)	—	(39,816)
Net income	—	—	—	—	—	891,138	—	891,138	45,487	936,625
Other comprehensive income (loss)	—	—	—	—	—	—	101,560	101,560	1,804	103,364

Comprehensive income	—	—	—	—	—	—	—	992,698	47,291	1,039,989

Balance at December 31, 2009	3,884,328	$4,343	295,746,635	$365,672	$3,243,466	$3,111,530	$(49,724)	$6,675,287	$123,103	$6,798,390

Proceeds from exercise of options and related tax effects	72,840	97	2,532,366	3,330	98,819	—	—	102,246	—	102,246
Compensation expense related to stock options	—	—	—	—	27,981	—	—	27,981	—	27,981
Dividends paid	—	—	—	—	—	(231,967)	—	(231,967)	—	(231,967)
Purchase/ sale of noncontrolling interests	—	—	—	—	(6,263)	—	—	(6,263)	17,295	11,032
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(54,225)	(54,225)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(24,222)	—	—	(24,222)	—	(24,222)
Net income	—	—	—	—	—	978,517	—	978,517	58,040	1,036,557
Other comprehensive income (loss)	—	—	—	—	—	—	(144,321)	(144,321)	2,440	(141,881)

Comprehensive income	—	—	—	—	—	—	—	834,196	60,480	894,676

Balance at December 31, 2010	3,957,168	$4,440	298,279,001	$369,002	$3,339,781	$3,858,080	$(194,045)	$7,377,258	$146,653	$7,523,911

Proceeds from exercise of options and related tax effects	8,523	12	1,885,921	2,647	85,887	—	—	88,546	—	88,546
Compensation expense related to stock options	—	—	—	—	29,071	—	—	29,071	—	29,071
Dividends paid	—	—	—	—	—	(280,649)	—	(280,649)	—	(280,649)
Purchase/ sale of noncontrolling interests	—	—	—	—	(5,873)	—	—	(5,873)	9,662	3,789
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(59,066)	(59,066)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(86,233)	—	—	(86,233)	—	(86,233)
Net income	—	—	—	—	—	1,071,154	—	1,071,154	63,251	1,134,405
Other comprehensive income (loss)	—	—	—	—	—	—	(291,722)	(291,722)	(1,035)	(292,757)

Comprehensive income	—	—	—	—	—	—	—	779,432	62,216	841,648

Balance at December 31, 2011	3,965,691	$4,452	300,164,922	$371,649	$3,362,633	$4,648,585	$(485,767)	$7,901,552	$159,465	$8,061,017

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also provides inpatient dialysis services and other services under contract to hospitals.

In this report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

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

Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform to the current year’s presentation.

Summary of Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include all companies in which the Company has legal or effective control. In addition, the Company consolidates variable interest entities (“VIEs”) for which it is deemed the primary beneficiary. In accordance with current accounting principles, the Company also consolidates certain clinics that it manages and financially controls. The equity method of accounting is used for investments in associated companies over which the Company has significant exercisable influence, even when the Company holds less than 50% ownership. Noncontrolling interests represent the proportionate equity interests of owners in the Company’s consolidated entities that are not wholly owned. Noncontrolling interests of recently acquired entities are valuated at fair value. All significant intercompany transactions and balances have been eliminated.

The Company entered into various arrangements with certain dialysis clinics and a dialysis product distributor to provide management services, financing and product supply. The dialysis clinics and the dialysis product distributor have either negative equity or are unable to provide their own funding and operations. Therefore, the Company has agreed to fund their operations through loans. The compensation for the funding can carry interest, exclusive product supply agreements or the Company is entitled to a pro rata share of profits, if any, and has a right of first refusal in the event the owners sell the business or assets. These clinics and the dialysis product distributor are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated. They generated approximately $195,296, $132,697 and $112,573 in revenue in 2011, 2010, and 2009, respectively. The Company provided funding to these VIEs through loans and accounts receivable of

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

$147,900 and $110,600 in 2011 and 2010, respectively. The table below shows the carrying amounts of the assets and liabilities of these VIEs at December 31, 2011 and 2010:

	2011	2010

Trade accounts receivable, net	$73,172	$60,070
Other current assets	65,576	26,981
Property, plant and equipment, intangible assets & other non-current assets	25,978	29,597
Goodwill	52,251	56,883
Accounts payable, accrued expenses and other liabilities	148,924	105,662
Non-current loans to related parties	13,000	12,998
Equity	55,053	54,870

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

e) Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 7). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 50 years for buildings and improvements with a weighted average life of 12 years and 2 to 15 years for machinery and equipment with a weighted average life of 9 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2011, 2010, and 2009 was $3,784, $5,918 and $10,395, respectively.

f) Intangible Assets and Goodwill

Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, lease agreements, and licenses acquired in an acquisition method business combination are recognized and reported apart from goodwill (see Note 8).

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their average useful life of 8 years. Technology is amortized over its useful life of 15 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their average useful life of 11 years. All other intangible assets are amortized over their weighted average useful lives of 6 years. The weighted average useful life of all amortizable intangible assets is 9 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

To perform the annual impairment test of goodwill, the Company identified its reporting units and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. A reporting unit is usually defined one level below the segment level based on regions or legal entities. In prior years, two reporting units were identified in the North America segment. In 2011, the segment was realigned to run on a consolidated basis and as a result, for 2011, only one reporting unit was identified in the North America segment. The International segment is divided into two reporting units (Europe and Latin America), while only one reporting unit exists in the segment Asia Pacific. For the purpose of goodwill impairment testing, all corporate assets are allocated to the reporting units.

In a first step, the Company compares the fair value of a reporting unit to its carrying amount. Fair value is determined using estimated future cash flows for the unit discounted by an after-tax weighted average cost of capital (“WACC”) specific to that reporting unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company’s business which, results from the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The reporting units’ respective expected growth rates for the period beyond ten years are: North America 1%, Europe 0%, Latin America 4%, and Asia Pacific 4%. The discount factor is determined by the WACC of the respective reporting unit. The Company’s WACC consists of a basic rate of 6.27% for 2011. The basic rate is then adjusted by a country-specific risk rate within each reporting unit. In 2011, WACCs for the reporting units ranged from 6.27% to 12.73%.

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

g) Derivative Financial Instruments

Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see Note 21). Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlyings are recognized periodically in earnings. The effective portion of changes in fair value of cash flow hedges is recognized in accumulated other comprehensive income (loss) in shareholders’ equity. The ineffective portion of cash flow hedges is recognized in current net earnings. The change in fair value of derivatives that do not qualify for hedge accounting are recorded in the income statement and usually offset the changes in value recorded in the income statement for the underlying asset or liability.

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

i) Revenue Recognition Policy

Dialysis care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be receivable under reimbursement arrangements with third party payors. Medicare and Medicaid in North America and programs involving other government payors in the International Segment are billed at pre-determined rates per treatment that are established by statute or regulation. Most non-governmental payors are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be receivable under reimbursement arrangements with these payors.

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

A minor portion of International Segment product revenues is generated from arrangements which give the customer, typically a healthcare provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. In this type of contract, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables. In certain other sales type leases, the contract is structured whereby ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for sales type leases.

Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction (e.g. sales tax) is excluded from revenues and the related revenue is reported on a net basis.

j) Research and Development expenses

Research and development expenses are expensed as incurred.

k) Income Taxes

Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the respective tax jurisdiction. Expected and executed additional tax payments and tax refunds for prior years are also taken into account.

The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as on consolidation procedures affecting net income and tax loss carryforwards which are more likely than not to be utilized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The recognition of deferred tax assets from net operating losses and their utilization is based on the budget planning of the Company and implemented tax strategies. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 18).

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

m) Debt Issuance Costs

Costs related to the issuance of debt are amortized over the term of the related obligation (see Note 11).

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

o) Concentration of Risk

The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to healthcare providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing, and other medical ancillary services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.

Approximately 30%, 32% and 33% of the Company’s worldwide revenues were earned and subject to regulations under Medicare and Medicaid, governmental healthcare programs administered by the United States government in 2011, 2010, and 2009, respectively.

See Note 5 for concentration of supplier risks.

p) Legal Contingencies

From time to time, during the ordinary course of the Company’s operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see Note 20). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses and consulting services in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that accrual of a loss is appropriate.

q) Earnings per Ordinary Share and Preference Share

Basic earnings per ordinary share and basic earnings per preference share for all years presented have been calculated using the two-class method based upon the weighted average number of ordinary and preference shares outstanding. Basic earnings per share is computed by dividing net income less preference amounts by the weighted average number of ordinary shares and preference shares outstanding during the year. Basic earnings per preference share is derived by adding the preference dividend per preference share to the basic earnings per share. Diluted earnings per share include the effect of all potentially dilutive instruments on ordinary shares and preference shares that would have been outstanding during the year.

The equity-settled awards granted under the Company’s stock incentive plans (see Note 17), are potentially dilutive equity instruments.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

r) Employee Benefit Plans

The Company recognizes the underfunded status of its defined benefit plans, measured as the difference between plan assets at fair value and the benefit obligation, as a liability. Changes in the funded status of a plan, net of tax, resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost are recognized through accumulated other comprehensive income in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. The Company uses December 31 as the measurement date when measuring the funded status of all plans.

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

s) Recent Pronouncements

Recently Issued Accounting Pronouncements

In July 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-07 (“ASU 2011-07”), Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts and the Allowance for Doubtful Accounts for Certain Health Care Entities in order to provide financial statement users with greater transparency about a healthcare entity’s net patient service revenue and the related allowance for doubtful accounts. The amendments require healthcare entities that recognize significant amounts of patient service revenue at the time the services are rendered even though they do not assess the patient’s ability to pay to present the provision for bad debts related to patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts) on their statement of operations. The provision for bad debts must be reclassified from an operating expense to a deduction from patient service revenue. Additionally, these healthcare entities are required to provide enhanced disclosures about their policies for recognizing revenue and assessing bad debts. The amendments also require disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts.

For public entities, the disclosures required under ASU 2011-07 are effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2011, with early adoption permitted. The amendments to the presentation of the provision for bad debts related to patient service revenue in the statement of operations should be applied retrospectively to all prior periods presented. The Company adopted the provisions of ASU 2011-07 as of January 1, 2012. Had the Company adopted ASU 2011-07 as of January 1, 2011, this would have resulted in a reduction of its 2011 revenue by approximately $224,000 with a corresponding reduction to the SG&A expense. At December 31, 2012, the Company will restate its 2011 Revenue to $12,571,060 and its SG&A expense to $2,141,934 to reflect the retrospective adoption of this Standard in 2012.

In December 2011, the FASB issued Accounting Standards Update 2011-11 (“ASU 2011-11”), Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This amendment requires disclosing and reconciling gross and net amounts for financial instruments that are offset in the balance sheet, and amounts for financial instruments that are subject to master netting arrangements and other similar clearing and repurchase arrangements. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company is currently evaluating the impact of AUS 2011-11 on its consolidated financial statements.

2.	Subsequent Events

On January 26, 2012, Fresenius Medical Care US Finance II, Inc. (“US Finance II”), a wholly-owned subsidiary of the Company, issued $800,000 aggregate principal amount of senior unsecured notes with a coupon of 5 5/8% (the “5 5/8% Senior Notes”) at par and $700,000 aggregate principal amount of senior unsecured notes with a coupon of 5 7/8% (the “5 7/8% Senior Notes”) at par (together, the “Dollar-denominated Senior Notes”). In addition, FMC Finance VIII S.A. (“Finance VIII”), a wholly-owned subsidiary of the Company, issued €250,000 aggregate principal amount ($328,625 at date of issuance) of senior unsecured notes with a coupon of 5.25% (the “5.25%

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Euro-denominated Senior Notes”) at par. Both the 5 5/8% Senior Notes and the 5.25% Euro-denominated Senior Notes are due July 31, 2019 while the 5 7/8% Senior Notes are due January 31, 2022. US Finance II and Finance VIII may redeem the Dollar-denominated Senior Notes and 5.25% Euro-denominated Senior Notes, respectively, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the Dollar-denominated Senior Notes and the 5.25% Euro-denominated Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the rating of the respective notes. The Company intends to use the net proceeds of approximately $1,807,139 for acquisitions, including the pending acquisition of Liberty Dialysis Holdings, Inc., which was announced on August 2, 2011, to refinance indebtedness and for general corporate purposes. The Dollar-denominated Senior Notes and the 5.25% Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by the Company and Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) (together, the “Guarantor Subsidiaries”).

3.	Investments

In December 2010, the Company announced a renal pharmaceutical joint venture between the Company and Galenica, Ltd., VFMCRP, to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. Closing in the U.S. occurred at the end of 2010. In the fourth quarter of 2011, VFMCRP received approval from the responsible European Union antitrust commission and formal closing occurred on November 1, 2011. After closing in the European Union, VFMCRP now operates worldwide, except for in Turkey and Ukraine, where antitrust approval has not yet been granted. This investment is located in the line item “Investment in equity method investees” in the balance sheet and any related income is located in the line item “Income from equity method investees” in the income statement. For information on pending payments of the purchase consideration, see Note 11.

4.	Related Party Transactions

a) Service and Lease Agreements

The Company’s parent, Fresenius SE & Co. KGaA, is a German partnership limited by shares resulting from the change of legal form effective January 28, 2011, of Fresenius SE, a European Company (Societas Europaea), and which, prior to July 13, 2007, was called Fresenius AG, a German stock corporation. In these Consolidated Financial Statements, Fresenius SE refers to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company. Fresenius SE owns 100% of the share capital of Fresenius Medical Care Management AG, the Company’s general partner (“FMC Management AG,” Management AG” or the “General Partner”) and is the Company’s largest shareholder owning approximately 30.7% of the Company’s voting shares as of December 31, 2011 (31.3% as of February 17, 2012). In August 2008, a subsidiary of Fresenius SE issued Mandatory Exchangeable Bonds in the aggregate principal amount of €554,400. These matured on August 14, 2011 when they were mandatorily exchangeable into ordinary shares of the Company. Upon maturity, the issuer delivered 15,722,644 of the Company’s ordinary shares to the bond holders. As a result, Fresenius SE’s holding of the Company’s ordinary shares decreased to the above percentage. On November 16, 2011, Fresenius SE announced that it intends to increase its voting interest in the Company through the purchase of approximately 3,500,000 ordinary shares, to be executed through share purchases from time to time, in a manner intended to have minimal impact on the Company’s share price. The intention of these share purchases is to preserve a long-term voting interest in the Company above 30%.

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. During 2011, 2010 and 2009, amounts charged by Fresenius SE to the Company under the terms of these agreements were $75,969, $59,501 and $68,234, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $6,555, $6,115 and $13,540 for services rendered to the Fresenius SE Companies during 2011, 2010 and 2009, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $25,833, $23,807 and $23,109 during 2011, 2010 and 2009, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to the General Partner was $13,511, $16,123 and $7,783, respectively, for its management services during 2011, 2010 and 2009 and included $84, $80 and $84, respectively, as compensation for their exposure to risk as general partner. The Company’s Articles of Association set the annual compensation for assuming unlimited liability at 4% of the amount of the General Partner’s share capital (€1,500).

b) Products

During 2011, 2010 and 2009, the Company sold products to the Fresenius SE Companies for $20,220, $15,413 and $13,601 respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $52,587, $43,474 and $43,320, respectively.

Also, the Company has entered into agreements to provide renal products and pharmaceutical supplies to equity method investees. Under these agreements, the Company sold $21,076 of products to equity method investees during 2011.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Pharmaceuticals Inc. (“APP Inc.”), through an independent group purchasing organization (“GPO”). APP Inc. is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During 2011, 2010 and 2009, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $24,106, $30,703 and $31,300, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

c) Financing Provided by and to Fresenius SE and the General Partner

As of December 31, 2011, the Company had borrowings outstanding with Fresenius SE of €18,900 ($24,455 as of December 31, 2011) at an interest rate of 1.778%, due and repaid on January 3, 2012.

As of December 31, 2011, the Company had a loan of CNY 10,000 ($1,586 as of December 31, 2011) outstanding with a subsidiary of Fresenius SE at an interest rate of 6.65%, due on April 14, 2013.

The Company was party to a German trade tax group with Fresenius SE for fiscal years 1997 — 2001. The Company and Fresenius SE had entered into an agreement on how to allocate potential tax effects of a disallowed impairment charge in 1997 by the German tax authorities, including interest on prepayments, upon resolution between the Company and the German tax authorities. In January 2011, the Company reached a court settlement with the German tax authorities which triggered the recognition and payment of €2,560 ($3,564 as of December 31, 2011) as a tax expense for interest payable to Fresenius SE in 2011 as a result of this agreement.

Throughout 2010, the Company, under its cash pooling agreement, made cash advances to Fresenius SE. The balance outstanding at December 31, 2010 of €24,600 ($32,871 as of December 31, 2010) was fully repaid on January 3, 2011 at an interest rate of 1.942%.

On August 19, 2009, the Company borrowed €1,500 ($1,941 as of December 31, 2011) from the General Partner at 1.335%. The loan repayment, originally due on August 19, 2010, was originally extended until August 19, 2011 and has been further extended until August 20, 2012 at an interest rate of 3.328%.

The Company had a short-term borrowing from related parties outstanding with Fresenius SE which represented taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. The remaining balance of €5,747 ($7,436 at December 31, 2011) was repaid during the fourth quarter of 2011 at an interest rate of 6%.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

d) Other

The Company performs clinical studies for certain of its joint ventures for which services the Company received approximately $9,355 in 2011.

During the first quarter of 2011, the Company made a loan to a related party, the balance of which was $234,490 as of December 31, 2011. The loan is classified within “Other assets and notes receivable” in the balance sheet.

During the third quarter of 2009, the Company acquired production lines from the Fresenius SE Companies for a purchase price of $3,416, net of value added tax (VAT).

The Chairman of the Company’s Supervisory Board is also the Chairman of the Supervisory Board of Fresenius SE and of the general partner of Fresenius SE. He is also a member of the Supervisory Board of the Company’s General Partner.

The Vice Chairman of the Company’s Supervisory Board is a member of the Supervisory Board of the general partner of Fresenius SE and Vice Chairman of the Supervisory Board of the Company’s General Partner. He is also a partner in a law firm which provided services to the Company and certain of its subsidiaries. The Company and certain of its subsidiaries paid the law firm approximately $1,930, $1,601 and $1,445 in 2011, 2010, and 2009, respectively. Five of the six members of the Company’s Supervisory Board, including the Chairman and Vice Chairman, are also members of the Supervisory Board of the Company’s General Partner.

The Chairman of the Supervisory Board of the Company’s general partner is also the Chairman of the Management Board of the general partner of Fresenius SE, and the Chairman and Chief Executive Officer of the Management Board of the Company’s general partner is a member of the Management Board of the general partner of Fresenius SE.

5.	Inventories

As of December 31, 2011 and December 31, 2010, inventories consisted of the following:

	2011	2010

Raw materials and purchased components	$163,030	$158,163
Work in process	60,128	56,345
Finished goods	610,569	475,641
Healthcare supplies	133,769	118,948

Inventories	$967,496	$809,097

Under the terms of certain unconditional purchase agreements, including the Venofer® license, distribution, manufacturing and supply agreement (the “Venofer® Agreement”) signed with Luitpold Pharmaceuticals, Inc. and American Regent, Inc. in 2008, the Company is obligated to purchase approximately $2,598,132 of materials, of which $532,974 is committed at December 31, 2011 for 2012. The terms of these agreements run 1 to 14 years. At December 31, 2010, the Company was obligated to purchase approximately $2,164,532 of materials, of which $374,083 was committed at that date for 2011. At December 31, 2009, the Company was obligated to purchase approximately $2,414,214 of materials, of which $407,889 was committed as of that date for 2010. Due to renegotiations of the Venofer® Agreement during the third quarter of 2011 the unconditional purchase obligation for Venofer® decreased by $242,658 as of December 31, 2011 as compared to the obligation under the old contracts.

Healthcare supplies inventories as of December 31, 2011 and 2010 include $47,654 and $32,987, respectively, of Erythropoietin (“EPO”), which is supplied by a single source supplier in the United States. Effective January 1, 2012, the Company entered into a new three-year sourcing and supply agreement with its EPO supplier. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

6.	Prepaid Expenses and Other Current Assets

As of December 31, 2011 and 2010, prepaid expenses and other current assets consisted of the following:

	2011	2010

Rebates	$185,152	$165,218
Taxes Refundable	180,721	124,536
Derivatives	60,877	7,220
Payments on account	40,476	38,654
Prepaid rent	39,468	40,321
Leases receivable	38,175	38,838
Other	490,497	368,444

Total prepaid expenses and other current assets	$1,035,366	$783,231

The other item in the table above mainly includes deposits and guarantees, prepaid insurance, amounts due from managed locations and deferred financing costs.

7.	Property, Plant and Equipment

As of December 31, 2011 and 2010, property, plant and equipment consisted of the following:

	2011	2010

Land and improvements	$53,147	$50,505
Buildings and improvements	1,975,839	1,856,968
Machinery and equipment	3,060,132	2,893,643
Machinery, equipment and rental equipment under capitalized leases	36,450	28,406
Construction in progress	275,006	238,812

	5,400,574	5,068,334
Accumulated depreciation	(2,770,873)	(2,541,042)

Property, plant and equipment, net	$2,629,701	$2,527,292

Depreciation expense for property, plant and equipment amounted to $479,438, $432,930 and $396,860 for the years ended December 31, 2011, 2010, and 2009, respectively.

Included in property, plant and equipment as of December 31, 2011 and 2010 were $451,299 and $416,392, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $16,947 and $14,966 at December 31, 2011 and 2010, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

8.	Intangible Assets and Goodwill

As of December 31, 2011 and 2010, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	2011		2010
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets
Non-compete Agreements	$257,466	$(186,659)	$243,575	$(167,801)
Technology	110,866	(32,582)	110,850	(25,346)
License and distribution agreements	223,828	(80,622)	233,460	(70,189)
Self-developed Software	55,600	(28,193)	46,955	(21,861)
Other	317,579	(227,274)	286,021	(214,382)
Construction in progress	58,661	—	55,781	—

	$1,024,000	$(555,330)	$976,642	$(499,579)

As of December 31, 2011 and 2010 the carrying value of non-amortizable intangible assets other than goodwill consisted of the following:

	2011	2010
	Carrying Amount	Carrying Amount

Non-amortizable Intangible Assets
Tradename	$209,640	$210,424
Management contracts	8,342	5,057

	$217,982	$215,481

Total Intangible Assets	$686,652	$692,544

The tables below show the amortization expense related to the amortizable intangible assets for the years presented and the estimated amortization expense of these assets for the following five years.

Amortization Expense

2009	$60,225
2010	$70,294
2011	$77,845

Estimated Amortization Expense

2012	$70,716
2013	$66,543
2014	$63,162
2015	$61,096
2016	$59,968

Goodwill

As of January 1, 2011, goodwill related to general manufacturing operations was reclassified from the North America and International segments to Corporate (see Note 23). For the purpose of goodwill impairment testing, all corporate assets are allocated to the reporting units (see Note 1 f).

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

Other than the above, changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During 2011 and 2010, the Company’s acquisitions consisted primarily of the 2011 acquisitions of International Dialysis Centers (“IDC”) and American Access Care Holdings, LLC and the 2010 acquisitions of Asia Renal Care Ltd. and of Gambro’s peritoneal dialysis business as well as the acquisition of clinics in the normal course of operations. The segment detail is as follows:

	North
	America	International	Corporate	Total

Balance as of January 1, 2010	$6,694,711	$656,906	$159,817	$7,511,434
Goodwill acquired	115,040	314,338	132	429,510
Reclassifications	214,706	—	—	214,706
Foreign Currency Translation Adjustment	288	(15,470)	—	(15,182)

Balance as of December 31, 2010	$7,024,745	$955,774	$159,949	$8,140,468

Goodwill acquired	517,213	626,863	—	1,144,076
Reclassifications	(226,900)	(20,449)	247,480	131
Foreign Currency Translation Adjustment	(436)	(98,099)	511	(98,024)

Balance as of December 31, 2011	$7,314,622	$1,464,089	$407,940	$9,186,650

9.	Accrued Expenses and Other Current Liabilities

At December 31, 2011 and 2010, accrued expenses and other current liabilities consisted of the following:

	2011	2010

Accrued salaries, wages and incentive plan compensations	$420,613	$389,434
Derivative financial instruments	192,729	124,171
Accrued insurance	162,149	163,240
Unapplied cash and receivable credits	158,006	169,657
Special charge for legal matters	115,000	115,000
Other	655,776	575,921

Total accrued expenses and other current liabilities	$1,704,273	$1,537,423

In 2001, the Company recorded a $258,159 special charge to address legal matters relating to transactions pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius SE (the “Merger”), estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the “Grace Chapter 11 Proceedings”) and the cost of resolving pending litigation and other disputes with certain commercial insurers. During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved a definitive settlement agreement entered into among the Company, the committees representing the asbestos creditors and W.R. Grace & Co. Under the settlement agreement, the Company will pay $115,000, without interest, upon plan confirmation (see Note 20). With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The other item in the table above includes accruals for operating expenses, interest, withholding tax, value added tax, legal and compliance costs, physician compensation, commissions, short-term portion of pension liabilities, bonuses and rebates, and accrued rents.

10.	Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

As of December 31, 2011 and December 31, 2010, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	2011	2010

Borrowings under lines of credit	$91,899	$131,791
Accounts receivable facility	—	510,000
Other financial liabilities	6,902	28,880

Short-term borrowings and other financial liabilities	98,801	670,671
Short-term borrowings from related parties (see Note 4.c.)	28,013	9,683

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$126,814	$680,354

At December 31, 2010, the accounts receivable facility (the “A/R Facility”) was classified as a short-term borrowing. During the third quarter of 2011, the A/R Facility was renewed for a period of three years. As a result, the A/R Facility has been classified as long-term debt at December 31, 2011, see Note 11. As of December 31, 2011, there were outstanding borrowings of $534,500 under the A/R Facility.

Short-term Borrowings and Other Financial Liabilities

Lines of Credit

Short-term borrowings of $91,899 and $131,791 at December 31, 2011 and 2010, respectively, represented amounts borrowed by the Company’s subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2011 and 2010 were 4.88% and 4.19%, respectively.

Excluding amounts available under the Amended 2006 Senior Credit Agreement (see Note 11 below), at December 31, 2011 and 2010, the Company had $234,005 and $234,370 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

Other Financial Liabilities

At December 31, 2011 and 2010, the Company had $6,902 and $28,880 of other financial liabilities which were mainly related to the Company’s purchase of noncontrolling interests and to the signing of a 2008 licensing and distribution agreement.

Short-term Borrowings from related parties

From time to time during each of the years presented, the Company received advances under the existing loan agreements with Fresenius SE for those years. During the year ended December 31, 2011, the Company received advances ranging from €17,900 to €181,900 with interest rates ranging from 1.832% to 2.683%. During the year ended December 31, 2010, the Company received advances ranging from €10,000 to €86,547 with interest rates ranging from 0.968% to 1.879%. For further information on short-term borrowings from related party outstanding as of December 31, 2011 and 2010, see Note 4 c. Annual interest expense on the borrowings during the years presented was $2,362, $179 and $188 for the years 2011, 2010 and 2009, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

11.	Long-term Debt and Capital Lease Obligations

As of December 31, 2011 and December 31, 2010, long-term debt and capital lease obligations consisted of the following:

	2011	2010

Amended 2006 Senior Credit Agreement	$2,795,589	$2,953,890
Senior Notes	2,883,009	824,446
Euro Notes	258,780	267,240
European Investment Bank Agreements	345,764	351,686
Accounts receivable facility	534,500	—
Capital lease obligations	17,993	15,439
Other	248,952	160,957

	7,084,587	4,573,658
Less current maturities	(1,589,776)	(263,982)

	$5,494,810	$4,309,676

The Company’s long-term debt consists mainly of borrowings related to its Amended 2006 Senior Credit Agreement, its Senior Notes, its Euro Notes, borrowings under its European Investment Bank Agreements, borrowings under its A/R Facility and certain other borrowings as follows:

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

Since entering into the 2006 Senior Credit Agreement, the Company arranged several amendments with the Lenders and effected voluntary prepayments of the term loans, which led to a change in the total amount available under this facility. Pursuant to an amendment together with an extension arranged on September 29, 2010 the revolving facility was increased from $1,000,000 to $1,200,000 and the Term Loan A facility by $50,000 to $1,365,000 at the time of the amendment (for the December 31, 2011 balance of Term Loan A, see the table below). The maturity for both tranches was extended from March 31, 2011 to March 31, 2013. Additionally, the early repayment requirement for Term Loan B, which stipulated that Term Loan B was subject to early retirement if the Trust Preferred Securities due June 15, 2011 were not paid, refinanced or extended prior to March 1, 2011, was removed. Furthermore, the parties agreed to new limitations on dividends and other restricted payments for 2011, 2012 and 2013 (see below).

In addition, this amendment and subsequent amendments have included increases in certain types of permitted borrowings outside of the Amended 2006 Senior Credit Agreement, provide further flexibility for certain types of investments and acquisitions and included changes in the definition of the Company’s Consolidated Leverage Ratio, which is used to determine the applicable margin.

As of December 31, 2011, after consideration of all amendments and repayments to date, the Amended 2006 Senior Credit Agreement consists of:

•	a $1,200,000 revolving credit facility (with specified sub-facilities for letters of credit, borrowings in certain non-U.S. currencies, and swing line loans in U.S. dollars and certain non-U.S. currencies, with the total outstanding under those sub-facilities not exceeding $1,200,000) which will be due and payable on March 31, 2013.

•	a term loan facility (“Term Loan A”) of $1,215,000 also scheduled to mature on March 31, 2013. Quarterly repayments of $30,000 are required at the end of each quarter with the remaining balance outstanding due on March 31, 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

•	a term loan facility (“Term Loan B”) of $1,521,619 scheduled to mature on March 31, 2013 with 1 quarterly repayment of $4,036 followed by 4 quarterly repayments of $379,396 each due at the end of its respective quarter.

Interest on these facilities will be, at the Company’s option, depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the U.S. Federal Funds rate plus 0.5%, plus an applicable margin.

The applicable margin is variable and depends on the Company’s Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less all cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the Amended 2006 Senior Credit Agreement).

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

Obligations under the Amended 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the Lenders. The Amended 2006 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the Amended 2006 Senior Credit Agreement provides for a limitation on dividends and other restricted payments which was $330,000 for 2011 and is $360,000 and $390,000 for 2012 and 2013, respectively. The Company paid dividends of $280,649 in May of 2011 which was in compliance with the restrictions set forth in the Amended 2006 Senior Credit Agreement. In default, the outstanding balance under the Amended 2006 Senior Credit Agreement becomes immediately due and payable at the option of the Lenders. As of December 31, 2011, the Company is in compliance with all covenants under the Amended 2006 Senior Credit Agreement.

The Company incurred fees of approximately $85,828 in conjunction with the 2006 Senior Credit Agreement and fees of approximately $21,115 in conjunction with the Amended 2006 Senior Credit Agreement which are being amortized over the life of this agreement.

The following table shows the available and outstanding amounts under the Amended 2006 Senior Credit Agreement at December 31, 2011 and December 31, 2010:

	Maximum Amount Available		Balance Outstanding
	December 31,		December 31,
	2011	2010	2011	2010

Revolving Credit	$1,200,000	$1,200,000	$58,970	$81,126
Term Loan A	1,215,000	1,335,000	1,215,000	1,335,000
Term Loan B	1,521,619	1,537,764	1,521,619	1,537,764

	$3,936,619	$4,072,764	$2,795,589	$2,953,890

In addition, at December 31, 2011 and December 31, 2010, the Company had letters of credit outstanding in the amount of $180,766 and $121,518, respectively, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Senior Notes

As of December 31, 2011, the Company’s Senior Notes consisted of the following:

	Notional
Issuer/Transaction	Amount	Maturity	Coupon	Book value

FMC Finance VI S.A. 2010/2016	€250,000	July 15, 2016	5.50%	$320,427
FMC Finance VIII S.A. 2011/2016(1)	€100,000	October 15, 2016	5.072%	$129,390
FMC US Finance, Inc. 2007/2017	$500,000	July 15, 2017	6 7/8%	$495,118
FMC Finance VIII S.A. 2011/2018	€400,000	September 15, 2018	6.50%	$510,730
FMC US Finance II, Inc. 2011/2018	$400,000	September 15, 2018	6.50%	$394,724
FMC US Finance, Inc. 2011/2021	$650,000	February 15, 2021	5.75%	$644,450
FMC Finance VII S.A. 2011/2021	€300,000	February 15, 2021	5.25%	$388,170

				$2,883,009

(1)	This note carries a variable interest rate which was 5.072% at December 31, 2011.

In October 2011, €100,000 ($137,760 at date of issuance) of floating rate senior notes (“Floating Rate Senior Notes”) were issued at par. These floating rate senior notes are due October 15, 2016. Proceeds were used for acquisitions, to refinance indebtedness outstanding under the Amended 2006 Senior Credit Agreement and for general corporate purposes.

In September 2011, $400,000 of dollar-denominated senior notes and €400,000 ($549,160 at date of issuance) of euro-denominated senior notes were issued at an issue price of 98.623%. Both the dollar- and euro-denominated senior notes have a coupon of 6.50% and a yield to maturity of 6.75% and mature on September 15, 2018. Proceeds were used for acquisitions, to refinance indebtedness outstanding under the revolving credit facility of the Amended 2006 Senior Credit Agreement and under the A/R Facility, and for general corporate purposes.

In June 2011, Fresenius Medical Care US Finance, Inc acquired substantially all of the assets of FMC Finance III S.A. (“FMC Finance III”) and assumed the obligations of FMC Finance III under its $500,000 6 7/8% Senior Notes due 2017 (the “6 7/8% Senior Notes”) and the related indenture. The guarantees of the Company and the Guarantor Subsidiaries for the 6 7/8% Senior Notes have not been amended and remain in full force and effect. The 6 7/8% Notes were issued in July 2007 with a coupon of 6 7/8% at a discount, resulting in an effective interest rate of 7 1/8%.

In February 2011, $650,000 of dollar-denominated senior notes and €300,000 ($412,350 at date of issuance) of euro-denominated senior notes were issued with coupons of 5.75% and 5.25%, respectively, at an issue price of 99.060% and par, respectively. The dollar-denominated senior notes had a yield to maturity of 5.875%. Both the dollar- and euro-denominated senior notes mature on February 15, 2021. Proceeds were used to repay indebtedness outstanding under the A/R Facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments under the Company’s acquisition of IDC, and for general corporate purposes to support the Company’s renal dialysis products and services businesses.

In January 2010, €250,000 ($353,300 at date of issuance) of senior notes was issued with a coupon of 5.50% at an issue price of 98.6636%. These senior notes had a yield to maturity of 5.75% and are due July 15, 2016. Proceeds were used to repay short-term indebtedness and for general corporate purposes.

All Senior Notes are unsecured and guaranteed on a senior basis jointly and severally by the Company and its subsidiaries, FMCH and D-GmbH. The issuers may redeem the Senior Notes (except for the Floating Rate Senior Notes) at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have the right to request that the issuers repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the ratings of the respective Senior Notes.

The Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. As of December 31, 2011, the Company was in compliance with all of its covenants under the Senior Notes.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Euro Notes

In April 2009, the Company issued euro-denominated notes (“Euro Notes”) totaling €200,000 ($258,780 at December 31, 2011), which are senior, unsecured and guaranteed by FMCH and D-GmbH, consisting of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. Proceeds were used to retire the Euro Notes issued in 2005. As of December 31, 2011, the Company was in compliance with all of its covenants under the Euro Notes.

European Investment Bank Agreements

The Company entered into various credit agreements with the European Investment Bank (“EIB”) in 2005, 2006 and 2009. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favourable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.

Borrowings under the four EIB credit facilities available at December 31, 2011 and 2010 are shown below:

		Maximum amount available
		December 31,		Balance outstanding December 31,
	Maturity	2011	2010	2011	2010

Revolving Credit	2013	€90,000	€90,000	$115,812	$115,812
Loan 2005	2013	41,000	41,000	48,806	48,806
Loan 2006	2014	90,000	90,000	116,451	120,258
Loan 2009	2014	50,000	50,000	64,695	66,810

		€271,000	€271,000	$345,764	$351,686

While the EIB agreements were granted in euro, advances under the Revolving Credit, Loan 2005 and Loan 2006 could be denominated in certain foreign currencies, including U.S. dollars. As a result, the borrowings under the Revolving Credit and Loan 2005 have been drawn down in U.S. dollars, while the borrowings under Loan 2006 and Loan 2009 have been drawn down in euro. All borrowings are fully utilized as of December 31, 2011. Under the terms of the Revolving Credit Facility agreement, the Company could effect borrowings under this facility only until March 15, 2010 and could drawdown only up to €90,000 in total, which at the time of the initial borrowing equaled $115,800. Any change in the euro borrowings balances from year to year are due to fluctuations in exchange rates between the periods.

All agreements with the EIB have variable interest rates that change quarterly. The Company’s U.S. dollar borrowings had an interest rate of 0.676% and the euro borrowings had interest rates of 1.565% and 3.666% at December 31, 2011 and the dollar borrowings had an interest rate of 0.432% and the euro borrowings had interest rates of 1.018% and 3.257% at December 31, 2010.

Borrowings under the 2005 and 2006 agreements are secured by bank guarantees while the 2009 agreement is guaranteed by FMCH and D-GmbH. All EIB agreements have customary covenants. As of December 31, 2011, the Company is in compliance with the respective covenants.

Accounts Receivable Facility

The Company has an asset securitization facility (the “A/R Facility”) which was most recently renewed on August 18, 2011 for a term expiring on July 31, 2014 and with the available borrowings increasing from $700,000 to $800,000. As the A/R Facility was renewed annually in the past, it has historically been classified as a short-term borrowing. Since the recent renewal extended the due date to 2014, the A/R Facility has been reclassified into long-term debt. At December 31, 2011 there are outstanding borrowings under the A/R Facility of $534,500.

Under the A/R Facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the A/R Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company’s Consolidated Balance Sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. The average interest rate during 2011 was 1.29%. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

At December 31, 2011 and 2010, in conjunction with certain acquisitions and investments, including the VFMCRP joint venture (see Note 3), the Company had pending payments of the purchase considerations totaling approximately $228,398 and $139,277, respectively, of which $103,828 and $119,090, respectively, was classified as the current portion of long-term debt.

Annual Payments

Aggregate annual payments applicable to the Amended 2006 Senior Credit Agreement, Senior Notes, Euro Notes, EIB agreements, capital leases, and other borrowings for the five years subsequent to December 31, 2011 are:

2012	$1,589,776
2013	1,776,771
2014	794,842
2015	28,049
2016	455,527
Thereafter	2,465,205

$7,110,172

12.	Employee Benefit Plans

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

Actuarial assumptions generally determine benefit obligations under defined benefit plans. The actuarial calculations require the use of estimates. The main factors used in the actuarial calculations affecting the level of the benefit obligations are: assumptions on life expectancy, the discount rate and future salary and benefit levels. Under the Company’s funded plans, assets are set aside to meet future payment obligations. An estimated return on the plan assets is recognized as income in the respective period. Actuarial gains and losses are generated when there are variations in the actuarial assumptions and by differences between the actual and the estimated projected benefits obligations and the return on plan assets for that year. The company’s pension liability is impacted by these actuarial gains or losses.

Under defined contribution plans, the Company pays defined contributions to an independent third party as directed by the employee during the employee’s service life, which satisfies all obligations of the Company to the employee. The employee retains all rights to the contributions made by the employee and to the vested portion of the Company paid contributions upon leaving the Company. The Company has a defined contribution plan in North America.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Defined Benefit Pension Plans

During the first quarter of 2002, FMCH, the Company’s North America subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There was no minimum funding requirement for FMCH for the defined benefit plan in 2011. FMCH voluntarily contributed $556 during 2011. Expected funding for 2012 is $10,790.

The benefit obligation for all defined benefit plans at December 31, 2011, is $512,745 (2010: $425,472) which consists of the gross benefit obligation of $352,296 (2010: $282,792) for the North America plan, which is funded by plan assets, and the benefit obligation of $160,449 (2010: $142,680) for the German unfunded plan.

The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the pension plans. Benefits paid as shown in the changes in benefit obligations represent payments made from both the funded and unfunded plans while the benefits paid as shown in the changes in plan assets include only benefit payments from the Company’s funded benefit plan.

	2011	2010

Change in benefit obligation:
Benefit obligation at beginning of year	$425,472	$386,852
Foreign currency translation	(6,207)	(8,898)
Service cost	10,625	7,982
Interest cost	24,822	22,615
Transfer of plan participants	61	181
Actuarial (gain) loss	69,769	26,655

Benefits paid	(11,797)	(9,915)
Benefit obligation at end of year	$512,745	$425,472

Change in plan assets:
Fair value of plan assets at beginning of year	$232,325	$236,633
Actual return on plan assets	(4,174)	3,191
Employer contributions	556	600
Benefits paid	(9,717)	(8,099)

Fair value of plan assets at end of year	$218,990	$232,325

Funded status at end of year	$293,755	$193,147

The Company had a pension liability of $293,755 and $193,147 at December 31, 2011 and 2010, respectively. The pension liability consists of a current portion of $3,262 (2010: $2,997) which is recognized as a current liability in the line item “accrued expenses and other current liabilities” in the balance sheet. The non-current portion of $290,493 (2010: $190,150) is recorded as non-current pension liability in the balance sheet. Approximately 84% of the beneficiaries are located in North America with the majority of the remaining 16% located in Germany.

The accumulated benefit obligation for all defined benefit pension plans was $486,143 and $394,276 at December 31, 2011 and 2010, respectively. The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $486,143 and $394,276 at December 31, 2011 and 2010,respectively; the related plan assets had a fair value of $218,990 and $232,325 at December 31, 2011 and 2010, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The pre-tax changes in the table below reflect actuarial losses (gains) in other comprehensive income relating to pension liabilities. As of December 31, 2011, there are no cumulative effects of prior service costs included in other comprehensive income.

Actuarial
losses (gains)

Adjustments related to pensions at January 1, 2010	$67,218
Additions	40,917
Releases	(5,313)
Foreign currency translation adjustment	50

Adjustments related to pensions at December 31, 2010	$102,872

Additions	91,693
Releases	(8,737)
Foreign currency translation adjustment	(1,050)

Adjustments related to pensions at December 31, 2011	$184,778

The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $17,158.

The discount rates for all plans are based upon yields of portfolios of equity and highly rated debt instruments with maturities that mirror the plan’s benefit obligation. The Company’s discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2011. The following weighted-average assumptions were utilized in determining benefit obligations as of December 31:

in %	2011	2010

Discount rate	5.10	5.70
Rate of compensation increase	3.69	4.00

The defined benefit pension plans’ net periodic benefit costs are comprised of the following components for each of the years ended December 31:

Components of net periodic benefit cost:	2011	2010	2009

Service cost	$10,625	$7,982	$7,500
Interest cost	24,822	22,615	21,397
Expected return on plan assets	(17,750)	(17,453)	(15,767)
Amortization of unrealized losses	8,737	5,313	4,592
Settlement loss	—	—	812

Net periodic benefit costs	$26,434	$18,457	$18,534

The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2011	2010	2009

Discount rate	5.70	6.00	6.15
Expected return of plan assets	7.50	7.50	7.50
Rate of compensation increase	4.00	4.01	4.19

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2012	$14,233
2013	15,390
2014	16,786
2015	18,257
2016	19,934
2017-2021	126,553

Plan Assets

The following table presents the fair values of the Company’s pension plan assets at December 31, 2011.

		Fair Value Measurements at December 31, 2011			Fair Value Measurements at December 31, 2010
		Quoted Prices in	Significant		Quoted Prices in	Significant
		Active Markets for	Observable		Active Markets	Observable
		Identical Assets	Inputs		for Identical Assets	Inputs
Asset Category	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)

Equity Investments
Common Stocks	$—	$—	$—	$2,565	$2,565	$—
Index Funds(1)	55,538	—	55,538	65,621	—	65,621
Fixed Income Investments
Government Securities(2)	6,612	5,025	1,587	4,479	1,967	2,512
Corporate Bonds(3)	143,782	—	143,782	152,564	—	152,564
Other Bonds(4)	483	—	483	2,442	—	2,442
U.S. Treasury Money Market Funds(5)	6,600	6,600	—	4,232	4,232	—
Other types of investments
Cash, Money Market and Mutual Funds(6)	5,975	5,975	—	422	422	—

Total	$218,990	$17,600	$201,390	$232,325	$9,186	$223,139

(1)	This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index and the Morgan Stanley International EAFE Index
(2)	This Category comprises fixed income investments by the U.S. government and government sponsored entities
(3)	This Category primarily represents investment grade bonds of U.S. issuers from diverse industries
(4)	This Category comprises privat placement bonds as well as collateralized mortgage obligations
(5)	This Category represents funds that invest in treasury obligations directly or in treasury backed obligations
(6)	This Category represents cash, money market funds as well as mutual funds comprised of high grade corporate bonds

The methods and inputs used to measure the fair value of plan assets are as follows:

•	Common stocks are valued at their market prices as of the balance sheet date.

•	Index funds are valued based on market quotes.

•	Government bonds are valued based on both market prices and market quotes.

•	Corporate bonds and other bonds are valued based on market quotes as of the balance sheet date.

•	Cash is stated at nominal value which equals the fair value.

•	U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Plan Investment Policy and Strategy

For the North America funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company’s expected rate of return on pension plan assets was 7.50% for 2011.

The Company’s overall investment strategy is to achieve a mix of approximately 96% of investments for long-term growth and 4% for near-term benefit payments with a wide diversification of asset types, fund strategies and fund managers.

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

Defined Contribution Plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $16.5 if under 50 years old ($22 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2011, 2010, and 2009, was $33,741, $31,583 and $28,567, respectively.

13.	Mandatorily Redeemable Trust Preferred Securities

In June 2001, the Company issued Trust Preferred Securities through Fresenius Medical Care Capital Trusts IV and V, statutory trusts organized under the laws of the State of Delaware. On their redemption date of June 15, 2011, the Company redeemed these securities in the amount of $225,000 and €300,000 ($428,760 at the date of redemption), respectively, primarily with funds obtained under existing credit facilities.

The Trust Preferred Securities outstanding as of December 31, 2011 and 2010 are as follows:

				Mandatory
	Year	Stated	Interest	Redemption
	Issued	Amount	Rate	Date	2011	2010

Fresenius Medical Care Capital Trust IV	2001	$225,000	7 7/8%	June 15, 2011	$—	$224,835
Fresenius Medical Care Capital Trust V	2001	€300,000	7 3/8%	June 15, 2011	—	400,714

					$—	$625,549

14.	Noncontrolling Interests Subject to Put Provisions

The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

As of December 31, 2011 and December 31, 2010 the Company’s potential obligations under these put options are $410,491 and $279,709, respectively, of which, at December 31, 2011, $113,794 were exercisable. In the last three fiscal years ending December 31, 2011, three puts have been exercised for a total consideration of $6,536.

Following is a roll forward of noncontrolling interests subject to put provisions for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009

Beginning balance as of January 1, 2011, 2010 and 2009	$279,709	$231,303	$162,166
Contributions to noncontrolling interests	(43,104)	(38,964)	(16,930)
Purchase/ sale of noncontrolling interests	37,786	28,969	12,548
Contributions from noncontrolling interests	7,222	5,289	5,108
Changes in fair value of noncontrolling interests	86,233	24,222	39,816
Net income	42,857	28,839	28,595
Other comprehensive income (loss)	(212)	51	—

Ending balance as of December 31, 2011, 2010 and 2009	$410,491	$279,709	$231,303

15.	Shareholders’ Equity

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

Authorized Capital

By resolution of the Annual General Meeting (“AGM”) of shareholders on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company’s share capital until May 10, 2015 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, “Authorized Capital 2010/I”. Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the Company (indirect pre-emption rights). The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. No Authorized Capital 2010/I has been issued as of December 31, 2011.

In addition, by resolution of the AGM of shareholders on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, “Authorized Capital 2010/II”. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company’s share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2010/II has been issued as of December 31, 2011.

Authorized Capital 2010/I and Authorized Capital 2010/II became effective upon registration with the commercial register of the local court in Hof an der Saale on May 25, 2010.

Conditional Capital

By resolution of the Company’s AGM on May 12, 2011, the Company’s share capital was conditionally increased with regards to the 2011 Stock Option Plan (“2011 SOP”) by up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 each. For further information, see Note 17.

By resolution of the Company’s AGM on May 9, 2006, as amended by the AGM on May 15, 2007, resolving a three-for-one share split, the Company’s share capital was conditionally increased by up to €15,000 corresponding to 15 million ordinary shares with no par value and a nominal value of €1.00. This Conditional Capital increase can only be effected by the exercise of stock options under the Company’s Stock Option Plan 2006 with each stock option awarded exercisable for one ordinary share (see Note 17). The Company has the right to deliver ordinary shares that it owns or purchases in the market in place of increasing capital by issuing new shares.

Through the Company’s other employee participation programs, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive preference shares or, following the conversion offer in 2005, ordinary shares. At December 31, 2011, 49,090 convertible bonds or options for preference shares remained outstanding with a remaining average term of 2.8 years and 12,024,817 convertible bonds or options for ordinary shares remained outstanding with a remaining average term of 4.59 years under these programs. For the year ending December 31, 2011, 8,523 options for preference shares and 1,885,921 options for ordinary shares had been exercised under these employee participation plans (see Note 17).

As the result of the Company’s three-for-one stock split for both preference and ordinary shares on June 15, 2007, and with the approval of the shareholders at the AGM on May 15, 2007, the Company’s Conditional Capital was increased by $6,557 (€4,454). Conditional Capital available for all programs at December 31, 2011 is $36,659 (€28,332) which includes $15,527 (€12,000) for the 2011 SOP, $15,168 (€11,723) for the 2006 Plan and $5,964 (€4,609) for the 2001 Plan.

Dividends

Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

If no dividends on the Company’s preference shares are declared for two consecutive years after the year for which the preference shares are entitled to dividends, then the holders of such preference shares would be entitled to the same voting rights as holders of ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the Amended 2006 Senior Credit Agreement (see Note 11).

Cash dividends of $280,649 for 2010 in the amount of €0.67 per preference share and €0.65 per ordinary share were paid on May 13, 2011.

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

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2011, 2010 and 2009:

	2011	2010	2009

Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,071,154	$978,517	$891,138
less:
Dividend preference on Preference shares	110	104	107

Income available to all classes of shares	$1,071,044	$978,413	$891,031

Denominators:
Weighted average number of:
Ordinary shares outstanding	299,012,744	296,808,978	294,418,795
Preference shares outstanding	3,961,617	3,912,348	3,842,586

Total weighted average shares outstanding	302,974,361	300,721,326	298,261,381
Potentially dilutive Ordinary shares	1,795,743	1,311,042	—
Potentially dilutive Preference shares	20,184	35,481	66,314

Total weighted average Ordinary shares outstanding assuming dilution	300,808,487	298,120,020	294,418,795
Total weighted average Preference shares outstanding assuming dilution	3,981,801	3,947,829	3,908,900

Basic income per Ordinary share	$3.54	$3.25	$2.99
Plus preference per Preference shares	0.02	0.03	0.03

Basic income per Preference share	$3.56	$3.28	$3.02

Fully diluted income per Ordinary share	$3.51	$3.24	$2.99
Plus preference per Preference shares	0.03	0.03	0.03

Fully diluted income per Preference share	$3.54	$3.27	$3.02

17.	Stock Options

In connection with its equity-settled stock option programs, the Company incurred compensation expense of $29,071, $27,981 and $33,746 for the years ending December 31, 2011, 2010, and 2009, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recorded a related deferred income tax of $8,195, $8,020 and $9,740 for the years ending December 31, 2011, 2010, and 2009, respectively.

Stock Options and other Share-Based Plans

At December 31, 2011, the Company has awards outstanding under various stock-based compensation plans.

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and Supervisory Boards, forms the Company’s Long Term Incentive Program 2011 (“2011 Incentive Program”). Under the 2011 Incentive Program, participants may be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 Incentive Program will be granted over a five year period and can be granted on the last Monday in July and/or the first Monday in December each year. Prior to the respective grant, the participants will be able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options vs. phantom stock. The number of phantom shares that plan participants may choose to receive instead of stock options within the aforementioned predefined range is determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

in July, this fair value assessment will be conducted on the day following the Company’s AGM and with respect to the grants made in December, on the first Monday in October.

Members of the Management Board of the General Partner, members of the management boards of the Company’s affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 Incentive Program. With respect to participants who are members of the General Partner’s Management Board, the General Partner’s Supervisory Board has sole authority to grant awards and exercise other decision making powers under the 2011 Incentive Program (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 Incentive Program.

The awards under the 2011 Incentive Program are subject to a four-year vesting period. The vesting of the awards granted is subject to achievement of performance targets measured over a four-year period beginning with the first day of the year of the grant. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“Adjusted EPS”), as calculated in accordance with the 2011 Incentive Program, increases by at least 8% year over year during the vesting period or, if this is not the case, the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year of the Adjusted EPS during the four-year vesting period. At the end of the vesting period, one-fourth of the awards granted is forfeited for each year in which the performance target is not achieved. All awards are considered vested if the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year during the four-year vesting period. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the four-year vesting period.

The 2011 Incentive Program was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. Of these twelve million shares, up to two million stock options are designated for members of the Management Board of the General Partner, up to two and a half million stock options are designated for members of management boards of direct or indirect subsidiaries of the Company and up to seven and a half million stock options are designated for managerial staff members of the Company and such subsidiaries. The Company may issue new shares to fulfill the stock option obligations or the Company may issue shares that it has acquired or which the Company itself has in its own possession.

The exercise price of stock options granted under the 2011 Incentive Program shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 Incentive Program have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 Incentive Program to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 Incentive Program are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or disposed of otherwise.

Phantom stock under the 2011 Incentive Program entitles the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the closing stock exchange price on the Frankfurt Stock Exchange of one of the Company’s ordinary shares on the exercise date. Phantom stock will have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

During 2011, the Company awarded 1,947,231 stock options under the 2011 Incentive Program, including 307,515 stock options granted to members of the Management Board of FMC Management AG, the Company’s general partner, at an average exercise price of $67.87 (€52.45), an average fair value of $19.27 each and a total fair value of $37,525, which will be amortized over the four-year vesting period. The Company awarded 215,638 phantom shares, including 29,313 phantom shares granted to members of the Management Board of FMC Management AG, the Company’s general partner, at a measurement date average fair value of $63.71 (€49.24) each and a total fair value of $13,739 as of December 31, 2011, which will be amortized over the four-year vesting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Incentive plan

In 2011, Management Board members were eligible for performance — related compensation that depended upon achievement of targets. The targets are measured by reference to operating profit margin, growth of group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions), and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions.

The bonus for fiscal year 2011 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2011. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases. The amount of cash payment relating to the share-based component shall be based on the closing share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. The amount of the achievable bonus for each of the members of the Management Board is capped.

In 2006, Management AG adopted a three-year performance related compensation plan for fiscal years 2008, 2007 and 2006, for the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share-based compensation based on development of the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured by reference to revenue growth, operating income, consolidated net income, and cash flow development. Annual targets have been achieved and the cash portion of the award has been paid after the end of the respective fiscal year. The share-based compensation portion of the award has been granted but subject to a three-year vesting period beginning after the respective fiscal year in which the target has been met and is amortized over the same three-year vesting period. The payment of the share-based compensation portion corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The share-based compensation is revalued each reporting period during the vesting period to reflect the market value of the stock as of the reporting date with any changes in value recorded in the reporting period. This plan was fully utilized at the end of 2011.

Share-based compensation incurred under these plans for years 2011, 2010 and 2009 was $2,306, $2,603 and $1,537, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

On May 9, 2006, as amended on May 15, 2007, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “Amended 2006 Plan”) was established by resolution of the Company’s AGM with a conditional capital increase up to €15,000 subject to the issue of up to fifteen million no par value bearer ordinary shares with a nominal value of €1.00 each, which can be exercised to obtain one ordinary share. Of the fifteen million ordinary shares, up to three million options were designated for members of the Management Board of the General Partner, up to three million options were designated for members of management boards of direct or indirect subsidiaries of the Company and up to nine million options were designated for managerial staff members of the Company and such subsidiaries. With respect to participants who are members of the General Partner’s Management Board, the general partner’s Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the Amended 2006 Plan.

The exercise price of options granted under the Amended 2006 Plan was the average closing price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets measured over a three-year period from the grant date. For each such year, the performance target is achieved if the Company’s Adjusted EPS, as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with Adjusted EPS for the year of grant as compared to Adjusted EPS for the year preceding such grant. Calculation of Adjusted EPS under the Amended 2006 Plan excluded, among other items, the costs of the transformation of the Company’s legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2011, 2010 and 2009 were met. Vesting of the portion

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period.

During 2010, the Company awarded 2,817,879 options under the Amended 2006 Plan, including 423,300 options granted to members of the Management Board of FMC Management AG, the Company’s general partner, at a weighted average exercise price of $57.07 (€42.71), a weighted average fair value of $10.47 each and a total fair value of $29,515 which will be amortized over the three year vesting period. After December 2010, no further grants were issued under the Amended 2006 Plan.

During 2009, the Company awarded 2,585,196 options under the Amended 2006 Plan, including 348,600 options granted to members of the Management Board of FMC Management AG, the Company’s general partner, at a weighted average exercise price of $46.22 (€32.08), a weighted average fair value of $10.95 each and a total fair value of $28,318 which will be amortized over the three year vesting period.

Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

Fresenius Medical Care 2001 International Stock Option Plan

Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the “2001 Plan”), options in the form of convertible bonds with a principal of up to €10,240 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split effected in 2007, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in the Consolidated Financial Statements. The options expire ten years from issuance and can be exercised beginning two, three or four years after issuance. Compensation costs related to awards granted under this plan are amortized on a straight-line basis over the vesting period for each separately vesting portion of the awards. Bonds issued to Management Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet. All awards granted under this plan are fully vested.

Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The exercise price of options subject to a stock price target corresponds to the stock exchange quoted price of the preference shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The exercise price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment of the respective conversion price, to acquire one preference share. Effective May 2006, no further grants can be issued under the 2001 Plan and no options were granted under the 2001 Plan after 2005.

Other stock option plans

On May 12, 2011, the remaining conditional capitals of the employee’s participation plan of 1996 and the Stock Option Program from 1998 were cancelled by resolution of the Company’s AGM. Both plans have expired and no further bonds can be converted or stock options exercised.

At December 31, 2011, the Management Board members of the General Partner held 2,354,875 stock options for ordinary shares and employees of the Company held 9,669,942 stock options for ordinary shares and 49,090 stock options for preference shares, under the various stock-based compensation plans of the Company.

At December 31, 2011, the Management Board members of the General Partner held 29,313 phantom shares and employees of the Company held 186,149 phantom shares under the 2011 Incentive Plan.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Table below provides reconciliations for stock options outstanding at December 31, 2011, as compared to December 31, 2010.

		Weighted	Weighted
		average	average
	Options	exercise	exercise
	(in thousands)	price	price
		€	$

Stock options for ordinary shares
Balance at December 31, 2010	12,152	33.78	43.71
Granted	1,947	52.45	67.87
Exercised	1,886	30.87	39.94
Forfeited	188	34.93	45.20

Balance at December 31, 2011	12,025	37.24	48.18

Stock options for preference shares
Balance at December 31, 2010	59	19.19	24.83
Exercised	9	22.52	29.14
Forfeited	1	18.21	23.56

Balance at December 31, 2011	49	18.64	24.12

The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at December 31, 2011:

Fully Vested Outstanding and Exercisable Options
Weighted
		average	Weighted	Weighted
	Number	remaining	average	average	Aggregate	Aggregate
	of	contractual	exercise	exercise	intrinsic	intrinsic
	Options	life in years	price	price	value	value
	(in thousands)		€	US$	€	US$

Options for preference shares	49	2.80	18.64	24.11	1,189	1,538
Options for ordinary shares	4,767	2.79	30.57	39.56	104,520	135,238

At December 31, 2011, there was $51,096 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 1.9 years.

During the years ended December 31, 2011, 2010, and 2009, the Company received cash of $81,883, $96,204 and $64,271, respectively, from the exercise of stock options (see Note 15). The intrinsic value of options exercised for the twelve-month periods ending December 31, 2011, 2010, and 2009 was $50,687, $50,921 and $28,170, respectively. The Company recorded a related tax benefit of $13,010, $13,313 and $8,123 for the years ending December 31, 2011, 2010, and 2009, respectively.

Fair Value Information

The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP and the 2006 Plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company’s shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company’s stock options have characteristics that vary significantly from traded options and changes in subjective

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2011 and 2010 grants are as follows:

	2011	2010

Expected dividend yield	1.62%	1.98%
Risk-free interest rate	2.55%	2.28%
Expected volatility	22.22%	22.92%
Expected life of options	8 years	7 years
Weighted average exercise price (in €)	52.45	42.71
Weighted average exercise price (in US-$)	67.87	57.07

18.	Income Taxes

Income before income taxes is attributable to the following geographic locations:

	2011	2010	2009

Germany	$344,267	$303,954	$296,326
United States	1,122,800	1,084,756	904,083
Other	311,292	255,031	255,224

	$1,778,359	$1,643,741	$1,455,633

Income tax expense (benefit) for the years ended December 31, 2011, 2010, and 2009, consisted of the following:

	2011	2010	2009

Current:
Germany	$67,484	$100,635	$68,442
United States	278,634	355,739	318,589
Other	106,087	101,206	81,236

	452,205	557,580	468,267

Deferred:
Germany	14,565	(16,479)	5,041
United States	139,282	52,648	22,498
Other	(4,955)	(15,404)	(5,393)

	148,892	20,765	22,146

	$601,097	$578,345	$490,413

In 2011, 2010 and 2009, the Company is subject to German federal corporation income tax at a base rate of 15% plus a solidarity surcharge of 5.5% on federal corporation taxes payable and a trade tax rate of 12.64%, 12.88% and 13.30% for the fiscal years ended December 31, 2011, 2010 and 2009, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the effective trade tax rate on income before income taxes. The respective combined tax rates are 28,46%, 28.71% and 29.13% for the fiscal years ended December 31, 2011, 2010, and 2009, respectively.

	2011	2010	2009

Expected corporate income tax expense	$506,121	$471,836	$423,953
Tax free income	(38,926)	(24,088)	(33,284)
Income from at equity investments	(6,883)	(550)	—
Tax rate differentials	140,079	118,495	96,237
Non-deductible expenses	4,536	6,934	3,947
Taxes for prior years	144	11,994	6,663
Change in valuation allowance	5,544	(2,259)	8,950
Noncontrolling partnership interests	(31,300)	(26,870)	(26,876)
Other	21,782	22,853	10,823

Actual income tax expense	$601,097	$578,345	$490,413

Effective tax rate	33.8%	35.2%	33.7%

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2011 and 2010, are presented below:

	2011	2010

Deferred tax assets:
Accounts receivable	$5,943	$28,538
Inventory	42,824	35,172
Property, plant and equipment, intangible and other non current assets	70,652	79,244
Accrued expenses and other liabilities	265,624	257,957
Pensions	87,248	52,773
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	91,402	93,165
Derivatives	60,056	60,199
Stock-based compensation	24,191	24,112
Other	12,586	12,626

Total deferred tax assets	$660,526	$643,786
Less: valuation allowance	(80,418)	(71,799)

Net deferred tax assets	$580,108	$571,987

Deferred tax liabilities:
Accounts receivable	$25,937	$12,549
Inventory	10,899	7,730
Property, plant and equipment, intangible and other non current assets	616,430	522,907
Accrued expenses and other liabilities	24,582	32,747
Other	103,107	81,969

Total deferred tax liabilities	780,955	657,902

Net deferred tax assets (liabilities)	$(200,847)	$(85,915)

The valuation allowance increased by $8,619 in 2011 and by $8,302 in 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The expiration of net operating losses is as follows:

2012	$24,916
2013	14,363
2014	22,917
2015	18,527
2016	41,705
2017	19,262
2018	17,872
2019	13,167
2020	5,049
2021 and thereafter	4,746
Without expiration date	111,705

Total	$294,229

In assessing the realizability of deferred taxes, management considers whether it is more-likely-than-not that some portion or all of a deferred tax asset will be realized or whether deferred tax liabilities will be reversed. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2011.

The Company provides for income taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. At December 31, 2011, the Company provided for $12,853 of deferred tax liabilities associated with earnings that are likely to be distributed in 2012 and the following years. Provision has not been made for additional taxes on $4,289,651 undistributed earnings of foreign subsidiaries as these earnings are considered permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practical. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax of approx 1.4 percent on all dividends and capital gains.

FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions.

In Germany, the tax years 2002 until 2005 are currently under audit by the tax authorities. The Company recognized and recorded the current proposed adjustments of this audit period in the financial statements. All proposed adjustments are deemed immaterial. In the fourth quarter of 2011 the tax audit for the years 2006 through 2009 was started. Fiscal years 2010 and 2011 are open to audit.

For the tax year 1997, the Company recognized an impairment of one of its subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of its audit for the years 1996 and 1997. The Company filed a complaint with the appropriate German court to challenge the tax authority’s decision. In January 2011, the Company reached an agreement with the tax authorities. The additional benefit related to the agreement has been recognized in the financial statements in 2011.

In the U.S., the Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved the right to continue to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for a complete refund in the United States District Court for the District of Massachusetts, styled as FMCH v. United States. The court has denied motions for summary judgment by both parties and the litigation is proceeding towards trial. The unrecognized tax benefit relating to these deductions is included in the total unrecognized tax benefit noted below.

The IRS tax audits of FMCH for the years 2002 through 2008 have been completed. On January 23, 2012, the Company executed a closing agreement with the IRS with respect to the 2007-2008 tax audit. The agreement

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

reflected a full allowance of interest deductions on intercompany mandatorily redeemable preferred shares for the 2007-2008 tax years. The agreement evidenced a revocation by the IRS in December of 2011 of an initial disallowance of the deductions on mandatorily redeemable shares for the 2007-2008 tax years that was reflected in an IRS examination report issued on November 21, 2011. The Company also protested the IRS’s disallowance of interest deductions associated with mandatorily redeemable shares for the years 2002-2006. Although the Company’s protests remain pending before IRS Appeals, the IRS has advised the Company that it will withdraw its disallowance of, and will accordingly permit the deductions associated with, mandatorily redeemable shares for the years 2002-2006. During the IRS tax audit for 2007-2008, the IRS proposed other adjustments which have been recognized in the financial statements

In the U.S., fiscal years 2009, 2010 and 2011 are open to audit. FMCH is also subject to audit in various state jurisdictions. A number of these audits are in progress and various years are open to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the financial statements.

Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2011	2010	2009

Unrecognized tax benefits (net of interest)
Balance at January 1, 2011	$375,900	$410,016	$379,327
Increases in unrecognized tax benefits prior periods	24,046	12,782	59,833
Decreases in unrecognized tax benefits prior periods	(24,897)	(11,429)	(13,911)
Increases in unrecognized tax benefits current period	16,157	13,588	7,587
Changes related to settlements with tax authorities	(217,484)	(34,410)	(8,599)
Reductions as a result of a lapse of the statute of limitations	(3,100)	(129)	—
Foreign currency translation	14,207	(14,518)	(14,221)

Balance at December 31, 2011	$184,829	$375,900	$410,016

Included in the balance at December 31, 2011 are $162,010 of unrecognized tax benefits which would affect the effective tax rate if recognized. As a result of the settlement agreement for 1997 noted above, the Company reduced the unrecognized tax benefits at December 31, 2011 by $205,781 and a portion of the reduction was realized as an additional tax benefit in 2011. The Company estimates that the uncertain tax benefit at December 31, 2011 will be reduced by approximately $13,000, due to expected settlements with tax authorities. The Company is currently not in a position to forecast the timing and magnitude of changes in other unrecognized tax benefits.

During the year ended December 31, 2011 the Company recognized $2,525 in interest and penalties. The Company had a total accrual of $60,705 of tax related interest and penalties at December 31, 2011.

19.	Operating Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2039. Rental expense recorded for operating leases for the years ended December 31, 2011, 2010 and 2009 was $601,070, $563,182 and $532,465, respectively. For information regarding intercompany operating leases, see Note 4 a).

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2011 and thereafter are:

2012	$510,891
2013	453,324
2014	389,469
2015	335,328
2016	278,781
Thereafter	739,234

2,707,027

20.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization and the confirmation orders were affirmed by the U.S. District Court on January 31, 2012.

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

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court’s rulings to the United States Court of Appeals for the Federal Circuit (“Federal Circuit”). In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the original District Court order. On September 10, 2009, the Federal Circuit reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court’s decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court. Funds of $70,000 were contributed to the escrow fund. In the parallel reexamination of the last surviving patent, the U.S. Patent and Trademark Office (USPTO) and the Board of Patent Appeals and Interferences ruled that the remaining Baxter patent is invalid. Baxter appealed the Board’s ruling to the Federal Circuit.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleged that FMCH’s Libertytm cycler infringes nine patents owned by or licensed to Baxter. During and after discovery, seven of the asserted patents were dropped from the suit. On July 28, 2010, at the conclusion of the trial, the jury returned a verdict in favor of FMCH finding that the Libertytm cycler does not infringe any of the asserted claims of the Baxter patents. The District Court denied Baxter’s request to overturn the jury verdict and Baxter appealed the verdict and resulting judgment to the United States Court of Appeals for the Federal Circuit. On February 13, 2012, the Federal Circuit affirmed the District Court’s non-infringement verdict.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”), which the Company acquired in 2006, is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court’s dismissal of the complaint, plaintiff’s appeal in part, and reversal in part by

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the individual former directors of RCG. The individual defendants, however, may have claims for indemnification and reimbursement of expenses against the Company. The Company expects to continue as a defendant in the litigation, which is proceeding toward trial in the Chancery Court, and believes that defendants will prevail.

On July 17, 2007, resulting from an investigation begun in 2005, the United States Attorney filed a civil complaint in the United States District Court for the Eastern District of Missouri (St. Louis) against Renal Care Group, Inc., its subsidiary RCG Supply Company, and FMCH in its capacity as RCG’s current corporate parent. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to FMCH’s acquisition of RCG in 2006. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Missouri District Court granted RCG’s motion to transfer venue to the United States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23,000 in damages and interest under the unjust enrichment count of the complaint but denied all relief under the six False Claims Act counts of the complaint. On June 17, 2011, the District Court entered summary judgment against RCG for $82,643 on one of the False Claims Act counts of the complaint. On June 23, 2011, the Company appealed to the United States Court of Appeals for the Sixth Circuit. Although the Company cannot provide any assurance of the outcome, the Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law, that no relief is due to the United States, that the decisions made by the District Court on March 22, 2010 and June 17, 2011 will be reversed, and that its position in the litigation will ultimately be sustained.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. The first complaint alleged that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleged that FMCH unlawfully retaliated against the relator by constructively discharging her from employment. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. On March 30, 2010, the District Court issued final judgment in favor of the defendants on all counts based on a jury verdict rendered on February 25, 2010 and on rulings of law made by the Court during the trial. The plaintiff has appealed from the District Court judgment.

On February 15, 2011, a qui tam relator’s complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator’s complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. FMCH has filed a motion to dismiss the complaint. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a Civil Investigative Demand seeking the production of documents related to the same laboratory tests that are the subject of the relator’s complaint. FMCH is cooperating fully in responding to the additional Civil Investigative Demand, and will vigorously contest the relator’s complaint.

On June 29, 2011, FMCH received a subpoena from the United States Attorney for the Eastern District of New York (“E.D.N.Y.”). On December 6, 2011, a single Company facility in New York received a subpoena from the OIG that was substantially similar to the one issued by the U.S. Attorney for the E.D.N.Y. These subpoenas are part of a criminal and civil investigation into relationships between retail pharmacies and outpatient dialysis facilities in the State of New York and into the reimbursement under government payor programs in New York for medications provided to patients with ESRD. Among the issues encompassed by the investigation is whether retail pharmacies may have provided or received compensation from the New York Medicaid program for pharmaceutical products that should be provided by the dialysis facilities in exchange for the New York Medicaid payment to the dialysis facilities. The Company is cooperating in the investigation.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. The court has denied motions for summary judgment by both parties and the litigation is proceeding towards trial.

The IRS tax audits of FMCH for the years 2002 through 2008 have been completed. On January 23, 2012, the Company executed a closing agreement with the IRS with respect to the 2007-2008 tax audit. The agreement reflected a full allowance of interest deductions on intercompany mandatorily redeemable preferred shares for the 2007-2008 tax years. The agreement evidenced a revocation by the IRS in December of 2011 of an initial disallowance of the deductions on mandatorily redeemable shares for the 2007-2008 tax years that was reflected in an IRS examination report issued on November 21, 2011. The Company also protested the IRS’s disallowance of interest deductions associated with mandatorily redeemable shares for the years 2002-2006. Although the Company’s protests remain pending before IRS Appeals, the IRS has advised the Company that it will withdraw from its disallowance of, and will accordingly permit the deductions associated with, mandatorily redeemable shares for the years 2002-2006. During the tax audit for 2007-2008, the IRS proposed other adjustments which have been recognized in the financial statements.

For the tax year 1997, the Company recognized an impairment of one of its subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of their audit for the years 1996 and 1997. The Company has filed a complaint with the appropriate German court to challenge the tax authorities’ decision. In January 2011, the Company reached an agreement with the tax authorities. The additional benefit related to the agreement has been recognized in the financial statements in 2011.

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

The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “qui tam” or “whistle blower” actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers’ ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws, and comparable laws of other countries.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

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

21.	Financial Instruments

As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and, after the implementation of the new bundled reimbursement system in the U.S., also expects in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public healthcare organizations and private insurers, the Company expects that most of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at December 31, 2011, and December 31, 2010.

	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Non-derivatives
Assets
Cash and cash equivalents	$457,292	$457,292	$522,870	$522,870
Accounts Receivable	2,909,326	2,909,326	2,687,234	2,687,234
Long-term Notes Receivable	234,490	233,514	—	—
Liabilities
Accounts payable	652,649	652,649	542,524	542,524
Short-term borrowings(1)	98,801	98,801	670,671	670,671
Short-term borrowings from related parties	28,013	28,013	9,683	9,683
Long term debt, excluding Amended 2006 Senior Credit Agreement, Euro Notes and Senior Notes(1)	1,147,209	1,147,209	528,082	528,082
Amended 2006 Senior Credit Agreement	2,795,589	2,774,951	2,953,890	2,937,504
Senior Notes	2,883,009	2,989,307	824,446	880,366
Euro Notes	258,780	265,655	267,240	276,756
Trust Preferred Securities	—	—	625,549	643,828
Noncontrolling interests subject to put provisions	410,491	410,491	279,709	279,709

(1)	At December 31, 2010 the A/R Facility was classified as a short-term borrowing. The A/R Facility was renewed during the third quarter of 2011 for a period of three years. As a result, the A/R Facility has been classified as long-term debt as of December 31, 2011. At December 31, 2011, there were borrowings of $534,500 under the A/R Facility.

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, in the captions shown in Note 11.

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

The valuation of the long-term notes receivable is determined using significant unobservable inputs (Level 3). It is valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company’s industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

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

The valuation of the noncontrolling interests subject to put provisions is determined using significant unobservable inputs (Level 3). See Note 14 for a discussion of the Company’s methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

Currently, there is no indication that a decrease in the value of the Company’s financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

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

Foreign Exchange Risk Management

The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. As of December 31, 2011 the Company had no foreign exchange options.

Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) (“AOCI”). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or SG&A for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $1,278,764 and $1,026,937 at December 31, 2011 and December 31, 2010, respectively.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $2,149,440 and $1,607,312 at December 31, 2011 and December 31, 2010, respectively.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate and in anticipation of future debt issuances, including the issuance of senior notes in January 2012 (see Note 2). The U.S. dollar-denominated interest rate swap agreements, all of which expire at

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

various dates in 2012, bear an average interest rate of 3.55%. The euro-denominated interest rate swaps expire in 2012 and 2016 and have an interest rate of 2.27%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

As of December 31, 2011 and December 31, 2010, the notional amounts of the U.S. dollar-denominated interest rate swaps in place were $2,650,000 and $3,175,000, respectively. As of December 31, 2011, the notional amount of the euro-denominated interest rate swaps in place was €200,000 ($258,780 as of December 31, 2011). Simultaneously with the issuance of senior notes, interest rate swaps of $1,500,000 and €100,000 were terminated as planned and the fair value was settled in January 2012.

Derivative Financial Instruments Valuation

The following table shows the carrying amounts of the Company’s derivatives at December 31, 2011 and December 31, 2010.

	December 31, 2011		December 31, 2010
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)

Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	4,117	(24,908)	3,703	(51,816)
Interest rate contracts	—	(130,579)	—	(51,604)
Non-current
Foreign exchange contracts	742	(3,706)	810	(486)
Interest rate contracts	—	(1,076)	—	(73,221)

Total	$4,859	$(160,269)	$4,513	$(177,127)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	56,760	(37,242)	3,517	(20,751)
Non-current
Foreign exchange contracts	1,382	(1,459)	509	(213)

Total	$58,142	$(38,701)	$4,026	$(20,964)

(1)	As of December 31, 2011 and December 31, 2010, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Effect of Derivatives on the Consolidated Financial Statements

				Amount of (Gain)
	Amount of Gain or			or Loss Reclassified
	(Loss) Recognized in			from AOCI in
	OCI on Derivatives			Income (Effective
	(Effective Portion)		Location of (Gain)	Portion) for the
	for the year ended		or Loss Reclassified	year ended
Derivatives in Cash Flow	December 31,		from AOCI in Income	December 31,
Hedging Relationships	2011	2010	(Effective Portion)	2011	2010

Interest rate contracts	$(80,678)	$(18,708)	Interest income/expense	5,946	—
Foreign exchange contracts	(23,452)	3,046	Costs of Revenue	$(4,262)	$7,553

	$(104,130)	$(15,662)		$1,684	$7,553

		Amount of (Gain) or Loss Recognized in
	Location of (Gain) or	Income on Derivatives
Derivatives not Designated as	Loss Recognized in	for the year ended December 31,
Hedging Instruments	Income on Derivative	2011	2010

Foreign exchange contracts	Selling, general and administrative expense	$(76,496)	$72,454
	Interest income/expense	6,598	(8,622)

		$(69,898)	$63,832

For foreign exchange derivatives, the Company expects to recognize $10,857 of losses deferred in accumulated other comprehensive income at December 31, 2011, in earnings during the next twelve months.

The Company expects to incur additional interest expense of $29,654 over the next twelve months which is currently deferred in accumulated other comprehensive income. This amount reflects the current fair value at December 31, 2011 of expected additional interest payments resulting from interest rate swaps.

As of December 31, 2011, the Company had foreign exchange derivatives with maturities of up to 47 months and interest rate swaps with maturities of up to 58 months.

22.	Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2011, 2010, and 2009 are as follows:

	Year ended December 31, 2011			Year ended December 31, 2010			Year ended December 31, 2009
		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	(104,130)	41,825	(62,305)	(15,662)	2,241	(13,421)	36,053	(16,419)	19,634
Reclassification adjustments	1,684	(796)	888	7,553	(1,928)	5,625	(5,971)	1,375	(4,596)

Total other comprehensive income (loss) relating to cash flow hedges:	(102,446)	41,029	(61,417)	(8,109)	313	(7,796)	30,082	(15,044)	15,038
Foreign-currency translation adjustment	(181,234)	—	(181,234)	(110,888)	—	(110,888)	82,545	—	82,545
Adjustments related to pension obligations	(81,906)	31,588	(50,318)	(35,654)	12,508	(23,146)	9,708	(3,927)	5,781

Other comprehensive income (loss)	$(365,586)	$72,617	$(292,969)	$(154,651)	$12,821	$(141,830)	$122,335	$(18,971)	$103,364

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

23.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. In the U.S., the Company is also engaged in providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in Corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of an operating segment. Products are transferred to the operating segments at cost, therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the operating segments and consolidated profitability considerations. This presentation is a change from prior periods, when these services were managed within the operating segment by each region. The business segment information in the following table has been adjusted accordingly with the exception of segment assets in prior periods. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as “Corporate.” The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Information pertaining to the Company’s business segments for the twelve-month periods ended December 31, 2011, 2010 and 2009 is set forth below.

	North		Segment
	America	International	Total	Corporate	Total

2011
Net revenue external customers	$8,150,017	$4,627,950	$12,777,967	$17,093	$12,795,060
Inter-segment revenue	9,196	—	9,196	(9,196)	—

Revenue	8,159,213	4,627,950	12,787,163	7,897	12,795,060

Depreciation and amortization	(269,055)	(173,600)	(442,655)	(114,628)	(557,283)

Operating Income	1,435,450	807,437	2,242,887	(167,995)	2,074,892

Income (loss) from equity method investees	32,387	69	32,456	(1,497)	30,959
Segment assets(1)	11,761,777	5,589,421	17,351,198	2,181,652	19,532,850
thereof investments in equity method investees	322,990	370,447	693,437	(1,412)	692,025
Capital expenditures, acquisitions and investments(2)	1,055,183	1,161,825	2,217,008	166,176	2,383,184
2010
Net revenue external customers	$8,129,737	$3,923,301	$12,053,038	$452	$12,053,490
Inter-segment revenue	5,419	—	5,419	(5,419)	—

Revenue	8,135,156	3,923,301	12,058,457	(4,967)	12,053,490

Depreciation and amortization	(254,205)	(148,852)	(403,057)	(100,167)	(503,224)

Operating Income	1,385,651	677,630	2,063,281	(139,476)	1,923,805

Income (loss) from equity method investees	8,753	196	8,949	—	8,949
Segment assets	11,720,495	4,787,479	16,507,974	586,687	17,094,661
thereof investments in equity method investees	243,452	6,921	250,373	—	250,373
Capital expenditures, acquisitions and investments(3)	448,327	559,774	1,008,101	279,866	1,287,967
2009
Net revenue external customers	$7,611,500	$3,635,373	$11,246,873	$604	$11,247,477
Inter-segment revenue	2,752	—	2,752	(2,752)	—

Revenue	7,614,252	3,635,373	11,249,625	(2,148)	11,247,477

Depreciation and amortization	(233,094)	(129,461)	(362,555)	(94,530)	(457,085)

Operating Income	1,249,769	636,665	1,886,434	(130,838)	1,755,596

Income (loss) from equity method investees	4,383	151	4,534	—	4,534
Segment assets	11,202,999	4,253,058	15,456,057	365,258	15,821,315
thereof investments in equity method investees	25,578	5,795	31,373	—	31,373
Capital expenditures, acquisitions and investments(4)	335,857	264,746	600,603	161,116	761,719

(1)	If production were still managed within the segments, as it was in 2010, segment assets would have been $12,805,094 in North America, $6,212,698 in International and $515,058 in Corporate in 2011.

(2)	North America and International acquisitions exclude $6,000 and $225,034, respectively, of non-cash acquisitions and investments for 2011.

(3)	North America, International and Corporate acquisitions exclude $122,847, $32,935 and $2,125, respectively, of non-cash acquisitions and investments for 2010.

(4)	International acquisitions exclude $4,151 of non-cash acquisitions for 2009.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		North	Rest of
	Germany	America	the World	Total

2011
Net revenue	$425,507	$8,150,017	$4,219,536	$12,795,060
Long-lived assets	417,805	10,318,964	3,010,780	13,747,549
2010
Net revenue	$374,883	$8,129,737	$3,548,870	$12,053,490
Long-lived assets	471,537	9,236,166	2,139,877	11,847,580
2009
Net revenue	$358,060	$7,611,500	$3,277,917	$11,247,477
Long-lived assets	350,194	8,864,165	1,809,114	11,023,473

24.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	2011	2010	2009

Supplementary cash flow information:
Cash paid for interest	$259,835	$264,525	$332,731

Cash paid for income taxes(1)	$455,805	$520,766	$425,945

Cash inflow for income taxes from stock option exercises	$13,010	$13,313	$8,123

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(1,684,630)	$(668,198)	$(241,745)
Liabilities assumed	215,253	102,698	20,574
Noncontrolling interest subject to put provisions	26,684	—	—
Noncontrolling interest	20,983	36,141	35,448
Notes assumed in connection with acquisition	20,016	31,666	4,151

Cash paid	(1,401,694)	(497,693)	(181,572)
Less cash acquired	47,461	16,318	7,059

Net cash paid for acquisitions	$(1,354,233)	$(481,375)	$(174,513)

(1)	Net of tax refund

25.	Supplemental Condensed Combining Information

FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, US Finance acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes (see Note 11) and the related indenture. The 6 7/8% senior notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% senior notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. For information regarding the 6 7/8% senior notes and additional issues of senior notes, including the 5.75% Senior Notes issued by US Finance, each of which has been fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries, see Note 11. The financial statements in this report present the financial condition of the Company on a consolidated basis as of December 31, 2011 and December 31, 2010 and its results of operations and cash flows for the twelve-month periods ended December 31, 2011, 2010 and 2009. The following combining financial information for the Company is as of December 31, 2011 and December 31, 2010 and for the twelve-month periods ended

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

December 31, 2011, 2010 and 2009, segregated between FMC Finance III as issuer until June 20, 2011, US Finance as issuer subsequent to June 20, 2011, the Company, D-GmbH and FMCH as guarantors, and the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2011
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	US Finance	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$1,931,016	$—	$13,723,111	$(2,859,067)	$12,795,060
Cost of revenue	—	—	1,210,733	—	9,876,457	(2,812,831)	8,274,359

Gross profit	—	—	720,283	—	3,846,654	(46,236)	4,520,701

Operating expenses (income):
Selling, general and administrative	1	158,222	208,022	67,587	1,979,854	(78,711)	2,334,975
Research and development	—	—	68,876	—	41,958	—	110,834

Operating (loss) income	(1)	(158,222)	443,385	(67,587)	1,824,842	32,475	2,074,892

Other (income) expense:
Interest, net	(5,351)	90,148	6,867	82,205	140,567	(17,903)	296,533
Other, net	—	(1,379,577)	297,281	(724,492)	—	1,806,788	—

Income (loss) before income taxes	5,350	1,131,207	139,237	574,700	1,684,275	(1,756,410)	1,778,359
Income tax expense (benefit)	2,016	60,053	124,322	(59,093)	685,166	(211,367)	601,097

Net Income (loss)	3,334	1,071,154	14,915	633,793	999,109	(1,545,043)	1,177,262
Net Income attributable to noncontrolling interests	—	—	—	—	—	106,108	106,108

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,334	$1,071,154	$14,915	$633,793	$999,109	$(1,651,151)	$1,071,154

	For the year ended December 31, 2010
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$1,587,720	$—	$12,744,881	$(2,279,111)	$12,053,490
Cost of revenue	—	—	1,022,617	—	9,148,969	(2,262,817)	7,908,769

Gross profit	—	—	565,103	—	3,595,912	(16,294)	4,144,721

Operating expenses (income):
Selling, general and administrative	31	113,176	158,538	20,158	1,843,241	(10,760)	2,124,384
Research and development	—	—	62,435	—	34,097	—	96,532

Operating (loss) income	(31)	(113,176)	344,130	(20,158)	1,718,574	(5,534)	1,923,805

Other (income) expense:
Interest, net	(719)	39,113	2,388	56,047	191,638	(8,403)	280,064
Other, net	—	(1,200,299)	210,649	(664,020)	—	1,653,670	—

Income (loss) before income taxes	688	1,048,010	131,093	587,815	1,526,936	(1,650,801)	1,643,741
Income tax expense (benefit)	196	69,493	99,957	(30,025)	635,054	(196,330)	578,345

Net Income (loss)	492	978,517	31,136	617,840	891,882	(1,454,471)	1,065,396
Net Income attributable to noncontrolling interests	—	—	—	—	—	86,879	86,879

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$492	$978,517	$31,136	$617,840	$891,882	$(1,541,350)	$978,517

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2009
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$1,521,831	$—	$12,041,002	$(2,315,356)	$11,247,477
Cost of revenue	—	—	997,257	—	8,734,160	(2,315,452)	7,415,965

Gross profit	—	—	524,574	—	3,306,842	96	3,831,512

Operating expenses (income):
Selling, general and administrative	28	87,774	173,215	(19,877)	1,753,586	(12,620)	1,982,106
Research and development	—	—	64,911	—	28,899	—	93,810

Operating (loss) income	(28)	(87,774)	286,448	19,877	1,524,357	12,716	1,755,596

Other (income) expense:
Interest, net	(720)	35,184	6,070	56,269	231,559	(28,399)	299,963
Other, net	—	(1,032,515)	190,345	(560,286)	—	1,402,456	—

Income (loss) before income taxes	692	909,557	90,033	523,894	1,292,798	(1,361,341)	1,455,633
Income tax expense (benefit)	197	18,419	86,728	(14,338)	518,329	(118,922)	490,413

Net Income (loss)	495	891,138	3,305	538,232	774,469	(1,242,419)	965,220
Net Income attributable to noncontrolling interests	—	—	—	—	—	74,082	74,082

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$495	$891,138	$3,305	$538,232	$774,469	$(1,316,501)	$891,138

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2011
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	US Finance	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$2	$144	$—	$457,145	$—	$457,292
Trade accounts receivable, less allowance for doubtful accounts	—	—	143,313	—	2,655,005	—	2,798,318
Accounts receivable from related parties	1,273,649	3,507,671	1,058,327	700,929	4,214,468	(10,644,036)	111,008
Inventories	—	—	224,601	—	857,521	(114,626)	967,496
Prepaid expenses and other current assets	—	195,428	16,973	50	834,932	(12,017)	1,035,366
Deferred taxes	—	32,466	—	—	266,164	26,909	325,539

Total current assets	1,273,650	3,735,567	1,443,358	700,979	9,285,235	(10,743,770)	5,695,019
Property, plant and equipment, net	—	356	175,798	—	2,560,913	(107,366)	2,629,701
Intangible assets	—	266	54,811	—	631,575	—	686,652
Goodwill	—	—	53,788	—	9,132,862	—	9,186,650
Deferred taxes	—	15,923	2,457	—	125,462	(55,683)	88,159
Other assets	—	8,142,771	653,871	10,995,245	(6,082,225)	(12,462,993)	1,246,669

Total assets	$1,273,650	$11,894,883	$2,384,083	$11,696,224	$15,653,822	$(23,369,812)	$19,532,850

Current liabilities:
Accounts payable	$—	$668	$26,463	$—	$514,292	$—	$541,423
Accounts payable to related parties	3,700	1,547,946	1,057,625	1,557,976	6,697,551	(10,753,572)	111,226
Accrued expenses and other current liabilities	29,771	156,119	102,410	2,132	1,406,886	6,955	1,704,273
Short-term borrowings	—	94	—	—	98,707	—	98,801
Short-term borrowings from related parties	—	—	—	—	(25,820)	53,833	28,013
Current portion of long-term debt and capital lease obligations	—	295,825	—	1,142,224	151,727	—	1,589,776
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries-current portion	—	—	—	—	—	—	—
Income tax payable	2,016	128,218	—	—	32,120	—	162,354
Deferred taxes	—	—	7,292	—	28,799	(9,346)	26,745

Total current liabilities	35,487	2,128,870	1,193,790	2,702,332	8,904,262	(10,702,130)	4,262,611
Long term debt and capital lease obligations, less current portion	1,177,329	507,898	—	438,366	7,372,794	(4,001,577)	5,494,810
Long term borrowings from related parties	—	1,348,717	203,156	408,942	(399,065)	(1,561,750)	—
Other liabilities	—	2,424	12,977	183,839	11,553	25,835	236,628
Pension liabilities	—	5,163	146,555	—	138,775	—	290,493
Income tax payable	—	259	—	—	50,309	138,432	189,000
Deferred taxes	—	—	—	—	608,444	(20,644)	587,800

Total liabilities	1,212,816	3,993,331	1,556,478	3,733,479	16,687,072	(16,121,834)	11,061,342
Noncontrolling interests subject to put provisions	—	—	—	—	410,491	—	410,491
Total FMC-AG & Co. KGaA shareholders’ equity	60,834	7,901,552	827,605	7,962,745	(1,603,206)	(7,247,978)	7,901,552
Noncontrolling interests not subject to put provisions	—	—	—	—	159,465	—	159,465

Total equity	60,834	7,901,552	827,605	7,962,745	(1,443,741)	(7,247,978)	8,061,017

Total liabilities and equity	$1,273,650	$11,894,883	$2,384,083	$11,696,224	$15,653,822	$(23,369,812)	$19,532,850

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2010
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$123	$147,177	$225	$—	$342,401	$32,944	$522,870
Trade accounts receivable, less allowance for doubtful accounts	—	—	157,755	—	2,415,503	—	2,573,258
Accounts receivable from related parties	16,542	2,418,066	667,484	441,601	2,826,527	(6,256,244)	113,976
Inventories	—	—	184,948	—	711,053	(86,904)	809,097
Prepaid expenses and other current assets	1	111,594	11,341	50	662,188	(1,943)	783,231
Deferred taxes	—	14,221	—	—	317,644	18,297	350,162

Total current assets	16,666	2,691,058	1,021,753	441,651	7,275,316	(6,293,850)	5,152,594
Property, plant and equipment, net	—	390	168,939	—	2,458,364	(100,401)	2,527,292
Intangible assets	—	428	65,684	—	626,432	—	692,544
Goodwill	—	—	65,315	—	8,075,153	—	8,140,468
Deferred taxes	—	9,463	4,693	—	121,875	(42,863)	93,168
Other assets	494,231	7,201,295	644,523	9,320,731	(6,581,295)	(10,590,890)	488,595

Total assets	$510,897	$9,902,634	$1,970,907	$9,762,382	$11,975,845	$(17,028,004)	$17,094,661

Current liabilities:
Accounts payable	$—	$5,738	$22,387	$—	$392,512	$—	$420,637
Accounts payable to related parties	229	952,141	670,613	1,538,658	3,210,393	(6,250,147)	121,887
Accrued expenses and other current liabilities	15,866	122,000	94,978	2,054	1,292,562	9,963	1,537,423
Short-term borrowings	—	121	—	—	670,550	—	670,671
Short-term borrowings from related parties	—	—	—	—	2,004	7,679	9,683
Current portion of long-term debt and capital lease obligations	—	106,862	—	101,145	55,975	—	263,982
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries-current portion	—	—	—	—	625,549	—	625,549
Income tax payable	24	54,366	—	—	62,504	648	117,542
Deferred taxes	—	—	5,513	—	27,143	(10,307)	22,349

Total current liabilities	16,119	1,241,228	793,491	1,641,857	6,339,192	(6,242,164)	3,789,723
Long term debt and capital lease obligations, less current portion	494,231	870,348	—	1,357,745	4,069,605	(2,482,253)	4,309,676
Long term borrowings from related parties	—	334,428	208,368	494,231	400,883	(1,437,910)	—
Other liabilities	—	73,382	11,241	—	184,542	24,850	294,015
Pension liabilities	—	4,933	143,362	—	41,855	—	190,150
Income tax payable	—	1,057	—	—	75,055	124,469	200,581
Deferred taxes	—	—	—	—	522,521	(15,625)	506,896

Total liabilities	510,350	2,525,376	1,156,462	3,493,833	11,633,653	(10,028,633)	9,291,041
Noncontrolling interests subject to put provisions	—	—	—	—	279,709	—	279,709
Total FMC-AG & Co. KGaA shareholders’ equity	547	7,377,258	814,445	6,268,549	(84,170)	(6,999,371)	7,377,258
Noncontrolling interests not subject to put provisions	—	—	—	—	146,653	—	146,653

Total equity	547	7,377,258	814,445	6,268,549	62,483	(6,999,371)	7,523,911

Total liabilities and equity	$510,897	$9,902,634	$1,970,907	$9,762,382	$11,975,845	$(17,028,004)	$17,094,661

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2011
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	US Finance	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$3,334	$1,071,154	$14,915	$633,793	$999,109	$(1,545,043)	$1,177,262
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(872,048)	—	(724,492)	—	1,596,540	—
Depreciation and amortization	—	858	49,207	5,768	514,843	(13,393)	557,283
Change in deferred taxes, net	—	12,593	2,724	—	138,871	(6,734)	147,454
(Gain) loss on sale of fixed assets and investments	—	(10)	(184)	—	(8,791)	—	(8,985)
(Gain) loss on investments	—	31,502	186	—	—	(31,688)	—
(Write Up) write-off loans from related parties	—	44,807	—	—	—	(44,807)	—
Compensation expense related to stock options	—	29,071	—	—	—	—	29,071
Cash outflow from hedging	—	—	—	—	(58,113)	—	(58,113)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(13,401)	—	(239,393)	—	(252,794)
Inventories	—	—	(47,022)	—	(135,071)	30,203	(151,890)
Prepaid expenses and other current and non-current assets	—	(133,691)	(3,048)	86,497	(99,802)	(46)	(150,090)
Accounts receivable from / payable to related parties	(12,372)	(1,183,881)	(51,617)	54,300	1,239,464	(62,058)	(16,164)
Accounts payable, accrued expenses and other current and non-current liabilities	13,775	(40,619)	28,385	79	131,427	(641)	132,406
Income tax payable	2,016	80,461	—	(59,093)	(509)	18,167	41,042

Net cash provided by (used in) operating activities	6,753	(959,803)	(19,855)	(3,148)	2,482,035	(59,500)	1,446,482

Investing Activities:
Purchases of property, plant and equipment	—	(221)	(54,545)	—	(569,645)	26,556	(597,855)
Proceeds from sale of property, plant and equipment	—	—	775	—	26,550	—	27,325
Disbursement of loans to related parties	—	1,571,874	200	(1,118,399)	—	(453,675)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(148,331)	(4,554)	—	(2,529,849)	897,405	(1,785,329)
Proceeds from divestitures	—	—	418	—	9,990	(418)	9,990

Net cash provided by (used in) investing activities	—	1,423,322	(57,706)	(1,118,399)	(3,062,954)	469,868	(2,345,869)

Financing Activities:
Short-term borrowings, net	—	26,284	77,481	(298)	(142,444)	—	(38,977)
Long-term debt and capital lease obligations, net	(64,252)	(221,594)	—	433,455	1,147,586	453,675	1,748,870
Redemption of trust preferred securities	—	—	—	—	(653,760)	—	(653,760)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	24,500	—	24,500
Proceeds from exercise of stock options	—	81,883	—	—	13,010	—	94,893
Dividends paid	—	(280,649)	—	—	22	(22)	(280,649)
Capital increase (decrease)	57,500	—	—	688,390	151,097	(896,987)	—
Distributions to noncontrolling interest	—	—	—	—	(129,542)	—	(129,542)
Contributions from noncontrolling interest	—	—	—	—	27,824	—	27,824

Net cash provided by (used in) financing activities	(6,752)	(394,076)	77,481	1,121,547	438,293	(443,334)	793,159

Effect of exchange rate changes on cash and cash equivalents	—	(216,618)	(1)	—	257,247	22	40,650

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1	(147,175)	(81)	—	114,621	(32,944)	(65,578)
Cash and cash equivalents at beginning of period	—	147,177	225	—	342,524	32,944	522,870

Cash and cash equivalents at end of period	$1	$2	$144	$—	$457,145	$—	$457,292

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2010
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$492	$978,517	$31,136	$617,840	$891,882	$(1,454,471)	$1,065,396
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(683,735)	—	(664,020)	—	1,347,755	—
Depreciation and amortization	—	1,452	47,161	888	476,647	(22,924)	503,224
Change in deferred taxes, net	—	(9,645)	(2,636)	—	30,710	(3,742)	14,687
(Gain) loss on sale of fixed assets and investments	—	(18)	155	—	(6,653)	—	(6,516)
(Gain) loss on investments	—	883	28	—	225	(1,136)	—
Compensation expense related to stock options	—	27,981	—	—	—	—	27,981
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(11,037)	—	(289,237)	—	(300,274)
Inventories	—	—	6,063	—	7,082	5,181	18,326
Prepaid expenses and other current and non-current assets	—	(355)	804	10,725	(70,862)	(617)	(60,305)
Accounts receivable from / payable to related parties	30	76,758	105,072	34,394	(314,497)	89,204	(9,039)
Accounts payable, accrued expenses and other current and non-current liabilities	(6)	31,784	22,268	1,263	64,804	4,166	124,279
Income tax payable	(6)	24,179	—	(30,025)	(21,201)	17,419	(9,634)

Net cash provided by (used in) operating activities	510	447,801	199,014	(28,935)	768,900	(19,165)	1,368,125

Investing Activities:
Purchases of property, plant and equipment	—	(340)	(31,749)	—	(522,514)	30,974	(523,629)
Proceeds from sale of property, plant and equipment	—	30	1,099	—	14,979	—	16,108
Disbursement of loans to related parties	—	227,151	180	314,665	(327,045)	(214,951)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(273,710)	(19,881)	—	(614,049)	143,302	(764,338)
Proceeds from divestitures	—	132,823	—	—	14,245	(233)	146,835

Net cash provided by (used in) investing activities	—	85,954	(50,351)	314,665	(1,434,384)	(40,908)	(1,125,024)

Financing Activities:
Short-term borrowings, net	—	—	(148,617)	—	171,078	—	22,461
Long-term debt and capital lease obligations, net	—	(146,443)	—	(285,730)	91,627	214,951	(125,595)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	296,000	—	296,000
Proceeds from exercise of stock options	—	96,204	—	—	13,314	—	109,518
Dividends paid	(495)	(231,967)	—	—	(6,193)	6,688	(231,967)
Capital increase (decrease)	—	—	—	—	143,069	(143,069)	—
Distributions to noncontrolling interest	—	—	—	—	(111,550)	—	(111,550)
Contributions from noncontrolling interest	—	—	—	—	26,416	—	26,416

Net cash provided by (used in) financing activities	(495)	(282,206)	(148,617)	(285,730)	623,761	78,570	(14,717)

Effect of exchange rate changes on cash and cash equivalents	—	(104,396)	(15)	—	97,624	48	(6,739)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	15	147,153	31	—	55,901	18,545	221,645
Cash and cash equivalents at beginning of period	108	24	194	—	286,500	14,399	301,225

Cash and cash equivalents at end of period	$123	$147,177	$225	$—	$342,401	$32,944	$522,870

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2009
	Issuer	Guarantors
	FMC	FMC - AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$495	$891,138	$3,305	$538,232	$774,469	$(1,242,419)	$965,220
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(635,395)	—	(560,286)	—	1,195,681	—
Depreciation and amortization	—	1,470	38,029	888	439,196	(22,498)	457,085
Change in deferred taxes, net	—	23,191	4,707	—	(15,491)	9,595	22,002
Loss (gain) on sale of fixed assets and investments	—	—	411	—	(353)	—	58
Loss (gain) on investments	—	7,063	—	—	—	(7,063)	—
(Write Up) write-off loans from related parties	—	50	—	—	—	(50)	—
Compensation expense related to stock options	—	33,746	—	—	—	—	33,746
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(13,874)	—	(28,120)	—	(41,994)
Inventories	—	—	(27,435)	—	(49,213)	(12,285)	(88,933)
Prepaid expenses and other current and non-current assets	—	(37,138)	9,921	(18,344)	(93,440)	(8,104)	(147,105)
Accounts receivable from / payable to related parties	208	(388,546)	7,308	39,091	256,906	79,315	(5,718)
Accounts payable, accrued expenses and other current and non-current liabilities	(15)	16,210	12,731	(1,149)	38,065	5,250	71,092
Income tax payable	(160)	(23,961)	—	(14,338)	71,931	39,692	73,164

Net cash provided by (used in) operating activities	528	(112,172)	35,103	(15,906)	1,393,950	37,114	1,338,617

Investing Activities:
Purchases of property, plant and equipment	—	(152)	(65,684)	—	(537,167)	29,397	(573,606)
Proceeds from sale of property, plant and equipment	—	—	731	—	10,999	—	11,730
Disbursement of loans to related parties	—	(7,270)	178	17,240	—	(10,148)	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(11,841)	(1,900)	—	(185,878)	11,506	(188,113)
Proceeds from divestitures	—	13,380	—	—	1,965	36,620	51,965

Net cash provided by (used in) investing activities	—	(5,883)	(66,675)	17,240	(710,081)	67,375	(698,024)

Financing Activities:
Short-term borrowings, net	—	(95,795)	31,716	—	10,943	(108,439)	(161,575)
Long-term debt and capital lease obligations, net	—	396,013	—	(1,334)	(261,528)	10,148	143,299
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(325,000)	—	(325,000)
Proceeds from exercise of stock options	—	64,271	—	—	8,123	—	72,394
Dividends paid	(443)	(231,940)	—	—	(5,321)	5,764	(231,940)
Capital increase (decrease)	—	—	—	—	(1,874)	1,874	—
Distributions to noncontrolling interest	—	—	—	—	(68,004)	—	(68,004)
Contributions from noncontrolling interest	—	—	—	—	12,699	—	12,699

Net cash provided by (used in) financing activities	(443)	132,549	31,716	(1,334)	(629,962)	(90,653)	(558,127)

Effect of exchange rate changes on cash and cash equivalents	—	(14,470)	6	—	11,590	49	(2,825)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	85	24	150	—	65,497	13,885	79,641
Cash and cash equivalents at beginning of period	23	—	44	—	221,003	514	221,584

Cash and cash equivalents at end of period	$108	$24	$194	$—	$286,500	$14,399	$301,225

FRESENIUS MEDICAL CARE AG & Co. KGaA

Schedule II — Valuation and Qualifying Accounts
(in thousands, except share data)

Development of allowance for doubtful accounts

	2011	2010	2009

Allowance for doubtful accounts as of January 1	$277,139	$266,449	$262,836
Change in valuation allowances as recorded in the consolidated statements of income	241,598	218,496	210,124
Write-offs and recoveries of amounts previously written-off	(214,612)	(205,666)	(210,166)
Foreign currency translation	(4,374)	(2,140)	3,656

Allowance for doubtful accounts as of December 31	$299,751	$277,139	$266,449

S-II