Form 20-F/A
period 2011-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2012-02-24
CIK 1333141

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
Yes ☐          No ☑

EXPLANATORY NOTE

This Amendment on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on February 23, 2012 (the “initial filing”), is being filed for the sole purpose of furnishing a corrected consent of KPMG, the Registrant’s independent registered public accounting firm, as Exhibit 14.1.

No other changes have been made to the initial filing. This Form 20-F/A does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update any related disclosures made in the initial filing.

EXHIBITS

14.1	Consent of KPMG, independent registered public accounting firm (filed herewith).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 24, 2012

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