Form 20-F/A
period 2011-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2012-08-02
CIK 1333141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

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
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

6 7/8 % Senior Notes due 2017
(Title of Class)

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (“Amendment”) amends the Annual Report on Form 20-F filed with the Securities and Exchange Commission by Fresenius Medical Care AG & Co. KGaA (the “Registrant”) on February 23, 2012 (“Original Filing Date”), as amended by Amendment No. 1 on Form 20-F/A filed February 24, 2012 (together, the “Original Report”), pursuant to which the Registrant furnished a copy of Exhibit 4.30 (the “Exhibit”). The Registrant is filing this Amendment solely to re-file the Exhibit to provide certain previously omitted portions for which the Registrant has determined that confidential treatment is not required. Other than the re-filing of the Exhibit, no part of the Original Report is being amended, and the filing of this Amendment should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to the Original Filing Date.

EXHIBITS

Exhibit No.

4.30	Second Amendment dated September 30, 2011 to the License, Distribution, Manufacturing and Supply Agreement (filed herewith). (1)

12.1	Certification of Chief Executive Officer of the general partner of the Registrant Pursuant to Section 302 of the Sarbanes-Oxley act of 2002 (filed herewith).

12.2	Certification of Chief Financial Officer of the general partner of the Registrant Pursuant to Section 302 of the Sarbanes-Oxley act of 2002 (filed herewith).

(1) Portions of this exhibit have been omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: August 2, 2012

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

3