Form 20-F
period 2012-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2013-02-26
CIK 1333141

Use these links to rapidly review the document

INDEX OF FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of Registrant's name into English)

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

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Preference Shares, no par value: 3,973,333
Ordinary Shares, no par value: 302,739,758

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

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes    ☐ No

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP        ☐ International Financial Reporting Standards as issued by        ☐ Other
the International Accounting Standards Board

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

           ☐ Item 17                ☐ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes                ☒ No

i

Certain Defined Terms

        In this report, (1) the "Company" refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, "Information on the Company – History and Development of the Company – History" below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) "we", "us" and "our" refers either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) "Fresenius Medical Care AG" and "FMC-AG" refers to the Company as a German stock corporation before the transformation of legal form and "FMC-AG & Co. KGaA" refers to the Company as a German partnership limited by shares after the transformation and (4) "FMCH" and "D-GmbH" refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, "Fresenius SE" refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our ordinary shares as of February 18, 2013, 31.2% based on 302,758,365 outstanding shares, as reported herein (prior to the transformation of our legal form, it held approximately 51.8% of our voting shares). In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. The phrase "Fresenius SE and its subsidiaries" refers to Fresenius SE and all of the companies of the Fresenius SE group, other than FMC-AG & Co. KGaA and the subsidiaries of FMC-AG & Co. KGaA. Each of "Management AG", "FMC Management AG" and the "General Partner" refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. "Management Board" and "our Management Board" refer to the management board of Management AG and, except as otherwise specified, "Supervisory Board" and "our Supervisory Board" refer to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to our North America operating segment. The term "International Segment" refers to our combined International and Asia-Pacific operating segments. All references in this report to the notes to our financial statements are to the Notes to Consolidated Financial Statements included in this report.

Forward-looking Statements

        This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

        These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the expanded United States ("U.S.") Medicare reimbursement system for dialysis services;

  •
  changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

  •
  the outcome of ongoing government and internal investigations;

  •
  risks relating to compliance with the myriad government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, and comparable regulatory regimes in many of the 120 countries in which we supply dialysis services and/ or products;

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

  •
  changes in raw material and energy costs or the ability to procure raw materials; as well as

  •
  the financial stability and liquidity of our governmental and commercial payors.

        Important factors that could contribute to such differences are noted in Item 3D, "Key Information – Risk Factors" in Item 4, "Information on the Company," under "Business Overview," in Item 5, "Operating and Financial Review and Prospects" and in Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in this report.

        Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

        Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of Operations" in Item 5 below, "Operating and Financial Review and Prospects." For a discussion of our critical accounting policies, see Item 5, "Operating and Financial Review and Prospects – Critical Accounting Policies" below in this report.

 PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable

Item 2.    Other Statistics and Expected Timetable

        Not applicable

Item 3.    Key Information

A.    Selected Financial Data

        The following table summarizes the consolidated financial information for our business for each of the years 2012 through 2008. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), an independent registered public accounting firm, audited these financial statements. All American Depositary Share ("ADS") and per ADS data reflect the two-for-one split of the ADSs representing our ordinary shares and the ADSs representing our preference shares, which was effective December 3, 2012. As a result of the split of our ADSs, the ratio of each class of ADSs was changed from one ADSs representing one share to two ADSs representing one share. (See Item4.A, "Information on the Company – History and Development of the Company – History"). All per ADS amounts in the table have been restated to reflect the ADS splits. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, "Operating and Financial Review and Prospects."

	2012	2011	2010	2009	2008
	(in millions except share and per share amounts)
Statement of Operations Data:
Net revenues(a)	$13,800	$12,570	$11,844	$11,047	$10,403
Cost of revenues	9,199	8,418	8,009	7,504	7,068

Gross profit	4,601	4,152	3,835	3,543	3,335
Selling, general and administrative	2,224	2,002	1,823	1,698	1,582
Gain on sale of dialysis clinics	(36)	(5)	—	—	—
Research and development	112	111	97	94	80
Income from equity method investees	(17)	(31)	(9)	(5)	—
Other operating expenses	100	—	—	—	—

Operating income	2,218	2,075	1,924	1,756	1,673
Investment gain	140	—	—	—	—
Interest expense, net	426	297	280	300	336

Income before income taxes	1,932	1,778	1,644	1,456	1,337
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,187	$1,071	$979	$891	$818

Weighted average ordinary shares outstanding	301,139,652	299,012,744	296,808,978	294,418,795	293,233,477
Basic earnings per Ordinary share	$3.89	$3.54	$3.25	$2.99	$2.75
Basic earnings per Ordinary ADS(b)	$1.94	$1.77	$1.62	$1.49	$1.37
Fully diluted earnings per Ordinary share	3.87	3.51	3.24	2.99	2.75
Fully diluted earnings per Ordinary ADS(b)	1.93	1.75	1.62	1.49	1.37
Dividends declared and paid per Ordinary share (€)(c)	0.69	0.65	0.61	0.58	0.54
Dividends declared and paid per Ordinary share ($)(c)	0.89	0.93	0.77	0.78	0.85

	2012	2011	2010	2009	2008
	(in millions except share and per share amounts)
Balance Sheet Data at December 31:
Working capital	$2,957	1,432	1,363	2,118	1,068
Total assets	22,326	19,533	17,095	15,821	14,920
Total long-term debt (excluding current portion)	7,842	5,495	4,310	5,084	4,598
Shareholders' equity	9,207	8,061	7,524	6,798	5,961
Capital Stock – Preference shares – Nominal Value	4	4	4	4	4
Capital Stock – Ordinary shares – Nominal Value	375	372	369	366	363

(a)
The provision for bad debts which we presented as an operating expense before 2012 has been reclassified to a deduction from patient service revenue in accordance with Accounting Standards Update 2011-07, which we adopted as of January 1, 2012. This amendment to the presentation of the provision for bad debts related to patient service revenue in our statement of operations has been applied retrospectively to all prior periods presented.

(b)
Basic earnings per Ordinary ADS and fully diluted earnings per Ordinary ADS have been restated to reflect a two-for-one split of our Ordinary ADSs outstanding effected on December 3, 2012, which changed the ratio from one ADSs representing one share to two ADSs representing one share.

(c)
Amounts shown for each year from 2012 to 2008 represent dividends declared and paid in each such year with respect to our operations in the year preceding payment. Our General Partner's Management Board has proposed dividends with respect to our operations in 2012 of €0.75 per Ordinary share and €0.77 per Preference share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 16, 2013.

        We conduct our business on a global basis in various currencies, although our operations are located principally in the United States and Germany. We prepare our consolidated financial statements, from which we derived the selected financial data above, utilizing the U.S. dollar as our reporting currency. We have converted the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. For information regarding the exchange rates used in preparing our consolidated financial statements, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk – Management of Foreign Exchange and Interest Rate Risks – Foreign Exchange Risks."

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

        For the twelve months ended December 31, 2012, approximately 32% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. For further information regarding Medicare and Medicaid reimbursement, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and Item 5, "Operating and Financial Review and Prospects – Overview."

The utilization of ESAs could materially impact our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for ESAs could reduce our revenues and operating profit.

        Erythropoietin stimulating agents, or ESAs, are produced in the U.S. by Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa), and by Affymax, Inc., under the brand name Omontys® (peginesatide). Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) a reduction of the current overfill amount in

ESA vials that we currently use (liquid medications, such as ESAs, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), (ii) an interruption of supply of ESAs, or (iii) material increases in the utilization of or acquisition costs for ESAs. Under the end stage renal disease ("ESRD") prospective payment system ("ESRD PPS") effective January 1, 2011, payment for ESAs is generally included in the bundled rate; previously, it was reimbursed separately.

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

        The Company's medical and pharmaceutical products are subject to detailed, rigorous and frequently changing regulation by the U.S. Food and Drug Administration ("FDA"), and numerous other national, supranational, federal and state authorities. These regulations include, among other things, regulations regarding manufacturing practices, product labeling, quality control, quality assurance, advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. We cannot assure that all necessary regulatory approvals for new products or product improvements will be granted on a timely basis or at all. In addition, the Company's facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA and comparable regulatory authorities outside the U.S. may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of our products and those of our suppliers. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, they could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, injunctions, civil penalties, seizures of the Company's products and criminal prosecution as well as other dissemination of information to the public about such regulatory actions. These actions could result in, among other things, substantial modifications to the Company's business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company's business and have a material adverse effect on the Company's business, financial condition and results of operations. For a discussion of open FDA warning letters, see "Regulatory and Legal Matters – Regulatory Overview – Product Regulation – Medical Devices."

        We rely upon the Company's management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations. If employees were to deliberately, recklessly or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our sales. If we fail to identify in our diligence process and promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.

        By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of "qui tam" or "whistle blower" actions brought by private plaintiffs under the False Claim Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs. For information about certain of these pending investigations and lawsuits, see Note 19 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures."

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

        The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene the Company's compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition. We have received communications alleging certain conduct in certain countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws, and our Audit and Corporate Governance Committee is conducting an internal review with the assistance of independent counsel retained for that purpose. See Note 19 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures."

If our joint ventures violate the law, our business could be adversely affected.

        A number of the dialysis centers and vascular access centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti- Kickback Statute, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute or the Stark Law, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from Medicare, Medicaid and other U.S. federal and state healthcare programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

Proposals for healthcare reform, or relating to regulatory approvals, could decrease our revenues and operating profit.

        Many of the countries in which we operate have been considering proposals to modify their current healthcare systems to improve access to health care and to control costs. Policymakers in the U.S. and elsewhere are also considering reforms that could change the methodology used to reimburse providers of health care services, including dialysis. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. In the U.S., automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all Federal government programs are scheduled to go into effect on March 1, 2013, unless the law is further changed. Medicare payments to providers and suppliers would be subject to these reductions, but these reductions would be limited to one adjustment of no more than 2 percent through 2021. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

        See Item 4, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and "– Healthcare reform:" and Item 5, "Operating and Financial Review and Prospects – Financial Condition and Results of Operations – Overview" for information regarding the impact of the ESRD PPS on our business, our efforts to mitigate some of its effects, and the anticipated effects of ACA on our business, as well as additional information regarding the legislation and other matters discussed above.

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

        In the United States, the ACA authorized state and federal health care exchanges to provide greater access to private health insurance coverage. These exchanges are scheduled to go into effect in 2014, and it is not yet known how the exchanges will impact reimbursement for dialysis, if at all. There can be no assurance that we can achieve future price increases from private insurers and managed care organizations offering coverage through the federal and state health care exchanges that are comparable to those we have historically received. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results.

        Moreover, further changes in the U.S. healthcare reforms may be debated by Congress. Whether significant changes in policy will result is unknown. Changes, if any, that may result from these events could, depending on the details, have positive or adverse effects, possibly material, on our businesses and results of operations. Any significant healthcare reforms that substantially change the financing and regulation of the healthcare industry in countries in which we operate could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business

A significant portion of our North American profits are dependent on the services we provide to a minority of our patients who are covered by private insurance.

        Government reimbursement programs generally pay less than private insurance. Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), and Medicaid rates are comparable. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 76% of the patients to whom we provide care in North America but that for 2012, we derived only 53% of our North America Dialysis Care net revenues from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 24% of our patients reduce their payments for our services, or if we experience a material shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would materially decrease.

        Over the last few years, we have generally been able to implement modest annual price increases for private insurers and managed care organizations, but government reimbursement has remained flat or has been increased at rates below typical consumer price index ("CPI") increases. Under the ESRD PPS, Medicare payment rates are updated annually based on the CPI of relevant market inputs, less an adjustment to account for productivity improvements (0.6% for 2013). There can be no assurance that we can achieve future price increases from private insurers and managed care organizations comparable to those we have historically received. With increased governmental reform and regulatory activity, reimbursement from private insurers may be subject to downward pressure in the coming years. The advent of the federal and state health care exchanges may also negatively impact reimbursement from private insurance. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results. Any reduction in our ability to attract private pay patients to utilize our dialysis services relative to historical levels could adversely impact our operating results. Any of the following events, among others, could have a material adverse effect on our operating results:

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

        Healthcare companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us; for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies."

        While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker's compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our sales and profitability.

        The Company is vigorously defending certain patent infringement lawsuits and certain wrongful death and personal injury lawsuits alleging inadequate labeling and warnings for certain of our dialysate concentrate products. See Note 19 of the Notes to Consolidated Financial Statements, "Legal Proceedings – Commercial Litigation". While we believe we have valid defenses to these claims, an adverse determination in any of these matters could have a material adverse effect on the Company's business, financial condition and results of operations.

Our growth depends, in part, on our ability to continue to make acquisitions.

        The healthcare industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed by the United States or other countries' competition laws or under our credit documents. If we make future acquisitions, we may need to borrow additional debt or assume significant liabilities, either of which might increase our financial leverage and cause the prices of our debt securities to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company's infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities not disclosed by the seller or not uncovered during due diligence. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

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

  •
  we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems;

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

  •
  civil unrest, turmoil, or outbreak of disease in one or more countries in which we have material operations or material product revenue;

  •
  differing labor regulations and difficulty in staffing and managing geographically widespread operations;

  •
  different or less robust regulatory regimes controlling the protection of our intellectual property; and

  •
  transportation delays or interruptions.

        International growth and expansion into emerging markets, such as China, Eastern Europe, the Middle East and Africa, could cause us difficulty due to greater regulatory barriers than in the United States or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, and political systems and conditions. For example, unstable political conditions or civil unrest could negatively impact our operations and sales in a region or our ability to collect receivables or reimbursements or operate or execute projects in a region.

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

        Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic's staff, convenient scheduling, and a clinic's location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of new or existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other healthcare institutions. If a significant number of physicians, hospitals or other healthcare institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.

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

        Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. Through the end of 2013, we are obligated to make certain minimum annual royalty payments under certain of our pharmaceutical product license agreements, regardless of our annual sales of the licensed products. Thereafter, the Company is required to determine their minimum purchase requirements for the subsequent year on a yearly basis. Any of the expiration or loss of patent protection for one of our products, the "at-risk" launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period, which could materially and adversely affect our business, financial condition and results of operations.

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

Global economic conditions as well as further disruptions in financial markets may have an adverse effect on our businesses.

        There was a material deterioration of the global economy and tightening of the financial markets in 2008 and 2009. Although there has been some improvement in the global economy and financial markets since then, the overall global economic outlooks remains uncertain and current economic conditions could adversely affect our business and our profitability. Among other things, the potential decline in federal and state revenues that may result from such conditions may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

        Increasing job losses or slow improvement in the unemployment rate in the United States as a result of current or recent economic conditions may result in a smaller percentage of our patients being covered by an employer group health plan and a larger percentage being covered by lower paying Medicare and Medicaid programs. Employers might also begin to select more restrictive commercial plans with lower reimbursement rates. To the extent that payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we expect to collect.

        We depend on the financial markets for access to capital, as do our renal product customers and commercial healthcare insurers. Limited or expensive access to capital could make it more difficult for these customers to do business with us, or to do business generally, which could adversely affect our businesses. In addition, uncertainty in the financial markets could adversely affect the variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future. Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to adversely affect our businesses and results of operations.

Market developments and government actions regarding the sovereign debt crisis in Europe could adversely affect our business, financial condition, results of operations and liquidity.

        Global markets and economic conditions have been negatively impacted by concern regarding the ability of certain European Union member states and other countries to service their sovereign debt obligations. If the fiscal obligations of these countries continue to exceed their fiscal revenue, taking into account the reactions of the credit and swap markets, the ability of such countries to service their debt in a cost efficient manner or to meet their other obligations could be impaired. The continued uncertainty over the outcome of various international financial support programs and the possibility that other countries may experience similar financial pressures could further disrupt global markets. In addition, current or worsening economic conditions could adversely affect the ability of our customers, including governments, to pay for our services, products and amount spent on health care generally. We have exposure to government obligations, principally for accounts receivable from public healthcare organizations in such countries. We presently expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International Segment in the immediate future. However, continued adverse conditions in these countries for an extended period of time could adversely affect collection of our accounts receivable in these countries and require us to re-evaluate the collectability and valuation of our receivables, which in turn could result in credit losses and adversely affect our business, financial condition, results of operations and liquidity, particularly in our International Segment. See Item 11, "Quantitative and Qualitative Disclosures About Market Risk – Management of Foreign Exchange and Interest Rate Risks – Foreign Exchange Risk."

If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technological development.

        Our continued growth in the dialysis care business will depend upon our ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel. Competition for those employees is intense and the current nursing shortage has increased our personnel and recruiting costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as medical directors of our dialysis clinics. If we are unable to achieve that goal or if doing so requires us to bear increased costs this could adversely impact our growth and results of operations.

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

        We are in dispute with the German tax authorities and the U.S. Internal Revenue Service (IRS) on certain tax deductions disallowed in past and current tax audits and from time to time with other jurisdictions. We are also subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits and we may be subject to additional unfavorable adjustments and disallowances. We are contesting, and in some cases appealing certain of the unfavorable determinations. If our objections, audit appeals or court claims are unsuccessful, we could be required to make additional tax payments, which could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. See Item 5, "Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Liquidity" as well as Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Legal Proceedings."

Risks Relating to our Securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

        At December 31, 2012, we had consolidated debt of $8,298 million and consolidated total shareholders' equity of $9,207 million. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

        In October 2012, we entered into a new syndicated Credit Agreement (the "2012 Credit Agreement"), which replaced our prior credit agreement (the "Amended 2006 Senior Credit Agreement"). Our 2012 Credit Agreement, Senior Notes, European Investment Bank ("EIB") Agreements and Euro Notes include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2012 Credit Agreement, we are obligated to maintain a minimum consolidated interest expense coverage ratio (ratio of EBITDA to net interest expense) and we are subject to a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA), as these terms are defined in the 2012 Credit Agreement.

        Our 2012 Credit Agreement and the indentures related to our Senior Notes include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Fresenius SE owns 100% of the shares in the General Partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

        Fresenius SE owns approximately 31.2% of our voting ordinary shares as of February 19, 2013. Fresenius SE owns 100% of the outstanding shares of the General Partner of the Company. As the sole shareholder of Management AG, the General Partner of the Company, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The management board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE's consent, either or both of which could adversely affect the prices of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.

        Under the pooling agreement that we have entered into for the benefit of non-related holders of our Ordinary shares and holders of our Preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC, to prepare annual and quarterly financial statements in accordance with United States generally accepted accounting principles ("U. S. GAAP"), and to file information with the SEC with respect to annual and general meetings of our shareholders. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors to certain transactions between us and Fresenius SE and its affiliates.

        We are a "foreign private issuer," as defined in the SEC's regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC's proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. We are also generally exempt from most of the governance rules applicable to companies listed on the New York Stock Exchange, other than the obligation to maintain an audit committee in accordance with Rule 10A – 3 under the Securities Exchange Act of 1934, as amended. These limits on available information about our company and exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities.

Item 4.    Information on the Company

A.    History and Development of the Company

General

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), is a German partnership limited by shares (Kommanditgesellschaft auf Aktien or "KGaA"), formerly known as Fresenius Medical Care AG ("FMC-AG"), a German stock corporation (Aktiengesellschaft or "AG") organized under the laws of Germany.

        The Company was originally incorporated on August 5, 1996 as a stock corporation and transformed into a partnership limited by shares upon registration on February 10, 2006. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany, under the registration number HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our registered business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

History

        The Company was originally created by the transformation of Sterilpharma GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) under German law incorporated in 1975, into a German AG. A shareholder's meeting on April 15, 1996 adopted the resolutions for this transformation and the commercial register registered the transformation on August 5, 1996.

        On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius SE (then Fresenius AG) and W.R. Grace & Co., which we refer to as the "Merger" elsewhere in this report. Pursuant to that agreement, Fresenius SE contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 105,630,000 FMC-AG Ordinary shares. Thereafter, we acquired:

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

        On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting ("EGM") held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG's legal form was changed from a German AG to a partnership limited by shares with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Management AG, a subsidiary of Fresenius AG (now Fresenius SE), the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Shareholders in FMC-AG & Co. KGaA participate in all economic respects, including profits and capital, to the same extent and (except as modified by the share conversion described below) with the same number of ordinary and preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form.

        Prior to the effectiveness of the transformation, and as approved by the EGM and by a separate vote of the Company's preference shareholders, the Company offered holders of its non-voting Preference shares (including preference shares represented by American Depositary Shares (ADSs)) the opportunity to convert their shares into Ordinary shares, which was accepted by the holders of approximately 96% of the outstanding Preference shares. Preference shares that were not converted remained outstanding and became Preference shares of FMC-AG & Co. KGaA in the transformation.

        Part of the Company's stated strategy is to expand and complement its existing business through acquisitions. See Item 4B, "Information on the Company – Business Overview – Our Strategy and Competitive Strengths." On March 31, 2006, the Company completed the acquisition of RCG ("the RCG Acquisition"), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4.2 billion including the concurrent repayment of approximately $657.8 million of indebtedness of RCG. In 2010, we acquired Asia Renal Care Ltd., the second largest dialysis and related services provider in the Asia-Pacific Region with more than 80 clinics treating about 5,300 patients, Kraevoy Nefrologocheskiy Centr, a private operator of dialysis clinics in Russia's Krasnodar region treating approximately 1,000 patients in 5 clinics, and Gambro AB's worldwide peritoneal dialysis business, serving over 4,000 patients in more than 25 countries. In 2011, we acquired IDC, the dialysis service business of Euromedic International, with over 8,200 hemodialysis patients and 70 clinics in nine countries, principally in Central and Eastern Europe and, American Access Centers, which operates 28 free-standing vascular access centers in the U.S., which provided us with critical mass in our vascular access business. On February 28, 2012, we acquired 100% of the equity of Liberty Dialysis Holdings, Inc. ("Liberty Dialysis"), a Delaware corporation with principal offices in Mercer Island, Washington and the owner of all of the business of Liberty Dialysis, Inc. and 51% of Renal Advantage, Inc., for total cash consideration of $2,182 million consisting of $1,697 million cash, net of cash acquired and $485 million non-cash consideration (the "Liberty Acquisition"). Prior to entering into the merger agreement for the Liberty Acquisition, we owned 49% of Renal Advantage, Inc., and we also had a loan receivable from Renal Advantage Partners, LLC of $280 million which was retired as part of the transaction. Liberty Dialysis mainly provided dialysis services in the United States through the 263 clinics it owned (the "Acquired Clinics"). We accounted for the Liberty Acquisition as a business combination. Liberty Dialysis's results have been included in the Company's Consolidated Statement of Income since February 29, 2012. See Note 2 of the Notes to the Consolidated Financial Statements, "Acquisition of Liberty Dialysis Holdings."

        We have also expanded the renal pharmaceuticals portion of our product business. In 2006, we acquired Phoslo®, a phosphate binder. In 2008, we entered into license and distribution agreements to market and distribute intravenous iron products such as Venofer® and Ferinject® (outside of the U.S.) for dialysis treatment. In December 2010, we formed a new renal pharmaceutical company with one of the licensors, Galenica Ltd. ("Galenica"), named Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"), to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. We own 45% of the shares of VFMCRP. See the discussion of "Renal Pharmaceuticals" below.

        Effective December 3, 2012, we completed a two-for-one split of the ADSs representing our ordinary shares and the ADSs representing our preference shares. As a result of the ADSs split, the ratio of our ADSs to our ordinary shares and preference shares was changed from one ADS representing one share to one ADS representing one-half of a share. All ADS and per ADS amounts in the consolidated financial statements, the related notes and elsewhere in this report have been restated to reflect the ADS splits.

Capital Expenditures

        We invested, by operating segment and geographical areas, the gross amounts shown in the table below during the twelve month periods ended December 31, 2012, 2011, and 2010.

	Actual
	2012	2011	2010
	(in millions)
Capital expenditures for property, plant and equipment
North America	$299	$238	$212
International	203	201	202
Corporate	173	159	160

Total Capital Expenditures	$675	$598	$574

Acquisitions and Investments
North America	$1,849	$824	$124
International	35	1,186	66
Corporate	2	6	2

Total Acquisitions and Investments	$1,886	$2,016	$192

        For additional information regarding our capital expenditures, see Item 4. B, "Business Overview – Acquisitions and Investments" and Item 5.B, "Operating and Financial Review and Prospects – Liquidity – Investing."

B.    Business Overview

Our Business

        Based on publicly reported sales and number of patients treated, we are the world's largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At December 31, 2012, we provided dialysis treatment to 257,916 patients in 3,160 clinics worldwide located in approximately 40 countries. In the U.S. we also provide inpatient dialysis services and other services under contract to hospitals. In 2012, we provided 38,588,184 million dialysis treatments, an increase of approximately 12% compared to 2011. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in more than 120 countries. For the year ended December 31, 2012, we had net revenues of $13.8 billion, a 10% increase (12% in constant currency, see item 5, "Operating and Financial Review and Prospects – Non U.S. GAAP Measures – Constant Currency") over 2011 revenues. We derived 65% of our revenues in 2012 from our North America operations and 35% from our international operations, which include our operations in Europe (21%), Latin America (6%) and Asia-Pacific (8%). Our ordinary shares and our preference shares are listed on the Frankfurt Stock Exchange and American Depositary Receipts evidencing our ordinary shares and our preference shares on the New York Stock Exchange, and on February 19, 2013, we had a market capitalization of $21.2 billion.

        We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

        We estimate the volume of the global dialysis market was approximately $75 billion for 2012, corresponding to an increase of about 2% compared to the previous year (4% in constant currency terms). Approximately $62 billion represents dialysis services, including the administration of dialysis drugs, and approximately $13 billion represents sales of dialysis products. The following table summarizes net revenues for our North America Segment and our International Segment in our major categories of activity, dialysis care and dialysis products for the three years ended December 31, 2012, 2011 and 2010.

	2012	2011	2010
	(in millions)
North America
Dialysis Care	$8,230	$7,113	$7,094
Dialysis Products	801	813	827

	9,031	7,926	7,921
International
Dialysis Care	2,262	2,170	1,767
Dialysis Products	2,478	2,458	2,156

	4,740	4,628	3,923

Renal Industry Overview

        We offer life-maintaining and life-saving dialysis services and products in a market which is characterized by favorable demographic development. As a global market leader in dialysis products and dialysis services, FMC-AG & Co. KGaA considers it important to possess accurate and current information on the status and development of the global, regional and national markets.

        To obtain and manage this information, FMC-AG & Co. KGaA has developed an internal information tool called Market & Competitor Survey (the "MCS"). The MCS is used within the Company as a tool to collect, analyze and communicate current, accurate and essential information on the dialysis market, developing trends, the market position of FMC-AG & Co. KGaA and those of its competitors. Country-by-country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESRD, the treatment modality selected, products used, treatment location and the structure of ESRD patient care providers. The survey has been refined over the years to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors. While we believe the information contained in our surveys and competitor publications to be reliable, we have not independently verified the data or any assumptions from which our MCS is derived or on which the estimates they contain are based, and we do not make any representation as to the accuracy of such information.

        Except as otherwise specified below, all patient and market data in this Report have been derived using our MCS.

End-Stage Renal Disease

        ESRD is the stage of advanced chronic kidney disease characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. Most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. A number of conditions – diabetes, hypertension, glomerulonephritis and inherited diseases – can cause chronic kidney disease. The majority of people with ESRD acquire the disease as a complication of one or more of these primary conditions.

        There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. Therefore, most patients suffering from ESRD rely on dialysis.

        We estimate that at the end of 2012, there were approximately 2.96 million ESRD patients worldwide, of which approximately 651,000 were living with a transplanted kidney. For many years the number of donated organs worldwide has continued to be significantly lower than the number of patients on transplant waiting lists. Despite ongoing efforts by many regional initiatives to increase awareness of and willingness for kidney donation, the distribution of patients between the various treatment modes has remained nearly unchanged over the past ten years. In both the U.S. and Germany, approximately 20% of all ESRD patients live with a functioning kidney transplant and approximately 80% require dialysis.

        There are two major dialysis methods commonly used today, hemodialysis ("HD") and peritoneal dialysis ("PD"). These are described below under "Dialysis Treatment Options for ESRD." Of the estimated 2.31 million dialysis patients treated in 2012, approximately 2.06 million received HD and about 250,000 received PD. Generally, an ESRD patient's physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient's medical conditions and needs. The number of dialysis patients grew by approximately 7% in 2012.

        The present annual patient growth rate in North America, the largest dialysis market, is approximately 5% per year, while in many developing countries we see annual growth rates of near 10%. We believe that worldwide growth will continue at around 6% per year. At the end of 2012, there were approximately 543,000 patients in North America (including Mexico), approximately 332,000 dialysis patients in the 27 countries of the European Union (E.U.), approximately 285,000 patients in Europe (excluding the E.U. countries), the Middle East and Africa, approximately 240,000 patients in Latin America (excluding Mexico), and approximately 906,000 patients in Asia (including 309,000 patients in Japan).

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

        We estimate that about 19% of worldwide patients are treated in the U.S., around 14% in E.U. and approximately 13% in Japan. The remaining 54% of all dialysis patients are distributed throughout approximately 120 countries in different geographical regions.

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

Dialysis Treatment Options for ESRD

        Hemodialysis.    Hemodialysis removes toxins and excess fluids from the blood in a process in which the blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer separates waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water, and supplements the blood with solutes which must be added due to renal failure. The treated blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine can also monitor and record the patient's vital signs.

        The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician. Hemodialysis patients generally receive treatment three times per week, typically for three to five hours per treatment. In North America, we also established over 140 in-center nocturnal (nighttime) dialysis programs, in which patients receive three overnight treatments per week for about eight hours per treatment.

        Patients can receive treatment at a clinic run by (1) a public center (government or government subsidiary owned/run), (2) a healthcare organization (non-profit organizations for public benefit purposes), (3) a private center (owned or run by individual doctors or a group of doctors) or (4) a company-owned clinic, including multi-clinic providers (owned or run by a company such as FMC-AG & Co. KGaA). There were approximately 5,900 Medicare-certified ESRD treatment clinics in the U.S. in 2012 with only around 1% of patients receiving care in public centers. In 2012, there were approximately 5,400 dialysis clinics in the E.U. treating dialysis patients. In the E.U., approximately 57% of dialysis patients received care through public centers (including approximately 14% through centers owned by healthcare organizations), approximately 22% through private centers and approximately 21% through company-owned clinics, such as ours. In Latin America, private centers and company-owned clinics predominated, caring for over 84% of all dialysis patients. In Japan, nephrologists (doctors who specialize in the treatment of renal patients) cared for around 80% of the population in their private centers.

        Among company-owned clinics, the two largest providers are FMC-AG & Co. KGaA, caring for approximately 258,000 patients and DaVita, caring for approximately 153,000 patients at the end of 2012. All other company-owned clinics care for approximately 20,000 or less patients each.

        Of the approximately 2.306 million patients who received dialysis care in 2012, more than 89% were treated with hemodialysis. Hemodialysis patients represented about 92% of all dialysis patients in the U.S., approximately 97% of all dialysis patients in Japan, 92% in the E.U. and 85% in the rest of the world. Based on these data, it is clear that hemodialysis is the dominant therapy method worldwide.

        Peritoneal Dialysis.    Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD, a machine pumps or "cycles" solution to and from the patient's peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient. The human peritoneum can be used as a dialyzer only for a limited period of time, ideally only if the kidneys are still functioning to some extent.

Our Strategy and Competitive Strengths

Company Strategy

        Our long-term strategy aims at sustainably increasing shareholder value. We focus our business activities on out patients' health and hence on the quality of treatment with the objective of improving their quality of life and raising their life expectancy. The Management Board uses a number of different tools and indicators to evaluate our business performance, develop our strategy and make investment decisions.

        Our strategy takes into account concrete, measurable growth targets as well as long-term trend forecasts in the dialysis market. We not only expect the number of patients to increase but also the quality of services provided and of the products available to become even more important in the future. We think integrated care for kidney patients is another area that will continue to grow in the future. In response to this, we will not only focus our business on individual services or dialysis products, but also on combining the different areas of application related to dialysis, such as combining treatment concepts with dialysis drugs.

        In September 2010, we presented a mid-term strategy with defined targets in the form of Goal 13; which drew upon the previous growth strategy, GOAL 10. GOAL 13 stands for "Growth Opportunities to Assure Leadership in 2013" and describes the four growth paths that we follow with the aim of boosting success across the broadest possible spectrum of the global dialysis market and achieving our growth targets. As GOAL 13 comes to a close in 2013, we intend to set new goals in the current financial year that will allow us to maintain our outstanding market position and to be successful in the dialysis market.

Growth Paths

        We have established four paths that the Company continues to follow in order to perform successfully in a broader spectrum of the global dialysis market and to achieve our growth and profitability objectives. Our four growth paths are described below:

  Path 1: Organic Growth

        For this path, we will continue to offer integrated, innovative treatment concepts, such as UltraCare, NephroCare and our recently introduced Protect, Preserve and Prolong ("P3") comprehensive PD therapy program, and combine these treatments with our dialysis drugs, for example. With these measures, we want our portfolio of services to stand out from those of our competitors. In addition, we plan to increase our growth in revenue by opening around 50-100 new dialysis clinics annually over the next years.

        We also intend to continue to innovate with dialysis products. High-quality products such as our Cordiax therapy system and the 2008T, 2008k@home and 4008S classic HD machines as well as the 5008 therapy system in addition to cost-effective manufacturing are intended to contribute significantly to the further growth of our dialysis products sector.

  Path 2: Acquisitions

        With our long-term growth objectives and our aim to boost profitability in mind, we regularly investigate possible acquisitions to selectively expand our dialysis clinic network. We intend to make attractive, targeted acquisitions broadening our network of dialysis clinics. In North America we want to expand our clinic network in particularly attractive regions. Outside the North America, we intend to participate in the privatization process of healthcare systems and seek to achieve above-average growth in Eastern Europe and Asia; acquisitions will support these activities. See Item 4, "Information on the Company – History and Development of the Company – History."

  Path 3: Horizontal Expansion

        We intend to continue to increase our activities in some areas of dialysis medication. Initially, we focused on drugs regulating patients' mineral and blood levels, including phosphate binders, iron and Vitamin D supplements and calcimimetics. High phosphate levels in the blood can lead to medium-term damage to patients' bones and blood vessels. To this end, we acquired PhosLo®, a phosphate binder, and we entered into license and distribution agreements to market and distribute intravenous iron products such as Venofer®, Injectafer® in the U.S., and Ferinject outside of the U.S. for dialysis treatment. We expanded upon those agreements by forming a renal pharmaceutical company, VFMCRP, designed to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. See the discussion of "Renal Pharmaceuticals" below.

  Path 4: Home Therapies

        Around 11% of all dialysis patients perform dialysis at home, principally PD, with the remaining 89% treated in clinics. Still, we aim to achieve a long-term leading global position in the relatively small field of home therapies, including peritoneal dialysis and home hemodialysis. We can also achieve this goal by combining our comprehensive and innovative product portfolio with our expertise in patient care. Through acquisitions, we acquired technology that significantly reduces water volumes used in hemodialysis, and under license from an acquiree, we have completed functional prototypes of a portable artificial kidney for attended and home dialysis care and have demonstrated a feasibility prototype of a wearable artificial kidney.

Our Competitive Strengths

        We believe that we are well positioned to meet our strategic objectives. Our competitive strengths include:

Our Leading Market Position

        Based on publicly reported sales and number of patients treated, we are the world's largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

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

Our Complete Dialysis Product Lines with Recurring Disposable Products Revenue Streams

        We offer broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable us to serve as our customers' single source for all of their dialysis machines, systems and disposable products.

Our Worldwide Manufacturing Facilities

        We operate state-of-the-art production facilities in all major regions – North America, Europe, Latin America and Asia Pacific – to meet the demand for our dialysis products, including dialysis machines, dialyzers, and other equipment and disposables. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provides a competitive advantage in manufacturing our products. Our decentralized manufacturing structure adds to our economies of scale by reducing transportation costs.

Dialysis Care

Dialysis Services

        We provide dialysis treatment and related laboratory and diagnostic services through our network of 3,160 outpatient dialysis clinics, 2,082 of which are in North America (including Mexico) and 1,078 of which are in 40 countries outside of North America. Our operations within North America generated 78% of our 2012 dialysis care revenue and our operations outside North America generated 22%. Our dialysis clinics are generally concentrated in areas of high population density. In 2012, we acquired a total of 276 existing clinics, opened 65 new clinics and sold or consolidated 79 clinics. The number of patients we treat at our clinics worldwide increased by about 11%, from 233,156 at December 31, 2011 to 257,916 at December 31, 2012. For 2012, dialysis services accounted for 76% of our total revenue.

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

        At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. A nurse attaches the necessary tubing to the patient and the dialysis machine and monitors the dialysis equipment and the patient's vital signs. The capacity of a clinic is a function of the number of stations and such factors as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

        Each of our dialysis clinics is under the general supervision of a physician medical director. (See "Patients, Physician and Other Relationships.") Each dialysis clinic also has an administrator or clinical manager who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses and licensed practical nurses. Our North America clinics also employ patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians, while in some countries within our International Segment, the staff also includes technicians, social workers and dieticians.

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

        Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient's residence. (See "– Regulatory and Legal Matters – Reimbursement – U.S." for a discussion of billing for these products and services.)

        We also provide dialysis services under contract to hospitals in the U.S. on an "as needed" basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma or similar causes, and requires dialysis until the patient's kidneys recover their normal function. We service these patients either at their bedside, using portable dialysis equipment, or at the hospital's dialysis site. Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic outpatient treatments.

        We employ a centralized approach with respect to certain administrative functions common to our operations. For example, each dialysis clinic uses our proprietary manuals containing our standardized operating and billing procedures. We believe that centralizing and standardizing these functions enhance our ability to perform services on a cost-effective basis.

        The manner in which each clinic conducts its business depends, in large part, upon applicable laws, rules and regulations of the jurisdiction in which the clinic is located, as well as our clinical policies. However, a patient's attending physician, who may be the clinic's medical director or an unaffiliated physician with staff privileges at the clinic, has medical discretion to prescribe the particular treatment modality and medications for that patient. Similarly, the attending physician has discretion in prescribing particular medical products, although the clinic typically purchases equipment, regardless of brand, in consultation with its medical director.

        In the more than 40 countries outside North America in which we currently operate or manage dialysis clinics we face legal, regulatory and economic environments varying significantly from country to country. These individual environments can affect all aspects of providing dialysis services including our legal status, the extent to which we can provide dialysis services, the way we have to organize these services and the system under which we are reimbursed. (See "– Regulatory and Legal Matters – Reimbursement – International (Including Germany and Other Non-U.S.)" for further discussion of reimbursement.) Our approach to managing this complexity utilizes local management to ensure the strict adherence to the individual country rules and regulations and international functional departments supporting country management with processes and guidelines enabling the delivery of the highest possible quality level of dialysis treatment. We believe that with this bi-dimensional organization we will be able to provide superior care to dialysis patients under the varying local frameworks leading to improved patient well-being and to lower social cost.

Laboratory Services

        We have full service laboratories that support the needs of our patients in the U.S. and we also provide laboratory testing and marketing services in the U.S. through Spectra Laboratories ("Spectra"). Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient's therapy regimen, diet and medicines remain optimal.

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

        During 2012 and 2011, we had total acquisitions and investments of $1,879 million and $1,785 million, respectively. Of the total 2012 acquisitions and investments, the cash consideration for the Liberty Acquisition amounted to approximately $1,697 million. See "Information on the Company – History and Development of the Company – History," above and Note 2 of the Notes to the Consolidated Financial Statements, "Acquisition of Liberty Dialysis Holdings," for more information on the Liberty Acquisition. We continued to enhance our presence outside the U.S. in 2012. In 2011, the cash consideration amounted to $1,785 million, primarily for acquisitions of International Dialysis Centers, the dialysis service business of Euromedic International, and American Access Care Holdings, LLC, which operates vascular access centers, for loans provided to, as well as the purchase of a 49% ownership of, the related party Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, and through payments for the extension of the activities of VFMCRP, our renal pharmaceutical joint venture with Galenica. We also acquired individual or small groups of dialysis clinics in selected markets, expanded existing clinics and opened new clinics.

        For further discussion of our 2012 acquisitions and investments, see "Information on the Company – History and Development of the Company – History," above and "– Our Strategy and Competitive Strengths – Growth Paths-Path 3 – Horizontal Expansion" and "Renal Pharmaceuticals" above.

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

        The goal is to measure and continuously improve the quality of our dialysis treatments. One of these parameters is the dialyzer clearance multiplied by time, which represents the volume of fluid completely cleared of urea during a single treatment divided by the volume of water a patient's body contains ("Kt/V") value. Another quality indicator is the level of albumin in the blood that is indicative of a patient's general nutritional status. We also aim to achieve a defined hemoglobin value and defined phosphate concentrations for each of our patients. The number of days patients spend in hospital for reasons other than dialysis is also an important indicator for us; days spent in hospital significantly reduce the quality of life for dialysis patients and are also very expensive.

        In our European region (includes our EU, European non-EU, Middle East and African operations), our quality management activities are primarily focused on comprehensive development and implementation of an Clinic Quality Management System as part of an Integrated Management System ("IMS") for quality management. Our goals in this area include not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach results in an IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the integrated management system standard offers a highly flexible structure that allows us to adapt to future regulations. Our IMS fulfills the ISO-Norm 9001:2008 requirements for quality management systems and links it with the ISO-Norm 14001:2004 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2003.

        Our dialysis clinics' processes and documentation are regularly inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Currently, 19 countries within our European region have dialysis clinics which are certified according the quality management standard ISO 9001:2008.

        Additionally, we have a comprehensive program in our European region, NephroCare Excellence. NephroCare Excellence brings together in one comprehensive program all of our quality and efficiency standards as well as proven best practices from different countries. The program is designed to support more than 25 individual countries in introducing NephroCare's quality standards and tools to all clinics efficiently, systematically and within a defined timeframe. Our goal is to harmonize the routines in our network of clinics, to make sure that clinic employees identify with the values of NephroCare, and to foster awareness of the NephroCare brand and of our commitment to enabling affordable renal replacement therapy for the different healthcare authorities worldwide.

        The UltraCare® program of our North America dialysis services group represents our commitment to deliver excellent care to patients through innovative programs, state-of-the art technology, continuous quality improvement and a focus on superior patient service. It combines our latest product technology with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® single use dialyzers are combined with our 2008™ Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. The UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. The UltraCare® program also includes an annual training program for staff recertification. Additionally, the UltraCare® at Home™ emphasizes patient-centered care: offering the full range of treatment modalities coupled with superior customer service for patients desiring care in the home setting.

        At each of our North America dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2012, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment and the percentage of patients who use catheters, which is the major cause of hospitalization and morbidity.

        Our principal focus of our research and development activities is the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients. See Item 5.C, "Operating and Financial Review and Prospects – Research and Development."

Sources of U.S. Dialysis Care Net Revenue

        The following table provides information for the years ended December 31, 2012, 2011 and 2010 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2012	2011	2010
Medicare ESRD program	48.0%	46.2%	49.4%
Private / alternative payors	42.6%	42.8%	42.3%
Medicaid and other government sources	4.5%	5.9%	3.4%
Hospitals	4.9%	5.1%	4.9%

Total	100.0%	100.0%	100.0%

        Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See "Regulatory and Legal Matters – Reimbursement."

Patient, Physician and Other Relationships

        We believe that our success in establishing and maintaining dialysis clinics, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. In nearly all our dialysis clinics, local doctors, who specialize in the treatment of renal patients (nephrologists) act as practitioners. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient's nephrologist has staff privileges. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from nephrologists, hospitals and general practitioners.

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

        A number of the dialysis and vascular access centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We also have agreements with physicians to provide management and administrative services at vascular access centers in which physicians or physicians groups hold an ownership interest. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti-Kickback Statute, our investments in these joint venture arrangements and administrative service agreements do not satisfy all the elements of such safe harbors.

Competition

        Dialysis Services.    Our largest competitors in the North America Segment are DaVita, Inc. and Dialysis Clinic Inc. and, in our International Segment, our largest competitors are Kuratorium für Heimdialyse and Diaverum (formerly the non-U.S. dialysis services business of Gambro AB) in Europe, Showai-Kai and Tokushu-Kai in Asia Pacific, and Baxter International Inc. and Diaverum in Latin America. Ownership of dialysis clinics in the U.S. consists of a large number of company-owned clinic providers, each owning ten or fewer clinics and a small number of larger company-owned, multi-clinic providers who own the majority of U.S. clinics, of which the Company and DaVita are the largest. Over the last decade the dialysis industry has been characterized by ongoing consolidations. Internationally, the dialysis services market is much more fragmented, with a higher degree of public ownership in many countries.

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

Dialysis Products

        Based on internal estimates prepared using our MCS, publicly available market data and our data of significant competitors, we are the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in more than 120 countries. Most of our customers are dialysis clinics. For the year 2012, dialysis products accounted for 24% of our total revenue.

        We produce a wide range of machines and disposables for HD, PD and acute dialysis:

  •
  HD machines and PD cyclers

  •
  Dialyzers, our largest product group

  •
  PD solutions in flexible bags

  •
  HD concentrates, solutions and granulates

  •
  Bloodlines

  •
  Systems for water treatment

        Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including specific instruments for vascular access as well as other supplies, such as bandages, clamps and injections. We also include our PhosLo®, Phoslyra® and Venofer® iron products and sales of other renal pharmaceutical products as part of our dialysis product revenues. Our Body Composition Monitor is sold as part of both our peritoneal and hemodialysis products. The Body Composition Monitor is used for home dialysis to determine a patient's body composition (water, body mass and fat) which assesses a patient's hydration state to assist in determining the patient's therapy

        The markets in which we sell our dialysis products are highly competitive. The three largest manufacturers of dialysis products accounted for approximately 64% of the worldwide market in 2012. As the market leader in dialysis products, we had approximately a 33% market share. We estimate that in 2012, we supplied approximately 45% of global dialyzer production and approximately 55% of all HD machines sold worldwide. In 2012, our market share for PD products sold worldwide, after our acquisition of Gambro's PD business, was 20%.

Overview

        The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and other dialysis products.

	Year Ended December 31,
	2012		2011		2010
	Total Product Revenues	% of Total	Total Product Revenues	% of Total	Total Product Revenues	% of Total
	(in millions)
Hemodialysis Products	$2,649	80	$2,603	79	$2,348	79
Peritoneal Dialysis Products	415	13	417	13	329	11
Other	245	7	268	8	306	10

Total	$3,309	100	$3,288	100	$2,983	100

Hemodialysis Products

        The reduction of risk factors for cardiovascular diseases ("CVD") is core to the development of dialysis systems and products at FMC-AG & Co. KGaA. Taking this challenge into account, we offer a comprehensive hemodialysis product line, including HD machines, modular components for dialysis machines, Polysulfone dialyzers, bloodlines, HD solutions and concentrates, needles, connectors, machines for water treatment, data administration systems, dialysis chairs, PhosLo® and Phoslyra® phosphate binders, Venofer® iron products, and other renal drug products. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.

        Dialysis Machines.    We sell our 4008, 5008, and 5008s Series HD dialysis machines in our International Segment. In North America, we sell our 2008® Series machines, modeled on the 4008 Series. The 4008/2008 series is the most widely sold machine for hemodialysis treatment. The 2008T is the only hemodialysis machine currently available with the Clinical Data eXchangeTM ("CDX") feature. CDX allows machine users to toggle their 2008T monitor view to provide access to their medical information system and dialysis screen. In 2011 in North America, the 2008K@home hemodialysis machine was introduced, which features user interface enhancements and the WetAlertTM wireless wetness detector for identification of blood leaks. In our International Segment, the 4008S classic machine is a basic dialysis machine for performing conventional HD treatments with limited therapy options for budget-focused customers. Following the successful launch of the 5008 series, we concentrated on the continued improvement of the reliable operation of our model 5008 dialysis machine in clinical use and under increasingly varied conditions in international applications. These efforts for improvement have taken into account considerable feedback from our own dialysis clinics as well as from other customers while focusing on therapeutic, technical, and economic aspects of the machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and is offering the most efficient therapy modality, ONLINE-Hemodiafilitration ("ONLINE HDF"), as a standard feature. Our latest machine software upgrades the 5008 Therapy System to the CorDiax product line for use with our

FX CoreDiax dialyzers. Significant advances in the field of electronics enable highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces. Our dialysis machines offer the following features and advantages:

  •
  Volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

  •
  Proven hydraulic systems, providing reliable operation and servicing flexibility;

  •
  Compatibility with all manufacturers' dialyzers and a variety of bloodlines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

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

  •
  Clinical Data eXchange in the 2008T:

  •
  The 2008T features an industrial grade computer inside the machine, as well as, an external keyboard and touchpad;

  •
  The Medical Information System (MIS) and dialysis screens are accessible on the same monitor by simply pressing the CDX toggle key; and

  •
  Clinicians no longer need to leave the patient station to gain access via standalone computers on the treatment floor or at nursing stations;

  •
  Online data collection capabilities and computer interfacing with our TDMS and/or FDS08 systems. Our systems enable us to:

  •
  monitor and assess prescribed therapy;

  •
  connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network;

  •
  enter nursing records automatically at bedside;

  •
  adapt to new data processing devices and trends;

  •
  perform home hemodialysis with remote monitoring by a staff caregiver; and

  •
  record and analyze trends in medical outcome factors in hemodialysis patients;

  •
  The series 2008k@home, a dialysis machine specifically developed for in home use with an intuitively designed user interface and the addition of the wetness detector for increased safety. The use of our most advanced technology and adaptability for in-home use makes this machine highly accessible for patients who would like more flexibility and control throughout their dialysis process; and

  •
  In the series 5008 CorDiax, the most efficient therapy mode ONLINE HDF is standard.

        Dialyzers.    We manufacture our F-Series and premium FX class® series of dialyzers and our Optiflux® polysulfone single-use dialyzer using hollow fiber Fresenius Polysulfone® and Helixone® membranes from synthetic materials. We estimate that we are the leading worldwide producer of polysulfone dialyzers. In 2011, we introduced the new FX CorDiax dialyzer which contains the Helixone®plus high performance membrane. The Helixone®plus membrane selectively filters out toxins such as phosphates to reduce the risk of cardiovascular disease. It was improved in 2011 with the addition of improved performance characteristics and is characterized by a very high permeability to enable an increased removal of uremic toxins in the middle molecular weight range.

        We believe that Polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

  •
  increased biological compatibility, resulting in reduced incidence of adverse reactions to the fibers;

  •
  greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

  •
  a complete range of permeability or membrane pore size, which permits dialysis at prescribed rates – high flux and low flux, as well as ultra flux for acute dialysis and allows tailoring of dialysis therapy to individual patients.

Other Dialysis Products

        We manufacture and distribute arterial, venous, single needle and pediatric bloodlines. We produce both liquid and dry dialysate concentrates. Liquid dialysate concentrate is mixed with purified water by the hemodialysis machine to produce dialysis solution, which removes the toxins and excess water from the patient's blood during dialysis. Dry concentrate, developed more recently, is less labor-intensive to use, requires less storage space and may be less prone to bacterial growth than liquid solutions. We also produce dialysis solutions in bags, including solutions for priming and rinsing hemodialysis bloodlines, as well as connection systems for central concentrate supplies and devices for mixing dialysis solutions and supplying them to hemodialysis machines. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles, hemodialysis catheters, and products for acute renal treatment.

Peritoneal Dialysis Products

        We offer a full line of peritoneal dialysis systems and solutions which include both continuous ambulatory peritoneal dialysis ("CAPD") and continuous cycling peritoneal dialysis ("CCPD") also called automated peritoneal dialysis ("APD").

        CAPD Therapy:    We manufacture both systems and solutions for CAPD therapy. Our product range offers the following advantages for patients including:

  •
  Fewer possibilities for touch contamination.  Our unique PIN and DISC technology was designed to reduce the number of steps in the fluid exchange process and by doing so decreases the risk of infection, particularly in the disconnection step in which the patient connector is closed automatically without any direct touch intervention.

  •
  Optimal biocompatibility.  Our PD stay safe Balance and stay safe Bicavera® solutions are pH neutral and have ultra-low glucose degradation product contents providing greater protection for the peritoneal membrane and allowing for the protection of residual renal function of the PD patients.

  •
  Environmentally friendly material:  In our International Segment, our stay    •    safe® system is made of Biofine®, a material developed by Fresenius, which upon combustion is reduced to carbon dioxide and is PVC and plasticizer free. Biofine® requires less energy to manufacture, generates less waste and is easy to recycle.

        APD Therapy:    We have been at the forefront of the development of automated peritoneal dialysis machines since 1980. APD therapy differs from CAPD in that fluid is infused into the patient's peritoneal cavity while the patient sleeps. The effectiveness of the therapy is dependent on the dwell time, the composition of the solution used, the volume of solution and the time of the treatment, usually 8 - 10 hours. APD offers a number of benefits to patients:

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

  •
  Personalized adapted APD.  The cycler allows patients to be treated using a modified version of APD where short dwell times with small fill volumes are used first to promote ultrafiltration and subsequently longer dwell times and larger fill volumes promote the removal of uremic toxins from the blood.

        Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. Our APD equipment product line includes:

  •
  sleep    •    safe:  The sleep    •    safe machine has been used since 1999. It has automated connection technology thus further reducing the risk on touch contamination. Another key safety feature is the barcode recognition system for the various types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of infants. The sleep    •    safe machine allows for innovative and simple ways of individualizing APD prescriptions to achieve better treatment results, including personalized adapted APD therapy.

  •
  North American cycler portfolio:  This includes: (a) the Liberty® cycler introduced in 2008 incorporating many new operational and safety features with an innovative piston driven pumping cassette design, and user interface enhancements such as color touch screen which guides the patient through the setup and treatment, (b) the Freedom® cyclers for low volume applications and acute markets, and (c) the Newton IQ® Cycler, which offers gentle gravity fills and drains as well as the option of pumping waste dialysate directly into the receptacle. The IQcard™, a credit-card sized card or USB stick can provide actual treatment details and results to the physician for compliance monitoring and, when used with our North American PD cyclers, can upload the patient's prescription into the machine.

  •
  Patient Management Software:  We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystem™, Pack-PD® and FITTesse™. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized. These different approaches aim to support physicians and nurses in better formulating treatments for a patient's individual needs; improving a patient's quality of life while safely extending their time on PD.

        In 2011 and 2012, we were dedicated to the integration of Gambro's PD business, which we acquired in 2010 and growth of the consolidated PD portfolio by providing appropriate support to the local country structures. The successful integration of the Gambro portfolio resulted in strong sales growth for home therapies of 4.8% at constant currency (flat at current rates) as compared with the previous year.

Renal Pharmaceuticals

        We acquired the rights to PhosLo® in November 2006. We have received approval of PhosLo® in selected European countries and of OsvaRen, a phosphate binder that supports bone and cardiovascular health, in most EU member states. In October 2008, a competitor's generic phosphate binder that competes with PhosLo® was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched a competing authorized generic version of the PhosLo® existing gelcap formulation in the U.S. In April 2011, the FDA approved our new drug application for Phoslyra®, the liquid formulation of PhosLo®.

        In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG) and one for the U.S. (with Luitpold Pharmaceuticals Inc. and American Regent, Inc.), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) (outside of the U.S.). Both drugs are used to treat iron deficiency anemia experienced by non-dialysis Chronic Kidney Disease ("CKD") patients as well as dialysis patients. Venofer® is the leading intravenous iron product worldwide. The first agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008 provides our subsidiary Fresenius USA Manufacturing Inc. ("FUSA") with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. The U.S. license agreement has a term of ten years and includes FUSA extension options. The international agreement has a term of 20 years.

        In 2009, we entered into separate agreements with AMGEN International to purchase Aranesp and Mimpara and to jointly communicate selected scientific and promotional topics to the physician community. Together with Amgen, we are working to foster new scientific understanding of CKD through the evaluation of our research database with the help of renowned academic advisory committees.

        In December 2010, we announced the extension of our agreements with Galenica by forming a new renal pharmaceutical company, VFMCRP, to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. Galenica contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market CKD stages III to V). Commercialization of both of these products outside the renal field will remain fully the responsibility of Galenica and its existing key affiliates or partners. Galenica also contributed to the new company exclusive worldwide rights for PA21 (excluding Japan, where PA21 will be developed through another partner), a novel iron-based phosphate binder. In July 2012, Galenica announced that PA21 had achieved its primary and secondary endpoint in its phase III trial and that regulatory submissions in the U.S., EU and Switzerland would move forward. FMC-AG & Co. KGaA owns 45% of the new company which is headquartered in Switzerland. The closing in December 2010 allowed Galenica and the Company to participate in CKD stages III to V in the U.S. and to continue their collaboration in CKD stage V in selected other countries. The European antitrust authorities granted approval in October 2011, which allowed VFMCRP to proceed with the targeted expansion of its global operations on November 1, 2011. The closing on November 1, 2011 brought to fruition an agreement that superseded the agreement for certain countries in Europe and the Middle East, which was effective on January 1, 2009. Furthermore, in the fourth quarter of 2012, FUSA renegotiated and further amended the contract originally signed in 2008 with Luitpold Pharmaceuticals, Inc. The original term length of the agreement remained the same.

        In September 2011, we closed an agreement with the Japanese company Toray for co-development in Europe of the compound TRK820 for chronic itch (uremic pruritus). Conditional registration of this drug, which bears an orphan disease indication, is planned for late 2013, with further post market trials required after registration.

        We estimate that the worldwide market for dialysis drugs used to treat ESRD and CKD (currently vitamin D, iron, potassium binders and phosphate binders) in 2012 was more than $3.0 billion, a growth of +4% vs. prior year. As part of our horizontal expansion growth path, we intend to continue to integrate the use of dialysis drugs with our existing product technology, dialysis treatment and laboratory services.

        In an increasing number of countries, we are required by health care systems and reimbursement requirements to supply pharmaceuticals for many conditions as part of comprehensive treatment packages. See "Regulatory and Legal Matters – Reimbursement." We intend to continue to pursue development and commercialization partnerships with suppliers of branded and unbranded high quality pharmaceutical substances to cover this requirement. In addition, we will increasingly work toward the development of proprietary innovative pharmaceutical solutions that offer additional medical value to dialysis patients.

Customers, Marketing, Distribution and Service

        We sell most of our products to clinics, hospitals and specialized treatment clinics. With our comprehensive product line and years of experience in dialysis, we believe that we have been able to establish and maintain very close relationships with our global clinic customer base. Close interaction between our Sales and Marketing and Research and Development ("R&D") personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. Sales and Marketing engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. We also sponsor medical conferences and scientific symposia as a means for disseminating scientific or technical information. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We also use outside distributors to provide sales coverage in countries that our internal sales force does not service.

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

        We consolidated our German warehouses in Gernsheim and Darmstadt into one distribution center servicing customers in approximately 120 countries worldwide. Through this consolidation, we have been able to increase service level, quality and responsiveness to customer demands, as well as decrease stock levels and lower costs.

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

Manufacturing Operations

        We operate state-of-the-art production facilities worldwide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. Our strategically located production and distribution centers help to reduce transport costs. We are using our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing. For example, in St. Wendel we developed in-house an automatic bundling machine for processing polysulfone fibers. The machine automatically carries out all steps required to convert hollow fibers for dialyzer production and to create bundles with a fixed number of fibers – the core of the dialyzer. We integrated the first automatic bundling machine into production in 2008. Currently, we have ten spinning lines that are equipped with bundling machines.

        We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L'Arbresle, France, Vrsac, Serbia and Inukai and Buzen, Japan facilities and at production facilities of our joint ventures in Belarus and Japan. At our Ogden, Utah facilities, we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide, including France, Italy, Great Britain, Spain, Turkey, Serbia, Morocco, Argentina, Brazil, Columbia, Australia, Germany, Canada, Mexico and the U.S. PD products are manufactured in North America, Europe, Latin America, and Asia, with two of our largest plants for production of PD products in Germany and the U.S. In 2012, our worldwide dialyzer production increased 7% as compared to the same period in 2011 and our hemodialysis machines production increased by 8% in 2012 as compared to the same period in 2011. This was mainly driven by additional sales of the series 5008 machines as well as replacement sales for series 4008 machines in our International Segment. Additionally, our plant in Reynosa, Mexico is the world's largest (by volume) bloodline manufacturing facility and our facility in Jiangsu, China, which produces bloodlines, received approval from health authorities to produce peritoneal dialysis solutions, and we are in a position to start the second and final phase of the process for obtaining pharmaceutical and medical product approval. We are also pursing the approval process for manufacture of hemodialysis concentrate and dialyzers in Jiangsu. Our facilities are inspected on a regular basis by national and/or international authorities.

        We have also expanded our dialyzer production capacities in the U.S. (Ogden, Utah), from 37 million to 48 million with a new assembly line that went into production in 2012. In 2012, our Ogden site implemented one additional production line for polysulfone fiber bundles to support the increasing worldwide demand for dialyzers. We are also expanding our operations for the production of FX-class premium dialyzers in France and China. The new production lines for FX dialyzers are scheduled to commence in 2013. We expect these expansions to increase our annual capacity by 18 million dialyzers. Additionally, operations began in 2012 for several new production lines and a high-bay storage area.

        We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. All process parameters e.g., pressure, temperature and time, required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. All production sites are following the Lean Manufacturing approach which is extended in North America and our Schweinfurt plant to the "Lean Six Sigma" management system. The focus of Lean Manufacturing and Six Sigma is to improve continuously the processes of all employees to achieve a very low error rate resulting in better quality production while shortening manufacturing time. Our IMS fulfils ISO 9001:2008 requirements for quality control systems in combination with the ISO norm 14001:2009 for environmental control systems. At the same time, our IMS conforms to the requirements for medical devices of ISO norm 13485:2003/AC 2007. We have implemented our IMS in all our European production sites. (See also "Regulatory and Legal Matters – Facilities and Operational Regulations" below). In 2012, our production facilities in North America received a total of five comprehensive FDA facility inspections, and all inspection results were satisfactory. Additionally, all of our production facilities have undergone annual ISO 13485:2003 Quality Systems inspections, maintaining all certifications, with no major non-conformances to the standard being noted.

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

        In our dialysis facilities, we establish, depending on the particular facility and circumstance, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Improvements are implemented on a site-by-site basis after evaluation of the site's performance.

        In our European clinics, we introduced our environmental management system in dialysis clinics in 2012 and we continue to monitor and assess the management system performance in clinics where it was previously implemented. Currently, dialysis clinics in 13 countries in our European region are certified according to the environmental management standard ISO 14001:2004. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data in over 400 clinics. This software is intended to reduce environmental management working time while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

        In our North America dialysis clinics, we implemented recycling programs for corrugated materials and hemodialysis machines. Use of heat exchangers enables us to obtain residual heat from water used for industrial purposes, which we use to heat fresh water used for dialysis treatment. Our clinics in North America commenced a reusable sharp containers program in 2009. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste.

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

        We focus on further optimizing procurement logistics and reducing purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We are continuously intensifying, where appropriate, our use of internet-based procurement tools by purchasing raw materials through special on-line auctions. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency. Additionally, in 2012, we introduced an automated replenishment control in our national warehouses in Switzerland, Turkey and Russia. This control allows the warehouses to be refilled when their inventory reaches a preset defined minimum level and allows us to continue to improve our operational efficiency.

New Product and Service Introductions

        The field of dialysis products is mainly characterized by constant development and refinement of existing product groups and less by break-through innovations. In the U.S. market, we provided enhanced modules for the 2008T therapy system, including the 2008MeDS infusion pump for intravenously administered iron compounds, the bibag system which contains dry bicarbonate concentrate as a pure substance meaning that it is no longer necessary to store water contained in the liquid concentrates as well as our enhanced Crit-Line analysis device that will be integrated into our 2008T dialysis machine. In the International market, we launched the 5008 CorDiax therapy system. This system includes the Venous Access Monitoring ("VAM") system which contains the Venous Needle Disconnect and a user interface for connecting a wetness detector to patients' vascular access, AutoSub plus software which enables optimized, fully automatic regulation of the volume of blood to be replaced based on each patient's needs and the FX CorDiax dialyzer, which contains a high-performance membrane to selectively filter out toxins such as phosphates to reduce the risk of cardiovascular disease as well as the 5008 CorDiax HD-Paed, which was specifically designed to make dialysis treatment possible for children with a body weight of ten kilograms or more. For further information on these products, see Item 5.C, "Operating and Financial Review and Prospects – Research and Development." Actual expenditures on research and development in 2012 were $112 million.

        Most patients on traditional daytime in-center dialysis receive treatments three times a week for three to five hours at a time. In North America, we have established over 140 in-center nocturnal (nighttime) dialysis programs, in which patients receive three overnight treatments per week for about eight hours per treatment. When dialysis is provided over a longer period, fluids are removed more slowly, which results in a more gentle treatment for most patients. Studies also suggest that nighttime dialysis patients may be able to better control their blood pressure and mineral levels, resulting in fewer dietary restrictions, which allows them to eat a wider variety of foods.

        Both in the U.S. and Europe, as well as other international markets, we are establishing new technologies that allow for the integrated, needle free application of intravenous ("i.v"). drug administration into dialysis. This will allow for a reduction in the preparation and administrative effort for i.v. drug application, removal of infectious and sharp waste, and promises to greatly reduce needlestick and glass injuries. In the U.S., the application will be for the i.v. iron; the European and international version will also include the application of Heparin, Vitamin D and other i.v. medications.

Patents and Licenses

        As the owner of patents or licensee under patents throughout the world, we currently hold rights in 4,855 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our generation of DiaSafeplus® filters and FX® dialyzers which are the subject of patents and pending patent applications.

        The connector-container system for our biBag bicarbonate concentrate powder container for the 4008 dialysis equipment series has been patented in the United States, Norway, Japan and Europe. These patents are expiring in 2013 and while we expect there to be an impact, which is not yet quantifiable, we believe the price pressure will be mitigated by our strategic advantages in manufacturing and distribution. The 5008 biBag connector, a substantial part of the connector container system, is covered by further patents and pending patent applications with expiry dates beyond 2020. The dates given represent the maximum patent life of the corresponding patents.

        A number of patents and pending patent applications relate to components of the more recent 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and connector system for a modified biBag bicarbonate concentrate container. A number of applications are pending for the North American 2008T HD machine including, for example, the CDX system for the display of medical information directly on the 2008T screen, a wireless wet detector for sensing line disconnect and a U. S. version of the biBag filling system. Applications are also pending relating to our new Liberty® peritoneal dialysis cycler which has a number of innovative attributes such as its multi-channel disposable cassette, dual piston pump and pneumatically locking door. Finally, a large number of new patent applications have been filed related to our new table top portable HD machine and wearable kidney devices in development.

        In 2011 we acquired Hema Metrics LLC's assets related to noninvasive optical measurement of absolute blood parameters (the CRIT-LINE system). We recently filed several new patent applications for improved blood chambers and related software developed since the acquisition.

        For PD, we hold protective rights for our polyolefine film, Biofine®, which is suitable for packaging intravenous and peritoneal dialysis fluids. Patents have been granted in Australia, Brazil, Canada, Germany, Europe, South Korea, Belarus and the United States. A further patent family describes and claims a special film for peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. These patents have been granted in Brazil, Europe, Germany, Japan, South Korea and the United States. However, oppositions against the patents in Europe are currently pending.

        We believe that our success will continue to depend significantly on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a material number of products for which patent protection has lapsed or where only particular features are patented. We believe that even after the expiration of some of our patents, our proprietary know how for the manufacturing of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgraded products will continue to provide us with a competitive advantage. From time to time our patents may be infringed by third parties and in such case we will assert our rights. Initially registered patents may also be subject to invalidation or infringement claims made by competitors in formal proceedings (oppositions, trials, re-examinations, etc.) either in part or in whole. For information regarding patent-related legal proceedings, see Note 19, "Commitments and Contingencies – Legal Proceedings – Commerical Litigation" in our Consolidated Financial Statements. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property.

Trademarks

        Our principal trademarks are the name "Fresenius" and the "F" logo, for which we hold a perpetual, royalty-free license from Fresenius SE, our major shareholder and the sole shareholder of our general partner. See Item 7.B, "Related Party Transactions – Trademarks."

Competition

        Our competitors in the sale of hemodialysis and peritoneal dialysis products include Baxter International Inc. (which recently agreed to acquire the hemodialysis product business of Gambro AB), Asahi Kasei Medical Co. Ltd., Bellco S.r.l., B. Braun Melsungen AG, Nipro Medical Corporation Ltd., Nikkiso Co., Ltd., NxStage Medical, Inc., Terumo Corporation, Kawasumi Laboratories Inc., Fuso Pharmaceuticals Industries Ltd., and Toray Industries, Inc.

Risk Management

        We see risk management as the ongoing task of determining, analyzing and evaluating the spectrum of potential and actual risks in the Company and its environment and, where possible, taking corrective measures. Our risk management system, which is described in more detail below, provides us with a basis for doing so. It enables management to identify at an early stage risks that could jeopardize our growth or going concern, and to take steps to minimize any negative impact. As such, it is an important component of the Company's management and governance.

        Risk management is part of our integrated management system. The two pillars of our risk management are the corporate controlling function and the internal risk monitoring system. In the monitoring system, regional risk managers are responsible for identifying, assessing, and managing potential as well as existing industry- and market-related risks in their region and reporting them to the regional chief financial officers. Twice a year, the regional chief financial officers send their aggregated risk management reports to the central risk management coordinator who consolidates the reports and presents them to the Management Board. The risk management reports contain further information on potential risks. Our Management Board is informed directly and immediately of any newly identified significant risks. The effectiveness of the risk management system is monitored by the Audit and Corporate Governance Committee of the Supervisory Board.

        In addition to risk reporting, traditional reporting to management is an important tool for managing and controlling risks, as well as for taking preventive measures in a timely manner. Therefore, our Management Board is informed on a monthly basis about the industry situation, our operating and non-operating business and the outcome of analyses of our earnings and financial position, as well as of our assets position on a quarterly basis.

        Part of our risk management system is the Global Internal Audit department. This department audits a selected number of departments and subsidiaries worldwide each year. The department works according to the internationally accepted standards of the Institute of Internal Auditors ("IIA"). At the beginning of 2012, a quality assessment of our internal audit in the form of a peer review confirmed the compliance with the standards of the IIA. The scope of internal auditing is widespread and involves, among others, the effectiveness of controls over business processes, the reliability of financial reporting and the compliance with accounting regulations and internal policies. The Company's locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed by the Management Board and finally approved by the Audit and Corporate Governance Committee of the Supervisory Board. It comprises financial audits of individual units, as well as full audits of all business processes of subsidiaries or business units. All audit reports are presented to the Management Board.

        The Global Internal Audit department is also responsible for monitoring the implementation of measures documented in the reports. The Management Board is informed about the implementation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results.

        As a company required to file reports under the Securities Exchange Act of 1934, we are subject to the provisions of the Sarbanes-Oxley Act of 2002 and related listing rules of the New York Stock Exchange applicable to foreign private issuers. For further information on this requirement, see Items 15.A. and 15.B, "Disclosure Controls and Procedures" and "Management's annual report on internal control over financial reporting."

Regulatory and Legal Matters

Regulatory Overview

        Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations governing the operation of dialysis clinics, vascular access centers, laboratories and manufacturing facilities, the provision of high quality health care for patients, compliance with labor and employment laws, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for governmental payments and/or reimbursement. In the U.S., some states establish regulatory processes that must be satisfied prior to the establishment of new dialysis clinics and vascular access centers. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit ownership of healthcare providers or establish other regulatory barriers to direct ownership by foreign companies. In such jurisdictions, we may establish alternative contractual arrangements to provide services to those facilities.

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

  •
  a non-appealable finding of material violations of U.S. healthcare laws; and

  •
  changes resulting from healthcare reform or other government actions that restrict our operations, reduce reimbursement or reduce or eliminate coverage for particular products or services we provide.

        We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the "Anti-Kickback Statute", the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the "Stark Law", U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health ("HITECH") Act, enacted as part of the American Recovery and Reinvestment Act of 2009 and its applicable regulations that protect the privacy and security of patient medical records and prohibit inducements to patients to select a particular healthcare provider, commonly known as "HIPAA", and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. The Patient Protection and Affordable Care Act (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub.L. 111-152) (collectively, "ACA") and other recent laws expanded the reach of many of these laws and expanded federal enforcement authority. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the healthcare industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to healthcare laws that may create further restrictions.

        We maintain a comprehensive worldwide compliance program under the overall supervision of the General Partner's Member of the Management Board who is our general counsel and chief compliance officer. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. Nevertheless, we operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded healthcare program, or engage in impermissible conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Law or the False Claims Act, among other laws. See Note 19, "Legal Proceedings – Other Litigation and Potential Exposures" of the Notes to our audited consolidated financial statements.

Product Regulation

U.S.

        In the U.S. numerous regulatory bodies, including the Food and Drug Administration ("FDA") and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical products and supplies under their jurisdiction.

        Pharmaceuticals.    Certain of our products – including our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), and Venofer® (iron sucrose injection, USP) – are designated as drugs by the FDA and, as such, are subject to regulation under the Food, Drug, and Cosmetic Act of 1938, as amended. Many of these requirements are similar to those for devices, as described below. We are required to register with the FDA and are required to comply with regulatory requirements governing drug manufacturing, labeling, distribution, and recordkeeping. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices ("cGMP"). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. In addition, as with our medical devices, our drug products must satisfy mandatory procedures and safety and efficacy requirements before they can be marketed and the FDA prohibits our products division from promoting our manufactured pharmaceutical products in a false or misleading manner or for unapproved indications and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices.

        Medical Devices.    Our subsidiaries engaged in the manufacture and distribution of pharmaceuticals and medical devices are required to register with the FDA as a device manufacturer. As a result, we are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation (21 C.F.R. Part 820) requirements and other regulations. These regulations require us to manufacture products in accordance with cGMP and to comply with FDA requirements regarding the design, safety, labelling, record keeping and distribution of our products. Further, we are required to comply with various FDA and other agency requirements for labelling and promotion. The medical device reporting regulations require that we provide information to the FDA whenever there is evidence to reasonably suggest that a device may have caused or contributed to a death or serious injury. In addition, the FDA prohibits our products division from promoting our manufactured products for unapproved or uncleared indications or in an otherwise false or misleading manner.

        If the FDA believes that a company is not in compliance with applicable laws and regulations, it can pursue various regulatory and enforcement actions, including, for example, issuing a warning letter. On September 15, 2010, the FDA issued a warning letter to us citing several cGMP deficiencies, in response to which we have been taking corrective action and are subject to re-inspections by the FDA. In any re-inspection the FDA is not limited to reviewing only the processes and procedures that triggered the re-inspection. We are engaged in ongoing dialogue with the FDA regarding remediation.

        On April 6, 2011 the FDA issued to us a warning letter stating that we marketed certain blood tubing sets without required 510(k) clearance, in response to which we have ceased marketing and distributing those blood tubing sets that were the subject of a January 2011 recall. We received 510(k) clearance of the blood tubing set product from the FDA on June 15, 2012.

        On March 29, 2012, we issued an urgent product notification regarding our NaturaLyte Liquid and Granuflo powder product lines. The notification cautioned clinicians that inappropriate prescription of these dialysate products can lead to a high serum bicarbonate level in patients undergoing hemodialysis, which may cause serious adverse health consequences, including death. The FDA classified our voluntary corrective action as a Class I recall, which is the most serious type of recall and involves situations in which there is a reasonable probability that use of these products will cause serious adverse health consequences or death. Wrongful death and personal injury proceedings have been brought alleging various legal theories relating to these products, including that inadequate labeling and warnings caused harm to patients. See Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Commercial Litigation" included in this report.

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

        Many medical devices do not require premarketing approval by the FDA. For a medical device that is deemed to have a moderate risk to patients, the FDA grants marketing clearance through the 510(k) process if data submitted for the device establish that the device is "substantially equivalent" to a legally marketed "predicate" device. In recent years, concerns have been raised that the 510(k) process cannot adequately ensure that medical devices cleared for marketing are safe and effective. At the same time, others have raised concerns that the 510(k) process and the FDA's device premarket review programs generally, are inefficient and unpredictable, and are stifling innovation. Since 2010, the FDA has been evaluating and making improvements to its device premarket review programs, in particular the 510(k) clearance process. The stated goal of these improvements is to achieve regulation that promotes both safety/effectiveness and innovation. Substantially, all of the dialysis products that we manufacture or distribute in the U.S., other than peritoneal dialysis solutions and renal pharmaceuticals, are marketed on the basis of 510(k) clearances. At the present time, regulatory and legislative changes to the 510(k) clearance process continue to be proposed, and we cannot predict whether or to what extent the 510(k) process will be significantly modified or what the effects, if any, of a modified review process for medical devices would be on our dialysis products business.

        We cannot assure that all necessary regulatory clearances or approvals, including those for new products or product improvements, will be granted on a timely basis, if at all. Delays in or failure to receive clearance or approval, product recalls or warnings and other regulatory actions and penalties can materially affect operating results.

International (Including Germany and Other Non-U.S)

        The Company sells its dialysis products in over 120 countries. Most countries maintain different regulatory regimes for medicinal products and for medical devices. In almost every country, there are rules regarding the quality, effectiveness, and safety of products and regulating their testing, production, and distribution. Treaties or other international law and standards and guidelines under treaties or laws may supplement or supersede individual country regulations.

        Pharmaceuticals.    Some of our products, such as peritoneal dialysis solutions and PhosLo® and Phoslyra®, are considered medicinal products and are, therefore subject to the specific drug law provisions in the various countries. The European Union has issued a directive on medicinal products, No. 65/65/EWG (January 26, 1965), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany the German Drug Law (Arzneimittelgesetz) ("AMG"), which implements European Union requirements, is the primary regulation applicable to medicinal products.

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

        The provisions of the AMG and a statutory order, Arzneimittel- und Wirkstoffherstellungsverordnung, also contain special requirements for the manufacture of medicinal products. The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-good manufacturing practice ("EU-GMP") as well as the terms of the particular marketing authorization. A manufacturer of medicinal products must, inter alia, employ pharmacists, chemists, biologists, or physicians responsible for the quality, safety and efficacy of the medicinal products. The manufacturer must name several responsible persons: a Qualified Person (QP) for the release of the medicinal product into the market possessing the expert knowledge specified by the AMG, a head of production, a head of quality control, and, if the manufacturer markets the medicinal products itself, a commissioner for the so-called graduated plan (Stufenplanbeauftragter for Germany, a Qualified Person for Pharmacovigilance (QPP) for the European Union) and an information officer. It is the responsibility of the QP to ensure that each batch of the medicinal products is produced and examined in compliance with the statutory provisions of the AMG. The QPP must, among other things, collect and assess any reported risks associated with the medicinal products and coordinate any necessary measures according to German Drug Law. The QPP, residing within the European Economic Area, is responsible for pharmacovigilance and the establishment of a system for handling of all suspected adverse reactions that need to be reported. The information officer is in charge of the scientific information relating to the medicinal products. All these persons may be held personally liable under German criminal law for any breach of the AMG.

        International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission and the International Conference on Harmonization of Technical Requirements for Human Use ("ICH"). In particular, the Pharmaceutical Inspection Co-operation Scheme ("PIC/S") an international treaty, contains rules binding many countries in which medicinal products are manufactured. Among other things, the European Commission, PIC/S and ICH establish requirements for GMP which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2008 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which is more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

        Medical Devices.    In the past, medical devices were subject to less stringent regulation than medicinal products in some countries. In the last decade, however, statutory requirements have been increased. In the EU, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area ("EEA"), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices ("AIMDs"), as last amended ("AIMD Directive"), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended ("MD Directive"), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended ("IVD Directive"). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. With regard to the MD Directive, the Commission submitted an amendment, 2007/47/EC, intended to achieve improvements, for instance in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. Member States had to incorporate the new Directive into national law by December 31, 2008 and all manufacturers had to come into compliance by March 21, 2010. In the future, the industry will face increasing requirements for medical devices. In September 2012, the first draft of a new regulation on medical devices was published by the European Commission. This regulation is expected to replace the MD Directive in approximately 2015.

        According to the directives relating to medical devices, the CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a CE certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO13485:2012, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the European Community ("EC") requirements. If able to do so, the manufacturer has to put a "CE" mark on the products. Medical devices that do not bear the "CE" mark cannot be imported, sold or distributed within the EC.

        The right to affix the CE mark is granted to any manufacturer who has observed the conformity assessment procedure prescribed for the relevant medical device and submitted the EC declaration of conformity before placing the medical device on the market. The conformity assessment procedures were standardized by Council Decision 93/465/EEC of July 22, 1993, which established modules for the various phases of the conformity assessment procedures intended to be used in the technical harmonization norms and the rules for the affixing and use of the CE conformity mark. The conformity assessment modules to be used differ depending on the risk class of the medical device to be placed on the market. The classification rules for medical devices are, as a general rule, based upon the potential risk of causing harm to the human body. Annex IX to the MD Directive (making a distinction between four product classes I, IIa, IIb, and III) and Annex II to the IVD Directive (including a list of the products from lists A and B) contain classification criteria for products and product lists that are, in turn, assigned to specific conformity assessment modules. AIMDs represent a product class of their own and are subject to the separate AIMD Directive. Special rules apply, for example, to custom-made medical devices, medical devices manufactured in-house, medical devices intended for clinical investigation or in vitro diagnostic medical devices intended for performance evaluation, as well as for diagnostic medical devices for in-house use ("lay use"), combination devices and accessories to medical devices.

        The conformity assessment procedures for Class I devices with a low degree of invasiveness in the human body (e.g. devices without a measuring function that are not subject to any sterilization requirements), can be made under the sole responsibility of the manufacturer by submitting an EC declaration of conformity (a self-certification or self-declaration). For Class IIa devices, the participation of a "Notified Body" is mandatory for the production phase. Devices of classes IIb and III involving a high risk potential are subject to inspection by the Notified Body not only in relation to their manufacture (as for class IIa devices), but also in relation to their specifications and design. Class III is reserved for the most critical devices the marketing of which is subject to an explicit prior authorization with regard to their conformity. In risk categories IIa, IIb and III, the manufacturer can make use of several different conformity assessment modules.

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

        Our Series 4008 dialysis machines and their therapy modifications, our 5008 dialysis machine and its accessories and devices, our Sleep-safe cycler for automated PD treatment, the multiFiltrate system, and our other active medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the "CE" mark. We expect to continue to obtain additional certificates for newly developed products or product groups.

        Sales of Dialysis Products to Iran.    The Company is committed to compliance with applicable export control and economic sanctions laws and regulations and has in place comprehensive policies and procedures in this regard. The Company has allocated significant resources to design, implement and maintain a robust compliance program specific to the Company's U.S. and non-U.S. activities. At the same time, the Company's dedication to providing its life-saving dialysis products to patients and sufferers of end-stage renal disease extends worldwide including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, the Company's product sales to Iran from Germany are not subject to the EU's restrictive measures against Iran established by EU Council Regulations No. 267/2012 of March 23, 2012 and No. 1263/2012 of December 21, 2012, as the Company's products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because the Company's sales to Iran were made solely by its German subsidiaries and do not involve products of U.S. origin or that incorporate U.S. content, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 ("ITSR"), or eligible for licenses from the U.S. Treasury Department's Office of Foreign Asset Control ("OFAC") pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000.

        During the year ended December 31, 2012, the Company sold approximately $5.3 million of dialysis products to independent Iranian distributors for resale in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately $0.46 million in operating income. During 2012, we also paid approximately $0.3 million in transportation costs for which we are reimbursed by the distributors. All such sales were made by the Company's German subsidiaries. Based on information available to the Company, the Company believes that most if not all products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the "Government of Iran" as defined in the Iranian Transactions and Sanctions Regulations, 31 C.F.R. section 560.304. In addition, during 2012, the Company received payments totalling €780,000 for dialysis machines and bicarbonate dialysate sold to Iranian customers in 2011 through a Paris branch of an Iranian bank. In January 2012, after the sales were completed but before the Company received payment for the products, the bank was listed on the Specially Designated Nationals and Blocked Persons List administered by OFAC pursuant to Executive Order 13382 (June 28, 2005). The 2012 payments by the bank to the Company's subsidiary were not subject to the ITSR or otherwise subject to U.S. jurisdiction. The approval and notification procedures with the German Federal Central Bank (Deutsche Bundesbank) for receiving the payments under European Union sanctions law are conducted by the Company's German banks in close coordination with the Company. The Company's 2012 sales to Iran represent less than 0.04% of its total revenue. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of our products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

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

        In addition, the Company uses substances regulated under U.S. and European environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, we believe the ongoing impact of compliance with environmental protection laws, rules and regulations will not have a material impact on the Company's financial position or results of operations.

        An Environmental Management System ("EMS") based on ISO 14001:2004 has been established in our main European production plants and in a high number of dialysis clinics in the European region. Compliance with environmental regulations is an essential requirement of our EMS. Internal and external audits are organized and performed to ensure that EMS requirements are fulfilled.

Facilities and Operational Regulation

U.S.

        Federal, state and local regulations (implemented by CMS, FDA, the Occupational Health and Safety Administration ("OSHA"), the Drug Enforcement Administration, and state departments or boards of public health, public welfare, medicine, nursing, pharmacy, and medical assistance, among others) require us to meet various standards relating to, among other things, the management, licensing, safety, security and operation of facilities (including, e.g., laboratories, pharmacies, and clinics), personnel qualifications and licensing, the maintenance of proper records, equipment, and quality assurance programs, and the dispensing, storage, and administration of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal, state and local agencies to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare/Medicaid reimbursement, our dialysis centers, renal diagnostic support business and laboratories must be certified by CMS. While all of our entities that furnish Medicare or Medicaid services maintain and renew the required certifications, it is possible that any such entity could lose or be delayed in renewing a certification, which could have a material adverse effect on our business, financial condition, and results of operations.

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

        The Clinical Laboratory Improvement Amendments of 1988 ("CLIA") subjects virtually all clinical laboratory testing facilities, including ours, to the jurisdiction of the Department of Health and Human Services ("HHS"). CLIA establishes national standards for assuring the quality of laboratories based upon the complexity of testing performed by a laboratory. Certain of our operations are also subject to federal laws governing the repackaging and dispensing of drugs and the maintenance and tracking of certain life sustaining and life-supporting equipment.

        Our operations are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission, Environmental Protection Agency, and OSHA requirements and other federal, state and local hazardous and medical waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of dialysis, or laboratory services as hazardous, although disposal of nonhazardous medical waste is subject to specific state regulation. Our operations are also subject to various air emission and wastewater discharge regulations.

        OSHA regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections against blood-borne and air-borne pathogens. These regulatory requirements apply to all healthcare facilities, including dialysis centers, vascular access centers and laboratories, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne pathogens training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other OSHA-mandated programs for blood-borne and air-borne pathogens.

        Some states in which we operate have certificate of need ("CON") laws that require any person or entity seeking to establish a new healthcare service or to expand an existing service to apply for and receive an administrative determination that the service is needed. We currently operate in several states, as well as the District of Columbia and Puerto Rico that have CON laws applicable to dialysis clinics and vascular access centers. These requirements could, as a result of a state's internal determination of its dialysis service needs, prevent entry to new companies seeking to provide services in these states, and could constrain our ability to expand our operations in these states.

International (Including Germany and Other Non-U.S.)

        Most countries outside of the U.S. regulate operating conditions of dialysis clinics and hospitals and the manufacturing of dialysis products, medicinal products and medical devices.

        We are subject to a broad spectrum of regulation in almost all countries. Our operations must comply with various environmental and transportation regulations in the various countries in which we operate. Our manufacturing facilities and dialysis clinics are also subject to various standards relating to, among other things, facilities, management, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, the protection of workers from blood-borne diseases and the dispensing of controlled substances. All of our operations may be subject to periodic inspection by various governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. Our dialysis clinic operations and our related activities generally require licenses, which may be subject to periodic renewal and may be revoked for violation of applicable regulatory requirements.

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

        Healthcare systems and reimbursement structures for ESRD treatment vary significantly by country. In general, the government (in some countries in coordination with private insurers) or social insurance programs pay for health care and finances their payments through taxes and other sources of government income, from social security contributions, or a combination of those sources. However, not all healthcare systems provide for dialysis treatment. In some developing countries, only limited subsidies from government, social insurances or charitable institutions are available, and dialysis patients must finance all or substantially all of the cost of their treatment out of pocket. Irrespective of the funding structure, in some countries patients in need of dialysis do not receive treatment on a regular basis but rather when the financial resources allow it.

U.S.

        Dialysis Services.    Our dialysis centers provide outpatient hemodialysis treatment and related services for ESRD patients. In addition, some of the Company's centers offer services for the provision of peritoneal dialysis and hemodialysis treatment at home, and dialysis for hospitalized patients.

        The Medicare program is the largest single source of dialysis services revenues from dialysis treatment. Approximately 53% of North America dialysis services revenues for 2012 were for services rendered patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS.

        Medicare pays as the primary insurer for Medicare-eligible individuals under some circumstances. For details, see "– Coordination of Benefits" below. For Medicare-primary patients, Medicare pays 80% of the prospective payment amount for the ESRD PPS items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary's cost-sharing obligations (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20% co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts. In some states, Medicaid does not fully cover the cost-sharing obligations of Medicare-Medicaid dually eligible individuals, and we are precluded from collecting directly from these beneficiaries. Under an advisory opinion from the Office of the Inspector General of the Department of Health and Human Services, subject to specified conditions, we and other similarly situated providers may make contributions to a non-profit organization that has created a program to subsidize premium payments for supplemental medical insurance and/or "Medigap" insurance on behalf of indigent ESRD patients, including some of our patients.

        Medicaid Rebate Program and Other Government Drug Pricing Program Requirements.    Manufacturers of certain drugs that are covered by the Medicaid program or that are reimbursed by the Medicare program are subject to various price determination and reporting requirements under federal statutes, including the Medicaid and Medicare statutes as well as the Public Health Service Act ("PHSA") and the Veterans Health Care Act ("VHCA"). Compliance with the Medicaid rebate statute, the VHCA, the Medicare statute, and Section 340B of the PHSA requires us to calculate and/or report a number of different pricing metrics (e.g., Average Manufacturer Price ("AMP"), Best Price ("BP"), Average Sales Price ("ASP"), Federal Ceiling Price ("FCP"), non-federal average manufacturer price ("Non-FAMP"), and 340B ceiling price) to federal authorities responsible for monitoring and enforcing drug manufacturer compliance with federal law and policy.

        We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. We make our pharmaceutical products available to authorized users of the Federal Supply Schedule ("FSS") of the General Services Administration under an FSS contract negotiated by the department of Veterans Affairs ("VA"). Under our license to market and distribute the IV Iron medication Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the manufacturer of Venofer® (when sold by us under one of our national drug codes ("NDCs")), which is reimbursed under Part B of the Medicare program. Our products also are subject to a federal requirement that any company participating in the Medicaid rebate or Medicare program extend discounts comparable to the rebates paid to State Medicaid agencies to qualified purchasers under the Public Health Services ("PHS") pharmaceutical pricing program managed by HHS (also known as the "340B program" by virtue of the section of the PHSA that created the program). The PHS pricing program extends these deep discounts on drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries. ACA expanded the 340B program to include additional providers.

        Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our covered outpatient drugs that are separately reimbursed by those programs. The ACA increased the minimum federal Medicare rebate percentages, effective January 1, 2010. Rebate calculations are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current AMP and BP for our pharmaceutical products. The VHCA imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than the FCP, which is determined by applying a statutory discount to the non-FAMP charged to non-federal customers. Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the drug's ASP additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program. Since Venofer® is a Part B drug (i.e., one ordinarily administered incident to a physician service), we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our NDC, and reporting it to CMS. We are subject to specific ASP reporting obligations with respect to our Venofer® sales under a consent order issued by the Federal Trade Commission in October 2008 in connection with establishment of our licensing and distribution arrangements with Galenica and Luitpold (File No. 081-0146) described under "Business Overview – Dialysis Products – Renal Pharmaceuticals." The Medicare ESRD PPS system incorporated payment for Venofer® starting January 1, 2011. While most facilities have moved to the new system, some facilities will not fully transition to the ESRD PPS reimbursement until January 1, 2014. The extent to which Medicare pays separately for Venofer® under the ASP-based system will thus diminish over this period.

        Government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which have a material adverse effect on the Company's revenues, profitability and financial condition.

        Laboratory Tests.    Spectra obtains a portion of its net revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways.

        First, payment for most tests is included in the ESRD PPS bundled rate paid to dialysis centers. The centers obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate at the frequencies designated in the capitation agreement.

        Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100% of the Medicare clinical laboratory fee schedule amounts, which vary across different geographic areas but which cannot exceed national ceilings on payment rates, called national limitation amounts ("NLAs"). Medicare updates the payment rates to reflect inflation by the change in consumer price index, subject to certain reductions. The ACA imposed a 1.75 percentage point reduction from the rate of change in the consumer price index for calendar years 2011 to 2015 together with a "productivity adjustment," expected to be slightly above 1 percentage point, applicable (with some restrictions) for years starting with 2011.

        Erythropoietin stimulating agents.    ESAs, including Epogen®, Aranesp® and Omontys® are used for anemia management of patients with renal disease. ESAs are included in the bundled payment under the ESRD PPS.

        The amount of ESA that is appropriate for a patient varies by several factors, including the severity of the patient's anemia and the patient's clinical response to the ESA. Anemia severity is commonly monitored by measuring a patient's hematocrit, an indicator of the proportion of red blood cells in a patient's whole blood, or by evaluating a patient's hemoglobin level. Until recently, product labels for ESAs recommended dosing to achieve and maintain hemoglobin levels within the range of 10 to 12 grams/deciliter (g/dl) in patients with ESRD. On June 24, 2011, the FDA recommended more conservative dosing guidelines for ESAs, including EPO, when used to achieve a normal or nearly normal hemoglobin level in ESRD patients, due to the increased risks of cardiovascular events such as stroke, thrombosis and death. The recommendation is to initiate ESA treatment when the patient's hemoglobin level is less than 10 g/dcl and reduce or interrupt the dose of ESA if the patient's hemoglobin level approaches or exceeds 11 g/dcl. The recommendation, which was added to the "black-box" warning on ESA packages and the package insert, states that for each patient, therapy should be individualized, using the lowest ESA dose possible to reduce the need for red blood cell transfusions.

        Any of the following changes relating to ESAs could adversely affect our business, and results of operations, possibly materially:

  •
  a material reduction in the typical dosage per administration;

  •
  an interruption in the supply of ESAs;

  •
  increases in the cost of ESAs without offsetting increases in the ESRD PPS reimbursement rate; or

  •
  reduction by the manufacturer of ESAs of the amount of overfill in the ESA vials.

        Medicare's ESRD Prospective Payment System.    With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, CMS published a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form, including PhosLo®, are expected to be reimbursed under the ESRD PPS starting in January 2016 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

        The ESRD PPS is being phased in over four years with full implementation for all dialysis facilities on January 1, 2014. As part of the base payment for 2011, CMS included a negative 3.1 percent adjustment for each facility in order to ensure a budget-neutral transition, the "Transition Adjuster", based on its estimation that only 43% of dialysis facilities would elect to participate fully in the ESRD PPS in 2011. In April 2011, however, CMS reduced the Transition Adjuster to zero percent for the remainder of 2011, based on the actual number of facilities that elected to fully participate in the ESRD PPS. CMS specified Transition Adjusters of zero percent for 2012 and 0.1% 2013.

        The ESRD PPS payment amount is subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment. On November 9, 2012, CMS published a final rule finalizing the 2013 ESRD PPS rate. In the rule, CMS established the 2013 productivity adjusted market basket update at 2.3 percent, which was based on a market basket update of 2.9 percent less a productivity adjustment of 0.6 percent. Additionally, CMS set the 2013 wage index budget-neutrality adjusted base rate of $240.36 per treatment.

        The ESRD PPS's quality incentive program ("QIP"), initially focusing on anemia management and dialysis adequacy, began affecting payments for dialysis services in 2012. Dialysis facilities that fail to achieve the established quality standards have payments for a particular year reduced by up to 2 percent, based on a year's performance. In the November 2011 final rule, CMS established the quality measures for payment year 2013, which focus on anemia management and dialysis adequacy for the payment year 2013. The 2013 payment will be based on performance in 2011. For the 2014 payment year, CMS has adopted four additional measures to determine whether dialysis patients are receiving high quality care. The new measures include (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels.

        The ESRD PPS resulted in a lower reimbursement rate on average as a result of the above measures by CMS, at nearly all of our U.S. dialysis facilities that elected to be fully subject to the ESRD PPS starting on January 1, 2011. We mitigated the impact of the ESRD PPS with two broad measures. First, we worked with medical directors and treating physicians to make clinical protocol changes used in treating patients consistent with the QIP and good clinical practices, and we negotiated pharmaceutical acquisition cost savings. In addition, we have achieved greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics. For information regarding the impact of ESRD PPS and the above implementation plan on our business, see the discussion of our North America Segment in Item 5, "Operating and Financial Review and Prospects – Financial Condition and Results of Operations."

        On February 4, 2013, CMS announced plans to test a new Comprehensive End-Stage Renal Disease (ESRD) Care Model and issued a solicitation for applications. As currently proposed, CMS will work with up to 15 healthcare provider groups, known as ESRD Seamless Care Organizations ("ESCOs"), to test a new system of payment and care delivery that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. Applications are due by May 1, 2013. We are reviewing the details of the proposed program to determine whether to participate in this program.

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

        Effective February 15, 2011, the Department of Veterans Affairs ("VA") adopted payment rules which reduce its payment rates for non-contracted dialysis services to coincide with those of the Medicare program. As a result of the enactment of these new rules, we expect to experience variability in our aggregated VA reimbursement rates for contracted and non-contracted services. In addition, we may also experience reductions in the volume of VA patients treated in our facilities.

        Coordination of Benefits.    Medicare entitlement begins for most patients at least three months after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient's insurance, Medicaid or a state renal program is generally responsible for payment.

        Patients who are covered by Medicare and are also covered by an employer group health plan ("EGHP") are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare payment. EGHP insurance, when available, will therefore generally cover as the primary payor a total of 33 months, the 3-month waiting period plus the 30-month coordination period. Any significant decreases in EGHP reimbursement rates could have material adverse effects on our provider business and, because the demand for products is affected by provider reimbursement, on our products business.

        Budget Control Act and American Taypayer Relief Act.    On August 2, 2011, the U.S. Budget Control Act of 2011 ("Budget Control Act") was enacted, raising the U.S.'s debt ceiling and putting into effect a series of actions for deficit reduction. Automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all Federal government programs, were scheduled to go into effect on January 2, 2013. Pursuant to the American Taxpayer Relief Act of 2012 ("American Taxpayer Relief Act"), which was enacted on January 3, 2013, these reductions are now scheduled to go into effect on March 1, 2013, unless the law is further changed. Medicare payments to providers and suppliers would be subject to these reductions, but these reductions would be limited to one adjustment of no more than 2 percent through 2021. The Medicare reimbursement reduction would be independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS. In addition to delaying the Budget Control Act's automatic spending reductions, the American Taxpayer Relief Act also directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. CMS is expected to release a proposed rule incorporating such calculations in Spring or early Summer 2013, with a final rule to follow later in the year.

        In the current legislative environment, increases in government spending may need to be accompanied by corresponding offsets. For example, the Budget Control Act did not address reductions in physician payments mandated by the sustainable growth rate ("SGR"). The Middle Class Tax Relief and Job Creation Act of 2012 delayed implementation of these reductions until December 31, 2012 and the American Taxpayer Relief Act further delayed them until December 31, 2013. A cut of approximately 27 percent in physician fees will ensue unless Congress acts, at it has in the past, to prevent it. In order to reduce or eliminate SGR physician payment reductions and not adversely affect deficit reduction, Congress would have to reduce other spending. We cannot predict whether these would include other reductions in Medicare or Medicaid spending.

        Possible Changes in Statutes or Regulations.    Further legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See "Risk Factors – Risks Relating to Litigation and Regulatory Matters – Proposals for healthcare reform could decrease our revenues and operating profit," and "– Healthcare Reform" below.

International (Including Germany and Other Non-U.S.)

        As a global company delivering dialysis care and dialysis products in more than 120 countries worldwide, we face the challenge of addressing the needs of dialysis patients and customers in widely varying economic and healthcare environments.

        In the major European and British Commonwealth countries, healthcare systems are generally based on one of two funding models. The "Bismarck system", is based on mandatory employer and employee contributions dedicated to healthcare financing. The "Beveridge system", provides a national healthcare system financed by taxes. The healthcare systems of countries such as Germany, Japan, France, Belgium, Austria, Czech Republic, Poland, Hungary, Turkey and the Netherlands are based on the Bismarck-type system. Countries such as the United Kingdom, Canada, Denmark, Finland, Portugal, Sweden and Italy established their national health services using the Beveridge-type system. For information on the distribution of clinic ownership in various countries in which we operate, see "Renal Industry Overview – Dialysis Treatment Options for ESRD," above. However, during the last decade, healthcare financing under many social security systems has also been significantly subsidized with tax money.

        Remuneration for ESRD treatment widely differs between countries. There are three main types of reimbursement modalities: national budget allocation, reimbursement on a fee for basic service and flat periodic rate. In some cases, the reimbursement modalities also vary within the same country depending on the type of healthcare provider (public or private). Budget transfer is a reimbursement modality used mainly for public providers in most of the European countries where the funding is based on taxation and in some of the countries where it is based on social security. Fee for service is the most common reimbursement modality for private providers in all European countries (with exceptions, such as Germany, where reimbursement to private providers is based on a weekly flat rate) and for public providers in countries where the funding system is based on social security payments.

        Treatment components included in the base reimbursement amount may vary from country-to-country or even within countries, depending on the structure and cost allocation principles. In the highly integrated reimbursement models for dialysis, also often referred to as "bundled" reimbursement, (applicable e.g., in Poland, Romania as noted above) the dialysis reimbursement rate covers all – or almost all – treatment-related components, including the dialysis session, laboratory services and ESAs. Under such reimbursement models, the amount of reimbursement can depend on the fulfilment of specified treatment results and quality control parameters by the dialysis services that are provided. In such systems, the therapeutic goals include, among others, the adequacy of dialysis, targets for haemoglobin levels, bone metabolism status, water quality as well as outcome measures such as mortality rate and hospitalization days. Countries with a relatively low integration of the treatment components in the base reimbursement (such as the Czech Republic, the United Kingdom and Germany) dedicate correspondently diverse additional payments for other services rendered to dialysis patients arising from different budgets (or payment streams), depending on the national healthcare regulations.

        Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. We believe that it is difficult to judge reimbursement based on an average global reimbursement amount because the services and costs for which reimbursement is provided in any such average global amount would likely bear little relation to the actual reimbursement system in any one country. Generally, in European countries with established dialysis programs, reimbursements range from $100 to more than $300 per treatment. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.

        Healthcare expenditures are consuming an ever-increasing portion of gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, healthcare spending is in the range of 5%-15% of gross domestic product. In many countries, dialysis costs consume a disproportionately high portion of the healthcare budget. In times of increasing financial constraints, e.g., the current Eurozone financial crisis, these costs among others may be considered a target for implementation of cost containment measures.

        However, past experiences have shown that legislators are often willing to combine austerity measure with a healthcare regulation reform. This offers significant chances for industrialized integrated medical service providers to take up more responsibilities in the care cycle towards outcome-based reimbursement models.

        Today, there is increasing awareness of the correlation between the quality of care delivered in the dialysis unit and the total healthcare expenses incurred by the dialysis patient. Accordingly, developments in reimbursement policies might include higher reimbursement rates for practices which are believed to improve the overall state of health of the ESRD patient and reduce the need for additional medical treatment, thereby reducing overall healthcare costs for dialysis patients. There can be no assurance, however, that any such reimbursement will be adopted.

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

        The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the healthcare sector. The Office of the Inspector General of HHS ("OIG"), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements between physicians and service providers that may violate fraud and abuse laws. In its most recent Work Plan for Fiscal Year 2013, the OIG has scheduled an ESRD-related review on: (i) Medicare's oversight of facilities that provide outpatient maintenance dialysis services to Medicare beneficiaries with ESRD, (ii) Medicare pricing and utilization related to renal dialysis services under the bundled prospective payment system for renal dialysis services and Medicare payments under the new ESRD PPS to determine that payments were made in accordance with Medicare requirements and (iii) costs and payments for ESRD drugs under the bundled prospective payment system.

        Recent health reform legislation has also enhanced the government's ability to pursue actions against potential violators, by expanding the government's investigative authority, expanding criminal and administrative penalties, and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, ACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. ACA also requires providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or all claims associated with the overpayment will become false claims. The ACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim. Also, final regulations promulgating recent "sunshine" legislation were issued in early February 2013, requiring pharmaceutical and medical device manufacturers to record any payments made to physicians and teaching hospitals, requiring information collection to begin August 1, 2013 and reporting of data to CMS by March 31, 2014.

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

        The OIG has the authority to promulgate regulations referred to as "safe harbors" that define certain business relationships and arrangements that would not be subject to civil sanction or criminal enforcement under the Anti-Kickback Statute. Failure to comply with a safe harbor provision does not make the activity illegal. Rather, the safe harbors set forth specific criteria that, if fully met, will assure the entities involved of not being prosecuted criminally or civilly for the arrangement under the Anti-Kickback Statute.

        Many states also have enacted statutes similar to the Anti-Kickback Statute, which may include criminal penalties, applicable to referrals of patients regardless of payor source, and may contain exceptions different from state to state and from those contained in the federal Anti-Kickback Statute.

False Claims Act and Related Criminal Provisions

        The federal False Claims Act (the "False Claims Act") imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Under the interpretation of certain courts, claims submitted for services furnished in violation of the Anti-Kickback Statute or Stark Law could also violate the False Claims Act. Moreover, private individuals may bring qui tam or "whistle blower" suits against providers under the False Claims Act, which authorizes the payment of 15-30% of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

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

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA")

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

        HIPAA included a healthcare fraud provision which prohibits knowingly and willfully executing a scheme or artifice to defraud any "healthcare benefit program," which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract. Penalties for violating this statute include criminal penalties, exclusion from the Medicare and Medicaid programs, freezing of assets and forfeiture of property traceable to commission of a healthcare fraud.

        HIPAA regulations establish national standards for certain electronic healthcare transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining such information (the "HIPAA Regulations"). Health insurance payers and healthcare providers like us must comply with the HIPAA Regulations. Violations of the HIPAA Regulations may result in civil money penalties and criminal sanctions.

        Many U.S. states also have enacted healthcare privacy and data security breach laws governing patient information, medical records and personal information, including sensitive information such as financial and identity data. The HIPAA privacy regulations (the "Privacy Rule") establish a minimum U.S. federal standard for protecting the privacy of protected health information ("PHI") and preempt contrary U.S.

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

        The Health Information Technology for Economic and Clinical Health Act ("HITECH Act"), enacted pursuant to the American Recovery and Reinvestment Act of 2009 ("ARRA"), made sweeping changes to the health information privacy and security regulations of HIPAA by expanding the scope and application of the statute. These changes include, among other things, (i) establishing an affirmative obligation to provide patient data breach notification in the event of the unauthorized acquisition, access, use or disclosure of unsecured PHI; (ii) elaborating upon the standard for "minimum necessary" uses and disclosures of PHI by a covered entity; (iii) restricting certain uses of PHI for marketing purposes (by expanding the definition of marketing activities requiring authorization); (iv) prohibiting certain sales of PHI; (v) establishing an affirmative obligation to provide an accounting of disclosures made for payment, treatment and healthcare operations (up to 3 years); (vi) permitting individual requests to restrict disclosure of PHI in certain circumstances; (vii) applying the Privacy Rule to business associates; and (viii) modifying an individuals' right to access PHI. The U.S. government has promulgated final regulations, effective March 26, 2013, that address the obligation to provide patient data breach notifications, which subject the Company to additional administrative requirements in the U.S.

        The HITECH Act also implemented measures to strengthen enforcement of HIPAA and increased applicable penalties for HIPAA violations. Penalties are now tiered and range from $100 to $50,000 per violation with an annual cap for the same violations of $25,000 to $1,500,000. The Office for Civil Rights of the Department of Health and Human Services ("OCR") has increased enforcement activities and has recently levied large penalties for violations. In addition, as mandated by the HITECH Act, OCR has begun an audit program to assess compliance by covered entities and their business associates with the HIPAA privacy and security rules and breach notification standards.

Civil Monetary Penalties Law

        Individuals or entities who have either (1) directly submitted, or caused to be submitted, claims which are improper or false; (2) arranged or contracted with an individual or entity that the person knows or should know is excluded from participation in federal healthcare programs; or (3) offered or received kickbacks may also be subject to monetary penalties or exclusion under the Civil Monetary Penalties Law ("CMPL") at the discretion of the OIG. Penalties are generally not more than $10,000 for each item or service. However, under the CMPL, violators of the federal Anti-Kickback Statute provisions may also be subject to additional civil money penalties of $50,000 per violation. Violators are also subject to an assessment of up to three times the amount claimed for each item or service in lieu of damages sustained by the United States or a state agency because of such claim, or damages of up to three times the total amount of remuneration offered, paid, solicited, or received. In addition, any person or entity who violates this section may be excluded from participation in the federal or state healthcare programs.

Stark Law

        The original Ethics in Patient Referrals Act of 1989 (commonly referred to as the "Stark Law") was enacted as part of the Omnibus Budget Reconciliation Act ("OBRA") of 1989, and prohibited a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a financial relationship, unless an exception applies. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. In addition, the Stark Law prohibits the entity receiving the referral from filing a claim or billing for services arising out of the prohibited referral.

        Provisions of OBRA 1993, known as "Stark II," amended the Stark Law to revise and expand upon various statutory exceptions, expanded the services regulated by the statute to a list of "Designated Health Services," and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995. The additional Designated Health Services, in addition to clinical laboratory services, include: physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of Stark regulations was finalized on January 4, 2001. Most portions of the first phase regulations became effective in 2002. The first phase of the final regulations implementing the Stark Law (the "Phase I regulations") contains an exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances. In addition, the regulations made clear that services reimbursed by Medicare to a dialysis facility under the ESRD composite rate do not implicate the Stark Law. Further, the final Phase I regulations also adopted a definition of durable medical equipment which effectively excludes ESRD equipment and supplies from the category of Designated Health Services. Phase II of the Stark regulations was published on March 26, 2004, and became effective on July 26, 2004. This phase of the regulations finalized all of the compensation exceptions to the Stark Law, including those for "personal services arrangements" and "indirect compensation arrangements." In addition, Phase II revised the exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility to include certain additional drugs.

        On September 5, 2007, CMS published Phase III of the Stark regulations. While this rulemaking was intended to be the final phase of the Stark rulemaking process, CMS continues to address the Stark Law as part of its annual rulemaking process for reimbursement under the Medicare Part B Physician Fee Schedule or under the Inpatient Prospective Payment System.

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

Healthcare Reform

        ACA contains broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA's medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA's integrated care and commercial insurance consumer protection provisions.

        ACA also contains the Physician Payment Sunshine Act (section 6002) ("PPSA"). On February 8, 2013, CMS issued final regulations under the PPSA that require applicable pharmaceutical, medical device, biological, and medical supply manufacturers to report annually to the Secretary of Health and Human Services (HHS) certain "payments or other transfers of value" to physicians and teaching hospitals. The PPSA also requires applicable manufacturers to report certain information regarding the ownership or investment interests held by physicians or the immediate family members of physicians in such entities. The first reports will be due March 31, 2014 for the initial reporting period (August – December 2013), and thereafter for each calendar year. The report must include, among other things, information about the amount of the payment, the date on which the payment was made, the form of payment, and the nature of the payment (e.g., consulting fees, compensation for services, gifts, entertainment and research).

        Several lawsuits were filed in federal courts challenging the constitutionality of ACA, but the United States Supreme Court upheld the law in a June 2012 ruling. Bills to repeal all or part of ACA have been approved by the House of Representatives but rejected by the Senate. Additional cases challenging the constitutionality of ACA are pending. We cannot predict the outcome of these cases, which Congressional proposals, if any, will be adopted, or if any proposals are adopted, what the effects would be.

        CMS and the Department of Health and Human Services have not yet finalized all of the rules and regulations implementing the provisions of ACA. As a result, further regulations may be promulgated in the future that could substantially change the Medicare and Medicaid reimbursement system, or that impose additional eligibility requirements for participation in the federal and state healthcare programs. Moreover, such regulations could alter the current responsibilities of third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) including, without limitation, with respect to cost-sharing obligations. Such new regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

C.    Organizational Structure

        The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2012. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America."

D.    Property, plant and equipment

Property

        The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described under "Item 7.B. Related Party Transactions – Real Property Lease."

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Bad Homburg, Germany	18,700	leased	December 2016	Corporate headquarters and administration
Bad Homburg, Germany	4,556	leased	December 2013	Administration building FMC GmbH Central Europe
St. Wendel, Germany	86,212	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Biebesheim, Germany	33,500	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
Schweinfurt, Germany	38,100	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Bad Homburg (OE), Germany	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions / technical services / logistics services
Stollberg, Germany	3,600	leased	July 2028	Manufacture of sub-assemblies for hemodialysis machines
Palazzo Pignano, Italy	19,990	owned		Manufacture of bloodlines and tubing, office
Canosa Sannita (Chieti), Italy	22,500	owned		Manufacture of PD bags and warehouse
L'Arbresle, France	18,001	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	leased	June 2025	Manufacture of hemodialysis concentrate solutions
Vrsac, Serbia	3,331	owned		Production area, laboratory, maintenance, administration, logistics
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	12,031	leased	December 2037	Manufacture of bloodlines

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	20,000	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and disinfectants
São Paulo, Brazil	15,474	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets
Bogotá, Colombia	12,319	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions, administration
Bogotá, Colombia	1,804	leased	July 2016	Manufacture of peritoneal dialysis bags
Bogotá, Colombia	2,870	owned		Administration Building
Valencia, Venezuela	3,619	leased	December 2013	Head office and warehouse
Hong Kong	1,770	leased	February 2014	Warehouse
Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets / AV fistula set
Shanghai, China	3,000	leased	October 2014	Warehouse
Shanghai, China	2,000	leased	November 2014	Warehouse
Smithfield NSW, Australia	5,271	owned		Manufacture of hemodialysis concentrate & warehouse
Scoresby, Australia	6,263	leased	December 2019	VIC warehouse / seating & packs / production
Auckland, New Zealand	2,170	leased	May 2030	Warehouse / office
Selangor, Malaysia	3,149	leased	May 2015	Administration / warehouse
Yongin, South Korea	1,650	leased	June 2013	Warehouse
Seaol, South Korea	1,905	leased	January 2014	Administration
Seaol, South Korea	1,540	leased	December 2013	Administration
Sooncheon, South Korea	5,112	leased	May 2016	Clinic
Taipei, Taiwan	1,841	leased	September 2015	Sales, technical and administration office
Tai Chung, Taiwan	3,053	leased	January 2020	Nephrocare clinic
Oita, Japan (Inukai Plant)	3,065	owned		Manufacture of polysulfone filters

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Fukuoka, Japan (Buzen Plant) – Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Ibaragi, Japan	7,111	leased	August 2013	Clinic
New Delhi, India	1,157	leased	June 30, 2015	Administration
Waltham, Massachusetts	28,404	leased	April 2017 with a 10 year and a second 5 year renewal option	North American corporate headquarters
Lexington, Massachusetts	6,425	leased	April 2017	IT headquarters and administration – North America
Franklin, Tennessee	5,022	leased	November 2020	Administration
Franklin, Tennessee	2,542	leased	September 2016	Administration
Walnut Creek, California	7,897	leased	June 2013	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Concord, California	4,088	leased	October 2028	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Pittsburg, California	7,915	leased	October 2013	Warehouse / office / administration
Ogden, Utah	74,322	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Ogden, Utah	9,755	leased	July 2033	Plant expansion, manufacturing operations
Ogden, Utah	24,452	leased	December 2021	Warehouse
Ogden, Utah	8,933	leased	December 2021	Warehouse
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Livingston, California	7,888	leased	December 2017 with two consequtive 5-year renewal options	Manufacture of liquid hemodialysis concentrates and resupply
Milpitas, California	12,009	leased	July 2023 with 5-year renewal option	Clinical laboratory testing
Rockleigh, New Jersey	9,884	leased	August 31, 2014	Clinical laboratory testing

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Irving, Texas	8,374	leased	February 2014	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	7,432	leased	June 2013	Warehouse
Reynosa, Mexico	4,645	owned		Warehouse
Lachine, Canada	3,663	leased	March 2014	Warehouse
Montreal, Canada	4,036	leased	September 2020	Warehouse
Richmond, Canada	2,286	leased	April 2014	Warehouse
Richmond Hill, Canada	5,948	leased	November 2016	Warehouse and administrative offices
Warrendale, Pennsylvania	2,366	leased	April 2018	RSI administration and research facility
Oklahoma City, OK	3,665	leased	October 2015	Manufacture of sorbent cartridges
Kaysville, Utah	1,787	leased	December 2014	Manufacture of Crit-Line for medical devices

        We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution and administrative and sales facilities in the U.S. and other countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.

        For information regarding plans to expand our facilities and related capital expenditures, see "Item 4.A. History and Development of the Company – Capital Expenditures."

Item 4A.    Unresolved Staff Comments

        Not applicable.

Item 5.    Operating and Financial Review and Prospects

        You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of the management of the Company's General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled "Introduction – Forward-Looking Statements." See also Item 3.D., "Key Information – Risk Factors."

        Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Critical Accounting Policies

        The Company's reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company's financial statements, and the discussion below in "Results of Operations."

Recoverability of Goodwill and Intangible Assets

        The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill and other non-amortizable intangible assets such as trade names and management contracts. At December 31, 2012, the carrying amount of goodwill amounted to $11,422 million and non-amortizable intangible assets amounted to $218 million representing in total approximately 52% of our total assets.

        In accordance with current accounting standards, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired. See also Note 1e) in the Notes to Consolidated Financial Statements.

        To comply with the provisions of the accounting standards for the impairment testing, the fair value of the reporting unit is compared to the reporting unit's carrying amount. We did not adopt ASU 2011-08, Intangibles – Goodwill and Other as we are subject to the International Financial Reporting Standards requirements, which utilizes the two-step approach and therefore, we do not benefit from the introduced simplification in the impairment testing requirements. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company's business which results from the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The Company's weighted average cost of capital consisted of a basic rate of 5.79% for 2012. This basic rate is then adjusted by a country specific risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions until they are appropriately integrated within each reporting unit.

        If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.

        A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services and for procuring and selling products could adversely affect our estimated future cash flows. Future adverse changes in a reporting unit's economic environment could affect the country-specific rate and therefore the discount rate. An increase in interest rates could impact the basic rate and accordingly our weighted average cost of capital. These changes could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.

Legal Contingencies

        We are party to litigation and subject to investigations relating to a number of matters as described in Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies." The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

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

Accounts Receivable and Allowance for Doubtful Accounts

        Trade accounts receivable are a substantial asset of ours and the allowance for doubtful accounts is based upon a significant estimate made by management. Trade accounts receivable were $3,019 million and $2,798 million at December 31, 2012 and 2011, respectively, net of allowances for doubtful accounts of $329 million and $300 million, respectively.

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

        Dialysis care revenues are recognized and billed at amounts estimated to be receivable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors where we have contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at our standard rates for services and, in our North America Segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement experience with those payors for which contracted rates are not predetermined. The contractual adjustment and the allowance for doubtful accounts are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented. The collectability of accounts receivable is reviewed locally on a regular basis, generally monthly.

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

        Public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made because a substantial number of payors are government entities whose payments are often determined by local laws and regulations and budget constraints. Depending on local facts and circumstances, the period of time to collect can be quite lengthy. In those instances where there are commercial payors, the same type of collection process is initiated as in the U.S.

        Due to the number of our subsidiaries and different countries that we operate in, our policy of determining when a valuation allowance is required considers the appropriate individual local facts and circumstances that apply to an account. While payment and collection practices vary significantly between countries and even agencies within one country, government payors usually represent low to moderate credit risks. It is our policy to determine when receivables should be classified as bad debt on a local basis taking into account local payment practices and local collection experience. A valuation allowance is calculated locally if specific circumstances indicate that amounts will not be collectible.

        In our International Segment and North America product division, for receivables overdue by more than one year, an additional valuation allowance is recorded based on an individual country risk, since we believe that the length of time to collect does indicate an increased credit risk.

        When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.

        In the Consolidated Statement of Income, expenses from our allowance for doubtful accounts is presented either as a deduction from revenue or as operating expense depending on the source of the receivable. For our dialysis care business, we determine an allowance for patient services provided where all or a portion of the amounts billed or billable cannot be determined to be collectible at the time services are performed, e.g., providing treatment to a patient when such treatment is not covered by an insurance program or a reimbursement arrangement regardless of the patient's ability to pay. This allowance is shown as a reduction to our Dialysis Care revenue. All of our other receivables are evaluated with the changes in the allowance for doubtful accounts recorded as an operating expense.

        Write offs are taken on a claim-by-claim basis when the collection efforts are exhausted. Due to the fact that a large portion of our reimbursement is provided by public healthcare organizations and private insurers, we expect that most of our accounts receivables will be collectable, albeit potentially more slowly in the International Segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis. See "B. Liquidity and Capital Resources – Operations," below, for a discussion of days sales outstanding developments in 2012. A significant change in our collection experience, deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

        If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2012 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2012 would have been reduced by approximately 1.5%.

        The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2012 and 2011. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Amounts pending approval from third party payors represent less than 2% at December 31, 2012.

        Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2012
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Medicare and Medicaid Programs	$473	$89	$47	$36	$27	$672	22
U.S. Commercial Payors	292	175	42	35	21	565	19
U.S. Hospitals	107	33	4	3	2	149	5
Self-Pay of U.S. patients	1	11	6	2	2	22	1
Other North America	7	2	0	0	0	9	0
International product customers and dialysis payors	901	279	124	113	185	1,602	53

Total	$1,781	$589	$223	$189	$237	$3,019	100

	At December 31, 2011
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Medicare and Medicaid Programs	$379	$92	$51	$44	$29	$595	21
U.S. Commercial Payors	250	142	37	33	21	483	17
U.S. Hospitals	101	25	5	2	1	133	5
Self-Pay of U.S. patients	0	4	4	1	1	11	0
Other North America	8	3	1	0	0	12	1
International product customers and dialysis payors	772	289	144	140	219	1,564	56

Total	$1,510	$555	$242	$220	$271	$2,798	100

Self-Insurance Programs

        Under the insurance programs for professional, product and general liability, auto liability and worker's compensation claims, FMCH, our largest subsidiary, is partially self-insured for professional liability claims. For all other coverages we assume responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

 Financial Condition and Results of Operations

Overview

        We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of ESRD. We estimate that providing dialysis services and distributing dialysis products and equipment represents a worldwide market of approximately $75 billion with expected annual worldwide market growth of around 4%, adjusted for currency. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. With the exception of the implementation of the ESRD PPS in the U.S., and possible adjustments to this payment system for changes in the utilization and costs of certain drugs and biologicals included in the ESRD PPS, we experienced and also expect in the future, generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have historically been limited. Our ability to influence the pricing of our services is limited.

        With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, CMS published a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines and certain other oral drugs) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form, including PhosLo, are expected to be reimbursed under the ESRD PPS starting in January 2016 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

        The ESRD PPS is being phased in over four years with full implementation for all dialysis facilities on January 1, 2014. As part of the base payment for 2011, CMS included a negative 3.1 percent adjustment for each facility in order to ensure a budget-neutral transition, the "Transition Adjuster", based on its estimation that only 43% of dialysis facilities would elect to participate fully in the ESRD PPS in 2011. In April 2011, however, CMS reduced the Transition Adjuster to zero percent for the remainder of 2011, based on the actual number of facilities that elected to fully participate in the ESRD PPS. CMS specified Transition Adjusters of 0.0% for 2012 and 0.1% in 2013.

        The ESRD PPS payment amount is subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment. On November 9, 2012, CMS published a final rule finalizing the 2013 ESRD PPS rates. In the rule, CMS established the 2013 productivity adjusted market basket update at 2.3 percent, which was based on a market basket update of 2.9 percent less a productivity adjustment of 0.6 percent. Additionally, CMS set the 2013 wage index budget-neutrality adjusted base rate of $240.36 per treatment.

        The ESRD PPS's QIP, initially focusing on anemia management and dialysis adequacy, began affecting payments starting January 1, 2012. Dialysis facilities that fail to achieve the established quality standards have payments reduced by up to 2 percent. Performance on specified measures in 2010 affected payment in 2012, and 2013 payments will be affected by performance with respect to measures in 2011.

Initially measures focused on anemia management and dialysis adequacy. For the payment year 2014, CMS has adopted four additional measures (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels. For payment year 2015 and subsequent years, CMS has continued certain of the existing QIP measures, expanded the scope of certain existing measures, and added new measures. The payment year 2015 clinical measures include anemia management, hypercalemia, vascular access type, hemodialysis adequacy (adult and pedatric patients) and peritoneal dialysis adequacy. The 2015 reporting measures include patient satisfaction surveys, mineral metabolism reporting, anemia management reporting and infection reporting. For a discussion of the impact of ESRD PPS and the above implementation plan on our business, see "– Financial Condition and Results of Operations – Year ended December 31, 2012 compared to year ended December 31, 2011 – North America Segment."

        The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the ACA. ACA implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA, except to change the annual update provision by substituting a productivity adjustment to the market basket rate of increase for a MIPPA provision that specified for a one percentage point reduction in the market basket rate of increase. ACA's medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA's integrated care and commercial insurance consumer protection provisions.

        On August 2, 2011, the Budget Control Act was enacted, raising the U.S.'s debt ceiling and putting into effect a series of actions for deficit reduction. Automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all Federal government programs, were scheduled to go into effect on January 2, 2013. Pursuant to the American Taxpayer Relief Act, which was enacted on January 3, 2013, these reductions are now scheduled to go into effect on March 1, 2013, unless the law is further changed. Medicare payments to providers and suppliers would be subject to these reductions, but these reductions would be limited to one adjustment of no more than 2 percent through 2021. The Medicare reimbursement reduction would be independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS. In addition to delaying the Budget Control Act's automatic spending reductions, the American Taxpayer Relief Act also directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. CMS is expected to release a proposed rule incorporating such calculations in Spring or early Summer 2013, with a final rule to follow later in the year.

        The ESRD PPS resulted in a lower reimbursement rate on average as a result of the above measures by CMS, at nearly all of our U.S. dialysis facilities that elected to be fully subject to the ESRD PPS starting on January 1, 2011.

        We mitigated the impact of the ESRD PPS and the other legislative initiatives referenced above with two broad measures. First, we worked with medical directors and treating physicians to make clinical protocol changes used in treating patients consistent with the QIP and good clinical practices, and we negotiated pharmaceutical acquisition cost savings. In addition, we achieved greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics.

        On February 4, 2013, CMS announced plans to test a new Comprehensive End-Stage Renal Disease (ESRD) Care Model and issued a solicitation for applications. As currently proposed, CMS will work with up to 15 healthcare provider groups, known as ESCOs, to test a new system of payment and care delivery that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. Applications are due by May 1, 2013. We are reviewing the details of the proposed program to determine whether to participate in this program.

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

        We have identified three operating segments, the North America Segment, the International operating segment, and the Asia-Pacific operating segment, which were determined based upon how we manage our businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. For reporting purposes, we have aggregated the International and Asia-Pacific operating segments as "the International Segment." We aggregated these operating segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the U.S. ("U.S. GAAP").

        Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. We do not include the investment gain resulting from the Liberty Acquisition nor income taxes as we believe these items to be outside the segments' control. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate "corporate costs," which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement are centrally managed in Corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities (See Note 22 of the Notes to Consolidated Financial Statements "Segment Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as "Corporate." Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

A.    Results of Operations

        The following tables summarize our financial performance and certain operating results by principal reporting segment and Corporate for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	2012	2011	2010
	(in millions)
Total revenue
North America	$9,041	$7,935	$7,926
International	4,740	4,628	3,923
Corporate	29	17	—

Totals	13,810	12,580	11,849

Inter-segment revenue
North America	10	9	5
International	—	—	—

Totals	10	9	5

Total net revenue
North America	9,031	7,926	7,921
International	4,740	4,628	3,923
Corporate	29	17	—

Totals	13,800	12,571	11,844

Amortization and depreciation
North America	310	269	254
International	176	174	149
Corporate	116	114	100

Totals	602	557	503

Operating income
North America	1,615	1,435	1,386
International	809	807	678
Corporate	(205)	(167)	(140)

Totals	2,219	2,075	1,924

Investment gain	140	—	—
Interest income	44	60	25
Interest expense	(470)	(357)	(305)
Income tax expense	(605)	(601)	(578)
Net Income	1,328	1,177	1,066
Less: Net Income attributable to Noncontrolling interests	(141)	(106)	(87)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$1,187	$1,071	$979

Year ended December 31, 2012 compared to year ended December 31, 2011

Highlights

        Revenues increased by 10% to $13,800 million (12% at constant exchange rates) mainly due to contributions from acquisitions of 8% and organic growth of 5%, partially offset by the effect of closed or sold clinics 1%.

        Operating income (EBIT) increased 7%.

        Net Income attributable to shareholders of FMC-AG & Co. KGaA increased by 11%.

        In 2012, we also successfully completed the Liberty Acquisition, renegotiated one of our credit facilities and issued senior notes.

Consolidated Financials

Key Indicators for Consolidated Financial Statements
			Change in %
	2012	2011	as reported	at constant exchange rates(1)
Number of treatments	38,588,184	34,388,422	12%
Same market treatment growth in %	3.8%	3.9%
Revenue in $ million	13,800	12,571	10%	12%
Gross profit as a % of revenue	33.3%	33.0%
Selling, general and administrative costs as a % of revenue	16.1%	15.9%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	1,187	1,071	11%

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

        Treatments increased by 12% for the twelve months ended December 31, 2012 as compared to the same period in 2011. The increase is due to acquisitions (9%), including the effect of the Liberty Acquisition (6%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%).

        At December 31, 2012, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,160 clinics compared to 2,898 clinics at December 31, 2011. During 2012, we acquired 276 clinics, opened 65 clinics and combined or closed 79 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 11% to 257,916 at December 31, 2012 from 233,156 at December 31, 2011. Including 32 clinics managed but not consolidated in the U.S., the total number of patients was 260,282.

        Net revenue increased by 10% (12% at constant exchange rates) for the twelve months ended December 31, 2012 over the comparable period in 2011 due to growth in dialysis care revenues.

        Net dialysis care revenue increased by 13% to $10,492 million (15% at constant exchange rates) for the year ended December 31, 2012 from $9,283 million in the same period of 2011, mainly due to contributions from acquisitions (12%), growth in same market treatments (4%), partially offset by the negative effect of exchange rate fluctuations (2%) and the effect of closed or sold clinics (1%).

        Dialysis product revenue increased by 1% (5% increase at constant exchange rates) to $3,308 million compared to $3,288 million in the same period of 2011. The increase at constant currency was driven by increased sales of hemodialysis products, especially of machines, bloodlines and dialyzers as well as peritoneal dialysis products, partially offset by lower sales of renal pharmaceuticals.

        The increase in gross profit margin mostly reflects an increase in gross profit margin in North America, partially offset by a decrease in the International Segment. The increase in North America was due to higher revenue rate associated with Medicare, special collection efforts for services performed in prior years and the impact of the acquisition of LD Holdings, which contributed higher gross margins, partially offset by higher personnel expenses. The decrease in International was mainly due to lower margin sales in the dialysis care business.

        Selling, general and administrative ("SG&A") expenses increased to $2,224 million for the year ended December 31, 2012 from $2,002 million in the same period of 2011. SG&A expenses as a percentage of sales increased to 16.1% for the year ended December 31, 2012 from 15.9% in the same period of 2011 as a result of an increase in North America and in Corporate. The increase in North America was a result of higher personnel expense, and one-time costs related to the Liberty Acquisition, partially offset by the impact of the acquisition of LD Holdings, which has lower SG&A expenses as a percentage of revenue. The increase in Corporate was mainly driven by a $10 million charitable donation to the American Society of Nephrology to establish a research fellowship program and increased legal costs.

        In the year ended December 31, 2012, we had a $36 million gain from the sale of dialysis clinics, including $33 million from the sale of 24 FMC-AG & Co. KGaA clinics, in connection with regulatory clearance of the Liberty Acquisition, which occurred in the first quarter of 2012. (See Note 2 of the Notes to Consolidated Financial Statements "Acquisition of Liberty Dialysis Holdings – Divestitures" included in this Report).

        Research and development ("R&D") expenses increased slightly to $112 million for the year ended December 31, 2012 as compared to $111 million in the same period in 2011.

        Income from equity method investees decreased to $17 million for the twelve months ended December 31, 2012 from $31 million for the same period of 2011 due to reduced income from the VFMCRP renal pharmaceuticals joint venture.

        Other operating expense was $100 million due to charges incurred in connection with the amendment of our agreement with Luitpold Pharmaceuticals and American Regent, Inc. regarding Venofer®. (See Note 4 of the Notes to Consolidated Financial Statements "Inventories" found elsewhere in this report).

        Operating income increased to $2,219 million for the year ended December 31, 2012 from $2,075 million for the same period in 2011. Operating income margin decreased to 16.1% for the year ended December 31, 2012 as compared to 16.5% for the same period in 2011 as a result of the charge incurred for the amendment to the agreement regarding Venofer® and higher SG&A as a percentage of revenue, partially offset by the increase in gross profit margin and the gain on the sale of FMC-AG & Co. KGaA clinics, all as discussed above.

        We recognized a non-taxable investment gain of $140 million related to our acquisition of LD Holdings for the twelve months ended December 31, 2012 as a result of a fair valuation of our investment in Renal Advantage Partners, LLC at the time of the Liberty Acquisition.

        Interest expense increased by 32% to $470 million for the twelve months ended December 31, 2012 from $357 million for the same period in 2011 mainly as a result of increased debt incurred to finance the Liberty Acquisition. Interest income decreased to $44 million for the twelve months ended December 31, 2012 from $60 million for the same period in 2011.

        Income tax expense increased to $605 million for the year ended December 31, 2012 from $601 million for the same period in 2011. The effective tax rate decreased to 31.3% from 33.8% for the same period of 2011, as a result of the nontaxable investment gain noted above.

        Net income attributable to FMC-AG & Co. KGaA for the twelve months ended December 31, 2012 increased to $1,187 million from $1,071 million for the same period in 2011 as a result of the combined effects of the items discussed above.

        We employed 86,153 people (full-time equivalents) as of December 31, 2012 compared to 79,159 as of December 31, 2011, an increase of 8.8%, primarily due to overall growth in our business and acquisitions.

        The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	2012	2011	Change in %
Number of treatments	24,412,416	21,608,620	13%
Same market treatment growth in %	3.6%	3.2%
Revenue in $ million	9,031	7,926	14%
Depreciation and amortization in $ million	310	269	15%
Operating income in $ million	1,615	1,435	13%
Operating income margin in %	17.9%	18.1%

Revenue

        Treatments increased by 13% for the twelve months ended December 31, 2012 as compared to the same period in 2011 mostly due to the Liberty Acquisition, net of divestitures (7%) same market growth (4%) and contributions from other acquisitions (3%), partially offset by the effect of closed or sold clinics (1%). At December 31, 2012, 164,554 patients (a 16% increase over December 31, 2011) were being treated in the 2,082 clinics that we own or operate in the North America Segment, compared to 142,319 patients treated in 1,838 clinics at December 31, 2011. Average North America revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $348 for the twelve months ended December 31, 2012 and $340 in the same period in 2011. In the U.S., the average revenue per treatment was $355 for the twelve months ended December 31, 2012 and $348 for the same period in 2011. The increase was mainly attributable to further development of our expanded service offerings, a modest increase in commercial rates, the impact of the increase in Medicare reimbursement from the updated Medicare reimbursement rate and removal of the Transition Adjuster which occurred in the first quarter of 2011 as well as increased revenue due to the special collection efforts for services performed in prior years. This improvement was partially offset by reduced pharmaceutical utilization in non-bundled commercial treatments.

        Net revenue for the North America Segment for year ended December 31, 2012 increased as a result of an increase in dialysis care revenue by 16% to $8,230 million from $7,113 million in the same period of 2011 partially offset by a decrease in dialysis product revenue to $801 million from $813 million in the year ended December 31, 2011.

        The dialysis care revenue increase was driven by contributions from acquisitions (13%), same market treatment growth (4%) and the impact of the special collection efforts (1%), partially offset by the effect of closed or sold clinics (1%) and higher bad debt expense (1%).

        The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals, machines and dialyzers, partially offset by higher sales of bloodlines and other hemodialysis products. The decrease in machines and dialyzers was mainly caused by the Liberty Acquisition, which resulted in the conversion of third party sales into internal sales.

Operating Income

        Operating income increased to $1,615 million for the year ended December 31, 2012 from $1,435 million for the same period in 2011. Operating income margin decreased to 17.9% for the year ended December 31, 2012 from 18.1% for the same period in 2011, primarily due to higher personnel expenses, the $100 million impact from the amendment of the agreement regarding Venofer®, costs related to the Liberty Acquisition, partially offset by higher revenue per treatment rate associated with Medicare, the positive impact from the Liberty Acquisition, including divestiture gains and special collection efforts for services performed in prior years. Cost per treatment for North America increased to $278 for the year ended December 31, 2012 from $276 in 2011. Cost per treatment in the U.S. increased to $283 for the year ended December 31, 2012 from $282 in the same period of 2011.

International Segment

Key Indicators for International Segment
			Change in %
	2012	2011	as reported	at constant exchange rates(1)
Number of treatments	14,175,768	12,779,802	11%
Same market treatment growth in %	4.0%	5.4%
Revenue in $ million	4,740	4,628	2%	9%
Depreciation and amortization in $ million	176	174	1%
Operating income in $ million	809	807	0%
Operating income margin in %	17.1%	17.4%

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

Revenue

        Treatments increased by 11% in the twelve months ended December 31, 2012 over the same period in 2011 mainly due to contributions from acquisitions (8%) and same market growth (4%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2012, we had 93,362 patients (a 3% increase over December 31, 2011) being treated at the 1,078 clinics that we own, operate or manage in the International Segment compared to 90,837 patients treated at 1,060 clinics at December 31, 2011. Average revenue per treatment for the twelve months ended December 31, 2012 decreased to $160 in comparison with $170 for the same period of 2011 due to the weakening of local currencies against the U.S. dollar ($11), partially offset by slightly increased reimbursement rates and changes in country mix ($1).

        Net revenues for the International Segment for the year ended December 31, 2012 increased by 2% (9% at constant exchange rates) as compared to the same period in 2011 mainly as a result of an increase in dialysis care and a slight dialysis product increase. Organic growth during the period was 6% and acquisitions during the period contributed 3%, partially offset by the negative effect of exchange rate fluctuations (7%).

        Including the effects of acquisitions, European region revenue decreased 2% (6% increase at constant exchange rates), Latin America region revenue increased 15% (24% at constant exchange rates), and Asia-Pacific region revenue increased 6% (7% at constant exchange rates).

        Total dialysis care revenue for the International Segment increased for the year ended December 31, 2012 by 4% (11% increase at constant exchange rates) to $2,262 million from $2,170 million in the same period of 2011. This increase is a result of contributions from acquisitions (7%), same market treatment growth (4%), increases in organic revenue per treatment (2%), partially offset by the negative effect of exchange rate fluctuations (7%) and the effect of closed or sold clinics (2%).

        Total dialysis product revenue for the year ended December 31, 2012 increased by 1% (7% increase at constant exchange rates) at $2,478 million compared to $2,458 million in the same period of 2011. The 7% increase in product revenue at constant currency was driven by increased sales of hemodialysis products, especially of machines, dialyzers, bloodlines and products for acute care as well as peritoneal dialysis products.

Operating Income

        Operating income remained fairly flat at $809 million compared to $807 million for the same period in 2011. Operating income margin decreased to 17.1% for the twelve months ended December 31, 2012 from 17.4% for the same period in 2011 mainly due to lower margin sales in our dialysis care business, partially offset by favorable foreign currency exchange effects and business growth in Asia, mainly China.

Year ended December 31, 2011 compared to year ended December 31, 2010

Consolidated Financials

Highlights

        Revenues increased by 6% to $12,571 million (5% at constant rates) mainly due to contributions from acquisitions of 3% and organic growth of 2%.

        Operating income (EBIT) increased 8%.

        Net Income attributable to shareholders of FMC-AG & Co. KGaA increased by 9%.

Key Indicators for Consolidated Financial Statements
			Change in %
	2011	2010	as reported	at constant exchange rates(1)
Number of treatments	34,388,422	31,670,702	9%
Same market treatment growth in %	3.9%	4.6%
Revenue in $ million	12,571	11,844	6%	5%
Gross profit as a % of revenue	33.0%	32.4%
Selling, general and administrative costs as a % of revenue	15.9%	15.4%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	1,071	979	9%

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

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

        Net dialysis care revenue increased by 5% to $9,283 million (4% at constant exchange rates) for the year ended December 31, 2011 from $8,861 million in the same period of 2010, mainly due to growth in same market treatments (4%), contributions from acquisitions (3%), and a positive effect from exchange rate fluctuations (1%), partially offset by decreases in revenue per treatment (3%).

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

        The increase in gross profit margin reflects an increase in gross profit margin in North America due to lower costs for pharmaceuticals, mainly driven by changes in anemia management protocols, partially offset by the effect of a lower revenue rate attributable to the ESRD PPS, higher personnel costs and higher freight and distribution costs as a result of higher fuel costs and increased freight volume.

        Selling, general and administrative ("SG&A") expenses increased to $2,002 million in the year ended December 31, 2011 from $1,823 million in the same period of 2010. SG&A expenses as a percentage of sales increased to 15.9% for the year ended December 31, 2011 from 15.4% in the same period of 2010 as a result of an increase in North America due to a lower revenue rate due to the ESRD PPS.

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

        Operating income increased to $2,075 million in the year ended December 31, 2011 from $1,924 million for the same period in 2010. Operating income margin increased to 16.5% for the year ended December 31, 2011 from 16.2% for the same period in 2010 as a result of the increase in gross profit margin as noted above and the increase in income from equity method investees as noted above, partially offset by the increased SG&A expenses as a percentage of revenue as noted above.

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

        The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	2011	2010	Change in %
Number of treatments	21,608,620	20,850,242	4%
Same market treatment growth in %	3.2%	4.3%
Revenue in $ million	7,926	7,921	0%
Depreciation and amortization in $ million	269	254	6%
Operating income in $ million	1,435	1,386	4%
Operating income margin in %	18.1%	17.5%

Revenue

        Treatments increased by 4% for the twelve months ended December 31, 2011 as compared to the same period in 2010 mostly due to same market growth (3%) and contributions from acquisitions (1%). At December 31, 2011, 142,319 patients (a 3% increase over the same period in the prior year) were being treated in the 1,838 clinics that we own or operate in the North America Segment, compared to 137,689 patients treated in 1,810 clinics at December 31, 2010. Average North America revenue per treatment which includes Canada and Mexico, before bad debt expense, was $340 for the twelve months ended December 31, 2011 and $349 in the same period in 2010. In the U.S., the average revenue per treatment was $348 for the twelve months ended December 31, 2011 and $356 for the same period in 2010. The decrease was mainly attributable to the effect of the implementation of the ESRD PPS.

        Net revenue for the North America Segment for the year ended December 31, 2011 increased slightly as a result of an increase in dialysis care revenue to $7,113 million from $7,094 million in the same period of 2010 partially offset by a decrease in dialysis product revenue to $813 million from $827 million in the year ended December 31, 2010.

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

Operating Income

        Operating income increased to $1,435 million for the year ended December 31, 2011 from $1,386 million for the same period in 2010. Operating income margin increased to 18.1% for the twelve months ended December 31, 2011 from 17.5% for the same period in 2010, primarily due to a decrease in cost per treatment in the U.S. to $282 from $291 as a result of favorable costs for pharmaceuticals, mainly driven by changes in anemia management protocols, and higher income from the equity method investees due to the income from the joint venture with Galenica, Ltd., partially offset by the effect of the ESRD PPS as well as higher personnel expenses and higher freight and distribution costs as a result of increased fuel costs and increased freight volume. Cost per treatment for North America decreased to $276 for the year ended December 31, 2011 from $285 in the same period of 2010, offsetting the decrease in North America revenue per treatment for the same period.

International Segment

Key Indicators for International Segment
			Change in %
	2011	2010	as reported	at constant exchange rates(1)
Number of treatments	12,779,802	10,820,460	18%
Same market treatment growth in %	5.4%	5.1%
Revenue in $ million	4,628	3,923	18%	14%
Depreciation and amortization in $ million	174	149	17%
Operating income in $ million	807	678	19%
Operating income margin in %	17.4%	17.3%

(1)
For further information on "at constant exchange rates," see "Non-U.S. GAAP Measures – Constant currency" below.

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

B.    Liquidity and Capital Resources

        Our primary sources of liquidity are typically cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of debt and equity securities. We require this capital primarily to finance working capital needs, to fund acquisitions and joint ventures, to develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

        At December 31, 2012, we had cash and cash equivalents of $688 million. For information regarding utilization and availability under our principal credit facility (the "2012 Credit Agreement"), see Note 10 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations," included in this Report. Effective October 30, 2012, our Amended 2006 Senior Credit Agreement was replaced by a new credit facility.

Operations

        In 2012, 2011, 2010, we generated net cash from operations of $2,039 million, $1,446 million and $1,368 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of specific items as discussed below. The increase 2012 versus 2011 was mainly a result of a 4 day decrease in days sales outstanding ("DSO") as compared to a 4 day increase in the same period of 2011, higher earnings and positive effects from other working capital items, including a lower increase in inventory level, partially offset by higher tax payments.

        The profitability of our business depends significantly on reimbursement rates. Approximately 76% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the twelve months ended December 31, 2012, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. With the exception of the implementation of the ESRD PPS in the U.S., and possible adjustments to this payment system for changes in the utilization and costs of certain drugs and biologicals included in the ESRD PPS, we experienced and also expect in the future, generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

        Our working capital, which is defined as current assets less current liabilities, was $2,957 million at December 31, 2012 which increased from $1,432 million at December 31, 2011. The change is primarily the result of the presentation of the obligations under the 2012 Credit Agreement as long-term as compared to portions classified as short-term under the prior credit agreement. At December 31, 2012, the obligations under the 2012 Credit Agreement represented $2.659 billion of our total debt. See "Financing," below. See also Note 10 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations." Our ratio of current assets to current liabilities was 1.9 at December 31, 2012.

        We intend to continue to address our current cash and financing requirements by the generation of cash from operations, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Financing" below.

We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

        Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances at December 31, 2012 and December 31, 2011, net of valuation allowances, represented DSO of approximately 76 and 80, respectively.

        DSO by segment is calculated by dividing the segment's accounts receivable, converted to U.S. Dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales of the last twelve months for that segment, converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	December 31, 2012	December 31, 2011
North America segment days sales outstanding	55	55

International segment days sales outstanding	115	121

FMC-AG & Co. KGaA average days sales outstanding	76	80

        DSO remained flat for the North American Segment and decreased for the International Segment between December 31, 2011 and December 31, 2012. The International Segment's DSO decrease reflects significant cash collections from Spain, mostly offset by slight payment delays, particularly in countries with budget deficits and in China. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International Segment in the immediate future.

        There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the future as follows:

        In the U.S., we filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126 million. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95 million. The District Court is now considering post trial motions by the IRS to set aside the verdict and the terms of the judgment to be entered against the United States to reflect the amount of the tax refund due to FMCH.

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

        W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Grace Chapter 11 Proceedings") on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Legal Proceedings – Commercial Litigation"), provides for payment by us of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation by the U.S. District Court of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. In January and

February 2011, the U.S. Bankruptcy Court entered orders confirming the plan of reorganization. These confirmation orders were affirmed by the U.S. District Court on January 31, 2012. Multiple parties have appealed to the Third Circuit Court of Appeals and the plan of reorganization will not be implemented until the appeals are finally resolved. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. See Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Legal Proceedings – Accrued Special Charge for Litigation" included in this Report. The payment obligation is not interest-bearing.

Investing

        We used net cash of $2,281 million, $2,346 million and $1,125 million in investing activities in 2012, 2011 and 2010, respectively.

        Capital expenditures for property, plant and equipment, net of disposals were $666 million, $570 million and $507 million in 2012, 2011 and 2010, respectively. In 2012, capital expenditures were $298 million in the North America Segment, $195 million for the International Segment and $173 million at Corporate. Capital expenditures in 2011 were $237 million in the North America Segment, $175 million for the International Segment and $158 million at Corporate. In 2010, capital expenditures were $210 million in the North America Segment, $174 million for the International Segment and $123 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in Germany, North America, France and China and capitalization of machines provided to our customers, primarily in the International Segment. Capital expenditures were approximately 5%, 5% and 4% of total revenue in 2012, 2011 and 2010.

        We invested approximately $1,879 million cash in 2012, $1,849 million in the North America Segment, primarily through the $1,697 million ($1,466 million net of divestitures) acquisition of Liberty (see "Note 2 of the Notes to Consolidated Financial Statements, "Acquisition of Liberty Dialysis Holdings"), $28 million in the International Segment and $2 million at Corporate. In 2011, we invested approximately $1,785 million cash, primarily for the acquisitions of International Dialysis Centers, the dialysis service business of Euromedic International, and American Access Care Holdings, LLC, which operates vascular access centers, loans provided to, as well as the purchase of a 49% ownership of, Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, and payments for the extension of the activities of VFMCRP ($818 million in the North America Segment, $960 million in the International Segment, and $7 million at Corporate). In 2010, we invested $632 million in cash ($237 million in the North America Segment, $373 million in the International Segment and $22 million at Corporate). In addition, we invested €100 million ($133 million at September 30, 2010) in short-term investments with banks during 2010, which were divested during the fourth quarter of 2010. We received $264 million, $10 million and $14 million in conjunction with divestitures in 2012, 2011 and 2010, respectively.

        We anticipate capital expenditures of approximately $0.7 billion and expect to make acquisitions of approximately $0.3 billion in 2013. See "Outlook" below.

Financing

        Net cash provided by financing was $468 million in 2012 compared to net cash provided by financing of $793 million in 2011 and used $15 million in 2010.

        In 2012, cash was provided by the issuance of senior notes, refinancing of the Amended 2006 Senior Credit Agreement by the 2012 Credit Agreement, exercises of stock options, proceeds from short-term borrowings and short term borrowings from related parties as well as contributions from noncontrolling interests, partially offset by the repayment of long-term debt, reduction of the amount outstanding under our accounts receivable securitization program, the payment of dividends, distributions to noncontrolling interests as well as the repayment of short-term borrowings and short-term borrowings from related parties. For further information on the issuance of senior notes in 2012, see below. In 2011, cash was provided by the issuance of $1,062 million in senior notes in February 2011, short-term borrowings and short-term borrowings from related parties, partially offset by repayment of long-term debt, the repayment of the Trust Preferred Securities, the repayment of short-term borrowings and short-term borrowings from related parties as well as the payment of dividends. In 2010, cash was mainly used to reduce borrowings under our credit facilities and to pay dividends. This was partially offset by the issuance of the €250 million of 5.50% Senior Notes in January 2010, drawings under the accounts receivable facility and other short-term borrowings.

        On May 11, 2012, we paid a dividend with respect to 2011 of €0.69 per ordinary share (for 2010 paid in 2011: €0.65, for 2009 paid in 2010: €0.61) and €0.71 per preference share (for 2010 paid in 2011: €0.67, for 2009 paid in 2010: €0.63). The total dividend payment was €210 million ($272 million), €197 million ($281 million) and €183 million ($232 million) in 2012, 2011 and 2010, respectively.

        On January 26, 2012, Fresenius Medical Care US Finance II, Inc. ("US Finance II"), a wholly-owned subsidiary, issued $800 million aggregate principal amount of senior unsecured notes with a coupon of 5 5/8% (the "5 5/8% Senior Notes") at par and $700 million aggregate principal amount of senior unsecured notes with a coupon of 5 7/8% (the "5 7/8% Senior Notes") at par (together, the "Dollar-denominated Senior Notes"). In addition, FMC Finance VIII S.A. ("Finance VIII"), a wholly-owned subsidiary, issued €250 million aggregate principal amount ($329 million at date of issuance) of senior unsecured notes with a coupon of 5.25% (the "Euro-denominated Senior Notes") at par. Both the 5 5/8% Senior Notes and the Euro-denominated Senior Notes are due July 31, 2019 while the 5 7/8% Senior Notes are due January 31, 2022. US Finance II may redeem each issue of the Dollar-denominated Senior Notes, Finance VIII may redeem the Euro-denominated Senior Notes, in each case, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the Dollar-denominated Senior Notes and the Euro-denominated Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change in control of FMC-AG & Co. KGaA followed by a decline in the rating of the respective notes. We used the net proceeds of approximately $1,807 million for acquisitions, including the acquisition of Liberty Dialysis Holdings, Inc., which closed on February 28, 2012, to refinance indebtedness and for general corporate purposes. The Dollar-denominated Senior Notes and the Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by us, Fresenius Medical Care Holdings, Inc. ("FMCH") and Fresenius Medical Care Deutschland GmbH ("D-GmbH") (together, the "Guarantor Subsidiaries").

        The Company entered into a new $3.85 billion syndicated credit facility, the 2012 Credit Agreement, with a large group of banks and institutional investors (collectively, the "Lenders") on October 30, 2012 which replaced the Amended 2006 Senior Credit Agreement. The new credit facility consists of:

  •
  a 5-year revolving credit facility of approximately $1.25 billion comprising a $400 million multicurrency revolving facility, a $200 million revolving facility and a €500 million revolving facility which will be due and payable on October 30, 2017.

  •
  a 5-year term loan facility of $2.6 billion, also scheduled to mature on October 30, 2017. The 2012 Credit Agreement requires 17 quarterly payments of $50 million each, beginning in the third quarter of 2013 that permanently reduce the term loan facility. The remaining balance is due on October 30, 2017.

        Interest on the new credit facilities will be, at the Company's option, at a rate equal to either (i) LIBOR or EURIBOR (as applicable) plus an applicable margin or (ii) the Base Rate as defined in the 2012 Credit Agreement plus an applicable margin. As of December 31, 2012, the tranches outstanding under the 2012 Credit Agreement had a weighted average interest rate of 2.35%.

        The applicable margin is variable and depends on the Company's Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2012 Credit Agreement).

        In addition to scheduled principal payments, indebtedness outstanding under the 2012 Credit Agreement will be reduced by portions of the net cash proceeds received from certain sales of assets and the issuance of certain additional debt.

        Obligations under the 2012 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the Lenders.

        The 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €300 million ($396 million based upon the December 31, 2012 spot rate) for dividends to be paid in 2013, and increases in subsequent years. In default, the outstanding balance under the 2012 Credit Agreement becomes immediately due and payable at the option of the Lenders.

        The following table summarizes the Company's available sources of liquidity at December 31, 2012:

		Expiration per period of
Available Sources of Liquidity in millions	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Accounts receivable facility(a)	$638	$—	$—	$638	$—
Revolving Credit Facility of the Credit Agreement 2012(b)	1,123	—	—	1,123	—
Other Unused Lines of Credit	262	262	—	—	—

	$2,023	$262	$—	$1,761	$—

(a)
Subject to availability of sufficient accounts receivable meeting funding criteria. The Accounts Receivable facility was extended and renewed on January 17, 2013 and will now mature on January 15, 2016.

(b)
At December 31, 2012, the Company had letters of credit outstanding in the amount of $77 which reduces the availability under the Revolving Credit Facility to the amount shown in this table.

        The amount of guarantees and other commercial commitments at December 31, 2012 is not significant.

        At December 31, 2012, we have short-term borrowings, excluding the current portion of long-term debt, other financial liabilities and short-term borrowings from related parties, in the total amount of $122 million.

        The following table summarizes, as of December 31, 2012, our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of
Contractual Obligations and Commitments in millions	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Long Term Debt(a),(b)	$10,369	$680	$1,378	$3,917	$4,394
Capital Lease Obligations	17	3	5	2	7
Operating Leases	3,288	566	950	727	1,045
Unconditional Purchase Obligations(c)	465	317	128	19	1
Other Long-term Obligations	122	100	22	—	—
Letters of Credit	77	—	—	77	—

	$14,338	$1,666	$2,483	$4,742	$5,447

(a)
Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

(b)
Includes $162 of outstanding borrowings as of December 31, 2012 related to our accounts receivable facility that we refinanced on January 17, 2013. The accounts receivables facility will now mature on January 15, 2016.

(c)
The unconditional purchase obligation was significantly reduced for 2012 and thereafter as a result of the amended Venofer® Agreement. See Note 4 of the Notes to Consolidated Financial Statements, "Inventories."

        Our 2012 Credit Agreement, EIB agreements, Euro Notes and Senior Notes include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2012 Credit Agreement, we are obligated to maintain a minimum consolidated interest expense coverage ratio (ratio of EBITDA to net interest expense) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2012 Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs.

        The breach of any of the covenants in any of the instruments or agreements governing our long-term debt – 2012 Credit Agreement, the EIB agreements, the Euro Notes or the Senior Notes – could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the 2012 Credit Agreement becomes due at the option of the lenders under that agreement, and the "cross default" provisions in our other long-term debt permit the lenders to accelerate the maturity of the debt upon such a default as well. As of December 31, 2012, we are in compliance with all covenants under the 2012 Credit Agreement and our other financing agreements. For information regarding our 2012 Credit Agreement, EIB agreements, Euro Notes and Senior Notes, see Note 10 of the Notes to Consolidated Financial Statements, "Long-Term Debt and Capital Lease Obligations."

        Although we are not immune from the global financial crisis, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services, our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payers. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate, credit risks. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our dialysis products. See "Results of Operations" above. If the current conditions in the credit and equity markets continue, or worsen, they could also increase our financing costs and limit our financial flexibility.

        Following our earnings-driven dividend policy, our General Partner's Management Board will propose to the shareholders at the Annual General meeting on May 16, 2013, a dividend with respect to 2012 and payable in 2013, of €0.75 per ordinary share (for 2011 paid in 2012: €0.69) and €0.77 per preference share (for 2011 paid in 2012: €0.71). The total expected dividend payment is approximately €230 million (approximately $304 million based upon the December 31, 2012 spot rate) compared to dividends of €210 million ($272 million) paid in 2012 with respect to 2011. The 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €300 million ($396 million based upon the December 31, 2012 spot rate) for dividends to be paid in 2013, and increases in subsequent years.

        Our 2013 principal financing needs are the payment for our EIB loans coming due in 2013. These payments as well as our dividend payment of approximately $304 in May 2013 and the anticipated dividend payment in 2014 are expected to be covered by our cash flows and by using existing credit facilities. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

Outlook

        Below is a table showing our growth outlook for 2013 and 2014:

	2013	2014
Revenue	>$14.6 billion
Revenue growth	>6%	6 - 8% at constant currency
Operating Income	$2.3 - $2.5 billion
Net Income attributable to shareholders of FMC-AG & Co. KGaA	$1.1 - $1.2 billion	in line with revenue growth
Dividends	based on development of earnings	based on development of earnings
Capital Expenditures	~ $0.7 billion
Acquisitions	~$0.3 billion
Capital Expenditures and Acquisitions in % of revenue		7-9%
Debt/EBITDA Ratio	≤3.0	<2.8

Non-U.S. GAAP Measures

Constant currency

        Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure "at constant exchange rates" in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term "constant currency," it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage "at constant exchange rates."

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

Debt covenant disclosure – EBITDA

        EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,821 million, 20.4% of revenues for 2012, $2,632 million, 20.9% of revenues for 2011 and $2,427 million, 20.7% of revenues for 2010. EBITDA is the basis for determining compliance with certain covenants contained in our 2012 Credit Agreement, Euro Notes, EIB agreements, and the indentures relating to our Senior Notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the years ended December 31,
	2012	2011	2010
	(in millions)
Total EBITDA	$2,821	$2,632	$2,427
Interest expense (net of interest income)	(426)	(297)	(280)
Income tax expense, net	(605)	(601)	(578)
Change in deferred taxes, net	70	147	15
Changes in operating assets and liabilities	174	(366)	(228)
Stock compensation expense	26	29	28
Other items, net	(21)	(98)	(16)

Net cash provided by operating activities	$2,039	$1,446	$1,368

Balance Sheet Structure

        Total assets as of December 31, 2012 increased to $22.3 billion compared to $19.5 billion at December 31, 2011. Current assets as a percent of total assets decreased to 27% at December 31, 2012 from 29% at December 31, 2011. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, remained flat at 41% as compared to December 31, 2011.

C.    Research and Development

        As a leading global dialysis company, we focus our R&D strategy on three essential objectives: first, to continuously enhance the quality of life of patients with chronic kidney disease using innovative products and treatment concepts; second, to offer our patients and purchasers of our products high-quality services while keeping our prices as low as possible; and third, to continue to expand our position as the dialysis market leader. Due to our vertical integration, our research and development department can apply our experience as the world's largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and being directly in-touch with doctors, nurses and patients to keep track of and meet customer and patient needs. In addition, our research and development units are usually located at production sites, enabling direct exchange of ideas with our production staff. We conduct annual internal R&D conferences which our employees attend every year. In addition, our employees visit research events worldwide and participate actively in scientific discourse. This not only enables them to inject new concepts into their work, but also strengthens our reputation in the international professional community. We also maintain close contacts with universities and research institutions. We are cooperating closely with the University of Michigan (on a longitudinal study of chronic kidney patients), Danube University Krems in Krems, Austria (on extracorporeal methods), and the Renal Research Institute ("RRI") in the United States. RRI was founded in 1997 as a joint venture between Fresenius Medical Care North America and the Beth Israel Medical Center, a hospital in New York. Together, we are researching the fundamental issues of dialysis treatment, including the causes that lead to kidney failure, the particular features of treating children with ESRD, and issues such as the mineralization of dialysis patients' bones or the effects of kidney diseases on the natural acid-base balance in the human body.

        The task of our research and development group, which employs approximately 530 full time equivalents, is to continually develop and improve our products and treatments. Our largest research and development department is in our European region with approximately 350 employees, most of whom work at our Schweinfurt and Bad Homburg locations. Smaller teams also work in St. Wendel, Germany and in Bucharest, Romania, where an R&D competency center specializing in software development has been established and in Krems, specializing in sorbent technology. Apart from R&D International, we have research and development departments in the North America and the Asia Pacific regions. All of these units are closely connected and cooperate on many projects.

        Research and development expenditures amounted to $112 million in 2012, compared to $111 million and $97 million in 2011 and 2010, respectively. Our 2012 expenditures focused on continuously enhancing and improving our products and treatment concepts for our patients and users, on dialysis patient overhydration and on software for enhanced patient safety during unattended dialysis and data management for dialysis clinics. A discussion of each of these activities follows below.

Hemodialysis Care

        The 5008 CorDiax therapeutic system was developed and launched specifically for our International Segment. This system was designed to emphasize top-quality therapy, maximum patient safety, simple handling and interface as well as produced from available sustainable resources. The device contains:

  •
  Our Venous Access Monitoring, or "VAM." The software, Venous Needle Disconnect, or "VND" uses intelligent signal analysis in the area of extracorporeal pressure to detect dangerous conditions in the bloodline system, including needle disconnects at the point of vascular access, leakage, and bent tubing. Based on a mathematical algorithm that accounts for normal disturbances and pressure deviations (such as those resulting from patient arm movement), the software detects pressure drops due to leakage or needle slip, sets off an alarm and turns off the blood pump and closes the venous clamp automatically;

  •
  Our AutoSub plus, which is software that enables optimized and fully automated regulation of the blood replacement volume that is individually tailored to each patient. The 5008 system works best if the volume of blood replaced during dialysis is as high as possible. However, adverse side effects can occur if the level is too high. The AutoSub plus monitors the blood replaced for a patient on an individual basis to ensure that the dialysis process is as safe and effective as possible; and

  •
  The FX CorDiax dialyzer, which we introduced to the International market in 2011. It contains a Helixone®plus membrane that allows for the selective filtering out of toxins that have a medium molecular size and a low molecular weight, such as phosphates. The removal of these toxins reduces the risk of cardiovascular diseases and ensures that beneficial substances that may be expelled during the normal course of treatment remain within the patient's system. Additionally, the 5008 CorDiax Therapeutic system contains the 5008 CorDiax HD-Paed, which was specifically designed to make dialysis treatment possible for children with a body weight of ten kilograms or more.

        The 2008T therapeutic system incorporates an integrated software platform that allows physicians and clinic staff to enter and manage data as efficiently as possible. This system can be connected to various data management systems used in U.S. dialysis clinics, which allows for immediate access and adjustment of treatment plans. We expect to release the enhancements noted below to the U.S. market in 2013:

  •
  2008MeDS – an infusion pump for intravenously administrated iron compounds that increase patient safety by providing an easier platform for preparing and administering the exact dosage.

  •
  Bibag system – provides for a reduction in liquid concentrate storage and the subsequent disposal in the dialysis process as the necessary bicarbonate concentrate is now administered as a dry substance rather than in liquid form.

  •
  Crit- Line – the device has been re-designed to provide further enhancement and a decrease in size, which allows it to now be integrated into the 2008T dialysis machine. Crit-Line is an analysis device that enables physicians and dialysis specialists to measure the changes in fluid levels for hemodialysis patients during treatment. Hemodialyis specialists also use Crit-Line to determine whether patients have become over hydrated by measuring the hematocrit level during dialysis. Additionally, this innovative device can also be used in conjunction with the treatment of anemia and acute kidney failure by offering a solution for fluid control and allowing specialists to recognize and treat symptoms more assuredly.

Outlook

        We intend to continue investing in developing and improving life-sustaining products and treatment concepts in the years to come, thus improving the quality of life for as many patients as possible with financially viable, environmentally-friendly innovations based on strategic technology platforms. We plan to spend approximately $140 million on research and development in 2013.

        Our focus of R&D in the coming years will be to develop innovations that incorporate additional treatment elements into our products or to help better align them, with the goal of improving the quality, safety and cost efficiency of treatment. In addition, we will continue to focus our software development efforts on developing integrated system solutions for clinical quality data management in order to enable a larger volume of data to be captured faster and more easily, enhance the quality of the data and thus improve treatment. In general, we will continue to look into the issue of how new scientific and technological findings can be used to further improve the quality of life of patients with chronic kidney failure, such as through innovations in home therapies. Over the long term, we are conducting research in the transferability of the blood-cleansing dialysis process to other illnesses, such as liver disease or certain autoimmune and metabolic disorders. We are also researching new approaches to treating severe kidney and liver disease through regenerative medicine, through cooperation with scientific institutes and universities that conduct research on adult liver and kidney stem cells. Finally, we want to provide people in developing countries and emerging markets with more access to higher-quality dialysis treatment and to reduce the environmental impact of our products and services.

D.    Trend information

        For information regarding significant trends in our business see Item 5.A, "Operating Financial Review and Prospects."

F.     Tabular Disclosure of contractual obligations

        The information required by this item may be found under Item 5B, "– Liquidity and Capital Resources – Financing."

Item 6.    Directors, Senior Management and Employees

A.    Directors and senior management

General

        As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

        For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the general partner, see Item 16.G, below, "Governance – The Legal Structure of Fresenius Medical Care AG & Co. KGaA."

        Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner's Supervisory Board

        The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE) as the sole shareholder of Management AG. Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the General Partner's supervisory board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the general partner, or any affiliate of any of them.

        Unless resolved otherwise by the general meeting of shareholders, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders in which the shareholders discharge the supervisory board held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member's term begins. The most recent election of members of the General Partner's supervisory board took place in July 2011. Members of the General Partner's supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the

General Partner. Neither our shareholders nor the separate Supervisory Board of FMC AG & Co. KGaA has any influence on the appointment of the supervisory board of the General Partner.

        The General Partner's supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner's supervisory board is to appoint and to supervise the General Partner's management board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

        The table below provides the names of the members of the supervisory board of Management AG and their ages as of January 1, 2013.

Name	Age as of January 1, 2013
Dr. Ulf M. Schneider, Chairman(1)	47
Dr. Dieter Schenk, Vice Chairman(4)	60
Dr. Gerd Krick(1)(2)	74
Mr. Rolf A. Classon(3)(4)	67
Dr. Walter L. Weisman(1)(2)(3)	77
Mr. William P. Johnston(1)(2)(3)(4)	68

(1)
Members of the Human Resources Committee of the supervisory board of Management AG

(2)
Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3)
Independent director for purposes of our pooling agreement

(4)
Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

        DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG, the Company's General Partner, since April 2005. He is also Chairman of the Management Board of Fresenius Management SE, the general partner of Fresenius SE, and Chairman or member of the Board of a number of other Fresenius SE group companies. Additionally, he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has also held several senior executive and financial positions since 1989 with Gehe's majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company.

        DR. DIETER SCHENK has been Vice Chairman of the Supervisory Board of Management AG since 2005 and is also Vice Chairman of the Company's Supervisory Board and a member of the Supervisory Board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, He also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. Dr. Schenk is also Chairman of the Advisory Board of Else-Kröner-Fresenius-Stiftung the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE.

        DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 2005 and the Chairman of the Supervisory Board of FMC AG & Co KGaA since February 2006. He is the Chairman of the Supervisory Board of Fresenius Management SE and of Fresenius SE and is also Chairman of the Board of Vamed AG, Austria.

        DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 2005 and also serves on the Supervisory Board of FMC AG & Co KGaA. Additionally, he is the former President and Chief Executive Officer of American Medical International, Inc., and was a member of the Board of Directors of Occidental Petroleum Corporation until May 4, 2012. He is also a Senior Trustee of the Board of Trustees for the California Institute of Technology, a Life Trustee of the Board of Trustees of the Los Angeles County Museum of Art, and Chairman of the Board of Trustees of the Sundance Institute.

        MR. WILLIAM P. JOHNSTON has been a member of the Supervisory Board of Management AG since August 2006 and also serves on the Supervisory Board of FMC AG & Co KGaA. Mr. Johnston has been a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc., HCR-Manor Care, Inc. and LifeCare Holdings, Inc. Mr. Johnston was a member of the Board of Directors of the Georgia O'Keeffe Museum until July 1, 2012.

        MR. ROLF A. CLASSON has been a member of the Supervisory Board of Management AG since July 7, 2011 and a member of the Company's Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Auxilium Pharmaceuticals, Inc. and Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of the Board of Directors for Hill-Rom Holdings, Inc.

The General Partner's Management Board

        Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

        The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of January 1, 2013.

Name	Age as of January 1, 2013	Position	Year term expires
Rice Powell	57	Chief Executive Officer and Chairman of the Management Board	2017
Michael Brosnan	57	Chief Financial Officer	2017
Roberto Fusté	60	Chief Executive Officer for Asia Pacific	2016
Dr. Emanuele Gatti	57	Chief Executive Officer for Europe, Middle East, Africa and Latin America and Chief Strategist for FMC-AG & Co. KGaA	2015
Ronald Kuerbitz	53	Chief Executive Officer, Fresenius Medical Care North America	2015
Dr. Rainer Runte	53	Chief Administrative Officer for Global Law, Compliance, Intellectual Property and Corporate Business Development and Labor Relations Director for Germany	2014
Kent Wanzek	53	Head of Global Manufacturing Operations	2017

        RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. He is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has over 30 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

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

        DR. EMANUELE GATTI has been with the Company since 1989. His present positions include member of the Management Board of Management AG, Chief Executive Officer and Global Chief Strategist for Europe, Latin America, Middle East and Africa. Dr. Gatti also became president of Italienische Handelskammer für Deutschland e.V, a private company, in May, 2012. Additionally, Dr. Gatti has lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and healthcare economics.

        RONALD KUERBITZ has been with the Company since 1997. He became a member of the Management Board of Management AG and Chief Executive Officer of Fresenius Medical Care North America on January 1, 2013. Mr. Kuerbitz is a member of the board of directors for Fresenius Medical Care Holdings, Inc., Chairman of Kidney Care Partners, Inc. and member of the board of directors for Specialty Care Services Group, LLC. Mr. Kuerbitz has 20 years of experience in the health care field, having held positions in law, compliance, business development, government affairs and operations.

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

        DR. RAINER RUNTE has been with the Company since 1991. He is a member of the Management Board of Management AG since December 2005 and is Chief Administrative Officer for Global Law, Compliance, Intellectual Property, and Corporate Business Development and is also Labor Relations Director for Germany. Furthermore, he is a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma Ltd., Switzerland. Previously, he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law.

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

        On December 14, 2012 the Company announced the appointment of Dr. Olaf Schermeier as Chief Officer of Global Research & Development (R&D) and member of the management board. He will start in his new position on March 1, 2013.

        DR. BEN J. LIPPS was Chairman and Chief Executive Officer of the Management Board of Management AG from September 2005 until December 31, 2012. He also previously held senior executive positions with subsidiaries of the Company, and was a member of the Management Board of Fresenius Management SE. On January 1, 2013, he became an honorary member of both the supervisory board of Management AG and of the supervisory board of FMC-AG & Co. KGaA. He is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland.

        The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

        The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The most recent Supervisory Board elections occurred in May of 2011. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA, but it nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16.G, below, "Governance – The Legal Structure of FMC-AG & Co. KGaA."

        The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom – Messrs. Schenk, Classon, Johnston, Krick and Weisman – are also members of the supervisory board of our General Partner. For information regarding those members of the Supervisory Board of FMC-AG & Co. KGaA, see "The General Partner's Supervisory Board," above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

        PROF. DR. BERND FAHRHOLZ, age 65 was a member of the Supervisory Board of Management AG from April 2005 until August 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to KGaA and has been a member of the Supervisory Board of FMC-AG & Co. KGaA since the transformation. He is Vice Chairman of our Audit and Corporate Governance Committee. Additionally, he was of counsel and a partner in several large law firms. He also is the Chairman of the Supervisory Board of SMARTRAC N.V.

        The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board held during the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member's term begins. Members of the

FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

        The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner's management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner's Management Board. See Item 16.G, below, "Governance – The Legal Structure of FMC-AG & Co. KGaA." Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company's annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company's auditors to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and retains the services of our independent auditors to audit our U.S. GAAP financial statements.

B.    Compensation

Report of the Management Board of Management AG, our General Partner

        The compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG as general partner of Fresenius Medical AG & Co. KGaA and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the Supervisory Board are described. The compensation report is part of the management report of the annual financial statements and the annual consolidated group financial statements of Fresenius Medical Care AG & Co. KGaA as of December 31, 2012. The compensation report is prepared on the basis of the recommendations of the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

        The entire Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board is assisted in this task by a personnel committee, the Human Resources Committee. In the year under review, the Human Resources Committee was composed of Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick (Vice Chairman), William P. Johnston and Dr. Walter L. Weisman. See Item 16G, "Corporate Governance."

        The current Management Board compensation system was last approved by resolution of the General Meeting of Fresenius Medical Care AG & Co. KGaA on May 12, 2011, with a majority of 99.71% of the votes cast. Furthermore, this Management Board compensation system was reviewed by an independent external compensation expert at the beginning of the year under review.

        The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company's business and to reward them based on their duties and performance as well as their success in managing the Company's economic and financial position giving due regard to the peer environment.

        The compensation of the Management Board is, as a whole, performance-based and was composed of three elements in fiscal year 2012:

  •
  non-performance-based compensation (base salary)

  •
  performance-based compensation (variable bonus)

  •
  components with long-term incentive effects (stock options, share-based compensation with cash settlement).

        The individual components are designed on the basis of the following criteria:

        In fiscal year 2012, the non-performance-based compensation was paid in monthly installments, or for several US resident members of the Management Board in bi-weekly installments as base salary. Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges and additional contributions to pension and health insurance.

        Performance-based compensation will also be awarded for the fiscal year 2012 as a short-term cash component (annual bonus) and a longer-term share-based compensation component (stock options, share-based compensation with cash settlement). The amount of the performance-based compensation component in each case depends on the achievement of individual and common targets:

        The targets used to determine bonus awards for the members of the Management Board are measured by growth of consolidated after-tax earnings (EAT growth), the development of free cash flow (cash flow before acquisitions) and operating profit margin. All values are derived from the comparison of target amounts and actual results. Furthermore, targets are divided into Group level (consolidated) targets and those to be achieved in individual regions. Lastly, the various target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective (regional) areas of responsibility assumed by the members of the Management Board.

        Variable compensation was based upon EAT growth of at least 6% in the year under review, with the maximum bonus payable upon achievement of EAT growth of 15% (cap). Furthermore, the members of the Management Board assuming Group functions and the members of the Management Board with regional responsibilities were also evaluated by reference to the development of free cash flow within the Group or in the relevant regions, respectively, during the period under review, with the targets being within a range of rates between 3% and 6% of the respective free cash flow related to the turnover. For Board members with regional responsibilities, variable compensation was also based on growth of regional operating margins within the year under review, with targets ranging between 13% and 18.5%.

        As a rule, for members of the Management Board with Group functions (these are Dr. Ben Lipps (until December 31, 2012), Mr. Michael Brosnan and Dr. Rainer Runte) EAT growth accounts for 80% of variable compensation and is thus weighted higher than for Board members having responsibility for regional earnings (these are Mr. Roberto Fusté, Dr. Emanuele Gatti and Mr. Rice Powell) or in the Global Manufacturing Operations division (Mr. Kent Wanzek), where EAT growth accounts for 60%. Twenty percent of variable compensation for all members of the Management Board is based upon achievement of the target for free cash flow; likewise, 20% of variable compensation is based upon achievement of target operating profit margins in the regions.

        In the year under review, the bonus components to be paid via cash payment in principle consisted of a short-term annual cash bonus and (subject to the separate phantom stock component in accordance with the terms of the Company's Phantom Stock Plan 2011 which will be described hereinafter) a further share-based compensation component (long-term), to be paid by way of cash settlement based on the performance of the stock exchange price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. If the annual targets are achieved, the cash is paid after the end of the respective fiscal year in which the target is achieved. The share-based portion of the variable bonus to be granted yearly in case of achievement of the yearly targets is subject to a three- or four-year vesting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the company of expired service agreements). The amount of the cash payment of this share-based compensation is based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three- or four-year vesting period. Therefore, the share-based portion of the variable bonus is included in long-term incentive compensation. The annual targets of the aforementioned and respectively applicable key data are valued at a maximum of 120% and subject to a fixed multiplier, thereby limiting the variable compensation.

        In determining the variable compensation, the long-term compensation components (including the stock option and phantom stock components described below) are granted in amounts which constitute at least 50% of the total variable components. Should this turn out not to be the case mathematically, the Management Board members' contracts provide that the portion of variable compensation payable as short-term annual bonus shall be reduced and the portion payable as long-term share-based cash components be correspondingly increased, in order to meet this requirement. Total performance-based compensation payable for each of the members of the Management Board is also capped. The share-based compensation components also contain a limitation for cases of extraordinary developments. The Supervisory Board may also grant a discretionary bonus for extraordinary performance.

        In addition, a special bonus component applied in some cases for fiscal years 2006, 2007 and 2008 which was linked to the achievement of targets measured only over this three-year period but whose payment was also subject, in part, to a vesting period of several years through 2012. This bonus component also included special components linked to the achievement of extraordinary financial targets related to special integration measures (e.g. in connection with the acquisition of Renal Care Group in the U.S.) and thus required the achievement of an extraordinary increase in earnings. The present report also reflects those payments based on this earlier bonus component but exercised and paid only in the year under review (see table "Expenses for Long-term Incentive Components").

        For fiscal years 2012 and 2011 the amount of cash compensation payments to members of the General Partner's Management Board without long-term incentive components consisted of the following:

	Amount of Cash Payments
	Non-Performance Related Compensation				Performance Related Compensation		Cash Compensation (without long-term Incentive Components)
	Salary		Other(1)		Bonus
	2012	2011	2012	2011	2012	2011	2012	2011
	in thousands		in thousands		in thousands		in thousands
Dr. Ben Lipps	$1,250	$1,200	$387	$254	$1,847	$1,500	$3,484	$2,954
Michael Brosnan	675	650	317	255	998	813	1,990	1,718
Roberto Fusté	707	696	322	262	889	768	1,918	1,726
Dr. Emanuele Gatti	899	940	148	169	1,204	1,022	2,251	2,131
Rice Powell	990	950	40	37	1,587	1,361	2,617	2,348
Dr. Rainer Runte	565	592	53	59	835	740	1,453	1,391
Kent Wanzek	520	500	37	24	834	716	1,391	1,240

Total	$5,606	$5,528	$1,304	$1,060	$8,194	$6,920	$15,104	$13,508

(1)
Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

        In addition to the aforementioned payment of a portion of the variable bonus payable to members of the Management Board in the form of a share-based compensation component with cash settlement, stock options under the Company's Stock Option Plan 2011 and phantom stock awards under the Phantom Stock Plan 2011 were granted as additional components with long-term incentive effects in fiscal year 2012. The Stock Option Plan 2011, together with the Phantom Stock Plan 2011, forms the Long Term Incentive Plan 2011 (LTIP 2011).

        Members of the management boards of affiliated companies, managerial staff members of the Company and of certain affiliated companies, and the members of the Management Board of the General Partner are entitled to participate in LTIP 2011. Under LTIP 2011 a combination of stock options and phantom stock awards are granted to the participants. Stock options and phantom stock awards will be granted on specified grant days during a period of five years. The number of stock options and phantom stock awards to be granted to the members of the General Partner's Management Board is determined by the General Partner's Supervisory Board in its discretion. In principle all members of the Management Board are entitled to receive the same quantity, with the exception of the Chairman of the Management Board, who is entitled to receive double the number of stock options and phantom stock awards granted to the Management Board members, and the Vice Chairman of the Management Board who is entitled to receive one and a half times such number. At the time of the grant participants can choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50. The exercise of stock options and phantom stock awards is subject to several conditions, including the expiration of a four year waiting period, the consideration of black-out periods, the achievement of a defined success target and the existence of a service or employment relationship. Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are US tax payers specific conditions apply with respect to the exercise period of phantom stock awards. The success target is achieved in each case if, after the grant to participants, either the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year in each case or – if this is not the case – the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum. If with regard to any year or more than one of the four years within the waiting period neither the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the stock options and phantom stock awards subject to such waiting period are cancelled in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%. For the purposes of this compensation report phantom stock awards are included in the share-based compensation component with cash settlement and therefore in the long-term incentive components and disclosed accordingly hereunder.

        Additional information regarding the terms of Stock Option Plan 2011 and of the two other employee participation programs in place at January 1, 2012 and secured by conditional capital, which entitled their participants to convertible bonds or stock options (from which, however, in fiscal year 2012 no further options could be issued), are described in more detail in Note 15, "Stock Options," in the Notes to Consolidated Financial Statements included in this report, in Item 6.E below, "Directors, Senior Management and Employees – Share Ownership – Options to Purchase Our Securities" and in Item 10.B below, "Additional Information – Articles of Association – General Information Regarding Our Share Capital – Conditional Capital."

        Under Stock Option Plan 2011 in the year under review 2,166,035 stock options were granted in total (in 2011: 1,947,231), with 310,005 stock options (in 2011: 307,515) granted to the Management Board members. Moreover, in fiscal year 2012 178,729 (in 2011: 215,638) phantom stock awards were granted under the Phantom Stock Plan 2011, 23,407 awards (in 2011: 29,313) granted to Management Board members.

        For fiscal years 2012 and 2011 the number and value of stock options issued to members of the Management Board and the value of other share-based compensation with cash settlement paid to them is shown individually in the following table.

	Components with Long-term Incentive Effect
	Stock Options				Share-based Compensation with Cash Settlement(1)		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	Number		in thousands		in thousands		in thousands
Dr. Ben Lipps	74,700	74,700	$1,160	$1,444	$969	$967	$2,129	$2,411
Michael Brosnan	37,350	37,350	580	722	509	504	1,089	1,226
Roberto Fusté	37,350	37,350	580	722	473	489	1,053	1,211
Dr. Emanuele Gatti	29,880	29,880	464	578	703	715	1,167	1,293
Rice Powell	56,025	56,025	870	1,083	794	804	1,664	1,887
Dr. Rainer Runte	37,350	34,860	580	674	455	527	1,035	1,201
Kent Wanzek	37,350	37,350	580	722	455	472	1,035	1,194

Total	310,005	307,515	$4,814	$5,945	$4,358	$4,478	$9,172	$10,423

(1)
This includes Phantom Stocks granted to Board Members during the fiscal year. The share-based compensation amounts are based on the grant date fair value.

        The stated values of the stock options granted to the members of the Management Board in fiscal year 2012 correspond to their fair value at the time of grant, namely a value of $15.53 (€12.68) (2011: $19.33/€13.44) per stock option. The exercise price for the stock options granted in 2012 is $70.17 (€57.30) (2011: $75.47/€52.48).

        At the end of fiscal year 2012, the members of the Management Board held a total of 2,201,205 stock options and convertible bonds, which are collectively referred to as stock options (2011: 2,354,875 stock options).

        The development and status of stock options of the members of the Management Board in fiscal year 2012 are shown in more detail in the following table:

	Development and status of the stock options
	Dr. Ben Lipps		Michael Brosnan	Roberto Fusté	Dr. Emanuele Gatti	Rice Powell	Dr. Rainer Runte	Kent Wanzek	Total
Options outstanding at January 1, 2012 Number	572,700		306,948	377,336	375,287	280,125	319,329	123,150	2,354,875
Weighted average exercise price in $	49.08		44.28	42.36	41.43	52.64	46.16	56.78	46.59
Options granted during the fiscal year Number	74,700		37,350	37,350	29,880	56,025	37,350	37,350	310,005
Weighted average exercise price in $	70.17		70.17	70.17	70.17	70.17	70.17	70.17	70.17
Options exercised during the fiscal year Number	298,800		3,420	55,517	70,469	—	35,469	—	463,675
Weighted average exercise price in $	43.93		17	18	23.64	—	24	—	35.99
Weighted average share price in $	70.75		71	69	68.57	—	70	—	70.11
Options outstanding at December 31, 2011 Number	348,600	(1)	340,878	359,169	334,698	336,150	321,210	160,500	2,201,205
Weighted average exercise price in $	59.18		47.99	49.63	48.22	56.47	52.01	61.16	52.91
Weighted average remaining contractual life in years	5.4		3.5	3.4	3.3	4.5	3.6	5.4	4.1
Range of exercise price in $	40.23 - 70.17		15.07 - 70.17	15.07 - 70.17	15.07 - 70.17	42.18 - 70.17	19.09 - 70.17	42.18 - 70.17	15.07 - 70.17
Options exercisable at December 31, 2012 Number	99,600	(1)	216,378	234,669	225,138	149,400	199,200	36,000	1,160,385
Weighted average exercise price in $	42.18		37.64	40.96	40.01	44.58	43.49	44.50	41.27

(1)
Due to the leaving on age grounds of Dr. Lipps as of December 31, 2012, his stock options remain unaffected by the ending of his service agreement according to the plan terms.

        Based on the targets achieved in fiscal year 2012, performance-based bonuses payable in the form of share-based compensation with cash settlement totalling $2,751 million (2011: $2,306 million) were earned by members of the Management Board. On the basis of that value of the share-based compensation, determination of the specific number of shares will not be made by the Supervisory Board until March 2013, based on the then current price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. This number will then serve as a multiplier for the share price and as a base for calculation of the payment after the three-year vesting period.

        Phantom stock awards with a total value of $1,607 million (in 2011: $2,172 million) were granted to the Management Board members under the Company's Phantom Stock Plan 2011 in July 2012 as further share-based compensation component with cash settlement.

        The amount of the total compensation of the General Partner's Management Board for fiscal years 2012 and 2011 is shown in the following table:

	Total Compensation
	Cash Compensation (without long-term Incentive components)		Components with long-term Incentive Effect		Total Compensation (including long-term Incentive Components)
	2012	2011	2012	2011	2012	2011
	in thousands		in thousands		in thousands
Dr. Ben Lipps	$3,484	$2,954	$2,129	$2,411	$5,613	$5,365
Michael Brosnan	1,990	1,718	1,089	1,226	3,079	2,944
Roberto Fusté	1,918	1,726	1,053	1,211	2,971	2,937
Dr. Emanuele Gatti	2,251	2,131	1,167	1,293	3,418	3,424
Rice Powell	2,617	2,348	1,664	1,887	4,281	4,235
Dr. Rainer Runte	1,453	1,391	1,035	1,201	2,488	2,592
Kent Wanzek	1,391	1,240	1,035	1,194	2,426	2,434

Total	$15,104	$13,508	$9,172	$10,423	$24,276	$23,931

        Long-term incentive compensation components, i.e. stock options and share-based compensation components with cash settlement, can be exercised only after the expiration of the specified vesting period. Their value is recognized over the vesting period as expense in the respective fiscal year of the vesting period. Compensation expenses for long-term incentive compensation attributable to fiscal years 2012 and 2011 are shown in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based Compensation with Cash Settlement		Share-based Compensation
	2012	2011	2012	2011	2012	2011
	in thousands		in thousands		in thousands
Dr. Ben Lipps	$2,745	$1,529	$2,160	$1,085	$4,905	$2,614
Michael Brosnan	397	259	239	133	636	392
Roberto Fusté	492	568	284	175	776	743
Dr. Emanuele Gatti	447	553	602	564	1,049	1,117
Rice Powell	690	698	564	611	1,254	1,309
Dr. Rainer Runte	481	563	242	416	723	979
Kent Wanzek	397	259	211	111	608	370

Total	$5,649	$4,429	$4,302	$3,095	$9,951	$7,524

        The amount of the base salary and the amount of the total compensation of the members of the Management Board in accordance with the requirements of the compensation system have been and will be measured taking into account relevant reference values of other DAX-listed companies and of similar companies with comparable size and performance in the relevant industry sector.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

        There are individual contractual pension commitments for the Management Board members Roberto Fusté, Dr. Emanuele Gatti and Dr. Rainer Runte. In fiscal year 2012 further individual pension commitments have been made for the Management Board members Michael Brosnan, Rice Powell and Kent Wanzek. Under all of these commitments, Fresenius Medical Care as of December 31, 2012 has aggregate pension obligations of $19.494 million (as of December 31, 2011: $8.768 million).

        Each of the pension commitments provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest (at age 60 at the earliest with respect to Dr. Emanuele Gatti) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), calculated by reference to the amount of the recipient's most recent base salary.

        The retirement pension will pay 30% of the last base salary and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Law to improve company pension plans, "BetrAVG"). Thirty percent of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies are to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member's own legitimate children (leibliche eheliche Kinder) receive an orphan's pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans' pensions and the spousal pension together reach a maximum of 90% of the Management Board member's pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before he reaches 65 (or in the case of Dr. Gatti 60), except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching 65 (or in the case of Dr. Gatti 60) years of age.

        With Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, there is an individual agreement instead of a pension provision, to the effect that, upon termination of his employment contract/service agreement with Fresenius Medical Care Management AG, he will be retained to render consulting services to the Company for a period of 10 years. Accordingly Fresenius Medical Care Management AG and Dr. Ben Lipps entered into a consulting agreement for the period January 1, 2013 to December 31, 2022. By this consulting agreement Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as considering a non-compete covenant. The annual consideration for the fiscal year 2013 for such services would amount to approximately 45% of the non-performance-linked compensation components paid to him in fiscal year 2012 (including reimbursement of expenses, temporary reimbursement of expenses for property leases, company car provided temporarily as well as pension payments for the surviving spouse in case of death). Based on calculation at this time the annual value for such services for the fiscal years starting from 2014 will be reduced down to approximately 40% of the non-performance-linked compensation components paid to him in fiscal year 2012. The present value of this agreement amounted to $5,261 million as of December 31, 2012.

        Management Board members Rice Powell, Michael Brosnan and Kent Wanzek participated in the U.S.-based 401(k) savings plan in the year under review. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The Company supports this investment, for full-time employees with at least one year of service, with a contribution of 50% of the investment made, up to a limit of 6% of income – whereupon the allowance paid by the Company is limited to 3% of the income – or a maximum of $17,000 ($22,500 for employees 50 years of age or older). The aforementioned Management Board members were each contractually enabled to participate in this plan; in the past fiscal year the Company paid out $9.24 million (in the previous year: $9.31 million) respectively in this regard.

        Furthermore, Dr. Ben Lipps and the Management Board members Rice Powell and Michael Brosnan have acquired non-forfeitable benefits from participation in an employee pension plan of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

        Additions to pension obligations in fiscal year 2012 amounted to $10.893 million (2011: $1.033 million). The pension commitments are shown in the following table:

	Development and status of pension commitments
	As of January 1, 2012	increase	As of December 31, 2012
	in thousands
Dr. Ben Lipps	$839	$120	$959
Michael Brosnan	89	1,653	1,742
Roberto Fusté	2,759	1,219	3,978
Dr. Emanuele Gatti	4,878	1,719	6,597
Rice Powell	170	4,878	5,048
Dr. Rainer Runte	1,131	541	1,672
Kent Wanzek	—	763	763

Total	$9,866	$10,893	$20,759

        A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half their annual base salaries for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of control of the Company.

        All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of 12 months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependent will be paid three more monthly installments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the agreement.

Miscellaneous

        In fiscal year 2012, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

        The payments to Dr. Ben Lipps and the Management Board members Michael Brosnan and Kent Wanzek were paid in part in the U.S. (USD) and in part in Germany (EUR). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, such Management Board members will be compensated for the increased tax burden arising from German tax rates (net compensation) in comparison to US tax rates. Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed at US tax rates only. Therefore the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with preparation of the Board members' tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

        To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has obtained directors & officers liability insurance carrying a deductable which complies with the requirements of the German Stock Corporation Act. The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

        Former members of the Management Board did not receive any compensation in fiscal year 2012 other than that mentioned above under "Commitments to Members of the Management Board for the Event of the Termination of their Appointment". As of December 31, 2012 pension obligations to former Board members exist in an amount of $852,000 (2011: $646,000).

Compensation of the Supervisory Board of Fresenius Medical Care & Co. KGaA and Supervisory Board of Management AG

        The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in clause 13 of the Articles of Association.

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

        The chairman of the Supervisory Board receives additional compensation of $80,000 and his deputy additional compensation of $40,000 per respective complete fiscal year. In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth of earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this variable component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the supervisory board are only entitled to the variable remuneration component if the 3 year average EPS growth of at least 8.00% is reached. The variable remuneration component, based on the target achievement, is in principle disbursed on a yearly basis, namely following approval of the Company's annual financial statements, this for the fiscal year 2012 based on the 3-year average EPS growth for the fiscal years 2010, 2011 and 2012.

        As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $40,000, or, as chairman or vice chairman of a committee, $60,000 or $50,000, respectively payable in identical instalments at the end of a calendar quarter. For memberships in the

Nomination Committee and in the Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted.

        Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the Supervisory Board of the General Partner Fresenius Medical Care Management AG at the same time, and receive compensation for his work on the Supervisory Board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the Supervisory Board of Fresenius Medical Care Management AG. If the deputy chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as deputy chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

        The compensation for the Supervisory Board of Fresenius Medical Care Management AG and the compensation for its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 paragraph 3 of the Articles of Association of FMC-AG & Co. KGaA.

        The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is listed in the following tables, with the table immediately positioned hereinafter displaying the fixed compensation, whilst the subsequent table sets out the performance related compensation:

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-Performance Related Compensation
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	in thousand		in thousand		in thousand		in thousand		in thousand
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$40	$40	$260	$260
Dr. Dieter Schenk	60	60	60	60	50	50	—	—	170	170
Dr. Ulf M. Schneider(2)	160	160	—	—	70	70	—	—	230	230
Dr. Walter L. Weisman	40	40	40	40	50	50	60	60	190	190
John Gerhard Kringel(3)	—	20	0	15	—	30	—	—	—	65
William P. Johnston	40	40	40	40	120	120	40	40	240	240
Prof. Dr. Bernd Fahrholz(4)	—	—	80	80	—	—	50	45	130	125
Rolf A. Classon(5)	40	20	40	31	60	30	—	—	140	81

Total	$380	$380	$380	$386	$410	$410	$190	$185	$1,360	$1,361

(1)
Shown without VAT and withholding tax

(2)
Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG

(3)
Member of the supervisory board of FMC-AG & Co. KGaA until May 12, 2011, Member of the supervisory board and Member of committee of FMC Management AG until July 7, 2011

(4)
Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA

(5)
Member of the supervisory board of FMC-AG & Co. KGaA as of May 12, 2011, Member of the supervisory board of FMC Management AG as of July 7, 2011

	Performance Related Compensation in FMC Management AG		Performance Related Compensation in FMC-AG & KGaA		Performance Related Compensation		Total compensation
	2012	2011	2012	2011	2012	2011	2012	2011
	in thousand		in thousand		in thousand		in thousands
Dr. Gerd Krick	$35	$30	$35	$30	$70	$60	$330	$320
Dr. Dieter Schenk	35	30	35	30	70	60	240	230
Dr. Ulf M. Schneider(1)	70	60	—	—	70	60	300	290
Dr. Walter L. Weisman	35	30	35	30	70	60	260	250
John Gerhard Kringel(2),(3)	—	20	—	11	—	31	—	96
William P. Johnston	35	30	35	30	70	60	310	300
Prof. Dr. Bernd Fahrholz(4)	—	—	70	60	70	60	200	185
Rolf A. Classon(5),(6)	35	15	35	24	70	39	210	120

Total	$245	$215	$245	$215	$490	$430	$1,850	$1,791

(1)
Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA

(2)
Member of the supervisory board of FMC-AG & Co. KGaA until May 12, 2011 and of FMC Management AG until July 7, 2011

(3)
Amount for the year 2011 reflects the factual payment made in the reporting year, including a surplus payment (compared to the last annual report), which results from the non simultaneous retirement from both supervisory boards

(4)
Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG

(5)
Member of the supervisory board of FMC-AG & Co. KGaA as of May 12, 2011 and of FMC Management AG as of July 7, 2011

(6)
Amount for the year 2011 reflects the factual payment made in the reporting year, including a surplus payment (compared to the last annual report), which results from the non simultaneous appointment to both supervisory boards

C.    Board Practices

        For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see Item 6.A, "Directors, Senior Management and Employees – Directors and Senior Management," above. For information regarding certain compensation payable to certain members of the General Partner's Management Board after termination of employment, see Item 6.B, "Directors, Senior Management and Employees – Compensation – Commitments to Members of Management for the Event of the Termination of their Employment" above. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner's management board, by the Human Resources Committee of the General Partner's supervisory board, the members of which are Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston and Dr. Walter L. Weisman. In 2012, the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA consisted of Dr. Walter L. Weisman (Chairman), Prof. Dr. Bernd Fahrholz (Vice Chairman), Dr. Gerd Krick and Mr. William P. Johnston, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA's supervisory board in fulfilling its oversight responsibilities, primarily through:

  •
  overseeing management's conduct of our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

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

  •
  recommending to the Supervisory Board a candidate as independent auditors to audit our German statutory financial statements (to be proposed by the Supervisory Board for approval by our shareholders at our Annual General Meeting) and approval of their fees;

  •
  retaining the services of our independent auditors to audit our U.S. GAAP financial statements and approval of their fees; and

  •
  pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

        In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting ("EGM") held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we established a joint committee (the "Joint Committee") (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including:

  •
  transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue, and

  •
  acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is "significant" for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

        Furthermore, a nomination committee prepares candidate proposals for the supervisory board and suggests suitable candidates to supervisory board and for its nomination prospects to the General Meeting. In 2012, the nomination committee consisted of Dr. Gerd Krick (Chairman), Dr. Walter L. Weisman, Dr. Dieter Schenk.

        The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the "RRAC") whose members in 2011 were Mr. William P. Johnston (Chairman), Mr. Rolf A. Classon (Vice-Chairman) and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company's affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consisted of Dr. Ulf. M. Schneider (Chairman), Dr. Gerd Krick and Dr. Walter L. Weisman in 2012.

D.    Employees

        At December 31, 2012, we had 86,153 employees (full-time equivalents) as compared to 79,159 at December 31, 2011, and 73,452 at December 31, 2010. The 8.8% increase in 2012 was mainly due to the overall growth in our business and acquisitions. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2012	2011	2010
North America
Dialysis Care	42,767	37,584	36,488
Dialysis Products	8,422	7,904	7,557

	51,189	45,488	44,045

International
Dialysis Care	23,529	22,787	19,647
Dialysis Products	11,240	10,697	9,584

	34,769	33,484	29,231

Corporate	195	187	176
Total Company	86,153	79,159	73,452

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

E.    Share ownership

        As of December 31, 2012, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2012, Management Board members of the General Partner held options to acquire 2,201,205 ordinary shares of which options to purchase 1,160,385 ordinary shares were exercisable at a weighted average exercise price of €31.28 ($41.27). See Item 6.B, "Directors, Senior Management and Employees – Compensation". Those options expire at various dates between 2013 and 2020.

Options to Purchase Our Securities

Stock Option and Other Share Based Plans

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

        On May 12, 2011, the FMC-AG & Co. KGaA Stock Option Plan 2011 ("2011 SOP") was established by resolution of the AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's management and supervisory boards, forms the Company's Long Term Incentive Program 2011 ("2011 LTIP"). Under the 2011 LTIP, participants will be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 LTIP will be granted over a five-year period and can be granted on the last Monday in July and/or the first Monday in December each year. Prior to the respective grant, the participants will be able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options v. phantom stock. The amount of phantom stock that plan participants may choose to receive instead of stock options within the aforementioned predefined range is determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment will be conducted on the day following the AGM and with respect to the grants made in December, on the first Monday in October.

        Members of the Management Board of the General Partner, members of the management boards of the Company's affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 LTIP. With respect to participants who are members of the General Partner's Management Board, the General Partner's supervisory board has sole authority to grant awards and exercise other decision making powers under the 2011 LTIP (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 LTIP.

        The awards under the 2011 LTIP are subject to a four-year vesting period. The vesting of the awards granted is subject to achievement of performance targets measured over a four-year period beginning with the first day of the year of the grant. For each such year, the performance target is achieved if the Company's adjusted basic income per ordinary share ("Adjusted EPS"), as calculated in accordance with the 2011 LTIP, increases by at least 8% year over year during the vesting period or, if this is not the case, the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year of the Adjusted EPS during the four-year vesting period. At the end of the vesting period, one-fourth of the awards granted is forfeited for each year in which the performance target is not achieved. All awards are considered vested if the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year during the four-year vesting period. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the four-year vesting period.

        The 2011 LTIP was established with a conditional capital increase up to €12,000,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. Of these twelve million shares, up to two million stock options are designated for members of the Management Board of the General Partner, up to two and a half million stock options are designated for members of management boards of direct or indirect subsidiaries of the Company and up to seven and a half million stock options are designated for managerial staff members of the Company and such subsidiaries. The Company may issue new shares to fulfill the stock option obligations or the Company may issue shares that it has acquired or which the Company itself has in its own possession.

        The exercise price of stock options granted under the 2011 LTIP shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company's ordinary shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 LTIP have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 LTIP to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 LTIP are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or disposed of otherwise.

        Phantom stock under the 2011 LTIP entitles the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the stock exchange price on the Frankfurt Stock Exchange of one of the Company's Ordinary shares on the exercise date. Phantom stock will have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the March following the end of the vesting period.

Incentive plan

        In 2012, Management Board members were eligible for performance – related compensation that depended upon achievement of targets. The targets are measured by reference to operating profit margin, growth of group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions), and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions.

        The bonus for fiscal year 2012 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2012. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases. The amount of cash payment relating to the share-based component will correspond to the share price of FMC-AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. The amount of the achievable bonus for each of the members of the Management Board is capped.

        In 2006, Management AG adopted a three-year performance related compensation plan for fiscal years 2008, 2007 and 2006, for the members of its Management Board in the form of a variable bonus. A special bonus component (award) for some of the management board members consisted in equal parts of cash payments and a share-based compensation based on development of the share price of FMC-AG & Co. KGaA's ordinary shares. The amount of the award in each case depended on the achievement of certain performance targets. The targets were measured by reference to revenue growth, operating income, consolidated net income, and cash flow development. Annual targets have been achieved and the cash portion of the award has been paid after the end of the respective fiscal year. The share-based compensation portion of the award has been granted but subject to a three-year vesting period beginning after the respective fiscal year in which the target has been met and is amortized over the same three-year vesting period. The payment of the share-based compensation portion corresponds to the share price of FMC-AG & Co. KGaA's ordinary shares on exercise, i.e. at the end of the vesting period, and was also made in cash. The share-based compensation was revalued each reporting period during the vesting period to reflect the market value of the stock as of the reporting date with any changes in value recorded in the reporting period. This plan was fully utilized at the end of 2011.

        The share-based compensation incurred under these plans for years 2012, 2011 and 2010 was $2.8 million, $2.3 million and $2.6 million, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 and prior plans

        On May 9, 2006, as amended on May 15, 2007 for a three-for-one share split (the "Share Split"), the FMC-AG & Co. KGaA Stock Option Plan 2006 (the "Amended 2006 Plan") was established by resolution of our AGM with a conditional capital increase up to €15,000,000 subject to the issue of up to fifteen million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the Amended 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the management board, up to three million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to nine million options designated for managerial staff members of the Company and such subsidiaries. With respect to participants who are members of the Management Board, the General Partner's supervisory board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The Management Board has such authority with respect to all other participants in the Amended 2006 Plan.

        Options under the Amended 2006 Plan were granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share ("EPS"), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form to a KGaA and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2012, 2011, and 2010 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year's grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. The last grant under the Amended 2006 Plan took place on December 6, 2010. No further grants are possible under the Amended 2006 Plan. For information regarding options granted to each member of the Management Board, see Item 6.B, "– Compensation of the Management Board" above.

        Options granted under the Amended 2006 Plan to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or otherwise disposed of.

        At December 31, 2012, we had awards outstanding under the terms of various prior stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. Following the Share Split, the convertible bonds have a par value of €0.85 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee's obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

        Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the ordinary shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value ("Initial Value") is the average price of the shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value, as adjusted in accordance to the Share Split. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one ordinary share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan could be issued each year through May 22, 2006. Effective May 2006, no further grants could be issued under the 2001 plan.

        At December 31, 2012, the Management Board members held 2,201,205 stock options for Ordinary shares and employees of the Company held 8,945,561 stock options for ordinary shares with an average remaining contractual life of 4.65 years and 37,656 stock options for preference shares with an average remaining contractual life of 1.89 years with 37,656 exercisable preference options at a weighted average exercise price of $25.41 and 4,388,927 exercisable ordinary options at a weighted average exercise price of $41.25.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

        Our outstanding share capital consists of ordinary shares and non-voting preference shares both issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt ("ADR") form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become "beneficial owners" of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz or "WpHG"), persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin") of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company's outstanding voting rights. Such notification obligations will also apply to other financial instruments that result in an entitlement to acquire shares or that causes the hedging of shares (excluding the 3% threshold).

        We have been informed that as of February 18, 2013, Fresenius SE owned 94,380,382, approximately 31.2%, of our ordinary shares. In August 2008, a subsidiary of Fresenius SE issued Mandatorily Exchangeable Bonds in the aggregate principal amount of €554,000. These matured on August 14, 2011 when they were mandatorily exchangeable into ordinary shares of the Company. Upon maturity, Fresenius SE delivered 15,722,644 of the Company's ordinary shares to the bond holders. As a result, Fresenius SE's holding of the Company's ordinary shares decreased to 30.3%. On November 16, 2011, Fresenius SE announced its plan to increase its voting interest in the Company through the purchase of approximately 3.5 million of the Company's ordinary shares. On March 1, 2012, Fresenius SE stated that it had completed the acquisition of the 3.5 million ordinary Shares. The following schedule illustrates the latest threshold notifications furnished to us by third parties pursuant to the German Securities Trading Act:

Voting Rights Notifications (Last Reported Status)

Notifiying party	Date of reaching, exceeding or falling bellow	Reporting threshold	Attribution pursuant to Section 22 WpHG	Percentage of voting rights	Number of voting rights
BlackRock Financial Management, Inc., New York, USA	September 18, 2012	5% Exceeding	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	5.002	15,105,551
BlackRock Holdco 2, Inc., Wilmington, USA	September 18, 2012	5% Exceeding	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	5.002	15,105,551
BlackRock Advisors Holdings, Inc., New York, USA	November 6, 2012	3% Falling below	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	2.990	9,042,891
BlackRock, Inc., New York, USA	December 19, 2012	5% Falling below	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	4.970	15,017,045
Thornburg Investment Management, Inc., Santa Fé, USA	February 6, 2013	5% Exceeding	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	5.003	15,147,822
Mr. Garrett Thornburg, USA	February 6, 2013	5% Exceeding	Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2	5.003	15,147,822

        All of our ordinary shares have the same voting rights. However, as the sole shareholder of our General Partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16.G, "Corporate Governance – Supervisory Board."

        Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2012, after giving effect to the two-for-one split of our ADSs, 30,800,448 ordinary ADSs, each representing one half of an ordinary share, were held of record by 3,951 U.S. holders and there were 164,860 preference ADSs, each representing one half of a preference share, held of record by 1 U.S. holder. For more information regarding ADRs and ADSs see Item 10.B, "Memorandum and Articles of Association – Description of American Depositary Receipts."

Security Ownership of Certain Beneficial Owners of Fresenius SE

        Fresenius SE's share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

        The Else-Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else-Kröner-Fresenius Stiftung owns approximately 27.1% of the Fresenius SE ordinary shares. See Item 7.B, "Related party transactions – Other interests," below. According to the last information received from Allianz SE, they hold, indirectly, approximately 4.26% of the Fresenius SE ordinary shares.

B.    Related party transactions

        In connection with the formation of FMC-AG & Co. KGaA, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG & Co. KGaA and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE and their affiliates. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm's-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

        Dr. Gerd Krick, Chairman of our Supervisory Board, is also a member of the supervisory board of our General Partner as well as Chairman of the supervisory board of Fresenius SE and Chairman of the supervisory board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, Vice Chairman of the supervisory board of our General Partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also Vice Chairman of the Supervisory Board of Fresenius Management SE, and Dr. Ulf M. Schneider, Chairman of the supervisory board of our General Partner and a former member of the Management Board of FMC-AG & Co. KGaA, is Chairman of the management board of Fresenius Management SE. Dr. Ben J. Lipps, CEO of the Management Board of our General Partner until December 31, 2012, was also member of the management board of the general partner of Fresenius SE. Mr. Rolf A. Classon, Dr. Walter L. Weisman and Mr. William P. Johnston are members of both our Supervisory Board and our general partner's Supervisory Board.

        In the discussion below regarding our contractual and other relationships with Fresenius SE:

  •
  the term "we (or us) and our affiliates" refers only to FMC-AG & Co. KGaA and its subsidiaries; and

  •
  the term "Fresenius SE and its affiliates" refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real Property Lease

        We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €19.6 million, which was approximately $25.2 million as of December 31, 2012, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office (Statistisches Bundesamt). The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. The current option period for the lease agreements is set to expire in 2016. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see "Item 4.D. Property, plants and equipment."

Trademarks

        Fresenius SE continues to own the name and mark "Fresenius" and its "F" logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use "Fresenius Medical Care" in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the "Fresenius Medical Care" name as a trade name, in all aspects of the renal business.

Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

  •
  to use the "Fresenius Medical Care" mark in the then current National Medical Care non-renal business if it is used as part of "Fresenius Medical Care" together with one or more descriptive words, such as "Fresenius Medical Care Home Care" or "Fresenius Medical Care Diagnostics";

  •
  to use the "F" logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

  •
  to use "Fresenius Medical Care" as a trade name in the renal business

        We and our affiliates have the right to use "Fresenius Medical Care" as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use "Fresenius" or the "F" logo as a trademark or service mark, except that it is permitted to use "Fresenius" in combination with one or more additional words such as "Pharma Home Care" as a service mark in connection with its home care business and may use the "F" logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use "Fresenius" as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names. Fresenius SE's ten-year covenant not to compete with us, granted in 1996, has expired, and Fresenius SE may use "Fresenius" in its corporate names if it is used in combination with one or more additional distinctive word or words, provided that the name used by Fresenius SE is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

Other Intellectual Property

        Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE's dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

        We produce most of our products in our own facilities. However, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, manufactures some of our products for us, principally dialysis concentrates and other solutions, at facilities located in Germany, Brazil, France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

        Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2012, we sold products to Fresenius SE in the amount of $22.1 million. In 2012, we made purchases from Fresenius SE in the amount of $46.1 million.

        The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

        On September 10, 2008, Fresenius Kabi AG, a subsidiary of Fresenius SE, acquired Fresenius Kabi USA, Inc. (formerly APP Pharmaceuticals Inc.) ("Kabi USA"), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by Kabi USA through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization ("GPO") structure. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors' sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2012, we acquired $14.1 million of heparin from Kabi USA through the GPO.

Services Agreement

        We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2012, Fresenius SE and its affiliates charged us approximately $80.8 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing and warehousing. For 2012 we charged approximately $5.8 million to Fresenius SE and its subsidiaries for services we rendered to them.

        We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

        We are party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which we or our subsidiaries may request and receive one or more advances up to an aggregate amount of $400 million which matures on March 31, 2013. See Note 9 of the Notes to Consolidated Financial Statements, "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties – Short-Term Borrowings from Related Parties." During 2012, we received advances between €8.3 and €196.4 million which carried interest rates between 1.365% and 1.832%. As of December 31, 2012, we had loans of CNY 362 million ($58.2 million) outstanding with a subsidiary of Fresenius SE at a weighted average interest rate of 6.115%, with the majority of the loans due on May 23, 2014. We also provided a loan of €20.9 million to Fresenius SE at an interest rate of 1.484% which came due and was paid on January 11, 2013. On August 19, 2009, the Company borrowed €1.5 million ($2.0 million) from the General Partner at 1.335%. The loan repayment is currently scheduled for August 20, 2013 at an interest rate of 2.132%.

Other Interests

        Dr. Dieter Schenk, Vice Chairman of the supervisory boards of Management AG and of FMC-AG Co. KGaA and a member of the supervisory board of Fresenius Management SE, is a partner in the law firm of Noerr LLP, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. The portion of legal services to FMC-AG & Co. KGaA and its subsidiaries for the period January 1, 2012 through September 30, 2012, has been approved by our General Partner's supervisory board and our Supervisory Board, with Dr. Schenk abstaining from the vote. Services for the fourth quarter of 2012 will be reviewed in the first quarter of 2013 and are subject to approval by the supervisory board. During 2012, FMC-AG & Co. KGaA paid or processed for payment, approximately $1.8 million (€1,4 million) for these services performed by Noerr during the period October 1, 2011 through September 30, 2012. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 27.1% of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the advisory board of Else-Kröner-Fresenius-Stiftung. See "– Security Ownership of Certain Beneficial Owners of Fresenius SE."

        Under the Articles of Association of FMC AG & Co. KGaA, we will pay Fresenius SE a guaranteed return on its capital investment in our general partner. See Item 1.6G, "Corporate Governance – The Legal Structure of FMC AG & Co. KGaA," below.

General Partner Reimbursement

        Management AG is a 100% wholly-owned subsidiary of Fresenius SE. The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including compensation of the members of the General Partner's supervisory board and Management Board. The aggregate amount reimbursed to Management AG for 2012 was approximately $19.0 million for its management services during 2012 including $0.94 million as compensation for its exposure to risk as general partner. The Company's Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner's share capital (which is currently €3.0 million after a capital increase of €1.5 million in 2012). See Item 16.G "Governance – The Legal Structure of FMC-AG & Co. KGaA" below.

Item 8.    Financial information

        The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7.  Legal Proceedings

        The information in Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Legal Proceedings," in Part III, Item 18 of this report is incorporated by this reference in response to this item. For information regarding certain tax audits and related claims, see Note 17 of the Notes to Consolidated Financial Statements, "Income Taxes."

8.A.8.  Dividend Policy

        We generally pay annual dividends on both our preference shares and our ordinary shares in amounts that we determine on the basis of FMC-AG & Co. KGaA's prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our Articles of Association, the minimum dividend payable on the Preference shares is €0.04 per share and, if we declare dividends, holders of our preference shares must receive €0.02 per share more than the dividend on an Ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our preference shares before we pay dividends declared on our ordinary shares.

        The General Partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the AGM in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

        Our 2012 Senior Credit Agreement restricts our ability to pay dividends. Item 5.B, "Operating and Financial Review and Prospects – Liquidity and Capital Resources" and the notes to our consolidated financial statements appearing elsewhere in this report discuss this restriction.

        The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

Per Share Amount	2012	2011	2010
Preference share	€0.71	€0.67	€0.63
Ordinary share	€0.69	€0.65	€0.61

        We have announced that the general partner's Management Board and our Supervisory Board have proposed dividends for 2012 payable in 2013 of €0.77 per preference share and €0.75 per ordinary share. These dividends are subject to approval by our shareholders at our AGM to be held on May 16, 2013.

        Except as described herein, holders of ADSs will be entitled to receive dividends on the Ordinary shares and the Preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and distribute the dividends to ADS holders. See Item 10, "Additional Information – Description of American Depositary Receipts – Share Dividends and Other Distributions." Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid on the Preference shares and dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in "Item 10.E. Taxation".

Item 9.    The Offer and Listing Details

A.4. and C.    Information regarding the trading markets for price history of our stock

Trading Markets

        The principal trading market for our ordinary shares and the preference shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares and preference shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary and preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see Item 10.B., "Memorandum and articles of association – Description of American Depositary Receipts." However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in Item 7.A., "Major Shareholders." Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996, the preference shares since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

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

        Since October 1, 1996, ADSs representing our ordinary shares (the "Ordinary ADSs"), have been listed and traded on the New York Stock Exchange ("NYSE") under the symbol FMS and since November 25, 1996, ADSs representing our Preference shares (the "Preference ADSs"), have been listed and traded on the NYSE under the symbol FMS/P. Effective December 3, 2012, we effected a two-for-one split of our Ordinary ADSs outstanding and our Preference ADSs, which changed the ratio of each class of ADSs from one ADSs representing one share to two ADSs representing one share. At December 31, 2012, there were 164,860 preference ADSs outstanding. Accordingly, while the preference ADSs remain listed on the New York Stock Exchange, the trading market for the preference ADSs is highly illiquid. In addition, in connection with the New Your Stock Exchange listing of our ADSs upon consummation of our transformation and the related conversion offer, the New York Stock Exchange advised us that if the number of publicly held preference ADSs falls below 100,000, which has occurred, the preference ADSs could be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is Bank of New York Mellon (the "Depositary").

Trading on the Frankfurt Stock Exchange

        Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time ("CET"). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers. As of March 2012, the most recent figures available, the shares of more than 11,000 companies were traded on Xetra.

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

        The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

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

        As of February 19, 2013, the share prices for the ordinary and preference shares traded on the Frankfurt Stock Exchange were €52.41 and €43.01, respectively.

		Price per ordinary share (€)		Price per preference share (€)
		High	Low	High	Low
2013	January	52.49	48.21	43.80	39.60
2012	December	54.40	52.10	45.50	42.20
	November	53.80	51.30	44.70	41.50
	October	59.40	54.20	46.80	44.80
	September	57.50	54.40	45.00	43.70
	August	59.00	56.40	45.70	43.90
2012	Fourth Quarter	59.43	51.30	46.75	41.54
	Third Quarter	59.51	54.38	45.70	43.12
	Second Quarter	55.83	51.21	44.51	41.30
	First Quarter	57.03	50.80	46.00	41.40
2011	Fourth Quarter	53.54	48.50	45.00	39.13
	Third Quarter	55.13	45.41	45.90	37.99
	Second Quarter	53.06	48.23	45.50	40.67
	First Quarter	49.46	41.11	41.35	34.48
2012	Annual	59.51	50.80	46.75	41.30
2011	Annual	55.13	41.11	45.90	34.48
2010	Annual	45.79	36.10	38.50	28.20
2009	Annual	37.71	26.07	35.30	25.24
2008	Annual	39.10	29.73	37.60	28.31

        The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2012 was 682,141 shares and 618 shares, respectively. The foregoing figures are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

        As of February 19, 2013, the share prices for the Ordinary ADSs and Preference ADSs traded on the NYSE were $34.88 and $27.59, respectively.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE. All ADS prices have been adjusted to reflect the two for one split of our ADSs in December 2012.

		Price per ordinary ADS ($)		Price per preference ADS ($)
		High	Low	High	Low
2013	January	35.60	32.30	27.60	25.80
2012	December	35.30	34.10	28.00	26.30
	November	34.60	32.80	27.00	25.50
	October	38.90	35.20	29.00	28.30
	September	37.10	35.50	28.70	26.80
	August	36.30	35.20	27.50	26.50
2012	Fourth Quarter	38.90	32.80	29.00	25.50
	Third Quarter	37.10	34.40	28.70	25.70
	Second Quarter	36.40	32.10	28.50	25.30
	First Quarter	37.10	33.30	29.40	26.90
2011	Fourth Quarter	38.02	32.48	30.75	27.50
	Third Quarter	39.96	32.10	31.05	26.26
	Second Quarter	39.29	34.29	31.40	27.11
	First Quarter	34.87	27.88	27.59	23.00
2012	Annual	38.93	32.13	29.42	25.28
2011	Annual	39.96	27.88	31.40	23.00
2010	Annual	32.01	23.79	26.56	19.44
2009	Annual	27.48	17.83	25.00	16.00
2008	Annual	29.51	19.92	27.50	14.44

Item 10.   Additional information

B.    Articles of Association

        FMC-AG & Co. KGaA is a partnership limited by shares ("KGaA") (Kommanditgesellschaft auf Aktien) organized under the laws of Germany. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our registered business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

        The following summary of the material provisions of our articles of association ("Articles of Association") (Satzung) is qualified in its entirety by reference to the complete text of our Articles of Association. An English convenience translation of our Articles of Association has been filed with the Securities and Exchange Commission and can also be found on our website under www.fmc-ag.com. For a summary of certain other provisions of our Articles of Association relating to management by our General Partner and required ownership of our share capital by the shareholder of our general partner, See Item 16.G, "Governance – the Articles of Association of FMC-AG & Co. KGaA" above.

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

General Information Regarding Our Share Capital

        As of February 19, 2013, our share capital consists of €306,713,698, divided into 302,758,365 bearer ordinary shares without par value (Stückaktien) and 3,973,333 bearer non-voting preference shares without par value (Stückaktien). Our share capital has been fully paid in.

        All shares of FMC-AG & Co. KGaA are in bearer form. Our shares are deposited as share certificates in global form (Sammelurkunden) with Clearstream Banking AG, Frankfurt am Main, Germany. Shareholders are not entitled to have their shareholdings issued in certificated form. All shares of FMC-AG & Co. KGaA are freely transferable, subject to any restrictions imposed by applicable securities laws.

General provisions on Increasing the Capital of Stock Corporations and Partnerships Limited by Shares

        Under the German Stock Corporation Act (Aktiengesetz), the capital of a stock corporation or of a partnership limited by shares may be increased by a resolution of the general meeting, passed with a majority of at least three quarters of the capital represented at the vote, unless the articles of association of the stock corporation or the partnership limited by shares provide for a different majority.

        In addition, the general meeting of a stock corporation or a partnership limited by shares may create authorized capital (also called approved capital) (genehmigtes Kapital). The resolution creating authorized capital requires the affirmative vote of a majority of at least three quarters of the capital represented at the vote and may authorize the management board to issue shares up to a stated amount for a period of up to five years. The nominal value of the authorized capital may not exceed half of the share capital at the time of the authorization.

        In addition, the general meeting of a stock corporation or of a partnership limited by shares may create conditional capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares as consideration to prepare a merger with another company, or (iii) shares offered to members of the management board or employees of the company or of an affiliated company. In each case, the authorizing resolution requires the affirmative vote of a majority of at least three quarters of the capital represented at the vote. The nominal value of the conditional capital may not exceed half or, in the case of conditional capital created for the purpose of issuing shares to members of the management board and employees, 10% of the company's share capital at the time of the resolution.

        In a partnership limited by shares all resolutions increasing the capital of the partnership limited by shares also require the consent of the General Partner for their effectiveness.

Authorized Capital

        By resolution of the Annual General Meeting of shareholders ("AGM") on May 11, 2010, Management AG was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company's share capital until May 10, 2015 up to a total of €35,000,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2010/I". The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the company (indirect pre-emption rights). No Authorized Capital 2010/I has been issued as of December 31, 2012.

        In addition, by resolution of the AGM on May 11, 2010, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2010/II". The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2010/II has been issued as of December 31, 2012.

        Authorized Capital 2010/I and Authorized Capital 2010/II became effective upon registration with the commercial register of the local court in Hof an der Saale on May 25, 2010.

Conditional Capital

        By resolution of the AGM on May 12, 2011, the Company's share capital was conditionally increased up to €12,000,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with no par value and a nominal value of €1.00 each. This conditional increase can only be affected by the exercise of stock options under the Company's Stock Option Plan 2011, with each stock option awarded exercisable for one ordinary share (see Note 15). The Company has the right to deliver ordinary shares that it owns or purchases in the market in place of increasing capital by issuing new shares.

Treasury Shares

        By resolution of the AGM on May 12, 2011 the Company was authorized to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of the shareholder resolution until May 11, 2016. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to Sections 71a et seqq. German Stock Corporation Act (Aktiengesetz or AktG), must at no time exceed 10% of the registered share capital. The purchase may be limited to one class of shares only. The authorization must not be used for the purpose of trading in treasury shares. The General Partner is authorized to use treasury shares purchased on the basis of this authorization for any purpose legally permissible and in particular for the following purposes:

        The authorization entitles the General Partner to acquire and use and to partially or entirely cancel treasury shares bought back, in accordance with common practice among large publically listed companies in Germany without a further resolution of the AGM being required. Furthermore, the General Partner is authorized to sell ordinary treasury shares of the Company also in ways other than via the stock exchange or by means of an offer made to all shareholders, against payment in cash and to the exclusion of subscription rights. Additionally, it is also possible to use ordinary treasury shares against contributions in kind within the scope of business combinations and upon acquisition of companies and other assets, excluding shareholders' subscription rights.

        The authorization further provides that ordinary treasury shares in lieu of the utilization of a conditional capital of the Company can also be issued, excluding the subscription right of shareholders, to employees of the Company and its affiliates, including members of the management or employees of affiliates, and used to service options or obligations to purchase ordinary shares of the Company granted or to be granted to employees of the Company or its affiliates as well as members of the management of affiliates. The General Partner shall further be authorized to use ordinary treasury shares to fulfil notes carrying warrant or conversion rights or conversion obligations, issued by the Company or dependent entities of the Company as defined in Section 17 of the German Stock Corporation Act and excluding subscription rights according to section 186 (3) sentence 4 German Stock Corporation Act. Finally, the General Partner shall be authorized to exclude fractional amounts, if any, in an offer made to all shareholders.

        As of December 31, 2012 the Company has not purchased or used treasury shares.

Voting Rights

        Each ordinary share entitles the holder thereof to one vote at general meetings of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at an ordinary general or an extraordinary general meeting of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our Articles of Association. Fresenius SE as shareholder of the General Partner is not entitled to vote its ordinary shares in the election or removal of members of the Supervisory Board of FMC-AG & Co. KGaA, the approval of the acts of the General Partners and members of the Supervisory Board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of the management of the Company, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius SE's voting rights may not be exercised by any other person.

        Our preference shares do not have any voting rights, except as otherwise required by law. If we do not pay the minimum annual dividend payable on the preference shares for any year in the following year, and we do not pay both the dividend arrearage and the dividend payable on the preference shares for such following year in full in the next following year, then the preference shares shall have the same voting rights as the ordinary shares (one vote for each share held or for each ADS held) until all preference share dividend arrearages are fully paid up. In addition, holders of preference shares are entitled to vote on most matters affecting their preferential rights, such as changes in the rate of the preferential dividend. Any such vote requires the affirmative vote of at least 75% of the votes cast in a meeting of holders of preference shares.

Dividend Rights

        The General Partner and our Supervisory Board will propose any dividends for approval at the AGM. Usually, shareholders vote on a recommendation made by management (i.e. the General Partner) and the Supervisory Board as to the amount of dividends to be paid. Any dividends are paid once a year, generally, immediately following our AGM. Our General Partner's Management Board will propose to the shareholders at the Annual General meeting on May 16, 2013, a dividend with respect to 2012 and payable in 2013, of €0.75 per ordinary share and €0.77 per preference share. For information regarding dividends paid in prior years, see Item 3A, "Key Information – Selected Financial Data."

        Under German law, dividends may only be paid from our balance sheet profits (Bilanzgewinn) as determined by our unconsolidated annual financial statements as approved by our AGM and by our General Partner. Unlike our consolidated annual financial statements, which are prepared on the basis of accounting principles generally accepted in the United States of America (U.S. GAAP), the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our ordinary shares and our preference shares that are entitled to dividend payments are held in a clearing system, the dividends will be distributed in accordance with the rules of the individual clearing system. We will publish notice of the dividends paid and the appointment of the paying agent or agents for this purpose in the German Federal Gazette (Bundesanzeiger). If dividends are declared, preference shareholders will receive €0.02 per share more than the dividend payable on our ordinary shares, but not less than €0.04 per share, according to our Articles of Association. Under German law, we must pay the annual dividend for our preference shares prior to paying any dividends on the ordinary shares. If the profit shown on the balance sheet in one or more fiscal years is not adequate to permit distribution of a dividend of €0.04 per preference share, the shortfall without interest must be made good out of the profit on the balance sheet in the following fiscal year or years after distribution of the minimum dividend on the preference shares for that year or years and prior to the distribution of a dividend on the ordinary shares. The right to this payment is an integral part of the profit share of the fiscal year from which the shortfall in the preference share dividend is made good.

        In the case of holders of ADRs, the depositary will receive all cash dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend. See "Description of American Depositary Receipts – Share Dividends and Other Distributions."

Liquidation Rights

        Our company may be dissolved by a resolution of our general shareholders' meeting passed with a majority of at least three quarters of our share capital represented at such general meeting and the approval of the General Partner. In accordance with the AktG, in such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder. Our preference shares are not entitled to a preference in liquidation.

Pre-emption Rights

        Under the German Stock Corporation Act, each shareholder in a stock corporation or partnership limited by shares has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of the company. Basically, such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period. Our general shareholders' meeting may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at the general meeting at which the resolution to exclude the pre-emption rights is passed. In addition, an exclusion of pre-emption rights requires a report by the General Partner justifying the exclusion by explaining why the interest of FMC-AG & Co. KGaA in excluding the pre-emption rights outweighs our shareholders' interests in receiving such rights. However, such justification is not required for any issue of new shares if:

  •
  we increase our share capital against contributions in cash;

  •
  the amount of the capital increase does not exceed 10% of our existing share capital; and

  •
  the issue price of the new shares is not significantly lower than the price for the shares quoted on a stock exchange.

Exclusion of Minority Shareholders

        Under the provisions of Sections 327a et seq. of the German Stock Corporation Act concerning squeeze-outs, a shareholder who owns 95% of the issued share capital (a "principal shareholder") may request that the shareholders' general meeting of a stock corporation or a partnership limited by shares resolve to transfer the shares of the other minority shareholders to the principal shareholder in return for adequate cash compensation. In a partnership limited by shares, the consent of the general partner(s) is not necessary for the effectiveness of the resolution. The amount of cash compensation to be paid to the minority shareholders must take account of the issuer's financial condition at the time the resolution is passed. The full value of the issuer, which is normally calculated using the capitalization of earnings method (Ertragswertmethode), is decisive for determining the compensation amount.

        In addition to the provisions for squeeze-outs of minority shareholders, Sections 319 et seq. of the German Stock Corporation Act provides for the integration of stock corporations. In contrast to the squeeze-out of minority shareholders, integration is only possible when the future principal company is a stock corporation with a stated domicile in Germany. A partnership limited by shares cannot be integrated into another company in accordance with Sections 319 et seq. of the German Stock Corporation Act.

General Meeting

        Our AGM must be held within the first eight months of each fiscal year at the location of FMC-AG & Co. KGaA's registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. To attend the general meeting and exercise voting rights, shareholders must register for the general meeting and prove ownership of shares. The relevant reporting date is the beginning of the 21st day prior to the general meeting.

Amendments to the Articles of Association

        An amendment to our Articles of Association requires both a voting majority of at least 75% of the shares entitled to vote represented at the general meeting and the approval of the General Partner.

Description of American Depositary Receipts

General

        The Bank of New York Mellon, a New York banking corporation, is the depositary for American Despositary Shares ("ADSs") representing our ordinary shares and preference shares. After giving effect to a one for two split of the ADSs of both classes that was effective December 3, 2012 (see item 7A, "Major Shareholders and Related Party Transactions – Major Shareholders – Security Ownership of Certain Beneficial Owners of Fresenius Medical Care"), each ADS represents an ownership interest in one-half an ordinary share or one-half a preference share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreements among ourselves, the depositary and all of the holders and owners of ADSs of the applicable class from time to time (who become bound by the deposit agreement by their acceptance of American Depositary Receipts, or ADRs, evidencing their ADSs). Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates or may also be uncertificated. If ADSs are issued in uncertificated form, owners holding ADSs in book-entry form will receive periodic statements from the depositary showing their ownership of ADSs. In the case of beneficial holders of ADSs, owners will receive these periodic statements through their brokers.

        The depositary's office is located at 101 Barclay Street, New York, NY 10286, U.S.A.

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

        As of December 31, 2012, after giving effect to the split of our ADSs described above, we had 164,860 preference share ADSs outstanding. Accordingly, while the preference share ADSs remain listed on the New York Stock Exchange, the trading market for the preference share ADSs is highly illiquid.

        The following is a summary of the material terms of the deposit agreements. Because it is a summary, it does not contain all the information that may be important to investors. Except as specifically noted, the description covers both ordinary share ADSs and preference share ADSs. For more complete information, investors should read the entire applicable deposit agreement and the form of ADR of the relevant class which contains the terms of the ADSs. Investors may obtain a copy of the deposit agreements at the SEC's Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. Electronic copies of the deposit agreements are also available on the website maintained by the SEC, www.sec.gov.

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

  •
  Rights to receive additional shares.  In the case of a distribution of pre-emptive rights to subscribe for ordinary shares or preference shares, or other subscription rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADS holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish the required evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

  •
  allow the rights to lapse, in which case ADS holders will receive nothing, or

  •
  sell the rights if practicable and distribute the net proceeds as cash.

        We have no obligation to file a registration statement under the U.S. Securities Act of 1933, as amended (the "Securities Act") in order to make any rights available to ADS holders.

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

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent). Registered holders will receive the checks directly, while the checks for beneficial owners will be first sent to the brokers, who will then distribute the cash to the rightful owners.

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

        The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreements. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as "deposited securities."

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will deliver ADSs of the applicable class in the name of the person entitled to them.

        All ADSs issued will, unless specifically requested to the contrary, be delivered through the book-entry settlement system of The Depository Trust Company, also referred to as DTC, or be uncertificated and held through the depositary's book-entry direct registration system ("DRS"), and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder's name. An ADS holder can request that the ADSs not be held through the depositary's DRS and that an ADR be issued to evidence those ADSs. ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office.

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

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreements understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreements, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

        When an investor surrenders ADSs at the depositary's office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the whole number of ordinary shares or preference shares represented by the ADSs turned in to the account the investor directs within Clearstream Banking AG, the central German clearing firm.

        The depositary may restrict the withdrawal of deposited securities only in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary, or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends,

  •
  the payment of fees, taxes and similar charges, or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.

        This right of withdrawal may not be limited by any other provision of the applicable deposit agreement.

Voting Rights

        You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders' meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

        The depositary will try, as far as practical, subject to German law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct as described below.

        We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders' meeting in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

        If (i) we timely asked the depositary to solicit your voting instructions, (ii) the depositary receives a recommendation as to how to vote from the custodian pursuant to the German Stock Corporation Act before it mails voting materials to ADS holders and (iii) the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to the custodian to vote the number of deposited securities represented by your ADSs in accordance with the custodian's recommendation. The depositary will give a discretionary proxy in those circumstances with respect to each question covered by the recommendation unless we notify the depositary that:

  •
  we do not wish a discretionary proxy to be given;

  •
  we think there is substantial shareholder opposition to the particular question; or

  •
  we think the particular question would have an adverse impact on our shareholders.

Fees and Expenses

        For information regarding fees and expenses payable by holders of ADSs and amounts payable by the Depository to the Company, see Item 12.D, "American Depositary Shares."

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

        The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary are closed or at any time if the depositary or we think it advisable to do so.

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

Independent Directors

        Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the supervisory board of FMC-AG & Co. KGaA or as a member of the supervisory board of Management AG. If an independent director resigns, is removed, or is otherwise unable or unwilling to serve in that capacity, a new person shall be appointed to serve as an independent director in accordance with the provisions of the articles of association of the general partner, and the pooling arrangements, if as a result of the resignation or removal the number of independent directors falls below the required minimum. The provisions of the pooling agreement relating to independent directors are in addition to the functions of the joint committee established in connection with the transformation of our legal form and conversion of our preference shares, and are also in addition to the requirement of Rule 10A-3 under the Securities Exchange Act of 1934 that our audit committee be composed solely of independent directors as defined in that rule. We have identified the members of Management AG's supervisory board who are independent for purposes of our pooling arrangements in Item 6.B., "Directors, Senior Management and Employees – The General Partner's Supervisory Board."

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

  •
  prepare all financial statements required for any filing in accordance with generally accepted accounting principles of the U.S. ("U.S. GAAP");

  •
  on an annual basis, prepare audited consolidated financial statements in accordance with U.S. GAAP, and, on a quarterly basis, prepare and furnish to the SEC consolidated financial statements prepared in accordance with U.S. GAAP under cover of form 6-K or a comparable successor form;

  •
  furnish materials to the SEC with respect to annual and special shareholder meetings under cover of Form 6-K and make the materials available to the depositary for distribution to holders of ordinary share ADSs and, if we maintain a preference share ADS facility, to holders of preference share ADSs at any time that holders of preference shares are entitled to voting rights; and

  •
  make available to the depositary for distribution to holders of ADSs representing our ordinary shares and, if we maintain a preference share ADS facility, ADSs representing our preference shares on an annual basis, a copy of any report prepared by the supervisory board or the supervisory board of the general partner and provided to our shareholders generally pursuant to Section 314(2) of the German Stock Corporation Act, or any successor provision. These reports concern the results of the supervisory board's examination of the managing board's report on our relation with affiliated enterprises.

Term

        The pooling arrangements will terminate if:

  •
  Fresenius SE or its affiliates acquire all our voting shares;

  •
  Fresenius SE's beneficial ownership of our outstanding share capital is reduced to less than 25%;

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

C.    Material contracts

        For information regarding certain of our material contracts, see "Item 7.B. Major Shareholders and Related Party Transactions – Related Party Transactions." For a description of our stock option plans, see "Item 6.E. Directors, Senior Management and Employees – Share Ownership – Options to Purchase our Securities." For a description of our 2012 Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see Note 9, "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties" and Note 10, "Long-Term Debt and Capital Lease Obligations" of the Notes to Consolidated Financial Statements.

        Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co., a description of which appears in Note 19 of the Notes to Consolidated Financial Statements, "Legal Proceedings," and the Merger agreement among us, FMCH and RCG.

D.    Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders.

        At the present time, Germany does not restrict the export or import of capital, except for certain restrictions on transactions based on international embargo or terror prevention resolutions concerning for example Iraq, Iran, the People's Republic of Korea, Sudan or Syria. However, the Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie) may – in exceptional cases – review and prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company resident outside of the European Union or the European Free Trade Area if such acquisition constitutes a sufficiently serious threat to the public security or order. This provision is also applicable on other means of acquisition, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). In addition, residents must report (i) monthly any claims against, or any liabilities payable to, non-residents individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 million at the end of any month and (ii) yearly claims against non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims under (i) exceed €500 million at the end of the year. Further, residents must report yearly the value (Stand) of the assets (Vermögen) of (i) non-resident companies in which either 10% or more of the shares or of the voting rights in the company are attributed to the resident, or more than 50% of the shares or of the voting rights are attributed to the resident and/or to one of more non-resident companies which are controlled by the resident and (ii) of the resident's non-resident branch offices and permanent establishments. Likewise, residents must report yearly the value of the assets of (i) resident companies in which either 10% or more of the shares or of the voting rights in the company are attributed to a non-resident, or more than 50% of the shares or the voting rights are attributed to a non-resident and/or to one or more resident companies which are controlled by a non-resident and (ii) of a non-resident's branch offices and permanent establishments.

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

Tax Treatment of Dividends

        German corporations are required to withhold tax on dividends paid to resident and non-resident shareholders. The German Business Tax Reform 2008 increased the withholding tax rate on dividends to 25% (plus solidarity surcharges) starting January 1, 2009. Also effective January 1, 2009 for corporate non-German holders, forty percent (40%) of the withheld and remitted withholding tax may be refunded upon application at the German Federal Tax Office (at the address noted below), which would generally result in a net withholding of 15% (plus solidarity surcharge). The entitlement of corporate non-German holders to further reductions of the withholding tax under an applicable income tax treaty remains unaffected. A partial refund of this withholding tax can be obtained by U.S. holders under the U.S.-German Tax Treaty ("Treaty"). For U.S. federal income tax purposes, U.S. holders are taxable on dividends paid by German corporations subject to a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against U.S. federal income tax depend on whether the U.S. holder is a corporation owning at least 10% of the voting stock of the German corporation ("Holder 1").

        In the case of any U.S. holder ("Holder 2") other than a Holder 1, the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In this case, for each $100 of gross dividend that we pay to a Holder 2, the dividend is subject to withholding tax of $26.38, $11.38 which is refunded, resulting in a net tax of $15. For U.S. foreign tax credit purposes, the U.S. holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the foreign tax credit or the deduction for taxes paid.

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

        Under the Treaty the refund of German tax, including the withholding tax, Treaty payment and solidarity surcharge, will not be granted when the ADSs are part of the business property of a U.S. holder's permanent establishment located in Germany or are part of the assets of an individual U.S. holder's fixed base located in Germany and used for the performance of independent personal services. In this case, however, withholding tax and solidarity surcharge may be credited against German income tax liability.

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

        U.S. holders must also submit to the German tax authorities certification of their last filed U.S. federal income tax return. Certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service Center, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the U.S. holder's name, address, phone number, social security number or employer identification number, tax return form number and tax period for which certification is requested. The Internal Revenue Service will send the certification back to the U.S. holder for filing with the German tax authorities.

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

        Upon a sale or other disposition of the ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the ADSs. Such gain or loss will generally be capital gain or loss if the ADSs are held by the U.S. holder as a capital asset, and will be long-term capital gain or loss if the U.S. holder's holding period for the ADSs exceeds one year. Individual U.S. holders are generally taxed at a maximum 15% rate on net long-term capital gains.

Gift and Inheritance Taxes

        The U.S.-Germany estate, inheritance and gift tax treaty provides that an individual whose domicile is determined to be in the U.S. for purposes of such treaty will not be subject to German inheritance and gift tax, the equivalent of the U.S. federal estate and gift tax, on the individual's death or making of a gift unless the ADSs are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the U.S., however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

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

H.    Documents on display

        We file periodic reports and information with the Securities and Exchange Commission and the New York Stock Exchange. You may inspect a copy of these reports without charge at the Public Reference Room of the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C. 20549 or at the Securities and Exchange Commission's regional offices 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is http://www.sec.gov.

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

        We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in these annual reports are prepared in conformity with U.S. GAAP. Our annual and quarterly reports to our shareholders are posted under "Publications" on the "Investor Relations" page of our website at http://www.fmc-ag.com. In furnishing our web site address in this report, however, we do not intend to incorporate any information on our web site into this report, and any information on our web site should not be considered to be part of this report.

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

  •
  the availability of financing.

        Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, "Key Information – Risk Factors." Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement Rates

        We obtained approximately 32% of our worldwide revenue for 2012 from sources subject to regulations under U.S. government healthcare programs. In the past, U.S. budget deficit reduction and healthcare reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future. Effective January 1, 2011, the Medicare reimbursement rate for dialysis services is determined on the basis of a case-mix adjusted "blended" prospective payment system for ESRD dialysis facilities. See Item 4.B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and "– Health Care Reform."

        We also obtain a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

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

Management of Foreign Exchange and Interest Rate Risks

        We are primarily exposed to market risk from changes in foreign exchange rates and changes in interest rates. In order to manage the risks from these foreign exchange rate and interest rate fluctuations, we enter into various hedging transactions, as authorized by the Management Board of the general partner, with banks which generally have ratings in the "A" Category or better. We do not use financial instruments for trading or other speculative purposes.

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

        The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2012. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2012, and the credit risk inherent to those contracts with positive market values as of December 31, 2012. All contracts expire within 35 months after the reporting date.

Foreign Currency Risk Management

December 31, 2012

(USD in millions)

Nominal amount

	2013	2014	2015	2016	2017	Total	Fair value	Credit risk
Purchase of EUR against US$	$316	9	—	—	—	$325	$5	$7
Sale of EUR against US$	553	—	—	—	—	553	(9)	—
Purchase of EUR against others	846	61	29	—	—	936	11	23
Sale of EUR against others	268	31	29	—	—	328	(1)	1
Others	41	3	—	—	—	44	(1)	1

Total	$2,024	104	58	—	—	$2,186	$5	$32

        A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The European Central Bank ("ECB") determines such rates ("Reference Rates") based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily at 2:15 p.m.

(CET). In preparing our consolidated financial statements and in converting certain U.S. dollar amounts in this report, we have used the Year's Average Reference Rate of $1.2848 or Year's Close Reference Rate of $1.3194 per €1.00.

Year ending December 31,	Year's High	Year's Low	Year's Average	Year's Close
2008 US$ per EUR	1.5990	1.2460	1.4713	1.3917
2009 US$ per EUR	1.5120	1.2555	1.3948	1.4406
2010 US$ per EUR	1.4563	1.1942	1.3259	1.3362
2011 US$ per EUR	1.4882	1.2889	1.3920	1.2939
2012 US$ per EUR	1.3454	1.2089	1.2848	1.3194

The Reference Rate on February 19, 2013 was $1.3349 per €1.00.

Cash-Flow-at-Risk Model

        We use a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risk is the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. As of December 31, 2012, the Company's cash flow at risk amounts to $39.7 million; this means the potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months has a 95% probability of not being higher than $39.7 million.

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

        These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed rate. The euro-denominated interest rate swaps expire in 2016 and have an interest rate of 1.73%.

        As of December 31, 2012, the notional amount of euro-denominated interest rate swaps in place was €100 million ($132 million). Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2012, the negative fair value of our interest rate agreements is $6 million.

        The table below presents principal amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

 Interest Rate Exposure

December 31, 2012

(in millions)

	2013		2014	2015	2016		2017	There- after		Totals	Fair Value Dec. 31, 2012
FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement		$100	200	200	200		1,959			$2,659	$2,653
Variable interest rate = 2.35%
Accounts receivable securitization programs	$				162	(1)				$162	$162
Variable interest rate = 0.75%
EIB loans		$140								$140	$140
Variable interest rate = 0.438%
FLOATING RATE € DEBT
Euro Notes 2009/2014		$5	30							$35	$36
Variable interest rate = 5.898%
EIB loan	$		185							$185	$185
Variable interest rate = 0.97%
Senior Notes 2011/2016	$				132					$132	$136
Variable interest rate = 3.71%
FIXED RATE US$ DEBT
Senior Notes 2007/2017; fixed interest rate = 6.875%	$						496	$		$496	$572
Senior Notes 2011/2018; fixed interest rate = 6.50%	$								$396	$396	$452
Senior Notes 2011/2021; fixed interest rate = 5.75%	$								$645	$645	$705
Senior Notes 2012/2019; fixed interest rate = 5.625%	$								$800	$800	$870
Senior Notes 2012/2022; fixed interest rate = 5.875%	$								$700	$700	$765
FIXED RATE € DEBT
Euro Notes 2009/2014		$3	14							$17	$19
Fixed interest rate = 8.3835%
Senior Notes 2010/2016	$				327					$327	$369
Fixed interest rate = 5.50%
Senior Notes 2011/2018	$								522	$522	$617
Fixed interest rate = 6.50%
Senior Notes 2011/2021	$								396	$396	$442
Fixed interest rate = 5.25%
Senior Notes 2012/2019	$								330	$330	$368
Fixed interest rate = 5.25%
INTEREST RATE DERIVATIVES
€ Payer Swaps Notional Amount	$				132					$132	$(6)
Average fixed pay rate = 1.73%					1.73%
Receive rate = 3-month EURIBOR

(1)
on January 17, 2013 the A/R Facility was renewed and extended until January 15, 2016

All variable interest rates depicted above are as of December 31, 2012

Interest Rate Sensitivity Analysis

        For purposes of analyzing the impact of changes in the relevant reference interest rates on the Company's results of operations, the Company calculates the portion of financial debt which bears variable interest and which has not been hedged by means of interest rate swaps or options against rising interest rates. For this particular part of its liabilities, the Company assumes an increase in the reference rates of 0.5% compared to the actual rates as of reporting date. The corresponding additional annual interest expense is then compared to the Company's net income. This analysis shows that an increase of 0.5% in the relevant reference rates would have an effect of approximately 1% on the consolidated net income of the Company.

Item 12.    Description of Securities other than Equity Securities

D.    American Depositary Shares

        For a description of our American Depositary Shares, see Item 10.B, "Additional Information – Articles of Association – Description of American Depositary Receipts."

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

  •
  any other charge payable by any of the depositary, any of the depositary's agents, including, without limitation, the custodian, or the agents of the depositary's agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

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

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

        Under the fee agreement between us and the depositary, the depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the depositary. For 2012, we received from the depositary $0.1 million in aggregate payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs

(consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility and legal fees.

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

        None

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable

Item 15A.    Disclosure Controls and Procedures

        The Company's management, including the members of the Management Board of our general partner performing the functions Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the persons performing the functions of Chief Executive Officer and Chief Financial Officer concluded in connection with the filing of this report that the disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the general partner's Management, including the general partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

Item 15B.    Management's annual report on internal control over financial reporting

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer of our general partner and Chief Financial Officer of our general partner, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

        As of December 31, 2012, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2012 is effective.

        Fresenius Medical Care acquired Liberty Dialysis Holdings, Inc. during 2012. Management excluded the business of Liberty Dialysis from the scope of its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Liberty Dialysis is associated with total identifiable assets of approximately $600 million and total revenues of approximately $713 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2012.

        The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurances that the Company's transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

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

        During the fourth quarter of 2012, our Audit and Corporate Governance Committee continued its investigation, with the assistance of independent counsel, into allegations of conduct in our International segment that may violate the U.S. Foreign Corrupt Practices Act or other anti-bribery laws. For information with respect to that investigation, see Note 19, "Commitments and Contingencies – Legal Proceedings – Other Litigation and Potential Exposures," of the Notes to Consolidated Financial Statements presented elsewhere in this report. The Company also has asked such independent counsel, in conjunction with the Company's Compliance Department, to review the Company's compliance program including internal controls relating to compliance with international anti-bribery laws and implement appropriate enhancements. The Company is fully committed to FCPA compliance. We cannot predict the final outcome of our review.

        Management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2012, is stated in its report included on page F-2.

Item 15C.    Attestation report of the registered public accounting firm

        The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-5.

Item 15D.    Changes in Internal Control over Financial Reporting

        There have been no changes in the Company's internal control over financial reporting that occurred during fiscal year 2012, which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Supervisory Board has determined that each of Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman and Mr. William P. Johnston qualify as an audit committee financial expert and is "independent" as defined in Rule 10A-3 under the Exchange Act, in accordance with the provisions of Item 16A of Form 20-F.

Item 16B.    Code of Ethics

        In 2003, our Management Board adopted through our worldwide compliance program a code of ethics, titled the Code of Business Conduct, which as adopted applied to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. After the transformation of legal form, our Code of Business Conduct applies to the members of the Management Board of our general partner and all Company employees, including senior officers. A copy of the Company's Code of Business Conduct is available on our website under "Our Company – Compliance" at: http://www.fmc-ag.com/Code_of_Conduct.htm

Item 16C.    Principal Accountant Fees and Services.

        In the annual general meeting held on May 10, 2012, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2012 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2012	2011
	(in thousands)
Audit fees	$11,208	$10,973
Audit related fees	424	771
Tax fees	443	707
Other fees	1,536	114

Total	$13,611	$12,565

        "Audit Fees" are the aggregate fees billed by KPMG for the audit of our German statutory and U.S. GAAP consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control are included in Audit Fees. "Audit-Related Fees" are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. "Other fees" include amounts related to supply chain consulting fees. "Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

Audit Committee's pre-approval policies and procedures

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

        We also prepare financial statements in accordance with U.S. GAAP, which are included in registration statements and reports that we file with the Securities and Exchange Commission. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in "Item 6C. Directors, Senior Management and Employees – Board Practices."

        In 2003, Fresenius Medical Care AG's audit committee also adopted a policy requiring management to obtain the committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount and nature.

        The general partner's Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, fee level, and fee structure, approves the request accordingly. Services that are not included in the catalog exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

        During 2012, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 million.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

        We did not purchase any of our equity securities during the fiscal year covered by this report.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable

Item 16G.    Corporate Governance

Introduction

        ADRs representing our ordinary shares and our preference shares are listed on the New York Stock Exchange ("NYSE"). However, because we are a "foreign private issuer," as defined in the rules of the Securities and Exchange Commission ("SEC"), we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE's Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 are implemented through the SEC's proxy rules, including the requirements to provide shareholders with "say-on-pay" and "say-on-when" advisory votes related to the compensation of certain executive officers. Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board was reviewed by an independent external compensation expert at the beginning of 2012. See Item 6B, "Directors, Senior Management and Employees – Compensation – Compensation of the Management Board." Instead, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

        As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz, or "AktG") including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or "MitBestG") and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. It includes a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

The Legal Structure of FMC-AG & Co. KGaA

        A partnership limited by shares (Kommanditgesellschaft, or "KGaA") is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation (Aktiengesellschaft, or "AG") the share capital of a KGaA is held by its shareholders. A KGaA is similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand. Our General Partner, Management AG, is a wholly-owned subsidiary of Fresenius SE. KGaAs and AGs are the only legal forms provided by German law for entities whose shares trade on a German stock exchange.

        A KGaA's corporate bodies are its general partner, its supervisory board and the general meeting of shareholders. A KGaA may have one or more general partners who conduct the business of the KGaA.

However, unlike a AG, in which the supervisory board appoints the management board, the supervisory board of a KGaA has no influence on appointment of the managing body – the general partner. Likewise, the removal of the general partner from office is subject to very strict conditions. General partners may, but are not required to, purchase shares of the KGaA. General partners are personally liable for the liabilities of the KGaA in relations with third parties subject, in the case of corporate general partners, to applicable limits on liability of corporations generally.

Management and Oversight

        The management structure of FMC-AG & Co. KGaA is illustrated as follows (percentage ownership amounts refer to ownership of the Company's total share capital of all classes):

General Partner

        Management AG, an AG and a wholly owned subsidiary of Fresenius SE, is the sole General Partner of FMC-AG & Co. KGaA and will conduct its business and represent it in external relations. Use of an AG as the legal form of the general partner enables the Company to maintain a management structure substantially similar to FMC-AG & Co. KGaA's management structure prior to the transformation into a KGaA. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. Since the capital increase in 2012, the registered share capital of Management AG is €3.0 million.

        The General Partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the General Partner will be compensated or reimbursed for all outlays in connection with conducting the business of the Company, including the remuneration of members of the general partner's Management Board and supervisory board. See "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company" below and Item 7.B., "Major Shareholders and Related Party Transactions". FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The General Partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. AG & Co. KGaA. In case of a capital increase of the capital of the General Partner during the year the annual compensation must be calculated pro rata subject to the registration of such capital increase. This payment of the annual compensation constitutes a guaranteed compensation for undertaking liability and an indirect return on Fresenius SE's investment in the share capital of Management AG. This payment is also required for tax reasons, to avoid a constructive dividend by the General Partner to Fresenius SE in the amount of reasonable compensation for undertaking liability for the obligations of FMC AG & Co. KGaA. FMC AG & Co. KGaA will also reimburse the General Partner for the remuneration paid to the members of the Management Board and its supervisory board.

        The position of the general partners in a KGaA is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the general meeting and (iii) the independence of general partners from the influence of the KGaA shareholders as a collective body (See "General Meeting", below). Because Fresenius SE is the sole shareholder of Management AG, Fresenius SE has the sole power to elect the supervisory board of Management AG which appoints the members of the Management Board of Management AG, who act on behalf of the General Partner in the conduct of the company's business and in relations with third parties.

        The statutory provisions governing a partnership, including a KGaA, provide that the consent of the KGaA shareholders at a general meeting is required for transactions that are not in the ordinary course of business. However, as permitted by statute, our Articles of Association permit such decisions to be made by Management AG as General Partner without the consent of the FMC-AG & Co. KGaA shareholders. This does not affect the general meeting's right of approval with regard to measures of unusual significance, such as a spin-off of a substantial part of a company's assets, as developed in German Federal Supreme Court (Bundesgerichtshof) decisions.

        The General Partner's supervisory board appoints the members of the Management Board and supervises and advises them in managing Management AG and the Company. The Management Board conducts the business activities of our Company in accordance with the rules of procedure adopted by the General Partner's supervisory board pursuant to the German Corporate Governance Code. Under the articles of association of Management AG, certain transactions are subject to the consent of the supervisory board of Management AG. These transactions include, among others:

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

  •
  Conclusion, amendment and termination of affiliation agreements; and

  •
  Certain inter-company transactions.

        Five of the six members of the Supervisory Board are also members of the supervisory board of Management AG. The Company and Fresenius SE have entered into a pooling agreement requiring that at least one-third (and not less than two) members of the General Partner's supervisory board be "independent directors" – i.e., persons without a substantial business or professional relationship with the Company, Fresenius SE, or any affiliate of either, other than as a member of the supervisory boards of the Company or the General Partner. See Item 10.B, "Additional Information – Articles of Association – Description of the Pooling Arrangements."

        Fresenius SE's de facto control of the Company through ownership of the General Partner is conditioned upon its ownership of a substantial amount of the Company's share capital (see "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company", below).

Supervisory Board

        The supervisory board of a KGaA is similar in certain respects to the supervisory board of an AG. Like the supervisory board of an AG, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The members of the supervisory board are elected by the KGaA shareholders at the general meeting. Our most recent Supervisory Board elections occurred in May of 2011. Shares in the KGaA held by the general partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA's Supervisory Board members.

        Although Fresenius SE will not be able to vote in the election of FMC-AG & Co. KGaA's Supervisory Board, Fresenius SE will nevertheless retain influence on the composition of the Supervisory Board. Because (i) four of the six former members of the FMC-AG Supervisory Board continue to hold office as four of the six current members of the Supervisory Board of FMC-AG & Co. KGaA (except for Rolf A. Classon and Mr. William P. Johnston) and (ii) in the future, the FMC-AG & Co. KGaA supervisory board will propose future nominees for election to its supervisory board (subject to the right of shareholders to make nominations), Fresenius SE is likely to retain de facto influence over the selection of the supervisory board of FMC-AG & Co. KGaA. However, under our recent Articles of Association, a resolution for the election of members of the Supervisory Board requires the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the need to apply for court appointment of members to the Supervisory Board after the end of the terms of the members in office.

        The Supervisory Board of FMC-AG & Co. KGaA has less power and scope for influence than a supervisory board of an AG. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies. Nor may the Supervisory Board subject the management measures of the General Partner to its consent, or issue rules of procedure for the General Partner. Management of the Company will be conducted by the Management Board of the General Partner and only the Supervisory Board of the General Partner (all of whose members will be elected solely by Fresenius SE) has the authority to appoint or remove the members of the Management Board. FMC-AG & Co. KGaA's Supervisory Board will represent FMC-AG & Co. KGaA in transactions with the General Partner.

        FMC-AG & Co. KGaA's annual financial statements are submitted to the Company's shareholders for approval at the AGM. Except for making a recommendation to the general meeting regarding such approval, this matter is not within the competence of the Supervisory Board.

        Under certain conditions supervisory boards of large German AGs will include both shareholder representatives and a certain percentage of labor representatives, referred to as "co-determination." Depending on the company's total number of employees, up to one half of the supervisory board members are being elected by the company's employees. In these cases traditionally the chairman is a representative of the shareholders. In case of a tie vote, the supervisory board chairman may cast the decisive tie-breaking vote. We are not currently subject to German co-determination law requirements.

        In recent history, there has been a trend towards selecting shareholder representatives for supervisory boards from a wider spectrum of candidates, including representatives from non-German companies, in an effort to introduce a broader range of experience and expertise and a larger degree of independence. German regulations also have several rules applicable to supervisory board members which are designed to ensure that the supervisory board members as a group possess the knowledge, ability and expert experience to properly complete their tasks as well as to ensure a certain degree of independence of the board's members. In addition to prohibiting members of the management board from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

General Meeting

        The general meeting is the resolution body of the KGaA shareholders. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a Company-nominated proxy acting on their instructions. Among other matters, the annual general meeting ("AGM") of a KGaA approves its annual financial statements. The internal procedure of the general meeting of a KGaA corresponds to that of the general meeting of a stock corporation. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or proposals for the Company auditors.

        KGaA shareholders exercise influence in the general meeting through their voting rights but, in contrast to an AG, the general partner of a KGaA has a de facto veto right with regard to material resolutions. The members of the supervisory board of a KGaA are elected by the general meeting as in an AG. Although Fresenius SE, as sole shareholder of the General Partner of the Company is not entitled to vote its shares in the election of the Supervisory Board of FMC-AG & Co. KGaA, Fresenius SE retains a degree of influence on the composition of the Supervisory Board of FMC-AG & Co. KGaA due to the overlapping membership on the FMC-AG & Co. KGaA Supervisory Board and the Management AG Supervisory Board (see "The Supervisory Board", above).

        Fresenius SE is subject to various bans on voting at general meetings due to its ownership of the shares of the General Partner. Fresenius SE is banned from voting on resolutions concerning the election to and removal from office of the FMC-AG & Co. KGaA Supervisory Board, ratification or discharge of the actions of the General Partner and members of the Supervisory Board, the appointment of special auditors, the assertion of claims for damages against members of the executive bodies, the waiver of claims for damages, and the selection of auditors of the annual financial statements.

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

The Articles of Association of FMC-AG & Co. KGaA

        The following is a summary of certain material provisions of our Articles of Association. This summary is not complete and is qualified in its entirety by reference to the complete form of Articles of Association of FMC-AG & Co. KGaA, a convenience English translation of which is on file with the SEC. In addition, it can be found on the Company's website under www.fmc-ag.com.

Organization of the Company

        The Articles of Association contain several provisions relating to the General Partner.

        Under the Articles of Association, possession of the power to control management of the Company through ownership of the General Partner is conditioned upon ownership of a specific minimum portion of the Company's share capital. Under German law, Fresenius SE could significantly reduce its holdings in the Company's share capital while at the same time retaining its de facto control over the Company's management through its ownership of the shares of the General Partner. The Articles of Association of FMC-AG & Co. KGaA required that a parent company within the group shall hold an interest of more than 25% of the share capital of FMC-AG & Co. KGaA. As a result, the General Partner will be required to withdraw from FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company's share capital. The effect of this provision is that the parent company within the group may not reduce its capital participation in FMC-AG & Co. KGaA below such amount without causing the withdrawal of the General Partner. The articles of association also permit a transfer of all shares in the General Partner to the Company, which would have the same effect as withdrawal of the General Partner.

        The Articles of Association also provide that the General Partner must withdraw if the shares of the General Partner are acquired by a person who does not make an offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz or WpÜG) to acquire the shares of the Company's other shareholders within three months of the acquisition of the General Partner. The consideration to be offered to shareholders must include any portion of the consideration paid for the General Partner's shares in excess of the General Partner's equity capital, even if the parties to the sale allocate the premium solely to the General Partner's shares. The Articles of Association provide that the General Partner can be acquired only by a purchaser who at the same time acquires more than 25% of FMC-AG & Co. KGaA's share capital. These provisions would therefore trigger a takeover offer at a lower threshold than the German Securities Acquisition and Takeover Act, which requires that a person who acquires at least 30% of a company's shares make an offer to all shareholders. The provisions will enable shareholders to participate in any potential control premium payable for the shares of the General Partner, although the obligations to make the purchase offer and extend the control premium to outside shareholders could also discourage an acquisition of the General Partner, thereby discouraging a change of control.

        In the event that the General Partner withdraws from FMC-AG & Co. KGaA as described above or for other reasons, the Articles of Association provide for continuation of the Company as a so-called "unified KGaA" (Einheits-KGaA), i.e., a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. Upon the coming into existence of a "unified KGaA", the shareholders of FMC-AG & Co. KGaA would effectively be restored to the status as shareholders in an AG, since the control over the General Partner would be exercised by FMC-AG & Co. KGaA's Supervisory Board pursuant to the Articles of Association. If the KGaA is continued as a "unified KGaA," an extraordinary or the next ordinary general meeting would vote on a change in the legal form of the partnership limited by shares into a stock corporation. In such a case, the change of legal form back to the stock corporation would be facilitated by provisions of the Articles of Association requiring only a simple majority vote and that the General Partner consent to the transformation of legal form.

        The Articles of Association provide that to the extent legally required, the General Partner must declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.

        The articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a qualified majority (in excess of 75%) and with the consent of the general partner. Therefore, neither group (i.e., the KGaA shareholders and the general partner(s)) can unilaterally amend the articles of association without the consent of the other group. Fresenius SE will, however, continue to be able to exert significant influence over amendments to the Articles of Association through its ownership of a significant percentage of the Company's ordinary shares, since such amendments require a qualified majority (in excess of 75%) of the shares present at the meeting rather than three quarters of the outstanding shares.

Annual Financial Statement and Allocation of Profits

        The Articles of Association on rendering of accounts require that the annual financial statement and allocation of profits of FMC-AG & Co. KGaA be submitted for approval to the AGM of the Company.

        The Articles of Association of FMC-AG & Co. KGaA provide that Management AG is authorized to transfer up to a maximum of half of the annual surplus of FMC-AG & Co. KGaA to other retained earnings when setting up the annual financial statements.

Articles of Association of Management AG

        As a separate corporation, Management AG, has its own articles of association.

        The amount of Management AG's share capital is €3,000,000, issued as 3,000,000 registered shares without par value.

Directors' Share Dealings

        According to Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz,), members of the management and supervisory boards or other employees in management positions and their close associates are required to inform the Company within five business days when buying or selling our shares and financial instruments based on them if the volume exceeds € 5,000 within a single year. We publish the information received in these reports on our web site in accordance with the regulations as well as in our Annual Report to Shareholders.

Comparison with U.S. and NYSE Governance Standards and Practices

        The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, our status as a foreign private issuer exempts us from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code. The most recent version of the German Corporate Governance Code is dated May 15, 2012. While the German Corporate Governance Code's governance rules applicable to German corporations are not legally binding, companies failing to comply with the German Corporate Governance Code's recommendations must disclose publicly how and for what reason their practices differ from those recommended by the German Corporate Governance Code. A convenience translation of our most recent annual "Declaration of Compliance" will be posted on our web site, www.fmc-ag.com on the Investor Relations page under "Corporate Governance/Declaration of Compliance" together with our declarations for prior years. Some of the German Corporate Governance Code's recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board should specify concrete objectives regarding its composition which -inter alia- shall also take into account potential conflicts of interest and what the Supervisory Board considers as an adequate number of independent members. Similarly, if a substantial and not merely temporary conflict of interest arises during the term of a member of the supervisory board, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. The Supervisory Board includes three members who also serve on the Supervisory Board of the General Partner and who serve on our Audit and Governance Committee and are independent under SEC Rule 10A-3 and NYSE Rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively), and our pooling agreement requires that at least one-third (but not less than two) members of the General Partner's supervisory board be "independent" within the meaning of that pooling agreement. See Item 6A, "Directors, Senior Management and Employees – Directors and Senior Management – the General Partner's Supervisory Board" and Item 10B, "Additional Information – Description of the Pooling Arrangements:" Any supervisory board must be composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks. The only recommendations of the German Corporate Governance Code with which we do not currently comply are the requirement to agree severance payment caps with specified limits in contracts with the members of the Management Board, the imposition or specification of age limits for service on the Management Board, and specification of concrete objectives in terms of composition of the Supervisory Board (taking into account the international activities of the enterprise, potential conflicts of interest, Supervisory Board age limits, what the Supervisory Board considers as an adequate number of independent members and diversity (including stipulation of an appropriate degree of female representation)), which shall be published and taken into account in recommendations made by the Supervisory Board to the competent election bodies. Furthermore, the status of the implementation of specified objections shall be annually published in the Corporate Governance Report. These recommendations are not adhered to. The employment contracts with the members of the Management Board do not contain severance payment arrangements for the case of premature termination of the contract and consequentially do not contain a limitation on any severance payment amount. Uniform severance payment arrangements of this kind would contradict the concept practiced by FMC-AG & Co. KGaA in accordance with the German Stock Corporation Act according to which employment contracts of the members of the Management Board are, in principle, concluded for the period of their appointment. They would also not allow for well-balanced assessment in an individual case. We further believe that as composition of the Supervisory Board needs to be aligned to the enterprise's interest and has to ensure the effective supervision and consultation of the Management Board it is a matter of principle and of prime importance that each member is suitably qualified. Therefore, when discussing its recommendations to the competent election bodies, the Supervisory board will take into account the international activities of the enterprise, potential conflicts of interest, what the Supervisory Board consider as an adequate number of independent directors and diversity. This includes the aim to establish an appropriate female representation on a long-term basis. However, as we believe it to be in the enterprise's interest not to limit the selection of qualified candidates in a general way, the Supervisory Board confines itself to a general declaration of intent and particularly refrains from fixed diversity quotas and from an age limit. The next regular elections of the Supervisory Board will take place in the year 2016. Therefore, as a practical matter, a report on implementation of the general declaration of intent cannot be made until then. The German Corporate Governance Code furthermore includes inter alia the recommendation that supervisory board members meet without any representatives of the management board attending, whenever necessary, a practice followed by our Supervisory Board when appropriate.

        As noted in the Introduction, as a company listed on the NYSE, we are required to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934. The NYSE's listing standards applicable to U.S. domestic listed companies require that such companies also maintain a nominating committee to select nominees to the board of directors and a compensation committee, each consisting solely of directors who are "independent" as defined in the NYSE's governance rules.

        In contrast to U.S. practice, with one exception, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The German Stock Corporation Act provides that the supervisory board may establish, and the German Corporate Governance Code recommends that a supervisory board establish an audit committee to handle the formal engagement of the company's independent auditors once they have been approved by the general meeting of shareholders. Under the German Corporate Governance Code, the audit committee would also handle inter alia the monitoring of the accounting process, the effectiveness of the internal control system, the audit of the Annual Financial Statements, here, in particular, the independence of the auditor, the services rendered additionally by the auditor, the issuing of the audit mandate to the auditor, the determination of auditing focal points and the fee arrangement, and – unless another committee is entrusted therewith – compliance. Under the Stock Corporation Act, an audit committee should supervise the effectiveness of the internal control system, the risk management system and the internal audit function. Our Audit and Corporate Governance Committee within the Supervisory Board functions in each of these areas and also serves as our audit committee as required by Rule 10A-3 under the Exchange Act and the NYSE rules. As sole shareholder of our General Partner, Fresenius SE elects the supervisory board of our general partner (subject to the requirements of our pooling agreement discussed above).

        In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. SEC Rule 10C-1, adopted pursuant to the Dodd-Frank Act, requires that national securities exchanges revise their listing rules to prohibit the listing of the equity securities of a company that does not maintain a compensation committee consisting solely of independent directors, with independence to be determined considering all relevant factors. The NYSE has amended its compensation committee rule to implement SEC Rule 10C-1 and, as a foreign private issuer, we continue to be exempt from all requirements to maintain an independent compensation committee. At the present time, we do not maintain a compensation committee and these functions are carried out by our General Partner's supervisory board, as a whole assisted, with respect to compensation matters, by its Human Resources Committee. See "Directors, Senior Management and Employees – Compensation – Compensation of the Management Board" and "Directors – Senior Management and Employees – Board Committees." We have also established a nomination committee and we have established a joint committee (the "Joint Committee") (gemeinsamer Ausschuss) together with Management AG, of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures.

        For information regarding the members of our Audit and Corporate Governance Committee as well as the functions of the Audit and Corporate Governance Committee, the Joint Committee, the Nominating Committee, and our General Partner's Regulatory and Reimbursement Assessment Committee, see Item 6.C, "Directors, Senior Management and Employees – Board Practices."

PART III

Item 17.    Financial Statements

        Not applicable. See "Item 18. Financial Statements."

Item 18.    Financial Statements

        The information called for by this item commences on Page F-1.

Item 19.    Exhibits

        Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the "Registrant") is filing the following exhibits

1.1	Articles of Association (Satzung) of the Registrant (filed herewith).
2.1
Amended and Restated Deposit Agreement dated as of February 26, 2007 between The Bank of New York (now The Bank of New York Mellon) and the Registrant relating to Ordinary Share ADSs (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form F-6, Registration No. 333-140664, filed February 13, 2007).
2.2
Amended and Restated Deposit Agreement dated as of February 26, 2007 between The Bank of New York (now The Bank of New York Mellon) and the Registrant to Preference Share ADSs (incorporated by reference to Exhibit 1 to the Registration Statement on Form F-6, Registration No. 333-140730, filed February 15, 2007).
2.3
Pooling Agreement dated February 13, 2006 by and between Fresenius AG, Fresenius Medical Care Management AG and the individuals acting from time to time as Independent Directors. (incorporated by reference to Exhibit 2.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).
2.4
Indenture dated as of July 2, 2007 by and among FMC Finance III S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 6 7/8% Senior Notes due 2017 of FMC Finance III S.A. (incorporated by reference to Exhibit 4.3 to the Registrant's Report on Form 6-K for the month of August 2007, furnished August 2, 2007).
2.5
Form of Note Guarantee for 6 7/8% Senior Notes due 2017 (Included in Exhibit 2.4) (incorporated by reference to Exhibit 4.3 to the Registrant's Report on Form 6-K for the month of August 2007, furnished August 2, 2007).
2.6
Supplemental Indenture dated as of June 20, 2011 to Indenture dated as of July 2, 2007 (incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).
2.7
Indenture dated as of January 20, 2010 by and among FMC Finance VI S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 5.50% Senior Notes due 2016 of FMC Finance VI S.A. (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K for the month of May 2010, furnished May 5, 2010).
2.8
Form of Note Guarantee for 5.50% Senior Notes due 2016 (Included in Exhibit 2.8) (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of May 2010, furnished May 5, 2010).
2.9
Indenture (Euro denominated) dated as of February 2, 2011 by and among FMC Finance VII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 5.25% Senior Notes due 2021 of FMC Finance VII S.A. (incorporated by reference to Exhibit 2.20 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).
2.10
Form of Note Guarantee for 5.25% Senior Notes due 2021 (included in Exhibit 2.9) (incorporated by reference to Exhibit 2.21 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).

2.11	Indenture (Dollar denominated) dated as of February 2, 2011 by and among Fresenius Medical Care US Finance, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 5.75% Senior Notes due 2021 of Fresenius Medical Care US Finance, Inc. (incorporated by reference to Exhibit 2.22 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).
2.12
Form of Note Guarantee for 5.75% Senior Notes due 2021 (included in Exhibit 2.11) (incorporated by reference to Exhibit 2.23 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).
2.13
Indenture (Euro-denominated) dated as of September 14, 2011 by and among FMC Finance VIII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 6.50% Euro-denominated Senior Notes due 2018 of FMC Finance VIII S.A. (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K for the month of November 2011, furnished November 3, 2011).
2.14
Form of Note Guarantee for 6.50% Euro-denominated Senior Notes due 2018 (included in Exhibit 2.25) (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K for the month of November 2011, furnished November 3, 2011).
2.15
Indenture (Dollar-denominated) dated as of September 14, 2011 by and among Fresenius Medical Care US Finance II, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 6.50% Dollar-denominated Senior Notes due 2018 of Fresenius Medical Care US Finance II, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of November 2011, furnished November 3, 2011).
2.16
Form of Note Guarantee for 6.50% Dollar-denominated Senior Notes due 2018 (included in Exhibit 2.15) (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of November 2011, furnished November 3, 2011).
2.17
Indenture dated as of October 17, 2011 by and among FMC Finance VIII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the Floating Rate Senior Notes due 2016 of FMC Finance VIII S.A. (incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 6-K for the month of November 2011, furnished November 3, 2011).
2.18
Form of Note Guarantee for Floating Rate Senior Notes due 2016 (included in Exhibit 2.17) (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of November 2011, furnished November 3, 2011).
2.19
Indenture (Dollar-denominated) dated as of January 26, 2012 by and among Fresenius Medical Care US Finance II, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 5 5/8% Senior Notes due 2019 of Fresenius Medical Care US Finance II, Inc. (incorporated by reference to Exhibit 2.19 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.20
Form of Note Guarantee for 5 5/8% Senior Notes due 2019 (included in Exhibit 2.19) (incorporated by reference to Exhibit 2.20 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.21
Indenture (Dollar-denominated) dated as of January 26, 2012 by and among Fresenius Medical Care US Finance II, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 5 7/8% Senior Notes due 2022 of Fresenius Medical Care US Finance II, Inc. (incorporated by reference to Exhibit 2.21 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.22
Form of Note Guarantee for 5 7/8% Senior Notes due 2022 (included in Exhibit 2.21) (incorporated by reference to Exhibit 2.22 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).

2.23	Indenture (Euro-denominated) dated as of January 26, 2012 by and among FMC Finance VIII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 5.25% Euro-denominated Senior Notes due 2019 of FMC Finance VIII S.A. (incorporated by reference to Exhibit 2.23 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.24
Form of Note Guarantee for 5.25% Euro-denominated Senior Notes due 2019 (included in Exhibit 2.23) (incorporated by reference to Exhibit 2.24 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.25
Credit Agreement dated as of October 30, 2012 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as borrowers and guarantors, Bank of America N.A., as administrative agent, Deutsche Bank AG New York Branch, as sole syndication agent, Commerzbank AG, New York Branch, JPMorgan Chase Bank, National Association, The Bank of Nova Scotia, Suntrust Bank, Unicredit Bank AG, New York Branch, and Wells Fargo Bank, National Association, as co-documentation agents, and the lenders named therein (filed herewith).
2.35
Sixth Amended and Restated Transfer and Administration Agreement dated as of January 17, 2013 by and among NMC Funding Corporation, as Transferor, National Medical Care, Inc., as initial collection agent, Liberty Street Funding LLC, and other conduit investors party thereto, the financial institutions party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Barclays Bank PLC, Credit Agricole Corporate and Investment Bank, New York, PNC Bank, National Association, Royal Bank of Canada, as administrative agents, and The Bank of Nova Scotia, as an administrative agent and as agent (filed herewith).
2.39	Second Amended and Restated Receivables Purchase Agreement dated January 17, 2013 between National Medical Care, Inc. and NMC Funding Corporation (filed herewith).
4.1
Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
4.2
Distribution Agreement dated as of February 4, 1996 by and among W.R. Grace & Co., W.R., Grace & Co. – Conn. and Fresenius AG (incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
4.3
Contribution Agreement dated as of February 4, 1996 by and among Fresenius AG, Sterilpharma GmbH and W.R. Grace & Co. – Conn. (incorporated by reference to Appendix E to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
4.4
Renewed Post-Closing Covenants Agreement effective January 1, 2007 between Fresenius AG and Registrant (incorporated by reference to Exhibit 4.4 to the Registrant's Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed February 26, 2007).
4.5
Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH. (Incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 18, 1996).
4.6
Amendment for Lease Agreement for Office Buildings dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.5 to the Registrant's Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed February 26, 2007).
4.7
Lease Agreement for Manufacturing Facilities dated September 30, 1996 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 10.4.1 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 16, 1996).

4.8	Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.6 to the Registrant's Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed on February 26, 2007).
4.9

English Convenience translation of Amendment for Lease Agreement for Manufacturing Facilities dated February 8, 2011 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (filed herewith).

4.10
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
4.11
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
4.13
Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.7 to the Registrant's Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).
4.14

English Convenience translation of Amendment for Lease Agreement for Manufacturing Facilities dated February 8, 2011, by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH (filed herewith).

4.15
Amendment for Lease Agreement for Manufacturing Facilities dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Ober-Erlenbach) (incorporated by reference to Exhibit 4.8 to the Registrant's Amended Annual Report on Form 20-F/A for the year ended December 31, 2006 filed on February 26, 2007).
4.16
Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.8 to FMC-AG's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
4.17
Technology License Agreement (Biofine) dated September 27, 1996 by and between Fresenius AG and FMC-AG (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 16, 1996).
4.18
Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 16, 1996).
4.19
Lease Agreement for Office Buildings dated September 30, 1996 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.) (incorporated by reference to Exhibit 2.8 to the Annual Report on Form 20-F of FMC-AG for the year ended December 31, 1996, filed April 7, 1997).
4.20
Amendment for Lease Agreement for Office Buildings dated December 19, 2006 by and between Fresenius AG and Fresenius Medical Care Deutschland GmbH (Daimler Str.) (incorporated by reference to Exhibit 4.12 to the Registrant's Amended Annual Report on Form 20-F/A for the year ended December 31, 2006, filed on February 26, 2007).

4.21	FMC-AG 1998 Stock Incentive Plan adopted effective as of April 6, 1998 (incorporated by reference to Exhibit 4.8 to the Report on Form 6-K of FMC-AG for the month of May 1998, furnished May 14, 1998).
4.22
FMC-AG Stock Option Plan of June 10, 1998 (for non-North American employees) (incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F of FMC-AG, for the year ended December 31, 1998, filed March 24, 1999).
4.23
Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 of FMC-AG et al, Registration No. 333-66558, filed August 2, 2001).
4.24
Stock Option Plan 2006 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.2 to the Registrant's Amended Report on Form 6-K/A for the month of August 2006, furnished August 11, 2006).
4.25
English convenience translation of the Stock Option Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).
4.26
English convenience translation of the Phantom Stock Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).
4.27
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
4.28
Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as Borrowers and Fresenius AG as Lender (incorporated herein by reference to Exhibit 4.3 to the Registrant's Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)
4.29
Allonge dated September 29, 2010 to Amended and Restated Subordinated Loan Note dated as of March 31, 2006 (incorporated by reference to Exhibit 10.5 to the Registrant's Amended Report on Form 6-K/A for the month of November 2010, furnished April 8, 2011).(1)
4.30
Agreement and Plan of Merger by and among Bio-Medical Applications Management Company, Inc., PB Merger Sub, Inc., Liberty Dialysis Holdings, Inc., certain stockholders of Liberty Dialysis Holdings, Inc., LD Stockholder Representative, LLC, and Fresenius Medical Care Holdings, Inc. dated as of August 1, 2011(incorporated by reference to Exhibit 10.5 to the Registrant's Report of Form 6 K for the month of November 2011, furnished November 3, 2011).(1)
4.31	Dialysis Organization Agreement effective January 1, 2012 by and among Amgen Inc., Amgen USA Inc., and Fresenius Medical Care Holdings Inc.(1)
8.1	List of Significant Subsidiaries. Our significant subsidiaries are identified in "Item 4.C. Information on the Company – Organizational Structure."
11.1	Code of Business Conduct. A copy of the Registrant's Code of Business Conduct is available on the Registrant's web site at: http://www.fmc-ag.com/Code_of_Conduct.htm.
12.1	Certification of Chief Executive Officer of the general partner of the Registrant Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
12.2	Certification of Chief Financial Officer of the general partner of the Registrant Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of Chief Executive Officer and Chief Financial Officer of the general partner of the Registrant Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith). (This Exhibit is furnished herewith, but not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we explicitly incorporate it by reference.)
14.1	Consent of KPMG, independent registered public accounting firm (filed herewith).
101
The following financial statements as of and for the twelve-month period ended December 31, 2011 from the Company's Annual Report on Form 20-F for the month of February 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements. (filed herewith).

(1)
Confidential treatment has been granted as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

        DATE: February 26, 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner
By:	/s/ RICE POWELL

Name:	Rice Powell
Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ MICHAEL BROSNAN

Name:	Michael Brosnan
Title:	Chief Financial Officer and member of the Management Board of the General Partner

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed by or under the supervision of the Company's chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

        As of December 31, 2012, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2012.

        The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that the Company's transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

        Fresenius Medical Care acquired Liberty Dialysis Holdings, Inc. during 2012. Management excluded the business of Liberty Dialysis from the scope of its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. Liberty Dialysis is associated with total identifiable assets of approximately $600 million and total revenues of approximately $713 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2012.

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

        The Company's internal control over financial reporting as of December 31, 2012 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-5.

Date: February 26, 2013	FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
	By:	/s/ RICE POWELL

	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
	By:	/s/ MICHAEL BROSNAN

	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fresenius Medical Care's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Frankfurt am Main, Germany

February 26, 2013

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the internal control over financial reporting of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care's management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        Fresenius Medical Care acquired Liberty Dialysis Holdings, Inc. during 2012. Management excluded the business of Liberty Dialysis from the scope of its assessment of the effectiveness of Fresenius Medical Care's internal control over financial reporting as of December 31, 2012. Liberty Dialysis Holding is associated with total identifiable assets of approximately $600 million and total revenues of approximately $713 million included in the consolidated financial statements of Fresenius Medical Care and subsidiaries as of and for the year ended December 31, 2012. Our audit of internal control over financial reporting of Fresenius Medical Care also excluded an evaluation of the internal control over financial reporting of Liberty Dialysis Holdings, Inc.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 26, 2013 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 26, 2013

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2012	2011	2010
Net revenue:
Dialysis Care	$10,772,124	$9,507,173	$9,070,546
Less: Patient service bad debt provision	280,365	224,545	209,296
Net Dialysis Care	10,491,759	9,282,628	8,861,250
Dialysis Products	3,308,523	3,287,887	2,982,944

	13,800,282	12,570,515	11,844,194
Costs of revenue:
Dialysis Care	7,649,514	6,861,197	6,572,445
Dialysis Products	1,549,515	1,557,277	1,436,687

	9,199,029	8,418,474	8,009,132
Gross profit	4,601,253	4,152,041	3,835,062
Operating (income) expenses:
Selling, general and administrative	2,224,715	2,001,825	1,823,674
Gain on sale of dialysis clinics	(36,224)	(4,551)	—
Research and development	111,631	110,834	96,532
Income from equity method investees	(17,442)	(30,959)	(8,949)
Other operating expenses	100,000	—	—

Operating income	2,218,573	2,074,892	1,923,805
Other (income) expense:
Investment Gain	(139,600)	—	—
Interest income	(44,474)	(59,825)	(25,409)
Interest expense	470,534	356,358	305,473

Income before income taxes	1,932,113	1,778,359	1,643,741
Income tax expense	605,136	601,097	578,345

Net income	1,326,977	1,177,262	1,065,396
Less: Net income attributable to noncontrolling interests	140,168	106,108	86,879

Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,186,809	$1,071,154	$978,517

Basic income per ordinary share	$3.89	$3.54	$3.25

Fully diluted income per ordinary share	$3.87	$3.51	$3.24

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
For the years ended December 31,
(in thousands, except share data)

	2012	2011	2010
Net Income	$1,326,977	$1,177,262	$1,065,396

Gain (loss) related to cash flow hedges	24,019	(102,446)	(8,109)
Actuarial gains (losses) on defined benefit pension plans	(103,178)	(81,906)	(35,654)
Gain (loss) related to foreign currency translation	63,803	(181,234)	(110,888)
Income tax (expense) benefit related to components of other comprehensive income	8,831	72,617	12,821

Other comprehensive income (loss), net of tax	(6,525)	(292,969)	(141,830)

Total comprehensive income	$1,320,452	$884,293	$923,566
Comprehensive income attributable to noncontrolling interests	139,989	104,861	89,370

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,180,463	$779,432	$834,196

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$688,040	$457,292
Trade accounts receivable less allowance for doubtful accounts of $328,893 in 2012 and $299,751 in 2011	3,019,424	2,798,318
Accounts receivable from related parties	137,809	111,008
Inventories	1,036,809	967,496
Prepaid expenses and other current assets	937,761	1,035,366
Deferred taxes	307,613	325,539

Total current assets	6,127,456	5,695,019
Property, plant and equipment, net	2,940,603	2,629,701
Intangible assets	710,116	686,652
Goodwill	11,421,889	9,186,650
Deferred taxes	133,753	88,159
Investment in equity method investees	637,373	692,025
Other assets and notes receivables	354,808	554,644

Total assets	$22,325,998	$19,532,850

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$622,294	$541,423
Accounts payable to related parties	123,350	111,226
Accrued expenses and other current liabilities	1,787,471	1,704,273
Short-term borrowings and other financial liabilities	117,850	98,801
Short-term borrowings from related parties	3,973	28,013
Current portion of long-term debt and capital lease obligations	334,747	1,589,776
Income tax payable	150,003	162,354
Deferred taxes	30,303	26,745

Total current liabilities	3,169,991	4,262,611
Long-term debt and capital lease obligations, less current portion	7,841,914	5,494,810
Other liabilities	294,569	236,628
Pension liabilities	423,361	290,493
Income tax payable	201,642	189,000
Deferred taxes	664,001	587,800

Total liabilities	12,595,478	11,061,342
Noncontrolling interests subject to put provisions	523,260	410,491
Shareholders' equity:
Preference shares, no par value, €1.00 nominal value, 7,066,522 shares authorized, 3,973,333 issued and outstanding	4,462	4,452
Ordinary shares, no par value, €1.00 nominal value, 385,396,450 shares authorized, 302,739,758 issued and outstanding	374,915	371,649
Additional paid-in capital	3,491,581	3,362,633
Retained earnings	5,563,661	4,648,585
Accumulated other comprehensive (loss) income	(492,113)	(485,767)

Total FMC-AG & Co. KGaA shareholders' equity	8,942,506	7,901,552
Noncontrolling interests not subject to put provisions	264,754	159,465
Total equity	9,207,260	8,061,017

Total liabilities and equity	$22,325,998	$19,532,850

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2012	2011	2010
Operating Activities:
Net income	$1,326,977	$1,177,262	$1,065,396
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	602,896	557,283	503,224
Change in deferred taxes, net	70,462	147,454	14,687
(Gain) loss on sale of investments	(36,224)	(7,679)	(5,888)
(Gain) loss on sale of fixed assets	6,700	(1,306)	(628)
Investment (gain)	(139,600)	—	—
Compensation expense related to stock options	26,476	29,071	27,981
Cash inflow (outflow) from hedging	(13,947)	(58,113)	—
Investments in equity method investees, net	22,512	(30,959)	(8,949)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(43,344)	(252,794)	(300,274)
Inventories	(48,279)	(151,890)	18,326
Prepaid expenses, other current and non-current assets	93,121	(119,131)	(51,356)
Accounts receivable from related parties	(25,859)	(11,669)	125,962
Accounts payable to related parties	10,064	(4,495)	(135,001)
Accounts payable, accrued expenses and other current and non-current liabilities	225,586	132,406	124,279
Income tax payable	(38,478)	41,042	(9,634)

Net cash provided by (used in) operating activities	2,039,063	1,446,482	1,368,125

Investing Activities:
Purchases of property, plant and equipment	(675,310)	(597,855)	(523,629)
Proceeds from sale of property, plant and equipment	9,667	27,325	16,108
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,878,908)	(1,785,329)	(764,338)
Proceeds from divestitures	263,306	9,990	146,835

Net cash provided by (used in) investing activities	(2,281,245)	(2,345,869)	(1,125,024)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	174,391	189,987	281,022
Repayments of short-term borrowings and other financial liabilities	(163,059)	(248,821)	(258,561)
Proceeds from short-term borrowings from related parties	39,829	146,872	—
Repayments of short-term borrowings from related parties	(64,112)	(127,015)	—
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $178,593 in 2012, $127,854 in 2011 and $31,458 in 2010)	4,750,730	2,706,105	947,346
Repayments of long-term debt and capital lease obligations	(3,589,013)	(957,235)	(1,072,941)
Redemption of trust preferred securities	—	(653,760)	—
Increase (decrease) of accounts receivable securitization program	(372,500)	24,500	296,000
Proceeds from exercise of stock options	121,126	94,893	109,518
Dividends paid	(271,733)	(280,649)	(231,967)
Distributions to noncontrolling interests	(195,023)	(129,542)	(111,550)
Contributions from noncontrolling interests	37,704	27,824	26,416

Net cash provided by (used in) financing activities	468,340	793,159	(14,717)

Effect of exchange rate changes on cash and cash equivalents	4,590	40,650	(6,739)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	230,748	(65,578)	221,645
Cash and cash equivalents at beginning of period	457,292	522,870	301,225

Cash and cash equivalents at end of period	$688,040	$457,292	$522,870

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the years ended December 31, 2012, 2011 and 2010
(in thousands, except share data)

	Preference Shares		Ordinary Shares					Total FMC-AG & Co. KGaA shareholders' equity
							Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	No par value	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2009	3,884,328	$4,343	295,746,635	$365,672	$3,243,466	$3,111,530	$(49,724)	$6,675,287	$123,103	$6,798,390
Proceeds from exercise of options and related tax effects	72,840	97	2,532,366	3,330	98,819	—	—	102,246	—	102,246
Compensation expense related to stock options	—	—	—	—	27,981	—	—	27,981	—	27,981
Dividends paid	—	—	—	—	—	(231,967)	—	(231,967)	—	(231,967)
Purchase/ sale of noncontrolling interests	—	—	—	—	(6,263)	—	—	(6,263)	17,295	11,032
Contributions from / to noncontrolling interests	—	—	—	—	—	—	—	—	(54,225)	(54,225)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(24,222)	—	—	(24,222)	—	(24,222)
Net income	—	—	—	—	—	978,517	—	978,517	58,040	1,036,557
Other comprehensive income (loss)	—	—	—	—	—	—	(144,321)	(144,321)	2,440	(141,881)

Comprehensive income	—	—	—	—	—	—	—	834,196	60,480	894,676

Balance at December 31, 2010	3,957,168	$4,440	298,279,001	$369,002	$3,339,781	$3,858,080	$(194,045)	$7,377,258	$146,653	$7,523,911

Proceeds from exercise of options and related tax effects	8,523	12	1,885,921	2,647	85,887	—	—	88,546	—	88,546
Compensation expense related to stock options	—	—	—	—	29,071	—	—	29,071	—	29,071
Dividends paid	—	—	—	—	—	(280,649)	—	(280,649)	—	(280,649)
Purchase/ sale of noncontrolling interests	—	—	—	—	(5,873)	—	—	(5,873)	9,662	3,789
Contributions from / to noncontrolling interests	—	—	—	—	—	—	—	—	(59,066)	(59,066)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(86,233)	—	—	(86,233)	—	(86,233)
Net income	—	—	—	—	—	1,071,154	—	1,071,154	63,251	1,134,405
Other comprehensive income (loss)	—	—	—	—	—	—	(291,722)	(291,722)	(1,035)	(292,757)

Comprehensive income	—	—	—	—	—	—	—	779,432	62,216	841,648

Balance at December 31, 2011	3,965,691	$4,452	300,164,922	$371,649	$3,362,633	$4,648,585	$(485,767)	$7,901,552	$159,465	$8,061,017

Proceeds from exercise of options and related tax effects	7,642	10	2,574,836	3,266	110,510	—	—	113,786	—	113,786
Compensation expense related to stock options	—	—	—	—	26,476	—	—	26,476	—	26,476
Dividends paid	—	—	—	—	—	(271,733)	—	(271,733)	—	(271,733)
Purchase / sale of noncontrolling interests	—	—	—	—	(26,918)	—	—	(26,918)	86,705	59,787
Contributions from / to noncontrolling interests	—	—	—	—	—	—	—	—	(26,428)	(26,428)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	18,880	—	—	18,880	—	18,880
Net income	—	—	—	—	—	1,186,809	—	1,186,809	45,450	1,232,259
Other comprehensive income (loss)	—	—	—	—	—	—	(6,346)	(6,346)	(438)	(6,784)

Comprehensive income	—	—	—	—	—	—	—	1,180,463	45,012	1,225,475

Balance at December 31, 2012	3,973,333	$4,462	302,739,758	$374,915	$3,491,581	$5,563,661	$(492,113)	$8,942,506	$264,754	$9,207,260

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.     The Company and Basis of Presentation

The Company

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company, operating in both the field of dialysis care and the field of dialysis products for the treatment of end-stage renal disease ("ESRD"). The Company's dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers.

        In these Notes, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment. The term "International Segment" refers to the combined International and Asia-Pacific operating segments.

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

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

        Certain items in the prior years' comparative consolidated financial statements have been reclassified to conform to the current years' presentation. Revenues have been restated to reflect the retrospective adoption of Accounting Standards Update 2011-07, Health Care Entities. Specifically, bad debt expense in the amount of $224,545 and $209,296 was reclassified from selling general and administrative ("SG&A") as a reduction of revenue for 2011 and 2010, respectively. In addition, freight expense in the amount of $144,115 and $100,363 was reclassified from SG&A to cost of revenue to harmonize the presentation for all segments for 2011 and 2010, respectively.

Summary of Significant Accounting Policies

a)    Principles of Consolidation

        The consolidated financial statements include the earnings of all companies in which the Company has legal or effective control. In addition, the Company consolidates variable interest entities ("VIEs") for which it is deemed the primary beneficiary. In accordance with current accounting principles, the Company also consolidates certain clinics that it manages and financially controls. The equity method of accounting is used for investments in associated companies over which the Company has significant exercisable influence, even when the Company holds 50% or less of the common stock of the company. Noncontrolling interests represent the proportionate equity interests of owners in the Company's consolidated entities that are not wholly owned. Noncontrolling interests of recently acquired entities are valuated at fair value. All significant intercompany transactions and balances have been eliminated.

        The Company has entered into various arrangements with certain dialysis clinics and a dialysis product distributor to provide management services, financing and product supply. The dialysis clinics and the dialysis product distributor have either negative equity or are unable to provide their own funding for their operations. Therefore, the Company has agreed to fund their operations through loans. The compensation for the funding can carry interest, exclusive product supply agreements, or entitle the Company to a pro rata share of profits, if any. The Company has a right of first refusal in the event the owners sell the business or assets. These clinics and the dialysis product distributor are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated. In the North America Segment, the Company has consolidated four new VIEs as a result of the acquisition of Liberty Dialysis Holdings, LLC ("LD Holdings") in 2012. In the International Segment, one entity has ceased to be a VIE due to a change in the ownership structure. They generated

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

approximately $194,278, $195,296 and $132,697 in revenue in 2012, 2011, and 2010, respectively. The Company provided funding to these VIEs through loans and accounts receivable of $146,500 and $147,900 in 2012 and 2011, respectively. The table below shows the carrying amounts of the assets and liabilities of these VIEs at December 31, 2012 and 2011:

	2012	2011
Trade accounts receivable, net	$85,458	$73,172
Other current assets	58,329	65,576
Property, plant and equipment, intangible assets & other non-current assets	24,298	25,978
Goodwill	31,678	52,251
Accounts payable, accrued expenses and other liabilities	120,753	148,924
Non-current loans to related parties	12,998	13,000
Equity	66,013	55,053

b)    Cash and Cash Equivalents

        Cash and cash equivalents comprise cash funds and all short-term, liquid investments with original maturities of up to three months.

c)    Inventories

        Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value (see Note 4). Costs included in inventories are based on invoiced costs and/or production costs or the marked to market valuation, as applicable. Included in production costs are material, direct labor and production overhead, including depreciation charges.

d)    Property, Plant and Equipment

        Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 6). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 43 years for buildings and improvements with a weighted average life of 12 years and 3 to 15 years for machinery and equipment with a weighted average life of 10 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2012, 2011, and 2010 was $3,952, $3,784 and $5,918, respectively.

e)    Intangible Assets and Goodwill

        Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, lease agreements, and licenses acquired in a business combination are recognized and reported apart from goodwill (see Note 7).

        Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful life which in average is 8 years. Technology is amortized over its useful life of 15 years. Licenses to manufacture, distribute and sell pharmaceutical

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

drugs, exclusive contracts and exclusive licenses are amortized over their useful life which in average is 10 years. All other intangible assets are amortized over their weighted average useful lives of 6 years. The weighted average useful life of all amortizable intangible assets is 9 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

        To perform the annual impairment test of goodwill, the Company identified its reporting units and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. One reporting unit was identified in the North America Segment. The International operating segment is divided into two reporting units (Europe and Latin America), while only one reporting unit exists in the operating segment Asia Pacific. For the purpose of goodwill impairment testing, all corporate assets are allocated to the reporting units.

        In a first step, the Company compares the fair value of a reporting unit to its carrying amount. Fair value is determined using estimated future cash flows for the unit discounted by an after-tax weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company's business which, results from the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The reporting units' respective expected growth rates for the period beyond ten years are: North America 1%, Europe 0%, Latin America 4%, and Asia Pacific 4%. The discount factor is determined by the WACC of the respective reporting unit. The Company's WACC consists of a basic rate of 5.79% for 2012. The basic rate is then adjusted by a country-specific risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions, until they are appropriately integrated, within each reporting unit. In 2012, WACCs for the reporting units ranged from 6.35% to 13.51%.

        In the case that the fair value of the reporting unit is less than its carrying value, a second step would be performed which compares the fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than the carrying value, the difference is recorded as an impairment.

        To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset's fair value is determined using a discounted cash flow approach or other methods, if appropriate.

f)    Derivative Financial Instruments

        Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see Note 20). Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlyings are recognized periodically in earnings, while the effective portion of changes in fair value of cash flow hedges is recognized in accumulated other comprehensive income (loss) in shareholders' equity. The ineffective portion is recognized in current net earnings. The change in fair value of derivatives that do not qualify for hedge accounting are recorded in the income statement and usually offset the changes in value recorded in the income statement for the underlying asset or liability.

g)    Foreign Currency Translation

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

h)    Revenue Recognition and Allowance for Doubtful Accounts

Revenue Recognition

        Dialysis care revenues are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for dialysis care services at amounts estimated to be receivable based upon the Company's standard rates or at rates determined under reimbursement arrangements. In the U.S., these arrangements are generally with third party payors, like Medicare, Medicaid or commercial insurers. Outside the U.S., the reimbursement is usually made through national or local government programs with reimbursement rates established by statute or regulation.

        Dialysis product revenues are recognized upon transfer of title to the customer, either at the time of shipment, upon receipt or upon any other terms that clearly define passage of title. Product revenues are normally based upon pre-determined rates that are established by contractual arrangement.

        For both Dialysis Care and Dialysis Products, patients, third party payors and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

        As of January 1, 2012, the Company adopted ASU 2011-07, Health Care Entities – Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts and as a result, services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the difference between the receivable recorded and the amount estimated to be collectible must be recorded as a provision and the expense is presented as a reduction of Dialysis Care revenues. The provision includes such items as amounts due from patients without adequate insurance coverage, and patient co-payment and deductible amounts due from patients with health care coverage. The Company bases the provision mainly on past collection history and reports it as "Patient service bad debt provision" on the Consolidated Statements of Income.

        A minor portion of International Segment product revenues is generated from arrangements which give the customer, typically a healthcare provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. In this type of contract, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables. In certain sales type leases, the contract is structured whereby ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for sales type leases.

        Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction (e.g. sales tax) is excluded from revenues and the related revenue is reported on a net basis.

Allowance for doubtful accounts

        In North America for receivables generated from Dialysis Care, the accounting for the allowance for doubtful accounts is based on an analysis of collection experience and recognizing the differences between payors. The Company also performs an aging of accounts receivable which enables the review of each customer and their payment pattern. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances.

        The allowance for doubtful accounts in the International Segment and the North America products business are estimates comprised of customer specific evaluations regarding their payment history, current financial stability, and applicable country specific risks for receivables that are overdue more than one year. The changes in the allowance for these receivables are recorded in Selling, general and administrative as an expense.

i)    Research and Development expenses

        Research and development expenses are expensed as incurred.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

j)    Income Taxes

        Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the respective tax jurisdiction. Expected and executed additional tax payments and tax refunds for prior years are also taken into account. Benefits from income tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more likely than not threshold has been determined based on the technical merits that the position will sustain upon examination. If a tax position is not considered more likely than not to be sustained based solely on its technical merits, no benefits are recognized.

        The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis as well as on consolidation procedures affecting net income, tax credits and tax loss carryforwards which are more likely than not to be utilized. Deferred tax assets and liabilities are measured using the respective countries enacted tax rates to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. In addition, the recognition of deferred tax assets considers the budget planning of the Company and implemented tax strategies. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 17).

        It is the Company's policy to recognize interest and penalties related to its tax positions as income tax expense.

k)    Impairment

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

        For the Company's policy related to goodwill impairment, see 1e) above.

l)    Debt Issuance Costs

        Certain costs related to the issuance of debt are amortized over the term of the related obligation (see Note 10).

m)    Self-Insurance Programs

        Under the insurance programs for professional, product and general liability, auto liability and worker's compensation claims, the Company's largest subsidiary is partially self-insured for professional liability claims. For all other coverages, the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

n)    Concentration of Risk

        The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to healthcare providers throughout the world, and in providing kidney dialysis treatment,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

clinical laboratory testing, and other medical ancillary services. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral.

        Approximately 32%, 30% and 32% of the Company's worldwide revenues were earned and subject to regulations under Medicare and Medicaid, governmental healthcare programs administered by the United States government in 2012, 2011, and 2010, respectively.

        No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in any of these years. Trade accounts receivable in the International Segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 2% at December 31, 2012.

        See Note 4 for concentration of supplier risks.

o)    Legal Contingencies

        From time to time, during the ordinary course of the Company's operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see Note 19). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses and consulting services in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

        The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that accrual of a loss is appropriate.

p)    Earnings per Ordinary Share

        Basic earnings per ordinary share for all years presented has been calculated using the two-class method based upon the weighted average number of ordinary and preference shares outstanding. Basic earnings per share is computed by dividing net income less preference amounts by the weighted average number of ordinary shares and preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on ordinary shares and preference shares that would have been outstanding during the year.

        The equity-settled awards granted under the Company's stock incentive plans (see Note 16), are potentially dilutive equity instruments.

q)    Employee Benefit Plans

        The Company recognizes the underfunded status of its defined benefit plans, measured as the difference between the fair value of the plan assets and the present value of the benefit obligation, as a liability. Changes in the funded status of a plan resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost are recognized through accumulated other comprehensive income, net of tax, in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. The Company uses December 31 as the measurement date when measuring the funded status of all plans.

        In the case of the Company's funded plan, the defined benefit obligation is offset against the fair value of plan assets. A pension liability is recognized in the balance sheet if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under other assets in the balance sheet) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

r)    Recent Pronouncements

Recently Implemented Accounting Pronouncements

        In July 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2011-07 ("ASU 2011-07"), Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts and the Allowance for Doubtful Accounts for Certain Health Care Entities in order to provide financial statement users with greater transparency about a healthcare entity's net patient service revenue and the related allowance for doubtful accounts. The standard requires healthcare entities that recognize significant amounts of patient service revenue at the time the services are rendered even though they do not assess the patient's ability to pay to present the provision for bad debts related to patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts) on their statement of operations. The provision for bad debts which we presented as an operating expense before 2012 has been reclassified to a deduction from patient service revenue. Additionally, these healthcare entities are required to provide enhanced disclosures about their policies for recognizing revenue and assessing bad debts. The update also requires disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts.

        The amendments to the presentation of the provision for bad debts related to patient service revenue in the statement of operations has been applied retrospectively to all prior periods presented. The Company adopted the provisions of ASU 2011-07 as of January 1, 2012 and has restated the financial results of 2011 and 2010, accordingly.

        In June 2011, the FASB issued Accounting Standard Update 2011-05 ("ASU 2011-05"), Comprehensive Income (Topic 220): Presentation of Comprehensive Income. In December 2011 the FASB issued Accounting Standard Update 2011-12 ("ASU 2011-12"), Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. FASB additionally issued Accounting Standard Update 2013-02 (ASU 2013-02") Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income in February 2013, which is effective for reporting periods beginning after December 15, 2012.

        The requirements established in ASU 2011-05 obliges that all components of comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but continuous statements. FASB's ASU 2013-02 will require the adjustments to the components of accumulated other comprehensive income and their related tax effects to be presented on the face of the statement in which the components of other comprehensive income are presented or in the notes to the financial statements remains for year-end disclosure.

        The Company presents two separate but continuous statements of net income and comprehensive income and as such we are in compliance with presentation of Comprehensive Income (Topic 220): Presentation of Comprehensive Income and Presentation of Items Reclassified Out of Accumulated Other Comprehensive Income. Additionally, the Company has early adopted ASU 2013-02 for the adjustments to the components and their tax effects. See Note 21.

Recent Accounting Pronouncements Not Yet Adopted

        On January 31, 2013, FASB issued Accounting Standards Update 2013-01 ("ASU 2013-01") an update to Balance Sheet (Topic 210), Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The main purpose of ASU 2013-01 is to clarify the scope of balance sheet offsetting under Accounting Standard Update 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities ("ASU2011-11") to include derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are offset or subject to master netting agreements. The disclosures required under ASU 2011-11 would apply to these transactions and other types of financial assets or liabilities will no longer be subject to ASU 2011-11. The update is effective for periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of ASU 2011-11 on its consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

2.     Acquisition of Liberty Dialysis Holdings

        On February 28, 2012, the Company acquired 100% of the equity of LD Holdings, the owner of Liberty Dialysis and owner of a 51% stake in Renal Advantage Partners, LLC (the "Liberty Acquisition"). The Company accounted for this transaction as a business combination, subject to finalization of the acquisition accounting which will be finalized during the first quarter of 2013. LD Holdings mainly provided dialysis care in the United States through the 263 clinics it owned (the "Acquired Clinics"). As the Company expressly discloses in this report (see Item 4B, "Information on the Company – Business Overview – Our Strategy and Competitive Strengths") it is part of the Company's stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company's business model and are easy to integrate without disruption to its existing business, requiring little or no realignment of its structures. The Liberty Acquisition is consistent in this regard as it involves the acquisition of dialysis clinics, a business in which the Company is already engaged and, therefore, merely supplements its existing business.

        Total consideration for the Liberty Acquisition was $2,181,358, consisting of $1,696,659 cash, net of cash acquired and $484,699 non-cash consideration. Accounting standards for business combinations require previously held equity interests to be fair valued with the difference to book value to be recognized as a gain or loss in income. Prior to the Liberty Acquisition, the Company had a 49% equity investment in Renal Advantage Partners, LLC, the fair value of which, $ 201,915, is included as non-cash consideration. The Company has determined the estimated fair value based on the discounted cash flow method, utilizing an approximately 13% discount rate. In addition to the Company's investment, it also had a loan receivable from Renal Advantage Partners, LLC of $279,793, at a fair value of $ 282,784, which was retired as part of the transaction.

        The following table summarizes the estimated fair values as of the date of acquisition based upon information available, as of December 31, 2012, of assets acquired and liabilities assumed at the date of the acquisition. Any adjustments to acquisition accounting, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill:

Assets held for sale	$164,068
Trade accounts receivable	156,443
Other current assets	20,488
Deferred tax assets	14,932
Property, plant and equipment	167,360
Intangible assets and other assets	84,056
Goodwill	1,999,862
Accounts payable, accrued expenses and other current liabilities	(116,153)
Income tax payable and deferred taxes	(42,697)
Short-term borrowings, other financial liabilities, long-term debt and capital lease obligations	(72,101)
Other liabilities	(29,800)
Noncontrolling interests (subject and not subject to put provisions)	(165,100)

Total acquisition cost	$2,181,358

Less non-cash contributions at fair value
Investment at acquisition date	(201,915)
Long-term Notes Receivable	(282,784)

Total non-cash items	(484,699)

Net Cash paid	$1,696,659

        As of December 31, 2012, it is estimated that amortizable intangible assets acquired in this acquisition will have weighted average useful lives of 6-8 years.

        Goodwill, in the amount of $1,999,862 was acquired as part of the Liberty Acquisition and is allocated to the North America Segment. Goodwill is an asset representing the future economic benefits arising

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill arises principally due to the fair value placed on acquiring an established stream of future cash flows versus building a similar franchise. Of the goodwill recognized in this acquisition, approximately $436,000 is expected to be deductible for tax purposes and amortized over a 15 year period.

        The noncontrolling interests acquired as part of the acquisition are stated at estimated fair value, subject to finalization of the acquisition accounting, based upon utilized implied multiples used in conjunction with the Liberty Acquisition, as well as the Company's overall experience and contractual multiples typical for such arrangements.

        LD Holdings' results have been included in the Company's Consolidated Statement of Income since February 29, 2012. Specifically, LD Holdings has contributed revenue and operating income in the amount of $713,774 and $182,188, respectively, to the Company's consolidated income. This amount for operating income does not include synergies which may have resulted at consolidated entities outside LD Holdings since the acquisition closed. In addition, the Company's results include those of divested FMC-AG & Co. KGaA clinics prior to their divestiture.

        The fair valuation of the Company's 49% equity investment in Renal Advantage Partners, LLC at the time of the Liberty Acquisition resulted in a non-taxable gain of $139,600 and is presented in the separate line item "Investment Gain" in the Consolidated Statement of Income. The retirement of the loan receivable resulted in a gain of $8,501 which was recognized in interest income.

Divestitures

        In connection with the Federal Trade Commission's consent order relating to the Liberty Acquisition, the Company agreed to divest a total of 62 renal dialysis centers. During the year ended December 31, 2012, 24 of the 61 clinics sold were FMC-AG & Co. KGaA clinics, which resulted in a $33,455 gain.

        For the year ended December 31, 2012, the income tax expense related to the sale of these clinics of approximately $20,804 has been recorded in the line item "Income tax expense," resulting in a net gain of approximately $12,651. The after-tax gain was offset by the after-tax effects of the costs associated with the Liberty Acquisition.

Pro Forma Financial Information

        The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the Liberty Acquisition and the divestitures described above had been consummated on January 1, 2011. The pro forma information includes adjustments primarily for elimination of the investment gain and the gain from the retirement of debt. The pro-forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated on January 1, 2011.

	For the years ended December 31,
	2012	2011
Pro forma net revenue	$13,900,540	$13,215,111
Pro forma net income attributable to shareholders of FMC-AG & Co. KGaA	1,054,872	1,077,218
Pro forma income per ordinary share
Basic	$3.46	$3.56
Fully diluted	$3.44	$3.53

3.     Related Party Transactions

        The Company's parent, Fresenius SE & Co. KGaA, is a German partnership limited by shares resulting from the change of legal form effective January 28, 2011, of Fresenius SE, a European Company (Societas Europaea), and which, prior to July 13, 2007, was called Fresenius AG, a German stock corporation. In these Consolidated Financial Statements, Fresenius SE refers to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

conversion of Fresenius AG from a stock corporation into a European Company. Fresenius SE owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). From November 16, 2011 until February 29, 2012, Fresenius SE purchased 3.5 million ordinary shares of FMC-AG & Co. KGaA in market transactions. Fresenius SE, the Company's largest shareholder, owns approximately 31.2% of the Company's voting shares as of December 31, 2012.

a)    Service and Lease Agreements

        The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. During 2012, 2011 and 2010, amounts charged by Fresenius SE to the Company under the terms of these agreements were $80,778, $75,969 and $59,501, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $5,810, $6,555, $6,115 for services rendered to the Fresenius SE Companies during 2012, 2011 and 2010, respectively.

        Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $25,179, $25,833 and $23,807 during 2012, 2011 and 2010, respectively. The majority of the leases expire in 2016 and contain renewal options.

        The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the General Partner's management board. The aggregate amount reimbursed to the General Partner was $18,995, $13,511 and $16,123, respectively, for its management services during 2012, 2011 and 2010 and included $94, $84 and $80, respectively, as compensation for their exposure to risk as general partner. The Company's Articles of Association set the annual compensation for assuming unlimited liability at 4% of the amount of the General Partner's share capital, which increased by €1,500 to €3,000 on October 10, 2012.

b)    Products

        During 2012, 2011 and 2010 the Company sold products to the Fresenius SE Companies for $22,098, $20,220 and $15,413 respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $46,072, $52,587 and $43,474 respectively.

        In addition to the purchases noted above, the Company currently purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. During 2012, 2011 and 2010, Fresenius Medical Care Holdings, Inc. ("FMCH") acquired approximately $14,136, $24,106 and $30,703, respectively, of heparin from Kabi USA through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

c)    Financing Provided by and to Fresenius SE and the General Partner

        As of December 31, 2012, the Company provided a loan to Fresenius SE of €20,900 ($27,575 as of December 31, 2012) at an interest rate of 1.484%, due and paid on January 11, 2013.

        As of December 31, 2012, the Company had loans of CNY 362,425 ($58,168 as of December 31, 2012) outstanding with a subsidiary of Fresenius SE at a weighted average interest rate of 6.115%, with the majority of the loans due on May 23, 2014.

        The Company, at December 31, 2012, had a receivable from Fresenius SE in the amount of €4,721 ($6,227 as of December 31, 2012) resulting from being a party to a German trade tax group agreement with Fresenius SE for the fiscal years 1997-2001.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        On August 19, 2009, the Company borrowed €1,500 ($1,979 as of December 31, 2012) from the General Partner at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2013 at an interest rate of 2.132%.

d)    Other

        The Company performs clinical studies for certain of its joint ventures for which services the Company received approximately $7,432 and $9,355 in 2012 and 2011, respectively.

        The Chairman of the Company's Supervisory Board is also the Chairman of the Supervisory Board of Fresenius SE and of the general partner of Fresenius SE. He is also a member of the Supervisory Board of the Company's General Partner.

        The Vice Chairman of the Company's Supervisory Board is a member of the Supervisory Board of the general partner of Fresenius SE and Vice Chairman of the Supervisory Board of the Company's General Partner. He is also Chairman of the Advisory Board of a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He is also a partner in a law firm which provided services to the Company and certain of its subsidiaries. During 2012, the Company and its subsidiaries paid or processed for payment, approximately $1,797 for services performed during the period October 1, 2011 through September 30, 2012. During 2011, the Company and its subsidiaries paid approximately $1,930 for services performed during the period October 1, 2010 through September 30, 2011. During 2010, the Company and its subsidiaries paid approximately $1,601 for services performed during the period October 1, 2009 through September 30, 2010. Five of the six members of the Company's Supervisory Board, including the Chairman and Vice Chairman, are also members of the Supervisory Board of the Company's General Partner.

        The Chairman of the Supervisory Board of the Company's general partner is also the Chairman of the Management Board of the general partner of Fresenius SE, and the Chairman and Chief Executive Officer of the Management Board of the Company's general partner is a member of the Management Board of the general partner of Fresenius SE.

4.     Inventories

        As of December 31, 2012 and December 31, 2011, inventories consisted of the following:

	2012	2011
Finished goods	$627,338	$610,569
Raw materials and purchased components	171,373	163,030
Health care supplies	154,840	133,769
Work in process	83,258	60,128

Inventories	$1,036,809	$967,496

        Under the terms of certain unconditional purchase agreements, including the Venofer® license, distribution, manufacturing and supply agreement (the "Venofer® Agreement") with Luitpold Pharmaceuticals, Inc. and American Regent, Inc., the Company is obligated to purchase approximately $465,348 of materials, of which $316,954 is committed at December 31, 2012 for 2013. The terms of these agreements run 1 to 9 years. In the fourth quarter of 2012, the Company amended the Venofer® Agreement which resulted in a decrease of the 2013 purchase commitment of $91,764 and in 2014 and thereafter, the Company is required to determine their minimum purchase requirements for the subsequent year on a yearly basis. The Company incurred an other operating expense of $100,000 related to this contract amendment.

        Healthcare supplies inventories as of December 31, 2012 and 2011 include $29,704 and $47,654, respectively, of Erythropoietin ("EPO"). On January 1, 2012, the Company entered into a three-year sourcing and supply agreement with its EPO supplier.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

5.     Prepaid Expenses and Other Current Assets

        As of December 31, 2012 and 2011, prepaid expenses and other current assets consisted of the following:

	2012	2011
Taxes Refundable	$149,536	$180,721
Receivables for supplier rebates	61,248	185,152
Prepaid licence fees	47,137	45,184
Leases receivable	46,198	38,175
Prepaid rent	44,894	39,468
Payments on account	35,660	40,476
Derivatives	31,235	60,877
Prepaid insurance	24,803	14,163
Deposit / Guarantee / Security	20,903	16,538
Other	476,147	414,612

Total prepaid expenses and other current assets	$937,761	$1,035,366

        The other item in the table above includes other current receivables from Medicare and Medicaid, amounts due from managed locations and other deferred charges.

6.     Property, Plant and Equipment

        As of December 31, 2012 and 2011, property, plant and equipment consisted of the following:

	2012	2011
Land and improvements	$54,775	$53,147
Buildings and improvements	2,257,002	1,975,839
Machinery and equipment	3,470,972	3,060,132
Machinery, equipment and rental equipment under capitalized leases	36,316	36,450
Construction in progress	256,401	275,006

	6,075,466	5,400,574
Accumulated depreciation	(3,134,863)	(2,770,873)

Property, plant and equipment, net	$2,940,603	$2,629,701

        Depreciation expense for property, plant and equipment amounted to $515,455, $479,438 and $432,930 for the years ended December 31, 2012, 2011, and 2010, respectively.

        Included in machinery and equipment as of December 31, 2012 and 2011 were $532,088 and $451,299, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

        Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $19,027 and $16,947 at December 31, 2012 and 2011, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

7.     Intangible Assets and Goodwill

        As of December 31, 2012 and 2011, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	2012		2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Assets
Non-compete Agreements	$317,080	$(213,639)	$257,466	$(186,659)
Technology	107,696	(40,849)	110,866	(32,582)
License and distribution agreements	225,393	(98,757)	223,828	(80,622)
Self-developed Software	72,328	(32,496)	55,600	(28,193)
Other	343,867	(246,239)	317,579	(227,274)
Construction in progress	57,677	—	58,661	—

	$1,124,041	$(631,980)	$1,024,000	$(555,330)

        As of December 31, 2012 and 2011 the carrying value of non-amortizable intangible assets other than goodwill consisted of the following:

	2012	2011
	Carrying Amount	Carrying Amount
Non-amortizable Intangible Assets
Tradename	$209,712	$209,640
Management contracts	8,343	8,342

	$218,055	$217,982

Total Intangible Assets	$710,116	$686,652

        The tables below show the amortization expense related to the amortizable intangible assets for the years presented and the estimated amortization expense of these assets for the following five years.

Amortization Expense
2010	$70,294

2011	$77,845

2012	$87,441

Estimated Amortization Expense
2013	$83,685

2014	$79,719

2015	$77,507

2016	$75,567

2017	$71,060

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Goodwill

        In 2012 and 2011, goodwill related to general manufacturing operations was reclassified from the North America and International Segments to Corporate (see Note 23). For the purpose of goodwill impairment testing, all corporate assets are allocated to the reporting units (see Note 1 f).

        Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During 2012 and 2011, the Company's acquisitions consisted primarily of the 2012 acquisition of LD Holdings as well as the acquisition of clinics in the normal course of operations. The segment detail is as follows:

	North America	International	Segment Total	Corporate	Total
Balance as of January 1, 2011	$7,024,745	$955,774	$7,980,519	$159,949	$8,140,468
Goodwill acquired, net of divestitures	517,213	626,863	1,144,076	—	1,144,076
Reclassifications	(226,900)	(20,449)	(247,349)	247,480	131
Foreign Currency Translation Adjustment	(436)	(98,099)	(98,535)	510	(98,025)

Balance as of December 31, 2011	$7,314,622	$1,464,089	$8,778,711	$407,939	$9,186,650

Goodwill acquired, net of divestitures	2,172,181	21,106	2,193,287	—	2,193,287
Reclassifications	—	(5,188)	(5,188)	5,188	—
Foreign Currency Translation Adjustment	210	41,352	41,562	390	41,952

Balance as of December 31, 2012	$9,487,013	$1,521,359	$11,008,372	$413,517	$11,421,889

8.     Accrued Expenses and Other Current Liabilities

        At December 31, 2012 and 2011, accrued expenses and other current liabilities consisted of the following:

	2012	2011
Accrued salaries, wages and incentive plan compensations	$481,920	$420,613
Unapplied cash and receivable credits	198,834	158,006
Accrued insurance	187,254	162,149
Special charge for legal matters	115,000	115,000
Accrued interest	111,532	74,821
Withholding tax and VAT	96,157	79,764
Accrued operating expenses	91,529	71,324
Derivative financial instruments	26,578	192,729
Other	478,667	429,867

Total accrued expenses and other current liabilities	$1,787,471	$1,704,273

        In 2001, the Company recorded a $258,159 special charge to address legal matters relating to transactions pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius SE (the "Merger"), estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the "Grace Chapter 11 Proceedings") and the cost of resolving pending litigation and other disputes with certain commercial insurers. During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

approved a definitive settlement agreement entered into among the Company, the committees representing the asbestos creditors and W.R. Grace & Co. Under the settlement agreement, the Company will pay $115,000, without interest, upon plan confirmation (see Note 19). With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved.

        The other item in the table above includes accruals for legal and compliance costs, physician compensation, commissions, short-term portion of pension liabilities, bonuses and rebates, and accrued rents.

9.     Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

        As of December 31, 2012 and December 31, 2011, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	2012	2011
Borrowings under lines of credit	$117,850	$91,899
Other financial liabilities	—	6,902

Short-term borrowings and other financial liabilities	117,850	98,801
Short-term borrowings from related parties (see Note 3.c.)	3,973	28,013

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$121,823	$126,814

Short-term Borrowings under lines of credit

        Short-term borrowings of $117,850 and $91,899 at December 31, 2012 and 2011, respectively, represented amounts borrowed by the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2012 and 2011 were 4.93% and 4.88%, respectively.

        Excluding amounts available under the 2012 Credit Agreement (see Note 10 below), at December 31, 2012 and 2011, the Company had $261,825 and $234,005 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company's subsidiary that is party to the agreement or may require the Company's guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

Other Financial Liabilities

        At December 31, 2012 and 2011, the Company had $0 and $6,902 of other financial liabilities which were mainly related the signing of a 2008 licensing and distribution agreement.

Short-term Borrowings from related parties

        From time to time during each of the years presented, the Company received advances under the existing loan agreements with Fresenius SE for those years. During the year ended December 31, 2012, the Company received advances ranging from €8,300 to €196,400 with interest rates ranging from 1.365% to 1.838%. During the year ended December 31, 2011, the Company received advances ranging from €17,900 to €181,900 with interest rates ranging from 1.832% to 2.683%. For further information on short-term borrowings from related party outstanding as of December 31, 2012 and 2011, see Note 3 c. Annual interest expense on these borrowings during the years presented was $1,458, $2,362 and $179 for the years 2012, 2011 and 2010, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

10.   Long-term Debt and Capital Lease Obligations

        As of December 31, 2012 and December 31, 2011, long-term debt and capital lease obligations consisted of the following:

	2012	2011
2012 Credit Agreement and Amended 2006 Senior Credit Agreement	$2,659,340	$2,795,589
Senior Notes	4,743,442	2,883,009
Euro Notes	51,951	258,780
European Investment Bank Agreements	324,334	345,764
Accounts receivable facility	162,000	534,500
Capital lease obligations	15,618	17,993
Other(1)	219,976	248,951

	8,176,661	7,084,586
Less current maturities	(334,747)	(1,589,776)

	$7,841,914	$5,494,810

(1)
As of Dec 31, 2012 this amount includes the non-current portion of a loan from Fresenius SE subsidiary of $56,174 which is due on May 23, 2014.

        On October 30, 2012, $2,109,166 was reclassified from Current portion of long-term debt to Long-term debt as a result of entering into the new 2012 Credit Agreement.

        The Company's long-term debt consists mainly of borrowings related to its 2012 Credit Agreement, its Senior Notes, its Euro Notes, borrowings under its European Investment Bank Agreements, borrowings under its accounts receivable facility ("A/R Facility") and certain other borrowings as follows:

2012 Credit Agreement

        The Company entered into a new $3,850,000 syndicated credit facility (the "2012 Credit Agreement") with a large group of banks and institutional investors (collectively, the "Lenders") on October 30, 2012 which replaced its Amended 2006 Senior Credit Agreement. The new credit facility consists of:

  •
  a 5-year revolving credit facility of approximately $1,250,000 comprising a $400,000 multicurrency revolving facility, a $200,000 revolving facility and a €500,000 revolving facility which will be due and payable on October 30, 2017.

  •
  a 5-year term loan facility of $2,600,000, also scheduled to mature on October 30, 2017. The 2012 Credit Agreement requires 17 quarterly payments of $50,000 each, beginning in the third quarter of 2013 that permanently reduce the term loan facility. The remaining balance is due on October 30, 2017.

        Interest on the new credit facilities will be, at the Company's option, at a rate equal to either (i) LIBOR or EURIBOR (as applicable) plus an applicable margin or (ii) the Base Rate as defined in the 2012 Credit Agreement plus an applicable margin. As of December 31, 2012, the tranches outstanding under the 2012 Credit Agreement had a weighted average interest rate of 2.35%.

        The applicable margin is variable and depends on the Company's Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the 2012 Credit Agreement).

        In addition to scheduled principal payments, indebtedness outstanding under the 2012 Credit Agreement will be reduced by portions of the net cash proceeds received from certain sales of assets and the issuance of certain additional debt.

        Obligations under the 2012 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the Lenders.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €300,000 ($395,820 based upon the December 31, 2012 spot rate) for dividends to be paid in 2013, and increases in subsequent years. In default, the outstanding balance under the 2012 Credit Agreement becomes immediately due and payable at the option of the Lenders. The Company was in compliance with all covenants at December 31, 2012.

        The Company incurred fees of approximately $27,193 in conjunction with the 2012 Credit Agreement. Certain fees related to the Amended 2006 Senior Credit Agreement of approximately $4,482 are also applicable to the 2012 Credit Agreement. These fees and the $22,361 of newly incurred fees will be amortized over the life of the 2012 Credit Agreement.

        The following table shows the available and outstanding amounts under the 2012 Credit Agreement at December 31, 2012 and the Amended 2006 Senior Credit Agreement at December 31, 2011:

	Maximum Amount Available December 31, 2012(1)		Balance Outstanding December 31, 2012(1)
2012 Credit Agreement
Revolving Credit USD	$600,000	$600,000	$59,340	$59,340
Revolving Credit EUR	€500,000	$659,700	€—	$—
Term Loan A	$2,600,000	$2,600,000	$2,600,000	$2,600,000

		$3,859,700		$2,659,340

	Maximum Amount Available December 31, 2011	Balance Outstanding December 31, 2011
Amended 2006 Senior Credit Agreement
Revolving Credit	$1,200,000	$58,970
Term Loan A	1,215,000	1,215,000
Term Loan B	1,521,619	1,521,619

	$3,936,619	$2,795,589

(1)
These amounts represent the maximum amount available under the 2012 Credit Agreement, which replaced the Amended 2006 Senior Credit Agreement on October 30, 2012. The 2012 Credit Agreement utilizes different tranches than the previous agreement and, as such, the tables are presented separately for increased clarity.

        In addition, at December 31, 2012 and December 31, 2011, the Company had letters of credit outstanding in the amount of $77,188 and $180,766, respectively, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the respective revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Senior Notes

        As of December 31, 2012, the Company's Senior Notes consisted of the following:

Issuer/Transaction	Face Amount	Maturity	Coupon	Book value
FMC Finance VI S.A. 2010/2016	€250,000	July 15, 2016	5.50%	$327,420
FMC Finance VIII S.A. 2011/2016(1)	€100,000	October 15, 2016	3.71%	$131,940
FMC US Finance, Inc. 2007/2017	$500,000	July 15, 2017	6 7/8%	$496,006
FMC Finance VIII S.A. 2011/2018	€400,000	September 15, 2018	6.50%	$521,834
FMC US Finance II, Inc. 2011/2018	$400,000	September 15, 2018	6.50%	$395,511
FMC US Finance II, Inc. 2012/2019	$800,000	July 31, 2019	5.625%	$800,000
FMC Finance VIII S.A. 2012/2019	€250,000	July 31, 2019	5.25%	$329,850
FMC US Finance, Inc. 2011/2021	$650,000	February 15, 2021	5.75%	$645,061
FMC Finance VII S.A. 2011/2021	€300,000	February 15, 2021	5.25%	$395,820
FMC US Finance II, Inc. 2012/2022	$700,000	January 31, 2022	5.875%	$700,000

				$4,743,442

(1)
This note carries a variable interest rate which was 3.71% at December 31, 2012.

        In January 2012, $800,000 and $700,000 of dollar-denominated senior notes and €250,000 ($328,625 at date of issuance) of euro-denominated notes were issued at par. Both the $800,000 Senior Notes and the Euro-denominated Senior Notes are due July 31, 2019 while the $700,000 Senior Notes are due January 31, 2022. The proceeds were used for acquisitions and for general corporate purposes.

        In October 2011, €100,000 ($137,760 at date of issuance) of floating rate senior notes were issued at par. These floating rate senior notes are due October 15, 2016. Proceeds were used for acquisitions, to refinance indebtedness outstanding under the Amended 2006 Senior Credit Agreement and for general corporate purposes.

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

        In June 2011, Fresenius Medical Care US Finance, Inc. acquired substantially all of the assets of FMC Finance III S.A. ("FMC Finance III") and assumed the obligations of FMC Finance III under its $500,000 6 7/8% Senior Notes due 2017 (the "6 7/8% Senior Notes") and the related indenture. The guarantees of the Company and its subsidiaries, FMCH and Fresenius Medical Care Deutschland GmbH (D-GmbH"), (together, the "Guarantor Subsidiaries") for the 6 7/8% Senior Notes have not been amended and remain in full force and effect. The 6 7/8% Notes were issued in July 2007 with a coupon of 6 7/8% at a discount, resulting in an effective interest rate of 7 1/8%.

        In February 2011, $650,000 of dollar-denominated senior notes and €300,000 ($412,350 at date of issuance) of euro-denominated senior notes were issued with coupons of 5.75% and 5.25%, respectively, at an issue price of 99.060% and par, respectively. The dollar-denominated senior notes had a yield to maturity of 5.875%. Both the dollar- and euro-denominated senior notes mature on February 15, 2021. Proceeds were used to repay indebtedness outstanding under the A/R Facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions and for general corporate purposes to support the Company's renal dialysis products and services businesses.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        All Senior Notes are unsecured and guaranteed on a senior basis jointly and severally by the Company and the Guarantor Subsidiaries. The issuers may redeem the Senior Notes (except for the Floating Rate Senior Notes) at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have the right to request that the issuers repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the ratings of the respective Senior Notes.

        The Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. As of December 31, 2012, the Company was in compliance with all of its covenants under the Senior Notes.

Euro Notes

        In April 2009, the Company issued euro-denominated notes ("Euro Notes") totaling €200,000, which are senior, unsecured and guaranteed by FMCH and D-GmbH, which originally consisted of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. As of December 31, 2012, the Company was in compliance with all of its covenants under the Euro Notes. As of December 31, 2012, the Euro Notes had an outstanding balance of €39,375 ($51,951).

European Investment Bank Agreements

        The Company entered into various credit agreements with the European Investment Bank ("EIB") in 2005, 2006 and 2009. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favourable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.

        Borrowings under the four EIB credit facilities available at December 31, 2012 and 2011 are shown below:

		Balance outstanding December 31,
	Maturity	2012	2011
Revolving Credit	2013	$90,812	$115,812
Loan 2005	2013	48,806	48,806
Loan 2006	2014	118,746	116,451
Loan 2009	2014	65,970	64,695

		$324,334	$345,764

        While the EIB agreements were granted in euro, advances under the Revolving Credit, Loan 2005 and Loan 2006 could be denominated in certain foreign currencies, including U.S. dollars. As a result, the borrowings under the Revolving Credit and Loan 2005 have been drawn down in U.S. dollars, while the borrowings under Loan 2006 and Loan 2009 have been drawn down in euro. As of December 31, 2012, all credit facilities are fully utilized.

        In 2013, both the Revolving Credit and Loan 2005 will mature. The outstanding balances have been reclassified to Current portion of Long-term debt and capital lease obligations.

        All agreements with the EIB have variable interest rates that change quarterly. The Company's U.S. dollar borrowings had an interest rate of 0.438% and the euro borrowings had interest rates of 0.171% and 2.40% at December 31, 2012 and the dollar borrowings had an interest rate of 0.676% and the euro borrowings had interest rates of 1.565% and 3.666% at December 31, 2011.

        Borrowings under the 2005 and 2006 agreements are secured by bank guarantees while the 2009 agreement is guaranteed by FMCH and D-GmbH. All EIB agreements have customary covenants. As of December 31, 2012, the Company was in compliance with the respective covenants.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Accounts Receivable Facility

        The Company refinanced the A/R Facility on January 17, 2013 for a term expiring on January 15, 2016 with the available borrowings at $800,000. At December 31, 2012 there are outstanding borrowings under the A/R Facility of $162,000.

        Under the A/R Facility, certain receivables are sold to NMC Funding Corporation ("NMC Funding"), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the A/R Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company's Consolidated Balance Sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

        NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. The average interest rate during 2012 was 1.697%. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

        At December 31, 2012 and 2011, in conjunction with certain acquisitions and investments, the Company had pending payments of the purchase considerations totaling approximately $142,229 and $228,398, respectively, of which $75,266 and $103,828, respectively, was classified as the current portion of long-term debt.

Annual Payments

        Aggregate annual payments applicable to the 2012 Credit Agreement, Senior Notes, Euro Notes, EIB agreements, capital leases, the A/R Facility and other borrowings for the five years subsequent to December 31, 2012 are:

2013	$334,747
2014	529,065
2015	232,378
2016(a)	828,523
2017	2,461,714
Thereafter	3,812,012

$8,198,439

(a)
The Company refinanced the A/R facility, which was set to mature on July 31, 2014, on January 17, 2013. The payments related to this facility will mature on January 15, 2016.

11.   Employee Benefit Plans

General

        FMC-AG & Co. KGaA recognizes pension costs and related pension liabilities for current and future benefits to qualified current and former employees of the Company. The Company's pension plans are structured differently according to the legal, economic and fiscal circumstances in each country. The Company currently has two types of plans, defined benefit and defined contribution plans. In general, plan benefits in defined benefit plans are based on all or a portion of the employees' years of services and final salary. Plan benefits in defined contribution plans are determined by the amount of contribution by the employee and the employer, both of which may be limited by legislation, and the returns earned on the investment of those contributions.

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

        Actuarial assumptions generally determine benefit obligations under defined benefit plans. The actuarial calculations require the use of estimates. The main factors used in the actuarial calculations affecting the level of the benefit obligations are: assumptions on life expectancy, the discount rate and future salary and benefit levels. Under the Company's funded plans, assets are set aside to meet future payment obligations. An estimated return on the plan assets is recognized as income in the respective period. Actuarial gains and losses are generated when there are variations in the actuarial assumptions and by differences between the actual and the estimated projected benefits obligations and the return on plan assets for that year. The company's pension liability is impacted by these actuarial gains or losses.

        Under defined contribution plans, the Company pays defined contributions to an independent third party as directed by the employee during the employee's service life, which satisfies all obligations of the Company to the employee. The employee retains all rights to the contributions made by the employee and to the vested portion of the Company paid contributions upon leaving the Company. The Company has a defined contribution plan in North America.

Defined Benefit Pension Plans

        During the first quarter of 2002, FMCH, the Company's North America subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2012, FMCH's minimum funding requirement was $6,200. In addition to the compulsory contributions, the Company voluntarily provided $4,604 to the defined benefit plan. Expected funding for 2013 is $10,307.

        The benefit obligation for all defined benefit plans at December 31, 2012, is $655,447 (2011: $512,745) which consists of the gross benefit obligation of $423,509 (2011: $352,296) for the North America plan, which is funded by plan assets, and the benefit obligation of $231,938 (2011: $160,449) for the German unfunded plan.

        The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the pension plans. Benefits paid as shown in the changes in benefit obligations represent

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

payments made from both the funded and unfunded plans while the benefits paid as shown in the changes in plan assets include only benefit payments from the Company's funded benefit plan.

	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of year	$512,745	$425,472
Foreign currency translation	4,955	(6,207)
Service cost	10,704	10,625
Interest cost	26,194	24,822
Transfer of plan participants	(68)	61
Actuarial (gain) loss	122,800	69,769
Benefits paid	(21,883)	(11,797)

Benefit obligation at end of year	$655,447	$512,745

Change in plan assets:
Fair value of plan assets at beginning of year	$218,990	$232,325
Actual return on plan assets	18,356	(4,174)
Employer contributions	10,804	556
Benefits paid	(19,757)	(9,717)

Fair value of plan assets at end of year	$228,393	$218,990

Funded status at end of year	$427,054	$293,755

        The Company had a pension liability of $427,054 and $293,755 at December 31, 2012 and 2011, respectively. The pension liability consists of a current portion of $3,693 (2011: $3,262) which is recognized as a current liability in the line item "accrued expenses and other current liabilities" in the balance sheet. The non-current portion of $423,361 (2011: $290,493) is recorded as non-current pension liability in the balance sheet. Approximately 83% of the beneficiaries are located in North America with the majority of the remaining 17% located in Germany.

        The accumulated benefit obligation for all defined benefit pension plans was $616,572 and $486,143 at December 31, 2012 and 2011, respectively. The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $616,572 and $486,143 at December 31, 2012 and 2011, respectively; the related plan assets had a fair value of $228,393 and $218,990 at December 31, 2012 and 2011, respectively.

        The table below reflects pre-tax effects of actuarial losses (gains) in other comprehensive income relating to pension liabilities. As of December 31, 2012, there are no cumulative effects of prior service costs included in other comprehensive income.

Actuarial losses (gains)
Adjustments related to pensions at January 1, 2011	$102,872
Actuarial (gain) loss for the year	91,693
Amortization of unrealized losses	(8,737)
Foreign currency translation	(1,050)

Adjustments related to pensions at December 31, 2011	$184,778

Actuarial (gain) loss for the year	119,685
Amortization of unrealized losses	(18,334)
Foreign currency translation	1,827

Adjustments related to pensions at December 31, 2012	$287,956

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $25,646.

        The discount rates for all plans are based upon yields of portfolios of equity and highly rated debt instruments with maturities that mirror the plan's benefit obligation. The Company's discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2012. The following weighted-average assumptions were utilized in determining benefit obligations as of December 31:

in %	2012	2011
Discount rate	4.14	5.10
Rate of compensation increase	3.32	3.69

        The defined benefit pension plans' net periodic benefit costs are comprised of the following components for each of the years ended December 31:

	2012	2011	2010
Components of net periodic benefit cost:
Service cost	$10,704	$10,625	$7,982
Interest cost	26,194	24,822	22,615
Expected return on plan assets	(15,241)	(17,750)	(17,453)
Amortization of unrealized losses	18,334	8,737	5,313

Net periodic benefit costs	$39,991	$26,434	$18,457

        Net periodic benefit cost is allocated as personnel expense within costs of revenues, selling, general and administrative expense or research and development expense. This is depending upon the area in which the beneficiary is employed.

        The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2012	2011	2010
Discount rate	5.10	5.70	6.00
Expected return of plan assets	7.00	7.50	7.50
Rate of compensation increase	3.69	4.00	4.01

        Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2013	$15,817
2014	17,320
2015	18,909
2016	20,723
2017	22,690
2018 - 2022	143,456

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Plan Assets

        The following table presents the fair values of the Company's pension plan assets at December 31, 2012 and 2011.

		Fair Value Measurements at December 31, 2012			Fair Value Measurements at December 31, 2011
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs
	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)
Asset Category
Equity Investments
Index Funds(1)	$58,511	$—	$58,511	$55,538	$—	$55,538
Fixed Income Investments
Government Securities(2)	9,859	8,504	1,355	6,612	5,025	1,587
Corporate Bonds(3)	152,332	—	152,332	143,782	—	143,782
Other Bonds(4)	457	—	457	483	—	483
U.S. Treasury Money Market Funds(5)	2,975	2,975	—	6,600	6,600	—
Other types of investments
Cash, Money Market and Mutual Funds(6)	4,259	4,259	—	5,975	5,975	—

Total	$228,393	$15,738	$212,655	$218,990	$17,600	$201,390

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

(3)
This Category primarily represents investment grade bonds of U.S. issuers from diverse industries

(4)
This Category comprises private placement bonds as well as collateralized mortgage obligations

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

Plan Investment Policy and Strategy

        For the North America funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm's expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company's expected rate of return on pension plan assets was 7.00% for 2012.

        The Company's overall investment strategy is to achieve a mix of approximately 96% of investments for long-term growth and 4% for near-term benefit payments with a wide diversification of asset types, fund strategies and fund managers.

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

Defined Contribution Plans

        Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $16.5 if under 50 years old ($22 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2012, 2011, and 2010, was $38,582, $33,741 and $31,583, respectively.

12.   Noncontrolling Interests Subject to Put Provisions

        The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

        As of December 31, 2012 and December 31, 2011 the Company's potential obligations under these put options were $523,260 and $410,491, respectively, of which, at December 31, 2012, $228,408 were exercisable. In the last three fiscal years ending December 31, 2012, two such put provisions have been exercised for a total consideration of $3,185.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Following is a roll forward of noncontrolling interests subject to put provisions for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Beginning balance as of January 1,	$410,491	$279,709	$231,303
Contributions to noncontrolling interests	(114,536)	(43,104)	(38,964)
Purchase/ sale of noncontrolling interests	134,643	37,786	28,969
Contributions from noncontrolling interests	16,565	7,222	5,289
Changes in fair value of noncontrolling interests	(18,880)	86,233	24,222
Net income	94,718	42,857	28,839
Other comprehensive income (loss)	259	(212)	51

Ending balance as of December 31,	$523,260	$410,491	$279,709

13.   Shareholders' Equity

Capital Stock

        The General Partner has no equity interest in the Company and, therefore, does not participate in either the assets or the profits and losses of the Company. However, the General Partner is compensated for all outlays in connection with conducting the Company's business, including the remuneration of members of the management board and the supervisory board (see Note 3).

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

        In addition, the general meeting of a partnership limited by shares may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares as the consideration in a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the Company's issued capital at the time of the resolution.

        All resolutions increasing the capital of a partnership limited by shares also require the consent of the General Partner for their effectiveness.

Authorized Capital

        By resolution of the Annual General Meeting ("AGM") of shareholders on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company's share capital until May 10, 2015 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2010/I". Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the Company (indirect pre-emption rights). The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. No Authorized Capital 2010/I has been issued as of December 31, 2012.

        In addition, by resolution of the AGM of shareholders on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000 through the issue of new bearer

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2010/II". The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2010/II has been issued as of December 31, 2012.

        Authorized Capital 2010/I and Authorized Capital 2010/II became effective upon registration with the commercial register of the local court in Hof an der Saale on May 25, 2010.

Conditional Capital

        By resolution of the Company's AGM on May 12, 2011, the Company's share capital was conditionally increased with regards to the 2011 Stock Option Plan ("2011 SOP") by up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 each. For further information, see Note 16.

        By resolution of the Company's AGM on May 9, 2006, as amended by the AGM on May 15, 2007, resolving a three-for-one share split, the Company's share capital was conditionally increased by up to €15,000 corresponding to 15 million ordinary shares with no par value and a nominal value of €1.00. This Conditional Capital increase can only be effected by the exercise of stock options under the Company's Stock Option Plan 2006 with each stock option awarded exercisable for one ordinary share (see Note 16). The Company has the right to deliver ordinary shares that it owns or purchases in the market in place of increasing capital by issuing new shares.

        Through the Company's other employee participation programs, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive preference shares or, following the conversion offer in 2005, ordinary shares. At December 31, 2012, 37,656 convertible bonds or options for preference shares remained outstanding with a remaining average term of 1.89 years and 11,146,766 convertible bonds or options for ordinary shares remained outstanding with a remaining average term of 4.65 years under these programs. For the year ending December 31, 2012, 7,642 options for preference shares and 2,574,836 options for ordinary shares had been exercised under these employee participation plans (see Note 16).

        As the result of the Company's three-for-one stock split for both preference and ordinary shares on June 15, 2007, and with the approval of the shareholders at the AGM on May 15, 2007, the Company's Conditional Capital was increased by $6,557 (€4,454). Conditional Capital available for all programs at December 31, 2012 is $33,974 (€25,750) which includes $15,833 (€12,000) for the 2011 SOP, $12,568 (€9,525) for the 2006 Plan and $5,574 (€4,225) for the 2001 Plan.

Dividends

        Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

        If no dividends on the Company's preference shares are declared for two consecutive years after the year for which the preference shares are entitled to dividends, then the holders of such preference shares would be entitled to the same voting rights as holders of ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the 2012 Credit Agreement (see Note 10).

        Cash dividends of $271,733 for 2011 in the amount of €0.71 per preference share and €0.69 per ordinary share were paid on May 11, 2012.

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

14.   Sources of Revenue

        Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's dialysis care revenue, for the years ended December 31, 2012 and 2011. Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 only apply to the U.S. patient service revenue.

	2012	2011
Medicare ESRD program	$4,029,773	$3,391,339
Private/alternative payors	3,605,081	3,139,468
Medicaid and other government sources	474,520	429,010
Hospitals	400,791	377,316

Total patient service revenue	$8,510,165	$7,337,133

15.   Earnings Per Ordinary Share

        The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per ordinary share computations for 2012, 2011 and 2010:

	2012	2011	2010
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,186,809	$1,071,154	$978,517
less:
Dividend preference on Preference shares	102	110	104

Income available to all classes of shares	$1,186,707	$1,071,044	$978,413

Denominators:
Weighted average number of:
Ordinary shares outstanding	301,139,652	299,012,744	296,808,978
Preference shares outstanding	3,969,307	3,961,617	3,912,348

Total weighted average shares outstanding	305,108,959	302,974,361	300,721,326
Potentially dilutive Ordinary shares	1,761,064	1,795,743	1,311,042
Potentially dilutive Preference shares	16,851	20,184	35,481

Total weighted average Ordinary shares outstanding assuming dilution	302,900,716	300,808,487	298,120,020
Total weighted average Preference shares outstanding assuming dilution	3,986,158	3,981,801	3,947,829
Basic income per Ordinary share	$3.89	$3.54	$3.25
Fully diluted income per Ordinary share	$3.87	$3.51	$3.24

16.   Stock Options

        In connection with its equity-settled stock option programs, the Company incurred compensation expense of $26,476, $29,071 and $27,981 for the years ending December 31, 2012, 2011, and 2010, respectively. There were no capitalized compensation costs in any of the three years presented. The

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Company also recorded a related deferred income tax of $6,854, $8,195 and $8,020 for the years ending December 31, 2012, 2011, and 2010, respectively.

Stock Options and other Share-Based Plans

        At December 31, 2012, the Company has awards outstanding under various stock-based compensation plans.

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

        On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 ("2011 SOP") was established by resolution of the Company's AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's Management and Supervisory Boards, forms the Company's Long Term Incentive Program 2011 ("2011 Incentive Program"). Under the 2011 Incentive Program, participants may be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 Incentive Program will be granted over a five year period and can be granted on the last Monday in July and/or the first Monday in December each year. Prior to the respective grant, the participants will be able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options vs. phantom stock. The number of phantom shares that plan participants may choose to receive instead of stock options within the aforementioned predefined range is determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment will be conducted on the day following the Company's AGM and with respect to the grants made in December, on the first Monday in October. The awards under the 2011 Incentive Program are subject to a four-year vesting period. The vesting of the awards granted is subject to achievement of performance targets. The 2011 Incentive Program was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

        Members of the Management Board of the General Partner, members of the management boards of the Company's affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 Incentive Program. With respect to participants who are members of the General Partner's Management Board, the General Partner's Supervisory Board has sole authority to grant awards and exercise other decision making powers under the 2011 Incentive Program (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 Incentive Program.

        The exercise price of stock options granted under the 2011 Incentive Program shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company's ordinary shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 Incentive Program have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 Incentive Program to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 Incentive Program are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or disposed of otherwise.

        Phantom stock under the 2011 Incentive Program entitles the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the closing stock exchange price on the Frankfurt Stock Exchange of one of the Company's ordinary shares on the exercise date. Phantom stock have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

        During 2012, under the Long Term Incentive Program 2011, the Company awarded 2,166,035 stock options, including 310,005 stock options granted to members of the Management Board of Fresenius Medical Care Management AG ("Management Board"), the Company's general partner, at an average

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

exercise price of $75.41 (€57.15), an average fair value of $15.48 each and a total fair value of $33,538 which will be amortized over the four-year vesting period. The Company also awarded 178,729 shares of phantom stock, including 23,407 shares of phantom stock granted to members of the Management Board at a measurement date average fair value of $64.58 (€48.95) each and a total fair value of $11,543, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

        During 2011, the Company awarded 1,947,231 stock options under the 2011 Incentive Program, including 307,515 stock options granted to members of the Management Board of FMC Management AG, the Company's general partner, at an average exercise price of $67.87 (€52.45), an average fair value of $19.27 each and a total fair value of $37,525, which will be amortized over the four-year vesting period. The Company awarded 215,638 phantom shares, including 29,313 phantom shares granted to members of the Management Board of FMC Management AG, the Company's general partner, at a measurement date average fair value of $63.71 (€49.24) each and a total fair value of $13,739 which will be revalued if the fair value changes, and amortized over the four year vesting period.

Incentive plan

        In 2012, Management Board members were eligible for performance-related compensation that depended upon achievement of targets. The targets are measured by reference to operating profit margin, growth of group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions), and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions.

        The bonus for fiscal year 2012 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2012. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases. The amount of cash payment relating to the share-based component shall be based on the closing share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. The amount of the achievable bonus for each of the members of the Management Board is capped.

        Share-based compensation incurred under this plan for years 2012, 2011 and 2010 was $2,751, $2,306 and $2,603, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

        During 2010, the Company awarded 2,817,879 options under the Amended 2006 Plan, including 423,300 options granted to members of the Management Board of FMC Management AG, the Company's general partner, at a weighted average exercise price of $57.07 (€42.71), a weighted average fair value of $10.47 each and a total fair value of $29,515 which will be amortized over the three year vesting period. After December 2010, no further grants were issued under the Amended 2006 Plan.

        Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or otherwise disposed of.

Fresenius Medical Care 2001 International Stock Option Plan

        Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the "2001 Plan"), options in the form of convertible bonds with a principal of up to €10,240 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split affected in 2007, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate. Effective May 2006, no further grants can be issued under the 2001 Plan and no options were granted under the 2001 Plan after 2005 and the outstanding options will expire before 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Additional stock option plans information

        At December 31, 2012, the Management Board members of the General Partner held 2,201,205 stock options for ordinary shares and employees of the Company held 8,945,561 stock options for ordinary shares and 37,656 stock options for preference shares, under the various stock-based compensation plans of the Company.

        At December 31, 2012, the Management Board members of the General Partner held 52,720 phantom shares and employees of the Company held 334,265 phantom shares under the 2011 Incentive Plan.

        The Table below provides reconciliations for stock options outstanding at December 31, 2012, as compared to December 31, 2011.

	Options (in thousands)	Weighted average exercise price	Weighted average exercise price
		€	$
Stock options for ordinary shares
Balance at December 31, 2011	12,025	37.24	49.13
Granted	2,166	57.15	75.41
Exercised	2,575	30.62	40.40
Forfeited	469	36.66	48.37

Balance at December 31, 2012	11,147	42.66	56.29

Stock options for preference shares
Balance at December 31, 2011	49	18.64	24.59
Exercised	8	15.57	20.54
Forfeited	3	18.64	24.59

Balance at December 31, 2012	38	19.26	25.41

        The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at December 31, 2012:

Fully Vested Outstanding and Exercisable Options
	Number of Options	Weighted average remaining contractual life in years	Weighted average exercise price	Weighted average exercise price	Aggregate intrinsic value	Aggregate intrinsic value
	(in thousands)		€	US$	€	US$
Options for preference shares	38	1.89	19.26	25.41	865	1,141
Options for ordinary shares	4,389	2.42	31.26	41.25	92,368	121,870

        At December 31, 2012, there was $52,744 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 2.0 years.

        During the years ended December 31, 2012, 2011, and 2010, the Company received cash of $100,118, $81,883 and $96,204, respectively, from the exercise of stock options (see Note 13). The intrinsic value of options exercised for the twelve-month periods ending December 31, 2012, 2011, and 2010 was $83,690 $50,687 and $50,921, respectively. The Company recorded a related tax benefit of $21,008, $13,010 and $13,313 for the years ending December 31, 2012, 2011, and 2010, respectively.

        In connection with cash-settled share based payment transactions under the 2011 Incentive Program the Company recognized expense of $5,144 and $1,859 for the years ending December 31, 2012 and 2011, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Fair Value Information

        The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP and the 2006 Plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company's shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company's stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2012 and 2011 grants are as follows:

	2012	2011
Expected dividend yield	1.61%	1.62%
Risk-free interest rate	1.09%	2.55%
Expected volatility	22.20%	22.22%
Expected life of options	8 years	8 years
Weighted average exercise price (in €)	57.15	52.45
Weighted average exercise price (in US-$)	75.41	67.87

17.   Income Taxes

        Income before income taxes is attributable to the following geographic locations:

	2012	2011	2010
Germany	$263,651	$344,267	$303,954
United States	1,356,094	1,122,800	1,084,756
Other	312,368	311,292	255,031

	$1,932,113	$1,778,359	$1,643,741

        Income tax expense (benefit) for the years ended December 31, 2012, 2011, and 2010, consisted of the following:

	2012	2011	2010
Current:
Germany	$52,862	$67,484	$100,635
United States	342,250	278,634	355,739
Other	139,136	106,087	101,206

	534,248	452,205	557,580

Deferred:
Germany	10,478	14,565	(16,479)
United States	98,200	139,282	52,648
Other	(37,790)	(4,955)	(15,404)

	70,888	148,892	20,765

	$605,136	$601,097	$578,345

        In 2012, 2011 and 2010, the Company is subject to German federal corporation income tax at a base rate of 15% plus a solidarity surcharge of 5.5% on federal corporation taxes payable and a trade tax rate of 12.88%, 12.64% and 12.88% for the fiscal years ended December 31, 2012, 2011 and 2010, respectively.

        A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the effective trade tax rate on income before income taxes. The respective

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

combined tax rates are 28.71%, 28.46% and 28.71% for the fiscal years ended December 31, 2012, 2011, and 2010, respectively.

	2012	2011	2010
Expected corporate income tax expense	$554,613	$506,121	$471,836
Tax free income	(90,943)	(38,926)	(24,088)
Income from at equity investments	(2,133)	(6,883)	(550)
Tax rate differentials	137,527	140,079	118,495
Non-deductible expenses	19,961	4,536	6,934
Taxes for prior years	22,420	144	11,994
Change in valuation allowance	(19,680)	5,544	(2,259)
Noncontrolling partnership interests	(49,081)	(31,300)	(26,870)
Other	32,452	21,782	22,853

Actual income tax expense	$605,136	$601,097	$578,345

Effective tax rate	31.3%	33.8%	35.2%

        The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2012 and 2011, are presented below:

	2012	2011
Deferred tax assets:
Accounts receivable	$5,847	$5,943
Inventory	45,771	42,824
Property, plant and equipment, intangible and other non-current assets	65,370	70,652
Accrued expenses and other liabilities	329,967	265,624
Pensions	123,363	87,248
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	107,595	91,402
Derivatives	4,856	60,056
Stock-based compensation	24,758	24,191
Other	13,136	12,586

Total deferred tax assets	$720,663	$660,526
Less: valuation allowance	(44,191)	(80,418)

Net deferred tax assets	$676,472	$580,108

Deferred tax liabilities:
Accounts receivable	$17,036	$25,937
Inventory	11,847	10,899
Property, plant and equipment, intangible and other non-current assets	748,271	616,430
Accrued expenses and other liabilities	21,651	24,582
Derivatives	2,202	—
Other	128,403	103,107

Total deferred tax liabilities	929,410	780,955

Net deferred tax assets (liabilities)	$(252,938)	$(200,847)

        The valuation allowance decreased by $36,227 in 2012 and increased by $8,619 in 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The expiration of net operating losses is as follows:

2013	$18,821
2014	20,649
2015	13,540
2016	23,794
2017	43,723
2018	16,754
2019	18,313
2020	14,061
2021	8,052
2022 and thereafter	3,128
Without expiration date	96,446

Total	$277,281

        In assessing the realizability of deferred taxes, management considers whether it is more-likely-than-not that some portion or all of a deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2012.

        The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. At December 31, 2012, the Company provided for $15,562 of deferred tax liabilities associated with earnings that are likely to be distributed in 2013 and the following years. Provision has not been made for additional taxes on $5,354,484 undistributed earnings of foreign subsidiaries as these earnings are considered permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practical. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax of approx 1.4 percent on all dividends and capital gains.

        FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions.

        In Germany, the tax years 2002 until 2009 are currently under audit by the tax authorities. The Company recognized and recorded the current proposed adjustments of this audit period in the financial statements. All proposed adjustments are deemed immaterial. Fiscal years 2010, 2011 and 2012 are open to audit.

        In the U.S., the Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved the right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. The District Court is now considering post trial motions by the IRS to set aside the verdict and the terms of the judgment to be entered against the United States to reflect the amount of the tax refund due to FMCH.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        In the U.S., the tax years 2009 and 2010 are currently under audit by the tax authorities. Fiscal years 2011 and 2012 are open to audit. FMCH is also subject to audit in various state jurisdictions. A number of these audits are in progress and various years are open to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the financial statements.

        Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

        The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Unrecognized tax benefits (net of interest)	2012	2011	2010
Balance at January 1,	$184,829	$375,900	$410,016
Increases in unrecognized tax benefits prior periods	13,232	24,046	12,782
Decreases in unrecognized tax benefits prior periods	(5,913)	(24,897)	(11,429)
Increases in unrecognized tax benefits current period	17,903	16,157	13,588
Changes related to settlements with tax authorities	(16,763)	(217,484)	(34,410)
Reductions as a result of a lapse of the statute of limitations	—	(3,100)	(129)
Foreign currency translation	(9,090)	14,207	(14,518)

Balance at December 31,	$184,198	$184,829	$375,900

        Included in the balance at December 31, 2012 are $160,780 of unrecognized tax benefits which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in other unrecognized tax benefits.

        During the year ended December 31, 2012 the Company recognized a benefit of $24,718 in interest and penalties. The Company had a total accrual of $33,749 of tax related interest and penalties at December 31, 2012.

18.   Operating Leases

        The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2039. Rental expense recorded for operating leases for the years ended December 31, 2012, 2011 and 2010 was $617,195, $601,070 and $563,182, respectively. For information regarding intercompany operating leases, see Note 3 a).

        Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2012 and thereafter are:

2013	$566,320
2014	506,512
2015	443,472
2016	375,843
2017	351,646
Thereafter	1,044,570

3,288,363

19.   Commitments and Contingencies

Legal Proceedings

        The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

        The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the "Merger"). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. ("NMC"), which was W.R. Grace & Co.'s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Grace Chapter 11 Proceedings") on April 2, 2001.

        Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging, among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

        In 2003, the Company reached agreement with the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the "Settlement Agreement"), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the plan of reorganization and the confirmation orders were affirmed by the U.S. District Court on January 31, 2012. Multiple parties have appealed to the Third Circuit Court of Appeals and the plan of reorganization will not be implemented until the appeals are finally resolved.

        Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation ("Sealed Air," formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon final confirmation of a plan of reorganization that satisfies the conditions of the Company's payment obligation, this litigation will be dismissed with prejudice.

        On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

subsidiaries and affiliates ("Baxter"), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter's patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter's patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding all asserted claims of Baxter patents invalid as obvious and/or anticipated in light of prior art.

        On February 13, 2007, the court granted Baxter's motion to set aside the jury's verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter's motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH's 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court's rulings to the United States Court of Appeals for the Federal Circuit ("Federal Circuit"). In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the District Court order. On September 10, 2009, the Federal Circuit reversed the district court's decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court's decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court. Funds of $70,000 were contributed to the escrow fund. Upon remand, the district court reduced the post verdict damages award to $10,000 and $61,000 of the escrowed funds was returned to FMCH. In the parallel reexamination of the last surviving patent, the U.S. Patent and Trademark Office ("USPTO") and the Board of Patent Appeals and Interferences ruled that the remaining Baxter patent is invalid. On May 17, 2012 the Federal Circuit affirmed the USPTO's ruling and invalidated the final remaining Baxter patent. Baxter's request to the Federal Circuit for a rehearing has been denied, and the Federal Circuit has issued a mandate to the USPTO to cancel the claims of the last remaining asserted Baxter HD patent. Baxter has appealed to the Federal Circuit claiming that approximately $20,000 of damages awarded to it by the District Court before the Federal Circuit affirmed the USPTO ruling constitutes a final judgment that may be collected. The Company is opposing this appeal.

        On August 27, 2012, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, styled Baxter International Inc., et al., v. Fresenius Medical Care Holdings, Inc., Case No. 12-cv-06890, alleging that the Company's LibertyTM cycler infringes certain U.S. patents that were issued to Baxter between October 2010 and June 2012. The Company believes it has valid defenses to these claims, and will defend this litigation vigorously.

        On December 12, 2012, a group of plaintiffs' counsel filed a petition to form a federal multidistrict litigation and thereby consolidate certain lawsuits alleging wrongful death and personal injury claims against FMCH and its affiliates. The complaints to be consolidated for pre-trial management allege generally that inadequate labeling and warnings for FMCH's dialysate concentrate products NaturaLyte® and Granuflo® caused harm to patients. In addition, a substantial number of similar state court cases have been filed that cannot be formally consolidated with the federal cases. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

        Renal Care Group, Inc. ("RCG"), which the Company acquired in 2006, is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court's dismissal of the complaint, plaintiff's appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

individual former directors of RCG. The individual defendants, however, may have had claims for indemnification and reimbursement of expenses against the Company. Subject to the approval of the Nashville Chancery Court, the plaintiff has agreed to dismiss the Complaint with prejudice against the plaintiff and all other class members in exchange for a payment that is not material to the Company.

        On February 15, 2011, a qui tam relator's complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a Civil Investigative Demand seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the additional Civil Investigative Demand, and will vigorously contest the relator's complaint.

        On June 29, 2011, FMCH received a subpoena from the United States Attorney for the Eastern District of New York ("E.D.N.Y."). On December 6, 2011, a single Company facility in New York received a subpoena from the Office of the Inspector General of the Department of Health and Human Services that was substantially similar to the one issued by the U.S. Attorney for the E.D.N.Y. These subpoenas are part of a criminal and civil investigation into relationships between retail pharmacies and outpatient dialysis facilities in the State of New York and into the reimbursement under government payor programs in New York for medications provided to patients with ESRD. Among the issues encompassed by the investigation is whether retail pharmacies may have provided or received compensation from the New York Medicaid program for pharmaceutical products that should be provided by the dialysis facilities in exchange for the New York Medicaid payment to the dialysis facilities. The Company has cooperated in the investigation.

        Civil investigative demands were issued under the supervision of the United States Attorneys for Rhode Island and Connecticut to American Access Care LLC (AAC) and certain affiliated entities prior to the Company's acquisition of AAC in October 2011. In March 2012, a third subpoena was issued under the supervision of the United States Attorney for the Southern District of Florida (Miami). The subpoenas cover a wide range of documents and activities of AAC, but appear to focus on coding and billing practices and procedures. The Company has assumed responsibility for responding to the subpoenas and is cooperating fully with the United States Attorneys.

        The Company has received communications alleging certain conduct in certain countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. In response to the allegations, the Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an internal review with the assistance of independent counsel retained for such purpose. The Company voluntarily advised the U.S. Securities and Exchange Commission and the U.S. Department of Justice that allegations have been made and of the Company's internal review. The Company has also directed its independent counsel, in conjunction with the Company's Compliance Department, to review the Company's compliance program including internal controls related to compliance with international anti-bribery laws and implement appropriate enhancements. The Company is fully committed to FCPA compliance. It cannot predict the final outcome of its review.

        In December 2012 and January 2013, FMCH received subpoenas from the United States Attorneys for the District of Massachusetts and the Western District of Louisiana requesting production of a range of documents relating to products manufactured by FMCH, including the Granuflo® and Naturalyte® dialysate concentrate products. FMCH intends to cooperate fully in these matters.

        The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. The District Court is now considering post trial motions by the IRS to set aside the verdict and the terms of the judgment to be entered against the United States to reflect the amount of the tax refund due to FMCH.

        From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

        The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "qui tam" or "whistle blower" actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers' ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

        The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

        Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

        The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

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

20.   Financial Instruments

        As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company's business, financial condition and results of operations and thus on its capacity to generate cash flow.

Non-derivative Financial Instruments

        The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at December 31, 2012, and December 31, 2011.

		2012		2011
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$688,040	$688,040	$457,292	$457,292
Accounts Receivable	2	3,157,233	3,157,233	2,909,326	2,909,326
Long-term Notes Receivable(1)	3	—	—	234,490	233,514
Liabilities
Accounts payable	2	745,644	745,644	652,649	652,649
Short-term borrowings	2	117,850	117,850	98,801	98,801
Short-term borrowings from related parties	2	3,973	3,973	28,013	28,013
Long term debt excluding 2012 Credit Agreement and Amended 2006 Senior Credit Agreement, Euro Notes and Senior Notes(2)	2	721,928	721,928	1,147,208	1,147,208
2012 Credit Agreement and Amended 2006 Senior Credit Agreement	2	2,659,340	2,652,840	2,795,589	2,774,951
Senior Notes	2	4,743,442	5,296,325	2,883,009	2,989,307
Euro Notes	2	51,951	54,574	258,780	265,655
Noncontrolling interests subject to put provisions	3	523,260	523,260	410,491	410,491

(1)
As of February 28, 2012, the loan to Renal Advantage Partners LLC and Liberty Dialysis, Inc. has been retired.

(2)
This amount includes the non-current portion of a loan from a Fresenius SE subsidiary of $56,174 which is due on May 23, 2014 (see Note 3c "Related Party Transaction").

        The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, in the captions shown in Note 10.

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

        The valuation of long-term notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

        The fair values of major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

        The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 12 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

        Currently, there is no indication that a decrease in the value of the Company's financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

        The Company is exposed to market risk from changes in foreign exchange rates and interest rates. In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company's General Partner. On a quarterly basis, the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company's policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

        In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes ("economic hedges"). The Company does not use financial instruments for trading purposes.

        The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

        The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company's international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

        The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

into foreign exchange forward contracts and, on a small scale, foreign exchange options. As of December 31, 2012 the Company had no foreign exchange options.

        Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) ("AOCI"). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $611,488 and $1,278,764 at December 31, 2012 and December 31, 2011, respectively.

        The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,574,667 and $2,149,440 at December 31, 2012 and December 31, 2011, respectively.

Interest Rate Risk Management

        The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire in 2016 and have an interest rate of 1.73%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

        As of December 31, 2012 and December 31, 2011, the notional amount of the euro-denominated interest rate swaps in place was €100,000 and €200,000 ($131,940 and $258,780 as of December 31, 2012 and December 31, 2011, respectively). As of December 31, 2012 the Company had no U.S. dollar-denominated interest rate swaps and at December 31, 2011 the notional amount was $2,650,000.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Derivative Financial Instruments Valuation

        The following table shows the carrying amounts of the Company's derivatives at December 31, 2012 and December 31, 2011.

	December 31, 2012		December 31, 2011
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	7,839	(7,510)	4,117	(24,908)
Interest rate contracts	—	—	—	(130,579)
Non-current
Foreign exchange contracts	942	(187)	742	(3,706)
Interest rate contracts	—	(6,221)	—	(1,076)

Total	$8,781	$(13,918)	$4,859	$(160,269)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	23,396	(19,068)	56,760	(37,242)
Non-current
Foreign exchange contracts	132	(292)	1,382	(1,459)

Total	$23,528	$(19,360)	$58,142	$(38,701)

(1)
As of December 31, 2012 and December 31, 2011, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the year ended December 31,
				Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the year ended December 31,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2012	2011		2012	2011
Interest rate contracts	$(16,762)	$(80,678)	Interest income/expense	$23,779	$5,946
Foreign exchange contracts	21,834	(23,452)	Costs of Revenue	(5,414)	(4,262)
Foreign exchange contracts			Interest income/expense	582	—

	$5,072	$(104,130)		$18,947	$1,684

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the year ended December 31,
	Location of (Gain) or Loss Recognized in Income on Derivatives
Derivatives not Designated as Hedging Instruments		2012	2011
Foreign exchange contracts	Selling, general and administrative expense	$(8,804)	$(76,496)
Foreign exchange contracts	Interest income/expense	8,033	6,598

		$(771)	$(69,898)

        For foreign exchange derivatives, the Company expects to recognize $2,971 of losses deferred in accumulated other comprehensive income at December 31, 2012, in earnings during the next twelve months.

        The Company expects to incur additional interest expense of $20,640 over the next twelve months which is currently deferred in accumulated other comprehensive income. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the remaining interest rate swap maturing in 2016 at December 31, 2012.

        As of December 31, 2012, the Company had foreign exchange derivatives with maturities of up to 35 months and interest rate swaps with maturities of up to 46 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

21.   Other Comprehensive Income (Loss)

        The changes in the components of other comprehensive income (loss) for the years ended December 31, 2012, 2011, and 2010 are as follows:

	Pretax	Tax effect	Net, before non- controlling interests	Non- controlling interests	Other comprehensive income (loss), net of tax
Year ended December 31, 2010
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(15,662)	$2,241	$(13,421)	$—	$(13,421)
Reclassification adjustments	7,553	(1,928)	5,625	—	5,625

Total other comprehensive income (loss) relating to cash flow hedges	(8,109)	313	(7,796)	—	(7,796)
Foreign-currency translation adjustment	(113,379)	—	(113,379)	2,491	(110,888)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(40,967)	14,601	(26,366)	—	(26,366)
Reclassification adjustments	5,313	(2,093)	3,220	—	3,220

Total other comprehensive income (loss) relating to defined benefit pension plans	(35,654)	12,508	(23,146)	—	(23,146)

Other comprehensive income (loss)	$(157,142)	$12,821	$(144,321)	$2,491	$(141,830)

Year ended December 31, 2011
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(104,130)	$41,825	$(62,305)	$—	$(62,305)
Reclassification adjustments	1,684	(796)	888	—	888

Total other comprehensive income (loss) relating to cash flow hedges	(102,446)	41,029	(61,417)	—	(61,417)
Foreign-currency translation adjustment	(179,987)	—	(179,987)	(1,247)	(181,234)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(90,643)	34,930	(55,713)	—	(55,713)
Reclassification adjustments	8,737	(3,342)	5,395	—	5,395

Total other comprehensive income (loss) relating to defined benefit pension plans	(81,906)	31,588	(50,318)	—	(50,318)

Other comprehensive income (loss)	$(364,339)	$72,617	$(291,722)	$(1,247)	$(292,969)

Year ended December 31, 2012
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$5,072	$(21,171)	$(16,099)	$—	$(16,099)
Reclassification adjustments	18,947	(4,968)	13,979	—	13,979

Total other comprehensive income (loss) relating to cash flow hedges	24,019	(26,139)	(2,120)	—	(2,120)
Foreign-currency translation adjustment	63,982	—	63,982	(179)	63,803
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(121,512)	42,159	(79,353)	—	(79,353)
Reclassification adjustments	18,334	(7,189)	11,145	—	11,145

Total other comprehensive income (loss) relating to defined benefit pension plans	(103,178)	34,970	(68,208)	—	(68,208)

Other comprehensive income (loss)	$(15,177)	$8,831	$(6,346)	$(179)	$(6,525)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Changes in accumulated other comprehensive income (loss) by component for the years ended December 31, 2012, 2011, and 2010 are as follows:

	Gains and (losses) on cash flow hedges	Pension obligations	Foreign- currency translation adjustment	Total, before non- controlling interests	Non- controlling interests	Total
Balance January 1, 2010	$(67,008)	$(37,751)	$55,035	$(49,724)	$1,804	$(47,920)

Other comprehensive income before reclassifications	(13,421)	(26,366)	(113,379)	(153,166)	2,491	(150,675)
Amounts reclassified from accumulated other comprehensive income	5,625	3,220	—	8,845	—	8,845

Net current-period other comprehensive income	(7,796)	(23,146)	(113,379)	(144,321)	2,491	(141,830)

Balance December 31, 2010	$(74,804)	$(60,897)	$(58,344)	$(194,045)	$4,295	$(189,750)

Other comprehensive income before reclassifications	(62,305)	(55,713)	(179,987)	(298,005)	(1,247)	(299,252)
Amounts reclassified from accumulated other comprehensive income	888	5,395	—	6,283	—	6,283

Net current-period other comprehensive income	(61,417)	(50,318)	(179,987)	(291,722)	(1,247)	(292,969)

Balance December 31, 2011	$(136,221)	$(111,215)	$(238,331)	$(485,767)	$3,048	$(482,719)

Other comprehensive income before reclassifications	(16,099)	(79,353)	63,982	(31,470)	(179)	(31,649)
Amounts reclassified from accumulated other comprehensive income	13,979	11,145	—	25,124	—	25,124

Net current-period other comprehensive income	(2,120)	(68,208)	63,982	(6,346)	(179)	(6,525)

Balance December 31, 2012	$(138,341)	$(179,423)	$(174,349)	$(492,113)	$2,869	$(489,244)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Reclassifications out of accumulated other comprehensive income for the years ended December 31, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
Details about Accumulated Other Comprehensive Income Components	Amount of (Gain) or Loss Reclassified from Accumulated Other Comprehensive Income			Affected Line Item in the Statement Where Net Income is Presented
(Gains) and losses on cash flow hedges
Interest rate contracts	$23,779	$5,946	$—	Interest income/expense
foreign exchange contracts	(5,414)	(4,262)	7,553	Costs of Revenue
foreign exchange contracts	582	—	—	Interest income/expense

	18,947	1,684	7,553	Total before tax

	(4,968)	(796)	(1,928)	Tax expense or benefit

	$13,979	$888	$5,625	Net of tax

Amortization of defined benefit pension items
Actuarial (gains)/losses	$18,334	$8,737	$5,313	(a)

	18,334	8,737	5,313	Total before tax

	(7,189)	(3,342)	(2,093)	Tax expense or benefit

	$11,145	$5,395	$3,220	Net of tax

Total reclassifications for the period	$25,124	$6,283	$8,845	Net of tax

(a)
These accumulated other comprehensive income components are included in the computation of net periodic pension cost (see pension footnote for additional details).

22.   Supplementary Cash Flow Information

        The following additional information is provided with respect to the consolidated statements of cash flows:

	2012	2011	2010
Supplementary cash flow information:
Cash paid for interest	$349,415	$259,835	$264,525

Cash paid for income taxes(1)	$552,711	$455,805	$520,766

Cash inflow for income taxes from stock option exercises	$21,008	$13,010	$13,313

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(2,519,189)	$(1,684,630)	$(668,198)
Liabilities assumed	241,342	215,253	102,698
Noncontrolling interest subject to put provisions	123,210	26,684	—
Noncontrolling interest	104,947	20,983	36,141
Obligations assumed in connection with acquisition	6,624	20,016	31,666

Cash paid	(2,043,066)	(1,401,694)	(497,693)
Less cash acquired	173,278	47,461	16,318

Net cash paid for acquisitions	$(1,869,788)	$(1,354,233)	$(481,375)

(1)
Net of tax refund.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

23.   Segment Information

        The Company has identified three operating segments, the North America Segment, the International operating segment, and the Asia Pacific operating segment, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. The Company has aggregated the International and Asia Pacific operating segments as the "International Segment". The segments are aggregated due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments. The General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those the Company applies in preparing the consolidated financial statements under accounting principles generally accepted in the U.S. ("U.S. GAAP").

        Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measure in this regard is operating income which measures the Company's source of earnings. The Company does not include the investment gain resulting from the Liberty Acquisition nor income taxes as it believes these items to be outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate "corporate costs," which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement are centrally managed in Corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as "Corporate".

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Information pertaining to the Company's segments for the twelve-month periods ended December 31, 2012, 2011 and 2010 is set forth below.

	North America	International	Segment Total	Corporate	Total
2012
Net revenue external customers	$9,031,108	$4,740,132	$13,771,240	$29,042	$13,800,282
Inter-segment revenue	10,072	—	10,072	(10,072)	—

Revenue	9,041,180	4,740,132	13,781,312	18,970	13,800,282

Depreciation and amortization	(310,216)	(175,504)	(485,720)	(117,176)	(602,896)

Operating Income	1,615,348	809,269	2,424,617	(206,044)	2,218,573

Income (loss) from equity method investees	23,408	919	24,327	(6,885)	17,442
Segment assets(1)	14,170,453	5,892,477	20,062,930	2,263,068	22,325,998
thereof investments in equity method investees	266,521	378,626	645,147	(7,774)	637,373
Capital expenditures, acquisitions and investments(2)	2,147,522	230,888	2,378,410	175,808	2,554,218
2011
Net revenue external customers	$7,925,472	$4,627,950	$12,553,422	$17,093	$12,570,515
Inter-segment revenue	9,196	—	9,196	(9,196)	—

Revenue	7,934,668	4,627,950	12,562,618	7,897	12,570,515

Depreciation and amortization	(269,055)	(173,600)	(442,655)	(114,628)	(557,283)

Operating Income	1,435,450	807,437	2,242,887	(167,995)	2,074,892

Income (loss) from equity method investees	32,387	69	32,456	(1,497)	30,959
Segment assets(3)	11,761,777	5,589,421	17,351,198	2,181,652	19,532,850
thereof investments in equity method investees	322,990	370,447	693,437	(1,412)	692,025
Capital expenditures, acquisitions and investments(4)	1,055,183	1,161,825	2,217,008	166,176	2,383,184
2010
Net revenue external customers	$7,920,441	$3,923,301	$11,843,742	$452	$11,844,194
Inter-segment revenue	5,419	—	5,419	(5,419)	—

Revenue	7,925,860	3,923,301	11,849,161	(4,967)	11,844,194

Depreciation and amortization	(254,205)	(148,852)	(403,057)	(100,167)	(503,224)

Operating Income	1,385,651	677,630	2,063,281	(139,476)	1,923,805

Income (loss) from equity method investees	8,753	196	8,949	—	8,949
Segment assets	11,720,495	4,787,479	16,507,974	586,687	17,094,661
thereof investments in equity method investees	243,452	6,921	250,373	—	250,373
Capital expenditures, acquisitions and investments(5)	448,327	559,774	1,008,101	279,866	1,287,967

(1)
If production were still managed within the segments, as it was in 2010, segment assets would have been $15,261,647 in North America, $6,631,674 in International and $432,677 in Corporate in 2012.

(2)
North America and International acquisitions exclude $484,699 and $6,624, respectively, of non-cash acquisitions and investments for 2012.

(3)
If production were still managed within the segments, as it was in 2010, segment assets would have been $12,805,094 in North America, $6,212,698 in International and $515,058 in Corporate in 2011.

(4)
North America and International acquisitions exclude $6,000 and $225,034, respectively, of non-cash acquisitions and investments for 2011.

(5)
North America, International and Corporate acquisitions exclude $122,847, $32,935 and $2,125, respectively, of non-cash acquisitions and investments for 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

	Germany	North America	Rest of the World	Total
2012
Net revenue	$424,885	$9,031,108	$4,344,289	$13,800,282
Long-lived assets	490,493	12,421,822	3,151,401	16,063,716
2011
Net revenue	$425,507	$7,925,472	$4,219,536	$12,570,515
Long-lived assets	417,805	10,318,964	3,010,780	13,747,549
2010
Net revenue	$374,883	$7,920,441	$3,548,870	$11,844,194
Long-lived assets	471,537	9,236,166	2,139,877	11,847,580

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

24.   Supplemental Condensed Combining Information

        FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition of the Company, on a consolidated basis as of December 31, 2012 and December 31, 2011 and its results of operations and cash flows for the year periods ended December 31, 2012, 2011 and 2010. The following combining financial information for the Company is as of December 31, 2012 and December 31, 2011 and for the year periods ended December 31, 2012, 2011 and 2010, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$1,884,622	$—	$14,806,815	$(2,891,155)	$13,800,282
Cost of revenue	—	—	1,197,337	—	10,876,513	(2,874,821)	9,199,029

Gross profit	—	—	687,285	—	3,930,302	(16,334)	4,601,253

Operating expenses (income):
Selling, general and administrative(1)	—	59,222	203,284	(51,963)	2,030,970	29,536	2,271,049
Research and development	—	—	69,025	—	42,442	164	111,631

Operating (loss) income	—	(59,222)	414,976	51,963	1,856,890	(46,034)	2,218,573

Other (income) expense:
Investment gain	—	—	—	—	(139,600)	—	(139,600)
Interest, net	(6,839)	216,914	2,682	156,794	71,797	(15,288)	426,060
Other, net	—	(1,531,505)	261,505	(921,180)	—	2,191,180	—

Income (loss) before income taxes	6,839	1,255,369	150,789	816,349	1,924,693	(2,221,926)	1,932,113
Income tax expense (benefit)	2,482	68,560	119,255	(41,356)	698,353	(242,158)	605,136

Net Income (loss)	4,357	1,186,809	31,534	857,705	1,226,340	(1,979,768)	1,326,977
Net Income attributable to noncontrolling interests	—	—	—	—	140,168	—	140,168

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,357	$1,186,809	$31,534	$857,705	$1,086,172	$(1,979,768)	$1,186,809

(1)
Selling, general and administrative is presented net of Gain on Sale of dialysis clinics, net of income from equity method investees and net of other operating expenses.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$1,931,016	$—	$13,498,566	$(2,859,067)	$12,570,515
Cost of revenue	—	—	1,210,733	—	10,020,572	(2,812,831)	8,418,474

Gross profit	—	—	720,283	—	3,477,994	(46,236)	4,152,041

Operating expenses (income):
Selling, general and administrative(1)	1	158,222	208,022	67,587	1,611,194	(78,711)	1,966,315
Research and development	—	—	68,876	—	41,958	—	110,834

Operating (loss) income	(1)	(158,222)	443,385	(67,587)	1,824,842	32,475	2,074,892

Other (income) expense:
Interest, net	(5,351)	90,148	6,867	82,205	140,567	(17,903)	296,533
Other, net	—	(1,379,577)	297,281	(691,312)	—	1,773,608	—

Income (loss) before income taxes	5,350	1,131,207	139,237	541,520	1,684,275	(1,723,230)	1,778,359
Income tax expense (benefit)	2,016	60,053	124,322	(59,093)	685,166	(211,367)	601,097

Net Income (loss)	3,334	1,071,154	14,915	600,613	999,109	(1,511,863)	1,177,262
Net Income attributable to noncontrolling interests	—	—	—	—	—	106,108	106,108

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,334	$1,071,154	$14,915	$600,613	$999,109	$(1,617,971)	$1,071,154

(1)
Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

	For the year ended December 31, 2010
	Issuer	Guarantors
	FMC Finance III	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$1,587,720	$—	$12,535,585	$(2,279,111)	$11,844,194
Cost of revenue	—	—	1,022,617	—	9,249,332	(2,262,817)	8,009,132

Gross profit	—	—	565,103	—	3,286,253	(16,294)	3,835,062

Operating expenses (income):
Selling, general and administrative(1)	31	113,176	158,538	20,158	1,533,582	(10,760)	1,814,725
Research and development	—	—	62,435	—	34,097	—	96,532

Operating (loss) income	(31)	(113,176)	344,130	(20,158)	1,718,574	(5,534)	1,923,805

Other (income) expense:
Interest, net	(719)	39,113	2,388	56,047	191,638	(8,403)	280,064
Other, net	—	(1,200,299)	210,649	(664,020)	—	1,653,670	—

Income (loss) before income taxes	688	1,048,010	131,093	587,815	1,526,936	(1,650,801)	1,643,741
Income tax expense (benefit)	196	69,493	99,957	(30,025)	635,054	(196,330)	578,345

Net Income (loss)	492	978,517	31,136	617,840	891,882	(1,454,471)	1,065,396
Net Income attributable to noncontrolling interests	—	—	—	—	—	86,879	86,879

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$492	$978,517	$31,136	$617,840	$891,882	$(1,541,350)	$978,517

(1)
Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,357	$1,186,809	$31,534	$857,705	$1,226,340	$(1,979,768)	$1,326,977

Gain (loss) related to cash flow hedges	—	(4,465)	(9)	11,725	16,768	—	24,019
Actuarial gain (loss) on defined benefit pension plans	—	(2,091)	(46,830)	(49,796)	(4,461)	—	(103,178)
Gain (loss) related to foreign currency translation	—	(84,026)	18,540	—	132,627	(3,338)	63,803
Income tax (expense) benefit related to components of other comprehensive income	—	3,615	13,447	15,019	(23,250)	—	8,831

Other comprehensive income (loss), net of tax	—	(86,967)	(14,852)	(23,052)	121,684	(3,338)	(6,525)

Total comprehensive income	$4,357	$1,099,842	$16,682	$834,653	$1,348,024	$(1,983,106)	$1,320,452
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	139,989	139,989

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,357	$1,099,842	$16,682	$834,653	$1,348,024	$(2,123,095)	$1,180,463

	For the year ended December 31, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$3,334	$1,071,154	$14,915	$600,613	$999,109	$(1,511,863)	$1,177,262

Gain (loss) related to cash flow hedges	—	(124,662)	(269)	49,857	(27,372)	—	(102,446)
Actuarial gain (loss) on defined benefit pension plans	—	(174)	(6,457)	(74,921)	(354)	—	(81,906)
Gain (loss) related to foreign currency translation	—	(9,754)	(7,047)	—	(165,371)	938	(181,234)
Income tax (expense) benefit related to components of other comprehensive income	—	36,864	1,966	9,964	23,823	—	72,617

Other comprehensive income (loss), net of tax	—	(97,726)	(11,807)	(15,100)	(169,274)	938	(292,969)

Total comprehensive income	$3,334	$973,428	$3,108	$585,513	$829,835	$(1,510,925)	$884,293
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	104,861	104,861

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$3,334	$973,428	$3,108	$585,513	$829,835	$(1,615,786)	$779,432

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2010
	Issuer	Guarantors
	FMC Finance III	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$492	$978,517	$31,136	$617,840	$891,882	$(1,454,471)	$1,065,396

Gain (loss) related to cash flow hedges	—	(75,878)	456	57,047	10,266	—	(8,109)
Actuarial gain (loss) on defined benefit pension plans	—	(471)	(12,846)	(21,252)	(1,085)	—	(35,654)
Gain (loss) related to foreign currency translation	—	1,862	(12,969)	—	(98,351)	(1,430)	(110,888)
Income tax (expense) benefit related to components of other comprehensive income	—	22,538	3,557	(14,093)	819	—	12,821

Other comprehensive income (loss), net of tax	—	(51,949)	(21,802)	21,702	(88,351)	(1,430)	(141,830)

Total comprehensive income	$492	$926,568	$9,334	$639,542	$803,531	$(1,455,901)	$923,566
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	89,370	89,370

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$492	$926,568	$9,334	$639,542	$803,531	$(1,545,271)	$834,196

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$78	$501	$—	$686,457	$1,003	$688,040
Trade accounts receivable, less allowance for doubtful accounts	—	—	170,627	—	2,848,797	—	3,019,424
Accounts receivable from related parties	1,269,471	2,257,445	1,449,317	3,562,953	4,398,630	(12,800,007)	137,809
Inventories	—	—	271,039	—	885,613	(119,843)	1,036,809
Prepaid expenses and other current assets	—	72,022	27,693	167	837,152	727	937,761
Deferred taxes	—	—	—	—	311,280	(3,667)	307,613

Total current assets	1,269,472	2,329,545	1,919,177	3,563,120	9,967,929	(12,921,787)	6,127,456
Property, plant and equipment, net	—	611	206,873	—	2,856,000	(122,881)	2,940,603
Intangible assets	—	584	67,874	—	641,714	(56)	710,116
Goodwill	—	—	54,848	—	11,367,041	—	11,421,889
Deferred taxes	—	51,111	10,123	—	131,452	(58,933)	133,753
Other assets(1)	—	12,675,998	650,255	11,766,104	(4,751,531)	(19,348,645)	992,181

Total assets	$1,269,472	$15,057,849	$2,909,150	$15,329,224	$20,212,605	$(32,452,302)	$22,325,998

Current liabilities:
Accounts payable	$—	$1,935	$41,114	$—	$579,245	$—	$622,294
Accounts payable to related parties	—	2,234,205	491,525	1,598,852	8,663,240	(12,864,472)	123,350
Accrued expenses and other current liabilities	29,771	27,530	102,728	3,157	1,611,997	12,288	1,787,471
Short-term borrowings and other financial liabilities	—	38	—	—	117,812	—	117,850
Short-term borrowings from related parties	—	—	—	—	3,973	—	3,973
Current portion of long-term debt and capital lease obligations	—	207,160	—	100,000	27,587	—	334,747
Income tax payable	—	130,636	—	—	19,367	—	150,003
Deferred taxes	—	1,622	8,126	—	61,774	(41,219)	30,303

Total current liabilities	29,771	2,603,126	643,493	1,702,009	11,084,995	(12,893,403)	3,169,991
Long term debt and capital lease obligations, less current portion	1,172,397	285,049	—	2,559,340	7,076,364	(3,251,236)	7,841,914
Long term borrowings from related parties	—	3,212,455	657,284	2,019,925	8,356	(5,898,020)	—
Other liabilities	—	6,696	12,679	110,637	130,634	33,923	294,569
Pension liabilities	—	7,753	202,219	—	213,389	—	423,361
Income tax payable	2,113	264	—	—	52,684	146,581	201,642
Deferred taxes	—	—	—	—	685,158	(21,157)	664,001

Total liabilities	1,204,281	6,115,343	1,515,675	6,391,911	19,251,580	(21,883,312)	12,595,478
Noncontrolling interests subject to put provisions	—	—	—	—	523,260	—	523,260
Total FMC-AG & Co. KGaA shareholders' equity	65,191	8,942,506	1,393,475	8,937,313	173,011	(10,568,990)	8,942,506
Noncontrolling interests not subject to put provisions	—	—	—	—	264,754	—	264,754

Total equity	65,191	8,942,506	1,393,475	8,937,313	437,765	(10,568,990)	9,207,260

Total liabilities and equity	$1,269,472	$15,057,849	$2,909,150	$15,329,224	$20,212,605	$(32,452,302)	$22,325,998

(1)
Other Assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$2	$144	$—	$457,145	$—	$457,292
Trade accounts receivable, less allowance for doubtful accounts	—	—	143,313	—	2,655,005	—	2,798,318
Accounts receivable from related parties	1,273,649	3,507,671	1,058,327	700,929	4,214,468	(10,644,036)	111,008
Inventories	—	—	224,601	—	857,521	(114,626)	967,496
Prepaid expenses and other current assets	—	195,428	16,973	50	834,932	(12,017)	1,035,366
Deferred taxes	—	32,466	—	—	266,164	26,909	325,539

Total current assets	1,273,650	3,735,567	1,443,358	700,979	9,285,235	(10,743,770)	5,695,019
Property, plant and equipment, net	—	356	175,798	—	2,560,913	(107,366)	2,629,701
Intangible assets	—	266	54,811	—	631,575	—	686,652
Goodwill	—	—	53,788	—	9,132,862	—	9,186,650
Deferred taxes	—	15,923	2,457	—	125,462	(55,683)	88,159
Other assets(1)	—	8,142,771	653,871	10,975,172	(6,082,225)	(12,442,920)	1,246,669

Total assets	$1,273,650	$11,894,883	$2,384,083	$11,676,151	$15,653,822	$(23,349,739)	$19,532,850

Current liabilities:
Accounts payable	$—	$668	$26,463	$—	$514,292	$—	$541,423
Accounts payable to related parties	3,700	1,547,946	1,057,625	1,557,976	6,697,551	(10,753,572)	111,226
Accrued expenses and other current liabilities	29,771	156,119	102,410	2,132	1,406,886	6,955	1,704,273
Short-term borrowings and other financial liabilities	—	94	—	—	98,707	—	98,801
Short-term borrowings from related parties	—	—	—	—	(25,820)	53,833	28,013
Current portion of long-term debt and capital lease obligations	—	295,825	—	1,142,224	151,727	—	1,589,776
Income tax payable	2,016	128,218	—	—	32,120	—	162,354
Deferred taxes	—	—	7,292	—	28,799	(9,346)	26,745

Total current liabilities	35,487	2,128,870	1,193,790	2,702,332	8,904,262	(10,702,130)	4,262,611
Long term debt and capital lease obligations, less current portion	1,177,329	507,898	—	438,366	6,963,852	(3,592,635)	5,494,810
Long term borrowings from related parties	—	1,348,717	203,156	408,942	9,877	(1,970,692)	—
Other liabilities	—	2,424	12,977	183,839	11,553	25,835	236,628
Pension liabilities	—	5,163	146,555	—	138,775	—	290,493
Income tax payable	—	259	—	—	50,309	138,432	189,000
Deferred taxes	—	—	—	—	608,444	(20,644)	587,800

Total liabilities	1,212,816	3,993,331	1,556,478	3,733,479	16,687,072	(16,121,834)	11,061,342
Noncontrolling interests subject to put provisions	—	—	—	—	410,491	—	410,491
Total FMC-AG & Co. KGaA shareholders' equity	60,834	7,901,552	827,605	7,942,672	(1,603,206)	(7,227,905)	7,901,552
Noncontrolling interests not subject to put provisions	—	—	—	—	159,465	—	159,465

Total equity	60,834	7,901,552	827,605	7,942,672	(1,443,741)	(7,227,905)	8,061,017

Total liabilities and equity	$1,273,650	$11,894,883	$2,384,083	$11,676,151	$15,653,822	$(23,349,739)	$19,532,850

(1)
Other Assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,357	$1,186,809	$31,534	$857,705	$1,226,340	$(1,979,768)	$1,326,977
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(1,002,965)	—	(921,180)	—	1,924,145	—
Depreciation and amortization	—	519	47,832	—	583,375	(28,830)	602,896
Change in deferred taxes, net	—	1,994	4,113	—	67,036	(2,681)	70,462
(Gain) loss on sale of fixed assets and investments	—	(40)	(163)	—	(29,321)	—	(29,524)
(Gain) loss on investments	—	1,247	—	—	—	(1,247)	—
(Write Up) write-off loans from related parties	—	7,527	—	—	—	(7,527)	—
Investment (gain)	—	—	—	—	(139,600)	—	(139,600)
Compensation expense related to stock options	—	26,476	—	—	—	—	26,476
Cash inflow (outflow) from hedging	—	1,322	—	—	(15,269)	—	(13,947)
Investments in equity method investees, net	—	36,453	—	—	(13,941)	—	22,512
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(23,848)	—	(19,496)	—	(43,344)
Inventories	—	—	(40,910)	—	(11,532)	4,163	(48,279)
Prepaid expenses and other current and non-current assets	—	148,172	(13,633)	(38,496)	16,007	(18,929)	93,121
Accounts receivable from / payable to related parties	(3,724)	1,653,955	(49,477)	117,090	(1,788,646)	55,007	(15,795)
Accounts payable, accrued expenses and other current and non-current liabilities	—	(1,884)	33,157	1,024	193,756	(467)	225,586
Income tax payable	97	(137)	—	(41,356)	24,316	(21,398)	(38,478)

Net cash provided by (used in) operating activities	730	2,059,448	(11,395)	(25,213)	93,025	(77,532)	2,039,063

Investing Activities:
Purchases of property, plant and equipment	—	(485)	(78,272)	—	(638,394)	41,841	(675,310)
Proceeds from sale of property, plant and equipment	—	40	407	—	9,220	—	9,667
Disbursement of loans to related parties	—	(1,551,372)	—	289,879	—	1,261,493	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(1,618,662)	(2,021)	—	(1,876,310)	1,618,085	(1,878,908)
Proceeds from divestitures	—	44	—	—	263,306	(44)	263,306

Net cash provided by (used in) investing activities	—	(3,170,435)	(79,886)	289,879	(2,242,178)	2,921,375	(2,281,245)

Financing Activities:
Short-term borrowings, net	—	(24,338)	91,628	—	(80,241)	—	(12,951)
Long-term debt and capital lease obligations, net	(730)	1,308,572	—	(264,666)	1,380,034	(1,261,493)	1,161,717
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(372,500)	—	(372,500)
Proceeds from exercise of stock options	—	100,178	—	—	20,948	—	121,126
Dividends paid	—	(271,733)	—	—	(241)	241	(271,733)
Capital increase (decrease)	—	—	—	—	1,581,588	(1,581,588)	—
Distributions to noncontrolling interest	—	—	—	—	(195,023)	—	(195,023)
Contributions from noncontrolling interest	—	—	—	—	37,704	—	37,704

Net cash provided by (used in) financing activities	(730)	1,112,679	91,628	(264,666)	2,372,269	(2,842,840)	468,340

Effect of exchange rate changes on cash and cash equivalents	—	(1,616)	10	—	6,196	—	4,590

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	—	76	357	—	229,312	1,003	230,748
Cash and cash equivalents at beginning of period	1	2	144	—	457,145	—	457,292

Cash and cash equivalents at end of period	$1	$78	$501	$—	$686,457	$1,003	$688,040

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,334	$1,071,154	$14,915	$600,613	$999,109	$(1,511,863)	$1,177,262
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(872,048)	—	(691,312)	—	1,563,360	—
Depreciation and amortization	—	858	49,207	5,768	514,843	(13,393)	557,283
Change in deferred taxes, net	—	12,593	2,724	—	138,871	(6,734)	147,454
(Gain) loss on sale of fixed assets and investments	—	(10)	(184)	—	(8,791)	—	(8,985)
(Gain) loss on investments	—	31,502	186	—	—	(31,688)	—
(Write Up) write-off loans from related parties	—	44,807	—	—	—	(44,807)	—
Compensation expense related to stock options	—	29,071	—	—	—	—	29,071
Cash outflow from hedging	—	—	—	—	(58,113)	—	(58,113)
Investments in equity method investees, net	—	—	—	—	(30,959)	—	(30,959)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(13,401)	—	(239,393)	—	(252,794)
Inventories	—	—	(47,022)	—	(135,071)	30,203	(151,890)
Prepaid expenses and other current and non-current assets	—	(133,691)	(3,048)	86,497	(68,843)	(46)	(119,131)
Accounts receivable from / payable to related parties	(12,372)	(1,183,881)	(51,617)	54,300	1,239,464	(62,058)	(16,164)
Accounts payable, accrued expenses and other current and non-current liabilities	13,775	(40,619)	28,385	79	131,427	(641)	132,406
Income tax payable	2,016	80,461	—	(59,093)	(509)	18,167	41,042

Net cash provided by (used in) operating activities	6,753	(959,803)	(19,855)	(3,148)	2,482,035	(59,500)	1,446,482

Investing Activities:
Purchases of property, plant and equipment	—	(221)	(54,545)	—	(569,645)	26,556	(597,855)
Proceeds from sale of property, plant and equipment	—	—	775	—	26,550	—	27,325
Disbursement of loans to related parties	—	1,571,874	200	(1,118,399)	—	(453,675)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(148,331)	(4,554)	—	(2,529,849)	897,405	(1,785,329)
Proceeds from divestitures	—	—	418	—	9,990	(418)	9,990

Net cash provided by (used in) investing activities	—	1,423,322	(57,706)	(1,118,399)	(3,062,954)	469,868	(2,345,869)

Financing Activities:
Short-term borrowings, net	—	26,284	77,481	(298)	(142,444)	—	(38,977)
Long-term debt and capital lease obligations, net	(64,252)	(221,594)	—	433,455	1,147,586	453,675	1,748,870
Redemption of trust preferred securities	—	—	—	—	(653,760)	—	(653,760)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	24,500	—	24,500
Proceeds from exercise of stock options	—	81,883	—	—	13,010	—	94,893
Dividends paid	—	(280,649)	—	—	22	(22)	(280,649)
Capital increase (decrease)	57,500	—	—	688,390	151,097	(896,987)	—
Distributions to noncontrolling interest	—	—	—	—	(129,542)	—	(129,542)
Contributions from noncontrolling interest	—	—	—	—	27,824	—	27,824

Net cash provided by (used in) financing activities	(6,752)	(394,076)	77,481	1,121,547	438,293	(443,334)	793,159

Effect of exchange rate changes on cash and cash equivalents	—	(216,618)	(1)	—	257,247	22	40,650

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1	(147,175)	(81)	—	114,621	(32,944)	(65,578)
Cash and cash equivalents at beginning of period	—	147,177	225	—	342,524	32,944	522,870

Cash and cash equivalents at end of period	$1	$2	$144	$—	$457,145	$—	$457,292

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2010
	Issuer	Guarantors
	FMC Finance III	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$492	$978,517	$31,136	$617,840	$891,882	$(1,454,471)	$1,065,396
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(683,735)	—	(664,020)	—	1,347,755	—
Depreciation and amortization	—	1,452	47,161	888	476,647	(22,924)	503,224
Change in deferred taxes, net	—	(9,645)	(2,636)	—	30,710	(3,742)	14,687
(Gain) loss on sale of fixed assets and investments	—	(18)	155	—	(6,653)	—	(6,516)
(Gain) loss on investments	—	883	28	—	225	(1,136)	—
Compensation expense related to stock options	—	27,981	—	—	—	—	27,981
Investments in equity method investees, net	—	—	—	—	(8,949)	—	(8,949)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(11,037)	—	(289,237)	—	(300,274)
Inventories	—	—	6,063	—	7,082	5,181	18,326
Prepaid expenses and other current and non-current assets	—	(355)	804	10,725	(61,913)	(617)	(51,356)
Accounts receivable from / payable to related parties	30	76,758	105,072	34,394	(314,497)	89,204	(9,039)
Accounts payable, accrued expenses and other current and non-current liabilities	(6)	31,784	22,268	1,263	64,804	4,166	124,279
Income tax payable	(6)	24,179	—	(30,025)	(21,201)	17,419	(9,634)

Net cash provided by (used in) investing activities	510	447,801	199,014	(28,935)	768,900	(19,165)	1,368,125

Investing Activities:
Purchases of property, plant and equipment	—	(340)	(31,749)	—	(522,514)	30,974	(523,629)
Proceeds from sale of property, plant and equipment	—	30	1,099	—	14,979	—	16,108
Disbursement of loans to related parties	—	227,151	180	314,665	(327,045)	(214,951)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(273,710)	(19,881)	—	(614,049)	143,302	(764,338)
Proceeds from divestitures	—	132,823	—	—	14,245	(233)	146,835

Net cash provided by (used in) investing activities	—	85,954	(50,351)	314,665	(1,434,384)	(40,908)	(1,125,024)

Financing Activities:
Short-term borrowings, net	—	—	(148,617)	—	171,078	—	22,461
Long-term debt and capital lease obligations, net	—	(146,443)	—	(285,730)	91,627	214,951	(125,595)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	296,000	—	296,000
Proceeds from exercise of stock options	—	96,204	—	—	13,314	—	109,518
Dividends paid	(495)	(231,967)	—	—	(6,193)	6,688	(231,967)
Capital increase (decrease)	—	—	—	—	143,069	(143,069)	—
Distributions to noncontrolling interest	—	—	—	—	(111,550)	—	(111,550)
Contributions from noncontrolling interest	—	—	—	—	26,416	—	26,416

Net cash provided by (used in) financing activities	(495)	(282,206)	(148,617)	(285,730)	623,761	78,570	(14,717)

Effect of exchange rate changes on cash and cash equivalents	—	(104,396)	(15)	—	97,624	48	(6,739)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	15	147,153	31	—	55,901	18,545	221,645
Cash and cash equivalents at beginning of period	108	24	194	—	286,500	14,399	301,225

Cash and cash equivalents at end of period	$123	$147,177	$225	$—	$342,401	$32,944	$522,870

FRESENIUS MEDICAL CARE AG & Co. KGaA

Schedule II – Valuation and Qualifying Accounts
(in thousands, except share data)

Development of allowance for doubtful accounts

	2012	2011	2010
Allowance for doubtful accounts as of January 1	$299,751	$277,139	$266,449
Change in valuation allowances as recorded in the consolidated statements of income	303,508	241,598	218,496
Write-offs and recoveries of amounts previously written-off	(273,643)	(214,612)	(205,666)
Foreign currency translation	(723)	(4,374)	(2,140)

Allowance for doubtful accounts as of December 31	$328,893	$299,751	$277,139

S-II