Form 20-F
period 2013-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2014-02-25
CIK 1333141

Use these links to rapidly review the document

INDEX OF FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

Ordinary Shares, no par value: 301,446,779

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

☐ Yes                ☒ No

i

Certain Defined Terms

        In this report, (1) the "Company" refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, "Information on the Company – History and Development of the Company – History" below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) "we", "us" and "our" refers either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) "Fresenius Medical Care AG" and "FMC-AG" refers to the Company as a German stock corporation before the transformation of legal form and "FMC-AG & Co. KGaA" refers to the Company as a German partnership limited by shares after the transformation and (4) "FMCH" and "D-GmbH" refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, "Fresenius SE" and "Fresenius SE & Co. KGaA" refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our ordinary shares as of February 19, 2014, 31.3% based on 301,491,605 outstanding shares, as reported herein (prior to the transformation of our legal form, it held approximately 51.8% of our voting shares). In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. The phrase "Fresenius SE and its subsidiaries" refers to Fresenius SE and all of the companies of the Fresenius SE group, other than FMC-AG & Co. KGaA and the subsidiaries of FMC-AG & Co. KGaA. Each of "Management AG", "FMC Management AG" and the "General Partner" refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. "Management Board" and "our Management Board" refer to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" and "our Supervisory Board" refer to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to our North America operating segment. The term "International Segment" refers to our combined EMEALA (Europe, Middle East, Africa, and Latin America) and AP (Asia-Pacific) operating segments. All references in this report to the notes to our financial statements are to the Notes to Consolidated Financial Statements included in this report.

Forward-looking Statements

        This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook", "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

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

        Important factors that could contribute to such differences are noted in Item 3D, "Key Information – Risk Factors" in Item 4, "Information on the Company," under "Business Overview," in Item 5, "Operating and Financial Review and Prospects" and in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in this report.

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

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable

Item 2.    Other Statistics and Expected Timetable

        Not applicable

Item 3.    Key Information

A.    Selected Financial Data

        The following table summarizes the consolidated financial information for our business for each of the years 2013 through 2009. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), an independent registered public accounting firm, audited these financial statements. All American Depositary Share ("ADS") and per ADS data reflect the two-for-one split of the ADSs representing our ordinary shares and the ADSs representing our previously outstanding preference shares, which was effective December 3, 2012. As a result of the split of our ADSs, the ratio of each class of ADSs was changed from one ADSs representing one share to two ADSs representing one share. (See Item4.A, "Information on the Company  – History and Development of the Company  – History"). All per ADS amounts in the table have been restated to reflect the ADS splits. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, "Operating and Financial Review and Prospects."

	2013	2012	2011	2010	2009
	(in millions except share and per share amounts)
Statement of Operations Data:
Net revenues(a)	$14,610	$13,800	$12,570	$11,844	$11,047
Cost of revenues	9,872	9,199	8,418	8,009	7,504

Gross profit	4,738	4,601	4,152	3,835	3,543
Selling, general and administrative	2,391	2,223	2,002	1,823	1,698
Gain on sale of dialysis clinics	(9)	(36)	(5)	—	—
Research and development	126	112	111	97	94
Income from equity method investees	(26)	(17)	(31)	(9)	(5)
Other operating expenses	—	100	—	—	—

Operating income	2,256	2,219	2,075	1,924	1,756
Investment gain	—	140	—	—	—
Interest expense, net	409	426	297	280	300

Income before income taxes	1,847	1,933	1,778	1,644	1,456
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,110	$1,187	$1,071	$979	$891

Weighted average ordinary shares outstanding	301,877,304	301,139,652	299,012,744	296,808,978	294,418,795
Basic earnings per Ordinary share	$3.65	$3.89	$3.54	$3.25	$2.99
Basic earnings per Ordinary ADS(b)	1.83	1.94	1.77	1.62	1.49
Fully diluted earnings per Ordinary share	3.65	3.87	3.51	3.24	2.99
Fully diluted earnings per Ordinary ADS(b)	1.83	1.93	1.75	1.62	1.49
Dividends declared and paid per Ordinary share (€)(c)	0.75	0.69	0.65	0.61	0.58
Dividends declared and paid per Ordinary share ($)(c)	1.03	0.89	0.93	0.77	0.78

	2013	2012	2011	2010	2009
	(in millions except share and per share amounts)
Balance Sheet Data at December 31:
Working capital	$2,733	$2,957	$1,432	$1,363	$2,118
Total assets	23,120	22,326	19,533	17,095	15,821
Total long-term debt (excluding current portion)	7,747	7,842	5,495	4,310	5,084
Shareholders' equity	9,485	9,207	8,061	7,524	6,798
Capital Stock – Preference shares – Nominal Value(d)	—	4	4	4	4
Capital Stock – Ordinary shares – Nominal Value	382	375	372	369	366

(a)
The provision for bad debts relating to dialysis services which we presented as an operating expense before 2012 has been reclassified to a deduction from patient service revenue in accordance with US GAAP.

(b)
Basic earnings per Ordinary ADS and fully diluted earnings per Ordinary ADS have been restated to reflect a two-for-one split of our Ordinary ADSs outstanding effected on December 3, 2012, which changed the ratio from one ADSs representing one share to two ADSs representing one share.

(c)
Amounts shown for each year from 2013 to 2009 represent dividends declared and paid in each such year with respect to our operations in the year preceding payment. Our General Partner's Management Board has proposed dividends with respect to our operations in 2013 of €0.77 per Ordinary share . These dividends are subject to approval by our shareholders at our Annual General Meeting ("AGM") to be held on May 15, 2014.

(d)
As of June 28, 2013 all preference shares for capital stock were converted into ordinary shares. As of December 31, 2013 only one class of shares exists.

        We conduct our business on a global basis in various currencies, although our operations are located principally in the United States ("U.S") and Germany. We prepare our consolidated financial statements, from which we derived the selected financial data above, utilizing the U.S. dollar as our reporting currency. We have converted the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the respective period, as shown. For information regarding the exchange rates used in preparing our consolidated financial statements, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk – Management of Foreign Exchange and Interest Rate Risks – Foreign Exchange Risks."

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

Risks Relating to Regulatory Matters.

A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit.

        For the twelve months ended December 31, 2013, approximately 32% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. For further information regarding Medicare and Medicaid reimbursement, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and Item 5, "Operating and Financial Review and Prospects – Overview."

The utilization of ESAs could materially impact our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for ESAs could reduce our revenues and operating profit.

        Erythropoietin stimulating agents, or ESAs, are produced in the U.S. by Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa). Under the Medicare end stage renal disease ("ESRD") prospective payment system ("ESRD PPS") effective January 1, 2011, payment for ESAs is generally included in the bundled rate; previously, it was reimbursed separately. Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) a reduction of the current overfill amount in ESA vials that we currently use (liquid medications, such as ESAs, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), (ii) an interruption of supply of ESAs, or (iii) material increases in the utilization of or acquisition costs for ESAs.

If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.

        Our operations in both our dialysis care business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

  •
  the quality, safety and efficacy of medical and pharmaceutical products and supplies;

  •
  the operation of manufacturing facilities, laboratories and dialysis clinics;

  •
  product labeling, advertising and other promotion;

  •
  accurate reporting and billing for government and third-party reimbursement; and

  •
  compensation of medical directors and other financial arrangements with physicians and other referral sources.

        Failure to comply with one or more of these laws or regulations may give rise to a number of legal consequences. These include, in particular, monetary and administrative penalties, increased costs for compliance with government orders, complete or partial exclusion from government reimbursement programs or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition and results of operations.

        The Company's medical devices and drug products are subject to detailed, rigorous and frequently changing regulation by the U.S. Food and Drug Administration ("FDA"), and numerous other national, supranational, federal and state authorities. These regulations include, among other things, regulations regarding product approvals, manufacturing practices, product labeling and promotion, quality control, quality assurance, and post-marketing safety reporting, including adverse event reporting and reporting of certain field actions. We cannot assure that all necessary regulatory approvals for new products or product improvements will be granted on a timely basis or at all. In addition, the Company's facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA and comparable regulatory authorities outside the U.S. may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of our products and those of our suppliers. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, they could be subject to significant adverse administrative and judicial enforcement actions in the future. These possible enforcement actions could include warning letters, injunctions, civil penalties, seizures of the Company's products, and criminal prosecutions as well as dissemination of information to the public about such enforcement actions. These actions could result in, among other things, substantial modifications to the Company's business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company's business and have a material adverse effect on the Company's business, financial condition and results of operations. For a discussion of open FDA warning letters, see "Regulatory and Legal Matters – Regulatory Overview – Product Regulation – Medical Devices."

        We rely upon the Company's management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations. If employees were to deliberately, recklessly or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our sales. If we fail to identify in our diligence process or to promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.

        By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of "qui tam" or "whistle blower" actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs. For information about certain of these pending investigations and lawsuits, see Note 20 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures."

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

        The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene the Company's compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition. The Company has received communications alleging certain conduct in certain countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an internal review with the assistance of independent counsel retained for such purpose. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") that allegations have been made and of the Company's internal review. The Company's review and dialogue with the SEC and DOJ are ongoing. See "Item 15B. Management's annual report on internal control over financial reporting" and Note 20 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures."

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

        Many of the countries in which we operate have been considering proposals to modify their current healthcare systems to improve access to health care and to control costs. Policymakers in the U.S. and elsewhere are also considering reforms that could change the methodology used to reimburse providers of health care services, including dialysis. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. In the U.S., automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all Federal government programs went into effect on March 1, 2013. Medicare payments to providers and suppliers are subject to these reductions, but these reductions are limited to one adjustment of no more than 2 percent through 2021. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

        See Item 4, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and "– Healthcare reform:" and Item 5, "Operating and Financial Review and Prospects – Financial Condition and Results of Operations – Overview" for information regarding the impact of the ESRD PPS on our business, our efforts to mitigate some of its effects, and the anticipated effects of the Patient Protection and Affordable Care Act ("ACA") on our business, as well as additional information regarding the legislation and other matters discussed above.

        In addition, there may be legislative or regulatory proposals that could affect FDA procedures or decision-making for approving medical device or drug products. Any such legislation or regulations, if enacted or promulgated, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse effect on our business, financial condition and results of operations.

        In the United States, the ACA authorized state and federal health care exchanges to provide greater access to private health insurance coverage. These exchanges are scheduled to go into effect in 2014, and it is not yet known how the insurance coverage available through the exchanges will impact reimbursement for dialysis and vascular access services, if at all. There can be no assurance that we can achieve future price increases from private insurers and managed care organizations offering coverage through the federal and state health care exchanges that are comparable to those we have historically received. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results.

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

Risks Relating to Our Business

A significant portion of our North America Segment profits is dependent on the services we provide to a minority of our patients who are covered by private insurance.

        Government reimbursement programs generally pay less than private insurance. Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), and Medicaid rates are comparable. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 76% of the patients to whom we provide care in North America but that for 2013, we derived 53% of our North America Segment Dialysis Care net revenues (amounting to 32% of our worldwide revenue) from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 24% of our North America segment's patients reduce their payments for our services, or if we experience a material shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would materially decrease.

        Over the last few years, we have generally been able to implement modest annual price increases for private insurers and managed care organizations, but government reimbursement has remained flat or has been increased at rates below typical consumer price index ("CPI") increases. Under the ESRD PPS, Medicare payment rates are updated annually based on the CPI of relevant market inputs, less an adjustment to account for productivity improvements (0.4% for 2013). Medicare will implement further reductions pursuant to the American Taxpayer Relief Act of 2012, to account for reduced drug utilizations. In 2014, Medicare's base payment rate will be reduced by $8.16 to account for this effect, and U.S. Centers for Medicare & Medicaid Services ("CMS") expects a total reduction, phased in over three to four years, of $29.93. See "Item 4. Information on the Company – Regulatory and Legal Matters – Reimbursement – U.S. – Budget Control Act and American Taxpayer Relief Act". There can be no assurance that we can achieve future price increases from private insurers and managed care organizations comparable to those we have historically received. With increased governmental reform and regulatory activity, reimbursement from private insurers may be subject to downward pressure in the coming years. The advent of the federal and state health care exchanges may also negatively impact reimbursement from private insurance. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results. Any reduction in our ability to attract private pay patients to utilize our dialysis services relative to historical levels could adversely impact our operating results. Any of the following events, among others, could have a material adverse effect on our operating results:

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

        Healthcare companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us; for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies."

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

        The Company is vigorously defending certain patent infringement lawsuits and certain wrongful death and personal injury lawsuits alleging inadequate labeling and warnings for certain of our dialysate concentrate products. See Note 20 of the Notes to Consolidated Financial Statements, "Legal and Regulatory Matters – Commercial Litigation". While we believe we have valid defenses to these claims, an adverse determination in any of these matters could have a material adverse effect on the Company's business, financial condition and results of operations.

Our growth depends, in part, on our ability to continue to make acquisitions.

        The healthcare industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed by the United States or other countries' competition laws or under our credit documents. If we make future acquisitions, we may need to incur additional debt or assume significant liabilities, either of which might increase our financial leverage and cause the prices of our debt securities to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company's infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities not disclosed by the seller or not uncovered during due diligence. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

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

        We operate dialysis clinics in approximately 45 countries and sell a range of products and services to customers in more than 120 countries. Our international operations are subject to a number of risks, including but not limited to the following:

  •
  the economic situation in developing or other countries could deteriorate;

  •
  fluctuations in exchange rates could adversely affect profitability;

  •
  we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems;

  •
  we could be negatively impacted by the ability of certain European Union member states and other countries to service their sovereign debt obligations;

  •
  local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

  •
  political, social or economic instability, especially in developing and newly industrializing countries, could disrupt our operations;

  •
  some customers and governments could increase their payment cycles, with resulting adverse effects on our cash flow;

  •
  some countries could impose additional or higher taxes or fees or restrict the import of our products;

  •
  we could fail to receive or could lose required licenses, certifications or other regulatory approvals for the operation of subsidiaries or dialysis clinics, sale of products and services or acquisitions;

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

We could be adversely affected if we experience shortages of components or material price increases from our suppliers.

        The Company's purchasing strategy is aimed at developing partnerships with strategic suppliers through long-term contracts and at the same time ensuring, where reasonably practicable, that it has at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing). To prevent loss of suppliers, we monitor our supplier relationships on a regular basis. Suppliers which are integral to our procurement functions are subject to performance and risk analyses. Through constant market analyses, a demands-based design of supplier relationships and contracts, as well as the use of financial instruments, we seek to mitigate disruptive component shortages and potential price increases. If the Company is unable to counteract the risk of bottleneck situations at times of limited availability of components and other materials in spite of its purchasing strategy in combination with ongoing monitoring of market developments, this could result in delays in production and hence have an adverse effect on the Company's results of operations. Similarly, material price increases by suppliers could also adversely affect the Company's result of operations.

If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing or prescribing our dialysis products, our revenues would decrease.

        Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility or vascular access center to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic's staff, convenient scheduling, and a clinic's location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of new or existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other healthcare institutions. If a significant number of physicians, hospitals or other healthcare institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.

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

        Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. Through the end of 2013, we were obligated to make certain minimum annual royalty payments under certain of our pharmaceutical product license agreements, regardless of our annual sales of the licensed products. Thereafter, the Company is required to determine their minimum purchase requirements for the subsequent year on a yearly basis. Any of the expiration or loss of patent protection for one of our products, the "at-risk" launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period, which could materially and adversely affect our business, financial condition and results of operations.

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

        Although there has been some improvement in the global economy and financial markets since the market deterioration of the global economy and tightening of the financial markets in 2008 and 2009, the overall global economic outlooks remains uncertain and current economic conditions could adversely affect our business and our profitability. Among other things, the potential decline in federal and state revenues that may result from such conditions may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

        Job losses or slow improvement in the unemployment rate in the United States may result in a smaller percentage of our patients being covered by an employer group health plan and a larger percentage being covered by lower paying Medicare and Medicaid programs. Employers and individuals who obtain insurance through exchanges established under the ACA might also begin to select more restrictive commercial plans with lower reimbursement rates. To the extent that payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we expect to collect.

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

        We are in dispute with the German tax authorities and the U.S. Internal Revenue Service (IRS) on certain tax deductions disallowed in past and current tax audits and from time to time with other jurisdictions. We are also subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits and we may be subject to additional unfavorable adjustments and disallowances. We are contesting, and in some cases appealing certain of the unfavorable determinations. If our objections, audit appeals or court claims are unsuccessful, we could be required to make additional tax payments, which could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. See Item 5, "Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Liquidity" as well as Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Legal and Regulatory Matters."

Risks Relating to our Securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

        At December 31, 2013, we had consolidated debt of $8,417 million and consolidated total shareholders' equity of $9,485 million. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

        In October 2012, we entered into a syndicated Credit Agreement (the "2012 Credit Agreement"), which replaced our prior credit agreement. Our 2012 Credit Agreement, Senior Notes and Euro Notes include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2012 Credit Agreement, we are obligated to maintain a minimum consolidated interest expense coverage ratio (ratio of EBITDA to net interest expense) and we are subject to a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA) as these terms are defined in the 2012 Credit Agreement.

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

        Fresenius SE owns approximately 31.3% of our outstanding ordinary shares as of February 19, 2014. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE's consent, either or both of which could adversely affect the prices of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.

        Under the pooling agreement that we have entered into for the benefit of non-related holders of our Ordinary shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC, to prepare annual and quarterly financial statements in accordance with U.S. generally accepted accounting principles ("G.A.A.P."), and to file information with the SEC with respect to annual and general meetings of our shareholders. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors to certain transactions between us and Fresenius SE and its affiliates.

        We are a "foreign private issuer," as defined in the SEC's regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC's proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short – swing profit recovery provisions of Section 16 of the Exchange Act. We are also generally exempt from most of the governance rules applicable to companies listed on the New York Stock Exchange (including the obligation to maintain a compensation committee of independent directors), other than the obligation to maintain an audit committee in accordance with Rule 10A – 3 under the Exchange Act. These limits on available information about our company and exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities.

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

History

        On September 30, 1996, we completed a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius SE (then Fresenius AG) and W.R. Grace & Co. which we refer to as the "Merger" elsewhere in this report. Pursuant to that agreement, Fresenius SE contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 105,630,000 FMC-AG Ordinary shares. Thereafter, we acquired:

  •
  all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 94,080,000 Ordinary shares; and

  •
  the publicly-held minority interest in Fresenius USA, Inc., in exchange for 10,290,000 Ordinary shares.

        On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting ("EGM") held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG's legal form was changed from a German AG to a partnership limited by shares with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Management AG, a subsidiary of Fresenius SE, which was the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Shareholders in FMC-AG & Co. KGaA participated in all economic respects, including profits and capital, to the same extent and (except as modified by the first share conversion described below) with the same number of shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form.

        Prior to the effectiveness of the transformation, and as approved by the EGM and by a separate vote of FMC-AG's former preference shareholders, the Company offered holders of its non-voting Preference shares (including preference shares represented by American Depositary Shares (ADSs)) the opportunity to convert their shares into Ordinary shares, which was accepted by the holders of approximately 96% of the outstanding Preference shares. Preference shares that were not converted remained outstanding and became Preference shares of FMC-AG & Co. KGaA in the transformation. In 2013, all remaining Preference shares outstanding were converted into Ordinary shares in the mandatory conversion described below.

        Part of the Company's stated strategy is to expand and complement its existing business through acquisitions. See Item 4B, "Information on the Company – Business Overview – Our Strategy and Competitive Strengths." On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. ("the RCG Acquisition"), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4.2 billion including the concurrent repayment of approximately $657.8 million of indebtedness of RCG. In 2010, we acquired Asia Renal Care Ltd, a large dialysis and related services provider in our Asia-Pacific region, Kraevoy Nefrologocheskiy Centr, a private operator of dialysis clinics in Russia's Krasnodar region and Gambro AB's worldwide peritoneal dialysis business. In 2011, we acquired IDC, the dialysis service business of Euromedic International, with over 8,200 hemodialysis patients and 70 clinics in nine countries, principally in Central and Eastern Europe and, American Access Centers, which operates 28 free-standing vascular access centers in the U.S., which provided us with critical mass in our vascular access business. In 2012 we acquired 100% of the equity of Liberty Dialysis Holdings, Inc. ("Liberty Dialysis"), a Delaware corporation with principal offices in Mercer Island, Washington and the owner of all of the business of Liberty Dialysis, Inc. and 51% of Renal Advantage, Inc., for total cash consideration of $2,182 million consisting of $1,697 million cash, net of cash acquired and $485 million non-cash consideration (the "Liberty Acquisition"). Prior to entering into the merger agreement for the Liberty Acquisition, we owned 49% of Renal Advantage, Inc., and we also had a loan receivable from Renal Advantage Partners, LLC of $280 million which was retired as part of the transaction. Liberty Dialysis mainly provided dialysis services in the United States through the 263 clinics it owned (the "Acquired Clinics"). We accounted for the Liberty Acquisition as a business combination. Liberty Dialysis's results have been included in the Company's Consolidated Statement of Income since February 29, 2012.

        We have also expanded the renal pharmaceuticals portion of our product business. In 2006, we acquired Phoslo®, a phosphate binder. In 2008, we entered into license and distribution agreements to market and distribute intravenous iron products such as Venofer® and Ferinject® (outside of the U.S.) for dialysis treatment. In December 2010, we formed a new renal pharmaceutical company with one of the licensors, Galenica Ltd. "Galenica", named Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"), to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. We own 45% of the shares of VFMCRP. See the discussion of "Renal Pharmaceuticals" below.

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

        On May 16, 2013, the Company's AGM and a separate Preference shareholder meeting adopted resolutions for the mandatory conversion of our Preference shares into Ordinary shares. The amendments to the Company's articles of association ("Articles of Association") effecting the conversion were registered with the commercial register at the local court in Hof an der Saale on June 28, 2013. All outstanding Preference shares were converted on a 1:1 basis to Ordinary shares and all remaining options to acquire Preference shares were converted into options to acquire Ordinary shares. On July 5, 2013, the Company received a €27,000 ($34,784) premium from the largest former preference shareholder, a financial institution located outside the United States, for the conversion of their preference shares to ordinary shares. In connection with the Preference share conversion, the listing of the Preference shares at the Frankfurt Stock Exchange was terminated and the New York Stock Exchange delisted the ADSs representing our Preference shares.

        On May 20, 2013 we commenced and on August 14, 2013, we completed a share buy-back program. We purchased a total of 7,548,951 Ordinary shares on the Frankfurt Stock Exchange at a total cost of approximately €350 million (approximately US$500 million). The program was financed from cash flow and existing credit facilities. The repurchased shares will either be cancelled, thereby reducing our registered share capital, or used to satisfy our share delivery obligations upon exercise of stock options.

Capital Expenditures

        We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve month periods ended December 31, 2013, 2012, and 2011.

	Actual
	2013	2012	2011
	(in millions)
Capital expenditures for property, plant and equipment
North America	$377	$299	$238
International	205	203	201
Corporate	166	173	159

Total Capital Expenditures	$748	$675	$598

Acquisitions and Investments
North America	$461	$1,849	$824
International	100	35	1,186
Corporate	2	2	6

Total Acquisitions and Investments	$563	$1,886	$2,016

        For additional information regarding our capital expenditures, see Item 4. B, "Business Overview – Acquisitions and Investments" and Item 5.B, "Operating and Financial Review and Prospects – Liquidity and Capital Resources"

B.    Business Overview

Our Business

        Based on publicly reported sales and number of patients treated, we are the world's largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At December 31, 2013, we provided dialysis treatment to 270,122 patients in 3,250 clinics worldwide located in approximately 45 countries. In the U.S. we also provide inpatient dialysis services and other services under contract to hospitals. In 2013, we provided 40,456,900 million dialysis treatments, an increase of approximately 5% compared to 2012. We also develop and manufacture a full range of machines, systems and disposable products, which we sell to customers in more than 120 countries. For the year ended December 31, 2013, we had net revenues of $14.6 billion, a 6% increase (6% in constant currency, see item 5, "Operating and Financial Review and Prospects – Non U.S. GAAP Measures for Presentation – Constant Currency") over 2012 revenues. We derived 66% of our revenues in 2013 from our North America Segment and 34% from our International Segment, which include our operations in Europe (21%), Latin America (6%) and Asia-Pacific (7%). Our Ordinary shares are listed on the Frankfurt Stock Exchange and American Depositary Receipts evidencing our Ordinary shares on the New York Stock Exchange, and on February 19, 2014, we had a market capitalization of $22.1 billion.

        We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

        We estimate the volume of the global dialysis market was approximately $75 billion for 2013, remaining unchanged compared to the previous year (4% increase in constant currency terms). Approximately $61 billion represents dialysis services, including the administration of dialysis drugs, and approximately $14 billion represents sales of dialysis products. The following table summarizes net revenues for our North America Segment and our International Segment in our major categories of activity, dialysis care and dialysis products for the three years ended December 31, 2013, 2012 and 2011.

	2013	2012	2011
	(in millions)
North America
Dialysis Care	$8,772	$8,230	$7,113
Dialysis Products	834	801	813

	9,606	9,031	7,926
International
Dialysis Care	2,358	2,262	2,170
Dialysis Products	2,612	2,478	2,458

	4,970	4,740	4,628

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

        To obtain and manage this information, FMC-AG & Co. KGaA has developed an internal information tool called Market & Competitor Survey ("MCS"). The MCS is used within the Company as a tool to collect, analyze and communicate current, accurate and essential information on the dialysis market, developing trends, the market position of FMC-AG & Co. KGaA and those of its competitors. Country – by – country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESRD, the treatment modality selected, products used, treatment location and the structure of ESRD patient care providers. The survey has been refined over the years to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors. While we believe the information contained in our surveys and competitor publications to be reliable, we have not independently verified the data or any assumptions from which our MCS is derived or on which the estimates they contain are based, and we do not make any representation as to the accuracy of such information.

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

        We estimate that at the end of 2013, there were approximately 3.20 million ESRD patients worldwide, of which approximately 675,000 were living with a transplanted kidney. For many years the number of donated organs worldwide has continued to be significantly lower than the number of patients on transplant waiting lists. Despite ongoing efforts by many regional initiatives to increase awareness of and willingness for kidney donation, the distribution of patients between the various treatment modes has remained nearly unchanged over the past ten years. In both the U.S. and Germany, approximately 20% of all ESRD patients live with a functioning kidney transplant and approximately 80% require dialysis.

        There are two major dialysis methods commonly used today, hemodialysis ("HD") and peritoneal dialysis ("PD"). These are described below under "Dialysis Treatment Options for ESRD." Of the estimated 2.52 million dialysis patients treated in 2013, approximately 2.25 million received HD and about 269,000 received PD. Generally, an ESRD patient's physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient's medical conditions and needs. The number of dialysis patients grew by approximately 7% in 2013.

        The present annual patient growth rate in North America, the largest dialysis market, is approximately 5% per year, while in many developing countries we see annual growth rates of near 10%. We believe that worldwide patient growth will continue at around 6% per year. At the end of 2013, there were approximately 568,000 patients in North America (including Mexico), approximately 341,000 dialysis patients in the 27 countries of the European Union (E.U.), approximately 298,000 patients in Europe (excluding the E.U. countries), the Middle East and Africa, approximately 252,000 patients in Latin America (excluding Mexico), and approximately 1,060,000 patients in Asia (including approximately 318,000 patients in Japan).

        Dialysis patient growth rates vary significantly from region to region. The U.S. and Japan, as well as Western and Central Europe, where patients with terminal kidney failure have had readily available access to treatment, usually dialysis, for many years, all experience below average increases in the number of patients. In contrast, growth rates in the economically weaker regions were above average, reaching double digit figures in some cases. This indicates that accessibility to treatment is still somewhat limited in these countries, but is gradually improving.

        We estimate that about 18% of worldwide patients are treated in the U.S., around 14% in E.U. and approximately 13% in Japan. The remaining 55% of all dialysis patients are distributed throughout approximately 120 countries in different geographical regions.

        We believe that the continuing growth in the number of dialysis patients is principally attributable to:

  •
  increased general life expectancy and the overall aging of the general population;

  •
  the continuing shortage of donor organs for kidney transplants;

  •
  improved dialysis technology that makes life-prolonging dialysis available to a larger patient population;

  •
  greater access to treatment in developing countries; and

  •
  lifestyle choices such as obesity, lack of exercise and poor diet, causing increased prevalence of hypertension, diabetes and other illnesses that lead to ESRD, combined with better treatment and survival of patients with these conditions.

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

        Patients can receive treatment at a clinic run by (1) a public center (government or government subsidiary owned/run), (2) a healthcare organization (non-profit organizations for public benefit purposes), (3) a private center (owned or run by individual doctors or a group of doctors) or (4) a company-owned clinic, including multi-clinic providers (owned or run by a company such as FMC-AG & Co. KGaA). There were approximately 6,100 Medicare-certified ESRD treatment clinics in the U.S. in 2013 with only around 1% of patients receiving care in public centers. In 2013, there were approximately 5,500 dialysis clinics in the E.U. treating dialysis patients. In the E.U., approximately 57% of dialysis patients received care through public centers, approximately 21% through private centers and approximately 22% through company-owned clinics, such as ours. In Latin America, private centers and company-owned clinics predominated, caring for over 85% of all dialysis patients. In Japan, nephrologists (doctors who specialize in the treatment of renal patients) cared for around 80% of the population in their private centers.

        Among company-owned clinics, the two largest providers are FMC-AG & Co. KGaA, caring for approximately 270,000 patients and DaVita, caring for approximately 166,000 patients at the end of 2013. All other company-owned clinics care for approximately 20,000 or less patients each.

        Of the approximately 2.52 million patients who received dialysis care in 2013, more than 89% were treated with hemodialysis. Hemodialysis patients represented about 92% of all dialysis patients in the U.S., approximately 97% of all dialysis patients in Japan, 92% in the E.U. and 86% in the rest of the world. Based on these data, it is clear that hemodialysis is the dominant therapy method worldwide.

        Peritoneal Dialysis.    Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis ("CAPD" or "APD"), or by a treatment known as continuous cycling peritoneal dialysis ("CCPD"). In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD, a machine pumps or "cycles" solution to and from the patient's peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient. The human peritoneum can be used as a dialyzer only for a limited period of time, ideally only if the kidneys are still functioning to some extent.

Our Strategy and Competitive Strengths

Company Strategy

        We focus our business activities on our patients' health and hence on the quality of treatment and our products with the objective of improving their quality of life and raising their life expectancy. Our aim is to maintain our position as the world's leading provider of dialysis treatment and products and to use that position as a basis for sustainable, profitable growth. In this way, we seek to continuously increase our corporate value and create added value for patients, healthcare systems and investors worldwide.

        Our strategy takes into account concrete, measurable growth targets as well as long-term trend forecasts in the dialysis market. The Management Board uses a number of different tools and indicators to evaluate our business performance, develop our strategy and make investment decisions. See Item 5. "Operating and Financial Review and Prospects." We not only expect the number of patients to increase but also the quality of services provided and of the products available to become even more important in the future. We think integrated care for kidney patients is another area that will continue to grow in the future. In response to this, we will not only focus our business on individual services or dialysis products, but also on combining the different areas of application related to dialysis, such as combining treatment concepts with dialysis drugs.

Pillars for Strategic Growth

        We rely upon four pillars in order to devise measures to govern the Company's strategy and activities and enable us to devise measures whereby we can continue to perform successfully in a broader spectrum of the global dialysis market and achieve our growth and profitability objectives. Our four strategic pillars are described below:

  (1)    Continuous Growth and Expansion

        We are committed to shaping the development of the dialysis industry by giving more people access to life-saving dialysis treatment, as well as developing innovative products and therapies that improve our patients' quality of life. This includes our execution of strategic alliances with various healthcare institutions, which help to shape the development of the industry, while benefitting from the global growth of the market. To strengthen our market position, we have developed various approaches ranging from organic growth to the continuous assessment of acquisitions that create synergies with our existing products and services.

        To accomplish lasting, profitable growth we are also steering our business activities towards attractive future markets. This includes expanding our presence through public private partnerships ("PPP") in the dialysis business. We are already involved in several PPP initiatives in Europe, Africa, Asia and Australia with the intent to further expand these strategic alliances in the future.

  (2)    Development of New Business Areas

        Our main focus continues to be on comprehensive care for dialysis patients and dialysis-related treatments. In many regions, in addition to our products, dialysis treatments, and wide range of renal pharmaceuticals, we offer an increasing amount of additional services for patient care. These include laboratory and pharmacy services as well as services related to vascular access, an essential aspect of treatment for dialysis patients. With an integrated healthcare approach, we can further develop these and other services and meet the growing demand for comprehensive care of patients with kidney disease.

  (3)    Enhancing Products and Services

        Our sustainable growth strategy includes the development of innovative products and continuous improvement for dialysis treatments. We benefit from the vertically-integrated structure of our Company, which enables our Research & Development division to apply our experience as the world's largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and being directly in-touch with doctors, nurses and patients to keep track of and meet customer and patient needs.

        Our Global Research and Development department was reorganized in 2013, and we continue to operate a global network of local research and development sites. This network provides us with an advantage to familiarize ourselves with local requirements and respond to them quickly. However, chronic kidney failure is also a global problem, with demand for improved, high-quality yet cost-efficient products growing worldwide. The reorganization of our Research and Development department has leveraged synergies for product development that will continue into the future by providing a global focus and promoting the exchange of knowledge between regions. Our research also focuses on the vital aspects of the quality and safety of our products and services. This continued focus on quality makes us a reliable partner for patients, doctors, and care staff alike.

  (4)    Fostering Operational Excellence

        In a challenging economic environment, we also place importance on enhancing our profitability in the long term, while positioning and managing the Company more efficiently. In the future, we intend to further optimize and modernize our administrative structures and processes and make greater use of synergies, such as the establishment of our Global Manufacturing Operations and Global Research & Development divisions. This will enable us to meet the increased demand for our products and services and create a flexible environment which fosters rapid response to changes in the dialysis market. At the same time, we have benefited, and will continue to benefit, from our decentralized structure, allowing us to remain a reliable local partner in patient treatment by providing quick responses to customer specific needs, and changes to the local market and regulatory environment. We believe this flexibility coupled with our localized decision making structure helps us to gain access to new markets.

 Dialysis Care

Dialysis Services

        We provide dialysis treatment and related laboratory and diagnostic services through our network of 3,250 outpatient dialysis clinics, 2,133 of which are in the North America Segment (including Mexico) and 1,117 of which are in approximately 45 countries outside of North America. Our operations within the North America Segment generated 79% of our 2013 dialysis care revenue and our operations outside the North America Segment generated 21%. Our dialysis clinics are generally concentrated in areas of high population density. In 2013, we acquired a total of 50 existing clinics, opened 80 new clinics and sold or consolidated 40 clinics. The number of patients we treat at our clinics worldwide increased by about 5%, from 257,916 at December 31, 2012 to 270,122 at December 31, 2013. For 2013, dialysis services accounted for 76% of our total revenue.

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

        Each of our dialysis clinics is under the general supervision of a physician medical director. (See "Patients, Physician and Other Relationships.") Each dialysis clinic also has an administrator or clinical manager who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses and licensed practical nurses. Our North America Segment clinics also employ patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians, while in some countries within our International Segment, the staff also includes technicians, social workers and dieticians.

        As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S. These services include administering EPO, a synthetic engineered hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience. We administer EPO to most of our patients in the U.S. Amgen Inc. is the sole manufacturer of EPO in U.S. and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current sourcing and supply contract with Amgen for EPO covers the period from January 1, 2012 to December 2014. Prior to January 1, 2011, when the ESRD PPS became effective, administration of EPO was separately billable under the composite rate payment system then in effect, and reimbursement for EPO represented a significant part of our dialysis care revenue. Since January 2011, ESAs such as EPO are included in the expanded ESRD PPS bundled rate. A material increase in our utilization or acquisition cost for EPO without an increase in the ESRD PPS bundled reimbursement rate could materially adversely affect our financial condition and results of operations.

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

        We employ a centralized approach in the U.S. with respect to certain administrative functions common to our operations. For example, each dialysis clinic uses our proprietary manuals containing our standardized operating and billing procedures. We believe that centralizing and standardizing these functions enhance our ability to perform services on a cost-effective basis.

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

        In the more than 45 countries outside North America in which we currently operate or manage dialysis clinics we face legal, regulatory and economic environments varying significantly from country to country. These individual environments can affect all aspects of providing dialysis services including our legal status, the extent to which we can provide dialysis services, the way we have to organize these services and the system under which we are reimbursed. (See "– Regulatory and Legal Matters – Reimbursement – International (Including Germany and Other Non-U.S.)" for further discussion of reimbursement.) Our approach to managing this complexity utilizes local management to ensure the strict adherence to the individual country rules and regulations and international functional departments supporting country management with processes and guidelines enabling the delivery of the highest possible quality level of dialysis treatment. We believe that with this bi-dimensional organization we will be able to provide superior care to dialysis patients under the varying local frameworks leading to improved patient well-being and to lower social cost.

Other Services

  Laboratory Services

        We have full service laboratories that support the needs of our patients in the U.S. and we also provide laboratory testing for others in the U.S. through Spectra Laboratories ("Spectra"). Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient's therapy regimen, diet and medicines remain optimal. In 2013, Spectra acquired Shiel Laboratories ("Shiel"). Shiel expands our laboratory services to include clinical anatomic pathology and molecular testing in the New York region.

  Pharmacy Services

        We offer pharmacy services, mainly in the U.S. These services include delivering renal medications and supplies to the homes of patients or to their dialysis clinic directly from renal pharmacists who are specially trained in treating and counseling patients living with kidney disease. We also actively support education and compliance with phosphate binders and other medications for bone and mineral metabolism.

  Vascular Access Surgery Services

        We have vascular access clinics mainly in the U.S. but we also operate clinics in Portugal and we have opened a new clinic in Taiwan. Dialysis requires access to the bloodstream, which is accomplished by catheters, grafts, or arteriovenious fistulas. Patients receiving hemodialysis need to have a vascular access site put in before their dialysis starts in order for our dialysis machines to filter their blood and return the newly clean blood into their bodies. Vascular access is necessary because human veins are too small; the surgery usually joins together an artery and a vein to create a vein strong enough to receive the hemodialysis needles. In addition, the vascular access centers provide services to address peripheral artery disease, which is common in dialysis patients.

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

        During 2013 and 2012, we had total acquisitions and investments of $496 million and $1,879 million, respectively. Of the total 2013 acquisitions and investments, FMCH made an investment-type loan granting a $200 million credit facility to a middle market dialysis provider (of which $170 was drawn as of December 31, 2013; see Note 8 of the Notes to the Consolidated Financial Statements "Other Assets and Notes Receivables"), we acquired a full-service clinical laboratory, and we continued to enhance our presence outside of the U.S. In 2012, the cash consideration amounted to $1,879 million, primarily for the Liberty Acquisition (see Note 2 of the Notes to the Consolidated Financial Statements, "Acquisition of Liberty Dialysis Holdings"). For further discussion of our 2013 acquisitions and investments, see "Information on the Company – History and Development of the Company – History," above and "– Our Strategy and Competitive Strengths – Cornerstones for Strategic Growth- (1) Continuous Growth and Expansion" and "Renal Pharmaceuticals" above.

Quality Assurance and Quality Management in Dialysis Care

        With regard to treatment quality, our clinics work in conformance with the generally accepted quality standards of the industry, particularly the KDOQI (Kidney Disease Outcomes Quality Initiative) guidelines from the United States, the European ERBP standard (European Renal Best Practice) and increasingly, the KDIGO (Kidney Disease: Improving Global Outcomes), an industry initiative for global clinical practice guidelines. Clinical data management systems are used to routinely collect certain medical parameters, which we evaluate in anonymized form in compliance with these guidelines.

        To evaluate the quality of our dialysis treatments, we use quality parameters that are generally recognized by the dialysis industry, such as hemoglobin values. In cooperation with responsible nephrologists, we aim to achieve a defined hemoglobin level for our patients. The kt/v value, which represents the volume of fluid completely cleared of urea during a single treatment divided by the volume of water a patient's body contains, gives an indication of the filtering performance of a treatment by establishing the ratio of the length of treatment and the filtration rate of certain toxic molecules. Albumin, a protein, is one quality parameter used to monitor a patient's general nutritional condition. Hospitalization days are another important indicator of the treatment quality, because they are particularly cost-intensive and can significantly reduce the quality of life of dialysis patients.

        In our EMEA region our quality management activities are primarily focused on comprehensive development and implementation of a Healthcare Services Management System as part of an Integrated Management System ("IMS"). Our goals in this area include not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach results in an IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the IMS standard offers a highly flexible structure that allows us to adapt to future regulations. Our IMS fulfills the ISO-Norm 9001:2008 requirements for quality management systems and links it with the ISO-Norm 14001:2004 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2003.

        Our dialysis clinics' processes and documentation are regularly inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Currently, dialysis clinics in 19 countries within our European region have quality management systems which are certified according to the quality management standard ISO 9001:2008.

        Additionally, we have a comprehensive program, NephroCare Excellence, in our European region. NephroCare is our service that provides complete life-saving treatments for renal failure at the point of care using advanced technologies and listening to and understanding our patients' needs to enable the best therapies, ensure a high-quality of care and empower patients. Our NephroCare Excellence program brings together in one comprehensive program all of our quality and efficiency standards as well as proven best practices from different countries. The program is designed to support more than 30 individual countries in introducing NephroCare's quality standards and tools to all clinics efficiently, systematically and within a defined timeframe. Our goal is to harmonize the routines in our network of clinics, to make sure that clinic employees identify with the values of NephroCare, and to foster awareness of the NephroCare brand and of our commitment to enabling affordable renal replacement therapy for the different healthcare authorities worldwide.

        The UltraCare® program of our North America Segment dialysis services group represents our commitment to deliver excellent care to patients through innovative programs, state-of-the art technology, continuous quality improvement and a focus on superior patient service. It combines our latest product technology with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® single use dialyzers are combined with our 2008™ Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. The UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. The UltraCare® program also includes an annual training program for staff recertification. Additionally, the UltraCare® at Home™ emphasizes patient-centered care: offering the full range of treatment modalities coupled with superior customer service for patients desiring care in the home setting.

        At each of our North America Segment dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2013, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment and the percentage of patients who use catheters, which is the major cause of hospitalization and morbidity.

        Our principal focus of our research and development activities is the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients. See Item 5.C, "Operating and Financial Review and Prospects – Research and Development."

Sources of U.S. Dialysis Care Net Revenue

        The following table provides information for the years ended December 31, 2013, 2012 and 2011 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2013	2012	2011
Medicare ESRD program	49.4%	48.0%	46.2%
Private / alternative payors	42.6%	42.6%	42.8%
Medicaid and other government sources	3.3%	4.5%	5.9%
Hospitals	4.7%	4.9%	5.1%

Total	100.0%	100.0%	100.0%

        Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See "Regulatory and Legal Matters – Reimbursement."

Patient, Physician and Other Relationships

        We believe that our success in establishing and maintaining dialysis clinics, both in the U.S. and in other countries, and vascular access centers in the U.S. depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. In nearly all our dialysis clinics, local doctors, who specialize in the treatment of renal patients (nephrologists) act as practitioners. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient's nephrologist has staff privileges. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from nephrologists, hospitals and general practitioners.

        Medicare ESRD program reimbursement regulations require that a medical director generally supervise treatment at a dialysis clinic. Generally, the medical director must be board certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. Our medical directors also generally maintain their own private practices. We have entered into written agreements with physicians who serve as medical directors in our clinics. In the North America Segment these agreements generally have an initial term between five to ten years. The compensation of our medical directors and other contracted physicians is negotiated individually and depends in general on local factors such as competition, the professional qualification of the physicians, their experience and their tasks as well as the size and the offered services of the clinic. The total annual compensation of the medical directors and the other contracted physicians is stipulated at least one year in advance and the medical directors agree to seek to continue to improve efficiency and quality. We believe that the compensation of our medical directors is in line with the market.

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

        A number of the dialysis and vascular access centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We also have agreements with physicians to provide management and administrative services at vascular access centers in which physicians or physicians groups hold an ownership interest and agreements with physicians to provide professional services at vascular access centers. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti-Kickback Statute, our investments in these joint venture arrangements and administrative service agreements do not satisfy all the elements of such safe harbors.

Competition

        Dialysis Services.    Our largest competitors in the North America Segment are DaVita HealthCare Partners, Inc., and US Renal Care,  Inc. and, in our International Segment, our largest competitors are Diaverum and Kuratorium für Heimdialyse in Europe, Zenjin-Kai and Showai-Kai in Asia-Pacific, and Baxter International Inc. and Diaverum in Latin America. Ownership of dialysis clinics in the U.S. consists of a large number of company-owned clinic providers, each owning ten or fewer clinics and a small number of larger company-owned, multi-clinic providers who own the majority of U.S. clinics, of which the Company and DaVita HealthCare Partners are the largest. Over the last decade the dialysis industry has been characterized by ongoing consolidations. Internationally, the dialysis services market is much more fragmented, with a higher degree of public ownership in many countries.

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

Dialysis Products

        Based on internal estimates prepared using our MCS, publicly available market data and our data of significant competitors, we are the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in more than 120 countries. Most of our customers are dialysis clinics. For the year 2013, dialysis products accounted for 24% of our total revenue.

        We produce a wide range of machines and disposables for HD, PD and acute dialysis:

  •
  HD machines and PD cyclers

  •
  Dialyzers, our largest product group

  •
  PD solutions in flexible bags

  •
  HD concentrates, solutions and granulates

  •
  Bloodlines

  •
  Systems for water treatment

        Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including specific instruments for vascular access as well as other supplies, such as bandages, clamps and injections. We also include our PhosLo®, Phoslyra® and Venofer® iron products and sales of other renal pharmaceutical products as part of our dialysis product revenues. Our Body Composition Monitor is also sold as part of both our peritoneal and hemodialysis products. The Body Composition Monitor is used for home dialysis to determine a patient's body composition (water, body mass and fat) which assesses a patient's hydration state to assist in determining the patient's therapy

        The markets in which we sell our dialysis products are highly competitive. The three largest manufacturers of dialysis products accounted for approximately 64% of the worldwide market in 2013. As the market leader in dialysis products, we had an approximately 34% market share. We estimate that in 2013, we supplied approximately 42% of global dialyzer production and approximately 55% of all HD machines sold worldwide. We estimate that our market share for PD products sold worldwide in 2013 was 20%.

Overview

        The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and other dialysis products.

	Year Ended December 31,
	2013		2012		2011
	Total Product Revenues	% of Total	Total Product Revenues	% of Total	Total Product Revenues	% of Total
	(in millions)
Hemodialysis Products	$2,813	81	$2,649	80	$2,603	79
Peritoneal Dialysis Products	424	12	415	13	417	13
Other	243	7	245	7	268	8

Total	$3,480	100	$3,309	100	$3,288	100

Hemodialysis Products

        The reduction of risk factors for cardiovascular diseases is core to the development of dialysis systems and products at FMC-AG & Co. KGaA. Taking this challenge into account, we offer a comprehensive hemodialysis product line, including HD machines, modular components for dialysis machines, Polysulfone dialyzers, bloodlines, HD solutions and concentrates, needles, connectors, machines for water treatment, data administration systems, dialysis chairs, PhosLo® and Phoslyra® phosphate binders, Venofer® iron products, and other renal drug products. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.

        Dialysis Machines.    We sell our 4008, 5008, and 5008s Series HD dialysis machines in EMEALA and AP. In North America, we sell our 2008® Series machines, modeled on the 4008 Series. The 4008/2008 series is the most widely sold machine for hemodialysis treatment. The 2008T is the only hemodialysis machine currently available with the Clinical Data eXchangeTM ("CDX") feature. CDX allows machine users to toggle their 2008T monitor view to provide access to their medical information system and dialysis screen. In 2011 in North America, the 2008K@home hemodialysis machine was introduced, which features user interface enhancements and the WetAlertTM wireless wetness detector for identification of blood leaks. In our International Segment, the 4008S classic machine is a basic dialysis machine for performing conventional HD treatments with limited therapy options for budget-focused customers. Following the successful launch of the 5008 series, we concentrated on the continued improvement of the reliable operation of our model 5008 dialysis machine in clinical use and under increasingly varied conditions in international applications. These efforts for improvement have taken into account considerable feedback from our own dialysis clinics as well as from other customers while focusing on therapeutic, technical, and economic aspects of the machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and is offering the most efficient therapy modality, ONLINE-Hemodiafiltration ("ONLINE HDF"), as a standard feature. Our latest machine software upgrades the 5008 Therapy System to the CorDiax product line for use with our FX CoreDiax dialyzers. Significant advances in the field of electronics enable highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces. Our dialysis machines offer the following features and advantages:

  •
  Volumetric dialysate balancing and ultrafiltration control system. This system provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

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

  •
  Online data collection capabilities and computer interfacing with our Therapy Data Management System (TDMS) and/or Fresenius Medical Information System (FMiS) systems. Our systems enable users to:

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

  •
  The series 2008k@home, introduced in North America in 2011, a dialysis machine specifically developed for in home use with an intuitively designed user interface and the addition of the wetness detector for increased safety. The use of our most advanced technology and adaptability for in-home use makes this machine highly accessible for patients who would like more flexibility and control throughout their dialysis process; and

  •
  In the series 5008 CorDiax, the most efficient therapy mode ONLINE HDF is standard.

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

  •
  greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

  •
  a complete range of permeability or membrane pore size, which permits dialysis at prescribed rates – high flux and low flux, as well as ultra flux for acute dialysis – and allows tailoring of dialysis therapy to individual patients.

        Other Dialysis Products.    We manufacture and distribute arterial, venous, single needle and pediatric bloodlines. We produce both liquid and dry dialysate concentrates. Liquid dialysate concentrate is mixed with purified water by the hemodialysis machine to produce dialysis solution, which removes the toxins and excess water from the patient's blood during dialysis. Dry concentrate, developed more recently, is less labor-intensive to use, requires less storage space and may be less prone to bacterial growth than liquid solutions. We also produce dialysis solutions in bags, including solutions for priming and rinsing hemodialysis bloodlines, as well as connection systems for central concentrate supplies and devices for mixing dialysis solutions and supplying them to hemodialysis machines. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles, hemodialysis catheters, and products for acute renal treatment.

Peritoneal Dialysis Products

        We offer a full line of peritoneal dialysis systems and solutions which include both continuous ambulatory peritoneal dialysis ("CAPD") and continuous cycling peritoneal dialysis ("CCPD") also called automated peritoneal dialysis ("APD").

        CAPD Therapy:    We manufacture both systems and solutions for CAPD therapy. Our product range has a number of advantages for patients including:

  •
  Fewer possibilities for touch contamination.  Our unique PIN and DISC technology was designed to reduce the number of steps in the fluid exchange process, which decreases the risk of infection, particularly in the disconnection step in which the patient connector is closed automatically without any direct touch intervention.

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

        Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. Our APD equipment product line includes:

  •
  sleep    •    safe:  The sleep    •    safe machine has been used since 1999. It has automated connection technology thus further reducing the risk of touch contamination. Another key safety feature is a barcode recognition system for the various types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of infants. The sleep    •    safe machine allows for innovative

    and simple ways of individualizing APD prescriptions to achieve better treatment results, including personalized adapted APD therapy.

  •
  North American cycler portfolio:  This includes: (a) the Liberty® cycler introduced in 2008 incorporating many new operational and safety features with an innovative piston driven pumping cassette design, and user interface enhancements such as a color touch screen which guides the patient through the setup and treatment, (b) the Freedom® cyclers for low volume applications and acute markets, and (c) the Newton IQ® Cycler, which offers gentle gravity fills and drains as well as the option of pumping waste dialysate directly into the receptacle. The IQdrive® USB stick can provide actual treatment details and results to the physician for compliance monitoring and, when used with our North American PD cyclers, can upload the patient's prescription into the machine.

  •
  Patient Management Software:  We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystem®, Pack-PD® and FITTness™. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized. These different approaches aim to support physicians and nurses in better formulating treatments for a patient's individual needs; improving a patient's quality of life while safely extending their time on PD.

Renal Pharmaceuticals

        We registered Osvaren®, a phosphate binder with a reduced calcium component, within Europe in 2006. Osvaren® supports cardiovascular health through excellent phosphate binding with a reduced calcium component as well as supplementation with magnesium. We are in the process of developing a new flavored granulate formulation of Osvaren® which is expected to further increase patient acceptance. Osvaren® granulate is expected to be registered in Europe and other international markets in 2016. In international markets we are in the process of registering other patent free compounds used frequently in dialysis patients for use in our own clinics and for third party sales.

        Excess phosphates, which are ordinarily removed by healthy kidneys, can cause bone and heart problems. Phosphate binders reduce phosphate absorption. We acquired the rights to PhosLo®, a phosphate binder, in November 2006. We have received approval of PhosLo® in selected European countries. In October 2008, a competitor's generic phosphate binder that competes with PhosLo® was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched a competing authorized generic version of the PhosLo® existing gelcap formulation in the U.S. Since FDA approval in April 2011 of our drug application for Phoslyra®, the liquid formulation of PhosLo®, we have been selling and will continue to sell Phoslyra® in the U.S. market.

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

        In December 2010, we announced the expansion of our agreements with Galenica by forming a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma, ("VFMCRP"), with the intention to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. FMC-AG & Co. KGaA owns 45% of the company which is headquartered in Switzerland. Galenica contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). Commercialization of both of these products outside the renal field will remain fully the responsibility of Galenica and its existing key affiliates or partners. Galenica also contributed to the new company exclusive worldwide rights for PA21 (excluding Japan, where PA21 will be developed through another partner), a novel iron-based phosphate binder. In July 2012, Galenica announced that PA21 had achieved its primary and secondary endpoint in its phase III trial and that regulatory submissions in the U.S., EU and Switzerland would move forward. On November 27, 2013 FMC and Galencia were notified by the FDA that Velphoro® (PA21) had received U.S. FDA approval for the treatment of hyperphosphatemia in CKD dialysis patients. FMC will market the product on behalf of VFMCRP and plans to launch Velphoro® in the first quarter of 2014. The initial product for the U.S. market will be supplied by an FDA approved, Vifor manufacturing facility while FMC works with a U.S. based contract manufacturer to move the manufacturing to the U.S. in late 2014 or early 2015. The expansion of our agreement in December 2010 allowed Galenica and the Company to work together in the development and commercialization of renal pharmaceuticals for CKD stages III to V in the U.S. and to continue their collaboration in CKD stage V in selected other countries. European antitrust authorities granted approval in October 2011, which allowed VFMCRP to proceed with the targeted expansion of its global operations on November 1, 2011. This approval brought to fruition an agreement that superseded an earlier agreement for certain countries in Europe and the Middle East. Furthermore, in 2012, FUSA renegotiated and further amended the contract originally signed in 2008 with Luitpold Pharmaceuticals, Inc. The original term length of the agreement remained the same.

        In September 2011, we closed an agreement with the Japanese company Toray for co-development in Europe of the compound TRK820 for chronic itch (uremic pruritus). Registration of this drug, which bears an orphan disease indication, is currently pending.

        We estimate that the worldwide market for dialysis drugs used to treat ESRD and CKD (currently vitamin D, iron, potassium binders and phosphate binders) in 2013 was more than $3.0 billion, remaining constant in comparison to the prior year. As part of our integration of new business areas strategy, we intend to continue to integrate the use of dialysis drugs with our existing product technology, dialysis treatment and vascular access.

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

        In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From these central warehouses, we distribute our dialysis products to regional warehouses. We distribute home hemodialysis and peritoneal dialysis products to the patient at home, and ship hemodialysis products directly to dialysis clinics and other customers. Local sales forces, independent distributors, dealers and sales agents sell all our products.

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

Manufacturing Operations

        We operate state-of-the-art production facilities worldwide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. Our strategically located production and distribution centers help to reduce transport costs. We are using our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing. For example, in St. Wendel we developed in-house an automatic bundling machine for processing polysulfone fibers. The machine automatically carries out all steps required to convert hollow fibers for dialyzer production and to create bundles with a fixed number of fibers – the core of the dialyzer. We integrated the first automatic bundling machine into production in 2008. Currently, we have twelve spinning lines that are equipped with these bundling machines.

        We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Concord, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, The Netherlands, China, Brazil, and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L'Arbresle, France, Vrsac, Serbia and Inukai and Buzen, Japan facilities and at production facilities of our joint ventures in Belarus and Japan. At our Ogden, Utah facilities, we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide, including France, Italy, Great Britain, Spain, Turkey, Serbia, Morocco, Argentina, Brazil, Columbia, Australia, Germany, Canada, Mexico and the U.S. PD products are manufactured in North America, Europe, Latin America, and Asia, with two of our largest plants for production of PD products in Germany and the U.S. In 2013, our worldwide dialyzer production increased 7% as compared to the same period in 2012 and our hemodialysis machines production increased by 3% in 2013 as compared to the same period in 2012. This was mainly driven by additional sales of the series 4008 machines. Additionally, our plant in Reynosa, Mexico is the world's largest (by volume) bloodline manufacturing facility and our facility in Jiangsu, China, which produces bloodlines also is in the pre-production phase of implementing their production line for dialyzers, which began in 2013. In addition, we are pursuing the approval process for manufacture of peritoneal dialysis solutions as well as hemodialysis concentrate in Jiangsu. Our facilities are inspected on a regular basis by national and/or international authorities.

        We have also expanded our dialyzer production capacities in the U.S. (Ogden, Utah), from 37 million to 48 million with an assembly line that went into production in 2012. Additionally, operations began in 2012 for several new production lines and a high-bay storage area. We are also expanding our operations for the production of FX-class premium dialyzers in France and China. The new production lines for FX dialyzers commenced in 2013, mainly in France. The production lines will provide an additional capacity of 18 million dialyzers on an annual basis.

        We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. All process parameters e.g., pressure, temperature and time, required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. All production sites follow the Lean Manufacturing approach which in North America and our Schweinfurt plant includes the "Lean Six Sigma" management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of all manufacturing processes to achieve a very low error rate resulting in better quality production while shortening manufacturing time. Our IMS fulfils ISO 9001:2008 requirements for quality control systems in combination with the ISO norm 14001:2009 for environmental control systems. At the same time, our IMS conforms to the requirements for medical devices of ISO norm 13485:2003/AC 2002 and of the Medical Device Directive 93/42/EEC. We have implemented our IMS in all our European production sites. (See also "Regulatory and Legal Matters – Facilities and Operational Regulations" below). All of our production facilities have undergone annual ISO 13485:2003 Quality Systems inspections, maintaining all certifications, with no major non-conformances to the standard being noted.

Environmental Management

        We have integrated environmental protection targets into our operations worldwide. To reach these goals, our IMS has been in use at our production facilities as well as at a number of dialysis clinics. IMS fulfils the requirements of quality management systems as well as environmental management. Environmental goals are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.

        We continually seek to improve our production processes for environmental compatibility, which frequently generates cost savings. Our environmentally certified production plants, dialysis clinics and research and development in the European region participate in the Corporate Environment Program, the purpose of which is to improve environmental awareness and ecological efficiency, comply with new environmental regulations and expand the number of units certified under the environmental management standard ISO 14001:2004.

        In some of our dialysis facilities, we establish, depending on the particular facility and circumstance, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Improvements are implemented on a site-by-site basis after evaluation of the site's performance.

        In our European clinics, we continue to introduce our environmental management system in dialysis clinics and we continue to monitor and assess the management system performance in clinics where it was previously implemented. Currently, dialysis clinics in 13 countries in our European region are certified according to the environmental management standard ISO 14001:2004. We are also working towards ISO 14001:2004 certification for our first dialysis clinic and manufacturing location in North America. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data in over 600 clinics. This software is intended to reduce environmental management working time while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

        In our North America Segment dialysis clinics, we implemented recycling programs for corrugated materials and hemodialysis machines. Use of heat exchangers enables us to obtain residual heat from water used for industrial purposes, which we use to heat fresh water for dialysis treatment. Our clinics in the North America Segment commenced a reusable sharp containers program in 2009, for which there are currently 137 clinics participating. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste.

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

        We focus on further optimizing procurement logistics and reducing purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We are continuously intensifying, where appropriate, our use of internet-based procurement tools by purchasing raw materials through special on-line auctions. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency. Additionally we have an automated replenishment control in our national warehouses that allows the warehouses to be refilled when their inventory reaches a preset defined minimum level and allows us to continue to improve our operational efficiency.

Patents and Licenses

        As the owner of patents or licensee under patents throughout the world, we currently hold rights in 5,556 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our generation of DiaSafeplus® filters and FX® dialyzers which are the subject of patents and pending patent applications.

        The patents protecting the connector-container system for our biBag bicarbonate concentrate powder container for the 4008 dialysis equipment series expired in 2013; while we expect there to be an impact, we believe the price pressure will be mitigated by our strategic advantages in manufacturing and distribution. The 5008 biBag connector, a substantial part of the connector container system, is covered by further patents and pending patent applications with expiry dates beyond 2020.

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

        In 2011 we acquired Hema Metrics LLC's assets related to noninvasive optical measurement of absolute blood parameters (the CRIT-LINE system). We filed several new patent applications for improved blood chambers and related software developed since the acquisition.

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

        We believe that our success will continue to depend significantly on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a material number of products for which patent protection has lapsed or where only particular features are patented. We believe that even after the expiration of some of our patents, our proprietary know how for the manufacturing of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgraded products will continue to provide us with a competitive advantage. From time to time our patents may be infringed by third parties and in such case we will assert our rights. Initially registered patents may also be subject to invalidation or infringement claims made by competitors in formal proceedings (oppositions, trials, re-examinations, etc.) either in part or in whole. For information regarding patent-related legal proceedings, see Note 20, "Commitments and Contingencies – Legal and Regulatory Matters – Commercial Litigation" in our Consolidated Financial Statements. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property.

Trademarks

        Our principal trademarks are the name "Fresenius" and the "F" logo, for which we hold a perpetual, royalty-free license from Fresenius SE, our major shareholder and the sole shareholder of our general partner. See Item 7.B, "Related Party Transactions – Trademarks."

Competition

        Our competitors in the sale of hemodialysis and peritoneal dialysis products include Baxter International Inc. (which acquired the hemodialysis product business of Gambro AB in 2013), Asahi Kasei Medical Co. Ltd., Bellco S.r.l., B. Braun Melsungen AG, Nipro Corporation, Nikkiso Co., Ltd., NxStage Medical, Inc., Terumo Corporation, Kawasumi Laboratories Inc., Fuso Pharmaceuticals Industries Ltd., and Toray Industries, Inc.

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

        Risk management is part of our integrated management system. The main objective is to identify potential risks as early as possible to assess their impact on business activities, where necessary, to take appropriate countermeasures. Opportunities are not covered by the implemented risk management system. The two pillars of our risk management are the corporate controlling function, which is used for the identification and steering of short-term risks, and the internal risk monitoring system, which is typically used for the identification and steering of mid- to long-term risks. In the monitoring system, regional risk managers are responsible for identifying, assessing, and managing potential as well as existing industry- and market-related risks in their region and reporting them to the regional chief financial officers. Twice a year, the regional chief financial officers send their aggregated risk management reports to the central risk management coordinator who consolidates the reports and presents them to the Management Board. The main focus lies with material risks that have a total negative impact of €25 million or more in relation to operating income. The risk management reports contain further information on potential risks. Our Management Board is informed directly and immediately of any newly identified significant risks. The effectiveness of the risk management system is monitored by the Audit and Corporate Governance Committee of the Supervisory Board.

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

        Part of our risk management system is the Global Internal Audit department. The Global Internal Audit department is regularly informed about the results of the risk management system.This department audits a selected number of departments and subsidiaries worldwide each year. The department works according to the internationally accepted standards of the Institute of Internal Auditors. The scope of internal auditing is widespread and involves, among others, the effectiveness of controls over business processes, the reliability of financial reporting and compliance with accounting regulations and internal policies. The Company's locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed by the Management Board and approved by the Audit and Corporate Governance Committee of the Supervisory Board. It comprises financial audits of individual balance sheet positions, as well as full audits of all business processes of subsidiaries or business units. All audit reports are presented to the Management Board.

        The Global Internal Audit department is also responsible for monitoring the implementation of measures documented in the reports. The Management Board is informed about the implementation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. In 2013, a total of 39 audits were carried out. These included full-scope audits-reviews of all business processes at the selected Company's sites.

        As a company required to file reports under the Exchange Act, we are subject to the provisions of the Sarbanes-Oxley Act of 2002 and related listing rules of the New York Stock Exchange applicable to foreign private issuers. For further information on this requirement, see Items 15.A. and 15.B, "Disclosure Controls and Procedures" and "Management's annual report on internal control over financial reporting."

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

        Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

  •
  failure to receive required licenses, certifications, clearances or other approvals for new facilities or products or significant delays in such receipt;

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

        We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the "Anti-Kickback Statute", the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the "Stark Law", the U.S. Civil Monetary Penalties Law, including the prohibition on inducements to patients to select a particular healthcare provider, U.S. federal rules protecting the privacy and security of patient medical information, as promulgated under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and, as amended by the Health Information Technology for Economic and Clinical Health ("HITECH") Act (enacted as part of the American Recovery and Reinvestment Act of 2009), and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. The Patient Protection and Affordable Care Act (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") enacted in the U.S. in 2010 and other recent laws expanded the reach of many of these laws and expanded federal enforcement authority. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the healthcare industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to healthcare laws that may create further restrictions.

        We maintain a comprehensive worldwide compliance program under the overall supervision of our general counsel and chief compliance officer, who is a member of the General Partner's Management Board. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. Nevertheless, we operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded healthcare program, or engage in impermissible conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Law or the False Claims Act, among other laws. See Note 20, "Legal and Regulatory Matters – Other Litigation and Potential Exposures" of the Notes to our audited consolidated financial statements.

Product Regulation

U.S.

        In the U.S. numerous regulatory bodies, including the Food and Drug Administration ("FDA") and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical devices and drug products under their jurisdiction.

        Pharmaceuticals.    Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended ("FDCA") and FDA's implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and Velphoro (sucroferric oxyhydroxide). Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, and comply with regulatory requirements governing product approvals, drug manufacturing, labelling promotion, distribution, post market safety reporting and recordkeeping. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices ("cGMP"). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from promoting our pharmaceutical products in a false or misleading manner or for unapproved indications and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices.

        Medical Devices.    Our subsidiaries engaged in the manufacture of medical devices are required to register with the FDA as device manufacturers and submit listing information for devices in commercial distribution. As a manufacturer of medical devices, we are subject to requirements governing premarket approval and clearance, labelling and promotion, medical device adverse event reporting, manufacturing practices, reporting of corrections and removals, and recordkeeping, and we are subject to periodic inspection by the FDA for compliance with these requirements. With respect to manufacturing, we are subject to FDA's Quality System Regulation (21 C.F.R. Part 820), which requires us to manufacture products in accordance with cGMP, including standards governing product design. The medical device reporting regulations require that our products division report to the FDA whenever we receive or become aware of information that reasonably suggests that a device may have caused or contributed to a death or serious injury, or that a device has malfunctioned and a device or similar device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. In addition, the FDA prohibits our products division from promoting our manufactured products for unapproved or uncleared indications or in an otherwise false or misleading manner.

        In order to clinically test, produce and market certain medical products and other disposables (including hemodialysis and peritoneal dialysis equipment, dialyzers, bloodlines and other disposables) for human use, we must also satisfy mandatory procedures and safety and efficacy requirements established by the FDA or comparable foreign governmental agencies. In the U.S., unless 510(k)-exempt, medical devices generally require approval of a Premarket Approval Application ("PMA") or clearance of a Section 510(k) Premarket Notification ("510(k)") prior to commercial marketing. After approval or clearance to market is given, the FDA, upon the occurrence of certain events, has the authority to withdraw the approval or clearance or require changes to a device, its manufacturing process, or its labelling or may require additional proof that regulatory requirements have been met. Such rules generally require that products be approved or cleared by the FDA as safe and effective for their intended use prior to being marketed.

        PMA approval is based on a determination by FDA that the PMA contains sufficient valid scientific evidence to assure that the device is safe and effective for its intended use(s). Many medical devices do not require PMA approval by the FDA, but rather require 510(k) premarket clearance. For these devices, which are usually deemed to pose a moderate risk to patients, in order to obtain marketing clearance, the applicant must demonstrate that the device is as safe and effective or "substantially equivalent" to a legally marketed "predicate" device. Moreover, FDA regulations also require prior approval or clearance for certain modifications to a legally marketed device. In recent years, concerns have been raised that the 510(k) process cannot adequately ensure that medical devices cleared for marketing are safe and effective. At the same time, others have raised concerns that the 510(k) process and the FDA's device premarket review programs generally, are inefficient and unpredictable, and are stifling innovation. Since 2010, the FDA has been evaluating and making improvements to its device premarket review programs, in particular the 510(k) clearance process. The stated goal of these improvements is to achieve regulation that promotes both safety/effectiveness and innovation. Substantially, all of the dialysis products that we manufacture or distribute in the U.S., other than peritoneal dialysis solutions and renal pharmaceuticals, are marketed on the basis of 510(k) clearances. At the present time, regulatory and legislative changes to the 510(k) clearance process continue to be proposed, and we cannot predict whether or to what extent the 510(k) process will be significantly modified or what the effects, if any, of a modified review process for medical devices would be on our dialysis products business.

        If the FDA believes that a company is not in compliance with applicable laws and regulations, it can pursue various regulatory and enforcement actions, including, for example, issuing a warning letter mandating a recall, initiating seizure, or seeking injunction or consent decree. On September 15, 2010, the FDA issued a warning letter to us citing several cGMP deficiencies, in response to which we have been taking corrective action and are subject to re-inspections by the FDA. In any re-inspection the FDA is not limited to reviewing only the processes and procedures that triggered the re-inspection. We are engaged in ongoing remediation efforts and continued dialogue with the FDA regarding remediation.

        On April 6, 2011 the FDA issued to us a warning letter alleging that we marketed certain blood tubing sets without required premarket 510(k) clearance, in response to which we ceased marketing and distributing those blood tubing sets that were the subject of a January 2011 recall. We received 510(k) clearance of the blood tubing set product from the FDA on June 15, 2012 and subsequently recommenced marketing and distribution of these products. In addition, we have completed a comprehensive review of our 510(k) filings and submitted our findings to the FDA, and we continue to work with the FDA regarding effective submission strategies for certain product lines.

        On March 29, 2012, we issued an urgent product notification regarding our NaturaLyte® Liquid and Granuflo® powder product lines. The notification cautioned clinicians that inappropriate prescription of these dialysate products can lead to a high serum bicarbonate level in patients undergoing hemodialysis, which may cause serious adverse health consequences, including death. The FDA classified our voluntary corrective action as a Class I recall, which is the most serious type of recall and involves situations in which there is a reasonable probability that use of these products will cause serious adverse health consequences or death. Wrongful death and personal injury proceedings have been brought alleging various legal theories relating to these products, including that inadequate labelling and warnings caused harm to patients. See Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Commercial Litigation" included in this report.

        On March 6, 2013, the FDA issued a warning letter following a two week inspection of the Ogden, Utah facility. The warning letter alleges two violations of current Good Manufacturing Practice (cGMP) requirements. First, the FDA asserts Fresenius Medical Care North America ("FMCNA") did not conduct adequate design verification studies related to electron beam (E-Beam) sterilized polysulfone dialyzers. Second, the FDA alleges the corresponding design validation of these dialyzers is incomplete. FMCNA has responded to these allegations and is actively working with the FDA to resolve any issues.

        We cannot assure that all necessary regulatory clearances or approvals, including those for new products or product improvements, will be granted on a timely basis, if at all. Delays in or failure to receive clearance or approval, delays in or failures to carry out product recalls or corrective actions under warning letters or other regulatory enforcement actions may materially adversely affect operating results.

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

        The provisions of the AMG and a statutory order, Arzneimittel- und Wirkstoffherstellungs-verordnung, also contain special requirements for the manufacture of medicinal products. The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-good manufacturing practice ("EU-GMP") as well as the terms of the particular marketing authorization. A manufacturer of medicinal products must, inter alia, employ pharmacists, chemists, biologists, or physicians responsible for the quality, safety and efficacy of the medicinal products. The manufacturer must name several responsible persons: a Qualified Person (QP) for the release of the medicinal product into the market possessing the expert knowledge specified by the AMG, a head of production, a head of quality control, and, if the manufacturer markets the medicinal products itself, a commissioner for the so-called graduated plan (Stufenplanbeauftragter for Germany, a Qualified Person for Pharmacovigilance (QPP) for the European Union) and an information officer. It is the responsibility of the QP to ensure that each batch of the medicinal products is produced and examined in compliance with the statutory provisions of the AMG. The QPP must, among other things, collect and assess any reported risks associated with the medicinal products and coordinate any necessary measures according to German Drug Law. The QPP, residing within the European Economic Area, is responsible for pharmacovigilance and the establishment of a system for handling of all suspected adverse reactions that need to be reported. The information officer is in charge of the scientific information relating to the medicinal products. All these persons may be held personally liable under German criminal law for any breach of the AMG.

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

        Medical Devices.    In the past, medical devices were subject to less stringent regulation than medicinal products in some countries. In the last decade, however, statutory requirements have been increased. In the EU, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area ("EEA"), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices ("AIMDs"), as last amended ("AIMD Directive"), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended ("MD Directive"), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended ("IVD Directive"). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. The MD Directive, has been amended, 2007/47/EC, with the intention to achieve improvements, including in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. In the future, the industry will face increasing requirements for medical devices. In September 2012, the first draft of a new regulation on medical devices was published by the European Commission. In October 2013, this draft, supplemented by additional amendments, was voted on by the European Parliament and subsequently published. It provided for further tightening of regulations for the manufacture of medical devices, as it applies to both manufacturers and accredited organizations within the EU ("Notified Bodies") for assessing product standards. The final regulation is expected to replace the MD Directive by approximately 2015.

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

        The conformity assessment procedures for Class I devices with a low degree of invasiveness in the human body (e.g. devices without a measuring function that are not subject to any sterilization requirements), can be made under the sole responsibility of the manufacturer by submitting an EC declaration of conformity (a self-certification or self-declaration). For Class IIa devices, the participation of a Notified Body is mandatory for the production phase. Devices of classes IIb and III involving a high risk potential are subject to inspection by the Notified Body not only in relation to their manufacture (as for class IIa devices), but also in relation to their specifications and design. Class III is reserved for the most critical devices the marketing of which is subject to an explicit prior authorization with regard to their conformity. In risk categories IIa, IIb and III, the manufacturer can make use of several different conformity assessment modules.

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

        Sales of Dialysis Products to Iran.    The Company is committed to compliance with applicable export control and economic sanctions laws and regulations and has in place comprehensive policies and procedures in this regard. The Company has allocated significant resources to design, implement and maintain a robust compliance program specific to the Company's U.S. and non-U.S. activities. At the same time, the Company's dedication to providing its life-saving dialysis products to patients and sufferers of end-stage renal disease extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, the Company's product sales to Iran from Germany are not subject to the EU's restrictive measures against Iran established by EU Council Regulations No. 267/2012 of March 23, 2012 as last amended by the EU Council Regulation No. 42/2014 of January 20,2014, as the Company's products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because the Company's sales to Iran were made solely by its German subsidiaries and do not involve products of U.S. origin or incorporating U.S. content, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 ("ITSR"), and are not eligible for licenses from the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because the Company does not have a U.S. parent company and is not in any other way owned or controlled by a United States person, and the Company's affiliates involved in Iran-related transactions are not owned or controlled by a United States person. That the Company has a U.S. subsidiary does not cause the ITSR to apply to the Company's Iran-related transactions (because the sales by the Company's non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC's public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

        During the year ended December 31, 2013, the Company sold approximately $11.2 million of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately $7.1 million in operating income. During 2013, we also paid approximately $25 thousand in transportation costs for which were mostly reimbursed by the distributors. All such sales were made by the Company's German subsidiaries. Based on information available to the Company, the Company believes that most if not all products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the "Government of Iran" as defined in ITSR § 560.304. In addition, during 2013, the Company received payments totalling €4.8 million for dialysis machines, spare parts and related disposable supplies sold to Iranian customers in 2010. The approval and notification procedures with the German Federal Central Bank (Deutsche Bundesbank) for receiving the payments under European Union sanctions law are conducted by the Company's German banks in close coordination with the Company. The Company's 2013 sales to Iran represent 0.10% of its total revenues. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of its products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

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

        An Environmental Management System ("EMS") based on ISO 14001:2004 has been established in our main European production plants and in a high number of dialysis clinics in the European region. Compliance with environmental laws and regulations is a core objective of our EMS. Internal and external audits are organized and performed to verify compliance with the EMS requirements and applicable environmental laws and regulations.

Facilities and Operational Regulation

U.S.

        Federal, state and local regulations (implemented by CMS, FDA, the Occupational Health and Safety Administration ("OSHA"), the Drug Enforcement Administration, and state departments or boards of public health, public welfare, medicine, nursing, pharmacy, and medical assistance, among others) require us to meet various standards relating to, among other things, the management, licensing, safety, security and operation of facilities (including, e.g., laboratories, pharmacies, and clinics), personnel qualifications and licensing, the maintenance of proper records, equipment, and quality assurance programs, and the dispensing, storage, and administration of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal, state and local agencies to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare/Medicaid reimbursement, our dialysis clinics, vascular access centers, renal diagnostic support business and laboratories must be certified by CMS. While all of our entities that furnish Medicare or Medicaid services maintain and renew the required certifications, it is possible that any such entity could lose or be delayed in renewing a certification, which could have a material adverse effect on our business, financial condition, and results of operations.

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

        OSHA regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections against blood-borne and air-borne pathogens. These regulatory requirements apply to all healthcare facilities, including dialysis clinics, vascular access centers and laboratories, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne pathogens training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other OSHA-mandated programs for blood-borne and air-borne pathogens.

        Some states in which we operate have certificate of need ("CON") laws that require any person or entity seeking to establish a new healthcare service or to expand an existing service to apply for and receive an administrative determination that the service is needed. Several states in which we operate, as well as the District of Columbia and Puerto Rico have CON laws applicable to dialysis clinics and vascular access centers. These requirements could, as a result of a state's internal determination of its dialysis service needs, prevent entry to new companies seeking to provide services in these states, and could constrain our ability to expand our operations in these states.

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

Reimbursement

        As a global company delivering dialysis care and dialysis products, we are represented in more than 120 countries worldwide. Consequently, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers and payors in very different economic environments and healthcare systems.

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

U.S.

        Dialysis Services.    Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESRD patients. In addition, some of the Company's clinics offer services for the provision of peritoneal dialysis and hemodialysis treatment at home, and dialysis for hospitalized patients.

        The Medicare and Medicaid programs are the largest single source of dialysis services revenues from dialysis treatment. Approximately 53% of North America Segment dialysis services revenues for 2013 (amounting to 32% of our worldwide revenue) were for services rendered patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS.

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

        Vascular Care.    Dialysis requires access to the bloodstream, which is accomplished by catheters, grafts, or arteriovenious fistulas. Fresenius Vascular Care, Inc. ("FVC") owns and/or manages a number of vascular access centers located in the U.S., which provide interventional services for the maintenance of ESRD patients' vascular access. Maintaining the patency of a patient's vascular access is an ongoing challenge and may occasionally require arthroplasty or other interventional services. In addition, the vascular access centers provide services to address peripheral artery disease, which is common in dialysis patients. For Medicare patients, who comprise the largest patient group served by FVC, these services are paid under Medicare's physician fee schedule. CMS, usually acting in response to recommendations from the American Medical Association's Relative Value Scale Update Committee, may revise the relative value units (a measure of the cost, complexity and risk of providing a specific healthcare service) and hence the payment rates of services paid under this fee schedule. In addition, all payment amounts under this fee schedule are subject to updates determined in part by the Medicare program sustainable growth rate ("SGR") provision. The SGR seeks to limit annual increases in Medicare program costs to no more than the annual increase in the nation's gross domestic product.

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

        Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our covered outpatient drugs that are separately reimbursed by those programs. The ACA increased the minimum federal Medicare rebate percentages, effective January 1, 2010. Rebate calculations are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current AMP and BP for our pharmaceutical products. The VHCA imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than the FCP, which is determined by applying a statutory discount to the non-FAMP charged to non-federal customers. Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the drug's ASP, additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program. Since Venofer® is a Part B drug (i.e., one ordinarily administered incident to a physician service), we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our NDC, and reporting it to CMS. We are subject to specific ASP reporting obligations with respect to our Venofer® sales under a consent order issued by the Federal Trade Commission in October 2008 in connection with establishment of our licensing and distribution arrangements with Galenica and Luitpold (File No. 081-0146) described under "Business Overview – Dialysis Products – Renal Pharmaceuticals." The Medicare ESRD PPS system incorporated payment for Venofer® at most dialysis facilities starting January 1, 2011. Because a small fraction of dialysis facilities elected a four-year transition to the new system, Medicare paid separately for a gradually diminishing proportion of the use of the drug in these facilities until December 31, 2013.

        Government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company's revenues, profitability and financial condition.

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

        Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100% of the Medicare clinical laboratory fee schedule amounts, which vary across different geographic areas but which cannot exceed national ceilings on payment rates, called national limitation amounts ("NLAs"). Medicare updates the payment rates to reflect inflation by the change in consumer price index, subject to certain reductions. The ACA imposed a 1.75 percentage point reduction from the rate of change in the consumer price index for calendar years 2011 to 2015 together with a "productivity adjustment," expected to be slightly above 1 percentage point, applicable (with some restrictions) for years starting with 2011. In addition, the Middle Class Tax Relief and Job Creation Act of 2012 rebased payment amounts under the clinical laboratory fee schedule, reducing them by two percent effective January 1, 2013, and the sequester resulting from the Budget Control Act of 2011 produced an additional cut of two percent effective April 1, 2013.

        Erythropoietin stimulating agents.    ESAs, including Epogen®, and Aranesp® are used for anemia management of patients with renal disease. ESAs are included in the bundled payment under the ESRD PPS.

        The amount of ESA that is appropriate for a patient varies by several factors, including the severity of the patient's anemia and the patient's clinical response to the ESA. Anemia severity is commonly monitored by measuring a patient's hematocrit, an indicator of the proportion of red blood cells in a patient's whole blood, or by evaluating a patient's hemoglobin level. Until recently, product labels for ESAs recommended dosing to achieve and maintain hemoglobin levels within the range of 10 to 12 grams/deciliter (g/dl) in patients with ESRD. In 2011 the FDA recommended more conservative dosing guidelines for ESAs, including EPO, when used to achieve a normal or nearly normal hemoglobin level in ESRD patients, due to the increased risks of cardiovascular events such as stroke, thrombosis and death. The recommendation is to initiate ESA treatment when the patient's hemoglobin level is less than 10 g/dcl and reduce or interrupt the dose of ESA if the patient's hemoglobin level approaches or exceeds 11 g/dcl. The recommendation, which was added to the "black-box" warning on ESA packages and the package insert, states that for each patient, therapy should be individualized, using the lowest ESA dose possible to reduce the need for red blood cell transfusions.

        Any of the following changes relating to ESAs could adversely affect our business, and results of operations, possibly materially:

  •
  an interruption in the supply of ESAs;

  •
  material increases in utilization or the cost of ESAs without offsetting increases in the ESRD PPS reimbursement rate; or

  •
  reduction by the manufacturer of ESAs of the amount of overfill in the ESA vials.

        Medicare's ESRD Prospective Payment System.    With the enactment of the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form, including PhosLo®, are expected to be reimbursed under the ESRD PPS starting in January 2016 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

        The ESRD PPS payment amounts are subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment. On November 22, 2013, CMS issued the final rule regarding the 2014 ESRD PPS rate pursuant to which the base rate was reduced from $240.36 to $239.02 for 2014. This change reflects (a) an increase in the ESRD bundled market basket of 3.2%, reduced by an estimated multifactor productivity adjustment of 0.4%; (b) the application of a wage index budget neutrality factor and a home dialysis training add-on budget neutrality factor; and (c) the application of a portion ($8.16) of an overall reduction in reimbursement under the ESRD PPS mandated by the American Taxpayer Relief Act of 2012 ("American Taxpayer Relief" or "ATRA") to account for a decrease in the historical utilization of certain ESRD-related drugs and biologicals from 2007 to 2012.See "– Budget Control Act and American Taxpayer Relief Act" below.

        In addition, payments to Medicare providers, including dialysis facilities and vascular access centers, are subject to automatic across-the-board spending cuts, or sequestration, for years 2013 to 2023, pursuant to the Budget Control Act of 2011, as amended by the Bipartisan Budget Act of 2013, unless Congress changes the law. For Medicare, sequestration is limited to two percent of Medicare's payments, except in FY 2023 when the cap will be raised to 2.9 percent for the first half of the year and lowered to 1.11 percent for the second half of the year.

        The ESRD PPS's quality incentive program ("QIP"), initially focusing on anemia management and dialysis adequacy, began affecting payments for dialysis services in 2012. Dialysis facilities that fail to achieve the established quality standards have payments for a particular year reduced by up to 2 percent, based on a year's performance. In the November 2011 final rule, CMS established the quality measures for payment year 2013, which focus on anemia management and dialysis adequacy. For the 2014 payment year, CMS has adopted four additional measures to determine whether dialysis patients are receiving high quality care. The new measures include (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels. The 2014 QIP payment adjustment will be based on performance in 2012. For payment year 2015, CMS has continued all of the 2014 QIP measures except URR dialysis adequacy, expanded the scope of infection reporting and mineral metabolism reporting, and added four new measures. Payment year 2015 measures consist of three new clinical measures (hemodialysis adequacy (adult patients), hemodialysis adequacy (pediatric patients) and peritoneal dialysis adequacy), and one new reporting measure (anemia management reporting). For payment year 2016, CMS has continued all of the 2015 QIP measures and added two new clinical measures (proportion of patients with hypercalcemia and dialysis-related infections reported to the Center for Disease Control and Prevention's National Health Safety Network by ESRD facilities treatment patients on an in-center basis).

        The ESRD PPS resulted in a lower Medicare reimbursement rate on average as a result of the above measures by CMS, at nearly all of our U.S. dialysis facilities that elected to be fully subject to the ESRD PPS starting on January 1, 2011. We mitigated the impact of the ESRD PPS with two broad measures. First, we worked with medical directors and treating physicians to make clinical protocol changes used in treating patients consistent with the QIP and good clinical practices, and we negotiated pharmaceutical acquisition cost savings. In addition, we have achieved greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics. For information regarding the impact of ESRD PPS and the above implementation plan on our business, see the discussion of our North America Segment in Item 5, "Operating and Financial Review and Prospects – Financial Condition and Results of Operations."

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

        On February 4, 2013, CMS announced plans to test a new Comprehensive ESRD Care Model and issued a solicitation for applications. CMS initially proposed to work with up to 15 healthcare provider groups comprised of dialysis clinics and nephrologists, also known as ESRD Seamless Care Organizations ("ESCOs"), to test a new system of payment and care delivery that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. In August 2013, we submitted an application to participate in the program as an ESCO. Following submission of our application, CMS announced that it would suspend review of all applications and reopen its request for application in the winter of 2014 to solicit additional participation and respond to stakeholder feedback. At such time, we will review CMS' revisions and determine whether to apply to the revised program.

        Effective February 15, 2011, the Department of Veterans Affairs ("VA") adopted payment rules which reduced its payment rates for non-contracted dialysis services to coincide with those of the Medicare program. As a result of the enactment of these new rules, we have experienced variability in our aggregated VA reimbursement rates for contracted and non-contracted services. In addition, we may also experience reductions in the volume of VA patients treated in our facilities.

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

        Budget Control Act and American Taxpayer Relief Act.    On August 2, 2011, the U.S. Budget Control Act of 2011 ("Budget Control Act") was enacted, raising the U.S.'s debt ceiling and putting into effect a series of actions for deficit reduction. Automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all Federal government programs, were scheduled to go into effect on January 2, 2013. Pursuant to the American Taxpayer Relief Act, which was enacted on January 3, 2013, these reductions went into effect on March 1, 2013. These reductions would be limited to one adjustment of no more than two percent through 2021. Reductions to Medicare payments under Budget Control Act's cuts are independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS. In addition to delaying the Budget Control Act's automatic spending reductions for several months, the American Taxpayer Relief Act also directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. On November 22, 2013, CMS issued the final rule regarding the 2014 ESRD PPS rate. The base rate per treatment was reduced from $240.36 to $239.02 for 2014. This change reflects (a) an increase in the ESRD bundled market basket of 3.2%, reduced by an estimated multifactor productivity adjustment of 0.4%; (b) the application of a wage index budget neutrality factor and a home dialysis training add-on budget neutrality factor; and (c) the application of a portion ($8.16) per treatment of a reduction in reimbursement to account for a decrease in the historical utilization of certain ESRD-related drugs and biologicals from 2007 to 2012. As set forth in the November 2013 final rule, CMS will phase in the ATRA reduction, which CMS estimates will total $29.93 per treatment, over three to four years. CMS intends that the portion of the drug utilization adjustment mandated by ATRA that will be applied in 2014 and 2015 will largely offset the net market basket increases in average payments to ESRD facilities, resulting in essentially unchanged reimbursement rates from 2013 to 2015. In 2016, CMS will re-evaluate whether to apply the balance of the drug utilization adjustment mandated by ATRA over the subsequent one or two years.

        Possible future legislation.    In the current legislative environment, increases in government spending may need to be accompanied by corresponding offsets. For example, the Budget Control Act did not address reductions in physician payments mandated by the sustainable growth rate ("SGR"). The Middle Class Tax Relief and Job Creation Act of 2012 delayed implementation of these reductions until December 31, 2012 and the American Taxpayer Relief Act further delayed them until December 31, 2013. A cut of approximately 20.1 percent in physician fees will ensue unless Congress acts, as it has in the past, to prevent it. In order to reduce or eliminate SGR physician payment reductions and not adversely affect deficit reduction, Congress would have to reduce other spending (or raise revenues). In addition, budget and debt ceiling deliberations may result in further reductions in spending. We cannot predict whether other reductions in Medicare or Medicaid spending would be required.

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

        In Asia-Pacific, tax-based funding is available in Australia, New Zealand, Hong Kong, Macau, Malaysia, South Korea, Taiwan and Thailand. Japan and the Philippines run a Bismarck-style system. Singaporeans contribute to a mandatory medical savings plan that can be used to cover hospital costs and may receive a limited amount of tax-based subsidies to cover catastrophic illnesses. China aims for universal coverage by 2020 by enrolling patients in various mixed social insurance and taxation-based schemes. Most other countries provide little or no funding for ESRD patients.

        Remuneration for ESRD treatment widely differs between countries. There are three main types of reimbursement modalities: national budget allocation, reimbursement based on fee-for-service and a flat periodic rate. In some cases, the reimbursement modalities also vary within the same country depending on the type of healthcare provider (public or private). Budget allocation is a reimbursement modality used mainly for public providers in most of the European countries where the funding is based on taxation and in some of the countries where it is based on social security. Fee for service is still the most common reimbursement modality for private providers in all European and Asia-Pacific countries (with exceptions, such as Germany, where reimbursement to private providers is based on a weekly flat rate) and for public providers in countries where the funding system is based on social security payments.

        Treatment components included in the base reimbursement rate may vary from country-to-country or even within countries, depending on the structure and cost allocation principles. In the highly integrated reimbursement models for dialysis, also often referred to as "bundled" reimbursement, (applicable e.g., in Portugal, Ukraine, Taiwan and South Korea) the dialysis reimbursement rate covers all – or almost all – treatment-related components, including the dialysis session, laboratory services and ESAs. Under such reimbursement models, the amount of reimbursement can depend on the fulfilment of specified treatment results and quality control parameters by the dialysis services that are provided. In such systems, the therapeutic goals include, among others, the adequacy of dialysis, targets for haemoglobin levels, bone metabolism status, water quality as well as outcome measures such as mortality rate and hospitalization days. Countries with a relatively low integration of the treatment components in the base reimbursement (such as the Czech Republic, the United Kingdom and Germany) dedicate correspondently diverse additional payments for other services rendered to dialysis patients arising from different budgets (or payment streams), depending on the national healthcare regulations.

        Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. We believe that it is difficult to judge reimbursement based on an average global reimbursement amount because the services and costs for which reimbursement is provided in any such average global amount would likely bear little relation to the actual reimbursement system in any one country. Generally, in European countries with established dialysis programs, reimbursements range from $100 to more than $300 per treatment. In Asia-Pacific, reimbursement rates can be significantly lower. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.

        Healthcare expenditures are consuming an ever-increasing portion of gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, healthcare spending is in the range of 5%-15% of gross domestic product. In many countries, dialysis costs consume a disproportionately high portion of the healthcare budget. In South Korea and Japan, patients contribute co-payments of up to 10 percent of the treatment costs unless they live below the poverty line. Other countries, such as Hong Kong and Thailand, have adopted "Peritoneal Dialysis First" policies to reduce dialysis treatment costs. In times of increasing financial constraints, e.g., the current Eurozone financial crisis, these costs among others may be considered a target for implementation of cost containment measures.

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

        The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the healthcare sector. The Office of the Inspector General of HHS ("OIG"), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements between physicians and service providers that may violate fraud and abuse laws. In its most recent Work Plan for Fiscal Year 2014, the OIG has scheduled an ESRD-related review on: (i) Medicare payments for and utilization of renal dialysis services and related drugs under the ESRD PPS to determine how the acquisition costs for certain drugs have changed in comparison to inflation-adjusted government estimates and (ii) the extent, nature, and outcomes of Medicare's survey and certification process of dialysis facilities and whether the survey process falls short in identifying poorly performing facilities.

        Recent health reform legislation has also enhanced the government's ability to pursue actions against potential violators, by expanding the government's investigative authority, expanding criminal and administrative penalties, by increasing funding for enforcement and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, ACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. ACA also requires providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or all claims associated with the overpayment will become false claims. The ACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim. Also, final regulations promulgating recent "sunshine" legislation were issued in early February 2013, requiring pharmaceutical and medical device manufacturers to record any payments made to physicians and teaching hospitals, requiring information collection to begin August 1, 2013 and reporting of data to CMS by March 31, 2014.

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

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA")

        HIPAA, which was enacted in August 1996, expanded federal fraud and abuse laws by increasing their reach to all federal healthcare programs, establishing new bases for exclusions and mandating minimum exclusion terms, creating an additional statutory exception to the Anti-Kickback Statute for risk-sharing arrangements, requiring the Secretary of HHS to issue advisory opinions, increasing civil money penalties to $10,000 per item or service and assessments to three times the amount claimed, creating a specific healthcare fraud offense and related health fraud crimes, and expanding investigative authority and sanctions applicable to healthcare fraud. HIPAA also prohibits a provider from offering anything of value which the provider knows or should know would be likely to induce a federal healthcare program beneficiary to select or continue with the provider.

        HIPAA includes a healthcare fraud provision prohibiting knowingly and willfully executing a scheme or artifice to defraud any "healthcare benefit program," which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract. Penalties for violating this statute include criminal penalties, exclusion from the Medicare and Medicaid programs, freezing of assets and forfeiture of property traceable to commission of a healthcare fraud.

        Pursuant to HIPAA, HHS has promulgated regulations that (1) establish national standards for certain electronic healthcare transactions, (2) restrict the use and disclosure of certain individually identifiable patient health information, and (3) regulate the security of the electronic systems maintaining such information (the "HIPAA Regulations"). Health insurance payers and healthcare providers like us must comply with the HIPAA Regulations. Violations of the HIPAA Regulations may result in civil monetary penalties and criminal sanctions.

        Many U.S. states also have enacted healthcare privacy and data security breach laws governing patient information, medical records and personal information, including sensitive information such as financial and identity data. The HIPAA privacy regulations ("Privacy Rule") and the HIPAA security regulations ("Security Rule") establish minimum U.S. federal standards for protecting the privacy and security of protected health information ("PHI"). These federal regulations pre-empt conflicting U.S. state laws, but they do not pre-empt U.S. state laws that are more stringent or more protective of individual privacy or the security of personal health information. In such instances, we would need to comply with both the Privacy and Security Rules and U.S. state privacy law. In addition, almost all U.S. states now require notification to affected individuals and state authorities, as well as the media in certain cases, in the event of a breach of the security of personal information (including personal health information in a few states), often with significant financial penalties for noncompliance.

        The Health Information Technology for Economic and Clinical Health Act ("HITECH Act"), enacted as part of the American Recovery and Reinvestment Act of 2009 ("ARRA"), required changes to HIPAA Privacy and Security Rules that, among other things, (i) require HIPAA covered entities to provide patients (as well as HHS and in some cases the media) with notifications in the event of a breach in the security of their unsecured PHI; (ii) reinforce the standard for "minimum necessary" uses and disclosures of PHI by a covered entity; (iii) restrict certain uses of PHI for marketing purposes (by expanding the definition of marketing activities requiring authorization); (iv) prohibit certain sales of PHI; (v) require granting individual requests to restrict disclosures of PHI to insurers in certain circumstances; (vi) apply the Security Rule and certain portions of the Privacy Rule to "business associates" of covered entities; and (vii) enhance an individuals' right to access PHI in electronic form. HHS issued modifications to the HIPAA Regulations, effective March 26, 2013, implementing these changes. The HITECH Act also provides for rules requiring HIPAA covered entities to provide patients with an accounting of disclosures (within the past 3 years) of PHI for purposes of payment, treatment, and healthcare operations. HHS may issue those regulations in the coming year. The HITECH Act also includes measures to strengthen enforcement of HIPAA and increased applicable penalties for HIPAA violations. Penalties are now tiered and range from $100 to $50,000 per violation with an annual cap for the same violation of $25,000 to $1,500,000. The HHS Office for Civil Rights ("OCR") has increased enforcement activities and has recently levied large penalties for violations. In addition, as mandated by the HITECH Act, OCR has been conducting audits to assess compliance by covered entities and their business associates with the HIPAA Privacy and Security Rules and the security breach notification standards.

Civil Monetary Penalties Law

        Individuals or entities who have, among other things, (1) directly submitted, or caused to be submitted, claims which are improper or false; (2) arranged or contracted with an individual or entity that the person knows or should know is excluded from participation in federal healthcare programs; or (3) offered or transferred remuneration to an individual to influence such individual in order to receive healthcare services from a particular healthcare provider; or (4) offered or received kickbacks may also be subject to monetary penalties or exclusion under the Civil Monetary Penalties Law ("CMPL") at the discretion of the OIG. Penalties are generally not more than $10,000 for each item or service. However, under the CMPL, violators of the federal Anti-Kickback Statute provisions may also be subject to additional civil money penalties of $50,000 per violation. Violators are also subject to an assessment of up to three times the amount claimed for each item or service in lieu of damages sustained by the United States or a state agency because of such claim, or damages of up to three times the total amount of remuneration offered, paid, solicited, or received. In addition, any person or entity who violates this section may be excluded from participation in the federal or state healthcare programs.

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

        Provisions of OBRA 1993, known as "Stark II," amended the Stark Law to revise and expand upon various statutory exceptions, expanded the services regulated by the statute to a list of "Designated Health Services," and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995. The additional Designated Health Services, in addition to clinical laboratory services, include: physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of Stark regulations was finalized on January 4, 2001. Most portions of the first phase regulations became effective in 2002. The first phase of the final regulations implementing the Stark Law (the "Phase I regulations") contains an exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances. In addition, the regulations made clear that services reimbursed by Medicare to a dialysis facility under the ESRD composite rate do not implicate the Stark Law. Further, the final Phase I regulations also adopted a definition of durable medical equipment which effectively excludes ESRD equipment and supplies from the category of Designated Health Services. Phase II of the Stark regulations was published on March 26, 2004, and became effective on July 26, 2004. This phase of the regulations finalized all of the compensation exceptions to the Stark Law, including those for "personal services arrangements" and "indirect compensation arrangements." In addition, Phase II revised the exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility to include certain additional drugs. Our dialysis facilities, laboratory testing facilities and certain of our vascular access centers perform and bill for Designated Health Services and those providers' financial arrangements with referring physicians are subject to the Stark Law.

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

        Although the constitutionality of ACA was, in large part, upheld by the U.S. Supreme Court in June 2012, the law has continued to be strongly opposed by many members of Congress. Proposals have been advanced in Congress to repeal ACA in whole or in part, to reduce its scope and scale, to delay it, or to defund it. We cannot predict which Congressional proposals, if any, will be adopted or, if any proposals are adopted, what the effect would be.

        The U.S. Supreme Court decision affirmed the right of individual states to elect to participate or not in ACA's Medicaid expansion. A large number of states are expected to forego the expansion, at least initially. As a result, the decrease in the number of uninsured individuals will be smaller than originally expected. We cannot predict whether additional states will agree to participate in the expansion in future years.

        CMS and the Department of Health and Human Services have not yet finalized all of the rules and regulations implementing the provisions of ACA. As a result, further regulations may be promulgated in the future that could substantially change the Medicare and Medicaid reimbursement systems, or that impose additional eligibility requirements for participation in the federal and state healthcare programs. Moreover, such regulations could alter the current responsibilities of third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) including, without limitation, with respect to cost-sharing obligations. Such new regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

C.    Organizational Structure

        The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2013. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America."

D.    Property, plant and equipment

Property

        The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described under "Item 7.B. Related Party Transactions – Real Property Lease."

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
St. Wendel, Germany	87,122	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets / AV fistula set
Ogden, Utah	74,322	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Schweinfurt, Germany	38,100	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Biebesheim, Germany	33,500	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
Waltham, Massachusetts	27,982	leased	April 2017 with a 10 year and a second 5 year renewal option	North American corporate headquarters
Fukuoka, Japan (Buzen Plant) – Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Canosa Sannita (Chieti), Italy	22,500	owned		Manufacture of PD bags and warehouse
Buenos Aires, Argentina	20,000	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and disinfectants
Palazzo Pignano, Italy	19,990	owned		Manufacture of bloodlines and tubing, office

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Rockleigh, New Jersey	19,974	leased	May 31, 2028	Clinical laboratory testing
Bad Homburg, Germany	18,700	leased	December 2016	Corporate headquarters and administration
L'Arbresle, France	18,001	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches
Concord, California	16,495	leased	October 2028	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
São Paulo, Brazil	15,474	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets
Bad Homburg (OE), Germany	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions / technical services / logistics services
Bad Homburg, Germany	4,556	leased	December 2014	Administration building FMC GmbH Central Europe

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

Item 5.    Operating and Financial Review and Prospects

        You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competition and financial conditions include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of the management of the Company's General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled "Introduction – Forward-Looking Statements." See also Item 3.D., "Key Information – Risk Factors."

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

Recoverability of Goodwill and Intangible Assets

        The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill and other non-amortizable intangible assets such as trade names and management contracts. At December 31, 2013, the carrying amount of goodwill amounted to $11,658 million and non-amortizable intangible assets amounted to $218 million representing in total approximately 51% of our total assets.

        In accordance with current accounting standards, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired. See also Note 1e) in the Notes to Consolidated Financial Statements.

        To comply with the provisions of the accounting standards for impairment testing, the fair value of the reporting unit is compared to the reporting unit's carrying amount. As we are subject to the International Financial Reporting Standards requirements, which utilizes the two-step approach, we do not follow the qualitative assessment within ASC 350-20-35. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The Company's WACC consisted of a basic rate of 6.17% for 2013. This basic rate is then adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions until they are appropriately integrated within each reporting unit.

        If the fair value of the reporting unit is less than its carrying value, a second step would be performed which compares the implied fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.

        A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services and for procuring and selling products could adversely affect our estimated future cash flows. Future adverse changes in a reporting unit's economic environment could affect the country-specific rate and therefore the discount rate. An increase in interest rates could impact the basic rate and accordingly our WACC. These changes could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.

Legal Contingencies

        We are party to litigation and subject to investigations relating to a number of matters as described in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies." The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

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

Accounts Receivable and Allowance for Doubtful Accounts

        Trade accounts receivable are a substantial asset of ours and the allowance for doubtful accounts is based upon a significant estimate made by management. Trade accounts receivable were $3,037 million and $3,019 million at December 31, 2013 and 2012, respectively, net of allowances for doubtful accounts of $413 million and $329 million, respectively.

        We sell dialysis products directly or through distributors in more than 120 countries and we provide dialysis services in approximately 45 countries through clinics we own or manage. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices.

        Receivables are recognized and billed at amounts estimated to be collectable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors with which we have contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at our standard rates for services and, in our North America Segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement. The contractual adjustment and the allowance for doubtful accounts are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented. The collectability of accounts receivable is reviewed locally on a regular basis, generally monthly.

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

        In our International Segment and North America Segment product division, for receivables overdue by more than one year, an additional valuation allowance is recorded based on an individual country risk, since we believe that the length of time to collect does indicate an increased credit risk.

        When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.

        In the Consolidated Statement of Income, expenses from our allowance for doubtful accounts is presented either as a deduction from revenue or as operating expense depending on the source of the receivable. For our dialysis care business, we determine an allowance for patient services provided where all or a portion of the amounts billed or billable cannot be determined to be collectible at the time services are performed, e.g., when we provide treatment to a patient when such treatment is not covered by an insurance program or a reimbursement arrangement regardless of the patient's ability to pay. This allowance is shown as a reduction to our Consolidated Statements of Income line item Dialysis Care. All of our other receivables are evaluated with the changes in the allowance for doubtful accounts recorded as an operating expense.

        Write offs are taken on a claim-by-claim basis when the collection efforts are exhausted. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible. However, we have experienced some collection delays with distributors in a few Asia-Pacific countries. See "B. Liquidity and Capital Resources – Operations," below, for a discussion of days sales outstanding developments in 2013. A significant change in our collection experience, deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

        If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2013 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2013 would have been reduced by approximately 1.5%.

        The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2013 and 2012. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Amounts pending approval from third party payors represented less than 3% at December 31, 2013.

        Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2013
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Government Healthcare Programs	$534	$106	$45	$118	$13	$816	27
U.S. Commercial Payors	239	140	41	36	13	469	16
U.S. Hospitals	87	34	3	3	3	130	4
Self-Pay of U.S. patients	1	4	0	1	1	7	0
Other North America	6	0	0	0	0	6	0
International product customers and dialysis payors	953	266	120	136	134	1,609	53

Total	$1,820	$550	$209	$294	$164	$3,037	100

	At December 31, 2012
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Government Healthcare Programs	$473	$89	$47	$36	$27	$672	22
U.S. Commercial Payors	292	175	42	35	21	565	19
U.S. Hospitals	107	33	4	3	2	149	5
Self-Pay of U.S. patients	1	11	6	2	2	22	1
Other North America	7	2	0	0	0	9	0
International product customers and dialysis payors	901	279	124	113	185	1,602	53

Total	$1,781	$589	$223	$189	$237	$3,019	100

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

Financial Key Performance Indicators used for Internal Management

        The Management Board oversees our Company by setting strategic and operational targets and measuring various financial key performance indicators used for internal management determined in U.S. dollar based on accounting principles generally accepted in the U.S. ("U.S. GAAP"). These key performance indicators do not differ between the operating segments. Each operating segment is evaluated based on target figures that reflect revenue and expenses the operating segments control. See "Financial Condition and Results of Operations- Overview" below for a discussion of exclusion of certain costs from operating segment results.

U.S. GAAP-based measures

Revenue

        For our operating segments, revenue is a financial key performance indicator. The number of treatments performed each year is an indicator of revenue generation. For further information regarding revenue recognition and measurement, refer to Note 1 of the Notes to Consolidated Financial Statements, "The Company and Basis of Presentation – Summary of Significant Accounting Policies – Revenue Recognition and Allowance for Doubtful Accounts". Revenue is also benchmarked based on movement at Constant Exchange Rates. See the "Non-U.S. GAAP Measures" below.

Operating Income

        Operating income is used to measure the profitability of the operating segments and therefore is also a financial key performance indicator.

Operating Income Margin

        Operating income margin, the ratio of operating income to revenue, represents the percentage of profit earned on revenue generated and is another financial key performance indicator for each segment.

Growth in Net Income

        On a consolidated level, the percentage growth in net income (net income attributable to shareholders of FMC-AG & Co. KGaA), which compares current period to prior period net income, is an additional financial key performance indicators used for internal management of the Company.

Growth in Basic Earnings per Share

        Percentage growth in basic earnings per shares is a financial key performance indicator to evaluate our profitability. This indicator helps to manage our overall performance. Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted-average number of ordinary shares outstanding during the year. Prior to the conversion of preference shares to ordinary shares during the second quarter of 2013, basic earnings per share was computed according to the "two-class method" by dividing net income attributable to shareholders, less preference amounts, by the weighted average number of ordinary and preference shares outstanding during the year. Additionally, we compute a percentage growth in adjusted basic earnings per share for use in our management incentive program targets.

Capital Expenditures

        Capital expenditures for property, plant, and equipment ("CapEx") is an indicator used by our internal management. We manage our CapEx using a detailed coordination and evaluation process. The

Management Board sets this CapEx budget. Before CapEx projects are approved, our internal Acquisition Investment Committee (AIC) examines the individual projects and measures the potential return on these expenditures and their expected yield. The CapEx projects are evaluated based on commonly used methods such as the net present value and internal interest rate methods, as well as payback periods.

Non-U.S. GAAP Measures

EBITDA

        EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,904 million, 19.9% of revenues for 2013, $2,821 million, 20.4% of revenues for 2012 and $2,632 million, 20.9% of revenues for 2011. EBITDA is the basis for determining compliance with certain covenants contained in our 2012 Credit Agreement, Euro Notes, EIB agreements, and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities

	For the years ended December 31,
	2013	2012	2011
	(in millions)
Total EBITDA	$2,904	$2,821	$2,632
Interest expense (net of interest income)	(409)	(426)	(297)
Income tax expense, net	(592)	(605)	(601)
Change in deferred taxes, net	16	75	159
Changes in operating assets and liabilities	137	169	(378)
Stock compensation expense	14	26	29
Other items, net	(35)	(21)	(98)

Net cash provided by (used in) operating activities	$2,035	$2,039	$1,446

        The ratio of debt to EBITDA is a key financial performance indicator used for overseeing the Company. To determine the total debt to EBITDA ratio, financial liabilities are compared to EBITDA. We believe this ratio provides more reliable information regarding the extent to which we are able to meet our payment obligations than considering only the total amount of financial liabilities.

Cash flow measures

        Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in) operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

        Free cash flow is the cash flow provided by (used in) operating activities after capital expenditures for property, plant and equipment but before acquisitions and investments. The key performance indicator used by management is free cash flow in percentage of revenue. This represents the percentage of revenue that is available for acquisitions, dividends to shareholders, or the reduction of debt financing.

Significant Cash Flow key performance indicators

	For the years ended December 31,
	2013	2012	2011
	(in millions)
Revenue	$14,610	$13,800	$12,571
Net cash provided by (used in) operating activities	2,035	2,039	1,446
Capital expenditures	(748)	(675)	(598)
Proceeds from sale of property, plant and equipment	20	9	28
Capital expenditures, net	(728)	(666)	(570)
Free cash flow	1,307	1,373	876
Net cash provided by (used in) operating activities in % of revenue	13.9%	14.8%	11.5%
Free cash flow in % of revenue	8.9%	10.0%	7.0%

Non-U.S. GAAP Measures for Presentation

Constant Currency

        Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the current period local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a percentage change at Constant Currency.

        We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company's revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation of non-GAAP to U.S. GAAP measures is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Financial Condition and Results of Operations

Overview

        We are engaged primarily in providing renal dialysis services including pharmacy services and vascular access surgery services (together, the "Expanded Services") and manufacturing and distributing products for the treatment of End-Stage Renal Disease ("ESRD"). In the U.S. the Company also provides laboratory testing services, and inpatient dialysis services as well as other services under contract to hospitals. We estimate that providing dialysis services and distributing dialysis products represents a worldwide market of approximately $75 billion with expected annual worldwide market growth of around 4%, adjusted for currency. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have been historically and are expected in the future to be limited. With the exception of (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government Sequestration cuts and (iii) commencing on January 1, 2014, the phased-in reductions to the ESRD PPS rate over three to four years to account for the decline in utilization of certain drugs and biologicals associated with dialysis, (see discussion of the American Taxpayer Relief Act of 2012 below) we experienced and also expect in the future to experience generally stable reimbursements for dialysis services globally. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

        With the enactment in the U.S. of the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), Congress mandated the development of an expanded ESRD PPS for services furnished on or after January 1, 2011. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the pre-2011 ESRD composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all erythropoietin stimulating agents ("ESAs") and other pharmaceuticals (other than vaccines and certain other oral drugs) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form, including our phosphate binder PhosLo®, are expected to be reimbursed under the ESRD PPS starting in January 2016 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

        The ESRD PPS payment amount is subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment. The 2013 ESRD PPS base rate is $240.36 per treatment. This amount reflects a productivity adjusted market basket update of 2.3%, which was based on a market basket update over 2012 reimbursement rates of 2.9% less a productivity adjustment of 0.6%, and a wage index budget-neutrality adjustment factor of 1.000613 applied to the 2012 ESRD PPS base rate of $234.81 per treatment.

        The 2011 ESRD PPS resulted in a lower Medicare reimbursement rate on average at our U.S. dialysis facilities. We mitigated the impact of the ESRD PPS with two broad measures. First, we worked with medical directors and treating physicians to find efficiencies consistent with the ESRD PPS's quality incentive program ("QIP") and good clinical practices, and we negotiated pharmaceutical acquisition cost savings. In addition, we achieved greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics.

        The ESRD PPS's QIP began affecting payments starting January 1, 2012. Dialysis facilities that fail to achieve the established quality standards could have payments reduced by up to 2%. Performance on specified measures in a fiscal year affects payments two fiscal years later. For instance, the payments we receive during 2014 will be affected by our performance measures from 2012. Based on our performance from 2010 through 2012, the QIP's impact on our results through 2014 is immaterial. The initial QIP measures for 2010 and 2011 focused on anemia management and dialysis adequacy (Urea Reduction Ratio or URR). For 2012 reporting (affecting payments in 2014), CMS adopted four additional measures: prevalence of catheter and A/V fistula use, reporting of infections to the Centers for Disease Control and Prevention, administration of patient satisfaction surveys and monthly monitoring of phosphorus and calcium levels. For payment year 2015, CMS has continued all of the 2014 QIP measures except URR dialysis adequacy, expanded the scope of infection reporting and mineral metabolism reporting, and added four new measures. Payment year 2015 measures consist of three new clinical measures (hemodialysis adequacy (adult patients), hemodialysis adequacy (pediatric patients) and peritoneal dialysis adequacy), and one new reporting measure (anemia management reporting). For payment year 2016, CMS has continued all of the 2015 QIP measures and added two new clinical measures (proportion of patients with hypercalcemia and dialysis-related infections reported to the Center for Disease Control and Prevention's National Health Safety Network by ESRD facilities treatment patients on an in-center basis).

        The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2011 (collectively, "ACA") implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA, except to change the annual update provision by substituting a productivity adjustment to the market basket rate of increase for a MIPPA provision that specified a one percentage point reduction in the market basket rate of increase. ACA's medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA's integrated care and commercial insurance consumer protection provisions.

        On August 2, 2011, the Budget Control Act ("BCA") was enacted, raising the U.S.'s debt ceiling and putting into effect a series of actions for deficit reduction. Pursuant to the American Taxpayer Relief Act of 2012 ("ATRA"), automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all U.S. Federal government programs required under the BCA became effective as of March 1, 2013 and were implemented on April 1, 2013 for CMS reimbursement to providers. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs such as Medicare for an additional two years. The reduction in Medicare payments to providers and suppliers is limited to one adjustment of no more than 2% through 2022 (the "Sequestration"), rising to 2.9 percent for the first half of FY 2023 and dropping to 1.11 percent for the second half of FY 2023. The impact of the Sequestration based on our dialysis care revenue from Medicare since the implementation date resulted in a decrease of approximately $56 million in operating income for the year ended December 31, 2013. The Medicare reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

        The American Taxpayer Relief Act of 2012 ("ATRA") also directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. On November 22, 2013, CMS issued the final rule regarding the 2014 ESRD PPS rate. The base rate per treatment was reduced from $240.36 to $239.02 for 2014. This change reflects (a) a bundled market basket increase of 3.2%, reduced by an estimated multifactor productivity adjustment of 0.4%; (b) the application of a wage index budget neutrality factor and a home dialysis training add-on budget neutrality factor; and (c) the application of a portion ($8.16) per treatment of a reduction in to account for a decrease in the historical utilization of certain ESRD-related drugs and biologicals from 2007 to 2012. As set forth in the November 2013 final rule, CMS will phase in the ATRA reduction, which CMS estimates will total $29.93 per treatment, over three to four years. CMS intends that the portion of the drug utilization adjustment mandated by ATRA that will be applied in 2014 and 2015 will largely offset the net market basket increases in average payments to ESRD facilities as a whole resulting in essentially unchanged reimbursement rates from 2013 to 2015. In 2016, CMS will re-evaluate whether to apply the balance of the drug utilization adjustment mandated by ATRA over the subsequent one or two years.

        Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

        On February 4, 2013, CMS announced plans to test a new Comprehensive ESRD Care Model and issued a solicitation for applications. As currently proposed, CMS will work with up to 15 healthcare provider groups comprised of dialysis clinics and nephrologists, also known as ESRD Seamless Care Organizations ("ESCOs"), to test a new system of payment and care delivery that seeks to deliver better health outcomes for ESRD patients while potentially lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. In August 2013, we submitted an application to participate in the program as an ESCO. Following submission of our application, CMS announced that it would suspend review of all applications and reopen its request for application in the winter of 2014 to solicit additional participation and respond to stakeholder feedback. At such time, we will review CMS' revisions and determine whether to apply to the revised program.

        We have identified three operating segments, North America Segment, EMEALA, and Asia-Pacific, which were determined based upon how we manage our businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. For reporting purposes, we have aggregated the EMEALA and Asia-Pacific operating segments as the "International Segment." We aggregated these operating segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type of patient population, similar methods of distribution of products and services and similar economic environments. Our General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those we apply in preparing our consolidated financial statements under U.S. GAAP.

        Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. With respect to the performance of our business operations, our management believes that the most appropriate measure in this regard is operating income which measures our source of earnings. We do not include the effects of certain transactions, such as the investment gain resulting from our 2012 acquisition of Liberty Dialysis Holdings, Inc. (the "Liberty Acquisition") nor income taxes as we believe these items to be outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs, which relate primarily to certain headquarters overhead charges, including accounting and finance, global research and development, etc. ("Corporate"), because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate by Global Manufacturing Operations. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 24 of the Notes to Consolidated Financial Statements "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments, and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

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

	2013	2012	2011
	(in millions)
Total revenue
North America	$9,613	$9,041	$7,935
International	4,970	4,740	4,628
Corporate	34	29	17

Totals	14,617	13,810	12,580

Inter-segment revenue
North America	7	10	9
International	—	—	—

Totals	7	10	9

Total net revenue
North America	9,606	9,031	7,926
International	4,970	4,740	4,628
Corporate	34	29	17

Totals	14,610	13,800	12,571

Operating income
North America	1,624	1,615	1,435
International	858	809	807
Corporate	(226)	(205)	(167)

Totals	2,256	2,219	2,075

Investment gain	—	140	—
Interest income	39	44	60
Interest expense	(448)	(470)	(357)
Income tax expense	(592)	(605)	(601)
Net Income	1,255	1,328	1,177
Less: Net Income attributable to Noncontrolling interests	(145)	(141)	(106)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$1,110	$1,187	$1,071

Year ended December 31, 2013 compared to year ended December 31, 2012

Highlights

        Revenues increased by 6% to $14,610 million (6% at constant exchange rates) mainly due to organic growth of 5% and contributions from acquisitions of 2%, partially offset by the effect of closed or sold clinics of 1%.

        Operating income increased 2%.

        Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 6% to $1,110 million. However excluding the 2012 investment gain of $140 million related to the Liberty Acquisition, net income attributable to shareholders of FMC-AG & Co. KGaA increased 6% from $1,047 in 2012.

 Consolidated Financials

Key Indicators for Consolidated Financial Statements
			Change in %
	2013	2012	as reported	at Constant Exchange Rates(1)
Revenue in $ million	14,610	13,800	6%	6%
Number of treatments	40,456,900	38,588,184	5%
Same market treatment growth in %	3.6%	3.8%
Gross profit as a % of revenue	32.4%	33.3%
Selling, general and administrative costs as a % of revenue	16.4%	16.1%
Operating income in $ million	2,256	2,219	2%
Operating income margin in %	15.4%	16.1%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	1,110	1,187	(6%)
Basic earnings per share in $	3.65	3.89	(6%)

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

        Net dialysis care revenue increased by 6% to $11,130 million (7% at Constant Exchange Rates) for the year ended December 31, 2013 from $10,492 million in the same period of 2012, mainly due to growth in same market treatments (4%), contributions from acquisitions (3%), and increases in organic revenue per treatment (1%), partially offset by the effect of closed or sold clinics (1%) and the negative impact of exchange rate fluctuations (1%).

        Treatments increased by 5% for the twelve months ended December 31, 2013 as compared to the same period in 2012. The increase is due to same market treatment growth (4%) and acquisitions (3%), partially offset by the effect of closed or sold clinics (2%).

        At December 31, 2013, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,250 clinics compared to 3,160 clinics at December 31, 2012. During 2013, we acquired 50 clinics, opened 80 clinics and combined or closed 40 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 5% to 270,122 at December 31, 2013 from 257,916 at December 31, 2012.

        Dialysis product revenue increased by 5% (5% increase at Constant Exchange Rates) to $3,480 million as compared to $3,308 million in the same period of 2012. The increase was driven by increased sales of hemodialysis products, especially of dialyzers, machines, solutions and concentrates, and bloodlines as well as products for acute care and peritoneal dialysis products, partially offset by lower sales of renal pharmaceuticals. There was no material impact from foreign exchange effects.

        The decrease in gross profit margin to 32.4% from 33.3% reflects a decrease in the North America Segment, partially offset by an increase in the International Segment. The decrease in the North America Segment was due to higher personnel expense, the 2012 impact of special collection efforts in the prior year, lower commercial payor mix coupled with price reductions from commercial contracting, increased revenue in the Expanded Services at lower than average margins, and the impact of the U.S. Sequestration. These decreases were partially offset by reduced pharmaceutical utilization and the updated Medicare reimbursement rate which came into effect in 2013. The increase in the International Segment was due to favorable foreign currency exchange effects and lower manufacturing costs driven by decreases in labor costs, facilities operating costs and cost for raw materials, partially offset by price pressure on products and business growth in China, however at lower margins.

        SG&A expenses increased to $2,391 million in the year ended December 31, 2013 from $2,223 million in the same period of 2012. SG&A expenses as a percentage of sales increased to 16.4% for the twelve months of 2013 in comparison with 16.1% in the same period of 2012 due to an increase in the International Segment an unfavorable impact from Corporate and a slight increase in the North America Segment. The increase in the International Segment was mainly driven by higher bad debt expense in Asia-Pacific, unfavorable foreign exchange effects including devaluation of the Venezuelan Bolivar due to a hyperinflationary economy and various cost increases, partially offset by a gain on the sale of real estate in Colombia. The increase at Corporate was due to increased legal and consulting expenses attributable in significant part to the internal investigation we are conducting (see Note 20 of the Notes to Consolidated Financial Statements), partially offset by lower compensation expenses.

        For the twelve months ended 2013, we had an $8 million gain from the sale of FMC-AG & Co. KGaA dialysis clinics in our North America Segment and a $1 million gain in the International Segment as compared to a $36 million gain in the same period of the prior year mainly in connection with divestitures required for regulatory clearance of the Liberty Acquisition, which occurred in the first quarter of 2012. (See Note 2 of the Notes to Consolidated Financial Statements, "Acquisition of Liberty Dialysis Holdings, Inc. – Divestitures" included in this report).

        Research and development ("R&D") expenses increased to $126 million for the year ended December 31, 2013 as compared to $112 million in the same period in 2012. This increase was driven by major product developments as well as the expansion of strategic projects during the year.

        Income from equity method investees increased to $26 million for the twelve months ended December 31, 2013 from $17 million for the same period of 2012 due to increased income from the VFMCRP renal pharmaceuticals joint venture.

        In 2012, other operating expense was $100 million due to charges incurred in connection with the amendment of our agreement with Luitpold Pharmaceuticals and American Regent, Inc. regarding Venofer®.

        Operating income increased to $2,256 million for the year ended December 31, 2013 from $2,219 million for the same period in 2012. Operating income margin decreased to 15.4% for the year ended December 31, 2013 as compared to 16.1% for the same period in 2012 as a result of the decrease in gross profit margin, higher SG&A as a percentage of revenue and a lower gain on the sale of FMC-AG & Co. KGaA clinics, partially offset by the effect of the other operating expense in 2012, all as discussed above.

        The non-taxable investment gain for 2012 of $140 million was due to the fair valuation of our investment in Renal Advantage Partners, LLC at the time of the 2012 Liberty Acquisition.

        Interest expense decreased by 5% to $448 million for the twelve months ended December 31, 2013 from $470 million for the same period in 2012 due to a decrease in the average debt level during the year, lower interest rates due to the expiration of interest rates swaps at the end of the first quarter of 2012, as well as the 2012 effect of one-time costs related to the new Credit Agreement. Interest income decreased to $39 million for the twelve months ended December 31, 2013 from $44 million for the same period in 2012 mainly as a result of lower interest income from high interest-bearing notes receivables.

        Income tax expense decreased to $592 million for the year ended December 31, 2013 from $605 million for the same period in 2012. The effective tax rate increased to 32.0% from 31.3% for the same period of 2012, as a result of a non-taxable investment gain in 2012.

        Net income attributable to noncontrolling interests for the twelve months ended December 31, 2013 increased to $145 million from $141 million for the same period of 2012 primarily due to losses attributable to noncontrolling interests in the International Segment in 2012.

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the twelve months ended December 31, 2013 decreased 6% to $1,110 million from $1,187 million for the same period in 2012 as a result of the combined effects of the items discussed above. Excluding the investment gain in the amount of $140 million as noted above the net income attributable to shareholders of FMC-AG & Co. KGaA for the twelve months ended December 31, 2013 increased 6% to $1,110 million from $1,047 million for the same period in 2012.

        Basic earnings per share decreased by 6% for the twelve months ended December 31, 2013 to $ 3.65 as compared with $ 3.89 in 2012 due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA above. The average weighted number of shares outstanding for the period was approximately 303.8 million in 2013 (305.1 million in 2012). The decrease in the number of shares outstanding was the result the share buyback program completed during the year, partially offset by stock options exercised.

        We employed 90,690 people (full-time equivalents) as of December 31, 2013 compared to 86,153 as of December 31, 2012, an increase of 5%, primarily due to overall growth in our business and acquisitions.

        The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	2013	2012	Change in %
Revenue in $ million	9,606	9,031	6%
Number of treatments	25,656,357	24,412,416	5%
Same market treatment growth in %	3.5%	3.6%
Operating income in $ million	1,624	1,615	1%
Operating income margin in %	16.9%	17.9%

Revenue

        Net dialysis care revenue increased for the year ended December 31, 2013 by 7% to $8,772 million from $8,230 million in the same period of 2012. This increase was driven by same market treatment growth (4%) and contributions from acquisitions (3%).

        Treatments increased by 5% for the year ended December 31, 2013 as compared to the same period in 2012 mostly due to same market treatment growth (4%) and acquisitions (2%), partially offset by the effect of closed or sold clinics (1%). At December 31, 2013, 171,440 patients (a 4% increase over December 31, 2012) were being treated in the 2,133 clinics that we own or operate in the North America Segment, compared to 164,554 patients treated in 2,082 clinics at December 31, 2012. Average North America Segment revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $352 for the year ended December 31, 2013 and $348 in the same period in 2012. In the U.S., the average revenue per treatment was $359 for the year ended December 31, 2013 and $355 for the same period in 2012. The increase in the U.S. was mainly attributable to further development of our Expanded Services and the updated Medicare reimbursement rate which came into effect in 2013, partially offset by the effects of the 2012 increase in revenue from special collection efforts for services performed in prior years, the unfavorable impact of the U.S. Sequestration, and unfavorable commercial payor mix coupled with price reductions from commercial contracting.

        Dialysis product revenue increased for the year ended December 31, 2013 by 4% to $834 million from $801 million in the first twelve months of 2012. This increase was driven by higher sales of dialyzers, partially offset by lower sales of peritoneal dialysis products and machines.

Operating Income

        Operating income increased to $1,624 million for the year ended December 31, 2013 from $1,615 million for the same period in 2012. Operating income margin decreased to 16.9% for the year ended December 31, 2013 from 17.9% for the same period in 2012, due to higher personnel expense, the effects of the 2012 impact of special collection efforts in prior years, the impact of the U.S. Sequestration, a lower commercial payor mix coupled with price reductions from commercial contracting, and increased revenue in the Expanded Services at lower than average margins. Further, the margin was impacted by the lower gain on the sale of FMC-AG & Co. KGaA clinics related to the Liberty Acquisition resulting from fewer clinics sold in 2013 as compared to 2012 and increased legal costs. These effects were partially offset by the effects of 2012 charges incurred in connection with the amendment of our agreement with Luitpold Pharmaceuticals and American Regent, Inc. regarding Venofer®, the updated Medicare reimbursement rate which came into effect in 2013, reduced pharmaceutical utilization, and the effect of one-time costs related to the Liberty Acquisition. Cost per treatment for the North America Segment increased to $287 for the year ended December 31, 2013 as compared to $278 the same period of 2012. Cost per treatment in the U.S. increased to $293 for the year ended December 31, 2013 from $283 in the same period of 2012.

 International Segment

Key Indicators for International Segment
			Change in %
	2013	2012	as reported	at Constant Exchange Rates(1)
Revenue in $ million	4,970	4,740	5%	6%
Number of treatments	14,800,543	14,175,768	4%
Same market treatment growth in %	3.8%	4.0%
Operating income in $ million	858	809	6%
Operating income margin in %	17.3%	17.1%

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

Revenue

        Including the effects of acquisitions, European region revenue increased 5% (3% at Constant Exchange Rates) to $3,023 million, Latin America region revenue increased 5% (15% at Constant Exchange Rates) to $843 million, and Asia-Pacific region revenue increased 6% (8% at Constant Exchange Rates) to $1,104 million.

        Net dialysis care revenue for the International Segment increased during the year ended December 31, 2013 by 4% (7% at Constant Exchange Rates) to $2,358 million from $2,262 million in the same period of 2012. This increase is a result of same market treatment growth (4%), contributions from acquisitions (3%) and increases in organic revenue per treatment (2%), partially offset by the negative effect of exchange rate fluctuations (3%) and the effect of closed or sold clinics (2%).

        Treatments increased by 4% for the year ended December 31, 2013 over the same period in 2012 mainly due to same market treatment growth (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (2%). As of December 31, 2013, we had 98,682 patients (a 6% increase over December 31, 2012) being treated at the 1,117 clinics that we own, operate or manage in the International Segment compared to 93,362 patients treated at 1,078 clinics at December 31, 2012. Average revenue per treatment for the year ended December 31, 2013 decreased to $159 from $160 in comparison with the same period of 2012 due to increased reimbursement rates and changes in country mix ($4), offset by weakening of local currencies against the U.S. dollar ($5).

        Dialysis product revenue for the year ended December 31, 2013 increased by 5% (5% increase at Constant Exchange Rates) to $2,612 million compared to $2,478 million in the same period of 2012. The 5% increase in product revenue was driven by increased sales of hemodialysis products, especially of machines, solutions and concentrates, dialyzers, and bloodlines as well as products for acute care treatments and peritoneal dialysis, partially offset by lower sales of renal pharmaceuticals.

Operating Income

        Operating income increased to $858 million for the year ended December 31, 2013 as compared to $809 million for the same period in 2012. Operating income margin increased to 17.3% for the year ended December 31, 2013 from 17.1% for the same period in 2012 mainly due to a gain on the sale of real estate in Colombia, and lower manufacturing costs driven by decreases in labor costs, facilities operating costs and cost for raw materials, partially offset by higher bad debt expense in Asia-Pacific.

Inflationary Accounting

        As we are subject to foreign exchange risk, we monitor the economic conditions of the countries in which we operate. Venezuela has been considered a hyperinflationary economy since 2010, most recently reaffirmed by the International Practices Task Force in May 2013. Effective January 1, 2013 our operations in Venezuela were still considered to be operating in a hyperinflationary economy, as the Venezuelan economy had a three-year cumulative inflation rate of approximately 100%. We use a blend of the National Consumer Price Index and the Consumer Price Index to determine whether Venezuela is a hyperinflationary economy. As a result, the financial statements of our subsidiaries operating in Venezuela continue to use the U.S. dollar as their functional currency. However, in 2013, the Venezuelan government revalued the Bolivar. Consequently, we recorded a pre-tax loss of $15 million for the twelve months ended December 31, 2013.

Year ended December 31, 2012 compared to year ended December 31, 2011

Consolidated Financials

Highlights

        Revenues increased by 10% to $13,800 million (12% at constant exchange rates) mainly due to contributions from acquisitions of 8% and organic growth of 5%, partially offset by the effect of closed or sold clinics 1%.

        Operating income increased 7%.

        Net Income attributable to shareholders of FMC-AG & Co. KGaA increased by 11%.

        In 2012, we also successfully completed the Liberty Acquisition, renegotiated one of our credit facilities and issued senior notes.

Key Indicators for Consolidated Financial Statements
			Change in %
	2012	2011	as reported	at Constant Exchange Rates(1)
Revenue in $ million	13,800	12,571	10%	12%
Number of treatments	38,588,184	34,388,422	12%
Same market treatment growth in %	3.8%	3.9%
Gross profit as a % of revenue	33.3%	33.0%
Selling, general and administrative costs as a % of revenue	16.1%	15.9%
Operating income in $ million	2,219	2,075	7%
Operating income margin in %	16.1%	16.5%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	1,187	1,071	11%
Basic earnings per share in $	3.89	3.54	10%

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

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

        The increase in gross profit margin mostly reflects an increase in gross profit margin in the North America Segment, partially offset by a decrease in the International Segment. The increase in the North America Segment was due to higher revenue rate associated with Medicare, special collection efforts for services performed in prior years and the impact of the Liberty Acquisition, which contributed higher gross margins, partially offset by higher personnel expenses. The decrease in the International Segment was mainly due to lower margin sales in the dialysis care business.

        Selling, general and administrative ("SG&A") expenses increased to $2,223 million for the year ended December 31, 2012 from $2,002 million in the same period of 2011. SG&A expenses as a percentage of sales increased to 16.1% for the year ended December 31, 2012 from 15.9% in the same period of 2011 as a result of an increase in the North America Segment and in Corporate. The increase in the North America Segment was a result of higher personnel expense, and one-time costs related to the Liberty Acquisition, partially offset by the impact of that acquisition due to LD Holdings' lower SG&A expenses as a percentage of revenue. The increase in Corporate was mainly driven by a $10 million charitable donation to the American Society of Nephrology to establish a research fellowship program and increased legal costs.

        In the year ended December 31, 2012, we had a $36 million gain from the sale of dialysis clinics, including $33 million from the sale of 24 FMC-AG & Co. KGaA clinics, in connection with regulatory clearance of the Liberty Acquisition, which occurred in the first quarter of 2012. (See Note 2 of the Notes to Consolidated Financial Statements, "Acquisition of Liberty Dialysis Holdings – Divestitures" included in this report.)

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

        Other operating expense was $100 million due to charges incurred in connection with the amendment of our agreement with Luitpold Pharmaceuticals and American Regent, Inc. regarding Venofer®. (See Note 4 of the Notes to Consolidated Financial Statements, "Inventories" found elsewhere in this report.)

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

        For the twelve months ended December 31, 2012, we recognized a non-taxable investment gain of $140 million related to the Liberty Acquisition as a result of a fair valuation of our investment in Renal Advantage Partners, LLC at the time of the acquisition.

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

        Net income attributable to FMC-AG & Co. KGaA for the twelve months ended December 31, 2012 increased 11% to $1,187 million from $1,071 million for the same period in 2011 as a result of the combined effects of the items discussed above.

        Basic earnings per share rose by 10% in 2012 to $3.89 compared with $3.54 in 2011. The average weighted number of shares outstanding in 2012 was approximately 305.1 million (303.0 million in 2011). The increase in the number of shares outstanding was the result of stock options exercises.

        We employed 86,153 people (full-time equivalents) as of December 31, 2012 compared to 79,159 as of December 31, 2011, an increase of 8.8%, primarily due to overall growth in our business and acquisitions.

        The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	2012	2011	Change in %
Revenue in $ million	9,031	7,926	14%
Number of treatments	24,412,416	21,608,620	13%
Same market treatment growth in %	3.6%	3.2%
Operating income in $ million	1,615	1,435	13%
Operating income margin in %	17.9%	18.1%

Revenue

        Net dialysis care revenue increased for the year ended December 31, 2012 by 16% to $8,230 million from $7,113 million in the same period of 2011. This increase was driven by contributions from acquisitions (13%), same market treatment growth (4%) and the impact of the special collection efforts (1%), partially offset by the effect of closed or sold clinics (1%) and higher bad debt expense (1%).

        Treatments increased by 13% for the twelve months ended December 31, 2012 as compared to the same period in 2011 mostly due to the Liberty Acquisition, net of divestitures (7%), same market growth (4%) and contributions from other acquisitions (3%), partially offset by the effect of closed or sold clinics (1%). At December 31, 2012, 164,554 patients (a 16% increase over December 31, 2011) were being treated in the 2,082 clinics that we own or operate in the North America Segment, compared to 142,319 patients treated in 1,838 clinics at December 31, 2011. Average North America Segment revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $348 for the twelve months ended December 31, 2012 and $340 in the same period in 2011. In the U.S., the average revenue per treatment was $355 for the twelve months ended December 31, 2012 and $348 for the same period in 2011. The increase was mainly attributable to further development of our expanded service offerings, a modest increase in commercial rates, the impact of the increase in Medicare reimbursement from the updated Medicare reimbursement rate and removal of the Transition Adjuster which occurred in the first quarter of 2011 as well as increased revenue due to the special collection efforts for services performed in prior years. This improvement was partially offset by reduced pharmaceutical utilization in non-bundled commercial treatments.

        The dialysis product revenue decreased for the year ended December 31, 2012 to $801 million from $813 million in the same period of 2011. This decrease was driven by lower sales of renal pharmaceuticals, machines and dialyzers, partially offset by higher sales of bloodlines and other hemodialysis products. The decrease in machines and dialyzers was mainly caused by the Liberty Acquisition, which resulted in the conversion of third party sales into internal sales.

Operating Income

        Operating income increased to $1,615 million for the year ended December 31, 2012 from $1,435 million for the same period in 2011. Operating income margin decreased to 17.9% for the year ended December 31, 2012 from 18.1% for the same period in 2011, primarily due to higher personnel expenses, the $100 million impact of the amendment of the agreement regarding Venofer® and costs related to the Liberty Acquisition, partially offset by higher revenue per treatment rate associated with Medicare, the positive impact of the Liberty Acquisition, including acquisition-related divestiture gains and special collection efforts for services performed in prior years. Cost per treatment for the North America Segment increased to $278 for the year ended December 31, 2012 from $276 in 2011. Cost per treatment in the U.S. increased to $283 for the year ended December 31, 2012 from $282 in the same period of 2011.

 International Segment

Key Indicators for International Segment
			Change in %
	2012	2011	as reported	at Constant Exchange Rates(1)
Revenue in $ million	4,740	4,628	2%	9%
Number of treatments	14,175,768	12,779,802	11%
Same market treatment growth in %	4.0%	5.4%
Operating income in $ million	809	807	0%
Operating income margin in %	17.1%	17.4%

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

Revenue

        Including the effects of acquisitions, European region revenue decreased 2% (6% increase at constant exchange rates) to $2,893, Latin America region revenue increased 15% (24% at constant exchange rates) to $804, and Asia-Pacific region revenue increased 6% (7% at constant exchange rates) to $1,043.

        Net dialysis care revenue for the International Segment increased for the year ended December 31, 2012 by 4% (11% increase at constant exchange rates) to $2,262 million from $2,170 million in the same period of 2011. This increase is a result of contributions from acquisitions (7%), same market treatment growth (4%) and increases in organic revenue per treatment (2%), partially offset by the negative effect of exchange rate fluctuations (7%) and the effect of closed or sold clinics (2%).

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

Operating Income

        Operating income remained relatively flat at $809 million compared to $807 million for the same period in 2011. Operating income margin decreased to 17.1% for the twelve months ended December 31, 2012 from 17.4% for the same period in 2011 mainly due to lower margin sales in our dialysis care business, partially offset by favorable foreign currency exchange effects and business growth in Asia, mainly China.

B.    Liquidity and Capital Resources

        Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term borrowings from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis centers, purchase equipment for existing or new renal dialysis centers and production sites, repay debt, pay dividends, and repurchase shares (see "Financing" section below).

        At December 31, 2013, we had cash and cash equivalents of $683 million. For information regarding utilization and availability of cash under our principal credit facility (the "2012 Credit Agreement"), see

Note 11 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations and Long-Term Debt from Related Parties – 2012 Credit Agreement," included in this report.

Net Cash Provided By (Used In) Operating Activities

        In 2013, 2012, 2011, net cash provided by operating activities was $2,035 million, $2,039 million and $1,446 million, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of specific items as discussed below. The slight decrease in 2013 versus 2012 was mainly a result of a $100 million payment, partially offset by the favorable effects of other working capital items including repayments received, both of which were associated with the amendment to the license agreement relating to our iron product Venofer®.

        The profitability of our business depends significantly on reimbursement rates. Approximately 76% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the twelve months ended December 31, 2013, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. With the exception of (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. federal government Sequestration cuts and (iii) commencing January 1, 2014, the phased-in reductions to the ESRD PPS rate over three to four years to account for the decline in utilization of certain drugs and biologicals associated with dialysis, we have experienced and also expect in the future to experience generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

        Our working capital, which is defined as current assets less current liabilities, was $2,733 million at December 31, 2013 which decreased from $2,957 million at December 31, 2012. The change is primarily the result of an increase accrued expenses and other current liabilities, as well as an increase in the amount reclassified from long-term debt to the current portion of long-term debt as a result of larger quarterly payments becoming due under the 2012 Credit Agreement, the reclassification of the Euro tranche of our European Investment Bank ("EIB") Agreements for amounts which were due and paid in February 2014 and for Euro Notes due in 2014, and a reclassification of a loan with a related party from long-term debt to short-term borrowings, partially offset by a reduction in accounts payable driven by the payment of the $100 million Venofer® agreement amendment fee incurred in 2012. Our ratio of current assets to current liabilities was 1.77 at December 31, 2013.

        We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Financing" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

        Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances at December 31, 2013 and December 31, 2012, net of valuation allowances, represented DSO of approximately 73 and 76, respectively.

        DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	December 31, 2013	December 31, 2012
North America Segment days sales outstanding	53	55

International Segment days sales outstanding	110	115

FMC-AG & Co. KGaA average days sales outstanding	73	76

        The decrease in the North America Segment is due to continued strong cash performance across all payor groups. The International Segment's DSO decrease reflects increased collections in Europe, partially offset by unfavorable DSO development in Asia-Pacific. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible. However, we have experienced some collection delays with distributors in a few Asia-Pacific countries.

        We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. As a result of a tax audit we identified a tax item relating to civil settlement payment deductions taken by FMCH in prior year tax returns that will or could impact our financial results in the future (see Note of the Notes to the Consolidated Financial Statements 20 "Commitments and Contingencies-Other Litigation and Potential Exposures" for further details on this tax matter).We have also received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

Net Cash Provided By (Used In) Investing Activities

        We used net cash of $1,206 million, $2,281 million and $2,346 million in investing activities in 2013, 2012 and 2011, respectively.

        Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $728 million, $666 million and $570 million in 2013, 2012 and 2011, respectively. In 2013, capital expenditures were $374 million in the North America Segment, $189 million for the International Segment and $165 million at Corporate. Capital expenditures in 2012 were $298 million in the North America Segment, $195 million for the International Segment and $173 million at Corporate. In 2011, capital expenditures were $237 million in the North America Segment, $175 million for the International Segment and $158 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in Germany, the North America Segment, France and China and capitalization of machines provided to our customers, primarily in the International Segment. Capital expenditures were approximately 5% of total revenue in 2013, 2012 and 2011.

        In addition to the capital expenditures discussed above, we invested approximately $496 million cash in 2013, $412 million in the North America Segment, $82 million in the International Segment and $2 million at Corporate. In the North America Segment this included, an investment-type loan made by FMCH granting a $200 million credit facility to a middle market dialysis provider in the third quarter of 2013 (of which $170 was drawn as of December 31, 2013; see Note 8 of the Notes to the Consolidated Financial Statements "Other Assets and Notes Receivables"), as well as the acquisition of a full-service clinical laboratory. In the International Segment this mainly included acquisitions of dialysis clinics. In 2012, we invested approximately $1,879 in cash, $1,849 million in the North America Segment, primarily through the $1,697 million ($1,466 million net of divestitures) acquisition of Liberty (see Note 2 of the Notes to the Consolidated Financial Statements, "Acquisition of Liberty Dialysis Holdings"), $28 million in the International Segment and $2 million at Corporate. In 2011, we invested approximately $1,785 million in cash ($818 million in the North America Segment, $960 million in the International Segment, and $7 million at Corporate), primarily for the acquisitions of International Dialysis Centers, the dialysis service business of Euromedic International, and American Access Care Holdings, LLC, which operates vascular access centers, loans provided to, as well as the purchase of a 49% ownership interest in Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, and payments for the extension of the activities of VFMCRP. We received $18 million, $264 million and $10 million in conjunction with divestitures in 2013, 2012 and 2011, respectively.

        We anticipate capital expenditures of approximately $0.9 billion and expect to make acquisitions of approximately $0.4 billion in 2014. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

        Net cash used in financing activities was $808 million in 2013 compared to net cash provided by financing activities of $468 million in 2012 and $793 million in 2011.

        In 2013, cash was used in the purchase of our shares through a share buyback program, the repayment of portions of long-term debt and short-term borrowings, the payment of dividends, and distributions to noncontrolling interests, partially offset by proceeds from long-term and short-term borrowings, proceeds from the draw-down under our Accounts Receivable facility, proceeds the exercise of stock options and proceeds of a premium paid for the conversion of preference shares into ordinary shares by the largest former holder of preference shares, a European financial institution. In 2012, cash was provided by the issuance of senior notes, refinancing of the then-current Amended 2006 Senior Credit Agreement by the 2012 Credit Agreement, exercises of stock options, proceeds from short-term borrowings and short term borrowings from related parties as well as contributions from noncontrolling interests, partially offset by the repayment of long-term debt, reduction of the amount outstanding under our accounts receivable securitization program, the payment of dividends, distributions to noncontrolling interests as well as the repayment of short-term borrowings and short-term borrowings from related parties. In 2011, cash was provided by the issuance of senior notes in February 2011, September 2011, and October 2011, short-term borrowings and short-term borrowings from related parties, partially offset by repayment of long-term debt, the repayment of the Trust Preferred Securities, the repayment of short-term borrowings and short-term borrowings from related parties as well as the payment of dividends

        On May 16, 2013, we held our AGM and a separate Preference Shareholder Meeting during which resolutions on the conversion of our preference shares to ordinary shares were passed. The preference share conversion was effected on June 28, 2013 with 3,975,533 preference shares in the amount of €3.9 million ($4.5 million) converted on a 1:1 basis to ordinary shares. On July 5, 2013, the Company received a €27 million ($35 million) premium from the largest former preference shareholder, a European financial institution, for the conversion of their preference shares to ordinary shares. This amount was recorded as an increase in equity as of June 30, 2013 and the payment was received during the third quarter of 2013.

        Additionally, our share buy-back program started on May 20, 2013 and was completed on August 14, 2013. We repurchased 7,548,951 shares in the amount of €385 million ($505 million). These shares are restricted treasury stock which means there are no associated dividends or voting rights. These treasury shares will be used solely to either reduce our registered share capital by cancellation of the acquired shares, or to fulfill our employee participation programs.

        On May 17, 2013, we paid a dividend with respect to 2012 of €0.75 per ordinary share (for 2011 paid in 2012: €0.69; for 2010 paid in 2011: €0.65) and €0.77 per then-outstanding preference shares (for 2011 paid in 2012: €0.71; for 2010 paid in 2011: €0.67). The total dividend payment was €230 million ($296 million), €210 million ($272 million) and €197 million ($281 million) in 2013, 2012 and 2011, respectively.

        The following table summarizes the Company's available sources of liquidity at December 31, 2013:

		Expiration per period of
Available Sources of Liquidity in millions	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Accounts receivable facility(a)	$383	$—	$383	$—	$—
Revolving Credit Facility of the Credit Agreement 2012(b)	1,073	—	—	1,073	—
Other Unused Lines of Credit	233	233	—	—	—

	$1,689	$233	$383	$1,073	$—

(a)
Subject to availability of sufficient accounts receivable meeting funding criteria. At December 31, 2013, the Company had letters of credit outstanding in the amount of $66 million which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

(b)
At December 31, 2013, the Company had letters of credit outstanding in the amount of $9 million which reduces the availability under the Revolving Credit Facility to the amount shown in this table.

        The amount of guarantees and other commercial commitments at December 31, 2013 was not significant.

        At December 31, 2013, we had short-term borrowings, excluding the current portion of long-term debt, other financial liabilities and short-term borrowings from related parties, in the total amount of $159 million.

        The following table summarizes, as of December 31, 2013, our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of
Contractual Obligations and Commitments (a) in millions	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Long-term Debt(b)	$10,151	$852	$1,932	$4,088	$3,279
Capital Lease Obligations	26	2	5	3	16
Operating Leases	3,226	610	981	633	1,002
Unconditional Purchase Obligations for inventory	613	337	200	44	32
Other Long-term Obligations(c)	285	212	61	9	3
Letters of Credit	75	—	66	9	—

	$14,376	$2,013	$3,245	$4,786	$4,332

(a)
Our pension liabilities are not included in the table of contractual obligations and commitments. The regular or special funding of our pension plans may adversely affect our liquidity in the future periods. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression. Actual results could differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the defined benefit plans during fiscal year 2014 are $42.6 million. For additional information regarding our pension plans and expected payments for the next ten years, see Item 18. Financial Statements – Note 12 of the Notes to the Consolidated Financial Statements, "Employee Benefit Plans" in this report.

(b)
Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

(c)
Other Long-term Obligations consist mainly of production asset acquisition commitments.

        Our 2012 Credit Agreement, Euro Notes and Senior Notes include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2012 Credit Agreement, we are obligated to maintain a minimum consolidated interest expense coverage ratio (ratio of EBITDA to net interest expense) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA) as these terms are defined in the 2012 Credit Agreement. Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs.

        The breach of any of the covenants in any of the instruments or agreements governing our long-term debt – 2012 Credit Agreement, the Euro Notes or the Senior Notes – could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the 2012 Credit Agreement becomes due at the option of the lenders under that agreement, and the "cross default" provisions in our other long-term debt permit the lenders to accelerate the maturity of the debt upon such a default as well. As of December 31, 2013, we were in compliance with all covenants under the 2012 Credit Agreement and our other financing agreements. For information regarding our 2012 Credit Agreement, Euro Notes and Senior Notes, see Note 11 of the Notes to Consolidated Financial Statements, "Long-Term Debt and Capital Lease Obligations, and Long-Term Debt from Related Parties."

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

        Our General Partner's Management Board will propose to the shareholders at the Annual General meeting on May 15, 2014, a dividend with respect to 2013 and payable in 2014, of €0.77 per ordinary share (for 2012 paid in 2013: €0.75). The total expected dividend payment is approximately €232 million (approximately $320 million based upon the December 31, 2013 spot rate) compared to dividends of €230 million ($296 million) paid in 2013 with respect to 2012. The 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €330 million ($455 million based upon the December 31, 2013 spot rate) for dividends to be paid in 2014, and increases in subsequent years.

        Our 2014 principal financing needs are the W.R Grace bankruptcy settlement payment of $115 million (paid on February 3, 2014) (See Note 20 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies"), payments for our EIB loans, which were paid in February 2014, Euro Notes due in 2014, as well as the quarterly payments under our 2012 Credit Agreement Term Loan facility. These payments as well as our dividend payment of approximately $320 in May 2014, capital expenditures, and acquisition payments are expected to be covered by our cash flows, by using existing credit facilities and if required additional debt financing. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

Outlook

        Below is a table showing our growth outlook for 2014:

2014
Revenue	~ $15.2 billion
Operating income	~ $2.2 billion
Operating income margin	~ 14,5%
Net income(1)	$1.0 - $1.05 billion
Net income growth(1)	decrease 5 - 10%
Basic earnings per share growth(1)	based on development of net income
Capital Expenditures	~ $0.9 billion
Acquisitions and investments	~ $0.4 billion
Net cash provided by (used in) operating activities	> $1.5 billion
Net cash provided by (used in) operating activities in % of revenue	> 10%
Free cash flow in % of revenue	> 4%
Debt/EBITDA Ratio	≤ 3.0
Employees(2)	~ 92,000
Research and development expenses	~ $140 million

(1)
Net income attributable to shareholders of FMC AG & Co. KGaA

(2)
Full-time equivalents.

        The Company initiated a global efficiency program designed to enhance the Company's performance over a multi-year period which should lead to sustainable savings. Potential cost savings before income taxes of up to $60 million generated from this program are not included in the Outlook for 2014.

        In addition to the consolidated financial statements prepared in accordance with U.S. GAAP included in this report, we are subject to home country reporting requirements in Germany. These require that we provide an assessment of the probability and impact of certain risks and uncertainties that could materially affect our outlook. A summary of such risk assessment is set forth below.

        Although we believe our fiscal year 2014 outlook is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our 2014 results. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of their location in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3, Key Information – D. "Risk Factors" and Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks." Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" found elsewhere in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See "Forward-looking Statements" immediately following the Table of Contents to this report.

Risk to our 2014 outlook	Risk Factor (or other related disclosure) within the report	Probability	Impact
Regulatory Environment	If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.	Low	Medium
Quality

If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.

		Low	Medium
Erythropoietin stimulating agents (ESAs)

The utilization of ESAs could materially impact our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for ESAs could reduce our revenues and operating profit.

		Low	Medium
Reimbursement by private insurers	A significant portion of our North America Segment profits are dependent on the services we provide to a minority of our patients who are covered by private insurance.	Low	Medium
Procurement	We could be adversely affected if we experience shortages of components or material price increases from our suppliers	Low	Low
Corruption	We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.	Medium	Medium
Currencies and interests	Foreign currency and interest rate exposure. See Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks"	High	Medium
Litigation	Legal and Regulatory Matters (See Note 20 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies – Legal and Regulatory Matters")	Low	Low
Taxes	Diverging views of fiscal authorities could require us to make additional tax payments.	Medium	Low

Balance Sheet Structure

        Total assets as of December 31, 2013 increased to $23.1 billion compared to $22.3 billion at December 31, 2012. Current assets as a percent of total assets remained constant at 27% at December 31, 2013 as compared to December 31, 2012. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, remained flat at 41% as compared to December 31, 2012.

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

        During 2013, we restructured our research and development activities with an international focus. This included expanding the Management Board to include a member responsible for global research and development activities. This focus enables us to accelerate development timelines, promote an exchange of knowledge and technology, enhance our process efficiency, and better manage risks and the related costs.

        The task of our research and development group, which employs approximately 552 full time equivalents, is to continually develop and improve our products and treatments. Our largest research and development department is in our European region with approximately 350 employees, most of whom work at our Schweinfurt and Bad Homburg locations. Smaller teams also work in St. Wendel, Germany and in Bucharest, Romania, where an R&D competency center specializing in software development has been established and in Krems, specializing in sorbent technology. Apart from R&D in Europe, we have research and development departments in the North America and the Asia-Pacific regions. All of these units are closely connected and cooperate on many projects.

Four trends for our continued strategic development

  •
  Technological developments – focused on information technology, technologies to gradually reduce the size of our products and simplify their use, and the integration of various treatment elements to create holistic therapy systems. We are also continuing to develop sorbent technology for recycling tap water, as large amounts of water are required for hemodialysis treatment.

  •
  Home hemodialysis systems – with increased demand as a result of sustained growth in patient numbers. As a result, our aim is continued integration of these systems for home hemodialysis, while maintaining treatment quality. Our research and development involves making these systems smaller and easier to transport, as well as significantly reducing the amount of water required.

  •
  Concomitant diseases – as patients with chronic kidney failure age, the likelihood of developing illness such as severe cardiac and vascular condition increases. Based on their growing prevalence and new scientific insights, these are increasingly a focal point of our research and development in the form of diagnostic and therapy systems.

  •
  Rising cost of healthcare – impacted by an aging population, the spread of chronic illness, and the aspiration to offer new or improved technologies in patient care. We continue to abide by the principle that innovations must not only be of a high quality, but must be affordable for patients to benefit from them.

Clinical Research

        During 2013, we performed clinical studies to examine the automatic regulation of the electrolyte balance of the human body, which is important to the functioning of the entire body. In hemodialysis, where dialysis solution is continuously being produced by a dialysis machine, it is possible to influence these processes favorably by adapting the dialysis solution accordingly. We are currently performing clinic tests on such a procedure. In addition we are focusing on PD and overhydration, proving that active fluid management can increase a patient's survival rate, reduce the number and duration of hospital stays, and improve the maintenance of the residual renal function. We are also assessing the benefits of a low-sodium PD solution for patients with high blood pressure, a typical illness concurrent with dialysis.

        Research and development expenditures amounted to $126 million in 2013, compared to $112 million and $111 million in 2012 and 2011, respectively. Our 2013 expenditures focused on continuously enhancing and improving our products and treatment concepts for our patients and users, implementing further technological developments, and remaining active in relevant areas of clinical research such as chronic kidney failure.

Outlook

        We intend to continue investing in developing and improving life-sustaining products and treatment concepts in the years to come, thus improving the quality of life for as many patients as possible with financially viable, environmentally-friendly innovations based on strategic technology platforms. We plan to spend approximately $140 million on research and development in 2014.

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

The General Partner's Supervisory Board

        The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE), the sole shareholder of Management AG.

Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner's supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the general partner, or any affiliate of any of them.

        Unless resolved otherwise by the general meeting of shareholders, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member's term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner's supervisory board took place in July 2011. Members of the General Partner's supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor the separate Supervisory Board of FMC AG & Co. KGaA has any influence on the appointment of the supervisory board of the General Partner.

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

        The table below provides the names of the members of the supervisory board of Management AG and their ages as of January 1, 2014.

Name	Age as of January 1, 2014
Dr. Ulf M. Schneider, Chairman(1)	48
Dr. Dieter Schenk, Vice Chairman(4)	61
Dr. Gerd Krick(1)(2)	75
Mr. Rolf A. Classon(3)(4)	68
Dr. Walter L. Weisman(1)(2)(3)	78
Mr. William P. Johnston(1)(2)(3)(4)	69

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

        DR. DIETER SCHENK has been Vice Chairman of the Supervisory Board of Management AG since 2005 and is also Vice Chairman of the Supervisory Board of FMC AG & Co. KGaA and a member of the Supervisory Board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, he also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. Dr. Schenk is also Chairman of the Advisory Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

        DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 2005 and the Chairman of the Company's Supervisory Board since February 2006. He is the Chairman of the Supervisory Board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the Board of Vamed AG, Austria.

        MR. ROLF A. CLASSON has been a member of the Supervisory Board of Management AG since July 7, 2011 and a member of the Company's Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Auxilium Pharmaceuticals, Inc. and Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of the Board of Directors for Hill-Rom Holdings, Inc.

        DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 2005 and also serves on the Company's Supervisory Board. Additionally, he is the former Chairman and Chief Executive Officer of American Medical International, Inc., and was a member of the Board of Directors of Occidental Petroleum Corporation until May 4, 2012. He is also a Senior Trustee of the Board of Trustees for the California Institute of Technology, a Life Trustee of the Board of Trustees of the Los Angeles County Museum of Art, a Trustee of the Oregon Shakespeare Festival and Chairman of the Board of Trustees of the Sundance Institute.

        MR. WILLIAM P. JOHNSTON has been a member of the Supervisory Board of Management AG since August 2006 and also serves on the Company's Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc. and HCR-Manor Care, Inc.

The General Partner's Management Board

        Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

        The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of January 1, 2014.

Name	Age as of January 1, 2014	Position	Year term expires
Rice Powell	58	Chief Executive Officer and Chairman of the Management Board	2017
Michael Brosnan	58	Chief Financial Officer	2017
Roberto Fusté	61	Chief Executive Officer for Asia Pacific	2016
Dr. Emanuele Gatti	58	Chief Executive Officer for Europe, Middle East, Africa and Latin America and Chief Strategist for FMC-AG & Co. KGaA	2015
Ronald Kuerbitz	54	Chief Executive Officer, Fresenius Medical Care North America	2015
Dr. Rainer Runte	54	Chief Administrative Officer for Global Law, Compliance, Intellectual Property and Corporate Business Development and Labor Relations Director for Germany	2014
Dr. Olaf Schermeier	41	Chief Officer of Global Research & Development	2017
Kent Wanzek	54	Head of Global Manufacturing Operations	2017
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

        MICHAEL BROSNAN has been with the Company since 1998. He is a member of the Management Board and Chief Financial Officer of Management AG. He is member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was a member of the Board of Directors of Fresenius Medical Care North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

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

        RONALD KUERBITZ has been with the Company since 1997. He became a member of the Management Board of Management AG and Chief Executive Officer of Fresenius Medical Care North America on January 1, 2013. Mr. Kuerbitz is a member of the board of directors for Fresenius Medical Care Holdings, Inc. and member of the board of directors for Specialty Care Services Group, LLC. Mr. Kuerbitz has more than 20 years of experience in the health care field, having held positions in law, compliance, business development, government affairs and operations.

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

        DR OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Previously, he served as President of Global Research and Development for Draeger Medical, Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charite-clinic and Biotronik, Germany.

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

        The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom – Messrs. Krick (Chairman), Schenk (Vice-Chairman), Classon, Johnston, and Weisman – are also members of the supervisory board of our General Partner. For information regarding those members of the Supervisory Board of FMC-AG & Co. KGaA, see "The General Partner's Supervisory Board," above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

        PROF. DR. BERND FAHRHOLZ, age 66 was a member of the Supervisory Board of Management AG from April 2005 until August 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to KGaA and has been a member of the Supervisory Board of FMC-AG & Co. KGaA since the transformation. He is Vice Chairman of our Audit and Corporate

Governance Committee. Additionally, he was of counsel and a partner in several large law firms. He also is the Chairman of the Supervisory Board of SMARTRAC N.V.

        The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board held during the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member's term begins. Fresenius SE, as sole shareholder of our general partner, does not participate in the vote on discharge of the Supervisory Board. Members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

        The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner's management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner's Management Board. See Item 16.G, below, "Governance – The Legal Structure of FMC-AG & Co. KGaA." Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the AGM and make recommendations with respect to approval of the Company's financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company's auditors to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our U.S. GAAP financial statements.

B.    Compensation

Report of the Management Board of Management AG, our General Partner

        The compensation report of FMC-AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG as general partner of FMC-AG & Co. KGaA and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the Supervisory Board are described. The compensation report is part of the management report of the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as of December 31, 2013. The compensation report is prepared on the basis of the recommendations of the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

        The entire Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board is assisted in this task by a personnel committee, the Human Resources Committee. In the fiscal year, the Human Resources Committee was composed of Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston and Dr. Walter L. Weisman. See Item 16G, "Corporate Governance."

        The current Management Board compensation system was last approved by resolution of the General Meeting of FMC-AG & Co. KGaA on May 12, 2011 with a majority of 99.71% of the votes cast. Furthermore, this compensation system is reviewed by an independent external compensation expert at the beginning of each fiscal year.

        The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company's business and to reward them based on their duties and performance as well as their success in managing the Company's economic and financial position giving due regard to the peer environment.

        The amount of the total compensation of the members of the Management Board is measured taking particular account of relevant reference values of other DAX-listed companies and similar companies of comparable size and performance in the relevant industry sector.

        The compensation of the Management Board is, as a whole, performance-based and consisted of three components in the fiscal year:

  •
  non-performance-based compensation (fixed compensation and fringe benefits)

  •
  short-term performance-based compensation (one-year variable compensation)

  •
  components with long-term incentive effects (multi-year variable compensation, consisting of stock options and share-based compensations with cash settlement)

        The individual components are designed on the basis of the following criteria:

        In the fiscal year, the fixed compensation paid in Germany was divided in twelve instalments, while the fixed compensation paid in the U.S. was divided in twenty-four instalments as base salary. Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges and additional contributions to pension and health insurance.

        Performance-based compensation will also be awarded for the fiscal year as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (stock options and share-based compensations with cash settlement). The share-based compensations with cash settlement consist of phantom stocks and of the Share Based Award.

        The amount of the one-year variable compensation and of the Share Based Award depends on the achievement of the following individual and common targets:

  •
  Net income growth

  •
  Free cash flow (Net cash provided by (used in) operating activities after Capital Expenditures, before Acquisitions and Investments) in percent of revenue

  •
  Operating income margin

        The level of achievement of these targets is derived from the comparison of target amounts and actual results. Furthermore, targets are divided into Group level targets and those to be achieved in individual regions. Lastly, the various target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective (regional and/or sectoral) areas of responsibility assumed by the members of the Management Board.

        The respective minimum level of Net income growth to be achieved was at least 6% in the fiscal year, with the maximum bonus payable upon achievement of Net income growth of 15%. Furthermore, the members of the Management Board assuming Group functions and the members of the Management Board with regional responsibilities were also evaluated by reference to the development of free cash flow within the Group or in the relevant regions, respectively, during the fiscal year, with the targets being within a range of rates between 3% and 6% of the respective free cash flow in percent of revenue. For Board members without Group functions, growth of regional operating income margins within the fiscal year was compensated within individual targets ranging between 13% and 18.5%, reflecting the particularities of the respective Board responsibilities.

        The targets are, as a rule, weighted differently depending on whether the Management Board member exercises Group functions – these are Mr. Rice Powell, Mr. Michael Brosnan and Dr. Rainer Runte – or whether the Management Board member is responsible for regional earnings – these are Mr. Roberto Fusté, Dr. Emanuele Gatti and Mr. Ronald Kuerbitz – or takes on specific Management Board responsibilities without Group functions – these are Mr. Kent Wanzek for Global Manufacturing Operations and Dr. Olaf Schermeier for Research & Development. For members of the Management Board with Group functions, Net income growth accounts for 80% and is thus weighted higher than for the other Board members, where Net income growth accounts for 60%. For members of the Management Board without Group functions, a further 20% is based upon the evaluation of the operating income margin. Achievement of the target for free cash flow in percent of revenue is weighted at 20% for all members of the Management Board equally.

        Multiplying the level of target achievement by the respective fixed compensation and another fixed multiplier provides a total amount, of which a 75% share is paid out in cash to the Management Board members (one-year variable compensation) after approval of the annual financial statements for the fiscal year. Since the maximum level of target achievement is set at 120%, the Management Board's maximum achievable one-year variable compensation is limited. The Management Board's maximum achievable and minimum one-year variable compensation in the fiscal year are as follows:

	Amounts of the short-term performance-related cash compensation (annual bonus)
	Minimum	Maximum
	2013	2013
	in thousands
Rice Powell	$281	$2,475
Michael Brosnan	$163	$1,435
Roberto Fusté	$164	$1,446
Dr. Emanuele Gatti	$216	$1,928
Ron Kuerbitz	$191	$1,683
Dr. Rainer Runte	$127	$1,157
Dr. Olaf Schermeier(1)	$93	$877
Kent Wanzek	$117	$1,030

(1)
pro rata temporis

        The remaining share, amounting to 25% of the total amount calculated according to the key data above, is granted to the members of the Management Board in the form of the Share Based Award, which is included in components with long-term incentive effects. The Share Based Award is subject to a three- or four-year waiting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the Company of expired service agreements). The amount of the cash payment of the Share Based Award is based on the share price of FMC-AG & Co. KGaA ordinary shares upon exercise after the three- or four-year waiting period.

        In determining the variable compensation, it is ensured that performance-based components with long-term incentive effects (i.e. the Share Based Award as well as the stock option and phantom stock components described below) are granted in amounts which constitute at least 50% of the sum of one-and multi-year variable components. Should this turn out not to be the case mathematically, the Management Board members' contracts provide that the portion of variable compensation payable as one-year variable compensation shall be reduced and the portion payable as the Share Based Award correspondingly increased, in order to meet this requirement. The components with long-term incentive effects also contain a limitation possibility for cases of extraordinary developments. The Supervisory Board may also grant a discretionary bonus for extraordinary performance.

        In addition, a special bonus component applied in some cases for fiscal years 2006, 2007 and 2008 which was linked to the achievement of targets measured only over this three-year period but whose payment was also subject, in part, to a waiting period of several years through 2012. This bonus component also included special components linked to the achievement of extraordinary financial targets related to special integration measures (e.g. in connection with the acquisition of Renal Care Group in the U.S.) and thus required the achievement of an extraordinary increase in earnings. The present report also reflects those payments based on this earlier bonus component but exercised and paid only in the previous fiscal year (see table "Expenses for Long-term Incentive Components").

        For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

	Amount of Cash Payments
	Non-Performance Related Compensation				Performance Related Compensation		Cash Compensation (without long-term Incentive Components)
	Salary		Other(1)		Bonus
	2013	2012	2013	2012	2013	2012	2013	2012
	in thousands		in thousands		in thousands		in thousands
Rice Powell	$1,250	$990	$224	$40	$495	$1,587	$1,969	$2,617
Michael Brosnan	725	675	193	317	287	998	1,205	1,990
Roberto Fusté	730	707	400	322	370	889	1,500	1,918
Dr. Emanuele Gatti	973	899	165	148	702	1,204	1,840	2,251
Ronald Kuerbitz	850	—	35	—	668	—	1,553	—
Dr. Ben Lipps(2)	—	1,250	—	387	—	1,847	—	3,484
Dr. Rainer Runte	584	565	58	53	231	835	873	1,453
Dr. Olaf Schermeier	442	—	92	—	175	—	709	—
Kent Wanzek	521	520	70	37	403	834	994	1,391

Total	$6,075	$5,606	$1,237	$1,304	$3,331	$8,194	$10,643	$15,104

(1)
Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

(2)
Chairman of the Management Board until December 31, 2012.

        In addition to the Share Based Award, stock options under the Company's Stock Option Plan 2011 and phantom stock awards under the Phantom Stock Plan 2011 were granted to members of the Management Board as additional components with long-term incentive effects in the fiscal year. These stock-option and phantom-stock components are granted during the course of each fiscal year. The Stock Option Plan 2011, together with the Phantom Stock Plan 2011, forms the Long Term Incentive Program 2011 (LTIP 2011).

        In addition to the Members of the management boards of affiliated companies, managerial staff members of the Company and of certain affiliated companies the members of the Management Board are entitled to participate in LTIP 2011. Under LTIP 2011 a combination of stock options and phantom stock awards are granted to the participants. Stock options and phantom stock awards will be granted on specified grant days during a period of five years. The number of stock options and phantom stock awards to be granted to the members of the Management Board is determined by the Supervisory Board in its discretion. In principle all members of the Management Board are entitled to receive the same number of stock options and phantom stock awards, with the exception of the Chairman of the Management Board, who is entitled to receive double the granted quantity. At the time of the grant participants can choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50. The exercise of stock options and phantom stock awards is subject to several conditions, including the expiration of a four year waiting period, the consideration of black-out periods, the achievement of a defined success target and the existence of a service or employment relationship. Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. tax payers specific conditions apply with respect to the exercise period of phantom stock awards. The success target is achieved in each case if, during the waiting period, either the adjusted basic income per share increases by at least eight per cent per annum in comparison to the previous year in each case or – if this is not the case – the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least eight per cent per annum. If with regard to any reference year or more than one of the four reference years within the waiting period neither the adjusted basic income per share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the stock options and phantom stock awards subject to such waiting period are cancelled to such proportion to which the success target was not achieved within the waiting period, i.e. in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%.

        Additional information regarding the basic principles of the LTIP 2011 and of the other employee participation programs in place at the beginning of the fiscal year and secured by conditional capital, which entitled their participants to convertible bonds or stock options (from which, however, in the past fiscal year no further options could be issued), are described in more detail in Note 15, "Stock Options," in the Notes to Consolidated Financial Statements included in this report, in Item 6.E below, "Directors, Senior Management and Employees – Share Ownership – Options to Purchase Our Securities" and in Item 10.B below, "Additional Information – Articles of Association – General Information Regarding Our Share Capital – Conditional Capital."

        Under Stock Option Plan 2011 in the fiscal year 2,141,076 stock options were granted in total (2012: 2,166,035), with 328,680 stock options (2012: 310,005) granted to the Management Board members. Moreover, in the fiscal year 186,392 (2012: 178,729) phantom stock awards were granted under the Phantom Stock Plan 2011, of which 25,006 awards (2012: 23,407) were granted to Management Board members.

        For the fiscal year the number and value of stock options issued to members of the Management Board and the value of the share based compensations with cash settlement paid to them, each as compared to the previous year, are shown individually in the following table:

	Components with Long-term Incentive Effect
	Stock Options				Share-based Compensation with Cash Settlement(1)		Total
	2013	2012	2013	2012	2013	2012	2013	2012
	Number		in thousands		in thousands		in thousands
Rice Powell	74,700	56,025	$884	$870	$476	$794	$1,360	$1,664
Michael Brosnan	37,350	37,350	442	580	251	509	693	1,089
Roberto Fusté	37,350	37,350	442	580	278	473	720	1,053
Dr. Emanuele Gatti	29,880	29,880	354	464	482	703	836	1,167
Ronald Kuerbitz	37,350	—	442	—	378	—	820	—
Dr. Ben Lipps(2)	—	74,700	—	1,160	—	969	—	2,129
Dr. Rainer Runte	37,350	37,350	442	580	232	455	674	1,035
Dr. Olaf Schermeier	37,350	—	442	—	214	—	656	—
Kent Wanzek	37,350	37,350	442	580	290	455	732	1,035

Total	328,680	310,005	$3,890	$4,814	$2,601	$4,358	$6,491	$9,172

(1)
This includes Phantom Stocks granted to Board Members during the fiscal year. The share-based compensation amounts are based on the grant date fair value.

(2)
Chairman of the Management Board until December 31, 2012.

        The stated values of the stock options granted to the members of the Management Board in the fiscal year correspond to their fair value at the time of grant, namely a value of $11.84 (€8.92) (2012: $15.53/€12.68) per stock option. The exercise price for the stock options granted is $66.03 (€49.76) (2012: $70.17/€57.30).

        At the end of the fiscal year, the members of the Management Board held a total of 1,993,305 stock options and convertible bonds (collectively referred to as stock options; 2012: 2,201,205 stock options).

        The development and status of stock options of the members of the Management Board in the fiscal year are shown in more detail in the following table:

	Development and status of the stock options
	Rice Powell	Michael Brosnan	Roberto Fusté	Dr. Emanuele Gatti	Ronald Kuerbitz	Dr. Rainer Runte	Dr. Olaf Schermeier	Kent Wanzek	Total
Options outstanding at January 1, 2013 Number	336,150	340,878	359,169	334,698	184,002	321,210	—	160,500	2,036,607
Weighted average exercise price in $	59.02	50.16	51.88	50.40	58.96	54.36	—	63.93	54.51
Options granted during the fiscal year Number	74,700	37,350	37,350	29,880	37,350	37,350	37,350	37,350	328,680
Weighted average exercise price in $	66.03	66.03	66.03	66.03	66.03	66.03	66.03	66.03	66.03
Options exercised during the fiscal year Number	49,800	47,244	49,800	125,538	—	99,600	—	—	371,982
Weighted average exercise price in $	46.77	35.39	42.05	38.09	—	44.41	—	—	41.13
Weighted average share price in $	51.09	52.21	52.18	49.75	—	53.29	—	—	51.51
Options outstanding at December 31, 2013 Number	361,050	330,984	346,719	239,040	221,352	258,960	37,350	197,850	1,993,305
Weighted average exercise price in $	62.70	54.35	55.09	59.15	60.59	60.25	68.62	64.82	59.33
Weighted average remaining contractual life in years	4.76	3.50	3.37	4.07	4.10	4.28	7.58	5.00	4.17
Range of exercise price in $	44.09 - 79.02	27.94 - 79.02	27.94 - 79.02	44.09 - 79.02	44.09 - 79.02	44.09 - 79.02	68.62 - 68.62	44.09 - 79.02	27.94 - 79.02
Options exercisable at December 31, 2013 Number	174,300	218,934	234,669	149,400	124,002	149,400	—	85,800	1,136,505
Weighted average exercise price in $	51.81	44.63	49.38	50.63	50.86	50.63	—	53.68	49.03

        Based on the targets achieved in the fiscal year, members of the Management Board also earned entitlements to Share Based Awards totalling $1.110 million (2012: $2.751 million). On the basis of that value, determination of the specific number of virtual shares will not be made by the Supervisory Board until March of the following year, based on the then current price of the ordinary shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price and as a base for calculation of the payment of this respective share-based compensation after the three-year waiting period.

        Phantom stocks with a total value of $1.491 million (2012: $1.607 million) were granted to the Management Board members under the Company's Phantom Stock Plan 2011 in July of the fiscal year as further share-based compensation components with cash settlement.

        Therefore, the amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

	Total Compensation
	Cash Compensation (without long-term Incentive components)		Components with long-term Incentive Effect		Total Compensation (including long-term Incentive Components)
	2013	2012	2013	2012	2013	2012
	in thousands		in thousands		in thousands
Rice Powell	$1,969	$2,617	$1,360	$1,664	$3,329	$4,281
Michael Brosnan	1,205	1,990	693	1,089	1,898	3,079
Roberto Fusté	1,500	1,918	720	1,053	2,220	2,971
Dr. Emanuele Gatti	1,840	2,251	836	1,167	2,676	3,418
Ronald Kuerbitz	1,553	—	820	—	2,373	—
Dr. Ben Lipps(1)	—	3,484	—	2,129	—	5,613
Dr. Rainer Runte	873	1,453	674	1,035	1,547	2,488
Dr. Olaf Schermeier	709	—	656	—	1,365	—
Kent Wanzek	994	1,391	732	1,035	1,726	2,426

Total	$10,643	$15,104	$6,491	$9,172	$17,134	$24,276

(1)
Chairman of the Management Board until December 31, 2012.

        Components with long-term incentive effects, i.e. stock options and share-based compensation components with cash settlement, can be exercised only after the expiration of the specified vesting period. Their value is allocated over the vesting period recognized as an expense in the respective fiscal year of the vesting period. Compensation expenses attributable to the fiscal year and for the previous year are shown in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based Compensation with Cash Settlement		Share-based Compensation
	2013	2012	2013	2012	2013	2012
	in thousands		in thousands		in thousands
Rice Powell	$432	$690	$586	$564	$1,018	$1,254
Michael Brosnan	272	397	333	239	605	636
Roberto Fusté	272	492	308	284	580	776
Dr. Emanuele Gatti	239	447	495	602	734	1,049
Ronald Kuerbitz	46	—	17	—	63	—
Dr. Ben Lipps(1)	—	2,745	—	2,160	—	4,905
Dr. Rainer Runte	275	481	353	242	628	723
Dr. Olaf Schermeier	46	—	17	—	63	—
Kent Wanzek	272	397	287	211	559	608

Total	$1,854	$5,649	$2,396	$4,302	$4,250	$9,951

(1)
Chairman of the Management Board until December 31, 2012.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

        The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: there are individual contractual pension commitments for the Management Board members Mr. Rice Powell, Mr. Roberto Fusté, Dr. Emanuele Gatti, Dr. Rainer Runte, Mr. Michael Brosnan and Mr. Kent Wanzek. Under all of these commitments, Fresenius Medical Care Management AG as of the end of the fiscal year has aggregate pension obligations of $25.210 million (2012: $19.494 million).

        Each of the pension commitments provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest (at age 60 at the earliest with respect to Dr. Emanuele Gatti) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), however, calculated by reference to the amount of the recipient's most recent base salary.

        The retirement pension will be based on 30% of the last fixed compensation and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, "BetrAVG"). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member's own legitimate children (leibliche eheliche Kinder) receive an orphan's pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans' pensions and the spousal pension together reach a maximum of 90% of the Management Board member's pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before he reaches 65 or (in the case of Dr. Gatti) 60, except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching 65 or (in the case of Dr. Gatti) 60 years of age.

        Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz and Mr. Kent Wanzek participated in the U.S.-based 401(k) savings plan in the fiscal year. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The Company supports this investment, for full-time employees with at least one year of service, with a contribution of 50% of the investment made, up to a limit of 6% of income – whereupon the allowance paid by the Company is limited to 3% of the income – or a maximum of $17,500 ($23,000 for employees 50 years of age or older). The aforementioned Management Board members were each contractually enabled to participate in this plan; in the past fiscal year the Company paid out $8.800 million (2012: $9.239 million) respectively in this regard.

        Furthermore, the Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

        Additions to pension provisions in the fiscal year amounted to $5.678 million (2012: $10.893 million). The pension commitments are shown in the following table:

	Development and status of pension commitments
	As of January 1, 2013	increase	As of December 31, 2013
	in thousands
Rice Powell	$5,048	$1,148	$6,196
Michael Brosnan	1,742	654	2,396
Roberto Fusté	3,978	934	4,912
Dr. Emanuele Gatti	6,597	2,055	8,652
Ronald Kuerbitz	209	(20)	189
Dr. Rainer Runte	1,672	494	2,166
Dr. Olaf Schermeier	—	—	—
Kent Wanzek	763	413	1,176

Total	$20,009	$5,678	$25,687

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

Miscellaneous

        All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of 12 months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly instalments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the agreement.

        With Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, there is an individual agreement instead of a pension provision, to the effect that, upon termination of his employment contract/service agreement with Fresenius Medical Care Management AG, he will be retained to render consulting services to the Company for a period of ten years. Accordingly, Fresenius Medical Care Management AG and Dr. Ben Lipps entered into a consulting agreement for the period January 1, 2013 to December 31, 2022. By this consulting agreement Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as complying with a non-compete covenant. The annual consideration to be granted by Fresenius Medical Care Management AG for such services amounts for the fiscal year $730,000 (including reimbursement of expenses, temporary reimbursement of property expenses, company car provided temporarily). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounted to $4.872 million as at December 31 of the fiscal year.

        In the fiscal year, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

        The payments to U.S. Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Kent Wanzek were paid in part in the U.S. (USD) and in part in Germany (EUR). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, the increased tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in their home country, the United States, only. Therefore the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Board members' tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

        To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board against claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has obtained directors & officers liability insurance carrying a deductible which complies with the requirements of the German Stock Corporation Act (AktG). The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

        Former members of the Management Board did not receive any compensation in the fiscal year other than that mentioned under section II. above and in the present section III. As of December 31 of the fiscal year, pension obligations to these members exist in an amount of $2 million (2012: $852,000).

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

        The chairman of the Supervisory Board receives additional compensation of $80,000 and his deputy additional compensation of $40,000 per respective complete fiscal year. In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth in basic earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this variable component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the supervisory board are only entitled to the variable remuneration component if the 3 year average EPS growth of at least 8.00% is reached. The variable remuneration component, based on the target achievement, is in principle disbursed on a yearly basis, namely following approval of the Company's annual financial statements, this for the fiscal year 2013 based on the 3-year average EPS growth for the fiscal years 2011, 2012 and 2013.

        As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $40,000, or, as chairman or vice chairman of a committee, $60,000 or $50,000, respectively payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee and in the Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted. This also applies for the membership in the temporary Ad-hoc Committee in the fiscal year 2013.

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

        The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is listed in the following tables, with the table immediately positioned hereinafter displaying the fixed compensation, whilst the subsequent table sets out the performance related compensation:

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-Performance Related Compensation
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
	(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$47	$40	$267	$260
Dr. Dieter Schenk	60	60	60	60	50	50	0	—	170	170
Dr. Ulf M. Schneider(2)	160	160	0	—	70	70	7	—	237	230
Dr. Walter L. Weisman	40	40	40	40	50	50	67	60	197	190
William P. Johnston	40	40	40	40	120	120	47	40	247	240
Prof. Dr. Bernd Fahrholz(3)	0	—	80	80	—	—	50	50	130	130
Rolf A. Classon	40	40	40	40	60	60	0	—	140	140

Total	$380	$380	$380	$380	$410	$410	$218	$190	$1,388	$1,360

(1)
Shown without VAT and withholding tax

(2)
Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG

(3)
Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA

	Performance Related Compensation in FMC Management AG		Performance Related Compensation in FMC-AG & KGaA		Performance Related Compensation		Total compensation
	2013	2012	2013	2012	2013	2012	2013	2012
	(in thousands)		(in thousands)		(in thousands)		(in thousands)
Dr. Gerd Krick	$—	$35	$—	$35	$—	$70	$267	$400
Dr. Dieter Schenk	—	35	—	35	—	70	170	310
Dr. Ulf M. Schneider(1)	—	70	—	—	—	70	237	370
Dr. Walter L. Weisman	—	35	—	35	—	70	197	330
William P. Johnston	—	35	—	35	—	70	247	380
Prof. Dr. Bernd Fahrholz(2)	—	—	—	70	—	70	130	270
Rolf A. Classon	—	35	—	35	—	70	140	280

Total	$—	$245	$—	$245	$—	$490	$1,388	$2,340

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

        The Audit and Corporate Governance Committee of the Supervisory Board of FMC-AG & Co. KGaA consisted of Dr. Walter L. Weisman (Chairman), Prof. Dr. Bernd Fahrholz (Vice Chairman), Dr. Gerd Krick and Mr. William P. Johnston, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA's Supervisory Board in fulfilling its oversight responsibilities, primarily through:

  •
  overseeing management's accounting and financial reporting process, the internal performance of the internal audit function and the effectiveness of the financial control systems;

  •
  overseeing the independence and performance of the FMC-AG & Co. KGaA's outside auditors

  •
  overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global healthcare companies, including adherence to our Code of Business Conduct;

  •
  overseeing the effectiveness of our internal risk management system;

  •
  overseeing our corporate governance performance according to the German Corporate Governance Code;

  •
  providing an avenue of communication among the outside auditors, management and the Supervisory Board;

  •
  overseeing our relationship with Fresenius SE & Co. KGaA and its affiliates and reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

  •
  recommending to the Supervisory Board a candidate as independent auditors to audit our German statutory financial statements (to be proposed by the Supervisory Board for approval by our shareholders at our AGM) and approval of their fees;

  •
  retaining the services of our independent auditors to audit our U.S. GAAP financial statements and approval of their fees; and

  •
  pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

        The Audit and Corporate Governance Committee has also been in charge of conducting the internal investigation described in Item 15B, "Management's annual report on internal control over financial reporting."

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

        The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the "RRAC") whose members were Mr. William P. Johnston (Chairman), Mr. Rolf A. Classon (Vice-Chairman) and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company's affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consisted of Dr. Ulf. M. Schneider (Chairman), Dr. Gerd Krick and Dr. Walter L. Weisman.

        We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees consisting of independent directors. See Item 16G, "Corporate Governance."

D.    Employees

        At December 31, 2013, we had 90,690 employees (full-time equivalents) as compared to 86,153 at December 31, 2012, and 79,159 at December 31, 2011. The 5% increase in 2013 was mainly due to the overall growth in our business and acquisitions. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2013	2012	2011
North America
Dialysis Care	45,651	42,767	37,584
Dialysis Products	8,663	8,494	7,904

	54,314	51,261	45,488

International
Dialysis Care	24,356	23,529	22,787
Dialysis Products	11,880	11,240	10,697

	36,236	34,769	33,484

Corporate	140	123	187
Total Company	90,690	86,153	79,159

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

E.    Share ownership

        As of December 31, 2013, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding shares. At December 31, 2013, Management Board members of the General Partner held options to acquire 1,993,305 ordinary shares of which options to purchase 1,136,505 ordinary shares were exercisable at a weighted average exercise price of €35.56 ($49.03). See Item 6.B, "Directors, Senior Management and Employees – Compensation". Those options expire at various dates between 2014 and 2021.

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

Incentive plan

        In 2013, the Management Board was eligible for performance – related compensation that depended upon achievement of targets. The targets are measured by reference to operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

        Those performance-related bonuses for fiscal year 2013 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2013. The share-based component is subject to a three- or four-year vesting period, although a shorter period may apply in special cases. The amount of cash for the payment relating to the share-based component shall be based on the closing share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. The amount of the achievable bonus for each of the members of the Management Board is capped.

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

        The share-based compensation incurred under these plans for years 2013, 2012 and 2011 was $1.1 million, $2.8 million and $2.3 million, respectively.

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

        At December 31, 2013, we had awards outstanding under the terms of various prior stock-based compensation plans, including the 2001 plan. Under the 2001 plan as amended on May 16, 2013 for a conversion of preference shares to ordinary shares, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company initially representing grants for up to 4 million non-voting Preference shares. Following the Share Split in 2007 and the conversion of preference shares into ordinary shares in 2013, the convertible bonds have a par value of €0.85, bear interest at a rate of 5.5% and are entitled to convert into ordinary shares instead of non-voting preference shares. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee's obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

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

        At December 31, 2013, the Management Board members held 1,993,305 stock options for Ordinary shares and employees of the Company held 8,797,450 stock options for ordinary shares with an average remaining contractual life of 4.83 years and 4,711,245 exercisable ordinary options at a weighted average exercise price of $50.21.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

        Our outstanding share capital consists of ordinary shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt ("ADR") form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become "beneficial owners" of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz or "WpHG"), persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin") of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company's outstanding voting rights. Such notification obligations will also apply to other financial instruments that result in an entitlement to acquire shares or that causes the hedging of shares (excluding the 3% threshold).

        We have been informed that as of February 19, 2014, Fresenius SE owned 94,380,382, approximately 31.3%, of our ordinary shares.. The following schedule illustrates the latest threshold notifications furnished to us by third parties pursuant to the German Securities Trading Act:

Voting Rights Notifications (Last Reported Status)

Notifiying party	Date of reaching, exceeding or falling bellow	Reporting threshold	Reporting criteria	Percentage of voting rights	Number of voting rights
BlackRock Financial Management, Inc., New York, USA	September 18, 2012	5% Exceeding	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2 WpHG	5.002	15,105,551
BlackRock Holdco 2, Inc., Wilmington, USA	September 18, 2012	5% Exceeding	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2 WpHG	5.002	15,105,551
BlackRock, Inc., New York, USA	December 19, 2012	5% Falling below	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2 WpHG	4.970	15,017,045
British Ministry of Finance (HM Treasury), London, United Kingdom	May 21, 2013	3% Falling below	Attribution pursuant to Section 22 (1) sentence 1 No. 1 WpHG	1.270	3,847,973
The Royal Bank of Scotland Group plc, Edinburgh, United Kingdom	May 21, 2013	3% Falling below	Attribution pursuant to Section 22 (1) sentence 1 No. 1 WpHG	1.270	3,847,973
The Royal Bank of Scotland plc, Edinburgh, United Kingdom	May 21, 2013	3% Falling below	Section 21 (1) WpHG	1.270	3,847,973
Thornburg Investment Management, Inc., Santa Fé, USA	January 31, 2014	5% Falling below	Attribution pursuant to Section 22 (1) sentence 1 No. 6 WpHG	4.960	15,321,357
Mr. Garrett Thornburg, USA	January 31, 2014	5% Falling below	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as sentence 2 WpHG	4.960	15,321,357

        All of our ordinary shares have the same voting rights. However, as the sole shareholder of our General Partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16.G, "Corporate Governance – Supervisory Board."

        Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2013, 25,705,490 ordinary ADSs, each representing one half of an ordinary share, were held of record by 3,713 U.S. holders. For more information regarding ADRs and ADSs see Item 10.B, "Memorandum and Articles of Association – Description of American Depositary Receipts."

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

        The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.8% of the Fresenius SE ordinary shares. See Item 7.B, "Related party transactions – Other interests," below. According to the last information received from Allianz SE, they hold, indirectly, approximately 4.26% of the Fresenius SE ordinary shares.

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

Real Property Lease

        We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €20.3 million, which was approximately $27.0 million as of December 31, 2013, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office (Statistisches Bundesamt). The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. The current option period for the lease agreements is set to expire in 2016. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see "Item 4.D. Property, plants and equipment."

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

        Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2013, we sold products to Fresenius SE in the amount of $30.1 million. In 2013, we made purchases from Fresenius SE in the amount of $34.2 million.

        The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

        On September 10, 2008, Fresenius Kabi AG acquired Fresenius Kabi USA, Inc. (formerly APP Pharmaceuticals Inc.) ("Kabi USA"), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by Kabi USA through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization ("GPO") structure. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors' sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2013, we acquired $17.7 million of heparin from Kabi USA through the GPO.

        On July 3, 2013, we entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. We agreed to produce 3,500 units, with an option to produce a total of 4,550 units. Production of these units will commence in March of 2014 with an estimated contract value of approximately $55 million. A fairness opinion was also obtained from a reputable global accounting firm.

Services Agreement

        We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2013, Fresenius SE and its affiliates charged us approximately $103.6 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing and warehousing. For 2013 we charged approximately $7.6 million to Fresenius SE and its subsidiaries for services we rendered to them.

        We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

        During 2013, we received advances between €3.2 million and €100 million which carried interest rates between 1.363% and 1.541%. See Note 10 of the Notes to Consolidated Financial Statements, "Short-Term Borrowings and Short-Term Borrowings from Related Parties – Short-Term Borrowings from Related Parties." As of December 31, 2013, we had loans of CNY 352 million ($58.2 million) outstanding with a subsidiary of Fresenius SE at a weighted average interest rate of 6.1%, with the majority of the loans due on May 23, 2014. We also provided a loan of €4.4 million to Fresenius SE at an interest rate of 1.563% which came due and was paid on January 3, 2014. On August 19, 2009, the Company borrowed €1.5 million ($2.0 million) from the General Partner at 1.335%. The loan repayment is currently scheduled for August 20, 2014 at an interest rate of 1.796%. On November 28, 2013, the Company borrowed an additional €1.5 million ($2.0 million) from the General Partner at 1.875%. This loan is due on November 28, 2014.

Other Interests

        Dr. Dieter Schenk, Vice Chairman of the supervisory boards of FMC-AG Co. KGaA and of Management AG and a member of the supervisory board of Fresenius Management SE, is a partner in the law firm of Noerr, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. The Company incurred expenses in the amount of $1.268 million, $1.519 million, and $2.120 million for these services during 2013, 2012, and 2011, respectively. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 26.8% of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the advisory board of Else Kröner-Fresenius-Stiftung. See "– Security Ownership of Certain Beneficial Owners of Fresenius SE."

        Under the Articles of Association of FMC AG & Co. KGaA, we will pay Fresenius SE annual compensation for assuming unlimited liability at 4% of the amount of the General Partner's share capital. See Item 16G, "Corporate Governance – The Legal Structure of FMC AG & Co. KGaA," below.

General Partner Reimbursement

        Management AG is a 100% wholly-owned subsidiary of Fresenius SE. The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including compensation of the members of the General Partner's supervisory board and Management Board. The aggregate amount reimbursed to Management AG for 2013 was approximately $16.3 million for its management services during 2013 including $0.2 million as compensation for its exposure to risk as general partner. The Company's Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner's share capital (which is currently €3.0 million). See Item 16.G "Governance – The Legal Structure of FMC-AG & Co. KGaA" below.

Item 8.    Financial information

        The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7. Legal Proceedings

        The information in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Legal and Regulatory Matters," in Part III, Item 18 of this report is incorporated by this reference in response to this item. For information regarding certain tax audits and related claims, see Note 18 of the Notes to Consolidated Financial Statements, "Income Taxes."

8.A.8. Dividend Policy

        We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA's prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. As of June 28, 2013 we converted all preference shares to ordinary shares and all options for preference shares to options for ordinary shares. At December 31, 2013 we have only one class of shares outstanding.

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

        The table below provides information regarding the annual dividend per share that we paid on our Ordinary shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

Per Share Amount	2013	2012	2011
Ordinary share	€0.75	€0.69	€0.65

        We have announced that the general partner's Management Board and our Supervisory Board have proposed dividends for 2013 payable in 2014 of €0.77 per ordinary share. These dividends are subject to approval by our shareholders at our AGM to be held on May 15, 2014. Our goal is for dividend development to be more closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

        Except as described herein, holders of ADSs will be entitled to receive dividends on the Ordinary shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and distribute the dividends to ADS holders. See Item 10, "Additional Information – Description of American Depositary Receipts – Share Dividends and Other Distributions." Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in "Item 10.E. Taxation".

Item 9.    The Offer and Listing Details

A.4. and C.    Information regarding the trading markets for price history of our stock

Trading Markets

        The principal trading market for our ordinary shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see Item 10.B., "Memorandum and articles of association – Description of American Depositary Receipts." However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in Item 7.A., "Major Shareholders." Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the ordinary shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

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

        Since October 1, 1996, ADSs representing our ordinary shares (the "Ordinary ADSs"), have been listed and traded on the New York Stock Exchange ("NYSE") under the symbol FMS. Effective December 3, 2012, we effected a two-for-one split of our Ordinary ADSs outstanding and our Preference ADSs, which changed the ratio of each class of ADSs from one ADSs representing one share to two ADSs representing one share. The Depositary for the Ordinary ADSs is Bank of New York Mellon (the "Depositary").

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

        The table below sets forth for the periods indicated, the high and low closing sales prices in euro for our Ordinary shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. All shares on German stock exchanges trade in euro.

        As of February 19, 2014, the closing price for shares traded on the Frankfurt Stock Exchange was €53.50.

		Price per ordinary share (€)
		High	Low
2014	January	54.05	50.64
2013	December	51.86	49.98
	November	51.77	47.57
	October	49.28	47.00
	September	49.55	48.09
	August	50.50	47.49
2013	Fourth Quarter	51.86	47.00
	Third Quarter	54.44	47.40
	Second Quarter	58.06	51.70
	First Quarter	58.12	48.21
2012	Fourth Quarter	59.43	51.30
	Third Quarter	59.51	54.38
	Second Quarter	55.83	51.21
	First Quarter	57.03	50.80
2013	Annual	58.12	47.00
2012	Annual	59.51	50.80
2011	Annual	55.13	41.11
2010	Annual	45.79	36.10
2009	Annual	37.71	26.07

        The average daily trading volume of the Ordinary shares and traded on the Frankfurt Stock Exchange during 2013 was 820,387 shares. This is based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

Trading on the New York Stock Exchange

        As of February 19, 2014, the closing price for the ADSs traded on the NYSE was $36.52.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE. All ADS prices have been adjusted to reflect the two for one split of our ADSs in December 2012.

		Price per ordinary ADS ($)
		High	Low
2014	January	36.82	34.73
2013	December	35.61	34.27
	November	34.99	31.92
	October	33.86	31.74
	September	32.79	31.88
	August	33.54	31.59
2013	Fourth Quarter	35.61	31.74
	Third Quarter	35.50	31.02
	Second Quarter	36.07	33.40
	First Quarter	35.55	32.26
2012	Fourth Quarter	38.90	32.80
	Third Quarter	37.10	34.40
	Second Quarter	36.40	32.10
	First Quarter	37.10	33.30
2013	Annual	36.07	31.02
2012	Annual	38.93	32.13
2011	Annual	39.96	27.88
2010	Annual	32.01	23.79
2009	Annual	27.48	17.83

Item 10.    Additional information

B.    Articles of Association

        FMC-AG & Co. KGaA is a partnership limited by shares ("KGaA") (Kommanditgesellschaft auf Aktien) organized under the laws of Germany. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our registered business address is Else Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

        The following summary of the material provisions of our Articles of Association (Satzung) is qualified in its entirety by reference to the complete text of our Articles of Association. An English convenience translation of our Articles of Association has been filed with the Securities and Exchange Commission and can also be found on our website under www.fmc-ag.com. For a summary of certain other provisions of our Articles of Association relating to management by our General Partner and required ownership of our share capital by the shareholder of our general partner, See Item 16.G, "Governance – the Articles of Association of FMC-AG & Co. KGaA" above.

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

General Information Regarding Our Share Capital

        As of February 19, 2014, our share capital consists of 301,491,605 bearer ordinary shares without par value (Stückaktien). Our share capital has been fully paid in.

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

Authorized Capital

        By resolution of the AGM of shareholders on May 11, 2010, Management AG was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the Company's share capital until May 10, 2015 up to a total of €35,000,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2010/I". The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the company (indirect pre-emption rights). No Authorized Capital 2010/I has been issued as of December 31, 2013.

        In addition, by resolution of the AGM on May 11, 2010, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2010/II". The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2010/II has been issued as of December 31, 2013.

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

        In August 2013, we completed a share buy-back program in which we repurchased a total of 7,548,951 ordinary shares for a total of approximately €350 million (approximately $500 million). For a discussion of the 2013 buy-back program, see Item 16E, "Purchase of Equity Securities by the Issuer and Affiliated Purchasers" and Note 14 of the Notes to the Consolidated Financial Statements, "Shareholders' Equity."

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

Dividend Rights

        The General Partner and our Supervisory Board will propose any dividends for approval at the AGM. Usually, shareholders vote on a recommendation made by management (i.e. the General Partner) and the Supervisory Board as to the amount of dividends to be paid. Any dividends are paid once a year, generally, immediately following our AGM. Our General Partner's Management Board will propose to the shareholders at the AGM on May 15, 2014, a dividend with respect to 2013 and payable in 2014, of €0.77 per share. For information regarding dividends paid in prior years, see Item 3A, "Key Information – Selected Financial Data."

        Under German law, dividends may only be paid from our balance sheet profits (Bilanzgewinn) as determined by our unconsolidated annual financial statements as approved by our AGM and by our General Partner. Unlike our consolidated annual financial statements, which are prepared on the basis of U.S. GAAP, the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our shares that are entitled to dividend payments are held in a clearing system, the dividends will be distributed in accordance with the rules of the individual clearing system. We will publish notice of the dividends paid and the appointment of the paying agent or agents for this purpose in the German Federal Gazette (Bundesanzeiger).

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

Pre-emption Rights

        Under the German Stock Corporation Act, each shareholder in a stock corporation or partnership limited by shares has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of the company. Basically, such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period. Our general shareholders' meeting may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at the general meeting at which the resolution to exclude the pre-emption rights is passed. In addition, an exclusion of pre-emption rights requires a report by the General Partner justifying the exclusion by explaining why the interest of FMC-AG & Co. KGaA in excluding the pre-emption rights outweighs our shareholders' interests in receiving such rights. However, such justification is not required for any issue of new shares if:

  •
  we increase our share capital against contributions in cash, the amount of the capital increase does not exceed 10% of our existing share capital, and the issue price of the new shares is not significantly lower than the price for the shares quoted on a stock exchange, or

  •
  we increase our share capital against receipt of a contribution in kind and the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise.

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

Description of American Depositary Receipts

General

        The Bank of New York Mellon, a New York banking corporation, is the depositary for American Depositary Shares ("ADSs") representing our ordinary shares. Each ADS represents an ownership interest in one-half an ordinary share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and all of the holders and owners of ADSs from time to time (who become bound by the deposit agreement by their acceptance of American Depositary Receipts, or ADRs, evidencing their ADSs). Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates or may also be uncertificated. If ADSs are issued in uncertificated form, owners holding ADSs in book-entry form will receive periodic statements from the depositary showing their ownership of ADSs. In the case of beneficial holders of ADSs, owners will receive these periodic statements through their brokers.

        Prior to the mandatory conversion of our preference shares into ordinary shares (See item 4A, "History and Development of the Company"), The Bank of New York Mellon was also the depositary for ADSs representing our preference shares, with each ADS representing one-half a preference share. In connection with the mandatory conversion of our preference shares, the preference shares held by the depositary under the deposit agreement for the preference share ADSs were converted into ordinary shares, and the depositary called for surrender all of the ADSs representing our preference shares and distributed ADSs representing ordinary shares to the former preference share ADS holders.

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

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. German law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The deposit agreement sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR which contains the terms of the ADSs. Investors may obtain a copy of the deposit agreement at the SEC's Public Reference Room, located at 100 F Street N.E., Washington, D.C. 20549. The deposit agreement is also available in electronic form on the website maintained by the SEC, www.sec.gov.

Share Dividends and Other Distributions

        We may make different types of distributions with respect to our ordinary shares. The depositary has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on the shares or other deposited securities, after deducting its fees and expenses. Investors will receive these distributions in proportion to the number of underlying shares their ADSs represent.

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

  •
  Shares.  If we make a distribution in shares, the depositary may deliver additional ADSs to represent the distributed shares, unless the number of ordinary shares represented by our ADSs is adjusted in connection with the distribution. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADS holders otherwise entitled to receive fractional ADSs.

  •
  Rights to receive additional shares.  In the case of a distribution of pre-emptive rights to subscribe for ordinary shares or other subscription rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADS holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish the required evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

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

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent). Registered holders will receive the checks directly, while the distributions for beneficial owners will be first sent to the brokers, who will then distribute the cash to the rightful owners.

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

Deposit, Withdrawal and Cancellation

        The depositary will deliver ADSs if an investor or his broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

        The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as "deposited securities."

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will deliver ADSs representing the deposited as instructed.

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

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

        When an investor surrenders ADSs at the depositary's office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the whole number of ordinary shares represented by the surrendered ADSs to the account the investor directs within Clearstream Banking AG, the central German clearing firm.

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

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may release ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it is or its customer owns the shares of the ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (3) the depositary must be able to close out the pre-release in not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may discard the limit from time to time, if it thinks it is appropriate to do so.

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

Fees and Expenses

        For information regarding fees and expenses payable by holders of ADSs and amounts payable by the Depository to the Company, see Item 12.D, "American Depositary Shares – Fees and Expenses."

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

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary, as a holder of deposited securities, will make available for your inspection at its office all communications that it receives from us that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Amendment of the Deposit Agreement

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes or other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time the amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

Termination of the deposit agreement

        The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice of termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed, the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of the ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligation will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

C.    Material contracts

        For information regarding certain of our material contracts, see "Item 7.B. Major Shareholders and Related Party Transactions – Related Party Transactions." For a description of our stock option plans, see "Item 6.E. Directors, Senior Management and Employees – Share Ownership – Options to Purchase our Securities." For a description of our 2012 Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see Note 10, "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties" and Note 11, "Long-Term Debt and Capital Lease Obligations" of the Notes to Consolidated Financial Statements.

        Our material agreements include the settlement agreement that we, FMCH and NMC entered into with the Official Committee of Asbestos Injury Claimants, and the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co., a description of which appears in Note 20 of the Notes to Consolidated Financial Statements, "Legal and Regulatory Matters," and the Merger agreement among us, FMCH and RCG.

D.    Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders.

        At the present time, Germany does not restrict the export or import of capital, except for certain restrictions on transactions based on international embargo or terror prevention resolutions concerning for example Iraq, Iran, the People's Republic of Korea, Sudan or Syria. However, the Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie) may – in exceptional cases – review and prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company resident outside of the European Union or the European Free Trade Area if such acquisition constitutes a sufficiently serious threat to the public security or order. This provision is also applicable on other means of acquisition, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). In addition, residents must report (i) monthly any claims against, or any liabilities payable to, non-residents individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 million at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, under (i) exceed €500 million at the end of the quarter. Further, residents must report yearly the value (Stand) of the assets (Vermögen) of (i) non-resident companies in which either 10% or more of the shares or of the voting rights in the company are attributed to the resident, or more than 50% of the shares or of the voting rights are attributed to the resident and/or to one or more non-resident companies which are controlled by the resident and (ii) of the resident's non-resident branch offices and permanent establishments. Likewise, residents must report yearly the value of the assets of (i) resident companies in which either 10% or more of the shares or of the voting rights in the company are attributed to a non-resident, or more than 50% of the shares or the voting rights are attributed to a non-resident and/or to one or more resident companies which are controlled by a non-resident and (ii) of a non-resident's resident branch offices and permanent establishments.

        There are no limitations imposed by German law or our Articles of Association (Satzung) on the right of a non-resident to hold the shares or the ADSs evidencing shares.

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

        Subject to certain exceptions, dividends received by a non-corporate U.S. holder will be subject to a maximum U.S. federal income tax rate of 20%. The lower rate applies to dividends only if the ADSs in respect of which such dividend is paid have been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. U.S. holders should consult their own tax advisors regarding the availability of the reduced dividend rate in light of their own particular circumstances.

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

        Upon a sale or other disposition of the ADSs, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. holder's tax basis in the ADSs. Such gain or loss will generally be capital gain or loss if the ADSs are held by the U.S. holder as a capital asset, and will be long-term capital gain or loss if the U.S. holder's holding period for the ADSs exceeds one year. Individual U.S. holders are generally taxed at a maximum 20% rate on net long-term capital gains.

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

        The New York Stock Exchange currently lists American Depositary Shares representing our Ordinary shares. As a result, we are subject to the periodic reporting requirements of the Exchange Act and we file reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information and the registration statement and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Securities and Exchange Commission and the electronic sources listed in the preceding paragraph. In addition, these materials are available for inspection and copying at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, USA.

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

Reimbursement Rates

        Approximately 32% of our worldwide revenue for 2013 was for services rendered to patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company's revenues, profitability and financial condition. See Item 4.B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and "– Health Care Reform."

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

        The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2013. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2013, and the credit risk inherent to those contracts with positive market values as of December 31, 2013. All contracts expire within 23 months after the reporting date.

Foreign Currency Risk Management

December 31, 2013

(USD in millions)

Nominal amount

	2014	2015	2016	2017	2018	Total	Fair value	Credit risk
Purchase of EUR against US$	$74	5	—	—	—	$79	$4	$3
Sale of EUR against US$	840	—	—	—	—	840	(18)	—
Purchase of EUR against others	557	63	—	—	—	620	8	14
Sale of EUR against others	147	30	—	—	—	177	(2)	1
Others	36	0	—	—	—	36	(0)	0

Total	$1,654	98	—	—	—	$1,752	$(8)	$18

        A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The European Central Bank ("ECB") determines such rates ("Reference Rates") based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily at 2:15 p.m. (CET). In preparing our consolidated financial statements and in converting certain U.S. dollar amounts in this report, we have used the Year's Average Reference Rate of $1.3281 or Year's Close Reference Rate of $1.3791 per €1.00.

Year ending December 31,	Year's High	Year's Low	Year's Average	Year's Close
2009 US$ per EUR	1.5120	1.2555	1.3948	1.4406
2010 US$ per EUR	1.4563	1.1942	1.3259	1.3362
2011 US$ per EUR	1.4882	1.2889	1.3920	1.2939
2012 US$ per EUR	1.3454	1.2089	1.2848	1.3194
2013 US$ per EUR	1.3814	1.2768	1.3281	1.3791

The Reference Rate on February 19, 2014 was $1.3745 per €1.00.

Cash-Flow-at-Risk Model

        We use a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risk is the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. As of December 31, 2013, the Company's cash flow at risk amounts to $50.5 million; this means the potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months has a 95% probability of not being higher than $50.5 million.

        Significant influence on the Company's foreign currency risk is exerted by the Chinese renminbi, the U.S. dollar, the Russian ruble, the South Korean Won, and the Turkish lira. The following table shows the Company's most significant net positions in foreign currencies.

Net Positions in Foreign Currencies	Year ending December 31, 2013
(in millions)
CNY	$232
USD	133
RUB	102
KRW	67
TRY	52

Interest Rate Exposure

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

        As of December 31, 2013, the notional amount of euro-denominated interest rate swaps in place was €100 million ($138 million). Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2013, the negative fair value of our interest rate agreements is $4 million.

        The table below presents principal amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

Interest Rate Exposure

December 31, 2013

(in millions)

	2014		2015	2016	2017	2018	There- after	Totals	Fair Value Dec. 31, 2013
FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement		$200	200	200	2,038			$2,638	$2,641
Variable interest rate = 2.00%
Accounts receivable securitization program	$			351				$351	$351
Variable interest rate = 0.22%
FLOATING RATE € DEBT
Principal payments on Senior Credit Agreement	$				69			$69	$69
Variable interest rate = 1.95%
Euro Notes 2009/2014		$32						$32	$32
Variable interest rate = 5.843%
EIB loan		$193						$193	$193
Variable interest rate = 1.00%
Senior Notes 2011/2016	$			138				$138	$144
Variable interest rate = 3.73%
FIXED RATE US$ DEBT
Senior Notes 2007/2017;	$				497			$497	$569
Fixed interest rate = 6.875%
Senior Notes 2011/2018;	$					396		$396	$453
Fixed interest rate = 6.50%
Senior Notes 2011/2021;	$						646	$646	$691
Fixed interest rate = 5.75%
Senior Notes 2012/2019;	$						800	$800	$864
Fixed interest rate = 5.625%
Senior Notes 2012/2022;	$						700	$700	$742
Fixed interest rate = 5.875%
FIXED RATE € DEBT
Euro Notes 2009/2014		$15						$15	$15
Fixed interest rate = 8.3835%
Senior Notes 2010/2016	$			343				$343	$381
Fixed interest rate = 5.50%
Senior Notes 2011/2018	$					547		$547	$650
Fixed interest rate = 6.50%
Senior Notes 2011/2021	$						414	$414	$465
Fixed interest rate = 5.25%
Senior Notes 2012/2019	$						345	$345	$390
Fixed interest rate = 5.25%
INTEREST RATE DERIVATIVES
€ Payer Swaps Notional Amount	$			138				$138	$(4)
Average fixed pay rate = 1.73%				1.73%
Receive rate = 3-month EURIBOR

All variable interest rates depicted above are as of December 31, 2013

Interest Rate Sensitivity Analysis

        For purposes of analyzing the impact of changes in the relevant reference interest rates on the Company's results of operations, the Company calculates the portion of financial debt which bears variable interest and which has not been hedged by means of interest rate swaps or options against rising interest rates. For this particular portion of its liabilities, the Company assumes an increase in the reference rates of 0.5% compared to the actual rates as of reporting date. The corresponding additional annual interest expense is then compared to the Company's net income. This analysis shows that an increase of 0.5% in the relevant reference rates would have an effect of approximately 1% on the consolidated net income of the Company.

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

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

        Under the fee agreement between us and the depositary, the depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the depositary. For 2013, we received from the depositary $0.4 million in aggregate payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility and legal fees.

        In addition, in connection with the mandatory conversion of our preference shares into ordinary shares (see Item 4A, "History and Development of the Company" and Item 10, "Additional Information – Description of American Depositary Receipts – General"), the depositary waived its customary fees in connection with the deposit of the ordinary shares into which the preference shares held by the depositary had been converted, the surrender of preference share ADSs by the holders and the issuance of ordinary shares ADSs to former preference share ADS holders.

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

        None

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable

Item 15A.    Disclosure Controls and Procedures

        The Company's management, including the members of the Management Board of our general partner performing the functions Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Exchange Act Rule 13a-15. Based on that evaluation, the persons performing the functions of Chief Executive Officer and Chief Financial Officer concluded in connection with the filing of this report that the disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the general partner's Management, including the general partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

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

        As of December 31, 2013, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2013 is effective.

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

        The Company has received communications alleging certain conduct in certain countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an internal review with the assistance of independent counsel retained for such purpose. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") that allegations have been made and of the Company's internal review. The Company's review and dialogue with the SEC and DOJ are ongoing.

        The review has identified conduct that raises concerns under the FCPA or other anti-bribery laws that may result in monetary penalties or other sanctions. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. Given the current status of the internal review, the Company cannot reasonably estimate the possible loss or range of possible loss that may result from the identified matters or from the final outcome of the continuing internal review. Accordingly, no provision with respect to these matters has been made in the accompanying consolidated financial statements.

        The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company is fully committed to FCPA compliance.

        Management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2013, is stated in its report included on page F-2.

Item 15C.    Attestation report of the registered public accounting firm

        The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-5.

Item 15D.    Changes in Internal Control over Financial Reporting

        There have been no changes in the Company's internal control over financial reporting that occurred during fiscal year 2013, which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Supervisory Board has determined that each of Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman and Mr. William P. Johnston qualify as an audit committee financial expert and is "independent" as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

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

        In the AGM held on May 16, 2013, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2013 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2013	2012
	(in thousands)
Audit fees	$10,062	$11,208
Audit related fees	32	424
Tax fees	578	443
Other fees	3,904	1,536

Total	$14,576	$13,611

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

Audit Committee's pre-approval policies and procedures

        As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with International Financial Reporting Standards. Our supervisory board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to approval by our shareholders at our AGM in accordance with German law.

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

        During 2013, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 million.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

        Under the share buyback program announced by the Company in its ad hoc disclosure on April 4, 2013 the Company repurchased 7,548,951 bearer ordinary shares in the period from May 20, 2013 until the completion of the program on August 14, 2013. The Company thereby made use of the authorization pursuant to Section 71 para. 1 no. 8 of the German Stock Corporation Act to acquire treasury shares as granted by the Company's AGM on May 12, 2011.The treasury shares acquired by the Company will be used to serve the sole purposes of either reducing the registered share capital of the company by cancellation of the acquired treasury shares, or fulfilling employee participation programs of the Company. The share buyback was affected in accordance with the safe harbor provisions pursuant to Sections 14 para. 2.20a paragraph 3 of the German Securities Trading Act in conjunction with the provisions of the Commission Regulation (EC) No 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of the European Parliament and of the Council with regard to exemptions for buyback programs and stabilization of financial instruments (EC-Reg). As of December 31, 2013, all purchased shares are still being held by the Company and represent €384,966 million or 2.4% percent of the Company's share capital.

        See Note 14 for information in the columnar format required by Item 16E regarding the share buyback program completed during the fiscal year covered by this report.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable

Item 16G.    Corporate Governance

Introduction

        ADSs representing our ordinary shares are listed on the New York Stock Exchange ("NYSE"). However, because we are a "foreign private issuer," as defined in the rules of the Securities and Exchange Commission ("SEC"), we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE's Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with "say-on-pay" and "say-on-when" advisory votes related to the compensation of certain executive officers, are implemented through the SEC's proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board was reviewed by an independent external compensation expert at the beginning of 2013. See Item 6B, "Directors, Senior Management and Employees – Compensation – Compensation of the Management Board." Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including, if it is adopted as proposed, the requirement to disclose the ratio of the median of the total compensation of all employees of an issuer to the total compensation of the issuer's chief executive officer) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in the Form 20-F and generally limit our disclosure to the information we disclose under German law. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

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

The Legal Structure of FMC-AG & Co. KGaA

        A partnership limited by shares (Kommanditgesellschaft, or "KGaA") is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation (Aktiengesellschaft, or "AG"), the share capital of a KGaA is held by its shareholders. A KGaA is similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand. Our General Partner, Management AG, is a wholly-owned subsidiary of Fresenius SE. KGaAs and AGs are the only legal forms provided by German law for entities whose shares trade on a German stock exchange.

        A KGaA's corporate bodies are its general partner, its supervisory board and the general meeting of shareholders. A KGaA may have one or more general partners who conduct the business of the KGaA. However, unlike an AG, in which the supervisory board appoints the management board, the supervisory board of a KGaA has no influence on appointment of the managing body – the general partner. Likewise, the removal of the general partner from office is subject to very strict conditions. General partners may, but are not required to, purchase shares of the KGaA. General partners are personally liable for the liabilities of the KGaA in relations with third parties subject, in the case of corporate general partners, to applicable limits on liability of corporations generally.

Management and Oversight

        The management structure of FMC-AG & Co. KGaA is illustrated as follows:

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

        The General Partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the General Partner will be compensated or reimbursed for all outlays in connection with conducting the business of the Company, including the remuneration of members of the general partner's Management Board and its supervisory board. See "The

Articles of Association of FMC-AG & Co. KGaA – Organization of the Company" below and Item 7.B., "Major Shareholders and Related Party Transactions". FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The General Partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. AG & Co. KGaA. In case of a capital increase of the capital of the General Partner during the year the annual compensation must be calculated pro rata subject to the registration of such capital increase. This payment of the annual compensation constitutes a guaranteed compensation for undertaking liability and an indirect return on Fresenius SE's investment in the share capital of Management AG. This payment is also required for tax reasons, to avoid a constructive dividend by the General Partner to Fresenius SE in the amount of reasonable compensation for undertaking liability for the obligations of FMC AG & Co. KGaA. FMC AG & Co. KGaA will also reimburse the General Partner for the remuneration paid to the members of the Management Board and its supervisory board.

        The position of the general partners in a KGaA is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the KGaA's general meeting and (iii) the independence of general partners from the influence of the KGaA shareholders as a collective body (See "General Meeting", below). Because Fresenius SE is the sole shareholder of Management AG, Fresenius SE has the sole power to elect the supervisory board of Management AG which appoints the members of the Management Board of Management AG, who act on behalf of the General Partner in the conduct of the company's business and in relations with third parties. In accordance to §76 AktG the management of an AG in principle is not bound by instructions of its supervisory board or of Fresenius SE as sole shareholder.

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

        The General Partner's supervisory board appoints the members of the General Partner's Management Board and supervises and advises them in managing Management AG and the Company. The Management Board conducts the business activities of our Company in accordance with the rules of procedure adopted by the General Partner's supervisory board pursuant to the German Corporate Governance Code. Under these rules of procedure, certain transactions are subject to the consent of the supervisory board of Management AG. These transactions include, among others:

  •
  The taking on lease of Management AG, FMC-AG & Co. KGaA and its subsidiaries ("Enterprises") or for the lease of affiliated Enterprises or substantial parts thereof;

  •
  The acquisition, formation, elimination and encumbrance of an equity participation in other Enterprises as far as a value of twenty million EUR is exceeded in individual cases;

  •
  The adoption of new or the abandonment of existing lines of business or establishments;

  •
  Certain transactions with or towards affiliated.

        Five of the six members of the Supervisory Board are also members of the supervisory board of Management AG. The Company and Fresenius SE have entered into a pooling agreement requiring that at least one-third (and not less than two) members of the General Partner's supervisory board be "independent directors" – i.e., persons without a substantial business or professional relationship with the Company, Fresenius SE, or any affiliate of either, other than as a member of the supervisory boards of the Company or the General Partner. See below, "Description of the Pooling Arrangements."

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

        In recent history, there has been a trend towards selecting shareholder representatives for supervisory boards from a wider spectrum of candidates, including representatives from non-German companies, in an effort to introduce a broader range of experience and expertise and a larger degree of independence. In this regard, see the discussion of the German Corporate Governance Code recommendations regarding the composition of supervisory boards in Item 16G, "Corporate Governance – Comparison with U.S. and NYSE Governance Standards and Practices." German regulations also have several rules applicable to supervisory board members which are designed to ensure that the supervisory board members as a group possess the knowledge, ability and expert experience to properly complete their tasks as well as to ensure a certain degree of independence of the board's members. In addition to prohibiting members of the management board from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

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

        Under the Articles of Association, possession of the power to control management of the Company through ownership of the General Partner is conditioned upon ownership of a specific minimum portion of the Company's share capital. Under German law, Fresenius SE could significantly reduce its holdings in the Company's share capital while at the same time retaining its de facto control over the Company's management through its ownership of the shares of the General Partner. The Articles of Association of FMC-AG & Co. KGaA required that a parent company shall hold an interest of more than 25% of the share capital of FMC-AG & Co. KGaA. As a result, the General Partner will be required to withdraw from FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company's share capital. The effect of this provision is that Fresenius SE may not reduce its capital participation in FMC-AG & Co. KGaA below such amount without causing the withdrawal of the General Partner. The Articles of Association also permit a transfer of all shares in the General Partner to the Company, which would have the same effect as withdrawal of the General Partner.

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

        In the event that the General Partner withdraws from FMC-AG & Co. KGaA as described above or for other reasons, the Articles of Association provide for continuation of the Company as a so-called "unified KGaA" (Einheits-KGaA), i.e., a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. Upon the coming into existence of a "unified KGaA", the shareholders of FMC-AG & Co. KGaA would effectively be restored to the status as shareholders in an AG, since the control over the General Partner would be exercised by FMC-AG & Co. KGaA's Supervisory Board pursuant to the Articles of Association. If the KGaA is continued as a "unified KGaA," an extraordinary general meeting or the next AGM would vote on a change in the legal form of the partnership limited by shares into a stock corporation. In such a case, the change of legal form back to the stock corporation would be facilitated by provisions of the Articles of Association requiring only a simple majority vote and that the General Partner consent to the transformation of legal form.

        The Articles of Association provide that to the extent legally required, the General Partner must declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.

        The articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a qualified majority (in excess of 75% of the voting shares) and with the consent of the general partner. Therefore, neither group (i.e., the KGaA shareholders nor the general partner(s)) can unilaterally amend the articles of association without the consent of the other group. Fresenius SE will, however, continue to be able to exert significant influence over amendments to the Articles of Association through its ownership of a significant percentage of the Company's ordinary shares, since such amendments require a qualified majority (in excess of 75%) of the shares present at the meeting rather than three quarters of the outstanding shares.

Description of the Pooling Arrangements

        Prior to the transformation of legal form of FMC-AG to FMC-AG & Co. KGaA, FMC-AG, Fresenius SE and the independent directors (as defined in the pooling agreements referred to below) of FMC-AG were parties to two pooling agreements for the benefit of the holders of our ordinary shares and the holders of our preference shares (other than Fresenius SE and its affiliates). Upon consummation of the transformation in February 2006 and completion of the conversion offer made to holders of our preference shares in connection with the transformation, we entered into pooling arrangements that we believe provide similar benefits for the holders of the ordinary shares (and, until the mandatory conversion of our preference shares in June 2013, the preference shares) of FMC-AG & Co. KGaA. The following is a summary of the material provisions of the pooling arrangements which we have entered into with Fresenius SE and our independent directors.

General

        The pooling arrangements have been entered into for the benefit of all persons who, from time to time, beneficially own our ordinary shares, including owners of ADSs evidencing our ordinary shares, other than Fresenius SE and its affiliates or their agents and representatives. Beneficial ownership is determined in accordance with the beneficial ownership rules of the SEC.

Independent Directors

        Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the Supervisory Board of FMC-AG & Co. KGaA or as a member of the supervisory board of Management AG. If an independent director resigns, is removed, or is otherwise unable or unwilling to serve in that capacity, a new person shall be appointed to serve as an independent director in accordance with the provisions of the articles of association of the General Partner, and the pooling arrangements, if as a result of the resignation or removal the number of independent directors falls below the required minimum. The provisions of the pooling agreement relating to independent directors are in addition to the functions of the joint committee established in connection with the transformation of our legal form (See Item 6C, "Directors, Senior Management and Employees-Board Practices"), and are also in addition to the requirement of Rule 10A-3 under the Exchange Act that our audit committee be composed solely of independent directors as defined in that rule. We have identified the members of Management AG's supervisory board who are independent for purposes of our pooling arrangements in Item 6.B., "Directors, Senior Management and Employees – The General Partner's Supervisory Board."

Extraordinary Transactions

        Under the pooling arrangements, we and our affiliates on the one hand, and Management AG and Fresenius SE and their affiliates on the other hand, must comply with all provisions of German law regarding: any merger, consolidation, sale of all or substantially all assets, recapitalization, other business combination, liquidation or other similar action not in the ordinary course of our business, any issuance of shares of our voting capital stock representing more than 10% of our total voting capital stock outstanding, and any amendment to our articles of association which adversely affects any holder of ordinary shares.

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

Listing of American Depositary Shares; SEC Filings

        During the term of the pooling agreement, Fresenius SE has agreed to use its best efforts to exercise its rights as the direct or indirect holder of the general partner interest in Fresenius Medical Care AG & Co. KGaA to cause us to, and we have agreed to:

  •
  maintain the effectiveness of the deposit agreement for the ordinary shares, or a similar agreement, and to assure that the ADSs evidencing the ordinary shares are listed on either the New York Stock Exchange or the Nasdaq Stock Market;

  •
  file all reports, required by the New York Stock Exchange or the Nasdaq Stock Market, as applicable, the Securities Act, the Exchange Act and all other applicable laws;

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

  •
  furnish materials to the SEC with respect to annual and special shareholder meetings under cover of Form 6-K and make the materials available to the depositary for distribution to holders of ordinary share ADSs; and

  •
  make available to the depositary for distribution to holders of ADSs representing our ordinary shares on an annual basis, a copy of any report prepared by the supervisory board or the supervisory board of the general partner and provided to our shareholders generally pursuant to Section 314(2) of the German Stock Corporation Act, or any successor provision. These reports concern the results of the supervisory board's examination of the managing board's report on our relation with affiliated enterprises.

        We undertook similar commitments with respect to the listing of the preference share ADSs and distribution of voting materials, reports and other information to the holders of such ADSs until the preference share ADSs were delisted from the New York Stock Exchange in connection with the mandatory conversion of our preference shares into ordinary shares. The provisions of the pooling agreement relating to our ordinary shares (including ordinary shares represented by ordinary share ADSs) continue in effect following the mandatory conversion of our preference shares.

Term

        The pooling arrangements will terminate if:

  •
  Fresenius SE or its affiliates acquire all our voting shares;

  •
  Fresenius SE's beneficial ownership of our outstanding share capital is reduced to less than 25%;

  •
  Fresenius SE or an affiliate of Fresenius SE ceases to own the general partner interest in FMC-AG & Co. KGaA; or

  •
  we no longer meet the minimum threshold for obligatory registration of the ordinary shares or ADSs representing our ordinary shares under Section 12(g)(1) of the Exchange Act and Rule 12g-1 thereunder.

Amendment

        Fresenius SE and a majority of the independent directors may amend the pooling arrangements, provided, that beneficial owners of 75% of the ordinary shares held by shareholders other than Fresenius SE and its affiliates at a general meeting of shareholders approve such amendment.

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

        The Articles of Association of FMC-AG & Co. KGaA provide that Management AG is authorized to transfer up to a maximum of half of the annual profits of FMC-AG & Co. KGaA to other retained earnings in preparing the annual financial statements.

Articles of Association of Management AG

        As a separate corporation, Management AG, has its own articles of association.

        The amount of Management AG's share capital is €3,000,000, issued as 3,000,000 registered shares without par value.

Directors' Share Dealings

        According to Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz,), members of the management and supervisory boards or other employees in management positions and their close associates are required to inform the Company within five business days when buying or selling our shares and financial instruments based on them if the volume exceeds € 5,000 within a single year. We publish the information received in these reports on our web site in accordance with the regulations as well as in our

Annual Report to Shareholders. The members of the management and supervisory boards of the General Partner and of the Company are not subject to the reporting requirements of Section 16 of the Exchange Act with respect to their transactions in our shares.

Comparison with U.S. and NYSE Governance Standards and Practices

        The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, our status as a foreign private issuer exempts us from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code. The most recent version of the German Corporate Governance Code is dated May 13, 2013. While the German Corporate Governance Code's governance rules applicable to German corporations are not legally binding, companies failing to comply with the German Corporate Governance Code's recommendations must disclose publicly how and for what reason their practices differ from those recommended by the German Corporate Governance Code. A convenience translation of our most recent annual "Declaration of Compliance" will be posted on our web site, www.fmc-ag.com on the Investor Relations page under "Corporate Governance/Declaration of Compliance" together with our declarations for prior years.

        Some of the German Corporate Governance Code's recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board should specify concrete objectives regarding its composition which -inter alia- shall also take into account potential conflicts of interest and what the Supervisory Board considers as an adequate number of independent members. Similarly, if a substantial and not merely temporary conflict of interest arises during the term of a member of the supervisory board, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. The Company's Supervisory Board includes three members who also serve on the supervisory board of the General Partner and who serve on our Audit and Governance Committee and are independent under SEC Rule 10A-3 and NYSE Rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively), and our pooling agreement requires that at least one-third (but not less than two) members of the General Partner's supervisory board be "independent" within the meaning of that pooling agreement. See Item 6A, "Directors, Senior Management and Employees – Directors and Senior Management – the General Partner's Supervisory Board" and "Description of the Pooling Arrangements:" above. Any supervisory board must be composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks.

        Recommendations of the German Corporate Governance Code with which we do not currently comply are the requirement to agree severance payment caps with specified limits in contracts with the members of the Management Board to cap the amount of compensation for the Management Board, both overall and for variable compensation components, and to present the compensation for each individual member of the Management Board in the compensation report for fiscal years starting after December 31, 2013 by using corresponding model tables. Additionally the recommendations of the German Corporate Governance Code regarding specification of concrete objectives in terms of composition of the Supervisory Board (taking into account the international activities of the enterprise, potential conflicts of interest, Supervisory Board age limits, what the Supervisory Board considers as an adequate number of independent members and diversity (including stipulation of an appropriate degree of female representation)), which shall be published and taken into account in recommendations made by the Supervisory Board to the competent election bodies have not been met and will not be met. The Company's deviations from the recommendations of the German Corporate Governance Code are reviewed annually in preparation for the publication of the current year's Declaration of Compliance. Furthermore, the status of the implementation of specified objections shall be annually published in the Corporate Governance Report. These recommendations are not adhered to. The employment contracts with the members of the Management Board do not contain severance payment arrangements for the case of premature termination of the contract and consequentially do not contain a limitation on any severance payment amount. Uniform severance payment arrangements of this kind would contradict the concept practiced by FMC-AG & Co. KGaA in accordance with the German Stock Corporation Act according to which employment contracts of the members of the Management Board are, in principle, concluded for the period of their appointment. They would also not allow for well-balanced assessment in an individual case. The service agreements also do not provide for caps regarding specific amounts for all compensation components and accordingly not for caps regarding specific amounts for the overall compensation. Introducing caps regarding specific amounts in relation to stock-based compensation elements would contradict the basic idea of the members of the Management Board participating appropriately in the economic opportunities and risks of the Company. Instead, FMC-AG & Co. KGaA pursues a flexible concept considering each individual case. Since FMC-AG & Co. KGaA does not provide for caps regarding specific amounts for all compensation elements and, therefore, does not provide for caps regarding specific amounts for the overall compensation, the compensation report cannot meet all recommendations of the Code in the future and in particular cannot use the corresponding model tables. We further believe that as composition of the Supervisory Board needs to be aligned to the enterprise's interest and has to ensure the effective supervision and consultation of the Management Board it is a matter of principle and of prime importance that each member is suitably qualified. Therefore, when discussing its recommendations to the competent election bodies, the Supervisory Board will take into account the international activities of the enterprise, potential conflicts of interest, what the Supervisory Board consider as an adequate number of independent directors and diversity. This includes the aim to establish an appropriate female representation on a long-term basis. However, as we believe it to be in the enterprise's interest not to limit the selection of qualified candidates in a general way, the Supervisory Board confines itself to a general declaration of intent and particularly refrains from fixed diversity quotas and from an age limit. The next regular elections of the Supervisory Board will take place in the year 2016. Therefore, as a practical matter, a report on implementation of the general declaration of intent cannot be made until then.

        As noted in the Introduction, as a company listed on the NYSE, we are required to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act. The NYSE's listing standards applicable to U.S. domestic listed companies require that such companies also maintain a nominating committee to select nominees to the board of directors and a compensation committee, each consisting solely of directors who are "independent" as defined in the NYSE's governance rules.

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

        In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. SEC Rule 10C-1, adopted pursuant to the Dodd-Frank Act, requires that national securities exchanges revise their listing rules to prohibit the listing of the equity securities of a company that does not maintain a compensation committee consisting solely of independent directors, with independence to be determined considering all relevant factors. The NYSE has amended its compensation committee rule to implement SEC Rule 10C-1 and, under those amendments, foreign private issuers, we continue to be exempt from all requirements to maintain an independent compensation committee. At the present time, we do not maintain a compensation committee and these functions are carried out by our General Partner's supervisory board, as a whole assisted, with respect to compensation matters, by its Human Resources Committee. See "Directors, Senior Management and Employees – Compensation – Compensation of the Management Board" and "Directors – Senior Management and Employees – Board Committees." We have also established a nomination committee and we have established a joint committee (the "Joint Committee") (gemeinsamer Ausschuss) together with Management AG, of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures.

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
2.2	Amendment to the form of American Depositary Receipt for American Depositary Shares representing Ordinary Shares (incorporated by reference to the amended prospectus filed May 16, 2013).
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
2.25
Credit Agreement dated as of October 30, 2012 among the Registrant, Fresenius Medical Care Holdings, Inc., and certain subsidiaries of the Registrant as borrowers and guarantors, Bank of America N.A., as administrative agent, Deutsche Bank AG New York Branch, as sole syndication agent, Commerzbank AG, New York Branch, JPMorgan Chase Bank, National Association, The Bank of Nova Scotia, Suntrust Bank, Unicredit Bank AG, New York Branch, and Wells Fargo Bank, National Association, as co-documentation agents, and the lenders named therein (incorporated by reference to Exhibit 2.25 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
2.26
Sixth Amended and Restated Transfer and Administration Agreement dated as of January 17, 2013 by and among NMC Funding Corporation, as Transferor, National Medical Care, Inc., as initial collection agent, Liberty Street Funding LLC, and other conduit investors party thereto, the financial institutions party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Barclays Bank PLC, Credit Agricole Corporate and Investment Bank, New York, PNC Bank, National Association, Royal Bank of Canada, as administrative agents, and The Bank of Nova Scotia, as an administrative agent and as agent (incorporated by reference to Exhibit 2.35 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
2.27
Second Amended and Restated Receivables Purchase Agreement dated January 17, 2013 between National Medical Care, Inc. and NMC Funding Corporation (incorporated by reference to Exhibit 2.39 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
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
4.9
English Convenience translation of Amendment for Lease Agreement for Manufacturing Facilities dated February 8, 2011 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
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
4.14
English Convenience translation of Amendment for Lease Agreement for Manufacturing Facilities dated February 8, 2011, by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
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
4.27
Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as Borrowers and Fresenius AG as Lender (incorporated herein by reference to Exhibit 4.3 to the Registrant's Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)
4.28
Allonge dated September 29, 2010 to Amended and Restated Subordinated Loan Note dated as of March 31, 2006 (incorporated by reference to Exhibit 10.5 to the Registrant's Amended Report on Form 6-K/A for the month of November 2010, furnished April 8, 2011).(1)
4.29
Agreement and Plan of Merger by and among Bio-Medical Applications Management Company, Inc., PB Merger Sub, Inc., Liberty Dialysis Holdings, Inc., certain stockholders of Liberty Dialysis Holdings, Inc., LD Stockholder Representative, LLC, and Fresenius Medical Care Holdings, Inc. dated as of August 1, 2011(incorporated by reference to Exhibit 10.5 to the Registrant's Report of Form 6 K for the month of November 2011, furnished November 3, 2011).(1)
4.30
Dialysis Organization Agreement effective January 1, 2012 by and among Amgen Inc., Amgen USA Inc., and Fresenius Medical Care Holdings Inc. (incorporated by reference to Exhibit 4.32 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012)(1)
4.31
General Agreement 2013 (mainly related to information technology services) dated May 8, 2013 by and between FMC-AG and Fresenius Netcare GmbH. (incorporated by reference to Exhibit 4.32 to the Registrant's Report on Form 6-K for the month of July 2013, filed July 30, 2013).
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

DATE: February 25, 2014

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

        As of December 31, 2013, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2013.

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

        The Company's internal control over financial reporting as of December 31, 2013 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 25, 2014	FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
	By:	/s/ RICE POWELL

	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
	By:	/s/ MICHAEL BROSNAN

	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fresenius Medical Care's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2014 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Frankfurt am Main, Germany

February 25, 2014

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the internal control over financial reporting of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care's management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 25, 2014 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 25, 2014

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2013	2012	2011
Net revenue:
Dialysis Care	$11,414,734	$10,772,124	$9,507,173
Less: Patient service bad debt provision	284,648	280,365	224,545
Net Dialysis Care	11,130,086	10,491,759	9,282,628
Dialysis Products	3,479,641	3,308,523	3,287,887

	14,609,727	13,800,282	12,570,515
Costs of revenue:
Dialysis Care	8,266,635	7,649,514	6,861,197
Dialysis Products	1,604,695	1,549,515	1,557,277

	9,871,330	9,199,029	8,418,474
Gross profit	4,738,397	4,601,253	4,152,041
Operating (income) expenses:
Selling, general and administrative	2,391,927	2,224,715	2,001,825
Gain on sale of dialysis clinics	(9,426)	(36,224)	(4,551)
Research and development	125,805	111,631	110,834
Income from equity method investees	(26,105)	(17,442)	(30,959)
Other operating expenses	—	100,000	—

Operating income	2,256,196	2,218,573	2,074,892
Other (income) expense:
Investment Gain	—	(139,600)	—
Interest income	(38,942)	(44,474)	(59,825)
Interest expense	447,503	470,534	356,358

Income before income taxes	1,847,635	1,932,113	1,778,359
Income tax expense	592,012	605,136	601,097

Net income	1,255,623	1,326,977	1,177,262
Less: Net income attributable to noncontrolling interests	145,733	140,168	106,108

Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,109,890	$1,186,809	$1,071,154

Basic earnings per share	$3.65	$3.89	$3.54

Fully diluted earnings per share	$3.65	$3.87	$3.51

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
For the years ended December 31,
(in thousands, except share data)

	2013	2012	2011
Net Income	$1,255,623	$1,326,977	$1,177,262

Gain (loss) related to cash flow hedges	22,532	24,019	(102,446)
Actuarial gains (losses) on defined benefit pension plans	64,989	(103,178)	(81,906)
Gain (loss) related to foreign currency translation	(114,439)	63,803	(181,234)
Income tax (expense) benefit related to components of other comprehensive income	(33,600)	8,831	72,617

Other comprehensive income (loss), net of tax	(60,518)	(6,525)	(292,969)

Total comprehensive income	$1,195,105	$1,320,452	$884,293
Comprehensive income attributable to noncontrolling interests	143,689	139,989	104,861

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,051,416	$1,180,463	$779,432

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$682,777	$688,040
Trade accounts receivable less allowance for doubtful
accounts of $413,165 in 2013 and $328,893 in 2012	3,037,274	3,019,424
Accounts receivable from related parties	153,118	137,809
Inventories	1,097,104	1,036,809
Prepaid expenses and other current assets	1,037,391	977,537
Deferred taxes	279,052	267,837

Total current assets	6,286,716	6,127,456
Property, plant and equipment, net	3,091,954	2,940,603
Intangible assets	757,876	710,116
Goodwill	11,658,187	11,421,889
Deferred taxes	104,167	89,152
Investment in equity method investees	664,446	637,373
Other assets and notes receivables	556,560	399,409

Total assets	$23,119,906	$22,325,998

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$542,597	$622,294
Accounts payable to related parties	123,929	123,350
Accrued expenses and other current liabilities	2,012,533	1,787,471
Short-term borrowings and other financial liabilities	96,648	117,850
Short-term borrowings from related parties	62,342	3,973
Current portion of long-term debt and capital lease obligations	511,370	334,747
Income tax payable	170,360	150,003
Deferred taxes	34,194	30,303

Total current liabilities	3,553,973	3,169,991
Long-term debt and capital lease obligations, less current portion	7,746,920	7,785,740
Long-term debt from related parties	—	56,174
Other liabilities	329,561	260,257
Pension liabilities	435,858	457,673
Income tax payable	176,933	201,642
Deferred taxes	743,390	664,001

Total liabilities	12,986,635	12,595,478
Noncontrolling interests subject to put provisions	648,251	523,260
Shareholders' equity:
Preference shares, no par value, €1.00 nominal value (see Note 14)	—	4,462
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 308,995,730 issued and 301,446,779 outstanding	382,411	374,915
Treasury stock, at cost	(505,014)	—
Additional paid-in capital	3,530,337	3,491,581
Retained earnings	6,377,417	5,563,661
Accumulated other comprehensive (loss) income	(550,587)	(492,113)

Total FMC-AG & Co. KGaA shareholders' equity	9,234,564	8,942,506
Noncontrolling interests not subject to put provisions	250,456	264,754
Total equity	9,485,020	9,207,260

Total liabilities and equity	$23,119,906	$22,325,998

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2013	2012	2011
Operating Activities:
Net income	$1,255,623	$1,326,977	$1,177,262
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	648,225	602,896	557,283
Change in deferred taxes, net	15,913	75,170	159,181
(Gain) loss on sale of investments	(9,426)	(36,224)	(7,679)
(Gain) loss on sale of fixed assets	(23,558)	6,700	(1,306)
Investment (gain)	—	(139,600)	—
Compensation expense related to stock options	13,593	26,476	29,071
Cash inflow (outflow) from hedging	(4,073)	(13,947)	(58,113)
Investments in equity method investees, net	2,335	22,512	(30,959)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(41,280)	(43,344)	(252,794)
Inventories	(54,918)	(48,279)	(151,890)
Prepaid expenses, other current and non-current assets	67,875	88,413	(130,858)
Accounts receivable from related parties	(10,968)	(25,859)	(11,669)
Accounts payable to related parties	(3,743)	10,064	(4,495)
Accounts payable, accrued expenses and other current and non-current liabilities	215,264	225,586	132,406
Income tax payable	(36,057)	(38,478)	41,042

Net cash provided by (used in) operating activities	2,034,805	2,039,063	1,446,482

Investing Activities:
Purchases of property, plant and equipment	(747,938)	(675,310)	(597,855)
Proceeds from sale of property, plant and equipment	19,847	9,667	27,325
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(495,725)	(1,878,908)	(1,785,329)
Proceeds from divestitures	18,276	263,306	9,990

Net cash provided by (used in) investing activities	(1,205,540)	(2,281,245)	(2,345,869)

Financing Activities:
Proceeds from short-term borrowings	381,603	174,391	189,987
Repayments of short-term borrowings	(397,682)	(163,059)	(248,821)
Proceeds from short-term borrowings from related parties	18,593	39,829	146,872
Repayments of short-term borrowings from related parties	(18,228)	(64,112)	(127,015)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $178,593 in 2012 and $127,854 in 2011)	441,278	4,750,730	2,706,105
Repayments of long-term debt and capital lease obligations	(617,499)	(3,589,013)	(957,235)
Redemption of trust preferred securities	—	—	(653,760)
Increase (decrease) of accounts receivable securitization program	189,250	(372,500)	24,500
Proceeds from exercise of stock options	111,300	121,126	94,893
Proceeds from conversion of preference shares into ordinary shares	34,784	—	—
Purchase of treasury stock	(505,014)	—	—
Dividends paid	(296,134)	(271,733)	(280,649)
Distributions to noncontrolling interests	(216,758)	(195,023)	(129,542)
Contributions from noncontrolling interests	66,467	37,704	27,824

Net cash provided by (used in) financing activities	(808,040)	468,340	793,159

Effect of exchange rate changes on cash and cash equivalents	(26,488)	4,590	40,650

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(5,263)	230,748	(65,578)
Cash and cash equivalents at beginning of period	688,040	457,292	522,870

Cash and cash equivalents at end of period	$682,777	$688,040	$457,292

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the years ended December 31, 2013, 2012 and 2011
(in thousands, except share data)

	Preference Shares		Ordinary Shares		Treasury Stock					Total FMC-AG & Co. KGaA shareholders' equity
									Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2010	3,957,168	$4,440	298,279,001	$369,002	—	$—	$3,339,781	$3,858,080	$(194,045)	$7,377,258	$146,653	$7,523,911
Proceeds from exercise of options and related tax effects	8,523	12	1,885,921	2,647	—	—	85,887	—	—	88,546	—	88,546
Compensation expense related to stock options	—	—	—	—	—	—	29,071	—	—	29,071	—	29,071
Dividends paid	—	—	—	—	—	—	—	(280,649)	—	(280,649)	—	(280,649)
Purchase/ sale of noncontrolling interests	—	—	—	—	—	—	(5,873)	—	—	(5,873)	9,662	3,789
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(59,066)	(59,066)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	—	—	(86,233)	—	—	(86,233)	—	(86,233)
Net income	—	—	—	—	—	—	—	1,071,154	—	1,071,154	63,251	1,134,405
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(291,722)	(291,722)	(1,035)	(292,757)

Comprehensive income	—	—	—	—	—	—	—	—	—	779,432	62,216	841,648

Balance at December 31, 2011	3,965,691	$4,452	300,164,922	$371,649	—	$—	$3,362,633	$4,648,585	$(485,767)	$7,901,552	$159,465	$8,061,017

Proceeds from exercise of options and related tax effects	7,642	10	2,574,836	3,266	—	—	110,510	—	—	113,786	—	113,786
Compensation expense related to stock options	—	—	—	—	—	—	26,476	—	—	26,476	—	26,476
Dividends paid	—	—	—	—	—	—	—	(271,733)	—	(271,733)	—	(271,733)
Purchase/ sale of noncontrolling interests	—	—	—	—	—	—	(26,918)	—	—	(26,918)	86,705	59,787
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(26,428)	(26,428)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	—	—	18,880	—	—	18,880	—	18,880
Net income	—	—	—	—	—	—	—	1,186,809	—	1,186,809	45,450	1,232,259
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(6,346)	(6,346)	(438)	(6,784)

Comprehensive income	—	—	—	—	—	—	—	—	—	1,180,463	45,012	1,225,475

Balance at December 31, 2012	3,973,333	$4,462	302,739,758	$374,915	—	$—	$3,491,581	$5,563,661	$(492,113)	$8,942,506	$264,754	$9,207,260

Proceeds from exercise of options and related tax effects	2,200	3	2,280,439	3,031	—	—	102,520	—	—	105,554	—	105,554
Proceeds from conversion of preference shares into ordinary shares	(3,975,533)	(4,465)	3,975,533	4,465	—	—	34,784	—	—	34,784	—	34,784
Compensation expense related to stock options	—	—	—	—	—	—	13,593	—	—	13,593	—	13,593
Purchase of treasury stock	—	—	—	—	(7,548,951)	(505,014)	—	—	—	(505,014)	—	(505,014)
Dividends paid	—	—	—	—	—	—	—	(296,134)	—	(296,134)	—	(296,134)
Purchase/ sale of noncontrolling interests	—	—	—	—	—	—	(3,566)	—	—	(3,566)	(11,607)	(15,173)
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(32,275)	(32,275)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	—	—	(108,575)	—	—	(108,575)	—	(108,575)
Net income	—	—	—	—	—	—	—	1,109,890	—	1,109,890	32,577	1,142,467
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(58,474)	(58,474)	(2,993)	(61,467)

Comprehensive income	—	—	—	—	—	—	—	—	—	1,051,416	29,584	1,081,000

Balance at December 31, 2013	—	$—	308,995,730	$382,411	(7,548,951)	$(505,014)	$3,530,337	$6,377,417	$(550,587)	$9,234,564	$250,456	$9,485,020

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.     The Company and Basis of Presentation

The Company

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company, operating in both the field of dialysis care and the field of dialysis products for the treatment of end-stage renal disease ("ESRD"). The Company's dialysis care business, in addition to providing dialysis treatments, includes pharmacy services and vascular access surgery services (together, the "Expanded Services"). The Company's dialysis products business includes manufacturing and distributing products for the treatment of ESRD. The Company's dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States ("U.S.") the Company also provides laboratory testing services, and inpatient dialysis services as well as other services under contract to hospitals.

        In these Notes, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment. The term "International Segment" refers to the combined Europe, Middle East, Africa and Latin America ("EMEALA") operating segment and the Asia-Pacific operating segment. For further discussion of our operating segments, see Note 24 "Segment and Corporate Information".

Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with the United States' generally accepted accounting principles ("U.S. GAAP").

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

        Certain items in the prior years' comparative consolidated financial statements have been reclassified to conform to the current year's presentation. Pension liabilities in the amount of $34,312 for the year ended December 31, 2012 have been reclassified from "Other liabilities" to "Pension liabilities" within the Consolidated Balance Sheet to appropriately depict the Company's pension plans outside of Germany and the US (see Note 12). Deferred tax assets in the amount of $39,776 and $44,601 for the current and non-current portions of deferred taxes have also been reclassified from "Deferred taxes (current)" and "Deferred taxes (non-current)" to "Prepaids and other current assets" and "Other assets and notes receivable", respectively, for the year ended December 31, 2012 to conform to the current year's presentation for the deferred tax effects on intercompany sales and purchases of assets (see Note 18).

Summary of Significant Accounting Policies

a)    Principles of Consolidation

        The consolidated financial statements include the earnings of all companies in which the Company has legal or effective control. This includes variable interest entities ("VIEs") for which the Company is deemed the primary beneficiary. In accordance with current accounting principles, the Company also consolidates certain clinics that it manages and financially controls. Noncontrolling interests represent the proportionate equity interests in the Company's consolidated entities that are not wholly owned by the Company. Noncontrolling interests of acquired entities are valued at fair value. The equity method of accounting is used for investments in associated companies over which the Company has significant

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

exercisable influence, even when the Company holds 50% or less of the common stock of the entity. All significant intercompany transactions and balances have been eliminated.

        The Company has entered into various arrangements with certain dialysis clinics and a dialysis product distributor to provide management services, financing and product supply. The dialysis clinics and the dialysis product distributor have either negative equity or are unable to provide their own funding for their operations. Therefore, the Company has agreed to fund their operations through loans. The compensation for the funding can carry interest, exclusive product supply agreements, or entitle the Company to a pro rata share of profits, if any. The Company has a right of first refusal in the event the owners sell the business or assets. These clinics and the dialysis product distributor are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated. All VIEs generated approximately $203,333, $205,858 and $195,296 in revenue in 2013, 2012, and 2011, respectively. The Company provided funding to VIEs through loans and accounts receivable of $150,300 and $146,500 in 2013 and 2012, respectively. The table below shows the carrying amounts of the assets and liabilities of VIEs at December 31, 2013 and 2012:

	2013	2012
Trade accounts receivable, net	$102,549	$99,061
Other current assets	59,695	57,741
Property, plant and equipment, intangible assets & other non-current assets	26,274	26,823
Goodwill	32,759	31,678
Accounts payable, accrued expenses and other liabilities	133,977	122,891
Non-current loans from related parties	12,998	12,998
Equity	74,302	79,414

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

d)    Property, Plant and Equipment

        Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 6). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years for buildings and improvements with a weighted average life of 13 years and 3 to 15 years for machinery and equipment with a weighted average life of 10 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2013, 2012, and 2011 was $7,358, $3,952 and $3,784, respectively.

e)    Intangible Assets and Goodwill

        Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, customer

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

relationships, lease agreements, and licenses acquired in a business combination are recognized and reported apart from goodwill (see Note 7).

        Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful life which on average is 8 years. Technology is amortized over its useful life of 16 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful life which on average is 9 years. Customer relationships are amortized over their useful life of 15 years. All other intangible assets are amortized over their weighted average useful lives of 7 years. The weighted average useful life of all amortizable intangible assets is 9 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

        To perform the annual impairment test of goodwill, the Company identified its reporting units and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. One reporting unit was identified in the North America Segment. The EMEALA operating segment is divided into two reporting units (Europe and Latin America), while only one reporting unit exists in the operating segment Asia-Pacific. For the purpose of goodwill impairment testing, all corporate assets are allocated to the reporting units.

        In a first step, the Company compares the fair value of a reporting unit to its carrying amount. Fair value is determined using estimated future cash flows for the unit discounted by an after-tax weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company's business which, results from the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The reporting units' respective expected growth rates for the period beyond ten years are: North America Segment 1%, Europe 0%, Latin America 4%, and Asia-Pacific 4%. The discount factor is determined by the WACC of the respective reporting unit. The Company's WACC consisted of a basic rate of 6.17% for 2013. The basic rate is then adjusted by a country-specific risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions, until they are appropriately integrated, within each reporting unit. In 2013, WACCs for the reporting units ranged from 6.12% to 13.83%.

        In the case that the fair value of the reporting unit is less than its carrying value, a second step would be performed which compares the implied fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than the carrying value, the difference is recorded as an impairment.

        To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset's fair value is determined using a discounted cash flow approach or other methods, if appropriate.

f)    Derivative Financial Instruments

        Derivative financial instruments, which primarily include foreign currency forward contracts and interest rate swaps, are recognized as assets or liabilities at fair value in the balance sheet (see Note 21). Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlying assets and liabilities are recognized periodically in earnings, while the effective portion of changes in fair value of derivative financial instruments classified as cash flow hedges is

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

recognized in accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity. The ineffective portion is recognized in current net earnings. The change in fair value of derivatives that do not qualify for hedge accounting are recorded in the income statement and usually offset the changes in value recorded in the income statement for the underlying asset or liability.

g)    Foreign Currency Translation

        For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in AOCI. In addition, the translation adjustments of certain intercompany borrowings, which are of a long-term nature, are reported in AOCI.

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

        For both dialysis care revenues and dialysis product revenues, patients, third party payors and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

        As of January 1, 2012, the Company adopted ASU 2011-07, Health Care Entities-Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts and as a result, for services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the difference between the receivable recorded and the amount estimated to be collectible must be recorded as a provision and the expense is presented as a reduction of dialysis care revenue. The provision includes such items as amounts due from patients without adequate insurance coverage and patient co-payment and deductible amounts due from patients with health care coverage. The Company bases the provision mainly on past collection history and reports it as "Patient service bad debt provision" on the Consolidated Statements of Income.

        A minor portion of International Segment product revenues is generated from arrangements which give the customer, typically a healthcare provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. If the right to use the machine is conveyed through an operating lease, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables. If the lease of the machines is a sales type lease, ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for sales type leases.

        Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction (e.g. sales tax) is excluded from revenues and the related revenue is reported on a net basis.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Allowance for doubtful accounts

        In the North America Segment for receivables generated from dialysis care services, the accounting for the allowance for doubtful accounts is based on an analysis of collection experience and recognizing the differences between payors. The Company also performs an aging of accounts receivable which enables the review of each customer and their payment pattern. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances.

        The allowance for doubtful accounts in the International Segment and the North America Segment dialysis products business is an estimate comprised of customer specific evaluations regarding their payment history, current financial stability, and applicable country specific risks for receivables that are overdue more than one year. The changes in the allowance for these receivables are recorded in Selling, general and administrative as an expense.

        When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.

i)    Research and Development expenses

        Research and development expenses are expensed as incurred.

j)    Income Taxes

        Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the respective tax jurisdictions. Expected and executed additional tax payments and tax refunds for prior years are also taken into account. Benefits from income tax positions have been recognized only when it was more likely than not that the Company would be entitled to the economic benefits of the tax positions. The more-likely-than-not threshold has been determined based on the technical merits that the position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold, management estimates the largest amount of tax benefit that is more than fifty percent likely to be realized upon settlement with a taxing authority, which becomes the amount of benefit recognized. If a tax position is not considered more likely than not to be sustained based solely on its technical merits, no benefits are recognized.

        The Company recognizes deferred tax assets and liabilities for future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax credits and tax loss carryforwards which are more likely than not to be utilized. Deferred tax assets and liabilities are measured using the respective countries enacted tax rates to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. In addition, the recognition of deferred tax assets considers the budget planning of the Company and implemented tax strategies. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 18).

        It is the Company's policy that assets on uncertain tax positions are recognized to the extent it is more likely than not the tax will be recovered. It is also the Company's policy to recognize interest and penalties related to its tax positions as income tax expense.

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

m)    Self-Insurance Programs

        Under the insurance programs for professional, product and general liability, auto liability and worker's compensation claims, the Company's largest subsidiary is partially self-insured for professional liability claims. For all other coverage, the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

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

        Approximately 32%, 32% and 30% of the Company's worldwide revenues were earned and subject to regulations under Medicare and Medicaid, governmental healthcare programs administered by the United States government in 2013, 2012, and 2011, respectively.

        No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in any of these years. Trade accounts receivable in the International Segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 3% at December 31, 2013.

        See Note 4 for discussion of suppliers with long-term purchase commitments.

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

p)    Earnings per Share

        Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares outstanding during the year. Prior to the conversion of preference

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

shares to ordinary shares during the second quarter of 2013, basic earnings per share was computed according to the two-class method by dividing net income attributable to shareholders, less preference amounts, by the weighted number of ordinary and preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on ordinary shares and previously outstanding preference shares that would have been outstanding during the years presented had the dilutive instruments been issued.

        Equity-settled awards granted under the Company's stock incentive plans (see Note 17), are potentially dilutive equity instruments.

q)    Treasury Stock

        The Company may, from time to time, acquire its own shares ("Treasury Stock") as approved by its shareholders. The acquisition, sale or retirement of its Treasury Stock is recorded separately in equity. For the calculation of basic earnings per share, treasury stock is not considered outstanding and is therefore deducted from the number of shares outstanding with the value of such Treasury Stock shown as a reduction of the Company's equity.

r)    Employee Benefit Plans

        For the Company's funded benefit plans, the defined benefit obligation is offset against the fair value of plan assets (funded status). A pension liability is recognized in the Consolidated Balance Sheets if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under other assets in the balance sheet) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund. Changes in the funded status of a plan resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost are recognized through accumulated other comprehensive income, net of tax, in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. The Company uses December 31 as the measurement date when measuring the funded status of all plans.

s)    Recent Pronouncements

Recently Implemented Accounting Pronouncements

        On January 31, 2013, FASB issued Accounting Standards Update 2013-01 ("ASU 2013-01") an update to Balance Sheet (Topic 210), Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities ("Topic 210"). The main purpose of ASU 2013-01 is to clarify the scope of balance sheet offsetting under Topic 210 to include derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are offset or subject to master netting agreements. The disclosures required under Topic 210 would apply to these transactions and other types of financial assets or liabilities will no longer be subject to Topic 210. The update is effective for fiscal years and interim periods within those years beginning on or after January 1, 2013. The Company does not utilize balance sheet offsetting for its derivative transactions. See Note 21 of the Notes to the Consolidated Financial Statements, "Financial Instruments," included in this report for more information.

Recent Accounting Pronouncements Not Yet Adopted

        On February 28, 2013 FASB issued Accounting Standards Update 2013-04 ("ASU 2013-04") Liabilities (Topic 405), Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligations is Fixed at the Reporting Date." ASU 2013-04's objective is to provide guidance and clarification on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements such as debt arrangements, other contractual obligations and settled litigation and judicial rulings. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2013. The Company will adopt ASU 2013-04 as of January 1, 2014. The Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

has determined that the impact will be the inclusion of a disclosure within the Notes to the Consolidated Financial Statements.

        On March 4, 2013 FASB issued Accounting Standards Update 2013-05 ("ASU 2013-05") Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The purpose of ASU 2013-05 is to provide clarification and further refinement regarding the treatment of the release of a cumulative translation adjustment into net income. This occurs in instances where the parent sells either a part or all of its investment in a foreign entity, as well as when a company ceases to hold a controlling interest in a subsidiary or group of assets that is a nonprofit activity or business within a foreign entity. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2013. The Company will adopt ASU 2013-05 as of January 1, 2014. ASU 2013-05 will not have a material impact on the Company and its consolidated financial statements.

        On July 17, 2013, FASB issued Accounting Standards Update 2013-10 ("ASU 2013-10") Derivatives and Hedging (Topic 815), Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes. The purpose of 2013-10 is to provide the inclusion of the Fed Funds Effective Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes. This rate will now be available to use along with U.S. government interest rates and the London Interbank Offered Rate. This update is effective prospectively for new or designated hedging relationships entered into on or after July 17, 2013. Currently, we do not intend to utilize the newly available Fed Funds Effective Swap Rate for our hedge accounting.

        On July 18, 2013, FASB issued Accounting Standards Update 2013-11 ("ASU 2013-11") Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The purpose of ASU 2013-11 is to align the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. In most cases, the unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2013. The Company will adopt ASU 2013-11 as of January 1, 2014. ASU 2013-11 will not have a material impact on the Company and its consolidated financial statements.

2.     Acquisition of Liberty Dialysis Holdings

        On February 28, 2012, the Company acquired 100% of the equity of Liberty Dialysis Holdings, Inc. ("LD Holdings"), the owner of Liberty Dialysis and owner of a 51% stake in Renal Advantage Partners, LLC (the "Liberty Acquisition"). The Company accounted for this transaction as a business combination and finalized the acquisition accounting on February 28, 2013.

        Total consideration for the Liberty Acquisition was $2,181,358, consisting of $1,696,659 cash, net of cash acquired and $484,699 non-cash consideration. Accounting standards for business combinations require previously held equity interests to be fair valued at the time of acquisition with the difference to book value to be recognized as a gain or loss in income. Prior to the Liberty Acquisition, the Company had a 49% equity investment in Renal Advantage Partners, LLC, the fair value of which, $ 201,915, was included as part of the non-cash consideration. The fair value was determined based on the discounted cash flow method, utilizing a discount rate of approximately 13%. In addition to the Company's investment, it also had a loan receivable from Renal Advantage Partners, LLC of $279,793, at a fair value of $ 282,784, which was retired as part of the transaction.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The following table summarizes the final fair values of assets acquired and liabilities assumed at the date of the acquisition. Any adjustments to acquisition accounting from December 31, 2012 until finalization on February 28, 2013, net of related income tax effects, were recorded with a corresponding adjustment to goodwill:

Assets held for sale	$164,068
Trade accounts receivable	149,219
Other current assets	17,458
Deferred tax assets	14,932
Property, plant and equipment	168,335
Intangible assets and other assets	84,556
Goodwill	2,003,465
Accounts payable, accrued expenses and other current liabilities	(105,403)
Income tax payable and deferred taxes	(33,597)
Short-term borrowings, other financial liabilities, long-term debt and capital lease obligations	(72,101)
Other liabilities	(39,923)
Noncontrolling interests (subject and not subject to put provisions)	(169,651)

Total acquisition cost	$2,181,358

Less non-cash contributions at fair value
Investment at acquisition date	(201,915)
Long-term Notes Receivable	(282,784)

Total non-cash items	(484,699)

Net Cash paid	$1,696,659

        The amortizable intangible assets acquired in this acquisition have weighted average useful lives of 6-8 years.

        Goodwill, in the amount of $2,003,465 was acquired as part of the Liberty Acquisition and was allocated to the North America Segment. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill arises principally due to the fair value placed on an estimated stream of future cash flows versus building a similar franchise. Of the goodwill recognized in this acquisition, approximately $436,000 is deductible for tax purposes and is being amortized over a 15 year period which began on the date of the acquisition.

        The noncontrolling interests acquired as part of the acquisition are stated at fair value based upon contractual multiples typically utilized by the Company for such arrangements as well as the Company's overall experience.

        The fair valuation of the Company's investment at the time of the Liberty Acquisition resulted in a non-taxable gain of $139,600. The retirement of the loan receivable resulted in a benefit of $8,501.

Divestitures

        In connection with the Federal Trade Commission's consent order relating to regulatory clearance of the Liberty Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act, the Company agreed to divest a total of 62 renal dialysis centers. During 2012, 61 clinics were sold, 24 of which were FMC-AG & Co. KGaA legacy clinics which generated a gain of $33,455. During 2013, the remaining clinic required to be sold was sold for a gain of $7,705. The 38 clinics acquired and subsequently sold were categorized as Assets held for sale in the table above at the time of the Liberty Acquisition.

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

3.     Related Party Transactions

        The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owned approximately 31.3% of the Company's shares at December 31, 2013, excluding the shares purchased through the Company's share buyback program as they are not considered to be outstanding shares (see Note 14). The Company has entered into certain arrangements for the purchase and sale of products and services with Fresenius SE or its subsidiaries and with certain of the Company's joint ventures as described in items a), b) and d) below. The Company's terms related to the receivables or payables for these products and services are generally consistent with the normal terms of the Company's business. Financing arrangements as described in item c) below normally have agreed upon terms which are determined at the time such financing transactions occur and usually reflect market rates at the time of the transaction. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service and Lease Agreements

        The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. In 2013, the Company entered into a new five year information technology services agreement, expiring in 2018, which has an automatic continuation for an additional 5 year period with short-term continuations thereafter unless either party terminates the agreement at the end of the then-current term. The Company has complied with all corporate governance procedures for this agreement. During 2013, 2012 and 2011, amounts charged by Fresenius SE Companies to the Company under the terms of these agreements were $103,577, $80,778 and $75,969, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $7,550, $5,810, $6,555 for services rendered to the Fresenius SE Companies during 2013, 2012 and 2011, respectively.

        Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $26,976, $25,179 and $25,833 during 2013, 2012 and 2011, respectively. The majority of the leases expire in 2016 and contain renewal options.

        The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

members of the General Partner's supervisory board and the members of the General Partner's management board ("Management Board"). The aggregate amount reimbursed to the General Partner was $16,327, $18,995 and $13,511, respectively, for its management services during 2013, 2012 and 2011 and included $159, $94 and $84, respectively, as compensation for its exposure to risk as general partner. The Company's Articles of Association set the annual compensation for assuming unlimited liability at 4% of the amount of the General Partner's share capital (€3,000).

b)    Products

        During 2013, 2012 and 2011 the Company sold products to the Fresenius SE Companies for $30,062, $22,098 and $20,220 respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $34,201, $46,072 and $52,587 respectively.

        In addition to the purchases noted above, Fresenius Medical Care Holdings, Inc. ("FMCH") currently purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. During 2013, 2012 and 2011, FMCH acquired approximately $17,700, $14,136 and $24,106, respectively, of heparin from Kabi USA through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

c)    Financing Provided by and to Fresenius SE and the General Partner

        The Company receives short-term financing from and provides short-term financing to Fresenius SE. In addition, the Company utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2013 and December 31, 2012, the Company had accounts receivables from Fresenius SE in the amount of $112,568 and $120,071, respectively. As of December 31, 2013 and December 31, 2012, the Company had accounts payables to Fresenius SE in the amount of $102,731 and $82,029, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

        At December 31, 2013, the Company provided a loan to Fresenius SE of €4,400 ($6,068 at December 31, 2013) at an interest rate of 1.563%. This loan was repaid on January 3, 2014.

        On August 19, 2009, the Company borrowed €1,500 ($2,069 at December 31, 2013) from the General Partner at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2014 with an interest rate of 1.796%. On November 28, 2013, the Company borrowed an additional €1,500 ($2,069 at December 31, 2013) from the General Partner at 1.875%. This loan is due on November 28, 2014.

        At December 31, 2013, the Company borrowed CNY 352,372 ($58,204 at December 31, 2013) from a subsidiary of Fresenius SE at an interest rate of 6.1% and a maturity date of May 23, 2014.

        For further information about short-term borrowings from and short-term financing provided to related parties at December 31, 2013, see Note 10.

d)    Other

        The Company performs clinical studies for certain of its joint ventures for which services the Company received $2,106, $7,432 and $9,355 in 2013, 2012, and 2011 respectively. In addition, the Company also performs marketing and distribution services for a joint venture for which services the Company received $19,541, $19,170 and $4,018 for 2013, 2012 and 2011, respectively.

        At December 31, 2013 and 2012, a subsidiary of Fresenius SE held Senior Notes issued by the Company in the amount of €11,800 and €12,800 ($16,273 and $16,888), respectively. The respective Senior Notes have a coupon rate of 5.25% interest and were issued in 2011 and 2012. See Note 11 "Long-term Debt and Capital Lease Obligations and Long-term Debt from Related Parties-Senior Notes". The

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Company paid interest related to these holdings in the amount of €678, €790, and €620 ($900, $1,015, and $863) during 2013, 2012 and 2011, respectively.

        The Chairman of the Company's Supervisory Board is also the Chairman of the Supervisory Board of Fresenius SE and of the general partner of Fresenius SE. He is also a member of the Supervisory Board of the Company's General Partner.

        The Vice Chairman of the Company's Supervisory Board is a member of the Supervisory Board of the general partner of Fresenius SE and Vice Chairman of the Supervisory Board of the Company's General Partner. He is also Chairman of the Advisory Board of a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He is also a partner in a law firm which provided services to the Company and certain of its subsidiaries. The Company incurred expenses in the amount of $1,268, $1,519, and $2,120 for these services during 2013, 2012, and 2011, respectively. Five of the six members of the Company's Supervisory Board, including the Chairman and Vice Chairman, are also members of the Supervisory Board of the Company's General Partner.

        The Chairman of the Supervisory Board of the Company's general partner is also the Chairman of the Management Board of the general partner of Fresenius SE, and the Chairman and Chief Executive Officer of the Management Board of the Company's general partner is a member of the Management Board of the general partner of Fresenius SE.

4.     Inventories

        At December 31, 2013 and December 31, 2012, inventories consisted of the following:

	2013	2012
Finished goods	$640,355	$627,338
Health care supplies	195,519	154,840
Raw materials and purchased components	185,146	171,373
Work in process	76,084	83,258

Inventories	$1,097,104	$1,036,809

        Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $612,925 of materials, of which $337,027 is committed at December 31, 2013 for 2014. The terms of these agreements run 1 to 7 years.

        Healthcare supplies inventories at December 31, 2013 and 2012 included $33,294 and $29,704, respectively, of Erythropoietin ("EPO"). On January 1, 2012, the Company entered into a three-year sourcing and supply agreement with its EPO supplier.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

5.     Prepaid Expenses and Other Current Assets

        At December 31, 2013 and 2012, prepaid expenses and other current assets consisted of the following:

	2013	2012
Taxes Refundable	$133,673	$149,536
Cost Report Receivable from Medicare and Medicaid	130,236	86,566
Receivables for supplier rebates	105,994	61,248
Other deferred charges	62,555	53,517
Prepaid rent	49,409	44,894
Leases receivable	48,538	46,198
Prepaid insurance	41,039	24,935
Payments on account	33,934	35,660
Amounts due from managed locations	22,676	17,298
Receivable for sale of investment to third party	21,846	16,527
Deposit / Guarantee / Security	19,212	20,903
Derivatives	16,664	31,235
Other	351,615	389,020

Total prepaid expenses and other current assets	$1,037,391	$977,537

        The other item in the table above includes interest receivables, notes receivables and loans to customers.

6.     Property, Plant and Equipment

        At December 31, 2013 and 2012, property, plant and equipment consisted of the following:

	2013	2012
Land	$46,689	$54,775
Buildings and improvements	2,432,824	2,257,002
Machinery and equipment	3,808,356	3,470,972
Machinery, equipment and rental equipment under capitalized leases	43,239	36,316
Construction in progress	267,653	256,401

	6,598,761	6,075,466
Accumulated depreciation	(3,506,807)	(3,134,863)

Property, plant and equipment, net	$3,091,954	$2,940,603

        Depreciation expense for property, plant and equipment amounted to $555,125, $515,455 and $479,438 for the years ended December 31, 2013, 2012, and 2011, respectively.

        Included in machinery and equipment at December 31, 2013 and 2012 were $597,024 and $532,088, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

        Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $21,201 and $19,027 at December 31, 2013 and 2012, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

7.     Intangible Assets and Goodwill

        At December 31, 2013 and 2012, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	2013		2012
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Assets
Non-compete agreements	$325,335	$(240,412)	$317,080	$(213,639)
Technology	106,510	(44,584)	107,696	(40,849)
Licenses and distribution agreements	223,701	(112,697)	225,393	(98,757)
Customer Relationships	98,000	(650)	—	—
Self-developed software	105,087	(46,097)	72,328	(32,496)
Other	350,475	(264,031)	343,867	(246,239)
Construction in progress	39,570	—	57,677	—

	$1,248,678	$(708,471)	$1,124,041	$(631,980)

        At December 31, 2013 and 2012 the carrying value of non-amortizable intangible assets other than goodwill consisted of the following:

	2013	2012
	Carrying Amount	Carrying Amount
Non-amortizable Intangible Assets
Tradename	$210,630	$209,712
Management contracts	7,039	8,343

	$217,669	$218,055

Total Intangible Assets	$757,876	$710,116

        The amortization on intangible assets amounted to $93,100, $87,441 and $77,845 for the years ended December 31, 2013, 2012, and 2011, respectively. The table shows the estimated amortization expense of these assets for the following five years.

Estimated Amortization Expense
2014	$79,830

2015	$76,717

2016	$74,303

2017	$70,362

2018	$67,793

Goodwill

        In 2013 and 2012, goodwill related to general manufacturing operations was reclassified from the North America and International Segments to Corporate (see Note 24). For the purpose of goodwill impairment testing, all corporate assets are allocated to the reporting units (see Note 1 e).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During 2013 and 2012, the Company's acquisitions consisted primarily of the acquisition of clinics in the normal course of operations, the expansion of the laboratory business in 2013 and in 2012, the Liberty Acquisition. The changes to goodwill in 2013 and 2012 are as follows:

	North America	International	Segment Total	Corporate	Total
Balance as of December 31, 2011	$7,314,622	$1,464,089	$8,778,711	$407,939	$9,186,650
Goodwill acquired, net of divestitures	2,172,181	21,106	2,193,287	—	2,193,287
Reclassifications	—	(5,188)	(5,188)	5,188	—
Foreign Currency Translation Adjustment	210	41,352	41,562	390	41,952

Balance as of December 31, 2012	$9,487,013	$1,521,359	$11,008,372	$413,517	$11,421,889

Goodwill acquired, net of divestitures	158,582	99,634	258,216	—	258,216
Reclassifications	—	(3,807)	(3,807)	4,226	419
Foreign Currency Translation Adjustment	52	(23,029)	(22,977)	640	(22,337)

Balance as of December 31, 2013	$9,645,647	$1,594,157	$11,239,804	$418,383	$11,658,187

8.     Other Assets and Notes Receivables

        On August 12, 2013, FMCH made an investment-type transaction by providing a credit facility to a middle-market dialysis provider in the amount of up to $200,000 to fund general corporate purposes. The transaction is in the form of subordinated notes with a maturity date of July 4, 2020 (unless prepaid) and a payment-in-kind ("PIK") feature that will allow interest payments in the form of cash (at 10.75%) or PIK (at 11.75%). The PIK feature, if used, allows for the addition of the accrued interest to the then outstanding principal. The collateral for this loan is 100% of the equity interest in this middle-market dialysis provider. The availability period for drawdowns on this loan is 18 months ending on February 12, 2015 and amounts drawn, whether repaid or prepaid, cannot be re-borrowed. The Company assesses the recoverability of this investment based on quarterly financial statements and other information obtained, used for an assessment of profitability and business plan objectives, as well as by analyzing general economic and market conditions in which the provider operates. At December 31, 2013, $170,000 had been drawn ($165,542, net of commitment and closing fees) with $3,097 of interest income accrued. Interest is payable on a semi-annual basis for the length of the loan. The first interest payment was due and received on October 31, 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

9.     Accrued Expenses and Other Current Liabilities

        At December 31, 2013 and 2012, accrued expenses and other current liabilities consisted of the following:

	2013	2012
Accrued salaries, wages and incentive plan compensations	$542,230	$481,920
Unapplied cash and receivable credits	302,337	198,834
Accrued insurance	201,346	187,254
Accrued interest	122,166	111,532
Special charge for legal matters	115,000	115,000
Accrued operating expenses	102,914	91,529
Withholding tax and VAT	93,407	96,157
Derivative financial instruments	25,701	26,578
Other	507,432	478,667

Total accrued expenses and other current liabilities	$2,012,533	$1,787,471

        In 2001, the Company recorded a $258,159 special charge to address legal matters relating to transactions pursuant to the Agreement and Plan of Reorganization dated at February 4, 1996 by and between W.R. Grace & Co. and Fresenius SE (the "Merger"), estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the "Grace Chapter 11 Proceedings") and the cost of resolving pending litigation and other disputes with certain commercial insurers. During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved a definitive settlement agreement entered into among the Company, the committees representing the asbestos creditors and W.R. Grace & Co. Under the settlement agreement, the Company had agreed to pay $115,000, without interest, upon plan confirmation. On February 3, 2014, the plan was confirmed and became effective. The Company paid the $115,000 at that time. All other matters included in the special charge have now been resolved (see Note 20).

        Included in the other item in the table above are accruals for legal and compliance costs, physician compensation, commissions, short-term portion of pension liabilities, bonuses and rebates, accrued rents, and pending payments for purchase considerations for certain acquisitions.

10.   Short-Term Borrowings and Short-Term Borrowings from Related Parties

Short-term Borrowings under lines of credit

        Short-term borrowings of $96,648 and $117,850 at December 31, 2013 and 2012, respectively, represented amounts borrowed by the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2013 and 2012 were 4.00% and 4.93%, respectively.

        Excluding amounts available under the 2012 Credit Agreement (see Note 11 below), at December 31, 2013 and 2012, the Company had $232,943 and $261,825 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company's subsidiary that is party to the agreement or may require the Company's guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

Short-term Borrowings from related parties

        From time to time during each of the years presented, the Company received advances under the existing loan agreements with Fresenius SE for those years. During the year ended December 31, 2013, the Company received advances ranging from €3,200 to €99,946 with interest rates ranging from 1.363% to 1.541%. During the year ended December 31, 2012, the Company received advances ranging from €8,300 to €196,400 with interest rates ranging from 1.365% to 1.838%. For further information on short-term

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

borrowings from related party outstanding at December 31, 2013 and 2012, see Note 3 c. Annual interest expense on these borrowings during the years presented was $547, $1,458 and $2,362 for the years 2013, 2012 and 2011, respectively.

11.   Long-term Debt and Capital Lease Obligations and Long-term Debt from Related Parties

        As of December 31, 2013 and December 31, 2012, long-term debt and capital lease obligations and long-term debt from related parties consisted of the following:

	December 31, 2013	December 31, 2012
2012 Credit Agreement	$2,707,145	$2,659,340
Senior Notes	4,824,753	4,743,442
Euro Notes	46,545	51,951
European Investment Bank Agreements	193,074	324,334
Accounts receivable facility	351,250	162,000
Capital lease obligations	24,264	15,618
Other	111,259	163,802

Long-term debt and capital lease obligations	8,258,290	8,120,487
Less current maturities	(511,370)	(334,747)

Long-term debt and capital lease obligations, less current portion	7,746,920	7,785,740
Long-term debt from related parties	—	56,174

Long-term debt and capital lease obligations and long-term debt from related parties	$7,746,920	$7,841,914

        The Company's long-term debt, all of which ranks equally in rights of payment, consists mainly of borrowings related to its 2012 Credit Agreement, its Senior Notes, its Euro Notes, borrowings under its European Investment Bank Agreements, borrowings under its accounts receivable facility ("A/R Facility") and certain other borrowings as follows:

2012 Credit Agreement

        The Company entered into a $3,850,000 syndicated credit facility (the "2012 Credit Agreement") with a large group of banks and institutional investors (collectively, the "Lenders") on October 30, 2012 which replaced a prior credit agreement. The credit facility consists of:

  •
  a 5-year revolving credit facility of approximately $1,250,000 comprising a $400,000 multicurrency revolving facility, a $200,000 revolving facility and a €500,000 revolving facility which will be due and payable on October 30, 2017.

  •
  a 5-year term loan facility of originally $2,600,000, also scheduled to mature on October 30, 2017, requiring 17 quarterly payments of $50,000 each, which began in the third quarter of 2013 that permanently reduce the term loan facility. The remaining balance is due on October 30, 2017.

        Interest on the credit facilities is, at the Company's option, at a rate equal to either (i) LIBOR or EURIBOR (as applicable) plus an applicable margin or (ii) the Base Rate as defined in the 2012 Credit Agreement plus an applicable margin. At December 31, 2013, the dollar-denominated tranches outstanding under the 2012 Credit Agreement had a weighted average interest rate of 2.00%. The euro-denominated tranche had an interest rate of 1.95%.

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

        The 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €330,000 ($455,103 based upon the December 31, 2013 spot rate) for dividends to be paid in 2014, and increases in subsequent years. In default, the outstanding balance under the 2012 Credit Agreement becomes immediately due and payable at the option of the Lenders. The Company was in compliance with all covenants at December 31, 2013.

        The following table shows the available and outstanding amounts under the 2012 Credit Agreement at December 31, 2013 and 2012:

	Maximum Amount Available December 31, 2013		Balance Outstanding December 31, 2013
Revolving Credit USD	$600,000	$600,000	$138,190	$138,190
Revolving Credit EUR	€500,000	$689,550	€50,000	$68,955
Term Loan A	$2,500,000	$2,500,000	$2,500,000	$2,500,000

		$3,789,550		$2,707,145

	Maximum Amount Available December 31, 2012		Balance Outstanding December 31, 2012
Revolving Credit USD	$600,000	$600,000	$59,340	$59,340
Revolving Credit EUR	€500,000	$659,700	€—	$—
Term Loan A	$2,600,000	$2,600,000	$2,600,000	$2,600,000

		$3,859,700		$2,659,340

        In addition, at December 31, 2013 and December 31, 2012, the Company had letters of credit outstanding in the amount of $9,444 and $77,188, respectively, under the revolving credit facility, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the respective revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Senior Notes

        At December 31, 2013, the Company's Senior Notes consisted of the following:

Issuer/Transaction	Face Amount	Maturity	Coupon	Book value
FMC Finance VI S.A. 2010	€250,000	July 15, 2016	5.50%	$342,944
FMC Finance VIII S.A. 2011(1)	€100,000	October 15, 2016	3.73%	$137,910
FMC US Finance, Inc. 2007	$500,000	July 15, 2017	6 7/8%	$496,894
FMC Finance VIII S.A. 2011	€400,000	September 15, 2018	6.50%	$546,531
FMC US Finance II, Inc. 2011	$400,000	September 15, 2018	6.50%	$396,297
FMC US Finance II, Inc. 2012	$800,000	July 31, 2019	5.625%	$800,000
FMC Finance VIII S.A. 2012	€250,000	July 31, 2019	5.25%	$344,775
FMC US Finance, Inc. 2011	$650,000	February 15, 2021	5.75%	$645,672
FMC Finance VII S.A. 2011	€300,000	February 15, 2021	5.25%	$413,730
FMC US Finance II, Inc. 2012	$700,000	January 31, 2022	5.875%	$700,000

				$4,824,753

(1)
This note carries a variable interest rate which was 3.73% at December 31, 2013.

        In January 2012, $800,000 and $700,000 of dollar-denominated senior notes and €250,000 ($344,775 at December 31, 2013) of euro-denominated notes were issued at par. Both the $800,000 Senior Notes and the €250,000 euro-denominated Senior Notes are due July 31, 2019 while the $700,000 Senior Notes are due January 31, 2022. The proceeds were used for acquisitions and for general corporate purposes.

        In October 2011, €100,000 ($137,910 at December 31, 2013) of floating rate senior notes were issued at par. These floating rate senior notes are due October 15, 2016. Proceeds were used for acquisitions, to refinance indebtedness and for general corporate purposes.

        In September 2011, $400,000 of dollar-denominated senior notes and €400,000 ($546,531, net of discount, at December 31, 2013) of euro-denominated senior notes were issued at an issue price of 98.623%. Both the dollar- and euro-denominated senior notes have a coupon of 6.50% and a yield to maturity of 6.75% and mature on September 15, 2018. Proceeds were used for acquisitions, to refinance indebtedness and for general corporate purposes.

        In February 2011, $650,000 of dollar-denominated senior notes and €300,000 ($413,730 at December 31, 2013) of euro-denominated senior notes were issued with coupons of 5.75% and 5.25%, respectively, at an issue price of 99.060% and par, respectively. The dollar-denominated senior notes had a yield to maturity of 5.875%. Both the dollar- and euro-denominated senior notes mature on February 15, 2021. Proceeds were used to repay indebtedness for acquisitions and for general corporate purposes.

        In January 2010, €250,000 ($342,944, net of discount, at December 31, 2013) of senior notes were issued with a coupon of 5.50% at an issue price of 98.6636%. These senior notes had a yield to maturity of 5.75% and are due July 15, 2016. Proceeds were used to repay short-term indebtedness and for general corporate purposes.

        In June 2007, FMC Finance III S.A. ("FMC Finance III") issued $500,000 6 7/8% Senior Notes due 2017 (the "6 7/8% Senior Notes"). The 6 7/8% Notes were issued with a coupon of 6 7/8% at a discount, resulting in an effective interest rate of 7 1/8%. In June 2011, Fresenius Medical Care US Finance, Inc. acquired substantially all of the assets of FMC Finance III and assumed all obligations of FMC Finance III under the 6 7/8% Notes and the related indenture. The guarantees of the Company and its subsidiaries, FMCH and Fresenius Medical Care Deutschland GmbH ("D-GmbH"), (together, the "Guarantor Subsidiaries") for the 6 7/8% Senior Notes have not been amended and remain in full force and effect.

        All Senior Notes are unsecured and guaranteed on a senior basis jointly and severally by the Company and the Guarantor Subsidiaries. The issuers may redeem the Senior Notes (except for the Floating Rate Senior Notes) at any time at 100% of principal plus accrued interest and a premium calculated pursuant to

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

the terms of the indenture. The holders have the right to request that the issuers repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the ratings of the respective Senior Notes.

        The Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. At December 31, 2013, the Company was in compliance with all of its covenants under the Senior Notes.

Euro Notes

        In April 2009, the Company issued euro-denominated notes ("Euro Notes") totaling €200,000, which are senior, unsecured and guaranteed by FMCH and D-GmbH, which originally consisted of 4 tranches having terms of 3.5 and 5.5 years with floating and fixed interest rate tranches. At December 31, 2013, only 2 tranches remain outstanding, which are due on April 27, 2014 and October 27, 2014. At December 31, 2013, the Company was in compliance with all of its covenants under the Euro Notes. At December 31, 2013, the Euro Notes had an outstanding balance of €33,750 ($46,545).

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

        Borrowings under the four EIB credit facilities available at December 31, 2013 and 2012 are shown below:

		Balance outstanding December 31,
	Maturity	2013	2012
Revolving Credit	2013	$—	$90,812
Loan 2005	2013	—	48,806
Loan 2006	2014	124,119	118,746
Loan 2009	2014	68,955	65,970

		$193,074	$324,334

        While the EIB agreements were granted in euro, advances under the Revolving Credit, Loan 2005 and Loan 2006 could be denominated in certain foreign currencies, including U.S. dollars. As a result, the borrowings under the Revolving Credit and Loan 2005 were drawn down in U.S. dollars, while the borrowings under Loan 2006 and Loan 2009 were drawn down in euro.

        In 2013, both the Revolving Credit and Loan 2005 matured and have been repaid. The balances of the remaining two loans outstanding on December 31, 2013 had been classified as Current portion of Long-term debt and capital lease obligations and were repaid on their maturity on February 3, 2014 for the Loan 2006 and February 17, 2014 for the Loan 2009.

        Loans 2006 and 2009 had variable interest rates that changed quarterly. The borrowings under these loan agreements had interest rates of 0.201% and 2.426% at December 31, 2013. At December 31, 2012, the dollar borrowings had an interest rate of 0.438% and the euro borrowings had interest rates of 0.171% and 2.40%, respectively.

        Borrowings under the 2006 agreement were secured by bank guarantees while the 2009 agreement was guaranteed by FMCH and D-GmbH. EIB agreements had customary covenants. At December 31, 2013, the Company was in compliance with the respective covenants.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Accounts Receivable Facility

        The Company refinanced the A/R Facility on January 17, 2013 for a term expiring on January 15, 2016 with the available borrowings at $800,000. At December 31, 2013 there were outstanding borrowings under the A/R Facility of $351,250. The Company also had letters of credit outstanding under the A/R Facility in the amount of $65,622 at December 31, 2013. These letters of credit were not included above as part of the balance outstanding at December 31, 2013; however, they reduced available borrowings under the A/R Facility.

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

        NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. The average interest rate during 2013 was 1.044%. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

        At December 31, 2013 and 2012, in conjunction with certain acquisitions and investments, the Company had pending payments of purchase considerations totaling approximately $94,084 and $142,229, respectively, of which $60,036 and $75,266, respectively, were classified as the current portion of long-term debt.

Annual Payments

        Aggregate annual payments applicable to the 2012 Credit Agreement, Senior Notes, Euro Notes, EIB agreements, capital leases, the A/R Facility and other borrowings for the five years subsequent to December 31, 2013 and thereafter are:

2014	$511,370
2015	233,589
2016	1,038,599
2017	2,613,096
2018	953,423
Thereafter	2,926,290

$8,276,367

12.   Employee Benefit Plans

General

        FMC-AG & Co. KGaA recognizes pension costs and related pension liabilities for current and future benefits to qualified current and former employees of the Company. The Company's pension plans are structured in accordance with the differing legal, economic and fiscal circumstances in each country. The Company currently has two types of plans, defined benefit and defined contribution plans. In general, plan benefits in defined benefit plans are based on all or a portion of the employees' years of services and final salary. Plan benefits in defined contribution plans are determined by the amount of contribution by the employee and the employer, both of which may be limited by legislation, and the returns earned on the investment of those contributions.

        Upon retirement under defined benefit plans, the Company is required to pay defined benefits to former employees when the defined benefits become due. Defined benefit plans may be funded or unfunded. The Company has two major defined benefit plans, one funded plan in the U.S. and an unfunded plan in Germany.

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

        Under defined contribution plans, the Company pays defined contributions to an independent third party as directed by the employee during the employee's service life, which satisfies all obligations of the Company to the employee. The employee retains all rights to the contributions made by the employee and to the vested portion of the Company paid contributions upon leaving the Company. The Company has a defined contribution plan in the U.S.

Defined Benefit Pension Plans

        During the first quarter of 2002 FMCH, the Company's U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2013, FMCH's minimum funding requirement was $6,100. In addition to the compulsory contributions, the Company voluntarily provided $5,239 to the defined benefit plan. Expected funding for 2014 is $42,585.

        The benefit obligation for all defined benefit plans at December 31, 2013, was $660,860 (2012: $655,447) which consists of the gross benefit obligation of $378,170 (2012: $423,509) for the U.S. plan, which is funded by plan assets, and the benefit obligation of $282,690 (2012: $231,938) for the German unfunded plan.

        The following table shows the changes in benefit obligations, the changes in plan assets, the funded status of the pension plans and the net pension liability. Benefits paid as shown in the changes in benefit obligations represent payments made from both the funded and unfunded plans while the benefits paid as

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

shown in the changes in plan assets include only benefit payments from the Company's funded benefit plan.

	2013	2012
Change in benefit obligation:
Benefit obligation at beginning of year	$655,447	$512,745
Foreign currency translation	11,998	4,955
Other Adjustments	2,203	—
Service cost	15,900	10,704
Interest cost	26,859	26,194
Transfer of plan participants	(32)	(68)
Actuarial (gain) loss	(34,698)	122,800
Benefits paid	(16,817)	(21,883)

Benefit obligation at end of year	$660,860	$655,447

Change in plan assets:
Fair value of plan assets at beginning of year	$228,393	$218,990
Actual return on plan assets	23,058	18,356
Employer contributions	11,339	10,804
Benefits paid	(14,295)	(19,757)

Fair value of plan assets at end of year	$248,495	$228,393

Funded status at end of year	$412,365	$427,054

Benefit plans offered by other subsidiaries	$29,321	$35,798

Net Pension Liability	$441,686	$462,852

        The Company had a pension liability of $412,365 and $427,054 at December 31, 2013 and 2012, respectively. The pension liability consists of a current portion of $4,221 (2012: $3,693) which is recognized as a current liability in the line item "Accrued expenses and other current liabilities" in the balance sheet. The non-current portion of $408,144 (2012: $423,361) is recorded as non-current pension liability in the balance sheet. Approximately 80% of the beneficiaries are located in the U.S. with the majority of the remaining 20% located in Germany.

        The accumulated benefit obligation for all defined benefit pension plans was $614,576 and $616,572 at December 31, 2013 and 2012, respectively. The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $614,576 and $616,572 at December 31, 2013 and 2012, respectively; the related plan assets had a fair value of $248,495 and $228,393 at December 31, 2013 and 2012, respectively.

        Benefit plans offered by other subsidiaries outside of the U.S. and Germany contain separate benefit obligations. The total net pension liability for these other plans was $29,321 and $35,798 at December 31, 2013 and 2012 respectively and consists of a pension asset of $77 (2012: $74) recognized as "Other non-current assets and notes receivables" and a current pension liability of $1,684 (2012: $1,560), which is recognized as a current liability in the line item "Accrued expenses and other current liabilities". The non-current pension liability of $27,714 (2012: $34,312) for these plans is recorded as "non-current pension liability" in the balance sheet.

        At December 31, 2013 the weighted average duration of the defined benefit obligation was 18 years (2012: 18 years).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The table below reflects pre-tax effects of actuarial losses (gains) in other comprehensive income ("OCI") relating to pension liabilities. At December 31, 2013, there are no cumulative effects of prior service costs included in other comprehensive income.

Actuarial (gains) losses
Actuarial (gains) losses recognized in OCI at December 31, 2010	$102,872
Actuarial (gain) loss for the year	91,693
Amortization of unrealized losses	(8,737)
Foreign currency translation	(1,050)

Actuarial (gains) losses recognized in OCI at December 31, 2011	$184,778

Actuarial (gain) loss for the year	$119,685
Amortization of unrealized losses	(18,334)
Foreign currency translation	1,827

Actuarial (gains) losses recognized in OCI at December 31, 2012	$287,956

Actuarial (gain) loss for the year	$(44,118)
Other Adjustments	563
Amortization of unrealized losses	(25,418)
Foreign currency translation	3,984

Actuarial (gains) losses recognized in OCI at December 31, 2013	$222,967

        The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $16,541.

        The discount rates for all plans are based upon yields of portfolios of equity and highly rated debt instruments with maturities that mirror the plan's benefit obligation. The Company's discount rates at December 31, 2012 and at December 31, 2013 are the weighted average of these plans based upon their benefit obligations. The following weighted-average assumptions were utilized in determining benefit obligations at December 31:

in %	2013	2012
Discount rate	4.55	4.14
Rate of compensation increase	3.29	3.32

Sensitivity analysis

        Increases and decreases in principal actuarial assumptions by 0,5 percentage points would affect the pension liability at December 31, 2013 as follows:

	0.5% increase	0.5% decrease
Discount rate	$(54,247)	$62,866
Rate of compensation increase	7,230	(7,159)
Rate of pensions increase	18,573	(16,893)

        The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2013. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

        The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The defined benefit pension plans' net periodic benefit costs are comprised of the following components for each of the years ended December 31:

	2013	2012	2011
Components of net periodic benefit cost:
Service cost	$15,900	$10,704	$10,625
Interest cost	26,859	26,194	24,822
Expected return on plan assets	(13,638)	(15,241)	(17,750)
Amortization of unrealized losses	25,418	18,334	8,737

Net periodic benefit costs	$54,539	$39,991	$26,434

        Net periodic benefit cost is allocated as personnel expense within costs of revenues, selling, general and administrative expense or research and development expense. This is depending upon the area in which the beneficiary is employed.

        The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2013	2012	2011
Discount rate	4.14	5.10	5.70
Expected return of plan assets	6.00	7.00	7.50
Rate of compensation increase	3.32	3.69	4.00

        Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2014	$17,824
2015	19,294
2016	21,041
2017	22,963
2018	24,542
2019 - 2023	156,106

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Plan Assets

        The following table presents the fair values of the Company?s pension plan assets at December 31, 2013 and 2012.

		Fair Value Measurements at December 31, 2013			Fair Value Measurements at December 31, 2012
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs
	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)
Asset Category
Equity Investments
Index Funds(1)	$62,003	$205	$61,798	$58,511	$—	$58,511
Fixed Income Investments
Government Securities(2)	4,913	3,735	1,178	9,859	8,504	1,355
Corporate Bonds(3)	155,389	—	155,389	152,332	—	152,332
Other Bonds(4)	1,437	—	1,437	457	—	457
U.S. Treasury Money Market Funds(5)	19,150	19,150	—	2,975	2,975	—
Other types of investments
Cash, Money Market and Mutual Funds(6)	5,603	5,603	—	4,259	4,259	—

Total	$248,495	$28,693	$219,802	$228,393	$15,738	$212,655

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

  •
  Common stocks are valued at their market prices at the balance sheet date.

  •
  Index funds are valued based on market quotes.

  •
  Government bonds are valued based on both market prices and market quotes.

  •
  Corporate bonds and other bonds are valued based on market quotes at the balance sheet date.

  •
  Cash is stated at nominal value which equals the fair value.

  •
  U.S. Treasury money market funds as well as other money market and mutual funds are valued at their market price.

Plan Investment Policy and Strategy

        For the U.S. funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm's expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company's expected rate of return on pension plan assets was 6.00% for 2013.

        The Company?s overall investment strategy is to achieve a mix of approximately 96% of investments for long-term growth and 4% for near-term benefit payments with a wide diversification of asset types, fund strategies and fund managers.

        The investment policy, utilizing a revised target investment allocation of 30% equity and 70% long-term U.S. bonds, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The Plan policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Index, Russell 2000 Growth Index, MSCI EAFE Index, MSCI Emerging Markets Index, Barclays Capital Long Term Government Index and Barclays Capital US Strips 20+ Year Index.

Defined Contribution Plans

        Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $17.5 if under 50 years old ($23 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2013, 2012, and 2011, was $38,999, $38,582 and $33,741, respectively.

13.   Noncontrolling Interests Subject to Put Provisions

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

        At December 31, 2013 and December 31, 2012 the Company's potential obligations under these put options were $648,251 and $523,260, respectively, of which, at December 31, 2013, put options with an aggregate purchase obligation of $275,468 were exercisable. In the last three fiscal years ending December 31, 2013, three such put provisions have been exercised for a total consideration of $7,105.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The following is a roll forward of noncontrolling interests subject to put provisions for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Beginning balance at January 1,	$523,260	$410,491	$279,709
Contributions to noncontrolling interests	(122,179)	(114,536)	(43,104)
Purchase/ sale of noncontrolling interests	6,723	134,643	37,786
Contributions from noncontrolling interests	17,767	16,565	7,222
Changes in fair value of noncontrolling interests	108,575	(18,880)	86,233
Net income	113,156	94,718	42,857
Other comprehensive income (loss)	949	259	(212)

Ending balance at December 31,	$648,251	$523,260	$410,491

14.   Shareholders' Equity

Capital Stock

        The General Partner has no equity interest in the Company and, therefore, does not participate in either the assets or the profits and losses of the Company. However, the General Partner is compensated for all outlays in connection with conducting the Company's business, including the remuneration of members of the management board and the supervisory board (see Note 3).

        The general meeting of a partnership limited by shares may approve Authorized Capital (genehmigtes Kapital). The resolution creating Authorized Capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the management board to issue shares up to a stated amount for a period of up to five years. The nominal value of any proposed increase of the Authorized Capital may not exceed half of the issued capital stock at the time of the authorization.

        In addition, the general meeting of a partnership limited by shares may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares as the consideration in a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value for any proposed increase of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the Company's issued capital at the time of the resolution.

        All resolutions increasing the capital of a partnership limited by shares also require the consent of the General Partner for their effectiveness.

        During the Annual General Meeting ("AGM") and the Preference Shareholder Meeting held on May 16, 2013, resolutions were passed on the conversion of the Company's preference shares to ordinary shares. The preference share conversion was effected on June 28, 2013 with 3,975,533 preference shares in the amount of €3,976 ($4,465) converted on a 1:1 basis to ordinary shares. In addition, 32,006 options associated with the preference shares were converted into options associated with ordinary shares. At the time of preference share conversion, there were no dividend arrearages.

        On July 5, 2013, the Company received a €27,000 ($34,784) premium from the largest former preference shareholder, a European financial institution, for the conversion of their preference shares to ordinary shares. This amount was recorded as an increase in equity.

Authorized Capital

        By resolution of the AGM on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company's share capital until May 10, 2015 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

"Authorized Capital 2010/I". Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the Company (indirect pre-emption rights). The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. No Authorized Capital 2010/I has been issued at December 31, 2013.

        In addition, by resolution of the AGM of shareholders on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2010/II". The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2010/II has been issued at December 31, 2013.

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

        Through the Company's other employee participation programs, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive shares. At December 31, 2013, 10,790,755 convertible bonds or options remained outstanding with a remaining average term of 4.83 years under these programs. For the year ending December 31, 2013, 2,282,639 options had been exercised under these employee participation plans (see Note 17).

        As the result of the Company's three-for-one stock split for both then-outstanding preference and ordinary shares, which was approved by the shareholders at the AGM on May 15, 2007, on June 15, 2007 the Company's Conditional Capital was increased by $6,557 (€4,454). Conditional Capital available for all programs at December 31, 2013 is $32,364 (€23,467) which includes $16,549 (€12,000) for the 2011 SOP, $10,425 (€7,559) for the 2006 Plan and $5,390 (€3,908) for the 2001 Plan (see Note 17).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Treasury Stock

        By resolution of the Company's AGM on May 12, 2011, the Company was authorized to conduct a share buy-back program to repurchase ordinary shares. On April 4, 2013, the Company issued an ad hoc announcement of a share buy-back program in the aggregate value of up to €385,000 (approximately $500,000). The buy-back started on May 20, 2013 and was completed on August 14, 2013 after 7,548,951 shares had been repurchased in the amount of €384,966 ($505,014). These shares are restricted treasury stock which means there are no associated dividends or voting rights. These treasury shares will be used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares, or to fulfill employee participation programs of the Company.

        The following tabular disclosure provides the monthly detail of shares repurchased during the buy-back program, which ended on August 14, 2013:

	Average price paid per share			Total Value of Shares Repurchased
			Total number of shares purchased as part of publicly announced plans or programs
Period	in €	in $(1)		in €(3)	in $(2)(3)
				in thousands
May 2013	52.96	68.48	1,078,255	57,107	73,842
June 2013	53.05	69.95	2,502,552	132,769	175,047
July 2013	49.42	64.63	2,972,770	146,916	192,124
August 2013	48.40	64.30	995,374	48,174	64,001

Total	51.00	66.90	7,548,951	384,966	505,014

(1)
The dollar value is calculated using the daily exchange rate for the share repurchases made during the month.

(2)
The value of the shares repurchased in Dollar is calculated using the total value of the shares purchased in Euro converted using the daily exchange rate for the transactions.

(3)
This amount is inclusive of fees (net of taxes) paid in the amount of approximately $106 (€81) for services rendered.

Dividends

        Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch). In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the 2012 Credit Agreement (see Note 11).

        Cash dividends of $296,134 for 2012 in the amount of €0.77 per then-outstanding preference share and €0.75 per ordinary share were paid on May 17, 2013.

        Cash dividends of $271,733 for 2011 in the amount of €0.71 per preference share and €0.69 per ordinary share were paid on May 11, 2012.

        Cash dividends of $280,649 for 2010 in the amount of €0.67 per preference share and €0.65 per ordinary share were paid on May 13, 2011.

15.   Sources of Revenue

        Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's dialysis care revenue, for the years ended December 31, 2013 and 2012. Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 only apply to the U.S. patient service revenue.

	2013	2012
Medicare ESRD program	$4,411,285	$4,029,773
Private/alternative payors	3,841,473	3,605,081
Medicaid and other government sources	392,908	474,520
Hospitals	411,340	400,791

Total patient service revenue	$9,057,006	$8,510,165

16.   Earnings Per Share

        The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per ordinary share computations for 2013, 2012 and 2011:

	2013	2012	2011
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,109,890	$1,186,809	$1,071,154
less:
Dividend preference on Preference shares(a)	—	102	110

Income available to all classes of shares	$1,109,890	$1,186,707	$1,071,044

Denominators:
Weighted average number of:
Ordinary shares outstanding	301,877,303	301,139,652	299,012,744
Preference shares outstanding	1,937,819	3,969,307	3,961,617

Total weighted average shares outstanding	303,815,122	305,108,959	302,974,361
Potentially dilutive Ordinary shares	673,089	1,761,064	1,795,743
Potentially dilutive Preference shares(a)	—	16,851	20,184

Total weighted average Ordinary shares outstanding assuming dilution	302,550,392	302,900,716	300,808,487
Total weighted average Preference shares outstanding assuming dilution	1,937,819	3,986,158	3,981,801
Basic earnings per share	$3.65	$3.89	$3.54
Fully diluted earnings per share	$3.65	$3.87	$3.51

(a)
As of the preference share conversion on June 28th, 2013, the Company no longer has two classes of shares.

17.   Stock Options

        In connection with its equity-settled stock option programs, the Company incurred compensation expense of $13,593, $26,476 and $29,071 for the years ending December 31, 2013, 2012, and 2011, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recorded a related deferred income tax of $3,828, $6,854 and $8,195 for the years ending December 31, 2013, 2012, and 2011, respectively.

Stock Options and other Share-Based Plans

        At December 31, 2013, the Company has various stock-based compensation plans as follows:

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

        On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 ("2011 SOP") was established by resolution of the Company's AGM. The 2011 SOP, together with the Phantom

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Stock Plan 2011, which was established by resolution of the General Partner's Management and Supervisory Boards, forms the Company's Long Term Incentive Program 2011 ("2011 Incentive Program"). Under the 2011 Incentive Program, participants may be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 Incentive Program will be granted over a five year period and can be granted on the last Monday in July and/or the first Monday in December each year. Prior to the respective grants, participants will be able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options vs. phantom stock. The number of phantom shares that plan participants may choose to receive instead of stock options within the aforementioned predefined range is determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment will be conducted on the day following the Company's AGM and with respect to the grants made in December, on the first Monday in October. Awards under the 2011 Incentive Program are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of performance targets. The 2011 Incentive Program was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

        The Management Board, members of the management boards of the Company's affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 Incentive Program. With respect to participants who are members of the Management Board, the General Partner's Supervisory Board has sole authority to grant awards and exercise other decision making powers under the 2011 Incentive Program (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 Incentive Program.

        The exercise price of stock options granted under the 2011 Incentive Program shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company's shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 Incentive Program have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 Incentive Program to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 Incentive Program are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or disposed of otherwise.

        Phantom stock awards under the 2011 Incentive Program entitle the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of the Company's shares on the exercise date. Phantom stock awards have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date, however a shorter period may apply for certain exceptions. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

        During 2013, under the 2011 Incentive Program, the Company awarded 2,141,076 stock options, including 328,680 stock options granted to the Management Board, at an average exercise price of $68.61 (€49.75), an average fair value of $11.88 each and a total fair value of $25,431 which will be amortized over the four-year vesting period. The Company also awarded 186,392 shares of phantom stock, including 25,006 shares of phantom stock granted to members of the Management Board at a measurement date average fair value of $66.50 (€48.22) each and a total fair value of $12,395, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

        During 2012, the Company awarded 2,166,035 stock options under the 2011 Incentive Program, including 310,005 stock options granted to the Management Board at an average exercise price of $75.41 (€57.15), an average fair value of $15.48 each and a total fair value of $33,538, which will be amortized over the four-year vesting period. The Company awarded 178,729 phantom shares, including 23,407 phantom shares granted to the Management Board at a measurement date average fair value of $64.58 (€48.95) each and a total fair value of $11,543 which will be revalued if the fair value changes, and amortized over the four year vesting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Incentive plan

        In 2013, the Management Board was eligible for performance-related compensation that depended upon achievement of targets. The targets are measured by reference to operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

        Performance-related bonuses for fiscal year 2013 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2013. The share-based component is subject to a three- or four-year vesting period, although a shorter period may apply in special cases. The amount of cash for the payment relating to the share-based component shall be based on the closing share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. The amount of the achievable bonus for each of the members of the Management Board is capped.

        Share-based compensation incurred under this plan for years 2013, 2012 and 2011 was $1,110, $2,751 and $2,306, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

        The Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 ("Amended 2006 Plan") was established with a conditional capital increase up to €12,800, subject to the issue of up to five million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. In connection with the share split affected in 2007, the principal amount was adjusted to the same proportion as the share capital out of the capital increase up to €15,000 by the issue of up to 15 million new non-par value bearer ordinary shares. After December 2010, no further grants were issued under the Amended 2006 Plan. Options granted under this plan are exercisable through December 2017.

        Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or otherwise disposed of.

Fresenius Medical Care 2001 International Stock Option Plan

        Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the "2001 Plan"), options in the form of convertible bonds with a principal of up to €10,240 were issued to the Management Board and other employees of the Company representing grants for up to 4 million non-voting preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split affected in 2007, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate.

        Based on the resolution of the Annual General Meeting and the separate Meeting of the Preference Shareholders on May 16, 2013 regarding the conversion of all preference shares into ordinary shares, the 2001 Plan was amended accordingly. The partial amount of the capital increase which was formerly referred to as the issuance of bearer preference shares will now be referred exclusively to the issuance of bearer ordinary shares.

        Effective May 2006, no further grants can be issued under the 2001 Plan and no options were granted under this plan after 2005. The outstanding options will expire before 2016.

Additional stock option plans information

        At December 31, 2013, the Management Board held 1,993,305 stock options and employees of the Company held 8,797,450 stock options under the various stock-based compensation plans of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

No stock options for preference shares were outstanding, due to the preference share conversion during the second quarter of 2013.

        At December 31, 2013, the Management Board held 77,886 phantom shares and employees of the Company held 474,901 phantom shares under the 2011 Incentive Plan.

        The table below provides reconciliations for stock options outstanding at December 31, 2013, as compared to December 31, 2012.

	Options (in thousands)	Weighted average exercise price	Weighted average exercise price
		€	$
Stock options for ordinary shares
Balance at December 31, 2012	11,147	42.66	58.83
Granted	2,141	49.75	68.61
Exercised	2,280	33.76	46.56
Converted from preference shares	32	18.86	26.01
Forfeited	249	44.75	61.71

Balance at December 31, 2013	10,791	45.83	63.20

Stock options for preference shares
Balance at December 31, 2012	38	19.26	26.56
Exercised	2	18.35	25.31
Forfeited	4	23.56	32.49
Converted into ordinary shares	32	18.86	26.01

Balance at December 31, 2013	0	0.00	0.00

        The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2013:

Fully Vested Outstanding and Exercisable Options
	Number of Options	Weighted average remaining contractual life in years	Weighted average exercise price	Weighted average exercise price	Aggregate intrinsic value	Aggregate intrinsic value
	(in thousands)		€	US$	€	US$
Options for ordinary shares	4,711	2.51	36.41	50.21	72,198	99,568

        At December 31, 2013, there was $48,355 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 2.00 years.

        During the years ended December 31, 2013, 2012, and 2011, the Company received cash of $102,418, $100,118 and $81,883, respectively, from the exercise of stock options (see Note 14). The intrinsic value of convertible bonds and stock options exercised for the twelve-month periods ending December 31, 2013, 2012, and 2011 was $52,203, $83,690 and $50,687, respectively. The Company recorded a related tax benefit of $8,882, $21,008 and $13,010 for the years ending December 31, 2013, 2012, and 2011, respectively.

        In connection with cash-settled share based payment transactions under the 2011 Incentive Program the Company recognized expense of $3,559, $5,144 and $1,859 for the years ending December 31, 2013, 2012 and 2011, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Fair Value Information

        The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP and the Amended 2006 Plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company's shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company's stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2013 and 2012 grants are as follows:

	2013	2012
Expected dividend yield	2.02%	1.61%
Risk-free interest rate	1.33%	1.09%
Expected volatility	22.44%	22.20%
Expected life of options	8 years	8 years
Weighted average exercise price (in €)	49.75	57.15
Weighted average exercise price (in US-$)	68.61	75.41

18.   Income Taxes

        Income before income taxes is attributable to the following geographic locations:

	2013	2012	2011
Germany	$234,336	$263,651	$344,267
United States	1,254,690	1,356,094	1,122,800
Other	358,609	312,368	311,292

	$1,847,635	$1,932,113	$1,778,359

        Income tax expense (benefit) for the years ended December 31, 2013, 2012, and 2011, consisted of the following:

	2013	2012	2011
Current:
Germany	$81,117	$52,862	$67,484
United States	387,017	342,250	278,634
Other	116,186	139,136	106,087

	584,320	534,248	452,205

Deferred:
Germany	(33,106)	10,478	14,565
United States	47,298	98,200	139,282
Other	(6,500)	(37,790)	(4,955)

	7,692	70,888	148,892

	$592,012	$605,136	$601,097

        In 2013, 2012 and 2011, the Company was subject to German federal corporation income tax at a base rate of 15% plus a solidarity surcharge of 5.5% on federal corporation taxes payable and a trade tax rate of 13.34%, 12.88% and 12.64% for the fiscal years ended December 31, 2013, 2012 and 2011, respectively.

        A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The combined tax rates were 29.16%, 28.71% and 28.46% for the fiscal years ended December 31, 2013, 2012, and 2011, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	2013	2012	2011
Expected corporate income tax expense	$538,770	$554,613	$506,121
Tax free income	(64,141)	(90,943)	(38,926)
Income from at equity investments	(4,869)	(2,133)	(6,883)
Tax rate differentials	132,977	137,527	140,079
Non-deductible expenses	20,564	19,961	4,536
Taxes for prior years	(6,389)	22,420	144
Change in valuation allowance	3,154	(19,680)	5,544
Noncontrolling partnership interests	(55,023)	(49,081)	(31,300)
Other	26,969	32,452	21,782

Actual income tax expense	$592,012	$605,136	$601,097

Effective tax rate	32.0%	31.3%	33.8%

        The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2013 and 2012, are presented below:

	2013	2012
Deferred tax assets:
Accounts receivable	$8,789	$5,847
Inventory	9,731	9,434
Property, plant and equipment, intangible and other non-current assets	20,093	28,470
Accrued expenses and other liabilities	305,664	318,827
Pensions	97,958	123,363
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	141,727	107,595
Derivatives	2,169	4,856
Stock-based compensation	22,710	24,758
Other	13,632	13,136

Total deferred tax assets	$622,473	$636,286
Less: valuation allowance	(48,563)	(44,191)

Net deferred tax assets	$573,910	$592,095

Deferred tax liabilities:
Accounts receivable	$43,031	$17,036
Inventory	12,264	11,847
Property, plant and equipment, intangible and other non-current assets	776,254	748,271
Accrued expenses and other liabilities	17,197	21,651
Derivatives	2,274	2,202
Other	117,255	128,403

Total deferred tax liabilities	968,275	929,410

Net deferred tax assets (liabilities)	$(394,365)	$(337,315)

        The valuation allowance increased by $4,372 in 2013 and decreased by $36,227 in 2012.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The expiration of net operating losses is as follows:

2014	$38,550
2015	38,134
2016	54,139
2017	55,956
2018	50,907
2019	39,707
2020	33,619
2021	34,042
2022	34,046
2023 and thereafter	34,676
Without expiration date	92,906

Total	$506,682

        In assessing the realizability of deferred taxes, management considers whether it is more-likely-than-not that some portion or all of a deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2013.

        The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. At December 31, 2013, the Company provided for $8,396 of deferred tax liabilities associated with earnings that are likely to be distributed in 2014 and the following years. Provision has not been made for additional taxes on $6,269,794 undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax of approximately 1.4% on all dividends and capital gains.

        FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions.

        In Germany, the tax years 2002 through 2009 are currently under audit by the tax authorities. The Company recognized and recorded the current proposed adjustments of this audit period in the financial statements. All proposed adjustments are deemed immaterial. Fiscal years 2010 until 2013 are open to audit.

        In the U.S., the tax years 2009 and 2010 are currently under audit by the tax authorities. Fiscal years 2011 until 2013 are open to audit. FMCH is also subject to audit in various state jurisdictions. A number of these audits are in progress and various years are open to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the financial statements.

        The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's deductions for civil settlement payments taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. On May 31, 2013, the District

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Court entered final judgment for FMCH in the amount of $50,400. On September 18, 2013, the IRS appealed the District Court's ruling to the United States Court of Appeals for the First Circuit (Boston).

        Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

        The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Unrecognized tax benefits (net of interest)	2013	2012	2011
Balance at January 1,	$225,198	$223,829	$405,900
Increases in unrecognized tax benefits prior periods	25,260	13,232	24,046
Decreases in unrecognized tax benefits prior periods	(11,445)	(5,913)	(24,897)
Increases in unrecognized tax benefits current period	10,062	17,903	16,157
Changes related to settlements with tax authorities	(52,325)	(14,763)	(208,484)
Reductions as a result of a lapse of the statute of limitations	—	—	(3,100)
Foreign currency translation	3,174	(9,090)	14,207

Balance at December 31,	$199,924	$225,198	$223,829

        Included in the balance at December 31, 2013 were $203,497 of unrecognized tax benefits which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in other unrecognized tax benefits.

        During the years ended December 31, 2013, 2012 and 2011 the Company recognized $2,155, $11,071 and $20,494 in interest and penalties, respectively. At December 31, 2013 and December 31, 2012 the Company had a total accrual of tax related interest and penalties of $17,580 and $33,749, respectively.

19.   Operating Leases

        The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2039. Rental expense recorded for operating leases for the years ended December 31, 2013, 2012 and 2011 was $670,963, $617,195 and $601,070, respectively. For information regarding intercompany operating leases, see Note 3 a).

        Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2013 and thereafter are:

2014	$609,521
2015	524,898
2016	456,143
2017	354,705
2018	277,940
Thereafter	1,002,340

3,225,547

20.   Commitments and Contingencies

Legal and Regulatory Matters

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

Commercial Litigation

        The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the "Merger"). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. ("NMC"), which was W.R. Grace & Co.'s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Grace Chapter 11 Proceedings") on April 2, 2001.

        Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging, among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been dismissed as part of the Grace Chapter 11 Proceedings.

        In 2003, the Company reached agreement with the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. The District Court approved the terms of the settlement agreement as amended (the "Settlement Agreement"), in 2003, and included the terms of the Settlement Agreement within the First Amended Plan of reorganization ("the Grace Bankruptcy Plan") that was ultimately approved and confirmed by the District Court. On February 3, 2014, the Court of Appeals dismissed the last of the appeals of the District Court order confirming the plan of reorganization, and the Grace Bankruptcy Plan went effective on that date. Pursuant to the terms of the Settlement Agreement and the Grace Bankruptcy Plan, all actions asserting fraudulent conveyance and other claims raised on behalf of asbestos claimants were dismissed with prejudice and the Company received protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims by operation of injunctions and releases and the Company also received indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group. Also, pursuant to the Settlement Agreement on February 3, 2014, the Company paid a total of $115,000, which had previously been accrued and is included on the Company's Consolidated Balance Sheets, to the asbestos personal injury and property damage trusts created under the Grace Bankruptcy Plan. No admission of liability was made.

        On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates ("Baxter"), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter's patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter's patents. On July 17, 2006, the court entered

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

judgment on a jury verdict in favor of FMCH finding all asserted claims of Baxter patents invalid as obvious and/or anticipated in light of prior art.

        On February 13, 2007, the court granted Baxter's motion to set aside the jury's verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter's motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH's 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court's rulings to the United States Court of Appeals for the Federal Circuit ("Federal Circuit"). On September 10, 2009, the Federal Circuit reversed the district court's decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court's decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. Upon remand, the district court reduced the post-verdict damages award to $10,000. Separately, the U.S. Patent and Trademark Office ("USPTO") and the Board of Patent Appeals and Interferences ruled that the remaining Baxter patent is invalid. On May 17, 2012 the Federal Circuit affirmed the USPTO's ruling and invalidated the final remaining Baxter patent. Baxter appealed to the Federal Circuit claiming that approximately $20,000 of damages awarded to it by the District Court before the Federal Circuit affirmed the USPTO ruling constituted a final judgment that may be collected. On July 2, 2013, the Federal Circuit denied Baxter's appeal and ordered the District Court to dismiss the case. The court-approved escrow account has been terminated and the escrow funds have been returned to FMCH.

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

        On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed and anticipated to be filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and Granuflo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts subsequently established a similar consolidated litigation for such cases filed in Massachusetts county courts, styled In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in several state courts that may or may not eventually be formally consolidated with the federal multidistrict litigation. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

        On February 15, 2011, a qui tam relator's complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a subpoena seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the subpoena, and will vigorously contest the relator's complaint.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Subpoenas or search warrants have been issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Southern New York, Eastern Virginia and Rhode Island to American Access Care LLC (AAC), which the Company acquired in October 2011, and to the Company's Fresenius Vascular Access subsidiary which now operates former AAC centers as well as its own original facilities. Subpoenas have also been issued to certain of the Company's outpatient hemodialysis facilities for records relating to vascular access treatment and monitoring. The Company is cooperating fully in these investigations. Communications with certain of the investigating United States Attorney Offices indicate that the inquiry encompasses invoicing and coding for procedures commonly performed in vascular access centers and the documentary support for the medical necessity of such procedures. The AAC acquisition agreement contains customary indemnification obligations with respect to breaches of representations, warranties or covenants and certain other specified matters. As of October 18, 2013, a group of the prior owners of AAC exercised their right pursuant to the terms of the acquisition agreement to assume responsibility for responding to certain of the subpoenas. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for certain liabilities that might arise from those subpoenas.

        The Company has received communications alleging certain conduct in certain countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an internal review with the assistance of independent counsel retained for such purpose. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") that allegations have been made and of the Company's internal review. The Company's review and dialogue with the SEC and DOJ are ongoing.

        The review has identified conduct that raises concerns under the FCPA or other anti-bribery laws that may result in monetary penalties or other sanctions. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. Given the current status of the internal review, the Company cannot reasonably estimate the possible loss or range of possible loss that may result from the identified matters or from the final outcome of the continuing internal review. Accordingly, no provision with respect to these matters has been made in the accompanying consolidated financial statements.

        The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company is fully committed to FCPA compliance.

        In December 2012 and January 2013, FMCH received subpoenas from the United States Attorneys for the District of Massachusetts and the Western District of Louisiana requesting production of a broad range of documents. Communications with the investigating United States Attorney Offices indicate that the inquiry relates to products manufactured by FMCH, which encompasses the Granuflo® and Naturalyte® acid concentrate products that are also the subject of personal injury litigation described above, as well as electron-beam sterilization of dialyzers, the Liberty peritoneal dialysis cycler, and 2008 series hemodialysis machines as related to the use of Granuflo® and Naturalyte®. FMCH is cooperating fully in the government's investigation.

        The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's deductions for civil settlement payments taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. On May 31, 2013, the District Court entered final judgment for FMCH in the amount of $50,400. On September 18, 2013, the IRS appealed the District Court's ruling to the United States Court of Appeals for the First Circuit (Boston).

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

        The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "qui tam" or "whistle blower" actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers' ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

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

21.   Financial Instruments

Non-derivative Financial Instruments

        The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at December 31, 2013, and December 31, 2012.

		2013		2012
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$682,777	$682,777	$688,040	$688,040
Accounts Receivable(1)	2	3,190,392	3,190,392	3,157,233	3,157,233
Long-term Notes Receivable	3	165,807	175,768	—	—
Liabilities
Accounts payable(1)	2	$666,526	$666,526	$745,644	$745,644
Short-term borrowings(1)	2	158,990	158,990	121,823	121,823
Long term debt, excluding 2012 Credit Agreement, Euro Notes and Senior Notes	2	679,847	679,847	721,928	721,928
2012 Credit Agreement	2	2,707,145	2,710,270	2,659,340	2,652,840
Senior Notes	2	4,824,753	5,348,679	4,743,442	5,296,325
Euro Notes	2	46,545	47,423	51,951	54,574
Noncontrolling interests subject to put provisions	3	648,251	648,251	523,260	523,260

(1)
Also includes amounts from related parties.

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

        The valuation of long-term notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value. See Note 8 for further information on the long-term notes receivable.

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

        The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 13 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

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

        To reduce the credit risk arising from derivatives the Company concluded Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

        The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in the Consolidated Balance Sheets.

        At December 31, 2013 and December 31, 2012, the Company had $18,334 and $32,044 of derivative financial assets subject to netting arrangements and $16,371 and $19,193 of derivative financial liabilities

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $12,169 and $20,773 as well as net liabilities of $10,207 and $7,922 at December 31, 2013 and December 31, 2012, respectively.

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

        The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At December 31, 2013 the Company had no foreign exchange options.

        Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in AOCI. Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $238,983 and $611,488 at December 31, 2013 and December 31, 2012, respectively.

        The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,512,559 and $1,574,667 at December 31, 2013 and December 31, 2012, respectively.

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

        At December 31, 2013 and December 31, 2012, the notional amount of the euro-denominated interest rate swaps in place was €100,000 and €100,000 ($137,910 and $131,940 at December 31, 2013 and December 31, 2012, respectively).

        In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future debt issuance to effectively convert the variable interest rate related to the future debt to a fixed interest rate. These pre-hedges are settled at the issuance date of the corresponding debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the pre-hedges. At December 31,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

2013 and December 31, 2012, the Company had $118,844 and $132,881, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

Derivative Financial Instruments Valuation

        The following table shows the carrying amounts of the Company's derivatives at December 31, 2013 and December 31, 2012.

	2013		2012
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	4,985	(2,719)	7,839	(7,510)
Non-current
Foreign exchange contracts	759	(374)	942	(187)
Interest rate contracts	—	(4,392)	—	(6,221)

Total	$5,744	$(7,485)	$8,781	$(13,918)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	11,679	(22,982)	23,396	(19,068)
Non-current
Foreign exchange contracts	1,060	(820)	132	(292)

Total	$12,739	$(23,802)	$23,528	$(19,360)

(1)
At December 31, 2013 and December 31, 2012, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or (Loss) Recognized in AOCI on Derivatives (Effective Portion) for the year ended December 31,			Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the year ended December 31,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2013	2012		2013	2012
Interest rate contracts	$(6,601)	$(16,762)	Interest income/expense	$28,111	$23,779
Foreign exchange contracts	3,684	21,834	Costs of Revenue	(3,251)	(5,414)
Foreign exchange contracts			Interest income/expense	589	582

	$(2,917)	$5,072		$25,449	$18,947

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the year ended December 31,
	Location of (Gain) or Loss Recognized in Income on Derivatives
Derivatives not Designated as Hedging Instruments		2013	2012
Foreign exchange contracts	Selling, general and administrative expense	$(15,190)	$(8,804)
Foreign exchange contracts	Interest income/expense	7,161	8,033

		$(8,029)	$(771)

        For foreign exchange derivatives, the Company expects to recognize $2,351 of losses deferred in AOCI at December 31, 2013, in earnings during the next twelve months.

        The Company expects to incur additional interest expense of $22,927 over the next twelve months which is currently deferred in AOCI. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the remaining interest rate swap maturing in 2016 at December 31, 2013.

        At December 31, 2013, the Company had foreign exchange derivatives with maturities of up to 23 months and interest rate swaps with maturities of up to 34 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

22.   Other Comprehensive Income (Loss)

        The changes in the components of other comprehensive income (loss) for the years ended December 31, 2013, 2012, and 2011 are as follows:

	Pretax	Tax effect	Net, before non- controlling interests	Non- controlling interests	Other comprehensive income (loss), net of tax
Year ended December 31, 2011
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(104,130)	$41,825	$(62,305)	$—	$(62,305)
Reclassification adjustments	1,684	(796)	888	—	888

Total other comprehensive income (loss) relating to cash flow hedges	(102,446)	41,029	(61,417)	—	(61,417)
Foreign-currency translation adjustment	(179,987)	—	(179,987)	(1,247)	(181,234)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(90,643)	34,930	(55,713)	—	(55,713)
Reclassification adjustments	8,737	(3,342)	5,395	—	5,395

Total other comprehensive income (loss) relating to defined benefit pension plans	(81,906)	31,588	(50,318)	—	(50,318)

Other comprehensive income (loss)	$(364,339)	$72,617	$(291,722)	$(1,247)	$(292,969)

Year ended December 31, 2012
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$5,072	$(21,171)	$(16,099)	$—	$(16,099)
Reclassification adjustments	18,947	(4,968)	13,979	—	13,979

Total other comprehensive income (loss) relating to cash flow hedges	24,019	(26,139)	(2,120)	—	(2,120)
Foreign-currency translation adjustment	63,982	—	63,982	(179)	63,803
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(121,512)	42,159	(79,353)	—	(79,353)
Reclassification adjustments	18,334	(7,189)	11,145	—	11,145

Total other comprehensive income (loss) relating to defined benefit pension plans	(103,178)	34,970	(68,208)	—	(68,208)

Other comprehensive income (loss)	$(15,177)	$8,831	$(6,346)	$(179)	$(6,525)

Year ended December 31, 2013
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(2,917)	$1,346	$(1,571)	$—	$(1,571)
Reclassification adjustments	25,449	(7,393)	18,056	—	18,056

Total other comprehensive income (loss) relating to cash flow hedges	22,532	(6,047)	16,485	—	16,485
Foreign-currency translation adjustment	(112,395)	—	(112,395)	(2,044)	(114,439)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	39,571	(17,828)	21,743	—	21,743
Reclassification adjustments	25,418	(9,725)	15,693	—	15,693

Total other comprehensive income (loss) relating to defined benefit pension plans	64,989	(27,553)	37,436	—	37,436

Other comprehensive income (loss)	$(24,874)	$(33,600)	$(58,474)	$(2,044)	$(60,518)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Changes in AOCI by component for the years ended December 31, 2013, 2012, and 2011 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2010	$(74,804)	$(60,897)	$(58,344)	$(194,045)	$4,295	$(189,750)

Other comprehensive income before reclassifications	(62,305)	(55,713)	(179,987)	(298,005)	(1,247)	(299,252)
Amounts reclassified from AOCI	888	5,395	—	6,283	—	6,283

Net current-period other comprehensive income	(61,417)	(50,318)	(179,987)	(291,722)	(1,247)	(292,969)

Balance at December 31, 2011	$(136,221)	$(111,215)	$(238,331)	$(485,767)	$3,048	$(482,719)

Other comprehensive income before reclassifications	(16,099)	(79,353)	63,982	(31,470)	(179)	(31,649)
Amounts reclassified from AOCI	13,979	11,145	—	25,124	—	25,124

Net current-period other comprehensive income	(2,120)	(68,208)	63,982	(6,346)	(179)	(6,525)

Balance at December 31, 2012	$(138,341)	$(179,423)	$(174,349)	$(492,113)	$2,869	$(489,244)

Other comprehensive income before reclassifications	(1,571)	21,743	(112,395)	(92,223)	(2,044)	(94,267)
Amounts reclassified from AOCI	18,056	15,693	—	33,749	—	33,749

Net current-period other comprehensive income	16,485	37,436	(112,395)	(58,474)	(2,044)	(60,518)

Balance at December 31, 2013	$(121,856)	$(141,987)	$(286,744)	$(550,587)	$825	$(549,762)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Reclassifications out of AOCI for the years ended December 31, 2013, 2012, and 2011 are as follows:

	For the years ended December 31,
	Amount of (Gain) Loss reclassified from AOCI in Income
Details about AOCI Components	2013	2012	2011	Location of (Gain) Loss reclassified from AOCI in Income
(Gain) Loss related to cash flow hedges
Interest rate contracts	$28,111	$23,779	$5,946	Interest income/expense
foreign exchange contracts	(3,251)	(5,414)	(4,262)	Costs of Revenue
foreign exchange contracts	589	582	—	Interest income/expense

	25,449	18,947	1,684	Total before tax

	(7,393)	(4,968)	(796)	Tax expense or benefit

	$18,056	$13,979	$888	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Actuarial (gains)/losses	$25,418	$18,334	$8,737	(1)

	25,418	18,334	8,737	Total before tax

	(9,725)	(7,189)	(3,342)	Tax expense or benefit

	$15,693	$11,145	$5,395	Net of tax

Total reclassifications for the period	$33,749	$25,124	$6,283	Net of tax

(1)
Included in the computation of net periodic pension cost (see Note 12 for additional details).

23.   Supplementary Cash Flow Information

        The following additional information is provided with respect to the consolidated statements of cash flows:

	2013	2012	2011
Supplementary cash flow information:
Cash paid for interest	$374,648	$349,415	$259,835

Cash paid for income taxes(1)	$542,625	$552,711	$455,805

Cash inflow for income taxes from stock option exercises	$8,882	$21,008	$13,010

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(417,669)	$(2,519,189)	$(1,684,630)
Liabilities assumed	31,335	241,342	215,253
Noncontrolling interest subject to put provisions	15,460	123,210	26,684
Noncontrolling interest	9,104	104,947	20,983
Obligations assumed in connection with acquisition	66,917	6,624	20,016

Cash paid	(294,853)	(2,043,066)	(1,401,694)
Less cash acquired	6,858	173,278	47,461

Net cash paid for acquisitions	(287,995)	(1,869,788)	(1,354,233)
Cash paid for investments	(195,921)	(387)	(419,040)
Cash paid for intangible assets	(11,809)	(8,733)	(12,056)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(495,725)	$(1,878,908)	$(1,785,329)

(1)
Net of tax refund.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

24.   Segment and Corporate Information

        The Company has identified three operating segments, North America Segment, EMEALA, and Asia-Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. The Company has aggregated the EMEALA and Asia-Pacific operating segments as the "International Segment". The segments are aggregated due to their similar economic characteristics. These characteristics include same services provided and same products sold, the same type of patient population, similar methods of distribution of products and services and similar economic environments. The General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those the Company applies in preparing the consolidated financial statements under U.S. GAAP.

        Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measure in this regard is operating income which measures the Company's source of earnings. The Company does not include the effects of certain transactions, such as the investment gain resulting from the 2012 Liberty Acquisition nor income taxes as it believes these items to be outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs which relate primarily to certain headquarters overhead charges, including accounting and finance, global research and development, etc. ("Corporate"), because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate by Global Manufacturing Operations. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Information pertaining to the Company's segment and Corporate activities for the twelve-month periods ended December 31, 2013, 2012 and 2011 is set forth below.

	North America Segment	International Segment	Segment Total	Corporate	Total
2013
Net revenue external customers	$9,606,111	$4,970,319	$14,576,430	$33,297	$14,609,727
Inter-segment revenue	7,045	—	7,045	(7,045)	—

Revenue	9,613,156	4,970,319	14,583,475	26,252	14,609,727

Depreciation and amortization	(330,371)	(185,570)	(515,941)	(132,284)	(648,225)

Operating Income	1,623,984	858,308	2,482,292	(226,096)	2,256,196

Income (loss) from equity method investees	19,297	1,672	20,969	5,136	26,105
Segment assets	14,698,039	6,177,482	20,875,521	2,244,385	23,119,906
thereof investments in equity method investees	268,370	396,524	664,894	(448)	664,446
Capital expenditures, acquisitions and investments(1)	789,340	286,420	1,075,760	167,903	1,243,663
2012
Net revenue external customers	$9,031,108	$4,740,132	$13,771,240	$29,042	$13,800,282
Inter-segment revenue	10,072	—	10,072	(10,072)	—

Revenue	9,041,180	4,740,132	13,781,312	18,970	13,800,282

Depreciation and amortization	(310,216)	(175,504)	(485,720)	(117,176)	(602,896)

Operating Income	1,615,348	809,269	2,424,617	(206,044)	2,218,573

Income (loss) from equity method investees	23,408	919	24,327	(6,885)	17,442
Segment assets	14,170,453	5,892,477	20,062,930	2,263,068	22,325,998
thereof investments in equity method investees	266,521	378,626	645,147	(7,774)	637,373
Capital expenditures, acquisitions and investments(2)	2,147,522	230,888	2,378,410	175,808	2,554,218
2011
Net revenue external customers	$7,925,472	$4,627,950	$12,553,422	$17,093	$12,570,515
Inter-segment revenue	9,196	—	9,196	(9,196)	—

Revenue	7,934,668	4,627,950	12,562,618	7,897	12,570,515

Depreciation and amortization	(269,055)	(173,600)	(442,655)	(114,628)	(557,283)

Operating Income	1,435,450	807,437	2,242,887	(167,995)	2,074,892

Income (loss) from equity method investees	32,387	69	32,456	(1,497)	30,959
Segment assets	11,761,777	5,589,421	17,351,198	2,181,652	19,532,850
thereof investments in equity method investees	322,990	370,447	693,437	(1,412)	692,025
Capital expenditures, acquisitions and investments(3)	1,055,183	1,161,825	2,217,008	166,176	2,383,184

(1)
North America and International acquisitions exclude $48,231 and $18,686, respectively, of non-cash acquisitions and investments for 2013.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

	Germany	North America	Rest of the World	Total
2013
Net revenue	$437,459	$9,606,111	$4,566,157	$14,609,727
Long-lived assets	609,040	12,891,384	3,226,779	16,727,203
2012
Net revenue	$409,195	$9,031,108	$4,359,979	$13,800,282
Long-lived assets	493,782	12,428,762	3,185,773	16,108,317
2011
Net revenue	$422,476	$7,925,472	$4,222,567	$12,570,515
Long-lived assets	420,573	10,326,615	3,040,872	13,788,060

25.   Supplemental Condensed Combining Information

        FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition of the Company, on a consolidated basis at December 31, 2013 and December 31, 2012 and its results of operations and cash flows for the periods ended December 31, 2013, 2012 and 2011. The following combining financial information for the Company is at December 31, 2013 and December 31, 2012 and for the periods ended December 31, 2013, 2012 and 2011, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$2,084,014	$—	$15,825,782	$(3,300,069)	$14,609,727
Cost of revenue	—	—	1,356,114	—	11,789,397	(3,274,181)	9,871,330

Gross profit	—	—	727,900	—	4,036,385	(25,888)	4,738,397

Operating expenses (income):
Selling, general and administrative(1)	—	184,054	284,589	(128,356)	2,150,296	(134,187)	2,356,396
Research and development	—	—	72,638	—	53,336	(169)	125,805

Operating (loss) income	—	(184,054)	370,673	128,356	1,832,753	108,468	2,256,196

Other (income) expense:
Interest, net	(6,871)	210,759	5,922	176,643	22,108	—	408,561
Other, net	—	(1,545,184)	259,165	(824,853)	—	2,110,872	—

Income (loss) before income taxes	6,871	1,150,371	105,586	776,566	1,810,645	(2,002,404)	1,847,635
Income tax expense (benefit)	2,494	40,481	108,837	(19,049)	652,672	(193,423)	592,012

Net Income (loss)	4,377	1,109,890	(3,251)	795,615	1,157,973	(1,808,981)	1,255,623
Net Income attributable to noncontrolling interests	—	—	—	—	145,733	—	145,733

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,377	$1,109,890	$(3,251)	$795,615	$1,012,240	$(1,808,981)	$1,109,890

(1)
Selling, general and administrative is presented net of gain on sale of dialysis clinics and net of income from equity method investees.

	For the year ended December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$1,884,622	$—	$14,806,815	$(2,891,155)	$13,800,282
Cost of revenue	—	—	1,197,337	—	10,876,513	(2,874,821)	9,199,029

Gross profit	—	—	687,285	—	3,930,302	(16,334)	4,601,253

Operating expenses (income):
Selling, general and administrative(1)	—	59,222	203,284	(51,963)	2,030,970	29,536	2,271,049
Research and development	—	—	69,025	—	42,442	164	111,631

Operating (loss) income	—	(59,222)	414,976	51,963	1,856,890	(46,034)	2,218,573

Other (income) expense:
Investment gain	—	—	—	—	(139,600)	—	(139,600)
Interest, net	(6,839)	216,914	2,682	156,794	71,797	(15,288)	426,060
Other, net	—	(1,531,505)	261,505	(921,180)	—	2,191,180	—

Income (loss) before income taxes	6,839	1,255,369	150,789	816,349	1,924,693	(2,221,926)	1,932,113
Income tax expense (benefit)	2,482	68,560	119,255	(41,356)	698,353	(242,158)	605,136

Net Income (loss)	4,357	1,186,809	31,534	857,705	1,226,340	(1,979,768)	1,326,977
Net Income attributable to noncontrolling interests	—	—	—	—	140,168	—	140,168

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,357	$1,186,809	$31,534	$857,705	$1,086,172	$(1,979,768)	$1,186,809

(1)
Selling, general and administrative is presented net of gain on sale of dialysis clinics, net of income from equity method investees and net of other operating expenses.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$1,931,016	$—	$13,498,566	$(2,859,067)	$12,570,515
Cost of revenue	—	—	1,210,733	—	10,020,572	(2,812,831)	8,418,474

Gross profit	—	—	720,283	—	3,477,994	(46,236)	4,152,041

Operating expenses (income):
Selling, general and administrative(1)	1	158,222	208,022	67,587	1,611,194	(78,711)	1,966,315
Research and development	—	—	68,876	—	41,958	—	110,834

Operating (loss) income	(1)	(158,222)	443,385	(67,587)	1,824,842	32,475	2,074,892

Other (income) expense:
Interest, net	(5,351)	90,148	6,867	82,205	140,567	(17,903)	296,533
Other, net	—	(1,379,577)	297,281	(691,312)	—	1,773,608	—

Income (loss) before income taxes	5,350	1,131,207	139,237	541,520	1,684,275	(1,723,230)	1,778,359
Income tax expense (benefit)	2,016	60,053	124,322	(59,093)	685,166	(211,367)	601,097

Net Income (loss)	3,334	1,071,154	14,915	600,613	999,109	(1,511,863)	1,177,262
Net Income attributable to noncontrolling interests	—	—	—	—	—	106,108	106,108

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$3,334	$1,071,154	$14,915	$600,613	$999,109	$(1,617,971)	$1,071,154

(1)
Selling, general and administrative is presented net of gain on sale of dialysis clinics and net of income from equity method investees.

	For the year ended December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,377	$1,109,890	$(3,251)	$795,615	$1,157,973	$(1,808,981)	$1,255,623

Gain (loss) related to cash flow hedges	—	21,020	—	—	1,512	—	22,532
Actuarial gain (loss) on defined benefit pension plans	—	(971)	(15,150)	83,597	(2,487)	—	64,989
Gain (loss) related to foreign currency translation	—	(158,328)	32,934	—	(12,896)	23,851	(114,439)
Income tax (expense) benefit related to components of other comprehensive income	—	(6,317)	(4,418)	32,979	(55,844)	—	(33,600)

Other comprehensive income (loss), net of tax	—	(144,596)	13,366	116,576	(69,715)	23,851	(60,518)

Total comprehensive income	$4,377	$965,294	$10,115	$912,191	$1,088,258	$(1,785,130)	$1,195,105
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	143,689	143,689

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,377	$965,294	$10,115	$912,191	$1,088,258	$(1,928,819)	$1,051,416

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$13	$4,490	$—	$672,206	$6,068	$682,777
Trade accounts receivable, less allowance for doubtful accounts	—	—	152,480	—	2,882,736	2,058	3,037,274
Accounts receivable from related parties	1,269,092	960,137	815,748	1,643,394	4,073,975	(8,609,228)	153,118
Inventories	—	—	287,625	—	946,790	(137,311)	1,097,104
Prepaid expenses and other current assets	—	71,939	41,240	167	879,085	44,960	1,037,391
Deferred taxes	—	—	—	—	322,337	(43,285)	279,052

Total current assets	1,269,092	1,032,089	1,301,583	1,643,561	9,777,129	(8,736,738)	6,286,716
Property, plant and equipment, net	—	734	238,469	—	2,980,268	(127,517)	3,091,954
Intangible assets	—	501	73,166	—	684,290	(81)	757,876
Goodwill	—	—	62,829	—	11,595,358	—	11,658,187
Deferred taxes	—	80,931	14,209	—	118,306	(109,279)	104,167
Other assets(1)	—	13,955,933	47,661	12,583,246	5,234,132	(30,599,966)	1,221,006

Total assets	$1,269,092	$15,070,188	$1,737,917	$14,226,807	$30,389,483	$(39,573,581)	$23,119,906

Current liabilities:
Accounts payable	$—	$2,193	$28,689	$—	$511,715	$—	$542,597
Accounts payable to related parties	—	1,896,712	522,719	1,600,480	4,931,344	(8,827,326)	123,929
Accrued expenses and other current liabilities	29,770	45,897	129,727	9,403	1,786,709	11,027	2,012,533
Short-term borrowings and other financial liabilities	—	60	—	—	96,588	—	96,648
Short-term borrowings from related parties	—	—	—	—	62,342	—	62,342
Current portion of long-term debt and capital lease obligations	—	271,090	—	200,000	40,280	—	511,370
Income tax payable	—	114,197	—	—	56,163	—	170,360
Deferred taxes	—	2,331	9,002	—	64,539	(41,678)	34,194

Total current liabilities	29,770	2,332,480	690,137	1,809,883	7,549,680	(8,857,977)	3,553,973
Long term debt and capital lease obligations, less current portion	1,167,466	96,699	—	2,438,189	7,478,944	(3,434,378)	7,746,920
Long term debt from related parties	—	3,359,606	—	2,092,818	6,940	(5,459,364)	—
Other liabilities	—	5,616	6,028	—	298,313	19,604	329,561
Pension liabilities	—	10,377	254,233	—	171,248	—	435,858
Income tax payable	2,287	30,846	—	—	20,262	123,538	176,933
Deferred taxes	—	—	—	—	768,156	(24,766)	743,390

Total liabilities	1,199,523	5,835,624	950,398	6,340,890	16,293,543	(17,633,343)	12,986,635
Noncontrolling interests subject to put provisions	—	—	0	—	648,251	—	648,251
Total FMC-AG & Co. KGaA shareholders' equity	69,569	9,234,564	787,519	7,885,917	13,197,233	(21,940,238)	9,234,564
Noncontrolling interests not subject to put provisions	—	—	—	—	250,456	—	250,456

Total equity	69,569	9,234,564	787,519	7,885,917	13,447,689	(21,940,238)	9,485,020

Total liabilities and equity	$1,269,092	$15,070,188	$1,737,917	$14,226,807	$30,389,483	$(39,573,581)	$23,119,906

(1)
Other assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$78	$501	$—	$686,457	$1,003	$688,040
Trade accounts receivable, less allowance for doubtful accounts	—	—	170,627	—	2,848,797	—	3,019,424
Accounts receivable from related parties	1,269,471	2,257,445	1,449,317	3,562,953	4,398,630	(12,800,007)	137,809
Inventories	—	—	271,039	—	885,613	(119,843)	1,036,809
Prepaid expenses and other current assets	—	72,022	27,693	167	837,152	40,503	977,537
Deferred taxes	—	—	—	—	311,280	(43,443)	267,837

Total current assets	1,269,472	2,329,545	1,919,177	3,563,120	9,967,929	(12,921,787)	6,127,456
Property, plant and equipment, net	—	611	206,873	—	2,856,000	(122,881)	2,940,603
Intangible assets	—	584	67,874	—	641,714	(56)	710,116
Goodwill	—	—	54,848	—	11,367,041	—	11,421,889
Deferred taxes	—	51,111	10,123	—	131,452	(103,534)	89,152
Other assets(1)	—	12,675,998	650,255	11,766,104	(4,751,531)	(19,304,044)	1,036,782

Total assets	$1,269,472	$15,057,849	$2,909,150	$15,329,224	$20,212,605	$(32,452,302)	$22,325,998

Current liabilities:
Accounts payable	$—	$1,935	$41,114	$—	$579,245	$—	$622,294
Accounts payable to related parties	—	2,234,205	491,525	1,598,852	8,663,240	(12,864,472)	123,350
Accrued expenses and other current liabilities	29,771	27,530	102,728	3,157	1,611,997	12,288	1,787,471
Short-term borrowings and other financial liabilities	—	38	—	—	117,812	—	117,850
Short-term borrowings from related parties	—	—	—	—	3,973	—	3,973
Current portion of long-term debt and capital lease obligations	—	207,160	—	100,000	27,587	—	334,747
Income tax payable	—	130,636	—	—	19,367	—	150,003
Deferred taxes	—	1,622	8,126	—	61,774	(41,219)	30,303

Total current liabilities	29,771	2,603,126	643,493	1,702,009	11,084,995	(12,893,403)	3,169,991
Long term debt and capital lease obligations, less current portion	1,172,397	285,049	—	2,559,340	7,020,190	(3,251,236)	7,785,740
Long term debt from related parties	—	3,212,455	657,284	2,019,925	64,530	(5,898,020)	56,174
Other liabilities	—	6,696	12,679	110,637	96,322	33,923	260,257
Pension liabilities	—	7,753	202,219	—	247,701	—	457,673
Income tax payable	2,113	264	—	—	52,684	146,581	201,642
Deferred taxes	—	—	—	—	685,158	(21,157)	664,001

Total liabilities	1,204,281	6,115,343	1,515,675	6,391,911	19,251,580	(21,883,312)	12,595,478
Noncontrolling interests subject to put provisions	—	—	—	—	523,260	—	523,260
Total FMC-AG & Co. KGaA shareholders' equity	65,191	8,942,506	1,393,475	8,937,313	173,011	(10,568,990)	8,942,506
Noncontrolling interests not subject to put provisions	—	—	—	—	264,754	—	264,754

Total equity	65,191	8,942,506	1,393,475	8,937,313	437,765	(10,568,990)	9,207,260

Total liabilities and equity	$1,269,472	$15,057,849	$2,909,150	$15,329,224	$20,212,605	$(32,452,302)	$22,325,998

(1)
Other assets are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,377	$1,109,890	$(3,251)	$795,615	$1,157,973	$(1,808,981)	$1,255,623
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(924,138)	—	(824,853)	—	1,748,991	—
Depreciation and amortization	—	689	52,029	—	629,071	(33,564)	648,225
Change in deferred taxes, net	—	(34,548)	3,149	—	46,888	424	15,913
(Gain) loss on sale of fixed assets and investments	—	(43)	437	—	(33,378)	—	(32,984)
(Gain) loss on investments	—	—	(61)	—	—	61	—
(Write Up) write-off loans from related parties	—	91,593	—	—	—	(91,593)	—
Compensation expense related to stock options	—	13,593	—	—	—	—	13,593
Cash inflow (outflow) from hedging	—	(4,073)	—	—	—	—	(4,073)
Investments in equity method investees, net	—	22,945	—	—	(20,610)	—	2,335
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	14,851	—	(54,149)	(1,982)	(41,280)
Inventories	—	—	(4,162)	—	(70,848)	20,092	(54,918)
Prepaid expenses and other current and non-current assets	—	46,352	(11,519)	(123,972)	151,907	5,107	67,875
Accounts receivable from / payable to related parties	(8)	(334,000)	644,752	128,185	(559,991)	106,351	(14,711)
Accounts payable, accrued expenses and other current and non-current liabilities	—	11,469	21,203	6,246	181,426	(5,080)	215,264
Income tax payable	174	7,917	—	(19,049)	(23,818)	(1,281)	(36,057)

Net cash provided by (used in) operating activities	4,543	7,646	717,428	(37,828)	1,404,471	(61,455)	2,034,805

Investing Activities:
Purchases of property, plant and equipment	—	(320)	(76,096)	—	(712,213)	40,691	(747,938)
Proceeds from sale of property, plant and equipment	—	48	583	—	19,216	—	19,847
Disbursement of loans to related parties	—	911,133	—	141,347	—	(1,052,480)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(103,308)	(24,503)	(1,000)	(492,683)	125,769	(495,725)
Proceeds from divestitures	—	—	—	—	18,276	—	18,276

Net cash provided by (used in) investing activities	—	807,553	(100,016)	140,347	(1,167,404)	(886,020)	(1,205,540)

Financing Activities:
Short-term borrowings, net	—	20	(613,593)	—	597,859	—	(15,714)
Long-term debt and capital lease obligations, net	(4,544)	(140,374)	—	1,629,443	(2,713,226)	1,052,480	(176,221)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	189,250	—	189,250
Proceeds from exercise of stock options	—	102,419	—	—	8,881	—	111,300
Proceeds from conversion of preference shares into ordinary shares	—	34,784	—	—	—	—	34,784
Purchase of treasury stock	—	(505,014)	—	—	—	—	(505,014)
Dividends paid	—	(296,134)	—	—	(2,884)	2,884	(296,134)
Capital increase (decrease)	—	—	—	(1,731,962)	1,834,786	(102,824)	—
Distributions to noncontrolling interest	—	—	—	—	(216,758)	—	(216,758)
Contributions from noncontrolling interest	—	—	—	—	66,467	—	66,467

Net cash provided by (used in) financing activities	(4,544)	(804,299)	(613,593)	(102,519)	(235,625)	952,540	(808,040)

Effect of exchange rate changes on cash and cash equivalents	—	(10,965)	170	—	(15,693)	—	(26,488)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	(65)	3,989	—	(14,251)	5,065	(5,263)
Cash and cash equivalents at beginning of period	1	78	501	—	686,457	1,003	688,040

Cash and cash equivalents at end of period	$0	$13	$4,490	$—	$672,206	$6,068	$682,777

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,357	$1,186,809	$31,534	$857,705	$1,226,340	$(1,979,768)	$1,326,977
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(1,002,965)	—	(921,180)	—	1,924,145	—
Depreciation and amortization	—	519	47,832	—	583,375	(28,830)	602,896
Change in deferred taxes, net	—	1,994	4,113	—	71,744	(2,681)	75,170
(Gain) loss on sale of fixed assets and investments	—	(40)	(163)	—	(29,321)	—	(29,524)
(Gain) loss on investments	—	1,247	—	—	—	(1,247)	—
(Write Up) write-off loans from related parties	—	7,527	—	—	—	(7,527)	—
Investment (gain)	—	—	—	—	(139,600)	—	(139,600)
Compensation expense related to stock options	—	26,476	—	—	—	—	26,476
Cash inflow (outflow) from hedging	—	1,322	—	—	(15,269)	—	(13,947)
Investments in equity method investees, net	—	36,453	—	—	(13,941)	—	22,512
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(23,848)	—	(19,496)	—	(43,344)
Inventories	—	—	(40,910)	—	(11,532)	4,163	(48,279)
Prepaid expenses and other current and non-current assets	—	148,172	(13,633)	(38,496)	11,299	(18,929)	88,413
Accounts receivable from / payable to related parties	(3,724)	1,653,955	(49,477)	117,090	(1,788,646)	55,007	(15,795)
Accounts payable, accrued expenses and other current and non-current liabilities	—	(1,884)	33,157	1,024	193,756	(467)	225,586
Income tax payable	97	(137)	—	(41,356)	24,316	(21,398)	(38,478)

Net cash provided by (used in) operating activities	730	2,059,448	(11,395)	(25,213)	93,025	(77,532)	2,039,063

Investing Activities:
Purchases of property, plant and equipment	—	(485)	(78,272)	—	(638,394)	41,841	(675,310)
Proceeds from sale of property, plant and equipment	—	40	407	—	9,220	—	9,667
Disbursement of loans to related parties	—	(1,551,372)	—	289,879	—	1,261,493	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(1,618,662)	(2,021)	—	(1,876,310)	1,618,085	(1,878,908)
Proceeds from divestitures	—	44	—	—	263,306	(44)	263,306

Net cash provided by (used in) investing activities	—	(3,170,435)	(79,886)	289,879	(2,242,178)	2,921,375	(2,281,245)

Financing Activities:
Short-term borrowings, net	—	(24,338)	91,628	—	(80,241)	—	(12,951)
Long-term debt and capital lease obligations, net	(730)	1,308,572	—	(264,666)	1,380,034	(1,261,493)	1,161,717
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(372,500)	—	(372,500)
Proceeds from exercise of stock options	—	100,178	—	—	20,948	—	121,126
Dividends paid	—	(271,733)	—	—	(241)	241	(271,733)
Capital increase (decrease)	—	—	—	—	1,581,588	(1,581,588)	—
Distributions to noncontrolling interest	—	—	—	—	(195,023)	—	(195,023)
Contributions from noncontrolling interest	—	—	—	—	37,704	—	37,704

Net cash provided by (used in) financing activities	(730)	1,112,679	91,628	(264,666)	2,372,269	(2,842,840)	468,340

Effect of exchange rate changes on cash and cash equivalents	—	(1,616)	10	—	6,196	—	4,590

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	—	76	357	—	229,312	1,003	230,748
Cash and cash equivalents at beginning of period	1	2	144	—	457,145	—	457,292

Cash and cash equivalents at end of period	$1	$78	$501	$—	$686,457	$1,003	$688,040

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2011
	Issuer	Guarantors
	FMC US Finance	FMC – AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$3,334	$1,071,154	$14,915	$600,613	$999,109	$(1,511,863)	$1,177,262
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(872,048)	—	(691,312)	—	1,563,360	—
Depreciation and amortization	—	858	49,207	5,768	514,843	(13,393)	557,283
Change in deferred taxes, net	—	12,593	2,724	—	150,598	(6,734)	159,181
(Gain) loss on sale of fixed assets and investments	—	(10)	(184)	—	(8,791)	—	(8,985)
(Gain) loss on investments	—	31,502	186	—	—	(31,688)	—
(Write Up) write-off loans from related parties	—	44,807	—	—	—	(44,807)	—
Compensation expense related to stock options	—	29,071	—	—	—	—	29,071
Cash outflow from hedging	—	—	—	—	(58,113)	—	(58,113)
Investments in equity method investees, net	—	—	—	—	(30,959)	—	(30,959)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(13,401)	—	(239,393)	—	(252,794)
Inventories	—	—	(47,022)	—	(135,071)	30,203	(151,890)
Prepaid expenses and other current and non-current assets	—	(133,691)	(3,048)	86,497	(80,570)	(46)	(130,858)
Accounts receivable from / payable to related parties	(12,372)	(1,183,881)	(51,617)	54,300	1,239,464	(62,058)	(16,164)
Accounts payable, accrued expenses and other current and non-current liabilities	13,775	(40,619)	28,385	79	131,427	(641)	132,406
Income tax payable	2,016	80,461	—	(59,093)	(509)	18,167	41,042

Net cash provided by (used in) operating activities	6,753	(959,803)	(19,855)	(3,148)	2,482,035	(59,500)	1,446,482

Investing Activities:
Purchases of property, plant and equipment	—	(221)	(54,545)	—	(569,645)	26,556	(597,855)
Proceeds from sale of property, plant and equipment	—	—	775	—	26,550	—	27,325
Disbursement of loans to related parties	—	1,571,874	200	(1,118,399)	—	(453,675)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(148,331)	(4,554)	—	(2,529,849)	897,405	(1,785,329)
Proceeds from divestitures	—	—	418	—	9,990	(418)	9,990

Net cash provided by (used in) investing activities	—	1,423,322	(57,706)	(1,118,399)	(3,062,954)	469,868	(2,345,869)

Financing Activities:
Short-term borrowings, net	—	26,284	77,481	(298)	(142,444)	—	(38,977)
Long-term debt and capital lease obligations, net	(64,252)	(221,594)	—	433,455	1,147,586	453,675	1,748,870
Redemption of trust preferred securities	—	—	—	—	(653,760)	—	(653,760)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	24,500	—	24,500
Proceeds from exercise of stock options	—	81,883	—	—	13,010	—	94,893
Dividends paid	—	(280,649)	—	—	22	(22)	(280,649)
Capital increase (decrease)	57,500	—	—	688,390	151,097	(896,987)	—
Distributions to noncontrolling interest	—	—	—	—	(129,542)	—	(129,542)
Contributions from noncontrolling interest	—	—	—	—	27,824	—	27,824

Net cash provided by (used in) financing activities	(6,752)	(394,076)	77,481	1,121,547	438,293	(443,334)	793,159

Effect of exchange rate changes on cash and cash equivalents	—	(216,618)	(1)	—	257,247	22	40,650

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1	(147,175)	(81)	—	114,621	(32,944)	(65,578)
Cash and cash equivalents at beginning of period	—	147,177	225	—	342,524	32,944	522,870

Cash and cash equivalents at end of period	$1	$2	$144	$—	$457,145	$—	$457,292

FRESENIUS MEDICAL CARE AG & Co. KGaA

Schedule II – Valuation and Qualifying Accounts
(in thousands, except share data)

Development of allowance for doubtful accounts

	2013	2012	2011
Allowance for doubtful accounts as of January 1	$328,893	$299,751	$277,139
Change in valuation allowances as recorded in the consolidated statements of income	336,090	303,508	241,598
Write-offs and recoveries of amounts previously written-off	(249,783)	(273,643)	(214,612)
Foreign currency translation	(2,035)	(723)	(4,374)

Allowance for doubtful accounts as of December 31	$413,165	$328,893	$299,751

S-II