Form 20-F
period 2014-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2015-02-25
CIK 1333141

Use these links to rapidly review the document

INDEX OF FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

☐ Yes                ☒ No

i

Certain Defined Terms

        In this report, (1) the "Company" refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, "Information on the Company – History and Development of the Company – History" below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) "we", "us" and "our" refers either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) "Fresenius Medical Care AG" and "FMC-AG" refers to the Company as a German stock corporation before the transformation of legal form and "FMC-AG & Co. KGaA" refers to the Company as a German partnership limited by shares after the transformation and (4) "FMCH" and "D-GmbH" refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, "Fresenius SE" and "Fresenius SE & Co. KGaA" refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our ordinary shares as of February 18, 2015, 31.1% based on 303,636,122 outstanding shares, as reported herein (prior to the transformation of our legal form, it held approximately 51.8% of our voting shares). In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. The phrase "Fresenius SE and its subsidiaries" refers to Fresenius SE and all of the companies of the Fresenius SE group, other than FMC-AG & Co. KGaA and the subsidiaries of FMC-AG & Co. KGaA. Each of "Management AG", "FMC Management AG" and the "General Partner" refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. "Management Board" and "our Management Board" refer to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" and "our Supervisory Board" refer to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to our North America operating segment. The term "International Segment" refers to our combined EMEALA (Europe, Middle East, Africa, and Latin America) and AP (Asia-Pacific) operating segments. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management and procurement within our Global Manufacturing Operations and research and development. All references in this report to the notes to our financial statements are to the Notes to Consolidated Financial Statements included in this report.

Forward-looking Statements

        This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially positively or negatively relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

        These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis services;

  •
  the outcome of ongoing government and internal investigations;

  •
  risks relating to compliance with the myriad government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act and comparable regulatory regimes in many of the 120 countries in which we supply health care services and / or products;

  •
  the influence of commercial insurers and managed care organizations;

  •
  the impact of health care reforms;

  •
  product liability risks;

  •
  the outcome of ongoing litigation;

  •
  risks relating our ability to continue to make acquisitions;

  •
  the impact of currency fluctuations;

  •
  changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

  •
  changes in raw material and energy costs or the ability to procure raw materials; as well as

  •
  collectability of our receivables primarily due to the financial stability and liquidity of our governmental and commercial payors.

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

Market and Industry Data

        Except as otherwise specified herein, all patient and market data in this report have been derived using our internal information tool called "Market & Competitor Survey" ("MCS"). See Item 4.B, "Information on the Company – Business Overview – Renal Industry Overview."

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable

Item 2.    Other Statistics and Expected Timetable

        Not applicable

Item 3.    Key Information

A.    Selected Financial Data

        The following table summarizes the consolidated financial information for our business for each of the years 2014 through 2010. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), an independent registered public accounting firm, audited these financial statements. All American Depositary Share ("ADS") and per ADS data reflect the two-for-one split of the ADSs representing our ordinary shares and the ADSs representing our previously outstanding preference shares, which was effective December 3, 2012. As a result of the split of our ADSs, the ratio of each class of ADSs was changed from one ADS representing one share to two ADSs representing one share. (See Item4.A, "Information on the Company – History and Development of the Company – History"). All per ADS amounts in the table have been restated to reflect the ADS splits. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, "Operating and Financial Review and Prospects."

	2014	2013	2012	2011	2010
	(in millions except share and per share amounts)
Statement of Operations Data:
Net revenues(a)	$15,832	$14,610	$13,800	$12,570	$11,844
Cost of revenues	10,836	9,872	9,199	8,418	8,009

Gross profit	4,996	4,738	4,601	4,152	3,835
Selling, general and administrative	2,645	2,391	2,223	2,002	1,823
Gain on sale of dialysis clinics	(1)	(9)	(36)	(5)	—
Research and development	122	126	112	111	97
Income from equity method investees	(25)	(26)	(17)	(31)	(9)
Other operating expenses	—	—	100	—	—

Operating income	2,255	2,256	2,219	2,075	1,924
Investment gain	—	—	140	—	—
Interest expense, net	411	409	426	297	280

Income before income taxes	1,844	1,847	1,933	1,778	1,644
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,045	$1,110	$1,187	$1,071	$979

Weighted average ordinary shares outstanding	302,339,124	301,877,304	301,139,652	299,012,744	296,808,978
Basic earnings per Ordinary share	$3.46	$3.65	$3.89	$3.54	$3.25
Basic earnings per Ordinary ADS(b)	1.73	1.83	1.94	1.77	1.62
Fully diluted earnings per Ordinary share	3.45	3.65	3.87	3.51	3.24
Fully diluted earnings per Ordinary ADS(b)	1.73	1.83	1.93	1.75	1.62
Dividends declared and paid per Ordinary share (€)(c)	0.77	0.75	0.69	0.65	0.61
Dividends declared and paid per Ordinary share ($)(c)	0.93	1.03	0.89	0.93	0.77

	2014	2013	2012	2011	2010
	(in millions except share and per share amounts)
Balance Sheet Data at December 31:
Working capital	$3,247	$2,733	$2,957	$1,432	$1,363
Total assets	25,447	23,120	22,326	19,533	17,095
Total long-term debt (excluding current portion)	9,080	7,747	7,842	5,495	4,310
Shareholders' equity	10,028	9,485	9,207	8,061	7,524
Capital Stock – Preference shares – Nominal Value(d)	—	—	4	4	4
Capital Stock – Ordinary shares – Nominal Value	385	382	375	372	369

(a)
The provision for bad debts relating to health care services which we presented as an operating expense before 2012 has been reclassified to a deduction from patient service revenue in accordance with US GAAP.

(b)
Basic earnings per Ordinary ADS and fully diluted earnings per Ordinary ADS have been restated to reflect a two-for-one split of our Ordinary ADSs outstanding effected on December 3, 2012, which changed the ratio from one ADSs representing one share to two ADSs representing one share.

(c)
Amounts shown for each year from 2014 to 2010 represent dividends declared and paid in each such year with respect to our operations in the year preceding payment. Our General Partner's Management Board has proposed dividends with respect to our operations in 2014 of €0.78 per Ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting ("AGM") to be held on May 19, 2015.

(d)
As of June 28, 2013 all preference shares for capital stock were converted into ordinary shares. As of December 31, 2014 only one class of shares exists.

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

        For the year ended December 31, 2014, approximately 31% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. For further information regarding Medicare and Medicaid reimbursement, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and Item 5, "Operating and Financial Review and Prospects – Overview."

The utilization of ESAs could materially impact our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for ESAs could reduce our revenues and operating profit.

        Erythropoietin stimulating agents, or ESAs, are sold in the U.S. by Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa). Our current non-exclusive ESA sourcing and supply contract with Amgen covers the period from January 1, 2015 to December 31, 2018. In addition, limited quantities of Mircera® (epoetin beta) are available to us for the purpose of performing a commercial pilot of this FDA-approved ESA manufactured by Hoffmann-La Roche. Under the Medicare end stage renal disease ("ESRD") prospective payment system ("ESRD PPS") effective January 1, 2011, payment for ESAs is generally included in the bundled rate; previously, it was reimbursed separately. Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) a reduction of the current overfill amount in ESA vials that we currently use (liquid medications, such as ESAs, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), (ii) an interruption of supply of ESAs, or (iii) material increases in the utilization of or acquisition costs for ESAs.

If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.

        Our operations in both our health care services business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

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

        The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene the Company's compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition. The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an investigation with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigation and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests. See "Item 15B. Management's annual report on internal control over financial reporting" and Note 20 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures."

If our joint ventures violate the law, our business could be adversely affected.

        A number of the dialysis clinics and health care centers that we operate are owned, or managed, by joint ventures in which one or more hospitals, physicians or physician practice groups hold an interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti- Kickback Statute, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute, the Stark Law or other similar laws worldwide, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from Medicare, Medicaid and other U.S. federal and state healthcare programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

Proposals for healthcare reform, or relating to regulatory approvals, could decrease our revenues and operating profit.

        Many of the countries in which we operate have been considering proposals to modify their current healthcare systems to improve access to health care and to control costs. Policymakers in the U.S. and elsewhere are also considering reforms that could change the methodology used to reimburse providers of health care services. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. In the U.S., automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all Federal government programs went into effect on March 1, 2013. Medicare payments to providers and suppliers are subject to these reductions, but these reductions are limited to one adjustment of no more than 2 percent through 2021. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

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

        In the United States, the ACA authorized state and federal health care exchanges to provide greater access to private health insurance coverage. These exchanges went into effect in 2014, and it is not yet known how the insurance coverage available through the exchanges will impact reimbursement for health care services, if at all. There can be no assurance that we can achieve future price increases from private insurers and managed care organizations offering coverage through the federal and state health care exchanges that are comparable to those we have historically received. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results.

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

        Government reimbursement programs generally pay less than private insurance. Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), and Medicaid rates are comparable. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 77% of the patients to whom we provide care in North America but that for 2014, we derived 51% of our North America Segment Health Care net revenues (amounting to 31% of our worldwide revenue) from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 23% of our North America segment's patients reduce their payments for our services, or if we experience a material shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would materially decrease.

        Over the last few years, we have generally been able to implement modest annual price increases for private insurers and managed care organizations, but government reimbursement has remained flat or has been increased at rates below typical consumer price index ("CPI") increases. On November 6, 2014 the Centers for Medicare and Medicaid Service ("CMS") issued the final rule updating the ESRD PPS for 2015, pursuant to which the base rate was revised from $239.02 for 2014 to $239.43 for 2015. This change reflects a wage index budget-neutrality adjustment factor of 1.001729. See "Item 4. Information on the Company – Regulatory and Legal Matters – Reimbursement – U.S. – Budget Control Act and American Taxpayer Relief Act". There can be no assurance that we can achieve future price increases from private insurers and managed care organizations comparable to those we have historically received. With increased governmental reform and regulatory activity, reimbursement from private insurers may be subject to downward pressure in the coming years. The advent of the federal and state health care exchanges may also negatively impact reimbursement from private insurance. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results. Any reduction in our ability to attract private pay patients to utilize our health care services relative to historical levels could adversely impact our operating results. Any of the following events, among others, could have a material adverse effect on our operating results:

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

        The Company is vigorously defending a patent infringement lawsuit and certain wrongful death and personal injury lawsuits alleging inadequate labeling and warnings for certain of our dialysate concentrate products. See Note 20 of the Notes to Consolidated Financial Statements, "Legal and Regulatory Matters – Commercial Litigation". While we believe we have valid defenses to these claims, an adverse determination in any of these matters could have a material adverse effect on the Company's business, financial condition and results of operations.

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

        We also compete with other health care companies in seeking suitable acquisition targets. The continuing consolidation of dialysis providers and combinations of dialysis providers with dialysis product manufacturers and other consolidation in the health care industry generally could affect future growth, including growth of our product sales. If we are not able to continue to effect acquisitions on reasonable terms, especially in the international area, this could have an adverse effect on our business, financial condition and results of operations.

We face specific risks from international operations.

        We operate dialysis clinics in more than 45 countries and sell a range of products and services to customers in more than 120 countries. Our international operations are subject to a number of risks, including but not limited to the following:

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

        In providing dialysis services within our health care business, we depend upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility or vascular access center to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic's staff, convenient scheduling, and a clinic's location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of new or existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis business also depends on recommendations by hospitals, managed care plans and other healthcare institutions. If a significant number of physicians, hospitals or other healthcare institutions cease referring their patients to our clinics; this would reduce our health care revenue and could materially adversely affect our overall operations.

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

        We face numerous competitors in both our health care services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition and especially new competitive developments could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products by competitors could render one or more of our products or services less competitive or even obsolete.

Global economic conditions as well as further disruptions in financial markets may have an adverse effect on our businesses.

        Although there has been some improvement in the global economy and financial markets since the market deterioration of the global economy and tightening of the financial markets, the overall global economic outlook remains uncertain and current economic conditions could adversely affect our business and our profitability. Among other things, the potential decline in federal and state revenues that may result from such conditions may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

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

        Our continued growth in the health care business will depend upon our ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel. Competition for those employees is intense. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as employees of or consultants to our health care services businesses. If we are unable to achieve that goal or if doing so requires us to bear increased costs this could adversely impact our growth and results of operations.

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

        We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We could potentially receive notices of unfavorable adjustments and disallowances in connection with certain of these audits. If we are unsuccessful in contesting unfavorable determinations we could be required to make additional tax payments, which could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. See Item 5, "Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Liquidity" as well as Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Legal and Regulatory Matters."

Risks Relating to our Securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

        At December 31, 2014, we had consolidated debt of $9,532 million and consolidated total shareholders' equity of $10,028 million. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

        In October 2012, we entered into a syndicated Credit Agreement, which was amended in November 2014 (the "Amended 2012 Credit Agreement"). Our Amended 2012 Credit Agreement, Senior Notes and our accounts receivable securitization program (the "A/R Facility") include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2012 Credit Agreement and the A/R Facility, we are obligated to maintain a maximum consolidated leverage ratio (ratio of consolidated net funded debt to consolidated EBITDA) as these terms are defined in the respective financing agreements.

        Our Amended 2012 Credit Agreement and the indentures related to our Senior Notes include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Fresenius SE owns 100% of the shares in the General Partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

        Fresenius SE owns approximately 31.1% of our outstanding ordinary shares as of February 18, 2015. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE's consent, either or both of which could adversely affect the price of our shares.

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

        We are a "foreign private issuer," as defined in the SEC's regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC's proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short – swing profit recovery provisions of Section 16 of the Exchange Act. We are also generally exempt from most of the governance rules applicable to companies listed on the New York Stock Exchange (including the obligation to maintain a compensation committee of independent directors), other than the obligation to maintain an audit committee in accordance with Rule 10A – 3 under the Exchange Act and to provide an annual affirmation of our compliance. These limits on available information about our company and exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities.

Item 4.    Information on the Company

A.    History and Development of the Company

General

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), is a partnership limited by shares (Kommanditgesellschaft auf Aktien or "KGaA"), formerly known as Fresenius Medical Care AG ("FMC-AG"), a German stock corporation (Aktiengesellschaft or "AG") organized under the laws of Germany.

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

        On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting ("EGM") held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG's legal form was changed from a German AG to a KGaA with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Management AG, a subsidiary of Fresenius SE, which was the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Shareholders in FMC-AG & Co. KGaA participated in all economic respects, including profits and capital, to the same extent and (except as modified by the first share conversion described below) with the same number of shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form.

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

        On May 16, 2013, the Company's annual general meeting ("AGM") and a separate Preference shareholder meeting adopted resolutions for the mandatory conversion of our Preference shares into Ordinary shares. The amendments to the Company's articles of association ("Articles of Association") effecting the conversion were registered with the commercial register at the local court in Hof an der Saale on June 28, 2013. All outstanding Preference shares were converted on a 1:1 basis to Ordinary shares and all remaining options to acquire Preference shares were converted into options to acquire Ordinary shares. On July 5, 2013, the Company received a €27.0 million ($34.8 million) premium from the largest former preference shareholder, a financial institution located outside the United States, for the conversion of their preference shares to ordinary shares. In connection with the Preference share conversion, the listing of the Preference shares at the Frankfurt Stock Exchange was terminated and the New York Stock Exchange delisted the ADSs representing our Preference shares.

        On May 20, 2013 we commenced and on August 14, 2013, we completed a share buy-back program. We purchased a total of 7,548,951 Ordinary shares on the Frankfurt Stock Exchange at a total cost of approximately €350 million (approximately US $500 million). The program was financed from cash flow and existing credit facilities. The repurchased shares have either been cancelled, thereby reducing our registered share capital, or used to satisfy our share delivery obligations upon exercise of stock options.

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

        We have also expanded the renal pharmaceuticals portion of our product business starting in 2006 when we acquired Phoslo®, a phosphate binder. In 2008, we entered into license and distribution agreements to market and distribute intravenous iron products such as Venofer® and Ferinject® (outside of the U.S.) for dialysis treatment. In December 2010, we formed a new renal pharmaceutical company with one of the licensors, Galenica Ltd. "Galenica", named Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"), to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. We own 45% of the shares of VFMCRP. See the discussion of "Renal Pharmaceuticals" below.

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

        In 2012 we acquired 100% of the equity of Liberty Dialysis Holdings, Inc. ("Liberty Dialysis"), a Delaware corporation with principal offices in Mercer Island, Washington and the owner of all of the business of Liberty Dialysis, Inc. and 51% of Renal Advantage, Inc., for total cash consideration of $2,182 million consisting of $1,697 million cash, net of cash acquired and $485 million non-cash consideration (the "Liberty Acquisition"). Prior to entering into the merger agreement for the Liberty Acquisition, we owned 49% of Renal Advantage, Inc., and we also had a loan receivable from Renal Advantage Partners, LLC of $280 million which was retired as part of the transaction. Liberty Dialysis mainly provided dialysis services in the United States through the 263 clinics it operated (the "Acquired Clinics"). Liberty Dialysis's results have been included in the Company's Consolidated Statement of Income since February 29, 2012.

        On July 1, 2014, we made an investment for a majority interest in Sound Inpatient Physicians, Inc. ("Sound"), a physician services organization focused on hospitalist and post-acute care services, furthering our strategic investments and expanding the health care services we offer, and in November 2014, Sound acquired Cogent Healthcare ("Cogent"), expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers. On October 21, 2014 we acquired Laurus Healthcare L.P., which does business under the trade name National Cardiovascular Partners ("NCP"). NCP is the leading operator of outpatient cardiac catheterization and vascular laboratories in the U.S.

        For information regarding our capital expenditures during the past three years, see 4B, "Information on the Company – Business Overview – Capital Expenditures."

B.    Business Overview

Our Business

        We are the world's largest kidney dialysis company. We provide dialysis care services related to the dialysis treatment a patient with end-stage renal disease ("ESRD") receives as well as other health care services. We describe our other health care services as "Care Coordination." Care Coordination services include pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent our health care services. We also develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries. A visual representation of our services and products is as follows

Health Care		Dialysis Products

Dialysis Care services	Care Coordination services	Major product groups
• ESRD-related treatments	• Vascular, cardiovascular and endovascular specialty services	• Hemodialysis machines and peritoneal dialysis cyclers
• ESRD-related laboratory testing services	• Non-dialysis laboratory testing services	• Dialyzers
• Acute dialysis services	• Pharmacy	• Peritoneal dialysis solutions
	• Physician Practice services	• Hemodialysis concentrates, solutions and granulates
	• Hospitalist and intensivist	• Bloodlines
	• Health plan	• Systems for water treatment • Renal pharmaceuticals
	• Urgent care	• Other equipment & medical devices

        Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. Based on publicly reported sales and number of patients treated, our health care operations in dialysis services and dialysis products make us the world's largest kidney dialysis company. At December 31, 2014, we provided dialysis treatment to 286,312 patients in 3,361 clinics worldwide, located in more than 45 countries. In the U.S. we also provide inpatient dialysis services and other services under contract to hospitals. In 2014, we provided 42,744,977 million dialysis treatments, an increase of approximately 6% compared to 2013. For further discussion of revenues relating to Care Coordination, see Item 5.A, "Operating and Financial Review and Prospects – Results of Operations – Year ended

December 31, 2014 Compared to Year Ended December 31, 2013." For further discussion of the Company's services, see Item 4, "Information on the Company – Business Overview – Health Care"). For the year ended December 31, 2014, we had net revenues of $15.8 billion, an 8% increase (10% in constant currency, see item 5, "Operating and Financial Review and Prospects – Non U.S. GAAP Measures for Presentation – Constant Currency") over 2013 revenues. We derived 66% of our revenues in 2014 from our North America Segment and 34% from our International Segment, which include our operations in Europe (20%), Latin America (5%) and Asia-Pacific (9%).

        Our Ordinary shares are listed on the Frankfurt Stock Exchange and American Depositary Receipts evidencing our Ordinary shares on the New York Stock Exchange, and on February 18, 2015, we had a market capitalization of $22.2 billion.

        We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both health care services and dialysis products as well as our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.

        We estimate the volume of the global dialysis market was approximately $77 billion for 2014, an increase of 1% compared to the previous year (4% increase in constant currency terms). Approximately $63 billion represents dialysis services, including the administration of dialysis drugs, and approximately $14 billion represents sales of dialysis products. The following table summarizes net revenues for our North America Segment and our International Segment in our major categories of activity, health care services and dialysis products for the three years ended December 31, 2014, 2013 and 2012.

	2014	2013	2012
	(in millions)
North America
Health Care	$9,655	$8,772	$8,230
Dialysis Products	845	834	801

	10,500	9,606	9,031
International
Health Care	2,595	2,358	2,262
Dialysis Products	2,670	2,612	2,478

	5,265	4,970	4,740

Health Care Services – Renal Industry Overview

        We offer life-maintaining and life-saving dialysis services and dialysis products in a market which is characterized by favorable demographic development. As a global market leader in dialysis products and dialysis care services, FMC-AG & Co. KGaA considers it important to possess accurate and current information on the status and development of the global, regional and national markets.

        To obtain and manage this information, FMC-AG & Co. KGaA has developed an internal information tool called Market & Competitor Survey ("MCS"). The MCS is used within the Company as a tool to collect, analyze and communicate current and essential information on the dialysis market, developing trends, the market position of FMC-AG & Co. KGaA and those of its competitors. Country – by – country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESRD, the treatment modality selected, products used, treatment location and the structure of ESRD patient care providers. The survey has been refined over the years to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors. While we believe the information contained in our surveys and competitor publications to be reliable, we have not independently verified the data or any assumptions from which our MCS is derived or on which the estimates they contain are based, and we do not make any representation as to the accuracy of such information.

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

        We estimate that at the end of 2014, there were approximately 3.37 million ESRD patients worldwide, of which approximately 706,000 were living with a transplanted kidney. For many years the number of donated organs worldwide has continued to be significantly lower than the number of patients on transplant waiting lists. Despite ongoing efforts by many regional initiatives to increase awareness of and willingness for kidney donation, the distribution of patients between the various treatment modes has remained nearly unchanged over the past ten years. In the U.S., approximately 32% of all ESRD patients live with a functioning kidney transplant and in Germany approximately 29% of all ESRD patients live with a functioning kidney transplant.

        There are two major dialysis methods commonly used today, hemodialysis ("HD") and peritoneal dialysis ("PD"). These are described below under "Dialysis Treatment Options for ESRD." Of the estimated 2.67 million dialysis patients treated in 2014, approximately 2.38 million received HD and about 289,000 received PD. Generally, an ESRD patient's physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient's medical conditions and needs. The number of dialysis patients grew by approximately 6% in 2014.

        The present annual patient growth rate in North America, the largest dialysis market, is approximately 4% per year, while in the International Segment we see average annual growth rates of approximately 6%. We believe that worldwide patient growth will continue at around 6% per year. At the end of 2014, there were approximately 596,000 patients in North America (including Mexico), approximately 666,000 patients in Europe, the Middle East and Africa, approximately 265,000 patients in Latin America (excluding Mexico), and approximately 1,138,000 patients in Asia.

        In recent years, the gap between patient numbers and patient number growth rates reported by the two leading U.S. data sources has widened, accompanied by a significant time lag in reporting this data. The Company is currently analyzing this situation to determine if its methods for accumulating current U.S. market patient number estimates and projections should be refined. This could lead to a restatement of both reported patient numbers as well as growth rates for the North American market in the future. This will not impact the patients treated in the Company's facilities or the number of treatments performed by the Company.

        Dialysis patient growth rates vary significantly from region to region. The U.S. and parts of Asia, as well as Western and Central Europe, where patients with terminal kidney failure have had readily available access to treatment, usually dialysis, for many years, all experience below average increases in the number of patients. In contrast, growth rates in the economically weaker regions were above average, reaching double digit figures in some cases. This indicates that accessibility to treatment is still somewhat limited in these countries, but is gradually improving.

        We estimate that about 22% of worldwide patients are treated in North America and around 25% in Europe, the Middle East and Africa, approximately 10% in Latin America and approximately 43% in Asia-Pacific.

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

        Patients can receive treatment at a clinic run by (1) a public center (government or government subsidiary owned/run), (2) a healthcare organization (non-profit organizations for public benefit purposes), (3) a private center (owned or run by individual doctors or a group of doctors) or (4) a company-owned clinic, including multi-clinic providers (owned or run by a company such as FMC-AG & Co. KGaA). The organization of the centers also differs significantly depending on whether the healthcare system in the relevant country is mainly state-run or privately operated. There were approximately 6,900 clinics in North America in 2014 with approximately 18% of patients receiving care in public centers. In 2014, there were approximately 10,600 dialysis clinics in Europe, the Middle East and Africa treating dialysis patients, where approximately 60% of dialysis patients received care through public centers, approximately 23% through private centers and approximately 17% through company-owned clinics, such as ours. In Latin America, there were 2,400 clinics where approximately 16% of all dialysis patients received care through public centers, 22% received care through company owned clinics and 62% received care through private centers. In Asia-Pacific, there were approximately 16,800 clinics where approximately 51% of all dialysis patients received care through public centers, 6% received care through company owned clinics and 43% received care through private centers.

        Among company-owned clinics, the two largest providers are FMC-AG & Co. KGaA, caring for approximately 285,000 patients and DaVita, caring for approximately 178,000 patients at the end of 2014. All other company-owned clinics care for approximately 30,000 or less patients each.

        Of the approximately 2.67 million patients who received dialysis care in 2014, more than 89% were treated with hemodialysis. Hemodialysis patients represented about 92% of all dialysis patients in the U.S., 92% in the E.U. and 88% in the rest of the world. Based on these data, it is clear that hemodialysis is the dominant therapy method worldwide.

        Peritoneal Dialysis.    Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis ("CAPD") or automated peritoneal dialysis ("APD"), or by a treatment known as continuous cycling peritoneal dialysis ("CCPD"). In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD, a machine pumps or "cycles" solution to and from the patient's peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient. The human peritoneum can be used as a dialyzer only for a limited period of time, ideally only if the kidneys are still functioning to some extent.

Our Strategy and Competitive Strengths

Company Strategy

        We focus our business activities on our patients' health and hence on the quality of treatment and our products with the objective of improving their quality of life and raising their life expectancy. Our aim is to maintain our position as the world's leading provider of dialysis treatment and products and to use that position as a basis for sustainable, profitable growth. In this way, we seek to continuously increase the enterprise value of the Company and create added value for patients, healthcare systems and investors worldwide.

        Our strategy takes into account concrete, measurable growth targets as well as long-term trend forecasts in the dialysis market. The Management Board uses a number of different tools and indicators to evaluate our business performance, develop our strategy and make investment decisions. See Item 5, "Operating and Financial Review and Prospects." We expect not only the number of patients to increase but also the quality of services provided and of the products available to become even more important in the future with improved access to medical care. We believe comprehensive care, a more holistic approach to address the needs of our kidney patients, is another area that will continue to grow in the future. In response to this, we will not only focus our business on individual services or dialysis products, but also on combining the different areas of application related to dialysis, such as combining treatment concepts with dialysis drugs.

Pillars for Strategic Growth

        We rely upon four strategic operational pillars that govern the Company's primary strategy and activities and position us to achieve our growth and profitability objectives. Our four strategic pillars are described below:

  (1)    Continuous Growth and Expansion

        We are committed to shaping the development of the dialysis industry by giving more people access to life-saving dialysis treatment, as well as developing innovative products and therapies that improve our patients' quality of life. This includes our execution of strategic alliances with various healthcare institutions, which help to shape the development of the industry, while benefitting from the global growth of the market. To strengthen our market position, we have developed various approaches ranging from organic growth to the continuous assessment of acquisitions and partnerships that create synergies with our existing products and services.

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

  (2)    Development of New Business Areas

        Our main focus continues to be on comprehensive care for dialysis patients and dialysis-related treatments. In many regions, in addition to our products and dialysis treatments, we offer an increasing amount of additional health care services which have been aligned in 2014 under the title Care Coordination, as described above. We continue to develop other services to meet the growing demand for the care of patients with chronic kidney disease. Care Coordination will also allow us to expand into new business areas and meet the growing demand for quality health care services, in general.

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

        Chronic kidney failure is a global problem, with demand for improved, high-quality yet cost-efficient products growing worldwide. Our Global Research and Development department was reorganized in 2013.

The reorganization has leveraged synergies for product development that will allow us to address this global need. Our research also focuses on the vital aspects of the quality and safety of our products and services. This continued focus on quality makes us a reliable partner for patients, doctors, and care staff alike. We continue to operate local research and development sites in our global network which provides us with an advantage to familiarize ourselves with local requirements and respond to them quickly.

  (4)    Fostering Operational Excellence

        In a challenging economic environment, we also place importance on enhancing our profitability in the long term, while positioning and managing the Company more efficiently. We consider this as we optimize and modernize our administrative structures and processes and make greater use of synergies, building on the benefits realized through the establishment of our Global Manufacturing Operations and Global Research & Development divisions. This will enable us to meet the increased demand for our products and services and create a flexible environment which fosters rapid response to changes in the dialysis market. At the same time, we have benefited, and will continue to benefit, from our decentralized structure, allowing us to remain a reliable local partner in patient treatment by providing quick responses to customer specific needs, and changes to local market and regulatory environment. We believe this flexibility coupled with our localized decision making structure helps us to gain access to new markets. Additionally, we launched a global efficiency program in 2013 with the aim of gaining Company-wide cost reductions. We expect these efficiencies to result in $300 million per year of sustained savings before tax beginning in 2017.

Vision 2020

        Based on this strategic focus, we set new long-term targets in April 2014 and announced our growth strategy for 2020. This strategy aims to increase the Company's revenues to $28 billion by fiscal year 2020, corresponding to an average annual growth rate of approximately 10%. In addition to the growth of our core ESRD business, we expect this growth in revenue to be driven by Care Coordination. The percentage share of the Company's total net revenue attributable to Care Coordination is expected to rise from 7% in 2014 to approximately 18% in 2020. Overall growth in net revenue will be driven by both organic growth and through acquisitions.

Health Care Services – Dialysis Care

Dialysis Services

        We provide dialysis treatment and related laboratory and diagnostic services through our network of 3,361 outpatient dialysis clinics, 2,162 of which are in the North America Segment (including Mexico) and 1,199 of which are in more than 45 countries outside of North America. Our operations within the North America Segment generated 79% of our 2014 health care revenue and our operations outside the North America Segment generated 21%. Our dialysis clinics are generally concentrated in areas of high population density. In 2014, we acquired a total of 95 existing clinics, opened 79 new clinics and sold or consolidated 63 clinics. The number of patients we treat at our clinics worldwide increased by about 6%, from 270,122 at December 31, 2013 to 286,312 at December 31, 2014. For 2014, health care services accounted for 77% of our total revenue.

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

        As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S. These services include administering ESAs, synthetic engineered hormones that stimulate the production of red blood cells. ESAs are used to treat anemia, a medical complication that ESRD patients frequently experience. We administer ESAs to most of our patients in the U.S. Any interruption in supply of ESAs could materially adversely affect our business, financial condition and results of operations. A material increase in our utilization or acquisition cost for EPO without an increase in the ESRD PPS bundled reimbursement rate could materially adversely affect our financial condition and results of operations.

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

Other Health Care Services

  Laboratory Services

        Through Spectra Laboratories ("Spectra") and Shiel Laboratories ("Shiel") we provide full service laboratories that support the needs of our patients in the U.S. and we also provide laboratory testing for others in the U.S. Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient's therapy regimen, diet and medicines remain optimal. Shiel expands our laboratory services to include general testing, clinical anatomic pathology and molecular testing for health care providers in the New York region.

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

  Vascular, Cardiovascular and Endovascular Specialty Services

        We have vascular access centers mainly in the U.S. but we also operate clinics in Portugal and Taiwan. Dialysis requires access to the bloodstream, which is accomplished by catheters, grafts, or arteriovenous fistulas. Patients receiving hemodialysis need to have a vascular access site put in before their dialysis starts in order for our dialysis machines to filter their blood and return the newly cleaned blood into their bodies. Vascular access is necessary because human veins are too small; the surgery usually joins together an artery and a vein to create a vein strong enough to receive the hemodialysis needles. In addition, the vascular access centers provide services to address peripheral artery disease, which is common in dialysis patients. As a result of an acquisition in 2014, we expanded our vascular access services to both cardiovascular and endovascular specialty services. Cardiovascular procedures are similar to the vascular access procedures discussed above with a focus on treatment for heart disease, while endovascular surgical procedures are minimally invasive and designed to access many regions of the body via major blood vessels and assist in both the maintenance of hemodialysis accesses and other non-dialysis medical operations.

  Hospitalist and Intensivist Services

        We provide hospitalist and intensivist services in the U.S. through acquisitions made in 2014, including our acquisition of a controlling interest in Sound. Sound works with physician partners providing care in hospitals and post-acute care centers across the United States. It has pioneered a consistent, patient-centered approach that relies on experienced physician leadership and a web-based workflow platform. On November 21, 2014, Sound acquired Cogent. This acquisition expands our hospitalist services and further positions us to leverage our network of health care centers, renal pharmacy and full service and specialty laboratories to help us better address the full spectrum of our patients' health care needs. The acquisition of Cogent incorporates more than 650 providers who offer hospitalist and intensivist services to more than 80 hospitals throughout the United States. Combined, the expanded Sound Physicians organization will now serve over 180 hospitals in 35 states with more than 1,750 providers including physicians and advanced care practitioners focusing on the general medical care of hospitalized patients and the care of critically ill patients, usually in the intensive care unit (ICU) and the care of patients in post-acute centers.

Capital Expenditures

        We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve month periods ended December 31, 2014, 2013, and 2012.

	Actual
	2014	2013	2012
	(in millions)
Capital expenditures for property, plant and equipment
North America	$404	$377	$299
International	238	205	203
Corporate	290	166	173

Total Capital Expenditures	$932	$748	$675

Acquisitions and Investments
North America	$1,638	$461	$1,849
International	347	100	35
Corporate	2	2	2

Total Acquisitions and Investments	$1,987	$563	$1,886

        For additional information regarding our capital expenditures, see Item 4. B, "Business Overview – Acquisitions and Investments" and Item 5.B, "Operating and Financial Review and Prospects – Liquidity and Capital Resources"

Acquisitions and Investments

        A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire healthcare businesses, particularly dialysis clinics, on reasonable terms. Worldwide, physicians own many dialysis clinics that are potential acquisition candidates for us. In the U.S., doctors might decide to sell their clinics to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors might determine to sell to us and/or enter into joint ventures or other relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services. Privatization of health care in Eastern Europe and Asia could present additional acquisition opportunities. We believe we are also viewed as a valuable strategic health care partner outside the dialysis business due to our experience in managing chronic disease for dialysis patients and our record of improving quality and patient satisfaction and reducing the overall cost of care, and our leadership in advancing innovation and improvement in health care.

        During 2014 and 2013, we had total cash and non-cash acquisitions and investments of $1,987 million and $563 million, respectively. Of the total 2014 acquisitions and investments, we completed investments to become majority shareholder of Sound, which itself acquired Cogent to expand further into hospitalist and intensivist services, and we acquired NCP to expand our services into cardiovascular and endovascular specialty services, (see "– Other Health Care Services" and Note 2 of the Notes to the Consolidated Financial Statements "Acquisitions, Investments and Purchases of Intangible Assets"). We acquired urgent care centers in the U.S. and continued to enhance our presence outside of the U.S. In 2013, our investments primarily consisted of an investment-type loan granted to a middle market dialysis provider (see Note 8 of the Notes to the Consolidated Financial Statements, "Other Assets and Notes Receivables"). For further discussion of our 2014 acquisitions and investments, see "Information on the Company – History and Development of the Company – History," above and "– Our Strategy and Competitive Strengths – Pillars for Strategic Growth- (1) Continuous Growth and Expansion" above.

Quality Assurance and Quality Management in Dialysis Care

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

        To evaluate the quality of our dialysis treatments, we use quality parameters that are generally recognized by the dialysis industry, such as hemoglobin values. In cooperation with responsible nephrologists, we aim to achieve a defined hemoglobin level for our patients. The kt/v value, which represents the volume of fluid completely cleared of urea during a single treatment divided by the volume of water a patient's body contains, gives an indication of the filtering performance of a treatment by establishing the ratio of the length of treatment and the filtration rate of certain toxic molecules. Albumin, a protein, is one quality parameter used to monitor a patient's general nutritional condition. Hospitalization days are another important indicator of the treatment quality, as a reduction of days hospitalized is viewed as an increase in the quality of care.

        In our EMEA region our quality management activities are primarily focused on comprehensive development and implementation of a Healthcare Services Quality Management System as part of an Integrated Management System ("IMS"). Our goals in this area include meeting quality requirements for our dialysis clinics and environmental concerns. This approach results in an IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the IMS standard offers a highly flexible structure that allows us to adapt to future regulations. Our IMS fulfills the ISO-Norm 9001:2008 requirements for quality management systems and links it with the ISO-Norm 14001:2004 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2003.

        Our dialysis clinics' processes and documentation are regularly inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Currently, dialysis clinics in 17 countries within our European region have quality management systems which are certified according to the quality management standard ISO 9001:2008.

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

        At each of our North America Segment dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2014, we continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment and the percentage of patients who use catheters, which is the major cause of hospitalization and morbidity.

        Our principal focus of our research and development activities is the development of new products, technologies and treatment concepts to optimize treatment quality and safety for dialysis patients. See Item 5.C, "Operating and Financial Review and Prospects – Research and Development."

        The Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA") created the ESRD quality incentive program under which dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2%. See Item 5, "Operating and Financial Review and Prospects – Overview."

Sources of U.S. Patient Services Net Revenue

        The following table provides information for the years ended December 31, 2014, 2013 and 2012 regarding the percentage of our U.S. patient service net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2014	2013	2012
Medicare program	47.5%	49.4%	48.0%
Private / alternative payors	43.1%	42.6%	42.6%
Medicaid and other government sources	3.5%	3.3%	4.5%
Hospitals	5.9%	4.7%	4.9%

Total	100.0%	100.0%	100.0%

        Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See "Regulatory and Legal Matters – Reimbursement."

Patient, Physician and Other Relationships

        We believe that our success in establishing and maintaining health care centers, both in the U.S. and in other countries depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. In nearly all our dialysis clinics, local doctors, who specialize in the treatment of renal patients (nephrologists) act as practitioners. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient's nephrologist has staff privileges. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from nephrologists, hospitals and general practitioners.

        Medicare ESRD program reimbursement regulations require that a medical director generally supervise treatment at a dialysis clinic. Generally, the medical director must be board certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. Our medical directors also generally maintain their own private practices. We have entered into written agreements with physicians who serve as medical directors in our clinics. In the North America Segment, these agreements generally have an initial term between five to ten years. The compensation of our medical directors and other contracted physicians is negotiated individually and depends in general on local factors such as competition, the professional qualification of the physicians, the physicians' experience and tasks as well as the size and the offered services of the clinic. The total annual compensation of the medical directors and the other contracted physicians is stipulated at least one year in advance and the medical directors agree to seek to continue to improve efficiency and quality. We believe that the compensation of our medical directors is in line with the market.

        Almost all contracts we enter into with our medical directors in the United States, as well as the typical contracts which we obtain when acquiring existing clinics, contain non-competition clauses concerning certain activities in defined areas for a defined period to time. These clauses do not enjoin the physicians from performing patient services directly at other locations/areas or referring patients to other facilities. We do not require physicians to send patients to us or to specific clinics.

        In addition to the dialysis clinics, a number of our other health care centers employ or contract with physicians to provide professional services. We have financial relationships with these physicians in the form of compensation arrangements for the services rendered. These contractual arrangements are designed to comply with federal and state laws applicable to financial relationships with physicians, such as the Stark Law and the Anti-Kickback Statute. In addition to these legal requirements, we face competition from other communities and facilities for these physicians, which continues while the physician is practicing at one of our centers.

        A number of the dialysis clinics and other health care centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We also have agreements with physicians to provide management and administrative services at health care centers in which physicians or physicians groups hold an ownership interest and agreements with physicians to provide professional services at such health care centers. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti-Kickback Statute, our investments in these joint venture arrangements and administrative service agreements do not satisfy all the elements of such safe harbors.

Competition

        Health Care Services.    Our largest competitors in the North America Segment are DaVita HealthCare Partners, Inc., and US Renal Care, Inc. and, in our International Segment, our largest competitors are Diaverum and Kuratorium für Heimdialyse in Europe and Showai-Kai in Asia-Pacific, and Baxter International Inc. and Diaverum in Latin America. Ownership of dialysis clinics in the U.S. consists of a small number of larger company-owned, multi-clinic providers who own the majority of U.S. clinics, of which the Company and DaVita HealthCare Partners are the largest and a large number of company-owned clinic providers, each owning ten or fewer clinics. Over the last decade the dialysis industry has been characterized by ongoing consolidations. Internationally, the dialysis services market is much more fragmented, with a higher degree of public ownership in many countries.

        Many of our clinics are in urban areas, where there frequently are many competing clinics in proximity to our clinics. We experience direct competition from time to time from former medical directors, former employees or referring physicians who establish their own clinics. Furthermore, other health care providers or product manufacturers, some of which have significant operations, may decide to enter the dialysis business in the future.

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

Dialysis Products

        Based on internal estimates prepared using our MCS, publicly available market data and our data of significant competitors, we are the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in more than 120 countries. Most of our customers are dialysis clinics. For the year 2014, dialysis products accounted for 23% of our total revenue.

        We produce a wide range of machines and disposables for HD, PD and acute dialysis:

  •
  HD machines and PD cyclers

  •
  Dialyzers, our largest product group

  •
  PD solutions in flexible bags

  •
  HD concentrates, solutions and granulates

  •
  Bloodlines

  •
  Systems for water treatment

        Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including specific instruments for vascular access as well as other supplies, such as bandages, clamps and injections. We also include our PhosLo®, Phoslyra®, Velphoro® and Venofer® pharmaceuticals and sales of other renal pharmaceutical products as part of our dialysis product revenues. Our Body Composition Monitor is also sold as part of both our peritoneal and hemodialysis products. The Body Composition Monitor is used for home dialysis to determine a patient's body composition (water, body mass and fat) which assesses a patient's hydration state to assist in determining the patient's therapy

        The markets in which we sell our dialysis products are highly competitive. The two largest manufacturers of dialysis products accounted for approximately 63% of the worldwide market in 2014. As the market leader in dialysis products, we had an approximately 34% market share. We estimate that in 2014, we supplied approximately 44% of global dialyzer production and approximately 50% of all HD machines sold worldwide. We estimate that our market share for PD products sold worldwide in 2014 was 21%.

Overview

        The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and other dialysis products. The following amounts are exclusive of intercompany product sales:

	Year Ended December 31,
	2014		2013		2012
	Total Product Revenues	% of Total	Total Product Revenues	% of Total	Total Product Revenues	% of Total
	(in millions)
Hemodialysis Products	$2,904	81	$2,813	81	$2,649	80
Peritoneal Dialysis Products	427	12	424	12	415	13
Other	251	7	243	7	245	7

Total	$3,582	100	$3,480	100	$3,309	100

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

        Dialysis Machines.    We sell our 4008, 5008, and 5008S Series HD dialysis machines in EMEALA and AP. In North America, we sell our 2008® Series machines, modeled on the 4008 Series. The 4008/2008 series is the most widely sold machine for hemodialysis treatment. Our 2008T is the only hemodialysis machine currently available with the Clinical Data eXchangeTM ("CDX") feature. CDX allows machine users to toggle their 2008T monitor view to provide access to their medical information system and dialysis screen. In 2011 in North America, the 2008K@home hemodialysis machine was introduced, which features user interface enhancements and the WetAlertTM wireless wetness detector for identification of blood leaks. In our International Segment, the 4008S classic machine is a basic dialysis machine for performing conventional HD treatments with limited therapy options for budget-focused customers. Following the successful launch of the 5008 series, we concentrated on the continued improvement of the reliable operation of our model 5008 dialysis machine in clinical use and under increasingly varied conditions in international applications. These efforts for improvement have taken into account considerable feedback from our own dialysis clinics as well as from other customers while focusing on therapeutic, technical, and economic aspects of the machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and offers the most efficient therapy modality, ONLINE-Hemodiafiltration ("ONLINE HDF"), as a standard feature. Our latest machine software upgrades the Therapy System product line of the 5008 machines to the CorDiax product line for use with our FX CorDiax dialyzers. Significant advances in the field of electronics enable highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces. Our dialysis machines offer the following features and advantages:

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

        Other Dialysis Products.    We manufacture and/or distribute arterial, venous, single needle and pediatric bloodlines. We produce both liquid and dry dialysate concentrates. Liquid dialysate concentrate is mixed with purified water by the hemodialysis machine to produce dialysis solution, which removes the toxins and excess water from the patient's blood during dialysis. Dry concentrate, developed more recently, is less labor-intensive to use, requires less storage space and may be less prone to bacterial growth than liquid solutions. We also produce dialysis solutions in bags, including solutions for priming and rinsing hemodialysis bloodlines, as well as connection systems for central concentrate supplies and devices for mixing dialysis solutions and supplying them to hemodialysis machines. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles, hemodialysis catheters, and products for acute renal treatment.

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

  •
  Environmentally friendly material:  In our International Segment, our stay•safe® system is made of Biofine®, a material developed by Fresenius, which upon combustion is reduced to carbon dioxide and is PVC and plasticizer free. Biofine® requires less energy to manufacture, generates less waste and is easy to recycle.

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

  •
  sleep•safe harmony:  In 2014 a new cycler that delivers a PD therapy tailored to individual patients' needs has been launched. Adapted APD therapy with sleep•safe harmony enables physicians and nurses to combine sequences of short dwells and small fill volumes with long dwells and large fill volumes and varying glucose concentrations. Adapted APD is a new way of prescribing PD that optimizes ultrafiltration and clearance within one PD session. Sleep•safe harmony enables complete individualization for a fully personalized treatment, as well as guided prescription on the cycler or via PatientOnLine software.

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

Renal Pharmaceuticals

        Excess serum phosphorus levels, which are ordinarily controlled by healthy kidneys, can cause bone and heart problems. Through various mechanisms of action, phosphate binders reduce phosphate absorption in chronic kidney disease ("CKD") patients on dialysis. We acquired the rights to PhosLo®, a phosphate binder, in November 2006. We have received approval of PhosLo® in selected European countries. In October 2008, a competitive generic phosphate binder was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched an authorized generic version of PhosLo® to compete in the generic calcium acetate market. In April 2014, the FDA approved our New Drug Application (NDA) for Phoslyra®, a liquid formulation of PhosLo®, and we continue to commercialize this product in the U.S. market.

        In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG) and one for the U.S. (with Luitpold Pharmaceuticals Inc. and American Regent, Inc.), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) (outside of the U.S.). Both drugs are used to treat iron deficiency anemia experienced by non-dialysis CKD patients as well as dialysis patients. Venofer® is the leading intravenous iron product worldwide. The first agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008 provides our subsidiary Fresenius USA Manufacturing Inc. ("FUSA") with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. The U.S. license agreement has a term of ten years and includes FUSA extension options. The international agreement has a term of 20 years. In 2012, FUSA renegotiated and further amended the contract originally signed in 2008 with Luitpold Pharmaceuticals, Inc. The original term length of the agreement remained the same.

        In 2009, we entered into separate agreements with AMGEN International to purchase Aranesp and Mimpara and to jointly communicate selected scientific and promotional topics to the physician community. Our current non-exclusive ESA sourcing and supply contract with Amgen covers the period from January 1, 2015 to December 31, 2018. Together with Amgen, we are working to foster new scientific understanding of CKD through the evaluation of our research database with the help of renowned academic advisory committees.

        In December 2010, we announced the expansion of our agreements with Galenica by forming a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma, ("VFMCRP"), with the intention to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. FMC-AG & Co. KGaA owns 45% of the company which is headquartered in Switzerland. Galenica contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). Commercialization of both of these products outside the renal field will remain fully the responsibility of Vifor Pharma, the pharmaceutical division of Galenica and its existing key affiliates or partners. Galenica also contributed to the new company exclusive worldwide rights (excluding Japan) for Velphoro®, a novel iron-based phosphate binder. Fresenius Medical Care North America ("FMCNA") markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the US market. The product for the U.S. market is supplied by an FDA approved, Vifor manufacturing facility in Switzerland and an FDA approved contract manufacturer also located in Switzerland. The expansion of our agreement in December 2010 allowed Galenica and the Company to work together in the development and commercialization of renal pharmaceuticals for CKD stages III to V in the U.S. and to continue their collaboration in CKD stage V in selected other countries. European antitrust authorities granted approval in October 2011, which allowed VFMCRP to proceed with the targeted expansion of its global operations on November 1, 2011. This approval brought to fruition an agreement that superseded an earlier agreement for certain countries in Europe and the Middle East.

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

Customers, Marketing, Distribution and Service

        We sell most of our products to clinics, hospitals and specialized treatment clinics. With our comprehensive product line and years of experience in dialysis, we believe that we have been able to establish and maintain very close relationships with our global clinic customer base. Close interaction between our Sales and Marketing and Research and Development ("R&D") personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. Sales and Marketing engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. We also sponsor medical conferences and scientific symposia in accordance with company guidelines and compliance policies as a means for disseminating scientific or technical information. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We also use outside distributors to provide sales coverage in countries that our internal sales force does not service.

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

        We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Concord, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, The Netherlands, China, Brazil, and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L'Arbresle, France, Vrsac, Serbia, Buzen, Japan and Jiangsu, China facilities and at production facilities of our joint ventures in Belarus and Japan. At our Ogden, Utah facilities, we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide, including France, Italy, Great Britain, Spain, Turkey, Serbia, Morocco, Argentina, Brazil, Columbia, Australia, Malaysia, Germany, Canada, Mexico and the U.S. We manufacture PD products in North America, Europe, Latin America, and Asia, with two of our largest plants for production of PD products in Germany and the U.S. In 2013, operations for two new PD production lines in Germany and the U.S. started. We are also pursuing the approval process for the manufacturing of PD solutions as well as hemodialysis concentrates in Jiangsu, China. Additionally, we produce bloodlines in Mexico, China, Italy, Turkey and Serbia. Our plant in Reynosa, Mexico is the world's largest (by volume) bloodline manufacturing facility.

        We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. All process parameters e.g., pressure, temperature and time, required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. All production sites follow the Lean Manufacturing approach which in North America and our Schweinfurt plant includes the "Lean Six Sigma" management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of all manufacturing processes to achieve a very low error rate resulting in better quality production while shortening manufacturing time. Our IMS fulfils ISO 9001:2008 requirements for quality control systems in combination with the ISO norm 14001:2009 for environmental control systems. At the same time, our IMS conforms to the requirements for medical devices of ISO norm 13485:2001 and of the Medical Device Directive 93/42/EEC. We have implemented our IMS in all our European production sites. (See also "Regulatory and Legal Matters – Facilities and Operational Regulations" below). All of our production facilities have undergone annual ISO 13485:2012 Quality Systems inspections, maintaining all certifications, with no major non-conformances to the standard being noted.

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

        In our European clinics, we continue to introduce our environmental management system in dialysis clinics and we continue to monitor and assess the management system performance in clinics where it was previously implemented. Currently, dialysis clinics in 13 countries in our European region are certified according to the environmental management standard ISO 14001:2004. We achieved ISO 14001:2004 certification for our first dialysis clinic and manufacturing location in North America at the end of 2013. We also conduct EHS regulatory audits of our manufacturing, distribution and laboratories annually and as needed. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data in over 700 clinics. This software is intended to reduce environmental management working time while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

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

Patents and Licenses

        As the owner of patents or licensee under patents throughout the world, we currently hold rights in 6,133 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our generation of DiaSafeplus® filters and FX® dialyzers which are the subject of patents and pending patent applications.

        The 5008 biBag connector, a substantial part of the connector container system, is covered by a number of patents and pending patent applications with expiry dates beyond 2020.

        Additional patents and pending patent applications relate to components of the more recent 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and connector system for a modified biBag bicarbonate concentrate container. A number of applications are pending for the North American 2008T HD machine including, for example, the CDX system for the display of medical information directly on the 2008T screen, a wireless wet detector for sensing line disconnect and a U. S. version of the biBag filling system. Applications are also pending relating to our new Liberty® peritoneal dialysis cycler which has a number of innovative attributes such as its multi-channel disposable cassette, dual piston pump and pneumatically locking door. Finally, a large number of new patent applications have been filed related to our new table top portable HD machine and wearable kidney devices in development.

        In 2011 we acquired Hema Metrics LLC's assets related to noninvasive optical measurement of absolute blood parameters (the CRIT-LINE system). We filed several new patent applications for improved blood chambers and related software developed since the acquisition.

        For PD, we hold protective rights for our polyolefine film, Biofine®, which is suitable for packaging intravenous and peritoneal dialysis fluids. Patents have been granted in Australia, Brazil, Canada, Germany, Europe, South Korea, Belarus and the United States. A further patent family describes and claims a special film for peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. These patents have been granted in Brazil, Europe, Germany, Japan, South Korea and the United States. However, oppositions against the patents in Europe remain pending.

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

        Part of our risk management system is the Global Internal Audit department. The Global Internal Audit department is regularly informed about the results of the risk management system. This department audits a selected number of departments and subsidiaries worldwide each year. The department works according to the internationally accepted standards of the Institute of Internal Auditors. The scope of internal auditing is widespread and involves, among other activities, periodic assessment of the effectiveness of controls (including legal compliance controls) over business processes, the reliability of financial reporting and compliance with accounting regulations and internal policies. The Company's locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed by the Management Board and approved by the Audit and Corporate Governance Committee of the Supervisory Board. All audit reports are presented to the Management Board.

        The Global Internal Audit department is also responsible for monitoring the implementation of measures documented in the reports. The Management Board is informed about the implementation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. In 2014, a total of 50 audits were carried out.

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

Regulatory and Legal Matters

Regulatory and Compliance Overview

        Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations governing the operation of health care centers, laboratories and manufacturing facilities, the provision of high quality health care for patients, compliance with labor and employment laws, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for governmental payments and/or reimbursement. In the U.S., some states establish regulatory processes that must be satisfied prior to the establishment of new health care centers. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit ownership of healthcare providers or establish other regulatory barriers to direct ownership by foreign companies. In such jurisdictions, we may establish alternative contractual arrangements to provide services to those facilities.

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

        We maintain a comprehensive worldwide compliance program under the overall supervision of our chief compliance officer. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. Nevertheless, we operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded healthcare program, or engage in impermissible conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act or the FCPA, among other laws. See Note 20, "Legal and Regulatory Matters – Other Litigation and Potential Exposures" of the Notes to our audited consolidated financial statements.

Product Regulation

U.S.

        In the U.S. numerous regulatory bodies, including the Food and Drug Administration ("FDA") and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical devices and drug products under their jurisdiction.

        Pharmaceuticals.    Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended ("FDCA") and FDA's implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and Velphoro (sucroferric oxyhydroxide),. Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, submit listings for drug products in commercial distribution, comply with regulatory requirements governing product approvals, drug manufacturing, labelling, promotion, distribution, post market safety reporting and recordkeeping and we are subject to periodic inspections by the FDA for compliance with these requirements. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices ("cGMP"). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from promoting our pharmaceutical products in a false or misleading manner or for unapproved indications and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices.

        Medical Devices.    Our subsidiaries engaged in the manufacture of medical devices are required to register with the FDA as device manufacturers and submit listing information for devices in commercial distribution. As a manufacturer of medical devices, we are subject to requirements governing premarket approval and clearance, labelling, promotion, medical device adverse event reporting, manufacturing practices, reporting of corrections and removals, and recordkeeping, and we are subject to periodic inspection by the FDA for compliance with these requirements. With respect to manufacturing, we are subject to FDA's Quality System Regulation (21 C.F.R. Part 820), which requires us to manufacture products in accordance with cGMP, including standards governing product design. The medical device reporting regulations require that we report to the FDA whenever we receive or become aware of information that reasonably suggests that a device may have caused or contributed to a death or serious injury, or that a device has malfunctioned and a device or similar device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. In addition, the FDA prohibits our products division from promoting our manufactured products for unapproved or uncleared indications or in an otherwise false or misleading manner.

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

        If the FDA believes that a company is not in compliance with applicable laws and regulations, it can pursue various regulatory and enforcement actions, including, for example, issuing a warning letter mandating a recall, initiating seizure or seeking injunction or consent decree. On September 15, 2010, the FDA issued a warning letter to us citing several cGMP deficiencies, in response to which we have been taking corrective action and are subject to re-inspections by the FDA. In any re-inspection the FDA is not limited to reviewing only the processes and procedures that triggered the re-inspection. We are engaged in ongoing remediation efforts and continued dialogue with the FDA regarding remediation.

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

        On March 29, 2012, we issued an urgent product notification regarding our NaturaLyte® Liquid and Granuflo® acid concentrate products that are used as one component of dialysate. The notification, which was also incorporated into revised product labels, reflected a memorandum issued by the Fresenius Medical Services Chief Medical Office in November 2011 and cautioned clinicians about possible risks for acid-base management in patients associated with inappropriate prescription of these products. The FDA subsequently classified the notification and related labeling revisions as a Class I recall, and issued its own Safety Communication warning physicians about the need to prescribe all acid concentrate products currently available on the market appropriately.

        After reconsideration of the November 2011 memorandum, the FDA in May 2014 permitted the Company to withdraw the March 29, 2012 notification and to revise its product labels consistently with that withdrawal. The FDA has not requested any change in the composition of the Company's acid concentrate products, nor has it requested any return or removal of products in connection with the controversy surrounding the November 2011 memorandum. The FDA's Safety Communication directed at all dialysate products remains in effect. Wrongful death and personal injury litigation predicated on the November 2011 memorandum continues. See Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Commercial Litigation" included in this report.

        On March 6, 2013, the FDA issued a warning letter following a two week inspection of the Ogden, Utah facility. The warning letter alleges two violations of cGMP requirements. First, the FDA asserts FMCNA did not conduct adequate design verification studies related to electron beam (E-Beam) sterilized polysulfone dialyzers. Second, the FDA alleges the corresponding design validation of these dialyzers is incomplete. FMCNA has responded to these allegations and is actively working with the FDA to resolve any issues.

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

        Medical Devices.    In the past, medical devices were subject to less stringent regulation than medicinal products in some countries. In the last decade, however, statutory requirements have been increased. In the EU, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area ("EEA"), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices ("AIMDs"), as last amended ("AIMD Directive"), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended ("MD Directive"), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended ("IVD Directive"). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. The MD Directive, has been amended, 2007/47/EC, with the intention to achieve improvements, including in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. In the future, the industry will face increasing requirements for medical devices. In September 2012, the first draft of a new regulation on medical devices was published by the European Commission. In October 2013, this draft, supplemented by additional amendments, was voted on by the European Parliament and subsequently published. It provided for further tightening of regulations for the manufacture of medical devices, as it applies to both manufacturers and accredited organizations within the EU ("Notified Bodies") for assessing product standards. The final regulation is expected to replace the MD Directive by approximately 2015/2016.

        According to the directives relating to medical devices, the CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a CE certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO13485:2012, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the European Community ("EC") requirements. If able to do so, the manufacturer must place a "CE" mark on the products. Medical devices that do not bear the "CE" mark cannot be imported, sold or distributed within the EC.

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

        Our Series 5008 and 4008 dialysis machines, their accessories and devices and their therapy modifications, our Sleep-safe cycler for automated PD treatment, the multiFiltrate system, and our other active medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the "CE" mark. We expect to continue to obtain additional certificates for newly developed products or product groups.

        Sales of Dialysis Products to Iran.    The Company actively employs comprehensive policies, procedures and systems to ensure compliance with applicable controls and economic sanctions laws. The Company has allocated resources to design, implement and maintain a compliance program specific to the Company's U.S. and non-U.S. activities. At the same time, the Company's dedication to providing its life-saving dialysis products to patients and sufferers of end-stage renal disease extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, the Company's product sales to Iran from Germany are not subject to the EU's restrictive measures against Iran established by EU Council Implementing Regulation No. 1202/2014 of November 7, 2014, as last amended by the EU Council Regulation No. 42/2014 of January 20, 2014, as the Company's products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because the Company's sales to Iran were and are made solely by its German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 ("ITSR"), and are not eligible for licenses from the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because the Company does not have a U.S. parent company and is not in any other way owned or controlled by a United States person, and the Company's affiliates involved in Iran-related transactions are not owned or controlled by a United States person. That the Company has a U.S. subsidiary does not cause the ITSR to apply to the Company's Iran-related transactions (because the sales by the Company's non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC's public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

        During the year ended December 31, 2014, the Company sold approximately $11.5 million of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately $7 million in operating income. During 2014, we also paid approximately $32 thousand in transportation costs most of which were reimbursed by the distributors. All such sales were made by the Company's German subsidiaries. Based on information available to the Company, the Company believes that most if not all products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the "Government of Iran" as defined in ITSR § 560.304. The Company's 2014 sales to Iran represent 0.10% of its total revenues. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of its products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

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

Facilities and Operational Regulation

U.S.

        Federal, state and local regulations (implemented by CMS, FDA, the Occupational Health and Safety Administration ("OSHA"), the Drug Enforcement Administration, and state departments or boards of public health, public welfare, medicine, nursing, pharmacy, and medical assistance, among others) require us to meet various standards relating to, among other things, the management, licensing, safety, security and operation of facilities (including, e.g., laboratories, pharmacies, and clinics), personnel qualifications and licensing, the maintenance of proper records, equipment, and quality assurance programs, and the dispensing, storage, and administration of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal, state and local agencies to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare/Medicaid reimbursement, our health care centers, renal diagnostic support business and laboratories must be certified by CMS. While all of our entities that furnish Medicare or Medicaid services maintain and renew the required certifications, it is possible that any such entity could lose or be delayed in renewing a certification, which could have a material adverse effect on our business, financial condition, and results of operations.

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

        Our operations are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission, Environmental Protection Agency, and OSHA requirements and other federal, state and local hazardous and medical waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of our health care services as hazardous, although disposal of nonhazardous medical waste is subject to specific state regulation. Our operations are also subject to various air emission and wastewater discharge regulations.

        OSHA regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections against blood-borne and air-borne pathogens. These regulatory requirements apply to all healthcare facilities, including dialysis clinics and other health care centers and laboratories, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne pathogens training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other OSHA-mandated programs for blood-borne and air-borne pathogens.

        Some states in which we operate have certificate of need ("CON") laws that require any person or entity seeking to establish a new healthcare service or to expand an existing service to apply for and receive an administrative determination that the service is needed. Several states in which we operate, as well as the District of Columbia and Puerto Rico have CON laws applicable to our health care centers. These requirements could, as a result of a state's internal determination of its dialysis service needs, prevent entry to new companies seeking to provide services in these states, and could constrain our ability to expand our operations in these states.

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

Reimbursement

        As a global company delivering health care and dialysis products, we are represented in more than 120 countries worldwide. Consequently, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors and legislators in very different economic environments and healthcare systems.

        Healthcare systems and reimbursement structures for ESRD treatment vary significantly by country. In general, the government (in some countries in coordination with private insurers) or social insurance programs pay for health care. Funding is achieved through taxes and other sources of government income, from social security contributions, or a combination of those sources. However, not all healthcare systems provide for dialysis treatment. In some developing countries, only limited subsidies from government, social insurances or charitable institutions are available, and typically dialysis patients must personally finance all or a substantial share of the treatment cost. Irrespective of the funding structure, in some countries patients in need of dialysis do not receive treatment on a regular basis but rather when the financial resources allow it.

U.S.

        Health Care Services.    Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESRD patients. In addition, some of the Company's clinics offer services for the provision of peritoneal dialysis and hemodialysis treatment at home, and dialysis for hospitalized patients.

        The Medicare and Medicaid programs are the largest single source of health care services revenues from dialysis treatment. Approximately 51% of North America Segment health care services revenues for 2014 (amounting to 31% of our worldwide revenue) were for services rendered patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS.

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

        Vascular Care.    Dialysis requires access to the bloodstream, which is accomplished by catheters, grafts, or arteriovenious fistulas. Our subsidiaries, Fresenius Vascular Care, Inc. ("FVC") and NCP, own and/or manage a number of outpatient vascular access centers located in the U.S., which provide interventional services for the maintenance of ESRD patients' vascular access. Maintaining the patency of a patient's vascular access is an ongoing challenge and may occasionally require arthroplasty or other interventional services. In addition, the vascular access centers provide services to address peripheral artery disease, which is common in dialysis patients. For Medicare patients, who comprise the largest patient group served by FVC, these services are paid under Medicare's physician fee schedule. CMS, usually acting in response to recommendations from the American Medical Association's Relative Value Scale Update Committee, may revise the relative value units (a measure of the cost, complexity and risk of providing a specific healthcare service) and hence the payment rates of services paid under this fee schedule. In addition, all payment amounts under this fee schedule are subject to updates determined in part by the Medicare program sustainable growth rate ("SGR") provision. The SGR seeks to limit annual increases in Medicare program costs to no more than the annual increase in the nation's gross domestic product.

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

        First, payment for most tests is included in the ESRD PPS bundled rate paid to dialysis clinics. The centers obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate at the frequencies designated in the capitation agreement.

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

        Erythropoietin stimulating agents.    ESAs, including Epogen®, and Aranesp® are used for management of anemia in patients with renal disease. ESAs are included in the bundled payment under the ESRD PPS.

        The amount of ESA that is appropriate for a patient varies by several factors, including the severity of the patient's anemia and the patient's clinical response to the ESA. Anemia severity is commonly monitored by measuring a patient's hematocrit, an indicator of the proportion of red blood cells in a patient's whole blood, or by evaluating a patient's hemoglobin level. The FDA recommends initiating ESA treatment when the patient's hemoglobin level is less than 10 g/dcl and to reduce or interrupt the dose of

ESA if the patient's hemoglobin level approaches or exceeds 11 g/dcl. The recommendation, which was added to the "black-box" warning on ESA packages and the package insert, states that for each patient, therapy should be individualized, using the lowest ESA dose possible to reduce the need for red blood cell transfusions.

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

        Medicare's ESRD Prospective Payment System.    With the enactment of MIPPA in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form, including PhosLo®, are expected to be reimbursed under the ESRD PPS in the future with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. On April 1, 2014, the Protecting Access to Medicare Act of 2014 ("PAMA") was signed into law. This law modifies ATRA such that dialysis reimbursement for 2015 is intended to equal that for 2014. In addition, the reimbursement reductions mandated by ATRA for 2016 and 2017 have been eliminated. Instead, the market basket updates net of the productivity adjustment for each of 2016 and 2017 have been reinstated, though they will be reduced by 1.25 percent each year. For 2018, the market basket update net of the productivity adjustment will be reduced by 1 percent. In addition, the law mandates that ESRD-related drugs with only an oral form, including PhosLo®, are expected to be reimbursed under the ESRD PPS in the future with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. Subsequently, the Achieving a Better Life Experience Act of 2014 ("ABLE") delayed inclusion of such drugs in the ESRD PPS until January 1, 2025. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

        The ESRD PPS payment amounts are subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment. On November 6, 2014, CMS issued the final rule updating the ESRD PPS for 2015, pursuant to which the base rate was revised from $239.02 for 2014 to $239.43 for 2015. This change reflects a wage index budget neutrality adjustment factor of 1.001729.

        In addition, payments to Medicare providers, including dialysis clinics and other health care centers, are subject to automatic across-the-board spending cuts, or sequestration, for years 2013 to 2023, pursuant to the Budget Control Act of 2011, as amended by the Bipartisan Budget Act of 2013, unless Congress changes the law. For Medicare, sequestration is limited to two percent of Medicare's payments, except in FY 2023 when the cap will be raised to 2.9 percent for the first half of the year and lowered to 1.11 percent for the second half of the year.

        The ESRD PPS's quality incentive program ("QIP"), affects Medicare payments based on performance of each facility on a set of quality measures. Dialysis facilities that fail to achieve the established quality standards have payments for a particular year reduced by up to 2 percent, based on a prior year's performance. CMS updates the set of quality measures each year, adding, revising or retiring measures. The 2014 QIP payment adjustment is based on each facility's performance in 2012 on a set of measures that focus on anemia management, dialysis adequacy, reporting of dialysis events to the Centers for Disease Control and Prevention ("CDC"), administration of patient satisfaction surveys and monthly reporting of mineral metabolism. For payment year 2015, CMS continued all of the 2014 QIP measures except urea reduction ratio or URR (a measure of dialysis adequacy), expanded the scope of infection reporting and mineral metabolism reporting, and added four new measures. New payment year 2015 measures consist of three clinical measures (hemodialysis adequacy (adult patients), hemodialysis adequacy (pediatric patients) and peritoneal dialysis adequacy), and one new reporting measure (anemia management reporting). Payment year 2015 payment adjustments, following the pattern previously established, will be based on performance in 2013. For payment year 2016, CMS continued all of the 2015 QIP measures and added two new clinical measures (proportion of patients with hypercalcemia and dialysis-related infections reported to the CDC's National Health Safety Network. For payment year 2017, CMS will retire one measure of hemoglobin adequacy and add a measure of hospital readmissions in order to assess coordinated care. For payment year 2018, CMS will add two new clinical measures (standardized transfusion ratio and pediatric peritoneal dialysis adequacy) and three new reporting measures (pain assessment and follow-up, clinical depression screening and follow-up and influenza vaccination of healthcare personnel).

        The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3 percent excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA, except to change the annual update provision by substituting a productivity adjustment to the market basket rate of increase for a MIPPA provision that specified a one percentage point reduction in the market basket rate of increase.

        The ESRD PPS has resulted in a lower Medicare reimbursement rate on average at nearly all of our U.S. dialysis facilities than would have been the case under the payment system it replaced. We mitigated the impact of the ESRD PPS with two broad measures. First, we worked with medical directors and treating physicians to make clinical protocol changes used in treating patients consistent with the QIP and good clinical practices, and we negotiated pharmaceutical acquisition cost savings. In addition, we have achieved greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics. For information regarding the impact of ESRD PPS and the above implementation plan on our business, see the discussion of our North America Segment in Item 5, "Operating and Financial Review and Prospects – Financial Condition and Results of Operations."

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

        Working with healthcare provider groups comprised of dialysis clinics and nephrologists, CMS plans to test a new Comprehensive ESRD Care Model, also known as ESRD Seamless Care Organizations ("ESCOs"), for payment and care delivery that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. In 2013, CMS announced and then abandoned an initial round of applications for this demonstration. CMS revised the parameters and in May 2014 announced a new request for applications. We submitted seven applications to participate in the revised demonstration. CMS had hoped to launch the ESCO program in January 2015, but recently announced that the commencement date will be July 2015.

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

        Budget Control Act and American Taxpayer Relief Act.    On August 2, 2011, the U.S. Budget Control Act of 2011 ("Budget Control Act") was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. Pursuant to the BCA, automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all U.S. Federal government programs required under the BCA became effective as of March 1, 2013 and were implemented on April 1, 2013 for CMS reimbursement to providers. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs such as Medicare for an additional two years. The reduction in Medicare payments to providers and suppliers is limited to one adjustment of no more than 2 percent through 2022 (the "U.S. Sequestration"), rising to 2.9 percent for the first half of FY 2023 and dropping to 1.11 percent for the second half of FY 2023. Pursuant to PAMA, the reductions pursuant to U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024. The Medicare sequestration reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

        In addition to delaying the Budget Control Act's automatic spending reductions for several months, the American Taxpayer Relief Act also directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. PAMA subsequently directed CMS to adjust the market basket update for the ESRD PPS to partially mitigate the impact of the American Taxpayer Relief Act. On November 6, 2014, CMS issued the final rule updating the ESRD PPS rate for 2015. The base rate per treatment was revised from $239.02 for 2014 to $239.43 for 2015. This change reflects a wage index budget neutrality factor of 1.001729.

        Possible future legislation.    In the current legislative environment, increases in government spending may need to be accompanied by corresponding offsets. For example, several recent laws have successively delayed reductions in physician payments mandated by the sustainable growth rate ("SGR"). A delay enacted in PAMA expires on March 31, 2015. A cut of approximately 21 percent in physician fees will ensue unless Congress acts, as it has in the past, to prevent it. In order to reduce or eliminate SGR physician payment reductions and not adversely affect the deficit, Congress would have to reduce other spending (or raise revenues). In addition, budget and debt ceiling deliberations may result in further reductions in spending. We cannot predict whether other reductions in Medicare or Medicaid spending would be required. Material reductions in physician payments could materially and adversely affect our revenues and profitability in our vascular, cardiovascular and endovascular specialty services and hospitalist businesses.

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

International (Including Germany and Other Non-U.S.)

        As a global company delivering health care and dialysis products in more than 120 countries worldwide, we face the challenge of addressing the needs of patients and customers in widely varying economic and healthcare environments.

        In the major European and British Commonwealth countries, healthcare systems are generally based on one of two funding models. The "Bismarck system", is based on mandatory employer and employee contributions dedicated to healthcare financing. The "Beveridge system", provides a national healthcare system financed by taxes. The healthcare systems of countries such as Germany, France, Belgium, Austria, Czech Republic, Poland, Hungary, Turkey and the Netherlands are based on the Bismarck-type system. Countries such as the United Kingdom, Canada, Denmark, Finland, Portugal, Sweden and Italy established their national health services using the Beveridge-type system. For information on the distribution of clinic ownership in various countries in which we operate, see "Renal Industry Overview – Dialysis Treatment Options for ESRD," above. However, during the last decade, healthcare financing under many social security systems has also been significantly subsidized with tax money.

        In Asia-Pacific, tax-based funding is available in Australia, New Zealand, Hong Kong, Macau, Malaysia, South Korea, Taiwan and Thailand. Japan and the Philippines run a Bismarck-style system, while Indonesia has announced its intention to establish universal coverage in such a system by 2019. Singaporeans contribute to a mandatory medical savings plan that can be used to cover hospital costs and may receive a limited amount of tax-based subsidies to cover catastrophic illnesses. China aims for universal coverage by 2020 by enrolling patients in various mixed social insurance and taxation-based schemes. Most other countries provide little or no funding for ESRD patients.

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

        Treatment components included in the base reimbursement rate may vary from country-to-country or even within countries, depending on the structure and cost allocation principles. In the highly integrated reimbursement models for dialysis, also often referred to as "bundled" reimbursement, (applicable e.g., in Portugal, Ukraine, Taiwan and South Korea) the dialysis reimbursement rate covers all – or almost all – treatment-related components, including the dialysis session, laboratory services and ESAs. Under such reimbursement models, the amount of reimbursement can depend on the fulfilment of specified treatment results and quality control parameters. In such systems, the therapeutic goals include, among others, the adequacy of dialysis, targets for hemoglobin levels, bone metabolism status, water quality as well as outcome measures such as mortality rate and hospitalization days. Countries with a relatively low integration of the treatment components in the base reimbursement (such as the Czech Republic, the United Kingdom and Germany) dedicate correspondently diverse additional payments for other services rendered to dialysis patients arising from different budgets (or payment streams), depending on the national healthcare regulations.

        Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. We believe that it is difficult to judge reimbursement based on an average global reimbursement amount because the services and costs for which reimbursement is provided in any such average global amount would likely bear little relation to the actual reimbursement system in any one country. Generally, in European countries with established dialysis programs, reimbursements range from $100 to more than $400 per treatment. In Asia-Pacific, reimbursement rates can be significantly lower. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.

        Healthcare expenditures are consuming an ever-increasing portion of gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, healthcare spending is in the range of 5%-15% of gross domestic product. In many countries, dialysis costs consume a disproportionately high portion of the healthcare budget. In South Korea and Japan, patients contribute co-payments of up to 10 percent of the treatment costs unless they live below the poverty line. Other countries, such as Hong Kong and Thailand, have adopted "Peritoneal Dialysis First" policies to reduce dialysis treatment costs. In times of increasing financial constraints, e.g., the Eurozone financial crisis, these costs among others may be considered a target for implementation of cost containment measures.

        However, past experiences have shown that legislators are often willing to combine austerity measures with reforms of healthcare regulation. This offers significant chances for industrialized integrated medical service providers to take up more responsibilities in the care cycle towards coordinated care services and outcome-based reimbursement models.

        Today, there is increasing legislator/payor awareness of the correlation between the quality of care delivered in the dialysis unit (including coordination with other health care specialties) and the total healthcare expenses incurred by the dialysis patient. Accordingly, developments in reimbursement policies might include higher reimbursement rates for practices and holistic treatment pathways which are believed to improve the overall state of health of the ESRD patient and reduce the need for additional medical treatment – thereby reducing overall healthcare costs for dialysis patients. There can be no assurance, however, that any such value-based reimbursement models will be readily adopted.

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

        The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the healthcare sector. The Office of the Inspector General of HHS ("OIG"), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements between physicians and service providers that may violate fraud and abuse laws. In its most recent Work Plan for Fiscal Year 2014, the OIG has scheduled an ESRD-related review of Medicare payments for and utilization of renal dialysis services and related drugs under the ESRD PPS to determine how the acquisition costs for certain drugs have changed in comparison to inflation-adjusted government estimates.

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

Anti-Kickback Statutes

        We are subject to the federal Anti-Kickback Statute, which establishes criminal prohibitions against and civil penalties for the knowing and willful solicitation, receipt, offer or payment of any remuneration, whether direct or indirect, in return for or to induce the referral of patients or the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other federal healthcare programs. Sanctions for violations of the Anti-Kickback Statute include criminal and civil penalties, such as imprisonment and/or criminal fines of up to $25,000 per violation, and civil penalties of up to $50,000 per violation and up to three times the amount received from the healthcare program, and exclusion from the Medicare or Medicaid programs and other federal programs.

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

False Claims Act and Related Civil Provisions

        The federal False Claims Act (the "False Claims Act") imposes treble damages and civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. In addition, ACA requires that overpayments be reported and returned within 60 days after the overpayment is identified or the corresponding cost report was due. Failure to report and return the overpayment creates the basis for Federal False Claims Act liability. The ACA makes clear that a claim that includes items or services resulting from a violation of the Anti-Kickback Statute constitutes a false claim or fraudulent claim for purposes of the False Claims Act. Under the interpretation of certain courts, claims submitted for services furnished in violation of the Stark Law could also violate the False Claims Act. Moreover, private individuals may bring whistleblower suits against providers under the False Claims Act, which authorizes the payment of 15-30% of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and for treble damages, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

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

        HIPAA includes a healthcare fraud provision prohibiting knowingly and wilfully executing a scheme or artifice to defraud any "healthcare benefit program," which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract. Penalties for violating this statute include criminal penalties, exclusion from the Medicare and Medicaid programs, freezing of assets and forfeiture of property traceable to commission of a healthcare fraud.

        Pursuant to HIPAA, HHS has promulgated regulations that (1) establish national standards for certain electronic healthcare transactions, (2) restrict the use and disclosure of certain individually identifiable patient health information, termed "protected health information" ("PHI"), and (3) regulate the security of the electronic systems maintaining such information (collectively, the "HIPAA Regulations"). Health insurance payers and healthcare providers like us must comply with the HIPAA Regulations. Violations of the HIPAA Regulations may result in civil monetary penalties and criminal sanctions. Penalties are tiered and range from $100 to $50,000 per violation with an annual cap for the same violation of $25,000 to $1,500,000.

        The Health Information Technology for Economic and Clinical Health Act ("HITECH Act"), enacted as part of the American Recovery and Reinvestment Act of 2009 ("ARRA"), required changes to the HIPAA Regulations, and HHS promulgated a revised version of the Regulations in early 2013. Under the HIPAA Regulations as so revised, we are additionally required, among other things, to (i) provide patients

(as well as HHS and in some cases the media) with notifications in the event of a breach in the security of their "unsecured" PHI; (ii) more strictly limit uses of PHI for marketing purposes; (iii) decline payment in exchange for PHI except in limited circumstances; (iv) grant individual requests to restrict disclosures of PHI relating to medical care to insurers when a patient has paid out-of-pocket for that care in full; (v) and provide individuals, upon request, with electronic versions of their PHI that we hold in electronic form (dating back six years).

        The HITECH Act also provides that HHS shall issue regulations that would require us to provide patients with an accounting of all of our disclosures (within the past 3 years) of PHI for purposes of payment, treatment, and healthcare operations. (Currently we are required to provide accountings of disclosures made for other purposes, but not for these three most common purposes.) HHS has delayed issuing those regulations, but may issue them in proposed form in the coming year.

        The HHS Office for Civil Rights ("OCR") has increased enforcement activities and has recently levied large penalties for violations. In addition, as mandated by the HITECH Act, OCR has been conducting audits to assess compliance by covered entities and their business associates with the HIPAA Privacy and Security Rules and the security breach notification standards.

        Many U.S. states also have enacted healthcare privacy and data security breach laws governing patient information, medical records and personal information, including sensitive information such as financial and identity data. The HIPAA Regulations pre-empt conflicting U.S. state laws, but they do not pre-empt U.S. state laws that are more protective of individual privacy or the security of PHI. Thus, where such more protective state laws exist, we must comply with both the HIPAA Regulations and U.S. state privacy law. In addition, almost all U.S. states now require notification to affected individuals and state authorities, as well as the media in certain cases, in the event of a breach of the security of personal information (including personal health information in a few states), often with significant financial penalties for noncompliance. In general, the body of regulation of personal information, including but not limited to personal health information, is growing and merits close monitoring.

Civil Monetary Penalties Law

        Individuals or entities who have, among other things, (1) directly submitted, or caused to be submitted, claims which are improper or false; (2) arranged or contracted with an individual or entity that the person knows or should know is excluded from participation in federal healthcare programs; or (3) offered or transferred remuneration to an individual to influence such individual in order to receive healthcare services from a particular healthcare provider; or (4) offered or received kickbacks may be subject to monetary penalties or exclusion under the Civil Monetary Penalties Law ("CMPL") at the discretion of the OIG. Penalties are generally not more than $10,000 for each item or service. However, under the CMPL, violators of the federal Anti-Kickback Statute provisions may also be subject to additional civil money penalties of $50,000 per violation. Violators are also subject to an assessment of up to three times the amount claimed for each item or service in lieu of damages sustained by the United States or a state agency because of such claim, or damages of up to three times the total amount of remuneration offered, paid, solicited, or received. In addition, any person or entity who violates this section may be excluded from participation in the federal or state healthcare programs.

Stark Law

        Our contractual arrangements with physicians may implicate the federal physician self-referral statute commonly known as the Stark Law ("Stark Law"). The Stark Law prohibits the referral of Medicare and Medicaid beneficiaries for any "designated health services" to an entity if the physician or a member of such physician's immediate family has a "financial relationship" with the entity, unless an exception in the Stark Law or regulations applies.

        The term "Designated Health Services" includes clinical laboratory services, physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. Services reimbursed by Medicare to a dialysis facility under the ESRD composite rate are excluded from the definition of designated health services and an exception for Epogen® and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances.

        The Stark Law provides that the entity that renders the "designated health services" may not present or cause to be presented a claim for "designated health services" furnished pursuant to a prohibited referral. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. Certain of our healthcare facilities bill for Designated Health Services and those providers' financial arrangements with referring physicians are subject to the Stark Law.

        In addition, the term "financial relationship" is broadly defined to include any direct or indirect ownership or investment interest or compensation arrangement. There are a number of exceptions to the Stark Law including exceptions for employment contracts, professional services agreements, indirect compensation arrangements, and other arrangements customary between physicians and healthcare entities.

        Since the Stark law was enacted, there has been an evolving body of regulations. CMS continues to address the Stark Law as part of its annual rulemaking process for reimbursement under the Medicare Part B Physician Fee Schedule or under the Inpatient Prospective Payment System.

        Many states in which we operate have enacted self-referral statutes similar to the Stark Law. Such state self-referral laws may apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.

Physician Payment Sunshine Act

        ACA contains Physician Payment Sunshine Act (section 6002) ("PPSA"). On February 8, 2013, CMS issued final regulations under the PPSA that require applicable pharmaceutical, medical device, biological, and medical supply manufacturers, including the Company, to record and report annually to the Secretary of Health and Human Services ("HHS") certain "payments or other transfers of value" to physicians and teaching hospitals. The PPSA also requires applicable manufacturers to report certain information regarding the ownership or investment interests held by physicians or the immediate family members of physicians in such entities.

Other Fraud and Abuse Laws

        Our operations are also subject to a variety of other federal and state fraud and abuse laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules, and to prevent remuneration in exchange for referrals or purchases of items which may be reimbursed by the government or which may lead to overutilization, corruption of healthcare provider judgment, or a lack of transparency in costs or charges. In addition, our hospitalist business performs services at hospitals, and other healthcare facilities, we and our affiliated providers may be subject to the laws that are applicable to those entities. For example, our operations are impacted by the Emergency Medical Treatment and Labor Act that prohibits "patient dumping" by requiring Medicare-participating hospitals and hospital emergency room physicians or hospital urgent care center physicians to provide a medical screening examination to any patient presented to the hospital's emergency department or urgent care center, regardless of the patient's ability to pay, legal status or citizenship. In addition, if it is determined that the individual has an emergency medical condition, the facility must provide stabilizing treatment within its capabilities or provide for an appropriate transfer of the individual. Many states in which we operate have similar state law provisions concerning patient dumping. Failure to remain in compliance with any of these rules by any of our subject businesses could result in a material adverse effect on our business, financial condition or results of operations.

Health Care Reform

        In response to increases in health care costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. healthcare system. ACA contains broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA's medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA's integrated care and commercial insurance consumer protection provisions.

        The ACA provides voluntary opportunities for health care providers, to enter into risk-based partnerships designed to encourage participants to assume financial accountability for outcomes and to work together to better coordinate care for patients, including when patients are in the hospital and after they are discharged. These initiatives include the CMS Bundled Payments for Care Improvement initiative ("BPCI"). The BPCI is a CMS three year pilot initiative with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. On January 31, 2013, CMS announced the initial health care organizations selected to participate in BPCI, which include our subsidiary, Sound Inpatient Physicians, Inc. Sound Physicians is currently planning and preparing to commence participation under BPCI in 2015 in several markets. Under the BPCI, we have the ability to receive additional payments if we are able to deliver quality care at a cost that is lower than certain established benchmarks, but also have the risk of incurring financial penalties if we are not successful in doing so. Should we fail to perform as required under the BPCI initiative and our agreement with CMS, CMS may, among other remedies, terminate our right to participate in the BPCI program, in whole or in part.

        Although the constitutionality of ACA was, in large part, upheld by the U.S. Supreme Court in June 2012, the law has continued to be subject to further challenges in the courts and strongly opposed by many members of Congress. Proposals have been advanced in Congress to repeal ACA in whole or in part, to reduce its scope and scale, to delay it, or to defund it. We cannot predict which Congressional proposals, if any, will be adopted or, if any proposals are adopted, what the effect would be. Likewise, we cannot predict the outcomes or possible effects of legal challenges.

        The U.S. Supreme Court decision affirmed the right of individual states to elect to participate or not in ACA's Medicaid expansion. Almost half the states elected not to expand their programs, at least initially. As a result, the decrease in the number of uninsured individuals will be smaller than originally expected. We cannot predict whether additional states will agree to participate in the expansion in future years. The U.S Supreme Court has agreed to hear arguments in a case challenging federal tax credits available for health insurance purchased through federally-operated insurance exchanges in states that have not established their own exchanges. A ruling that such credits are not permissible could further limit the decrease in the number of uninsured individuals.

        CMS and the Department of Health and Human Services are continuing to implement various provisions of ACA. As a result, further regulations may be promulgated in the future that could substantially change the Medicare and Medicaid reimbursement systems, or that could impose additional eligibility requirements for participation in the federal and state healthcare programs. Moreover, such regulations could alter the current responsibilities of third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) including, without limitation, with respect to cost-sharing obligations. Such new regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

C.    Organizational Structure

        The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2014. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America."

D.    Property, plant and equipment

Property

        The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described under "Item 7.B. Related Party Transactions – Real Property Lease."

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
St. Wendel, Germany	87,122	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets / AV fistula set
Ogden, Utah	74,322	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Schweinfurt, Germany	38,100	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Biebesheim, Germany	33,500	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
Waltham, Massachusetts	27,982	leased	April 2017 with a 10 year and a second 5 year renewal option	North American corporate headquarters
Fukuoka, Japan (Buzen Plant) – Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Canosa Sannita (Chieti), Italy	22,500	owned		Manufacture of PD bags and warehouse
Palazzo Pignano, Italy	21,440	owned		Manufacture of bloodlines and tubing, office
Buenos Aires, Argentina	20,000	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and disinfectants

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Rockleigh, New Jersey	19,974	leased	May 31, 2028	Clinical laboratory testing
L´Arbresle, France	18,901	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding
Bad Homburg, Germany	18,700	leased	December 2016	Corporate headquarters and administration
Concord, California	17,015	leased	October 2028	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
São Paulo, Brazil	16,992	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis, blood lines sets and warehouse
Vrsac, Serbia	15,365	owned		Production, administration and warehouse building
Bad Homburg (OE), Germany	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions / technical services / logistics services

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

Recoverability of Goodwill and Intangible Assets

        The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill and other non-amortizable intangible assets such as trade names and management contracts. At December 31, 2014, the carrying amount of goodwill amounted to $13,082 million and non-amortizable intangible assets amounted to $217 million representing in total approximately 52% of our total assets.

        In accordance with current accounting standards, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired. See also Note 1e) in the Notes to Consolidated Financial Statements.

        To comply with the provisions of the accounting standards for impairment testing, the fair value of the reporting unit is compared to the reporting unit's carrying amount. As we are subject to the International Financial Reporting Standards requirements, which utilizes the two-step approach, we do not follow the qualitative assessment within ASC 350-20-35. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The Company's WACC consisted of a basic rate of 6.01% for 2014. This basic rate is then adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions until they are appropriately integrated within each reporting unit.

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

Accounts Receivable and Allowance for Doubtful Accounts

        Trade accounts receivable are a substantial asset of ours and the allowance for doubtful accounts is based upon a significant estimate made by management. Trade accounts receivable were $3,204 million and $3,037 million at December 31, 2014 and 2013, respectively, net of allowances for doubtful accounts of $419 million and $413 million, respectively.

        We sell dialysis products directly or through distributors in more than 120 countries and we provide health care services in more than 45 countries. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices.

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

        In the Consolidated Statement of Income, expenses from our allowance for doubtful accounts is presented either as a deduction from revenue or as operating expense depending on the source of the receivable. For our health care business, we determine an allowance for patient services provided where all or a portion of the amounts billed or billable cannot be determined to be collectible at the time services are performed, e.g., when we provide treatment to a patient when such treatment is not covered by an insurance program or a reimbursement arrangement regardless of the patient's ability to pay. This allowance is shown as a reduction to our Consolidated Statements of Income line item Health Care. All of our other receivables are evaluated with the changes in the allowance for doubtful accounts recorded as an operating expense.

        Write offs are taken on a claim-by-claim basis when the collection efforts are exhausted. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit potentially more slowly in the International Segment in the immediate future. See "B. Liquidity and Capital Resources – Operations," below, for a discussion of days sales outstanding developments in 2014. A significant change in our collection experience, deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

        If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2014 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2014 would have been reduced by approximately 1.6%.

        The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2014 and 2013. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Amounts pending approval from third party payors represented less than 3% at December 31, 2014.

        Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2014
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Government health care programs	$543	$115	$56	$51	$108	$873	27
U.S. commercial payors	246	145	41	41	19	492	16
U.S. hospitals	110	43	4	2	2	161	5
Self-pay of U.S. patients	5	11	9	4	2	31	1
Other North America	3	1	1	0	0	5	0
International product customers and health care payors	918	325	136	105	158	1,642	51

Total	$1,825	$640	$247	$203	$289	$3,204	100

	At December 31, 2013
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Government health care programs	$534	$106	$45	$118	$13	$816	27
U.S. commercial payors	239	140	41	36	13	469	16
U.S. hospitals	87	34	3	3	3	130	4
Self-pay of U.S. patients	1	4	0	1	1	7	0
Other North America	6	0	0	0	0	6	0
International product customers and health care payors	953	266	120	136	134	1,609	53

Total	$1,820	$550	$209	$294	$164	$3,037	100

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

Financial Key Performance Indicators used for Internal Management

        The Management Board oversees our Company by setting strategic and operational targets and measuring various financial key performance indicators used for internal management determined in U.S. dollars based on accounting principles generally accepted in the U.S. ("U.S. GAAP"). These key performance indicators do not differ between the operating segments. Each operating segment is evaluated based on target figures that reflect revenue and expenses the operating segments control. See "Financial Condition and Results of Operations- Overview" below for a discussion of exclusion of certain costs from operating segment results.

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

Operating Income Margin

        Operating income margin, the ratio of operating income to revenue, represents the percentage of operating income earned on revenue generated and is another financial key performance indicator for each segment.

Growth in Net Income

        On a consolidated level, the percentage growth in net income (net income attributable to shareholders of FMC-AG & Co. KGaA), which compares current period to prior period net income, is an additional financial key performance indicator used for internal management of the Company.

Growth in Basic Earnings per Share

        Percentage growth in basic earnings per share is a financial key performance indicator to evaluate our profitability. This indicator helps to manage our overall performance. Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted-average number of ordinary shares outstanding during the year. Prior to the conversion of preference shares to ordinary shares during the second quarter of 2013, basic earnings per share was computed according to the "two-class method" by dividing net income attributable to shareholders, less preference amounts, by the weighted average number of ordinary and preference shares outstanding during the year. Additionally, we compute a percentage growth in adjusted basic earnings per share for use in our management incentive program targets.

Capital Expenditures

        Capital expenditures for property, plant, and equipment is an indicator used by our internal management. We manage our capital expenditures using a detailed coordination and evaluation process. The Management Board sets this capital expenditures budget. Before capital expenditures projects are approved, our internal Acquisition Investment Committee examines the individual projects and measures the potential return on these expenditures and their expected yield. The capital expenditures projects are evaluated based on commonly used methods such as the net present value and internal interest rate methods, as well as payback periods.

Non-U.S. GAAP Measures

EBITDA

        EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,954 million, 18.7% of revenues for 2014, $2,904 million, 19.9% of revenues for 2013 and $2,821 million, 20.4% of revenues for 2012. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement, the A/R Facility and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities

	For the years ended December 31,
	2014	2013	2012
	(in millions)
Total EBITDA	$2,954	$2,904	$2,821
Interest expense (net of interest income)	(411)	(409)	(426)
Income tax expense, net	(584)	(592)	(605)
Change in deferred taxes, net	114	16	75
Changes in operating assets and liabilities	(246)	137	169
Stock compensation expense	9	14	26
Other items, net	26	(35)	(21)

Net cash provided by (used in) operating activities	$1,861	$2,035	$2,039

        The ratio of debt to EBITDA is a key financial performance indicator used for overseeing the Company. To determine the total debt to EBITDA ratio, financial liabilities are compared to EBITDA (adjusted for other non-cash charges and largest acquisitions). We believe this ratio provides more reliable information regarding the extent to which we are able to meet our payment obligations than considering only the total amount of financial liabilities.

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

Significant Cash Flow key performance indicators

	For the years ended December 31,
	2014	2013	2012
	(in millions)
Revenue	$15,832	$14,610	$13,800
Net cash provided by (used in) operating activities	1,861	2,035	2,039
Capital expenditures	(932)	(748)	(675)
Proceeds from sale of property, plant and equipment	12	20	9
Capital expenditures, net	(920)	(728)	(666)
Free cash flow	941	1,307	1,373
Net cash provided by (used in) operating activities in % of revenue	11.8%	13.9%	14.8%
Free cash flow in % of revenue	5.9%	8.9%	10.0%

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

Financial Condition and Results of Operations

Overview

        We are the world's largest kidney dialysis company. We provide dialysis care services related to the dialysis treatment a patient with ESRD receives as well as other health care services. We describe our other health care services as "Care Coordination." Care Coordination services include pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent our health care services. We also develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. Based on publicly reported sales and number of patients treated, our health care operations in dialysis services and dialysis products make us the world's largest kidney dialysis company. We estimate the volume of the global dialysis market was approximately $77 billion for 2014, an increase of 1% compared to the previous year (4% increase in constant currency terms). Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success.

        In addition, the reimbursement and ancillary services utilization environment significantly influences our business. The majority of treatments are paid for by governmental institutions such as the Centers for Medicare & Medicaid Services ("CMS") in the United States. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases have been historically and are expected in the future to be limited. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as U.S. Sequestration (as defined below), (iii) commencing on January 1, 2014, the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis (see discussion of the American Taxpayer Relief Act of 2012 ("ATRA") below) and (iv) the enactment of PAMA (see discussion below). In the future we expect to experience generally stable reimbursements for dialysis services globally.

        With the enactment in the U.S. of the Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), Congress created the ESRD PPS pursuant to which CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the pre-2011 ESRD composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all erythropoietin stimulating agents ("ESAs") and other pharmaceuticals (other than vaccines and certain other oral drugs) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

        The ESRD PPS payment amount is also subject to annual adjustment based on increases in the costs of a "market basket" of certain healthcare items and services less a productivity adjustment.

        In addition to creating the ESRD PPS, MIPPA also created the ESRD quality incentive program ("QIP") which began affecting payments starting January 1, 2012. Dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent. Performance on specified measures in a fiscal year affects payments two fiscal years later. For instance, the payments we receive during 2014 will be affected by our performance measures from 2012. Based on our performance from 2010 through 2012, the QIP's impact on our results through 2014 is immaterial. The initial QIP measures for 2010 and 2011 focused on anemia management (measured by hemoglobin level) and dialysis adequacy (measured by URR). For payment year 2014, CMS adopted four additional measures: prevalence of catheter and A/V fistula use, reporting of infections to the Centers for Disease Control and Prevention, administration of patient satisfaction surveys and monthly monitoring of phosphorus and calcium levels. For payment year 2015, CMS will continue all of the 2014 QIP measures except URR dialysis adequacy, expand the scope of infection reporting and mineral metabolism reporting, and add four new measures. Payment year 2015 added measures consist of three new clinical measures (hemodialysis adequacy for adult patients, hemodialysis adequacy for pediatric patients and peritoneal dialysis adequacy for adult patients), and one new reporting measure (anemia management reporting). Payment year 2015 payment adjustments, following the pattern previously established, will be based on performance in 2013. For payment year 2016, CMS continued all of the 2015 QIP measures and add two new clinical measures (proportion of patients with hypercalcemia and dialysis-related infections reported to the Center for Disease Control and Prevention's National Health Safety Network). For payment year 2017, CMS will retire one measure of hemoglobin adequacy and add a measure of hospital readmissions in order to assess coordinated care. For payment year 2018, CMS will add two new clinical measures (standardized transfusion ratio and pediatric peritoneal dialysis adequacy) and three new reporting measures (pain assessment and follow-up, clinical depression screening and follow-up and influenza vaccination of healthcare personnel).

        The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, "ACA") implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3 percent excise tax on manufacturers' medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA, except to change the annual update provision by substituting a productivity adjustment to the market basket rate of increase for a MIPPA provision that specified a one percentage point reduction in the market basket rate of increase.

        On August 2, 2011, the Budget Control Act ("BCA") was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. Pursuant to the BCA, automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all U.S. Federal government programs required under the BCA became effective as of March 1, 2013 and were implemented on April 1, 2013 for CMS reimbursement to providers. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs such as Medicare for an additional two years. The reduction in Medicare payments to providers and suppliers is limited to one adjustment of no more than 2 percent through 2022, U.S. Sequestration, rising to 2.9 percent for the first half of FY 2023 and dropping to 1.11 percent for the second half of FY 2023. Pursuant to PAMA, the reductions pursuant to U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024. The Medicare sequestration reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

        ATRA directed CMS to reduce the ESRD PPS payment rate, effective January 1, 2014, to account for changes in the utilization of certain drugs and biologicals that are included in the ESRD PPS. In making such reduction, the law requires CMS to use the most recently available pricing data for such drugs and biologicals. On November 6, 2014, CMS issued the final rule regarding the ESRD PPS rate for 2015. The base rate per treatment was revised from $239.02 for 2014 to $239.43 for 2015. This change reflected a wage index budget-neutrality adjustment factor of 1.001729.

        On April 1, 2014, PAMA was signed into law. This law modifies ATRA such that dialysis reimbursement for 2015 is intended to equal that for 2014. In addition, the reimbursement reductions mandated by ATRA for 2016 and 2017 have been eliminated. Instead, the market basket updates net of the productivity adjustment for each of 2016 and 2017 have been reinstated, though they will be reduced by 1.25 percent each year. For 2018, the market basket update net of the productivity adjustment will be reduced by 1 percent. In addition, the law mandates that ESRD-related drugs with only an oral form, including PhosLo®, are expected to be reimbursed under the ESRD PPS in the future with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. However, PAMA delayed inclusion of these "oral-only" drugs in the ESRD PPS until January 1, 2024 and ABLE subsequently delayed inclusion of such drugs in the ESRD PPS until January 1, 2025.

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

        Working with healthcare provider groups comprised of dialysis clinics and nephrologists, CMS plans to test a new Comprehensive ESRD Care Model, also known as ESRD Seamless Care Organizations, ESCOs, for payment and care delivery that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. Organizations must apply and be approved by CMS to participate in the program. In 2013, CMS announced and then abandoned an initial round of applications for this demonstration. CMS revised the parameters and in May 2014 announced a new request for applications. We submitted seven applications to participate in the revised demonstration. CMS had hoped to launch the ESCO program in January 2015, but recently announced that the commencement date will be July 2015.

        The Bundled Payments for Care Improvement initiative ("BPCI") is a CMS three year pilot initiative with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. On January 31, 2013, CMS announced the health care organizations selected to participate in BPCI, which include our subsidiary, Sound Inpatient Physicians, Inc. Sound Physicians is currently planning and preparing to commence participation under BPCI in 2015 in several markets. Under the BPCI, we have the ability to receive additional payments if we are able to deliver quality care at a cost that is lower than certain established benchmarks, but also have the risk of incurring financial penalties if we are not successful in doing so. Should we fail to perform as required under the BPCI initiative and our agreement with CMS, CMS may, among other remedies, terminate our right to participate in the BPCI program, in whole or in part.

        We have identified three operating segments, North America Segment, EMEALA, and Asia-Pacific, which were determined based upon how we manage our businesses. All segments are primarily engaged in providing health care services as well as distributing products and equipment for the treatment of ESRD. For reporting purposes, we have aggregated the EMEALA and Asia-Pacific operating segments as the "International Segment." The segments are aggregated due to their similar characteristics such as the same services provided and products sold, the same type of patient population and similar methods of distribution of products and services. Our General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those we apply in preparing our consolidated financial statements using accounting principles generally accepted in the United States of America ("U.S. GAAP").

        Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters overhead charges, including accounting and finance, Corporate, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate by Global Manufacturing Operations. The Company´s global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 24 of the Notes to Consolidated Financial Statements "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

A.    Results of Operations

        The following tables summarize our financial performance and certain operating results by principal reporting segment and Corporate for the periods indicated. Inter-segment revenues primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance. See the table below for the years ended December 31:

	2014	2013	2012
	(in millions)
Total revenue
North America	$10,509	$9,613	$9,041
International	5,265	4,970	4,740
Corporate	67	34	29

Total	15,841	14,617	13,810

Inter-segment revenue
North America	9	7	10
International	—	—	—

Total	9	7	10

Total net revenue
North America	10,500	9,606	9,031
International	5,265	4,970	4,740
Corporate	67	34	29

Total	15,832	14,610	13,800

Operating income
North America	1,643	1,623	1,598
International	970	897	841
Corporate	(358)	(264)	(220)

Total	2,255	2,256	2,219

Investment gain	—	—	140
Interest income	84	39	44
Interest expense	(495)	(448)	(470)
Income tax expense	(584)	(592)	(605)
Net Income	1,260	1,255	1,328
Less: Net Income attributable to Noncontrolling interests	(215)	(145)	(141)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$1,045	$1,110	$1,187

Year ended December 31, 2014 compared to year ended December 31, 2013

Highlights

        Revenues increased by 8% to $15,832 million (10% at constant exchange rates) mainly due to contributions from acquisitions (5%) and increases in organic revenue (5%), partially offset by the negative impact of exchange rate fluctuations (2%).

        In 2014, we successfully completed acquisitions to expand our services within Care Coordination, we renegotiated our credit facilities and issued senior notes and convertible debt.

Consolidated Financials

Key Indicators for Consolidated Financial Statements
			Change in %
	2014	2013	as reported	at Constant Exchange Rates(1)
Revenue in $ million	15,832	14,610	8%	10%
Number of treatments	42,744,977	40,456,900	6%
Same market treatment growth in %	3.7%	3.6%
Gross profit as a % of revenue	31.6%	32.4%
Selling, general and administrative costs as a % of revenue	16.7%	16.4%
Operating income in $ million	2,255	2,256	0%
Operating income margin in %	14.2%	15.4%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	1,045	1,110	(6%)
Basic earnings per share in $	3.46	3.65	(5%)

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

        Net health care revenue increased by 10% to $12,250 million (12% increase at Constant Exchange Rates) for the year ended December 31, 2014 from $11,130 million in the same period of 2013, mainly due to contributions from acquisitions (6%), growth in same market treatments (4%) and increases in organic revenue per treatment (2%), partially offset by the negative impact of exchange rate fluctuations (2%). Included in our net health care revenue is Care Coordination revenue in the U.S. of $1,039 million and $528 million for the years ended December 31, 2014 and 2013, respectively.

        Treatments increased by 6% for the year ended December 31, 2014 as compared to the same period in 2013. The increase is due to same market treatment growth (4%) and acquisitions (3%), partially offset by the effect of closed or sold clinics (1%).

        At December 31, 2014, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,361 clinics compared to 3,250 clinics at December 31, 2013. For the year ended December 31, 2014, we acquired 95 clinics, opened 79 clinics and combined, closed or sold 63 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 6% to 286,312 at December 31, 2014 from 270,122 at December 31, 2013.

        Dialysis product revenue increased by 3% (4% increase at Constant Exchange Rates) to $3,582 million as compared to $3,480 million in the same period of 2013. The increase was driven by increased sales of dialyzers, bloodlines, products for acute care treatments, hemodialysis solutions and concentrates and devices manufactured under a five-year contract with a Fresenius SE company, partially offset by lower sales of machines.

        The decrease in gross profit margin to 31.6% from 32.4% reflects a decrease in the North America Segment, partially offset by an increase in the International Segment. The decrease in the North America Segment was mainly due to higher personnel expense, the impact from ATRA reductions on the ESRD PPS payment rate, growth in lower margin Care Coordination services, higher costs as a result of FDA remediation, an unfavorable impact from the U.S. Sequestration and higher costs for freight and distribution, partially offset by a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors. The increase in the International Segment was due to organic growth in Asia-Pacific, partially offset by unfavorable foreign currency exchange effects and an unfavorable impact from manufacturing driven by higher costs for labor and lower volumes of peritoneal dialysis bags.

        Selling, general and administrative ("SG&A") expenses increased to $2,645 million for the year ended December 31, 2014 from $2,391 million in the same period of 2013. SG&A expenses as a percentage of sales increased to 16.7% for the year of 2014 in comparison with 16.4% in the same period of 2013 due to an increase in Corporate partially offset by a decrease in the International Segment. The increase at Corporate was mainly driven by higher legal and consulting expenses related to the compliance investigation we are conducting (see Note 20 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report), higher costs related to the changes in the Management Board, costs related to the closing of manufacturing plants and higher acquisition related costs. The decrease in the International Segment was due to a lower bad debt expense, favorable foreign exchange effects and a favorable impact from acquisitions, partially offset by the impact from a gain on the sale of real estate in Colombia in 2013, an accrual related to the compliance investigation noted above and an increased level of spending to support the business growth in Asia-Pacific.

        Research and development ("R&D") decreased to $122 million for the year ended December 31, 2014 from $126 million for the same period of 2013.

        For the year ended December 31, 2014 we had a $1 million gain from the sale of FMC-AG & Co. KGaA dialysis clinics as compared to a $9 million gain from the sale of dialysis clinics for the year ended December 31, 2013.

        Income from equity method investees decreased to $25 million for the year ended December 31, 2014 from $26 million for the same period of 2013.

        Operating income decreased slightly to $2,255 million for the year ended December 31, 2014 from $2,256 million for the same period in 2013. Operating income margin decreased to 14.2% for the year ended December 31, 2014 as compared to 15.4% for the same period in 2013 as a result of a decrease in gross profit margin and higher SG&A as a percentage of revenue, as discussed above.

        Interest expense increased 11% to $495 million for the year ended December 31, 2014 as compared to $448 million for the same period in 2013 due to the valuation of the embedded derivative related to the convertible debt issued in September 2014, an increase in the average debt level during the year and one-time costs related to the Amended 2012 Credit Agreement, partially offset by a higher portion of debt with lower interest rates. Interest income increased to $84 million for the year ended December 31, 2014 from $39 million for the same period in 2013 mainly as a result of the valuation of the call option on the Company's shares related the issuance of equity-neutral convertible bonds, which fully offsets the increase in interest expense due to the valuation of the embedded derivative noted above, as well as higher interest income from interest-bearing notes receivables.

        Income tax expense decreased to $584 million for the year ended December 31, 2014 from $592 million for the same period in 2013. The effective tax rate decreased to 31.7% from 32.0% for the same period of 2013. The tax rate for the year ended December 31, 2014 was affected favorably by the resolution of challenged deductions for civil settlement payments taken in prior years, resulting in a net tax benefit of $23 million. This benefit has partially been offset by a tax court decision against another company on a similar transaction for a tax position we took on a prior year's transaction which resulted in $18 million of additional expense in the second quarter of 2014. The effective tax rate is also impacted by tax rate differentials which are determined by calculating the difference between the applicable tax rate in each jurisdiction in which we operate and the combined German tax rate (a corporate tax rate, which includes a solidarity surcharge, and a trade tax rate). This difference is then applied to the taxable income generated in each of the jurisdictions. The significant rate differential for 2014 (see Note 18, "Income Taxes," of the Notes to Consolidated Financial Statements) is the result of the U.S. effective tax rate being significantly higher than the German tax rates – 39.5% compared to the combined German tax rate of 29.2%. The U.S. effective tax rate is comprised of the U.S. federal corporate tax rate of 35% adjusted for the impact of the various tax rates in the states in which we do business. The North America Segment is still and is expected to be in the future the main driver for this significant tax differential.

        Net income attributable to noncontrolling interests for the year ended December 31, 2014 increased to $215 million from $145 million for the same period of 2013 primarily driven by the creation of new joint ventures in the North America Segment.

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2014 decreased by 6% to $1,045 million from $1,110 million for the same period in 2013 as a result of the combined effects of the items discussed above.

        Basic earnings per share decreased by 5% for the year ended December 31, 2014 to $3.46 as compared with $3.65 in 2013 due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA above. The average weighted number of shares outstanding for the period was approximately 302.3 million in 2014 (303.8 million in 2013). The decrease in the number of shares outstanding was the result of the share buyback program completed during the third quarter of 2013, partially offset by stock options exercised.

        We employed 99,895 people (full-time equivalents) as of December 31, 2014 compared to 90,690 as of December 31, 2013, an increase of 10%, primarily due to acquisitions and overall growth in our business.

        The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	2014	2013	Change in %
Revenue in $ million	10,500	9,606	9%
Number of treatments	26,610,624	25,656,357	4%
Same market treatment growth in %	3.5%	3.5%
Operating income in $ million	1,643	1,623	1%
Operating income margin in %	15.6%	16.9%

Revenue

        Net health care revenue increased for the year ended December 31, 2014 by 10% to $9,655 million from $8,772 million in the same period of 2013. This increase was driven by contributions from acquisitions (5%), same market treatment growth (3%) and increases in organic revenue per treatment (2%). Included in our net health care revenue is Care Coordination revenue in the U.S. of $1,039 million and $528 million for the years ended December 31, 2014 and 2013, respectively.

        Treatments increased by 4% for the year ended December 31, 2014 as compared to the same period in 2013 mainly due to same market treatment growth (3%) and contributions from acquisitions (1%). At December 31, 2014, 176,203 patients (a 3% increase over December 31, 2013) were being treated in the 2,162 clinics that we own or operate in the North America Segment, compared to 171,440 patients treated in 2,133 clinics at December 31, 2013. Average revenue per treatment includes certain amounts related to Care Coordination, specifically attributable to pharmacy services, laboratory services and vascular access services. Average North America Segment revenue per treatment, which includes Canada and Mexico, before bad debt expense, was $360 for the year ended December 31, 2014 and $352 in the same period in 2013. In the U.S., the average revenue per treatment was $368 for the year ended December 31, 2014 and $359 for the same period in 2013. The increase in the U.S. was mainly attributable to increased revenue related to pharmacy and laboratory testing services, a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors, partially offset by impact from ATRA reductions on the ESRD PPS payment rate, decreased revenue for renal pharmaceuticals and the impact from the U.S. Sequestration.

        Dialysis product revenue increased for the year ended December 31, 2014 by 1% to $845 million from $834 million in the same period of 2013. This increase was driven by higher sales of dialyzers, renal pharmaceuticals and peritoneal dialysis products, partially offset by lower sales of machines.

Operating Income

        Operating income increased to $1,643 million for the year ended December 31, 2014 from $1,623 million for the same period in 2013. Operating income margin decreased to 15.6% for the year ended December 31, 2014 from 16.9% for the same period in 2013, due to the impact from ATRA reductions on the ESRD PPS payment rate, higher personnel expense, growth in lower margin Care Coordination services, higher legal and consulting expense, higher costs as a result of FDA remediation and an unfavorable impact from the U.S. Sequestration, partially offset by a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors. Cost per treatment for the North America Segment increased to $297 for the year ended December 31, 2014 as compared to $287 for the same period of 2013. Cost per treatment in the U.S. increased to $303 for the year ended December 31, 2014 from $293 in the same period of 2013.

International Segment

Key Indicators for International Segment
			Change in %
	2014	2013	as reported	at Constant Exchange Rates(1)
Revenue in $ million	5,265	4,970	6%	11%
Number of treatments	16,134,353	14,800,543	9%
Same market treatment growth in %	4.3%	3.8%
Operating income in $ million	970	897	8%
Operating income margin in %	18.4%	18.1%

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

Revenue

        Including the effects of acquisitions, European region revenue increased 2% (4% increase at Constant Exchange Rates) to $3,072 million, Latin America region revenue decreased 1% (16% increase at Constant Exchange Rates) to $836 million, and Asia-Pacific region revenue increased 23% (26% increase at Constant Exchange Rates due to acquisitions of approximately 20%, net of divested clinics, and organic growth of approximately 6%) to $1,357 million.

        Net health care revenue for the International Segment increased during the year ended December 31, 2014 by 10% (18% at Constant Exchange Rates) to $2,595 million from $2,358 million in the same period of 2013. This increase is a result of contributions from acquisitions (11%), same market treatment growth (4%) and increases in organic revenue per treatment (4%), partially offset by the negative effect of exchange rate fluctuations (8%) and the effect of closed or sold clinics (1%).

        Treatments increased by 9% for the year ended December 31, 2014 over the same period in 2013 mainly due to contributions from acquisitions (6%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2014, we had 110,109 patients (a 12% increase over December 31, 2013) being treated at the 1,199 clinics that we own, operate or manage in the International Segment compared to 98,682 patients treated at 1,117 clinics at December 31, 2013. Average revenue per treatment for the year ended December 31, 2014 increased to $161 from $159 in comparison with the same period of 2013 due to increased reimbursement rates and changes in country mix ($14), partially offset by weakening of local currencies against the U.S. dollar ($12).

        Dialysis product revenue for the year ended December 31, 2014 increased by 2% (4% increase at Constant Exchange Rates) to $2,670 million compared to $2,612 million in the same period of 2013. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, bloodlines, products for acute care treatments, hemodialysis solutions and concentrates and peritoneal dialysis products, partially offset by decreased sales of machines.

Operating Income

        Operating income increased to $970 million for the year ended December 31, 2014 as compared to $897 million for the same period in 2013. Operating income margin increased to 18.4% for the year ended December 31, 2014 from 18.1% for the same period in 2013 mainly due to lower bad debt expense, favorable foreign exchange effects and business growth in Asia-Pacific, partially offset by the impact from a gain on the sale of real estate in Colombia in 2013 and an accrued provision related to the compliance investigation we are conducting (see Note 20 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report). The net impact of the devaluation of the Russian Ruble during 2014 has been more than offset by currency fluctuations in other countries.

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

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

        Net health care revenue increased by 6% to $11,130 million (7% at Constant Exchange Rates) for the year ended December 31, 2013 from $10,492 million in the same period of 2012, mainly due to growth in same market treatments (4%), contributions from acquisitions (3%), and increases in organic revenue per treatment (1%), partially offset by the effect of closed or sold clinics (1%) and the negative impact of exchange rate fluctuations (1%). Included in our net health care revenue is Care Coordination revenue in the U.S. of $528 million and $276 million for the year ended December 31, 2013 and 2012, respectively.

        Treatments increased by 5% for the twelve months ended December 31, 2013 as compared to the same period in 2012. The increase is due to same market treatment growth (4%) and acquisitions (3%), partially offset by the effect of closed or sold clinics (2%).

        At December 31, 2013, we own, operate or manage (excluding those managed but not consolidated in the U.S.) 3,250 clinics compared to 3,160 clinics at December 31, 2012. During 2013, we acquired 50 clinics, opened 80 clinics and combined or closed 40 clinics. The number of patients treated in clinics that we owned or operated increased by 5% to 270,122 at December 31, 2013 from 257,916 at December 31, 2012.

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

        SG&A expenses increased to $2,391 million in the year ended December 31, 2013 from $2,223 million in the same period of 2012. SG&A expenses as a percentage of sales increased to 16.4% for the twelve months of 2013 in comparison with 16.1% in the same period of 2012 due to an increase in the International Segment an unfavorable impact from Corporate and a slight increase in the North America Segment. The increase in the International Segment was mainly driven by higher bad debt expense in Asia-Pacific, unfavorable foreign exchange effects including devaluation of the Venezuelan Bolivar due to a hyperinflationary economy and various cost increases, partially offset by a gain on the sale of real estate in Colombia. The increase at Corporate was due to increased legal and consulting expenses attributable in significant part to the internal investigation we are conducting (see Note 20 of the Notes to Consolidated Financial Statements).

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

        Basic earnings per share decreased by 6% for the twelve months ended December 31, 2013 to $3.65 as compared with $3.89 in 2012 due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA above. The average weighted number of shares outstanding for the period was approximately 303.8 million in 2013 (305.1 million in 2012). The decrease in the number of shares outstanding was the result the share buyback program completed during the year, partially offset by stock options exercised.

        We employed 90,690 people (full-time equivalents) as of December 31, 2013 compared to 86,153 as of December 31, 2012, an increase of 5%, primarily due to overall growth in our business and acquisitions.

        The following discussions pertain to the North America Segment and the International Segment and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	2013	2012	Change in %
Revenue in $ million	9,606	9,031	6%
Number of treatments	25,656,357	24,412,416	5%
Same market treatment growth in %	3.5%	3.6%
Operating income in $ million	1,623	1,598	2%
Operating income margin in %	16.9%	17.7%

Revenue

        Net health care revenue increased for the year ended December 31, 2013 by 7% to $8,772 million from $8,230 million in the same period of 2012. This increase was driven by same market treatment growth (4%) and contributions from acquisitions (3%). Included in our net health care revenue is Care Coordination revenue in the U.S. of $528 million for the year ended December 31, 2013.

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

Operating Income

        Operating income increased to $1,623 million for the year ended December 31, 2013 from $1,598 million for the same period in 2012. Operating income margin decreased to 16.9% for the year ended December 31, 2013 from 17.7% for the same period in 2012, due to higher personnel expense, the effects of the 2012 impact of special collection efforts in prior years, the impact of the U.S. Sequestration, a lower commercial payor mix coupled with price reductions from commercial contracting, and increased revenue in the Expanded Services at lower than average margins. Further, the margin was impacted by the lower gain on the sale of FMC-AG & Co. KGaA clinics related to the Liberty Acquisition resulting from fewer clinics sold in 2013 as compared to 2012 and increased legal costs. These effects were partially offset by the effects of 2012 charges incurred in connection with the amendment of our agreement with Luitpold Pharmaceuticals and American Regent, Inc. regarding Venofer®, the updated Medicare reimbursement rate which came into effect in 2013, reduced pharmaceutical utilization, and the effect of one-time costs related to the Liberty Acquisition. Cost per treatment for the North America Segment increased to $287 for the year ended December 31, 2013 as compared to $278 the same period of 2012. Cost per treatment in the U.S. increased to $293 for the year ended December 31, 2013 from $283 in the same period of 2012.

International Segment

Key Indicators for International Segment
			Change in %
	2013	2012	as reported	at Constant Exchange Rates(1)
Revenue in $ million	4,970	4,740	5%	6%
Number of treatments	14,800,543	14,175,768	4%
Same market treatment growth in %	3.8%	4.0%
Operating income in $ million	897	841	7%
Operating income margin in %	18.1%	17.7%

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

        Net health care revenue for the International Segment increased during the year ended December 31, 2013 by 4% (7% at Constant Exchange Rates) to $2,358 million from $2,262 million in the same period of 2012. This increase is a result of same market treatment growth (4%), contributions from acquisitions (3%) and increases in organic revenue per treatment (2%), partially offset by the negative effect of exchange rate fluctuations (3%) and the effect of closed or sold clinics (2%).

        Treatments increased by 4% for the year ended December 31, 2013 over the same period in 2012 mainly due to same market treatment growth (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (2%). As of December 31, 2013, we had 98,682 patients (a 6% increase over December 31, 2012) being treated at the 1,117 clinics that we own or operate in the International Segment compared to 93,362 patients treated at 1,078 clinics at December 31, 2012. Average revenue per treatment for the year ended December 31, 2013 decreased to $159 from $160 in comparison with the same period of 2012 due to increased reimbursement rates and changes in country mix ($4), offset by weakening of local currencies against the U.S. dollar ($5).

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

Operating Income

        Operating income increased to $897 million for the year ended December 31, 2013 as compared to $841 million for the same period in 2012. Operating income margin increased to 18.1% for the year ended December 31, 2013 from 17.7% for the same period in 2012 mainly due to a gain on the sale of real estate in Colombia, and lower manufacturing costs driven by decreases in labor costs, facilities operating costs and cost for raw materials, partially offset by higher bad debt expense in Asia-Pacific.

Inflationary Accounting

        As we are subject to foreign exchange risk, we monitor the economic conditions of the countries in which we operate. Venezuela has been considered a hyperinflationary economy since 2010, most recently reaffirmed by the International Practices Task Force in May 2013. Effective January 1, 2013 our operations in Venezuela were still considered to be operating in a hyperinflationary economy, as the Venezuelan economy had a three-year cumulative inflation rate of approximately 100%. We used a blend of the

National Consumer Price Index and the Consumer Price Index to determine whether Venezuela is a hyperinflationary economy. As a result, the financial statements of our subsidiaries operating in Venezuela continue to use the U.S. dollar as their functional currency. However, in 2013, the Venezuelan government revalued the Bolivar. Consequently, we recorded a pre-tax loss of $15 million for the twelve months ended December 31, 2013.

B.    Liquidity and Capital Resources

        Our primary sources of liquidity are typically cash provided by operating activities and cash provided by short-term borrowings from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis clinics, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, to pay dividends and, in 2013, to repurchase shares (see 'Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

        At December 31, 2014, we had cash and cash equivalents of $634 million. For information regarding utilization and availability of cash under our principal credit facility, see Note 11 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations – Amended 2012 Credit Agreement," included in this report.

Net Cash Provided By (Used In) Operating Activities

        During 2014, 2013 and 2012, we generated net cash provided by operating activities of $1,861 million, $2,035 million and $2,039, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in 2014 versus 2013 was mainly a result of the $115 million payment for the W.R. Grace bankruptcy settlement, a tax payment as a result of a tax audit in Germany for fiscal years 2002 through 2005, which had been previously provided for, of $101 million, a lower decrease of Days Sales Outstanding ("DSO") and increased inventory, partially offset by a favorable development in other working capital.

        The profitability of our business depends significantly on reimbursement rates. Approximately 77% of our revenues are generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the year ended December 31, 2014, approximately 31% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. federal government Sequestration cuts, (iii) commencing January 1, 2014, the reductions to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis and (iv) the enactment of PAMA (see discussion above). In the future, we expect to experience generally stable reimbursements for dialysis services globally.

        Our working capital, which is defined as current assets less current liabilities, was $3,247 million at December 31, 2014 which increased from $2,733 million at December 31, 2013. The change is primarily the result of an increase in prepaid and other current assets as a result of investments in available for sale financial assets; an increase in taxes receivable; the repayment of the European Investment Bank ("EIB") Agreements in February of 2014; an increase in our trade accounts receivable as a result of an acquisition and growth in our business; the payment for the W.R. Grace bankruptcy settlement; a decrease in income taxes payable and a decrease in short-term borrowings from related parties, partially offset by increased accrued expenses, a decrease in cash due to investments made in available for sale financial assets and an increase in short-term borrowings. Our ratio of current assets to current liabilities was 1.93 and 1.77 at December 31, 2014 and December 31, 2013, respectively.

        We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, and the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see "Net Cash Provided By (Used In) Financing Activities" below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

        Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances at December 31, 2014 and December 31, 2013, net of valuation allowances, represented DSO of approximately 72 and 73, respectively.

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

	December 31, 2014	December 31, 2013
North America Segment days sales outstanding	50	53

International Segment days sales outstanding	114	110

FMC-AG & Co. KGaA average days sales outstanding	72	73

        The decrease in North America to a large extent was driven by the positive impact of the resolution of payment delays which were caused by changes in ownership of certain U.S. clinics which resulted from the creation of joint ventures as well as strong collections during the year. The International Segment's DSO increase reflects longer payment terms, payment delays for services in certain countries and strong business growth during the second half of 2014, partially offset by an Asia-Pacific acquisition contributing much lower DSO than the average for the region. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International Segment in the immediate future.

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

Net Cash Provided By (Used In) Investing Activities

        We used net cash of $2,690 million, $1,206 million and $2,281 million in investing activities during 2014, 2013 and 2012, respectively.

        Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $920 million, $728 million and $666 million for the years ended 2014, 2013 and 2012, respectively. During 2014, capital expenditures were $403 million in the North America Segment, $285 million at Corporate, $232 million for the International Segment. During 2013, capital expenditures were $374 million in the North America Segment, $189 million for the International Segment and $165 million at Corporate. During 2012, Capital expenditures were $298 million in the North America Segment, $195 million for the International Segment and $173 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in Germany, the North America Segment, France, Colombia and Serbia and capitalization of machines provided to our customers, primarily in the International

Segment. In 2014, Capital expenditures were approximately 6% of total revenue as compared to 5% in 2013 and 2012.

        In addition to the capital expenditures discussed above, we invested approximately $1,779 million cash during 2014, $1,602 million in the North America Segment, $175 million in the International Segment and $2 million at Corporate. The investment in the North American Segment was mainly driven by acquisitions completed to expand our services within Care Coordination, available for sale financial assets, deferred acquisition payments related to an equity method investee, notes receivables related to an equity method investee and other acquisitions. The investment in the International Segment largely relates to acquisitions of clinics and deferred acquisition payments related to an equity method investee. During 2013, we invested approximately $496 million cash, $412 million in the North America Segment, $82 million in the International Segment and $2 million at Corporate. In the North America Segment this included an investment-type loan made by FMCH granting a $200 million credit facility to a middle market dialysis provider in the third quarter of 2013 (of which $170 million was drawn as of December 31, 2013, as well as the acquisition of a full-service clinical laboratory. In the International Segment this mainly included acquisitions of dialysis clinics. During 2012, we invested approximately $1,879 in cash, $1,849 million in the North America Segment, primarily through the $1,697 million ($1,466 million net of divestitures) acquisition of Liberty Dialysis Holdings, $28 million in the International Segment and $2 million at Corporate.

        We anticipate capital expenditures of approximately $1.0 billion and expect to make acquisitions of approximately $0.4 billion in 2015. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

        Net cash provided by financing activities was $805 million during 2014 compared to net cash used in financing activities of $808 million during 2013 and net cash provided by financing activities of $468 million during 2012, respectively.

        During, 2014, cash was mainly provided by proceeds from the issuance of senior notes and equity-neutral convertible bonds, proceeds from the issuance of other long-term debt and short-term borrowings including drawing under the revolving credit facility, proceeds from the exercise of stock options and contributions from noncontrolling interests, partially offset by repayment of portions of long-term debt and short term borrowings, the repayment for the EIB Agreements, payment of dividends as well as distributions to noncontrolling interests. During 2013, cash was used in the purchase of our shares through the share buyback program, the repayment of portions of long-term debt and short-term borrowings, the payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from long-term debt and short-term borrowings, proceeds from the draw down under our A/R Facility, proceeds from the exercise of stock options and proceeds of a premium paid for the conversion of preference shares into ordinary shares by the largest holder of former preference shares, a financial institution located outside the United States. During 2012, cash was provided by the issuance of senior notes, refinancing of the then-current Amended 2006 Senior Credit Agreement by the 2012 Credit Agreement, exercises of stock options, proceeds from short-term borrowings and short term borrowings from related parties as well as contributions from noncontrolling interests, partially offset by the repayment of long-term debt, reduction of the amount outstanding under our accounts receivable securitization program, the payment of dividends, distributions to noncontrolling interests as well as the repayment of short-term borrowings and short-term borrowings from related parties.

        On May 16, 2014, we paid a dividend with respect to 2013 of €0.77 per ordinary share (for 2012 paid in 2013: €0.75, for 2011 paid in 2012: €0.69). Due to the conversion of preference shares into ordinary shares in 2013, there was no preference share dividend payment in 2014 (for 2012 paid in 2013: €0.77, for 2011 paid in 2012: €0.71). The total dividend payment was €232 million ($318 million), €230 million ($296 million) and €210 million ($272 million) in 2014, 2013 and 2012, respectively.

        The following table summarizes the Company's available sources of liquidity at December 31, 2014:

		Expiration per period of
Available Sources of Liquidity in millions	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Accounts receivable facility(a)	$392	$—	$392	$—	$—
Revolving Credit Facility of the Amended 2012 Credit Agreement(b)	1,443	—	—	1,443	—
Other Unused Lines of Credit	248	248	—	—	—

	$2,083	$248	$392	$1,443	$—

(a)
Subject to availability of sufficient accounts receivable meeting funding criteria. At December 31, 2014, the Company had letters of credit outstanding in the amount of $67 million which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

(b)
At December 31, 2014, the Company had letters of credit outstanding in the amount of $7 million which reduces the availability under the Revolving Credit Facility to the amount shown in this table.

        The amount of guarantees and other commercial commitments at December 31, 2014 was not significant.

        At December 31, 2014, we had short-term borrowings, excluding the current portion of long-term debt, other financial liabilities and short-term borrowings from related parties, in the total amount of $138 million.

        The following table summarizes, as of December 31, 2014, our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of
Contractual Obligations and Commitments (a) in millions	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Long-term Debt(b)	$11,289	$668	$2,482	$4,729	$3,410
Capital Lease Obligations	43	9	14	5	15
Operating Leases	3,579	661	1,061	727	1,130
Unconditional Purchase Obligations for inventory	444	206	159	60	19
Other Long-term Obligations(c)	294	201	80	9	4
Letters of Credit	74	—	67	7	—

	$15,723	$1,745	$3,863	$5,537	$4,578

(a)
Our pension liabilities are not included in the table of contractual obligations and commitments. The regular or special funding of our pension plans may adversely affect our liquidity in the future periods. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression. Actual results could differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the defined benefit plans during fiscal year 2015 are $ 20.4 million. For additional information regarding our pension plans and expected payments for the next ten years, see Note 12 of the Notes to the Consolidated Financial Statements, "Employee Benefit Plans" in this report.

(b)
Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

(c)
Other Long-term Obligations consist mainly of production asset acquisition commitments.

        Our Amended 2012 Credit Agreement, Senior Notes and the A/R Facility include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2012 Credit Agreement and A/R Facility, we are subject to a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA) as these terms are defined in these financing agreements. Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends create liens or engage in sale-lease backs.

        The breach of any of the covenants in any of the instruments or agreements governing our long-term debt – the Amended 2012 Credit Agreement, Senior Notes or the A/R Facility – could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Amended 2012 Credit Agreement becomes due at the option of the lenders under that agreement, and the "cross default" provisions in our other long-term debt permit the lenders to accelerate the maturity of the other debt upon such a default as well. As of December 31, 2014, we were in compliance with all covenants under the Amended 2012 Credit Agreement and our other financing agreements. For information regarding our Amended 2012 Credit Agreement, Senior Notes and the A/R Facility, see Note 11 of the Notes to Consolidated Financial Statements, "Long-Term Debt and Capital Lease Obligations, and Long-Term Debt from Related Parties."

        Although we are not immune from the global financial crisis, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Due to the non-discretionary nature of the health care services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services, our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payers. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate, credit risks. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our dialysis products. See "Results of Operations" above. If the current conditions in the credit and equity markets continue, or worsen, they could also increase our financing costs and limit our financial flexibility.

        Our General Partner's Management Board will propose to the shareholders at the Annual General meeting on May 19, 2015, a dividend with respect to 2014 and payable in 2015, of €0.78 per ordinary share (for 2013 paid in 2014: €0.77). The total expected dividend payment is approximately €237 million (approximately $287 million based upon the December 31, 2014 spot rate) compared to dividends of €232 million ($320 million) paid in 2014 with respect to 2013. The Amended 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €360 million ($437 million based upon the December 31, 2014 spot rate) for dividends to be paid in 2015, and increases in subsequent years.

        Our 2015 principal financing needs are the quarterly payments under our Amended 2012 Credit Agreement Term Loan facilities. These payments as well as our dividend payment of approximately $287 million in May 2015, capital expenditures, and acquisition payments are expected to be covered by our cash flows, by using existing credit facilities and if required additional debt financing. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

Outlook

        Below is a table showing our growth outlook for 2015. The outlook for 2015 and the growth rates indicated for 2016 are based on exchange rates prevailing at the beginning of 2015:

	Results 2014	Targets 2015
Revenue	$15.8 billion	growth 5 - 7%
Operating income	$2.3 billion	moderate growth
Net income(1)	$1.0 billion
Net income growth(1)	decrease 6%	growth 0 - 5%
Basic earnings per share growth(1)	decrease 5%	based on development of net income
Capital Expenditures	$0.9 billion	~ $1.0 billion
Acquisitions and investments	$1.8 billion	~ $0.4 billion
Net cash provided by (used in) operating activities in % of revenue	11.8%	> 10%
Free cash flow in % of revenue	5.9%	> 4%
Debt/EBITDA Ratio	3.1	~ 3.0
Employees(2)	99,895	> 105,000
Research and development expenses	$122 million	~ $140 million

(1)
Net income attributable to shareholders of FMC AG & Co. KGaA

(2)
Full-time equivalents.

        For the year 2016 we expect an acceleration of growth to achieve our mid-term targets with increases of revenue of 9 to 12% and net income attributable to shareholders of FMC AG & Co. KGaA growing by 15 to 20%.

        In addition to the consolidated financial statements prepared in accordance with U.S. GAAP included in this report, we are subject to home country reporting requirements in Germany. These require that we provide an assessment of the probability and impact of certain risks and uncertainties that could materially affect our outlook. A summary of such risk assessment is set forth below.

        Although we believe our fiscal year 2015 outlook is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our 2015 results. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of their location in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3, Key Information – D. "Risk Factors" and Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks." Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in Note 20 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" found elsewhere in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See "Forward-looking Statements" immediately following the Table of Contents to this report.

Risk to our 2015 outlook	Risk Factor (or other related disclosure) within the report	Probability	Impact
Regulatory Environment	If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.	Low	Medium
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

Balance Sheet Structure

        Total assets as of December 31, 2014 increased to $25.4 billion from $23.1 billion as compared to December 31, 2013. Current assets as a percent of total assets decreased to 26% at December 31, 2014 as compared to 27% at December 31, 2013. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, decreased to 39% at December 31, 2014 as compared to 41% at December 31, 2013.

C.    Research and Development

        We focus our R&D strategy on three essential objectives: first, to continuously enhance the quality of life of patients with chronic kidney disease using innovative products and treatment concepts; second, to offer our patients and purchasers of our products high-quality services while keeping our prices as low as possible; and third, to continue to expand our position as the dialysis market leader. Due to our vertical integration, our research and development department can apply our experience as the world's largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and being directly in-touch with doctors, nurses and patients to keep track of and meet customer and patient needs. In addition, research and development units are located at key production sites, enabling direct exchange of ideas with our production staff. We conduct annual internal R&D conferences every year. In addition, our employees visit research events worldwide and participate actively in scientific discourse. This not only enables them to inject new concepts into their work, but also strengthens our reputation in the international professional community. We also maintain close contacts with universities and research institutions. We are cooperating closely with the University of Michigan (on a longitudinal study of chronic kidney patients), Danube University Krems in Krems, Austria (on extracorporeal methods), and our subsidiary, the Renal Research Institute ("RRI") in the United States. RRI was founded in 1997 to research fundamental issues of dialysis treatment, including the causes that lead to kidney failure, the particular features of treating children with ESRD and issues such as the mineralization of dialysis patients' bones and the effects of kidney diseases on the natural acid-base balance in the human body.

        During 2013, we restructured our research and development activities with a global focus. This included expanding the Management Board to include a member responsible for global research and development activities. This continued focus enables us to accelerate development timelines, promote an exchange of knowledge and technology, enhance our process efficiency and better manage risks and the related costs.

        The task of our research and development group, which employs approximately 599 full time equivalents, is to continually develop and improve our products and treatments. Our largest research and development department is in our European region with approximately 370 employees, most of whom work at our Schweinfurt and Bad Homburg locations. Smaller teams also work in St. Wendel, Germany, in Krems, specializing in sorbent technology, and in Bucharest, Romania, where an R&D competency center specializing in software development has been established. Apart from R&D in Europe, we have research and development departments in the North America and the Asia-Pacific regions. All of these units are closely connected and cooperate on many projects.

Six trends for our continued strategic development

  •
  Market Leadership – we believe utilizing continuous research of new technical possibilities and the enhancement of therapies will maintain our position of leadership into the future.

  •
  Vertical Integration – to develop high-quality innovations that are affordable to our patients. By leveraging the expertise of our various departments, we can further optimize and automate our products while simplifying and streamlining the work steps required.

  •
  Global Portfolio Management – which standardizes basic functions and individual components of our therapy systems internationally. The aim is to reduce development times, achieve economies of scale in purchasing and bundle our development resources. Our portfolio management also includes the standardization of process and control structures and supports quality initiatives within the Company.

  •
  New Technologies and Applications – to improve and enhance our products to offer safer and better treatments for our patients. In 2014, we introduced two new products, sleep.safe harmony and Liberty PDx, simplifying and expanding therapy options in PD. In hemodialysis, we have launched a new version of the Critline system to monitor blood volume and regulate fluid removal from patients. We have also launched a system for our 5008-series dialysis machines which allows the machine to independently automate sodium balances during dialysis treatment.

  •
  Home Therapies – our aim is continued integration of these systems for home hemodialysis, while maintaining treatment quality. We expect to launch our new Portable Artificial Kidney ("PAK") in 2015. PAK minimizes the size of the dialysis machine allowing for increased transportability while also significantly reducing the required water usage per treatment from 120 liters to between 6-10 liters.

  •
  Emerging Markets – with increased growth by gearing our operations towards attractive markets, we plan to offer therapy systems and increase our presence in China, particularly with our plans to develop the China Design Center in Shanghai.

Clinical Research

        During 2014, we performed clinical studies to examine the automatic regulation of the electrolyte balance of the human body, which is important to the functioning of the entire body. In addition we are focusing on PD and overhydration, proving that active fluid management can increase a patient's survival rate, reduce the number and duration of hospital stays, and improve the maintenance of the residual renal function. In hemodialysis, where dialysis solution is continuously being produced by a dialysis machine, it is possible to influence these processes favorably by adapting the dialysis solution accordingly. Our Body Composition Monitor ("BCM") analysis system enables us to determine the fluid status and body composition of each patient. Based upon our studies, BCM can also be used to improve fluid management in PD patients, increasing life expectancy.

        Research and development expenditures amounted to $122 million in 2014, compared to $126 million and $112 million in 2013 and 2012, respectively. Our 2014 expenditures focused on continuously enhancing and improving our products and treatment concepts for our patients and users, implementing further technological developments, and remaining active in relevant areas of clinical research such as chronic kidney failure.

Outlook

        We intend to continue investing in developing and improving life-sustaining products and treatment concepts in the years to come, thus improving the quality of life for as many patients as possible with financially viable, environmentally-friendly innovations based on strategic technology platforms. We plan to spend approximately $140 million on research and development in 2015.

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

        The table below provides the names of the members of the supervisory board of Management AG and their ages as of January 1, 2015.

Name	Age as of January 1, 2015
Dr. Ulf M. Schneider, Chairman(1)	49
Dr. Dieter Schenk, Vice Chairman(4)	62
Dr. Gerd Krick(1)(2)	76
Mr. Rolf A. Classon(3)(4)	69
Dr. Walter L. Weisman(1)(2)(3)	79
Mr. William P. Johnston(1)(2)(3)(4)	70

(1)
Members of the Human Resources Committee of the supervisory board of Management AG

(2)
Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3)
Independent director for purposes of our pooling agreement

(4)
Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

        DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG, the Company's General Partner, since April 2005. He is also Chairman of the Management Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, and Chairman or member of the Board of a number of other Fresenius SE group companies. Additionally, he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has also held several senior executive and financial positions since 1989 with Gehe's majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider also serves on the Board of Directors of E.I. Du Pont de Nemours and Company, USA.

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

        MR. ROLF A. CLASSON has been a member of the Supervisory Board of Management AG since July 7, 2011 and a member of the Company's Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of

the Board of Directors for Hill-Rom Holdings, Inc. Mr. Classon also serves on the Board of Directors of Catalent Inc..

        DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 2005 and also serves on the Company's Supervisory Board. Additionally, he is the former Chairman and Chief Executive Officer of American Medical International, Inc., and was a member of the Board of Directors of Occidental Petroleum Corporation until May 4, 2012. He is also a Senior Trustee of the Board of Trustees for the California Institute of Technology, a Life Trustee of the Board of Trustees of the Los Angeles County Museum of Art, a Trustee of the Oregon Shakespeare Festival and Chairman Emeritus of the Board of Trustees of the Sundance Institute.

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

        The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of January 1, 2015.

Name	Age as of January 1, 2015	Position	Year term expires
Rice Powell	59	Chief Executive Officer and Chairman of the Management Board	2017
Michael Brosnan	59	Chief Financial Officer	2017
Roberto Fusté	62	Chief Executive Officer for Asia Pacific	2016
Ronald Kuerbitz	55	Chief Executive Officer, Fresenius Medical Care North America	2015
Dr. Olaf Schermeier	42	Chief Officer of Global Research & Development	2017
Kent Wanzek	55	Head of Global Manufacturing Operations	2017
Dominik Wehner	46	Chief Executive Officer for Europe, Middle East and Africa	2017

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

        DOMINIK WEHNER was appointed Chief Executive Officer for Europe, Middle East and Aftica ("EMEA") on April 1, 2014. He began his career at Fresenius Medical Care in 1994 as Junior Sales Manager and served recently as Executive Vice President responsible for the regions Eastern Europe, Middle East and Africa as well as Renal Pharma EMEALA and People, Organizational Change and Implemetntation EMEALA. He also serves on the Vifor Fresenius Medical Care Renal Pharma Ltd. Board of Directors.

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

        The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom – Messrs. Krick (Chairman), Schenk (Vice-Chairman), Classon, Johnston, and Weisman – are also members of the supervisory board of our General Partner. For information regarding those members of the Supervisory Board of FMC-AG & Co. KGaA, see "The General Partner's Supervisory Board," above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

        PROF. DR. BERND FAHRHOLZ, age 67 was a member of the Supervisory Board of Management AG from April 2005 until August 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to KGaA and has been a member of the Supervisory Board of FMC-AG & Co. KGaA since the transformation. He is Vice Chairman of our Audit and Corporate Governance Committee.

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

B.    Compensation

Report of the Management Board of Management AG, our General Partner

        The compensation report of FMC-AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the general partner of FMC-AG & Co. KGaA and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the Supervisory Board are described. The compensation report is part of the management report of the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as of December 31, 2014. The compensation report is prepared on the basis of the recommendations of the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

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

        In the fiscal year, the fixed compensation paid in Germany or Hong Kong, as the case may be, was divided in twelve equal instalments and the fixed compensation paid in the U.S. was divided in twenty-four equal instalments, in each case as base salary. Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars, special payments such as rent supplements, school fees, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges and additional contributions to pension and health insurance.

        Performance-based compensation will also be awarded for the fiscal year as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (stock options and share-based compensations with cash settlement). The share-based compensations with cash settlement consist of phantom stocks and of the so-called Share Based Award.

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

        The respective minimum level of Net income growth to be achieved was at least 6% for the fiscal year, with the maximum bonus payable upon achievement of Net income growth of 15%. Furthermore, the members of the Management Board were also evaluated by reference to the development of free cash flow within the Group or, with respect to members of the Management Board with regional responsibilities, in the relevant regions, respectively, during the fiscal year, with the targets being within a range of rates between 3% and 6% of the respective free cash flow in percent of revenue. For Board members without Group functions, growth of regional operating income margins within the fiscal year was compensated within individual targets ranging between 13% and 18.5%, individually reflecting the particularities of the respective Board responsibilities.

        The targets are, as a rule, weighted differently depending on whether the Management Board member exercises Group functions – in the fiscal year, these are Mr. Rice Powell, Mr. Michael Brosnan and Dr. Rainer Runte1 – or whether the Management Board member is responsible for regional earnings – in the fiscal year, these are Mr. Roberto Fusté, Prof. Emanuele Gatti1, Mr. Ronald Kuerbitz and Mr. Dominik Wehner2 – or have taken on specific Management Board responsibilities without Group functions – such as Mr. Kent Wanzek for Global Manufacturing Operations and Dr. Olaf Schermeier for Research & Development. For members of the Management Board with Group functions, Net income growth accounts for 80% and is thus weighted higher than for the other members of the Management Board, where Net income growth accounts for 60%. For members of the Management Board without Group functions, a further 20% is based upon the evaluation of the operating income margin. Achievement of the target for free cash flow in percent of revenue is weighted for all members of the Management Board equally at 20%.

        Multiplying the level of target achievement by the respective fixed compensation and another fixed multiplier provides a total amount, of which a 75% share is paid out in cash to the Management Board members (one-year variable compensation) after approval of the annual financial statements of FMC-AG & Co. KGaA for the previous fiscal year. Since the maximum level of target achievement is set at 120%, the Management Board's maximum achievable one-year variable compensation is limited as regards specific amounts.

1
Effective March 31, 2014, Dr. Rainer Runte and Prof. Emanuele Gatti have retired from the Management Board of Fresenius Medical Care Management AG.

2
Effective April 1, 2014, Mr. Dominik Wehner has been appointed as member of the Management Board of Fresenius Medical Care Management AG (with responsibilities for Europe, Middle East and Africa (EMEA)).

        The remaining share, amounting to 25% of the total amount calculated according to the key data above, is granted to the members of the Management Board in the form of the so-called Share Based Award, which is included in components with long-term incentive effects. The Share Based Award is subject to a three-year waiting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the Company of expired service agreements). The amount of the cash payment of the Share Based Award is based on the share price of FMC-AG & Co. KGaA shares upon exercise after the three-year waiting period.

        In determining the variable compensation, it is ensured that performance-based components with long-term incentive effects (i.e. the Share Based Award as well as the stock option and phantom stock components described below) are granted in amounts which constitute at least 50% of the sum of all one- and multi-year variable components for the respective fiscal year. Should this turn out not to be the case mathematically, the Management Board members' contracts provide that the portion of variable compensation payable as one-year variable compensation shall be reduced and the portion payable as the Share Based Award correspondingly increased, in order to meet this requirement. The components with long-term incentive effects also contain a limitation possibility for cases of extraordinary developments. The Supervisory Board may also grant a discretionary bonus for extraordinary performance. For the fiscal year, the Supervisory Board has granted such discretionary bonus to Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz in the total amount of $1 million.

        For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

	Amount of Cash Payments
	Non-Performance Related Compensation					Short-term Performance Related Compensation			Cash Compensation (without long-term Incentive Components)
	Fixed Compensation		Other Benefits(1)			Bonus(2)
	2014	2013	2014		2013	2014		2013	2014	2013
	(in thousands)		(in thousands)			(in thousands)			(in thousands)
Managing board members serving as of December 31, 2014
Rice Powell	$1,250	$1,250	$201		$224	$980	(2)	$495	$2,431	$1,969
Michael Brosnan	725	725	196		193	528	(2)	287	1,449	1,205
Roberto Fusté	731	730	3,946	(3)	400	450		370	5,127	1,500
Ronald Kuerbitz	850	850	25		35	669	(2)	668	1,544	1,553
Dr. Olaf Schermeier	531	442	310		92	204		175	1,045	709
Kent Wanzek	540	521	98		70	391		403	1,029	994
Dominik Wehner	349	—	26		—	276		—	651	—
Former members of the management board who resigned March 31, 2014
Prof. Emanuele Gatti(4)	249	973	39		165	—		702	288	1,840
Dr. Rainer Runte(5)	146	584	13		58	—		231	159	873

Total	$5,371	$6,075	$4,854		$1,237	$3,498		$3,331	$13,723	$10,643

(1)
Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

(2)
Includes a discretionary bonus for fiscal year 2014 granted to Mr. Rice Powell in the amount of $500, to Mr. Michael Brosnan in the amount of $250 and to Mr. Ronald Kuerbitz in the amount of $250.

(3)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(4)
In addition to the disclosed compensation, Prof. Emanuele Gatti received in the past fiscal year a fixed compensation in the amount of $747, other benefits in the amount of $116 as well as a short-term performance related compensation in the amount of $622, which were, however, only allocated to Prof. Gatti after his retirement from the Management Board.

(5)
In addition to the disclosed compensation, Dr. Rainer Runte received in the past fiscal year a fixed compensation in the amount of $438, other benefits in the amount of $41 as well as a short-term performance related compensation in the amount of $299, which were, however, only allocated to Dr. Runte after his retirement from the Management Board.

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

        In addition to the Members of the management boards of affiliated companies, managerial staff members of the Company and of certain affiliated companies the members of the Management Board are entitled to participate in LTIP 2011. Under LTIP 2011 a combination of stock options and phantom stock awards are granted to the participants. Stock options and phantom stock awards will be granted on specified grant days, no more than twice each fiscal year during the term of the LTIP 2011. The number of stock options and phantom stock awards to be granted to the members of the Management Board is determined by the Supervisory Board in its discretion. In principle all members of the Management Board are entitled to receive the same number of stock options and phantom stock awards, whereas the Chairman of the Management Board is entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board can choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50. The exercise of stock options and phantom stock awards is subject to several conditions, including the expiration of a four year waiting period, the consideration of black-out periods, the achievement of a defined success target and, subject to agreements to the contrary in individual cases, the existence of a service or employment relationship. Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards. The success target for the members of the Management Board is achieved in each case if, during the waiting period, either the adjusted basic income per share increases by at least eight per cent per annum in comparison to the previous year in each case or – if this is not the case – the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least eight per cent per annum. If with regard to any reference year or more than one of the four reference years within the waiting period neither the adjusted basic income per share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the stock options and phantom stock awards subject to such waiting period are cancelled to such proportion to which the success target was not achieved within the waiting period, i.e. in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%.

        Additional information regarding the basic principles of the LTIP 2011 and of the other employee participation programs in place at the beginning of the fiscal year and secured by conditional capital, which entitled their participants to convertible bonds or stock options (from which, however, in the past fiscal year no further options could be issued), are described in more detail in Note 17, "Stock Options," in the Notes to the Consolidated Financial Statements included in this report, in Item 6.E below, "Directors, Senior Management and Employees – Share Ownership – Options to Purchase Our Securities" and in Item 10.B below, "Additional Information – Articles of Association – General Information Regarding Our Share Capital – Conditional Capital."

        Under Stock Option Plan 2011 in the fiscal year 1,677,360 stock options were granted in total (2013: 2,141,076), with 273,900 stock options (2013: 328,680) granted to the Management Board members. Moreover, in the fiscal year 299,547 (2013: 186,392) phantom stock awards were granted under the Phantom Stock Plan 2011, of which 24,950 awards (2013: 25,006) were granted to Management Board members.

        For the fiscal year, the number and value of stock options issued to members of the Management Board and the value of the share-based compensations with cash settlement paid to them, each as compared to the previous year, are shown individually in the following table:

	Components with Long-term Incentive Effect
	Stock Options				Share-based Compensation with Cash Settlement(1)		Total
	2014	2013	2014	2013	2014	2013	2014	2013
	Number		(in thousands)		(in thousands)		(in thousands)
Managing board members serving as of December 31, 2014
Rice Powell	74,700	74,700	$904	$884	$470	$476	$1,374	$1,360
Michael Brosnan	37,350	37,350	452	442	248	251	700	693
Roberto Fusté	24,900	37,350	301	442	460	278	761	720
Ronald Kuerbitz	37,350	37,350	452	442	295	378	747	820
Dr. Olaf Schermeier	37,350	37,350	452	442	223	214	675	656
Kent Wanzek	24,900	37,350	301	442	440	290	741	732
Dominik Wehner	37,350	—	452	—	247	—	699	—
Former members of the management board who resigned March 31, 2014
Prof. Emanuele Gatti(2)	—	29,880	—	354	—	482	—	836
Dr. Rainer Runte(3)	—	37,350	—	442	—	232	—	674

Total	273,900	328,680	$3,314	$3,890	$2,383	$2,601	$5,697	$6,491

(1)
This includes Phantom Stocks granted to Board Members during the fiscal year. The share-based compensation amounts are based on the grant date fair value.

(2)
In addition to the disclosed compensation, Prof. Emanuele Gatti received the following components with long-term incentive effects in the past fiscal year: 27,390 stock options with a value of $331 and share-based compensation with cash settlement with a value of $486, which were, however, only granted to Prof. Gatti after his retirement from the Management Board.

(3)
In addition to the disclosed compensation, Dr. Rainer Runte received the following components with long-term incentive effects in the past fiscal year: 37,350 stock options with a value of $452 and share-based compensation with cash settlement with a value of $155, which were, however, only granted to Dr. Runte after his retirement.

        The stated values of the stock options granted to the members of the Management Board in the fiscal year correspond to their fair value at the time of grant, namely a value of $12.10 (€9.01) (2013: $11.84/€8.92) per stock option. The exercise price for the stock options granted is $67.07 (€49.93) (2013: $66.03/€49.76). At the day of the grant, the relevant fair value of the phantom stocks issued in July of the fiscal year amounted to $62.14 (€46.26) (in July 2013: $59.62/€44.93).

        At the end of the fiscal year, the members of the Management Board held a total of 1,485,076 stock options and convertible bonds (collectively referred to as "stock options"; 2013: 1,993,305 stock options). Also, they held a total of 66,960 phantom stocks (2013: 77,886).

        The development and status of stock options of the members of the Management Board serving as per December 31 of the fiscal year are shown in more detail in the following table:

	Development and status of the stock options
	Rice Powell	Michael Brosnan	Roberto Fusté	Ronald Kuerbitz	Dr. Olaf Schermeier	Kent Wanzek	Dominik Wehner	Total
Options outstanding at January 1, 2014
Number	361,050	330,984	346,719	221,352	37,350	197,850	65,529	1,560,834
Weighted average exercise price in $	55.20	47.85	48.50	53.34	60.41	57.06	52.26	52.13
Options granted during the fiscal year
Number	74,700	37,350	24,900	37,350	37,350	24,900	37,350	273,900
Weighted average exercise price in $	60.62	60.62	60.62	60.62	60.62	60.62	60.62	60.62
Options exercised during the fiscal year
Number	—	58,641	85,269	66,000	—	36,000	—	245,910
Weighted average exercise price in $	—	33.92	34.28	42.13	—	40.95	—	37.28
Weighted average share price in $	—	57.29	60.85	62.52	—	66.52	—	61.28
Options forfeited during the fiscal year
Number	28,013	18,675	18,675	15,000	—	18,675	4,710	103,748
Weighted average exercise price in $	63.72	63.72	63.72	63.72	—	63.72	63.72	63.72
Options outstanding at December 31, 2014
Number	407,737	291,018	267,675	177,702	74,700	168,075	98,169	1,485,076
Weighted average exercise price in $	55.61	51.28	53.10	58.16	60.52	60.30	54.89	55.34
Weighted average remaining contractual life in years	4.41	3.61	3.60	5.04	7.08	5.09	4.89	4.43
Range of exercise price in $	38.81 - 69.57	29.02 - 69.57	38.81 - 69.57	38.81 - 69.57	60.41 - 60.62	51.82 - 69.57	29.02 - 69.57	29.02 - 69.57
Options exercisable at December 31, 2014
Number	174,300	160,293	149,400	58,002	—	49,800	36,189	627,984
Weighted average exercise price in $	45.61	41.26	44.57	47.78	—	51.82	42.13	44.74

        Based on the targets achieved in the fiscal year, members of the Management Board serving as per December 31 of the fiscal year also earned entitlements to Share Based Awards totalling $833,000 (2013: $1.110 million). On the basis of that value, determination of the specific number of virtual shares will not be made by the Supervisory Board until March of the following year, based on the then current price of the shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price on the relevant exercise day and as a base for calculation of the payment of this respective share-based compensation after expiry of the three-year waiting period.

        Phantom stocks with a total value of $1.550 million (2013: $1.491 million) were granted to the Management Board members under the Company's Phantom Stock Plan 2011 in July of the fiscal year as further share-based compensation components with cash settlement.

        Therefore, the amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

	Total Compensation
	Cash Compensation (without long-term Incentive components)		Components with long-term Incentive Effect		Total Compensation (including long-term Incentive Components)
	2014	2013	2014	2013	2014	2013
	(in thousands)		(in thousands)		(in thousands)
Managing board members serving as of December 31, 2014
Rice Powell	$2,431	$1,969	$1,374	$1,360	$3,805	$3,329
Michael Brosnan	1,449	1,205	700	693	2,149	1,898
Roberto Fusté	5,127	1,500	761	720	5,888	2,220
Ronald Kuerbitz	1,544	1,553	747	820	2,291	2,373
Dr. Olaf Schermeier	1,045	709	675	656	1,720	1,365
Kent Wanzek	1,029	994	741	732	1,770	1,726
Dominik Wehner	651	—	699	—	1,350	—
Former members of the management board who resigned March 31, 2014
Prof. Emanuele Gatti(1)	288	1,840	—	836	288	2,676
Dr. Rainer Runte(2)	159	873	—	674	159	1,547

Total	$13,723	$10,643	$5,697	$6,491	$19,420	$17,134

(1)
For the entire fiscal year, Prof. Emanuele Gatti's cash compensation (excluding components with long-term incentive effects) amounts to $1,773, the components with long-term incentive effect amount to $817 and total compensation (including components with long-term incentive effects) amounts to $2,590.

(2)
For the entire fiscal year, Dr. Rainer Runte's cash compensation (excluding components with long-term incentive effects) amounts to $937, the components with long-term incentive effects amount to $607 and total compensation (including components with long-term incentive effects) amounts to $1.544.

        Components with long-term incentive effects, i.e. stock options and share-based compensation components with cash settlement, can be exercised only after the expiration of the specified vesting period. Their value is allocated over the vesting period and proportionately recognized as an expense in the respective fiscal year of the vesting period. Compensation expenses attributable to the fiscal year and for the previous year are shown in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based Compensation with Cash Settlement		Share-based Compensation
	2014	2013	2014	2013	2014	2013
	(in thousands)		(in thousands)		(in thousands)
Managing board members serving as of December 31, 2014
Rice Powell	$234	$432	$579	$586	$813	$1,018
Michael Brosnan	129	272	393	333	522	605
Roberto Fusté	114	272	343	308	457	580
Ronald Kuerbitz	79	46	110	17	189	63
Dr. Olaf Schermeier	79	46	59	17	138	63
Kent Wanzek	114	272	385	287	499	559
Dominik Wehner	47	—	20	—	67	—
Former members of the management board who resigned March 31, 2014
Prof. Emanuele Gatti(1)	367	239	1,001	495	1,368	734
Dr. Rainer Runte(2)	450	275	543	353	993	628

Total	$1,613	$1,854	$3,433	$2,396	$5,046	$4,250

(1)
In addition to the disclosed compensation, the following expenses were incurred for Prof. Emanuele Gatti after his retirement from the Management Board during the past fiscal year: $328 for stock options and $543 for share-based compensations with cash settlement.

(2)
In addition to the disclosed compensation, the following expenses were incurred for Dr. Rainer Runte after his retirement from the Management Board during the past fiscal year: $447 for stock options and $316 for share-based compensations with cash settlement.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

        The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: individual contractual pension commitments for the Management Board members Mr. Rice Powell, Mr. Roberto Fusté, Prof. Emanuele Gatti3, Dr. Rainer Runte3, Mr. Michael Brosnan and Mr. Kent Wanzek have been entered into by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board. Under all of these commitments, aggregate pension obligations for managing board members serving as of December 31 of the fiscal year of $21.614 million (2013: $25.687 million) exist as of the end of the fiscal year.

        Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest (at age 60 at the earliest with respect to Prof. Emanuele Gatti and at age 63 at the earliest with respect to Dr. Rainer Runte) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), however, calculated by reference to the amount of the recipient's most recent base salary.

        The retirement pension will be based on 30% of the last fixed compensation and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, "BetrAVG"). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled from other company pension rights of the

3
Effective March 31, 2014, Dr. Rainer Runte and Prof. Emanuele Gatti have retired from the Management Board of Fresenius Medical Care Management AG.

Management Board member, even from service agreements with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member's own legitimate children (leibliche eheliche Kinder) receive an orphan's pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans' pensions and the spousal pension together reach a maximum of 90% of the Management Board member's pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65 (or, in the case of Prof. Gatti, the age of 60 and, in the case of Dr. Runte, the age of 63), except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65 (or, in the case of Prof. Gatti, the age of 60 and, in the case of Dr. Runte, the age of 63).

        Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz and Mr. Kent Wanzek participated in the U.S.-based 401(k) savings plan in the fiscal year. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The Company supports this investment, for full-time employees with at least one year of service, with a contribution of 50% of the investment made, up to a limit of 6% of income – whereupon the allowance paid by the Company is limited to 3% of the income – or a maximum of $17,500 ($23,500 for employees 50 years of age or older). The aforementioned Management Board members were each contractually enabled to participate in this plan; in the past fiscal year the Company paid out $7,800 (2013: $7,650) respectively in this regard.

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

        From the time of his previous employment activities, Management Board member Mr. Dominik Wehner exclusively has a pension commitment from Fresenius Medical Care Deutschland GmbH. This pension commitment was not affected by the service agreement for the Management Board position with Fresenius Medical Care Management AG beginning on April 1, 2014. It is based on the Fresenius companies' pension scheme of January 1, 1988 and provides old-age pensions, disability pensions and surviving dependents' pensions. It does not provide for any offsetting mechanisms against other income or pension payments. The spousal pension amounts to 60% of the disability pension or old-age pension to be granted at the time of death; the orphan's pension amounts to 10% (semi-orphans) or 20% (orphans) of the disability pension or old-age pension to be granted at the time of death. The claims of all surviving dependents are limited to a total of 100% of Mr. Dominik Wehner's pension entitlements.

        Additions to pension provisions in the fiscal year for managing board members serving as of December 31 amounted to $6.000 million (2013: $5.678 million). The pension commitments are shown in the following table:

	Development and status of pension commitments
	As of January 1, 2014	increase	As of December 31, 2014
	(in thousands)
Managing board members serving as of December 31,2014
Rice Powell	$6,196	$1,883	$8,079
Michael Brosnan	2,396	1,088	3,484
Roberto Fusté	4,912	709	5,621
Ronald Kuerbitz	189	65	254
Dr. Olaf Schermeier	—	—	—
Kent Wanzek	1,176	638	1,814
Dominik Wehner	745	1,616	2,361
Former members of the Management Board who resigned March 31, 2014
Prof. Emanuele Gatti	8,652	1,617	10,269
Dr. Rainer Runte	2,166	1,320	3,486

Total	$26,432	$8,936	$35,368

        A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half of their respective annual fixed compensation for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of control of the Company.

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

        In the context of Prof. Emanuele Gatti's retirement from his position as member of the Management Board as of March 31, 2014, Prof. Gatti and Fresenius Medical Care Management AG have agreed that Prof. Gatti's service agreement will continue to be effective until the end of the agreed term on April 30, 2015. Until this point in time, Prof. Gatti will continue to receive the compensation he is entitled to under his service agreement, i.e. a fixed compensation and fringe benefits as well as one-year and multi-year variable compensation components. With regard to the end of the term of the service agreement on April 30, 2015, such compensation will only be granted proportionately for fiscal year 2015. The long-term incentive components granted to Prof. Gatti on the basis of the LTIP 2011 are not affected by his retirement from the Management Board. The payment of the Share Based Awards earned by Prof. Gatti for the reference years 2009 and 2010 was already made in the fiscal year, whereas the entitlements for fiscal years 2011 to 2014 will be paid to Prof. Gatti within 60 days following the end of the term of his service agreement. Upon reaching the age of 60, Prof. Gatti is entitled to receive an occupational old-age pension in the amount of approximately $409,000 per annum. On occasion of his retirement from the Management Board, Prof. Gatti further agreed to serve as an advisor to the Chairman of the Management Board and to be subject to a post-employment non-competition obligation for the duration of two years following the end of the term of his service agreement, i.e. until April 30, 2017, for which he will receive an annual non-compete compensation of approximately $591,000. The type and amounts of the individual benefits granted and allocations made to Prof. Gatti within the fiscal year are presented in the tables below.

        In the context of Dr. Rainer Runte's retirement from his position as member of the Management Board, also as of March 31, 2014, Dr. Runte and Fresenius Medical Care Management AG have agreed that Dr. Runte's service agreement will continue to be effective until the end of the agreed term December 31, 2014. Dr. Runte will continue to receive the compensation he is entitled to under his service agreement, i.e. a fixed compensation and fringe benefits as well as the one-year variable compensation component for the fiscal year. The long-term variable compensation components granted to Dr. Runte on the basis of the LTIP 2011 are not affected by his retirement from the Management Board. The payment of the Share Based Awards earned by Dr. Runte for the reference years 2009 and 2010 was already made in the fiscal year, whereas the entitlements for fiscal years 2011 to 2014 have been paid to Dr. Runte within 60 days following the end of the term of his service agreement. The pension benefits agreed upon in the service agreement were adjusted to the effect that they will be paid upon reaching the age of 63 whereas the amount payable is limited to approximately 75% of the benefits originally agreed upon (this amounts to approximately $181,000 per annum). On occasion of his retirement from the Management Board, Dr. Runte further agreed to be subject to a post-employment non-competition obligation for the duration of two years following the end of the term of his service agreement, i.e. until December 31, 2016, for which he will receive an annual non-compete compensation of approximately $590,000. The type and amounts of the individual benefits granted and allocations made to Dr. Runte within the fiscal year are presented in the tables below.

        With Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, there is an individual agreement instead of a pension provision, to the effect that, upon termination of his employment contract/service agreement with Fresenius Medical Care Management AG, he will be retained to render consulting services to the Company for a period of ten years. Accordingly, Fresenius Medical Care Management AG and Dr. Ben Lipps entered into a consulting agreement for the period January 1, 2013 to December 31, 2022. By this consulting agreement Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as complying with a non-compete covenant. The annual consideration to be granted by Fresenius Medical Care Management AG for such services amounts for the fiscal year $656,000 (including reimbursement of expenses). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounted to $4.537 million as at December 31 of the fiscal year.

        In the fiscal year, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

        The payments to U.S. Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Kent Wanzek were paid in part in the U.S. (in USD) and in part in Germany (in EUR). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, the increased tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in their home country, the United States, only. Therefore the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Board members' tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports. Furthermore, a compensation agreement has been entered into between FMC-AG & Co KGaA, Fresenius Medical Care Management AG and Roberto Fusté, pursuant to which Mr. Fusté is held harmless from certain adverse tax effects which result from an external wage tax audit for the assessment period 2005 to 2007. The payments made in the fiscal year by the Company in this context amounted to $1.456 million; in the fiscal year, the Company has furthermore made payments to compensate Mr. Fusté for adverse tax effects for the assessment periods 2008 to 2010 as well as 2014 in the amount of $1.134 million and has also made provisions in the total amount of $937,000 with a view to potential additional compensation payments.

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

        Former members of the Management Board did not receive any compensation in the fiscal year other than that mentioned above. As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of $16.383 million (2013: $2 million).

Tables according to the standards of the German Corporate Governance Code

        The German Corporate Governance Code provides that compensation reports for fiscal years beginning after December 31, 2013 shall include information for each member of the Management Board on the benefits granted and allocations made as well as on the pension expenses for year under report. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted as well as on the allocations made. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

	Serving members of the Management Board as of December 31, 2014
	Rice Powell						Michael Brosnan
	Chairman of the Management Board Member of the Management Board since December 21, 2005(3)						Chief Financial Officer Member of the Management Board since January 1, 2010
	2014		2014	2014		2013	2014		2014	2014		2013
Benefits granted			Minimum	Maximum					Minimum	Maximum
	(in thousands)						(in thousands)
Non-performance-based compensation
Fixed compensation	$1,250		$1,250	$1,250		$1,250	$725		$725	$725		$725
Fringe benefits(1)	201		201	201		224	196		196	196		193

Total non-performance-based compensation	1,451		1,451	1,451		1,474	921		921	921		918

Performance-based compensation
One-year variable compensation	2,563	(6)	281	2,975	(6)	2,063	1,446	(6)	163	1,686	(6)	1,196

Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	160		94	n.a.		165	93		54	n.a.		96
Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	904		—	n.a.		884	452		—	n.a.		442
Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	310		—	n.a.		311	155		—	n.a.		155

Multi-year variable compensation / components with long-term incentive effects	1,374		94	n.a.		1,360	700		54	n.a.		693

Total non-performance-based and performance-based compensation	5,388		1,826	n.a.		4,897	3,067		1,138	n.a.		2,807

Pension expense	570		570	570		538	537		537	537		532

Value of benefits granted	$5,958		$2,396	$ n.a.		$5,435	$3,604		$1,675	$ n.a.		$3,339

(1)
Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

(2)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(3)
The date indicated refers to the appointment to the Management Board of the General Partner.

(6)
Includes a discretionary bonus for fiscal year 2014 granted to Mr. Rice Powell in the amount of $500, to Mr. Michael Brosnan in the amount of $250 and to Mr. Ronald Kuerbitz in the amount of $250.

	Roberto Fusté					Ronald Kuerbitz
	Member of the Management Board for Asia-Pacific Member of the Management Board since December 21, 2005(3)					Member of the Management Board for North America Member of the Management Board since January 1, 2013
	2014		2014	2014	2013	2014		2014	2014		2013
Benefits granted			Minimum	Maximum				Minimum	Maximum
	(in thousands)					(in thousands)
Non-performance-based compensation
Fixed compensation	$731		$731	$731	$730	$850		$850	$850		$850
Fringe benefits(1)	3,946	(2)	3,946	3,946	400	25		25	25		35

Total non-performance-based compensation	$4,677		$4,677	$4,677	$1,130	$875		$875	$875		$885

Performance-based compensation
One-year variable compensation	1,206		164	1,447	1,205	1,653	(6)	191	1,933	(6)	1,403

Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	150		55	n.a.	123	140		64	n.a.		223
Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	301		—	n.a.	442	452		—	n.a.		442
Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	310		—	n.a.	155	155		—	n.a.		155

Multi-year variable compensation / components with long-term incentive effects	761		55	n.a.	720	747		64	n.a.		820

Total non-performance-based and performance-based compensation	6,644		4,896	n.a.	3,055	3,275		1,130	n.a.		3,108

Pension expense	309		309	309	282	—		—	—		—

Value of benefits granted	$6,953		$5,205	$ n.a.	$3,337	$3,275		$1,130	$ n.a.		$3,108

	Kent Wanzek				Dr. Olaf Schermeier
	Member of the Management Board of Global Manufacturing Operations Member of the Management Board since January 1, 2010				Member of the Management Board of Global Research and Development Member of the Management Board since March 1, 2013
	2014	2014	2014	2013	2014	2014	2014	2013
Benefits granted		Minimum	Maximum			Minimum	Maximum
	(in thousands)				(in thousands)
Non-performance-based compensation
Fixed compensation	$540	$540	$540	$521	$531	$531	$531	$442
Fringe benefits(1)	98	98	98	70	310	310	310	92

Total non-performance-based compensation	$638	$638	$638	$591	$841	$841	$841	$534

Performance-based compensation
One-year variable compensation	891	113	1,069	858	877	112	1,052	730

Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	130	37	n.a.	134	68	37	n.a.	58
Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	301	—	n.a.	442	452	—	n.a.	442
Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	310	—	n.a.	155	155	—	n.a.	155

Multi-year variable compensation / components with long-term incentive effects	741	37	n.a.	731	675	37	n.a.	655

Total non-performance-based and performance-based compensation	2,270	788	n.a.	2,180	2,393	990	n.a.	1,919

Pension expense	280	280	280	252	—	—	—	—

Value of benefits granted	$2,550	$1,068	$ n.a.	$2,432	$2,393	$990	$ n.a.	$1,919

(1)
Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

(2)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(3)
The date indicated refers to the appointment to the Management Board of the General Partner.

(6)
Includes a discretionary bonus for fiscal year 2014 granted to Mr. Rice Powell in the amount of $500, to Mr. Michael Brosnan in the amount of $250 and to Mr. Ronald Kuerbitz in the amount of $250.

	Serving members of the Management Board as of December 31, 2014
	Dominik Wehner
	Member of the Management Board for EMEA Member of the Management Board since April 1, 2014
	2014	2014	2014	2013
		Minimum	Maximum
	(in thousands)
Non-performance-based compensation
Fixed compensation	$349	$349	$349	$—
Fringe benefits(1)	26	26	26	—

Total non-performance-based compensation	$375	$375	$375	$—

Performance-based compensation
One-year variable compensation	575	79	691	—

Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	92	26	n.a.	—
Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	452	—	n.a.	—
Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	155	—	n.a.	—

Multi-year variable compensation / components with long-term incentive effects	699	26	n.a.	—

Total non-performance-based and performance-based compensation	1,649	480	n.a.	—

Pension expense	39	39	39	—

Value of benefits granted	$1,688	$519	$ n.a.	$—

(1)
Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

	Former members of the Management Board who retired in fiscal year 2014
	Prof. Emanuele Gatti(4)				Dr. Rainer Runte(5)
	Member of the Management Board for EMEA and Latin America Member of the Management Board until March 31, 2014				Member of the Management Board for Legal, Compliance and Intellectual Property Member of the Management Board until March 31, 2014
	2014	2014	2014	2013	2014	2014	2014	2013
		Minimum	Maximum			Minimum	Maximum
	(in thousands)				(in thousands)
Non-performance-based compensation
Fixed compensation	$249	$249	$249	$973	$146	$146	$146	$584
Fringe benefits(1)	39	39	39	165	13	13	13	58

Total non-performance-based compensation	$288	$288	$288	$1,138	$159	$159	$159	$642

Performance-based compensation
One-year variable compensation	1,644	224	1,973	1,607	964	132	1,157	964

Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	—	75	n.a.	234	—	44	n.a.	77
Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	n.a.	354	—	—	n.a.	442
Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	n.a.	248	—	—	n.a.	155

Multi-year variable compensation / components with long-term incentive effects	—	75	n.a.	836	—	44	n.a.	674

Total non-performance-based and performance-based compensation	1,932	587	n.a.	3,581	1,123	335	n.a.	2,280

Pension expense	351	351	351	294	174	174	174	154

Value of benefits granted	$2,283	$938	$ n.a.	$3,875	$1,297	$509	$ n.a.	$2,434

(1)
Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

(4)
Effective March 31, 2014, Prof. Emanuele Gatti has retired from the Management Board of the General Partner. In addition to the disclosed compensation, Prof. Emanuele Gatti received in the past fiscal year the following compensation: Fixed compensation ($747), fringe benefits ($116) as well as multi-year variable compensation (Long Term Incentive Program 2011 – Stock Option Plan 2011 ($332) and Long Term Incentive Program 2011 – Phantom Stock Plan 2011 ($279)), which were, however, only granted to Prof. Gatti after his retirement from Management Board. Additionally, Prof. Gatti receives for fiscal year 2014 the pro rata amount of his entitlement to Share Based Awards ($207) that will, together with his Share Based Award entitlements for fiscal years 2011 to 2013, be paid to him within sixty days following the end of term of his service agreement.

(5)
Effective March 31, 2014, Dr. Rainer Runte has retired from the Management Board of the General Partner. In addition to the disclosed compensation, Dr. Rainer Runte received in the past fiscal year the following compensation: Fixed compensation ($438), Fringe benefits ($41) as well as multi-year variable compensation (Long Term Incentive Program 2011 – Stock Option Plan 2011 ($452) and Long Term Incentive Program 2011 – Phantom Stock Plan 2011 ($155)), which were, however, only grated to Dr. Runte after his retirement from Management Board.

	Serving members of the Management Board as of December 31, 2014																		Former members of the Management Board who retired in fiscal year 2014
	Rice Powell			Michael Brosnan			Roberto Fusté			Ronald Kuerbitz			Kent Wanzek		Dr. Olaf Schermeier		Dominik Wehner		Prof. Gatti(4)		Dr. Rainer Runte(5)
	Chairman of the Management Board Member of the Management Board since December 21, 2005(3)			Chief Financial Officer Member of the Management Board since January 1, 2010			Member of the Management Board for Asia-Pacific Member of the Management Board since December 21, 2005(3)			Member of the Management Board for North America Member of the Management Board since January 1, 2013			Member of the Management Board for Global Manufacturing Operations Member of the Management Board since January 1, 2010		Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013		Member of the Management Board for EMEA Member of the Management Board since April 1, 2014		Member of the Management Board for EMEA and Latin America Member of the Management Board until March 31, 2014		Member of the Management Board for Legal, Compliance and Intellectual Property Member of the Management Board until March 31, 2014
Allocations	2014		2013	2014		2013	2014		2013	2014		2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in thousands)		(in thousands)		(in thousands)		(in thousands)		(in thousands)
Non-performance-based compensation
Fixed compensation	$1,250		$1,250	$725		$725	$731		$730	$850		$850	$540	$521	$531	$442	$349	$—	$249	$973	$146	$584
Fringe benfits(1)	201		224	196		193	3,946	(2)	400	25		35	98	70	310	92	26	—	39	165	13	58

Total non-performance based compensation	1,451		1,474	921		918	4,677		1,130	875		885	638	591	841	534	375	—	288	1,138	159	642

Performance-based compensation
One-year variable compensation	980	(6)	495	528	(6)	287	450		370	669	(6)	668	391	403	204	175	276	—	—	702	—	231

Share Based Award – New Incentive Bonus Plan 2009
3-year term / 3-year vesting period
Grant 2009	—		410	—		—	202		—	—		—	—	—	—	—	—	—	—	418	252	—
Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2010	554		—	311		—	216		—	—		—	249	—	—	—	—	—	—	—	249	—
Internation Stock Option Plan 2001
10-year term / one third 2-, 3- and 4-year vesting period
Grant 2003	—		—	—		704	—		—	—		—	—	—	—	—	—	—	—	592	—	—
Grant 2004	—		—	918		—	1,427		—	—		—	—	—	—	—	—	—	—	1,338	—	—
Stock Option Plan 2006
7-year term / 3-year vesting period
Grant 2006	—		—	—		938	—		1,417	—		—	—	—	—	—	—	—	—	975	—	1,467
Grant 2007	—		1,176	574		—	1,080		—	595		—	—	—	—	—	—	—	—	952	—	1,247
Grant 2008	—		—	—		—	—		—	818		—	443	—	—	—	—	—	—	—	—	—
Grant 2009	—		—	—		—	—		—	—		—	525	—	—	—	—	—	—	—	—	—

Multi-year variable compensation / components with long-term incentive effects	554		1,586	1,803		1,642	2,925		1,417	1,413		—	1,217	—	—	—	—	—	—	4,275	501	2,714

Other	—		—	—		—	—		—	—		—	—	—	—	—	—	—	—	—	—	—

Total non-performance-based and performance-based compensation	2,985		3,555	3,252		2,847	8,052		2,917	2,957		1,553	2,246	994	1,045	709	651	—	288	6,115	660	3,587
Pension expense	570		538	537		532	309		282	—		—	280	252	—	—	39	—	351	294	174	154

Allocation	$3,555		$4,093	$3,789		$3,379	$8,361		$3,199	$2,957		$1,553	$2,526	$1,246	$1,045	$709	$690	$—	$639	$6,409	$834	$3,741

(1)
Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

(2)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(3)
The date indicated refers to the appointment to the Management Board of the General Partner.

(4)
Effective March 31, 2014, Prof. Emanuele Gatti has retired from the Management Board of the General Partner. In addition to the disclosed compensation, Prof. Emanuele Gatti received in fiscal year 2014 the following compensation: Fixed compensation ($747), Fringe Benefits ($116), one-year variable compensation ($622) as well as multi-year variable compensation (Share Based Award – New Incentive Bonus Plan 2010 Grant 2010 ($614), and Stock Option Plan 2006 – Grant 2008 ($1,193)), which were, however, only allocated to Prof. Gatti after his retirement from the Management Board.

(5)
Effective March 31, 2014, Dr. Rainer Runte has retired from the Management Board of the General Partner. In addition to the disclosed compensation, Dr. Rainer Runte received in fiscal year 2014 the following compensation: Fixed compensation ($438), Fringe benefits ($41), one-year variable compensation ($299) as well as multi-year variable compensation (Stock Option Plan 2006 – Grant 2008 ($875), Stock Option Plan 2006 – Grant 2009 ($1,113) and Stock Option Plan 2006 – Grant 2010 ($388)), which were, however, only allocated to Dr. Runte after his retirement from the Management Board.

(6)
Includes a discretionary bonus for fiscal year 2014 granted to Mr. Rice Powell in the amount of $500, to Mr. Michael Brosnan in the amount of $250 and to Mr. Ronald Kuerbitz in the amount of $250.

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

        The chairman of the Supervisory Board receives additional compensation of $80,000 and his deputy additional compensation of $40,000 per respective complete fiscal year. In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth in basic earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this variable component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the supervisory board are only entitled to the variable remuneration component if the 3 year average EPS growth of at least 8.00% is reached. The variable remuneration component, based on the target achievement, is in principle disbursed on a yearly basis, namely following approval of the Company's annual financial statements, this for the fiscal year 2014 based on the 3-year average EPS growth for the fiscal years 2012, 2013 and 2014.

        In application of the principles above, neither for the year 2013 nor for the year 2014 a variable performance-related compensation component was generated.

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

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-Performance Related Compensation
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
	(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$40	$47	$260	$267
Dr. Dieter Schenk	60	60	60	60	50	50	—	—	170	170
Dr. Ulf M. Schneider(2)	160	160	—	—	70	70	—	7	230	237
Dr. Walter L. Weisman	40	40	40	40	50	50	60	67	190	197
William P. Johnston	40	40	40	40	120	120	40	47	240	247
Prof. Dr. Bernd Fahrholz(3)	—	—	80	80	—	—	50	50	130	130
Rolf A. Classon	40	40	40	40	60	60	—	—	140	140

Total	$380	$380	$380	$380	$410	$410	$190	$218	$1,360	$1,388

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

        In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting ("EGM") held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we established a joint committee (the "Joint Committee") (gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including:

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

D.    Employees

        At December 31, 2014, we had 99,895 employees (full-time equivalents) as compared to 90,690 at December 31, 2013, and 86,153 at December 31, 2012. The 10% increase in 2014 was mainly due to the overall growth in our business and acquisitions. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2014	2013	2012
North America
Health Care	50,085	45,651	42,695
Dialysis Products	1,244	1,150	1,245

	51,329	46,801	43,940

International
Health Care	27,677	24,355	23,529
Dialysis Products	5,409	5,247	4,881

	33,086	29,602	28,410

Corporate	15,480	14,287	13,803
Total Company	99,895	90,690	86,153

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

E.    Share ownership

        As of December 31, 2014, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding shares. At December 31, 2014, Management Board members of the General Partner held options to acquire 1,485,076 ordinary shares of which options to purchase 627,984 ordinary shares were exercisable at a weighted average exercise price of €36.85 ($44.74). See Item 6.B, "Directors, Senior Management and Employees – Compensation". Those options expire at various dates between 2014 and 2021.

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

Incentive plan

        In 2014, the Management Board was eligible for performance – related compensation that depended upon achievement of targets. The targets are measured by reference to operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

        Those performance-related bonuses for fiscal year 2014 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2014. The share-based component is subject to a three- or four-year vesting period, although a shorter period may apply in special cases. The amount of cash for the payment relating to the share-based component shall be based on the closing share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. The amount of the achievable bonus for each of the members of the Management Board is capped.

        The share-based compensation incurred under these plans for years 2014, 2013 and 2012 was $ 1.0 million, $ 1.1 million and $ 2.8 million, respectively.

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

        Options under the Amended 2006 Plan were granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share ("EPS"), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form to a KGaA and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2013, 2012, and 2011 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year's grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. The last grant under the Amended 2006 Plan took place on December 6, 2010. No further grants are possible under the Amended 2006 Plan. For information regarding options granted to each member of the Management Board, see Item 6.B, "– Compensation of the Management Board" above.

        Options granted under the Amended 2006 Plan to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or otherwise disposed of.

        At December 31, 2014, we had awards outstanding under the terms of various prior stock-based compensation plans, including the 2001 plan. Under the 2001 plan as amended on May 16, 2013 for a conversion of preference shares to ordinary shares, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company initially representing grants for up to 4 million non-voting Preference shares. Following the Share Split in 2007 and the conversion of preference shares into ordinary shares in 2013, the convertible bonds have a par value of €0.85, bear interest at a rate of 5.5% and are entitled to convert into ordinary shares instead of non-voting preference shares. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee's obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

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

        At December 31, 2014, the Management Board members held 1,485,076 stock options for Ordinary shares and employees of the Company held 7,704,555 stock options for ordinary shares with an average remaining contractual life of 4.59 years and 2,539,493 exercisable ordinary options at a weighted average exercise price of $45.38.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

        Our outstanding share capital consists of ordinary shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt ("ADR") form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become "beneficial owners" of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz or "WpHG"), persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin") of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company's outstanding voting rights. Such notification obligations will also apply to other financial instruments that result in an entitlement to acquire shares or that cause the hedging of shares (excluding the 3% threshold).

        We have been informed that as of February 18, 2015, Fresenius SE owned 94,380,382, approximately 31.1%, of our ordinary shares. The following schedule illustrates the latest threshold notifications furnished to us by third parties pursuant to the German Securities Trading Act:

Voting Rights Notifications (Last Reported Status)

Notifying party	Date of reaching, exceeding or falling bellow	Reporting threshold	Reporting criteria	Percentage of voting rights	Number of voting rights at notification date
BlackRock Financial Management, Inc., New York, USA	September 25, 2014	5% falling below, 3% exceeding	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2 WpHG	4.04	12,537,228
BlackRock Holdco 2, Inc., Wilmington, USA	September 25, 2014	5% falling below, 3% exceeding	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2 WpHG	4.05	12,554,058
BlackRock, Inc., New York, USA	September 25, 2014	5% falling below, 3% exceeding	Attribution pursuant to Section 22 (1) sentence 1 No. 6 as well as (1) sentence 2 WpHG	4.11	12,750,189

        Except for certain limitations on Fresenius SE's right to vote its shares as described below, all of our ordinary shares have the same voting rights. However, as the sole shareholder of our General Partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16.G, "Corporate Governance – Supervisory Board."

        Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2014, 20,502,564 ordinary ADSs, each representing one half of an ordinary share, were held of record by 3,503 U.S. holders. For more information regarding ADRs and ADSs see Item 10.B, "Memorandum and Articles of Association – Description of American Depositary Receipts."

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

        The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.7% of the Fresenius SE ordinary shares. See Item 7.B, "Related party transactions – Other interests," below.

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

Real Property Lease

        We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €21.0 million, which was approximately $27.9 million for the period ended December 31, 2014, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office (Statistisches Bundesamt). The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. The current option period for the lease agreements is set to expire in 2016. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see "Item 4.D. Property, plants and equipment."

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

        Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2014, we sold products to Fresenius SE in the amount of $63.9 million. In 2014, we made purchases from Fresenius SE in the amount of $25.2 million.

        The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

        On September 10, 2008, Fresenius Kabi AG acquired Fresenius Kabi USA, Inc. (formerly APP Pharmaceuticals Inc.) ("Kabi USA"), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by Kabi USA through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization ("GPO") structure. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors' sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2014, we acquired $19.5 million of heparin from Kabi USA through the GPO.

        On July 3, 2013, we entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. We agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units over the length of the five year contract. A fairness opinion was also obtained from a reputable global accounting firm. Production of these units commenced in March of 2014 with an estimated contract value of approximately $55 million. A contract has been signed on January 1, 2015 to sell certain assets and liabilities related to the manufacturing facility to Kabi USA in the amount of $9.3 million. The disposal will be accounted for as a transaction between parties under common control.

Services Agreement

        We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2014, Fresenius SE and its affiliates charged us approximately $90.0 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing and warehousing. For 2014 we charged approximately $8.3 million to Fresenius SE and its subsidiaries for services we rendered to them.

        We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

        During 2014, we received advances between €1.4 million and €298.5 million which carried interest rates between 1.188% and 1.644%. See Note 10 of the Notes to Consolidated Financial Statements, "Short-Term Borrowings and Short-Term Borrowings from Related Parties – Short-Term Borrowings from Related Parties." On May 23, 2014, the maturity date, the Company repaid a Chinese Yuan Renminbi ("CNY") loan, with interest, of 361 million ($58 million) to a subsidiary of Fresenius SE. On August 19, 2009, the Company borrowed €1.5 million ($1.8 million) from the General Partner at 1.335%. The loan repayment is currently scheduled for August 20, 2015 at an interest rate of 1.849%. On November 28, 2013, the Company borrowed an additional €1.5 million ($1.8 million) from the General Partner at 1.875%. This loan is due on November 27, 2015 at an interest rate 1.506%.

        At December 31, 2014 and December 31, 2013, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8.3 million and €11.8 million ($10.1 million at December 31, 2014 and $16.3 million at December 31, 2013), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and have a coupon rate of 5.25% with interest payable semiannually.

        At December 31, 2014 Fresenius SE held unsecured Senior Notes issued by the Company in the amount of $1.2 million. The Senior Notes were issued in 2014, mature in 2020 and 2024, respectively, and have a coupon rate of 4.125% and 4.75% with interest payable semiannually. As of January 7, 2015, Fresenius SE sold all positions held on these Senior Notes.

        The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400 million until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR, as applicable, plus applicable margin. Advances can be repaid and reborrowed. On December 31, 2014, the Company received an advance of €1.4 million ($1.7 million) at an interest rate of 1.188%.

Other Interests

        Dr. Dieter Schenk, Vice Chairman of the supervisory boards of FMC-AG Co. KGaA and of Management AG and a member of the supervisory board of Fresenius Management SE, is a partner in the law firm of Noerr, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. The Company incurred expenses in the amount of $2.0 million, $1.3 million and $1.5 million for these services during 2013, 2012 and 2011, respectively. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 26.7% of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the advisory board of Else Kröner-Fresenius-Stiftung. See "– Security Ownership of Certain Beneficial Owners of Fresenius SE."

        Under the Articles of Association of FMC AG & Co. KGaA, we will pay Fresenius SE annual compensation for assuming unlimited liability at 4% of the amount of the General Partner's share capital. See Item 16G, "Corporate Governance – The Legal Structure of FMC AG & Co. KGaA," below.

General Partner Reimbursement

        Management AG is a 100% wholly-owned subsidiary of Fresenius SE. The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including compensation of the members of the General Partner's supervisory board and Management Board. The aggregate amount reimbursed to Management AG for 2014 was approximately $25.5 million for its management services during 2014 including $0.2 million as compensation for its exposure to risk as general partner. The Company's Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner's share capital (which is currently €3.0 million). See Item 16.G "Governance – The Legal Structure of FMC-AG & Co. KGaA" below.

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

8.A.8. Dividend Policy

        We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA's prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. As of June 28, 2013 we converted all preference shares to ordinary shares and all options for preference shares to options for ordinary shares. At December 31, 2014 we have only one class of shares outstanding.

        The General Partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the AGM in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

        Our Amended 2012 Credit Agreement restricts our ability to pay dividends under certain circumstances. Item 5.B, "Operating and Financial Review and Prospects – Liquidity and Capital Resources" and the notes to our consolidated financial statements appearing elsewhere in this report discuss this restriction.

        The table below provides information regarding the annual dividend per share that we paid on our Ordinary shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

Per Share Amount	2014	2013	2012
Ordinary share	€0.77	€0.75	€0.69

        We have announced that the general partner's Management Board and our Supervisory Board have proposed dividends for 2014 payable in 2015 of €0.78 per ordinary share. These dividends are subject to approval by our shareholders at our AGM to be held on May 19, 2015. Our goal is for dividend development to be more closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

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

        As of February 18, 2015, the closing price for shares traded on XETRA was €64.27.

		Price per ordinary share (€)
		High	Low
2015	January	66.44	60.57
2014	December	61.85	58.30
	November	59.51	57.32
	October	58.50	51.47
	September	55.40	53.74
	August	53.67	50.15
2014	Fourth Quarter	61.85	51.47
	Third Quarter	55.40	48.79
	Second Quarter	52.18	47.15
	First Quarter	54.05	47.48
2013	Fourth Quarter	51.86	47.00
	Third Quarter	54.44	47.40
	Second Quarter	58.06	51.70
	First Quarter	58.12	48.21
2014	Annual	61.85	47.15
2013	Annual	58.12	47.00
2012	Annual	59.51	50.80
2011	Annual	55.13	41.11
2010	Annual	45.79	36.10

        The average daily trading volume of the Ordinary shares and traded on the XETRA during 2014 was 816,486 shares. This is based on total yearly turnover statistics supplied by XETRA.

Trading on the New York Stock Exchange

        As of February 18, 2015, the closing price for the ADSs traded on the NYSE was $36.76.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE. All ADS prices have been adjusted to reflect the two for one split of our ADSs in December 2012.

		Price per ordinary ADS ($)
		High	Low
2015	January	37.95	35.96
2014	December	30.79	29.29
	November	29.68	28.60
	October	29.22	25.79
	September	27.60	26.86
	August	26.69	25.20
2014	Fourth Quarter	30.79	25.79
	Third Quarter	27.60	24.31
	Second Quarter	26.10	23.42
	First Quarter	26.91	23.59
2013	Fourth Quarter	35.61	31.74
	Third Quarter	35.50	31.02
	Second Quarter	36.07	33.40
	First Quarter	35.55	32.26
2014	Annual	30.79	23.42
2013	Annual	36.07	31.02
2012	Annual	38.93	32.13
2011	Annual	39.96	27.88
2010	Annual	32.01	23.79

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

  •
  the projecting, planning, establishment, acquisition and operation of health care businesses, including dialysis clinics, also in separate enterprises or through third parties as well as the participation in such dialysis clinics;

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

General Information Regarding Our Share Capital

        As of February 18, 2015, our share capital consists of 303,636,122 bearer ordinary shares without par value (Stückaktien). Our share capital has been fully paid in.

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

Authorized Capital

        By resolution of the AGM of shareholders on May 11, 2010, Management AG was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the Company's share capital until May 10, 2015 up to a total of €35,000,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2010/I". The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the company (indirect pre-emption rights). No Authorized Capital 2010/I has been issued as of December 31, 2014.

        In addition, by resolution of the AGM on May 11, 2010, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2010/II". The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2010/II has been issued as of December 31, 2014.

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

Voting Rights

        Each ordinary share entitles the holder thereof to one vote at general meetings of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at annual and extraordinary general meetings of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our Articles of Association. Fresenius SE as shareholder of the General Partner is not entitled to vote its ordinary shares in the election or removal of members of the Supervisory Board of FMC-AG & Co. KGaA, the approval of the acts of the General Partners and members of the Supervisory Board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of the management of the Company, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius SE's voting rights may not be exercised by any other person.

Dividend Rights

        The General Partner and our Supervisory Board will propose any dividends for approval at the AGM. Usually, shareholders vote on a recommendation made by management (i.e. the General Partner) and the Supervisory Board as to the amount of dividends to be paid. Any dividends are paid once a year, generally, immediately following our AGM. Our General Partner's Management Board will propose to the shareholders at the AGM on May 19, 2015, a dividend with respect to 2014 and payable in 2015, of €0.78 per share. For information regarding dividends paid in prior years, see Item 3A, "Key Information – Selected Financial Data."

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

Deposit, Withdrawal and Cancellation

        The depositary will deliver ADSs if an investor or his broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed by the person on whose behalf the deposit is being made.

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

        All ADSs issued will, unless specifically requested to the contrary, be delivered through the book-entry settlement system of The Depository Trust Company, also referred to as DTC, or be uncertificated and held through the depositary's book-entry direct registration system ("DRS"), and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder's name. An ADS holder can request that the ADSs not be held through the depositary's DRS and that an American Depositary Receipt ("ADR") in certificated form be issued to evidence those ADSs. ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office.

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

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may release ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it is or its customer owns the shares of the ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

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

  •
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

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

C.    Material contracts

        For information regarding certain of our material contracts, see "Item 7.B. Major Shareholders and Related Party Transactions – Related Party Transactions." For a description of our stock option plans, see "Item 6.E. Directors, Senior Management and Employees – Share Ownership – Options to Purchase our Securities." For a description of our Amended 2012 Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see Note 10, "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties" and Note 11, "Long-Term Debt and Capital Lease Obligations" of the Notes to Consolidated Financial Statements.

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

D.    Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders.

        At the present time, Germany does not restrict the export or import of capital, except for certain restrictions on transactions based on international embargo or terror prevention resolutions concerning for example Iraq, Iran, the People's Republic of Korea, Russia, Sudan or Syria. However, the Federal Ministry of Economics and Technology (Bundesministerium für Wirtschaft und Technologie) may – in exceptional cases – review and prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company resident outside of the European Union or the European Free Trade Area if such acquisition constitutes a sufficiently serious threat to the public security or order. This provision is also applicable on other means of acquisition, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). In addition, residents must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 million at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, under (i) exceed €500 million at the end of the quarter. Further, residents must report yearly the value (Stand) of the assets (Vermögen) of (i) non-resident companies in which either 10% or more of the shares or of the voting rights in the company are attributed to the resident, or more than 50% of the shares or of the voting rights are attributed to the resident and/or to one or more non-resident companies which are controlled by the resident and (ii) of the resident's non-resident branch offices and permanent establishments. Likewise, residents must report yearly the value of the assets of (i) resident companies in which either 10% or more of the shares or of the voting rights in the company are attributed to a non-resident, or more than 50% of the shares or the voting rights are attributed to a non-resident and/or to one or more resident companies which are controlled by a non-resident and (ii) of a non-resident's resident branch offices and permanent establishments.

        There are no limitations imposed by German law or our Articles of Association (Satzung) on the right of a non-resident to hold the shares or the ADSs evidencing shares.

E.    Taxation

U.S. and German Tax Consequences of Holding ADSs

        The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all potential German tax and U.S. federal income tax ("USFIT") tax consequences of holding ADSs of the Company. Each holder of ADSs should consult their own tax advisors with respect to the particular German and USFIT tax consequences applicable to them as a result of holding ADSs of the Company.

        This summary is based on the current tax laws of Germany and the United States, including the current "Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to Certain Other Taxes", as amended through the 2006 Protocol ("Protocol") to the conventions which entered into force on December 28, 2007 (the "Treaty"). The Protocol is effective in respect of withholding taxes for amounts paid on or after January 1, 2007. Changes related to other taxes on income became effective on January 1, 2008.

German Taxation

Tax Treatment of Dividends

        German corporations are required to withhold tax on dividends paid to resident and non-resident shareholders. The German Business Tax Reform 2008 increased the withholding tax rate on dividends to

25% (plus solidarity surcharges) starting January 1, 2009. Also effective January 1, 2009 for corporate non-German holders, forty percent (40%) of the withheld and remitted withholding tax may be refunded upon application at the German Federal Tax Office (at the address noted below), which would generally result in a net withholding of 15% (plus solidarity surcharge). The entitlement of corporate non-German holders to further reductions of the withholding tax under an applicable income tax treaty remains unaffected. A partial refund of this withholding tax can be obtained by U.S. holders under the Treaty (see discussion below).

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

United States Taxation

        The following discussion describes the material USFIT consequences, ownership and disposition of the ADSs by a U.S. Holder (as defined below). The information provided below is based on the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all of the potential U.S. tax consequences of holding ADSs of the Company. In particular, the U.S. tax consequences to certain U.S. Holders (as defined below), such as insurance companies, tax-exempt entities, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, financial institutions and dealers in securities, and to non-U.S. Holders may be different from that discussed herein. U.S. Holders (as defined below) should consult their tax advisors regarding U.S. federal, state and local tax consequences of owning and disposing ADSs.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs that for USFIT purposes, is (1) an individual who is a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for USFIT purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to USFIT regardless of its source; or (4) a trust, if it (i) is subject or the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person, and (5) any beneficial owner otherwise subject to USFIT on net income bases with respect to the ADSs (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any ADSs in connection with the conduct of a U.S. trade or business). If a partnership (including for this purpose any entity treated as a partnership for USFIT purposes) is a beneficial owner of ADSs, the USFIT consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ADSs that is a partnership and the partners in such partnership should consult their own tax advisors regarding the USFIT consequences of the ownership and disposition of ADSs.

Tax Treatment of Dividends

        For U.S. federal income tax purposes, U.S. Holders are taxable on dividends paid by German corporations subject to a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against USFIT depend on whether the U.S. Holder is a corporation owning at least 10% of the voting stock of the German corporation ("Corp U.S. Holder").

        In the case of a Corp U.S. Holder, the 26.375% German withholding tax is reduced under the Treaty to 5% of the gross amount of the dividend. Such a holder may, therefore, apply for a refund of German withholding tax in the amount of 21.375% of the gross amount of the dividends. A Corp U.S. Holder will generally not be eligible for the "dividends-received deduction" under Section 243 of the Code with respect to such dividends.

        In the case of any U.S. holder other than a Corp U.S. Holder ("Non-Corp U.S. Holder"), the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In this case, for each $100 of gross dividend that we pay to a Non-Corp U.S. Holder, the dividend is subject to withholding tax of $26.38, $11.38 which is refunded, resulting in a net tax of $15. For U.S. foreign tax credit purposes, the Non-Corp U.S. Holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the foreign tax credit or the deduction for taxes paid.

        If you are a Non-Corp U.S. Holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a reduced maximum USFIT rate of 20% (rather than the higher rates of tax generally applicable to items of ordinary income, the maximum of which is 39.6%), provided that the ADSs in respect of which such dividend is paid have been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date and meet other requirements. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. Non-Corp U.S. holders should consult their own tax advisors regarding the availability of the reduced dividend rate in light of their own particular circumstances.

        Subject to certain complex limitations, a U.S. Holder is generally entitled to a foreign tax credit equal to the portion of the withholding tax that cannot be refunded under the Treaty.

        Dividends paid in Euro to a U.S. Holder of ADSs will be included in income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends, including the deemed refund of German withholding tax, are included in income by such a U.S. Holder. If dividends paid in Euro are converted into dollars on the date included in income, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

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

Taxation of Capital Gains

        Upon a sale or other disposition of the ADSs, a U.S. Holder will recognize gain or loss for USFIT purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADSs. Such gain or loss will generally be capital gain or loss if the ADSs are held by the U.S. holder as a capital asset, and will be long-term capital gain or loss if the U.S. holder's holding period for the ADSs exceeds one year. Individual U.S. Holders are generally taxed at a maximum 20% rate on net long-term capital gains.

Taxation of foreign currency gains upon refund of German withholding taxes.

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

Passive Foreign Investment Company Considerations

        Special adverse USFIT rules apply to U.S. Holders owning shares of a Passive Foreign Investment Company ("PFIC"). In general, if you are a U.S. Holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

        Although we do not believe that we are currently a PFIC, the determination of PFIC status is highly factual and based on technical rules that are difficult to apply. Accordingly, there can be no assurances that we will not be a PFIC for the current year or any future taxable year. U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in our ADSs.

Tax on Net Investment Income

        In addition to regular USFIT, certain U.S. Holders that are individuals, estates, or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gain from the sale, exchange or other disposition of their ADSs.

United States Information Reporting and Backup Withholding

        Dividends paid on, and proceeds on a sale or other dispositions of, ADSs paid to a U.S. Holder within the United States or through U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on IRS Form W-9) that no loss of exemption from backup withholding has occurred.

        Non-U.S. Holders are generally subject to information reporting or backup withholding. However, a non-U.S. holder may be required to provide a certification (generally on IRS Form W-8BEN) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary in order to establish its exemption from information reporting and backup withholding.

U.S. and German Gift and Inheritance Tax Considerations

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

        Such U.S.-Germany estate, inheritance and gift tax treaty also provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where ADSs are subject to German inheritance or gift tax and U.S. federal estate or gift tax.

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

Reimbursement Rates

        Approximately 31% of our worldwide revenue for 2014 was for services rendered to patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company's revenues, profitability and financial condition. See Item 4.B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and "– Health Care Reform."

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

Inflation

        The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, a major portion of our net revenues from health care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

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

        Fresenius SE conducts financial instrument activity for us, at our behest and in accordance with our service agreement, and for its other subsidiaries under the control of a single centralized department. Fresenius SE has established guidelines, that we have agreed to, for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

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

        Our exposure to market risk for changes in foreign exchange rates relates to transactions such as intercompany sales and purchases. We have significant amounts of sales of products invoiced in euro from our European manufacturing facilities to our other international operations. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We evaluate our exposure to risk through the utilization of the Cash-Flow-at-Risk model (see below) and the judgment of our regional and corporate management teams. We typically hedge a portion of the exchange exposure foreseen in our annual budgeting process for the following 12 to 18 months. Currencies are monitored and our hedge position may be adjusted accordingly. We typically utilize foreign exchange forward contracts and, on a small scale, foreign exchange options. Our policy, which has been consistently followed, is that foreign exchange rate derivatives be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

        In connection with intercompany loans in foreign currency, we normally use foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.

        The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2014. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2014, and the credit risk inherent to those contracts with positive market values as of December 31, 2014. All contracts expire within 17 months after the reporting date.

Foreign Currency Risk Management

December 31, 2014

(USD in millions)

Nominal amount

	2015	2016	2017	2018	2019	Total	Fair value	Credit risk
Purchase of EUR against US$	$185	—	—	—	—	$185	$(19)	$—
Sale of EUR against US$	772	—	—	—	—	772	7	7
Purchase of EUR against others	847	18	—	—	—	865	(10)	20
Sale of EUR against others	109	—	—	—	—	109	0	1
Others	39	—	—	—	—	39	(4)	0

Total	$1,952	18	—	—	—	$1,970	$(26)	$28

        A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The European Central Bank ("ECB") determines such rates ("Reference Rates") based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily at 2:15 p.m. (CET). In preparing our consolidated financial statements and in converting certain U.S. dollar amounts in this report, we have used the Year's Average Reference Rate of $1.3285 or Year's Close Reference Rate of $1.2141 per €1.00.

Year ending December 31,	Year's High	Year's Low	Year's Average	Year's Close
2010 US$ per EUR	1.4563	1.1942	1.3259	1.3362
2011 US$ per EUR	1.4882	1.2889	1.3920	1.2939
2012 US$ per EUR	1.3454	1.2089	1.2848	1.3194
2013 US$ per EUR	1.3814	1.2768	1.3281	1.3791
2014 US$ per EUR	1.3953	1.2141	1.3285	1.2141

The Reference Rate on February 18, 2015 was $1.1372 per €1.00.

Cash-Flow-at-Risk Model

        We use a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risk is the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. As of December 31, 2014, the Company's cash flow at risk amounts to $32.4 million; this means the potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months has a 95% probability of not being higher than $32.4 million.

        Significant influence on the Company's foreign currency risk is exerted by the U.S. dollar, the Russian ruble, the Saudi riyal, the Hong Kong Dollar and the Indian rupee. The following table shows the Company's most significant net positions in foreign currencies.

Net Positions in Foreign Currencies	Year ending December 31, 2014
(in millions)
USD	$67
RUB	56
SAR	52
HKD	(51)
INR	37

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

        These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed rate. The euro-denominated interest rate swaps expire between 2016 and 2019 and have a weighted average interest rate of 0.68%.

        As of December 31, 2014, the notional amount of euro-denominated interest rate swaps in place was €394 million ($478 million). These interest rate swaps include swaps with a notional amount of €294 million which became effective on January 30, 2015. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2014, the negative fair value of our interest rate agreements is $5 million.

        The table below presents principal amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

Interest Rate Exposure

December 31, 2014

(in millions)

	2015		2016	2017	2018	2019	There- after	Total	Fair Value Dec. 31, 2014
FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement		$200	200	200	200	1,736		$2,536	$2,536
Variable interest rate = 1.58%
Accounts receivable securitization program	$			342				$342	$342
Variable interest rate = 0.23%
FLOATING RATE € DEBT
Principal payments on Senior Credit Agreement		$29	29	29	29	248		$364	$364
Variable interest rate = 1.42%
Senior Notes 2011/2016	$		121					$121	$126
Variable interest rate = 3.582%
FIXED RATE US$ DEBT
Senior Notes 2007/2017;	$			498				$498	$546
Fixed interest rate = 6.875%
Senior Notes 2011/2018;	$				397			$397	$438
Fixed interest rate = 6.50%
Senior Notes 2011/2021;	$						646	$646	$694
Fixed interest rate = 5.75%
Senior Notes 2012/2019;	$					800		$800	$855
Fixed interest rate = 5.625%
Senior Notes 2012/2022;	$						700	$700	$758
Fixed interest rate = 5.875%
Senior Notes 2014/2020;	$						500	$500	$503
Fixed interest rate = 4.125%
Senior Notes 2014/2024;	$						400	$400	$402
Fixed interest rate = 4.75%
FIXED RATE € DEBT
Senior Notes 2010/2016	$		303					$303	$326
Fixed interest rate = 5.50%
Senior Notes 2011/2018	$				482			$482	$573
Fixed interest rate = 6.50%
Senior Notes 2011/2021	$						364	$364	$423
Fixed interest rate = 5.25%
Senior Notes 2012/2019	$					304		$304	$349
Fixed interest rate = 5.25%
Equity-Neutral Convertible Bonds 2014/2020	$						452	$452	$531
Fixed interest rate = 1.125%
INTEREST RATE DERIVATIVES
€ Payer Swaps Notional Amount		$22	150	29	29	248		$478	$(5)
Average fixed pay rate = 0.68%		0.32%	1.46%	0.32%	0.32%	0.32%		0.68%
Receive rate = 3-month EURIBOR

All variable interest rates depicted above are as of December 31, 2014.

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

  •
  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

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

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

        Under the fee agreement between us and the depositary, the depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the depositary. For 2014, we received from the depositary $0.1 million in aggregate payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility and legal fees.

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

        As of December 31, 2014, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2014 is effective.

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

        The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an investigation with the assistance of independent counsel. The Company voluntarily advised the U.S.

Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigation and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the request.

        Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigation, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigation or remediation activities.

        The Company's independent counsel, in conjunction with the Company's Compliance Department, have reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company is fully committed to FCPA and other anti-bribery law compliance.

        Management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2014, is stated in its report included on page F-2.

Item 15C.    Attestation report of the registered public accounting firm

        The effectiveness of our internal control over financial reporting as of December 31, 2014, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-5.

Item 15D.    Changes in Internal Control over Financial Reporting

        There have been no changes in the Company's internal control over financial reporting that occurred during fiscal year 2014, which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

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

        As of the end of the first quarter of 2015, our Code of Business Conduct will be available at:

        http://www.freseniusmedicalcare.com/Code_of_Conduct.htm

Item 16C.    Principal Accountant Fees and Services.

        In the AGM held on May 14, 2014, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2014 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2014	2013
	(in thousands)
Audit fees	$9,557	$10,062
Audit related fees	430	32
Tax fees	400	578
Other fees	6,243	3,904

Total	$16,630	$14,576

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

        During 2014, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 million.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

        We did not purchase any of our equity securities during the fiscal year covered by this report.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable

Item 16G.    Corporate Governance

Introduction

        ADSs representing our ordinary shares are listed on the New York Stock Exchange ("NYSE"). However, because we are a "foreign private issuer," as defined in the rules of the Securities and Exchange Commission ("SEC"), we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE's Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with "say-on-pay" and "say-on-when" advisory votes related to the compensation of certain executive officers, are implemented through the SEC's proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board was reviewed by an independent external compensation expert at the beginning of 2014. See Item 6B, "Directors, Senior Management and Employees – Compensation – Compensation of the Management Board." Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including, if it is adopted as proposed, the requirement to disclose the ratio of the median of the total compensation of all employees of an issuer to the total compensation of the issuer's chief executive officer) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in the Form 20-F and generally limit our disclosure to the information we disclose under German law. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

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

The Legal Structure of FMC-AG & Co. KGaA

        A partnership limited by shares (Kommanditgesellschaft, or "KGaA") is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation (Aktiengesellschaft, or "AG"), the share capital of a KGaA is held by its shareholders. A KGaA is also similar to a limited partnership because there are two groups of owners, the general partner on the one hand, and the KGaA shareholders on the other hand. Our General Partner, Management AG, is a wholly-owned subsidiary of Fresenius SE. KGaAs and AGs are the only legal forms provided by German law for entities whose shares trade on a German stock exchange.

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

        The General Partner has not made a capital contribution to the Company and, therefore, will not participate in its assets or its profits and losses. However, the Company will compensate or reimburse the General Partner for all outlays in connection with conducting the business of the Company, including the remuneration of members of the general partner's Management Board and its supervisory board. See "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company" below and Item 7.B., "Major Shareholders and Related Party Transactions". FMC-AG & Co. KGaA itself will bear all expenses of its administration. Management AG will devote itself exclusively to the management of FMC-AG & Co. KGaA. The General Partner will receive annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. AG & Co. KGaA. In case of a capital increase of the capital of the General Partner during the year the annual compensation must be calculated pro rata subject to the registration of such capital increase. This payment of the annual compensation constitutes a guaranteed compensation for undertaking liability and an indirect return on Fresenius SE's investment in the share capital of Management AG. This payment is also required to avoid a constructive dividend by the General Partner to Fresenius SE in the amount of reasonable compensation for undertaking liability for the obligations of FMC-AG & Co. KGaA.

        The position of the general partners in a KGaA is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the KGaA's general meeting and (iii) the independence of general partners from the influence of the KGaA shareholders as a collective body (See "General Meeting", below). Because Fresenius SE is the sole shareholder of Management AG, Fresenius SE has the sole power to elect the supervisory board of Management AG which appoints the members of the Management Board of Management AG, who act on behalf of the General Partner in the conduct of the company's business and in relations with third parties. Use of an AG as the legal form of the general partner enables the Company to maintain a management structure substantially similar to FMC-AG's management structure prior to the transformation of FMC AG into a KGaA, under which Fresenius SE, as majority shareholder, had the power to elect the entire supervisory board. In accordance to §76 AktG the management of an AG in principle is not bound by instructions of its supervisory board or of Fresenius SE as sole shareholder.

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

        The General Partner's supervisory board appoints the members of the General Partner's Management Board and supervises and advises them in managing Management AG and the Company. The Management Board conducts the business activities of our Company in accordance with the rules of procedure adopted by the General Partner's supervisory board pursuant to the German Corporate Governance Code. Under these rules of procedure, certain transactions are subject to the consent of the supervisory board of Management AG. These transactions include, among others:

  •
  The acquisition, formation and encumbrance of an equity participation in other Enterprises as far as a value of twenty million EUR is exceeded in individual cases;

  •
  The adoption of new or the abandonment of existing lines of business or establishments;

  •
  Certain transactions with or towards affiliated enterprises.

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

        Although Fresenius SE will not be able to vote in the election of FMC-AG & Co. KGaA's Supervisory Board, Fresenius SE will nevertheless retain influence on the composition of the Supervisory Board. Because (i) four of the six former members of the FMC-AG Supervisory Board continue to hold office as four of the six current members of the Supervisory Board of FMC-AG & Co. KGaA (except for Rolf A. Classon and Mr. William P. Johnston) and (ii) in the future, the FMC-AG & Co. KGaA Supervisory Board will propose future nominees for election to its Supervisory Board (subject to the right of shareholders to make nominations), Fresenius SE is likely to retain de facto influence over the selection of the Supervisory Board of FMC-AG & Co. KGaA. However, under current Articles of Association, a resolution for the election of members of the Supervisory Board requires the affirmative vote of 75% of the votes cast at the general meeting. Such a high vote requirement could be difficult to achieve, which could result in the need to apply for court appointment of members to the Supervisory Board after the end of the terms of the members in office.

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

        In recent history, there has been a trend towards selecting shareholder representatives for supervisory boards from a wider spectrum of candidates, including representatives from non-German companies, in an effort to introduce a broader range of experience and expertise and a larger degree of independence. In this regard, see the discussion of the German Corporate Governance Code recommendations regarding the composition of supervisory boards below under "Corporate Governance – Comparison with U.S. and NYSE Governance Standards and Practices." German regulations also have several rules applicable to supervisory board members which are designed to ensure that the supervisory board members as a group possess the knowledge, ability and expert experience to properly complete their tasks as well as to ensure a certain degree of independence of the board's members. In addition to prohibiting members of the management board from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

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

        KGaA shareholders exercise influence in the general meeting through their voting rights but, in contrast to an AG, the general partner of a KGaA has a de facto veto right with regard to material resolutions. The members of the supervisory board of a KGaA are elected by the general meeting as in an AG. Although Fresenius SE, as sole shareholder of the General Partner of the Company is not entitled to vote its shares in the election of the Supervisory Board of FMC-AG & Co. KGaA, Fresenius SE retains a degree of influence on the composition of the Supervisory Board of FMC-AG & Co. KGaA due to the current overlapping membership on the FMC-AG & Co. KGaA Supervisory Board and the Management AG supervisory board (see "The Supervisory Board", above).

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

Description of the Pooling Arrangements

        Prior to the transformation of legal form of FMC-AG to FMC-AG & Co. KGaA, FMC-AG, Fresenius SE and the independent directors (as defined in the pooling agreements referred to below) of FMC-AG were parties to two pooling agreements for the benefit of the holders of our ordinary shares and the holders of our preference shares (other than Fresenius SE and its affiliates). Upon consummation of the transformation in February 2006 and completion of the conversion offer made to holders of our preference shares in connection with the transformation, we entered into pooling arrangements that we believe provide similar benefits for the shareholders of FMC-AG & Co. KGaA. The following is a summary of the material provisions of the pooling arrangements which we have entered into with Fresenius SE and our independent directors. The description is qualified in its entirety by the complete text of the pooling agreement, a copy of which is on file with the SEC.

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

Directors' Share Dealings

        According to Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz,), members of the management and supervisory boards or other employees in management positions and their close associates are required to inform the Company within five business days when buying or selling our shares and financial instruments based on them if the volume exceeds €5,000 within a single year. We publish the information received in these reports on our web site in accordance with the regulations as well as in our Annual Report to Shareholders. The members of the management and supervisory boards of the General Partner and of the Company are not subject to the reporting requirements of Section 16 of the Exchange Act with respect to their ownership of or transactions in our shares.

Comparison with U.S. and NYSE Governance Standards and Practices

        The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, our status as a foreign private issuer exempts us from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code. The most recent version of the German Corporate Governance Code is dated June 24, 2014. While the German Corporate Governance Code's governance rules applicable to German corporations are not legally binding, companies failing to comply with the German Corporate Governance Code's recommendations must disclose publicly how and for what reason their practices differ from those recommended by the German Corporate Governance Code. Under the German Corporate Governance Code a well justified deviation from a recommendation may be in the interest of good corporate governance. A convenience translation of our most recent annual "Declaration of Compliance" will be posted on our web site, www.fmc-ag.com and www.freseniusmedicalcare.com at the end of the first quarter of 2015 on the Investor Relations page under "Corporate Governance/Declaration of Compliance" together with our declarations for prior years.

        Some of the German Corporate Governance Code's recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board should specify concrete objectives regarding its composition which, -inter alia- shall also take into account potential conflicts of interest and what the Supervisory Board considers as an adequate number of independent members. Similarly, if a substantial and not merely temporary conflict of interest arises during the term of a member of the supervisory board, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. The Company's Supervisory Board includes three members who also serve on the supervisory board of the General Partner and who serve on our Audit and Governance Committee and are independent under SEC Rule 10A-3 and NYSE Rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively), and our pooling agreement requires that at least one-third (but not less than two) members of the General Partner's supervisory board be "independent" within the meaning of that pooling agreement. See Item 6A, "Directors, Senior Management and Employees – Directors and Senior Management – the General Partner's Supervisory Board" and "Description of the Pooling Arrangements" above. Any supervisory board must be composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks.

        Recommendations of the German Corporate Governance Code with which we do not currently comply are number 4.2.3 paragraph 2 sentence 6 and number 4.2.5 paragraph 3 pursuant to which the amount of compensation for Management Board members shall be capped, both overall and for variable compensation components and shall be presented for each individual member of the Management Board in the compensation report by using corresponding model tables. The service agreements with members of the Management Board do not provide for caps regarding specific amounts for all compensation components and accordingly not for caps regarding specific amounts for the overall compensation. The performance-oriented short-term compensation (the variable bonus) is capped. As regards stock options and phantom stocks as compensation components with long-term incentives, the service agreements with members of the Management Board do provide for a possibility of limitation but not for caps regarding specific amounts. Introducing caps regarding specific amounts in relation to such stock-based compensation components would contradict the basic idea of the members of the Management Board participating appropriately in the economic risks and opportunities of the Company. Alternatively, we pursue a flexible concept considering each individual case. In situations of extraordinary developments in relation to the stock-based compensation which are not related to the performance of the Management Board, the stock-based compensation may be capped. Irrespective thereof, we continue to present the compensation system and the amounts paid to members of the Management Board in the compensation report in a comprehensive and transparent manner. The compensation report includes tables relating to the value of the benefits granted as well as to the allocation in the year under review which follow the structure and largely also the specifications of the model tables. Furthermore, we do not comply with number 4.2.3 paragraph 4 of the German Corporate Governance Code according to which, care shall be taken to ensure that payments made to a Management Board member on premature termination of his/her contract, including fringe benefits, do not exceed the value of two years' compensation (severance payment cap) and compensate no more than the remaining term of the employment contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and, if appropriate, also the expected total compensation for the current financial year. The employment contracts of the members of the Management Board do not contain severance payment arrangements for the case of premature termination of the contract and consequentially do not contain a limitation of any severance payment amount insofar. Uniform severance payment arrangements of this kind would contradict the concept practiced by us in accordance with the German Stock Corporation Act according to which employment contracts of the members of the Management Board are, in principle, concluded for the period of their appointment. They would also not allow for a well-balanced assessment in the individual case. Pursuant to Code number 5.1.2 paragraph 2 sentence 3 an age limit shall be specified for members of the Management Board. As in the past, we will refrain from determining an age limit for members of the Management Board in the future. Complying with this recommendation would unduly limit the selection of qualified candidates. Finally, pursuant to Code number 5.4.1 paragraph 2 and paragraph 3, the Supervisory Board shall specify concrete objectives regarding its composition and, when making recommendations to the competent election bodies, take these objectives into account. The objectives specified by the Supervisory Board and the status of the implementation shall be published in the Corporate Governance Report. These recommendations are not met. The composition of the Supervisory Board needs to be aligned to the enterprise's interest and has to ensure the effective supervision and consultation of the Management Board. Hence, it is a matter of principle and of prime importance that each member is suitably qualified. When discussing its recommendations to the competent election bodies, the Supervisory Board will take into account the international activities of the enterprise, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2, and diversity. This includes the aim to establish an appropriate female representation on a long-term basis. In the enterprise's interest not to limit the selection of qualified candidates in a general way, the Supervisory Board, however, confines itself to a general declaration of intent and particularly refrains from an age limit.

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

        In contrast to U.S. practice, with one exception, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The German Stock Corporation Act provides that the supervisory board may establish, and the German Corporate Governance Code recommends that a supervisory board establish, an audit committee to handle the formal engagement of the company's independent auditors once they have been approved by the general meeting of shareholders. Under the German Corporate Governance Code, the audit committee would also handle inter alia the monitoring of the accounting process, the effectiveness of the internal control system, the audit of the annual financial statements, here, in particular, the independence of the auditor, the services rendered additionally by the auditor, the issuing of the audit mandate to the auditor, the determination of auditing focal points and the fee arrangement, and – unless another committee is entrusted therewith – compliance. Under the Stock Corporation Act, an audit committee should supervise the effectiveness of the internal control system, the risk management system and the internal audit function. Our Audit and Corporate Governance Committee within the Supervisory Board functions in each of these areas and is also conducting, with the assistance of independent counsel, an investigation into allegations of conduct in countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws. See "Item 15B. Management's annual report on internal control over financial reporting" and Note 20 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures." Our Audit and Corporate Governance Committee also serves as our audit committee as required by Rule 10A-3 under the Exchange Act and the NYSE rules. As sole shareholder of our General Partner, Fresenius SE elects the supervisory board of our general partner (subject to the requirements of our pooling agreement discussed above).

        In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Under the NYSE compensation committee rule, as amended to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors, with independence to be determined considering all relevant factors. Under the NYSE rules, foreign private issuers such as FMC-AG & Co. KGaA continue to be exempt from all requirements to maintain an independent compensation committee. At the present time, we do not maintain a compensation committee and these functions are carried out by our General Partner's supervisory board, as a whole assisted, with respect to compensation matters, by its Human Resources Committee. See Item 6.B, "Directors, Senior Management and Employees – Compensation – Compensation of the Management Board" and "Directors – Senior Management and Employees – Board Committees." We have also established a nomination committee and we have established a joint committee (the "Joint Committee") (gemeinsamer Ausschuss) together with Management AG of FMC-AG & Co. KGaA consisting of two members of each supervisory board to advise and decide on certain extraordinary management measures.

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

1.1	Articles of Association (Satzung) of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2013, filed February 25, 2014).
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
2.25
Indenture dated as of October 29, 2014 by and among Fresenius Medical Care US Finance II, Inc., the Company and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 4.125% Senior Notes due 2020 of Fresenius Medical Care US Finance II, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.26
Form of Note Guarantee for 4.125% Senior Notes due 2020 (included in Exhibit 2.25) (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.27
Indenture dated as of October 29, 2014 by and among Fresenius Medical Care US Finance II, Inc., the Company and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 4.75% Senior Notes due 2024 of Fresenius Medical Care US Finance II, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.28
Form of Note Guarantee for 4.75% Senior Notes due 2024 (included in Exhibit 2.27) ((incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.29
Terms & Conditions (Euro-denominated) dated as of September 16, 2014 by and among Fresenius Medical Care AG & Co. KGaA, the Issuer, and Merrill Lynch International, Commerzbank Aktiengesellschaft, and Société Générale, as Joint Bookrunners, related to the 1.125% Equity-neutral Convertible Bonds due 2020 of Fresenius Medical AG & Co. KGaA (incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.30
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
2.31	Amendment No. 1 dated November 25, 2014 to Credit Agreement (filed herewith).
2.33
Seventh Amended and Restated Transfer and Administration Agreement dated as of November 24, 2014 by and among NMC Funding Corporation, as Transferor, National Medical Care, Inc., as initial collection agent, Liberty Street Funding LLC, and other conduit investors party thereto, the financial institutions party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Barclays Bank PLC, Credit Agricole Corporate and Investment Bank, New York, PNC Bank, National Association, Royal Bank of Canada, as administrative agents, and The Bank of Nova Scotia, as an administrative agent and as agent (filed herewith).
2.34
Second Amended and Restated Receivables Purchase Agreement dated January 17, 2013 between National Medical Care, Inc. and NMC Funding Corporation (incorporated by reference to Exhibit 2.39 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
2.35	Amendment No. 1 dated November 24, 2014 to Second Amended and Restated Receivables Purchase Agreement (filed herewith).

4.1	Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
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
4.10
Schweinfurt facility rental agreement between Fresenius Immobilien-Verwaltungs-GmbH & Co, Objekt Schweinfurt KG, as Lessor, and Fresenius Medical Care Deutschland GmbH, as Lessee, dated February 6, 2008 and effective October 1, 2007, supplementing the Principal Lease dated December 18, 2006 (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K for the month of April 2008, furnished April 30, 2008).
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
4.31
Loan Note dated June 30, 2014, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA as lenders (incorporated by reference to Exhibit 4.27 to the Registrant's Report on Form 6-K for the month of July 2014, furnished July 31, 2014).(1)
4.32
Stock Purchase and Contribution Agreement dated as of June 13, 2014 by and among Sound Inpatient Physicians, Inc., of Sound Inpatient Holdings, LLC, Sound Inpatient Physicians Holdings, LLC and the Registrant (incorporated by reference to Exhibit 4.28 to the Registrant's Report on Form 6-K for the month of July 2014, furnished July 31, 2014).(1)(2)
8.1	List of Significant Subsidiaries. Our significant subsidiaries are identified in "Item 4.C. Information on the Company – Organizational Structure."
11.1
Code of Business Conduct. A copy of the Registrant's Code of Business Conduct is available on the Registrant's web site at: http://www.fmc-ag.com/Code_of_Conduct.htm and http://www.freseniusmedicalcare.com/Code_of_Conduct.htm
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
101
The following financial statements as of and for the twelve-month period ended December 31, 2014 from the Company's Annual Report on Form 20-F for the month of February 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements. (filed herewith).

(1)
Confidential treatment has been granted as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

(2)
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 25, 2015

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

        As of December 31, 2014, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2014.

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

        The Company's internal control over financial reporting as of December 31, 2014 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 25, 2015	FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
	By:	/s/ RICE POWELL

	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
	By:	/s/ MICHAEL BROSNAN

	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2014. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fresenius Medical Care's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2015 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Frankfurt am Main, Germany

February 25, 2015

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the internal control over financial reporting of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care's management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 25, 2015 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 25, 2015

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2014	2013	2012
Net revenue:
Health Care	$12,552,646	$11,414,734	$10,772,124
Less: Patient service bad debt provision	302,647	284,648	280,365
Net Health Care	12,249,999	11,130,086	10,491,759
Dialysis Products	3,581,614	3,479,641	3,308,523

	15,831,613	14,609,727	13,800,282
Costs of revenue:
Health Care	9,131,005	8,266,635	7,649,514
Dialysis Products	1,704,762	1,604,695	1,549,515

	10,835,767	9,871,330	9,199,029
Gross profit	4,995,846	4,738,397	4,601,253
Operating (income) expenses:
Selling, general and administrative	2,644,660	2,391,927	2,224,715
(Gain) loss on sale of dialysis clinics	(623)	(9,426)	(36,224)
Research and development	122,114	125,805	111,631
Income from equity method investees	(24,838)	(26,105)	(17,442)
Other operating expenses	—	—	100,000

Operating income	2,254,533	2,256,196	2,218,573
Other (income) expense:
Investment Gain	—	—	(139,600)
Interest income	(84,240)	(38,942)	(44,474)
Interest expense	495,367	447,503	470,534

Income before income taxes	1,843,406	1,847,635	1,932,113
Income tax expense	583,598	592,012	605,136

Net income	1,259,808	1,255,623	1,326,977
Less: Net income attributable to noncontrolling interests	214,542	145,733	140,168

Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,045,266	$1,109,890	$1,186,809

Basic earnings per share	$3.46	$3.65	$3.89

Fully diluted earnings per share	$3.45	$3.65	$3.87

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
For the years ended December 31,
(in thousands, except share data)

	2014	2013	2012
Net Income	$1,259,808	$1,255,623	$1,326,977

Gain (loss) related to cash flow hedges	25,547	22,532	24,019
Actuarial gains (losses) on defined benefit pension plans	(215,161)	64,989	(103,178)
Gain (loss) related to foreign currency translation	(421,789)	(114,439)	63,803
Income tax (expense) benefit related to components of other comprehensive income	68,161	(33,600)	8,831

Other comprehensive income (loss), net of tax	(543,242)	(60,518)	(6,525)

Total comprehensive income	$716,566	$1,195,105	$1,320,452
Comprehensive income attributable to noncontrolling interests	208,456	143,689	139,989

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$508,110	$1,051,416	$1,180,463

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$633,855	$682,777
Trade accounts receivable less allowance for doubtful accounts of $418,508 in 2014 and $413,165 in 2013	3,203,655	3,037,274
Accounts receivable from related parties	193,225	153,118
Inventories	1,115,554	1,097,104
Prepaid expenses and other current assets	1,333,067	1,037,391
Deferred taxes	245,354	279,052

Total current assets	6,724,710	6,286,716
Property, plant and equipment, net	3,290,180	3,091,954
Intangible assets	869,411	757,876
Goodwill	13,082,180	11,658,187
Deferred taxes	141,052	104,167
Investment in equity method investees	676,822	664,446
Other assets and notes receivables	662,746	556,560

Total assets	$25,447,101	$23,119,906

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$573,184	$542,597
Accounts payable to related parties	140,731	123,929
Accrued expenses and other current liabilities	2,197,245	2,012,533
Short-term borrowings and other financial liabilities	132,693	96,648
Short-term borrowings from related parties	5,357	62,342
Current portion of long-term debt and capital lease obligations	313,607	511,370
Income tax payable	79,687	170,360
Deferred taxes	34,787	34,194

Total current liabilities	3,477,291	3,553,973
Long-term debt and capital lease obligations, less current portion	9,080,277	7,746,920
Other liabilities	411,976	329,561
Pension liabilities	642,318	435,858
Income tax payable	177,601	176,933
Deferred taxes	804,609	743,390

Total liabilities	14,594,072	12,986,635
Noncontrolling interests subject to put provisions	824,658	648,251
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 311,104,251 issued and 303,555,300 outstanding	385,215	382,411
Treasury stock, at cost	(505,014)	(505,014)
Additional paid-in capital	3,546,075	3,530,337
Retained earnings	7,104,780	6,377,417
Accumulated other comprehensive (loss) income	(1,087,743)	(550,587)

Total FMC-AG & Co. KGaA shareholders' equity	9,443,313	9,234,564
Noncontrolling interests not subject to put provisions	585,058	250,456
Total equity	10,028,371	9,485,020

Total liabilities and equity	$25,447,101	$23,119,906

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2014	2013	2012
Operating Activities:
Net income	$1,259,808	$1,255,623	$1,326,977
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	699,328	648,225	602,896
Change in deferred taxes, net	113,790	15,913	75,170
(Gain) loss on sale of investments	(623)	(9,426)	(36,224)
(Gain) loss on sale of fixed assets	3,277	(23,558)	6,700
Investment (gain)	—	—	(139,600)
Compensation expense related to stock options	8,507	13,593	26,476
Cash inflow (outflow) from hedging	—	(4,073)	(13,947)
Investments in equity method investees, net	23,123	2,335	22,512
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(157,411)	(41,280)	(43,344)
Inventories	(85,758)	(54,918)	(48,279)
Prepaid expenses, other current and non-current assets	(24,179)	67,875	88,413
Accounts receivable from related parties	(118,800)	(10,968)	(25,859)
Accounts payable to related parties	113,822	(3,743)	10,064
Accounts payable, accrued expenses and other current and non-current liabilities	121,424	215,264	225,586
Income tax payable	(94,916)	(36,057)	(38,478)

Net cash provided by (used in) operating activities	1,861,392	2,034,805	2,039,063

Investing Activities:
Purchases of property, plant and equipment	(931,627)	(747,938)	(675,310)
Proceeds from sale of property, plant and equipment	11,673	19,847	9,667
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,779,058)	(495,725)	(1,878,908)
Proceeds from divestitures	8,257	18,276	263,306

Net cash provided by (used in) investing activities	(2,690,755)	(1,205,540)	(2,281,245)

Financing Activities:
Proceeds from short-term borrowings	197,481	381,603	174,391
Repayments of short-term borrowings	(171,889)	(397,682)	(163,059)
Proceeds from short-term borrowings from related parties	303,695	18,593	39,829
Repayments of short-term borrowings from related parties	(358,638)	(18,228)	(64,112)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $58,967 in 2014 and $178,593 in 2012)	2,910,611	441,278	4,750,730
Repayments of long-term debt and capital lease obligations	(1,647,978)	(617,499)	(3,589,013)
Increase (decrease) of accounts receivable securitization program	(9,500)	189,250	(372,500)
Proceeds from exercise of stock options	107,047	111,300	121,126
Proceeds from conversion of preference shares into ordinary shares	—	34,784	—
Purchase of treasury stock	—	(505,014)	—
Dividends paid	(317,903)	(296,134)	(271,733)
Distributions to noncontrolling interests	(250,271)	(216,758)	(195,023)
Contributions from noncontrolling interests	42,356	66,467	37,704

Net cash provided by (used in) financing activities	805,011	(808,040)	468,340

Effect of exchange rate changes on cash and cash equivalents	(24,570)	(26,488)	4,590

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(48,922)	(5,263)	230,748
Cash and cash equivalents at beginning of period	682,777	688,040	457,292

Cash and cash equivalents at end of period	$633,855	$682,777	$688,040

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the years ended December 31, 2014, 2013 and 2012
(in thousands, except share data)

	Preference Shares		Ordinary Shares		Treasury Stock					Total FMC-AG & Co. KGaA shareholders' equity
									Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2011	3,965,691	$4,452	300,164,922	$371,649	—	$—	$3,362,633	$4,648,585	$(485,767)	$7,901,552	$159,465	$8,061,017
Proceeds from exercise of options and related tax effects	7,642	10	2,574,836	3,266	—	—	110,510	—	—	113,786	—	113,786
Compensation expense related to stock options	—	—	—	—	—	—	26,476	—	—	26,476	—	26,476
Dividends paid	—	—	—	—	—	—	—	(271,733)	—	(271,733)	—	(271,733)
Purchase/ sale of noncontrolling interests	—	—	—	—	—	—	(26,918)	—	—	(26,918)	86,705	59,787
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(26,428)	(26,428)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	—	—	18,880	—	—	18,880	—	18,880
Net income	—	—	—	—	—	—	—	1,186,809	—	1,186,809	45,450	1,232,259
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(6,346)	(6,346)	(438)	(6,784)

Comprehensive income	—	—	—	—	—	—	—	—	—	1,180,463	45,012	1,225,475

Balance at December 31, 2012	3,973,333	$4,462	302,739,758	$374,915	—	$—	$3,491,581	$5,563,661	$(492,113)	$8,942,506	$264,754	$9,207,260

Proceeds from exercise of options and related tax effects	2,200	3	2,280,439	3,031	—	—	102,520	—	—	105,554	—	105,554
Proceeds from conversion of preference shares into ordinary shares	(3,975,533)	(4,465)	3,975,533	4,465	—	—	34,784	—	—	34,784	—	34,784
Compensation expense related to stock options	—	—	—	—	—	—	13,593	—	—	13,593	—	13,593
Purchase of treasury stock	—	—	—	—	(7,548,951)	(505,014)	—	—	—	(505,014)	—	(505,014)
Dividends paid	—	—	—	—	—	—	—	(296,134)	—	(296,134)	—	(296,134)
Purchase/ sale of noncontrolling interests	—	—	—	—	—	—	(3,566)	—	—	(3,566)	(11,607)	(15,173)
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(32,275)	(32,275)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	—	—	(108,575)	—	—	(108,575)	—	(108,575)
Net income	—	—	—	—	—	—	—	1,109,890	—	1,109,890	32,577	1,142,467
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(58,474)	(58,474)	(2,993)	(61,467)

Comprehensive income	—	—	—	—	—	—	—	—	—	1,051,416	29,584	1,081,000

Balance at December 31, 2013	—	$—	308,995,730	$382,411	(7,548,951)	$(505,014)	$3,530,337	$6,377,417	$(550,587)	$9,234,564	$250,456	$9,485,020

Proceeds from exercise of options and related tax effects	—	—	2,108,521	2,804	—	—	99,182	—	—	101,986	—	101,986
Compensation expense related to stock options	—	—	—	—	—	—	8,507	—	—	8,507	—	8,507
Dividends paid	—	—	—	—	—	—	—	(317,903)	—	(317,903)	—	(317,903)
Purchase/ sale of noncontrolling interests	—	—	—	—	—	—	(2,184)	—	—	(2,184)	327,220	325,036
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(71,054)	(71,054)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	—	—	(89,767)	—	—	(89,767)	—	(89,767)
Net income	—	—	—	—	—	—	—	1,045,266	—	1,045,266	80,949	1,126,215
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(537,156)	(537,156)	(2,513)	(539,669)

Comprehensive income	—	—	—	—	—	—	—	—	—	508,110	78,436	586,546

Balance at December 31, 2014	—	$—	311,104,251	$385,215	(7,548,951)	$(505,014)	$3,546,075	$7,104,780	$(1,087,743)	$9,443,313	$585,058	$10,028,371

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.     The Company and Basis of Presentation

The Company

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company. The Company provides dialysis care services related to the dialysis treatment a patient receives with end-stage renal disease ("ESRD"), as well as other health care services. We describe our other health care services as "Care Coordination." Care Coordination services include pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent the Company's health care services. In addition, the Company also provides dialysis products for the treatment of ESRD, which includes manufacturing and distributing products such as hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products in addition to sales of dialysis products to other dialysis service providers.

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

        Certain items, in the net aggregate amount of $37,970 and $13,670 for 2013 and 2012, respectively, relating to research and development, compensation expense and income from equity method investees have been reclassified in the prior years' comparative consolidated financial statements between the North America Segment, the International Segment and Corporate, as applicable, to conform to the current year's presentation.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The Company has entered into various arrangements with certain legal entities whereby the entities' investors own disproportionate equity ownership interests in relation to the risks and rewards they retain for these arrangements or the entities are unable to provide their own funding for their operations. In these arrangements, the entities are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated. During 2014, the Company has consolidated 113 new VIEs in the North America Segment as a result of acquisitions. In the International Segment, the Company has consolidated five new VIEs as a result of acquisitions while three entities have ceased to be VIEs due to either an increase in the Company's shareholdings to 100% or a sale of a previously consolidated entity. The Company has provided some or all of the following services to the VIEs: management, financing or product supply. All VIEs generated approximately $533,652, $203,333 and $205,858 in revenue in 2014, 2013, and 2012, respectively. The Company provided funding to VIEs through loans and accounts receivable of $298,875 and $150,300 in 2014 and 2013, respectively. The table below shows the carrying amounts of the assets and liabilities of VIEs at December 31, 2014 and 2013:

	2014	2013
Trade accounts receivable, net	$195,369	$102,549
Other current assets	232,487	59,695
Property, plant and equipment, intangible assets & other non-current assets	59,351	26,274
Goodwill	37,934	32,759
Accounts payable, accrued expenses and other liabilities	485,006	133,977
Non-current loans from related parties	28,985	12,998
Equity	11,150	74,302

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

d)    Property, Plant and Equipment

        Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 6). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 40 years for buildings and improvements with a weighted average life of 13 years and 3 to 18 years for machinery and equipment with a weighted average life of 10 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2014, 2013, and 2012 was $4,571, $7,358 and $3,952, respectively.

e)    Intangible Assets and Goodwill

        Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, customer relationships and lease agreements are recognized and reported apart from goodwill (see Note 7).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful life which on average is 8 years. Technology is amortized over its useful life of 15 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful life which on average is 10 years. Customer relationships are amortized over their useful life of 12 years. All other intangible assets are amortized over their weighted average useful lives of 6 years. The weighted average useful life of all amortizable intangible assets is 9 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

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

        In a first step, the Company compares the fair value of a reporting unit to its carrying amount. Fair value is determined using estimated future cash flows for the unit discounted by an after-tax weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company's business which, results from the non-discretionary nature of the health care services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The reporting units' respective expected growth rates for the period beyond ten years are: North America Segment 1%, Europe 0%, Latin America 4%, and Asia-Pacific 4%. The discount factor is determined by the WACC of the respective reporting unit. The Company's WACC consisted of a basic rate of 6.01% for 2014. The basic rate is then adjusted by a country-specific risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions, until they are appropriately integrated, within each reporting unit. In 2014, WACCs for the reporting units ranged from 5.96% to 15.73%.

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

f)    Derivative Financial Instruments

        Derivative financial instruments, which primarily include foreign currency forward contracts and interest rate swaps, are recognized as assets or liabilities at fair value in the balance sheet (see Note 21). From time to time, the Company may enter into other types of derivative instruments which are dealt with on a transaction by transaction basis. Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlying assets and liabilities are recognized periodically in earnings, while the effective portion of changes in fair value of derivative financial instruments classified as cash flow hedges is recognized in accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity. The ineffective portion is recognized in current net earnings. The change in fair value

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

of derivatives that do not qualify for hedge accounting are recorded in the income statement and usually offset the changes in value recorded in the income statement for the underlying asset or liability.

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

h)    Revenue Recognition and Allowance for Doubtful Accounts

Revenue Recognition

        Health care revenues, other than the hospitalist revenues discussed below, are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company's standard rates or at rates determined under reimbursement arrangements. In the U.S., these arrangements are generally with third party payors, like Medicare, Medicaid or commercial insurers. Outside the U.S., the reimbursement is usually made through national or local government programs with reimbursement rates established by statute or regulation.

        Dialysis product revenues are recognized upon transfer of title to the customer, either at the time of shipment, upon receipt or upon any other terms that clearly define passage of title. Product revenues are normally based upon pre-determined rates that are established by contractual arrangement.

        For both health care revenues and dialysis product revenues, patients, third party payors and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

        Hospitalist revenues are reported at the estimated net realizable amount from third-party payors, client hospitals, and others at the time services are provided. Third-party payors include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, and commercial insurance companies. Inpatient acute care services rendered to Medicare and Medicaid program beneficiaries are paid according to a fee-for-service schedule. These rates vary according to a patient classification system that is based on clinical, diagnostic and other factors. Inpatient acute services generated through payment arrangements with managed care health plans and commercial insurance companies are recorded on an accrual basis in the period in which services are provided at established rates. Contractual adjustments and bad debts are recorded as deductions from gross revenue to determine net revenue. In addition to the net patient service revenue described below, the company receives subsidies from hospitals to provide hospitalist services.

        As of January 1, 2012, the Company adopted ASU 2011-07, Health Care Entities-Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts and as a result, for services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the difference between the receivable recorded and the amount estimated to be collectible must be recorded as a provision and the expense is presented as a reduction of health care revenue. The provision includes such items as amounts due from patients without adequate insurance coverage and patient co-payment and deductible amounts due from patients with health care coverage. The Company bases the provision mainly on past collection history and reports it as "Patient service bad debt provision" on the Consolidated Statements of Income.

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

Allowance for doubtful accounts

        In the North America Segment for receivables generated from health care services, the accounting for the allowance for doubtful accounts is based on an analysis of collection experience and recognizing the differences between payors. The Company also performs an aging of accounts receivable which enables the review of each customer and their payment pattern. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances.

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

n)    Concentration of Risk

        The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to healthcare providers throughout the world, and in providing kidney dialysis treatment. The Company also provides additional health care services under Care Coordination. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral.

        Approximately 31%, 32% and 32% of the Company's worldwide revenues were earned and subject to regulations under Medicare and Medicaid, governmental healthcare programs administered by the United States government in 2014, 2013, and 2012, respectively.

        No single debtor other than U.S. Medicare and Medicaid accounted for more than 5% of total trade accounts receivable in any of these years. Trade accounts receivable in the International Segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 3% at December 31, 2014.

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

r)    Employee Benefit Plans

        For the Company's funded benefit plans, the defined benefit obligation is offset against the fair value of plan assets (funded status). A pension liability is recognized in the Consolidated Balance Sheets if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under "Other assets and notes receivables" in the Consolidated Balance Sheets) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund. Changes in the funded status of a plan resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost are recognized through accumulated other comprehensive income, net of tax, in the year in which they occur. Actuarial gains or losses and prior service costs are subsequently recognized as components of net periodic benefit cost when realized. The Company uses December 31 as the measurement date when measuring the funded status of all plans.

s)    Recent Pronouncements

Recently Implemented Accounting Pronouncements

        On February 28, 2013 FASB issued Accounting Standards Update 2013-04 ("ASU 2013-04") Liabilities (Topic 405), Obligations Resulting from Joint and Several Liability Arrangements for which the Total Amount of the Obligations is Fixed at the Reporting Date. ASU 2013-04's objective is to provide guidance and clarification on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements such as debt arrangements, other contractual obligations and settled litigation and judicial rulings. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2013. We adopted ASU 2013-04 as of January 1, 2014. ASU 2013-04 does not have a material impact on our consolidated financial statements.

        On March 4, 2013 FASB issued Accounting Standards Update 2013-05 ("ASU 2013-05") Foreign Currency Matters (Topic 830), Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Foreign Entity. The purpose of ASU 2013-05 is to provide clarification and further refinement regarding the treatment of the release of a cumulative translation adjustment into net income. This occurs in instances where the parent sells either a part or all of its investment in a foreign entity, as well as when a company ceases to hold a controlling interest in a subsidiary or group of assets that is a nonprofit activity or business within a foreign entity. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2013. We adopted ASU 2013-05 as of January 1, 2014. ASU 2013-05 does not have a material impact on the Company and its consolidated financial statements.

        On June 19, 2014, FASB issued Accounting Standards Update 2014-12 ("ASU 2014-12"), Compensation – Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2015. Early adoption is permitted. We utilized and will continue to utilize the guidance updated by this ASU and as such there is no expected impact on our Consolidated Financial Statements.

        On July 18, 2013, FASB issued Accounting Standards Update 2013-11 ("ASU 2013-11") Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The purpose of ASU 2013-11 is to align the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. In most cases, the unrecognized tax benefit should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2013. We adopted ASU 2013-11 as of January 1, 2014. ASU 2013-11 does not have a material impact on the Company and its consolidated financial statements.

        On November 4, 2014 FASB issued Accounting Standards Update 2014-16 ("ASU 2014-16") Derivatives and Hedging (Topic 815), Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. ASU 2014-16's objective is to eliminate the use of different methods in practice and thereby reduce existing diversity under GAAP in the accounting for hybrid financial instruments issued in the form of a share. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2015. As early adoption is permissible and the Company's financial statements are in conformity with the update, the Company has adopted ASU 2014-16 as of November 4, 2014. ASU 2014-16 does not have a material impact on the Company and its consolidated financial statements.

        On November 18, 2014 FASB issued Accounting Standards Update 2014-17 ("ASU 2014-17") Business Combinations (Topic 805): Pushdown Accounting. ASU 2014-17's objective is to provide an acquired entity with an option to apply pushdown accounting in its separate financial statements. This option is given upon occurrence of an event in which an acquirer obtains control of the acquired entity. The update is effective on November 18, 2014 and has been adopted by the Company as of November 18, 2014. ASU 2014-17 does not have an impact on the Company and its consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

        On January 23, 2014, FASB issued Accounting Standards Update 2014-05 ("ASU 2014-05") Service Concession Arrangements (Topic 853). ASU 2014-05's objective is to specify that an operating entity should not account for a service concession arrangement that is within the scope of ASU 2014-05 as a lease. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. ASU 2014-05 will not have a material impact on the Company and its Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        On April 10, 2014 FASB issued Accounting Standards Update 2014-08 ("ASU 2014-08") Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360), Reporting discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08's objective is to reduce the complexity and difficulty in applying guidance for discontinued operations. ASU 2014-08's main focus is to limit the presentation to disposals representing a strategic shift that has a major effect on operations or financial results. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. Currently, ASU 2014-08 will not have an impact on our Consolidated Financial Statements.

        On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, Topic 606. Simultaneously, the IASB published its equivalent revenue standard, "IFRS 15," Revenue from Contracts with Customers. The standards are the result of a convergence project between FASB and the IASB. This update specifies how and when companies reporting under U.S. GAAP will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. ASU 2014-09 supersedes some guidance included in topic 605, Revenue Recognition, some guidance within the scope of Topic 360, Property, Plant, and Equipment, and some guidance within the scope of Topic 350, Intangibles – Goodwill and Other. This ASU applies to nearly all contracts with customers, unless those contracts are within the scope of other standards (for example, lease contracts or insurance contracts). This update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2016. Earlier adoption is not permitted. We are currently evaluating the impact of 2014-09 on our Consolidated Financial Statements.

        On June 12, 2014, FASB issued Accounting Standards Update 2014-11 ("ASU 2014-11"), Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures, which aligns the accounting for repurchase-to-maturity transactions and repurchase financing arrangements with the accounting for other typical repurchase agreements, i.e these transactions will be accounted for as secured borrowings. ASU 2014-11 also requires additional disclosures about repurchase agreements and other similar transactions. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2014. ASU 2014-11 will not have a material impact on the Company and its Consolidated Financial Statements.

2.     Acquisitions, Investments and Purchases of Intangible Assets

        During 2014, the Company completed acquisitions, made investments, and purchased intangible assets in the amount of $1,986,732, including those listed below. Of this amount, $1,779,058 were paid in cash and $207,674 were assumed obligations and pending payments for purchase considerations. Unaudited pro forma results of operations assuming these acquisitions had taken place at the beginning of each period are not provided because the historical operating results of the acquired companies were not significant.

Acquisitions

        The Company's acquisition spending was driven primarily by the purchase of dialysis clinics in the normal course of its operations and the expansion of Care Coordination activities in 2014.

        The aggregate purchase price of all collectively and individually non-material acquisitions during the year was $1,687,195, net of cash acquired. Of this amount, $1,479,521 were paid in cash and $207,674 were assumed obligations and pending payments for purchase considerations. Based on preliminary purchase price allocations, the Company recorded $1,713,206 of goodwill and $196,281 of intangible assets, which represent the share of both controlling and noncontrolling interests. Goodwill arose principally due to the fair value of the acquired established streams of future cash flows for these acquisitions versus building similar franchises.

  •
  On May 23, 2014, the Company acquired MedSpring Urgent Care Centers ("MedSpring") with operations in Illinois and Texas. MedSpring's 14 urgent care centers provide convenient, consistent, high-quality primary care and customer service.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

  •
  On July 1, 2014, the Company completed a transaction to become the controlling majority shareholder of the U.S. based company Sound Inpatient Physicians, Inc. ("Sound"), a physician services organization focused on hospitalist and post-acute care services. This business was acquired to expand the Company's hospitalist services to further increase the quality of care to our patients. Sound has more than 1,000 physician partners providing care in over 100 hospitals and post-acute care centers across the United States.

  •
  On October 21, 2014, the Company acquired National Cardiovascular Partners ("NCP"). NCP is the leading operator of endovascular, vascular and cardiovascular specialty services. In partnership with over 200 physicians, NCP operates 21 outpatient cardiac catheterization and vascular laboratories in six states.

  •
  On November 21, 2014, the Company, through Sound, acquired Cogent Healthcare ("Cogent") with more than 650 providers, who offer hospitalist and intensivist services to more than 80 hospitals throughout the United States. Combined, the expanded Sound Physicians organization will now serve over 180 hospitals in 35 states with more than 1,750 providers including physicians and advanced care practitioners.

        The intangible assets associated with these acquisitions consist primarily of customer relationships and tradenames at fair value to be amortized on a straight-line basis over a weighted average period of approximately 8-9 years.

        Business combinations during 2014 decreased the Company's Net Income (Net Income attributable to the shareholders of FMC-AG & Co. KGaA) by $3,598, including the costs of the acquisitions, and Net Revenue increased by $541,070. Total Assets increased $2,505,027 due to business combinations.

Investments and Purchases of Intangible Assets

        Investments and purchases of intangible assets were $299,537 for the period ended December 31, 2014. This amount was primarily driven by an investment in available for sale financial assets as well as deferred acquisition payments and notes receivables related to an equity method investee.

3.     Related Party Transactions

        The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owns approximately 31.1% of the Company's outstanding shares at December 31, 2014. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service Agreements, Lease Agreements and Products

        The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. Under these agreements, the Company also performs clinical studies and marketing and distribution services for certain of its equity method investees. These related party agreements generally have a duration of 1-5 years and are renegotiated on an as needed basis when the agreement comes due.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire in 2016 and contain renewal options. As of December 31, 2014, future minimum rental payments under these non-cancelable operating leases with Fresenius SE and other affiliates were $55,163 and $83,944, respectively. These minimum rental payments are included within the amounts disclosed in Note 19.

        In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization ("GPO"). Kabi USA is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

        The Company entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. The Company agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. A contract was signed on January 1, 2015 to sell certain assets and liabilities related to the manufacturing facility to Kabi USA in the amount of $9,327. The disposal will be accounted for as a transaction between parties under common control.

        Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
	For the year ended December 31, 2014		For the year ended December 31, 2013		For the year ended December 31, 2012		December 31, 2014		December 31, 2013
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements
Fresenius SE	380	21,788	807	21,059	129	19,926	106	3,134	245	2,365
Fresenius SE affiliates	7,956	68,236	6,743	82,518	5,681	60,852	1,396	2,462	975	1,900
Equity method investees	17,911	—	21,647	—	26,602	—	4,265	270	20,336	—

Total	$26,247	$90,024	$29,197	$103,577	$32,412	$80,778	$5,767	$5,866	$21,556	$4,265

Lease Agreements
Fresenius SE	—	10,554	—	9,865	—	9,126	—	—	—	—
Fresenius SE affiliates	—	17,389	—	17,111	—	16,053	—	—	—	—

Total	$—	$27,943	$—	$26,976	$—	$25,179	$—	$—	$—	$—

Products
Fresenius SE	1	—	17	—	13	—	—	—	—	—
Fresenius SE affiliates	63,917	44,754	30,045	51,901	22,085	60,208	18,352	4,132	18,587	7,231

Total	$63,918	$44,754	$30,062	$51,901	$22,098	$60,208	$18,352	$4,132	$18,587	$7,231

b)    Financing

        The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2014 and December 31, 2013, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $146,144 and $112,568, respectively. As of December 31, 2014 and December 31, 2013, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of $103,386 and $102,731, respectively. The interest rates for these cash management

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

        On May 23, 2014, the Company repaid a Chinese Yuan Renminbi ("CNY") loan upon its maturity of 360,794 ($57,854), including interest, to a subsidiary of Fresenius SE.

        On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500 at an interest rate of 2.5366%. The loan agreement contains automatic one year renewals and requires a six-month termination notice.

        On August 19, 2009, the Company borrowed €1,500 ($1,821 at December 31, 2014) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 20, 2015 with an interest rate of 1.849%. On November 28, 2013, the Company borrowed an additional €1,500 ($1,821 at December 31, 2014) from the General Partner at 1.875%. This loan is due on November 27, 2015 with an interest rate of 1.506%.

        At December 31, 2014, the Company borrowed from Fresenius SE €1,400 ($1,700 at December 31, 2014) on an unsecured basis at an interest rate of 1.188%. Subsequent to December 31, 2014, the Company received additional advances from Fresenius SE increasing the amount borrowed to €27,200 ($33,024) and is due on February 27, 2015. For further information on this loan agreement, see Note 10. "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties – Short-Term Borrowings from Related Parties."

        At December 31, 2014 and 2013, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300 and €11,800 ($10,077 at December 31, 2014 and $16,273 at December 31, 2013), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each have a coupon rate of 5.25%. For further information on the Senior Notes, see Note 11. "Long-Term Debt and Capital Lease Obligations – Senior Notes".

        At December 31, 2014 Fresenius SE held unsecured Senior Notes issued by the Company in the amount of $1,170. The Senior Notes were issued in 2014, mature in 2020 and 2024, respectively, and have a coupon rate of 4.125% and 4.75%. As of January 7, 2015, Fresenius SE sold all positions held on these Senior Notes. For further information on the Senior Notes, see Note 11 "Long-Term Debt and Capital Lease Obligations – Senior Notes".

c)    Key Management Personnel

        Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition members of the Management Board and the Supervisory Board as key management personnel, as well as their close relatives, are considered related parties.

        The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the General Partner's management board. The aggregate amount reimbursed to the General Partner was $25,511, $16,327 and $18,995, respectively, for its management services during 2014, 2013 and 2012 and included an annual fee of $159, $159 and $94, respectively, as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner's share capital (€3,000 as of December 31, 2014). As of December 31, 2014 and December 31, 2013, the Company had accounts receivable from the General Partner in the amount of $462 and $407, respectively. As of December 31, 2014 and December 31, 2013, the Company had accounts payable to the General Partner in the amount of $27,347 and $9,702, respectively.

        The Chairman of the Company's Supervisory Board is also the Chairman of the Supervisory Board of Fresenius SE and of the general partner of Fresenius SE. He is also a member of the Supervisory Board of the Company's General Partner.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The Vice Chairman of the Company's Supervisory Board is a member of the Supervisory Board of the general partner of Fresenius SE and Vice Chairman of the Supervisory Board of the Company's General Partner. He is also Chairman of the Advisory Board of a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He is also a partner in a law firm which provided services to the Company and certain of its subsidiaries. The Company incurred expenses in the amount of $1,957, $1,268, and $1,519 for these services during 2014, 2013 and 2012, respectively. Five of the six members of the Company's Supervisory Board, including the Chairman and Vice Chairman, are also members of the Supervisory Board of the Company's General Partner.

        The Chairman of the Supervisory Board of the Company's general partner is also the Chairman of the Management Board of the general partner of Fresenius SE, and the Chairman and Chief Executive Officer of the Management Board of the Company's general partner is a member of the Management Board of the general partner of Fresenius SE.

4.     Inventories

        At December 31, 2014 and December 31, 2013, inventories consisted of the following:

	2014	2013
Finished goods	$677,110	$640,355
Raw materials and purchased components	197,920	185,146
Health care supplies	170,614	195,519
Work in process	69,910	76,084

Inventories	$1,115,554	$1,097,104

        Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $443,658 of materials, of which $206,054 is committed at December 31, 2014 for 2015. The terms of these agreements run 1 to 6 years.

        Healthcare supplies inventories at December 31, 2014 and 2013 included $34,752 and $33,294, respectively, of Erythropoietin ("EPO"). The Company's previous contract with its EPO supplier, Amgen Inc. ("Amgen") expired on December 31, 2014. As a result, the Company entered into a new four-year sourcing and supply agreement with Amgen.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

5.     Prepaid Expenses and Other Current Assets

        At December 31, 2014 and 2013, prepaid expenses and other current assets consisted of the following:

	2014	2013
Taxes Receivable	$318,480	$133,673
Available for sale financial assets(1)	168,062	29,185
Cost Report Receivable from Medicare and Medicaid	137,543	130,236
Receivables for supplier rebates	85,548	105,994
Other deferred charges	58,315	62,555
Leases receivable	55,503	48,538
Prepaid rent	53,015	49,409
Amounts due from managed locations	34,054	22,676
Payments on account	30,680	33,934
Derivatives	28,241	16,664
Prepaid insurance	21,290	11,854
Deposit / Guarantee / Security	19,447	19,212
Receivable for sale of investment to third party	9,335	21,846
Other	313,554	351,615

Total prepaid expenses and other current assets	$1,333,067	$1,037,391

(1)
The impact on the Consolidated Statements of Income and the Consolidated Statements of Shareholders' Equity is not material.

        The item "Other" in the table above includes interest receivables, notes receivables and loans to customers.

6.     Property, Plant and Equipment

        At December 31, 2014 and 2013, property, plant and equipment consisted of the following:

	2014	2013
Land	$65,081	$46,689
Buildings and improvements	2,630,431	2,432,824
Machinery and equipment	3,965,870	3,808,356
Machinery, equipment and rental equipment under capitalized leases	62,016	43,239
Construction in progress	314,067	267,653

	7,037,465	6,598,761
Accumulated depreciation	(3,747,285)	(3,506,807)

Property, plant and equipment, net	$3,290,180	$3,091,954

        Depreciation expense for property, plant and equipment amounted to $600,845, $555,125 and $515,455 for the years ended December 31, 2014, 2013, and 2012, respectively.

        Included in machinery and equipment at December 31, 2014 and 2013 were $614,797 and $597,024, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

        Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $24,420 and $21,201 at December 31, 2014 and 2013, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

7.     Intangible Assets and Goodwill

        At December 31, 2014 and 2013, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	2014		2013
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Assets
Non-compete agreements	$338,443	$(257,234)	$325,335	$(240,412)
Technology	113,346	(51,225)	106,510	(44,584)
Licenses and distribution agreements	194,810	(111,754)	223,701	(112,697)
Customer Relationships	239,694	(12,059)	98,000	(650)
Self-developed software	122,944	(59,955)	105,087	(46,097)
Other	355,750	(252,619)	350,475	(264,031)
Construction in progress	32,653	—	39,570	—

	$1,397,640	$(744,846)	$1,248,678	$(708,471)

        At December 31, 2014 and 2013 the carrying value of non-amortizable intangible assets other than goodwill consisted of the following:

	2014	2013
	Carrying Amount	Carrying Amount
Non-amortizable Intangible Assets
Tradename	$209,513	$210,630
Management contracts	7,104	7,039

	$216,617	$217,669

Total Intangible Assets	$869,411	$757,876

        The amortization on intangible assets amounted to $98,483, $93,100 and $87,441 for the years ended December 31, 2014, 2013, and 2012, respectively. The table shows the estimated amortization expense of these assets for the following five years.

Estimated Amortization Expense
2015	$96,634

2016	$92,633

2017	$87,653

2018	$84,809

2019	$81,943

Goodwill

        Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During 2014 and 2013, the Company's acquisitions consisted primarily of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

purchase of clinics in the normal course of operations and the expansion in Care Coordination. The changes to goodwill in 2014 and 2013 are as follows:

	North America	International	Segment Total	Corporate	Total
Balance as of December 31, 2012	$9,487,013	$1,521,359	$11,008,372	$413,517	$11,421,889
Goodwill acquired, net of divestitures	158,582	99,634	258,216	—	258,216
Reclassifications	—	(3,807)	(3,807)	4,226	419
Foreign Currency Translation Adjustment	52	(23,029)	(22,977)	640	(22,337)

Balance as of December 31, 2013	$9,645,647	$1,594,157	$11,239,804	$418,383	$11,658,187

Goodwill acquired, net of divestitures	1,535,840	174,967	1,710,807	—	1,710,807
Reclassifications	—	—	—	—	—
Foreign Currency Translation Adjustment	(533)	(284,068)	(284,601)	(2,213)	(286,814)

Balance as of December 31, 2014	$11,180,954	$1,485,056	$12,666,010	$416,170	$13,082,180

8.     Other Assets and Notes Receivables

        On August 12, 2013, FMCH made an investment-type transaction by providing a credit facility to a middle-market dialysis provider in the amount of up to $200,000 to fund general corporate purposes. The transaction is in the form of subordinated notes with a maturity date of July 4, 2020 (unless prepaid) and a payment-in-kind ("PIK") feature that will allow interest payments in the form of cash (at 10.75%) or PIK (at 11.75%). The PIK feature, if used, allows for the addition of the accrued interest to the then outstanding principal. The collateral for this loan is 100% of the equity interest in this middle-market dialysis provider. The availability period for drawdowns on this loan was 18 months and ended on February 12, 2015. The Company assesses the recoverability of this investment based on quarterly financial statements and other information obtained, used for an assessment of profitability and business plan objectives, as well as by analyzing general economic and market conditions in which the provider operates. On April 30, 2014, the Payee exercised the PIK feature and converted $10,137 of accrued interest then due to outstanding principal. On October 31, 2014, the Payee paid interest of $9,999. Consequently, at December 31, 2014, $180,137 is effectively drawn down with $3,369 of interest income accrued. Interest is payable on a semi-annual basis.

9.     Accrued Expenses and Other Current Liabilities

        At December 31, 2014 and 2013, accrued expenses and other current liabilities consisted of the following:

	2014	2013
Accrued salaries, wages and incentive plan compensations	$647,627	$542,230
Unapplied cash and receivable credits	333,858	302,337
Accrued self-insurance	238,036	201,346
Accrued operating expenses	139,652	102,914
Accrued interest	119,886	122,166
Withholding tax and VAT	91,839	93,407
Derivative financial instruments	53,804	25,701
Accrued variable payments outstanding for acquisition	32,984	18,200
Special charge for legal matters	—	115,000
Other	539,559	489,232

Total accrued expenses and other current liabilities	$2,197,245	$2,012,533

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        In 2001, the Company recorded a $258,159 special charge to address legal matters relating to transactions pursuant to the Agreement and Plan of Reorganization dated at February 4, 1996 by and between W.R. Grace & Co. and Fresenius SE, estimated liabilities and legal expenses arising in connection with the W.R. Grace & Co. Chapter 11 proceedings (the "Grace Chapter 11 Proceedings") and the cost of resolving pending litigation and other disputes with certain commercial insurers. During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved a definitive settlement whereby the Company agreed to pay $115,000. On February 3, 2014, the Company paid $115,000 which had been previously accrued. All matters related to the recorded charge have now been resolved.

        The item "Other" in the table above includes accruals for legal and compliance costs, physician compensation, commissions, short-term portion of pension liabilities, bonuses and rebates and accrued rents.

10.   Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

        At December 31, 2014 and December 31, 2013, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	2014	2013
Borrowings under lines of credit	$132,495	$95,690
Other financial liabilities	198	958

Short-term borrowings and other financial liabilities	132,693	96,648
Short-term borrowings from related parties (see Note 3.b, excluding interest)	5,357	62,342

Short-term borrowings, other financial liabilities and short-term borrowings from related parties	$138,050	$158,990

Short-term Borrowings under lines of credit

        Short-term borrowings of $132,495 and $95,690 at December 31, 2014 and 2013, respectively, represented amounts borrowed by the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2014 and 2013 were 5.09% and 4.00%, respectively.

        Excluding amounts available under the Amended 2012 Credit Agreement (the "Amended 2012 Credit Agreement", see Note 11 below), at December 31, 2014 and 2013, the Company had $247,735 and $232,943 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company's subsidiary that is party to the agreement or may require the Company's guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

Short-term Borrowings from related parties

        The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR, as applicable, plus applicable margin. Advances can be repaid and reborrowed. On December 31, 2014, the Company received an advance of €1,400 ($1,700) at an interest rate of 1.188%. For further information on short-term borrowings from related party outstanding at December 31, 2014 and 2013, see Note 3 b.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

11.   Long-term Debt and Capital Lease Obligations

        As of December 31, 2014 and December 31, 2013, long-term debt and capital lease obligations consisted of the following:

	2014	2013
Amended 2012 Credit Agreement	$2,900,222	$2,707,145
Senior Notes	5,514,947	4,824,753
Equity-neutral convertible bonds	451,653	—
Euro Notes(1)	—	46,545
European Investment Bank Agreements(2)	—	193,074
Accounts receivable facility	341,750	351,250
Capital lease obligations	40,991	24,264
Other	144,321	111,259

Long-term debt and capital lease obligations	$9,393,884	$8,258,290
Less current maturities	(313,607)	(511,370)

Long-term debt and capital lease obligations, less current portion	$9,080,277	$7,746,920

(1)
The Euro Notes were fully paid on October 27, 2014.

(2)
The remaining two loans under the European Investment Bank Agreements were repaid on their maturity in February 2014.

        The Company's long-term debt as of December 31, 2014, all of which ranks equally in rights of payment, are described as follows:

Amended 2012 Credit Agreement

        The Company originally entered into a syndicated credit facility of $3,850,000 and a 5 year period (the "2012 Credit Agreement") with a large group of banks and institutional investors (collectively, the "Lenders") on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 and extend the term for an additional two years until October 30, 2019.

        As of December 31, 2014, the Amended 2012 Credit Agreement consists of:

  •
  A 5-year revolving credit facility of approximately $1,500,000 comprising a $1,000,000 revolving facility and a €400,000 revolving facility, which will be due and payable on October 30, 2019.

  •
  A 5-year term loan facility of $2,500,000, also scheduled to mature on October 30, 2019. Quarterly repayments of $50,000 beginning in January 2015 are required with the remaining balance outstanding due October 30, 2019.

  •
  A 5-year term loan facility of €300,000 scheduled to mature on October 30, 2019. Quarterly repayments of €6,000 beginning in January 2015 are required with the remaining balance outstanding due October 30, 2019.

        Interest on the credit facilities is, at the Company's option, at a rate equal to either (i) LIBOR or EURIBOR (as applicable) plus an applicable margin or (ii) the Base Rate as defined in the Amended 2012 Credit Agreement plus an applicable margin. At December 31, 2014, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 1.61%. The euro-denominated tranche had an interest rate of 1.42%.

        The applicable margin is variable and depends on the Company's Consolidated Leverage Ratio which is a ratio of its consolidated funded debt less cash and cash equivalents held by the Consolidated Group to Consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement).

        In addition to scheduled principal payments, indebtedness outstanding under the Amended 2012 Credit Agreement would be reduced by portions of the net cash proceeds received from certain sales of assets.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Obligations under the Amended 2012 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the Lenders.

        The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness, investments, and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Company is required to comply with a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents held by the Consolidated Group to consolidated EBITDA). Additionally, the Amended 2012 Credit Agreement provides for a limitation on dividends, share buy-backs and similar payments. Dividends to be paid are subject to an annual basket, which is €360,000 ($437,076 at December 31, 2014) for 2015, and will increase in subsequent years. Additional dividends and other restricted payments may be made subject to the maintenance of a maximum leverage ratio.

        In default, the outstanding balance under the Amended 2012 Credit Agreement becomes immediately due and payable at the option of the Lenders.

        The Company incurred fees of approximately $19,265 in conjunction with the Amended 2012 Credit Agreement. Unamortized fees related to the 2012 Credit Agreement of approximately $13,436, together with the newly capitalized fees of $5,829, will be amortized over the term of the Amended 2012 Credit Agreement.

        The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2014 and 2013:

	Maximum Amount Available 2014		Balance Outstanding 2014
Revolving Credit USD	$1,000,000	$1,000,000	$35,992	$35,992
Revolving Credit EUR	€400,000	$485,640	€—	$—
USD Term Loan	$2,500,000	$2,500,000	$2,500,000	$2,500,000
EUR Term Loan	€300,000	$364,230	€300,000	$364,230

		$4,349,870		$2,900,222

	Maximum Amount Available 2013		Balance Outstanding 2013
Revolving Credit USD	$600,000	$600,000	$138,190	$138,190
Revolving Credit EUR	€500,000	$689,550	€50,000	$68,955
USD Term Loan	$2,500,000	$2,500,000	$2,500,000	$2,500,000

		$3,789,550		$2,707,145

        In addition, at December 31, 2014 and December 31, 2013, the Company had letters of credit outstanding in the amount of $6,893 and $9,444, respectively, under the revolving credit facility, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the respective revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Senior Notes

        At December 31, 2014, the Company's Senior Notes consisted of the following:

Issuer/Transaction	Face Amount	Maturity	Coupon	Book value 2014	Book value 2013
FMC Finance VI S.A. 2010	€250,000	July 15, 2016	5.50%	$302,537	$342,944
FMC Finance VIII S.A. 2011(1)	€100,000	October 15, 2016	3.58%	$121,410	$137,910
FMC US Finance, Inc. 2007	$500,000	July 15, 2017	6 7/8%	$497,781	$496,894
FMC Finance VIII S.A. 2011	€400,000	September 15, 2018	6.50%	$482,097	$546,531
FMC US Finance II, Inc. 2011	$400,000	September 15, 2018	6.50%	$397,084	$396,297
FMC US Finance II, Inc. 2012	$800,000	July 31, 2019	5.625%	$800,000	$800,000
FMC Finance VIII S.A. 2012	€250,000	July 31, 2019	5.25%	$303,525	$344,775
FMC US Finance II, Inc. 2014	$500,000	October 15, 2020	4.125%	$500,000	$—
FMC US Finance, Inc. 2011	$650,000	February 15, 2021	5.75%	$646,283	$645,672
FMC Finance VII S.A. 2011	€300,000	February 15, 2021	5.25%	$364,230	$413,730
FMC US Finance II, Inc. 2012	$700,000	January 31, 2022	5.875%	$700,000	$700,000
FMC US Finance II, Inc. 2014	$400,000	October 15, 2024	4.75%	$400,000	$—

				$5,514,947	$4,824,753

(1)
This note carries a variable interest rate which was 3.58% at December 31, 2014.

        In October 2014, FMC US Finance II, Inc. issued $500,000 and $400,000 dollar-denominated senior notes ("the 2014 Senior Notes"), the proceeds of which were used to repay Term Loan A-2 under our 2012 Credit Agreement, which was established on July 1, 2014 to finance the investment in Sound and fully repaid on October 29, 2014, as well as other short term debt, and for acquisitions and general corporate purposes. The 2014 Senior Notes were issued at par.

        All Senior Notes are unsecured and guaranteed on a senior basis jointly and severally by the Company and by FMCH and Fresenius Medical Care Deutschland GmbH ("D-GmbH"), (together with FMCH, the "Guarantor Subsidiaries"). The issuers may redeem the Senior Notes (except for the Floating Rate Senior Notes) at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have the right to request that the issuers repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the ratings of the respective Senior Notes.

        The Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. At December 31, 2014, the Company was in compliance with all of its covenants under the Senior Notes.

Equity-neutral Convertible Bonds

        On September 19, 2014, the Company issued €400,000 ($514,080) principal amount of equity-neutral convertible bonds (the "Convertible Bonds") which have a coupon of 1.125% and are due on January 31, 2020. The bonds were issued at par with the initial conversion price based upon the predetermined share price of €73.6448. Beginning November 2017, bond holders can exercise the conversion rights embedded in the bonds at certain dates. In order to fully offset the economic exposure from the conversion feature, the Company purchased call options on its shares ("Share Options"). Any increase of the Company's share price above the conversion price would be offset by a corresponding value increase of the Share Options. The Company will amortize the cost of these options, €29,600 ($38,042 at December 31, 2014), and various other offering costs over the life of the bonds, effectively increasing the total interest rate to 2.611%. We used the net proceeds of $470,976 for general corporate purposes. The Convertible Bonds are jointly and severally guaranteed by FMCH and D-GmbH.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Accounts Receivable Facility

        The Company refinanced the A/R Facility on November 24, 2014 for a term expiring on November 24, 2017 with the available borrowings at $800,000. The following table shows the available and outstanding amounts under the A/R Facility at December 31, 2014 and December 31, 2013.

	Maximum Amount Available(1)		Balance Outstanding
	2014	2013	2014	2013
A/R Facility	$800,000	$800,000	$341,750	$351,250

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

        The Company also had letters of credit outstanding under the A/R Facility in the amount of $66,622 at December 31, 2014 and $65,622 at December 31, 2013. These letters of credit were not included above as part of the balance outstanding at December 31, 2014; however, they reduce available borrowings under the A/R Facility.

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

        NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. The average interest rate during 2014 was 1.052%. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

        At December 31, 2014 and 2013, in conjunction with certain acquisitions and investments, the Company had pending payments of purchase considerations totaling approximately $34,973 and $94,084, respectively, of which $31,369 and $60,036, respectively, were classified as the current portion of long-term debt.

Annual Payments

        Aggregate annual payments applicable to the Amended 2012 Credit Agreement, Senior Notes, the Convertible Bonds, the A/R Facility, capital leases and other borrowings for the five years subsequent to December 31, 2014 and thereafter are:

2015	$313,607
2016	701,714
2017	1,099,976
2018	1,120,753
2019	3,089,452
Thereafter	3,116,570

$9,442,072

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

Defined Benefit Pension Plans

        During the first quarter of 2002 FMCH, the Company's U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2014, FMCH's minimum funding requirement was $21,000. In addition to the compulsory contributions, the Company voluntarily provided $21,365 to the defined benefit plan. Expected funding for 2015 is $20,370.

        The benefit obligation for all defined benefit plans at December 31, 2014, was $877,722 (2013: $660,860) which consists of the gross benefit obligation of $494,269 (2013: $378,170) for the U.S. plan, which is funded by plan assets, and the benefit obligation of $383,453 (2013: $282,690) for the German unfunded plan.

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

	2014	2013
Change in benefit obligation:
Benefit obligation at beginning of year	$660,860	$655,447
Foreign currency translation	(46,505)	11,998
Other Adjustments	—	2,203
Service cost	18,617	15,900
Interest cost	29,513	26,859
Transfer of plan participants	220	(32)
Actuarial (gain) loss	234,199	(34,698)
Benefits paid	(19,182)	(16,817)

Benefit obligation at end of year	$877,722	$660,860

Change in plan assets:
Fair value of plan assets at beginning of year	$248,495	$228,393
Actual return on plan assets	(3,600)	23,058
Employer contributions	42,365	11,339
Benefits paid	(16,402)	(14,295)

Fair value of plan assets at end of year	$270,858	$248,495

Funded status at end of year	$606,864	$412,365

Benefit plans offered by other subsidiaries	$41,990	$29,321

Net Pension Liability	$648,854	$441,686

        Benefit plans offered by the U.S. and Germany contain a pension liability of $606,864 and $412,365 at December 31, 2014 and 2013, respectively. The pension liability consists of a current portion of $4,151 (2013: $4,221) which is recognized as a current liability in the line item "Accrued expenses and other current liabilities" in the balance sheet. The non-current portion of $602,713 (2013: $408,144) is recorded as non-current pension liability in the balance sheet. Approximately 80% of the beneficiaries are located in the U.S. with the majority of the remaining 20% located in Germany.

        The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $811,359 and $614,576 at December 31, 2014 and 2013, respectively; the related plan assets had a fair value of $270,858 and $248,495 at December 31, 2014 and 2013, respectively.

        Benefit plans offered by other subsidiaries outside of the U.S. and Germany contain separate benefit obligations. The total net pension liability for these other plans was $41,990 and $29,321 at December 31, 2014 and 2013 respectively and consists of a pension asset of $68 (2013: $77) recognized as "Other non-current assets and notes receivables" and a current pension liability of $2,453 (2013: $1,684), which is recognized as a current liability in the line item "Accrued expenses and other current liabilities". The non-current pension liability of $39,605 (2013: $27,714) for these plans is recorded as "non-current pension liability" in the balance sheet.

        At December 31, 2014 the weighted average duration of the defined benefit obligation was 18 years (2013: 18 years).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The table below reflects pre-tax effects of actuarial losses (gains) in other comprehensive income ("OCI") relating to pension liabilities. At December 31, 2014, there are no cumulative effects of prior service costs included in other comprehensive income.

Actuarial (gains) losses
Actuarial (gains) losses recognized in OCI at December 31, 2011	$184,778
Actuarial (gain) loss for the year	119,685
Amortization of unrealized losses	(18,334)
Foreign currency translation	1,827

Actuarial (gains) losses recognized in OCI at December 31, 2012	$287,956

Actuarial (gain) loss for the year	$(44,118)
Other Adjustments	563
Amortization of unrealized losses	(25,418)
Foreign currency translation	3,984

Actuarial (gains) losses recognized in OCI at December 31, 2013	$222,967

Actuarial (gain) loss for the year	253,969
Other Adjustments	—
Amortization of unrealized losses	(17,147)
Foreign currency translation	(21,661)

Actuarial (gains) losses recognized in OCI at December 31, 2014	$438,128

        The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $37,869.

        The discount rates for all plans are based upon yields of portfolios of equity and highly rated debt instruments with maturities that mirror the plan's benefit obligation. The Company's discount rates at December 31, 2014 and at December 31, 2013 are the weighted average of these plans based upon their benefit obligations. The following weighted-average assumptions were utilized in determining benefit obligations at December 31:

in %	2014	2013
Discount rate	3.23	4.55
Rate of compensation increase	3.28	3.29

Sensitivity analysis

        Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2014 as follows:

	0.5% increase	0.5% decrease
Discount rate	$(76,765)	$88,257
Rate of compensation increase	10,266	(10,164)
Rate of pensions increase	28,010	(25,325)

        The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2014. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

        The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The defined benefit pension plans' net periodic benefit costs are comprised of the following components for each of the years ended December 31:

	2014	2013	2012
Components of net periodic benefit cost:
Service cost	$18,617	$15,900	$10,704
Interest cost	29,513	26,859	26,194
Expected return on plan assets	(16,169)	(13,638)	(15,241)
Amortization of unrealized losses	17,147	25,418	18,334

Net periodic benefit costs	$49,108	$54,539	$39,991

        Net periodic benefit cost is allocated as personnel expense within costs of revenues, selling, general and administrative expense or research and development expense. This is depending upon the area in which the beneficiary is employed.

        The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2014	2013	2012
Discount rate	4.55	4.14	5.10
Expected return of plan assets	6.00	6.00	7.00
Rate of compensation increase	3.29	3.32	3.69

        Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2015	$19,752
2016	21,633
2017	23,461
2018	25,154
2019	27,271
2020 - 2024	170,331

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Plan Assets

        The following table presents the fair values of the Company's pension plan assets at December 31, 2014 and 2013.

		Fair Value Measurements at 2014			Fair Value Measurements at 2013
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs
	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)
Asset Category
Equity Investments
Index Funds(1)	$69,485	$(310)	$69,795	$62,003	$205	$61,798
Fixed Income Investments
Government Securities(2)	1,629	850	779	4,913	3,735	1,178
Corporate Bonds(3)	181,132	—	181,132	155,389	—	155,389
Other Bonds(4)	4,573	—	4,573	1,437	—	1,437
U.S. Treasury Money Market Funds(5)	7,989	7,989	—	19,150	19,150	—
Other types of investments
Cash, Money Market and Mutual Funds(6)	6,050	6,050	—	5,603	5,603	—

Total	$270,858	$14,579	$256,279	$248,495	$28,693	$219,802

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

Plan Investment Policy and Strategy

        For the U.S. funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm's expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company's expected rate of return on pension plan assets was 6.00% for 2014.

        The Company's overall investment strategy is to achieve a mix of approximately 98% of investments for long-term growth and income and 2% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the investment policy and include well diversified index funds or funds targeting index performance.

        The investment policy, utilizing a revised target investment allocation in a range around 30% equity and 70% long-term U.S. corporate bonds, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The Plan policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index and Barclays Capital Long-Corporate Bond Index.

Defined Contribution Plans

        Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $17.5 if under 50 years old ($23 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2014, 2013, and 2012, was $41,560, $38,999 and $38,582, respectively.

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

        At December 31, 2014 and 2013 the Company's potential obligations under these put options were $824,658 and $648,251, respectively. At December 31, 2014 and 2013, put options with an aggregate purchase obligation of $123,846 and $119,148, respectively, were exercisable. In the last three fiscal years ending December 31, 2014, six such put provisions have been exercised for a total consideration of $16,439.

        The following is a roll forward of noncontrolling interests subject to put provisions for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Beginning balance as of January 1,	$648,251	$523,260	$410,491
Contributions to noncontrolling interests	(142,696)	(122,179)	(114,536)
Purchase/ sale of noncontrolling interests	83,252	6,723	134,643
Contributions from noncontrolling interests	16,064	17,767	16,565
Changes in fair value of noncontrolling interests	89,767	108,575	(18,880)
Net income	133,593	113,156	94,718
Other comprehensive income (loss)	(3,573)	949	259

Ending balance as of December 31,	$824,658	$648,251	$523,260

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

        All resolutions increasing the capital of a partnership limited by shares also require the consent of the General Partner in order for the resolutions to go into effect.

        Following the conversion of all 3,975,533 outstanding preference shares into ordinary shares (approved at FMC-AG & Co. KGaA's Annual General Meeting ("AGM") and Preference Shareholder Meeting held on May 16, 2013) in the amount of €3,976 ($4,465) on a 1:1 basis, subscribed capital at December 31, 2013 comprised solely ordinary shares. In addition, 32,006 options associated with the preference shares were converted into options associated with ordinary shares. At the time of preference share conversion, there were no dividend arrearages.

        On July 5, 2013, the Company received a €27,000 ($34,784) premium from the largest former preference shareholder, a European financial institution, for the conversion of their preference shares to ordinary shares. This amount was recorded as an increase in equity.

Authorized Capital

        By resolution of the AGM on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company's share capital until May 10, 2015 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2010/I". Additionally, the newly issued shares may be taken up by financial institutions nominated by the General Partner with the obligation to offer them to the shareholders of the Company (indirect pre-emption rights). The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. No Authorized Capital 2010/I has been issued at December 31, 2014.

        In addition, by resolution of the AGM of shareholders on May 11, 2010, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until May 10, 2015 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2010/II". The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2010/II has been issued at December 31, 2014.

        Authorized Capital 2010/I and Authorized Capital 2010/II became effective upon registration with the commercial register of the local court in Hof an der Saale on May 25, 2010.

Conditional Capital

        By resolution of the Company's AGM on May 12, 2011, the Company's share capital was conditionally increased with regards to the 2011 Stock Option Plan ("2011 SOP") by up to €12,000 subject to the issue of up to twelve million no par value bearer ordinary shares with a nominal value of €1.00 each. For further information, see Note 17.

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

        Through the Company's other employee participation programs, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive shares. At December 31, 2014, 9,189,631 convertible bonds or options remained outstanding with a remaining average term of 4.59 years under these programs. For the year ending December 31, 2014, 2,108,521 options had been exercised under these employee participation plans (see Note 17).

        As the result of the Company's three-for-one stock split for both then-outstanding preference and ordinary shares, which was approved by the shareholders at the AGM on May 15, 2007, on June 15, 2007 the Company's Conditional Capital was increased by $6,557 (€4,454). Conditional Capital available for all programs at December 31, 2014 is $25,932 (€21,359) which includes $14,569 (€12,000) for the 2011 SOP, $7,007 (€5,771) for the 2006 Plan and $4,356 (€3,588) for the 2001 Plan (see Note 17).

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The following tabular disclosure provides the monthly detail of shares repurchased during the buy-back program, which ended on August 14, 2013:

	Average price paid per share		Total number of shares purchased as part of publicly announced plans or programs	Total Value of Shares Repurchased
Period	in €	in $(1)		in €(3)	in $(2)(3)
				(in thousands)
May 2013	52.96	68.48	1,078,255	57,107	73,842
June 2013	53.05	69.95	2,502,552	132,769	175,047
July 2013	49.42	64.63	2,972,770	146,916	192,124
August 2013	48.40	64.30	995,374	48,174	64,001

Total	51.00	66.90	7,548,951	384,966	505,014

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

Dividends

        Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch). In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the Amended 2012 Credit Agreement (see Note 11).

        Cash dividends of $317,903 for 2013 in the amount of €0.77 per ordinary share were paid on May 16, 2014.

        Cash dividends of $296,134 for 2012 in the amount of €0.77 per then-outstanding preference share and €0.75 per ordinary share were paid on May 17, 2013.

        Cash dividends of $271,733 for 2011 in the amount of €0.71 per then-outstanding preference share and €0.69 per ordinary share were paid on May 11, 2012.

15.   Sources of Revenue

        Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's health care revenue, for the years ended December 31, 2014, 2013 and 2012. Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 only apply to the U.S. patient service revenue.

	2014	2013	2012
Medicare program	$4,677,053	$4,411,285	$4,029,773
Private/alternative payors	4,278,847	3,841,473	3,605,081
Medicaid and other government sources	433,092	392,908	474,520
Hospitals	568,859	411,340	400,791

Total patient service revenue	$9,957,851	$9,057,006	$8,510,165

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

16.   Earnings Per Share

        The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2014, 2013 and 2012:

	2014	2013	2012
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,045,266	$1,109,890	$1,186,809
less:
Dividend preference on Preference shares(a)	—	—	102

Income available to all classes of shares	$1,045,266	$1,109,890	$1,186,707

Denominators:
Weighted average number of:
Ordinary shares outstanding	302,339,124	301,877,303	301,139,652
Preference shares outstanding(a)	—	1,937,819	3,969,307

Total weighted average shares outstanding	302,339,124	303,815,122	305,108,959
Potentially dilutive Ordinary shares	528,772	673,089	1,761,064
Potentially dilutive Preference shares	—	—	16,851

Total weighted average Ordinary shares outstanding assuming dilution	302,867,896	302,550,392	302,900,716
Basic earnings per share	$3.46	$3.65	$3.89
Fully diluted earnings per share	$3.45	$3.65	$3.87

(a)
As of the preference share conversion on June 28th, 2013, the Company no longer has two classes of shares.

17.   Stock Options

Fresenius Medical Care AG & Co KGaA Stock Options and other Share-Based Plans

        In connection with its equity-settled stock option programs, the Company incurred compensation expense of $6,307, $13,593 and $26,476 for the years ending December 31, 2014, 2013, and 2012, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recorded a related deferred income tax of $1,384, $3,828 and $6,854 for the years ending December 31, 2014, 2013, and 2012, respectively.

        At December 31, 2014, the Company has various stock-based compensation plans as follows:

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

        On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 ("2011 SOP") was established by resolution of the Company's AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's Management and Supervisory Boards, forms the Company's Long Term Incentive Program 2011 ("2011 Incentive Program"). Under the 2011 Incentive Program, participants may be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 Incentive Program will be granted over a five year period and can be granted on the last Monday in July and/or the first Monday in December each year. Generally, and prior to the respective grants, participants will be able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options vs. phantom stock. For grants made in 2014 and for participants not belonging to the General Partner's Management Board, the grant ratio was predefined at 50:50. The number of phantom shares that plan participants may choose to receive instead of stock options within the aforementioned predefined range is determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment will be conducted on the day following the Company's AGM and with respect to the grants made in December, on the first Monday

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

in October. Awards under the 2011 Incentive Program are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of performance targets. The 2011 Incentive Program was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

        The Management Board, members of the management boards of the Company's affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 Incentive Program. With respect to participants who are members of the Management Board, the General Partner's Supervisory Board has sole authority to make plan interpretations, decide on certain adjustments and to grant awards under the 2011 Incentive Program. The General Partner has such authority with respect to all other participants in the 2011 Incentive Program.

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

        During 2014, under the 2011 Incentive Program, the Company awarded 1,677,360 stock options, including 273,900 stock options granted to the Management Board, at a weighted average exercise price of $61.14 (€50.35), a weighted average fair value of $12.21 each and a total fair value of $20,479 which will be amortized over the four-year vesting period. The Company also awarded 299,547 shares of phantom stock, including 24,950 shares of phantom stock granted to members of the Management Board at a measurement date weighted average fair value of $70.62 (€58.17) each and a total fair value of $21,155, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

        During 2013, the Company awarded 2,141,076 stock options under the 2011 Incentive Program, including 328,680 stock options granted to the Management Board at a weighted average exercise price of $68.61 (€49.75), a weighted average fair value of $11.88 each and a total fair value of $25,431, which will be amortized over the four-year vesting period. The Company awarded 186,392 phantom shares, including 25,006 phantom shares granted to the Management Board at a measurement date weighted average fair value of $66.50 (€48.22) each and a total fair value of $12,395 which will be revalued if the fair value changes, and amortized over the four year vesting period.

Incentive plan

        In 2014, the Management Board was eligible for performance-related compensation that depended upon achievement of targets. The targets are measured by reference to operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Performance-related bonuses for fiscal year 2014 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2014. The share-based component is subject to a three- or four-year vesting period, although a shorter period may apply in special cases. The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. The amount of the achievable bonus for each of the members of the Management Board is capped.

        Share-based compensation related to this plan for years 2014, 2013 and 2012 was $1,040, $1,110 and $2,751, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

        The Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 ("Amended 2006 Plan") was established with a conditional capital increase up to €12,800, subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. In connection with the share split affected in 2007, the principal amount was adjusted to the same proportion as the share capital out of the capital increase up to €15,000 by the issue of up to 15 million new non-par value bearer ordinary shares. After December 2010, no further grants were issued under the Amended 2006 Plan. Options granted under this plan are exercisable through December 2017.

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

Additional stock option plans information

        At December 31, 2014, the Management Board held 1,485,076 stock options and employees of the Company held 7,704,555 stock options under the various stock-based compensation plans of the Company. No stock options for preference shares were outstanding, due to the preference share conversion during the second quarter of 2013.

        At December 31, 2014, the Management Board held 66,960 phantom shares and employees of the Company held 666,038 phantom shares under the 2011 Incentive Plan.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The table below provides reconciliations for stock options outstanding at December 31, 2014, as compared to December 31, 2013.

	Options (in thousands)	Weighted average exercise price	Weighted average exercise price
		€	$
Stock options for ordinary shares
Balance at December 31, 2013	10,791	45.83	55.64
Granted	1,677	50.35	61.14
Exercised	2,109	35.17	42.70
Forfeited	1,170	51.81	62.90

Balance at December 31, 2014	9,189	48.34	58.69

        The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2014:

Fully Vested Outstanding and Exercisable Options
	Number of Options	Weighted average remaining contractual life in years	Weighted average exercise price	Weighted average exercise price	Aggregate intrinsic value	Aggregate intrinsic value
	(in thousands)		€	US$	€	US$

Options for ordinary shares	2,539	1.84	37.38	45.38	62,139	75,443

        At December 31, 2014, there was $32,040 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 1.95 years.

        During the years ended December 31, 2014, 2013, and 2012, the Company received cash of $98,523, $102,418 and $100,118, respectively, from the exercise of stock options (see Note 14). The intrinsic value of convertible bonds and stock options exercised for the twelve-month periods ending December 31, 2014, 2013, and 2012 was $47,396, $52,203 and $83,690, respectively. The Company recorded a cash inflow for income taxes from stock option exercises of $8,529, $8,882 and $21,008 for the years ending December 31, 2014, 2013, and 2012, respectively. The excess tax benefit allocated to additional paid-in capital for the twelve-month periods ending December 31, 2014, 2013 and 2012 was $4,056, $3,897 and $13,668, respectively.

        In connection with cash-settled share based payment transactions under the 2011 Incentive Program the Company recognized expense of $5,389, $3,559 and $5,144 for the years ending December 31, 2014, 2013 and 2012, respectively.

Fair Value Information

        The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP and the Amended 2006 Plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company's shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company's stock options have characteristics that vary

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2014 and 2013 grants are as follows:

	2014	2013
Expected dividend yield	1.99%	2.02%
Risk-free interest rate	0.83%	1.33%
Expected volatility	22.16%	22.44%
Expected life of options	8 years	8 years
Weighted average exercise price (in €)	50.35	49.75
Weighted average exercise price (in US-$)	61.14	68.61

Subsidiary Stock Incentive Plans

        Subsidiary stock incentive plans were established during 2014 in conjunction with two acquisitions made by the Company. Under these plans, two of the Company's subsidiaries are authorized to issue a total of 396,044,859 Incentive Units. The Incentive Units have two types of vesting conditions – a service condition and a performance condition. Of the total Incentive Units granted, eighty percent vest ratably over a four year period and twenty percent vest upon the achievement of certain of the relevant subsidiary's performance targets over the next 6 years (the "Performance Units").

        Fifty percent of the Performance Units will vest upon achievement of performance targets in 2017. The remaining 50%, plus any unvested Performance Units, will vest upon achievement of performance targets in 2019. All of the Performance Units will vest upon achievement of performance targets in 2020, if not previously vested. Additionally, for one of the subsidiaries, all Performance Units not previously vested will vest upon successful completion of an initial public offering.

        As of December 31, 2014, there was $20,005 of total unrecognized compensation cost related to unvested Incentive Units under the plans. That cost is expected to be recognized over a weighted average period of six years.

        The Company used the Monte Carlo pricing model in determining the fair value of the awards under this incentive plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

18.   Income Taxes

        Income before income taxes is attributable to the following geographic locations:

	2014	2013	2012
Germany	$243,684	$234,336	$263,651
United States	1,262,570	1,254,690	1,356,094
Other	337,152	358,609	312,368

	$1,843,406	$1,847,635	$1,932,113

        Income tax expense (benefit) for the years ended December 31, 2014, 2013, and 2012, consisted of the following:

	2014	2013	2012
Current:
Germany	$72,613	$81,117	$52,862
United States	270,676	387,017	342,250
Other	141,291	116,186	139,136

	484,580	584,320	534,248

Deferred:
Germany	(22,651)	(33,106)	10,478
United States	152,423	47,298	98,200
Other	(30,754)	(6,500)	(37,790)

	99,018	7,692	70,888

	$583,598	$592,012	$605,136

        A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined statutory tax rates were 29.20%, 29.16% and 28.71% for the fiscal years ended December 31, 2014, 2013, and 2012, respectively.

	2014	2013	2012
Expected corporate income tax expense	$538,275	$538,770	$554,613
Tax free income	(39,441)	(64,141)	(90,943)
Income from equity method investees	(5,476)	(4,869)	(2,133)
Tax rate differentials	148,294	132,977	137,527
Non-deductible expenses	25,161	20,564	19,961
Taxes for prior years	(25,247)	(6,389)	22,420
Change in valuation allowance	6,284	3,154	(19,680)
Noncontrolling partnership interests	(81,594)	(55,023)	(49,081)
Other	17,342	26,969	32,452

Actual income tax expense	$583,598	$592,012	$605,136

Effective tax rate	31.7%	32.0%	31.3%

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2014 and 2013, are presented below:

	2014	2013
Deferred tax assets:
Accounts receivable	$7,007	$8,789
Inventory	9,424	9,731
Property, plant and equipment, intangible and other non-current assets	29,144	20,093
Accrued expenses and other liabilities	285,333	305,664
Pensions	170,659	97,958
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	138,934	141,727
Derivatives	10,912	2,169
Stock-based compensation	11,934	22,710
Other	12,407	13,632

Total deferred tax assets	$675,754	$622,473
Less: valuation allowance	(49,479)	(48,563)

Net deferred tax assets	$626,275	$573,910

Deferred tax liabilities:
Accounts receivable	$40,453	$43,031
Inventory	10,316	12,264
Property, plant and equipment, intangible and other non-current assets	867,677	776,254
Accrued expenses and other liabilities	10,368	17,197
Derivatives	4,177	2,274
Other	146,274	117,255

Total deferred tax liabilities	1,079,265	968,275

Net deferred tax assets (liabilities)	$(452,990)	$(394,365)

        The valuation allowance increased by $916 in 2014 and increased by $4,372 in 2013.

        The net operating losses included in the table below reflect U.S. federal tax, German corporate income tax, and other tax loss carryforwards in the various countries in which we operate:

2015	$12,083
2016	16,516
2017	23,223
2018	24,469
2019	40,685
2020	10,150
2021	7,216
2022	11,811
2023	9,434
2024 and thereafter	33,367
Without expiration date	101,003

Total	$289,957

        In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of a deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2014.

        The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. At December 31, 2014, the Company provided for $11,426 (2013: $8,396) of deferred tax liabilities associated with earnings that are likely to be distributed in 2015 and the following years. Provision has not been made for additional taxes on $6,622,324 (2013: $6,269,794) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax of approximately 1.5% on all dividends and capital gains.

        FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions.

        In Germany, the tax audit for the years 2002 through 2005 was completed during 2014 and resulted in payments totaling €76,232 ($101,274 for the period ended December 31, 2014), which had been previously provided for. The tax years 2006 through 2012 are currently under audit by the tax authorities. Fiscal years 2013 until 2014 are open to audit.

        In the U.S., the tax years 2011 and 2012 are currently under audit by the tax authorities. Fiscal years 2013 until 2014 are open to audit. FMCH is also subject to audit in various state jurisdictions. A number of these audits are in progress and various years are open to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the financial statements.

        The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's deductions for civil settlement payments taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. On May 31, 2013, the District Court entered final judgment for FMCH in the refund amount of $50,400. On September 18, 2013, the IRS appealed the District Court's ruling to the United States Court of Appeals for the First Circuit (Boston). On August 13, 2014, the United States Court of Appeals for the First Circuit (Boston) affirmed the District Court's order. The District Court judgment became final upon the government's decision not to seek a writ of certiorari from the United States Supreme Court. Accordingly, the Company recorded a net tax benefit of approximately $23,000 in the fourth quarter of 2014.

        Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

        The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Unrecognized tax benefits (net of interest)	2014	2013	2012
Balance at January 1,	$199,924	$225,198	$223,829
Increases in unrecognized tax benefits prior periods	35,584	25,260	13,232
Decreases in unrecognized tax benefits prior periods	(21,143)	(11,445)	(5,913)
Increases in unrecognized tax benefits current period	12,600	10,062	17,903
Changes related to settlements with tax authorities	(60,872)	(52,325)	(14,763)
Foreign currency translation	15	3,174	(9,090)

Balance at December 31,	$166,108	$199,924	$225,198

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Included in the balance at December 31, 2014 were $156,368 of unrecognized tax benefits which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in unrecognized tax benefits.

        During the year ended December 31, 2014 the Company recognized benefits of $13,986 and in 2013 and 2012 expenses of $2,155 and $11,071 in interest and penalties, respectively. At December 31, 2014 and December 31, 2013 the Company had a total accrual of tax related interest and penalties of $1,397 and $17,580, respectively.

19.   Operating Leases

        The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2047. Rental expense recorded for operating leases for the years ended December 31, 2014, 2013 and 2012 was $729,387, $670,963 and $617,195, respectively. For information regarding intercompany operating leases, see Note 3 a).

        Future minimum rental payments under non-cancelable operating leases for the five years succeeding December 31, 2014 and thereafter are:

2015	$661,366
2016	583,491
2017	477,370
2018	396,689
2019	329,722
Thereafter	1,130,293

3,578,931

20.   Commitments and Contingencies

Legal and Regulatory Matters

        The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

        On August 27, 2012, Baxter Health International Inc. ("Baxter") filed suit in the U.S. District Court for the Northern District of Illinois, styled Baxter International Inc., et al., v. Fresenius Medical Care Holdings, Inc., Case No. 12-cv-06890, alleging that the Company's Liberty® cycler infringes certain U.S. patents that were issued to Baxter between October 2010 and June 2012. The Company believes it has valid defenses to these claims, and will defend this litigation vigorously.

        On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed and anticipated to be filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and Granuflo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts subsequently established a similar consolidated litigation for such cases filed in Massachusetts county courts, styled In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in several state courts outside Massachusetts, in some of which the judicial authorities have established consolidated proceedings for their disposition. The attorneys general of Louisiana and Mississippi have also filed complaints under their state deceptive practice statutes and in their state courts based on allegations similar to those advanced in the personal injury litigation. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

        On February 15, 2011, a whistleblower action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a subpoena seeking the production of documents related to the same laboratory tests that are the subject of the relator's complaint. FMCH has cooperated fully in responding to the subpoena, and will vigorously contest the relator's complaint.

        Subpoenas or search warrants have been issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Eastern Virginia and Rhode Island to American Access Care LLC ("AAC"), which the Company acquired in October 2011, and to the Company's subsidiary, Fresenius Vascular Care, Inc., which now operates former AAC centers as well as its own original facilities. Subpoenas have also been issued to certain of the Company's outpatient hemodialysis facilities for records relating to vascular access treatment and monitoring. The Company is cooperating fully in these investigations. Communications with certain of the investigating United States Attorney Offices indicate that the inquiry encompasses invoicing and coding for procedures commonly performed in vascular access centers and the documentary support for the medical necessity of such procedures. The AAC acquisition agreement contains customary indemnification obligations with respect to breaches of representations, warranties or covenants and certain other specified matters. As of October 18, 2013, a group of the prior owners of AAC exercised their right pursuant to the terms of the acquisition agreement to assume responsibility for responding to certain of the subpoenas. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for certain liabilities that might arise from those subpoenas. On February 9, 2015, the Company reached an agreement in principle with the United States Attorney for the Southern District of Florida to resolve the Southern Florida (Miami) investigation, which arose from allegations made in whistleblower actions filed under seal in July 2011. Under the settlement, which remains contingent on judicial approval, the Company will pay $1.2 million to the United States. The settlement and whistleblower complaint relate to actions prior to the Company's acquisition of AAC by a physician no longer associated with the Company.

        The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an investigation with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigation and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests.

        Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigation and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigation or remediation activities.

        The Company's independent counsel, in conjunction with the Company's Compliance Department, has reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company is fully committed to FCPA and other anti-bribery law compliance.

        In December 2012, FMCH received a subpoena from the United States Attorney for the District of Massachusetts requesting production of a broad range of documents related to products manufactured by FMCH, electron-beam sterilization of dialyzers and the Liberty peritoneal dialysis cycler. FMCH has cooperated fully in the government's investigation. In December 2014, FMCH was advised that the government's investigation was precipitated by a whistleblower, who first filed a complaint under seal in June 2013. In September 2014, the government declined to intervene in the whistleblower's actions.

        In January 2013, FMCH received a subpoena from the United States Attorney for the Western District of Louisiana requesting discovery responses relating to the Granuflo® and Naturalyte® acid concentrate products that are also the subject of personal injury litigation described above. FMCH has cooperated fully in the government's investigation.

        On June 13, 2014, the Ministry of Commerce of the People's Republic of China, (MOFCOM) launched an anti-dumping investigation into producers of hemodialysis equipment in the European Union and Japan, which includes certain of the Company's subsidiaries. On December 17, 2014 the MOFCOM announced the termination of the investigation after the complaint had been withdrawn by the petitioner.

        The Company filed claims for refunds contesting the Internal Revenue Service's ("IRS") disallowance of FMCH's deductions for civil settlement payments taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126,000. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95,000. On May 31, 2013, the District Court entered final judgment for FMCH in the refund amount of $50,400. On September 18, 2013, the IRS appealed the District Court's ruling to the United States Court of Appeals for the First Circuit (Boston). On August 13, 2014, the United States Court of Appeals for the First Circuit (Boston) affirmed the District Court's order. The District Court judgment became final upon the government's decision not to seek a writ of certiorari from the United States Supreme Court.

        In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

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

        The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to three pending FDA warning letters. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

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

        In addition to the contingent liabilities mentioned above, as well as in Note 4 and 19, the amount of the Company's other known contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

21.   Financial Instruments

Non-derivative Financial Instruments
        The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at December 31, 2014, and December 31, 2013.

		2014		2013
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$633,855	$633,855	$682,777	$682,777
Accounts receivable(1)(2)	2	3,431,672	3,431,672	3,220,518	3,220,518
Available for sale financial assets	1	171,917	171,917	38,949	38,949
Notes Receivables	3	180,250	180,308	165,807	175,768
Liabilities
Accounts payable(1)	2	$713,915	$713,915	$666,526	$666,526
Short-term borrowings(1)	2	138,050	138,050	158,990	158,990
Long term debt, excluding Amended 2012 Credit Agreement, Senior Notes, Convertible Bonds and Euro Notes	2	527,062	527,062	679,847	679,847
Amended 2012 Credit Agreement	2	2,900,222	2,900,222	2,707,145	2,710,270
Senior Notes	2	5,514,947	5,992,859	4,824,753	5,348,679
Convertible Bonds	2	451,653	531,193	—	—
Euro Notes	2	—	—	46,545	47,423
Noncontrolling interests subject to put provisions	3	824,658	824,658	648,251	648,251

(1)
Also includes amounts from related parties.

(2)
Includes long-term accounts receivable, which are included in "Other assets and notes receivables" in the Consolidated Balance Sheets.

        The carrying amounts in the table are included in the Consolidated Balance Sheets under the indicated captions or, in the case of long-term debt, in the captions shown in Note 11.

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

        The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

        The valuation of notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value. See Note 8 for further information on the long-term notes receivable.

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

        At December 31, 2014 and December 31, 2013, the Company had $26,820 and $18,334 of derivative financial assets subject to netting arrangements and $52,380 and $16,371 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $13,856 and $12,169 as well as net liabilities of $39,416 and $10,207 at December 31, 2014 and December 31, 2013, respectively.

        In connection with the issuance of the Convertible Bonds, the Company purchased Share Options. Any increase of the Company's share price above the conversion price would be offset by a corresponding value increase of the Share Options (see Note 11).

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

        The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At December 31, 2014 and December 31, 2013 the Company had no foreign exchange options.

        Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in AOCI. Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $401,555 and $238,983 at December 31, 2014 and December 31, 2013, respectively.

        The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,568,928 and $1,512,559 at December 31, 2014 and December 31, 2013, respectively.

Interest Rate Risk Management

        The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire between 2016 and 2019 and have a weighted average interest rate of 0.68%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

        At December 31, 2014 and December 31, 2013, the notional amount of the euro-denominated interest rate swaps in place was €394,000 and €100,000 ($478,355 and $137,910 at December 31, 2014 and December 31, 2013, respectively). These interest rate swaps include swaps with a notional amount of €294,000 which became effective on January 30, 2015.

        In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future debt issuance, from time to time. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future debt issuance and which could rise until the debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the pre-hedges. At December 31, 2014 and December 31, 2013, the Company had $85,675 and $118,844, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Derivative Financial Instruments Valuation

        The following table shows the carrying amounts of the Company's derivatives at December 31, 2014 and December 31, 2013.

	2014		2013
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	2,659	(24,509)	4,985	(2,719)
Non-current
Foreign exchange contracts	—	(77)	759	(374)
Interest rate contracts	—	(4,779)	—	(4,392)

Total	$2,659	$(29,365)	$5,744	$(7,485)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	25,582	(29,295)	11,679	(22,982)
Non-current
Foreign exchange contracts	—	(137)	1,060	(820)
Derivatives embedded in the Convertible Bonds	—	(65,767)	—	—
Share Options to secure the Convertible Bonds	65,767	—	—	—

Total	$91,349	$(95,199)	$12,739	$(23,802)

(1)
At December 31, 2014 and December 31, 2013, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

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

        The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

        The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. The fair value of the embedded derivative of the convertible bonds is calculated using the difference between the market value of the convertible bond and the market value of an adequate straight bond discounted with the market interest rates as of the reporting date.

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
Derivatives in Cash Flow Hedging Relationships	2014	2013		2014	2013
Interest rate contracts	$19,550	$(6,601)	Interest income/expense	$26,571	$28,111
Foreign exchange contracts	(23,123)	3,684	Costs of Revenue	2,549	(3,251)
Foreign exchange contracts			Interest income/expense	—	589

	$(3,573)	$(2,917)		$29,120	$25,449

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the year ended December 31,
	Location of (Gain) or Loss Recognized in Income on Derivatives
Derivatives not Designated as Hedging Instruments		2014	2013
Foreign exchange contracts	Selling, general and administrative expense	$(83,901)	$(15,190)
Foreign exchange contracts	Interest income/expense	6,483	7,161

		$(77,418)	$(8,029)

        For foreign exchange derivatives, the Company expects to recognize $13,840 of losses deferred in AOCI at December 31, 2014, in earnings during the next twelve months.

        The Company expects to incur additional interest expense of $22,332 over the next twelve months which is currently deferred in AOCI. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the interest rate swaps maturing between 2016 and 2019 at December 31, 2014.

        At December 31, 2014, the Company had foreign exchange derivatives with maturities of up to 17 months and interest rate swaps with maturities of up to 58 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

22.   Other Comprehensive Income (Loss)

        The changes in the components of other comprehensive income (loss) for the years ended December 31, 2014, 2013, and 2012 are as follows:

	Pretax	Tax effect	Net, before non- controlling interests	Non- controlling interests	Other comprehensive income (loss), net of tax
Year ended December 31, 2012
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$5,072	$(21,171)	$(16,099)	$—	$(16,099)
Reclassification adjustments	18,947	(4,968)	13,979	—	13,979

Total other comprehensive income (loss) relating to cash flow hedges	24,019	(26,139)	(2,120)	—	(2,120)
Foreign-currency translation adjustment	63,982	—	63,982	(179)	63,803
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(121,512)	42,159	(79,353)	—	(79,353)
Reclassification adjustments	18,334	(7,189)	11,145	—	11,145

Total other comprehensive income (loss) relating to defined benefit pension plans	(103,178)	34,970	(68,208)	—	(68,208)

Other comprehensive income (loss)	$(15,177)	$8,831	$(6,346)	$(179)	$(6,525)

Year ended December 31, 2013
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(2,917)	$1,346	$(1,571)	$—	$(1,571)
Reclassification adjustments	25,449	(7,393)	18,056	—	18,056

Total other comprehensive income (loss) relating to cash flow hedges	22,532	(6,047)	16,485	—	16,485
Foreign-currency translation adjustment	(112,395)	—	(112,395)	(2,044)	(114,439)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	39,571	(17,828)	21,743	—	21,743
Reclassification adjustments	25,418	(9,725)	15,693	—	15,693

Total other comprehensive income (loss) relating to defined benefit pension plans	64,989	(27,553)	37,436	—	37,436

Other comprehensive income (loss)	$(24,874)	$(33,600)	$(58,474)	$(2,044)	$(60,518)

Year ended December 31, 2014
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(3,573)	$1,417	$(2,156)	$—	$(2,156)
Reclassification adjustments	29,120	(8,385)	20,735	—	20,735

Total other comprehensive income (loss) relating to cash flow hedges	25,547	(6,968)	18,579	—	18,579
Foreign-currency translation adjustment	(415,703)	—	(415,703)	(6,086)	(421,789)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(232,308)	81,476	(150,832)	—	(150,832)
Reclassification adjustments	17,147	(6,347)	10,800	—	10,800

Total other comprehensive income (loss) relating to defined benefit pension plans	(215,161)	75,129	(140,032)	—	(140,032)

Other comprehensive income (loss)	$(605,317)	$68,161	$(537,156)	$(6,086)	$(543,242)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Changes in AOCI by component for the years ended December 31, 2014, 2013, and 2012 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2011	$(136,221)	$(111,215)	$(238,331)	$(485,767)	$3,048	$(482,719)

Other comprehensive income before reclassifications	(16,099)	(79,353)	63,982	(31,470)	(179)	(31,649)
Amounts reclassified from AOCI	13,979	11,145	—	25,124	—	25,124

Net current-period other comprehensive income	(2,120)	(68,208)	63,982	(6,346)	(179)	(6,525)

Balance at December 31, 2012	$(138,341)	$(179,423)	$(174,349)	$(492,113)	$2,869	$(489,244)

Other comprehensive income before reclassifications	(1,571)	21,743	(112,395)	(92,223)	(2,044)	(94,267)
Amounts reclassified from AOCI	18,056	15,693	—	33,749	—	33,749

Net current-period other comprehensive income	16,485	37,436	(112,395)	(58,474)	(2,044)	(60,518)

Balance at December 31, 2013	$(121,856)	$(141,987)	$(286,744)	$(550,587)	$825	$(549,762)

Other comprehensive income before reclassifications	(2,156)	(150,832)	(415,703)	(568,691)	(6,086)	(574,777)
Amounts reclassified from AOCI	20,735	10,800	—	31,535	—	31,535

Net current-period other comprehensive income	18,579	(140,032)	(415,703)	(537,156)	(6,086)	(543,242)

Balance at December 31, 2014	$(103,277)	$(282,019)	$(702,447)	$(1,087,743)	$(5,261)	$(1,093,004)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Reclassifications out of AOCI for the years ended December 31, 2014, 2013, and 2012 are as follows:

	Amount of (Gain) Loss reclassified from AOCI in Income
				Location of (Gain) Loss reclassified from AOCI in Income
Details about AOCI Components	2014	2013	2012
(Gain) Loss related to cash flow hedges
Interest rate contracts	$26,571	$28,111	$23,779	Interest income/expense
Foreign exchange contracts	2,549	(3,251)	(5,414)	Costs of Revenue
Foreign exchange contracts	—	589	582	Interest income/expense

	29,120	25,449	18,947	Total before tax

	(8,385)	(7,393)	(4,968)	Tax expense or benefit

	$20,735	$18,056	$13,979	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Actuarial (gain) loss	$17,147	$25,418	$18,334	(1)

	17,147	25,418	18,334	Total before tax

	(6,347)	(9,725)	(7,189)	Tax expense or benefit

	$10,800	$15,693	$11,145	Net of tax

Total reclassifications for the period	$31,535	$33,749	$25,124	Net of tax

(1)
Included in the computation of net periodic pension cost (see Note 12 for additional details).

23.   Supplementary Cash Flow Information

        The following additional information is provided with respect to the consolidated statements of cash flows:

	2014	2013	2012
Supplementary cash flow information:
Cash paid for interest	$379,978	$374,648	$349,415

Cash paid for income taxes(1)	$689,954	$542,625	$552,711

Cash inflow for income taxes from stock option exercises(2)	$8,529	$8,882	$21,008

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(2,505,027)	$(417,669)	$(2,519,189)
Liabilities assumed	450,808	31,335	241,342
Noncontrolling interest subject to put provisions	95,015	15,460	123,210
Noncontrolling interest	328,997	9,104	104,947
Pending payments for purchase considerations	18,253	66,917	6,624

Cash paid	(1,611,954)	(294,853)	(2,043,066)
Less cash acquired	132,433	6,858	173,278

Net cash paid for acquisitions	(1,479,521)	(287,995)	(1,869,788)
Cash paid for investments	(274,913)	(195,921)	(387)
Cash paid for intangible assets	(24,624)	(11,809)	(8,733)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(1,779,058)	$(495,725)	$(1,878,908)

(1)
Net of tax refund.

(2)
Thereof the excess tax benefit allocated to additional paid-in capital for the twelve-month periods ending December 31, 2014, 2013 and 2012 was $4,056, $3,897 and $13,668, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

24.   Segment and Corporate Information

        The Company has identified three operating segments, North America Segment, EMEALA and Asia-Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD. For reporting purposes, the Company has aggregated the EMEALA and Asia-Pacific operating segments as the "International Segment." The segments are aggregated due to their similar characteristics such as the same services provided and products sold, the same type of patient population and similar methods of distribution of products and services. The General Partner's management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the segments are the same as those the Company applies in preparing the consolidated financial statements under U.S. GAAP.

        Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters overhead charges, including accounting and finance ("Corporate"), because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement are centrally managed at Corporate by Global Manufacturing Operations. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        Information pertaining to the Company's segment and Corporate activities for the twelve-month periods ended December 31, 2014, 2013 and 2012 is set forth below.

	North America Segment	International Segment	Segment Total	Corporate	Total
2014
Net revenue external customers	$10,500,095	$5,265,011	$15,765,106	$66,507	$15,831,613
Inter-segment revenue	8,992	343	9,335	(9,335)	—

Revenue	10,509,087	5,265,354	15,774,441	57,172	15,831,613

Depreciation and amortization	(364,137)	(190,698)	(554,835)	(144,493)	(699,328)

Operating Income	1,642,911	970,456	2,613,367	(358,834)	2,254,533

Income (loss) from equity method investees	18,457	6,381	24,838	—	24,838
Segment assets	16,925,685	6,130,597	23,056,282	2,390,819	25,447,101
thereof investments in equity method investees	291,118	385,704	676,822	—	676,822
Capital expenditures, acquisitions and investments(1)	2,006,585	413,124	2,419,709	290,976	2,710,685
2013
Net revenue external customers	$9,606,111	$4,970,319	$14,576,430	$33,297	$14,609,727
Inter-segment revenue	7,045	—	7,045	(7,045)	—

Revenue	9,613,156	4,970,319	14,583,475	26,252	14,609,727

Depreciation and amortization(2)	(331,397)	(188,104)	(519,501)	(128,724)	(648,225)

Operating Income(3)	1,623,071	897,191	2,520,262	(264,066)	2,256,196

Income (loss) from equity method investees(4)	16,388	9,717	26,105	—	26,105
Segment assets	14,698,039	6,177,482	20,875,521	2,244,385	23,119,906
thereof investments in equity method investees	268,370	396,076	664,446	—	664,446
Capital expenditures, acquisitions and investments(5)	789,340	286,420	1,075,760	167,903	1,243,663
2012
Net revenue external customers	$9,031,108	$4,740,132	$13,771,240	$29,042	$13,800,282
Inter-segment revenue	10,072	—	10,072	(10,072)	—

Revenue	9,041,180	4,740,132	13,781,312	18,970	13,800,282

Depreciation and amortization(2)	(311,198)	(179,431)	(490,629)	(112,267)	(602,896)

Operating Income(3)	1,597,643	840,644	2,438,287	(219,714)	2,218,573

Income (loss) from equity method investees(4)	12,844	4,598	17,442	—	17,442
Segment assets	14,170,453	5,892,477	20,062,930	2,263,068	22,325,998
thereof investments in equity method investees	266,521	370,852	637,373	—	637,373
Capital expenditures, acquisitions and investments(6)	2,147,522	230,888	2,378,410	175,808	2,554,218

(1)
North America and International acquisitions exclude $35,656 and $172,018, respectively, of non-cash acquisitions and investments for 2014.

(2)
At December 31, 2013 and 2012 depreciation in the amount of $3,560 and $4,909, respectively, relating to research and development has been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year's presentation.

(3)
At December 31, 2013 and 2012 certain items, in the net aggregate amount of $37,970 and $13,670, respectively, relating to research and development, compensation expense and income from equity method investees have been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year's presentation as applicable.

(4)
At December 31, 2013 and 2012 income (loss) from equity method investees in the amount of $5,136 and $6,885, respectively, has been reclassified between the North America Segment, the International Segment and Corporate to conform to the current year's presentation.

(5)
North America and International acquisitions exclude $48,231 and $18,686, respectively, of non-cash acquisitions and investments for 2013.

(6)
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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

        For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

	Germany	North America	Rest of the World	Total
2014
Net revenue	$456,937	$10,500,095	$4,874,581	$15,831,613
Long-lived assets	543,184	14,790,265	3,182,123	18,515,572
2013
Net revenue	$437,459	$9,606,111	$4,566,157	$14,609,727
Long-lived assets	609,040	12,891,384	3,226,779	16,727,203
2012
Net revenue	$409,195	$9,031,108	$4,359,979	$13,800,282
Long-lived assets	493,782	12,428,762	3,185,773	16,108,317

25.   Supplemental Condensed Combining Information

        FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition of the Company, on a consolidated basis at December 31, 2014 and December 31, 2013 and its results of operations and cash flows for the periods ended December 31, 2014, 2013 and 2012. The following combining financial information for the Company is at December 31, 2014 and December 31, 2013 and for the periods ended December 31, 2014, 2013 and 2012, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$2,211,756	$—	$17,159,641	$(3,539,784)	$15,831,613
Cost of revenue	—	—	1,395,295	—	12,929,889	(3,489,417)	10,835,767

Gross profit	—	—	816,461	—	4,229,752	(50,367)	4,995,846

Operating (income) expenses:
Selling, general and administrative(1)	—	234,170	198,789	147,203	2,046,499	(7,462)	2,619,199
Research and development	—	—	74,338	—	47,776	—	122,114

Operating income (loss)	—	(234,170)	543,334	(147,203)	2,135,477	(42,905)	2,254,533

Other (income) expense:
Interest, net	(6,930)	238,554	(5,029)	198,726	(14,181)	(13)	411,127
Other, net	—	(1,555,399)	382,870	(771,567)	—	1,944,096	—

Income (loss) before income taxes	6,930	1,082,675	165,493	425,638	2,149,658	(1,986,988)	1,843,406
Income tax expense (benefit)	2,524	37,409	150,268	(136,469)	832,919	(303,053)	583,598

Net income (loss)	4,406	1,045,266	15,225	562,107	1,316,739	(1,683,935)	1,259,808
Net income attributable to noncontrolling interests	—	—	—	—	214,542	—	214,542

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,406	$1,045,266	$15,225	$562,107	$1,102,197	$(1,683,935)	$1,045,266

(1)
Selling, general and administrative is presented net of gain on sale of dialysis clinics and net of income from equity method investees.

	For the year ended December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$2,084,014	$—	$15,825,782	$(3,300,069)	$14,609,727
Cost of revenue	—	—	1,356,114	—	11,789,397	(3,274,181)	9,871,330

Gross profit	—	—	727,900	—	4,036,385	(25,888)	4,738,397

Operating (income) expenses:
Selling, general and administrative(1)	—	184,054	284,589	(48,563)	2,070,503	(134,187)	2,356,396
Research and development	—	—	72,638	—	53,336	(169)	125,805

Operating income (loss)	—	(184,054)	370,673	48,563	1,912,546	108,468	2,256,196

Other (income) expense:
Interest, net	(6,871)	210,759	5,922	176,643	22,108	—	408,561
Other, net	—	(1,545,184)	259,165	(816,954)	—	2,102,973	—

Income (loss) before income taxes	6,871	1,150,371	105,586	688,874	1,890,438	(1,994,505)	1,847,635
Income tax expense (benefit)	2,494	40,481	108,837	(50,528)	684,151	(193,423)	592,012

Net income (loss)	4,377	1,109,890	(3,251)	739,402	1,206,287	(1,801,082)	1,255,623
Net income attributable to noncontrolling interests	—	—	—	—	145,733	—	145,733

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,377	$1,109,890	$(3,251)	$739,402	$1,060,554	$(1,801,082)	$1,109,890

(1)
Selling, general and administrative is presented net of gain on sale of dialysis clinics and net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$1,884,622	$—	$14,806,815	$(2,891,155)	$13,800,282
Cost of revenue	—	—	1,197,337	—	10,876,513	(2,874,821)	9,199,029

Gross profit	—	—	687,285	—	3,930,302	(16,334)	4,601,253

Operating (income) expenses:
Selling, general and administrative(1)	—	59,222	203,284	(78,297)	2,057,304	29,536	2,271,049
Research and development	—	—	69,025	—	42,442	164	111,631

Operating income (loss)	—	(59,222)	414,976	78,297	1,830,556	(46,034)	2,218,573

Other (income) expense:
Investment gain	—	—	—	—	(139,600)	—	(139,600)
Interest, net	(6,839)	216,914	2,682	156,794	71,797	(15,288)	426,060
Other, net	—	(1,531,505)	261,505	(910,777)	—	2,180,777	—

Income (loss) before income taxes	6,839	1,255,369	150,789	832,280	1,898,359	(2,211,523)	1,932,113
Income tax expense (benefit)	2,482	68,560	119,255	(30,967)	687,964	(242,158)	605,136

Net income (loss)	4,357	1,186,809	31,534	863,247	1,210,395	(1,969,365)	1,326,977
Net income attributable to noncontrolling interests	—	—	—	—	140,168	—	140,168

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,357	$1,186,809	$31,534	$863,247	$1,070,227	$(1,969,365)	$1,186,809

(1)
Selling, general and administrative is presented net of gain on sale of dialysis clinics, net of income from equity method investees and net of other operating expenses.

	For the year ended December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,406	$1,045,266	$15,225	$562,107	$1,316,739	$(1,683,935)	$1,259,808

Gain (loss) related to cash flow hedges	—	46,374	—	—	(20,827)	—	25,547
Actuarial gain (loss) on defined benefit pension plans	—	(4,788)	(85,460)	(116,240)	(8,673)	—	(215,161)
Gain (loss) related to foreign currency translation	—	20,407	(85,635)	—	(375,504)	18,943	(421,789)
Income tax (expense) benefit related to components of other comprehensive income	—	(14,707)	(25,288)	(45,857)	154,013	—	68,161

Other comprehensive income (loss), net of tax	—	47,286	(196,383)	(162,097)	(250,991)	18,943	(543,242)

Total comprehensive income	$4,406	$1,092,552	$(181,158)	$400,010	$1,065,748	$(1,664,992)	$716,566
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	208,456	208,456

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,406	$1,092,552	$(181,158)	$400,010	$1,065,748	$(1,873,448)	$508,110

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,377	$1,109,890	$(3,251)	$739,402	$1,206,287	$(1,801,082)	$1,255,623

Gain (loss) related to cash flow hedges	—	21,020	—	—	1,512	—	22,532
Actuarial gain (loss) on defined benefit pension plans	—	(971)	(15,150)	83,597	(2,487)	—	64,989
Gain (loss) related to foreign currency translation	—	(158,328)	32,934	—	(12,896)	23,851	(114,439)
Income tax (expense) benefit related to components of other comprehensive income	—	(6,317)	(4,418)	32,979	(55,844)	—	(33,600)

Other comprehensive income (loss), net of tax	—	(144,596)	13,366	116,576	(69,715)	23,851	(60,518)

Total comprehensive income	$4,377	$965,294	$10,115	$855,978	$1,136,572	$(1,777,231)	$1,195,105
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	143,689	143,689

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,377	$965,294	$10,115	$855,978	$1,136,572	$(1,920,920)	$1,051,416

	For the year ended December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,357	$1,186,809	$31,534	$863,247	$1,210,395	$(1,969,365)	$1,326,977

Gain (loss) related to cash flow hedges	—	(4,465)	(9)	11,725	16,768	—	24,019
Actuarial gain (loss) on defined benefit pension plans	—	(2,091)	(46,830)	(49,796)	(4,461)	—	(103,178)
Gain (loss) related to foreign currency translation	—	(84,026)	18,540	—	132,627	(3,338)	63,803
Income tax (expense) benefit related to components of other comprehensive income	—	3,615	13,447	15,019	(23,250)	—	8,831

Other comprehensive income (loss), net of tax	—	(86,967)	(14,852)	(23,052)	121,684	(3,338)	(6,525)

Total comprehensive income	$4,357	$1,099,842	$16,682	$840,195	$1,332,079	$(1,972,703)	$1,320,452
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	139,989	139,989

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,357	$1,099,842	$16,682	$840,195	$1,332,079	$(2,112,692)	$1,180,463

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$117	$5,722	$—	$628,015	$—	$633,855
Trade accounts receivable, less allowance for doubtful accounts	—	—	165,090	—	3,037,010	1,555	3,203,655
Accounts receivable from related parties	1,266,916	5,558,131	840,302	2,570,654	3,544,817	(13,587,595)	193,225
Inventories	—	—	231,127	—	1,038,591	(154,164)	1,115,554
Prepaid expenses and other current assets	—	76,846	43,387	183	1,182,301	30,350	1,333,067
Deferred taxes	—	—	—	—	290,064	(44,710)	245,354

Total current assets	1,266,917	5,635,094	1,285,628	2,570,837	9,720,798	(13,754,564)	6,724,710
Property, plant and equipment, net	—	566	260,662	—	3,147,750	(118,798)	3,290,180
Intangible assets	—	945	64,679	—	799,958	3,829	869,411
Goodwill	—	—	55,312	—	13,026,868	—	13,082,180
Deferred taxes	—	81,555	38,291	—	129,927	(108,721)	141,052
Other assets and notes receivables(1)	—	9,154,819	45,297	13,267,706	6,662,384	(27,790,638)	1,339,568

Total assets	$1,266,917	$14,872,979	$1,749,869	$15,838,543	$33,487,685	$(41,768,892)	$25,447,101

Current liabilities:
Accounts payable	$—	$1,844	$34,798	$—	$536,542	$—	$573,184
Accounts payable to related parties	—	1,452,812	587,677	1,662,032	10,232,251	(13,794,041)	140,731
Accrued expenses and other current liabilities	29,771	61,367	141,392	9,240	1,982,051	(26,576)	2,197,245
Short-term borrowings	—	1	—	—	132,692	—	132,693
Short-term borrowings from related parties	—	—	—	—	5,357	—	5,357
Current portion of long-term debt and capital lease obligations	—	55,391	—	200,000	58,216	—	313,607
Income tax payable	—	13,663	—	—	66,024	—	79,687
Deferred taxes	—	1,573	7,992	—	47,555	(22,333)	34,787

Total current liabilities	29,771	1,586,651	771,859	1,871,272	13,060,688	(13,842,950)	3,477,291
Long term debt and capital lease obligations, less current portion	1,162,534	855,029	—	2,335,992	7,783,062	(3,056,340)	9,080,277
Long term borrowings from related parties	—	2,891,256	—	2,833,854	72,505	(5,797,615)	—
Other liabilities	—	70,823	1,615	170,149	147,015	22,374	411,976
Pension liabilities	—	14,872	324,156	—	296,531	6,759	642,318
Income tax payable	637	11,035	—	—	48,370	117,559	177,601
Deferred taxes	—	—	—	—	831,050	(26,441)	804,609

Total liabilities	1,192,942	5,429,666	1,097,630	7,211,267	22,239,221	(22,576,654)	14,594,072
Noncontrolling interests subject to put provisions	—	—	0	—	824,658	—	824,658
Redeemable Preferred Stock	—	—	—	235,141	(235,141)	—	—
Total FMC-AG & Co. KGaA shareholders' equity	73,975	9,443,313	652,239	8,392,135	10,073,889	(19,192,238)	9,443,313
Noncontrolling interests not subject to put provisions	—	—	—	—	585,058	—	585,058

Total equity	73,975	9,443,313	652,239	8,392,135	10,658,947	(19,192,238)	10,028,371

Total liabilities and equity	$1,266,917	$14,872,979	$1,749,869	$15,838,543	$33,487,685	$(41,768,892)	$25,447,101

(1)
Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$13	$4,490	$—	$672,206	$6,068	$682,777
Trade accounts receivable, less allowance for doubtful accounts	—	—	152,480	—	2,882,736	2,058	3,037,274
Accounts receivable from related parties	1,269,092	960,137	815,748	1,643,394	4,073,975	(8,609,228)	153,118
Inventories	—	—	287,625	—	946,790	(137,311)	1,097,104
Prepaid expenses and other current assets	—	71,939	41,240	167	879,085	44,960	1,037,391
Deferred taxes	—	—	—	—	322,337	(43,285)	279,052

Total current assets	1,269,092	1,032,089	1,301,583	1,643,561	9,777,129	(8,736,738)	6,286,716
Property, plant and equipment, net	—	734	238,469	—	2,980,268	(127,517)	3,091,954
Intangible assets	—	501	73,166	—	684,290	(81)	757,876
Goodwill	—	—	62,829	—	11,595,358	—	11,658,187
Deferred taxes	—	80,931	14,209	—	118,306	(109,279)	104,167
Other assets and notes receivables(1)	—	13,955,933	47,661	12,583,487	5,234,132	(30,600,207)	1,221,006

Total assets	$1,269,092	$15,070,188	$1,737,917	$14,227,048	$30,389,483	$(39,573,822)	$23,119,906

Current liabilities:
Accounts payable	$—	$2,193	$28,689	$—	$511,715	$—	$542,597
Accounts payable to related parties	—	1,896,712	522,719	1,600,480	4,931,344	(8,827,326)	123,929
Accrued expenses and other current liabilities	29,770	45,897	129,727	9,403	1,786,709	11,027	2,012,533
Short-term borrowings	—	60	—	—	96,588	—	96,648
Short-term borrowings from related parties	—	—	—	—	62,342	—	62,342
Current portion of long-term debt and capital lease obligations	—	271,090	—	200,000	40,280	—	511,370
Income tax payable	—	114,197	—	—	56,163	—	170,360
Deferred taxes	—	2,331	9,002	—	64,539	(41,678)	34,194

Total current liabilities	29,770	2,332,480	690,137	1,809,883	7,549,680	(8,857,977)	3,553,973
Long term debt and capital lease obligations, less current portion	1,167,466	96,699	—	2,438,189	7,478,944	(3,434,378)	7,746,920
Long term borrowings from related parties	—	3,359,606	—	2,092,818	6,940	(5,459,364)	—
Other liabilities	—	5,616	6,028	—	298,313	19,604	329,561
Pension liabilities	—	10,377	254,233	—	171,248	—	435,858
Income tax payable	2,287	30,846	—	—	20,262	123,538	176,933
Deferred taxes	—	—	—	—	768,156	(24,766)	743,390

Total liabilities	1,199,523	5,835,624	950,398	6,340,890	16,293,543	(17,633,343)	12,986,635
Noncontrolling interests subject to put provisions	—	—	0	—	648,251	—	648,251
Redeemable Preferred Stock	—	—	—	235,141	(235,141)	—	—
Total FMC-AG & Co. KGaA shareholders' equity	69,569	9,234,564	787,519	7,651,017	13,432,374	(21,940,479)	9,234,564
Noncontrolling interests not subject to put provisions	—	—	—	—	250,456	—	250,456

Total equity	69,569	9,234,564	787,519	7,651,017	13,682,830	(21,940,479)	9,485,020

Total liabilities and equity	$1,269,092	$15,070,188	$1,737,917	$14,227,048	$30,389,483	$(39,573,822)	$23,119,906

(1)
Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,406	$1,045,266	$15,225	$562,107	$1,316,739	$(1,683,935)	$1,259,808
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	4,211,195	—	(771,567)	—	(3,439,628)	—
Depreciation and amortization	—	632	55,433	—	676,704	(33,441)	699,328
Change in deferred taxes, net	—	(18,444)	(2,212)	—	145,601	(11,155)	113,790
(Gain) loss on sale of fixed assets and investments	—	—	131	—	2,523	—	2,654
(Gain) loss on investments	—	13,862	986	—	—	(14,848)	—
(Write Up) write-off loans from related parties	—	67,629	7,371	—	—	(75,000)	—
Compensation expense related to stock options	—	6,307	—	—	2,200	—	8,507
Investments in equity method investees, net	—	42,087	—	—	(18,964)	—	23,123
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(33,760)	—	(123,932)	281	(157,411)
Inventories	—	—	24,166	—	(148,719)	38,795	(85,758)
Prepaid expenses and other current and non-current assets	—	20,961	10,742	149,106	(198,834)	(6,154)	(24,179)
Accounts receivable from / payable to related parties	(3)	(5,222,902)	6,481	(814,972)	948,813	5,077,605	(4,978)
Accounts payable, accrued expenses and other current and non-current liabilities	—	29,906	47,061	1,754	42,577	126	121,424
Income tax payable	(1,650)	(112,696)	—	(136,469)	146,271	9,628	(94,916)

Net cash provided by (used in) operating activities	2,753	83,803	131,624	(1,010,041)	2,790,979	(137,726)	1,861,392

Investing Activities:
Purchases of property, plant and equipment	—	(835)	(111,994)	—	(863,362)	44,564	(931,627)
Proceeds from sale of property, plant and equipment	—	—	454	—	11,219	—	11,673
Disbursement of loans to related parties	—	(163,172)	—	249,485	—	(86,313)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(273,204)	(15,168)	(1,800)	(1,773,964)	285,078	(1,779,058)
Proceeds from divestitures	—	—	—	—	8,257	—	8,257

Net cash provided by (used in) investing activities	—	(437,211)	(126,708)	247,685	(2,617,850)	243,329	(2,690,755)

Financing Activities:
Short-term borrowings, net	—	1,803	(2,982)	—	(28,172)	—	(29,351)
Long-term debt and capital lease obligations, net	(2,752)	540,825	—	762,356	(124,109)	86,313	1,262,633
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(9,500)	—	(9,500)
Proceeds from exercise of stock options	—	98,523	—	—	8,524	—	107,047
Dividends paid	—	(317,903)	—	—	(20,387)	20,387	(317,903)
Capital increase (decrease)	—	—	—	—	218,371	(218,371)	—
Distributions to noncontrolling interest	—	—	—	—	(250,271)	—	(250,271)
Contributions from noncontrolling interest	—	—	—	—	42,356	—	42,356

Net cash provided by (used in) financing activities	(2,752)	323,248	(2,982)	762,356	(163,188)	(111,671)	805,011

Effect of exchange rate changes on cash and cash equivalents	—	30,264	(702)	—	(54,132)	—	(24,570)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1	104	1,232	—	(44,191)	(6,068)	(48,922)
Cash and cash equivalents at beginning of period	0	13	4,490	—	672,206	6,068	682,777

Cash and cash equivalents at end of period	$1	$117	$5,722	$—	$628,015	$—	$633,855

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,377	$1,109,890	$(3,251)	$739,402	$1,206,287	$(1,801,082)	$1,255,623
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(924,138)	—	(816,954)	—	1,741,092	—
Depreciation and amortization	—	689	52,029	—	629,071	(33,564)	648,225
Change in deferred taxes, net	—	(34,548)	3,149	—	46,888	424	15,913
(Gain) loss on sale of fixed assets and investments	—	(43)	437	—	(33,378)	—	(32,984)
(Gain) loss on investments	—	—	(61)	—	—	61	—
(Write Up) write-off loans from related parties	—	91,593	—	—	—	(91,593)	—
Compensation expense related to stock options	—	13,593	—	—	—	—	13,593
Cash inflow (outflow) from hedging	—	(4,073)	—	—	—	—	(4,073)
Investments in equity method investees, net	—	22,945	—	—	(20,610)	—	2,335
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	14,851	—	(54,149)	(1,982)	(41,280)
Inventories	—	—	(4,162)	—	(70,848)	20,092	(54,918)
Prepaid expenses and other current and non-current assets	—	46,352	(11,519)	(44,179)	72,114	5,107	67,875
Accounts receivable from / payable to related parties	(8)	(334,000)	644,752	128,185	(559,991)	106,351	(14,711)
Accounts payable, accrued expenses and other current and non-current liabilities	—	11,469	21,203	6,246	181,426	(5,080)	215,264
Income tax payable	174	7,917	—	(50,528)	7,661	(1,281)	(36,057)

Net cash provided by (used in) operating activities	4,543	7,646	717,428	(37,828)	1,404,471	(61,455)	2,034,805

Investing Activities:
Purchases of property, plant and equipment	—	(320)	(76,096)	—	(712,213)	40,691	(747,938)
Proceeds from sale of property, plant and equipment	—	48	583	—	19,216	—	19,847
Disbursement of loans to related parties	—	911,133	—	141,347	—	(1,052,480)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(103,308)	(24,503)	(1,000)	(492,683)	125,769	(495,725)
Proceeds from divestitures	—	—	—	—	18,276	—	18,276

Net cash provided by (used in) investing activities	—	807,553	(100,016)	140,347	(1,167,404)	(886,020)	(1,205,540)

Financing Activities:
Short-term borrowings, net	—	20	(613,593)	—	597,859	—	(15,714)
Long-term debt and capital lease obligations, net	(4,544)	(140,374)	—	1,596,569	(2,680,352)	1,052,480	(176,221)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	189,250	—	189,250
Proceeds from exercise of stock options	—	102,419	—	—	8,881	—	111,300
Proceeds from conversion of preference shares into ordinary shares	—	34,784	—	—	—	—	34,784
Purchase of treasury stock	—	(505,014)	—	—	—	—	(505,014)
Dividends paid	—	(296,134)	—	(684,229)	681,345	2,884	(296,134)
Capital increase (decrease)	—	—	—	(1,014,859)	1,117,683	(102,824)	—
Distributions to noncontrolling interest	—	—	—	—	(216,758)	—	(216,758)
Contributions from noncontrolling interest	—	—	—	—	66,467	—	66,467

Net cash provided by (used in) financing activities	(4,544)	(804,299)	(613,593)	(102,519)	(235,625)	952,540	(808,040)

Effect of exchange rate changes on cash and cash equivalents	—	(10,965)	170	—	(15,693)	—	(26,488)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	(65)	3,989	—	(14,251)	5,065	(5,263)
Cash and cash equivalents at beginning of period	1	78	501	—	686,457	1,003	688,040

Cash and cash equivalents at end of period	$0	$13	$4,490	$—	$672,206	$6,068	$682,777

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the year ended December 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC-AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,357	$1,186,809	$31,534	$863,247	$1,220,798	$(1,979,768)	$1,326,977
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(1,002,965)	—	(910,777)	(10,403)	1,924,145	—
Depreciation and amortization	—	519	47,832	—	583,375	(28,830)	602,896
Change in deferred taxes, net	—	1,994	4,113	—	71,744	(2,681)	75,170
(Gain) loss on sale of fixed assets and investments	—	(40)	(163)	—	(29,321)	—	(29,524)
(Gain) loss on investments	—	1,247	—	—	—	(1,247)	—
(Write Up) write-off loans from related parties	—	7,527	—	—	—	(7,527)	—
Investment (gain)	—	—	—	—	(139,600)	—	(139,600)
Compensation expense related to stock options	—	26,476	—	—	—	—	26,476
Cash inflow (outflow) from hedging	—	1,322	—	—	(15,269)	—	(13,947)
Investments in equity method investees, net	—	36,453	—	—	(13,941)	—	22,512
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(23,848)	—	(19,496)	—	(43,344)
Inventories	—	—	(40,910)	—	(11,532)	4,163	(48,279)
Prepaid expenses and other current and non-current assets	—	148,172	(13,633)	(64,830)	37,633	(18,929)	88,413
Accounts receivable from / payable to related parties	(3,724)	1,653,955	(49,477)	117,090	(1,788,646)	55,007	(15,795)
Accounts payable, accrued expenses and other current and non-current liabilities	—	(1,884)	33,157	1,024	193,756	(467)	225,586
Income tax payable	97	(137)	—	(30,967)	13,927	(21,398)	(38,478)

Net cash provided by (used in) operating activities	730	2,059,448	(11,395)	(25,213)	93,025	(77,532)	2,039,063

Investing Activities:
Purchases of property, plant and equipment	—	(485)	(78,272)	—	(638,394)	41,841	(675,310)
Proceeds from sale of property, plant and equipment	—	40	407	—	9,220	—	9,667
Disbursement of loans to related parties	—	(1,551,372)	—	289,879	—	1,261,493	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(1,618,662)	(2,021)	—	(1,876,310)	1,618,085	(1,878,908)
Proceeds from divestitures	—	44	—	—	263,306	(44)	263,306

Net cash provided by (used in) investing activities	—	(3,170,435)	(79,886)	289,879	(2,242,178)	2,921,375	(2,281,245)

Financing Activities:
Short-term borrowings, net	—	(24,338)	91,628	—	(80,241)	—	(12,951)
Long-term debt and capital lease obligations, net	(730)	1,308,572	—	(264,666)	1,380,034	(1,261,493)	1,161,717
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(372,500)	—	(372,500)
Proceeds from exercise of stock options	—	100,178	—	—	20,948	—	121,126
Dividends paid	—	(271,733)	—	—	(241)	241	(271,733)
Capital increase (decrease)	—	—	—	—	1,581,588	(1,581,588)	—
Distributions to noncontrolling interest	—	—	—	—	(195,023)	—	(195,023)
Contributions from noncontrolling interest	—	—	—	—	37,704	—	37,704

Net cash provided by (used in) financing activities	(730)	1,112,679	91,628	(264,666)	2,372,269	(2,842,840)	468,340

Effect of exchange rate changes on cash and cash equivalents	—	(1,616)	10	—	6,196	—	4,590

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	—	76	357	—	229,312	1,003	230,748
Cash and cash equivalents at beginning of period	1	2	144	—	457,145	—	457,292

Cash and cash equivalents at end of period	$1	$78	$501	$—	$686,457	$1,003	$688,040

FRESENIUS MEDICAL CARE AG & Co. KGaA

Schedule II – Valuation and Qualifying Accounts
(in thousands, except share data)

Development of allowance for doubtful accounts

	2014	2013	2012
Allowance for doubtful accounts as of January 1	$413,165	$328,893	$299,751
Change in valuation allowances as recorded in the consolidated statements of income	325,451	336,090	303,508
Write-offs and recoveries of amounts previously written-off	(309,058)	(249,783)	(273,643)
Foreign currency translation	(11,050)	(2,035)	(723)

Allowance for doubtful accounts as of December 31	$418,508	$413,165	$328,893

S-II