Form 20-F
period 2015-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2016-02-24
CIK 1333141

Use these links to rapidly review the document

INDEX OF FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Ordinary Shares, no par value: 305,314,120

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

☐ Yes                ☒ No

i

Certain Defined Terms

        In this report, (1) the "Company" refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, "Information on the Company – History and Development of the Company – History" below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) "we", "us" and "our" refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) "Fresenius Medical Care AG" and "FMC-AG" refer to the Company as a German stock corporation before the transformation of legal form and "FMC-AG & Co. KGaA" refer to the Company as a German partnership limited by shares after the transformation and (4) "FMCH" and "D-GmbH" refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our ordinary shares as of February 19, 2016, 30.91% based on 305,314,120 outstanding shares, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. The phrase "Fresenius SE and its subsidiaries" refers to Fresenius SE and all of the companies of the Fresenius SE group, other than FMC-AG & Co. KGaA and the subsidiaries of FMC-AG & Co. KGaA. Each of "Management AG", "FMC Management AG" and the "General Partner" refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. "Management Board" and "our Management Board" refer to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" and "our Supervisory Board" refer to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management and procurement within our Global Manufacturing Operations and research and development. All references in this report to the notes to our financial statements are to the Notes to Consolidated Financial Statements included in this report.

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

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with the government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law and the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act and comparable regulatory regimes in many of the 120 countries in which we supply health care services and/or products;

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

  •
  collectability of our receivables, which depends primarily on the financial stability and liquidity of our governmental and commercial payors;

  •
  our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

  •
  the greater size, market power and experience of certain competitors in certain geographic regions and business lines.

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

Market and Industry Data

        Except as otherwise specified herein, all patient and market data in this report have been derived using our internal information tool called "Market & Competitor Survey" ("MCS"). See Item 4.B, "Information on the Company – Business Overview – Major Markets and Competitive Position."

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable

Item 2.    Other Statistics and Expected Timetable

        Not applicable

Item 3.    Key Information

A.    Selected Financial Data

        The following table summarizes the consolidated financial information for our business for each of the years 2015 through 2011. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), an independent registered public accounting firm, audited these financial statements. All American Depositary Share ("ADS") and per ADS data reflect the two-for-one split of the ADSs representing our ordinary shares and the ADSs representing our previously outstanding preference shares, which was effective December 3, 2012. As a result of the split of our ADSs, the ratio of each class of ADSs was changed from one ADS representing one share to two ADSs representing one share. (See Item 4.A, "Information on the Company – History and Development of the Company – History"). All per ADS amounts in the table have been restated to reflect the ADS splits. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, "Operating and Financial Review and Prospects."

	2015	2014	2013	2012	2011
	(in millions except share and per share amounts)
Statement of Operations Data:
Revenue(a)	$16,738	$15,832	$14,610	$13,800	$12,570
Cost of revenues	11,407	10,836	9,872	9,199	8,418

Gross profit	5,331	4,996	4,738	4,601	4,152
Selling, general and administrative(b)	2,895	2,644	2,382	2,187	1,997
Research and development	140	122	126	112	111
Income from equity method investees	(31)	(25)	(26)	(17)	(31)
Other operating expenses	—	—	—	100	—

Operating income	2,327	2,255	2,256	2,219	2,075
Investment gain	—	—	—	140	—
Interest expense, net	391	411	409	426	297

Income before income taxes	1,936	1,844	1,847	1,933	1,778
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,029	$1,045	$1,110	$1,187	$1,071

Weighted average ordinary shares outstanding	304,440,184	302,339,124	301,877,304	301,139,652	299,012,744
Basic earnings per Ordinary share	$3.38	$3.46	$3.65	$3.89	$3.54
Basic earnings per Ordinary ADS(c)	1.69	1.73	1.83	1.94	1.77
Fully diluted earnings per Ordinary share	3.38	3.45	3.65	3.87	3.51
Fully diluted earnings per Ordinary ADS(c)	1.69	1.73	1.83	1.93	1.75
Dividends declared and paid per Ordinary share (€)(d)	0.78	0.77	0.75	0.69	0.65
Dividends declared and paid per Ordinary share ($)(d)	0.87	0.93	1.03	0.89	0.93

	2015	2014	2013	2012	2011
	(in millions except share and per share amounts)
Balance Sheet Data at December 31:
Working capital	$2,799	$3,247	$2,733	$2,957	$1,432
Total assets	25,533	25,381	23,054	22,249	19,473
Total long-term debt (excluding current portion)	7,853	9,014	7,681	7,709	5,435
Shareholders' equity	10,496	10,028	9,485	9,207	8,061
Capital Stock – Preference shares – Nominal Value(e)	—	—	—	4	4
Capital Stock – Ordinary shares – Nominal Value	387	385	382	375	372

(a)
The provision for bad debts relating to health care services which we presented as an operating expense before 2012 has been reclassified to a deduction from patient service revenue in accordance with US GAAP.

(b)
Included in Selling, general and administrative are gains on the sale of dialysis clinics in the amount of $1, $9, $36 and $5 for 2014, 2013, 2012 and 2011, respectively.

(c)
Basic earnings per Ordinary ADS and fully diluted earnings per Ordinary ADS have been restated to reflect a two-for-one split of our Ordinary ADSs outstanding effected on December 3, 2012, which changed the ratio from one ADSs representing one share to two ADSs representing one share.

(d)
Amounts shown for each year from 2015 to 2011 represent dividends declared and paid in each such year with respect to our operations in the year preceding payment. Our General Partner's Management Board has proposed dividends with respect to our operations in 2015 of €0.80 per Ordinary share . These dividends are subject to approval by our shareholders at our Annual General Meeting ("AGM") to be held on May 12, 2016.

(e)
As of June 28, 2013 all preference shares for capital stock were converted into ordinary shares. As of December 31, 2015 only one class of shares exists.

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

        For the year ended December 31, 2015, approximately 32% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. For further information regarding Medicare and Medicaid reimbursement, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and Item 5, "Operating and Financial Review and Prospects – Overview."

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

  •
  the discounting of reimbursed drug and medical device products and the reporting of drug prices to government authorities;

  •
  the collection, dissemination, access, use, security and privacy of protected health information; and

  •
  compensation of medical directors and other financial arrangements with physicians and other referral sources.

        Failure to comply with one or more of these laws or regulations may give rise to a number of legal consequences. These include, in particular, loss or suspension of federal certifications, loss or suspension of licenses under the laws of any state or governmental authority from which we generate substantial revenues, monetary and administrative penalties, increased costs for compliance with government orders, complete or partial exclusion from government reimbursement programs, refunds of payments received from government payors and government health care program beneficiaries due to failures to meet applicable requirements or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition and results of operations.

        The Company's medical devices and drug products are subject to detailed, rigorous and frequently changing regulation by the U.S. Food and Drug Administration ("FDA"), and numerous other national, supranational, federal and state authorities. These regulations apply to, among other things, product approvals, manufacturing practices, product labeling and promotion, quality control, quality assurance, and post-marketing safety reporting, including adverse event reporting and reporting of certain field actions. We cannot assure that all necessary regulatory approvals for new products or product improvements will be granted on a timely basis or at all. In addition, the Company's facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA and comparable regulatory authorities outside the U.S. may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of our products and those of our suppliers. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, they could be subject to significant adverse administrative and judicial enforcement actions in the future. These possible enforcement actions could include warning letters, injunctions, civil penalties, seizures of the Company's products, and criminal prosecutions as well as dissemination of information to the public about such enforcement actions. These actions could result in, among other things, substantial modifications to the Company's business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company's business and have a material adverse effect on the Company's business, financial condition and results of operations. For a discussion of open FDA warning letters, see "Regulatory and Legal Matters – FDA Warning Letters."

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

        By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of "qui tam" or "whistle blower" actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs. For information about certain of these pending investigations and lawsuits, see Note 19 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures," included in this report.

If we are unable to protect our information technology security systems against cybersecurity attacks or prevent other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of sensitive personal information or proprietary or confidential information, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse effect on our results of operations, financial position, and cash flows.

        We routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third-parties. We may be subject to breaches of the information technology security systems we use.

        A cybersecurity attack may penetrate our security controls and misappropriate or compromise sensitive personal information or proprietary or confidential information, create system disruptions, cause shutdowns, or deploy viruses, worms, and other malicious software programs that attack our systems. Any failure to keep our information technology systems and our patients' and customers' sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our business associates or vendors, could adversely affect our reputation and operations and also expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could adversely affect our business, results of operations, financial condition or liquidity.

        As we increase the amount of personal information that we store and share digitally, our exposure to these data security and related cybersecurity risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. We have implemented security technologies, processes and procedures to protect our confidential data; however, there are no assurances that such measures will be effective against all types of breaches.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

        The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene the Company's compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition. The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S.

Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigations and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests. Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities. See "Item 15B. Management's annual report on internal control over financial reporting" and Note 19 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures," included in this report.

If our joint ventures violate the law, our business could be adversely affected.

        A number of the dialysis clinics and health care centers that we operate are owned, or managed, by joint ventures in which one or more hospitals, physicians or physician practice groups hold an interest. Physician owners, who are usually nephrologists, or dialysis clinics may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. Because our relationships with physicians are governed by the federal and state anti-kickback statutes, we have structured our joint venture arrangements to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti- Kickback Statute; however, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute, the Stark Law or other similar laws worldwide, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from Medicare, Medicaid and other U.S. federal and state healthcare programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations. In 2015, we received subpoenas from the U.S. Attorneys for Colorado and New York requesting information pertaining to certain of our joint venture dialysis facilities. See Note 19 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures," included in this report

Proposals for healthcare reform, or relating to regulatory approvals, could decrease our revenues and operating profit.

        Many of the countries in which we operate have been considering proposals to modify their current healthcare systems to improve access to health care and to control costs. Policymakers in the U.S. and elsewhere are also considering reforms that could change the methodology used to reimburse providers of health care services. As a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 which continues in force. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

        See Item 4, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and "– Healthcare reform:" and Item 5, "Operating and Financial Review and Prospects – Financial Condition and Results of Operations – Overview" for information regarding the impact of the Medicare end stage renal disease ("ESRD") prospective payment system ("ESRD PPS") on our business, our efforts to mitigate some of its effects, and the anticipated effects of the Patient Protection and Affordable Care Act ("ACA") and other legislation on our business, as well as additional information regarding the legislation and other matters discussed above.

        In addition, there may be future legislative or regulatory changes that affect FDA procedures or decision-making for approving medical device or drug products. Any such legislation or regulations, if enacted or promulgated, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse effect on our business, financial condition and results of operations.

        In the United States, the ACA authorized state and federal health care exchanges to provide greater access to private health insurance coverage. These exchanges went into effect in 2014, and it is not yet known how the insurance coverage available through the exchanges will impact reimbursement for health care services, if at all. There can be no assurance that we can achieve future price increases from private insurers and managed care organizations offering coverage through the federal and state health care exchanges that are comparable to those we have historically received. In addition, consolidation among private insurers may have an adverse impact on our ability to negotiate commercially reasonable rates with such insurers. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results.

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

        Government reimbursement programs generally pay less than private insurance. Medicare pays us only 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), and Medicaid rates are comparable. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. We derived 32% of our worldwide revenue from Medicare and Medicaid. In 2015, approximately 35% of our consolidated Health Care revenues were attributable to private payors in the North America Segment. Therefore, if the private payors in the North America Segment reduce their payments for our services, or if we experience a material shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would materially decrease.

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

The utilization of ESAs could materially impact our operating profit. An interruption of supply or our inability to obtain satisfactory terms for ESAs could reduce our operating profit.

        Erythropoietin stimulating agents, or ESAs, are manufactured for sale in the U.S. by Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa) and Hoffmann-La Roche under the brand name Mircera®. Our current non-exclusive ESA sourcing and supply contract with Amgen covers the period from January 1, 2016 to December 31, 2018. Additionally, our current exclusive supply agreement for Mircera® from 2015 continues through December 31, 2018.

        Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) a reduction of the current overfill amount in ESA vials that we currently use (liquid medications, including certain ESAs in vial containers, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), (ii) an interruption of supply of ESAs, or (iii) material increases in the utilization of ESAs.

If we fail to estimate, price for and manage our medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows.

        Through our value-based agreements and health insurance products, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments from governmental and commercial insurers. We currently participate in various value-based programs, including (i) CMS's Bundled Payments for Care Improvement (BPCI) program and Comprehensive ESRD Care initiative, (ii) Medicare Advantage chronic special needs plans and (iii) capitation agreements with commercial insurers in which FMCH receives a fixed fee to cover all or a defined portion of the medical costs of a defined population of patients. See Item 4, "Information on the Company – Business Overview" for additional information.

  •
  The Bundled Payments for Care Improvement initiative ("BPCI") is a CMS three-year pilot initiative with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. Our majority-owned subsidiary, Sound Inpatient Physicians, Inc. ("Sound") commenced participation under BPCI in April 2015 in several markets. Under the BPCI, we have the ability to receive additional payments if we are able to deliver quality care at a cost that is lower than certain established benchmarks, but also have the risk of incurring financial penalties if we are not successful in doing so. Should we fail to perform as required under the BPCI initiative and our agreement with CMS, CMS may, among other remedies, terminate our right to participate in the BPCI program, in whole or in part.

  •
  Under CMS's new Comprehensive ESRD Care Model ("the Model"), dialysis providers and physicians can form entities known as ESRD Seamless Care Organizations, or "ESCOs," as part of a new payment and care delivery model that seeks to deliver better health outcomes for ESRD patients while lowering CMS's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and reimburse CMS a share of any such increases. The Model commenced on October 1, 2015 with 13 ESCOs across the country, six of which were organized with our dialysis facilities. The initial agreement period for the Model lasts through 2018. CMS and each ESCO then have the option of extending this agreement for an additional two years based on the ESCO's performance.

  •
  We are providing Medicare Advantage ESRD Chronic Conditions Special Needs Plan ("MA-CSNP") products in three states as of January 1, 2016. MA-CSNPs are Medicare health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Membership is limited to special needs individuals with specific severe or disabling chronic conditions such as ESRD. MA-CSNPs focus on improving the coordination of care by monitoring health status, managing chronic diseases, avoiding inappropriate hospitalizations and helping beneficiaries manage their condition more effectively on the care continuum. As a MA-CSNP, we will provide health care services and receive set payments from CMS for the complete care of ESRD patients who have enrolled in our MA-CSNP. For each MA-CSNP, we manage medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and care management programs. Total medical costs are affected by the number of individual services rendered, the cost of each service and the type of service rendered. Our revenue on Medicare Advantage policies is based on CMS's premiums set for ESRD beneficiaries, based on the average cost of similar beneficiaries in the Medicare program. The benefits, and projected medical costs, of these plans are submitted to CMS in June the year before the contract year ("Bid"). Although we base the premiums we charge and our Bids on our estimates of future medical costs over the fixed contract period, many factors may cause actual costs to exceed those estimated and reflected in premiums or Bids. These factors may include medical cost inflation, increased use of services, increased cost of individual services, natural catastrophes or other large-scale medical emergencies, epidemics, the introduction of new or costly drugs, treatments and technology, new mandated benefits (such as the expansion of essential benefits coverage) or other regulatory changes and insured population characteristics. Failure to adequately price our products or estimate the costs of providing benefits to our beneficiaries, or effectively manage our operating expenses, may result in a material adverse effect on our results of operations, financial position, and cash flows. There is also the possibility that Medicare Advantage Special Needs plans will not be re-authorized by Congress. Without Congressional action, these plans will expire on December 31, 2018. If the Special Needs plans are not re-authorized, our insurance business financial results could be materially and adversely impacted.

  •
  We have also entered into sub-capitation and other shared savings arrangements with certain payors to provide care to Medicare Advantage ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we owe the payor the difference.

        The reserves that we establish for health insurance policy benefits and other contractual rights and benefits are based upon assumptions and judgments concerning a number of factors, including trends in health care costs, expenses, general economic conditions and other factors. To the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase and future earnings could be adversely affected.

        Our profitability is dependent in part upon our ability to contract on favorable terms with hospitals, physicians and other health care providers. The failure to maintain or to secure cost-effective health care provider contracts may result in a loss of beneficiaries or higher medical costs, which could adversely affect our business.

We are exposed to product liability, patent infringement and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.

        Healthcare companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us; for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in this report.

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

  •
  the economic situation in certain countries could deteriorate;

  •
  fluctuations in exchange rates could adversely affect profitability;

  •
  we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems;

  •
  we could be negatively impacted by the ability of certain countries to service their sovereign debt obligations;

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

  •
  transportation delays or interruptions.

        International growth and expansion into emerging markets could cause us difficulty due to greater regulatory barriers than in the United States or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, legal and political systems and conditions. For example, unstable political conditions or civil unrest could negatively impact our operations and sales in a region or our ability to collect receivables or reimbursements or operate or execute projects in a region.

        Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.

We could be adversely affected if we experience shortages of components or material price increases from our suppliers.

        Our purchasing strategy is aimed at developing partnerships with strategic suppliers through long-term contracts and at the same time ensuring, where reasonably practicable, that it has at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing). To prevent loss of suppliers, we monitor our supplier relationships on a regular basis. Suppliers which are integral to our procurement functions are subject to performance and risk analyses. Through constant market analyses, a demands-based design of supplier relationships and contracts, as well as the use of financial instruments, we seek to mitigate disruptive component shortages and potential price increases. If the Company is unable to counteract the risk of bottleneck situations at times of limited availability of components and other materials in spite of its purchasing strategy in combination with ongoing monitoring of market developments, this could result in delays in production and hence have an adverse effect on the Company's results of operations. Similarly, material price increases by suppliers could also adversely affect the Company's result of operations.

If physicians and other referral sources cease referring patients to our health care service businesses and clinics or cease purchasing or prescribing our products, our revenues would decrease.

        In providing services within our health care business, we depend upon patients choosing our health care facilities as the location for their care. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility, pharmacy, physician practice, vascular surgery center or urgent care center to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic's staff, convenient scheduling, and a clinic's location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of new or existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis business also depends on recommendations by hospitals, managed care plans and other healthcare institutions. If a significant number of physicians, hospitals or other healthcare institutions cease referring their patients to our clinics; this would reduce our health care revenue and could materially adversely affect our overall operations.

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

        Although there has been some improvement in the global economy and financial markets since the market deterioration of the global economy and tightening of the financial markets in 2008 and 2009, the overall global economic outlook remains uncertain and current economic conditions could adversely affect our business and our profitability. Among other things, the potential decline in federal and state revenues that may result from such conditions may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

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

Any material disruption in federal government operations and funding could have a material adverse effect on our revenues, earnings, cash flows and financial condition.

        A substantial portion of our revenues is dependent on federal healthcare program reimbursement, and any disruptions in federal government operations could have a material adverse effect on our revenues, earnings and cash flows. If the U.S. government defaults on its debt, there could be broad macroeconomic effects that could raise our cost of borrowing funds, and delay or prevent our future growth and expansion. Any future federal government shutdown, U.S. government default on its debt and/or failure of the U.S. government to enact annual appropriations could have a material adverse effect on our revenues, earnings and cash flows. Additionally, disruptions in federal government operations may negatively impact regulatory approvals and guidance that are important to our operations, and create uncertainty about the pace of upcoming health care regulatory developments.

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

        We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We could potentially receive notices of unfavorable adjustments and disallowances in connection with certain of these audits. If we are unsuccessful in contesting unfavorable determinations we could be required to make additional tax payments, which could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. See Item 5, "Operating and Financial Review and Prospects – B. Liquidity and Capital Resources."

Risks Relating to our Securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

        At December 31, 2015, we had consolidated debt of $8,646 million and consolidated total shareholders' equity of $ 10,496 million. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

        In October 2012, we entered into a syndicated Credit Agreement, which was amended in November 2014 (the "Amended 2012 Credit Agreement"). Our Amended 2012 Credit Agreement, the indentures relating to our senior notes ("Senior Notes") and our accounts receivable securitization program (the "A/R Facility") include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2012 Credit Agreement and the A/R Facility, we are obligated to maintain our consolidated leverage at or below an established maximum ratio (ratio of consolidated net funded debt to consolidated EBITDA) as these terms are defined in the respective financing agreements.

        Our Amended 2012 Credit Agreement and the indentures related to our Senior Notes include other covenants which, among other things, restrict or could have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Fresenius SE owns 100% of the shares in the General Partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

        Fresenius SE owns approximately 30.91% of our outstanding ordinary shares, excluding treasury shares, as of February 19, 2016. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE's consent, either or both of which could adversely affect the price of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.

        Under the pooling agreement that we have entered into for the benefit of non-related holders of our Ordinary shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC, to prepare annual and quarterly financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"), and to file information with the SEC with respect to annual and general meetings of our shareholders. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors to certain transactions between us and Fresenius SE and its affiliates.

        We are a "foreign private issuer," as defined in the SEC's regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC's proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short – swing profit recovery provisions of Section 16 of the Exchange Act. We are also generally exempt from most of the governance rules applicable to companies listed on the New York Stock Exchange (including the obligation to maintain a compensation committee of independent directors), other than the obligation to maintain an audit committee in accordance with Rule 10A – 3 under the Exchange Act and to provide an annual affirmation of our compliance. Exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities. See Item 16G, "Corporate Governance."

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

        On February 10, 2006, the Company completed the transformation of its legal form under German law as approved by its shareholders during the Extraordinary General Meeting ("EGM") held on August 30, 2005. Upon registration of the transformation of legal form in the commercial register of the local court in Hof an der Saale, on February 10, 2006, Fresenius Medical Care AG's legal form was changed from a German AG to a KGaA with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law, rather than a successor to the stock corporation. Management AG, a subsidiary of Fresenius SE, which was the majority voting shareholder of FMC-AG prior to the transformation, is the general partner of FMC-AG & Co. KGaA. Shareholders in FMC-AG & Co. KGaA participated in all economic respects, including profits and capital, to the same extent and with the same number of shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form. In connection with the transformation of form, the holders of substantially all of FMC-AG's non-voting preference shares, including preference shares represented by American Depositary Shares (ADSs), converted their preference shares into ordinary shares. The remaining preference shares were mandatorily converted into ordinary shares in July 2013.

        In 2013 we conducted a share buy-back program. We purchased a total of 7,548,951 ordinary shares on the Frankfurt Stock Exchange at a total cost of €385 million (US $505 million). The program was financed from cash flow and existing credit facilities.

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

        We acquired Phoslo®, a phosphate binder in 2006. During 2008, we entered into various license and distribution agreements to market and distribute intravenous iron products and in December 2010 we formed a new renal pharmaceutical company with one of the licensors, Galenica Ltd. "Galenica", named Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"). See the discussion of "Renal Pharmaceuticals" below.

        In 2012 we acquired 100% of the equity of Liberty Dialysis Holdings, Inc. ("Liberty Dialysis"), a Delaware corporation with principal offices in Mercer Island, Washington and the owner of all of the business of Liberty Dialysis, Inc. and 51% of Renal Advantage, Inc., for total cash consideration of $2,182 million consisting of $1,697 million cash, net of cash acquired and $485 million non-cash consideration (the "Liberty Acquisition"). Prior to entering into the merger agreement for the Liberty Acquisition, we owned 49% of Renal Advantage, Inc., and we also had a loan receivable from Renal Advantage Partners, LLC of $280 million which was retired as part of the transaction. Liberty Dialysis mainly provided dialysis services in the United States through the 263 clinics it operated. Liberty Dialysis' results have been included in the Company's Consolidated Statement of Income since February 29, 2012.

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

        See Item 4B, "Information on the Company – Business Overview – Our Strategy and Competitive Strengths." Additionally, for information regarding our capital expenditures during the past three years, see 4B, "Information on the Company -Business Overview – Capital Expenditures."

B.    Business Overview

Our Business

        We are the world's largest kidney dialysis company. We provide dialysis treatment and related dialysis care services to persons who suffer from ESRD, as well as other health care services. Our dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics we own, operate or manage and supplying these clinics with a broad range of products in addition to selling dialysis products to other dialysis service providers. We develop, manufacture and distribute dialysis products for the treatment of ESRD, including hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. We describe our other health care services as "Care Coordination". Care Coordination services include the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent our health care services. A summary representation of our services and products is as follows:

Health Care		Dialysis Products

Dialysis Care services	Care Coordination services	Major product groups
• ESRD-related treatments	• Hospitalist and intensivist	• Hemodialysis machines and peritoneal dialysis cyclers
• ESRD-related laboratory testing services	• Pharmacy	• Dialyzers
• Acute dialysis services	• Vascular, cardiovascular and endovascular specialty services	• Peritoneal dialysis solutions
	• Non-dialysis laboratory testing services	• Hemodialysis concentrates, solutions and granulates
	• Health plan	• Bloodlines
	• Urgent care	• Systems for water treatment
	• Physician Practice services	• Renal pharmaceuticals
• Other equipment & medical devices

        For the year ended December 31, 2015, we had net revenues of $16.7 billion, a 6% increase (11% in constant currency, see Item 5, "Operating and Financial Review and Prospects – Non U.S. GAAP Measures for Presentation – Constant Currency") over 2014 revenues. In 2015, we derived 71% of our revenues from our North America Segment, 16% from our EMEA Segment, 9% from our Asia-Pacific Segment and 4% from our Latin America Segment.

        At December 31, 2015, we provided dialysis treatment to 294,381 patients in 3,418 clinics worldwide, located in more than 45 countries. In 2015, we provided 44,596,446 million dialysis treatments, an increase of 4% compared to 2014.

        The following table summarizes net revenues for our North America Segment, EMEA Segment, Asia-Pacific Segment and our Latin America Segment in our major categories of activity, health care services and dialysis products for the three years ended December 31, 2015, 2014 and 2013.

	2015	2014	2013
	(in millions)
North America Segment
Health Care	$10,932	$9,655	$8,772
Dialysis Products	881	845	834

	11,813	10,500	9,606
EMEA Segment
Health Care	$1,226	1,438	1,406
Dialysis Products	1,403	1,634	1,617

	2,629	3,072	3,023
Asia-Pacific Segment
Health Care	$667	$569	$363
Dialysis Products	835	788	741

	1,502	1,357	1,104
Latin America Segment
Health Care	$567	$588	$589
Dialysis Products	199	248	254

	766	836	843

        We receive a substantial portion of our North America segment revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2015, 2014 and 2013 regarding the percentage of our U.S. patient service net revenues from (a) the Medicare program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2015	2014	2013
Medicare program	44.6%	47.5%	49.4%
Private / alternative payors	42.6%	43.1%	42.6%
Medicaid and other government sources	4.7%	3.5%	3.3%
Hospitals	8.1%	5.9%	4.7%

Total	100.0%	100.0%	100.0%

        Under the Medicare program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See "Regulatory and Legal Matters – Reimbursement."

Our Services, Products and Business Processes

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

        There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Due to the scarcity of compatible kidneys for transplant, most patients suffering from ESRD rely on dialysis.

        At the end of 2015, about 2.8 million patients regularly underwent dialysis worldwide. For dialysis treatment, we distinguish between two types: hemodialysis ("HD") and peritoneal dialysis ("PD"). In HD, a hemodialysis machine controls the flow of blood from the patient, the blood is cleansed by means of a specially designed filter known as a dialyzer and then pumped back into the body. With PD, the patient introduces a dialysis solution into his or her abdominal cavity and the patient's peritoneum is used as a dialyzing membrane. We provide dialysis services and products for both therapy methods. As a leading global healthcare company, we offer health care services and products in more than 120 countries around the world with a focus on the following areas:

  •
  Hemodialysis – treatment in specialized clinics

  •
  Peritoneal dialysis – treatments largely administered by patients

  •
  Home hemodialysis – a niche market

  •
  Acute dialysis – in case of a sudden loss of renal function, typically in a hospital inpatient setting

  •
  Dialysis drugs – expanding our product range

  •
  Additional services under Care Coordination

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

        Peritoneal Dialysis.    Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis ("CAPD"), or by a treatment known as continuous cycling peritoneal dialysis ("CCPD"), also called automated peritoneal dialysis ("APD"). In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD, a machine pumps or "cycles" solution to and from the patient's peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient. The human peritoneum can be used as a dialyzer only for a limited period of time, ideally only if the kidneys are still functioning to some extent.

Dialysis Services

        We provide dialysis treatment and related laboratory and diagnostic services through our global network of 3,418 outpatient dialysis clinics. At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. In hemodialysis treatment, a nurse connects the patient to the dialysis machine with the necessary tubing, known as bloodlines, and monitors the dialysis equipment and the patient's vital signs. The capacity of a clinic is a function of the number of stations and additional factors such as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

        As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S. These services include administering erythropoietin stimulating agents, or ESAs, which are synthetic engineered hormones that stimulate the production of red blood cells. ESAs are used to treat anemia, a medical complication that ESRD patients frequently experience. We administer ESAs to most of our patients in the U.S. Any interruption in supply of ESAs could materially adversely affect our business, financial condition and results of operations. A material increase in our utilization or acquisition cost for ESAs without an increase in the Medicare ESRD prospective payment system, or the ESRD PPS bundled reimbursement rate, could materially adversely affect our financial condition and results of operations.

        Our clinics also offer services for home dialysis patients, the majority of whom receive PD dialysis treatment. For these patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient's residence. (See "– Regulatory and Legal Matters – Reimbursement – U.S." for a discussion of the ESRD PPS and billing for these products and services.)

        We also provide dialysis services under contract to hospitals in the U.S. on an "as needed" basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma, or similar causes, and requires dialysis until the patient's kidneys recover their normal function. We provide services to these patients either at their bedside, using portable dialysis equipment, or at the hospital's dialysis site. Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic outpatient treatments.

Dialysis Products

        Based on internal estimates prepared using our Market & Competitor Survey ("MCS") (see "Major Markets and Competitive Position," below), publicly available market data and our data of significant competitors, we are the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We supply dialysis products to our dialysis clinics and we also sell our dialysis products directly and through distributors in more than 120 countries. Most of our customers are dialysis clinics. For the year 2015, dialysis products accounted for 20% of our total revenue.

        We produce and distribute a wide range of machines and disposables for HD, PD and acute dialysis. The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other dialysis products. The following amounts exclude intercompany product sales:

	Year Ended December 31,
	2015		2014		2013
	Total Product Revenues	% of Total	Total Product Revenues	% of Total	Total Product Revenues	% of Total
	(in millions)
Hemodialysis Products	$2,722	81	$2,904	81	$2,813	81
Peritoneal Dialysis Products	385	12	427	12	424	12
Other	239	7	251	7	243	7

Total	$3,346	100	$3,582	100	$3,480	100

Hemodialysis Products

        Our advanced line of hemodialysis machines includes two series. We developed the 4008 and 5008 Series for our markets outside of North America. For the North American market, we developed the 2008 Series. Our various models of these machine series utilize our latest research and development efforts to improve the dialysis process for our patients. Examples of these improvements include the addition of Clinical Data Exchange, which allows machine users to toggle their 2008T dialysis machine monitor view to provide access to their medical information system and dialysis screen and Wet Alert, a wireless wetness detector for the identification of blood leakage during dialysis.

        Other features of our dialysis machines include:

  •
  Volumetric dialysate balancing and ultrafiltration control system

  •
  Compatibility with all manufacturers' dialyzers and a variety of bloodlines and dialysis solutions

  •
  Modular design

  •
  Sophisticated microprocessor controls, touch screen interfaces, displays and/or readout panels that are adaptable to local language requirements

  •
  Battery backup which continues operations of the blood circuit and all protective systems up to 20 minutes following a power failure

  •
  Online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance Monitoring

  •
  bibag® Online Dry Bicarbonate Concentrate system, which produces bicarbonate concentrate directly in the machine eliminating the need for liquid bicarbonate jugs or a central bicarbonate system

  •
  Online data collection capabilities and computer interfacing with our Therapy Data Management System and/or Fresenius Information Systems which:

  •
  monitor and assess prescribed therapy;

  •
  connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network;

  •
  enter nursing records automatically at bedside;

  •
  adapt to new data processing devices and trends;

  •
  perform home hemodialysis with remote monitoring by a staff caregiver; and

  •
  record and analyze trends in medical outcome factors in hemodialysis patients.

Dialyzers

        Dialyzers are specialized filters that remove waste products, toxins and excess water from the blood during dialysis. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We manufacture our F-Series and premium FX class® series of dialyzers and our Optiflux® polysulfone single-use dialyzer using hollow fiber Fresenius Polysulfone® and Helixone® membranes from synthetic materials. Our FX CorDiax dialyzer contains the Helixone®plus high performance membrane. The Helixone®plus membrane selectively filters out toxins such as phosphates to reduce the risk of cardiovascular disease.

Peritoneal Dialysis Products

        We offer a full line of peritoneal dialysis systems and solutions for both CAPD and APD treatments.

        CAPD Therapy: The stay•safe® system has been specifically designed to help patients with their daily self-care CAPD treatment in a safe and convenient way. Our CAPD products have a number of advantages for patients including:

  •
  Fewer possibilities for touch contamination.  Our unique PIN and DISC technology simplifies the fluid exchange and minimizes the risk of infection, particularly in the disconnection step in which the stay•safe® patient connector is closed automatically without any direct touch intervention.

  •
  Optimal biocompatibility.  Outside of the North America Segment, our PD stay•safe® balance and stay•safe® bicaVera® solutions are pH neutral and have ultra-low glucose degradation product contents reducing the advanced glycation end product ("AGE") formation and aiming for better preservation of the peritoneal membrane and allowing for the protection of residual renal function of PD patients.

  •
  Environmentally friendly material:  Outside of the North America Segment, our stay•safe® system is made of Biofine®, a material developed by Fresenius, which upon combustion is reduced to carbon dioxide and is PVC and plasticizer free. Biofine® requires less energy to manufacture, generates less waste and is easy to recycle.

        APD Therapy: The effectiveness of APD therapy depends on the solution dwell time in the abdomen, the composition of the solution used, the volume of solution and the duration of the treatment, usually 8 - 10 hours. APD using our product line, which includes our sleep•safe cycler, sleep•safe harmony cycler and Liberty® cycler, offers a number of benefits to PD patients:

  •
  Improved quality of life.  The patient is treated at night and can lead a more normal life during the day without fluid exchange every few hours.

  •
  Improved adequacy of dialysis.  By adjusting the parameters of treatment, it is possible to provide more dialysis to the patient compared to CAPD therapy. This therapy offers important options to physicians such as improving the delivered dose of dialysis for certain patients.

  •
  Personalized adapted APD.   sleep•safe cycler and sleep•safe harmony cyclers allow patients to be treated using a modified version of APD where short dwell times with small fill volumes are used first to promote ultrafiltration and subsequently longer dwell times and larger fill volumes promote the removal of uremic toxins from the blood.

  •
  Patient Management Software:  We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystem® and Pack-PD®. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.

Renal Pharmaceuticals

        We continue to develop, acquire and in-license renal pharmaceuticals to improve dialysis treatment for our patients. Below are the primary renal pharmaceuticals we have developed or for which we have obtained licenses for use:

PhosLo®

        In November 2006, We acquired PhosLo®, a calcium-based phosphate binder. We have received approval of PhosLo® in selected European countries. In October 2008, a competitive generic phosphate binder was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched an authorized generic version of PhosLo® to compete in the generic calcium acetate market. In April 2011, the FDA approved our New Drug Application (NDA) for Phoslyra®, a liquid formulation of PhosLo®, and we continue to commercialize this product in the U.S. market.

Venofer® and Ferinject®

        In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG) and one for the U.S. (with Luitpold Pharmaceuticals Inc. and American Regent, Inc.), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) (outside of the U.S.). Both drugs are used to treat iron deficiency anemia experienced by non-dialysis CKD (chronic kidney disease) patients as well as dialysis patients. Venofer® is the leading intravenous iron product worldwide. The first agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008 provides our subsidiary Fresenius USA Manufacturing Inc. ("FUSA") with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. The U.S. license agreement has a term of ten years and includes FUSA extension options. The international agreement has a term of 20 years.

        In December 2010, we announced the expansion of our agreements with Galenica by forming a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma, ("VFMCRP"), with the intention to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. FMC-AG & Co. KGaA owns 45% of the company which is headquartered in Switzerland. Galenica contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). Vifor Pharma, the pharmaceutical division of Galenica and its existing key affiliates or partners retain the responsibility for commercialization of both of these products outside the renal field.

Velphoro®

        As part of the agreement to create VFMCRP, Galenica also contributed to the new company the asset (excluding Japan) Velphoro®, a novel iron-based phosphate binder. Fresenius Medical Care North America ("FMCNA") markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the US market. The product for the U.S. market is supplied by an FDA approved, Vifor manufacturing facility in Switzerland and an FDA approved contract manufacturer also located in Switzerland. Velphoro has also been approved in Europe via the central approval process and has been commercially launched in Germany, the United Kingdom, Sweden, Denmark, the Netherlands, Belgium and Switzerland. Velphoro has also been approved in France, Italy and Spain. The VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL.

OsvaRen® and Phosphosorb®

        In June 2015, we further developed our joint venture, VFMCRP, with Galenica. In addition to the iron replacement products Ferinject® and Venofer® for use in nephrology indications as well as the phosphate binder Velphoro® in our shared product portfolio, VFMCRP acquired nephrology medicines commercialized by us, including the phosphate binders OsvaRen® and Phosphosorb®. The transfer of the marketing rights was largely completed during the fourth quarter of 2015, allowing the joint venture to further develop its sales and marketing in key European markets.

Care Coordination

Laboratory Services

        We provide general testing, clinical anatomic pathology and molecular testing for health care providers in the New York region.

Pharmacy Services

        We offer pharmacy services, mainly in the U.S. These services include providing renal medications and supplies to the homes of patients or to their dialysis clinic directly from renal pharmacists who are specially trained in treating and counseling patients living with kidney disease.

Vascular, Cardiovascular and Endovascular Specialty Services

        We operate vascular access centers mainly in the U.S. Patients receiving hemodialysis need to have a vascular access site implanted before their dialysis therapy starts to enable their blood to exit their bodies to our dialysis machines for cleansing and to return the newly cleaned blood into their bodies. Additionally, our vascular access services include both cardiovascular and endovascular specialty services. Cardiovascular procedures are similar to the vascular access procedures discussed above with a focus on treatment for heart disease, while endovascular surgical procedures are minimally invasive and designed to access many regions of the body via major blood vessels and assist in both the maintenance of hemodialysis accesses and other non-dialysis medical operations.

Hospitalist and Intensivist Services

        We employ physicians providing care in hospitals and post-acute care centers across the United States. Our hospitalist services utilize a consistent, patient-centered approach that relies on experienced physician leadership and a web-based workflow platform. We also provide intensivist services, which focus on the general medical care of hospitalized patients and the care of critically ill patients, usually in the intensive care unit (ICU), and the care of patients in post-acute centers.

Medical Cost Management

        We are expanding our activities in value-based healthcare contracting. Value based contracting includes shared savings arrangements in which a private payors or government programs share the savings from reductions in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Such contacting also includes capitated arrangements in which payors or government programs pay us a fixed amount per member under management to fund beneficiary medical expenses. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities.

Major Markets and Competitive Position

        To obtain and manage information on the status and development of global, regional and national markets we have developed our Market & Competitor Survey, or MCS. We use the MCS within the Company as a tool to collect, analyze and communicate current and essential information on the dialysis market, developing trends, our market position those of our competitors. Country – by – country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESRD, the treatment modality selected, products used, treatment location and the structure of ESRD patient care providers. The survey has been refined over the years to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors. While we believe the information contained in our surveys and competitor publications to be reliable, we have not independently verified the data or any assumptions from which our MCS is derived or on which the estimates they contain are based, and we do not make any representation as to the accuracy of such information. Except as otherwise specified herein, all patient and market data in this report have been derived using our MCS.

        We estimate that the volume of the global dialysis market was $73 billion in 2015 comprising approximately $13 billion of dialysis products and approximately $60 billion dialysis services (including administration of dialysis drugs). The currency-adjusted growth rate amounted to 4% during the last year.

        We are the world's leading provider of dialysis services with a market share of about 10% based on the number of treated patients. In addition to providing services to the largest number of dialysis patients of any health care company, we also operate more dialysis clinics than any of our competitors: in 2015, we had 3,418 (2014: 3,361) clinics worldwide. We treated 62% of our patients in North America, 19% in Europe, 10% in Latin America and 9% in the Asia-Pacific region.

        We are also the market leader in dialysis products with a 34% worldwide dialysis product market share. Dialyzers represent the largest product group in the worldwide dialysis market. In 2015, the worldwide dialyzer market was over $270 million including our market share of approximately $120 million. Dialysis machines also represent a substantial dialysis product market. In 2015, we produced more than half of the 81,000 machines sold worldwide. In 2014, we also held approximately 34% of the worldwide dialysis product market. Our share of the global dialyzer market was approximately 44% and our share of the dialysis machines market was approximately 50%.

Our competitive environment is described in more detail below:

        Health Care Services:    Over the last decade the dialysis industry has been characterized by ongoing consolidations. Internationally, the dialysis services market is much more fragmented, with a higher degree of public ownership in many countries. Our largest competitors are DaVita HealthCare Partners, Inc and U.S. Renal Care, Inc. in the North America Segment, Diaverum and Kuratorium für Heimdialyse in the EMEA Segment, Showa-Kai and B. Braun in the Asia-Pacific Segment, and Baxter International Inc. and Diaverum in the Latin America Segment.

        U.S. government programs are the primary source of reimbursement for services to the majority of patients and, as such, competition for patients in the U.S. is based primarily on quality and accessibility of service and the ability to obtain admissions from physicians with privileges at the facilities. However, the extension of periods during which commercial insurers are primarily responsible for reimbursement and the growth of managed care have placed greater emphasis on service costs for patients insured with private insurance.

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

        Laboratory Services:    Spectra competes in the U.S. with large nationwide laboratories, dedicated dialysis laboratories and numerous local and regional laboratories, including hospital laboratories. In the laboratory services market, companies compete on the basis of performance, including quality of laboratory testing, timeliness of reporting test results and cost-effectiveness. We believe that our services are competitive in these areas.

        Products:    We compete globally in the product market which is largely segmented between hemodialysis and peritoneal dialysis. Our competitors include Baxter International Inc. (which acquired the hemodialysis product business of Gambro AB in 2013), Asahi Kasei Medical Co. Ltd., Bellco S.r.l., B. Braun Melsungen AG, Nipro Corporation, Nikkiso Co., Ltd., NxStage Medical, Inc., Terumo Corporation, Kawasumi Laboratories Inc., Fuso Pharmaceuticals Industries Ltd., and Toray Industries, Inc. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products.

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

        Our strategy takes into account concrete, measurable growth targets as well as long-term trend forecasts in the dialysis market. The Management Board uses a number of different tools and indicators to evaluate our business performance, develop our strategy and make investment decisions. See Item 5, "Operating and Financial Review and Prospects." We expect not only the number of dialysis patients to increase but also the quality of services provided and of the products available to become even more important in the future with improved access to medical care. We believe comprehensive care, a more holistic approach to address the needs of our kidney patients, is another area that will continue to grow in the future. In response to these trends, we will not only focus our business on individual services or dialysis products, but also on combining the different areas of application related to dialysis, such as combining treatment concepts with dialysis drugs.

Pillars for Strategic Growth

        We rely upon four strategic operational pillars that govern the Company's primary strategy and activities and position us to achieve our growth and profitability objectives. Our four strategic pillars are described below:

  (1)    Continuous Growth and Expansion

        We are committed to giving more people access to life-saving dialysis treatment, as well as developing innovative products and therapies that improve our patients' quality of life. This includes our execution of strategic alliances with various healthcare institutions, which help to shape the development of the industry, while benefitting from the global growth of the market. To strengthen our market position, we have developed various approaches ranging from organic growth to the continuous assessment of acquisitions and partnerships that create synergies with our existing products and services.

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

  (2)    Development of New Business Areas

        Our main focus continues to be on comprehensive care for dialysis patients and dialysis-related treatments. In many regions, in addition to our products and dialysis treatments, we offer an increasing range of additional health care services which were aligned in 2014 under the title Care Coordination, as described above. See "Business Overview – Our Services, Products and Business Processes." We continue to develop other services to meet the growing demand for the care of patients with chronic kidney disease. Care Coordination will also allow us to expand into new business areas and meet the growing overall demand for quality health care services.

  (3)    Enhancing Products and Services

        Our sustainable growth strategy includes the development of innovative products and continuous improvement for dialysis treatments. We benefit from the vertically-integrated structure of our Company, which enables our Research and Development division to apply our experience as the world's largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and being in direct communication with doctors, nurses and patients to keep track of and meet customer and patient needs.

        Chronic kidney failure is a global problem, with demand for improved, high-quality yet cost-efficient products growing worldwide. We leverage synergies for product development that will allow us to address this need through our Global Research and Development. Our research also focuses on the vital aspects of the quality and safety of our products and services. This continued focus on quality makes us a reliable partner for patients, doctors, and care staff alike. We continue to operate local research and development sites in our global network which provides us with an advantage to familiarize ourselves with local requirements and respond to them quickly.

  (4)    Fostering Operational Excellence

        In a challenging economic environment, we also place importance on enhancing our profitability in the long term, while positioning and managing the Company more efficiently. We consider this as we optimize and modernize our administrative structures and processes and make greater use of synergies, building on the benefits realized through the establishment of our Global Manufacturing & Quality and Global Research & Development divisions. This will enable us to meet the increased demand for our products and services and create a flexible environment which fosters rapid response to changes in the dialysis market. At the same time, we have benefited, and will continue to benefit, from our decentralized structure, allowing us to remain a reliable local partner in patient treatment by providing quick responses to customer specific needs, and changes to local market and regulatory environment. We believe this flexibility coupled with our localized decision making structure helps us to gain access to new markets. Additionally, we launched a global efficiency program in 2013 with the aim of gaining Company-wide cost reductions. We expect these efficiencies to result in $300 million per year of sustained savings before tax beginning in 2017.

Vision 2020

        Based on this strategic focus, we set long-term targets in 2014 and announced our growth strategy for 2020. This strategy aims to increase the Company's revenues to $28 billion by fiscal year 2020, corresponding to an average annual growth rate of approximately 10% compared to 2013 revenue of $15 billion. In addition to the growth of our core ESRD business, we expect this growth in revenue to be driven by Care Coordination. The percentage share of the Company's total net revenue attributable to Care Coordination is expected to rise from 7% in 2014 to approximately 18% in 2020. In 2015, the percentage share of our total net revenue attributable to Care Coordination was 11%. Overall growth in net revenue will be driven by both organic growth and through acquisitions.

Customers, Marketing, Distribution and Service

        We sell most of our products to clinics, hospitals and specialized treatment clinics. Close interaction between our sales and marketing as well as research and development ("R&D") personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. Sales and Marketing engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products.

        In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From these central warehouses, we distribute our dialysis products to regional warehouses. We also distribute home hemodialysis and peritoneal dialysis products to the patient at home, and ship hemodialysis products directly to dialysis clinics and other customers. Additionally, local sales forces, independent distributors, dealers and sales agents sell all our products.

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

        Medicare program reimbursement regulations require that a medical director generally supervise treatment at a dialysis clinic. Generally, the medical director must be board certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. We have engaged physicians or groups of physicians to serve as medical directors for our outpatient dialysis centers and inpatient dialysis service relationships with hospitals. The compensation of our medical directors and other contracted physicians is negotiated individually and depends in general on local factors such as competition, the professional qualification of the physicians, the physicians' experience and tasks as well as the size and the offered services of the clinic. The total annual compensation of the medical directors and the other contracted physicians is stipulated at least one year in advance and the medical directors agree to seek to continue to improve efficiency and quality. We believe that the compensation of our medical directors is in line with the fair market value of their services.

        Almost all contracts we enter into with our medical directors in the United States, as well as the typical contracts which we obtain when acquiring existing clinics, contain non-competition clauses concerning certain activities in defined areas for a defined period of time. These non-compete agreements restrict the physicians from owning or providing medical director services to other outpatient dialysis centers, but these clauses do not restrict the physicians from performing patient services directly at other locations/areas or referring patients to other facilities. We do not require physicians to send patients to us or to specific clinics.

        In addition to our dialysis clinics, a number of our other health care centers employ or contract with physicians to provide professional services. We have financial relationships with these physicians in the form of compensation arrangements for the services rendered. These contractual arrangements are designed to comply with federal and state laws applicable to financial relationships with physicians, such as the Stark Law and the Anti-Kickback Statute. In addition to these legal requirements, we face competition from other communities and facilities for these physicians, which continues while the physician is practicing at one of our centers.

        A number of the dialysis clinics and other health care centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We also have agreements with physicians to provide management and administrative services at health care centers in which physicians or physicians groups hold an ownership interest and agreements with physicians to provide professional services at such health care centers. Our relationships with physicians and other referral sources relating to these joint ventures must comply with a federal Anti-Kickback Statute. Although there is a safe harbor for certain investment interests in small entities, our joint ventures do not satisfy all of the requirements for safe harbor protection. Failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute and, therefore, physician joint ventures that fall outside the safe harbors are not, by definition, prohibited by law.

Capital Expenditures

        We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve month periods ended December 31, 2015, 2014, and 2013.

	Actual
	2015	2014	2013
	(in millions)
Capital expenditures for property, plant and equipment
North America	$481	$404	$377
EMEA	121	163	149
Asia-Pacific	36	37	33
Latin America	49	38	23
Corporate	266	290	166

Total Capital Expenditures	$953	$932	$748

Acquisitions and Investments
North America	$235	$1,638	$461
EMEA	95	51	65
Asia-Pacific	49	255	12
Latin America	2	41	23
Corporate	46	2	2

Total Acquisitions and Investments	$427	$1,987	$563

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

        During 2015 and 2014, we had total cash and non-cash acquisitions and investments of $427 million and $1,987 million, respectively. In 2015, the investment in the North America Segment was mainly driven by available for sale financial assets, the acquisition of dialysis clinics and notes receivables related to an equity method investee. The investment in the EMEA Segment largely relates to the acquisition of dialysis clinics and the contribution to an equity method investee. The investment in the Asia-Pacific Segment was mainly driven by the takeover of a distributor. In 2014, the investment in the North American Segment was mainly driven by acquisitions completed to expand our services within Care Coordination, available for sale financial assets, deferred acquisition payments related to an equity method investee, notes receivables related to an equity method investee and other acquisitions. The investments in the EMEA Segment, Asia-Pacific Segment and Latin America Segment largely relate to acquisitions of clinics and deferred acquisition payments related to an equity method investee. In 2013, our investments in the North America Segment primarily consisted of an investment-type loan granted to a middle market dialysis provider (see Note 7 of the Notes to the Consolidated Financial Statements, "Other Assets and Notes Receivables," included in this report). The investments made in the EMEA Segment and the Asia-Pacific Segment largely relate to acquisitions of dialysis clinics and deferred acquisition payments related to an equity method investee. The investment in the Latin America Segment largely relates to the acquisitions of dialysis clinics. For further discussion of our 2015 acquisitions and investments, see Item 5, "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Net Cash Provided By (Used in) Investing Activities."

Procurement and Production

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

        The Global Manufacturing and Quality (GMQ) division manages all of Fresenius Medical Care's activities in purchasing of raw materials and semi-finished goods used in manufacturing activities, production including quality management, and distribution in North America. This centralized approach enables us to

  •
  continuously enhance the efficiency of our processes,

  •
  optimize cost structures,

  •
  improve returns on our capital invested in manufacturing,

  •
  respond more flexibly, and

  •
  fulfill our commitment to meeting high quality and safety standards.

        In this way, we are able to make a lasting contribution to the success of our operating activities.

        With a focus on quality, costs and availability, GMQ has introduced a state-of-the-art infrastructure with corresponding efficient processes and systems in the last few years, as well as bundling and optimizing existing structures. All production sites follow the Lean Manufacturing approach which in North America and our Schweinfurt plant includes the "Lean Six Sigma" management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of all manufacturing processes to achieve a very low error rate resulting in better quality production while shortening manufacturing time. We have implemented our Information Management System ("IMS"), which fulfills ISO 9001:2008 for quality control in combination with ISO norm 14001:2009, in all our European production sites. We are preparing the timely adoption of the new ISO 9001:2015. (See also "Regulatory and Legal Matters – Facilities and Operational Regulation" below). All of our production facilities have undergone annual ISO 13485 Quality Systems inspections, maintaining all certifications, with no major non-conformances affecting our established management system being noted. The Quality Management System ("QMS") in the Latin America Segment has been established and implemented based upon local or international regulations. At a minimum, each country must comply with the local regulation which provides the specific certification for production. The QMS of each country is reviewed through periodic management review, internal and corporate audits. In the Asia-Pacific Segment, every plant for medical devices or pharmaceutical products has a local QMS that is either ISO 13485:2003 and/or ISO 9001:2008 certified. The update of ISO 9001:2015 will be implemented in required plants in accordance with the standard. Where applicable, each plant also complies to the Medical Device Directive 93/42/EEC. As there are additional requirements on QMSs in most of the countries in the Asia-Pacific Segment for medical device or pharmaceutical manufacturing, additional requirements are based upon target markets and countries of production. All plants have successfully passed the annual ISO 13485/ISO 9001 QMS inspections for maintaining their required certifications.

        Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we carefully assess the reliability of all materials purchased to ensure that they comply with the rigorous quality and safety standards required for our dialysis products. We outsource only if we have confirmed that a supplier can meet or exceed our internal standards. An interactive information system connects all our global procurement activities to ensure standardized processes and constant monitoring of our projects.

        We focus on further optimizing procurement logistics and reducing total purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We are continuously intensifying, where appropriate, our use of internet-based procurement tools to increase agility and global transparency. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency. Additionally we have an automated replenishment control in our national warehouses that allows the warehouses to be refilled when their inventory reaches a preset defined minimum level and allows us to continue to improve our operational efficiency.

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

        In our EMEA Segment, our quality management activities are primarily focused on comprehensive development and implementation of a Healthcare Services QMS as part of an IMS. Our goals in this area include meeting quality requirements for our dialysis clinics and environmental concerns. This approach results in an IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the IMS standard offers a highly flexible structure that allows us to adapt to future regulations. Our IMS fulfills the ISO-Norm 9001:2008 requirements for QMSs and links it with the ISO-Norm 14001:2004 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2003 and of the Medical Device Directive 93/42/EEC. Currently, dialysis clinics in 17 countries within our EMEA region have QMSs which are certified according to the quality management standard ISO 9001:2008.

        Additionally, we have a comprehensive program, NephroCare Excellence, in our EMEA region. NephroCare is our service that provides complete life-saving treatments for renal failure at the point of care using advanced technologies and listening to and understanding our patients' needs to enable the best therapies, ensure a high-quality of care and empower patients.

        At each of our North America Segment dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2015, we continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment and the percentage of patients who use catheters, which is the major cause of hospitalization and morbidity.

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

        Our principal focus of our research and development activities is the development of new products, technologies and treatment concepts to optimize treatment quality and safety for dialysis patients and for the reduction in the costs of providing care. See Item 5.C, "Operating and Financial Review and Prospects – Research and Development."

        The Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA") created the ESRD quality incentive program under which dialysis facilities that fail to achieve quality standards established by the Centers for Medicare and Medicaid Service ("CMS") could have payments reduced by up to 2%. See Item 5, "Operating and Financial Review and Prospects – Overview."

Environmental Management

        We have integrated environmental protection targets into our operations. To reach these goals, our IMS has been in use at our production facilities as well as at a number of dialysis clinics. IMS fulfills the requirements of QMSs as well as environmental management. Environmental goals are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.

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

        In our European clinics, we continue to introduce our environmental management system in dialysis clinics and we continue to monitor and assess the management system performance in clinics where it was previously implemented. Currently, dialysis clinics in 14 countries in our European region are certified according to the environmental management standard ISO 14001:2004. We achieved ISO 14001:2004 certification for two dialysis clinics in North America as of December 31, 2015. We also conduct EHS regulatory audits of our manufacturing, distribution and laboratories annually and as needed. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data in over 700 clinics in the EMEA Segment and the Latin America Segment. This software is intended to reduce environmental management working time while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

        In our North America Segment dialysis clinics, we implemented recycling programs for corrugated materials and hemodialysis machines. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste.

Patents and Licenses

        As the owner of patents or licensee under patents throughout the world, we currently hold rights in 6,643 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our generation of DiaSafeplus® filters and FX® dialyzers which are the subject of patents and pending patent applications.

        Patents and pending patent applications relate to components of our 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and the connector system for our proprietary biBag bicarbonate concentrate container.

        A new therapy system by itself is protected by more than 80 patent families that protect the disposable, the machine or the system, respectively. A number of applications are pending or were recently issued for the North American 2008T HD machine including, for example, the CDX system for the display of medical information directly on the 2008T screen, a wireless wet detector for sensing line disconnect, an improved Crit-Line hematocrit measuring system and a U. S. version of the biBag filling system.

        Applications are also pending or were recently issued relating to our next generation peritoneal dialysis cycler which has a number of innovative attributes such as greatly reduced size and an innovative pumping system. Additionally, a large number of new patent applications have been filed related to our new table top portable HD machine, which is in an advanced development stage that utilizes sorbent technology to greatly reduce water usage.

        Patents for our polyolefine film, Biofine®, which is suitable for packaging intravenous and peritoneal dialysis fluids, have been granted in Australia, Brazil, Canada, South Korea, the United States and parts of Europe, including Germany and Belarus.

        Patents have also been granted in Brazil, Japan, South Korea, the United States and parts of Europe, including Germany, for claims related to a special film for a peelable, non-PVC, multi-chamber bag for peritoneal dialysis solutions. However, oppositions against the patents in parts of Europe remain pending.

        We believe that our success will continue to depend significantly on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a material number of products for which patent protection has lapsed or where only particular features are patented. We believe that even after the expiration of some of our patents, our proprietary know how for the manufacturing of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgraded products will continue to provide us with a competitive advantage. From time to time our patents may be infringed by third parties and in such case we will assert and enforce our rights. Initially registered patents may also be subject to invalidation or infringement claims made by competitors in formal proceedings (oppositions, trials, re-examinations, etc.) either in part or in whole. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property.

Trademarks

        Our principal trademarks are the name "Fresenius" and the "F" logo, for which we hold a perpetual, royalty-free license from Fresenius SE, our major shareholder and the sole shareholder of our general partner. See Item 7.B, "Related Party Transactions – Trademarks."

Risk Management

        We see risk management as the ongoing task of determining, analyzing and evaluating the spectrum of potential and actual risks in the Company and its environment and, where possible, taking pre-emptive and corrective action. Our risk management system, which is described in more detail below, provides us with a basis for doing so. It enables management to identify at an early stage risks that could jeopardize our growth or going concern, and to take steps to minimize any negative impact. As such, it is an important component of the Company's management and governance.

        Risk management is part of our integrated management system. The main objective is to identify potential risks as early as possible to assess their impact on business activities and to enable us, where necessary, to take appropriate countermeasures. Opportunities are not covered by the implemented risk management system. The two pillars of our risk management are the corporate controlling function, which is used for the identification and steering of short-term risks, and the internal risk monitoring system, which is typically used for the identification and steering of mid- to long-term risks. In the monitoring system, regional risk managers are responsible for identifying, assessing, and managing potential as well as existing industry- and market-related risks in their region and reporting them to the regional chief financial officers. Twice a year, the regional chief financial officers send their aggregated risk management reports to the central risk management coordinator who consolidates the reports and presents them to the Management Board. The main focus lies with material risks that have a total potential negative impact of €25 million or more in relation to operating income. The risk management reports contain further information on potential risks. Our Management Board is informed directly and immediately of any newly identified significant risks. The effectiveness of the risk management system is monitored by the Audit and Corporate Governance Committee of the Supervisory Board.

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

        The Global Internal Audit department is also responsible for monitoring the implementation of measures documented in the reports. The Management Board is informed about the implementation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. In 2015, a total of 54 audits were carried out.

        As a company required to file reports under the Exchange Act, we are subject to the provisions of the Sarbanes-Oxley Act of 2002 and related listing rules of the New York Stock Exchange applicable to foreign private issuers. For further information on these requirements, see Items 15.A. and 15.B, "Disclosure Controls and Procedures" and "Management's annual report on internal control over financial reporting."

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

  •
  complete or partial loss of various certifications, licenses, or other permits required under governmental authority by withdrawal, revocation, suspension, or termination or restrictions of such certificates and licenses by the imposition of additional requirements or conditions, or the initiation of proceedings possibly leading to such restrictions or the partial or complete loss of the required certificates, licenses or permits;

  •
  recoupment of payments received from government payors and government health care program beneficiaries because of any failures to meet applicable requirements;

  •
  a non-appealable finding of material violations of applicable healthcare laws; and

  •
  changes resulting from healthcare reform or other government actions that restrict our operations, reduce reimbursement or reduce or eliminate coverage for particular products or services we provide.

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

        A number of states in which we operate have laws that prohibit business entities, such as our Company and our subsidiaries, from practicing medicine, employing physicians to practice medicine or exercising control over medical decisions by physicians (known collectively as the corporate practice of medicine prohibition). These states also prohibit entities from engaging in certain arrangements, such as fee-splitting, with physicians.

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

        We maintain a comprehensive worldwide compliance program under the overall supervision of our chief compliance officer. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. We operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded healthcare program, or engage in impermissible conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act or the FCPA, among other laws. See Note 19, "Commitments and Contingencies – Other Litigation and Potential Exposures" of the Notes to our audited consolidated financial statements, included in this report.

Product Regulation

U.S. Pharmaceuticals

        In the U.S. numerous regulatory bodies, including the Food and Drug Administration ("FDA") and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer, distributor and a seller of drug products under their jurisdiction. Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended ("FDCA") and FDA's implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and Velphoro (sucroferric oxyhydroxide). Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, submit listings for drug products in commercial distribution and comply with regulatory requirements governing product approvals, drug manufacturing, labelling, promotion, distribution, post market safety reporting and recordkeeping. We are subject to periodic inspections by the FDA and other authorities for compliance with these requirements. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices ("cGMP"). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from promoting our pharmaceutical products in a false or misleading manner or for unapproved indications and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices.

Pharmaceuticals Outside the U.S.

        Some of our products, such as peritoneal dialysis solutions and PhosLo® and Phoslyra®, are considered medicinal products subject to the specific drug law provisions in various countries. The European Union has issued a directive on medicinal products for human use, No. 2001/83/EC (November 6, 2001), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany, the German Drug Law (Arzneimittelgesetz) ("AMG"), which implements European Union requirements, is the primary regulation applicable to medicinal products.

        The provisions of the German Drug Law are comparable with the legal standards in other European countries. As in many other countries, the AMG provides that a medicinal product may only be placed on the market if it has been granted a corresponding marketing authorization. Such marketing authorization is granted by the licensing authorities only if the quality, efficacy and safety of the medicinal product have been scientifically proven. Medicinal products marketed on the basis of a corresponding marketing authorization are subject to ongoing control by the competent authorities. The marketing authorization may also be subsequently restricted or made subject to specific requirements.

        The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant EU Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-Good Manufacturing Practice ("EU-GMP") as well as the terms of the particular marketing authorization. International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission and the International Conference on Harmonization of Technical Requirements for Human Use ("ICH"). In particular, the Pharmaceutical Inspection Co-operation Scheme ("PIC/S"), an international treaty, contains rules binding many countries in which medicinal products are manufactured. Among other things, the European Commission, PIC/S and ICH establish requirements for GMP which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2008 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which is more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

U.S. Medical Devices

        Our subsidiaries engaged in the manufacture of medical devices are required to register with the FDA as device manufacturers and submit listing information for devices in commercial distribution. As a manufacturer of medical devices, we are subject to requirements governing premarket approval and clearance, labelling, promotion, clinical research, medical device adverse event reporting, manufacturing practices, reporting of corrections and removals, and recordkeeping, and we are subject to periodic inspection by the FDA for compliance with these requirements. With respect to manufacturing, we are subject to FDA's Quality System Regulation (21 C.F.R. Part 820) and related FDA guidance, which requires us to manufacture products in accordance with cGMP, including standards governing product design. The medical device reporting regulations and guidance require that we report to the FDA whenever we receive or become aware of information that reasonably suggests that a device may have caused or contributed to a death or serious injury, or that a device has malfunctioned and a device or similar device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. In addition, the FDA prohibits our products division from promoting our manufactured products for unapproved or uncleared indications or in a false or misleading manner. We are also prohibited from promoting unapproved or uncleared drugs or devices more generally. Finally, as with our pharmaceutical products, states impose additional requirements on our drug manufacturing and distribution activities including requiring additional state licenses. We are subject to periodic inspections by the FDA and other authorities for compliance with these requirements.

Medical Devices Outside the U.S.

        In the EU, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area ("EEA"), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices ("AIMDs"), as last amended ("AIMD Directive"), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended ("MD Directive"), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended ("IVD Directive"). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. The MD Directive, has been amended, 2007/47/EC, with the intention to achieve improvements, including in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. In the future, the industry will face increasing requirements for medical devices. In September 2012, the first draft of a new regulation on medical devices ("MDR") was published by the European Commission. In October 2013, this draft, supplemented by additional amendments, was voted on by the European Parliament and subsequently published. It provided for further tightening of regulations for the manufacture of medical devices, as it applies to both manufacturers and accredited organizations within the EU ("Notified Bodies") for assessing product standards. In October 2015, the European Commission, Parliament and Council met to form a consolidated opinion for the MDR. The final regulation is expected to replace the MD Directive by 2016.

        According to the EU directives relating to medical devices, the CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a CE certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO13485:2012, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the European Community ("EC") requirements. If able to do so, the manufacturer must place a "CE" mark on the products. Medical devices that do not bear the "CE" mark cannot be imported, sold or distributed within the EC.

FDA Enforcement Action

        If the FDA believes that a regulated company is not in compliance with applicable laws and regulations, it can pursue various administrative and enforcement actions, including, for example, issuing an untitled or warning letter, initiating a seizure action, or seeking an injunction. Among other things, these actions can result in the assessment of administrative penalties, product recalls, and civil or criminal enforcement. Such actions could also lead to additional enforcement by other state or federal government agencies as well as law suits by patients or shareholders.

        On September 15, 2010, the FDA issued a warning letter to us citing several cGMP deficiencies, in response to which we have been taking corrective action. On November 5, 2015, following re-inspection, the FDA issued a close-out letter for this warning letter, stating that the FDA had completed its evaluation of the corrective actions taken in response to the warning letter and that the alleged violations have been addressed. In any re-inspection the FDA is not limited to reviewing only the processes, procedures, and facilities that triggered the re-inspection, particularly if the FDA believes the issues may be systemic. We are engaged in ongoing remediation efforts and continued dialogue with the FDA regarding remediation.

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

        On March 6, 2013, the FDA issued a warning letter following a two week inspection of the Ogden, Utah facility. The warning letter alleged two violations of cGMP requirements. First, the FDA asserted that FMCNA did not conduct adequate design verification studies related to electron beam (E-Beam) sterilized polysulfone dialyzers. Second, the FDA alleged that the corresponding design validation of these dialyzers is incomplete. On April 30, 2015, the FDA issued a close-out letter for this warning letter, stating that the FDA had completed its evaluation of the corrective actions taken in response to the warning letter and that the alleged violations have been addressed.

        We cannot assure that all necessary regulatory clearances or approvals, including those for new products or product improvements, will be granted on a timely basis, if at all. Delays in or failure to receive clearance or approval or delays in or failures to carry out product recalls may result in liability and reputational harm and may materially adversely affect our operating results. We also cannot assure that the FDA will be satisfied by our corrective and preventative actions taken as part of our ongoing remediation efforts. If the FDA does not accept our corrective and preventative actions, the FDA could take administrative, civil, or criminal enforcement action, resulting in liability and reputational harm, which could materially affect our operating results.

Sales of Dialysis Products to Iran

        The Company actively employs comprehensive policies, procedures and systems to ensure compliance with applicable controls and economic sanctions laws. The Company has allocated resources to design, implement and maintain a compliance program specific to the Company's U.S. and non-U.S. activities. At the same time, the Company's dedication to providing its life-saving dialysis products to patients and sufferers of end-stage renal disease extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, the Company's product sales to Iran from Germany are not subject to the EU's restrictive measures against Iran established by Council Regulation (EU) No. 267/2012 of March 23, 2012, as last amended by Council Regulation (EU) 2016/31 of January 14, 2016, as the Company's products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because the Company's sales to Iran were and are made solely by its German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 ("ITSR"), and are not eligible for licenses from the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") pursuant to the Trade Sanctions Reform and Export Enhancement

Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because the Company does not have a U.S. parent company and is not in any other way owned or controlled by a United States person, and the Company's affiliates involved in Iran-related transactions are not owned or controlled by a United States person. That the Company has a U.S. subsidiary does not cause the ITSR to apply to the Company's Iran-related transactions (because the sales by the Company's non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC's public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

        During the year ended December 31, 2015, the Company sold approximately $9.4 million of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately $6.7 million in operating income. During 2015, we also paid approximately $11.5 thousand in transportation costs most of which were reimbursed by the distributors. All such sales were made by the Company's German subsidiaries. Based on information available to the Company, the Company believes that most if not all products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the "Government of Iran" as defined in ITSR § 560.304. The Company's 2015 sales to Iran represent 0.6% of its total revenues. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of its products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

Environmental Regulation

        We are subject to a broad range of federal, foreign, state and local laws and regulations relating to pollution and the protection of the environment. These laws regulate, among other things, the discharge of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites and other matters relating to worker, public and consumer health, and safety as well as to the protection of the environment. In addition, the Company uses substances regulated under U.S. and EU environmental laws, primarily in manufacturing and sterilization processes. Noncompliance with these regulations can result in significant fines or penalties or limitations on our operations. The applicable environmental, health and safety laws and regulations, and any changes to them or their enforcement, may require us to make material expenditures with respect to ongoing compliance with or remediation under these laws and regulations or require that we modify our products or processes in a manner that increases our costs or reduces revenues.

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

        Our operations are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission, Environmental Protection Agency, and OSHA requirements and other federal, state and local hazardous and medical waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of our health care services as hazardous, although disposal of non-hazardous medical waste is subject to specific state regulation. Our operations are also subject to various air emission and wastewater discharge regulations.

        A few states have certificate of need programs regulating the establishment or expansion of healthcare facilities, including dialysis centers. We believe that we have obtained all necessary approvals for the operation of our healthcare facilities in accordance with all applicable state certificate of need laws.

Germany and Other Non-U.S.

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

U.S.

        Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESRD patients. Medicare pays as the primary insurer for Medicare-eligible individuals under some circumstances. For Medicare-primary patients, Medicare pays 80% of the prospective payment amount for the ESRD PPS items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary's cost-sharing obligations (typically an annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including

Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20% co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts. Medicare Advantage plans are required to pay at least the traditional Medicare fee for service rate to their out of network providers. As a result, Medicare Advantage plans with whom we do not have a contract will pay at least 80% of the prospective payment amount for the ESRD PPS items and services we provide their members. We have also entered into network contracts with several Medicare Advantage plans pursuant to which we may be entitled to higher reimbursement than traditional Medicare rates.

        Medicare's ESRD Prospective Payment System.    Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD.

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

        The Protecting Access to Medicare Act of 2014 ("PAMA") provides that rates will be updated by the market basket rate of increase net of the multifactor productivity adjustment. PAMA further specified that reductions of 1.25 percentage points in each of 2016 and 2017 and a 1.0 percentage point reduction in 2018. In addition, the law mandates that ESRD-related drugs with only an oral form, including PhosLo®, are expected to be reimbursed under the ESRD PPS in the future with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. Subsequently, the Achieving a Better Life Experience Act of 2014 delayed inclusion of such drugs in the ESRD PPS until January 1, 2025.

        On October 29, 2015, CMS issued a final rule to update payment policies and rates under the ESRD PPS for renal dialysis services furnished on or after January 1, 2016. In this final rule, CMS clarified that once a non-oral version of a previously oral-only drug, such as phosphate binders and calcimimetics, is approved by the Food and Drug Administration ("FDA"), such drug will cease to be considered oral-only. At such time, CMS will include both the oral and any non-oral version of the drug in the ESRD PPS. However, for at least two years after FDA approval, CMS will pay for both oral and non-oral versions of the drug using a transition drug add-on payment adjustment such as average sales price plus 6%, or some other mechanism set in accordance with Section 1847A of the Social Security Act. During this transition period, CMS will not pay outlier payments for these drugs, but will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to more accurately determine the appropriate payment rate to be included in the ESRD PPS for these drugs. At the end of this transition period, CMS will add payment for the oral and non-oral versions of the drug into the ESRD PPS through public rulemaking process similar to that used to set annual ESRD PPS rates.

        Sequestration of Medicare Payments.    On August 2, 2011, the U.S. Budget Control Act of 2011 ("BCA") was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. The BCA, in effect, required automatic across-the-board spending cuts for most government programs over nine fiscal years (2013-2021); these cuts were projected to total $1.2 trillion. The first cuts for Medicare payments to providers and suppliers were implemented on April 1, 2013. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs, including Medicare, for an additional two years. The reduction in Medicare payments to providers and suppliers (the "U.S. Sequestration") is limited to one adjustment of no more than 2 percent in each year through 2022, rising to 2.9 percent for the first half of FY 2023 and dropping to 1.11 percent for the second half of FY 2023. As mandated by PAMA, the reductions pursuant to U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024. The Medicare sequestration reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

        On October 29, 2015 the Centers for Medicare and Medicaid Service ("CMS") issued the final ruling regarding the ESRD PPS rate for 2016. Large dialysis organizations will experience a 0.2% increase in payments. The base rate per treatment is $230.39, which represents an approximate reduction of 4%, net, from the 2015 base rate of $239.43. The 2016 final ruling reflects a net market basket increase of 0.15% (2% less a 1.25% PAMA reduction and 0.6% productivity adjustment), application of a wage index budget-neutrality adjustment factor of 1.000495 and application of a refinement budget-neutrality adjustment factor of 0.960319. However, the approximate 4% reduction is almost completely offset with CMS case mix adjustments based upon their analysis of the fiscal years 2012 and 2013

        Revisions to Medicare's physician fee schedule.    The Medicare and CHIP Reauthorization Act of 2015 ("MACRA") removed the periodic threat of substantial reductions in payment rates under the Physician Fee Schedule ("PFS") that could have, if they had been permitted to take effect, significantly affected our businesses and those of our affiliated physicians. MACRA permanently removed the "sustainable growth rate" provision and in its place specified modest increases in PFS payment rates for the next several years. MACRA creates an elaborate scheme of incentive payments and penalty adjustments starting in 2019 based on physician performance as reflected in various measures of cost and quality of care and on possible participation in "alternative payment models," such as accountable care organizations. We cannot predict whether this scheme is likely to have material effects on our revenues and profitability in our nephrology, urgent care, vascular, cardiovascular and endovascular speciality services or in our hospitalist business.

        The ESRD PPS's quality incentive program ("QIP"), affects Medicare payments based on performance of each facility on a set of quality measures. Dialysis facilities that fail to achieve the established quality standards have payments for a particular year reduced by up to 2 percent, based on a prior year's performance. CMS updates the set of quality measures each year, adding, revising or retiring measures. The 2016 QIP payment adjustment is based on each facility's performance in 2014 on a set of measures that focus on anemia management, dialysis adequacy, reporting of dialysis events to the Centers for Disease Control and Prevention ("CDC"), administration of patient satisfaction surveys and monthly reporting of mineral metabolism. For payment year 2016, CMS continued all of the 2015 QIP measures and added two new clinical measures (proportion of patients with hypercalcemia and dialysis-related infections reported to the CDC's National Health Safety Network). For payment year 2017, CMS will retire one measure of hemoglobin adequacy and add a measure of hospital readmissions in order to assess coordinated care. For payment year 2018, CMS will add two new clinical measures (standardized transfusion ratio and pediatric peritoneal dialysis adequacy) and three new reporting measures (pain assessment and follow-up, clinical depression screening and follow-up and influenza vaccination of healthcare personnel). For payment year 2019, CMS will replace four separate measures of dialysis adequacy with a single comprehensive dialysis adequacy clinical measure.

        The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of healthcare program waste and fraud and (viii) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax has been suspended for all sales of such devices in 2016 and 2017. (ACA's dialysis provision was subsequently amended by the American Taxpayer Relief Act of 2013 ("ATRA") and then by P AMA, as noted above.)

        Pharmaceuticals.    We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. We make our pharmaceutical products available to authorized users of the Federal Supply Schedule ("FSS") of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs ("VA"). Under our license to market and distribute the IV Iron medication Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the manufacturer of Venofer® (when sold by us under one of our national drug codes ("NDCs")), which is reimbursed under Part B of the Medicare program. Our products also are subject to a federal requirement that any company participating in the Medicaid rebate or Medicare program charge prices comparable to the rebates paid to State Medicaid agencies on purchases under the Public Health Services ("PHS") pharmaceutical pricing program managed by the Department of Health and Human Services ("HHS") (also known as the "340B program" by virtue of the section of the Public Health Service Act ("PHSA") that created the program). The PHS pricing program extends these deep discounts on outpatient drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, certain "look alikes," as well as various other providers. ACA expanded the 340B program to include additional providers.

        Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our covered outpatient drugs that are separately reimbursed by those programs. ACA increased the minimum federal Medicare rebate percentages, effective January 1, 2010. Rebate calculations and price reporting rules are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current Average Manufacturer Price ("AMP") and Best Price for our pharmaceutical products. The Veterans Health Care Act imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than the Federal Ceiling Price, which is determined by applying a statutory discount to the average price charged to non-federal customers through wholesalers. Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the drug's average sales price ("ASP"), additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program (to the extent these manufacturers participate in the Medicaid rebate program, from which an obligation to report Part B drug prices flows). Since Venofer® is a Part B drug (i.e., one ordinarily administered incident to a physician service), we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our NDC, and reporting it to CMS. We are subject to specific ASP reporting obligations with respect to our Venofer® sales under a consent order issued by the Federal Trade Commission in October 2008 in connection with establishment of our licensing and distribution arrangements with Galenica and Luitpold (File No. 081-0146) described under "B. Business Overview – Renal Pharmaceuticals." The Medicare ESRD PPS system incorporates payment for Venofer® at dialysis facilities.

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

        Laboratory Tests.    Spectra obtains a portion of its net revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways. Payment for most tests is included in the ESRD PPS bundled rate paid to dialysis clinics. The dialysis clinics obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate at the frequencies designated in the capitation agreement.

        Second, laboratory tests provided by Shiel Laboratory and the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100 percent of the payment amounts on Medicare's Clinical Laboratory Fee Schedule ("CLFS"); these amounts vary across different geographic areas but which cannot exceed national ceilings on payment rates, called national limitation amounts ("NLAs"). Medicare updates the payment rates to reflect inflation by the change in consumer price index, subject to certain reductions.

        PAMA requires CMS to substantially revise how payment rates are determined under the CLFS, with new payment rates scheduled to be effective January 1, 2017. The new rates will be determined based on the median of rates paid by private payors for these tests in the period before the new rates take effect. The new rates will be effective for most tests for a three-year period, with no updates during that period for inflation or other factors. CMS is establishing the detailed parameters for reporting of private rates by laboratories and for the calculation of rates. Reliable estimates of the effects of the new rate-setting system on CLFS payment amounts are not yet available, but in general payment rates for most tests are expected to decline.

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

        Participation in new Medicare payment arrangements.    Six of our dialysis organizations participate in CMS's new Comprehensive ESRD Care Model ("the Model"), which involves ESRD Seamless Care Organizations, or "ESCOs." This Model seeks to deliver better health outcomes for ESRD patients while lowering Medicare's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. Our ESCOs also share in the risk of cost increases and are required to reimburse CMS a share of any such increases. The Model commenced on October 1, 2015, and the initial agreement period lasts three years. CMS and an ESCO then have the option of extending the ESCO's agreement for an additional two years based on the ESCO's performance.

        The Bundled Payments for Care Improvement ("BPCI") initiative is a CMS three-year pilot initiative involving bundled payments for the individual services, including acute inpatient hospital services, physician services, and post-acute services, furnished to Medicare beneficiaries during a single episode of illness or course of treatment. Our majority-owned subsidiary, Sound Inpatient Physicians, Inc. ("Sound") commenced participation under BPCI in April 2015 in several markets. Under the BPCI, Sound has the ability to receive additional payments if its physicians are able to deliver quality care at a cost that is lower than certain established benchmarks, but it also has the risk of incurring financial penalties if it is unsuccessful. Should Sound fail to perform as required under its BCPI agreement, CMS may terminate Sound's participation in the BPCI program, in whole or in part.

        We have entered into various arrangements which involve taking risk for the complete care of certain ESRD patients in exchange for set payments. CMS approved our application to offer Medicare Advantage ESRD Chronic Special Needs Plan ("MA-CSNP") in three states as of January 1, 2016. MA-CSNPs are Medicare Advantage health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Enrollment in these plans is limited to special needs individuals with specific severe or disabling chronic conditions, such as ESRD. Our MA-CSNPs will provide services, including Care Coordination services, and receive capitated payments from Medicare for the complete care of enrolled ESRD patients.

        We have also entered into sub-capitation and other shared savings arrangements with certain Medicare Advantage plans under which we assume risk in providing care to the plans' ESRD patients while paid on a per patient per month basis.

        Possible Changes in Statutes or Regulations.    Further legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See "Risk Factors – Risks Relating to Regulatory Matters – Proposals for healthcare reform, or relating to regulatory approvals, could decrease our revenues and operating profit," and "– Healthcare Reform" below.

Germany and Other Non-U.S.

        As a global company delivering health care and dialysis products in more than 120 countries worldwide, we face the challenge of addressing the needs of patients and customers in widely varying economic and healthcare environments.

        In the major European and British Commonwealth countries, healthcare systems are generally based on one of two funding models. The healthcare systems of countries such as Germany, France, Belgium, Austria, Czech Republic, Poland, Hungary, Turkey and the Netherlands are based on the Bismarck-type system, which is based on mandatory employer and employee contributions dedicated to health care financing. Countries such as the United Kingdom, Canada, Denmark, Finland, Portugal, Sweden and Italy established their national health services using the Beveridge-type system, which provides a national health care system financed by taxes. However, during the last decade, healthcare financing under many social security systems has also been significantly subsidized with tax money.

        In Asia-Pacific, tax-based funding, which implies health provision coverage and presents governments with more direct levers to control expenditure, is available in Australia, New Zealand, Hong Kong, Macau, Malaysia, South Korea, Taiwan and Thailand. Co-payment requirements differ among these countries according to services. Japan and the Philippines run a Bismarck-style system, which are financed through premiums paid into funds, while Indonesia has announced its intention to establish universal coverage in a comparable system by 2019. National Insurance Systems have been characterized by greater decentralisation and in general a more widespread use of "fee for service' agreements. Singaporeans contribute to a mandatory medical savings plan that can be used to cover hospital costs and may receive a limited amount of tax-based subsidies to cover catastrophic illnesses. China aims for universal coverage by 2020 by enrolling patients in various mixed social insurance and taxation-based schemes.

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

Anti-Kickback Statutes, False Claims Act, Stark Law and Other Fraud and Abuse Laws in the United States

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

        The Office of the Inspector General of HHS ("OIG"), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements between physicians and service providers that may violate fraud and abuse laws. In its most recent Work Plan for Fiscal Year 2016, OIG will review Medicare payments for and utilization of renal dialysis services and related drugs pursuant to ESRD PPS. OIG will compare facilities' acquisition costs for certain drugs to inflation-adjusted cost estimates and determine how costs for the drugs have changed.

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

Health Care Reform

        In response to increases in health care costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. healthcare system. ACA contains broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of healthcare program waste and fraud and (viii) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax has been suspended for all sales of such devices in 2016 and 2017.

        In National Federation of Independent Business v. Sebelius, the U.S. Supreme Court affirmed the right of individual states to elect to participate or not in ACA's Medicaid expansion. As of January 2016, almost one-third of the states elected not to expand their programs. As a result, the decrease in the number of uninsured individuals will be smaller than originally expected. We cannot predict whether additional states will agree to participate in the expansion in future years. In King v. Burwell, the U.S Supreme Court ruled that federal tax credits are available for health insurance purchased through federally-operated insurance exchanges in states that have not established their own exchanges. This ruling encourages individual participation in federally-operated insurance exchanges, and may lead to a further decrease in the number of uninsured individuals.

        CMS and the Department of Health and Human Services are continuing to implement various provisions of ACA. As a result, further regulations may be promulgated in the future that could substantially change the Medicare and Medicaid reimbursement systems, or that could impose additional eligibility requirements for participation in the federal and state healthcare programs. Moreover, such regulations could alter the current responsibilities of third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) including, without limitation, with respect to cost-sharing.

C.    Organizational Structure

        The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2015. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America."

D.    Property, plant and equipment

Property

        The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described under "Item 7.B. Related Party Transactions – Real Property Lease."

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Ogden, Utah	102,193	owned/leased	December 2033	Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
St. Wendel, Germany	92,107	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer
Schweinfurt, Germany	38,100	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Waltham, Massachusetts	33,688	leased	April 2029	North America corporate headquarters
Biebesheim, Germany	33,500	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
Enstek, Malaysia	28,778	owned		Manufacture hemodialysis concentrate
Fukuoka, Japan (Buzen Plant) – Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Knoxville, Tennessee	25,734	owned		Manufacture of peritoneal dialysis solutions
L´Arbresle, France	25,483	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding
Guadalajara, México	24,234	owned		Manufacture of peritoneal dialysis bags
Palazzo Pignano, Italy	21,440	owned		Manufacture of bloodlines and tubing, office

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Buenos Aires, Argentina	20,000	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates and desinfectants
Rockleigh, New Jersey	19,974	leased	December 2028	Clinical laboratory testing
Bad Homburg, Germany	18,700	leased	December 2016	Corporate headquarters and administration
Concord, California	17,015	leased	October 2028	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
São Paulo, Brazil	16,992	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and Warehouse
Vrsac, Serbia	15,365	owned		Administration, production and warehouse building
Bad Homburg (OE), Germany	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions / Technical Services / Logistics services

        We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution and administrative and sales facilities in the U.S. and other countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.

        For information regarding plans to expand our facilities and related capital expenditures, see "Item 4.B. Business Overview – Capital Expenditures."

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

Recoverability of Goodwill and Intangible Assets

        The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill and other non-amortizable intangible assets such as trade names and management contracts. At December 31, 2015, the carrying amount of goodwill amounted to $13,033 million and non-amortizable intangible assets amounted to $216 million representing in total approximately 51% of our total assets.

        In accordance with current accounting standards, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired. See also Note 1e) in the Notes to Consolidated Financial Statements.

        To comply with the provisions of the accounting standards for impairment testing, the fair value of the reporting unit is compared to the reporting unit's carrying amount. As we are subject to the International Financial Reporting Standards requirements, which utilizes the two-step approach, we do not follow the qualitative assessment within ASC 350-20-35. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by an after-tax weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The reporting units' respective expected growth rates for the period beyond ten years are: the North America Segment 1%, the EMEA Segment 0%, the Asia-Pacific Segment 4% and the Latin America Segment 4%. The discount factor is determined by the WACC of the respective reporting unit. The Company's WACC consisted of a basic rate of 6.15% for 2015. This basic rate is then adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions until they are appropriately integrated within each reporting unit.

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

Legal Contingencies

        We are party to litigation and subject to investigations relating to a number of matters as described in Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in this report. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

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

Accounts Receivable and Allowance for Doubtful Accounts

        Trade accounts receivable are a substantial asset of ours and the allowance for doubtful accounts is based upon a significant estimate made by management. Trade accounts receivable were $3,285 million and $3,204 million at December 31, 2015 and 2014, respectively, net of allowances for doubtful accounts of $466 million and $419 million, respectively.

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

        In our EMEA Segment, Asia-Pacific Segment and Latin America Segment as well as our North America Segment product division, for receivables overdue by more than one year, an additional valuation allowance is recorded based on an individual country risk, since we believe that the length of time to collect does indicate an increased credit risk.

        When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.

        In the Consolidated Statements of Income, expenses from our allowance for doubtful accounts is presented either as a deduction from revenue or as operating expense depending on the source of the receivable. For our health care business, we determine an allowance for patient services provided where all or a portion of the amounts billed or billable cannot be determined to be collectible at the time services are performed, e.g., when we provide treatment to a patient when such treatment is not covered by an insurance program or a reimbursement arrangement regardless of the patient's ability to pay. This allowance is shown as a reduction to our Consolidated Statements of Income line item Health Care. All of our other receivables are evaluated with the changes in the allowance for doubtful accounts recorded as an operating expense.

        Write offs are taken on a claim-by-claim basis when the collection efforts are exhausted. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit potentially more slowly outside of the North America Segment. See "B. Liquidity and Capital Resources," below, for a discussion of days sales outstanding developments in 2015. A significant change in our collection experience, deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

        If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2015 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2015 would have been reduced by approximately 1.6%.

        The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2015 and 2014. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Amounts pending approval from third party payors represented less than 3% at December 31, 2015.

        Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2015
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Government health care programs	$535	$125	$55	$38	$119	$872	27
U.S. commercial payors	264	161	50	41	30	546	17
U.S. hospitals	186	81	34	7	0	308	9
Self-pay of U.S. patients	1	5	4	3	2	15	0
Other North America Segment payors	3	29	5	1	0	38	1
Product customers and health care payors outside the North America Segment	845	311	124	98	128	1,506	46

Total	$1,834	$712	$272	$188	$279	$3,285	100

	At December 31, 2014
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Government health care programs	$542	$102	$54	$49	$106	$853	27
U.S. commercial payors	245	140	40	40	17	482	16
U.S. hospitals	138	56	10	6	2	212	7
Self-pay of U.S. patients	1	4	2	2	1	10	0
Other North America Segment payors	3	1	1	0	0	5	0
Product customers and health care payors outside the North America Segment	918	325	136	105	158	1,642	50

Total	$1,847	$628	$243	$202	$284	$3,204	100

Self-Insurance Programs

        Under the insurance programs for professional, product and general liability, auto liability, worker's compensation and medical malpractice claims, FMCH, our largest subsidiary, is partially self-insured for professional liability claims. For all other coverages we assume responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

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

U.S. GAAP-based measures

Revenue

        For our operating segments, revenue is a financial key performance indicator. The number of treatments performed each year is an indicator of revenue generation. For further information regarding revenue recognition and measurement, refer to Note 1h of the Notes to Consolidated Financial Statements, "The Company and Basis of Presentation – Summary of Significant Accounting Policies – Revenue Recognition and Allowance for Doubtful Accounts," included in this report. Revenue is also benchmarked based on movement at Constant Exchange Rates. See the "Non-U.S. GAAP Measures" below.

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

Updates to Key Performance Indicators

        As a result of the increase of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA.

Delivered EBIT

        Delivered EBIT reflects the operating income attributable to the shareholders of FMC AG & Co. KGaA.

Non-U.S. GAAP Measures

EBITDA

        EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $3,044 million, 18.2% of revenues for 2015, $2,954 million, 18.7% of revenues for 2014 and $2,904 million, 19.9% of revenues for 2013. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement, the A/R Facility and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities

	For the years ended December 31,
	2015	2014	2013
	(in millions)
Total EBITDA	$3,044	$2,954	$2,904
Interest expense (net of interest income)	(391)	(411)	(409)
Income tax expense, net	(623)	(584)	(592)
Change in deferred taxes, net	(45)	114	16
Changes in operating assets and liabilities	(17)	(246)	137
Stock compensation expense	12	9	14
Other items, net	(20)	26	(35)

Net cash provided by (used in) operating activities	$1,960	$1,861	$2,035

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

Cash flow measures

        Our Consolidated Statements of Cash Flows indicate how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets and our financial structure (including our liquidity and solvency). The net cash provided by (used in) operating activities is used to assess whether our business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and development of working capital, principally receivables. The financial key performance indicator of net cash provided by (used in) operating activities in percentage of revenue shows the percentage of our revenue that is available in terms of financial resources.

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

        The following table shows the significant cash flow key performance indicators:

Significant Cash Flow key performance indicators

	For the years ended December 31,
	2015	2014	2013
	(in millions)
Revenue	$16,738	$15,832	$14,610
Net cash provided by (used in) operating activities	1,960	1,861	2,035
Capital expenditures	(953)	(932)	(748)
Proceeds from sale of property, plant and equipment	18	12	20
Capital expenditures, net	(935)	(920)	(728)
Free cash flow	1,025	941	1,307
Net cash provided by (used in) operating activities in % of revenue	11.7%	11.8%	13.9%
Free cash flow in % of revenue	6.1%	5.9%	8.9%

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

Additional Non-GAAP Measures for 2015

Delivered EBIT

        As a result of the increase of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. Below is a table showing the reconciliation of Delivered EBIT to Operating Income for each of our reporting segments:

	For the years ended December 31,
	2015	2014	2013
	(in millions)
Delivered EBIT reconciliation
Total
Operating income (EBIT)	$2,327	$2,255	$2,256
less noncontrolling interests	(284)	(215)	(145)

Delivered EBIT	2,043	2,040	2,111
North America
Operating income (EBIT)	1,798	1,643	1,623
less noncontrolling interests	(274)	(207)	(139)

Delivered EBIT	1,524	1,436	1,484
Dialysis
Operating income (EBIT)	1,701	1,566		*
less noncontrolling interests	(234)	(187)		*

Delivered EBIT	1,467	1,379		*
Care Coordination
Operating income (EBIT)	97	77		*
less noncontrolling interests	(40)	(20)		*

Delivered EBIT	57	57		*
EMEA
Operating income (EBIT)	577	590	601
less noncontrolling interests	(3)	(3)	(1)

Delivered EBIT	574	587	600
Asia-Pacific
Operating income (EBIT)	298	279	168
less noncontrolling interests	(7)	(5)	(5)

Delivered EBIT	291	274	163
Latin America
Operating income (EBIT)	48	101	128
less noncontrolling interests	—	—	—

Delivered EBIT	$48	$101	$128

*
We revised our North America Segment disclosures in 2015 to align with structural changes and acquisitions during 2015 and 2014. However, we do not believe separate discussions of our dialysis business and Care Coordination will provide clarity on the North America Segment performance and operations in the comparison between 2014 and 2013 as this structure and the related metrics were not in place during 2013.

New Business Metrics

Care Coordination

        The measures for our North America Segment discussed below include current and future programs that we will be participating in and will be reflected in the discussion of our business within the North America Segment. Currently, only the sub-capitation, BPCI, ESCO programs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future we expect a few other programs will be included in the following metrics as information on reimbursements becomes available. These metrics may be developed further in future periods. Note that due to the timing required by CMS to review the BPCI program data we provide, estimates have been used in order to report these metrics in a timely manner.

Member Months Under Medical Cost Management

        Member months under medical cost management is calculated by multiplying the number of members who are included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we are assuming the risk of generating savings. The financial results will be recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical Cost Under Management

        Medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination Patient Encounters

        Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination patient encounters is the sum of all encounters and procedures completed during the period by Sound, MedSpring Urgent Care ("MedSpring"), Fresenius Vascular Care, and National Cardiovascular Partners ("NCP") as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism program ("BMM program").

Financial Condition and Results of Operations

Overview, legislation and growth

Overview

        We are the world's largest kidney dialysis company. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. We describe our other health care services as "Care Coordination." Care Coordination services include coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent our health care services. Based on publicly reported sales and number of patients treated, our health care operations in dialysis services and dialysis products make us the world's largest kidney dialysis company. In 2015, we estimated the volume of the global dialysis market was approximately $73 billion. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. The key to continued growth in revenue in our dialysis business is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth. For information regarding key indicators in Care Coordination, see "Non-U.S. GAAP Measures – New Business Metrics – Care Coordination," above.

        As a global company delivering health care and dialysis products we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in very different economic environments and healthcare systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all healthcare systems provide for dialysis treatment. Therefore, the reimbursement and ancillary services utilization environment significantly influences our business.

        The majority of treatments we provide are paid for by governmental institutions. Approximately 32% of our consolidated revenues are attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare & Medicaid Services ("CMS"). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, while we have generally experienced stable reimbursement globally, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD prospective payment system ("ESRD PPS") in the U.S. in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration" (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 ("ATRA") and (iv) the enactment of Protecting Access to Medicare Act of 2014 ("PAMA"). Please see the broader discussion of these legislative developments below:

Significant Legislative Impacts on U.S. Reimbursement

  •
  Under Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA"), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, ESRD PPS, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD quality incentive program ("QIP") which dictates that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent.

  •
  MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain healthcare items and services, less a productivity adjustment.

  •
  Additionally, as a result of the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 which continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our revenues, earnings and cash flows.

  •
  In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain drugs and biologicals that are included in the ESRD PPS, which were subsequently modified by PAMA. These reductions will reduce our market basket inflation adjustment by – 1.25% in 2016 and 2017, and 1% in 2018.

Recent CMS ESRD PPS Payment Rates

        On November 6, 2014, CMS issued the final rule regarding the ESRD PPS rate for 2015. The base rate per treatment was revised from $239.02 for 2014 to $239.43 for 2015. This change reflected a wage index budget-neutrality adjustment factor of 1.001729.

        On November 6, 2015, CMS published the final ruling regarding the ESRD PPS rate for 2016. We and other large dialysis organizations will experience a 0.2% increase in payments. The base rate per treatment is $230.39, which represents an approximate reduction of 4%, net, from the 2015 base rate. The 2016 final ruling reflects a net market basket increase of 0.15% (2% less 1.25% PAMA reduction and 0.6% productivity adjustment), application of a wage index budget-neutrality adjustment factor of 1.000495 and application of a refinement budget-neutrality adjustment factor of 0.960319. However, the approximate 4% reduction is almost completely offset with CMS proposed case mix adjustments based upon their analysis of the fiscal years 2012 and 2013.

Reimbursement Expectation

        As a consequence of the pressure to decrease health care costs, government reimbursement rate increases have historically been limited and are expected to remain stable in the future. We have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. In the future we expect to experience generally stable reimbursements for dialysis services globally. However, any significant decreases in Medicare reimbursement rates could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

New or Developing Revenue Streams

        We also participate in the following programs, initiatives and arrangements, each with specific reimbursement models as described in the discussion under "Reimbursement" in Item 4.B above, "Information on the Company – B. Business Overview."

  •
  ESCOs

  •
  BPCI

  •
  MA-CSNPs

  •
  Sub-capitation and other shared savings arrangements

Company Structure

        In 2015, we increased our operating segments from three to four segments in conjunction with a change in the structure of how we manage our business. Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed in prior years (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) have now been reclassified into four reporting segments during 2015. Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarter overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company´s global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 23 of the Notes to Consolidated Financial Statements "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

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

	2015	2014	2013
Total revenue(1)
North America	$11,813	$10,500	$9,606
EMEA	2,629	3,072	3,023
Asia-Pacific	1,502	1,357	1,104
Latin America	766	836	843
Corporate	28	67	34

Total	16,738	15,832	14,610

Operating income
North America	1,798	1,643	1,623
EMEA	577	590	601
Asia-Pacific	298	279	168
Latin America	48	101	128
Corporate	(394)	(358)	(264)

Total	2,327	2,255	2,256

Interest income	117	84	39
Interest expense	(508)	(495)	(448)
Income tax expense	(623)	(584)	(592)
Net Income	1,313	1,260	1,255
Less: Net Income attributable to noncontrolling interests	(284)	(215)	(145)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$1,029	$1,045	$1,110

(1)
Net of patient service bad debt provision

Year ended December 31, 2015 compared to year ended December 31, 2014

Highlights

        Revenue increased by 6% to $16,738 million (11% increase at constant exchange rates) mainly due to contributions from acquisitions (6%) and increases in organic revenue (6%), partially offset by the negative impact of exchange rate fluctuations (5%) and the effect of closed or sold clinics (1%).

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2015 decreased by 2% to $1,029 million from $1,045 million for the same period in 2014. This development was driven by the following 2015 transactions:

  (i)
  On February 17, 2016, we reached and reported to the courts an agreement in principle with a committee for all plaintiffs in regards to the GranuFlo® and NaturaLyte® multidistrict litigation in Massachusetts and Missouri. The agreement in principle calls for us to pay $250 million into a settlement fund in August 2016 in exchange for releases of all or substantially all of the plaintiffs' claims, provided that certain thresholds and restrictions are met. Our affected insurers have agreed to fund $220 million of the settlement fund, with a reservation of rights regarding certain coverage issues between and among us and our insurers. We have accrued a net expense of $60 million for consummation of the settlement, including legal fees and other anticipated costs ("Net Settlement Expense"), which is included in Selling, general and administrative. For further information, see Note 19 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report. The after tax loss related to the Net Settlement Expense was $36.3 million for the year ended December 31, 2015.

  (ii)
  An after tax loss of $26.9 million from the divestiture of our dialysis service business in Venezuela.

  (iii)
  The realized portion of the after tax gain, $11.1 million, from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma.

        For further discussion on our net income attributable to shareholders of FMC-AG & Co. KGaA, see the consolidated key financial performance indicators discussed below.

Consolidated Financials

Key Indicators for Consolidated Financial Statements
			Change in %
	2015	2014	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	16,738	15,832	6%	11%
Health Care(2)	13,392	12,250	9%	13%
Dialysis Products	3,346	3,582	(7%)	4%
Number of dialysis treatments	44,596,446	42,744,977	4%
Same market treatment growth in %	4.3%	3.7%
Gross profit as a % of revenue	31.9%	31.6%
Selling, general and administrative costs as a % of revenue	17.3%	16.7%
Operating income in $ million	2,327	2,255	3%
Operating income margin in %	13.9%	14.2%
Delivered EBIT in $ million(3)	2,043	2,040	0%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	1,029	1,045	(2%)
Basic earnings per share in $	3.38	3.46	(2%)

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" above.

        Health Care revenue increased by 9% to $13,392 million (13% increase at Constant Exchange Rates) for the year ended December 31, 2015 from $12,250 million in the same period of 2014, mainly due to contributions from acquisitions (7%), growth in same market treatments (4%) and increases in organic revenue per treatment (3%), partially offset by the negative impact of exchange rate fluctuations (4%) and the effect of closed or sold clinics (1%).

        Dialysis treatments increased by 4% for the year ended December 31, 2015 as compared to the same period in 2014. The increase is due to same market treatment growth (4%) and acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

        At December 31, 2015, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,418 clinics compared to 3,361 clinics at December 31, 2014. For the year ended December 31, 2015, we acquired 31 clinics, opened 83 clinics and combined, closed or sold 57 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 3% to 294,381 at December 31, 2015 from 286,312 at December 31, 2014.

        Dialysis product revenue for the year ended December 31, 2015 decreased by 7% (4% increase at Constant Exchange Rates) to $3,346 million as compared to $3,582 million in the same period of 2014. The 4% increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, hemodialysis solutions and concentrates, peritoneal dialysis products, bloodlines, products for acute care treatments and renal pharmaceuticals.

        The increase in gross profit margin to 31.9% from 31.6% primarily reflects increases in the North America Segment, EMEA Segment and the Asia-Pacific Segment, partially offset by an unfavorable impact of varying margins across our four reporting segments as well as a decrease in the Latin America Segment. The increase in the North America Segment was mainly due to lower costs for health care supplies, particularly due to cost decreases in ESAs, a favorable impact from a higher volume of commercial payors and a positive impact from manufacturing primarily driven by beneficial foreign exchange effects on purchases from intercompany production sites outside the U.S., partially offset by generally lower gross profit margins for hospitalist and intensivist services (including the effects of acquisition integration costs), higher personnel expense related to dialysis services and stronger growth in pharmacy services at lower than average margins. The increase in the EMEA Segment was driven by a favorable impact from volume and efficiency improvements on manufacturing costs. The increase in the Asia-Pacific Segment was largely due to favorable foreign exchange effects and a positive impact from acquisitions, partially offset by a write-off of a customs duty receivable in India. The decrease in the Latin America Segment was as a result of an unfavorable impact from inflationary driven manufacturing costs and higher costs related to inflation, partially offset by favorable foreign exchange effects.

        Selling, general and administrative ("SG&A") expenses increased to $2,895 million for the year ended December 31, 2015 from $2,644 million in the same period of 2014. SG&A expenses as a percentage of sales increased to 17.3% for the year ended December 31, 2015 in comparison with 16.7% in the same period of 2014 due to increases in the North America Segment, the Latin America Segment and the Asia-Pacific Segment, partially offset by a decrease in the EMEA Segment and favorable impact of varying margins across our four reporting segments. The increase in the North America Segment was mainly driven by the Net Settlement Expense, higher legal and consulting expenses, higher costs for employee benefit plans and an unfavorable impact from hospitalist and intensivist services. The increase in the Latin America Segment was driven by the impact of the loss from the divestment of the dialysis service business in Venezuela, higher costs related to inflation and increased bad debt expense, partially offset by higher reimbursement in part of the region. The increase in the Asia Pacific Segment was due to unfavorable foreign exchange effects, increased costs related to furthered sales development and higher consulting expense, partially offset by a favorable impact from acquisitions. The decrease in the EMEA Segment was largely due to a gain from the sale of our European marketing rights for certain renal pharmaceuticals (See Note 2 of the Notes to the Consolidated Financial Statements, "Related Party Transactions," included in this report), lower expenses related to compliance investigations we are conducting (See Note 19 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report) and lower IT project costs.

        Research and development ("R&D") increased to $140 million for the year ended December 31, 2015 from $122 million for the same period of 2014.

        Income from equity method investees increased to $31 million for the year ended December 31, 2015 from $25 million for the same period of 2014. This increase is primarily related to higher income from the joint venture with Vifor due to expansion of activities.

        Operating income increased to $2,327 million for the year ended December 31, 2015 from $2,255 million for the same period in 2014. Operating income margin decreased to 13.9% for the year ended December 31, 2015 as compared to 14.2% for the same period in 2014 as a result of higher SG&A as a percentage of revenue, partially offset by an increase in gross profit margin, as discussed above.

        Delivered EBIT increased to $ 2,043 million for the year ended December 31, 2015 from $2,040 million for the same period in 2014 as a result of the increased operating income partially offset by increased noncontrolling interests driven by higher operating income of the joint ventures with dialysis clinics, Care Coordination acquisitions in 2014 and the creation of new joint ventures with dialysis clinics the North America Segment.

        Interest expense increased by 3% to $508 million for the year ended December 31, 2015 as compared to $495 million for the same period in 2014 due to a higher impact from the valuation of the embedded derivative related to the equity-neutral convertible bonds issued in September 2014 and an increase in the average debt level during the year, partially offset by a favorable impact from the translation of interest expense on Euro-denominated bonds and the impact of amendments to our Amended 2012 Credit Agreement in 2014. Interest income increased to $117 million for the year ended December 31, 2015 from $84 million for the same period in 2014 mainly as a result of the higher impact from the valuation of the call option on the Company's shares related the issuance of equity-neutral convertible bonds issued in September 2014, which fully offsets the increase in interest expense due to the valuation of the embedded derivative noted above, as well as higher interest income as a result of the early repayment of interest-bearing notes receivables.

        Income tax expense increased to $623 million for the year ended December 31, 2015 from $584 million for the same period in 2014. The effective tax rate increased to 32.1% from 31.7% for the same period of 2014. The change in tax rate for the year ended December 31, 2015, as compared to the same period in 2014, was affected negatively by the positive impact of the resolution of challenged deductions for civil settlement payments taken in prior years on our 2014 tax rate and the negative effect from the non-tax deductible loss from the sale of the dialysis service business in Venezuela, partially offset by higher non-taxable noncontrolling interest expense. The effective tax rate is also impacted by tax rate differentials which are determined by calculating the difference between the applicable tax rate in each jurisdiction in which we operate and the combined German tax rate (a corporate tax rate, which includes a solidarity surcharge, and a trade tax rate). This difference is then applied to the taxable income generated in each of the jurisdictions. The significant rate differential for 2015 (see Note 17 of the Notes to Consolidated Financial Statements, "Income Taxes," included in this report) is the result of the U.S. effective tax rate being significantly higher than the German tax rates – 39.5% compared to the combined German tax rate of 29.6%. The U.S. effective tax rate is comprised of the U.S. federal corporate tax rate of 35% adjusted for the impact of the various tax rates in the states in which we do business. The North America Segment is still and is expected to be in the future the main driver for this significant tax differential.

        Net income attributable to noncontrolling interests for the year ended December 31, 2015 increased to $284 million from $215 million for the same period of 2014 primarily driven by increased operating income of the joint ventures with dialysis clinics, Care Coordination acquisitions in 2014 and the creation of new joint ventures with dialysis clinics the North America Segment.

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2015 decreased by 2% to $1,029 million from $1,045 million for the same period in 2014 as a result of the combined effects of the items discussed above. Excluding (i) the after tax loss related to the Net Settlement Expense, (ii) the after tax loss from the divestiture of our dialysis service business in Venezuela and (iii) the realized portion of the after tax gain from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma, in 2015, as well as (iv) the after tax loss, $13.1 million, related to the closing of manufacturing plants in 2014, net income attributable to FMC KGaA increased by 2%.

        Basic earnings per share decreased by 2% for the year ended December 31, 2015 to $3.38 as compared with $3.46 in 2014 due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA above. The average weighted number of shares outstanding for the period was approximately 304.4 million in 2015 (302.3 million in 2014). The increase in the number of shares outstanding was the result of stock options exercised.

        We employed 104,033 people (full-time equivalents) as of December 31, 2015 compared to 99,895 as of December 31, 2014, an increase of 4%, primarily due to overall growth in our business and acquisitions.

        The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment as well as the measures we use to manage these segments.

North America Segment

Key Indicators and Business Metrics for North America Segment
	2015	2014	Change in %
Total North America Segment
Revenue in $ million(1)	11,813	10,500	13%
Health Care(1)	10,932	9,655	13%
Dialysis Products	881	845	4%
Operating income in $ million	1,798	1,643	9%
Operating income margin in %	15.2%	15.6%
Delivered EBIT in $ million(2)	1,524	1,436	6%
Dialysis
Revenue in $ million(1)	9,931	9,461	5%
Number of dialysis treatments	27,686,877	26,610,624	4%
Same market treatment growth in %	4.1%	3.5%
Operating income in $ million	1,701	1,566	9%
Operating income margin in %	17.1%	16.5%
Delivered EBIT in $ million(2)	1,467	1,379	6%
Care Coordination
Revenue in $ million(1)	1,882	1,039	81%
Operating income in $ million	97	77	26%
Operating income margin in %	5.2%	7.4%
Delivered EBIT in $ million(2)	57	57	1%
Member Months Under Medical Cost Management(3),(4)	208,933	15,853	1218%
Medical Cost Under Management in $ million(3),(4)	1,660	122	1255%
Care Coordination Patient Encounters(3)	5,005,695	1,818,170	175%

(1)
Net of patient service bad debt provision.

(2)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" above.

(3)
For further information on these metrics, please refer to the discussion above on our Care Coordination measures under "Additional Non-GAAP Measures for 2015 – New Business Metrics – Care Coordination."

(4)
The 2015 metric may be understated as there was a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved.

        North America Segment revenue is driven by our dialysis business as well as by Care Coordination. Our dialysis business comprises both products and services while Care Coordination incorporates services only. The discussion of the North America Segment is focused on our dialysis business and on Care Coordination. Reporting our health care services revenue separately for our dialysis business and Care Coordination has the effect of reducing average revenue per treatment and cost per treatment compared to amounts reported in prior years. In the discussion below, average revenue per treatment and cost per treatment for the year ended December 31, 2014, has been adjusted to conform to the current presentation.

Dialysis

Revenue

        Dialysis revenue increased for the year ended December 31, 2015 by 5% to $9,931 million from $9,461 million in the same period of 2014.

        Dialysis Care revenue increased for the year ended December 31, 2015 by 5% to $9,050 million from $8,616 million in the same period of 2014. This increase was driven by growth in same market treatments (4%) and increases in organic revenue per treatment (1%).

        Dialysis treatments increased by 4% for the year ended December 31, 2015 as compared to the same period in 2014 primarily due to same market treatment growth (4%). At December 31, 2015, 182,852 patients (4% increase over December 31, 2014) were being treated in the 2,210 dialysis clinics that we own or operate in the North America Segment, compared to 176,203 patients treated in 2,162 dialysis clinics at December 31, 2014.

        In the U.S., the average revenue per treatment was $346 for the year ended December 31, 2015 and $342 for the same period in 2014. The increase was mainly attributable to a favorable impact from higher volume with commercial payors.

        Cost per treatment in the U.S. decreased to $279 for the year ended December 31, 2015 from $280 in the same period of 2014. This decrease was mainly due to a favorable impact from health care supplies, partially offset by higher personnel expense, higher property expense and increased bad debt provisions.

        Dialysis product revenue for the year ended December 31, 2015 increased by 4% to $881 million compared to $845 million in the same period in 2014. This was driven by higher sales of machines, renal pharmaceuticals and dialyzers.

Operating Income

        Dialysis operating income increased to $1,701 million for the year ended December 31, 2015 as compared to $1,566 million in the same period in 2014. Operating income margin increased to 17.1% for the year ended December 31, 2015 from 16.5% for the same period in 2014, due to lower costs for health care supplies and a favorable impact from commercial payors, partially offset by higher personnel expense, the Net Settlement Expense and increased consulting and legal expenses.

Delivered EBIT

        Dialysis delivered EBIT increased by 6% to $1,467 million for the year ended December 31, 2015 from $1,379 million for the same period of 2014, mainly as a result of increased operating income, partially offset by increased noncontrolling interests driven by higher operating income of the joint ventures with dialysis clinics and the creation of new joint ventures with dialysis clinics.

Care Coordination

Revenue

        Care Coordination revenue increased by 81% to $1,882 million for the year ended December 31, 2015 from $1,039 million for the same period of 2014. This increase is primarily driven by contributions from acquisitions (56%) and increases in organic revenue growth (25%).

Operating Income

        Care Coordination operating income increased to $97 million for the year ended December 31, 2015 from $77 million for the same period of 2014. The operating income margin decreased to 5.2% for the year ended December 31, 2015 from 7.4% mainly driven by higher costs and lower margin hospitalist and intensivists services (including the effects of acquisition integration costs for Cogent Healthcare), an unfavorable impact from laboratory services driven by higher costs and an unfavorable impact from urgent care services driven by operational losses, partially offset by a favorable impact from cardiovascular and endovascular specialty services as well as pharmacy services.

Delivered EBIT

        Care Coordination delivered EBIT remained relatively flat at $57 million for the year ended December 31, 2015 as compared to the same period of 2014 mainly as the result of increased operating income, fully offset by noncontrolling interests effects associated with Care Coordination acquisitions in 2014.

Member Months Under Medical Cost Management

        Care Coordination's member months under medical cost management for the year ended December 31, 2015 was 208,933 months as compared to 15,853 months for the same period of 2014. The increase in membership volume was attributable to the inclusion of BPCI amounts beginning in the second quarter of 2015 and ESCOs in the fourth quarter of 2015.

Medical Cost Under Management

        Care Coordination's medical cost under management for the year ended December 31, 2015 was $1,660 million as compared to $122 million for the same period of 2014. The increase in medical cost under management was attributable to the inclusion of BPCI amounts beginning in the second quarter of 2015 and ESCOs in the fourth quarter of 2015.

Care Coordination Patient Encounters

        Care Coordination's patient encounters for the year ended December 31, 2015 was 5,005,695 encounters and procedures as compared to 1,818,170 encounters and procedures for the same period of 2014. The increase was driven by patient encounters and procedures provided by hospitalist and intensivist services, urgent care centers, the BMM program, cardiovascular and endovascular services as well as vascular procedures.

EMEA Segment

Key Indicators for EMEA Segment
			Change in %
	2015	2014	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	2,629	3,072	(14%)	3%
Health Care(2)	1,226	1,438	(15%)	3%
Dialysis Products	1,403	1,634	(14%)	3%
Number of dialysis treatments	8,211,464	8,053,633	2%
Same market treatment growth in %	3.8%	4.7%
Operating income in $ million	577	590	(2%)
Operating income margin in %	21.9%	19.2%
Delivered EBIT in $ million(3)	574	587	(2%)

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" above.

Revenue

        Total revenue for the EMEA Segment decreased by 14% (3% increase at Constant Exchange Rates) to $2,629 million for the year ended December 31, 2015 as compared to $3,072 million for the same period of 2014. Health Care service revenue for the EMEA Segment decreased during the year ended December 31, 2015 by 15% (3% increase at Constant Exchange Rates) to $1,226 million from $1,438 million in the same period of 2014. This decrease is a result of the negative impact of exchange rate fluctuations (18%) and the effect of closed or sold clinics (3%), partially offset by same market treatment growth (4%) and contributions from acquisitions (2%). Dialysis treatments increased by 2% for the year ended December 31, 2015 over the same period in 2014 mainly due to same market treatment growth (4%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (4%). As of December 31, 2015, we had 54,857 patients (4% increase over December 31, 2014) being treated at the 659 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 52,848 patients treated at 635 clinics at December 31, 2014.

        Dialysis product revenue for the year ended December 31, 2015 decreased by 14% (3% increase at Constant Exchange Rates) to $1,403 million compared to $1,634 million in the same period of 2014. The 3% increase at Constant Exchange Rates was driven by increased sales of dialyzers, products for acute care treatments, peritoneal dialysis products, and hemodialysis solutions and concentrates, partially offset by lower sales of machines and renal pharmaceuticals.

Operating Income

        Operating income decreased by 2% to $577 million for the year ended December 31, 2015 as compared to $590 million for the same period in 2014. Operating income margin increased to 21.9% for the year ended December 31, 2015 from 19.2% for the same period in 2014 mainly due to a gain on the sale of our European marketing rights of certain renal pharmaceuticals (See Note 2 of the Notes to the Consolidated Financial Statements, "Related Party Transactions," included in this report), a favorable impact from volume and efficiency improvements on manufacturing costs, lower expenses related to compliance investigations we are conducting (see Note 19 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report) and lower IT project costs.

Delivered EBIT

        Delivered EBIT decreased by 2% to $574 million for the year ended December 31, 2015 as compared to $587 million for the same period in 2014 primarily due to decreased operating income coupled with a slight increase in noncontrolling interests.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
			Change in %
	2015	2014	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	1,502	1,357	11%	20%
Health Care(2)	667	569	17%	30%
Dialysis Products	835	788	6%	13%
Number of dialysis treatments	3,790,924	3,269,080	16%
Same market treatment growth in %	3.8%	3.3%
Operating income in $ million	298	279	7%
Operating income margin in %	19.8%	20.6%
Delivered EBIT in $ million(3)	291	274	6%

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" above.

Revenue

        Total revenue for the Asia-Pacific Segment increased by 11% (20% increase at Constant Exchange Rates) to $1,502 million for the year ended December 31, 2015 as compared to $1,357 million for the same period of 2014. Health Care service revenue for the Asia-Pacific Segment increased during the year ended December 31, 2015 by 17% (30% increase at Constant Exchange Rates) to $667 million from $569 million in the same period of 2014. This increase is a result of contributions from acquisitions (27%), same market treatment growth (4%) and increases in organic revenue per treatment (1%), partially offset by the negative effect of exchange rate fluctuations (13%) and the effect of closed or sold clinics (2%). Dialysis treatments increased by 16% for the year ended December 31, 2015 over the same period in 2014 mainly due to contributions from acquisitions (13%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2015, we had 26,472 patients (a 5% increase over December 31, 2014) being treated at the 320 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 25,278 patients treated at 317 clinics at December 31, 2014.

        Dialysis product revenue for the year ended December 31, 2015 increased by 6% (13% increase at Constant Exchange Rates) to $835 million compared to $788 million in the same period of 2014. The 13% increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, hemodialysis solutions and concentrates, peritoneal dialysis products and bloodlines.

Operating Income

        Operating income increased by 7% to $298 million for the year ended December 31, 2015 as compared to $279 million for the same period in 2014. Operating income margin decreased to 19.8% for the year ended December 31, 2015 from 20.6% for the same period in 2014 mainly due to increased costs related to furthered sales development, a write-off of a customs duty receivable in India, unfavorable foreign exchange effects and an unfavorable impact from manufacturing costs, partially offset by a positive impact from acquisitions and a favorable revenue rate impact in Taiwan.

Delivered EBIT

        Delivered EBIT increased by 6% to $291 million for the year ended December 31, 2015 as compared to $274 million for the same period in 2014 due to increased operating income partially offset by increased noncontrolling interests associated with certain management contracts.

Latin America Segment

Key Indicators for Latin America Segment
			Change in %
	2015	2014	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	766	836	(8%)	13%
Health Care(2)	567	588	(4%)	17%
Dialysis Products	199	248	(19%)	4%
Number of dialysis treatments	4,907,181	4,811,640	2%
Same market treatment growth in %	6.5%	4.1%
Operating income in $ million	48	101	(52%)
Operating income margin in %	6.3%	12.1%
Delivered EBIT in $ million(3)	48	101	(53%)

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" above.

Revenue

        Total revenue for the Latin America Segment decreased by 8% (13% increase at Constant Exchange Rates) to $766 million for the year ended December 31, 2015 as compared to $836 million for the same period of 2014. Health Care service revenue for the Latin America Segment decreased by 4% (17% increase at Constant Exchange Rates) during the year ended December 31, 2015 at $567 million as compared $588 for the same period of 2014. Health Care service revenue decreased as a result of the negative effect of exchange rate fluctuations (21%) and the effect of closed or sold clinics mainly in Venezuela (5%), partially offset by increases in organic revenue per treatment (14%), growth in same market treatments (6%) and contributions from acquisitions (2%). Dialysis treatments increased by 2% for the year ended December 31, 2015 over the same period in 2014 mainly due to same market treatment growth (6%), partially offset by the effect of closed or sold clinics (4%). As of December 31, 2015, we had 30,200 patients (a 6% decrease over December 31, 2014) being treated at the 229 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 31,983 patients treated at 247 clinics at December 31, 2014.

        Dialysis product revenue for the year ended December 31, 2015 decreased by 19% (4% increase at Constant Exchange Rates) to $199 million compared to $248 million in the same period of 2014. The 4% increase at Constant Exchange Rates was driven by increased sales of dialyzers, hemodialysis solutions and concentrates as well as peritoneal dialysis products.

Operating Income

        Operating income decreased by 52% to $48 million for the year ended December 31, 2015 as compared to $101 million for the same period in 2014. Operating income margin decreased to 6.3% for the year ended December 31, 2015 from 12.1% for the same period in 2014 mainly due to the divestiture of the dialysis service business in Venezuela, an unfavorable impact from inflationary driven manufacturing costs, increased costs related to inflation and higher bad debt expense, partially offset by favorable foreign exchange effects and a higher reimbursement rate in part of the region.

Delivered EBIT

        Delivered EBIT decreased by 53% to $48 million for the year ended December 31, 2015 as compared to $101 million for the same period in 2014 due to decreased operating income with virtually no change in noncontrolling interests.

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

Consolidated Financials

Key Indicators for Consolidated Financial Statements
			Change in %
	2014	2013	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	15,832	14,610	8%	10%
Health Care(2)	12,250	11,130	10%	12%
Dialysis Products	3,582	3,480	3%	4%
Number of dialysis treatments	42,744,977	40,456,900	6%
Same market treatment growth in %	3.7%	3.6%
Gross profit as a % of revenue	31.6%	32.4%
Selling, general and administrative costs as a % of revenue	16.7%	16.3%
Operating income in $ million	2,255	2,256	(0%)
Operating income margin in %	14.2%	15.4%
Delivered EBIT in $ million(3)	2,040	2,111	(3%)
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	1,045	1,110	(6%)
Basic earnings per share in $	3.46	3.65	(5%)

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" above.

        Total Revenue increased by 8% (10% increase at Constant Exchange Rates) to $15,832 million for the year ended December 31, 2014 from $14,610 million in the same period of 2013 due to increases in Health Care revenue and dialysis product revenue.

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

Included in our Health Care revenue is Care Coordination revenue in the U.S. of $1,039 million and $528 million for the years ended December 31, 2014 and 2013, respectively.

        Dialysis treatments increased by 6% for the year ended December 31, 2014 as compared to the same period in 2013. The increase is due to same market treatment growth (4%) and acquisitions (3%), partially offset by the effect of closed or sold clinics (1%).

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

        Dialysis product revenue increased by 3% (4% increase at Constant Exchange Rates) to $3,582 million for the year ended December 31, 2014 as compared to $3,480 million in the same period of 2013. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, bloodlines, products for acute care treatments, hemodialysis solutions and concentrates and devices manufactured under a five-year contract with a Fresenius SE company, partially offset by lower sales of machines.

        The decrease in gross profit margin to 31.6% from 32.4% reflects a decrease in the North America Segment, partially offset by an increase in the Asia Pacific Segment. The decrease in the North America Segment was mainly due to higher personnel expense, the impact from ATRA reductions on the ESRD PPS payment rate, growth in lower margin Care Coordination services, higher costs as a result of FDA remediation, an unfavorable impact from the U.S. Sequestration and higher costs for freight and distribution, partially offset by a favorable impact from the ESRD PPS market basket update and a favorable impact from commercial payors. The increase in the Asia Pacific Segment was due to organic growth, partially offset by an unfavorable impact from acquisitions.

        Selling, general and administrative ("SG&A") expenses increased to $2,644 million in the year ended December 31, 2014 from $2,382 million in the same period of 2013. SG&A expenses as a percentage of sales increased to 16.7% for the year of 2014 as compared to 16.3% in the same period of 2013 due to an increase in Corporate, the Latin America Segment and the EMEA Segment, partially offset by a decrease in the Asia Pacific Segment and an unfavorable impact of varying margins across our four reporting segments. The increase at Corporate was mainly driven by higher legal and consulting expenses related to the compliance investigation we are conducting (see Note 19 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies." Included in this report), higher costs related to the changes in the Management Board, costs related to the closing of manufacturing plants and higher acquisition related costs. The increase in the Latin America Segment was mainly due to the impact from a gain on the sale of real estate in Colombia in 2013, partially offset by favorable foreign exchange effects. The increase in the EMEA Segment was primarily due to an accrual related to the compliance investigation noted above. The decrease in the Asia Pacific Segment was mainly due to lower bad debt expense, favorable foreign exchange effects and a favorable impact from acquisitions, partially offset by an increased level of spending to support the business growth in Asia-Pacific.

        Research and development ("R&D) expenses decreased by 3% to $122 million for the year ended December 31, 2014 from $126 million for the same period of 2013.

        For the year ended December 31, 2014 we had a $1 million gain from the sale of FMC-AG Co. KGaA dialysis clinics as compared to a $9 million gain from the sale of dialysis clinics for the year ended December 31, 2013.

        Operating income decreased to $2,255 million for the year ended December 31, 2014 from $2,256 million for the same period in 2013. Operating income margin decreased to 14.2% for the year ended December 31, 2014 as compared to 15.4% for the same period in 2013 as a result of a decrease in gross profit margin and higher SG&A as a percentage of revenue, as discussed above.

        Delivered EBIT decreased by 3% to $2,040 million for the year ended December 31, 2014 from $ 2,111 million for the same period in 2013 as a result of decreased operating income coupled with increased noncontrolling interests associated with the creation of new joint ventures.

        Interest expense increased by 11% to $495 million for the year ended December 31, 2014 from $448 million for the same period in 2013 due to the valuation of the embedded derivative related to the equity-neutral convertible bonds issued in September 2014, an increase in the average debt level during the year and one-time costs related to the Amended 2012 Credit Agreement, partially offset by a higher portion of debt with lower interest rates. Interest income increased by 116% to $84 million for the year ended December 31, 2014 from $39 million for the same period in 2013 mainly as a result of the valuation of the call option on our shares related the issuance of equity-neutral convertible bonds, which fully offsets the increase in interest expense due to the valuation of the embedded derivative noted above, as well as higher interest income from interest-bearing notes receivables.

        Income tax expense decreased to $584 million for the year ended December 31, 2014 from $592 million for the same period in 2013. The effective tax rate decreased to 31.7% from 32.0% for the same period of 2013.The tax rate for the year ended December 31, 2014 was affected favorably by the resolution of challenged deductions for civil settlement payments taken in prior years, resulting in a net tax benefit of $23 million. This benefit has partially been offset by a tax court decision against another company on a similar transaction for a tax position we took on a prior year's transaction which resulted in $18 million of additional expense in the second quarter of 2014. The effective tax rate is also impacted by tax rate differentials which are determined by calculating the difference between the applicable tax rate in each jurisdiction in which we operate and the combined German tax rate (a corporate tax rate, which includes a solidarity surcharge, and a trade tax rate). This difference is then applied to the taxable income generated in each of the jurisdictions. The significant rate differential for 2014 (see Note 17 of the Notes to Consolidated Financial Statements, "Income Taxes," included in this report) is the result of the U.S. effective tax rate being significantly higher than the German tax rates – 39.5% compared to the combined German tax rate of 29.2%. The U.S. effective tax rate is comprised of the U.S. federal corporate tax rate of 35% adjusted for the impact of the various tax rates in the states in which we do business. The North America Segment is still and is expected to be in the future the main driver for this significant tax differential.

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

        Basic earnings per share decreased by 5% for the year ended December 31, 2014 to $3.46 as compared with $3.65 for the same period in 2013 due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA above. The average weighted number of shares outstanding for the period was approximately 302.3 million in 2014 (303.8 million in 2013). The decrease in the number of shares outstanding was the result of the share buyback program completed during the third quarter of 2013, partially offset by stock options exercised.

        We employed 99,895 people (full-time equivalents) as of December 31, 2014 compared to 90,690 as of December 31, 2013, an increase of 10%, primarily due to acquisitions and overall growth in our business.

        The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key Indicators and Business Metrics for North America Segment
	2014	2013	Change in %
Total North America Segment
Revenue in $ million(1)	10,500	9,606	9%
Health Care(1)	9,655	8,772	10%
Dialysis Products	845	834	1%
Number of dialysis treatments	26,610,624	25,656,357	4%
Same market treatment growth in %	3.5%	3.5%
Operating income in $ million	1,643	1,623	1%
Operating income margin in %	15.6%	16.9%
Delivered EBIT in $ million(2)	1,436	1,484	(3%)

(1)
Net of patient service bad debt provision.

(2)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" above.

We revised our North America Segment disclosures in 2015 to align with structural changes and acquisitions during 2015 and 2014. However, we do not believe separate discussions of our dialysis business and Care Coordination will provide clarity on the North America Segment performance and operations in the comparison between 2014 and 2013 as this structure and the related metrics were not in place during 2013. The discussion below is presented as previously disclosed.

Revenue

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

Delivered EBIT

        Dialysis delivered EBIT decreased by 3% to $1,436 million for the year ended December 31, 2014 from $1,484 million for the same period of 2013 mainly as the result of increased noncontrolling interests associated with the creation of new joint ventures partially offset by increased operating income.

EMEA Segment

Key Indicators for EMEA Segment
			Change in %
	2014	2013	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	3,072	3,023	2%	4%
Health Care(2)	1,438	1,406	2%	5%
Dialysis Products	1,634	1,617	1%	2%
Number of dialysis treatments	8,053,633	7,734,706	4%
Same market treatment growth in %	4.7%	2.9%
Operating income in $ million	590	601	(2%)
Operating income margin in %	19.2%	19.9%
Delivered EBIT in $ million(3)	587	600	(2%)

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

        Total revenue for the EMEA Segment increased by 2% (4% increase at Constant Exchange Rates) to $3,072 million for the year ended December 31, 2014 as compared to $3,023 million for the same period of 2013. Health Care service revenue for the EMEA Segment increased during the year ended December 31, 2014 by 2% (5% increase at Constant Exchange Rates) to $1,438 million from $1,406 million in the same period of 2013. This increase is a result of same market treatment growth (5%) and contributions from acquisitions (1%), partially offset by the negative impact of exchange rate fluctuations (3%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 4% for the year ended December 31, 2014 over the same period in 2013 mainly due to same market treatment growth (5%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (2%).

        Dialysis product revenue for the year ended December 31, 2014 increased by 1% (2% increase at Constant Exchange Rates) to $1,634 million compared to $1,617 million in the same period of 2013. The 2% increase at Constant Exchange Rates was driven by increased sales of bloodlines, products for acute care treatments, dialyzers, hemodialysis solutions and concentrates as well as peritoneal dialysis products, partially offset by lower sales of machines and renal pharmaceuticals.

Operating Income

        Operating income decreased by 2% to $590 million for the year ended December 31, 2014 as compared to $601 million for the same period in 2013. Operating income margin decreased to 19.2% for the year ended December 31, 2014 from 19.9% for the same period in 2013 mainly due to lower expenses related to the compliance investigation we are conducting (see Note 19 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report) and unfavorable foreign exchange effects, partially offset by efficiency improvements.

Delivered EBIT

        Delivered EBIT decreased by 2% to $587 million for the year ended December 31, 2014 as compared to $ 600 million for the same period in 2013 primarily due to decreased operating income, coupled with an increase in noncontrolling interests.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
			Change in %
	2014	2013	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	1,357	1,104	23%	26%
Health Care(2)	569	363	57%	64%
Dialysis Products	788	741	6%	8%
Number of dialysis treatments	3,269,080	2,647,245	23%
Same market treatment growth in %	3.3%	3.1%
Operating income in $ million	279	168	66%
Operating income margin in %	20.6%	15.2%
Delivered EBIT in $ million(3)	274	163	67%

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

        Total revenue for the Asia-Pacific Segment increased by 23% (26% increase at Constant Exchange Rates) to $1,357 million for the year ended December 31, 2014 as compared to $1,104 million for the same period of 2013. Health Care service revenue for the Asia-Pacific Segment increased during the year ended December 31, 2014 by 57% (64% increase at Constant Exchange Rates) to $569 million from $363 million in the same period of 2013. This increase is a result of contributions from acquisitions (63%), same market treatment growth (3%), partially offset by the negative effect of exchange rate fluctuations (7%) and the effect of closed or sold clinics (2%). Dialysis treatments increased by 23% for the year ended December 31, 2014 over the same period in 2013 mainly due to contributions from acquisitions (22%) and same market treatment growth (3%), partially offset by the effect of closed or sold clinics (2%).

        Dialysis product revenue for the year ended December 31, 2014 increased by 6% (8% increase at Constant Exchange Rates) to $788 million compared to $741 million in the same period of 2013. The increase at Constant Exchange Rates was driven by increased sales of dialyzers, bloodlines, products for acute care treatments as well as hemodialysis solutions and concentrates, partially offset by lower sales of machines.

Operating Income

        Operating income increased by 66% to $279 million for the year ended December 31, 2014 as compared to $168 million for the same period in 2013. Operating income margin increased to 20.6% for the year ended December 31, 2014 from 15.2% for the same period in 2013 mainly due to lower bad debt expense, favorable foreign exchange effects, business growth and a favorable impact from acquisitions.

Delivered EBIT

        Delivered EBIT increased by 67% to $274 million for the year ended December 31, 2014 as compared to $ 163 million for the same period in 2013 due to increased operating income partially offset by increased noncontrolling interests associated with certain management contracts.

Latin America Segment

Key Indicators for Latin America Segment
			Change in %
	2014	2013	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	836	843	(1%)	16%
Health Care(2)	588	589	(0%)	21%
Dialysis Products	248	254	(2%)	6%
Number of dialysis treatments	4,811,640	4,418,592	9%
Same market treatment growth in %	4.1%	5.8%
Operating income in $ million	101	128	(21%)
Operating income margin in %	12.1%	15.2%
Delivered EBIT in $ million(3)	101	128	(21%)

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" below.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, see "Additional Non-GAAP Measures for 2015 – Delivered EBIT" below.

Revenue

        Total revenue for the Latin America Segment decreased by 1% (16% increase at Constant Exchange Rates) to $836 million for the year ended December 31, 2014 as compared to $843 million for the same period of 2013. Health Care service revenue for the Latin America Segment decreased slightly (21% increase at Constant Exchange Rates) during the year ended December 31, 2014 to $588 million as compared to $589 million in the same period of 2013. The Health Care service revenue remained constant as a result of increases in organic revenue per treatment (13%), contributions from acquisitions (5%) and growth in same market treatments (4%), which were fully offset by the negative effect of exchange rate fluctuations (21%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 9% for the year ended December 31, 2014 over the same period in 2013 mainly due to contributions from acquisitions (6%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%).

        Dialysis product revenue for the year ended December 31, 2014 decreased by 2% (6% increase at Constant Exchange Rates) to $248 million compared to $254 million in the same period of 2013. The 6% increase at Constant Exchange Rates was driven by increased sales of hemodialysis solutions and concentrates, peritoneal dialysis products, dialyzers, bloodlines and products for acute care treatments, partially offset by lower sales of machines.

Operating Income

        Operating income decreased by 21% to $101 million for the year ended December 31, 2014 as compared to $128 million for the same period in 2013. Operating income margin decreased to 12.1% for the year ended December 31, 2014 from 15.2% for the same period in 2013 mainly due to the impact from a gain on the sale of real estate in Colombia in 2013, partially offset by favorable foreign exchange effects.

Delivered EBIT

        Delivered EBIT decreased by 21% to $101 million for the year ended December 31, 2014 as compared to $ 128 million for the same period in 2013 due to decreased operating income with virtually no change in noncontrolling interests.

B.    Liquidity and Capital Resources

        Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see "Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

        At December 31, 2015, we had cash and cash equivalents of $550 million. For information regarding utilization and availability of cash under our principal credit facility (the "Amended 2012 Credit Agreement"), see Note 10 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations – Amended 2012 Credit Agreement," included in this report.

Net Cash Provided By (Used In) Operating Activities

        During 2015, 2014 and 2013, we generated net cash provided by operating activities of $1,960 million, $1,861 million and $2,035, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in 2015 versus 2014 was mainly a result of the $115 million payment for the W.R. Grace bankruptcy settlement which occurred in the first quarter of 2014, a tax payment in 2014 of $101 million as a result of a tax audit in Germany for fiscal years 2002 through 2005, which had been previously provided for, and in 2015 a $51 million cash income tax refund related to a district court judgment, partially offset by an increase in inventory levels that was mainly as a result of increased health care supplies, particularly due to an increase in ESA inventory.

        The profitability of our business depends significantly on reimbursement rates. Approximately 80% of our revenues are generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the year ended December 31, 2015, approximately 32% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. While we have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in the U.S. in January 2011, (ii) the U.S. Sequestration cuts, (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis and (iv) the enactment of PAMA (see "Financial Condition and Results of Operations – Overview, legislation and growth" above). In the future, we expect to experience generally stable reimbursements for dialysis services globally.

        Our working capital, which is defined as current assets less current liabilities, was $2,799 million at December 31, 2015 which decreased from $3,241 million at December 31, 2014. The change is primarily the result of the reclassification of our euro-denominated senior notes as these notes mature during the third quarter of 2016 as well as the floating rate senior notes which mature in the fourth quarter of 2016, the recognition of the accrued settlement (see Note 19 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report), decreased cash and cash equivalents, increased accounts payable and decreased deferred taxes, partially offset by increased inventories due to a planned build-up of health care supplies and increased trade accounts receivable. Our ratio of current assets to current liabilities was 1.67 and 1.93 at December 31, 2015 and December 31, 2014, respectively.

        We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under the Commercial Paper Program (See Note 9 of the Notes to the Consolidated Financial Statements, "Short-Term Debt and Short-Term Debt from Related Parties," included in this report) as well as the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes. We aim to preserve financial resources with a minimum of $500 million of committed and unutilized credit facilities.

        Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 71 at December 31, 2015, a decrease as compared to 72 at December 31, 2014.

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

	2015	2014
North America days sales outstanding	53	50

EMEA days sales outstanding	104	104

Asia-Pacific days sales outstanding	113	124

Latin America days sales outstanding	141	128

FMC-AG & Co. KGaA average days sales outstanding	71	72

        The DSO increase in the North America Segment is due to changes in legal names of certain subsidiary entities requiring the application for new billing numbers causing payment delays due to the implementation of the BPCI. The Asia-Pacific Segment's DSO decrease reflects an improvement of payment collections in China and the takeover of a distributor. The Latin America Segment's DSO increase reflects increased sales in the region coupled with periodic delays in payment of public health care organizations in certain countries.

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

Net Cash Provided By (Used In) Investing Activities

        We used net cash of $1,001 million, $2,690 million and 1,206 in investing activities in the year ended December 31, 2015, 2014 and 2013, respectively.

        Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $935 million, $920 million and $728 million for the years ended December 31, 2015, 2014 and 2013, respectively. During 2015, capital expenditures were $480 million in the North America Segment, $261 million at Corporate, $112 million for the EMEA Segment, $46 million for the Latin America Segment and $36 million for the Asia-Pacific Segment. Capital expenditures during 2014 were $403 million in the North America Segment, $285 million at Corporate, $161 million for the EMEA Segment, $37 million for the Asia-Pacific Segment and $34 million for the Latin America Segment. Capital expenditures during 2013 were $374 million in the North America Segment, $165 million at Corporate, $134 million for the EMEA Segment, $32 million for the Asia-Pacific Segment and $23 million for the Latin America Segment. The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in the North America Segment, Germany, France, Colombia and Malaysia, as well as capitalization of machines provided to our customers and for Care Coordination. Capital expenditures were approximately 6%, 6% and 5% of total revenue in 2015, 2014 and 2013, respectively.

        In addition to the capital expenditures discussed above, we invested approximately $317 million during 2015, approximately $229 million in the North America Segment, $54 million in the EMEA Segment, $20 million at Corporate, $13 million in the Asia-Pacific Segment and $1 million in the Latin America Segment. The investment in the North America Segment was mainly driven by available for sale financial assets, the acquisition of dialysis clinics and notes receivables related to an equity method investee. The investment in the EMEA Segment largely relates to the acquisition of dialysis clinics and the contribution to an equity method investee. The investment in the Asia-Pacific Segment was mainly driven by the takeover of a distributor. Additionally, during 2015, we received $251 million from divestitures, primarily driven by a $180 million repayment of an investment in the form of subordinated notes (See Note 7 of the Notes to the Consolidated Financial Statements), $32 million related to the sale of our European marketing rights for certain renal pharmaceuticals (See Note 2 of the Notes to the Consolidated Financial Statements, "Related Party Transactions," included in this report), $21 million repayment of an unsecured loan provided to an equity method investee in 2014 as well as $9 million from the sale of our plasma collection device manufacturing business to Fresenius Kabi USA, Inc. During 2014, we invested approximately $1,779 million cash, $1,602 million in the North America Segment, $91 million in the Asia-Pacific Segment, $48 million in the EMEA Segment, $36 million in the Latin America Segment and $2 million in Corporate. The investment in the North American Segment was mainly driven by acquisitions completed to expand our services within Care Coordination, available for sale financial assets, deferred acquisition payments related to an equity method investee, notes receivables related to an equity method investee and other acquisitions. The investments in the EMEA Segment, Asia-Pacific Segment and Latin America Segment largely relate to acquisitions of clinics and deferred acquisition payments related to an equity method investee. During 2013, we invested approximately $496 million cash, $412 million in the North America Segment, $55 million in the EMEA Segment, $15 million in the Latin America Segment, $12 million in the Asia-Pacific Segment and $2 million in Corporate. In the North America Segment this included an investment-type loan made by FMCH granting a $200 million credit facility to a middle market dialysis provider in the third quarter of 2013 (of which $170 million was drawn as of December 31, 2013, as well as the acquisition of a full-service clinical laboratory. The investments made in the EMEA Segment and the Asia-Pacific Segment largely relate to acquisitions of dialysis clinics and deferred acquisition payments related to an equity method investee. The investment in the Latin America Segment largely relates to the acquisitions of dialysis clinics.

        We anticipate capital expenditures of $1.0 to $1.1 billion and expect to make acquisitions of approximately $0.75 billion in 2016. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

        Net cash used in financing activities was $1,008 million during 2015 compared to net cash provided by financing activities of $805 million during 2014 and net cash used in financing activities of $808 million during 2013.

        During 2015, cash was mainly used for repayments of long-term debt, repayments of short-term debt, a reduction in the A/R Facility, distributions to noncontrolling interests and the payment of dividends, partially offset by proceeds from short-term debt, proceeds from the exercise of stock options, contributions from noncontrolling interests, and proceeds from short-term debt from related parties. During 2014, cash was mainly provided by proceeds from the issuance of senior notes and equity-neutral convertible bonds, proceeds from the issuance of other long-term debt and short-term debt including drawing under the revolving credit facility, proceeds from the exercise of stock options and contributions from noncontrolling interests, partially offset by repayment of portions of long-term debt and short term debt, the repayment for the EIB Agreements, payment of dividends as well as distributions to noncontrolling interests. During 2013, cash was used in the purchase of our shares through the share buyback program, the repayment of portions of long-term debt and short-term debt, the payment of dividends and distributions to noncontrolling interests, partially offset by proceeds from long-term debt and short-term debt, proceeds from the draw down under our A/R Facility, proceeds from the exercise of stock options and proceeds of a premium paid for the conversion of preference shares into ordinary shares by the largest holder of former preference shares, a financial institution located outside the United States.

        On May 20, 2015, we paid a dividend with respect to 2014 of €0.78 per share (for 2013 paid in 2014 €0.77, for 2012 paid in 2013: €0.75). Due to the conversion of preference shares into ordinary shares in 2013, there was no preference share dividend payment in 2015 and 2014 (for 2012 paid in 2013: €0.77). The total dividend payment was €237 million ($263 million), €232 million ($318 million) and €230 million ($296 million) in 2015, 2014, and 2013, respectively.

        The following table summarizes the Company's available sources of liquidity at December 31, 2015:

		Expiration per period of
Available Sources of Liquidity in millions	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Accounts Receivable Facility(a)	$732	$—	$732	$—	$—
Revolving Credit Facility of the Amended 2012 Credit Agreement(b)	1,407	—	—	1,407	—
Other Unused Lines of Credit	223	223	—	—	—

	$2,362	$223	$732	$1,407	$—

(a)
Subject to availability of sufficient accounts receivable meeting funding criteria. At December 31, 2015, the Company had letters of credit outstanding in the amount of $16 million which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

(b)
At December 31, 2015, the Company had letters of credit outstanding in the amount of $4 million which reduces the availability under the Revolving Credit Facility to the amount shown in this table.

        The amount of guarantees and other commercial commitments at December 31, 2015 was not significant.

        At December 31, 2015, we had short-term debt, excluding the current portion of long-term debt, other financial liabilities and short-term debt from related parties, in the total amount of $128 million.

        The following table summarizes, as of December 31, 2015, our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of
Contractual Obligations and Commitments in millions(a)	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Long-term Debt(b)	$10,058	$1,009	$2,484	$4,321	$2,244
Capital Lease Obligations	53	11	14	9	19
Operating Leases	3,759	697	1,105	798	1,159
Unconditional Purchase Obligations for inventory	484	199	181	103	1
Other Long-term Obligations(c)	216	145	60	11	—
Letters of Credit	20	—	16	4	—

	$14,590	$2,061	$3,860	$5,246	$3,423

(a)
Our pension liabilities are not included in the table of contractual obligations and commitments. The regular or special funding of our pension plans may adversely affect our liquidity in the future periods. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression. Actual results could differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the defined benefit plans during fiscal year 2016 are $ 15.5 million. For additional information regarding our pension plans and expected payments for the next ten years, see Note 11 of the Notes to the Consolidated Financial Statements, "Employee Benefit Plans" in this report.

(b)
Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

(c)
Other Long-term Obligations consist mainly of production asset acquisition commitments.

        Our Amended 2012 Credit Agreement, Senior Notes and the A/R Facility include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2012 Credit Agreement and A/R Facility, we are subject to a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents to consolidated EBITDA) as these terms are defined in these financing agreements. Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends create liens or engage in sale-lease backs.

        The breach of any of the covenants in any of the instruments or agreements governing our long-term debt – the Amended 2012 Credit Agreement, Senior Notes or the A/R Facility – could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Amended 2012 Credit Agreement becomes due at the option of the lenders under that agreement, and the "cross default" provisions in our other long-term debt permit the lenders to accelerate the maturity of the other debt upon such a default as well. As of December 31, 2015, we were in compliance with all covenants under the Amended 2012 Credit Agreement and our other financing agreements. For information regarding our Amended 2012 Credit Agreement, Senior Notes and the A/R Facility, see Note 10 of the Notes to Consolidated Financial Statements, "Long-Term Debt and Capital Lease Obligations," included in this report.

        Although we are not immune from a global financial crisis, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Due to the non-discretionary nature of the health care services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services, our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payors. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate, credit risks. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our dialysis products. See "Results of Operations" above. If the current conditions in the credit and equity markets continue, or worsen, they could also increase our financing costs and limit our financial flexibility.

        Our General Partner's Management Board will propose to the shareholders at the Annual General meeting on May 12, 2016, a dividend with respect to 2015 and payable in 2016, of €0.80 per ordinary share (for 2014 paid in 2015: €0.78). The total expected dividend payment is approximately €244 million (approximately $266 million based upon the December 31, 2015 spot rate) compared to dividends of €237 million ($263 million) paid in 2015 with respect to 2014. The Amended 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €400 million ($435 million based upon the December 31, 2015 spot rate) for dividends to be paid in 2016, and increases in subsequent years. Additional dividends and other restricted payments may be made subject to the maintenance of a maximum leverage ratio.

        Our 2016 principal financing needs are the repayment of certain senior notes as well as quarterly payments under our Amended 2012 Credit Agreement Term Loans. These payments as well as our dividend payment of approximately $266 million in May 2016, capital expenditures, and acquisition payments are expected to be covered by our cash flows, by using existing credit facilities and, if required, additional debt financing. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

Balance Sheet Structure

        Total assets as of December 31, 2015 increased slightly to $25.5 billion from $25.4 billion as compared to December 31, 2014. Current assets as a percent of total assets increased to 27% at December 31, 2015 as compared to 26% at December 31, 2014. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 41% at December 31, 2015 as compared to 40% at December 31, 2014.

Outlook

        Below is a table showing our growth outlook for 2016. The outlook for 2016 and the growth rates indicated for 2016 are based on exchange rates prevailing at the beginning of 2016:

	Results 2015 adjusted for Net Settlement Expense	Targets 2016
Revenue(1),(2)	$16.7 billion	Growth 7 - 10% (at Constant Exchange Rates)
Operating income(3)	$2.4 billion	Growth > revenue growth
Delivered EBIT(3)	$2.1 billion	Growth > revenue growth
Net income(4)	$1.1 billion
Net income growth(2),(3),(4)		15 - 20%
Basic earnings per share growth(2),(3),(4)		based on development of net income
Capital Expenditures	$0.9 billion	$1.0 - 1.1 billion
Acquisitions and investments	$0.1 billion	~ $0.75 billion
Net cash provided by (used in) operating activities in % of revenue(3)	11.7%	> 10%
Free cash flow in % of revenue(3)	6.1%	> 4%
Debt/EBITDA Ratio	2.7	< 3.0
Employees(5)	104,033	> 109,000
Research and development expenses	$140 million	$160 - 170 million

(1)
Net of patient service bad debt provision
(2)
Targets 2016 exclude contributions from acquisitions closed in 2015 and 2016
(3)
Targets 2016 exclude special items
(4)
Net income attributable to shareholders of FMC AG & Co. KGaA
(5)
Full-time equivalents

        In addition to the consolidated financial statements prepared in accordance with U.S. GAAP included in this report, we are subject to home country reporting requirements in Germany. These require that we provide an assessment of the probability and impact of certain risks and uncertainties that could materially affect our outlook. A summary of such risk assessment is set forth below.

        Although we believe our fiscal year 2016 outlook is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our 2016 results. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of their location in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3, Key Information – D. "Risk Factors" and Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks." Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in Note 19 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" found elsewhere in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See "Forward-looking Statements" immediately following the Table of Contents to this report.

Risk to our 2016 outlook	Risk Factor (or other related disclosure) within the report	Probability(1)	Impact(2)
Regulatory Environment	If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.	Low	Medium
Quality

If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.

		Low	Medium
Erythropoietin stimulating agents (ESAs)	The utilization of ESAs could materially impact our operating profit. An interruption of supply or our inability to obtain satisfactory terms for ESAs could reduce our operating profit.	Low	Low
Reimbursement by private insurers	A significant portion of our North America Segment profits are dependent on the services we provide to a minority of our patients who are covered by private insurance.	Low	Medium
Procurement	We could be adversely affected if we experience shortages of components or material price increases from our suppliers	Low	Low
Corruption	We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.	Medium	Medium
Currencies and interests	Foreign currency and interest rate exposure. See Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks"	High	Medium
Litigation	Legal and Regulatory Matters (See Note 19 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies – Legal and Regulatory Matters")	Low	Medium
Taxes	Diverging views of fiscal authorities could require us to make additional tax payments.	Medium	Low
Information Technology

If we are unable to protect our information technology security systems against cybersecurity attacks or prevent other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of sensitive personal information or proprietary or confidential information, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse effect on our results of operations, financial position, and cash flows.

		Low	Medium
Global economic conditions and disruptions in financial markets	We face specific risks from international operations	Medium	Medium

(1)
We classify the potential probability into three categories: High (greater than or equal to 66% up to 100%), Medium (greater than or equal to 33% but less than 66%), and Low (greater than or equal to 0% but less than 33%)

(2)
We classify the potential impact into three categories: High (substantial negative impact on the one year forecast), Medium (moderate negative impact on the one year forecast) and Low (small negative impact on the one year forecast)

C.    Research and Development

        We focus our R&D strategy on three essential objectives: first, to continuously enhance the quality of life of patients with chronic kidney disease using innovative products, technologies and treatment concepts; second, to offer our patients and purchasers of our products high-quality services and products while keeping our prices as low as possible; and third, to continue to expand our position as the dialysis market leader. Due to our vertical integration, our research and development department can apply our experience as the world's largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and being directly in touch with doctors, nurses and patients to keep track of and meet customer and patient needs. In addition, research and development units are located at key production sites, enabling direct exchange of ideas with our production staff. We conduct annual internal R&D conferences every year. In addition, our employees visit research events worldwide and participate actively in scientific discourse. This not only enables them to inject new concepts into their work, but also strengthens our reputation in the international professional community. We also maintain close contacts with universities and research institutions. We are cooperating closely with the University of Michigan (on a longitudinal study of chronic kidney patients), Danube University Krems in Krems, Austria (on extracorporeal methods), and our subsidiary, the Renal Research Institute ("RRI") in the United States. RRI was founded in 1997 to research fundamental issues of dialysis treatment, including the causes that lead to kidney failure, the particular features of treating children with ESRD and issues such as the mineralization of dialysis patients' bones and the effects of kidney diseases on the natural acid-base balance in the human body.

        In the past two years, we have continued to globalize our research and development efforts. Our centralized Global Research & Development group enables us to accelerate development timelines, promote an exchange of knowledge and technology, enhance our process efficiency and better manage risks and the related costs.

        The task of our research and development group is to continually develop and improve our products and treatments. Our largest research and development department is in our European region. Most of our employees in this region are based out of our Schweinfurt and Bad Homburg facilities. However, we have smaller teams across the region in our facilities in St. Wendel, Germany, in Krems, Austria, specializing in sorbent technology, and in Bucharest, Romania, where an R&D competency center specializing in software development has been established. Apart from R&D sites in our European region, we have research and development departments in the North America and Asia-Pacific regions. All of these units are closely connected and cooperate on many projects.

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

  •
  New Technologies and Applications – to improve and enhance our products to offer safer and better treatments for our patients. In 2015, we introduced our multiFiltratePRO therapy system for continuous renal replacement therapy which is mainly utilized for the treatment of acute kidney failure in patients in intensive care units. We also introduced new software to facilitate our operations in dialysis clinics which improves access to patient and treatment information at the patient's bedside, improved central station monitoring and optimized treatment prescriptions for individual patients.

  •
  Home Therapies – our aim is continued integration of these systems for home hemodialysis, while maintaining treatment quality.

  •
  Emerging Markets – with increased growth by gearing our operations towards attractive markets, we plan to offer therapy systems and increase our presence in China. In 2015, we established the China Design Center in Shanghai which we expect will result in faster and easier market access due to the proximity to local regulatory bodies, lower product costs and higher integration with existing supplier networks in Asia and an improved product roadmap due to a deeper understanding of local customer and market requirements. While the focus is currently on PD products and dialysis machines, the aim is to develop a complete product portfolio especially for this market.

Expenditures

        Research and development expenditures amounted to $140 million in 2015, compared to $122 million and $126 million in 2014 and 2013, respectively. Our 2015 expenditures focused on continuously enhancing and improving our products and treatment concepts for our patients and users, implementing further technological developments, and remaining active in relevant areas of clinical research such as chronic kidney failure.

Outlook

        We expect to launch our next generation dialysis machine in 2016 as well as to continue investing in developing and improving life-sustaining products and treatment concepts in the years to come, thus improving the quality of life for as many patients as possible with financially viable, environmentally-friendly innovations based on strategic technology platforms. We plan to spend approximately $160 to $170 million on research and development in 2016.

D.    Trend information

        For information regarding significant trends in our business see Item 5.A, "Operating Financial Review and Prospects."

F.     Tabular Disclosure of contractual obligations

        The information required by this item may be found under Item 5B, "– Liquidity and Capital Resources – Net Cash Provided By (Used In) Financing Activities."

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

        Unless resolved otherwise by the general meeting of shareholders, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member's term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner's supervisory board took place in July 2011. New elections will take place during 2016. Members of the General Partner's supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor the separate Supervisory Board of FMC AG & Co. KGaA has any influence on the appointment of the supervisory board of the General Partner.

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

        The table below provides the names of the members of the supervisory board of Management AG and their ages as of January 1, 2016:

Name	Age as of January 1, 2016
Dr. Ulf M. Schneider, Chairman(1)	50
Dr. Dieter Schenk, Vice Chairman(4)	63
Dr. Gerd Krick(1)(2)	77
Dr. Walter L. Weisman(1)(2)(3)	80
Mr. Rolf A. Classon(3)(4)	70
Mr. William P. Johnston(1)(2)(3)(4)	71

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

        DR. DIETER SCHENK has been Vice Chairman of the Supervisory Board of Management AG since 2005 and is also Vice Chairman of the Supervisory Board of FMC AG & Co. KGaA and Vice Chairman of the Supervisory Board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, he also serves as the Chairman of the Supervisory Board of Gabor Shoes AG, Bank Schilling & Co. AG (since May 2015) and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

        DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 2005 and the Chairman of the Company's Supervisory Board since February 2006. He is the Chairman of the Supervisory Board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the Board of Vamed AG, Austria.

        MR. ROLF A. CLASSON has been a member of the Supervisory Board of Management AG since July 7, 2011 and a member of the Company's Supervisory Board since May 12, 2011. Mr. Classon is the

Chairman of the Board of Directors for Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. Mr. Classon also serves on the Board of Directors of Catalent Inc.

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

        MR. WILLIAM P. JOHNSTON has been a member of the Supervisory Board of Management AG since August 2006 and also serves on the Company's Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also Chairman of the Board of The Hartford Mutual Funds, Inc. and a member of the Board of Directors of HCR-Manor Care, Inc.

The General Partner's Management Board

        Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

        The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of January 1, 2016:

Name	Age as of January 1, 2016	Position	Year term expires
Rice Powell	60	Chief Executive Officer and Chairman of the Management Board	2017
Michael Brosnan	60	Chief Financial Officer	2017
Roberto Fusté	63	Chief Executive Officer for Asia Pacific	2016
Ronald Kuerbitz	56	Chief Executive Officer, Fresenius Medical Care North America	2020
Dr. Olaf Schermeier	43	Chief Officer of Global Research & Development	2017
Kent Wanzek	56	Head of Global Manufacturing Operations	2017
Dominik Wehner	47	Chief Executive Officer for Europe, Middle East and Africa	2017

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

        ROBERTO FUSTÉ has been with the Company since 1991 and his present positions include member of the Management Board of Management AG and Chief Executive Officer of the Asia Pacific Segment. Additionally, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Mr. Fusté has also held several senior positions within the Company in Europe and the Asia Pacific region. Mr. Fusté resigned from the Management Board of Management AG effective March 31, 2016 and will retire from FMC-AG & Co. KGaA.

        RONALD KUERBITZ has been with the Company since 1997. He became a member of the Management Board of Management AG and Chief Executive Officer of Fresenius Medical Care North America on January 1, 2013. Mr. Kuerbitz is a member of the board of directors for Fresenius Medical Care Holdings, Inc. and member of the board of directors for Specialty Care Services Group, LLC. Mr. Kuerbitz has more than 20 years of experience in the health care field, having held positions in law, compliance, business development, government affairs and operations. Effective March 31, 2015, Mr. Kuerbitz also became a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland.

        DR OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Previously, he served as President of Global Research and Development for Draeger Medical, Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charite-clinic and Biotronik, Germany.

        KENT WANZEK has been with the Company since 2003. He is a member of the Management Board of Management AG with responsibility for Global Manufacturing and Quality and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

        DOMINIK WEHNER was appointed Chief Executive Officer for the EMEA Segment on April 1, 2014. He began his career at Fresenius Medical Care in 1994 as Junior Sales Manager and served recently as Executive Vice President responsible for the regions Eastern Europe, Middle East and Africa as well as Renal Pharma EMEALA and People, Organizational Change and Implementation EMEALA. He also serves on the Vifor Fresenius Medical Care Renal Pharma Ltd. Board of Directors.

        Effective April 1, 2016, Mr. Harry de Wit will assume the role of Chief Executive Officer for the Asia-Pacific Segment. Mr. de Wit has worked in the medical device industry for 25 years. Mr. de Wit holds a master's degree in Medicine from the VU University of Amsterdam in the Netherlands and a bachelor's of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands.

        The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

        The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The most recent Supervisory Board elections occurred in May of 2011. New elections will take place during 2016. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA, but it nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16.G, below, "Governance – The Legal Structure of FMC-AG & Co. KGaA."

        The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom – Messrs. Krick (Chairman), Schenk (Vice-Chairman), Classon, Johnston, and Weisman – are also members of the supervisory board of our General Partner. For information regarding those members of the Supervisory Board of FMC-AG & Co. KGaA, see "The General Partner's Supervisory Board," above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

        PROF. DR. BERND FAHRHOLZ, age 68 was a member of the Supervisory Board of Management AG from April 2005 until August 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to KGaA and has been a member of the Supervisory Board of FMC-AG & Co. KGaA since the transformation. He is Vice Chairman of our Audit and Corporate Governance Committee.

        The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board held during the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member's term begins. Fresenius SE, as sole shareholder of our general partner, does not participate in the vote on discharge of the Supervisory

Board. Before the expiration of their term, members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

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

B.    Compensation

Report of the Management Board of Management AG, our General Partner

        The compensation report of FMC-AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the general partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the Supervisory Board are described. The compensation report is part of the management report of the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as of December 31, 2015. The compensation report is prepared on the basis of the recommendations of the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

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

Structure and amount of compensation

        The current Management Board compensation system was last approved by resolution of the General Meeting of FMC-AG & Co. KGaA on May 12, 2011 with a majority of 99.71% of the votes cast. Furthermore, this compensation system is reviewed by an independent external compensation expert on a regular basis.

        The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company's business and to reward them based on their duties and performance as well as their success in managing the Company's economic and financial position giving due regard to the peer environment.

        The amount of the total compensation of the members of the Management Board is measured taking particular account of relevant reference values of other DAX-listed companies and similar companies of comparable size and performance in the relevant industry sector. Furthermore, the relation of the compensation of the Management Board and that of the Senior Management as well as the staff overall is taken into account.

        The compensation of the Management Board is, as a whole, performance-based and consisted of three elements in the fiscal year:

  •
  non-performance-based compensation (fixed compensation and fringe benefits)

  •
  short-term performance-based compensation (one-year variable compensation (bonus))

  •
  components with long-term incentive effects (multi-year variable compensation, consisting of stock options and share-based compensations with cash settlement)

        The individual elements are designed on the basis of the following criteria:

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

        Performance-based compensation is also awarded for the fiscal year as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (stock options and share-based compensations with cash settlement). The share-based compensations with cash settlement consist of phantom stock and of the so-called Share Based Award.

        The amount of the one-year variable compensation and of the Share Based Award depends on the achievement of the following individual and common targets:

  •
  net income growth

  •
  free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) in percent of revenue

  •
  operating income margin

        The level of achievement of these targets is derived from the comparison of target amounts and actual results. Furthermore, targets are divided into group level targets and those to be achieved in individual regions. Lastly, the target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective areas of responsibility assumed by the members of the Management Board.

        The Net income growth to be achieved is taken into account up to a growth rate of 10%. Furthermore, the members of the Management Board were also evaluated by reference to the development of free cash flow within the group or, as the case may be, in the relevant regions, with the targets being within a range of rates between 3% and 6% of the respective free cash flow in percent of revenue. For the benefit of Management Board members with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing & Quality, growth of regional operating income margins was compensated within individual targets ranging between 13% and 18.5%, reflecting the particularities of the respective regions and responsibilities.

        The targets are, as a rule, weighted differently depending on whether the Management Board member exercises Group functions – in the fiscal year, these were Mr. Rice Powell and Mr. Michael Brosnan – or whether the Management Board member is responsible for regional earnings – in the fiscal year, these were Mr. Roberto Fusté, Mr. Ronald Kuerbitz and Mr. Dominik Wehner – or have taken on specific Management Board responsibilities – such as Mr. Kent Wanzek for Global Manufacturing & Quality and Dr. Olaf Schermeier for Global Research & Development. For members of the Management Board with group functions and for Dr. Olaf Schermeier, net income growth accounts for 80% and is thus weighted higher than for the other members of the Management Board, where net income growth accounts for 60%. For the latter members of the Management Board, a further 20% is based upon the evaluation of the operating income margin. Achievement of the target for respective free cash flow in percent of revenue is weighted for all members of the Management Board equally at 20%.

        Multiplying the level of target achievement by the respective fixed compensation and another fixed multiplier results in the total amount, of which a 75% share is paid out in cash to the Management Board members (one-year variable compensation) after approval of the annual financial statements of FMC-AG & Co. KGaA for the respective fiscal year. Since the maximum level of target achievement is set at 120%, the Management Board's maximum achievable one-year variable compensation is limited as regards to specific amounts.

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

        In determining the variable compensation, it is ensured that performance-based components with long-term incentive effects (i.e. the Share Based Award as well as the stock option and phantom stock components described below) are granted in amounts which constitute at least 50% of the sum of all variable components for the respective fiscal year. Should this condition not be fulfilled, the Management Board members' contracts provide that the portion of variable compensation payable as one-year variable compensation shall be reduced and the portion payable as the Share Based Award shall be increased accordingly, in order to meet this requirement. The components with long-term incentive effects also comprise a limitation possibility for cases of extraordinary developments. The Supervisory Board may also grant a discretionary bonus for extraordinary performance. For the fiscal year 2015, the Supervisory Board has granted such a discretionary bonus to the members of the Management Board in the total amount of $2.2 million (in 2014, the Supervisory Board has granted such a discretionary bonus to Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz in the total amount of $1 million.

        For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

	Amount of Cash Payments
	Non-performance related compensation						Short-term performance related compensation				Cash compensation (without long-term incentive components)
	Fixed compensation		Other benefits(1)				Bonus
	2015	2014(2)	2015		2014(2)		2015		2014(2)		2015	2014(2)
	(in thousands)		(in thousands)				(in thousands)				(in thousands)
Rice Powell	$1,375	$1,250	$379		$201		$1,145	(3)	$980	(3)	$2,899	$2,431
Michael Brosnan	770	725	592		196		645	(3)	528	(3)	2,007	1,449
Roberto Fusté	644	731	535	(4)	3,946	(4)	720	(3)	450		1,899	5,127
Ronald Kuerbitz	935	850	31		25		870	(3)	669	(3)	1,836	1,544
Dr. Olaf Schermeier	499	531	704	(5)	310		423	(3)	204		1,626	1,045
Kent Wanzek	597	540	124		98		659	(3)	391		1,380	1,029
Dominik Wehner	388	349	41		26		438	(3)	276		867	651

Total	$5,208	$4,976	$2,406		$4,802		$4,900		$3,498		$12,514	$13,276

(1)
Includes insurance premiums, private use of company cars, rent and relocation supplements, contributions to pension and health insurance, tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits, also in case accruals have been set up therefore.

(2)
Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(3)
Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600 (2014: $500), to Mr. Michael Brosnan in the amount of $340 (2014: $250), to Mr. Roberto Fusté in the amount of $210 (2014: $0), to Mr. Ronald Kuerbitz in the amount of $500 (2014: $250), to Dr. Olaf Schermeier in the amount of $225 (2014: $0), to Mr. Kent Wanzek in the amount of $225 (2014: $0) and to Mr. Dominik Wehner in the amount of $130 (2014: $0).

(4)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(5)
This also includes rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

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

        In addition to the members of the management boards of affiliated companies, managerial staff members of the Company and of certain affiliated companies the members of the Management Board are entitled to participate in the LTIP 2011. Under the LTIP 2011 a combination of stock options and phantom stock awards are granted to the participants. Stock options and phantom stock awards will be granted on specified grant days, no more than twice each fiscal year during the term of the LTIP 2011. The number of stock options and phantom stock awards to be granted to the members of the Management Board is determined by the Supervisory Board in its reasonable discretion. In principle all members of the Management Board are entitled to receive the same number of stock options and phantom stock awards, whereas the Chairman of the Management Board is entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board can choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50. The exercise of stock options and phantom stock awards is subject to several conditions, including the expiration of a four year waiting period, the consideration of black-out periods, the achievement of defined success targets and, subject to agreements to the contrary in individual cases, the existence of a service or employment relationship. Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards. The members of the Management Board have achieved the success target for stock options and for phantom stock in each case if, during the waiting period, either the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year in each case or – if this is not the case – the compounded annual growth rate of the adjusted basic income per share during the four-years of the waiting period reflects an increase of at least 8% per annum. In the fiscal year, the Supervisory Board has resolved to introduce an additional success target for phantom stock granted in the fiscal year. Pursuant to this resolution, the success target for phantom stock is also achieved if under the global efficiency program an amount of $200 million has been saved until the end of the fiscal year and, until the end of the fiscal years 2016 to 2018, an amount of $300 million is saved, each in comparison to January 1, 2013, and also the respective group target for fiscal years 2015 to 2018 – each as expected and communicated – have been achieved and confirmed by the auditor.

        If with regard to any reference year or more than one of the four reference years within the waiting period neither the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum, the stock options and phantom stock awards subject to such waiting period are cancelled to such proportion to which the success target was not achieved within the waiting period, i.e. in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%; this principle of proportional cancelation also applies to the additional success target for phantom stock as resolved by the Supervisory Board in the fiscal year.

        Additional information regarding the basic principles of the LTIP 2011 and of the other employee participation programs in place at the beginning of the fiscal year and secured by conditional capital, which entitled their participants to convertible bonds or stock options (from which, however, in the past fiscal year no further options could be issued), are described in more detail in Note 16, "Stock Options," in the Notes to the Consolidated Financial Statements included in this report, in Item 6.E below, "Directors, Senior Management and Employees – Share Ownership – Options to Purchase Our Securities" and in Item 10.B below, "Additional Information – Articles of Association – General Information Regarding Our Share Capital – Conditional Capital."

        Under Stock Option Plan 2011 in the fiscal year 3,073,360 stock options were granted in total (2014: 1,677,360), with 502,980 stock options (2014: 273,900) granted to the Management Board members. Moreover, in the fiscal year 607,828 (2014: 299,547) phantom stock awards were granted under the Phantom Stock Plan 2011, of which 62,516 awards (2014: 24,950) were granted to Management Board members.

        For the fiscal year, the number and value of stock options issued to members of the Management Board and the value of the share-based compensations with cash settlement paid to them, each as compared to the previous year, are shown individually in the following table:

	Components with Long-term Incentive Effect
	Stock Options				Share-based compensation with cash settlement(1)		Total
	2015	2014	2015	2014	2015	2014(2)	2015	2014(2)
	Number		(in thousands)		(in thousands)		(in thousands)
Rice Powell	149,400	74,700	$2,481	$904	$1,041	$470	$3,522	$1,374
Michael Brosnan	74,700	37,350	1,241	452	531	248	1,772	700
Roberto Fusté	59,760	24,900	993	301	857	460	1,850	761
Ronald Kuerbitz	49,800	37,350	827	452	982	295	1,809	747
Dr. Olaf Schermeier	49,800	37,350	827	452	925	223	1,752	675
Kent Wanzek	69,720	24,900	1,158	301	660	440	1,818	741
Dominik Wehner	49,800	37,350	827	452	962	247	1,789	699

Total	502,980	273,900	$8,354	$3,314	$5,958	$2,383	$14,312	$5,697

(1)
This includes Phantom Stocks and Share Based Awards granted to Board Members during the fiscal year. The share-based compensation amounts are based on the grant date fair value.

(2)
Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

        The stated values of the stock options granted to the members of the Management Board in the fiscal year correspond to their fair value at the time of grant, namely a value of $16.61 (€15.02) (2014: $12.10/€9.01) per stock option. The exercise price for the stock options granted is $85.14 (€76.99) (2014: $67.07/€49.93). At the day of the grant, the relevant fair value of the phantom stock issued in July of the fiscal year amounted to $81.06 (€73.30) (2014: $62.14/€46.26).

        At the end of the fiscal year, the members of the Management Board held a total of 1,565,195 stock options and convertible bonds (collectively referred to as "stock options"; 2014: 1,485,076 stock options). Also, they held a total of 118,703 phantom stock (2014: 66,960).

        The development and status of stock options of the members of the Management Board serving as per December 31 of the fiscal year in the fiscal year are shown in more detail in the following table:

	Development and Status of the Stock Options
	Rice Powell	Michael Brosnan	Roberto Fusté	Ronald Kuerbitz	Dr. Olaf Schermeier	Kent Wanzek	Dominik Wehner	Total
Options outstanding at January 1, 2015 Number	407,737	291,018	267,675	177,702	74,700	168,075	98,169	1,485,076
Weighted average exercise price in $	49.86	45.98	47.62	52.15	54.27	54.07	49.22	49.63
Options granted during the fiscal year Number	149,400	74,700	59,760	49,800	49,800	69,720	49,800	502,980
Weighted average exercise price in $	83.82	83.82	83.82	83.82	83.82	83.82	83.82	83.82
Options exercised during the fiscal year Number	49,800	77,493	74,800	48,000	—	—	16,335	266,428
Weighted average exercise price in $	38.64	31.85	37.36	42.09	—	—	32.18	36.53
Weighted average share price in $	85.05	84.38	84.75	85.19	—	—	84.43	84.76
Options forfeited during the fiscal year Number	42,019	28,013	28,013	22,500	—	28,013	7,875	156,433
Weighted average exercise price in $	62.38	62.38	62.38	62.38	—	62.38	62.38	62.38
Options outstanding at December 31, 2015 Number	465,318	260,212	224,622	157,002	124,500	209,782	123,759	1,565,195
Weighted average exercise price in $	60.84	59.29	58.82	63.81	66.09	62.85	64.55	61.57
Weighted average remaining contractual life in years	5.05	4.71	4.57	5.96	6.68	5.19	5.89	5.23
Range of exercise price in $	34.81 - 83.82	34.81 - 83.82	34.81 - 83.82	46.47 - 83.82	54.17 - 83.82	46.47 - 83.82	34.81 - 83.82	34.81 - 83.82
Options exercisable at December 31, 2015 Number	152,512	101,475	93,275	25,002	—	68,475	24,564	465,303
Weighted average exercise price in $	44.62	44.64	45.50	52.87	—	49.38	45.21	45.97

        Based on the targets achieved in the fiscal year, members of the Management Board serving as per December 31 of the fiscal year also earned entitlements to Share Based Awards totalling $891,000 (2014: $833,000). On the basis of that value, determination of the specific number of virtual shares will not be made by the Supervisory Board until March of the following year, based on the then current price of the shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price on the relevant exercise day and as a base for calculation of the payment of this respective share-based compensation after expiry of the three-year waiting period.

        Phantom stock with a total value of $5.067 million (2014: $1.550 million) were granted to the Management Board members under the Company's Phantom Stock Plan 2011 in July of the fiscal year as further share-based compensation components with cash settlement.

        Therefore, the amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

	Total Compensation
	Cash compensation (without long-term incentive components)		Components with long-term incentive effect		Total compensation (including long-term incentive components)
	2015	2014(1)	2015	2014(1)	2015	2014(1)
	(in thousands)		(in thousands)		(in thousands)
Rice Powell	$2,899	$2,431	$3,522	$1,374	$6,421	$3,805
Michael Brosnan	2,007	1,449	1,772	700	3,779	2,149
Roberto Fusté	1,899	5,127	1,850	761	3,749	5,888
Ronald Kuerbitz	1,836	1,544	1,809	747	3,645	2,291
Dr. Olaf Schermeier	1,626	1,045	1,752	675	3,378	1,720
Kent Wanzek	1,380	1,029	1,818	741	3,198	1,770
Dominik Wehner	867	651	1,789	699	2,656	1,350

Total	$12,514	$13,276	$14,312	$5,697	$26,826	$18,973

(1)
Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

        Components with long-term incentive effects, i.e. stock options and share-based compensation components with cash settlement, can be exercised only after the expiration of the specified waiting period (vesting period). Their value is allocated over the waiting period and proportionately recognized as an expense in the respective fiscal year of the waiting period. Compensation expenses attributable to the fiscal year and for the previous year are shown in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based compensation with cash settlement		Share-based compensation
	2015	2014	2015	2014	2015	2014
	(in thousands)		(in thousands)		(in thousands)
Rice Powell	$418	$234	$776	$579	$1,194	$813
Michael Brosnan	207	129	499	393	706	522
Roberto Fusté	150	114	523	343	673	457
Ronald Kuerbitz	170	79	290	110	460	189
Dr. Olaf Schermeier	170	79	196	59	366	138
Kent Wanzek	168	114	549	385	717	499
Dominik Wehner(1)	180	47	168	20	348	67

Total	$1,463	$796	$3,001	$1,889	$4,464	$2,685

(1)
Please note for purposes of comparison of the amounts indicated for the fiscal year to those amounts shown for 2014 that Mr. Wehner was appointed as a member of the Management Board only as of April 1, 2014 and, consequently, has received compensation to be disclosed herein as of this point in time only.

Commitments to members of the Management Board for the event of the termination of their appointment

        The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: individual contractual pension commitments for the Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Roberto Fusté, Mr. Ronald Kuerbitz, Dr. Olaf Schermeier and Mr. Kent Wanzek have been entered into by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board.

        Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), however, calculated by reference to the amount of the recipient's most recent base salary.

        The retirement pension will be based on 30% of the last fixed compensation and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, "BetrAVG"). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member's own legitimate children (leibliche eheliche Kinder) receive an orphan's pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans' pensions and the spousal pension together reach a maximum of 90% of the Management Board member's pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65, except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

        Based on individual contractual commitments, Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz and Mr. Kent Wanzek participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $7,950 (2014: $7,800) were earned in the fiscal year in each case and allocated in January 2016. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The Company supports this investment, for full-time employees with at least one year of service, with a contribution of 50% of the investment made, up to a limit of 6% of income – whereupon the allowance paid by the Company is limited to 3% of the income – or a maximum of $18,000 ($24,000 for employees 50 years of age or older).

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

        From the time of his previous employment activities for Fresenius Medical Care Deutschland GmbH, a pension commitment exists for Management Board member Mr. Dominik Wehner. As a result of his service agreement with Fresenius Medical Care Management AG, the latter assumed this pension commitment and continues the commitment on the basis of Mr. Wehner's compensation as Management Board member. This pension commitment is based on the Fresenius companies' pension scheme of January 1, 1988 and provides old-age pensions, disability pensions and surviving dependents' pensions. It does not provide for any offsetting mechanisms against other income or pension payments. The spousal pension amounts to 60% of the disability pension or old-age pension to be granted at the time of death; the orphan's pension amounts to 10% (semi-orphans) or 20% (orphans) of the disability pension or old-age pension to be granted at the time of death. The claims of all surviving dependents are limited to a total of 100% of Mr. Dominik Wehner's pension entitlements.

        Additions to pension provisions in the fiscal year for Management Board members serving as of December 31 amounted to $6.864 million (2014: $6.000 million). The pension commitments are shown in the following table:

	Development and Status of Pension Commitments
	As of January 1, 2015	Increase	As of December 31, 2015
	(in thousands)
Rice Powell	$8,079	$2,151	$10,230
Michael Brosnan	3,484	1,154	4,638
Roberto Fusté	5,621	132	5,753
Ronald Kuerbitz	254	2,530	2,784
Dr. Olaf Schermeier	—	336	336
Kent Wanzek	1,814	720	2,534
Dominik Wehner	2,361	(159)	2,202

Total	$21,613	$6,864	$28,477

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

        In the fiscal year, Prof. Emanuele Gatti – who has been a member of the Management Board until March 31, 2014 – received the pro rata compensation payments he is entitled to pursuant to his service agreement which has been terminated with effect as of the agreed termination date of April 30, 2015. These compensation payments comprised a fixed compensation (in the amount of $277,000) and fringe benefits (in the amount of approximately $155,000) as well as one-year and multi-year variable compensation components (in the amount of approximately $288,000 and in the amount of $0, respectively). The payment of the Share Based Awards earned by Prof. Gatti for the reference years 2011 to 2014 was effected, as agreed, in fiscal year 2015 after his service agreement was terminated. The long-term incentive components granted to Prof. Gatti on the basis of the LTIP 2011 and the exercisability of such components are not affected by his retirement from the Management Board. Upon reaching the age of 60, Prof. Gatti is entitled to receive an occupational old-age pension in the amount of approximately $367,000 per annum; in the fiscal year pension payments in the amount of approximately $125,000 were made to Prof. Gatti. On occasion of his retirement from the Management Board, Prof. Gatti further agreed to serve as an advisor to the Chairman of the Management Board and to be subject to a post-employment non-competition obligation for the duration of two years following the end of the term of his service agreement, i.e. until April 30, 2017, for which he will receive an annual non-compete compensation of approximately $530,000. In the fiscal year Prof. Gatti received a non-compete compensation in the amount of approximately $361,000.

        As agreed, Dr. Rainer Runte, who has also been a member of the Management Board until March 31, 2014, was granted and paid in the fiscal year a compensation in connection with his post-contractual non-compete clause in the amount of approximately $539,000 as well as fringe benefits in the amount of approximately $31,000.

        With Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, there is an individual agreement instead of a pension provision, to the effect that, upon termination of his employment contract/service agreement with Fresenius Medical Care Management AG, he will be retained to render consulting services to the Company for a period of ten years. Accordingly, Fresenius Medical

Care Management AG and Dr. Ben Lipps entered into a consulting agreement for the period January 1, 2013 to December 31, 2022. By this consulting agreement Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as complying with a non-compete covenant. The annual consideration to be granted by Fresenius Medical Care Management AG for such services amounts for the fiscal year $652,000 (including reimbursement of expenses). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounted to $4.022 million as at December 31 of the fiscal year.

        In the fiscal year, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

        The payments to U.S. Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Kent Wanzek were paid in part in the U.S. (in USD) and in part in Germany (in EUR). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, the increased tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in their home country, the United States, only. Therefore the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Board members' tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports. Furthermore, a compensation agreement has been entered into between FMC-AG & Co KGaA, Fresenius Medical Care Management AG and Mr. Roberto Fusté, pursuant to which Mr. Fusté is held harmless from certain adverse tax effects which result from external wage tax audits for the assessment periods as from 2005. The provisions made in the previous year for such adverse tax effects in the amount of $937,000 were fully utilized; additional provisions for the fiscal year were not made in this context. In the fiscal year, the Company has made additional payments to compensate Mr. Fusté for such adverse tax effects in an amount of approximately $101,000.

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

        Former members of the Management Board did not receive any compensation in the fiscal year other than that mentioned above under section "Commitments to Members of the Management Board for the Event of the Termination of their Appointment". As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of $15.229 million (2014: $16.383 million).

Tables of the value of benefits granted and of the allocation

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

	Serving members of the Management Board as of December 31, 2015
	Rice Powell							Michael Brosnan
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)							Chief Financial Officer Member of the Management Board since January 1, 2010
	2015		2015	2015		2014(3)		2015		2015	2015		2014(3)
Benefits granted			Minimum	Maximum						Minimum	Maximum
	(in thousands)							(in thousands)
Fixed compensation	$1,375		$1,375	$1,375		$1,250		$770		$770	$770		$725
Fringe benefits(1)	379		379	379		201		592		592	592		196

Total non-performance-based compensation	$1,754		$1,754	$1,754		$1,451		$1,362		$1,362	$1,362		$921

One-year variable compensation	2,869	(4)	188	$3,323	(4)	2,563	(4)	1,611	(4)	109	$1,865	(4)	1,446	(4)

Multi-year variable compensation / components with long-term incentive effects	3,522		—	—		1,374		1,772		—	—		700

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	182		—	—		160		102		—	—		93
thereof Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	2,481		—	—		904		1,241		—	—		452
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	859		—	—		310		429		—	—		155

Total non-performance-based and performance-based compensation	8,145		1,942	—		5,388		4,745		1,471	—		3,067

Pension expense	632		632	632		570		591		591	591		537

Value of benefits granted	$8,777		$2,574	$—		$5,958		$5,336		$2,062	$—		$3,604

	Roberto Fusté							Ronald Kuerbitz
	Member of the Management Board for Asia-Pacific Member of the Management Board since December 21, 2005(2)							Member of the Management Board for North America Member of the Management Board since January 1, 2013
	2015		2015	2015		2014(3)		2015		2015	2015		2014(3)
Benefits granted			Minimum	Maximum						Minimum	Maximum
	(in thousands)							(in thousands)
Fixed compensation	$644		$644	$644		$731		$935		$935	$935		$850
Fringe benefits(1)	535	(5)	535	535		3,946	(5)	31		31	31		25

Total non-performance-based compensation	$1,179		$1,179	$1,179		$4,677		$966		$966	$966		$875

One-year variable compensation	1,272	(4)	92	$1,484	(4)	1,206		$2,043	(4)	128	2,351	(4)	1,653	(4)

Multi-year variable compensation / components with long-term incentive effects	1,850		—	—		761		1,809		—	—		747

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	170		—	—		150	(4)	123		—	—		140
thereof Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	993		—	—		301		827		—	—		452
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	687		—	—		310		859		—	—		155

Total non-performance-based and performance-based compensation	4,301		1,271	—		6,644		4,818		1,094	—		3,275

Pension expense	311		311	311		309		2,582		2,582	2,582		—

Value of benefits granted	$4,612		$1,582	$—		$6,953		$7,400		$3,676	$—		$3,275

(1)
Includes insurance premiums, private use of company cars, rent and relocation supplements, contributions to pension and health insurance, tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits, also in case accruals have been set up therefore.

(2)
The date indicated refers to the appointment to the Management Board of the General Partner.

(3)
Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)
Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600 (2014: $500), to Mr. Michael Brosnan in the amount of $340 (2014: $250), to Mr. Roberto Fusté in the amount of $210 (2014: $0), to Mr. Ronald Kuerbitz in the amount of $500 (2014: $250), to Dr. Olaf Schermeier in the amount of $225 (2014: $0), to Mr. Kent Wanzek in the amount of $225 (2014: $0) and to Mr. Dominik Wehner in the amount of $130 (2014: $0).

(5)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

	Serving members of the Management Board as of December 31, 2015
	Kent Wanzek						Dr. Olaf Schermeier
	Member of the Management Board of Global Manufacturing Operations Member of the Management Board since January 1, 2010						Member of the Management Board of Global Research and Development Member of the Management Board since March 1, 2013
Benefits granted	2015		2015	2015		2014(3)	2015		2015	2015		2014(3)
			Minimum	Maximum					Minimum	Maximum
			(in thousands)						(in thousands)
Fixed compensation	$597		$597	$597		$540	$499		$499	$499		$531
Fringe benefits(1)	124		124	124		98	704	(6)	704	704		310

Total non-performance-based compensation	$721		$721	$721		$638	$1,203		$1,203	$1,203		$841

One-year variable compensation	1,210	(4)	81	$1,407	(4)	891	$1,049	(4)	62	$1,214	(4)	877

Multi-year variable compensation / components with long-term incentive effects	1,818		—	—		741	1,752		—	—		675

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	145		—	—		130	66		—	—		68
thereof Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	1,158		—	—		301	827		—	—		452
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	515		—	—		310	859		—	—		155

Total non-performance-based and performance-based compensation	3,749		802	—		2,270	4,004		1,265	—		2,393

Pension expense	324		324	324		280	—		—	—		—

Value of benefits granted	$4,073		$1,126	$—		$2,550	$4,004		$1,265	$—		$2,393

	Dominik Wehner
	Member of the Management Board for EMEA Member of the Management Board since April 1, 2014
Benefits granted	2015		2015	2015		2014(3)
			Minimum	Maximum
			(in thousands)
Fixed compensation	$388		$388	$388		$349
Fringe benefits(1)	41		41	41		26

Total non-performance-based compensation	$429		$429	$429		$375

One-year variable compensation	$771	(4)	58	$899	(4)	575

Multi-year variable compensation / components with long-term incentive effects	1,789		—	—		699

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	103		—	—		92
thereof Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	827		—	—		452
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	859		—	—		155

Total non-performance-based and performance-based compensation	2,959		487	—		1,649

Pension expense	110		110	110		39

Value of benefits granted	$3,099		$597	$—		$1,688

(1)
Includes insurance premiums, private use of company cars, rent and relocation supplements, contributions to pension and health insurance, tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits, also in case accruals have been set up therefore.

(3)
Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)
Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600 (2014: $500), to Mr. Michael Brosnan in the amount of $340 (2014: $250), to Mr. Roberto Fusté in the amount of $210 (2014: $0), to Mr. Ronald Kuerbitz in the amount of $500 (2014: $250), to Dr. Olaf Schermeier in the amount of $225 (2014: $0), to Mr. Kent Wanzek in the amount of $225 (2014: $0) and to Mr. Dominik Wehner in the amount of $130 (2014: $0).

(6)
This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

	Serving members of the Management Board as of December 31, 2015
	Rice Powell				Michael Brosnan				Roberto Fusté				Ronald Kuerbitz				Kent Wanzek			Dr. Olaf Schermeier			Dominik Wehner
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)				Chief Financial Officer Member of the Management Board since January 1, 2010				Member of the Management Board for Asia-Pacific Member of the Management Board since December 21, 2005(2)				Member of the Management Board for North America Member of the Management Board since January 1, 2013				Member of the Management Board for Global Manufacturing Operations Member of the Management Board since January 1, 2010			Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013			Member of the Management Board for EMEA Member of the Management Board since April 1, 2014
Allocations	2015		2014(3)		2015		2014(3)		2015		2014(3)		2015		2014(3)		2015		2014(3)	2015		2014(3)	2015		2014(3)
	(in thousands)				(in thousands)				(in thousands)				(in thousands)				(in thousands)			(in thousands)			(in thousands)
Fixed compensation	$1,375		$1,250		$770		$725		$644		$731		$935		$850		$597		$540	$499		$531	$388		$349
Fringe benefits(1)	379		201		592		196		535	(4)	3,946	(4)	31		25		124		98	704	(6)	310	41		26

Total non-performance based compensation	1,754		1,451		1,362		921		1,179		4,677		966		875		721		638	1,203		841	429		375

One-year variable compensation	1,145	(5)	980	(5)	645	(5)	528	(5)	720	(5)	450		870	(5)	669	(5)	659	(5)	391	423	(5)	204	438	(5)	276

Multi-year variable compensation / components with long-term incentive effects	2,847		554		4,500		1,803		3,918		2,925		2,061		1,413		275		1,217	—		—	873		—

thereof Share Based Award – New Incentive Bonus Plan 2009
3-year term / 3-year vesting period
Grant 2009	—		—		—		—		—		202		—		—		—		—	—		—	—		—
thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2010	—		554		—		311		—		216		—		—		—		249	—		—	—		—
Grant 2011	522		—		317		—		292		—		—		—		275		—	—		—	—		—
thereof International Stock Option Plan 2001
10-year term / one third 2-, 3- and 4-year vesting period
Grant 2004	—		—		—		918		—		1,427		—		—		—		—	—		—	—		—
Grant 2005	—		—		2,632		—		—		—		—		—		—		—	—		—	529		—
thereof Stock Option Plan 2006
7-year term / 3-year vesting period
Grant 2007	—		—		—		574		—		1,080		—		595		—		—	—		—	—		—
Grant 2008	2,325		—		1,551		—		2,350		—		—		818		—		443	—		—	344		—
Grant 2009	—		—		—		—		1,276		—		891		—		—		525	—		—	—		—
Grant 2010	—		—		—		—		—		—		1,170		—		—		—	—		—	—		—
thereof Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period
Grant 2011	—		—		—		—		—		—		—		—		—		—	—		—	—		—
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2011	—		—		—		—		—		—		—		—		—		—	—		—	—		—
Other	—		—		—		—		—		—		—		—		—		—	—		—	—		—

Total non-performance-based and performance-based compensation	5,746		2,985		6,507		3,252		5,817		8,052		3,897		2,957		1,655		2,246	1,626		1,045	1,740		651

Pension expense	632		570		591		537		311		309		2,582		—		324		280	—		—	110		39

Allocation	$6,378		$3,555		$7,098		$3,789		$6,128		$8,361		$6,479		$2,957		$1,979		$2,526	$1,626		$1,045	$1,850		$690

(1)
Includes insurance premiums, private use of company cars, rent and relocation supplements, contributions to pension and health insurance, tax burden compensation due to varying tax rates applicable in Germany and the United States (net compensation) and other benefits, also in case accruals have been set up therefore.

(2)
The date indicated refers to the appointment to the Management Board of the General Partner.

(3)
Please note for purposes of comparison with the amounts indicated for the fiscal year that Mr. Wehner has received compensation as a member of the Management Board only since his appointment April 1, 2014 and that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier and Dominik Wehner) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

(5)
Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600 (2014: $500), to Mr. Michael Brosnan in the amount of $340 (2014: $250), to Mr. Roberto Fusté in the amount of $210 (2014: $0), to Mr. Ronald Kuerbitz in the amount of $500 (2014: $250), to Dr. Olaf Schermeier in the amount of $225 (2014: $0), to Mr. Kent Wanzek in the amount of $225 (2014: $0) and to Mr. Dominik Wehner in the amount of $130 (2014: $0).

(6)
This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

Adjustments to the compensation system for the Management Board as of fiscal year 2016

        The Long Term Incentive Program 2011 consisting of the Stock Option Plan 2011 and the Phantom Stock Plan 2011 expired at the end of the fiscal year as scheduled. Thus, no further issuances will be made under this Program. In order to allow the members of the Management Board of the General Partner and other managerial staff members in the interest of the Company to continue to adequately participate in the long-term, sustained success of the Company even after the expiry of this program, it is currently intended to introduce a new Long Term Incentive Program based on a virtual share based cash compensation component (LTIP 2016). The Supervisory Board of the General Partner is expected to resolve upon this program shortly.

        In case of the introduction of the planned LTIP 2016 it is further intended to submit the adjusted compensation system for the members of the Management Board to the Annual General Meeting on May 12, 2016 for approval. In that case the main elements of the LTIP 2016 and the related adjustments to the existing compensation system will be published in the context of the convening of and explained within the Annual General Meeting 2016. Further adjustments to the compensation system for the members of the Management Board are currently not planned.

Compensation of the Supervisory Board of Fresenius Medical Care & Co. KGaA and supervisory board of Management AG

        The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in clause 13 of the Articles of Association. If the General Meeting resolves on a higher compensation in consideration of the annual profits with a majority of three-fourths of the votes cast, such compensation will apply.

        Each Supervisory Board member receives a fixed salary of $80,000 for each full fiscal year, payable in four equal instalments at the end of a calendar quarter.

        The chairman of the Supervisory Board receives additional compensation of $80,000 and his deputy additional compensation of $40,000 per respective complete fiscal year. In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth in basic earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable performance-related remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the Supervisory Board are only entitled to the remuneration component if the 3 year average EPS growth of at least 8.00% is reached. The remuneration, based on the target achievement, is in principle disbursed on a yearly basis, namely following approval of the Company's annual financial statements, this for the fiscal year based on the 3-year average EPS growth for the fiscal years 2013, 2014 and 2015.

        In application of the principles above, neither for the previous year nor for the fiscal year a variable performance-related compensation component was generated.

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

        Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the supervisory board of the General Partner, Fresenius Medical Care Management AG, at the same time, and receive compensation for his work on the supervisory board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the supervisory board of Fresenius Medical Care Management AG. If the deputy chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the supervisory board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as deputy chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

        The compensation for the supervisory board of Fresenius Medical Care Management AG and the compensation for its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 paragraph 3 of the Articles of Association of FMC-AG & Co. KGaA.

        The members of the Supervisory Board are to be reimbursed for the expenses incurred in their exercise of their offices, which also include the applicable VAT.

        The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following table:

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-performance related compensation
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$40	$40	$260	$260
Dr. Dieter Schenk	60	60	60	60	50	50	—	—	170	170
Dr. Ulf M. Schneider(2)	160	160	—	—	70	70	—	—	230	230
Dr. Walter L. Weisman	40	40	40	40	50	50	60	60	190	190
William P. Johnston	40	40	40	40	120	120	40	40	240	240
Prof. Dr. Bernd Fahrholz(3)	—	—	80	80	—	—	50	50	130	130
Rolf A. Classon	40	40	40	40	60	60	—	—	140	140

Total	$380	$380	$380	$380	$410	$410	$190	$190	$1,360	$1,360

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

D.    Employees

        At December 31, 2015, we had 104,033 employees (full-time equivalents) as compared to 99,895 at December 31, 2014, and 90,690 at December 31, 2013. The 4% increase in 2015 was mainly due to the overall growth in our business and acquisitions. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2015	2014	2013
North America
Health Care	52,886	50,085	45,651
Dialysis Products	1,217	1,244	1,150

	54,103	51,329	46,801

Europe/Middle East/ Africa
Health Care	13,595	13,280	13,240
Dialysis Products	3,100	3,022	3,044

	16,695	16,302	16,284

Asia-Pacific
Health Care	6,454	6,123	3,543
Dialysis Products	1,806	1,595	1,454

	8,260	7,718	4,997

Latin America
Health Care	8,207	8,274	7,572
Dialysis Products	798	792	749

	9,005	9,066	8,321

Corporate	15,970	15,480	14,287
Total Company	104,033	99,895	90,690

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

E.    Share ownership

        As of December 31, 2015, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding shares. At December 31, 2015, Management Board members of the General Partner held options to acquire 1,565,195 ordinary shares of which options to purchase 465,303 ordinary shares were exercisable at a weighted average exercise price of €42 ($46). See Item 6.B, "Directors, Senior Management and Employees – Compensation". Those options expire at various dates between 2014 and 2021.

Options to Purchase Our Securities

Stock Option and Other Share Based Plans

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

        On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 ("2011 SOP") was established by resolution of our AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's Management and Supervisory Boards, forms our Long Term Incentive Program 2011 ("2011 Incentive Program"). Under the 2011 Incentive Program, participants may be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 Incentive Program were granted over a five year period and were able to be granted on the last Monday in July and/or the first Monday in December each year. Generally and prior to the respective grants, participants were able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options vs. phantom stock. For grants made in 2014 and 2015 related to the participants who did not belong to the General Partner's Management Board, the grant ratio was predefined at 50:50. The number of phantom shares granted instead of stock options and within the aforementioned proportions was determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment was conducted on the day following our AGM and with respect to the grants made in December, on the first Monday in October. Awards under the 2011 Incentive Program are subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of performance targets. The 2011 Incentive Program was established with a conditional capital increase up to €12 million subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

        The Management Board, members of the management boards of our affiliated companies, managerial staff members and of certain affiliated companies are entitled to participate in the 2011 Incentive Program. With respect to participants who are members of the Management Board, the General Partner's Supervisory Board has sole authority to make plan interpretations, decide on certain adjustments and to grant awards under the 2011 Incentive Program. The General Partner has such authority with respect to all other participants in the 2011 Incentive Program.

        The exercise price of stock options granted under the 2011 Incentive Program shall be the average stock exchange price on the Frankfurt Stock Exchange of our shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 Incentive Program have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 Incentive Program to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 Incentive Program are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or disposed of otherwise.

        Phantom stock awards under the 2011 Incentive Program entitle the holders to receive payment in Euro from us upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of our shares on the exercise date. Phantom stock awards have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date, however a shorter period may apply for certain exceptions. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

New Incentive Bonus Plan

        In 2015, the Management Board was eligible for performance – related compensation that depended upon achievement of targets. The targets are measured by reference to operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

        Performance-related bonuses for fiscal year 2015 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2015. The share-based component is subject to a three- or four-year vesting period, although a shorter period may apply in special cases. The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. The amount of the achievable bonus for each of the members of the Management Board is capped.

        Share-based compensation related to this plan for years 2015, 2014 and 2013 was $0.9 million, $1.0 million and $1.1 million, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

        The Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 ("Amended 2006 Plan") was established with a conditional capital increase up to €12.8 million, subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. In connection with the share split affected in 2007, the principal amount was adjusted to the same proportion as the share capital out of the capital increase up to €15 million by the issue of up to 15 million new non-par value bearer ordinary shares. After December 2010, no further grants were issued under the Amended 2006 Plan. Options granted under this plan are exercisable through December 2017.

        Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or otherwise disposed of.

Fresenius Medical Care 2001 International Stock Incentive Plan

        Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the "2001 Plan"), options in the form of convertible bonds with a principal of up to €10.2 million were issued to the Management Board and other employees of ours representing grants for up to 4 million non-voting preference shares. The convertible bonds originally had a par value of €2.56 and bear interest at a rate of 5.5%. In connection with the share split affected in 2007, the principal amount was adjusted in the same proportion as the share capital out of the capital increase and the par value of the convertible bonds was adjusted to €0.85 without affecting the interest rate.

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

        Effective May 2006, no further grants can be issued under the 2001 Plan and no options were granted under this plan after 2005. As of December 31, 2015, there are no outstanding options under the 2001 Plan.

        At December 31, 2015, the Management Board held 1,565,195 stock options and our employees held 7,172,075 stock options under our various stock-based compensation plans. No stock options for preference shares were outstanding, due to the preference share conversion during the second quarter of 2013.

        At December 31, 2015, the Management Board held 118,703 phantom shares and our employees held 1,046,070 phantom shares under the 2011 Incentive Plan.

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

        We have been informed that as of February 19, 2016, Fresenius SE owned 94,380,382, approximately 30.91%, of our ordinary shares. We are informed of the latest threshold notifications furnished to us by third parties pursuant to the German Securities Trading Act. On February 17, 2016, BlackRock, Inc., a Delaware corporation, provided a group voting rights notification, stating that 5.45% of the voting rights of FMC-AG & Co. KGaA were held as of February 12, 2016.

        Except for certain limitations on Fresenius SE's right to vote its shares as described below, all of our ordinary shares have the same voting rights. However, as the sole shareholder of our General Partner, Fresenius SE is barred from voting its ordinary shares on certain matters. See Item 16.G, "Corporate Governance – Supervisory Board."

        Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2015, 19,175,742 ordinary ADSs, each representing one half of an ordinary share, were held of record by 3,343 U.S. holders. For more information regarding ADRs and ADSs see Item 10.B, "Articles of Association – Description of American Depositary Receipts."

Security Ownership of Certain Beneficial Owners of Fresenius SE

        Fresenius SE's share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify a company of certain levels of holdings, as described above.

        The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.5% of the Fresenius SE ordinary shares. See Item 7.B, "Related party transactions – Other interests," below.

B.    Related party transactions

        In connection with the formation of FMC-AG & Co. KGaA, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG & Co. KGaA and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see Note 2 of the Notes to the Consolidated Financial Statements, "Related Party Transactions," included in this report. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm's-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

        In the discussion below regarding our contractual and other relationships with Fresenius SE:

  •
  the term "we (or us) and our affiliates" refers only to FMC-AG & Co. KGaA and its subsidiaries; and

  •
  the term "Fresenius SE and its affiliates" refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real Property Leases

        We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €21.9 million, which was approximately $24.3 million for the period ended December 31, 2015, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office (Statistisches Bundesamt). The majority of the leases expire in 2016 and we intend to extend these leases. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see "Item 4.D. Property, plant and equipment."

Trademarks

        Fresenius SE continues to own the name and mark "Fresenius" and its "F" logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use "Fresenius Medical Care" in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the "Fresenius Medical Care" name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

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

        Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2015, we sold products to Fresenius SE in the amount of $25.9 million. In 2015, we made purchases from Fresenius SE in the amount of $37.2 million.

        The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

        On September 10, 2008, Fresenius Kabi AG acquired Fresenius Kabi USA, Inc. (formerly APP Pharmaceuticals Inc.) ("Kabi USA"), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by Kabi USA through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization ("GPO") structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors' sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. During 2015, we acquired $15.5 million of heparin from Kabi USA through the GPO.

        On July 3, 2013, we entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. We agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing business was sold to Kabi USA for $9 million for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

        In December 2010, the Company formed a renal pharmaceutical company with Galenica Ltd., named Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"), an equity method investee of which the Company owns 45%. Further, in 2015 the Company entered into an exclusive supply agreement to purchase Erythropoietin stimulating agents, "ESAs." See Item 4, "Information on the Company – Business Overview – Renal Pharmaceuticals," for additional information.

Services Agreement

        We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury management services. For 2015, Fresenius SE and its affiliates charged us approximately $94.5 million for these services. Conversely, we have provided central purchasing services to other divisions and subsidiaries of Fresenius SE. For 2015 we charged approximately $8.4 million to Fresenius SE and its subsidiaries for services we rendered to them.

        We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

        We receive short-term financing from and provide short-term financing to Fresenius SE. We also utilize Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2015 and December 31, 2014, we had accounts receivables from Fresenius SE related to short-term financing in the amount of $131 million and $146 million, respectively. As of December 31, 2015 and December 31, 2014, we had accounts payables to Fresenius SE related to short-term financing in the amount of $116 million and $103 million, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

        On August 19, 2009, we borrowed €2 million ($2 million at December 31, 2015 and $2 million at December 31, 2014) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2016 with an interest rate of 1.334%. On November 28, 2013, we borrowed an additional €2 million ($2 million at December 31, 2015 and $2 million at December 31, 2014) with an interest rate of 1.875% from the General Partner. This loan is due on November 25, 2016 with an interest rate of 1.223%.

        On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $23 million at an interest rate of 2.5366%. This loan was repaid in full on June 12, 2015.

        On various dates starting July 22, 2015, we provided unsecured term loans to one of our equity method investees, of which CHF 65 million ($65 million) were drawn as of December 31, 2015. Each loan has an interest rate of 1.8% matures on July 22, 2016, contains automatic one-year renewals and requires a six-month termination notice. The loans were entered into in order to fund the sale of European marketing rights for certain renal pharmaceuticals to the same equity method investee as well as to finance the investee's payments for license and distribution agreements. The sale of these marketing rights resulted in a gain of approximately $11.1 million, after tax.

        At December 31, 2015 and December 31, 2014, a subsidiary of Fresenius SE held unsecured Senior Notes issued by us in the amount of €8 million and €8 million ($9 million at December 31, 2015 and $10 million at December 31, 2014), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually. For further information on these Senior Notes, see Note 10 of the Notes to Consolidated Financial Statements, "Long-Term Debt and Capital Lease Obligations – Senior Notes," included in this report.

        At December 31, 2015 and December 31, 2014, we borrowed from Fresenius SE €15 million and €1 million ($16 million at December 31, 2015 and $2 million at December 31, 2014) on an unsecured basis at an interest rate of 0.970% and 1.188%, respectively. For further information on this loan agreement, see Note 9 of the Notes to the Consolidated Financial Statements, "Short-Term Debt and Short-Term Debt from Related Parties – Short-Term Debt from Related Parties" included in this report.

Other Interests

        Dr. Dieter Schenk, Vice Chairman of the supervisory boards of FMC-AG Co. KGaA and of Management AG and a member of the supervisory board of Fresenius Management SE, is a partner in the law firm of Noerr, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. The Company incurred expenses in the amount of $1.0 million, $2.0 million and $1.3 million for these services during 2015, 2014 and 2013, respectively. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 26.5% of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the advisory board of Else Kröner-Fresenius-Stiftung. See "– Security Ownership of Certain Beneficial Owners of Fresenius SE."

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

General Partner Reimbursement

        Management AG is a 100% wholly-owned subsidiary of Fresenius SE. The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including compensation of the members of the General Partner's supervisory board and Management Board. The aggregate amount reimbursed to Management AG for 2015 was approximately $16.9 million for its management services during 2015 including $0.1 million as compensation for its exposure to risk as general partner. The Company's Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner's share capital. Under the Articles of Association of FMC AG & Co. KGaA, we will pay Fresenius SE annual compensation for assuming unlimited liability at 4% of the amount of the General Partner's share capital (which is currently €3.0 million). See Item 16G, "Corporate Governance – The Legal Structure of FMC AG & Co. KGaA," below.

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

8.A.8. Dividend Policy

        We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA's prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. As of June 28, 2013 we converted all preference shares to ordinary shares and all options for preference shares to options for ordinary shares. At December 31, 2015 we have only one class of shares outstanding.

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

Per Share Amount	2015	2014	2013
Ordinary share	€0.78	€0.77	€0.75

        We have announced that the general partner's Management Board and our Supervisory Board have proposed dividends for 2015 payable in 2016 of €0.80 per ordinary share. These dividends are subject to approval by our shareholders at our AGM to be held on May 12, 2016. Our goal is for dividend development to be more closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

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

Item 9.    The Offer and Listing Details

A.4. and C. Information regarding the trading markets for and price history of our stock

Trading Markets

        The principal trading market for our ordinary shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see Item 10.B., "Articles of Association – Description of American Depositary Receipts." However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify a company of certain levels of holdings as described in Item 7.A., "Major Shareholders and, under the U.S. Securities Exchange Act of 1934, beneficial owners of more than 5% of a class of publicly held securities are required to disclose their ownership in Schedule 13D". Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the ordinary shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

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

Trading on the Frankfurt Stock Exchange

        Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time ("CET"). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers. As of March 2015, the most recent figures available, the shares of more than 11,000 companies were traded on Xetra.

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

        As of February 19, 2016, the closing price for shares traded on XETRA was €76.73.

		Price per ordinary share (€)
		High	Low
2016	January	81.63	71.63
2015	December	78.74	73.86
	November	83.13	76.48
	October	81.89	69.43
	September	72.61	66.66
	August	76.79	65.28
2015	Fourth Quarter	83.13	69.43
	Third Quarter	81.58	65.28
	Second Quarter	81.95	74.04
	First Quarter	79.86	60.57
2014	Fourth Quarter	61.85	51.47
	Third Quarter	55.40	48.79
	Second Quarter	52.18	47.15
	First Quarter	54.05	47.48
2015	Annual	83.13	60.57
2014	Annual	61.85	47.15
2013	Annual	58.12	47.00
2012	Annual	59.51	50.80
2011	Annual	55.13	41.11

        The average daily trading volume of the Ordinary shares and traded on the XETRA during 2015 was 775,658 shares. This is based on total yearly turnover statistics supplied by XETRA.

Trading on the New York Stock Exchange

        As of February 19, 2016, the closing price for the ADSs traded on the NYSE was $42.82.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE. All ADS prices have been adjusted to reflect the two for one split of our ADSs in December 2012.

		Price per ordinary ADS ($)
		High	Low
2016	January	44.49	39.34
2015	December	42.91	40.98
	November	45.72	40.75
	October	44.93	39.00
	September	41.03	37.52
	August	41.95	37.77
2015	Fourth Quarter	45.72	39.00
	Third Quarter	44.09	37.52
	Second Quarter	44.03	41.59
	First Quarter	42.24	35.96
2014	Fourth Quarter	30.79	25.79
	Third Quarter	27.60	24.31
	Second Quarter	26.10	23.42
	First Quarter	26.91	23.59
2015	Annual	45.72	35.96
2014	Annual	36.07	31.02
2013	Annual	38.93	32.13
2012	Annual	39.96	27.88
2011	Annual	32.01	23.79

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

        The following summary of the material provisions of our Articles of Association (Satzung) is qualified in its entirety by reference to the complete text of our Articles of Association. An English convenience translation of our Articles of Association has been filed with the Securities and Exchange Commission and can also be found on our website under www.fmc-ag.com. For a summary of certain other provisions of our Articles of Association relating to management by our General Partner and required ownership of our share capital by the shareholder of our general partner, See Item 16.G, "Governance – the Articles of Association of FMC-AG & Co. KGaA."

Corporate Purposes

        Under our Articles of Association, our business purposes are:

  •
  the development, production and distribution of, as well as the trading in, products, systems and procedures in the areas of medical care and health care, including dialysis and associated forms of treatment, as well as the provision of any services in such area;

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

General Information Regarding Our Share Capital

        As of February 19, 2016, our share capital consists of 305,314,120 bearer ordinary shares without par value (Stückaktien). Our share capital has been fully paid in.

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

        In addition, the general meeting of a stock corporation or of a partnership limited by shares may create conditional capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares as consideration to prepare a merger with another company, or (iii) shares offered to members of the management board or employees of a company or of an affiliated company. In each case, the authorizing resolution requires the affirmative vote of a majority of at least three quarters of the capital represented at the vote. The nominal value of the conditional capital may not exceed half or, in the case of conditional capital created for the purpose of issuing shares to members of the management board and employees, 10% of a company's share capital at the time of the resolution.

        In a partnership limited by shares all resolutions increasing the capital of the partnership limited by shares also require the consent of the General Partner for their effectiveness.

Authorized Capital

        By resolution of the AGM on May 19, 2015, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, our share capital until May 18, 2020 up to a total of €35 million through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2015/I". Additionally, the newly issued shares may be taken up by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer them to our shareholders. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. No Authorized Capital 2015/I has been issued at December 31, 2015.

        In addition, by resolution of the AGM of shareholders on May 19, 2015, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, our share capital until May 18, 2020 up to a total of €25 million through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2015/II". The new shares can also be obtained by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer shares to our shareholders for subscription. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of our share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price in Germany of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2015/II has been issued at December 31, 2015.

        Authorized Capital 2015/I and Authorized Capital 2015/II became effective upon registration with the commercial register of the local court in Hof an der Saale on June 10, 2015.

        A further resolution of the AGM of shareholders on May 19, 2015 cancelled our previous Authorized Capital as they were not utilized through the authorization expiry in May 10, 2015. The previous Authorized Capital has additionally been removed from the our Articles of Association.

Conditional Capital

        By resolution of the AGM on May 12, 2011, our share capital was conditionally increased up to €12,000,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with no par value and a nominal value of €1.00 each. This conditional increase can only be affected by the exercise of stock options under our Stock Option Plan 2011, with each stock option awarded exercisable for one ordinary share (see Note 16 of the Consolidated Notes to the Financial Statements, "Stock Options," included in this report). We has the right to deliver ordinary shares that it owns or purchases in the market in place of increasing capital by issuing new shares.

Treasury Shares

        By resolution of the AGM on May 12, 2011 we were authorized to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of the shareholder resolution until May 11, 2016. The shares acquired, together with other treasury shares we held or attributable to us pursuant to Sections 71a et seqq. German Stock Corporation Act (Aktiengesetz or AktG), must at no time exceed 10% of the registered share capital. The purchase may be limited to one class of shares only. The authorization must not be used for the purpose of trading in treasury shares. The General Partner is authorized to use treasury shares purchased on the basis of this authorization for any purpose legally permissible and in particular for the following purposes:

        The authorization entitles the General Partner to acquire and use and to partially or entirely cancel treasury shares bought back, in accordance with common practice among large publically listed companies in Germany without a further resolution of the AGM being required. Furthermore, the General Partner is authorized to sell our ordinary treasury shares also in ways other than via the stock exchange or by means of an offer made to all shareholders, against payment in cash and to the exclusion of subscription rights. Additionally, it is also possible to use ordinary treasury shares against contributions in kind within the scope of business combinations and upon acquisition of companies and other assets, excluding shareholders' subscription rights.

        The authorization further provides that ordinary treasury shares in lieu of the utilization of our conditional capital can also be issued, excluding the subscription right of shareholders, to our employees and our affiliates, including members of the management or employees of affiliates, and used to service options or obligations to purchase our ordinary shares granted or to be granted to our employees or our affiliates as well as members of the management of affiliates. The General Partner shall further be authorized to use ordinary treasury shares to fulfil notes carrying warrant or conversion rights or conversion obligations, we issued or our dependent entities as defined in Section 17 of the German Stock Corporation Act and excluding subscription rights according to section 186 (3) sentence 4 German Stock Corporation Act. Finally, the General Partner shall be authorized to exclude fractional amounts, if any, in an offer made to all shareholders.

        In August 2013, we completed a share buy-back program in which we repurchased a total of 7,548,951 ordinary shares for a total of approximately €350 million (approximately $500 million). For a discussion of the 2013 buy-back program, see Note 13 of the Notes to the Consolidated Financial Statements, "Shareholders' Equity," included in this report.

        During year ended December 31, 2015, we did not purchase or used treasury shares.

Voting Rights

        Each ordinary share entitles the holder thereof to one vote at general meetings of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at annual and extraordinary general meetings of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our Articles of Association. Fresenius SE as shareholder of the General Partner is not entitled to vote its ordinary shares in the election or removal of members of the Supervisory Board of FMC-AG & Co. KGaA, the approval of the acts of the General Partners and members of the Supervisory Board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of our management, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius SE's voting rights may not be exercised by any other person.

Dividend Rights

        The General Partner and our Supervisory Board will propose any dividends for approval at the AGM. Usually, shareholders vote on a recommendation made by management (i.e. the General Partner) and the Supervisory Board as to the amount of dividends to be paid. Any dividends are paid once a year, generally, immediately following our AGM. Our General Partner's Management Board will propose to the shareholders at the AGM on May 12, 2016, a dividend with respect to 2015 and payable in 2016, of €0.80 per share. For information regarding dividends paid in prior years, see Item 3A, "Key Information – Selected Financial Data."

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

Liquidation Rights

        We may be dissolved by a resolution of our general shareholders' meeting passed with a majority of at least three quarters of our share capital represented at such general meeting and the approval of the General Partner. In accordance with the AktG, in such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder.

Pre-emption Rights

        Under the German Stock Corporation Act, each shareholder in a stock corporation or partnership limited by shares has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of a company. Basically, such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period. Our general shareholders' meeting may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at the general meeting at which the resolution to exclude the pre-emption rights is passed. In addition, an exclusion of pre-emption rights requires a report by the General Partner justifying the exclusion by explaining why the interest of FMC-AG & Co. KGaA in excluding the pre-emption rights outweighs our shareholders' interests in receiving such rights. However, such justification is not required for any issue of new shares if:

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

        Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will deliver ADSs representing the deposited shares as instructed.

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

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may release ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares of the ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

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

Fees and Expenses

        For information regarding fees and expenses payable by holders of ADSs and amounts payable by the Depository to us, see Item 12.D, "American Depositary Shares – Fees and Expenses."

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

  •
  are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

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

C.    Material contracts

        For information regarding certain of our material contracts, see "Item 7.B. Major Shareholders and Related Party Transactions – Related Party Transactions." For a description of our stock option plans, see "Item 6.E. Directors, Senior Management and Employees – Share Ownership – Options to Purchase our Securities." For a description of our Amended 2012 Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see Note 9, "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties" and Note 10, "Long-Term Debt and Capital Lease Obligations" of the Notes to Consolidated Financial Statements, included in this report.

D.    Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders.

        At the present time, Germany does not restrict the export or import of capital, except for certain restrictions on transactions based on international embargo or terror prevention resolutions concerning for example Iraq, Iran, the People's Republic of Korea, Russia, Sudan or Syria. However, the Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie) may – in exceptional cases – review and prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company with residency outside of the European Union or the European Free Trade Area if such acquisition constitutes a sufficiently serious threat to the public security or order. This provision is also applicable on other means of acquisition, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). In addition, residents must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 million at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, under (i) exceed €500 million at the end of the quarter. Further, residents must report yearly the value (Stand) of the assets (Vermögen) of (i) non-resident companies in which either 10% or more of the shares or of the voting rights in a company are attributed to the resident, or more than 50% of the shares or of the voting rights are attributed to the resident and/or to one or more non-resident companies which are controlled by the resident and (ii) of the resident's non-resident branch offices and permanent establishments. Likewise, residents must report yearly the value of the assets of (i) resident companies in which either 10% or more of the shares or of the voting rights in a company are attributed to a non-resident, or more than 50% of the shares or the voting rights are attributed to a non-resident and/or to one or more resident companies which are controlled by a non-resident and (ii) of a non-resident's resident branch offices and permanent establishments.

        There are no limitations imposed by German law or our Articles of Association (Satzung) on the right of a non-resident to hold our shares or the ADSs evidencing shares.

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

German Taxation

Tax Treatment of Dividends

        German corporations are required to withhold tax on dividends paid to resident and non-resident shareholders. The German Business Tax Reform 2008 increased the withholding tax rate on dividends to 25% (plus solidarity surcharges) starting January 1, 2009. Also effective January 1, 2009 for corporate non-German holders, forty percent (40%) of the withheld and remitted withholding tax may be refunded upon application at the German Federal Tax Office (at the address noted below), which would generally result in a net withholding of 15% (plus solidarity surcharge). The entitlement of corporate non-German holders to further reductions of the withholding tax under an applicable income tax treaty remains unaffected. A partial refund of this withholding tax can be obtained by U.S. holders under the Treaty (see discussion below). A foreign company is not entitled to a refund if the beneficial owners are individuals who would not be entitled to a refund if they had received the dividends directly and if there are no economic or other substantial reasons for involving a company and the company does not carry out any business activity.

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

        U.S. Holders must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to their last filed U.S. federal income tax return. Requests for IRS Form 6166 are made on IRS Form 8802, which requires payment of a user fee. IRS Form 8802 and its instructions can be obtained from the IRS website at www.irs.gov.

Other German Taxes

        There are no German transfer, stamp or other similar taxes that would apply to U.S. holders who purchase or sell ADSs.

United States Taxation

        The following discussion describes the material USFIT consequences of ownership and disposition of the ADSs by a U.S. Holder (as defined below). The information provided below is based on the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all of the potential U.S. tax consequences of holding ADSs of the Company. In particular, the U.S. tax consequences to certain U.S. Holders (as defined below), such as insurance companies, tax-exempt entities, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, financial institutions and dealers in securities, and to non-U.S. Holders may be different from that discussed herein. U.S. Holders (as defined below) should consult their tax advisors regarding U.S. federal, state and local tax consequences of owning and disposing ADSs.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs that for USFIT purposes, is (1) an individual who is a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for USFIT purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to USFIT regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; and (5) any beneficial owner otherwise subject to USFIT on net income bases with respect to the ADSs (including a non-resident alien individual or foreign corporation that holds, or is deemed to hold, any ADSs in connection with the conduct of a U.S. trade or business). If a partnership (including for this purpose any entity treated as a partnership for USFIT purposes) is a beneficial owner of ADSs, the USFIT consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ADSs that is a partnership and the partners in such partnership should consult their own tax advisors regarding the USFIT consequences of the ownership and disposition of ADSs.

Tax Treatment of Dividends

        For U.S. federal income tax purposes, U.S. Holders are subject to tax on dividends paid by German corporations, which may qualify for a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against USFIT depend on whether the U.S. Holder is a corporation owning at least 10% of the voting stock of the German corporation ("Corp U.S. Holder").

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

        In the case of any U.S. holder other than a Corp U.S. Holder ("Other U.S. Holder"), the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In this case, for each $100 of gross dividend that we pay to an Other U.S. Holder, the dividend is subject to withholding tax of $26.38, $11.38 which is refunded, resulting in a net tax of $15. For U.S. foreign tax credit purposes, the Other U.S. Holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the foreign tax credit or the deduction for taxes paid.

        If you are an Other U.S. Holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a reduced maximum USFIT rate of 20% (rather than the higher rates of tax generally applicable to items of ordinary income, the maximum of which is 39.6%), provided that the ADSs in respect of which such dividend is paid have been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date and certain other requirements are met. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. Other U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend rate in light of their own particular circumstances.

        Subject to certain complex limitations, a U.S. Holder is generally entitled to a foreign tax credit equal to the portion of the withholding tax that cannot be refunded under the Treaty.

        Dividends paid in Euro to a U.S. Holder of ADSs will be included in the U.S. Holder's income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends are included in income by such U.S. holder, including the deemed refund of German withholding tax. If dividends paid in Euro are converted into dollars on the date included in income, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

        Under the Treaty, the refund of German tax, including the withholding tax, Treaty payment and solidarity surcharge, will not be granted when the ADSs are part of the business property of a U.S. Holder's permanent establishment located in Germany or are part of the assets of an individual U.S. holder's fixed base located in Germany and used for the performance of independent personal services. In this case, however, withholding tax and solidarity surcharge may be credited against German income tax liability.

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

        U.S. Holders of ADSs who receive a refund attributable to reduced withholding taxes under the Treaty may be required to recognize foreign currency gain or loss, which will be treated as ordinary income or loss, to the extent that the dollar value of the refund on the date it is received by the U.S. Holders differs from the dollar equivalent of the refund on the date the dividend on which such withholding taxes were imposed was received by the depositary or the U.S. Holder, as the case may be.

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

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold, including the cash raised in this offering, generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a non-U.S. corporation owns at least 25% by value of the shares of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

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

        We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in these annual reports are prepared in conformity with U.S. GAAP. Our annual and quarterly reports to our shareholders are posted under "News & publications" on the "Investors" page of our website at http://www.fmc-ag.com. In furnishing our web site address in this report, however, we do not intend to incorporate any information on our web site into this report, and any information on our web site should not be considered to be part of this report.

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

Reimbursement Rates

        Aapproximately 32% of our worldwide revenue for 2015 was for services rendered to patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company's revenues, profitability and financial condition. See Item 4.B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and "– Health Care Reform."

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

        Fresenius SE conducts financial instrument activity for us, at our behest and in accordance with our service agreement, and for its other subsidiaries under the control of a single centralized department. Fresenius SE has established guidelines that we have agreed to, for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

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

        Additionally, our individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. We evaluate our exposure to risk through the utilization of the Cash-Flow-at-Risk model (see below) and the judgment of our regional and corporate management teams. We typically hedge a portion of the exchange exposure foreseen in our annual budgeting process for the following 12 to 18 months. Currencies are monitored and our hedge position may be adjusted accordingly. We typically utilize foreign exchange forward contracts and, on a small scale, foreign exchange options. Our policy, which has been consistently followed, is that foreign exchange rate derivatives be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

        In connection with intercompany loans in foreign currency, we normally use foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.

        The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2015. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2015, and the credit risk inherent to those contracts with positive market values as of December 31, 2015. All contracts expire within 18 months after the reporting date.

 Foreign Currency Risk Management

December 31, 2015

(USD in millions)

Nominal amount

	2016	2017	2018	2019	2020	Total	Fair value	Credit risk
Purchase of EUR against US$	$141	—	—	—	—	$141	$(2)	$—
Sale of EUR against US$	855	—	—	—	—	855	6	6
Purchase of EUR against others	673	45	—	—	—	718	15	21
Sale of EUR against others	91	—	—	—	—	91	0	1
Others	24	1	—	—	—	25	(1)	0

Total	$1,784	46	—	—	—	$1,830	$18	$28

        A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The European Central Bank ("ECB") determines such rates ("Reference Rates") based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily at 2:15 p.m. (CET). In preparing our consolidated financial statements and in converting certain U.S. dollar amounts in this report, we have used the Year's Average Reference Rate of $1.1095 or Year's Close Reference Rate of $1.0887 per €1.00.

Year ending December 31,	Year's High	Year's Low	Year's Average	Year's Close
2011 US$ per EUR	1.4882	1.2889	1.3920	1.2939
2012 US$ per EUR	1.3454	1.2089	1.2848	1.3194
2013 US$ per EUR	1.3814	1.2768	1.3281	1.3791
2014 US$ per EUR	1.3953	1.2141	1.3285	1.2141
2015 US$ per EUR	1.2043	1.0552	1.1095	1.0887

The Reference Rate on February 19, 2016 was $1.1096 per €1.00.

Cash-Flow-at-Risk Model

        We use a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risk is the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. As of December 31, 2015, the Company's cash flow at risk amounts to $51.2 million; this means the potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months has a 95% probability of not being higher than $51.2 million.

        Significant influence on the Company's foreign currency risk is exerted by the Chinese Yuan Renminbi, the Hong Kong Dollar, the Indian Rupee, the Russian Ruble and the U.S. Dollar (from transactions executed on a local subsidiary level). The following table shows the Company's most significant net positions in foreign currencies.

Net Positions in Foreign Currencies	Year ending December 31, 2015
(in millions)
CNY	$160
HKD	(74)
INR	47
RUB	42
USD	81

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

        These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed rate. The euro-denominated interest rate swaps expire between 2016 and 2019 and have a weighted average interest rate of 0.70%.

        As of December 31, 2015, the notional amount of euro-denominated interest rate swaps in place was €376 million ($410 million). Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2015, the negative fair value of our interest rate agreements is $3 million.

        The table below presents notional amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

Interest Rate Exposure

December 31, 2015

(in millions)

	2016		2017	2018	2019	2020	There-after	Total	Fair Value Dec. 31, 2015
FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement		$200	200	200	1,725			$2,325	$2,325
Variable interest rate = 1.72%
Accounts receivable securitization program	$		51					$51	$51
Variable interest rate = 0.89%
FLOATING RATE € DEBT
Principal payments on Senior Credit Agreement		$26	26	26	223			$301	$301
Variable interest rate = 1.38%
Senior Notes 2011/2016		$109						$109	$111
Variable interest rate = 3.45%
FIXED RATE US$ DEBT
Senior Notes 2007/2017; Fixed interest rate = 6.875%	$		500					$500	$535
Senior Notes 2011/2018; Fixed interest rate = 6.50%	$			400				$400	$442
Senior Notes 2011/2021; Fixed interest rate = 5.75%	$						650	$650	$696
Senior Notes 2012/2019; Fixed interest rate = 5.625%	$				800			$800	$869
Senior Notes 2012/2022; Fixed interest rate = 5.875%	$						700	$700	$746
Senior Notes 2014/2020; Fixed interest rate = 4.125%	$					500		$500	$508
Senior Notes 2014/2024; Fixed interest rate = 4.75%	$						400	$400	$410
FIXED RATE € DEBT
Senior Notes 2010/2016		$272						$272	$279
Fixed interest rate = 5.50%
Senior Notes 2011/2018	$			435				$435	$498
Fixed interest rate = 6.50%
Senior Notes 2011/2021	$						327	$327	$379
Fixed interest rate = 5.25%
Senior Notes 2012/2019	$				272			$272	$310
Fixed interest rate = 5.25%
Equity-Neutral Convertible Bonds 2014/2020	$					435		$435	$546
Fixed interest rate = 1.125%
INTEREST RATE DERIVATIVES
€ Payer Swaps Notional Amount		$135	26	26	223			$410	$(3)
Average fixed pay rate = 0.70%		1.46%	0.32%	0.32%	0.32%			0.70%
Receive rate = 3-month EURIBOR

All variable interest rates depicted above are as of December 31, 2015.

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

        We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time. If an amendment adds or increases fees or charges, except for taxes or other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudice a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment.

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

        Under the fee agreement between us and the depositary, the depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the depositary. For 2015, we received from the depositary $0.3 million in aggregate payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility and legal fees.

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

        None

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable

Item 15A.    Disclosure Controls and Procedures

        The Company's management, including the members of the Management Board of our general partner performing the functions Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Exchange Act Rule 13a-15. Based on that evaluation, the persons performing the functions of Chief Executive Officer and Chief Financial Officer concluded in connection with the filing of this report that the disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the general partner's Management Board, including the general partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

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

        As of December 31, 2015, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2015 is effective.

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

        Management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2015, is stated in its report included on page F-2.

Item 15C.    Attestation report of the registered public accounting firm

        The effectiveness of our internal control over financial reporting as of December 31, 2015, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-5.

Item 15D.    Changes in Internal Control over Financial Reporting

        There have been no changes in the Company's internal control over financial reporting that occurred during fiscal year 2015, which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Supervisory Board has determined that each of Prof. Dr. Bernd Fahrholz, Dr. Walter L. Weisman and Mr. William P. Johnston qualifies as an audit committee financial expert and is "independent" as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

Item 16B.    Code of Ethics

        Our Management Board adopted through our worldwide compliance program a code of ethics, titled the Code of Ethics and Business Conduct, which as adopted applied to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. After the transformation of legal form, our Code of Business Conduct applies to the members of the Management Board of our general partner and all Company employees, including senior officers. A copy of the Company's Code of Business Conduct is available on our website under "About Us – Responsibility" at:

http://www.freseniusmedicalcare.com/fileadmin/data/de/pdf/About_us/Responsibility/Code_of_Ethics_en.pdf

Item 16C.    Principal Accountant Fees and Services.

        In the AGM held on May 14, 2014, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2015 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2015	2014
	(in thousands)
Audit fees	$8,689	$9,557
Audit related fees	112	430
Tax fees	219	400
Other fees	5,620	6,243

Total	$14,641	$16,630

        "Audit Fees" are the aggregate fees billed by KPMG for the audit of our German statutory and U.S. GAAP consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in Audit Fees. "Audit-Related Fees" are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. "Other fees" include amounts related to supply chain consulting fees. "Tax Fees" are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

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

        The general partner's Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog or that, fee level, and fee structure, approves the request accordingly. Services that are not included in the catalog exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

        During 2015, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 million.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

        We did not purchase any of our equity securities during the fiscal year covered by this report.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable

Item 16G.    Corporate Governance

Introduction

        ADSs representing our ordinary shares are listed on the New York Stock Exchange ("NYSE"). However, because we are a "foreign private issuer," as defined in the rules of the Securities and Exchange Commission ("SEC"), we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE's Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with "say-on-pay" and "say-on-when" advisory votes related to the compensation of certain executive officers, are implemented through the SEC's proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made. See Item 6B, "Directors, Senior Management and Employees – Compensation – Compensation of the Management Board." Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including recently adopted requirements for pay ratio disclosure and, if it is adopted as proposed, the requirement to disclose the relationship between executive compensation actually paid and a registrant's financial performance) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in the Form 20-F and generally limit our disclosure to the information we disclose under German law. In July 2015, the SEC issued its proposed compensation "clawback" rule which would direct U.S. national securities exchanges to establish listing standards that would require each listed issuer to develop and implement a policy providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated, and also require the disclosure of the policy. If adopted as proposed, such requirements would also apply to foreign private issues. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

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

The Legal Structure of FMC-AG & Co. KGaA

        A partnership limited by shares (Kommanditgesellschaft, or "KGaA") is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a stock corporation (Aktiengesellschaft, or "AG"), the share capital of a KGaA is held by its shareholders. A KGaA is also similar to a limited partnership because there are management and non-management partners, one or more general partner(s) on the one hand, and the KGaA shareholders on the other hand. Our sole general partner, Management AG, is a wholly-owned subsidiary of Fresenius SE.

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

Management and Oversight

        The management structure of FMC-AG & Co. KGaA is illustrated as follows:

General Partner

        Management AG, as our sole General Partner, conducts the business of FMC-AG & Co. KGaA and represents it in external relations. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €3.0 million. The General Partner receives annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. KGaA as well as reimbursement for all outlays in connection with conducting the business of the Company, including the remuneration of members of the general partner's Management Board and its supervisory board. See "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company" below and Item 7.B., "Major Shareholders and Related Party Transactions."

        The position of the general partners in a KGaA is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the KGaA's general meeting and (iii) the independence of general partners from the influence of the KGaA shareholders as a collective body (See "General Meeting", below). Because Fresenius SE is the sole shareholder of Management AG, Fresenius SE has the sole power to elect the supervisory board of Management AG which supervises, consults and appoints the members of the Management Board of Management AG, who act on behalf of the General Partner in the conduct of the company's business in accordance with the rules of procedure adopted by the General Partner's supervisory board.

        Fresenius SE's de facto control of the Company through ownership of the General Partner is conditioned upon its ownership of a substantial amount of the Company's share capital (see "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company", below).

Supervisory Board

        The supervisory board of a KGaA is similar in certain respects to the supervisory board of an AG. Like the supervisory board of an AG, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The members of the supervisory board are elected by the KGaA shareholders at the general meeting and – under certain conditions not applicable to FMC-AG & Co. KGaA – are required to include labor representatives. Supervisory board members may hold offices on both supervisory boards, the supervisory board of a KGaA and of its general partner. Five of the six current members of the FMC-AG & Co. KGaA supervisory board are also members of the supervisory board of Management AG. Shares in the KGaA held by the General Partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA's Supervisory Board members, though Fresenius SE retains influence on the composition of our Supervisory Board.

        The Supervisory Board of FMC-AG & Co. KGaA has less power and scope for influence than a supervisory board of an AG. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies. Nor may the Supervisory Board subject the management measures of the General Partner to its consent, or issue rules of procedure for the General Partner.

        German regulations have several rules applicable to supervisory board members which are designed to ensure that the supervisory board members as a group possess the knowledge, ability and expert experience to properly complete their tasks as well as to ensure a certain degree of independence of the board's members. In addition to prohibiting members of the management board from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

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

        Fresenius SE is subject to various bans on voting at general meetings due to its ownership of the shares of the General Partner. Fresenius SE is banned from voting on resolutions concerning the election to and removal from office of the FMC-AG & Co. KGaA Supervisory Board, ratification or discharge of the actions of the General Partner and members of the Supervisory Board, the appointment of special auditors, the assertion of claims for damages against members of the executive bodies, the waiver of claims for damages, and the selection of auditors of the annual financial statements. Although Fresenius SE is not entitled to vote its shares in the election of the Supervisory Board of FMC-AG & Co. KGaA, Fresenius SE retains a degree of influence on the composition of the Supervisory Board of FMC-AG & Co. KGaA due to the current overlapping membership on the FMC-AG & Co. KGaA Supervisory Board and the Management AG supervisory board (which is elected by Fresenius SE).

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

        Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the Supervisory Board of FMC-AG & Co. KGaA or as a member of the supervisory board of Management AG. The provisions of the pooling agreement relating to independent directors are in addition to the requirement of Rule 10A-3 under the Exchange Act that our audit committee be composed solely of independent directors as defined in that rule. We have identified the members of Management AG's supervisory board who are independent for purposes of our pooling agreements in Item 6.B., "Directors, Senior Management and Employees – The General Partner's Supervisory Board."

        Additionally, under the pooling arrangements, we, our affiliates, Management AG and Fresenius SE, as well as their affiliates, must comply with all provisions of German law regarding: any merger, consolidation, sale of all or substantially all assets, recapitalization, other business combination, liquidation or other similar action not in the ordinary course of our business, any issuance of shares of our voting capital stock representing more than 10% of our total voting capital stock outstanding, and any amendment to our articles of association which adversely affects any holder of ordinary shares.

        Lastly, we and Management AG and Fresenius SE have agreed that while the pooling arrangements are in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, Management AG or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 million for each individual transaction or contract, or a related series of transactions or contracts, though restrictions apply with regards to agreements included in previously approved business plans..

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

Amendment

        Fresenius SE and a majority of the independent directors may amend the pooling agreements, provided, that beneficial owners of 75% of the ordinary shares held by shareholders other than Fresenius SE and its affiliates at a general meeting of shareholders approve such amendment.

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

Comparison with U.S. and NYSE Governance Standards and Practices

        The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, our status as a foreign private issuer exempts us from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code. The most recent version of the German Corporate Governance Code is dated May 5, 2015. While the German Corporate Governance Code's governance rules applicable to German corporations are not legally binding, companies that do not comply with the German Corporate Governance Code's recommendations must disclose publicly how and for what reason their practices differ from those recommended by the German Corporate Governance Code. Under the German Corporate Governance Code a well justified deviation from a recommendation may be in the interest of good corporate governance. A convenience translation of our most recent annual "Declaration of Compliance" will be posted on our web site, www.freseniusmedicalcare.com on the Investor Relations page under "Corporate Governance/Declaration of Compliance" together with our declarations for prior years.

        Some of the German Corporate Governance Code's recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board should specify concrete objectives regarding its composition which, -inter alia- shall also take into account potential conflicts of interest and what the Supervisory Board considers as an adequate number of independent members. Similarly, if a substantial and not merely temporary conflict of interest arises during the term of a member of the supervisory board, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. The Company's Supervisory Board includes five members who also serve on the supervisory board of the General Partner, including three members who serve on our Audit and Governance Committee and are independent under SEC Rule 10A-3 and NYSE Rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively), and our pooling agreement requires that at least one-third (but not less than two) members of the General Partner's supervisory board be "independent" within the meaning of that pooling agreement. See Item 6A, "Directors, Senior Management and Employees – Directors and Senior Management – the General Partner's Supervisory Board" and "Description of the Pooling Arrangements" above. Any supervisory board must be composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks.

        Recommendations of the German Corporate Governance Code with which we do not currently comply are number 4.2.3 paragraph 2 sentence 6 and number 4.2.5 paragraph 3 pursuant to which the amount of compensation for Management Board members shall be capped, both overall and for variable compensation components and shall be presented for each individual member of the Management Board in the compensation report by using corresponding model tables. The service agreements with members of the Management Board do not provide for caps regarding specific amounts for all compensation components and accordingly not for caps regarding specific amounts for the overall compensation. The performance-oriented short-term compensation (the variable bonus) is capped. As regards stock options and phantom stock as compensation components with long-term incentives, the service agreements with members of the Management Board do provide for a possibility of limitation but not for caps regarding specific amounts. Introducing caps regarding specific amounts in relation to such stock-based compensation components would contradict the basic idea of the members of the Management Board participating appropriately in the economic risks and opportunities of the Company. Alternatively, we pursue a flexible concept considering each individual case. In situations of extraordinary developments in relation to the stock-based compensation which are not related to the performance of the Management Board, the stock-based compensation may be capped. Irrespective thereof, we continue to present the compensation system and the amounts paid to members of the Management Board in the compensation report in a comprehensive and transparent manner. The compensation report includes tables relating to the value of the benefits granted as well as to the allocation in the year under review which follow the structure and largely also the specifications of the model tables. Furthermore, we do not comply with number 4.2.3 paragraph 4 of the German Corporate Governance Code according to which, care shall be taken to ensure that payments made to a Management Board member on premature termination of his/her contract, including fringe benefits, do not exceed the value of two years' compensation (severance payment cap) and compensate no more than the remaining term of the employment contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and, if appropriate, also the expected total compensation for the current financial year. The employment contracts of the members of the Management Board do not contain severance payment arrangements for the case of premature termination of the contract and consequentially do not contain a limitation of any severance payment amount insofar. Uniform severance payment arrangements of this kind would contradict the concept practiced by us in accordance with the German Stock Corporation Act according to which employment contracts of the members of the Management Board are, in principle, concluded for the period of their appointment. They would also not allow for a well-balanced assessment in the individual case. Pursuant to Code number 5.1.2 paragraph 2 sentence 3 an age limit shall be specified for members of the Management Board. As in the past, we will refrain from determining an age limit for members of the Management Board in the future. Complying with this recommendation would unduly limit the selection of qualified candidates. Finally, pursuant to Code number 5.4.1 paragraph 2 and paragraph 3, the Supervisory Board shall specify concrete objectives regarding its composition and, when making recommendations to the competent election bodies, take these objectives into account. The objectives specified by the Supervisory Board and the status of the implementation shall be published in the Corporate Governance Report. These recommendations are not met. The composition of the Supervisory Board needs to be aligned to the enterprise's interest and has to ensure the effective supervision and consultation of the Management Board. Hence, it is a matter of principle and of prime importance that each member is suitably qualified. When discussing its recommendations to the competent election bodies, the Supervisory Board will take into account the international activities of the enterprise, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2, and diversity. In the enterprise's interest not to limit the selection of qualified candidates in a general way, the Supervisory Board, however, confines itself to pursue self-defined targets for the representation of female Supervisory Board members and particularly refrains from an age limit and from a duration limit on the term of membership.

        In 2015, a new law on the equal participation of women and men in executive positions in private companies and public service was passed in Germany. Pursuant to this law, the Supervisory Board of Fresenius Medical Care AG & Co. KGaA is required to define targets for the representation of female Supervisory Board members for its own composition as well as an adequate implementation period to achieve these targets. The Supervisory Board of Fresenius Medical Care AG & Co. KGaA has resolved to set the target for the representation of female Supervisory Board members in the Supervisory Board at two until June 30, 2017. The legislation does not require that companies in our legal form define targets for the Management Board.

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

        In contrast to U.S. practice, with one exception, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The German Stock Corporation Act provides that the supervisory board may establish, and the German Corporate Governance Code recommends that a supervisory board establish, an audit committee to handle the formal engagement of the company's independent auditors once they have been approved by the general meeting of shareholders. Under the German Corporate Governance Code, the audit committee would also handle inter alia the monitoring of the accounting process, the effectiveness of the internal control system, the audit of the annual financial statements, here, in particular, the independence of the auditor, the services rendered additionally by the auditor, the issuing of the audit mandate to the auditor, the determination of auditing focal points and the fee arrangement, and – unless another committee is entrusted therewith – compliance. Under the Stock Corporation Act, an audit committee should supervise the effectiveness of the internal control system, the risk management system and the internal audit function. Our Audit and Corporate Governance Committee within the Supervisory Board functions in each of these areas and is also conducting, with the assistance of independent counsel, an investigation into allegations of conduct in countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws. See "Item 15B. Management's annual report on internal control over financial reporting" and Note 19 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures," included in this report. Our Audit and Corporate Governance Committee also serves as our audit committee as required by Rule 10A-3 under the Exchange Act and the NYSE rules. As sole shareholder of our General Partner, Fresenius SE elects the supervisory board of our general partner (subject to the requirements of our pooling agreement discussed above).

        In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Under the NYSE compensation committee rule, as amended to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors, with independence to be determined considering all relevant factors. Under the NYSE rules, foreign private issuers such as

FMC-AG & Co. KGaA continue to be exempt from all requirements to maintain an independent compensation committee. At the present time, we do not maintain a compensation committee. These functions are carried out by our General Partner's supervisory board, as a whole assisted, with respect to compensation matters, by its Human Resources Committee. See Item 6.B,"Directors, Senior Management and Employees – Compensation – Compensation of the Management Board" and "Directors – Senior Management and Employees – Board Committees." We have also established a nomination committee and we have established a joint committee (the "Joint Committee") (gemeinsamer Ausschuss) together with Management AG of FMC-AG & Co. KGaA consisting of two members of each supervisory board to advise and decide on certain extraordinary management measures.

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
2.31
Amendment No. 1 dated November 25, 2014 to Credit Agreement (incorporated by reference to Exhibit 2.31 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).
2.33
Seventh Amended and Restated Transfer and Administration Agreement dated as of November 24, 2014 by and among NMC Funding Corporation, as Transferor, National Medical Care, Inc., as initial collection agent, Liberty Street Funding LLC, and other conduit investors party thereto, the financial institutions party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Barclays Bank PLC, Credit Agricole Corporate and Investment Bank, New York, PNC Bank, National Association, Royal Bank of Canada, as administrative agents, and The Bank of Nova Scotia, as an administrative agent and as agent (incorporated by reference to Exhibit 2.33 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).

2.34	Second Amended and Restated Receivables Purchase Agreement dated January 17, 2013 between National Medical Care, Inc. and NMC Funding Corporation (incorporated by reference to Exhibit 2.39 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
2.35
Amendment No. 1 dated November 24, 2014 to Second Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 2.35 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).
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
4.31
Loan Note dated June 30, 2014, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA as lenders (incorporated by reference to Exhibit 4.27 to the Registrant's Report on Form 6-K for the month of July 2014, furnished July 31, 2014).(1)
4.32
Stock Purchase and Contribution Agreement dated as of June 13, 2014 by and among Sound Inpatient Physicians, Inc., of Sound Inpatient Holdings, LLC, Sound Inpatient Physicians Holdings, LLC and the Registrant (incorporated by reference to Exhibit 4.28 to the Registrant's Report on Form 6-K for the month of July 2014, furnished July 31, 2014).(1)(2)
4.33
Amended and Restated Loan Note dated June 18, 2015, among the Registrant and certain of its subsidiaries as borrowers and Fresenius SE & Co. KGaA as lenders (incorporated by reference to Exhibit 4.33 to the Registrant's Report on Form 6-K for the month of July 2015, furnished July 30, 2015).
8.1	List of Significant Subsidiaries. Our significant subsidiaries are identified in "Item 4.C. Information on the Company – Organizational Structure."
11.1
Code of Business Conduct. A copy of the Registrant's Code of Business Conduct is available on the Registrant's web site at: http://www.freseniusmedicalcare.com/fileadmin/data/de/pdf/About_us/Compliance/Code_of_Ethics_en.pdf
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
14.1	Consent of KPMG, independent registered public accounting firm (filed herewith).

101	The following financial statements as of and for the twelve-month period ended December 31, 2015 from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements (filed herewith).

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

DATE: February 24, 2016

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

        As of December 31, 2015, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2015.

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

        The Company's internal control over financial reporting as of December 31, 2015 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 24, 2016	FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
	By:	/s/ RICE POWELL

	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
	By:	/s/ MICHAEL BROSNAN

	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2015. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fresenius Medical Care's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2016 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Frankfurt am Main, Germany

February 24, 2016

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the internal control over financial reporting of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care's management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated February 24, 2016 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 24, 2016

/s/ KPMG AG

Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2015	2014	2013
Net revenue:
Health Care	$13,801,298	$12,552,646	$11,414,734
Less: Patient service bad debt provision	409,583	302,647	284,648
Net Health Care	13,391,715	12,249,999	11,130,086
Dialysis Products	3,345,867	3,581,614	3,479,641

	16,737,582	15,831,613	14,609,727
Costs of revenue:
Health Care	9,861,253	9,131,005	8,266,635
Dialysis Products	1,545,166	1,704,762	1,604,695

	11,406,419	10,835,767	9,871,330
Gross profit	5,331,163	4,995,846	4,738,397
Operating (income) expenses:
Selling, general and administrative	2,895,581	2,644,037	2,382,501
Research and development	140,302	122,114	125,805
Income from equity method investees	(31,452)	(24,838)	(26,105)

Operating income	2,326,732	2,254,533	2,256,196
Other (income) expense:
Interest income	(116,575)	(84,240)	(38,942)
Interest expense	508,035	495,367	447,503

Income before income taxes	1,935,272	1,843,406	1,847,635
Income tax expense	622,123	583,598	592,012

Net income	1,313,149	1,259,808	1,255,623
Less: Net income attributable to noncontrolling interests	283,704	214,542	145,733

Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,029,445	$1,045,266	$1,109,890

Basic earnings per share	$3.38	$3.46	$3.65

Fully diluted earnings per share	$3.38	$3.45	$3.65

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
For the years ended December 31,
(in thousands, except share data)

	2015	2014	2013
Net Income	$1,313,149	$1,259,808	$1,255,623

Gain (loss) related to cash flow hedges	60,131	25,547	22,532
Actuarial gains (losses) on defined benefit pension plans	83,927	(215,161)	64,989
Gain (loss) related to foreign currency translation	(353,504)	(421,789)	(114,439)
Income tax (expense) benefit related to components of other comprehensive income	(44,067)	68,161	(33,600)

Other comprehensive income (loss), net of tax	(253,513)	(543,242)	(60,518)

Total comprehensive income	$1,059,636	$716,566	$1,195,105
Comprehensive income attributable to noncontrolling interests	278,743	208,456	143,689

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$780,893	$508,110	$1,051,416

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2015	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$549,500	$633,855
Trade accounts receivable less allowance for doubtful accounts of $465,790 in 2015 and $418,508 in 2014	3,285,196	3,203,655
Accounts receivable from related parties	218,285	193,225
Inventories	1,340,751	1,115,554
Prepaid expenses and other current assets	1,374,715	1,326,569
Deferred taxes	216,127	245,354

Total current assets	6,984,574	6,718,212
Property, plant and equipment, net	3,425,574	3,290,180
Intangible assets	830,489	869,411
Goodwill	13,032,750	13,082,180
Deferred taxes	140,938	141,052
Investment in equity method investees	644,709	676,822
Other assets and notes receivables	474,452	603,124

Total assets	$25,533,486	$25,380,981

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$627,828	$573,184
Accounts payable to related parties	153,023	140,731
Accrued expenses and other current liabilities	2,503,137	2,197,245
Short-term debt	109,252	132,693
Short-term debt from related parties	19,052	5,357
Current portion of long-term debt and capital lease obligations	664,335	313,607
Income tax payable	72,819	79,687
Deferred taxes	36,399	34,787

Total current liabilities	4,185,845	3,477,291
Long-term debt and capital lease obligations, less current portion	7,853,487	9,014,157
Other liabilities	465,625	411,976
Pension liabilities	585,328	642,318
Income tax payable	162,500	177,601
Deferred taxes	756,333	804,609

Total liabilities	14,009,118	14,527,952
Noncontrolling interests subject to put provisions and other temporary equity	1,028,368	824,658
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 392,462,972 shares authorized, 312,863,071 issued and 305,314,120 outstanding	387,162	385,215
Treasury stock, at cost	(505,014)	(505,014)
Additional paid-in capital	3,470,308	3,546,075
Retained earnings	7,870,981	7,104,780
Accumulated other comprehensive (loss) income	(1,336,295)	(1,087,743)

Total FMC-AG & Co. KGaA shareholders' equity	9,887,142	9,443,313
Noncontrolling interests not subject to put provisions	608,858	585,058
Total equity	10,496,000	10,028,371

Total liabilities and equity	$25,533,486	$25,380,981

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2015	2014	2013
Operating Activities:
Net income	$1,313,149	$1,259,808	$1,255,623
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	717,322	699,328	648,225
Change in deferred taxes, net	(45,452)	113,790	15,913
(Gain) loss on sale of fixed assets and investments	(2,318)	2,654	(32,984)
Compensation expense related to stock options	12,323	8,507	13,593
Cash inflow (outflow) from hedging	—	—	(4,073)
Investments in equity method investees, net	(17,776)	23,123	2,335
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(330,960)	(157,411)	(41,280)
Inventories	(301,009)	(85,758)	(54,918)
Prepaid expenses, other current and non-current assets	47,997	(24,179)	67,875
Accounts receivable from related parties	(300)	(118,800)	(10,968)
Accounts payable to related parties	27,208	113,822	(3,743)
Accounts payable, accrued expenses and other current and non-current liabilities	548,955	121,424	215,264
Income tax payable	(9,092)	(94,916)	(36,057)

Net cash provided by (used in) operating activities	1,960,047	1,861,392	2,034,805

Investing Activities:
Purchases of property, plant and equipment	(952,943)	(931,627)	(747,938)
Proceeds from sale of property, plant and equipment	17,408	11,673	19,847
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(316,810)	(1,779,058)	(495,725)
Proceeds from divestitures	251,660	8,257	18,276

Net cash provided by (used in) investing activities	(1,000,685)	(2,690,755)	(1,205,540)

Financing Activities:
Proceeds from short-term debt	287,526	197,481	381,603
Repayments of short-term debt	(313,872)	(171,889)	(397,682)
Proceeds from short-term debt from related parties	58,804	303,695	18,593
Repayments of short-term debt from related parties	(44,270)	(358,638)	(18,228)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $58,967 in 2014)	6,035	2,910,611	441,278
Repayments of long-term debt and capital lease obligations	(324,855)	(1,647,978)	(617,499)
Increase (decrease) of accounts receivable securitization program	(290,750)	(9,500)	189,250
Proceeds from exercise of stock options	94,166	107,047	111,300
Proceeds from conversion of preference shares into ordinary shares	—	—	34,784
Purchase of treasury stock	—	—	(505,014)
Dividends paid	(263,244)	(317,903)	(296,134)
Distributions to noncontrolling interests	(284,474)	(250,271)	(216,758)
Contributions from noncontrolling interests	67,395	42,356	66,467

Net cash provided by (used in) financing activities	(1,007,539)	805,011	(808,040)

Effect of exchange rate changes on cash and cash equivalents	(36,178)	(24,570)	(26,488)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(84,355)	(48,922)	(5,263)
Cash and cash equivalents at beginning of period	633,855	682,777	688,040

Cash and cash equivalents at end of period	$549,500	$633,855	$682,777

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders' Equity
For the years ended December 31, 2015, 2014 and 2013,
(in thousands, except share data)

	Preference Shares		Ordinary Shares		Treasury Stock					Total FMC-AG & Co. KGaA shareholders' equity
									Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2012	3,973,333	$4,462	302,739,758	$374,915	—	$—	$3,491,581	$5,563,661	$(492,113)	$8,942,506	$264,754	$9,207,260
Proceeds from exercise of options and related tax effects	2,200	3	2,280,439	3,031	—	—	102,520	—	—	105,554	—	105,554
Proceeds from conversion of preference shares into ordinary shares	(3,975,533)	(4,465)	3,975,533	4,465	—	—	34,784	—	—	34,784	—	34,784
Compensation expense related to stock options	—	—	—	—	—	—	13,593	—	—	13,593	—	13,593
Purchase of treasury stock	—	—	—	—	(7,548,951)	(505,014)	—	—	—	(505,014)	—	(505,014)
Dividends paid	—	—	—	—	—	—	—	(296,134)	—	(296,134)	—	(296,134)
Purchase/ sale of noncontrolling interests	—	—	—	—	—	—	(3,566)	—	—	(3,566)	(21,074)	(24,640)
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(32,275)	(32,275)
Expiration of put provisions and other reclassifications	—	—	—	—	—	—	—	—	—	—	9,467	9,467
Changes in fair value of noncontrolling interests subject to put provisions							(108,575)	—	—	(108,575)	—	(108,575)
Net income	—	—	—	—	—	—	—	1,109,890	—	1,109,890	32,577	1,142,467
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(58,474)	(58,474)	(2,993)	(61,467)

Comprehensive income	—	—	—	—	—	—	—	—	—	1,051,416	29,584	1,081,000

Balance at December 31, 2013	—	$—	308,995,730	$382,411	(7,548,951)	$(505,014)	$3,530,337	$6,377,417	$(550,587)	$9,234,564	$250,456	$9,485,020

Proceeds from exercise of options and related tax effects	—	—	2,108,521	2,804	—	—	99,182	—	—	101,986	—	101,986
Compensation expense related to stock options	—	—	—	—	—	—	8,507	—	—	8,507	—	8,507
Dividends paid	—	—	—	—	—	—	—	(317,903)	—	(317,903)	—	(317,903)
Purchase/ sale of noncontrolling interests	—	—	—	—	—	—	(2,184)	—	—	(2,184)	322,570	320,386
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(71,054)	(71,054)
Expiration of put provisions and other reclassifications	—	—	—	—	—	—	—	—	—	—	4,650	4,650
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	—	—	(89,767)	—	—	(89,767)	—	(89,767)
Net income	—	—	—	—	—	—	—	1,045,266	—	1,045,266	80,949	1,126,215
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(537,156)	(537,156)	(2,513)	(539,669)

Comprehensive income	—	—	—	—	—	—	—	—	—	508,110	78,436	586,546

Balance at December 31, 2014	—	$—	311,104,251	$385,215	(7,548,951)	$(505,014)	$3,546,075	$7,104,780	$(1,087,743)	$9,443,313	$585,058	$10,028,371

Proceeds from exercise of options and related tax effects	—	—	1,758,820	1,947	—	—	87,065	—	—	89,012	—	89,012
Compensation expense related to stock options	—	—	—	—	—	—	12,323	—	—	12,323	—	12,323
Vested subsidiary stock incentive plans	—	—	—	—	—	—	(4,613)	—	—	(4,613)	—	(4,613)
Dividends paid	—	—	—	—	—	—	—	(263,244)	—	(263,244)	—	(263,244)
Purchase/ sale of noncontrolling interests	—	—	—	—	—	—	7,461	—	—	7,461	7,169	14,630
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	(100,852)	(100,852)
Expiration of put provisions and other reclassifications	—	—	—	—	—	—	—	—	—	—	(5,206)	(5,206)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	—	—	(178,003)	—	—	(178,003)	—	(178,003)
Net income	—	—	—	—	—	—	—	1,029,445	—	1,029,445	124,577	1,154,022
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(248,552)	(248,552)	(1,888)	(250,440)

Comprehensive income	—	—	—	—	—	—	—	—	—	780,893	122,689	903,582

Balance at December 31, 2015	—	$—	312,863,071	$387,162	(7,548,951)	$(505,014)	$3,470,308	$7,870,981	$(1,336,295)	$9,887,142	$608,858	$10,496,000

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

1.     The Company and Basis of Presentation

The Company

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company provides dialysis products for the treatment of ESRD, including products manufactured and distributed by the Company such as hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products in addition to sales of dialysis products to other dialysis service providers. The Company describes its other health care services as "Care Coordination." Care Coordination services include the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services and urgent care services, which, together with dialysis care services represent the Company's health care services.

        In these Notes, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. The term "North America Segment" refers to the North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of our operating segments, see Note 23 "Segment and Corporate Information".

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

        The Company has entered into various arrangements with certain legal entities whereby the entities' investors own disproportionate equity ownership interests in relation to the risks and rewards they retain for these arrangements or the entities are unable to provide their own funding for their operations. In these arrangements, the entities are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated. During 2015, the Company has consolidated

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

three new VIEs in the North America Segment as a result of new arrangements with legal entities whereby the entities' investors own disproportionate equity ownership interests in relation to the risks and rewards they retain for these arrangements while two entities have ceased to be VIEs due to either an increase in the Company's shareholdings to 100% or a dissolution of a previously consolidated entity. In the Latin America Segment, 18 entities have ceased to be VIEs due to a change in legislation allowing the company to increase its shareholdings to 100%. The Company has provided some or all of the following services to VIEs: management, financing or product supply. Consolidated VIEs generated approximately $761,675, $533,652 and $203,333 in revenue in 2015, 2014, and 2013, respectively. At December 31, 2015 and 2014 the Company provided funding to VIEs through loans and accounts receivable of $277,119 and $298,875, respectively. The table below shows the carrying amounts of the assets and liabilities of VIEs at December 31, 2015 and 2014:

	2015	2014
Trade accounts receivable, net	$278,365	$195,369
Other current assets	73,206	232,487
Property, plant and equipment, intangible assets & other non-current assets	37,637	59,351
Goodwill	25,760	37,934
Accounts payable, accrued expenses and other liabilities	369,635	485,006
Non-current loans from related parties	28,986	28,985
Equity	16,347	11,150

b)    Cash and Cash Equivalents

        Cash and cash equivalents comprise cash funds and all short-term, liquid investments with original maturities of up to three months.

c)    Inventories

        Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or net realizable value (see Note 3). Costs included in inventories are based on invoiced costs and/or production costs or the marked to market valuation, as applicable. Included in production costs are material, direct labor and production overhead, including depreciation charges.

d)    Property, Plant and Equipment

        Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 5). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 4 to 40 years for buildings and improvements with a weighted average life of 13 years and 3 to 19 years for machinery and equipment with a weighted average life of 11 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2015, 2014, and 2013 was $6,082, $4,285 and $4,223, respectively.

e)    Intangible Assets and Goodwill

        Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, customer relationships and lease agreements are recognized and reported apart from goodwill (see Note 6).

        Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful life which on average is 6 years. Technology is amortized over its useful life of 15 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful life which on average is 10 years. Customer relationships are amortized over their useful life of 11 years. All other intangible assets are amortized over their weighted average useful lives of 7 years. The weighted average useful life of all amortizable intangible assets is 9 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

        To perform the annual impairment test of goodwill, the Company identified its reporting units and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The reporting units are the North America Segment, EMEA Segment, Asia-Pacific Segment and the Latin America Segment. For the purpose of goodwill impairment testing, all corporate assets are allocated to the reporting units.

        In a first step, the Company compares the fair value of a reporting unit to its carrying amount. Fair value is determined using estimated future cash flows for the unit discounted by an after-tax weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company's business which, results from the non-discretionary nature of the health care services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The reporting units' respective expected growth rates for the period beyond ten years are: North America Segment 1%, EMEA Segment 0%, Asia-Pacific Segment 4% and Latin America Segment 4%. The discount factor is determined by the WACC of the respective reporting unit. The Company's WACC consisted of a basic rate of 6.15% for 2015. The basic rate is then adjusted by a country-specific risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions, until they are appropriately integrated, within each reporting unit. In 2015, WACCs for the reporting units ranged from 6.13% to 19.41%.

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
(in thousands, except share and per share data)

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

h)    Revenue Recognition and Allowance for Doubtful Accounts

Revenue Recognition

        Health Care revenues, other than the hospitalist revenues discussed below, are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company's standard rates or at rates determined under reimbursement arrangements. In the U.S., these arrangements are generally with third party payors, such as Medicare, Medicaid or commercial insurers. Outside the U.S., the reimbursement is usually made through national or local government programs with reimbursement rates established by statute or regulation.

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

        In the U.S., hospitalist revenues are reported at the estimated net realizable amount from third-party payors, client hospitals, and others at the time services are provided. Third-party payors include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, and commercial insurance companies. Inpatient acute care services rendered to Medicare and Medicaid program beneficiaries are paid according to a fee-for-service schedule. These rates vary according to a patient classification system that is based on clinical, diagnostic and other factors. Inpatient acute services generated through payment arrangements with managed care health plans and commercial insurance companies are recorded on an accrual basis in the period in which services are provided at established rates. Contractual adjustments and bad debts are recorded as deductions from gross revenue to determine net revenue. In addition to the net patient service revenue described below, the company receives subsidies from hospitals to provide hospitalist services.

        For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, Health Care Entities must record the difference between the receivable recorded and the amount estimated to be collectible as a provision with the expense presented as a reduction of Health Care revenue. The provision includes such items as amounts due from patients without adequate insurance coverage and patient co-payment and deductible amounts due from patients with health care coverage. The Company determines the provision primarily on past collection history and reports it as "Patient service bad debt provision" on the Consolidated Statements of Income.

        A minor portion of product revenues outside the North America Segment is generated from arrangements which give the customer, typically a healthcare provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. If the right to use the machine is conveyed through an operating lease, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables with revenue for the use of dialysis machines recognized over the term of the lease contract. If the lease of the machines is a sales type lease, ownership of the dialysis machine is

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for sales type leases.

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

        The allowance for doubtful accounts in the EMEA Segment, the Asia-Pacific Segment, the Latin America Segment and the dialysis products business in the North America Segment is an estimate comprised of customer specific evaluations regarding their payment history, current financial stability, and applicable country specific risks for receivables that are overdue more than one year. The changes in the allowance for these receivables are recorded in Selling, general and administrative as an expense.

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

        The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax credits and tax loss carryforwards which are more likely than not to be utilized. Deferred tax assets and liabilities are measured using the respective countries enacted tax rates to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. In addition, the recognition of deferred tax assets considers the budget planning of the Company and implemented tax strategies. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 17).

        It is the Company's policy that assets for uncertain tax positions are recognized to the extent it is more likely than not the tax will be recovered. It is also the Company's policy to recognize interest and penalties related to its income tax positions as income tax expense.

k)    Impairment

        The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

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

l)    Debt Issuance Costs

        Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see Note 10).

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

        Approximately 32%, 31% and 32% of the Company's worldwide revenues were earned and subject to regulations under Medicare and Medicaid, governmental healthcare programs administered by the United States government in 2015, 2014, and 2013, respectively.

        No single debtor other than U.S. Medicare and Medicaid accounted for more than 5% of total trade accounts receivable in any of these years. Trade accounts receivable outside the North America Segment are, for a large part, due from government or government-sponsored organizations that are established in the various countries within which we operate. Amounts pending approval from third party payors represent less than 3% at December 31, 2015.

        See Note 3 for discussion of suppliers with long-term purchase commitments.

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
(in thousands, except share and per share data)

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

s)    Stock Option Plans and other Stock Based Compensation Plans

        The grant date fair value of stock options and convertible equity instruments that are settled by delivering equity-instruments granted to members of the Management Board of the Fresenius Medical Care Management AG and executive employees of the group entities by FMC-AG & Co. KGaA is measured using the binominal option pricing model and recognized as expense over the vesting period of the stock option plans.

        The balance sheet date fair value of cash-settled phantom stocks granted to members of the Management Board of Fresenius Medical Care Management AG and executive employees of the Company is calculated using the binominal option pricing model. The corresponding liability based on the balance sheet date fair value is accrued over the vesting period of the phantom stock plans.

        Two of the Company's subsidiaries are authorized to issue Incentive Units (see Note 16). The balance sheet date fair value of the awards under the subsidiary stock incentive plans, whereby Incentive Units are issued by certain of the Company's subsidiaries, is calculated using the Monte Carlo pricing model. The corresponding liability is accrued over the vesting period of the Incentive Units.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

t)    Recent Pronouncements

Recently Implemented Accounting Pronouncements

        On April 7, 2015, FASB issued Accounting Standards Update 2015-03 ("ASU 2015-03"), Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that liability, consistent with debt discounts. This update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. Earlier adoption is permitted. We adopted this ASU as of December 31, 2015. In accordance with ASU 2015-03, we have adjusted Prepaid expenses and other current assets, Other assets and notes receivables and Long-term debt and capital lease obligations in the amount of $6,498, $59,622 and $66,120, respectively, as of December 31, 2014.

Recent Accounting Pronouncements Not Yet Adopted

        On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, Topic 606. Simultaneously, the IASB published its equivalent revenue standard, "IFRS 15," Revenue from Contracts with Customers. The standards are the result of a convergence project between FASB and the IASB. This update specifies how and when companies reporting under U.S. GAAP will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. ASU 2014-09 supersedes some guidance included in topic 605, Revenue Recognition, some guidance within the scope of Topic 360, Property, Plant, and Equipment, and some guidance within the scope of Topic 350, Intangibles – Goodwill and Other. This ASU applies to nearly all contracts with customers, unless those contracts are within the scope of other standards (for example, lease contracts or insurance contracts). With the issuance of Accounting Standards Update 2015-14 ("ASU 2015-14"), Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date on August 12, 2015, the effective date of ASU 2014-09 for public business entities, among others, was deferred from fiscal years and interim periods within those years beginning on or after December 15, 2016 to fiscal years and interim periods within those years beginning on or after December 15, 2017. Earlier adoption is not permitted. We are currently evaluating the impact of ASU 2014-09, in conjunction with ASU 2015-14, on our Consolidated Financial Statements.

        On February 18, 2015, FASB issued Accounting Standards Update 2015-02 ("ASU 2015-02"), Consolidation (Topic 810): Amendments to the Consolidation Analysis, which focuses on clarifying guidance related to the evaluation of various types of legal entities such as limited partnerships, limited liability corporations and certain security transactions for consolidation. The update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. We are currently evaluating the impact of ASU 2015-02 on our Consolidated Financial Statements.

        On September 25, 2015, FASB issued Accounting Standards Update 2015-16 ("ASU 2015-16"), Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The update also requires that the acquirer separately discloses the portion of the amount recorded in current period earnings that would have been recorded in previous periods as a result of an adjustment to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2015. We are currently evaluating the impact of ASU 2015-16 on our Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        On November 20, 2015, FASB issued Accounting Standards Update 2015-17 ("ASU 2015-17") Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which focuses on reducing the complexity of classifying deferred taxes on the balance sheet. ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet and requires the classification of all deferred tax assets and liabilities as noncurrent. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2016. As earlier adoption is permitted, we will adopt ASU 2015-17 beginning in the fiscal year 2016.

        On January 5, 2016, FASB issued Accounting Standards Update 2016-01 ("ASU 2016-01") Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 focuses on improving the recognition and measurement of financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 affects the accounting treatment and disclosures related to financial instruments and equity instruments. The update is effective for fiscal years and interim periods within those years beginning on or after December 15, 2017. Earlier adoption is generally not permitted. We are currently evaluating the impact of ASU 2016-01 on our Consolidated Financial Statements.

2.     Related Party Transactions

        The Company's parent, Fresenius SE & Co. KGaA ("Fresenius SE"), a German partnership limited by shares, owns 100% of the share capital of Fresenius Medical Care Management AG, the Company's general partner ("General Partner"). Fresenius SE is also the Company's largest shareholder and owns approximately 30.91% of the Company's outstanding shares at December 31, 2015. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service Agreements, Lease Agreements and Products

        The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. Under these agreements, the Company also performs clinical studies and marketing and distribution services for certain of its equity method investees. These related party agreements generally have a duration of 1-5 years and are renegotiated on an as needed basis when the agreement comes due.

        The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire in 2016 and the Company intends to extend these leases. As of December 31, 2015 and 2014, future minimum rental payments under these non-cancelable operating leases with Fresenius SE were $24,224 and $21,761 as well as $16,215 and $33,402 with other Fresenius SE affiliates, respectively. These minimum rental payments are included within the amounts disclosed in Note 18.

        In addition to the above mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. ("FMCH") purchases heparin supplied by Fresenius Kabi USA, Inc. ("Kabi USA"), through an independent group purchasing organization

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

("GPO"). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm's length on behalf of all members of the GPO.

        The Company entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. The Company agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing business was sold to Kabi USA for $9,327 for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

        In December 2010, the Company formed a renal pharmaceutical company with Galenica Ltd., named Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"), an equity method investee of which the Company owns 45%. Further, in 2015 the Company entered into an exclusive supply agreement to purchase Erythropoietin stimulating agents, "ESAs."

        Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
	For the year ended December 31, 2015		For the year ended December 31, 2014		For the year ended December 31, 2013		December 31, 2015		December 31, 2014
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements
Fresenius SE	254	20,262	380	21,788	807	21,059	422	3,185	106	3,134
Fresenius SE affiliates	8,135	74,258	7,956	68,236	6,743	82,518	2,104	4,079	1,396	2,462
Equity method investees	23,369	—	17,911	—	21,647	—	10,180	—	4,265	—

Total	$31,758	$94,520	$26,247	$90,024	$29,197	$103,577	$12,706	$7,264	$5,767	$5,596

Lease Agreements
Fresenius SE	—	9,621	—	10,554	—	9,865	—	—	—	—
Fresenius SE affiliates	—	14,660	—	17,389	—	17,111	—	—	—	—

Total	$—	$24,281	$—	$27,943	$—	$26,976	$—	$—	$—	$—

Products
Fresenius SE	5	—	1	—	17	—	—	—	—	—
Fresenius SE affiliates	25,920	37,166	63,917	44,754	30,045	51,901	8,774	3,768	18,352	4,132
Equity method investees	—	$275,340	$—	$27,584	$—	$—	$—	$8,253	$—	$270

Total	$25,925	$312,506	$63,918	$72,338	$30,062	$51,901	$8,774	$12,021	$18,352	$4,402

b)    Financing

        The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2015 and December 31, 2014, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $131,252 and $146,144, respectively. As of December 31, 2015 and December 31, 2014, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of $115,932 and $103,386, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

        On August 19, 2009, the Company borrowed €1,500 ($1,633 at December 31, 2015 and $1,821 at December 31, 2014) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2016 with an interest rate of 1.334%. On November 28, 2013, the Company borrowed an additional €1,500 ($1,633 at December 31, 2015 and $1,821

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

at December 31, 2014) with an interest rate of 1.875% from the General Partner. This loan is due on November 25, 2016 with an interest rate of 1.223%.

        On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500 at an interest rate of 2.5366%. This loan was repaid in full on June 12, 2015.

        On various dates starting July 22, 2015, the Company provided unsecured term loans to one of its equity method investees, of which CHF 64,756 ($65,067) were drawn as of December 31, 2015. Each loan has an interest rate of 1.8% matures on July 22, 2016, contains automatic one-year renewals and requires a six-month termination notice. The loans were entered into in order to fund the sale of European marketing rights for certain renal pharmaceuticals to the same equity method investee as well as to finance the investee's payments for license and distribution agreements. The sale of these marketing rights resulted in a gain of approximately $11,137, after tax.

        At December 31, 2015 and December 31, 2014, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300 and €8,300 ($9,036 at December 31, 2015 and $10,077 at December 31, 2014), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually. For further information on these Senior Notes, see Note 10. "Long-Term Debt and Capital Lease Obligations – Senior Notes".

        At December 31, 2015 and December 31, 2014, the Company borrowed from Fresenius SE €14,500 and €1,400 ($15,786 at December 31, 2015 and $1,700 at December 31, 2014) on an unsecured basis at an interest rate of 0.970% and 1.188%, respectively. For further information on this loan agreement, see Note 9. "Short-Term Debt and Short-Term Debt from Related Parties – Short-Term Debt from Related Parties."

c)    Key Management Personnel

        Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

        The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the General Partner's management board. The aggregate amount reimbursed to the General Partner was $16,940, $25,511 and $16,327, respectively, for its management services during 2015, 2014 and 2013 and included an annual fee of $133, $159 and $159, respectively, as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner's share capital (€3,000 as of December 31, 2015). As of December 31, 2015 and December 31, 2014, the Company had accounts receivable from the General Partner in the amount of $486 and $462, respectively. As of December 31, 2015 and December 31, 2014, the Company had accounts payable to the General Partner in the amount of $17,806 and $27,347, respectively.

        The Chairman of the Company's Supervisory Board is also the Chairman of the Supervisory Board of Fresenius SE and of the general partner of Fresenius SE. He is also a member of the Supervisory Board of the Company's General Partner.

        The Vice Chairman of the Company's Supervisory Board is a member of the Supervisory Board of the general partner of Fresenius SE and Vice Chairman of the Supervisory Board of the Company's General Partner. He is also Chairman of the Advisory Board of a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He is also a partner in a law firm which provided services to the Company and certain of its subsidiaries. The Company incurred expenses in the amount of $958, $1,957, and $1,268 for these services during 2015, 2014 and 2013, respectively. Five of the six members of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Company's Supervisory Board, including the Chairman and Vice Chairman, are also members of the Supervisory Board of the Company's General Partner.

        The Chairman of the Supervisory Board of the Company's general partner is also the Chairman of the Management Board of the general partner of Fresenius SE, and the Chairman and Chief Executive Officer of the Management Board of the Company's general partner is a member of the Management Board of the general partner of Fresenius SE.

3.     Inventories

        At December 31, 2015 and December 31, 2014, inventories consisted of the following:

	2015	2014
Finished goods	$670,291	$677,110
Health care supplies	395,342	170,614
Raw materials and purchased components	206,525	197,920
Work in process	68,593	69,910

Inventories	$1,340,751	$1,115,554

        Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $484,007 of materials, of which $198,888 is committed at December 31, 2015 for 2016. The terms of these agreements run 1 to 6 years.

4.     Prepaid Expenses and Other Current Assets

        At December 31, 2015 and 2014, prepaid expenses and other current assets consisted of the following:

	2015	2014
Available for sale financial assets(1)	$271,952	$168,062
Insurance recoveries	220,000	—
Income taxes receivable	131,396	238,317
Cost report receivable from Medicare and Medicaid	109,311	137,543
Other taxes receivable	69,684	80,163
Other deferred charges	63,210	58,315
Leases receivable	53,117	55,503
Prepaid rent	51,651	53,015
Receivables for supplier rebates	48,625	85,548
Payments on account	37,016	30,680
Derivatives	27,021	28,241
Prepaid insurance	21,848	21,290
Amounts due from managed locations	20,468	34,054
Deposit / Guarantee / Security	15,276	19,447
Other	234,140	316,391

Total prepaid expenses and other current assets	$1,374,715	$1,326,569

(1)
The impact on the Consolidated Statements of Income and the Consolidated Statements of Shareholders' Equity is not material.

        The item "Insurance recoveries" includes the recognized amount in relation to the NaturaLyte® and GranuFlo® agreement in principle, which partially offsets the accrued settlement amount recorded in Accrued Expenses and Other Current Liabilities (see Note 8). For further information, see Note 19 "Commitments and Contingencies – Commercial Litigation".

        The item "Other" in the table above primarily includes loans to customers, receivables from employees and notes receivables.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

5.     Property, Plant and Equipment

        At December 31, 2015 and 2014, property, plant and equipment consisted of the following:

	2015	2014
Land	$65,076	$65,081
Buildings and improvements	2,758,018	2,630,431
Machinery and equipment	4,070,878	3,965,870
Machinery, equipment and rental equipment under capitalized leases	69,179	62,016
Construction in progress	445,431	314,067

	7,408,582	7,037,465
Accumulated depreciation	(3,983,008)	(3,747,285)

Property, plant and equipment, net	$3,425,574	$3,290,180

        Depreciation expense for property, plant and equipment amounted to $606,964, $600,845 and $555,125 for the years ended December 31, 2015, 2014, and 2013, respectively.

        Included in machinery and equipment at December 31, 2015 and 2014 were $628,140 and $614,797, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

        Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $32,339 and $24,420 at December 31, 2015 and 2014, respectively.

6.     Intangible Assets and Goodwill

        At December 31, 2015 and 2014, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	2015		2014
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Assets
Non-compete agreements	$346,186	$(273,220)	$338,443	$(257,234)
Technology	106,510	(57,821)	113,346	(51,225)
Licenses and distribution agreements	193,280	(112,167)	194,810	(111,754)
Customer Relationships	262,754	(35,347)	239,694	(12,059)
Self-developed software	140,914	(72,797)	122,944	(59,955)
Other	357,065	(264,621)	355,750	(252,619)
Construction in progress	23,333	—	32,653	—

	$1,430,042	$(815,973)	$1,397,640	$(744,846)

        At December 31, 2015 and 2014 the carrying value of non-amortizable intangible assets other than goodwill consisted of the following:

	2015	2014
	Carrying Amount	Carrying Amount
Non-amortizable Intangible Assets
Tradename	$209,404	$209,513
Management contracts	7,016	7,104

	$216,420	$216,617

Total Intangible Assets	$830,489	$869,411

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The amortization on intangible assets amounted to $110,359, $98,483 and $93,100 for the years ended December 31, 2015, 2014, and 2013, respectively. The table shows the estimated amortization expense of these assets for the following five years.

Estimated Amortization Expense
2016	$109,544

2017	$104,430

2018	$100,258

2019	$98,126

2020	$92,092

Goodwill

        Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. The Company's acquisitions consisted primarily of the purchase of clinics in the normal course of operations and the purchase of a distributor in the Asia-Pacific Segment in 2015 and the expansion in Care Coordination in 2014. The changes to goodwill in 2015 and 2014 are as follows:

	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Balance as of December 31, 2013	$9,645,647	$1,243,988	$269,802	$80,367	$11,239,804	$418,383	$11,658,187
Goodwill acquired, net of divestitures	1,535,840	19,010	121,971	33,986	1,710,807	—	1,710,807
Foreign Currency Translation Adjustment	(533)	(244,117)	(26,422)	(13,529)	(284,601)	(2,213)	(286,814)

Balance as of December 31, 2014	$11,180,954	$1,018,881	$365,351	$100,824	$12,666,010	$416,170	$13,082,180

Goodwill acquired, net of divestitures	43,186	52,484	22,247	(1,018)	116,899	—	116,899
Reclassifications	—	4,867	(2,774)	—	2,093	(2,093)	—
Foreign Currency Translation Adjustment	(561)	(132,260)	(11,250)	(20,531)	(164,602)	(1,727)	(166,329)

Balance as of December 31, 2015	$11,223,579	$943,972	$373,574	$79,275	$12,620,400	$412,350	$13,032,750

7.     Other Assets and Notes Receivables

        On August 12, 2013, FMCH made an investment-type transaction by providing a credit facility to a middle-market dialysis provider in the amount of up to $200,000 to fund general corporate purposes. Of the $200,000 facility, $180,137 was drawn prior to December 31, 2015. This investment, which had a maturity date of July 4, 2020, was repaid in the amount of $185,254, including accrued interest of $3,315 and a prepayment premium of $1,802 on December 31, 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

8.     Accrued Expenses and Other Current Liabilities

        At December 31, 2015 and 2014, accrued expenses and other current liabilities consisted of the following:

	2015	2014
Accrued salaries, wages and incentive plan compensations	$658,266	$647,627
Unapplied cash and receivable credits	395,817	333,858
Accrued settlement	280,000	—
Accrued self-insurance	225,845	235,284
Accrued operating expenses	142,045	139,652
Accrued interest	121,348	119,886
Lease obligations	105,469	100,712
Withholding tax and VAT	84,918	91,839
Accrued variable payments outstanding for acquisition	52,370	32,984
Derivatives	11,614	53,804
Other	425,445	441,599

Total accrued expenses and other current liabilities	$2,503,137	$2,197,245

        The item "Accrued settlement" includes accruals related to our NaturaLyte® and GranuFlo® agreement in principle, partially offset by insurance recoveries recorded in Prepaid Expenses and Other Current Assets (see Note 4). For further information, see Note 19 "Commitments and Contingencies – Commercial Litigation".

        The item "Other" in the table above includes accruals for legal and compliance costs, deferred income, bonuses and rebates, commissions, short-term position of pension liabilities, physician compensation and accrued rents.

9.     Short-Term Debt and Short-Term Debt from Related Parties

        At December 31, 2015 and December 31, 2014, short-term debt and short-term debt from related parties consisted of the following:

	2015	2014
Borrowings under lines of credit	$109,230	$132,495
Other financial liabilities	22	198

Short-term debt	109,252	132,693
Short-term debt from related parties (see Note 2.b)	19,052	5,357

Short-term debt and short-term debt from related parties	$128,304	$138,050

Borrowings under lines of credit and further availabilities

        Borrowings under lines of credit in the amount of $109,230 and $132,495 at December 31, 2015 and 2014, respectively, represented amounts borrowed by the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2015 and 2014 were 6.38% and 5.09%, respectively.

        Excluding amounts available under the Amended 2012 Credit Agreement (the "Amended 2012 Credit Agreement", see Note 10 below), at December 31, 2015 and 2014, the Company had $222,888 and $247,735 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company's subsidiary that is party to the agreement or may require the Company's guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants. From

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

January 2016 onwards, the Company can also issue short-term notes of up to €1,000,000 ($1,086,800 on January 19, 2016) under a Commercial Paper Program.

        The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2015, cash and borrowings under lines of credit in the amount of $48,277 were offset under this cash management system.

Short-term Debt from related parties

        The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR as applicable plus an applicable margin. Advances can be repaid and reborrowed. At December 31, 2015 and December 31, 2014, the Company borrowed from Fresenius SE €14,500 and €1,400 ($15,786 at December 31, 2015 and $1,700 at December 31, 2014) on an unsecured basis at an interest rate of 0.970% and 1.188%, respectively. For further information on short-term debt from related parties outstanding at December 31, 2015, see Note 2 b).

10.   Long-term Debt and Capital Lease Obligations

        As of December 31, 2015 and December 31, 2014, long-term debt and capital lease obligations consisted of the following:

	2015	2014
Amended 2012 Credit Agreement	$2,611,580	$2,881,930
Senior Notes	5,325,618	5,473,979
Equity-neutral convertible bonds	407,705	447,263
Accounts Receivable Facility	50,185	340,575
Capital lease obligations	40,621	40,991
Other	82,113	143,026

Long-term debt and capital lease obligations	$8,517,822	$9,327,764
Less current portion	(664,335)	(313,607)

Long-term debt and capital lease obligations, less current portion	$7,853,487	$9,014,157

        The Company's long-term debt as of December 31, 2015, all of which ranks equally in rights of payment, are described as follows:

Amended 2012 Credit Agreement

        The Company originally entered into a syndicated credit facility of $3,850,000 and a 5 year period (the "2012 Credit Agreement") with a large group of banks and institutional investors (collectively, the "Lenders") on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 (approximately $4,000,000 as of December 31, 2015 due to quarterly repayments and currency effects) and extend the term for an additional two years until October 30, 2019.

        As of December 31, 2015, the Amended 2012 Credit Agreement consists of:

  •
  A revolving credit facility of approximately $1,500,000 comprising a $1,000,000 revolving facility and a €400,000 revolving facility, which will be due and payable on October 30, 2019.

  •
  A term loan facility of $2,300,000, also scheduled to mature on October 30, 2019. Quarterly repayments of $50,000 began in January 2015 with the remaining balance outstanding due October 30, 2019.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

  •
  A term loan facility of €276,000 scheduled to mature on October 30, 2019. Quarterly repayments of €6,000 began in January 2015 with the remaining balance outstanding due October 30, 2019.

        Interest on the credit facilities is, at the Company's option, at a rate equal to either (i) LIBOR or EURIBOR (as applicable) plus an applicable margin or (ii) the Base Rate as defined in the Amended 2012 Credit Agreement plus an applicable margin. At December 31, 2015 and 2014, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 1.72% and 1.61%, respectively. At December 31, 2015 and 2014, the euro-denominated tranche had an interest rate of 1.38% and 1.42%, respectively.

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

        The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness, investments, and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Company is required to comply with a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents held by the Consolidated Group to consolidated EBITDA). Additionally, the Amended 2012 Credit Agreement provides for a limitation on dividends, share buy-backs and similar payments. Dividends to be paid are subject to an annual basket, which is €400,000 ($435,480 at December 31, 2015) for 2016, and will increase in subsequent years. Additional dividends and other restricted payments may be made subject to the maintenance of a maximum leverage ratio.

        In default, the outstanding balance under the Amended 2012 Credit Agreement becomes immediately due and payable at the option of the Lenders.

        The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2015 and 2014:

	Maximum Amount Available 2015		Balance Outstanding 2015(1)
Revolving Credit USD	$1,000,000	$1,000,000	$25,110	$25,110
Revolving Credit EUR	€400,000	$435,480	€—	$—
USD Term Loan	$2,300,000	$2,300,000	$2,300,000	$2,300,000
EUR Term Loan	€276,000	$300,481	€276,000	$300,481

		$4,035,961		$2,625,591

	Maximum Amount Available 2014		Balance Outstanding 2014(1)
Revolving Credit USD	$1,000,000	$1,000,000	$35,992	$35,992
Revolving Credit EUR	€400,000	$485,640	€—	$—
USD Term Loan	$2,500,000	$2,500,000	$2,500,000	$2,500,000
EUR Term Loan	€300,000	$364,230	€300,000	$364,230

		$4,349,870		$2,900,222

(1)
Amounts shown are excluding debt issuance costs.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        In addition, at December 31, 2015 and December 31, 2014, the Company had letters of credit outstanding in the amount of $3,600 and $6,893, respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the applicable revolving credit facility.

Senior Notes

        At December 31, 2015 and 2014, the Company's Senior Notes consisted of the following:

Issuer/Transaction	Face Amount	Maturity	Coupon	Book value 2015	Book value 2014
FMC Finance VI S.A. 2010	€250,000	July 15, 2016	5.50%	$271,409	$301,206
FMC Finance VIII S.A. 2011(1)	€100,000	October 15, 2016	3.45%	$108,735	$121,052
FMC US Finance, Inc. 2007	$500,000	July 15, 2017	6 7/8%	$497,363	$495,631
FMC Finance VIII S.A. 2011	€400,000	September 15, 2018	6.50%	$430,600	$478,182
FMC US Finance II, Inc. 2011	$400,000	September 15, 2018	6.50%	$395,678	$394,080
FMC US Finance II, Inc. 2012	$800,000	July 31, 2019	5.625%	$796,505	$795,014
FMC Finance VIII S.A. 2012	€250,000	July 31, 2019	5.25%	$270,655	$301,357
FMC US Finance II, Inc. 2014	$500,000	October 15, 2020	4.125%	$495,944	$495,092
FMC US Finance, Inc. 2011	$650,000	February 15, 2021	5.75%	$642,167	$640,626
FMC Finance VII S.A. 2011	€300,000	February 15, 2021	5.25%	$324,045	$360,807
FMC US Finance II, Inc. 2012	$700,000	January 31, 2022	5.875%	$696,086	$694,918
FMC US Finance II, Inc. 2014	$400,000	October 15, 2024	4.75%	$396,431	$396,014

				$5,325,618	$5,473,979

(1)
This note carries a variable interest rate which was 3.45% at December 31, 2015.

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

        The Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. At December 31, 2015, the Company was in compliance with all of its covenants under the Senior Notes.

Equity-neutral Convertible Bonds

        On September 19, 2014, the Company issued €400,000 ($514,080 at issuance) principal amount of equity-neutral convertible bonds (the "Convertible Bonds") which have a coupon of 1.125% and are due on January 31, 2020. The bonds were issued at par. The current conversion price is €73.6354. Beginning November 2017, bond holders can exercise the conversion rights embedded in the bonds at certain dates. In order to fully offset the economic exposure from the conversion feature, the Company purchased call options on its shares ("Share Options"). Any increase of the Company's share price above the conversion price would be offset by a corresponding value increase of the Share Options. The Company will amortize the remaining cost of these options and various other offering costs over the life of these bonds in the amount of €25,512 ($27,775 at December 31, 2015), effectively increasing the total interest rate to 2.611%. The Convertible Bonds are jointly and severally guaranteed by FMCH and D-GmbH.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Accounts Receivable Facility

        The Company refinanced the Accounts Receivable Facility on November 24, 2014 for a term expiring on November 24, 2017 with the available borrowings at $800,000.

        The following table shows the available and outstanding amounts under the Accounts Receivable Facility at December 31, 2015 and December 31, 2014.

	Maximum Amount Available(1)		Balance Outstanding(2)
	2015	2014	2015	2014
Accounts Receivable Facility	$800,000	$800,000	$51,000	$341,750

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

        The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $16,622 at December 31, 2015 and $66,622 at December 31, 2014. These letters of credit are not included above as part of the balance outstanding at December 31, 2015 and 2014; however, they reduce available borrowings under the Accounts Receivable Facility.

        Under the Accounts Receivable Facility, certain receivables are sold to NMC Funding Corporation ("NMC Funding"), a wholly-owned subsidiary. NMC Funding then assigns percentage ownership interests in the accounts receivable to certain bank investors. Under the terms of the Accounts Receivable Facility, NMC Funding retains the right, at any time, to recall all the then outstanding transferred interests in the accounts receivable. Consequently, the receivables remain on the Company's Consolidated Balance Sheet and the proceeds from the transfer of percentage ownership interests are recorded as long-term debt.

        NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. At December 31, 2015 and 2014, the interest rate was 0.89% and 0.65%, respectively. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

        At December 31, 2015 and 2014, in conjunction with certain acquisitions and investments, the Company had pending payments of purchase considerations totaling approximately $4,115 and $34,973, respectively, of which $2,597 and $31,369, respectively, were classified as the current portion of long-term debt.

Annual Payments

        Aggregate annual payments applicable to the Amended 2012 Credit Agreement, Senior Notes, the Convertible Bonds, the Accounts Receivable Facility, capital leases and other borrowings for the five years subsequent to December 31, 2015 and thereafter are:

2016	$665,237
2017	808,731
2018	1,070,566
2019	3,024,520
2020	940,395
Thereafter	2,091,194

$8,600,643

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

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

        Upon retirement under defined benefit plans, the Company is required to pay defined benefits to former employees when the defined benefits become due. Defined benefit plans may be funded or unfunded. The Company has two major defined benefit plans, one funded plan in the U.S. and one unfunded plan in Germany.

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

Defined Benefit Pension Plans

        During the first quarter of 2002 FMCH, the Company's U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2015, FMCH's minimum funding requirement was $19,340. In addition to the compulsory contributions, the Company voluntarily provided $759 to the defined benefit plan. Expected funding for 2016 is $15,506.

        The benefit obligation for all defined benefit plans at December 31, 2015, was $810,987 (2014: $877,722) which consists of the gross benefit obligation of $477,667 (2014: $494,269) for the U.S. plan, which is funded by plan assets, and the benefit obligation of $333,320 (2014: $383,453) for the German unfunded plan.

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
(in thousands, except share and per share data)

shown in the changes in plan assets include only benefit payments from the Company's funded benefit plan.

	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of year	$877,722	$660,860
Foreign currency translation	(39,406)	(46,505)
Service cost	24,936	18,617
Interest cost	27,783	29,513
Amendments	(879)	—
Transfer of plan participants	(102)	220
Actuarial (gain) loss	(56,840)	234,199
Benefits paid	(22,227)	(19,182)

	$810,987	$877,722

Change in plan assets:
Fair value of plan assets at beginning of year	$270,858	$248,495
Actual return on plan assets	(11,159)	(3,600)
Employer contributions	20,098	42,365
Benefits paid	(19,640)	(16,402)

Fair value of plan assets at end of year	$260,157	$270,858

Funded status at end of year	$550,830	$606,864

Benefit plans offered by other subsidiaries	$41,595	$41,990

Net Pension Liability	$592,425	$648,854

        Benefit plans offered by the U.S. and Germany contain a pension liability of $550,830 and $606,864 at December 31, 2015 and 2014, respectively. The pension liability consists of a current portion of $4,194 (2014: $4,151) which is recognized as a current liability in the line item "Accrued expenses and other current liabilities" in the balance sheet. The non-current portion of $546,636 (2014: $602,713) is recorded as non-current pension liability in the balance sheet. Approximately 80% of the beneficiaries are located in the U.S. with the majority of the remaining 20% located in Germany.

        The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $750,222 and $811,359 at December 31, 2015 and 2014, respectively; the related plan assets had a fair value of $260,157 and $270,858 at December 31, 2015 and 2014, respectively.

        Benefit plans offered by other subsidiaries outside of the U.S. and Germany contain separate benefit obligations. The total net pension liability for these other plans was $41,595 and $41,990 at December 31, 2015 and 2014 respectively and consists of a pension asset of $61 (2014: $68) recognized as "Other non-current assets and notes receivables" and a current pension liability of $2,964 (2014: $2,453), which is recognized as a current liability in the line item "Accrued expenses and other current liabilities". The non-current pension liability of $38,692 (2014: $39,605) for these plans is recorded as "non-current pension liability" in the balance sheet.

        At December 31, 2015 the weighted average duration of the defined benefit obligation was 18 years (2014: 18 years).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The table below reflects pre-tax effects of actuarial losses (gains) in other comprehensive income ("OCI") relating to pension liabilities. At December 31, 2015, there are no cumulative effects of prior service costs included in other comprehensive income.

Actuarial (gains) losses
Actuarial (gains) losses recognized in OCI at December 31, 2012	$287,956
Actuarial (gain) loss for the year	(44,118)
Other Adjustments	563
Amortization of unrealized losses	(25,418)
Foreign currency translation	3,984

Actuarial (gains) losses recognized in OCI at December 31, 2013	$222,967

Actuarial (gain) loss for the year	253,969
Amortization of unrealized losses	(17,147)
Foreign currency translation	(21,661)

Actuarial (gains) losses recognized in OCI at December 31, 2014	$438,128

Actuarial (gain) loss for the year	(29,278)
Prior Service Costs (Credit)	(879)
Amortization of unrealized losses	(34,623)
Foreign currency translation	(19,147)

Actuarial (gains) losses recognized in OCI at December 31, 2015	$354,201

        The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $31,416.

        The discount rates for all plans are based upon yields of portfolios of equity and highly rated debt instruments with maturities that mirror the plan's benefit obligation. The Company's discount rates at December 31, 2015 and at December 31, 2014 are the weighted average of these plans based upon their benefit obligations.

        The following weighted-average assumptions were utilized in determining benefit obligations at December 31:

in %	2015	2014
Discount rate	3.70	3.23
Rate of compensation increase	3.29	3.28

Sensitivity analysis

        Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2015 as follows:

	0.5% increase	0.5% decrease
Discount rate	$(67,168)	$76,940
Rate of compensation increase	9,253	(9,161)
Rate of pensions increase	24,551	(22,107)

        The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2015. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

        The defined benefit pension plans' net periodic benefit costs are comprised of the following components for each of the years ended December 31:

	2015		2014		2013
Components of net periodic benefit cost:	$		$		$
Service cost		24,936		18,617		15,900
Interest cost		27,783		29,513		26,859
Expected return on plan assets		(16,403)		(16,169)		(13,638)
Amortization of unrealized losses		34,623		17,147		25,418

Net periodic benefit costs		$70,939		$49,108		$54,539

        Net periodic benefit cost is allocated as personnel expense within costs of revenues, selling, general and administrative expense or research and development expense. This is depending upon the area in which the beneficiary is employed.

        The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2015	2014	2013
Discount rate	3.23	4.55	4.14
Expected return of plan assets	6.00	6.00	6.00
Rate of compensation increase	3.28	3.29	3.32

        Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2016	$22,511
2017	24,127
2018	25,575
2019	27,462
2020	29,621
2021 - 2025	178,189

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Plan Assets

        The following table presents the fair values of the Company´s pension plan assets at December 31, 2015 and 2014.

		Fair Value Measurements at 2015			Fair Value Measurements at 2014
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs
	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)
Asset Category
Equity Investments
Index Funds(1)	$64,828	$98	$64,730	$69,485	$(310)	$69,795
Fixed Income Investments
Government Securities(2)	4,815	4,269	546	1,629	850	779
Corporate Bonds(3)	169,717	—	169,717	181,132	—	181,132
Other Bonds(4)	7,794	—	7,794	4,573	—	4,573
U.S. Treasury Money Market Funds(5)	13,003	13,003	—	7,989	7,989	—
Other types of investments
Cash, Money Market and Mutual Funds(6)	—	—	—	6,050	6,050	—

Total	$260,157	$17,370	$242,787	$270,858	$14,579	$256,279

(1)
This category comprises low-cost equity index funds not actively managed that track the S&P 500, S&P 400, Russell 2000, MSCI Emerging Markets Index and the Morgan Stanley International EAFE Index.

(2)
This Category comprises fixed income investments by the U.S. government and government sponsored entities.

(3)
This Category primarily represents investment grade bonds of U.S. issuers from diverse industries.

(4)
This Category comprises private placement bonds as well as collateralized mortgage obligations.

(5)
This Category represents funds that invest in U.S. treasury obligations directly or in U.S. treasury backed obligations.

(6)
This Category represents cash, money market funds as well as mutual funds comprised of high grade corporate bonds.

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

Plan Investment Policy and Strategy

        For the U.S. funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

returns for each asset class weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm's expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company's expected rate of return on pension plan assets was 6.00% for 2015.

        The Company´s overall investment strategy is to achieve a mix of approximately 98% of investments for long-term growth and income and 2% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the investment policy and include well diversified index funds or funds targeting index performance.

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

Defined Contribution Plans

        Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $18 if under 50 years old ($24 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2015, 2014, and 2013, was $46,267, $41,560 and $38,999, respectively.

12.   Noncontrolling Interests Subject to Put Provisions and Other Temporary Equity

        The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. Additionally, there are put provisions that are valued by an external valuation firm. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, the discounted cash flows and the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

        At December 31, 2015, 2014 and 2013, the Company's potential obligations under these put options were $1,023,755, $824,658 and $648,251, respectively. At December 31, 2015, 2014 and 2013, put options with an aggregate purchase obligation of $258,552, $123,846 and $119,148, respectively, were exercisable. In the last three fiscal years ending December 31, 2015, eleven such put provisions have been exercised for a total consideration of $13,747.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The following is a roll forward of noncontrolling interests subject to put provisions for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Beginning balance as of January 1,	$824,658	$648,251	$523,260
Contributions to noncontrolling interests	(164,830)	(142,696)	(122,179)
Purchase/ sale of noncontrolling interests	7,915	87,902	16,190
Contributions from noncontrolling interests	16,749	16,064	17,767
Expiration of put provisions and other reclassifications	5,206	(4,650)	(9,467)
Changes in fair value of noncontrolling interests	178,003	89,767	108,575
Net income	159,127	133,593	113,156
Other comprehensive income (loss)	(3,073)	(3,573)	949

Ending balance as of December 31,	$1,023,755	$824,658	$648,251

        In addition to the amounts in the table above, Other Temporary Equity related to the subsidiary stock incentive plan was $4,613 as of December 31, 2015 (see Note 16).

13.   Shareholders' Equity

Capital Stock

        The General Partner has no equity interest in the Company and, therefore, does not participate in either the assets or the profits and losses of the Company. However, the General Partner is compensated for all outlays in connection with conducting the Company's business, including the remuneration of members of its management board and its supervisory board (see Note 2).

        The general meeting of a partnership limited by shares may approve Authorized Capital (genehmigtes Kapital). The resolution creating Authorized Capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the General Partner and its management board to issue new shares up to a stated amount for a period of up to five years. The nominal value of any proposed increase of the Authorized Capital may not exceed half of the issued capital stock at the time of the authorization.

        In addition, the general meeting of a partnership limited by shares may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) new shares to holders of convertible bonds or other securities which grant a right to shares, (ii) new shares as the consideration in a merger with another company, or (iii) new shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value for any proposed increase of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the Company's issued capital at the time of the resolution.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Authorized Capital

        By resolution of the AGM on May 19, 2015, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company's share capital until May 18, 2020 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2015/I". Additionally, the newly issued shares may be taken up by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer them to the shareholders of the Company. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible only for fractional amounts. No Authorized Capital 2015/I has been issued at December 31, 2015.

        In addition, by resolution of the AGM of shareholders on May 19, 2015, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until May 18, 2020 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2015/II". The new shares can also be obtained by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company's shareholders for subscription.The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2015/II has been issued at December 31, 2015.

        Authorized Capital 2015/I and Authorized Capital 2015/II became effective upon registration with the commercial register of the local court in Hof an der Saale on June 10, 2015.

        A further resolution of the AGM of shareholders on May 19, 2015 cancelled the Company's previous Authorized Capital as they were not utilized through the authorization expiry in May 10, 2015. The previous Authorized Capital has additionally been removed from the Company's Articles of Association.

Conditional Capital

        By resolution of the Company's AGM on May 12, 2011, the Company's share capital was conditionally increased with regards to the 2011 Stock Option Plan ("2011 SOP") by up to €12,000 subject to the issue of up to twelve million no par value bearer ordinary shares with a calculated proportionate value of €1.00 each. The Conditional Capital increase can only be used for the purposes of servicing stock options under the 2011 SOP, with each stock option awarded exercisable for one ordinary share. The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares. For further information, see Note 16.

        By resolution of the Company's AGM on May 9, 2006, as amended by the resolution of the Company's AGM on May 15, 2007, resolving a three-for-one share split, the Company's share capital was conditionally increased by up to €15,000 corresponding to 15 million ordinary shares with no par value and a calculated proportionate value of €1.00 each. This Conditional Capital increase can only be used for the purposes of servicing stock options under the Company's Stock Option Plan 2006 with each stock option awarded exercisable for one ordinary share (see Note 16). The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares.

        Through the Company's other employee participation programs, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive shares. At December 31, 2015, 8,737,270 convertible bonds or options remained outstanding with a remaining average term of 6 years under these programs. For the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

year ending December 31, 2015, 1,758,820 options had been exercised under these employee participation plans (see Note 16).

        As the result of the Company's three-for-one stock split for both then-outstanding preference and ordinary shares, which was approved by the shareholders at the AGM on May 15, 2007, on June 15, 2007 the Company's Conditional Capital was increased by $6,557 (€4,454). Conditional Capital at December 31, 2015 was $21,338 (€19,600). For all programs, Conditional Capital of $17,664 (€16,226) was available, which included $12,718 (€11,682) for the 2011 SOP and $4,946 (€4,544) for the 2006 Plan (see Note 16).

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

Dividends

        Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch). In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the Amended 2012 Credit Agreement (see Note 10).

        Cash dividends of $263,244 for 2014 in the amount of €0.78 per ordinary share were paid on May 20, 2015.

        Cash dividends of $317,903 for 2013 in the amount of €0.77 per ordinary share were paid on May 16, 2014.

        Cash dividends of $296,134 for 2012 in the amount of €0.77 per then-outstanding preference share and €0.75 per ordinary share were paid on May 17, 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

14.   Sources of Revenue

        Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 apply solely to U.S. patient service revenue. Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's Health Care revenue, for the years ended December 31, 2015, 2014 and 2013:

	2015	2014	2013
Medicare program	$5,058,262	$4,677,053	$4,411,285
Private/alternative payors	4,830,401	4,278,847	3,841,473
Medicaid and other government sources	538,077	433,092	392,908
Hospitals	915,184	568,859	411,340

Total patient service revenue	$11,341,924	$9,957,851	$9,057,006

15.   Earnings Per Share

        The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2015, 2014 and 2013:

	2015	2014	2013
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,029,445	$1,045,266	$1,109,890
Denominators:
Weighted average number of:
Ordinary shares outstanding	304,440,184	302,339,124	301,877,303
Preference shares outstanding	—	—	1,937,819

Total weighted average shares outstanding	304,440,184	302,339,124	303,815,122
Potentially dilutive Ordinary shares	479,851	528,772	673,089

Total weighted average Ordinary shares outstanding assuming dilution	304,920,035	302,867,896	302,550,392
Basic earnings per share	$3.38	$3.46	$3.65
Fully diluted earnings per share	$3.38	$3.45	$3.65

(a)
As of the preference share conversion on June 28, 2013, the Company no longer has two classes of shares.

16.   Stock Options

Fresenius Medical Care AG & Co. KGaA Stock Options and other Share-Based Plans

        In connection with its equity-settled stock option programs, the Company incurred compensation expense of $6,583, $6,307 and $13,593 for the years ending December 31, 2015, 2014, and 2013, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recognized a related income tax benefit of $1,857, $1,384 and $3,828 for the years ending December 31, 2015, 2014, and 2013, respectively.

        At December 31, 2015, the Company has various stock-based compensation plans as follows:

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

        On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 ("2011 SOP") was established by resolution of the Company's AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's Management and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Supervisory Boards, forms the Company's Long Term Incentive Program 2011 ("2011 Incentive Program"). Under the 2011 Incentive Program, participants were granted awards, which consisted of a combination of stock options and phantom stock. Awards under the 2011 Incentive Program were granted over a five year period and were able to be granted on the last Monday in July and/or the first Monday in December each year. The final grant under the 2011 Incentive Program was made in December 2015. Generally and prior to the respective grants, participants were able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options vs. phantom stock. For grants made in 2014 and 2015 related to the participants who did not belong to the General Partner's Management Board, the grant ratio was predefined at 50:50. The number of phantom shares granted instead of stock options and within the aforementioned proportions was determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment was conducted on the day following the Company's AGM and with respect to the grants made in December, on the first Monday in October. Awards under the 2011 Incentive Program are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of performance targets. The 2011 Incentive Program was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

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

        During 2015, under the 2011 Incentive Program, the Company awarded 3,073,360 stock options, including 502,980 stock options granted to the Management Board, at a weighted average exercise price of $83.89 (€77.06), a weighted average fair value of $16.57 each and a total fair value of $50,923 which will be amortized over the four-year vesting period. The Company also awarded 607,828 shares of phantom stock, including 62,516 shares of phantom stock granted to members of the Management Board at a measurement date weighted average fair value of $80.36 (€73.81) each and a total fair value of $48,843, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

New Incentive Bonus Plan

        In 2015, the Management Board was eligible for performance – related compensation that depended upon achievement of targets. The targets are measured by reference to operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

        Performance-related bonuses for fiscal year 2015 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2015. The share-based component is subject to a three- or four-year vesting period, although a shorter period may apply in special cases. The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. The amount of the achievable bonus for each of the members of the Management Board is capped.

        Share-based compensation related to this plan for years 2015, 2014 and 2013 was $891, $1,040 and $1,110, respectively.

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

Fresenius Medical Care 2001 International Stock Incentive Plan

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

        Effective May 2006, no further grants can be issued under the 2001 Plan and no options were granted under this plan after 2005. As of December 31, 2015, there are no outstanding options under the 2001 Plan.

Additional stock option plans information

        At December 31, 2015, the Management Board held 1,565,195 stock options and employees of the Company held 7,172,075 stock options under the various stock-based compensation plans of the Company. No stock options for preference shares were outstanding, due to the preference share conversion during the second quarter of 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        At December 31, 2015, the Management Board held 118,703 phantom shares and employees of the Company held 1,046,070 phantom shares under the 2011 Incentive Plan.

        The table below provides reconciliations for stock options outstanding at December 31, 2015, as compared to December 31, 2014.

	Options (in thousands)	Weighted average exercise price	Weighted average exercise price
		€	$
Stock options for ordinary shares
Balance at December 31, 2014	9,189	48.34	52.63
Granted	3,073	77.06	83.89
Exercised	1,759	39.09	42.55
Forfeited	1,766	56.02	60.99

Balance at December 31, 2015	8,737	58.75	63.96

        The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2015:

Fully Vested Outstanding and Exercisable Options
	Number of Options	Weighted average remaining contractual life in years	Weighted average exercise price	Weighted average exercise price	Aggregate intrinsic value	Aggregate intrinsic value
	(in thousands)		€	US$	€	US$
Options for ordinary shares	1,611	2.05	43.81	47.70	54,647	59,494

        At December 31, 2015, there was $55,304 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 2 years.

        During the years ended December 31, 2015, 2014, and 2013, the Company received cash of $76,093, $98,523 and $102,418, respectively, from the exercise of stock options (see Note 13). The intrinsic value of convertible bonds and stock options exercised for the twelve-month periods ending December 31, 2015, 2014, and 2013 was $73,886, $47,396 and $52,203, respectively. The Company recorded a cash inflow for income taxes from stock option exercises of $18,073, $8,529 and $8,882 for the years ending December 31, 2015, 2014, and 2013, respectively. The excess tax benefit allocated to additional paid-in capital for the twelve-month periods ending December 31, 2015, 2014 and 2013 for all share-based compensation programs was $13,451, $4,056 and $3,897, respectively.

        In connection with cash-settled share based payment transactions under the 2011 Incentive Program the Company recognized expense of $11,932, $5,389 and $3,559 for the years ending December 31, 2015, 2014 and 2013, respectively.

Fair Value Information

        The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP and the Amended 2006 Plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company's shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company's stock options have characteristics that vary

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2015 and 2014 grants are as follows:

	2015	2014
Expected dividend yield	1.46%	1.99%
Risk-free interest rate	0.44%	0.83%
Expected volatility	22.32%	22.16%
Expected life of options	8 years	8 years
Weighted average exercise price (in €)	77.06	50.35
Weighted average exercise price (in US-$)	83.89	61.14

Subsidiary Stock Incentive Plans

        Subsidiary stock incentive plans were established during 2014 in conjunction with two acquisitions made by the Company. Under these plans, two of the Company's subsidiaries are authorized to issue a total of 116,103,806 Incentive Units. The Incentive Units have two types of vesting conditions – a service condition and a performance condition. Of the total Incentive Units granted, eighty percent vest ratably over a four year period and twenty percent vest upon the achievement of certain of the relevant subsidiary's performance targets over a six year vesting period (the "Performance Units").

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

        As of December 31, 2015 and 2014, there was $17,886 and $20,005, respectively, of total unrecognized compensation cost related to unvested Incentive Units under the plans. These costs are expected to be recognized over a weighted average period of 4.2 years.

        The Company used the Monte Carlo pricing model in determining the fair value of the awards under this incentive plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries.

17.   Income Taxes

        Income before income taxes is attributable to the following geographic locations:

	2015	2014	2013
Germany	$134,193	$243,684	$234,336
United States	1,440,040	1,262,570	1,254,690
Other	361,039	337,152	358,609

	$1,935,272	$1,843,406	$1,847,635

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        Income tax expense (benefit) for the years ended December 31, 2015, 2014, and 2013, consisted of the following:

	2015	2014	2013
Current:
Germany	$72,231	$72,613	$81,117
United States	458,780	270,676	387,017
Other	138,588	141,291	116,186

	669,599	484,580	584,320

Deferred:
Germany	(45,813)	(22,651)	(33,106)
United States	(12,693)	152,423	47,298
Other	11,030	(30,754)	(6,500)

	(47,476)	99,018	7,692

	$622,123	$583,598	$592,012

        A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined statutory tax rates were 29.62%, 29.20% and 29.16% for the fiscal years ended December 31, 2015, 2014, and 2013, respectively.

	2015	2014	2013
Expected corporate income tax expense	$573,228	$538,275	$538,770
Tax-free income	(35,715)	(44,658)	(68,558)
Income from equity method investees	(14,272)	(5,476)	(4,869)
Tax rate differentials	126,263	148,294	132,977
Nondeductible expenses	36,406	25,161	20,564
Taxes for prior years	19,969	(25,247)	(6,389)
Change in valuation allowance	(2,571)	6,284	3,154
Noncontrolling partnership interests	(109,470)	(81,594)	(55,023)
Tax on divestitures	14,953	—	—
Other	13,332	22,559	31,386

Actual income tax expense	$622,123	$583,598	$592,012

Effective tax rate	32.1%	31.7%	32.0%

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2015 and 2014, are presented below:

	2015	2014
Deferred tax assets:
Accounts receivable	$8,850	$7,007
Inventories	11,503	9,424
Intangible assets	7,967	6,876
Property, plant and equipment and other non-current assets	28,476	22,268
Accrued expenses and other liabilities	372,365	285,333
Pension liabilities	151,732	170,659
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	131,640	138,934
Derivatives	1,317	10,912
Stock-based compensation	3,173	11,934
Other	4,018	12,407

Total deferred tax assets	$721,041	$675,754
Less: valuation allowance	(34,654)	(49,479)

Net deferred tax assets	$686,387	$626,275

Deferred tax liabilities:
Accounts receivable	$43,664	$40,453
Inventories	8,318	10,316
Intangible assets	686,650	704,391
Property, plant and equipment and other non-current assets	129,835	163,286
Accrued expenses and other liabilities	5,575	10,368
Derivatives	5,488	4,177
Other	242,524	146,274

Total deferred tax liabilities	1,122,054	1,079,265

Net deferred tax assets (liabilities)	$(435,667)	$(452,990)

        The item "Other" includes the deferred tax liability in the amount of $86,790 related to the recognized insurance recoveries in relation to the NaturaLyte® and GranuFlo® agreement in principle. For further information, see Note 19 "Commitments and Contingencies – Commercial Litigation".

        The valuation allowance decreased by $14,825 in 2015 and increased by $916 in 2014.

        The net operating losses included in the table below reflect U.S. federal tax, German corporate income tax, and other tax loss carryforwards in the various countries in which we operate, and expire as follows:

2016	$16,775
2017	16,411
2018	22,130
2019	27,396
2020	17,430
2021	5,187
2022	8,585
2023	4,144
2024	18,243
2025 and thereafter	4,819
Without expiration date	81,370

Total	$222,490

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of a deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2015.

        The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign corporate joint ventures that will not be reinvested. At December 31, 2015, the Company provided for $9,273 (2014: $11,426) of deferred tax liabilities associated with earnings that are likely to be distributed in 2016 and the following years. Provision has not been made for additional taxes on $7,463,853 (2014: $6,622,324) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

        FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions.

        In Germany, the tax years 2006 through 2013 are currently under audit by the tax authorities. The Company recognized and recorded the current proposed adjustments of this audit period in the financial statements. Fiscal years 2014 until 2015 are open to audit.

        In the U.S., the tax years 2011 and 2012 are currently under audit by the tax authorities. Fiscal years 2013 until 2015 are open to audit. FMCH is also subject to audit in various state jurisdictions. A number of these audits are in progress and various years are open to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the financial statements.

        Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

        The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Unrecognized tax benefits (excluding interest)	2015	2014	2013
Balance at January 1,	$166,108	$199,924	$225,198
Increases in unrecognized tax benefits prior periods	30,973	35,584	25,260
Decreases in unrecognized tax benefits prior periods	(20,244)	(21,143)	(11,445)
Increases in unrecognized tax benefits current period	—	12,600	10,062
Changes related to settlements with tax authorities	(6,762)	(60,872)	(52,325)
Reductions as a result of a lapse of the statute of limitations	(1,300)	—	—
Foreign currency translation	(19,486)	15	3,174

Balance at December 31,	$149,289	$166,108	$199,924

        Included in the balance at December 31, 2015 were $147,412 of unrecognized tax benefits which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in unrecognized tax benefits.

        During the year ended December 31, 2015 the Company recognized expense of $11,478 and in 2014 benefit of $13,986 and in 2013 expense of $2,155 for interest and penalties. At December 31, 2015 and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

December 31, 2014 the Company had a total accrual of income tax related interest and penalties of $27,029 and $1,397, respectively.

18.   Operating Leases

        The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2047. Rental expense recorded for operating leases for the years ended December 31, 2015, 2014 and 2013 was $754,380, $729,387 and $670,963, respectively. For information regarding intercompany operating leases, see Note 2 a).

        Future minimum rental payments under non-cancelable operating leases for the five years succeeding December 31, 2015 and thereafter are:

2016	$696,831
2017	595,078
2018	509,936
2019	436,120
2020	361,637
Thereafter	1,159,673

3,759,275

19.   Commitments and Contingencies

Legal and Regulatory Matters

        The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

        On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and GranuFlo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts and the St. Louis City (Missouri) court subsequently established similar consolidated litigation for such cases filed in Massachusetts county courts and St. Louis City court. See, In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in other state courts. On February 17, 2016, the Company reached and reported to the courts an agreement in principle with a committee for plaintiffs in all cases. The agreement in principle calls for the Company to pay $250,000 into a settlement fund in August 2016 in exchange for releases of all or substantially all of the plaintiffs' claims, subject to the Company's right to void the settlement under certain conditions, including if more than 3% of all plaintiffs reject the settlement by July 2016 or the distribution of rejecters meet certain criteria. The Company's

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

affected insurers have agreed to fund $220,000 of the settlement fund, with a reservation of rights regarding certain coverage issues between and among the Company and its insurers. The Company has accrued a net expense of $60,000 for consummation of the settlement, including legal fees and other anticipated costs.

        Certain of the complaints in the litigation named combinations of FMC-AG & Co. KGaA, FMC Management AG, Fresenius SE and Fresenius Management SE as defendants, in addition to FMCH and its domestic United States affiliates. The agreement in principle provides for dismissals and releases of claims encompassing the European defendants.

        The accruals for the agreement in principle, the related costs and insurance recoveries are based upon information currently available to the Company. These estimates may change as more or new information becomes available.

        Certain plaintiffs including the Attorneys General of Louisiana and Mississippi have filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation. These cases, however, implicate different legal standards, theories of liability and forms of potential recovery and, as such, are not currently subject to the agreement in principle discussed above. FMCH believes that these deceptive practices lawsuits are without merit and will defend them vigorously.

Other Litigation and Potential Exposures

        On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States did not intervene initially in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that the Company sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. On October 2, 2015, the United States Attorney moved to intervene on the relator's complaint with respect only to certain Hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. FMCH believes that the allegations of the complaint are without merit and will defend the litigation vigorously.

        Subpoenas or search warrants were issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Eastern Virginia and Rhode Island to American Access Care LLC ("AAC"), which the Company acquired in October 2011, and to the Company's subsidiary, Fresenius Vascular Care, Inc., which now operates former AAC centers as well as its own original facilities. As of September 30, 2015, the Company had entered into settlements of allegation made by the United States Attorneys for Connecticut, Southern Florida, and Rhode Island under which the Company paid approximately $8 million in exchange for releases related to activities of American Access Care prior to the acquisition. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for payments under these settlements, subject to certain limitations and deductibles. The three settlements implicate only actions and events occurring prior to the Company's acquisition of AAC. The Eastern Virginia investigation remains active and outstanding. It appears to relate to issues similar to the others, but is being conducted in part as a grand jury proceeding.

        On October 6, 2015, the Office of Inspector General of the United States Department of Health and Human Services ("OIG") issued a subpoena to the Company seeking information about utilization and invoicing by Fresenius Vascular Care facilities as a whole for a period beginning after the acquisition of AAC. The Company is cooperating in the OIG's inquiry.

        The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigations and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests.

        Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities.

        The Company's independent counsel, in conjunction with the Company's Compliance Department, has reviewed the Company's anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

        In December 2012, FMCH received a subpoena from the United States Attorney for the District of Massachusetts requesting production of a broad range of documents related to two products manufactured by FMCH: electron-beam sterilization of dialyzers and the Liberty peritoneal dialysis cycler. FMCH has cooperated fully in the government's investigation. In December 2014, FMCH was advised that the government's investigation was precipitated by a whistleblower, who first filed a complaint under seal in June 2013. In September 2014, the government declined to intervene in the whistleblower's actions. On March 31, 2015, the relator served his complaint styled Reihanifam v. Fresenius USA, Inc, 2013 Civ. 11486 (D. Mass.). On May 14, 2015, the Court dismissed without prejudice the relator's False Claims Act allegations after receiving the United States' confirmation that it would not intervene as to those allegations. The relator acting pro se has filed motions requesting extended time to identify and retain counsel.

        In January 2013 and April 2015, FMCH received subpoenas from the United States Attorney for the Western District of Louisiana and the Attorney General for the Commonwealth of Massachusetts, respectively, requesting discovery responses relating to the GranuFlo® and NaturaLyte® acid concentrate products that are also the subject of personal injury litigation described above. FMCH cooperated fully in the government's investigations. FMCH has learned that these subpoenas were issued in connection with a relator's complaint under the False Claims Act first filed in March 2012 that has been dismissed by the relator.

        In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

        In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act styled Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit) alleging that Xerox State Healthcare, LLC, M Group Consulting LLC and certain Liberty Healthcare subsidiaries of FMCH conspired to overbill Hawaii Medicaid for Liberty's Epogen administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. The complaint alleges that Xerox State Healthcare LLC which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during 2006-2010, provided incorrect and unauthorized billing guidance to Liberty and its consultant, M4 Consultants, Inc. (a subsidiary of M Group Consulting LLC until 2008, and now a subsidiary of Liberty), which Liberty relied on for purposes of its Epogen billing to the Hawaii Medicaid program. The complaint seeks civil damages authorized under the Hawaii False Claims Act. FMCH will vigorously contest the complaint.

        On August 31 and November 25, 2015, respectively, FMCH received subpoenas from the United States Attorneys for the District of Colorado and the Eastern District of New York inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH is cooperating in the investigations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

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
(in thousands, except share and per share data)

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

        Other than those individual contingent liabilities mentioned above, the amount of the Company's other known individual contingent liabilities is immaterial.

20.   Financial Instruments

Non-derivative Financial Instruments

        The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at December 31, 2015, and December 31, 2014.

		2015		2014
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$549,500	$549,500	$633,855	$633,855
Accounts receivable(1)(2)	2	3,521,741	3,521,741	3,431,672	3,431,672
Available for sale financial assets	1	275,770	275,770	171,917	171,917
Notes Receivables	3	—	—	180,250	180,308
Liabilities
Accounts payable(1)	2	$780,851	$780,851	$713,915	$713,915
Short-term debt(1)	2	128,304	128,304	138,050	138,050
Long term debt, excluding Amended 2012 Credit Agreement, Senior Notes and Convertible Bonds	2	172,919	172,919	524,592	527,062
Amended 2012 Credit Agreement	2	2,611,580	2,625,591	2,881,930	2,900,222
Senior Notes	2	5,325,618	5,782,937	5,473,979	5,992,859
Convertible Bonds	2	407,705	546,057	447,263	531,193
Noncontrolling interests subject to put provisions	3	1,028,368	1,028,368	824,658	824,658

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

        Short-term financial instruments such as accounts receivable, accounts payable and short-term debt are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

        The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The valuation of notes receivable was determined using significant unobservable inputs. They were valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company's industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value. See Note 7 for further information on the long-term notes receivable.

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

        The Company elects not to offset the fair values of derivative financial instruments subject to master netting agreements in its Consolidated Balance Sheets.

        At December 31, 2015 and December 31, 2014, the Company had $24,366 and $26,820, respectively, of derivative financial assets subject to netting arrangements and $12,765 and $52,380 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $16,273 and $13,856 as well as net liabilities of $4,672 and $39,416 at December 31, 2015 and December 31, 2014, respectively.

        In connection with the issuance of the equity-neutral convertible bonds in September 2014, the Company purchased Share Options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the Share Options.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

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

        Additionally, individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures, the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At December 31, 2015 and December 31, 2014 the Company had no foreign exchange options.

        Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in AOCI. Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $193,880 and $401,555 at December 31, 2015 and December 31, 2014, respectively.

        The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,637,129 and $1,568,928 at December 31, 2015 and December 31, 2014, respectively.

Interest Rate Risk Management

        The Company enters into derivatives, particularly interest rate swaps and, to a certain extent, interest rate options to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire between 2016 and 2019 and have a weighted average interest rate of 0.70%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

        At December 31, 2015 and December 31, 2014, the notional amount of the euro-denominated interest rate swaps in place was €376,000 and €394,000 ($409,351 and $478,355 at December 31, 2015 and December 31, 2014, respectively).

        In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future long-term debt issuance, from time to time. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2015 and December 31, 2014, the Company had $58,581 and $85,675, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Derivative Financial Instruments Valuation

        The following table shows the carrying amounts of the Company's derivatives at December 31, 2015 and December 31, 2014.

	2015		2014
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	3,114	(2,921)	2,659	(24,509)
Interest rate contracts	—	(1,637)	—	—
Non-current
Foreign exchange contracts	171	(127)	—	(77)
Interest rate contracts	—	(961)	—	(4,779)

Total	$3,285	$(5,646)	$2,659	$(29,365)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	23,908	(7,056)	25,582	(29,295)
Non-current
Foreign exchange contracts	1,062	(65)	—	(137)
Derivatives embedded in the Convertible Bonds	—	(115,990)	—	(65,767)
Share Options to secure the Convertible Bonds	115,990	—	65,767	—

Total	$140,960	$(123,111)	$91,349	$(95,199)

(1)
At December 31, 2015 and December 31, 2014, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)
Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

        The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets and notes receivables or Other liabilities, respectively.

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

        The Company's own credit risk is incorporated in the fair value estimation of derivatives that are liabilities. Counterparty credit risk adjustments are factored into the valuation of derivatives that are assets. The Company monitors and analyses the credit risk from derivative financial instruments on a regular basis. For the valuation of derivative financial instruments, the credit risk is considered in the fair value of every individual instrument. The default probability is based upon the Credit Default Swap Spreads of each counterparty appropriate for the duration. The calculation of the credit risk considered in the valuation is performed by multiplying the default probability appropriate for the duration with the expected discounted cash flows of the derivative financial instrument.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or (Loss) Recognized in AOCI on Derivatives (Effective Portion) for the year ended December 31,			Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the year ended December 31,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2015	2014		2015	2014
Interest rate contracts	$17,362	$19,550	Interest income/expense	$22,810	$26,571
Foreign exchange contracts	2,273	(23,123)	Costs of Revenue	17,686	2,549

	$19,635	$(3,573)		$40,496	$29,120

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the year ended December 31,
	Location of (Gain) or Loss Recognized in Income on Derivatives
Derivatives not Designated as Hedging Instruments		2015	2014
Foreign exchange contracts	Selling, general and administrative expense	$(61,328)	$(83,901)
Foreign exchange contracts	Interest income/expense	8,196	6,483
Derivatives embedded in the Convertible Bonds	Interest income/expense	58,105	32,641
Share Options to secure the Convertible Bonds	Interest income/expense	(58,105)	(32,641)

		$(53,132)	$(77,418)

        For foreign exchange derivatives, the Company expects to recognize $1,276 of losses deferred in AOCI at December 31, 2015, in earnings during the next twelve months.

        The Company expects to incur additional interest expense of $21,323 over the next twelve months which is currently deferred in AOCI. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the interest rate swaps maturing between 2016 and 2019 at December 31, 2015.

        At December 31, 2015, the Company had foreign exchange derivatives with maturities of up to 18 months and interest rate swaps with maturities of up to 46 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

21.   Other Comprehensive Income (Loss)

        The changes in the components of other comprehensive income (loss) for the years ended December 31, 2015, 2014, and 2013 are as follows:

	Pretax	Tax effect	Net, before non- controlling interests	Non- controlling interests	Other comprehensive income (loss), net of tax
Year ended December 31, 2013
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(2,917)	$1,346	$(1,571)	$—	$(1,571)
Reclassification adjustments	25,449	(7,393)	18,056	—	18,056

Total other comprehensive income (loss) relating to cash flow hedges	22,532	(6,047)	16,485	—	16,485
Foreign currency translation adjustment	(112,395)	—	(112,395)	(2,044)	(114,439)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	39,571	(17,828)	21,743	—	21,743
Reclassification adjustments	25,418	(9,725)	15,693	—	15,693

Total other comprehensive income (loss) relating to defined benefit pension plans	64,989	(27,553)	37,436	—	37,436

Other comprehensive income (loss)	$(24,874)	$(33,600)	$(58,474)	$(2,044)	$(60,518)

Year ended December 31, 2014
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(3,573)	$1,417	$(2,156)	$—	$(2,156)
Reclassification adjustments	29,120	(8,385)	20,735	—	20,735

Total other comprehensive income (loss) relating to cash flow hedges	25,547	(6,968)	18,579	—	18,579
Foreign currency translation adjustment	(415,703)	—	(415,703)	(6,086)	(421,789)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(232,308)	81,476	(150,832)	—	(150,832)
Reclassification adjustments	17,147	(6,347)	10,800	—	10,800

Total other comprehensive income (loss) relating to defined benefit pension plans	(215,161)	75,129	(140,032)	—	(140,032)

Other comprehensive income (loss)	$(605,317)	$68,161	$(537,156)	$(6,086)	$(543,242)

Year ended December 31, 2015
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$19,635	$(6,154)	$13,481	$—	$13,481
Reclassification adjustments	40,496	(10,914)	29,582	—	29,582

Total other comprehensive income (loss) relating to cash flow hedges	60,131	(17,068)	43,063	—	43,063
Foreign currency translation adjustment	(348,543)	—	(348,543)	(4,961)	(353,504)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	49,304	(14,148)	35,156	—	35,156
Reclassification adjustments	34,623	(12,851)	21,772	—	21,772

Total other comprehensive income (loss) relating to defined benefit pension plans	83,927	(26,999)	56,928	—	56,928

Other comprehensive income (loss)	$(204,485)	$(44,067)	$(248,552)	$(4,961)	$(253,513)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        Changes in AOCI by component for the years ended December 31, 2015, 2014, and 2013 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2012	$(138,341)	$(179,423)	$(174,349)	$(492,113)	$2,869	$(489,244)

Other comprehensive income (loss) before reclassifications	(1,571)	21,743	(112,395)	(92,223)	(2,044)	(94,267)
Amounts reclassified from AOCI	18,056	15,693	—	33,749	—	33,749

Other comprehensive income (loss) after reclassifications	16,485	37,436	(112,395)	(58,474)	(2,044)	(60,518)

Balance at December 31, 2013	$(121,856)	$(141,987)	$(286,744)	$(550,587)	$825	$(549,762)

Other comprehensive income (loss) before reclassifications	(2,156)	(150,832)	(415,703)	(568,691)	(6,086)	(574,777)
Amounts reclassified from AOCI	20,735	10,800	—	31,535	—	31,535

Other comprehensive income (loss) after reclassifications	18,579	(140,032)	(415,703)	(537,156)	(6,086)	(543,242)

Balance at December 31, 2014	$(103,277)	$(282,019)	$(702,447)	$(1,087,743)	$(5,261)	$(1,093,004)

Other comprehensive income (loss) before reclassifications	13,481	35,156	(348,543)	(299,906)	(4,961)	(304,867)
Amounts reclassified from AOCI	29,582	21,772	—	51,354	—	51,354

Other comprehensive income (loss) after reclassifications	43,063	56,928	(348,543)	(248,552)	(4,961)	(253,513)

Balance at December 31, 2015	$(60,214)	$(225,091)	$(1,050,990)	$(1,336,295)	$(10,222)	$(1,346,517)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        Reclassifications out of AOCI for the years ended December 31, 2015, 2014, and 2013 are as follows:

	Amount of (Gain) Loss reclassified from AOCI in Income
				Location of (Gain) Loss reclassified from AOCI in Income
Details about AOCI Components	2015	2014	2013
(Gain) Loss related to cash flow hedges
Interest rate contracts	$22,810	$26,571	$28,111	Interest income/expense
Foreign exchange contracts	17,686	2,549	(3,251)	Costs of Revenue
Foreign exchange contracts	—	—	589	Interest income/expense

	40,496	29,120	25,449	Total before tax

	(10,914)	(8,385)	(7,393)	Tax expense or benefit

	$29,582	$20,735	$18,056	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) loss	$34,623	$17,147	$25,418	(1)

	34,623	17,147	25,418	Total before tax

	(12,851)	(6,347)	(9,725)	Tax expense or benefit

	$21,772	$10,800	$15,693	Net of tax

Total reclassifications for the period	$51,354	$31,535	$33,749	Net of tax

(1)
Included in the computation of net periodic pension cost (see Note 11 for additional details).

22.   Supplementary Cash Flow Information

        The following additional information is provided with respect to the consolidated statements of cash flows:

	2015	2014	2013
Supplementary cash flow information:
Cash paid for interest	$379,784	$379,978	$374,648

Cash paid for income taxes(1)	$547,401	$689,954	$542,625

Cash inflow for income taxes from stock option exercises(2)	$18,073	$8,529	$8,882

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(216,023)	$(2,505,027)	$(417,669)
Liabilities assumed	34,841	450,808	31,335
Noncontrolling interest subject to put provisions	7,622	95,015	15,460
Noncontrolling interest	983	328,997	9,104
Non-cash consideration	69,233	18,253	66,917

Cash paid	(103,344)	(1,611,954)	(294,853)
Less cash acquired	3,193	132,433	6,858

Net cash paid for acquisitions	(100,151)	(1,479,521)	(287,995)
Cash paid for investments	(184,101)	(274,913)	(195,921)
Cash paid for intangible assets	(32,558)	(24,624)	(11,809)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(316,810)	$(1,779,058)	$(495,725)

(1)
Net of tax refund.

(2)
Thereof the excess tax benefit allocated to additional paid-in capital for the twelve-month periods ending December 31, 2015, 2014 and 2013 was $13,451, $4,056 and $3,897, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

23.   Segment and Corporate Information

        In 2015, the Company increased its operating segments from three to four segments in conjunction with a change in the structure of how the Company manages its business. The operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed in prior years (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) have now been reclassified into four reporting segments during 2015.

        Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarter overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        Information pertaining to the Company's segment and Corporate activities for the twelve-month periods ended December 31, 2015, 2014 and 2013 is set forth below.

Segment and Corporate Information	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
2015
Revenue external customers	$11,813,330	$2,628,688	$1,501,456	$766,424	$16,709,898	$27,684	$16,737,582
Inter-segment revenue	5,292	1	143	447	5,883	(5,883)	—
Revenue	11,818,622	2,628,689	1,501,599	766,871	16,715,781	21,801	16,737,582
Operating income(1)	1,797,835	576,895	297,860	48,233	2,720,823	(394,091)	2,326,732
Depreciation and amortization	(399,434)	(113,131)	(44,616)	(14,835)	(572,016)	(145,306)	(717,322)
Income (loss) from equity method investees	20,799	6,820	2,526	1,307	31,452	—	31,452
Total assets	17,411,104	3,306,939	1,731,908	609,563	23,059,514	2,473,972	25,533,486
thereof investments in equity method investees	288,956	220,610	109,347	25,796	644,709	—	644,709
Capital expenditures, acquisitions and investments(2)	709,503	174,229	48,949	50,549	983,230	286,523	1,269,753
2014(3)
Revenue external customers	$10,500,095	$3,072,067	$1,356,936	$836,008	$15,765,106	$66,507	$15,831,613
Inter-segment revenue	8,992	0	7	336	9,335	(9,335)	—
Revenue	10,509,087	3,072,067	1,356,943	836,344	15,774,441	57,172	15,831,613
Operating Income	1,642,911	589,971	279,046	101,439	2,613,367	(358,834)	2,254,533
Depreciation and amortization	(364,137)	(133,155)	(37,729)	(19,814)	(554,835)	(144,493)	(699,328)
Income (loss) from equity method investees	18,457	4,415	942	1,024	24,838	—	24,838
Total assets(4)	16,888,556	3,585,851	1,821,667	723,079	23,019,153	2,361,828	25,380,981
thereof investments in equity method investees	291,118	238,604	119,428	27,672	676,822	—	676,822
Capital expenditures, acquisitions and investments(5)	2,006,585	210,509	128,480	74,135	2,419,709	290,976	2,710,685
2013(3)
Revenue external customers	$9,606,111	$3,023,316	$1,104,463	$842,540	$14,576,430	$33,297	$14,609,727
Inter-segment revenue	7,045	—	—	—	7,045	(7,045)	—
Revenue	9,613,156	3,023,316	1,104,463	842,540	14,583,475	26,252	14,609,727
Operating Income	1,623,071	600,972	167,861	128,358	2,520,262	(264,066)	2,256,196
Depreciation and amortization	(331,397)	(137,484)	(31,162)	(19,458)	(519,501)	(128,724)	(648,225)
Income (loss) from equity method investees	16,388	7,184	1,844	689	26,105	—	26,105
Total assets(4)	14,666,442	4,063,667	1,431,060	682,755	20,843,924	2,210,511	23,054,435
thereof investments in equity method investees	268,370	278,167	117,909	—	664,446	—	664,446
Capital expenditures, acquisitions and investments(6)	789,340	203,787	45,005	37,628	1,075,760	167,903	1,243,663

(1)
On July 1, 2015, the Company completed the sale of its clinics in Venezuela to a third party. The purchase price for these clinics was $7,500, which resulted in a loss of approximately $26,289 before tax (approximately $26,920 after tax). The loss is primarily included in Selling, general and administrative costs line item of the Consolidated Income Statements.

(2)
North America, EMEA, Asia-Pacific, Latin America and Corporate acquisitions and investments exclude $6,070, $41,454, $36,455, $244 and $26,214, respectively, of non-cash acquisitions and investments for 2015.

(3)
Prior year information was adjusted to conform to the current year´s presentation due to the disaggregation of the International Segment disclosed previously into the EMEA Segment, Asia-Pacific Segment and Latin America Segment.

(4)
At December 31, 2014 and 2013, debt issuance costs in the amount of $66,120 and $65,471, respectively, have been reclassified from Prepaid expenses and other current assets and Other assets and notes receivables to Long-term debt and capital lease obligations to conform to the current year´s presentation.

(5)
North America, EMEA, Asia-Pacific and Latin America acquisitions exclude $35,656, $2,595, $164,044 and $5,379, respectively, of non-cash acquisitions for 2014.

(6)
North America, EMEA and Latin America acquisitions exclude $48,231, $9,435 and $9,251, respectively, of non-cash acquisitions for 2013.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

	Germany	North America	Rest of the World	Total
2015
Revenue external customers	$400,401	$11,813,330	$4,523,851	$16,737,582
Long-lived assets	556,276	14,771,036	2,963,439	18,290,751
2014
Revenue external customers	$456,937	$10,500,095	$4,874,581	$15,831,613
Long-lived assets	520,690	14,753,136	3,182,123	18,455,949
2013
Revenue external customers	$437,459	$9,606,111	$4,566,157	$14,609,727
Long-lived assets	581,936	12,859,787	3,226,779	16,668,502

24.   Subsequent Events

        Mr. Roberto Fusté, a member of the General Partner's Management Board as well as the Chief Executive Officer of the Asia-Pacific Segment resigned from the General Partner's Management Board effective March 31, 2016 and will retire from the Company. Mr. Fusté is succeeded by Mr. Harry de Wit, as of April 1, 2016.

        On February 17, 2016, the Company reached an agreement in principle to resolve the GranuFlo®/NaturaLyte® product liability litigation (see Note 19. "Commitments and Contingencies – Commercial Litigation"), which has been reflected in the Consolidated Financial Statements as well as within Item 5, "Operating and Financial Review and Prospects," included in this report.

25.   Supplemental Condensed Combining Information

        FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition of the Company, on a consolidated basis at December 31, 2015 and December 31, 2014 and its results of operations and cash flows for the periods ended December 31, 2015, 2014 and 2013. The following combining financial information for the Company is at December 31, 2015 and December 31, 2014 and for the periods ended December 31, 2015, 2014 and 2013, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Revenue	$—	$—	$1,870,515	$—	$17,938,856	$(3,071,789)	$16,737,582
Cost of revenue	—	—	1,192,256	—	13,279,090	(3,064,927)	11,406,419

Gross profit	—	—	678,259	—	4,659,766	(6,862)	5,331,163

Operating (income) expenses:
Selling, general and administrative(1)	—	183,650	255,184	190,544	2,256,333	(21,582)	2,864,129
Research and development	—	—	75,661	—	64,641	—	140,302

Operating income (loss)	—	(183,650)	347,414	(190,544)	2,338,792	14,720	2,326,732

Other (income) expense:
Interest, net	(6,993)	200,596	(3,706)	227,381	(25,829)	11	391,460
Other, net	—	(1,437,029)	208,835	(844,301)	—	2,072,495	—

Income (loss) before income taxes	6,993	1,052,783	142,285	426,376	2,364,621	(2,057,786)	1,935,272
Income tax expense (benefit)	2,584	23,338	120,728	(164,871)	880,073	(239,729)	622,123

Net income (loss)	4,409	1,029,445	21,557	591,247	1,484,548	(1,818,057)	1,313,149
Net income attributable to noncontrolling interests	—	—	—	—	283,704	—	283,704

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,409	$1,029,445	$21,557	$591,247	$1,200,844	$(1,818,057)	$1,029,445

(1)
Selling, general and administrative is presented net of income from equity method investees.

	For the year ended December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Revenue	$—	$—	$2,211,756	$—	$17,159,641	$(3,539,784)	$15,831,613
Cost of revenue	—	—	1,395,295	—	12,929,889	(3,489,417)	10,835,767

Gross profit	—	—	816,461	—	4,229,752	(50,367)	4,995,846

Operating (income) expenses:
Selling, general and administrative(1)	—	234,170	198,789	147,203	2,046,499	(7,462)	2,619,199
Research and development	—	—	74,338	—	47,776	—	122,114

Operating income (loss)	—	(234,170)	543,334	(147,203)	2,135,477	(42,905)	2,254,533

Other (income) expense:
Interest, net	(6,930)	238,554	(5,029)	198,726	(14,181)	(13)	411,127
Other, net	—	(1,555,399)	382,870	(771,567)	—	1,944,096	—

Income (loss) before income taxes	6,930	1,082,675	165,493	425,638	2,149,658	(1,986,988)	1,843,406
Income tax expense (benefit)	2,524	37,409	150,268	(136,469)	832,919	(303,053)	583,598

Net income (loss)	4,406	1,045,266	15,225	562,107	1,316,739	(1,683,935)	1,259,808
Net income attributable to noncontrolling interests	—	—	—	—	214,542	—	214,542

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,406	$1,045,266	$15,225	$562,107	$1,102,197	$(1,683,935)	$1,045,266

(1)
Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	For the year ended December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Revenue	$—	$—	$2,084,014	$—	$15,825,782	$(3,300,069)	$14,609,727
Cost of revenue	—	—	1,356,114	—	11,789,397	(3,274,181)	9,871,330

Gross profit	—	—	727,900	—	4,036,385	(25,888)	4,738,397

Operating (income) expenses:
Selling, general and administrative(1)	—	184,054	284,589	(48,563)	2,070,503	(134,187)	2,356,396
Research and development	—	—	72,638	—	53,336	(169)	125,805

Operating income (loss)	—	(184,054)	370,673	48,563	1,912,546	108,468	2,256,196

Other (income) expense:
Interest, net	(6,871)	210,759	5,922	176,643	22,108	—	408,561
Other, net	—	(1,545,184)	259,165	(816,954)	—	2,102,973	—

Income (loss) before income taxes	6,871	1,150,371	105,586	688,874	1,890,438	(1,994,505)	1,847,635
Income tax expense (benefit)	2,494	40,481	108,837	(50,528)	684,151	(193,423)	592,012

Net income (loss)	4,377	1,109,890	(3,251)	739,402	1,206,287	(1,801,082)	1,255,623
Net income attributable to noncontrolling interests	—	—	—	—	145,733	—	145,733

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,377	$1,109,890	$(3,251)	$739,402	$1,060,554	$(1,801,082)	$1,109,890

(1)
Selling, general and administrative is presented net of income from equity method investees.

	For the year ended December 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,409	$1,029,445	$21,557	$591,247	$1,484,548	$(1,818,057)	$1,313,149

Gain (loss) related to cash flow hedges	—	40,358	—	—	19,773	—	60,131
Actuarial gain (loss) on defined benefit pension plans	—	2,228	53,574	21,765	6,360	—	83,927
Gain (loss) related to foreign currency translation	—	(46,797)	(63,961)	—	(259,870)	17,124	(353,504)
Income tax (expense) benefit related to components of other comprehensive income	—	(12,251)	(15,869)	(8,586)	(7,361)	—	(44,067)

Other comprehensive income (loss), net of tax	—	(16,462)	(26,256)	13,179	(241,098)	17,124	(253,513)

Total comprehensive income	$4,409	$1,012,983	$(4,699)	$604,426	$1,243,450	$(1,800,933)	$1,059,636
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	278,743	278,743

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,409	$1,012,983	$(4,699)	$604,426	$1,243,450	$(2,079,676)	$780,893

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	For the year ended December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,406	$1,045,266	$15,225	$562,107	$1,316,739	$(1,683,935)	$1,259,808

Gain (loss) related to cash flow hedges	—	46,374	—	—	(20,827)	—	25,547
Actuarial gain (loss) on defined benefit pension plans	—	(4,788)	(85,460)	(116,240)	(8,673)	—	(215,161)
Gain (loss) related to foreign currency translation	—	20,407	(85,635)	—	(375,504)	18,943	(421,789)
Income tax (expense) benefit related to components of other comprehensive income	—	(11,873)	25,288	45,857	8,889	—	68,161

Other comprehensive income (loss), net of tax	—	50,120	(145,807)	(70,383)	(396,115)	18,943	(543,242)

Total comprehensive income	$4,406	$1,095,386	$(130,582)	$491,724	$920,624	$(1,664,992)	$716,566
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	208,456	208,456

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,406	$1,095,386	$(130,582)	$491,724	$920,624	$(1,873,448)	$508,110

	For the year ended December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,377	$1,109,890	$(3,251)	$739,402	$1,206,287	$(1,801,082)	$1,255,623

Gain (loss) related to cash flow hedges	—	21,020	—	—	1,512	—	22,532
Actuarial gain (loss) on defined benefit pension plans	—	(971)	(15,150)	83,597	(2,487)	—	64,989
Gain (loss) related to foreign currency translation	—	(158,328)	32,934	—	(12,896)	23,851	(114,439)
Income tax (expense) benefit related to components of other comprehensive income	—	(6,317)	(4,418)	32,979	(55,844)	—	(33,600)

Other comprehensive income (loss), net of tax	—	(144,596)	13,366	116,576	(69,715)	23,851	(60,518)

Total comprehensive income	$4,377	$965,294	$10,115	$855,978	$1,136,572	$(1,777,231)	$1,195,105
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	143,689	143,689

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,377	$965,294	$10,115	$855,978	$1,136,572	$(1,920,920)	$1,051,416

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	At December 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$2	$448	$5,055	$—	$544,443	$(448)	$549,500
Trade accounts receivable, less allowance for doubtful accounts	—	—	144,105	—	3,140,355	736	3,285,196
Accounts receivable from related parties	1,266,557	985,449	682,359	2,434,976	4,002,451	(9,153,507)	218,285
Inventories	—	—	233,012	—	1,256,252	(148,513)	1,340,751
Prepaid expenses and other current assets	—	91,902	60,024	983	1,186,883	34,923	1,374,715
Deferred taxes	—	—	—	—	251,999	(35,872)	216,127

Total current assets	1,266,559	1,077,799	1,124,555	2,435,959	10,382,383	(9,302,681)	6,984,574
Property, plant and equipment, net	—	595	267,926	—	3,260,604	(103,551)	3,425,574
Intangible assets	—	1,653	51,593	—	777,319	(76)	830,489
Goodwill	—	—	49,599	—	12,983,151	—	13,032,750
Deferred taxes	—	94,071	37,920	—	124,471	(115,524)	140,938
Other assets and notes receivables(1)	—	13,950,467	43,452	13,256,088	6,372,300	(32,503,146)	1,119,161

Total assets	$1,266,559	$15,124,585	$1,575,045	$15,692,047	$33,900,228	$(42,024,978)	$25,533,486

Current liabilities:
Accounts payable	$—	$7,233	$22,914	$—	$597,681	$—	$627,828
Accounts payable to related parties	—	277,986	497,410	1,668,390	5,386,272	(7,677,035)	153,023
Accrued expenses and other current liabilities	29,771	61,216	118,047	15,527	2,285,939	(7,363)	2,503,137
Short-term borrowings	—	—	—	—	109,700	(448)	109,252
Short-term borrowings from related parties	—	1,757,402	—	—	—	(1,738,350)	19,052
Current portion of long-term debt and capital lease obligations	—	25,228	—	200,000	439,107	—	664,335
Income tax payable	—	20,898	—	—	51,921	—	72,819
Deferred taxes	—	2,679	10,294	—	64,782	(41,356)	36,399

Total current liabilities	29,771	2,152,642	648,665	1,883,917	8,935,402	(9,464,552)	4,185,845
Long term debt and capital lease obligations, less current portion	1,157,603	663,515	—	2,113,544	6,657,108	(2,738,283)	7,853,487
Long term borrowings from related parties	—	2,276,600	—	2,680,741	—	(4,957,341)	—
Other liabilities	—	117,444	1,612	488,142	(176,998)	35,425	465,625
Pension liabilities	—	15,342	315,171	—	284,589	(29,774)	585,328
Income tax payable	801	11,900	—	—	22,060	127,739	162,500
Deferred taxes	—	—	—	—	784,292	(27,959)	756,333

Total liabilities	1,188,175	5,237,443	965,448	7,166,344	16,506,453	(17,054,745)	14,009,118
Noncontrolling interests subject to put provisions and other temporary equity	—	—	0	—	1,028,368	—	1,028,368
Redeemable Preferred Stock	—	—	—	235,141	(235,141)	—	—
Total FMC-AG & Co. KGaA shareholders' equity	78,384	9,887,142	609,597	8,290,562	15,991,690	(24,970,233)	9,887,142
Noncontrolling interests not subject to put provisions	—	—	—	—	608,858	—	608,858

Total equity	78,384	9,887,142	609,597	8,290,562	16,600,548	(24,970,233)	10,496,000

Total liabilities and equity	$1,266,559	$15,124,585	$1,575,045	$15,692,047	$33,900,228	$(42,024,978)	$25,533,486

(1)
Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	At December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$117	$5,722	$—	$628,015	$—	$633,855
Trade accounts receivable, less allowance for doubtful accounts	—	—	165,090	—	3,037,010	1,555	3,203,655
Accounts receivable from related parties	1,266,916	5,558,131	840,302	2,570,654	3,544,817	(13,587,595)	193,225
Inventories	—	—	231,127	—	1,038,591	(154,164)	1,115,554
Prepaid expenses and other current assets	—	70,348	43,387	183	1,182,301	30,350	1,326,569
Deferred taxes	—	—	—	—	290,064	(44,710)	245,354

Total current assets	1,266,917	5,628,596	1,285,628	2,570,837	9,720,798	(13,754,564)	6,718,212
Property, plant and equipment, net	—	566	260,662	—	3,147,750	(118,798)	3,290,180
Intangible assets	—	945	64,679	—	799,958	3,829	869,411
Goodwill	—	—	55,312	—	13,026,868	—	13,082,180
Deferred taxes	—	81,555	38,291	—	129,927	(108,721)	141,052
Other assets and notes receivables(1)	—	9,132,326	45,297	12,704,373	6,640,208	(27,242,258)	1,279,946

Total assets	$1,266,917	$14,843,988	$1,749,869	$15,275,210	$33,465,509	$(41,220,512)	$25,380,981

Current liabilities:
Accounts payable	$—	$1,844	$34,798	$—	$536,542	$—	$573,184
Accounts payable to related parties	—	39,749	587,677	1,662,032	10,237,608	(12,386,335)	140,731
Accrued expenses and other current liabilities	29,771	61,367	141,392	9,240	1,982,051	(26,576)	2,197,245
Short-term borrowings	—	1	—	—	132,692	—	132,693
Short-term borrowings from related parties	—	1,413,063	—	—	—	(1,407,706)	5,357
Current portion of long-term debt and capital lease obligations	—	55,391	—	200,000	58,216	—	313,607
Income tax payable	—	13,663	—	—	66,024	—	79,687
Deferred taxes	—	1,573	7,992	—	47,555	(22,333)	34,787

Total current liabilities	29,771	1,586,651	771,859	1,871,272	13,060,688	(13,842,950)	3,477,291
Long term debt and capital lease obligations, less current portion	1,162,534	826,038	—	2,321,039	7,760,886	(3,056,340)	9,014,157
Long term borrowings from related parties	—	2,891,256	—	2,833,854	72,505	(5,797,615)	—
Other liabilities	—	70,823	1,615	170,149	147,015	22,374	411,976
Pension liabilities	—	14,872	324,156	—	296,531	6,759	642,318
Income tax payable	637	11,035	—	—	48,370	117,559	177,601
Deferred taxes	—	—	—	—	831,050	(26,441)	804,609

Total liabilities	1,192,942	5,400,675	1,097,630	7,196,314	22,217,045	(22,576,654)	14,527,952
Noncontrolling interests subject to put provisions and other temporary equity	—	—	0	—	824,658	—	824,658
Redeemable Preferred Stock	—	—	—	235,141	(235,141)	—	—
Total FMC-AG & Co. KGaA shareholders' equity	73,975	9,443,313	652,239	7,843,755	10,073,889	(18,643,858)	9,443,313
Noncontrolling interests not subject to put provisions	—	—	—	—	585,058	—	585,058

Total equity	73,975	9,443,313	652,239	7,843,755	10,658,947	(18,643,858)	10,028,371

Total liabilities and equity	$1,266,917	$14,843,988	$1,749,869	$15,275,210	$33,465,509	$(41,220,512)	$25,380,981

(1)
Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	For the year ended December 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,409	$1,029,445	$21,557	$591,247	$1,484,548	$(1,818,057)	$1,313,149
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(1,026,063)	—	(844,301)	—	1,870,364	—
Depreciation and amortization	—	611	52,242	—	698,483	(34,014)	717,322
Change in deferred taxes, net	—	(28,642)	(1,997)	—	(2,415)	(12,398)	(45,452)
(Gain) loss on sale of fixed assets and investments	—	(65,480)	880	—	(3,157)	65,439	(2,318)
(Gain) loss on investments	—	49,283	—	—	—	(49,283)	—
(Write Up) write-off loans from related parties	—	(6,306)	50,344	—	—	(44,038)	—
Compensation expense related to stock options	—	6,583	—	—	5,740	—	12,323
Investments in equity method investees, net	—	5,535	—	—	(23,311)	—	(17,776)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	1,307	—	(332,939)	672	(330,960)
Inventories	—	—	(26,250)	—	(283,906)	9,147	(301,009)
Prepaid expenses and other current and non-current assets	—	5,090	(33,404)	193,867	(117,604)	48	47,997
Accounts receivable from / payable to related parties	(12)	593,823	(90,143)	185,216	(621,180)	(40,796)	26,908
Accounts payable, accrued expenses and other current and non-current liabilities	—	18,756	20,310	4,370	505,793	(274)	548,955
Income tax payable	164	10,853	—	(164,871)	128,319	16,443	(9,092)

Net cash provided by (used in) operating activities	4,561	593,488	(5,154)	(34,472)	1,438,371	(36,747)	1,960,047

Investing Activities:
Purchases of property, plant and equipment	—	(341)	(80,824)	—	(904,256)	32,478	(952,943)
Proceeds from sale of property, plant and equipment	—	57	(555)	—	17,906	—	17,408
Disbursement of loans to related parties	—	(301,245)	—	312,278	—	(11,033)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(90,112)	(891)	—	(270,693)	44,886	(316,810)
Proceeds from divestitures	—	20,562	—	—	251,660	(20,562)	251,660

Net cash provided by (used in) investing activities	—	(371,079)	(82,270)	312,278	(905,383)	45,769	(1,000,685)

Financing Activities:
Short-term debt, net	—	14,534	87,346	—	(113,244)	(448)	(11,812)
Long-term debt and capital lease obligations, net	(4,560)	(50,839)	—	(277,806)	3,352	11,033	(318,820)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(290,750)	—	(290,750)
Proceeds from exercise of stock options	—	76,093	—	—	18,073	—	94,166
Dividends paid	—	(263,244)	—	—	(2,707)	2,707	(263,244)
Capital increase (decrease)	—	—	—	—	22,762	(22,762)	—
Distributions to noncontrolling interest	—	—	—	—	(284,474)	—	(284,474)
Contributions from noncontrolling interest	—	—	—	—	67,395	—	67,395

Net cash provided by (used in) financing activities	(4,560)	(223,456)	87,346	(277,806)	(579,593)	(9,470)	(1,007,539)

Effect of exchange rate changes on cash and cash equivalents	—	1,378	(589)	—	(36,967)	—	(36,178)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1	331	(667)	—	(83,572)	(448)	(84,355)
Cash and cash equivalents at beginning of period	1	117	5,722	—	628,015	—	633,855

Cash and cash equivalents at end of period	$2	$448	$5,055	$—	$544,443	$(448)	$549,500

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	For the year ended December 31, 2014
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,406	$1,045,266	$15,225	$562,107	$1,316,739	$(1,683,935)	$1,259,808
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	4,211,195	—	(771,567)	—	(3,439,628)	—
Depreciation and amortization	—	632	55,433	—	676,704	(33,441)	699,328
Change in deferred taxes, net	—	(18,444)	(2,212)	—	145,601	(11,155)	113,790
(Gain) loss on sale of fixed assets and investments	—	—	131	—	2,523	—	2,654
(Gain) loss on investments	—	13,862	986	—	—	(14,848)	—
(Write Up) write-off loans from related parties	—	67,629	7,371	—	—	(75,000)	—
Compensation expense related to stock options	—	6,307	—	—	2,200	—	8,507
Investments in equity method investees, net	—	42,087	—	—	(18,964)	—	23,123
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(33,760)	—	(123,932)	281	(157,411)
Inventories	—	—	24,166	—	(148,719)	38,795	(85,758)
Prepaid expenses and other current and non-current assets	—	20,961	10,742	149,106	(198,834)	(6,154)	(24,179)
Accounts receivable from / payable to related parties	(3)	(5,222,902)	6,481	(814,972)	948,813	5,077,605	(4,978)
Accounts payable, accrued expenses and other current and non-current liabilities	—	29,906	47,061	1,754	42,577	126	121,424
Income tax payable	(1,650)	(112,696)	—	(136,469)	146,271	9,628	(94,916)

Net cash provided by (used in) operating activities	2,753	83,803	131,624	(1,010,041)	2,790,979	(137,726)	1,861,392

Investing Activities:
Purchases of property, plant and equipment	—	(835)	(111,994)	—	(863,362)	44,564	(931,627)
Proceeds from sale of property, plant and equipment	—	—	454	—	11,219	—	11,673
Disbursement of loans to related parties	—	(163,172)	—	249,485	—	(86,313)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(273,204)	(15,168)	(1,800)	(1,773,964)	285,078	(1,779,058)
Proceeds from divestitures	—	—	—	—	8,257	—	8,257

Net cash provided by (used in) investing activities	—	(437,211)	(126,708)	247,685	(2,617,850)	243,329	(2,690,755)

Financing Activities:
Short-term debt, net	—	1,803	(2,982)	—	(28,172)	—	(29,351)
Long-term debt and capital lease obligations, net	(2,752)	540,825	—	762,356	(124,109)	86,313	1,262,633
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(9,500)	—	(9,500)
Proceeds from exercise of stock options	—	98,523	—	—	8,524	—	107,047
Dividends paid	—	(317,903)	—	—	(20,387)	20,387	(317,903)
Capital increase (decrease)	—	—	—	—	218,371	(218,371)	—
Distributions to noncontrolling interest	—	—	—	—	(250,271)	—	(250,271)
Contributions from noncontrolling interest	—	—	—	—	42,356	—	42,356

Net cash provided by (used in) financing activities	(2,752)	323,248	(2,982)	762,356	(163,188)	(111,671)	805,011

Effect of exchange rate changes on cash and cash equivalents	—	30,264	(702)	—	(54,132)	—	(24,570)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1	104	1,232	—	(44,191)	(6,068)	(48,922)
Cash and cash equivalents at beginning of period	0	13	4,490	—	672,206	6,068	682,777

Cash and cash equivalents at end of period	$1	$117	$5,722	$—	$628,015	$—	$633,855

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	For the year ended December 31, 2013
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,377	$1,109,890	$(3,251)	$739,402	$1,206,287	$(1,801,082)	$1,255,623
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(924,138)	—	(816,954)	—	1,741,092	—
Depreciation and amortization	—	689	52,029	—	629,071	(33,564)	648,225
Change in deferred taxes, net	—	(34,548)	3,149	—	46,888	424	15,913
(Gain) loss on sale of fixed assets and investments	—	(43)	437	—	(33,378)	—	(32,984)
(Gain) loss on investments	—	—	(61)	—	—	61	—
(Write Up) write-off loans from related parties	—	91,593	—	—	—	(91,593)	—
Compensation expense related to stock options	—	13,593	—	—	—	—	13,593
Cash inflow (outflow) from hedging	—	(4,073)	—	—	—	—	(4,073)
Investments in equity method investees, net	—	22,945	—	—	(20,610)	—	2,335
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	14,851	—	(54,149)	(1,982)	(41,280)
Inventories	—	—	(4,162)	—	(70,848)	20,092	(54,918)
Prepaid expenses and other current and non-current assets	—	46,352	(11,519)	(44,179)	72,114	5,107	67,875
Accounts receivable from / payable to related parties	(8)	(334,000)	644,752	128,185	(559,991)	106,351	(14,711)
Accounts payable, accrued expenses and other current and non-current liabilities	—	11,469	21,203	6,246	181,426	(5,080)	215,264
Income tax payable	174	7,917	—	(50,528)	7,661	(1,281)	(36,057)

Net cash provided by (used in) operating activities	4,543	7,646	717,428	(37,828)	1,404,471	(61,455)	2,034,805

Investing Activities:
Purchases of property, plant and equipment	—	(320)	(76,096)	—	(712,213)	40,691	(747,938)
Proceeds from sale of property, plant and equipment	—	48	583	—	19,216	—	19,847
Disbursement of loans to related parties	—	911,133	—	141,347	—	(1,052,480)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(103,308)	(24,503)	(1,000)	(492,683)	125,769	(495,725)
Proceeds from divestitures	—	—	—	—	18,276	—	18,276

Net cash provided by (used in) investing activities	—	807,553	(100,016)	140,347	(1,167,404)	(886,020)	(1,205,540)

Financing Activities:
Short-term debt, net	—	20	(613,593)	—	597,859	—	(15,714)
Long-term debt and capital lease obligations, net	(4,544)	(140,374)	—	1,596,569	(2,680,352)	1,052,480	(176,221)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	189,250	—	189,250
Proceeds from exercise of stock options	—	102,419	—	—	8,881	—	111,300
Proceeds from conversion of preference shares into ordinary shares	—	34,784	—	—	—	—	34,784
Purchase of treasury stock	—	(505,014)	—	—	—	—	(505,014)
Dividends paid	—	(296,134)	—	(684,229)	681,345	2,884	(296,134)
Capital increase (decrease)	—	—	—	(1,014,859)	1,117,683	(102,824)	—
Distributions to noncontrolling interest	—	—	—	—	(216,758)	—	(216,758)
Contributions from noncontrolling interest	—	—	—	—	66,467	—	66,467

Net cash provided by (used in) financing activities	(4,544)	(804,299)	(613,593)	(102,519)	(235,625)	952,540	(808,040)

Effect of exchange rate changes on cash and cash equivalents	—	(10,965)	170	—	(15,693)	—	(26,488)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(1)	(65)	3,989	—	(14,251)	5,065	(5,263)
Cash and cash equivalents at beginning of period	1	78	501	—	686,457	1,003	688,040

Cash and cash equivalents at end of period	$—	$13	$4,490	$—	$672,206	$6,068	$682,777

FRESENIUS MEDICAL CARE AG & Co. KGaA

Schedule II – Valuation and Qualifying Accounts
(in thousands, except share data)

Development of allowance for doubtful accounts

	2015	2014	2013
Allowance for doubtful accounts as of January 1	$418,508	$413,165	$328,893
Change in valuation allowances as recorded in the consolidated statements of income	440,284	325,451	336,090
Write-offs and recoveries of amounts previously written-off	(381,087)	(309,058)	(249,783)
Foreign currency translation	(11,915)	(11,050)	(2,035)

Allowance for doubtful accounts as of December 31	$465,790	$418,508	$413,165

S-II