Form 20-F
period 2016-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2017-02-22
CIK 1333141

Use these links to rapidly review the document

INDEX OF FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

Ordinary Shares, no par value: 306,221,840

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

☐ Yes                ☒ No

i

Certain Defined Terms

        In this report, (1) the "Company" refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, "Information on the Company – History and Development of the Company – History" below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) "we", "us" and "our" refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) "Fresenius Medical Care AG" and "FMC-AG" refer to the Company as a German stock corporation before the transformation of legal form and "FMC-AG & Co. KGaA" refers to the Company as a German partnership limited by shares after the transformation and (4) "FMCH" and "D-GmbH" refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our shares as of February 16, 2017, 30.82% based on 306,221,840 outstanding shares, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. The phrase "Fresenius SE and its subsidiaries" refers to Fresenius SE and all of the companies of the Fresenius SE group, other than FMC-AG & Co. KGaA and the subsidiaries of FMC-AG & Co. KGaA. Each of "Management AG", "FMC Management AG" and the "General Partner" refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. "Management Board" and "our Management Board" refer to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" and "our Supervisory Board" refer to the supervisory board of FMC-AG & Co. KGaA. "Ordinary shares" refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following the conversion, we refer to our ordinary shares as "shares." The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management and procurement within our Global Manufacturing & Quality and Global Research & Development departments. All references in this report to the notes to our financial statements are to the Notes to Consolidated Financial Statements included in this report.

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

        These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes that could be enacted due to the announced intention of the Trump Administration to repeal the Patient Protection and Affordable Care Act;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with current and future government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act, EU Medical Device Directive and related local legislation as well as other comparable regulatory regimes in many of the more than 120 countries in which we supply health care services and/or products;

  •
  the influence of commercial insurers and managed care organizations, including efforts by these organizations to manage costs by limiting healthcare benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

  •
  the impact of health care, tax and trade law reforms and regulation, including those proposed by the Trump Administration in the U.S.;

  •
  product liability risks;

  •
  risks relating to our ability to continue to make acquisitions;

  •
  the impact of currency fluctuations, which may increase when we commence use of the euro as our reporting currency in 2017 due to the larger portion of our revenues that will be received in a currency other than the euro;

  •
  the United Kingdom vote in favor of withdrawal from the European Union and its possible effects on the tax, tax treaty, currency, operational, legal and regulatory regimes to which our businesses in the region are subject, as well as the present uncertainty regarding these and related issues;

  •
  our ability to protect our information technology systems against cybersecurity attacks or prevent other privacy or data security incidents;

  •
  changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

  •
  increases in raw material and energy costs or the inability to procure raw materials;

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

        Important factors that could contribute to such differences are noted in Item 3D, "Key Information – Risk Factors" in Item 4, "Information on the Company," under "Business Overview," in Item 5, "Operating and Financial Review and Prospects" and in Note 18 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" included in this report.

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

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable

Item 2.    Other Statistics and Expected Timetable

        Not applicable

Item 3.    Key Information

A.    Selected Financial Data

        The following table summarizes the consolidated financial information for our business for each of the years in the five-year period ended December 31, 2016. We derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America and KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), an independent registered public accounting firm, audited these financial statements. All American Depositary Share ("ADS") and per ADS data reflect the two-for-one split of the ADSs representing our Ordinary Shares and the ADSs representing our previously outstanding preference shares, which was effective December 3, 2012. As a result of the split of our ADSs, the ratio of each class of ADSs was changed from one ADS representing one share to two ADSs representing one share. (See Item 4.A, "Information on the Company – History and Development of the Company – History"). All per ADS amounts in the table have been restated to reflect the ADS splits. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, "Operating and Financial Review and Prospects." On December 1, 2016, we announced that commencing with our quarterly report to be filed for the first quarter of 2017, such financial statements and financial information will be prepared in accordance with IFRS, using the euro as our reporting currency. Please refer to our website for the historical financial data prepared in accordance with International Financial Reporting Standards ("IFRS") for the years 2012 through 2015 (http:/ /www.freseniusmedicalcare.com/en/news/details/title/fresenius-medical-care-will-focus-on-ifrs-reporting-and-discontinue-us-gaap-financial-statements/). In furnishing our web site address in this report, however, we do not intend to incorporate this or any other information on our web site into this report, and any information on our web site should not be considered to be part of this report.

	2016	2015	2014	2013	2012
	(in millions except share and per share amounts)
Statement of Operations Data:
Revenue	$17,911	$16,738	$15,832	$14,610	$13,800
Cost of revenues	12,131	11,407	10,836	9,872	9,199

Gross profit	5,780	5,331	4,996	4,738	4,601
Selling, general and administrative(a)	3,045	2,895	2,644	2,382	2,187
Research and development	162	140	122	126	112
Income from equity method investees	(65)	(31)	(25)	(26)	(17)
Other operating expenses	—	—	—	—	100

Operating income	2,638	2,327	2,255	2,256	2,219
Investment gain	—	—	—	—	140
Interest expense, net	406	391	411	409	426

Income before income taxes	2,232	1,936	1,844	1,847	1,933
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,243	$1,029	$1,045	$1,110	$1,187

Weighted average shares outstanding	305,748,381	304,440,184	302,339,124	301,877,304	301,139,652
Basic earnings per share	$4.07	$3.38	$3.46	$3.65	$3.89
Basic earnings per ADS	2.04	1.69	1.73	1.83	1.94
Fully diluted earnings per share	4.06	3.38	3.45	3.65	3.87
Fully diluted earnings per ADS	2.03	1.69	1.73	1.83	1.93
Dividends declared and paid per share (€)(b)	0.80	0.78	0.77	0.75	0.69
Dividends declared and paid per share ($)(b)	0.91	0.87	0.93	1.03	0.89

	2016	2015	2014	2013	2012
	(in millions except share and per share amounts)
Balance Sheet Data at December 31:
Working capital	$2,214	$2,619	$3,030	$2,481	$2,713
Total assets	26,934	25,365	25,170	22,799	21,998
Total long-term debt (excluding current portion)	7,203	7,853	9,014	7,681	7,709
Shareholders' equity	11,457	10,496	10,028	9,485	9,207
Capital Stock – Preference shares – Nominal Value(c)	—	—	—	—	4
Capital Stock – Nominal Value	380	387	385	382	375

(a)
Included in Selling, general and administrative are gains on the sale of dialysis clinics in the amount of $1, $9 and $36 for 2014, 2013 and 2012, respectively.

(b)
Amounts shown for each year from 2016 to 2012 represent dividends declared and paid in each such year with respect to our operations in the year preceding payment. Our General Partner's Management Board has proposed dividends with respect to our operations in 2016 of €0.96 per share . These dividends are subject to approval by our shareholders at our Annual General Meeting ("AGM") to be held on May 11, 2017.

(c)
As of June 28, 2013 all preference shares for capital stock were converted into Ordinary Shares. As of December 31, 2016, only one class of shares exists.

        We conduct our business on a global basis in various currencies, although our operations are located principally in the U.S. and Germany. We prepare our consolidated financial statements, from which we derived the selected financial data above, utilizing the U.S. dollar as our reporting currency. We have converted the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the respective period, as shown. For information regarding the exchange rates used in preparing our consolidated financial statements, see Item 11, "Quantitative and Qualitative Disclosures About Market Risk – Management of Foreign Exchange and Interest Rate Risks – Foreign Exchange Risks."

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

Risks Relating to Regulatory Matters.

We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.

        The delivery of healthcare services and products is highly regulated in most of the countries in which we operate. Proposals for legislative reform in these countries are often introduced to improve access to care, address quality of care issues and manage costs of the healthcare system. In the U.S., the Trump Administration and the 115th Congress have publicly announced their intention to pursue, and may enact, significant changes to existing health care programs. Certain health insurance provisions of ACA, if not many more ACA provisions, are likely targets for change. Changes of this nature could have significant effects on our businesses, both positive and negative, but the outcomes are impossible to predict.

Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.

        We receive reimbursement for our healthcare services from both public, government-sponsored payors and private, commercial payors. A large portion of our businesses is reimbursed by government payors, in particular the Medicare and Medicaid program in the U.S. For the year ended December 31, 2016, approximately 32% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. The Medicare and Medicaid programs change their payment methodologies and funding from time to time in ways that are driven by changes in statute, economic conditions, or policy. For example, a 2% reduction to Medicare payments due to the Budget Control Act of 2011 ("BCA") and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs, took effect on April 1, 2013 and continues in force. In addition, options to restructure the Medicare program in the direction of a defined-contribution, "premium support" model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, are also likely to be considered. Changes in payment methodologies and funding or payment requirements of (without limitation) the End-Stage Renal Disease Prospective Payment System, the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We have very little opportunity to influence or predict the magnitude of those changes. For further information regarding Medicare and Medicaid reimbursement, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and Item 5, "Operating and Financial Review and Prospects – Overview."

        Government reimbursement programs generally pay less than private insurance. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. In 2016, approximately43% of our consolidated Health Care revenues were attributable to private payors and hospitals in the North America Segment. Therefore, if the private payors in the North America Segment reduce their payments for our services, or if we experience a material shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would materially decrease. Over the last few years, we have generally been able to implement modest annual price increases for private insurers and integrated care organizations, but. there can be no assurance that we can achieve future price increases from private insurers and integrated care organizations offering private insurance coverage to our patients. Any of the following events, among others, could have a material adverse effect on our operating results:

  •
  we may be subject to reductions in reimbursement from private payors;

  •
  we may experience a reduction in our ability to attract commercially insured patients to utilize our health care services relative to historical levels;

  •
  a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by integrated care organizations, which may use payment methodologies that reduce reimbursement for our services; or

  •
  a portion of our business that is currently reimbursed by private insurers at rates based on our billed charges may become reimbursed under contracts at lower rates.

  •
  a portion of our patients who are currently covered by private insurers and rely on charitable assistance to defray their insurance premium costs may be forced to transition to government funded reimbursement programs with lower rates for our services if efforts to restrict or eliminate the charitable funding of patient insurance premiums are successful.

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

  •
  regulatory approvals for products or product improvements;

  •
  the quality, safety and efficacy of medical and pharmaceutical products and supplies;

  •
  the operation of manufacturing facilities, laboratories and dialysis clinics;

  •
  product labeling, advertising and other promotion;

  •
  accurate reporting and billing for government and third-party reimbursement, including accurate and complete medical records to support such billing;

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

        By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of "qui tam" or "whistle-blower" actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs. For information about certain of these pending investigations and lawsuits, see Note 18 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures," included in this report.

        In addition, there may be future legislative or regulatory changes that affect FDA procedures or decision making for approving medical device or drug products. Any such legislation or regulations, if enacted or promulgated, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect our information technology security systems against cyber-attacks or prevent other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of sensitive personal information or proprietary or confidential information, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse effect on our results of operations, financial position, and cash flows.

        We routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third-parties. We may be subject to breaches of the information technology security systems we use.

        A cyber-attack may penetrate our security controls and misappropriate or compromise sensitive personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our products, to create system disruptions, cause shutdowns, or deploy viruses, worms, and other malicious software programs that attack our systems. Any failure to keep our information technology systems and our patients' and customers' sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our business associates or vendors, could adversely affect our reputation and operations and also expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could adversely affect our business, results of operations, financial condition or liquidity.

        As we increase the amount of personal information that we store and share digitally, our exposure to these data security and related cyber-attack risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. We have implemented security technologies, processes and procedures to protect our confidential data; however, there are no assurances that such measures will be effective against all types of breaches.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

        The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene the Company's compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition. The Company has received communications alleging conduct in countries outside the U.S. that may violate the FCPA or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigations and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests. Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company's ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter. Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities. See "Item 15B. Management's annual report on internal control over financial reporting" and Note 18 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures," included in this report.

If our joint ventures violate the law, our business could be adversely affected.

        A number of the dialysis clinics and health care centers that we operate are owned, or managed, by joint ventures in which one or more hospitals, physicians or physician practice groups hold an interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. Because our relationships with physicians are governed by the federal and state anti-kickback statutes, we have structured our joint venture arrangements to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti-Kickback Statute; however, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute, the Stark Law or other similar laws worldwide, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from Medicare, Medicaid and other U.S. federal and state healthcare programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations. In 2015, we received subpoenas from the U.S. Attorneys for Colorado and New York requesting information pertaining to certain of our joint venture dialysis facilities. See Note 18 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures," included in this report.

Risks Relating to Our Business

The utilization of ESAs could materially impact our operating profit. An interruption of supply or our inability to obtain satisfactory terms for ESAs could reduce our operating profit.

        Erythropoietin stimulating agents ("ESAs") are synthetically engineered hormones that stimulate the production of red blood cells used to treat anemia in dialysis patients. ESAs are manufactured for sale in the U.S. by Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa) and Hoffmann-La Roche under the brand name Mircera®.

        Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) a reduction of the current overfill amount in ESA vials that we currently use (liquid medications, including certain ESAs in vial containers, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), (ii) an interruption of supply of ESAs, or (iii) material increases in the utilization of ESAs for patients for whom the cost of EPO is included in a bundled reimbursement rate.

If we fail to estimate, price for and manage our medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows.

        Through our value-based agreements and health insurance products, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments from governmental and commercial insurers. We currently participate in various value-based programs, including (i) CMS's Bundled Payments for Care Improvement ("BPCI") program and Comprehensive End-Stage Renal Disease ("ESRD") Care initiative, (ii) Medicare Advantage chronic special needs plans and (iii) capitation agreements with commercial insurers in which FMCH receives a fixed fee to cover all or a defined portion of the medical costs of a defined population of patients. See Item 4, "Information on the Company – Business Overview" for additional information.

  •
  BPCI is a CMS three-year pilot initiative with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. Our majority-owned subsidiary, Sound Inpatient Physicians, Inc. ("Sound"), commenced participation under BPCI in April 2015 in several markets. Under the BPCI, we have the ability to receive additional payments if we are able to deliver quality care at a cost that is lower than certain established benchmarks, but also have the risk of incurring financial penalties if we are unsuccessful in doing so. Should we fail to perform as required under the BPCI initiative and our agreement with CMS, CMS may, among other remedies, terminate our right to participate in the

    BPCI program, in whole or in part. CMS relied on authority granted by the Patient Protection and Affordable Care Act (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") to implement this project. Congress is expected to consider repeal or revision of ACA, and the posture of CMS in the Trump Administration toward projects of this sort may differ from that of the Obama Administration. Such changes may affect the project's future prospects in ways which we currently cannot quantify or predict.

  •
  Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians can form entities known as ESRD Seamless Care Organizations, or "ESCOs," as part of a new payment and care delivery model that seeks to deliver better health outcomes for ESRD patients while lowering CMS' costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS' cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. The Model commenced on October 1, 2015 with 13 ESCOs across the country, six of which were organized with our dialysis facilities. As of January 1, 2017, we added eighteen additional ESCOs organized with our dialysis facilities. The initial agreement period for all ESCOs participating in the Model lasts through 2018. As originally specified, CMS and each ESCO would then have the option of extending this agreement for an additional two years based on the ESCO's performance. This project was also implemented under ACA authority and is subject to the same caveats and uncertainties noted above with respect to the BPCI.

  •
  We are providing Medicare Advantage ESRD Chronic Conditions Special Needs Plan ("MA-CSNP") products in five states as of January 1, 2017. MA-CSNPs are Medicare health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Membership is limited to special needs individuals with specific severe or disabling chronic conditions such as ESRD. MA-CSNPs focus on improving the coordination of care by monitoring health status, managing chronic diseases, avoiding inappropriate hospitalizations and helping beneficiaries manage their condition more effectively on the care continuum. As a MA-CSNP, we will provide health care services and receive set payments from CMS for the complete care of ESRD patients who have enrolled in our MA-CSNP. For each MA-CSNP, we manage medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and care management programs. Total medical costs are affected by the number of individual services rendered, the cost of each service and the type of service rendered. Our revenue on Medicare Advantage policies is based on CMS' premiums set for ESRD beneficiaries, based on the average cost of similar beneficiaries in the Medicare program. The benefits, and projected medical costs, of these plans are submitted to CMS in June the year before the contract year ("Bid"). Although we base the premiums we charge and our Bids on our estimates of future medical costs over the fixed contract period, many factors may cause actual costs to exceed those estimated and reflected in premiums or Bids. These factors may include medical cost inflation, increased use of services, increased cost of individual services, natural catastrophes or other large-scale medical emergencies, epidemics, the introduction of new or costly drugs, treatments and technology, new mandated benefits (such as the expansion of essential benefits coverage) or other regulatory changes and insured population characteristics. Failure to adequately price our products or estimate the costs of providing benefits to our beneficiaries, or effectively manage our operating expenses, may result in a material adverse effect on our results of operations, financial position, and cash flows. There is also the possibility that Medicare Advantage Special Needs plans will not be re-authorized by Congress. Without Congressional action, these plans will expire on December 31, 2018. If the Special Needs plans are not re-authorized, our insurance business financial results could be materially and adversely impacted.

  •
  We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to Medicare Advantage ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we owe the payor the difference.

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

        Healthcare companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us; for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See Note 18 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in this report.

        While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all, or that our insurance carriers will not dispute their coverage obligations. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker's compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our sales and profitability.

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

  •
  fluctuations in exchange rates could adversely affect profitability, a risk which may increase with the use of the euro as our reporting currency;

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

  •
  the United Kingdom vote in favor of withdrawal from the European Union and its possible effects on the tax, tax treaty, currency, operational, legal and regulatory regimes to which our businesses in the region are subject, as well as the present uncertainty regarding other EU member countries pursuing and achieving similar votes;

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

        Our purchasing strategy is aimed at developing partnerships with strategic suppliers through long-term contracts and at the same time ensuring, where reasonably practicable, that we have at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing). To prevent loss of suppliers, we monitor our supplier relationships on a regular basis. Suppliers which are integral to our procurement functions are subject to performance and risk analyses. Through constant market analyses, a demands-based design of supplier relationships and contracts, as well as the use of financial instruments, we seek to mitigate disruptive component shortages and potential price increases. If the Company is unable to counteract the risk of bottleneck situations at times of limited availability of components and other materials in spite of its purchasing strategy in combination with ongoing monitoring of market developments, this could result in delays in production and hence have an adverse effect on the Company's results of operations. Similarly, material price increases by suppliers could also adversely affect the Company's result of operations.

If physicians and other referral sources cease referring patients to our health care service businesses and clinics or cease purchasing or prescribing our products, our revenues would decrease.

        In providing services within our health care business, we depend upon patients' choosing our health care facilities as the location for their care. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility, pharmacy, physician practice, vascular surgery center or urgent care center to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic's staff, convenient scheduling, and a clinic's location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of new or existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis business also depends on recommendations by hospitals, managed care plans and other healthcare institutions. If a significant number of physicians, hospitals or other healthcare institutions cease referring their patients to our clinics, this would reduce our health care revenue and could materially adversely affect our overall operations.

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

        Current and future economic conditions could adversely affect our business and our profitability. Among other things, the potential decline in federal and state revenues that may result from such conditions may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

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

        We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We could potentially receive notices of unfavorable adjustments and disallowances in connection with certain of these audits. If we are unsuccessful in contesting unfavorable determinations we could be required to make additional tax payments, which could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. See Item 5, "Operating and Financial Review and Prospects – IV. Liquidity and Capital Resources."

Risks Relating to our Securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

        At December 31, 2016, we had consolidated debt of $8,572 million and consolidated total shareholders' equity of $11,457 million. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

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

        Fresenius SE owns 30.82% of our outstanding shares, excluding treasury shares we held, as of February 16, 2017. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE's consent, either or both of which could adversely affect the price of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.

        Under the pooling agreement that we have entered into for the benefit of public holders of our shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC and to file information with the SEC with respect to annual and general meetings of our shareholders. The pooling agreement originally required that we prepare our annual and quarterly financial statements filed with the SEC in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). It was amended in June 2016 to provide that we may prepare such financial statements in accordance with U.S. GAAP or IFRS and, commencing with our report for the first quarter of 2017, we will prepare such financial statements in accordance with IFRS with the euro as our reporting currency. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors to certain transactions between us and Fresenius SE and its affiliates.

        We are a "foreign private issuer," as defined in the SEC's regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC's proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short – swing profit recovery provisions of Section 16 of the Exchange Act. We are also generally exempt from most of the governance rules applicable to companies listed on the New York Stock Exchange ("NYSE"), including the obligation to maintain a compensation committee of independent directors, other than the obligation to maintain an audit committee in accordance with Rule 10A – 3 under the Exchange Act and to provide annual (and, if required, quarterly) affirmations of our compliance. We must, however, disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities. See Item 16G, "Corporate Governance."

Item 4.    Information on the Company

A.    History and Development of the Company

General

        Fresenius Medical Care AG & Co. KGaA, is a partnership limited by shares (Kommanditgesellschaft auf Aktien or "KGaA"), formerly known as Fresenius Medical Care AG, a German stock corporation (Aktiengesellschaft or "AG") organized under the laws of Germany.

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

        In March, 2006, we completed the acquisition of Renal Care Group, Inc. ("RCG"), a Delaware corporation with principal offices in Nashville, Tennessee. RCG was the fourth largest dialysis care provider when we purchased it. RCG added additional clinics and services to our operations and continues to operate as a subsidiary. Please see Item 4C, "Information on the Company – Organizational Structure."

        In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG) and one for the U.S. (with Luitpold Pharmaceuticals Inc. and American Regent, Inc.), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) (outside of the U.S.). In December 2010, we announced the expansion of our agreements with Galenica by forming a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma, ("VFMCRP"), with the intention to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. FMC-AG & Co. KGaA owns 45% of the company which is headquartered in Switzerland. With VFMCRP, we have licenses for:

  •
  Venofer® Ferinject®

  •
  Velphoro®

  •
  OsvaRen® and Phosphosorb®

        For more information on our pharmaceutical licenses and distribution agreements. Please see Item 4B, "Information on the Company – Business Overview – Renal Pharmaceuticals."

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

        In 2011, we acquired International Dialysis Centers, the dialysis service business of Euromedic International, with over 8,200 hemodialysis patients and 70 clinics in nine countries, principally in Central and Eastern Europe and, American Access Centers, which operates 28 free-standing vascular access centers, which provided us with critical mass in our vascular access business.

        In 2012, we acquired 100% of the equity of Liberty Dialysis Holdings, Inc. ("Liberty Dialysis"), a Delaware corporation with principal offices in Mercer Island, Washington. Liberty Dialysis mainly provided dialysis services in the United States through the 263 clinics it operated.

        In 2013, Spectra, our laboratory testing for others in the U.S., acquired Shiel Laboratories ("Shiel"). In addition to providing blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient's therapy regimen, diet and medicines remain optimal, Shiel expanded our laboratory services to include clinical anatomic pathology and molecular testing in the New York region.

        In July 2014, we made an investment for a majority interest in Sound, a physician services organization focused on hospitalist and post-acute care services, furthering our strategic investments and expanding the health care services we offer. In May 2014, the Company acquired MedSpring Urgent Care Centers ("MedSpring") with operations in Illinois and Texas. MedSpring's 14 urgent care centers provide convenient, consistent, high-quality primary care and customer service. In October 2014 we acquired Laurus Healthcare L.P., which does business under the trade name National Cardiovascular Partners ("NCP"). NCP is the leading operator of outpatient cardiac catheterization and vascular laboratories in the U.S. In November 2014, Sound acquired Cogent Healthcare Cogent, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers.

        In November 2016, we acquired Xenios AG, a medical technology company focusing on minimally invasive treatment of lung and cardiac failure.

        The consolidated financial statements and other financial information contained in this report have been prepared and are presented in accordance with U.S. GAAP, as required by our pooling agreement, using the U.S. dollar as our reporting currency. In accordance with the authorization provided by our shareholders at our AGM held May 12, 2016, in June 2016, we amended the pooling agreement to permit us to prepare the financial statements and other financial information in our reports filed with or furnished to the SEC in accordance with IFRS. See Item 16G, Corporate Governance, "Description of the Pooling Arrangements." On December 1, 2016, we announced that commencing with our quarterly report to be filed for the first quarter of 2017, such financial statements and financial information will be prepared in accordance with IFRS, using the euro as our reporting currency.

B.    Business Overview

Our Business

        We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from ESRD as well as other health care services. We develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries and also use in our internal health care service operations. Our dialysis business is therefore vertically integrated. We describe our other health care services as Care Coordination. Care Coordination currently includes coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services, ambulatory surgery center services and urgent care services, which, together with dialysis care services represent our health care services. A summary representation of our services and products is as follows:

Health Care		Dialysis Products

Dialysis Care services	Care Coordination services	Major product groups
• ESRD-related treatments	• Hospitalist and intensivist	• Hemodialysis machines and peritoneal dialysis cyclers
• ESRD-related laboratory testing services	• Pharmacy	• Dialyzers
• Acute dialysis services	• Vascular, cardiovascular and endovascular specialty services	• Peritoneal dialysis solutions
	• Non-dialysis laboratory testing services	• Hemodialysis concentrates, solutions and granulates
	• Health plan	• Bloodlines
	• Ambulatory surgery center services and urgent care services	• Systems for water treatment
	• Physician practice services	• Renal pharmaceuticals
• Other equipment & medical devices

        For the year ended December 31, 2016, we had net revenues of $17.9 billion, a 7% increase (8% in constant currency, see Item 5, "Operating and Financial Review and Prospects – Non U.S. GAAP Measures for Presentation – Constant Currency") over 2015 revenues. In 2016, we derived 72% of our revenues from our North America Segment, 15% from our EMEA Segment, 9% from our Asia-Pacific Segment and 4% from our Latin America Segment.

        At December 31, 2016, we provided dialysis treatment to 308,471 patients in 3,624 clinics worldwide, located in more than 45 countries. In 2016, we provided 46,529,154 dialysis treatments, an increase of 4% compared to 2015.

        The following table summarizes net revenues for our North America Segment, EMEA Segment, Asia-Pacific Segment and our Latin America Segment in our major categories of activity, health care services and dialysis products for the three years ended December 31, 2016, 2015 and 2014.

	2016	2015	2014
	(in millions)
North America Segment
Health Care	$11,982	$10,932	$9,655
Dialysis Products	904	881	845

	12,886	11,813	10,500
EMEA Segment
Health Care	$1,294	1,226	1,438
Dialysis Products	1,373	1,403	1,634

	2,667	2,629	3,072
Asia-Pacific Segment
Health Care	$730	$667	$569
Dialysis Products	902	835	788

	1,632	1,502	1,357
Latin America Segment
Health Care	$513	$567	$588
Dialysis Products	199	199	248

	712	766	836

        We receive a substantial portion of our North America segment revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2016, 2015 and 2014 regarding the percentage of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in our Health Care revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,
	2016	2015	2014
Medicare program	43.6%	44.6%	47.5%
Private / alternative payors	43.2%	42.6%	43.1%
Medicaid and other government sources	5.0%	4.7%	3.5%
Hospitals	8.2%	8.1%	5.9%

Total	100.0%	100.0%	100.0%

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

        At the end of 2016, about 3.0 million patients regularly underwent dialysis worldwide. For dialysis treatment, we distinguish between two types: hemodialysis ("HD") and peritoneal dialysis ("PD"). In HD, a hemodialysis machine controls the flow of blood from the patient, the blood is cleansed by means of a specially designed filter known as a dialyzer and then pumped back into the body. With PD, the patient introduces a dialysis solution into his or her abdominal cavity and the patient's peritoneum is used as a dialyzing membrane. We provide dialysis services and products for both therapy methods. As a leading global healthcare company, we offer health care services and products in more than 120 countries around the world with a focus on the following areas:

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

Dialysis Services

        We provide dialysis treatment and related laboratory and diagnostic services through our global network of more than 3,600 outpatient dialysis clinics. At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. In hemodialysis treatment, a nurse connects the patient to the dialysis machine with the necessary tubing, known as bloodlines, and monitors the dialysis equipment and the patient's vital signs. The capacity of a clinic is a function of the number of stations and additional factors such as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

        As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S. These services include administering erythropoietin stimulating agents, or ESAs, which are synthetic engineered hormones that stimulate the production of red blood cells. ESAs are used to treat anemia, a medical complication that ESRD patients frequently experience. We administer ESAs to most of our patients in the U.S. Any interruption in supply of ESAs could materially adversely affect our business, financial condition and results of operations. A material increase in our utilization or acquisition cost for ESAs without an increase in the Medicare ESRD prospective payment system ("ESRD PPS") bundled reimbursement rate, could materially adversely affect our financial condition and results of operations.

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

Dialysis Products

        Based on internal estimates prepared using our MCS (see "Major Markets and Competitive Position," below), publicly available market data and our data of significant competitors, we are the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We supply dialysis products to our dialysis clinics and we also sell our dialysis products directly and through distributors in more than 120 countries. Most of our customers are dialysis clinics. For the year 2016, dialysis products accounted for 19% of our total revenue.

        We produce and distribute a wide range of machines and disposables for HD, PD and acute dialysis. The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other dialysis products. The following amounts exclude intercompany product sales:

	Year Ended December 31,
	2016		2015		2014
	Total Product Revenues	% of Total	Total Product Revenues	% of Total	Total Product Revenues	% of Total
	(in millions)
Hemodialysis Products	$2,790	82	$2,722	81	$2,904	81
Peritoneal Dialysis Products	385	11	385	12	427	12
Other	217	7	239	7	251	7

Total	$3,392	100	$3,346	100	$3,582	100

Hemodialysis Products

        Our advanced line of hemodialysis machines includes three series. We developed the 4008 and 5008 Series for our markets outside of North America and the 2008 Series for the North American market. In 2016, we introduced the series 6008 with the launch of our 6008 CAREsystem (see Item 5.VII, "Operating and Financial Review and Prospects – Research and Development"). Our various models of these machine series utilize our latest research and development efforts to improve the dialysis process for our patients. Examples of these improvements include the addition of Clinical Data eXchange™ (CDX), which allows the clinician to access MIS (Medical Information System) data directly from the dialysis station. In addition, the 2008K@home Wet Alert option provides a wireless wetness detector for the identification of blood leakage during dialysis.

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

  •
  Auto Flow and Idle mode enable dialysate savings

  •
  Battery backup which continues operations of the blood circuit and all protective systems up to 20 minutes following a power failure

  •
  Online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance monitoring

  •
  Eliminates the loss of valuable treatment space allocated to MIS systems and carts

  •
  bibag® Online Dry Bicarbonate Concentrate system, which produces bicarbonate concentrate directly in the machine eliminating the need for liquid bicarbonate jugs or a central bicarbonate system

  •
  Online data collection capabilities and computer interfacing with our Therapy Data Management System and/or medical information systems

  •
  Monitor and assess prescribed therapy

  •
  Connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network

  •
  Enter nursing records automatically at bedside

  •
  Adapt to new data processing devices and trends

  •
  Perform home hemodialysis with remote monitoring by a staff caregiver

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

        In December 2010, we announced the expansion of our agreements with Galenica by forming a new renal pharmaceutical company, VFMCRP, with the intention to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. FMC-AG & Co. KGaA owns 45% of the company which is headquartered in Switzerland. Galenica contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). Vifor Pharma, the pharmaceutical division of Galenica and its existing key affiliates or partners retain the responsibility for commercialization of both of these products outside the renal field.

Velphoro®

        As part of the agreement to create VFMCRP, Galenica also contributed to the new company the asset (excluding Japan) Velphoro®, a novel iron-based phosphate binder. Fresenius Medical Care North America ("FMCNA") markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the U.S. market. The product for the U.S. market is supplied by an FDA approved, Vifor manufacturing facility in Switzerland and an FDA approved contract manufacturer also located in Switzerland. Velphoro has also been approved in Europe via the central approval process and has been commercially launched in Germany, the United Kingdom, Sweden, Denmark, the Netherlands, Belgium and Switzerland. Velphoro has also been approved in France, Italy and Spain. The VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL.

OsvaRen® and Phosphosorb®

        In June 2015, we further developed our joint venture, VFMCRP, with Galenica. In addition to the iron replacement products Ferinject® and Venofer® for use in nephrology indications as well as the phosphate binder Velphoro® in our shared product portfolio, VFMCRP acquired nephrology medicines commercialized by us, including the phosphate binders OsvaRen® and Phosphosorb®. The transfer of the marketing rights was largely completed during the fourth quarter of 2015, allowing the joint venture to further develop its sales and marketing in key European markets. For more information on the transfer please see Note 2 in the Notes to the Consolidated Financial Statements, "Related Party Transactions," included in this report.

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

Medical Cost Management

        We are continuing to expand our activities in value-based healthcare contracting. Value based contracting includes shared savings arrangements in which private payors or government programs share the savings from reductions in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Such contacting also includes capitated arrangements in which private payors or government programs pay us a fixed amount per member under management to fund beneficiary medical expenses. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities.

Major Markets and Competitive Position

        To obtain and manage information on the status and development of global, regional and national markets we have developed our Market & Competitor Survey, or MCS. We use the MCS within the Company as a tool to collect, analyze and communicate current and essential information on the dialysis market, developing trends, our market position those of our competitors. Country – by – country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESRD, the treatment modality selected, products used, treatment location and the structure of ESRD patient care providers. The survey has been refined since inception to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors. While we believe the information contained in our surveys and competitor publications to be reliable, we have not independently verified the data or any assumptions from which our MCS is derived or on which the estimates they contain are based, and we do not make any representation as to the accuracy of such information. Except as otherwise specified herein, all patient and market data in this report have been derived using our MCS.

        We estimate that the volume of the global dialysis market was $76 billion in 2016 comprising approximately $14 billion of dialysis products and approximately $62 billion of dialysis services (including administration of dialysis drugs). The currency-adjusted growth rate amounted to 4% during the last year.

        We are the world's leading provider of dialysis services with a market share of about 10% based on the number of treated patients. In addition to providing services to the largest number of dialysis patients of any health care company, we also operate more dialysis clinics than any of our competitors: at the end of 2016, we had 3,624 (2015: 3,418) clinics worldwide. We treated 61% of our patients in North America, 19% in Europe, 10% in Latin America and 10% in the Asia-Pacific region.

        We are also the market leader in dialysis products with a 35% worldwide dialysis product market share. Dialyzers represent the largest product group in the worldwide dialysis market. In 2016, the worldwide dialyzer market had a sales volume of more than 280 million units including approximately 120 million units which we produced. Dialysis machines also represent a substantial dialysis product market. In 2016, we produced more than half of the 87,000 machines sold worldwide. The U.S. is our largest sales market for dialysis machines. In 2016, we manufactured more than 93% of the dialysis machines sold in the U.S. Our 2008 machine series is the leading dialysis system in the U.S. with more than 122,000 units in use. In 2015, we also held approximately 34% of the worldwide dialysis product market. Our share of the global dialyzer market was approximately 44% and our share of the dialysis machines market was approximately 50%.

Our competitive environment is described in more detail below:

        Health Care Services:    Over the last decade the dialysis industry has been characterized by ongoing consolidations. Internationally, the dialysis services market is much more fragmented, with a higher degree of public ownership in many countries. Our largest competitors are DaVita HealthCare Partners, Inc. and U.S. Renal Care, Inc. in the North America Segment, Diaverum S.à r.l. and Kuratorium für Heimdialyse in the EMEA Segment, B. Braun and Showa-Kai in the Asia-Pacific Segment, and Baxter International Inc. and DaVita in the Latin America Segment.

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

        Laboratory Services:    Spectra, our dialysis laboratory subsidiary, competes in the U.S. with large nationwide laboratories, dedicated dialysis laboratories and numerous local and regional laboratories, including hospital laboratories. In the laboratory services market, companies compete on the basis of performance, including quality of laboratory testing, timeliness of reporting test results and cost-effectiveness. We believe that our services are competitive in these areas.

        Products:    We compete globally in the product market which is largely segmented between hemodialysis and peritoneal dialysis. Our competitors include Baxter International Inc., Asahi Kasei Medical Co. Ltd., Medtronic Plc., B. Braun Melsungen AG, Nipro Corporation, Nikkiso Co., Ltd., NxStage Medical, Inc., Terumo Corporation, Kawasumi Laboratories Inc., Fuso Pharmaceuticals Industries Ltd., and Toray Industries, Inc. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products.

Our Strategy and Competitive Strengths

Company Strategy

        We focus our business activities on our patients' health through the quality of both our treatments and products with the objective of improving their quality of life and raising their life expectancy. Our aim is to maintain our position as the world's leading provider of dialysis treatment and products and to use that position as a basis for sustainable, profitable growth. Moreover, we are expanding our range of dialysis-related medical services within our Care Coordination division to continuously increase our enterprise value and create added value for patients, health care systems, employees, and investors worldwide. Our financial stability enables us to benefit from corporate financing on attractive terms and a degree of flexibility that we intend to uphold. Over the next few years, we will continue to pursue our aim of strengthening our leading position in a financially responsible manner.

        Our strategy takes into account concrete, measurable growth targets as well as long-term trend forecasts in the dialysis market. The Management Board uses a number of different tools and indicators to evaluate our business performance, develop our strategy and make investment decisions. See Item 5, "Operating and Financial Review and Prospects." We expect not only the number of dialysis patients to increase, but also the quality of services provided and the products available to become even more important in the future with improved access to medical care. We believe comprehensive care, a more holistic approach to address the needs of our kidney patients, is another area that will continue to grow in the future. In response to these trends, we will not only focus our business on individual services or dialysis products, but also on combining the different areas of application related to dialysis, such as combining treatment concepts with dialysis pharmaceuticals.

        Our strategy is based on an in-depth analysis of the major trends affecting Fresenius Medical Care:

  •
  Demographic change: Due to the rise in the average life expectancy, the share of older people in the population is growing. As kidney function deteriorates with age, demographic development is a key indicator for the future number of dialysis patients which is expected to rise from around 3.0 million worldwide last year to 3.7 million in 2020.

  •
  Increase in lifestyle diseases: Diseases such as high blood pressure and diabetes are on the rise. They can cause damage to the entire body and also specifically impair kidney function in the long-term.

  •
  Improved access to medical care: Due to ongoing efforts to establish and expand balanced and sustainable health care systems in certain countries, a large number of patients now have access to suitable dialysis treatments. We expect this trend to continue and drive demand for high-quality products and treatments.

  •
  Changes in the health care industry: We believe that demand for holistic care of patients will continue to rise. In the future, the focus will expand from offering individual health care products or services to more effectively combining all fields of application related to dialysis and Care Coordination.

        Our corporate strategy in the coming years will pursue the following four strategic objectives:

  •
  growing continuously and expanding our global presence;

  •
  tapping into new business areas;

  •
  enhancing products and treatments; and

  •
  expanding operational excellence and flexibility.

  (1)    Growing continuously and Expanding our Global Presence

        We are committed to actively shaping the development of the industry while benefiting from the global growth of the market. This will be achieved by enabling more and more people to access life-saving dialysis treatment and developing innovative products and therapies that improve our patients' quality of life.

        To strengthen our market position, we have developed various approaches ranging from organic growth to continuously assessing suitable acquisitions. A further requirement for lasting, profitable growth is aligning our business activities to attractive future markets. One option for tapping into new markets is through public-private partnerships in the dialysis business. The public sector benefits from a high-quality dialysis infrastructure, which allows it to care for patients more effectively and at a lower cost. In the Care Coordination market, we believe there is growth potential through acquisitions in the U.S. and international markets.

  (2)    Tapping into new business areas

        We consider our main focus to be the holistic care of dialysis patients and dialysis-related treatments. In addition to our products and dialysis treatment, we are increasingly offering additional services for patient care. In the past years, we have expanded our laboratory testing services and services related to vascular access which are essential aspects of dialysis treatments for our patients. In many regions, in addition to our products and dialysis treatments, we offer an increasing range of additional health care services through our Care Coordination business. Care Coordination will also allow us to expand into new business areas and meet the growing overall demand for quality health care services. It also enables us to integrate the individual treatment steps more effectively with the aim of further improving the quality of care for our patients in a cost-effective manner that can ease the strain on health care systems. See "Business Overview – Our Services, Products and Business Processes."

  (3)    Enhancing products and treatments

        Developing innovative products and continuously improving our dialysis treatments are an inherent part of our strategy of sustainable growth. We have a global network of research and development centers which enable us to become familiar with local requirements and respond quickly. Additionally, chronic kidney failure is increasingly becoming a global problem, causing a growth in demand for improved, high-quality yet cost-efficient products. This gives rise to an increasing number of synergies in the area of product development, which we intend to leverage further in the future. For further information, see our Research and Development discussion in Item 5, "Operating and Financial Review and Prospects"–VII. "Research and Development."

        The quality and safety of our products and services are given top priority. We consider them to be synonymous with our patients' quality of life. Trust in the quality of our products and services makes us a reliable partner for patients, physicians and care staff alike.

  (4)    Expanding operational excellence and flexibility

        Another key aspect of our strategy is improving and sustaining our profitability as well as managing our company more efficiently. We will continue to optimize and modernize administrative structures and processes in the future. We aim to meet the growth in demand and create the conditions to be able to respond more flexibly to changes in the market.

        Additionally, we will use our regional structure in the future to be a strong, reliable local partner, to react quickly to specific customer needs or changes in our markets or in the regulatory environment and to further improve access to new markets.

        In 2013, we launched our Global Efficiency Program with the aim of enhancing the performance of the entire organization and boosting its competitiveness and investment capacity. We set ourselves the target of achieving long-term efficiency gains of $300 million a year before tax by the end of 2016, a goal we have exceeded.

  Vision 2020

        Based on this strategic focus, we set long-term targets in 2014 and announced our growth strategy for 2020. This strategy aims to increase the Company's revenues to $28 billion by fiscal year 2020, corresponding to an average annual growth rate of approximately 10% compared to 2013 revenue of $15 billion. Concurrently, we expect high single-digit annual growth in net income. In addition to the growth of our core ESRD business, we expect this growth in revenue to be driven by Care Coordination. The percentage share of the Company's total net revenue attributable to Care Coordination is expected to more than double by 2020 from 7% in 2014. Overall growth in net revenue will be driven by both organic growth and through acquisitions.

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

        In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From these central warehouses, we distribute our dialysis products to regional warehouses. We also distribute home hemodialysis and peritoneal dialysis products to patients at home, and ship hemodialysis products directly to dialysis clinics and other customers. Additionally, local sales forces, independent distributors, dealers and sales agents sell all our products.

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

        A number of the dialysis clinics and other health care centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We also have agreements with physicians to provide management and administrative services at health care centers in which physicians or physicians groups hold an ownership interest and agreements with physicians to provide professional services at such health care centers. Our relationships with physicians and other referral sources relating to these joint ventures must comply with the federal Anti-Kickback Statute. Although there is a safe harbor for certain investment interests in small entities, our joint ventures do not satisfy all of the requirements for safe harbor protection. Failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute and, therefore, physician joint ventures that fall outside the safe harbors are not, by definition, prohibited by law. Our joint ventures have been designed to comply with the federal Stark Law.

Capital Expenditures

        We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve month periods ended December 31, 2016, 2015, and 2014.

	Actual
	2016	2015	2014
	(in millions)
Capital expenditures for property, plant and equipment
North America	$569	$481	$404
EMEA	127	121	163
Asia-Pacific	39	36	37
Latin America	37	49	38
Corporate	258	266	290

Total Capital Expenditures	$1,030	$953	$932

Acquisitions and Investments
North America	$370	$235	$1,638
EMEA	419	95	51
Asia-Pacific	23	49	255
Latin America	14	2	41
Corporate	31	46	2

Total Acquisitions and Investments	$857	$427	$1,987

        For additional information regarding our capital expenditures, see Item 4. B, "Business Overview – Acquisitions and Investments" and Item 5.IV, "Operating and Financial Review and Prospects – Liquidity and Capital Resources"

Acquisitions and Investments

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

        For a discussion of our 2016 and 2015 acquisitions and investments, see Item 5, "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Net Cash Provided By (Used in) Investing Activities."

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

        We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Concord, California facilities. We manufacture and assemble dialyzers and polysulfone membranes in our Ogden, U.S., St. Wendel, Germany, L'Arbresle, France, Vrsac, Serbia, Buzen, Japan and Changshu, China facilities and at production facilities of our joint venture in Japan. We manufacture hemodialysis concentrate at various facilities worldwide, including France, Germany, Great Britain, Spain, Turkey, Serbia, Argentina, Brazil, Columbia, Australia, Malaysia, Canada, Mexico and the U.S. We manufacture PD products in North America, Europe, Latin America, and Asia, with two of our largest plants for production of PD products in Germany and the U.S. Additionally, we produce bloodlines in Mexico, China, Italy, Turkey and Serbia. Our plant in Reynosa, Mexico is the world's largest (by volume) bloodline manufacturing facility.

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

        With a focus on quality, costs and availability, GMQ has introduced a state-of-the-art infrastructure with corresponding efficient processes and systems in the last few years, as well as bundling and optimizing existing structures. All production sites follow the Lean Manufacturing approach which in North America and our Schweinfurt plant includes the "Lean Six Sigma" management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of all manufacturing processes to achieve a very low error rate resulting in better quality production while shortening manufacturing time. We have implemented our Information Management System ("IMS"), which fulfills ISO 9001:2008 for quality control in combination with ISO norm 14001:2009, in all our European production sites. We are preparing the timely adoption of the new ISO 9001:2015. (See also "Regulatory and Legal Matters – Facilities and Operational Regulation" below). All of our production facilities have undergone annual ISO 13485 Quality Systems inspections, maintaining all certifications, with no major non-conformances affecting our established management system being noted. Our Quality Management System ("QMS") in the Latin America Segment has been established and implemented based upon local or international regulations. At a minimum, each country must comply with the local regulation which provides the specific certification for production. The QMS of each country is reviewed through periodic management review, internal and corporate audits. In the Asia-Pacific Segment, every plant for medical devices or pharmaceutical products has a local QMS that is either ISO 13485:2003 and/or ISO 9001:2008 certified. The update of ISO 9001:2015 will be implemented in required plants in accordance with the standard. Where applicable, each plant also complies to the Medical Device Directive 93/42/EEC. As there are additional requirements on QMSs in most of the countries in the Asia-Pacific Segment for medical device or pharmaceutical manufacturing, additional requirements are based upon target markets and countries of production. All plants have successfully passed the annual ISO 13485/ISO 9001 QMS inspections for maintaining their required certifications.

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

        In our EMEA Segment, our quality management activities are primarily focused on comprehensive development and implementation of a Healthcare Services QMS as part of an IMS. Our goals in this area include meeting quality requirements for our dialysis clinics and environmental concerns. This approach results in an IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the IMS standard offers a highly flexible structure that allows us to adapt to future regulations. Our IMS fulfills the ISO-Norm 9001:2008 requirements for QMSs and links it with the ISO-Norm 14001:2004 for environmental management systems. At the same time, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2012 and of the Medical Device Directive 93/42/EEC. Currently, dialysis clinics in 17 countries within our EMEA region have QMSs which are certified according to the quality management standard ISO 9001:2008.

        Additionally, we have a comprehensive program, NephroCare Excellence, in our EMEA region. NephroCare is our service that provides complete life-saving treatments for renal failure at the point of care using advanced technologies and listening to and understanding our patients' needs to enable the best therapies, ensure a high-quality of care and empower patients.

        At each of our North America Segment dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2016, we continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment and the percentage of patients who use catheters, which is the major cause of hospitalization and morbidity.

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

        The Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA") created the ESRD quality incentive program under which dialysis facilities that fail to achieve annual quality standards established by the Centers for Medicare and Medicaid Service ("CMS") could have payments reduced in a subsequent year by up to 2%. See Item 5, "Operating and Financial Review and Prospects – Overview."

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

Patents and Licenses

        As the owner of patents or licensee under patents throughout the world, we currently hold rights in over 7,700 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our generation of DiaSafeplus® filters and FX® dialyzers which are the subject of patents and pending patent applications.

        Patents and pending patent applications relate to components of our 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and the connector system for our proprietary biBag bicarbonate concentrate container.

        Our new 6008 therapy system by itself is protected by more than 80 patent families that protect the disposable, the machine or the entire system. A number of applications are pending or were recently issued for the North American 2008T HD machine including, for example, the CDX system for the display of medical information directly on the 2008T screen, a wireless wet detector for sensing line disconnect, an improved Crit-Line hematocrit measuring system and a U. S. version of the biBag filling system.

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

        Risk management is part of our integrated management system. The main objective is to identify potential risks as early as possible to assess their impact on business activities and to enable us, where necessary, to take appropriate countermeasures. As internal and external requirements and conditions are continually changing, we are constantly adapting our risk management system.

        The design of the internal risk monitoring system is based on the Enterprise Risk Management Integrated Framework issued by the Committee of Sponsoring Organziations of the Treadway Commission. Opportunities are not covered by the implemented risk management system.

        In the monitoring system, risk coordinators within the regions and in selected functions coordinate risk management activities utilizing risk management software. These activities address potential as well as existing short-term as well as mid-term risks. Risk coordinators are also responsible for the communication of risk reports to the regional and functional chief financial officers. Semiannually, the corporate risk management team gathers the risk reports from regions and functions, analyzes them and communicates the compiled results to the Management Board. The main focus lies with material risks above a defined threshold.

        Risks classified as high, whether newly identified or already known risks which changed their status to high in the period, are promptly reported to the Management Board and to corporate risk management to ensure an adequate response and mitigation of the risk. The effectiveness of the risk management system is monitored by the Audit and Corporate Governance Committee of the Supervisory Board.

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

        Part of our risk management system is the Global Internal Audit department. The Global Internal Audit department is regularly informed about the results of the risk management system. This department determines risk focus areas and audits a selected number of departments and subsidiaries worldwide each year. The department works according to the internationally accepted standards of the Institute of Internal

Auditors. The scope of internal auditing is widespread and involves, among other activities, periodic assessment of the effectiveness of controls (including legal compliance controls) over business processes, the reliability of financial reporting and compliance with accounting regulations and internal policies. The Company's locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed and approved by the Management Board and the Audit and Corporate Governance Committee of the Supervisory Board. All audit reports with material observations are presented to the Management Board.

        The Global Internal Audit department is also responsible for monitoring the implementation of measures documented in the reports. The Management Board is informed about the implementation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. In 2016, a total of 49 audits were carried out.

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

  •
  a non-appealable finding of material violations of applicable healthcare or other laws; and

  •
  changes resulting from healthcare reform or other government actions that restrict our operations, reduce reimbursement or reduce or eliminate coverage for particular products or services we provide.

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

        A number of states in which we operate have laws that prohibit business entities, such as our Company and our subsidiaries, from practicing medicine, employing physicians to practice medicine or exercising control over medical decisions by physicians (known collectively as the corporate practice of medicine prohibition). These states also prohibit entities from engaging in certain arrangements, such as fee-splitting, with physicians. Additional state and local laws and regulations require us to maintain certain licenses and certifications to operate our facilities and/or manufacture and distribute our products and services.

        The Patient Protection and Affordable Care Act (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") enacted in the U.S. in 2010 and other recent laws expanded the reach of many of these laws and expanded federal enforcement authority. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the healthcare industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to healthcare laws that may create further restrictions. In particular, the Trump Administration has publicly announced its intention to pursue significant changes to existing health care insurance programs. In addition, proposals to restructure the Medicare program in the direction of a defined-contribution, "premium support" model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, may also be considered. Changes of this nature could have significant effects on our businesses, but, due to the continued uncertainty about the implementation of the ACA, including potential further legal challenges to or significant modifications to or repeal of that legislation, the outcomes and impact of such changes on our business, financial condition and results of operations are currently impossible to quantify or predict.

        We maintain a comprehensive worldwide compliance program under the overall supervision of our chief compliance officer. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. We operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded healthcare program, or engage in unlawful conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Federal Food, Drug, and Cosmetic Act, Anti-Kickback Statute, the Stark Law, the False Claims Act or the Foreign Corrupt Practices Act, among other laws. See Note 18, "Commitments and Contingencies – Other Litigation and Potential Exposures" of the Notes to our audited consolidated financial statements, included in this report.

Product Regulation

U.S. Pharmaceuticals

        In the U.S. numerous regulatory bodies, including the FDA and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer, distributor and a seller of drug products under their jurisdiction. Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended ("FDCA") and FDA's implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and

Velphoro (sucroferric oxyhydroxide). Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, submit listings for drug products in commercial distribution and comply with regulatory requirements governing product approvals, drug manufacturing, labelling, promotion, distribution, post market safety reporting and recordkeeping. We are subject to periodic inspections by the FDA and other authorities for compliance with inspections as well as with CMS sales price reporting, medical rebate and other requirements. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices ("cGMP"). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from promoting our pharmaceutical products in a false or misleading manner and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices, including under the administrative, civil, and criminal penalty provisions of the FDCA. Other state and federal regulatory and enforcement agencies have authority to enforce related fraud, consumer protection, privacy, and other laws. The Trump Administration has announced its intention to simplify and accelerate the process for approval of new drugs. We cannot predict whether or when any such changes will be adopted, or what they will accomplish.

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

U.S. Medical Devices

        Our subsidiaries engaged in the manufacture of medical devices are required to register with the FDA as device manufacturers and submit listing information for devices in commercial distribution. As a manufacturer of medical devices, we are subject to requirements governing premarket approval and clearance, labelling, promotion, clinical research, medical device adverse event reporting, manufacturing practices, reporting of corrections and removals, and recordkeeping, and we are subject to periodic inspection by the FDA for compliance with these requirements. With respect to manufacturing, we are subject to FDA's Quality System Regulation (21 C.F.R. Part 820) and related FDA guidance, which requires us to manufacture products in accordance with cGMP, including standards governing product design. The medical device reporting regulations and guidance require that we report to the FDA whenever we receive or become aware of information that reasonably suggests that a device may have caused or contributed to a death or serious injury, or that a device has malfunctioned and a device or similar device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. In addition, the FDA prohibits our products division from promoting our manufactured products for unapproved or uncleared indications or in a false or misleading manner. We are also prohibited from promoting unapproved or uncleared drugs or devices more generally. Finally, as with our pharmaceutical products, states impose additional requirements on our drug and device manufacturing and distribution activities, including requiring additional state licenses. We are subject to periodic inspections by the FDA and other authorities for compliance with these requirements.

Medical Devices Outside the U.S.

        In the EU, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area ("EEA"), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices ("AIMDs"), as last amended ("AIMD Directive"), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended ("MD Directive"), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended ("IVD Directive"). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. The MD Directive, has been amended, 2007/47/EC, with the intention to achieve improvements, including in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. In the future, the industry will face increasing requirements for medical devices. In September 2012, the first draft of a new regulation on medical devices, Medical Device Regulation ("MDR"), was published by the European Commission. In October 2013, this draft, supplemented by additional amendments, was voted on by the European Parliament and subsequently published. It provided for further tightening of regulations for the manufacture of medical devices, as it applies to both manufacturers and accredited organizations within the EU ("Notified Bodies") that examine the conformity evaluation of the production process completed on behalf of the manufacturers. In October 2015, the European Commission, Parliament and Council met to form a consolidated opinion for the MDR. The final regulation was published in June. Currently, work is ongoing to translate the final text in all the EU official languages and to correct technical inconsistencies. The MDR is expected to enter into force in the second quarter of 2017 with a transition period of three years.

        According to the EU directives relating to medical devices, the CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a CE certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO13485:2015, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the European Community ("EC") requirements. If able to do so, the manufacturer must place a "CE" mark on the products. Medical devices that do not bear the "CE" mark cannot be imported, sold or distributed within the EC.

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

        On April 6, 2011 the FDA issued to us a warning letter alleging that we marketed certain blood tubing sets without required premarket 510(k) clearance, in response to which we ceased marketing and distributing those blood tubing sets that were the subject of a January 2011 recall. We received 510(k) clearance for the blood tubing set product from the FDA on June 15, 2012 and subsequently recommenced marketing and distribution of these products. In addition, we have completed a comprehensive review of our 510(k) filings and submitted our findings to the FDA, and we continue to work with the FDA regarding effective submission strategies for certain product lines.

        On March 29, 2012, we issued an urgent product notification regarding our NaturaLyte® Liquid and Granuflo® acid concentrate products that are used as one component of dialysate. The notification, which was also incorporated into revised product labels, reflected a memorandum issued by the Fresenius Medical Services Chief Medical Office in November 2011 and cautioned clinicians about possible risks for acid-base management in patients associated with inappropriate prescription of these products. The FDA subsequently classified the notification and related labelling revisions as a Class I recall, and issued its own Safety Communication warning to physicians about the need to prescribe all acid concentrate products currently available on the market appropriately.

        After reconsideration of the November 2011 memorandum, the FDA in May 2014 permitted the Company to withdraw the March 29, 2012 notification and to revise its product labels consistently with that withdrawal. The FDA has not requested any change in the composition of the Company's acid concentrate products, nor has it requested any return or removal of products in connection with the controversy surrounding the November 2011 memorandum. The FDA's Safety Communication directed at all dialysate products remains in effect. Wrongful death, personal injury, and other litigation predicated on the November 2011 memorandum continues. See Note 18 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Commercial Litigation" included in this report.

        We cannot assure that all necessary regulatory clearances or approvals, including those for new products or product improvements, will be granted on a timely basis, if at all. Delays in or failure to receive clearance or approval or delays in or failures to carry out product recalls may result in liability and reputational harm and may materially adversely affect our operating results. If at any time the FDA believes we are not in compliance with applicable laws and regulations, the FDA could take administrative, civil, or criminal enforcement action, resulting in liability and reputational harm, which could materially affect our operating results.

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

        During the year ended December 31, 2016, the Company sold approximately $12.5 million of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately $8.1 million in operating income. During 2016, we also paid approximately $2 thousand in transportation costs most of which were reimbursed by the distributors. All such sales were made by the Company's German subsidiaries. Based on information available to the Company, the Company believes that most if not all products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the "Government of Iran" as defined in ITSR § 560.304. The Company's 2016 sales to Iran represent 0.06% of its total revenues. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of its products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

Potential Changes Impacting our Private Payors

        On December 14, 2016, CMS published an Interim Final Rule (IFR) titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCNA. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Foundation ("AKF") and therefore, could have resulted in those patients losing their individual market coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on the revenues and earnings of FMCNA. On January 25, 2017, a federal district court in Texas, responding to litigation initiated by a patient advocacy group and dialysis providers including FMCNA, preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.). The preliminary injunction is based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The preliminary injunction will remain in place in the absence of a contrary ruling by the district or appellate courts. At this time, the extent to which CMS will continue to contest the preliminary injunction is unclear. It is also unclear whether CMS will elect to pursue, through notice and comment, another rule related to this topic. The operation of charitable assistance programs is also receiving increased attention by state regulators, including State Departments of Insurance. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar administrative actions, insurers are expected to continue to take steps to thwart the premium assistance provided to our patients for individual market plans as well as other insurance coverages.

Environmental Regulation

        We are subject to a broad range of federal, foreign, state and local laws and regulations relating to pollution and the protection of the environment. These laws regulate, among other things, the discharge of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites and other matters relating to worker, public and consumer health, and safety as well as to the protection of the environment. In addition, the Company uses substances regulated under U.S. and EU environmental laws, primarily in product design as well as manufacturing and sterilization processes. Noncompliance with these regulations can result in significant fines or penalties or limitations on our operations. The applicable environmental, health and safety laws and regulations, and any changes to them or their enforcement, may require us to make material expenditures with respect to ongoing compliance with or remediation under these laws and regulations or require that we modify our products or processes in a manner that increases our costs or reduces revenues.

        An Environmental Management System ("EMS") based on ISO 14001:2004 has been established in our main European production plants and in a high number of dialysis clinics in the European region. Compliance with environmental laws and regulations is a core objective of our EMS. Internal and external audits are organized and performed to verify compliance with the EMS requirements and applicable environmental laws and regulations. For additional information, see "– Environmental Management," above.

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

U.S.

        Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESRD patients. In the U.S., Medicare pays as the primary insurer for Medicare-eligible individuals under some circumstances. For Medicare-primary patients, Medicare pays 80% of the prospective payment amount for the ESRD PPS items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary's cost-sharing obligations (typically an annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20% co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts. Medicare Advantage plans are required to pay to their out-of-network providers at least the rate applicable in the traditional Medicare fee-for-service program. As a result, Medicare Advantage plans with which we do not have a contract will pay at least 80% of the prospective payment amount for the ESRD PPS items and services we provide their members. We have also entered into network contracts with several Medicare Advantage plans pursuant to which we may be entitled to higher reimbursement than traditional Medicare rates.

        Medicare's ESRD Prospective Payment System.    Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most dialysis-related diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD.

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

        The Protecting Access to Medicare Act of 2014 ("PAMA") provides that rates will be updated by the market basket rate of increase net of the multifactor productivity adjustment. PAMA further specified that reductions of 1.25 percentage points in each of 2016 and 2017 and a 1.0 percentage point reduction in 2018. In addition, the law mandates that ESRD-related drugs with only an oral form, including PhosLo®, are expected to be reimbursed under the ESRD PPS in the future with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. Subsequently, the Achieving a Better Life Experience Act of 2014 delayed inclusion of such drugs, which are referred to as "oral-only" drugs, in the ESRD PPS until January 1, 2025. At present only phosphate binders and calcimimetics are considered "oral-only" drugs.

        On November 4, 2016, the CMS issued the final rule updating the ESRD PPS rate for 2017. Large dialysis organizations will experience a 0.7% increase in payments. The base rate per treatment is $231.55, 0.5% above the 2016 base rate of $230.39. The 2016 final rule reflects a net payment rate update of 0.55% (2.1% less a 1.25% PAMA reduction and 0.3% productivity adjustment), application of a wage index budget-neutrality adjustment factor of 0.999781 and application of a training budget-neutrality adjustment factor of 0.999737.

        On November 6, 2015, CMS published the final ruling regarding the ESRD PPS rate for 2016. The base rate per treatment was $230.39, which represents an approximate reduction of 4%, net, from the 2015 base rate. The 2016 final ruling reflected a net market basket increase of 0.15% (2% less 1.25% PAMA reduction and 0.6% productivity adjustment), application of a wage index budget-neutrality adjustment factor of 1.000495 and application of a refinement budget-neutrality adjustment factor of 0.960319. However, the approximate 4% reduction was almost completely offset with CMS case mix adjustments based upon their analysis of the fiscal years 2012 and 2013.

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

        On October 29, 2015, CMS issued a final rule to update payment policies and rates under the ESRD PPS for renal dialysis services furnished on or after January 1, 2016. In this final rule, CMS clarified that once any non-oral drug in a category previously considered "oral only" is approved by the FDA, such category of drugs will cease to be considered oral only. At such time, CMS will include both the oral and any non-oral version of the drug in the ESRD PPS. However, for at least two years after FDA approval, CMS will pay for both oral and non-oral versions of the drug using a transition drug add-on payment adjustment, such as average sales price plus 6%, or some other mechanism set in accordance with Section 1847A of the Social Security Act. During this transition period, CMS will not pay outlier payments for these drugs, but will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to more accurately determine the appropriate payment rate to be included in the ESRD PPS for these drugs. At the end of this transition period, CMS will add payment for the oral and non-oral versions of the drug into the ESRD PPS through a public rulemaking process similar to that used to set annual ESRD PPS rates. On February 7, 2017, the FDA approved an intravenous calcimimetic, Parsabiv. Once Parsabiv is assigned a healthcare common procedure coding system code, CMS will issue a change request and billing guidance to transition both intravenous Parsabiv and oral cinacalcet, Sensipar, into the ESRD PPS bundle to be paid under the transitional add-on adjustment methodology for at least two years as described above. Once CMS assigns an effective date of the change, Sensipar will no longer be reimbursed under Medicare Part D for ESRD Medicare beneficiaries and will be reimbursed under Medicare Part B as an add-on adjustment for at least two years.

        Revisions to Medicare's physician fee schedule.    The Medicare and CHIP Reauthorization Act of 2015 ("MACRA") removed the periodic threat of substantial reductions in payment rates under the Physician Fee Schedule ("PFS") that could have, if they had been permitted to take effect, significantly affected our businesses and those of our affiliated physicians. MACRA permanently removed the "sustainable growth rate" provision and in its place specified modest increases in PFS payment rates for the next several years. MACRA creates an elaborate scheme of incentive payments and penalty adjustments starting in 2019 based on 2017 physician performance as reflected in various measures of cost, use of health information technology, practice improvement activities, and quality of care and on possible participation in "advanced alternative payment models," such as some accountable care organizations. We cannot predict whether this scheme is likely to have material effects on our revenues and profitability in our nephrology, urgent care, vascular, cardiovascular and endovascular speciality services or in our hospitalist business. Through an annual rule-making cycle, CMS revises PFS payment rates to account for across-the-board updates as well as, from time to time, changes in the evaluation of physician work and practice expenses used to set rates for individual services paid under the PFS. While impacts of large changes are usually spread out over several years, such changes have the potential to affect the rates for specific services that are extensively furnished in our physician businesses and hence to affect materially the revenues of those businesses.

        On November 15, 2016, CMS issued a final rule entitled CY 2017 Revisions to Payment Policies under the Physician Fee Schedule and Other Revisions to Part B in which it substantially reduced the reimbursement rate for certain vascular access services provided in the physician office setting. Given the range of procedures provided in a vascular access center, these cuts represent an average reduction of 20.5% compared to the prior year. For the most common ESRD access related procedures, the cuts represent an average reduction of 32.2% compared to the prior year. Fresenius Vascular Care is shifting its facility operating model to an ambulatory surgery center. This more regulated place of service allows Fresenius Vascular Care to enhance its coordination of care efforts and expand services while offering a more specialized and less costly site of service as compared to an inpatient setting. Converting facilities to ambulatory surgical centers will require capital, take time and be subject to applicable federal and state regulations, some of which require certificates of need. Although converting will also be beneficial for reimbursement purposes, Fresenius Vascular Care will likely not be able to fully offset the impact of the reduction in the physician fee schedules in 2017.

        ESRD PPS quality incentive program.    The ESRD PPS's quality incentive program ("QIP"), affects Medicare payments based on performance of each facility on a set of quality measures. Dialysis facilities that fail to achieve the established quality standards have payments for a particular year reduced by up to 2 percent, based on a prior year's performance. CMS updates the set of quality measures each year, adding, revising or retiring measures. The 2017 QIP payment adjustment is based on each facility's performance in 2015 on a set of measures that focus on anemia management, dialysis adequacy, reporting of dialysis events to the Centers for Disease Control and Prevention ("CDC"), administration of patient satisfaction surveys and monthly reporting of mineral metabolism. For payment year 2017, CMS continued the 2016 QIP measures with the exception of the retirement of one measure of hemoglobin adequacy and added a measure of hospital readmissions in order to assess coordinated care. For payment year 2018, CMS will add two new clinical measures (standardized transfusion ratio and pediatric peritoneal dialysis adequacy) and three new reporting measures (pain assessment and follow-up, clinical depression screening and follow-up and influenza vaccination of healthcare personnel). For payment year 2019, CMS will replace four separate measures of dialysis adequacy with a single comprehensive dialysis adequacy clinical measure. In addition, CMS will make changes to the technical specifications of the hypercalcemia clinical measure, reintroduce a dialysis event reporting measure, and make changes relating to QIP scoring, including introduction of a new Safety Measure Domain. For payment year 2020, CMS will replace a mineral metabolism reporting measure with a new serum phosphorous reporting measure and adopt two new measures: the standardized hospitalization ratio clinical measure and the ultrafiltration rate reporting measure.

        The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of healthcare program waste and fraud and (viii) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax has been suspended for all sales of such devices in 2016 and 2017. (ACA's dialysis provision was subsequently amended by the American Taxpayer Relief Act of 2013 ("ATRA") and then by PAMA, as noted above.) Congress is anticipated to consider and pass legislation to "repeal and replace" ACA, but we cannot predict what provisions will be affected and what changes will result. Further, the Trump Administration may take various administrative actions that could materially affect how ACA provisions are implemented. We cannot predict the nature, extent, or impact of any such actions.

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

        Government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on our operating results.

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

        Second, laboratory tests provided by our Care Coordination subsidiary, Shiel Laboratory, and the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100 percent of the payment amounts on Medicare's Clinical Laboratory Fee Schedule ("CLFS"); these amounts vary across different geographic areas but which cannot exceed national ceilings on payment rates, called national limitation amounts ("NLAs"). Medicare updates the payment rates to reflect inflation by the change in consumer price index, subject to certain reductions.

        PAMA requires CMS to substantially revise how payment rates are determined under the CLFS. Through regulations, CMS delayed the effective date of the new payment rates from January 1, 2017 (as required by PAMA) to January 1, 2018. The new rates will be determined based on the median of rates paid by private payors for these tests in the period before the new rates take effect. The new rates will be effective for most tests for a three-year period, with no updates during that period for inflation or other factors. CMS is establishing the detailed parameters for reporting of private rates by laboratories and for the calculation of rates. Reliable estimates of the effects of the new rate-setting system on CLFS payment amounts are not yet available, but in general payment rates for most tests are expected to decline.

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

        Participation in new Medicare payment arrangements.    Twenty-four of our dialysis organizations participate in CMS's Comprehensive ESRD Care Model, which involves ESRD Seamless Care Organizations, or "ESCOs." This Model seeks to deliver better health outcomes for ESRD patients while lowering Medicare's costs. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS's cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings. Our ESCOs also share in the risk of cost increases and are obligated to reimburse CMS for a share of any such increases if actual costs rise above set thresholds. For six of our ESCOs, the Model commenced on October 1, 2015, and for the other eighteen ESCOs, the Model commenced on January 1, 2017. The initial agreement period for all ESCOs participating in the Model lasts through 2018. As originally specified, CMS and an ESCO would then have the option of extending the ESCO's agreement for an additional two years based on the ESCO's performance. CMS relied on authority granted by ACA to implement this project. Congress is expected to consider repeal or revision of ACA, and the posture of CMS in the Trump Administration toward projects of this sort may differ from that of the Obama Administration. Such changes may affect the project's future prospects in ways which we cannot predict.

        The BPCI initiative is a CMS three-year pilot initiative involving bundled payments for the individual services, including acute inpatient hospital services, physician services, and post-acute services, furnished to Medicare beneficiaries during a single episode of illness or course of treatment. Our majority-owned subsidiary, Sound, commenced participation under BPCI in April 2015 in several markets. Under the BPCI, Sound has the ability to receive additional payments from CMS if its physicians are able to deliver quality care at a cost that is lower than certain established benchmarks, but it also has the risk of incurring financial penalties if it is unsuccessful. Should Sound fail to perform as required under its BCPI agreement, CMS may terminate Sound's participation in the BPCI program, in whole or in part. This project was also implemented under ACA authority and is subject to the same caveats and uncertainties noted above.

        We have entered into various arrangements which involve taking risk for the complete care of certain ESRD patients in exchange for set payments. CMS approved our application to offer MA-CSNPs in five states as of January 1, 2017. MA-CSNPs are Medicare Advantage health plans offered by private companies that contract with Medicare to provide patients with Medicare benefits. Enrollment in these plans is limited to special needs individuals with specific severe or disabling chronic conditions, such as ESRD. Our MA-CSNPs will provide services, including Care Coordination services, and receive capitated payments from Medicare for the complete care of enrolled ESRD patients.

        We have also entered into sub-capitation and other shared savings arrangements with certain Medicare Advantage plans under which we assume risk in providing care to the plans' ESRD patients (those patients that develop ESRD while they are plan members) while paid on a per patient per month basis. The 21st Century Cures Act, enacted December 13, 2016, removes the prohibition that previously barred individuals that already have ESRD from enrolling in a Medicare Advantage plan beginning 2021. We anticipate that this provision may present us with an expanded business opportunity, but we cannot assess our likely success in securing further business at advantageous rates. Since certain Medicare Advantage plans currently reimburse us for dialysis products and services at more favorable rates than traditional, core Medicare programs, this provision may provide a modest future improvement in our results of operations beginning in 2021.

        Possible Changes in Statutes or Regulations.    Further legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See "Risk Factors – Risks Relating to Regulatory Matters "We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" and "Changes in reimbursement for dialysis and other healthcare services could materially impact our operating results," as well as "– Healthcare Reform" below.

Germany and Other Non-U.S.

        As a global company delivering health care and dialysis products in more than 120 countries worldwide, we face the challenge of addressing the needs of patients and customers in widely varying economic and healthcare environments. A country's approach to reimbursement and market pricing is markedly influenced by the type of healthcare funding system it employs. National insurance systems have been characterized by greater decentralisation and generally a more widespread use of 'fee-for-service' agreements.

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

        In Asia Pacific, countries such as Australia, New Zealand, Hong Kong, Macau, Malaysia, South Korea, Taiwan, and Thailand have a tax-based healthcare funding system which implies universal health provision coverage, but also renders governments with more direct levers to control expenditures. Japan's and Philippines's healthcare is financed through premiums paid into funds, while Indonesia is working to achieve universal coverage in a comparable system by 2019. Singaporeans contribute to a mandatory medical savings plan that can be used to cover hospital costs and may receive a limited amount of tax-based subsidies to cover catastrophic illnesses. China aims for universal coverage by 2020 by enrolling patients in various mixed social insurance and taxation-based schemes.

        In Latin America, health care systems are funded by public payors, private payors or a combination of both. For countries such as Argentina, Brazil, Chile, Colombia, Curaçao, Ecuador and Peru, Universal Health Care ("UHC") covers ESRD for all citizens, funded by employers as well as individual compulsory contributions. In Peru, UHC is not yet fully implemented. Private insurers complement health care coverage, particularly in Argentina, Brazil and Colombia, and may be preferred by patients for a better quality of treatment or convenience. For those countries in Latin America in which we operate, with the exception of Chile, Curaçao, Ecuador and Peru where rates may vary depending upon payors, reimbursement rates are independent of treatment modality. Each payor (public or private) defines its own tariff, subject to a yearly revision to restore the value eroded by inflation. In Colombia, competition bids for lower prices without regard to adjusted tariffs and in Brazil, where public payors represent more than 60% of the share, inflation has not been recognized in recent history.

        Remuneration for ESRD treatments widely differs between countries but there are three broad types of reimbursement modalities: global budget, fee-for-service reimbursement and a bundled payment or capitation rate paid at predetermined periods. In some cases, reimbursement modalities may also vary within the same country depending on the type of healthcare provider (public or private). Budget allocation is a reimbursement modality used mainly for public providers in most of European countries where the funding is based on taxation and in some of the countries where it is based on social security. Fee for service, which used to be the most common reimbursement modality for private providers in European and Asia Pacific countries, is increasingly being replaced by periodic reimbursement bundles. These include different components of the ESRD treatment and level of payment is linked to certain quality parameters.

        Generally, in European countries with established dialysis programs, reimbursements range from $100 to more than $400 per treatment. In Asia-Pacific and Latin America, reimbursement rates can be significantly lower. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. However, because the services and costs that are reimbursed differ widely between countries, calculation of an average global reimbursement amount would likely bear little relation to the actual reimbursement system in any one country. Hence, country comparison will be relevant only if it includes an analysis of the cost components included, services rendered and the structure of the dialysis clinic in the countries being compared.

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

        Recent health reform legislation has also enhanced the government's ability to pursue actions against potential violators, by expanding the government's investigative authority, expanding criminal and administrative penalties, by increasing funding for enforcement and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, ACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. ACA and implementing regulations also require providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or all claims associated with the overpayment will become false claims. The ACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim.

Health Care Reform

        In response to increases in health care costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. healthcare system. ACA contains broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of healthcare program waste and fraud and (viii) a 2.3% excise tax on manufacturers' medical device sales starting in 2013, However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax has been suspended for all sales of such devices in 2016 and 2017. In early 2017, the new Trump Administration has taken public positions on the desire to change the direction of health care reform, with potential repeal and replacement of the ACA. The outcome of changes in health care policy and law is difficult to predict, and while there may be changes that are both favorable and unfavorable to us, it is possible that the overall impact of certain changes could be materially adverse to our business.

        In National Federation of Independent Business v. Sebelius, the U.S. Supreme Court affirmed the right of individual states to elect to participate or not in ACA's Medicaid expansion. As of December 2016, thirty-two states (including the District of Columbia) elected to expand their programs. As a result, the number of uninsured individuals will be more than originally expected when the ACA was passed. We cannot predict whether additional states will agree to participate in the expansion in future years. In King v.

Burwell, the U.S Supreme Court ruled that federal tax credits are available for health insurance purchased through federally-operated insurance exchanges in states that have not established their own exchanges. This ruling encourages individual participation in federally-operated insurance exchanges and may lead to a further decrease in the number of uninsured individuals.

        The Trump Administration has indicated its desire to repeal or substantially restructure ACA, particularly with respect to health insurance reforms. Further, as a result of the Trump Administration's changes in the leadership of CMS and the Department of Health and Human Services, revisions to regulations and sub-regulatory guidance relating to implementation of various provisions of ACA, with or without changes in statute, may occur. In addition, further regulations may be promulgated in the future that could substantially change the Medicare and Medicaid reimbursement systems, or that could impose additional eligibility requirements for participation in the federal and state healthcare programs. Moreover, such regulations could alter the current responsibilities of third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) including, without limitation, with respect to cost-sharing. Changes of this nature could have significant effects on our businesses, but, due to the continued uncertainty about the implementation of the ACA, including potential further legal challenges to or significant modifications to or repeal of that legislation, the outcomes and impact of such changes on our business, financial condition and results of operations are impossible to quantify or predict.

C.    Organizational Structure

        The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2016. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America."

D.    Property, plant and equipment

Property

        The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described under "Item 7.B. Related Party Transactions – Real Property Lease."

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Ogden, Utah	102,193	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
St. Wendel, Germany	92,107	leased	December 2026	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer
L´Arbresle, France	43,163	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding
Schweinfurt, Germany	38,100	leased	December 2026	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Cota, Colombia	37,000	owned		Manufacture of dry and liquid concentrates, CAPD and APD bags, Intravenous solutions, empty Biofine bags.
Waltham, Massachusetts	33,688	leased	April 2029	Corporate headquarters and administration - North America
Biebesheim, Germany	33,500	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
Enstek, Malaysia	28,778	owned		Manufacture hemodialysis concentrate
Fukuoka, Japan (Buzen Plant) – Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Knoxville, Tennessee	25,734	owned		Manufacture peritoneal dialysis solutions
Guadalajara, México	24,234	owned		Manufacture of peritoneal dialysis bags
Palazzo Pignano, Italy	21,440	owned		Manufacture of bloodlines and tubing, office

Location	Floor Area (Approximate Square Meters)	Currently Owned or Leased by Fresenius Medical Care	Lease Expiration	Use
Buenos Aires, Argentina	20,000	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates and desinfectants
Rockleigh, New Jersey	19,974	leased	December 2028	Clinical laboratory testing
Concord, California	17,015	leased	October 2028	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
São Paulo, Brazil	16,992	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and Warehouse
Bad Homburg, Germany	15,970	leased	September 2017	Corporate headquarters and administration
Reynosa, Mexico	15,746	leased	April 2021	Manufacture of bloodlines
Vrsac, Serbia	15,365	owned		New administration, production and warehouse building
Bad Homburg (OE), Germany	10,304	leased	September 2017	Manufacture of hemodialysis concentrate solutions / Technical Services / Logistics services

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

        None.

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

I.     Critical Accounting Policies

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

a)    Recoverability of Goodwill and Intangible Assets

        The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill and other non-amortizable intangible assets such as trade names and management contracts. At December 31, 2016, the carrying amount of goodwill amounted to $13,666 million and non-amortizable intangible assets amounted to $213 million representing in total approximately 52% of our total assets.

        We perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit or more frequently if we become aware of events that occur or if circumstances change that would indicate the carrying value may not be recoverable. See also Note 1e) in the Notes to Consolidated Financial Statements.

        As we are also subject to the International Financial Reporting Standards requirements, which utilize the two-step approach, we do not follow the qualitative assessment within ASC 350-20-35. To comply with the provisions of the accounting standards for impairment testing, the fair value of the reporting unit is first compared to the reporting unit's carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by an after-tax weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the healthcare services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The reporting units' average revenue growth for the ten year planning period is within a mid-single digit range for the North America Segment, EMEA Segment and the Latin America Segment, whereas for the Asia-Pacific Segment the average revenue growth is in the high single-digits. A substantial portion of our profit is generated in the North America Segment. We expect a stable operating income margin with a higher margin in dialysis business compensating a lower margin in Care Coordination. The reporting units' respective expected growth rates for the period beyond ten years are: the North America Segment 1%, the EMEA Segment 0%, the Asia-Pacific Segment 4% and the Latin America Segment 3.5%. The discount factor is determined by the WACC of the respective reporting unit. The Company's WACC consisted of a basic rate of 5.14% for 2016. This basic rate is then adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions until they are appropriately integrated within each reporting unit.

        If the fair value of the reporting unit is less than its carrying value, a second step would be performed which compares the implied fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.

        To evaluate the recoverability of intangible assets with indefinite useful lives, we compare the fair values of intangible assets with their carrying values and intangible asset's fair value is determined using a discounted cash flow approach or other methods, if appropriate.

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

b)    Legal Contingencies

        We are party to litigation and subject to investigations relating to a number of matters as described in Note 18 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in this report. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

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

c)     Accounts Receivable and Allowance for Doubtful Accounts

        Trade accounts receivable are a substantial asset of ours and the allowance for doubtful accounts is based upon a significant estimate made by management. Trade accounts receivable were $3,524 million and $3,285 million at December 31, 2016 and 2015, respectively, net of allowances for doubtful accounts of $509 million and $466 million, respectively.

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

        Write offs are taken on a claim-by-claim basis when the collection efforts are exhausted. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit potentially more slowly outside of the North America Segment. See "IV. Liquidity and Capital Resources," below, for a discussion of days sales outstanding developments in 2016. A significant change in our collection experience, deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

        If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2016 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2016 would have been reduced by approximately 1.5%.

        The following tables show the portion and aging of trade accounts receivable of major debtors or debtor groups at December 31, 2016 and 2015. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable in either year. Amounts pending approval from third party payors represented less than 3% at December 31, 2016.

        Aging of Net Trade Accounts Receivable by Major Payor Groups:

	At December 31, 2016
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Government health care programs	$583	$150	$80	$50	$113	$976	28
U.S. commercial payors	277	169	48	40	34	568	16
U.S. hospitals	201	79	17	6	2	305	9
Self-pay of U.S. patients	3	34	33	9	2	81	2
Other North America Segment payors	4	39	8	2	0	53	1
Product customers and health care payors outside the North America Segment	918	318	121	69	115	1,541	44

Total	$1,986	$789	$307	$176	$266	$3,524	100

	At December 31, 2015
	current	overdue by up to 3 months	overdue more than 3 months up to 6 months	overdue more than 6 months up to 1 year	overdue by more than 1 year	Total	% of net trade A/R
	(in millions)
U.S. Government health care programs	$535	$125	$55	$38	$119	$872	27
U.S. commercial payors	264	161	50	41	30	546	17
U.S. hospitals	186	81	34	7	0	308	9
Self-pay of U.S. patients	1	5	4	3	2	15	0
Other North America Segment payors	3	29	5	1	0	38	1
Product customers and health care payors outside the North America Segment	845	311	124	98	128	1,506	46

Total	$1,834	$712	$272	$188	$279	$3,285	100

d)    Self-Insurance Programs

        Under its insurance programs for professional, product and general liability, auto liability, worker's compensation and medical malpractice claims, FMCH, our largest subsidiary, is partially self-insured for professional liability claims. For all other coverages we assume responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

e)     Noncontrolling Interests Subject to Put Provisions

        The methodology we utilize to estimate the fair value is described in further detail in Note 11 of the Notes to Consolidated Financial Statements, "Noncontrolling Interest Subject to Put Provisions and Other Temporary Equity," included in this report.

II.    Financial Key Performance Indicators used for Internal Management

        Until now, the Management Board oversees our Company by setting strategic and operational targets and measuring various financial key performance indicators used for internal management determined in U.S. dollars based on U.S. GAAP. These key performance indicators do not differ between the operating segments. Each operating segment is evaluated based on target figures that reflect revenue and expenses the operating segments control. See "Financial Condition and Results of Operations-Overview" below for a discussion of exclusion of certain costs from operating segment results. Starting in 2017, the financial key performance indicators used for internal management are no longer determined in U.S. dollar based on U.S. GAAP. Instead, the indicators are determined in euro based on IFRS. To reflect this upcoming change, Item 5, "Operating and Financial Review and Prospects – IV. Liquidity and Capital Resources – Outlook" contains figures determined in euro based on IFRS. As such, in 2017 the segment reporting in the Notes to the Consolidated Financial Statements and in the group management report the operating segments are based on IFRS and determined in euro. Due to increased impacts of exchange rate fluctuations on the financial key performance indicators in euro, the growth rates will also be calculated at constant exchange rates in 2017.

a)    U.S. GAAP-Based Measures Utilized as Financial Key Performance Indicators

i)     Revenue

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

ii)    Operating Income

        Operating income is used to measure the profitability of the operating segments and therefore is also a financial key performance indicator.

iii)   Operating Income Margin

        Operating income margin, the ratio of operating income to revenue, represents the percentage of operating income earned on revenue generated and is another financial key performance indicator for each segment.

iv)    Growth in Net Income

        On a consolidated level, the percentage growth in net income (net income attributable to shareholders of FMC-AG & Co. KGaA), which compares current period to prior period net income, is an additional financial key performance indicator used for our internal management.

v)     Growth in Basic Earnings per Share

        Percentage growth in basic earnings per share is a financial key performance indicator to evaluate our profitability. This indicator helps to manage our overall performance. Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted-average number of shares outstanding during the year. Additionally, we compute a percentage growth in adjusted basic earnings per share for use in our management incentive program targets under the FMC AG & Co. KGaA Long- Term Incentive Program 2011.

vi)    Net cash provided by (used in) operating activities in % of revenue

        Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes of our net assets and our financial structure (including our liquidity and solvency). Net cash provided by (used in) operating activities is used to assess whether a business can generate the cash required to make replacement and expansion investments. Net cash provided by (used in) operating activities is impacted by the profitability of our business and the development of working capital, principally receivables. The indicator net cash provided by (used in) operating activities in % of revenue shows the percent of our revenue that is available in terms of financial resources. This is an indicator for our operative financial strength.

vii)   Capital Expenditures

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

b)    Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators

i)     EBITDA

        EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $3,413 million, 19.1% of revenues for 2016, $3,044 million, 18.2% of revenues for 2015 and $2,954 million, 18.7% of revenues for 2014. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement, A/R Facility, and the indentures relating to our senior notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities

	For the years ended December 31,
	2016	2015	2014
	(in millions)
Total EBITDA	$3,413	$3,044	$2,954
Interest expense (net of interest income)	(406)	(391)	(411)
Income tax expense, net	(683)	(623)	(584)
Change in deferred taxes, net	(6)	(45)	114
Changes in operating assets and liabilities	(148)	(17)	(246)
Stock compensation expense	30	12	9
Other items, net	(60)	(20)	26

Net cash provided by (used in) operating activities	$2,140	$1,960	$1,861

        The ratio of debt to EBITDA is a key financial performance indicator used for overseeing the Company. To determine the total debt to EBITDA ratio, financial debt is compared to EBITDA (adjusted for acquisitions with a purchase price above a certain threshold and non-cash charges). We believe this ratio provides more reliable information regarding the extent to which we are able to meet our payment obligations than considering only the total amount of financial liabilities.

ii)    Free Cash Flow in Percent of Revenue

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

        The following table shows the significant cash flow key performance indicators:

Significant Cash Flow key performance indicators

	For the years ended December 31,
	2016	2015	2014
	(in millions)
Revenue	$17,911	$16,738	$15,832
Net cash provided by (used in) operating activities	2,140	1,960	1,861
Capital expenditures	(1,030)	(953)	(932)
Proceeds from sale of property, plant and equipment	18	18	12
Capital expenditures, net	(1,012)	(935)	(920)
Free cash flow	1,128	1,025	941
Net cash provided by (used in) operating activities in % of revenue	11.9%	11.7%	11.8%
Free cash flow in % of revenue	6.3%	6.1%	5.9%

iii)   Delivered EBIT

        As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered

EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income, or EBIT, is the closest comparable U.S. GAAP measure. Below is a table showing the reconciliation of Delivered EBIT to Operating Income for each of our reporting segments:

	For the years ended December 31,
	2016	2015	2014
	(in millions)
Total
Operating income (EBIT)	$2,638	$2,327	$2,255
less noncontrolling interests	(306)	(284)	(215)

Delivered EBIT	2,332	2,043	2,040
North America
Operating income (EBIT)	2,119	1,798	1,643
less noncontrolling interests	(295)	(274)	(207)

Delivered EBIT	1,824	1,524	1,436
Dialysis
Operating income (EBIT)	2,060	1,701	1,566
less noncontrolling interests	(270)	(234)	(187)

Delivered EBIT	1,790	1,467	1,379
Care Coordination
Operating income (EBIT)	59	97	77
less noncontrolling interests	(25)	(40)	(20)

Delivered EBIT	34	57	57
EMEA
Operating income (EBIT)	524	577	590
less noncontrolling interests	(4)	(3)	(3)

Delivered EBIT	520	574	587
Asia-Pacific
Operating income (EBIT)	319	298	279
less noncontrolling interests	(7)	(7)	(5)

Delivered EBIT	312	291	274
Latin America
Operating income (EBIT)	66	48	101
less noncontrolling interests	0	0	0

Delivered EBIT	$66	$48	$101

Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Updates to Key Performance Indicators

iv)    Return on invested capital ("ROIC")

        With the development of Vision 2020 we communicated improvements in ROIC. Therefore, we implemented ROIC improvement on group level in 2016 as a key performance measure in association with the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 ("LTIP 2016") to measure our performance. ROIC is determined according to IFRS in euro based on full year results. ROIC is the ratio of operating income after tax (adjusted for noncontrolling interests in the North America Segment) to average invested capital of the last five balance sheet dates and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project. The following table presents a reconciliation of invested capital to the IFRS measure total assets, which we believe to be the most directly comparable IFRS financial measure, at December 31, 2016 and 2015. ROIC is determined from our financial statements prepared in accordance with IFRS because ROIC is one of the measures used to determine the achievement of pre-defined performance targets under our LTIP 2016, which requires that such determinations be made from our financial statements prepared in accordance with IFRS.

Reconciliation of Average Invested Capital and ROIC
in $ million, except ROIC

2016	December 31, 2016	September 30, 2016(5)	June 30, 2016(5)	March 31, 2016(5)	December 31, 2015(5)
	(in IFRS)	(in IFRS)	(in IFRS)	(in IFRS)	(in IFRS)
Total assets(3)	$26,883	$26,869	$26,765	$26,483	$25,780
Plus: Cumulative goodwill amortization(3)	468	471	471	471	469
Minus: Cash and cash equivalents(3)	(747)	(632)	(725)	(530)	(562)
Minus: Loans to related parties(3)	(210)	(161)	(168)	(224)	(198)
Minus: Deferred tax assets(3)	(307)	(293)	(276)	(279)	(284)
Minus: Accounts payable(3)	(607)	(528)	(575)	(564)	(637)
Minus: Accounts payable to related parties(3)	(278)	(258)	(218)	(237)	(153)
Minus: Provisions and other current liabilities(1),(3)	(3,011)	(2,871)	(2,867)	(2,666)	(2,689)
Minus: Income tax payable(3)	(255)	(254)	(254)	(279)	(235)

Invested capital(3)	$21,936	$22,343	$22,153	$22,175	$21,491

Average invested capital as of December 31, 2016(3)	$22,020
Operating income(4),(5)	$2,654
Income tax expense(2),(4)	$(930)

Net operating profit after-tax(4)	$1,724

ROIC in %	7.8%

2015	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015	December 31, 2014
	(in IFRS)	(in IFRS)	(in IFRS)	(in IFRS)	(in IFRS)
Total assets(3)	$25,308	$25,087	$25,100	$24,745	$25,099
Plus: Cumulative goodwill amortization(3)	469	470	471	470	473
Minus: Cash and cash equivalents(3)	(550)	(621)	(582)	(623)	(634)
Minus: Loans to related parties(3)	(198)	(159)	(118)	(146)	(171)
Minus: Deferred tax assets(3)	(279)	(254)	(253)	(236)	(258)
Minus: Accounts payable(3)	(628)	(583)	(537)	(583)	(573)
Minus: Accounts payable to related parties(3)	(153)	(200)	(179)	(137)	(141)
Minus: Provisions and other current liabilities(3)	(2,655)	(2,456)	(2,471)	(2,386)	(2,311)
Minus: Income tax payable(3)	(235)	(225)	(221)	(224)	(257)

Invested capital(3)	$21,079	$21,059	$21,210	$20,880	$21,227

Average invested capital as of December 31, 2015(3)	$21,091
Operating income(4)	$2,362
Income tax expense(2),(4)	$(872)

Net operating profit after-tax(4)	$1,490

ROIC in %	7.1%

(1)
Including non-current provisions and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(2)
Adjusted for noncontrolling partnership interests.

(3)
Converted from euro to U.S dollar using the spot rate at the dates presented within the table.

(4)
Converted from euro to U.S. dollar using the average rate for the years presented within the table.

(5)
Including adjustments for acquisitions made within the reporting period with a purchase price above a $50 million threshold as defined in the Amended 2012 Credit Agreement.

c)     Business Metrics for Care Coordination

        The measures for our North America Segment discussed below include current and future programs that we will be participating in and will be reflected in the discussion of our business within the North America Segment. Currently, the sub-capitation, capitation arrangements under physician practice services, BPCI, ESCO programs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, there may be other programs that could be included in the following metrics. These metrics may be developed further in future periods. Note that due to the timing required by CMS to review the BPCI program data that we provide, estimates have been used in order to report these metrics in a timely manner.

i)     Member Months Under Medical Cost Management

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

ii)    Medical Cost Under Management

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

iii)   Care Coordination Patient Encounters

        Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination patient encounters is the sum of all encounters and procedures completed during the period by Sound, MedSpring Urgent Care, Fresenius Vascular Care, and National Cardiovascular Partners as well as patients in our Rx BMM program.

d)    Non-U.S. GAAP Based Measures for Presentation

i)     Constant Currency

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

III.  Financial Condition and Results of Operations

Overview, legislation and growth

Overview

        We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from ESRD as well as other health care services. We develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in more than 120 countries and also use in our internal health care service operations. Our dialysis business is therefore vertically integrated. We describe our other health care services as Care Coordination. Care Coordination currently includes coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services, ambulatory surgery center services and urgent care services, which, together with dialysis care services represent our health care services. We estimated the volume of the global dialysis market was approximately $76 billion in 2016. Due to the complexity of the types of services provided within Care Coordination, we are currently unable to estimate the volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available.

        As a global company delivering health care services and dialysis products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide for dialysis treatment. Therefore, the reimbursement systems in various countries and ancillary services utilization environment significantly influence our business.

        The majority of health care services we provide are paid for by governmental institutions. Approximately 32% of our consolidated revenues are attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, while we have generally experienced stable reimbursement globally, the stability of reimbursement in the U.S. has been affected by the following legislative developments:

Significant Legislative Impacts on U.S. Reimbursement

  •
  Under MIPPA, for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under a single bundled payment rate which provides a fixed payment rate, ESRD prospective payment system ("ESRD PPS"), to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created the ESRD QIP which dictates that dialysis facilities that fail to achieve quality standards established by CMS could have payments reduced by up to 2 percent.

  •
  MIPPA also includes a provision for an annual adjustment to the ESRD PPS base rate based on changes in the costs of a "market basket" of certain health care items and services, less a productivity adjustment.

  •
  Additionally, as a result of the BCA and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs took effect on March 1, 2013 and is expected to continue through mid-2024. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. Spending cuts pursuant to U.S. Sequestration have adversely affected and will continue to adversely affect our revenues, earnings and cash flows.

  •
  In 2014, as mandated by ATRA, CMS issued a final rule for the ESRD PPS, which phased in payment reductions to account for changes in utilization of certain pharmaceuticals and biologicals that are included in the ESRD PPS, which were subsequently modified by PAMA. These reductions will reduce our market basket inflation adjustment by – 1.25% in 2016 and 2017, and 1% in 2018.

  •
  On November 15, 2016, CMS published a final rule that modifies certain payment policies, payment rates, and quality provisions in the Physician Fee Schedule for calendar year 2017. The final rule includes material decreases in the reimbursement rates for many of the procedures performed routinely by Fresenius Vascular Care. These reimbursement cuts may have a material adverse impact on our revenues, earnings and cash flows.

There is presently considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. See "Risk Factors – We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results."

Significant Administrative Impacts on U.S. Reimbursement

        On October 29, 2015, CMS issued a final rule to update payment policies and rates under the ESRD PPS for renal dialysis services furnished on or after January 1, 2016. In this final rule, CMS clarified that once any non-oral drug in a category previously considered "oral only" is approved by the FDA, such category of drugs will cease to be considered oral only. At such time, CMS will include both the oral and any non-oral version of the drug in the ESRD PPS. However, for at least two years after FDA approval, CMS will pay for both oral and non-oral versions of the drug using a transition drug add-on payment adjustment, such as average sales price plus 6%, or some other mechanism set in accordance with Section 1847A of the Social Security Act. During this transition period, CMS will not pay outlier payments for these drugs, but will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to more accurately determine the appropriate payment rate to be included in the ESRD PPS for these drugs. At the end of this transition period, CMS will add payment for the oral and non-oral versions of the drug into the ESRD PPS through public rulemaking process similar to that used to set annual ESRD PPS rates. Please see the discussion under "Reimbursement" in Item 4.B above, "Information on the Company – B. Business Overview" for more information.

Premium Assistance Programs

        On August 18, 2016, CMS issued an RFI seeking public comment on concerns about providers' steering patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual market plans. We and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an IFR titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCNA. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the AKF and therefore, could have resulted in those patients losing their individual market coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our results of operations. On January 25, 2017, a federal district court in Texas, responding to litigation initiated by a patient advocacy group and dialysis providers including FMCNA, preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.). The preliminary injunction is based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The preliminary injunction will remain in place in the absence of a contrary ruling by the district or appellate courts. For more information on the interim final rule as well as the subsequent challenge in the U.S. District Court for the Eastern District of Texas, please see "Reimbursement" in Item 4.B above, "Information on the Company – B. Business Overview."

Recent CMS ESRD PPS Payment Rates

        For a discussion of CMS ESRD PPS payment rates for 2016 and 2017, please see the discussion under "Reimbursement" in Item 4.B above, "Information on the Company – B. Business Overview."

Reimbursement Expectation

        As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. We have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. However, any significant decreases in Medicare or commercial reimbursement rates or patient access to commercial insurance plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

Participation in new Medicare Payment Arrangements

        We also participate in the following programs, initiatives and arrangements, each with specific reimbursement models as described in the discussion under "Reimbursement" in Item 4.B above, "Information on the Company – B. Business Overview."

  •
  ESCOs

  •
  BPCI

  •
  MA-CSNPs

  •
  Sub-capitation and other shared savings arrangements

Company Structure

        In 2015, we increased our operating segments from three to four segments in conjunction with a change in the structure of how we manage our business. Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed in prior years (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) were reclassified into four reporting segments noted above during 2015. Our management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, our management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. Management also uses certain non-U.S. GAAP measures as financial key performance indicators. See " – Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators," above. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. Our global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities (See Note 22 of the Notes to Consolidated Financial Statements "Segment and Corporate Information" found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in our consolidated results of operations.

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

	2016	2015	2014
Total revenue(1)
North America	$12,886	$11,813	$10,500
EMEA	2,667	2,629	3,072
Asia-Pacific	1,632	1,502	1,357
Latin America	712	766	836
Corporate	14	28	67

Total	17,911	16,738	15,832

Operating income
North America	2,119	1,798	1,643
EMEA	524	577	590
Asia-Pacific	319	298	279
Latin America	66	48	101
Corporate	(390)	(394)	(358)

Total	2,638	2,327	2,255

Interest income	47	117	84
Interest expense	(453)	(508)	(495)
Income tax expense	(683)	(623)	(584)
Net Income	1,549	1,313	1,260
Less: Net Income attributable to noncontrolling interests	(306)	(284)	(215)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$1,243	$1,029	$1,045

(1)
Net of patient service bad debt provision

Year ended December 31, 2016 compared to year ended December 31, 2015

Highlights

        Revenue increased by 7% to $17,911 million (8% increase at constant exchange rates) mainly due to increases in organic revenue (7%) and contributions from acquisitions (1%), partially offset by the negative impact of exchange rate fluctuations (1%).

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2016 increased by 21% to $1,243 million from $1,029 million for the same period in 2015. Excluding the impacts of (i) accrued net expense of $60 million ("Net Settlement Expense"), $36.3 million after tax, for consummation of the settlement, including legal fees and other anticipated costs related to the agreement in principle with a committee for all plaintiffs in regards to the GranuFlo® and NaturaLyte® multidistrict litigation (for further information, see Note 18 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report), (ii) the 2015 after tax loss, $26.9 million, from the divestiture of our dialysis service business in Venezuela, and (iii) the 2015 realized portion of the after tax gain, $11.1 million, from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma, net income attributable to FMC-AG & Co. KGaA increased by 15%.

        For further discussion on our net income attributable to shareholders of FMC-AG & Co. KGaA, see the consolidated key financial performance indicators discussed below.

Consolidated Financials

Key Indicators for Consolidated Financial Statements
			Change in %
	2016	2015	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	17,911	16,738	7%	8%
Health Care(2)	14,519	13,392	8%	9%
Dialysis Products	3,392	3,346	1%	4%
Number of dialysis treatments	46,529,154	44,596,446	4%
Same market treatment growth in %	3.2%	4.3%
Gross profit as a % of revenue	32.3%	31.9%
Selling, general and administrative costs as a % of revenue	17.0%	17.3%
Operating income in $ million	2,638	2,327	13%
Operating income margin in %	14.7%	13.9%
Delivered EBIT in $ million(3)	2,332	2,043	14%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	1,243	1,029	21%
Basic earnings per share in $	4.07	3.38	20%

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation – Constant Currency" above.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

        Health Care revenue increased by 8% to $14,519 million (9% increase at Constant Exchange Rates) for the year ended December 31, 2016 from $13,392 million in the same period of 2015, mainly due to increases in organic revenue per treatment (5%), growth in same market treatments (3%) and contributions from acquisitions (2%), partially offset by the negative effect of exchange rate fluctuations (1%) and the effect of closed or sold clinics (1%).

        Dialysis treatments increased by 4% for the year ended December 31, 2016 as compared to the same period in 2015. The increase is due same market treatment growth (3%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

        At December 31, 2016, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,624 dialysis clinics compared to 3,418 dialysis clinics at December 31, 2015. For the year ended December 31, 2016, we acquired 136 clinics, opened 122 clinics and combined, closed or sold 52 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 5% to 308,471 at December 31, 2016 from 294,381 at December 31, 2015.

        Dialysis product revenue for the year ended December 31, 2016 increased by 1% (4% increase at Constant Exchange Rates) to $3,392 million as compared to $3,346 million in the same period of 2015. The 4% increase at Constant Exchange Rates was driven by increased sales of dialyzers, machines, bloodlines, products for acute care treatments, hemodialysis solutions and concentrates and peritoneal dialysis products, partially offset by lower sales of renal pharmaceuticals.

        The increase in gross profit margin to 32.3% from 31.9% primarily reflects increases in the North America Segment and the Asia-Pacific Segment. The increase in the North America Segment was mainly due to lower costs for health care supplies and a higher volume of dialysis treatments with commercial payors as well as a release of bad debt reserves, partially offset by higher personnel expense related to dialysis services and an unfavorable impact from Care Coordination services largely driven by the higher cost of revenue in our pharmacy services business, increased bad debt reserves for hospitalist and intensivists as well as the prior year impact of reimbursement for BPCI costs. The increase in the Asia-Pacific Segment was predominantly driven by business growth.

        Selling, general and administrative ("SG&A") expenses increased to $3,045 million for the year ended December 31, 2016 from $2,895 million in the same period of 2015. SG&A expenses as a percentage of sales decreased to 17.0% for the year ended December 31, 2016 in comparison with 17.3% in the same period of 2015 due to decreases in the North America Segment, Latin America Segment and at Corporate, partially offset by increases in the EMEA Segment and the Asia-Pacific Segment. The decrease in the North America Segment was due to the prior year impact from the Net Settlement Expense of $60 million (for further information, see Item 15B. "Management's annual report on internal control over financial reporting" and Note 18 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report), lower legal expenses excluding Net Settlement Expense legal costs above, and a favorable impact from Care Coordination services due to proportionately higher sales as compared to SG&A expenses, partially offset by a cost impact related to the vesting of long term incentive plan grants and higher personnel expense. The decrease in the Latin America Segment was mainly due to the prior year loss related to the divestment of the dialysis service business in Venezuela as well as the impact from proportionately higher sales as compared to SG&A expenses, partially offset by higher bad debt expense and increased costs related to inflation. The decrease at Corporate was mainly driven by lower legal and consulting expenses related to compliance investigations we are conducting (for further information, see Note 18 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report). The increase in the EMEA Segment was driven by the prior year impact from a gain from the sale of our European marketing rights for certain renal pharmaceuticals (see Note 2 of the Notes to Consolidated Financial Statements, "Related Party Transactions," included in this report) and higher bad debt expense and higher IT project costs. The increase in the Asia-Pacific Segment was mainly due to increased costs related to further sales development, unfavorable foreign exchange effects and costs associated with changes in the Management Board.

        R&D expenses increased to $162 million for the year ended December 31, 2016 from $140 million for the same period of 2015. This increase was driven by higher personnel expense and project costs related to an expansion of our project portfolio. Currently, we have certain R&D projects which are at the peak of their cost consumption.

        Income from equity method investees increased to $65 million for the year ended December 31, 2016 from $31 million for the same period of 2015. This increase is primarily related to higher income from the Vifor Fresenius Medical Care Renal Pharma Ltd. joint venture due to increased revenue resulting from the expansion of its product portfolio partially offset by increased product development costs.

        Operating income increased to $2,638 million for the year ended December 31, 2016 from $2,327 million for the same period in 2015. Operating income margin increased to 14.7% for the year ended December 31, 2016 as compared to 13.9% for the same period in 2015 as a result of increased gross profit margin, a decrease in SG&A as a percentage of revenue and increased income from equity method investees.

        Delivered EBIT increased to $ 2,332 million for the year ended December 31, 2016 from $2,043 million for the same period in 2015 as a result of the increased operating income, partially offset by increased noncontrolling interests driven by higher operating income of our joint ventures involving dialysis clinics.

        Interest expense decreased by 11% to $453 million for the year ended December 31, 2016 as compared to $508 million for the same period in 2015 due to the lower impact of the valuation of the embedded derivative related to the equity-neutral convertible bonds issued in September 2014 ("Convertible Bonds") and the related call option on our shares (see Note 9 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations," included in this report) as well as due to a reduction in our overall debt level. Interest income decreased to $47 million for the year ended December 31, 2016 from $117 million for the same period in 2015 due to the lower impact of the valuation of the derivative embedded in the Convertible Bonds and the related call option on our shares (see Note 9 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations," included in this report) as well as the repayment of interest bearing notes receivables in the fourth quarter of 2015.

        Income tax expense increased to $683 million for the year ended December 31, 2016 from $623 million for the same period in 2015. The effective tax rate decreased to 30.6% from 32.1% for the same period of 2015, mainly driven by lower tax expense as a result of released tax liabilities and a prior year impact from the non-tax deductible loss from the divestiture of our dialysis service business in Venezuela, partially offset by a lower portion of tax free income attributable to noncontrolling interests compared to income before taxes. The effective tax rate is also impacted by tax rate differentials which are determined by calculating the difference between the applicable tax rate in each jurisdiction in which we operate and the combined German tax rate (a corporate tax rate, which includes a solidarity surcharge, and a trade tax rate). This difference is then applied to the taxable income generated in each of the jurisdictions. The significant rate differential for 2016 (see Note 16 of the Notes to Consolidated Financial Statements, "Income Taxes," included in this report) is the result of the U.S. effective tax rate being significantly higher than the German tax rates – 39.5% compared to the combined German tax rate of 29.6%. The U.S. effective tax rate is comprised of the U.S. federal corporate tax rate of 35% adjusted for the impact of the various tax rates in the states in which we do business. The North America Segment is still and is expected to be in the future the main driver for this significant tax differential.

        Net income attributable to noncontrolling interests for the year ended December 31, 2016 increased to $306 million from $284 million for the same period of 2015 primarily driven by higher operating income of joint ventures with dialysis clinics, partially offset by decreased noncontrolling interest expense related to Care Coordination, both in the North America Segment.

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2016 increased by 21% to $1,243 million from $1,029 million for the same period in 2015 as a result of the combined effects of the items discussed above. Excluding the impacts of (i) the 2015 after tax loss, $36.3 million, related to the Net Settlement Expense (for further information, see Note 18 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report), (ii) the 2015 after tax loss, $26.9 million, from the divestiture of our dialysis service business in Venezuela, and (iii) the 2015 realized portion of the after tax gain, $11.1 million, from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma , net income attributable to FMC-AG & Co. KGaA increased by 15%.

        Basic earnings per share increased by 20% for the year ended December 31, 2016 to $4.07 as compared with $3.38 in 2015 due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA above. The weighted average number of shares outstanding for the period was approximately 305.7 million in 2016 (304.4 million in 2015). The increase in the weighted average number of shares outstanding was the result of stock options exercised.

        We employed 109,319 people (full-time equivalents) as of December 31, 2016 compared to 104,033 as of December 31, 2015, an increase of 5%, primarily due to organic growth in our business and acquisitions.

        The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment as well as the measures we use to manage these segments.

North America Segment

Key Indicators and Business Metrics for North America Segment
	2016	2015	Change in %
Total North America Segment
Revenue in $ million(1)	12,886	11,813	9%
Health Care(1)	11,982	10,932	10%
Dialysis Products	904	881	3%
Operating income in $ million	2,119	1,798	18%
Operating income margin in %	16.4%	15.2%
Delivered EBIT in $ million(2)	1,824	1,524	20%
Dialysis
Revenue in $ million(1)	10,579	9,931	7%
Number of dialysis treatments	28,882,107	27,686,877	4%
Same market treatment growth in %	3.1%	4.1%
Operating income in $ million	2,060	1,701	21%
Operating income margin in %	19.5%	17.1%
Delivered EBIT in $ million(2)	1,790	1,467	22%
Care Coordination
Revenue in $ million(1)	2,307	1,882	23%
Operating income in $ million	59	97	(39%)
Operating income margin in %	2.6%	5.2%
Delivered EBIT in $ million(2)	34	57	(41%)
Member Months Under Medical Cost Management(3),(4)	387,244	208,933	85%
Medical Cost Under Management in $ million(3),(4)	2,814	1,660	70%
Care Coordination Patient Encounters(3)	5,539,703	5,005,695	11%

(1)
Net of patient service bad debt provision.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

(3)
For further information on these metrics, please refer to the discussion above on our Care Coordination measures under ""Business Metrics for Care Coordination".

(4)
The 2016 metric may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

        Dialysis revenue increased for the year ended December 31, 2016 by 7% to $10,579 million from $9,931 million in the same period of 2015.

        Dialysis Care revenue increased for the year ended December 31, 2016 by 7% to $9,675 million from $9,050 million in the same period of 2015. This increase was driven by same market treatment growth (3%), increases in organic revenue per treatment (2%), an increase in dialysis days (1%) and contributions from acquisitions (1%).

        Dialysis treatments increased by 4% for the year ended December 31, 2016 as compared to the same period in 2015 primarily due to same market treatment growth (3%) and contributions from acquisitions (1%). At December 31, 2016, 188,987 patients (3% increase over December 31, 2015) were being treated in the 2,306 dialysis clinics that we own or operate in the North America Segment, compared to 182,852 patients treated in 2,210 dialysis clinics at December 31, 2015.

        In the U.S., the average revenue per treatment was $351 for the year ended December 31, 2016 and $346 for the same period in 2015. The increase was mainly attributable to a higher volume of dialysis treatments with commercial payors.

        Cost per treatment in the U.S. decreased to $278 for the year ended December 31, 2016 from $279 in the same period of 2015. This decrease was largely driven by a favorable impact from lower cost for health care supplies and decreased bad debt, partially offset by higher personnel expense and various cost increases including rent expense and administration costs.

        Dialysis product revenue for the year ended December 31, 2016 increased by 3% to $904 million compared to $881 million in the same period in 2015. This was driven by higher sales of machines, dialyzers and peritoneal dialysis products, partially offset by lower sales of renal pharmaceuticals and bloodlines.

Operating Income

        Dialysis operating income increased to $2,060 million for the year ended December 31, 2016 as compared to $1,701 million in the same period in 2015. Operating income margin increased to 19.5% for the year ended December 31, 2016 from 17.1% for the same period in 2015, due to lower costs from health care supplies, a higher volume of dialysis treatments with commercial payors, the prior year impact from the Net Settlement Expense, a release of bad debt reserves, higher income from equity method investees and lower legal expenses excluding Net Settlement Expense legal costs noted above, partially offset by higher personnel expense and a cost impact related to the vesting of long term incentive plan grants.

Delivered EBIT

        Dialysis delivered EBIT increased by 22% to $1,790 million for the year ended December 31, 2016 from $1,467 million for the same period of 2015, mainly as a result of increased operating income, partially offset by increased noncontrolling interests driven by higher operating income of our joint ventures involving dialysis clinics.

Care Coordination

Revenue

        Care Coordination revenue increased by 23% to $2,307 million for the year ended December 31, 2016 from $1,882 million for the same period of 2015. This increase was driven by increases in organic revenue growth (20%) and contributions from acquisitions (3%).

Operating Income

        Care Coordination operating income decreased to $59 million for the year ended December 31, 2016 from $97 million for the same period of 2015. The operating income margin decreased to 2.6% for the year ended December 31, 2016 from 5.2% mainly driven by increased costs related to bad debt reserves for hospitalist and intensivist services and the prior year impact of reimbursement for BPCI costs as well as higher costs for physician practice services due to infrastructure development, partially offset by a favorable impact from vascular, cardiovascular and endovascular specialty services.

Delivered EBIT

        Care Coordination delivered EBIT decreased by 41% to $34 million for the year ended December 31, 2016 from $57 million as compared to the same period of 2015 mainly as the result of decreased operating income, partially offset by decreased noncontrolling interests effects.

Member Months Under Medical Cost Management

        Care Coordination's member months under medical cost management for the year ended December 31, 2016 was 387,244 months as compared to 208,933 months for the same period of 2015. The increase in membership volume was largely attributable to furthered enrollment in our ESCOs, BPCI development, growth in our sub-capitation and other shared savings arrangements as well as the continued contribution from MA-CSNPs which commenced in the first quarter of 2016. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

Medical Cost Under Management

        Care Coordination's medical cost under management for the year ended December 31, 2016 was $2,814 million as compared to $1,660 million for the same period of 2015. The increase in medical cost under management was largely attributable to furthered enrollment in our ESCOs, BPCI development, growth in our other shared savings and sub-capitation arrangements as well as the continued contribution from MA-CSNPs which commenced in the first quarter of 2016. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

Care Coordination Patient Encounters

        Care Coordination's patient encounters for the year ended December 31, 2016 was 5,539,703 encounters and procedures as compared to 5,005,695 encounters and procedures for the same period of 2015. The increase was driven by patient encounters and procedures provided by hospitalist and intensivist services, Rx BMM program, urgent care centers, vascular procedures as well as cardiovascular and endovascular services. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

EMEA Segment

Key Indicators for EMEA Segment
			Change in %
	2016	2015	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	2,667	2,629	1%	4%
Health Care(2)	1,294	1,226	6%	9%
Dialysis Products	1,373	1,403	(2%)	0%
Number of dialysis treatments	8,872,231	8,211,464	8%
Same market treatment growth in %	3.6%	3.8%
Operating income in $ million	524	577	(9%)
Operating income margin in %	19.7%	21.9%
Delivered EBIT in $ million(3)	520	574	(9%)

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation-Constant Currency" above.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

Revenue

        Total revenue for the EMEA Segment increased by 1% (4% increase at Constant Exchange Rates) to $2,667 million for the year ended December 31, 2016 as compared to $2,629 million for the same period of 2015. Health Care service revenue for the EMEA Segment increased during the year ended December 31, 2016 by 6% (9% increase at Constant Exchange Rates) to $1,294 million from $1,226 million in the same period of 2015. This increase is a result of contributions from acquisitions (6%), same market treatment growth (4%), and an increase in dialysis days (1%), partially offset by the negative impact of exchange rate fluctuations (3%), the effect of closed or sold clinics (1%) and decreases in organic revenue growth per treatment (1%). Dialysis treatments increased by 8% for the year ended December 31, 2016 over the same period in 2015 mainly due to contributions from acquisitions (5%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2016, we had 59,767 patients (9% increase over December 31, 2015) being treated at the 711 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 54,857 patients treated at 659 clinics at December 31, 2015.

        Dialysis product revenue for the year ended December 31, 2016 decreased by 2% (remained unchanged at Constant Exchange Rates) to $1,373 million compared to $1,403 million in the same period of 2015. Dialysis product revenue was largely static at Constant Exchange Rates due to lower sales of renal pharmaceuticals, dialyzers and machines, mostly offset by increased sales of bloodlines, products for acute care treatments, peritoneal dialysis products and hemodialysis solutions and concentrates.

Operating Income

        Operating income decreased by 9% to $524 million for the year ended December 31, 2016 as compared to $577 million for the same period in 2015. Operating income margin decreased to 19.7% for the year ended December 31, 2016 from 21.9% for the same period in 2015 mainly due to the prior year impact from a gain from the sale of our European marketing rights for certain renal pharmaceuticals, higher bad debt expense, lower income from equity method investees due to product development costs and unfavorable foreign exchange effects, partially offset by fixed costs leverage of higher sales.

Delivered EBIT
        Delivered EBIT decreased by 9% to $520 million for the year ended December 31, 2016 as compared to $574 million for the same period in 2015 primarily due to decreased operating income coupled with increased noncontrolling interests effects.

Asia-Pacific Segment

Key Indicators for Asia-Pacific Segment
			Change in %
	2016	2015	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	1,632	1,502	9%	8%
Health Care(2)	730	667	9%	3%
Dialysis Products	902	835	8%	12%
Number of dialysis treatments	4,003,957	3,790,924	6%
Same market treatment growth in %	4.7%	3.8%
Operating income in $ million	319	298	7%
Operating income margin in %	19.6%	19.8%
Delivered EBIT in $ million(3)	312	291	7%

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation-Constant Currency" above.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

Revenue

        Total revenue for the Asia-Pacific Segment increased by 9% (8% increase at Constant Exchange Rates) to $1,632 million for the year ended December 31, 2016 as compared to $1,502 million for the same period of 2015. Health Care service revenue for the Asia-Pacific Segment increased during the year ended December 31, 2016 by 9% (3% increase at Constant Exchange Rates) to $730 million from $667 million in the same period of 2015. This increase is a result of exchange rate fluctuations (6%) and same market treatment growth (5%), partially offset by decreases in organic revenue growth per treatment (1%) and the effect of closed or sold clinics (1%). Dialysis treatments increased by 6% for the year ended December 31, 2016 over the same period in 2015 mainly due to same market treatment growth (5%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2016, we had 29,328 patients (an 11% increase over December 31, 2015) being treated at the 374 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 26,472 patients treated at 320 clinics at December 31, 2015.

        Dialysis product revenue for the year ended December 31, 2016 increased by 8% (12% increase at Constant Exchange Rates) to $902 million compared to $835 million in the same period of 2015. The 12% increase at Constant Exchange Rates was driven by increased sales of machines, dialyzers, bloodlines, products for acute care treatments, peritoneal dialysis products and hemodialysis solutions and concentrates.

Operating Income

        Operating income increased by 7% to $319 million for the year ended December 31, 2016 as compared to $298 million for the same period in 2015. Operating income margin decreased to 19.6% for the year ended December 31, 2016 from 19.8% for the same period in 2015 due to unfavorable foreign exchange effects and costs associated with changes in the Management Board, partially offset by a favorable effect of prior year costs related to customs duty receivables in India.

Delivered EBIT

        Delivered EBIT increased by 7% to $312 million for the year ended December 31, 2016 as compared to $291 million for the same period in 2015 due to increased operating income.

Latin America Segment

Key Indicators for Latin America Segment
			Change in %
	2016	2015	as reported	at Constant Exchange Rates(1)
Revenue in $ million(2)	712	766	(7%)	13%
Health Care(2)	513	567	(9%)	15%
Dialysis Products	199	199	0%	7%
Number of dialysis treatments	4,770,859	4,907,181	(3%)
Same market treatment growth in %	1.9%	6.5%
Operating income in $ million	66	48	37%
Operating income margin in %	9.2%	6.3%
Delivered EBIT in $ million(3)	66	48	37%

(1)
For further information on Constant Exchange Rates, see "Non-U.S. GAAP Measures for Presentation-Constant Currency" above.

(2)
Net of patient service bad debt provision.

(3)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

Revenue

        Total revenue for the Latin America Segment decreased by 7% (13% increase at Constant Exchange Rates) to $712 million for the year ended December 31, 2016 as compared to $766 million for the same period of 2015. Health Care service revenue for the Latin America Segment decreased by 9% (15% increase at Constant Exchange Rates) during the year ended December 31, 2016 to $513 million as compared to $567 million for the same period of 2015. Health Care service revenue decreased as a result of the negative effect of exchange rate fluctuations (24%) and the effect of closed or sold clinics (mainly in Venezuela and Brazil) (7%), partially offset by increases in organic revenue per treatment (18%), growth in same market treatments (2%) and contributions from acquisitions (2%). Dialysis treatments decreased by 3% for the year ended December 31, 2016 over the same period in 2015 mainly due to the effect of closed or sold clinics (mainly in Venezuela and Brazil) (7%), partially offset by same market treatment growth (2%), contributions from acquisitions (2%). As of December 31, 2016, we had 30,389 patients (a 1% increase over December 31, 2015) being treated at the 233 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 30,200 patients treated at 229 clinics at December 31, 2015.

        Dialysis product revenue for the year ended December 31, 2016 remained unchanged at $199 million as compared to the same period of 2015. At Constant Exchange Rates, dialysis product revenue increased by 7% driven by increased sales of dialyzers, hemodialysis solutions and concentrates as well as bloodlines, partially offset by lower sales of peritoneal dialysis products and machines.

Operating Income

        Operating income increased by 37% to $66 million for the year ended December 31, 2016 as compared to $48 million for the same period in 2015. Operating income margin increased to 9.2% for the year ended December 31, 2016 from 6.3% for the same period in 2015 mainly due the prior year loss from the divestment of the dialysis service business in Venezuela and the impact from higher revenue in the region primarily from reimbursement increases, partially offset by higher bad debt expense, an unfavorable impact from manufacturing production costs driven by (i) unfavorable foreign exchange effects and (ii) higher costs for quality development, as well as unfavorable foreign exchange effects and higher costs mainly related to inflation.

Delivered EBIT

        Delivered EBIT increased by 37% to $66 million for the year ended December 31, 2016 as compared to $48 million for the same period in 2015 due to increased operating income noted above.

Year ended December 31, 2015 compared to year ended December 31, 2014

Highlights

        Revenue increased by 6% to $16,738 million (11% increase at constant exchange rates) mainly due to contributions from acquisitions (6%) and increases in organic revenue (6%), partially offset by the negative impact of exchange rate fluctuations (5%) and the effect of closed or sold clinics (1%).

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2015 decreased by 2% to $1,029 million from $1,045 million for the same period in 2014. This development was driven by the following:

  (i)
  On February 17, 2016, we reached and reported to the courts an agreement in principle with a committee for all plaintiffs in regards to the GranuFlo® and NaturaLyte® multidistrict litigation in Massachusetts and Missouri. The agreement in principle calls for us to pay $250 million into a settlement fund in August 2016 in exchange for releases of all or substantially all of the plaintiffs' claims, provided that certain thresholds and restrictions are met. Our affected insurers have agreed to fund $220 million of the settlement fund, with a reservation of rights regarding certain coverage issues between and among us and our insurers. We have accrued a Net Settlement Expense of $60, which is included in Selling, general and administrative. For further information, see Note 18 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report. The after tax loss related to the Net Settlement Expense was $36.3 million for the year ended December 31, 2015.

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

(3)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

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

        SG&A expenses increased to $2,895 million for the year ended December 31, 2015 from $2,644 million in the same period of 2014. SG&A expenses as a percentage of sales increased to 17.3% for the year ended December 31, 2015 in comparison with 16.7% in the same period of 2014 due to increases in the North America Segment, the Latin America Segment and the Asia-Pacific Segment, partially offset by a decrease in the EMEA Segment and favorable impact of varying margins across our four reporting segments. The increase in the North America Segment was mainly driven by the Net Settlement Expense, higher legal and consulting expenses, higher costs for employee benefit plans and an unfavorable impact from hospitalist and intensivist services. The increase in the Latin America Segment was driven by the impact of the loss from the divestment of the dialysis service business in Venezuela, higher costs related to inflation and increased bad debt expense, partially offset by higher reimbursement in part of the region. The increase in the Asia Pacific Segment was due to unfavorable foreign exchange effects, increased costs related to furthered sales development and higher consulting expense, partially offset by a favorable impact from acquisitions. The decrease in the EMEA Segment was largely due to a gain from the sale of our European marketing rights for certain renal pharmaceuticals, lower expenses related to compliance investigations we are conducting (See Note 18 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report) and lower IT project costs.

        R&D expenses increased to $140 million for the year ended December 31, 2015 from $122 million for the same period of 2014.

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

        Interest expense increased by 3% to $508 million for the year ended December 31, 2015 as compared to $495 million for the same period in 2014 due to a higher impact from the valuation of the embedded derivative related to the Convertible Bonds issued in September 2014 (see Note 9 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations," included in this report) and an increase in the average debt level during the year, partially offset by a favorable impact from the translation of interest expense on euro-denominated bonds and the impact of amendments to our Amended 2012 Credit Agreement in 2014. Interest income increased to $117 million for the year ended December 31, 2015 from $84 million for the same period in 2014 mainly as a result of the higher impact from the valuation of the call option on the Company's shares related the issuance of Convertible Bonds issued in September 2014 (see Note 9 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations," included in this report), which fully offsets the increase in interest expense due to the valuation of the embedded derivative noted above, as well as higher interest income as a result of the early repayment of interest-bearing notes receivables.

        Income tax expense increased to $623 million for the year ended December 31, 2015 from $584 million for the same period in 2014. The effective tax rate increased to 32.1% from 31.7% for the same period of 2014. The change in tax rate for the year ended December 31, 2015, as compared to the same period in 2014, was affected negatively by the positive impact of the resolution of challenged deductions for civil settlement payments taken in prior years on our 2014 tax rate and the negative effect from the non-tax deductible loss from the sale of the dialysis service business in Venezuela, partially offset by higher non-taxable noncontrolling interest expense. The effective tax rate is also impacted by tax rate differentials which are determined by calculating the difference between the applicable tax rate in each jurisdiction in which we operate and the combined German tax rate (a corporate tax rate, which includes a solidarity surcharge, and a trade tax rate). This difference is then applied to the taxable income generated in each of the jurisdictions. The significant rate differential for 2015 (see Note 16 of the Notes to Consolidated Financial Statements, "Income Taxes," included in this report) is the result of the U.S. effective tax rate being significantly higher than the German tax rates –39.5% compared to the combined German tax rate of 29.6%. The U.S. effective tax rate is comprised of the U.S. federal corporate tax rate of 35% adjusted for the impact of the various tax rates in the states in which we do business. The North America Segment is still and is expected to be in the future the main driver for this significant tax differential.

        Net income attributable to noncontrolling interests for the year ended December 31, 2015 increased to $284 million from $215 million for the same period of 2014 primarily driven by increased operating income of the joint ventures with dialysis clinics, Care Coordination acquisitions in 2014 and the creation of new joint ventures with dialysis clinics the North America Segment.

        Net income attributable to shareholders of FMC-AG & Co. KGaA for the year ended December 31, 2015 decreased by 2% to $1,029 million from $1,045 million for the same period in 2014 as a result of the combined effects of the items discussed above. Excluding (i) the after tax loss related to the Net Settlement Expense, (ii) the after tax loss from the divestiture of our dialysis service business in Venezuela and (iii) the realized portion of the after tax gain from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma, in 2015, as well as (iv) the after tax loss, $13.1 million, related to the closing of manufacturing plants in 2014, net income attributable to FMC-AG & Co. KGaA increased by 2%.

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

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

(3)
For further information on these metrics, please refer to the discussion above on our Care Coordination measures under "Business Metrics for Care Coordination".

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

(3)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

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

Operating Income

        Operating income decreased by 2% to $577 million for the year ended December 31, 2015 as compared to $590 million for the same period in 2014. Operating income margin increased to 21.9% for the year ended December 31, 2015 from 19.2% for the same period in 2014 mainly due to a gain on the sale of our European marketing rights of certain renal pharmaceuticals, a favorable impact from volume and efficiency improvements on manufacturing costs, lower expenses related to compliance investigations we are conducting (see Note 18 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies," included in this report) and lower IT project costs.

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

(3)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

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

(3)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to Operating Income for each of our reporting segments, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators – Delivered EBIT" above.

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

IV.    Liquidity and Capital Resources

        Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and joint ventures, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see "Net Cash Provided By (Used In) Investing Activities" and "Net Cash Provided By (Used In) Financing Activities" below).

        At December 31, 2016, we had cash and cash equivalents of $747 million. For information regarding utilization and availability of cash under the Amended 2012 Credit Agreement, see Note 9 of the Notes to Consolidated Financial Statements, "Long-term Debt and Capital Lease Obligations – Amended 2012 Credit Agreement, and "– Accounts Receivable Facility"" included in this report.

Net Cash Provided By (Used In) Operating Activities

        During 2016, 2015 and 2014, we generated net cash provided by operating activities of $2,140 million, $1,960 million and $1,861, respectively. Cash provided by operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in 2016 versus 2015 was mainly a result of a decreased volume of health care supplies, particularly due to erythropoietin-stimulating agents as well as increased earnings, partially offset by unfavorable effects from other working capital items and a $100 million discretionary contribution to pension plan assets in the United States.

        The profitability of our business depends significantly on reimbursement rates. Approximately 81% of our revenues are generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. Legislative changes could affect reimbursement rates for a significant portion of the services we provide, as well as the scope of coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See "Financial Condition and Results of Operations – "Overview, Legislation and Growth," above.

        Our working capital, which is defined as current assets less current liabilities, was $2,277 million at December 31, 2016 which decreased from $2,619 million at December 31, 2015. The change is primarily the result of increased short-term debt due to issuance of short-term notes under our commercial paper program (see Note 8 of the Notes to Consolidated Financial Statements, "Short-Term Debt and Short-Term Debt from Related Parties," included in this report), the reclassification of our dollar-denominated senior notes to current liabilities as these notes mature during the third quarter of 2017, increased accrued expenses and other current liabilities as well as increased accounts payable to related parties, partially offset by the repayment of euro-denominated Senior Notes that matured in the third and fourth quarter of 2016, increased trade accounts receivable, and increased cash and cash equivalents. Our ratio of current assets to current liabilities was 1.45 and 1.63 at December 31, 2016 and December 31, 2015, respectively.

        We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under the Commercial Paper

Program (See Note 8 of the Notes to the Consolidated Financial Statements, "Short-Term Debt and Short-Term Debt from Related Parties," included in this report) as well as the issuance of debt securities. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes. We aim to preserve financial resources with a minimum $500 million of committed and unutilized credit facilities.

        Cash provided by operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 70 at December 31, 2016, a decrease as compared to 71 at December 31, 2015.

        DSO by segment is calculated by dividing the segment's accounts receivable, as converted to U.S. dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to acquisitions made within the reporting period with a purchase price above a $50 million threshold as defined in the Amended 2012 Credit Agreement. The development of DSO by reporting segment is shown in the table below:

	2016	2015
North America days sales outstanding	54	53

EMEA days sales outstanding	101	104

Asia-Pacific days sales outstanding	105	113

Latin America days sales outstanding	143	141

FMC-AG & Co. KGaA average days sales outstanding	70	71

        The DSO increase in the North America Segment is largely due to a release of bad debt reserves in our dialysis business, which is partially offset by increased bad debt reserves in our Care Coordination business. The EMEA Segment's DSO decrease reflects increased sales in the region coupled with fluctuations in payments of public health care organizations. The Asia-Pacific Segment's DSO decrease reflects an improvement of payment collections in China. The Latin America Segment's DSO increase reflects periodic delays in payment of public health care organizations in certain countries.

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

Net Cash Provided By (Used In) Investing Activities

        We used net cash of $1,379 million, $1,001 million and $2,690 million in investing activities in the years ended December 31, 2016, 2015 and 2014, respectively.

        Capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment were $1,012 million, $935 million and $920 million for the years ended December 31, 2016, 2015 and 2014, respectively. During 2016, capital expenditures were $568 million in the North America Segment, $253 million at Corporate, $119 million for the EMEA Segment, $38 million for the Asia-Pacific Segment and $34 million for the Latin America Segment. Capital expenditures during 2015 were $480 million in the North America Segment, $261 million at Corporate, $112 million for the EMEA

Segment, $46 million for the Latin America Segment and $36 million for the Asia-Pacific Segment. Capital expenditures during 2014 were $403 million in the North America Segment, $285 million at Corporate, $161 million for the EMEA Segment, $37 million for the Asia-Pacific Segment and $34 million for the Latin America Segment. The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities (primarily in the North America Segment, Germany and France) and capitalization of machines provided to our customers and for Care Coordination. Capital expenditures remained stable at 6% of total revenue in 2016, 2015 and 2014.

        In addition to the capital expenditures discussed above, we invested approximately $578 million during 2016, approximately $347 million in the North America Segment, $183 million in the EMEA Segment, $24 million at Corporate, $15 million in the Asia-Pacific Segment and $9 million in the Latin America Segment. The investment during 2016 is primarily related to acquisitions of dialysis clinics, available for sale financial assets, acquisitions in our hospitalist and intensivist business, and a loan provided to an equity method investee in the North America Segment. In the EMEA Segment, we acquired a medical technology company focusing on the treatment of lung and cardiac failure as well as dialysis clinics. In the Asia-Pacific Segment and Latin America Segment, we acquired dialysis clinics. During 2016, we received $211 million from divestitures, mainly related to available for sale financial assets of approximately $129 million and a repayment of unsecured loans provided to an equity method investee in 2015 and 2016 of approximately $80 million. During 2015, we invested approximately $317 million, approximately $229 million in the North America Segment, $54 million in the EMEA Segment, $20 million at Corporate, $13 million in the Asia-Pacific Segment and $1 million in the Latin America Segment. The investment in the North America Segment was mainly driven by available for sale financial assets, the acquisition of dialysis clinics and notes receivables related to an equity method investee. The investment in the EMEA Segment largely relates to the acquisition of dialysis clinics and the contribution to an equity method investee. The investment in the Asia-Pacific Segment was mainly driven by the takeover of a distributor. During 2015, we received $251 million from divestitures, primarily driven by a $180 million repayment of an investment in the form of subordinated notes, $32 million related to the sale of our European marketing rights for certain renal pharmaceuticals, $21 million repayment of an unsecured loan provided to an equity method investee in 2014 as well as $9 million from the sale of our plasma collection device manufacturing business to Fresenius Kabi USA, Inc. (See Note 2 of the Notes to the Consolidated Financial Statements, "Related Party Transactions," included in this report). During 2014, we invested approximately $1,779 million cash, $1,602 million in the North America Segment, $91 million in the Asia-Pacific Segment, $48 million in the EMEA Segment, $36 million in the Latin America Segment and $2 million in Corporate. The investment in the North American Segment was mainly driven by acquisitions completed to expand our services within Care Coordination, available for sale financial assets, deferred acquisition payments related to an equity method investee, notes receivables related to an equity method investee and other acquisitions. The investments in the EMEA Segment, Asia-Pacific Segment and Latin America Segment largely relate to acquisitions of clinics and deferred acquisition payments related to an equity method investee.

        We anticipate capital expenditures of €1.1 to €1.2 billion and expect to make acquisitions of approximately €0.75 billion in 2017. See "Outlook" below.

Net Cash Provided By (Used In) Financing Activities

        Net cash used in financing activities was $585 million during 2016 compared to net cash used in financing activities of $1,008 million during 2015 and net cash provided by financing activities of $805 million during 2014.

        During 2016, cash was mainly used for the repayments of long-term debt and capital lease obligations, repayments of short-term debt, distributions to noncontrolling interests as well as payment of dividends, partially offset by proceeds from short-term debt and the increase in the utilization of our A/R Facility. During 2015, cash was mainly used for repayments of long-term debt, repayments of short-term debt, a reduction in the A/R Facility, distributions to noncontrolling interests and the payment of dividends, partially offset by proceeds from short-term debt, proceeds from the exercise of stock options, contributions from noncontrolling interests, and proceeds from short-term debt from related parties. During 2014, cash was mainly provided by proceeds from the issuance of senior notes and Convertible Bonds, proceeds from the issuance of other long-term debt and short-term debt including drawing under the revolving credit facility, proceeds from the exercise of stock options and contributions from noncontrolling interests, partially offset by repayment of portions of long-term debt and short term debt, the repayment for the EIB Agreements, payment of dividends as well as distributions to noncontrolling interests.

        On May 13, 2016, we paid a dividend with respect to 2015 of €0.80 per share (for 2014 paid in 2015 €0.78, for 2013 paid in 2014 €0.77). The total dividend payment was €244 million ($277 million), €237 million ($263 million) and €232 million ($318 million) in 2016, 2015, and 2014, respectively.

        The following table summarizes the Company's available sources of liquidity at December 31, 2016:

		Expiration per period of
Available Sources of Liquidity in millions	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Accounts Receivable Facility(a)	$609	$—	$609	$—	$—
Revolving Credit Facility of the Amended 2012 Credit Agreement(b)	1,408	—	1,408	—	—
Other Unused Lines of Credit	242	242	—	—	—

	$2,259	$242	$2,017	$—	$—

(a)
Subject to availability of sufficient accounts receivable meeting funding criteria. At December 31, 2016, the Company had letters of credit outstanding in the amount of $16 million which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

(b)
At December 31, 2016, the Company had letters of credit outstanding in the amount of $3 million which reduces the availability under the Revolving Credit Facility to the amount shown in this table.

        An additional source of liquidity is our Commercial Paper Program (the "CP Program") under which up to €1,000 million of short-term notes can be issued on a flexible and continuous basis. The maturity of the notes issued may not exceed two years less one day. As of December 31, 2016, €476 ($502) million was outstanding under the CP Program.

        The amount of guarantees and other commercial commitments at December 31, 2016 was not significant.

        At December 31, 2016, we had short-term debt, excluding the current portion of long-term debt and short-term debt from related parties in the total amount of $606 million.

        The following table summarizes, as of December 31, 2016, our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of
Contractual Obligations and Commitments in millions(a)	Total	less than 1 Year	1 - 3 Years	3 - 5 Years	Over 5 Years
Long-term Debt(b)	$9,144	$1,087	$4,756	$2,119	$1,182
Capital Lease Obligations	57	13	17	10	17
Operating Leases	4,174	740	1,201	872	1,361
Unconditional Purchase Obligations for inventory	442	213	191	38	—
Other Long-term Obligations(c)	187	108	73	6	—
Letters of Credit	19	—	19	—	—

	$14,023	$2,161	$6,257	$3,045	$2,560

(a)
Our pension liabilities are not included in the table of contractual obligations and commitments. The regular or special funding of our pension plans may adversely affect our liquidity in the future periods. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression. Actual results could differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the defined benefit plans during fiscal year 2017 are $1.2 million. For additional information regarding our pension plans and expected payments for the next ten years, see Note 10 of the Notes to the Consolidated Financial Statements, "Employee Benefit Plans" in this report.

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

        The breach of any of the covenants in any of the instruments or agreements governing our long-term debt – the Amended 2012 Credit Agreement, Senior Notes or the A/R Facility – could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Amended 2012 Credit Agreement becomes due at the option of the lenders under that agreement, and the "cross default" provisions in our other long-term debt permit the lenders to accelerate the maturity of the other debt upon such a default as well. As of December 31, 2016, we were in compliance with all covenants under the Amended 2012 Credit Agreement and our other financing agreements. For information regarding our Amended 2012 Credit Agreement, Senior Notes and the A/R Facility, see Note 9 of the Notes to Consolidated Financial Statements, "Long-Term Debt and Capital Lease Obligations," included in this report.

        Although, current and future economic conditions could adversely affect our business and our profitability, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Due to the non-discretionary nature of the health care services we provide, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services, our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payors. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate, credit risks. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our dialysis products. See "Results of Operations" above. If the current conditions in the credit and equity markets continue, or worsen, they could also increase our financing costs and limit our financial flexibility.

        Our General Partner's Management Board will propose to the shareholders at our AGM on May 11, 2017, a dividend with respect to 2016 and payable in 2017, of €0.96 per share (for 2015 paid in 2016: €0.80). The total expected dividend payment is approximately €294 million (approximately $310 million based upon the December 31, 2016 spot rate) compared to dividends of €244 million ($277 million) paid in 2016 with respect to 2015. The Amended 2012 Credit Agreement provides for a limitation on dividends and other restricted payments which is €440 million ($464 million based upon the December 31, 2016 spot rate) for dividends to be paid in 2017, and increases in subsequent years. Additional dividends and other restricted payments may be made subject to the maintenance of a maximum leverage ratio.

        Our 2017 principal financing needs are the repayment of Senior Notes as well as quarterly payments under our Amended 2012 Credit Agreement Term Loans. These payments as well as our dividend payment of approximately $310 million in May 2017, and the anticipated capital expenditures, and acquisition payments are expected to be covered by our cash flows, by using existing credit facilities and, if required, by additional debt financing. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

V.     Balance Sheet Structure

        Total assets as of December 31, 2016 increased to $26.9 billion from $25.4 billion as compared to December 31, 2015. Current assets as a percent of total assets remained stable at 27% at December 31, 2016 as compared to December 31, 2015. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 43% at December 31, 2016 as compared to 41% at December 31, 2015. The U.S. GAAP ROIC increased to 7.8% at December 31, 2016 as compared to 7.0% at December 31, 2015. Goodwill had a significant impact on the calculation of the ROIC. In 2016, our ROIC substantially exceeded our cost of capital. The Weighted Average Cost of Capital was 5.5%.

VI.   Outlook

        Below is a table showing our growth outlook for 2017 which is determined by reference to target results determined in accordance with IFRS and presented in euro. We have presented our outlook in this manner because the financial statements included in our SEC reports will be prepared in accordance with IFRS commencing in 2017, using the euro as our reporting currency. The growth rates indicated for 2017 are calculated and presented at Constant Exchange Rates with reliance on Item 10(e)(1)(i)(B) of SEC Regulation S-K as it is impossible to predict currency exchange movements over the course of an entire year.

  Vision 2020

        Our growth strategy for 2020 noted above in 4B, "Information on the Company -Business Overview – Our Strategy and Competitive Strengths" is presented in U.S. dollars and in accordance with U.S. GAAP.

        This growth strategy expressed a goal to increase revenues to $28 billion, in accordance with U.S. GAAP, by fiscal year 2020. In accordance with IFRS in euro, this revenue goal would be €21 billion by fiscal year 2020 utilizing the currency exchange rates at the time Vision 2020 was presented in April 2014. At currency rates prevailing at the beginning of 2017, this vision represents revenue of €24 billion in 2020. In addition, we indicated average annual revenue growth of approximately 10% and average annual growth of net income attributable to shareholders of FMC-AG & Co. KGaA in the high single-digits, these goals are unchanged.

	Results 2016	Results 2016	Targets 2017
	Prepared in accordance with U.S. GAAP	Prepared in accordance with IFRS	Prepared in accordance with IFRS
	in $	in €	in €
Revenue(1),(2)	$17.9 billion	€16.6 billion	Growth 8 - 10% (at Constant Exchange Rates)
Operating income(2)	$2.6 billion	€2.4 billion	Growth ≥ revenue growth
Delivered EBIT(2)	$2.3 billion(3)	€2.1 billion	Growth ~ revenue growth
Net income(4)	$1.2 billion	€1.1 billion
Net income growth(2),(4),			7 - 9% (at Constant Exchange Rates)
Basic earnings per share growth(2),(4),			based on development of net income
Capital Expenditures	$1.0 billion	€0.9 billion	€1.1 - 1.2 billion
Acquisitions and investments	$0.4 billion	€0.3 billion	~ €0.75 billion
Net cash provided by (used in) operating activities in % of revenue	11.9%	11.7%	> 10%
Free cash flow in % of revenue	6.3%(3)	6.1%	> 4%
Debt/EBITDA Ratio	2.4	2.6	< 2.5
ROIC	7.8%	7.8%	≥ 8.0%
Employees(5)	109,319	109,319	> 117,000
Research and development expenses	$162 million	€147 million	€150 - 160 million

(1)
Results 2016 revenue prepared in accordance with U.S. GAAP is recorded net of patient service bad debt provision

(2)
Targets 2017 exclude the effects of the agreement with the United States Departments of Veterans Affairs and Justice

(3)
For further information on Delivered EBIT and free cash flow, including reconciliations of Delivered EBIT to Operating Income and of free cash flow to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measures for Delivered EBIT and free cash flow, respectively, see "Non-U.S. GAAP Based Measures Utilized as Financial Key Performance Indicators" above

(4)
Net income attributable to shareholders of FMC AG & Co. KGaA

(5)
Full-time equivalents

        Delivered EBIT and free cash flow in % of revenue are non-IFRS key performance indicators used in the Outlook above. Presented below is a reconciliation of these key performance indicators to the most directly comparable IFRS financial measures:

Significant Cash Flow Key Performance Indicators

IFRS Reconciliation
For the year ended December 31, 2016
(in € millions)
Revenue	16,570
Net cash provided by (used in) operating activities	1,932
Capital expenditures	(931)
Proceeds from sale of property, plant and equipment	16
Capital expenditures, net	(915)
Free cash flow	1,017
Net cash provided by (used in) operating activities in % of revenue	12%
Free cash flow in % of revenue	6%

Delivered EBIT Reconciliation

IFRS Reconciliation
For the year ended December 31, 2016
(in € millions)
Operating income (EBIT)	2,409
less noncontrolling interests	(276)

Delivered EBIT	2,133

        In addition to the consolidated financial statements prepared in accordance with U.S. GAAP included in this report, we are subject to home country reporting requirements in Germany. These require that we provide an assessment of the probability and impact of certain risks and uncertainties that could materially affect our outlook. A summary of such risk assessment is set forth below.

        Although we believe our fiscal year 2017 outlook is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our results for the fiscal year 2017. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of their location in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3, Key Information – D. "Risk Factors" and Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks." Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in Note 18 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies" found elsewhere in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See "Forward-looking Statements" immediately following the Table of Contents to this report. Other risks discussed in Item 3, Key Information – D. ``Risk Factors" that are not included in the table below were deemed to have a medium to long-term potential effect on our business, financial condition and results of operations.

Risk to our 2017 outlook	Risk Factor (or other related disclosure) within the report	Probability(1)	Impact(2)
Regulatory Environment	If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.	Unlikely	Low
Quality

If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.

		Unlikely	Medium
U.S. Federal health care programs	Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.	Possible	Medium
Erythropoietin stimulating agents (ESAs)	The utilization of ESAs could materially impact our operating profit. An interruption of supply or our inability to obtain satisfactory terms for ESAs could reduce our operating profit.	Unlikely	Medium
Reimbursement by private insurers	Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.	Possible	Medium
Health care reforms	Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.	Possible	Medium
Competition	Our competitors could develop superior technology or otherwise impact our sales	Possible	Low
Corruption	We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws	Likely	Major
Information Technology

If we are unable to protect our information technology security systems against cyber-attacks or prevent other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of sensitive personal information or proprietary or confidential information, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse effect on our results of operations, financial position, and cash flows

		Possible	Medium
Liquidity and Financing	Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy	Unlikely	Medium
Currencies and interests	Foreign currency and interest rate exposure. See Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks"	Likely	Medium
Litigation	Legal and Regulatory Matters (See Note 18 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies – Legal and Regulatory Matters")	Unlikely	Medium
Taxes	Diverging views of fiscal authorities could require us to make additional tax payments	Possible	Low
U.S. Import Duties	Forward-looking Statements	Possible	Severe
Global economic conditions and disruptions in financial markets	We face specific risks from international operations	Possible	Major

(1)
We classify the potential probability into four categories: Almost certain (> 90%), Likely(> 50% but ≤ 90%), Possible (> 10% but ≤ 50%), and Unlikely (≤ 10%)

(2)
We classify the potential impact into three categories: Severe (material negative impact on the one year outlook), Major (significant negative impact on the one year outlook), Medium (moderate negative impact on the one year outlook) and Low (small negative impact on the one year outlook)

VII. Research and Development

Global R&D Strategy

        Health care systems are currently facing major financial challenges and expect this to continue well into the future. We address these challenges by developing innovative products that are not only of the highest quality, but are also affordable so that caregivers and patients can benefit from them. Based on our experience in operating our own dialysis clinics, we know that these are congruous goals.

        R&D is centrally managed as the Global Research and Development division. This enables us to respond even better to the global rise in demand for improved, high-quality yet cost-efficient treatment methods. In doing so, we also take regional market conditions into account and offer an appropriately differentiated product range. In future, we intend to deliver innovative, competitive products in a timelier manner and strengthen our focus on developing countries. To achieve these goals, we have identified six core areas as the focal points of our R&D activities.

  •
  Market leadership

        To maintain our position as market leader, we aim to regularly and sustainably offer innovative technologies, products, and features that put us ahead of the competition. We also want to improve our processes, manufacturing, services and, most importantly, the quality of life and medical outcomes for our patients.

  •
  Vertical integration

        R&D analyzes and improves therapy systems as well as processes in our dialysis clinics using lean principles supported by technology. As we are a vertically integrated company, our R&D benefits from direct access to the opinions and experience of patients and clinical staff at our own dialysis centers. This helps us to enhance the usability and features of our products in such a way as to further optimize and automate processes in the clinics and simplify operations.

  •
  Global portfolio management

        We manage and control our global product portfolio to enable us to quickly identify synergies between different product families. By exploiting these synergies, we can improve R&D efficiency and speed up time to market. Different markets have different requirements. Our platform architecture and modular system components allow us to reduce development times, achieve economies of scale in purchasing, and further pool our R&D resources.

  •
  Home therapies

        Worldwide, the number of people suffering from chronic kidney failure continues to increase. This increases the cost burden for health care systems; at the same time, the availability of trained personnel for dialysis centers is limited. As a result, demand for home therapy systems is on the rise around the world. Home dialysis and its associated technologies and products are therefore another key focal point of our R&D activities.

  •
  Emerging markets

        Many dialysis patients in emerging markets still do not have reliable access to treatment. The potential in these areas is accordingly high. With this in mind, we are developing a dedicated product portfolio for these regions and expanding our local presence. As one of the larger emerging markets, China is a key priority. We have a dedicated development center in this country. While the focus is currently on peritoneal dialysis products and dialysis machines, the aim is to develop a complete product portfolio especially for this market.

  •
  New technologies and applications

        To ensure growth in the medium and long term, we not only work on new products that are about to be launched, but also develop innovative technologies and applications. A stringent and systematic portfolio management approach ensures transparency across all projects and new ideas.

        In addition to the R&D activities carried out within our company, we collaborate with external partners to create a comprehensive innovation and technology network. These include numerous academic institutions, such as research institutes at renowned universities in the U.S. Another partner is the Renal Research Institute ("RRI") in New York. This subsidiary of Fresenius Medical Care North America is a leading institution in the field of clinical research into chronic kidney failure. Together, we are working on fundamental issues relating to dialysis treatment. We are increasingly working with start-ups to encourage an open culture that promotes innovation and to gain access to the latest technologies both in our core business as well as in adjacent areas that are of future strategic interest to us.

        In 2016, we formed Fresenius Medical Care Ventures ("FMCV") to allow us to participate in young start-ups as a strategic investor. FMCV is another element of our innovation strategy. Our first FMCV investment is in a company that develops extracorporeal treatment for bloodstream infections.

        Also in 2016, we launched Unicyte AG, a wholly-owned subsidiary of Fresenius Medical Care. Unicyte evolved from the long-standing research partnership between Fresenius Medical Care and the University of Turin and aims to translate projects in the areas of regenerative medicine, adult stem cells, and nanoscale extracellular vesicles (the smallest membrane particles that can transfer a complex set of information from one cell to another) into clinical programs. The new organizational structure will allow us to involve additional partners.

Innovations in 2016

        We launched a new therapy system last year. The 6008 CARESystem optimizes dialysis treatment while minimizing the number of operating steps required. Operation of the dialysis system is simplified further by a new, all-in-one disposable with pre-connected blood tubes for all treatment modalities. As well as being cost-efficient, the 6008 CAREsystem is environmentally friendly, generating less waste during dialysis than other systems.

        In 2016, we also gathered the first clinical data from a new dialyzer. Its hollow fibers have a modified inner wall that allows blood to pass more effectively, thereby reducing the need for heparin in standard dialysis treatments. Heparin slows down blood clotting and prevents the patient's blood from coagulating in the tubes of the dialysis machine.

Ethical standards in R&D

        As part of our innovation culture, we also strive to carry out R&D responsibly. Whenever we launch a new medical device or pharmaceutical product, we are legally required to prove and extensively document its effectiveness and safety. This can result in the need for clinical studies. Our industry is subject to extensive guidelines and laws intended to ensure that no ethical principles are violated during such studies, that physicians and institutions carrying out studies on companies' behalf have been carefully selected based on their qualifications, and that scientifically accepted methods are applied. They include, for example, the declaration of the World Medical Association, which prescribes basic ethical principles for clinical research, EU directives on pharmaceuticals (such as Directive 536/2014/EU), the MD Directive, and ISO standard 14155, which defines the criteria for clinical investigation and reporting in clinical research. Fresenius Medical Care carries out its clinical research in accordance with these regulations. In addition, we observe national laws and regulations such as the AMG and the Medical Devices Act in Germany, or the FDA regulations. Fresenius Medical Care's own Standard Operating Procedures for employees combine these regulations with internal rules to ensure that clinical investigations commissioned by us are carried out and documented properly. Before an investigation can even begin, ethics committees in the relevant countries must approve its implementation.

Expenditures

        Research and development expenditures amounted to $162 million in 2016, compared to $140 million and $122 million in 2015 and 2014, respectively. Our 2016 expenditures were driven by higher personnel expense and project costs related to an expansion of our project portfolio which has a number of key projects currently in the peak of their resource consumption.

Outlook

        We are expanding our product range in the Asia-Pacific region by developing new products and solutions for CAPD and manufacturing them locally. We are also currently developing a whole portfolio of state-of-the-art PD technologies together with our partners. The new product platform will offer newly designed peritoneal dialysis cyclers for APD therapy, the most common home therapy for treating end-stage renal disease. The new cyclers are small, lightweight and compact, making them ideal for home treatment. This new generation of PD cyclers will provide greater flexibility for dialysis patients. We continually invest in developing and improving life-sustaining products and treatment concepts in the years to come, thus improving the quality of life for as many patients as possible with financially viable, environmentally-friendly innovations based on strategic technology platforms. We plan to spend approximately €150 to €160 million on research and development in 2017.

IX.   Tabular Disclosure of contractual obligations

        The information required by this item may be found in Item 5B under the caption " – Liquidity and Capital Resources – Net Cash Provided By (Used In) Financing Activities."

Item 6.    Directors, Senior Management and Employees

A.    Directors and senior management

General

        As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz or AktG), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

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

The General Partner's Supervisory Board

        The supervisory board of Management AG presently consists of five members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE), the sole shareholder of Management AG. Currently, one position is vacant on the supervisory board of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner's supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them.

        Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member's term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner's supervisory board took place in May 2016. Members of the General Partner's supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

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

        The table below provides the names of the current members of the supervisory board of Management AG and their ages. Except for Mr. Sturm, each of such persons is also a member of the Supervisory Board of FMC AG & Co. KGaA.

Name	Current Age
Mr. Stephan Sturm, Chairman(1)	53
Dr. Dieter Schenk, Vice Chairman(1)(4)	64
Dr. Gerd Krick(1)(2)	78
Mr. Rolf A. Classon(1)(2)(3)(4)	71
Mr. William P. Johnston(1)(2)(3)(4)	72

(1)
Members of the Human Resources Committee of the supervisory board of Management AG

(2)
Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA along with Mrs. Deborah McWhinney (a member of our supervisory board).

(3)
Independent director for purposes of our pooling agreement

(4)
Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

        MR. STEPHAN STURM became Chairman of the Management Board of Fresenius SE on July 1, 2016, after serving for over 11 years as Fresenius SE's Chief Financial Officer. Prior to joining Fresenius in 2005, he was a Managing Director of Credit Suisse First Boston ("CSFB"), from 2000 as Head of Investment Banking for Germany and Austria, and also served on CSFB's European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Duesseldorf and Frankfurt. Mr. Stephan Sturm holds a degree in Business from Mannheim University.

        DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is also Vice Chairman of our Supervisory Board and Vice Chairman of the supervisory board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, Bank Schilling & Co. AG and TOPTICA Photonics AG and as a Vice-Chairman of the supervisory board of Greiffenberger AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

        DR. GERD KRICK has been a member of the supervisory board of Management AG since December 2005 and the Chairman of our Supervisory Board since February 2006. He is the Chairman of the supervisory board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the Board of Vamed AG, Austria.

        MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. Mr. Classon also serves on the Board of Directors of Catalent Inc.

        MR. WILLIAM P. JOHNSTON has been a member of the supervisory board of Management AG since August 2006 and also serves on our Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also Chairman of the Board of The Hartford Mutual Funds, Inc. and a member of the Board of Directors of HCR-Manor Care, Inc.

The General Partner's Management Board

        Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

        The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Current Age	Position	Year term expires
Rice Powell	61	Chief Executive Officer and Chairman of the Management Board	2017
Michael Brosnan	61	Chief Financial Officer	2017
William Valle	56	Chief Executive Officer for North America	2020
Dr. Olaf Schermeier	44	Chief Officer of Global Research & Development	2021
Kent Wanzek	57	Head of Global Manufacturing Operations	2017
Dominik Wehner	48	Chief Executive Officer for Europe, Middle East and Africa	2022
Harry de Wit	54	Chief Executive Officer for the Asia-Pacific	2018

        RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has over 30 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

        MICHAEL BROSNAN has been with the Company since 1998. Mr. Brosnan is a member of the Management Board and Chief Financial Officer of Management AG. Mr. Brosnan is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Brosnan was a member of the Board of Directors of Fresenius Medical Care North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

        WILLIAM VALLE was appointed Chief Executive Officer for FMCNA effective January 2017 and a member of the Management Board of Management AG on February 17, 2017. Prior to that, Mr. William Valle was executive vice president responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has nearly 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

        DR OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Dr. Schermeier served on the supervisory board of Fiagon AG from December 21, 2015 until October 6, 2016. Prior to FMC-AG & Co. KGaA, Dr. Schermeier served as President of Global Research and Development for Draeger Medical, Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charite-clinic and Biotronik, Germany.

        KENT WANZEK has been with the Company since 2003. Mr. Wanzek is a member of the Management Board of Management AG with responsibility for Global Manufacturing and Quality and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

        DOMINIK WEHNER was appointed Chief Executive Officer for the EMEA Segment on April 1, 2014. Mr. Wehner began his career at Fresenius Medical Care in 1994 as Junior Sales Manager and served recently as Executive Vice President responsible for the regions Eastern Europe, Middle East and Africa as well as Renal Pharma EMEALA and People, Organizational Change and Implementation EMEALA. Mr. Wehner also serves on the Vifor Fresenius Medical Care Renal Pharma Ltd. Board of Directors.

        HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for 25 years. Mr. de Wit holds a master's degree in Medicine from the VU University of Amsterdam in the Netherlands and a bachelor's of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands.

        The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

        Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The most recent Supervisory Board elections occurred in May of 2016. The next elections will take place during 2021. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16.G, below, "Governance – The Legal Structure of FMC-AG & Co. KGaA."

        The current Supervisory Board consists of six persons, four of whom – Messrs. Krick (Chairman), Schenk (Vice-Chairman), Classon, and Johnston – are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see "The General Partner's Supervisory Board," above.

        DEBORAH DOYLE McWHINNEY, 61, has been a member of the Supervisory Board since May 12, 2016. Ms. McWhinney is a non-executive director of Lloyds Banking Group, IAS Markit, and Fluor, Inc. She is also a trustee for the Institute of Defense Analyses and the California Institute of Technology. Ms. McWhinney is the former Chief Executive Officer and Chief Operating Officer of Citi Enterprise Payments. Ms: McWhinney also held various executive positions in the financial services and media industries. She is a member of the Audit and Corporate Governance Committee of FMC AG & Co. KGaA.

        PASCALE WITZ, 50, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi's executive committee (equivalent to management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz serves on the board of Savencia S.A. since April 20, 2016.

        The terms of office of the aforesaid members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board held during the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member's term begins. The most recent election of members of the Supervisory Board took place in May 2016. Fresenius SE, as sole shareholder of our general partner, does not participate in the vote on discharge of the Supervisory Board. Before the expiration of their term, members of the Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

        The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner's management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner's Management Board. See Item 16.G, below, "Governance – The Legal Structure of FMC-AG & Co. KGaA." Among other matters, the Supervisory Board will, together with the general partner, fix the agenda for the AGM and make recommendations with respect to approval of the Company's financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of its Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company's auditors to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our U.S. GAAP financial statements.

B.    Compensation

Report of the Management Board of Management AG, our General Partner

        The compensation report of FMC-AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the supervisory board of Fresenius Medical Care Management AG are described. The Compensation Report is part of the Management Report on the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as of December 31, 2016. The Compensation Report is prepared on the basis of the recommendations of the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

        The entire supervisory board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The supervisory board of Fresenius Medical Care Management AG is assisted in this task by a personnel committee, the Human Resources Committee, a committee which is created from among the supervisory board of Fresenius Medical Care Management AG's members. The Human Resources Committee is composed of Mr. Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston, Dr. Dieter Schenk and Mr.Rolf A. Classon.

        The current Management Board compensation system was approved by the General Meeting of FMC-AG & Co. KGaA on May 12, 2016, and is reviewed by an independent external compensation expert on a regular basis. The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of our business and to reward them based on their duties and performance as well as their success in managing our economic and financial position giving due regard to the peer environment.

        The amount of the total compensation of the members of the Management Board is measured taking particular account of a horizontal comparison with the compensation of management board members of other DAX-listed companies and similar companies of comparable size and performance in the relevant industry sector. Furthermore, the relation of the overall compensation of the members of the Management Board and that of the senior management as well as the staff overall, as determined by way of a vertical comparison, is taken into account.

        The compensation of the Management Board is, as a whole, performance-based and consisted of three elements in the fiscal year:

  •
  non-performance-based compensation (fixed compensation and fringe benefits)

  •
  short-term performance-based compensation (one-year variable compensation (bonus))

  •
  components with long-term incentive effects (multi-year variable compensation in form of share-based compensation with cash settlement)

  I.    Fixed compensation

        The Management Board members receive a fixed amount as basic compensation. In Germany or Hong Kong, as the case may be, the fixed compensation is paid in twelve equal monthly installments. To the extent the fixed compensation is paid to members of the Management Board in the U.S., payment is made in accordance with local customs in twenty-four equal instalments.

        Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars and special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits, also in case accruals have been set up therefore.

  II.    Performance-based compensation

        Performance-based compensation is awarded as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (share-based compensations with cash settlement). The share-based compensations with cash settlement consist of the so-called "Share Based Award," resulting as a deferral amount from the one-year variable compensation, as well as of performance shares, which are granted in the context of the "Fresenius Medical Care Long-Term Incentive Plan 2016" ("LTIP 2016"). In addition, the supervisory board of Management AG may grant a discretionary bonus for extraordinary performances.

  One-year variable compensation and Share Based Award

        The amount of the one-year variable compensation and of the share based award depends on the achievement of the following individual and common targets:

  •
  net income growth,

  •
  free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) in percent of revenue,

  •
  operating income margin

        The targets are weighted differently depending on the department of the Management Board or its functions. In the case of Messrs. Rice Powell and Michael Brosnan (both with corporate group functions) as well as Dr. Olaf Schermeier (Research & Development), the net income growth is weighted with 80%. In the case of Messrs. Roberto Fusté (Management Board member until March 31, 2016), Ronald Kuerbitz, Dominik Wehner and Harry de Wit (Management Board member since April 1, 2016) (Management Board members with regional responsibility) as well as Mr. Kent Wanzek (Global Manufacturing & Quality), the net income growth is weighted with 60%. In the case of the members of the Management Board last named, the valuation of the operating margins contributes another 20%. The target free cash flow as a percentage of the sales revenues is uniformly measured with 20% for all members of the Management Board.

        The degree of the achievement of the specific targets (target achievement) is determined by comparing the actual values with the target values to be achieved.

        The net income growth to be achieved is taken into account up to a growth rate of 10%. Furthermore, the members of the Management Board are also evaluated by reference to the development of free cash flow within the Group or, as the case may be, in the relevant regions, with the targets being within a range of rates between 3% and 6% of the respective free cash flow in percent of revenue. For the benefit of Management Board members with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing & Quality, growth of regional operating income margins is compensated within individual targets ranging between 13% and 18.5%, reflecting the particularities of the respective regions and responsibilities.

        Multiplying the level of the respective overall target achievement by the respective fixed compensation and another fixed multiplier results in the total amount, of which a 75% share is paid out in cash to the Management Board members as a one-year variable compensation after approval of the annual financial statements of FMC-AG & Co. KGaA for the respective fiscal year. Since the maximum level of target achievement is set at 120%, the Management Board's maximum achievable one-year variable compensation is limited as regards to specific amounts.

        For the 2016 fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

	Amount of Cash Payments
	Non-performance related compensation					Short-term performance related compensation		Cash compensation (without long-term incentive components)
	Fixed compensation		Other benefits(1)			Bonus
	2016	2015(2)	2016	2015(2)		2016	2015(2),(3)	2016	2015(2)
	(in thousands)		(in thousands)			(in thousands)		(in thousands)
Management board members serving as of December 31, 2016
Rice Powell	$1,375	$1,375	$133	$379		$2,659	$1,145	$4,167	$2,899
Michael Brosnan	770	770	215	592		1,439	645	2,424	2,007
Ronald Kuerbitz	935	935	21	31		1,634	870	2,590	1,836
Dr. Olaf Schermeier	498	499	92	704	(4)	986	423	1,576	1,626
Kent Wanzek	597	597	124	124		1,167	659	1,888	1,380
Dominik Wehner	450	388	41	41		890	438	1,381	867
Harry de Wit(5)	398	—	235	—		789	—	1,422	—
Former member of the management board who resigned March 31, 2016
Roberto Fusté(6)	161	644	80	535	(7)	—	720	241	1,899

Total	$5,184	$5,208	$941	$2,406		$9,564	$4,900	$15,689	$12,514

(1)
Includes insurance premiums, private use of company cars, special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other fringe benefits, also in case accruals have been set up therefore.

(2)
Please note for purposes of comparison with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(3)
Includes a discretionary bonus granted to Mr. Rice Powell in the amount of $600, to Mr. Michael Brosnan in the amount of $340, to Mr. Roberto Fusté in the amount of $210, to Mr. Ronald Kuerbitz in the amount of $500, to Dr. Olaf Schermeier in the amount of $225, to Mr. Kent Wanzek in the amount of $225 and to Mr. Dominik Wehner in the amount of $130.

(4)
This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

(5)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Harry de Wit has been appointed as member of the Management Board only with effect as of April 1, 2016 and, therefore, has received compensation payments to be set out herein only as of such date.

(6)
In addition to the compensation set out herein, Mr. Roberto Fusté received a fixed compensation in the amount of $482, fringe benefits in the amount of $280 as well as a short-term performance-based compensation in the amount of $1,695; such compensation was received by Mr. Roberto Fusté only after his resignation from the Management Board.

(7)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

        The remaining share, amounting to 25% of the total amount calculated according to the key data above, is granted to the members of the Management Board in the form of the so-called Share Based Award, which is included in the compensation components with long-term incentive effects. The Share Based Award is subject to a three-year waiting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, our non-renewal of expired service agreements). The amount of the cash payment of the Share Based Award is based on the share price of FMC-AG & Co. KGaA shares upon exercise after the three-year waiting period.

        In accordance with the targets achieved in the fiscal year, the members of the Management Board who were members of the Management Board on December 31 of the fiscal year acquired entitlements to Share Based Awards valued at $3.632 million (2015: $891,000). Based on the already fixed value, the allocation of the specific number of virtual shares made by the supervisory board of Fresenius Medical Care Management AG takes place no sooner than March of the following year on the basis of the then current price conditions of the shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price on the relevant exercise date and, thus, as the basis for the determination of the payment of the relevant stock-based compensation after the end of the three-year waiting period.

        The components with long-term incentive effects contain a limit option for the case of extraordinary developments.

  Performance Shares

        In addition to the Share Based Award, the members of the Management Board were also granted so-called "Performance Shares" on the basis of the LTIP 2016, as further performance-related components with a long-term incentive effect in the fiscal year. The LTIP 2016 was approved in the fiscal year by the supervisory board of Fresenius Medical Care Management AG upon recommendation of the Human Resources Committee and replaces the LTIP 2011. As of the end of the previous year no further stock options may be granted under the LTIP 2011. Performance shares are virtual remuneration instruments not backed by equity. These may provide entitlement to a cash payment depending on the achievement of the performance targets described below and the development of our share price. The LTIP 2016 stipulates that the Management Board members will be granted Performance Shares once or twice a year in the years 2016 to 2018. For the members of the Management Board, the supervisory board of Fresenius Medical Care Management AG determines, after due consideration and taking into account the responsibilities and performances of the respective members of the Management Board, the so-called "grant value", as the initial amount for each grant to be made to members of the Management Board. This grant value is divided by the applicable fair value of a Performance Share at the grant date, in order to determine the number of Performance Shares to be granted. This number may change over a period of three years depending on the degree to which the performance targets are achieved, whereby the total loss of all granted Performance Shares as well as a doubling (at most) of that number is possible. The number of Performance Shares after the three-year performance period resulting from the respective target achievement is considered as vested four years after the date the respective allocation was made. The above-mentioned number of Performance Shares is then multiplied by the average price of our shares during a thirty-day period prior to the expiration of this vesting period. The resulting amount is paid out in cash to the members of the Management Board for their respective Performance Shares.

        The degree of the total target achievement during the three-year performance period is determined on the basis of the three performance targets (i) revenue growth, (ii) annual growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA ("net income growth") as well as (iii) increase of the return on invested capital (Return on Invested Capital "ROIC" improvement). The target corridors and targets are as set out in the table below:

        The ROIC target for the year 2016 is set at 7.3% and increases by 0.2 percentage points each year, that is, to 7.5% (2017), 7.7% (2018), 7.9% (2019) and 8,1% (2020). For each revenue growth and/or any net income growth and ROIC level within the range of the values presented above, the degree of target achievement is linearly interpolated. If the target achievement in relation to the ROIC-target in the third year of an assessment period is higher than or equal to the target achievement in each of the two previous years, the ROIC target achievement for the third year applies to all years of the respective assessment period.

        Each of these three performance targets accounts for one-third in the calculation of the yearly target achievement, which is calculated for each year of the three-year performance period. The overall target achievement at the end of the three-year performance period is determined by the mean of these three average yearly target achievements. The overall target achievement can lie in a corridor between 0% and 200%.

        The number of Performance Shares granted to the Management Board members at the beginning of the performance period is multiplied by the overall target achievement in order to determine the final number of Performance Shares that form the basis of the cash compensations under the LTIP 2016 as described above.

        In the course of the fiscal year, 642,349 Performance Shares were granted under the LTIP 2016. This includes 79,888 Performance Shares with a total value of $6.774 million, which were granted to the members of the Management Board. The relevant fair value of the Performance Shares issued in July of the fiscal year amounted on the grant date to €76.80 for grants in euro (applies to Messrs. Dr. Olaf Schermeier, Harry de Wit, Dominik Wehner and Roberto Fusté) and to $85.06 for grants in U.S. dollars (applies to Messrs. Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek). In the previous year, instead of Performance Shares stock options and phantom stock in a total value of $8.354 million and $5.067 million, respectively, were granted. By the end of the fiscal year, the Management Board members being in office on December 31, 2016, held a total of 79,888 Performance Shares (2015: 0).

        For the fiscal year, the value of the share-based compensations with cash settlement issued to the members of the Management Board in each case, is shown respectively compared to the previous year, in the following table.

	Components with Long-term Incentive Effect
	Stock Options				Share-based compensation with cash settlement		Total
	2016	2015	2016	2015	2016(1)	2015(2),(3)	2016	2015
	Number		(in thousands)		(in thousands)		(in thousands)
Management board members serving as of December 31, 2016
Rice Powell	—	149,400	$—	$2,481	$2,659	$1,041	$2,659	$3,522
Michael Brosnan	—	74,700	—	1,241	1,439	531	1,439	1,772
Ronald Kuerbitz	—	49,800	—	827	1,634	982	1,634	1,809
Dr. Olaf Schermeier	—	49,800	—	827	1,179	925	1,179	1,752
Kent Wanzek	—	69,720	—	1,158	1,233	660	1,233	1,818
Dominik Wehner	—	49,800	—	827	1,147	962	1,147	1,789
Harry de Wit	—	—	—	—	1,114	—	1,114	—
Former member of the management board who resigned March 31, 2016
Roberto Fusté(4)	—	59,760	—	993	—	857	—	1,850

Total	—	502,980	$—	$8,354	$10,405	$5,958	$10,405	$14,312

(1)
This includes Performance Shares pursuant to the LTIP 2016 as well as Share Based Awards granted to the Management Board members during the fiscal year. The share-based compensation amounts are based on the fair value on the grant date.

(2)
This includes Phantom Stock pursuant to the LTIP 2011 as well as Share Based Awards granted to the Management Board members during the previous year. The share-based compensation amounts are based on the fair value at the grant date. Please note for purposes of comparison of the amounts indicated for the fiscal year to those for the previous year that the Performance Shares do not only replace Phantom Stock as compensation element but also Stock Options pursuant to the LTIP 2011. The increase of share-based compensation with cash settlement compared to the previous year is accompanied by the discontinuation of Stock Options as a compensation element.

(3)
Please note for purposes of comparison between the amounts indicated and those for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)
In addition to the compensation indicated, Mr. Roberto Fusté received the following long-term incentive components in the fiscal year: share-based compensation with cash settlement in an amount of $851, which was granted to Mr. Roberto Fusté following his resignation from the Management Board.

        The components with long-term incentive effect entitle to a cash payment or can be exercised only after the expiration of predefined waiting- and/or vesting periods. Their value is distributed over the waiting periods and is proportionally accounted for as an expense in the respective fiscal year.

        The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year, in which the stock options and phantom stock illustrated below were issued, are set out in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based compensation with cash settlement		Share-based compensation
	2016	2015	2016	2015	2016	2015
	(in thousands)		(in thousands)		(in thousands)
Management board members serving as of December 31, 2016
Rice Powell	$657	$418	$739	$776	$1,396	$1,194
Michael Brosnan	670	207	803	499	1,473	706
Ronald Kuerbitz	211	170	547	290	758	460
Dr. Olaf Schermeier	211	170	444	196	655	366
Kent Wanzek	319	168	440	549	759	717
Dominik Wehner	188	180	416	168	604	348
Harry de Wit	—	—	136	—	136	—
Former member of the management board who resigned March 31, 2016
Roberto Fusté(1)	982	150	1,122	523	2,104	673

Total	$3,238	$1,463	$4,647	$3,001	$7,885	$4,464

(1)
In addition to the compensation set out, the following expenses arose for Mr. Roberto Fusté following his resignation from the Management Board in the fiscal year: $1,301 for share-based compensation with cash settlement.

  Focus on sustainable corporate development

        To the extent the portion of the performance-based components with long-term incentive effects (i.e. Performance Shares and Share Based Award) does not reach 50% of the sum of all variable compensation components for the respective fiscal year, it has been contractually provided that the one-year variable compensation shall be reduced accordingly. The Share Based Award is increased correspondingly. This shall ensure that the compensation structure is always oriented towards a sustainable corporate development.

  Stock options and phantom stock

        Until the end of the fiscal year 2015, grants under the Long Term Incentive Program 2011 ("LTIP 2011"), which consisted of the 2011 Stock Option Plan and the 2011 Phantom Stock Plan, constituted an essential component of the compensation system for the members of the Management Board. As of the end of the fiscal year 2015 grants under the LTIP 2011 are no longer possible. However, the members of the Management Board may exercise stock options or phantom stock, which have already been granted, taking into consideration the blackout periods applicable to the exercise of such instruments, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service- and/or employment relationship.

        Under the LTIP 2011 a combination of stock options and phantom stock awards was granted to the participants. The number of stock options and phantom stock awards to be granted to the members of the Management Board was determined by the supervisory board of Fresenius Medical Care Management AG in its reasonable discretion. In principle all members of the Management Board were entitled to receive the same number of stock options and phantom stock awards, whereas the Chairman of the Management Board is entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board were entitled to choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50.

        Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards.

        The success target for stock options and phantom stock is achieved in each case if, during the waiting period, either the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year in each case or – if this is not the case – the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum. Deviating from this, the success target for phantom stock granted in the fiscal year 2015 is also achieved if under the global efficiency program an amount of $200 million has been saved until the end of the fiscal year and, until the end of the fiscal years 2016 to 2018, an amount of $300 million is saved, each in comparison to January 1, 2013, and also the respective group target for fiscal years 2015 to 2018 – each as expected and communicated – have been achieved and confirmed by the auditor. If with regard to any reference year or more than one of the four reference years within the waiting period neither the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum, the stock options and phantom stock awards subject to such waiting period are cancelled to such proportion to which the success target was not achieved within the waiting period, i.e. in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%; this principle of proportional cancelation also applies to the additional success target for phantom stock as resolved by the supervisory board of Fresenius Medical Care Management AG in the fiscal year 2015.

        At the end of the fiscal year the members of the Management Board held a total of 1,010,784 stock options (2015: 1,565,195) originating from previous compensation programs with long-term incentive effects secured by conditional capital, which entitled their participants to stock options. Moreover, the Management Board members held, by the end of the fiscal year, a total of 81,019 phantom stock (2015: 118,703) pursuant to the Phantom Stock Plan 2011.

        The development and status of stock options of the members of the Management Board serving at December 31 of the fiscal year in the fiscal year are shown in more detail in the following table:

	Development and Status of the Stock Options
	Rice Powell	Michael Brosnan	Ronald Kuerbitz	Dr. Olaf Schermeier	Kent Wanzek	Dominik Wehner	Harry de Wit	Total
Options outstanding at January 1, 2016
Number	465,318	260,212	157,002	124,500	209,782	123,759	—	1,340,573
Weighted average exercise price in $	58.90	57.40	61.78	63.99	60.85	62.50	—	60.06
Options exercised during the fiscal year
Number	64,500	33,000	—	—	49,800	7,350	—	154,650
Weighted average exercise price in $	36.27	33.70	—	—	44.99	33.70	—	38.41
Weighted average share price in $	76.94	81.81	—	—	87.31	78.97	—	81.41
Options forfeited during the fiscal year
Number	56,025	28,012	28,012	28,012	28,013	7,065	—	175,139
Weighted average exercise price in $	52.45	52.45	52.45	52.45	52.45	52.45	—	52.45
Options outstanding at December 31, 2016
Number	344,793	199,200	128,990	96,488	131,969	109,344	—	1,010,784
Weighted average exercise price in $	64.19	62.02	63.80	67.34	68.62	65.09	—	64.69
Weighted average remaining contractual life in years	4.76	4.27	5.03	5.99	5.46	5.27	—	4.96
Range of exercise price in $	44.99 - 81.16	44.99 - 81.16	44.99 - 81.16	52.45 - 81.16	52.45 - 81.16	44.99 - 81.16	—	44.99 - 81.16
Options exercisable at December 31, 2016
Number	102,018	77,812	32,502	—	28,012	19,839	—	260,183
Weighted average exercise price in $	49.94	49.32	53.31	—	57.01	49.71	—	50.92

  III. Total Compensation

        The amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

	Total Compensation
	Cash compensation (without long-term incentive components)		Components with long-term incentive effect		Total compensation (including long-term incentive components)
	2016	2015(1)	2016	2015(1)	2016	2015(1)
	(in thousands)		(in thousands)		(in thousands)
Management board members serving as of December 31, 2016
Rice Powell	$4,167	$2,899	$2,659	$3,522	$6,826	$6,421
Michael Brosnan	2,424	2,007	1,439	1,772	3,863	3,779
Ronald Kuerbitz	2,590	1,836	1,634	1,809	4,224	3,645
Dr. Olaf Schermeier	1,576	1,626	1,179	1,752	2,755	3,378
Kent Wanzek	1,888	1,380	1,233	1,818	3,121	3,198
Dominik Wehner	1,381	867	1,147	1,789	2,528	2,656
Harry de Wit	1,422	—	1,114	—	2,536	—
Former member of the management board who resigned March 31, 2016
Roberto Fusté(2)	241	1,899	—	1,850	241	3,749

Total	$15,689	$12,514	$10,405	$14,312	$26,094	$26,826

(1)
Please note for purposes of comparison between the amounts indicated with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in Euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(2)
For the entire fiscal year, the cash compensation (without long-term incentive components) of Mr. Roberto Fusté amounts to $2,698, long-term incentive components to $851 and the total compensation (including long-term incentive components) to $3,549.

  IV. Commitments to members of the Management Board for the event of termination of their appointment

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

        Based on individual contractual commitments, Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz and Mr. Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $7,950.00 (2015: $7,950.00) were earned in the fiscal year in each case and allocated in January 2017. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. We support our employees hereby with contributions of up to 50% of the yearly made payments.

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

        Additions to pension provisions in the fiscal year for Management Board members serving as of December 31 amounted to $3.532 million (2015: $6.864 million). The pension commitments are shown in the following table:

	Development and Status of Pension Commitments
	As of January 1, 2016	Increase	As of December 31, 2016
	(in thousands)
Rice Powell	$10,230	$598	$10,828
Michael Brosnan	4,638	616	5,254
Ronald Kuerbitz	2,784	765	3,549
Dr. Olaf Schermeier	336	270	606
Kent Wanzek	2,534	376	2,910
Dominik Wehner	2,202	907	3,109
Harry de Wit	—	—	—

Total	$22,724	$3,532	$26,256

        A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half of their respective annual fixed compensation for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of our control.

  V. Miscellaneous

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

        In the 2016 fiscal year, Mr. Roberto Fusté – who was a member of the Management Board until March 31, 2016 – received the compensation payments he was entitled to until December 31, 2016 pursuant to his termination agreement, i.e., fixed compensations (in the amount of $482,000) and fringe benefits (in the amount of approximately $280,000) as well as one-year and multi-year variable compensation components (in the amount of approximately $1.695 million and in the amount of $851,000, respectively). The long term variable compensation components granted to Mr. Roberto Fusté on the basis of the LTIP 2011 were not affected by his retirement from the Management Board. The payment of the Share Based Award for the fiscal year 2012 earned by Mr. Roberto Fusté took place in the fiscal year 2016. The Share Based Awards earned during the fiscal years 2013 to 2015 are to be paid out until March 1, 2017. As of the completion of the age of 65, Mr. Roberto Fusté receives a company-funded retirement pension of $275,000 per year. It was also agreed with Mr. Roberto Fusté that following the termination of his service agreement as of December 31, 2016 as a member of the Management Board, he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018, and would act as an advisor of the Chairman of the Management Board. For this, he will receive an annual non-compete compensation of approximately $397,000 and an annual advisory fee in the amount of $397,000, respectively. The type and amount of the benefits granted and allocations made in favor of Mr. Roberto Fusté during the fiscal year are shown in the tables in section VI below.

        Furthermore, there is a compensation agreement between FMC-AG & Co. KGaA, the Fresenius Medical Care Management AG and Mr. Roberto Fusté, according to which Mr. Roberto Fusté is exempted from certain tax disadvantages resulting from income tax audits. In the fiscal year, we did not compensate any such tax disadvantages (2015: $101,000).

        Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of approximately $374,000 (2015: $125,000) as well as fringe benefits in the amount of $8,000 during the fiscal year. On the occasion of the termination of his service agreement as a member of the Management Board effective as of April 30, 2015, a two-year post-employment non-compete obligation was agreed upon with Prof. Gatti. As a compensation for this, Prof. Emanuele Gatti receives an annual non-compete compensation in the amount of approximately $540,000. In the previous year Prof. Gatti received a partial non-compete compensation in the amount of approximately $361,000.

        As agreed, Dr. Rainer Runte, was a member of the Management Board until March 31, 2014, was granted and paid in the fiscal year a compensation in connection with his post-contractual non-compete clause in the amount of approximately $538,000 (2015: $539,000) as well as fringe benefits in the amount of $0 (2015: $31,000).

        With Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, instead of a pension provision a consulting agreement was entered into for the period January 1, 2013 to December 31, 2022. By this consulting agreement Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as complying with a non-compete covenant. The annual consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to $647,000, (2015: $652,000). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounts to $3.539 million (2015: $4.022 million) as at December 31 of the fiscal year.

        In the fiscal year, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

        The payments to U.S. Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Kent Wanzek were paid in part in the U.S. (in U.S. dollar) and in part in Germany (in euro). For the part paid in Germany, we have agreed that due to varying tax rates in both countries, the increased tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in their home country, the United States, only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members' tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

        To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board against claims against them arising out of their work for us and our affiliates, if such claims exceed their liability under German law. To secure such obligations, we have obtained directors& officers liability insurance carrying a deductible which complies with the requirements of the German Stock Corporation Act (AktG). The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

        Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned herein. As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of $21.576 million (2015: $15.229 million), of which $6.254 million were attributable to Mr. Roberto Fusté.

  VI. Tables of the value of benefits granted and of the allocation

        The German Corporate Governance Code provides that the compensation report shall include information for each member of the Management Board on the benefits granted and allocations made as well as on the pension expenses for the fiscal year. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted as well as on the allocations made. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

	Serving members of the Management Board as of December 31, 2016
	Rice Powell					Michael Brosnan
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)					Chief Financial Officer Member of the Management Board since January 1, 2010
Benefits granted	2016	2016	2016	2015(3)		2016	2016	2016	2015(3)
		Minimum	Maximum				Minimum	Maximum
		(in thousands)					(in thousands)
Fixed compensation	$1,375	$1,375	$1,375	$1,375		$770	$770	$770	$770
Fringe benefits(1)	133	133	133	379		215	215	215	592

Total non-performance-based compensation	1,508	1,508	1,508	$1,754		$985	$985	$985	$1,362

One-year variable compensation	2,269	188	2,723	2,869	(4)	1,271	109	1,525	1,611	(4)

Multi-year variable compensation / components with long-term incentive effects	2,660	—	—	3,522		1,438	—	—	1,772

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	971	—	—	182		594	—	—	102
thereof Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	—	2,481		—	—	—	1,241
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	—	859		—	—	—	429
thereof Long Term Incentive Program 2016 – Performance Share Plan 2016
4-year term / 4-year vesting period	1,689	—	—	—		844	—	—	—

Total non-performance-based and performance-based compensation	6,437	1,696	—	—		3,694	1,094	—	4,745

Pension expense	820	820	820	632		737	737	737	591

Value of benefits granted	$7,257	$2,516	$—	$8,777		$4,431	$1,831	$0	$5,336

	Serving members of the Management Board as of December 31, 2016
	Ronald Kuerbitz					Dr. Olaf Schermeier
	Member of the Management Board for North America Member of the Management Board since January 1, 2013					Member of the Management Board of Global Research and Development Member of the Management Board since March 1, 2013
Benefits granted	2016	2016	2016	2015(3)		2016	2016	2016	2015(3)
		Minimum	Maximum				Minimum	Maximum
		(in thousands)					(in thousands)
Fixed compensation	$935	$935	$935	$935		$498	$498	$498	$499
Fringe benefits(1)	21	21	21	31		92	92	92	704	(5)

Total non-performance-based compensation	956	956	956	$966		590	590	590	1,203

One-year variable compensation	1,543	140	$1,851	2,043	(4)	822	62	$986	1,049	(4)

Multi-year variable compensation / components with long-term incentive effects	1,633	—	—	1,809		1,180	—	—	1,752

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	789	—	—	123		329	—	—	66
thereof Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	—	827		—	—	—	827
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	—	859		—	—	—	859
thereof Long Term Incentive Program 2016 – Performance Share Plan 2016
4-year term / 4-year vesting period	844	—	—	—		851	—	—	—

Total non-performance-based and performance-based compensation	4,132	1,096	—	4,818		2,592	652	—	4,004

Pension expense	831	831	831	2,582		167	167	167	—

Value of benefits granted	$4,963	$1,927	$—	$7,400		$2,759	$819	$—	$4,004

(1)
Includes insurance premiums, private use of company cars, special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other fringe benefits, also in case accruals have been set up therefore.

(2)
The indicated date refers to the appointment as member of the Management Board of the General Partner.

(3)
Please note for purposes of comparison with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)
Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600, to Mr. Michael Brosnan in the amount of $340, to Mr. Roberto Fusté in the amount of $210, to Mr. Ronald Kuerbitz in the amount of $500, to Dr. Olaf Schermeier in the amount of $225, to Mr. Kent Wanzek in the amount of $225 and to Mr. Dominik Wehner in the amount of $130.

(5)
This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

	Serving members of the Management Board as of December 31, 2016
	Kent Wanzek					Dominik Wehner
	Member of the Management Board of Global Manufacturing Operations Member of the Management Board since January 1, 2010					Member of the Management Board for EMEA Member of the Management Board since April 1, 2014
Benefits granted	2016	2016	2016	2015(3)		2016	2016	2016	2015(3)
		Minimum	Maximum				Minimum	Maximum
		(in thousands)					(in thousands)
Fixed compensation	$597	$597	$597	$597		$450	$450	$450	$388
Fringe benefits(1)	124	124	124	124		41	41	41	41

Total non-performance-based compensation	721	721	$721	$721		491	$491	491	$429

One-year variable compensation	985	81	1,182	1,210	(4)	742	58	890	771	(4)

Multi-year variable compensation / components with long-term incentive effects	1,233	—	—	1,818		1,148	—	—	1,789

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	389	—	—	145		297	—	—	103
thereof Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	—	1,158		—	—	—	827
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	—	515		—	—	—	859
thereof Long Term Incentive Program 2016 – Performance Share Plan 2016
4-year term / 4-year vesting period	844	—	—	—		851	—	—	—

Total non-performance-based and performance-based compensation	2,939	802	—	3,749		2,381	549	—	2,989

Pension expense	420	420	420	324		109	109	109	110

Value of benefits granted	$3,359	$1,222	$—	$4,073		$2,490	$658	$—	$3,099

	Serving members of the Management Board as of December 31, 2016				Former members of the Management Board who retired in fiscal year 2016
	Harry de Wit				Roberto Fusté(6)
	Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016				Member of the Management Board for Asia-Pacific Member of the Management Board until March 31, 2016
Benefits granted	2016	2016	2016	2015(3)	2016	2016	2016	2015(3)
		Minimum	Maximum
		(in thousands)				(in thousands)
Fixed compensation	$398	$398	$398	$—	$161	$161	$161	$644
Fringe benefits(1)	235	235	235	—	80	80	80	535	(7)

Total non-performance-based compensation	633	633	633	—	241	241	241	1,179

One-year variable compensation	657	137	789	—	1,412	193	1,695	1,272	(4)

Multi-year variable compensation / components with long-term incentive effects	1,114	—	—	—	—	—	—	1,850

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	263	—	—	—	—	—	—	170
thereof Long Term Incentive Program 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period	—	—	—	—	—	—	—	993
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period	—	—	—	—	—	—	—	687
thereof Long Term Incentive Program 2016 – Performance Share Plan 2016
4-year term / 4-year vesting period	851	—	—	—	—	—	—	—

Total non-performance-based and performance-based compensation	2,404	770	—	—	1,653	434	—	4,301

Pension expense	—	—	—	—	333	333	333	311

Value of benefits granted	$2,404	$770	$—	$—	$1,986	$767	$—	$4,612

(1)
Includes insurance premiums, private use of company cars, special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other fringe benefits, also in case accruals have been set up therefore.

(3)
Please note for purposes of comparison with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)
Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600, to Mr. Michael Brosnan in the amount of $340, to Mr. Roberto Fusté in the amount of $210, to Mr. Ronald Kuerbitz in the amount of $500, to Dr. Olaf Schermeier in the amount of $225, to Mr. Kent Wanzek in the amount of $225 and to Mr. Dominik Wehner in the amount of $130.

(6)
Mr. Roberto Fusté resigned from the Management Board of the General Partner with effect as of March 31, 2016, In addition to the compensation set out, Mr. Roberto Fusté received the following compensation in the fiscal year: fixed compensation ($482), fringe benefits ($280) as well as multi-year variable compensation (Long Term Incentive Program 2016 – Performance Share Plan 2016 ($851)); such compensation was received by Mr. Roberto Fusté only after his resignation from the Management Board.

(7)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

	Serving members of the Management Board as of December 31, 2016																				Former members of the Management Board (retired in fiscal year 2016)
	Rice Powell			Michael Brosnan			Ronald Kuerbitz			Dr. Olaf Schermeier			Kent Wanzek			Dominik Wehner			Harry de Wit		Roberto Fusté(6)
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)			Chief Financial Officer Member of the Management Board since January 1, 2010			Member of the Management Board for North America Member of the Management Board since January 1, 2013			Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013			Member of the Management Board for Global Manufacturing Operations Member of the Management Board since January 1, 2010			Member of the Management Board for EMEA Member of the Management Board since April 1, 2014			Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016		Member of the Management Board for Asia-Pacific Member of the Management Board until March 31, 2016
Allocations	2016	2015(3)		2016	2015(3)		2016	2015(3)		2016	2015(3)		2016	2015(3)		2016	2015(3)		2016	2015(3)	2016	2015(3)
	(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in thousands)			(in thousands)		(in thousands)
Fixed compensation	$1,375	$1,375		$770	$770		$935	$935		$498	$499		$597	$597		$450	$388		$398	$—	$161	$644
Fringe benefits(1)	133	379		215	592		21	31		92	704	(5)	124	124		41	41		235	—	80	535	(7)

Total non-performance based compensation	1,508	1,754		985	1,362		956	966		590	1,203		721	721		491	429		633	—	241	1,179

One-year variable compensation	2,659	1,145	(4)	1,439	645	(4)	1,634	870	(4)	986	423	(4)	1,167	659	(4)	890	438	(4)	789	—	—	720	(4)

Multi-year variable compensation / components with long-term incentive effects	3,682	2,847		2,239	4,500		108	2,061		—	—		2,702	275		385	873		—	—	—	3,918

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2011	—	522		—	317		—	—		—	—		—	275		—	—		—	—	—	292
Grant 2012	683	—		429	—		—	—		—	—		359	—		—	—		—	—	—	—
thereof International Stock Option Plan 2001
10-year term / one third 2-, 3- and 4-year vesting period
Grant 2005	—	—		—	2,632		—	—		—	—		—	—		—	529		—	—	—	—
thereof Stock Option Plan 2006
7-year term / 3-year vesting period
Grant 2008	—	2,325		—	1,551		—	—		—	—		—	—		—	344		—	—	—	2,350
Grant 2009	2,296	—		1,675	—		—	891		—	—		—	—		352	—		—	—	—	1,276
Grant 2010	501	—		—	—		—	1,170		—	—		2,208	—		—	—		—	—	—	—
thereof Long Term Incentive Program 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2011	202	—		135	—		108	—		—	—		135	—		33	—		—	—	—	—
Other	—	—		—	—		—	—		—	—		—	—		—	—		—	—	—	—

Total non-performance-based and performance-based compensation	7,849	5,746		4,663	6,507		2,698	3,897		1,576	1,626		4,590	1,655		1,766	1,740		1,422	—	241	5,817

Pension expense	820	632		737	591		831	2,582		167	—		420	324		109	110		—	—	333	311

Allocation	$8,669	$6,378		$5,400	$7,098		$3,529	$6,479		$1,743	$1,626		$5,010	$1,979		$1,875	$1,850		$1,422	$—	$574	$6,128

(1)
Includes insurance premiums, private use of company cars, special payments such as school fees, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other fringe benefits, also in case accruals have been set up therefore.

(2)
The indicated date refers to the appointment as member of the Management Board of the General Partner.

(3)
Please note for purposes of comparison with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Roberto Fusté, Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or US$ (Rice Powell, Michael Brosnan, Ronald Kuerbitz and Kent Wanzek).

(4)
Includes a discretionary bonus for fiscal year 2015 granted to Mr. Rice Powell in the amount of $600, to Mr. Michael Brosnan in the amount of $340, to Mr. Roberto Fusté in the amount of $210, to Mr. Ronald Kuerbitz in the amount of $500, to Dr. Olaf Schermeier in the amount of $225, to Mr. Kent Wanzek in the amount of $225 and to Mr. Dominik Wehner in the amount of $130.

(5)
This also includes the rent and relocation supplements incurred by the Company, including, but not limited to, non-recurring costs in connection with the relocation of Dr. Schermeier at the start of his occupation with the Company.

(6)
Mr. Roberto Fusté resigned from the Management Board of the General Partner with effect as of March 31, 2016. In addition to the compensation indicated, Mr. Roberto Fusté received the following compensation in the fiscal year: fixed compensation ($482), fringe benefits ($280), one-year variable compensation ($1,695) as well as multi-year variable compensation (Share Based Award – New Incentive Bonus Plan 2010 – Grant 2012 ($392), Stock Option Plan 2006 – Grant 2009 ($1,136) and Long Term Incentive Program 2011 – Phantom Stock Plan 2011 – Grant 2011 ($140)); such compensation was received by Mr. Roberto Fusté only after his resignation from the Management Board.

(7)
Also included are payments and accruals the Company made in the context of holding Mr. Roberto Fusté harmless from certain adverse tax effects.

  Compensation of the Supervisory Board

        The compensation of the Supervisory Board is set out in clause 13 of the Articles of Association. The Annual General Meeting resolved on May 12, 2016 to adjust the amount of the fixed compensation of the Supervisory Board with effect as of January 1, 2017.

        Each Supervisory Board member receives a fixed salary of $80,000 ($88,000 as of January 1, 2017) for each full fiscal year, payable in four equal instalments at the end of a calendar quarter. The Chairman of the Supervisory Board receives additional compensation of $80,000 ($88,000 as of January 1, 2017) and his deputy additional compensation of $40,000 ($44,000 as of January 1, 2017) per respective complete fiscal year.

        In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth in our basic earnings per share (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable performance-related remuneration component is $60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the Supervisory Board are only entitled to the remuneration component if the 3-year average EPS growth of at least 8.00% is reached. Provided that the relevant targets have been achieved, the remuneration is, in principle, disbursed on a yearly basis following the approval of our annual financial statements for the respective fiscal year. For the fiscal year 2016, the 3-year average EPS growth for the fiscal years 2014, 2015 and 2016 was relevant.

        In application of the principles above, for the previous year no entitlement to a payment of variable performance-related compensation was generated.

        As a member of a committee, a Supervisory Board member additionally annually receives $40,000 ($44,000 as of January 1, 2017). A member of a committee who serves as chairman or vice chairman of a committee additionally receives $20,000 and $10,000 a year ($22,000 and $11,000 as of January 1, 2017, respectively), payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in our Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3,500.

        Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the supervisory board of the General Partner, Fresenius Medical Care Management AG, at the same time, and receive compensation for his work on the supervisory board of Fresenius Medical Care Management AG, the compensation for the work as a Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the Chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the supervisory board of Fresenius Medical Care Management AG. If the deputy chairman of the Supervisory Board is at the same time chairman of the supervisory board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as deputy chairman of the Supervisory Board to this extent.

        The compensation of the members of the supervisory board of Fresenius Medical Care Management AG and the compensation of the members of its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA.

        The members of the Supervisory Board are to be reimbursed for the expenses incurred in their exercise of their offices, which also include the applicable VAT.

        The total compensation of the Supervisory Board including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following table:

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-performance related compensation
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)		(in thousands)(1)
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$44	$40	$264	$260
Stephan Sturm(2)	91	—	—	—	18	—	4	—	113	—
Rolf A. Classon	40	40	40	40	99	60	35	—	214	140
William P. Johnston	40	40	40	40	114	120	56	40	250	240
Deborah Doyle McWhinney(3)	—	—	51	—	—	—	25	—	76	—
Dr. Dieter Schenk	60	60	60	60	82	50	—	—	202	170
Pascale Witz(4)	0	0	51	—	—	—	—	—	51	—
Dr. Ulf M. Schneider(5)	80	160	—	—	35	70	—	—	115	230
Dr. Walter L. Weisman(6)	15	40	15	40	18	50	22	60	70	190
Prof. Dr. Bernd Fahrholz(7)	—	—	29	80	—	—	18	50	47	130

Total	$366	$380	$406	$380	$426	$410	$204	$190	$1402	$1360

(1)
Shown without VAT and withholding tax.

(2)
Chairman of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Stephan Sturm was appointed as member of the Supervisory Board of FMC Management AG as of May 11, 2016, and as Chairman as of June 30, 2016. He was elected as member and Chairman of the Human Resources Committee as of September 27, 2016. Therefore, he received the respective compensation payments to be set out herein as of the respective dates.

(3)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not before May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(4)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Pascale Witz was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not before May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(5)
Chairman of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Ulf M. Schneider was appointed as member of the Supervisory Board of FMC Management AG until June 30, 2016, and, therefore, received compensation payments to be set out herein until this date.

(6)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Walter L. Weisman was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

(7)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison with the amounts indicated for the fiscal year that Prof. Dr. Bernd Fahrholz was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

C.    Board Practices

        For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see Item 6.A, "Directors, Senior Management and Employees – Directors and Senior Management," above. For information regarding certain compensation payable to certain members of the General Partner's Management Board after termination of employment, see Item 6.B, "Directors, Senior Management and Employees – Compensation – Commitments to Members of

Management for the Event of the Termination of their Employment" above. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner's management board, by the Human Resources Committee of the General Partner's supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr.Gerd Krick (Vice Chairman), Rolf A. Classon, William P. Johnston, and Dr. Dieter Schenk.

        The Audit and Corporate Governance Committee of the Supervisory Board currently consists of William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), Dr. Gerd Krick and Deborah Doyle McWhinney, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA's Supervisory Board in fulfilling its oversight responsibilities, primarily through:

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

  •
  recommending to the Supervisory Board a candidate as an independent auditor to audit our German statutory financial statements (to be proposed by the Supervisory Board for approval by our shareholders at our AGM) and approval of their fees;

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

        In 2005, we established a joint committee (the "Joint Committee") (gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members two of which are members of the supervisory board of the General Partner, Management AG, designated by it, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Dr. Gerd Krick and Stephan Sturm. The two members from our Supervisory Board are Rolf A. Classon and William P. Johnston. The Joint Committee advises and decides on certain extraordinary management measures, including:

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

        Furthermore, a nomination committee prepares candidate proposals for the supervisory board and suggests suitable candidates to supervisory board and for its nomination prospects to the General Meeting. The nomination committee consists of Dr. Gerd Krick (Chairman), Dr. Dieter Schenk (Vice Chairman) and Rolf A. Classon.

        The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the "RRAC") whose members are currently Rolf A. Classon (Chairman), William P. Johnston (Vice Chairman) and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company's affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick, and Dr. Dieter Schenk

        We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees consisting of independent directors. See Item 16G, "Corporate Governance."

D.    Employees

        At December 31, 2016, we had 109,319 employees (full-time equivalents) as compared to 104,033 at December 31, 2015, and 99,895 at December 31, 2014. The 5% increase in 2016 was mainly due to the overall growth in our business and acquisitions. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2016	2015	2014
North America
Health Care	55,653	52,886	50,085
Dialysis Products	1,139	1,034	1,244

	56,792	53,920	51,329

Europe/Middle East/ Africa
Health Care	14,597	13,595	13,280
Dialysis Products	3,469	3,100	3,022

	18,066	16,695	16,302

Asia-Pacific
Health Care	7,082	6,454	6,123
Dialysis Products	2,039	1,806	1,595

	9,121	8,260	7,718

Latin America
Health Care	8,332	8,207	8,274
Dialysis Products	869	798	792

	9,201	9,005	9,066

Corporate	16,139	16,153	15,480
Total Company	109,319	104,033	99,895

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

E.    Share ownership

        As of December 31, 2016, no member of the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares. At December 31, 2016,

Management Board members held options to acquire 1,010,784 shares of which options to purchase 260,183 shares were exercisable at a weighted average exercise price of €48 ($51). See Item 6.B, "Directors, Senior Management and Employees – Compensation". Those options expire at various dates between 2017 and 2023.

        Stock option and other share based plans are discussed in detail in Note 15 of the Notes to our Consolidated Financial Statements, "Share-based Plans – Fresenius Medical Care AG & Co. KGaA Share-based Plans" included in this report.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

        Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt ("ADR") form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become "beneficial owners" of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

        In addition, under Article 19(1) of the Regulation (EU) No.596/2014 of the European Parliament and of the Council (Market Abuse Regulation or "MAR"), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin"), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. Persons discharging managerial responsibilities include the members of management as well as supervisory boards. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are, under Section 21(1) of the German Securities Trading Act (Wertpapierhandelsgesetz or "WpHG"), obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company's outstanding voting rights. Such notification obligations will also apply to other financial instruments that result in an entitlement to acquire shares or that cause the hedging of shares (excluding the 3% threshold).

        We have been informed that as of February 16, 2017, Fresenius SE owned 94,380,382, 30.82%, of our shares. We are informed of the latest threshold notifications furnished to us by third parties pursuant to the WpHG. On September 30, 2016, BlackRock, Inc., a Delaware corporation, provided a group voting rights notification, stating that 4.97% of the voting rights of FMC-AG & Co. KGaA were held as of September 27, 2016. Additionally, on January 27, 2017, the Ministry of Finance on behalf of the State of Norway provided a group voting rights notification, stating that 2.97% of the voting rights of FMC-AG & Co. KGaA were held as of January 26, 2017.

        As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16.G, "Corporate Governance – Supervisory Board." Except for these limitations on Fresenius SE's right to vote its shares as described below, all of our shares have the same voting rights.

        Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2016, 24,696,456 ADSs, each representing one half of a share, were held of record by 3,169 U.S. holders. For more information regarding ADRs and ADSs see Item 10.B, "Articles of Association – Description of American Depositary Receipts."

Security Ownership of Certain Beneficial Owners of Fresenius SE

        Fresenius SE's share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify a company of certain levels of holdings, as described above.

        The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.2% of the Fresenius SE ordinary shares. See Item 7.B, "Related party transactions – Other interests," below.

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

Real Property Leases

        For information with respect to our principal properties, see "Item 4.D. Property, plant and equipment." For discussion of related party leases, see "Note 2 of the Notes to the Consolidated Financial Statements, "Related Party Transactions – Service Agreements, Lease Agreements and Products" included in this report.

Trademarks

        Fresenius SE continues to own the name and mark "Fresenius" and its "F" logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use "Fresenius Medical Care" in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the "Fresenius Medical Care" name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

  •
  to use the "Fresenius Medical Care" mark in the then current National Medical Care non-renal business if it is used as part of "Fresenius Medical Care" together with one or more descriptive words, such as "Fresenius Medical Care Vascular Care" or "Fresenius Medical Care Physician Services";

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

        Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2016, we sold products to Fresenius SE in the amount of $26 million. In 2016, we made purchases from Fresenius SE in the amount of $48 million.

        The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

        On September 10, 2008, Fresenius Kabi AG acquired Fresenius Kabi USA, Inc. (formerly APP Pharmaceuticals Inc.) ("Kabi USA"), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. FMCH currently purchases heparin supplied by Kabi USA through MedAssets Performance Management Solutions, Inc. ("MedAssets"), a subsidiary of Vizient, Inc. MedAssets provides inventory purchasing services to healthcare providers through a group purchasing organization ("GPO") structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors' sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. During 2016, we acquired $21.8 million of heparin from Kabi USA through the GPO.

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

        In December 2010, the Company formed a renal pharmaceutical company with Galenica Ltd., named VFMCRP, an equity method investee of which the Company owns 45%. Further, in 2015 and in 2016 the Company entered into exclusive supply agreements to purchase ESAs. See Item 4, "Information on the Company – Business Overview – Renal Pharmaceuticals," for additional information.

Services Agreement

        We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. For 2016, Fresenius SE and its affiliates charged us approximately $104 million for these services. Conversely, we have provided central purchasing services to other divisions and subsidiaries of Fresenius SE. For 2016 we charged approximately $3 million to Fresenius SE and its subsidiaries for services we rendered to them.

        We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

        For information on our related party financing arrangements, please see Note 2 of the Notes to the Consolidated Financial Statements, "Related Party Transactions – Financing" included in this report.

Other Interests

        Dr. Dieter Schenk, vice chairman of the supervisory boards of FMC-AG Co. KGaA and of Management AG and a member of the supervisory board of Fresenius Management SE, is a partner in the law firm of Noerr LLP, which has provided legal services to Fresenius SE and its subsidiaries and to FMC-AG & Co. KGaA and its subsidiaries. The Company incurred expenses in the amount of $1.4 million, $1.0 million and $2.0 million for these services during 2016, 2015 and 2014, respectively. Dr. Dieter Schenk is also one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 26.4% of the voting shares of Fresenius SE. Dr. Dieter Schenk is also the chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung. See "– Security Ownership of Certain Beneficial Owners of Fresenius SE."

        Dr. Gerd Krick, Chairman of the Supervisory Board of FMC-AG & Co. KGaA, is also a member of the supervisory board of our General Partner as well as Chairman of the supervisory board of Fresenius SE and chairman of the supervisory board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, vice chairman of the supervisory board of our General Partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also vice chairman of the supervisory board of Fresenius Management SE. Mr. Rolf A. Classon and Mr. William P. Johnston are members of both the Supervisory Board of FMC-AG & Co. KGaA and our General Partner's supervisory board.

General Partner Reimbursement

        For information on General Partner reimbursement please see, Item 16G, "Corporate Governance – The Legal Structure of FMC AG & Co. KGaA" below as well as Note 2 of the Notes to the Consolidated Financial Statements, "Related Party Transactions – Financing" included in this report.

Item 8.    Financial information

        The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7. Legal Proceedings

        The information in Note 18 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies – Legal and Regulatory Matters," in Part III, Item 18 of this report is incorporated by this reference in response to this item. For information regarding certain tax audits and related claims, see Note 16 of the Notes to Consolidated Financial Statements, "Income Taxes."

8.A.8. Dividend Policy

        We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA's prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our AGM.

        The General Partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the AGM in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

        Our Amended 2012 Credit Agreement restricts our ability to pay dividends under certain circumstances. Item 5.IV, "Operating and Financial Review and Prospects – Liquidity and Capital Resources" and the notes to our consolidated financial statements appearing elsewhere in this report discuss these restrictions.

        The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

	2016	2015	2014
Per Share Amount	€0.80	€0.78	€0.77

        We have announced that the general partner's Management Board and our Supervisory Board have proposed dividends for 2016 payable in 2017 of €0.96 per share. These dividends are subject to approval by our shareholders at our AGM to be held on May 11, 2017. Our goal is for dividend development to be more closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

        Except as described herein, holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. See Item 10, "Additional Information – Description of American Depositary Receipts – Share Dividends and Other Distributions." Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in "Item 10.E. Taxation".

Item 9.    The Offer and Listing Details

A.4. and C. Information regarding the trading markets for and price history of our stock

Trading Markets

        The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The Ordinary Shares of Fresenius Medical Care AG had been listed on the Frankfurt

Stock Exchange since October 2, 1996. Trading in the Ordinary Shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

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

        Since October 1, 1996, ADSs representing our Ordinary Shares (the "Ordinary ADSs"), have been listed and traded on the New York Stock Exchange ("NYSE") under the symbol FMS. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the Ordinary ADSs is Bank of New York Mellon (the "Depositary").

Trading on the Frankfurt Stock Exchange

        Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time ("CET"). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers. As of April 2016, the most recent figures available, the shares of more than 11,000 companies were traded on Xetra.

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

        The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent federal authority, is responsible for the general supervision of securities trading pursuant to the provisions of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council (Market Abuse Regulation or "MAR"), the German Securities Trading Act (Wertpapierhandelsgesetz or "WpHG") and other applicable laws.

        The table below sets forth for the periods indicated, the high and low closing sales prices in euro for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. All shares on German stock exchanges trade in euro.

        As of February 16, 2017, the closing price for shares traded on XETRA was €76.64.

		Price per share (€)
		High	Low
2017	January	82.20	74.69
2016	December	81.75	72.31
	November	77.37	71.62
	October	77.15	74.21
	September	80.79	77.11
	August	85.65	78.85
2016	Fourth Quarter	81.75	71.62
	Third Quarter	85.65	76.77
	Second Quarter	80.00	72.02
	First Quarter	82.89	71.63
2015	Fourth Quarter	83.13	69.43
	Third Quarter	81.58	65.28
	Second Quarter	81.95	74.04
	First Quarter	79.86	60.57
2016	Annual	85.65	71.62
2015	Annual	83.13	60.57
2014	Annual	61.85	47.15
2013	Annual	58.12	47.00
2012	Annual	59.51	50.80

        The average daily trading volume of the shares and traded on the XETRA during 2016 was 606,800 shares. This is based on total yearly turnover statistics supplied by XETRA.

Trading on the New York Stock Exchange

        As of February 16, 2017, the closing price for the ADSs traded on the NYSE was $41.02.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE. All ADS prices have been adjusted to reflect the two for one split of our ADSs in December 2012.

		Price per Ordinary ADS ($)
		High	Low
2017	January	42.74	39.70
2016	December	42.54	38.37
	November	42.53	38.44
	October	43.47	40.45
	September	45.41	42.99
	August	47.43	44.27
2016	Fourth Quarter	43.47	38.37
	Third Quarter	47.43	42.88
	Second Quarter	45.46	40.60
	First Quarter	45.39	39.34
2015	Fourth Quarter	45.72	39.00
	Third Quarter	44.09	37.52
	Second Quarter	44.03	41.59
	First Quarter	42.24	35.96
2016	Annual	47.43	38.37
2015	Annual	45.72	35.96
2014	Annual	36.07	31.02
2013	Annual	38.93	32.13
2012	Annual	39.96	27.88

Item 10.    Additional information

B.    Articles of Association

        FMC-AG & Co. KGaA is a partnership limited by shares (KGaA or Kommanditgesellschaft auf Aktien) organized under the laws of Germany. FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany under HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our registered business address is Else Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

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

General Information Regarding Our Share Capital

        As of February 16, 2017, our share capital consists of 306,221,840 bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. Our share capital has been fully paid in.

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

General provisions on Increasing the Capital of Stock Corporations and Partnerships Limited by Shares

        Information on the capital stock, authorized capital, conditional capital and treasury shares is included in Note 12 of the Consolidated Notes to the Financial Statements, "Shareholders' Equity," included in this report

Voting Rights

        Each share entitles the holder thereof to one vote at AGMs of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at annual and extraordinary general meetings of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our Articles of Association. Fresenius SE as shareholder of our General Partner is not entitled to vote its shares in the election or removal of members of our Supervisory Board, the approval of the acts of the General Partner and members of the

Supervisory Board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of our management, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius SE's voting rights may not be exercised by any other person.

Dividend Rights

        The General Partner and our Supervisory Board will propose any dividends for approval at the AGM. Usually, shareholders vote on a recommendation made by management (i.e. the General Partner) and the Supervisory Board as to the amount of dividends to be paid. Any dividends are paid once a year, generally, immediately following our AGM. Our General Partner's Management Board will propose to the shareholders at the AGM on May 11, 2017, a dividend with respect to 2016 and payable in 2017, of €0.96 per share. For information regarding dividends paid in prior years, see Item 3A, "Key Information – Selected Financial Data."

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

Liquidation Rights

        We may be dissolved by a resolution of our general shareholders' meeting passed with a majority of at least three quarters of our share capital represented at such AGM and the approval of the General Partner. In accordance with the AktG, in such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder.

Pre-emption Rights

        Under the AktG, each shareholder in a stock corporation or partnership limited by shares has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of a company. Generally, such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period. Our general shareholders' meeting may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at the AGM at which the resolution to exclude the pre-emption rights is passed. In addition, an exclusion of pre-emption rights requires a report by the General Partner justifying the exclusion by explaining why the interest of FMC-AG & Co. KGaA in excluding the pre-emption rights outweighs our shareholders' interests in receiving such rights. However, such justification is not required for any issue of new shares if:

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

Exclusion of Minority Shareholders

        Under the provisions of Sections 327a et seq. of the AktG concerning squeeze-outs, a shareholder who owns 95% of the issued share capital (a "principal shareholder") may request that the shareholders' general meeting of a stock corporation or a partnership limited by shares resolve to transfer the shares of the other minority shareholders to the principal shareholder in return for adequate cash compensation. In a partnership limited by shares, the consent of the general partner(s) is not necessary for the effectiveness of the resolution. The amount of cash compensation to be paid to the minority shareholders must take account of the issuer's financial condition at the time the resolution is passed. The full value of the issuer, which is normally calculated using the capitalization of earnings method (Ertragswertmethode), is decisive for determining the compensation amount.

        In addition to the provisions for squeeze-outs of minority shareholders, Sections 319 et seq. of the AktG provides for the integration of stock corporations. In contrast to the squeeze-out of minority shareholders, integration is only possible when the future principal company is a stock corporation with a stated domicile in Germany. A partnership limited by shares cannot be integrated into another company in accordance with Sections 319 et seq. of the AktG.

Annual General Meeting

        Our AGM must be held within the first eight months of each fiscal year at the location of FMC-AG & Co. KGaA's registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. To attend the AGM and exercise voting rights, shareholders must register for the AGM and prove ownership of shares. The relevant reporting date is the beginning of the 21st day prior to the AGM.

Amendments to the Articles of Association

        An amendment to our Articles of Association requires both a voting majority of at least 75% of the shares entitled to vote represented at the AGM and the approval of the General Partner.

Description of American Depositary Receipts

General

        The Bank of New York Mellon, a New York banking corporation, is the depositary for ADSs representing our shares. Each ADS represents an ownership interest in one-half of an share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and all of the holders and owners of ADSs from time to time (who become bound by the deposit agreement by their acceptance of American Depositary Receipts, or ADRs, evidencing their ADSs). Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates or may also be uncertificated. If ADSs are issued in uncertificated form, owners holding ADSs in book-entry form will receive periodic statements from the depositary showing their ownership of ADSs. In the case of beneficial holders of ADSs, owners will receive these periodic statements through their brokers.

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

Share Dividends and Other Distributions

        We may make different types of distributions with respect to our shares. The depositary has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on the shares or other deposited securities, after deducting its fees and expenses. Investors will receive these distributions in proportion to the number of underlying shares their ADSs represent.

        Except as stated below, to the extent the depositary is legally permitted it will deliver distributions to ADS holders in proportion to their interests in the following manner:

  •
  Cash.  The depositary shall convert cash distributions from foreign currency to U.S. dollars if conversion is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes or other governmental charges required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and certain other fees and expenses. In addition, before making a distribution the depositary will deduct any taxes withheld. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

  •
  Shares.  If we make a distribution in shares, the depositary may deliver additional ADSs to represent the distributed shares, unless the number of shares represented by our ADSs is adjusted in connection with the distribution. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADS holders otherwise entitled to receive fractional ADSs.

  •
  Rights to receive additional shares.  In the case of a distribution of pre-emptive rights to subscribe for shares or other subscription rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADS holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish the required evidence or if the depositary determines it is not practical to distribute the rights, the depositary may:

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

Deposit, Withdrawal and Cancellation

        The depositary will deliver ADSs if an investor or his broker deposits shares or evidence of rights to receive shares with the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed by the person on whose behalf the deposit is being made.

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

        All ADSs issued will, unless specifically requested to the contrary, be delivered through the book-entry settlement system of The Depository Trust Company, also referred to as DTC, or be uncertificated and held through the depositary's book-entry direct registration system ("DRS"), and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in the holder's name. An ADS holder can request that the ADSs not be held through the depositary's DRS and that an ADR in certificated form be issued to evidence those ADSs. ADRs will be delivered at the depositary's principal New York office or any other location that it may designate as its transfer office.

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

        When an investor surrenders ADSs at the depositary's office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the whole number of shares represented by the surrendered ADSs to the account the investor directs within Clearstream Banking AG, the central German clearing firm.

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

Voting Rights

        You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders' meetings and arrange to deliver our voting materials to you if we ask it to do so. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

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

        If (i) we timely asked the depositary to solicit your voting instructions, (ii) the depositary receives a recommendation as to how to vote from the custodian pursuant to the AktG before it mails voting materials to ADS holders and (iii) the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to the custodian to vote the number of deposited securities represented by your ADSs in accordance with the custodian's recommendation. The depositary will give a discretionary proxy in those circumstances with respect to each question covered by the recommendation unless we notify the depositary that:

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

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of the ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligation will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

C.    Material contracts

        For information regarding certain of our material contracts, see "Item 7.B. Major Shareholders and Related Party Transactions – Related Party Transactions." For a description of our stock option plans, see "Item 6.E. Directors, Senior Management and Employees – Share Ownership – Options to Purchase our Securities." For a description of our Amended 2012 Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see Note 8, "Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties" and Note 9, "Long-Term Debt and Capital Lease Obligations" of the Notes to Consolidated Financial Statements, included in this report.

D.    Exchange controls

Exchange Controls and Other Limitations Affecting Security Holders.

        At the present time, Germany does not restrict the export or import of capital, except for certain restrictions on transactions based on international embargo or terror prevention resolutions concerning for example Iraq, the People's Republic of Korea, Russia, Sudan or Syria. However, the Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie) may – in exceptional cases – review and prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company with residency outside of the European Union or the European Free Trade Area if such acquisition constitutes a sufficiently serious threat to the public security or order. This provision is also applicable on other means of acquisition, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). In addition, residents must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 million at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, under (i) exceed €500 million at the end of the quarter. Further, residents must report yearly the value (Stand) of the assets (Vermögen) of (i) non-resident companies in which either 10% or more of the shares or of the voting rights in a company are attributed to the resident, or more than 50% of the shares or of the voting rights are attributed to the resident and/or to one or more non-resident companies which are controlled by the resident and (ii) of the resident's non-resident branch offices and permanent establishments. Likewise, residents must report yearly the value of the assets of (i) resident companies in which either 10% or more of the shares or of the voting rights in a company are attributed to a non-resident, or more than 50% of the shares or the voting rights are attributed to a non-resident and/or to one or more resident companies which are controlled by a non-resident and (ii) of a non-resident's resident branch offices and permanent establishments.

        There are no limitations imposed by German law or our Articles of Association (Satzung) on the right of a non-resident to hold our shares or the ADSs evidencing shares.

E.    Taxation

U.S. and German Tax Consequences of Holding ADSs

        The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all potential German tax and U.S. federal income tax ("USFIT") tax consequences relating to the ownership and disposition of ADSs of the Company. Each holder of ADSs should consult its own tax advisors with respect to the particular German and USFIT tax consequences of the ownership and disposition of ADSs in light of its particular circumstances, including the application of the German and USFIT tax considerations discussed below, as well as the application of state, local, foreign or other laws.

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

German Taxation

Tax Treatment of Dividends

        German corporations are required to withhold tax on dividends paid to resident and non-resident shareholders at a rate of 25% (plus solidarity surcharge). The tax withholding obligation in general applies regardless of whether and, if so, to what extent the dividend is exempt from tax at the shareholder's level.

        For non-resident shareholders the withholding tax rate of 25% may be reduced up to 0%, e.g. on the basis of a double tax treaty. For corporate non-German holders, forty percent (40%) of the withheld and remitted withholding tax may be refunded upon application at the German Federal Tax Office (at the address noted below), which would generally result in a net dividend tax of 15% (plus solidarity surcharge). The entitlement of corporate non-German holders to further reductions of the withholding tax under an applicable income tax treaty remains unaffected. A partial refund of this withholding tax can be obtained by U.S. holders under the Treaty (see discussion below). Foreign corporations will generally have to meet certain activity or substance criteria defined by applicable law in order to receive an exemption from or a (partial) refund of German dividend withholding tax.

Taxation of Capital Gains

        If the shares are not held as business assets of a domestic business, capital gains realized by non-German holder are only taxable in Germany if the disposing holder holds (or has held at any time in the last five years) 1% or more of the Company's stated capital. Under the Treaty, a U.S. Holder who is not a resident of Germany for German tax purposes will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs unless the ADSs are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

Refund Procedures

        To claim a refund under the Treaty, the U.S. Holder must submit an application for refund to the German tax authorities, with the original bank voucher, or certified copy thereof issued by the paying entity documenting the tax withheld within four years from the end of the calendar year in which the dividend is received.

        Claims for refund are made on a special German claim for refund form, which must be filed with the German Federal Tax Office: Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany. The claim refund forms may be obtained from the German Federal Tax Office at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or can be downloaded from the homepage of the Bundeszentralamt für Steuern (www.bzst.de).

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

United States Taxation

        The following discussion describes the material USFIT consequences relating to the ownership and disposition of the ADSs by a U.S. Holder (as defined below) who holds ADSs as capital assets. The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all of the potential U.S. tax consequences of holding ADSs of the Company. In particular, this discussion does not address all of the tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special tax rules, such as insurance companies, regulated investment companies, real estate investment trusts, grantor trusts, traders that have elected the "mark-to-market" method of accounting, a U.S. expatriate within the meaning of Sections 877 or 877A of the Code, tax-exempt entities (including a private foundation, an "individual retirement account" or a Roth IRA), investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, and financial institutions and dealers in securities. U.S. Holders should consult their tax advisors regarding U.S. federal, state and local tax consequences of owning and disposing of ADSs.

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings and pronouncements, judicial decisions, and income tax treaties to which the U.S. is a party, all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect.

Ownership of ADSs in general

        For USFIT purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for German taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Tax Treatment of Dividends

        Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the U.S. dollar value of the gross amount of such distribution (before reduction for any German withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder's pro rata share of the Company's current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of the Company's current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's ADSs, the remainder will be taxed as capital gain.

        With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation will be subject to USFIT at a maximum rate of 20% (rather than the higher rates of tax generally applicable to items of ordinary income, the maximum of which is 39.6%), provided that the ADSs in respect of which such dividend is paid have been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date and certain other requirements are met. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. Provided (i) the ADSs of the Company are regularly tradable on the NYSE (or certain other stock exchanges) and/or the Company qualifies for benefits under the income tax treaty between the U.S. and Germany and (ii) the Company is not a passive foreign investment company (discussed below), the Company will be treated as a qualified foreign corporation for this purpose. This reduced rate will not be available in all situations, and U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

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

        In the case of a Corp U.S. Holder, the aggregate German withholding tax rate of 26.375% (consisting of a 25% withholding tax and a 1.375% solidarity surcharge) is reduced under the Treaty to 5% of the gross amount of the dividend. Corp U.S. Holders may, therefore, apply for a refund of German withholding tax in the amount of 21.375% of the gross amount of the dividends. A Corp U.S. Holder will generally not be eligible for the "dividends-received deduction" under Section 243 of the Code with respect to such dividends.

        In the case of any U.S. Holder other than a corporation owning at least 10% of the voting stock of the Company ("Other U.S. Holder"), the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In this case, for each $100 of gross dividend that we pay to an Other U.S. Holder, the dividend is subject to withholding tax of $26.38, $11.38 which is refunded, resulting in a net tax of $15. For U.S. foreign tax credit purposes, the Other U.S. Holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the foreign tax credit or the deduction for taxes paid.

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

        Subject to certain complex limitations, any German tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. However, such foreign tax credit may be disallowed if the U.S. Holder held such ADSs or equity shares for less than a minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income." The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

        Dividends paid in euro to a U.S. Holder of ADSs will be included in the U.S. Holder's income in a dollar amount calculated by reference to the exchange rate in effect on the date the dividends are included in income by such U.S. holder, including the deemed refund of German withholding tax. If dividends paid in euro are converted into U.S. dollars on the date included in income, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Taxation of Capital Gains

        Subject to the discussion below under "Passive Foreign Investment Company Considerations", upon a sale, exchange, or other disposition of the ADSs, a U.S. Holder will generally recognize gain or loss for USFIT purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADSs. Such gain or loss will generally be capital gain or loss if the ADSs are held by the U.S. Holder as a capital asset, and will be long-term capital gain or loss if the U.S. Holder's holding period for the ADSs exceeds one year. Individual U.S. Holders are generally taxed at a maximum 20% rate on net long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any German tax imposed on a sale or other disposition of ADSs.

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

Passive Foreign Investment Company Considerations

        Special adverse USFIT rules apply to U.S. Holders owning shares of a Passive Foreign Investment Company ("PFIC"). In general, if you are a U.S. Holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

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

Tax on Net Investment Income and Certain Reporting Obligations

        In addition to regular USFIT, certain U.S. Holders that are individuals, estates, or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gain from the sale, exchange or other disposition of their ADSs.

        Individuals who are U.S. Holders, and who hold "specified foreign financial assets" (as defined in section 6038D of the Code), including debt or ordinary shares of a non-U.S. corporation that are held for investment and not held in an account maintained by a U.S. "financial institution" (as defined in section 6038D of the Code), whose aggregate value exceeds US$50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations may not close before such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules.

United States Information Reporting and Backup Withholding

        Dividends paid on, and proceeds on a sale or other dispositions of, ADSs paid to a U.S. Holder within the United States or through U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 28% unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on IRS Form W-9) that no loss of exemption from backup withholding has occurred.

        Backup withholding tax is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

        Non-U.S. Holders are generally not subject to information reporting or backup withholding. However, a non-U.S. holder may be required to provide a certification (generally on IRS Form W-8BEN or W-8BEN-E) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary in order to establish its exemption from information reporting and backup withholding.

        U.S. and non-U.S. Holders may be subject to other U.S. information reporting requirements. U.S. and non-U.S. Holders should consult their own advisors regarding the application of U.S. information reporting rules in light of their particular circumstances.

U.S. and German Gift and Inheritance Tax Considerations

        The transfer of ADS to another person by way of gift or inheritance is generally subject to German gift or inheritance tax only if (i) the decedent, the donor, the heir, donee or any other beneficiary maintained a domicile or his/her habitual abode in Germany, or has its place of management or statutory seat in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside Germany without maintaining a residence in Germany (special rules apply to certain former German citizens who neither maintain their domicile nor have their habitual abode in Germany), (ii) the ADS were held by the decedent or donor as part of business assets for which a permanent establishment or other fixed place of business was maintained in Germany or for which a permanent representative in Germany had been appointed, or (iii) the decedent or donor, at the time of the inheritance or gift, held either individually or collectively with related parties, held directly or indirectly, at least 10% of the Company's registered share capital.

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

The above summary is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of ADSs. U.S. Holders should consult their own tax advisors concerning the tax consequences of the ownership and disposition of ADSs in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed above, as well as the application of state, local, foreign or other laws.

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

        The New York Stock Exchange currently lists American Depositary Shares representing our shares. As a result, we are subject to the periodic reporting requirements of the Exchange Act and we file reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information and exhibits and schedules thereto may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Securities and Exchange Commission and the electronic sources listed in the preceding paragraph. In addition, these materials are available for inspection and copying at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, USA.

        We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in this and prior annual and quarterly reports are prepared in conformity with U.S. GAAP. On December 1, 2016, we announced that, commencing with our quarterly report to be filed for the first quarter of 2017; such financial statements will be prepared in accordance with IFRS. Our annual and quarterly reports to our shareholders are posted under "News & publications" on the "Investors" page of our website at http://www.freseniusmedicalcare.com. In furnishing our web site address in this report, however, we do not intend to incorporate any information on our web site into this report, and any information on our web site should not be considered to be part of this report.

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

Reimbursement Rates

        Aapproximately 32% of our worldwide revenue for 2016 was for services rendered to patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company's revenues, profitability and financial condition. See Item 4.B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and "– Health Care Reform."

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

Foreign Exchange Risk

        We conduct our business on a global basis in various currencies, although our operations are located principally in the United States and Germany. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency through December 31, 2016. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. Effective January 1, 2017, we will use euro as our reporting currency.

        Our change to euro as our reporting currency could increase the effects of such exchange rate changes because the majority of our revenues (72% in 2016) are received in U.S. dollars in our North America segment and will be converted to euro for financial reporting purposes. Additionally, our individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. We evaluate our exposure to risk through the utilization of the Cash-Flow-at-Risk model (see below) and the judgment of our regional and corporate management teams. We typically hedge a portion of the exchange exposure foreseen in our annual budgeting process for the following 12 to 18 months. Currencies are monitored and our hedge position may be adjusted accordingly. We typically utilize foreign exchange forward contracts and, on a small scale, foreign exchange options. Our policy, which has been consistently followed, is that foreign exchange rate derivatives be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

        In connection with intercompany loans in foreign currency, we normally use foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.

        The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2016. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2016, and the credit risk inherent to those contracts with positive market values as of December 31, 2016. All contracts expire within 15 months after the reporting date.

Foreign Currency Risk Management

December 31, 2016

(USD in millions)

Nominal amount

	2017	2018	2019	2020	2021	Total	Fair value	Credit risk
Purchase of EUR against US$	$139	—	—	—	—	$139	$(5)	$—
Sale of EUR against US$	591	—	—	—	—	591	17	20
Purchase of EUR against others	27	—	—	—	—	27	(11)	6
Sale of EUR against others	549	5	—	—	—	554	0	0
Others	24	1	—	—	—	25	(2)	0

Total	$1,330	6	—	—	—	$1,336	$(1)	$26

        A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The European Central Bank ("ECB") determines such rates ("Reference Rates") based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily around 4p.m. (CET). In preparing our consolidated financial statements and in converting certain U.S. dollar amounts in this report, we have used the Year's Average Reference Rate of $1.1069 or Year's Close Reference Rate of $1.0541 per €1.00.

Year ending December 31,	Year's High	Year's Low	Year's Average	Year's Close
2012 US$ per EUR	1.3454	1.2089	1.2848	1.3194
2013 US$ per EUR	1.3814	1.2768	1.3281	1.3791
2014 US$ per EUR	1.3953	1.2141	1.3285	1.2141
2015 US$ per EUR	1.2043	1.0552	1.1095	1.0887
2016 US$ per EUR	1.1569	1.0364	1.1069	1.0541

The Reference Rate on February 16, 2017 was $1.0652 per €1.00.

Cash-Flow-at-Risk Model

        We use a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risk is the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. As of December 31, 2016, the Company's cash flow at risk amounts to $52.1 million; this means the potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months has a 95% probability of not being higher than $52.1 million.

        Significant influence on the Company's foreign currency risk is exerted by the Chinese yuan renminbi, South Korea won, the Russian ruble, the Indian rupee and the South African rand. The following table shows the Company's most significant net positions in foreign currencies.

Net Positions in Foreign Currencies	Year ending December 31, 2016
(in millions)
CNY	$168
KRW	106
RUB	70
INR	62
ZAR	23

Interest Rate Exposure

        We are exposed to changes in interest rates that affect our variable-rate borrowings. We enter into debt obligations to support our general corporate purposes such as capital expenditures and working capital needs. Consequently, we enter into derivatives, particularly interest rate swaps to protect interest rate exposures arising from borrowings at floating rates by effectively swapping them into fixed rates.

        These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed rate. The euro-denominated interest rate swaps expire in 2019 and have a weighted average interest rate of 0.32%.

        As of December 31, 2016, the notional amount of euro-denominated interest rate swaps in place was €252 million ($266 million). Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. At December 31, 2016, the negative fair value of our interest rate agreements was $1 million.

        The table below presents notional amounts and related weighted average interest rates by year of maturity for interest rate swaps and for our significant debt obligations.

Interest Rate Exposure

December 31, 2016

(in millions)

	2017		2018	2019	2020	2021	There- after	Total	Fair Value Dec. 31, 2016
FLOATING RATE US$ DEBT
Principal payments on Senior Credit Agreement		$200	200	1,710				$2,110	$2,108
Variable interest rate = 2.15%
Accounts receivable securitization program	$			175				$175	$175
Variable interest rate = 1.00%
FLOATING RATE € DEBT
Principal payments on Senior Credit Agreement		$25	25	216				$266	$263
Variable interest rate = 1.25%
FIXED RATE US$ DEBT
Senior Notes 2007/2017; Fixed interest rate = 6.875%		$500						$500	$513
Senior Notes 2011/2018; Fixed interest rate = 6.50%	$		400					$400	$424
Senior Notes 2011/2021; Fixed interest rate = 5.75%	$					650		$650	$703
Senior Notes 2012/2019; Fixed interest rate = 5.625%	$			800				$800	$851
Senior Notes 2012/2022; Fixed interest rate = 5.875%	$						700	$700	$767
Senior Notes 2014/2020; Fixed interest rate = 4.125%	$				500			$500	$517
Senior Notes 2014/2024; Fixed interest rate = 4.75%	$						400	$400	$408
FIXED RATE € DEBT
Senior Notes 2011/2018	$		422					$422	$466
Fixed interest rate = 6.50%
Senior Notes 2011/2021	$					316		$316	$372
Fixed interest rate = 5.25%
Senior Notes 2012/2019	$			264				$264	$296
Fixed interest rate = 5.25%
Equity-Neutral Convertible Bonds 2014/2020	$				422			$422	$529
Fixed interest rate = 1.125%
INTEREST RATE DERIVATIVES
€ Payer Swaps Notional Amount		$25	25	216				$266	$(1)
Average fixed pay rate = 0.32%		0.32%	0.32%	0.32%				0.32%
Receive rate = 3-month EURIBOR

All variable interest rates depicted above are as of December 31, 2016.

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

  •
  cable, telex and facsimile transmission and delivery charges as are expressly provided for in the deposit agreement;

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

D.4. Amounts payable by the depositary to the Company

Fees Incurred in Past Annual Period

        Under the fee agreement between us and the depositary, the depositary agrees to pay certain fees relating to the maintenance of the ADRs. Certain fees we encounter related to our ADRs are reimbursed to us by the depositary. For 2016, we received from the depositary $0.3 million in aggregate payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility and legal fees.

Fees to be Paid in the Future

        The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for the program's continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial statements, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotion activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

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

        As of December 31, 2016, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2016 is effective.

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

        The Company has received communications alleging conduct in countries outside the U.S. that may violate the FCPA or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting an investigation with the assistance of independent counsel. The Company voluntarily advised the SEC and the DOJ. The Company's investigation and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests.

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

        Management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2016, is stated in its report included on page F-2.

Item 15C.    Attestation report of the registered public accounting firm

        The effectiveness of our internal control over financial reporting as of December 31, 2016, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-5.

Item 15D.    Changes in Internal Control over Financial Reporting

        There have been no changes in the Company's internal control over financial reporting that occurred during fiscal year 2016, which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Supervisory Board has determined that each of Mr. William P. Johnston, Mr. Rolf A. Classon, Dr. Gerd Krick and Ms. Deborah Doyle McWhinney qualifies as an audit committee financial expert and is "independent" as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

Item 16B.    Code of Ethics

        Our Management Board adopted through our worldwide compliance program a code of ethics, titled the Code of Ethics and Business Conduct, which as adopted applied to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. After the transformation of legal form, our Code of Business Conduct applies to the members of the Management Board of our general partner and all Company employees, including senior officers. A copy of the Company's Code of Business Conduct is available on our website under "About Us – Responsibility" at:http://www.freseniusmedicalcare.com/fileadmin/data/de/pdf/About_us/Responsibility/Code_of_Ethics_en.pdf

Item 16C.    Principal Accountant Fees and Services.

        In the AGM held on May 19, 2015, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2016 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2016	2015
	(in thousands)
Audit fees	$8,740	$8,689
Audit related fees	59	112
Tax fees	182	219
Other fees	5,205	5,620

Total	$14,186	$14,641

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

        We also prepare financial statements in accordance with U.S. GAAP, which are included in registration statements and reports that we file with the Securities and Exchange Commission. Effective January 1, 2017 we will use euro as our reporting currency. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in "Item 6C. Directors, Senior Management and Employees – Board Practices."

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

        During 2016, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 million.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable

Item 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

        We did not purchase any of our equity securities during the fiscal year covered by this report.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable

Item 16G.    Corporate Governance

Introduction

        ADSs representing our shares are listed on the NYSE. However, because we are a "foreign private issuer," as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE's Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with "say-on-pay" and "say-on-when" advisory votes related to the compensation of certain executive officers, are implemented through the SEC's proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made. See Item 6B, "Directors, Senior Management and Employees – Compensation – Compensation of the Management Board." Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including recently adopted requirements for pay ratio disclosure and, if it is adopted as proposed, the requirement to disclose the relationship between executive compensation actually paid and a registrant's financial performance) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in the Form 20-F and generally limit our disclosure to the information we disclose under German law. In July 2015, the SEC issued its proposed compensation "clawback" rule which would direct U.S. national securities exchanges to establish listing standards that would require each listed issuer to develop and implement a policy providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated, and also require the disclosure of the policy. If adopted as proposed, such requirements would also apply to foreign private issuers. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

        As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or "MitBestG") and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner.

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

Supervisory Board

        The supervisory board of a KGaA is similar in certain respects to the supervisory board of an AG. Like the supervisory board of an AG, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The members of the supervisory board are elected by the KGaA shareholders at the general meeting and – under certain conditions not applicable to

FMC-AG & Co. KGaA – are required to include labor representatives. Supervisory board members may hold offices on both supervisory boards, the supervisory board of a KGaA and of its general partner. Four of the six current members of the FMC-AG & Co. KGaA supervisory board are also members of the supervisory board of Management AG. Shares in the KGaA held by the General Partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA's Supervisory Board members, though Fresenius SE retains influence on the composition of our Supervisory Board.

        The Supervisory Board has less power and scope for influence than a supervisory board of an AG. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies. Nor may the Supervisory Board subject the management measures of the General Partner to its consent, or issue rules of procedure for the General Partner.

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

General Meeting

        The general meeting is the resolution body of the KGaA shareholders. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a Company-nominated proxy acting on their instructions. Among other matters, the AGM of a KGaA approves its annual financial statements. The internal procedure of the general meeting of a KGaA corresponds to that of the general meeting of a stock corporation. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or proposals for the Company auditors.

        Fresenius SE is subject to various bans on voting at general meetings due to its ownership of the shares of the General Partner. Fresenius SE is banned from voting on resolutions concerning the election to and removal from office of the FMC-AG & Co. KGaA Supervisory Board, ratification or discharge of the actions of the General Partner and members of the Supervisory Board, the appointment of special auditors, the assertion of claims for damages against members of the executive bodies, the waiver of claims for damages, and the selection of auditors of the annual financial statements. Although Fresenius SE is not entitled to vote its shares in the election of the Supervisory Board, Fresenius SE retains a degree of influence on the composition of the Supervisory Board due to the current partial overlapping membership on the FMC-AG & Co. KGaA Supervisory Board and the Management AG supervisory board (which is elected by Fresenius SE).

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

The Articles of Association of FMC-AG & Co. KGaA

        The following is a summary of certain material provisions of our Articles of Association. This summary is not complete and is qualified in its entirety by reference to the complete form of Articles of Association of FMC-AG & Co. KGaA, a convenience English translation of which is on file with the SEC. In addition, it can be found on the Company's website under www.freseniusmedicalcare.com.

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

        The articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a qualified majority (in excess of 75% of the voting shares) and with the consent of the general partner. Therefore, neither group (i.e., the KGaA shareholders nor the general partner(s)) can unilaterally amend the articles of association without the consent of the other group. Fresenius SE will, however, continue to be able to exert significant influence over amendments to the Articles of Association through its ownership of a significant percentage of the Company's shares, since such amendments require a qualified majority (in excess of 75%) of the shares present at the meeting rather than three quarters of the outstanding shares.

Description of the Pooling Arrangements

        Prior to the transformation of legal form of FMC-AG to FMC-AG & Co. KGaA, FMC-AG, Fresenius SE and the independent directors (as defined in the pooling agreements referred to below) of FMC-AG were parties to two pooling agreements for the benefit of the holders of our Ordinary Shares and the holders of our preference shares (other than Fresenius SE and its affiliates). Upon consummation of the transformation in February 2006 and completion of the conversion offer made to holders of our preference shares in connection with the transformation, we entered into pooling arrangements that we believe provide similar benefits for the shareholders of FMC-AG & Co. KGaA. The following is a summary of the material provisions of the pooling arrangements which we have entered into with Fresenius SE and our independent directors. The description is qualified in its entirety by the complete text of the pooling agreement, a copy of which is on file with the SEC including the amendment to the pooling agreement made at the 2016 AGM on May 12, 2016.

General

        The pooling arrangements have been entered into for the benefit of all persons who, from time to time, beneficially own our Ordinary Shares, including owners of ADSs evidencing our Ordinary Shares, other than Fresenius SE and its affiliates or their agents and representatives. Beneficial ownership is determined in accordance with the beneficial ownership rules of the SEC.

        Under the pooling arrangements, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the Supervisory Board or as a member of the supervisory board of Management AG. The provisions of the pooling agreement relating to independent directors are in addition to the requirement of Rule 10A-3 under the Exchange Act that our audit committee be composed solely of independent directors as defined in that rule. We have identified the members of Management AG's supervisory board who are independent for purposes of our pooling agreements in Item 6.B., "Directors, Senior Management and Employees – The General Partner's Supervisory Board."

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

        Lastly, we and Management AG and Fresenius SE have agreed that while the pooling arrangements are in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, Management AG or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 million for each individual transaction or contract, or a related series of transactions or contracts, though restrictions apply with regards to agreements included in previously approved business plans.

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

  •
  prepare all financial statements required for any filing in accordance with U.S. GAAP or IFRS according to the amendment made in 2016;

  •
  on an annual basis, prepare audited consolidated financial statements in accordance with U.S. GAAP or IFRS, and, on a quarterly basis, prepare and furnish to the SEC consolidated financial statements prepared in accordance with U.S. GAAP or IFRS under cover of form 6-K or a comparable successor form according the amendment made in 2016;

  •
  furnish materials to the SEC with respect to annual and special shareholder meetings under cover of Form 6-K and make the materials available to the depositary for distribution to holders of Ordinary Share ADSs; and

  •
  make available to the depositary for distribution to holders of ADSs representing our Ordinary Shares on an annual basis, a copy of any report prepared by the supervisory board or the supervisory board of the general partner and provided to our shareholders generally pursuant to Section 314(2) of the AktG, or any successor provision. These reports concern the results of the supervisory board's examination of the managing board's report on our relation with affiliated enterprises.

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

Managers' Transactions

        According to Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council (Market Abuse Regulation or "MAR"), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin"), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instrument linked thereto no later than three business days after the date of the transaction, once the volume of all transactions conducted within a calendar year exceeds a total amount of €5,000. Persons discharging managerial responsibilities include the members of management and as well as supervisory boards. We publish the information received in these reports on our website in accordance with the regulations as well as in our Annual Report to Shareholders. Pursuant to Article 19(11) of the MAR, a person discharging managerial responsibilities within an issuer must not either conduct any transactions on its own account or for the account of a third party, directly or indirectly, relating to, inter alia, the shares or debt instruments of the issuer during a closed period of 30 calendar days before the announcement of an interim financial report or a year-end report which the issuer is obliged to make public.

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

        Some of the German Corporate Governance Code's recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board should specify concrete objectives regarding its composition which, -inter alia- shall also take into account potential conflicts of interest and what the supervisory board considers as an adequate number of independent members. Similarly, if a substantial and not merely temporary conflict of interest arises during the term of a member of the supervisory board, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. The Company's Supervisory Board includes four members who also serve on the supervisory board of the General Partner, including three members who serve on our Audit and Governance Committee and are independent under SEC Rule 10A-3 and NYSE Rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively). While we are exempt from the NYSE requirement that a majority of our supervisory board members be independent, and the various tests in the NYSE rules that preclude independence are not applicable to us, our pooling agreement requires that at least one-third (but not less than two) members of the General Partner's supervisory board be "independent" within the meaning of that pooling agreement. See Item 6A, "Directors, Senior Management and Employees – Directors and Senior Management – the General Partner's Supervisory Board" and "Description of the Pooling Arrangements" above. Under the Corporate Governance Code, any supervisory board must be composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks. However, we are not subject to the disclosure requirements of the SEC proxy rules, which require U.S. issuers to include in SEC filings a discussion of the specific experience, qualifications, attributes or skills that led to their inclusion as board members.

        Recommendations of the German Corporate Governance Code with which we do not currently comply are number 4.2.3 paragraph 2 sentence 6 and number 4.2.5 paragraph 3 pursuant to which the amount of compensation for Management Board members shall be capped, both overall and for variable compensation components and shall be presented for each individual member of the Management Board in the compensation report by using corresponding model tables. The service agreements with members of the Management Board do not provide for caps regarding specific amounts for all compensation components and accordingly not for caps regarding specific amounts for the overall compensation. The performance-oriented short-term compensation (the variable bonus) is capped. As regards stock options and phantom stock as compensation components with long-term incentives, the service agreements with members of the Management Board do provide for a possibility of limitation but not for caps regarding specific amounts. Introducing caps regarding specific amounts in relation to such stock-based compensation components would contradict the basic idea of the members of the Management Board participating appropriately in the economic risks and opportunities of the Company. Alternatively, we pursue a flexible concept considering each individual case. In situations of extraordinary developments in relation to the stock-based compensation which are not related to the performance of the Management Board, the stock-based compensation may be capped. Irrespective thereof, we continue to present the compensation system and the amounts paid to members of the Management Board in the compensation report in a comprehensive and transparent manner. The compensation report includes tables relating to the value of the benefits granted as well as to the allocation in the year under review which follow the structure and largely also the specifications of the model tables. Furthermore, we do not comply with number 4.2.3 paragraph 4 of the German Corporate Governance Code according to which care shall be taken to ensure that payments made to a Management Board member on premature termination of his/her contract, including fringe benefits, do not exceed the value of two years' compensation (severance payment cap) and compensate no more than the remaining term of the employment contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and, if appropriate, also the expected total compensation for the current financial year. The employment contracts of the members of the Management Board do not contain severance payment arrangements for the case of premature termination of the contract and consequentially do not contain a limitation of any severance payment amount insofar. Uniform severance payment arrangements of this kind would contradict the concept practiced by us in accordance with the AktG according to which employment contracts of the members of the Management Board are, in principle, concluded for the period of their appointment. They would also not allow for a well-balanced assessment in the individual case. Pursuant to Code number 5.1.2 paragraph 2 sentence 3 an age limit shall be specified for members of the Management Board. As in the past, we will refrain from determining an age limit for members of the Management Board in the future. Complying with this recommendation would unduly limit the selection of qualified candidates. Finally, pursuant to Code number 5.4.1 paragraph 2 and paragraph 3, the Supervisory Board shall specify concrete objectives regarding its composition and, when making recommendations to the competent election bodies, take these objectives into account. The objectives specified by the Supervisory Board and the status of the implementation shall be published in the Corporate Governance Report. These recommendations are not met. The composition of the Supervisory Board needs to be aligned to the enterprise's interest and has to ensure the effective supervision and consultation of the Management Board. Hence, it is a matter of principle and of prime importance that each member is suitably qualified. When discussing its recommendations to the competent election bodies, the Supervisory Board will take into account the international activities of the enterprise, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2, and diversity. In the enterprise's interest not to limit the selection of qualified candidates in a general way, the Supervisory Board, however, confines itself to pursue self-defined targets for the inclusion of women on the Supervisory Board and particularly refrains from an age limit and from a duration limit on the term of membership.

        Pursuant to the act on the equal participation of women and men in executive positions in private companies, the Supervisory Board of Fresenius Medical Care AG & Co. KGaA is required to define targets for the inclusion of women on the Supervisory Board for its own composition as well as an adequate implementation period to achieve these targets. The Supervisory Board of Fresenius Medical Care AG & Co. KGaA has resolved to set the target for the women as Supervisory Board members at two until June 30, 2017. On May 12, 2016, two women were elected to the Supervisory Board: Ms. Deborah McWhinney and Ms. Pascale Witz. See Item 6, "Directors, Senior Management and Employees." The legislation does not require that companies in our legal form define targets for the Management Board.

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

        In contrast to U.S. practice, with one exception, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The AktG provides that the supervisory board may establish, and the German Corporate Governance Code recommends that a supervisory board establish, an audit committee to handle the formal engagement of the company's independent auditors once they have been approved by the general meeting of shareholders. Under the German Corporate Governance Code, the audit committee would also handle inter alia the monitoring of the accounting process, the effectiveness of the internal control system, the audit of the annual financial statements, here, in particular, the independence of the auditor, the services rendered additionally by the auditor, the issuing of the audit mandate to the auditor, the determination of auditing focal points and the fee arrangement, and – unless another committee is entrusted therewith – compliance. Under the Stock Corporation Act, an audit committee should supervise the effectiveness of the internal control system, the risk management system and the internal audit function. Pursuant to Section 319a of the German Commercial Code, the audit committee is responsible for the pre-approval of legally permitted non-audit services by the auditor. Our Audit and Corporate Governance Committee within the Supervisory Board functions in each of these areas and is also conducting, with the assistance of independent counsel, an investigation into allegations of conduct in countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws. See "Item 15B. Management's annual report on internal control over financial reporting" and Note 18 of the Notes to our Consolidated Financial Statements, "Commitments and Contingencies – Other Litigation and Potential Exposures," included in this report. Our Audit and Corporate Governance Committee also serves as our audit committee as required by Rule 10A-3 under the Exchange Act and the NYSE rules. As sole shareholder of our General Partner, Fresenius SE elects the supervisory board of our general partner (subject to the requirements of our pooling agreement discussed above).

        In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Under the NYSE compensation committee rule, as amended to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors, with independence to be determined considering all relevant factors. Under the NYSE rules, foreign private issuers such as FMC-AG & Co. KGaA continue to be exempt from all requirements to maintain an independent compensation committee. At the present time, we do not maintain a compensation committee. In accordance with the German Commercial Code these functions are carried out by our General Partner's supervisory board, as a whole assisted, with respect to compensation matters, by its Human Resources Committee which is comprised of independent and non-executive members. See Item 6.B,"Directors, Senior Management and Employees – Compensation – Compensation of the Management Board" and "Directors – Senior Management and Employees – Board Committees." We have also established a nomination committee and we have the Joint Committee (gemeinsamer Ausschuss) together with Management AG of FMC-AG & Co. KGaA consisting of two members of each supervisory board to advise and decide on certain extraordinary management measures.

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

1.1	Articles of Association (Satzung) of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant's Report on Form 6-K for the month of August 2016, furnished August 2, 2016).
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
2.4
Amendment to the Pooling Agreement dated September 28, 2016 by and between Fresenius AG, Fresenius Medical Care Management AG acting for itself and in its capacity as general partner of Fresenius Medical Care AG & Co. KGaA, Mr. William P. Johnston in his capacity as a GP Independent Director and Mr. Rolf A. Classon in his capacity as a GP Independent Director. (incorporated by reference to Exhibit 2.3 to the Registrant's Report on Form 6-K for the month of October 2016, furnished October 27, 2016).
2.5
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
2.7
Supplemental Indenture dated as of June 20, 2011 to Indenture dated as of July 2, 2007 (incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).
2.8
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
2.9
Form of Note Guarantee for 5.25% Senior Notes due 2021 (included in Exhibit 2.9) (incorporated by reference to Exhibit 2.21 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).

2.10	Indenture (dollar denominated) dated as of February 2, 2011 by and among Fresenius Medical Care US Finance, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 5.75% Senior Notes due 2021 of Fresenius Medical Care US Finance, Inc. (incorporated by reference to Exhibit 2.22 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).
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
2.13
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
2.17
Form of Note Guarantee for 5 5/8% Senior Notes due 2019 (included in Exhibit 2.19) (incorporated by reference to Exhibit 2.20 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.18
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
2.19
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

2.22	Indenture dated as of October 29, 2014 by and among Fresenius Medical Care US Finance II, Inc., the Company and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 4.125% Senior Notes due 2020 of Fresenius Medical Care US Finance II, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.23
Form of Note Guarantee for 4.125% Senior Notes due 2020 (included in Exhibit 2.25) (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.24
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
2.25
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
2.28
Amendment No. 1 dated November 25, 2014 to Credit Agreement (incorporated by reference to Exhibit 2.31 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).
2.29
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
2.30	Amendment No. 1 dated December 6, 2016 to Seventh Amended and Restated Transfer and Administration Agreement (filed herewith).
2.31
Second Amended and Restated Receivables Purchase Agreement dated January 17, 2013 between National Medical Care, Inc. and NMC Funding Corporation (incorporated by reference to Exhibit 2.39 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
2.32
Amendment No. 1 dated November 24, 2014 to Second Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 2.35 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).
2.33	Amendment No. 2 dated December 6, 2016 to Second Amended and Restated Receivables Purchase Agreement (filed herewith).

4.1	Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (incorporated by reference to Appendix A to the Joint Proxy Statement-Prospectus of FMC-AG, W.R. Grace & Co. and Fresenius USA, Inc., dated August 2, 1996).
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
4.4
Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (filed herewith).
4.5
Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH (filed herewith).
4.6
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
4.9
Fresenius Medical Care Aktiengesellschaft 2001 International Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 of FMC-AG et al, Registration No. 333-66558, filed August 2, 2001).
4.10
Stock Option Plan 2006 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.2 to the Registrant's Amended Report on Form 6-K/A for the month of August 2006, furnished August 11, 2006).
4.11
English convenience translation of the Stock Option Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).
4.12
English convenience translation of the Phantom Stock Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).
4.13
English convenience translation of the Fresenius Medical Care & Co KGaA Long Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.25 of the Registrant's Report on Form 6-K for the month of October, furnished October 27, 2016).
4.14
Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as Borrowers and Fresenius AG as Lender (incorporated herein by reference to Exhibit 4.3 to the Registrant's Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)
4.15
Allonge dated September 29, 2010 to Amended and Restated Subordinated Loan Note dated as of March 31, 2006 (incorporated by reference to Exhibit 10.5 to the Registrant's Amended Report on Form 6-K/A for the month of November 2010, furnished April 8, 2011).(1)

4.16	Agreement and Plan of Merger by and among Bio-Medical Applications Management Company, Inc., PB Merger Sub, Inc., Liberty Dialysis Holdings, Inc., certain stockholders of Liberty Dialysis Holdings, Inc., LD Stockholder Representative, LLC, and Fresenius Medical Care Holdings, Inc. dated as of August 1, 2011(incorporated by reference to Exhibit 10.5 to the Registrant's Report of Form 6 K for the month of November 2011, furnished November 3, 2011).(1)
4.17
General Agreement 2013 (mainly related to information technology services) dated May 8, 2013 by and between FMC-AG and Fresenius Netcare GmbH. (incorporated by reference to Exhibit 4.32 to the Registrant's Report on Form 6-K for the month of July 2013, filed July 30, 2013).
4.18
Loan Note dated June 30, 2014, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA as lenders (incorporated by reference to Exhibit 4.27 to the Registrant's Report on Form 6-K for the month of July 2014, furnished July 31, 2014).(1)
4.19
Stock Purchase and Contribution Agreement dated as of June 13, 2014 by and among Sound Inpatient Physicians, Inc., of Sound Inpatient Holdings, LLC, Sound Inpatient Physicians Holdings, LLC and the Registrant (incorporated by reference to Exhibit 4.28 to the Registrant's Report on Form 6-K for the month of July 2014, furnished July 31, 2014).(1)(2)
4.20
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
101
The following financial statements as of and for the twelve-month period ended December 31, 2016 from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) Notes to Consolidated Financial Statements (filed herewith).

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

DATE: February 22, 2017

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

        As of December 31, 2016, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2016.

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

        The Company's internal control over financial reporting as of December 31, 2016 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 22, 2017	FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
	By:	/s/ RICE POWELL

	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
	By:	/s/ MICHAEL BROSNAN

	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2016. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fresenius Medical Care's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2017 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Frankfurt am Main, Germany

February 22, 2017

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Supervisory Board

        Fresenius Medical Care AG & Co. KGaA:

        We have audited the internal control over financial reporting of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fresenius Medical Care's management is responsible for maintaining effective internal control over financial reporting and its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

        In our opinion, Fresenius Medical Care maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fresenius Medical Care as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated February 22, 2017 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

February 22, 2017

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income
For the years ended December 31,
(in thousands, except share data)

	2016	2015	2014
Net revenue:
Health Care	$14,949,086	$13,801,298	$12,552,646
Less: Patient service bad debt provision	430,230	409,583	302,647
Net Health Care	14,518,856	13,391,715	12,249,999
Dialysis Products	3,391,931	3,345,867	3,581,614

	17,910,787	16,737,582	15,831,613
Costs of revenue:
Health Care	10,661,488	9,861,253	9,131,005
Dialysis Products	1,469,657	1,545,166	1,704,762

	12,131,145	11,406,419	10,835,767
Gross profit	5,779,642	5,331,163	4,995,846
Operating (income) expenses:
Selling, general and administrative	3,044,663	2,895,581	2,644,037
Research and development	162,364	140,302	122,114
Income from equity method investees	(64,908)	(31,452)	(24,838)

Operating income	2,637,523	2,326,732	2,254,533
Other (income) expense:
Interest income	(46,644)	(116,575)	(84,240)
Interest expense	452,177	508,035	495,367

Income before income taxes	2,231,990	1,935,272	1,843,406
Income tax expense	683,139	622,123	583,598

Net income	1,548,851	1,313,149	1,259,808
Less: Net income attributable to noncontrolling interests	305,584	283,704	214,542

Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,243,267	$1,029,445	$1,045,266

Basic earnings per share	$4.07	$3.38	$3.46

Fully diluted earnings per share	$4.06	$3.38	$3.45

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income
For the years ended December 31,
(in thousands, except share data)

	2016	2015	2014
Net Income	$1,548,851	$1,313,149	$1,259,808

Gain (loss) related to cash flow hedges	27,795	60,131	25,547
Actuarial gains (losses) on defined benefit pension plans	(1,464)	81,834	(215,161)
Gain (loss) related to foreign currency translation	1,280	(352,125)	(421,789)
Income tax (expense) benefit related to components of other comprehensive income	(11,774)	(43,353)	68,161

Other comprehensive income (loss), net of tax	15,837	(253,513)	(543,242)

Total comprehensive income	$1,564,688	$1,059,636	$716,566
Comprehensive income attributable to noncontrolling interests	304,138	278,743	208,456

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,260,550	$780,893	$508,110

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share data)

	December 31, 2016	December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$747,233	$549,500
Trade accounts receivable less allowance for doubtful accounts of $508,562 in 2016 and $465,790 in 2015	3,524,258	3,285,196
Accounts receivable from related parties	220,797	218,285
Inventories	1,409,834	1,340,751
Prepaid expenses and other current assets	1,411,833	1,374,715

Total current assets	7,313,955	6,768,447
Property, plant and equipment, net	3,773,213	3,425,574
Intangible assets	847,198	830,489
Goodwill	13,666,446	13,032,750
Deferred taxes	202,838	188,833
Investment in equity method investees	679,242	644,709
Other assets	451,050	474,452

Total assets	$26,933,942	$25,365,254

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$606,694	$627,828
Accounts payable to related parties	278,355	153,023
Accrued expenses and other current liabilities	2,653,185	2,503,137
Short-term debt	602,494	109,252
Short-term debt from related parties	3,162	19,052
Current portion of long-term debt and capital lease obligations	763,398	664,335
Income tax payable	130,009	72,819

Total current liabilities	5,037,297	4,149,446
Long-term debt and capital lease obligations, less current portion	7,202,545	7,853,487
Other liabilities	658,842	465,625
Pension liabilities	540,267	585,328
Income tax payable	124,576	162,500
Deferred taxes	672,267	624,500

Total liabilities	14,235,794	13,840,886
Noncontrolling interests subject to put provisions and other temporary equity	1,241,088	1,028,368
Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 385,913,972 shares authorized, 307,221,791 issued and 306,221,840 outstanding	379,585	387,162
Treasury stock, at cost	(66,895)	(505,014)
Additional paid-in capital	2,977,972	3,470,308
Retained earnings	8,837,072	7,870,981
Accumulated other comprehensive (loss) income	(1,319,012)	(1,336,295)

Total FMC-AG & Co. KGaA shareholders' equity	10,808,722	9,887,142
Noncontrolling interests not subject to put provisions	648,338	608,858
Total equity	11,457,060	10,496,000

Total liabilities and equity	$26,933,942	$25,365,254

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
For the years ended December 31,
(in thousands)

	2016	2015	2014
Operating Activities:
Net income	$1,548,851	$1,313,149	$1,259,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	775,945	717,322	699,328
Change in deferred taxes, net	(5,628)	(45,452)	113,790
(Gain) loss on sale of fixed assets and investments	(2,317)	(2,318)	2,654
Compensation expense related to stock options	30,176	12,323	8,507
Investments in equity method investees, net	(58,608)	(17,776)	23,123
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(242,289)	(330,960)	(157,411)
Inventories	(66,668)	(301,009)	(85,758)
Prepaid expenses, other current and non-current assets	53,751	47,997	(24,179)
Accounts receivable from related parties	(79,445)	(300)	(118,800)
Accounts payable to related parties	133,653	27,208	113,822
Accounts payable, accrued expenses and other current and non-current liabilities	45,729	548,955	121,424
Income tax payable	6,732	(9,092)	(94,916)

Net cash provided by (used in) operating activities	2,139,882	1,960,047	1,861,392

Investing Activities:
Purchases of property, plant and equipment	(1,029,992)	(952,943)	(931,627)
Proceeds from sale of property, plant and equipment	17,662	17,408	11,673
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(577,581)	(316,810)	(1,779,058)
Proceeds from divestitures	210,584	251,660	8,257

Net cash provided by (used in) investing activities	(1,379,327)	(1,000,685)	(2,690,755)

Financing Activities:
Proceeds from short-term debt	891,266	287,526	197,481
Repayments of short-term debt	(379,119)	(313,872)	(171,889)
Proceeds from short-term debt from related parties	137,588	58,804	303,695
Repayments of short-term debt from related parties	(153,638)	(44,270)	(358,638)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $58,967 in 2014)	2,292	6,035	2,910,611
Repayments of long-term debt and capital lease obligations	(732,874)	(324,855)	(1,647,978)
Increase (decrease) of accounts receivable securitization program	124,000	(290,750)	(9,500)
Proceeds from exercise of stock options, net	49,065	94,166	107,047
Dividends paid	(277,176)	(263,244)	(317,903)
Distributions to noncontrolling interests	(325,762)	(284,474)	(250,271)
Contributions from noncontrolling interests	79,597	67,395	42,356

Net cash provided by (used in) financing activities	(584,761)	(1,007,539)	805,011

Effect of exchange rate changes on cash and cash equivalents	21,939	(36,178)	(24,570)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	197,733	(84,355)	(48,922)
Cash and cash equivalents at beginning of period	549,500	633,855	682,777

Cash and cash equivalents at end of period	$747,233	$549,500	$633,855

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders´ Equity
For the years ended December 31, 2016, 2015 and 2014,
(in thousands, except share data)

	Ordinary Shares		Treasury Stock					Total FMC-AG & Co. KGaA shareholders' equity
							Accumulated Other comprehensive income (loss)		Noncontrolling interests not subject to put provisions
	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings				Total Equity
Balance at December 31, 2013	308,995,730	$382,411	(7,548,951)	$(505,014)	$3,530,337	$6,377,417	$(550,587)	$9,234,564	$250,456	$9,485,020
Proceeds from exercise of options and related tax effects	2,108,521	2,804	—	—	99,182	—	—	101,986	—	101,986
Compensation expense related to stock options	—	—	—	—	8,507	—	—	8,507	—	8,507
Dividends paid	—	—	—	—	—	(317,903)	—	(317,903)	—	(317,903)
Purchase/ sale of noncontrolling interests	—	—	—	—	(2,184)	—	—	(2,184)	322,570	320,386
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(71,054)	(71,054)
Expiration of put provisions and other reclassifications	—	—	—	—	—	—	—	—	4,650	4,650
Changes in fair value of noncontrolling interests subject to put provisions					(89,767)	—	—	(89,767)	—	(89,767)
Net income	—	—	—	—	—	1,045,266	—	1,045,266	80,949	1,126,215
Other comprehensive income (loss)	—	—	—	—	—	—	(537,156)	(537,156)	(2,513)	(539,669)

Comprehensive income	—	—	—	—	—	—	—	508,110	78,436	586,546

Balance at December 31, 2014	311,104,251	$385,215	(7,548,951)	$(505,014)	$3,546,075	$7,104,780	$(1,087,743)	$9,443,313	$585,058	$10,028,371

Proceeds from exercise of options and related tax effects	1,758,820	1,947	—	—	87,065	—	—	89,012	—	89,012
Compensation expense related to stock options	—	—	—	—	12,323	—	—	12,323	—	12,323
Vested subsidiary stock incentive plans	—	—	—	—	(4,613)	—	—	(4,613)	—	(4,613)
Dividends paid	—	—	—	—	—	(263,244)	—	(263,244)	—	(263,244)
Purchase/ sale of noncontrolling interests	—	—	—	—	7,461	—	—	7,461	7,169	14,630
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(100,852)	(100,852)
Expiration of put provisions and other reclassifications	—	—	—	—	—	—	—	—	(5,206)	(5,206)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(178,003)	—	—	(178,003)	—	(178,003)
Net income	—	—	—	—	—	1,029,445	—	1,029,445	124,577	1,154,022
Other comprehensive income (loss)	—	—	—	—	—	—	(248,552)	(248,552)	(1,888)	(250,440)

Comprehensive income	—	—	—	—	—	—	—	780,893	122,689	903,582

Balance at December 31, 2015	312,863,071	$387,162	(7,548,951)	$(505,014)	$3,470,308	$7,870,981	$(1,336,295)	$9,887,142	$608,858	$10,496,000

Proceeds from exercise of options and related tax effects	907,720	1,014	—	—	49,307	—	—	50,321	—	50,321
Compensation expense related to stock options	—	—	—	—	30,176	—	—	30,176	—	30,176
Vested subsidiary stock incentive plans	—	—	—	—	(2,967)	—	—	(2,967)	—	(2,967)
Withdrawal of treasury stock	(6,549,000)	(8,591)	6,549,000	438,119	(429,528)	—	—	—	—	—
Dividends paid	—	—	—	—	—	(277,176)	—	(277,176)	—	(277,176)
Purchase/ sale of noncontrolling interests	—	—	—	—	(1,212)	—	—	(1,212)	13,105	11,893
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(107,354)	(107,354)
Expiration of put provisions and other reclassifications	—	—	—	—	—	—	—	—	9,756	9,756
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(138,112)	—	—	(138,112)	—	(138,112)
Net income	—	—	—	—	—	1,243,267	—	1,243,267	123,482	1,366,749
Other comprehensive income (loss)	—	—	—	—	—	—	17,283	17,283	491	17,774

Comprehensive income	—	—	—	—	—	—	—	1,260,550	123,973	1,384,523

Balance at December 31, 2016	307,221,791	$379,585	(999,951)	$(66,895)	$2,977,972	$8,837,072	$(1,319,012)	$10,808,722	$648,338	$11,457,060

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

1.     The Company and Basis of Presentation

The Company

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company provides dialysis products for the treatment of ESRD, including products manufactured and distributed by the Company such as hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes its other health care services as "Care Coordination." Care Coordination currently includes the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services, non-dialysis laboratory testing services, physician services, hospitalist and intensivist services, health plan services, ambulatory surgery center services and urgent care services, which, together with dialysis care services represent the Company's health care services.

        In these Notes, "FMC-AG & Co. KGaA," or the "Company," "we," "us" or "our" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. "Ordinary shares" refers to the ordinary shares prior to the conversion in 2013 of the Company's preference shares into ordinary shares. Following the conversion, the Company refers to their ordinary shares as "shares," see Note 12 "Shareholders' Equity." The term "North America Segment" refers to the North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see Note 22 "Segment and Corporate Information."

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

        The Company has entered into various arrangements with certain legal entities whereby the entities' equity holders lack the power to direct the activities that most significantly impact the entities' performance, and the obligation to absorb expected losses and receive expected residual returns of the legal entities. In these arrangements, the entities are VIEs in which the Company has been determined to be the primary beneficiary and which therefore have been fully consolidated. During 2016, as a result of the changes arising from the Financial Accounting Standards Board's ("FASB") Accounting Standards Update 2015-02 ("ASU 2015-02"), the Company has reassessed all of its arrangements with joint ventures and other partners. With the adoption of ASU 2015-02, the Company has presented the VIE data below on a retrospective basis which is applied using the VIE entities in place as of December 31, 2016 for 2015 and 2014 utilizing a pro forma presentation to ensure comparability. For further information on the Company's adoption of ASU 2015-02, see 1t) below. In the North America Segment, 111 formerly consolidated VIEs do not follow the variable interest entity guidance any longer, but are consolidated through contractual management agreements. In 2016, 26 VIEs are now consolidated because of newly entered arrangements as well as one entity ceased to be a VIE because the arrangement was dissolved. In the EMEA Segment, one VIE was liquidated. The Company has provided some or all of the following services to VIEs: management, financing or product supply. Consolidated VIEs generated approximately $251,594, $246,983 and $320,254 in revenue in 2016, 2015, and 2014, respectively. At December 31, 2016 and 2015 the Company provided funding to VIEs through loans and accounts receivable of $188,299 and $196,199, respectively. The table below shows the carrying amounts of the assets and liabilities of VIEs at December 31, 2016 and 2015:

	2016	2015
Trade accounts receivable, net	$80,080	$97,326
Other current assets	85,948	80,596
Property, plant and equipment, intangible assets & other non-current assets	57,306	60,155
Goodwill	31,931	31,995
Accounts payable, accrued expenses and other liabilities	191,223	204,126
Non-current loans from related parties	54,301	41,151
Equity	9,741	24,795

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

d)    Property, Plant and Equipment

        Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 5). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 4 to 50 years for buildings and improvements with a weighted average life of 13 years and 3 to 19 years for machinery and equipment with a weighted average

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

life of 10 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2016, 2015, and 2014 was $4,954, $6,082 and $4,285, respectively.

e)    Intangible Assets and Goodwill

        Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, customer relationships and lease agreements are recognized and reported apart from goodwill (see Note 6). Patient relationships however are not reported as separate intangible assets due to the missing contractual basis but are part of goodwill.

        Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives because, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful life which on average is 6 years. Technology is amortized over its useful life of 15 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful life which on average is 10 years. Customer relationships are amortized over their useful life of 10 years. All other intangible assets are amortized over their weighted average useful lives of 7 years. The weighted average useful life of all amortizable intangible assets is 8 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.

        To perform the annual impairment test of goodwill, the Company identified its reporting units and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The reporting units are the North America Segment, EMEA Segment, Asia-Pacific Segment and the Latin America Segment. For the purpose of goodwill impairment testing, all corporate assets and liabilities are allocated to the reporting units.

        In a first step, the Company compares the fair value of a reporting unit to its carrying amount. Fair value is determined using estimated future cash flows for the unit discounted by an after-tax weighted average cost of capital ("WACC") specific to that reporting unit. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In determining discounted cash flows, the Company utilizes for every reporting unit, its three-year budget, projections for years 4 to 10 and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the stability of the Company's business which, results from the non-discretionary nature of the health care services the Company provides, the need for products utilized to provide such services and the availability of government reimbursement for a substantial portion of our services. The reporting units' average revenue growth for the ten year planning period is within a mid single-digit range for the North America Segment, EMEA Segment and the Latin America Segment, whereas for the Asia-Pacific Segment the average revenue growth is in the high single-digits. A substantial portion of the Company's profit is generated in the North America Segment. The Company expects a stable operating income margin with a higher margin in dialysis business compensating a lower margin in Care Coordination. The reporting units' respective expected growth rates for the period beyond ten years are: North America Segment 1%, EMEA Segment 0%, Asia-Pacific Segment 4% and Latin America Segment 3.5%. The discount factor is determined by the WACC of the respective reporting unit. The Company's WACC consisted of a basic rate of 5.14% for 2016. The basic rate is then adjusted by a country-specific risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions, until they are appropriately integrated, within each reporting unit. In 2016, WACCs for the reporting units ranged from 5.12% to 15.88%.

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

        A portion of product revenues outside the North America Segment is generated from arrangements which give the customer, typically a healthcare provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. If the right to use the machine is conveyed through an operating lease, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables with revenue for the use of dialysis machines recognized over the term of the lease contract. If the lease of the machines is a sales type lease, ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for sales type leases.

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

        The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax credits and tax loss carryforwards. Deferred tax assets and liabilities are measured using the respective countries enacted tax rates to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets to the amount more likely than not to be realized (see Note 16).

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

l)    Debt Issuance Costs

        Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see Note 9).

m)    Self-insurance Programs

        Under the Company's insurance programs for professional, product and general liability, auto liability and worker's compensation claims and medical malpractice claims, the Company's largest subsidiary is partially self-insured for professional liability claims. For all other coverage, the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        Revenues which were earned and subject to regulations under Medicare and Medicaid, governmental healthcare programs administered by the United States government, were approximately 32% in 2016 and 2015, and 31% in 2014 of the Company's worldwide revenues.

        No single debtor other than U.S. Medicare and Medicaid accounted for more than 5% of total trade accounts receivable in any of these years. Trade accounts receivable outside the North America Segment are, for a large part, due from government or government-sponsored organizations that are established in the various countries within which the Company operates. Amounts pending approval from third party payors represent less than 3% at December 31, 2016.

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

p)    Earnings Per Share

        Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on shares that would have been outstanding during the years presented had the dilutive instruments been issued.

        Equity-settled awards granted under the Company's stock incentive plans (see Note 15), are potentially dilutive equity instruments.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

s)    Share-based Plans

        The grant date fair value of stock options and convertible equity instruments that are settled by delivering equity-instruments granted to the Management Board and executive employees of the group entities by FMC-AG & Co. KGaA is measured using the binominal option pricing model and recognized as expense over the vesting period of the stock option plans. For certain exceptions a shorter vesting period may apply after which the stock options will not forfeit in any way. In such cases the vesting period is shortened accordingly.

        The balance sheet date fair value of cash-settled phantom stocks granted to the Management Board and executive employees of the Company is calculated using the binominal option pricing model. The corresponding liability based on the balance sheet date fair value is accrued over the vesting period of the phantom stock plans. For certain exceptions a shorter vesting period may apply after which the phantom stocks will not forfeit in any way. In such cases the vesting period is shortened accordingly.

        The balance sheet date fair value of cash-settled performance shares granted to the Management Board and executive employees of the Company is calculated using the Monte Carlo pricing model. The corresponding liability based on the balance sheet date fair value is accrued over the vesting period of the performance share plan. For certain exceptions a shorter vesting period may apply after which the performance shares will not forfeit in any way. In such cases the vesting period is shortened accordingly.

        Two of the Company's subsidiaries are authorized to issue Incentive Units (see Note 15). The balance sheet date fair value of the awards under the subsidiary stock incentive plans, whereby Incentive Units are issued by certain of the Company's subsidiaries, is calculated using the Monte Carlo pricing model. The corresponding liability is accrued over the vesting period of the Incentive Units.

t)    Recent Pronouncements

Recently Implemented Accounting Pronouncements

        On February 18, 2015, FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which focuses on clarifying guidance related to the evaluation of various types of legal entities such as limited partnerships, limited liability corporations and certain security transactions for consolidation. The update is effective for fiscal years beginning after December 15, 2015, and for interim periods within fiscal years beginning after December 15, 2015. The Company has implemented ASU 2015-02 on a retrospective basis which is applied using the VIE entities in place as of December 31, 2016 for 2015 and 2014 utilizing a pro forma presentation to ensure comparability. These types of legal entities are predominantly utilized in the U.S. The consolidation disclosures in "a) Principles of Consolidation" above were amended in relation to this ASU.

        On November 20, 2015, FASB issued Accounting Standards Update 2015-17 ("ASU 2015-17") Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which focuses on reducing the complexity of classifying deferred taxes on the balance sheet. ASU 2015-17 eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and non-current in a classified balance sheet and requires the classification of all deferred tax assets and liabilities as non-current. The update is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The Company adopted this ASU as of March 31, 2016. In accordance with ASU 2015-17, deferred taxes recorded as of December 31, 2015 within current assets and liabilities have been reclassified to non-current assets and liabilities in the amount of $216,127 and $36,399, respectively. As a result of deferred tax netting, non-current assets and liabilities were then adjusted in the amount of $168,232.

        The Company has prepared its consolidated financial statements in accordance with U.S. GAAP for the periods presented in these Notes. The discussion below regarding accounting standards not yet adopted does not apply beyond the fiscal year 2016. Starting on January 1, 2017, the Company will prepare its consolidated financial statements in accordance with International Financial Reporting Standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Recent Accounting Pronouncements Not Yet Adopted

        On May 28, 2014, the FASB issued Accounting Standards Update 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers, Topic 606. Simultaneously, the IASB published its equivalent revenue standard, "IFRS 15," Revenue from Contracts with Customers. The standards are the result of a convergence project between FASB and the IASB. This update specifies how and when companies reporting under U.S. GAAP will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. ASU 2014-09 supersedes some guidance included in topic 605, Revenue Recognition, some guidance within the scope of Topic 360, Property, Plant, and Equipment, and some guidance within the scope of Topic 350, Intangibles – Goodwill and Other. This ASU applies to nearly all contracts with customers, unless those contracts are within the scope of other standards (for example, lease contracts or insurance contracts). With the issuance of Accounting Standards Update 2015-14 ("ASU 2015-14"), Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date on August 12, 2015, the effective date of ASU 2014-09 for public business entities, among others, was deferred from fiscal years and interim periods within those years beginning after December 15, 2016 to fiscal years and interim periods within those years beginning after December 15, 2017. Earlier adoption is permitted. There will be no impact from ASU 2014-09; however, the Company is currently evaluating the impact of IFRS 15, in conjunction with all amendments to the standard, on its consolidated financial statements. Based on the Company's evaluation, it expects differences to the current accounting mainly with regard to the calculation of the transaction price for health care services provided. IFRS 15 requires the consideration of implicit price concessions when determining the transaction price. This will lead to a corresponding decrease of revenues from health care services and thus will no longer be included in selling, general and administrative expenses as an allowance for doubtful accounts. The first analysis of this issue showed a decrease of revenue by approximately 2 - 3% without any effect on net income. A more detailed quantification of the impact of IFRS 15 is not yet possible. The Company is also evaluating accounting policy options and transition methods of IFRS 15.

        On February 25, 2016, FASB issued Accounting Standards Update 2016-02 ("ASU 2016-02") Leases (Subtopic 842). ASU 2016-02 is expected to increase transparency and comparability by recognizing lease assets and lease liabilities from lessees on the balance sheet and disclosing key information about leasing arrangements in the financial statements. The lessor accounting is largely unchanged. The updates are effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early applications of the amendments in these updates are permitted. There will be no impact from ASU 2016-02; however, the IASB issued IFRS 16, Leases, which supersedes the current standard on lease-accounting, IAS 17, as well as the interpretations IFRIC 4, SIC-15 and SIC-27. The Company expects a balance sheet extension due to the "on balance sheet" recognition of right of use assets and liabilities for agreed lease payment obligations related to certain leased clinics and buildings which are currently classified as operating leases. Based on a first impact analysis as of December 31, 2015, using certain assumptions and simplifications, the Company expects a financial debt increase of approximately €4,000,000. Referring to the consolidated statement of income, the Company expects an EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) as well as operating income improvement due to the separation of rent expenses in depreciation and interest expenses but without effect on the cash outflows. The Leverage Ratio (debt/EBITDA ratio – financial debt is compared to EBITDA adjusted for acquisitions made within the reporting period with a purchase price above a $50,000 threshold as defined in the Amended 2012 Credit Agreement (the "Amended 2012 Credit Agreement", see Note 9 below) and non-cash charges) will increase by about 0.5. The impact on the Company will depend on the contract portfolio at the effective date, as well as the transition method. The Company expects to apply the modified retrospective method after review of the analysis performed. Currently, the Company is evaluating optional exceptions of IFRS 16.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        On January 5, 2016, FASB issued Accounting Standards Update 2016-01 ("ASU 2016-01") Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 focuses on improving the recognition and measurement of financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 affects the accounting treatment and disclosures related to financial instruments and equity instruments. The update is effective for fiscal years and interim periods within those years beginning after December 15, 2017. Earlier adoption is generally not permitted. On June 16, 2016, FASB issued Accounting Standards Update 2016-13 ("ASU 2016-13") Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale financial assets. For Securities and Exchange Commission filers, these updates are effective for fiscal years and interim periods within those years beginning after December 15, 2019. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. There will be no impact from ASU 2016-01 or ASU 2016-13; however, in July 2014, the IASB issued a new version of IFRS 9, Financial Instruments. This IFRS 9 version is considered the final and complete version, which replaces IAS 39 upon application of IFRS 9. IFRS 9 includes all prior guidance on the classification and measurement of financial assets and financial liabilities as well as hedge accounting and introduces requirements for impairment of financial instruments as well as modified requirements for the measurement categories of financial assets. The Company concluded that IFRS 9 will not be adopted early and is currently evaluating the impact on its consolidated financial statements. In accordance with IAS 39, the majority of the non-derivative financial assets are measured at amortized costs. The analysis on the business model and the contractual cash flow characteristics of each instrument is still ongoing. The requirements on the classification and measurement of non-derivative financial liabilities have not significantly changed. The Company anticipates a limited impact on its consolidated financial statements. Derivatives not designated as hedging instruments will continue to be classified and measured at fair value through profit and loss. Further, the Company intends to implement the simplified method to determine the provisions for risks from trade accounts receivable, receivables from lease contracts and capitalized contract costs according to IFRS 15. A quantification of the impact is not yet possible. Based on currently available information, derivative financial instruments presently designated as hedging instruments are also qualified for hedge accounting according to the requirements of IFRS 9. The Company is also evaluating accounting policy choices and transition methods of IFRS 9.

2.     Related Party Transactions

        Fresenius SE is the Company's largest shareholder and owns 30.82% of the Company's outstanding shares, excluding treasury shares held by the Company, at December 31, 2016. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service Agreements, Lease Agreements and Products

        The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1-5 years and are renegotiated on an as needed basis when the agreement comes due. The Company

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

provides administrative services to one of its equity method investees. In 2015, the Company also performed marketing and distribution services for certain of its equity method investees.

        The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases were re-negotiated and revised upon expiration at the end of 2016. These new lease agreements began on January 1, 2017 and expire on December 31, 2026. Certain of the office lease contracts are commercially agreed but pending formal approval by the supervisory board of Fresenius SE. The Company expects formal approval of these contracts to be granted in the first quarter of 2017 with an effective date of January 1, 2017. Based upon an appraisal, the rents under the leases represent fair market value for such properties. As of December 31, 2016 and 2015, future minimum rental payments under non-cancelable operating leases with Fresenius SE were $18,022, including amounts pending formal approval above through September 2017, and $24,224 as well as $128,436 and $16,215 with other Fresenius SE affiliates, respectively. These minimum rental payments are included within the amounts disclosed in Note 17.

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

        In December 2010, the Company formed a renal pharmaceutical company with Galenica Ltd., named Vifor Fresenius Medical Care Renal Pharma Ltd. ("VFMCRP"), an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service Agreements, Lease Agreements and Products
	For the year ended December 31, 2016		For the year ended December 31, 2015		For the year ended December 31, 2014		December 31, 2016		December 31, 2015
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts Receivables	Accounts Payables	Accounts Receivables	Accounts Payables
Service Agreements(1)
Fresenius SE	431	22,381	254	20,262	380	21,788	139	54	422	3,185
Fresenius SE affiliates	3,068	82,003	8,162	75,900	7,956	72,256	867	3,011	2,104	4,079
Equity method investees	19,457	—	23,369	—	17,911	—	2,641	—	10,180	—

Total	$22,956	$104,384	$31,785	$96,162	$26,247	$94,044	$3,647	$3,065	$12,706	$7,264

Lease Agreements
Fresenius SE	—	10,488	—	9,621	—	10,554	—	—	—	—
Fresenius SE affiliates	—	15,183	—	14,660	—	17,389	—	—	—	—

Total	$—	$25,671	$—	$24,281	$—	$27,943	$—	$—	$—	$—

Products
Fresenius SE	2	—	5	—	1	—	—	—	—	—
Fresenius SE affiliates	25,846	48,028	25,920	37,166	63,917	44,754	8,378	5,046	8,774	3,768
Equity method investees	—	$410,927	$—	$275,340	$—	$27,584	$—	$58,322	$—	$8,253

Total	$25,848	$458,955	$25,925	$312,506	$63,918	$72,338	$8,378	$63,368	$8,774	$12,021

(1)
In addition to the above shown Accounts Payables Accrued Expenses for Service Agreements with related parties amounted to $3,541, $596 and $314 at December 31, 2016, 2015 and 2014 respectively.

b)    Financing

        The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2016 and December 31, 2015, the Company had accounts receivables from Fresenius SE related to short-term financing in the amount of $208,589 and $131,252, respectively. As of December 31, 2016 and December 31, 2015, the Company had accounts payables to Fresenius SE related to short-term financing in the amount of $196,431 and $115,932, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate for the respective currencies.

        On August 19, 2009, the Company borrowed €1,500 ($1,581 at December 31, 2016 and $1,633 at December 31, 2015) from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2017 with an interest rate of 1.054%. On November 28, 2013, the Company borrowed an additional €1,500 ($1,581 at December 31, 2016 and $1,633 at December 31, 2015) with an interest rate of 1.875% from the General Partner. This loan is due on November 24, 2017 with an interest rate of 1.021%.

        The Company provided unsecured term loans to one of its equity method investees during 2015 and 2016 in the amount of CHF 78,416 ($79,618 based upon the average exchange rate for the twelve months ended December 31, 2016). These loans were repaid in full during the first half of 2016. The loans were entered into in order to fund the 2015 sale of European marketing rights for certain renal pharmaceuticals to the same equity method investee as well as to finance the investee's payments for license and distribution agreements. These marketing rights were sold to this equity method investee in 2015 which resulted in a gain of approximately $11,137, after tax.

        On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500 at an interest rate of 2.5366%. This loan was repaid in full on June 12, 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        At December 31, 2016 and December 31, 2015, a subsidiary of Fresenius SE held unsecured Senior Notes issued by the Company in the amount of €8,300 and €8,300 ($8,749 at December 31, 2016 and $9,036 at December 31, 2015), respectively. The Senior Notes were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually. For further information on these Senior Notes, see Note 9. "Long-Term Debt and Capital Lease Obligations – Senior Notes".

        On December 31, 2016 the Company provided a cash advance to Fresenius SE in the amount of €36,245 ($38,206 at December 31, 2016) on an unsecured basis at an interest rate of 0.771% which was repaid on January 2, 2017. On December 31, 2015 the Company borrowed from Fresenius SE in the amount of €14,500 ($15,786 at December 31, 2015) at an interest rate of 0.970%. For further information on these loan agreements, see Note 8. "Short-Term Debt and Short-Term Debt from Related Parties – Short-Term Debt from Related Parties."

c)    Key Management Personnel

        Due to the legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

        The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was $22,663, $16,940 and $25,511, respectively, for its management services during 2016, 2015 and 2014 and included an annual fee of $133, $133 and $159, respectively, as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner's share capital (€3,000 as of December 31, 2016). As of December 31, 2016 and December 31, 2015, the Company had accounts receivable from the General Partner in the amount of $183 and $486, respectively. As of December 31, 2016 and December 31, 2015, the Company had accounts payable to the General Partner in the amount of $15,491 and $17,806, respectively.

        The Chairman of the Company's Supervisory Board is also the Chairman of the supervisory board of Fresenius SE and of the general partner of Fresenius SE. He is also a member of the supervisory board of the Company's General Partner.

        The Vice Chairman of the Company's Supervisory Board is a member of the supervisory board of the general partner of Fresenius SE and Vice Chairman of the supervisory board of the Company's General Partner. He is also Chairman of the Advisory Board of a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He is also a partner in a law firm which provided services to the Company and certain of its subsidiaries. The Company incurred expenses in the amount of $1,392, $958, and $1,957 for these services during 2016, 2015 and 2014, respectively. Four of the six members of the Company's Supervisory Board, including the Chairman and Vice Chairman, are also members of the supervisory board of the Company's General Partner.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

3.     Inventories

        At December 31, 2016 and December 31, 2015, inventories consisted of the following:

	2016	2015
Finished goods	$724,814	$670,291
Health care supplies	381,908	395,342
Raw materials and purchased components	225,879	206,525
Work in process	77,233	68,593

Inventories	$1,409,834	$1,340,751

        Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $442,024 of materials, of which $213,338 is committed at December 31, 2016 for 2017. The terms of these agreements run 1 to 5 years.

4.     Prepaid Expenses and Other Current Assets

        At December 31, 2016 and 2015, prepaid expenses and other current assets consisted of the following:

	2016	2015
Available for sale financial assets(1)	$264,310	$271,952
Insurance recoveries	220,000	220,000
Cost report receivable from Medicare and Medicaid	126,655	109,311
Payments on account	88,549	37,016
Other taxes receivable	79,833	69,684
Other deferred charges	68,648	63,210
Leases receivable	57,483	53,117
Prepaid rent	57,394	51,651
Income taxes receivable	54,959	131,396
Receivables for supplier rebates	50,168	48,625
Derivatives	41,913	27,021
Amounts due from managed locations	28,863	20,888
Prepaid insurance	17,491	21,848
Deposit / Guarantee / Security	15,913	15,276
Other	239,654	233,720

Total prepaid expenses and other current assets	$1,411,833	$1,374,715

(1)
The impact on the Consolidated Statements of Income and the Consolidated Statements of Shareholders' Equity is not material.

        The item "Insurance recoveries" includes the recognized amount in relation to the NaturaLyte® and GranuFlo® agreement in principle, which partially offsets the accrued settlement amount recorded in Accrued Expenses and Other Current Liabilities (see Note 7). For further information, see Note 18 "Commitments and Contingencies – Commercial Litigation".

        The item "Other" in the table above primarily includes loans to customers, receivables from employees and notes receivables.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

5.     Property, Plant and Equipment

        At December 31, 2016 and 2015, property, plant and equipment consisted of the following:

	2016	2015
Land	$68,560	$65,076
Buildings and improvements	3,159,699	2,758,018
Machinery and equipment	4,379,553	4,070,878
Machinery, equipment and rental equipment under capitalized leases	88,079	69,179
Construction in progress	466,217	445,431

	8,162,108	7,408,582
Accumulated depreciation	(4,388,895)	(3,983,008)

Property, plant and equipment, net	$3,773,213	$3,425,574

        Depreciation expense for property, plant and equipment amounted to $657,518, $606,964 and $600,845 for the years ended December 31, 2016, 2015, and 2014, respectively.

        Included in machinery and equipment at December 31, 2016 and 2015 were $670,258 and $628,140, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

        Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $43,198 and $32,339 at December 31, 2016 and 2015, respectively.

6.     Intangible Assets and Goodwill

        At December 31, 2016 and 2015, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	2016		2015
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Assets
Non-compete agreements	$360,938	$(292,980)	$346,186	$(273,220)
Technology	176,893	(64,440)	106,510	(57,821)
Licenses and distribution agreements	192,747	(121,152)	193,280	(112,167)
Customer Relationships	261,766	(62,910)	262,754	(35,347)
Self-developed software	153,826	(88,729)	140,914	(72,797)
Other	389,125	(289,697)	357,065	(264,621)
Construction in progress	18,873	—	23,333	—

	$1,554,168	$(919,908)	$1,430,042	$(815,973)

        The increase in technology intangible assets was primarily driven by the purchase of a medical technology company focusing on the treatment of lung and cardiac failure in 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        At December 31, 2016 and 2015 the carrying value of non-amortizable intangible assets other than goodwill consisted of the following:

	2016	2015
	Carrying Amount	Carrying Amount
Non-amortizable Intangible Assets
Tradename	$209,441	$209,404
Management contracts	3,497	7,016

	$212,938	$216,420

Total Intangible Assets	$847,198	$830,489

        The amortization on intangible assets amounted to $118,427, $110,359 and $98,483 for the years ended December 31, 2016, 2015, and 2014, respectively. The table shows the estimated amortization expense of these assets for the following five years.

Estimated Amortization Expense
2017	$117,315

2018	$111,578

2019	$109,232

2020	$101,705

2021	$98,582

Goodwill

        Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. The Company's acquisitions consisted primarily of the purchase of clinics in the normal course of operations in 2016 and 2015 as well as the purchase of a medical technology company focusing on the treatment of lung and cardiac failure in 2016 and the purchase of a distributor in the Asia-Pacific Segment in 2015. The changes to goodwill in 2016 and 2015 are as follows:

	North America Segment	EMEA Segment	Asia- Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
Balance as of December 31, 2014	$11,180,954	$1,018,881	$365,351	$100,824	$12,666,010	$416,170	$13,082,180
Goodwill acquired, net of divestitures	43,186	52,484	22,247	(1,018)	116,899	—	116,899
Reclassifications	—	4,867	(2,774)	—	2,093	(2,093)	—
Foreign Currency Translation Adjustment	(561)	(132,260)	(11,250)	(20,531)	(164,602)	(1,727)	(166,329)

Balance as of December 31, 2015	$11,223,579	$943,972	$373,574	$79,275	$12,620,400	$412,350	$13,032,750

Goodwill acquired, net of divestitures	292,138	314,463	15,152	9,624	631,377	17,206	648,583
Reclassifications	3,163	—	—	—	3,163	—	3,163
Foreign Currency Translation Adjustment	(341)	(20,331)	(825)	5,377	(16,120)	(1,930)	(18,050)

Balance as of December 31, 2016	$11,518,539	$1,238,104	$387,901	$94,276	$13,238,820	$427,626	$13,666,446

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

7.     Accrued Expenses and Other Current Liabilities

        At December 31, 2016 and 2015, accrued expenses and other current liabilities consisted of the following:

	2016	2015
Accrued salaries, wages and incentive plan compensations	$743,772	$664,996
Unapplied cash and receivable credits	411,495	395,817
Accrued settlement	280,000	280,000
Accrued self-insurance	263,484	225,845
Accrued operating expenses	190,364	236,286
Lease obligations	122,402	105,469
Accrued interest	113,571	121,348
Withholding tax and VAT	93,777	84,918
Accrued variable payments outstanding for acquisitions	82,559	52,370
Derivatives	26,897	11,614
Other	324,864	324,474

Total accrued expenses and other current liabilities	$2,653,185	$2,503,137

        The item "Accrued settlement" includes accruals related to our NaturaLyte® and GranuFlo® agreement in principle, partially offset by insurance recoveries recorded in Prepaid Expenses and Other Current Assets (see Note 4). For further information, see Note 18 "Commitments and Contingencies – Commercial Litigation".

        The item "Other" in the table above includes accruals for legal and compliance costs, deferred income, commissions, bonuses and rebates, short-term position of pension liabilities and physician compensation.

8.     Short-term Debt and Short-term Debt from Related Parties

        At December 31, 2016 and December 31, 2015, short-term debt and short-term debt from related parties consisted of the following:

	2016	2015
Borrowings under lines of credit	$93,829	$109,230
Commercial Paper Program	501,662	—
Other	7,003	22

Short-term debt	$602,494	$109,252
Short-term debt from related parties (see Note 2.b)	3,162	19,052

Short-term debt and short-term debt from related parties	$605,656	$128,304

Borrowings Under Lines of Credit and Further Availabilities

        Borrowings under lines of credit in the amount of $93,829 and $109,230 at December 31, 2016 and 2015, respectively, represented amounts borrowed by the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2016 and 2015 were 6.49% and 6.38%, respectively.

        Excluding amounts available under the Amended 2012 Credit Agreement, at December 31, 2016 and 2015, the Company had $242,407 and $222,888 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company's subsidiary that is party to the agreement or may require the Company's guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2016 and 2015, cash and borrowings under lines of credit in the amount of $343,094 and $48,277 were offset under this cash management system.

Commercial Paper Program

        Commercial paper programs are flexible financing instruments to obtain short-term funding on the money market. Typically, commercial paper maturities range from a few days up to under two years. The Company established a commercial paper program on January 19, 2016 under which short-term notes of up to €1,000,000 ($1,054,100) can be issued. At December 31, 2016, the outstanding commercial paper amounted to €476,000 ($501,752 at December 31, 2016).

Other

        At December 31, 2016 and 2015, the Company had $7,003 and $22 of other debt which was mainly related to fixed payments outstanding for acquisitions.

Short-term Debt from Related Parties

        The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or its subsidiaries may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on October 30, 2017. The interest on the advance(s) will be at a fluctuating rate per annum equal to LIBOR or EURIBOR as applicable plus an applicable margin. Advances can be repaid and reborrowed. At December 31, 2016, there were no advances from Fresenius SE under this facility. At December 31, 2015, the Company borrowed from Fresenius SE in the amount of €14,500 ($15,786 at December 31, 2015). For further information on short-term debt from related parties, see Note 2 b).

9.     Long-term Debt and Capital Lease Obligations

        As of December 31, 2016 and December 31, 2015, long-term debt and capital lease obligations consisted of the following:

	2016	2015
Amended 2012 Credit Agreement	$2,365,522	$2,611,580
Senior Notes	4,923,476	5,325,618
Convertible Bonds	401,333	407,705
Accounts Receivable Facility	173,965	50,185
Capital lease obligations	46,143	40,621
Other	55,504	82,113

Long-term debt and capital lease obligations	$7,965,943	$8,517,822
Less current portion	(763,398)	(664,335)

Long-term debt and capital lease obligations, less current portion	$7,202,545	$7,853,487

        The Company's long-term debt as of December 31, 2016, all of which ranks equally in rights of payment, are described as follows:

Amended 2012 Credit Agreement

        The Company originally entered into a syndicated credit facility of $3,850,000 and a 5 year period (the "2012 Credit Agreement") with a large group of banks and institutional investors (collectively, the "Lenders") on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 (approximately $3,800,000 as of December 31,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

2016 due to quarterly repayments and currency effects) and extend the term for an additional two years until October 30, 2019.

        As of December 31, 2016, the Amended 2012 Credit Agreement consists of:

  •
  A revolving credit facility of approximately $1,400,000 comprising a $1,000,000 revolving facility and a €400,000 revolving facility, which will be due and payable on October 30, 2019.

  •
  A term loan facility of $2,100,000, also scheduled to mature on October 30, 2019. Quarterly repayments of $50,000 began in January 2015 with the remaining balance outstanding due October 30, 2019.

  •
  A term loan facility of €252,000 scheduled to mature on October 30, 2019. Quarterly repayments of €6,000 began in January 2015 with the remaining balance outstanding due October 30, 2019.

        Interest on the credit facilities is, at the Company's option, at a rate equal to either (i) LIBOR or EURIBOR (as applicable) plus an applicable margin or (ii) the Base Rate as defined in the Amended 2012 Credit Agreement plus an applicable margin. At December 31, 2016 and 2015, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 2.15% and 1.72%, respectively. At December 31, 2016 and 2015, the euro-denominated tranche had an interest rate of 1.25% and 1.38%, respectively.

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

        The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness, investments, and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Company is required to comply with a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents held by the Consolidated Group to consolidated EBITDA). Additionally, the Amended 2012 Credit Agreement provides for a limitation on dividends, share buy-backs and similar payments. Dividends to be paid are subject to an annual basket, which is €440,000 ($463,804 at December 31, 2016) for 2017, and will increase in subsequent years. Additional dividends and other restricted payments may be made subject to the maintenance of a maximum leverage ratio.

        In default, the outstanding balance under the Amended 2012 Credit Agreement becomes immediately due and payable at the option of the Lenders.

        The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2016 and 2015:

	Maximum Amount Available 2016		Balance Outstanding 2016(1)
Revolving Credit USD	$1,000,000	$1,000,000	$10,187	$10,187
Revolving Credit EUR	€400,000	$421,640	€—	$—
USD Term Loan	$2,100,000	$2,100,000	$2,100,000	$2,100,000
EUR Term Loan	€252,000	$265,633	€252,000	$265,633

		$3,787,273		$2,375,820

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	Maximum Amount Available 2015		Balance Outstanding 2015(1)
Revolving Credit USD	$1,000,000	$1,000,000	$25,110	$25,110
Revolving Credit EUR	€400,000	$435,480	€—	$—
USD Term Loan	$2,300,000	$2,300,000	$2,300,000	$2,300,000
EUR Term Loan	€276,000	$300,481	€276,000	$300,481

		$4,035,961		$2,625,591

(1)
Amounts shown are excluding debt issuance costs.

        At December 31, 2016 and 2015, the Company had letters of credit outstanding in the amount of $3,550 and $3,600, respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the applicable revolving credit facility.

Senior Notes

        At December 31, 2016 and 2015, the Company's Senior Notes consisted of the following:

Issuer/Transaction	Face Amount	Maturity	Coupon	Book Value 2016	Book Value 2015
FMC Finance VI S.A. 2010	€250,000	July 15, 2016	5.50%	$—	$271,409
FMC Finance VIII S.A. 2011(1)	€100,000	October 15, 2016	3.21%	$—	$108,735
FMC US Finance, Inc. 2007	$500,000	July 15, 2017	6 7/8%	$499,098	$497,363
FMC Finance VIII S.A. 2011	€400,000	September 15, 2018	6.50%	$418,665	$430,600
FMC US Finance II, Inc. 2011	$400,000	September 15, 2018	6.50%	$397,275	$395,678
FMC US Finance II, Inc. 2012	$800,000	July 31, 2019	5.625%	$797,560	$796,505
FMC Finance VIII S.A. 2012	€250,000	July 31, 2019	5.25%	$262,464	$270,655
FMC US Finance II, Inc. 2014	$500,000	October 15, 2020	4.125%	$496,798	$495,944
FMC US Finance, Inc. 2011	$650,000	February 15, 2021	5.75%	$643,708	$642,167
FMC Finance VII S.A. 2011	€300,000	February 15, 2021	5.25%	$314,235	$324,045
FMC US Finance II, Inc. 2012	$700,000	January 31, 2022	5.875%	$696,834	$696,086
FMC US Finance II, Inc. 2014	$400,000	October 15, 2024	4.75%	$396,839	$396,431

				$4,923,476	$5,325,618

(1)
This note carried a variable interest rate which was 3.21% at the last interest fixing.

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

        The Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. At December 31, 2016, the Company was in compliance with all of its covenants under the Senior Notes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Convertible Bonds

        On September 19, 2014, the Company issued €400,000 ($514,080 at issuance) principal amount of equity-neutral convertible bonds (the "Convertible Bonds") which have a coupon of 1.125% and are due on January 31, 2020. The bonds were issued at par. The current conversion price is €73.6054. Beginning November 2017, bond holders can exercise the conversion rights embedded in the bonds at certain dates. In order to fully offset the economic exposure from the conversion feature, the Company purchased call options on its shares ("Share Options"). Any increase of the Company's share price above the conversion price would be offset by a corresponding value increase of the Share Options. The Company will amortize the remaining cost of these options and various other offering costs over the life of these bonds in the amount of €19,265 ($20,307 at December 31, 2016), effectively increasing the total interest rate to 2.611%. The Convertible Bonds are jointly and severally guaranteed by FMCH and D-GmbH.

Accounts Receivable Facility

        The Company refinanced the Accounts Receivable Facility on December 6, 2016 for a term expiring on December 6, 2019 with the available borrowings of $800,000.

        The following table shows the available and outstanding amounts under the Accounts Receivable Facility at December 31, 2016 and December 31, 2015.

	Maximum Amount Available(1)		Balance Outstanding(2)
	2016	2015	2016	2015
Accounts Receivable Facility	$800,000	$800,000	$175,000	$51,000

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

        The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $15,647 at December 31, 2016 and $16,622 at December 31, 2015. These letters of credit are not included above as part of the balance outstanding at December 31, 2016 and 2015; however, they reduce available borrowings under the Accounts Receivable Facility.

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

        NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. At December 31, 2016 and 2015, the interest rate was 1.00% and 0.89%, respectively. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

        At December 31, 2016 and 2015, in conjunction with certain acquisitions and investments, the Company had fixed payments outstanding for acquisitions totaling approximately $25,895 and $4,115, respectively, of which $16,073 and $2,597, respectively, were classified as the current portion of long-term debt.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Annual Payments

        Aggregate annual payments applicable to the Amended 2012 Credit Agreement, Senior Notes, the Convertible Bonds, the Accounts Receivable Facility, capital leases and other borrowings for the five years subsequent to December 31, 2016 and thereafter are:

2017	$764,300
2018	1,064,456
2019	3,178,459
2020	930,017
2021	972,874
Thereafter	1,115,424

$8,025,530

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

        Upon retirement under defined benefit plans, the Company is required to pay defined benefits to former employees when the defined benefits become due. Defined benefit plans may be funded or unfunded. The Company has five major defined benefit plans, one funded plan in the U.S. and one in France as well as one unfunded plan in Germany and two in France.

        Starting 2016, the defined benefit plans in France were transferred from "Benefit plans offered by other subsidiaries" to the detailed reconciliations of the funded status and the plan assets, retrospectively for 2015. The adjustment of the benefit obligation at the beginning of 2015 has been implemented through the position "Other adjustments."

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

Defined Benefit Pension Plans

        During the first quarter of 2002 FMCH, the Company's U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes to the plan covering United States employees at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2016, FMCH's minimum funding requirement was $9,600. In addition to the compulsory contributions, the Company voluntarily provided $100,965 to the defined benefit plan of which $100,000 was contributed in the third quarter of 2016. Expected funding for 2017 is $1,180.

        The benefit obligation for all defined benefit plans at December 31, 2016, was $855,861 (2015: $822,626) which consists of the gross benefit obligation of $438,235 (2015: $477,667) for the U.S. plan and of $4,231 (2015: $4,063) for the French plan, which are funded by plan assets, and the benefit obligation of $404,779 (2015: $333,320) for the German unfunded plan and $8,616 (2015: $7,576) for the two French unfunded plans.

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

	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of year	$822,626	$877,722
Foreign currency translation	(15,151)	(40,646)
Other Adjustments	—	11,772
Service cost	25,335	25,825
Interest cost	29,330	28,016
Amendments	—	(410)
Transfer of plan participants	31	(102)
Actuarial (gain) loss	36,757	(56,250)
Benefits paid	(34,008)	(23,163)
Curtailments and settlements	(9,059)	(138)

	$855,861	$822,626

Change in plan assets:
Fair value of plan assets at beginning of year	$260,260	$270,858
Foreign currency translation	(3)	—
Other Adjustments	—	102
Actual return on plan assets	13,225	(11,158)
Employer contributions	110,565	20,098
Benefits paid	(30,707)	(19,640)
Settlements	(9,005)	—

Fair value of plan assets at end of year	344,335	260,260

Funded status at end of year	$511,526	$562,366

Benefit plans offered by other subsidiaries	$35,550	$30,059

Net Pension Liability	$547,076	$592,425

        Benefit plans offered by the U.S., Germany and France contain a pension liability of $511,526 and $562,366 at December 31, 2016 and 2015, respectively. The pension liability consists of a current portion of $4,726 (2015: $4,393) which is recognized as a current liability in the line item "Accrued expenses and other current liabilities" in the balance sheet. The non-current portion of $506,800 (2015: $557,973) is recorded

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

as non-current pension liability in the balance sheet. Approximately 74% of the beneficiaries are located in the U.S. and 6% in France with the majority of the remaining 20% located in Germany.

        The accumulated benefit obligation for all defined benefit pension plans with an obligation in excess of plan assets was $780,820 and $759,171 at December 31, 2016 and 2015, respectively; the related plan assets had a fair value of $344,335 and $260,260 at December 31, 2016 and 2015, respectively.

        Benefit plans offered by other subsidiaries outside of the U.S., Germany and France contain separate benefit obligations. The total net pension liability for these other plans was $35,550 and $30,059 at December 31, 2016 and 2015 respectively and consists of a pension asset of $0 (2015: $61) recognized as "Other non-current assets and notes receivables" and a current pension liability of $2,083 (2015: $2,765), which is recognized as a current liability in the line item "Accrued expenses and other current liabilities". The non-current pension liability of $33,467 (2015: $27,355) for these plans is recorded as "non-current pension liability" in the balance sheet.

        At December 31, 2016 the weighted average duration of the defined benefit obligation was 19 years (2015: 18 years).

        The table below reflects pre-tax effects of actuarial losses (gains) in other comprehensive income ("OCI") relating to pension liabilities. At December 31, 2016, there are no cumulative effects of prior service costs included in other comprehensive income.

Actuarial (gains) losses
Actuarial (gains) losses recognized in OCI at December 31, 2013	$222,967
Actuarial (gain) loss for the year	253,969
Prior Service Costs (Credit)	(17,147)
Amortization of unrealized losses	(21,661)

Actuarial (gains) losses recognized in OCI at December 31, 2014	$438,128

Actuarial (gain) loss for the year	(28,687)
Other Adjustments	1,167
Prior Service Costs (Credit)	(503)
Amortization of unrealized losses	(34,625)
Foreign currency translation	(19,186)

Actuarial (gains) losses recognized in OCI at December 31, 2015	$356,294

Actuarial (gain) loss for the year	39,014
Prior Service Costs (Credit)	55
Amortization of unrealized losses	(30,811)
Foreign currency translation	(6,794)

Actuarial (gains) losses recognized in OCI at December 31, 2016	$357,758

        The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $29,288.

        The discount rates for all plans are based upon yields of portfolios of highly rated debt instruments with maturities that mirror the plan's benefit obligation. The Company's discount rates at December 31, 2016 and at December 31, 2015 are the weighted average of these plans based upon their benefit obligations.

        The following weighted-average assumptions were utilized in determining benefit obligations at December 31:

in %	2016	2015
Discount rate	3.25	3.67
Rate of compensation increase	3.23	3.27

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Sensitivity Analysis

        Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2016 as follows:

	0.5% increase	0.5% decrease
Discount rate	$(75,036)	86,517
Rate of compensation increase	12,286	(12,095)
Rate of pensions increase	31,285	(28,276)

        The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2016. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

        The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

        The defined benefit pension plans' net periodic benefit costs are comprised of the following components for each of the years ended December 31:

	2016	2015	2014
Components of net periodic benefit cost:
Service cost	$25,335	$25,825	$18,617
Interest cost	29,330	28,016	29,513
Expected return on plan assets	(15,482)	(16,405)	(16,169)
Amortization of unrealized losses	30,811	34,625	17,147
Amortization of prior service cost (credit)	(55)	94	—
Settlement loss (gain)	(54)	(138)	—

Net periodic benefit costs	$69,885	$72,017	$49,108

        Net periodic benefit cost is allocated as personnel expense within costs of revenues, selling, general and administrative expense or research and development expense. This is depending upon the area in which the beneficiary is employed.

        The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

in %	2016	2015	2014
Discount rate	3.67	3.21	4.55
Expected return of plan assets	6.00	6.00	6.00
Rate of compensation increase	3.27	3.26	3.29

        Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2017	$23,145
2018	24,496
2019	26,411
2020	28,617
2021	30,635
2022 - 2026	182,971

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Plan Assets

        The following table presents the fair values of the Company´s pension plan assets at December 31, 2016 and 2015.

		Fair Value Measurements at 2016			Fair Value Measurements at 2015
		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs		Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs
	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)
Asset Category
Equity Investments
Index Funds(1)	$85,448	$(2,102)	$87,550	$64,828	$98	$64,730
Fixed Income Investments
Government Securities(2)	2,502	1,902	600	4,815	4,269	546
Corporate Bonds(3)	220,318	—	220,318	169,717	—	169,717
Other Bonds(4)	5,628	—	5,628	7,794	—	7,794
U.S. Treasury Money Market Funds(5)	30,337	30,337	—	13,003	13,003	—
Other types of investments
Cash, Money Market and Mutual Funds(6)	102	102	—	103	103	—

Total	$344,335	$30,239	$314,096	$260,260	$17,473	$242,787

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

Plan Investment Policy and Strategy in the U.S.

        The Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, a range of reasonable expected investment returns for the pension plan as a whole was determined based on an analysis of expected future returns for each asset class

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm's expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company's expected rate of return on pension plan assets was 6% for 2016.

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

Defined Contribution Plans

        Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $18 if under 50 years old ($24 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2016, 2015, and 2014, was $48,458, $46,267 and $41,560, respectively.

11.   Noncontrolling Interests Subject to Put Provisions and Other Temporary Equity

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

        At December 31, 2016, 2015 and 2014, the Company's potential obligations under these put options were $1,234,888, $1,023,755 and $824,658, respectively. At December 31, 2016, 2015 and 2014, put options with an aggregate purchase obligation of $303,913, $258,552 and $123,846, respectively, were exercisable. In the last three fiscal years ending December 31, 2016, eleven such put provisions have been exercised for a total consideration of $10,465.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The following is a roll forward of noncontrolling interests subject to put provisions for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Beginning balance as of January 1,	$1,023,755	$824,658	$648,251
Contributions to noncontrolling interests	(187,354)	(164,830)	(142,696)
Purchase/ sale of noncontrolling interests	57,707	7,915	87,902
Contributions from noncontrolling interests	32,259	16,749	16,064
Expiration of put provisions and other reclassifications	(9,756)	5,206	(4,650)
Changes in fair value of noncontrolling interests	138,112	178,003	89,767
Net income	182,102	159,127	133,593
Other comprehensive income (loss)	(1,937)	(3,073)	(3,573)

Ending balance as of December 31,	$1,234,888	$1,023,755	$824,658

        In addition to the amounts in the table above, Other Temporary Equity related to the subsidiary stock incentive plan was $ 6,200 and $ 4,613 at December 31, 2016 and 2015, respectively (see Note 15).

12.   Shareholders' Equity

Capital Stock

        At December 31, 2016, the Company's share capital consists of 306,221,840 bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. The Company's share capital has been fully paid in.

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

Authorized Capital

        By resolution of the Company's Annual General Meeting ("AGM") on May 19, 2015, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the Company's share capital until May 18, 2020 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2015/I". Additionally, the newly issued shares may be taken up by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer them to the shareholders of the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Company. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible only for fractional amounts. No Authorized Capital 2015/I has been issued at December 31, 2016.

        In addition, by resolution of the AGM of shareholders on May 19, 2015, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company until May 18, 2020 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2015/II". The new shares can also be obtained by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company's shareholders for subscription. The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2015/II has been issued at December 31, 2016.

        Authorized Capital 2015/I and Authorized Capital 2015/II became effective upon registration with the commercial register of the local court in Hof an der Saale on June 10, 2015.

Conditional Capital

        By resolution of the Company's AGM on May 12, 2011, the Company's share capital was conditionally increased with regards to the 2011 Stock Option Plan ("2011 SOP") by up to €12,000 subject to the issue of up to twelve million no par value bearer ordinary shares with a calculated proportionate value of €1.00 each. The Conditional Capital increase can only be used for the purposes of servicing stock options under the 2011 SOP, with each stock option awarded exercisable for one ordinary share. The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares. For further information, see Note 15.

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

        Through the Company's other employee participation programs, the Company has issued stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive shares. At December 31, 2016, 6,067,167 options remained outstanding with a remaining average term of 5 years under these programs. For the year ending December 31, 2016, 907,720 options had been exercised under these employee participation plans (see Note 15).

        As the result of the Company's three-for-one stock split for both then-outstanding preference and ordinary shares, which was approved by the shareholders at the AGM on May 15, 2007, on June 15, 2007 the Company's Conditional Capital was increased by $6,557 (€4,454). Conditional Capital at December 31, 2016 was $19,703 (€18,692). For all programs, Conditional Capital of $16,146 (€15,318) was available, which included $11,960 (€11,346) for the 2011 SOP and $4,186 (€3,972) for the 2006 Plan (see Note 15).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Treasury Stock

        By resolution of the Company's AGM on May 12, 2011, the Company was authorized to conduct a share buy-back program. The buy-back program commenced on May 20, 2013 and was completed on August 14, 2013 after 7,548,951 shares had been repurchased in the amount of €384,966 ($505,014). On February 16, 2016, the Company retired 6,549,000 of the repurchased shares from the buy-back program at an average weighted price of €51 per share ($67 per share).

        The following tabular disclosure provides the monthly detail of shares repurchased during the buy-back program, which ended on August 14, 2013, as well as the subsequent retirement of a portion of those repurchased shares on February 16, 2016:

	Average price paid per share		Total number of shares purchased and retired as part of publicly announced plans or programs
				Total Value of Shares
Period	in €	in $(1)		in €(3)	in $(2),(3)
				(in thousands)
Purchase of Treasury Stock
May 2013	52.96	68.48	1,078,255	57,107	73,842
June 2013	53.05	69.95	2,502,552	132,769	175,047
July 2013	49.42	64.63	2,972,770	146,916	192,124
August 2013	48.40	64.30	995,374	48,174	64,001

Repurchased Treasury Stock	51.00	66.90	7,548,951	384,966	505,014

Retirement of repurchased Treasury Stock
February 2016	51.00	66.90	6,549,000	333,973	438,119

Total	51.00	66.90	999,951	50,993	66,895

(1)
The dollar value is calculated using the daily exchange rate for the share repurchases made during the month.

(2)
The value of the shares repurchased in dollars is calculated using the total value of the shares purchased in euro converted using the daily exchange rate for the transactions. The value of the shares retired in dollars is calculated using the average weighted price of the shares repurchased in 2013.

(3)
The amount of the shares repurchased is inclusive of fees (net of taxes) paid in the amount of approximately $106 (€81) for services rendered.

        By resolution of the Company's AGM on May 12, 2016, the General Partner is authorized to purchase treasury shares up to a maximum amount of 10% of the registered share capital existing at the time of this resolution until May 11, 2021. The shares acquired, together with other treasury shares held by the Company or attributable to the Company pursuant to sections 71a et seqq. AktG, must at no time exceed 10% of the registered share capital. The purchase will be made through the stock exchange, by way of a public tender offer, or a public invitation to shareholders to submit an offer for sale. This authorization is not applicable for the purpose of trading in treasury shares. The General Partner is authorized to use treasury shares purchased on the basis of this authorization or any other earlier authorization for any legally permissible purpose, in particular (i) to redeem shares without requiring any further resolution by the General Meeting, (ii) to sell treasury shares to third parties against contributions in kind, (iii) to award treasury shares, in lieu of the utilization of conditional capital of the Company, to employees of the Company and companies affiliated with the Company, including members of the management of affiliated companies, and use them to service options or obligations to purchase shares of the Company, and (iv) to use treasury shares to service bonds carrying warrant and/or conversion rights or conversion obligations issued by the Company or companies affiliated with the Company pursuant to section 17 AktG.

Dividends

        Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch). In

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the Amended 2012 Credit Agreement (see Note 9).

        Cash dividends of $277,176 for 2015 in the amount of €0.80 per share were paid on May 13, 2016.

        Cash dividends of $263,244 for 2014 in the amount of €0.78 per share were paid on May 20, 2015.

        Cash dividends of $317,903 for 2013 in the amount of €0.77 per share were paid on May 16, 2014.

13.   Sources of Revenue

        Outside of the U.S., the Company does not recognize patient service revenue at the time the services are rendered without assessing the patient's ability to pay. Accordingly, the additional disclosure requirements introduced with ASU 2011-07 apply solely to U.S. patient service revenue. Below is a table showing the sources of our U.S. patient service revenue (net of contractual allowance and discounts but before patient service bad debt provision), included in the Company's Health Care revenue, for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Medicare program	$5,413,652	$5,058,262	$4,677,053
Private/alternative payors	5,361,158	4,830,401	4,278,847
Medicaid and other government sources	619,419	538,077	433,092
Hospitals	1,018,176	915,184	568,859

Total patient service revenue	$12,412,405	$11,341,924	$9,957,851

14.   Earnings Per Share

        The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2016, 2015 and 2014:

	2016	2015	2014
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$1,243,267	$1,029,445	$1,045,266
Denominators:
Weighted average number of shares outstanding	305,748,381	304,440,184	302,339,124
Potentially dilutive shares	509,363	479,851	528,772

Total weighted average shares outstanding assuming dilution	306,257,744	304,920,035	302,867,896
Basic earnings per share	$4.07	$3.38	$3.46
Fully diluted earnings per share	$4.06	$3.38	$3.45

15.   Share-based Plans

Fresenius Medical Care AG & Co. KGaA Share-based Plans

        At December 31, 2016, the Company has various share-based compensation plans, which may either be equity- or cash-settled:

Fresenius Medical Care AG & Co. KGaA Long-term Incentive Plan 2016

        As of May 11, 2016, the issuance of stock options and phantom stocks under the FMC AG & Co. KGaA Long-Term Incentive Program 2011 ("LTIP 2011") is no longer possible. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, the Management Board and the supervisory board of Management AG have approved and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

adopted the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 ("LTIP 2016") as a successor program effective January 1, 2016.

        The LTIP 2016 is a variable compensation program with long-term incentive effects. Pursuant to the LTIP 2016, the plan participants may be granted so-called "Performance Shares" annually or semiannually during 2016 to 2018. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company's share price development.

        For members of the Management Board, the Supervisory Board will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives their base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, their respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company's shares over a period of thirty calendar days prior to the respective grant date. The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth, (ii) growth in net income attributable to shareholders of FMC-AG & Co. KGaA ("net income growth") and (iii) return on invested capital ("ROIC") improvement.

        Revenue, net income and ROIC are determined according to IFRS in euro based on full year results. Revenue growth and net income growth, for the purpose of this plan, are determined at constant currency.

        An annual target achievement level of 100% will be reached for the revenue growth performance target if revenue growth is 7% in each individual year of the three-year performance period; revenue growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in the case of revenue growth of at least 16%. If revenue growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

        An annual target achievement level of 100% for the net income growth performance target will be reached if net income growth is 7% in each individual year of the three-year performance period. In the case of net income growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of net income growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

        With regard to ROIC improvement, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. The target ROIC is 7.3% for 2016 and will increase by 0.2 percentage points per year to 7.5% (2017), 7.7% (2018), 7.9% (2019) and 8.1% (2020). A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

        The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

        The final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

        The first awards under the Long-Term Incentive Plan 2016 were granted on July 25, 2016. During 2016, under the Long-Term Incentive Plan 2016, the Company awarded 642,349 Performance Shares, including 79,888 Performance Shares awarded to the members of the Management Board at a measurement date weighted average fair value of $80.31 (€76.19) each and a total fair value of $51,588, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

Fresenius Medical Care AG & Co. KGaA Long-term Incentive Program 2011

        On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 ("2011 SOP") was established by resolution of the Company's AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's Management and supervisory boards, forms the Company's Long Term Incentive Program 2011 ("2011 Incentive Program"). Under the 2011 Incentive Program, participants were granted awards, which consisted of a combination of stock options and phantom stock. The final grant under the 2011 Incentive Program was made in December 2015. Awards under the 2011 Incentive Program are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

        Stock options granted under the 2011 Incentive Program have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the 2011 Incentive Program shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company's shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 Incentive Program to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the 2011 Incentive Program are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or disposed of otherwise.

        Phantom stock awards under the 2011 Incentive Program entitle the holders to receive payment in euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of the Company's shares on the exercise date. Phantom stock awards have a five-year term and can be exercised for the first time after a four-year vesting period. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

New Incentive Bonus Plan

        In 2016, the Management Board was eligible for performance-related compensation that depended upon achievement of pre-defined targets. The targets are measured based on the operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

        Performance-related bonuses for fiscal year 2016 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component for the year 2016 will be paid in the following year. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement, and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation is capped.

        Share-based compensation related to this plan for years ending 2016, 2015 and 2014 was $3,632, $891 and $1,040, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

        The Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 ("Amended 2006 Plan") was established with a conditional capital increase up to €12,800, subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. In connection with the share split effected in 2007, the principal amount was adjusted to the same proportion as the share capital out of the capital increase up to €15,000 by the issue of up to 15 million new non-par value bearer ordinary shares. After December 2010, no further grants were issued under the Amended 2006 Plan. Options granted under this plan are exercisable through December 2017.

        Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant's heirs, and may not be pledged, assigned, or otherwise disposed of.

Information on Holdings Under Share-based Plans

        At December 31, 2016, the Management Board held 1,010,784 stock options and employees of the Company held 5,056,383 stock options under the various share-based compensation plans of the Company.

        At December 31, 2016, the Management Board held 81,019 phantom shares and employees of the Company held 812,970 phantom shares under the 2011 Incentive Plan.

        At December 31, 2016, the Management Board held 79,888 Performance Shares and employees of the Company held 555,148 Performance Shares under the LTIP 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Additional Information on Stock Options

        The table below provides reconciliations for stock options outstanding at December 31, 2016, as compared to December 31, 2015.

	Options (in thousands)	Weighted average exercise price	Weighted average exercise price
		€	$
Stock options for shares
Balance at December 31, 2015	8,737	58.75	61.93
Granted	—	—	—
Exercised	908	43.45	45.80
Forfeited	1,762	52.08	54.89

Balance at December 31, 2016	6,067	62.98	66.38

        The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2016:

Fully Vested Outstanding and Exercisable Options
	Number of Options	Weighted average remaining contractual life in years	Weighted average exercise price	Weighted average exercise price	Aggregate intrinsic value	Aggregate intrinsic value
	(in thousands)		€	$	€	$
Options for shares	1,162	2.02	49.68	52.37	35,759	37,694

        At December 31, 2016, there was $23,336 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 2 years.

        During the years ended December 31, 2016, 2015, and 2014, the Company received cash of $44,018, $76,093 and $98,523, respectively, from the exercise of stock options (see Note 12). The intrinsic value of stock options exercised for the twelve-month periods ending December 31, 2016, 2015, and 2014 was $34,767, $73,886 and $47,396, respectively. The Company recorded a cash inflow for income taxes from stock option exercises of $8,887, $18,073 and $8,529 for the years ending December 31, 2016, 2015, and 2014, respectively. The excess tax benefit allocated to additional paid-in capital for the twelve-month periods ending December 31, 2016, 2015 and 2014 for all share-based compensation programs was $6,427, $13,451 and $4,056, respectively.

        The compensation expenses related to equity-settled stock option programs are determined based upon the fair value on the grant date and the number of stock options granted which will be recognized over the four year vesting period. In connection with its equity-settled stock option programs, the Company incurred compensation expense of $25,691, $6,583 and $6,307 for the years ending December 31, 2016, 2015, and 2014, respectively. There were no capitalized compensation costs in relation to equity-settled instruments in any of the three years presented. The Company also recognized a related income tax benefit of $8,232, $1,857 and $1,384 for the years ending December 31, 2016, 2015, and 2014, respectively.

        The expenses related to cash- settled share based payment transactions are determined based upon the fair value at the measurement date and the number of phantom shares or Performance Shares granted which will be recognized over the four-year vesting period. In connection with cash-settled share based payment transactions, the Company recognized expense of $17,167, $11,932 and $5,389 related to phantom shares for the years ending December 31, 2016, 2015, and 2014, respectively, and $21,598 related to Performance Shares for the year ended December 31, 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

Fair Value Information

        The Company used a binomial option-pricing model in determining the fair value of the awards under the 2011 SOP and the Amended 2006 Plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experience of other entities of the same size and in similar industries. Expected volatility is based on historical volatility of the Company's shares. To incorporate the effects of expected early exercise in the model, an early exercise of vested options was assumed as soon as the share price exceeds 155% of the exercise price. The Company's stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2015 grants are as follows:

2015
Expected dividend yield	1.46%
Risk-free interest rate	0.44%
Expected volatility	22.32%
Expected life of options	8 years
Weighted average exercise price (in €)	77.06
Weighted average exercise price (in US-$)	83.89

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

        As of December 31, 2016, 2015 and 2014, $17,220, $28,448 and $32,311, respectively, of total unrecognized compensation cost related to unvested Incentive Units under the plans. These costs are expected to be recognized over a weighted average period of 2.2 years.

        The Company used the Monte Carlo pricing model in determining the fair value of the awards under this incentive plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries.

16.   Income Taxes

        Income before income taxes is attributable to the following geographic locations:

	2016	2015	2014
Germany	$205,818	$134,193	$243,684
United States	1,626,406	1,440,040	1,262,570
Other	399,766	361,039	337,152

	$2,231,990	$1,935,272	$1,843,406

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        Income tax expense (benefit) for the years ended December 31, 2016, 2015, and 2014, consisted of the following:

	2016	2015	2014
Current:
Germany	$56,037	$72,231	$72,613
United States	503,029	458,780	270,676
Other	142,037	138,588	141,291

	701,103	669,599	484,580

Deferred:
Germany	(23,333)	(45,813)	(22,651)
United States	21,813	(12,693)	152,423
Other	(16,444)	11,030	(30,754)

	(17,964)	(47,476)	99,018

	$683,139	$622,123	$583,598

        A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined statutory tax rates were 29.69%, 29.62% and 29.20% for the fiscal years ended December 31, 2016, 2015, and 2014, respectively.

	2016	2015	2014
Expected corporate income tax expense	$662,566	$573,228	$538,275
Tax-free income	(38,008)	(35,715)	(44,658)
Income from equity method investees	(17,314)	(14,272)	(5,476)
Tax rate differentials	145,801	126,263	148,294
Nondeductible expenses	37,251	36,406	25,161
Taxes for prior years	(23,334)	19,969	(25,247)
Change in valuation allowance	6,600	(2,571)	6,284
Noncontrolling partnership interests	(116,818)	(109,470)	(81,594)
Tax on divestitures	—	14,953	—
Other	26,395	13,332	22,559

Actual income tax expense	$683,139	$622,123	$583,598

Effective tax rate	30.6%	32.1%	31.7%

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The tax effects of the temporary differences and net operating losses that give rise to deferred tax assets and liabilities at December 31, 2016 and 2015, are presented below:

	2016	2015
Deferred tax assets:
Accounts receivable	$12,543	$8,850
Inventories	12,585	11,503
Intangible assets	6,487	7,967
Property, plant and equipment and other non-current assets	25,461	28,476
Accrued expenses and other liabilities	352,999	372,365
Pension liabilities	114,564	151,732
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	171,294	131,640
Derivatives	5,784	1,317
Stock-based compensation	6,873	3,173
Other	24,403	4,018

Total deferred tax assets	$732,993	$721,041
Less: valuation allowance	(33,255)	(34,654)

Net deferred tax assets	$699,738	$686,387

Deferred tax liabilities:
Accounts receivable	$26,480	$43,664
Inventories	7,208	8,318
Intangible assets	706,186	686,650
Property, plant and equipment and other non-current assets	166,129	129,835
Accrued expenses and other liabilities	16,231	5,575
Derivatives	10,353	5,488
Other	236,580	242,524

Total deferred tax liabilities	1,169,167	1,122,054

Net deferred tax assets (liabilities)	$(469,429)	$(435,667)

        At December 31, 2016 and December 31, 2015 the item "Other" includes the deferred tax liability in the amount of $86,790 related to the recognized insurance recoveries in relation to the NaturaLyte® and GranuFlo® agreement in principle. For further information, see Note 18 "Commitments and Contingencies – Commercial Litigation".

        The valuation allowance decreased by $1,399 in 2016 and decreased by $14,825 in 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The net operating losses included in the table below reflect U.S. federal tax, German corporate income tax, and other tax loss carryforwards in the various countries in which the Company operates, and expire as follows:

2017	$23,808
2018	24,033
2019	21,179
2020	34,464
2021	15,619
2022	16,056
2023	13,597
2024	14,297
2025	13,616
2026 and thereafter	21,825
Without expiration date	91,442

Total	$289,936

        In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of a deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2016.

        The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign corporate joint ventures that will not be reinvested. At December 31, 2016, the Company provided for $11,497 (2015: $9,273) of deferred tax liabilities associated with earnings that are likely to be distributed in 2017 and the following years. Provision has not been made for additional taxes on $7,418,713 (2015: $7,463,853) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

        FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions.

        In Germany, the tax years 2006 through 2013 are currently under audit by the tax authorities. The Company recognized and recorded the current proposed adjustments of this audit period in the financial statements. Fiscal years 2014 until 2016 are open to audit.

        In the U.S., fiscal years 2013 until 2016 are open to audit. FMCH is also subject to audit in various state jurisdictions. A number of these audits are in progress and various years are open to audit in various state jurisdictions. All expected results for both federal and state income tax audits have been recognized in the financial statements.

        Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The following table shows the reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Unrecognized tax benefits (excluding interest)	2016	2015	2014
Balance at January 1,	$149,289	$166,108	$199,924
Increases in unrecognized tax benefits prior periods	27,802	30,973	35,584
Decreases in unrecognized tax benefits prior periods	(38,707)	(20,244)	(21,143)
Increases in unrecognized tax benefits current period	2,287	—	12,600
Changes related to settlements with tax authorities	(22,401)	(6,762)	(60,872)
Reductions as a result of a lapse of the statute of limitations	—	(1,300)	—
Foreign currency translation	(298)	(19,486)	15

Balance at December 31,	$117,972	$149,289	$166,108

        Included in the balance at December 31, 2016 were $111,957 of unrecognized tax benefits which would affect the effective tax rate if recognized. The Company is currently not in a position to forecast the timing and magnitude of changes in unrecognized tax benefits.

        During the year ended December 31, 2016 the Company recognized benefits of $6,594 and in 2015 expenses of $11,478 and in 2014 benefits of $13,986 for interest and penalties. At December 31, 2016 and December 31, 2015 the Company had a total accrual of income tax related interest and penalties of $24,938 and $27,029, respectively.

17.   Operating Leases

        The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2055. Rental expense recorded for operating leases for the years ended December 31, 2016, 2015 and 2014 was $824,998, $754,380 and $729,387, respectively. For information regarding intercompany operating leases, see Note 2 a).

        Future minimum rental payments under non-cancelable operating leases for the five years succeeding December 31, 2016 and thereafter are:

2017	$740,438
2018	641,122
2019	559,252
2020	476,878
2021	395,448
Thereafter	1,360,906

4,174,044

18.   Commitments and Contingencies

Legal and Regulatory Matters

        The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

        On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits pending in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and GranuFlo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts. See, In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts and the St. Louis City (Missouri) court subsequently established similar consolidated litigation for such cases filed in Massachusetts county courts and St. Louis City court. See, In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits alleged generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases were filed in other state courts. On February 17, 2016, the Company reached with a committee of plaintiffs' counsel and reported to the courts an agreement in principle for settlement of potentially all cases. The agreement in principle called for the Company to pay $250,000 into a settlement fund in exchange for releases of all or substantially all of the plaintiffs' claims, subject to the Company's right to void the settlement under certain conditions, including if more than 3% of all plaintiffs rejected the settlement or the distribution of rejecters met certain criteria.

        As subsequently agreed between the Company and the plaintiff committee, and ordered by the courts, plaintiffs may enforce the settlement and compel payment by the Company if the total of cases electing to participate in the settlement or dismissed by the courts with prejudice, voluntarily or involuntarily, comes to comprise 97% of all cases. The courts are entering "Lone Pine" orders requiring plaintiffs, on pain of dismissal, who have not elected to participate in the settlement to submit specific justification satisfactory to the courts for their complaints, including attorney verification of certain material factual representations and expert medical opinions relating to causation. The Company may elect to void the settlement as of May 10, 2017 if the 97% threshold has not been achieved or if plantiffs' non-participation falls into suspect patterns. Incidental change to this date is likely. Trials in cases not participating in the settlement may resume as scheduled in the discretion of their respective courts. The Company expects that, in combination with elections to participate and notices of dismissal already submitted, the Lone Pine procedure will result in confirmation of the settlement.

        The Company's affected insurers have agreed to fund $220,000 of the settlement fund if the settlement is not voided, with a reservation of rights regarding certain coverage issues between and among the Company and its insurers. The Company has accrued a net expense of $60,000 for consummation of the settlement, including legal fees and other anticipated costs.

        Subsequent to the agreement in principle, the Company's insurers in the AIG group initiated an action for declaratory judgment in New York state court advancing various arguments for reducing the amount of their coverage obligations. The Company filed an action in Massachusetts state court seeking to compel the AIG group carriers to honor their obligations under applicable policies, including reimbursement to the Company of litigation defense costs incurred before the agreement in principle was reached. The affected carriers have confirmed that the coverage litigation does not impact their commitment to fund $220,000 of the settlement with plaintiffs.

        Certain of the complaints in the Granuflo®/Naturalyte® litigation named combinations of FMC-AG & Co. KGaA, Management AG, Fresenius SE and Fresenius Management SE as defendants, in addition to FMCH and its domestic United States affiliates. The agreement in principle provides for dismissals and releases of claims encompassing the European defendants.

        Four institutional plaintiffs have filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation, but seeking as remedy the repayment of sums paid to FMCH attributable to the Granuflo®/Naturalyte® products. These cases implicate different legal standards, theories of liability and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

forms of potential recovery from those in the personal injury litigation and their claims will not be extinguished by the personal injury litigation settlement described above. The four plaintiffs are the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. See, State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County).

Other Litigation and Potential Exposures

        On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. See, United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The United States did not intervene initially in the case. The relator's complaint, which was first filed under seal in February 2009, alleged that the Company sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. On October 2, 2015, the United States Attorney moved to intervene on the relator's complaint with respect only to certain Hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. FMCH opposed the government's motion to intervene, which remains undecided.

        On October 6, 2015, the Office of Inspector General of the United States Department of Health and Human Services ("OIG") issued a subpoena to the Company seeking information about utilization and invoicing by Fresenius Vascular Care facilities as a whole for a period beginning after the Company's acquisition of American Access Care LLC in October 2011 ("AAC"). The Company is cooperating in the government's inquiry, which is being managed by the United States Attorney for the Eastern District of New York. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

        The Company has received communications alleging conduct in countries outside the U.S. that may violate the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company's Supervisory Board is conducting investigations with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ"). The Company's investigations and dialogue with the SEC and DOJ are ongoing. The Company is cooperating with the government investigations.

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

        The Company is implementing enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

        In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians, including contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

        In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

through 2010, prior to the time of FMCH's acquisition of Liberty. See, Hawaii v. Liberty Dialysis  – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. FMCH filed third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel.

        On August 31 and November 25, 2015, respectively, FMCH received subpoenas from the United States Attorneys for the District of Colorado and the Eastern District of New York inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH is cooperating in the investigations.

        On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information about the use and management of pharmaceuticals including Velphoro® as well as FMCH's interactions with DaVita Healthcare Partners, Inc. The Company understands that the subpoena relates to an investigation previously disclosed by DaVita and that the investigation encompasses DaVita, Amgen, and Sanofi. FMCH is cooperating in the investigation.

        On November 18, 2016, FMCH received a subpoena from the United States Attorney for the Eastern District of New York seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH has identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, Fresenius Medical Care North America ("FMCNA") initiated termination of the employee and notification to the United States Attorney of the termination and its circumstances. The Company cannot at this time determine the scope of the conduct implicated in the employee's termination, or whether related liability for overpayments or penalties under the False Claims Act might be material.

        On January 3, 2017, the Company received a subpoena from the United States Attorney for the District of Massachusetts inquiring into the Company's interactions and relationships with the American Kidney Fund, including the Company's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating in the investigation.

        On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCNA. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the AKF and therefore, could have resulted in those patients losing their individual market coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on the operating results of the Company.

        On January 25, 2017, a federal district court in Texas, responding to litigation initiated by a patient advocacy group and dialysis providers including FMCNA, preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.). The preliminary injunction is based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The preliminary injunction will remain in place in the absence of a contrary ruling by the district or appellate courts.

        At this time, the extent to which CMS will continue to contest the preliminary injunction is unclear. It is also unclear whether CMS will elect to pursue, through notice and comment, another rule related to this topic. The operation of charitable assistance programs is also receiving increased attention by state regulators, including State Departments of Insurance. The result may be a regulatory framework that

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

differs from state to state. Even in the absence of the IFR or similar administrative actions, insurers are expected to continue to take steps to thwart the premium assistance provided to our patients for individual market plans as well as other insurance coverages.

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

        The Company, like other healthcare providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the U.S. Food and Drug Administration ("FDA") and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

        The Company operates many facilities and handles personal health information of its patients and beneficiaries throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

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

        The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. With respect to other potential adjustments and disallowances of tax matters currently under review, the Company does not anticipate that an unfavorable ruling could have a material impact on its results of operations. The Company is not currently able to determine the timing of these potential additional tax payments.

        Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

19.   Financial Instruments

Non-derivative Financial Instruments

        The following table presents the carrying amounts and fair values of the Company's non-derivative financial instruments at December 31, 2016, and December 31, 2015.

		2016		2015
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1	$747,233	$747,233	$549,500	$549,500
Trade accounts receivable(1)	2	3,540,124	3,540,124	3,303,456	3,303,456
Accounts receivable from related parties	2	220,797	220,797	218,285	218,285
Available for sale financial assets(2)	1	270,310	270,310	275,770	275,770
Other financial assets(2)	2	442,163	442,163	376,035	376,035
Liabilities
Accounts payable(1)	2	$606,800	$606,800	$627,828	$627,828
Accounts payable to related parties	2	278,355	278,355	153,023	153,023
Other current financial liabilities(3)	2	1,351,590	1,351,590	1,330,283	1,330,283
Short-term debt(4)	2	605,656	605,745	128,304	128,304
Long term debt, excluding Amended 2012 Credit Agreement, Senior Notes and Convertible Bonds	2	275,612	276,647	172,919	172,919
Amended 2012 Credit Agreement	2	2,365,522	2,370,539	2,611,580	2,625,591
Senior Notes	2	4,923,476	5,317,087	5,325,618	5,782,937
Convertible Bonds	2	401,333	529,087	407,705	546,057
Variable payments outstanding for acquisitions(3)	3	235,596	235,596	55,660	55,660
Noncontrolling interests subject to put provisions	3	1,234,888	1,234,888	1,023,755	1,023,755

(1)
Includes long-term trade accounts receivable and payable, which are included in "Other assets" and "Other liabilities" in the Consolidated Balance Sheets.

(2)
Included in "Prepaid expenses and other current assets" and "Other assets" in the Consolidated Balance Sheets.

(3)
Included in "Accrued expenses and other current liabilities" and "Other liabilities" in the Consolidated Balance Sheets.

(4)
Also includes amounts from related parties.

        The carrying amounts in the table are included in the Consolidated Balance Sheets under the indicated captions or, in the case of long-term debt and noncontrolling interests subject to put provisions, in the captions shown in Note 9 and Note 11, respectively.

        The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

        Cash and cash equivalents are stated at nominal value which equals the fair value.

        Short-term financial instruments such as trade accounts receivable, accounts receivable from related parties, accounts payable, accounts payable to related parties and short-term debt as well as certain other financial instruments are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date.

        The fair values of major long-term debt are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

        Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

        The valuation of noncontrolling interests subject to put provisions is determined using significant unobservable inputs. See Note 11 for a discussion of the Company's methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

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

        At December 31, 2016 and December 31, 2015, the Company had $25,627 and $24,366, respectively, of derivative financial assets subject to netting arrangements and $28,198 and $12,765 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of $14,413 and $16,273 as well as net liabilities of $16,984 and $4,672 at December 31, 2016 and December 31, 2015, respectively.

        In connection with the issuance of the Convertible Bonds in September 2014, the Company purchased Share Options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the Share Options.

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

        Additionally, individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures, the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At December 31, 2016 and December 31, 2015 the Company had no foreign exchange options.

        Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in AOCI. Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases and sales or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $108,950 and $193,880 at December 31, 2016 and December 31, 2015, respectively.

        The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,483,763 and $1,637,129 at December 31, 2016 and December 31, 2015, respectively.

Interest Rate Risk Management

        The Company enters into derivatives, particularly interest rate swaps and, to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire in 2019 and have a weighted average interest rate of 0.32%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        At December 31, 2016 and December 31, 2015, the notional amount of the euro-denominated interest rate swaps in place was €252,000 and €376,000 ($265,633 and $409,351 at December 31, 2016 and December 31, 2015, respectively).

        In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future long-term debt issuance, from time to time. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2016 and December 31, 2015, the Company had $37,752 and $58,581, respectively, related to such settlements of pre-hedges deferred in AOCI, net of tax.

Derivative Financial Instruments Valuation

        The following table shows the carrying amounts of the Company's derivatives at December 31, 2016 and December 31, 2015.

	2016		2015
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	2,127	(4,323)	3,114	(2,921)
Interest rate contracts	—	—	—	(1,637)
Non-current
Foreign exchange contracts	18	(80)	171	(127)
Interest rate contracts	—	(1,491)	—	(961)

Total	$2,145	$(5,894)	$3,285	$(5,646)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	39,785	(22,574)	23,908	(7,056)
Non-current
Foreign exchange contracts	—	(125)	1,062	(65)
Derivatives embedded in the Convertible Bonds	—	(99,785)	—	(115,990)
Share Options to secure the Convertible Bonds	99,785	—	115,990	—

Total	$139,570	$(122,484)	$140,960	$(123,111)

(1)
At December 31, 2016 and December 31, 2015, the valuation of the Company's derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

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

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or (Loss) Recognized in AOCI on Derivatives (Effective Portion) for the year ended December 31,			Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the year ended December 31,
			Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)
Derivatives in Cash Flow Hedging Relationships	2016	2015		2016	2015
Interest rate contracts	$1,162	$11,817	Interest income/expense	$29,150	$28,355
Foreign exchange contracts	(2,664)	2,273	Costs of Revenue	147	17,686

	$(1,502)	$14,090		$29,297	$46,041

		Amount of (Gain) or Loss Recognized in Income on Derivatives for the year ended December 31,
	Location of (Gain) or Loss Recognized in Income on Derivatives
Derivatives not Designated as Hedging Instruments		2016	2015
Foreign exchange contracts	Selling, general and administrative expense	$(2,335)	$(61,328)
Foreign exchange contracts	Interest income/expense	3,251	8,196
Derivatives embedded in the Convertible Bonds	Interest income/expense	(13,146)	58,105
Share Options to secure the Convertible Bonds	Interest income/expense	13,146	(58,105)

		$916	$(53,132)

        For foreign exchange derivatives at December 31, 2016, the Company expects to recognize $3,737 of losses deferred in AOCI in earnings during the next twelve months.

        The Company expects to incur additional interest expense of $20,918 over the next twelve months which is currently deferred in AOCI. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from the interest rate swaps maturing in 2019 at December 31, 2016.

        At December 31, 2016, the Company had foreign exchange derivatives with maturities of up to 15 months and interest rate swaps with maturities of up to 34 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

20.   Other Comprehensive Income (Loss)

        The changes in the components of other comprehensive income (loss) for the years ended December 31, 2016, 2015, and 2014 are as follows:

	Pretax	Tax effect	Net, before non- controlling interests	Non- controlling interests	Other comprehensive income (loss), net of tax
Year ended December 31, 2014
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(3,573)	$1,417	$(2,156)	$—	$(2,156)
Reclassification adjustments	29,120	(8,385)	20,735	—	20,735

Total other comprehensive income (loss) relating to cash flow hedges	25,547	(6,968)	18,579	—	18,579
Foreign currency translation adjustment	(415,703)	—	(415,703)	(6,086)	(421,789)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(232,308)	81,476	(150,832)	—	(150,832)
Reclassification adjustments	17,147	(6,347)	10,800	—	10,800

Total other comprehensive income (loss) relating to defined benefit pension plans	(215,161)	75,129	(140,032)	—	(140,032)

Other comprehensive income (loss)	$(605,317)	$68,161	$(537,156)	$(6,086)	$(543,242)

Year ended December 31, 2015
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$14,090	$(4,511)	$9,579	$—	$9,579
Reclassification adjustments	46,041	(12,557)	33,484	—	33,484

Total other comprehensive income (loss) relating to cash flow hedges	60,131	(17,068)	43,063	—	43,063
Foreign currency translation adjustment	(347,164)	—	(347,164)	(4,961)	(352,125)
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	47,209	(13,434)	33,775	—	33,775
Reclassification adjustments	34,625	(12,851)	21,774	—	21,774

Total other comprehensive income (loss) relating to defined benefit pension plans	81,834	(26,285)	55,549	—	55,549

Other comprehensive income (loss)	$(205,199)	$(43,353)	$(248,552)	$(4,961)	$(253,513)

Year ended December 31, 2016
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$(1,502)	$627	$(875)	$—	$(875)
Reclassification adjustments	29,297	(8,419)	20,878	—	20,878

Total other comprehensive income (loss) relating to cash flow hedges	27,795	(7,792)	20,003	—	20,003
Foreign currency translation adjustment	2,726	—	2,726	(1,446)	1,280
Defined benefit pension plans:
Actuarial (loss) gain on defined benefit pension plans	(32,275)	7,416	(24,859)	—	(24,859)
Reclassification adjustments	30,811	(11,398)	19,413	—	19,413

Total other comprehensive income (loss) relating to defined benefit pension plans	(1,464)	(3,982)	(5,446)	—	(5,446)

Other comprehensive income (loss)	$29,057	$(11,774)	$17,283	$(1,446)	$15,837

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

        Changes in AOCI by component for the years ended December 31, 2016, 2015, and 2014 are as follows:

	Gain (Loss) related to cash flow hedges	Actuarial gain (loss) on defined benefit pension plans	Gain (Loss) related to foreign- currency translation	Total, before non- controlling interests	Non- controlling interests	Total
Balance at December 31, 2013	$(121,856)	$(141,987)	$(286,744)	$(550,587)	$825	$(549,762)

Other comprehensive income (loss) before reclassifications	(2,156)	(150,832)	(415,703)	(568,691)	(6,086)	(574,777)
Amounts reclassified from AOCI	20,735	10,800	—	31,535	—	31,535

Other comprehensive income (loss) after reclassifications	18,579	(140,032)	(415,703)	(537,156)	(6,086)	(543,242)

Balance at December 31, 2014	$(103,277)	$(282,019)	$(702,447)	$(1,087,743)	$(5,261)	$(1,093,004)

Other comprehensive income (loss) before reclassifications	9,579	33,775	(347,164)	(303,810)	(4,961)	(308,771)
Amounts reclassified from AOCI	33,484	21,774	—	55,258	—	55,258

Other comprehensive income (loss) after reclassifications	43,063	55,549	(347,164)	(248,552)	(4,961)	(253,513)

Balance at December 31, 2015	$(60,214)	$(226,470)	$(1,049,611)	$(1,336,295)	$(10,222)	$(1,346,517)

Other comprehensive income (loss) before reclassifications	(875)	(24,859)	2,726	(23,008)	(1,446)	(24,454)
Amounts reclassified from AOCI	20,878	19,413	—	40,291	—	40,291

Other comprehensive income (loss) after reclassifications	20,003	(5,446)	2,726	17,283	(1,446)	15,837

Balance at December 31, 2016	$(40,211)	$(231,916)	$(1,046,885)	$(1,319,012)	$(11,668)	$(1,330,680)

        Reclassifications out of AOCI for the years ended December 31, 2016, 2015, and 2014 are as follows:

	Amount of (Gain) Loss reclassified from AOCI in Income
				Location of (Gain) Loss reclassified from AOCI in Income
Details about AOCI Components	2016	2015	2014
(Gain) Loss related to cash flow hedges
Interest rate contracts	$29,150	$28,355	$26,571	Interest income/expense
Foreign exchange contracts	147	17,686	2,549	Costs of Revenue

	29,297	46,041	29,120	Total before tax

	(8,419)	(12,557)	(8,385)	Tax expense or benefit

	$20,878	$33,484	$20,735	Net of tax

Actuarial (Gain) Loss on defined benefit pension plans
Amortization of unrealized (gain) loss	$30,811	$34,625	$17,147	(1)

	30,811	34,625	17,147	Total before tax

	(11,398)	(12,851)	(6,347)	Tax expense or benefit

	$19,413	$21,774	$10,800	Net of tax

Total reclassifications for the period	$40,291	$55,258	$31,535	Net of tax

(1)
Included in the computation of net periodic pension cost (see Note 10 for additional details).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

21.   Supplementary Cash Flow Information

        The following additional information is provided with respect to the consolidated statements of cash flows:

	2016	2015	2014
Supplementary cash flow information:
Cash paid for interest	$387,125	$381,212	$379,978

Cash paid for income taxes(1)	$598,916	$547,401	$689,954

Cash inflow for income taxes from stock option exercises(2)	$8,887	$18,073	$8,529

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(877,706)	$(216,023)	$(2,505,027)
Liabilities assumed	125,623	34,841	450,808
Noncontrolling interest subject to put provisions	48,292	7,622	95,015
Noncontrolling interest	15,992	983	328,997
Non-cash consideration	244,458	69,233	18,253

Cash paid	(443,341)	(103,344)	(1,611,954)
Less cash acquired	22,869	3,193	132,433

Net cash paid for acquisitions	(420,472)	(100,151)	(1,479,521)
Cash paid for investments	(143,637)	(184,101)	(274,913)
Cash paid for intangible assets	(13,472)	(32,558)	(24,624)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	$(577,581)	$(316,810)	$(1,779,058)

(1)
Net of tax refund.

(2)
Thereof the excess tax benefit allocated to additional paid-in capital for the twelve-month periods ending December 31, 2016, 2015 and 2014 was $6,427, $13,451 and $4,056, respectively.

22.   Segment and Corporate Information

        In 2015, the Company increased its operating segments from three to four segments in conjunction with a change in the structure of how the Company manages its business. The operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. Accordingly, the two reporting segments disclosed prior to 2015 (the North America Segment and the International Segment, which was comprised of EMEA, Asia-Pacific and Latin America) have now been reclassified into four reporting segments as noted above.

        Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate U.S. GAAP measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These Corporate activities do not fulfill the definition of a segment. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as Corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

        Information pertaining to the Company's segment and Corporate activities for the twelve-month periods ended December 31, 2016, 2015 and 2014 is set forth below.

Segment and Corporate Information	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
2016
Revenue external customers	$12,885,879	$2,666,644	$1,631,717	$712,150	$17,896,390	$14,397	$17,910,787
Inter-segment revenue	3,437	—	34	267	3,738	(3,738)	—
Revenue	12,889,316	2,666,644	1,631,751	712,417	17,900,128	10,659	17,910,787
Operating income	2,119,297	524,181	319,076	65,849	3,028,403	(390,880)	2,637,523
Depreciation and amortization	(430,824)	(120,791)	(48,196)	(17,242)	(617,053)	(158,892)	(775,945)
Income (loss) from equity method investees	64,806	(2,919)	1,519	1,502	64,908	—	64,908
Total assets	18,255,288	3,785,602	1,863,441	729,193	24,633,524	2,300,418	26,933,942
thereof investments in equity method investees	324,860	221,054	106,900	26,428	679,242	—	679,242
Capital expenditures, acquisitions and investments(1)	916,354	310,568	53,795	45,477	1,326,194	281,379	1,607,573
2015
Revenue external customers	$11,813,330	$2,628,688	$1,501,456	$766,424	$16,709,898	$27,684	$16,737,582
Inter-segment revenue	5,292	1	143	447	5,883	(5,883)	—
Revenue	11,818,622	2,628,689	1,501,599	766,871	16,715,781	21,801	16,737,582
Operating Income(2)	1,797,835	576,895	297,860	48,233	2,720,823	(394,091)	2,326,732
Depreciation and amortization	(399,434)	(113,131)	(44,616)	(14,835)	(572,016)	(145,306)	(717,322)
Income (loss) from equity method investees	20,799	6,820	2,526	1,307	31,452	—	31,452
Total assets(3)	17,269,258	3,293,600	1,727,495	604,667	22,895,020	2,470,234	25,365,254
thereof investments in equity method investees	288,956	220,610	109,347	25,796	644,709	—	644,709
Capital expenditures, acquisitions and investments(4)	709,503	174,229	48,949	50,549	983,230	286,523	1,269,753
2014(5)
Revenue external customers	$10,500,095	$3,072,067	$1,356,936	$836,008	$15,765,106	$66,507	$15,831,613
Inter-segment revenue	8,992	0	7	336	9,335	(9,335)	—
Revenue	10,509,087	3,072,067	1,356,943	836,344	15,774,441	57,172	15,831,613
Operating Income	1,642,911	589,971	279,046	101,439	2,613,367	(358,834)	2,254,533
Depreciation and amortization	(364,137)	(133,155)	(37,729)	(19,814)	(554,835)	(144,493)	(699,328)
Income (loss) from equity method investees	18,457	4,415	942	1,024	24,838	—	24,838
Total assets(6)(7)	16,701,657	3,574,076	1,819,394	714,752	22,809,879	2,359,699	25,169,578
thereof investments in equity method investees	291,118	238,604	119,428	27,672	676,822	—	676,822
Capital expenditures, acquisitions and investments(8)	2,006,585	210,509	128,480	74,135	2,419,709	290,976	2,710,685

(1)
North America, EMEA, Asia-Pacific, Latin America and Corporate acquisitions exclude $22,870, $235,627, $7,790, $5,526 and $7,654, respectively, of non-cash acquisitions for 2016.

(2)
On July 1, 2015, the Company completed the sale of its clinics in Venezuela to a third party. The purchase price for these clinics was $7,500, which resulted in a loss of approximately $26,289 before tax (approximately $26,920 after tax). The loss is primarily included in Selling, general and administrative costs line item of the Consolidated Income Statements.

(3)
Deferred taxes which were classified as current at December 31, 2015 have been reclassified to non-current in accordance with Accounting Standards Update 2015-17, Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes. Deferred taxes previously recorded in 2015 within current assets and liabilities have been reclassified to non-current assets and liabilities in the amount of $216,127 and $36,399, respectively. As a result of deferred tax netting, non-current assets and liabilities were then adjusted in the amount of $168,232.

(4)
North America, EMEA, Asia-Pacific, Latin America and Corporate acquisitions and investments exclude $6,070, $41,454, $36,455, $244 and $26,214, respectively, of non-cash acquisitions and investments for 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

(5)
2014 information was adjusted to conform to the current year´s presentation due to the disaggregation of the International Segment disclosed previously into the EMEA Segment, Asia-Pacific Segment and Latin America Segment.

(6)
At December 31, 2014 debt issuance costs in the amount of $66,120 have been reclassified from Prepaid expenses and other current assets and Other assets and notes receivables to Long-term debt and capital lease obligations to conform to the current year´s presentation.

(7)
Deferred taxes which were classified as current at December 31, 2014 have been reclassified to non-current in accordance with Accounting Standards Update 2015-17, Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes. Deferred taxes previously recorded in 2014 within current assets and liabilities have been reclassified to non-current assets and liabilities in the amount of $245,354 and $34,787, respectively. As a result of deferred tax netting, non-current assets and liabilities were then adjusted in the amount of $211,403.

(8)
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

        For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

	Germany	North America	Rest of the World	Total
2016
Revenue external customers	$421,604	$12,885,879	$4,603,304	$17,910,787
Long-lived assets	907,921	15,227,607	3,181,818	19,317,346
2015
Revenue external customers	$400,401	$11,813,330	$4,523,851	$16,737,582
Long-lived assets	556,276	14,771,036	2,963,439	18,290,751
2014
Revenue external customers	$456,937	$10,500,095	$4,874,581	$15,831,613
Long-lived assets	520,690	14,753,136	3,182,123	18,455,949

23.   Subsequent Events

        On January 31, 2017, the Company announced an agreement with the United States Departments of Veterans Affairs and Justice resolving litigation commenced in 2014 regarding reimbursement for services provided to veterans by the Company's clinics during the period January 2009 through February 15, 2011. The agreement is expected to increase the Company's recognition of revenue in 2017 by approximately $100,000 (approximately €100,000). The estimated positive impact on the Company's net income (net income attributable to shareholders of Fresenius Medical Care & Co. KGaA) is expected to be approximately $45,000 to $50,000 (approximately €45,000 to €50,000). The payment is expected to be received in due course.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

24.   Supplemental Condensed Combining Information

        FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, Fresenius Medical Care US Finance, Inc. ("US Finance") acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes and the related indenture. The 6 7/8% Senior Notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% Senior Notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. The financial statements in this report present the financial condition of the Company, on a consolidated basis at December 31, 2016 and December 31, 2015 and its results of operations and cash flows for the periods ended December 31, 2016, 2015 and 2014. The following combining financial information for the Company is at December 31, 2016 and December 31, 2015 and for the periods ended December 31, 2016, 2015 and 2014, segregated between FMC US Finance as issuer, the Company, D-GmbH and FMCH as guarantors, and the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, the Company and the guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the year ended December 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Revenue	$—	$—	$1,930,408	$—	$19,269,789	$(3,289,410)	$17,910,787
Cost of revenue	—	—	1,218,268	—	14,162,753	(3,249,876)	12,131,145

Gross profit	—	—	712,140	—	5,107,036	(39,534)	5,779,642

Operating (income) expenses:
Selling, general and administrative(1)	—	150,457	225,873	23,507	2,557,983	21,935	2,979,755
Research and development	—	—	90,490	—	72,598	(724)	162,364

Operating income (loss)	—	(150,457)	395,777	(23,507)	2,476,455	(60,745)	2,637,523

Other (income) expense:
Interest, net	(7,152)	181,102	(3,925)	235,053	455	—	405,533
Other, net	—	(1,631,682)	299,545	(1,006,195)	—	2,338,332	—

Income (loss) before income taxes	7,152	1,300,123	100,157	747,635	2,476,000	(2,399,077)	2,231,990
Income tax expense (benefit)	2,625	56,856	118,090	(102,002)	909,834	(302,264)	683,139

Net income (loss)	4,527	1,243,267	(17,933)	849,637	1,566,166	(2,096,813)	1,548,851
Net income attributable to noncontrolling interests	—	—	—	—	305,584	—	305,584

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$4,527	$1,243,267	$(17,933)	$849,637	$1,260,582	$(2,096,813)	$1,243,267

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	For the year ended December 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,527	$1,243,267	$(17,933)	$849,637	$1,566,166	$(2,096,813)	$1,548,851

Gain (loss) related to cash flow hedges	—	30,311	1,412	—	(3,928)	—	27,795
Actuarial gain (loss) on defined benefit pension plans	—	(2,686)	(39,547)	45,479	(4,710)	—	(1,464)
Gain (loss) related to foreign currency translation	—	77,047	(16,128)	—	(83,079)	23,440	1,280
Income tax (expense) benefit related to components of other comprehensive income	—	(9,501)	(12,161)	17,941	(8,053)	—	(11,774)

Other comprehensive income (loss), net of tax	—	95,171	(66,424)	63,420	(99,770)	23,440	15,837

Total comprehensive income	$4,527	$1,338,438	$(84,357)	$913,057	$1,466,396	$(2,073,373)	$1,564,688
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	304,138	304,138

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,527	$1,338,438	$(84,357)	$913,057	$1,466,396	$(2,377,511)	$1,260,550

	For the year ended December 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$4,409	$1,029,445	$21,557	$591,247	$1,484,548	$(1,818,057)	$1,313,149

Gain (loss) related to cash flow hedges	—	40,358	—	—	19,773	—	60,131
Actuarial gain (loss) on defined benefit pension plans	—	2,228	53,574	21,765	4,267	—	81,834
Gain (loss) related to foreign currency translation	—	(46,797)	(63,961)	—	(258,491)	17,124	(352,125)
Income tax (expense) benefit related to components of other comprehensive income	—	(12,251)	(15,869)	(8,586)	(6,647)	—	(43,353)

Other comprehensive income (loss), net of tax	—	(16,462)	(26,256)	13,179	(241,098)	17,124	(253,513)

Total comprehensive income	$4,409	$1,012,983	$(4,699)	$604,426	$1,243,450	$(1,800,933)	$1,059,636
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	278,743	278,743

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$4,409	$1,012,983	$(4,699)	$604,426	$1,243,450	$(2,079,676)	$780,893

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	At December 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$38,207	$988	$—	$1,012,927	$(304,889)	$747,233
Trade accounts receivable, less allowance for doubtful accounts	—	—	152,040	—	3,372,856	(638)	3,524,258
Accounts receivable from related parties	1,266,328	1,867,405	994,691	2,344,048	4,124,502	(10,376,177)	220,797
Inventories	—	—	238,215	—	1,353,960	(182,341)	1,409,834
Prepaid expenses and other current assets	—	80,201	49,939	183	1,238,146	43,364	1,411,833

Total current assets	1,266,328	1,985,813	1,435,873	2,344,231	11,102,391	(10,820,681)	7,313,955
Property, plant and equipment, net	—	649	274,042	—	3,601,302	(102,780)	3,773,213
Intangible assets	—	657	44,528	—	796,804	5,209	847,198
Goodwill	—	—	52,908	—	13,613,538	—	13,666,446
Deferred taxes	—	105,601	49,495	—	166,127	(118,385)	202,838
Other assets and notes receivables(1)	—	14,297,824	36,194	14,515,756	7,471,030	(35,190,512)	1,130,292

Total assets	$1,266,328	$16,390,544	$1,893,040	$16,859,987	$36,751,192	$(46,227,149)	$26,933,942

Current liabilities:
Accounts payable	$—	$1,275	$25,315	$—	$580,104	$—	$606,694
Accounts payable to related parties	—	361,658	808,527	1,672,266	6,761,341	(9,325,437)	278,355
Accrued expenses and other current liabilities	29,771	39,189	126,974	150,676	2,309,043	(2,468)	2,653,185
Short-term borrowings	—	844,800	—	—	100,788	(343,094)	602,494
Short-term borrowings from related parties	—	1,310,482	—	—	—	(1,307,320)	3,162
Current portion of long-term debt and capital lease obligations	502,671	25,298	1,284	200,000	34,145	—	763,398
Income tax payable	—	10,410	—	—	119,599	—	130,009

Total current liabilities	532,442	2,593,112	962,100	2,022,942	9,905,020	(10,978,319)	5,037,297
Long term debt and capital lease obligations, less current portion	650,000	628,551	4,563	1,896,451	6,423,443	(2,400,463)	7,202,545
Long term borrowings from related parties	—	2,204,248	—	3,246,515	—	(5,450,763)	—
Other liabilities	—	102,595	3,862	410,454	103,597	38,334	658,842
Pension liabilities	—	20,090	381,788	—	175,137	(36,748)	540,267
Income tax payable	976	33,226	—	—	(2,368)	92,742	124,576
Deferred taxes	—	—	—	—	703,018	(30,751)	672,267

Total liabilities	1,183,418	5,581,822	1,352,313	7,576,362	17,307,847	(18,765,968)	14,235,794
Noncontrolling interests subject to put provisions and other temporary equity	—	—	—	—	1,241,088	—	1,241,088
Total FMC-AG & Co. KGaA shareholders' equity	82,910	10,808,722	540,727	9,283,625	17,553,919	(27,461,181)	10,808,722
Noncontrolling interests not subject to put provisions	—	—	—	—	648,338	—	648,338

Total equity	82,910	10,808,722	540,727	9,283,625	18,202,257	(27,461,181)	11,457,060

Total liabilities and equity	$1,266,328	$16,390,544	$1,893,040	$16,859,987	$36,751,192	$(46,227,149)	$26,933,942

(1)
Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	At December 31, 2015
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$2	$448	$5,055	$—	$544,443	$(448)	$549,500
Trade accounts receivable, less allowance for doubtful accounts	—	—	144,105	—	3,140,355	736	3,285,196
Accounts receivable from related parties	1,266,557	985,449	682,359	2,434,976	4,002,451	(9,153,507)	218,285
Inventories	—	—	233,012	—	1,256,252	(148,513)	1,340,751
Prepaid expenses and other current assets	—	91,902	60,024	983	1,186,883	34,923	1,374,715

Total current assets	1,266,559	1,077,799	1,124,555	2,435,959	10,130,384	(9,266,809)	6,768,447
Property, plant and equipment, net	—	595	267,926	—	3,260,604	(103,551)	3,425,574
Intangible assets	—	1,653	51,593	—	777,319	(76)	830,489
Goodwill	—	—	49,599	—	12,983,151	—	13,032,750
Deferred taxes	—	91,392	27,626	—	221,211	(151,396)	188,833
Other assets and notes receivables(1)	—	13,950,467	43,452	13,256,088	6,372,300	(32,503,146)	1,119,161

Total assets	$1,266,559	$15,121,906	$1,564,751	$15,692,047	$33,744,969	$(42,024,978)	$25,365,254

Current liabilities:
Accounts payable	$—	$7,233	$22,914	$—	$597,681	$—	$627,828
Accounts payable to related parties	—	277,986	497,410	1,668,390	5,386,272	(7,677,035)	153,023
Accrued expenses and other current liabilities	29,771	61,216	118,047	15,527	2,285,939	(7,363)	2,503,137
Short-term borrowings	—	—	—	—	109,700	(448)	109,252
Short-term borrowings from related parties	—	1,757,402	—	—	—	(1,738,350)	19,052
Current portion of long-term debt and capital lease obligations	—	25,228	—	200,000	439,107	—	664,335
Income tax payable	—	20,898	—	—	51,921	—	72,819

Total current liabilities	29,771	2,149,963	638,371	1,883,917	8,870,620	(9,423,196)	4,149,446
Long term debt and capital lease obligations, less current portion	1,157,603	663,515	—	2,113,544	6,657,108	(2,738,283)	7,853,487
Long term borrowings from related parties	—	2,276,600	—	2,680,741	—	(4,957,341)	—
Other liabilities	—	117,444	1,612	488,142	(176,998)	35,425	465,625
Pension liabilities	—	15,342	315,171	—	284,589	(29,774)	585,328
Income tax payable	801	11,900	—	—	22,060	127,739	162,500
Deferred taxes	—	—	—	—	693,815	(69,315)	624,500

Total liabilities	1,188,175	5,234,764	955,154	7,166,344	16,351,194	(17,054,745)	13,840,886
Noncontrolling interests subject to put provisions and other temporary equity	—	—	0	—	1,028,368	—	1,028,368
Redeemable Preferred Stock	—	—	—	235,141	(235,141)	—	—
Total FMC-AG & Co. KGaA shareholders' equity	78,384	9,887,142	609,597	8,290,562	15,991,690	(24,970,233)	9,887,142
Noncontrolling interests not subject to put provisions	—	—	—	—	608,858	—	608,858

Total equity	78,384	9,887,142	609,597	8,290,562	16,600,548	(24,970,233)	10,496,000

Total liabilities and equity	$1,266,559	$15,121,906	$1,564,751	$15,692,047	$33,744,969	$(42,024,978)	$25,365,254

(1)
Other assets and notes receivables are presented net of investment in equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share and per share data)

	For the year ended December 31, 2016
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$4,527	$1,243,267	$(17,933)	$849,637	$1,566,166	$(2,096,813)	$1,548,851
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(393,220)	—	(1,006,195)	—	1,399,415	—
Depreciation and amortization	—	1,251	66,502	—	738,307	(30,115)	775,945
Change in deferred taxes, net	—	(26,327)	(8,431)	—	37,690	(8,560)	(5,628)
(Gain) loss on sale of fixed assets and investments	—	(346)	3,148	—	(5,119)	—	(2,317)
(Gain) loss on investments	—	(67,509)	5,728	—	—	61,781	—
(Write Up) write-off loans from related parties	—	33,940	2,113	—	—	(36,053)	—
Compensation expense related to stock options	—	25,691	—	—	4,485	—	30,176
Investments in equity method investees, net	—	—	—	—	(58,608)	—	(58,608)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(13,141)	—	(230,566)	1,418	(242,289)
Inventories	—	—	(8,889)	—	(94,250)	36,471	(66,668)
Prepaid expenses and other current and non-current assets	—	60,145	10,466	106,963	(156,916)	33,093	53,751
Accounts receivable from / payable to related parties	(28)	(1,083,344)	7,812	150,463	274,202	705,103	54,208
Accounts payable, accrued expenses and other current and non-current liabilities	—	(35,530)	44,870	2,506	34,060	(177)	45,729
Income tax payable	175	12,007	—	(102,002)	129,680	(33,128)	6,732

Net cash provided by (used in) operating activities	4,674	(229,975)	92,245	1,372	2,239,131	32,435	2,139,882

Investing Activities:
Purchases of property, plant and equipment	—	(383)	(68,659)	—	(994,311)	33,361	(1,029,992)
Proceeds from sale of property, plant and equipment	—	86	546	—	17,030	—	17,662
Disbursement of loans to related parties	—	104,036	—	365,016	—	(469,052)	—
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	—	(148,005)	(885)	(200)	(576,467)	147,976	(577,581)
Proceeds from divestitures	—	80,115	—	—	192,267	(61,798)	210,584

Net cash provided by (used in) investing activities	—	35,849	(68,998)	364,816	(1,361,481)	(349,513)	(1,379,327)

Financing Activities:
Short-term debt, net	—	486,259	(27,900)	—	380,832	(343,094)	496,097
Long-term debt and capital lease obligations, net	(4,676)	(26,566)	552	241,012	(1,409,956)	469,052	(730,582)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	124,000	—	124,000
Proceeds from exercise of stock options	—	44,018	—	—	5,047	—	49,065
Dividends paid	—	(277,176)	—	—	(20,786)	20,786	(277,176)
Capital increase (decrease)	—	—	—	(607,200)	741,307	(134,107)	—
Distributions to noncontrolling interest	—	—	—	—	(325,762)	—	(325,762)
Contributions from noncontrolling interest	—	—	—	—	79,597	—	79,597

Net cash provided by (used in) financing activities	(4,676)	226,535	(27,348)	(366,188)	(425,721)	12,637	(584,761)

Effect of exchange rate changes on cash and cash equivalents	—	5,350	34	—	16,555	—	21,939

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(2)	37,759	(4,067)	—	468,484	(304,441)	197,733
Cash and cash equivalents at beginning of period	2	448	5,055	—	544,443	(448)	549,500

Cash and cash equivalents at end of period	$0	$38,207	$988	$—	$1,012,927	$(304,889)	$747,233

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

Schedule II – Valuation and Qualifying Accounts
(in thousands, except share data)

Development of allowance for doubtful accounts

	2016	2015	2014
Allowance for doubtful accounts as of January 1	$465,790	$418,508	$413,165
Change in valuation allowances as recorded in the consolidated statements of income	477,045	440,284	325,451
Write-offs and recoveries of amounts previously written-off	(433,713)	(381,087)	(309,058)
Foreign currency translation	(560)	(11,915)	(11,050)

Allowance for doubtful accounts as of December 31	$508,562	$465,790	$418,508

S-II