Form 20-F
period 2017-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2018-02-27
CIK 1333141

Use these links to rapidly review the document

Part III
Index of financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

           Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

           Indicate the number of outstanding shares of each of the issuer's class in the period covered by the annual report:

Ordinary Shares, no par value: 306,451,049

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ Emerging growth company ☐

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

           † The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP        ☒ International Financial Reporting Standards as issued by        ☐ Other
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

☐ Yes                ☒ No

i

Certain defined terms

        In this report, (1) the "Company" refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, "Information on the Company – History and Development of the Company – History" below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) "we", "us" and "our" refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) "Fresenius Medical Care AG" and "FMC-AG" refer to the Company as a German stock corporation before the transformation of legal form and "FMC-AG & Co. KGaA" refers to the Company as a German partnership limited by shares after the transformation and (4) "FMCH" and "D-GmbH" refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our shares as of February 16, 2018, 30.80% based on 306,451,049 outstanding shares, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. The phrase "Fresenius SE and its subsidiaries" refers to Fresenius SE and all of the companies of the Fresenius SE group, other than FMC-AG & Co. KGaA and the subsidiaries of FMC-AG & Co. KGaA. Each of "Management AG", "FMC Management AG" and the "General Partner" refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. "Management Board" and "our Management Board" refer to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" and "our Supervisory Board" refer to the supervisory board of FMC-AG & Co. KGaA. "Ordinary shares" refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following the conversion, we refer to our ordinary shares as "shares." The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management and procurement within our Global Manufacturing & Quality and Global Research & Development departments. All references in this report to the notes to our financial statements are to the notes to consolidated financial statements included in this report.

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

        These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes that could be enacted due to the announced intention of the Trump administration to continue its efforts to repeal and replace the Patient Protection and Affordable Care Act;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with current and future government regulations applicable to our business including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act, the Food, Drug and Cosmetic Act, and outside the U.S., the EU Medical Device Directive, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;

  •
  the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting healthcare benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

  •
  the impact of health care, tax and trade law reforms and regulation, including those proposed and enacted by the Trump administration in the U.S.;

  •
  product liability risks;

  •
  risks relating to our ability to continue to make acquisitions;

  •
  risks relating to our ability to attract and retain skilled employees, including shortages of skilled clinical personnel;

  •
  the impact of currency fluctuations;

  •
  potential impairment loss on assets in the Latin America Segment due to decreases in the recoverable amount of those assets relative to their book value;

  •
  our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

  •
  changes in our costs of purchasing and utilization patterns for pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals that compete with our products or services or the development of pharmaceuticals that greatly reduce the progression of chronic kidney disease;

  •
  launch of new technology that competes with our medical equipment and device businesses;

  •
  changes in raw material and energy costs or the inability to procure raw materials;

  •
  collectability of our receivables, which depends primarily on the efficacy of our billing practices and the financial stability and liquidity of our governmental and commercial payors;

  •
  our ability to achieve cost savings in various health care risk management programs in which we participate or intend to participate; and

  •
  the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines.

        Our business is also subject to the risks discussed in this report under "Risk Factors" in Item 3 below, "Key information" and other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

        Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of operations" in Item 5 below, "Operating and financial review and prospects." For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in this report.

        Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values.

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

Part I

Item 1.    Identity of directors, senior management and advisors

        Not applicable

Item 2.    Other statistics and expected timetable

        Not applicable

Item 3.    Key information

A.    Selected financial data

        The following table summarizes the consolidated financial information for our business for each of the years in the five-year period ended December 31, 2017. We derived the selected financial information from our consolidated financial statements. As of January 1, 2017, the consolidated financial statements and other financial information included in our quarterly reports on Form 6-K and this Annual Report on 20-F are prepared solely in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB"), using the euro as our reporting currency, and we have discontinued publishing U.S. GAAP financial information as of the end of 2016. KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), an independent registered public accounting firm, audited these financial statements. All American Depositary Share ("ADS") and per ADS data reflect the two-for-one split of the ADSs representing our Ordinary Shares and the ADSs representing our previously outstanding preference shares, which was effective December 3, 2012. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, "Operating and Financial Review and Prospects."

Selected financial data
	2017	2016	2015	2014	2013
	(in € millions ("M") except share and per share amounts)
Statement of operations data:
Revenue	17,784	16,570	15,455	12,145	11,215
Cost of revenues	11,780	10,954	10,277	8,155	7,434
Gross profit	6,004	5,616	5,178	3,990	3,781
Selling, general and administrative(a)	3,578	3,119	2,949	2,222	2,022
Research and development	131	147	128	94	96
Income from equity method investees	(67)	(59)	(28)	(19)	(20)
Operating income	2,362	2,409	2,129	1,693	1,683
Interest expense, net	354	366	353	310	308
Income before income taxes	2,008	2,043	1,776	1,383	1,375
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,280	1,144	955	781	811
Weighted average shares outstanding	306,563,400	305,748,381	304,440,184	302,339,124	303,815,122
Basic earnings per share(b)	4.17	3.74	3.14	2.58	2.67
Basic earnings per ADS	2.09	1.87	1.57	1.29	1.34
Fully diluted earnings per share(c)	4.16	3.73	3.13	2.57	2.66
Fully diluted earnings per ADS	2.08	1.87	1.57	1.29	1.33
Dividends paid (€)(c)	0.96	0.80	0.78	0.77	0.75
Balance sheet data at December 31:
Working capital	1,074	1,585	2,033	2,264	1,610
Total assets	24,025	25,504	23,246	20,673	16,519
Total long-term debt (excluding current portion)	5,795	6,833	7,214	7,425	5,570
Shareholders' equity	10,828	11,051	9,806	8,388	6,991
Capital stock – nominal value	308	307	313	311	309

(a)
Included in Selling, general and administrative are gains on the sale of dialysis clinics in the amount of €7 for 2013.

(b)
As of June 28, 2013 all preference shares for capital stock were converted into Ordinary Shares. As of December 31, 2017, only one class of shares exists.

(c)
Amounts shown for each year from 2017 to 2013 represent dividends paid in each such year with respect to our operations in the year preceding payment. Our General Partner's Management Board has proposed dividends with respect to operations in 2017 of €1.06 per share. These dividends are subject to approval by our shareholders at our Annual General Meeting ("AGM") to be held on May 17, 2018.

        We conduct our business on a global basis in various currencies with major operations located in the U.S. and Germany. We prepare our consolidated financial statements, from which we derived the selected financial data above, utilizing the euro as our reporting currency. We have converted the balance sheets of our non-euro denominated operations into euro at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the respective period, as shown.

        A summary of the spot and average exchange rates for the euro to U.S. dollars for the last three years is set forth below. The European Central Bank ("ECB") determines such rates ("Reference Rates") based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily around 4p.m. (CET).

Exchange rates
	December 31, 2017 spot exchange rate in €	December 31, 2016 spot exchange rate in €	2017 average exchange rate in €	2016 average exchange rate in €	2015 average exchange rate in €
1 U.S. dollar	0.83382	0.94868	0.88519	0.90342	0.90131

D.    Risk factors

        Before you invest in our securities, you should be aware that the occurrence of any of the events described in the following risk factors or elsewhere in this report, and other events that we have not predicted or assessed could have a material adverse impact on our business, financial condition and results of operations. If the events described below or other unpredicted events occur, then the trading price of our securities could decline and you may lose all or part of your investment.

Risks relating to regulatory matters.

We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.

        The delivery of healthcare services and products is highly regulated in most of the countries in which we operate. Proposals for legislative reform in these countries are often introduced to improve access to care, address quality of care issues and manage costs of the healthcare system. In the U.S., the Trump Administration and the 115th Congress have publicly announced their desire to pursue, and may enact, significant changes to existing health care programs. Certain health insurance provisions of the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") are targets for change. Changes of such nature could have significant effects on our businesses, both positive and negative, but the outcomes are impossible to predict.

        In October 2017, the Trump administration announced its decision to end subsidies, known as cost-sharing reduction (CSR) payments, to health insurance companies to help pay out-of-pocket costs of low-income Americans. Some commercial insurers have stated that they will need much higher premiums and may withdraw from the insurance exchanges created under the ACA if the subsidies were eliminated. However, in February 2018, the Trump administration appears to have altered course and requested $1.2 billion to fund insurance exchanges, including CSR payments, as part of the administration's 2019 budget. A portion of this requested funding is expected to also fund the dismantling of the insurance exchanges. We cannot predict whether the inclusion of this funding in the budget for 2019 will come to pass. As a result, significant increases in insurance premiums and a reduction in the availability of insurance through such exchanges could reduce the number of our commercially insured patients and shift such patients to Medicare and Medicaid. Because Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patient to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations. See "– Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit."

Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.

        We receive reimbursement for our healthcare services from both public, government-sponsored payors and private, commercial payors. A large portion of our businesses is reimbursed by government payors, in particular the Medicare and Medicaid program in the U.S. For the year ended December 31, 2017, approximately 34% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. The Medicare and Medicaid programs change their payment methodologies and funding from time to time in ways that are driven by changes in statute, economic conditions, and policy. For example, the Budget Control Act of 2011 ("BCA") effected a 2% reduction to Medicare payments and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs, took effect on April 1, 2013, which continues in force. In addition, options to restructure the Medicare program in the direction of a defined-contribution, "premium support" model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, are also likely to be considered. Changes in payment methodologies and funding or payment requirements of (without limitation) the End-Stage Renal Disease Prospective Payment System, the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We have very little opportunity to influence or predict the magnitude of those changes. For further information regarding Medicare and Medicaid reimbursement, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and Item 5, "Operating and Financial Review and Prospects – Overview."

        Government reimbursement programs generally pay less than private insurance. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. Therefore, if the private payors in the North America Segment reduce their payments for our services, or if we experience a material shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would materially decrease. Please see the table below detailing the percentage generated from government reimbursement and private payors in the North America Segment.

Government reimbursement in the North America Segment
Amounts in approximate € billions
		The North America Segment health care service revenue	Consolidated health care service revenue
Health care service revenue attributable to government reimbursement:		€12.0	€14.5
Medicare	€5.2	44%	36%
Medicaid	€0.8	6%	5%

Total Medicare and Medicaid	€6.0	50%	41%
Health care service revenue attributable to private payors:
Private (commercial) payors	€5.0	42%	35%
Hospitals	€1.0	8%	7%

Total private	€6.0	50%	42%

        Any of the following events, among others, could have a material adverse impact on our business, financial condition and results of operations:

  •
  we may be subject to reductions in reimbursement from private payors, including, for example, through their use of lower contract rates rather than rates based on our billed charges;

  •
  we may experience a reduction in our ability to attract commercially insured patients to utilize our health care services relative to historical levels;

  •
  a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by integrated care organizations, which may use payment methodologies that reduce reimbursement for our services. There can be no assurance that we can achieve future price increases from private insurers and integrated care organizations offering private insurance coverage to our patients; or

  •
  if efforts to restrict or eliminate the charitable funding of patient insurance premiums are successful, a portion of our patients who are currently covered by private insurers may elect to transition to government funded reimbursement programs that reimburse us at lower rates for our services. See Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement – Potential changes impacting our private payors" for further information.

If we do not comply with the numerous governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.

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

  •
  regulatory approvals and oversight of clinical and certain non-clinical research and development activities;

  •
  the quality, safety and efficacy of medical and pharmaceutical products and supplies;

  •
  the operation and licensure of manufacturing facilities, laboratories, dialysis clinics and other health care facilities;

  •
  product labeling, advertising and other promotion;

  •
  accurate reporting and billing for government and third-party reimbursement, including accurate and complete medical records to support such billing;

  •
  the discounting of reimbursed drug and medical device products and the reporting of drug prices to government authorities;

  •
  the collection, dissemination, access, use, security and privacy of protected health information or other protected data; and

  •
  compensation of medical directors and other financial arrangements with physicians and other referral sources.

        Failure to comply with one or more of these laws or regulations may give rise to a number of adverse legal consequences. These include, in particular, loss or suspension of federal certifications, loss or suspension of licenses under the laws of any state or governmental authority from which we generate substantial revenues, monetary and administrative penalties, increased costs for compliance with government orders, complete or partial exclusion from government reimbursement programs, refunds of payments received from government payors and government health care program beneficiaries due to failures to meet applicable requirements or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition and results of operations.

        The Company's medical devices and drug products are subject to detailed, rigorous and frequently changing regulation by the U.S. Food and Drug Administration ("FDA"), and numerous other national, supranational, federal and state authorities. In addition, the Company's facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA and comparable regulatory authorities outside the U.S. may suspend, revoke, or adversely amend the authority necessary for research, manufacture, marketing, or sale of our products and those of our suppliers. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, they could be subject to significant adverse administrative and judicial enforcement actions in the future. These possible enforcement actions could include warning letters, injunctions, civil penalties, seizures of the Company's products, and criminal prosecutions as well as dissemination of information to the public about such enforcement actions. These actions could result in, among other things, substantial modifications to the Company's business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company's business and have a material adverse impact on our business, financial condition and results of operations. For a discussion of our open FDA warning letter, see "Item 4B. "Information on the Company – Business Overview – Regulatory and legal matters – FDA warning letters."

        The Company operates many facilities and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. We rely on the Company's management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations. If employees were to deliberately, recklessly or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our revenues. If we fail to identify in our diligence process or to promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our revenues, with a resulting material adverse impact on our business, financial condition and results of operations.

        By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of "qui tam" or "whistle-blower" actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs. For information about certain of these pending investigations and lawsuits, see note 22 of the notes to our consolidated financial statements included in this report.

        In addition, there may be future legislative or regulatory changes that affect procedures or decision making for approving medical device or drug products. Any such legislation or regulations, if enacted or promulgated, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse impact on our business, financial condition and results of operations.

If we are unable to protect our information technology security systems against cyber attacks or prevent other privacy and data security incidents that result in privacy and data breaches that disrupt our operations or result in the unintended disclosure and access of sensitive personal information or proprietary or confidential information, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse impact on our business, financial condition and results of operations.

        We routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third-parties. We may be subject to breaches of the information technology security systems we use.

        A cyber-attack may penetrate our security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our products, to create system disruptions, cause shutdowns, or deploy viruses, worms, and other malicious software programs that attack our systems. We handle the personal data ("PD") of our patients and beneficiaries throughout the United States and other parts of the world. On occasion, we or our business associates may experience a breach under the U.S. Health Insurance Portability and Accountability Act Privacy and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD, a breach under the Data Protection Laws when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. We have redesigned the policies and procedures for internal reporting of potential privacy breaches and external reporting of privacy breaches, as governed by EU law, to comply with the European Union's General Data Protection Regulation. These policies and procedures are intended to help ensure (i) our compliance with the strict reporting deadlines of the EU General Data Protection Regulation and similar laws and regulations and (ii) swift remediation of any process defect.

        As we increase the amount of sensitive personal information that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. We have implemented security technologies, processes and procedures to protect sensitive personal information and proprietary or confidential information; however, there are no assurances that such measures will be effective against all types of breaches. Any failure to keep our information technology systems and our patients' and customers' sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our business associates or vendors, could adversely affect our reputation and operations and also expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

        The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees and their agents. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene the Company's compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse impact on our business, financial condition and results of operations. Beginning in 2012, the Company received certain communications alleging conduct in countries outside the U.S. that might violate the FCPA or other anti-bribery laws. Since that time, the Company's Supervisory Board, through its Audit and Corporate Governance Committee, has conducted investigations with the assistance of independent counsel. In a continuing dialogue, the Company voluntarily advised the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") about these investigations, while the SEC and DOJ (collectively the "government" or "government agencies") have conducted their own investigations, in which the Company has cooperated. In the course of this dialogue, the Company has identified and reported to the government, and has taken remedial actions including employee disciplinary actions with respect to, conduct that might result in the government agencies' seeking monetary penalties or other sanctions against the Company under the FCPA or other anti-bribery laws and impact adversely the Company's ability to conduct business in certain jurisdictions. The Company has recorded in prior periods a non-material accrual for certain adverse impacts that were identified. The Company has substantially concluded its investigations and undertaken discussions toward a possible settlement with the government agencies that would avoid litigation over government demands related to certain identified conduct. These discussions are continuing and have not yet achieved an agreement-in-principle; failure to reach agreement and consequent litigation with either or both government agencies remains possible. The discussions have revolved around possible bribery and corruption questions principally related to certain conduct in the Company's products business in a number of countries. The Company has recorded a charge of €200 M in the accompanying financial statements. The charge is based on ongoing settlement negotiations that would avoid litigation between the Company and the government agencies and represents an estimate from a range of potential outcomes estimated from current discussions. The charge encompasses government agencies claims for profit disgorgement, as well as accruals for fines or penalties, certain legal expenses and other related costs or asset impairments. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to FCPA and other anti-bribery law compliance. See "Item 15B. Management's annual report on internal control over financial reporting" and note 22 of the notes to our consolidated financial statements included in this report.

If our joint ventures violate the law, our business could be adversely affected.

        A number of the dialysis clinics and health care centers that we operate are owned, or managed, by joint ventures in which one or more hospitals, physicians or physician practice groups hold an interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. Because our relationships with physicians are governed by the federal and state anti-kickback statutes, we have structured our joint venture arrangements to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti-Kickback Statute; however, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute, the Stark Law or other similar laws worldwide, we could be required to restructure or terminate them. We also could be required to repay to Medicare, Medicaid as well as other federal health care program amounts pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from federal and state healthcare programs. Imposition of any of these penalties could have a material adverse impact on our business, financial condition and results of operations.

Risks relating to our business

If we fail to estimate, price for and manage our medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows.

        Through our value-based agreements and health insurance products, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments from governmental and commercial insurers. We currently participate in various value-based programs, including (i) the Centers for Medicare and Medicaid Services ("CMS") Bundled Payments for Care Improvement ("BPCI") program and Comprehensive End-Stage Renal Disease ("ESRD") Care initiative, (ii) Medicare Advantage chronic special needs plans and (iii) capitation or shared savings agreements with commercial insurers in which FMCH receives a fixed fee to cover all or a defined portion of the medical costs of a defined population of patients. For information on the value-based programs in which we participate, see Item 4B. "Information on the Company – Business Overview – Care Coordination – Health Plans."

        CMS relied on authority granted by the ACA to implement BPCI and the Comprehensive ESRD Care Model, which seeks to deliver better health outcomes for ESRD patients while lowering CMS' costs. Although Congress's efforts to date to repeal the ACA have been unsuccessful, further efforts to repeal or revise the ACA and the posture of CMS in the Trump Administration toward projects of this sort may affect the project's future prospects in ways which we currently cannot quantify or predict.

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

        Our profitability in our value based agreements and insurance products is dependent in part upon our ability to contract on favorable terms with hospitals, physicians and other health care providers. The failure to maintain or to secure cost-effective health care provider contracts may result in a loss of beneficiaries or higher medical costs, which could adversely affect our business.

We are exposed to product liability, patent infringement and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.

        Healthcare companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us; for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse impact on our business, financial condition and results of operations. See note 22 of the notes to consolidated financial statements included in this report.

        While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all, or that our insurance carriers will not dispute their coverage obligations. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker's compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim in excess of the limits of our insurance coverage could have a material adverse impact on our business, financial condition and results of operations. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and result in a loss of customer confidence in us or our products, which could have a material adverse impact on our business, financial condition and results of operations.

Our growth depends, in part, on our ability to continue to make acquisitions.

        The healthcare industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed by the United States or other countries' competition laws or under our credit documents. If we make future acquisitions, we may need to incur additional debt or assume significant liabilities, either of which might increase our financial leverage and cause the prices of our debt securities to decline and increase our future financing costs. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company's infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities or non-compliant business practices not disclosed by the seller or not uncovered during due diligence. If we are unable to effect acquisitions on reasonable terms or integrate them successfully there could be an adverse effect on our business, financial condition and results of operations.

        We also compete with other health care companies in seeking suitable acquisition targets. The continuing consolidation of health care providers and other consolidation in the health care industry generally could adversely affect future growth, including growth of our product sales.

We face specific risks from international operations.

        We operate dialysis clinics in around 50 countries and sell a range of products and services to customers in around 150 countries. Our international operations are subject to a number of risks, including but not limited to the following:

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

  •
  potential increases in tariffs and trade barriers that could result from withdrawal by the United States or other countries from major multilateral trade agreements;

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

        Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse impact on our business, financial condition and results of operations.

We could be adversely affected if we experience shortages of components or material price increases from our suppliers.

        Our purchasing strategy is aimed at developing partnerships with strategic suppliers through long-term contracts and at the same time ensuring, where reasonably practicable, that we have at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing). To prevent loss of suppliers, we monitor our supplier relationships on a regular basis. Suppliers which are integral to our procurement functions are subject to performance and risk analyses. Through constant market analyses, a demands-based design of supplier relationships and contracts, as well as the use of financial instruments, we seek to mitigate disruptive component shortages and potential price increases. If we are unable to counteract the risk of bottleneck situations at times of limited availability of components and other materials in spite of our purchasing strategy in combination with ongoing monitoring of market developments, this could result in delays in production and hence have an adverse effect on our results of operations. Similarly, material price increases by suppliers could also adversely affect our result of operations.

If physicians and other referral sources cease referring patients to our health care service businesses and facilities or cease purchasing or prescribing our products, our revenues would decrease.

        In providing services within our health care business, we depend upon patients' choosing our health care facilities as the location for their care. Patients may select a facility based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility, pharmacy, physician practice, vascular surgery center or urgent care center to an ESRD patient, including, but not limited to, the quality of care at a facility, the competency of a facility's staff, convenient scheduling, and a facility's location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of new or existing patients to competing facilities, including facilities established by the physicians themselves. At most of our dialysis clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis business also depends on recommendations by hospitals, managed care plans and other healthcare institutions. We have no ability to dictate these recommendations and referrals. If a significant number of physicians, hospitals or other healthcare institutions cease referring their patients to our clinics, this would reduce our health care revenue and could materially adversely affect our overall operations.

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

        Job losses or changes in the unemployment rate in the United States may result in a smaller percentage of our patients being covered by an employer group health plan and a larger percentage being covered by lower paying Medicare and Medicaid programs. Employers and individuals who obtain insurance through exchanges established under the ACA might also begin to select more restrictive commercial plans with lower reimbursement rates. To the extent that payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we expect to collect.

        We depend on the financial markets for access to capital, as do our renal product customers and commercial healthcare insurers. Limited or more expensive access to capital could make it more difficult for these customers to do business with us, or to do business generally, which could adversely affect our businesses.

        In addition, uncertainty in the financial markets could adversely affect the variable interest rates payable under certain of our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future. Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to adversely affect our businesses and results of operations.

Any material disruption in federal government operations and funding could have a material adverse impact on our business, financial condition and results of operations.

        A substantial portion of our revenues is dependent on federal healthcare program reimbursement, and any disruptions in U.S. government operations could have a material adverse impact on our business, financial condition and results of operations. If the U.S. government defaults on its debt, there could be broad macroeconomic effects that could raise our cost of borrowing funds, and delay or prevent our future growth and expansion. Any future federal government shutdown, U.S. government default on its debt and/or failure of the U.S. government to enact annual appropriations could have a material adverse impact on our business, financial condition and results of operations. Additionally, disruptions in U.S. government operations may negatively impact regulatory approvals and guidance that are important to our operations, and create uncertainty about the pace of upcoming health care regulatory developments.

If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technological development.

        Our continued growth in the health care business will depend upon our ability to attract and retain skilled workforce. Competition for those employees is intense. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as employees of or consultants to our health care services businesses. If we are unable to achieve that goal or if doing so requires us to bear increased costs this could adversely impact our growth and results of operations.

        Our health care products business depends on the development of new products, technologies and treatment concepts to be competitive. Competition is also intense for skilled engineers and other technical research and development personnel. If we are unable to obtain and retain the services of key personnel, the ability of our officers and key employees to manage our growth would suffer and our operations could suffer in other respects. These factors could preclude us from integrating acquired companies into our operations, which could increase our costs and prevent us from realizing synergies from acquisitions. Lack of skilled research and development personnel could impair our technological development, which would increase our costs and impair our reputation for production of technologically advanced products.

Diverging views of fiscal authorities could require us to make additional tax payments.

        We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We could potentially receive notices of unfavorable adjustments and disallowances in connection with certain of these audits. If we are unsuccessful in contesting unfavorable determinations we could be required to make additional tax payments, which could have a material adverse impact on our business, financial condition and results of operations in the relevant reporting period. See Item 5, "Operating and financial review and prospects – IV. Financial position."

A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable.

        Our health care product business, as well as our dialysis services business outside the U.S. differs across the regions in which we operate. In many cases, our products and services are paid, either directly or indirectly, by government institutions. We believe the risk of default from a government payor is lower in comparison to the commercial payors worldwide. On a country level, the payor base is characterized by distinct customer or payor groups which can range in volume from a few customers to a considerable amount of customer types which have varying levels of risk associated with default or non-payment of receivables. In certain cases, a resulting dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable and can adversely affect our business, results of operations and financial condition. We continuously seek to mitigate these risks by actively negotiating long-term contracts with major customers, targeted marketing activities, developing new product and pricing models as well as improving our service and quality.

Risks relating to our securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

        At December 31, 2017, we had consolidated debt of €7,448 M and consolidated total shareholders' equity of €10,828 M. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

        In October 2012, we entered into a syndicated Credit Agreement, which was amended in November 2014 as well as in July 2017 (the "Amended 2012 Credit Agreement"). Our Amended 2012 Credit Agreement, the indentures relating to our senior notes (generally referred to as "Bonds" in this report) and our accounts receivable securitization program (the "A/R Facility" or the "Accounts Receivable Facility") include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2012 Credit Agreement and the A/R Facility, we are obligated to maintain our consolidated leverage at or below an established maximum ratio of consolidated net funded debt to consolidated EBITDA ("Net Leverage Ratio") as these terms are defined in the respective financing agreements.

        Our Amended 2012 Credit Agreement and the indentures related to our Bonds include other covenants which, among other things, restrict or could have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the credit agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.

Fresenius SE owns 100% of the shares in the General Partner of our Company and is able to exercise management control of FMC-AG & Co. KGaA.

        Fresenius SE owns 30.80% of our outstanding shares, excluding treasury shares that we held, as of February 16, 2018. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE's consent, either or both of which could adversely affect the price of our shares. Our Articles of Association require that the General Partner or a parent company hold more than 25% of our share capital, and the necessity for such a significant investment in connection with an acquisition of the General Partner could also discourage or preclude a change of control through acquisition of the General Partner, which also could adversely affect the price of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws, and we are exempt from most of the governance rules of the New York Stock Exchange.

        Under the pooling agreement that we have entered into for the benefit of public holders of our shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC and to file information with the SEC with respect to annual and general meetings of our shareholders. As of June 2016, the pooling agreement provides that we may prepare such financial statements in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") or IFRS and, commencing with our report for the first quarter of 2017, we prepare sour quarterly and annual financial statements in accordance with IFRS with the euro as our reporting currency. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors (currently, Mr. Rolf A. Classon and Mr. William P. Johnston, to certain transactions between us and Fresenius SE and its affiliates.

        We are a "foreign private issuer," as defined in the SEC's regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC's proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short – swing profit recovery provisions of Section 16 of the Exchange Act. We are also generally exempt from most of the governance rules applicable to companies listed on the New York Stock Exchange ("NYSE"), including the requirement that our board have a majority of independent directors (as defined in those rules) and the obligation to maintain a compensation committee of independent directors. We are required to maintain an audit committee in accordance with Rule 10A – 3 under the Exchange Act and to provide annual (and, if required, quarterly) affirmations of our compliance. We must also disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities. See Item 16G, "Corporate governance."

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

        In March, 2006, we completed the acquisition of Renal Care Group, Inc. ("RCG"), a Delaware corporation with principal offices in Nashville, Tennessee. RCG was the fourth largest dialysis care provider at the time of acquisition. RCG added additional clinics and services to our operations and continues to operate as a subsidiary. Please see Item 4C, "Information on the Company – Organizational Structure."

        In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Galenica AG and Vifor (International) AG) and one for the U.S. (with Luitpold Pharmaceuticals Inc. and American Regent, Inc.), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) (outside of the U.S.). In December 2010, we announced the expansion of our agreements with Galenica by forming a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma, ("VFMCRP"), with the intention to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. FMC-AG & Co. KGaA owns 45% of the company which is headquartered in Switzerland. With VFMCRP, we have distribution arrangements for:

Venofer®	Ferinject®	Velphoro®
OsvaRen®	Phosphosorb®	Mircera®
Retacrit®	Vadadustat	Veltassa®
Avacopan (CCX-168)	CCX-140

        For more information on our primary pharmaceutical licenses and distribution agreements. Please see Item 4B, "Information on the Company – Business overview – Renal pharmaceuticals."

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

        In 2013, Spectra, our laboratory testing for others in the U.S., acquired Shiel Medical Laboratory ("Shiel"), a company providing comprehensive non-dialysis laboratory services in the New York-New Jersey metropolitan area. In December 2017, we divested Shiel to further optimize our Care Coordination portfolio. The decision to divest Shiel reflects our goal to further optimize our Care Coordination portfolio. Spectra Laboratories is not affected by the divestiture.

        In July 2014, we made an investment for a majority interest in Sound, a physician services organization focused on hospitalist, emergency, intensivist and post-acute care services, furthering our strategic investments and expanding the health care services we offer. In May 2014, the Company acquired MedSpring Urgent Care Centers ("MedSpring") with operations in Illinois and Texas. MedSpring's 14 urgent care centers provide convenient, consistent, high-quality primary care and customer service. In October 2014 we acquired Laurus Healthcare L.P., which does business under the trade name National Cardiovascular Partners ("NCP"). NCP is the leading operator of outpatient cardiac catheterization and vascular laboratories in the U.S. In November 2014, Sound acquired Cogent Healthcare, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers. In 2017, we increased our interest in Sound raising our majority interest to almost 100% during the first half of 2017.

        In November 2016, we acquired Xenios AG, a medical technology company focusing on minimally invasive treatment of lung and cardiac failure ("Xenios").

        In 2017, we acquired a majority stake in Cura Group ("Cura"), a leading operator of 19 private, day hospitals across Australia. We intend to strengthen our portfolio by scaling up to around 40 outpatient facilities in the Australian market.

        In August 2017, we entered into a definitive agreement to acquire NxStage Medical, Inc. ("NxStage"), a leading medical technology company that develops, manufactures and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. Consummation of the acquisition is conditioned on: (i) the absence of any governmental order or law preventing the merger or making the consummation of the merger illegal, (ii) receipt of regulatory approvals, including the expiration or termination of the applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and antitrust notification and approvals in Germany and (iii) other customary closing conditions. Thus far, we completed the clearance process as prescribed by the Federal Cartel Office in Germany in October of 2017 and we initiated document production in response to the U.S. Federal Trade Commission's second request. The transaction is expected to close in 2018, subject to the remaining U.S. regulatory approvals and other closing conditions.

        In accordance with the authorization provided by our shareholders at our AGM held May 12, 2016, in June 2016, we amended our pooling agreement to permit us to prepare the financial statements and other financial information in our reports filed with or furnished to the SEC in accordance with IFRS. See Item 16G, Corporate Governance, "Description of the Pooling Arrangements." As of January 1, 2017, our financial statements and financial information are prepared in accordance with IFRS, using euro as our reporting currency. We filed the first such report in May 2017 with respect to the quarter ended March 31, 2017.

        In December, 2017 we announced implementation of a share buyback program, making use of the authorization granted by our 2016 AGM. We purchased a total of 660,000 shares in transactions on the Frankfurt Stock Exchange for a total of €57.9M. See Note 17 of the notes to consolidated financial statements included in this report.

B.    Business overview

Our business

        We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from ESRD as well as other health care services. We develop and manufacture a full range of dialysis machines, systems and disposable products, which we sell to customers in around 150 countries and also use in our internal health care service operations. Our dialysis business is therefore vertically integrated. We describe our other health care services as Care Coordination. Care Coordination currently includes, but is not limited to, coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, non-dialysis laboratory testing services (until December 2017), physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Care Coordination also includes the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent our health care services. A summary representation of our services and products is as follows:

Health care services		Health care products

Dialysis care services	Care Coordination services	Dialysis products
ESRD-related treatments	Hospital-related physician services*	Hemodialysis machines and peritoneal dialysis cyclers
ESRD-related laboratory testing services	Pharmacy services	Dialyzers
Acute dialysis services	Vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services	Peritoneal solutions
	Health plan services	Hemodialysis concentrates, solutions and granulates
	urgent care services	Bloodlines
	Physician nephrology and cardiology services	Systems for water treatment
	Ambulant treatment services	Renal pharmaceuticals
	Non-dialysis laboratory testing services (until December 2017)	Other equipment & medical devices
Non-dialysis products
Acute cardiopulmonary products
Apheresis products

*
Includes the coordinated delivery of emergency, intensivists and hospitalists physician services as well as transitional care.

        The following table summarizes revenues for our North America Segment, EMEA Segment, Asia-Pacific Segment and our Latin America Segment in our major categories of activity, health care services and health care products for the three years ended December 31, 2017, 2016 and 2015.

Major categories of revenue
	2017	2016	2015
	(in € M)
Total
Health care services	14,532	13,506	12,439
Health care products	3,252	3,064	3,016

	17,784	16,570	15,455
North America Segment
Health care services	12,036	11,214	10,222
Health care products	843	816	794

	12,879	12,030	11,016
EMEA Segment
Health care services	1,237	1,169	1,104
Health care products	1,310	1,240	1,265

	2,547	2,409	2,369
Asia-Pacific Segment
Health care services	744	659	601
Health care products	879	815	752

	1,623	1,474	1,353
Latin America Segment
Health care services	515	464	511
Health care products	205	179	180

	720	643	691

        We receive a substantial portion of our North America segment revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2017, 2016 and 2015 regarding the percentage of our U.S. patient service revenue included in our health care service revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

U.S. patient service revenue
	Year ended December 31,
	2017	2016	2015
Medicare program	43.6%	43.6%	44.6%
Private / alternative payors	41.8%	43.2%	42.6%
Medicaid and other government sources	6.2%	5.0%	4.7%
Hospitals	8.4%	8.2%	8.1%

Total	100.0%	100.0%	100.0%

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

        At the end of 2017, about 3.2 M (3.0 M in 2016) patients regularly underwent dialysis worldwide. For dialysis treatment, we distinguish between two types: hemodialysis ("HD") and peritoneal dialysis ("PD"). In HD, a hemodialysis machine controls the flow of blood from the patient, the blood is cleansed by means of a specially designed filter known as a dialyzer and then pumped back into the body. With PD, the patient introduces a dialysis solution into his or her abdominal cavity and the patient's peritoneum is used as a dialyzing membrane. We provide dialysis services and products for both therapy methods. As a leading global healthcare company, we offer health care services and products in around 150 countries around the world with a focus on the following areas:

  •
  Hemodialysis – treatment in specialized clinics

  •
  Peritoneal dialysis – treatments largely administered by patients

  •
  Home hemodialysis – treatment administered by patients at home

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

        The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are administered with the assistance of a nurse or dialysis technician under the general supervision of a physician. Hemodialysis patients generally receive treatment three times per week, typically for three to five hours per treatment.

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

Dialysis services

        We provide dialysis treatment and related laboratory and diagnostic services through our global network of 3,752 outpatient dialysis clinics in 2017 (3,624 outpatient dialysis clinics in 2016). At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. In hemodialysis treatment, a nurse connects the patient to the dialysis machine via bloodlines, and monitors the dialysis equipment and the patient's vital signs. The capacity of a clinic is a function of the number of stations and additional factors such as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

        As part of the dialysis therapy, we provide a variety of services to ESRD patients at our dialysis clinics in the U.S. These services include administering erythropoietin stimulating agents ("ESAs"), which are synthetic engineered hormones that stimulate the production of red blood cells. ESAs are used to treat anemia, a medical complication that ESRD patients frequently experience. We administer ESAs to most of our patients in the U.S. ESAs have historically constituted a material portion of our overall costs of treating our ESRD patients.

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

Dialysis products

        Based on internal estimates prepared using our MCS (see "Major markets and competitive position," below), publicly available market data and our data of significant competitors, we are the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Most of our customers are dialysis clinics. For the year 2017, dialysis products accounted for 18% of our total revenue.

        We produce and distribute a wide range of machines and disposables for HD, PD and acute dialysis. The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other dialysis products. The following amounts exclude intercompany product sales:

Dialysis product revenue
	Year ended December 31,
	2017		2016		2015
	Total product revenues	% of total	Total product revenues	% of total	Total product revenues	% of total
	(in € M)
Hemodialysis products	2,649	81%	2,521	82%	2,453	81%
Peritoneal dialysis products	368	11%	348	11%	348	12%
Other	235	7%	195	6%	215	7%

Total	3,252	100%	3,064	100%	3,016	100%

Hemodialysis machines

        Our advanced line of hemodialysis machines includes four series: 2008, 4008, 5008 and 6008. We developed the 4008 and 5008 Series for our markets outside of North America and the 2008 Series for the North American market. Additionally, in 2016, we introduced the 6008 Series with the launch of our 6008 CAREsystem. The machines produced within these four series are set forth below:

2008 Series	4008 Series	5008 Series	6008 Series
2008K2	4008 Classix	5008 CorDiax	6008 CAREsystem
2008T		5008S CorDiax
2008K@Home

        Our various models of these machine series utilize our latest research and development efforts to improve the dialysis process in order to gain further time for patient care. Examples of these improvements include the addition of Clinical Data eXchange™ ("CDX"), which allows the clinician to access Medical Information System ("MIS") data directly from the dialysis station. In addition, the 2008K@home Wet Alert option provides a wireless wetness detector for the identification of blood leakage during dialysis.

        Other features of our range of dialysis machines include:

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

  •
  Auto Flow and Idle mode enable dialysate savings

  •
  Battery backup which continues operations of the blood circuit and all protective systems up to 20 minutes following a power failure

  •
  Online clearance monitor with the measurement of dialyzer clearance for quality assurance with On-Line Clearance monitoring

  •
  CDX , which eliminates the loss of valuable treatment space allocated to MIS systems and carts

  •
  bibag® Online Dry Bicarbonate Concentrate system, which produces bicarbonate concentrate directly in the machine eliminating the need for liquid bicarbonate jugs or a central bicarbonate system

  •
  Online data collection capabilities and computer interfacing with our Therapy Data Management System and/or medical information systems

  •
  Monitoring and assessment of prescribed therapy

  •
  Capability to connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network

  •
  Entry of nursing records automatically at bedside

  •
  Adaptability to new data processing devices and trends

  •
  Performance of home hemodialysis with remote monitoring by a staff caregiver

  •
  Recording and analysis of trends in medical outcome factors in hemodialysis patients.

Dialyzers

        Dialyzers are specialized filters that remove waste products, toxins and excess water from the blood during dialysis. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We manufacture several series including Hemoflow™, FX class® and Optiflux® Series, the leading dialyzer brand in the US. Our Fresenius Polysulfone® and Helixone® membranes are produced from highly biocompatible synthetic materials. For example, the Helixone®plus membrane used in our FX CorDiax dialyzer selectively filters out toxins such as phosphates to reduce the risk of cardiovascular disease.

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

  •
  Environmentally friendly material:  Outside of the North America Segment, our stay•safe® system is made of Biofine®, a material developed by Fresenius, which is PVC free and requires less energy to manufacture, generates less waste and is easy to recycle.

        APD therapy: The effectiveness of APD therapy depends on the solution dwell time in the abdomen, the composition of the solution used, the volume of solution and the duration of the treatment, usually 8 - 10 hours. APD using our product line, which includes our sleep•safe cycler, sleep•safe harmony cycler and Liberty® cycler, offers a number of benefits to PD patients:

  •
  Improved quality of life.  The patient is treated at night which can lead to a more normal life during the day without fluid exchange every few hours.

  •
  Improved adequacy of dialysis.  By adjusting the parameters of treatment, it is possible to provide more dialysis to the patient compared to CAPD therapy. This therapy offers important options to physicians such as improving the delivered dose of dialysis for certain patients.

  •
  Personalized APD.  Adapted APD with the sleep•safe cycler and sleep•safe harmony cyclers allow patients to be treated using a modified version of APD where short dwell times with small fill volumes are used first to promote ultrafiltration and subsequently longer dwell times and larger fill volumes promote the removal of uremic toxins from the blood. In addition, our newest upgrade to the Liberty cycler, Liberty Select, offers many enhancements for a better patient experience, including the ability to customize the therapy to individual patient needs.

  •
  Patient management software:  We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystem® and Pack-PD®. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized. In addition, a new easy to navigate Prescription Calculator is now available as an educational tool to assist nephrologists in designing prescriptions for their patients.

Non-Dialysis Products

        Therapeutic apheresis: With the portfolio of therapeutic apheresis products, we offer extracorporeal therapy options for patients who cannot be sufficiently treated through conventional pharmaceutical regimens. This includes the removal of metabolic products, toxins, autoantibodies and immuncomplexes. This therapy uses selective adsorbers and filters for the cleaning of blood or plasma compartment.

  •
  Lipoprotein Apheresis: We offer the single-use adsorber DALI® for the cleaning of whole blood from low-density cholesterol (LDL), Lipoprotein (a) and other molecules of the lipid metabolism. The cascade filter system MONET® targets the same molecules but works over plasma cleaning instead of addressing whole blood.

  •
  Immunoadsorption: the semi-selective immunoadsorber GLOBAFFIN® offers a broad spectrum of possible treatment options and targets wherever the depletion of immunglobulines "G" is warranted. Its regeneration option allows multiple rounds of treatments and is therefore specifically suitable for high-dose therapies. The single-use adsorber IgEnio® aims to support patients with atopic disease conditions and comes as an easy-to-apply single-pass adsorber.

        Liver support therapy: With Prometheus®, we offer a combinational system of dialysis modality and plasma apheresis to clean the blood from soluble and non-soluble toxins arising in the context of acute liver failure.

        Extracorporeal lung and heart assist therapies: In December 2016, we acquired Xenios which researches and innovates products and therapies for indications like Acute Respiratory Distress Syndrome (ARDS), Chronic Obstructive Pulmonary Disease (COPD) and cardiogenic shock. The products and therapies using extracorporeal gas exchange allow the lung time to rest and to heal which is accomplished through the interventional lung assist supporting, preventing or replacing the need for mechanical ventilation from partial CO2 removal to full oxygenation. Specifically, the medical need for these therapies is associated with:

  •
  acute lung failure due to ARDS, acute exacerbations in chronic obstructive pulmonary disease (AECOPD)

  •
  Ventilation-induced lung injuries

  •
  Ventilation-associated pneumonia

  •
  Ventilation-associated diaphragm dysfunction

  •
  Difficult weaning from ventilation

  •
  Product: Xenios platform

        Xenios has three brands: (i) novalung, (ii) i-cor and (iii) medos, which run on a single platform. This platform enables next-generation therapies for lung and heart failure with the following features:

  •
  the unique platform for three applications combining ICU (novalung: iLA activve system platform), cath lab (i-cor: i-cor system) and OR (medos: deltastream system)

  •
  adaptability of the system to patient and physician needs

  •
  increased safety through integrated emergency functions

  •
  Product: Novalung

        The novalung product family enables therapies for lung failure that are adapted to specific indications. Novalung products' smaller cannulas lower the threshold for adoption which means that they can replace or reduce invasive mechanical ventilation with therapies tailored to the needs of each patient. The novalung platform performs different levels of CO2 removal and oxygenation in AECOPD.

Renal pharmaceuticals

        We continue to develop, acquire and in-license renal pharmaceuticals to improve dialysis treatment for our patients. Below are the primary renal pharmaceuticals we have developed or for which we have obtained licenses for use:

PhosLo®

        In November 2006, we acquired PhosLo®, a calcium-based phosphate binder. Phosphate binders keep phosphorus levels in ESRD patients in a healthy range by preventing the body from absorbing phosphorus from foods and assisting the passing of excess phosphorous out of the body. We have received approval of PhosLo® in selected European countries. In October 2008, a competitive generic phosphate binder was introduced in the U.S. market, which reduced our PhosLo® sales in 2009. In October 2009, we launched an authorized generic version of PhosLo® to compete in the generic calcium acetate market. In April 2011, the FDA approved our New Drug Application (NDA) for Phoslyra®, a liquid formulation of PhosLo®. We continue to commercialize the authorized generic version of calcium acetate as well as Phoslyra® in the U.S. market.

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

Velphoro®

        As part of the agreement to create VFMCRP, Galenica also contributed to the new company the asset (excluding Japan) Velphoro®, a novel iron-based phosphate binder. Fresenius Medical Care North America ("FMCNA") markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the U.S. market. The product for the U.S. market is supplied by an FDA approved, Vifor manufacturing facility in Switzerland and an FDA approved contract manufacturer also located in Switzerland. Velphoro® has also been approved in Europe via the central approval process and has been commercially launched in Germany, the United Kingdom, Sweden, Denmark, the Netherlands, Belgium and Switzerland. Velphoro® has also been approved in France, Italy and Spain. The VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL.

OsvaRen® and Phosphosorb®

        In June 2015, we further developed our joint venture, VFMCRP, with Galenica. In addition to the iron replacement products Ferinject® and Venofer® for use in nephrology indications as well as the phosphate binder Velphoro® in our shared product portfolio, VFMCRP acquired nephrology medicines commercialized by us, including the phosphate binders OsvaRen® and Phosphosorb®. The transfer of the marketing rights was largely completed during the fourth quarter of 2015, allowing the joint venture to further develop its sales and marketing in key European markets. For more information on the transfer please see note 5 in the notes to the consolidated financial statements included in this report.

        In 2017, an initial public offering took place for Galenica's pharmacy and logistics division. The remainder of Galenica, its pharmaceutical division, is now named Vifor Pharma Ltd. and has now replaced Galenica as our partner in VFMCRP.

Care Coordination

        Care Coordination activities within in the United States include, but are not limited to, the following services:

Laboratory Services

        We provided general testing, clinical anatomic pathology and molecular testing for health care providers until December 2017 when this business was divested.

Pharmacy Services

        We offer pharmacy services, mainly in the U.S. These services include providing renal medications and supplies to the homes of patients or to their dialysis clinic directly from renal pharmacists who are specially trained in treating and counseling patients living with kidney disease.

Vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services

        We operate vascular access centers, mainly in the U.S., as well as develop, own and manage specialty outpatient surgery centers for vascular care. A patient receiving hemodialysis must have a vascular access site to enable blood to flow to a dialysis machine for cleansing and to return the newly cleaned blood to the body. Our centers maintain these vascular access sites, helping to ensure maturation before use and good flow of blood. Additionally, our vascular access services provide both cardiovascular and endovascular specialty services. Cardiovascular procedures are similar to the vascular access procedures discussed above with a focus on treatment for heart disease, while endovascular surgical procedures are minimally invasive and designed to access many regions of the body via major blood vessels and assist in both the maintenance of hemodialysis accesses and treatment of peripheral artery disease.

Hospitalist, emergency and intensivist services

        We employ physicians providing care in hospitals and post-acute care centers. Our hospitalist services utilize a consistent, patient-centered approach that relies on experienced physician leadership and a web-based workflow platform. We also provide intensivist services, which focus on the general medical care of hospitalized patients and the care of critically ill patients, usually in the intensive care unit, and the care of patients in post-acute centers.

Health Plan

        We are continuing to expand our activities in value-based healthcare contracting. Value-based contracting includes shared savings arrangements in which private payors or government programs share the savings from reductions in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Such contracting also includes capitated arrangements in which private payors or government programs pay us a fixed amount per member under management to fund beneficiary medical expenses. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities. We currently participate in the following value-based programs:

  •
  Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians can form entities known as ESRD Seamless Care Organizations, or "ESCOs," as part of a new payment and care delivery model that seeks to deliver better health outcomes for ESRD patients while lowering CMS' costs. We are presently participating in the Model through 24 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS' cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. As of January 1, 2018, the existing twenty-four ESCOs expanded by adding new physician practice partners and dialysis facilities, growing the number of patients participating from approximately 26,000 in 2017 to 41,000 in 2018.

    In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving care coordination through the ESCOs. This success was validated by an independent report, which showed a nearly nine percent decrease in hospitalization rates for these patients during the same time. As a result, the Company's ESCOs together generated more than $43M in gross savings, an average 5.47% reduction in expenditures per patient, with all six of its first-year ESCOs exceeding the shared savings benchmark.

  •
  BPCI is a CMS pilot initiative, extended through September 30, 2018, with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. Our majority-owned subsidiary, Sound Inpatient Physicians, Inc. ("Sound"), commenced participation under BPCI in April 2015 in several markets. Under the BPCI, we have the ability to receive additional payments if we are able to deliver quality care at a cost that is lower than certain established benchmarks, but also have the risk of incurring financial penalties if we are unsuccessful in doing so. Should Sound fail to perform as required under its BCPI agreement, CMS may terminate Sound's participation in the BPCI program, in whole or in part.

  •
  On January 9, 2018, CMS announced the launch of a new bundled payment model named Bundled Payments for Care Improvement Advanced ("BPCI Advanced"). Under BPCI Advanced, participants can earn additional payment if expenditures for a beneficiary's episode of care do not exceed spending targets which includes measures for quality. BPCI Advanced qualifies as an Advanced Alternative Payment Model ("Advanced APM") under the Quality Payment Program as required by the Medicare and CHIP Reauthorization Act of 2015 ("MACRA"). Under Advanced APMs, providers take on financial risk to earn the Advanced APM incentive payment. The model performance period for BPCI Advanced starts on October 1, 2018 and continues to December 31, 2023. Similar to the current BPCI model, a formal, independent evaluation will be performed to assess the quality of care and changes in spending under BPCI Advanced. We plan to participate in BPCI Advanced in the future.

  •
  We are providing Medicare Advantage ESRD Chronic Conditions Special Needs Plan ("MA-CSNP") products in five states as of January 1, 2017. MA-CSNPs are Medicare health plans offered by private companies that contract with Medicare to provide Medicare benefits to special needs individuals with specific severe or disabling chronic conditions such as ESRD, with a focus on improving the coordination of care. As a MA-CSNP, we will provide health care services and receive set payments from CMS for the complete care of ESRD patients who have enrolled in our MA-CSNP. For each MA-CSNP, we manage medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and care management programs. Total medical costs are affected by the number of individual services rendered, the cost of each service and the type of service rendered. Our revenue on Medicare Advantage policies is based on CMS' premiums set for ESRD beneficiaries, based on the average cost of similar beneficiaries in the Medicare program. The benefits, and projected medical costs, of these plans are submitted to CMS in June the year before the contract year ("Bid"). MA-CSNPs were set to expire on January 1, 2019 but the authorization of these plans was permanently extended as part of Section 50311 of the Bipartisan Budget Act of 2018. Although we base the premiums we charge and our Bids on our estimates of future medical costs over the fixed contract period, many factors may cause actual costs to exceed those estimated and reflected in premiums or Bids. Failure to adequately price our products or estimate the costs of providing benefits to our beneficiaries, or effectively manage our operating expenses, may result in a material adverse impact on our business, financial condition and results of operations.

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

Urgent care services

        We operate walk-in clinics focusing on the delivery of ambulatory care in a dedicated medical facility outside of a traditional emergency room. Urgent care centers serve patients with a variety of injuries and illnesses requiring immediate care, but not serious enough to require an emergency room visit. In addition to injury and illnesses treatment, our urgent care centers also provide physicals, occupational medicine services, pre-operative exams and vaccinations.

Physician nephrology and cardiology services

        We manage and operate nephrology and cardiology physician practices in the United States.

Care Coordination activities outside the United States:

Ambulant treatment services

        We acquired a majority stake in Cura, a leading operator of day hospitals in Australia.

        Additionally, we have care coordination activities in other parts of Asia. These services in Asia- Pacific include ambulant treatment services in day care hospitals where we provide treatment infrastructure, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

        For additional information regarding Care Coordination, see Item 4 – Information on the Company – Regulatory and legal matters – Reimbursement – U.S., and Item 5 – Operating and financial review and prospects – Auxiliary measures – Business metrics for Care Coordination. See also Item 3 – Risks relating to our business – If we fail to estimate, price for and manage our medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows,

Major markets and competitive position

        To obtain and manage information on the status and development of global, regional and national markets we have developed our Market & Competitor Survey, or MCS. We use the MCS within the Company as a tool to collect, analyze and communicate current and essential information on the dialysis market, developing trends, our market position and those of our competitors. Country-by-country surveys are performed at the end of each calendar year which focus on the total number of patients treated for ESRD, the treatment modality selected, products used, treatment location and the structure of ESRD patient care providers. The survey has been refined since inception to facilitate access to more detailed information and to reflect changes in the development of therapies and products as well as changes to the structure of our competitive environment. The questionnaires are distributed to professionals in the field of dialysis who are in a position to provide ESRD-relevant country specific information themselves or who can coordinate appropriate input from contacts with the relevant know-how in each country. The surveys are then centrally validated and checked for consistency by cross-referencing them with the most recent sources of national ESRD information (e.g. registry data or publications if available) and with the results of surveys performed in previous years. All information received is consolidated at a global and regional level and analyzed and reported together with publicly available information published by our competitors. While we believe the information contained in our surveys and competitor publications to be reliable, we have not independently verified the data or any assumptions from which our MCS is derived or on which the estimates they contain are based, and we do not make any representation as to the accuracy of such information. Except as otherwise specified herein, all patient and market data in this report have been derived using our MCS.

        We estimate that the volume of the global dialysis market was €70 billion in 2017 (€69 billion in 2016) comprising approximately €13 billion of dialysis products and approximately €57 billion of dialysis services (including administration of dialysis drugs). The currency-adjusted growth rate amounted to 4% during the last year.

        We are the world's leading provider of dialysis services with a market share of approximately 10% of the global dialysis patient population through treating 320,960 of the approximately 3.2 M dialysis patients worldwide. The segment breakdown according to patients treated is below:

Patients treated

Source: Company data and estimates

        We are also the market leader in dialysis products with a 35% worldwide dialysis product market share. Notably the following:

  •
  Dialyzers represent the largest product group in the worldwide dialysis market. In 2017, the worldwide dialyzer market had a sales volume of more than 300 M units including more than 140 M units we produced (around 45%).

  •
  Hemodialysis machines are also a substantial component of the dialysis product market. In 2017, it was estimated that 90,000 machines were installed worldwide including more than 50,000 (or more than 50%) machines which we produced.

  •
  Additionally, our peritoneal dialysis products were used by approximately 17% of patients worldwide.

        Our competitive environment is described in more detail below:

        Health care services:    Over the last decade the dialysis industry has been characterized by ongoing consolidations, particularly in the U.S. Internationally, the dialysis services market is much more fragmented, with a higher degree of public ownership in many countries. The following are our largest competitors in the dialysis services industry:

North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment
DaVita HealthCare Partners, Inc.	Diaverum S.à r.l.	B. Braun Melsungen AG	Baxter International Inc.
U.S. Renal Care, Inc.	B. Braun Melsungen AG	Medical Corporation Showa-Kai	DaVita HealthCare Partners, Inc.
Diaverum S.à r.l.

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

        Products:    We compete globally in the product market which is largely segmented between hemodialysis and peritoneal dialysis. Our competitors include:

  •
  Baxter International Inc.

  •
  Asahi Kasei Medical Co. Ltd.

  •
  Medtronic Plc.

  •
  B. Braun Melsungen AG

  •
  Nipro Corporation

  •
  Nikkiso Co., Ltd.

  •
  NxStage Medical, Inc.

  •
  Terumo Corporation

  •
  Kawasumi Laboratories Inc.

  •
  Fuso Pharmaceuticals Industries Ltd., and

  •
  Toray Industries, Inc.

        We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products.

Our strategy and competitive strengths

        "Fresenius Medical Care: Creating a future worth living. For patients. Worldwide. Everyday." This vision guides us in giving our patients around the world a better life by offering them high-quality products and outstanding health care. It is based on our core values: quality, honesty and integrity, innovation and progress, respect, and dignity. These values are enshrined in our Code of Ethics and Business Conduct, which describes our business standards and underlines our commitment to operating in accordance with the applicable laws and regulations and with our own company policies.

Strategic core competencies

        We aim to further consolidate our expertise as the world's largest provider of top-quality dialysis treatments and products and to apply them as a basis for sustainable, profitable growth. Moreover, by expanding our range of medical services in the area of Care Coordination, our goal is to provide holistic care and improve outcomes for patients as well as payers and at the same time sustainably increase the company value of Fresenius Medical Care. Our strategic plan is built around four core competencies – see the following chart – that will support us in the years to come:

•
Innovating products

        Developing innovative products to achieve even better outcomes for our patients is an inherent part of our strategy of sustainable, profitable growth and reinforces our technology leadership position in dialysis. In addition, we strive to identify new opportunities in value-added technologies and approaches on an ongoing basis, for example through our Fresenius Medical Care Ventures fund.

•
Standardizing medical procedures

        Our goal is to standardize medical treatments and clinical processes while continuing to ensure high-quality clinical outcomes. We provided around 48 M dialysis treatments worldwide in 2017. Consequently, we have one of the largest renal patient databases in the world. We intend to use this information to standardize medical settings, ramp up new clinics and integrate acquired clinics based on proven and efficient concepts.

•
Coordinating patients efficiently

        In an environment of increasing patient numbers and changing health care systems, we see significant potential in providing value-based care. This approach focuses on selling solutions, providing holistic care and receiving outcome-based reimbursement rather than offering single products or services. Depending on the type of healthcare network in which we participate, we coordinate the care of our patients with other providers including physicians and other health care facilities. We then use the accumulated patient information provided through the coordination to create predictive analytics.

•
Operating outpatient facilities

        By leveraging our experience gained in over 3,700 proprietary dialysis clinics in around 50 countries, we have the knowledge to operate and manage stand-alone outpatient clinics efficiently and capture economies of scale. We are continuing to optimize and modernize our processes and administrative structures.

Vision 2020 and Global Efficiency Program II

        Based on our strategic core competencies, we set ourselves long-term targets in 2014 with our growth strategy 2020:

  •
  Accelerate revenue growth: The aim is to increase Fresenius Medical Care's revenue to €24 billion by 2020 based upon exchange rates prevailing at the beginning of 2017 and excluding the effect from the implementation of IFRS 15, corresponding to an average annual growth rate of around 10%. This increase in revenue should stem from both organic growth and acquisitions.

  •
  Deliver sustainable and profitable growth: We expect high single-digit annual growth in net income based upon exchange rates prevailing at the beginning of 2017 and excluding the recurring impacts from the U.S. Tax Reform (€140 M to €160 M annually) in the years 2018 - 2020. In 2017, the Company also announced the second phase of its Global Efficiency Program ("GEP II"). Starting in 2018, it aims to achieve sustained cost improvements of €100 M to €200 M per annum by 2020.

  •
  Expand our Care Coordination business: Fresenius Medical Care intends to achieve an annual average revenue growth rate of 15 to 20% in Care Coordination by 2020, based upon exchange rates prevailing at the beginning of 2017, corresponding to 17% of total revenue in 2017.

        For further information on our goals, see "Item 5.VI, "Operating and financial review and prospects – Management's general assessment" below.

Customers, marketing, distribution and service

        We sell most of our products to dialysis clinics, hospitals and specialized treatment clinics. Close interaction between our sales and marketing as well as research and development ("R&D") personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. Sales and Marketing engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products.

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

Patient, physician and other relationships

        We believe that our success in establishing and maintaining health care centers, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and integrated care organizations. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from nephrologists, hospitals and general practitioners.

        Medicare program regulations rely on Conditions for Coverage rules for ESRD facilities which require that each dialysis clinic have a medical director who is responsible for overseeing the delivery of patient care and outcomes at the dialysis clinic. The medical director must be board certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. We have engaged physicians or groups of physicians to serve as medical directors for our outpatient dialysis centers, home dialysis programs, and inpatient dialysis service relationships with hospitals. The compensation of our medical directors and other contracted physicians is negotiated individually and depends in general on local factors such as competition, the professional qualification of the physicians, the physicians' experience and tasks as well as the size and the offered services of the clinic. The total annual compensation of the medical directors and the other contracted physicians is stipulated at least one year in advance and the medical directors agree to seek to continue to improve quality, safety and efficiency. We believe that the compensation of our medical directors is consistent with the fair market value of their services.

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

        In addition to our dialysis clinics, a number of our other health care centers employ or contract with physicians to provide professional services. We have financial relationships with these physicians in the form of compensation arrangements for the services rendered. These contractual arrangements are designed to comply with federal and state laws applicable to financial relationships with physicians, such as the Stark Law and the Anti-Kickback Statute. We face competition from other communities and facilities for these physicians, which continues while the physicians are practicing at our centers.

        A number of the dialysis clinics and other health care centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We also have agreements with physicians to provide management and administrative services at health care centers in which physicians or physician groups hold an ownership interest and agreements with physicians to provide professional services at such health care centers. Our relationships with physicians and other referral sources relating to these joint ventures must comply with the federal Anti-Kickback Statute and Stark Law. There is a safe harbor under the Anti-Kickback Statute for certain investment interests in small entities. Our joint ventures have been designed to comply with the federal Anti-Kickback Statute and Stark Law, but they do not satisfy all of the requirements for safe harbor protection. Failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute and, therefore, physician joint ventures that fall outside the safe harbors are not, by definition, prohibited by law.

Capital expenditures

        We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve month periods ended December 31, 2017, 2016, and 2015.

Capital expenditures (gross)
	2017	2016	2015
	(in € M)
Capital expenditures for property, plant and equipment
North America Segment	505	514	433
EMEA Segment	126	115	109
Asia-Pacific Segment	41	35	33
Latin America Segment	38	33	44
Corporate	234	234	240

Total capital expenditures	944	931	859

Acquisitions and investments
North America Segment	339	334	212
EMEA Segment	65	379	86
Asia-Pacific Segment	262	20	44
Latin America Segment	8	13	2
Corporate	9	28	41

Total acquisitions and investments	683	774	385

        For additional information regarding our capital expenditures, see Item 4. B, "Business overview – Acquisitions and investments" and Item 5.IV, "Operating and financial review and prospects – Financial position."

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

        For a discussion of our 2017 and 2016 acquisitions and investments, see Item 5, "Operating and financial review and prospects – III. Financial position – Net cash provided by (used in) investing activities."

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

        We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Concord, California facilities. We manufacture and assemble dialyzers and polysulfone membranes in our Ogden, U.S., St. Wendel, Germany, L'Arbresle, France, Vrsac, Serbia, Buzen, Japan and Changshu, China facilities and at production facilities of our joint venture in Japan. We manufacture hemodialysis concentrate at various facilities worldwide, including France, Germany, Great Britain, Spain, Turkey, Serbia, Argentina, Brazil, Colombia, Australia, Malaysia, Canada, Mexico and the U.S. We manufacture PD products in North America, Europe, Latin America, and Asia, with two of our largest plants for production of PD products in Germany and the U.S. Additionally, we produce bloodlines in Mexico, China, Italy, Turkey and Serbia. Our plant in Reynosa, Mexico is the world's largest (by volume) bloodline manufacturing facility.

        The Global Manufacturing and Quality ("GMQ") division manages all of Fresenius Medical Care's activities in purchasing of raw materials and semi-finished goods used in manufacturing activities, production including quality management, and distribution in North America. This centralized approach enables us to

  •
  continuously enhance the efficiency of our processes,

  •
  optimize cost structures,

  •
  improve returns on our capital invested in manufacturing,

  •
  respond more flexibly, and

  •
  fulfill our commitment to meeting high quality and safety standards.

        With a focus on quality, costs and availability, GMQ has introduced a state-of-the-art infrastructure with corresponding efficient processes and systems in the last few years, as well as bundling and optimizing existing structures. All production sites follow the Lean Manufacturing approach which in North America and our Schweinfurt plant includes the "Lean Six Sigma" management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of all manufacturing processes to achieve a very low error rate resulting in better quality production while shortening manufacturing time. We have implemented our Integrated Management System ("IMS"), which fulfills ISO 9001:2008 for quality control in combination with ISO norm 14001:2009, in all our European production sites. We are preparing the timely adoption of the new ISO 9001:2015. (See also "Regulatory and Legal Matters – Facilities and Operational Regulation" below). All of our production facilities have undergone annual ISO 13485 Quality Systems inspections, maintaining all certifications, with no major non-conformances affecting our established management system being noted. Our Quality Management System ("QMS") in the Latin America Segment has been established and implemented based upon local or international regulations. At a minimum, each country must comply with the local regulation which provides the specific certification for production. The QMS of each country is reviewed through periodic management review, internal and corporate audits. In the Asia-Pacific Segment, every plant for medical devices or pharmaceutical products has a local QMS that is either ISO 13485:2003 and/or ISO 9001:2008 certified. The update of ISO 9001:2015 will be implemented in required plants in accordance with the standard. Where applicable, each plant also complies to the Medical Device Directive 93/42/EEC. As there are additional requirements on QMSs in most of the countries in the Asia-Pacific Segment for medical device or pharmaceutical manufacturing, additional requirements are based upon target markets and countries of production. All plants have successfully passed the annual ISO 13485/ISO 9001 QMS inspections for maintaining their required certifications.

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

Quality assurance and quality management in dialysis care

        Our clinics work in conformance with the generally accepted quality standards of the industry, particularly the Kidney Disease Outcomes Quality Initiative ("KDOQI") guidelines from the United States, the European Renal Best Practice standard ("ERBP") and increasingly, the Kidney Disease: Improving Global Outcomes ("KDIGO"), an industry initiative for global clinical practice guidelines. Clinical data management systems are used to routinely collect certain medical parameters, which we evaluate in anonymized form in compliance with these guidelines.

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

        Our IMS fulfills the ISO-Norm 9001:2008 requirements for QMSs and links it with the ISO-Norm 14001:2004 for environmental management systems. Additionally, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2012 and the Medical Device Directive 93/42/EEC. Currently, dialysis clinics in 17 countries within our EMEA region have QMSs which are certified according to the quality management standard ISO 9001:2008.

        Additionally, we have a comprehensive program, NephroCare Excellence, in our EMEA region. NephroCare is our service that provides complete life-saving treatments for renal failure at the point of care using advanced technologies and listening to and understanding our patients' needs to enable the best therapies, ensure a high-quality of care and empower patients.

        At each of our North America Segment dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, choosing local quality improvement projects and monitoring the progress toward achieving the quality targets which are informed by KDOQI, KDIGO and the Quality Agenda established by the FMCNA Medical Office. A rigorous scoring system, Clinical Quality Score or CQS, reports trends in outcomes and performance comparison among all levels of the organization. Visual representation of key performance indicators can be viewed in increasing levels of detail to provide transparency of results. In 2017, we continued to develop and implement programs and tools to assist in achieving our quality goals. These include treatment algorithms based on best medical evidence, outlier management teams, and technology to highlight opportunities for improvement at the dialysis chairside.

        Our principal focus of our clinical research includes the development of new products, technologies and treatment concepts to optimize treatment quality, safety and efficiency for kidney failure patients. This includes steps and processes for the reduction in the costs of providing care for our patients. See Item 5.VII, "Operating and financial review and prospects – Research and development."

        The Medicare Improvements for Patients and Providers Act of 2008 ("MIPPA") created the ESRD quality incentive program under which dialysis facilities in the United States that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%. See Item 5. "Operating and financial review and prospects – II. Financial condition and results of operations – Overview." These programs blend the CMS quality standard measures against the industry baselines to attempt the improvement in quality through a pay for performance program that operates as a part of the ESRD PPS.

Environmental management

        We have integrated environmental protection targets into our operations. To reach these goals, our IMS has been in use at certain of our production facilities as well as at a number of dialysis clinics. IMS fulfills the requirements of QMSs as well as environmental management. Environmental goals are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.

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

        In our European clinics, we continue to introduce our environmental management system in dialysis clinics and we continue to monitor and assess the management system performance in clinics where it was previously implemented. Currently, dialysis clinics in 14 countries in our European region are certified according to the environmental management standard ISO 14001:2004. We achieved ISO 14001:2004 certification for two dialysis clinics in North America as of December 31, 2015. We also conduct EHS regulatory audits of our manufacturing, distribution and laboratories annually and as needed. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data in over 700 clinics in the EMEA Segment and the Latin America Segment. This software is intended to monitor and reduce consumption of resources and generation of wastes while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

        In our North America Segment dialysis clinics, we implemented recycling programs for corrugated materials and hemodialysis machines. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste.

Patents and licenses

        As the owner of patents or licensee under patents throughout the world, we currently hold rights in over 8,300 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our generation of DiaSafeplus® filters and FX® dialyzers which are the subject of patents and pending patent applications.

        Patents and pending patent applications relate to components of our 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and the connector system for our proprietary biBag bicarbonate concentrate container.

        Our 6008 therapy system is protected by more than 80 patent families that protect the disposable, the machine or the entire system. A number of applications are pending or were recently issued for the North American 2008T HD machine including, for example, the CDX system for the display of medical information directly on the 2008T screen, a wireless wet detector for sensing line disconnect, an improved Crit-Line hematocrit measuring system and a U. S. version of the biBag filling system.

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

        The design of the internal risk monitoring system is based on the Enterprise Risk Management Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Opportunities are not covered by the implemented risk management system.

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

        Part of our risk management system is the Global Internal Audit department. The Global Internal Audit department is regularly informed about the results of the risk management system. This department determines risk focus areas and audits a selected number of departments, subsidiaries and information technology applications worldwide each year. The department works according to the internationally accepted standards of the Institute of Internal Auditors, which was confirmed by a quality assessment in 2017. The scope of internal auditing is widespread and involves, among other activities, periodic assessment of the effectiveness of controls (including legal compliance controls) over business processes, information technology security, the reliability of financial reporting and compliance with accounting regulations and internal policies. The Company's locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed and approved by the Management Board and the Audit and Corporate Governance Committee of the Supervisory Board. All audit reports with material observations are presented to the Management Board.

        The Global Internal Audit department is also responsible for monitoring the implementation of measures documented in the reports. The Management Board is informed about the implementation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. In 2017, a total of 54 audits were carried out.

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

        Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

  •
  failure to receive required licenses, certifications, clearances or other approvals for new or existing facilities or products or significant delays in such receipt;

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

        As a global healthcare company, we are subject to laws and regulations concerning privacy and data protection. These laws and regulations govern, amongst other elements, the collection, use, disclosure, retention, and transfer of personal data. For example, the European Union's General Data Protection Regulation, which will become effective in May 2018, will impose substantial new worldwide obligations on the processing of personal data. These laws continue to develop globally and differ from jurisdiction to jurisdiction, which increases the complexity and costs of our global data protection and security compliance programs. Because of varying legal requirements across the world, the FME Global Privacy Foundation establishes a consistent set of minimum requirements to help ensure appropriate use of personal data throughout its life cycle. While the Foundation creates a baseline compliance requirement for all of our subsidiaries and personnel, we also intend to comply with the requirements of all applicable local laws that impose other or stricter standards.

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

        The Patient Protection and Affordable Care Act (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") enacted in the U.S. in 2010 and other recent laws expanded the reach of many of these laws and expanded federal enforcement authority. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. We, and the healthcare industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to healthcare laws that may create further restrictions. In particular, the Trump Administration has publicly announced its intention to pursue significant changes to existing health care insurance programs. In addition, proposals to restructure the Medicare program in the direction of a defined-contribution, "premium support" model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, may also be considered. Changes of this nature could have significant effects on our businesses, but, due to the continued uncertainty about the implementation of the ACA, including potential further legal challenges to or significant modifications to or repeal of that legislation, the outcomes and impact of such changes on our business, financial condition and results of operations are currently impossible to quantify or predict.

        We maintain a comprehensive worldwide compliance program under the overall supervision of our chief compliance officer. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. We operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees or their agents or subcontractors, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded healthcare program, or engage in unlawful conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Federal Food, Drug, and Cosmetic Act, Anti-Kickback Statute, the Stark Law, the False Claims Act or the Foreign Corrupt Practices Act, among other laws. See note 22 of the notes to our audited consolidated financial statements, included in this report.

Product regulation

U.S. pharmaceuticals

        In the U.S. numerous regulatory bodies, including the FDA and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer, distributor and a seller of drug products under their jurisdiction. Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended ("FDCA") and FDA's implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and Velphoro (sucroferric oxyhydroxide). Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, submit listings for drug products in commercial distribution and comply with regulatory requirements governing product approvals, drug manufacturing, labelling, promotion, distribution, post market safety reporting and recordkeeping. We are subject to periodic inspections by the FDA and other authorities for compliance with inspections as well as with CMS sales price reporting, medical drug rebate program and other requirements. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices ("cGMP"). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. We are required to notify the FDA of certain product quality issues. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from marketing or promoting our pharmaceutical products in a false or misleading manner and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices, including under the administrative, civil, and criminal penalty provisions of the FDCA. Other state and federal regulatory and enforcement agencies have authority to enforce related fraud, consumer protection, privacy, and other laws. The Trump Administration has announced its intention to simplify and accelerate the process for approval of new drugs. We cannot predict whether or when any such changes will be adopted, or what they will accomplish.

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

        The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant EU Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-Good Manufacturing Practice ("EU-GMP") as well as the terms of the particular marketing authorization. International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission and the International Conference on Harmonization of Technical Requirements for Human Use ("ICH"). In particular, the Pharmaceutical Inspection Co-operation Scheme ("PIC/S"), an international treaty, contains rules binding many countries in which medicinal products are manufactured. Among other things, the European Commission, PIC/S and ICH establish requirements for good manufacturing practices which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2008 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which is more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

U.S. medical devices

        Our subsidiaries engaged in the manufacture of medical devices are required to register with the FDA as device manufacturers and submit listing information for devices in commercial distribution. As a manufacturer of medical devices, we are subject to requirements governing premarket approval and clearance, labelling, promotion, clinical research, medical device adverse event reporting, manufacturing practices, reporting of corrections and removals, and recordkeeping, and we are subject to periodic inspection by the FDA for compliance with these requirements. With respect to manufacturing, we are subject to FDA's Quality System Regulation (21 C.F.R. Part 820) and related FDA guidance, which requires us to manufacture products in accordance with cGMP, including standards governing product design. The medical device reporting regulations and guidance require that we report to the FDA whenever we receive or become aware of information that reasonably suggests that a device may have caused or contributed to a death or serious injury, or that a device has malfunctioned and a device or similar device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. FDA regulations also may require us to conduct product recalls and take certain other product corrective actions in response to potential quality issues. In addition, the FDA prohibits our products division from promoting our manufactured products for unapproved or uncleared indications or in a false or misleading manner. We are also prohibited from promoting unapproved or uncleared drugs or devices more generally. Finally, as with our pharmaceutical products, states impose additional requirements on our drug and device manufacturing and distribution activities, including requiring additional state licenses. We are subject to periodic inspections by the FDA and other authorities for compliance with these requirements.

Medical devices outside the U.S.

        In the EU, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area ("EEA"), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices ("AIMDs"), as last amended ("AIMD Directive"), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended ("MD Directive"), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended ("IVD Directive"). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. The MD Directive, has been amended, 2007/47/EC, with the intention to achieve improvements, including in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. In the future, the industry will face increasing requirements for medical devices. In September 2012, the first draft of a new regulation on medical devices, Medical Device Regulation ("MDR"), was published by the European Commission. In October 2013, this draft, supplemented by additional amendments, was voted on by the European Parliament and subsequently published. It provided for further tightening of regulations for the manufacture of medical devices, as it applies to both manufacturers and accredited organizations within the EU ("Notified Bodies") that examine the conformity evaluation of the production process completed on behalf of the manufacturers. The final draft was published in February 2017 as a proposal and was adopted in March 2017 by the

European Council. Subsequent to the publishing of the regulation in the Official Journal of the European Union, the new MDR came into force on May 25, 2017 and includes a transition period of 3 years.

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

Clinical Research

        Our subsidiaries engaged in the manufacture and sale of drugs and devices, when engaged in clinical research involving investigational products, are subject to FDA and other requirements governing the conduct of clinical research, including Good Clinical Practice (GCP) standards. Similarly, our subsidiaries involved in the provision of clinical development services may also be subject to FDA and other requirements governing the conduct of clinical research depending on the nature of the research involved.

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

        On March 29, 2012, we issued an urgent product notification regarding our NaturaLyte® Liquid and Granuflo® acid concentrate products that are used as one component of dialysate. The notification, which was also incorporated into revised product labels, reflected a memorandum issued by the Fresenius Medical Services Chief Medical Office in November 2011 and cautioned clinicians about possible risks for acid-base management in patients associated with inappropriate prescription of these products. The FDA subsequently classified the notification and related labelling revisions as a Class I recall, and issued its own Safety Communication warning to physicians about the need to prescribe all acid concentrate products currently available on the market appropriately. See note 22 of the notes to consolidated financial statements included in this report for additional information and for information relating to our NaturaLyte® Liquid and Granuflo® acid concentrate products.

        After reconsideration of the November 2011 memorandum, the FDA in May 2014 permitted the Company to withdraw the March 29, 2012 notification and to revise its product labels consistently with that withdrawal. The FDA has not requested any change in the composition of the Company's acid concentrate products, nor has it requested any return or removal of products in connection with the controversy surrounding the November 2011 memorandum. The FDA's Safety Communication directed at all dialysate products remains in effect. Wrongful death, personal injury, and other litigation predicated on the November 2011 memorandum continues. See note 22 of the notes to consolidated financial statements included in this report.

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

Sales of dialysis products to Iran

        The Company actively employs comprehensive policies, procedures and systems to ensure compliance with applicable controls and economic sanctions laws. The Company has allocated resources to design, implement and maintain a compliance program specific to the Company's U.S. and non-U.S. activities. At the same time, the Company's dedication to providing its life-saving dialysis products to patients and sufferers of end-stage renal disease extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, the Company's product sales to Iran from Germany are not subject to the EU's restrictive measures against Iran established by Council Regulation (EU) No. 267/2012 of March 23, 2012, as last amended by Council Implementing Regulation (EU) 2017/1124 of June 23, 2017, as the Company's products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because the Company's sales to Iran were and are made solely by its German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 ("ITSR"), and are not eligible for licenses from the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because the Company does not have a U.S. parent company and is not in any other way owned or controlled by a United States person, as those terms are used in ITSR § 560.215(a), and the Company's affiliates involved in Iran-related transactions are also not "owned or controlled" by a United States person. That the Company has a U.S. subsidiary does not cause the ITSR to apply to the Company's Iran-related transactions (because the sales by the Company's non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC's public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

        During the year ended December 31, 2017, the Company sold approximately €11 M of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately €7 M in operating income. During 2017, we also paid approximately €2 THOUS in transportation costs most of which were reimbursed by the distributors. All such sales were made by the Company's German subsidiaries. Based on information available to the Company, the Company believes that most if not all products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the "Government of Iran" as defined in ITSR § 560.304. The Company's 2017 sales to Iran represent 0.06% of its total revenues. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of its products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

Potential changes impacting our private payors

        On August 18, 2016, CMS issued a request for information ("RFI") seeking public comment on concerns about providers' steering patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. FMCH and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the AKF and therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process in the fall of 2017 which they ultimately did not publish. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

        The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar administrative actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful, these efforts would have a material adverse impact on our operating results.

        On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts inquiring into our interactions and relationships with AKF, including our charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating with the investigation.

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

Facilities and operational regulation

U.S.

        Federal, state and local regulations (implemented by CMS, FDA, the Occupational Health and Safety Administration ("OSHA"), the Drug Enforcement Administration, and state departments or boards of public health, public welfare, medicine, nursing, pharmacy, and medical assistance, among others) require us to meet various standards relating to, among other things, the management, licensing, safety, security and operation of facilities (including, e.g., laboratories, pharmacies, and clinics), personnel qualifications and licensing, the maintenance of proper records, equipment, and quality assurance programs, and the dispensing, storage, and administration of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal, state and local agencies to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare/Medicaid reimbursement, our health care centers, renal diagnostic support business and laboratories must be certified by CMS. While all of our entities that furnish Medicare or Medicaid services maintain and renew the required certifications, material adverse effects on our business, financial condition, and results of operations could potentially occur if certain of those entities lose or are delayed in renewing a certification.

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

        Several states have certificate of need programs regulating the establishment or expansion of healthcare facilities, including dialysis centers. We believe that we have obtained all necessary approvals for the operation of our healthcare facilities in accordance with all applicable state certificate of need laws.

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

Reimbursement

        As a global company delivering health care and dialysis products, we are represented in around 150 countries worldwide. Consequently, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors and legislators in very different economic environments and healthcare systems.

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

U.S.

        Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESRD patients. In the U.S., Medicare pays as the primary insurer for Medicare-eligible individuals under some circumstances. For Medicare-primary patients, Medicare pays 80 percent of the prospective payment amount for the ESRD PPS items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary's cost-sharing obligations (typically an annual deductible and 20 percent co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20 percent co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts. Medicare Advantage plans are required to pay to their out-of-network providers at least the rate applicable in the traditional Medicare fee-for-service program. As a result, Medicare Advantage plans with which we do not have a contract will pay at least 80 percent of the prospective payment amount for the ESRD PPS items and services we provide their members. We have also entered into network contracts with several Medicare Advantage plans pursuant to which we may be entitled to higher reimbursement than traditional Medicare rates.

        Medicare's ESRD Prospective Payment System.    Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine, ESAs and other ESRD-related pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most dialysis-related diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD.

        Payment rates vary by both patient and facility. CMS subjects a base ESRD PPS payment rate to case-mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment rate is also adjusted for (i) certain high cost patient outliers reflecting unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

        The Protecting Access to Medicare Act of 2014 ("PAMA") provides that rates will be updated by the market basket rate of increase net of multifactor productivity adjustment. PAMA further specified that reductions of 1.25 percentage points in each of 2016 and 2017 and a 1.0 percentage point reduction in 2018.

        On October 27, 2017, CMS issued the final rule and updated the ESRD PPS rate for 2018. We and other large dialysis organizations will experience a 0.4% increase in payments under this final rule. The base rate per treatment is $232.37 which represents a 0.3% increase from the 2017 base rate including the adjustment for the wage index budget-neutrality factor. The 2018 final rule reflects a market basket increase of 0.3% (1.9% market basket increase that is partially offset by a 1% reduction under PAMA and a 0.6% multifactor productivity adjustment) and application of the wage index budget-neutrality adjustment factor of 1.000531. The 2018 ESRD PPS rate does not contain any changes to the previous wage index floor of 0.4000.

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

        Sequestration of Medicare payments.    On August 2, 2011, the U.S. Budget Control Act of 2011 ("BCA") was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. The BCA, in effect, required automatic across-the-board spending cuts for most government programs over nine fiscal years (2013-2021); these cuts were projected to total $1.2 trillion. The first cuts for Medicare payments to providers and suppliers were implemented on April 1, 2013. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs, including Medicare, for an additional two years. The reduction in Medicare payments to providers and suppliers (the "U.S. Sequestration") is limited to one adjustment of no more than 2 percent in each year through 2022, rising to 2.9 percent for the first half of FY 2023 and dropping to 1.11 percent for the second half of FY 2023. As mandated by PAMA, the reductions pursuant to the U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024. The U.S. Sequestration is independent of Medicare's annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

        PAMA also included a provision addressing ESRD-related drugs with only an oral form, which are referred to as "oral-only" drugs and which have been paid separately. In the future, these drugs are expected to be reimbursed under the ESRD PPS, and the Secretary of Health and Human Services is expected to adjust the ESRD PPS payment rates to reflect the additional cost to dialysis facilities of providing these medications. Subsequently, the Achieving a Better Life Experience Act of 2014 delayed inclusion of oral-only drugs in the ESRD PPS until January 1, 2025. At present only phosphate binders, including PhosLo®, are considered "oral-only" drugs. As described below, calcimimetics were considered to be oral-only drugs until a non-oral calcimimetic entered the market in 2018.

        In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the U.S. Food and Drug Administration ("FDA"), such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a "transitional drug add-on payment adjustment," based on the average sales price plus 6% (4.3% after giving effect to the U.S. Sequestration) or some other mechanism set in accordance with Section 1847A of the Social Security Act. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process.

        On February 7, 2017, Amgen Inc. announced that the FDA had approved Parsabiv™, an intravenous calcimimetic for the treatment of secondary hyperparathyroidism in adult patients with chronic kidney disease on dialysis. Effective January 1, 2018, CMS implemented the transitional drug add-on payment adjustment and applied it to calcimimetics. CMS adjusted the ESRD PPS rate to reflect the addition of the calcimimetics to the ESRD PPS payment bundle. Depending on the adequacy of the final adjustment, this development could have a material effect on our business, results of operations, and financial condition.

        The introduction of Parsabiv will also result in changes in how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients will continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients may receive calcimimetics from their dialysis providers, as a medical benefit. While we anticipate additional reimbursement from payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement framework is still being developed. If we are unable to secure appropriate reimbursement arrangements for calcimimetics when provided by our dialysis clinics, we could experience a material adverse effect on our operating results.

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

        On November 15, 2016, CMS issued the final rule updating the Physician Fee Schedule for calendar year ("CY") 2016, in which it substantially reduced the reimbursement rates for certain vascular access services provided in the physician office setting. For the range of procedures provided in a vascular access center, these cuts represent an average reduction of 20.5 percent compared to the prior year. For the most common dialysis access related procedures, the cuts averaged as 32.2 percent compared to the prior year. Azura Vascular Care (previously known as Fresenius Vascular Care) is converting many of its facilities into ambulatory surgery centers. This more regulated model allows Azura Vascular Care to enhance coordination of care and expand services while offering a more specialized and less costly site of service as compared to hospital settings. Converting facilities to ambulatory surgical centers will require capital, take time and be subject to applicable federal and state regulations; certificates of need will be required in some states.

        On November 13, 2017, CMS issued the final rule for the Medicare hospital Outpatient Prospective Payment System (OPPS) and the Ambulatory Surgical Center (ASC) Payment System for CY 2018, in which it removed certain dialysis HCPCS codes, applicable to angioplasty, thrombectomy and stenting procedures, from the list of codes that can be billed with a modifier to denote that they are device intensive. Since the modifier for device intensive procedures results in higher reimbursement for these procedures, the effect of this change is a reduction (approximately 27%) in reimbursement for these procedures in the ASC setting.

        ESRD PPS quality incentive program.    The ESRD PPS's quality incentive program ("QIP") affects Medicare payments based on performance of each facility on a set of quality measures. Based on a prior year's performance, dialysis facilities that fail to achieve the established quality standards have payments for a particular year reduced by up to 2 percent. CMS updates the set of quality measures each year, adding, revising or retiring measures. The 2018 QIP payment adjustments are based on each facility's performance in 2016 on a set of measures that focus on anemia management, dialysis adequacy, reporting of dialysis events to the Centers for Disease Control and Prevention ("CDC"), administration of patient satisfaction surveys and monthly reporting of mineral metabolism. For payment year 2018, CMS added two new clinical measures (standardized transfusion ratio and pediatric peritoneal dialysis adequacy) and three new reporting measures (pain assessment and follow-up, clinical depression screening and follow-up and influenza vaccination of healthcare personnel). For payment year 2019, CMS will replace four separate measures of dialysis adequacy with a single comprehensive dialysis adequacy clinical measure. In addition, CMS will make changes to the technical specifications of the hypercalcemia clinical measure, reintroduce a dialysis event reporting measure, and make changes relating to QIP scoring, including introduction of a new Safety Measure Domain. For payment year 2020, CMS will replace a mineral metabolism reporting measure with a new serum phosphorous reporting measure and adopt two new measures: the standardized hospitalization ratio clinical measure and the ultrafiltration rate reporting measure. For payment year 2021, CMS will update the standardized transfusion ratio measure to align with measure specifications endorsed by the National Quality Forum (NQF) and replace two measures of vascular access type with more refined measures of vascular access newly endorsed by the NQF.

        ACA provides for broad healthcare system reforms, including (i) provisions to facilitate access to private health insurance, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies based on sales of brand name pharmaceuticals to government healthcare programs, (iv) increases in Medicaid prescription drug rebates, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of healthcare program waste and fraud and (viii) a 2.3 percent excise tax on manufacturers' medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, enacted December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. We cannot predict whether Congress will further suspend or repeal this tax in the future. In 2017, Congress considered legislation to "repeal and replace" ACA and may return to these issues in the future, but we cannot predict what provisions will be affected and what changes will result. Further, the Trump Administration may take various administrative actions that could materially affect how ACA provisions are implemented. We cannot predict the nature, extent, or impact of any such actions.

        ACA includes a provision referred to as the individual mandate that requires most U.S. citizens and noncitizens to have health insurance that meets certain specified requirements or be subject to a tax penalty. On December 22, 2017, President Trump signed into law the most sweeping changes to the U.S. Tax Code in decades. Among the provisions included in the law was an amendment to this ACA provision that reduced to zero the excise tax penalty imposed on individuals who do not obtain minimum essential health care coverage. The provision becomes effective starting in 2019. The Congressional Budget Office estimated in November of 2017 that elimination of the mandate has the potential to decrease the number of individuals with health insurance by approximately 4 million in 2019 and premiums are likely to increase because healthier individuals are likely to opt out of paying for health insurance without the influence of a penalty. It is not possible for us to predict what if any impact the elimination of the individual mandate will have on the patients seeking our products and services.

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

        Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our covered outpatient drugs that are separately reimbursed by those programs. ACA increased the minimum federal Medicare rebate percentages, effective January 1, 2010. Rebate calculations and price reporting rules are complex and, in certain respects, subject to interpretations of law, regulation, or policy guidance by us, government or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to CMS of our current Average Manufacturer Price ("AMP") and Best Price for our pharmaceutical products. The Veterans Health Care Act imposes a requirement that the prices we charge to certain federal entities under the FSS must be no greater than the Federal Ceiling Price, which is determined by applying a statutory discount to the average price charged to non-federal customers through wholesalers. Because the amount the government pays to reimburse the cost of a drug under Part B of the Medicare program is ordinarily based on the drug's average sales price ("ASP"), additional price calculation and reporting obligations are imposed on the manufacturers of Part B drugs under that program (to the extent these manufacturers participate in the Medicaid rebate program, from which an obligation to report Part B drug prices flows). Since Venofer® is covered under Part B, we are responsible for compiling and utilizing a wide range of sales data elements to determine the ASP of Venofer® marketed under our NDC, and reporting it to CMS. We are subject to specific ASP reporting obligations with respect to our Venofer® sales under a consent order issued by the Federal Trade Commission in October 2008 in connection with establishment of our licensing and distribution arrangements with Galenica and Luitpold (File No. 081-0146) described under "B. Business Overview – Renal Pharmaceuticals." The Medicare ESRD PPS system incorporates payment for Venofer® at dialysis facilities.

        Government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on our operating results.

        Laboratory tests.    Spectra obtains a portion of its revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways. Payment for most tests is included in the ESRD PPS bundled rate paid to dialysis clinics. The dialysis clinics obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate at the frequencies designated in the capitation agreement. Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100 percent of the payment amounts on Medicare's Clinical Laboratory Fee Schedule ("CLFS"); these amounts vary across different geographic areas but which cannot exceed national ceilings on payment rates, called national limitation amounts ("NLAs"). Medicare updates the payment rates to reflect inflation by the change in consumer price index, subject to certain reductions.

        PAMA requires CMS to substantially revise how payment rates are determined under the CLFS. Through regulations, CMS delayed the effective date of the new payment rates from January 1, 2017 (as required by PAMA) to January 1, 2018. The new rates will be determined based on the median of rates paid by private payors for these tests in the period before the new rates take effect. The new rates will be effective for most tests for a three-year period, with no updates during that period for inflation or other factors. PAMA provides that rate declines will be limited to 10 percent in each of the first three years. Final estimates of the effects of the new rate-setting system on CLFS revenues are not yet available, but in general payment rates for most tests paid on the CLFS will decline. These declines are not expected to directly affect Spectra's principal source of revenue, payments from dialysis facilities for ESRD PPS tests. We cannot predict whether Spectra may witness indirect effects in future years as the laboratory industry and its customers adjust to the new CLFS rates.

        Coordination of benefits.    Medicare entitlement begins for most patients at least three months after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient's insurance, Medicaid or a state renal program is generally responsible for payment.

        Patients who are covered by Medicare and are also covered by an employer group health plan ("EGHP") are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare payment. EGHP insurance, when available, will therefore generally cover as the primary payor for a total of 33 months, including the 3-month waiting period plus the 30-month coordination period. Any significant decreases in EGHP reimbursement rates could have material adverse effects on our provider business and, because the demand for our products is affected by provider reimbursement, on our products business.

        Participation in new Medicare payment arrangements.    For information on our value-based agreements and health insurance products, see "– Business Overview – Care Coordination – Health Plans.", above.

        Possible changes in statutes or regulations.    Further federal or state legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or implement new or alternative payment models for dialysis that could present more risk sharing for dialysis clinics. For example, the Dialysis Patient Access to Integrated-care, Empowerment, Nephrologists, Treatment, and Services Demonstration Act of 2016 (a.k.a., the PATIENTS Act, S.3090/H.R.5942) was introduced in the U.S. Congress during the last session. If enacted, the legislation would, among other things, create a new ESRD-specific model of coordinated care not unlike that of the ESRD Seamless Care Organizations that would be mandated to be Advanced Alternate Payment Models as defined by the Medicare Access and CHIP Reauthorization Act, give enrolled patients supplemental benefits beyond what is available under current Medicare plans and establish incentives for providers, physicians and patients enrolled in the model. Nephrologists who are APM qualified participants would be eligible for the 5% payment bonus and would not be required to comply with MIPS reporting requirements. Other examples include ballot initiatives introduced at the state level which could further regulate clinic staffing requirements, state inspection requirements and commercial reimbursement rates. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. While there is uncertainty regarding the passage and scope of these ballot initiatives, if some form of ballot initiative passes at the state level, such action could have a material adverse impact on our business. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See "Item 3. Key Information – D. Risk Factors – Risks relating to regulatory matters "We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" and "Changes in reimbursement for dialysis and other healthcare services could materially impact our operating results," as well as "– Healthcare Reform" below.

Germany and other non-U.S.

        As a global company delivering health care and dialysis products in around 150 countries worldwide, we face the challenge of addressing the needs of patients and customers in widely varying economic and healthcare environments. A country's approach to reimbursement and market pricing is markedly influenced by the type of healthcare funding system it employs. National insurance systems have been characterized by greater decentralisation and generally a more widespread use of 'fee-for-service' agreements.

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

        In Latin America, health care systems are funded by public payors, private payors or a combination of both. For countries such as Argentina, Brazil, Chile, Colombia, Curaçao, Ecuador and Peru, Universal Health Care ("UHC") covers ESRD for all citizens, funded by employers as well as individual compulsory contributions. In Peru, UHC is not yet fully implemented. Private insurers complement health care coverage, particularly in Argentina, Brazil and Colombia, and may be preferred by patients for a better quality of treatment or convenience. For those countries in Latin America in which we operate, with the exception of Chile, Curaçao, Ecuador and Peru where rates may vary depending upon payors, reimbursement rates are independent of treatment modality. Each payor (public or private) defines its own tariff, subject to a yearly revision to restore the value eroded by inflation. In Colombia, competition bids for lower prices without regard to adjusted tariffs and in Brazil, where public payors represent more than 60% of the share, inflation adjustments for dialysis care services are not often received.

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

        Generally, in European countries with established dialysis programs, reimbursements range from $100 to more than $400 per treatment. In Asia-Pacific and Latin America, reimbursement rates can be significantly lower. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. However, because the services and costs that are reimbursed differ widely between countries, calculation of an average global reimbursement amount would likely bear little relation to the actual reimbursement system in any one country. Hence, country comparison will be relevant only if it includes an analysis of the cost components covered, including their individual costs, services rendered and the structure of the dialysis clinic in the countries being compared.

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

        The Office of the Inspector General of HHS ("OIG"), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect agreements that may violate fraud and abuse laws.

        The government's ability to pursue actions against potential violators has been enhanced over the past years, by expanding the government's investigative authority, expanding criminal and administrative penalties, by increasing funding for enforcement and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, ACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. ACA and implementing regulations also require providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or all claims associated with the overpayment will become false claims. The ACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim.

Health care reform

        In response to increases in health care costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. healthcare system. The ACA, enacted in 2010, contained broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of healthcare program waste and fraud and (viii) a 2.3% excise tax on manufacturers' medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. Throughout the years of the Obama Administration, the Republicans in Congress attempted on several occasions to repeal the ACA, recognizing that any such effort would be rejected by a Presidential veto. Similarly, during the 2016 Presidential campaign, Donald Trump called for a repeal and replacement of the ACA. With the election of Trump and with both Houses of Congress retaining a Republican majority, it was widely anticipated that Congress and the President would proceed to repeal and replace the ACA. But despite the fact that Republican leadership in both the House and the Senate has proposed legislation on multiple occasions that would replace the ACA's private insurance market reforms and substantially modify federal funding and other aspects of the Medicaid program, these efforts have been unsuccessful to date. Nevertheless, it is likely that additional attempts will be made in the future. Thus, the outcome of changes in health care policy and law are difficult to predict, and while there may be changes that are both favorable and unfavorable to us, it is possible that the overall impact of certain changes could be materially adverse to our business.

        In National Federation of Independent Business v. Sebelius, the U.S. Supreme Court affirmed the right of individual states to elect whether or not to participate in ACA's Medicaid expansion. As of October 2017, thirty-two states (including the District of Columbia) elected to expand their programs. Because 19 states declined to participate, the number of uninsured individuals will be greater than originally expected when the ACA was passed. We cannot predict whether additional states will agree to participate in the expansion in future years, presuming that there is no change in the current law.

        The Trump Administration has made changes in the leadership of CMS and the Department of Health and Human Services and this new leadership has initiated revisions to regulations and sub-regulatory guidance relating to implementation of various provisions of ACA, with or without changes legislation. Additional changes may continue to occur, regardless whether the ACA is repealed. Significantly, in October 2017, the Trump Administration announced that it would immediately cease paying cost-sharing reduction (CSR) subsidies to insurers. These subsidies reduce deductibles, coinsurance and copayments for individuals and families at or below 250% of the federal poverty level. Under the law insurers are still mandated to provide lower out-of-pocket costs for low-income individuals; as a result, ending CSR payments has caused many insurers to increase premiums in the individual insurance market to offset the loss of the federal support. However, in February 2018, the Trump administration appears to have altered course and requested $1.2 billion to fund insurance exchanges, including CSR payments, as part of the administration's 2019 budget. A portion of this requested funding is expected to also fund the dismantling of the insurance exchanges. We cannot predict whether the inclusion of this funding in the budget for 2019 will come to pass. If the Administration pursues the course indicated in October, then litigation that could stem from the decision to end the payments and likely will create uncertainty for the foreseeable future. Given this uncertainty, some insurers may decide to leave the individual exchanges altogether.

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

        In January 2018, the Trump Administration released guidance aimed at allowing states to impose work requirements for Medicaid beneficiaries, a major shift in the design of the health insurance program for the poor and disabled. The Centers for Medicare and Medicaid Services claims that work requirements will help people lead healthier lifestyles. Opponents fear the requirements simply will lead to the poor and disabled losing health benefits. At least nine states have applied for Medicaid waivers that include work requirements. The Kentucky and Indiana programs have been approved by CMS. The other states who have applied for waivers are Arizona, Arkansas, Indiana, Kansas, Maine, New Hampshire, North Carolina, Utah and Wisconsin. It is impossible to assess the impact such programs will have over time.

C.    Organizational structure

        The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2017. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America."

D.    Property, plant and equipment

Property

        The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described under "Item 7.B. Related Party Transactions – Real Property Lease."

Location	Floor area (approximate square meters)	Currently owned or leased by Fresenius Medical Care	Lease expiration	Use
Ogden, Utah	102,193	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
St. Wendel, Germany	101,288	leased	December 2026	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer and peritoneal dialysis solutions
L´Arbresle, France	46,553	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding
Schweinfurt, Germany	38,100	leased	December 2026	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Cota, Colombia	37,000	owned		Manufacture of dry and liquid concentrates, CAPD and APD bags, Intravenous solutions, empty Biofine bags.
Waltham, Massachusetts	33,688	leased	April 2029	Corporate headquarters and administration – North America
Enstek, Malaysia	28,778	owned		Manufacture and peritoneal dialysis solutions and hemodialysis concentrate
Biebesheim, Germany	28,500	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
Fukuoka, Japan (Buzen Plant) – Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Knoxville, Tennessee	25,734	owned		Manufacture peritoneal dialysis solutions
Guadalajara, México	24,234	owned		Manufacture of peritoneal dialysis bags

Location	Floor area (approximate square meters)	Currently owned or leased by Fresenius Medical Care	Lease expiration	Use
Palazzo Pignano, Italy	21,440	owned		Manufacture of bloodlines and tubing, office
Buenos Aires, Argentina	20,000	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates and desinfectants
Rockleigh, New Jersey	19,974	leased	December 2028	Clinical laboratory testing
Concord, California	17,015	leased	October 2028	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
São Paulo, Brazil	16,992	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and Warehouse
Reynosa, Mexico	15,746	leased	April 2021	Manufacture of bloodlines
Vrsac, Serbia	15,365	owned		Administration, production and warehouse building
Bad Homburg (OE), Germany	10,300	leased	December 2026	Manufacture of hemodialysis concentrate solutions / Technical Services / Logistics services
Bad Homburg, Germany	8,057	leased	December 2026	Corporate headquarters and administration

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

        Not applicable

Item 5.    Operating and financial review and prospects

        You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competition and financial conditions include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of the management of our General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this report entitled "Introduction – Forward-Looking Statements." See also Item 3.D., "Key Information – Risk Factors."

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

        For information about our discretionary accounting policies and estimations, see note 2 of the notes to our consolidated financial statements, included in this report. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the our financial statements, and the discussion below in III. Results of operations, financial position and net assets – "Results of Operations."

I.     Performance management system

        The Management Board oversees our Company by setting strategic and operational targets and measuring various financial key performance indicators used for internal management determined in euro based upon IFRS.

        The key performance indicators used for internal management are the same in all the individual operating segments.

        Each operating segment is evaluated based on target figures that reflect the revenue and expenses they control. The effects of certain transactions and income taxes are not included as we believe these items to be outside the operating segments' control. Financing is a corporate function, which the operating segments do not control. Therefore, we do not include interest expense relating to financing as an operating segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, global research and development, etc. because we believe that these costs are also not within the control of the individual operating segments.

        Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation as well as our compliance with covenants. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Revenue

        The management of our operating segments is based on revenue as a key performance indicator. We believe that the key to continue growing our revenue is to attract new patients and increase the number of treatments performed each year. The number of treatments performed each year is therefore an indicator of continued revenue growth. For further information regarding revenue recognition and measurement, refer to note 1h of the notes to consolidated financial statements, "The Company and Basis of Presentation – Summary of Significant Accounting Policies – Revenue Recognition and Allowance for Doubtful Accounts," included in this report. Revenue is also benchmarked based on movement at constant exchange rates. See the "Constant currency information" below.

Operating income

        Operating income is the most appropriate measure for evaluating the profitability of the operating segments and therefore is also a key performance indicator.

Operating income margin

        Operating income margin represents the ratio of operating income to revenue. We believe operating income margin shows the profitability of each of our operating segments or our consolidated company.

Delivered EBIT (Non-IFRS Measure)

        As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered

EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income, or EBIT, is the closest comparable IFRS measure.

        Below is a table showing the reconciliation of operating income to Delivered EBIT for our reporting segments:

Delivered EBIT reconciliation
in € M
	2017	2016	2015
Total
Operating income (EBIT)	2,362	2,409	2,129
less noncontrolling interests	(274)	(276)	(256)

Delivered EBIT	2,088	2,133	1,873
North America
Operating income (EBIT)	2,086	1,936	1,648
less noncontrolling interests	(263)	(267)	(246)

Delivered EBIT	1,823	1,669	1,402
Dialysis
Operating income (EBIT)	1,942	1,882	1,558
less noncontrolling interests	(229)	(243)	(210)

Delivered EBIT	1,713	1,639	1,348
Care Coordination
Operating income (EBIT)	144	54	90
less noncontrolling interests	(34)	(24)	(36)

Delivered EBIT	110	30	54
EMEA
Operating income (EBIT)	444	474	522
less noncontrolling interests	(4)	(3)	(3)

Delivered EBIT	440	471	519
Asia-Pacific
Operating income (EBIT)	313	289	270
less noncontrolling interests	(7)	(6)	(7)

Delivered EBIT	306	283	263
Dialysis
Operating income (EBIT)	286	289	270
less noncontrolling interests	(6)	(6)	(7)

Delivered EBIT	280	283	263
Care Coordination
Operating income (EBIT)	27	—	—
less noncontrolling interests	(1)	—	—

Delivered EBIT	26	—	—
Latin America
Operating income (EBIT)	58	59	44
less noncontrolling interests	0	0	0

Delivered EBIT	58	59	44

Net income growth at constant currency (Non-IFRS Measure)

        On a consolidated level, percentage growth in net income (net income attributable to shareholders of FMC-AG & Co. KGaA) at constant currency is an additional key performance indicator used for internal management. Please see "Constant currency information" below for more information on the use and calculation of financial measures at constant currency.

Basic earnings per share growth at constant currency (Non-IFRS Measure)

        Percentage growth in basic earnings per share at constant currency is a key performance indicator to evaluate our profitability. This indicator helps to manage our overall performance. Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted-average number of outstanding shares over the course of the year. Please see "Constant currency information" below for more information on the use and calculation of financial measures at constant currency.

Capital expenditures

        We manage our investments using a detailed coordination and evaluation process. The Management Board sets our complete investment budget as well as the investment targets. Before realizing specific investment projects or acquisitions, our internal Acquisition & Investment Committee examines the individual projects and measures taking into account the expected return on investment and potential yield. Investment projects are evaluated using common methods such as net present value, internal interest rate methods and payback periods. We utilize this evaluation methodology to ensure that we only make and implement investments and acquisitions that increase shareholder value. Capital expenditures for property, plant and equipment is an indicator used for internal management. It influences the capital invested for replacement and expansion.

Cash flow measures

Net cash provided by (used in) operating activities in % of revenue (Non-IFRS Measure)

        Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. It is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

        Free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

        The following table shows the significant cash flow key performance indicators for 2017 and 2016 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in)

operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Significant cash flow key performance indicators
in € M, except where otherwise specified
	2017	2016	2015
Revenue	17,784	16,570	15,455

Net cash provided by (used in) operating activities	2,192	1,932	1,767
Capital expenditures	(944)	(931)	(859)
Proceeds from sale of property, plant and equipment	103	16	16

Capital expenditures, net	(841)	(915)	(843)

Free cash flow	1,351	1,017	924
Net cash provided by (used in) operating activities in % of revenue	12.3%	11.7%	11.0%
Free cash flow in % of revenue	7.6%	6.1%	6.0%

Net leverage ratio (Non-IFRS Measure)

        The Net Leverage Ratio is a key performance indicator used for internal management. In 2017, we revised this indicator from the leverage ratio to the Net Leverage Ratio, which aligns to our covenant obligations under our Amended 2012 Credit Agreement as well as determines pricing under that agreement. See note 14 of the notes to consolidated financial statements included in this report for more information on the Amended 2012 Credit Agreement. To determine the Net Leverage Ratio, debt less cash and cash equivalents (net debt) is compared to EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement and non-cash charges). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the Net Leverage Ratio provides more reliable information about the extent to which we are able to meet our payment obligations than considering only the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. This means that we can work with a relatively large share of debt capital compared with companies in other industries. The following table shows the reconciliation of Net Leverage Ratio as of December 31, 2017 and 2016.

Reconciliation of net leverage ratio
in € M, except where otherwise specified
	December 31, 2017	December 31, 2016
Debt	7,448	8,132
Cash and cash equivalents	978	709

Net debt	6,470	7,423
Operating income(1)	2,372	2,398
Depreciation and amortization(1)	731	710
Non-cash charges	51	65

EBITDA(1)	3,154	3,173

Leverage ratio(1)	2.4	2.6

Net leverage ratio(1)	2.1	2.3

(1)
Including adjustments for acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

Return on invested capital ("ROIC")(Non-IFRS Measure)

        ROIC is the ratio of operating income after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project. The following table shows the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC in € M, except ROIC

2017	December 31, 2017	September 30, 2017(2)	June 30, 2017(2)	March 31, 2017(2)	December 31, 2016(2)
Total assets	24,025	24,156	24,617	26,016	25,825
Plus: Cumulative goodwill amortization	394	400	413	439	444
Minus: Cash and cash equivalents	(978)	(729)	(721)	(678)	(716)
Minus: Loans to related parties	(92)	(146)	(169)	(220)	(220)
Minus: Deferred tax assets	(315)	(334)	(308)	(311)	(292)
Minus: Accounts payable	(590)	(518)	(484)	(505)	(584)
Minus: Accounts payable to related parties	(147)	(224)	(216)	(271)	(264)
Minus: Provisions and other current liabilities(1)	(2,791)	(2,763)	(2,822)	(2,791)	(2,866)
Minus: Income tax payable	(194)	(251)	(234)	(277)	(242)

Invested capital	19,312	19,591	20,076	21,402	21,085

Average invested capital as of December 31, 2017	20,293
Operating income(2)	2,372
Income tax expense(3),(4)	(617)

NOPAT –	1,755

ROIC in %	8.6%

2016	December 31, 2016	September 30, 2016(2)	June 30, 2016(2)	March 31, 2016(2)	December 31, 2015(2)
Total assets	25,504	24,074	24,108	23,262	23,680
Plus: Cumulative goodwill amortization	444	422	424	413	431
Minus: Cash and cash equivalents	(709)	(566)	(653)	(466)	(516)
Minus: Loans to related parties	(199)	(144)	(152)	(197)	(182)
Minus: Deferred tax assets	(291)	(262)	(248)	(245)	(261)
Minus: Accounts payable	(576)	(473)	(518)	(495)	(585)
Minus: Accounts payable to related parties	(264)	(231)	(196)	(208)	(141)
Minus: Provisions and other current liabilities(1)	(2,857)	(2,573)	(2,583)	(2,341)	(2,470)
Minus: Income tax payable	(242)	(228)	(228)	(245)	(216)

Invested capital	20,810	20,019	19,954	19,478	19,740

Average invested capital as of December 31, 2016	20,000
Operating income(2)	2,398
Income tax expense(3)	(840)

NOPAT –	1,558

ROIC in %	7.8%

(1)
Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.

(2)
Including adjustments for acquisitions and divestitures made within the reporting period with a purchase price above a € 50 M threshold as defined in the Amended 2012 Credit Agreement.

(3)
Adjusted for noncontrolling partnership interests.

(4)
Includes the remeasurement of deferred tax balances as a result of U.S. tax reform ("U.S. Tax Reform") of approximately €236 M.

Non-IFRS measures not utilized as key performance indicators

EBITDA (Non-IFRS)

        EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2012 Credit Agreement or may be relevant in other major financing arrangements. You should not consider EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies, particularly since our calculation of EBITDA includes adjustments provided in our Amended 2012 Credit Agreement. A reconciliation of EBITDA to cash flow provided by (used in) operating activities, which we believe to be the most directly comparable IFRS financial measure, is calculated as follows:

Reconciliation of EBITDA to net cash provided by (used in) operating activities in € M

	2017	2016	2015
Total EBITDA	3,098	3,110	2,777
Interest expense (net of interest income)	(354)	(366)	(353)
Income tax expense	(454)	(623)	(565)
Change in deferred taxes, net	(203)	—	(37)
Changes in operating assets and liabilities	232	(159)	(46)
Compensation expense related to share-based plans	47	27	8
Other items, net	(174)	(57)	(17)

Net cash provided by (used in) operating activities	2,192	1,932	1,767

Constant currency information

        Some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA include the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our filings to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

        We believe that the measures at Constant Currency (Non-IFRS Measure) are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in Non-IFRS revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items and changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from IFRS measures next to the growth rate derived from Non-IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Auxiliary measures

Business metrics for Care Coordination

        The measures for the North America Segment and the Asia-Pacific Segment discussed below include current and future programs that we will be participating in and will be reflected in the discussion of our business. Currently, in our North America Segment, sub-capitation, BPCI, ESCO programs, MA-CSNPs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, other programs may be included in the metrics below. Note that due to the timing required by CMS to review the BPCI and ESCO program data that we provide, estimates have been used in order to report these metrics in a timely manner. The Asia-Pacific Segment Care Coordination metric currently used for discussion purposes is patient encounters, These metrics may be developed further in future periods. These metrics are neither IFRS measures nor non-IFRS measures, and are therefore not accompanied by or reconciled to IFRS measures.

Member months under medical cost management

        In our North America Segment, member months under medical cost management is calculated by multiplying the number of members included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we assume the risk of generating savings. The financial results are recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

        In our North America Segment, medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical costs per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care coordination patient encounters

        Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Care Coordination patient encounters in the North America Segment is the sum of all encounters and procedures completed during the period by Sound, MedSpring Urgent Care Centers, Azura Vascular Care, and National Cardiovascular Partners, the trade name of Laurus Healthcare L.P., as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program. Care Coordination patient encounters in the Asia-Pacific Segment is the sum of all encounters for the following services: ambulant treatment services in day care hospitals, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

II.    Financial condition and results of operations

Overview

        We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a wide variety of health care products, which includes both dialysis and non-dialysis products. Our dialysis products include dialysis machines, water treatment systems and disposable products while our non-dialysis products include acute cardiopulmonary and apheresis products. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain other health care services that we provide in our North America and Asia-Pacific segments as "Care Coordination." Care Coordination currently includes, but is not limited to, coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, non-dialysis laboratory testing services (until December 2017), physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Care Coordination also includes the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €70 billion in 2017 (€69 billion in 2016). Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care research.

        As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

Significant U.S. reimbursement developments

        The majority of health care services we provide are paid for by governmental institutions. For the year ended December 31, 2017, approximately 34% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, while we have generally experienced stable reimbursement globally, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to ATRA as subsequently modified under PAMA and (iv) CMS's 2016 final rule on the Physician Fee Schedule with material decreases in reimbursement for certain procedures. Please see detailed discussions on these and further legislative developments in "Reimbursement" in Item 4.B above, "Information on the Company – B. Business Overview."

        Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. We have generally experienced stable reimbursement globally, including the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. However, any significant decreases in Medicare or commercial reimbursement rates or patient access to commercial insurance plans could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected. See "Risk Factors – We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" in Item 3.D. Risk Factors" above.

Participation in new Medicare payment arrangements

        We also participate in the following programs, initiatives and arrangements, each with specific reimbursement models as described in Item 4.B above, "Information on the Company – B. Business Overview- Care Coordination – Health Plans."

  •
  ESCOs

  •
  BPCI

  •
  MA-CSNPs

  •
  Sub-capitation and other shared savings arrangements

Company structure

        Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. Global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities (See note 26 of the notes to consolidated financial statements found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results which are discussed below in the discussion of our consolidated results of operations.

III.  Results of operations, financial position and net assets

        The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information using a management approach, consistent with the manner in which management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

Results of operations

Segment data (including Corporate)
in € M
	2017	2016	2015
Total revenue
North America	12,879	12,030	11,016
EMEA	2,547	2,409	2,369
Asia-Pacific	1,623	1,474	1,353
Latin America	720	643	691
Corporate	15	14	26

Total	17,784	16,570	15,455

Operating income
North America	2,086	1,936	1,648
EMEA	444	474	522
Asia-Pacific	313	289	270
Latin America	58	59	44
Corporate	(539)	(349)	(355)

Total	2,362	2,409	2,129

Interest income	43	42	105
Interest expense	(397)	(408)	(458)
Income tax expense	(454)	(623)	(565)

Net Income	1,554	1,420	1,211
Less: Net Income attributable to noncontrolling interests	(274)	(276)	(256)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	1,280	1,144	955

        Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The twelve months ended December 31, 2017 and 2016 were negatively impacted by the development of the euro against the U.S. dollar. For the respective twelve-month period ended December 31, 2017 approximately 72% of revenue and approximately 88% of operating income were generated in U.S. dollars.

Year ended December 31, 2017 compared to year ended December 31, 2016

Consolidated Financials

Key indicators for the consolidated financial statements
in € M, except where otherwise specified
			Change in %
	2017	2016	As reported	Constant Currency(1)
Revenue	17,784	16,570	7%	9%
Health care services	14,532	13,506	8%	10%
Health care products	3,252	3,064	6%	7%
Number of dialysis treatments	48,269,144	46,529,154	4%
Same market treatment growth in %	2.7%	3.2%
Gross profit as a % of revenue	33.8%	33.9%
Selling, general and administrative costs as a % of revenue	20.1%	18.8%
Operating income	2,362	2,409	(2%)	0%
Operating income margin in %	13.3%	14.5%
Delivered EBIT(2)	2,088	2,133	(2%)	0%
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,280	1,144	12%	14%
Basic earnings per share	4.17	3.74	12%	14%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

        Health care services revenue increased by 8% including a 2% negative impact from foreign currency translation. At Constant Exchange Rates, health care services revenue increased by 10% driven by increases in organic revenue per treatment (4%), growth in same market treatments (3%) and contributions from acquisitions (3%).

        Dialysis treatments increased by 4% as a result of growth in same market treatments (3%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

        At December 31, 2017, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,752 dialysis clinics compared to 3,624 dialysis clinics at December 31, 2016. For the year ended December 31, 2017, we acquired 67 dialysis clinics, opened 109 dialysis clinics and combined or closed 48 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 4% to 320,960 at December 31, 2017 from 308,471 at December 31, 2016.

        Health care product revenue increased by 6% including a 1% negative impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 7%. Dialysis product revenue increased by 5% including a 1% negative impact from foreign currency translation. At Constant Exchange Rates, dialysis product revenues increased by 6% due to higher sales of dialyzers, machines, peritoneal dialysis products, renal pharmaceuticals, products for acute care treatments, hemodialysis solutions and concentrates and bloodlines. Non-dialysis product revenue increased by 59% to €79 M from €49 M with no foreign currency translation effects. The increase of 59% was due to the acquisition of Xenios.

        The decrease period over period in the gross profit margin was 0.1 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the gross profit margin. The decrease primarily reflects a decrease in the EMEA Segment, the Asia-Pacific Segment and Corporate, partially offset by an increase in the North America Segment. The gross profit margin decrease in the EMEA Segment was primarily driven by unfavorable impacts from acquisitions largely due to the development of cardiopulmonary products at Xenios, pressure on reimbursement in some countries and the impact from two fewer dialysis days, partially offset by a favorable impact from manufacturing. The gross profit margin decrease in the Asia-Pacific Segment was primarily driven by an unfavorable mix effect related to acquisitions with lower margins and unfavorable foreign currency transaction effects, partially offset by a favorable impact from business growth, mainly in China. The gross profit margin decrease in Corporate was mainly driven by sustaining engineering costs. The increase in gross profit margin in the North America Segment was primarily due to a favorable impact driven by the initial recognition in the calendar year 2017 of earnings (including earnings from prior periods) from the BPCI initiative combined with increased volumes for hospital-related physician services, impact of revenue recognized from the agreement with the United States Departments of Veterans Affairs and Justice for reimbursement for services performed during the period of January 2009 through February 15, 2011 ("VA Agreement"), lower costs for health care supplies and a favorable impact from the increase in the ESRD PPS rate for 2017, partially offset by higher costs in our pharmacy services business, higher personnel expense and the impact from lower revenue for vascular services.

        The increase period over period in selling, general and administrative ("SG&A") expenses as a percentage of revenue was 1.3 percentage points with virtually no impact from foreign currency translation in the current period. The increase was driven by increases at Corporate as well as in the EMEA Segment, the Latin America Segment and the North America Segment, partially offset by a decrease in the Asia-Pacific Segment and a favorable impact of varying margins across our four reporting segments. The increase at Corporate was mainly driven by an accrual of €200 M for an FCPA related charge ("FCPA Related Charge"). For further information on these investigations, see note 22 of the notes to our consolidated financial statements included in this report. The increase in the EMEA Segment was due to unfavorable foreign currency transaction effects, unfavorable impacts from acquisitions largely due to the development of cardiopulmonary products at Xenios, higher overhead costs and costs related to a change in the Management Board, partially offset by decreased bad debt expense and a favorable impact from a legal settlement in Germany. The increase in the Latin America Segment was due to unfavorable foreign currency transaction effects and higher overhead costs, partially offset by reimbursement rate increases which mitigated inflationary cost increases in the region. The increase in the North America Segment was mainly driven by higher bad debt expense, higher personnel expense and the impact from lower revenue for vascular services, partially offset by gains on the sale of fixed assets and investments, the impact from higher revenue including the initial recognition in the calendar year 2017 of earnings (including earnings from prior periods) from the BPCI initiative combined with increased volumes for hospital-related physician services and a positive impact from income attributable to a consent agreement on certain pharmaceuticals. The decrease in the Asia-Pacific Segment was due to a favorable impact from acquisitions largely due to Cura and the prior year impact from costs associated with changes in the Management Board.

        Research and development expenses decreased by 11% to €131 M from €147 M. The decrease period over period, as a percentage of revenue, was 0.2 percentage points, largely driven by capitalized development costs, partially offset by expenses incurred related to the development of cardiopulmonary products at Xenios and an increased project portfolio.

        Income from equity method investees increased by 15% to €67 M from €59 M. The increase was driven by increased income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, due to increased sales in North America, partially offset by increased costs to support the launch and development of new projects.

        The decrease period over period operating income margin was 1.2 percentage points with virtually no impact from foreign currency translation in the current period. Operating income margin decreased as a result of increased SG&A, as a percentage of revenue and decreased gross profit margin, partially offset by decreased research and development expenses, as a percentage of revenue, and increased income from equity method investees, as discussed above. Excluding (i) the impact of the FCPA Related Charge of €200M (for further information on these investigations, see note 22 of the notes to our consolidated financial statements included in this report), (ii) the effect of the VA Agreement of approximately €87 M as of December 31, 2017 and (iii) cost effects net of anticipated recoveries from natural disasters ("Natural Disaster Costs") of approximately €18 M, operating income margin decreased by 0.4 percentage points to 14.1% from 14.5% with virtually no impact from foreign currency translation in the current period.

        Delivered EBIT decreased by 2% including a 2% negative impact from foreign currency translation. At Constant Exchange Rates, Delivered EBIT remained flat largely a result of operating income at Constant Exchange rates remaining stable.

        Net interest expense decreased by 3% to €354 M from €366 M. Foreign currency translation had a positive impact of 1% in the current period. At Constant Exchange Rates, net interest expense decreased by 2% largely due to the replacement of interest bearing Bonds, repaid in 2016 and 2017, by debt instruments at lower interest rates.

        Income tax expense decreased by 27% to €454 M from €623 M. The effective tax rate decreased to 22.6% from 30.5% for the same period of 2016 driven by the impact, €236 M, of U.S. Tax Reform. Excluding U.S. Tax Reform impacts, the effective tax rate increased to 34.3% from 30.5% largely due to the FCPA Related Charge of €200 M which was not tax effected (see note 22 of the notes to our consolidated financial statements included in this report), prior year related taxes, a lower portion of tax-free income attributable to noncontrolling interests compared to income before taxes and higher tax expense related to the VA Agreement, approximately €34 M, as the tax rate in the U.S. is higher than the average tax rate outside of the U.S., partially offset by tax benefits from financing structures. Excluding (i) the effect on earnings before taxes due to the FCPA Related Charge of €200M, (ii) the impact from the VA Agreement, pre-tax of approximately €87 M, (tax expense of approximately €34 M), (iii) the tax effects associated with Natural Disaster Costs, pre-tax of approximately €18 M (tax expense of approximately €7 M) and (iv) U.S. Tax Reform of approximately €236 M, the effective tax rate increased to 31.0% from 30.5%.

        Net income attributable to noncontrolling interests decreased slightly to €274 M from €276 M including a 2% negative impact from foreign currency translation. At Constant Exchange Rates, net income attributable to noncontrolling interests increased by 2% primarily driven by the portion of the VA Agreement reimbursement of approximately €2 M attributable to noncontrolling interests and increased noncontrolling interest expense related to Care Coordination, partially offset by decreased noncontrolling interest expense related to dialysis in the North America Segment driven by lower operating income in less than wholly-owned clinics.

        Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 12% to €1,280 M from €1,144 M including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 14% was driven by the combined effects of the items discussed above. Excluding (i) the impact from the FCPA Related Charge of €200 M (for further information on these investigations, see note 22 of the notes to our consolidated financial statements included in this report), (ii) the impact of the VA Agreement of approximately €51 M, after tax, (iii) Natural Disaster Costs of approximately €11 M, and (iv) U.S. Tax Reform of approximately €236 M, net income attributable to shareholders of FMC-AG & Co. KGaA increased by 5% including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, excluding the effects noted above, net income attributable to shareholders of FMC-AG & Co. KGaA increased by 7%.

        Basic earnings per share increased by 12% including a 2% negative impact from foreign currency translation. At Constant Exchange Rates, basic earnings per share increased by 14% primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 306.6 M in 2017 (2016: 305.7 M).

        We employed 114,000 people (full-time equivalents) as of December 31, 2017 compared to 109,319 as of December 31, 2016, an increase of 4%, primarily due to organic growth in our business and acquisitions.

        The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified
			Change in %
	2017	2016	As Reported	Constant Currency(1)
Total North America Segment
Revenue	12,879	12,030	7%	9%
Health care services	12,036	11,214	7%	10%
Health care products	843	816	3%	5%
Operating income	2,086	1,936	8%	10%
Operating income margin in %	16.2%	16.1%
Delivered EBIT(2)	1,823	1,669	9%	11%
Dialysis
Revenue	10,070	9,791	3%	5%
Number of Dialysis treatments	29,804,196	28,882,107	3%
Same market treatment growth in %	2.5%	3.1%
Operating income	1,942	1,882	3%	5%
Operating income margin in %	19.3%	19.2%
Delivered EBIT(2)	1,713	1,639	4%	6%
Care Coordination
Revenue	2,809	2,239	25%	28%
Operating income	144	54	168%	173%
Operating income margin in %	5.1%	2.4%
Delivered EBIT(2)	110	30	264%	271%
Member Months Under Medical Cost Management(3),(4)	604,244	387,244	56%
Medical Cost Under Management(3),(4)	3,994	2,542	57%	60%
Care Coordination Patient Encounters(3),(4)	6,934,300	5,539,703	25%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "I. Performance management system – Auxiliary measures – Business metrics for Care Coordination."

(4)
The metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the BPCI and ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

        Dialysis care revenue increased by 3% to €9,227 M from €8,975 M including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care revenue increased by 5% mainly due to same market treatment growth (2%), an increase related to the VA Agreement, approximately €94 M as of December 31, 2017 (1%), increases in organic revenue per treatment (1%) and contributions from acquisitions (1%).

        Dialysis treatments increased by 3% primarily due to same market treatment growth (2%) and contributions from acquisitions (1%). At December 31, 2017, 197,356 patients (4% increase from December 31, 2016) were being treated in the 2,393 dialysis clinics that we own or operate in the North America Segment, compared to 188,987 patients treated in 2,306 dialysis clinics at December 31, 2016.

        In the U.S., the average revenue per treatment, excluding the VA Agreement of approximately $4 per treatment, increased to $353 (€319 at Constant Exchange Rates) from $351 (€318). The increase was mainly attributable to a favorable impact from the increase in the ESRD PPS rate for 2017.

        Cost per treatment in the U.S. excluding Natural Disaster Costs of $0.70 per treatment, increased to $282 (€255 at Constant Exchange Rates) from $278 (€251). This increase was largely driven by higher personnel expense, higher bad debt expense as well as increased property and other occupancy related costs including depreciation, partially offset by decreased costs for health care supplies and a gain from the sale of fixed assets.

        Health care product revenue increased by 3% including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 5% was driven by higher sales of renal pharmaceuticals, peritoneal dialysis products, hemodialysis solutions and concentrates, machines and dialyzers.

Operating income margin

        The increase period over period in the dialysis operating income margin was 0.1 percentage points with virtually no impact from foreign currency translation in the current period. The increase was largely driven by the VA Agreement, approximately €94 M, a favorable impact from the increase in the ESRD PPS rate for 2017, lower costs for health care supplies, gains from the sale of fixed assets and investments as well as a positive impact from income attributable to a consent agreement on certain pharmaceuticals, partially offset by higher personnel expense, higher bad debt expense and higher costs such as other supplies and rent expense. Excluding (i) the VA Agreement impact of approximately €94 M and (ii) Natural Disaster Costs of approximately €17 M, operating income margin decreased by 0.5 percentage points to 18.7% from 19.2% in the prior period with virtually no impact from foreign currency translation.

Delivered EBIT

        Dialysis Delivered EBIT increased by 4% including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis Delivered EBIT increased by 6% mainly as the result of increased operating income coupled with decreased income from noncontrolling interests.

Care Coordination

Revenue

        Care Coordination revenue increased by 25% including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue increased by 28% driven by increases in organic revenue growth (21%) and contributions from acquisitions (7%).

Operating income margin

        The increase period over period in the Care Coordination operating income margin was 2.7 percentage points with virtually no impact from foreign currency translation in the current period. The increase was mainly driven by the impact from higher revenue including the initial recognition in the calendar year 2017 of earnings (including earnings from prior periods) from the BPCI initiative combined with increased volumes for hospital related physician services, increased earnings recognized related to ESCOs, a gain from the sale of an investment as well as the impact from the improved margin contribution for laboratory services, partially offset by the impact from lower revenue for vascular services, higher bad debt expense, increased costs for pharmacy services and the change in fair value of subsidiary stock based compensation.

Delivered EBIT

        Care Coordination Delivered EBIT increased by 264% including a 7% negative impact resulting from foreign currency translation. At Constant Exchange Rates, care coordination Delivered EBIT increased by 271% mainly a result of increased operating income, partially offset by the corresponding increase in noncontrolling interest expense.

Care Coordination business metrics

        The increase in member months under medical cost management was primarily attributable to an increase in our participation in ESCO programs from 6 to 24 ESCOs in 2017 as well as the addition of new payor shared savings and sub-capitation agreements, partially offset by a decrease in BPCI due to our voluntary elimination of certain non-performing risks from our BPCI portfolio. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

        Care Coordination's medical cost under management increased by 57%, including a 3% negative impact from foreign currency translation in the current period. At Constant Exchange Rates, Care Coordination's medical cost under management increased by 60% primarily due to an increase in our participation in ESCO programs from 6 to 24 ESCOs in 2017 as well as the addition of new payor shared savings and sub-capitation agreements. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

        The increase in patient encounters was primarily driven by increased encounters for hospital related physician services. See note 4 to the table "Key indicators and business metrics for the North America Segment," above.

EMEA Segment

Key indicators for the EMEA Segment
in € M, except where otherwise specified
			Change in %
	2017	2016	As Reported	Constant Currency(1)
Revenue	2,547	2,409	6%	6%
Health care services	1,237	1,169	6%	6%
Health care products	1,310	1,240	6%	6%
Number of dialysis treatments	9,350,024	8,872,231	5%
Same market treatment growth in %	3.5%	3.6%
Operating income	444	474	(6%)	(6%)
Operating income margin in %	17.4%	19.7%
Delivered EBIT(2)	440	471	(7%)	(6%)

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

Revenue

        In the EMEA Segment, health care service revenue increased by 6% with virtually no impact from foreign currency translation in the current period. The increase was due to contributions from acquisitions (4%) and same market treatment growth (4%), partially offset by decreases in organic revenue growth per treatment (2%).

        Dialysis treatments increased by 5% mainly due to same market treatment growth (4%), contributions from acquisitions (3%), partially offset by the effect of closed or sold clinics (1%) and a decrease in dialysis days (1%). As of December 31, 2017, we had 62,490 patients (5% increase from December 31, 2016) being treated at the 746 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 59,767 patients treated at 711 clinics at December 31, 2016.

        Health care product revenue increased by 6% with virtually no impact from foreign currency translation in the current period. Dialysis product revenue increased by 3% including negative foreign currency translation effects of 1%. At Constant Exchange Rates, dialysis product revenue increased by 4% due to higher sales of peritoneal dialysis products, products for acute care treatments, dialyzers and renal pharmaceuticals, partially offset by lower sales of hemodialysis solutions and concentrates. Non-dialysis product revenue increased by 59% to €79 M from €49 M with virtually no foreign currency translation effects. The increase of 59% was due to the acquisition of Xenios.

Operating income margin

        The decrease period over period in the operating income margin was 2.3 percentage points with virtually no impact from foreign currency translation in the current period. The decrease was mainly due to unfavorable impacts from acquisitions largely due to the development of cardiopulmonary products at Xenios and foreign currency transaction effects, higher overhead costs, costs related to the change in the Management Board, pressure on reimbursement in some countries as well as lower income from equity method investees as a result of increased costs to support the launch and development of new projects, partially offset by decreased bad debt expense.

Delivered EBIT

        Delivered EBIT decreased by 7% including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 6% primarily due to decreased operating income coupled with slightly increased income from noncontrolling interests.

Asia-Pacific Segment

Key indicators and business metrics for the Asia-Pacific Segment in € M, except where otherwise specified
			Change in %
	2017	2016	As Reported	Constant Currency(1)
Total Asia-Pacific Segment
Revenue	1,623	1,474	10%	13%
Health care services	744	659	13%	16%
Health care products	879	815	8%	10%
Operating income	313	289	8%	10%
Operating income margin in %	19.3%	19.6%
Delivered EBIT(2)	306	283	8%	10%
Dialysis
Revenue	1,455	1,474	(1%)	1%
Number of dialysis treatments	4,249,878	4,003,957	6%
Same market treatment growth in %	3.3%	4.7%
Operating income	286	289	(1%)	1%
Operating income margin in %	19.7%	19.6%
Delivered EBIT(2)	280	283	(1%)	1%
Care Coordination
Revenue	168	—	Not Applicable	Not Applicable
Operating income	27	—	Not Applicable	Not Applicable
Operating income margin in %	15.8%	—
Delivered EBIT(2)	26	—	Not Applicable	Not Applicable
Care Coordination patient encounters(3)	784,054

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

(3)
For further information on patient encounters, please refer to the discussion above of our Care Coordination Measures under "Business metrics for Care Coordination."

        Key indicators are now provided separately for dialysis and Care Coordination in the Asia-Pacific Segment due to an acquisition in Australia during the second quarter of 2017. Previously, there were immaterial amounts of services performed in Care Coordination within the Asia-Pacific Segment. We are presenting our Care Coordination activities in Asia-Pacific starting in 2017 as the data collected and presented during the period is now reliable. For comparative purposes in our 2017 analysis, the Asia-Pacific Segment will be discussed on an overall segment basis. Care Coordination services include ambulant treatment services in day care hospitals where we provide treatment infrastructure, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

Revenue

        In the Asia-Pacific Segment, health care service revenue increased by 13%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 16% as a result of contributions from acquisitions (12%), same market treatment growth (3%) and increases in organic revenue growth per treatment (2%), partially offset by the effect of closed or sold clinics (1%).

        Dialysis treatments increased by 6% mainly due to contributions from acquisitions (4%) and same market treatment growth (3%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2017, we had 29,739 patients (1% increase from December 31, 2016) being treated at the 381 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 29,328 patients treated at 374 clinics at December 31, 2016.

        Health care product revenue increased by 8%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 10% as a result of increased sales of dialyzers, machines, bloodlines, peritoneal dialysis products and products for acute care treatments.

Operating income margin

        The decrease period over period in the operating income margin was 0.3 percentage points. Foreign currency translation had a positive impact of 0.1 percentage points. The decrease was largely due to unfavorable impacts from foreign currency transaction effects and an unfavorable mix effect related to acquisitions with lower margins, partially offset by a favorable impact from business growth, mainly in China, and the prior year impact from costs associated with changes in the Management Board.

Delivered EBIT

        Delivered EBIT increased by 8%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT increased by 10% mainly due to increased operating income at Constant Currency, partially offset by increased income from noncontrolling interests.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified
			Change in %
	2017	2016	As Reported	Constant Currency(1)
Revenue	720	643	12%	15%
Health Care Services	515	464	11%	16%
Health Care Products	205	179	14%	11%
Number of dialysis treatments	4,865,046	4,770,859	2%
Same market treatment growth in %	1.5%	1.9%
Operating income	58	59	(1%)	3%
Operating income margin in %	8.1%	9.2%
Delivered EBIT(2)	58	59	(1%)	3%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

Revenue

        In the Latin America Segment, health care service revenue increased by 11%, including a 5% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 16% as a result of increases in organic revenue per treatment (15%), contributions from acquisitions (1%), and same market treatment growth (1%), partially offset by the effect of closed or sold clinics (1%).

        Dialysis treatments increased by 2% mainly due to contributions from acquisitions (2%) and same market treatment growth (1%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2017, we had 31,375 patients (3% increase from December 31, 2016) being treated at the 232 dialysis clinics that we own, operate or manage in the Latin America Segment compared to 30,389 patients treated at 233 clinics at December 31, 2016.

        Health care product revenue increased by 14%. Foreign currency translation effects represented 3% of the increase. At Constant Exchange Rates, health care product revenue increased by 11% driven by higher sales of dialyzers, machines, hemodialysis solutions and concentrates as well as bloodlines, partially offset by lower sales of peritoneal dialysis products.

Operating income margin

        The decrease period over period in the operating income margin was 1.1 percentage points, including a negative foreign currency translation effect of 0.2 percentage points in the current period. The decrease was mainly due to unfavorable foreign currency transaction effects, higher overhead costs and increased costs for manufacturing, partially offset by reimbursement rate increases, which mitigated inflationary cost increases in the region.

Delivered EBIT

        Delivered EBIT decreased by 1%, including a 4% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT increased by 3% due to increased operating income at Constant Currency.

Year ended December 31, 2016 compared to year ended December 31, 2015 in accordance with IFRS

Consolidated financial statements

Key indicators for the consolidated financial statements
in € M, except where otherwise specified
			Change in %
	2016	2015	as reported	at Constant Exchange Rates(1)
Revenue	16,570	15,455	7%	8%
Health care services	13,506	12,439	9%	9%
Health care products	3,064	3,016	2%	4%
Number of dialysis treatments	46,529,154	44,596,446	4%
Same market treatment growth in %	3.2%	4.3%
Gross profit as a % of revenue	33.9%	33.5%
Selling, general and administrative costs as a % of revenue	18.8%	19.1%
Operating income in	2,409	2,129	13%	13%
Operating income margin in %	14.5%	13.8%
Delivered EBIT(2)	2,133	1,873	14%	14%
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,144	955	20%	20%
Basic earnings per share	3.74	3.14	19%	19%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our reporting segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

        Health care service revenue increased by 9%. There was no impact from foreign currency translation. The increase was mainly due to increases in organic revenue per treatment (5%), growth in same market treatments (3%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

        Dialysis treatments increased by 4% as a result of same market treatment growth (3%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

        At December 31, 2016, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,624 dialysis clinics compared to 3,418 dialysis clinics at December 31, 2015. For the year ended December 31, 2016, we acquired 136 dialysis clinics, opened 122 dialysis clinics and combined or closed 52 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 5% to 308,471 at December 31, 2016 from 294,381 at December 31, 2015.

        Health care product revenue increased by 2% including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 4% largely due to increased sales of dialyzers, machines, bloodlines, products for acute care treatments, hemodialysis solutions and concentrates and peritoneal dialysis products, partially offset by lower sales of renal pharmaceuticals.

        The increase period over period in gross profit margin was 0.4 percentage points. Foreign currency translation effects represented 0.2 percentage points of the increase. The increase primarily reflects increases in the North America Segment and the Asia-Pacific Segment. The increase in the North America Segment was mainly due to lower costs for health care supplies and a higher volume of dialysis treatments with commercial payors, partially offset by higher personnel expense related to dialysis services and an unfavorable impact from Care Coordination services largely driven by the higher cost of revenue in our pharmacy services business. The increase in the Asia-Pacific Segment was predominantly driven by business growth.

        The decrease period over period in SG&A expenses as a percentage of revenue was 0.3 percentage points with virtually no impact from foreign currency translation in the current period. The decrease was due to decreases in the North America Segment, Latin America Segment and at Corporate, partially offset by increases in the EMEA Segment and the Asia-Pacific Segment. The decrease in the North America Segment was due to the prior year impact from accrued net expense of €54 M ("Net Settlement Expense") (for further information, see note 22 of the notes to the consolidated financial statements), a release of bad debt reserves and lower legal expenses excluding Net Settlement Expense legal costs above, partially offset by a cost impact related to the vesting of long term incentive plan grants and higher personnel expense. The decrease in the Latin America Segment was mainly due to the prior year loss related to the divestment of the dialysis service business in Venezuela as well as the impact from proportionately higher sales as compared to SG&A expenses, partially offset by higher bad debt expense and increased costs related to inflation. The decrease at Corporate was mainly driven by lower legal and consulting expenses related to compliance investigations we are conducting (for further information, see note 22 of the notes to the consolidated financial statements). The increase in the EMEA Segment was driven by the prior year impact from a gain from the sale of our European marketing rights for certain renal pharmaceuticals (see note 5 of the notes to the consolidated financial statements) and higher bad debt expense and higher IT project costs. The increase in the Asia-Pacific Segment was mainly due to increased costs related to further sales development, unfavorable foreign exchange effects and costs associated with changes in the Management Board.

        R&D expenses increased by 14% to €147 M from €128 M. The increase period over period as a percentage of revenue was 0.1 percentage points. This increase was driven by higher personnel expense and project costs related to an expansion of our project portfolio. Currently, we have certain R&D projects which are at the peak of their cost consumption.

        Income from equity method investees increased by 107% to €59 M from €28 M. This increase is primarily related to higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, due to increased revenue resulting from the expansion of its product portfolio partially offset by increased product development costs.

        The increase period over period in operating income margin was 0.7 percentage points. Foreign currency translation effects represented 0.1 percentage points of the increase. The increase was as a result of increased gross profit margin, a decrease in SG&A as a percentage of revenue and increased income from equity method investees.

        Delivered EBIT increased by 14% with virtually no impact from foreign currency translation. The increase was due to increased operating income, partially offset by increased noncontrolling interests driven by higher operating income of dialysis clinics in which we have ownership of less than 100%.

        Net interest expense increased by 4% to €366 M from €353 M with virtually no impact from foreign currency translation. The increase was largely due to the repayment of interest bearing notes receivables in the fourth quarter of 2015, partially offset by a reduction in our overall debt level.

        Income tax expense increased by 10% to €623 M from €565 M for the same period in 2015. The effective tax rate decreased to 30.5% from 31.8%, mainly driven by lower tax expense as a result of released tax liabilities and a prior year impact from the non-tax deductible loss from the divestiture of our dialysis service business in Venezuela, partially offset by a lower portion of tax free income attributable to noncontrolling interests compared to income before taxes.

        Net income attributable to noncontrolling interests increased by 8% to €276 M from €256 M with virtually no impact from foreign currency translation. The increase was primarily driven by higher operating income of dialysis clinics in which we have ownership of less than 100%, partially offset by decreased noncontrolling interest expense related to Care Coordination, both in the North America Segment.

        Net income attributable to shareholders of FMC-AG & Co. increased by 20% to €1,144 M from €955 M with virtually no impact from foreign currency translation. The increase was as a result of the combined effects of the items discussed above. Excluding the impacts of (i) the 2015 after tax loss, €32.7 M, related to the Net Settlement Expense (for further information, see note 22 of the notes to the consolidated financial statements), (ii) the 2015 after tax loss, €24.3 M, from the divestiture of our dialysis service business in Venezuela, and (iii) the 2015 realized portion of the after tax gain, €10.1 M, from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma, net income attributable to FMC-AG & Co. KGaA increased by 14%.

        Basic earnings per share increased by 19% with virtually no impact from foreign currency translation. The increase was due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA above. The weighted average number of shares outstanding for the period was approximately 305.7 M in 2016 (304.4 M in 2015). The increase in the weighted average number of shares outstanding was the result of stock options exercised.

        We employed 109,319 people (full-time equivalents) as of December 31, 2016 compared to 104,033 as of December 31, 2015, an increase of 5%, primarily due to organic growth in our business and acquisitions.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified
			Change in %
	2016	2015	as reported	at Constant Exchange Rates(1)
Total North America Segment
Revenue	12,030	11,016	9%	9%
Health care services	11,214	10,222	10%	9%
Health care products	816	794	3%	3%
Operating income	1,936	1,648	17%	17%
Operating income margin in %	16.1%	15.0%
Delivered EBIT(2)	1,669	1,402	19%	19%
Dialysis
Revenue	9,791	9,218	6%	6%
Number of dialysis treatments	28,882,107	27,686,877	4%
Same market treatment growth in %	3.1%	4.1%
Operating income	1,882	1,558	21%	21%
Operating income margin in %	19.2%	16.9%
Delivered EBIT(2)	1,639	1,348	22%	21%
Care Coordination
Revenue	2,239	1,798	25%	24%
Operating income	54	90	(41%)	(41%)
Operating income margin in %	2.4%	5.0%
Delivered EBIT(2)	30	54	(44%)	(44%)
Member Months Under Medical Cost Management(3),(4)	387,244	208,933	85%
Medical Cost Under Management(3),(4)	2,542	1,496	70%	70%
Care Coordination Patient Encounters(3),(4)	5,539,703	5,005,695	11%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our reporting segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

(3)
For further information on these metrics please refer to the discussion above of our Care Coordination measures under "I. Performance management system – Auxiliary measures -Business metrics for Care Coordination."

(4)
The 2016 metric may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

        Dialysis care revenue increased by 7% to €8,975 M from €8,424 M. Foreign currency translation effects represented 1% of the increase. At Constant Exchange Rates, the dialysis revenue increase of 6% was driven by same market treatment growth (3%), increases in organic revenue per treatment (2%), contributions from acquisitions (1%).

        Dialysis treatments increased by 4% for the year ended December 31, 2016 as compared to the same period in 2015 primarily due to same market treatment growth (3%) and contributions from acquisitions (1%). At December 31, 2016, 188,987 patients (a 3% increase over December 31, 2015) were being treated in the 2,306 dialysis clinics that we own or operate in the North America Segment, compared to 182,852 patients treated in 2,210 dialysis clinics at December 31, 2015.

        In the U.S., the average revenue per treatment at Constant Exchange Rates was €317 for the year ended December 31, 2016 compared to €312 in the prior year. The increase was mainly attributable to a higher volume of dialysis treatments with commercial payors.

        Cost per treatment in the U.S. at Constant Exchange Rates decreased to €250 for the year ended December 31, 2016 compared to €251 in the prior year. The decrease was largely driven by a favorable impact from lower cost for health care supplies and decreased bad debt, partially offset by higher personnel expense and various cost increases including rent expense and administration costs.

        Health care product revenue increased by 3% with virtually no impact from foreign currency translation. This increase was driven by higher sales of machines, dialyzers and peritoneal dialysis products, partially offset by lower sales of renal pharmaceuticals and bloodlines.

Operating Income Margin

        The increase period over period in the dialysis operating income margin was 2.3 percentage points with virtually no impact from foreign currency translation in the current period. The increase was due to lower costs from health care supplies, a higher volume of dialysis treatments with commercial payors, the prior year impact from the Net Settlement Expense, a release of bad debt reserves, higher income from equity method investees and lower legal expenses excluding Net Settlement Expense legal costs noted above, partially offset by higher personnel expense and a cost impact related to the vesting of long term incentive plan grants.

Delivered EBIT

        Dialysis Delivered EBIT increased by 22%. Foreign currency translation effects represented 1% of the increase. At Constant Exchange Rates, the increase in dialysis Delivered EBIT of 21% was mainly the result of the increased operating income, partially offset by increased noncontrolling interests driven by higher operating income of dialysis clinics in which we have ownership of less than 100%.

Care Coordination

Revenue

        Care Coordination revenue increased by 25%. Foreign currency translation effects represented 1% of the increase. At Constant Exchange Rates, Care Coordination revenue increased by 24% driven by increases in organic revenue growth (20%), contributions from acquisitions (4%).

Operating Income Margin

        The decrease period over period in the Care Coordination operating income margin was 2.6 percentage points with virtually no impact from foreign currency translation in the current period. The decrease was mainly driven by increased costs related to bad debt reserves for hospitalist and intensivist services and the prior year impact of reimbursement for BPCI costs as well as higher costs for physician practice services due to infrastructure development, partially offset by a favorable impact from vascular, cardiovascular and endovascular specialty services.

Delivered EBIT

        Care Coordination Delivered EBIT decreased by 44% with virtually no impact from foreign currency translation. The decrease was mainly as the result of decreased operating income, partially offset by decreased noncontrolling interests effects.

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

Medical Cost Under Management

        Care Coordination's medical cost under management for the year ended December 31, 2016 was €2,542 M as compared to €1,496 M for the same period of 2015 with virtually no impact from foreign currency translation. The increase in medical cost under management was largely attributable to furthered enrollment in our ESCOs, BPCI development, growth in our other shared savings and sub-capitation arrangements as well as the continued contribution from MA-CSNPs which commenced in the first quarter of 2016. See note 4 to the table "Key Indicators and Business Metrics for North America Segment," above.

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

EMEA Segment

Key indicators for the EMEA Segment
in € M, except where otherwise specified
			Change in %
	2016	2015	as reported	at Constant Exchange Rates(1)
Revenue	2,409	2,369	2%	4%
Health care services	1,169	1,104	6%	9%
Health care products	1,240	1,265	(2%)	0%
Number of dialysis treatments	8,872,231	8,211,464	8%
Same market treatment growth in %	3.6%	3.8%
Operating income	474	522	(9%)	(9%)
Operating income margin in %	19.7%	22.0%
Delivered EBIT(2)	471	519	(9%)	(9%)

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our reporting segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

Revenue

        In the EMEA Segment, health care service revenue increased by 6% including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 9% as a result of contributions from acquisitions (6%), same market treatment growth (4%), and an increase in dialysis days (1%), partially offset by the effect of closed or sold clinics (1%) and decreases in organic revenue growth per treatment (1%).

        Dialysis treatments increased by 8% for the year ended December 31, 2016 over the same period in 2015 mainly due to contributions from acquisitions (5%) and same market treatment growth (4%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2016, we had 59,767 patients (a 9% increase over December 31, 2015) being treated at the 711 dialysis clinics that we own, operate or manage in the EMEA Segment compared to 54,857 patients treated at 659 clinics at December 31, 2015.

        Health care product revenue decreased by 2%. Foreign currency translation effects represented 2% of the decrease. At Constant Exchange Rates, health care product revenue was largely static due to lower sales of renal pharmaceuticals, dialyzers and machines, mostly offset by increased sales of bloodlines, products for acute care treatments, peritoneal dialysis products and hemodialysis solutions and concentrates.

Operating Income Margin

        The decrease period over period in operating income margin was 2.3 percentage points. Foreign currency translation effects represented a 0.4 percentage point increase in the operating income margin. The decrease was mainly due to the prior year impact from a gain from the sale of our European marketing rights for certain renal pharmaceuticals, unfavorable foreign exchange transaction effects, higher bad debt expense, and lower income from equity method investees due to product development costs, partially offset by fixed costs leverage of higher sales.

Delivered EBIT

        Delivered EBIT decreased by 9% with virtually no impact from foreign currency translation. The decrease was primarily due to decreased operating income coupled with increased noncontrolling interests effects.

Asia-Pacific Segment

Key indicators for the Asia-Pacific Segment
in € M, except where otherwise specified
			Change in %
	2016	2015	as reported	at Constant Exchange Rates(1)
Revenue	1,474	1,353	9%	8%
Health care services	659	601	10%	3%
Health care products	815	752	8%	12%
Number of dialysis treatments	4,003,957	3,790,924	6%
Same market treatment growth in %	4.7%	3.8%
Operating income	289	270	7%	5%
Operating income margin in %	19.6%	19.9%
Delivered EBIT(2)	283	263	8%	5%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our reporting segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

Revenue

        In the Asia-Pacific Segment, health care service revenue increased by 10%. Foreign currency translation effects represented 7% of the increase. At Constant Exchange Rates, health care service revenue increased by 3% as a result of same market treatment growth (5%), partially offset by decreases in organic revenue growth per treatment (1%) and the effect of closed or sold clinics (1%).

        Dialysis treatments increased by 6% for the year ended December 31, 2016 over the same period in 2015 mainly due to same market treatment growth (5%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%). As of December 31, 2016, we had 29,328 patients (a 11% increase over December 31, 2015) being treated at the 374 dialysis clinics that we own, operate or manage in the Asia-Pacific Segment compared to 26,472 patients treated at 320 clinics at December 31, 2015.

        Health care product revenue for the year ended December 31, 2016 increased by 8% including a 4% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 12% driven by increased sales of machines, dialyzers, bloodlines, products for acute care treatments, peritoneal dialysis products and hemodialysis solutions and concentrates.

Operating Income Margin

        The decrease period over period in operating income margin was 0.3 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the operating income margin. The decrease was due to unfavorable foreign exchange effects and costs associated with changes in the Management Board, partially offset by a favorable effect of prior year costs related to customs duty receivables in India.

Delivered EBIT

        Delivered EBIT increased by 8%. Foreign currency translation effects contributed 3% to the increase. At Constant Exchange Rates, the increase of 5% was due to increased operating income.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified
			Change in %
	2016	2015	as reported	at Constant Exchange Rates(1)
Revenue	643	691	(7%)	13%
Health care services	464	511	(9%)	15%
Health care products	179	180	0%	7%
Number of dialysis treatments	4,770,859	4,907,181	(3%)
Same market treatment growth in %	1.9%	6.5%
Operating income	59	44	36%	70%
Operating income margin in %	9.2%	6.3%
Delivered EBIT(2)	59	44	36%	71%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our reporting segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

Revenue

        In the Latin America Segment, health care service revenue decreased by 9% including a 24% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 15% as a result of increases in organic revenue per treatment (18%), growth in same market treatments (2%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (mainly in Venezuela and Brazil) (7%).

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

        Health care product revenue remained unchanged including a 7% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 7% due to increased sales of dialyzers, hemodialysis solutions and concentrates as well as bloodlines, partially offset by lower sales of peritoneal dialysis products and machines.

Operating Income Margin

        The increase period over period in operating income margin was 2.9 percentage points. Foreign currency translation effects represented a 0.3 percentage point decrease in the operating income margin. The increase was mainly due the prior year loss from the divestment of the dialysis service business in Venezuela and the impact from higher revenue in the region primarily from reimbursement increases, partially offset by higher bad debt expense, an unfavorable impact from manufacturing production costs driven by (i) unfavorable foreign exchange effects and (ii) higher costs for quality development, as well as unfavorable foreign exchange effects and higher costs mainly related to inflation.

Delivered EBIT

        Delivered EBIT increased by 36% including a 35% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT increased by 71% due to increased operating income noted above.

IV.    Financial position

        Our investment and financing strategy did not change substantially in the past financial year. One of the reasons is our business model, which is based on stable and high cash flows, allowing a more consistent and higher level of debt than might be the case in other industries. We still regard our refinancing options as being very stable and flexible. During the fiscal year, the focus of our investing activities was on our health care services business.

Financial management policies and goals

        Besides optimizing our financial costs, financial flexibility takes top priority within our financing strategy. We ensure this flexibility by using a wide range of financial instruments and securing a high level of diversification with regard to our investors and banks. Our financing profile is characterized by a wide range of maturities up to 2024.

        The main financing instrument is the syndicated credit agreement with revolving credit facilities as well as long-term loans in U.S. dollar and euro. In addition, we use other mid and long-term financing instruments, mainly bonds in U.S. dollar and euro and Convertible Bonds. Short-term financing needs are covered by issuances under our commercial paper program in euro and the Accounts Receivable Facility.

        In our long-term financial planning, we focus primarily on the Net Leverage Ratio, a non-IFRS measure, see "– I. Performance management system – Net Leverage Ratio (Non-IFRS Measure)" above. At December 31, 2017 and December 31, 2016, the Net Leverage Ratio, was 2.1 and 2.3, respectively.

        The key financial risks we are exposed to include foreign exchange risk and interest rate risk. In order to manage these risks, we enter into various hedging transactions with banks that have been authorized by the Management Board and which generally have ratings in the "A" category or better. We do not use financial instruments for trading or other speculative purposes (for financial risks, see Item 11. "Quantitative and qualitative disclosures about market risk – Management of foreign exchange and interest rate risks" below and note 23 of the notes to the consolidated financial statements included in this report).

        Fresenius SE, under a service agreement, conducts financial instrument activity for us under the control of a single centralized department. We have established guidelines for risk management procedures and controls including the use of financial instruments. These guidelines include a clear segregation of duties with regards to execution on one side and administration, accounting and controlling on the other.

        We also utilize Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties.

        We are rated by the three leading rating agencies, Moody's, Standard & Poor's and Fitch. In the course of 2017, Moody's raised the corporate credit rating from Ba1 to Baa3 with a stable outlook and Standard & Poor's raised the outlook from stable to positive. We are now rated investment grade by all three rating agencies. For the ratings please see note 18 of the notes to the consolidated financial statements included in this report.

Effect of off-balance-sheet financing instruments on our financial position and assets and liabilities

        We are not involved in off-balance-sheet transactions that are likely to materially affect our financial position, results of operations, liquidity, capital expenditures, assets or capitalization.

Sources of liquidity

        Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, as well as proceeds from the issuance of long-term debt and equity securities. We require this capital primarily to finance working capital needs, fund acquisitions and clinics in which we have ownership of less than 100%, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

        At December 31, 2017, we had cash and cash equivalents of €978 M compared to €709 M at December 31, 2016.

        Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) amounted to €1,351 M, €1,017 M and €924 M in 2017, 2016 and 2015, respectively. Free cash flow is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure in "– I. Performance management system – Cash flow measures" above. Free cash flow in percent of revenue was 7.6%, 6.1% and 6.0% in 2017, 2016 and 2015, respectively.

Net cash provided by (used in) operating activities

        During 2017, 2016, and 2015, we generated net cash provided by operating activities of €2,192 M, €1,932 M, and €1,767 M respectively. Net cash provided by operating activities in percent of revenue for 2017, 2016 and 2015 was 12%, 12% and 11%, respectively. Cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities was largely driven by the payment related to the VA Agreement, the impact of the 2016 discretionary contribution of €90 M to pension plan assets in the U.S. and the timing of other working capital items, partially offset by higher income tax payments.

        The profitability of our business depends significantly on reimbursement rates. Approximately 82% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. In 2017, approximately 34% of our consolidated revenue was attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See "II. Financial condition and results of operations – Overview" above.

        We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under the commercial paper program (see note 13 of the notes to the consolidated financial statements included in this report) as well as the utilization of the Accounts Receivable Facility. In addition, when funds are required for acquisitions or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds. We aim to preserve financial resources with a minimum of €500 M of committed and unutilized credit facilities.

        Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 67 days at December 31, 2017, a decrease as compared to 70 days at December 31, 2016.

        DSO by segment is calculated by dividing the segment's accounts receivable, converted to euro using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement. The development of DSO by reporting segment is shown in the table below:

DSO by reporting segment
	2017	2016
North America Segment	52	54
EMEA Segment	103	101
Asia-Pacific Segment	97	105
Latin America Segment	128	143
FMC-AG & Co. KGaA average days sales outstanding	67	70

        The DSO decrease in the North America Segment was largely due to the impact of the VA Agreement, partially offset by an influx of accounts receivable following the assignment of new billing numbers for the 18 added ESCOs as of January 1, 2017. The DSO increase in the EMEA Segment was due to payment fluctuations in the region. The Asia-Pacific Segment's DSO decrease primarily reflects an improvement of payment collections in China. The Latin America Segment's DSO decrease reflects collections from public health care organizations in certain countries.

        Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

        We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. With respect to these potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

Net cash provided by (used in) investing activities

        Net cash used in investing activities was €992 M, was €1,246 M and was €902 M for 2017, 2016, and 2015, respectively. The following table shows our capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for 2017, 2016 and 2015:

Capital expenditures (net), acquisitions, investments and purchases of intangible assets in € M
	Capital expenditures, net			Acquisitions, investments and purchases of intangible assets
	2017	2016	2015	2017	2016	2015
North America Segment	437	514	433	328	314	206
EMEA Segment	107	107	101	66	166	49
Asia-Pacific Segment	38	35	32	156	13	12
Latin America Segment	35	31	42	7	8	1
Corporate	224	228	235	9	21	18

Total	841	915	843	566	522	286

        The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities (primarily in the North America Segment, France and Germany), capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Development costs were incurred and capitalized. Capital expenditures were approximately 5%, 6%, and 5% of total revenue in 2017, 2016 and 2015, respectively.

        The investments during 2017 were mainly driven by acquisitions of clinics in the North America Segment and a Care Coordination acquisition in the Asia-Pacific Segment. Additionally, in 2017, we received €415 M from divestitures mainly related to the sale of available for sale financial assets and the divestment of our non-dialysis laboratory testing services business in December of 2017.

        The investments during 2016 were primarily related to acquisitions of dialysis clinics, available for sale financial assets, acquisitions in our hospitalist and intensivist business, and a loan provided to an equity method investee in the North America Segment. In the EMEA Segment, we acquired a medical technology company focusing on the treatment of lung and cardiac failure as well as dialysis clinics. In the Asia-Pacific Segment and Latin America Segment, we acquired dialysis clinics. During 2016, we received €191 M from divestitures, mainly related to available for sale financial assets of approximately €117 M and a repayment of unsecured loans provided to an equity method investee in 2015 and 2016 of approximately €72 M.

        The investment during 2015 in the North America Segment was mainly driven by available for sale financial assets, the acquisition of dialysis clinics and notes receivables related to an equity method investee. The investment in the EMEA Segment largely relates to the acquisition of dialysis clinics and the contribution to an equity method investee. The investment in the Asia-Pacific Segment was mainly driven by the takeover of a distributor. During 2015, we received €227 M from divestitures, primarily driven by a €162 M repayment of an investment in the form of subordinated notes, €29 M related to the sale of our European marketing rights for certain renal pharmaceuticals, €19 M repayment of an unsecured loan provided to an equity method investee in 2014, as well as €8 M from the sale of our plasma collection device manufacturing business to Fresenius Kabi USA, Inc. (see note 5 of the notes to the consolidated financial statements included in this report).

        We anticipate capital expenditures of €0.9 to €1.0 billion and expect to make acquisitions of approximately €1.0 to €1.2 billion in 2018. See "Management's general assessment" below.

Net cash provided by (used in) financing activities

        Net cash used in financing activities was €799 M, €520 M and €907 M for 2017, 2016, and 2015, respectively.

        During 2017, cash was mainly used to repay long-term debt and capital lease obligations including the repayment of Bonds due in July 2017 and partial repayment of a USD term loan under the Amended 2012 Credit Agreement, distributions to noncontrolling interests, the payment of dividends as well as the repayment of short-term debt, partially offset by proceeds from long-term debt and capital lease obligations including the issuance of a euro term loan under the Amended 2012 Credit Agreement, proceeds from short-term debt including issuances of commercial papers as well as drawings under the Accounts Receivable Facility. During 2016, cash was mainly used for the repayments of long-term debt and capital lease obligations, repayments of short-term debt, distributions to noncontrolling interests as well as the payment of dividends, partially offset by proceeds from short-term debt and the increase in the utilization of our A/R Facility. During 2015, cash was mainly used for repayments of long-term debt, repayments of short-term debt, a reduction in the A/R Facility, distributions to noncontrolling interests and the payment of dividends, partially offset by proceeds from short-term debt, proceeds from the exercise of stock options, contributions from noncontrolling interests, and proceeds from short-term debt from related parties.

        On May 16, 2017, we paid a dividend with respect to 2016 of €0.96 per share (dividend for 2015 paid in 2016 €0.80, dividend for 2014 paid in 2015 €0.78). The total dividend payment was €294 M, €244 M and €237 M in 2017, 2016, and 2015, respectively.

        The following table summarizes our significant long-term financing instruments as well as their maturity, currency and interest rate structure at December 31, 2017:

Interest rate exposure
in € millions
	2018	2019	2020	2021	2022	There-after	Total	Fair value Dec. 31, 2017
FLOATING RATE U.S. DOLLAR DEBT
Principal payments on Amended 2012 Credit Agreement
Variable interest rate = 2.48%	100	100	100	100	884	—	1,284	1,276
Accounts Receivable Facility
Variable interest rate = 1.40%	—	294	—	—	—	—	294	294
FLOATING RATE EURO DEBT
Principal payments on Amended 2012 Credit Agreement
Variable interest rate = 0.81%	28	28	428	28	231	—	743	741
FIXED RATE U.S. DOLLAR DEBT
Bonds 2011/2018; Fixed interest rate = 6.50%	334	—	—	—	—	—	334	343
Bonds 2011/2021; Fixed interest rate = 5.75%	—	—	—	542	—	—	542	587
Bonds 2012/2019; Fixed interest rate = 5.625%	—	667	—	—	—	—	667	698
Bonds 2012/2022; Fixed interest rate = 5.875%	—	—	—	—	584	—	584	643
Bonds 2014/2020; Fixed interest rate = 4.125%	—	—	417	—	—	—	417	429
Bonds 2014/2024; Fixed interest rate = 4.75%	—	—	—	—	—	334	334	359
FIXED RATE EURO DEBT
Bonds 2011/2018
Fixed interest rate = 6.50%	400	—	—	—	—	—	400	418
Bonds 2011/2021
Fixed interest rate = 5.25%	—	—	—	300	—	—	300	346
Bonds 2012/2019
Fixed interest rate = 5.25%	—	250	—	—	—	—	250	270
Equity-Neutral Convertible Bonds 2014/2020
Fixed interest rate = 1.125%	—	—	400	—	—	—	400	511
INTEREST RATE DERIVATIVES
Euro payer swaps notional amount	24	204	—	—	—	—	228	(1)
Average fixed pay rate = 0.32%	0.32%	0.32%					0.32%
Receive rate = 3-month EURIBOR

All variable interest rates depicted above are as of December 31, 2017.

        For a description of our short-term debt see note 13 of the notes to the consolidated financial statements. For a description of our long-term sources of liquidity, including the Amended 2012 Credit Agreement, bonds, equity-neutral convertible bonds and the Accounts Receivable Facility, see note 14 of the notes to the consolidated financial statements.

        The following table summarizes our available sources of liquidity at December 31, 2017:

Available sources of liquidity
in € M
		Expiration per period of
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
Accounts Receivable Facility(1)	313	—	313	—	—
Amended 2012 Credit Agreement(2)	1,291	—	—	1,291	—
Other unused lines of credit	258	258	—	—	—

	1,862	258	313	1,291	—

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria. At December 31, 2017, the Company had letters of credit outstanding in the amount of $71 M (€60 M) which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

(2)
At December 31, 2017, the Company had letters of credit outstanding in the amount of $2 M (€1 M) which reduces the availability under the revolving credit facility to the amount shown in this table.

        An additional source of liquidity is our commercial paper program under which up to €1,000 M of short-term notes can be issued on a flexible and continuous basis. As of December 31, 2017 and 2016, €680 M and €476 M, respectively, was outstanding under the commercial paper program.

        The amount of guarantees and other commercial commitments at December 31, 2017 was not significant.

        At December 31, 2017, we had short-term debt (excluding the current portion of long-term debt) and short-term debt from related parties in the total amount of €769 M.

        The following table summarizes our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit as of December 31, 2017.

Contractual obligations and commercial commitments(1)
in € M
		Payments due by period of
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
Long-term debt(2)	7,469	1,135	3,061	2,855	418
Capital lease obligations	47	10	17	6	14
Operating leases	4,505	728	1,247	935	1,595
Unconditional purchase obligations for inventory	379	209	169	1	—
Other long-term obligations(3)	302	151	139	12	—
Letters of credit	61	—	60	1	—

	12,763	2,233	4,693	3,810	2,027

(1)
Our pension liabilities are not included in the table of contractual obligations and commitments. The regular or special funding of our pension plans may adversely affect our liquidity in the future periods. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression. Actual results could differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the defined benefit plans during fiscal year 2018 are €1 M. For additional information regarding our pension plans and expected payments for the next ten years, see note 16 of the notes to consolidated financial statements.

(2)
Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Euribor), the applicable margins, and the effects of related interest rate swaps.

(3)
Other long-term obligations consist mainly of production asset acquisition commitments.

        Our debt instruments, including the Amended 2012 Credit Agreement, outstanding bonds and the Accounts Receivable Facility contain covenants restricting or limiting our ability to dispose of assets, incur additional debt, create liens or engage in sale-lease backs – although these are subject to a number of exceptions and qualifications or may be suspended based on a ratings trigger. In addition, under our Amended 2012 Credit Agreement and A/R Facility, we are obligated to maintain a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents to consolidated EBITDA) as these terms are defined in these financing agreements.

        A breach of any of the covenants in any of the instruments or agreements governing our long-term debt could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Amended 2012 Credit Agreement becomes due at the option of the lenders under that agreement and the "cross default" provisions in our other long-term debt permit the lenders to accelerate the maturity of other debt upon such a default. As of December 31, 2017, we were in compliance with all covenants under the Amended 2012 Credit Agreement and our other financing agreements. For information regarding our Amended 2012 Credit Agreement, bonds and the A/R Facility, see Note 14 of the notes to consolidated financial statements included in this report.

        Although current and future economic conditions could adversely affect our business and our profitability, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Due to the non-discretionary nature of the health care services we provide, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of our health care services, our business is generally not cyclical. A substantial portion of our accounts receivable are generated by governmental payors. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate, credit risks. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our health care products. See "III. Results of Operations, financial position and net assets" above. If the conditions in the capital markets worsen, they could also increase our financing costs and limit our financial flexibility.

        Our General Partner and our Supervisory Board will propose to the shareholders at our AGM on May 17, 2018, a dividend with respect to 2017 and payable in 2018, of €1.06 per share (for 2016 paid in 2017: €0.96). The total expected dividend payment is approximately €325 M compared to dividends of €294 M paid in 2017 with respect to 2016.

        Our 2018 principal financing needs are the payments outstanding for the planned acquisition of NxStage, repayment of bonds in September 2018 as well as quarterly payments under our Amended 2012 Credit Agreement Term Loans. These payments as well as our dividend payment of approximately €325 M in May 2018, and the anticipated capital expenditures, and further acquisition payments are expected to be covered by our cash flows, using existing credit facilities and, if required, additional debt financing. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

V.     Balance sheet structure

        Total assets as of December 31, 2017 decreased by 6% to €24.0 billion from €25.5 billion as compared to 2016 including a 10% negative impact resulting from foreign currency translation. At Constant Exchange Rates, total assets increased by 4% to €26.6 billion from €25.5 billion.

        Current assets as a percent of total assets remained stable at 27% at December 31, 2017 as compared to 2016. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 45% at December 31, 2017 as compared to 43% at December 31, 2016. ROIC increased to 8.6% at December 31, 2017 as compared to 7.8% at December 31, 2016.

        For supplementary information on capital management and capital structure see also note 18 of the notes to the consolidated financial statements included in this report.

VI.   Management's general assessment

        Below is a table showing our growth outlook for 2018 which is determined by reference to target results determined in accordance with IFRS and presented in euro. The growth rates indicated for 2018 are calculated and presented at Constant Exchange Rates with reliance on Item 10(e)(1)(i)(B) of SEC

Regulation S-K as it is impossible to predict currency exchange movements over the course of an entire year.

Outlook
	Results 2017	Outlook 2018 (at Constant Currency)(1)
Revenue(2)	€17.3 billion	Growth ~8%
Operating income	€2.4 billion	Growth 12 - 14%
Delivered EBIT	€2.1 billion	Growth 13 - 15%
Net income(3)	€1.3 billion	—
Net income growth at Constant Currency(3),(4)	14%	13 - 15%
Basic earnings per share growth at Constant Currency(3),(4)	14%	based on development of net income
Capital expenditures	€0.8 billion	€0.9 - €1.0 billion
Acquisitions and investments	€0.6 billion	€1.0 - 1.2 billion
Net cash provided by (used in) operating activities in % of revenue	12.3%	> 10%
Free cash flow in % of revenue	7.6%	> 4%
Net leverage ratio	2.1	< 2.5
ROIC	8.6%	≥ 8.0%
Dividend per share(5)	€1.06	based on development of net income
Employees(6)	114,000	> 117,000
Research and development expenses	€131 M	€140 - €150 M

(1)
Outlook 2018: excluding the effects from the acquisition of NxStage.

(2)
Results 2017: adjusted for impacts from IFRS 15 implementation of €486 M.

(3)
Net income attributable to shareholders of FMC-AG & Co. KGaA.

(4)
Outlook 2018: including recurring impacts from U.S. Tax Reform in the amount of €140 M - €160 M.

(5)
Results 2017: Proposal to be approved by the Annual General Meeting on May 17, 2018.

(6)
Full-time equivalents.

Global Efficiency Program

        In 2017, we announced phase II of our Global Efficiency Program. The program's objectives are to identify and realize further efficiency potential and enhance our overall competitiveness. Starting in 2018, GEP II targets to achieve sustained cost improvements of €100 M to €200 M per annum by 2020.

Growth Strategy 2020

        In 2014, we set ourselves new long-term targets with our growth strategy 2020 ("Vision 2020"). The goal of this growth strategy was to increase revenue to €24 billion by fiscal year 2020, based upon exchange rates prevailing at the beginning of 2017. In addition, we indicated an average annual revenue growth rate of approximately 10% and average annual growth of net income attributable to shareholders of FMC-AG & Co. KGaA in the high single-digit range, based upon exchange rates prevailing at the beginning of 2017. Excluding the effect from the implementation of IFRS 15 and recurring impacts of the U.S. Tax Reform (€140 M to €160 M annually) in the years 2018 to 2020, we reconfirm these goals.

        Our growth strategy for 2020 noted above in 4B, "Information on the Company -Business Overview – Our Strategy and Competitive Strengths" is presented in euro and in accordance with IFRS.

        In addition to the consolidated financial statements prepared in accordance with IFRS included in this report, we are subject to home country reporting requirements in Germany. These require that we provide an assessment of the probability and impact of certain risks and uncertainties that could materially affect our outlook. A summary of such risk assessment is set forth below.

        Although we believe our fiscal year 2018 outlook is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our results for the fiscal year 2018. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of their location in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3, Key Information – D. "Risk Factors" and Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks." Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in note 22 of the notes to consolidated financial statements found elsewhere in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See "Forward-looking Statements" immediately following the Table of Contents to this report. Other risks discussed in Item 3, Key Information – D. "Risk Factors" that are not included in the table below were deemed to have a medium to long-term potential effect on our business, financial condition and results of operations. The classification of potential impact and likelihood as well as the localization of the risks within the risk matrix are depicted below:

Potential impact	Description of impact	Classification	Likelihood
Severe	Material negative impact	Almost certain	> 90% to 100%
Major	Significant negative impact	Likely	> 50% to 90%
Medium	Moderate negative impact	Possible	> 10% to 50%
Low	Small negative impact	Unlikely	0% to 10%

Risk Number	Risk factor (or other related disclosure) within the report
1	If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue
2
If we fail to estimate, price for and manage our medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows
3	A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable
4	Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.
5	We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.
6	We could be adversely affected if we experience shortages of components or material price increases from our suppliers
7	If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technological development
8	We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws
9
If we are unable to protect our information technology security systems against cyber attacks or prevent other privacy and data security incidents that result in privacy and data breaches that disrupt our operations or result in the unintended disclosure and access of sensitive personal information or proprietary or confidential information, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse impact on our business, financial condition and results of operations
10	Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy
11
Foreign currency and interest rate exposure. See Item 5, "Operating and financial review and prospects – IV. Financial position," Item 11, Quantitative and qualitative disclosures about market risk – "Management of foreign exchange and interest rate risks" and note 23 of the notes to the consolidated financial statements.
12	Legal and regulatory matters (see note 22 of the notes to the consolidated financial statements)
13	Diverging views of fiscal authorities could require us to make additional tax payments
14	We face specific risks from international operations
15	Global economic conditions as well as further disruptions in financial markets may have an adverse effect on our businesses.

VII. Research and development

        Developing innovative products and continuously improving our dialysis treatments are an inherent part of our growth strategy. Our global research and development (R&D) activities, which are centrally managed by the Global Research and Development division (GRD), enable us to develop products efficiently and to systematically promote the exchange of knowledge and technology between regions.

Global research and development strategy

        Health care systems face major financial challenges now and in the long term. With regard to our research and development activities, this confirms our intention to develop innovative products that are not only of high quality, but are also affordable. Based on our experience in operating our own dialysis clinics, we do not consider these to be incompatible aims.

        Our R&D strategy is globally oriented. This enables us to respond even better to the worldwide rise in demand for high-quality yet cost-efficient treatment methods. In doing so, we also take regional market conditions into account and offer a differentiated product range. In future, we intend to deliver innovative, competitive products even more efficiently and strengthen our focus on developing countries.

        In addition to R&D activities carried out at our company, we collaborate with external partners with the aim of building a comprehensive innovation and technology network. These include numerous academic institutions, such as research institutes at renowned universities in the U.S. Another partner is the Renal Research Institute (RRI) in New York. This subsidiary of Fresenius Medical Care North America is a leading institution in the field of clinical research into chronic kidney failure. Together we are working on fundamental issues relating to dialysis treatment. We are increasingly collaborating with start-ups to encourage an open culture that promotes innovation and to gain access to the latest technologies both in our core business as well as in adjacent areas that are of future strategic interest to us.

R&D resources

        In the past financial year, Fresenius Medical Care spent a total of around €131 M on research and development (2016: €147 M and 2015: € 128 M). R&D expenditure corresponded to around 4% (2016: 5% and 2015: 4%) of our health care product revenue. Around a quarter of our R&D expenditure went into funding advance developments, laying the foundation for future product innovations. At the end of 2017, our patent portfolio comprised some 8,396 property rights in approximately 1,253 patent families, i.e. groups of patents linked to the same invention. Our R&D work in the financial year produced around 126 additional patent families. A broad portfolio of patents will provide us with a wide range of treatment options in this competitive area in future.

        In 2017, 825 highly qualified employees (full-time equivalents) worked for Fresenius Medical Care in R&D worldwide (2016: 794). They come from various backgrounds: Physicians work side by side with software specialists, business economists and engineers in interdisciplinary teams. Around 530 employees – the majority of our R&D staff – are based in Europe. Most activities are carried out at our facilities in Schweinfurt and Bad Homburg v. d. Höhe (Germany). Other R&D sites are in St. Wendel (Germany), Bucharest (Romania) and Krems (Austria). In the U.S. the Company maintains centers of excellence for the development of devices in Concord, California, and for dialyzers and other disposable products in Ogden, Utah. Development activities in Shanghai and Changshu (China) are focused on the growing demand for cost-effective dialysis systems in Asia and emerging markets. The global R&D organization coordinates collaboration and technology exchange among the various sites. As part of our innovation culture, we also strive to carry out research and development responsibly.

Expenditures for R&D
in € M
	2017	2016	2015	2014	2013
Total	131	147	128	94	96

Employees in R&D
	2017	2016	2015	2014	2013
Full-time equivalents
Total	825	794	649	599	552

Number of patents
	2017	2016	2015	2014	2013
Total	8,396	7,748	6,643	6,133	5,560

VIII.  Trend information

        For information regarding significant trends in our business see Item 5, "Operating financial review and prospects."

IX.   Tabular disclosure of contractual obligations

        The information required by this item may be found in Item 5B under the caption "– IV. Financial position – net cash provided by (used in) financing activities."

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

        For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the general partner, see Item 16.G, below, "Corporate governance – The Legal Structure of Fresenius Medical Care AG & Co. KGaA."

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

        Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member's term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner's supervisory board took place in May 2016. Following Dr. Ulf M. Schneider's resignation in 2016, Ms. Rachel Empey was elected as a sixth member of the General Partner's supervisory board, effective, as of September 1, 2017. Members of the General Partner's supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

        The General Partner's supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the General Partner's supervisory board is to appoint and to supervise the General Partner's management board in its management of the Company, and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us.

        The table below provides the names of the current members of the supervisory board of Management AG and their ages. Except for Mr. Sturm and Ms. Empey, each of such persons is also a member of the Supervisory Board of FMC AG & Co. KGaA.

Name	Current Age
Mr. Stephan Sturm, Chairman(1)	54
Dr. Dieter Schenk, Vice Chairman(1)(4)	65
Dr. Gerd Krick(1)(2)	79
Mr. Rolf A. Classon(1)(2)(3)(4)	72
Mr. William P. Johnston(1)(2)(3)(4)	73
Ms. Rachel Empey	41

(1)
Members of the Human Resources Committee of the supervisory board of Management AG

(2)
Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA along with Ms. Deborah McWhinney (a member of our supervisory board).

(3)
Independent director for purposes of our pooling agreement

(4)
Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

        MR. STEPHAN STURM has been Chairman of the Management Board of Fresenius Management SE since July 1, 2016, after serving for over 11 years as Fresenius Management SE's Chief Financial Officer. Prior to joining Fresenius Management SE in 2005, he was a Managing Director of Credit Suisse First Boston ("CSFB"), from 2000 as Head of Investment Banking for Germany and Austria, and also served on CSFB's European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Duesseldorf and Frankfurt. Mr. Stephan Sturm holds a degree in Business from Mannheim University. Additionally, Mr. Sturm is the Chairman of the supervisory board of Fresenius Kabi AG, Vice Chairman of the supervisory board of Vamed AG, Austria as well as a member of the supervisory board of Deutsche Lufthansa AG.

        DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is also Vice Chairman of our Supervisory Board and Vice Chairman of the supervisory board of Fresenius Management SE. He is an attorney and tax advisor and was a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) from 1986 until December 31, 2017. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, Bank Schilling & Co. AG and TOPTICA Photonics AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

        DR. GERD KRICK has been a member of the supervisory board of Management AG since December 2005 and the Chairman of our Supervisory Board since February 2006. He is the Chairman of the supervisory board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the supervisory board of Vamed AG, Austria.

        MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Tecan Group Ltd. Additionally, Mr. Classon is the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. Mr. Classon also has served on the Board of Directors of Catalent Inc since August 2014 as well as became a member of the Board of Directors of Perrigo Company plc, beginning on May 8, 2017.

        MR. WILLIAM P. JOHNSTON has been a member of the supervisory board of Management AG since May 2006 and also serves on our Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also Chairman of the Board of The Hartford Mutual Funds, Inc. and a member of the Board of Directors of HCR-Manor Care, Inc.

        MS. RACHEL EMPEY became the Chief Financial Officer of Fresenius Management SE on August 1, 2017 and member of the supervisory board of Management AG on September 1, 2017. Prior to August 1, 2017, she served as Chief Financial and Strategy Officer of Telefónica Deutschland Holding AG and member of the Telefónica Deutschland Management Board, starting in 2011. Previously, Ms.Empey held a number of key international finance and controlling positions in the Telefónica group. She started her career as an auditor at Ernst & Young and business analyst at Lucent Technologies. Ms. Empey is a chartered accountant and holds an MA (Hons) in Mathematical Sciences from the University of Oxford. Additionally, Ms. Empey has been the Vice Chairman of the supervisory board of Fresenius Kabi AG since October 2017 as well as has served on the Board of Directors of Inchcape plc since May 2016.

The General Partner's Management Board

        Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

        The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Current Age	Position	Year term expires
Mr. Rice Powell	62	Chief Executive Officer and Chairman of the Management Board	2022
Mr. Michael Brosnan	62	Chief Financial Officer	2022
Mr. William Valle	57	Chief Executive Officer for North America	2020
Dr. Olaf Schermeier	45	Chief Officer of Global Research & Development	2021
Mr. Kent Wanzek	58	Chief Executive Officer of Global Manufacturing and Quality	2022
Mr. Harry de Wit	55	Chief Executive Officer for the Asia-Pacific	2018

        MR. RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has nearly 40 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

        MR. MICHAEL BROSNAN has been with the Company since 1998. Mr. Brosnan is a member of the Management Board and Chief Financial Officer of Management AG. Mr. Brosnan is also a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Brosnan was a member of the Board of Directors of Fresenius Medical Care North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

        MR. WILLIAM VALLE was appointed Chief Executive Officer for FMCNA effective January 2017 and a member of the Management Board of Management AG on February 17, 2017. Prior to that, Mr. William Valle was executive vice president responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has nearly 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

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

        MR. KENT WANZEK has been with the Company since 2003. Mr. Wanzek is a member of the Management Board of Management AG with responsibility for Global Manufacturing and Quality and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

        MR. HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for 25 years. Mr. de Wit holds a master's degree in Medicine from the VU University of Amsterdam in the Netherlands and a bachelor's of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands. Mr. de Wit has been a non-executive member of the Board of Directors of New Asia Investments Pte Ltd since March 25, 2014.

        Former member of the Management Board of Management AG:

        MR. DOMINIK WEHNER was Chief Executive Officer for the EMEA Segment from April 1, 2014 until December 31, 2017. Mr. Wehner began his career at Fresenius Medical Care in 1994 as Junior Sales Manager and served as Executive Vice President responsible for the regions Eastern Europe, Middle East and Africa as well as Renal Pharma Europe, Middle East and Africa and Latin America ("EMEALA") and People, Organizational Change and Implementation EMEALA.

        The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

        Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The most recent Supervisory Board elections occurred in May of 2016. The next regular elections will take place during 2021. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16.G, below, "Corporate governance – The Legal Structure of FMC-AG & Co. KGaA."

        The current Supervisory Board consists of six persons, four of whom – Messrs. Krick (Chairman), Schenk (Vice-Chairman), Classon, and Johnston – are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see "The General Partner's Supervisory Board," above.

        MS. DEBORAH DOYLE McWHINNEY, 62, has been a member of the Supervisory Board since May 12, 2016. Ms. McWhinney is a non-executive director of Lloyds Banking Group, IHS Markit, and Fluor, Inc. She is also a trustee for the Institute of Defense Analyses and the California Institute of Technology. Ms. McWhinney is the former Chief Executive Officer and Chief Operating Officer of Citi Enterprise Payments. Ms. McWhinney also held various executive positions in the financial services and media industries. She is a member of the Audit and Corporate Governance Committee of FMC AG & Co. KGaA.

        MS. PASCALE WITZ, 51, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi's executive committee (equivalent to management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Savencia S.A. since April 20, 2016, Regulus Therapeutics Inc. since June 1, 2017, Horizon Pharma plc since August 3, 2017 and Perkin Elmer Inc. since October 30, 2017. Additionally, Ms. Witz is president and CEO of PWH ADVISORS SASU since November 2017.

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

        The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner's management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner's Management Board. See Item 16.G, below, "Corporate governance – The Legal structure of FMC-AG & Co. KGaA." Among other matters, the Supervisory Board will, together with the general partner, fix the agenda for the AGM and make recommendations with respect to approval of the Company's financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of its Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company's auditors to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements.

B.    Compensation

Report of the Management Board of Management AG, our General Partner

        The Compensation Report of FMC-AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the remuneration of the Supervisory Board of the Company are described. The Compensation Report is part of the Management Report on the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as at December 31, 2017. The Compensation Report is prepared on the basis of the recommendations of the German Corporate Governance Code. The Compensation Report also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

        The entire Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board of Fresenius Medical Care Management AG is assisted in this task by a personnel committee, the Human Resources Committee, a committee which is created from among the Supervisory Board of Fresenius Medical Care Management AG's members. The Human Resources Committee is composed of Mr. Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston, Dr. Dieter Schenk and Mr. Rolf A. Classon.

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

        The amount of the total compensation of the members of the Management Board is measured taking particular account of a horizontal comparison with the compensation of management board members of other DAX-listed companies and similar companies of comparable size and performance in a relevant peer environment. Furthermore, the relation of the overall compensation of the members of the Management Board and that of the Senior Management as well as the staff overall, as determined by way of a vertical comparison, is taken into account.

        The compensation of the Management Board is, as a whole, performance-based and consisted of three elements in the fiscal year:

  •
  non-performance-based compensation (fixed compensation and fringe benefits)

  •
  short-term performance-based compensation (one-year variable compensation (bonus))

  •
  components with long-term incentive effects (multi-year variable compensation comprised of share-based compensation with cash settlement and stock options)

I.    Fixed compensation

        The Management Board members receive a fixed amount as basic compensation. In Germany or Hong Kong, as the case may be, the fixed compensation is paid in twelve equal monthly instalments. To the extent the fixed compensation is paid to members of the Management Board in the U.S., payment is made in accordance with local customs in twenty-four equal instalments.

        Moreover, the members of the Management Board received additional benefits consisting mainly of payment for insurance premiums, the private use of company cars and special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

II.    Performance-based compensation

        Performance-based compensation is awarded as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (comprising share-based compensation with cash settlement). The share-based compensation with cash settlement consist of the so-called Share Based Award, resulting as a deferral amount from the one-year variable compensation, as well as of Performance Shares, which are granted in the context of the Fresenius Medical Care Long-Term Incentive Plan 2016 (hereinafter: "LTIP 2016"). Under the Fresenius Medical Care Long-Term Incentive Program 2011 (hereinafter: "LTIP 2011"), replaced by the LTIP 2016, the members of the Management Board may under certain conditions also exercise stock options or share-based compensation with cash settlement already granted in the form of phantom stock granted. In addition, the Supervisory Board may grant a discretionary bonus for extraordinary performances.

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

  •
  operating income margin

        The targets are weighted differently depending on the department of the Management Board or its functions. In the case of Messrs. Rice Powell and Michael Brosnan (both with corporate group functions) as well as Dr. Olaf Schermeier (Research & Development), the net income growth is weighted with 80%. In the case of Messrs. Ronald Kuerbitz (Management Board member until February 17, 2017), William Valle (Management Board member since February 17, 2017), Dominik Wehner (Management Board member until the end of December 31, 2017) and Harry de Wit (each of them being Management Board members with regional responsibility) as well as Mr. Kent Wanzek (Global Manufacturing & Quality), the net income growth is weighted with 60%. In the case of the members of the Management Board last named, the valuation of the operating margins contributes another 20%. The target free cash flow as a percentage of the sales revenues is uniformly measured with 20% for all members of the Management Board.

        The degree of the achievement of the specific targets (target achievement) is determined by comparing the actual values with the target values to be achieved. The net income growth to be achieved is taken into account up to a growth rate of 10%. The targets regarding the respective free cash flow as a percentage of revenues fall within a range of rates between 3% and 6% and are evaluated by within the

Group or, as the case may be, in the relevant regions. For the benefit of Management Board members with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing & Quality, growth of regional operating income margins is compensated within individual targets ranging between 13% and 18.5%, reflecting the particularities of the respective regions and responsibilities:

        Multiplying the level of the respective overall target achievement by the respective fixed compensation and another fixed multiplier results in the total amount, of which a 75% share is paid out in cash to the Management Board members as one-year variable compensation after approval of the annual financial statements of FMC-AG & Co. KGaA for the respective fiscal year. Since the maximum level of target achievement is set at 120%, the Management Board's maximum achievable one-year variable compensation is limited as regards to specific amounts.

        For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

Amount of Cash Payments
in € THOUS
	Non-performance related compensation				Short-term performance related compensation		Cash compensation (without long-term incentive components)
	Fixed compensation		Other benefits(1)		Bonus
	2017	2016(2)	2017	2016(2)	2017	2016(2)	2017	2016(2)
Management board members serving as of December 31, 2017
Rice Powell	1,217	1,242	173	121	2,297	2,403	3,687	3,766
Michael Brosnan	735	696	134	194	1,315	1,300	2,184	2,190
Dr. Olaf Schermeier	490	450	134	83	970	891	1,594	1,424
William Valle(3)	721	—	88	—	1,291	—	2,100	—
Kent Wanzek	575	539	85	112	1,085	1,054	1,745	1,705
Dominik Wehner(4)	425	406	38	37	732	804	1,195	1,247
Harry de Wit(3)	480	360	321	213	950	713	1,751	1,286
Former members of the management board who resigned during the fiscal years 2017 or 2016(5)
Ronald Kuerbitz	109	845	43	19	—	1,476	152	2,340
Roberto Fusté	—	145	—	73	—	—	—	218

Total:	4,752	4,683	1,016	852	8,640	8,641	14,408	14,176

(1)
Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(3)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. William Valle has been appointed as member of the Management Board only with effect as of February 17, 2017 and Mr. Harry de Wit with effect as of April 1, 2016 and, therefore, they have received compensation payments to be set out herein only as of such date.

(4)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

(5)
Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017 and Mr. Roberto Fusté with effect as of March 31, 2016.

        The remaining share, amounting to 25% of the total amount calculated according to the key data above, is granted to the members of the Management Board in the form of the so-called Share Based Award, which is included in the compensation components with long-term incentive effects. The Share Based Award is subject to a three-year waiting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the Company of expired service agreements). The amount of the cash payment of the Share Based Award is based on the share price of FMC-AG & Co. KGaA shares upon exercise after the waiting period.

        In accordance with the targets achieved in the fiscal year, the members of the Management Board who were members of the Management Board on December 31 of the fiscal year acquired entitlements to Share Based Awards valued at €3,418 THOUS (2016: €3,281 THOUS). Based on the already fixed value, the allocation of the specific number of virtual shares made by the Supervisory Board takes place no sooner than March of the following year on the basis of the then current price conditions of the shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price on the relevant exercise date and, thus, as the basis for the determination of the payment of the relevant stock-based compensation after the end of the three-year waiting period.

        The components with long-term incentive effects contain a limit option for the case of extraordinary developments.

Performance Shares

        In addition to the Share Based Award, the members of the Management Board were also granted so-called "Performance Shares" on the basis of the LTIP 2016, as further performance-related components with a long-term incentive effect. The LTIP 2016 was approved in the fiscal year 2016 by the Supervisory Board upon recommendation of the Human Resources Committee and replaces the LTIP 2011. As of the end of 2015, no further stock options may be granted under the LTIP 2011. Performance Shares are virtual remuneration instruments not backed by equity. These may provide entitlement to a cash payment depending on the achievement of the performance targets described below and the development of the company's share price. The LTIP 2016 stipulates that the Management Board members may be granted Performance Shares once or twice a year in the years 2016 to 2018. For the members of the Management Board, the Supervisory Board determines, after due consideration and taking into account the responsibilities and performances of the respective members of the Management Board, the so-called "grant value", as the initial amount for each grant to be made to members of the Management Board. This grant value is divided by the applicable fair value of a Performance Share at the grant date, in order to determine the number of Performance Shares to be granted. This number may change over a period of three years depending on the degree to which the performance targets are achieved, whereby the total loss of all granted Performance Shares as well as a doubling (at most) of that number is possible. The number of Performance Shares after the three-year performance period, resulting from the respective target achievement, is considered as vested four years after the date the respective allocation was made. The above-mentioned number of Performance Shares is then multiplied by the average price of the Company's shares during a thirty-day period prior to the expiration of this vesting period. The resulting amount is paid out in cash to the members of the Management Board for their respective Performance Shares.

        The degree of the total target achievement during the three-year performance period is determined on the basis of the three performance targets (i) revenue growth, (ii) annual growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA ("net income growth") as well as (iii) increase of the return on invested capital (Return on Invested Capital (hereinafter: "ROIC")). The target corridors and targets are as set out in the table below:

        Upon the introduction of the LTIP 2016, the initial ROIC target for the year 2016 was set at 7.3% and, on this basis, increases by 0.2 percentage points each year. Consequently, the ROIC target for 2017 is 7.5% and will increase to 7.7% (2018), 7.9% (2019) and 8.1% (2020) in subsequent years. For each revenue growth and/or any net income growth and ROIC level within the range of the values presented above, the degree of target achievement is linearly interpolated. If the target achievement in relation to the ROIC target in the third year of an assessment period is higher than or equal to the target achievement in each of the two previous years, the ROIC target achievement for the third year applies to all years of the respective assessment period.

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

        The number of Performance Shares granted to the Management Board members at the beginning of the performance period is multiplied by the percentage of the overall target achievement in order to determine the final number of Performance Shares that form the basis of the cash compensation under the LTIP 2016 as described above.

        In the course of the fiscal year, a total of 614,985 Performance Shares (2016: 642,349) were granted to all eligible participants under the LTIP 2016. This includes 73,746 Performance Shares (2016: 79,888) with a total value of €5,474 THOUS (2016: €6,170 THOUS), which were granted to the members of the Management Board. The relevant fair value of the Performance Shares issued in July of the fiscal year amounted on the grant date to €75.12 (2016: €76.80) for grants in euro (applies to Messrs. Dr. Olaf Schermeier, Harry de Wit, Dominik Wehner) and to $86.39 (2016: $85.06) for grants in U.S. dollars (applies to Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek). By the end of the fiscal year, the Management Board members being in office on December 31, 2017, held a total of 150,993 Performance Shares (2016: 79,888).

        For the fiscal year, the value of the share-based compensation with cash settlement issued to the members of the Management Board in each case, is shown respectively compared to the previous year, in the following table:

Long-term Incentive Components
in € THOUS
	Share-based compensation with cash settlement(1)
	2017	2016(2)
Management board members serving as of December 31, 2017
Rice Powell	2,247	2,415
Michael Brosnan	1,290	1,306
Dr. Olaf Schermeier	1,039	1,072
William Valle	1,265	—
Kent Wanzek	1,060	1,120
Dominik Wehner(3)	960	1,043
Harry de Wit	1,033	1,013
Former members of the management board who resigned during the fiscal years 2017 or 2016(4)
Ronald Kuerbitz	—	1,482
Roberto Fusté	—	—

Total:	8,894	9,451

(1)
This includes Performance Shares pursuant to the LTIP 2016 as well as Share Based Award granted to the Management Board members during the fiscal year. The share-based compensation amounts are based on the fair value on the grant date.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(3)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

(4)
Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017 and Mr. Roberto Fusté with effect as of March 31, 2016.

        The components with long-term incentive effect entitle to a cash payment or can be exercised only after the expiration of predefined waiting- and/or vesting periods. Their value is distributed over the waiting periods and is proportionally accounted for as an expense in the respective fiscal year.

        The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year are set out in the following table:

Expenses for Long-term Incentive Components
in € THOUS
	Stock Options		Share-based compensation with cash settlement(1)		Share-based compensation
	2017	2016	2017	2016	2017	2016
Management board members serving as of December 31, 2017
Rice Powell	957	593	1,960	668	2,917	1,261
Michael Brosnan	174	605	639	726	813	1,331
Dr. Olaf Schermeier	385	190	1,058	401	1,443	591
William Valle(2)	—	—	121	—	121	—
Kent Wanzek	398	288	1,131	398	1,529	686
Dominik Wehner(3)	718	169	3,965	376	4,683	545
Harry de Wit(2)	—	—	596	122	596	122
Former members of the management board who resigned during the fiscal years 2017 or 2016(4)
Ronald Kuerbitz(5)	(438)	190	(852)	494	(1,290)	684
Roberto Fusté	—	887	—	1,014	—	1,901

Total:	2,194	2,922	8,618	4,199	10,812	7,121

(1)
This includes expenses for Performance Shares under the LTIP 2016, expenses for phantom stocks under the LTIP 2011 and expenses for the Share Based Award.

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. William Valle has been appointed as member of the Management Board only with effect as of February 17, 2017 and Mr. Harry de Wit with effect as of April 1, 2016 and, therefore, they have received compensation payments to be set out herein only as of such date.

(3)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017. The expenses for long-term incentive components result from the compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and the Share Based Award which must be paid or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions.

(4)
Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017 and Mr. Roberto Fusté with effect as of March 31, 2016.

(5)
Following Mr. Ronald Kuerbitz's resignation from the Management Board, no further expenses arose in the fiscal year just ended. The negative amounts result from the cancelation, without substitution, of all Share Based Awards granted and not vested by February 17, 2017, all multi-year variable compensation components granted under the LTIP 2011 not vested by February 17, 2017 pursuant to the conditions of the LTIP 2011 and all Performance Shares granted under the LTIP 2016.

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

Stock options and phantom stock

        Until the end of the fiscal year 2015 grants under the LTIP 2011, which consisted of the Stock Option Plan 2011 and the Phantom Stock Plan 2011, constituted an essential component of the compensation system for the members of the Management Board. As of the end of the fiscal year 2015 grants under the LTIP 2011 are no longer possible. However, the members of the Management Board may exercise stock options or phantom stock, which have already been granted, taking into consideration the blackout periods applicable to the exercise of such instruments, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service- and/or employment relationship.

        Under the LTIP 2011, a combination of stock options and phantom stock awards was granted to the participants. The number of stock options and phantom stock awards to be granted to the members of the Management Board was determined by the Supervisory Board in its reasonable discretion. In principle, all members of the Management Board were entitled to receive the same number of stock options and phantom stock awards, whereas the Chairman of the Management Board is entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board were entitled to choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50.

        Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards.

        The success target for stock options and phantom stock is achieved in each case if, during the waiting period, either the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year in each case or – if this is not the case – the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum. Deviating from this, the success target for phantom stock granted in the fiscal year 2015 is also achieved if under the global efficiency program an amount of $200 M has been saved until the end of the fiscal year 2015 and, until the end of the fiscal years 2016 to 2018, an amount of $300 M is saved, each in comparison to January 1, 2013, and also the respective group target for fiscal years 2015 to 2018 – each as expected and communicated – have been achieved and confirmed by the auditor. If with regard to any reference year or more than one of the four reference years within the waiting period neither the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum, the stock options and phantom stock awards subject to such waiting period are cancelled to such proportion to which the success target was not achieved within the waiting period, i.e. in the proportion of 25% for each year in which the target is not achieved within the waiting period, up to 100%; this principle of proportional cancelation also applies to the additional success target for phantom stock as resolved by the Supervisory Board in the fiscal year 2015.

        At the end of the fiscal year the members of the Management Board held a total of 819,491 stock options originating from the Stock Option Plan 2011. By the end of the previous fiscal year, the members of the Management Board held a total of 1,010,784 stock options originating from the Stock Option Plan 2011 and the Stock Option Plan 2006, which did not exist anymore at the end of the current fiscal year. For details regarding the conditional capital used to secure the Stock Option Plan 2011, please see section "Conditional Capital" of the Notes. Moreover, the Management Board members held, by the end of the fiscal year, a total of 73,432 phantom stock (2016: 81,019) pursuant to the Phantom Stock Plan 2011.

        The development and status of stock options of the members of the Management Board serving at December 31 of the fiscal year in the fiscal year are shown in more detail in the following table:

	Development and Status of the Stock Options
	Rice Powell	Michael Brosnan	Dr. Olaf Schermeier	William Valle	Kent Wanzek	Dominik Wehner	Harry de Wit	Total:
Options outstanding January 1, 2017
Number	344,793	199,200	96,488	60,000	131,970	109,344	—	941,795
Weighted average exercise price in €	60.89	58.84	63.88	64.16	65.10	61.75	—	61.66
Options exercised during the fiscal year
Number	60,000	49,800	—	—	—	12,504	—	122,304
Weighted average exercise price in €	42.68	42.68	—	—	—	43.02	—	42.71
Weighted average share price in €	84.45	85.06	—	—	—	84.69	—	84.72
Options outstanding December 31, 2017
Number	284,793	149,400	96,488	60,000	131,970	96,840	—	819,491
Weighted average exercise price in €	64.73	64.23	63.88	64.16	65.10	64.17	—	64.49
Weighted average remaining contractual life in years	4.64	4.51	4.99	4.56	4.46	4.86	—	4.65
Range of exercise prices in €	49.76 - 76.99	49.76 - 76.99	49.76 - 76.99	49.76 - 76.99	49.76 - 76.99	49.76 - 76.99	—	49.76 - 76.99
Options exercisable December 31, 2017
Number	60,693	37,350	9,338	15,000	37,350	9,690	—	169,421
Weighted average exercise price in €	52.76	53.00	49.76	52.73	53.00	53.12	—	52.72

III.    Total Compensation

        The amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

Total Compensation
in € THOUS
	Cash compensation (without long-term incentive components)		Components with long-term incentive effect		Total compensation (including long-term incentive components)
	2017	2016(1)	2017	2016(1)	2017	2016(1)
Management board members serving as of December 31, 2017
Rice Powell	3,687	3,766	2,247	2,415	5,934	6,181
Michael Brosnan	2,184	2,190	1,290	1,306	3,474	3,496
Dr. Olaf Schermeier	1,594	1,424	1,039	1,072	2,633	2,496
William Valle	2,100	—	1,265	—	3,365	—
Kent Wanzek	1,745	1,705	1,060	1,120	2,805	2,825
Dominik Wehner(2)	1,195	1,247	960	1,043	2,155	2,290
Harry de Wit	1,751	1,286	1,033	1,013	2,784	2,299
Former members of the management board who resigned during the fiscal years 2017 or 2016(3)
Ronald Kuerbitz	152	2,340	—	1,482	152	3,822
Roberto Fusté	—	218	—	—	—	218

Total:	14,408	14,176	8,894	9,451	23,302	23,627

(1)
Please note for purposes of comparison between the amounts indicated with the amounts indicated for the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(2)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

(3)
Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017 and Mr. Roberto Fusté with effect as of March 31, 2016.

IV.    Commitments to members of the Management Board for the event of termination of their appointment

        The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: individual contractual pension commitments for the Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. Ronald Kuerbitz (Management Board member until February 17, 2017), Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Dominik Wehner

(Management Board member until the end of December 31, 2017) have been entered into by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board.

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

        Based on individual contractual commitments, Management Board members Mr. Rice Powell, Mr. Michael Brosnan, Mr. William Valle (Management Board member as of February 17, 2017) and Mr. Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $8,100.00 (2016: $7,950.00) were earned in the fiscal year in each case and allocated in January 2018 to the Management Board members mentioned above. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The Company supports its employees hereby with contributions of up to 50% of the yearly made payments.

        Furthermore, the Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Ronald Kuerbitz (Management Board member until February 17, 2017) have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

        From the time of his previous employment activities for Fresenius Medical Care Deutschland GmbH, a pension commitment existed for Management Board member Mr. Dominik Wehner (Management Board member until the end of December 31, 2017). This pension commitment was based on the Fresenius companies' pension scheme of January 1, 1988 and provides old-age pensions, disability pensions and surviving dependents' pensions. As a result of his service agreement with Fresenius Medical Care Management AG, the latter initially assumed this pension commitment and continued the commitment on the basis of Mr. Wehner's compensation as Management Board member. In the fiscal year 2017 this pension commitment was fully replaced by the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

        Additions to pension provisions in the fiscal year for Management Board members serving as of December 31 amounted to €212 THOUS (2016: €4,035 THOUS). The pension commitments are shown in the following table:

Development and Status of Pension Commitments
in € THOUS
	As of January 1, 2017	Increase	As of December 31, 2017
Rice Powell	10,272	(268)	10,004
Michael Brosnan	4,984	669	5,653
Dr. Olaf Schermeier	575	189	764
William Valle	—	—	—
Kent Wanzek	2,761	282	3,043
Dominik Wehner(1)	2,949	(660)	2,289
Harry de Wit	—	—	—

Total:	21,541	212	21,753

(1)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

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

        Mr. Dominik Wehner, who was a member of the Management Board until the end of December 31, 2017, receives all compensation components he is entitled to for the fiscal year. In his termination agreement, it was agreed with respect to the compensation components he is entitled to by contract for the period from January 1, 2018 to March 31, 2022 that Mr. Dominik Wehner will receive annual basic compensation of €425 THOUS and an annual bonus of 30% of his basic compensation. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, contributions to financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €42 THOUS p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and the Share Based Award must be paid or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions. Except for the Share Based Award for 2017, Mr. Dominik Wehner will no longer be granted any components with long-term incentive effects as of the fiscal year 2018 (including). As of the completion of the age of 65, Mr. Dominik Wehner will receive a company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

        In the fiscal year 2017, Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, received fixed compensation (in the amount of €109 THOUS) and fringe benefits (in the amount of €43 THOUS). For the fiscal year 2017, Mr. Ronald Kuerbitz was not granted any one-year or multi-year variable compensation components. The long-term compensation components in the amount of €977 THOUS granted on the basis of the Stock Option Plan 2006 and the LTIP 2011 and vested by February 17, 2017 pursuant to the applicable conditions were fully paid to him in the fiscal year 2017. All Share Based Awards granted and not vested by February 17, 2017 and all multi-year variable compensation components granted under the LTIP 2011 and not vested by February 17, 2017 and all Performance Shares granted under the LTIP 2016 have been cancelled without substitution. As of February 17, 2017 and for a maximum period of two years, Mr. Ronald Kuerbitz receives annual non-compete compensation of €538 THOUS for the post-employment non-compete obligation agreed. In addition, Mr. Ronald Kuerbitz received one-off compensation of €852 THOUS which had been agreed with him in the context of his resignation from the Management Board of the General Partner. The payment of this compensation is linked to the successful completion of various projects, part of which have not yet been completed as at the time of the agreement, and thus ensures that Mr. Ronald Kuerbitz's involvement even after his resignation from the Management Board. It was also agreed with him that, after the end of his service agreement, he acts as advisor to National Medical Care, Inc. as of August 14, 2017 until the end of August 13, 2018. The consideration to be granted for such services (including reimbursement of expenses) amounts to €55 THOUS for the fiscal year. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a company-funded retirement pension of €122 THOUS per year. The type and amount of the benefits granted and allocations made in favor of Mr. Ronald Kuerbitz during the fiscal year just ended are shown in the tables in the section below.

        Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €239 THOUS (2016: €0 THOUS) in the fiscal year. On the occasion of the termination of his service agreement with effect as of December 31, 2016 as a member of the Management Board, it was agreed with Mr. Roberto Fusté that he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018, and that he would act as an advisor to the Chairman of the Management Board. For this, he received non-compete compensation of €377 THOUS and an advisory fee in the amount of €377 THOUS in the fiscal year.

        Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €338 THOUS (2016: €338 THOUS) without any fringe benefits during the fiscal year (2016: €7 THOUS). On the occasion of the termination of his service agreement as a member of the Management Board effective as of April 30, 2015, a two-year post-employment non-compete obligation was agreed upon with Prof. Emanuele Gatti. As compensation for this, Prof. Emanuele Gatti received annual non-compete compensation in the amount of €488 THOUS. In the fiscal year Prof. Gatti received partial non-compete compensation in the amount of €163 THOUS (2016: €488 THOUS).

        As agreed, Dr. Rainer Runte, who was a member of the Management Board until March 31, 2014, did not receive any annual non-compete compensation in the fiscal year for his post-contractual non-compete obligation, since it was not effective anymore in the fiscal year (2016: €486 THOUS). A consulting agreement was entered into with Dr. Rainer Runte for the period beginning March 1, 2017 which term meanwhile has been extended until March 31, 2018. By this consulting agreement, Dr. Rainer Runte will provide consulting services on certain fields. The annual consideration to be granted by Fresenius Medical Care Management AG for such services amounts to €165 THOUS for the fiscal year.

        Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, for the period January 1, 2013 to December 31, 2022; meanwhile, the term of this agreement has been reduced in the fiscal year 2017 to December 31, 2021. By this consulting agreement, Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame as well as complying with a non-compete covenant. The annual consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to €580 THOUS (2016: €585 THOUS). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounts to €1,996 THOUS (2016: €3,357 THOUS) as at December 31 of the fiscal year.

        In the fiscal year, no loans or advance payments of future compensation components were made to the members of the Management Board of Fresenius Medical Care Management AG.

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

        To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has concluded a Directors & Officers liability insurance with an excess in compliance with the specifications according to German stock corporation law. The indemnity covers each member of the Management Board during their respective term on the Management Board and also for claims that arise in connection therewith after the respective termination of their term.

        Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned herein. As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of €21,930 THOUS (2016: €20,469 THOUS), of which €2,409 THOUS were attributable to Mr. Ronald Kuerbitz.

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

Benefits granted to serving members of the Management Board as of December 31, 2017 in € THOUS
	Rice Powell				Michael Brosnan
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)				Chief Financial Officer Member of the Management Board since January 1, 2010
	2017	2017	2017	2016(3)	2017	2017	2017	2016(3)
		Minimum	Maximum			Minimum	Maximum
Fixed compensation	1,217	1,217	1,217	1,242	735	735	735	696
Fringe benefits(1)	173	173	173	121	134	134	134	194

Total non-performance-based compensation	1,390	1,390	1,390	1,363	869	869	869	890

One-year variable compensation	2,008	166	2,410	2,050	1,212	110	1,455	1,148

Multi-year variable compensation / components with long-term incentive effects	2,247	—	n.a.	2,415	1,289	—	n.a.	1,306

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	916	—	n.a.	877	624	—	n.a.	537
thereof LTIP 2016 – Performance Share Plan 2016
4-year term / 4-year vesting period	1,331	—	n.a.	1,538	665	—	n.a.	769

Total non-performance-based and performance-based compensation	5,645	1,556	n.a.	5,828	3,370	979	n.a.	3,344

Pension expense	773	773	773	741	694	694	694	666

Value of benefits granted	6,418	2,329	n.a.	6,569	4,064	1,673	n.a.	4,010

	Dr. Olaf Schermeier				William Valle
	Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013				Member of the Management Board for North America Member of the Management Board since February 17, 2017
	2017	2017	2017	2016(3)	2017	2017	2017	2016(3)
		Minimum	Maximum			Minimum	Maximum
Fixed compensation	490	490	490	450	721	721	721	—
Fringe benefits(1)	134	134	134	83	88	88	88	—

Total non-performance-based compensation	624	624	624	533	809	809	809	—

One-year variable compensation	809	74	970	743	1,190	108	1,428	—

Multi-year variable compensation / components with long-term incentive effects	1,039	—	n.a.	1,072	1,265	—	n.a.	—

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	323	—	n.a.	297	600	—	n.a.	—
thereof LTIP 2016 – Performance Share Plan 2016
4-year term / 4-year vesting period	716	—	n.a.	775	665	—	n.a.	—

Total non-performance-based and performance-based compensation	2,472	698	n.a.	2,348	3,264	917	n.a.	—

Pension expense	204	204	204	151	—	—	—	—

Value of benefits granted	2,676	902	n.a.	2,499	3,264	917	n.a.	—

(1)
Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2)
The indicated date refers to the appointment as member of the Management Board of the General Partner.

(3)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

Benefits granted to serving members of the Management Board as of December 31, 2017 in € THOUS
	Kent Wanzek				Dominik Wehner(3)
	Member of the Management Board for Global Manufacturing & Quality Member of the Management Board since January 1, 2010				Member of the Management Board for EMEA Member of the Management Board since April 1, 2014
	2017	2017	2017	2016(2)	2017	2017	2017	2016(2)
		Minimum	Maximum			Minimum	Maximum
Fixed compensation	575	575	575	539	425	425	425	406
Fringe benefits(1)	85	85	85	112	38	38	38	37

Total non-performance-based compensation	660	660	660	651	463	463	463	443

One-year variable compensation	949	86	1,139	890	701	64	842	670

Multi-year variable compensation / components with long-term incentive effects	1,059	—	n.a.	1,120	960	—	n.a.	1,043

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	394	—	n.a.	351	244	—	n.a.	268
thereof LTIP 2016 – Performance Share Plan 2016
4-year term / 4-year vesting period	665	—	n.a.	769	716	—	n.a.	775

Total non-performance-based and performance-based compensation	2,668	746	n.a.	2,661	2,124	527	n.a.	2,156

Pension expense	402	402	402	379	146	146	146	98

Value of benefits granted	3,070	1,148	n.a.	3,040	2,270	673	n.a.	2,254

	Harry de Wit
	Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016
	2017	2017	2017	2016(2)
		Minimum	Maximum
Fixed compensation	480	480	480	360
Fringe benefits(1)	321	321	321	213

Total non-performance-based compensation	801	801	801	573

One-year variable compensation	792	72	950	594

Multi-year variable compensation / components with long-term incentive effects	1,033	—	n.a.	1,013

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	317	—	n.a.	238
thereof LTIP 2016 – Performance Share Plan 2016
4-year term / 4-year vesting period	716	—	n.a.	775

Total non-performance-based and performance-based compensation	2,626	873	n.a.	2,180

Pension expense	—	—	—	—

Value of benefits granted	2,626	873	n.a.	2,180

(1)
Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(3)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

Benefits granted to former members of the Management Board who retired in fiscal year 2017 in € THOUS
	Ronald Kuerbitz
	Member of the Management Board for North America Member of the Management Board until February 17, 2017
	2017	2017	2017	2016(2)
		Minimum	Maximum
Fixed compensation	109	109	109	845
Fringe benefits(1)	43	43	43	19

Total non-performance-based compensation	152	152	152	864

One-year variable compensation	1,366	124	1,639	1,394

Multi-year variable compensation / components with long-term incentive effects	—	—	n.a.	1,482

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year waiting period	—	—	n.a.	713
thereof LTIP 2016 – Performance Share Plan 2016
4-year term / 4-year vesting period	—	—	n.a.	769

Total non-performance-based and performance-based compensation	1,518	276	n.a.	3,740

Pension expense	797	797	797	751

Value of benefits granted	2,315	1,073	n.a.	4,491

(1)
Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

Allocations
in € THOUS
	Serving members of the Management Board as of December 31, 2017																		Former member of the Management Board (retired in fiscal year)
	Rice Powell		Michael Brosnan			Dr. Olaf Schermeier		William Valle			Kent Wanzek		Dominik Wehner				Harry de Wit		Ronald Kuerbitz(5)
	Chairman of the Management Board Member of the Management Board since December 21, 2005(2)		Chief Financial Officer Member of the Management Board since January 1, 2010			Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013		Member of the Management Board for North America Member of the Management Board since February 17, 2017			Member of the Management Board for Global Manufacturing & Quality Member of the Management Board since January 1, 2010		Member of the Management Board for EMEA Member of the Management Board since April 1, 2014				Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016		Member of the Management Board for North America Member of the Management Board until February 17, 2017
	2017	2016(3)	2017	2016(3)		2017	2016(3)	2017		2016(3)	2017	2016(3)	2017		2016(3)		2017	2016(3)	2017	2016(3)
Fixed compensation	1,217	1,242	735	696		490	450	721		—	575	539	425		406		480	360	109	845
Fringe benefits(1)	173	121	134	194		134	83	88		—	85	112	38		37		321	213	43	19

Total non-performance based compensation	1,390	1,363	869	890		624	533	809		—	660	651	463		443		801	573	152	864

One-year variable compensation	2,297	2,403	1,315	1,300		970	891	1,291		—	1,085	1,054	732		804		950	713	—	1,476

Multi-year variable compensation / components with long-term incentive effects	2,787	3,273	2,288	2,006		130	—	20		—	218	2,437	536		346		—	—	—	100

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2012	—	598	—	376		—	—	—		—	—	314	—		—		—	—	—	—
Grant 2013	205	—	126	—		72	—	—		—	167	—	—		—		—	—	—	—
thereof Stock Option Plan 2006
7-year term / 3-year vesting period
Grant 2009	—	2,043	—	1,506	(6)	—	—	—		—	—	—	—		316	(6)	—	—	—	—
Grant 2010	2,506	446	2,111	—		—	—	—		—	—	1,999	521	(6)	—		—	—	—	—
thereof LTIP 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2011	—	186	—	124		—	—	—		—	—	124	—		30	(6)	—	—	—	100	(6)
Grant 2012	76	—	51	—		—	—	20	(6)	—	51	—	15	(6)	—		—	—	—	—
Grant 2013	—	—	—	—		58	—	—		—	—	—	—		—		—	—	—	—
Other	—	—	—	—		—	—	—		—	—	—	—		—		—	—	—	—

Total non-performance-based and performance-based compensation	6,474	7,039	4,472	4,196		1,724	1,424	2,120		—	1,963	4,142	1,731		1,593		1,751	1,286	152	2,440

Pension expense	773	741	694	666		204	151	—		—	402	379	146		98		—	—	797	751

Allocation	7,247	7,780	5,166	4,862		1,928	1,575	2,120		—	2,365	4,521	1,877		1,691		1,751	1,286	949	3,191

(1)
Includes insurance premiums, private use of company cars, special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) as well as other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

(2)
The indicated date refers to the appointment as member of the Management Board of the General Partner.

(3)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Olaf Schermeier, Dominik Wehner and Harry de Wit) or U.S. dollar (Rice Powell, Michael Brosnan, William Valle, Kent Wanzek and Ronald Kuerbitz).

(4)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017.

(5)
Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017. In addition to the indicated compensation, Mr. Ronald Kuerbitz received multi-year variable compensation in the fiscal year which was granted prior to his appointment to the Management Board but was allocated to him only after his resignation from the Management Board (Stock Option Plan 2006 – Grant 2010 (Allocation: €348, fair value at grant: €81), LTIP 2011 – Stock Option Plan 2011 – Grant 2011 (Allocation: €382, fair value at grant: €403), LTIP 2011 – Stock Option Plan 2011 – Grant 2012 (Allocation: €208; fair value at grant: €380) und LTIP 2011 – Phantom Stock Plan 2011 – Grant 2012 (Allocation: €39, fair value at grant: €116)).

(6)
The indicated amounts are allocations from multi-year variable compensation which have been granted to the respective members of the Management Board prior to their appointment to the Management Board: Michael Brosnan (Stock Option Plan 2006 – Grant 2006 – fair value at grant €252), William Valle (LTIP 2011 – Phantom Stock Plan 2011 – Grant 2012 – fair value at grant €58), Dominik Wehner (Stock Option Plan 2006 – Grant 2009 – fair value at grant €56, Stock Option Plan 2006 – Grant 2010 – fair value at grant €105, LTIP 2011 – Phantom Stock Plan 2011 – Grant 2011 – fair value at grant €41, LTIP 2011 – Phantom Stock Plan 2011 – Grant 2012 – fair value at grant €41), Ronald Kuerbitz (LTIP 2011 – Phantom Stock Plan 2011 – Grant 2011 – fair value at grant €130).

Compensation of the Supervisory Board

        The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in clause 13 of the Articles of Association. The Annual General Meeting resolved on May 12, 2016 to adjust the amount of the fixed compensation of the Supervisory Board with effect as of January 1, 2017.

        Each Supervisory Board member receives a fixed salary of $88 THOUS (2016: $80 THOUS) for each full fiscal year, payable in four equal instalments at the end of a calendar quarter. The Chairman of the Supervisory Board receives additional compensation of $88 THOUS (2016: $80 THOUS) and his deputy additional compensation of $44 THOUS (2016: $40 THOUS) per respective complete fiscal year.

        In addition, each member of the Supervisory Board shall also receive as a variable performance-related compensation component an additional remuneration which is based upon the respective average growth in basic earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable performance-related remuneration component is $60 THOUS in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70 THOUS in the corridor from 9.00 to 9.99% and $80 THOUS in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this component is limited to a maximum of $80 THOUS per annum. Reciprocally, the members of the Supervisory Board are only entitled to the remuneration component if the 3-year average EPS growth of at least 8.00% is reached. Provided that the relevant targets have been achieved, the remuneration is, in principle, disbursed on a yearly basis following the approval of the Company's annual financial statements for the respective fiscal year. For the fiscal year 2017, the 3-year average EPS growth for the fiscal years 2015, 2016 and 2017 was relevant.

        In application of the principles above, for the previous year the entitlement to a payment of variable performance-related compensation of $587 THOUS (2016: $0) was achieved.

        As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $44 THOUS (2016: $40 THOUS). A member of a committee who serves as chairman or vice chairman of a committee additionally receives $22 THOUS and $11 THOUS a year (2016: $20 THOUS and $10 THOUS, respectively), payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in the Joint Committee of the Company as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

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

        The members of the Supervisory Board of FMC-AG & Co. KGaA are to be reimbursed for the expenses incurred in their exercise of their offices, which also include the applicable VAT.

        The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following table:

Compensation of the Supervisory Board
in € THOUS(1)
	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-performance related compensation
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Dr. Gerd Krick	39	36	117	108	58	54	39	40	253	238
Stephan Sturm(2)	156	82	—	—	68	16	—	4	224	102
Rolf A. Classon	39	36	39	36	117	89	49	32	244	193
Rachel Empey(3)	26	—	—	—	—	—	—	—	26	—
William P. Johnston	39	36	39	36	107	103	58	51	243	226
Deborah Doyle McWhinney(4)	—	—	78	46	—	—	39	23	117	69
Dr. Dieter Schenk	58	54	58	54	97	74	—	—	213	182
Pascale Witz(5)	—	—	78	46	—	—	—	—	78	46
Dr. Ulf M. Schneider(6)	—	72	—	—	—	32	—	—	—	104
Dr. Walter L. Weisman(7)	—	14	—	14	—	16	—	20	—	64
Prof. Dr. Bernd Fahrholz(8)	—	—	—	26	—	—	—	16	—	42

Total	357	330	409	366	447	384	185	186	1,398	1,266

(1)
Shown without VAT and withholding tax, translation of U.S. dollar amounts at respective average exchange rates for the respective year.

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

(3)
Member of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Rachel Empey was appointed as member of the Supervisory Board of FMC Management AG not until September 1, 2017, and, therefore, received compensation payments to be set out herein as of this date.

(4)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not until May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(5)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Pascale Witz was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not until May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(6)
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

(7)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Walter L. Weisman was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

(8)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Bernd Fahrholz was appointed as member of the Supervisory Board of FMC Management AG until

  May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

Compensation of the Supervisory Board
in € THOUS(1)
	Performance Related Compensation in FMC Management AG		Performance Related Compensation in FMC- AG & Co. KGaA		Performance Related Compensation		Total compensation
	2017	2016	2017	2016	2017	2016	2017	2016
Dr. Gerd Krick	35	—	35	—	70	—	323	238
Stephan Sturm(2)	71	—	—	—	71	—	295	102
Rolf A. Classon	35	—	35	—	70	—	314	193
Rachel Empey(3)	24	—	—	—	24	—	50	—
William P. Johnston	35	—	35	—	70	—	313	226
Deborah Doyle McWhinney(4)	—	—	71	—	71	—	188	69
Dr. Dieter Schenk	35	—	35	—	70	—	283	182
Pascale Witz(5)	—	—	71	—	71	—	149	46
Dr. Ulf M. Schneider(6)	—	—	—	—	—	—	—	104
Dr. Walter L. Weisman(7)	—	—	—	—	—	—	—	64
Prof. Dr. Bernd Fahrholz(8)	—	—	—	—	—	—	—	42

Total	235	—	282	—	517	—	1,915	1,266

(1)
Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective year.

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

(3)
Member of the Supervisory Board of FMC Management AG, but not member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Rachel Empey was appointed as member of the Supervisory Board of FMC Management AG not until September 1, 2017, and, therefore, received compensation payments to be set out herein as of this date.

(4)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not until May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(5)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Pascale Witz was appointed as member of the Supervisory Board of FMC-AG & Co. KGaA not until May 12, 2016, and, therefore, received compensation payments to be set out herein as of this date.

(6)
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

(7)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Walter L. Weisman was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

(8)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Bernd Fahrholz was appointed as member of the Supervisory Board of FMC Management AG until May 11, 2016, and as member of the Supervisory Board of FMC-AG & Co. KGaA until May 12, 2016, and, therefore, received compensation payments to be set out herein until these dates.

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

        The Audit and Corporate Governance Committee of the Supervisory Board currently consists of William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), Dr. Gerd Krick and Deborah Doyle McWhinney, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA's Supervisory Board in fulfilling its oversight responsibilities, primarily through:

  •
  overseeing management's accounting and financial reporting process, the performance of the internal audit function and the effectiveness of the internal control systems;

  •
  overseeing the independence and performance of the FMC-AG & Co. KGaA's outside auditors

  •
  overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global healthcare companies, including adherence to our Code of Business Conduct;

  •
  overseeing the effectiveness of our risk management system;

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

  •
  retaining the services of our independent auditors to audit our financial statements and approval of their fees; and

  •
  pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

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

        The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the "RRAC") whose members are currently Rolf A. Classon (Chairman), William P. Johnston (Vice Chairman) and Dr. Dieter Schenk. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company's affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick and Dr. Dieter Schenk

        We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees consisting of independent directors. See Item 16G, "Corporate governance."

D.    Employees

        At December 31, 2017, we had 114,000 employees (full-time equivalents) as compared to 109,319 at December 31, 2016, and 104,033 at December 31, 2015. The increase in 2017 was mainly due to the overall growth in our business and acquisitions. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2017	2016	2015
North America
Health care service	57,098	55,653	52,886
Health care products	1,167	1,139	1,034

	58,265	56,792	53,920

Europe/Middle East/ Africa
Health care service	15,214	14,597	13,595
Health care products	3,689	3,469	3,100

	18,903	18,066	16,695

Asia-Pacific
Health care service	7,910	7,082	6,454
Health care products	2,207	2,039	1,806

	10,117	9,121	8,260

Latin America
Health care service	8,581	8,332	8,207
Health care products	935	869	798

	9,516	9,201	9,005

Corporate(1)	17,199	16,139	16,153
Total Company	114,000	109,319	104,033

(1)
Including the divisions Global Manufacturing and Quality as well as Global Research and Development.

        We are members of the Chemical Industry Employers Association for most sites in Germany and we are bound by union agreements negotiated with the respective union representatives. We generally apply the principles of the association and the related union agreements for those sites where we are not members. We are also party to additional shop agreements negotiated with works councils at individual facilities that relate to those facilities. In addition, approximately 2% of our U.S. employees are covered by collective bargaining agreements. During the last three fiscal years, we have not suffered any protracted labor-related work disruptions.

E.    Share ownership

        As of December 31, 2017, no member of the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares. See Item 6.B, "Directors, senior management and employees – Compensation". Additionally, stock option and other share based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in this report.

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

        In addition, under Article 19(1) of the Regulation (EU) No.596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or "MAR"), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin"), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. Persons discharging managerial responsibilities, inter alia, include the members of management as well as supervisory boards. Additionally, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or "WpHG"), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company's outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (excluding the 3% threshold). For threshold notifications furnished to us by third parties please see note 17 in the notes to the consolidated financial statements included in this report.

        We have been informed that as of February 16, 2018, Fresenius SE owned 94,380,382, 30.80% of our shares. As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16.G, "Corporate governance – Supervisory Board." Except for these limitations on Fresenius SE's right to vote its shares as described below, all of our shares have the same voting rights.

        Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2017, 23,531,946 ADSs, each representing one half of a share, were held of record by 3,000 U.S. holders. For more information regarding ADRs and ADSs see Item 10.B, "Articles of Association – Description of American Depositary Receipts."

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

        The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.29% of the Fresenius SE ordinary shares. See Item 7.B, "Related party transactions – Other interests," below.

B.    Related party transactions

        In connection with the formation of FMC-AG & Co. KGaA, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG & Co. KGaA and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 5 of the notes to the consolidated financial statements included in this report. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm's-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

        In the discussion below regarding our contractual and other relationships with Fresenius SE:

  •
  the term "we (or us) and our affiliates" refers only to FMC-AG & Co. KGaA and its subsidiaries; and

  •
  the term "Fresenius SE and its affiliates" refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real property leases

        For information with respect to our principal properties, see "Item 4.D. Property, plant and equipment." For discussion of related party leases, see Item 6B, "Directors, senior management and employees – Compensation" and "note 5 of the notes to the consolidated financial statements included in this report.

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

Services agreements and products

        For information on our services arrangements and products, please see note 5 of the notes to the consolidated financial statements included in this report.

Financing

        For information on our related party financing arrangements, please see note 5 of the notes to the consolidated financial statements included in this report.

Key management personnel

        For information on our key management personnel, please see note 5 of the notes to the consolidated financial statements included in this report.

General Partner reimbursement

        For information on General Partner reimbursement please see, Item 16G, "Corporate Governance – The Legal Structure of FMC AG & Co. KGaA" below as well as note 5 of the notes to the consolidated financial statements included in this report.

Item 8.    Financial information

        The information called for by parts 8.A.1 through 8.A.6 of this item is in the section beginning on Page F-1.

8.A.7. Legal and regulatory matters

        The information in note 22 of the notes to consolidated financial statements of this report is incorporated by this reference in response to this item. For information regarding certain tax audits and related claims, see note 4 of the notes to consolidated financial statements.

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

	2017	2016	2015
Per share amount	€0.96	€0.80	€0.78

        For the proposed dividend for 2017 payable in 2018, see Item 5. IV. "Operation and financial review and prospects – Financial position – Net cash provided by (used in) financing activities" and note 31 in our notes to the consolidated financial statements included in this report.

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

        ADSs representing the Ordinary Shares of Fresenius Medical Care AG had been listed on the New York Stock Exchange ("NYSE") since October 1, 1996. Trading in the ADSs representing the Ordinary Shares of FMC AG & Co.,KGaA on the NYSE, under the symbol FMS, commenced in February of 2006.

Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the "Depositary").

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

        As of February 16, 2018, the closing price for shares traded on XETRA was €87.88.

		Price per share (€)
		High	Low
2018	January	93.00	86.94
2017	December	88.57	82.65
	November	84.39	82.35
	October	85.22	80.88
	September	82.97	78.73
	August	80.24	76.53
2017	Fourth quarter	88.57	80.88
	Third quarter	85.94	76.53
	Second quarter	88.90	77.97
	First quarter	82.20	74.69
2016	Fourth quarter	81.75	71.62
	Third quarter	85.65	76.77
	Second quarter	80.00	72.02
	First quarter	82.89	71.63
2017	Annual	88.90	74.69
2016	Annual	85.65	71.62
2015	Annual	83.13	60.57
2014	Annual	61.85	47.15
2013	Annual	55.60	47.00

Trading on the New York Stock Exchange

        As of February 16, 2018, the closing price for the ADSs traded on the NYSE was €54.61.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE.

		Price per Ordinary ADS ($)
		High	Low
2018	January	57.51	52.34
2017	December	52.72	49.76
	November	49.88	47.84
	October	49.89	47.74
	September	49.48	47.08
	August	47.33	44.95
2017	Fourth quarter	52.72	47.74
	Third quarter	49.48	44.95
	Second quarter	49.90	41.50
	First quarter	42.74	39.70
2016	Fourth quarter	43.77	38.37
	Third quarter	47.43	42.88
	Second quarter	45.46	40.60
	First quarter	45.39	39.34
2017	Annual	52.72	39.70
2016	Annual	47.43	38.37
2015	Annual	45.72	35.96
2014	Annual	37.63	32.06
2013	Annual	36.07	31.02

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

        The following summary of the material provisions of our Articles of Association (Satzung) is qualified in its entirety by reference to the complete text of our Articles of Association. An English convenience translation of our Articles of Association has been filed with the Securities and Exchange Commission and can also be found on our website under www.freseniusmedicalcare.com. For a summary of certain other provisions of our Articles of Association relating to management by our General Partner and required ownership of our share capital by the shareholder of our general partner, See Item 16.G, "Corporate Governance – The Articles of Association of FMC-AG & Co. KGaA."

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

General information regarding our share capital

        As of February 16, 2018, our share capital consists of 306,451,049 bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. Our share capital has been fully paid in.

        All shares of FMC-AG & Co. KGaA are in bearer form. Our shares are deposited as share certificates in global form (Sammelurkunden) with Clearstream Banking AG, Frankfurt am Main, Germany. Shareholders are not entitled to have their shareholdings issued in certificated form. All shares of FMC-AG & Co. KGaA are freely transferable, subject to any restrictions imposed by applicable securities laws. Holders of our shares are not liable for capital calls.

General provisions on increasing the capital of stock corporations and partnerships limited by shares

        Information on the capital stock, authorized capital, conditional capital and treasury shares is included in note 17 of the notes to the consolidated financial statements included in this report.

Voting rights

        Each share entitles the holder thereof to one vote at AGMs of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at annual and extraordinary general meetings of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our Articles of Association. Fresenius SE, as the sole shareholder of our General Partner, is not entitled to vote its shares in the election or removal of members of our Supervisory Board, the approval of the acts of the General Partner and members of the Supervisory Board, the appointment of special auditors, the assertion of compensation claims against members of the executive bodies arising out of our management, the waiver of compensation claims and the appointment of auditors. In the case of resolutions regarding such matters Fresenius SE's voting rights may not be exercised by any other person. For information regarding the intervals at which members of our Supervisory Board stand for election, see Item 6A, "Directors, senior management and employees – Directors and senior management – The Supervisory Board of FMC-AG & Co. KGaA." The General Partner has a de facto veto over some resolutions adopted by shareholders. See Item 16G – "Corporate governance."

Dividend rights

        Under German law, dividends may only be paid from our balance sheet profits (Bilanzgewinn) as determined by our unconsolidated annual financial statements as approved by our AGM and by our General Partner. Unlike our consolidated annual financial statements, which are prepared on the basis of IFRS, the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our shares that are entitled to dividend payments are held in a clearing system, the dividends will be distributed in accordance with the rules of the individual clearing system. We will publish notice of the dividends paid and the appointment of the paying agent or agents for this purpose in the German Federal Gazette (Bundesanzeiger).

        In the case of holders of ADRs, the depositary will receive all cash dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend. See "Description of American depositary receipts – Share dividends and Other Distributions."

        For the dividend for 2017 payable in 2018 that our General Partner's Management Board will propose to the shareholders at our AGM on May 17, 2018, as well as information regarding dividends paid in prior years, see Item 3A, "Key Information – Selected Financial Data" and Item 5, "IV: Financial position – Net cash provided by (used in) financing activities."

Liquidation rights

        We may be dissolved by a resolution of our general shareholders' meeting passed with a majority of at least three quarters of our share capital represented at such AGM and with the approval of the General Partner. In accordance with the AktG, in such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder.

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

Description of American depositary receipts

General

        The Bank of New York Mellon, a New York banking corporation, is the depositary for ADSs representing our shares. Each ADS represents an ownership interest in one-half of a share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and all of the holders and owners of ADSs from time to time (who become bound by the deposit agreement by their acceptance of American Depositary Receipts, or ADRs, evidencing their ADSs). Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates or may also be uncertificated. If ADSs are issued in uncertificated form, owners holding ADSs in book-entry form will receive periodic statements from the depositary showing their ownership of ADSs. In the case of beneficial holders of ADSs, owners will receive these periodic statements through their brokers.

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

        Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent). Registered holders will receive the checks directly, while the distributions for beneficial owners will be first sent to their brokers or other nominees, who will then distribute the cash to the rightful owners.

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

        We will include in voting materials distributed to ADS holders that date by which their voting instruments must be received by the depositary. However, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders' meeting in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

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

C.    Material contracts

        For information regarding certain of our material contracts, see "Item 7.B. Major shareholders and related party transactions – Related party transactions." For a description of our stock option plans, see "Item 6.E. Directors, senior management and employees – Share ownership – Options to purchase our securities." For a description of our Amended 2012 Credit Agreement and our agreements relating to our long-term and short-term indebtedness, see note 13 and note 14 of the notes to consolidated financial statements included in this report.

D.    Exchange controls

Exchange controls and other limitations affecting security holders.

        At the present time, Germany does not restrict the export or import of capital, except for certain restrictions on transactions based on international embargo or terror prevention resolutions concerning for example Iraq, the People's Republic of Korea, Russia, Sudan or Syria. However, the Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie) may review and restrict or prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company with residency outside of the European Union or the European Free Trade Area if such acquisition constitutes a sufficiently serious threat to the public security or order. This provision is also applicable on other means of acquisitions, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). In addition, residents must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 M at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, exceed €500 M at the end of the quarter. Further, residents must report yearly the value (Stand) of the assets (Vermögen) of (i) non-resident companies in which either 10% or more of the shares or of the voting rights in a company are attributed to the resident, or more than

50% of the shares or of the voting rights are attributed to the resident and/or to one or more non-resident companies which are controlled by the resident and (ii) of the resident's non-resident branch offices and permanent establishments. Likewise, residents must report yearly the value of the assets of (i) resident companies in which either 10% or more of the shares or of the voting rights in a company are attributed to a non-resident, or more than 50% of the shares or the voting rights are attributed to a non-resident and/or to one or more resident companies which are controlled by a non-resident and (ii) of a non-resident's resident branch offices and permanent establishments.

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

        This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings and pronouncements, judicial decisions, and income tax treaties to which the U.S. is a party, all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. Additionally, in December 2017, President Trump signed the Tax Cuts and Jobs Act bill, which is generally effective January 1, 2018.

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

Tax treatment of dividends

        Subject to the discussion below under "Passive foreign investment company considerations," a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the U.S. dollar value of the gross amount of such distribution (before reduction for any German withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder's pro rata share of the Company's current and/or accumulated earnings and profits (as determined under USFIT principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of the Company's current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's ADSs, the remainder will be taxed as capital gain.

        With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation will be subject to USFIT at a maximum rate of 20% (rather than the higher rates of tax generally applicable to items of ordinary income, the maximum of which is 39.6% until December 31, 2017 and 37% thereafter), provided that the ADSs in respect of which such dividend is paid have been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date and certain other requirements are met. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. Provided (i) the ADSs of the Company are regularly tradable on the NYSE (or certain other stock exchanges) and/or the Company qualifies for benefits under the income tax treaty between the U.S. and Germany and (ii) the Company is not a passive foreign investment company (discussed below), the Company will be treated as a qualified foreign corporation for this purpose. This reduced rate will not be available in all situations, and U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

        For U.S. federal income tax purposes, U.S. Holders are subject to tax on dividends paid by German corporations, which may qualify for a foreign tax credit for certain German income taxes paid. The amount of the refund of German withholding tax and the determination of the foreign tax credit allowable against USFIT depend on whether the U.S. Holder is a corporation owning at least 10% of the voting stock or, after December 31, 2017, of the total value of shares of all classes of stock of the German corporation ("Corp U.S. Holder").

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

        In the case of any U.S. Holder other than a corporation owning at least 10% of the voting stock or, after December 31, 2017, of the total value of shares of all classes of stock of the Company ("Other U.S. Holder"), the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In this case, for each $100 of gross dividend that we pay to an Other U.S. Holder, the dividend is subject to withholding tax of $26.38, $11.38 which is refunded, resulting in a net tax of $15. For U.S. foreign tax credit purposes, the Other U.S. Holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the foreign tax credit or the deduction for taxes paid.

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

        Individuals who are U.S. Holders, and who hold "specified foreign financial assets" (as defined in section 6038D of the Code), including debt or ordinary shares of a non-U.S. corporation that are held for investment and not held in an account maintained by a U.S. "financial institution" (as defined in section 6038D of the Code), whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations may not close before such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules.

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

H.    Documents on display

        We file periodic reports and information with the Securities and Exchange Commission and the New York Stock Exchange. You may inspect a copy of these reports without charge at the Public Reference Room of the Securities and Exchange Commission at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is http://www.sec.gov.

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

        We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Our consolidated financial statements included in this annual report and, commencing with our report for the first quarter of 2017, our quarterly reports are prepared in conformity with IFRS. The financial statements contained in our annual and quarterly reports through December 2016 were prepared in accordance with U.S. GAAP. Our annual and quarterly reports to our shareholders are posted under "News & publications" on the "Investors" page of our website at http://www.freseniusmedicalcare.com. In furnishing our web site address in this report, however, we do not intend to incorporate any information on our web site into this report, and any information on our web site should not be considered to be part of this report.

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

  •
  the availability of financing.

        We discuss market risks including our management of foreign exchange and interest rate risks as well as credit and liquidity risks in note 23 of our consolidated financial statements. We also enter in non-speculative derivative contracts to hedge these risks which are also discussed in detail in note 23. Additional information related to interest rates is discussed in note 14.

Additional factors

        Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, "Key information – Risk factors." Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement rates

        Approximately 34% of our worldwide revenue for 2017 was for services rendered to patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company's revenues, profitability and financial condition. See Item 4.B, "Information on the Company – Business overview – Regulatory and legal matters – Reimbursement" and "– Health care reform."

        We also obtain a significant portion of our revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

Inflation

        The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, a major portion of our revenues from health care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

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

D.4. Amounts payable by the depositary to the Company

        Under the fee agreement between us and Bank of New York Mellon, the depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for the program's continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial statements, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, telephone calls and legal fees. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotion activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2017, we received from the depositary €1.4 M in aggregate payments for such fees and expenses.

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

        None.

Item 14.    Material modifications to the rights of security holders and use of proceeds

        Not applicable.

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

Item 15B.    Management's annual report on internal control over financial reporting

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer of our general partner and Chief Financial Officer of our general partner, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with International Financial Reporting Standards.

        As of December 31, 2017, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2017 is effective.

        The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurances that the Company's transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

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

        Beginning in 2012, the Company received certain communications alleging conduct in countries outside the U.S. that might violate the FCPA or other anti-bribery laws. Since that time, the Company's Supervisory Board, through its Audit and Corporate Governance Committee, has conducted investigations with the assistance of independent counsel. In a continuing dialogue, the Company voluntarily advised the

SEC and the DOJ about these investigations, while the SEC and DOJ (collectively the "government" or "government agencies") have conducted their own investigations, in which the Company has cooperated.

        In the course of this dialogue, the Company has identified and reported to the government, and has taken remedial actions including employee disciplinary actions with respect to, conduct that might result in the government agencies' seeking monetary penalties or other sanctions against the Company under the FCPA or other anti-bribery laws and impact adversely the Company's ability to conduct business in certain jurisdictions. The Company has recorded in prior periods a non-material accrual for certain adverse impacts that were identified.

        The Company has substantially concluded its investigations and undertaken discussions toward a possible settlement with the government agencies that would avoid litigation over government demands related to certain identified conduct. These discussions are continuing and have not yet achieved an agreement-in-principle; failure to reach agreement and consequent litigation with either or both government agencies remains possible. The discussions have revolved around possible bribery and corruption questions principally related to certain conduct in the Company's products business in a number of countries.

        The Company has recorded a charge of €200 M in the accompanying financial statements. The charge is based on ongoing settlement negotiations that would avoid litigation between the Company and the government agencies and represents an estimate from a range of potential outcomes estimated from current discussions. The charge encompasses government agencies claims for profit disgorgement, as well as accruals for fines or penalties, certain legal expenses and other related costs or asset impairments.

        The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

        Management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2017, is stated in its report included on page F-2.

Item 15C.    Attestation report of the registered public accounting firm

        The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-5.

Item 15D.    Changes in internal control over financial reporting

        There have been no changes in the Company's internal control over financial reporting that occurred during fiscal year 2017, which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16A.    Audit committee financial expert

        Our Supervisory Board has determined that each of Mr. William P. Johnston, Mr. Rolf A. Classon, Dr. Gerd Krick and Ms. Deborah Doyle McWhinney qualifies as an audit committee financial expert and is "independent" as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

Item 16B.    Code of ethics

        Our Management Board adopted, through our worldwide compliance program, a code of ethics, titled the Code of Ethics and Business Conduct, which as adopted applied to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. A copy of the Company's Code of Business Conduct is available on our website under "About Us – Responsibility" at: https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/About_us/ Responsibility/Br_Code_of_Ethics_en.pdf

Item 16C.    Principal accountant fees and services.

        During the AGM held on May 11, 2017, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2017 fiscal year. For the fees billed by KPMG see note 29 of the notes to the consolidated financial statements included in this report.

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

        Our financial statements are also included in registration statements and reports that we file with the Securities and Exchange Commission. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in "Item 6C. Directors, senior management and employees – Board practices."

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

        The general partner's Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, another fee level, and fee structure, approves the request accordingly. Services that are not included in the catalog exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

        During 2017, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 M (€0.168 M).

Item 16D.    Exemptions from the listing standards for audit committees

        Not applicable.

Item 16E.    Purchase of equity securities by the issuer and affiliated purchasers

        On December 8, 2017 we announced implementation of a share buyback program, making use of the authorization granted by our 2016 AGM. The program was approved for a maximum of 660,000 of our ordinary shares to be repurchased for a total purchase price (excluding ancillary transaction costs) of up to 61 million euro during the period from December 11, 2017 until and including December 22, 2017. We purchased a total of 660,000 shares in transactions on the Frankfurt Stock Exchange for a total of €57.9M. The program has expired in accordance with its terms. Please see note 17 for information in columnar format required by Item 16E regarding the share buyback program purchases made in the fiscal year.

Item 16F.    Change in registrant's certifying accountant

        Not applicable.

Item 16G.    Corporate governance

Introduction

        ADSs representing our shares are listed on the NYSE. However, because we are a "foreign private issuer," as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE's Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with "say-on-pay" and "say-on-when" advisory votes related to the compensation of certain executive officers, are implemented through the SEC's proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made. See Item 6B, "Directors, senior management and employees – Compensation – Compensation of the Management Board." Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including recently adopted requirements for pay ratio disclosure and a proposal – no longer on the SEC's current rulemaking agenda – for disclosure of the relationship between executive compensation actually paid and a registrant's financial performance) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law. In July 2015, the SEC issued its proposed compensation "clawback" rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. Although not withdrawn, that proposal is also no longer listed on the SEC's current rule-making agenda. If adopted as proposed, these requirements would also apply to foreign private issuers. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

        As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or "MitBestG") and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner.

The legal structure of FMC-AG & Co. KGaA

        A German partnership limited by shares (Kommanditgesellschaft, or "KGaA") is a mixed form of entity under German corporate law, which has elements of both a partnership and a corporation. Like a German stock corporation (Aktiengesellschaft, or "AG"), the share capital of a KGaA is held by its shareholders. A KGaA is also similar to a limited partnership because there are management and non-management partners, one or more general partner(s) on the one hand, and the KGaA shareholders on the other hand. Our sole general partner, Management AG, is a wholly-owned subsidiary of Fresenius SE.

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

Management and oversight

        The management structure of FMC-AG & Co. KGaA is illustrated as follows:

General Partner

        Management AG, as our sole General Partner, conducts the business of FMC-AG & Co. KGaA and represents it in external relations. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €3.0 M. The General Partner receives annual compensation amounting to 4% of its capital for assuming the liability and the management of FMC-AG & Co. KGaA as well as reimbursement for all outlays in connection with conducting the business of the Company, including the remuneration of members of the general partner's Management Board and its supervisory board. See "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company" below and Item 7.B., "Major shareholders and related party transactions."

        The position of the general partners in a KGaA is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the KGaA's general meeting and (iii) the independence of general partners from the influence of the KGaA shareholders as a collective body (See "General Meeting", below). Because Fresenius SE is the sole shareholder of Management AG, Fresenius SE has the sole power to elect the supervisory board of Management AG which supervises, consults and appoints the members of the Management Board of Management AG, who act for the General Partner in conducting the company's business in accordance with the rules of procedure adopted by the General Partner's supervisory board.

        Fresenius SE's de facto control of the Company through ownership of the General Partner is conditioned upon its ownership of a substantial amount of the Company's share capital (see "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company", below).

Supervisory Board

        The supervisory board of a KGaA is similar in certain respects to the supervisory board of an AG. Like the supervisory board of an AG, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The members of the supervisory board are elected by the KGaA shareholders at the general meeting. Under certain conditions, which we believe are not applicable to FMC-AG & Co. KGaA, a supervisory board is required to include employee representatives

("Codetermination"). A proceeding has been initiated by a shareholder before the Regional Court of Nürnberg/Fürth seeking to require that we implement Codetermination. We believe that we are not subject to Codetermination and we intend to vigorously contest the claim. Supervisory board members may hold offices on both supervisory boards, the supervisory board of a KGaA and of its general partner. Four of the six current members of the FMC-AG & Co. KGaA supervisory board are also members of the supervisory board of Management AG. See Item 6A, "Directors, senior management and employees – Directors and senior management – the General Partner's Supervisory Board." Shares in the KGaA held by the General Partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA's Supervisory Board members, though Fresenius SE retains a degree of influence on the composition of our Supervisory Board due to the current partial overlapping membership on the FMC-AG & Co. KGaA Supervisory Board and the Management AG supervisory board (which is elected by Fresenius SE).

        The Supervisory Board has less power and scope for influence than a supervisory board of an AG. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies. Nor may the Supervisory Board subject the management measures of the General Partner to its consent, or issue rules of procedure for the General Partner.

        German regulations have several rules applicable to supervisory board members which are designed to ensure that the supervisory board members in entirety possess the knowledge, ability and expert experience to properly complete their tasks as well as to ensure a certain degree of independence of the board's members. In addition to prohibiting members of the management board from contemporaneously serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between a KGaA and any of its supervisory board members must be approved by the supervisory board.

General meeting

        The general meeting is the resolution body of the KGaA shareholders. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a company-nominated proxy acting on their instructions. Among other matters, the AGM of a KGaA approves its annual financial statements. The internal procedure of the general meeting of a KGaA corresponds to that of the general meeting of an AG. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or proposals for the Company auditors.

        Fresenius SE is subject to various bans on voting at general meetings due to its ownership of the shares of the General Partner. Fresenius SE is banned from voting on resolutions concerning the election to and removal from office of the FMC-AG & Co. KGaA Supervisory Board, ratification or discharge of the actions of the General Partner and members of the Supervisory Board, the appointment of special auditors, the assertion of claims for damages as well as the waiver of claims for damages that fall within the competence of the general meeting, and the selection of auditors of the annual financial statements. Although Fresenius SE is not entitled to vote its shares in the election of the Supervisory Board, Fresenius SE retains a degree of influence on the composition of the Supervisory Board due to the current partial overlapping membership on the FMC-AG & Co. KGaA Supervisory Board and the Management AG supervisory board (which is elected by Fresenius SE). See Item 6.A, "Directors, senior management and employees – Directors and senior management."

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

The Articles of Association of FMC-AG & Co. KGaA

        The following is a summary of certain material provisions of our Articles of Association. This summary is not complete and is qualified in its entirety by reference to the complete form of Articles of Association of FMC-AG & Co. KGaA. A convenience English translation of our Articles of Association is on file with the SEC and can also be found on the Company's website under www.freseniusmedicalcare.com.

Organization of the Company

        The Articles of Association contain several provisions relating to the General Partner.

        Under the Articles of Association, possession of the power to control management of the Company through ownership of the General Partner is conditioned upon ownership of a specific minimum portion of the Company's share capital. Under German law, Fresenius SE could significantly reduce its holdings in the Company's share capital while at the same time retaining its de facto control over the Company's management through its ownership of the shares of the General Partner. The Articles of Association of FMC-AG & Co. KGaA require that a parent company shall hold an interest of more than 25% of the share capital of FMC-AG & Co. KGaA. As a result, the General Partner will be required to withdraw from FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company's share capital. The effect of this provision is that Fresenius SE may not reduce its capital participation in FMC-AG & Co. KGaA below such amount without causing the withdrawal of the General Partner. The Articles of Association also permit a transfer of all shares in the General Partner to the Company, which would have the same effect as withdrawal of the General Partner.

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

        The articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a qualified majority (in excess of 75% of the voting shares represented at the vote) and with the consent of the general partner. Therefore, neither group (i.e., the KGaA shareholders nor the general partner(s)) can unilaterally amend the articles of association without the consent of the other group. Fresenius SE will, however, continue to be able to exert significant influence over amendments to the Articles of Association through its ownership of a significant percentage of the Company's shares, since such amendments require a qualified majority (in excess of 75% of the voting shares represented at the vote).

Description of the pooling arrangements

        Prior to the transformation of legal form of FMC-AG to FMC-AG & Co. KGaA, FMC-AG, Fresenius SE and the independent directors (as defined in the pooling agreements referred to below) of FMC-AG were parties to two pooling agreements for the benefit of the holders of our Ordinary Shares and the holders of our preference shares (other than Fresenius SE and its affiliates). Upon consummation of the transformation in February 2006 and completion of the conversion offer made to holders of our preference shares in connection with the transformation, we entered into pooling arrangements that we believe provide similar benefits for the shareholders of FMC-AG & Co. KGaA. The following is a summary of the material provisions of the pooling arrangements which we have entered into with Fresenius SE and our independent directors. The description is qualified in its entirety by the complete text of the pooling agreement, as amended in 2016, a copy of which is on file with the SEC.

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

        Lastly, we and Management AG and Fresenius SE have agreed that while the pooling arrangements are in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, Management AG or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 M for each individual transaction or contract, or a related series of transactions or contracts, though restrictions apply with regards to agreements included in previously approved business plans.

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

  •
  prepare all financial statements required for any SEC filing in accordance with U.S. GAAP or, as permitted by amendments made in 2016, IFRS;

  •
  on an annual basis, prepare audited consolidated financial statements, and, on a quarterly basis, prepare and furnish to the SEC under cover of a Form 6-K, consolidated financial statements in each case prepared in accordance with U.S. GAAP or as permitted by the 2016 amendments, IFRS;

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

        We undertook similar commitments with respect to the listing of the preference share ADSs and distribution of voting materials, reports and other information to the holders of such ADSs until the preference share ADSs were delisted from the New York Stock Exchange in connection with the mandatory conversion of our preference shares into Ordinary Shares that became effective in June 2013. The provisions of the pooling agreement relating to our Ordinary Shares (including Ordinary Shares represented by ordinary share ADSs) continue in effect following the mandatory conversion of our preference shares.

Term

        The pooling arrangements will terminate if:

  •
  Fresenius SE or its affiliates acquire all our voting shares;

  •
  Fresenius SE's beneficial ownership of our outstanding share capital is reduced to less than 25%;

  •
  Fresenius SE or an affiliate of Fresenius SE ceases to own the shares in our general partner Management AG; or

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

Managers' transactions

        According to Article 19(1) of the MAR, persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obligated to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin"), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instrument linked thereto no later than three business days after the date of the transaction, once the volume of all transactions conducted within a calendar year exceeds a total amount of €5,000. Persons discharging managerial responsibilities include, inter alia, the members of management and as well as supervisory boards. We make public the information received in these reports and publish them on our website in accordance with the MAR as well as in our Annual Report to Shareholders. Pursuant to Article 19(11) of the MAR, a person discharging managerial responsibilities within an issuer must not either conduct any transactions on its own account or for the account of a third party, directly or indirectly, relating to, inter alia, the shares or debt instruments of the issuer during a closed period of 30 calendar days before the announcement of an interim financial report or a year-end report which the issuer is obliged to make public.

        The reporting requirements of Section 16 of the Exchange Act do not apply to the equity securities of foreign private issuer. Accordingly, the members of the Management Board and supervisory board of the General Partner and of the Supervisory Board of the Company are not subject to these reporting requirements with respect to their ownership of or transactions in our shares.

Comparison with U.S. and NYSE governance standards and practices

        The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, our status as a foreign private issuer exempts us from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code. The most recent version of the German Corporate Governance Code is dated February 7, 2017. While the German Corporate Governance Code's

governance rules applicable to German corporations are not legally binding, companies that do not comply with the German Corporate Governance Code's recommendations must disclose publicly how and for what reason their practices differ from the recommendations of the German Corporate Governance Code. Under the German Corporate Governance Code a well justified deviation from a recommendation may be in the interest of good corporate governance. A convenience translation of our most recent annual "Declaration of Compliance" will be posted on our web site, www.freseniusmedicalcare.com in the section "Corporate Governance" of the Investor Relations page under "Declaration of Compliance" together with our declarations for prior years.

        Some of the German Corporate Governance Code's recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board shall specify concrete objectives regarding its composition and shall prepare a profile of competence. The objectives regarding its composition shall, inter alia, also take into account potential conflicts of interest. Also information shall be provided about what the supervisory board regards as the appropriate number of independent supervisory board members representing shareholders, and the names of these members. Independent within the meaning of the German Corporate Governance Code are Mr. Rolf A. Classon, Mr. William P. Johnston, Ms. Deborah Doyle McWhinney and Ms. Pascale Witz. Similarly, if a substantial and not merely temporary conflict of interest arises during the term of a member of the supervisory board, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board shall serve on the supervisory board. The Company's Supervisory Board includes four members who also serve on the supervisory board of the General Partner, including three of whom serve on our Audit and Governance Committee and are independent under SEC Rule 10A-3 and NYSE Rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively). While we are exempt from the NYSE requirement that a majority of our supervisory board members be independent, and the additional criteria for independence in the NYSE governance rules are not applicable to us, our pooling agreement requires that at least one-third (but not less than two) members of the General Partner's supervisory board be "independent" within the meaning of that pooling agreement. See Item 6A, "Directors, senior management and employees – Directors and senior management – the General Partner's Supervisory Board" and "Description of the pooling arrangements" above. We are not subject to the disclosure requirements of the SEC proxy rules, which require U.S. issuers to include in SEC filings a discussion of the specific experience, qualifications, attributes or skills that led to their inclusion as board members. However, under the German Corporate Governance Code, the composition of the supervisory board has to ensure that its members collectively have the knowledge, skills, and professional expertise required to properly perform all duties.

        Recommendations of the German Corporate Governance Code with which we do not currently comply are Code number 4.2.3 paragraph 2 sentence 6 and Code number 4.2.5 paragraph 3 of the German Corporate Governance Code pursuant to which the amount of compensation for Management Board members shall be capped, both overall and for variable compensation components and the maximum and minimum achievable compensation for variable compensation components shall be presented for each individual member of the Management Board in the compensation report by using corresponding model tables. The service agreements with members of the Management Board do not provide for caps regarding specific amounts for all compensation components and accordingly not for caps regarding specific amounts for the overall compensation. The performance-oriented short-term compensation (the variable bonus) is capped. As regards stock options, phantom stock and performance shares as compensation components with long-term incentives, the service agreements with members of the Management Board do provide for a possibility of limitation but not for caps regarding specific amounts. Introducing caps regarding specific amounts in relation to such stock-based compensation components would contradict the basic idea of the members of the Management Board participating appropriately in the economic risks and opportunities of the Company. Instead of that, we pursue a flexible concept considering each individual case. In situations of extraordinary developments in relation to the stock-based compensation which are not related to the performance of the Management Board, the stock-based compensation may be capped. Irrespective thereof, we continue to present the compensation system and the amounts paid to members of the Management Board in the compensation report in a comprehensive and transparent manner. The compensation report includes tables relating to the value of the benefits granted as well as to the allocation in the year under review which follow the structure and largely also the specifications of the model tables. Furthermore, we do not comply with Code number 4.2.3 paragraph 4 of the German Corporate Governance Code according to which care shall be taken to ensure that payments made to a Management

Board member on premature termination of his/her contract, including fringe benefits, do not exceed the value of two years' compensation (severance payment cap) and compensate no more than the remaining term of the employment contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and, if appropriate, also the expected total compensation for the current financial year. The employment contracts of the members of the Management Board do not contain severance payment arrangements for the case of premature termination of the contract and consequentially do not contain a limitation of any severance payment amount insofar. Uniform severance payment arrangements of this kind would contradict the concept practiced by us in accordance with the AktG according to which employment contracts of the members of the Management Board are, in principle, concluded for the period of their appointment. They would also not allow for a well-balanced assessment in the individual case. Pursuant to Code number 5.1.2 paragraph 2 sentence 3 of the German Corporate Governance Code an age limit shall be specified for members of the Management Board. As in the past, we will refrain from determining an age limit for members of the Management Board in the future. Complying with this recommendation would unduly limit the selection of qualified candidates. Finally, pursuant to Code number 5.4.1 paragraph 2 and paragraph 3, of the German Corporate Governance Code, the Supervisory Board shall specify concrete objectives regarding its composition and shall prepare a profile of competence for the entire Supervisory Board. Within the company-specific situation the composition of the Supervisory Board shall reflect appropriately the international activities of the company, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2, an age limit and a regular limit to Supervisory Board members' term of office, both to be specified, as well as diversity. Proposals by the Supervisory Board to the General Meeting shall take these targets into account, while simultaneously aiming at fulfilling the profile of competence of the entire Supervisory Board. The status of the implementation shall be published in the Corporate Governance Report. These recommendations are partly not met. The composition of the Supervisory Board needs to be aligned to the enterprise's interest and has to ensure the effective supervision and consultation of the Management Board. Hence, it is a matter of principle and of prime importance that each member is suitably qualified. When discussing its election proposals to the General Meeting, the Supervisory Board will take into account the international activities of the enterprise, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2, and diversity. In the enterprise's interest not to limit the selection of qualified candidates in a general way, the Supervisory Board, however, confines itself to pursue self-defined targets for the representation of female Supervisory Board members and particularly refrains from an age limit and from a duration limit on the term of membership. The Supervisory Board is – in its own initiative – already today paying attention to the requirement to have in its entirety the knowledge, capabilities and professional expertise required for the due observation of the duties of the Supervisory Board of a listed company operating internationally in the dialysis business. Since no election proposals for Supervisory Board members were required in the reporting period, the implementation of the profile of competence for the entire Supervisory Board, as now newly recommended by Code number 5.4.1 paragraph 2 sentence 1 in the Code version of February 7, 2017, was, and is prospectively also for the near future, of no practical relevance. Following the necessary detailed preparation, the Supervisory Board will expectedly prepare and resolve the profile of competence for the entire Supervisory Board in the first quarter of the financial year 2018. As of this point in time the Supervisory Board will take into consideration such profile of competence when discussing its election proposals to the General Meeting and the recommendations pursuant to Code number 5.4.1 paragraph 2 sentence 1 and paragraph 4 sentence 1 in the Code version of February 7, 2017 thus will insofar be met.

        Pursuant to the act on the equal participation of women and men in executive positions in private companies, the Supervisory Board of Fresenius Medical Care AG & Co. KGaA is required to define targets for the inclusion of women on the Supervisory Board for its own composition as well as an adequate implementation period to achieve these targets. The Supervisory Board of Fresenius Medical Care AG & Co. KGaA resolved to set the target for the women as Supervisory Board members at two until June 30, 2017, and on May 12, 2016, Ms. Deborah McWhinney and Ms. Pascale Witz were elected to the Supervisory Board. By resolution passed on May 9, 2017, the Supervisory Board of Fresenius Medical Care AG & Co. KGaA has set this target at 30% and has defined an implementation period ending on [May 10, 2022]. See Item 6, "Directors, senior management and employees." The legislation does not require that companies in our legal form define targets for the Management Board.

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

        In contrast to U.S. practice, with one exception, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The AktG provides that the supervisory board may establish, and the German Corporate Governance Code recommends that a supervisory board establishes, an audit committee to handle the formal engagement of the company's independent auditors once they have been approved by the general meeting of the shareholders. Under the AktG, an audit committee should supervise the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit function as well as with the annual auditing, in particular with the selection and the independence of the external auditor and the additional services rendered by the external auditor. Pursuant to Section 319a paragraph 3 of the German Commercial Code, the audit committee is responsible for the pre-approval of legally permitted non-audit services by the auditor. Under the German Corporate Governance Code, the audit committee shall – unless another committee is entrusted therewith – also handle inter alia the monitoring of the accounting and the accounting process, the effectiveness of the internal control system, the audit and compliance. Most of these functions are also the responsibility of the audit committee under the NYSE and SEC audit committee rules. Our Audit and Corporate Governance Committee within the Supervisory Board, which functions in each of these areas, also serves as our audit committee as required by SEC Rule 10A-3 and the NYSE rules. It is also conducting, with the assistance of independent counsel, an investigation into allegations of conduct in countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws. See "Item 15B. Management's annual report on internal control over financial reporting" and note 22 of the notes to our consolidated financial statements included in this report.

        In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Under the NYSE compensation committee rule, as amended to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors, with independence to be determined considering all relevant factors. Under the NYSE rules, foreign private issuers such as FMC-AG & Co. KGaA continue to be exempt from all requirements to maintain an independent compensation committee. At the present time, we do not maintain a compensation committee. These functions are carried out by our General Partner's supervisory board, as a whole assisted, with respect to compensation matters, by its Human Resources Committee. See Item 6.B, "Directors, senior management and employees – Compensation – Compensation of the Management Board" and "Directors – Senior management and employees – Board committees." We have also established a Nomination Committee and the Joint Committee (gemeinsamer Ausschuss) together of Management AG and FMC-AG & Co. KGaA consisting of two members of each supervisory board to advise and decide on certain extraordinary management measures.

        For information regarding the members of our Audit and Corporate Governance Committee as well as the functions of the Audit and Corporate Governance Committee, the Joint Committee, the Nomination Committee, and our General Partner's Regulatory and Reimbursement Assessment Committee, see Item 6.C, "Directors, senior management and employees – Board practices."

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
2.6
Form of Note Guarantee for 5.25% Senior Notes due 2021 (included in Exhibit 2.5) (incorporated by reference to Exhibit 2.21 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).
2.7
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
2.8
Form of Note Guarantee for 5.75% Senior Notes due 2021 (included in Exhibit 2.7) (incorporated by reference to Exhibit 2.23 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2010, filed February 23, 2011).

2.9	Indenture (euro-denominated) dated as of September 14, 2011 by and among FMC Finance VIII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 6.50% euro-denominated Senior Notes due 2018 of FMC Finance VIII S.A. (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K for the month of November 2011, furnished November 3, 2011).
2.10
Form of Note Guarantee for 6.50% euro-denominated Senior Notes due 2018 (included in Exhibit 2.9) (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K for the month of November 2011, furnished November 3, 2011).
2.11
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
2.12
Form of Note Guarantee for 6.50% dollar-denominated Senior Notes due 2018 (included in Exhibit 2.11) (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of November 2011, furnished November 3, 2011).
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
2.14
Form of Note Guarantee for 5 5/8% Senior Notes due 2019 (included in Exhibit 2.13) (incorporated by reference to Exhibit 2.20 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.15
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
2.16
Form of Note Guarantee for 5 7/8% Senior Notes due 2022 (included in Exhibit 2.15) (incorporated by reference to Exhibit 2.22 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
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
2.18
Form of Note Guarantee for 5.25% euro-denominated Senior Notes due 2019 (included in Exhibit 2.17) (incorporated by reference to Exhibit 2.24 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
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
2.20
Form of Note Guarantee for 4.125% Senior Notes due 2020 (included in Exhibit 2.19) (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).

2.21	Indenture dated as of October 29, 2014 by and among Fresenius Medical Care US Finance II, Inc., the Company and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 4.75% Senior Notes due 2024 of Fresenius Medical Care US Finance II, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.22
Form of Note Guarantee for 4.75% Senior Notes due 2024 (included in Exhibit 2.21) ((incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.23
Terms & Conditions (euro-denominated) dated as of September 16, 2014 by and among Fresenius Medical Care AG & Co. KGaA, the Issuer, and Merrill Lynch International, Commerzbank Aktiengesellschaft, and Société Générale, as Joint Bookrunners, related to the 1.125% Equity-neutral Convertible Senior Notes due 2020 of Fresenius Medical AG & Co. KGaA (incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
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
2.25
Amendment No. 1 dated November 25, 2014 to Credit Agreement (incorporated by reference to Exhibit 2.31 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).
2.26
Amendment No. 2 dated July 11, 2017 to the 2012 Credit Agreement (incorporated by reference to Exhibit 2.34 to the Registrant's Report on Form 6-K for the month of November 2017, furnished November 2, 2017).
2.27
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
2.28
Amendment No. 1 dated December 6, 2016 to Seventh Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 2.30 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).
2.29
Second Amended and Restated Receivables Purchase Agreement dated January 17, 2013 between National Medical Care, Inc. and NMC Funding Corporation (incorporated by reference to Exhibit 2.39 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
2.30
Amendment No. 1 dated November 24, 2014 to Second Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 2.35 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).
2.31
Amendment No. 2 dated December 6, 2016 to Second Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 2.33 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).

2.32	Agreement and Plan of Merger, dated as of August 7, 2017, by and among Fresenius Medical Care Holdings, Inc., Broadway Renal Services, Inc., and NxStage Medical, Inc. ("NxStage") (incorporated by reference to Exhibit 2.21 to NxStage's Current Report on Form 8-K dated August 5, 2017, filed August 7, 2017).*
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
4.4
Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).
4.5
Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).
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
4.10
English convenience translation of the Phantom Stock Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).
4.11
English convenience translation of the Fresenius Medical Care & Co KGaA Long Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.25 of the Registrant's Report on Form 6-K for the month of October, furnished October 27, 2016).
4.12
Amended and Restated Subordinated Loan Note dated as of March 31, 2006, among National Medical Care, Inc. and certain of its subsidiaries as Borrowers and Fresenius AG as Lender (incorporated herein by reference to Exhibit 4.3 to the Registrant's Report on Form 6-K for the month of May 2006, furnished May 17, 2006).(1)
4.13
Allonge dated September 29, 2010 to Amended and Restated Subordinated Loan Note dated as of March 31, 2006 (incorporated by reference to Exhibit 10.5 to the Registrant's Amended Report on Form 6-K/A for the month of November 2010, furnished April 8, 2011).(1)

4.14	Agreement and Plan of Merger by and among Bio-Medical Applications Management Company, Inc., PB Merger Sub, Inc., Liberty Dialysis Holdings, Inc., certain stockholders of Liberty Dialysis Holdings, Inc., LD Stockholder Representative, LLC, and Fresenius Medical Care Holdings, Inc. dated as of August 1, 2011(incorporated by reference to Exhibit 10.5 to the Registrant's Report of Form 6 K for the month of November 2011, furnished November 3, 2011).(1)
4.15
General Agreement 2013 (mainly related to information technology services) dated May 8, 2013 by and between FMC-AG and Fresenius Netcare GmbH. (incorporated by reference to Exhibit 4.32 to the Registrant's Report on Form 6-K for the month of July 2013, filed July 30, 2013).
4.16	Loan Note dated November 30, 2017, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA as lenders (filed herewith).
4.17
Stock Purchase and Contribution Agreement dated as of June 13, 2014 by and among Sound Inpatient Physicians, Inc., of Sound Inpatient Holdings, LLC, Sound Inpatient Physicians Holdings, LLC and the Registrant (incorporated by reference to Exhibit 4.28 to the Registrant's Report on Form 6-K for the month of July 2014, furnished July 31, 2014).(1)(2)
4.18
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
11.1
Code of Business Conduct. A copy of the Registrant's Code of Business Conduct is available on the Registrant's web site at: https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/About_us/Responsibility/Br_Code_of_Ethics_en.pdf
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
101
The following financial statements as of and for the twelve-month period ended December 31, 2017 from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) notes to consolidated financial statements (filed herewith).

(1)
Confidential treatment has been granted as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission.

(2)
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

*
The schedules to the Merger Agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Copies of such schedules will be furnished to the SEC upon its request; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule so furnished.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 27, 2018

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

        As of December 31, 2017, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2017.

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

        The Company's internal control over financial reporting as of December 31, 2017 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 27, 2018	FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
	By:	/s/ RICE POWELL

	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
	By:	/s/ MICHAEL BROSNAN

	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board
Fresenius Medical Care AG & Co. KGaA:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission, and our report dated February 27, 2018 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company's auditor since 1996.

Frankfurt am Main, Germany
February 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Supervisory Board
Fresenius Medical Care AG & Co. KGaA:

Opinion on Internal Control Over Financial Reporting

        We have audited Fresenius Medical Care AG & Co. KGaA's and subsidiaries' ("Fresenius Medical Care" or the "Company") internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 27, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

        The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
February 27, 2018

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of income
in € thousands ("THOUS"), except share data

	Note	2017	2016	2015
Revenue:
Health care services		14,531,636	13,505,363	12,439,205
Health care products		3,251,936	3,064,352	3,015,653

	26	17,783,572	16,569,715	15,454,858
Costs of revenue:
Health care services		10,362,046	9,631,341	8,887,855
Health care products		1,417,806	1,322,428	1,389,837

		11,779,852	10,953,769	10,277,692
Gross profit		6,003,720	5,615,946	5,177,166
Operating (income) expenses:
Selling, general and administrative	4a	3,577,776	3,119,172	2,948,885
Research and development	4b	130,704	146,511	128,128
Income from equity method investees	26	(67,199)	(58,639)	(28,348)

Operating income		2,362,439	2,408,902	2,128,501
Other (income) expense:
Interest income	4e	(43,297)	(42,139)	(105,070)
Interest expense	4e	397,187	408,508	457,895

Income before income taxes		2,008,549	2,042,533	1,775,676
Income tax expense	4f	454,015	622,481	565,026

Net income		1,554,534	1,420,052	1,210,650
Net income attributable to noncontrolling interests		274,746	276,072	255,704

Net income attributable to shareholders of FMC-AG &Co. KGaA		1,279,788	1,143,980	954,946

Basic earnings per share	19	4.17	3.74	3.14

Fully diluted earnings per share	19	4.16	3.73	3.13

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income
in € THOUS

	Note	2017	2016	2015
Net income		1,554,534	1,420,052	1,210,650
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Actuarial gains (losses) on defined benefit pension plans	16, 24	6,840	(31,423)	30,169
Income tax (expense) benefit related to components of other comprehensive income not reclassified	16, 24	(27,393)	7,085	(8,830)

		(20,553)	(24,338)	21,339

Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	24	(1,284,173)	368,429	674,727
Gain (loss) related to cash flow hedges	23, 24	27,983	25,111	54,196
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	23, 24	(8,407)	(7,039)	(15,387)

		(1,264,597)	386,501	713,536

Other comprehensive income (loss), net of tax		(1,285,150)	362,163	734,875

Total comprehensive income		269,384	1,782,215	1,945,525
Comprehensive income attributable to noncontrolling interests		150,611	310,580	344,427

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA		118,773	1,471,635	1,601,098

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets
in € THOUS, except share and per share data

	Note	2017	2016
Assets
Cash and cash equivalents	6	978,109	708,882
Trade accounts receivable, less allowance for doubtful accounts of €474,891 in 2017 and €482,461 in 2016	7	3,330,990	3,491,079
Accounts receivable from related parties	5	111,643	209,465
Inventories	8	1,290,779	1,337,477
Other current assets	9	662,786	1,137,046

Total current assets		6,374,307	6,883,949
Property, plant and equipment	10	3,491,771	3,579,626
Intangible assets	11	683,058	803,120
Goodwill	11	12,103,921	12,955,574
Deferred taxes	4f	315,168	291,394
Investment in equity method investees	26	647,009	598,154
Other non-current assets		409,894	391,723

Total non-current assets		17,650,821	18,619,591

Total assets		24,025,128	25,503,540

Liabilities
Accounts payable		590,493	575,556
Accounts payable to related parties	5	147,349	264,069
Current provisions and other current liabilities	12	2,843,760	3,036,708
Short-term debt	13	760,279	572,010
Short-term debt from related parties	13	9,000	3,000
Current portion of long-term debt and capital lease obligations	14	883,535	724,218
Income tax payable		65,477	123,336

Total current liabilities		5,299,893	5,298,897
Long-term debt and capital lease obligations, less current portion	14	5,794,872	6,832,886
Non-current provisions and other non-current liabilities	15	975,645	1,027,983
Pension liabilities	16	530,559	512,539
Income tax payable		128,433	118,182
Deferred taxes	4f	467,540	661,921

Total non-current liabilities		7,897,049	9,153,511

Total liabilities		13,196,942	14,452,408
Shareholders' equity
Ordinary shares, no par value, €1.00 nominal value, 385,913,972 shares authorized, 308,111,000 issued and 306,451,049 outstanding as of December 31, 2017 and 385,913,972 shares authorized, 307,221,791 issued and 306,221,840 outstanding as of December 31, 2016 respectively	17	308,111	307,222
Treasury stock, at cost	17	(108,931)	(50,993)
Additional paid-in capital	17	3,969,245	3,960,115
Retained earnings	17	7,137,255	6,085,876
Accumulated other comprehensive income (loss)	24	(1,485,578)	(324,563)

Total FMC-AG & Co. KGaA shareholders' equity		9,820,102	9,977,657
Noncontrolling interests	17	1,008,084	1,073,475

Total equity		10,828,186	11,051,132

Total liabilities and equity		24,025,128	25,503,540

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows
in € THOUS

	Note	2017	2016	2015
Operating activities
Net income		1,554,534	1,420,052	1,210,650
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,11,26	735,479	701,536	648,167
Change in deferred taxes, net		(203,046)	232	(36,665)
(Gain) loss on sale of fixed assets and investments		(116,624)	(5,381)	(4,809)
Compensation expense related to share-based plans	20	46,811	27,433	8,370
Investments in equity method investees, net		(57,009)	(52,948)	(16,022)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net		(181,272)	(241,878)	(260,607)
Inventories		(62,692)	(60,230)	(271,301)
Other current and non-current assets		185,801	42,266	(66,842)
Accounts receivable from related parties		95,025	(71,773)	(271)
Accounts payable to related parties		(110,375)	120,745	24,523
Accounts payable, provisions and other current and non-current liabilities		629,116	365,312	808,202
Paid interest		(339,088)	(349,738)	(343,589)
Received interest		35,526	30,263	74,993
Income tax payable		654,250	547,157	485,181
Paid income taxes		(674,625)	(541,075)	(493,376)

Net cash provided by (used in) operating activities		2,191,811	1,931,973	1,766,604

Investing activities
Purchases of property, plant and equipment	26	(944,460)	(930,520)	(858,894)
Proceeds from sale of property, plant and equipment		103,225	15,957	15,690
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	3,25,26	(565,694)	(521,800)	(285,543)
Proceeds from divestitures	3	415,388	190,247	226,823

Net cash provided by (used in) investing activities		(991,541)	(1,246,116)	(901,924)

Financing activities
Proceeds from short-term debt		443,996	805,191	259,149
Repayments of short-term debt		(241,309)	(342,505)	(282,895)
Proceeds from short-term debt from related parties		122,079	124,300	53,000
Repayments of short-term debt from related parties		(116,079)	(138,800)	(39,901)
Proceeds from long-term debt and capital lease obligations		582,311	2,071	5,439
Repayments of long-term debt and capital lease obligations		(1,099,329)	(662,823)	(292,793)
Increase (decrease) of accounts receivable securitization program		157,564	112,025	(262,055)
Proceeds from exercise of stock options		47,591	47,467	85,034
Purchase of treasury stock	17	(57,938)	—	—
Dividends paid	17	(293,973)	(244,251)	(236,773)
Distributions to noncontrolling interests		(386,340)	(294,302)	(256,399)
Contributions from noncontrolling interests		42,797	71,910	60,744

Net cash provided by (used in) financing activities		(798,630)	(519,717)	(907,450)

Effect of exchange rate changes on cash and cash equivalents		(132,413)	38,012	25,422
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		269,227	204,152	(17,348)
Cash and cash equivalents at beginning of period		708,882	504,730	522,078

Cash and cash equivalents at end of period	6	978,109	708,882	504,730

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders´ equity
in € THOUS, except share data

								Accumulated other comprehensive income (loss)
		Ordinary Shares		Treasury Stock							Total FMC-AG & Co. KGaA shareholders' equity
	Note	Number of shares	No par value	Number of shares	Amount	Additional paid-in capital	Retained earnings	Foreign currency translation	Cash Flow Hedges	Pensions		Noncontrolling interests	Total Equity
Balance at December 31, 2014		311,104,251	311,104	(7,548,951)	(384,966)	4,130,341	4,827,336	(973,516)	(85,028)	(239,826)	7,585,445	802,367	8,387,812

Proceeds from exercise of options and related tax effects	20	1,758,820	1,759	—	—	83,051	—	—	—	—	84,810	—	84,810
Compensation expense related to stock options	20	—	—	—	—	4,278	—	—	—	—	4,278	—	4,278
Dividends paid	17	—	—	—	—	—	(236,773)	—	—	—	(236,773)	—	(236,773)
Purchase/ sale of noncontrolling interests		—	—	—	—	6,725	—	—	—	—	6,725	13,595	20,320
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(224,365)	(224,365)
Noncontrolling interests subject to put provisions	23	—	—	—	—	—	(176,016)	—	—	—	(176,016)	—	(176,016)
Net Income		—	—	—	—	—	954,946	—	—	—	954,946	255,704	1,210,650
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	608,880	(9,052)	(13,824)	586,004	88,723	674,727
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	38,809	—	38,809	—	38,809
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	21,339	21,339	—	21,339

Comprehensive income		—	—	—	—	—	—	—	—	—	1,601,098	344,427	1,945,525

Balance at December 31, 2015		312,863,071	312,863	(7,548,951)	(384,966)	4,224,395	5,369,493	(364,636)	(55,271)	(232,311)	8,869,567	936,024	9,805,591

Proceeds from exercise of options and related tax effects	20	907,720	908	—	—	41,029	—	—	—	—	41,937	—	41,937
Compensation expense related to stock options	20	—	—	—	—	23,210	—	—	—	—	23,210	—	23,210
Withdrawal of treasury stock	17	(6,549,000)	(6,549)	6,549,000	333,973	(327,424)	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(244,251)	—	—	—	(244,251)	—	(244,251)
Purchase/ sale of noncontrolling interests		—	—	—	—	(1,095)	—	—	—	—	(1,095)	63,974	62,879
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(237,103)	(237,103)
Noncontrolling interests subject to put provisions	23	—	—	—	—	—	(183,346)	—	—	—	(183,346)	—	(183,346)
Net Income		—	—	—	—	—	1,143,980	—	—	—	1,143,980	276,072	1,420,052
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	338,617	(908)	(3,788)	333,921	34,508	368,429
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	18,072	—	18,072	—	18,072
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(24,338)	(24,338)	—	(24,338)

Comprehensive income		—	—	—	—	—	—	—	—	—	1,471,635	310,580	1,782,215

Balance at December 31, 2016		307,221,791	307,222	(999,951)	(50,993)	3,960,115	6,085,876	(26,019)	(38,107)	(260,437)	9,977,657	1,073,475	11,051,132

Proceeds from exercise of options and related tax effects	20	889,209	889	—	—	42,944	—	—	—	—	43,833	—	43,833
Compensation expense related to stock options	20	—	—	—	—	11,736	—	—	—	—	11,736	—	11,736
Purchase of treasury stock	17	—	—	(660,000)	(57,938)	—	—	—	—	—	(57,938)	—	(57,938)
Dividends paid	17	—	—	—	—	—	(293,973)	—	—	—	(293,973)	—	(293,973)
Purchase/ sale of noncontrolling interests		—	—	—	—	(45,550)	—	—	—	—	(45,550)	28,421	(17,129)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(244,423)	(244,423)
Noncontrolling interests subject to put provisions	23	—	—	—	—	—	65,564	—	—	—	65,564	—	65,564
Net Income		—	—	—	—	—	1,279,788	—	—	—	1,279,788	274,746	1,554,534
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	(1,177,885)	195	17,652	(1,160,038)	(124,135)	(1,284,173)
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	19,576	—	19,576	—	19,576
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(20,553)	(20,553)	—	(20,553)

Comprehensive income		—	—	—	—	—	—	—	—	—	118,773	150,611	269,384

Balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,137,255	(1,203,904)	(18,336)	(263,338)	9,820,102	1,008,084	10,828,186

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in THOUS, except share and per share data)

1.     The Company, basis of presentation and significant accounting policies

The Company

        Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, non-dialysis laboratory testing services (until December 2017), physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Care Coordination also includes the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which the Company refers to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

        In these notes, "FMC-AG & Co. KGaA," or the "Company" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see note 26.

Basis of presentation

        Since 1996, the Company filed with the U.S. Securities and Exchange Commission ("SEC") annual and interim reports containing Consolidated Financial Statements prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), using the U.S. dollar as the Company's reporting currency. Since 2007, the Company has also been required by German and European law to prepare Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union.

        In 2007, the Company adopted IFRS 1 and began publishing Consolidated Financial Statements based upon IFRS as adopted by the European Union with the Federal Gazette in Germany. The Company's effective date of transition to IFRS was January 1, 2006. As required by IFRS 1, the Company has applied all IFRS standards and interpretations that were effective as of December 31, 2007, the reporting date for the first IFRS consolidated Financial Statements for the year ending December 31, 2007, consistently and retrospectively through the transition date.

        As of January 1, 2017, the consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and in this Annual Report on Form 20-F were prepared

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

solely in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency, and the Company has discontinued publishing U.S. GAAP financial information. At December 31, 2017, there were no IFRS or International Financial Reporting Interpretations Committee ("IFRIC") interpretations as endorsed by the European Union relevant for reporting that differed from IFRS as issued by the IASB.

        The Company is included in the IFRS consolidated financial statements of Fresenius SE & Co. KGaA, Bad Homburg v. d. Höhe, pursuant to Section 315e of the German Commercial Code ("HGB"), published in the Federal Gazette and drawn up for the smallest circle of companies. The consolidated financial statements for the largest circle of companies are drawn up by Fresenius Management SE, Bad Homburg v. d. Höhe, and also published in the Federal Gazette.

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in all future periods affected.

        In order to improve clarity of presentation, various items are aggregated in the consolidated balance sheets and consolidated statements of income. These items are analyzed separately in the notes where this provides useful information to the users of the consolidated financial statements.

        The consolidated balance sheets contain all information required to be disclosed by IAS 1 (Presentation of Financial Statements) and are in accordance with Accounting Interpretation 1 ("AIC 1", Balance Sheet Classification according to current/ non- current Distinction in compliance with IAS 1) classified on the basis of the liquidity of assets and liabilities following the consolidated balance sheets. The consolidated statements of income are classified using the cost-of-sales accounting format.

        Cost report receivables from Medicare and Medicaid and amounts due from managed locations in the amount of €120,155 and €27,105, respectively, in the prior years' comparative consolidated financial statements have been reclassified from other currents assets (note 9) to trade accounts receivable (note 7) to conform to the current year's presentation.

        At February 26, 2018, the Management Board authorized the consolidated financial statements for issue and passed it through to the Supervisory Board for review and authorization.

Significant accounting policies

a)    Principles of consolidation and composition of the group

        The financial statements of consolidated entities have been prepared using uniform accounting methods in accordance with IFRS 10 (Consolidated Financial Statements). The acquisitions of companies are accounted for under the purchase method.

        Besides FMC-AG & Co KGaA, the consolidated financial statements include all material subsidiaries according to IFRS 10 and IFRS 11, over which the Company has control. FMC-AG & Co KGaA controls an entity if it has power over the entity through existing rights that give the Company the current ability to direct the activities that significantly affect the Company's return. In addition, the Company is exposed to, or has rights to, variable returns from the involvement with the entity and the Company has the ability to use its power over the entity to affect the amount of the Company's return.

        The equity method is applied in accordance with IAS 28 (Investments in Associates and Joint Ventures). Generally, equity method investees are entities in which FMC-AG & Co KGaA, directly or indirectly, holds 50% or less of the voting power and can exercise significant influence over their financial and operating policies.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Since 2010, the disclosure of business acquisitions is performed according to IFRS 3 (2008) (Business Combinations) by offsetting investments in subsidiaries against the underlying revaluated equity at the date of acquisition. The identifiable assets and liabilities of subsidiaries as well as the noncontrolling interests are recognized at their fair values. Any remaining debit balance is recognized as goodwill and is tested at least once a year for impairment. Any excess of the net fair value of identifiable assets and liabilities over cost still existing after reassessing the purchase price allocation is recognized immediately in profit or loss.

        All significant intercompany revenues, expenses, income, receivables and payables are eliminated. Profits and losses on items of property, plant and equipment and inventory acquired from other group entities are also eliminated.

        Deferred tax assets and liabilities are recognized on temporary differences resulting from consolidation procedures.

        Noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent and is recognized at its fair value at date of first consolidation. Profits and losses attributable to the noncontrolling interests are separately disclosed in the consolidated statements of income.

        As far as the Company, as option writer on behalf of existing put options, can be obliged to purchase noncontrolling interests held by third parties, the potential purchase price liability is recorded in other current provisions and other current liabilities and other non-current provisions and other non-current liabilities at fair value at the balance sheet date. According to the present access method, noncontrolling interests are further recorded in equity as "noncontrolling interests". The initial recognition of the purchase price liability, as well as valuation differences, are recorded neutral to profit or loss by reclassification from equity (see note 1 g).

        The consolidated financial statements for 2017 include FMC-AG & Co. KGaA as well as 2,180 companies. In 2017, 50 companies were accounted for by the equity method. Since beginning of 2017, 185 companies were first-time consolidations and 40 companies were deconsolidated.

        The complete list of investments of FMC-AG & Co. KGaA will be submitted to the electronic Federal Gazette and the electronic companies register.

        For 2017, the following fully consolidated German subsidiaries of the Company will apply the exemption provided in Section 264 (3) or Section 264b of the HGB and therefore will be exempt from applying certain legal requirements to prepare notes to the statutory standalone financial statements and a management report as well as the requirements of an independent audit and public disclosure.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Companies exempt from applying certain legal requirements
Name of the Company	Registered Office of the Company
Ärztliches Versorgungszentrum Ludwigshafen GmbH im Lusanum	Ludwigshafen am Rhein, Germany
DiZ München Nephrocare GmbH	Munich, Germany
ET Software Developments GmbH	Sandhausen, Germany
Fresenius Medical Care Beteiligungsgesellschaft mbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care EMEA Management GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Frankfurt am Main GmbH	Frankfurt am Main, Germany
Fresenius Medical Care GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Investment GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Beteiligungsgesellschaft mbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Zwei Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Ventures GmbH	Bad Homburg v. d. Höhe, Germany
Haas Medizintechnik GmbH	Beelitz, Germany
Medizinisches Versorgungszentrum Berchtesgaden GmbH	Berchtesgaden, Germany
MVZ Gelsenkirchen-Buer GmbH	Gelsenkirchen, Germany
Nephrocare Ahrensburg GmbH	Ahrensburg, Germany
Nephrocare Augsburg GmbH	Augsburg, Germany
Nephrocare Berlin-Weißensee GmbH	Berlin, Germany
Nephrocare Betzdorf GmbH	Betzdorf, Germany
Nephrocare Bielefeld GmbH	Bielefeld, Germany
Nephrocare Buchholz GmbH	Buchholz, Germany
Nephrocare Daun GmbH	Daun, Germany
Nephrocare Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Nephrocare Döbeln GmbH	Döbeln, Germany
Nephrocare Friedberg GmbH	Friedberg, Germany
Nephrocare Grevenbroich GmbH	Grevenbroich, Germany
Nephrocare Hagen GmbH	Hagen, Germany
Nephrocare Hamburg-Altona GmbH	Hamburg, Germany
Nephrocare Hamburg-Barmbek GmbH	Hamburg, Germany
Nephrocare Hamburg-Süderelbe GmbH	Hamburg, Germany
Nephrocare Ingolstadt GmbH	Ingolstadt, Germany
Nephrocare Kaufering GmbH	Kaufering, Germany
Nephrocare Krefeld GmbH	Krefeld, Germany
Nephrocare Lahr GmbH	Lahr, Germany
Nephrocare Leverkusen GmbH	Leverkusen, Germany
Nephrocare Ludwigshafen GmbH	Ludwigshafen am Rhein, Germany
Nephrocare Mannheim GmbH	Mannheim, Germany
Nephrocare Mönchengladbach GmbH	Mönchengladbach, Germany
Nephrocare München-Ost GmbH	Munich, Germany
Nephrocare Münster GmbH	Münster, Germany
Nephrocare Oberhausen GmbH	Oberhausen, Germany
Nephrocare Papenburg GmbH	Papenburg, Germany
Nephrocare Pirmasens GmbH	Pirmasens, Germany
Nephrocare Püttlingen GmbH	Püttlingen, Germany
Nephrocare Rostock GmbH	Rostock, Germany
Nephrocare Salzgitter GmbH	Salzgitter, Germany
Nephrocare Schrobenhausen GmbH	Schrobenhausen, Germany
Nephrocare Starnberg GmbH	Starnberg, Germany
Nephrocare Wetzlar GmbH	Wetzlar, Germany
Nephrologisch-Internistische Versorgung Ingolstadt GmbH	Ingolstadt, Germany
Nova Med GmbH Vertriebsgesellschaft für medizinischtechnische Geräte und Verbrauchsartikel	Bad Homburg v. d. Höhe, Germany
VIVONIC GmbH	Aschaffenburg, Germany
Zentrum für Nieren- und Hochdruckkrankheiten Bensheim GmbH	Bensheim, Germany

b)    Cash and cash equivalents

        Cash and cash equivalents comprise cash funds and all short-term investments with original maturities of up to three months. Short-term investments are highly liquid and readily convertible into known amounts of cash. The risk of changes in value is insignificant.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

c)    Trade accounts receivables

        Trade accounts receivables are posted at the nominal value less individual allowances for doubtful accounts. For information regarding allowance for doubtful accounts see note 2 c).

d)    Inventories

        Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or net realizable value (see note 8). Costs included in inventories are based on invoiced costs and/or production costs as applicable. Included in production costs are material, direct labor and production overhead, including depreciation charges.

e)    Property, plant and equipment

        Property, plant, and equipment are stated at cost less accumulated depreciation (see note 10). Maintenance and repair costs (day-to-day servicing) are expensed as incurred. The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing parts and major inspections if it is probable that the future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 4 to 50 years for buildings and improvements with a weighted average life of 14 years and 3 to 19 years for machinery and equipment with a weighted average life of 11 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment.

f)    Intangible assets and goodwill

        Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements, customer relationships and lease agreements are recognized and reported apart from goodwill (see note 11). Patient relationships however are not reported as separate intangible assets due to the missing contractual basis but are part of goodwill.

        Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives because, there is no foreseeable limit to the period over which those assets are expected to generate net cash inflows for the Company.

        Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful life which on average is 8 years. Technology is amortized over its useful life of 15 years. Internally developed intangibles are amortized on a straight-line basis over a useful life of 9 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful life which on average is 11 years. Customer relationships are amortized over their useful life of 9 years. All other intangible assets are amortized over their weighted average useful lives of 6 years. The weighted average useful life of all amortizable intangible assets is 9 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment (see note 1 m).

        To perform the annual impairment test of goodwill, the Company identified its groups of cash generating units (CGUs) and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those CGUs. CGUs reflect the lowest level on which goodwill is monitored for internal management purposes.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        One CGU was identified in the North America Segment, in the EMEA Segment, in the Asia-Pacific Segment and in the Latin America Segment. For the purpose of goodwill impairment testing, all corporate assets and liabilities are allocated to the CGUs. At least once a year, the Company compares the recoverable amount of each CGU to the CGU's carrying amount. The recoverable amount (value in use) of a CGU is determined using a discounted cash flow approach based upon the cash flow expected to be generated by the CGU. In case that the value in use of the CGU is less than its carrying amount, the difference is at first recorded as an impairment of the carrying amount of the goodwill.

        To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset's fair value is determined using a discounted cash flow approach or other methods, if appropriate.

        For further information see note 2 a).

g)    Financial instruments

        The following categories according to IAS 39 (Financial Instruments: Recognition and Measurement) are relevant for the Company: loans and receivables, financial liabilities measured at amortized cost, available for sale financial assets as well as financial assets/liabilities measured at fair value through profit or loss. All other categories are immaterial or not existing. No financial instruments were reclassified during the reporting period.

        The Company classifies its financial instruments into the following classes according to their character: cash and cash equivalents, assets recognized at carrying amount, liabilities recognized at carrying amount, assets recognized at fair value, liabilities recognized at fair value, noncontrolling interests subject to put provisions, derivatives designated as hedging instruments and derivatives not designated as hedging instruments.

        Note 23 provides an overview about the relationship between classes and categories as well as the reconciliation to the balance sheet line items.

        Purchases and sales of financial assets are accounted for on the trading day. The Company does not make use of the fair value option, which allows financial assets or financial liabilities to be classified at fair value through profit or loss upon initial recognition.

        Investments in equity instruments, debt instruments and fund shares are classified as available for sale financial assets and measured at fair value. The Company regularly reviews if objective substantial evidence occurs that would indicate an impairment of a financial asset or a portfolio of financial assets. After testing the recoverability of these assets, a possible impairment loss is recorded in the consolidated statement of income. Gains and losses of available for sale financial assets are recognized in accumulated other comprehensive income (loss) ("AOCI") in shareholders' equity until the financial asset is disposed of or if it is considered to be impaired. In these cases the accumulated net loss recorded in AOCI is transferred to the income statement.

        The Company, as option writer on behalf of existing put options, can be obligated to purchase the noncontrolling interests held by third parties. The obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. Additionally, there are put provisions that are valued by an external valuation firm. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. When applicable, the obligations are discounted at a pre-tax discount rate. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, the discounted cash flows and the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        At December 31, 2017, 2016 and 2015 the Company's potential obligations under these put provisions, which are recorded in other current liabilities and other non-current liabilities, were €830,773, €1,007,733 and €791,075, respectively. At December 31, 2017, 2016 and 2015, put provisions with an aggregate purchase obligation of €324,814, €287,953 and €215,201, respectively, were exercisable. In the last three fiscal years ending December 31, 2017, 33 such put provisions have been exercised for a total consideration of €120,023.

        Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see note 23). From time to time, the Company may enter into other types of derivative instruments which are dealt with on a transaction by transaction basis. Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlying assets and liabilities are recognized periodically in earnings, while the effective portion of changes in fair value of derivative financial instruments classified as cash flow hedges is recognized in AOCI in shareholders' equity. The ineffective portion is recognized in current net earnings. The change in fair value of derivatives that do not qualify for hedge accounting is recorded in the income statement and usually offsets the changes in value recorded in the income statement for the underlying asset or liability.

        Derivatives embedded in host contracts are accounted for as separate derivatives if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not designated as available for sale financial asset or designated at fair value though profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement.

h)    Foreign currency translation

        For purposes of these consolidated financial statements, the euro is the reporting currency. The requirement to report in euro arises from Section 315e and Section 244 HGB. Substantially all assets and liabilities of foreign subsidiaries, that use a functional currency other than the euro, are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in AOCI. In addition, the translation adjustments of certain intercompany borrowings, which are of a long-term nature, are reported in AOCI.

        The exchange rates of the U.S. dollar affecting foreign currency translation developed as follows:

Exchange rates
	December 31, 2017 spot exchange rate in €	December 31, 2016 spot exchange rate in €	2017 average exchange rate in €	2016 average exchange rate in €	2015 average exchange rate in €
1 U.S. dollar	0.83382	0.94868	0.88519	0.90342	0.90131

i)    Revenue recognition

        Health care service revenues, other than the hospitalist revenues discussed below, are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company's standard rates or at rates determined under reimbursement arrangements. In the U.S., these arrangements are generally with third party payors, such as Medicare, Medicaid or commercial insurers. Outside the U.S., the reimbursement is usually made through national or local government programs with reimbursement rates established by statute or regulation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Health care product revenues are recognized upon transfer of title to the customer, either at the time of shipment, upon receipt or upon any other terms that clearly define passage of title. Health care product revenues are normally based upon pre-determined rates that are established by contractual arrangement.

        For both health care service revenues and health care product revenues, patients, third party payors and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

        In the U.S., hospitalist revenues are reported at the estimated net realizable amount from third-party payors, client hospitals, and others at the time services are provided. Third-party payors include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, and commercial insurance companies. Inpatient acute care services rendered to Medicare and Medicaid program beneficiaries are paid according to a fee-for-service schedule. These rates vary according to a patient classification system that is based on clinical, diagnostic and other factors. Inpatient acute care services generated through payment arrangements with managed care health plans and commercial insurance companies are recorded on an accrual basis in the period in which services are provided at established rates.

        A portion of health care product revenues outside the North America Segment is generated from arrangements which give the customer, typically a healthcare provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. If the right to use the machine is conveyed through an operating lease, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables with revenue for the use of dialysis machines recognized over the term of the lease contract. If the lease of the machines is a sales type lease, ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for sales type leases.

        Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction (e.g. sales tax) is excluded from revenues and the related revenue is reported on a net basis.

j)    Capitalized interest

        The Company includes capitalized interest as part of the cost of the asset if it is directly attributable to the acquisition, construction or manufacture of qualifying assets. For the fiscal years 2017, 2016 and 2015, interest of €4,758, €4,475 and €5,482, based on an average interest rate of 4.19%, 4.64% and 4.48%, respectively, was recognized as a component of the cost of assets.

k)    Research and development expenses

        Research is the original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge. Development is the technical and commercial implementation of research results and takes place before the start of commercial production or use. Research costs are expensed as incurred. Development costs that fully meet the criteria for the recognition of an intangible asset set out in IAS 38 (Intangible Assets) are capitalized as intangible asset.

l)    Income taxes

        Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the respective tax jurisdictions. Expected and executed additional tax payments and tax refunds for prior years are also taken into account.

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the single entity's financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax credits and tax loss carryforwards which are probable to be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantially enacted by the end of the reporting period. A change in tax rate for the calculation of

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

deferred tax assets and liabilities is recognized in the period the new laws are enacted or substantively enacted. The effects of the adjustment are generally recognized in the income statement. The effects of the adjustment are recognized in equity, if the temporary differences are related to items directly recognized in equity.

        Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. In addition, deferred tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

        The carrying amount of a deferred tax asset is reviewed at each balance sheet date. A deferred tax asset is recognized to the extent that the utilization of parts or all of it is probable because sufficient taxable profit will be available (see note 4 f). The determination of future taxable income is based on assumptions on future market conditions and future profits of FMC-AG & Co. KGaA and considers all currently available information as well as the level of historical taxable income. In addition, the determination of the recoverable amount of deferred tax assets considers implemented tax strategies.

        The Company recognizes assets and liabilities for uncertain tax treatments to the extent it is probable the tax will be recovered or that the tax will be payable, respectively. The Company recognizes interest and penalties related to its income tax positions as income tax expense.

m)    Impairment

        The Company reviews the carrying amount of its property, plant and equipment, its intangible assets with definite useful lives as well as other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the asset's net realizable value or its value in use in accordance with IAS 36 (Impairment of Assets). The net realizable value of an asset is defined as its fair value less costs to sell. The value in use is the present value of future cash flows expected to be derived from the relevant asset. If it is not possible to estimate the future cash flows from the individual assets, impairment is tested on the basis of the future cash flows of the corresponding CGUs.

        Impairment losses, except impairment losses recognized on goodwill, are reversed up to the amount of the amortised acquisition cost, as soon as the reasons for impairment no longer exist.

        Long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal.

n)    Debt issuance costs

        Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see note 14).

o)    Self-insurance programs

        See note 2 d).

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

        Revenues which were earned and subject to regulations under Medicare and Medicaid, governmental healthcare programs administered by the United States government, were approximately 34%, 33%, and 33% of the Company's worldwide revenues in 2017, 2016 and 2015, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        See note 2 c) for concentration risks of debtors or group of debtors as well as note 8 for discussion of suppliers with long-term purchase commitments.

q)    Legal contingencies

        See note 2 b).

r)    Other provisions

        In accordance with IAS 12 (Income Taxes) and IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), accruals for taxes and other obligations are recognized when there is a present obligation to a third party arising from past events, it is probable that the obligation will be settled in the future and the required amount can be reliably estimated. Provisions by their nature are more uncertain than most other items in the statement of financial position.

        Tax accruals include obligations for the current year and for prior periods.

        Non-current provisions with a remaining period of more than one year are discounted to the present value of the expenditures expected to settle the obligation.

s)    Earnings per share

        Basic earnings per share is calculated in accordance with IAS 33 (Earnings per Share). Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on shares that would have been outstanding during the years presented had the dilutive instruments been issued.

        Equity-settled awards granted under the Company's stock incentive plans (see note 20), are potentially dilutive equity instruments.

t)    Treasury stock

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

u)    Employee benefit plans

        Pension obligations for post-employment benefits are measured in accordance with IAS 19 (revised 2011) (Employee Benefits) using the projected unit credit method, taking into account future salary and trends for pension increase.

        The Company uses December 31 as the measurement date when measuring the funded status of all plans.

        For the Company's funded benefit plans the defined benefit obligation is offset against the fair value of plan assets (funded status). A pension liability is recognized in the consolidated balance sheet if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under "Other non-current assets" in the consolidated balance sheet) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund.

        Net interest costs are calculated by multiplying the benefit obligation (fair value of plan assets) at beginning of the year with the discount rate utilized in determining the benefit obligation.

        Remeasurements include actuarial gains and losses resulting from the evaluation of the defined benefit obligation as well as from the difference between actual and expected return on plan assets. In the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

event of a surplus for a defined benefit pension plan remeasurements can also contain the effect from asset ceiling, as far as this effect is not included in net interest costs.

        Remeasurements are recognized in AOCI completely. It is not allowed to reclassify the remeasurements in subsequent periods. Components of net periodic benefit cost are recognized in profit and loss of the period.

v)    Share-based plans

        The grant date fair value of stock options and convertible equity instruments that are settled by delivering equity-instruments granted to the Management Board and executive employees of the Group entities by FMC-AG & Co. KGaA is measured in accordance with IFRS 2 (Share-based Payments) using the binominal option pricing model and recognized as expense over the vesting period of the stock option plans. For certain exceptions a shorter vesting period may apply after which the stock options will not forfeit in any way. In such cases the vesting period is shortened accordingly.

        The balance sheet date fair value of cash-settled phantom stocks granted to the Management Board and executive employees of the Company is calculated in accordance with IFRS 2 using the binominal option pricing model. The corresponding liability based on the balance sheet date fair value is accrued over the vesting period of the phantom stock plans. For certain exceptions a shorter vesting period may apply after which the phantom stocks will not forfeit in any way. In such cases the vesting period is shortened accordingly.

        The balance sheet date fair value of cash-settled performance shares granted to the Management Board and executive employees of the Company is calculated using the Monte Carlo pricing model in accordance with IFRS 2. The corresponding liability based on the balance sheet date fair value is accrued over the vesting period of the performance share plan. For certain exceptions a shorter vesting period may apply after which the performance shares will not forfeit in any way. In such cases the vesting period is shortened accordingly.

        Two of the Company's subsidiaries are authorized to issue Incentive Units (see note 20). The balance sheet date fair value of the awards under the subsidiary stock incentive plans, whereby Incentive Units are issued by certain of the Company's subsidiaries, is calculated in accordance with IFRS 2 using the Monte Carlo pricing model. The corresponding liability is accrued over the vesting period of the Incentive Units.

w)    Recent pronouncements

Recently implemented accounting pronouncements

        The Company has prepared its consolidated financial statements at December 31, 2017 in conformity with IFRS that have to be applied for fiscal years beginning on January 1, 2017. In 2017, the Company applied the following new standard relevant for its business for the first time:

  •
  Amendments to IAS 7, Statement of Cash Flows

        In January 2016, the IASB issued amendments to IAS 7, Statement of Cash Flows. The amendments are intended to improve the information related to the change in a company's debt by providing additional annual disclosures. The standard is effective for fiscal years beginning on or after January 1, 2017. The Company initially presents the amendments to IAS 7 in the Consolidated Financial Statements as of December 31, 2017.

Recent accounting pronouncements not yet adopted

        The IASB issued the following new standards which are relevant for the Company:

  •
  IFRS 15, Revenue from Contracts with Customers

  •
  IFRS 9, Financial Instruments

  •
  IFRS 16, Leases

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

  •
  IFRS 17, Insurance Contracts

        In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. This new standard specifies how and when companies reporting under IFRS will recognize revenue as well as providing users of financial statements with more informative and relevant disclosures. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. While this standard applies to nearly all contracts with customers, the main exceptions are leases, financial instruments and insurance contracts. In September 2015, the IASB issued the amendment "Effective Date of IFRS 15", which defers the effective date of IFRS 15 by one year to fiscal years beginning on or after January 1, 2018. Earlier adoption is permitted. The Company did not adopt IFRS 15 early and evaluated the impact of IFRS 15, in conjunction with all amendments to the standard, on its Consolidated Financial Statements. Based on findings the Company obtained so far, it expects differences from the current accounting mainly in the calculation of the transaction price for health care services provided. IFRS 15 requires the consideration of implicit price concessions when determining the transaction price. This will lead to a corresponding decrease of revenue from health care services and thus, the implicit price concessions will no longer be included in selling, general and administrative expenses as an allowance for doubtful accounts. This issue showed a decrease of revenue by 2.7%, or €486,140 for 2017, without any effect on net income. There are no material contract assets or contract liabilities resulting from the implementation of IFRS 15. Revenue from lease contracts will be disclosed separately from IFRS 15 revenue in the notes to the consolidated financial statements in the future. The Company expects to implement IFRS 15 using the cumulative effect method and is continuing to evaluate accounting policy options. The Company intends to apply IFRS 15 only to open contracts as of January 1, 2018.

        In July 2014, the IASB issued a new version of IFRS 9, Financial Instruments. This IFRS 9 version is considered the final and complete version, thus, mainly replacing IAS 39 as soon IFRS 9 is applied. It includes all prior guidance on the classification and measurement of financial assets and financial liabilities as well as hedge accounting and introduces requirements for impairment of financial instruments as well as modified requirements for the measurement categories of financial assets. The impairment provisions reflect a model that relies on expected losses (expected loss model). This model comprises a three stage approach. Upon recognition an entity shall recognize losses that are expected within the next 12 months. If credit risk deteriorates significantly, from that point in time, impairment losses shall amount to lifetime expected losses. In case of objective evidence of impairment there is an assignment to stage 3. The provisions for classification and measurement are amended by introducing an additional third measurement category for certain debt instruments. Such instruments shall be measured at fair value with changes recognized in other comprehensive income (fair value through other comprehensive income). The standard is accompanied by additional disclosure requirements and is effective for fiscal years beginning on or after January 1, 2018. Earlier adoption is permitted. The Company did not adopt IFRS 9 early. In accordance with IAS 39, the majority of the non-derivative financial assets are measured at amortized costs. The analysis on the business model and the contractual cash flow characteristics of each instrument is complete. The impact on the measurement of non-derivative financial assets under IFRS 9 will not be significant. For individual equity instruments, in the amount of approximately €27,000, the Company will use the option and present changes in fair value in other comprehensive income. The requirements for the classification and measurement of non-derivative financial liabilities have not changed significantly. Thus, the Company expects a limited impact on its Consolidated Financial Statements. Derivatives not designated as hedging instruments will continue to be classified and measured at fair value through profit and loss.

        The Company will implement the simplified method to determine the provisions for risks from trade accounts receivable, receivables from lease contracts and contract assets according to IFRS 15. Starting point of the new impairment model is an analysis of trade accounts receivable based on individual maturity. For the determination of impairment losses in addition to historical loss rates also present and future information is included, to take foreseeable changes in the customer-specific or macroeconomic environment into account. The effect from the implementation of this simplified method will amount to approximately €10,000 and will be recorded as a debit to the respective assets and a credit to retained earnings. Based on currently available information, derivative financial instruments presently designated as hedging instruments are also qualified for hedge accounting according to the requirements of IFRS 9.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Hedging instruments will be designated on a spot basis. The Company will use the option to recognize the forward element in other comprehensive income. The Company expects to implement IFRS 9 using the modified retrospective method.

        In January 2016, the IASB issued IFRS 16, Leases, which supersedes the current standard on lease-accounting, IAS 17, as well as the interpretations IFRIC 4, SIC-15 and SIC-27. IFRS 16 significantly improves lessee accounting. For all leases, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Depreciation of the right-of-use asset and interest on the lease liability must be recognized in the income statement for every lease contract. Therefore, straight-line rental expenses will no longer be shown. The lessor accounting requirements in IAS 17 are substantially carried forward. The standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for entities that have also adopted IFRS 15 Revenue from Contracts with Customers. The Company decided that IFRS 16 will not be adopted early. The Company expects a balance sheet extension due to the on balance sheet recognition of right of use assets and liabilities for agreed lease payment obligations, currently classified as operating leases, resulting in particular from leased clinics and buildings. Based on a first impact analysis as of December 31, 2015 using certain assumptions and simplifications, the Company expects a financial debt increase of approximately €4,000,000. Referring to the consolidated statement of income, the Company expects an operating income improvement due to the split of rent expenses in depreciation and interest expenses, by having unchanged cash outflows. The Company also expects that its net leverage ratio (net debt as compared to Earnings before Interest, Taxes, Depreciation and Amortization, "EBITDA"), adjusted for acquisitions and divestitures made during the year with a purchase price above a €50,000 threshold as defined in the Amended 2012 Credit Agreement and non-cash charges) will increase by about 0.5. The impact on the Company will depend on the contract portfolio at the effective date, as well as the transition method. Based on a first impact analysis, the Company decided to apply the modified retrospective method. Currently, the Company is evaluating the accounting policy options of IFRS 16.

        In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim Standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. IFRS 17 is effective for fiscal years beginning on or after January 1, 2021. Earlier adoption is permitted for entities that have also adopted IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the Consolidated Financial Statements.

        In the Company's view, all other pronouncements issued by the IASB do not have a material impact on the consolidated financial statements, as expected.

2.     Discretionary decisions and sources of estimation uncertainties

        The Company's reported results of operations, financial position and net assets are sensitive to discretionary decisions, assumptions and estimates that are the basis for its financial statements. The critical accounting policies, the judgements made in the creation and application of these policies and the sensitivities of reported results to changes in accounting policies, discretionary decisions and estimates are factors to be considered along with the Company's financial statements. In the opinion of the Management of the Company, the following accounting policies, discretionary decisions and sources of estimation uncertainties are critical for the consolidated financial statements in the present economic environment.

a)    Recoverability of goodwill and intangible assets

        The growth of the business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names, management contracts, non-compete agreements and customer

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

relationships. At December 31, 2017, the carrying amount of goodwill and non-amortizable intangible assets amounted to €12,281,648 (€13,157,584 at December 31, 2016) representing approximately 51% and 52% of the Company's total assets at December 31, 2017 and 2016, respectively.

        In accordance with IAS 36 (Impairment of Assets), the Company performs an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit or more frequently if the Company becomes aware of events that occur or if circumstances change that would indicate the carrying value may not be recoverable (see also note 1 f).

        To comply with IFRS to determine possible impairments of these assets, the value in use of the CGUs is first compared to the CGUs' carrying amount.

        The value in use of each CGU is determined using estimated future cash flows for the unit discounted by a weighted average cost of capital (WACC) specific to that CGU. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. In determining discounted cash flows, the Company utilizes for every CGU its three-year budget, projections for years four to ten and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the health care services the Company provides, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of its services.

        The CGU's average revenue growth for the ten year planning period is within a mid single-digit range for the North America Segment, EMEA Segment and the Latin America Segment, whereas for the Asia-Pacific Segment the average revenue growth is in the high single-digits.

        A substantial portion of the Company´s profit is generated in North America. The Company expects a stable operating income margin with a higher margin in dialysis business compensating a lower margin in Care Coordination.

        The CGU's expected growth rates for the period beyond ten years are: North America 1.0%, EMEA 0%, Asia-Pacific 4.0% and Latin America 3.45%. The discount factor is determined by the WACC of the respective CGU. The Company's WACC consists of a basic rate adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions within each CGU, until they are appropriately integrated. In 2017 the pre-tax WACC, for the respective CGU is 7.25% (2016: 7.54%) for North America, 9.43% (2016: 8.64%) for EMEA, 7.35% (2016: 6.40%) for Asia Pacific and 17.93% (2016: 18.18%) for Latin America. An overview of the carrying amounts of goodwill and intangibles with the indefinite useful life for each CGU is shown in note 11.

        To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values and intangible asset's fair value is determined using a discounted cash flow approach or other methods, if appropriate.

        A prolonged downturn in the health care industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing health care services and for procuring and selling health care products could adversely affect the Company's estimated future cash flows. Future adverse changes in a reporting unit's economic environment of a CGU could affect the country specific risk rate and therefore the discount rate. Equally an increase of the general interest rate level could affect the base rate and therefore the discount rate. A decrease in the estimated future cash flows and/or a decline in the reporting units economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect the Company's future financial position and operating results.

        Sensitivity analysis showed that a rise in the respective WACC by one percentage point, that could be caused by an increase in the Company's beta factor or an increase in interest rates, would not lead to an impairment of any of its cash-generating units.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

b)    Legal contingencies

        From time to time, during the ordinary course of operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see note 22). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses and consulting services in connection with these matters, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.

        The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that accrual of a loss is appropriate.

        The outcome of these matters may have a material effect on the results of operations, financial position and net assets of the Company.

c)    Trade accounts receivable and allowance for doubtful accounts

        Trade accounts receivable are a substantial asset of the Company and the allowance for doubtful accounts is based upon a significant estimate made by management. Trade accounts receivable were €3,330,990 and €3,491,079 at December 31, 2017 and 2016, respectively, net of allowances for doubtful accounts of €474,891 at December 31, 2017 and €482,461 at December 31, 2016.

        The Company sells health care products directly or through distributors in around 150 countries and provide health care services in around 50 countries. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices.

        Receivables resulting from health care services are recognized and billed at amounts estimated to be collectable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors with which the Company has contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at the Company's standard rates for services and, in the Company's North America segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement. The contractual adjustment and the allowance for doubtful accounts are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented. The collectability of accounts receivable is reviewed locally on a regular basis, generally monthly.

        In the Company's North America Segment operations, the collection process is usually initiated 30 days after service is provided or upon the expiration of the time provided by contract. For Medicare and Medicaid, once the services are approved for payment, the collection process begins upon the expiration of a period of time based upon experience with Medicare and Medicaid. In all cases where co-payment is required the collection process usually begins within 30 days after service has been provided. In those cases where claims are approved for amounts less than anticipated or if claims are denied, the collection process usually begins upon notice of approval of the lesser amounts or upon denial of the claim. The collection process can be confined to internal efforts, including the accounting and sales staffs and, where appropriate, local management staff. If appropriate, external collection agencies may be engaged.

        Public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made because a substantial number of payors are government entities whose payments are often determined by local laws and regulations and budget constraints. Depending on local facts and circumstances, the period of time to collect can be quite lengthy. In those instances where there are commercial payors, the same type of collection process is initiated as in the North America Segment.

        Due to the number of subsidiaries and different countries that the Company operates in, the Company's policy of determining when a valuation allowance is required considers the appropriate

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

individual local facts and circumstances that apply to an account. While payment and collection practices vary significantly between countries and even agencies within one country, government payors usually represent low to moderate credit risks. It is the Company's policy to determine when receivables should be classified as bad debt on a local basis taking into account local payment practices and local collection experience. A valuation allowance is calculated locally if specific circumstances indicate that amounts will not be collectible.

        In the Company's EMEA Segment, Asia-Pacific Segment, Latin America Segment and North America Segment product division, for receivables overdue by more than one year, an additional valuation allowance is recorded based on an individual country risk, since the Company believes that the length of time to collect does indicate an increased credit risk.

        When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.

        Write offs are taken on a claim-by-claim basis. Due to the fact that a large portion of its reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectible, albeit potentially more slowly outside the North America Segment. A significant change in the Company's collection experience, deterioration in the aging of receivables and collection difficulties could require that the Company increases its estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect the Company's future operating results.

        If, in addition to the Company's existing allowances, 1% of the gross amount of the Company's trade accounts receivable as of December 31, 2017 were uncollectible through either a change in the Company's estimated contractual adjustment or revised estimate of the collectability, the Company's operating income for 2017 would have been reduced by approximately 1.5%.

        The following table shows the portion of major debtors or debtor groups of trade accounts receivable as at December 31, 2017 and 2016. No single debtor, other than U.S. Medicare and Medicaid, accounted for more than 5% of total trade accounts receivable in any of these years. Amounts pending approval from third party payors represented less than 3% of the accounts receivable at December 31, 2017.

Composition of trade accounts receivable
	December 31,
	2017	2016
U.S. Government health care programs	28%	30%
U.S. commercial payors	15%	16%
U.S. hospitals	11%	8%
Self-pay of U.S. patients	1%	2%
Other North America segment payors	2%	2%
Product customers and health care payors outside the North America Segment	43%	42%

Total	100%	100%

d)    Self-insurance programs

        Under the Company's insurance programs for professional, product and general liability, auto liability, worker's compensation and medical malpractice claims, the Company's largest subsidiary which is located in the U.S. is partially self-insured for professional liability claims. For all other coverages, the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported liabilities for the year represent estimated future payments of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

e)    Noncontrolling interests subject to put provisions

        The noncontrolling interests subject to put provisions are recognized at their fair value. For further information related to the estimation of these fair values, see notes 1 g) and 23.

f)    Variable payments outstanding for acquisitions

        Variable payments outstanding for acquisitions are recognized at their fair value. For further information related to the estimation of these fair values, see note 23.

g)    Income taxes

        The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. Different interpretations of tax laws may lead to potential additional tax payments or tax refunds for prior years. To consider income tax provisions or income tax receivables of uncertain tax assessments management's estimations are based on local tax rules of the respective tax jurisdiction and the interpretation of such. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. For further information to estimates related to the recoverability of deferred taxes, see note 1 l).

3.     Acquisitions, investments, purchases of intangible assets and divestitures

        The Company completed acquisitions, investments and the purchase of intangible assets in the amount of €682,676, €774,277 and €385,081 in 2017, 2016 and 2015, respectively. In 2017, €565,694 was paid in cash and €116,982 were assumed obligations and non-cash consideration. In 2016, €521,800 was paid in cash and €252,477 were assumed obligations and non-cash consideration. In 2015, €285,543 was paid in cash and €99,538 were assumed obligations and non-cash consideration.

Acquisitions

        The Company made acquisitions of €638,307, €632,342 and €162,392 in 2017, 2016 and 2015, respectively in order to expand the scope of its services and to increase its market shares in the respective countries. In 2017, €521,325 was paid in cash and €116,982 were assumed obligations and non-cash consideration. In 2016, €379,865 was paid in cash and €252,477 were assumed obligations and non-cash consideration. In 2015, €90,267 was paid in cash and €72,125 were assumed obligations and non-cash consideration.

        The Company's acquisition spending was driven primarily by the purchase of dialysis clinics in the normal course of its operations in 2017, 2016 and 2015 as well as the acquisition of an operator of day hospitals in Australia in 2017, the purchase of a medical technology company focusing on the treatment of lung and cardiac failure in 2016 and the purchase of a distributor in the Asia-Pacific Segment in 2015.

Impacts on consolidated financial statements from acquisitions

        The assets and liabilities of all acquisitions were recorded at their estimated fair value at the date of the acquisition and are included in the Company's financial statements and operating results from the effective date of acquisition. The previous year's acquisitions did not have a significant impact on the consolidated financial statements in 2017.

        The excess of the total acquisition costs over the fair value of the net assets acquired resulted in goodwill of €651,491 and €586,520 at December 31, 2017 and 2016, respectively.

        The purchase price allocations for all collectively and individually non-material acquisitions for 2017 are not yet finalized. The Company is in the process of obtaining and evaluating the information necessary for the purchase price allocations, primarily related to property, plant and equipment, intangible assets, accounts receivable and other liabilities. In 2017, based on preliminary purchase price allocations, the Company recorded €651,491 of goodwill and €39,352 of intangible assets, which represent the share of both controlling and noncontrolling interests. Goodwill arose principally due to the fair value of the established streams of future cash flows for these acquisitions versus building similar franchises.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Business combinations during 2017 increased the Company's net income (net income attributable to shareholders of FMC-AG & Co. KGaA) by €2,198, excluding the costs of the acquisitions, and revenue increased by €256,045. Total assets increased €758,720 due to business combinations.

Investments and purchases of intangible assets

        Investments and purchases of intangible assets were €44,369, €141,935 and €222,689 in 2017, 2016 and 2015, respectively. These amounts were primarily driven by purchases of intangible assets and an investment in available for sale financial assets in 2017, an investment in available for sale financial assets and notes receivables related to an equity method investee in 2016 and an investment in available for sale financial assets and notes receivables related to an equity method investee as well as contributions to an equity method investee in 2015. Of this amount €44,369, and €141,935 were paid in cash in 2017 and 2016, respectively. In 2015, €195,276 was paid in cash and €27,413 were non-cash components.

Divestitures

        Proceeds from divestitures were €437,031, €193,893 and €252,764 in 2017, 2016 and 2015, respectively. These amounts mainly related to the sale of a provider of non-dialysis laboratory testing services and a provider of outsourced clinical services in the North America Segment as well as divestitures of available for sale financial assets in 2017, a divestment of available for sale financial assets and the repayment of notes receivables related to an equity method investee in 2016 as well as the repayment of an investment-type loan granted to a middle-market dialysis provider, the divestiture of the dialysis service business in Venezuela and the transfer of marketing rights to an equity method investee in 2015. In 2017, €415,388 was received in cash and €21,643 were non-cash components. In 2016, €190,247 was received in cash and €3,646 were non-cash components. In 2015, €226,823 was received in cash and €25,941 were non-cash components.

4.     Notes to the consolidated statements of income

a)    Selling, general and administrative expenses

        Selling, general and administrative expenses are generated in the administrative, logistic and selling functions which are not attributable to research and development or production. In addition, general and administrative expenses included realized and unrealized foreign exchange gains and losses. In 2017, general and administrative expenses included a Foreign Corrupt Practices Act ("FCPA") related charge of €200,000 (see note 22), a net gain from the sale of fixed assets of €31,959 and from the sale of investments of €84,665. In 2016, general and administrative expenses included a net loss from the sale of fixed assets of €11,074 and a net gain from the sale of investments of €16,455. In 2015, general and administrative expenses included a net loss from the sale of fixed assets of €6,380 and a net gain from the sale of investments of €11,189. In addition in 2015, general and administrative expenses included a net amount of $60,000 (€54,078) in relation to the NaturaLyte® and GranuFlo® agreement in principle. For further information, see note 22.

b)    Research and development expenses

        Research and development expenses of €130,704 (2016: €146,511 and 2015: €128,128) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €432 (2016: €724 and 2015: €1,673).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

c)    Cost of materials

        The cost of materials for the year ended December 31, 2017, 2016 and 2015 consisted of the following:

Cost of materials
in € THOUS
	2017	2016	2015
Cost of raw materials, supplies and purchased components	4,305,683	3,696,528	3,601,588
Cost of purchased services	450,417	414,289	398,652

Cost of materials	4,756,100	4,110,817	4,000,240

d)    Personnel expenses

        Included within costs of revenue, selling, general and administrative expenses and research and development expenses are personnel expenses in the amount of €6,900,023, €6,290,504 and €5,698,014 for the year ended December 31, 2017, 2016 and 2015, respectively. Personnel expenses consisted of the following:

Personnel expenses
in € THOUS
	2017	2016	2015
Wages and salaries	5,396,339	4,940,931	4,499,774
Social security contributions and cost of
retirement benefits and social assistance	1,503,684	1,349,573	1,198,240
thereof retirement benefits	147,332	134,572	120,997

Personnel expenses	6,900,023	6,290,504	5,698,014

        The Company employed the following personnel on a full-time equivalents basis, on average, for the following years:

Employees by function
	2017	2016	2015
Production and Services	98,547	94,201	90,251
Administration	9,962	9,318	9,023
Sales and Marketing	3,272	3,099	2,865
Research and Development	804	736	626

Total employees	112,585	107,354	102,765

e)    Net interest

        Net interest in the amount of €353,890 (2016: €366,369 and 2015: €352,825) included interest expense of €397,187 (2016: €408,508 and 2015: €457,895) and interest income of €43,297 (2016: €42,139 and 2015: €105,070). Interest expenses resulted mainly from the Company's financial liabilities which are not accounted for at fair value through profit and loss (see note 13 and note 14). In 2017, interest income was mainly attributable to the valuation of the Share Options, interest on overdue receivables and lease receivables. In 2016, a large part of interest income was attributable to the valuation of the derivatives embedded in the Convertible Bonds. In 2015, interest income was mainly attributable to the valuation of the Share Options which the Company purchased in connection with the issuance of the Convertible Bonds as well as interest-bearing notes receivables (see note 23).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

f)    Income taxes

        Income before income taxes is attributable to the following geographic locations:

Income before income taxes
in € THOUS
	2017	2016	2015
Germany	(12,228)	191,377	124,416
United States	1,592,300	1,490,789	1,325,346
Other	428,477	360,367	325,914

Total	2,008,549	2,042,533	1,775,676

        Income tax expense (benefit) for the years ended December 31, 2017, 2016 and 2015 consisted of the following:

Income tax expense (benefit)
in € THOUS
	2017	2016	2015
Current
Germany	86,069	50,625	65,102
United States	440,000	454,448	413,502
Other	130,992	128,320	124,910

	657,061	633,393	603,514

Deferred
Germany	(36,022)	(23,703)	(47,857)
United States	(156,704)	27,570	(734)
Other	(10,320)	(14,779)	10,103

	(203,046)	(10,912)	(38,488)

Total	454,015	622,481	565,026

        A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

statutory tax rates were 29.90%, 29.69% and 29.62% for the fiscal years ended December 31, 2017, 2016 and 2015, respectively.

Reconciliation of income taxes
in € THOUS
	2017	2016	2015
Expected corporate income tax expense	600,456	606,327	525,955
Tax free income	(44,302)	(37,495)	(32,190)
Income from equity method investees	(18,706)	(15,642)	(12,863)
Tax rate differentials	139,391	133,523	116,335
Non-deductible expenses	102,587	32,985	32,817
Taxes for prior years	(14,993)	(21,069)	17,998
Noncontrolling partnership interests	(105,832)	(105,536)	(98,666)
Tax on divestitures	—	—	13,477
Tax rate changes	(238,130)	(120)	1,869
Change in realizability of deferred tax assets and tax credits	7,254	5,945	(2,317)
Withholding taxes	6,606	7,909	6,914
Other	19,684	15,655	(4,303)

Income tax expense	454,015	622,481	565,026

Effective tax rate	22.6%	30.5%	31.8%

        The tax effects of the temporary differences and net operating losses that give rise to deferred tax assets and liabilities at December 31, 2017 and 2016, are presented below:

Deferred income tax assets and liabilities
in € THOUS
	2017	2016
Deferred tax assets
Trade accounts receivable	19,821	11,899
Inventories	56,672	63,932
Intangible assets	6,925	7,366
Property, plant and equipment and other non-current assets	60,186	61,369
Provisions and other liabilities	116,045	337,766
Pension liabilities	80,868	109,234
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	118,994	130,954
Derivatives	2,215	5,487
Compensation expense related to stock options	16,933	13,463
Other	11,894	23,525

Total deferred tax assets	490,553	764,995

Deferred tax liabilities
Trade accounts receivable	18,171	25,121
Inventories	7,401	6,838
Intangible assets	410,941	670,134
Property, plant and equipment and other non-current assets	97,779	147,357
Provisions and other liabilities	6,714	49,809
Derivatives	2,480	9,822
Insurance recoveries	—	82,336
Other	99,439	144,105

Total deferred tax liabilities	642,925	1,135,522

Net deferred tax liabilities	(152,372)	(370,527)

        In the consolidated balance sheets, the accumulated amounts of deferred tax assets and liabilities are shown as follows:

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Net deferred income tax assets and liabilities
in € THOUS
	2017	2016
Deferred tax assets	315,168	291,394
Deferred tax liabilities	467,540	661,921

Net deferred tax liabilities	(152,372)	(370,527)

        The net operating losses included in the table below reflect U.S. federal tax, German corporate income tax, and other tax loss carryforwards in the various countries in which the Company operates, and expire as follows:

Net operating loss carryforwards
in € THOUS
2018	6,824
2019	10,810
2020	22,637
2021	10,146
2022	13,103
2023	2,428
2024	3,740
2025	4,753
2026	3,693
2027 and thereafter	118,855
Without expiration date	154,552

Total	351,541

        Included in the balance of net operating loss carryforwards at December 31, 2017 are €166,036 not expected to be absorbed. Deferred tax assets regarding this portion are not recognized.

        In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deferred tax assets at December 31, 2017.

        The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign subsidiaries in which the Company has ownership of less than 100% that will not be reinvested. At December 31, 2017, the Company provided for €11,744 (2016: €11,619) of deferred tax liabilities associated with earnings that are likely to be distributed in 2018 and the following years. Provision has not been made for additional taxes on €5,978,278 (2016: €7,037,959) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

        In the U.S., the tax reform was enacted by signature of the president of the Tax Cuts and Jobs Act on December 22, 2017. The Act reduces the U.S. corporate income tax rate from 35% to 21% effective from January 1, 2018. Deferred tax assets and liabilities expected to reverse in 2018 and beyond, have been remeasured using the corporate income tax rate that was enacted by the balance sheet date and will apply

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

for future financial years. For the year ended December 31, 2017, the remeasurement of deferred tax assets and liabilities resulted in a deferred tax benefit of €235,692 which was recognized in tax expense affecting profit and loss and included in the balance of €238,130 in the reconciling item "tax rate changes" in the table "reconciliation of income taxes" above.

5.     Related party transactions

        Fresenius SE is the Company's largest shareholder and owns 30.80% of the Company's outstanding shares, excluding treasury shares held by the Company, at December 31, 2017. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service agreements, lease agreements and products

        The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the "Fresenius SE Companies") to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees. In 2015, the Company also performed marketing and distribution services for certain of its equity method investees.

        The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026. As of December 31, 2017 and 2016, future minimum rental payments under non-cancelable operating leases with Fresenius SE were €53,374 and €17,097 as well as €118,962 and €121,844 with other Fresenius SE affiliates, respectively. These minimum rental payments are included within the amounts disclosed in note 21.

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

        The Company entered into an agreement with a Fresenius SE company for the manufacturing of plasma collection devices. The Company agreed to produce 3,500 units which can be further increased to a maximum of 4,550 units, over the length of the five year contract. On January 1, 2015, this manufacturing business was sold to Kabi USA for $9,327 (€8,567 at December 31, 2015) for which a fairness opinion was obtained from a reputable global accounting firm. The disposal was accounted for as a transaction between parties under common control at the carrying amounts without the generation of profits.

        In December 2010, the Company formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., ("VFMCRP"), an equity method investee of which the Company owns 45%, with

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Galenica Ltd. (now known as Vifor Pharma Ltd). The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP.

        Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements, lease agreements and products
in € THOUS
	2017		2016		2015		December 31, 2017		December 31, 2016
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements(1)
Fresenius SE	381	21,704	389	20,220	229	18,262	40	2,948	132	51
Fresenius SE affiliates	11,111	81,491	4,866	74,083	11,796	68,304	9,445	4,696	822	2,856
Equity method investees	17,797	—	17,578	—	21,063	—	1,738	—	2,506	—

Total	29,289	103,195	22,833	94,303	33,088	86,566	11,223	7,644	3,460	2,907

Lease agreements
Fresenius SE	—	8,456	—	9,475	—	8,671	—	—	—	—
Fresenius SE affiliates	—	13,676	—	13,717	—	13,319	—	—	—	—

Total	—	22,132	—	23,192	—	21,990	—	—	—	—

Products
Fresenius SE	1	—	2	—	4	—	—	—	—	—
Fresenius SE affiliates	30,529	40,467	26,049	43,390	25,184	33,498	9,148	3,976	7,948	4,787
Equity method investees	—	399,180	—	371,241	—	248,166	—	36,550	—	55,329

Total	30,530	439,647	26,051	414,631	25,188	281,664	9,148	40,526	7,948	60,116

(1)
In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €6,397 and €3,359 at December 31, 2017 and 2016.

b)    Financing

        The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2017 and December 31, 2016, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €91,026 and €197,883, respectively. As of December 31, 2017 and December 31, 2016, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €76,159 and €186,350, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

        On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2018 with an interest rate of 1.100%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2018 with an interest rate of 1.100%.

        On June 12, 2014, the Company provided a one-year unsecured term loan to one of its equity method investees in the amount of $22,500 at an interest rate of 2.5366%. This loan was repaid in full on June 12, 2015.

        The Company provided unsecured term loans to one of its equity method investees during 2015 and 2016 in the amount of CHF 78,416 (€71,928 based upon the average exchange rate for the twelve months ended December 31, 2016). These loans were repaid in full during the first half of 2016. The loans were entered into in order to fund the 2015 sale of European marketing rights for certain renal pharmaceuticals to the same equity method investee as well as to finance the investee's payments for license and distribution agreements. These marketing rights were sold to this equity method investee in 2015 which resulted in a gain of approximately €10,058, after tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        At December 31, 2017 and December 31, 2016, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €6,000 and €8,300, respectively. The bonds were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually. For further information on these bonds, see note 14.

        On December 31, 2017 the Company borrowed from Fresenius SE in the amount of €6,000 at an interest rate of 0.825%. For further information on this loan agreement, see note 13. On December 31, 2016 the Company provided a cash advance to Fresenius SE in the amount of €36,245 on an unsecured basis at an interest rate of 0.771%.

c)    Key management personnel

        Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

        The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €25,995, €18,153 and €15,199, respectively, for its management services during 2017, 2016 and 2015 and included an annual fee of €120 as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner's share capital (€3,000 as of December 31, 2017). As of December 31, 2017 and December 31, 2016, the Company had accounts receivable from the General Partner in the amount of €246 and €174, respectively. As of December 31, 2017 and December 31, 2016, the Company had accounts payable to the General Partner in the amount of €23,020 and €14,696, respectively.

        Dr. Gerd Krick is the Chairman of the Company's Supervisory Board, the supervisory board of Fresenius SE and of the general partner of Fresenius SE. He is also a member of the supervisory board of the Company's General Partner.

        Dr. Dieter Schenk is the Vice Chairman of the Company's Supervisory Board, the supervisory board of the general partner of Fresenius SE as well as the supervisory board of the Company's General Partner. He is also Chairman of the Advisory Board of a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He was also a partner in a law firm which provided services to the Company and certain of its subsidiaries until December 31, 2017. The Company incurred expenses in the amount of €2,337, €1,258, and €863 for these services during 2017, 2016 and 2015, respectively. Four of the six members of the Company's Supervisory Board, including the Chairman and Vice Chairman, are also members of the supervisory board of the Company's General Partner.

        The Chairman of the supervisory board of the Company's General Partner, Stephan Sturm, is also the Chairman of the management board of the general partner of Fresenius SE. Rachel Empey is a member of the supervisory board of the Company's General Partner as well as a member of the management board of the general partner of Fresenius SE. Additionally, the Chairman and Chief Executive Officer of the Management Board of the Company's General Partner, Rice Powell, is a member of the Management Board of the general partner of Fresenius SE.

        For information regarding compensation of the Management Board and the Supervisory Board of the Company see note 28.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

6.     Cash and cash equivalents

        As of December, 31 2017 and 2016, cash and cash equivalents are as follows:

Cash and cash equivalents
in € THOUS
	2017	2016
Cash	620,145	533,403
Securities and time deposits	357,964	175,479

Cash and cash equivalents	978,109	708,882

        The Cash and cash equivalents disclosed in the table above, and respectively in the Consolidated Statement of Cash Flows, include at December 31, 2017 an amount of €53,694 (2016: €0) from collateral requirements towards an insurance company in North America that are not available for use.

7.     Trade accounts receivable

        As of December 31, 2017 and 2016, trade accounts receivable are as follows:

Trade accounts receivable, less allowance for doubtful accounts in € THOUS
	2017	2016
Trade accounts receivable	3,805,881	3,973,540
less allowance for doubtful accounts	474,891	482,461

Trade accounts receivable, net	3,330,990	3,491,079

        All trade accounts receivable are due within one year. Trade accounts receivables with a term of more than one year in the amount of €11,977 (2016:€15,051) are included in the balance sheet item "Other non-current assets".

        The following table shows the development of the allowance for doubtful accounts in the fiscal years 2017, 2016 and 2015:

Development of allowance for doubtful accounts
in € THOUS
	2017	2016	2015
Allowance for doubtful accounts as of January 1	482,461	427,841	344,706
Change in valuation allowances as recorded in the consolidated statements of income	549,631	430,974	396,831
Write-offs and recoveries of amounts previously written-off	(501,229)	(391,827)	(343,477)
Foreign currency translation	(55,972)	15,473	29,781

Allowance for doubtful accounts as of December 31	474,891	482,461	427,841

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        The following tables show the ageing analysis of trade accounts receivable and the allowance for doubtful accounts as of December 31, 2017 and as of December 31, 2016:

Ageing analysis of trade accounts receivable 2017
in € THOUS
	not overdue	up to 3 months overdue	3 to 6 months overdue	6 to 12 months overdue	more than 12 months overdue	Total
Trade accounts receivable	2,105,673	803,393	308,936	236,037	351,842	3,805,881
less allowance for doubtful accounts	(61,219)	(123,226)	(67,484)	(58,441)	(164,521)	(474,891)

Trade accounts receivable, net	2,044,454	680,167	241,452	177,596	187,321	3,330,990

Ageing analysis of trade accounts receivable 2016
in € THOUS
	not overdue	up to 3 months overdue	3 to 6 months overdue	6 to 12 months overdue	more than 12 months overdue	Total
Trade accounts receivable	2,138,969	857,490	335,091	241,683	400,307	3,973,540
less allowance for doubtful accounts	(109,221)	(108,941)	(42,039)	(74,999)	(147,261)	(482,461)

Trade accounts receivable, net	2,029,748	748,549	293,052	166,684	253,046	3,491,079

8.     Inventories

        At December 31, 2017 and December 31, 2016, inventories consisted of the following:

Inventories
in € THOUS
	2017	2016
Finished goods	672,851	687,615
Health care supplies	343,351	362,307
Raw materials and purchased components	193,295	214,286
Work in process	81,282	73,269

Inventories	1,290,779	1,337,477

        Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €378,853 of materials, of which €208,967 is committed at December 31, 2017 for 2018. The terms of these agreements run 1 to 5 years.

        Allowances on Inventories amounted to €47,329 and €37,602 for the years ended December 31, 2017 and 2016, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

9.     Other current assets

        At December 31, 2017 and 2016, other current assets consisted of the following:

Other current assets
in € THOUS
	2017	2016
Other taxes receivable	90,808	75,736
Leases receivable	58,336	54,533
Income taxes receivable	56,468	52,138
Prepaid rent	52,251	54,448
Payments on account	51,282	84,004
Receivables for supplier rebates	48,222	47,592
Prepaid insurance	20,629	16,593
Deposit / Guarantee / Security	15,465	15,096
Derivatives	11,810	39,761
Available for sale financial assets	3,484	250,745
Insurance recoveries	—	208,709
Other	254,031	237,691

Other current assets	662,786	1,137,046

        The item "Insurance recoveries" included the recognized amount in relation to the NaturaLyte® and GranuFlo® agreement in principle, which partially offset the accrued settlement amount recorded in current provisions and other current liabilities (see note 12). For further information on the funding and consummation of the settlement by the Company and its insurers, see note 22.

        The item "Other" in the table above primarily includes loans to customers, receivables from employees and notes receivables.

10.   Property, plant and equipment

        At December 31, 2017 and 2016, the acquisition or manufacturing costs and the accumulated depreciation of property, plant and equipment consisted of the following:

Acquisition or manufacturing costs
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2017
Land	65,041	(4,528)	198	1,748	298	(6,217)	56,540
Buildings and improvements	2,997,533	(311,782)	8,971	40,577	276,435	(130,046)	2,881,688
Machinery and equipment	4,156,542	(314,568)	20,057	463,516	47,169	(198,689)	4,174,027
Machinery, equipment and rental equipment under capitalized leases	83,558	(6,825)	(3,082)	8,799	(195)	(1,339)	80,916
Construction in progress	442,289	(43,012)	781	390,909	(326,565)	(2,176)	462,226

Property, plant and equipment	7,744,963	(680,715)	26,925	905,549	(2,858)	(338,467)	7,655,397

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Acquisition or manufacturing costs
in € THOUS
	January 1, 2016	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2016
Land	59,774	2,297	209	3,299	(273)	(265)	65,041
Buildings and improvements	2,533,313	85,686	13,345	164,288	249,751	(48,849)	2,997,533
Machinery and equipment	3,740,917	77,062	16,253	476,675	15,013	(169,378)	4,156,542
Machinery, equipment and rental equipment under capitalized leases	63,543	2,791	1,183	16,076	329	(364)	83,558
Construction in progress	409,140	14,602	976	282,035	(262,764)	(1,700)	442,289

Property, plant and equipment	6,806,687	182,438	31,966	942,373	2,056	(220,556)	7,744,963

Depreciation
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2017
Land	1,270	(47)	—	—	—	16	1,239
Buildings and improvements	1,624,145	(174,475)	(426)	216,458	(2,350)	(83,249)	1,580,103
Machinery and equipment	2,498,941	(184,907)	(3,024)	395,570	2,147	(170,291)	2,538,436
Machinery, equipment and rental equipment under capitalized leases	40,981	(3,407)	(2,995)	10,678	(481)	(928)	43,848
Construction in progress	—	—	—	—	—	—	—

Property, plant and equipment	4,165,337	(362,836)	(6,445)	622,706	(684)	(254,452)	4,163,626

Depreciation
in € THOUS
	January 1, 2016	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2016
Land	1,221	29	—	—	—	20	1,270
Buildings and improvements	1,405,259	44,653	4,272	202,265	2,322	(34,626)	1,624,145
Machinery and equipment	2,223,952	46,154	(4,244)	381,024	(108)	(147,837)	2,498,941
Machinery, equipment and rental equipment under capitalized leases	29,704	1,056	(53)	10,730	(119)	(337)	40,981
Construction in progress	—	—	—	—	—	—	—

Property, plant and equipment	3,660,136	91,892	(25)	594,019	2,095	(182,780)	4,165,337

Book value
in € THOUS
	December 31, 2017	December 31, 2016
Land	55,301	63,771
Buildings and improvements	1,301,585	1,373,388
Machinery and equipment	1,635,591	1,657,601
Machinery, equipment and rental equipment under capitalized leases	37,068	42,577
Construction in progress	462,226	442,289

Property, plant and equipment	3,491,771	3,579,626

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Depreciation expense for property, plant and equipment amounted to €622,706, €594,019 and €547,063 for the years ended December 31, 2017, 2016, and 2015, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

        Included in machinery and equipment at December 31, 2017 and 2016 were €657,618 and €635,858, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

11.   Intangible assets and goodwill

        At December 31, 2017 and 2016, the carrying value and accumulated amortization of intangible assets and goodwill consisted of the following:

Acquisition or manufacturing costs
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2017
Amortizable intangible assets
Non-compete agreements	342,157	(39,132)	11,046	—	(1,541)	(2,367)	310,163
Technology	167,814	(11,924)	(1,370)	—	—	(5,329)	149,191
Licenses and distribution agreements	182,855	(11,079)	(535)	4,119	(398)	(1,249)	173,713
Customer relationships	247,428	(23,852)	(76,480)	—	—	—	147,096
Construction in progress	17,904	(2,689)	16,600	56,718	(9,776)	—	78,757
Internally developed intangibles	164,396	(13,244)	—	13,878	6,668	(2,603)	169,095
Other	375,355	(31,215)	6,036	12,693	796	(5,573)	358,092

	1,497,909	(133,135)	(44,703)	87,408	(4,251)	(17,121)	1,386,107

Non-amortizable intangible assets
Tradename	198,692	(24,003)	—	—	—	—	174,689
Management contracts	3,318	(280)	—	—	—	—	3,038

	202,010	(24,283)	—	—	—	—	177,727

Intangible assets	1,699,919	(157,418)	(44,703)	87,408	(4,251)	(17,121)	1,563,834

Goodwill	12,955,574	(1,448,071)	596,418	—	—	—	12,103,921

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Acquisition or manufacturing costs
in € THOUS
	January 1, 2016	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2016
Amortizable intangible assets
Non-compete agreements	317,696	10,152	17,076	—	—	(2,767)	342,157
Technology	97,832	3,212	66,770	—	—	—	167,814
Licenses and distribution agreements	177,533	5,363	531	3,075	265	(3,912)	182,855
Customer relationship	240,411	6,836	181	—	—	—	247,428
Construction in progress	21,432	349	1,650	10,409	(11,836)	(4,100)	17,904
Internally developed intangibles	147,898	5,556	—	8,968	2,109	(135)	164,396
Other	333,977	8,937	17,697	8,509	10,775	(4,539)	375,355

	1,336,779	40,405	103,905	30,961	1,313	(15,453)	1,497,909

Non-amortizable intangible assets
Tradename	192,343	6,349	—	—	—	—	198,692
Management contracts	6,444	100	—	—	(2,858)	(368)	3,318

	198,787	6,449	—	—	(2,858)	(368)	202,010

Intangible assets	1,535,566	46,854	103,905	30,961	(1,545)	(15,821)	1,699,919

Goodwill	11,961,731	405,040	585,945	—	2,858	—	12,955,574

Amortization
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2017
Amortizable intangible assets
Non-compete agreements	278,102	(33,657)	—	21,790	(1,555)	(2,299)	262,381
Technology	61,133	(7,742)	—	11,172	—	—	64,563
Licenses and distribution agreements	114,934	(6,502)	—	12,646	(10)	(1,249)	119,819
Customer relationships	59,576	(6,795)	(24,977)	22,768	—	—	50,572
Construction in progress	—	—	—	—	—	—	—
Internally developed intangibles	102,024	(8,125)	—	16,051	780	(1,824)	108,906
Other	281,030	(24,193)	58	28,346	(5,640)	(5,066)	274,535

	896,799	(87,014)	(24,919)	112,773	(6,425)	(10,438)	880,776

Amortization
in € THOUS
	January 1, 2016	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2016
Amortizable intangible assets
Non-compete agreements	251,216	8,757	—	20,904	(11)	(2,764)	278,102
Technology	53,110	2,043	—	5,980	—	—	61,133
Licenses and distribution agreements	103,028	3,237	—	12,315	265	(3,911)	114,934
Customer relationship	32,452	2,168	—	24,426	530	—	59,576
Construction in progress	—	—	—	—	—	—	—
Internally developed intangibles	83,992	2,488	—	15,565	(4)	(17)	102,024
Other	249,065	6,719	(52)	28,327	492	(3,521)	281,030

	772,863	25,412	(52)	107,517	1,272	(10,213)	896,799

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Book value
in € THOUS
	December 31, 2017	December 31, 2016
Amortizable intangible assets
Non-compete agreements	47,782	64,055
Technology	84,628	106,681
Licenses and distribution agreements	53,894	67,921
Customer relationships	96,524	187,852
Construction in progress	78,757	17,904
Internally developed intangibles	60,189	62,372
Other	83,557	94,325

	505,331	601,110

Non-amortizable intangible assets
Tradename	174,689	198,692
Management contracts	3,038	3,318

	177,727	202,010

Intangible assets	683,058	803,120

Goodwill	12,103,921	12,955,574

        The amortization of intangible assets amounted to €112,773, €107,517 and €101,104 for the years ended December 31, 2017, 2016, and 2015, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

Goodwill and intangible assets with indefinite useful lives

        The reduction in the carrying amount of goodwill is mainly a result of the impact of foreign currency translations, partially offset by acquisitions. The Company's acquisitions consisted primarily of the purchase of clinics in the normal course of operations in 2017 and 2016 as well as the acquisition of an operator of day hospitals in Australia in 2017 and the purchase of a medical technology company focusing on the treatment of lung and cardiac failure in 2016.

        The carrying amount of goodwill and intangibles with indefinite useful life is allocated to the CGUs at December 31, 2017 and 2016 as follows:

Allocation of the carrying amount to CGUs
in € THOUS
	North America		EMEA		Asia-Pacific		Latin America
	2017	2016	2017	2016	2017	2016	2017	2016
Goodwill	10,152,243	11,284,686	1,226,983	1,194,743	641,271	386,495	83,424	89,650
Management contracts with indefinite useful life	—	—	—	—	3,038	3,318	—	—
Trade name with indefinite useful life	174,074	198,052	—	—	—	—	615	640

        The recoverability of goodwill and other separable intangible assets with indefinite useful lives recorded in the Company's consolidated balance sheets was verified. As a result, the Company did not record any impairment losses in 2017 and 2016.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

12.   Current provisions and other current liabilities

Current provisions

        The following table shows a reconciliation of the current provisions for 2017:

Development of current provisions
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Utilized	Reversed	Additions	Reclassifications	December 31, 2017
Self-insurance programs	249,961	(30,500)	—	(217,970)	(31,990)	254,035	—	223,536
FCPA related charge	10,616	—	—	—	—	200,000	—	210,616
Personnel expenses	20,025	(395)	4	(10,827)	(134)	13,228	6,885	28,786
Risk of lawsuit	6,868	13,093	—	(14,403)	(43)	2,729	—	8,244
Settlement	265,629	(32,160)	—	(226,795)	—	—	—	6,674
Other current provisions	22,348	(1,171)	15	(11,145)	(2,989)	19,369	(1,371)	25,056

Current provisions	575,447	(51,133)	19	(481,140)	(35,156)	489,361	5,514	502,912

Self-insurance programs

        See note 2 d).

FCPA related charge

        The Company recorded a provision of €200,000 related to FCPA investigations. The provision is based on the ongoing settlement negotiations that would avoid litigation between the Company and the SEC and the U.S. Department of Justice ("government agencies") and represents an estimate from the range of potential outcomes estimated from current discussions. The FCPA related charge encompasses government agencies' claims for profit disgorgement, as well as accruals for fines and penalties, certain legal expenses and other related costs or asset impairments. For further information on these investigations see note 22.

Personnel expenses

        Personnel expenses mainly refer to jubilee payments, the current portion of the provisions for accrued severance payments, contribution of partial retirement and share-based plans. As at December 31, 2017 and 2016 the provisions for share-based plans amounted to €6,845 and €2,760 respectively. See note 20.

Settlement

        The item "Settlement" included accruals related to our NaturaLyte® and GranuFlo® agreement in principle, which was partially offset by insurance recoveries recorded in other current assets (see note 9). For further information on the funding and consummation of the settlement by the Company and its insurers, see note 22.

Other current provisions

        The item "Other current provisions" in the table above includes provisions for warranties, physician compensation and return of goods.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Other current liabilities

        As at December 31, 2017 and 2016 other current liabilities consisted of the following:

Other current liabilities
in € THOUS
	2017	2016
Personnel liabilities	705,534	688,829
Noncontrolling interests subject to put provisions	469,549	529,406
Unapplied cash and receivable credits	311,925	390,375
Invoices outstanding	160,196	157,302
Rent and lease obligations	111,196	116,120
Withholding tax and VAT	100,327	88,964
Interest liabilities	84,523	107,743
Legal matters, advisory and audit fees	38,553	18,868
Subsidiary Stock Incentive Plan	30,697	7,777
Bonuses, commissions	26,800	33,907
Variable payments outstanding for acquisitions	14,712	78,322
Derivatives	11,702	25,516
Other liabilities	275,134	218,132

Other current liabilities	2,340,848	2,461,261

Personnel liabilities

        The personnel liabilities mainly refer to liabilities for wages and salaries, bonuses and vacation payments.

Other liabilities

        The item "Other liabilities" in the table above includes deferred income, liabilities for insurance premiums and the current portion of pension liabilities.

13.   Short-term debt and short-term debt from related parties

        At December 31, 2017 and December 31, 2016, short-term debt and short-term debt from related parties consisted of the following:

Short-term debt and short-term debt from related parties
in € THOUS
	2017	2016
Commercial paper program	679,886	475,915
Borrowings under lines of credit	79,313	89,451
Other	1,080	6,644

Short-term debt	760,279	572,010
Short-term debt from related parties (see note 5 b)	9,000	3,000

Short-term debt and short-term debt from related parties	769,279	575,010

Commercial paper program

        The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At December 31, 2017 and 2016, the outstanding commercial paper amounted to €680,000 and €476,000, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Borrowings under lines of credit and further availabilities

        Borrowings under lines of credit in the amount of €79,313 and €89,451 at December 31, 2017 and 2016, respectively, represented amounts borrowed by the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2017 and 2016 were 6.72% and 6.46%, respectively.

        Excluding amounts available under the Amended 2012 Credit Agreement (see note 14 below), at December 31, 2017 and 2016, the Company had €258,066 and €229,966 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company's subsidiary that is party to the agreement or may require the Company's guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

        The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2017 and 2016, cash and borrowings under lines of credit in the amount of €318,654 and €325,485 were offset under this cash management system.

Other

        At December 31, 2017 and 2016, the Company had €1,080 and €6,644 of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

        The Company is party to an unsecured loan agreement with Fresenius SE under which the Company or FMCH may request and receive one or more short-term advances up to an aggregate amount of $400,000 until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 5 b).

14.   Long-term debt and capital lease obligations

        As of December 31, 2017 and 2016, long-term debt and capital lease obligations consisted of the following:

Long-term debt and capital lease obligations
in € THOUS
	2017	2016
Amended 2012 Credit Agreement	2,017,952	2,244,115
Bonds	3,810,483	4,670,786
Convertible Bonds	386,984	380,735
Accounts Receivable Facility	293,673	165,037
Capital lease obligations	37,704	43,775
Other	131,611	52,656

Long-term debt and capital lease obligations	6,678,407	7,557,104
Less current portion	(883,535)	(724,218)

Long-term debt and capital lease obligations, less current portion	5,794,872	6,832,886

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        As of December 31, 2017 and December 31, 2016, long-term debt and capital lease obligations have the following maturities:

Maturity of long-term debt and capital lease obligations
in € THOUS
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
2017
Amended 2012 Credit Agreement	128,058	656,117	1,242,907	—	2,027,082
Bonds	733,528	1,333,966	1,425,657	333,528	3,826,679
Convertible Bonds	—	400,000	—	—	400,000
Accounts Receivable Facility	—	294,338	—	—	294,338
Capital lease obligations	8,831	14,948	4,860	9,065	37,704
Other	15,220	22,111	41,378	52,933	131,642

Total	885,637	2,721,480	2,714,802	395,526	6,717,445

2016
Amended 2012 Credit Agreement	213,735	2,040,150	—	—	2,253,885
Bonds	474,338	1,788,412	1,390,978	1,043,544	4,697,272
Convertible Bonds	—	—	400,000	—	400,000
Accounts Receivable Facility	—	166,018	—	—	166,018
Capital lease obligations	11,211	13,868	7,707	10,989	43,775
Other	25,790	16,706	6,543	3,644	52,683

Total	725,074	4,025,154	1,805,228	1,058,177	7,613,633

        The Company's long-term debt as of December 31, 2017, all of which ranks equally in rights of payment, are described as follows:

Amended 2012 credit agreement

        The Company originally entered into a syndicated credit facility of $3,850,000 and a 5 year tenor (the "2012 Credit Agreement") on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 and extend the term for an additional two years until October 30, 2019 ("Amended 2012 Credit Agreement"). On July 11, 2017, the Company further amended and extended the Amended 2012 Credit Agreement resulting in a total credit facility of approximately $3,900,000 with maturities in 2020 and 2022. Consistent with the investment grade rating of the Company, the Amended 2012 Credit Agreement is now unsecured and has lower tiered pricing.

        As of December 31, 2017, the Amended 2012 Credit Agreement now consists of:

  •
  Revolving credit facilities of $900,000 and €600,000 which will be due and payable on July 31, 2022.

  •
  A term loan of $1,470,000, also scheduled to mature on July 31, 2022. Quarterly repayments of $30,000 began on October 31, 2017 with the remaining balance outstanding due on the maturity date.

  •
  A term loan of €343,000 scheduled to mature on July 31, 2022. Quarterly repayments of €7,000 began on October 31, 2017 with the remaining balance outstanding due on the maturity date.

  •
  A non-amortizing term loan of €400,000 which is scheduled to mature on July 30, 2020.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Interest on the credit facilities is floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. The applicable margin is variable and depends on the Company's consolidated leverage ratio which is a ratio of its consolidated funded debt less cash and cash equivalents to consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement). At December 31, 2017 and 2016, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 2.48% and 2.15%, respectively. At December 31, 2017 and 2016, the euro-denominated tranches had a weighted average interest rate of 0.81% and 1.25%, respectively.

        The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Company is required to comply with a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents to consolidated EBITDA).

        The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2017 and 2016:

Amended 2012 Credit Agreement – Maximum amount available and balance outstanding in THOUS
	Maximum amount available 2017		Balance outstanding 2017(1)
Revolving credit USD	$900,000	€750,438	$70,000	€58,367
Revolving credit EUR	€600,000	€600,000	€—	€—
USD term loan 5-year	$1,470,000	€1,225,715	$1,470,000	€1,225,715
EUR term loan 5-year	€343,000	€343,000	€343,000	€343,000
EUR term loan 3-year	€400,000	€400,000	€400,000	€400,000

		€3,319,153		€2,027,082

	Maximum amount available 2016		Balance outstanding 2016(1)
Revolving credit USD	$1,000,000	€948,676	$10,187	€9,664
Revolving credit EUR	€400,000	€400,000	€—	€—
USD term loan	$2,100,000	€1,992,221	$2,100,000	€1,992,221
EUR term loan	€252,000	€252,000	€252,000	€252,000

		€3,592,897		€2,253,885

(1)
Amounts shown are excluding debt issuance costs.

        At December 31, 2017 and 2016, the Company had letters of credit outstanding in the amount of $1,690 and $3,550 (€1,409 and €3,368), respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the applicable revolving credit facility.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Bonds

        At December 31, 2017 and 2016, the Company's bonds consisted of the following:

Bonds
in THOUS
Issuer/Transaction	Face amount	Maturity	Coupon	Book value 2017 in €	Book value 2016 in €
FMC US Finance, Inc. 2007	$500,000	July 15, 2017	6 7/8%	—	473,482
FMC Finance VIII S.A. 2011	€400,000	September 15, 2018	6.50%	398,838	397,178
FMC US Finance II, Inc. 2011	$400,000	September 15, 2018	6.50%	332,588	376,886
FMC US Finance II, Inc. 2012	$800,000	July 31, 2019	5.625%	665,637	756,627
FMC Finance VIII S.A. 2012	€250,000	July 31, 2019	5.25%	249,383	248,993
FMC US Finance II, Inc. 2014	$500,000	October 15, 2020	4.125%	414,952	471,300
FMC US Finance, Inc. 2011	$650,000	February 15, 2021	5.75%	538,021	610,670
FMC Finance VII S.A. 2011	€300,000	February 15, 2021	5.25%	298,571	298,108
FMC US Finance II, Inc. 2012	$700,000	January 31, 2022	5.875%	581,261	661,070
FMC US Finance II, Inc. 2014	$400,000	October 15, 2024	4.75%	331,232	376,472

				3,810,483	4,670,786

        All bonds are guaranteed by the Company and by FMCH. The issuers may redeem the bonds at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have the right to request that the issuers repurchase the bonds at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the ratings of the respective bonds.

        The Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. Some of these restrictions were suspended automatically as the rating of the respective bonds reached investment grade status. At December 31, 2017, the Company was in compliance with all of its covenants under the bonds.

Convertible bonds

        On September 19, 2014, the Company issued €400,000 principal amount of equity-neutral convertible bonds (the "Convertible Bonds") which have a coupon of 1.125% and are due on January 31, 2020. The bonds were issued at par. The current conversion price is €73.4408. Since November 2017, bond holders can exercise the conversion rights embedded in the bonds at certain dates. In order to fully offset the economic exposure from the conversion feature, the Company purchased call options on its shares ("Share Options"). Any increase of the Company's share price above the conversion price would be offset by a corresponding value increase of the Share Options. The Company amortizes the remaining cost of these options and various other offering costs over the life of these bonds in the amount of €13,016, effectively increasing the total interest rate to 2.611%. The Convertible Bonds are guaranteed by FMCH.

Accounts Receivable Facility

        The Company refinanced the Accounts Receivable Facility on December 6, 2016 for a term expiring on December 6, 2019 with the available borrowings of $800,000.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        The following table shows the available and outstanding amounts under the Accounts Receivable Facility at December 31, 2017 and December 31, 2016.

Accounts Receivable Facility – Maximum amount available and balance outstanding in THOUS
	Maximum amount available 2017(1)		Balance outstanding 2017(2)
Accounts Receivable Facility	$800,000	€667,056	$353,000	€294,338

	Maximum amount available 2016(1)		Balance outstanding 2016(2)
Accounts Receivable Facility	$800,000	€758,941	$175,000	€166,018

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

        The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $71,244 at December 31, 2017 and $15,647 at December 31, 2016 (€59,404 and €14,844). These letters of credit are not included above as part of the balance outstanding at December 31, 2017 and 2016; however, they reduce available borrowings under the Accounts Receivable Facility.

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

        NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. At December 31, 2017 and 2016, the interest rate was 1.40% and 1.00%, respectively. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

        At December 31, 2017 and 2016, in conjunction with certain acquisitions and investments, the Company had fixed payments outstanding for acquisitions totaling approximately €14,199 and €24,566, respectively, of which €4,453 and €15,248, respectively, were classified as the current portion of long-term debt.

15.   Non-current provisions and other non-current liabilities

        Of the total amount of non-current provisions and other non-current liabilities amounting to €975,645 at December 31, 2017 (2016: €1,027,983), €626,658 (2016: €393,940) are due in between more than one and three years, €195,490 (2016: €335,026) are due in between three to five years and €153,497 (2016: €299,017) are due after five years.

        The item "Other non-current liabilities" in the amount of €821,838 at December 31, 2017 (2016: €917,384) includes, among others, noncontrolling interests subject to put provisions of €361,224 (2016: €478,327), variable payments outstanding for acquisitions of €191,080 (2016: €145,182) and derivatives of €103,461 (2016: €96,272).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        The following table shows the development of non-current provisions in the fiscal year:

Development of non-current provisions
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Utilized	Reversed	Additions	Reclassifications	December 31, 2017
Personnel expenses	59,899	6,243	2,516	(2,420)	(334)	40,084	(5,514)	100,474
Medical malpractice	40,399	(5,311)	—	—	—	7,237	—	42,325
Other non-current provisions	10,301	(648)	1	(358)	(52)	1,764	—	11,008

Non-current provisions	110,599	284	2,517	(2,778)	(386)	49,085	(5,514)	153,807

        Personnel expenses mainly refer to provisions for severance payments, contribution of partial retirement and provisions for share-based plans. As at December 31, 2017, the provisions for share-based plans amounted to €87,967 (2016: €47,944). See note 20.

        The item "Other non-current provisions" in the table above includes provisions for asset retirement obligations.

        The increase during the period in the discounted amount arising from the passage over time and the effect of any change in the discount rate is not material.

16.   Employee benefit plans

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

        Actuarial assumptions generally determine benefit obligations under defined benefit plans. The actuarial calculations require the use of estimates. The main factors used in the actuarial calculations affecting the level of the benefit obligations are: assumptions on life expectancy, the discount rate and future salary and benefit levels. Under the Company's funded plans, assets are set aside to meet future payment obligations. An estimated return on the plan assets is recognized as income in the respective period. Actuarial gains and losses are generated when there are variations in the actuarial assumptions and by differences between the actual and the estimated projected benefit obligations and the return on plan assets for that year. The Company's pension liability is impacted by these actuarial gains or losses.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Defined benefit pension plans

        During the first quarter of 2002 FMCH, the Company's U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2017, FMCH did not have a minimum funding requirement. The Company voluntarily provided €1,107 to the defined benefit plan. Expected funding for 2018 is €1,026.

        The benefit obligation for all defined benefit plans at December 31, 2017, was €792,739 (2016: €811,935) which consists of the gross benefit obligation of €394,677 (2016: €415,743) for the U.S. plan and of €3,995 (2016: €4,015) for the French plan, which are funded by plan assets, and the benefit obligation of €385,835 (2016: €384,003) for the German unfunded plan and the benefit obligation of €8,232 (2016: €8,174) for the two French unfunded plans.

        Related to defined benefit plans the Company is exposed to certain risks. Besides general actuarial risks, e.g. the longevity risk and the interest rate risk, the Company is exposed to market risk as well as to investment risk.

        The following table shows the changes in benefit obligations, the changes in plan assets and the funded status of the pension plans. Benefits paid as shown in the changes in benefit obligations represent

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

payments made from both the funded and unfunded plans while the benefits paid as shown in the changes in plan assets include only benefit payments from the Company's funded benefit plan.

Funded status
in € THOUS
	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	811,935	755,604
Foreign currency translation (gains) losses	(52,135)	12,620
Current service cost	28,463	22,888
Past service cost (incl. Curtailments and settlements)	144	(49)
Interest cost	24,328	26,497
Transfer of plan participants	4	28
Actuarial (gains) losses arising from changes in financial assumptions	(1,038)	45,070
Actuarial (gains) losses arising from changes in demographic assumptions	(2,490)	(10,448)
Actuarial (gains) losses arising from experience adjustments	7,006	(1,416)

Remeasurements	3,478	33,206
Benefits paid	(23,478)	(30,724)
Curtailments and settlements	—	(8,135)

Benefit obligation at end of year	792,739	811,935

Change in plan assets:
Fair value of plan assets at beginning of year	326,663	239,056
Foreign currency translation gains (losses)	(39,792)	11,649
Interest income from plan assets	13,241	10,164
Actuarial gains (losses) arising from experience adjustments	10,318	1,783

Actual return on plan assets	23,559	11,947
Employer contributions	1,107	99,887
Benefits paid	(20,281)	(27,741)
Curtailments and settlements	—	(8,135)

Fair value of plan assets at end of year	291,256	326,663

Funded status at end of year	501,483	485,272

        For the years 2017 and 2016, there were no effects from the asset ceiling.

        At December 31, 2017, the weighted average duration of the defined benefit obligation was 18 years (2016: 19 years).

        The net pension liability as of December 31, 2017 and 2016 is calculated as follows:

Net pension liability
in € THOUS
	2017	2016
Funded status at end of year	501,483	485,272
Benefit plans offered by other subsidiaries	36,304	33,725

Net pension liability	537,787	518,997

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Benefit plans offered by the U.S., Germany and France contain a pension liability of €501,483 and €485,272 at December 31, 2017 and 2016, respectively. The pension liability consists of a current portion of €4,695 (2016: €4,483) which is recorded in the line item "Current provisions and other current liabilities" in the consolidated balance sheets. The non-current portion of €496,788 (2016: €480,789) is recorded in non-current liabilities as "Pension liabilities" in the consolidated balance sheets.

        As of December 31, 2017, €103,519 related to the U.S. pension plan, €385,835 related to the German plan and €12,129 related to the French plans. At December 31, 2016, €89,177 related to the U.S. pension plan, €384,003 related to the German plan and €12,092 related to the French plans. Approximately 72% of the beneficiaries are located in the U.S. and 6% in France with the majority of the remaining 22% located in Germany.

        Benefit plans offered by other subsidiaries outside of the U.S., Germany and France contain separate benefit obligations. The total net pension liability for these other plans was €36,304 and €33,725 at December 31, 2017 and 2016 and consists of a current pension liability of €2,533 (2016: €1,975), which is recognized in the line item "Current provisions and other current liabilities." The non-current pension liability of €33,771 (2016: €31,750) for these plans is recorded in non-current liabilities as "Pension liabilities" in the consolidated balance sheets.

        The discount rates for all plans are based upon yields of portfolios of highly rated debt instruments with maturities that mirror each plan's benefit obligation. The Company's discount rates at December 31, 2017 and 2016 are the weighted average of these plans based upon their benefit obligations.

        The following weighted-average assumptions were utilized in determining benefit obligations at December 31, 2017 and 2016:

Weighted average assumptions
in %
	2017	2016
Discount rate	3.08	3.25
Rate of compensation increase	3.22	3.23
Rate of pension increase	1.45	1.45

Sensitivity analysis

        Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2017 as follows:

Sensitivity analysis
in € THOUS
	0.5% increase	0.5% decrease
Discount rate	(67,330)	77,338
Rate of compensation increase	11,063	(10,880)
Rate of pension increase	29,078	(26,339)

        The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2017. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

        The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        The defined benefit pension plans' net periodic benefit costs are comprised of the following components for the years ended December 31, 2017, 2016 and 2015:

Components of net periodic benefit cost
in € THOUS
	2017	2016	2015
Service cost	28,607	23,777	22,782
Net interest cost	11,087	16,333	15,418

Net periodic benefit costs	39,694	40,110	38,200

        Net periodic benefit cost is allocated as personnel expense within costs of revenues; selling, general and administrative expense; or research and development expense. This is depending upon the area in which the beneficiary is employed.

        The following weighted-average assumptions were used in determining net periodic benefit cost for the years ended December 31, 2017, 2016 and 2015:

Weighted average assumptions
in %
	2017	2016	2015
Discount rate	3.25	3.67	3.21
Rate of compensation increase	3.23	3.27	3.26
Rate of pension increase	1.45	1.69	1.75

        Expected benefit payments are as follows:

Defined benefit pension plans: cash outflows
in € THOUS
	2017	2016
1 year	21,301	21,957
1 - 3 years	47,560	48,294
3 - 5 years	55,223	56,211
5 - 10 years	168,459	173,581

Total	292,543	300,043

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Plan Assets

        The following table presents the fair values of the Company´s pension plan assets at December 31, 2017 and 2016:

Fair values of plan assets
in € THOUS
Asset category	Total	Quoted prices in active markets for identical assets	Significant observable inputs	Total	Quoted prices in active markets for identical assets	Significant observable inputs
		(Level 1)	(Level 2)		(Level 1)	(Level 2)
	2017			2016
Equity investments
Index funds(1)	71,805	(332)	72,137	81,063	(1,994)	83,057
Fixed income investments
Government securities(2)	5,318	4,903	415	2,373	1,804	569
Corporate bonds(3)	199,232	—	199,232	209,011	—	209,011
Other bonds(4)	3,865	—	3,865	5,339	—	5,339
U.S. treasury money market funds(5)	10,938	10,938	—	28,780	28,780	—
Other types of investments
Cash, money market and mutual funds(6)	98	98	—	97	97	—

Total	291,256	15,607	275,649	326,663	28,687	297,976

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
(in THOUS, except share and per share data)

weighted by the allocation of the assets. The range of returns developed relies both on forecasts, which include the actuarial firm's expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class.

        The Company´s overall investment strategy is to achieve a mix of approximately 98% of investments for long-term growth and income and 2% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the plan investment policy and include well diversified index funds or funds targeting index performance.

        The plan investment policy, utilizing a revised target investment allocation in a range around 30% equity and 70% long-term U.S. corporate bonds, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The plan investment policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index and Barclays Capital Long-Corporate Bond Index.

Defined contribution plans

        Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $18 if under 50 years old ($24 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2017, 2016, and 2015, was €48,746, €43,778 and €41,701 respectively.

        Additionally, the Company contributed for the years ended December 31, 2017, 2016, and 2015 €24,329, €20,938 and €19,751 to state pension plans.

17.   Shareholders' equity

Capital stock

        At December 31, 2017, the Company's share capital consists of 308,111,000 bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. The Company's share capital has been fully paid in.

        The General Partner has no equity interest in the Company and, therefore, does not participate in either the assets or the profits and losses of the Company. However, the General Partner is compensated for all outlays in connection with conducting the Company's business, including the remuneration of members of its Management Board and its Supervisory Board (see note 5 c).

        Pursuant to Sections 33 and 34 of the German Securities Trading Act ("WpHG") (Sections 21 and 22 WpHG old version) , any party subject to the notification requirement shall notify the Company when certain mandatory reportable thresholds for voting rights, also by taking account the attribution provisions, are reached, exceeded or fallen below. Section 38 WpHG also stipulates a notification requirement when certain thresholds are reached, exceeded or have fallen below through directly or indirectly held instruments and also, according to Section 39 WpHG when certain thresholds are reached, exceeded or have fallen below through the addition of voting rights according to Section 33 WpHG and instruments according to Section 38 WpHG. Notifications received by the Company subject to the notification requirements were published in accordance with the applicable legal provisions, including publication in the Investors section of the Company's website at www.freseniusmedicalcare.com.

        In a notification dated February 8, 2011, Fresenius SE disclosed to the Company pursuant to Section 33 of the WpHG (under Section 21 WpHG at the date of notification) that it held at 35.74% of the voting rights in FMC-AG & Co. KGaA. At December 31, 2017, Fresenius SE holds 30.63% of the Company's voting rights. Net of treasury shares held by FMC-AG & Co. KGaA in accordance with Section 16 (2) sentence 2 of the German Stock Corporation Act (AktG), Fresenius SE holds 30.80% of the Company's voting rights. In addition, Fresenius SE is the sole stockholder of the General Partner.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        On June 21, 2017, the Ministry of Finance on behalf of the Kingdom of Norway including attributed subsidiaries, disclosed by means of a notification pursuant to Section 33, 34 of the WpHG (under Sections 21 and 22 WpHG at the date of notification), that 2.86% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.04% of the voting rights of FMC-AG & Co. KGaA were held as of June 16, 2017. Furthermore, on October 24, 2017, BlackRock, Inc., Wilmington, DE, U.S., including attributed subsidiaries disclosed pursuant to Section 33, 34 of the WpHG (Sections 21, 22 WpHG old version) that 6.28% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.16% of the voting rights of FMC-AG & Co. KGaA were held as of October 19, 2017.

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

        The subscribed capital comprised solely ordinary shares due to the conversion of all outstanding preference shares into ordinary shares (approved at FMC-AG & Co. KGaA's Annual General Meeting and Preference Shareholder Meeting held on May 16, 2013) as well as the options associated with the preference shares on a 1:1 basis.

Authorized capital

        By resolution of the Company's Annual General Meeting ("AGM") on May 19, 2015, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the Company's share capital until May 18, 2020 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2015/I". Additionally, the newly issued shares may be taken up by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer them to the shareholders of the Company. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible only for fractional amounts. No Authorized Capital 2015/I has been issued at December 31, 2017.

        In addition, by resolution of the AGM of shareholders on May 19, 2015, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company until May 18, 2020 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2015/II". The new shares can also be obtained by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company's shareholders for subscription. The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Partner not significantly lower than the stock price of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2015/II has been issued at December 31, 2017.

        Authorized Capital 2015/I and Authorized Capital 2015/II became effective upon registration with the commercial register of the local court in Hof an der Saale on June 10, 2015.

Conditional capital

        By resolution of the Company's AGM on May 9, 2006, as amended by the resolution of the Company's AGM on May 15, 2007, resolving a three-for-one share split, the Company's share capital was conditionally increased by up to €15,000 corresponding to 15 million ordinary shares with no par value and a calculated proportionate value of €1.00 each, "Conditional Capital 2006/I," (see note 20). The Conditional Capital increase is only executed to the extent subscription rights were awarded under the Stock Option Plan 2006, the holders of the subscription rights exercise their right and the Company does not use Treasury Shares to fulfill the subscription rights with each stock option awarded exercisable for one ordinary share (see note 20). The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares.

        By resolution of the Company's AGM on May 12, 2011, the Company's share capital was conditionally increased with regards to the Stock Option Plan 2011 ("2011 SOP") by up to €12,000 subject to the issue of up to 12 million no par value bearer ordinary shares with a calculated proportionate value of €1.00 each ("Conditional Capital 2011/I"), (see note 20). The Conditional Capital increase is only executed to the extent subscription rights were awarded under the 2011 SOP, the holders of the subscription rights exercise their right and the Company does not use Treasury Shares to fulfill the subscription rights with each stock option awarded exercisable for one ordinary share (see note 20). The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares.

        Through the Company's other employee participation programs, the Company has issued stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive shares. At December 31, 2017, 4,827,134 options remained outstanding with a remaining average term of 5 years under these programs. For the year ending December 31, 2017, 889,209 options had been exercised under these employee participation plans (see note 20).

        Conditional capital at December 31, 2017 was €17,803 in total. Thereof, for all programs, €14,429 was available, which included €10,916 for the 2011 SOP and €3,513 for the 2006 Plan (see note 20).

        A total of 889,209 shares (2016: 907,720 shares) were issued out of Conditional Capital 2006/I and Conditional Capital 2011/I during 2017, increasing the Company's capital stock by €889 (2016: €908).

Treasury stock

        On the basis of the authorization granted by the Company's AGM on May 12, 2011 to conduct a share buy-back program, the Company repurchased 7,548,951 shares in 2013 for an average weighted stock price of €51 per share. The Company retired 6,549,000 of these repurchased shares on February 16, 2016 in order to decrease its share capital.

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
(in THOUS, except share and per share data)

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

        On the basis of the authorization granted by the Company's AGM on May 12, 2016 to conduct a share buy-back program, the Company repurchased 660,000 shares, between December 11, 2017, and December 21, 2017, for an average weighted stock price of €87.79.

        As of December 31, 2017, the Company holds 1,659,951 treasury shares. These shares will be used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares, or to fulfill employee participation programs of the Company.

        The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the repurchased treasury stock:

Treasury Stock
	Average price paid per share	Total number of shares purchased and retired as part of publicly announced plans or programs	Total value of shares(1)
Period	in €		in € THOUS
Purchase of Treasury Stock
May 2013	52.96	1,078,255	57,107
June 2013	53.05	2,502,552	132,769
July 2013	49.42	2,972,770	146,916
August 2013	48.40	995,374	48,174

Repurchased Treasury Stock	51.00	7,548,951	384,966
Retirement of repurchased Treasury Stock
February 2016	51.00	6,549,000	333,973
Purchase of Treasury Stock
December 2017	87.79	660,000	57,938

Total	65.63	1,659,951	108,931

(1)
The value of shares repurchased in 2013 and 2017 is inclusive of fees (net of taxes) paid in the amount of approximately €81 and €12, respectively, for services rendered.

Additional paid-in capital

        Additional paid-in capital is comprised of the premium paid on the issue of shares and stock options, the tax effects from stock options, the compensation expense from stock options, which is recognized according to IFRS 2 as well as changes in ownership interest in a subsidiary that does not result in a loss of control.

Retained earnings

        Retained earnings is comprised of earnings generated by group entities in prior years to the extent that they have not been distributed as well as changes of the noncontrolling interests subject to put provisions.

Dividends

        Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of the Company as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Cash dividends of €293,973 for 2016 in the amount of €0.96 per share were paid on May 16, 2017.

        Cash dividends of €244,251 for 2015 in the amount of €0.80 per share were paid on May 13, 2016.

        Cash dividends of €236,773 for 2014 in the amount of €0.78 per share were paid on May 20, 2015.

Noncontrolling interests

        Noncontrolling interests represent the proportion of the net assets of consolidated subsidiaries owned by minority shareholders. The Company has purchase obligations under options held by the holders of noncontrolling interests in certain of its subsidiaries. These obligations result from contractual put options and are exercisable by the owners of the noncontrolling interests. In addition to noncontrolling interests the potential obligations under these put options are recognized at fair value in other current or non-current liabilities by profit or loss neutral reclassification from equity.

18.   Supplementary information on capital management

        The principle objectives of the Company's capital management strategy are to optimize the weighted average cost of capital and to achieve a balanced mix of total equity and debt. The dialysis industry, in which the Company has a strong market position in global, growing and largely non-cyclical markets, is characterized by stable cash flows. Due to the Company's payors' mostly high credit quality, it is able to generate high, stable, predictable and sustainable cash flows. These generated cash flows allow a reasonable proportion of debt, through the employment of an extensive mix of debt.

        As of December 31, 2017 and December 31, 2016, total equity and debt were as follows:

Total equity, debt and total assets
in € THOUS
	2017	2016
Total equity including noncontrolling interests	10,828,186	11,051,132
Debt	7,447,686	8,132,114
Total assets	24,025,128	25,503,540
Debt in % of total assets	31.0%	31.9%
Total equity in % of total assets (equity ratio)	45.1%	43.3%

        The Company is not subject to any capital requirements provided for in its Articles of Association. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options on the basis of the existing 2011 SOP stock option plan (see note 20).

        Assuring financial flexibility is a top priority in the Company's financing strategy. This flexibility is achieved through a wide range of financing instruments and a high degree of diversification of investors. The Company's maturity profile displays a broad spread of maturities with a high proportion of medium and long-term financings. In the choice of financing instruments market capacity, investor diversification, flexibility, credit conditions and the existing maturity profile are taken into account (see note 14).

        The Company's financing structure and business model are reflected in the investment grade ratings. The Company is covered by the three leading rating agencies, Moody's, Standard & Poor's and Fitch.

Rating(1)
	Standard & Poor's	Moody's	Fitch
Corporate credit rating	BBB–	Baa3	BBB–
Outlook	positive	stable	stable

(1)
A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

19.   Earnings per share

        The following table contains reconciliations of the numerators and denominators of the basic and fully diluted earnings per share computations for 2017, 2016 and 2015:

Reconciliation of basic and fully diluted earnings per share in € THOUS, except share and per share data
	2017	2016	2015
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,279,788	1,143,980	954,946

Denominators:
Weighted average number of shares outstanding	306,563,400	305,748,381	304,440,184
Potentially dilutive shares	719,912	580,313	824,990

Basic earnings per share	4.17	3.74	3.14

Fully diluted earnings per share	4.16	3.73	3.13

20.   Share-based plans

        The Company accounts for its share-based plans in accordance with IFRS 2 (Share-based payments).

Fresenius Medical Care AG & Co. KGaA share-based plans

        At December 31, 2017, the Company has various share-based compensation plans, which may either be equity- or cash-settled.

Fresenius Medical Care AG & Co. KGaA long-term incentive plan 2016

        As of May 11, 2016, the issuance of stock options and phantom stocks under the FMC-AG & Co. KGaA Long-Term Incentive Program 2011 ("LTIP 2011") is no longer possible. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, the Management Board and the supervisory board of Management AG have approved and adopted the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 ("LTIP 2016") as a successor program effective January 1, 2016.

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
(in THOUS, except share and per share data)

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

        With regard to ROIC improvement, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. In 2016, the target ROIC was 7.3% and will increase by 0.2% each subsequent year until 2020. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

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

        During 2017, the Company awarded 614,985 Performance Shares under the LTIP 2016 including 73,746 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €83.40 each and a total fair value of €51,290, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

        During 2016, the Company awarded 642,349 Performance Shares under the LTIP 2016, including 79,888 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €76.19 each and a total fair value of €48,941 which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011

        On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 ("2011 SOP") was established by resolution of the Company's AGM. The 2011 SOP, together with the Phantom

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Stock Plan 2011, which was established by resolution of the General Partner's Management and supervisory boards, forms the Company's LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and phantom stocks. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

        Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company's shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant's heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

        Phantom stock awards under the LTIP 2011 entitle the holders to receive payment in euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of the Company's shares on the exercise date. Phantom stock awards have a five-year term and can be exercised for the first time after a four-year vesting period. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

        During 2015, under the LTIP 2011, the Company awarded 3,073,360 stock options, including 502,980 stock options granted to the Management Board, at a weighted average exercise price of €77.06, a weighted average fair value of €15.00 each and a total fair value of €46,088 which will be amortized over the four-year vesting period. The Company also awarded 607,828 shares of phantom stock, including 62,516 shares of phantom stock granted to members of the Management Board at a measurement date weighted average fair value of €73.81 each and a total fair value of €44,864, which will be revalued if the fair value changes, and amortized over the four-year vesting period.

New incentive bonus plan

        In 2017, the Management Board was eligible for performance-related compensation that depended upon achievement of pre-defined targets. The targets are measured based on the operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

        Performance-related bonuses for fiscal year 2017 consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component for the year 2017 will be paid in the following year, after the consolidated financial statements for 2017 have been approved. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation is capped.

        Share-based compensation related to this plan for years ending 2017, 2016 and 2015 was €3,418, €3,281 and €801, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Fresenius Medical Care AG & Co. KGaA stock option plan 2006

        The Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 ("Amended 2006 Plan") was established with a conditional capital increase up to €12,800, subject to the issue of up to five million no par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. In connection with the share split effected in 2007, the principal amount was adjusted to the same proportion as the share capital out of the capital increase up to €15,000 by the issue of up to 15 million new non-par value bearer ordinary shares. After December 2010, no further grants were issued under the Amended 2006 Plan. As at December 31, 2017 there are no further exercisable stock options under the plan 2006.

        Options granted under the Amended 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant's heirs, and may not be transferred, pledged, assigned, or otherwise disposed of.

Information on holdings under share-based plans

        At December 31, 2017, the Management Board held 819,491 stock options and employees of the Company held 4,007,643 stock options under the various share-based compensation plans of the Company.

        At December 31, 2017, the Management Board held 73,432 phantom shares and employees of the Company held 691,164 phantom shares under the 2011 Incentive Plan.

        At December 31, 2017, the Management Board held 150,993 Performance Shares and employees of the Company held 1,042,923 Performance Shares under the LTIP 2016.

Additional information on stock options

        The table below provides reconciliations for stock options outstanding at December 31, 2017, as compared to December 31, 2016.

Transactions
	Options	Weighted Average Exercise Price
	(in THOUS)	in €
Stock options for shares
Balance at December 31, 2016	6,067	62.98
Granted	—	—
Exercised(1)	889	47.50
Forfeited	351	52.82

Balance at December 31, 2017	4,827	65.67

(1)
The average share price at the date of exercise of the options was €83.01.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2017:

Share Options
	Outstanding			Exercisable
Range of exercise prices in €	Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01 - 50.00	1,630,590	4.41	49.90	278,460	49.75
50.01 - 55.00	254,360	1.59	52.42	254,360	52.42
55.01 - 60.00	226,156	3.12	57.60	174,316	57.30
60.01 - 65.00	—	—	—	—	—
65.01 - 70.00	—	—	—	—	—
70.01 - 75.00	—	—	—	—	—
75.01 - 80.00	2,716,028	5.58	77.04	—	—

	4,827,134	4.86	65.67	707,136	52.57

        At December 31, 2017, there was €9,930 total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted average period of 1 year.

        During the years ended December 31, 2017, 2016, and 2015, the Company received cash of €42,234, €39,438 and €68,745, respectively, from the exercise of stock options (see note 17). The intrinsic value of stock options exercised for the twelve-month periods ending December 31, 2017, 2016, and 2015 was €31,580, €31,410 and €66,594, respectively.

        The compensation expenses related to equity-settled stock option programs are determined based upon the fair value on the grant date and the number of stock options granted which will be recognized over the four year vesting period. In connection with its equity-settled stock option programs, the Company incurred compensation expense of €11,736, €23,210 and €5,933 for the years ending December 31, 2017, 2016 and 2015, respectively.

        The compensation expenses related to cash-settled share based payment transactions are determined based upon the fair value at the measurement date and the number of phantom shares or Performance Shares granted which will be recognized over the four-year vesting period. In connection with cash-settled share based payment transactions, the Company recognized compensation expense of €21,576, €15,509 and €10,755 related to phantom shares for the years ending December 31, 2017, 2016 and 2015, respectively, and €38,882 and €19,513, related to Performance Shares for the year ended December 31, 2017 and 2016.

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
(in THOUS, except share and per share data)

significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2015 grants are as follows:

Weighted Average Assumptions
2015
Expected dividend yield	1.46%
Risk-free interest rate	0.44%
Expected volatility	22.32%
Expected life of options	8 years
Weighted average Exercise price in €	77.06
Weighted average Share price at grant date in €	77.25

Subsidiary stock incentive plans

        Subsidiary stock incentive plans were established during 2014 in conjunction with two acquisitions made by the Company. Under these plans, two of the Company's subsidiaries are authorized to issue a total of 116,103,806 Incentive Units. The Incentive Units have two types of vesting conditions: a service condition and a performance condition. Of the total Incentive Units granted, eighty percent vest ratably over a four year period and twenty percent vest upon the achievement of certain of the relevant subsidiary's performance targets over a six year vesting period (the "Performance Units").

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

        As of December 31, 2017, 2016 and 2015, €2,041, €13,820 and €15,721, respectively, total unrecognized compensation expenses related to unvested Incentive Units under the plans. These costs are expected to be recognized over a weighted average period of 1.3 years.

        The Company used the Monte Carlo pricing model in determining the fair value of the awards under this incentive plan. Option valuation models require the input of subjective assumptions including expected stock price volatility. The Company's assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries.

21.   Operating leases and rental payments

        The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2063. Rental expense recorded for operating leases for the years ended December 31, 2017, 2016 and 2015 was €823,446, €756,393 and €690,830, respectively. For information regarding operating leases with related parties, see note 5 a).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Future minimum rental payments under non-cancelable operating leases for the five years succeeding December 31, 2017 and 2016 and thereafter are:

Future minimum rental payments
in € THOUS
	2017	2016
1 year	728,312	702,436
1 - 3 years	1,246,719	1,138,767
3 - 5 years	934,725	827,555
Over 5 years	1,595,270	1,291,060

Total	4,505,026	3,959,818

22.   Commitments and contingencies

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

        On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that the Company sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. Although the United States initially declined to intervene in the case, the government subsequently changed position. On April 3, 2017, the court allowed the government to intervene with respect only to certain hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. The court rejected the government's request to conduct new discovery, but is allowing FMCH to take discovery against the government as if the government had intervened at the outset.

        Beginning in 2012, the Company received certain communications alleging conduct in countries outside the U.S. that might violate the FCPA or other anti-bribery laws. Since that time, the Company's Supervisory Board, through its Audit and Corporate Governance Committee, has conducted investigations with the assistance of independent counsel. In a continuing dialogue, the Company voluntarily advised the SEC and the DOJ about these investigations, while the SEC and DOJ (collectively the "government" or "government agencies") have conducted their own investigations, in which the Company has cooperated.

        In the course of this dialogue, the Company has identified and reported to the government, and has taken remedial actions including employee disciplinary actions with respect to, conduct that might result in the government agencies' seeking monetary penalties or other sanctions against the Company under the FCPA or other anti-bribery laws and impact adversely the Company's ability to conduct business in certain

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

jurisdictions. The Company has recorded in prior periods a non-material accrual for certain adverse impacts that were identified.

        The Company has substantially concluded its investigations and undertaken discussions toward a possible settlement with the government agencies that would avoid litigation over government demands related to certain identified conduct. These discussions are continuing and have not yet achieved an agreement-in-principle; failure to reach agreement and consequent litigation with either or both government agencies remains possible. The discussions have revolved around possible bribery and corruption questions principally related to certain conduct in the Company's products business in a number of countries.

        The Company has recorded a charge of €200,000 in the accompanying financial statements. The charge is based on ongoing settlement negotiations that would avoid litigation between the Company and the government agencies and represents an estimate from a range of potential outcomes estimated from current discussions. The charge encompasses government agencies claims for profit disgorgement, as well as accruals for fines or penalties, certain legal expenses and other related costs or asset impairments.

        The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to FCPA and other anti-bribery law compliance.

        On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits pending in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH's acid concentrate products NaturaLyte® and GranuFlo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the United States District Court for the District of Massachusetts. In Re: Fresenius GranuFlo/NaturaLyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts and the St. Louis City (Missouri) court subsequently established similar consolidated litigation for their cases. In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). Similar cases were filed in other state courts. The lawsuits alleged generally that inadequate labeling and warnings for these products caused harm to patients. On February 17, 2016, the Company reached with a committee of plaintiffs' counsel and reported to the courts an agreement in principle for settlement of potentially all cases. The agreement in principle called for the Company to pay $250,000 into a settlement fund in exchange for releases of substantially all the plaintiffs' claims, subject to the Company's right to void the settlement under certain conditions.

        On November 28, 2017, after the plaintiff committee and the Company determined that the condition of settlement related to minimum participation had been satisfied, the Company and its insurers funded and consummated the settlement on or about this date. The Company understands that fewer than fifty (50) plaintiffs with cases pending in the U.S. District Court for Massachusetts (Boston); Los Angeles, California county court; or Birmingham, Alabama county court declined to participate in the settlement and intend to continue litigation. These remaining cases represent less than 0.5% of the total cases filed. In some instances, the non-participating plaintiffs' counsel have moved to withdraw and no substitute counsel has been engaged.

        The Company's affected insurers funded $220,000 of the settlement fund, with a reservation of rights regarding certain coverage issues between and among the Company and its insurers. The Company accrued a net expense of $60,000 for consummation of the settlement, including legal fees and other anticipated costs.

        Following entry of the agreement in principle, the Company's insurers in the AIG group and the Company each initiated litigation against the other, in New York and Massachusetts state courts respectively, relating to the AIG group's coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by the Company for a portion of its $220,000 outlay; the Company seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by the Company, and to compel the AIG group to honor defense and indemnification obligations, if any, required for resolution of cases not participating in the settlement.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Certain of the complaints in the GranuFlo®/NaturaLyte® litigation named combinations of FMC-AG & Co. KGaA, Management AG, Fresenius SE and Fresenius Management SE as defendants, in addition to FMCH and its domestic United States affiliates. Plaintiffs participating in the settlement dismissed and released their claims encompassing the European defendants.

        Four institutional plaintiffs filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation, but seeking as remedy the repayment of sums paid to FMCH attributable to the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. The four plaintiffs are the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County).

        In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

        In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis – Hawaii,  LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. FMCH filed third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for April 2019.

        On August 31 and November 25, 2015, respectively, FMCH received subpoenas under the False Claims Act from the United States Attorneys for the District of Colorado and the Eastern District of New York inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. On March 20, 2017, FMCH received a subpoena in the Western District of Tennessee inquiring into certain of the operations of dialysis facility joint ventures with the University of Tennessee Medical Group, including joint ventures in which FMCH's interests were divested to Satellite Dialysis in connection with FMCH's acquisition of Liberty Dialysis in 2012. FMCH is cooperating in these investigations.

        On October 6, 2015, the Office of Inspector General of the United States Department of Health and Human Services ("OIG") issued a subpoena under the False Claims Act to the Company seeking information about utilization and invoicing by Fresenius Vascular Care, now known as Azura Vascular Care, facilities as a whole for a period beginning after the Company's acquisition of American Access Care LLC in October 2011 ("AAC"). On August 24, 2017, an additional and more detailed subpoena on the same topics was issued by the United States Attorney for the Eastern District of New York (Brooklyn), which has managed the Azura investigation from its outset. The Company is cooperating in the government's inquiry. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro® as well as FMCH's interactions with DaVita Healthcare Partners, Inc. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. The Company understands that this investigation is substantively independent of the $63,700 settlement by Davita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

        On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct may subject the Company to liability for overpayments and penalties under applicable laws.

        On December 12, 2017, the Company sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the sale agreement, the Company retains responsibility for the Brooklyn investigation and its outcome. The Company continues to cooperate in the ongoing investigation.

        On December 14, 2016, the Center for Medicare & Medicaid Services ("CMS"), which administers the federal Medicare program, published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment." The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund ("AKF" or "the Fund"). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

        On January 25, 2017, a federal district court in Texas responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH preliminarily enjoined CMS from implementing the IFR. Dialysis Patient Citizens v. Burwell, 2017 Civ. 0016 (E.D. Texas, Sherman Div.). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute.

        On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request, that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court on June 27, 2017.

        The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar administrative actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful, these efforts would have a material adverse impact on the Company's operating results.

        On January 3, 2017, the Company received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into the Company's interactions and relationships with the AKF, including the Company's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating in the investigation, which the Company understands to be part of a broader investigation into charitable contributions in the medical industry.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning the Company's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

        In 2011, FMCH received a subpoena from the United States Attorney for the Eastern District of New York (Brooklyn) requesting information under the False Claims Act concerning an assay manufactured by Bayer Diagnostics. Bayer Diagnostics was later acquired by Siemens. The assay is used to test for the serum content of parathyroid hormone (PTH). The assay has been widely used by FMCH and others in the dialysis industry for assessment of bone mineral metabolism disorder, a common consequence of kidney failure. FMCH responded fully and cooperatively to the subpoena, but concluded that it was not the focus or target of the US Attorney's investigation. On March 16, 2017, the US Attorney elected not to intervene on a sealed relator (whistleblower) complaint first filed in January 2011 that underlay the investigation. After the US Attorney declined intervention, the United States District Court for the Eastern District unsealed the complaint and ordered the relator to serve and otherwise proceed on his own. On August 14, 2017, FMCH was dismissed with prejudice from the litigation on relator's motion. The litigation continued against other defendants Patriarca v. Bayer Diagnostics n/k/a Siemens et alia, 2011 Civ. 00181 (E.D.N.Y.).

        The Company received a subpoena dated December 11, 2017 from the United States Attorney for the Eastern District of California (Sacramento) requesting information under the False Claims Act concerning Spectra Laboratories, the Company's affiliate engaged in laboratory testing for dialysis patients. The inquiry relates to allegations that certain services or materials provided by Spectra to its outpatient dialysis facility customers constitute unlawful kickbacks. The Company understands that the allegations originate with an industry competitor and is cooperating in the investigation.

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
(in THOUS, except share and per share data)

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

        The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world, and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

        The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company's policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

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

        Other than those individual contingent liabilities mentioned above, as well as in note 8 and note 21, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

23.   Financial instruments

        The Company applies IFRS 7 (Financial Instruments: Disclosures). Thereby the following categories according to IAS 39 (Financial Instruments: Recognition and Measurement) are relevant: financial assets at fair value through profit or loss, loans and receivables, financial liabilities at fair value through profit or loss as well as financial liabilities recognized at amortized cost and available for sale financial assets.

        The following table demonstrates the combination between categories and classes as well as the classes allocated to the balance sheet items:

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Valuation of financial instruments

        The carrying amounts of financial instruments at December 31, 2017 and 2016, classified into categories according to IAS 39, can be seen in the following table:

Carrying amount of financial instrument categories
in € THOUS
	2017	2016
Loans and receivables	3,573,597	3,835,800
Financial liabilities recognized at amortized cost	(9,594,293)	(10,449,169)
Financial assets at fair value through profit or loss	113,713	132,406
Financial liabilities at fair value through profit or loss	(317,745)	(339,701)
Available for sale financial assets(1)	19,493	256,437
Not assigned to a category	261,484	(194,176)

(1)
The impact on the consolidated statements of shareholders' equity is not material.

        The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2017 and 2016:

Carrying amount and fair value of financial instruments
in € THOUS
	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivative financial instruments
Cash and cash equivalents	978,109	978,109	708,882	708,882
Assets recognized at carrying amount(1)	3,728,097	3,728,097	3,987,806	3,987,806
Assets recognized at fair value	19,493	19,493	256,437	256,437
Liabilities recognized at carrying amount(2)	(9,631,997)	(10,038,690)	(10,492,944)	(10,993,377)
Liabilities recognized at fair value	(205,791)	(205,791)	(223,504)	(223,504)
Noncontrolling interests subject to put provisions	(830,773)	(830,773)	(1,007,733)	(1,007,733)
Derivative financial instruments
Derivatives not designated as hedging instruments	1,759	1,759	16,209	16,209
Derivatives designated as hedging instruments	(2,648)	(2,648)	(3,556)	(3,556)

(1)
Not included are "Other current and non-current assets" that do not qualify as financial instruments (December 31, 2017: €653,449 and December 31, 2016: €850,630).

(2)
Not included are "Current and non-current provisions and other current and non-current liabilities" that do not qualify as financial instruments (December 31, 2017: €1,221,209 and December 31, 2016: €1,190,462).

        Derivative and non-derivative financial instruments that are measured at fair value are categorised in the following three-tier value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions.

        The valuation of the Company's derivatives was determined using significant other observable inputs (Level 2).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Non-derivative financial instruments

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

        The fair value of available for sale financial assets quoted in an active market is based on price quotations at the period-end date (Level 1).

        Long-term debt is recognized at its carrying amount. The fair values of major long-term debt are calculated on the basis of market information (Level 2). Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

        Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company's expectation of these factors (Level 3). The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

        Following is a roll forward of variable payments outstanding for acquisitions for the years ended 2017, 2016 and 2015:

Variable payments outstanding for acquisitions
in € THOUS
	2017	2016	2015
Beginning balance at January 1,	223,504	51,125	41,911
Acquisitions and divestitures	21,128	195,701	31,712
Repayments	(32,764)	(25,826)	(24,760)
(Gain) Loss recognized in profit or loss	(2,685)	613	(1,080)
Foreign currency translation and other changes	(3,391)	1,891	3,342

Ending balance at December 31,	205,792	223,504	51,125

        Noncontrolling interests subject to put provisions are recognized at their fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors (Level 3). Additionally, there are put provisions that are valued by an external valuation firm. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue (Level 3). When applicable, the obligations are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Following is a roll forward of noncontrolling interests subject to put provisions for the years ended 2017, 2016 and 2015:

Noncontrolling interests subject to put provisions
in € THOUS
	2017	2016	2015
Beginning balance at January 1,	1,007,733	791,075	551,045
Contributions to noncontrolling interests	(164,404)	(169,260)	(148,562)
Purchase of noncontrolling interests	(121,057)	(1,785)	(3,237)
Sale of noncontrolling interests	70,528	53,919	10,370
Contributions from noncontrolling interests	14,794	29,144	15,096
Expiration of put provisions and other reclassifications	(6,329)	(8,814)	4,692
Changes in fair value of noncontrolling interests	(20,012)	115,627	154,235
Net income	160,916	164,515	143,422
Foreign currency translation	(111,396)	33,312	64,014

Ending balance at December 31,	830,773	1,007,733	791,075

        Credit risk resulting from a decrease in the value of the Company's financing receivables and allowances on credit losses of financing receivables are immaterial.

Derivative financial instruments

Market risk

        The Company is exposed to effects related to foreign exchange fluctuations in connection with its international business activities that are denominated in various currencies. In order to finance its business operations, the Company issues bonds and enters mainly into long-term credit agreements with banks. Due to these financing activities, the Company is exposed to changes in the interest rate as well as to price risks of balance sheet items with a fixed interest rate.

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

        To reduce the credit risk arising from derivatives the Company entered into Master Netting Agreements with banks. Through such agreements, positive and negative fair values of the derivative contracts could be offset against one another if a partner becomes insolvent. This offsetting is valid for transactions where the aggregate amount of obligations owed to and receivable from are not equal. If insolvency occurs, the party which owes the larger amount is obliged to pay the other party the difference between the amounts owed in the form of one net payment.

        These master netting agreements do not provide a basis for offsetting the fair values of derivative financial instruments in the statement of financial position as the offsetting criteria under IFRS are not satisfied.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        At December 31, 2017 and December 31, 2016, the Company had €11,574 and €24,312 of derivative financial assets subject to netting arrangements and €12,730 and €26,751 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of €5,505 and €13,673 as well as net liabilities of €6,661 and €16,112 at December 31, 2017 and December 31, 2016, respectively.

        The Company calculates benchmarks for individual exposures in order to quantify interest and foreign exchange risks. The benchmarks are derived from achievable and reasonable market rates. Depending on the individual benchmarks, hedging strategies are agreed on and implemented.

        Earnings of the Company were not materially affected by hedge ineffectiveness in the reporting period since the critical terms of the interest and foreign exchange derivatives matched mainly the critical terms of the underlying exposures.

        In connection with the issuance of the Convertible Bonds in September 2014, the Company purchased Share Options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the Share Options.

Foreign exchange risk management

        The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes in accordance with Section 315e of the German Commercial Code ("HGB") the Company has chosen the euro as its reporting currency. Therefore, changes in the rate of exchange between the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements.

        Additionally, individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. At December 31, 2017 and December 31, 2016, the Company had no foreign exchange options.

        Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in AOCI. Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps to assure that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenue for those contracts that hedge product purchases and sales or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totalled €91,068 and €103,358 at December 31, 2017 and December 31, 2016, respectively.

        The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totalled €665,108 and €1,407,611 at December 31, 2017 and December 31, 2016, respectively.

        The Company uses a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risks are the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. Under the CFaR approach, the potential currency fluctuations of these net exposures are shown as probability

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

distributions based on historical volatilities and correlations of the preceding 250 business days. The calculation is made assuming a confidence level of 95% and a holding period of up to one year. The aggregation of currency risks has risk-mitigating effects due to correlations between the transactions concerned, i.e. the overall portfolio's risk exposure is generally less than the sum total of the underlying individual risks. At December 31, 2017, the Company's CFaR amounts to €50,813, this means with a probability of 95% a potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months will be not higher than €50,813.

        Significant influence on the Company's foreign currency risk is exerted by the U.S. dollar, the Chinese Yuan Renminbi, the South Korea Won, the Russian Ruble and the Indian Rupee. The following table shows the Company's most significant net positions in foreign currencies at December 31, 2017:

Significant net positions in foreign currencies
in € THOUS
2017
USD	198,755
CNY	150,384
KRW	81,285
RUB	72,410
INR	44,655

Interest rate risk management

        The Company's interest rate risks mainly arise from money market and capital market transactions of the group for financing its business activities.

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

        For purposes of analysing the impact of changes in the relevant reference interest rates on the Company's results of operations, the Company calculates the portion of financial debt which bears variable interest rate and which has not been hedged by means of interest rate swaps or options against rising interest rates. For this particular part of its liabilities, the Company assumes an increase in the reference rates of 0.5% compared to the actual rates as of the balance sheet date. The corresponding additional annual interest expense is then compared to the Company's net income. This analysis shows that an increase of 0.5% in the relevant reference rates would have an effect of less than 1% on the consolidated net income and the shareholder's equity of the Company.

        The effective portion of gains and losses of derivatives designated as cash flow hedges is deferred in AOCI; the amount of gains and losses reclassified from AOCI are recorded in interest income and interest expenses.

        At December 31, 2017 and December 31, 2016, the notional amount of the euro-denominated interest rate swaps in place was €228,000 and €252,000.

        In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future long-term debt issuance. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2017 and December 31, 2016, the Company had €16,495 and €35,814, respectively, related to settlements of pre-hedges deferred in AOCI, net of tax.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Derivative financial instruments valuation

        The following table shows the carrying amounts of the Company's derivatives at December 31, 2017 and December 31, 2016:

Derivative financial instruments valuation
in € THOUS
	2017		2016
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships(1)
Current
Foreign exchange contracts	531	(2,182)	2,018	(4,101)
Non-current
Foreign exchange contracts	30	(11)	17	(76)
Interest rate contracts	—	(1,016)	—	(1,414)

Total	561	(3,209)	2,035	(5,591)

Derivatives not designated as hedging instruments(1)
Current
Foreign exchange contracts	11,279	(9,520)	37,743	(21,415)
Non-current
Foreign exchange contracts	—	—	—	(119)
Derivatives embedded in the Convertible Bonds	—	(102,434)	—	(94,663)
Share Options to secure the Convertible Bonds	102,434	—	94,663	—

Total	113,713	(111,954)	132,406	(116,197)

(1)
At December 31, 2017 and December 31, 2016, the valuation of the Company's derivatives was determined using significant other observable inputs (Level 2).

(2)
Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

        The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Other current assets in the consolidated balance sheets while the current portion of those indicated as liabilities are included in Current provisions and other current liabilities. The non-current portions indicated as assets or liabilities are included in the consolidated balance sheets in Other non-current assets or Non-current provisions and other non-current liabilities, respectively.

        The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

        The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency. The fair value of the embedded derivative of the Convertible Bonds is calculated using the difference between the market value of the Convertible Bonds and the market value of an adequate straight bond discounted with the market interest rates as of the reporting date.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The effect of financial instruments on the consolidated statements of income

        The effects of financial instruments recorded in the consolidated statements of income consist of interest income of €43,297 (2016: €42,139), interest expense of €397,187 (2016: €408,508) as well as allowances for doubtful accounts of €549,631 (2016: €430,974).

        Interest income in 2017 primarily results from the valuation of the Share Options which the Company purchased in connection with the issuance of the Convertible Bonds, interest on overdue receivables and lease receivables. In 2016 a large part of interest income results from the valuation of the derivatives embedded in the Convertible Bonds.

        The major part of interest expenses relates to financial liabilities of the Company which are not accounted for at fair value through profit or loss.

        In the fiscal year 2017 net losses from foreign currency transactions amount to €36,159 (2016: net gains €5,688).

        The following table shows the effect of derivatives on the consolidated financial statements:

The effect of derivatives on the consolidated financial statements in € THOUS
	Amount of Gain (Loss) recognized in AOCI on derivatives (effective portion) for the year ended December 31,			Amount of (Gain) Loss reclassified from AOCI in Income (effective portion) for the year ended December 31,
			Location of (Gain) Loss reclassified from AOCI in Income (effective portion)
Derivatives in cash flow hedging relationships	2017	2016		2017	2016
Interest rate contracts	(388)	1,050	Interest income/expense	27,875	26,335
Foreign exchange contracts	2,001	(2,407)	Costs of Revenue	(1,505)	133

	1,613	(1,357)		26,370	26,468

		Amount of (Gain) Loss recognized in Income on derivatives for the year ended December 31,
	Location of (Gain) Loss recognized in Income on derivatives
Derivatives not designated as hedging instruments		2017	2016
Foreign exchange contracts	Selling, general and administrative expenses	(8,275)	(2,109)
Foreign exchange contracts	Interest income/expense	9,435	2,937
Derivatives embedded in the Convertible Bonds	Interest income/expense	7,771	(11,877)
Share Options to secure the Convertible Bonds	Interest income/expense	(7,771)	11,877

		1,160	828

        At December 31, 2017, the Company had foreign exchange derivatives with maturities of up to 14 months and interest rate swaps with maturities of up to 22 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        The following table shows when the cash flow from derivative financial instruments is expected to occur:

Cash Flow from derivative financial instruments
in € THOUS
	Expected in period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2017
Designated as hedging instrument	(2,370)	(530)	—	—
Not designated as hedging instrument	1,762	—	—	—
2016
Designated as hedging instrument	(2,879)	(953)	—	—
Not designated as hedging instrument	16,331	(119)	—	—

Credit risk

        The Company is exposed to potential losses in the event of non-performance by counterparties. With respect to derivative financial instruments it is not expected that any counterparty fails to meet its obligations as the counterparties are highly rated financial institutions. The maximum credit exposure of derivatives is represented by the fair value of those contracts with a positive fair value at the balance sheet date. The maximum credit exposure of all derivatives amounted to €114,274 at December 31, 2017 (2016: €134,441). The maximum credit risk resulting from the use of non-derivative financial instruments is defined as the total amount of all receivables and cash and cash equivalents. In order to control this credit risk, the Management of the Company carries out an ageing analysis of trade accounts receivable. For details on the ageing analysis and on the allowance for doubtful accounts, please see note 7.

Liquidity risk

        The liquidity risk is defined as the risk that a company is potentially unable to meet its financial obligations. The Management of the Company manages the liquidity of the group by means of effective working capital and cash management as well as an anticipatory evaluation of refinancing alternatives. The Management of the Company believes that existing credit facilities, net cash provided by operating activities and additional short-term debt are sufficient to meet the Company's foreseeable demand for liquidity (see note 13).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        The following table shows all non-discounted payments agreed by contract concerning financial liabilities and derivative financial instruments recorded in the consolidated balance sheets:

Payments agreed by contracts
in € THOUS
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2017
Accounts payable	590,493	11	—	—
Accounts payable to related parties	147,349	—	—	—
Other current financial liabilities	1,446,458	—	—	—
Short-term debt(1)	769,279	—	—	—
Long-term debt and capital lease obligations(2)(3)	198,585	1,463,857	1,328,177	66,063
Bonds	946,099	1,613,103	1,532,235	365,213
Variable payments outstanding for acquisitions	15,921	87,533	116,776	16,918
Noncontrolling interests subject to put provisions	473,189	200,299	81,424	115,960
Letters of credit	—	59,404	1,409	—
Derivative financial instruments – in cash flow hedging relationships	2,901	560	—	–
Derivative financial instruments – not designated as hedging instrument	9,523	102,434	—	—
2016
Accounts payable	575,556	101	—	—
Accounts payable to related parties	264,069	—	—	—
Other current financial liabilities	1,521,104	—	—	—
Short-term debt(1)	575,010	—	—	—
Long-term debt and capital lease obligations(2)(3)	302,133	2,320,334	418,309	19,865
Bonds	741,243	2,206,333	1,601,433	1,117,126
Variable payments outstanding for acquisitions	78,717	43,659	107,145	23,042
Noncontrolling interests subject to put provisions	527,243	229,508	173,819	136,443
Letters of credit	—	18,212	—	—
Derivative financial instruments – in cash flow hedging relationships	4,897	970	—	—
Derivative financial instruments – not designated as hedging instrument	21,427	94,782	—	—

(1)
Includes amounts from related parties.

(2)
Future interest payments for financial liabilities with variable interest rates were calculated using the latest interest rates fixed prior to December 31, 2017 and 2016.

(3)
Excluding Bonds.

        Product purchases and sales designated as cash flow hedges are expected to affect profit and loss in the same period in which the cash flows occur.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

24.   Other comprehensive income (loss)

        The changes in the components of other comprehensive income (loss) for the years ended December 31, 2017, 2016, and 2015 are as follows:

Other comprehensive income (loss)
in € THOUS
	2017			2016			2015
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Components that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit pension plans	6,840	(27,393)	(20,553)	(31,423)	7,085	(24,338)	30,169	(8,830)	21,339
Components that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustment	(1,284,173)	—	(1,284,173)	368,429	—	368,429	674,727	—	674,727
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	1,613	(430)	1,183	(1,357)	568	(789)	12,700	(4,070)	8,630
Reclassification adjustments	26,370	(7,977)	18,393	26,468	(7,607)	18,861	41,496	(11,317)	30,179

Total other comprehensive income (loss) relating to cash flow hedges	27,983	(8,407)	19,576	25,111	(7,039)	18,072	54,196	(15,387)	38,809

Other comprehensive income (loss)	(1,249,350)	(35,800)	(1,285,150)	362,117	46	362,163	759,092	(24,217)	734,875

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

25.   Supplementary cash flow information

        The following additional information is provided with respect to net cash provided by (used in) investing activities for the years ended December 31, 2017, 2016 and 2015:

Details for net cash provided by (used in) investing activities in € THOUS
	2017	2016	2015
Details for acquisitions
Assets acquired	(758,720)	(792,941)	(194,703)
Liabilities assumed	128,552	113,491	31,402
Noncontrolling interests subject to put provisions	68,069	43,628	6,870
Noncontrolling interests	14,293	14,448	886
Non-cash consideration	8,851	220,849	62,400

Cash paid	(538,955)	(400,525)	(93,145)
Less cash acquired	17,630	20,660	2,878

Net cash paid for acquisitions	(521,325)	(379,865)	(90,267)

Cash paid for investments	(17,999)	(129,764)	(165,931)
Cash paid for intangible assets	(26,370)	(12,171)	(29,345)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(565,694)	(521,800)	(285,543)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	157,025	1,324	38,753
Cash received from divestitures of available for sale financial assets	256,136	116,922	—
Cash received from repayment of loans	2,227	72,001	188,070

Proceeds from divestitures	415,388	190,247	226,823

        The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2017:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
	January 1, 2017	Cash Flow	Acquisitions	Foreign currency translation	Amortization of debt issuance costs	New leases	Other	December 31, 2017
Short-term debt	572,010	202,687	(5,091)	(9,298)	—	—	(29)	760,279
Short-term debt from related parties	3,000	6,000	—	—	—	—	—	9,000
Long-term debt and capital lease obligations (excluding Accounts Receivable Facility)(1)	7,392,067	(491,428)	108,535	(656,556)	20,109	8,801	3,206	6,384,734
Accounts Receivable Facility	165,037	157,564	—	(29,138)	210	—	—	293,673

(1)
Cash Flow excluding repayments of variable payments outstanding for acquisitions in the amount of €25,590.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

26.   Segment and corporate information

        The Company's operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies.

        Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        Information pertaining to the Company's segment and Corporate activities for the twelve-month periods ended December 31, 2017, 2016 and 2015 is set forth below:

Segment and corporate information
in € THOUS
	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Segment Total	Corporate	Total
2017
Revenue external customers	12,878,665	2,547,055	1,623,312	719,792	17,768,824	14,748	17,783,572
Inter – segment revenue	1,898	16	356	374	2,644	(2,644)	—

Revenue	12,880,563	2,547,071	1,623,668	720,166	17,771,468	12,104	17,783,572

Operating income	2,086,391	443,725	313,042	58,349	2,901,507	(539,068)	2,362,439

Interest	—	—	—	—	—	—	(353,890)

Income before income taxes	—	—	—	—	—	—	2,008,549
Depreciation and amortization	(398,235)	(119,044)	(45,401)	(17,929)	(580,609)	(154,870)	(735,479)
Income (loss) from equity method investees	71,739	(7,159)	1,919	700	67,199	—	67,199
Total assets	15,556,059	3,585,486	2,074,150	670,126	21,885,821	2,139,307	24,025,128
thereof investment in equity method investees	342,462	181,870	98,281	24,396	647,009	—	647,009
Additions of property, plant and equipment and intangible assets	526,652	130,755	52,861	41,637	751,905	241,052	992,957
2016
Revenue external customers	12,030,093	2,409,110	1,474,132	643,373	16,556,708	13,007	16,569,715
Inter – segment revenue	3,105	—	31	241	3,377	(3,377)	—

Revenue	12,033,198	2,409,110	1,474,163	643,614	16,560,085	9,630	16,569,715

Operating income	1,936,079	474,396	289,434	59,162	2,759,071	(350,169)	2,408,902

Interest	—	—	—	—	—	—	(366,369)

Income before income taxes	—	—	—	—	—	—	2,042,533
Depreciation and amortization	(389,217)	(109,128)	(43,344)	(15,577)	(557,266)	(144,270)	(701,536)
Income (loss) from equity method investees	58,547	(2,637)	1,372	1,357	58,639	—	58,639
Total assets	17,281,852	3,576,784	1,762,903	691,980	23,313,519	2,190,021	25,503,540
thereof investment in equity method investees	289,400	187,169	96,513	25,072	598,154	—	598,154
Additions of property, plant and equipment and intangible assets	522,406	118,671	49,907	33,414	724,398	248,936	973,334
2015
Revenue external customers	11,016,596	2,369,255	1,353,273	690,783	15,429,907	24,951	15,454,858
Inter – segment revenue	4,770	1	129	403	5,303	(5,303)	—

Revenue	11,021,366	2,369,256	1,353,402	691,186	15,435,210	19,648	15,454,858

Operating income	1,648,193	522,310	269,841	43,428	2,483,772	(355,271)	2,128,501

Interest	—	—	—	—	—	—	(352,825)

Income before income taxes	—	—	—	—	—	—	1,775,676
Depreciation and amortization	(360,012)	(103,641)	(40,178)	(13,371)	(517,202)	(130,965)	(648,167)
Income (loss) from equity method investees	18,746	6,147	2,277	1,178	28,348	—	28,348
Total assets(1)	15,816,770	3,010,906	1,580,433	555,187	20,963,296	2,282,986	23,246,282
thereof investment in equity method investees	237,487	189,237	95,537	23,694	545,955	—	545,955
Additions of property, plant and equipment and intangible assets	461,846	117,593	42,594	45,002	667,035	244,372	911,407

(1)
Prior year information was adjusted to conform to the current year's presentation due to a reclass of deferred taxes at December 31, 2015 in the amount of €154,181.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

Geographic Presentation
in € THOUS
	Germany	North America	Rest of the World	Total
2017
Revenue external customers	433,105	12,878,665	4,471,802	17,783,572
Long-lived assets	908,633	13,037,452	3,131,506	17,077,591
2016
Revenue external customers	380,887	12,030,093	4,158,735	16,569,715
Long-lived assets	838,121	14,380,369	2,863,802	18,082,292
2015
Revenue external customers	360,884	11,016,596	4,077,378	15,454,858
Long-lived assets	496,756	13,500,024	2,593,004	16,589,784

27.   Subsequent events

        No significant activities have taken place subsequent to the balance sheet date December 31, 2017 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company's structure, management, legal form or personnel.

28.   Compensation of the Management Board and the supervisory board

I. Compensation of the Management Board of the General Partner

        The total compensation of the members of the Management Board of Fresenius Medical Care Management AG for the fiscal year 2017 amounted to €23,302 (2016: €23,626) and consisted of non-performance-related compensation (including additional benefits) in the total amount of €5,768 (2016: €5,535), short-term performance-related compensation in the total amount of €8,640 (2016: €8,641) and components with long-term incentive effects (multi-year variable remuneration) in the total amount of €8,894 (2016: €9,450). Components with long-term incentive effects, which were granted in or for the 2017 fiscal year, include exclusively share-based compensation with cash settlement.

        Under the Fresenius Medical Care Long-Term Incentive Plan 2016 (hereinafter: "LTIP 2016"), a total of 73,746 performance shares (in 2016: 79,888) were allocated to the members of the Management Board of Fresenius Medical Care Management AG, in the fiscal year 2017. The fair value of the performance shares granted in the fiscal year 2017 was €75.12 (in 2016: €76.80) each for grants denominated in euro and $86.39 (in 2016: $85.06) each for grants denominated in US-Dollar on the grant date.

        Due to the fact that the targets were met in the fiscal year 2017, in addition to the performance shares granted under the LTIP 2016, the Management Board members of Fresenius Medical Care Management AG were entitled to further share-based compensation with cash settlement in the amount of €3,418 (2016: €3,281).

        At the end of fiscal year 2017, the members of the Management Board of Fresenius Medical Care Management AG held a total of 150,993 performance shares (2016: 79,888) and 73,432 phantom stock (2016: 81,019). In addition, they held a total of 819,491 stock options at the end of fiscal year 2017 (2016: 1,010,784 stock options).

        As of December 31, 2017, aggregate pension obligations of €21,753 (December 31, 2016: €24,908) existed relating to existing pension commitments. In the fiscal year 2017, the appropriation to the pension reserves amounted to €212 (2016: €4,035).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

        In the fiscal year 2017, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

        To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has concluded a Directors & Officers liability insurance with an excess in compliance with the specifications according to German stock corporation law. The indemnity covers each member of the Management Board during their respective term on the Management Board and also for claims that arise in connection therewith after the respective termination of their term.

        Mr. Dominik Wehner, who was a member of the Management Board until the end of December 31, 2017, receives all compensation components he is entitled to for the fiscal year. It was agreed with respect to the compensation components he is entitled to by contract for the period from January 1, 2018 to March 31, 2022 that Mr. Dominik Wehner will receive annual basic compensation of €425 and an annual bonus of 30% of his basic compensation and that he is entitled to fringe benefits such as the private use of his company car, contributions to financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €42 p.a. The compensation components granted to Mr. Dominik Wehner under the Fresenius Medical Care Long-Term Incentive Program 2011, the LTIP 2016 and the Share Based Award must be paid or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions. Except for the Share Based Award for 2017, Mr. Dominik Wehner will no longer be granted any components with long-term incentive effects as of the fiscal year 2018 (including).

        In the fiscal year, Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, received fixed compensation (in the amount of €109) and fringe benefits (in the amount of €43). For the fiscal year 2017, Mr. Ronald Kuerbitz was not granted any one-year or multi-year variable compensation components. The long-term compensation components in the amount of €977 granted and vested by February 17, 2017 pursuant to the applicable conditions were fully paid to him in the fiscal year 2017. All long-term compensation components granted and not vested by February 17, 2017 have been cancelled without substitution. As of February 17, 2017, Mr. Ronald Kuerbitz receives annual non-compete compensation of €538 for the post-employment non-compete obligation agreed. In addition, Mr. Ronald Kuerbitz received one-off compensation of €852 which had been agreed with him in the context of his resignation from the Management Board of the General Partner. The payment of this compensation is linked to the successful completion of various projects, part of which have not yet been completed as at the time of the agreement, and thus ensures that Mr. Ronald Kuerbitz's involvement even after his resignation from the Management Board. After the end of his service agreement, he acts as advisor to National Medical Care, Inc. as of August 14, 2017 until the end of August 13, 2018. The consideration to be granted for such services (including reimbursement of expenses) amounts to €55 for the fiscal year.

        Mr. Roberto Fusté, who resigned the Management Board as of March 31, 2016, received pension payments in the amount of €239 (2016: €0) in the fiscal year. Additionally, Mr. Roberto Fusté received a compensation in connection with his post-contractual non-compete clause in the amount of €377 as well as an advisory fee in the amount of €377 as agreed in the agreement for his advisory to the Chairman of the Management Board concluded on the occasion of the termination of his service agreement with effect as of December 31, 2016.

        To Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, pension payments were made in the fiscal year 2017 in a total amount of €338 (2016: €338) without any fringe benefits during the fiscal year (2016: €7). Prof. Emanuele Gatti was additionally granted and paid in the fiscal year 2017 a partial compensation in connection with his post-contractual non-compete clause in the amount of €163 (2016: €488).

        Dr. Rainer Runte, who also resigned from office as a member of the Management Board effective from March 31, 2014, did not receive any annual non-compete compensation in the fiscal year for his post-contractual non-compete obligation, since it was not effective anymore in the fiscal year (2016: €486). A consulting agreement was entered into with Dr. Rainer Runte for the period beginning March 1, 2017

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

which term meanwhile has been extended until March 31, 2018. The annual consideration to be granted by Fresenius Medical Care Management AG for such services amounts to €165 for the fiscal year.

        Fresenius Medical Care Management AG and Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, entered into a consulting agreement, in lieu of a pension agreement, for the period January 1, 2013 to December 31, 2022; meanwhile, the term of this agreement has been reduced in the fiscal year 2017 to December 31, 2021. On the basis of this consulting agreement during the fiscal year a consulting compensation amounting to €580 (2016: €585) including the reimbursement of expenses were paid to Dr. Ben Lipps.

        Other than that, the former members of the Management Board of Fresenius Medical Care Management AG did not receive any compensation in the fiscal year 2017. As of December 31, 2017 the pension obligations vis-à-vis these persons amounted to a total of €21,930 (December 31, 2016: €20,469).

        A post-employment non-competition covenant was agreed upon with all members of the Management Board. If such covenant becomes applicable, the Management Board members receive a compensation for non-competition amounting to half of their respective annual fixed compensation for each year of the respective application of the non-competition covenant, up to a maximum of two years.

        FMC-AG & Co. KGaA publishes detailed and individualized information for each member of the Management Board of Fresenius Medical Care Management AG on the components of their compensation as well as on the shares owned by members of the Management Board in its Compensation Report, which is part of the management report and which can be accessed on Company's website under http://www.freseniusmedicalcare.com/en/home/investors/corporate-governance/declaration-of-compliance/.

II. Compensation of the supervisory board

        In fiscal year 2017 the total compensation fees to all members of the Supervisory Board of FMC-AG & Co. KGaA amounted to €876 (2016: €552). This includes a fixed compensation of €409 (2016: €366) as well as a compensation to all members of the Audit Committee of €185 (2016: €179). Additionally, for the previous year the entitlement to a payment of variable performance-related compensation of €282 (2016: €0) was generated. Furthermore, in fiscal year 2017 the members of the Supervisory Board which are also members of the Joint Committee of FMC-AG & Co. KGaA, receive attendance fees of €0 (2016: €7) pursuant to Article 13e para. 3 of the articles of association.

        The compensation of the supervisory board of the Fresenius Medical Care Management AG and the compensation of its Committees was, in compliance with article 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA, charged to FMC-AG & Co. KGaA. In fiscal year 2017 the total compensation for the members of the supervisory board of the Fresenius Medical Care Management AG amounted to €1,039 (2016: €714). This includes fixed compensation components for the work in the supervisory board in the amount of €357 (2016: €330) and compensation components for the work in the Committees of €447 (2016: €384). Additionally, for the previous year the entitlement to a payment of variable performance-related compensation of €235 (2016: €0) was generated.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

29.   Principal accountant fees and services

        In 2017, 2016 and 2015, fees for the auditor KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, and its affiliates were expensed as follows:

Fees
in € THOUS
	Consolidated group	thereof Germany	Consolidated group	thereof Germany	Consolidated group	thereof Germany
	2017		2016		2015
Audit fees	8,629	1,232	7,896	1,060	7,831	1,052
Audit-related fees	59	18	53	42	101	17
Tax fees	830	169	164	—	198	—
Other fees	716	110	4,703	4,689	5,066	5,063

        The current lead engagement partner for the audit of the consolidated financial statements assumed responsibility in 2017.

        Audit fees are the aggregate fees billed by KPMG for the audit of the Company's consolidated financial statements and the statutory financial statements of FMC-AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under audit fees. This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services, as well as support services related to tax audits. Other fees include amounts related to supply chain consulting fees.

        Fees billed by KPMG for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

30.   Corporate governance

        The Management Board of the General Partner, represented by Fresenius Medical Care Management AG, and the Supervisory Board of Fresenius Medical Care AG & Co. KGaA will issue a compliance declaration pursuant to Section 161 of the German Stock Corporation Act (AktG). The Company has frequently made this declaration available to the public by publishing it on its website: http://www.freseniusmedicalcare.com/en/home/investors/corporate-governance/declaration-of-compliance/.

31.   Proposal for the distribution of earnings

        It is proposed that the earnings of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2017 will be distributed as follows:

Proposal for the distribution of earnings
in € THOUS, except for share data

Payment of a dividend of €1.06 per share on share capital of €306,451 entitled to receive dividends	324,838
Balance to be carried forward	4,629,569

4,954,407