Form 20-F
period 2018-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2019-02-20
CIK 1333141

Use these links to rapidly review the document

Index of financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

Ordinary Shares, no par value: 306,878,701

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer, "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes                ☒ No

i

Certain defined terms

In this report, (1) the "Company" refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, "Information on the Company – History and development of the Company – History" below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) "we", "us" and "our" refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) "Fresenius Medical Care AG" and "FMC-AG" refer to the Company as a German stock corporation before the transformation of legal form and "FMC-AG & Co. KGaA" refers to the Company as a German partnership limited by shares after the transformation and (4) "FMCH" and "D-GmbH" refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our shares as of February 11, 2019, 30.75% based on 306,878,701 outstanding shares, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. Unless the context otherwise requires, the phrase "Fresenius SE and its subsidiaries" refers to Fresenius SE and all of the companies of the Fresenius SE group, other than FMC-AG & Co. KGaA and the subsidiaries of FMC-AG & Co. KGaA. Each of "Management AG", "FMC Management AG" and the "General Partner" refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. "Management Board" and "our Management Board" refer to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" and "our Supervisory Board" refer to the supervisory board of FMC-AG & Co. KGaA. "Ordinary shares" refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following the conversion, we refer to our ordinary shares as "shares." The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management and procurement within our Global Manufacturing & Quality and Global Research & Development departments. All references in this report to the notes to our financial statements are to the notes to consolidated financial statements included in this report.

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

  •
  Possible future disruptions in federal government agencies' operations and funding that could negatively impact regulatory approvals for our pharmaceutical products, medical devices and regulatory guidance;

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

  •
  launch of new technology, or advances in medical therapies, that compete with our medical businesses;

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

Part I

Item 1.    Identity of directors, senior management and advisors

Not applicable

Item 2.    Other statistics and expected timetable

Not applicable

Item 3.    Key information

A.    Selected financial data

The following table summarizes the consolidated financial information for our business for each of the years in the five-year period ended December 31, 2018. We derived the selected financial information from our consolidated financial statements. As of January 1, 2017, the consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and its Annual Reports on Form 20-F are prepared solely in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), an independent registered public accounting firm, audited these financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, "Operating and Financial Review and Prospects."

Selected financial data
	2018	2017	2016	2015	2014
	(in € millions ("M") except share and per share amounts)
Statement of operations data:
Revenue	16,547	17,784	16,570	15,455	12,145
Cost of revenues	11,392	11,765	10,954	10,277	8,155
Gross profit	5,155	6,018	5,616	5,178	3,990
Selling, general and administrative(a)	2,865	3,618	3,133	2,949	2,222
(Gain) loss related to divestitures of Care Coordination(b)	(809)	(26)	(14)	0	0
Research and development	134	131	147	128	94
Income from equity method investees	(73)	(67)	(59)	(28)	(19)
Operating income	3,038	2,362	2,409	2,129	1,693
Interest expense, net(c)	301	365	364	353	310
Income before income taxes	2,737	1,997	2,045	1,776	1,383
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,982	1,280	1,144	955	781
Weighted average shares outstanding	306,541,706	306,563,400	305,748,381	304,440,184	302,339,124
Basic earnings per share	6.47	4.17	3.74	3.14	2.58
Basic earnings per ADS	3.23	2.09	1.87	1.57	1.29
Fully diluted earnings per share	6.45	4.16	3.73	3.13	2.57
Fully diluted earnings per ADS	3.23	2.08	1.87	1.57	1.29
Dividends Paid (€)(d)	1.06	0.96	0.80	0.78	0.77
Balance sheet data at December 31:
Working capital	1,579	1,074	1,585	2,033	2,264
Total assets	26,242	24,025	25,504	23,246	20,673
Total long-term debt (excluding current portion)	5,046	5,795	6,833	7,214	7,425
Shareholders' equity	12,902	10,828	11,051	9,806	8,388
Capital stock – nominal value	308	308	307	313	311

(a)
Included in Selling, general and administrative are gains on the sale of dialysis clinics in the amount of €7 for 2013.

(b)
On June 28, 2018, we divested our controlling interest in Sound Inpatient Physicians, Inc. See Note 3 of our notes to the consolidated financial statements included in this report.

(c)
The years 2015 and 2014 are shown without effect from restatements associated with IAS 12, Income Taxes ("IAS 12") and IAS 37, Provisions, contingent liabilities and contingent assets ("IAS 37"). Please see Note 1 in the notes to our consolidated financial statements included in this report.

(d)
Amounts shown for each year from 2018 to 2014 represent dividends paid in each such year with respect to our operations in the year preceding payment. Our General Partner's Management Board has proposed dividends with respect to operations in 2018 of €1.17 per share. These dividends are subject to approval by our shareholders at our Annual General Meeting ("AGM") to be held on May 16, 2019.

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

Exchange rates
	December 31, 2018 spot exchange rate in €	December 31, 2017 spot exchange rate in €	2018 average exchange rate in €	2017 average exchange rate in €	2016 average exchange rate in €
1 U.S. dollar	0.87336	0.83382	0.84678	0.88519	0.90342

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

While the Trump Administration announced in late 2017 its intention to cease cost-sharing reduction ("CSR") payments under the insurance exchanges created under the ACA, the Administration eventually did fund CSRs in 2018 and has requested funding for CSRs in 2019. If CSR funding ceases at any point, commercial insurers have indicated that premium rates would need to increase and that they may withdraw from the insurance exchanges created under the ACA. So far average premiums for 2019 appear to be only moderately higher compared to 2018, though there is large variation between states with some states having significant increases. In addition, there is ongoing litigation over the Federal Government's obligation to pay the CSRs and over the constitutionality of provisions of the ACA. We cannot predict whether the Trump Administration will agree to pay the CSRs in 2019, continue to dismantle the insurance exchanges through other means, or how the ongoing litigation might be determined. As a result, a reduction in the availability of insurance through such exchanges could reduce the number of our commercially insured patients and shift such patients to Medicare and Medicaid. Because Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patient to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations. See "– Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.

Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.

We receive reimbursement for our healthcare services from both public, government-sponsored payors and private, commercial payors. A large portion of our businesses is reimbursed by government payors, in particular the Medicare and Medicaid program in the U.S. For the years ended December 31, 2018 and 2017, approximately 33% and 34%, respectively, of our consolidated revenues resulted from Medicare and Medicaid reimbursement. The Medicare and Medicaid programs change their payment methodologies and funding from time to time in ways that are driven by changes in statute, economic conditions, and policy. For example, the Budget Control Act of 2011 ("BCA") effected a 2% reduction to Medicare payments and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs, took effect on April 1, 2013, which continues in force. In addition, options to restructure the Medicare program in the direction of a defined-contribution, "premium support" model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, are also likely to be considered. Changes in payment methodologies and funding or payment requirements of (without limitation) the End-Stage Renal Disease Prospective Payment System, the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We have very little opportunity to influence or predict the magnitude of those changes. For further information regarding Medicare and Medicaid reimbursement, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and Item 5, "Operating and Financial Review and Prospects – Overview."

Government reimbursement programs generally pay less than private insurance. In addition, we may experience higher write-offs of Medicare deductibles and other amounts due to uninsured and underinsured patients, resulting in an increase in uncollectible accounts. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. Please see the table "U.S. patient service revenue" detailing the percentage generated from government reimbursement and private payors in the U.S. in Item 4B, "Information on the Company – Business overview – U.S. patient service revenue."

Any of the following events, among others, could have a material adverse impact on our business, financial condition and results of operations:

  •
  we may be subject to reductions in reimbursement from private payors, including, for example, through their use of lower contract rates rather than rates based on our billed charges;

  •
  we may experience a reduction in our ability to obtain commercially insured patients to utilize our health care services relative to historical levels;

  •
  efforts by private payors to continue to control the cost of and/or the eligibility for access to health care services, including relative to products on and off the health care exchanges established by the ACA;

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

In addition to the foregoing factors, the health care insurance industry is experiencing continuing consolidation among insurers and pharmacy benefit managers. Such consolidation could increase the bargaining power of such private payors vis-à-vis the Company and adversely affect our ability to negotiate favorable coverage terms and reimbursement rates.

If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government healthcare reimbursement programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue; this regulatory environment also exposes us to claims and litigation, including "whistle-blower" suits.

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

  •
  accurate reporting and billing for government and third-party reimbursement, including accurate and complete medical records to support such billing and, in the U.S., the obligation to report and return overpayments within 60 days of the time that the overpayment is identified and quantified;

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

If we are unable to protect our information technology security systems and rely on our third-party service providers to protect their systems against cyber attacks or prevent other privacy and data security incidents that result in privacy and data breaches that disrupt our operations or result in the unintended disclosure and access of sensitive personal information or proprietary or confidential information, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse impact on our business, financial condition and results of operations.

We routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third-parties. We may be subject to breaches of the information technology security systems we use both internally and externally with third-party service providers.

A cyber-attack may penetrate our security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our products, to create system disruptions, cause shutdowns, or deploy viruses, worms, and other malicious software programs that attack our systems. We handle the personal information of our patients and beneficiaries, Patient Personal Data ("PPD"), throughout the United States and other parts of the world. On occasion, we or our business associates may experience a breach under the U.S. Health Insurance Portability and Accountability Act Privacy and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws"), including the following events:

  •
  impermissible use, access, or disclosure of unsecured PPD,

  •
  a breach under the Data Protection Laws when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or

  •
  a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries.

We have redesigned the policies and procedures for internal reporting of privacy incidents or breaches and external reporting of privacy breaches to comply with the Data Protection Laws and regulations across the world. These policies and procedures are intended to help ensure (i) our compliance with the strict reporting deadlines set by Data Protection Laws and any regulation and (ii) swift remediation of any process defect.

As we increase the amount of sensitive personal information that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. We have implemented security technologies, processes and procedures to protect sensitive personal information and proprietary or confidential information; however, there are no assurances that such measures will be effective against all types of breaches. Any failure to keep our information technology systems and our patients' and customers' sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could adversely affect our reputation and operations and also expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees and their agents. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene the Company's compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse impact on our business, financial condition and results of operations. Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company's Supervisory Board, through its Audit and Corporate Governance Committee, conducted investigations with the assistance of independent counsel. In a continuing dialogue, the Company voluntarily advised the Securities and Exchange Commission and the United States Department of Justice (collectively and interchangeably the "government") about these investigations. The government also conducted its own investigations, in which the Company cooperated. In the course of this dialogue, the Company identified and reported to the government, and took remedial actions including employee disciplinary actions with respect to, conduct that resulted in the government seeking monetary penalties and other remedies against the Company and disgorgement of related profits revolving principally around conduct in the Company's products business in a limited number of countries outside the United States. The Company recorded charges of €200 M in 2017 and €77 M in 2018 encompassing estimates for the government's claims for profit disgorgement, penalties, certain legal expenses, and other related costs or asset impairments believed likely to be necessary for full and final resolution, by litigation or settlement, of the claims and issues arising from the investigation. The increase recorded in 2018 took into consideration preliminary understandings with the government on the financial terms of a potential settlement. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totals €224 M as of December 31, 2018. The Company has reached an agreement in principle with the government agencies encompassing the terms understood to be necessary for settlement. The Company believes that the previously-recorded charge appropriately accounts for the consequences of the resolution as related to its financial statements. The agreement in principle remains subject to memorialization in fully integrated documents and final approval by authorized officials of the government and the Company. The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws. See "Item 15B. Management's annual report on internal control over financial reporting" and note 22 of the notes to our consolidated financial statements included in this report.

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

If we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, our business could be adversely affected.

We receive reimbursement for the treatment of Medicare patients based upon the ESRD PPS rates as determined by CMS. CMS subjects a base ESRD PPS payment rate to case-mix adjustments that take into account individual patient characteristics. The annually adjusted rates may not provide fully compensating reimbursement for the services or products consumed during service. Pharmaceuticals included within the bundled rate are subjected to increased reimbursement pressure in comparison to the pharmaceuticals currently reimbursed outside the bundle. In some cases, pharmaceuticals that were reimbursed outside of the bundle are transitioned for inclusion within the bundle. Recently, CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the U.S. Food and Drug Administration ("FDA"), such category of drugs will cease to be considered oral only. As a result of this determination, reimbursement for calcimimetics is now included in the ESRD PPS, effective as of January 1, 2018, subject to CMS's payment a "transitional drug add-on payment adjustment" for two years. During this transition period, CMS will not pay outlier payments for these drugs. If we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, we could experience a material adverse effect on our operating results.

Further, an increased utilization of bundled pharmaceuticals or decreases in reimbursement for pharmaceuticals outside the bundled rate may result in a material adverse impact on our results of operations. We are also subject to audits and reviews by enforcement authorities, including the FDA, for compliance with applicable drug regulations. These audits or reviews may impact our participation in Medicare and Medicaid programs, the imposition of potential fines or penalties as well as oversight or recalibration of processes and procedures which may have a material adverse impact on our business and results of operations.

Risks relating to our business

If we fail to estimate, price for and manage our medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows.

Through our value-based agreements and health insurance products, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments from governmental and commercial insurers. Our participation in various value-based programs includes the Centers for Medicare and Medicaid Services ("CMS") Comprehensive End-Stage Renal Disease ("ESRD") Care initiative and capitation or shared savings agreements with commercial insurers in which FMCH receives a fixed fee to cover all or a defined portion of the medical costs of a defined population of patients. We previously participated in the CMS Bundled Payments for Care Improvement ("BPCI") program until we divested our controlling interest in Sound Inpatient Physicians, Inc. ("Sound") on June 28, 2018. We also participated in Medicare Advantage chronic special needs plans, until December 31, 2018. For information on the value-based programs in which we participate, see Item 4B. "Information on the Company – Business overview – Care Coordination – health plan services."

CMS relied on authority granted by the ACA to implement the Comprehensive ESRD Care Model, which seeks to deliver better health outcomes for ESRD patients while lowering CMS' costs. Although Congress's efforts to date to repeal the ACA have been unsuccessful, further efforts to repeal or revise the ACA, the posture of CMS in the Trump Administration toward projects of this sort and litigation seeking the termination of the ACA may affect the project's future prospects in ways which we currently cannot quantify or predict.

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

Healthcare companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us; for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse impact on our business, financial condition and results of operations. While personal injury litigation involving the Company's acid concentrate product was substantially resolved by settlement consummated in November 2017, the Company and certain of its insurers are in litigation against each other relating to such insurers' coverage obligations under applicable policies. See note 22 of the notes to consolidated financial statements included in this report.

While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all, or that our insurance carriers will not dispute their coverage obligations. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker's compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim for which we are self-insured or in excess of the limits of our insurance coverage could have a material adverse impact on our business, financial condition and results of operations. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and result in a loss of customer confidence in us or our products, which could have a material adverse impact on our business, financial condition and results of operations.

Our growth depends, in part, on our ability to continue to make acquisitions and develop de novo dialysis clinics and health care centers.

The health care industry experiences continuing consolidation particularly among health care providers. This development could adversely affect the Company's ability to find suitable acquisition targets and to increase future growth and product sales. Additionally, the ability to make future acquisitions as well as develop de novo dialysis clinics and health care centers depends, in part, on the availability of financial resources and the current restrictions imposed by competition laws as well as existing credit agreements. The integration of acquired businesses may cause problems, e.g., by assuming unknown liabilities, underperformance subsequent to integration, associated requirements from competition authorities, or non-compliant business practices not disclosed by the seller or not uncovered during due diligence. We also compete with other health care companies in seeking suitable acquisition targets and developing de novos. Any or all of these factors generally could adversely affect future growth, including growth of our product sales.

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

  •
  some countries or economic unions may impose charges or restrictions, such as local content requirements, which restrict the importation of our products;

  •
  potential increases in tariffs and trade barriers that could result from withdrawal by the United States or other countries from unions, including the exit from major multilateral trade agreements;

  •
  transportation delays or interruptions.

International growth and expansion into emerging markets could cause us difficulty due to greater regulatory barriers than in the United States or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, legal and political systems and conditions.

Any one or more of these or other factors relevant to international operations could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse impact on our business and financial condition.

We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.

The Company's business is dependent on the reliable supply of several raw materials for production and service purposes. If we are unable to counteract the risk of bottleneck situations at times of limited availability of goods and other materials in spite of our purchasing strategy in combination with ongoing monitoring of market developments, this could result in delays in production and hence have an adverse effect on our results of operation. Similarly, price increases by suppliers and the inability to access new products or technology could also adversely affect the Company's results of operations.

Our purchasing strategy is aimed at developing partnerships with strategic suppliers through long-term contracts and at the same time ensuring, where reasonably practicable, that we have at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing). To prevent loss of suppliers, we monitor our supplier relationships on a regular basis. Suppliers which are integral to our procurement functions are also subject to performance and risk analyses as well as continuous supply chain monitoring. Through constant market analyses, a demands-based design of supplier relationships and contracts, as well as the use of financial instruments, we seek to mitigate disruptive goods shortages and potential price increases and provide access to new product and technology developments.

If physicians and other referral sources cease referring patients to our health care service businesses and facilities or cease purchasing or prescribing our products, our revenues would decrease.

In providing services within our health care business, we depend upon patients choosing our health care facilities as the location for their care. Patients may select a facility based, in whole or in part, on the recommendation of their physician. Physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility, pharmacy, physician practice, vascular surgery center or urgent care center to an ESRD patient, including, the quality of care, the competency of staff, convenient scheduling, and location and physical condition. Physicians may change their recommendations, which may result in the movement of new or existing patients to competing facilities, including facilities established by the physicians themselves. At most of our dialysis clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. We have no ability to dictate these recommendations and referrals. If a significant number of physicians or other referral sources cease referring their patients to our facilities or stop purchasing or prescribing our dialysis products, this would reduce our health care revenue and could materially adversely affect our overall operations.

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

Our competitors could develop superior technology or otherwise take advantage of new competitive developments that impact our sales.

We face numerous competitors in both our health care services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition from new and existing competitors, and especially new competitive developments such as increasing disruption in the health care industry, and innovations in technology and care delivery models could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products or services by competitors could render one or more of our products or services less competitive or even obsolete, which could also affect the Company's sales and distribution of pharmaceuticals for which, to some extent, the Company is obligated to make certain minimum annual royalty payments.

Global economic conditions as well as further disruptions in financial markets may have an adverse effect on our businesses.

We are dependent on the conditions of the financial markets and the global economy. In order to pursue its business, the Company is reliant on capital, as are its renal product customers and commercial health care insurers. Limited or more expensive access to capital in the financial markets could adversely affect our business and profitability. Among other things, the potential decline in federal and state revenues may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

Increasing job losses or changes in the unemployment rate in the United States may result in a smaller percentage of our patients being covered by an employer group health plan and a larger percentage being covered by lower paying Medicare and Medicaid programs. To the extent that payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we expect to collect.

Devaluation of currencies and worsening economic conditions, including inflationary cost increases in various markets in connection with deteriorating country ratings also increase the risk of a goodwill impairment, which could lead to a partial or total goodwill write-off in the affected cash generating units.

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

If we are unable to attract and retain skilled medical, technical and engineering personnel, or if legislative, union, or other labor-related activities or changes result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth or continue our technological development.

Our continued growth in the health care business will depend upon our ability to attract and retain skilled workforce, including highly skilled nurses and other medical personnel. Competition for those employees is intense and shortages for these sought-after employees, such as nurses, or skilled engineers and research and development personnel, may increase the Company's personnel and recruiting costs and/or impair our reputation for production of technologically advanced products. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as employees of or consultants to our health care services businesses.

Our health care products business depends on the development of new products, technologies and treatment concepts to be competitive. Additionally, in recruiting, employing and retaining personnel we may be exposed to risks relating to various labor laws, legislative, union, or other labor-related activities or changes. Further, these factors could preclude us from integrating acquired companies into our operations, which could increase our costs, decrease our productivity and prevent us from realizing synergies from acquisitions. If we are unable to manage the risks above, then our growth and results of operations could be adversely impacted.

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

Our health care product business, as well as our dialysis services business outside the U.S. differs across the regions in which we operate. In many cases, our products and services are paid, either directly or indirectly, by government institutions. We believe the risk of default from a government payor is lower in comparison to the commercial payors worldwide. On a country level, the payor base is characterized by distinct customer or payor groups which can range in volume from a few customers to a considerable amount of customer types which have varying levels of risk associated with default or non-payment of receivables as well as risks for dependencies based upon the competition within low volume customer base environments. In certain cases, a resulting dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable and can adversely affect our business, results of operations and financial condition. We continuously seek to mitigate these risks by actively negotiating long-term contracts with major customers, targeted marketing activities, developing new product and pricing models as well as improving the quality of our services and products.

Unforeseeable events could affect our services and our ability to deliver in a limited time and place.

Fresenius Medical Care operates dialysis facilities or manufacturing facilities in many regions of the world, with diverse geographic, societal and economic conditions. Unforeseeable events such as natural disasters, terrorist attacks or political instability, could affect our services and our ability to deliver those services in a limited time and place.

Through forward-looking planning and prevention programs, Fresenius Medical Care is trying to prevent or mitigate the negative impact of such potential future events. In addition, to maintain operations in the event of an onset and to reduce potential impact on our patients and the organization, we have spare capacity and safety stock of certain resources as well as emergency and recovery plans in place. Some risks may be mitigated by our insurance programs.

There are significant risks associated with estimating the amount of healthcare service revenues that we recognize that could impact the timing of our recognition of revenues or have a significant impact on our operating results and financial condition.

There are significant risks associated with estimating the amount of revenues from healthcare services that we recognize in a reporting period.

  •
  The billing and collection process is complicated due to a number of factors including insurance coverage changes, geographic coverage differences, differing interpretations of plan benefits and managed care contracts, and uncertainty about reimbursement from payers with whom we are not contracted.

  •
  Laws and regulations governing Medicare, Medicaid and other federal programs are extremely complex, changing and subject to interpretation.

  •
  Determining applicable primary and secondary coverage for an extensive number of patients at any point in time, together with the changes in patient coverage that occur each month or changes in plan benefits, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors.

  •
  The complexity of estimating revenues from a primary payor also brings complexity to estimating revenues from secondary payors and patients.

  •
  Collections, refunds and payor retractions typically continue to occur for up to three years or longer after services are provided.

If our estimates of revenues are materially inaccurate, it could impact the timing and amount of our recognition of revenues and have a significant impact on our operating results and financial condition.

Risks relating to our securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

At December 31, 2018, we had consolidated debt of €7,546 M and consolidated total shareholders' equity of €12,902 M. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

In October 2012, we entered into a syndicated Credit Agreement, which was amended in November 2014 as well as in July 2017 (the "Amended 2012 Credit Agreement"). Our Amended 2012 Credit Agreement, the indentures relating to our senior notes (generally referred to as "Bonds" in this report and in our consolidated financial statements) and our accounts receivable securitization program (the "A/R Facility" or the "Accounts Receivable Facility") include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2012 Credit Agreement and the A/R Facility, we are obligated to maintain our consolidated leverage at or below an established maximum ratio of consolidated net funded debt to consolidated EBITDA ("Net Leverage Ratio") as these terms are defined in the respective financing agreements.

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

Fresenius SE owns 30.75% of our outstanding shares, excluding treasury shares that we held, as of February 11, 2019. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE's consent, either or both of which could adversely affect the price of our shares. Our Articles of Association require that the General Partner or a parent company of the General Partner hold more than 25% of our share capital. The Articles of Association also provide that the General Partner ceases to be the general partner if the shares of the General Partner are acquired by a person who does not make an offer to acquire the shares of the Company's other shareholders within three months of the acquisition of the General Partner. In either case, the necessity for such a significant investment in connection with an acquisition of the General Partner could also discourage or preclude a change of control through acquisition of the General Partner, which also could adversely affect the price of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws, and we are exempt from most of the governance rules of the New York Stock Exchange.

Under the pooling agreement that we have entered into for the benefit of public holders of our shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC and to file information with the SEC with respect to annual and general meetings of our shareholders. As of June 2016, the pooling agreement provides that we may prepare such financial statements in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") or IFRS and, commencing with our report for the first quarter of 2017, we prepare our quarterly and annual financial statements in accordance with IFRS with the euro as our reporting currency. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors (currently, Mr. Rolf A. Classon and Mr. William P. Johnston, to certain transactions between us and Fresenius SE and its affiliates.

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

In March 2006, we completed the acquisition of Renal Care Group, Inc. ("RCG"), a Delaware corporation with principal offices in Nashville, Tennessee. RCG was the fourth largest dialysis care provider at the time of acquisition. RCG added additional clinics and services to our operations and continues to operate as a subsidiary. Please see Item 4C, "Information on the Company – Organizational structure."

In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Vifor Pharma Ltd (formerly known as Galenica AG until 2017)) and one for the U.S. (with American Regent, Inc. (formerly Luitpold Pharmaceuticals Inc.)), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) outside of the U.S. In December 2010, we announced the expansion of our agreements with Vifor Pharma by forming a new renal pharmaceutical company, Vifor Fresenius Medical Care Renal Pharma Ltd., ("VFMCRP"), with the intention to develop and distribute products to treat iron deficiency anemia and hyperphosphatemia for pre-dialysis and dialysis patients. FMC-AG & Co. KGaA owns 45% of the company, which is headquartered in St. Gallen, Switzerland. In 2017, an initial public offering took place for Galenica's pharmacy and logistics division. The remainder of Galenica, its pharmaceutical division, has changed its name into Vifor Pharma Ltd (St. Gallen, Switzerland), and continues to be our partner and 55% shareholder in VFMCRP. With VFMCRP, we have distribution arrangements for:

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

In July 2014, we made an investment for a majority interest in Sound, a physician services organization focused on hospitalist, emergency, intensivist and post-acute care services, furthering our strategic investments and expanding the health care services we offer. In November 2014, Sound acquired Cogent Healthcare, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers, and in 2017, we increased our interest in Sound raising our majority interest to almost 100% during the first half of 2017. The investments broadened our experience in value-based care programs of those businesses and, following the successful application of this knowledge relevant for value-based programs and efficient patient coordination, on June 28, 2018, we divested our controlling interest in Sound to an investment consortium led by Summit Partners, L.P. The total transaction proceeds were $1,770,516 (€1,531,109), net of related tax payments. The pre-tax gain related to divestitures for Care Coordination activities was €809.003, which primarily related to this divestiture, the effect of the six-month impact from the increase in valuation of Sound's share based payment program, incentive compensation expense and other costs caused by the divestment of Sound.

In November 2016, we acquired Xenios AG, a medical technology company focusing on minimally invasive treatment of lung and cardiac failure ("Xenios").

In 2017, we acquired a majority stake in Cura Group ("Cura"), a leading operator of 19 private, day hospitals across Australia. We intend to strengthen our portfolio by scaling up to around 40 outpatient facilities in the Australian market.

In August 2017, we entered into a definitive agreement to acquire NxStage Medical, Inc. ("NxStage"), a leading medical technology company that develops, manufactures and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. Consummation of the acquisition is conditioned on: (i) the absence of any governmental order or law preventing the merger or making the consummation of the merger illegal, (ii) receipt of regulatory approvals, including the expiration or termination of the applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and antitrust notification and approvals in Germany and (iii) other customary closing conditions. Thus far, we completed the clearance process as prescribed by the Federal Cartel Office in Germany in October of 2017 and have signed a consent order in the form prepared by the staff of the U.S. Federal Trade Commission's ("FTC") pursuant to which we would divest NxStage's bloodlines business to another health care company. On February 19, 2019, we received notice from the FTC that the FTC voted to accept the consent order we signed in December 2018, which will allow us to close our transaction with NxStage. We expect to close the transaction on February 21, 2019. Pursuant to the FTC consent order, we will be divesting the NxStage bloodlines business to B. Braun Medical.

In 2018, we announced a strategic global partnership and an equity investment for a payment of $150 M with the U.S. medical company Humacyte, Inc. ("Humacyte"). Humacyte carries out medical research and development on clinical and pre-clinical investigational products and has developed the human acellular blood vessel HUMACYL, which is currently being tested for use as a vascular access for hemodialysis patients and may prove more effective than conventional synthetic grafts and fistulas. Following product approval, we will receive exclusive global rights to commercialize HUMACYL, allowing us to offer patients with chronic kidney disease around the world a safer and more effective vascular access option including shorter catheter contact time.

Based upon the authorization granted by our AGM on May 12, 2016 to conduct a share buy-back program, we repurchased 431,000 shares, between May 28, 2018, and June 8, 2018, for an average weighted stock price of €86.37. On December 12, 2018, we retired 1,091,000 of treasury stock purchased between December 11, 2017, and December 21, 2017 and between May 28, 2018, and June 8, 2018 for an average weighted stock price of €87.23. See Note 17 of the notes to consolidated financial statements included in this report.

B.    Business overview

Our business

We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from ESRD as well as other health care services. We also develop and manufacture a wide variety of health care products, which includes dialysis and non-dialysis products. Our dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. Our non-dialysis products include acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We describe certain of our other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent our health care services. A summary representation of our services and products is as follows:

OUR PRODUCTS AND SERVICES

The following table summarizes revenues for our North America Segment, EMEA Segment, Asia-Pacific Segment and our Latin America Segment in our major categories of activity, health care services and health care products for the three years ended December 31, 2018, 2017 and 2016.

Major categories of revenue
	2018	2017	2016
	(in € M)
Total
Health care services	13,264	14,532	13,506
Health care products	3,283	3,252	3,064

	16,547	17,784	16,570
North America Segment
Health care services	10,725	12,036	11,214
Health care products	845	843	816

	11,570	12,879	12,030
EMEA Segment
Health care services	1,274	1,237	1,169
Health care products	1,313	1,310	1,240

	2,587	2,547	2,409
Asia-Pacific Segment
Health care services	776	744	659
Health care products	913	879	815

	1,689	1,623	1,474
Latin America Segment
Health care services	489	515	464
Health care products	197	205	179

	686	720	643

We receive a substantial portion of our North America segment revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2018, 2017 and 2016 regarding the percentage of our U.S. patient service revenue included in our health care service revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

U.S. patient service revenue
	Year ended December 31,
	2018	2017	2016
Medicare program	45.9%	43.6%	43.6%
Private / alternative payors	41.8%	41.8%	43.2%
Medicaid and other government sources	5.3%	6.2%	5.0%
Hospitals	7.0%	8.4%	8.2%

Total	100.0%	100.0%	100.0%

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

  •
  Dialysis drugs – expanding our product range

  •
  Additional services under Care Coordination

Dialysis treatment options for ESRD

There are currently only two methods for treating ESRD: dialysis and kidney transplantation. At the end of 2018, about 4.1 M patients regularly underwent dialysis treatment or received an organ donation. For dialysis treatment, we distinguish between two types: hemodialysis ("HD") and peritoneal dialysis ("PD"). In HD, a hemodialysis machine controls the flow of blood from the patient, the blood is cleansed by means of a specially designed filter known as a dialyzer and then pumped back into the body. With PD, the patient introduces a dialysis solution into his or her abdominal cavity and the patient's peritoneum is used as a dialyzing membrane. We provide dialysis services and products for both therapy methods.

For many years now, the number of donated organs worldwide has been significantly lower than the number of patients on transplant waiting lists. Despite extensive efforts by regional initiatives to increase awareness of kidney donation and the willingness to donate, the share of patients receiving kidney transplantation compared with other treatment methods has remained relatively unchanged over the past ten years. Due to the scarcity of compatible kidneys for transplant, most patients suffering from ESRD rely on dialysis, as demonstrated in the following table:

Patients with chronic kidney failure
	December 31, 2018	% of
Patients with chronic kidney failure	4,148,000	100%
of which patients with transplants	786,000	19%
Of which dialysis patients	3,362,000	81%
Hemodialysis	2,993,000	89%
Peritoneal dialysis	369,000	11%

The prevalence of chronic kidney failure varies between regions. There are several reasons for this variance:

  •
  The countries differ demographically, as age structures in the population vary worldwide.

  •
  The prevalence of risk factors for kidney disease, such as diabetes and high blood pressure, varies widely.

  •
  The genetic predisposition for kidney disease also differs significantly around the world.

  •
  Access to dialysis is still restricted in many countries, meaning that many patients suffering from chronic kidney failure are not treated and therefore do not appear in prevalence statistics.

  •
  Cultural factors such as nutrition play a role.

The number of dialysis patients rose by around 6% in 2018. The growth rate was lower in countries such as the U.S., Japan, and Western and Central Europe than in economically weaker regions, where it is generally above 6%.

In 2018, most dialysis patients were treated in one of approximately 43,200 dialysis centers worldwide, with an average of more than 75 patients per center. However, this figure varies considerably from country to country.

Hemodialysis is by far the most common form of therapy for chronic kidney failure. A total of 89% of dialysis patients were treated in this way in 2018, mostly at dialysis centers. Home hemodialysis is an alternative to treatment at a dialysis center. Although adoption has been limited to date, the number of home hemodialysis patients is rising continuously. A total of 1% of all patients are currently treated in this way. In the year under review, 11% of all dialysis patients were treated with peritoneal dialysis, usually at home.

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

Dialysis services

We provide dialysis treatment and related laboratory and diagnostic services through our global network of 3,928 outpatient dialysis clinics in 2018 (3,752 outpatient dialysis clinics in 2017). At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. In hemodialysis treatment, a nurse connects the patient to the dialysis machine via bloodlines, and monitors the dialysis equipment and the patient's vital signs. The capacity of a clinic is a function of the number of stations and additional factors such as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

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

Dialysis products

Based on internal estimates prepared using our MCS (see "Major markets and competitive position," below), publicly available market data and our data of significant competitors, we are the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Most of our customers are dialysis clinics. For the year 2018, dialysis products accounted for 20% of our total revenue.

We produce and distribute a wide range of machines and disposables for HD, PD and acute dialysis. The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other dialysis products. The following amounts exclude intercompany product sales:

Dialysis product revenue
	Year ended December 31,
	2018		2017		2016
	Total product revenues	% of total	Total product revenues	% of total	Total product revenues	% of total
	(in € M)
Hemodialysis products	2,670	81%	2,649	81%	2,521	82%
Peritoneal dialysis products	353	11%	368	11%	348	11%
Other	260	8%	235	7%	195	6%

Total	3,283	100%	3,252	100%	3,064	100%

Hemodialysis machines

Our advanced line of hemodialysis machines includes four series: 2008, 4008, 5008 and 6008. We developed the 4008 and 5008 Series for our markets outside of North America and the 2008 Series for the North American market. In 2016, we introduced the 6008 Series with the launch of our 6008 CAREsystem.

In January 2019, we launched the 4008A dialysis machine which was designed to meet the needs of emerging markets. With the launch of the 4008A, we aim to improve the accessibility to life-sustaining dialysis treatment for ESRD patients in these countries. The 4008A dialysis machine incorporates our high-quality therapy standards while minimizing costs for health care systems and has been deployed primarily in India with further access in other countries across the Asia-Pacific region to follow.

The machines produced within these four series are set forth below:

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

  •
  Battery backup which continues operations of the blood circuit and all protective systems up to 20 minutes following a power failure

  •
  Online clearance monitor with the measurement of dialyzer clearance for quality assurance with On-Line Clearance monitoring

  •
  CDX, which eliminates the loss of valuable treatment space allocated to MIS systems and carts

  •
  bibag® Online Dry Bicarbonate Concentrate system, which produces bicarbonate concentrate directly in the machine eliminating the need for liquid bicarbonate jugs or a central bicarbonate system

  •
  Online data collection capabilities and computer interfacing with our Therapy Data Management System and/or medical information systems

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

Dialyzers

Dialyzers are specialized filters that remove waste products, toxins and excess water from the blood during dialysis. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We manufacture our F-Series and premium FX class® series of dialyzers including our Hemoflow and Optiflux® Series, the leading dialyzer brand in the US. Our Fresenius Polysulfone® and Helixone® membranes are produced from highly biocompatible synthetic materials. For example, the Helixone®plus membrane used in our FX CorDiax dialyzer selectively filters out toxins such as phosphates to reduce the risk of cardiovascular diseases.

We offer a full line of home dialysis therapy, products, services and solutions for CAPD, APD and HHD treatments.

CAPD Therapy: The stay•safe® system has been specifically designed to help patients with their daily self-care CAPD treatment in a safe and convenient way.

Our PD fluid portfolio has a wide range of advantages for patients including:

  •
  Fewer possibilities for touch contamination.  Our unique PIN and DISC technology simplifies the fluid exchange and minimizes the risk of infection, particularly in the disconnection step in which the stay•safe® patient connector is closed automatically without any direct touch intervention.

  •
  Optimal biocompatibility.  For many years now, the number of donated organs worldwide has been significantly lower than the number of patients on transplant waiting lists. Despite extensive efforts by regional initiatives to increase awareness of kidney donation and the willingness to donate, the share of patients receiving kidney transplantation compared with other treatment methods has remained relatively unchanged over the past ten years. Outside of the North America Segment, our PD stay•safe® balance and stay•safe® bicaVera® solutions are pH neutral and have ultra-low glucose degradation product contents reducing the advanced glycation end-product ("AGE") formation and aiming for better preservation of the peritoneal membrane and allowing for the protection of residual renal function of PD patients.

  •
  Environmentally friendly material:  Outside of the North America Segment, our stay•safe® system is made of Biofine®, a material developed by Fresenius, which is PVC free and requires less energy to manufacture, generates less waste and is easy to recycle.

APD therapy: The effectiveness of APD therapy depends on the solution dwell time in the abdomen, the composition of the solution used, the volume of solution and the duration of the treatment, usually 8 - 10 hours. APD using our product line, which includes our sleep•safe cycler, sleep•safe harmony cycler and Liberty® cycler, offers many benefits to PD patients:

  •
  Improved quality of life.  The patient is treated at night which can enable a more normal life during the day without fluid exchange every few hours.

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

  •
  Patient management software:  We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystem® and Pack-PD®. In North America, the Liberty® cycler now offers a modem to our clinics, which allows clinicians to review the home patient's treatment daily in their electronic medical record system. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized. In addition, a new easy to navigate Prescription Calculator is now available as an educational tool to assist nephrologists in designing prescriptions for their patients.

Acute dialysis products

Acute dialysis is aimed to provide a full portfolio of proven blood purification therapies for critically ill patients with Acute Kidney Injury ("AKI"). Our goal is to provide therapies supporting the native dysfunction organ, easy to operate and with a high degree of safety. Our technology and services are based on long experience and know-how gained in providing dialysis products and services to chronic end-stage renal disease patients.

Other Dialysis Products

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

Non-dialysis products

Therapeutic apheresis: Within our portfolio of therapeutic apheresis products, we offer extracorporeal therapy options for patients who cannot be sufficiently treated through conventional pharmaceutical regimens, including the removal of metabolic products, toxins, autoantibodies and immunocomplexes. This therapy uses selective adsorbers and filters for the cleaning of blood or plasma compartments.

Liver support therapy: With Prometheus®, we offer a combinational system of dialysis modality and plasma apheresis to clean the blood from soluble and non-soluble toxins arising in the context of acute liver failure.

Extracorporeal lung and heart assist therapies: In December 2016, we acquired Xenios, a company which focuses on research and innovation of products and therapies for the indicators of acute respiratory distress syndrome, chronic obstructive pulmonary disease and cardiogenic shock. The products and therapies using extracorporeal gas exchange allow the lung time to rest and heal. This is accomplished through the interventional lung assist, which provides a range of support from partial CO2 removal to full oxygenation and supports, prevents or replaces the need for mechanical ventilation.

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

Venofer® and Ferinject®

In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Vifor Pharma Ltd (formerly known as Galenica AG)) and one for the U.S. (with American Regent, Inc. (formerly Luitpold Pharmaceuticals Inc.)), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) outside of the U.S. Both drugs are used to treat iron deficiency anemia experienced by non-dialysis CKD (chronic kidney disease) patients as well as dialysis patients. Venofer® is the leading intravenous iron product worldwide. The first agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008, provides our subsidiary Fresenius USA Manufacturing Inc. ("FUSA") with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. The U.S. license agreement has a term of ten years and includes FUSA extension options. The North American agreement with American Regent was renegotiated in 2018 and the new agreement is effective through December 2023. The international agreement which had a term of 20 years was terminated in 2010 as a consequence of the establishment of VFMCRP.

In December 2010, we announced the expansion of our agreements with Vifor Pharma by forming a new renal pharmaceutical company, VFMCRP, with the intention to develop and distribute products to treat iron deficiency anemia and bone mineral metabolism for pre-dialysis and dialysis patients. FMC-AG & Co. KGaA owns 45% of the company, which is headquartered in Switzerland. Vifor Pharma contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). Vifor Pharma and its existing key affiliates or partners retain the responsibility for commercialization of both products outside the renal field.

Velphoro®

As part of the agreement to create VFMCRP, Vifor Pharma also contributed to the new company the asset (excluding Japan) Velphoro®, a novel iron-based phosphate binder. Fresenius Medical Care North America ("FMCNA") markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the U.S. market. The product for the U.S. market is supplied by an FDA-approved Vifor Pharma manufacturing facility in Switzerland and an FDA-approved contract manufacturer also located in Switzerland. Velphoro® has also been approved in Europe via the central approval process and has been commercially launched in Germany, the United Kingdom, Sweden, Denmark, the Netherlands, Belgium and Switzerland. Velphoro® has also been approved in France, Italy and Spain. The VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL.

OsvaRen® and Phosphosorb®

In June 2015, we further developed our joint company, VFMCRP, with Vifor Pharma. In addition to the iron replacement products Ferinject® and Venofer® for use in nephrology indications as well as the phosphate binder Velphoro® in our shared product portfolio, VFMCRP acquired nephrology medicines commercialized by us, including the phosphate binders OsvaRen® and Phosphosorb®. The transfer of the marketing rights was largely completed during the fourth quarter of 2015, allowing the joint company to further develop its sales and marketing in key European markets. For more information on the transfer please see note 5 in the notes to the consolidated financial statements included in this report.

Care Coordination

Care Coordination activities within in the United States include (or, where described below, included until the specified dates), but are not limited to, the following services:

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

Vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services

We operate vascular access centers, mainly in the U.S., as well as develop, own and manage specialty outpatient surgery centers for vascular care. A patient receiving hemodialysis must have a vascular access site to enable blood to flow to a dialysis machine for cleansing and to return the newly cleaned blood to the body. Our centers create and coordinate the maintenance of these vascular access sites, helping to ensure maturation before use and good flow of blood. Additionally, our vascular access services provide both cardiovascular and endovascular specialty services. Cardiovascular procedures are similar to the setting of care and scope of services for vascular access procedures discussed above with a focus on treatment for heart disease, while endovascular surgical procedures are minimally invasive and designed to access many regions of the body via major and peripheral blood vessels and assist in both the maintenance of hemodialysis accesses and treatment of peripheral artery disease.

Hospitalist, emergency and intensivist services (divested)

Prior to June 28, 2018, when we divested our interest in Sound, we employed physicians providing care in hospitals and post-acute care centers. These services utilized a consistent, patient-centered approach that relied on experienced physician leadership and a web-based workflow platform. We also provided intensivist services, which focused on the general medical care of hospitalized patients and the care of critically ill patients, usually in the intensive care unit, and the care of patients in post-acute centers.

Health plan services

We are continuing to expand our activities in value-based health care contracting. Value-based contracting includes shared savings arrangements in which private payors or government programs share the savings from reductions in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Such contracting also includes capitated arrangements in which private payors or government programs pay us a fixed amount per member under management to fund beneficiary medical expenses. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities. We currently participate in the following value-based programs:

  •
  Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians can form entities known as ESRD Seamless Care Organizations, or "ESCOs," as part of a new payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS' costs. Following our initial participation in six ESCOs, we are presently participating in the Model through 24 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS' cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. The number of patients participating in our ESCOs increased from approximately 41,000 as of January 1, 2018 to approximately 46,000 as of January 1, 2019.

    In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9 percent decrease in hospitalization rates for these patients during the same time. As a result, the Company's ESCOs together generated more than $43 M in gross savings, an average 5.47% reduction in expenditures per patient, with all six of its first-year ESCOs exceeding the shared savings benchmark. Final performance year settlement reports have not yet been provided by CMS to finalize ESCO performance results for 2017.

  •
  BPCI is a CMS pilot initiative, extended through September 30, 2018, with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. We commenced participation in several markets under the BPCI in April 2015 through our majority-owned subsidiary, Sound. On June 28, 2018, we divested our controlling interest in Sound. See note 4 c) of the notes to consolidated financial statements included in this report. Under the BPCI, we had the ability to receive additional payments if we were able to deliver quality care at a cost that was lower than certain established benchmarks, but also had the risk of incurring financial penalties if we were unsuccessful in doing so.

  •
  We provided MA-CSNP products in five states until December 31, 2018. MA-CSNPs are Medicare health plans offered by private companies that contract with Medicare to provide Medicare benefits to special needs individuals with specific severe or disabling chronic conditions such as ESRD, with a focus on improving the coordination of care. As a MA-CSNP, we provided health care services and Part D prescription drug coverage as well as received set payments from CMS for the complete care of ESRD patients who enrolled in our MA-CSNP. For each MA-CSNP, we managed medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and care management programs. Total medical costs were affected by the number of individual services rendered, the cost of each service and the type of service rendered. Our revenue on Medicare advantage policies was based on CMS' premiums set for ESRD beneficiaries, based on the average cost of similar beneficiaries in the Medicare program. The benefits, and projected medical costs, of these plans were submitted to CMS in June the year before the contract year Bid.

  •
  We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to commercial and Medicare Advantage ESRD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we may owe the payor the difference.

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

Care Coordination activities outside the United States:

Ambulant treatment services

In 2017, we acquired a majority stake in Cura, a leading operator of day hospitals in Australia.

Additionally, we have care coordination activities in other parts of Asia. These services in Asia- Pacific include ambulant treatment services in day care hospitals where we provide treatment infrastructure, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

For additional information regarding Care Coordination, see Item 4 – Information on the Company – Regulatory and legal matters – Reimbursement – U.S., and Item 5 – Operating and financial review and prospects – I. Performance management system – Business metrics for Care Coordination. See also Item 3 – Risks relating to our business – If we fail to estimate, price for and manage our medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows,

Major markets and competitive position

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

We estimate that the volume of the global dialysis market was €71 billion in 2018 (€70 billion in 2017) comprising approximately €13 billion of dialysis products and approximately €58 billion of dialysis services (including administration of dialysis drugs). The currency-adjusted growth rate amounted to 4% during the last year.

We are the world's leading provider of dialysis services with a market share of approximately 10% of the global dialysis patient population through treating 333,331 of the approximately 3.4 M dialysis patients worldwide. The segment breakdown according to patients treated is below:

Source: Company data and estimates

Dialysis products we made for use in our own dialysis centers or for sale to third-party customers accounted for a market share of 35% in 2018 (2017: 35%). We are also the global market leader for dialysis products. In the case of hemodialysis products, we had a 39% share of the global market (2017: 39%) and are also the leader in this field.

Dialyzers for hemodialysis are the largest product group in the dialysis market with a worldwide sales volume of over 330 M units in 2018. Around 150 M (around 45%) of these we made, giving us by far the biggest market share. Hemodialysis machines constitute another key component of our product business. Here, too, we are the market leader. Of the 97,000 machines installed in 2018, according to estimates, around 50,000, or more than 50% (2017: more than 50%), we produced.

Furthermore, we hold a strong position in the market for peritoneal dialysis products: Around 17% (2017: around 17%) of all peritoneal dialysis patients use products we made.

We are also the global leader in dialysis care, serving about 10% of all dialysis patients. The market for dialysis care services in the United States is already highly consolidated. We treat around 38% of all dialysis patients in the United States.

Our competitive environment is described in more detail below:

Health Care Services.    We operate in a competitive, international market environment and are, therefore, subject to certain trends, risks and uncertainties that could cause actual results to differ from our projected results. The major trends affecting the markets in which we operate are: the aging population and increased life expectancies, shortage of donor organs for kidney transplants, and increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD, all of which contribute to patient growth;

  •
  improvements in treatment quality, which prolong patient life;

  •
  stronger demand for innovative products and therapies;

  •
  advances in medical technology;

  •
  ongoing cost-containment efforts and ongoing pressure to decrease healthcare costs, resulting in limited reimbursement rate increases; and

  •
  reimbursement for the majority of treatments by governmental institutions, such as Medicare and Medicaid in the U.S.

In the emerging markets additional trends are:

  •
  increasing national incomes and hence higher spending on health care;

  •
  improving standards of living in developing countries, which make life-saving dialysis treatment available;

  •
  consolidation of providers (e.g. hospital chains);

  •
  consolidation of healthcare insurers with pricing pressure on providers; and

  •
  privatization of healthcare providers.

The following are our largest competitors in the dialysis services industry:

North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment
DaVita, Inc.	Diaverum S.à r.l.	B. Braun Melsungen AG	Baxter International Inc.
U.S. Renal Care, Inc.	B. Braun Melsungen AG	Nephrocare Health Services Private Limited (NephroPlus)	DaVita, Inc.
Diaverum S.à r.l.

U.S. government programs are the primary source of reimbursement for services to the majority of U.S. patients and, as such, competition for patients in the U.S. is based primarily on quality and accessibility of service and the ability to obtain admissions from physicians with privileges at the facilities. However, the extension of periods during which commercial insurers are primarily responsible for reimbursement and the growth of managed care have placed greater emphasis on service costs for patients insured with private insurance.

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
  Asahi Kasei Medical Corporation

  •
  Medtronic Plc.

  •
  B. Braun Melsungen AG

  •
  Nipro Corporation

  •
  Nikkiso Co., Ltd.

  •
  NxStage Medical, Inc.

  •
  Terumo Corporation

  •
  Kawasumi Laboratories Incorporated

  •
  Fuso Pharmaceuticals Industries Ltd., and

  •
  Toray Industries, Inc.

We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products.

Our strategy and competitive strengths

"Fresenius Medical Care: Creating a future worth living. For patients. Worldwide. Every day." This vision guides us in our efforts to give our patients around the world a better life by offering them high-quality products and outstanding health care. It is based on our core values: collaborative, proactive, reliable, excellent.

Strategic core competencies

Fresenius Medical Care aims to further consolidate its expertise as the world's largest provider of top-quality dialysis treatments and health care products and to apply them as a basis for sustainable, profitable growth. Moreover, by expanding our range of medical services in the area of Care Coordination, our goal is to provide holistic care and improve outcomes for patients as well as payors while increasing Fresenius Medical Care's corporate value in the long term. Our strategic plan is based on four core competencies that will support us in the years to come:

•
Innovating products

Developing innovative products to achieve even better outcomes for our patients is an inherent part of our strategy of sustainable, profitable growth and bolsters our technology leadership position in dialysis. In addition, we strive to identify new business opportunities in value-added technologies and approaches on an ongoing basis, for example through our venture capital company Fresenius Medical Care Ventures.

•
Standardizing medical procedures

Our goal is to standardize medical treatments and clinical processes while continuing to ensure high-quality clinical outcomes. We provided around 50 M dialysis treatments worldwide in 2018. Consequently, we have one of the largest renal patient databases in the world. We intend to use this information to standardize medical setups, open new clinics and integrate acquired clinics based on proven and efficient concepts.

•
Coordinating patients efficiently

In an environment of growing patient numbers and changing health care systems, Fresenius Medical Care sees significant potential in providing value-based care. This approach focuses on selling solutions, providing holistic care and receiving outcome-based reimbursement rather than offering single products or services.

Depending on the type of health care network in which we participate, we coordinate the care of our patients with other providers including physicians and other health care facilities. We then use the accumulated patient information to create predictive analytics.

•
Operating outpatient facilities

By leveraging our experience gained in over 3,928 proprietary dialysis clinics in around 50 countries, we have the knowledge to operate and manage stand-alone outpatient clinics efficiently and capture economies of scale. We are continuously optimizing and modernizing our processes and administrative structures.

Global Efficiency Program

In 2017, we announced the second phase of our Global Efficiency Program ("GEP II"). The program's objectives are to identify and realize further efficiency potential and enhance our overall competitiveness. In 2018, we achieved 15% of the targeted sustained cost improvements, which is well ahead of the anticipated contribution of 10% for the year. Therefore, we increased the lower end of the expected range of sustained cost improvements to €150 M and now expect €150 M to €200 M per annum by 2020.

For more information, see "Item 5.VI, "Operating and financial review and prospects – Management's general assessment" below.

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

In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From these central warehouses, we distribute our dialysis products to regional warehouses. We also distribute home hemodialysis and peritoneal dialysis products to patients at home or their travel destination, and ship hemodialysis products directly to dialysis clinics and other customers. Additionally, local sales forces, independent distributors, dealers and sales agents sell all our products.

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

Medicare program regulations rely on Conditions for Coverage rules for ESRD facilities which require that each dialysis clinic have a medical director who is responsible for overseeing the delivery of patient care and outcomes at the dialysis clinic. The medical director must be board-certified or board eligible in internal medicine or pediatrics, have completed a board-approved training program in nephrology and have at least twelve months of experience providing care to patients undergoing dialysis. We have engaged physicians or groups of physicians to serve as medical directors for our outpatient dialysis centers, home dialysis programs, and inpatient dialysis service relationships with hospitals. The compensation of our medical directors and other contracted physicians is negotiated individually and depends in general on local factors such as competition, the professional qualification of the physicians, the physicians' experience and tasks as well as the size and the offered services of the clinic. The total annual compensation of the medical directors and the other contracted physicians is stipulated at least one year in advance and the medical directors agree to seek to continue to improve quality, safety and efficiency. We believe that the compensation of our medical directors is consistent with the fair market value of their services.

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

A number of the dialysis clinics and other health care centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We have granted holders of these minority interests put options under which we could be required to purchase all or part of the minority owners' non-controlling interests. See note 1a) of the notes to our audited consolidated financial statements included in this report. We also have agreements with physicians to provide management and administrative services at health care centers in which physicians or physician groups hold an ownership interest and agreements with physicians to provide professional services at such health care centers. Our relationships with physicians and other referral sources relating to these joint ventures must comply with the federal Anti-Kickback Statute and Stark Law. There is a safe harbor under the Anti-Kickback Statute for certain investment interests in small entities. Our joint ventures have been designed to comply with the federal Anti-Kickback Statute and Stark Law, but they do not satisfy all of the requirements for safe harbor protection. Failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute and, therefore, physician joint ventures that fall outside the safe harbors are not, by definition, prohibited by law.

Capital expenditures

We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve-month periods ended December 31, 2018, 2017, and 2016.

Capital expenditures (gross)
	2018	2017	2016
	(in € M)
Capital expenditures for property, plant and equipment
North America Segment	529	505	514
EMEA Segment	153	126	115
Asia-Pacific Segment	44	41	35
Latin America Segment	28	38	33
Corporate	303	234	234

Total capital expenditures	1,057	944	931

Acquisitions and investments
North America Segment	769	339	334
EMEA Segment	98	65	379
Asia-Pacific Segment	21	262	20
Latin America Segment	44	8	13
Corporate	25	9	28

Total acquisitions and investments	957	683	774

For additional information regarding our capital expenditures, see Item 5.IV, "Operating and financial review and prospects – Financial position."

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

For a discussion of our 2018 and 2017 acquisitions and investments, see Item 5, "Operating and financial review and prospects – III. Financial position – Net cash provided by (used in) investing activities."

Procurement and production

We operate state-of-the-art production facilities worldwide to meet the demand for our dialysis products and other health care products. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. Our strategically located production and distribution centers help to reduce transport costs.

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

With a focus on quality, costs and availability, GMQ has introduced a state-of-the-art infrastructure with corresponding efficient processes and systems in the last few years, as well as bundling and optimizing existing structures. All production sites follow the Lean Manufacturing approach which in North America and our Schweinfurt plant includes the "Lean Six Sigma" management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of all manufacturing processes to achieve a very low error rate resulting in better quality production while shortening manufacturing time. We have implemented our Integrated Management System ("IMS"), which fulfills ISO 9001:2015 for quality control in combination with ISO norm 14001:2015, in most of our European production sites. We have adopted timely the new ISO 9001:2015 and ISO 13485:2016. (See also "Regulatory and Legal Matters – Facilities and Operational Regulation" below). All of our production facilities have undergone annual ISO 13485 Quality Systems inspections, maintaining all certifications, with no major non-conformances affecting our established management system being noted. Our Quality Management System ("QMS") in the Latin America Segment has been established and implemented based upon local or international regulations. At a minimum, each country must comply with the local regulation which provides the specific certification for production. The QMS of each country is reviewed through periodic management review, internal and corporate audits. In the Asia-Pacific Segment, every plant for medical devices or pharmaceutical products has a local QMS that is either ISO 13485:2016 and/or ISO 9001:2015 certified. Where applicable, each plant also complies to the Medical Device Directive 93/42/EEC. As there are additional requirements on QMSs in most of the countries in the Asia-Pacific Segment for medical device or pharmaceutical manufacturing, additional requirements are based upon target markets and countries of production. All plants have successfully passed the annual ISO 13485/ISO 9001 QMS inspections for maintaining their required certifications.

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

We focus on further optimizing procurement logistics and reducing total purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We are continuously intensifying, where appropriate, our use of internet-based procurement tools to increase agility and global transparency. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency. Additionally, we have an automated replenishment control in our national warehouses that allows the warehouses to be refilled when their inventory reaches a preset defined minimum level and allows us to continue to improve our operational efficiency.

Quality assurance and quality management in dialysis care

Our clinics work in conformance with the generally accepted quality standards of the industry, particularly the Kidney Disease Outcomes Quality Initiative ("KDOQI") guidelines from the United States, the European Renal Best Practice standard ("ERBP") and increasingly, Kidney Disease: Improving Global Outcomes ("KDIGO"), an industry initiative for global clinical practice guidelines. Clinical data management systems are used to routinely collect certain medical parameters, which we evaluate in anonymized form in compliance with these guidelines.

At each of our North America Segment dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, choosing local quality improvement projects and monitoring the progress towards achieving the quality targets which are informed by KDOQI, KDIGO and the Quality Agenda established by the FMCNA Medical Office. A rigorous scoring system, Clinical Quality Score or CQS, reports trends in outcomes and performance comparison among all levels of the organization. Visual representation of key performance indicators can be viewed in increasing levels of detail to provide transparency of results. In 2018, we continued to develop and implement programs and tools to assist in achieving our quality goals. These include treatment algorithms based on best medical evidence, outlier management teams, and technology to highlight opportunities for improvement at the dialysis chairside.

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

Our IMS fulfills the ISO-Norm 9001:2015 requirements for QMSs and links it with the ISO-Norm 14001:2015 for environmental management systems. Additionally, the IMS conforms to the medical devices requirements of ISO-Norm 13485:2016 and the Medical Device Directive 93/42/EEC. We are continuing to transition to the new Medical Device Regulation ("MDR"). Our conformation with the regulations will be included as part of the audit program for 2019. Currently, dialysis clinics in 17 countries within our EMEA region have QMSs which are certified according to the quality management standard ISO 9001:2015.

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

Environmental management

We have integrated environmental protection targets into our operations. To reach these goals, our IMS in the EMEA region has been in use at certain of our production facilities as well as at a number of dialysis clinics. IMS fulfills the requirements of QMSs as well as environmental management. Environmental goals are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.

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

In our European clinics, we continue to introduce our environmental management system in dialysis clinics and we continue to monitor and assess the management system performance in clinics where it was previously implemented. Currently, dialysis clinics in 16 countries in our European region are certified according to the revised environmental management standard ISO 14001:2015. We also conduct EHS regulatory audits of our manufacturing, distribution and laboratories annually and as needed. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data in over 700 clinics in the EMEA Segment and the Latin America Segment. This software is intended to monitor and reduce consumption of resources and generation of wastes while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

In our North America Segment dialysis clinics, we implemented recycling programs for corrugated materials and hemodialysis machines. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste. We achieved ISO 14001:2015 certification for two dialysis clinics as well as one manufacturing facility in North America as of December 31, 2018.

Patents and licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in over 9,100 patents and patent applications in major markets.

Technologies that are the subject of granted patents or pending patent applications and that relate to dialyzers include aspects of our DIASAFEplus filters and FX dialyzers.

Other patents and pending patent applications relate to components of our 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and the connector system for our proprietary biBag bicarbonate concentrate container.

Our 6008 therapy system is protected by more than 80 patent families that protect the disposable, the machine or the entire system. A number of applications or issued patents exist for the North American 2008T HD machine including, for example, the CDX system for the display of medical information directly on the 2008T screen, a wireless wetness detector for sensing line disconnect, an improved Crit-Line hematocrit measuring system and a U. S. version of the biBag filling system.

In the newly launched 4008A dialysis machine providing basic, reliable dialysis treatments more than 10 new inventions protected by patents are realized. The inventions refer for example to optimizing the device design without reduction of safety and quality of the device.

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

Trademarks

As the owner of trademarks or licensee under trademarks throughout the world, we currently hold rights in over 2,800 registered trademarks or trademark applications in major markets.

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

The main objective of the risk management system is to identify potential risks as early as possible to assess their impact on business activities and to enable us, where necessary, to take appropriate countermeasures. As internal and external requirements and conditions are continually changing, we are constantly adapting our risk management system.

The design of the internal risk management system is based on the Enterprise Risk Management Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Opportunities are not covered by the implemented risk management system.

In the risk management system, risk coordinators within the regions and in selected functions coordinate risk management activities utilizing risk management software. These activities address potential as well as existing short-term as well as mid-term risks. Semiannually, identified risk information is processed by the risk coordinators and discussed in risk committees. Subsequently, the corporate risk management team gathers the risk reports from regions and functions, analyzes and discusses them in the corporate risk committee and communicates the compiled results to the Management Board. The main focus lies with material risks above a defined threshold.

Risks classified as high, whether newly identified or already known risks which changed their status to high in the period, are promptly reported to the Management Board and to corporate risk management to ensure an adequate response and mitigation of the risk. The effectiveness of the risk management system is monitored by the Audit and Corporate Governance Committee of the Supervisory Board.

In addition to risk reporting, traditional reporting to management is an important tool for managing and controlling risks, as well as for taking preventive measures in a timely manner. Therefore, our Management Board is informed on a monthly basis about the industry situation, our operating and non-operating business and the outcome of analyses of our earnings and financial position, as well as of our assets position on a quarterly basis. The organizational structure of our risk management is shown below:

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

The Global Internal Audit department is also responsible for monitoring the implementation of measures documented in the reports. The Management Board is informed about the implementation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. In 2018, a total of 45 audits were carried out.

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

Regulatory and legal matters

Regulatory and compliance overview

Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations governing the operation of health care centers, laboratories and manufacturing facilities, the provision of high quality health care for patients, compliance with labor and employment laws, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for payments and/or reimbursement. In the U.S., some states establish regulatory processes that must be satisfied prior to the establishment of new health care centers. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit private ownership of healthcare providers or establish other regulatory barriers to direct ownership by foreign companies. In such jurisdictions, we may establish alternative contractual arrangements to provide services to those facilities.

Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

  •
  failure to receive required licenses, certifications, clearances or other approvals for new or existing services, facilities, or products or significant delays in such receipt;

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

As a global healthcare company, we are subject to laws and regulations concerning privacy and data protection. These laws and regulations govern, amongst other elements, the collection, use, disclosure, retention, and transfer of personal data. For example, the European Union's General Data Protection Regulation, which became effective in May 2018, imposes substantial new worldwide obligations on the processing of personal data. These laws continue to develop globally and differ from jurisdiction to jurisdiction, which increases the complexity and costs of our global data protection and security compliance programs. Because of varying legal requirements across the world, the FME Global Privacy Foundation establishes a set of requirements to help ensure appropriate use of personal data throughout its life cycle. While the Foundation creates a baseline compliance requirement for all of our subsidiaries and personnel, we also intend to comply with the requirements of all applicable local laws that impose other or stricter standards.

A number of states in which we operate have laws that prohibit business entities, such as the Company and our subsidiaries, from practicing medicine, employing physicians to practice medicine or exercising control over medical decisions by physicians (known collectively as the corporate practice of medicine prohibition). These states also prohibit entities from engaging in certain arrangements, such as fee-splitting, with physicians. Additional state and local laws and regulations require us to maintain certain licenses and certifications to operate our facilities and/or manufacture and distribute our products and services.

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

Product regulation

U.S. pharmaceuticals

In the U.S. numerous regulatory bodies, including the FDA and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer, distributor and a seller of drug products under their jurisdiction. Some of the products our subsidiaries manufacture and/or distribute are subject to regulation under the Federal Food, Drug, and Cosmetic Act of 1938, as amended ("FDCA") and FDA's implementing regulations. They include our peritoneal dialysis and saline solutions, PhosLo® (calcium acetate), Phoslyra® (calcium acetate oral solution), Venofer® (iron sucrose injection, USP), and Velphoro (sucroferric oxyhydroxide). Many of these requirements are similar to those for devices, as described below. We are required to register as an establishment with the FDA, submit listings for drug products in commercial distribution and comply with regulatory requirements governing product approvals, drug manufacturing, labelling, promotion, distribution, post market safety reporting and recordkeeping. We are subject to periodic inspections by the FDA and other authorities for compliance with inspections as well as with federal Centers for Medicare and Medicaid Services average sales price reporting, medical drug rebate program and other requirements. Our pharmaceutical products must be manufactured in accordance with current Good Manufacturing Practices ("cGMP"). We are required to provide information to the FDA whenever we become aware of a report of an adverse drug experience associated with the use of one of our drug products that is both serious and unexpected, as defined in FDA regulations and guidance. We are required to notify the FDA of certain product quality issues. In addition, as with the marketing of our medical devices, in order to obtain marketing approval of our drug products we must satisfy mandatory procedures and safety and efficacy requirements. Furthermore, the FDA prohibits our products division from marketing or promoting our pharmaceutical products in a false or misleading manner and from otherwise misbranding or adulterating them. Finally, if the FDA believes that a company is not in compliance with applicable drug regulations, it has similar enforcement authorities as those discussed below with respect to medical devices, including under the administrative, civil, and criminal penalty provisions of the FDCA. Other state and federal regulatory and enforcement agencies have authority to enforce related fraud, consumer protection, privacy, and other laws. The Trump Administration has announced its intention to simplify and accelerate the process for approval of new drugs. We cannot predict whether or when any such changes will be adopted, or what they will accomplish.

Pharmaceuticals outside the U.S.

Some of our products, such as peritoneal dialysis solutions and PhosLo® and Phoslyra®, are considered medicinal products subject to the specific drug law provisions in various countries. The European Union has issued several directives and regulations on medicinal products, including a directive on medicinal products for human use, No. 2001/83/EC (November 6, 2001), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany, the German Drug Law (Arzneimittelgesetz) ("AMG"), which implements European Union requirements, is the primary regulation applicable to medicinal products.

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

The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant EU Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-Good Manufacturing Practice ("EU-GMP") as well as the terms of the particular marketing authorization. International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission and the International Conference on Harmonization of Technical Requirements for Human Use ("ICH"). The Pharmaceutical Inspection Co-operation Scheme ("PIC/S"), an international informal cooperative arrangement between Regulatory Authorities, aims at harmonizing inspection procedures by developing common standards in the field of GMP and by providing training opportunities to inspectors. Among other things, the European Commission, PIC/S and ICH establish requirements for good manufacturing practices which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2015 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which is more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

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

Medical devices outside the U.S.

In the EU, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area ("EEA"), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices ("AIMDs"), as last amended ("AIMD Directive"), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended ("MD Directive"), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended ("IVD Directive"). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. The MD Directive, has been amended, 2007/47/EC, with the intention to achieve improvements, including in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. In the future, the industry will face increasing requirements for medical devices. In September 2012, the first draft of a new regulation on medical devices, MDR, was published by the European Commission. In October 2013, this draft, supplemented by additional amendments, was voted on by the European Parliament and subsequently published. It provided for further tightening of regulations for the manufacture of medical devices, as it applies to both manufacturers and accredited organizations within the EU ("Notified Bodies") that examine the conformity evaluation of the production process completed on behalf of the manufacturers. The final draft was published in February 2017 as a proposal and was adopted in March 2017 by the European Council. Subsequent to the publishing of the regulation in the Official Journal of the European Union, the new MDR came into force on May 25, 2017 and includes a transition period of 3 years for most provisions, after which the MDR will repeal the MD Directive and the AIMD Directive. Although the MDR is self-binding in all member states of the EU, numerous acts of national legislation in each member state are necessary to fully implement the new legal provisions. These new provisions essentially include higher safety standards to be met by medical devices and therefore require a new conformity evaluation and re-certification of all medical devices regardless of whether they have already been placed on the market or not. There will be a prolonged transition phase, based on a valid EC certificate according to MD Directive, which will allow manufacturers until May 2024, at the latest, to align their medical devices with the MD Directive. The IVD Directive will be repealed by Regulation (EU) 2017/746 on in vitro diagnostic medical devices, which also came into force in March 2017 and provides for a transition period of 5 years.

According to the current EU directives relating to medical devices, the CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a CE certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO 13485:2016, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the European Community ("EC") requirements. If able to do so, the manufacturer must place a "CE" mark on the products. Medical devices that do not bear the "CE" mark cannot be imported, sold or distributed within the EC.

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

On April 6, 2011, the FDA issued to us a warning letter alleging that we marketed certain blood tubing sets without required premarket 510(k) clearance, in response to which we ceased marketing and distributing those blood tubing sets that were the subject of a January 2011 recall. We received 510(k) clearance for the blood tubing set product from the FDA on June 15, 2012 and subsequently recommenced marketing and distribution of these products. In addition, we have completed a comprehensive review of our 510(k) filings and submitted our findings to the FDA, and we continue to work with the FDA regarding effective submission strategies for certain product lines.

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

After reconsideration of the November 2011 memorandum, the FDA in May 2014 permitted the Company to withdraw the March 29, 2012 notification and to revise its product labels consistently with that withdrawal. The FDA has not requested any change in the composition of the Company's acid concentrate products, nor has it requested any return or removal of products in connection with the controversy surrounding the November 2011 memorandum. The FDA's Safety Communication directed at all dialysate products remains in effect. Wrongful death, personal injury, and other litigation predicated on the November 2011 memorandum was substantially resolved by settlement consummated in November 2017. See note 22 of the notes to consolidated financial statements included in this report.

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

Sales of dialysis products to Iran

The Company actively employs comprehensive policies, procedures and systems to ensure compliance with applicable controls and economic sanctions laws. The Company has allocated resources to design, implement and maintain a compliance program specific to the Company's U.S. and non-U.S. activities. At the same time, the Company's dedication to providing its life-saving dialysis products to patients and sufferers of end-stage renal disease extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, the Company's product sales to Iran from Germany are not subject to the EU's restrictive measures against Iran established by Council Regulation (EU) No. 267/2012 of March 23, 2012, as last amended by Council Implementing Regulation (EU) 2018/827 of June 4, 2018, as the Company's products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because the Company's sales to Iran were and are made solely by its German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 ("ITSR"), and are not eligible for licenses from the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because the Company does not have a U.S. parent company and is not in any other way owned or controlled by a United States person, as those terms are used in ITSR § 560.215(a), and the Company's affiliates involved in Iran-related transactions are also not "owned or controlled" by a United States person. That the Company has a U.S. subsidiary does not cause the ITSR to apply to the Company's Iran-related transactions (because the sales by the Company's non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC's public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

During the year ended December 31, 2018, the Company sold approximately €6 M of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately €4 M in operating income. During 2018, we also paid approximately €400 in transportation costs most of which were reimbursed by the distributors. All such sales were made by the Company's German subsidiaries. Based on information available to the Company, the Company believes that most if not all products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the "Government of Iran" as defined in ITSR § 560.304. The Company's 2018 sales to Iran represent 0.04% of its total revenues. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of its products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

Potential changes impacting our private payors

On August 18, 2016, CMS issued a request for information ("RFI") seeking public comment about providers' alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. FMCH and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process in the fall of 2017 which they ultimately did not publish. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

Separately, the United States Department of Health and Human Services ("HHS") announced in its fall 2018 semi-annual review of agency actions, or "unified agenda," that it was considering the publication of a new proposed rule, ostensibly consistent with the Court's order on the IFR, that would establish requirements for third parties that provide financial assistance to patients for premiums to enroll in coverage provided by an individual market plan (RIN 0938-AT11). The unified agenda identified "11/00/18" as a target publication date for the proposed rule, but no proposed rule has been published for comment.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar administrative actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful, these efforts would have a material adverse impact on our operating results.

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts inquiring into our interactions and relationships with AKF, including our charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating with the investigation.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through legislative and public referendum processes that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or mandate new or alternative operating models and payment models that could present more risk to our healthcare service operations. Ballot initiatives that are successfully introduced at the state level in the United States require the vote of state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material expenditure of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives, which if passed, could further regulate multiple aspects of our operations including, for instance, clinic staffing requirements, state inspection requirements and profit margins on commercial business. There was an increase in such activities at the state level in 2018. While relevant material legislative and ballot initiatives did not become law in 2018, efforts to enact new state laws regarding our operations are expected to continue. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state healthcare programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations.

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

An Environmental Management System ("EMS") based on ISO 14001:2015 has been established in our main European production plants and in a high number of dialysis clinics in the European region. Compliance with environmental laws and regulations is a core objective of our EMS. Internal and external audits are organized and performed to verify compliance with the EMS requirements and applicable environmental laws and regulations. For additional information, see "– Environmental Management," above.

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

On November 1, 2018, CMS issued a final rule for the ESRD PPS rate for 2019. On average, large dialysis organizations will receive a 1.6% increase in payments under this final rule. The base rate per treatment is $235.27 which represents a 1.2% increase from the 2018 base rate including the adjustment for the wage index budget-neutrality factor. The 2019 final rule reflects a market basket increase of 1.3% (2.1% market basket increase that is partially offset by a 0.8% multifactor productivity adjustment as mandated by the ACA) and application of the wage index budget-neutrality adjustment factor of 0.999506. The 2019 ESRD

PPS rate contains an increase to the wage index floor of 0.1, for a 2019 wage index floor of 0.5000. CMS updated the AKI payment rate for calendar year ("CY") 2019 to $235.27, which is the same as the base rate finalized under the ESRD PPS for CY 2019. In the final rule, effective January 1, 2020, CMS also expanded the transitional drug add-on payment adjustment ("TDAPA") to all new renal dialysis drugs and biological products, not just those in new ESRD PPS functional categories. CMS changed the basis of payment for the TDAPA from pricing methodologies under section 1847A of the Act, which includes ASP+6, to ASP+0.

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

In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the U.S. Food and Drug Administration ("FDA"), such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a TDAPA. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process.

On February 7, 2017, Amgen Inc. announced that the FDA had approved Parsabiv™, an intravenous calcimimetic for the treatment of secondary hyperparathyroidism in adult patients with chronic kidney disease on dialysis. Effective January 1, 2018, CMS implemented the transitional drug add-on payment adjustment and applied it to calcimimetics. At the end of the transition period, CMS will adjust the ESRD PPS rate to reflect the addition of the calcimimetics to the ESRD PPS payment bundle. Depending on the adequacy of the final adjustment, this development could have a material effect on our business, results of operations, and financial condition.

On November 1, 2018, CMS issued the final rule for the CY 2019 ESRD PPS in which they announced an expansion of the TDAPA policy to all new renal dialysis drugs and biologicals. CMS also announced that the expanded TDAPA policy included changing the basis of payment for the TDAPA from pricing methodologies under section 1847A of the Act, which includes ASP+6, to ASP+0. The revised drug designation policy, including the revised TDAPA payment policy, will not take effect until January 1, 2020. CMS will continue to pay for Sensipar and Parsabiv™ for the remainder of the transition period based on the average sales price plus 6% (4.3% after giving effect to the U.S. sequestration).

The introduction of Parsabiv™ will also result in changes in how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients will continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients may receive calcimimetics from their dialysis providers, as a medical benefit. See "Item 5. Operating and financial review and prospects – III. Results of operations, financial position and net assets – Year ended December 31, 2018 compared to year ended December 31, 2017" for information on the impact of the Implementation of PAMA oral-only provision.

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

On November 15, 2016, CMS issued the final rule updating the Physician Fee Schedule for CY 2016, in which it substantially reduced the reimbursement rates for certain vascular access services provided in the physician office setting. For the range of procedures provided in a vascular access center, these cuts represent an average reduction of 20.5 percent compared to the prior year. For the most common dialysis access related procedures, the cuts averaged as 32.2 percent compared to the prior year. Azura Vascular Care (previously known as Fresenius Vascular Care) is converting many of its facilities into ambulatory surgery centers. This more regulated model allows Azura Vascular Care to enhance coordination of care and expand services while offering a more specialized and less costly site of service as compared to hospital settings. Converting facilities to ambulatory surgical centers will require capital, take time and be subject to applicable federal and state regulations; certificates of need will be required in some states.

On November 13, 2017, CMS issued the final rule for the Medicare hospital Outpatient Prospective Payment System (OPPS) and the Ambulatory Surgical Center (ASC) Payment System for CY 2018, in which it removed certain dialysis HCPCS codes, applicable to angioplasty, thrombectomy and stenting procedures, from the list of codes that are considered device intensive. Since the payment indicator for device intensive procedures results in higher reimbursement for these procedures, the effect of this change is a reduction (approximately 27%) in reimbursement for these procedures in the ASC setting.

On November 2, 2018, CMS issued the CY 2019 final rule for hospital outpatient and ambulatory surgery center payment systems. CMS did not finalize the proposal to designate certain other dialysis vascular access codes as office based procedures, which would have capped reimbursement for those codes at the Medicare physician fee schedule rate. For CY 2019, those dialysis vascular access codes will continue to be paid at the ASC rate. The final rule updating the ASC Fee Schedule for CY 2019 decreased the reimbursement rates for certain vascular access services. For the range of procedures provided in an ASC, these cuts represent an average decrease of 3.3 percent compared to the prior year. For the most common dialysis access related procedures, the average decrease was also 3.3 percent compared to the prior year. CMS also updated the Physician Fee Schedule for CY 2019. For the range of procedures provided in a physician office, the CY 2019 Physician Fee Schedule represents an average increase of 0.06% percent compared to the prior year and for the most common dialysis access related procedures, an increase of 0.3% compared to the prior year.

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

The ESRD PPS final rule, released on November, 1 2018, also updated the ESRD QIP, for payment years 2021 and 2022, under which payments made to dialysis facilities are subject to reduction based on clinical measures. The final rule includes QIP alignments for the payment year 2021 to the CMS Meaningful Measures Initiatives. Specifically, for PY 2021, the rule finalizes measure removal factors, removes four measures, and makes changes to the measure domain categories including establishment of Patient and Family Engagement/Care Coordination and the Clinical Care as individual domains. The rule also establishes new domain and measure weights. The rule delays reporting of QIP data for new facilities until four months after the CMS certification number becomes effective in effort to provide facilities with more time to learn how to report the required data. The rule also finalizes proposed increases to the number of facilities selected for National Healthcare Safety Networks (NHSN) data validation study from 35 to 150 as well as making the Consolidated Renal Operations in a Web-Enabled Network data validation study into a permanent program requirement. For PY 2022, the ruling finalizes the adoption of the Percentage of Prevalent Patients Waitlisted Measure (PPPW) within the proposed Care Coordination Measure Domain as well as a proposal to adopt the Medication Reconciliation for Patients Receiving Care at Dialysis Facilities (MedRec) Measure within the Safety Measure Domain.

ACA provides for broad healthcare system reforms, including (i) provisions to facilitate access to private health insurance, (ii) expansion of the Medicaid program, (iii) industry fees on device and pharmaceutical companies based on sales of brand name products to government healthcare programs, (iv) increases in Medicaid prescription drug rebates, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of healthcare program waste and fraud and (viii) a 2.3 percent excise tax on manufacturers' medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, enacted December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. We cannot predict whether Congress will further suspend or repeal this tax in the future. In 2017, Congress considered legislation to "repeal and replace" ACA and may return to these issues in the future, but we cannot predict what provisions will be affected and what changes will result. Further, the Trump Administration may take various administrative actions that could materially affect how ACA provisions are implemented. We cannot predict the nature, extent, or impact of any such actions.

ACA includes a provision referred to as the individual mandate that requires most U.S. citizens and noncitizens to have health insurance that meets certain specified requirements or be subject to a tax penalty. On December 22, 2017, President Trump signed into law sweeping changes to the U.S. Tax Code. Among the provisions included in the law was an amendment to this ACA provision that reduced to zero the excise tax penalty imposed on individuals who do not obtain minimum essential health care coverage. The provision became effective starting in 2019. The Congressional Budget Office estimated in November of 2017 that elimination of the mandate has the potential to decrease the number of individuals with health insurance by approximately 4 million in 2019 and premiums are likely to increase because healthier individuals are likely to opt out of paying for health insurance without the influence of a penalty. On February 26, 2018, the Texas and Wisconsin Attorneys General, leading a 20-state coalition, filed a lawsuit challenging the constitutionality of the ACA in the Northern District of Texas titled Texas and Wisconsin, et al v. United States, et al (N.D. Tex). The plaintiffs argued that because the amendment "renders legally impossible the Supreme Court's prior savings construction of the Affordable Care Act's core provision – the individual mandate – the Court should hold that the ACA is unlawful and enjoin its operations." On December 14, 2018, the Court granted a partial summary judgment finding the individual mandate unconstitutional and the remaining provisions of the ACA inseparable, and therefore invalid, and granted the plaintiffs' claim for declaratory relief in Count 1 of the amended complaint. On December 30, 2018, the Court issued a final judgment on Count 1, which enabled the decision to be appealed. On December 31, 2018, the Court entered an order staying the remainder of the case pending resolution of the appeal. It is not possible for us to predict the outcome of this lawsuit or what if any impact the elimination of the individual mandate will have on the patients seeking our products and services.

Pharmaceuticals.    We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. We make our pharmaceutical products available to authorized users of the Federal Supply Schedule ("FSS") of the

General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs ("VA"). Under our license to market and distribute the intravenous iron medication Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the manufacturer of Venofer® (when sold by us under one of our national drug codes ("NDCs")), which is reimbursed under Part B of the Medicare program. Our products also are subject to a federal requirement that any company participating in the Medicaid rebate or Medicare program charge prices comparable to the rebates paid to State Medicaid agencies on purchases under the Public Health Services ("PHS") pharmaceutical pricing program managed by the Department of Health and Human Services ("HHS") (also known as the "340B program" by virtue of the section of the Public Health Service Act ("PHSA") that created the program). The PHS pricing program extends these deep discounts on outpatient drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, certain "look alikes," as well as various other providers. ACA expanded the 340B program to include additional providers.

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

PAMA requires CMS to substantially revise how payment rates are determined under the CLFS. Through regulations, CMS delayed the effective date of the new payment rates from January 1, 2017 (as required by PAMA) to January 1, 2018. The new rates will be determined based on the median of rates paid by private payors for these tests in the period before the new rates take effect. The new rates will be effective for most tests for a three-year period, with no updates during that period for inflation or other factors. PAMA provides that rate declines will be limited to 10 percent in each of the first three years. Final estimates of the effects of the new rate-setting system on CLFS revenues are not yet available, but in general payment rates for most tests paid on the CLFS will decline. These declines are not expected to directly affect Spectra's principal source of revenue, payments from dialysis facilities for laboratory tests included in the ESRD PPS. We cannot predict whether Spectra may witness indirect effects in future years as the laboratory industry and its customers adjust to the new CLFS rates.

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

The Trump Administration has made changes in the leadership of CMS and the Department of Health and Human Services and this new leadership has initiated revisions to regulations and sub-regulatory guidance relating to implementation of various provisions of ACA, with or without changes legislation. Additional changes may continue to occur, regardless whether the ACA is repealed. Significantly, in October 2017, the Trump Administration announced that it would immediately cease paying cost-sharing reduction (CSR) subsidies to insurers. These subsidies reduce deductibles, coinsurance and copayments for individuals and families at or below 250% of the federal poverty level. Under the law insurers are still mandated to provide lower out-of-pocket costs for low-income individuals; as a result, ending CSR payments has caused many insurers to increase premiums in the individual insurance market to offset the loss of the federal support. However, in February 2018, the Trump administration altered course and requested and received authority to fund $1.2 billion to insurance exchanges, including CSR payments, as part of the administration's 2019 budget. A portion of this requested funding is expected to also fund the dismantling of the insurance exchanges. We cannot predict whether the inclusion of this funding in the budget for 2019 will come to pass. If the Administration pursues the course indicated in October, then litigation that could stem from the decision to end the payments and likely will create uncertainty for the foreseeable future. Given this uncertainty, some insurers may decide to leave the individual exchanges altogether.

In addition, further regulations may be promulgated in the future that could substantially change the Medicare and Medicaid reimbursement systems, or that could impose additional eligibility requirements for participation in the federal and state healthcare programs. Moreover, such regulations could alter the current responsibilities of third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) including, without limitation, with respect to cost-sharing. Changes of this nature could have significant effects on our businesses, but, due to the continued uncertainty about the implementation of the ACA, including potential further legal challenges to or significant modifications to or repeal of that legislation (see, for example, the discussion above regarding the proceedings in the Northern District of Texas, Texas and Wisconsin, et al v. United States, et al), the outcomes and impact of such changes on our business, financial condition and results of operations are impossible to quantify or predict.

In January 2018, the Trump Administration released guidance aimed at allowing states to impose work requirements for Medicaid beneficiaries, a major shift in the design of the health insurance program for the poor and disabled. The Centers for Medicare and Medicaid Services claims that work requirements will help people lead healthier lifestyles. Opponents fear the requirements simply will lead to the poor and disabled losing health benefits. At least nine states have applied for Medicaid waivers that include work requirements. The Kentucky and Indiana programs have been approved by CMS. The other states who have applied for waivers are Arizona, Arkansas, Indiana, Kansas, Maine, New Hampshire, North Carolina, Utah and Wisconsin. It is not currently possible to accurately predict the impact such programs will have over time.

C.    Organizational structure

The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2018. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America."

D.    Property, plant and equipment

Property

The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described under "Item 7.B. Related Party Transactions – Real Property Lease."

Location	Floor area (approximate square meters)	Currently owned or leased by Fresenius Medical Care	Lease expiration	Use
Ogden, Utah	102,193	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
St. Wendel, Germany	101,288	leased	December 2026	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer and peritoneal dialysis solutions
Biebesheim / Gernsheim, Germany	58,500	leased	December 2023	Central distribution Europe, Asia Pacific and Latin America
L´Arbresle, France	47,674	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding
Schweinfurt, Germany	38,100	leased	December 2026	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Cota, Colombia	37,000	owned		Manufacture of dry and liquid concentrates, CAPD and APD bags, Intravenous solutions, empty Biofine bags.
Enstek, Malaysia	28,778	owned		Manufacture and peritoneal dialysis solutions and hemodialysis concentrate
Waltham, Massachusetts	28,497	leased	April 2029	Corporate headquarters and administration – North America
Fukuoka, Japan (Buzen Plant) – Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Palazzo Pignano, Italy	27,435	owned		Manufacture of bloodlines and tubing, office
Knoxville, Tennessee	25,734	owned		Manufacture peritoneal dialysis solutions

Location	Floor area (approximate square meters)	Currently owned or leased by Fresenius Medical Care	Lease expiration	Use
São Paulo, Brazil	24,755	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and Warehouse
Guadalajara, México	24,234	owned		Manufacture of saline, sodium citrate and liquid acids
Buenos Aires, Argentina	20,000	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates and disinfectants
Rockleigh, New Jersey	19,974	leased	December 2028	Clinical laboratory testing
Concord, California	17,586	leased	July 2028	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Reynosa, Mexico	15,746	leased	November 2027	Manufacture of bloodlines
Vrsac, Serbia	15,365	owned		Administration, production and warehouse building
Bad Homburg, Germany	11,040	leased	December 2026	Corporate headquarters and administration
Bad Homburg (OE), Germany	10,300	leased	December 2026	Manufacture of hemodialysis concentrate solutions / Technical Services / Logistics services

We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution and administrative and sales facilities in the U.S. and other countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.

For information regarding our capital expenditures, see "Item 4.B. Business Overview – Capital Expenditures."

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

For information about our discretionary accounting policies and estimations, see note 2 of the notes to our consolidated financial statements found elsewhere in this report. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with our financial statements, and the discussion below in III. Results of operations, financial position and net assets – "Results of operations."

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

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS ("Non-IFRS Measure"). We believe this information, along with comparable IFRS measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation as well as our compliance with financial covenants. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Revenue

The management of our operating segments is based on revenue as a key performance indicator. We believe that the key to continue growing our revenue is to attract new patients and increase the number of treatments performed each year. The number of treatments performed each year is therefore an indicator of continued revenue growth. For further information regarding revenue recognition and measurement, refer to note 1j of the notes to consolidated financial statements, "The Company and Basis of Presentation – Significant accounting policies – Revenue recognition" included in this report. Revenue is also benchmarked based on movement at constant exchange rates. See the "Constant currency information" below.

Operating income

Operating income is the most appropriate measure for evaluating the profitability of the operating segments and therefore is also a key performance indicator. Operating income is also benchmarked based on movement at constant exchange rates. See the "Constant currency information" below.

Operating income margin

Operating income margin represents the ratio of operating income to revenue. We believe operating income margin shows the profitability of each of our operating segments or our consolidated company.

Delivered EBIT (Non-IFRS Measure)

As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered EBIT"). Delivered EBIT approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income, or EBIT, is the closest comparable IFRS measure. Delivered EBIT is also benchmarked based on movement at constant exchange rates. See the "Constant currency information" below.

Below is a table showing the reconciliation of operating income to Delivered EBIT on a consolidated basis for our reporting segments:

Delivered EBIT reconciliation
in € M
	2018	2017	2016
Total
Operating income (EBIT)	3,038	2,362	2,409
less noncontrolling interests	(244)	(274)	(276)

Delivered EBIT	2,794	2,088	2,133
North America
Operating income (EBIT)	2,665	2,086	1,936
less noncontrolling interests	(231)	(263)	(267)

Delivered EBIT	2,434	1,823	1,669
Dialysis
Operating income (EBIT)	1,752	1,942	1,882
less noncontrolling interests	(212)	(229)	(243)

Delivered EBIT	1,540	1,713	1,639
Care Coordination
Operating income (EBIT)	913	144	54
less noncontrolling interests	(19)	(34)	(24)

Delivered EBIT	894	110	30
EMEA
Operating income (EBIT)	399	444	474
less noncontrolling interests	(4)	(4)	(3)

Delivered EBIT	395	440	471
Asia-Pacific
Operating income (EBIT)	304	313	289
less noncontrolling interests	(9)	(7)	(6)

Delivered EBIT	295	306	283
Dialysis
Operating income (EBIT)	270	286	289
less noncontrolling interests	(7)	(6)	(6)

Delivered EBIT	263	280	283
Care Coordination
Operating income (EBIT)	34	27	—
less noncontrolling interests	(2)	(1)	—

Delivered EBIT	32	26	—
Latin America
Operating income (EBIT)	29	58	59
less noncontrolling interests	0	0	0

Delivered EBIT	29	58	59

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

Capital expenditures

We manage our investments using a detailed coordination and evaluation process. The Management Board sets our complete investment budget as well as the investment targets. Before realizing specific investment projects or acquisitions, our internal Acquisition & Investment Committee examines the individual projects and measures considering the expected return on investment and potential yield. Investment projects are evaluated using common methods such as net present value, internal interest rate methods and payback periods. We utilize this evaluation methodology to ensure that we only make and implement investments and acquisitions that increase shareholder value. Capital expenditures for property, plant and equipment is an indicator used for internal management. It influences the capital invested for replacement and expansion.

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

The following table shows the significant cash flow key performance indicators for 2018 and 2017 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in)

operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified
	2018	2017	2016
Revenue	16,547	17,784	16,570

Net cash provided by (used in) operating activities	2,062	2,192	1,932
Capital expenditures	(1,057)	(944)	(931)
Proceeds from sale of property, plant and equipment	54	103	16

Capital expenditures, net	(1,003)	(841)	(915)

Free cash flow	1,059	1,351	1,017
Net cash provided by (used in) operating activities in % of revenue	12.5%	12.3%	11.7%
Free cash flow in % of revenue	6.4%	7.6%	6.1%

Net leverage ratio (Non-IFRS Measure)

The Net Leverage Ratio is a key performance indicator used for internal management. To determine the Net Leverage Ratio, debt less cash and cash equivalents (net debt) is compared to EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement and non-cash charges). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the Net Leverage Ratio provides more reliable information about the extent to which we are able to meet our payment obligations rather than considering only the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a relatively large share of debt capital compared with companies in other industries. The following table shows the reconciliation of Net Leverage Ratio as of December 31, 2018 and 2017.

Reconciliation of net leverage ratio
in € M, except for net leverage ratio
	December 31, 2018	December 31, 2017
Debt	7,546	7,448
Cash and cash equivalents	2,146	978

Net debt	5,400	6,470
Operating income(1),(2)	2,215	2,372
Depreciation and amortization(1)	716	731
Non-cash charges	45	51

EBITDA(1),(2)	2,976	3,154

Net leverage ratio(1),(2)	1.8	2.1

(1)
Including adjustments for acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement.

(2)
2018 excluding the gain related to divestitures of Care Coordination activities (see note 4 c) of the notes to the consolidated financial statements).

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

Reconciliation of average invested capital and ROIC in € M, except where otherwise specified

2018	December 31, 2018	September 30, 2018(2)	June 30, 2018(2)	March 31, 2018(2)	December 31, 2017(2)
Total assets	26,242	25,587	25,045	23,091	22,930
Plus: Cumulative goodwill amortization	413	407	405	385	395
Minus: Cash and cash equivalents	(2,146)	(1,754)	(1,657)	(800)	(931)
Minus: Loans to related parties	(81)	(112)	(118)	(109)	(92)
Minus: Deferred tax assets	(345)	(328)	(334)	(325)	(315)
Minus: Accounts payable	(641)	(611)	(559)	(496)	(577)
Minus: Accounts payable to related parties	(154)	(194)	(183)	(236)	(147)
Minus: Provisions and other current liabilities(1)	(2,728)	(2,748)	(2,689)	(2,406)	(2,565)
Minus: Income tax payable	(165)	(209)	(330)	(239)	(194)

Invested capital	20,395	20,038	19,580	18,865	18,504

Average invested capital as of December 31, 2018	19,476
Operating income(2)	3,024
Income tax expense(2),(3)	(617)

NOPAT	2,407

ROIC in %	12.4%

2017	December 31, 2017	September 30, 2017(2)	June 30, 2017(2)	March 31, 2017(2)	December 31, 2016(2)
Total assets	24,025	24,156	24,617	26,016	25,825
Plus: Cumulative goodwill amortization	394	400	413	439	444
Minus: Cash and cash equivalents	(978)	(729)	(721)	(678)	(716)
Minus: Loans to related parties	(92)	(146)	(169)	(220)	(220)
Minus: Deferred tax assets	(315)	(334)	(308)	(311)	(292)
Minus: Accounts payable	(590)	(518)	(484)	(505)	(584)
Minus: Accounts payable to related parties	(147)	(224)	(216)	(271)	(264)
Minus: Provisions and other current liabilities(1)	(2,791)	(2,763)	(2,822)	(2,791)	(2,866)
Minus: Income tax payable	(194)	(251)	(234)	(277)	(242)

Invested capital	19,312	19,591	20,076	21,402	21,085

Average invested capital as of December 31, 2017	20,293
Operating income(2)	2,372
Income tax expense(3),(4)	(617)

NOPAT	1,755

ROIC in %	8.6%

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

Reconciliation of EBITDA to net cash provided by (used in) operating activities in € M

	2018	2017	2016
Total EBITDA	3,763	3,098	3,110
Interest expense (net of interest income)	(301)	(365)	(363)
Income tax expense	(511)	(443)	(625)
Change in deferred taxes, net	89	(203)	—
Changes in operating assets and liabilities	(153)	209	(159)
Compensation expense related to share-based plans	11	47	27
(Gain) loss on sale of fixed assets, investments and divestitures	(807)	(94)	(5)
Other items, net	(29)	(57)	(53)

Net cash provided by (used in) operating activities	2,062	2,192	1,932

Constant currency information (Non-IFRS)

Some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA include the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our filings to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms "Constant Exchange Rates" or "Constant Currency."

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

Business metrics for Care Coordination

The measures for the North America Segment and the Asia-Pacific Segment discussed below include prior programs in which we participated and current and future programs that we will be participating in and will be reflected in the discussion of our business. Currently, in our North America Segment, sub-capitation, BPCI (until June 28, 2018 – (see note 4 c) of the notes to the consolidated financial statements found elsewhere in this report), ESCO programs, MA-CSNPs and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, other programs may be included in the metrics below. Note that due to the timing required by CMS to review the BPCI and ESCO program data that we provide, estimates have been used to report these metrics in a timely manner. The Asia-Pacific Segment Care Coordination metric currently used for discussion purposes is patient encounters. These metrics may be developed further in future periods. These metrics are neither IFRS measures nor non-IFRS measures, and are therefore not accompanied by or reconciled to IFRS measures.

Member months under medical cost management

In our North America Segment, member months under medical cost management is calculated by multiplying the number of members included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we assume the risk of generating savings. The financial results are recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs, ESCO and BPCI (until June 28, 2018 – see note 4 c) of the notes to the consolidated financial statements found elsewhere in this report) programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

In our North America Segment, medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI (until June 28, 2018 – see note 4 c) of the notes to the consolidated financial statements found elsewhere in this report), and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical costs per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care coordination patient encounters

Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Care Coordination patient encounters in the North America Segment is the sum of all encounters and procedures completed during the period by Sound until June 28, 2018 (see note 4 c) of the notes to the consolidated financial statements found elsewhere in this report), MedSpring Urgent Care Centers, Azura Vascular Care, and National Cardiovascular Partners, the trade name of Laurus Healthcare L.P., as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program. Care Coordination patient encounters in the Asia-Pacific Segment is the sum of all encounters for the following services: ambulant treatment services in day care hospitals, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

II.    Financial condition and results of operations

Overview

We are the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. We provide dialysis care and related services to persons who suffer from end stage renal disease ("ESRD") as well as other health care services. We develop and manufacture a wide variety of health care products, which includes both dialysis and non-dialysis products. Our dialysis products include dialysis machines, water treatment systems and disposable products while our non-dialysis products include acute cardiopulmonary and apheresis products. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain other health care services that we provide in our North America and Asia-Pacific segments as "Care Coordination." Care Coordination currently includes, but is not limited to, coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, non-dialysis laboratory testing services (until December 2017), physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services" (see note 4 c) of the notes to the consolidated financial statements found elsewhere in this report). All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €71 billion in 2018 (€70 billion in 2017). Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care research.

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

Company structure

Our operating segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESRD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate IFRS measures are revenue, operating income and operating income margin. We do not include income taxes as we believe this is outside the segments' control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters' overhead charges, including accounting and finance, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. Global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8. Products are transferred to the segments at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities (see note 26 of the notes to consolidated financial statements found elsewhere in this report). Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the year ended December 31, 2018, approximately 33% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. To date, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to ATRA as subsequently modified under PAMA and (iv) CMS's 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see detailed discussions on these and further legislative developments in "Reimbursement" in Item 4.B above, "Information on the Company – B. Business overview."

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

III.  Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information using a management approach, consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Segment data (including Corporate)
in € M
	2018	2017	2016
Total revenue
North America	11,570	12,879	12,030
EMEA	2,587	2,547	2,409
Asia-Pacific	1,689	1,623	1,474
Latin America	686	720	643
Corporate	15	15	14

Total	16,547	17,784	16,570

Operating income
North America	2,665	2,086	1,936
EMEA	399	444	474
Asia-Pacific	304	313	289
Latin America	29	58	59
Corporate	(359)	(539)	(349)

Total	3,038	2,362	2,409

Interest income	147	51	63
Interest expense	(448)	(416)	(427)
Income tax expense	(511)	(443)	(625)

Net income	2,226	1,554	1,420
Less: Net income attributable to noncontrolling interests	(244)	(274)	(276)

Net income attributable to shareholders of FMC-AG & Co. KGaA	1,982	1,280	1,144

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The years ended December 31, 2018 and 2017 were negatively impacted by the development of the euro against the U.S. dollar. In the twelve-month period ended December 31, 2018 approximately 70% of revenue and approximately 88% of operating income were generated in U.S. dollars.

Year ended December 31, 2018 compared to year ended December 31, 2017

Consolidated financials

Key indicators for consolidated financial statements
in € M, except where otherwise specified
			Change in %
	2018	2017	As reported	Constant Currency(1)
Revenue	16,547	17,784	(7%)	(2%)
Health care services	13,264	14,532	(9%)	(4%)
Health care products	3,283	3,252	1%	5%
Number of dialysis treatments	50,027,579	48,269,144	4%
Same market treatment growth in %	2.8%	2.7%
Gross profit as a % of revenue	31.2%	33.8%
Selling, general and administrative costs as a % of revenue	17.3%	20.3%
Operating income	3,038	2,362	29%	33%
Operating income margin in %	18.4%	13.3%
Delivered EBIT(2)	2,794	2,088	34%	38%
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,982	1,280	55%	60%
Basic earnings per share	6.47	4.17	55%	60%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

Health care services revenue decreased by 9%, including a 5% negative impact from foreign currency translation. At Constant Exchange Rates, health care services revenue decreased by 4% driven by the effect of closed or sold clinics including the effect from divestitures of Care Coordination activities (5%), the inclusion of implicit price concessions related to the implementation of IFRS 15 ("IFRS 15 Implementation") (3%), and the prior year revenue impact from the recognition of revenue related to the agreement with the United States Departments of Veterans Affairs and Justice for reimbursement for services performed during the period of January 2009 through February 15, 2011 ("VA Agreement") (1%), partially offset by growth in same market treatments (3%), contributions from acquisitions (1%) and increases in organic revenue per treatment (1%). For further information on the IFRS 15 Implementation, see note 1 x) of the notes to the consolidated financial statements included in this report.

Dialysis treatments increased by 4% as a result of growth in same market treatments (3%) and contributions from acquisitions (1%).

At December 31, 2018, we owned, operated or managed 3,928 dialysis clinics (excluding those managed but not consolidated in the U.S.) compared to 3,752 dialysis clinics at December 31, 2017. In the year ended December 31, 2018, we acquired 55 dialysis clinics, opened 178 dialysis clinics and combined or closed 57 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 4% to 333,331 at December 31, 2018 (December 31, 2017: 320,960).

Health care product revenue increased by 1% including a 4% negative impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 5%. Dialysis product revenue increased by 1%, including a 4% negative impact from foreign currency translation. At Constant Exchange Rates, dialysis product revenues increased by 5% due to higher sales of chronic hemodialysis products, renal pharmaceuticals, products for acute care treatments and peritoneal dialysis products. Non-dialysis product revenue decreased by 7% to €74 M from €79 M, including a 1% negative impact from foreign currency translation. At Constant Exchange Rates, non-dialysis product revenue decreased by 6% largely due to lower sales volumes.

The decrease period over period in the gross profit margin was 2.6 percentage points. Foreign currency translation effects represented a 0.4 percentage point increase in the current period. The decrease primarily reflects decreases in the North America Segment, the EMEA Segment, the Latin America Segment and the Asia-Pacific Segment. The decrease in the North America Segment gross profit margin was primarily due to the IFRS 15 Implementation, the prior year impact of the VA Agreement, prior year impact from the BPCI initiative driven by the initial recognition in the calendar year 2017 of earnings (including earnings from prior periods), lower revenue per treatment from commercial payors, higher implicit price concessions, other small cost increases and lower earnings related to ESCOs, partially offset by favorable pricing for certain pharmaceuticals due to delays for rebasing of reimbursement, lower personnel expense and decreased costs for health care supplies. The decrease in the EMEA Segment was driven by unfavorable foreign currency transaction effects, higher personnel costs in certain countries, an unfavorable impact from acquisitions and an adverse mix effect from higher product sales albeit with lower margins in certain countries, as well as other smaller cost increases. The decrease in the Latin America Segment was largely due to the impact from hyperinflation and various other cost increases. The decrease in the Asia-Pacific Segment was driven by unfavorable foreign currency transaction effects and an adverse mix effect from acquisitions with lower margins, partially offset by a favorable impact from business growth in certain countries within the region.

The decrease period over period in the selling, general and administrative ("SG&A") expenses as a percentage of revenue was 3.0 percentage points. Foreign currency translation effects represented a 0.1 percentage point negative impact in the current period. The decrease was primarily driven by decreases in the North America Segment and at Corporate, partially offset by unfavorable impacts from the Latin America Segment and the Asia-Pacific Segment as well as an unfavorable impact from the varying margins across our four reporting segments. The decrease in the North America Segment was mainly due to the IFRS 15 Implementation, lower accruals for compensation, the positive impact from income attributable to a consent agreement on certain pharmaceuticals, favorable personnel expense, lower bad debt expense, and the prior year change in fair value of subsidiary share based compensation, partially offset by prior year gains from the sale of fixed assets and investments, the impact from contributions to the opposition to the ballot initiatives in the U.S ("U.S. Ballot Initiatives") and a discontinuation of a non-IFRS policy with no associated cash flow effect. The favorable impact from Corporate was primarily driven by lower additions to provisions related to FCPA in 2018 ("2018 FCPA Related Charge"). The increase in the Latin America Segment was driven by the impact from hyperinflation in Argentina and unfavorable foreign currency transaction effects. The increase in the Asia-Pacific Segment was largely due to unfavorable foreign currency transaction effects, partially offset by a favorable impact from acquisitions and lower accruals for compensation.

Research and development expenses increased by 2% to €134 M from €131 M. The period over period increase as a percentage of revenue, was 0.1 percentage points driven by an increased project portfolio.

Income from equity method investees increased by 9% to €73 M from €67 M. The increase was driven by higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, mainly due to increased sales of renal pharmaceuticals, partially offset by increased costs to support the launch and development of new projects as well as the initial consolidation from purchasing additional shares of a Care Coordination investment previously consolidated at equity.

The increase period over period in the operating income margin was 5.1 percentage points. Foreign currency translation effects represented a 0.3 percentage point increase in the current period. The increase was largely driven by the gain related to divestitures of Care Coordination activities (see note 4 c) of the notes to the consolidated financial statements included in this report) ("Gain Related to Divestitures of Care Coordination Activities") of approximately €809 M, decreases in SG&A, as a percentage of revenue, partially offset by decreased gross profit margin.

Delivered EBIT increased by 34% including a 4% negative impact from foreign currency translation. At Constant Exchange Rates, the increase of 38% was primarily due to increased operating income largely driven by the Gain Related to Divestitures of Care Coordination activities of approximately €809 M coupled with a decrease in noncontrolling interests driven by lower performance in entities in which we have less than 100% ownership in the U.S.

Net interest expense decreased by 17% to €301 M from €365 M including a 3% positive impact resulting from foreign currency translation. At Constant Exchange Rates, net interest expense decreased by 14% largely due to the replacement of interest bearing senior notes repaid in 2017 and 2018 by debt instruments at lower interest rates, a decreased debt level and interest income from investing the proceeds from the divestiture of Sound as well as lower interest on taxes.

Income tax expense increased by 15% to €511 M from €443 M. The effective tax rate decreased to 18.7% from 22.2% for the same period of 2017 largely driven by the Gain Related to Divestitures of Care Coordination activities with a lower tax basis, the effect of U.S. Tax Reform on current tax expense and favorable prior year tax effects. These impacts were partially offset by the prior year effect of the remeasurement of deferred tax balances as a result of U.S. Tax Reform as well as non-tax deductible expenses primarily related to the U.S. Ballot Initiatives.

Net income attributable to noncontrolling interests decreased by 11% to €244 M from €274 M. Foreign currency translation effects represented a 4% positive impact. At Constant Exchange Rates, net income attributable to noncontrolling interests decreased by 7% largely due to lower performance in entities in which we have less than 100% ownership in the US.

Net income attributable to shareholders of FMC-AG & Co. KGaA increased by 55% to €1,982 M from €1,280 M, including a 5% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 60% was driven by the combined effects of the items discussed above.

Basic earnings per share increased by 55%. Foreign currency translation effects represented a 5% negative impact on the increase. At Constant Exchange Rates, basic earnings per share increased by 60%, primarily due to the increase in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period was approximately 306.5 M in 2018 (2017: 306.6 M)

We employed 112,658 people (full-time equivalents) as of December 31, 2018 (December 31, 2017: 114,000). This 1% decrease was primarily due to the divestiture of Sound.

Consolidated operating performance on a comparable basis and adjusted

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. The following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the year ended December 31, 2018 and 2017, the following transactions were identified that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

  •
  IFRS 15 Implementation

  •
  an adjustment for Sound's revenue, operating income and net income for second half year of 2017 to conform to the Sound business included for 2018 prior to the divestiture on June 28, 2018 ("Sound H2 2017")

  •
  VA Agreement

  •
  U.S. Ballot Initiatives

  •
  Gain Related to Divestitures of Care Coordination Activities

  •
  2018 FCPA Related Charge (see note 22 of the notes to the consolidated financial statements included in this report)

  •
  An accrual of €200 M for an FCPA related charge made in 2017 ("2017 FCPA Related Charge") (see note 22 of the notes to the consolidated financial statements included in this report)

  •
  cost effects net of anticipated recoveries from natural disasters ("Natural Disaster Costs")

  •
  U.S. Tax Reform:

  •
  the 2017 impact from the remeasurement of deferred tax balances as a result of the tax reform, and

  •
  the 2018 impact from the lower corporate income tax rate of 21% (as compared to 35%) as a result of the tax reform.

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the adjusted key indicators as described. Included within the reconciliation are comparable basis line items which provide the effect of exclusions which result in the recasting of the line items for comparability year over year. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Operating performance on a comparable basis and adjusted
in € M, except where otherwise specified
			Change in %
	2018	2017	As reported	Constant Currency(1)
Revenue	16,547	17,784	(7%)	(2%)
IFRS 15 Implementation	—	(486)
Sound H2 2017	—	(559)
Revenue on a comparable basis	16,547	16,739	(1%)	4%
Health Care Services revenue	13,264	14,532	(9%)	(4%)
IFRS 15 Implementation	—	(486)
Sound H2 2017	—	(559)
Health Care Services revenue on a comparable basis	13,264	13,487	(2%)	4%
Operating income	3,038	2,362	29%	33%
(Gain) loss related to divestitures of Care Coordination activities	(809)	—
Sound H2 2017	—	(84)
2018 FCPA Related Charge	77	—
U.S. Ballot Initiatives	40	—
Operating income on a comparable basis	2,346	2,278	3%	6%
VA Agreement	—	(87)
Natural Disaster Costs	—	18
2017 FCPA Related Charge	—	200
Operating income adjusted	2,346	2,409	(3%)	1%
Income tax expense	(511)	(443)	15%	21%
(Gain) loss related to divestitures of Care Coordination activities	136
Sound H2 2017		20
2018 FCPA Related Charge	(49)	—

Income tax expense on a comparable basis	(424)	(423)	0%	5%
VA Agreement		34
Natural Disaster Costs		(7)
U.S. Tax Reform (excl. Sound H2 2017)	(192)	(240)
Income tax expense adjusted	(616)	(636)	(3%)	1%
Net income(2)	1,982	1,280	55%	60%
(Gain) loss related to divestitures of Care Coordination activities	(673)	—
Sound H2 2017	—	(38)
2018 FCPA Related Charge	28
U.S. Ballot Initiatives	40	—

Net income on a comparable basis(2)	1,377	1,242	11%	14%
VA Agreement	—	(51)
Natural Disaster Costs	—	11
2017 FCPA Related Charge	—	200
U.S. Tax Reform (excl. Sound H2 2017)	(192)	(240)
Net income adjusted(2)	1,185	1,162	2%	4%
In % of revenue
Gross profit as a % of revenue	31.2%	33.8%
Gross profit as a % of revenue – adjusted	31.2%	31.9%
SG&A expenses as a % of revenue	17.3%	20.3%
SG&A expenses as a % of revenue – adjusted	16.6%	17.2%
Operating income margin as a % of revenue	18.4%	13.3%
Operating income margin as a percentage of revenue – adjusted	14.2%	14.5%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

(2)
Attributable to shareholders of FMC-AG & Co. KGaA

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified
			Change in %
	2018	2017	As reported	Constant Currency(1)
Total North America Segment
Revenue	11,570	12,879	(10%)	(6%)
Health care services	10,725	12,036	(11%)	(7%)
Health care products	845	843	0%	5%
Operating income	2,665	2,086	28%	33%
Operating income margin in %	23.0%	16.2%
Delivered EBIT(2)	2,434	1,823	34%	39%
Dialysis
Revenue	9,934	10,070	(1%)	3%
Number of dialysis treatments	30,843,876	29,804,196	3%
Same market treatment growth in %	2.5%	2.5%
Operating income	1,752	1,942	(10%)	(6%)
Operating income margin in %	17.6%	19.3%
Delivered EBIT(2)	1,540	1,713	(10%)	(6%)
Care Coordination
Revenue	1,636	2,809	(42%)	(39%)
Operating income	913	144	n.a	n.a
Operating income margin in %	55.8%	5.1%
Delivered EBIT(2)	894	110	n.a	n.a
Member Months Under Medical Cost Management(3),(4)	639,329	594,962	7%
Medical Cost Under Management(3),(4)	4,196	3,905	7%	12%
Care Coordination Patient Encounters(3),(4)	4,407,598	6,934,300	(36%)

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

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

(5)
Not applicable is presented here and elsewhere as "n.a"

Dialysis

Revenue

Dialysis revenue, which comprises dialysis care revenue and health care product revenue, decreased by 1% including a 4% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 3%.

Dialysis care revenue decreased by 2% to €9,089 M from €9,227 M. Foreign currency translation represented a 5% negative impact in the current period. At Constant Exchange Rates, dialysis care revenue increased by 3% mainly due to increases in organic revenue per treatment (3%), growth in same market treatments (3%) and contributions from acquisitions (1%), partially offset by the negative effects of the IFRS 15 Implementation (3%) and the prior year impact from the VA Agreement (1%).

Dialysis treatments increased by 3% primarily due to same market treatment growth (3%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%). At December 31, 2018, 204,107 patients, an increase of 3% (December 31, 2017: 197,356), were treated in the 2,529 dialysis clinics (December 31, 2017: 2,393) that we own or operate in the North America Segment.

In the U.S., the average revenue per treatment, restated for the IFRS 15 Implementation, increased to $354 (€313 at Constant Exchange Rates) from $345 (€306). Excluding the 2017 impact from the VA Agreement, the average revenue per treatment increased to $354 (€313 at Constant Exchange Rates) from $342 (€303). The development was mainly attributable to the implementation of the PAMA oral-only provision, partially offset by lower revenue from commercial payors and higher implicit price concessions.

Cost per treatment in the U.S., restated for the IFRS 15 Implementation and the impact from Natural Disaster Costs, increased to $289 (€256 at Constant Exchange Rates) from $271 (€240). This development was largely a result of the implementation of the PAMA oral-only provision as well as increased property and other occupancy related costs, partially offset by lower costs for health care supplies.

Health care product revenue remained stable including a 5% negative impact from foreign currency translation effects. At Constant Exchange Rates, health care product revenue increased by 5% driven by higher sales of renal pharmaceuticals, peritoneal dialysis products and chronic hemodialysis products.

Operating income margin

The decrease period over period in the dialysis operating income margin was 1.7 percentage points with virtually no foreign currency translation effects in the current period. The decrease was largely driven by the prior year impact of the VA Agreement, the implementation of the PAMA oral-only provision, lower revenue per treatment from commercial payors, higher implicit price concessions, the impact from U.S. Ballot Initiatives, prior year gains from the sale of fixed assets and investments as well as the discontinuation of a non-IFRS policy with no associated cash flow effect, partially offset by decreased personnel expense, the IFRS 15 Implementation and lower accruals for compensation.

Delivered EBIT

Dialysis Delivered EBIT decreased by 10%, including a 4% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis Delivered EBIT decreased by 6% mainly as the result of decreased operating income, partially offset by lower income attributable to noncontrolling interests driven by lower performance in entities in which we have less than 100% ownership.

Care Coordination

Revenue

Care Coordination revenue decreased by 42% including a 3% negative impact from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue decreased by 39% largely driven by decreases in organic revenue growth due to the implementation of the PAMA oral-only provision which moved certain pharmaceuticals into the bundled rate (22%), decreases attributable to divestitures of Care Coordination activities (13%) and the IFRS 15 Implementation (5%), partially offset by contributions from acquisitions (1%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 50.7 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the current period. The increase was primarily driven by the Gain Related to Divestitures of Care Coordination activities. The increase also relates to a favorable impact from pharmacy services driven by favorable pricing for certain pharmaceuticals due to delays for rebasing of reimbursement, the implementation of the PAMA oral-only provision (as the historical dispensation of calcimimetics through pharmacy services had low margins as a result of higher costs for external services), lower bad debt expense and the prior year change in fair value of subsidiary stock based compensation, partially offset by prior year impact from the BPCI initiative driven by the initial recognition in the calendar year 2017 of earnings (including earnings from prior periods), lower earnings related to ESCOs, an unfavorable mix effect related to the switch to lower margin ambulatory surgery centers for National Cardiovascular Partners and the prior year gain from the sale of Shiel.

Delivered EBIT

Care Coordination Delivered EBIT increased to €894 M from €110 M mainly a result of increased operating income largely driven by the Gain Related to Divestitures of Care Coordination activities of approximately €809 M coupled with decreased noncontrolling interests attributable to noncontrolling interest holders of National Cardiovascular Partners.

Care Coordination business metrics

The increase in member months under medical cost management was primarily attributable to the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities, partially offset by the divestment of our controlling interest in Sound on June 28, 2018 and, as a result, the conclusion of our participation in BPCI. See note 4 c) of the notes to the consolidated financial statements included in this report and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management increased by 7%, including a 5% negative impact from foreign currency translation in the current period. At Constant Exchange Rates, Care Coordination's medical cost under management increased by 12% primarily attributable to the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities, partially offset by the divestment of our controlling interest in Sound on June 28, 2018 and, as a result, the conclusion of our participation in BPCI. See note 4 c) of the notes to the consolidated financial statements included in this report and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

The decrease in patient encounters was primarily driven by decreased encounters for hospital related physician services as a result of our divesting our controlling interest in Sound on June 28, 2018. See note 4 c) of the notes to the consolidated financial statements included in this report and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

The North America Segment operating performance on a comparable basis and adjusted

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. The following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the year ended December 31, 2018 and 2017, the following transactions were identified that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

  •
  IFRS 15 Implementation

  •
  Sound H2 2017

  •
  VA Agreement

  •
  U.S. Ballot Initiatives

  •
  Gain Related to Divestitures of Care Coordination Activities

  •
  Natural Disaster Costs

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the adjusted key indicators as described. Included within the reconciliation are comparable basis line items which provide the effect of exclusions which result in the recasting of the line items for comparability year over year. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America operating performance on a comparable basis and adjusted in € M, except as otherwise specified
			Change in %
	2018	2017	As reported	Constant Currency(1)
Revenue	11,570	12,879	(10%)	(6%)
IFRS 15 Implementation	—	(486)
Sound H2 2017	—	(559)
Revenue on a comparable basis	11,570	11,834	(2%)	2%
Health Care Services revenue	10,725	12,036	(11%)	(7%)
IFRS 15 Implementation	—	(486)
Sound H2 2017	—	(559)
Health Care Services revenue on a comparable basis	10,725	10,991	(2%)	2%
Dialysis Care Services revenue	9,089	9,227	(2%)	3%
IFRS 15 Implementation	—	(284)
Dialysis Care Services revenue on a comparable basis	9,089	8,943	2%	6%
Care Coordination revenue	1,636	2,809	(42%)	(39%)
IFRS 15 Implementation	—	(202)
Sound H2 2017	—	(559)

Care Coordination revenue on a comparable basis	1,636	2,048	(20%)	(17%)
Operating income (EBIT)	2,665	2,086	28%	33%
(Gain) loss related to divestitures of Care Coordination activities	(809)	—
Sound H2 2017	—	(84)
U.S. Ballot Initiatives	40	—
Operating income on a comparable basis	1,896	2,002	(5%)	(1%)
VA Agreement	—	(94)
Natural Disaster Costs	—	18
Operating income adjusted	1,896	1,926	(2%)	2%
Dialysis operating income	1,752	1,942	(10%)	(6%)
U.S. Ballot Initiatives	40	—

Dialysis operating income (EBIT) on a comparable basis	1,792	1,942	(8%)	(4%)
VA Agreement	—	(94)
Natural Disaster Costs	—	17
Dialysis operating income adjusted	1,792	1,865	(4%)	0%
Care Coordination operating income	913	144	n.a.	n.a.
(Gain) loss related to divestitures of Care Coordination activities	(809)	—
Sound H2 2017	—	(84)

Care Coordination operating income (EBIT) on a comparable basis	104	60	74%	82%
Natural Disaster Costs	—	1

Care Coordination operating income adjusted	104	61	72%	79%
In % of revenue
North America operating income margin as a % of revenue	23.0%	16.2%
North America operating income margin as a % of revenue – adjusted	16.4%	16.4%
Dialysis operating income margin as a % of revenue	17.6%	19.3%
Dialysis operating income margin as a % of revenue – adjusted	18.0%	19.3%
Care Coordination operating income margin as a % of revenue	55.8%	5.1%
Care Coordination operating income margin as a % of revenue – adjusted	6.3%	2.9%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

EMEA Segment

Key indicators for the EMEA Segment
in € M, except where otherwise specified
			Change in %
	2018	2017	As reported	Constant Currency(1)
Revenue	2,587	2,547	2%	4%
Health care services	1,274	1,237	3%	6%
Health care products	1,313	1,310	0%	2%
Number of dialysis treatments	9,731,941	9,350,024	4%
Same market treatment growth in %	3.0%	3.5%
Operating income	399	444	(10%)	(10%)
Operating income margin in %	15.4%	17.4%
Delivered EBIT(2)	395	440	(10%)	(10%)

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

Revenue

Health care service revenue increased by 3%, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 6% as a result of growth in same market treatments (3%) and contributions from acquisitions (3%).

Dialysis treatments increased by 4% mainly due to growth in same market treatments (3%) and contributions from acquisitions (1%). As of December 31, 2018, 65,061 patients, an increase of 4% (December 31, 2017: 62,490) were treated at the 776 dialysis clinics (December 31, 2017: 746) that we own, operate or manage in the EMEA Segment.

Health care product revenue remained stable, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 2%. Dialysis product revenue increased by 1%, including a 2% negative impact resulting from foreign currency translation. At Constant Exchange Rates, the increase of 3% in dialysis product revenue was due to higher sales of machines, products for acute care treatments, renal pharmaceuticals, bloodlines, hemodialysis solutions and concentrates as well as peritoneal dialysis products, partially offset by lower sales of dialyzers. Non-Dialysis product revenue decreased by 7% to €74 M from €79 M, including a 1% negative impact from foreign currency translation. At Constant Exchange Rates, non-dialysis product revenue decreased by 6% largely due to lower sales volumes.

Operating income margin

The decrease period over period in the operating income margin was 2.0 percentage points. Foreign currency translation effects represented a 0.2 percentage point increase in the operating income margin. The decrease was mainly driven by an impairment of intangible assets related to Xenios, higher personnel costs in certain countries, the release of accruals as a result of favorable court settlements related to value added tax in 2017, the favorable prior year impact from a legal settlement and unfavorable foreign currency transaction effects, partially offset by the costs related to the change in the Management Board in 2017.

Delivered EBIT

Delivered EBIT decreased by 10% with virtually no impact from foreign currency translation effects. The decrease was primarily due to decreased operating income.

Asia-Pacific Segment

Key indicators for the Asia-Pacific Segment
in € M, except where otherwise specified
			Change in %
	2018	2017
			As reported	Constant Currency(1)
Total Asia-Pacific Segment
Revenue	1,689	1,623	4%	8%
Health care services	776	744	4%	8%
Health care products	913	879	4%	8%
Operating income	304	313	(3%)	(1%)
Operating income margin in %	18.0%	19.3%
Delivered EBIT(2)	295	306	(3%)	(2%)
Dialysis
Revenue	1,481	1,455	2%	6%
Number of dialysis treatments	4,371,742	4,249,878	3%
Same market treatment growth in %	6.4%	3.3%
Operating income	270	286	(6%)	(4%)
Operating income margin in %	18.2%	19.7%
Delivered EBIT(2)	263	280	(6%)	(5%)
Care Coordination
Revenue	208	168	24%	30%
Operating income	34	27	27%	34%
Operating income margin in %	16.2%	15.8%
Delivered EBIT(2)	32	26	24%	31%
Care Coordination Patient Encounters(3)	982,169	784,054	25%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

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

Dialysis

Revenue

Dialysis revenue, which comprises dialysis care revenue and health care product revenue, increased by 2% including a 4% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 6%.

Dialysis care service revenue decreased by 1% to €568 M from €576 M, including a 3% negative impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis care service revenue increased by 2% as a result of growth in same market treatments (6%), partially offset by the effect of closed or sold clinics (4%).

Dialysis treatments increased by 3% mainly due to growth in same market treatments (6%), partially offset by the effect of closed or sold clinics (3%). As of December 31, 2018, 31,476 patients, an increase of 6% (December 31, 2017: 29,739) were treated at the 394 dialysis clinics (December 31, 2017: 381) that we own, operate or manage in the Asia-Pacific Segment.

Health care product revenue increased by 4% including a 4% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 8% as a result of increased sales of chronic hemodialysis products and products for acute care treatments.

Operating income margin

The decrease period over period in the operating income margin was 1.5 percentage points. Foreign currency translation effects represented a 0.4 percentage point increase in the operating income margin. At Constant Exchange Rates, the operating income margin decreased due to unfavorable impacts from foreign currency transaction effects, partially offset by a favorable impact from business growth in certain countries within the region.

Delivered EBIT

Delivered EBIT decreased by 6%, including a 1% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 5% mainly due to decreased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 24%, including a 6% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination revenue increased by 30% driven by contributions from acquisitions (25%) and organic revenue growth (5%).

Operating income margin

The increase period over period in the Care Coordination operating income margin was 0.4 percentage points. Foreign currency translation effects represented a 0.1 percentage point decrease in the operating income margin. The increase was driven by a favorable impact from acquisitions.

Delivered EBIT

Care Coordination Delivered EBIT increased by 24%, including a 7% negative impact resulting from foreign currency translation. At Constant Exchange Rates, Care Coordination Delivered EBIT increased by 31% mainly as the result of increased operating income.

Care Coordination business metrics

The number of patient encounters increased due to increased encounters for comprehensive and specialized health check-ups as well as ambulant treatment services, inpatient and outpatient services, vascular access and other chronic treatment services.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified
			Change in %
	2018	2017	As reported	Constant Currency(1)
Revenue	686	720	(5%)	22%
Health care services	489	515	(5%)	27%
Health care products	197	205	(4%)	11%
Number of dialysis treatments	5,080,020	4,865,046	4%
Same market treatment growth in %	1.3%	1.5%
Operating income	29	58	(51%)	(65%)
Operating income margin in %	4.2%	8.1%
Delivered EBIT(2)	29	58	(51%)	(65%)

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

Revenue

Health care service revenue decreased by 5%, including a 32% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care service revenue increased by 27% as a result of increases in organic revenue per treatment largely driven by hyperinflation in Argentina (24%), contributions from acquisitions (2%), growth in same market treatments (1%).

Dialysis treatments increased by 4% mainly due to contributions from acquisitions (3%) and growth in same market treatments (1%). As of December 31, 2018, 32,687 patients, an increase of 4% (December 31, 2017: 31,375) were treated at the 229 dialysis clinics (December 31, 2017: 232) that we own, operate or manage in the Latin America Segment.

Health care product revenue decreased by 4%, including a 15% negative impact resulting from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 11% driven by higher sales of machines, products for acute care treatments and peritoneal dialysis products, partially offset by lower sales of dialyzers.

Operating income margin

The decrease period over period in the operating income margin was 3.9 percentage points, including a positive foreign currency translation effect of 1.8 percentage points in the current period. The decrease was mainly due to the impact from hyperinflation in Argentina and unfavorable foreign currency transaction effects.

Delivered EBIT

Delivered EBIT decreased by 51%, including a 14% positive impact resulting from foreign currency translation. At Constant Exchange Rates, Delivered EBIT decreased by 65% due to decreased operating income.

Below is a replication of the information previously disclosed in the 2017 Annual Report on Form 20-F. The information corresponds to the disclosures presented for 2017 as compared to 2016 without adjustments to recast the historical results to conform to the presentation for 2018 as seen above.

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

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

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

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

(2)
For further information on Delivered EBIT, including a reconciliation of Delivered EBIT to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered EBIT (Non-IFRS Measure)" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "I. Performance management system –Auxiliary measures -Business metrics for Care Coordination."

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

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

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
			Change in %
	2017	2016	As Reported	Constant Currency(1)
Total Asia-Pacific Segment
Revenue	1,623	1,474	10%	13%
Health care services	744	659	13%	16%
Health care products	879	815	8%	10%
Operating income	313	289	8%	10%
Operating income margin in %	19.3%	19.6%
Delivered EBIT(2)	306	283	8%	10%
Dialysis
Revenue	1,455	1,474	(1%)	1%
Number of dialysis treatments	4,249,878	4,003,957	6%
Same market treatment growth in %	3.3%	4.7%
Operating income	286	289	(1%)	1%
Operating income margin in %	19.7%	19.6%
Delivered EBIT(2)	280	283	(1%)	1%
Care Coordination
Revenue	168	—	n.a.	n.a.
Operating income	27	—	n.a.	n.a.
Operating income margin in %	15.8%	—
Delivered EBIT(2)	26	—	n.a.	n.a.
Care Coordination patient encounters(3)	784,054

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

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

(1)
For further information on Constant Exchange Rates, see "I. Performance management system – Constant currency information (Non-IFRS)" above.

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

IV.    Financial position

Our investment and financing strategy did not change substantially in the past fiscal year as our business model, which is based on stable and high cash flows, allows for a more consistent and higher level of debt than might be the case in other industries. We still regard our refinancing options as being very stable and flexible. During the fiscal year, the focus of our investing activities was on our health care services business.

Financial management policies and goals

Besides optimizing our financial costs, financial flexibility takes top priority within our financing strategy. We ensure this flexibility by using a wide range of financial instruments and securing a high level of diversification with regard to our investors and banks. Our financing profile is characterized by a wide range of maturities up to 2025.

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

In our long-term financial planning, we focus primarily on the Net Leverage Ratio, a non-IFRS measure, see "– I. Performance management system – Net Leverage Ratio (Non-IFRS Measure)" above. At December 31, 2018 and December 31, 2017, the Net Leverage Ratio, was 1.8 and 2.1, respectively.

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

Fresenius SE, under a service agreement, conducts financial instrument activities for us under the control of a single centralized department. We have established guidelines for risk management procedures and controls including the use of financial instruments. These guidelines include a clear segregation of duties with regards to execution on one side and administration, accounting and controlling on the other.

We also utilize Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties.

We are rated investment grade by the three leading rating agencies, Moody's, Standard & Poor's and Fitch. Please see note 18 of the notes to the consolidated financial statements included in this report.

Effect of off-balance-sheet financing instruments on our financial position and assets and liabilities

We are not involved in off-balance-sheet transactions that are likely to materially affect our financial position, results of operations, liquidity, capital expenditures, assets or capitalization.

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, as well as proceeds from the issuance of long-term debt (including the issuance of bonds under a newly established debt issuance program) and equity securities as well as divestitures. We require this capital primarily to finance working capital needs, fund acquisitions and clinics in which we have ownership of less than 100%, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares. See "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

At December 31, 2018, we had cash and cash equivalents of €2,146 M (December 31, 2017: €978 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) in 2018, 2017 and 2016 amounted to €1,059 M, €1,351 M and €1,017 M, respectively. Free cash flow is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure in "– I. Performance management system – Cash flow measures" above. Free cash flow in percent of revenue in 2018, 2017 and 2016 was 6.4%, 7.6% and 6.1%, respectively.

Net cash provided by (used in) operating activities

During 2018, 2017, and 2016, we generated net cash provided by operating activities of €2,062 M, €2,192 M, and €1,932 M respectively. Net cash provided by operating activities in percent of revenue remained stable at 12% for 2018, 2017 and 2016. Cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities was largely driven by the impact from the 2017 payment related to the VA Agreement, increased inventory levels and the impact from a discretionary contribution of €43 M to pension plan assets in the United States, partially offset by lower income tax payments in the US driven by the lower US tax rate effective January 1, 2018 as well as payments for 2016 that had been deferred to the beginning of 2017.

The profitability of our business depends significantly on reimbursement rates. Approximately 80% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. In 2018, approximately 33% of our consolidated revenue was attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See "II. Financial condition and results of operations – Overview" above.

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

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and governments generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries' legal systems and due to the economic conditions in some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 75 days at both December 31, 2018, and 2017.

DSO by segment is calculated by dividing the segment's accounts and other receivable and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement. DSO amounts reported in the prior year have been adjusted to conform to the current year's presentation. The development of DSO by reporting segment is shown in the table below:

DSO by reporting segment
	2018	2017
North America Segment	60	59
EMEA Segment	98	102
Asia-Pacific Segment	116	123
Latin America Segment	119	127
FMC-AG & Co. KGaA average days sales outstanding	75	75

The DSO increase in the North America Segment was largely due to the build-up of annually settled receivables, partially offset by a decrease due to the divestment of Sound which carried a higher than average DSO. The decreases in the DSO for the EMEA Segment and the Latin America Segment primarily relate to the improved collection efforts from health care organizations in the respective regions. The decrease in the Asia-Pacific Segment was driven by an improvement of payment collections in China.

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

Net cash provided by (used in) investing activities

Net cash used in investing activities in 2018, 2017, and 2016 was €245 M, €992 M and €1,246 M, respectively. The following table shows our capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for 2018, 2017 and 2016:

Capital expenditures (net), acquisitions, investments and purchases of intangible assets in € M
	Capital expenditures, net			Acquisitions, investments and purchases of intangible assets
	2018	2017	2016	2018	2017	2016
North America Segment	495	437	514	768	328	314
Thereof investments in securities				480	10	100
EMEA Segment	140	107	107	77	66	166
Asia-Pacific Segment	43	38	35	21	156	13
Latin America Segment	24	35	31	36	7	8
Corporate	301	224	228	23	9	21

Total	1,003	841	915	925	566	522

The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintaining and expanding production facilities (primarily in the North America Segment, France, Germany and China), capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Capital expenditures were approximately 6%, 5% and 6% of total revenue in 2018, 2017, and 2016, respectively.

Investments in 2018 were primarily driven by securities and an equity investment in Humacyte, a medical research, discovery and development company, to gain a 19% fully diluted ownership stake as well as a related exclusive global distribution right to Humacyte's bioengineered human acellular vessels within the North America Segment. The remaining investments in the North America Segment, the EMEA Segment and the Latin America Segment were largely in acquisitions of dialysis clinics as well as license agreements and distribution rights in the North America Segment. In 2018, we received €1,683 M from divestitures mainly related to the divestment of Sound on June 28, 2018 (see note 4 c) of the notes to the consolidated financial statements included in this report), as well as the sale of securities in the amount of €150 M.

Investments in 2017 were mainly driven by acquisitions of clinics in the North America Segment and a Care Coordination acquisition in the Asia-Pacific Segment. In 2017, we also received €415 M from divestitures mainly related to the sale of securities of €256 M and the divestment of our non-dialysis laboratory testing services business in December 2017.

Investments in 2016 were primarily related to acquisitions of dialysis clinics, securities, acquisitions in our hospitalist and intensivist business, and a loan provided to an equity method investee in the North America Segment. In the EMEA Segment, we acquired a medical technology company that focuses on the treatment of lung and cardiac failure as well as dialysis clinics. In the Asia-Pacific Segment and Latin America Segment, we acquired dialysis clinics. In 2016, we received €191 M from divestitures, mainly related to the sale of securities in the amount of approximately €117 M and a repayment of unsecured loans provided to an equity method investee in 2015 and 2016 of approximately €72 M.

In 2019, we anticipate capital expenditures of €1.0 to €1.2 billion and expect to make acquisitions and investments, excluding investments in securities, of approximately €400 to €600 M, see "Outlook" below.

Net cash provided by (used in) financing activities

In 2018, 2017 and 2016, net cash used in financing activities was €682 M, €799 M and €520 M, respectively.

In 2018, cash was mainly used in the repayments of long-term debt and capital lease obligations including the repayment of Bonds due in September 2018, the payment of dividends, the complete repayment of amounts drawn under the accounts receivable facility, distributions to noncontrolling interests and repayments of short-term debt, partially offset by proceeds from short-term debt (including drawings under the commercial paper program), long-term debt and capital lease obligations through an issuance under the newly established debt issuance program and short-term debt from related parties.

In 2017, cash was mainly used to repay long-term debt and capital lease obligations including the repayment of Bonds due in July 2017 and partial repayment of a USD term loan under the Amended 2012 Credit Agreement, distributions to noncontrolling interests, the payment of dividends as well as the repayment of short-term debt, partially offset by proceeds from long-term debt and capital lease obligations including the issuance of a euro term loan under the Amended 2012 Credit Agreement, proceeds from short-term debt including issuances of commercial papers as well as drawings under the Accounts Receivable Facility.

In 2016, cash was mainly used for the repayments of long-term debt and capital lease obligations, repayments of short-term debt, distributions to noncontrolling interests as well as the payment of dividends, partially offset by proceeds from short-term debt and the increase in the utilization of our Accounts Receivable Facility.

On May 23, 2018, we paid a dividend of €1.06 for 2017 (€0.96 for 2016 paid in 2017, €0.80 for 2015 paid in 2016). The total dividend payment in 2018, 2017, and 2016 was €325 M, €294 M and €244 M, respectively.

The following chart summarizes our significant long-term financing instruments as well as their maturity structure at December 31, 2018:

For a description of our short-term debt including the commercial paper program, see note 13 of the notes to the consolidated financial statements. For a description of our long-term sources of liquidity, including the Amended 2012 Credit Agreement, bonds, equity-neutral convertible bonds and the Accounts Receivable Facility, see note 14 of the notes to the consolidated financial statements.

The following table summarizes our available sources of liquidity at December 31, 2018:

Available sources of liquidity
in € M
		Expiration per period of
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
Accounts Receivable Facility(1)	763	—	763	—	—
Amended 2012 Credit Agreement(2)	1,385	—	—	1,385	—
Other unused lines of credit	387	387	—	—	—

	2,535	387	763	1,385	—

(1)
Subject to availability of sufficient accounts receivable that meet funding criteria. At December 31, 2018, the Company had letters of credit outstanding in the amount of $27 M (€23 M) which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

(2)
At December 31, 2018, the Company had letters of credit outstanding in the amount of $2 M (€1 M) which reduces the availability under the revolving credit facility to the amount shown in this table.

An additional source of liquidity is our commercial paper program under which up to €1,000 M of short-term notes can be issued on a flexible and continuous basis. As of December 31, 2018, we fully utilized the commercial paper program. As of December 31, 2017, €680 M was outstanding under the commercial paper program.

The amount of guarantees and other commercial commitments at December 31, 2018 was not significant.

At December 31, 2018, we had short-term debt (excluding the current portion of long-term debt) and short-term debt from related parties in the total amount of €1,394 M.

The following table summarizes our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit as of December 31, 2018:

Contractual obligations and commitments(1)
in € M
		Payments due by period of
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
Long-term debt(2)	6,789	1,327	2,710	1,820	932
Capital lease obligations	44	10	16	5	13
Operating leases	5,528	822	1,451	1,097	2,158
Unconditional purchase obligations for inventory	492	263	166	60	3
Other long-term obligations(3)	229	171	58	—	—
Letters of credit	25	13	12	—	—

	13,107	2,606	4,413	2,982	3,106

(1)
Our pension liabilities are not included in the table of contractual obligations and commitments. The regular or special funding of our pension plans may adversely affect our liquidity in the future periods. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression. Actual results could differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the defined benefit plans during fiscal year 2019 are €1 M. For additional information regarding our pension plans and expected payments for the next ten years, see note 16 of the notes to the consolidated financial statements. Further unconditional purchase agreements exist with an equity method investee of the Company. For further information on these agreements, see note 5 of the notes to the consolidated financial statements.

(2)
Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Euribor), the applicable margins, and the effects of related interest rate swaps.

(3)
Other long-term obligations consist mainly of production asset acquisition commitments.

Our debt instruments, including the Amended 2012 Credit Agreement, outstanding bonds and the Accounts Receivable Facility contain covenants restricting or limiting our ability to dispose of assets, incur additional debt, create liens or engage in sale and lease backs. However, these are subject to a number of exceptions and qualifications or may be suspended based on a ratings trigger. In addition, under our Amended 2012 Credit Agreement and Accounts Receivable Facility, we are obligated to not exceed a maximum consolidated leverage ratio (ratio of consolidated funded debt less cash and cash equivalents to consolidated EBITDA) as these terms are defined in these financing agreements.

A breach of any of the covenants in any of the instruments or agreements governing our long-term debt could, in turn, create additional defaults under one or more of the other instruments or agreements. In default, the outstanding balance under the Amended 2012 Credit Agreement becomes due at the option of the lenders under that agreement and the "cross default" provisions in our other long-term debt permit the lenders to accelerate the maturity of other debt upon such a default. As of December 31, 2018, we were in compliance with all covenants under the Amended 2012 Credit Agreement and our other financing agreements. For information regarding our Amended 2012 Credit Agreement, bonds and the A/R Facility, see note 14 of the notes to consolidated financial statements included in this report.

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

At our AGM on May 16, 2019, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.17 per share for 2018, payable in 2019 (for 2017 paid in 2018: €1.06). The total expected dividend payment is approximately €359 M compared to dividends of €325 M for 2017 paid in 2018.

Our 2019 principal financing needs are the payments outstanding for the planned acquisition of NxStage, repayment of bonds in July 2019, the share repurchase program as well as quarterly payments under our Amended 2012 Credit Agreement Term Loans. These payments as well as our dividend payment of approximately €359 M in May 2019, and the anticipated capital expenditures, and further acquisition payments are expected to be covered by our cash flows, using existing credit facilities and, if required, additional debt financing. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

V.     Balance sheet structure

Total assets as of December 31, 2018 increased by 9% to €26.2 billion from €24.0 billion as compared to 2017 including a 2% positive impact resulting from foreign currency translation. At Constant Exchange Rates, total assets increased by 7% to €25.6 billion from €24.0 billion.

Current assets as a percent of total assets increased to 30% at December 31, 2018 as compared to 27% at December 31, 2017. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, increased to 49% at December 31, 2018 as compared to 45% at December 31, 2017. ROIC increased to 12.4% at December 31, 2018 as compared to 8.6% at December 31, 2017.

For supplementary information on capital management and capital structure see also note 18 of the notes to the consolidated financial statements included in this report.

VI.   Management's general assessment

Below is a table showing our growth outlook for 2019 and 2020 which are determined by reference to target results determined in accordance with IFRS and presented in euro. The targets indicated for 2019 and 2020 are calculated and presented at Constant Exchange Rates with reliance on Item 10(e)(1)(i)(B) of SEC Regulation S-K as it is impossible to predict currency exchange movements over the course of an entire year. These targets as well as the 2018 base are and will be adjusted in order to make the business performance in the respective periods comparable for items such as: FCPA Related Charges, the IFRS 16 Implementation, the contributions from Sound in the first half year of 2018, the gain (loss) related to divestitures of Care Coordination activities and expenses for the cost optimization program. All effects from the pending acquisition of NxStage Medical Inc. are excluded from the Outlook 2019 and 2020.

Outlook
In € billions ("BN"), except where otherwise noted
	Results 2018 adjusted	Outlook 2019 (at Constant Currency)(1)	Outlook 2020 (at Constant Currency)(1)
Revenue(2)	€16.0 BN	Growth 3 - 7%	mid to high single digit growth rate
Operating income(2)	€2.3 BN	Growth (1) to 3%	mid to high single digit growth rate
Delivered EBIT(2)	€2.0 BN	Growth (1) to 3%	mid to high single digit growth rate
Net income(2)(3)	€1.3 BN	n.a.	n.a.
Net income growth at Constant Currency(2)(3)	n.a.	Growth (2) to 2%	mid to high single digit growth rate
Basic earnings per share growth at Constant Currency(2)(3)	n.a.	assessed based on expected development of net income and shares outstanding	assessed based on expected development of net income and shares outstanding
Capital expenditures	€1.0 BN	€1.0 - €1.2 BN	n.a.
Acquisitions and investments(4)	€0.4 BN	€0.4 - €0.6 BN	n.a.
Net cash provided by (used in) operating activities in % of revenue	12.5%	> 10%	n.a.
Free cash flow in % of revenue	6.4%	> 4%	n.a.
Net leverage ratio	1.8	< 2.5	n.a.
ROIC	12.4%	≥ 8.0%	n.a.
Dividend per share(5)	€1.17	assessed based on expected development of net income and shares outstanding	n.a.
Employees(6)	112,658	> 117,000	n.a.
Research and development expenses	€134 M	€160 - €170 M	n.a.

(1)
Outlook 2019 and 2020 are and will be adjusted in order to make the business performance comparable to results 2018 adjusted for items such as: FCPA Related Charges, the IFRS 16 Implementation, the gain (loss) related to divestitures of Care Coordination activities and expenses for the cost optimization program. All effects from the pending acquisition of NxStage Medical Inc. are excluded from the Outlook 2019 and 2020.

(2)
Results 2018 adjusted: For a reconciliation of results 2018 to results 2018 adjusted see the following table.

(3)
Net income attributable to shareholders of FMC-AG & Co. KGaA.

(4)
Excluding investments in securities.

(5)
Results 2018: Proposal to be approved by the Annual General Meeting on May 16, 2019.

(6)
Full-time equivalents.

For a reconciliation of the results 2018 to the results 2018 adjusted as a basis for the targets 2019, see the table below. For further details on the consolidated operating performance on a comparable basis and adjusted, see "– Results of operations, financial position and net assets – Year ended December 31, 2018 compared to year ended December 31, 2017-Consolidated financials" above.

Reconciliation of results 2018 to results 2018 adjusted as basis for targets 2019 in € M
	Results 2018	(Gain) loss related to divestitures of Care Coordination activities	2018 FCPA Related Charge	Sound H1 2018	Results 2018 adjusted
Revenue	16,547			(521)	16,026
Operating income	3,038	(809)	77	(14)	2,292
Delivered EBIT	2,794	(809)	77	(14)	2,048
Net income(1)	1,982	(673)	28	4	1,341

(1)
Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA.

Global Efficiency Program

In 2017, we announced the second phase of our GEP II. The program's objectives are to identify and realize further efficiency potential and enhance our overall competitiveness. In 2018, we achieved 15% of the targeted sustained cost improvements, which is well ahead of the anticipated contribution of 10% for the year. Therefore, we increased the lower end of the expected range of sustained cost improvements to €150 M and now expect €150 M to €200 M per annum by 2020.

2019 cost optimization program

We remain committed to a continuous optimization of our business. In 2019, we will invest around €100 M in order to sustainably improve our cost base in addition to the GEP II program. Based on enhancements in the products and services business, the 2019 cost optimization program is expected to be accretive to net income already from 2020 onwards.

Based on the ramp-up of the 2019 cost optimization program, the phasing of contributions from the GEP II and other measures initiated, we anticipate a back-end loaded acceleration of adjusted net income growth.

Impacts from the implementation of IFRS 16

Based on a preliminary impact analysis as of December 31, 2018, applying the options and exemptions detailed in note 1x) in the notes to consolidated financial statements as well as using certain assumptions, especially with regards to lease agreements newly concluded in 2019, we expect that right-of-use assets, increased by lease agreements expected to be newly concluded in 2019 and reduced by depreciation as detailed below, of approximately €3.9 BN will be presented on the consolidated balance sheet at the end of the upcoming fiscal year. Additional lease liabilities, reduced by principal payments and increased by compounding interest as well as lease liabilities on lease agreements expected to be newly concluded in 2019, are expected to be approximately €4.2 BN at the end of the upcoming fiscal year. Furthermore, we expect an increase of approximately €120 M on "machinery and equipment" within property, plant and equipment at the end of the upcoming fiscal year, as a result of new dialysis machines used in our own clinics for which sale-leaseback accounting is no longer applicable. As such, we expect an increase in other financial debt of approximately €120 M at the end of the upcoming fiscal year.

Referring to the consolidated statement of income, in the fiscal year 2019 we expect lower rental expenses of approximately €810 M as well as an increase in depreciation expense of approximately €680 M. In addition, we expect a reduction in revenues of approximately €100 M and a related operating income effect of approximately €40 M due to changes in the accounting treatment of sale-leaseback transactions. Combined, we expect an operating income improvement of approximately €90 M. The expected lower rental expenses as well as the expected decrease in income due to changes in the accounting treatment of sale-leaseback transactions would increase EBITDA by approximately €770 M. In addition, we expect an increase in net interest expenses of approximately €160 M. Overall, we expect a reduction in net income of approximately €50 M.

We expect no changes to total cash outflows but there will be a shift between the Cash Flow categories. Cash provided by operating activities is expected to increase by approximately €600 M and Cash used in investing activities by approximately €80 M. Cash used in financing activities is expected to decrease by approximately €520 M.

We also expect that our net leverage ratio (debt less cash and cash equivalents (net debt) as compared to EBITDA, adjusted for acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement and non-cash charges) will increase by about approximately 0.6 by the end of 2019.

For additional information see Note 1x) in the notes to consolidated financial statements.

In addition to the consolidated financial statements prepared in accordance with IFRS included in this report, we are subject to home country reporting requirements in Germany. These require that we provide an assessment of the probability and impact of certain risks and uncertainties that could materially affect our outlook. A summary of such risk assessment is set forth below.

Although we believe our fiscal year 2019 outlook is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our results for the fiscal year 2019. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of their location in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3, Key Information –D. "Risk Factors" and Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks." Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in note 22 of the notes to consolidated financial statements found elsewhere in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See "Forward-looking Statements" immediately following the Table of Contents to this report. Other risks discussed in Item 3, Key Information – D. "Risk Factors" that are not included in the table below were deemed to have a medium to long-term potential effect on our business, financial condition and results of operations. The classification of potential impact and likelihood as well as the localization of the risks within the risk matrix are depicted below:

Potential impact	Description of impact	Classification	Likelihood
Severe	Material negative impact	Almost certain	> 90% to 100%
Major	Significant negative impact	Likely	> 50% to 90%
Medium	Moderate negative impact	Possible	> 10% to 50%
Low	Small negative impact	Unlikely	0% to 10%

Risk Number	Risk factor (or other related disclosure) within the report
1	If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government healthcare reimbursement programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue.
2
If we fail to estimate, price for and manage our medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows.
3	A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable.

Risk Number	Risk factor (or other related disclosure) within the report
4	Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.
5	We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.
6	Our growth depends, in part, on our ability to continue to make acquisitions and develop de novo dialysis clinics and health care centers.
7	We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.
8
If we are unable to attract and retain skilled medical, technical and engineering personnel, or if legislative, union, or other labor-related activities or changes result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth or continue our technological development.
9	We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
10
If we are unable to protect our information technology security systems and rely on our third-party service providers to protect their systems against cyber attacks or prevent other privacy and data security incidents that result in privacy and data breaches that disrupt our operations or result in the unintended disclosure and access of sensitive personal information or proprietary or confidential information, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse impact on our business, financial condition and results of operations.
11	Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.
12
Foreign currency and interest rate exposure. See Item 5, "Operating and financial review and prospects – IV. Financial position," Item 11, Quantitative and qualitative disclosures about market risk – "Management of foreign exchange and interest rate risks" and note 23 of the notes to the consolidated financial statements.
13	Legal and regulatory matters (see note 22 of the notes to the consolidated financial statements)
14	We face specific risks from international operations
15	Unforeseeable events could affect our services and our ability to deliver in a limited time and place.
16	Global economic conditions as well as further disruptions in financial markets may have an adverse effect on our businesses.

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

In addition to R&D activities carried out at our company, we collaborate with external partners with the aim of building a comprehensive innovation and technology network. These include numerous academic institutions, such as research institutes at renowned universities in the U.S. Another partner is the Renal Research Institute (RRI) in New York. This subsidiary of Fresenius Medical Care North America is a leading institution in the field of clinical research into chronic kidney failure. Together we are working on fundamental issues relating to dialysis treatment. We are increasingly collaborating with start-ups with the objective of promoting an open culture of innovation and enabling access to the latest technologies.

Innovations in 2018

To be able to continuously improve our patients' quality of life and the outcomes of their treatment and to ensure our growth in the medium to long-term, we not only work on new products that are close to market launch, but also have an extensive portfolio of innovation projects. These focus on technologies in our core business as well as related areas of strategic interest.

Launch of a new hemodialysis machine

Many dialysis patients in emerging economies still do not have access to adequate treatment. The market potential in these countries is high. We are therefore developing a targeted portfolio specifically for these markets. For example, we launched the 4008A dialysis machine on the Asian market in 2018. It incorporates the most important core functions of a dialysis machine and is adapted to local conditions. Like the rest of our portfolio, the 4008A is also subject to the strict quality and patient safety standards specified by Fresenius Medical Care.

Innovative products for home dialysis

We are also currently developing an entire portfolio of state-of-the-art technologies for peritoneal dialysis in conjunction with our partners. Peritoneal dialysis is the most common form of home treatment for chronic kidney failure. Many of these patients are treated using cyclers. The new cyclers have been optimized to meet our patients' needs as they are small, light and compact, making them ideal for use at home. This new generation of PD cyclers gives dialysis patients a high degree of flexibility. They also consider the specific treatment requirements of children.

Research in the field of regenerative medicine

In 2018, Fresenius Medical Care's subsidiary Unicyte AG reached a pre-clinical milestone in regenerative medicine for chronic kidney disease. In a second pre-clinical model, the company demonstrated that its patented nanoscale extracellular vesicles ("nEVs") can restore the kidney function of patients with chronic kidney disease. nEVs are particles derived from stem cells that help to transport neurotransmitters between cells. Unicyte will continue to carry out intensive research into the potential of nEVs in the treatment of chronic and acute kidney diseases in the coming years to develop new and improved treatment options for seriously and chronically ill patients.

In 2018, we announced a strategic global partnership and an equity investment for a payment of $150 M with the U.S. medical company Humacyte. Humacyte carries out medical research and development on clinical and pre-clinical investigational products and has developed the human acellular blood vessel HUMACYL, which is currently being tested for use as a vascular access for hemodialysis patients and may prove more effective than conventional synthetic grafts and fistulas. Following product approval, we will receive exclusive global rights to commercialize HUMACYL, allowing us to offer patients with chronic kidney disease around the world a safer and more effective vascular access option including shorter catheter contact time.

Ventures

Our venture capital company Fresenius Medical Care Ventures GmbH is increasingly collaborating with start-ups with the aim of promoting an open culture of innovation and gaining access to the latest technologies. In 2018, Fresenius Medical Care Ventures invested in the Israeli medical technology company, Vectorious Medical Technologies, the biotech company Corvidia Therapeutics Inc. and the digital health companies Tridiuum and SafeRide. Vectorious has developed an implantable, microcomputer-based system that optimizes the management of heart failure patients using direct, daily left-atrial pressure (LAP) measurements. Corvidia is pioneering the next generation of cardiovascular and cardiorenal treatments. Tridiuum has developed an engine for behavioral medicine based on predictive analytics, while SafeRide organizes patient transportation, e.g. to ensure that dialysis patients get to dialysis clinics regularly and reliably.

R&D resources

R&D expenditure corresponded to around 4% (2017: 4% and 2016: 5%) of our health care product revenue. At the end of 2018, our patent portfolio comprised some 9,152 property rights in approximately 1,253 patent families, i.e. groups of patents linked to the same invention. Our R&D work in the financial year produced around 126 additional patent families. A broad portfolio of patents will provide us with a wide range of treatment options in this competitive area in future.

In 2018, 933 highly qualified employees (full-time equivalents) worked for Fresenius Medical Care in R&D worldwide (2017: 825). They come from various backgrounds: Physicians work side by side with software specialists, business economists and engineers in interdisciplinary teams. Around 590 employees – the majority of our R&D staff – are based in Europe. Most activities are carried out at our facilities in Schweinfurt and Bad Homburg v. d. Höhe (Germany). Other R&D sites are in St. Wendel (Germany), Bucharest (Romania) and Krems (Austria). In the U.S. the Company maintains centers of excellence for the development of devices in Concord, California, and for dialyzers and other disposable products in Ogden, Utah. Development activities in Shanghai and Changshu (China) are focused on the growing demand for cost-effective dialysis systems in Asia and emerging markets. The global R&D organization coordinates collaboration and technology exchange among the various sites. As part of our innovation culture, we also strive to carry out research and development responsibly.

Expenditures for R&D in € M
in € M
	2018	2017	2016	2015	2014
Total	134	131	147	128	94

Employees(1)
(1) Full-time equivalents
	2018	2017	2016	2015	2014
Total	933	825	794	649	599

Number of patents
	2018	2017	2016	2015	2014
Total	9,152	8,396	7,748	6,643	6,133

VIII.  Trend information

For information regarding significant trends in our business see Item 5, "Operating financial review and prospects."

IX.   Tabular disclosure of contractual obligations

The information required by this item may be found in Item 5B under the caption " – IV. Financial position – net cash provided by (used in) financing activities."

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

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Except for Mr. Sturm and Ms. Empey, each of such persons is also a member of the Supervisory Board of FMC-AG & Co. KGaA.

Name	Current Age
Mr. Stephan Sturm, Chairman(1)	55
Dr. Dieter Schenk, Vice Chairman(1)(4)	66
Dr. Gerd Krick(1)(2)	80
Mr. Rolf A. Classon(1)(2)(3)(4)	73
Mr. William P. Johnston(1)(2)(3)(4)	74
Ms. Rachel Empey	42

(1)
Members of the Human Resources Committee of the supervisory board of Management AG

(2)
Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA. In addition, Ms. Deborah Doyle McWhinney was a member of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA until her resignation as a member of our Supervisory Board effective November 1, 2018. In addition, Ms. Pascale Witz, a member of our supervisory board, is a member of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA since February 11, 2019.

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

DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is Vice Chairman of the supervisory board of Fresenius Management SE. Dr. Schenk was elected as the Chairman of our Supervisory Board in 2018; previously Dr. Schenk served as the Vice Chairman of our Supervisory Board. He is an attorney and tax advisor and was a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) from 1986 until December 31, 2017. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, Bank Schilling & Co. AG and TOPTICA Photonics AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon also has served on the Board of Directors of Catalent Inc since August 2014 and as a member of the Board of Directors of Perrigo Company plc, since May 8, 2017. Mr. Classon was the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. until March 6, 2018 as well as the Chairman of the Board of Directors for Tecan Group Ltd. until April 18, 2018.

MR. WILLIAM P. JOHNSTON has been a member of the supervisory board of Management AG since May 2006 and also serves on our Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also Chairman of the Board of The Hartford Mutual Funds, Inc.

MS. RACHEL EMPEY became the Chief Financial Officer of Fresenius Management SE on August 1, 2017 and member of the supervisory board of Management AG on September 1, 2017. Prior to August 1, 2017, she served as Chief Financial and Strategy Officer of Telefónica Deutschland Holding AG and member of the Telefónica Deutschland Management Board, starting in 2011. Previously, Ms.Empey held a number of key international finance and controlling positions in the Telefónica group. She started her career as an audit executive at Ernst & Young and business analyst at Lucent Technologies. Ms. Empey is a chartered accountant and holds an MA (Hons) in Mathematical Sciences from the University of Oxford. Additionally, Ms. Empey has been the Vice Chairman of the supervisory board of Fresenius Kabi AG since October 2017 and has served on the Board of Directors of Inchcape plc since May 2016.

DR. GERD KRICK has been a member of the supervisory board of Management AG since December 2005 and was Chairman of our Supervisory Board until May 17, 2018. He is the Chairman of the supervisory board of Fresenius Management SE and of Fresenius SE & Co. KGaA. Additionally, Dr. Gerd Krick is also Chairman of the supervisory board of Vamed AG, Austria.

The General Partner's Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Current Age	Position	Year term expires
Mr. Rice Powell	63	Chief Executive Officer and Chairman of the Management Board	2022
Mr. Michael Brosnan	63	Chief Financial Officer	2022
Mr. William Valle	58	Chief Executive Officer for North America	2020
Dr. Olaf Schermeier	46	Chief Officer of Global Research & Development	2021
Mr. Kent Wanzek	59	Chief Executive Officer of Global Manufacturing and Quality	2022
Mr. Harry de Wit	56	Chief Executive Officer for Asia-Pacific	2023
Dr. Katarzyna Mazur-Hofsäß	55	Chief Executive Officer for EMEA	2021

MR. RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Management Board of Fresenius Management SE and of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has more than 40 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MR. MICHAEL BROSNAN has been with the Company since 1998. Mr. Brosnan is a member of the Management Board and Chief Financial Officer of Management AG. Mr. Brosnan is also a member of the Supervisory Board of Morphosys AG, Germany, and of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Brosnan was a member of the Board of Directors of Fresenius Medical Care North America. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

MR. WILLIAM VALLE was appointed Chief Executive Officer for FMCNA effective January 2017 and a member of the Management Board of Management AG on February 17, 2017. Prior to that, Mr. William Valle was executive vice president responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has approximately 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

DR. OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Dr. Schermeier serves on the supervisory board of Xenios AG. Prior to FMC-AG & Co. KGaA, Dr. Schermeier served as President of Global Research and Development for Dräger Medical, Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charité clinic and at Biotronik, Germany.

MR. KENT WANZEK has been with the Company since 2003. Mr. Wanzek is a member of the Management Board of Management AG since January 1, 2010 with responsibility for Global Manufacturing and Quality and prior to joining the Management Board was in charge of North American operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

MR. HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for more than 25 years. Mr. de Wit holds a master's degree in Medicine from the VU University of Amsterdam in the Netherlands and a bachelor's of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands. Mr. de Wit has been a non-executive member of the Board of Directors of New Asia Investments Pte Ltd. since March 25, 2014.

DR. KATARZYNA MAZUR-HOFSÄß assumed the role of Chief Executive Officer for the EMEA Segment on September 1, 2018. Before joining the Company, she had been president for EMEA at the med-tech company Zimmer Biomet since 2013. She has 25 years of professional experience and held various positions in the medical and pharmaceutical industry from her positions, among others at Abbott Laboratories and Roche.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Generally, the terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member's term begins. The most recent election of members of the Supervisory Board took place in May 2016. The next regular elections will take place in 2021. Before the expiration of their term, members of the Supervisory Board may be removed only by a court decision or by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.

Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16.G, below, "Corporate governance – The Legal Structure of FMC-AG & Co. KGaA."

The current Supervisory Board consists of five persons, three of whom – Messrs. Schenk (Chairman), Classon (Vice Chairman) and Johnston – are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see "The General Partner's Supervisory Board," above.

MS. PASCALE WITZ, 52, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi's executive committee (equivalent to management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Pharma plc since August 3, 2017, Perkin Elmer Inc. since October 30, 2017 and Tesaro, Inc. since May 5, 2018. Additionally, Ms. Witz is president of PWH ADVISORS SASU, since November 2016, and the founder of PWH ADVISORS LLC, since May 2018.

PROF. DR. GREGOR ZÜND, 59, has been a member of the Supervisory Board since October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education he has been member of the hospital's executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Dr. Zünd was senior physician at the clinic for cardiovascular surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Prof. Dr. Zünd is Professor ad personam at the University of Zurich.

Prof. Dr. Zünd was judicially appointed as a member of the Supervisory Board as the successor to Dr. Gerd Krick, who was a member and the Chairman of the Supervisory Board until May 17, 2018. In line with the applicable recommendation of the German Corporate Governance Code, Prof. Dr. Zünd's term is limited to the time until the next general meeting of shareholders. The Supervisory Board intends to propose to the AGM on May 16, 2019 to elect as members to the Supervisory Board both Prof. Dr. Zünd and a successor to Ms. Deborah Doyle McWhinney, who resigned from the Supervisory Board effective November 1, 2018. In order to align the terms of the members of the Supervisory Board, the Supervisory Board also intends to propose to limit their respective terms for the time until the shareholders will discharge the Supervisory Board for fiscal year 2020, i.e. at our AGM in 2021.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner's management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General

Partner's Management Board. See Item 16G, below, "Corporate governance – The legal structure of FMC-AG & Co. KGaA." Among other matters, the Supervisory Board will, together with the general partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company's financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company's auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements.

B.    Compensation

Report of the Management Board of Management AG, our General Partner

The Compensation Report of FMC-AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the compensation of the Supervisory Board of the Company are described. The Compensation Report is part of the Management Report on the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as at December 31, 2018. The Compensation Report is prepared on the basis of the recommendations of the German Corporate Governance Code. The Compensation Report also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board members. The Supervisory Board of Fresenius Medical Care Management AG is assisted in this task by a personnel committee, the Human Resources Committee, a committee which is composed of individual members of the Supervisory Board of Fresenius Medical Care Management AG and which is also responsible for the tasks of a compensation committee. The Human Resources Committee is composed of Mr. Stephan Sturm (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston, Dr. Dieter Schenk and Mr. Rolf A. Classon.

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

The compensation of the Management Board is, as a whole, performance-based and geared to promoting sustainable corporate development. It consists of three components:

  1.
  non-performance-based compensation (base salary and fringe benefits)

  2.
  short-term performance-based compensation (one-year variable compensation)

  3.
  components with long-term incentive effects (multi-year variable compensation comprised of share-based compensation with cash settlement and stock options, the latter granted in previous fiscal years).

Compensation components granted during the fiscal year

I.    Non-performance-based compensation

The Management Board members receive a base salary. In Germany or (applicable to Mr. Harry de Wit, who is resident in Hong Kong) Hong Kong, as the case may be, the base salary is paid in twelve equal monthly instalments. To the extent the base salary is paid to members of the Management Board in the U.S., the payment is made in accordance with local customs in twenty-four equal instalments.

Moreover, the members of the Management Board received fringe benefits. These consisted mainly of payments for insurance premiums, the private use of company cars and special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns, reimbursement of charges, compensation for forfeited compensation benefits from the previous employment relationship, anniversary payments, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

II.    Performance-based compensation

Performance-based compensation is awarded as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (comprising share-based compensation with cash settlement). The one-year variable compensation consists of an amount that is payable without deferral after the end of the fiscal year ("Bonus") and an amount that is converted into virtual shares of the Company as an amount to be deferred (the so-called Share Based Award, together with the Bonus the "Total Bonus"). The share-based compensation with cash settlement consists of the Share Based Award as well as of Performance Shares, which have been granted in the context of the Fresenius Medical Care Long-Term Incentive Plan 2016 (hereinafter: "LTIP 2016").

Performance-based compensation components granted in the fiscal year

Under the Fresenius Medical Care Long-Term Incentive Program 2011 (hereinafter: "LTIP 2011"), individual members of the Management Board may under certain conditions also exercise stock options already granted or receive a share-based compensation with cash settlement from already granted phantom stock.

One-year variable compensation and Share Based Award

The amount of the one-year variable compensation and of the Share Based Award depends on the achievement of the following individual and joint targets which are derived from the corporate strategy:

  •
  net income growth,

  •
  free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) in percent of revenue,

  •
  operating income margin.

The targets are weighted differently depending on the Management Board department or function. In the case of Messrs. Rice Powell and Michael Brosnan (both with corporate group functions) as well as Dr. Olaf Schermeier (Research & Development), the net income growth is weighted with 80%. In the case of Dr. Katarzyna Mazur-Hofsäß (Management Board member since September 1, 2018) and Messrs. William Valle and Harry de Wit (each of them being Management Board members with regional responsibility) as well as Mr. Kent Wanzek (Global Manufacturing & Quality), the net income growth is weighted with 60%. In the case of the members of the Management Board last named, the valuation of the operating margins contributes another 20%. The target free cash flow as a percentage of the sales revenues is uniformly measured with 20% for all members of the Management Board.

The degree of the achievement of the specific targets (target achievement) is determined by comparing the actual values with the target values to be achieved. The net income growth is taken into account up to a growth rate of 10%. The targets regarding the respective free cash flow as a percentage of revenues fall within a range of rates between 3% and 6% and are evaluated within the Group or, as the case may be, in the relevant regions. For the benefit of Management Board members with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing & Quality, growth of regional operating income margins is compensated within individual targets ranging between 13% and 18.5%, reflecting the particularities of the respective regions and responsibilities:

The degree of overall target achievement of each member of the Management Board is determined by the weighted arithmetic mean of the target achievement of the individual targets. Multiplying the degree of the respective overall target achievement by the respective base salary and another fixed multiplier results in the Total Bonus, of which a 75% share is paid out in cash to the Management Board members as one-year variable compensation after approval of the annual financial statements of FMC-AG & Co. KGaA for the respective fiscal year as Bonus. Since the degree of target achievement is limited to a maximum of 120%, the Management Board's maximum achievable one-year variable compensation has maximum limits (cap).

For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

Amount of Cash Payments
in € THOUS
	Non-performance-based compensation					Short-term performance based compensation		Cash compensation (without long-term incentive components)
	Base salary		Fringe benefits			Bonus
	2018	2017(1)	2018		2017(1)	2018	2017(1)	2018	2017(1)
Members of the Management Board serving as of December 31, 2018
Rice Powell	1,270	1,217	195		173	2,376	2,297	3,841	3,687
Michael Brosnan	720	735	56		134	1,300	1,315	2,076	2,184
Dr. Katarzyna Mazur-Hofsäß(2)	233	—	844	(3)	—	370	—	1,447	—
Dr. Olaf Schermeier	490	490	131		134	970	970	1,591	1,594
William Valle(2)	792	721	330		88	1,395	1,291	2,517	2,100
Kent Wanzek	550	575	126		85	1,076	1,085	1,752	1,745
Harry de Wit	480	480	315		321	950	950	1,745	1,751
Former members of the Management Board who resigned during the fiscal year 2017(4)
Ronald Kuerbitz	—	109	—		43	—	—	—	152
Dominik Wehner	—	425	—		38	—	732	—	1,195

Total:	4,535	4,752	1,997		1,016	8,437	8,640	14,969	14,408

(1)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Katarzyna Mazur-Hofsäß has been appointed as a member of the Management Board only with effect as of September 1, 2018 and Mr. William Valle with effect as of February 17, 2017 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3)
The other benefits of Dr. Katarzyna Mazur-Hofsäß include a one-off special payment in the amount of €800 THOUS by which Dr. Katarzyna Mazur-Hofsäß was compensated for forfeited compensation benefits from the previous employment relationship.

(4)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017 and Mr. Ronald Kuerbitz with effect as of February 17, 2017.

The portion of the one-year variable compensation not paid out for the fiscal year in question, amounting to 25% of the Total Bonus, is converted into virtual shares not backed by equity and allocated to the members of the Management Board in the form of the so-called Share Based Award. The Share Based Award is attributed to the compensation components with long-term incentive effect and can be exercised at the earliest after a period of three years following the grant date. In special cases (e.g. occupational disability, entry into retirement, non-renewal of expired employment contracts by the Company), a shorter period may apply. The payment from the Share Based Award is made in cash and depends on the share price of FMC–AG & Co. KGaA upon exercise.

In accordance with the targets achieved in the fiscal year, the members of the Management Board who were members of the Management Board on December 31 of the fiscal year acquired entitlements to Share Based Awards valued at €3,414 THOUS (2017: €3,418 THOUS). Based on the already fixed value, the allocation of the specific number of virtual shares made by the Supervisory Board in principle takes place no sooner than March of the following year on the basis of the then current price conditions of the shares of FMC–AG & Co. KGaA. This number will then serve as a multiplier for the share price on the respective exercise date and, thus, as the basis for the determination of the payment amount of the respective share-based compensation.

Functionality of the Total Bonus (Bonus and Share Based Award) in principle

Personal Investment from the Bonus 2018 with Stock Holding Condition

To take adequate account of the business development in the fiscal year 2018, the Supervisory Board decided that the members of the Management Board—by mutual agreement—acquire shares in FMC-AG & Co. KGaA for a portion of their Bonus. The shares acquired in this way may only be sold by the respective member of the Management Board after a period of three years from the date of acquisition has expired. The respective portion of the Bonus for which a member of the Management Board acquires shares in FMC-AG & Co. KGaA depends on the respective overall target achievement.

The net amounts to be invested by the members of the Management Board are as follows:

Personal Investment from the Net Bonus Amount for the Fiscal Year 2018
	Amount	Currency
Rice Powell	605,219	US$
Michael Brosnan	315,434	US$
Dr. Katarzyna Mazur-Hofsäß	80,194	€
Dr. Olaf Schermeier	224,542	€
William Valle	305,466	US$
Kent Wanzek	344,019	US$
Harry de Wit	164,970	€

As a consequence of this personal investment, between 51% and 60% of the Total Bonus for the fiscal year 2018 of the respective member of the Management Board will be invested in shares of the Company or converted into Share Based Awards, which can be sold or exercised, respectively, at the earliest after a period of three years. This calculation is based on the simplified assumption of a personal tax and duty burden of 50% on the payout of the Bonus.

Performance Shares

In addition to the Share Based Award, the members of the Management Board were also granted so-called "Performance Shares" on the basis of the LTIP 2016, as further performance-based component with a long-term incentive effect. The LTIP 2016 was approved in the fiscal year 2016 by the Supervisory Board upon recommendation of the Human Resources Committee and follows on the LTIP 2011, under which, as of the end of 2015, no further stock options may be granted. Performance Shares are virtual compensation instruments not backed by equity. These may provide entitlement to a cash payment depending on the achievement of the performance targets described below and the development of FMC-AG & Co. KGaA's share price. The LTIP 2016 stipulates that the Management Board members may be granted Performance Shares once or twice a year in the years 2016 to 2018. For the members of the Management Board, the Supervisory Board determines, after due consideration and taking into account the responsibilities and performances of the respective members of the Management Board, the so-called "grant value", as the initial amount for each grant to be made to members of the Management Board. This grant value is divided by the applicable fair value of a Performance Share at the grant date, in order to determine the number of Performance Shares to be granted. This number may change over a period of three years depending on the degree to which the performance targets are achieved, both the total loss of all granted Performance Shares as well as a doubling (at most) of that number being possible. The number of Performance Shares after the three-year performance period, resulting from the respective target achievement, is considered as vested four years after the date the respective allocation was made. The above-mentioned number of Performance Shares is then multiplied by the average price of the Company's shares during a thirty-day period prior to the expiration of this vesting period. The resulting amount is paid out in cash to the members of the Management Board for their respective Performance Shares.

The degree of the total target achievement during the three-year performance period is determined based on the three following performance targets which are derived from the long-term corporate strategy:

  •
  revenue growth,

  •
  annual growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA ("net income growth") as well as

  •
  increase of the return on invested capital (Return on Invested Capital (hereinafter: "ROIC")).

The target corridors and targets are as set out in the table below:

Upon the introduction of the LTIP 2016, the initial ROIC target for the year 2016 was set at 7.3%. On this basis, it increases by 0.2 percentage points each year. Consequently, the ROIC target for 2017 was 7.5% and for 2018 was 7.7% (2018). In subsequent years, it will increase to 7.9% (2019) and 8.1% (2020). For each revenue growth and/or any net income growth and ROIC level within the range of the values presented above, the degree of target achievement is linearly interpolated. If the target achievement in relation to the ROIC target in the third year of an assessment period is higher than or equal to the target achievement in each of the two previous years, the ROIC target achievement for the third year applies to all years of the respective assessment period.

Each of these three performance targets accounts for one-third in the calculation of the yearly target achievement, which is calculated for each year of the three-year performance period. The overall target achievement at the end of the three-year performance period is determined by the arithmetic value of these three average yearly target achievements. The overall target achievement can lie in a corridor between 0% and 200% and in this respect has a maximum limit (target achievement cap).

The number of Performance Shares granted to the Management Board members at the beginning of the performance period is multiplied by the percentage of the overall target achievement in order to determine the final number of Performance Shares that form the basis of the cash compensation under the LTIP 2016 as described above.

Functionality of the LTIP 2016 in principle

In the course of the fiscal year, a total of 632,804 Performance Shares (2017: 614,985) were granted to all eligible participants under the LTIP 2016. This includes 73,315 Performance Shares (2017: 73,746) with a total value of €5,783 THOUS (2017: €5,474 THOUS) which were granted to the members of the Management Board. The relevant fair value of the Performance Shares issued in July of the fiscal year amounted on the grant date to €80.55 (2017: €75.12) for grants in euro (applies to Messrs. Dr. Olaf Schermeier and Harry de Wit) and to $ 94.11 (2017: $86.39) for grants in U.S. dollars (applies to Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek). Dr. Katarzyna Mazur-Hofsäß (member of the Management Board since September 1, 2018) was granted Performance Shares in December of the fiscal year whose fair value on the grant date was €69.05. At the end of the fiscal year, the Management Board members being in office on December 31, 2018 held a total of 204,693 Performance Shares (2017: 150,993).

For the fiscal year, the value of the share-based compensation with cash settlement granted to the members of the Management Board in each case, is shown respectively compared to the previous year, in the following table:

Long-Term Incentive Components
in € THOUS
	Share-based compensation with cash settlement(1)
	2018	2017(2)
Members of the Management Board serving as of December 31, 2018
Rice Powell	2,391	2,247
Michael Brosnan	1,307	1,290
Dr. Katarzyna Mazur-Hofsäß(3)	858	—
Dr. Olaf Schermeier	1,081	1,039
William Valle	1,402	1,265
Kent Wanzek	1,084	1,060
Harry de Wit	1,074	1,033
Former members of the Management Board who resigned during the fiscal year 2017(4)
Ronald Kuerbitz	—	—
Dominik Wehner	—	960

Total:	9,197	8,894

(1)
This includes Performance Shares pursuant to the LTIP 2016 as well as Share Based Awards granted to the Management Board members during the fiscal year. The share-based compensation amounts are based on the fair value on the grant date.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

(3)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Katarzyna Mazur-Hofsäß has been appointed as a member of the Management Board only with effect as of September 1, 2018 and Mr. William Valle with effect as of February 17, 2017 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(4)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017 and Mr. Ronald Kuerbitz with effect as of February 17, 2017.

The Supervisory Board has agreed on a limitation option for the component with a long-term incentive effect in the event of extraordinary developments.

The components with long-term incentive effect entitle to a cash payment or can be exercised only after the expiration of the predefined waiting and/or vesting periods. Their value is distributed over the waiting periods and is proportionally accounted for as an expense in the respective fiscal year.

The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year are set out in the following table:

Expenses for Long-Term Incentive Components
in € THOUS
	Stock Options		Share-based compensation with cash settlement(1)		Share-based compensation
	2018	2017	2018	2017	2018	2017
Members of the Management Board serving as of December 31, 2018
Rice Powell	659	957	391	1,960	1,050	2,917
Michael Brosnan	330	174	245	639	575	813
Dr. Katarzyna Mazur-Hofsäß(2)	—	—	9	—	9	—
Dr. Olaf Schermeier	236	385	229	1,058	465	1,443
William Valle(2)	—	—	114	121	114	121
Kent Wanzek	295	398	128	1,131	423	1,529
Harry de Wit	—	—	222	596	222	596
Former members of the Management Board who resigned during the fiscal year 2017
Ronald Kuerbitz(3)	—	(438)	—	(852)	—	(1,290)
Dominik Wehner(4)	—	718	—	3,965	—	4,683

Total:	1,520	2,194	1,338	8,618	2,858	10,812

(1)
This includes expenses for Performance Shares under the LTIP 2016, expenses for phantom stock under the LTIP 2011 and expenses for the Share Based Award.

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Katarzyna Mazur-Hofsäß has been appointed as a member of the Management Board only with effect as of September 1, 2018 and Mr. William Valle with effect as of February 17, 2017 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3)
Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017. Following Mr. Ronald Kuerbitz's resignation from the Management Board, no further expenses arose. The negative amounts result from the cancelation, without substitution, of all Share Based Awards granted and not vested by February 17, 2017, all multi-year variable compensation components granted under the LTIP 2011 not vested by February 17, 2017 pursuant to the conditions of the LTIP 2011, and all Performance Shares granted under the LTIP 2016.

(4)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017. The expenses for long-term incentive components result from the compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and the Share Based Award which are payable or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions.

Focus on sustainable corporate development

The compensation of the Management Board is designed to promote sustainable corporate development. This is ensured, among other things, by the fact that the portion of the long-term compensation is always greater than the portion of short-term compensation. To the extent the portion of the performance-based components with long-term incentive effects (i.e. Performance Shares and Share Based Award) does not reach 50% of the sum of all variable compensation components for the respective fiscal year, it has been contractually provided that the one-year variable compensation is reduced accordingly and the Share Based Award is increased correspondingly.

In addition, on the basis of the LTIP 2016 plan conditions and in accordance with the employment contracts concluded with individual members of the Management Board as from January 1, 2018, the Company is entitled to reclaim already earned and paid compensation components (claw back). Such right to reclaim exists in particular in case of relevant violations of internal guidelines or undutiful conduct.

Stock options and phantom stock

Until the end of the fiscal year 2015 grants under the LTIP 2011, which consisted of the Stock Option Plan 2011 and the Phantom Stock Plan 2011, constituted an essential component of the compensation system for the members of the Management Board. As of the end of the fiscal year 2015 grants under the LTIP 2011 are no longer possible. However, the members of the Management Board may exercise stock options or phantom stock which have already been granted, taking into consideration the blackout periods applicable to the exercise of such instruments, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service and/or employment relationship.

Under the LTIP 2011, a combination of stock options and phantom stock awards was granted to the participants. The number of stock options and phantom stock awards to be granted to the members of the Management Board was determined by the Supervisory Board in its reasonable discretion. In principle, all members of the Management Board were entitled to receive the same total number of stock options and phantom stock awards, whereas the Chairman of the Management Board was entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board were entitled to choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50.

Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards.

The success target for stock options and phantom stock is achieved in each case if, during the waiting period, either the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year in each case or – if this is not the case – the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum. The success target for phantom stock granted in the fiscal year 2015 is also achieved if under the global efficiency program an amount of $200 M has been saved until the end of the fiscal year 2015 and, until the end of the fiscal years 2016 to 2018, an amount of $300 M has been saved, each in comparison to January 1, 2013, and the respective success target for fiscal years 2015 to 2018 – each as expected and communicated – has been achieved and confirmed by the auditor. If with regard to any reference period or more than one of the four reference periods the respectively governing success target is not achieved, the stock options and phantom stock awards are cancelled to such proportion to which the success target was not achieved, i.e. by 25%, by 50%, by 75% or completely.

At the end of the fiscal year the members of the Management Board held a total of 602,389 stock options originating from the Stock Option Plan 2011. By the end of the previous fiscal year, the members of the Management Board held a total of 819,491 stock options originating from the Stock Option Plan 2011. For details regarding the conditional capital used to secure the Stock Option Plan 2011, please see section "Conditional Capital" of the notes to the annual financial statements and consolidated financial statements of the Company. Moreover, the Management Board members held, by the end of the fiscal year, a total of 54,711 phantom stock (2017: 73,432) pursuant to the Phantom Stock Plan 2011.

The development and status of stock options in the fiscal year of the members of the Management Board serving at December 31 of the fiscal year are shown in more detail in the following table:

	Development and Status of the Stock Options
	Rice Powell	Michael Brosnan	Dr. Katarzyna Mazur-Hofsäß	Dr. Olaf Schermeier	William Valle	Kent Wanzek	Harry de Wit	Total:
Options outstanding January 1, 2018
Number	284,793	149,400	—	96,488	60,000	131,970	—	722,651
Weighted average exercise price in €	64.73	64.23	—	63.88	64.16	65.10	—	64.53
Options exercised during the fiscal year
Number	28,012	—	—	—	30,000	62,250	—	120,262
Weighted average exercise price in €	52.48	—	—	—	51.33	51.77	—	51.83
Weighted average share price in €	90.53	—	—	—	88.74	84.21	—	86.81
Options outstanding December 31, 2018
Number	256,781	149,400	—	96,488	30,000	69,720	—	602,389
Weighted average exercise price in €	66.06	64.23	—	63.88	76.99	76.99	—	67.07
Weighted average remaining contractual life in years	3.97	3.51	—	3.99	4.57	4.57	—	3.96
Range of exercise prices in €	49.76 - 76.99	49.76 - 76.99	—	49.76 - 76.99	76.99	76.99	—	49.76 - 76.99
Options exercisable December 31, 2018
Number	107,381	74,700	—	46,688	—	—	—	228,769
Weighted average exercise price in €	50.86	51.47	—	49.90	—	—	—	50.86

III.    Total Compensation

The amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

Total Compensation
in € THOUS
	Cash compensation (without long-term incentive components)		Components with long-term incentive effect		Total compensation (including long-term incentive components)
	2018	2017(1)	2018	2017(1)	2018	2017(1)
Members of the Management Board serving as of December 31, 2018
Rice Powell	3,841	3,687	2,391	2,247	6,232	5,934
Michael Brosnan	2,076	2,184	1,307	1,290	3,383	3,474
Dr. Katarzyna Mazur-Hofsäß(2)	1,447	—	858	—	2,305	—
Dr. Olaf Schermeier	1,591	1,594	1,081	1,039	2,672	2,633
William Valle(2)	2,517	2,100	1,402	1,265	3,919	3,365
Kent Wanzek	1,752	1,745	1,084	1,060	2,836	2,805
Harry de Wit	1,745	1,751	1,074	1,033	2,819	2,784
Former members of the Management Board who resigned during the fiscal year 2017(3)
Ronald Kuerbitz	—	152	—	—	—	152
Dominik Wehner	—	1,195	—	960	—	2,155

Total:	14,969	14,408	9,197	8,894	24,166	23,302

(1)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Katarzyna Mazur-Hofsäß has been appointed as a member of the Management Board only with effect as of September 1, 2018 and Mr. William Valle with effect as of February 17, 2017 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3)
Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017 and Mr. Ronald Kuerbitz with effect as of February 17, 2017.

IV.    Commitments to members of the Management Board for the event of termination of their appointment

The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: Individual contractual pension commitments for the Management Board members Messrs. Rice Powell, Michael Brosnan, Dr. Olaf Schermeier and Mr. Kent Wanzek have been granted by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board.

Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of reduction of earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient's most recent base salary. In deviation from this, individual members of the Management Board (Messrs. Rice Powell and Kent Wanzek) have this entitlement already upon reaching the age of the 63 if they have been members of the Management Board of Fresenius Medical Care Management AG for at least ten years at the time of their final retirement from active employment (early retirement); in this case, the benefits are reduced by 0.5% per calendar month that the member leaves active employment before reaching the age of 65.

The retirement pension will be based on 30% of the last base salary and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, "BetrAVG"). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled to from other company pension rights of the Management Board member, even from service agreements with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member's own legitimate children (leibliche eheliche Kinder) receive an orphan's pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans' pensions and the spousal pension together reach a maximum of 90% of the Management Board member's pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65, the rights to the aforementioned benefits remain, although the pension to be paid is reduced – unless the Management Board member is leaving because of the occurrence of an event insured against (occupational disability, incapacity to work, pension payments to surviving dependents in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

Based on individual contractual commitments, the members of the Management Board Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $8,250 (2017: $8,100) were earned in the fiscal year in each case and allocated in January 2019 to the Management Board members mentioned above. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The Company supports its employees at this with contributions of up to 50% of the yearly made payments.

Furthermore, the members of the Management Board Messrs. Rice Powell and Michael Brosnan have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

Based on an individual contractual commitment, the member of the Management Board Mr. Harry de Wit additionally participated in the Hong Kong-based "Mandatory Provident Fund Scheme" in the fiscal year. In this regard, contributions in the amount of 18,000 HKD (2017: 18,000 HKD) as per statutory requirement were made to the Trustee for Mr. de Wit in the fiscal year. This scheme requires employees to contribute a limited portion of their relevant income as per statutory requirements.

Additions to pension provisions in the fiscal year for Management Board members serving as of December 31 of the fiscal year amounted to €5,071 THOUS (2017: €212 THOUS). The pension commitments are shown in the following table:

Development and Status of Pension Commitments
in € THOUS
	As of January 1, 2018	Increase	As of December 31, 2018
Rice Powell	10,004	2,936	12,940
Michael Brosnan	5,653	1,381	7,034
Dr. Katarzyna Mazur-Hofsäß	—	—	—
Dr. Olaf Schermeier	764	210	974
William Valle	—	—	—
Kent Wanzek	3,043	544	3,587
Harry de Wit	—	—	—

Total:	19,464	5,071	24,535

A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half of their respective annual base salary for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of control.

The new or extended employment contracts concluded with individual members of the Management Board with effect from January 1, 2018 provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity in the event of dismissal for cause (Abberufung aus wichtigem Grund) may not exceed the value of two years' compensation and may not compensate more than the remaining term of the contract. For the calculation of the relevant annual compensation, only the non-performance-based compensation components are applied. If there is good cause for the termination of the employment contract, no severance payments are made.

V.  Miscellaneous

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of twelve months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly instalments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the respective employment contract.

Mr. Dominik Wehner was a member of the Management Board until the end of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components he is entitled to by contract for the period from January 1, 2018 to March 31, 2022 that he will annually receive a base salary of €425 THOUS and an amount of 30% of his base salary. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, contributions to financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €38 THOUS p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and the Share Based Award are payable or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions. Except for the Share Based Award for 2017, Mr. Dominik Wehner is no longer eligible to be granted any components with long-term incentive effects as of the fiscal year 2018. As of the completion of the age of 65, Mr. Dominik Wehner will receive a Company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

In the fiscal year, Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, was granted no base salary (2017: €109 THOUS) and no fringe benefits (2017: €43 THOUS) and no one-year or multi-year variable compensation components (2017: €0 THOUS). Since February 17, 2017 and for a maximum period of two years, Mr. Ronald Kuerbitz receives annual non-compete compensation of €515 THOUS (2017: €538 THOUS) for the post-employment non-compete obligation agreed with him. In addition, Mr. Ronald Kuerbitz received one-off compensation of €852 THOUS in the fiscal year 2017 which had been agreed with him in the context of his resignation from the Management Board of the General Partner. The payment of this compensation was linked to the successful completion of various projects, part of which had not yet been completed as at the time of the agreement, and thus ensured Mr. Ronald Kuerbitz's involvement even after his resignation from the Management Board. It was also agreed with him that, after the end of his service agreement, he would act as an advisor to National Medical Care, Inc. as of August 14, 2017 until the end of August 13, 2018. The consideration to be granted for such services (including reimbursement of expenses) amounts to €212 THOUS (2017: €55 THOUS) for the fiscal year. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a Company-funded retirement pension of €124 THOUS per year.

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €261 THOUS (2017: €239 THOUS) in the fiscal year. On the occasion of the termination of his service agreement with effect as of December 31, 2016 as a member of the Management Board, it was agreed with Mr. Roberto Fusté that he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018 and that he would act as an advisor to the Chairman of the Management Board. For this, he received non-compete compensation of €377 THOUS (2017: €377 THOUS) and an advisory fee in the amount of €377 THOUS (2017: €377 THOUS) in the fiscal year.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €338 THOUS (2017: €338 THOUS). On the occasion of the termination of his service agreement as a member of the Management Board effective as of April 30, 2015, a two-year post-employment non-compete obligation was agreed upon with Prof. Emanuele Gatti. As compensation for this, Prof. Emanuele Gatti received annual non-compete compensation in the amount of €488 THOUS. In the fiscal year Prof. Gatti received no non-compete compensation (2017: €163 THOUS) as the non-compete obligation already expired in the course of the previous year.

A consulting agreement was entered into with Dr. Rainer Runte, who was a member of the Management Board until March 31, 2014, with effect since March 1, 2017 the term of which meanwhile was extended until December 31, 2018. By this consulting agreement, Dr. Rainer Runte provided consulting services on certain fields. The consideration (including the reimbursement of expenses) to be granted by Fresenius Medical Care Management AG for such services amounts to €226 THOUS for the fiscal year (2017: €165 THOUS).

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, for the period January 1, 2013 to December 31, 2021. By this consulting agreement, Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame and he will be subject to a non-compete covenant. The consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to €522 THOUS (2017: €580 THOUS). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounts to €1,586 THOUS (2016: €1,996 THOUS) as at December 31 of the fiscal year.

In the fiscal year, no loans or advance payments for future compensation components were made to the members of the Management Board of Fresenius Medical Care Management AG.

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

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the German Stock Corporation Act.

Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned herein. As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of €25,163 THOUS (2017: €21,930 THOUS).

VI. Adjustments to the compensation system for the Management Board

The compensation system for the Management Board of the General Partner shall be adjusted. It is intended to submit the adjusted compensation system to the general meeting of the Company.

VII. Tables of the value of benefits granted and received

The German Corporate Governance Code provides that the compensation report shall include information for each member of the Management Board on the benefits granted and received as well as on the pension expenses for the fiscal year. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted and received. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

Benefits granted to serving members of the Management Board as of December 31, 2018 in € THOUS
	Rice Powell				Michael Brosnan
	Chairman of the Management Board Member of the Management Board since December 21, 2005(1)				Chief Financial Officer Member of the Management Board since January 1, 2010
	2018	2018	2018	2017(2)	2018	2018	2018	2017(2)
		Minimum	Maximum			Minimum	Maximum
Base salary	1,270	1,270	1,270	1,217	720	720	720	735
Fringe benefits	195	195	195	173	56	56	56	134

Total non-performance-based compensation	1,465	1,465	1,465	1,390	776	776	776	869

One-year variable compensation	2,096	191	2,515	2,008	1,188	108	1,425	1,212

Multi-year variable compensation / components with long-term incentive effects	2,390	—	n.a.	2,247	1,307	—	n.a.	1,289

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	977	—	n.a.	916	600	—	n.a.	624
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	1,413	—	n.a.	1,331	707	—	n.a.	665

Total non-performance-based compensation and performance-based compensation	5,951	1,656	n.a.	5,645	3,271	884	n.a.	3,370

Pension expense	674	674	674	773	667	667	667	694

Value of benefits granted	6,625	2,330	n.a.	6,418	3,938	1,551	n.a.	4,064

	Dr. Katarzyna Mazur-Hofsäß				Dr. Olaf Schermeier
	Member of the Management Board for EMEA Member of the Management Board since September 1, 2018				Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013
	2018	2018	2018	2017(2)	2018	2018	2018	2017(2)
		Minimum	Maximum			Minimum	Maximum
Base salary	233	233	233	—	490	490	490	490
Fringe benefits	844	844	844	—	131	131	131	134

Total non-performance-based compensation	1,077	1,077	1,077	—	621	621	621	624

One-year variable compensation	386	105	463	—	809	74	970	809

Multi-year variable compensation / components with long-term incentive effects	857	—	n.a.	—	1,080	—	n.a.	1,039

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	123	—	n.a.	—	323	—	n.a.	323
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	734	—	n.a.	—	757	—	n.a.	716

Total non-performance-based compensation and performance-based compensation	2,320	1,182	n.a.	—	2,510	695	n.a.	2,472

Pension expense	—	—	—	—	189	189	189	204

Value of benefits granted	2,320	1,182	n.a.	—	2,699	884	n.a.	2,676

(1)
The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

Benefits granted to serving members of the Management Board as of December 31, 2018 in € THOUS
	William Valle				Kent Wanzek
	Member of the Management Board for North America Member of the Management Board since February 17, 2017				Member of the Management Board for Global Manufacturing & Quality Member of the Management Board since January 1, 2010
	2018	2018	2018	2017(1)	2018	2018	2018	2017(1)
		Minimum	Maximum			Minimum	Maximum
Base salary	792	792	792	721	550	550	550	575
Fringe benefits	330	330	330	88	126	126	126	85

Total non-performance-based compensation	1,122	1,122	1,122	809	676	676	676	660

One-year variable compensation	1,306	119	1,568	1,190	908	83	1,090	949

Multi-year variable compensation / components with long-term incentive effects	1,403	—	n.a.	1,265	1,084	—	n.a.	1,059

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	696	—	n.a.	600	377	—	n.a.	394
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	707	—	n.a.	665	707	—	n.a.	665

Total non-performance-based compensation and performance-based compensation	3,831	1,241	n.a.	3,264	2,668	759	n.a.	2,668

Pension expense	—	—	—	—	369	369	369	402

Value of benefits granted	3,831	1,241	n.a.	3,264	3,037	1,128	n.a.	3,070

	Harry de Wit
	Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016
	2018	2018	2018	2017(1)
		Minimum	Maximum
Base salary	480	480	480	480
Fringe benefits	315	315	315	321

Total non-performance-based compensation	795	795	795	801

One-year variable compensation	792	72	950	792

Multi-year variable compensation / components with long-term incentive effects	1,074	—	n.a.	1,033

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	317	—	n.a.	317
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	757	—	n.a.	716

Total non-performance-based compensation and performance-based compensation	2,661	867	n.a.	2,626

Pension expense	—	—	—	—

Value of benefits granted	2,661	867	n.a.	2,626

(1)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

Benefits granted to former members of the Management Board who retired in fiscal year 2017 or with end of the fiscal year 2017 in € THOUS
	Ronald Kuerbitz				Dominik Wehner
	Member of the Management Board for North America Member of the Management Board until February 17, 2017				Member of the Management Board for EMEA Member of the Management Board until the end of December 31, 2017
	2018	2018	2018	2017	2018	2018	2018	2017
		Minimum	Maximum			Minimum	Maximum
Base salary	—	—	—	109	—	—	—	425
Fringe benefits	—	—	—	43	—	—	—	38

Total non-performance-based compensation	—	—	—	152	—	—	—	463

One-year variable compensation	—	—	—	1,366	—	—	—	701

Multi-year variable compensation / components with long-term incentive effects	—	—	n.a.	—	—	—	n.a.	960

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	—	—	n.a.	—	—	—	n.a.	244
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	—	—	n.a.	—	—	—	n.a.	716

Total non-performance-based compensation and performance-based compensation	—	—	n.a.	1,518	—	—	n.a.	2,124

Pension expense	—	—	—	797	—	—	—	146

Value of benefits granted	—	—	n.a.	2,315	—	—	n.a.	2,270

Allocations
in € THOUS
	Serving members of the Management Board as of December 31, 2018
	Rice Powell		Michael Brosnan		Dr. Katarzyna Mazur-Hofsäß		Dr. Olaf Schermeier		William Valle			Kent Wanzek		Harry de Wit
	Chairman of the Management Board Member of the Management Board since December 21, 2005(1)		Chief Financial Officer Member of the Management Board since January 1, 2010		Member of the Management Board for EMEA Member of the Management Board since September 1, 2018		Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013		Member of the Management Board for North America Member of the Management Board since February 17, 2017			Member of the Management Board for Global Manufacturing & Quality Member of the Management Board since January 1, 2010		Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016
	2018	2017(2)	2018	2017(2)	2018	2017(2)	2018	2017(2)	2018		2017(2)	2018	2017(2)	2018	2017(2)
Base salary	1,270	1,217	720	735	233	—	490	490	792		721	550	575	480	480
Fringe benefits	195	173	56	134	844	—	131	134	330		88	126	85	315	321

Total non-performance based compensation	1,465	1,390	776	869	1,077	—	621	624	1,122		809	676	660	795	801

One-year variable compensation	2,376	2,297	1,300	1,315	370	—	970	970	1,395		1,291	1,076	1,085	950	950

Multi-year variable compensation / components with long-term incentive effects	2,777	2,787	131	2,288	—	—	277	130	2,693		20	5,401	218	—	—

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2013	—	205	—	126	—	—	—	72	—		—	—	167	—	—
Grant 2014	131	—	76	—	—	—	55	—	—		—	104	—	—	—
Thereof Stock Option Plan 2006
7-year term / 3-year vesting period
Grant 2010	—	2,506	—	2,111	—	—	—	—	—		—	—	—	—	—
thereof LTIP 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period
Grant 2011	2,536	—	—	—	—	—	—	—	532	(3)	—	1,573	—	—	—
Grant 2012	—	—	—	—	—	—	—	—	333	(3)	—	786	—	—	—
Grant 2013	—	—	—	—	—	—	—	—	466	(3)	—	786	—	—	—
Grant 2014	—	—	—	—	—	—	—	—	1,331	(3)	—	2,097	—	—	—
thereof LTIP 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2012	—	76	—	51	—	—	—	—	—		20	—	51	—	—
Grant 2013	110	—	55	—	—	—	—	58	31		—	55	—	—	—
Grant 2014	—	—	—	—	—	—	222	—	—		—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—		—	—	—	—	—

Total non-performance-based and performance-based compensation	6,618	6,474	2,207	4,472	1,447	—	1,868	1,724	5,210		2,120	7,153	1,963	1,745	1,751

Pension expense	674	773	667	694	0	—	189	204	—		—	369	402	—	—

Allocation	7,292	7,247	2,874	5,166	1,447	—	2,057	1,928	5,210		2,120	7,522	2,365	1,745	1,751

(1)
The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

(3)
The indicated amounts are allocations from multi-year variable compensation which have been granted to the member of the Management Board William Valle prior to his appointment to the Management Board: LTIP 2011 – Phantom Stock Plan 2011 – Grant 2011 – fair value at grant €81, LTIP 2011 – Phantom Stock Plan 2011 – Grant 2012 – fair value at grant €48, LTIP 2011 – Phantom Stock Plan 2011 – Grant 2013 – fair value at grant €47, LTIP 2011 – Phantom Stock Plan 2011 – Grant 2014 – fair value at grant €135.

Compensation of the Supervisory Board

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in section 13 of the Articles of Association.

Each Supervisory Board member receives a base salary of $88 THOUS (2017: $88 THOUS) for each full fiscal year, payable in four equal instalments at the end of a calendar quarter. The Chairman of the Supervisory Board receives additional compensation of $88 THOUS (2017: $88 THOUS) and the Vice Chairman receives additional compensation of $44 THOUS (2017: $44 THOUS) per respective full fiscal year.

In addition, each member of the Supervisory Board receives as a variable performance-based compensation component (hereinafter also: "performance-based compensation") an additional remuneration which is based upon the respective average growth in basic earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the performance-based compensation is $60 THOUS in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70 THOUS in the corridor from 9.00 to 9.99% and $80 THOUS in case of a 3-year average EPS growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts of the performance-based compensation are earned to their full extent, i.e., within these margins there is no pro rata remuneration. In any case, this component is limited to a maximum of $80 THOUS per annum. Reciprocally, the members of the Supervisory Board are entitled to the remuneration component only if the 3-year average EPS growth of at least 8.00% is reached. Provided that the relevant targets have been achieved, the remuneration is, in principle, disbursed on a yearly basis following the approval of the annual financial statements for the respective fiscal year. For the fiscal year 2018, the 3-year average EPS growth for the fiscal years 2016, 2017 and 2018 was relevant.

In application of the principles above, for the fiscal year the entitlement to a payment of performance-based compensation of $641 THOUS was achieved (2017: $587 THOUS).

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $44 THOUS (2017: $44 THOUS). A member of a committee who serves as chairman or vice chairman of a committee additionally receives $22 THOUS and $11 THOUS a year, respectively (2017: $22 THOUS and $11 THOUS, respectively), payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in the Joint Committee of the Company as well as in the capacity of their respective chairmen and vice chairmen, no separate remuneration shall be granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Should a member of the FMC-AG & Co. KGaA Supervisory Board at the same time be a member of the Supervisory Board of the General Partner Fresenius Medical Care Management AG and receive compensation for his/her work on the Supervisory Board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the Chairman of the FMC-AG & Co. KGaA Supervisory Board and the Vice Chairman, to the extent that they are at the same time chairman and vice chairman, respectively, of the Supervisory Board of Fresenius Medical Care Management AG. If the vice chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as vice chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

The compensation of the members of the Supervisory Board of Fresenius Medical Care Management AG and the compensation of the members of its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA.

The members of the Supervisory Board of FMC-AG & Co. KGaA are to be reimbursed for the expenses incurred in their exercise of their office, which also include the applicable VAT.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA, including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following tables:

Compensation of the Supervisory Board
in € THOUS(1)									Total amount of non- performance- based compensation
	Base salary for Supervisory Board at FMC Management AG		Base salary for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Dr. Dieter Schenk(2)	44	58	91	58	93	97	—	—	228	213
Stephan Sturm(3)	149	156	—	—	65	68	—	—	214	224
Rolf A. Classon(4)	37	39	41	39	112	117	47	49	237	244
Rachel Empey(5)	75	26	—	—	—	—	—	—	75	26
William P. Johnston	37	39	37	39	102	107	56	58	232	243
Dr. Gerd Krick(6)	60	39	42	117	56	58	14	39	172	253
Pascale Witz(7)	—	—	75	78	—	—	—	—	75	78
Prof. Dr. Gregor Zünd(8)	—	—	13	—	—	—	—	—	13	—
Deborah Doyle McWhinney(9)	—	—	62	78	—	—	31	39	93	117

Total	402	357	361	409	428	447	148	185	1,339	1,398

(1)
Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective year.

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dieter Schenk was appointed at the same time as vice chairman of the Supervisory Board until May 17, 2018 and as chairman of the Supervisory Board of FMC-AG & Co. KGaA since May 17, 2018.

(3)
Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(4)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Rolf A. Classon was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA since November 30, 2018.

(5)
Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(6)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Gerd Krick was appointed as a member of the Supervisory Board of FMC Management AG until May 17, 2018, and, therefore, received compensation payments to be set out herein until this date. Dr. Gerd Krick is a member of the Supervisory Board of FMC Management AG. The compensation was paid out by FMC Management AG.

(7)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(8)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Gregor Zünd was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of October 29, 2018, and, therefore, received compensation payments to be set out herein as of this date.

(9)
Former member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid out by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney resigned as a member of the Supervisory Board of FMC-AG & Co. KGaA effective November 1, 2018, and, therefore, received compensation payments to be set out herein until then.

Compensation of the Supervisory Board
in € THOUS(1)
	Performance- based compensation in FMC Management AG		Performance- based compensation in FMC- AG & Co. KGaA		Performance- based compensation		Total compensation
	2018	2017	2018	2017	2018	2017	2018	2017
Dr. Dieter Schenk(2)	34	35	34	35	68	70	296	283
Stephan Sturm(3)	68	71	—	—	68	71	282	295
Rolf A. Classon(4)	34	35	34	35	68	70	305	314
Rachel Empey(5)	68	24	—	—	68	24	143	50
William P. Johnston	34	35	34	35	68	70	300	313
Dr. Gerd Krick(6)	42	35	25	35	67	70	239	323
Pascale Witz(7)	—	—	68	71	68	71	143	149
Prof. Dr. Gregor Zünd(8)	—	—	12	—	12	—	25	—
Deborah Doyle McWhinney(9)	—	—	57	71	57	71	150	188

Total	280	235	264	282	544	517	1,883	1,915

(1)
Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective year.

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dieter Schenk was appointed at the same time as vice chairman of the Supervisory Board until May 17, 2018 and as chairman of the Supervisory Board of FMC-AG & Co. KGaA since May 17, 2018.

(3)
Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(4)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Rolf A. Classon was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA since November 30, 2018.

(5)
Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(6)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Gerd Krick was appointed as a member of the Supervisory Board of FMC Management AG until May 17, 2018, and, therefore, received compensation payments to be set out herein until this date. Dr. Gerd Krick is a member of the Supervisory Board of FMC Management AG. The compensation was paid out by FMC Management AG.

(7)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(8)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Gregor Zünd was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of October 29, 2018, and, therefore, received compensation payments to be set out herein as of this date.

(9)
Former member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid out by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney resigned as a member of the Supervisory Board of FMC-AG & Co. KGaA effective November 1, 2018, and, therefore, received compensation payments to be set out herein until then.

C.    Board practices

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see Item 6.A, "Directors, senior management and employees – Directors and senior management," above. For information regarding certain compensation payable to certain members of the General Partner's Management Board after termination of employment, see Item 6.B, "Directors, senior management and employees – Compensation – Commitments to members of the Management Board for the event of termination of their employment" above. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner's management board, by the Human Resources Committee of the General Partner's supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Rolf A. Classon, William P. Johnston, and Dr. Dieter Schenk.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), and Pascale Witz, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA's Supervisory Board in fulfilling its oversight responsibilities, primarily through:

  •
  overseeing FMC-AG & Co. KGaA's accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control systems;

  •
  overseeing the independence and performance of FMC-AG & Co. KGaA's outside auditors

  •
  overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global healthcare companies, including adherence to our Code of Ethics and Business Conduct;

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

  •
  recommending to the Supervisory Board a candidate as an independent auditor to audit our German statutory financial statements (to be proposed by the Supervisory Board for election by our shareholders at our AGM) and approval of their fees;

  •
  retaining the services of our independent auditors to audit our consolidated financial statements and approval of their fees; and

  •
  pre-approval of all audit and non-audit services performed by our independent auditors.

The Audit and Corporate Governance Committee has also been in charge of conducting the internal investigation described in Item 15B, "Management's annual report on internal control over financial reporting."

In 2005, we established a joint committee (the "Joint Committee") (Gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members, two of which are members of the supervisory board of the General Partner, Management AG, designated by the General Partner, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Dr. Gerd Krick and Stephan Sturm. The two members from our Supervisory Board are Rolf A. Classon and William P. Johnston. The Joint Committee advises on and approves certain extraordinary management measures, including:

  •
  transactions between us and Fresenius SE and its subsidiaries if considerable importance is attributed to them and the value exceeds 0.25% of our consolidated revenue, and

  •
  acquisitions and sales of significant participations and parts of companies, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is "significant" for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Dr. Dieter Schenk (Vice Chairman) and Rolf A. Classon.

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee, whose members are currently Rolf A. Classon (Chairman), William P. Johnston (Vice Chairman) and Dr. Dieter Schenk. The primary function of this committee is to assist and to represent the supervisory board in fulfilling its responsibilities, primarily through assessing the Company's affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the international regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick and Dr. Dieter Schenk.

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, "Corporate governance."

D.    Employees

At December 31, 2018, we had 112,658 employees (full-time equivalents) as compared to 114,000 at December 31, 2017, and 109,319 at December 31, 2016. The decrease in 2018 was mainly due to the divestiture of Sound which overshadowed the overall growth in our business. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	2018	2017	2016
North America
Health care service	54,374	57,098	55,653
Health care products	1,217	1,167	1,139

	55,591	58,265	56,792

Europe/Middle East/ Africa
Health care service	15,895	15,214	14,597
Health care products	3,763	3,689	3,469

	19,658	18,903	18,066

Asia-Pacific
Health care service	8,444	7,910	7,082
Health care products	2,383	2,207	2,039

	10,827	10,117	9,121

Latin America
Health care service	8,255	8,581	8,332
Health care products	1,032	935	869

	9,287	9,516	9,201

Corporate(1)	17,295	17,199	16,139
Total Company	112,658	114,000	109,319

(1)
Including the divisions Global Manufacturing and Quality as well as Global Research and Development.

We are members of the Chemical Industry Employers Association for most sites in Germany and we are bound by union agreements negotiated by the employer's association with the respective union representatives. We generally apply the principles of the association and the related union agreements also for those sites and legal entities where we are not members. These collective bargaining agreements cover all so-called "tariff" employees. We are also party to shop agreements on workplace-related issues, negotiated with works councils at individual facilities that relate to those facilities. In addition, approximately 2% of our U.S. employees are covered by collective bargaining agreements. During the last three fiscal years, we have not suffered any protracted labor-related work disruptions.

E.    Share ownership

As of December 31, 2018, no member of the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares. See Item 6.B, "Directors, senior management and employees – Compensation". Additionally, stock option and other share based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in this report.

Item 7.    Major shareholders and related party transactions

A.    Major shareholders

Security ownership of certain beneficial owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depositary Receipt ("ADR") form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns.

Since we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become "beneficial owners" of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

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

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or "WpHG"), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company's outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold). For threshold notifications furnished to us by third parties please see note 17 in the notes to the consolidated financial statements included in this report.

We have been informed that as of February 11, 2019, Fresenius SE owned 94,380,382, 30.75% of our shares. As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16G, "Corporate governance – Supervisory Board." Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

According to a Schedule 13G filed by BlackRock, Inc. on February 4, 2019, the various BlackRock entities named in the Schedule 13G are the beneficial owners of a total of 19,847,628 shares, or 6.4% of our shares.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2018, 21,185,060 ADSs, each representing one half of a share, were held of record by 2,827 U.S. holders. For more information regarding ADRs and ADSs see Item 10B, "Articles of Association – Description of American depositary receipts."

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

The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.30% of the Fresenius SE ordinary shares. See Item 7.B, "Related party transactions – Other interests," below.

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

Real property leases

For information with respect to our principal properties, see "Item 4.D. Property, plant and equipment." For discussion of related party leases, see Item 6B, "Directors, senior management and employees – Compensation" and note 5 of the notes to the consolidated financial statements included in this report.

Trademarks

Fresenius SE continues to own the name and mark "Fresenius" and its "F" logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries (hereinafter referred to as "D-GmbH"), have entered into agreements containing the following provisions. Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use "Fresenius Medical Care" in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the "Fresenius Medical Care" name as a trade name, in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

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

We and our affiliates have the right to use "Fresenius Medical Care" as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use "Fresenius" or the "F" logo as a trademark or service mark, except that it is permitted to use "Fresenius" in combination with one or more additional words such as "Pharma Home Care" as a service mark in connection with its home care business and may use the "F" logo as a service mark with the consent of D-GmbH. D-GmbH will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use "Fresenius" as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names.

Other intellectual property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to D-GmbH, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. D-GmbH and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either D-GmbH or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to D-GmbH the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE's dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where D-GmbH acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, D-GmbH licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to D-GmbH exclusively in the renal business and non-exclusively in all other fields.

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

General Partner reimbursement

For information on General Partner reimbursement please see, Item 16G, "Corporate Governance – The Legal Structure of FMC-AG & Co. KGaA" below as well as note 5 of the notes to the consolidated financial statements included in this report.

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

8.A.8. Dividend policy

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA's prior year's retained earnings (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

The General Partner and our Supervisory Board propose dividends to the AGM and the AGM approves dividends. The dividends are paid in respect of the fiscal year preceding the respective AGM. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were made in the years shown in the table. They relate to the results of operations in the year preceding the payment.

	2018	2017	2016
Per share amount	€1.06	€0.96	€0.80

For the proposed dividend for 2018 payable in 2019, see Item 5. IV. "Operation and financial review and prospects – Financial position – Net cash provided by (used in) financing activities" and note 31 in our notes to the consolidated financial statements included in this report.

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

ADSs representing the Ordinary Shares of Fresenius Medical Care AG had been listed on the New York Stock Exchange ("NYSE") since October 1, 1996. Trading in the ADSs representing the Ordinary Shares of FMC-AG & Co.,KGaA on the NYSE, under the symbol FMS, commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the "Depositary").

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

As of February 11, 2019, the closing price for shares traded on XETRA was €65.72.

Price per share of FME:GR
in €
		High	Low
2019	January	64.36	55.58
2018	December	73.78	56.64
	November	75.62	66.30
	October	91.42	68.92
	September	89.66	85.80
	August	91.24	83.64
2018	Fourth quarter	91.42	56.64
	Third quarter	91.24	82.38
	Second quarter	88.50	80.90
	First quarter	93.00	79.40
2017	Fourth quarter	88.57	80.88
	Third quarter	85.94	76.53
	Second quarter	88.90	77.97
	First quarter	82.20	74.69
2018	Annual	93.00	56.64
2017	Annual	88.90	74.69
2016	Annual	85.65	71.62
2015	Annual	83.13	60.57
2014	Annual	61.85	47.15

Trading on the New York Stock Exchange

As of February 11, 2019, the closing price for the ADSs traded on the NYSE was $36.91 (€32.75).

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE.

Price per share of FMS.US
in $
		High	Low
2019	January	36.74	31.10
2018	December	41.89	31.30
	November	43.17	37.53
	October	52.82	38.92
	September	52.19	50.00
	August	53.37	47.56
2018	Fourth quarter	52.82	31.30
	Third quarter	53.37	47.56
	Second quarter	52.78	49.17
	First quarter	57.51	49.78
2017	Fourth quarter	52.72	47.74
	Third quarter	49.48	44.95
	Second quarter	49.90	41.50
	First quarter	42.74	39.70
2018	Annual	57.51	31.30
2017	Annual	52.72	39.70
2016	Annual	47.43	38.37
2015	Annual	45.72	35.96
2014	Annual	37.63	32.06

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

The following summary of the material provisions of our Articles of Association (Satzung) is qualified in its entirety by reference to the complete text of our Articles of Association. An English convenience translation of our Articles of Association has been filed with the Securities and Exchange Commission and can also be found on our website under www.freseniusmedicalcare.com. For a summary of certain other provisions of our Articles of Association relating to management by our General Partner and required ownership of our share capital by the shareholder of our general partner, See Item 16G, "Corporate Governance – The Articles of Association of FMC-AG & Co. KGaA."

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

General information regarding our share capital

As of February 11, 2019, our share capital consists of 306,878,701 outstanding bearer shares, excluding treasury we held, without par value (Stückaktien) and a nominal value of €1.00 each. Our share capital has been fully paid in.

All shares of FMC-AG & Co. KGaA are in bearer form (Inhaberaktien). Our shares are deposited as share certificates in global form (Sammelurkunden) with Clearstream Banking AG, Frankfurt am Main, Germany. Shareholders are not entitled to share certificates with respect to their individual shareholdings. All shares of FMC-AG & Co. KGaA are freely transferable, subject to any restrictions imposed by applicable securities laws. Holders of our shares are not liable for capital calls.

General provisions on increasing the capital of stock corporations and partnerships limited by shares

Information on the capital stock, authorized capital, conditional capital and treasury shares is included in note 17 of the notes to the consolidated financial statements included in this report.

Voting rights

Each share entitles the holder thereof to one vote at AGMs of shareholders of FMC-AG & Co. KGaA. Resolutions are passed at annual and extraordinary general meetings of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our Articles of Association. Fresenius SE, as the sole shareholder of our General Partner, is not entitled to vote its own or any other shareholder's shares in the election or removal of members of our Supervisory Board, the approval of the acts of the General Partner and members of the Supervisory Board (Entlastung), the appointment of special auditors, the assertion of claims for damages against the General Partner, the waiver of claims for damages and the election of auditors. In the case of resolutions regarding such matters, Fresenius SE's voting rights may not be exercised by any other person. For information regarding the intervals at which members of our Supervisory Board stand for election, see Item 6A, "Directors, senior management and employees – Directors and senior management – The Supervisory Board of FMC-AG & Co. KGaA." The General Partner has a de facto veto over some resolutions adopted by shareholders. See Item 16G – "Corporate governance."

Dividend rights

Under German law, dividends may only be paid from our balance sheet profits (Bilanzgewinn) as determined by our unconsolidated annual financial statements as approved by our AGM and by our General Partner. Unlike our consolidated annual financial statements, which are prepared on the basis of IFRS, the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our shares that are entitled to dividend payments are held in a clearing system, the dividends will be distributed in accordance with the rules of the individual clearing system. We will publish notice of the dividends to be paid and the appointment of the paying agent or agents for this purpose in the German Federal Gazette (Bundesanzeiger).

In the case of holders of ADRs, the depositary will receive all cash dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend. See "Description of American depositary receipts – Share dividends and Other Distributions."

For the dividend for 2018 payable in 2019 that our General Partner's Management Board will propose to the shareholders at our AGM on May 16, 2019, as well as information regarding dividends paid in prior years, see Item 3A, "Key Information – Selected Financial Data" and Item 5, "IV: Financial position – Net cash provided by (used in) financing activities."

Liquidation rights

We may be dissolved by a resolution of our general meeting of shareholders passed with a majority of at least three quarters of our share capital represented at such general meeting and with the approval of the General Partner. In accordance with the AktG. In such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder.

Pre-emption rights

Under the AktG, each shareholder in a stock corporation or partnership limited by shares has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of that company. Generally, such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period for the offer. Our general meeting of shareholders may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at such general meeting of shareholders. In addition, an exclusion of pre-emption rights requires a report by the General Partner justifying the exclusion by explaining why the interest of FMC-AG & Co. KGaA in excluding the pre-emption rights outweighs our shareholders' interests in receiving such rights. However, such justification is in principle not required for any issue of new shares if we increase our share capital against contributions in cash, the amount of the capital increase does not exceed 10% of our existing share capital, and the issue price of the new shares is not significantly lower than the price for the shares quoted on a stock exchange.

Exclusion of minority shareholders

Under the provisions of Sections 327a et seq. of the AktG concerning squeeze-outs, a shareholder who owns 95% of the issued share capital (a "principal shareholder") may request that the general meeting of shareholders of a stock corporation or a partnership limited by shares resolve to transfer the shares of the minority shareholders to the principal shareholder in return for adequate cash compensation. The amount of cash compensation to be paid to the minority shareholders must take account of the issuer's financial condition at the time the resolution is passed. The full value of the issuer, which is usually calculated using the capitalization of earnings method (Ertragswertmethode), is decisive for determining the compensation amount.

In addition to the provisions for squeeze-outs of minority shareholders, Sections 319 et seq. of the AktG provide for the integration of stock corporations. In contrast to the squeeze-out of minority shareholders, integration is only possible when the future principal company is a stock corporation with a statutory seat in Germany. A partnership limited by shares cannot be integrated into another company in accordance with Sections 319 et seq. of the AktG.

Annual general meeting

Our AGM must be held within the first eight months of each fiscal year at the location of FMC-AG & Co. KGaA's registered office, or in a German city where a stock exchange is situated or at the location of a registered office of a domestic affiliated company. To attend the AGM and exercise voting rights, shareholders must register for the AGM and prove ownership of shares. The relevant reporting date is the beginning of the 21st day prior to the AGM. The Invitation and Agenda for our AGM that we publish includes information regarding how to comply with these requirements.

Amendments to the Articles of Association

An amendment to our Articles of Association requires both a simple majority of the votes cast and a voting majority of at least 75% of the shares entitled to vote represented at the general meeting of shareholders as well as the approval of the General Partner. The Supervisory Board of FMC-AG & Co. KGaA has been granted the authority to make amendments to the Articles of Association that relate solely to the wording (Fassungsänderungen).

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

  •
  Shares.  If we make a distribution in shares, the depositary may deliver additional ADSs to represent the distributed shares, unless the number of shares represented by our ADSs is adjusted in connection with the distribution. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADS holders otherwise entitled to receive fractional ADSs. The depositary may withhold any such delivery of ADSs if it has not received satisfactory assurances from us that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act.

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

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADS holders.

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

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders. The methodology used to determine exchange rates used in currency conversions is available upon request from the depositary. There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of these transactions can be completed within a specified time period.

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

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant claiming to be acting on behalf of an ADS registered holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS registered holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

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

The depositary may restrict the withdrawal of deposited securities only in connection with:

  •
  temporary delays caused by closing our transfer books or those of the depositary, or the deposit of shares in connection with voting at a general meeting of shareholders', or the payment of dividends,

  •
  the payment of fees, taxes and similar charges, or

  •
  compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may release ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares of the ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (3) the depositary must be able to close out the pre-release on not more than five business days' notice. Under the deposit agreement, the number of ADSs that may be outstanding at any time as a result of pre-release will not normally exceed thirty percent (30%), although the depositary may change or disregard the limit from time to time, if it thinks it is appropriate to do so.

The depositary may retain for its own account any compensation received by it in connection with a pre-release of ADSs.

Voting rights

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of general meetings of shareholders' and arrange to deliver our voting materials to you if we ask it to do so. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to German law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct or as described below.

We will include in voting materials distributed to ADS holders that date by which their voting instruments must be received by the depositary. However, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming general meeting of shareholders' in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

If (i) we timely ask the depositary to solicit your voting instructions, (ii) the depositary receives a recommendation as to how to vote from the custodian pursuant to the AktG before it mails voting materials to ADS holders and (iii) the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to the custodian to vote the number of deposited securities represented by your ADSs in accordance with the custodian's recommendation. The depositary will give a discretionary proxy in those circumstances with respect to each question covered by the recommendation unless we notify the depositary that:

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

Termination of the deposit agreement

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice of termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders. Termination will be effective 60 days following the notice date if a successor depositary has not been appointed and accepted its appointment.

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

At the present time, Germany, in principle, does not restrict the export or import of capital. However, certain restrictions on transactions based on so-called "restrictive measures", i.e. sanctions, international embargos or terror prevention resolutions concerning for example but not limited to the People's Republic of Korea, Russia, Crimea/Sevastopol or Syria are in place. Restrictions of this nature are adopted at the EU level and, where required, implemented by the German national authorities. Furthermore, the Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie) may review and restrict or prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company with residency outside of the European Union and the European Free Trade Area if such acquisition constitutes a sufficiently serious threat to the public security or order. This provision is also applicable on other means of acquisitions, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain exceptions (e.g. payments for the import, export or transfer of goods), any payment received from/for account of or made to/for account of an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). Specific reporting requirements apply if reports must be lodged for transit trade transactions (relating, inter alia, to the designation of the good) and in case the resident operates a maritime shipping company. In addition, residents (excluding natural persons, monetary financial institutions, investment stock corporations and capital management companies regarding the claims and liabilities of their investment funds) must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 M at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, exceed €500 M at the end of the quarter. Further, in principle, residents must report yearly the value (Stand) of the assets (Vermögen) (i) of non-resident companies in which either 10% or more of the shares or of the voting rights in a company are to be attributed to the resident, (ii) of non-resident companies if more than 50% of the shares or of the voting rights are to be attributed to one or more non-resident companies which are controlled by the resident, and (iii) of the resident's non-resident branch offices and permanent establishments of a domestic company, and the assets which are ascribed to foreign branches and permanent establishments of a foreign company which fulfils the conditions mentioned under (ii). Likewise, equivalent to the conditions described with regard to assets of German residents abroad, residents must report yearly the value of the assets of foreigners in Germany.

There are no limitations imposed by German law or our Articles of Association (Satzung) on the right of a non-resident to hold our shares or the ADSs evidencing shares.

E.    Taxation

U.S. and German tax consequences of holding ADSs

The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all potential German tax and U.S. federal income tax consequences relating to the ownership and disposition of ADSs of the Company. Each holder of ADSs should consult its own tax advisors with respect to the particular German and U.S. federal income tax consequences of the ownership and disposition of ADSs in light of its particular circumstances, including the application of the German and U.S. federal income tax considerations discussed below, as well as the application of state, local, foreign or other laws.

This summary is based on the current tax laws of Germany and the United States, including the current "Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to Certain Other Taxes", as amended through the 2006 Protocol to the conventions which entered into force on December 28, 2007 (the "Treaty"). The 2006 Protocol is effective in respect of withholding taxes for amounts paid on or after January 1, 2007. Changes related to other taxes on income became effective on January 1, 2008.

German taxation

For German tax purposes, a holder of ADSs is generally treated as the economic owner of the underlying shares and, therefore, is generally treated as a shareholder of the Company (Federal Ministry of Finance circular dated May 24, 2013) for tax purposes. Differences may, however, apply when the holder of the ADSs seeks to obtain treaty relief from dividend withholding tax in Germany (e.g., in terms of requirements to provide evidence regarding the actual ownership of the ADS and entitlement to economic ownership in the underlying shares).

Tax treatment of dividends

Dividend distributions by German corporations paid to resident and non-resident shareholders are generally subject to dividend withholding tax at a rate of 25% (plus solidarity surcharge). The tax withholding obligation in general applies regardless of whether and, if so, to what extent the dividend is exempt from tax at the shareholder's level.

For non-resident shareholders, the withholding tax rate of 25% may be reduced up to 0%, e.g. on the basis of a double tax treaty. For corporate non-German holders, forty percent (40%) of the withheld and remitted withholding tax may be refunded upon application at the German Federal Tax Office (at the address noted below), which would generally result in a net dividend tax of 15% (plus solidarity surcharge). The entitlement of corporate non-German holders to further reductions of the withholding tax under an applicable income tax treaty remains unaffected. A partial refund of this withholding tax can be obtained by U.S. Holders under the Treaty (see discussion below). Foreign corporations will generally have to meet certain activity or substance criteria defined by applicable law in order to receive an exemption from or a (partial) refund of German dividend withholding tax.

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

Refund procedures

To claim a refund under the Treaty, the U.S. Holder, as defined below, must submit an application for refund to the German tax authorities, with the original bank voucher, or certified copy thereof issued by the paying entity documenting the tax withheld or a withholding tax certificate (Steuerbescheinigung), as the case may be, within four years from the end of the calendar year in which the dividend is received.

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

German Gift or Inheritance Tax; Other German taxes

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

United States taxation

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of the ADSs by a U.S. Holder (as defined below) who holds ADSs as capital assets. The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all of the potential U.S. tax consequences of holding ADSs of the Company. In particular, this discussion does not address all of the tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special tax rules, such as insurance companies, regulated investment companies, real estate investment trusts, grantor trusts, traders that have elected the "mark-to-market" method of accounting, a U.S. expatriate within the meaning of Sections 877 or 877A of the Code, tax-exempt entities (including a private foundation, an "individual retirement account" or a Roth IRA), persons who own 10% or more, by vote, of the equity of the Company for U.S. federal income tax purposes, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, and financial institutions and dealers in securities. Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition, ownership or disposition of ADSs. U.S. Holders should consult their tax advisors regarding U.S. federal, state and local tax consequences of owning and disposing of ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Internal Revenue Service ("IRS") rulings and pronouncements, judicial decisions, and income tax treaties to which the U.S. is a party, all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect.

For purposes of this discussion, a "U.S. Holder" is a beneficial owner of ADSs that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States; (2) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and one or more U.S. persons control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ADSs, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ADSs that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of ADSs.

Ownership of ADSs in general

For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the shares represented by such ADSs. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for German taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Tax treatment of dividends

Subject to the discussion below under "Passive foreign investment company considerations," a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the U.S. dollar value of the gross amount of such distribution (before reduction for any German withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder's pro rata share of the Company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of the Company's current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's ADSs, the remainder will be taxed as capital gain.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at a maximum rate of 20% (rather than the higher rates of tax generally applicable to items of ordinary income, the maximum of which is 37% for tax years beginning after December 31, 2017), provided that the ADSs in respect of which such dividend is paid have been held for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date and certain other requirements are met. Periods during which you hedge a position in our ADSs or related property may not count for purposes of the holding period test. The dividends would also not be eligible for the lower rate if you elect to take dividends into account as investment income for purposes of limitations on deductions for investment income. Provided (i) the ADSs of the Company are regularly tradable on the NYSE (or certain other stock exchanges) or the Company qualifies for benefits under the income tax treaty between the U.S. and Germany and (ii) the Company is not a passive foreign investment company (discussed below), the Company will be treated as a qualified foreign corporation for this purpose. This reduced rate will not be available in all situations, and U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

For U.S. federal income tax purposes, U.S. Holders are subject to tax on dividends paid by German corporations, which may qualify for a foreign tax credit for certain German income taxes paid. A corporate U.S. Holder will generally not be eligible for the "dividends-received deduction" under Section 243 of the Code with respect to such dividends.

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

The U.S. dollar value of any distribution on the ADSs made in Euros generally should be calculated by reference to the spot exchange rate between the U.S. dollar and the Euro in effect on the date the distribution is actually or constructively received by the U.S. Holder regardless of whether the Euros so received are in fact converted into U.S. dollars. A U.S. Holder who receives payment in Euros and converts those Euros into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

Taxation of capital gains

Subject to the discussion below under "Passive foreign investment company considerations", upon a sale, exchange, or other disposition of the ADSs, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the ADSs. Such gain or loss will generally be capital gain or loss if the ADSs are held by the U.S. Holder as a capital asset, and will be long-term capital gain or loss if the U.S. Holder's holding period for the ADSs exceeds one year. Individual U.S. Holders are generally taxed at a maximum 20% rate on net long-term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any German tax imposed on a sale or other disposition of ADSs.

In the case of a cash-basis U.S. Holder who receives Euros in connection with the sale or other disposition of ADSs, the amount realized will be calculated based on the U.S. dollar value of the Euros received as determined by reference to the spot rate in effect on the settlement date of such exchange. A U.S. Holder who receives payment in Euros and converts Euros into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have foreign currency exchange gain or loss that would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes.

An accrual-basis U.S. Holder may elect the same treatment required of cash-basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual-basis U.S. Holder does not elect to be treated as a cash-basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit purposes. However, if foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, a cash-basis or electing accrual-basis U.S. Holder should not recognize any gain or loss on such conversion.

Taxation of foreign currency gains upon refund of German withholding taxes

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

Passive foreign investment company considerations

Special adverse U.S. federal income tax rules apply to U.S. Holders owning shares of a Passive Foreign Investment Company ("PFIC"). In general, if you are a U.S. Holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

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

Tax on net investment income

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates, or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gain from the sale, exchange or other disposition of their ADSs.

United States information reporting and backup withholding

Dividends paid on, and proceeds on a sale or other dispositions of, ADSs paid to a U.S. Holder within the United States or through U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a current rate of 24% unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on IRS Form W-9) that no loss of exemption from backup withholding has occurred.

Backup withholding tax is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders are generally not subject to backup withholding. However, a non-U.S. Holder may be required to provide a certification (generally on IRS Form W-8BEN or W-8BEN-E) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary in order to establish its exemption from backup withholding.

Individuals who are U.S. Holders, and who hold "specified foreign financial assets" (as defined in section 6038D of the Code), including debt or ordinary shares of a non-U.S. corporation that are held for investment and not held in an account maintained by a financial institution whose aggregate value exceeds certain thresholds during the tax year, may be required to attach to their tax returns for the year certain specified information. An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations may not close before such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules.

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

H.    Documents on display

We file periodic reports and information with the Securities and Exchange Commission and the New York Stock Exchange. You may obtain copies of these reports without charge from the Internet site maintained by the Securities and Exchange Commission which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange

Commission. The Securities and Exchange Commission's World Wide Web address is http://www.sec.gov. You can also obtain copies of these reports from our own web site, www.freseniusmedicalcare.com.

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

  •
  the availability of financing.

As permitted by the Instruction to Item 11, the information required by this Item is contained in note 23 of our consolidated financial statements and is incorporated by this reference in response to this Item. We also enter in non-speculative derivative contracts to hedge these risks which are also discussed in detail in note 23. Additional information related to interest rates is discussed in note 14.

Additional factors

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. See Item 3.D, "Key information – Risk factors." Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement rates

Approximately 33% of our worldwide revenue for 2018 was for services rendered to patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company's revenues, profitability and financial condition. See Item 4.B, "Information on the Company – Business overview – Regulatory and legal matters – Reimbursement" and "– Health care reform."

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

The following additional charges shall be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADRs), whichever is applicable:

  •
  a fee of $0.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

  •
  a fee of $0.05 per ADS (or portion thereof) per year for services performed by the depositary in administering our ADS program (which fee shall be assessed against holders of ADSs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

  •
  any other charge payable by any of the depositary or the custodian, any of the depositary's or custodian's agents, or the agents of the depositary's or custodian's agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADSs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

  •
  a fee for the distribution of securities or of rights where the depositary will not exercise or sell those rights on behalf of holders (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

  •
  stock transfer or other taxes and other governmental charges;

  •
  cable, (including SWIFT) and facsimile transmission and delivery charges as are expressly provided for in the deposit agreement;

  •
  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

  •
  expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

The depositary may collect any of its fees by deduction from any cash distribution payable, or by selling a portion of any securities to be distributed, to holders that are obligated to pay those fees. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. The depositary may own and deal in any class of securities of the Company and its affiliates and in the ADSs.

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

D.4. Amounts payable by the depositary to the Company

Under the fee agreement between us and Bank of New York Mellon, the depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for the program's continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial statements, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, telephone calls and legal fees. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotion activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2018, there were no reimbursement payments initiated by the depositary for such fees and expenses.

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

As of December 31, 2018, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2018 is effective.

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

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company's Supervisory Board, through its Audit and Corporate Governance Committee, conducted investigations with the assistance of independent counsel. In a continuing dialogue, the Company voluntarily advised the Securities and Exchange Commission and the United States Department of Justice (collectively and interchangeably the "government") about these investigations. The government also conducted its own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the government, and took remedial actions including employee disciplinary actions with respect to, conduct that resulted in the government seeking monetary penalties and other remedies against the Company and disgorgement of related profits revolving principally around conduct in the Company's products business in a limited number of countries outside the United States.

The Company recorded charges of €200 M in 2017 and €77 M in 2018 encompassing estimates for the government's claims for profit disgorgement, penalties, certain legal expenses, and other related costs or asset impairments believed likely to be necessary for full and final resolution, by litigation or settlement, of the claims and issues arising from the investigation. The increase recorded in 2018 took into consideration preliminary understandings with the government on the financial terms of a potential settlement. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totals €224 M as of December 31, 2018.

The Company has reached an agreement in principle with the government agencies encompassing the terms understood to be necessary for settlement. The Company believes that the previously-recorded charge appropriately accounts for the consequences of the resolution as related to its financial statements. The agreement in principle remains subject to memorialization in fully integrated documents and final approval by authorized officials of the government and the Company.

The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

Management's assessment of the effectiveness of its internal control over financial reporting as of December 31, 2018, is stated in its report included on page F-2.

Item 15C.    Attestation report of the registered public accounting firm

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by KPMG, an independent registered public accounting firm, as stated in their report included on page F-5.

Item 15D.    Changes in internal control over financial reporting

There have been no changes in the Company's internal control over financial reporting that occurred during fiscal year 2018, which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Item 16A.    Audit committee financial expert

Our Supervisory Board has determined that each of Mr. William P. Johnston and Mr. Rolf A. Classon qualifies as an audit committee financial expert and is "independent" as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

Item 16B.    Code of ethics

Our Management Board adopted, through our worldwide compliance program, a code of ethics, titled the Code of Ethics and Business Conduct, which as adopted applies to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. A copy of the Company's Code of Business Conduct is available on our website under "About Us – Responsibility" at: https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/About_us/Responsibility/Br_Code_of_Ethics_en.pdf

Item 16C.    Principal accountant fees and services.

During the AGM held on May 17, 2018, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2018 fiscal year. For the fees billed by KPMG see note 29 of the notes to the consolidated financial statements included in this report.

Audit Committee's pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with IFRS. Our Supervisory Board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to election by our shareholders at our AGM in accordance with German law.

Our financial statements are also included in registration statements and reports that we file with the SEC. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in "Item 6C. Directors, senior management and employees – Board practices."

Fresenius Medical Care AG's audit committee also adopted a policy requiring management to obtain the committee's approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors as well as provides for additional approval requirements based on fee amount.

The General Partner's Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. Services that are not included in the catalog or are included but exceed applicable fee levels are passed on either to the chairman of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. In addition, the Audit and Corporate Governance Committee is informed about all approvals on a quarterly basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or would be inconsistent with maintaining the auditors' independence.

During 2018, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.190 M (€0.161 M).

Item 16D.    Exemptions from the listing standards for audit committees

Not applicable.

Item 16E.    Purchase of equity securities by the issuer and affiliated purchasers

Please see note 17 for information on our share buyback programs and subsequent partial retirement of these shares as well as the columnar format required by Item 16E regarding the share buyback program purchases made in the fiscal year. The repurchase programs disclosed in note 17 were terminated on the last day that purchases for the applicable program were made. The authorization granted by our Annual General Meeting on May 12, 2016 remains in effect until May 11, 2021.

Item 16F.    Change in registrant's certifying accountant

Not applicable.

Item 16G.    Corporate governance

Introduction

ADSs representing our shares are listed on the NYSE. However, because we are a "foreign private issuer," as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE's Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with "say-on-pay" and "say-on-when" advisory votes related to the compensation of certain executive officers, are implemented through the SEC's proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made. See Item 6.B, "Directors, senior management and employees – Compensation – Compensation of the Management Board." Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements for pay ratio disclosure and a proposal for disclosure of the relationship between executive compensation actually paid and a registrant's financial performance issued in 2015 but currently on the SEC's "long-term actions" agenda without a target date for adoption) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law. In 2015 the SEC also issued its proposed compensation "clawback" rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. Although not withdrawn, that proposal is also on the SEC's "long-term actions" agenda. Under the terms and conditions of our LTIP 2016 plan (see Item 6.B., "Directors, senior management and employees – Compensation"), and the employment contracts concluded with individual members of the Management Board as from January 1, 2018, the Company is entitled to reclaim previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct. If the SEC's proposed clawback rule is eventually adopted as proposed, requirements of that rule would apply to both U.S. domestic and foreign private issuers and would impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or "MitBestG") and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. The discussion below provides certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner.

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

A KGaA's corporate bodies are its general partner, its supervisory board and the general meeting of shareholders. General partners may, but are not required to, hold shares of the KGaA. General partners are personally liable for the liabilities of the KGaA in relations with third parties subject, in the case of corporate general partners, to applicable limits on liability of corporations generally.

Management and oversight

The management structure of FMC-AG & Co. KGaA is illustrated as follows:

General Partner

Management AG, as our sole General Partner, conducts the business of FMC-AG & Co. KGaA and represents it in external relations. Management AG was incorporated on April 8, 2005 and registered with the commercial register in Hof an der Saale on May 10, 2005. The registered share capital of Management AG is €3.0 M. The General Partner receives annual compensation amounting to 4% of its capital for assuming liability as the general partner and the management of FMC-AG & Co. KGaA as well as reimbursement for all outlays in connection with conducting the business of the Company, including the remuneration of members of the General Partner's Management Board and its supervisory board. See "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company."

The position of the general partners in a KGaA is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding material resolutions adopted by the KGaA's general meeting and (iii) the independence of general partners from the influence of the KGaA shareholders as a collective body (See "General meeting", below). Because Fresenius SE is the sole shareholder of Management AG, Fresenius SE has the sole power to elect the supervisory board of Management AG which appoints, supervises and consults the members of the Management Board of Management AG, who act for the General Partner in conducting the company's business in accordance with the rules of procedure adopted by the General Partner's supervisory board.

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

Under certain conditions, which we believe are not applicable to FMC-AG & Co. KGaA, a supervisory board is required to include employee representatives ("Codetermination"). A proceeding has been initiated by a shareholder seeking to require that we implement Codetermination. Both the Regional Court (Landericht) of Nuremburg/Fürth and the Higher Regional Court (Oberlandesgericht) of Munich have rejected the motion. The decisions of both courts confirm that we are not subject to Codetermination. Supervisory board members may hold offices on both supervisory boards, the supervisory board of a KGaA and of its general partner.

Three of the five current members of the FMC-AG & Co. KGaA supervisory board are also members of the supervisory board of Management AG. See Item 6.A, "Directors, senior management and employees – Directors and senior management – The General Partner's Supervisory Board." Shares in the KGaA held by the General Partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA's Supervisory Board members.

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

General meeting

The general meeting is the resolution body of the KGaA shareholders. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a company-nominated proxy acting on their instructions. Among other matters, the AGM of a KGaA approves its annual financial statements. The internal procedure of the general meeting of a KGaA corresponds to that of the general meeting of an AG. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or proposals for the KGaA's auditors.

Fresenius SE is subject to various bans on voting at general meetings due to its ownership of the shares of the General Partner. Fresenius SE is banned from voting on resolutions concerning the election to and removal from office of the FMC-AG & Co. KGaA Supervisory Board, ratification or discharge (Entlastung) of the actions of the General Partner and members of the Supervisory Board, the appointment of special auditors, the assertion of claims for damages as well as the waiver of claims for damages that fall within the competence of the general meeting, and the election of auditors of the annual financial statements.

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

Under the Articles of Association, possession of the power to control management of the Company through ownership of the General Partner is conditioned upon ownership of a specific minimum portion of the Company's share capital. Under German law, Fresenius SE could significantly reduce its holdings in the Company's share capital while at the same time retaining its de facto control over the Company's management through its ownership of the shares of the General Partner. The Articles of Association of FMC-AG & Co. KGaA require that a parent company shall hold an interest of more than 25% of the share capital of FMC-AG & Co. KGaA. As a result, the General Partner ceases to be the general partner of FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company's share capital. The effect of this provision is that Fresenius SE may not reduce its capital participation in FMC-AG & Co. KGaA below such threshold without causing the withdrawal of the General Partner.

The Articles of Association also provide that the General Partner ceases to be the general partner of FMC-AG & Co. KGaA if the shares of the General Partner are acquired by a person who does not make an offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz or WpÜG) to acquire the shares of the Company's other shareholders within three months of the acquisition of the General Partner. As long as our American Depositary Shares are listed on the NYSE, any such offer would also be subject to regulation under Sections 13 and 14 of the Exchange Act. The obligation of the General Partner's new shareholder to make this offer could have the effect of discouraging a change of control of the Company.

The Articles of Association also permit a transfer of all shares in the General Partner to the Company. In this case the Company will be continued as a so-called "unified KGaA" (Einheits-KGaA), i.e. a KGaA in which the general partner is a wholly-owned subsidiary of the KGaA. Pursuant to the Articles of Association, the control over the General Partner in such a "unified KGaA" would be exercised by the Supervisory Board through its power to appoint the supervisory board of the General Partner. In the event that the General Partner ceases to be the general partner of FMC-AG & Co. KGaA as described above or for other reasons, the Articles of Association provide for continuation of the Company. The Supervisory Board would then be authorized and obligated to admit as a new general partner of the Company a corporation whose shares are fully owned by the Company. Similar to the case in which the Company acquires all shares of the General Partner, a "unified KGaA" would be formed. Upon the coming into existence of a "unified KGaA" (irrespective of the way it has been created), the shareholders of FMC-AG & Co. KGaA would have the right to decide in a general meeting whether to transform the Company into a stock corporation (Aktiengesellschaft); a simple majority of the votes cast would be sufficient for the adoption of the transformation resolution. If the shareholders decline to approve such a transformation, the Company will be continued as a "unified KGaA" with the Supervisory Board exercising the control over the General Partner.

The Articles of Association provide that to the extent that the resolutions of the general meeting are subject to the consent of the general partner, the general partner shall declare or refuse its consent to resolutions adopted by the meeting directly at the general meeting.

The articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a simple majority of the votes cast and an additional qualified majority (of at least 75% of the share capital represented at the vote) and with the consent of the general partner. Therefore, neither the KGaA shareholders nor the general partner(s) can unilaterally amend the articles of association without the consent of the other. Fresenius SE will, however, continue to be able to exert significant influence over amendments to the Articles of Association through its ownership of a significant percentage of the Company's shares, since such amendments require a qualified majority (of at least 75% of the share capital represented at the vote), and a de facto veto over such amendments through its ownership of the General Partner.

Description of the pooling agreement

Prior to the transformation of legal form of FMC-AG to FMC-AG & Co. KGaA, FMC-AG, Fresenius SE and the independent directors (as defined in the pooling agreements referred to below) of FMC-AG were parties to two pooling agreements for the benefit of the holders of our ordinary shares and the holders of our preference shares (other than Fresenius SE and its affiliates). Upon consummation of the transformation in February 2006 and completion of the conversion offer made to holders of our preference shares in connection with the transformation, we entered into a pooling agreement that we believe provides similar benefits for the shareholders of FMC-AG & Co. KGaA. The following is a summary of the material provisions of the pooling agreement which we have entered into with Fresenius SE and the independent directors on the General Partner's supervisory board. The description is qualified in its entirety by the complete text of the pooling agreement, as amended in 2016, a copy of which is on file with the SEC.

The pooling agreement was originally entered into for the benefit of all persons who, from time to time, beneficially own our ordinary shares and our preference shares, including owners of ADSs evidencing such shares, other than Fresenius SE and its affiliates or their agents and representatives. Beneficial ownership is determined in accordance with the beneficial ownership rules of the SEC. Upon completion of the mandatory exchange of our remaining outstanding preference shares for ordinary shares in 2013, our share capital consists solely of ordinary shares.

Under the pooling agreement, no less than one-third of the supervisory board of Management AG, the general partner of FMC-AG & Co. KGaA, must be independent directors, and there must be at least two independent directors. Independent directors on the General Partner's supervisory board are persons without a substantial business or professional relationship with us, Fresenius SE, or any affiliate of either, other than as a member of the Supervisory Board or as a member of the supervisory board of Management AG. The provisions of the pooling agreement relating to independent directors are in addition to the requirement of Rule 10A-3 under the Exchange Act that our audit committee be composed solely of independent directors as defined in that rule. We have identified the members of Management AG's supervisory board who are independent for purposes of our pooling agreement in Item 6.B., "Directors, senior management and employees – The General Partner's Supervisory Board."

Additionally, under the pooling agreement, we, our affiliates, Management AG and Fresenius SE, as well as their affiliates, must comply with all provisions of German law regarding: any merger, consolidation, sale of all or substantially all assets, recapitalization, other business combination, liquidation or other similar action not in the ordinary course of our business, any issuance of shares of our voting capital stock representing more than 10% of our total voting capital stock outstanding, and any amendment to our articles of association which adversely affects any holder of ordinary shares.

Lastly, we and Management AG and Fresenius SE have agreed that while the pooling agreement is in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, Management AG or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 M for each individual transaction or contract, or a related series of transactions or contracts, though restrictions apply with regards to agreements included in previously approved business plans.

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

Term

The pooling agreement will terminate if:

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

Amendment

FMC-AG & Co. KGaA and a majority of the independent directors on the General Partner's supervisory board may amend the pooling agreement, provided, that beneficial owners of 75% of the ordinary shares held by shareholders other than Fresenius SE and its affiliates at a general meeting of shareholders approve such amendment.

Enforcement; governing law

The pooling agreement is governed by New York law and may be enforced in the state and federal courts of New York. The Company and Fresenius SE have confirmed their intention to abide by the terms of the pooling agreement as described above.

Managers' transactions

According to Article 19(1) of the MAR, persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obligated to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin"), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instrument linked thereto no later than three business days after the date of the transaction, once the volume of all transactions conducted within a calendar year exceeds a total amount of €5,000. Persons discharging managerial responsibilities include, inter alia, the members of management and as well as supervisory boards. We make public the information received through these notifications and publish them on our website in accordance with the MAR. Pursuant to Article 19(11) of the MAR, a person discharging managerial responsibilities within an issuer must not either conduct any transactions on its own account or for the account of a third party, directly or indirectly, relating to, inter alia, the shares or debt instruments of the issuer during a closed period of 30 calendar days before the announcement of an interim financial report or a year-end report which the issuer is obliged to make public.

The reporting requirements of Section 16 of the Exchange Act do not apply to the equity securities of a foreign private issuer. Accordingly, the members of the Management Board and supervisory board of the General Partner and of the Supervisory Board of the Company are not subject to these requirements with respect to their ownership of or transactions in our shares, and "short-swing" profit recovery is not available for transactions in our shares. As a foreign private issuer, we are also not subject to rules recently adopted by the SEC that will require U.S. domestic public companies to disclose their practices or policies regarding the ability of their directors, officers or employees (or their respective designees) to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities granted to them as compensation or directly or indirectly held by them.

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

Some of the German Corporate Governance Code's recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board shall specify concrete objectives regarding its composition and shall prepare a profile of competence. The objectives regarding its composition shall, inter alia, also take into account potential conflicts of interest. Further, information shall be provided about what the supervisory board regards as the appropriate number of independent supervisory board members, and the names of those members. Our independent Supervisory Board members within the meaning of the German Corporate Governance Code are Mr. Rolf A. Classon, Mr. William P. Johnston, Prof. Dr. Gregor Zünd and Ms. Pascale Witz. Similarly, if a substantial and not merely temporary conflict of interest between a company and a member of its supervisory board arises, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board shall serve on the supervisory board. The Company's Supervisory Board includes three members who also serve on the supervisory board of the General Partner, two of whom serve on our Audit and Governance Committee and are independent under a specific provision of SEC Rule 10A-3 and NYSE rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively) relating to such dual board service. While we are exempt from both the NYSE requirement to have a majority of independent directors on our Supervisory Board and the independence criteria in the NYSE governance rules in addition to those in the audit committee rule, our pooling agreement requires that at least one-third (but not less than two) members of the General Partner's supervisory board be "independent" within the meaning of the pooling agreement. See Item 6.A, "Directors, senior management and employees – Directors and senior management – The General Partner's Supervisory Board" and "Description of the pooling agreement" above. We are not subject to the disclosure requirements of the SEC proxy rules, which require U.S. issuers to include in SEC filings a discussion of the specific experience, qualifications, attributes or skills that led to directors' inclusion as board members. However, under the German Corporate Governance Code, the composition of the supervisory board has to ensure that its members collectively have the knowledge, skills, and professional expertise required to properly perform all duties.

Recommendations of the German Corporate Governance Code with which we do not currently comply include Code number 4.2.3 paragraph 2 sentence 6 and Code number 4.2.5 paragraph 3 of the German Corporate Governance Code pursuant to which the amount of compensation for Management Board members shall be capped, both overall and for variable compensation components and the maximum and minimum achievable compensation for variable compensation components shall be presented for each individual member of the Management Board in the compensation report by using corresponding model tables. The service agreements with members of the Management Board do not provide for caps regarding specific amounts for all compensation components and accordingly not for caps regarding specific amounts for the overall compensation. The performance-oriented short-term compensation (the variable bonus) is capped. As regards stock options, phantom stock and performance shares as compensation components with long-term incentives, the service agreements with members of the Management Board do provide for a possibility of limitation but not for caps regarding specific amounts. Introducing caps regarding specific amounts in relation to such stock-based compensation components would contradict the basic idea of the members of the Management Board participating appropriately in the economic risks and opportunities of the Company. Instead of that, we pursue a flexible concept considering each individual case. In situations of extraordinary developments in relation to the stock-based compensation which are not related to the performance of the Management Board, the stock-based compensation may be capped. Irrespective thereof, we continue to present the compensation system and the amounts paid to members of the Management Board in the compensation report in a comprehensive and transparent manner. The compensation report includes tables relating to the value of the benefits granted as well as to the allocation in the year under review which follow the structure and largely also the specifications of the model tables.

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

Pursuant to Code number 5.1.2 paragraph 2 sentence 3 of the German Corporate Governance Code, an age limit shall be specified for members of the Management Board. As in the past, we will refrain from determining an age limit for members of the Management Board in the future. Complying with this recommendation would unduly limit the selection of qualified candidates.

Finally, pursuant to Code number 5.4.1 paragraph 2 and paragraph 3 of the German Corporate Governance Code, the Supervisory Board shall specify concrete objectives regarding its composition and shall prepare a profile of competence for the entire Supervisory Board. Within the company-specific situation the composition of the Supervisory Board shall reflect appropriately the international activities of the company, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2, an age limit and a regular limit to Supervisory Board members' term of office, both to be specified, as well as diversity. Proposals by the Supervisory Board to the General Meeting shall take these targets into account, while simultaneously aiming at fulfilling the profile of competence of the entire Supervisory Board. The status of the implementation shall be published in the Corporate Governance Report. These recommendations are partly not met. The composition of the Supervisory Board needs to be aligned to the enterprise's interest and has to ensure the effective supervision and consultation of the Management Board. Hence, it is a matter of principle and of prime importance that each member is suitably qualified. When discussing its election proposals to the General Meeting, the Supervisory Board will take into account the international activities of the enterprise, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2, and diversity, while simultaneously aiming at fulfilling the profile of competence of the entire Supervisory Board. In the enterprise's interest not to limit the selection of qualified candidates in a general way, the Supervisory Board, however, confines itself to pursue self-defined targets for the representation of female Supervisory Board members and particularly refrains from an age limit and from a duration limit on the term of membership. Instead, the Supervisory Board shall also consist of members with long-term experience and thus individuals who are generally older in order to ensure a balanced ratio of Supervisory Board members of diverse age and various terms of membership. Following the necessary detailed preparation, the Supervisory Board has developed the profile of competence for the entire Supervisory Board and resolved upon it on March 14, 2018. Since then, the Supervisory Board takes into consideration such profile of competence when discussing its election proposals to the General Meeting, and the respective recommendations pursuant to Code number 5.4.1 paragraph 2 sentence 1 and paragraph 4 sentence 1 are thus met.

Pursuant to the act on the equal participation of women and men in executive positions in private companies, the Supervisory Board of Fresenius Medical Care AG & Co. KGaA is required to define targets for the inclusion of women on the Supervisory Board as well as an adequate implementation period to achieve these targets. The Supervisory Board of Fresenius Medical Care AG & Co. KGaA resolved to set the target for women as Supervisory Board members at two until June 30, 2017. By resolution passed on May 9, 2017, the Supervisory Board of Fresenius Medical Care AG & Co. KGaA has set this target at 30% and has defined an implementation period ending on May 10, 2022. As a consequence of Ms. Deborah Doyle McWhinney's resignation from the Supervisory Board effective November 1, 2018, Ms. Pascale Witz is currently the only woman on the Supervisory Board. See Item 6, "Directors, senior management and employees." The Supervisory Board intends to propose to the next General Meeting a woman for election to the Supervisory Board. The legislation does not require that companies in our legal form define targets for women's participation on the Management Board.

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

In contrast to U.S. practice, with one exception, German corporate law does not mandate the creation of specific supervisory board committees, independent or otherwise. In certain cases, German corporations are required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. The AktG provides that the supervisory board may establish, and the German Corporate Governance Code recommends that a supervisory board establish, an audit committee to handle the formal engagement of the company's independent auditors once they have been approved by the general meeting of shareholders. Under the AktG, an audit committee should supervise the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit function as well as the annual auditing, in particular the selection and the independence of the external auditor and the additional services rendered by the external auditor. Pursuant to Section 319a paragraph 3 of the German Commercial Code, the audit committee is responsible for the pre-approval of legally permitted non-audit services by the auditor. Under the German Corporate Governance Code, the audit committee shall – unless another committee is entrusted therewith – also handle, inter alia, the monitoring of the accounting and the accounting process, the effectiveness of the internal control system, the audit and compliance. Most of these functions are also the responsibility of the audit committee under the NYSE and SEC audit committee rules. Our Audit and Corporate Governance Committee within the Supervisory Board, which functions in each of these areas, also serves as our audit committee as required by SEC Rule 10A-3 and the NYSE rules. It is also conducting, with the assistance of independent counsel, an investigation into allegations of conduct in countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws. See "Item 15.B. Management's annual report on internal control over financial reporting" and note 22 of the notes to our consolidated financial statements included in this report.

In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Under the NYSE compensation committee rule, as amended to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors, with independence to be determined considering all relevant factors. Under the NYSE rules, foreign private issuers such as FMC-AG & Co. KGaA continue to be exempt from all requirements to maintain an independent compensation committee. At the present time, we do not maintain a compensation committee. These functions are carried out by our General Partner's supervisory board, as a whole, assisted with respect to compensation matters by its Human Resources Committee. See Item 6.B, "Directors, senior management and employees – Compensation – Compensation of the Management Board" and Item 6.C, "Directors, senior management and employees – Board practices." We have also established a nomination committee and the Joint Committee (Gemeinsamer Ausschuss), the latter being a joint committee of Management AG and FMC-AG & Co. KGaA consisting of two members of each supervisory board to advise and decide on certain extraordinary management measures.

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

Item 19.    Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the "Registrant") is filing the following exhibits:

1.1	Articles of Association (Satzung) of the Registrant (incorporated by reference to Exhibit 1.1 to the Registrant's Report on Form 6-K for the month of August 2016, furnished August 2, 2016).
2.1
Amended and Restated Deposit Agreement dated as of April 30, 2018 between The Bank of New York Mellon and the Registrant relating to ordinary share ADSs (incorporated by reference to Exhibit 2.1 to the Registrant's Report on Form 6-K for the month of May 2018, furnished May 3, 2018).
2.2
Form of American Depositary Receipt for American Depositary Shares representing ordinary shares (incorporated by reference to Exhibit A to the Amended and Restated Deposit Agreement dated as of April 30, 2018 furnished on May 3, 2018).
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

2.10	Form of Note Guarantee for 5 5/8% Senior Notes due 2019 (included in Exhibit 2.13) (incorporated by reference to Exhibit 2.20 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.11
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
2.12
Form of Note Guarantee for 5 7/8% Senior Notes due 2022 (included in Exhibit 2.15) (incorporated by reference to Exhibit 2.22 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
2.13
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
2.16
Form of Note Guarantee for 4.125% Senior Notes due 2020 (included in Exhibit 2.19) (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.17
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
2.18
Form of Note Guarantee for 4.75% Senior Notes due 2024 (included in Exhibit 2.21) ((incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form 6-K for the month of November 2014, furnished November 4, 2014).
2.19
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
2.20
Final Terms dated July 9, 2018 for EUR 500,000,000 Fixed Rate Euro-Denominated Bonds due 2025 (incorporated by reference to Exhibit 2.24 to the Registrant's Report on Form 6-K for the month of October 2018, furnished October 30, 2018).
2.21
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

2.22	Amendment No. 1 dated November 25, 2014 to Credit Agreement (incorporated by reference to Exhibit 2.31 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).
2.23
Amendment No. 2 dated July 11, 2017 to the 2012 Credit Agreement (incorporated by reference to Exhibit 2.34 to the Registrant's Report on Form 6-K for the month of November 2017, furnished November 2, 2017).
2.24
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
2.25
Amendment No. 1 dated December 6, 2016 to Seventh Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 2.30 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).
2.26
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
2.29	Amendment No. 2 dated December 20, 2018 to Seventh Amended and Restated Transfer and Administration Agreement (filed herewith).
2.30	Amendment No. 3 dated December 20, 2018 to Second Amended and Restated Receivables Purchase Agreement (filed herewith).
4.1
Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).
4.2
Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt St. Wendel KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.5 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).
4.3
Trademark License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG. (Incorporated by reference to Exhibit 10.8 to FMC-AG's Registration Statement on Form F-1, Registration No. 333-05922, filed November 16, 1996).
4.4
Technology License Agreement (Biofine) dated September 27, 1996 by and between Fresenius AG and FMC-AG (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 16, 1996).
4.5
Cross-License Agreement dated September 27, 1996 by and between Fresenius AG and FMC-AG (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 of FMC-AG, Registration No. 333-05922, filed November 16, 1996).
4.6
English convenience translation of the Stock Option Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).

4.7	English convenience translation of the Phantom Stock Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).
4.8
English convenience translation of the Fresenius Medical Care & Co. KGaA Long Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.25 of the Registrant's Report on Form 6-K for the month of October, furnished October 27, 2016).
4.09
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
4.10
General Agreement 2013 (mainly related to information technology services) dated May 8, 2013 by and between FMC-AG and Fresenius Netcare GmbH. (incorporated by reference to Exhibit 4.32 to the Registrant's Report on Form 6-K for the month of July 2013, filed July 30, 2013).
4.11
Second Amended and Restated Loan Note dated November 30, 2017, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA or its specified subsidiary as lender (incorporated by reference to Exhibit 4.16 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2017, filed February 27, 2018).
4.12
Stock Purchase and Contribution Agreement dated as of June 13, 2014 by and among Sound Inpatient Physicians, Inc., of Sound Inpatient Holdings, LLC, Sound Inpatient Physicians Holdings, LLC and the Registrant (incorporated by reference to Exhibit 4.28 to the Registrant's Report on Form 6-K for the month of July 2014, furnished July 31, 2014).(1)(2)
4.13
Agreement and Plan of Merger dated April 20, 2018 by and among Ironman Holdco, Inc., Ironman Intermediate Holdco, LLC, Ironman Merger Sub, LLC, Ironman Holdco II, LLC, Ironman Merger Sub II, Inc., Sound Inpatient Physicians Holdings, LLC, Fresenius Medical Care Holdings, Inc., for itself and in its capacity as sellers' representative, and certain managers and joinder parties party thereto (incorporated by reference to Exhibit 4.19 to the Registrant's Report on Form 6-K for the month of May 2018, furnished May 3, 2018).(3)
4.14
Agreement and Plan of Merger, dated as of August 7, 2017, by and among Fresenius Medical Care Holdings, Inc., Broadway Renal Services, Inc., and NxStage Medical, Inc. ("NxStage") (incorporated by reference to Exhibit 2.21 to NxStage's Current Report on Form 8-K dated August 5, 2017, filed August 7, 2017).*
8.1	List of Significant Subsidiaries. Our significant subsidiaries are identified in "Item 4.C. Information on the Company – Organizational structure."
11.1
Code of Business Conduct. A copy of the Registrant's Code of Business Conduct is available on the Registrant's web site at: https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/About_us/Br_Code_of_Ethics_240x175mm_GB_w.pdf
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
14.1	Consent of KPMG, independent registered public accounting firm (filed herewith).

101	The following financial statements as of and for the twelve-month period ended December 31, 2018 from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) notes to consolidated financial statements (filed herewith).

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

(3)
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission; provided, however, that confidential treatment may be requested pursuant to Rule 24b-2 of the Exchange Act for any schedule or exhibit so furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 20, 2019

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

As of December 31, 2018, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment follows the guidance for management of the evaluation of internal controls over financial reporting released by the Securities and Exchange Commission on May 23, 2007. Based on this assessment, management has determined that the Company's internal control over financial reporting is effective as of December 31, 2018.

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

The Company's internal control over financial reporting as of December 31, 2018 has been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report included on page F-4.

Date: February 20, 2019	FRESENIUS MEDICAL CARE AG & CO. KGaA, a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
	By:	/s/ RICE POWELL

	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
	By:	/s/ MICHAEL BROSNAN

	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of
Fresenius Medical Care AG & Co. KGaA:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries ("Fresenius Medical Care" or the "Company") as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission, and our report dated February 20, 2019 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principles

As discussed in Note 1 x) to the consolidated financial statements, the Company has changed its method of accounting for revenue from contracts with customers and financial instruments in fiscal year 2018 due to the adoption of IFRS 15 Revenue From Contracts With Customers and IFRS 9 Financial Instruments, respectively. The Company adopted the new revenue standard retrospectively using the cumulative effect method and adopted the new financial instruments standard using the modified retrospective approach.

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

Frankfurt am Main, Germany
February 20, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of
Fresenius Medical Care AG & Co. KGaA:

Opinion on Internal Control Over Financial Reporting

We have audited Fresenius Medical Care AG & Co. KGaA's and subsidiaries' ("Fresenius Medical Care" or the "Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 20, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
February 20, 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of income
in € thousands ("THOUS"), except per share data

	Note	2018	2017	2016
Revenue:
Health care services		13,264,289	14,531,636	13,505,363
Health care products		3,282,584	3,251,936	3,064,352

	4a, 26	16,546,873	17,783,572	16,569,715
Costs of revenue:
Health care services		9,899,714	10,347,512	9,631,341
Health care products		1,492,416	1,417,806	1,322,428

		11,392,130	11,765,318	10,953,769
Gross profit		5,154,743	6,018,254	5,615,946
Operating (income) expenses:
Selling, general and administrative	4b	2,865,679	3,618,073	3,132,715
(Gain) loss related to divestitures of Care Coordination activities	4c	(809,003)	(25,763)	(13,543)
Research and development	4d	133,615	130,704	146,511
Income from equity method investees	26	(73,346)	(67,199)	(58,639)

Operating income		3,037,798	2,362,439	2,408,902
Other (income) expense:
Interest income	4g	(147,409)	(51,375)	(63,401)
Interest expense	4g	448,471	416,199	426,809

Income before income taxes		2,736,736	1,997,615	2,045,494
Income tax expense	4h	511,079	443,081	625,442
Net income		2,225,657	1,554,534	1,420,052
Net income attributable to noncontrolling interests		243,733	274,746	276,072

Net income attributable to shareholders of FMC-AG &Co. KGaA		1,981,924	1,279,788	1,143,980

Basic earnings per share	19	6.47	4.17	3.74

Fully diluted earnings per share	19	6.45	4.16	3.73

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income
in € THOUS

	Note	2018	2017	2016
Net income		2,225,657	1,554,534	1,420,052
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Actuarial gains (losses) on defined benefit pension plans	16,24	(28,070)	6,840	(31,423)
Income tax (expense) benefit related to components of other comprehensive income not reclassified	16,24	7,713	(27,393)	7,085

		(20,357)	(20,553)	(24,338)

Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	24	327,317	(1,284,173)	368,429
Gain (loss) related to cash flow hedges(1)	23,24	23,560	27,983	25,111
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	23,24	(6,734)	(8,407)	(7,039)

		344,143	(1,264,597)	386,501

Other comprehensive income (loss), net of tax		323,786	(1,285,150)	362,163

Total comprehensive income		2,549,443	269,384	1,782,215
Comprehensive income attributable to noncontrolling interests		285,691	150,611	310,580

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA		2,263,752	118,773	1,471,635

(1)
Including cost of hedging in the amount of €(1,335) for the twelve months ended December 31, 2018.

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets
in € THOUS, except share data

	Note	2018	2017
Assets
Cash and cash equivalents	6	2,145,632	978,109
Trade accounts and other receivables	7	3,337,706	3,389,326
Accounts receivable from related parties	5	92,662	111,643
Inventories	8	1,466,803	1,290,779
Other current assets	9	804,083	604,450

Total current assets		7,846,886	6,374,307
Property, plant and equipment	10	3,836,010	3,491,771
Intangible assets	11	681,331	683,058
Goodwill	11	12,209,606	12,103,921
Deferred taxes	4h	345,686	315,168
Investment in equity method investees	26	649,780	647,009
Other non-current assets		672,969	409,981

Total non-current assets		18,395,382	17,650,908

Total assets		26,242,268	24,025,215

Liabilities
Accounts payable		641,271	590,493
Accounts payable to related parties	5	153,781	147,349
Current provisions and other current liabilities	12	2,904,288	2,858,730
Short-term debt	13	1,205,294	760,279
Short-term debt from related parties	13	188,900	9,000
Current portion of long-term debt and capital lease obligations	14	1,106,519	883,535
Income tax payable		68,229	50,507

Total current liabilities		6,268,282	5,299,893
Long-term debt and capital lease obligations, less current portion	14	5,045,515	5,794,872
Non-current provisions and other non-current liabilities	15	750,738	1,004,672
Pension liabilities	16	551,930	530,559
Income tax payable		97,324	99,493
Deferred taxes	4h	626,521	467,540

Total non-current liabilities		7,072,028	7,897,136

Total liabilities		13,340,310	13,197,029
Shareholders' equity
Ordinary shares, no par value, €1.00 nominal value, 384,822,972 shares authorized, 307,878,652 issued and 306,878,701 outstanding as of December 31, 2018 and 385,913,972 shares authorized, 308,111,000 issued and 306,451,049 outstanding as of December 31, 2017 respectively	17	307,879	308,111
Treasury stock, at cost	17	(50,993)	(108,931)
Additional paid-in capital	17	3,873,345	3,969,245
Retained earnings	17	8,831,930	7,137,255
Accumulated other comprehensive income (loss)	24	(1,203,750)	(1,485,578)

Total FMC-AG & Co. KGaA shareholders' equity		11,758,411	9,820,102
Noncontrolling interests	17	1,143,547	1,008,084

Total equity		12,901,958	10,828,186

Total liabilities and equity		26,242,268	24,025,215

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows
in € THOUS

	Note	2018	2017	2016
Operating activities
Net income		2,225,657	1,554,534	1,420,052
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,11,26	724,847	735,479	701,536
Change in deferred taxes, net		89,171	(203,046)	232
(Gain) loss on sale of fixed assets, investments and divestitures		(807,106)	(94,123)	(5,381)
Compensation expense related to share-based plans	20	10,745	46,811	27,433
Investments in equity method investees, net		(28,369)	(57,009)	(52,948)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables		(188,866)	(194,087)	(246,926)
Inventories		(157,092)	(62,692)	(60,230)
Other current and non-current assets		(95,251)	176,115	47,314
Accounts receivable from related parties		18,376	95,025	(71,773)
Accounts payable to related parties		4,480	(110,375)	120,745
Accounts payable, provisions and other current and non-current liabilities		363,910	638,501	347,073
Paid interest		(311,971)	(340,632)	(354,246)
Received interest		56,809	37,601	44,602
Income tax payable		514,957	644,866	565,396
Paid income taxes		(358,386)	(675,157)	(550,906)

Net cash provided by (used in) operating activities		2,061,911	2,191,811	1,931,973

Investing activities
Purchases of property, plant and equipment		(1,057,276)	(944,460)	(930,520)
Proceeds from sale of property, plant and equipment		54,529	103,225	15,957
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	3,25	(925,267)	(565,694)	(521,800)
Proceeds from divestitures	3,25	1,682,975	415,388	190,247

Net cash provided by (used in) investing activities		(245,039)	(991,541)	(1,246,116)

Financing activities
Proceeds from short-term debt		650,634	443,996	805,191
Repayments of short-term debt		(205,790)	(241,309)	(342,505)
Proceeds from short-term debt from related parties		217,646	122,079	124,300
Repayments of short-term debt from related parties		(37,746)	(116,079)	(138,800)
Proceeds from long-term debt		612,388	582,311	2,071
Repayments of long-term debt and capital lease obligations		(1,076,204)	(1,099,329)	(662,823)
Increase (decrease) of accounts receivable securitization program		(298,912)	157,564	112,025
Proceeds from exercise of stock options		47,404	47,591	47,467
Purchase of treasury stock	17	(37,221)	(57,938)	—
Dividends paid	17	(324,838)	(293,973)	(244,251)
Distributions to noncontrolling interests		(296,293)	(386,340)	(294,302)
Contributions from noncontrolling interests		67,196	42,797	71,910

Net cash provided by (used in) financing activities		(681,736)	(798,630)	(519,717)

Effect of exchange rate changes on cash and cash equivalents		32,387	(132,413)	38,012
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		1,167,523	269,227	204,152
Cash and cash equivalents at beginning of period		978,109	708,882	504,730

Cash and cash equivalents at end of period	6	2,145,632	978,109	708,882

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders' equity
in € THOUS, except share data

								Accumulated other comprehensive income (loss)
		Ordinary shares		Treasury stock							Total FMC-AG & Co. KGaA shareholders' equity
	Note	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges	Pensions		Noncontrolling interests	Total equity
Balance at December 31, 2015		312,863,071	312,863	(7,548,951)	(384,966)	4,224,395	5,369,493	(364,636)	(55,271)	(232,311)	8,869,567	936,024	9,805,591

Proceeds from exercise of options and related tax effects	20	907,720	908	—	—	41,029	—	—	—	—	41,937	—	41,937
Compensation expense related to stock options	20	—	—	—	—	23,210	—	—	—	—	23,210	—	23,210
Withdrawal of treasury stock	17	(6,549,000)	(6,549)	6,549,000	333,973	(327,424)	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(244,251)	—	—	—	(244,251)	—	(244,251)
Purchase/ sale of noncontrolling interests		—	—	—	—	(1,095)	—	—	—	—	(1,095)	63,974	62,879
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(237,103)	(237,103)
Noncontrolling interests subject to put provisions	23	—	—	—	—	—	(183,346)	—	—	—	(183,346)	—	(183,346)
Net Income		—	—	—	—	—	1,143,980	—	—	—	1,143,980	276,072	1,420,052
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	338,617	(908)	(3,788)	333,921	34,508	368,429
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	18,072	—	18,072	—	18,072
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(24,338)	(24,338)	—	(24,338)

Comprehensive income		—	—	—	—	—	—	—	—	—	1,471,635	310,580	1,782,215

Balance at December 31, 2016		307,221,791	307,222	(999,951)	(50,993)	3,960,115	6,085,876	(26,019)	(38,107)	(260,437)	9,977,657	1,073,475	11,051,132

Proceeds from exercise of options and related tax effects	20	889,209	889	—	—	42,944	—	—	—	—	43,833	—	43,833
Compensation expense related to stock options	20	—	—	—	—	11,736	—	—	—	—	11,736	—	11,736
Purchase of treasury stock	17	—	—	(660,000)	(57,938)	—	—	—	—	—	(57,938)	—	(57,938)
Dividends paid	17	—	—	—	—	—	(293,973)	—	—	—	(293,973)	—	(293,973)
Purchase/ sale of noncontrolling interests		—	—	—	—	(45,550)	—	—	—	—	(45,550)	28,421	(17,129)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(244,423)	(244,423)
Noncontrolling interests subject to put provisions	23	—	—	—	—	—	65,564	—	—	—	65,564	—	65,564
Net Income		—	—	—	—	—	1,279,788	—	—	—	1,279,788	274,746	1,554,534
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	(1,177,885)	195	17,652	(1,160,038)	(124,135)	(1,284,173)
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	19,576	—	19,576	—	19,576
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(20,553)	(20,553)	—	(20,553)

Comprehensive income		—	—	—	—	—	—	—	—	—	118,773	150,611	269,384

Balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,137,255	(1,203,904)	(18,336)	(263,338)	9,820,102	1,008,084	10,828,186

Adjustment due to initial application of IFRS 9		—	—	—	—	—	(5,076)	—	—	—	(5,076)	—	(5,076)
Adjusted balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,132,179	(1,203,904)	(18,336)	(263,338)	9,815,026	1,008,084	10,823,110
Proceeds from exercise of options and related tax effects	20	858,652	859	—	—	37,918	—	—	—	—	38,777	—	38,777
Compensation expense related to stock options	20	—	—	—	—	6,713	—	—	—	—	6,713	—	6,713
Purchase of treasury stock	17	—	—	(431,000)	(37,221)	—	—	—	—	—	(37,221)	—	(37,221)
Withdrawal of treasury stock	17	(1,091,000)	(1,091)	1,091,000	95,159	(94,068)	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(324,838)	—	—	—	(324,838)	—	(324,838)
Purchase/ sale of noncontrolling interests		—	—	—	—	(46,463)	—	—	—	—	(46,463)	63,939	17,476
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(214,167)	(214,167)
Noncontrolling interests subject to put provisions	23	—	—	—	—	—	42,665	—	—	—	42,665	—	42,665
Net Income		—	—	—	—	—	1,981,924	—	—	—	1,981,924	243,733	2,225,657
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	292,431	(18)	(7,054)	285,359	41,958	327,317
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	16,826	—	16,826	—	16,826
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(20,357)	(20,357)	—	(20,357)

Comprehensive income		—	—	—	—	—	—	—	—	—	2,263,752	285,691	2,549,443

Balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,831,930	(911,473)	(1,528)	(290,749)	11,758,411	1,143,547	12,901,958

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in THOUS, except share and per share data)

1.     The Company, basis of presentation and significant accounting policies

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported sales and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from end-stage renal disease ("ESRD"), as well as other health care services. The Company also develops and manufactures a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, the coordinated delivery of pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, health plan services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which the Company refers to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

In these notes, "FMC-AG & Co. KGaA," the "Company" or the "Group" refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA. "Management AG" and the "General Partner" refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA's general partner and is wholly owned by Fresenius SE. "Management Board" refers to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" refers to the supervisory board of FMC-AG & Co. KGaA. The term "North America Segment" refers to the North America operating segment, the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to the Asia-Pacific operating segment, and the term "Latin America Segment" refers to the Latin America operating segment. For further discussion of the Company's operating segments, see note 26.

Basis of presentation

As of January 1, 2017, the consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and the Annual Reports on Form 20-F are prepared solely in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. At December 31, 2018, there were no International Financial Reporting Standards ("IFRS") or International Financial Reporting Interpretations Committee ("IFRIC") interpretations as endorsed by the European Union relevant for reporting that differed from IFRS as issued by the IASB.

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

The consolidated balance sheets contain all information required to be disclosed by IAS 1 (Presentation of Financial Statements) and are in accordance with Accounting Interpretation 1 ("AIC 1", Balance Sheet Classification according to current/ non-current Distinction in compliance with IAS 1) classified on the basis of the liquidity of assets and liabilities following the consolidated balance sheets. The consolidated statements of income are classified using the cost-of-sales accounting format.

Starting on July 1, 2018, the Company's subsidiaries in Argentina applied IAS 29, Financial Reporting in Hyperinflationary Economies, due to the inflation in Argentina. Pursuant to IAS 29, the Company recorded a loss on its net monetary position of €12,297 for the year ended December 31, 2018. While IAS 29 requires that comparative financial statements be restated in the current measuring unit as of the reporting date, the Company's presentation currency is not hyperinflationary and therefore IAS 21, The Effects of Changes in Foreign Exchange Rates, requires the comparative amounts to be disclosed as current year amounts in the prior year financial statements. The Company did not restate the prior year statement of comprehensive income and consolidated balance sheet, but recorded €34,616 as an adjustment to equity as of December 31, 2017. The Company calculated the loss and the adjustment to prior year equity with the use of the Consumer Price Index (Índice de precios al consumidor) as published by the Argentine Statistics and Census Institute for year ended December 31, 2018, which lists the level at 184 index points, a 48% increase since January 1, 2018.

As a result of the implementation of IFRS 15, Revenue from Contracts with Customers ("IFRS 15") and IFRS 9, Financial Instruments ("IFRS 9"), the Company has updated its accounting policies accordingly. Please refer to note 1 x) below for further details on the updated policies.

Finance lease receivables in the amount of €58,336 in the prior years' comparative consolidated financial statements have been reclassified from other currents assets to trade accounts and other receivables to conform to the current year's presentation.

The IFRIC issued an agenda decision in September 2017 relating to the applicability of IAS 12, Income Taxes ("IAS 12") to the accounting for interest and penalties related to income taxes. The IFRIC observed in the agenda decision that entities do not have an accounting policy choice between applying IAS 12 and applying IAS 37, Provisions, contingent liabilities and contingent assets ("IAS 37"), to interest and penalties. In September 2018 the Accounting Standards Committee of Germany (ASCG) approved an interpretation regarding the accounting for interest and penalties related to German income taxes. As a result, the Company restated the consolidated financial statements. The effects identified on the Group financial positions are as follows: an increase of interest expense of €19,012 and €18,301, an increase of interest income of €8,078 and €21,262 and a decrease of income tax expense of €10,934 and €2,961 for 2017 and 2016, respectively, an increase of non-current provisions and other non-current liabilities of €29,027, an increase of other non-current assets of €87, a decrease of income tax payable non-current portion of €28,940, an increase of current provisions and other current liabilities of €14,970, and a decrease of income tax payable current portion of €14,970 as of December 31, 2017.

In 2018, the Company divested its controlling interest in Sound Inpatient Physicians, Inc. ("Sound") (see note 4 c) for more information). The related gain is shown in a separate line on the consolidated statements of income in the line item "(Gain) loss related to divestitures of Care Coordination activities." To conform to the current presentation on the consolidated statements of income for 2017, the costs of revenue for health care services was reduced for a loss of €14,534 and selling general and administrative expenses was increased for a gain of €40,297. The net effect of this shift in line items was a gain of €25,763 shown in "(Gain) loss related to divestitures for Care Coordination." To conform to the current

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

presentation on the consolidated statements of income for 2016, a gain of €13,543 that was previously in selling, general and administrative expenses is now presented separately in the new line item on the consolidated statements of income.

At February 19, 2019, the Management Board authorized the consolidated financial statements for issue and passed it through to the Supervisory Board for review and authorization.

Significant accounting policies

a)    Principles of consolidation and composition of the group

The financial statements of consolidated entities have been prepared using uniform accounting methods in accordance with IFRS 10, Consolidated Financial Statements ("IFRS 10"). The acquisitions of companies are accounted for under the purchase method.

Besides FMC-AG & Co. KGaA, the consolidated financial statements include all material subsidiaries according to IFRS 10 and IFRS 11, Joint Arrangements ("IFRS 11"), over which the Company has control. FMC-AG & Co. KGaA controls an entity if it has power over the entity through existing rights that give the Company the current ability to direct the activities that significantly affect the Company's return. In addition, the Company is exposed to, or has rights to, variable returns from the involvement with the entity and the Company has the ability to use its power over the entity to affect the amount of the Company's return.

The equity method is applied in accordance with IAS 28, Investments in Associates and Joint Ventures ("IAS 28"). Generally, equity method investees are entities in which FMC-AG & Co. KGaA, directly or indirectly, holds 50% or less of the voting power and can exercise significant influence over their financial and operating policies.

The disclosure of business acquisitions is performed according to IFRS 3, Business Combinations ("IFRS 3") by offsetting investments in subsidiaries against the underlying revaluated equity at the date of acquisition. The identifiable assets and liabilities of subsidiaries as well as the noncontrolling interests are recognized at their fair values. Any remaining debit balance is recognized as goodwill and is tested at least once a year for impairment. Any excess of the net fair value of identifiable assets and liabilities over cost still existing after reassessing the purchase price allocation is recognized immediately in profit or loss.

All significant intercompany revenues, expenses, income, receivables and payables are eliminated. Profits and losses on items of property, plant and equipment and inventory acquired from other group entities are also eliminated.

Deferred tax assets and liabilities are recognized on temporary differences resulting from consolidation procedures.

Noncontrolling interest ("NCI") is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent and is recognized at its fair value at the date of first consolidation. Profits and losses attributable to the noncontrolling interests are separately disclosed in the consolidated statements of income.

The Company writes put options on NCI mainly for dialysis clinics in which nephrologists or nephrology groups own an equity interest. While in certain of the dialysis clinics the Company is generally the majority owner, other non-affiliated parties, such as groups of nephrologists or a single nephrologist, hold an NCI position. Generally, the put options associated with this business model are valid for an unlimited time. Accordingly, they do not constrain a long-term investment into a dialysis clinic by the NCI holder. The put options provide for settlement in cash. For these put options, IAS 32, Financial Instruments: Presentation ("IAS 32") paragraph 23 requires the Company to recognize a liability for the present value of the exercise price of the option. The potential purchase price liability is recorded in other current provisions and other current liabilities and other non-current provisions and other non-current liabilities at fair value at the balance sheet date. The exercise price of the option is generally based on fair value which is approximated by a multiple of earnings, e.g. a multiple of the proportionate earnings before interest, taxes, depreciation and amortization of the dialysis clinic, and is therefore affected by the periodic changes in the profitability

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

of such a clinic. The Company believes the accounting treatment of the change in fair value of the put liability under IFRS to this date has not been finally clarified. In the absence of an IFRS that specifically applies to the accounting for put options on NCI, the Company, in line with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") paragraph 10, applied the present access method. According to the present access method, NCI are further recorded in equity as "noncontrolling interests". The initial recognition of the purchase price liability, as well as valuation differences, is recorded neutral to profit or loss by reclassification from equity (see note 1 g). This presentation results in information that is relevant to the economic decision-making needs of users and to provide reliable financial information as the Company sees these NCI with written put options as equity holders and accordingly attributes net income to NCI.

The consolidated financial statements for 2018 include FMC-AG & Co. KGaA as well as 2,036 companies. In 2018, 49 companies were accounted for by the equity method. Since beginning of 2018, 134 companies were first-time consolidations and 278 companies were deconsolidated.

The complete list of investments of FMC-AG & Co. KGaA will be submitted to the electronic Federal Gazette and the electronic companies register.

For 2018, the following fully consolidated German subsidiaries of the Company will apply the exemption provided in Section 264 (3) or Section 264b of the HGB and therefore will be exempt from applying certain legal requirements to prepare notes to the statutory standalone financial statements and a management report as well as the requirements of an independent audit and public disclosure.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Companies exempt from applying certain legal requirements
Name of the company	Registered office of the company
Ärztliches Versorgungszentrum Ludwigshafen GmbH im Lusanum	Ludwigshafen am Rhein, Germany
DiZ München Nephrocare GmbH	Munich, Germany
ET Software Developments GmbH	Sandhausen, Germany
Fresenius Medical Care Beteiligungsgesellschaft mbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care EMEA Management GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Frankfurt am Main GmbH	Frankfurt am Main, Germany
Fresenius Medical Care GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Investment GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Beteiligungsgesellschaft mbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Zwei Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Ventures GmbH	Bad Homburg v. d. Höhe, Germany
Haas Medizintechnik GmbH	Beelitz, Germany
Medizinisches Versorgungszentrum Berchtesgaden GmbH	Berchtesgaden, Germany
MVZ Gelsenkirchen-Buer GmbH	Gelsenkirchen, Germany
Nephrocare Ahrensburg GmbH	Ahrensburg, Germany
Nephrocare Augsburg GmbH	Augsburg, Germany
Nephrocare Berlin-Weißensee GmbH	Berlin, Germany
Nephrocare Betzdorf GmbH	Betzdorf, Germany
Nephrocare Bielefeld GmbH	Bielefeld, Germany
Nephrocare Buchholz GmbH	Buchholz, Germany
Nephrocare Daun GmbH	Daun, Germany
Nephrocare Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Nephrocare Döbeln GmbH	Döbeln, Germany
Nephrocare Dortmund, GmbH	Dortmund, Germany
Nephrocare Friedberg GmbH	Friedberg, Germany
Nephrocare Grevenbroich GmbH	Grevenbroich, Germany
Nephrocare Hagen GmbH	Hagen, Germany
Nephrocare Hamburg-Altona GmbH	Hamburg, Germany
Nephrocare Hamburg-Barmbek GmbH	Hamburg, Germany
Nephrocare Hamburg-Süderelbe GmbH	Hamburg, Germany
Nephrocare Ingolstadt GmbH	Ingolstadt, Germany
Nephrocare Kaufering GmbH	Kaufering, Germany
Nephrocare Krefeld GmbH	Krefeld, Germany
Nephrocare Lahr GmbH	Lahr, Germany
Nephrocare Leverkusen GmbH	Leverkusen, Germany
Nephrocare Ludwigshafen GmbH	Ludwigshafen am Rhein, Germany
Nephrocare Mannheim GmbH	Mannheim, Germany
Nephrocare Mönchengladbach GmbH	Mönchengladbach, Germany
Nephrocare Mühlhausen GmbH	Mühlhausen, Germany
Nephrocare München-Ost GmbH	Munich, Germany
Nephrocare Münster GmbH	Münster, Germany
Nephrocare Oberhausen GmbH	Oberhausen, Germany
Nephrocare Papenburg GmbH	Papenburg, Germany
Nephrocare Pirmasens GmbH	Pirmasens, Germany
Nephrocare Püttlingen GmbH	Püttlingen, Germany
Nephrocare Recklinghausen GmbH	Recklinghausen, Germany
Nephrocare Rostock GmbH	Rostock, Germany
Nephrocare Salzgitter GmbH	Salzgitter, Germany
Nephrocare Schrobenhausen GmbH	Schrobenhausen, Germany
Nephrocare Starnberg GmbH	Starnberg, Germany
Nephrocare Wetzlar GmbH	Wetzlar, Germany
Nephrocare Witten GmbH	Witten, Germany
Nephrologisch-Internistische Versorgung Ingolstadt GmbH	Ingolstadt, Germany
Nova Med GmbH Vertriebsgesellschaft für medizinischtechnische Geräte und Verbrauchsartikel	Bad Homburg v. d. Höhe, Germany
VIVONIC GmbH	Sailauf, Germany
Zentrum für Nieren- und Hochdruckkrankheiten Bensheim GmbH	Bensheim, Germany

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

c)    Trade accounts and other receivables

Trade accounts and other receivables are posted at the nominal value less individual allowances for doubtful accounts. For information regarding allowance for doubtful accounts see note 2 c).

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

Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful life which on average is 8 years. Technology is amortized over its useful life of 16 years. Internally developed intangibles are amortized on a straight-line basis over a useful life of 9 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful life which on average is 11 years. Customer relationships are amortized over their useful life of 9 years. All other intangible assets are amortized over their weighted average useful lives of 7 years. The weighted average useful life of all amortizable intangible assets is 9 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment (see note 1 n).

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

For further information see note 2 a).

g)    Financial instruments

Effective January 1, 2018, the Company classifies its financial instruments in accordance with IFRS 9 in the following measurement categories: at amortized cost, at fair value through profit and loss ("FVPL") and at fair value through other comprehensive income ("FVOCI").

Financial assets are classified depending on the business model in which the financial assets are held and the contractual terms of the cash flows. Financial assets are only reclassified when the business model for managing those assets changes. During the reporting period no financial instruments were reclassified. Purchases and sales of financial assets are accounted for on the trading day. The Company does not make use of the fair value option, which allows financial liabilities to be classified at FVPL upon initial recognition. At initial recognition financial asset and financial liabilities are measured at fair value. Subsequent measurement is either at cost, FVPL or FVOCI.

In general, financial liabilities are classified and subsequently measured at amortized cost, with the exception of contingent considerations resulting from a business combination, noncontrolling interests subject to put provisions as well as derivative financial liabilities.

Investments in equity instruments are recognized and subsequently measured at fair value. The Company's equity investments are not held for trading. In general, changes in the fair value of equity investments are recognized in the income statement. However, at initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic equity investments in other comprehensive income (loss) ("OCI").

The Company invested in several debt securities, with the objective to achieve both collecting contractual cash flows and selling the financial assets. All debt securities are consequently measured at fair value. Some of these securities give rise on specified dates to cash flows that are solely payments of principle and interest. These securities are subsequently measured at FVOCI. Other securities are measured at FVPL.

The Company, as option writer on behalf of existing put options, can be obligated to purchase the noncontrolling interests held by third parties. The obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The initial recognition and subsequent measurement is recognized in equity. For further information related to the estimation of these fair values, see note 23.

Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see note 23). From time to time, the Company may enter into other types of derivative instruments which are dealt with on a transaction by transaction basis.

Changes in the fair value of derivative financial instruments classified as cash flow hedges are recognized in accumulated OCI ("AOCI") in shareholders' equity. The Company only designated the change in fair value of the spot element of foreign exchange forward contracts as the hedging instrument in cash flow

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

hedging relationships. The forward elements are separately accounted for as cost of hedging in a separate component within AOCI. The ineffective portion of cash flow hedge is recognized in the income statement. The change in fair value of derivatives that do not qualify for hedge accounting is recorded in the income statement and usually offsets the changes in value recorded in the income statement for the underlying asset or liability.

Derivatives embedded in host contracts are accounted for as separate derivatives if their economic characteristics and risks are not closely related to those of the host contracts. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement.

Before January 1, 2018 the following categories according to IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") were relevant for the Company: loans and receivables, financial liabilities measured at amortized cost, available for sale financial assets as well as financial assets/liabilities measured at fair value through profit or loss. All other categories were immaterial or not existing.

The Company regularly reviewed if objective substantial evidence occurred that would indicate an impairment of a financial asset or a portfolio of financial assets. After testing the recoverability of these assets, a possible impairment loss was recorded in the consolidated statement of income. Gains and losses of available for sale financial assets were recognized in AOCI in shareholders' equity until the financial asset was disposed of or if it was considered to be impaired. In these cases the accumulated net loss recorded in AOCI was transferred to the income statement.

Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlying assets and liabilities were recognized periodically in earnings, while the effective portion of changes in fair value of derivative financial instruments classified as cash flow hedges were recognized in AOCI in shareholders' equity. All amounts recorded in AOCI were subsequently reclassified and recorded in the consolidated statement of income.

h)    Impairment of financial assets

The impairment of financial assets is based on the expected credit loss approach, as introduced by IFRS 9. Prior to the introduction of IFRS 9, the incurred loss model of IAS 39 required the recognition of an allowance once a loss event occurred. An additional allowance was recorded based on individual country risk for receivables overdue by more than one year. IFRS 9 replaces the incurred loss model under IAS 39 with an expected credit loss approach.

The expected credit loss approach requires that all impacted financial assets will carry a loss allowance based on their expected credit losses. Expected credit losses are a probability-weighted estimate of credit losses over the contractual life of the financial assets. This model comprises a three-stage approach. Upon recognition, the Company shall recognize losses that are expected within the next 12 months. If credit risk deteriorates significantly, from that time, impairment losses shall amount to lifetime expected losses. When assessing for significant increases in credit risk, the Company shall compare the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. The Company should consider reasonable and supportable information including historic loss rates, present developments such as liquidity issues and information about future economic conditions, to ensure foreseeable changes in the customer-specific or macroeconomic environment are considered. Separately, there is the rebuttable presumption, that the credit risk has increased significantly since the initial recognition when contractual payments are overdue by more than 30 days.

In case of objective evidence of impairment there is an assignment to stage 3. The assignment of a financial asset to stage 3 should rely on qualitative knowledge on the customers' unfavorable financial position (for example bankruptcy, lawsuits with private or public payers), or quantitative criteria, based on an individual maturity analysis. Independently, there is an assignment to stage 3, if the contractual payments are overdue by more than 360 days. When a counterpart defaults, all financial assets against this counterpart are considered impaired. The definition of default is mainly based on payment practices specific to individual regions and businesses.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The Company recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost, contract assets and lease receivables as well as in investments in debt securities measured at fair value through other comprehensive income. The financial assets mainly comprise trade accounts and other receivables as well as cash and cash equivalents. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective instrument. Financial assets whose expected credit loss is not assessed individually are grouped on the basis of geographical regions and the impairment is generally assessed on the basis of macroeconomic indicators such as credit default swaps.

For trade accounts receivable, the Company uses the simplified method which requires recognizing lifetime expected credit losses at inception. However, expected credit losses on cash and cash equivalents are measured according to the general method which is based on 12-month expected credit losses. Due to the short maturity term of the financial instruments this corresponds with the lifetime expected loss.

Based on the external credit ratings of the counterparties the Company considers that its cash and cash equivalents have a low credit risk.

i)    Foreign currency translation

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

The exchange rates of the U.S. dollar affecting foreign currency translation developed as follows:

Exchange rates
	December 31, 2018 spot exchange rate in €	December 31, 2017 spot exchange rate in €	2018 average exchange rate in €	2017 average exchange rate in €	2016 average exchange rate in €
1 U.S. dollar	0.87336	0.83382	0.84678	0.88519	0.90342

j)    Revenue recognition

The Company has adopted IFRS 15 as issued in May 2014, which resulted in changes in accounting policies. In accordance with the transition provisions in IFRS 15 the new rules have been adopted only to those contracts that are not considered completed contracts as of January 1, 2018 following the cumulative effect method with no restatement of the comparative periods presented.

For both health care services revenue and health care products revenue, patients, third party payors and customers are billed at our standard rates net of contractual allowances, discounts or rebates to reflect the estimated amounts to be receivable from these payors.

Health care services

Health care services revenue, other than the hospitalist and insurance revenues discussed below, are recognized on the date the patient receives treatment and includes amounts related to certain services, products and supplies utilized in providing such treatment. The patient is obligated to pay for health care services at amounts estimated to be receivable based upon the Company's standard rates or at rates determined under reimbursement arrangements. In the U.S., these arrangements are generally with third party payors, such as Medicare, Medicaid or commercial insurers. Outside the U.S., the reimbursement is usually made through national or local government programs with reimbursement rates established by statute or regulation.

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

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed the Company concludes that the consideration is variable ("implicit price concession") and records the difference between the billed amount and the amount estimated to be collectible as a reduction to health care services revenue, whereas prior to the adoption of IFRS 15 it was recorded as part of selling, general and administrative expenses as an allowance for doubtful accounts. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions primarily upon past collection history.

In the U.S., the Company generates revenue from insurance contracts in accordance with IFRS 4, Insurance Contracts ("IFRS 4"). Insurance premium revenue is recognized as earned each month and risk adjustments are offset against revenue. In the U.S the Company provides Medicare Advantage ESRD Chronic Conditions Special Needs Plan products. These are Medicare Advantage health plans offered by the Company that contract with the Centers for Medicare and Medicaid Services ("CMS") to provide patients with Medicare benefits and receive capitated payments from CMS. Furthermore, the Company has also entered into sub-capitation and other shared savings arrangements with certain payors.

Revenue from insurance contracts is disclosed as part of "Other revenue" separately from "Revenue from contracts with customers" in the notes to the consolidated financial statements.

Health care products

In the health care product business, major revenues are generated from the sale of dialysis machines and water treatment systems, disposable products and maintenance agreements for the Company's health care products. Revenues from the sale of dialysis machines and water treatment system are typically recognized upon installation and provision of the necessary technical instructions as only thereafter the customer obtains control of the medical device whereas prior to the adoption of IFRS 15 revenues were recorded upon transfer of title to the customer, either at the time of shipment, upon receipt or upon any other terms that clearly define passage of title. A small portion of the Company´s revenue is recognized from sales of dialysis machines to distributors. When the distributor is the principal in the contract, the revenue allocated to the machine will be recognized upon transfer of title to the distributor. In case the Company is committed to perform the installation, revenue allocated to the installation would be recorded separately upon installation of the machine at the end-customers' premises. In case the distributor is only an agent in the contract, revenue for sale of the machine would be recorded upon installation.

Under consignment arrangements revenue is recognized upon withdrawal of the products by the customer.

Maintenance is provided over time, and as such revenue is typically recognized on a straight-line basis.

All other dialysis and non-dialysis product revenues are recognized upon transfer of title to the customer. Product revenues are normally based upon pre-determined rates that are established by contractual arrangement.

A portion of dialysis product revenues is generated from arrangements which give the customer, typically a healthcare provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. If the right to use the machine is conveyed through an operating lease and the customer agrees to purchase a minimum

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

number of related treatment disposables, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables upon transfer of control with revenue for the use of dialysis machines recognized straight-line over the term of the lease contract. When there is no such agreement that the customer purchases a minimum number of related treatment disposables, revenue is recognized only on the sale of disposables unless the timing of the first purchase order of related treatment disposables justifies a combination of contracts according to IFRS 15.

If the lease of the machines is a finance lease, ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for finance leases.

IFRS 15 specifically excludes leases from the scope of the revenue standard. Therefore, the transaction price is allocated in accordance with IFRS 15, and revenue is recognized separately for the lease and the non-lease components of the contract in accordance with IAS 17.

Revenue from lease contracts is disclosed as part of "Other revenue" separately from "Revenue from contracts with customers" in the notes to the consolidated financial statements.

k)    Capitalized interest

The Company includes capitalized interest as part of the cost of the asset if it is directly attributable to the acquisition, construction or manufacture of qualifying assets. For the fiscal years 2018, 2017 and 2016, interest of €5,724, €4,758 and €4,475, based on an average interest rate of 4.03%, 4.19% and 4.64%, respectively, was recognized as a component of the cost of assets.

l)    Research and development expenses

Research is the original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge. Development is the technical and commercial implementation of research results and takes place before the start of commercial production or use. Research costs are expensed as incurred. Development costs that fully meet the criteria for the recognition of an intangible asset set out in IAS 38, Intangible Assets ("IAS 38") are capitalized as intangible asset.

m)    Income taxes

Current taxes are calculated based on the profit (loss) of the fiscal year and in accordance with local tax rules of the respective tax jurisdictions. Expected and executed additional tax payments and tax refunds for prior years are also taken into account.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the single entity's financial statement carrying amounts of existing assets and liabilities and their respective tax basis, tax credits and tax loss carryforwards which are probable to be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantially enacted by the end of the reporting period. A change in tax rate for the calculation of deferred tax assets and liabilities is recognized in the period the new laws are enacted or substantively enacted. The effects of the adjustment are generally recognized in the income statement. The effects of the adjustment are recognized in equity, if the temporary differences are related to items directly recognized in equity.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The carrying amount of a deferred tax asset is reviewed at each balance sheet date. A deferred tax asset is recognized to the extent that the utilization of parts or all of it is probable because sufficient taxable profit will be available (see note 4 h). The determination of future taxable income is based on assumptions on future market conditions and future profits of FMC-AG & Co. KGaA and considers all currently available information as well as the level of historical taxable income. In addition, the determination of the recoverable amount of deferred tax assets considers implemented tax strategies.

The Company recognizes assets and liabilities for uncertain tax treatments to the extent it is probable the tax will be recovered or that the tax will be payable, respectively.

In North America and Germany, interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore are accounted for under IAS 37. All other jurisdictions account for interest and penalties related to income taxes in accordance with local tax rules of the respective tax jurisdiction either under IAS 37 or as income tax expense under IAS 12.

n)    Impairment

The Company reviews the carrying amount of its property, plant and equipment, its intangible assets with definite useful lives as well as other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the asset's net realizable value or its value in use in accordance with IAS 36, Impairment of Assets ("IAS 36"). The net realizable value of an asset is defined as its fair value less costs to sell. The value in use is the present value of future cash flows expected to be derived from the relevant asset. If it is not possible to estimate the future cash flows from the individual assets, impairment is tested on the basis of the future cash flows of the corresponding CGUs.

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

o)    Debt issuance costs

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see note 14).

p)    Self-insurance programs

See note 2 d).

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

Revenues which were earned and subject to regulations under Medicare and Medicaid, governmental healthcare programs administered by the United States government, were approximately 33%, 34%, and 33% of the Company's worldwide revenues in 2018, 2017 and 2016, respectively.

See note 2 c) for concentration risks of debtors or group of debtors as well as note 8 for discussion of suppliers with long-term purchase commitments.

r)    Legal contingencies

See note 2 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

s)    Other provisions

In accordance with IAS 12 and IAS 37, accruals for taxes and other obligations are recognized when there is a present obligation to a third party arising from past events, it is probable that the obligation will be settled in the future and the required amount can be reliably estimated. Provisions by their nature are more uncertain than most other items in the statement of financial position.

Tax accruals include obligations for the current year and for prior periods.

Non-current provisions with a remaining period of more than one year are discounted to the present value of the expenditures expected to settle the obligation.

t)    Earnings per share

Basic earnings per share is calculated in accordance with IAS 33, Earnings per Share ("IAS 33"). Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on shares that would have been outstanding during the years presented had the dilutive instruments been issued.

Equity-settled awards granted under the Company's stock incentive plans (see note 20), are potentially dilutive equity instruments.

u)    Treasury stock

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

v)    Employee benefit plans

Pension obligations for post-employment benefits are measured in accordance with IAS 19 (revised 2011), Employee Benefits ("IAS 19"), using the projected unit credit method, taking into account future salary and trends for pension increase.

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

Remeasurements include actuarial gains and losses resulting from the evaluation of the defined benefit obligation as well as from the difference between actual investment returns and the return implied by the net interest cost. In the event of a surplus for a defined benefit pension plan remeasurements can also contain the effect from asset ceiling, as far as this effect is not included in net interest costs.

Remeasurements are recognized in AOCI completely. It is not allowed to reclassify the remeasurements in subsequent periods. Components of net periodic benefit cost are recognized in profit and loss of the period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

w)    Share-based plans

The grant date fair value of stock options and convertible equity instruments that are settled by delivering equity-instruments granted to the Management Board and executive employees of the Group entities by FMC-AG & Co. KGaA is measured in accordance with IFRS 2, Share-based Payments ("IFRS 2") using the binominal option pricing model and recognized as expense over the vesting period of the stock option plans. For certain exceptions a shorter vesting period may apply after which the stock options will not forfeit in any way. In such cases the vesting period is shortened accordingly.

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

x)    Recent pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at December 31, 2018 in conformity with IFRS that have to be applied for fiscal years beginning on January 1, 2018. In 2018, the Company applied the following new standard relevant for its business for the first time:

  •
  IFRS 15

  •
  IFRS 9

IFRS 15

The Company adopted IFRS 15, as issued in May 2014, with the effective date of January 1, 2018. While this standard applies to nearly all contracts with customers, the main exceptions are leases, financial instruments and insurance contracts. In accordance with the transition provisions in IFRS 15 the new rules were only adopted for those contracts that are not completed contracts as of January 1, 2018 following the cumulative effect method with no restatement of the comparative periods presented.

The major changes in the Company's accounting policies resulting from the implementation of IFRS 15 are summarized below:

Health care services

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed, the Company concludes that the consideration is variable ("implicit price concession") and records the difference between the billed amount and the amount estimated to be collectible as a reduction to health care services revenue, whereas prior to the adoption of IFRS 15 it was recorded as part of selling, general and administrative expenses as an allowance for doubtful accounts. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions primarily upon past collection history.

IFRS 15 requires the consideration of implicit price concessions when determining the transaction price which, through adoption, resulted in the implicit price concessions directly reducing revenue in the amount

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

of €468,214 in 2018. Prior to the adoption of IFRS 15, implicit price concessions were included as part of selling, general and administrative expenses as an allowance for doubtful accounts in the amount of €486,140 in 2017. There is no effect on net income as the implicit price concessions are merely presented in different lines within the consolidated statements of income.

Health care products

In the health care product business, major revenues are generated from the sale of dialysis machines and water treatment systems, disposable products and maintenance agreements for the Company´s health care products. With the adoption of IFRS 15, revenues from the sale of dialysis machines and water treatment systems are typically recognized upon installation and provision of the necessary technical instructions as only thereafter does the customer obtain control of the medical device. Prior to the adoption of IFRS 15 revenues were recorded upon transfer of title to the customer, either at the time of shipment, upon receipt or upon any other terms that clearly define passage of title.

A portion of dialysis product revenues is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. IFRS 15 specifically excludes leases from the scope of the revenue standard. As a result, the transaction price is allocated in accordance with IFRS 15, and revenue is recognized separately for the lease and the non-lease components of the contract in accordance with IAS 17.

As of December 31, 2018, there are no contract assets and an immaterial amount of contract liabilities resulting from the implementation of IFRS 15. Contract liabilities are shown in the consolidated balance sheet in line item "Current provisions and other current liabilities".

See note 1 j) for more information on revenue recognition.

IFRS 9

The Company has adopted IFRS 9, with the effective date of January 1, 2018. IFRS 9 was issued in July 2014 and mainly replaced IAS 39. Additionally, the Company has adopted the related amendments to IFRS 7, Financial instruments: disclosures ("IFRS 7").

The major changes in the Company's accounting policies resulting from the implementation of IFRS 9 are summarised below:

Classification and measurement of financial assets and financial liabilities

IFRS 9 defined the following three categories for financial assets: measured at amortized cost, measured at FVOCI and measured at FVPL. The classification depends on the business model that the financial assets are managed in and the contractual terms of the cash flows of the financial assets. IFRS 9 eliminated the following categories that were applicable for the Company under IAS 39: loans and receivables and available for sale financial assets.

The requirements for the classification and measurement of financial liabilities have not changed significantly. Consequently, the implementation of IFRS 9 does not have a material impact on the Company's accounting policies for financial liabilities. See note 1 g) for more information on financial assets and financial liabilities.

Impairment of financial assets

Under the incurred loss model of IAS 39, an allowance was recorded once a loss event occurred. An additional allowance was recorded based on individual country risk for receivables overdue by more than one year. IFRS 9 replaces the incurred loss model under IAS 39 with an expected credit loss approach. Under IFRS 9, generally all impacted financial assets will carry a loss allowance based on their expected credit losses. See Note 1 h) for more information on the expected credit loss approach.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Hedge accounting

The Company implemented the IFRS 9 hedge accounting model. The new model allows for improved alignment of hedge accounting with risk management strategies and objectives. The Company applies cash flow hedge accounting mainly for the purpose of hedging forecasted transactions relating to inventory purchases and sales. To hedge the resulting foreign currency exposure, the Company generally enters into foreign exchange forward contracts. With the application of IFRS 9, only the effective fair value changes of the spot component of these contracts are designated as hedging instruments and accounted for in OCI. Forward points are recognized and accumulated in a separate component within OCI. Under IAS 39, the fair value changes of both the spot and forward component were designated as hedging instrument, and recognized in AOCI. Under IAS 39 accumulated amounts related to cash flow hedges were reclassified to profit or loss in the same period as the hedged forecasted transaction affected profit or loss. Under IFRS 9, accumulated amounts in OCI for cash flow hedges of foreign exchange risk in relation to hedged forecasted product purchases from third party are directly included in the initial cost of the asset when it is recognized.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standards which are relevant for the Company:

  •
  IFRS 16, Leases ("IFRS 16")

  •
  IFRS 17, Insurance Contracts ("IFRS 17")

IFRS 16

In January 2016, the IASB issued IFRS 16, which supersedes the current standard on lease-accounting, IAS 17, as well as the interpretations IFRIC 4, Determining whether an arrangement contains a lease, Standing Interpretations Committee ("SIC")-15, Operating leases – incentives and SIC-27, Evaluating the substance of transactions in the legal form of a lease. IFRS 16 significantly changes lessee accounting. For almost all leases, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Only leases with a total maximum term of twelve months (short-term leases) and leases for underlying assets of low-value are exempted from balance sheet recognition. Depreciation of the right-of-use asset and interest on the lease liability must be recognized in the income statement for every lease contract. Therefore, straight-line rental expenses will no longer be shown for the vast majority of the leases. The lessor accounting requirements in IAS 17 are substantially carried forward. The standard is effective for fiscal years beginning on or after January 1, 2019. Earlier application is permitted for entities that have also adopted IFRS 15. The Company decided that IFRS 16 will not be adopted early. The Company expects a balance sheet extension due to the on-balance-sheet recognition of right of use assets and liabilities for agreed lease payment obligations, currently classified as operating leases, resulting in particular from leased clinics and buildings.

Based on an analysis conducted as part of the group-wide project on initial application, applying the options and exemptions detailed below, the Company expects that as of January 1, 2019 right-of-use assets of approximately €4,200,000 and additional lease liabilities of approximately €4,500,000 will be presented on the consolidated balance sheet. The company expects an improvement of approximately €130,000 in operating income excluding effects related to changes in the accounting treatment of sale-leaseback transactions.

The Company also expects that its net leverage ratio (debt less cash and cash equivalents (net debt) as compared to EBITDA, adjusted for acquisitions and divestitures made during the year with a purchase price above a €50,000 threshold as defined in the Amended 2012 Credit Agreement and non-cash charges) as of January 1, 2019 will increase by about approximately 0.8.

The change in presentation of the repayment component of operate lease payments will result in a corresponding improvement of cash flows from operating activities and a decline in cash flows from financing activities.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The Company applies the modified retrospective method in accordance with IFRS 16 as the transition method. Accordingly, the cumulative effect from first-time application is recognized in the opening balance of retained earnings as of January 1, 2019 without adjustments to the comparative information of the previous period. In the application of the modified retrospective method, the carrying amount of the lease liability at the date of the initial application is determined by discounting the remaining lease payments of lease agreements that were classified as operating leases under IAS 17 using the incremental borrowing rate at date of initial application. Furthermore, right-of-use assets are to be recognized. In the application of the modified retrospective method, the carrying amount of the right-of-use asset equals the carrying amount of the lease liability (adjusted for any prepaid or accrued lease payments). For a part of the existing contracts, the Company recognizes the right-of-use asset with its carrying amount assuming the new standard had been applied since the commencement date of the lease discounted using its incremental borrowing rate at the date of initial application.

Regarding the options and exemptions available upon the initial application of IFRS 16 the Company adopted the following approach:

  •
  IFRS 16 is only applied to contracts that were previously identified as leases under IAS 17 and IFRIC 4.

  •
  Recognition, valuation and disclosure principles of IFRS 16 are not applied to lease contracts with a lease term ending in less than 12 months from the date of the initial application. The respective lease contracts are accounted for as if they were short term leases and recognized as an expense accordingly.

  •
  Material initial direct costs are included in the measurement of a right-of-use asset with the carrying amount assuming the new standard was applied since the commencement date of the lease.

  •
  Upon initial recognition no impairment review is performed. The right-of-use assets are adjusted for onerous contract provisions, recognized on the consolidated balance sheet immediately before the date of initial application.

Right-of-use assets from lease contracts are classified in accordance with the group's classification of property, plant and equipment:

  •
  Right-of-use assets: Land

  •
  Right-of-use assets: Buildings and improvements

  •
  Right-of-use assets: Machinery and equipment

In addition to the right-of-use asset categories above, prepayments on right-of-use assets are presented separately. Right-of-use assets from lease contracts and lease obligations are presented separately from property, plant and equipment and other financial debt in the consolidated balance sheet.

For lease contracts that include both lease and non-lease components that are not separable from lease components, no allocation is performed. Each lease component and any associated non-lease components are accounted for as a single lease.

IFRS 17

In May 2017, the IASB issued IFRS 17. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. IFRS 17 is effective for fiscal years beginning on or after January 1, 2021. Earlier adoption is permitted for entities

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

that have also adopted IFRS 9 and IFRS 15. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

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

a)    Recoverability of goodwill and intangible assets

The growth of the business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names, management contracts, non-compete agreements, customer relationships and distribution agreements. At December 31, 2018, the carrying amount of goodwill and non-amortizable intangible assets amounted to €12,395,641 (€12,281,648 at December 31, 2017) representing approximately 47% and 51% of the Company's total assets at December 31, 2018 and 2017, respectively.

In accordance with IAS 36, the Company performs an impairment test of goodwill and non-amortizable intangible assets at least once a year for each cash-generating unit or more frequently if the Company becomes aware of events that occur or if circumstances change that would indicate the carrying value may not be recoverable (see also note 1 f).

To comply with IFRS to determine possible impairments of these assets, the value in use of the CGUs is first compared to the CGUs' carrying amount.

The value in use of each CGU is determined using estimated future cash flows for the unit discounted by a weighted average cost of capital (WACC) specific to that CGU. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. The key assumptions represent management's assessment of future trends and have been based on historical data from both external and internal sources. In determining discounted cash flows, the Company utilizes for every CGU its three-year budget, projections for years four to ten and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the health care services the Company provides, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of its services.

The CGU's average revenue growth for the ten-year planning period is within a mid-single-digit range for the North America Segment, EMEA Segment and the Latin America Segment, whereas for the Asia-Pacific Segment the average revenue growth is in the high single-digits.

A substantial portion of the Company´s profit is generated in North America. The Company expects a stable operating income margin with a higher margin in dialysis business compensating a lower margin in Care Coordination.

The CGU's expected growth rates for the period beyond ten years are: North America 1.0%, EMEA 1.0%, Asia-Pacific 4.0% and Latin America 3.45%. The discount factor is determined by the WACC of the respective CGU. The Company's WACC consists of a basic rate adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions within each CGU, until they are appropriately integrated. In 2018, the pre-tax WACC, for the respective CGU is 7.42% (2017: 7.30%) for North America, 9.46% (2017: 9.43%) for EMEA, 7.81% (2017: 7.58%) for Asia Pacific and 16.75% (2017: 18.31%) for Latin America. An overview

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

of the carrying amounts of goodwill and intangibles with indefinite useful life for each CGU is shown in note 11.

To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values and intangible asset's fair value is determined using a discounted cash flow approach or other methods, if appropriate.

A prolonged downturn in the health care industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing health care services and for procuring and selling health care products could adversely affect the Company's estimated future cash flows. Future adverse changes in a cash-generating unit's economic environment of a CGU could affect the country specific risk rate and therefore the discount rate. Equally an increase of the general interest rate level could affect the base rate and therefore the discount rate. A decrease in the estimated future cash flows and/or a decline in the cash-generating units economic environment could result in impairment charges to goodwill and other intangible assets with indefinite useful life which could materially and adversely affect the Company's future financial position and operating results.

In 2018, the recoverable amount of Latin America exceeds the carrying amount by €23,985. Sensitivity analysis showed that a rise in the pre-tax WACC by 0.27 percentage points, that could be caused by an increase in the Company's beta factor or an increase in the risk-free interest rate, would lead to a recoverable amount of the CGU Latin America to be equal to the carrying amount. The operating income margin of the CGU Latin America must decrease by 0.32 percentage points each year in order for the recoverable amount of Latin America to be equal to the carrying amount. The growth rate of the residual value of the CGU Latin America must decrease by 0.47 percentage points in order for the recoverable amount of Latin America to be equal to the carrying amount.

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

c)    Trade accounts and other receivables and allowance for doubtful accounts

Trade accounts and other receivables are a substantial asset of the Company and the allowance for doubtful accounts is based upon a significant estimate made by management. Trade accounts and other receivables were €3,337,706 and €3,389,326 at December 31, 2018 and 2017, respectively, net of allowances for doubtful accounts of €118,015 at December 31, 2018 and €474,891 at December 31, 2017.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Receivables resulting from health care services are recognized and billed at amounts estimated to be collectable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors with which the Company has contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at the Company's standard rates for services and, in the Company's North America segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement. The contractual adjustment and the allowance for doubtful accounts are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented. The collectability of receivables is reviewed locally on a regular basis, generally monthly.

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

Due to the number of subsidiaries and different countries that the Company operates in, the Company's policy of determining when an individual allowance is required considers the appropriate individual local facts and circumstances that apply to an account. While payment and collection practices vary significantly between countries and even agencies within one country, government payors usually represent low to moderate credit risks. It is the Company's policy to determine when receivables should be classified as bad debt on a local basis taking into account local payment practices and local collection experience. An individual allowance is calculated locally if specific circumstances indicate that amounts will not be collectible.

Receivables where the expected credit loss are not assessed individually are grouped based on geographical regions and the impairment is assessed based on macroeconomic indicators such as credit default swaps. For more information regarding the impairment on trade accounts and other receivables please refer to note 1 h).

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

If, in addition to the Company's existing allowances, 1% of the gross amount of the Company's trade accounts receivable as of December 31, 2018 were uncollectible through either a change in the Company's

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

estimated contractual adjustment or revised estimate of the collectability, the Company's operating income for 2018 would have been reduced by approximately 1.1%.

The following table shows the portion of major debtors or debtor groups of trade accounts and other receivables as at December 31, 2018 and 2017. No single debtor, other than U.S. Medicare and Medicaid, accounted for more than 5% of total trade accounts and other receivables in any of these years. Amounts pending approval from third party payors represented less than 3% of the accounts receivable at December 31, 2018.

Composition of trade accounts and other receivables
	December 31,
	2018	2017
U.S. Government health care programs	33%	28%
U.S. commercial payors	14%	14%
U.S. hospitals	5%	11%
Self-pay of U.S. patients	2%	1%
Other North America segment payors	3%	2%
Product customers and health care payors outside the North America Segment	43%	44%

Total	100%	100%

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

g)    Income taxes

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. Different interpretations of tax laws may lead to potential additional tax payments or tax refunds for prior years. To consider income tax provisions or income tax receivables of uncertain tax assessments management's estimations are based on local tax rules of the respective tax jurisdiction and the interpretation of such. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. For further information to estimates related to the recoverability of deferred taxes, see note 1 m).

3.     Acquisitions, investments, purchases of intangible assets and divestitures

The Company completed acquisitions, investments and the purchase of intangible assets in the amount of €956,803, €682,676 and €774,277 in 2018, 2017 and 2016, respectively. In 2018, €925,267 was paid in cash and €31,536 were assumed obligations and non-cash consideration. In 2017, €565,694 was paid in cash and €

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

116,982 were assumed obligations and non-cash consideration. In 2016, €521,800 was paid in cash and €252,477 were assumed obligations and non-cash consideration.

Acquisitions

The Company made acquisitions of €280,643, €638,307 and €632,342 in 2018, 2017 and 2016, respectively in order to expand the scope of its services and to increase its market shares in the respective countries. In 2018, €249,965 was paid in cash and €30,678 were assumed obligations and non-cash consideration. In 2017, €521,325 was paid in cash and €116,982 were assumed obligations and non-cash consideration. In 2016, €379,865 was paid in cash and €252,477 were assumed obligations and non-cash consideration.

The Company's acquisition spending was driven primarily by the purchase of dialysis clinics in the normal course of its operations in 2018, 2017 and 2016 as well as the acquisition of an operator of day hospitals in Australia in 2017 and the purchase of a medical technology company focusing on the treatment of lung and cardiac failure in 2016.

Impacts on consolidated financial statements from acquisitions

The assets and liabilities of all acquisitions were recorded at their estimated fair value at the date of the acquisition and are included in the Company's financial statements and operating results from the effective date of acquisition. The previous year's acquisitions did not have a significant impact on the consolidated financial statements in 2018.

The excess of the total acquisition costs over the fair value of the net assets acquired resulted in goodwill of €328,702 and €651,491 at December 31, 2018 and 2017, respectively.

The purchase price allocations for all collectively and individually non-material acquisitions for 2018 are not yet finalized. The Company is in the process of obtaining and evaluating the information necessary for the purchase price allocations, primarily related to property, plant and equipment, intangible assets, accounts receivable and other liabilities. In 2018, based on preliminary purchase price allocations, the Company recorded €328,702 of goodwill and €12,368 of intangible assets, which represent the share of both controlling and noncontrolling interests. Goodwill arose principally due to the fair value of the established streams of future cash flows for these acquisitions versus building similar franchises.

Business combinations during 2018 increased the Company's net income (net income attributable to shareholders of FMC-AG & Co. KGaA) by €2,434, excluding the costs of the acquisitions, and revenue increased by €59,452. Total assets increased €360,375 due to business combinations.

Investments and purchases of intangible assets

Investments and purchases of intangible assets were €676,160, €44,369 and €141,935 in 2018, 2017 and 2016, respectively. These amounts were primarily driven by investments in securities and an equity investment in Humacyte, a medical research, discovery and development company, to gain a 19% fully diluted ownership stake as well as a related exclusive global distribution right to Humacyte's bioengineered human acellular vessels in 2018, as well as purchases of intangible assets and an investment in securities in 2017, and an investment in securities and notes receivables related to an equity method investee in 2016. Of this amount €675,302, €44,369 and €141,935 were paid in cash in 2018, 2017 and 2016, respectively.

Divestitures

Proceeds from divestitures were €1,683,292, €437,031 and €193,893 in 2018, 2017 and 2016, respectively. These amounts mainly related to the divestiture of the controlling interest in Sound Inpatient Physicians, Inc. ("Sound") (see notes 4 c) and 25) as well as divestitures of securities in 2018, the sale of a provider of non-dialysis laboratory testing services and a provider of outsourced clinical services in the North America Segment, divestitures of securities in 2017, a divestment of securities and the repayment of notes receivables related to an equity method investee in 2016. In 2018, €1,682,975 was received in cash and €317 were non-cash components. In 2017, €415,388 was received in cash and €21,643 were non-cash components. In 2016, €190,247 was received in cash and €3,646 were non-cash components.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

4.     Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statement of income for the year ended December 31, 2018:

Revenue
in € THOUS
	2018
	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	11,420,415	—	11,420,415
Care Coordination	1,622,862	221,012	1,843,874

	13,043,277	221,012	13,264,289

Health care products
Dialysis products	3,115,753	93,068	3,208,821
Non-dialysis products	73,763	—	73,763

	3,189,516	93,068	3,282,584

Total	16,232,793	314,080	16,546,873

The Company has recognized the following amounts as receivables and contract liabilities relating to contracts with customers for the year ended December 31, 2018:

Trade accounts receivables and contract liabilities
in € THOUS
2018
Trade accounts receivables	3,284,712
Contract liabilities	37,632

Impairment losses in the amount of €16,981 relate to receivables arising from contracts with customers.

Contract liabilities primarily relate to advance payments from customers and to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions whereas a receivable is recognized once the machine is billed to the customer.

Contract liabilities are shown in the consolidated balance sheet in line item "Current provisions and other current liabilities".

At December 31, 2018, performance obligations of €1,157,314 are unsatisfied (or partially unsatisfied).

Expected recognition of the transaction price allocated to unsatisfied performance obligations as revenue for the next five years and in the aggregate for the five years thereafter are as follows:

Unsatisfied performance obligations
in € THOUS
1 year	286,003
1 - 3 years	435,325
3 - 5 years	369,238
5 - 10 years	66,748

Total	1,157,314

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

b)    Selling, general and administrative expenses

Selling, general and administrative expenses are generated in the administrative, logistic and selling functions which are not attributable to production or research and development. In addition, general and administrative expenses included realized and unrealized foreign exchange gains and losses. In 2018, general and administrative expenses included a Foreign Corrupt Practices Act ("FCPA") related charge of €77,200 (see note 22), an impairment loss on intangible assets and goodwill of €64,719, a net gain from the revaluation of variable payments outstanding for acquisitions of €36,327, a net gain from the sale of fixed assets of €6,041 and a net loss from the sale of investments of €7,938. In 2017, general and administrative expenses included a FCPA related charge of €200,000 (see note 22), a net gain from the sale of fixed assets of €31,959, a net gain from the sale of investments of €36,402 and a net gain from the revaluation of variable payments outstanding for acquisitions of €2,685. In 2016, general and administrative expenses included a net loss from the sale of fixed assets of €11,074, a net gain from the sale of investments of €2,912 and a net loss from the revaluation of variable payments outstanding for acquisitions of €613. For further information, see note 22.

c)    (Gain) loss related to divestitures of Care Coordination activities

On April 20, 2018, the Company signed a definitive agreement to divest its controlling interest in Sound to an investment consortium led by Summit Partners, L.P., ("Summit Consortium"). Upon receipt of the required regulatory approvals under the Hart-Scott-Rodino Antitrust Improvements Acts of 1976, as amended, and the satisfaction of customary closing conditions, the divestiture was consummated on June 28, 2018. The total transaction proceeds were $1,770,516 (€1,531,109), net of related tax payments. The pre-tax gain related to divestitures for Care Coordination activities was €809,003, which primarily related to this divestiture, the effect of the six month impact from the increase in valuation of Sound's share based payment program, incentive compensation expense and other costs caused by the divestment of Sound. Sound was included in Care Coordination within the North America Segment. The Company's history with Sound, prior to divestment, includes the following milestones:

  •
  In July 2014, the Company made an investment for a majority interest in Sound, a physician services organization focused on hospitalist, emergency, intensivist and post-acute care services, furthering its strategic investments and expanding the health care services we offer.

  •
  In November 2014, Sound acquired Cogent Healthcare, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers.

  •
  In 2017, the Company increased its interest in Sound raising the Company majority interest to almost 100% during the first half of 2017.

d)    Research and development expenses

Research and development expenses of €133,615 (2017: €130,704 and 2016: €146,511) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €341 (2017: €432 and 2016: €724).

e)    Cost of materials

The cost of materials for the year ended December 31, 2018, 2017 and 2016 consisted of the following:

Cost of materials
in € THOUS
	2018	2017	2016
Cost of raw materials, supplies and purchased components	4,399,968	4,305,683	3,696,528
Cost of purchased services	460,782	450,417	414,289

Cost of materials	4,860,750	4,756,100	4,110,817

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

f)    Personnel expenses

Included within costs of revenue, selling, general and administrative expenses and research and development expenses are personnel expenses in the amount of €6,439,653, €6,900,023 and €6,290,504 for the year ended December 31, 2018, 2017 and 2016, respectively. Personnel expenses consisted of the following:

Personnel expenses
in € THOUS
	2018	2017	2016
Wages and salaries	5,025,128	5,396,339	4,940,931
Social security contributions and cost of retirement benefits and social assistance	1,414,525	1,503,684	1,349,573
thereof retirement benefits	156,581	147,332	134,572

Personnel expenses	6,439,653	6,900,023	6,290,504

The Company employed the following personnel on a full-time equivalents basis, on average, for the following years:

Employees by function
	2018	2017	2016
Production and Services	97,971	98,547	94,201
Administration	10,510	9,962	9,318
Sales and Marketing	3,360	3,272	3,099
Research and Development	881	804	736

Total employees	112,722	112,585	107,354

g)    Net interest

Net interest in the amount of €301,062 (2017: €364,824 and 2016: €363,408) included interest expense of €448,471 (2017: €416,199 and 2016: €426,809) and interest income of €147,409 (2017: €51,375 and 2016: €63,401). Interest expenses resulted mainly from the Company's financial liabilities which are not accounted for at fair value through profit and loss (see note 13 and note 14) and interest expense related to uncertain tax treatments. In 2018, interest income primarily results from the valuation of the derivatives embedded in the equity-neutral convertible bonds ("Convertible Bonds"), interest on overdue receivables and lease receivables as well as interest related to uncertain tax treatments. In 2017, interest income was mainly attributable to the valuation of the Share Options, interest on overdue receivables and lease receivables as well as interest income related to uncertain tax treatment. In 2016, a large part of interest income was attributable to interest income related to uncertain tax treatment as well as the valuation of the derivatives embedded in the Convertible Bonds (see note 23).

h)    Income taxes

Income before income taxes is attributable to the following geographic locations:

Income before income taxes
in € THOUS
	2018	2017	2016
Germany	161,861	(20,363)	194,068
United States	2,191,834	1,589,501	1,491,059
Other	383,041	428,477	360,367

Total	2,736,736	1,997,615	2,045,494

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Income tax expense (benefit) for the years ended December 31, 2018, 2017 and 2016 consisted of the following:

Income tax expense (benefit)
in € THOUS
	2018	2017	2016
Current
Germany	45,136	77,934	53,316
United States	261,211	437,201	454,718
Other	115,561	130,992	128,320

	421,908	646,127	636,354

Deferred
Germany	(34,685)	(36,022)	(23,703)
United States	145,700	(156,704)	27,570
Other	(21,844)	(10,320)	(14,779)

	89,171	(203,046)	(10,912)

Total	511,079	443,081	625,442

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined statutory tax rates were 30,18%, 29.90% and 29.69% for the fiscal years ended December 31, 2018, 2017 and 2016, respectively.

Reconciliation of income taxes
in € THOUS
	2018	2017	2016
Expected corporate income tax expense	825,810	597,187	607,206
Tax free income	(50,747)	(44,302)	(37,495)
Income from equity method investees	(18,185)	(18,706)	(15,642)
Tax rate differentials	(106,258)	139,122	133,550
Non-deductible expenses	60,721	106,125	32,080
Taxes for prior years	(91,138)	(20,573)	(10,077)
Noncontrolling partnership interests	(61,936)	(105,832)	(105,536)
Tax on divestitures	(74,560)	—	—
Tax rate changes	(219)	(238,130)	(120)
Change in realizability of deferred tax assets and tax credits	3,211	7,254	5,945
Withholding taxes	4,564	6,606	7,909
Other	19,816	14,330	7,624

Income tax expense	511,079	443,081	625,442

Effective tax rate	18.7%	22.2%	30.5%

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The tax effects of the temporary differences and net operating losses that give rise to deferred tax assets and liabilities at December 31, 2018 and 2017, are presented below:

Deferred income tax assets and liabilities
in € THOUS
	2018	2017
Deferred tax assets
Trade accounts receivable	25,090	19,821
Inventories	70,223	56,672
Intangible assets	6,980	6,925
Property, plant and equipment and other non-current assets	62,124	60,186
Provisions and other liabilities	93,637	116,045
Pension liabilities	98,278	80,868
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	93,890	118,994
Derivatives	2,160	2,215
Compensation expense related to stock options	3,732	16,933
Other	15,390	11,894

Total deferred tax assets	471,504	490,553

Deferred tax liabilities
Trade accounts receivable	29,596	18,171
Inventories	12,598	7,401
Intangible assets	433,228	410,941
Property, plant and equipment and other non-current assets	136,392	97,779
Provisions and other liabilities	14,678	6,714
Derivatives	1,978	2,480
Other	123,870	99,439

Total deferred tax liabilities	752,340	642,925

Net deferred tax liabilities	(280,836)	(152,372)

In the consolidated balance sheets, the accumulated amounts of deferred tax assets and liabilities are shown as follows:

Net deferred income tax assets and liabilities
in € THOUS
	2018	2017
Deferred tax assets	345,685	315,168
Deferred tax liabilities	626,521	467,540

Net deferred tax liabilities	(280,836)	(152,372)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The net operating losses included in the table below reflect U.S. federal tax, German corporate income tax, and other tax loss carryforwards in the various countries in which the Company operates, and expire as follows:

Net operating loss carryforwards
in € THOUS
2019	12,655
2020	5,889
2021	7,182
2022	9,439
2023	10,738
2024	3,390
2025	3,277
2026	6,110
2027	9,385
2028 and thereafter	47,990
Without expiration date	181,479

Total	297,534

Included in the balance of net operating loss carryforwards at December 31, 2018 are €166,313 not expected to be absorbed. Deferred tax assets regarding this portion are not recognized.

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deferred tax assets at December 31, 2018.

The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign subsidiaries in which the Company has ownership of less than 100% that will not be reinvested. At December 31, 2018, the Company provided for €10,656 (2017: €11,744) of deferred tax liabilities associated with earnings that are likely to be distributed in 2019 and the following years. Provision has not been made for additional taxes on €8,240,031 (2017: €5,978,278) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

In the U.S., the tax reform was enacted by signature of the president of the Tax Cuts and Jobs Act on December 22, 2017. The Act reduced the U.S. corporate income tax rate from 35% to 21% effective from January 1, 2018. Deferred tax assets and liabilities expected to reverse in 2018 and beyond, were remeasured using the corporate income tax rate that was enacted by the balance sheet date and will apply for future financial years. For the year ended December 31, 2017, the remeasurement of deferred tax assets and liabilities resulted in a deferred tax benefit of €235,692 which was recognized in tax expense affecting profit and loss and included in the balance of €238,130 in the reconciling item "tax rate changes" in the table "reconciliation of income taxes" above.

5.     Related party transactions

Fresenius SE is the Company's largest shareholder and owns 30.75% of the Company's outstanding shares, excluding treasury shares held by the Company, at December 31, 2018. The Company has entered into certain arrangements for services, leases and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The Company's terms related to

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item b) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item c) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

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

The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026. As of December 31, 2018 and 2017, future minimum rental payments under non-cancelable operating leases with Fresenius SE were €40,316 and €53,374 as well as €107,797 and €118,962 with other Fresenius SE affiliates, respectively. These minimum rental payments are included within the amounts disclosed in note 21.

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

The Company entered into an agreement with a Fresenius SE company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE company in the amount of €4,497 during the year ended December 31, 2018.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., ("VFMCRP"), an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP. Under the terms of a certain unconditional purchase agreement, the Company is obligated to purchase approximately €2,206,742 of pharmaceuticals, of which €305,188 is committed at December 31, 2018 for 2019. The term of this agreement runs until 2025.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements, lease agreements and products
in € THOUS
	2018		2017		2016		December 31, 2018		December 31, 2017
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements(1)
Fresenius SE	445	24,456	381	21,704	389	20,220	378	4,019	40	2,948
Fresenius SE affiliates	3,819	101,590	11,111	81,491	4,866	74,083	681	8,470	9,445	4,696
Equity method investees	20,043	—	17,797	—	17,578	—	2,449	—	1,738	—

Total	24,307	126,046	29,289	103,195	22,833	94,303	3,508	12,489	11,223	7,644

Lease agreements
Fresenius SE	—	8,745	—	8,456	—	9,475	—	—	—	—
Fresenius SE affiliates	—	15,852	—	13,676	—	13,717	—	—	—	—

Total	—	24,597	—	22,132	—	23,192	—	—	—	—

Products
Fresenius SE	—	—	1	—	2	—	—	—	—	—
Fresenius SE affiliates	33,564	39,181	30,529	40,467	26,049	43,390	8,750	3,658	9,148	3,976
Equity method investees	—	425,430	—	399,180	—	371,241	—	57,975	—	36,550

Total	33,564	464,611	30,530	439,647	26,051	414,631	8,750	61,633	9,148	40,526

(1)
In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €9,376 and €6,397 at December 31, 2018 and 2017.

b)    Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2018 and December 31, 2017, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €80,228 and €91,026, respectively. As of December 31, 2018 and December 31, 2017, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €32,454 and €76,159, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

At August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2019 with an interest rate of 0.825%. At November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2019 with an interest rate of 0.825%.

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

At December 31, 2018 and December 31, 2017, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €6,000 and €6,000, respectively. The bonds were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually. For further information on these bonds, see note 14.

At December 31, 2018 and December 31, 2017, the Company borrowed from Fresenius SE in the amount of €185,900 at an interest rate of 0.825% and €6,000 at an interest rate of 0.825%, respectively. For further information on this loan agreement, see note 13.

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

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €14,612, €25,995 and €18,153, respectively, for its management services during 2018, 2017 and 2016 and included an annual fee of €120 as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner's share capital (€3,000 as of December 31, 2018). As of December 31, 2018 and December 31, 2017, the Company had accounts receivable from the General Partner in the amount of €176 and €246, respectively. As of December 31, 2018 and December 31, 2017, the Company had accounts payable to the General Partner in the amount of €47,205 and €23,020, respectively.

Effective May 17, 2018, Dr. Gerd Krick, resigned from the position of Chairman of the Company's Supervisory Board. Dr. Gerd Krick retains his positions as Chairman of the supervisory board of Fresenius SE and of the general partner of Fresenius SE. He is also a member of the supervisory board of the Company's General Partner.

Effective May 17, 2018, Dr. Dieter Schenk assumed the position of Chairman of the Company's Supervisory Board. Dr. Dieter Schenk retains his positions as the Vice Chairman of the supervisory board of the general partner of Fresenius SE as well as the Vice Chairman of the supervisory board of the Company's General Partner. He is also Chairman of the Advisory Board of a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He was also a partner in a law firm which provided services to the Company and certain of its subsidiaries until December 31, 2017. While Dr. Dieter Schenk was a partner in the law firm, the Company incurred expenses in the amount of €2,337 and €1,258 for services during 2017 and 2016, respectively. Three of the five members of the Company's Supervisory Board, including the Chairman Dr. Dieter Schenk and the Vice Chairman Rolf A. Classon, are also members of the supervisory board of the Company's General Partner.

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

6.     Cash and cash equivalents

As of December 31, 2018 and 2017, cash and cash equivalents are as follows:

Cash and cash equivalents
in € THOUS
	2018	2017
Cash	831,885	620,145
Securities and time deposits	1,313,747	357,964

Cash and cash equivalents	2,145,632	978,109

The cash and cash equivalents disclosed in the table above, and respectively in the consolidated statement of cash flows, include at December 31, 2018 an amount of €5,002 (2017: €53,694) from collateral requirements towards an insurance company in North America that are not available for use.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

7.     Trade accounts and other receivables

As of December 31, 2018, the allowance on trade accounts and other receivables includes the impact from the implementation of IFRS 9 which resulted in an increase of €3,490 in the allowance.

Due to the implementation of IFRS 15 the implicit price concessions in North America are deducted from the trade accounts and other receivables and are no longer part of the corresponding allowance. This isolated impact of €366,010 as of December 31, 2018 was recorded against trade accounts receivable and the allowance.

As of December 31, 2018 and December 31, 2017, trade accounts and other receivables are as follows:

Trade accounts and other receivables
in € THOUS
	December 31, 2018		December 31, 2017
		thereof Credit- Impaired
Trade accounts and other receivables, gross	3,455,721	325,240	3,864,217
thereof Finance Lease Receivables	28,726	—	58,336
less allowances	(118,015)	(85,775)	(474,891)

Trade accounts and other receivables	3,337,706	239,465	3,389,326

The other receivables in the amount of €66,496 include receivables from finance leases, operating leases and insurance contracts.

All trade accounts and other receivables are due within one year. A small portion of the trade account receivables are subject to factoring agreements.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €120,668 (December 31, 2017: €90,344) are included in the balance sheet item "Other non-current assets". For these trade accounts receivables and finance leases, the implementation of IFRS 9 results in an increase of the allowance, which amounts to €278.

The following table shows the development of the allowance for doubtful accounts in the fiscal years 2018, 2017 and 2016:

Development of allowance for doubtful accounts
in € THOUS
	2018	2017	2016
Allowance for doubtful accounts as of January 1	474,891	482,461	427,841
Change in valuation allowances as recorded in the consolidated statements of income	19,112	549,631	430,974
Write-offs and recoveries of amounts previously written-off	(378,201)	(501,229)	(391,827)
Foreign currency translation	2,213	(55,972)	15,473

Allowance for doubtful accounts as of December 31	118,015	474,891	482,461

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following tables show the ageing analysis of trade accounts and other receivables and the allowance for doubtful accounts as of December 31, 2018 and as of December 31, 2017:

Aging analysis of trade accounts and other receivables 2018
in € THOUS
	not overdue	up to 3 months overdue	3 to 6 months overdue	6 to 12 months overdue	more than 12 months overdue	Total
Trade accounts and other receivables	1,949,665	848,092	217,024	194,769	246,171	3,455,721
less allowance for doubtful accounts	(8,043)	(4,711)	(5,209)	(5,946)	(94,106)	(118,015)

Trade accounts and other receivables, net	1,941,622	843,381	211,815	188,823	152,065	3,337,706

Aging analysis of trade accounts and other receivables 2017
in € THOUS
	not overdue	up to 3 months overdue	3 to 6 months overdue	6 to 12 months overdue	more than 12 months overdue	Total
Trade accounts receivable	2,139,444	807,030	312,129	241,372	364,242	3,864,217
less allowance for doubtful accounts	(61,219)	(123,226)	(67,484)	(58,441)	(164,521)	(474,891)

Trade accounts receivable, net	2,078,225	683,804	244,645	182,931	199,721	3,389,326

8.     Inventories

At December 31, 2018 and December 31, 2017, inventories consisted of the following:

Inventories
in € THOUS
	2018	2017
Finished goods	774,133	672,851
Health care supplies	391,593	343,351
Raw materials and purchased components	224,054	193,295
Work in process	77,023	81,282

Inventories	1,466,803	1,290,779

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €492,062 of materials, of which €262,362 is committed at December 31, 2018 for 2019. The terms of these agreements run 1 to 5 years. Another unconditional purchase agreement exists with an equity method investee of the Company. For further information on this agreement, see note 5.

Allowances on Inventories amounted to €62,990 and €47,329 for the years ended December 31, 2018 and 2017, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

9.     Other current assets

At December 31, 2018 and 2017, other current assets consisted of the following:

Other current assets
in € THOUS
	2018	2017
Income taxes receivable	159,290	56,153
Other taxes receivable	107,708	90,808
Debt securities	99,592	—
Receivables for supplier rebates	68,203	48,222
Prepaid rent	57,319	52,251
Payments on account	54,778	51,282
Prepaid insurance	23,632	20,629
Deposit / Guarantee / Security	19,915	15,465
Derivatives	7,837	11,810
Other	205,809	257,830

Other current assets	804,083	604,450

The item "Other" in the table above primarily includes loans to customers, receivables from employees and notes receivables.

10.   Property, plant and equipment

At December 31, 2018 and 2017, the acquisition or manufacturing costs and the accumulated depreciation of property, plant and equipment consisted of the following:

Acquisition or manufacturing costs
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2018
Land	56,540	2,299	358	605	490	(1,405)	58,887
Buildings and improvements	2,881,688	108,998	692	67,272	328,718	(75,664)	3,311,704
Machinery and equipment	4,174,027	96,766	(2,576)	465,117	29,325	(220,753)	4,541,906
Machinery, equipment and rental equipment under capitalized leases	80,916	3,880	(98)	6,259	665	(1,888)	89,734
Construction in progress	462,226	6,759	4,519	419,347	(387,131)	(552)	505,168

Property, plant and equipment	7,655,397	218,702	2,895	958,600	(27,933)	(300,262)	8,507,399

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Acquisition or manufacturing costs
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2017
Land	65,041	(4,528)	198	1,748	298	(6,217)	56,540
Buildings and improvements	2,997,533	(311,782)	8,971	40,577	276,435	(130,046)	2,881,688
Machinery and equipment	4,156,542	(314,568)	20,057	463,516	47,169	(198,689)	4,174,027
Machinery, equipment and rental equipment under capitalized leases	83,558	(6,825)	(3,082)	8,799	(195)	(1,339)	80,916
Construction in progress	442,289	(43,012)	781	390,909	(326,565)	(2,176)	462,226

Property, plant and equipment	7,744,963	(680,715)	26,925	905,549	(2,858)	(338,467)	7,655,397

Depreciation
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2018
Land	1,239	38	—	—	—	18	1,295
Buildings and improvements	1,580,103	65,251	(1,484)	221,866	(786)	(46,897)	1,818,053
Machinery and equipment	2,538,436	58,817	(4,278)	400,439	(13,986)	(180,719)	2,798,709
Machinery, equipment and rental equipment under capitalized leases	43,848	2,485	(289)	9,118	30	(1,860)	53,332
Construction in progress	—	—	—	—	—	—	—

Property, plant and equipment	4,163,626	126,591	(6,051)	631,423	(14,742)	(229,458)	4,671,389

Depreciation
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2017
Land	1,270	(47)	—	—	—	16	1,239
Buildings and improvements	1,624,145	(174,475)	(426)	216,458	(2,350)	(83,249)	1,580,103
Machinery and equipment	2,498,941	(184,907)	(3,024)	395,570	2,147	(170,291)	2,538,436
Machinery, equipment and rental equipment under capitalized leases	40,981	(3,407)	(2,995)	10,678	(481)	(928)	43,848
Construction in progress	—	—	—	—	—	—	—

Property, plant and equipment	4,165,337	(362,836)	(6,445)	622,706	(684)	(254,452)	4,163,626

Book value
in € THOUS
	December 31, 2018	December 31, 2017
Land	57,592	55,301
Buildings and improvements	1,493,651	1,301,585
Machinery and equipment	1,743,197	1,635,591
Machinery, equipment and rental equipment under capitalized leases	36,402	37,068
Construction in progress	505,168	462,226

Property, plant and equipment	3,836,010	3,491,771

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Depreciation expense for property, plant and equipment amounted to €631,423, €622,706 and €594,019 for the years ended December 31, 2018, 2017, and 2016, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

Included in machinery and equipment at December 31, 2018 and 2017 were €731,427 and €657,618, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

At December 31, 2018, the hyperinflationary effects on property, plant and equipment consisted of the following:

Effect of hyperinflation in Argentina
in € THOUS
	Acquisition or manufacturing costs	Accumulated depreciation	December 31, 2018
Land	1,581	—	1,581
Buildings and improvements	13,575	5,454	8,121
Machinery and equipment	21,821	15,321	6,500
Machinery, equipment and rental equipment under capitalized leases	—	—	—
Construction in progress	656	—	656

Property, plant and equipment	37,633	20,775	16,858

11.   Intangible assets and goodwill

At December 31, 2018 and 2017, the acquisition or manufacturing costs and the accumulated amortization of intangible assets and goodwill consisted of the following:

Acquisition or manufacturing costs
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2018
Amortizable intangible assets
Non-compete agreements	310,163	12,427	6,339	720	(2)	(4,737)	324,910
Technology	149,191	3,973	—	—	—	—	153,164
Licenses and distribution agreements	173,713	3,049	—	61,166	(3)	(2,300)	235,625
Customer relationships	147,096	2,015	(125,264)	—	—	—	23,847
Construction in progress	78,757	2,785	—	107,097	(23,050)	(17,587)	148,002
Internally developed intangibles	169,095	2,158	(9,763)	17,501	38,643	(601)	217,033
Other	358,092	9,490	(3,368)	9,881	12,883	(5,588)	381,390

	1,386,107	35,897	(132,056)	196,365	28,471	(30,813)	1,483,971

Non-amortizable intangible assets
Tradename	174,689	8,212	—	—	—	—	182,901
Management contracts	3,038	96	—	—	—	—	3,134

	177,727	8,308	—	—	—	—	186,035

Intangible assets	1,563,834	44,205	(132,056)	196,365	28,471	(30,813)	1,670,006

Goodwill	12,103,921	441,972	(336,287)	—	—	—	12,209,606

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Acquisition or manufacturing costs
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Additions	Reclassi- fications	Disposals	December 31, 2017
Amortizable intangible assets
Non-compete agreements	342,157	(39,132)	11,046	—	(1,541)	(2,367)	310,163
Technology	167,814	(11,924)	(1,370)	—	—	(5,329)	149,191
Licenses and distribution agreements	182,855	(11,079)	(535)	4,119	(398)	(1,249)	173,713
Customer relationships	247,428	(23,852)	(76,480)	—	—	—	147,096
Construction in progress	17,904	(2,689)	16,600	56,718	(9,776)	—	78,757
Internally developed intangibles	164,396	(13,244)	—	13,878	6,668	(2,603)	169,095
Other	375,355	(31,215)	6,036	12,693	796	(5,573)	358,092

	1,497,909	(133,135)	(44,703)	87,408	(4,251)	(17,121)	1,386,107

Non-amortizable intangible assets
Tradename	198,692	(24,003)	—	—	—	—	174,689
Management contracts	3,318	(280)	—	—	—	—	3,038

	202,010	(24,283)	—	—	—	—	177,727

Intangible assets	1,699,919	(157,418)	(44,703)	87,408	(4,251)	(17,121)	1,563,834

Goodwill	12,955,574	(1,448,071)	596,418	—	—	—	12,103,921

Amortization
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Additions	Impairment loss	Reclassi- fications	Disposals	December 31, 2018
Amortizable intangible assets
Non-compete agreements	262,381	11,338	(1,468)	14,675	—	17	(4,647)	282,296
Technology	64,563	2,995	(356)	10,740	46,663	—	—	124,605
Licenses and distribution agreements	119,819	577	—	12,673	726	(3)	(2,300)	131,492
Customer relationships	50,572	727	(53,247)	9,226	—	—	(33)	7,245
Construction in progress	—	—	—	—	16,750	—	(16,750)	—
Internally developed intangibles	108,906	2,927	(2,475)	20,357	—	9,202	(574)	138,343
Other	274,535	8,003	(6,375)	25,753	580	6,064	(3,866)	304,694

	880,776	26,567	(63,921)	93,424	64,719	15,280	(28,170)	988,675

Amortization
in € THOUS
	January 1, 2017	Foreign currency translation	Changes in consolidation group	Additions	Impairment loss	Reclassi- fications	Disposals	December 31, 2017
Amortizable intangible assets
Non-compete agreements	278,102	(33,657)	—	21,790	—	(1,555)	(2,299)	262,381
Technology	61,133	(7,742)	—	11,172	—	—	—	64,563
Licenses and distribution agreements	114,934	(6,502)	—	12,646	—	(10)	(1,249)	119,819
Customer relationships	59,576	(6,795)	(24,977)	22,768	—	—	—	50,572
Construction in progress	—	—	—	—	—	—	—	—
Internally developed intangibles	102,024	(8,125)	—	16,051	—	780	(1,824)	108,906
Other	281,030	(24,193)	58	28,346	—	(5,640)	(5,066)	274,535

	896,799	(87,014)	(24,919)	112,773	—	(6,425)	(10,438)	880,776

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Book value
in € THOUS
	December 31, 2018	December 31, 2017
Amortizable intangible assets
Non-compete agreements	42,614	47,782
Technology	28,559	84,628
Licenses and distribution agreements	104,133	53,894
Customer relationships	16,602	96,524
Construction in progress	148,002	78,757
Internally developed intangibles	78,690	60,189
Other	76,696	83,557

	495,296	505,331

Non-amortizable intangible assets
Tradename	182,901	174,689
Management contracts	3,134	3,038

	186,035	177,727

Intangible assets	681,331	683,058

Goodwill	12,209,606	12,103,921

The amortization of intangible assets amounted to €93,424, €112,773 and €107,517 for the years ended December 31, 2018, 2017, and 2016, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

At December 31, 2018, the hyperinflationary effects on intangible assets and goodwill consisted of the following:

Effect of hyperinflation in Argentina
in € THOUS
	Acquisition or manufacturing costs	Accumulated depreciation	December 31, 2018
Amortizable intangible assets
Internally developed intangibles	142	129	13
Other	1,889	1,209	680

Intangible assets	2,031	1,338	693

Goodwill	20,197	2,118	18,079

Goodwill and intangible assets with indefinite useful lives

The increase in the carrying amount of goodwill is mainly a result of the impact of foreign currency translations and acquisitions, partially offset by the divestiture of Sound. The Company's acquisitions consisted primarily of the purchase of clinics in the normal course of operations in 2018 and 2017 and the acquisition of an operator of day hospitals in Australia in 2017.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The carrying amount of goodwill and intangibles with indefinite useful life is allocated to the CGUs at December 31, 2018 and 2017 as follows:

Allocation of the carrying amount to CGUs
in € THOUS
	North America		EMEA		Asia-Pacific		Latin America
	2018	2017	2018	2017	2018	2017	2018	2017
Goodwill	10,128,309	10,152,243	1,282,632	1,226,983	662,097	641,271	136,568	83,424
Management contracts with indefinite useful life	—	—	—	—	3,134	3,038	—	—
Trade name with indefinite useful life	182,329	174,074	—	—	—	—	572	615

The recoverability of goodwill and other separable intangible assets with indefinite useful lives recorded in the Company's consolidated balance sheets was verified. As a result, the Company did not record any impairment losses in 2018 and 2017.

12.   Current provisions and other current liabilities

Current provisions

The following table shows a reconciliation of the current provisions for 2018:

Development of current provisions
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Utilized	Reversed	Additions	Reclassifications	December 31, 2018
FCPA related charge	210,616	—	—	(63,836)	—	77,200	—	223,980
Self-insurance programs	223,536	9,510	(582)	(154,958)	—	120,801	—	198,307
Personnel expenses	28,786	142	220	(15,939)	(7,807)	11,134	25,894	42,430
Risk of lawsuit	14,918	(345)	—	(6,513)	(5)	24,249	—	32,304
Other current provisions	25,056	495	327	(8,922)	(3,027)	13,566	—	27,495

Current provisions	502,912	9,802	(35)	(250,168)	(10,839)	246,950	25,894	524,516

FCPA related charge

The Company recorded charges of €200,000 in 2017 and €77,200 in 2018 encompassing estimates for the government's claims for profit disgorgement, penalties, certain legal expenses, and other related costs or asset impairments believed likely to be necessary for full and final resolution, by litigation or settlement, of the claims and issues arising from the investigation. The increase recorded in 2018 took into consideration preliminary understandings with the government on the financial terms of a potential settlement. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totals €223,980 as of December 31, 2018. For further information on these investigations see note 22.

Self-insurance programs

See note 2 d).

Personnel expenses

Personnel expenses mainly refer to provisions for share-based plans, the current portion of the provisions for accrued severance payments and provisions for jubilee payments. As at December 31, 2018 and 2017 the provisions for share-based plans amounted to €15,479 and €6,845 respectively. See note 20.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Risk of lawsuit

See note 22.

Other current provisions

The item "Other current provisions" in the table above includes provisions for warranties, physician compensation and return of goods.

Other current liabilities

As at December 31, 2018 and 2017 other current liabilities consisted of the following:

Other current liabilities
in € THOUS
	2018	2017
Personnel liabilities	654,457	705,534
Noncontrolling interests subject to put provisions	494,576	469,549
Unapplied cash and receivable credits	364,657	311,925
Invoices outstanding	150,754	160,196
Rent and lease obligations	138,210	111,196
Withholding tax and VAT	100,086	100,327
Interest liabilities	92,961	99,493
Variable payments outstanding for acquisitions	57,217	14,712
Legal matters, advisory and audit fees	38,778	38,553
Contract liabilities	37,628	—
Bonuses, commissions	26,831	26,800
Liabilities for insurance premiums	16,375	7,733
Derivatives	8,216	11,702
Subsidiary Stock Incentive Plan	26	30,697
Other liabilities	199,000	267,401

Other current liabilities	2,379,772	2,355,818

Personnel liabilities

The personnel liabilities mainly refer to liabilities for wages and salaries, bonuses and vacation payments.

Contract liabilities

Contract liabilities primarily relate to advance payments from customers and to sales of dialysis machines where revenue is recognized upon installation and provision of the necessary technical instructions whereas a receivable is recognized once the machine is billed to the customer.

Other liabilities

The item "Other liabilities" in the table above includes deferred income and the current portion of pension liabilities.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

13.   Short-term debt and short-term debt from related parties

At December 31, 2018 and December 31, 2017, short-term debt and short-term debt from related parties consisted of the following:

Short-term debt and short-term debt from related parties
in € THOUS
	2018	2017
Commercial paper program	999,873	679,886
Borrowings under lines of credit	204,491	79,313
Other	930	1,080

Short-term debt	1,205,294	760,279
Short-term debt from related parties (see note 5 b)	188,900	9,000

Short-term debt and short-term debt from related parties	1,394,194	769,279

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At December 31, 2018 and 2017, the outstanding commercial paper amounted to €1,000,000 and €680,000, respectively.

Borrowings under lines of credit and further availabilities

Borrowings under lines of credit in the amount of €204,491 and €79,313 at December 31, 2018 and 2017, respectively, represented amounts borrowed by the Company and its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2018 and 2017 were 1.21% and 6.72%, respectively.

Excluding amounts available under the Amended 2012 Credit Agreement (see note 14 below), at December 31, 2018 and 2017, the Company had €386,619 and €258,066 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company's subsidiary that is party to the agreement or may require the Company's guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2018 and 2017, cash and borrowings under lines of credit in the amount of €122,256 and €318,654 were offset under this cash management system.

Other

At December 31, 2018 and 2017, the Company had €930 and €1,080 of other debt outstanding related to fixed payments outstanding for acquisitions.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

14.   Long-term debt and capital lease obligations

As of December 31, 2018 and 2017, long-term debt and capital lease obligations consisted of the following:

Long-term debt and capital lease obligations
in € THOUS
	2018	2017
Amended 2012 Credit Agreement	1,887,357	2,017,952
Bonds	3,700,446	3,810,483
Convertible Bonds	393,232	386,984
Accounts Receivable Facility	—	293,673
Capital lease obligations	36,144	37,704
Other	134,855	131,611

Long-term debt and capital lease obligations	6,152,034	6,678,407
Less current portion	(1,106,519)	(883,535)

Long-term debt and capital lease obligations, less current portion	5,045,515	5,794,872

As of December 31, 2018 and December 31, 2017, long-term debt and capital lease obligations have the following maturities:

Maturity of long-term debt and capital lease obligations
in € THOUS
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total
2018
Amended 2012 Credit Agreement	132,803	665,607	1,095,629	—	1,894,039
Bonds	948,690	1,304,367	611,354	849,345	3,713,756
Convertible Bonds	—	400,000	—	—	400,000
Accounts Receivable Facility	—	—	—	—	—
Capital lease obligations	9,387	14,529	3,094	9,134	36,144
Other	15,931	52,603	15,261	51,060	134,855

Total	1,106,811	2,437,106	1,725,338	909,539	6,178,794

2017
Amended 2012 Credit Agreement	128,058	656,117	1,242,907	—	2,027,082
Bonds	733,528	1,333,966	1,425,657	333,528	3,826,679
Convertible Bonds	—	400,000	—	—	400,000
Accounts Receivable Facility	—	294,338	—	—	294,338
Capital lease obligations	8,831	14,948	4,860	9,065	37,704
Other	15,220	22,111	41,378	52,933	131,642

Total	885,637	2,721,480	2,714,802	395,526	6,717,445

The Company's long-term debt as of December 31, 2018, all of which ranks equally in rights of payment, are described as follows:

Amended 2012 credit agreement

The Company originally entered into a syndicated credit facility of $3,850,000 and a 5 year tenor (the "2012 Credit Agreement") on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 and extend the term for an additional two years until October 30, 2019 ("Amended 2012 Credit Agreement"). On July 11, 2017, the Company further amended and extended the Amended 2012 Credit Agreement.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

As of December 31, 2018, the Amended 2012 Credit Agreement consists of:

  •
  Revolving credit facilities of $900,000 and €600,000 which will be due and payable on July 31, 2022.

  •
  A term loan of $1,350,000, also scheduled to mature on July 31, 2022. Quarterly repayments of $30,000 began on October 31, 2017 with the remaining balance outstanding due on the maturity date.

  •
  A term loan of €315,000 scheduled to mature on July 31, 2022. Quarterly repayments of €7,000 began on October 31, 2017 with the remaining balance outstanding due on the maturity date.

  •
  A non-amortizing term loan of €400,000 which is scheduled to mature on July 30, 2020.

Interest on the credit facilities is floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. The applicable margin is variable and depends on the Company's consolidated leverage ratio which is a ratio of its consolidated funded debt less cash and cash equivalents to consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement). At December 31, 2018 and 2017, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 3.53% and 2.48%, respectively. At December 31, 2018 and 2017, the euro-denominated tranches had a weighted average interest rate of 0.81% and 0.81%, respectively.

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

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2018 and 2017:

Amended 2012 Credit Agreement – Maximum amount available and balance outstanding in THOUS
	Maximum amount available 2018		Balance outstanding 2018(1)
Revolving credit USD 2017 / 2022	$900,000	€786,026	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,350,000	€1,179,039	$1,350,000	€1,179,039
EUR term loan 2017 / 2022	€315,000	€315,000	€315,000	€315,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,280,065		€1,894,039

	Maximum amount available 2017		Balance outstanding 2017(1)
Revolving credit USD 2017 / 2022	$900,000	€750,438	$70,000	€58,367
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,470,000	€1,225,715	$1,470,000	€1,225,715
EUR term loan 2017 / 2022	€343,000	€343,000	€343,000	€343,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,319,153		€2,027,082

(1)
Amounts shown are excluding debt issuance costs.

At December 31, 2018 and 2017, the Company had letters of credit outstanding in the amount of $1,690 and $1,690 (€1,476 and €1,409), respectively, under the USD revolving credit facility, which are not

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

included above as part of the balance outstanding at those dates but which reduce available borrowings under the applicable revolving credit facility.

Bonds

At December 31, 2018 and 2017, the Company's bonds consisted of the following:

Bonds
in THOUS
Issuer/Transaction	Face amount	Maturity	Coupon	Book value 2018 in €	Book value 2017 in €
FMC Finance VIII S.A. 2011	€400,000	September 15, 2018	6.50%	—	398,838
FMC US Finance II, Inc. 2011	$400,000	September 15, 2018	6.50%	—	332,588
FMC US Finance II, Inc. 2012	$800,000	July 31, 2019	5.625%	698,167	665,637
FMC Finance VIII S.A. 2012	€250,000	July 31, 2019	5.25%	249,773	249,383
FMC US Finance II, Inc. 2014	$500,000	October 15, 2020	4.125%	435,376	414,952
FMC US Finance, Inc. 2011	$650,000	February 15, 2021	5.75%	564,882	538,021
FMC Finance VII S.A. 2011	€300,000	February 15, 2021	5.25%	299,035	298,571
FMC US Finance II, Inc. 2012	$700,000	January 31, 2022	5.875%	609,532	581,261
FMC US Finance II, Inc. 2014	$400,000	October 15, 2024	4.75%	347,297	331,232
Fresenius Medical Care AG & Co. KGaA, 2018	€500,000	July 11, 2025	1.50%	496,384	—

				3,700,446	3,810,483

All bonds issued before 2018 are guaranteed by the Company and by FMCH. The holders have the right to request that the issuers repurchase the bonds at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the ratings of the respective bonds. The bonds issued prior to 2018 may be redeemed at the option of the issuers at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture.

For the bonds issued prior to 2018, the Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. Some of these restrictions were suspended automatically as the rating of the respective bonds reached investment grade status. At December 31, 2018, the Company was in compliance with all of its covenants under the bonds.

Convertible bonds

On September 19, 2014, the Company issued €400,000 principal amount of equity-neutral convertible bonds which have a coupon of 1.125% and are due on January 31, 2020. The bonds were issued at par. The current conversion price is €73.1980. Since November 2017, bond holders can exercise the conversion rights embedded in the bonds at certain dates. In order to fully offset the economic exposure from the conversion feature, the Company purchased call options on its shares ("Share Options"). Any increase of the Company's share price above the conversion price would be offset by a corresponding value increase of the Share Options. The Company amortizes the remaining cost of these options and various other offering costs over the life of these bonds in the amount of €6,768, effectively increasing the total interest rate to 2.611%. The Convertible Bonds are guaranteed by FMCH.

Accounts Receivable Facility

The Company refinanced the Accounts Receivable Facility on December 20, 2018 increasing the facility to $900,000 and extending it until December 20, 2021.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at December 31, 2018 and December 31, 2017:

Accounts Receivable Facility – Maximum amount available and balance outstanding in THOUS
	Maximum amount available 2018(1)		Balance outstanding 2018(2)
Accounts Receivable Facility	$900,000	€786,026	$—	€—

	Maximum amount available 2017(1)		Balance outstanding 2017(2)
Accounts Receivable Facility	$800,000	€667,056	$353,000	€294,338

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $26,631 at December 31, 2018 and $71,244 at December 31, 2017 (€23,259 and €59,404). These letters of credit are not included above as part of the balance outstanding at December 31, 2018 and 2017; however, they reduce available borrowings under the Accounts Receivable Facility.

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

NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. At December 31, 2018, this facility was not utilized by the Company. At December 31, 2017, the interest rate on the utilized borrowings was 1.40%. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

At December 31, 2018 and 2017, in conjunction with certain acquisitions and investments, the Company had fixed payments outstanding for acquisitions totaling approximately €16,713 and €14,199, respectively, of which €7,621 and €4,453, respectively, were classified as the current portion of long-term debt.

15.   Non-current provisions and other non-current liabilities

Of the total amount of non-current provisions and other non-current liabilities amounting to €750,738 at December 31, 2018 (2017: €1,004,672), €457,382 (2017: €631,158) are due in between more than one and three years, €107,080 (2017: €195,490) are due in between three to five years and €186,276 (2017: €178,024) are due after five years.

The item "Other non-current liabilities" in the amount of €622,291 at December 31, 2018 (2017: €821,838) includes, among others, noncontrolling interests subject to put provisions of €324,295 (2017: €361,224), variable payments outstanding for acquisitions of €115,061 (2017: €191,080) and derivatives of €11,820 (2017: €103,461).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows the development of non-current provisions in the fiscal year:

Development of non-current provisions
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Utilized	Reversed	Additions	Reclassifications	December 31, 2018
Personnel expenses	100,474	2,339	—	(688)	(566)	8,774	(25,894)	84,439
Interest payable related to income taxes	29,027	208	—	—	(5,413)	5,409	—	29,231
Medical malpractice	42,325	658	(47,715)	(140)	—	4,872	—	—
Other non-current provisions	11,008	314	889	(439)	(154)	3,159	—	14,777

Non-current provisions	182,834	3,519	(46,826)	(1,267)	(6,133)	22,214	(25,894)	128,447

Personnel expenses mainly refer to provisions for share-based plans and provisions for severance payments. As at December 31, 2018, the provisions for share-based plans amounted to €71,784 (2017: €87,967). See note 20.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Defined benefit pension plans

During the first quarter of 2002 FMCH, the Company's U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2018, FMCH did not have a minimum funding requirement. The Company voluntarily provided €43,393 to the defined benefit plan. Expected funding for 2019 is €1,083.

The benefit obligation for all defined benefit plans at December 31, 2018, was €842,601 (2017: €792,739) which consists of the gross benefit obligation of €388,518 (2017: €394,677) for the U.S. plan and of €4,626 (2017: €3,995) for the French plan, which are funded by plan assets, and the benefit obligation of €439,677 (2017: €385,835) for the German unfunded plan and the benefit obligation of €9,780 (2017: €8,232) for the two French unfunded plans.

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

Funded status
in € THOUS
	2018	2017
Change in benefit obligation:
Benefit obligation at beginning of year	792,739	811,935
Foreign currency translation (gains) losses	17,957	(52,135)
Changes in consolidation group	123	—
Current service cost	25,467	28,463
Past service cost (incl. curtailments and settlements)	—	144
Interest cost	24,364	24,328
Transfer of plan participants	80	4
Actuarial (gains) losses arising from changes in financial assumptions	(9,760)	(1,038)
Actuarial (gains) losses arising from changes in demographic assumptions	3,497	(2,490)
Actuarial (gains) losses arising from experience adjustments	11,117	7,006

Remeasurements	4,854	3,478
Benefits paid	(22,983)	(23,478)

Benefit obligation at end of year	842,601	792,739

Change in plan assets:
Fair value of plan assets at beginning of year	291,256	326,663
Foreign currency translation gains (losses)	14,189	(39,792)
Interest income from plan assets	11,308	13,241
Actuarial gains (losses) arising from experience adjustments	(23,216)	10,318

Actual return on plan assets	(11,908)	23,559
Employer contributions	43,393	1,107
Benefits paid	(19,345)	(20,281)

Fair value of plan assets at end of year	317,585	291,256

Funded status at end of year	525,016	501,483

For the years 2018 and 2017, there were no effects from the asset ceiling.

At December 31, 2018, the weighted average duration of the defined benefit obligation was 18 years (2017: 18 years).

The net pension liability as of December 31, 2018 and 2017 is calculated as follows:

Net pension liability
in € THOUS
	2018	2017
Funded status at end of year	525,016	501,483
Benefit plans offered by other subsidiaries	35,424	36,304

Net pension liability	560,440	537,787

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Benefit plans offered by the U.S., Germany and France contain a pension liability of €525,016 and €501,483 at December 31, 2018 and 2017, respectively. The pension liability consists of a current portion of €5,384 (2017: €4,695) which is recorded in the line item "Current provisions and other current liabilities" in the consolidated balance sheets. The non-current portion of €519,632 (2017: €496,788) is recorded in non-current liabilities as "Pension liabilities" in the consolidated balance sheets.

As of December 31, 2018, €71,031 related to the U.S. pension plan, €439,677 related to the German plan and €14,308 related to the French plans. At December 31, 2017, €103,519 related to the U.S. pension plan, €385,835 related to the German plan and €12,129 related to the French plans. Approximately 68% of the beneficiaries are located in the U.S. and 7% in France with the majority of the remaining 25% located in Germany.

Benefit plans offered by other subsidiaries outside of the U.S., Germany and France contain separate benefit obligations. The total net pension liability for these other plans was €35,424 and €36,304 at December 31, 2018 and 2017 and consists of a current pension liability of €3,126 (2017: €2,533), which is recognized in the line item "Current provisions and other current liabilities." The non-current pension liability of €32,298 (2017: €33,771) for these plans is recorded in non-current liabilities as "Pension liabilities" in the consolidated balance sheets.

The discount rates for all plans are based upon yields of portfolios of highly rated debt instruments with maturities that mirror each plan's benefit obligation. The Company's discount rates at December 31, 2018 and 2017 are the weighted average of these plans based upon their benefit obligations.

The following weighted-average assumptions were utilized in determining benefit obligations at December 31, 2018 and 2017:

Weighted average assumptions
in %
	2018	2017
Discount rate	3.27	3.08
Rate of compensation increase	3.21	3.22
Rate of pension increase	1.69	1.45

Sensitivity analysis

Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2018 as follows:

Sensitivity analysis
in € THOUS
	0.5% increase	0.5% decrease
Discount rate	(69,634)	80,345
Rate of compensation increase	12,405	(11,923)
Rate of pension increase	32,412	(29,184)

The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2018. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The defined benefit pension plans' net periodic benefit costs are comprised of the following components for the years ended December 31, 2018, 2017 and 2016:

Components of net periodic benefit cost
in € THOUS
	2018	2017	2016
Service cost	25,467	28,607	23,777
Net interest cost	13,056	11,087	16,333

Net periodic benefit costs	38,523	39,694	40,110

Net periodic benefit cost is allocated as personnel expense within costs of revenues; selling, general and administrative expense; or research and development expense. This is depending upon the area in which the beneficiary is employed.

The following weighted-average assumptions were used in determining net periodic benefit cost for the years ended December 31, 2018, 2017 and 2016:

Weighted average assumptions
in %
	2018	2017	2016
Discount rate	3.08	3.25	3.67
Rate of compensation increase	3.22	3.23	3.27
Rate of pension increase	1.45	1.45	1.69

Expected benefit payments are as follows:

Defined benefit pension plans: cash outflows
in € THOUS
	2018	2017
1 year	24,111	21,301
1 - 3 years	53,662	47,560
3 - 5 years	61,415	55,223
5 - 10 years	184,929	168,459

Total	324,117	292,543

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Plan Assets

The following table presents the fair values of the Company´s pension plan assets at December 31, 2018 and 2017:

Fair values of plan assets
in € THOUS
Asset category	Total	Quoted prices in active markets for identical assets	Significant observable inputs	Total	Quoted prices in active markets for identical assets	Significant observable inputs
		(Level 1)	(Level 2)		(Level 1)	(Level 2)
	2018			2017
Equity investments
Index funds(1)	77,718	1,972	75,746	71,805	(332)	72,137
Fixed income investments
Government securities(2)	9,241	8,880	361	5,318	4,903	415
Corporate bonds(3)	186,500	—	186,500	199,232	—	199,232
Other bonds(4)	3,518	—	3,518	3,865	—	3,865
U.S. treasury money market funds(5)	40,510	40,510	—	10,938	10,938	—
Other types of investments
Cash, money market and mutual funds(6)	98	98	—	98	98	—

Total	317,585	51,460	266,125	291,256	15,607	275,649

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

The methods and inputs used to measure the fair value of plan assets at the balance sheet date are as follows:

  •
  Common stocks are valued at their market prices.

  •
  Index funds are valued based on market quotes.

  •
  Government bonds are valued based on both market prices and market quotes.

  •
  Corporate bonds and other bonds are valued based on market quotes.

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

The Company´s overall investment strategy is to achieve a mix of approximately 99% of investments for long-term growth and income and 1% in cash or cash equivalents. Investment income and cash or cash equivalents are used for near-term benefit payments. Investments are governed by the plan investment policy and include well diversified index funds or funds targeting index performance.

The plan investment policy, utilizing a revised target investment allocation in a range around 26% equity and 74% fixed income investments, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a custom index that reflects the asset class benchmarks and the target asset allocation. The plan investment policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, S&P 400 Mid-Cap Index, Russell 2000 Index, MSCI EAFE Index, MSCI Emerging Markets Index, Barclays Capital Long-Corporate Bond Index, Bloomberg Barclays U.S. Corporate High Yield Index, and Bloomberg Barclays U.S. High Yield Fallen Angel 3% Capped Index.

Defined contribution plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $18.5 if under 50 years old ($24.5 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2018, 2017, and 2016, was €53,872, €48,746 and €43,778 respectively.

Additionally, the Company contributed for the years ended December 31, 2018, 2017, and 2016 €24,721, €24,329 and €20,938 to state pension plans.

17.   Shareholders' equity

Capital stock

At December 31, 2018, the Company's share capital consists of 307,878,652 bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. The Company's share capital has been fully paid in.

The General Partner of FMC-AG & Co. KGaA, Fresenius Medical Care Management AG, Hof an der Saale, is not obliged to make a capital contribution and has not made a capital contribution. It does not participate in the profits and losses or in the assets of the Company. The General Partner receives for the assumption of the management of the Company and the liability an annual remuneration independent of profit and loss in the amount of 4% of its share capital (see note 5 c). The General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, which includes remuneration of the members of its Management Board and its Supervisory Board.

Pursuant to Sections 33 and 34 of the German Securities Trading Act ("WpHG") any party subject to the notification requirement shall notify the Company when certain mandatory reportable thresholds for voting rights, also by taking account the attribution provisions, are reached, exceeded or fallen below. Section 38 WpHG also stipulates a notification requirement when certain thresholds are reached, exceeded or have fallen below through directly or indirectly held instruments and also, according to Section 39 WpHG when certain thresholds are reached, exceeded or have fallen below through the addition of voting rights according to Section 33 WpHG and instruments according to Section 38 WpHG. Notifications received by the Company subject to the notification requirements were published in accordance with the applicable legal provisions, including publication in the Investors section of the Company's website at www.freseniusmedicalcare.com.

In a notification dated February 8, 2011, Fresenius SE disclosed to the Company pursuant to Section 33 of the WpHG that it held 35.74% of the voting rights in FMC-AG & Co. KGaA. At December 31, 2018, Fresenius SE holds 30.66% of the Company's voting rights. Net of treasury shares held by FMC-AG & Co. KGaA in accordance with Section 16 (2) sentence 2 of the German Stock Corporation Act (AktG), Fresenius SE holds 30.75% of the Company's voting rights. In addition, Fresenius SE is the sole stockholder of the General Partner.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

On December 20, 2018, the Ministry of Finance on behalf of the Kingdom of Norway including attributed subsidiaries, disclosed by means of a notification pursuant to Section 33, 34 of the WpHG, that 2.97% of the voting rights of FMC-AG & Co. KGaA were held as of December 19, 2018. Furthermore, on December 12, 2018, BlackRock, Inc., Wilmington, DE, U.S., including attributed subsidiaries disclosed pursuant to Section 33, 34 of the WpHG that 5.93% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.09% of the voting rights of FMC-AG & Co. KGaA were held as of December 7, 2018.

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

Authorized capital

By resolution of the Company's Annual General Meeting ("AGM") on May 19, 2015, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the Company's share capital until May 18, 2020 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2015/I". Additionally, the newly issued shares may be taken up by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer them to the shareholders of the Company. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible only for fractional amounts. No Authorized Capital 2015/I has been issued at December 31, 2018.

In addition, by resolution of the AGM of shareholders on May 19, 2015, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company until May 18, 2020 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2015/II". The new shares can also be obtained by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer the shares to the Company's shareholders for subscription. The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2015/II has been issued at December 31, 2018.

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

Through the Company's other employee participation programs, the Company has issued stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive shares. At December 31, 2018, options 3,896,578 remained outstanding with a remaining average term of 3.95 years under these programs. For the year ending December 31, 2018, 858,652 options had been exercised under these employee participation plans (see note 20).

Conditional capital at December 31, 2018 was €16,944 in total. Thereof, for all programs, €13,570 was available, which included €10,057 for the 2011 SOP and €3,513 for the 2006 Plan (see note 20).

A total of 858,652 shares (2017: 889,209 shares) were issued out of Conditional Capital 2011/I during 2018, increasing the Company's capital stock by €859 (2017: €889).

Treasury stock

On the basis of the authorization granted by the Company's AGM on May 12, 2011 to conduct a share buy-back program, the Company repurchased 7,548,951 shares in 2013 for an average weighted stock price of €51.00 per share. The Company redeemed 6,549,000 of these repurchased shares on February 16, 2016 in order to decrease its share capital.

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

On the basis of the authorization granted by the Company's Annual General Meeting on May 12, 2016 to conduct a share buy-back program, between December 11, 2017 and December 21, 2017, the Company repurchased 660,000 shares for an average weighted stock price of €87.79. On the basis of the authorization granted by the Company's AGM on May 12, 2016 to conduct a share buy-back program, the Company repurchased further 431,000 shares, between May 28, 2018, and June 8, 2018, for an average weighted stock price of €86.37.

On December 12, 2018, the Company redeemed the 1,091,000 shares repurchased in the period from December 11, 2017 until December 21, 2017 (including) and in the period from May 28, 2018 until June 8, 2018 (including) for the purpose of capital reduction at an average weighted price of €87.23 per share.

As of December 31, 2018, the Company held 999,951 treasury shares. These shares will be used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares, or to fulfill employee participation programs of the Company.

The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the repurchased treasury stock:

Treasury Stock
	Average price paid per share	Total number of shares purchased and retired as part of publicly announced plans or programs	Total value of shares(1)
Period	in €		in € THOUS
Purchase of Treasury Stock
May 2013	52.96	1,078,255	57,107
June 2013	53.05	2,502,552	132,769
July 2013	49.42	2,972,770	146,916
August 2013	48.40	995,374	48,174

Repurchased Treasury Stock	51.00	7,548,951	384,966
Retirement of repurchased Treasury Stock
February 2016	51.00	6,549,000	333,973

December 31, 2016	51.00	999,951	50,993

Purchase of Treasury Stock
December 2017	87.79	660,000	57,938
December 31, 2017	65.63	1,659,951	108,931

Purchase of Treasury Stock
May 2018	86.69	173,274	15,020
June 2018	86.14	257,726	22,201
Repurchased Treasury Stock	86.37	431,000	37,221

Retirement of repurchased Treasury Stock
December 2018	87.23	1,091,000	95,159

Total	51.00	999,951	50,993

(1)
The value of shares repurchased in 2013, 2017 and 2018 is inclusive of fees (net of taxes) paid in the amount of approximately €81, €12 and €8, respectively, for services rendered.

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

Cash dividends of €324,838 for 2017 in the amount of €1.06 per share were paid on May 23, 2018.

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

As of December 31, 2018 and December 31, 2017, total equity and debt were as follows:

Total equity, debt and total assets
in € THOUS
	2018	2017
Total equity including noncontrolling interests	12,901,958	10,828,186
Debt	7,546,228	7,447,686
Total assets	26,242,268	24,025,215
Debt in % of total assets	28.8%	31.0%
Total equity in % of total assets (equity ratio)	49.2%	45.1%

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The Company's financing structure and business model are reflected in the investment grade ratings. The Company is covered and rated investment grade by the three leading rating agencies, Moody's, Standard & Poor's and Fitch.

Rating(1)
	Standard & Poor's	Moody's	Fitch
Corporate credit rating	BBB–	Baa3	BBB–
Outlook	positive	stable	stable

(1)
A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

19.   Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and fully diluted earnings per share computations for 2018, 2017 and 2016:

Reconciliation of basic and fully diluted earnings per share in € THOUS, except share and per share data
	2018	2017	2016
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,981,924	1,279,788	1,143,980

Denominators:
Weighted average number of shares outstanding	306,541,706	306,563,400	305,748,381
Potentially dilutive shares	684,681	719,912	580,313

Basic earnings per share	6.47	4.17	3.74

Fully diluted earnings per share	6.45	4.16	3.73

20.   Share-based plans

The Company accounts for its share-based plans in accordance with IFRS 2.

Fresenius Medical Care AG & Co. KGaA share-based plans

At December 31, 2018, the Company has various share-based compensation plans, which may either be equity- or cash-settled.

Fresenius Medical Care AG & Co. KGaA long-term incentive plan 2016

As of May 11, 2016, the issuance of stock options and phantom stocks under the FMC-AG & Co. KGaA Long-Term Incentive Program 2011 ("LTIP 2011") is no longer possible. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, the Management Board and the supervisory board of Management AG have approved and adopted the FMC-AG & Co. KGaA Long-Term Incentive Program 2016 ("LTIP 2016") as a successor program effective January 1, 2016.

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

During 2018, the Company awarded 632,804 Performance Shares under the LTIP 2016 including 73,315 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €51.99 each and a total fair value of €32,900, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

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

During 2016, the Company awarded 642,349 Performance Shares under the LTIP 2016 including 79,888 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €76.19 each and a total fair value of €48,941, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

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

Phantom stock awards under the LTIP 2011 entitle the holders to receive payment in euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of the Company's shares on the exercise date. Phantom stock awards have a five-year term and can be exercised for the first time after a four-year vesting period. For participants who are U.S. taxpayers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

New incentive bonus plan

In 2018, the Management Board was eligible for performance – related compensation that depended upon achievement of pre-defined targets. The targets are measured based on the operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for fiscal year 2018 consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component for the year 2018 will be paid in the following year, after the consolidated financial statements for 2018 have been approved. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation is capped.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Share-based compensation related to this plan for years ending 2018, 2017 and 2016 was €3,414, €3,418 and €3,281, respectively.

Information on holdings under share-based plans

At December 31, 2018, the Management Board held 602,389 stock options and employees of the Company held 3,294,189 stock options under the various share-based compensation plans of the Company.

At December 31, 2018, the Management Board held 54,711 phantom shares and employees of the Company held 581,816 phantom shares under the 2011 Incentive Plan.

At December 31, 2018, the Management Board held 204,693 Performance Shares and employees of the Company held 1,570,813 Performance Shares under the LTIP 2016.

Additional information on stock options

The table below provides reconciliations for stock options outstanding at December 31, 2018, as compared to December 31, 2017.

Transactions
	Options	Weighted Average Exercise Price
	(in THOUS)	in €
Stock options for shares
Balance at December 31, 2017	4,827	65.67
Granted	—	—
Exercised(1)	859	50.67
Forfeited	72	72.45

Balance at December 31, 2018	3,896	68.85

(1)
The average share price at the date of exercise of the options was €84.96.

The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2018:

Share Options
	Outstanding			Exercisable
Range of exercise prices in €	Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01 - 50.00	937,423	3.30	49.90	937,423	49.90
50.01 - 55.00	126,696	0.51	52.44	126,696	52.44
55.01 - 60.00	173,119	2.00	57.60	173,119	57.60
60.01 - 65.00	—	—	—	—	—
65.01 - 70.00	—	—	—	—	—
70.01 - 75.00	—	—	—	—	—
75.01 - 80.00	2,659,340	4.47	77.04	—	—

	3,896,578	3.95	68.85	1,237,238	51.23

At December 31, 2018, there was €3,146 total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted average period of one year.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

During the years ended December 31, 2018, 2017, and 2016, the Company received cash of €43,508, €42,234 and €39,438, respectively, from the exercise of stock options (see note 17). The intrinsic value of stock options exercised for the twelve-month periods ending December 31, 2018, 2017, and 2016 was €29,440, €31,580 and €31,410, respectively.

The compensation expenses related to equity-settled stock option programs are determined based upon the fair value on the grant date and the number of stock options granted which will be recognized over the four year vesting period. In connection with its equity-settled stock option programs, the Company incurred compensation expense of €6,713, €11,736 and €23,210 for the years ending December 31, 2018, 2017 and 2016, respectively.

The compensation expenses related to cash-settled share based payment transactions are determined based upon the fair value at the measurement date and the number of phantom shares or Performance Shares granted which will be recognized over the four-year vesting period. In connection with cash-settled share based payment transactions, the Company recognized compensation expense of -€8,799, €21,576 and €15,509 related to phantom shares for the years ending December 31, 2018, 2017 and 2016, respectively, and €4,152, €38,882 and €19,513, related to Performance Shares for the year ended December 31, 2018, 2017 and 2016.

Subsidiary stock incentive plans

In 2014, the Company established two subsidiary stock incentive plans for the acquisitions of Sound and National Cardiovascular Partners. The Company divested its controlling interest in Sound on June 28, 2018, see note 4 c) for information. Compensation expense associated with the Sound subsidiary stock incentive plan was €87,157, €35,250 and €6,984 for the years ended December 31, 2018, 2017 and 2016, respectively. The remaining subsidiary stock incentive plan related to National Cardiovascular Partners is immaterial to the Company.

21.   Operating leases and rental payments

The Company leases buildings and machinery and equipment under various lease agreements. Rental expense recorded for operating leases for the years ended December 31, 2018, 2017 and 2016 was €831,793, €823,446 and €756,393, respectively. For information regarding operating leases with related parties, see note 5 a).

Future minimum rental payments under non-cancelable operating leases for the five years succeeding December 31, 2018 and 2017 and thereafter are:

Future minimum rental payments
in € THOUS
	2018	2017
1 year	822,331	728,312
1 - 3 years	1,450,399	1,246,719
3 - 5 years	1,096,837	934,725
Over 5 years	2,158,071	1,595,270

Total	5,527,638	4,505,026

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

On February 15, 2011, a whistleblower (relator) action under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator's complaint, which was first filed under seal in February 2009, alleged that FMCH sought and received reimbursement from government payors for serum ferritin and multiple forms of hepatitis B laboratory tests that were medically unnecessary or not properly ordered by a physician. Discovery on the relator's complaint closed in May 2015. Although the United States initially declined to intervene in the case, the government subsequently changed position. On April 3, 2017, the court allowed the government to intervene with respect only to certain hepatitis B surface antigen tests performed prior to 2011, when Medicare reimbursement rules for such tests changed. The court has subsequently rejected government requests to conduct new discovery and to add counts to its complaint-in-intervention that would expand upon the relator's complaint, but has allowed FMCH to take discovery against the government as if the government had intervened at the outset.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company's Supervisory Board, through its Audit and Corporate Governance Committee, conducted investigations with the assistance of independent counsel. In a continuing dialogue, the Company voluntarily advised the Securities and Exchange Commission and the United States Department of Justice (collectively and interchangeably the "government") about these investigations. The government also conducted its own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the government, and took remedial actions including employee disciplinary actions with respect to, conduct that resulted in the government seeking monetary penalties and other remedies against the Company and disgorgement of related profits revolving principally around conduct in the Company's products business in a limited number of countries outside the United States.

The Company recorded charges of €200,000 in 2017 and €77,200 in 2018 encompassing estimates for the government's claims for profit disgorgement, penalties, certain legal expenses, and other related costs or asset impairments believed likely to be necessary for full and final resolution, by litigation or settlement, of the claims and issues arising from the investigation. The increase recorded in 2018 took into consideration preliminary understandings with the government on the financial terms of a potential settlement. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totals €223,980 as of December 31, 2018.

The Company has reached an agreement in principle with the government agencies encompassing the terms understood to be necessary for settlement. The Company believes that the previously-recorded charge appropriately accounts for the consequences of the resolution as related to its financial statements. The agreement in principle remains subject to memorialization in fully integrated documents and final approval by authorized officials of the government and the Company.

The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

Personal injury litigation involving the Company's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012 and was substantially resolved by settlement agreed in principle in February

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

2016 and consummated in November 2017, as previously disclosed. Remaining individual personal injury cases do not present material risk and discussion of them is therefore discontinued.

The Company's affected insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights encompassing certain coverage issues raised by insurers and the Company's claims for indemnification of defense costs. The Company accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs.

Following entry into the settlement, the Company's insurers in the AIG group and the Company each initiated litigation against the other relating to the AIG group's coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by the Company for a portion of its $220,000 outlay; the Company seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by the Company, and to compel the AIG group to honor defense and indemnification obligations, if any, required for resolution of cases not participating in the settlement. As a result of decisions on issues of venue, the coverage litigation is proceeding in the New York state trial court for Manhattan. (National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Four institutional plaintiffs filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation, but seeking as remedy the repayment of sums paid to FMCH attributable to the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. The four plaintiffs are the Attorneys General for the States of Kentucky, Louisiana and Mississippi and the commercial insurance company Blue Cross Blue Shield of Louisiana in its private capacity. State of Mississippi ex rel. Hood, v. Fresenius Medical Care Holdings, Inc., No. 14-cv-152 (Chancery Court, DeSoto County); State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, et al 2016 Civ. 11035 (U.S.D.C. D. Mass.); Commonwealth of Kentucky ex rel. Beshear v. Fresenius Medical Care Holdings, Inc. et al., No. 16-CI-00946 (Circuit Court, Franklin County).

On September 6, 2018, a special-purpose entity organized under Delaware law for the purpose of pursuing litigation filed a Pure Bill of Discovery in a Florida county court seeking discovery from FMCH related to the personal injury settlement, but no other relief. MSP Recovery Claims Series LLC v. Fresenius Medical Care Holdings, No. 2018-030366-CA-01 (11th Judicial Circuit, Dade County, Florida). The Pure Bill was thereafter removed to federal court and transferred into the multidistrict Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation in Boston. No.1:13-MD-02428-DPW (D. Mass. 2013). On February 7, 2019, the Boston court announced that it would not require FMCH to respond to the Pure Bill but allowed plaintiffs to file a pleading satisfying the requirements of a complaint under the Federal Rules of Procedure. Plaintiffs advised the court that they would file a complaint seeking monetary damages for specified payors in the health care system.

The jury trial scheduled to begin in the Kentucky case (Beshear) on January 22, 2019 was postponed. On February 12, 2019, an agreement in principle was reached to settle and resolve the state claims in exchange for FMCH's payment of $10,300.

The Company has additionally increased its litigation reserves to account for anticipated settlement of some, but not all, of the remaining payor cases. However, at the present time there are no agreements in principle for resolving the remaining cases and litigation through final adjudication may be required in all of them. The Mississippi case has been set for trial on September 3, 2019. There is no trial date for the Louisiana case.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation, which had been scheduled for April 2019, has been postponed to allow the completion of discovery and remains to be rescheduled.

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH's participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH continues to cooperate in the Denver United States Attorney's Office ("USAO") investigation, which has come to focus on purchases and sales of minority interests in ongoing outpatient facilities between FMCH and physician groups.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH's involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 6646 (E.D.N.Y. November 12, 2014). The court unsealed the complaint, allowing the relator to serve and proceed on its own. The relator – a special-purpose entity formed by law firms to pursue qui tam proceedings – has served its complaint and litigation is proceeding.

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, utilization and invoicing by the Company's subsidiary Azura Vascular Care for a period beginning after the Company's acquisition of American Access Care LLC ("AAC") in October 2011. The Company has cooperated in the Brooklyn USAO investigation, which is continuing. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On October 22, 2018, the United States Attorney for the Southern District of New York (Manhattan) announced a False Claims Act settlement for up to $18,400 with Vascular Access Centers LP, a competitor of AAC and Azura. Simultaneously, the 2012 qui tam (whistleblower) complaint that gave rise to the investigation was unsealed. Levine v. Vascular Access Centers, 2012 Civ. 5103 (S.D.N.Y.). That qui tam complaint names as defendants, among others in the dialysis industry, subsidiaries and employees of the Company engaged in the vascular access business. The Manhattan USAO did not intervene against non-settling defendants, allowing the relator to proceed on his own against those defendants. Defendants related to the Company have been served and the litigation is proceeding.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro®. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. The Company understands that this investigation is substantively independent of the $63,700 settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc., which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for the Company to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

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

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into FMCH's interactions and relationships with the AKF, including FMCH's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH is cooperating in the investigation, which is part of a broader investigation into charitable contributions in the medical industry. The Company believes that the investigation revolves around conduct alleged to be unlawful in United Healthcare v. American Renal Associates, 2018 Civ. 10622 (D. Mass.), but believes that such unlawful conduct was not undertaken by the Company. On July 2, 2018, American Renal Associates announced that it had reached a settlement in principle of the United Healthcare litigation. The Company lacks information necessary to assess how the American Renal Associates settlement may impact the United States Attorney's investigation.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH is cooperating in the investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, "VFMCRP") (the joint venture between Galenica (Vifor) and FMC-AG & Co. KGaA), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, "Lupin"), and Teva Pharmaceuticals USA, Inc. ("Teva") in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-LPS). The patent infringement action is in response to Lupin and Teva's filings of Abbreviated New Drug Applications (ANDA) with the FDA for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (2.5 years) (specifically, up to July 29, 2020 for Lupin's ANDA; and August 6, 2020 for Teva's ANDA), or a shorter time if a decision in the infringement suit is reached that the patents-at-issue are invalid or not infringed. Recently, in response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, "Annora"), in the U.S. District Court for the District of Delaware on December 17, 2018. A 30-month stay of FDA approval of Annora's ANDA will run through to May 30, 2021.

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

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. An adverse determination with respect to fully taxable interest payments related to intercompany mandatorily redeemable preferred shares and the disallowance of certain other tax deductions could have a material adverse effect on the Company's financial condition and results of operations.

The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company's tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company's reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Other than those individual contingent liabilities mentioned above, as well as in note 8 and note 21, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

23.   Financial instruments

Transition from IAS 39 to IFRS 9

The Company applied IFRS 9 using the modified retrospective method. Comparative periods have not been restated. Differences in the carrying amounts of financial instruments resulting from the adoption of IFRS 9 are recognized in retained earnings as at January 1, 2018. Information presented for 2017 does not reflect the requirements of IFRS 9 and consequently is not comparable to the information presented for 2018 under IFRS 9. See note 1 g) for further details on the accounting policy under IAS 39 and IFRS 9. The Company only discloses details on the accounting policy before January 1, 2018, if it is different from those under IFRS 9.

At the date of initial application, the Company determined the business model within which a financial asset is held. Further, certain equity investments have been designated at FVOCI. Changes to the hedge accounting policy are applied prospectively. The existing hedging relationships designated under IAS 39 at December 31, 2017 met the criteria for hedge accounting under IFRS 9 as well and are regarded as continuing hedging relationships.

The following table shows the measurement categories under IAS 39 at December 31, 2017 and the new classification of financial assets under IFRS 9 at January 1, 2018:

Financial asset classification under IFRS 9
in € THOUS
	Categories under IAS 39	New classification under IFRS 9	Carrying amount under IAS 39	Adjusted carrying amount under IFRS 9
			December 31, 2017	December 31, 2017
Cash and cash equivalents	Not assigned to a category	Amortized cost	620,145	620,145
Cash and cash equivalents	Not assigned to a category	FVPL	357,964	357,964
Trade accounts and other receivables	Loans and receivables	Amortized cost	3,330,990	3,327,692
Trade accounts and other receivables	Not assigned to a category	Not classified	58,336	58,144
Accounts receivable from related parties	Loans and receivables	Amortized cost	111,643	111,643
Derivatives – cash flow hedging instruments(1)	Not assigned to a category	Not classified	561	561
Derivatives – not designated as hedging instruments(1)	FVPL	FVPL	113,713	113,713
Equity investments(1)	Available for sale	FVOCI	16,010	16,010
Equity investments(1)	Not assigned to a category	FVOCI	10,537	10,537
Equity investments(1)	Not assigned to a category	FVPL	7,259	7,259
Debt securities(1)	Available for sale	FVOCI	2,650	2,650
Debt securities(1)	Available for sale	Not classified	833	833
Other financial assets(1)	Loans and receivables	Amortized cost	131,279	129,929
Other financial assets(1)	Not assigned to a category	Not classified	78,368	78,132

Financial assets			4,840,288	4,835,212

(1)
Included in Other current assets or Other non-current assets in the consolidated balance sheets.

Financial liabilities measured at amortized cost under IAS 39 are also classified as measured at amortized cost under IFRS 9, with no change to the carrying amounts of the liabilities. This is also applicable for

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

financial liabilities measured at FVPL under IAS 39 and IFRS 9 as well as financial liabilities not assigned to a category under IAS 39 and not classified under IFRS 9.

The transition to IFRS 9 had an impact on retained earnings at January 1, 2018 in the amount of €5,076. This impact results from the recognition of expected credit losses under IFRS 9. For further details on Trade accounts and other receivables, see note 7.

Financial instruments in accordance with IFRS 9

The following tables show the carrying amounts and fair values of the Company's financial instruments at December 31, 2018 and December 31, 2017:

Carrying amount and fair value of financial instruments
in € THOUS
	Carrying amount					Fair value
December 31, 2018	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	831,885	1,313,747	—	—	2,145,632	—	1,313,747	—
Trade accounts and other receivables	3,288,258	—	—	49,448	3,337,706	—	—	—
Accounts receivable from related parties	92,662	—	—	—	92,662	—	—	—
Derivatives – cash flow hedging instruments	—	—	—	1,492	1,492	—	1,492	—
Derivatives – not designated as hedging instruments	—	18,222	—	—	18,222	—	18,222	—
Equity investments	—	106,350	34,377	—	140,727	13,869	126,858	—
Debt securities	—	83,213	250,822	—	334,035	329,821	4,214	—
Other financial assets	144,838	—	—	107,125	251,963	—	—	—

Other current and non-current assets	144,838	207,785	285,199	108,617	746,439	—	—	—

Financial assets	4,357,643	1,521,532	285,199	158,065	6,322,439	—	—	—

Accounts payable	641,271	—	—	—	641,271	—	—	—
Accounts payable to related parties	153,781	—	—	—	153,781	—	—	—
Short-term debt and short-term debt from related parties	1,394,194	—	—	—	1,394,194	—	—	—
Long-term debt and capital lease obligations	6,115,890	—	—	36,144	6,152,034	4,227,684	2,022,057	—
Derivatives – cash flow hedging instruments	—	—	—	1,125	1,125	—	1,125	—
Derivatives – not designated as hedging instruments	—	18,911	—	—	18,911	—	18,911	—
Variable payments outstanding for acquisitions	—	172,278	—	—	172,278	—	—	172,278
Noncontrolling interest subject to put provisions	—	—	—	818,871	818,871	—	—	818,871
Other financial liabilities	1,467,767	—	—	—	1,467,767	—	—	—

Other current and non-current liabilities	1,467,767	191,189	—	819,996	2,478,952	—	—	—

Financial liabilities	9,772,903	191,189	—	856,140	10,820,232	—	—	—

(1)
Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments
in € THOUS
	Carrying amount						Fair value
December 31, 2017	Loans and receivables	Amortized cost	FVPL	Available for sale	Not assigned to a category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	—	—	—	—	978,109	978,109	—	357,964	—
Trade accounts and other receivables	3,330,990	—	—	—	58,336	3,389,326	—	—	—
Accounts receivable from related parties	111,643	—	—	—	—	111,643	—	—	—
Derivatives – cash flow hedging instruments	—	—	—	—	561	561	—	561	—
Derivatives – not designated as hedging instruments	—	—	113,713	—	—	113,713	—	113,713	—
Equity investments	—	—	—	16,010	17,796	33,806	16,010	17,796	—
Debt securities	—	—	—	3,483	—	3,483	—	3,483	—
Other financial assets	131,279	—	—	—	78,368	209,647	—	—	—

Other current and non-current assets	131,279	—	113,713	19,493	96,725	361,210	—	—	—

Financial assets	3,573,912	—	113,713	19,493	1,133,170	4,840,288	—	—	—

Accounts payable	—	590,493	—	—	—	590,493	—	—	—
Accounts payable to related parties	—	147,349	—	—	—	147,349	—	—	—
Short-term debt and short-term debt from related parties	—	769,279	—	—	—	769,279	—	—	—
Long-term debt and capital lease obligations	—	6,640,703	—	—	37,704	6,678,407	4,603,770	2,481,216	—
Derivatives – cash flow hedging instruments	—	—	—	—	3,209	3,209	—	3,209	—
Derivatives – not designated as hedging instruments	—	—	111,953	—	—	111,953	—	111,953	—
Variable payments outstanding for acquisitions	—	—	205,792	—	—	205,792	—	—	205,792
Noncontrolling interest subject to put provisions	—	—	—	—	830,773	830,773	—	—	830,773
Other financial liabilities	—	1,461,439	—	—	—	1,461,439	—	—	—

Other current and non-current liabilities	—	1,461,439	317,745	—	833,982	2,613,166	—	—	—

Financial liabilities	—	9,609,263	317,745	—	871,686	10,798,694	—	—	—

(1)
Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

Derivative and non-derivative financial instruments are categorised in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of December 31, 2018 and December 31, 2017. The Company accounts for possible transfers at the end of the reporting period.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principle and interest only. Trade accounts and other receivables, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at FVPL. The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and sell the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as FVOCI. The smaller part of debt securities do not give rise to cash flows that are solely payments of principle and interest. Consequently, these securities are measured at FVPL. In general most of the debt securities are quoted in an active market.

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

At December 31, 2018, 2017 and 2016 the Company's potential obligations under these put provisions, which are recorded in other current liabilities and other non-current liabilities, were €818,871, €830,773 and €1,007,733, respectively. At December 31, 2018, 2017 and 2016, put provisions with an aggregate purchase obligation of €408,525, €324,814 and €287,953, respectively, were exercisable. In the last three fiscal years ending December 31, 2018, 29 such put provisions have been exercised for a total consideration of €139,219.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Following is a roll forward of variable payments outstanding for acquisitions and noncontrolling interests subject to put provisions at December 31, 2018, 2017 and 2016:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS
	2018		2017		2016
	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions
Beginning balance at January 1,	205,792	830,773	223,504	1,007,733	51,125	791,075
Increase	19,051	53,731	21,128	85,322	195,701	83,063
Decrease	(15,734)	(50,706)	(32,764)	(121,057)	(25,826)	(1,785)
(Gain) Loss recognized in profit or loss	(36,327)	142,279	(2,685)	160,916	613	164,515
(Gain) Loss recognized in equity	—	(50,612)	—	(20,012)	—	115,627
Dividends	—	(139,742)	—	(164,404)	—	(169,260)
Foreign currency translation and other changes	(504)	33,148	(3,391)	(117,725)	1,891	24,498

Ending balance at December 31,	172,278	818,871	205,792	830,773	223,504	1,007,733

Derivative financial instruments

Derivative financial risks

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

At December 31, 2018 and December 31, 2017, the Company had €7,547 and €11,574 of derivative financial assets subject to netting arrangements and €8,111 and €12,730 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of €4,048 and €5,505 as well as net liabilities of €4,612 and €6,661 at December 31, 2018 and December 31, 2017, respectively.

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

Market risk

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

Additionally, individual subsidiaries are exposed to transactional risks mainly resulting from intercompany purchases between production sites and other subsidiaries with different functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the invoicing currencies and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts.

Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in AOCI. Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps to assure that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. The Company only designates the change in fair value of the spot element of foreign exchange forward contracts as the hedging instrument in cash flow hedging relationships and uses a hedge ratio for designated risks of 1:1. The forward elements are separately accounted for as cost of hedging in a separate component within AOCI.

The amounts recorded in AOCI are subsequently reclassified into earnings as a component of revenue for those contracts that hedge sales or as an adjustment of cost of revenue for those contracts that hedge intercompany product purchases. Foreign exchange forward contracts that hedge loans are subsequently reclassified from AOCI to interest income/expense. The amounts recorded in AOCI are reclassified in the same period in which the hedged transaction affects earnings. Amounts recorded in AOCI for cash flow hedges related to product purchases from third parties are removed from AOCI and included directly in the carrying amount of the asset at initial recognition. Product purchases and sales designated in a cash flow hedging relationship are expected to affect profit and loss in the same period in which the cash flows occur.

The critical terms of the forward exchange contracts generally align with the hedged item. The economic relationship between forward exchange contracts and the hedged forecast transaction is based on the timing, currency and amount of the hedged cash flows. Ineffectiveness could arise in case the timing of the hedged transaction or the credit default risk changes. Earnings of the Company were not materially affected by hedge ineffectiveness in the reporting period since the critical terms of the interest and foreign exchange derivatives matched mainly the critical terms of the underlying exposures. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totalled €129,153

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

and €91,068 at December 31, 2018 and December 31, 2017, respectively. At December 31, 2018, the Company had foreign exchange derivatives with maturities of up to 14 months.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totalled €913,683 and €665,108 at December 31, 2018 and December 31, 2017, respectively.

The Company uses a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risks are the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. Under the CFaR approach, the potential currency fluctuations of these net exposures are shown as probability distributions based on historical volatilities and correlations of the preceding 250 business days. The calculation is made assuming a confidence level of 95% and a holding period of up to one year. The aggregation of currency risks has risk-mitigating effects due to correlations between the transactions concerned, i.e. the overall portfolio's risk exposure is generally less than the sum total of the underlying individual risks. Based on a net exposure of €1,094,060, the Company's CFaR amounts to €52,318 at December 31, 2018, this means with a probability of 95% a potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months will be not higher than €52,318.

The following table shows the average hedging rate and the nominal amount of the foreign exchange forward contracts for the currencies with highest hedging volume at December 31, 2018:

Significant currency pairs
in € THOUS
	Nominal amount	Average hedging rate
EUR/AUD	156,950	1.6108
EUR/USD	60,269	1.1836
EUR/ILS	40,084	4.3208

Interest rate risk management

The Company's interest rate risks mainly arise from money market and capital market transactions of the group for financing its business activities.

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, maturities and the notional amounts. The effective portion of gains and losses of derivatives designated as cash flow hedges is deferred in AOCI; the amount of gains and losses reclassified from AOCI are recorded in interest income and interest expenses.

The euro-denominated interest rate swaps expire in 2019 and have a weighted average interest rate of 0.32%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

For purposes of analysing the impact of changes in the relevant reference interest rates on the Company's results of operations, the Company calculates the portion of financial debt which bears variable interest rate and which has not been hedged by means of interest rate swaps or options against rising interest rates. For this particular part of its liabilities, the Company assumes an increase in the reference rates of 0.5% compared to the actual rates as of the balance sheet date. The corresponding additional annual interest expense is then compared to the Company's net income. This analysis shows that an increase of 0.5% in

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

the relevant reference rates would have an effect of approximately 1% on the consolidated net income and less than 1% on the shareholder's equity of the Company.

At December 31, 2018 and December 31, 2017, the notional amount of the euro-denominated interest rate swaps in place was €204,000 and €228,000. At December 31, 2018, the Company had interest rate swaps with maturities of up to 10 months.

In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future long-term debt issuance. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2018 and December 31, 2017, the Company had €1,131 and €16,495, respectively, related to settlements of pre-hedges deferred in AOCI, net of tax.

Derivative financial instruments valuation

The following table shows the carrying amounts of the Company's derivatives at December 31, 2018 and December 31, 2017:

Derivative financial instruments valuation
in € THOUS
	2018		2017
	Assets	Liabilities	Assets	Liabilities
Current
Foreign exchange contracts	1,434	(711)	531	(2,182)
Interest rate contracts	—	(414)	—	—
Non-current
Foreign exchange contracts	58	—	30	(11)
Interest rate contracts	—	—	—	(1,016)

Derivatives in cash flow hedging relationships	1,492	(1,125)	561	(3,209)

Current
Foreign exchange contracts	6,402	(7,091)	11,279	(9,520)
Non-current
Derivatives embedded in the Convertible Bonds	—	(11,820)	—	(102,434)
Share Options to secure the Convertible Bonds	11,820	—	102,434	—

Derivatives not designated as hedging instruments	18,222	(18,911)	113,713	(111,954)

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

The effect of financial instruments on the consolidated statements of income

The effects of financial instruments recorded in the consolidated statements of income consist of interest income of €147,409 (2017: €51,375), interest expense of €448,471 (2017: €416,199) as well as allowances for doubtful accounts of €19,112 (2017: €549,631).

Interest income in 2018 primarily results from the valuation of the derivatives embedded in the Convertible Bonds, interest on overdue receivables and lease receivables as well as interest income related to uncertain tax treatments. In 2017 interest income results mainly from the valuation of the Share Options which the Company purchased in connection with the issuance of the Convertible Bonds, interest on overdue receivables and lease receivables as well as interest income related to uncertain tax treatments.

In 2018 and 2017 the major part of interest expenses relates to financial liabilities of the Company which are not accounted for at FVPL and interest expense related to uncertain tax treatments.

In the fiscal year 2018 net losses from foreign currency transactions amount to €21,391 (2017: net losses €36,159).

The following table shows the effect of derivatives in cash flow hedging relationship on the consolidated financial statements:

The effect of derivatives in cash flow hedging relationships on the consolidated financial statements in € THOUS
	Fair value gain (loss) recognized in AOCI on hedging instrument (hedge reserve)	Fair value gain (loss) recognized in AOCI on hedging instrument (cost of hedging)	Location of reclassified amounts from AOCI	Amount reclassified from hedge reserve	Amount reclassified from cost of hedging
For the year ended December 31, 2018
Interest rate contracts	(105)	—	Interest income/expense	22,249	—
Foreign exchange contracts	5,029	(2,244)	thereof:
			Revenue	(423)	132
			Costs of revenue	(1,839)	799
			Inventories	(17)	(21)

Total	4,924	(2,244)		19,970	910

For the year ended December 31, 2017
Interest rate contracts	(388)	—	Interest income/expense	27,875	—
Foreign exchange contracts	2,001	—	Costs of revenue	(1,505)	—
Total	1,613	—		26,370	—

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows the effect of derivatives not designated as hedging instruments on the consolidated financial statements:

The effect of derivatives not designated as hedging instruments on the consolidated financial statements in € THOUS
		Amount of (gain) loss recognized in income on derivatives for the year ended, December 31,
	Location of (gain) loss recognized in income on derivatives
		2018	2017
Foreign exchange contracts	Selling, general and administrative expenses	(12,841)	(8,275)
Foreign exchange contracts	Interest income/expense	14,809	9,435
Derivatives embedded in the Convertible Bonds	Interest income/expense	(90,614)	7,771
Share Options to secure the Convertible Bonds	Interest income/expense	90,614	(7,771)

Derivatives not designated as hedging instruments		1,968	1,160

The following table shows when the cash flow from derivative financial instruments is expected to occur:

Cash Flow from derivative financial instruments
in € THOUS
	Expected in period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2018
Designated as hedging instrument	87	58	—	—
Not designated as hedging instrument	(689)	—	—	—
2017
Designated as hedging instrument	(2,370)	(530)	—	—
Not designated as hedging instrument	1,762	—	—	—

Credit risk

The Company is exposed to potential losses in the event of non-performance by counterparties. With respect to derivative financial instruments it is not expected that any counterparty fails to meet its obligations as the counterparties are highly rated financial institutions. The maximum credit exposure of derivatives is represented by the fair value of those contracts with a positive fair value at the balance sheet date. The maximum credit exposure of all derivatives amounted to €19,714 at December 31, 2018 (2017: €114,274). The maximum credit risk resulting from the use of non-derivative financial instruments is defined as the total amount of all financial assets. In order to control this credit risk, the Management of the Company carries out an ageing analysis of trade accounts and other receivables. For details on the ageing analysis and on the allowance for doubtful accounts, please see note 7.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows all non-discounted payments agreed by contract concerning financial liabilities and derivative financial instruments recorded in the consolidated balance sheets:

Payments agreed by contracts
in € THOUS
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2018
Accounts payable	641,271	1	—	—
Accounts payable to related parties	153,781	—	—	—
Other current financial liabilities	1,467,766	—	—	—
Short-term debt(1)	1,394,194	—	—	—
Long-term debt and capital lease obligations(2)(3)	209,189	1,211,250	1,145,979	63,734
Bonds	1,127,532	1,514,989	677,500	880,939
Variable payments outstanding for acquisitions	57,217	69,918	33,221	30,576
Noncontrolling interests subject to put provisions	494,576	183,396	66,324	107,857
Letters of credit	12,413	12,322	—	—
Derivative financial instruments – in cash flow hedging relationships	1,347	—	—	—
Derivative financial instruments – not designated as hedging instrument	7,091	11,820	—	—
2017
Accounts payable	590,493	11	—	—
Accounts payable to related parties	147,349	—	—	—
Other current financial liabilities	1,461,428	—	—	—
Short-term debt(1)	769,279	—	—	—
Long-term debt and capital lease obligations(2)(3)	198,585	1,463,857	1,328,177	66,063
Bonds	946,099	1,613,103	1,532,235	365,213
Variable payments outstanding for acquisitions	15,921	87,533	116,776	16,918
Noncontrolling interests subject to put provisions	473,189	200,299	81,424	115,960
Letters of credit	—	59,404	1,409	—
Derivative financial instruments – in cash flow hedging relationships	2,901	560	—	—
Derivative financial instruments – not designated as hedging instrument	9,523	102,434	—	—

(1)
Includes amounts from related parties.

(2)
Future interest payments for financial liabilities with variable interest rates were calculated using the latest interest rates fixed prior to December 31, 2018 and 2017.

(3)
Excluding Bonds.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

24.   Other comprehensive income (loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2018, 2017, and 2016 are as follows:

Other comprehensive income (loss)
in € THOUS
	2018			2017			2016
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Components that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit pension plans	(28,070)	7,713	(20,357)	6,840	(27,393)	(20,553)	(31,423)	7,085	(24,338)
Components that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustment	327,317	—	327,317	(1,284,173)	—	(1,284,173)	368,429	—	368,429
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	2,680	(698)	1,982	1,613	(430)	1,183	(1,357)	568	(789)
Reclassification adjustments	20,880	(6,036)	14,844	26,370	(7,977)	18,393	26,468	(7,607)	18,861

Total other comprehensive income (loss) relating to cash flow hedges	23,560	(6,734)	16,826	27,983	(8,407)	19,576	25,111	(7,039)	18,072

Other comprehensive income (loss)	322,807	979	323,786	(1,249,350)	(35,800)	(1,285,150)	362,117	46	362,163

25.   Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities for the years ended December 31, 2018, 2017 and 2016:

Details for net cash provided by (used in) investing activities in € THOUS
	2018	2017	2016
Details for acquisitions
Assets acquired	(360,375)	(758,720)	(792,941)
Liabilities assumed	21,122	128,552	113,491
Noncontrolling interests subject to put provisions	11,901	68,069	43,628
Noncontrolling interests	45,319	14,293	14,448
Non-cash consideration	28,530	8,851	220,849

Cash paid	(253,503)	(538,955)	(400,525)
Less cash acquired	3,538	17,630	20,660

Net cash paid for acquisitions	(249,965)	(521,325)	(379,865)

Cash paid for investments	(590,199)	(17,999)	(129,764)
Cash paid for intangible assets	(85,103)	(26,370)	(12,171)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(925,267)	(565,694)	(521,800)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed	1,532,724	157,025	1,324
Cash received from divestitures of securities	150,172	256,136	116,922
Cash received from repayment of loans	79	2,227	72,001

Proceeds from divestitures	1,682,975	415,388	190,247

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In connection with divestitures which occurred during 2018, the Company divested, in aggregate, assets, excluding cash, of €1,100,315, liabilities of €296,857, noncontrolling interests subject to put provisions of €469 and noncontrolling interests of €16,540.

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2018:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
	January 1, 2018	Cash Flow	Acquisitions	Foreign currency translation	Amortization of debt issuance costs	New leases	Other	December 31, 2018
Short-term debt	760,279	444,844	3,046	(2,860)	—	—	(15)	1,205,294
Short-term debt from related parties	9,000	179,900	—	—	—	—	—	188,900
Long-term debt and capital lease obligations (excluding Accounts Receivable Facility)(1)	6,384,734	(453,717)	8,652	188,165	15,975	6,517	1,708	6,152,034
Accounts Receivable Facility	293,673	(298,912)	—	4,883	356	—	—	—

(1)
Cash Flow excluding repayments of variable payments outstanding for acquisitions in the amount of €10.099.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed at Corporate. The Company's global research and development is also centrally managed at Corporate. These corporate activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments. Products are transferred to the segments at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Information pertaining to the Company's segment and Corporate activities for the twelve-month periods ended December 31, 2018, 2017 and 2016 is set forth below:

Segment and corporate information
in € THOUS
	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Total Segment	Corporate	Total
2018
Revenue from contracts with customers	11,347,963	2,559,485	1,627,715	682,894	16,218,057	14,736	16,232,793
Other revenue external customers	221,769	27,073	61,638	3,600	314,080	—	314,080

Revenue external customers	11,569,732	2,586,558	1,689,353	686,494	16,532,137	14,736	16,546,873
Inter – segment revenue	1,609	304	633	240	2,786	(2,786)	—

Revenue	11,571,341	2,586,862	1,689,986	686,734	16,534,923	11,950	16,546,873

Operating income	2,665,187	398,683	303,956	28,848	3,396,674	(358,876)	3,037,798

Interest							(301,062)

Income before income taxes							2,736,736
Depreciation and amortization	(377,836)	(116,384)	(45,475)	(22,344)	(562,039)	(162,808)	(724,847)
Income (loss) from equity method investees	75,279	(4,322)	2,125	264	73,346	—	73,346
Total assets	16,936,646	3,612,800	2,322,284	719,334	23,591,064	2,651,204	26,242,268
thereof investment in equity method investees	348,096	178,886	98,741	24,057	649,780	—	649,780
Additions of property, plant and equipment and intangible assets	598,988	158,974	53,962	26,894	838,818	316,147	1,154,965
2017
Revenue external customers	12,878,665	2,547,055	1,623,312	719,792	17,768,824	14,748	17,783,572
Inter – segment revenue	1,898	16	356	374	2,644	(2,644)	—

Revenue	12,880,563	2,547,071	1,623,668	720,166	17,771,468	12,104	17,783,572

Operating income	2,086,391	443,725	313,042	58,349	2,901,507	(539,068)	2,362,439

Interest							(364,824)

Income before income taxes							1,997,615
Depreciation and amortization	(398,235)	(119,044)	(45,401)	(17,929)	(580,609)	(154,870)	(735,479)
Income (loss) from equity method investees	71,739	(7,159)	1,919	700	67,199	—	67,199
Total assets	15,556,146	3,585,486	2,074,150	670,126	21,885,908	2,139,307	24,025,215
thereof investment in equity method investees	342,462	181,870	98,281	24,396	647,009	—	647,009
Additions of property, plant and equipment and intangible assets	526,652	130,755	52,861	41,637	751,905	241,052	992,957
2016
Revenue external customers	12,030,093	2,409,110	1,474,132	643,373	16,556,708	13,007	16,569,715
Inter – segment revenue	3,105	—	31	241	3,377	(3,377)	—

Revenue	12,033,198	2,409,110	1,474,163	643,614	16,560,085	9,630	16,569,715

Operating income	1,936,079	474,396	289,434	59,162	2,759,071	(350,169)	2,408,902

Interest							(363,408)

Income before income taxes							2,045,494
Depreciation and amortization	(389,217)	(109,128)	(43,344)	(15,577)	(557,266)	(144,270)	(701,536)
Income (loss) from equity method investees	58,547	(2,637)	1,372	1,357	58,639	—	58,639
Total assets	17,281,951	3,576,784	1,762,903	691,980	23,313,618	2,190,021	25,503,639
thereof investment in equity method investees	289,400	187,169	96,513	25,072	598,154	—	598,154
Additions of property, plant and equipment and intangible assets	522,406	118,671	49,907	33,414	724,398	248,936	973,334

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

Geographic presentation
in € THOUS
	Germany	North America	Rest of the world	Total
2018
Revenue external customers	426,327	11,569,732	4,550,814	16,546,873
Long-lived assets	948,355	13,260,913	3,290,930	17,500,198
2017
Revenue external customers	433,105	12,878,665	4,471,802	17,783,572
Long-lived assets	905,571	13,037,452	3,122,590	17,065,613
2016
Revenue external customers	380,887	12,030,093	4,158,735	16,569,715
Long-lived assets	835,690	14,379,237	2,852,313	18,067,240

27.   Subsequent events

Share repurchase

The Company resolved to repurchase shares with an aggregate volume of up to €1,000,000 via the capital markets over the next two years. The share repurchase program will be carried out in several tranches and in accordance with the European Union safe harbor provisions.

Acquisition of NxStage Medical, Inc.

The Company received notice from the Federal Trade Commission that the Commission voted to accept the Consent Order the Company signed in December 2018, which will allow its transaction with NxStage Medical, Inc. ("NxStage") to close. NxStage is a medical technology company that develops, manufactures and markets a product portfolio of medical devices for use in home dialysis and in the critical care setting.

No further significant activities have taken place subsequent to the balance sheet date December 31, 2018 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company's structure, management, legal form or personnel.

28.   Compensation of the Management Board and the Supervisory Board

I. Compensation of the Management Board of the General Partner

The total compensation of the members of the Management Board of Fresenius Medical Care Management AG for the fiscal year 2018 amounted to €24,166 (2017: €23,302) and consisted of non-performance-based compensation (including fringe benefits) in the total amount of €6,532 (2017: €5,768), short-term performance-based compensation in the total amount of €8,437 (2017: €8,640) and components with long-term incentive effects (multi-year variable remuneration) in the total amount of €9,197 (2017: €8,894). Components with long-term incentive effects, which were granted in or for the 2018 fiscal year, include exclusively share-based compensation with cash settlement.

Under the Fresenius Medical Care Long-Term Incentive Plan 2016 (hereinafter: "LTIP 2016"), a total of 73,315 performance shares (in 2017: 73,746) were allocated to the members of the Management Board of Fresenius Medical Care Management AG, in the fiscal year 2018. The fair value of the performance shares granted in July of the fiscal year 2018 was €80.55 (in 2017: €75.12) each for grants denominated in euro and $94.11 (in 2017: $86.39) each for grants denominated in US-Dollar on the grant date. Dr. Katarzyna Mazur-Hofsäß (member of the Management Board since September 1, 2018) was granted Performance Shares in December of the fiscal year whose fair value on the grant date was €69.05.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Due to the fact that the targets were met in the fiscal year 2018, in addition to the performance shares granted under the LTIP 2016, the Management Board members of Fresenius Medical Care Management AG were entitled to further share-based compensation with cash settlement (so-called Share Based Award) in the amount of €3,414 (2017: €3,418).

At the end of fiscal year 2018, the members of the Management Board of Fresenius Medical Care Management AG held a total of 204,693 performance shares (2017: 150,993) and 54,711 phantom stock (2017: 73,432). In addition, they held a total of 602,389 stock options at the end of fiscal year 2018 (2017: 819,491 stock options).

As of December 31, 2018, aggregate pension obligations of €24,535 (December 31, 2017: €21,753) existed relating to existing pension commitments. In the fiscal year 2018, the appropriation to the pension reserves amounted to €5,071 (2017: €212).

In the fiscal year 2018, no loans or advance payments of future compensation components were made to members of the Management Board of Fresenius Medical Care Management AG.

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

Mr. Dominik Wehner was a member of the Management Board until the end of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components he is entitled to by contract for the period from January 1, 2018 to March 31, 2022 that he will annually receive a base salary of €425 and an amount of 30% of his base salary. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, contributions to financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €38 p.a. The compensation components granted to Mr. Dominik Wehner under the Long-Term Incentive Program 2011, the LTIP 2016 and the Share Based Award are payable or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions. Except for the Share Based Award for 2017, Mr. Dominik Wehner is no longer eligible to be granted any components with long-term incentive effects as of the fiscal year 2018. As of the completion of the age of 65, Mr. Dominik Wehner will receive a Company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG.

In the fiscal year, Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, was granted no base salary (2017: €109) and no fringe benefits (2017: €43) and no one-year or multi-year variable compensation components (2017: €0). Since February 17, 2017 and for a maximum period of two years, Mr. Ronald Kuerbitz receives annual non-compete compensation of €515 (2017: €538) for the post-employment non-compete obligation agreed with him. In addition, Mr. Ronald Kuerbitz received one-off compensation of €852 in the fiscal year 2017 which had been agreed with him in the context of his resignation from the Management Board of the General Partner. The payment of this compensation was linked to the successful completion of various projects, part of which had not yet been completed as at the time of the agreement, and thus ensured Mr. Ronald Kuerbitz's involvement even after his resignation from the Management Board. It was also agreed with him that, after the end of his service agreement, he would act as an advisor to National Medical Care, Inc. as of August 14, 2017 until the end of August 13, 2018. The consideration to be granted for such services (including reimbursement of expenses) amounts to €212 (2017: €55) for the fiscal year. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a Company-funded retirement pension of €124 per year.

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €261 (2017: €239) in the fiscal year. On the occasion of the termination of his service agreement with effect as of December 31, 2016 as a member of the Management Board, it was agreed with Mr. Roberto Fusté that he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018 and that he would act as an advisor to the Chairman

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

of the Management Board. For this, he received non-compete compensation of €377 (2017: €377) and an advisory fee in the amount of €377 (2017: €377) in the fiscal year.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €338 (2017: €338). On the occasion of the termination of his service agreement as a member of the Management Board effective as of April 30, 2015, a two-year post-employment non-compete obligation was agreed upon with Prof. Emanuele Gatti. As compensation for this, Prof. Emanuele Gatti received annual non-compete compensation in the amount of €488. In the fiscal year Prof. Gatti received no non-compete compensation (2017: €163) as the non-compete obligation already expired in the course of the previous year.

A consulting agreement was entered into with Dr. Rainer Runte, who was a member of the Management Board until March 31, 2014, with effect since March 1, 2017 the term of which meanwhile was extended until December 31, 2018. By this consulting agreement, Dr. Rainer Runte provided consulting services on certain fields. The consideration (including the reimbursement of expenses) to be granted by Fresenius Medical Care Management AG for such services amounts to €226 for the fiscal year (2017: €165).

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, for the period January 1, 2013 to December 31, 2021. By this consulting agreement, Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame and he will be subject to a non-compete covenant. The consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to €522 (2017: €580). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounts to €1,586 (2017: €1,996) as at December 31 of the fiscal year.

Former members of the Management Board did not receive any compensation in the fiscal year 2018 other than mentioned herein. As of December 31 of the fiscal year 2018, pension obligations towards this group of persons exist in an amount of €25,163 (December 31, 2017: €21,930).

A post-employment non-competition covenant was agreed upon with all members of the Management Board. If such covenant becomes applicable, the Management Board members receive compensation amounting to half of their respective annual base salary for each year of the respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of control.

The new or extended employment contracts concluded with individual members of the Management Board with effect from January 1, 2018 provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity in the event of dismissal for cause (Abberufung aus wichtigem Grund) may not exceed the value of two years` compensation and may not compensate more than the remaining term of contract. For the calculation of the relevant annual compensation, only the non-performance-based compensation components are applied. If there is good cause for the termination of the employment contract, no severance payments are made.

In addition, on the basis of the LTIP 2016 plan conditions and in accordance with the employment contracts concluded with individual members of the Management Board as from January 1, 2018, the Company is entitled to reclaim already earned and paid compensation components (claw back). Such right to reclaim exists in particular in case of relevant violations of internal guidelines or undutiful conduct.

FMC-AG & Co. KGaA publishes detailed and also individualized information for each member of the Management Board of Fresenius Medical Care Management AG on the compensation of the Management Board in its Compensation Report, which is part of the management report and which can be accessed on Company's website under https://www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-on-corporate-governance/.

II. Compensation of the Supervisory Board

In fiscal year 2018 the total compensation fees to all members of the Supervisory Board of FMC-AG & Co. KGaA amounted to €773 (2017: €876). This includes a fixed compensation of €361 (2017: €409) as well as a

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

compensation to all members of the Audit Committee of €148 (2017: €185). Additionally, for the previous year the entitlement to a payment of variable performance-related compensation of €264 (2017: €282) was achieved. Furthermore, in fiscal year 2018 the members of the Supervisory Board which are also members of the Joint Committee of FMC-AG & Co. KGaA, receive attendance fees of $3,5 pursuant to Article 13e para. 3 of the articles of association.

The compensation of the supervisory board of the Fresenius Medical Care Management AG and the compensation of its Committees was, in compliance with article 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA, charged to FMC-AG & Co. KGaA. In fiscal year 2018 the total compensation for the members of the supervisory board of the Fresenius Medical Care Management AG amounted to €1,110 (2017: €1,039). This includes fixed compensation components for the work in the supervisory board in the amount of €402 (2017: €357) and compensation components for the work in the Committees of €428 (2017: €447). Additionally, for the previous year the entitlement to a payment of variable performance-related compensation of €280 (2017: €235) was achieved.

29.   Principal accountant fees and services

In 2018, 2017 and 2016, fees for the auditor KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, and its affiliates were expensed as follows:

Fees
in € THOUS
	Consolidated group	thereof Germany	Consolidated group	thereof Germany	Consolidated group	thereof Germany
	2018		2017		2016

Audit fees	7,845	1,322	8,629	1,232	7,896	1,060
Audit-related fees	320	316	59	18	53	42
Tax fees	1,069	115	830	169	164	—
Other fees	251	234	716	110	4,703	4,689

The current lead engagement partner for the audit of the consolidated financial statements assumed responsibility in 2017.

Audit fees are the aggregate fees billed by KPMG for the audit of the Company's consolidated financial statements and the statutory financial statements of FMC-AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under audit fees. This category comprises fees billed for comfort letters, consultation on accounting issues, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services, as well as support services related to tax audits. Other fees include amounts related to services in regard to the harmonization of the IT-landscape as well as amounts related to supply chain consulting fees.

Fees billed by KPMG for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

30.   Corporate governance

The Management Board of the General Partner, represented by Fresenius Medical Care Management AG, and the Supervisory Board of Fresenius Medical Care AG & Co. KGaA issued a compliance declaration pursuant to Section 161 of the German Stock Corporation Act (AktG). The Company has frequently made this declaration available to the public by publishing it on its website: https://www.freseniusmedicalcare.com/en/investors/corporate-governance/declaration-of-compliance/.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

31.   Proposal for the distribution of earnings

It is proposed that the earnings of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2018 will be distributed as follows:

Proposal for the distribution of earnings
in € THOUS, except for share data

Payment of a dividend of €1.17 per share on share capital of €306,879 entitled to receive dividends	359,048
Balance to be carried forward	3,295,832

3,654,880