Form 20-F/A
period 2018-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2019-10-31
CIK 1333141

Use these links to rapidly review the document

Index of financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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
Else-Kröner Strasse 1, 61352 Bad Homburg, Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares representing Ordinary Shares	FMS	New York Stock Exchange
Ordinary Shares, no par value	N/A	New York Stock Exchange(1)

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

☐ Yes                ☒ No

i

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this "Amendment No. 1") amends FRESENIUS MEDICAL CARE AG & Co. KGaA's Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the "Original Filing"). The purpose of this Amendment No. 1 is to (i) revise Part II, Items 15A, through 15D to the Original Filing to reflect management's conclusion that our internal control over financial reporting and disclosure controls and procedures were not effective at December 31, 2018 due to a material weakness in our internal control over financial reporting identified subsequent to the issuance of the Original Filing, to revise the reference in Item 15C of the Original Filing to the Report of Independent Registered Public Accounting Firm KPMG AG Wirtschaftsprüfungsgesellschaft ("the Auditors' Report") contained in Part III, Item 18 of the Original Filing regarding the effectiveness of our internal control over financial reporting to disclose that the Auditors' Report expresses an adverse opinion on the effectiveness of our internal control over financial reporting, and to disclose the remediation efforts undertaken by management as of the date of this filing, and (ii) include the revised Auditors' Report contained in Part III, Item 18 of the Original Filing regarding the effectiveness of our internal control over financial reporting and include the revised Report of Independent Registered Public Accounting Firm of KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG") on our consolidated financial statements contained in Part III, Item 18 Auditors' Report.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, we have included the entire text of Part III, Item 18 the Original Filing in this Amendment No. 1. However, there have been no changes to the text of such item other than the changes stated in clauses (ii) and (iii) of the immediately preceding paragraph. Furthermore, there have been no changes to the XBRL data filed in Exhibit 101 of the Original Filing. Other than as described above and the inclusion with this Amendment No.1 of new certifications by management, a new consent of KPMG, and related amendments to the List of Exhibits contained in Part III, Item 19 of the Original Filing, this Amendment No. 1 speaks only as of the date of the Original Filing and does not amend, supplement or update any information contained in the Original Filing to give effect to any subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and our reports filed with the U.S. Securities and Exchange Commission ("SEC") subsequent to the Original Filing.

Part II

Item 15A.    Disclosure controls and procedures

The Company's management, including the members of the Management Board of our general partner performing the functions Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2018, as contemplated by Exchange Act Rule 13a-15. Based on that evaluation, at February 20, 2019, the date of the Original Filing, the persons performing the functions of Chief Executive Officer and Chief Financial Officer had concluded that the disclosure controls and procedures were designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and were effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the general partner's Management Board, including the general partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Subsequent to that evaluation, as a result of the material weakness in the Company's internal control over financial reporting described in Item 15B below, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not effective as of December 31, 2018. The Company is amending Items 15A through 15D, as well as the information set forth under the heading "Controls and Procedures" within its reports on Form 6-K filed May 2, 2019 and July 30, 2019, respectively, containing its unaudited consolidated financial statements as of and for the three-month period ended March 31, 2019 and 2018 and for the three- and six-month periods ended June 30, 2019 and 2018, to reflect the conclusion by the Company's management that there was a material weakness in internal control over financial reporting as of the end of the periods covered by these reports. The Company's report on Form 6-K, being filed contemporaneously with this amendment on Form 20-F/A, discloses that the material weakness continues to exist as of the date of this filing.

Item 15B.    Management's annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer of our general partner and Chief Financial Officer of our general partner, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As of December 31, 2018, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In Management's Annual Report on Internal Control over Financial Reporting included in the Company's Original Filing, management, under the supervision of our Chief Executive Offices and Chief Financial Officer, concluded that the Company maintained effective internal control over financial reporting as of December 31, 2018. The Company has subsequently concluded that the material weakness described below existed as of December 31, 2018. As a result, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria described above. The Company therefore has amended Management's Annual Report on Internal Control Over Financial Reporting. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Company's management did not design and maintain effective internal control relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arises. Multiple sources of information are utilized in assessing the appropriateness of variable consideration and the related estimate of transaction price under IFRS 15, however the Company did not have effective oversight controls in assessing the weighting of such information as an input into revenue recognition. As such, the Company did not appropriately constrain certain fee-for-service revenue arrangements under IFRS 15 resulting in immaterial errors to accounts receivable and revenue from specific fee-for-service arrangements in the

Company's consolidated financial statements for the year ended December 31, 2018. These errors did not, individually or in the aggregate, result in a material misstatement of the Company's consolidated financial statements and disclosures for any periods through and including the fiscal year ended December 31, 2018. However, this control deficiency could have resulted in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company has determined that this control deficiency constitutes a material weakness.

KPMG, the Company's independent registered public accounting firm, for the fiscal year ended December 31, 2018, has issued an Attestation report expressing an adverse opinion on the effectiveness of internal control over financial reporting which is elsewhere in this Form 20-F/A.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurances that the Company's transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

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

Item 15C.    Attestation report of the registered public accounting firm

KPMG, an independent registered public accounting firm, has issued an attestation report expressing an adverse opinion on the effectiveness of the Company's internal control over financial reporting in their report included on page 12.

Item 15D.    Changes in internal control over financial reporting

There have been no changes in the Company's internal control over financial reporting that occurred during fiscal year 2018, which have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

As discussed in Item 15B, subsequent to the issuance of the Company's consolidated financial statements as of and for the fiscal year ended December 31, 2018, Management determined that there was a material weakness in controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arises. This material weakness existed as of December 31, 2018 and the material weakness continues to exist as of the date of this filing.

As at the date of this filing, remediation efforts have begun and Management are undertaking steps to strengthen the Company's controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and its related accounts receivable, including:

  •
  Increasing oversight by management over revenue recognition and the accounting and reporting of the related receivable balances;

  •
  Enhancing policies and procedures;

  •
  Strengthening communication and information flows between the legal and finance departments; and

  •
  Increasing the role of the finance function in its oversight of revenue recognition specific to fee-for-service matters in legal consideration and their related accounts receivable balances, including responsibility for the final estimation and reporting.

Management is committed to maintaining a strong internal control environment and believe the above noted remediation efforts will represent significant improvements to the internal control environment. The identified material weakness in internal control will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the government's claims against the Company arising from the investigations. The Company paid a combined total in penalties and disgorgement of approximately $231,700 to the government in connection with these agreements. As part of the settlement, the Company agreed to retain an independent compliance monitor for a period of two years and to an additional year of self-reporting. As of July 26, 2019, the monitor was appointed and the two-year monitorship period commenced. Company continues to cooperate with government authorities in Germany in their review of the issues resolved in the U.S. settlement.

The Company continues to implement enhancements to its anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws. The Company continues to be fully committed to compliance with the Foreign Corrupt Practices Act and other applicable anti-bribery laws.

Part III

Item 18.    Financial statements

The information called for by this item commences on Page 14.

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
2.29	**	Amendment No. 2 dated December 20, 2018 to Seventh Amended and Restated Transfer and Administration Agreement.
2.30	**	Amendment No. 3 dated December 20, 2018 to Second Amended and Restated Receivables Purchase Agreement.
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
8.1	**	List of Significant Subsidiaries. Our significant subsidiaries are identified in "Item 4.C. Information on the Company – Organizational structure."
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
14.1		Revised Consent of KPMG, independent registered public accounting firm (filed herewith).

101	**	The following financial statements as of and for the twelve-month period ended December 31, 2018 from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) notes to consolidated financial statements.

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

**
Previously filed with the Annual Report on Form 20-F originally filed on February 20, 2019

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2019, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness related to revenue recognition specific to estimating the transaction price on certain fee-for-service revenue arrangements, as to which the date is October 31, 2019, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principles

As discussed in Note 1 x) to the consolidated financial statements, the Company has changed its method of accounting for revenue from contracts with customers and financial instruments in fiscal year 2018 due to the adoption of IFRS 15, Revenue From Contracts With Customers, and IFRS 9, Financial Instruments, respectively. The Company adopted the new revenue standard retrospectively using the cumulative effect method and adopted the new financial instruments standard using the modified retrospective approach.

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

Frankfurt am Main, Germany

February 20, 2019, except for the restatement as to the effectiveness of internal control over financial reporting for the material weaknesses related to revenue recognition specific to estimating the transaction price on certain fee-for-service revenue arrangements, as to which the date is October 31, 2019.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of
Fresenius Medical Care AG & Co. KGaA:

Opinion on Internal Control Over Financial Reporting

We have audited Fresenius Medical Care AG & Co. KGaA's and subsidiaries' ("Fresenius Medical Care" or the "Company") internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 20, 2019, except for the restatement as to the effectiveness of internal control over financial reporting for the material weakness related to revenue recognition specific to estimating the transaction price on certain fee-for-service revenue arrangements, as to which the date is October 31, 2019, expressed an unqualified opinion on those consolidated financial statements.

In our report dated February 20, 2019, we expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. As described below, the Company subsequently identified a material weakness in its internal control over financial reporting. Accordingly, management has revised its assessment about the effectiveness of the Company's internal control over financial reporting, and our present opinion on the effectiveness of the Company's internal control over financial reporting, as of December 31, 2018, as presented herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to revenue recognition specific to estimating the transaction price on certain fee-for-service revenue arrangements, has been identified and included in management's assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

February 20, 2019, except for the restatement as to the effectiveness of internal control over financial reporting for the material weaknesses related to revenue recognition specific to estimating the transaction price on certain fee-for-service revenue arrangements, as to which the date is October 31, 2019.

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