Form 20-F
period 2019-12-31
Fresenius Medical Care AG & Co. KGaA
filed 2020-02-20
CIK 1333141

Use these links to rapidly review the document

Index of financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Else-Kröner Strasse 1, 61352 Bad Homburg, Germany
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares representing Ordinary Shares	FMS	New York Stock Exchange
Ordinary Shares, no par value	N/A	New York Stock Exchange(1)

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

Ordinary Shares, no par value: 298,329,247

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

☐ Yes                ☒ No

i

Certain defined terms

In this report, (1) the "Company" refers to both Fresenius Medical Care AG prior to the transformation of legal form discussed in Item 4.A, "Information on the Company – History and development of the Company – History" below and to Fresenius Medical Care AG & Co. KGaA after the transformation; (2) "we", "us" and "our" refer either to the Company or the Company and its subsidiaries on a consolidated basis both before and after the transformation, as the context requires; (3) "Fresenius Medical Care AG" and "FMC-AG" refer to the Company as a German stock corporation before the transformation of legal form and "FMC-AG & Co. KGaA" refers to the Company as a German partnership limited by shares after the transformation and (4) "FMCH" and "D-GmbH" refer, respectively, to Fresenius Medical Care Holdings, Inc., the holding company for our North American operations and to Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries. In addition, "Fresenius SE" and "Fresenius SE & Co. KGaA" refer to Fresenius SE & Co. KGaA. Fresenius SE owns 100% of the share capital of our general partner and 94,380,382 of our shares as of February 11, 2020, 31.65% based on 298,191,384 outstanding shares, as reported herein. In this report, we use Fresenius SE to refer to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007. Unless the context otherwise requires, the phrase "Fresenius SE and its subsidiaries" refers to Fresenius SE and all of the companies of the Fresenius SE group, other than FMC-AG & Co. KGaA and the subsidiaries of FMC-AG & Co. KGaA. Each of "Management AG", "FMC Management AG" and the "General Partner" refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA's general partner and a wholly owned subsidiary of Fresenius SE. "Management Board" and "our Management Board" refer to the members of the management board of Management AG and, except as otherwise specified, "Supervisory Board" and "our Supervisory Board" refer to the supervisory board of FMC-AG & Co. KGaA. "Ordinary shares" refers to the ordinary shares prior to the conversion in 2013 of our preference shares into ordinary shares. Following the conversion, we refer to our ordinary shares as "shares." The term "North America Segment" refers to our North America operating segment; the term "EMEA Segment" refers to the Europe, Middle East and Africa operating segment, the term "Asia-Pacific Segment" refers to our Asia-Pacific operating segment, and the term "Latin America Segment" refers to our Latin America operating segment. The term "Corporate" includes certain headquarters' overhead charges, including accounting and finance, centrally managed production, asset management, quality management and procurement within our Global Manufacturing, Quality & Supply and Global Research & Development departments. The abbreviation "THOUS" is used to denote the presentation of amounts in thousands. All references in this report to the notes to our financial statements are to the notes to consolidated financial statements included in this report.

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words "outlook," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties' studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results include, among others, the following:

  •
  changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States ("U.S.") Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, "ACA") that could be enacted due to the announced intention of the Trump administration to continue its efforts to repeal and replace the ACA or result from pending legal challenges to the ACA;

  •
  the outcome of government and internal investigations as well as litigation;

  •
  risks relating to compliance with current and future government regulations applicable to our business including sanctions and export control laws and regulations, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act ("FCPA") including the monitor agreement with the U.S. Department of Justice, the Food, Drug and Cosmetic Act, and outside the U.S., the European Union ("EU") Medical Device Directive, the EU General Data Protection Regulation, the two invoice policy and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;

  •
  possible future disruptions in federal government agencies' operations and funding that could negatively impact regulatory approvals for our pharmaceutical products, medical devices and regulatory guidance;

  •
  the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums;

  •
  the impact of health care, tax and trade law reforms and regulation, including, but not limited to, those proposed and enacted by the Trump administration in the U.S.;

  •
  product liability risks;

  •
  risks relating to our ability to continue to make acquisitions;

  •
  risks relating to our ability to attract and retain skilled employees, including shortages of skilled clinical personnel, and risks that legislative, union, or other labor-related activities or changes will result in significant increases in our operating costs or decreases in productivity;

  •
  the impact of currency and interest rate fluctuations;

  •
  potential impairment loss on assets in the Latin America Segment due to decreases in the recoverable amount of those assets relative to their book value;

  •
  our ability to protect our information technology systems against cyber security attacks or prevent other data privacy or security breaches;

  •
  changes in our costs of purchasing and utilization patterns for pharmaceuticals;

  •
  introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that greatly reduce the progression of chronic kidney disease;

  •
  launch of new technology, advances in medical therapies or new market entrants that compete with our medical businesses;

  •
  changes in raw material and energy costs or the inability to procure raw materials;

  •
  potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;

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

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion under "Results of operations" in Item 5 below, "Operating and financial review and prospects." For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in this report.

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

Part I

Item 1.    Identity of directors, senior management and advisors

Not applicable

Item 2.    Other statistics and expected timetable

Not applicable

Item 3.    Key information

A.    Selected financial data

The following table summarizes the consolidated financial information for our business for each of the years in the five-year period ended December 31, 2019. We derived the selected financial information from our consolidated financial statements. As of January 1, 2017, the consolidated financial statements and other financial information included in the Company's quarterly reports on Form 6-K and its Annual Reports on Form 20-F are prepared solely in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. KPMG AG Wirtschaftsprüfungsgesellschaft ("KPMG"), an independent registered public accounting firm, audited these financial statements. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this report and the information under Item 5, "Operating and Financial Review and Prospects."

Selected financial data
	2019	2018	2017	2016	2015
	(in € millions ("M") except share and per share amounts)
Statement of operations data:
Revenue	17,477	16,547	17,784	16,570	15,455
Cost of revenues	12,081	11,392	11,765	10,954	10,277
Gross profit	5,396	5,155	6,018	5,616	5,178
Selling, general and administrative	3,061	2,885	3,638	3,146	2,961
(Gain) loss related to divestitures of Care Coordination(a)	(29)	(809)	(26)	(14)	—
Research and development	168	114	111	134	116
Income from equity method investees	(74)	(73)	(67)	(59)	(28)
Operating income	2,270	3,038	2,362	2,409	2,129
Interest expense, net(b)	429	301	365	364	353
Income before income taxes	1,841	2,737	1,997	2,045	1,776
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,200	1,982	1,280	1,144	955
Weighted average shares outstanding	302,691,397	306,541,706	306,563,400	305,748,381	304,440,184
Basic earnings per share	3.96	6.47	4.17	3.74	3.14
Basic earnings per ADS	1.98	3.23	2.09	1.87	1.57
Diluted earnings per share	3.96	6.45	4.16	3.73	3.13
Diluted earnings per ADS	1.98	3.23	2.08	1.87	1.57
Dividends Paid (€)(c)	1.17	1.06	0.96	0.80	0.78

	2019	2018	2017	2016	2015
	(in € M except share and per share amounts)
Balance sheet data at December 31:
Working capital	158	1,579	1,074	1,585	2,033
Total assets	32,935	26,242	24,025	25,504	23,246
Total long-term debt (excluding current portion)	6,458	5,046	5,795	6,833	7,214
Shareholders' equity	13,227	12,902	10,828	11,051	9,806
Capital stock – nominal value	304	308	308	307	313

(a)
On June 28, 2018, we divested our controlling interest in Sound Inpatient Physicians, Inc. See Note 3 of our notes to the consolidated financial statements included in this report.

(b)
Information for 2015 is shown without effect from restatements associated with IAS 12, Income Taxes ("IAS 12") and IAS 37, Provisions, contingent liabilities and contingent assets ("IAS 37").

(c)
Amounts shown for each year from 2019 to 2015 represent dividends paid in each such year with respect to our operations in the year preceding payment. Our General Partner's Management Board has proposed dividends with respect to operations in 2019 of €1.20 per share. These dividends are subject to approval by our shareholders at our Annual General Meeting ("AGM") to be held on May 19, 2020.

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

A summary of the spot and average exchange rates for the euro to U.S. dollars for the last three years is set forth below. The European Central Bank ("ECB") determines such rates ("Reference Rates") based on the regular daily averaging of rates between central banks within and outside the European banking system. The ECB normally publishes the Reference Rates daily around 4p.m. Central European Time ("CET").

Exchange rates
	December 31, 2019 spot exchange rate in €	December 31, 2018 spot exchange rate in €	2019 average exchange rate in €	2018 average exchange rate in €	2017 average exchange rate in €
1 U.S. dollar	0.89015	0.87336	0.89328	0.84678	0.88519

B.    Capitalization and indebtedness

Not applicable

C.    Reasons for the offer and use of proceeds

Not applicable

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

Risks relating to the Company:

Risks relating to legal and regulatory matters

We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.

The delivery of health care services and products is highly regulated in most of the countries in which we operate. Proposals for legislative reform in these countries are often introduced to improve access to care, address quality of care issues and manage costs of the health care system. In the U.S., the Trump administration has publicly announced its desire to pursue significant changes to existing health care programs, although the administration has recently stated that any efforts on its part to do so are likely to be deferred until after the 2020 elections in the U.S. Certain health insurance provisions of the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) are targets for change. Changes of such nature could have significant effects on our businesses, both positive and negative, but the outcomes are impossible to predict.

In October of 2017, the Trump administration discontinued making cost-sharing reduction ("CSR") reimbursements to insurers, arguing that Congress had failed to appropriate funding for them. In response, many state departments of insurance ("DOIs") either allowed or required insurers to mitigate their losses by increasing the 2018 premiums on their ACA plans. Many insurers also mitigated the impact to consumers by "silver loading," a practice whereby the full premium increase attributable to the loss of CSR payments is applied to their silver-level plans. Silver loading mitigated the impact of premium increases to consumers. In 2019 and 2020, all states either permit or required silver loading. We cannot predict how the ongoing litigation might be determined. As a result, a reduction in the availability of insurance through such exchanges could reduce the number of our commercially insured patients and shift such patients to Medicare and Medicaid. Because Medicare and Medicaid reimbursement rates are generally lower than the reimbursement rates paid by commercial insurers, a shift of commercially insured patients to Medicare and Medicaid could have a material adverse impact on our business, financial condition and results of operations. See "– Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit."

Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.

We receive reimbursement for our health care services from both public, government-sponsored payors and private, commercial payors. A large portion of our businesses is reimbursed by government payors, in particular the Medicare and Medicaid program in the U.S. For both years ended December 31, 2019 and 2018, approximately 33% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. The Medicare and Medicaid programs change their payment methodologies and funding from time to time in ways that are driven by changes in statute, economic conditions, and policy. For example, the Budget Control Act of 2011 ("BCA") effected a 2% reduction to Medicare payments and subsequent activity in Congress, a $1.2 trillion sequester (across-the-board spending cuts) in discretionary programs, took effect on April 1, 2013, which continues in force. In addition, options to restructure the Medicare program in the direction of a defined contribution, "premium support" model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, are also being considered. Changes in payment methodologies and funding or payment requirements of (without limitation) the End-Stage Renal Disease Prospective Payment System, the Physician Fee Schedule, the Clinical Laboratory Fee Schedule, and the Ambulatory Surgical Center Payment System may have material effects on our operating results. We have very little opportunity to influence or predict the magnitude of those changes. For further information regarding Medicare and Medicaid reimbursement, see Item 4B, "Information on the Company – Business Overview – Regulatory and Legal Matters – Reimbursement" and Item 5, "Operating and Financial Review and Prospects – Overview."

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

Any of the following events, among others, could have a material adverse impact on our business, financial condition and results of operations:

  •
  we may be subject to reductions in reimbursement from private payors, including, for example, through their use of lower contract rates allowed charges rather than rates based on our billed charges;

  •
  we may experience a reduction in our ability to obtain commercially insured patients to utilize our health care services relative to historical levels;

  •
  efforts by private payors to continue to control the cost of and/or the eligibility for access to health care services, including relative to products on and off the health care exchanges established by the ACA;

  •
  a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by integrated care organizations, which may use payment methodologies that reduce reimbursement for our services. There can be no assurance that we can achieve future price increases from private insurers and integrated care organizations offering private insurance coverage to our patients; or

  •
  if efforts to restrict or eliminate the charitable funding of patient insurance premiums are successful, our patients with coverage under publicly funded programs like Medicare may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services. In addition, a portion of our patients who are currently covered by private insurers may be unable to continue to pay the premiums for that coverage and may become uninsured for dialysis services or may elect to transition to government funded reimbursement programs that reimburse us at lower rates for our services. See Item 4B, "Information on the Company –

    Business Overview – Regulatory and Legal Matters – Reimbursement – Potential changes impacting our private payors" for further information.

In addition to the foregoing factors, the health care insurance industry is experiencing continuing consolidation among insurers and pharmacy benefit managers, including increasing buyer power and impacts on referral streams. Such consolidation could have a material adverse effect on our ability to negotiate favorable coverage terms and reimbursement rates.

If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government health care reimbursement programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue; this regulatory environment also exposes us to claims and litigation, including "whistleblower" suits.

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

Failure to comply with one or more of these laws or regulations may give rise to a number of adverse legal consequences. These include, in particular, loss or suspension of federal certifications, loss or suspension of licenses under the laws of any state or governmental authority from which we generate substantial revenues, monetary and administrative penalties, product recalls, increased costs for compliance with government orders, complete or partial exclusion from government reimbursement programs, refunds of payments received from government payors and government health care program beneficiaries due to failures to meet applicable requirements or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition and results of operations.

Our medical devices and drug products are subject to detailed, rigorous and frequently changing regulation numerous by national, supranational, federal and state authorities. In addition, our facilities and procedures and those of our suppliers are subject to periodic inspection by various regulatory authorities which may suspend, revoke, or adversely amend the authority necessary for research, manufacture, marketing, or sale of our products and those of our suppliers. We and our suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, they could be subject to significant adverse administrative and judicial enforcement actions in the future. These possible enforcement actions could include warning letters, injunctions, civil penalties, seizures of our products, and criminal prosecutions as well as dissemination of information to the public about such enforcement actions. These actions could result in, among other things, substantial modifications to our business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt our business and have a material adverse impact on our business, financial condition and results of operations. For a discussion of our open U.S. Food and Drug Administration ("FDA") warning letter, see "Item 4B. "Information on the Company – Business Overview -Regulatory and legal matters – FDA enforcement action."

We operate many facilities and engage with other business associates to help carry out our health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and their business associates. We rely on our management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations. If employees were to deliberately, recklessly or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our revenues. If we fail to identify in our diligence process or to promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our revenues, with a resulting material adverse impact on our business, financial condition and results of operations.

By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of "qui tam" or "whistleblower" actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs. For information about certain of these pending investigations and lawsuits, see note 22 of the notes to our consolidated financial statements included in this report.

In addition, future legislative or regulatory changes could affect procedures or decision making for approving medical device or drug products. Any such legislation or regulations, if enacted or promulgated, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse impact on our business, financial condition and results of operations.

Cyber attacks or other privacy and data security incidents that result in privacy and data breaches could disrupt our operations or result in the unintended disclosure and access of sensitive personal information or proprietary or confidential information. If we are unable to protect our information technology security systems and rely on our third-party service providers to protect their systems against such attacks and other incidents, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse impact on our business, financial condition and results of operations.

We routinely process, store and transmit large amounts of data in our operations, including sensitive personal information as well as proprietary or confidential information relating to our business or third-parties. We may be subject to breaches of the information technology security systems we use both internally and externally with third-party service providers.

A cyber attack may penetrate our security controls and result in the misappropriation or compromise of sensitive personal information or proprietary or confidential information, including such information which is stored or transmitted on the systems used by certain of our products, to create system disruptions, cause shutdowns, or deploy viruses, worms, and other malicious software programs that attack our systems. We handle the personal information of our patients and beneficiaries, Patient Personal Data ("PPD"), throughout the United States and other parts of the world. On occasion, we or our business associates may experience a breach under the U.S. Health Insurance Portability and Accountability Act Privacy and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws"), including the following events:

  •
  impermissible use, access, or disclosure of unsecured PPD,

  •
  a breach under Data Protection Laws when we or our business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or

  •
  a data breach that results in impermissible use, access or disclosure of personal identifying information of our employees, patients and beneficiaries.

As we increase the amount of sensitive personal information that we store and share digitally, our exposure to these privacy and data breaches and cyber-attack risks increases, including the risk of undetected attacks, damage, loss or unauthorized disclosure or access, and the cost of attempting to protect against these risks also increases. There are no assurances that our security technologies, processes and procedures that we or our outside service providers have implemented to protect sensitive personal information and proprietary or confidential information and to build security into the design of our products will be effective against all types of breaches. Any failure to keep our information technology systems and our patients' and customers' sensitive information secure from attack, damage, loss or unauthorized disclosure or access, whether as a result of our action or inaction or that of our third-party business associates or vendors that utilize and store such personal information on our behalf, could adversely affect our reputation and operations and also expose us to mandatory public disclosure requirements, litigation and governmental enforcement proceedings, material fines, penalties and/or remediation costs, and compensatory, special, punitive and statutory damages, consent orders and other adverse actions, any of which could have a material adverse impact on our business, financial condition and results of operations.

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

We are subject to audits and reviews by enforcement authorities for compliance with applicable drug regulations. These audits or reviews may impact our participation in reimbursement programs globally, including Medicare and Medicaid programs in the U.S., the imposition of potential fines or penalties as well as oversight or recalibration of processes and procedures which may have a material adverse impact on our business and results of operations.

Additionally, within the U.S. reimbursement system, we receive reimbursement for the treatment of Medicare patients based upon the End-Stage Renal Disease Prospective Payment System ("ESRD PPS") rates as determined by the Centers for Medicare and Medicaid Services ("CMS"). CMS subjects a base ESRD PPS payment rate to case-mix adjustments that take into account individual patient characteristics. The annually adjusted rates may not provide fully compensating reimbursement for the services or products consumed during service. Pharmaceuticals included within the bundled rate are subjected to increased reimbursement pressure in comparison to the pharmaceuticals currently reimbursed outside the bundle. In some cases, pharmaceuticals that were reimbursed outside the bundle are transitioned for inclusion within the bundle. Recently, CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the FDA, such category of drugs will cease to be considered oral only. As a result of this determination, reimbursement for calcimimetics is now included in the ESRD PPS, effective as of January 1, 2018, subject to CMS's payment of a "transitional drug add-on payment adjustment" for three years. During this transition period, CMS will not pay outlier payments for these drugs. If we are unable to secure appropriate reimbursement arrangements for the pharmaceuticals we provide in our dialysis clinics, we could experience a material adverse effect on our operating results.

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

Health care companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us, or, for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse impact on our business, financial condition and results of operations. While personal injury litigation involving our acid concentrate product was substantially resolved by settlement consummated in November 2017, we and certain of our insurers are in litigation against each other relating to such insurers' coverage obligations under applicable policies. See note 22 of the notes to consolidated financial statements included in this report.

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

Risks relating to internal control and governance

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees and their agents. We cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse impact on our business, financial condition and results of operations.

Beginning in 2012, we received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. We conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission ("SEC") and the United States Department of Justice ("DOJ") about these investigations. The DOJ and the SEC also conducted their own investigations, in which we cooperated.

In the course of this dialogue, we identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around our products business in countries outside the United States.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

For further information, see "Item 15D. Changes in internal control over financial reporting" and note 22 of the notes to our consolidated financial statements included in this report.

We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, adversely affect our ability to accurately report our financial condition and results of operations.

In the third quarter of 2019, we concluded that a material weakness in our internal control over financial reporting existed and our management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2018. We reported this determination in an amendment to our Annual Report on Form 20-F for the year ended December 31, 2018, in which we amended Management's Annual Report on Internal Control Over Financial Reporting and KPMG, the Company's independent registered public accounting firm for the fiscal year ended December 31, 2018, issued an Attestation report expressing an adverse opinion on the effectiveness of internal control over financial reporting.

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Company's management did not design and maintain effective internal controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arose. Multiple sources of information are utilized in assessing the appropriateness of variable consideration and the related estimate of transaction price under IFRS 15, however the Company did not have effective oversight controls in assessing the weighting of such information as an input into revenue recognition. As such, the Company did not appropriately constrain certain fee-for-service revenue arrangements under IFRS 15 resulting in immaterial errors to accounts receivable and revenue from specific fee-for-service arrangements in our consolidated financial statements for the year ended December 31, 2018. These immaterial errors did not, individually or in the aggregate, result in a material misstatement of the Company's consolidated financial statements and disclosures for any periods through and including the fiscal year ended December 31, 2018. However, this control deficiency could have resulted in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected.

Remediation efforts began in 2019 and are ongoing. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. For information regarding these remediation efforts, see Item 15D, "Changes in internal control over financial reporting." Any failure to implement or maintain required improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses or misstatements in our consolidated financial statements.

Risks relating to our business activities and industry

If physicians and other referral sources cease referring patients to our health care service businesses and facilities or cease purchasing or prescribing our products, our revenues would decrease.

In providing services within our health care business, we depend upon patients choosing our health care facilities as the location for their care. Patients may select a facility based, in whole or in part, on the recommendation of their physician. Physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility, pharmacy, physician practice, vascular surgery center or urgent care center to an End-Stage Renal Disease patient, including the quality of care, the competency of staff, convenient scheduling, and location and physical condition. Physicians may change their recommendations, which may result in the movement of new or existing patients to competing facilities, including facilities established by the physicians themselves. At most of our dialysis clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. We have no ability to dictate these recommendations and referrals. If a significant number of physicians or other referral sources cease referring their patients to our facilities or stop purchasing or prescribing our dialysis products, this would reduce our health care revenue and could materially adversely affect our overall operations.

We face specific risks from international operations.

We operate dialysis clinics in around 50 countries and sell a range of products and services to customers in approximately 150 countries. Our international operations are subject to a number of risks, including but not limited to the following:

  •
  the economic and political situation in certain countries could deteriorate or become unstable;

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

  •
  potential increases in tariffs and trade barriers that could result from withdrawal by the United States or other countries from multilateral trade agreements or the imposition of retaliatory tariffs and other countermeasures in the wake of trade disputes;

  •
  transportation delays or interruptions;

  •
  growth and expansion into emerging markets could cause us difficulty due to greater regulatory barriers than in the United States or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, legal and political systems and conditions;

  •
  failure to prevail in competitive contract tenders; and

  •
  global epidemics and/or readily transmittable diseases, such as the coronavirus, may cause disruptions in our ability to provide health care services or produce dialysis products.

Any one or more of these or other factors relevant to international operations could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse impact on our business and financial condition.

We conduct humanitarian-related business directly or indirectly in sanctioned countries. In case of a violation of applicable economic sanctions or export controls laws and regulations, we could be subject to enforcement actions. Possible enforcement actions vary between jurisdictions and depend on the factual circumstances of the given violation, but could include criminal penalties, imprisonment of responsible individuals, administrative or civil penalties, restricted access to certain markets and reputational harm, among others. Our internal control policies and procedures may not protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene our compliance policies or violate applicable laws.

If we fail to estimate, price for and manage medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows.

The reserves that we establish in connection with the operation of our value-based arrangements and shared risk products are based upon assumptions and judgments concerning a number of factors, including trends in health care costs, expenses and other factors. To the extent the actual claims experience is less favorable than estimated based on our underlying assumptions, our incurred losses would increase, and future earnings could be adversely affected.

Through our value-based agreements and shared risk products, we assume the risk of both medical and administrative costs for certain patients in return for fixed periodic payments from governmental and commercial insurers. Specifically in the U.S., our participation in various value-based programs includes the Centers for Medicare and Medicaid Services Comprehensive End-Stage Renal Disease ("ESRD") Care initiative and capitation or shared savings agreements with commercial insurers in which FMCH receives a fixed fee to cover all or a defined portion of the medical costs of a defined population of patients. We previously participated in the CMS Bundled Payments for Care Improvement ("BPCI") program until we divested our controlling interest in Sound Inpatient Physicians, Inc. ("Sound") on June 28, 2018, and currently participate in the BPCI Advanced program through a physician practice, which is majority-owned by National Cardiovascular Partners. We also participated in Medicare Advantage chronic special needs plans, until December 31, 2018. For information on the value-based programs in which we participate, see Item 4B. "Information on the Company – Business overview – Care Coordination – Value and risk-based arrangements."

Our profitability in our value-based agreements and shared risk products is dependent in part upon our ability to manage a patient's care, to collaborate with our payer partners, to coordinate with other health care providers and to find cost efficient, medically appropriate sites of service for our patients. Any failure to do so would limit our ability to improve the quality of patient care and health outcomes and to reduce medically unnecessary costs, which could lead to poorer performance under value-based payment arrangements.

CMS relied on authority granted by the ACA to implement the Comprehensive ESRD Care Model, which seeks to deliver better health outcomes for ESRD patients while lowering CMS' costs. Although Congress' efforts to date to repeal the ACA have been unsuccessful, further efforts to repeal or revise the ACA, the posture of CMS in the Trump administration toward projects of this sort and litigation seeking the termination of the ACA may affect the project's future prospects in ways which we currently cannot quantify or predict. In addition, while we have applied for participation in CMS' Comprehensive Kidney Care Contracting ("CKCC") model, we do not yet know whether or to what extent our applications will be accepted, whether the terms of such model will be developed by CMS in a manner acceptable to warrant our continued participation, and whether, if we do decide to participate, we and our partners will be able to deliver better health outcomes while lowering CMS' costs.

Our growth depends, in part, on our ability to develop our core dialysis business.

The health care industry experiences continuing consolidation particularly among health care providers. This development could adversely affect our ability to find suitable acquisition targets and to increase future growth and product sales. Additionally, our ability to make future acquisitions as well as develop our core dialysis business, in part, on the availability of financial resources and the current restrictions imposed by competition laws as well as existing credit agreements. The integration of acquired businesses may cause problems, e.g., by assuming unknown liabilities, underperformance subsequent to integration, associated requirements from competition authorities, or non-compliant business practices not disclosed by the seller or not uncovered during due diligence. We also compete with other health care companies in seeking suitable acquisition targets and developing our core dialysis business. Any or all of these factors generally could have a material adverse effect on our future growth, including growth of our product sales.

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

Competition from new and existing competitors, and especially new competitive developments such as increasing disruption in the health care industry, and innovations in technology and care delivery models could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products or services by competitors could render one or more of our products or services less competitive or even obsolete, which could also affect our sales and distribution of pharmaceuticals for which, to some extent, we are obligated to make certain minimum annual royalty payments.

Global economic conditions as well as disruptions in financial markets may have an adverse effect on our businesses.

We are dependent on the conditions of the financial markets and the global economy. In order to pursue our business, we are reliant on capital, as are our renal product customers and commercial health care insurers. Limited or more expensive access to capital in the financial markets could adversely affect our business and profitability. Among other things, the potential decline in federal and state revenues may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

Job losses or increases in the unemployment rate in the United States may result in a smaller percentage of our patients being covered by an employer group health plan and a larger percentage being covered by lower paying Medicare and Medicaid programs. To the extent that payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we expect to collect. Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to have a material adverse effect on our businesses and results of operations.

We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.

Our business is dependent on the reliable supply of several raw materials for production and service purposes. If we are unable to counteract the risk of bottleneck situations at times of limited availability of goods and other materials in spite of our purchasing strategy in combination with ongoing monitoring of market developments, this could result in delays in production and hence have an adverse effect on our results of operations. Similarly, price increases by suppliers and the inability to access new products or technology could also adversely affect our results of operations.

Our procurement strategy, which includes the development of partnerships with strategic suppliers through framework contracts and at the same time striving, where reasonably practicable, for at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing), and our measures to prevent loss of suppliers, such as risk analyses as well as continuous supply chain monitoring, may not be sufficient or effective in maintaining cost-effective sources of supply. Any failure to mitigate disruptive goods shortages and potential price increases and to provide access to new product and technology developments could have an adverse impact on our business and financial condition, if we do not succeed in creating a demand-based design of supplier relationships and contracts, as well as the use of financial instruments.

Any material disruption in federal government operations and funding could have a material adverse impact on our business, financial condition and results of operations.

A substantial portion of our revenues is dependent on health care program reimbursement, and any disruptions in government operations could have a material adverse impact on our business, financial condition and results of operations. If the governments with which we do business default on their debts, there could be broad macroeconomic effects that could raise our cost of borrowing funds, and delay or prevent our future growth and expansion. Any future government shutdown, government default on debt and/or failure of governments to enact annual appropriations could have a material adverse impact on our business, financial condition and results of operations. Additionally, material disruptions in government operations may negatively impact regulatory approvals and guidance that are important to our operations, and create uncertainty about the pace of upcoming health care regulatory developments.

If we are unable to attract and retain skilled medical, technical and engineering personnel, or if legislative, union, or other labor-related activities or changes result in significant increases in our operating costs or decreases in productivity, we may be unable to manage our growth or continue our technological development.

Our continued growth in the health care business will depend upon our ability to attract and retain skilled workforce, including highly skilled nurses and other medical personnel. Competition for those employees is intense and shortages for these sought-after employees, such as nurses, or skilled engineers and research and development personnel, may increase our personnel and recruiting costs and/or impair our reputation for production of technologically advanced products. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as employees of or consultants to our health care services businesses.

Our health care products business depends on the development of new products, technologies and treatment concepts to be competitive, and for that we need to attract the best and most talented people, especially in research and development. Additionally, in recruiting, employing and retaining personnel, we may be exposed to increasing risks relating to various labor and staffing laws, legislative, union, or other labor-related activities or changes. Further, these factors could impact the integration of acquired companies into our operations, which could increase our costs, decrease our productivity and prevent us from realizing synergies from acquisitions. If we are unable to manage the risks above, then our growth and results of operations could be adversely impacted.

Risks relating to our financial situation:

Risks relating to taxation and accounting

There are significant risks associated with estimating the amount of health care service revenues that we recognize that could impact the timing of our recognition of revenues or have a significant impact on our operating results and financial condition.

There are significant risks associated with estimating the amount of revenues from health care services that we recognize in a reporting period.

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

  •
  Collections, refunds and payor retractions may continue to occur for up to three years or longer after services are provided.

If our estimates of revenues are materially inaccurate, it could impact the timing and amount of our recognition of revenues and have a significant impact on our operating results and financial condition. For further information, see "Risks Relating to internal control and governance – We have identified material weaknesses in our internal control over financial reporting that could, if not remediated, adversely affect our ability to accurately report our financial condition and results of operations" as well as "Item 15B. Management's annual report on internal control over financial reporting" below.

Diverging views of fiscal authorities could require us to make additional tax payments.

We are subject to ongoing tax audits in Germany, the U.S. and other jurisdictions. We could potentially receive notices of unfavorable adjustments and disallowances in connection with certain of these audits. If we are unsuccessful in contesting unfavorable determinations we could be required to make additional tax payments, which could have a material adverse impact on our business, financial condition and results of operations in the relevant reporting period. See Item 5, "Operating and financial review and prospects – IV. Financial position."

A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable.

Our health care product business and our dialysis services business differ across the regions in which we operate. In many cases, our products and services are paid, either directly or indirectly, by government institutions. We believe the risk of default from a government payor is generally low to moderate worldwide which could, however, prove to be wrong. On a country level, the payor base is characterized by distinct customer or payor groups which can range in volume from a few customers to a considerable amount of customer types which have varying levels of risk associated with default or non-payment of receivables as well as risks for dependencies based upon the competition within low volume customer base environments. In certain cases, a resulting dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable and can adversely affect our business, results of operations and financial condition. Our measures aiming to mitigate these risks by actively negotiating long-term contracts with major customers, targeted marketing activities, developing new product and pricing models as well as improving the quality of our services and products, could be insufficient or ineffective.

Risks relating to our securities

Our indebtedness may limit our ability to pay dividends or implement certain elements of our business strategy.

At December 31, 2019, we had consolidated debt (including lease liabilities) of €13,782 M and consolidated total shareholders' equity of €13,227 M. Our debt could have significant consequences to our operations and our financial condition. For example, it could require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes.

In October 2012, we entered into a syndicated Credit Agreement, which was amended in November 2014 as well as in July 2017 (the "Amended 2012 Credit Agreement"). Our Amended 2012 Credit Agreement, the indentures relating to our senior notes (generally referred to as "Bonds" in this report and in our consolidated financial statements) and our accounts receivable securitization program (the "A/R Facility" or the "Accounts Receivable Facility") include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our Amended 2012 Credit Agreement and the A/R Facility, we are obligated to maintain our consolidated leverage at or below an established maximum ratio of consolidated net funded debt to consolidated EBITDA, as these terms are defined in the respective financing agreements.

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

Fresenius SE owns 31.65% of our outstanding shares, excluding treasury shares that we held, as of February 11, 2020. Fresenius SE also owns 100% of the outstanding shares of Management AG, the General Partner of the Company. As the sole shareholder of the General Partner, Fresenius SE has the sole right to elect the supervisory board of the General Partner which, in turn, appoints the General Partner's Management Board. The Management Board of the General Partner is responsible for the management of the Company. Through its ownership of the General Partner, Fresenius SE is able to exercise de facto management control of FMC-AG & Co. KGaA, even though it owns less than a majority of our outstanding voting shares. Such de facto control limits public shareholder influence on management of the Company and precludes a takeover or change of control of the Company without Fresenius SE's consent, either or both of which could adversely affect the price of our shares. Our Articles of Association require that the General Partner or a parent company of the General Partner hold more than 25% of our share capital. The Articles of Association also provide that the General Partner ceases to be the general partner if the shares of the General Partner are acquired by a person who does not make an offer to acquire the shares of the Company's other shareholders within three months of the acquisition of the General Partner. In either case, the necessity for such a significant investment in connection with an acquisition of the General Partner could also discourage or preclude a change of control through acquisition of the General Partner, which also could adversely affect the price of our shares.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws, and we are exempt from most of the governance rules of the New York Stock Exchange.

Under the pooling agreement that we have entered into for the benefit of public holders of our shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to file quarterly reports with the SEC and to file information with the SEC with respect to annual and general meetings of our shareholders. As of June 2016, the pooling agreement provides that we may prepare such financial statements in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") or IFRS and, commencing with our report for the first quarter of 2017, we prepare our quarterly and annual financial statements in accordance with IFRS with the euro as our reporting currency. The pooling agreement also requires that the supervisory board of Management AG, our General Partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE, Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors (currently, Mr. Rolf A. Classon and Mr. William P. Johnston), to certain transactions between us and Fresenius SE and its affiliates.

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

In March 2006, we completed the acquisition of Renal Care Group, Inc. ("RCG"), a Delaware corporation with principal offices in Nashville, Tennessee. RCG was the fourth largest dialysis care provider in the U.S. at the time of acquisition. RCG added additional clinics and services to our operations and continues to operate as a subsidiary. Please see Item 4C, "Information on the Company – Organizational structure."

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

In July 2014, we made an investment for a majority interest in Sound, a physician services organization focused on hospitalist, emergency, intensivist and post-acute care services, furthering our strategic investments and expanding the health care services we offer. In November 2014, Sound acquired Cogent Health care, expanding Sound to serve over 180 hospitals in 35 states with more than 1,750 providers, and in 2017, we increased our interest in Sound raising our majority interest to almost 100% during the first half of 2017. The investments broadened our experience in value-based care programs of those businesses and, following the successful application of this knowledge relevant for value-based programs and efficient patient coordination, on June 28, 2018, we divested our controlling interest in Sound to an investment consortium led by Summit Partners, L.P. The total transaction proceeds were $1.771 billion (€1.531 billion), net of related tax payments. The pre-tax gain related to divestitures for Care Coordination activities was €809 M, which primarily related to this divestiture, the effect of the six-month impact from the increase in valuation of Sound's share based payment program, incentive compensation expense and other costs caused by the divestment of Sound.

In November 2016, we acquired Xenios AG, a medical technology company focusing on minimally invasive treatment of lung and cardiac failure. Xenios AG's products are not approved for sale in the U.S.

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

In February 2019, we acquired all of the outstanding shares of NxStage Medical, Inc. ("NxStage"), a leading medical technology company that develops, manufactures and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. As a condition to the closing of the acquisition set by the U.S. Federal Trade Commission ("FTC"), we divested the NxStage bloodlines business to B. Braun Medical.

During 2019, we continued to utilize the authorization granted by our AGM on May 12, 2016 to conduct a share buy-back program. For a reconciliation of our treasury share purchases, repurchases and retirements, see Note 17 of the notes to consolidated financial statements included in this report.

For information regarding our principal capital expenditures and divestitures since the beginning of our last financial year, and information concerning our principal capital expenditures and divestitures currently in progress, see Item 4, "Information on the Company – B. Business overview – Capital expenditures and – Acquisitions and investments" as well as Item 5, "Operating and financial review and prospects – III. Financial position – Net cash provided by (used in) investing activities."

The U.S. Securities and Exchange Commission internet site contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is http://www.sec.gov. Our internet address is www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered to be part of this report, except as expressly set forth herein. For additional information regarding the availability of periodic reports and other information concerning us, see Item 10.H, "Documents on Display."

B.    Business overview

Our business

We are the world's largest kidney dialysis company, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from ESRD as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products, which includes dialysis and non-dialysis products. Our dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. Our non-dialysis products include acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We describe certain of our other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services, urgent care services and ambulant treatment services. Until June 28, 2018, Care Coordination also included the coordinated delivery of emergency, intensivist and hospitalist physician services as well as transitional care which we refer to as "hospital related physician services." All of these Care Coordination services together with dialysis care and related services represent our health care services. A summary representation of our services and products for 2019 is as follows:

The following table summarizes revenues for our North America Segment, EMEA Segment, Asia-Pacific Segment and our Latin America Segment in our major categories of activity, health care services and health care products for the three years ended December 31, 2019, 2018 and 2017.

Major categories of revenue
	2019	2018	2017
	(in € M)
Total
Health Care Services	13,872	13,264	14,532
Health Care Products	3,605	3,283	3,252

	17,477	16,547	17,784
North America Segment
Health Care Services	11,157	10,725	12,036
Health Care Products	1,038	845	843

	12,195	11,570	12,879
EMEA Segment
Health Care Services	1,354	1,274	1,237
Health Care Products	1,339	1,313	1,310

	2,693	2,587	2,547
Asia-Pacific Segment
Health Care Services	862	776	744
Health Care Products	997	913	879

	1,859	1,689	1,623
Latin America Segment
Health Care Services	499	489	515
Health Care Products	210	197	205

	709	686	720

We receive a substantial portion of our North America segment revenue from the U.S. Medicare program and other government sources. The following table provides information for the years ended December 31, 2019, 2018 and 2017 regarding the percentage of our U.S. patient service revenue included in our health care service revenue from: (a) the Medicare program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

U.S. patient service revenue
	Year ended December 31,
	2019	2018	2017
Medicare program	47.5%	45.9%	43.6%
Private / alternative payors	42.2%	41.8%	41.8%
Medicaid and other government sources	5.0%	5.3%	6.2%
Hospitals	5.3%	7.0%	8.4%

Total	100.0%	100.0%	100.0%

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

As a leading global health care company, we offer health care services and products in around 150 countries with a focus on the following areas:

  •
  Hemodialysis – treatment in specialized clinics

  •
  Peritoneal dialysis – treatments largely administered by patients primarily at home

  •
  Home hemodialysis – treatment administered by patients at home

  •
  Acute dialysis – in case of a sudden loss of renal function, typically in a hospital inpatient setting

  •
  Dialysis drugs – expanding our product range

  •
  Additional services under Care Coordination

Dialysis treatment options for ESRD

There are currently only two methods for treating ESRD: dialysis and kidney transplantation. At the end of 2019, about 4.3 M patients regularly underwent dialysis treatment or received an organ donation. For dialysis treatment, we distinguish between two types: hemodialysis ("HD") and peritoneal dialysis ("PD"). In HD, a hemodialysis machine controls the flow of blood from the patient, the blood is cleansed by means of a specially designed filter known as a dialyzer and then pumped back into the body. With PD, the patient introduces a dialysis solution into his or her abdominal cavity and the patient's peritoneum is used as a dialyzing membrane. We provide dialysis services and products for both therapy methods.

For many years now, the number of donated organs worldwide has been significantly lower than the number of patients on transplant waiting lists. Despite extensive efforts by regional initiatives to increase awareness of kidney donation and the willingness to donate, the share of patients receiving kidney transplantation compared with other treatment methods has remained relatively unchanged over the past ten years. (See "– Regulatory and legal matters – Reimbursement – Executive order-based models" for a discussion of recent proposed changes to the U.S. organ donation system.)

Due to the scarcity of compatible kidneys for transplant, most patients suffering from ESRD rely on dialysis, as demonstrated in the following table:

Patients with chronic kidney failure
	December 31, 2019	% of
Patients with chronic kidney failure	4,348,000	100%
of which patients with transplants	815,000	19%
Of which dialysis patients	3,533,000	81%
Hemodialysis	3,143,000	72%
Peritoneal dialysis	390,000	9%

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

  •
  Access to dialysis remains restricted in many countries, meaning that many patients suffering from chronic kidney failure are not treated and therefore do not appear in prevalence statistics.

  •
  Cultural factors, such as nutrition, play a role.

The number of dialysis patients rose by around 6% in 2019. The growth rate was lower in countries such as the U.S., Japan, and Western and Central Europe than in economically weaker regions, where it is generally above 6%.

In 2019, most dialysis patients were treated in one of approximately 45,600 dialysis centers worldwide, with an average of more than 75 patients per center. However, this figure varies considerably from country to country.

Hemodialysis is by far the most common form of therapy for chronic kidney failure. A total of 88% of dialysis patients were treated in this way at dialysis centers in 2019. Home hemodialysis is an alternative to treatment at a dialysis center. Although adoption has been limited to date, the number of home hemodialysis patients is rising continuously. A total of around 1% of all patients are currently treated in this way. In the year under review, 11% of all dialysis patients were treated with peritoneal dialysis, usually at home. Accordingly, 12% of our dialysis patients were treated with home dialysis.

The following chart shows a comparison of in-center and home dialysis:

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

Dialysis services

We provide dialysis treatment and related laboratory and diagnostic services through our global network of 3,994 outpatient dialysis clinics in 2019 (3,928 outpatient dialysis clinics in 2018). At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. In hemodialysis treatment, a nurse connects the patient to the dialysis machine via bloodlines and monitors the dialysis equipment and the patient's vital signs. The capacity of a clinic is a function of the number of stations and additional factors such as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.

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

Dialysis products

Based on internal estimates prepared using our MCS (see "Major markets and competitive position," below), publicly available market data and our data of significant competitors, we are the world's largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer and distributer of peritoneal dialysis products, measured by publicly reported revenues. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Most of our customers are dialysis clinics. For the year 2019, dialysis products accounted for 21% of our consolidated total revenue.

We produce and distribute a wide range of machines and disposables for HD, PD and acute dialysis. The following table shows the breakdown of our dialysis product revenues into sales of HD products, PD dialysis products and other dialysis products. The following amounts exclude intercompany product sales:

Dialysis product revenue
	Year ended December 31,
	2019		2018		2017
	Total product revenues	% of total	Total product revenues	% of total	Total product revenues	% of total
	(in € M)
Hemodialysis products	2,941	82%	2,670	81%	2,649	81%
Peritoneal dialysis products	375	10%	353	11%	368	11%
Other	289	8%	260	8%	235	8%

Total	3,605	100%	3,283	100%	3,252	100%

Hemodialysis machines

Our advanced line of hemodialysis machines includes four series: 2008, 4008, 5008 and 6008. We developed the 4008 and 5008 series for our markets outside of North America and the 2008 series for the North American market. In 2016, we introduced the 6008 series with the launch of our 6008 CAREsystem.

We also produce the 2008K@home in North America and 4008S and 5008S outside of EMEA for patients to perform the dialysis treatment in the comfort of their home. In 2019, we completed our acquisition of NxStage, which broadens our offerings of home hemodialysis treatment options.

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

The machines produced within these four series are set forth below:

Our various models of these machine series utilize our latest research and development efforts to improve the dialysis process. Examples of these improvements include the addition of Clinical Data eXchange™ ("CDX"), which allows the clinician to access Medical Information System ("MIS") data directly from the dialysis station. In addition, the 2008K@home Wet Alert option provides a wireless wetness detector for the identification of blood leakage during dialysis.

Other features of our range of dialysis machines include:

  •
  Volumetric dialysate balancing and ultrafiltration control system

  •
  Modular design

  •
  Sophisticated microprocessor controls, touch screen interfaces, displays and/or readout panels that are adaptable to local language requirements

  •
  Compatibility with all manufacturers' dialyzers and a variety of bloodlines and dialysis solutions

  •
  bibag® Online Dry Bicarbonate Concentrate system, which produces bicarbonate concentrate directly in the machine eliminating the need for liquid bicarbonate jugs or a central bicarbonate system

  •
  Auto Flow, Eco Flow, Adapted Flow and Idle mode enable dialysate savings

  •
  Battery backup which continues operations of the blood circuit and all protective systems up to 20 minutes following a power failure

  •
  Online Clearance Monitoring with the measurement of dialyzer clearance for quality assurance

  •
  CDX, which eliminates the loss of valuable treatment space allocated to MIS systems and carts

  •
  Online data collection capabilities and computer interfacing with our Therapy Data Management System (TDMS) and/or medical information systems

  •
  Monitoring and assessment of prescribed therapy

  •
  Capability to connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a computer network

  •
  Entry of nursing records automatically at bedside

  •
  Adaptability to new data processing devices and trends

  •
  Recording and analysis of trends in medical outcome factors in hemodialysis patients

  •
  Performance of home hemodialysis with remote monitoring by a staff caregiver.

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

We offer a full line of home dialysis therapy, products, services and solutions for CAPD and APD treatments.

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

  •
  Patient management software:  We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, IQsystem® and Pack-PD®. In the North America Segment, the Liberty® cycler now offers a modem to our clinics, which allows clinicians to review the home patient's treatment daily in their electronic medical record system. In the EMEA Segment, a connectivity bridge can be provided with a patient card reader and in the clinic PatientOnLine. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized. In addition, a new easy to navigate Prescription Calculator is now available as an educational tool to assist nephrologists in designing prescriptions for their patients.

Acute dialysis products

Acute dialysis is intended to provide a full portfolio of proven blood purification therapies for critically ill patients with Acute Kidney Injury ("AKI"). Our goal is to provide therapies supporting the native dysfunction organ, easy to operate and with a high degree of safety. Our technology and services are based on long experience and know-how gained in providing dialysis products and services to chronic end-stage renal disease patients.

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

Extracorporeal lung and heart assist therapies: In December 2016, we acquired Xenios AG, a company which focuses on research and innovation of products and therapies for the indicators of acute respiratory distress syndrome, chronic obstructive pulmonary disease and cardiogenic shock. The products and therapies using extracorporeal gas exchange allow the lung time to rest and heal. This is accomplished through the interventional lung assist, which provides a range of support from partial CO2 removal to full oxygenation and supports, prevents or replaces the need for mechanical ventilation.

Renal pharmaceuticals

We continue to acquire and in-license renal pharmaceuticals to improve dialysis treatment for our patients. Below are the primary renal pharmaceuticals we have acquired or for which we have obtained licenses for use:

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

Venofer® and Ferinject®

In 2008, we entered into two separate and independent license and distribution agreements, one for certain countries in Europe and the Middle East (with Vifor (International) Ltd. (a subsidiary of Swiss-based Vifor Pharma Ltd.)) and one for the U.S. (with American Regent, Inc. (formerly Luitpold Pharmaceuticals Inc.)), to market and distribute intravenous iron products, such as Venofer® (iron sucrose) and Ferinject® (ferric carboxymaltose) outside of the U.S. Both drugs are used to treat iron deficiency anemia experienced by non-dialysis CKD (chronic kidney disease) patients as well as dialysis patients. Venofer® is the leading intravenous iron product worldwide. The first agreement concerns all commercialization activities for these intravenous iron products in the field of dialysis and became effective on January 1, 2009. In North America, a separate license agreement effective November 1, 2008, provides our subsidiary Fresenius USA Manufacturing Inc. ("FUSA") with exclusive rights to manufacture and distribute Venofer® to freestanding (non-hospital based) U.S. dialysis facilities and, in addition, grants FUSA similar rights for certain new formulations of the drug. The U.S. license agreement has a term of ten years and includes FUSA extension options. The North American agreement with American Regent was renegotiated in 2018 and the new agreement is effective through December 2023. The international agreement which had a term of 20 years was terminated in 2010 as a consequence of the establishment of VFMCRP.

In December 2010, we announced the expansion of our agreements with Vifor Pharma by forming a new renal pharmaceutical company, VFMCRP, with the intention to develop and distribute products focused on addressing distinct complications and areas of chronic kidney disease; renal anemia management, mineral and bone management, kidney function preservation and improvement, conditions associated with kidney impairment and its treatment; and cardio-renal management. FMC-AG & Co. KGaA owns 45% of the company, which is headquartered in Switzerland. Vifor Pharma contributed licenses (or the commercial benefit in the U.S.) to its Venofer® and Ferinject® products for use in the dialysis and pre-dialysis market (CKD stages III to V). Vifor Pharma and its existing key affiliates or partners retain the responsibility for commercialization of both products outside the renal field.

Velphoro®

As part of the agreement to create VFMCRP, Vifor Pharma also contributed to the new company the asset (excluding Japan) Velphoro®, a novel iron-based phosphate binder. Fresenius Medical Care North America ("FMCNA") markets the product on behalf of VFMCRP in the U.S. and commercial sales of Velphoro® commenced in the first quarter of 2014 in the U.S. market. The product for the U.S. market is supplied by an FDA-approved Vifor Pharma manufacturing facility in Switzerland and an FDA-approved contract manufacturer also located in Switzerland. Velphoro® has been approved and commercially launched in 27 countries worldwide and the VFMCRP partner Kissei also received approval from the Ministry of Health, Labour and Welfare in Japan during 2015 for the product which is marketed in Japan under the brand name P-TOL.

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

Shared product portfolio

The core of the VFMCRP model is to in-license products to address complications associated with CKD. VFCMCRP in-licensed Mircera, Retacrit and pipeline products vadadustat, Rayaldee, avacopan, CCX140 and CR845 to address the needs of CKD patients, both in pre-dialysis and on dialysis.

VFMCRP also own the rights to Veltassa® (patiromer), a treatment for hyperkalaemia or elevated potassium levels, outside of the U.S. and Japan.

Care Coordination

Care Coordination activities within in the United States include (or, where described below, included until the specified dates), but are not limited to, the following services:

Pharmacy Services

We offer pharmacy services, mainly in the U.S. These services include providing renal medications and supplies to the homes of patients or to their dialysis clinics directly from renal pharmacists who are specially trained in treating and counseling patients living with kidney disease.

Vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services

We operate physician office-based vascular access centers, mainly in the U.S. We also develop, own and manage specialty outpatient surgery centers for vascular care. A patient receiving hemodialysis must have a vascular access site to enable blood to flow to a dialysis machine for cleansing and to return the newly cleaned blood to the body. Our centers create and coordinate the maintenance of these vascular access sites, helping to ensure maturation before use and good flow of blood. Additionally, our vascular access services provide both cardiovascular and endovascular specialty services. Cardiovascular procedures are similar to the setting of care and scope of services for vascular access procedures discussed above with a focus on treatment for heart disease, while endovascular surgical procedures are minimally invasive and designed to access many regions of the body via major and peripheral blood vessels and assist in both the maintenance of hemodialysis accesses and treatment of peripheral artery disease.

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

Value and risk-based arrangements

We are continuing to expand our activities in value-based health care contracting. Value-based contracting includes shared savings arrangements in which private payors or government programs share the savings from reductions in the overall medical spend of a population under management assuming that certain quality thresholds are also met. Such contracting also includes capitated arrangements in which private payors or government programs pay us a fixed amount per member under management to fund beneficiary medical expenses. Since capitation arrangements often can be recognized as premium revenue and the full medical premium for ESRD beneficiaries generally is very large, capitation programs can drive significant revenue and, when costs are effectively managed, profit opportunities. We have participated recently in the following value-based programs:

  •
  Under CMS's Comprehensive ESRD Care Model (the "Model"), dialysis providers and physicians have formed entities known as ESRD Seamless Care Organizations, or "ESCOs," as part of a payment and care delivery pilot program that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS' costs. Following our initial participation in six ESCOs, we are presently participating in the Model through 23 ESCOs formed at our dialysis facilities. ESCOs that achieve the program's minimum quality thresholds and generate reductions in CMS' cost of care above certain thresholds for the ESRD patients covered by the ESCO will receive a share of the cost savings, which is adjusted based on the ESCO's performance on certain quality metrics. ESCOs that include dialysis chains with more than 200 facilities are required to share in the risk of cost increases and to reimburse CMS a share of any such increases if actual costs rise above set thresholds. Approximately 45,000 patients participated in our ESCOs as of January 1, 2020.

    In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9 percent decrease in hospitalization rates for these patients during the same time. In the second performance year (calendar year ("CY") 2017), the Company's ESCOs together generated more than $66.7M in gross savings, an average of 3.4% reduction in expenditures per patient. CMS has not yet published the final settlement reports for the third performance year (CY 2018). The ESCO pilot program will run until the end of 2020.

  •
  In October 2019, CMS released a request for applications to participate in its new CKCC model. Applications were due in January 2020. Under the CKCC model, renal health care providers participate by forming an entity known as a Kidney Care Entity ("KCE"). Through the KCE, renal health care providers take responsibility for the total cost and quality of care for Medicare beneficiaries with CKD stages 4 and 5 as well as Medicare beneficiaries with ESRD. In order to participate, KCEs must include nephrologists and transplant providers. Dialysis providers are not required to participate. We submitted 25 CKCC applications and are also included in four other CKCC applications submitted by nephrologists. CMS has not provided a timeline for when acceptance decisions will be made.

  •
  BPCI is a CMS pilot initiative, ended September 30, 2018, with bundled payments for the individual services furnished to Medicare beneficiaries during a single episode of illness or course of treatment, including acute inpatient hospital services, physician services, and post-acute services. BPCI Advanced is a similar follow-on initiative that began October 1, 2018 and is scheduled to extend through December 31, 2023. We commenced participation in several markets under the BPCI in April 2015 through our majority-owned subsidiary, Sound. On June 28, 2018, we divested our controlling interest in Sound. See note 4 c) of the notes to consolidated financial statements included in this report. We commenced participation under the BPCI Advanced in January 2020 through a physician practice, which is majority-owned by National Cardiovascular Partners. Under the BPCI, we had the ability to receive additional payments if we were able to deliver quality care at a cost that was lower than certain established benchmarks, but also had the risk of incurring financial penalties if we were unsuccessful in doing so. The same is true for the BPCI Advanced program going forward.

  •
  We provided Medicare Advantage ESRD Chronic Condition Special Needs Plan ("MA-CSNP") products in five states until December 31, 2018. MA-CSNPs are Medicare health plans offered by private companies that contract with Medicare to provide Medicare benefits to special needs individuals with specific severe or disabling chronic conditions such as ESRD, with a focus on improving the coordination of care. As a MA-CSNP, we provided health care services and Part D prescription drug coverage as well as received set payments from CMS for the complete care of ESRD patients who enrolled in our MA-CSNP. For each MA-CSNP, we managed medical costs through underwriting criteria, product design, negotiation of favorable provider contracts and care management programs. Total medical costs were affected by the number of individual services rendered, the cost of each service and the type of service rendered. Our revenue on Medicare advantage policies was based on CMS' premiums set for ESRD beneficiaries, based on the average cost of similar beneficiaries in the Medicare program. The benefits, and projected medical costs, of these plans were submitted to CMS in June the year before the contract year Bid.

  •
  We have also entered into sub-capitation and other risk-based and value-based arrangements with certain payors to provide care to commercial and Medicare Advantage ESRD and CKD patients. Under these arrangements, a baseline per patient per month amount is established. If we provide complete care for less than the baseline, we retain the difference. If the cost of complete care exceeds the baseline, we may owe the payor the difference. See Item 5. "Operating and financial review and prospects – IV. Financial position – Net cash provided by (used in) investing activities" below.

Urgent care services

We operate walk-in clinics focusing on the delivery of ambulatory care in a dedicated medical facility outside of a traditional emergency room. Urgent care centers serve patients with a variety of injuries and illnesses requiring immediate care, but not serious enough to require an emergency room visit. In addition to injury and illnesses treatment, our urgent care centers also provide physicals, occupational medicine services, pre-operative exams and vaccinations. In 2019, we divested the MedSpring Urgent Care Centers in Texas.

Physician nephrology and cardiology services

We manage and operate nephrology and cardiology physician practices in the United States.

Care Coordination activities outside the United States

Ambulant treatment services

In the Asia-Pacific Segment, we are the majority stakeholder in Cura, a leading operator of day hospitals in Australia. We also operate seven renal hospitals in China whose service scope includes inpatient and outpatient facilities focused on kidney disease. Additionally, we have care coordination activities in other parts of the region which include comprehensive and specialized health check-ups centers, vascular access, and other chronic treatment services.

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

We estimate that the volume of the global dialysis market was €80 billion in 2019 (€74 billion in 2018) comprising approximately €14 billion of dialysis products and approximately €66 billion of dialysis services (including administration of dialysis drugs). The currency-adjusted growth rate amounted to 4% during the last year.

We are the world's leading provider of dialysis services with a market share of approximately 10% of the global dialysis patient population through treating 345,096 of the approximately 3.5 M dialysis patients worldwide. The segment breakdown according to patients treated is below:

We are also the global market leader for dialysis products. Dialysis products we made for use in our own dialysis centers or for sale to third-party customers accounted for a market share of 36% in 2019 (2018: 35%). In the case of hemodialysis products, we had a 41% share of the global market (2018: 39%) and are also the leader in this field.

Dialyzers for hemodialysis are the largest product group in the dialysis market with a worldwide sales volume of over 350 M units in 2019. More than 155 M (around 44%) of these were made by the Company, giving us by far the biggest market share. Hemodialysis machines constitute another key component of our product business. Here, too, we are the market leader. Of the 102,000 machines installed in 2019, according to estimates, around 52,000, or more than 50% (2018: more than 50%), were produced by the Company.

Furthermore, we hold a strong position in the market for peritoneal dialysis products: Around 17% (2018: around 17%) of all peritoneal dialysis patients use products made by the Company.

The market for dialysis care services in the United States is already highly consolidated. We treat around 38% of all dialysis patients in the United States. Outside the U.S., the dialysis services business is much more fragmented. With around 1,430 dialysis centers and approximately 137,000 patients in around 50 countries, we operate by far the largest network of clinics

Our competitive environment is described in more detail below:

Health Care Services.    We operate in a competitive, international market environment and are, therefore, subject to certain trends, risks and uncertainties that could cause actual results to differ from our projected results. The major trends affecting the markets in which we operate are: the aging population and increased life expectancies, shortage of donor organs for kidney transplants, and increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD, all of which contribute to patient growth. In the U.S. and other markets in which dialysis is readily available, additional trends are:

Trends in the developed markets:

  •
  improvements in treatment quality, which prolong patient life;

  •
  stronger demand for innovative products and therapies;

  •
  advances in medical technology;

  •
  ongoing cost-containment efforts and ongoing pressure to decrease health care costs, resulting in limited reimbursement rate increases; and

  •
  reimbursement for the majority of treatments by governmental institutions, such as Medicare and Medicaid in the U.S.

Trends in the emerging markets:

  •
  increasing national incomes and hence higher spending on health care;

  •
  improving standards of living in developing countries, which make life-saving dialysis treatment available;

  •
  consolidation of providers (e.g. hospital chains);

  •
  consolidation of health care insurers with pricing pressure on providers; and

  •
  privatization of health care providers.

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

Products:    We compete globally in the product market which is largely segmented between hemodialysis, peritoneal dialysis and renal pharmaceuticals. Our competitors include:

  •
  Baxter International, Inc.

  •
  Asahi Kasei Medical Corporation

  •
  Medtronic Plc.

  •
  B. Braun Melsungen AG

  •
  Nipro Corporation

  •
  Nikkiso Co. Ltd.

  •
  Terumo Corporation

  •
  Kawasumi Laboratories Incorporated

  •
  Quanta Dialysis Technologies Ltd.

  •
  Outset Medical, Inc.

  •
  Fuso Pharmaceuticals Industries Ltd.

  •
  Toray Industries Inc.

  •
  Amgen, Inc.

  •
  Genzyme Corporation (a subsidiary of Sanofi S.A.) and

  •
  Akebia Therapeutics, Inc.

We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products.

Our strategy and competitive strengths

"Creating a future worth living. For patients. Worldwide. Every day." This vision guides us in our efforts to give our patients around the world a better life by offering them high-quality products and outstanding health care. It is based on our core values: collaborative, proactive, reliable, excellent.

Strategic core competencies

We aim to further consolidate our expertise as the world's leading provider of top-quality dialysis treatments and health care products and to apply them as a basis for sustainable, profitable growth. Moreover, in the area of Care Coordination, our goal is to provide holistic care and improve outcomes for patients as well as payors while increasing our corporate value in the long term. Our strategic plan is based on four core competencies:

Innovating products

Developing innovative products to achieve even better outcomes for our patients is an inherent part of our strategy of sustainable and profitable growth. We leverage our technology leadership position in dialysis to enhance treatment options in such a way that both patients and health care systems can benefit. This is also why we are committed to further expanding home dialysis. In addition, we are constantly striving to identify new business opportunities in value-added technologies and approaches, for example through our venture capital company Fresenius Medical Care Ventures.

Operating outpatient facilities

By leveraging our experience gained in currently 3,994 proprietary dialysis clinics in around 50 countries, we have the knowledge to operate and manage stand-alone outpatient clinics efficiently and capture economies of scale. We are continuously optimizing and modernizing our processes and administrative structures.

Standardizing medical procedures

Our goal is to standardize medical treatments and clinical processes while continuing to ensure high-quality clinical outcomes. In 2019, we established the Global Medical Office with the aim of enhancing knowledge transfer across the Company. By adding the Global Chief Medical Officer to the Management Board as of January 1, 2020, we are underlining the importance of interlinking clinical science with therapy. With over 52 M dialysis treatments performed per year, we have one of the largest dialysis databases worldwide. We intend to use this information to standardize medical setups, open new clinics and integrate acquired clinics into our network based on proven and efficient concepts.

Coordinating patients efficiently

In an environment of growing patient numbers and changing health care systems, we see significant potential in providing value-based care – especially in the U.S. This approach focuses on selling solutions, providing holistic care and receiving outcome-based reimbursement rather than offering single products or services.

Depending on the type of health care network in which we participate, we coordinate the care of our patients with other providers including physicians and other health care facilities. We then use the accumulated patient information to create predictive analytics.

Global Efficiency Program

In 2017, we announced the second phase of our Global Efficiency Program ("GEP II"). The program's objectives are to identify and realize further efficiency potential and enhance our overall competitiveness. The expected range of sustained cost improvements is €150 M to €200 M per annum by the end of 2020.

Customers, marketing, distribution and service

We sell most of our products to dialysis clinics, hospitals and specialized treatment clinics. Close interaction between our sales and marketing as well as research and development ("R&D") personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of hemodialysis and peritoneal dialysis as well as acute dialysis products and products for critical care. Sales and Marketing engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products.

In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From these central warehouses, we distribute our dialysis and non-dialysis products to regional warehouses. We also distribute home hemodialysis and peritoneal dialysis products to patients at home or their travel destination, and ship hemodialysis products directly to dialysis clinics and other customers. Additionally, local sales forces, independent distributors, dealers and sales agents sell all our products

Patient, physician and other relationships

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

In addition to our dialysis clinics, a number of our other health care centers employ or contract with physicians to provide professional and administrative services. We have financial relationships with these physicians in the form of compensation arrangements for the services rendered. These contractual arrangements are designed to comply with federal and state laws applicable to financial relationships with physicians, such as the Stark Law and the Anti-Kickback Statute.

A number of the dialysis clinics and other health care centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. We have granted holders of these minority interests put options under which we could be required to purchase all or part of the minority owners' noncontrolling interests. See note 1a) of the notes to our audited consolidated financial statements included in this report. We also have agreements with physicians to provide management and administrative services at health care centers in which physicians or physician groups hold an ownership interest and agreements with physicians to provide professional services at such health care centers. Our relationships with physicians and other referral sources relating to these joint ventures must comply with the federal Anti-Kickback Statute and Stark Law. There is a safe harbor under the Anti-Kickback Statute for certain investment interests in small entities. Our joint ventures have been designed to comply with the federal Anti-Kickback Statute and Stark Law, but they do not satisfy all of the requirements for safe harbor protection. Failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute and, therefore, physician joint ventures that fall outside the safe harbors are not, by definition, prohibited by law. See Item III.D "Key information – Risk factors" – Results of operations – If our joint ventures violate the law, our business could be adversely affected."

Capital expenditures

We invested, by operating segment and Corporate, the gross amounts shown in the table below during the twelve-month periods ended December 31, 2019, 2018, and 2017.

Capital expenditures (gross)
	2019	2018	2017
	(in € M)
Capital expenditures for property, plant and equipment
North America Segment	567	529	505
EMEA Segment	138	153	126
Asia-Pacific Segment	59	44	41
Latin America Segment	28	28	38
Corporate	333	303	234

Total capital expenditures	1,125	1,057	944

Acquisitions and investments
North America Segment	2,111	769	339
EMEA Segment	41	98	65
Asia-Pacific Segment	43	21	262
Latin America Segment	69	44	8
Corporate	33	25	9

Total acquisitions and investments	2,297	957	683

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

For a discussion of our 2019 and 2018 acquisitions and investments, see Item 5, "Operating and financial review and prospects – III. Financial position – Net cash provided by (used in) investing activities."

Procurement and production

We operate production facilities worldwide to meet the demand for our dialysis products and other health care products. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment resulting in a competitive advantage in manufacturing our products. Production facilities and distribution centers are strategically located. This helps to reduce transportation costs and facilitate the distribution of products to our customers.

We produce and assemble hemodialysis machines and peritoneal dialysis cyclers in our Schweinfurt, Germany and our Concord, California, U.S. facilities. We manufacture and assemble dialyzers and polysulfone membranes in our Ogden, U.S., St. Wendel, Germany, L'Arbresle, France, Vrsac, Serbia (dialyzers), Buzen, Japan (dialyzers) and Changshu, China (dialyzers) facilities and at production facilities of our joint venture in Inukai, Japan. We manufacture hemodialysis concentrate products at various facilities worldwide, including France, Germany, Great Britain, Spain, Turkey, Serbia, Argentina, Brazil, Colombia, Ecuador, Australia, China, Malaysia, Canada, Mexico and the U.S. We manufacture PD solutions in North America, Europe, Latin America, and Asia, with two of our largest plants in Germany and the U.S. Additionally, we manufacture bloodlines in Mexico, China, Italy and Turkey. Our Reynosa, Mexico plant is the world's largest (by volume) bloodline manufacturing facility. See "Item 4.D. Property, plant and equipment," below.

The Global Manufacturing, Quality & Supply ("GMQS") division manages the procurement of raw materials and semi-finished goods as well as the manufacturing and distribution of renal products. This center-led approach enables us to:

  •
  enhance the efficiency of our processes,

  •
  optimize cost structures,

  •
  improve returns on our capital invested in manufacturing,

  •
  respond quickly, and

  •
  fulfill our commitment to meeting high quality and safety standards.

With a focus on quality, costs and availability, GMQS has introduced a stable infrastructure with efficient processes and systems over the last several years. All production sites follow the Lean Manufacturing approach which, in North America and our Schweinfurt plant, includes the "Lean Six Sigma" management system. The focus of Lean Manufacturing and Six Sigma is continuous improvement of manufacturing processes to achieve a low defect rate resulting in improved product quality, while reducing manufacturing time.

We have been successful in harmonizing all local Quality Management Systems ("QMS") in all manufacturing and development sites of our EMEA Segment, Latin America Segment and Asia-Pacific Segment under one Consolidated QMS ("CQMS"). The CQMS fulfills ISO 13485:2016 and ISO 9001:2015 standards and has been implemented during 2019 in the EMEA Segment, Latin America Segment and Asia-Pacific Segment design and manufacturing sites. (See also "Regulatory and Legal Matters – Facilities and Operational Regulation" below). Every medical device plant within our EMEA Segment, Latin America Segment and Asia-Pacific Segment has a local QMS directed by CQMS that is certified either to ISO 13485:2016 and/or ISO 9001:2015. Where applicable, each plant also complies to the Medical Device Directive 93/42/EEC and additional national requirements based upon target markets and countries of manufacturing. The QMS of each site is reviewed through periodic management review, internal corporate and internal local audits.

All certified plants have successfully passed the annual ISO 13485, ISO 9001 external QMS audits and authority inspections for maintaining their required certifications and licenses.

Our procurement policy combines worldwide sourcing of high-quality materials with the establishment of long-term supplier relationships. Additionally, we strive to ensure that purchased materials comply with the quality specifications and safety standards required for our dialysis products. We outsource only after we have qualified suppliers, ensuring they meet our requirements. Interactive Supplier Relationship management and risk management systems connect all our global procurement activities to ensure global transparency, standardized processes and constant monitoring of our projects and supplier-related activities.

We focus on further optimizing procurement logistics and reducing total purchasing costs. Corporate frame contracts for the majority of our manufacturers of semi-finished goods and raw materials will enable us to improve purchasing terms for our complete network. We are continuously intensifying, where appropriate, our use of web-based procurement tools to increase agility and global transparency. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency. Additionally, we have an automated replenishment control in our national warehouses that allows the warehouses to be refilled when their inventory reaches a preset defined minimum level and allows us to continue to improve our operational efficiency.

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

At each of our North America Segment dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, choosing local quality improvement projects and monitoring the progress towards achieving the quality targets which are informed by KDOQI, KDIGO and the Quality Agenda established by the FMCNA Medical Office. A rigorous scoring system, Clinical Quality Score or CQS, reports trends in outcomes and performance comparison among all levels of the organization. Visual representation of key performance indicators can be viewed in increasing levels of detail to provide transparency of results. In 2019, we continued to develop and implement programs and tools to assist in achieving our quality goals. These include treatment algorithms based on best medical evidence, outlier management teams, and technology to highlight opportunities for improvement at the dialysis chairside.

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

In our EMEA Segment, our quality management activities are primarily focused on comprehensive development and implementation of a health care services QMS as part of an Integrated Management System ("IMS"). Our goals in this area include meeting quality requirements for our dialysis clinics and environmental concerns. This approach results in an IMS structure that closely reflects existing corporate processes. We are also able to use the IMS to fulfill many legal and normative regulations covering service lines. In addition, the IMS standard offers a highly flexible structure that allows us to adapt to future regulations.

Our IMS fulfills the ISO-Norm 9001:2015 requirements for QMSs and links it with the ISO-Norm 14001:2015 for environmental management systems. Additionally, the IMS conforms to the requirements of ISO-Norm 13485:2016 and the Medical Device Directive 93/42/EEC. We are continuing to transition to the new Medical Device Regulation ("MDR"). Our conformation with the regulations will be included as part of the audit program for 2019. Currently, dialysis clinics in 17 countries within our EMEA region have QMSs which are certified according to the quality management standard ISO 9001:2015.

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

Environmental management

We have integrated environmental protection targets into our operations. To reach these goals, our IMS in the EMEA Segment has been in use at certain of our production facilities as well as at a number of dialysis clinics. IMS fulfills the requirements of QMSs as well as environmental management. Environmental goals are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.

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

In our European clinics, we maintained our environmental management system in dialysis clinic organizations and we continued to monitor and assess the management system performance in clinics where it was previously implemented. Currently, dialysis clinics in 14 countries in our European region are certified according to the revised environmental management standard ISO 14001:2015. We continued to roll out the integrated software solution e-con 5 for the management of eco-controlling data in over 700 clinics in the EMEA Segment and the Latin America Segment. This software is intended to monitor and reduce consumption of resources and generation of wastes while increasing the eco-controlling data quality and possibilities for data analysis at the place of origin.

In our North America Segment dialysis clinics, we implemented recycling programs for corrugated materials and hemodialysis machines. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste. We achieved ISO 14001:2015 certification for two dialysis clinics as well as one manufacturing facility in the North America Segment as of December 31, 2018.

In our dialysis centers in the Asia-Pacific Segment, we are enhancing our tracking of environmental performance measures, such as energy and water usage. Pilot programs are underway in Australia to explore the use of solar panels in order to augment, or fully meet, the power requirements of certain centers. Similarly, work is underway to determine whether, with the use of a family of systems that shred and autoclave medical waste into a sterile "non-infectious" confetti-like chaff, dialysis plastic waste could be incorporated into concrete to reduce the amount of waste that enters landfills.

Patents and licenses

As the owner of patents or licensee under patents throughout the world, we currently hold rights in over 10,600 patents and patent applications in major markets.

Technologies that are the subject of granted patents or pending patent applications and that relate to dialyzers include aspects of our FX dialyzers.

Other patents and pending patent applications relate to components of our 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and the connector system for our proprietary bicarbonate concentrate container.

Our 6008 therapy system is protected by more than 80 patent families that protect the disposable, the machine or the entire system. A number of applications or issued patents exist for the North American 2008T HD machine including, for example, the CDX system for the display of medical information directly on the 2008T screen, a wireless wetness detector for sensing line disconnect, an improved Crit-Line hematocrit measuring system and a U. S. version of the bicarbonate concentrate container filling system.

The 4008A dialysis machine, recently launched in China as well as in India, provides basic, reliable dialysis treatments and includes more than 10 new inventions with patent protection. The inventions refer for example to optimizing the device design without reduction of safety and quality of the device.

Applications are also pending or were recently issued relating to our next generation peritoneal dialysis cycler which has a number of innovative attributes such as greatly reduced size and an innovative pumping system.

We believe that our success will continue to depend significantly on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a material number of products for which patent protection has lapsed or where only particular features are patented. We believe that even after the expiration of some of our patents, our proprietary know how for the manufacturing of our products and our continuous efforts in obtaining targeted patent protection for newly developed upgraded products will continue to provide us with a competitive advantage. From time to time our patents may be infringed by third parties and in such case we will assert and enforce our rights. Initially registered patents may also be subject to invalidation claims made by competitors in formal proceedings (oppositions, trials, re-examinations, etc.) either in part or in whole. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property (see note 22 of the notes to the consolidated financial statements included in this report).

Trademarks

As the owner of trademarks or licensee under trademarks throughout the world, we currently hold rights in over 2,900 registered trademarks or trademark applications covering inter alia our key products in major markets.

Our principal trademarks and corporate names are or comprise of the designation "Fresenius Medical Care" which we use stand-alone or together with a triangle figure in our corporate logo. The use of "Fresenius" in our trademarks is based on a perpetual, royalty-free license from Fresenius SE, our major shareholder and the sole shareholder of our general partner. See Item 7.B, "Related party transactions – Trademarks."

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

In the risk management system, risk coordinators within the regions and in selected functions coordinate risk management activities utilizing risk management software. These activities address potential as well as existing short-term as well as mid-term risks. Semiannually, identified risk information is processed by the risk coordinators and discussed in regional/functional risk committees. Subsequently, the corporate risk management team gathers the risks from regions and functions, analyzes and discusses them in the corporate risk committee and communicates the compiled results to the Management Board. The main focus lies with material risks above a defined threshold.

Risks classified as high, whether newly identified or already known risks which changed their status to high in the period, are promptly reported to the Management Board and to corporate risk management to ensure an adequate response and mitigation of the risk. The effectiveness of the risk management system is monitored by the Audit and Corporate Governance Committee of the Supervisory Board.

The organizational structure of our risk management is shown below:

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

The Global Internal Audit department is regularly informed about the results of the risk management system. This department determines risk focus areas and audits a selected number of departments, subsidiaries and information technology applications worldwide each year. Determined risk focus areas are audited across all business segments. The department works according to the internationally accepted standards of the Institute of Internal Auditors, which was confirmed by a quality assessment in 2017. The scope of internal auditing is widespread and involves, among other activities, periodic assessment of the effectiveness of controls (including legal compliance controls) over business processes, information technology security, the reliability of financial reporting and compliance with accounting regulations and internal policies. The Company's locations and units to be audited are determined annually on the basis of a selection model taking various risks into consideration. This annual audit plan is reviewed and approved by the Management Board and the Audit and Corporate Governance Committee of the Supervisory Board. All audit reports with material observations are presented to the Management Board.

The Global Internal Audit department is also responsible for monitoring the implementation of measures mitigating identified deficiencies. The Management Board is informed about the mitigation status on a quarterly basis. The Audit and Corporate Governance Committee of the Supervisory Board is also informed of the audit results. In 2019, a total of 43 audits were carried out.

As a company required to file reports under the Exchange Act, we are subject to the provisions of the Sarbanes-Oxley Act of 2002 applicable to foreign private issuers, including the requirement to maintain disclosure controls and procedures, and to provide an annual assessment of our internal controls.

The internal control system over financial reporting follows the criteria of the Committee of Sponsoring Organizations of the Treadway Commission model. The Company's review of the internal control system over financial reporting complies with a specific SEC guideline (Guidance Regarding Management's Report on Internal Control Over Financial Reporting) and is conducted with software support. Initially, regional project teams coordinate the assessment of the internal control system in each region, after which the results are consolidated for the Company and its subsidiaries. Based upon this assessment, management evaluates the effectiveness of the internal control system for the current fiscal year. External advisers are consulted as needed. A corporate steering committee meets several times per year to review changes and new requirements of the Sarbanes-Oxley Act of 2002, to discuss possible control deficiencies and derive further measures. In addition, in its meetings, the Audit and Corporate Governance Committee of the Supervisory Board is informed regularly of the results of management's assessment.

For further information on these requirements and management's assessment of the Company's internal control over financial reporting for 2019, see Items 15.A. and 15.B, "Disclosure controls and procedures" and "Management's annual report on internal control over financial reporting."

Regulatory and legal matters

Regulatory and compliance overview

Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations governing the operation of health care centers, laboratories and manufacturing facilities, the provision of high quality health care for patients, compliance with labor and employment laws, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for payments and/or reimbursement. In the U.S., some states establish regulatory processes that must be satisfied prior to the establishment of new health care centers. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit private ownership of health care providers or establish other regulatory barriers to direct ownership by foreign companies.

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

  •
  a non-appealable finding of material violations of applicable health care or other laws; and

  •
  changes resulting from health care reform or other government actions that restrict our operations, reduce reimbursement or reduce or eliminate coverage for particular products or services we provide.

We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the "Anti-Kickback Statute", the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the "Stark Law", the U.S. Civil Monetary Penalties Law, including the prohibition on inducements to patients to select a particular health care provider, U.S. federal rules protecting the privacy and security of patient medical information, as promulgated under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and, as amended by the Health Information Technology for Economic and Clinical Health ("HITECH") Act (enacted as part of the American Recovery and Reinvestment Act of 2009), and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries.

As a global health care company, we are subject to laws and regulations concerning privacy and data protection. These laws and regulations govern, amongst other elements, the collection, use, disclosure, retention, and transfer of personal data. For example, the European Union's General Data Protection Regulation, which became effective in May 2018, imposes substantial new worldwide obligations on the processing of personal data. These laws continue to develop globally and differ from jurisdiction to jurisdiction, which increases the complexity and costs of our global data protection and security compliance programs. Because of varying legal requirements across the world, the FME Global Privacy Foundation establishes a set of requirements to help ensure appropriate use of personal data throughout its life cycle. While the Foundation creates a baseline compliance requirement for all of our subsidiaries and personnel, we also intend to comply with the requirements of all applicable local laws that impose other or stricter standards.

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

The Patient Protection and Affordable Care Act (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) enacted in the U.S. in 2010 and other recent laws expanded the reach of many of these laws and expanded federal enforcement authority. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and operating results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. We, and the health care industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to health care laws that may create further restrictions. In particular, the Trump Administration has publicly announced its intention to pursue significant changes to existing health care insurance programs. In addition, proposals to restructure the Medicare program in the direction of a defined contribution, "premium support" model and to shift Medicaid funding to a block grant or per capita arrangement, with greater flexibility for the states, may also be considered. Changes of this nature could have significant effects on our businesses, but, due to the continued uncertainty about the implementation of the ACA, including potential further legal challenges to or significant modifications to or repeal of that legislation, the outcomes and impact of such changes on our business, financial condition and results of operations are currently impossible to quantify or predict.

We maintain a comprehensive worldwide compliance program under the overall supervision of our chief compliance officer. The program includes a compliance staff, a written code of conduct applicable worldwide, training programs, regulatory compliance policies and procedures including corrective action for failure to follow policies, provisions for anonymous reporting of suspected violations of applicable laws or Company policies, and periodic internal audits of our compliance procedures. We operate many facilities throughout the United States and other countries in which we do business. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely on our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. If our employees or their agents or subcontractors, deliberately or inadvertently, were to submit inadequate or incorrect billings to any federally-funded health care program, or engage in unlawful conduct with physicians or other referral sources or vendors with which we do business, the actions of such persons could subject us and our subsidiaries to liability under the Federal Food, Drug, and Cosmetic Act, Anti-Kickback Statute, the Stark Law, the False Claims Act or the Foreign Corrupt Practices Act, among other laws. See note 22 of the notes to our audited consolidated financial statements, included in this report.

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

Pharmaceuticals outside the U.S.

Some of our products, such as peritoneal dialysis solutions and PhosLo® and Phoslyra®, are considered medicinal products subject to the specific drug law provisions in various countries. The European Union has issued several directives and regulations on medicinal products, including a directive on medicinal products for human use, No. 2001/83/EC (November 6, 2001), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany, the German Drug Law (Arzneimittelgesetz) ("AMG"), which implements several European Union requirements, is the primary regulation applicable to medicinal products.

The provisions of the German Drug Law are comparable with the legal standards in all other European countries. As in many other countries, the AMG provides that a medicinal product may only be placed on the market if it has been granted a corresponding marketing authorization. Such marketing authorization is granted by the licensing authorities only if the quality, efficacy and safety of the medicinal product have been scientifically proven. Medicinal products marketed on the basis of a corresponding marketing authorization are subject to ongoing control by the competent authorities. The marketing authorization may also be subsequently restricted or made subject to specific requirements.

The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant EU Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the national drug law requirements, with the principles and guidelines of EU-Good Manufacturing Practice ("EU-GMP") as well as the terms of the particular marketing authorization. International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. Material regulations concerning manufacture and registration related to medicinal products have been issued by the European Commission ("EC") and the International Council on Harmonisation of Technical Requirements for Pharmaceuticals for Human Use ("ICH"). The Pharmaceutical Inspection Co-operation Scheme ("PIC/S"), an international informal cooperative arrangement between regulatory authorities, aims at harmonizing inspection procedures by developing common standards in the field of good manufacturing practices and by providing training opportunities to inspectors. Among other things, the EC, PIC/S and ICH establish requirements for good manufacturing practices, many of which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO9001:2015 system for assuring quality management system requirements. This system has a broader platform than EU-GMP, which is more detailed and is primarily acknowledged outside the field of medicinal products, e.g., with respect to medical devices.

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

Medical devices outside the U.S.

In Europe, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all Member States and all Member States of the European Economic Area ("EEA"), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices, as last amended ("AIMD Directive"), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended ("MD Directive"), and (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices, as last amended ("IVD Directive"). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. The MD Directive has been amended, 2007/47/EC, with the intention to achieve improvements, including in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision-making by enabling the EC to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. In the future, the industry will face increasing requirements for medical devices under the new MDR, which came into force on May 25, 2017 and includes a transition period of 3 years for most provisions, after which the MDR will repeal the MD Directive and the AIMD Directive. Although the MDR is self-binding in all member states of the EU, numerous acts of the EC and of national legislation in each member state are necessary to fully implement the new legal provisions. These new provisions essentially include higher safety standards to be met by medical devices and, therefore, require a new conformity evaluation and re-certification of all medical devices regardless of whether they have already been placed on the market. There can be a prolonged transition phase, based on a valid EC certificate according to MD Directive, which will allow manufacturers until May 2024, at the latest, to continue to place their medical devices on the market and to align them with the MDR. The IVD Directive will be repealed by Regulation (EU) 2017/746 on in vitro diagnostic medical devices, which also came into force in May 25, 2017 and provides for a transition period of 5 years.

According to the current EU directives relating to medical devices, the CE mark shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a CE certificate for a product according to the applicable conformity assessment procedure, e.g. a certified full quality management system for medical devices according to ISO 13485:2016, and the documented declaration and proof of conformity of our products to the harmonized European norms (Declaration of Conformity), we as the legal manufacturer are able to mark products as being in compliance with the EU requirements. If able to do so, the manufacturer must place a CE mark on the products. Medical devices that do not bear the CE mark cannot be sold or distributed within the EU.

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

On March 29, 2012, we issued an urgent product notification regarding our NaturaLyte® Liquid and Granuflo® acid concentrate products that are used as one component of dialysate. The notification, which was also incorporated into revised product labels, reflected a memorandum issued by the Fresenius Medical Services Chief Medical Office in November 2011 and cautioned clinicians about possible risks for acid-base management in patients associated with inappropriate prescription of these products. The FDA subsequently classified the notification and related labelling revisions as a Class I recall and issued its own Safety Communication warning to physicians about the need to prescribe all acid concentrate products currently available on the market appropriately.

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

Sales of dialysis products to Iran

The Company actively employs comprehensive policies, procedures and systems to ensure compliance with applicable controls and economic sanctions laws. The Company has allocated resources to design, implement and maintain a compliance program specific to the Company's U.S. and non-U.S. activities. At the same time, the Company's dedication to providing its life-saving dialysis products to patients and sufferers of end-stage renal disease extends worldwide, including conducting humanitarian-related business with distributors in Iran in compliance with applicable law. In particular, the Company's product sales to Iran from Germany are not subject to the EU's restrictive measures against Iran established by Council Regulation (EU) No. 267/2012 of March 23, 2012, as last amended by Commission Implementing Regulation (EU) 2019/1163 of July 5, 2019, as the Company's products sold to Iran do not fall within the scope of the EU sanctions and none of the end users or any other person or organization involved is listed on the relevant EU sanctions lists. Because the Company's sales to Iran were and are made solely by its German subsidiaries, the sales are not subject to the Iranian Transactions and Sanctions Regulations, 31 C.F.R Part 560 ("ITSR") and are not eligible for licenses from the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") pursuant to the Trade Sanctions Reform and Export Enhancement Act of 2000. Also, ITSR § 560.215(a) is not applicable in the present case because the Company does not have a U.S. parent company and is not in any other way owned or controlled by a United States person, as those terms are used in ITSR § 560.215(a), and the Company's affiliates involved in Iran-related transactions are also not "owned or controlled" by a United States person. That the Company has a U.S. subsidiary does not cause the ITSR to apply to the Company's Iran-related transactions (because the sales by the Company's non-U.S. affiliates are outside the scope of ITSR §560.215(a)). In any case, OFAC's public guidance provides that sales of medical devices to Iran by non-U.S. companies are generally subject to humanitarian exceptions under U.S. sanctions targeting Iran.

During the year ended December 31, 2019, the Company sold approximately €1 M of dialysis products to independent Iranian distributors and other foreign distributors for resale, processing and assembling in Iran. The products included fibre bundles, hemodialysis concentrates, dialysis machines and parts, and related disposable supplies. The sales of these products generated approximately €300,000 in operating income. All such sales were made by the Company's German subsidiaries. Based on information available to the Company, the Company believes that most if not all products were eventually sold to hospitals in Iran through state purchasing organizations affiliated with the Iranian Ministry of Health and were therefore sales to the "Government of Iran" as defined in ITSR § 560.304. The Company's 2019 sales to Iran represent 0.01% of its total revenues. The Company has no subsidiaries, affiliates or offices, nor does it have any direct investment or own any assets, in Iran. In light of the humanitarian nature of its products and the patient communities that benefit from our products, the Company expects to continue selling dialysis products to Iran, provided such sales continue to be permissible under applicable export control and economic sanctions laws and regulations.

Potential changes impacting our private payors

On August 18, 2016, CMS issued a request for information ("RFI") seeking public comment about providers' alleged steering of patients inappropriately to individual plans offered on the Patient Protection and Affordable Care Act individual health insurance market. FMCH and other dialysis providers, commercial insurers and other industry participants responded to the RFI, and in that response, we reported that we do not engage in such steering. On December 14, 2016, CMS published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment" that would amend the Conditions for Coverage for dialysis providers, like FMCH. The IFR would have effectively enabled insurers to reject premium payments made by patients who received grants for individual market coverage from the American Kidney Fund ("AKF") and, therefore, could have resulted in those patients losing their individual market health insurance coverage. The loss of individual market coverage for these patients would have had a material and adverse impact on our operating results. On January 25, 2017, a federal district court in Texas, responsible for litigation initiated by a patient advocacy group and dialysis providers including FMCH, preliminarily enjoined CMS from implementing the IFR (Dialysis Patient Citizens v. Burwell (E.D. Texas, Sherman Div.)). The preliminary injunction was based on CMS' failure to follow appropriate notice-and-comment procedures in adopting the IFR. The injunction remains in place and the court retains jurisdiction over the dispute. On June 22, 2017, CMS requested a stay of proceedings in the litigation pending further rulemaking concerning the IFR. CMS stated, in support of its request that it expects to publish a Notice of Proposed Rulemaking in the Federal Register and otherwise pursue a notice-and-comment process in the fall of 2017 which they ultimately did not publish. Plaintiffs in the litigation, including FMCH, consented to the stay, which was granted by the court.

Separately, the United States Department of Health and Human Services ("HHS") has drafted a new proposed rule entitled "Conditions for Coverage for End-Stage Renal Disease Facilities – Third Party Payments" (CMS-3337-P). We do not know the substance of the proposed rule; however, the title suggests it could be similar to the IFR and establish requirements for ESRD facilities treating patients that accept financial assistance from third parties for premiums to enroll in coverage provided by an individual market plan. While the proposed rule has been under review by the Office of Management and Budget since June 2019, and the HHS identified a target date of (11/00/19) for publication, the proposed rule has not yet been published for comment.

The operation of charitable assistance programs like that of the AKF is also receiving increased attention by state insurance regulators and legislators. The result may be a regulatory framework that differs from state to state. Even in the absence of the IFR or similar state actions, insurers are likely to continue efforts to thwart charitable premium assistance to our patients for individual market plans and other insurance coverages. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results. (See "– Regulatory and legal matters – Reimbursement – Possible changes in statutes or regulations" for further information on charitable premium assistance programs.)

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts inquiring into its interactions and relationships with AKF, including its charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH cooperated with the investigation, which was part of a broader investigation into charitable contributions in the medical industry. On August 1, 2019, the United States District Court for the District of Massachusetts entered an order announcing that the United States had declined to intervene on a qui tam complaint underlying the Boston United States Attorney's Office ("USAO") investigation and unsealing the relator's complaint so as to permit the relator to serve the complaint and proceed on his own. The relator did not serve the complaint within the time allowed but the court has not yet dismissed the relator's complaint.

U.S. ballot initiatives and other legislation

Further federal or state legislation or regulations may be enacted in the future through legislative and public referendum processes that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or mandate new or alternative operating models and payment models that could present more risk to our health care service operations. Ballot initiatives that are successfully introduced at the state level in the United States require the vote of state citizens to directly adopt or reject proposed new legislation. These ballot initiatives require a material expenditure of resources by us to participate in public discourse regarding the proposed new legislation underlying the initiatives, which if passed, could further regulate multiple aspects of our operations including, for instance, clinic staffing requirements, state inspection requirements and profit margins on commercial business. Efforts to enact new state laws regarding our operations are continuing. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See "Reimbursement – Possible changes in statutes or regulations," below.

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

Several states have certificate of need programs regulating the establishment or expansion of health care facilities, including dialysis centers. We believe that we have obtained all necessary approvals for the operation of our health care facilities in accordance with all applicable state certificate of need laws. In states that also have certificate of need programs, the licensure requirements are separate and in addition to the need for certificates of need.

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

Reimbursement

As a global company delivering health care and dialysis products, we are represented in around 150 countries worldwide. Consequently, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors and legislators in very different economic environments and health care systems.

Health care systems and reimbursement structures for ESRD treatment vary significantly by country. In general, the government (in some countries in coordination with private insurers) or social insurance programs pay for health care. Funding is achieved through taxes and other sources of government income, from social security contributions, or a combination of those sources. However, not all health care systems provide for dialysis treatment. In some developing countries, only limited subsidies from government, social insurances or charitable institutions are available, and typically dialysis patients must personally finance all or a substantial share of the treatment cost. Irrespective of the funding structure, in some countries patients in need of dialysis do not receive treatment on a regular basis but rather when the financial resources allow it.

U.S.

Our dialysis clinics provide outpatient hemodialysis treatment and related services for ESRD patients. In the U.S., Medicare pays as the primary insurer for Medicare-eligible individuals under most circumstances. For Medicare primary patients, Medicare pays 80 percent of the prospective payment amount for the ESRD Prospective Payment system items and services. The beneficiary or third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) on behalf of the beneficiary are responsible for paying the beneficiary's cost-sharing obligations (typically an annual deductible and 20 percent co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions that may or may not cover the full 20 percent co-payment or annual deductible. Where the beneficiary has no third-party insurance or the third-party insurance does not fully cover the co-payment or deductible, the beneficiary is responsible for paying the co-payments or the deductible, which we frequently cannot fully collect despite collection efforts. Medicare Advantage plans are required to pay to their out-of-network providers at least the rate applicable in the traditional Medicare fee-for-service program. As a result, Medicare Advantage plans with which we do not have a contract will pay at least 80 percent of the prospective payment amount for the ESRD PPS items and services we provide their members. We have also entered into network contracts with several Medicare Advantage plans pursuant to which we may be entitled to higher reimbursement than traditional Medicare rates.

Medicare's ESRD Prospective Payment System.    Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine, ESAs and other ESRD-related pharmaceuticals (other than vaccines and oral-only drugs) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most dialysis-related diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD.

Payment rates vary by both patient and facility. CMS subjects a base ESRD PPS payment rate to case-mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass) and certain co-morbidities. The base payment rate is also adjusted for (i) certain high cost patient outliers reflecting unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located. The Protecting Access to Medicare Act of 2014 ("PAMA") provides that rates will be updated by the market basket rate of increase net of multifactor productivity adjustment.

On October 31, 2019, CMS issued a final rule for the ESRD PPS rate for calendar year (CY) 2020. On average, large dialysis organizations will receive a 1.7% increase in payments under this final rule. The base rate per treatment is $239.33 which represents a 1.7% increase from the 2019 base rate including the adjustment for the wage index budget-neutrality factor. The 2020 final rule reflects a market basket increase of 2.0% that is partially offset by a 0.3% multifactor productivity adjustment (as mandated by the ACA) and application of the wage index budget-neutrality adjustment factor of 1.000244. The 2020 ESRD PPS rate retains the 2019 wage index floor of 0.5000. The labor-related portion of the ESRD PPS base rate to which the wage index is applied will be 52.3% in 2020. CMS updated the AKI payment rate for CY 2020 to $239.33, which is the same as the base rate finalized under the ESRD PPS for CY 2020. In the final rule, effective January 1, 2020, CMS also revised the transitional drug add-on payment adjustment ("TDAPA"). Under the CY 2019 final rule, all new renal dialysis drugs and biological products became eligible for TDAPA, not just those in new ESRD PPS functional categories. However, in the CY 2020 final rule, CMS narrowed that policy to exclude from eligibility certain non-innovative drugs approved by FDA (e.g., generics, reformulations of existing drugs, and other types of new drug applications (NDAs) that do not represent truly new therapies). In the CY 2019 final rule, CMS also changed the basis of payment for the TDAPA from pricing methodologies under section 1847A of the Act, which includes average sales price ("ASP") plus 6 percent ("ASP+6"), to 100 percent of ASP ("ASP+0"). However, that change did not apply to calcimimetics under the TDAPA. In the CY 2020 final rule, CMS extended pricing based on ASP+0 to calcimimetics under the TDAPA.

In the CY 2020 ESRD PPS final rule, CMS updated the outlier policy and outlier services fixed-dollar loss ("FDL") amounts and Medicare Allowable Payment ("MAP") amounts for adult and pediatric patients, using 2018 claims data. CMS has consistently lowered the MAP amount each year under the ESRD PPS. For CY 2019, outlier payments represented only 0.5 percent of total ESRD payments, and CMS believes that using CY 2018 claims data to update the outlier MAP and FDL amounts for CY 2020 will increase payments for ESRD beneficiaries requiring higher resource utilization in accordance with a target 1 percent outlier percentage.

Sequestration of Medicare payments.    On August 2, 2011, the BCA was enacted, raising the U.S. debt ceiling and putting into effect a series of actions for deficit reduction. The BCA, in effect, required automatic across-the-board spending cuts for most government programs over nine fiscal years (2013-2021); these cuts were projected to total $1.2 trillion. The first cuts for Medicare payments to providers and suppliers were implemented on April 1, 2013. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs, including Medicare, for an additional two years. The reduction in Medicare payments to providers and suppliers (the "U.S. Sequestration") is limited to one adjustment of no more than 2 percent in each year through 2022, rising to 2.9 percent for the first half of FY 2023 and dropping to 1.11 percent for the second half of FY 2023. As mandated by PAMA, the reductions pursuant to the U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024. The U.S. Sequestration is independent of Medicare's annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

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

In a final rule published on November 6, 2015, CMS provided for implementation of the PAMA oral-only provision. CMS clarified that once any non-oral ESRD-related drug in a category previously considered oral only is approved by the FDA, such category of drugs will cease to be considered oral only. However, for at least two years, CMS will pay for both oral and non-oral versions of the drug using a TDAPA. During this transition period, CMS will not pay outlier payments for these drugs, but the agency will collect data reflecting utilization of both the oral and injectable or intravenous forms of the drugs, as well as payment patterns, in order to help determine how to appropriately adjust the ESRD PPS payment rate as these drugs are included in the payment bundle. At the end of this transition period, CMS will incorporate payment for the oral and non-oral versions of the drug in the ESRD PPS payment rates, utilizing a public rulemaking process.

As noted above, the CY 2020 final rule modified the eligibility policy for the TDAPA applicable to renal dialysis drugs and biologicals. The revised drug designation policy, including the revised TDAPA payment policy, took effect January 1, 2020. CMS will pay for Sensipar and Parsabiv™ for the remainder of the transition period based on ASP+0.

The introduction of Parsabiv™, an intravenous calcimimetic, has resulted in changes in how some payors, other than Medicare, arrange for the provision of calcimimetics for their patients. While some patients continue to receive calcimimetics from their pharmacies as a pharmacy benefit, other patients receive calcimimetics from their dialysis providers, as a medical benefit. While we receive additional reimbursement from some payors when these drugs are provided by our clinics, this type of transition from an oral-only drug has not occurred previously and the reimbursement landscape for non-Medicare payors continues to evolve.

Several generic calcimimetic products have been approved by the FDA. FMCH has been able to purchase certain of these generic calcimimetic products at rates that are lower than the rate paid for the brand name calcimimetic, Sensipar. As a result, FMCH has been able to realize a savings in cost. Amgen, Inc. ("Amgen"), the manufacturer of Sensipar, has taken steps to prevent the continued sale of the generic products through settlement and legal action. If Amgen is successful in preventing the continued sale of generic calcimimetics, FMCH might not be able to purchase a lower priced alternative and continue to realize cost savings, which could have an adverse effect on our business, results of operations and financial condition. See "Item 5. Operating and financial review and prospects – III. Results of operations, financial position and net assets – Year ended December 31, 2019 compared to year ended December 31, 2018" for information on the impact of the Implementation of PAMA oral-only provision.

Revisions to Medicare's Physician Fee Schedule.    The Medicare and CHIP Reauthorization Act of 2015 ("MACRA") removed the periodic threat of substantial reductions in payment rates under the Physician Fee Schedule ("PFS") that could have, if they had been permitted to take effect, significantly affected our businesses and those of our affiliated physicians. MACRA permanently removed the "sustainable growth rate" provision and in its place specified modest increases in PFS payment rates for the next several years. MACRA creates an elaborate scheme of incentive payments and penalty adjustments starting in 2019 based on 2017 physician performance as reflected in various measures of cost, use of health information technology, practice improvement activities, and quality of care and on possible participation in "advanced alternative payment models," such as some accountable care organizations. We cannot predict whether this scheme is likely to have material effects on our revenues and profitability in our nephrology, urgent care, vascular, cardiovascular and endovascular speciality services. Through an annual rule-making cycle, CMS revises PFS payment rates to account for across-the-board updates as well as, from time to time, changes in the evaluation of physician work and practice expenses used to set rates for individual services paid under the PFS. While impacts of large changes are usually spread out over several years, such changes have the potential to affect the rates for specific services that are extensively furnished in our physician businesses and hence to affect materially the revenues of those businesses.

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

On November 1, 2019, CMS issued the CY 2020 final rule for hospital outpatient and ambulatory surgery center payment systems. For CY 2020, CMS will continue to pay certain dialysis vascular access codes at the Ambulatory Surgical Center ("ASC") rate. The final rule updating the ASC Fee Schedule for CY 2020 generally increased the reimbursement rates for certain vascular access services. For the range of procedures provided in an ASC, the average increase is 3.4% compared to the prior year. CMS also updated the Physician Fee Schedule for CY 2020. For the range of procedures provided in a physician office, the CY 2020 Physician Fee Schedule represents, on average, no change in reimbursement compared to the prior year.

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

In the 2020 ESRD PPS final rule, CMS finalized several programmatic updates to the ESRD QIP and codified data submission requirements for calculating measure scores. Under the ESRD QIP program, CMS assesses the total performance of each facility on measures specified per payment year and applies an appropriate payment reduction to each facility that does not meet a minimum total performance score ("TPS"). For performance year 2022, CMS estimated that a facility must meet or exceed a minimum TPS of 54 in order to avoid a payment reduction. CMS updated the scoring methodology for the NHSN Dialysis Event reporting measure to allow new eligible facilities to report data on the measure. The 2020 ESRD PPS final rule automatically advances the performance period and baseline period for each payment year by one year from the previous year, beginning with the PY 2024 payment year. The 2020 ESRD PPS final rule also includes requirements for the Extraordinary Circumstances Exception (ECE) process, which grants facilities exceptions to certain reporting requirements in the QIP. In the final rule, CMS converts the Standardized Transfusion Ratio ("STrR") clinical measure used in the QIP to a reporting measure while it examines the validity of the STrR clinical measure. The final rule also finalizes payment reductions of up to two percent for the PY 2022 ESRD QIP. The total payment reductions for the approximate 1,871 out of 7,386 Medicare-enrolled dialysis facilities expected to receive a payment reduction is approximately $18.2 million for the 2020 performance year.

ACA provides for broad health care system reforms, including (i) provisions to facilitate access to private health insurance, (ii) expansion of the Medicaid program, (iii) industry fees on device and pharmaceutical companies based on sales of brand name products to government health care programs, (iv) increases in Medicaid prescription drug rebates, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of health care program waste and fraud and (viii) a 2.3 percent excise tax on manufacturers' medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, enacted December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and President Trump signed, a full fiscal year 2020 domestic appropriations package that permanently repeals the medical device tax. In 2017, Congress considered legislation to "repeal and replace" ACA and may return to these issues in the future, but we cannot predict what provisions will be affected and what changes will result. Further, the Trump Administration may take various administrative actions that could materially affect how ACA provisions are implemented. We cannot predict the nature, extent, or impact of any such actions.

ACA includes a provision referred to as the individual mandate that requires most U.S. citizens and noncitizens to have health insurance that meets certain specified requirements or be subject to a tax penalty. On December 22, 2017, President Trump signed into law sweeping changes to the U.S. Tax Code. Among the provisions included in the law was an amendment to this ACA provision that reduced to zero the excise tax penalty imposed on individuals who do not obtain minimum essential health care coverage. The provision became effective starting in 2019. The Congressional Budget Office estimated in November of 2017 that elimination of the mandate has the potential to decrease the number of individuals with health insurance by approximately 4 million in 2019 and premiums are likely to increase because healthier individuals are likely to opt out of paying for health insurance without the influence of a penalty. On February 26, 2018, the Texas and Wisconsin Attorneys General, leading a 20-state coalition, filed a lawsuit challenging the constitutionality of the ACA in the Northern District of Texas titled Texas and Wisconsin, et al v. United States, et al (N.D. Tex). The plaintiffs argued that because the amendment "renders legally impossible the Supreme Court's prior savings construction of the Affordable Care Act's core provision – the individual mandate – the Court should hold that the ACA is unlawful and enjoin its operations." On December 14, 2018, the Court granted a partial summary judgment finding the individual mandate unconstitutional and the remaining provisions of the ACA inseparable, and therefore invalid, and granted the plaintiffs' claim for declaratory relief in Count 1 of the amended complaint. On December 30, 2018, the Court issued a final judgment on Count 1, which enabled the decision to be appealed. In December 2019, a three-judge panel from the United States Court of Appeals for the Fifth Circuit affirmed a district court ruling that found the individual mandate to be unconstitutional because it can no longer be read as a tax, and there is no other constitutional provision that justifies this exercise of congressional power. The case, Texas v. Azar, remanded to the district court to provide additional analysis of the other provisions of the ACA as they currently exist. A decision on remand is expected in 2020, and a petition to the Supreme Court is likely to follow, making the outcome of this ACA litigation uncertain for some time. On December 31, 2018, the Court entered an order staying the remainder of the case pending resolution of the appeal. It is not possible for us to predict the outcome of this lawsuit or what if any impact the elimination of the individual mandate will have on the patients seeking our products and services.

Pharmaceuticals.    We participate in the federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs. We make our pharmaceutical products available to authorized users of the Federal Supply Schedule ("FSS") of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs ("VA"). Under our license to market and distribute the intravenous iron medication Venofer® to freestanding dialysis clinics, we also are considered, for statutory price reporting purposes, to be the manufacturer of Venofer® (when sold by us under one of our national drug codes ("NDCs")), which is reimbursed under Part B of the Medicare program. Our products also are subject to a federal requirement that any company participating in the Medicaid rebate or Medicare program charge prices comparable to the rebates paid to State Medicaid agencies on purchases under the Public Health Services ("PHS") pharmaceutical pricing program managed by the Department of Health and Human Services (also known as the "340B program" by virtue of the section of the Public Health Service Act ("PHSA") that created the program). The PHS pricing program extends these deep discounts on outpatient drugs to a variety of community health clinics and other entities that receive health services grants from the PHS, certain "look alikes," as well as various other providers. ACA expanded the 340B program to include additional providers.

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

Laboratory tests.    Spectra obtains a portion of its revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways. Payment for most tests is included in the ESRD PPS bundled rate paid to dialysis clinics. The dialysis clinics obtain the laboratory services from laboratories and pay the laboratories for the services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the ESRD PPS rate at the frequencies designated in the capitation agreement. Second, the few laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the ESRD PPS bundled rate are billed separately to Medicare. Such tests are paid at 100 percent of the payment amounts on Medicare's Clinical Laboratory Fee Schedule ("CLFS"), although payment rates are further reduced by a 2% sequestration adjustment that remains in place until further notice.

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

Participation in new Medicare payment arrangements.    For information on our value-based agreements and health insurance products, see "– Business Overview – Care Coordination – Value and risk-based arrangements," above.

Executive order-based models.    On July 10, 2019, President Trump signed an Executive Order on advancing kidney health. Among other things, the order instructs the Secretary of HHS to develop new Medicare payment models that will encourage identification and treatment earlier in kidney disease progression as well as increased home dialysis and transplant. One of those models, the ESRD Treatment Choices ("ETC") model, is a mandatory model that will create financial incentives for home treatment and transplant. This model proposes to apply both positive and negative payment adjustments to claims submitted by physicians and dialysis facilities for home dialysis patients for 3 years. This model also proposes a payment adjustment based on performance. The performance-based adjustment will be based on home dialysis and transplant rates and will range from (8%) to 5% in the first payment year to (13%) and 10% percent in the final payment year. The ETC model initially proposed a start date of January 2020 and would end in 2026, however CMS has postponed the start date of the ETC model. Participants in this model will be selected randomly. Pursuant to the Executive Order, the Secretary also announced voluntary payment models, Kidney Care First ("KCF") and CKCC (graduated, professional and global), which aims to build on the existing Comprehensive End Stage Renal Disease Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESRD to delay the start of dialysis and to incentivize kidney transplant. The voluntary models allow health care providers to take on various amounts of risk. One model, the CKCC global model, allows participating organizations to assume risk for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries. The KCF model limits participation to nephrologists while the CKCC model requires participation by both nephrologists or nephrology practices and transplant providers. Dialysis providers and other suppliers may participate. Applications for the voluntary models were submitted in January 2020, but CMS has not provided a timeline for acceptance of the applications. We submitted 25 CKCC applications and are also included in four other CKCC applications submitted by nephrologists. Once implemented, the CKCC model is expected to run through 2023. It is too soon to predict the effects on our business of the ETC payment model and the voluntary payment models.

Possible changes in statutes or regulations.    Further federal or state legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries and/or implement new or alternative payment models for dialysis that could present more risk sharing for dialysis clinics. For example, the Dialysis Patient Access to Integrated-care, Empowerment, Nephrologists, Treatment, and Services Demonstration Act of 2016 (a.k.a., the PATIENTS Act, S.3090/H.R.5942) was introduced in the U.S. Congress during the last session. If enacted, the legislation would, among other things, create a new ESRD-specific model of coordinated care not unlike that of the ESRD Seamless Care Organizations that would be mandated to be Advanced Alternate Payment Models as defined by the Medicare Access and CHIP Reauthorization Act, give enrolled patients supplemental benefits beyond what is available under current Medicare plans and establish incentives for providers, physicians and patients enrolled in the model. Nephrologists who are APM qualified participants would be eligible for the 5% payment bonus and would not be required to comply with MIPS reporting requirements. In addition, in July of 2019, CMS proposed several new mandatory and voluntary models impacting payments to dialysis care though it is unclear when those models will be finalized and how they might change in response to public comments. Other examples include ballot initiatives introduced at the state level which could further regulate clinic staffing requirements, state inspection requirements and commercial reimbursement rates. For example, in 2019, the State of California enacted legislation impacting commercial payment rates in cases where charitable premium assistance is provided to patients, but the effective date of such legislation has been preliminary enjoined. State regulation at this level would introduce an unprecedented level of oversight and additional expense at the clinic level which could have a material adverse effect on our business in the impacted states. While there is uncertainty regarding the passage and scope of these ballot initiatives (beyond the State of California), if some form of ballot initiative passes at the state level, such action could have a material adverse impact on our business. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the detail of the provisions, have positive or adverse effects, possibly material, on our businesses and results of operations. See "Item 3. Key Information – D. Risk Factors – Risks relating to regulatory matters "We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results" and "Changes in reimbursement for dialysis and other health care services could materially impact our operating results," as well as "– Health care Reform" below.

Non-U.S.

As a global company delivering health care and dialysis products in around 150 countries worldwide, we face the challenge of addressing the needs of patients and customers in widely varying economic and health care environments. A country's approach to reimbursement and market pricing is markedly influenced by the type of health care funding system it employs. National insurance systems have been characterized by greater decentralisation and generally a more widespread use of 'fee-for-service' agreements.

In the major European and British Commonwealth countries, health care systems are generally based on one of two funding models. The health care systems of countries such as Germany, France, Belgium, Austria, Czech Republic, Poland and Hungary are based on the Bismarck-type system; where a mandatory employer and employee contributions dedicated to health care financing is required. Countries such as the United Kingdom, Canada, Denmark, Finland, Portugal, Sweden and Italy established their national health services using the Beveridge-type system, which provides a national health care system financed by taxes.

However, during the last decade, health care financing under many social security systems has also been significantly subsidized with tax money.

In Asia-Pacific, universal health care is at different stages of implementation and, as such, reimbursement mechanisms vary significantly between countries (including variances at the state, provincial or city level). Tax-based health care funding systems are mostly seen in Australia, New Zealand, Hong Kong, Malaysia, Taiwan and Thailand where governments have more direct levers to manage the provision of health care and have more control on expenditures. Other countries, such as Japan, the Philippines and South Korea (which runs a co-payment scheme), finance health care through social health insurance ("SHI"). Indonesia continues its roadmap towards a comparable universal health care coverage amidst system challenges. Singapore has a multi-tier system with mandatory contribution into medical health plans alongside means-tested subsidies to cover catastrophic illnesses. China's health reforms are underway and the country is positioned to achieve universal health care by 2020.

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

Remuneration for ESRD treatments widely differs between countries but there are three broad types of reimbursement modalities: global budget, fee-for-service reimbursement and a bundled payment or capitation rate paid at predetermined periods. In some cases, reimbursement modalities may also vary within the same country depending on the type of health care provider (public or private). Budget allocation is a reimbursement modality used mainly for public providers in most of European countries where the funding is based on taxation and in some of the countries where it is based on social security. Fee for service, which used to be the most common reimbursement modality for private providers in European and Asia Pacific countries, is increasingly being replaced by periodic reimbursement bundles. These include different components of the ESRD treatment and level of payment is linked to certain quality parameters.

Additionally, in Europe and in some parts of Asia Pacific, operations are increasingly subject to cost management strategies, such as health technology assessments (a strict analysis on the entry of new products and services), which require additional data, reviews and administrative processes, all of which increase the complexity, timing and costs of obtaining product & service reimbursement, simultaneously putting continuous downward pressure towards available reimbursement. In addressing these cost containment pressures, the Company is developing more expertise in the Health Economics & Market Access field in order to respond, counteract and proactively anticipate health system funding changes that impact our business. The main aim of this development is to demonstrate that our products and services create value for patients and for those who pay for health care. The Company advocates to encourage a long-term partnership for sustainable health care financing and value-based payment programs.

Generally, in European countries with established dialysis programs, reimbursements range from $70 to more than $400 per treatment. In Asia-Pacific and Latin America, reimbursement rates can be significantly lower. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. However, because the services and costs that are reimbursed differ widely between countries, calculation of an average global reimbursement amount would likely bear little relation to the actual reimbursement system in any one country. Hence, country comparison will be relevant only if it includes an analysis of the cost components covered, including their individual costs, services rendered and the structure of the dialysis clinic in the countries being compared.

Anti-kickback statutes, False Claims Act, Stark Law and other fraud and abuse laws in the United States

Some of our operations are subject to federal and state statutes and regulations governing financial relationships between health care providers and potential referral sources and reimbursement for services and items provided to patients with Medicare, Medicaid and other types of U.S. Government and state government health insurance. Such laws include the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal health care fraud and abuse laws and similar state laws. The U.S. Government, many individual states and private third-party risk insurers have devoted increasing resources to combat fraud, waste, and abuse in the health care sector.

The Office of the Inspector General of HHS ("OIG"), state Medicaid fraud control units, and other enforcement agencies have dedicated substantial resources to their efforts to detect arrangements and practices that may violate fraud and abuse laws.

The government's ability to pursue actions against potential violators has been enhanced over the past years, by expanding the government's investigative authority, expanding criminal and administrative penalties, by increasing funding for enforcement and providing the government with expanded opportunities to pursue actions under the federal Anti-Kickback Statute, the False Claims Act, and the Stark Law. For example, ACA narrowed the public disclosure bar under the False Claims Act, allowing increased opportunities for whistleblower litigation. In addition, the legislation modified the intent standard under the federal Anti-Kickback Statute, making it easier for prosecutors to prove that alleged violators had met the requisite knowledge requirement. ACA and implementing regulations also require providers and suppliers to report any Medicare or Medicaid overpayment and return the overpayment on the later of 60 days of identification of the overpayment or the date the cost report is due (if applicable), or else all claims associated with the overpayment will become false claims. The ACA also provides that any claim submitted from an arrangement that violates the Anti-Kickback Statute is a false claim.

Health care reform

In response to increases in health care costs in recent years, there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control these costs and reform the U.S. health care system. The ACA, enacted in 2010, contained broad health care system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government health care programs, (iv) increases in Medicaid prescription drug rebates effective January 1, 2010, (v) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, and limits on waiting periods, (vi) provisions encouraging integrated care, efficiency and coordination among providers (vii) provisions for reduction of health care program waste and fraud and (viii) a 2.3% excise tax on manufacturers' medical device sales starting in 2013. However, pursuant to the Consolidated Appropriations Act of 2016, which was signed into law on December 18, 2015, the medical device excise tax was suspended for all sales of such devices in 2016 and 2017. On January 22, 2018, Congress passed a continuing resolution that further extended this moratorium for 2018 and 2019. In December 2019, Congress passed, and President Trump signed, a full fiscal year 2020 domestic appropriations package that permanently repeals the medical device tax. Throughout the years of the Obama Administration, the Republicans in Congress attempted on several occasions to repeal the ACA, recognizing that any such effort would be rejected by a Presidential veto. Similarly, during the 2016 Presidential campaign, Donald Trump called for a repeal and replacement of the ACA. With the election of Trump and with both Houses of Congress retaining a Republican majority, it was widely anticipated that Congress and the President would proceed to repeal and replace the ACA. But despite the fact that Republican leadership in both the House and the Senate has proposed legislation on multiple occasions that would replace the ACA's private insurance market reforms and substantially modify federal funding and other aspects of the Medicaid program, these efforts have been unsuccessful to date. Nevertheless, it is likely that additional attempts will be made in the future. Thus, the outcome of changes in health care policy and law are difficult to predict, and while there may be changes that are both favorable and unfavorable to us, it is possible that the overall impact of certain changes could be materially adverse to our business.

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

The Trump Administration and several states led by Republican Governors continue to challenge the constitutionality of the ACA and, in particular, its requirement that all U.S. citizens purchase health coverage, known as the "individual mandate." In December 2019, a three-judge panel from the United States Court of Appeals for the Fifth Circuit affirmed a district court ruling that found the mandate to be unconstitutional because it can no longer be read as a tax, and there is no other constitutional provision that justifies this exercise of congressional power. The case, Texas v. Azar, remanded to the District Court to provide additional analysis of the other provisions of the ACA as they currently exist. A decision on remand is expected in 2020, and a petition to the Supreme Court is likely to follow, making the outcome of this ACA litigation uncertain for some time.

The Trump Administration has made changes in the leadership of CMS and the Department of Health and Human Services and this new leadership has initiated revisions to regulations and sub-regulatory guidance relating to implementation of various provisions of ACA, with or without changes in legislation. Additional changes may continue to occur, regardless whether the ACA is repealed. Significantly, in October 2017, the Trump Administration announced that it would immediately cease paying CSR subsidies to insurers. These subsidies reduce deductibles, coinsurance and copayments for individuals and families at or below 250% of the federal poverty level. Under the law insurers are still mandated to provide lower out-of-pocket costs for low-income individuals; as a result, ending CSR payments has caused many insurers to increase premiums in the individual insurance market to offset the loss of the federal support. In its fiscal year ("FY") 2019 and 2020 budget proposals, the Trump administration altered course and requested authority to fund CSR payments. The FY 2019 CSR budget proposal was not ultimately included in appropriations authorized by Congress, and we cannot predict whether the inclusion of this funding for 2020 will come to pass. Notwithstanding its FY 2019 and 2020 budget proposals, the Administration has not made any CSR payments since its decision to cease payments in October 2017 and continues to defend against litigation pursued by insurers for unpaid CSR funds. Insurers continue to challenge the Administration's non-payment of CSR subsidies in litigation. Most recently, on October 22, 2019, the U.S. Court of Federal Claims ordered the Administration to make payments of approximately $1.6 billion to insurers for unpaid CSRs relating to the 2017 and 2018 plan years (Common Ground Health Care, et al v. United States). The Administration appealed the U.S. Court of Federal Claims order to the United States Court of Federal Appeals for the Federal Circuit on December 16, 2019. CSR-related litigation stemming from the decision to end the payments will likely continue to cause uncertainty for the foreseeable future. Given this uncertainty, some insurers may decide to leave the individual exchanges altogether.

In addition, further regulations may be promulgated in the future that could substantially change the Medicare and Medicaid reimbursement systems, or that could impose additional eligibility requirements for participation in the federal and state health care programs. Moreover, such regulations could alter the current responsibilities of third-party insurance payors (including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program) including, without limitation, with respect to cost-sharing. Changes of this nature could have significant effects on our businesses, but, due to the continued uncertainty about the implementation of the ACA, including potential further legal challenges to or significant modifications to or repeal of that legislation (see, for example, the discussion above regarding the proceedings in Texas v. Azar, the outcomes and impact of such changes on our business, financial condition and results of operations are impossible to quantify or predict.

In January 2018, the Trump Administration released guidance aimed at allowing states to impose work requirements for Medicaid beneficiaries, a major shift in the design of the health insurance program for the poor and disabled. The Centers for Medicare and Medicaid Services claims that work requirements will help people lead healthier lifestyles. Opponents fear the requirements simply will lead to the poor and disabled losing health benefits. At least twenty states have applied for Medicaid waivers that include work requirements. The Arizona, Indiana, Michigan, Ohio, South Carolina and Utah programs have been approved by CMS, although most are not yet implemented. The Arkansas, Kentucky, Maine and New Hampshire programs have also been approved by CMS, but were subsequently set aside by court orders or refused or rescinded by state officials. The other states who have applied for waivers are Alabama, Georgia, Idaho, Mississippi, Montana, Nebraska, Oklahoma, Tennessee, Virginia and Wisconsin. It is not currently possible to accurately predict the impact such programs will have over time.

C.    Organizational structure

The following chart shows our organizational structure and our significant subsidiaries as of December 31, 2019. Fresenius Medical Care Holdings, Inc. conducts its business as "Fresenius Medical Care North America."

D.    Property, plant and equipment

Property

The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. These leases are described under "Item 7.B. Related Party Transactions – Real Property Lease."

Location	Floor area (approximate square meters)	Currently owned or leased by Fresenius Medical Care	Lease expiration	Use
Ogden, Utah	102,193	owned		Manufacture of polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
St. Wendel, Germany	101,985	leased	December 2026	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Suzhou, China (Changshu Plant)	83,808	owned		Manufacture of hemodialysis bloodline sets & AV Fistula set, HD dialyzer and peritoneal dialysis solutions
Biebesheim / Gernsheim, Germany	64,800	leased	December 2023 / April 2022	Central distribution Europe, Asia Pacific and Latin America
L´Arbresle, France	47,674	owned		Manufacture of polysulfone dialyzers, special filters, dry & liquid hemodialysis concentrates, empty pouches, injection molding
Waltham, Massachusetts	38,190	leased	April 2029 / March 2021	Corporate headquarters and administration – North America
Schweinfurt, Germany	38,100	leased	December 2026	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags and dialyzers
Cota, Colombia	37,000	owned		Manufacture of dry and liquid concentrates, CAPD and APD bags, intravenous solutions, empty Biofine bags.
Enstek, Malaysia	28,778	owned		Manufacture of peritoneal dialysis solutions and hemodialysis concentrate
Fukuoka, Japan (Buzen Plant) – Site Area for future expansion	27,943	owned		Manufacture of peritoneal dialysis bags and dialyzers
Knoxville, Tennessee	27,637	owned		Manufacture of peritoneal dialysis solutions

Location	Floor area (approximate square meters)	Currently owned or leased by Fresenius Medical Care	Lease expiration	Use
Palazzo Pignano, Italy	27,435	owned		Manufacture of bloodlines and tubing, office
São Paulo, Brazil	24,755	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets and warehouse
Guadalajara, México	24,234	owned		Manufacture of saline, sodium citrate and liquid acids
Bad Homburg, Germany	20,672	leased	December 2026 / September 2020	Corporate headquarters and administration
Buenos Aires, Argentina	20,020	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates and disinfectants
Rockleigh, New Jersey	18,998	leased	December 2028	Clinical laboratory testing and administration
Concord, California	17,015	leased	June 2028	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Reynosa, Mexico	15,746	leased	November 2027	Manufacture of bloodlines
Vrsac, Serbia	15,365	owned		Administration, production and warehouse building
Bad Homburg (OE), Germany	10,300	leased	December 2026	Manufacture of hemodialysis concentrate solutions / technical services / logistics services

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

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain pre-determined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

  (1)
  period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS, and

  (2)
  Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items.

We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Revenue

The management of our operating segments is based on revenue as a key performance indicator. We believe that the key to continue growing our revenue is to attract new patients and increase the number of treatments performed each year. The number of treatments performed each year is therefore an indicator of continued revenue growth. For further information regarding revenue recognition and measurement, refer to note 1k of the notes to consolidated financial statements, "The Company and Basis of Presentation – Significant accounting policies – Revenue recognition" included in this report. Revenue is also benchmarked based on movement at Constant Exchange Rates.

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

Delivered operating income (Non-IFRS Measure)

As a result of the significance of noncontrolling interest holders in our operations, we believe a measure that is meaningful to investors is operating income less noncontrolling interests ("Delivered Operating Income"). Delivered Operating Income approximates the operating income attributable to the shareholders of FMC-AG & Co. KGaA. As such, we believe that operating income is the closest comparable IFRS measure. Delivered Operating Income is also benchmarked based on movement at Constant Exchange Rates.

Below is a table showing the reconciliation of operating income to Delivered Operating Income on a consolidated basis and for our reporting segments:

Delivered Operating Income reconciliation
in € M
	2019	2018	2017
Total
Operating income	2,270	3,038	2,362
less noncontrolling interests	(239)	(244)	(274)

Delivered Operating Income	2,031	2,794	2,088
North America Segment
Operating income	1,794	2,665	2,086
less noncontrolling interests	(225)	(231)	(263)

Delivered Operating Income	1,569	2,434	1,823
Dialysis
Operating income	1,737	1,752	1,942
less noncontrolling interests	(205)	(212)	(229)

Delivered Operating Income	1,532	1,540	1,713
Care Coordination
Operating income	57	913	144
less noncontrolling interests	(20)	(19)	(34)

Delivered Operating Income	37	894	110
EMEA Segment
Operating income	448	399	444
less noncontrolling interests	(5)	(4)	(4)

Delivered Operating Income	443	395	440
Asia-Pacific Segment
Operating income	329	304	313
less noncontrolling interests	(8)	(9)	(7)

Delivered Operating Income	321	295	306
Dialysis
Operating income	300	270	286
less noncontrolling interests	(7)	(7)	(6)

Delivered Operating Income	293	263	280
Care Coordination
Operating income	29	34	27
less noncontrolling interests	(1)	(2)	(1)

Delivered Operating Income	28	32	26
Latin America Segment
Operating income	43	29	58
less noncontrolling interests	(1)	0	0

Delivered Operating Income	42	29	58

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

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

The following table shows the cash flow key performance indicators for 2019 and 2018 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

Cash flow measures
in € M, except where otherwise specified
	2019	2018	2017
Revenue	17,477	16,547	17,784

Net cash provided by (used in) operating activities	2,567	2,062	2,192
Capital expenditures	(1,125)	(1,057)	(944)
Proceeds from sale of property, plant and equipment	12	54	103

Capital expenditures, net	(1,113)	(1,003)	(841)

Free cash flow	1,454	1,059	1,351
Net cash provided by (used in) operating activities in % of revenue	14.7%	12.5%	12.3%
Free cash flow in % of revenue	8.3%	6.4%	7.6%

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a key performance indicator used for internal management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) (adjusted for acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, non-cash charges and impairment loss). The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt, through the employment of an extensive mix of debt.

Adjusted EBITDA is also the basis for determining compliance with certain other covenants contained in our Amended 2012 Credit Agreement and is also relevant in certain of our other major financing arrangements. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management's discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

IFRS 16, Leases ("IFRS 16") replaces the straight-line operating lease expense for former leases under IAS 17, Leases ("IAS 17") with a depreciation charge for the lease asset and an interest expense on the lease liability as well as the classification of certain IAS 17 leases (such effects being, collectively "IFRS 16 Implementation"), see note 1 of the notes to the consolidated financial statements included in this report. The adjustment to exclude the effects from the IFRS 16 Implementation is included solely for the purpose of increasing the comparability of previously reported information and is in conformity with the terms of the Amended 2012 Credit Agreement. This adjustment will only be made for the reporting periods included in this report and will not be included as an adjustment in the future.

The following table shows the reconciliation of adjusted EBITDA and net leverage ratio as of December 31, 2019 and 2018.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio
	Measure 2019	IFRS 16 Implementation	Measure (excluding IFRS 16)	Measure 2018
Debt and lease liabilities(1),(2)	13,782	(4,797)	8,985	7,546
Minus: Cash and cash equivalents	(1,008)	—	(1,008)	(2,146)

Net debt	12,774	(4,797)	7,977	5,400
Net income	1,439	—	—	2,226
Income tax expense	402	—	—	511
Interest income	(62)	—	—	(147)
interest expense	491	—	—	448
Depreciation and amortization	1,553	—	—	725
Adjustments(3)	110	—	—	(722)

Adjusted EBITDA	3,933	(774)	3,159	3,041
Net leverage ratio	3.2	(0.7)	2.5	1.8

(1)
Debt includes the following balance sheet line items: short-term debt, short-term debt from related parties, current portion of long-term debt and long-term debt, less current portion.

(2)
IFRS 16 Implementation includes lease liabilities and lease liabilities from related parties (€4,705 M), other financial liabilities resulting from changes in the accounting treatment for sale-leaseback transactions (€110 M) as well as the remaining balance of "liabilities from capital leases in accordance with IAS 17" at December 31, 2019, which are included in lease liabilities, but have already been included in debt as of December 31, 2018 (–€18 M).

(3)
Acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement (2019: –€71 M; 2018: –€23 M), non-cash charges, primarily related to pension expense (2019: €46 M; 2018: €45 M), impairment loss (2019: €40 M; 2018: €65 M), (gain) loss related to divestitures of Care Coordination activities with a sales price above €50 M (2018: –€809 M) (see note 4 c) of the notes to the consolidated financial statements) and NxStage related transaction costs (2019: €95 M).

Return on invested capital ("ROIC")(Non-IFRS Measure)

ROIC is the ratio of operating income after tax ("net operating profit after tax" or "NOPAT") to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the year with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement, and expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to a specific investment project. An adjustment to exclude amounts related to the IFRS 16 Implementation is included for the purpose of increasing the comparability of previously reported information in accordance with our long-term incentive plans in 2019 (see note 20 of the notes to the consolidated financial statements included in this report). The following table shows the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (based on IFRS Measures) in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total assets	32,935	33,169	31,956	32,353	26,242
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(965)	(922)	(959)	(2,146)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(361)	(348)	(329)	(309)	(346)
Minus: Accounts payable	(717)	(655)	(680)	(708)	(641)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,452)	(2,546)	(2,524)	(2,604)	(2,727)
Minus: Income tax payable	(180)	(181)	(171)	(161)	(166)

Invested capital	28,446	28,586	27,528	27,740	20,395

Average invested capital as of December 31, 2019	26,539
Operating income	2,270
Income tax expense(2)	(565)

NOPAT	1,705

Adjustments to average invested capital and ROIC in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	—	156	149	151	2,092
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	(4)	(4)	(4)	(45)
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	—	—	—	—	(1)
Minus: Accounts payable	—	—	—	—	(17)
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	—	(4)	(3)	(3)	(48)
Minus: Income tax payable	—	—	—	—	—

Invested capital	—	148	142	144	1,981

Adjustment to average invested capital as of December 31, 2019	483
Adjustment to operating income(3)	(79)
Adjustment to income tax expense(3)	20

Adjustment to NOPAT	(59)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure) in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	32,935	33,325	32,105	32,504	28,334
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(969)	(926)	(963)	(2,191)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(361)	(348)	(329)	(309)	(347)
Minus: Accounts payable	(717)	(655)	(680)	(708)	(658)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,452)	(2,550)	(2,527)	(2,607)	(2,775)
Minus: Income tax payable	(180)	(181)	(171)	(161)	(166)

Invested capital	28,446	28,734	27,670	27,884	22,376

Average invested capital as of December 31, 2019	27,022
Operating income(3)	2,191
Income tax expense(2),(3)	(545)

NOPAT	1,646
ROIC in %	6.1%

Adjustments to average invested capital and ROIC for the effect from the IFRS 16 Implementation in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Total assets	(4,356)	(4,319)	(4,172)	(4,229)	—
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	2	4	4	5	—
Minus: Accounts payable	—	—	—	—	—
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	(140)	(144)	(138)	(143)	—
Minus: Income tax payable	—	(4)	(4)	(1)	—

Invested capital	(4,494)	(4,463)	(4,310)	(4,368)	—

Adjustment to average invested capital as of December 31, 2019	(3,527)
Adjustment to operating income	(75)
Adjustment to income tax expense	18

Adjustment to NOPAT	(57)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, adjusted for the effect from the IFRS 16 Implementation) in € M, except where otherwise specified

2019	December 31, 2019	September 30, 2019(3)	June 30, 2019(3)	March 31, 2019(3)	December 31, 2018(3)
Total assets	28,579	29,006	27,933	28,275	28,334
Plus: Cumulative goodwill amortization	420	432	416	419	413
Minus: Cash and cash equivalents	(1,008)	(969)	(926)	(963)	(2,191)
Minus: Loans to related parties	(72)	(65)	(62)	(81)	(80)
Minus: Deferred tax assets	(359)	(344)	(325)	(304)	(347)
Minus: Accounts payable	(717)	(655)	(680)	(708)	(658)
Minus: Accounts payable to related parties	(119)	(255)	(156)	(210)	(154)
Minus: Provisions and other current liabilities(1)	(2,592)	(2,694)	(2,665)	(2,750)	(2,775)
Minus: Income tax payable	(180)	(185)	(175)	(162)	(166)

Invested capital	23,952	24,271	23,360	23,516	22,376

Average invested capital as of December 31, 2019	23,495
Operating income(3)	2,116
Income tax expense(2),(3)	(527)

NOPAT	1,589
ROIC in % (adjusted for IFRS 16)	6.8%

Reconciliation of average invested capital and ROIC (based on IFRS Measures) in € M, except where otherwise specified

2018	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Total assets	26,242	25,587	25,045	24,157	24,025
Plus: Cumulative goodwill amortization	413	407	405	385	395
Minus: Cash and cash equivalents	(2,146)	(1,754)	(1,657)	(846)	(978)
Minus: Loans to related parties	(80)	(112)	(118)	(109)	(92)
Minus: Deferred tax assets	(346)	(328)	(334)	(325)	(315)
Minus: Accounts payable	(641)	(611)	(559)	(509)	(590)
Minus: Accounts payable to related parties	(154)	(194)	(183)	(236)	(147)
Minus: Provisions and other current liabilities(1)	(2,727)	(2,748)	(2,689)	(2,626)	(2,791)
Minus: Income tax payable	(166)	(209)	(330)	(239)	(194)

Invested capital	20,395	20,038	19,580	19,652	19,313

Average invested capital as of December 31, 2018	19,796
Operating income	3,038
Income tax expense(2)	(620)

NOPAT	2,418

Adjustments to average invested capital and ROIC in € M, except where otherwise specified

2018	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018(3)	December 31, 2017(3)
Total assets	—	—	—	(1,066)	(1,095)
Plus: Cumulative goodwill amortization	—	—	—	—	—
Minus: Cash and cash equivalents	—	—	—	46	47
Minus: Loans to related parties	—	—	—	—	—
Minus: Deferred tax assets	—	—	—	—	—
Minus: Accounts payable	—	—	—	13	13
Minus: Accounts payable to related parties	—	—	—	—	—
Minus: Provisions and other current liabilities(1)	—	—	—	220	226
Minus: Income tax payable	—	—	—	—	—

Invested capital	—	—	—	(787)	(809)

Adjustment to average invested capital as of December 31, 2018	(320)
Adjustment to operating income(3)	(14)
Adjustment to income tax expense(3)	3

Adjustment to NOPAT	(11)

Reconciliation of average invested capital and ROIC (Non-IFRS Measure) in € M, except where otherwise specified

2018	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018(3)	December 31, 2017(3)
Total assets	26,242	25,587	25,045	23,091	22,930
Plus: Cumulative goodwill amortization	413	407	405	385	395
Minus: Cash and cash equivalents	(2,146)	(1,754)	(1,657)	(800)	(931)
Minus: Loans to related parties	(80)	(112)	(118)	(109)	(92)
Minus: Deferred tax assets	(346)	(328)	(334)	(325)	(315)
Minus: Accounts payable	(641)	(611)	(559)	(496)	(577)
Minus: Accounts payable to related parties	(154)	(194)	(183)	(236)	(147)
Minus: Provisions and other current liabilities(1)	(2,727)	(2,748)	(2,689)	(2,406)	(2,565)
Minus: Income tax payable	(166)	(209)	(330)	(239)	(194)

Invested capital	20,395	20,038	19,580	18,865	18,504

Average invested capital as of December 31, 2018	19,476
Operating income(3)	3,024
Income tax expense(2),(3)	(617)

NOPAT	2,407
ROIC in %	12.4%

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

Business metrics for Care Coordination

The measures for the North America Segment and the Asia-Pacific Segment discussed below include prior programs in which we participated and current and future programs that we will be participating in and will be reflected in the discussion of our business. Currently, in our North America Segment, sub-capitation, BPCI (until June 28, 2018 – (see note 4 of the notes to the consolidated financial statements found elsewhere in this report), ESCO programs, MA-CSNPs (until December 31, 2018) and other shared savings programs are included within the Member Months and Medical Cost Under Management calculations below. In the future, other programs may be included in the metrics below, including BPCI Advanced, a similar initiative to BPCI that began October 1, 2018 and is scheduled to extend through December 31, 2023. We commenced participation under the BPCI Advanced in January 2020 through a physician practice, which is majority-owned by National Cardiovascular Partners. Note that due to the timing required by CMS to review the BPCI and ESCO program data that we provide, estimates have been used to report these metrics in a timely manner. The Asia-Pacific Segment Care Coordination metric currently used for discussion purposes is patient encounters. These metrics may be developed further in future periods. These metrics are neither IFRS measures nor non-IFRS measures and are therefore not accompanied by or reconciled to IFRS measures.

Member months under medical cost management

In our North America Segment, member months under medical cost management is calculated by multiplying the number of members included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs ("Member Months"). In the aforementioned programs, we assume the risk associated with generating savings. The financial results are recorded in earnings as our performance is determined. The membership offerings within Care Coordination are sub-capitation arrangements, MA-CSNPs (until December 31, 2018), ESCO and BPCI (until June 28, 2018 – see note 4 of the notes to the consolidated financial statements found elsewhere in this report) programs as well as other shared savings programs. An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

In our North America Segment, medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI (until June 28, 2018 – see note 4 of the notes to the consolidated financial statements found elsewhere in this report), and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical costs per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination patient encounters

In the North America Segment and the Asia-Pacific Segment, Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities and, we believe, is an indicator of the revenue generated. Care Coordination patient encounters in the North America Segment is the sum of all encounters and procedures completed during the period by Sound until June 28, 2018 (see note 4 of the notes to the consolidated financial statements found elsewhere in this report), MedSpring Urgent Care Centers, Azura Vascular Care, and National Cardiovascular Partners, the trade name of Laurus Healthcare L.P., as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism ("Rx BMM") program. Care Coordination patient encounters in the Asia-Pacific Segment is the sum of all encounters for the following services: ambulant treatment services in day care hospitals, comprehensive and specialized health check-ups, inpatient and outpatient services, vascular access and other chronic treatment services.

II.    Financial condition and results of operations

Overview

We are the world's largest kidney dialysis company, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from ESRD as well as other health care services. We develop, manufacture and distribute a wide variety of health care products, which includes both dialysis and non-dialysis products. Our dialysis products include dialysis machines, water treatment systems and disposable products while our non-dialysis products include acute cardiopulmonary and apheresis products. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. We describe certain other health care services that we provide in our North America and Asia-Pacific segments as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology services, urgent care services and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent our health care services. We estimated the volume of the global dialysis market was approximately €80 billion in 2019 (€74 billion in 2018). Due to the complexity and evolving nature of Care Coordination services, we are currently unable to estimate the global volume of this market. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care research.

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

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the year ended December 31, 2019, approximately 33% of our consolidated revenue is attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by CMS. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. In recent years, the stability of reimbursement in the U.S. has been affected by (i) the implementation of the ESRD PPS in January 2011, (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as "U.S. Sequestration," (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to ATRA as subsequently modified under PAMA and (iv) CMS's 2017 final rule on the Physician Fee Schedule, which partially corrected reimbursement for certain procedures that were materially undervalued in 2016. Please see detailed discussions on these and further legislative developments in "Reimbursement" in Item 4.B above, "Information on the Company – B. Business overview."

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

Participation in new Medicare payment arrangements

We also participate (or have participated) in the programs, initiatives and arrangements, each with the specific reimbursement models described in Item 4.B above, "Information on the Company – B. Business overview- Care Coordination – Value and risk-based arrangements."

III.  Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Segment data (including Corporate)
in € M
	2019	2018	2017
Total revenue
North America Segment	12,195	11,570	12,879
EMEA Segment	2,693	2,587	2,547
Asia-Pacific Segment	1,859	1,689	1,623
Latin America Segment	709	686	720
Corporate	21	15	15

Total	17,477	16,547	17,784

Operating income
North America Segment	1,794	2,665	2,086
EMEA Segment	448	399	444
Asia-Pacific Segment	329	304	313
Latin America Segment	43	29	58
Corporate	(344)	(359)	(539)

Total	2,270	3,038	2,362

Interest income	62	147	51
Interest expense	(491)	(448)	(416)
Income tax expense	(402)	(511)	(443)

Net income	1,439	2,226	1,554
Net income attributable to noncontrolling interests	(239)	(244)	(274)

Net income attributable to shareholders of FMC-AG & Co. KGaA	1,200	1,982	1,280

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The year ended December 31, 2019 was positively impacted by the development of the euro against the U.S. dollar whereas the year ended December 31, 2018 was negatively impacted by the development of the euro against the U.S. dollar. In the twelve-month period ended December 31, 2019, approximately 70% of revenue and approximately 79% of operating income were generated in U.S. dollars.

Year ended December 31, 2019 compared to year ended December 31, 2018

Consolidated financials

Key indicators for consolidated financial statements
in € M, except where otherwise specified
			Change in %
	2019	2018	As reported	Currency translation effects	Constant Currency(1)
Revenue	17,477	16,547	6%	4%	2%
Health care services	13,872	13,264	5%	4%	1%
Health care products	3,605	3,283	10%	2%	8%
Number of dialysis treatments	52,148,107	50,027,579	4%
Same market treatment growth in %	3.5%	2.8%
Gross profit as a % of revenue	30.9%	31.2%
Selling, general and administrative costs as a % of revenue	17.5%	17.4%
Operating income	2,270	3,038	(25%)	3%	(28%)
Operating income margin in %	13.0%	18.4%
Delivered Operating Income(2)	2,031	2,794	(27%)	3%	(30%)
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,200	1,982	(39%)	3%	(42%)
Basic earnings per share in €	3.96	6.47	(39%)	2%	(41%)

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered Operating Income (Non-IFRS Measure)" above.

Health care services revenue increased by 5%. In addition to a 4% positive impact from foreign currency translation, health care services revenue increased by 1% as growth in same market treatments (4%), contributions from acquisitions (2%) and increases in organic revenue per treatment (1%), were largely offset by decreases attributable to prior year revenue associated with the divested Sound activities as well as the effect of closed or sold clinics (5%) and a revenue recognition adjustment of €170 M for accounts receivable in legal dispute (1%) (see note 22 of the notes to the consolidated financial statements included in this report).

Dialysis treatments increased by 4% as a result of growth in same market treatments (4%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (1%).

At December 31, 2019, we owned, operated or managed 3,994 dialysis clinics (excluding those managed but not consolidated in the U.S.) compared to 3,928 dialysis clinics at December 31, 2018. In the year ended December 31, 2019, we acquired 47 dialysis clinics, opened 123 dialysis clinics and combined or closed 104 clinics. The number of patients treated in dialysis clinics that we own, operate or manage (excluding patients of dialysis clinics managed but not consolidated in the U.S.) increased by 4% to 345,096 at December 31, 2019 (December 31, 2018: 333,331).

Health care product revenue increased by 10%, including a 2% positive impact from foreign currency translation. At Constant Exchange Rates, health care product revenue increased by 8%. Dialysis product revenue increased by 10%. In addition to a 2% positive impact from foreign currency translation, dialysis product revenue increased by 8% driven by higher sales of home hemodialysis products (largely as a result of the acquisition of NxStage), dialyzers, hemodialysis solutions and concentrates, renal pharmaceuticals, bloodlines, peritoneal dialysis products and products for acute care treatments, partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions due to the IFRS 16 Implementation. Non-dialysis product revenue increased by 3% to €76 M from €74 M with virtually no foreign currency translation effects. The non-dialysis product revenue increase was due to higher sales of acute cardiopulmonary products.

The decrease period over period in the gross profit margin was 0.3 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The decrease primarily reflects decreases in the EMEA Segment, the North America Segment and an unfavorable mix effect from the varying margins across our reporting segments, partially offset by an increase in the Asia-Pacific Segment. The decrease in the EMEA Segment was mainly driven by higher personnel expense in certain countries. The decrease in the North America Segment was mainly attributable to higher personnel expense, a revenue recognition adjustment for accounts receivable in legal dispute (see note 22 of the notes to the consolidated financial statements included in this report) and the effect of a reduction in patient attribution and a decreasing savings rate for ESCOs (loss rate for 2019) based on recent reports for current and prior plan years ("ESCO effect"), partially offset by a positive impact from higher utilization of oral based ancillaries with favorable margins, a favorable effect from the IFRS 16 Implementation, the positive current year effect from the divestiture of Sound which operated at lower margins and the impact from the acquisition of NxStage. The increase in the Asia-Pacific Segment was largely due to favorable impacts from business growth and the IFRS 16 Implementation, partially offset by an unfavorable impact from acquisitions with lower margins.

The increase period over period in the selling, general and administrative ("SG&A") expenses as a percentage of revenue was 0.1 percentage points with virtually no impact from foreign currency translation. The increase was primarily driven by increases in the North America Segment and the Asia-Pacific Segment, partially offset by favorable impacts in the EMEA Segment and Corporate. The increase in the North America Segment was mainly driven by the effect from the integration and operational costs associated with NxStage, costs associated with the sustainable improvement of our cost base ("Cost Optimization Costs"), higher personnel expense as well as higher stock compensation expense, partially offset by the remeasurement effect on the fair value of the Humacyte investment, the prior year effects from U.S. Ballot Initiatives and the discontinuation of a non-IFRS policy with no associated cash flow effect. The increase in the Asia-Pacific Segment was due to the impact from business growth, an unfavorable impact from Care Coordination and an unfavorable effect from Cost Optimization Costs, partially offset by favorable foreign currency transaction effects. The decrease in the EMEA Segment was largely due to a reduction of a contingent consideration liability related to Xenios AG ("Xenios"), higher other income related to a favorable outcome in a legal proceeding, favorable foreign currency transaction effects and a positive impact from acquisitions, partially offset by higher bad debt expense and Cost Optimization Costs. The favorable impact in Corporate was driven by an accrual for FCPA Related Charge in the prior year (see note 22 of the notes the consolidated financial statements included in this report).

The gain related to divestitures of Care Coordination activities decreased to €29 M from €809 M primarily due to the divestiture of Sound in 2018.

Research and development expenses increased by 47% to €168 M from €114 M. The period over period increase as a percentage of revenue, was 0.3 percentage points, largely driven by research and development activities at NxStage, in-center and home program development as well as higher costs related to pre-development activities and research activities in the field of regenerative medicine.

Income from equity method investees increased slightly to €74 M from €73 M. The slight increase was primarily driven by higher income from Vifor Fresenius Medical Care Renal Pharma Ltd., an entity in which we have ownership of 45%, mainly due to higher sales of renal pharmaceuticals.

The decrease period over period in the operating income margin was 5.4 percentage points. Foreign currency translation effects represented a 0.1 percentage point increase in the current period. The decrease in the current period was largely driven by the lower gain related to divestitures of Care Coordination activities as discussed above.

Delivered Operating Income decreased by 27%. In addition to a 3% positive impact from foreign currency translation, Delivered Operating Income decreased by 30% largely driven by decreased operating income.

Net interest expense increased by 43% to €429 M from €301 M. In addition to a 6% negative impact from foreign currency translation, net interest expense increased by 37% primarily due to the IFRS 16 Implementation and a higher debt level, partially offset by the replacement of high interest-bearing bonds by debt instruments at lower interest rates.

Income tax expense decreased by 21% to €402 M from €511 M. The effective tax rate increased to 21.8% from 18.7% for the same period of 2018 largely driven by prior year impacts from favorable implications of the U.S. tax reform, the gain related to the divestiture of Care Coordination activities in 2018 and favorable prior year tax impacts from the FCPA Related Charge, partially offset by non-tax deductible expenses related to U.S. Ballot Initiatives.

Net income attributable to noncontrolling interests decreased by 2% to €239 M from €244 M. In addition to a 5% negative impact from foreign currency translation, net income attributable to noncontrolling interests decreased by 7% due to lower performance in entities in which we have less than 100% ownership.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 39% to €1,200 M from €1,982 M. In addition to a 3% positive impact from foreign currency translation, net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 42% driven by the combined effects of the items discussed above.

Basic earnings per share decreased by 39%. In addition to a 2% positive impact from foreign currency translation, basic earnings per share decreased by 41% primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA described above. The average weighted number of shares outstanding for the period decreased to approximately 302.7 M in 2019 (2018: 306.5 M), primarily as a result of our share buy-back program.

We employed 120,659 people (full-time equivalents) as of December 31, 2019 (December 31, 2018: 112,658). This 7% increase was primarily due to the NxStage acquisition.

Consolidated operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the years ended December 31, 2019 and 2018, we identified the following transactions which, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

  •
  an adjustment to the 2019 presentation to remove the effects of the IFRS 16 Implementation

  •
  an adjustment to the 2019 presentation to remove the contribution of NxStage to conform to the 2018 presentation ("NxStage Operations")

  •
  an adjustment to the 2019 presentation to remove the integration costs related to the acquisition of NxStage on February 21, 2019 ("NxStage Costs")

  •
  an adjustment to the 2019 presentation to remove the Cost Optimization Costs

  •
  an adjustment to the 2018 presentation to remove the contribution of Sound to conform to the 2019 presentation ("Sound H1")

  •
  an adjustment to remove the gain related to divestitures of Care Coordination activities (see note 4 of the notes to the consolidated financial statements included in this report) ("(Gain) loss related to divestitures of Care Coordination activities")

  •
  an adjustment to the 2018 presentation to remove the FCPA related charge

The following table reconciles the key indicators for the consolidated financial statements in accordance with IFRS to the key indicators adjusted for the items described above, as the adjustments allow for a better comparison of these key indicators to the 2019 Outlook that we issued in connection with the announcement of our periodic results. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

Consolidated operating performance on an adjusted basis
in € M, except where otherwise specified
						(Gain) loss related to divestitures of Care Coordination activities
								Change in % as adjusted
	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs		Results 2019 adjusted	Current rate	Constant Currency(1)
Twelve months ended December 31
Total revenue	17,477	115	(263)	—	—	—	17,329	8%	5%
Health Care Services	13,872	—	(12)	—	—	—	13,860	9%	5%
Health Care Products	3,605	115	(251)	—	—	—	3,469	6%	4%
Total operating income	2,270	(75)	15	24	91	(29)	2,296	0%	(4%)
Operating income margin	13.0%						13.2%
Interest expense, net	(429)	172	71	—	—	—	(186)	(33%)	(35%)
Income tax expense	(402)	(27)	(23)	(6)	(24)	(20)	(502)	18%	13%
Net income attributable to noncontrolling interests	(239)	—	—	—	—	—	(239)	(2%)	(7%)
Net income(2)	1,200	70	63	18	67	(49)	1,369	2%	(2%)
Basic earnings per share	3.96	0.23	0.21	0.06	0.22	(0.16)	4.52	3%	(1%)

Consolidated operating performance on an adjusted basis
	Results 2018	Sound H1(3)	(Gain) loss related to divestitures of Care Coordination activities	FCPA related charge	Results 2018 adjusted
Twelve months ended December 31
Total revenue	16,547	(521)	—	—	16,026
Health Care Services	13,264	(521)	—	—	12,743
Health Care Products	3,283	—	—	—	3,283
Total operating income	3,038	(14)	(809)	77	2,292
Operating income margin	18.4%				14.3%
Interest expense, net	(301)	21	—	—	(280)
Income tax expense	(511)	(3)	136	(49)	(427)
Net income attributable to noncontrolling interests	(244)	0	—	—	(244)
Net income(2)	1,982	4	(673)	28	1,341
Basic earnings per share	6.47	0.01	(2.20)	0.09	4.37

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
Attributable to shareholders of FMC-AG & Co. KGaA.

(3)
Contribution of Sound Physicians.

The following discussions pertain to the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment and the measures we use to manage these segments.

North America Segment

Key indicators and business metrics for the North America Segment in € M, except where otherwise specified
			Change in %
	2019	2018	As reported	Currency translation effects	Constant Currency(1)
Total North America Segment
Revenue	12,195	11,570	5%	5%	(0%)
Health care services	11,157	10,725	4%	5%	(1%)
Health care products	1,038	845	23%	7%	16%
Operating income	1,794	2,665	(33%)	3%	(36%)
Operating income margin in %	14.7%	23.0%
Delivered Operating Income(2)	1,569	2,434	(36%)	3%	(39%)
Dialysis
Revenue	11,011	9,934	11%	6%	5%
Number of dialysis treatments	32,138,448	30,843,876	4%
Same market treatment growth in %	3.3%	2.5%
Operating income	1,737	1,752	(1%)	4%	(5%)
Operating income margin in %	15.8%	17.6%
Delivered Operating Income(2)	1,532	1,540	(1%)	4%	(5%)
Care Coordination
Revenue	1,184	1,636	(28%)	3%	(31%)
Operating income	57	913	(94%)	0%	(94%)
Operating income margin in %	4.8%	55.8%
Delivered Operating Income(2)	37	894	(96%)	0%	(96%)
Member Months Under Medical Cost Management(3),(4)	645,273	639,329	1%
Medical Cost Under Management(3),(4)	4,226	4,196	1%	6%	(5%)
Care Coordination Patient Encounters(3),(4)	1,004,250	4,407,598	(77%)

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on these metrics, please refer to the discussion above of our Care Coordination measures under "Business metrics for Care Coordination."

(4)
Data presented for the ESCO metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Dialysis

Revenue

Dialysis revenue increased by 11% including a 6% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 5%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care revenue increased by 10% to €9,973 M from €9,089 M. In addition to a 6% positive impact from foreign currency translation, dialysis care revenue increased by 4% mainly due to growth in same market treatments (3%), increases in organic revenue per treatment (2%) and contributions from acquisitions (1%), partially offset by a revenue recognition adjustment of €170 M for accounts receivable in legal dispute (2%) (see note 22 of the notes to the consolidated financial statements included in this report).

Dialysis treatments increased by 4% largely due to growth in same market treatments (3%) and contributions from acquisitions (1%). At December 31, 2019, 211,064 patients, an increase of 3% (December 31, 2018: 204,107), were treated in the 2,579 dialysis clinics (December 31, 2018: 2,529) that we own or operate in the North America Segment.

In the U.S., the average revenue per treatment decreased to $352 (€298 at Constant Exchange Rates) from $354 (€300) largely due to a revenue recognition adjustment of €170 M for accounts receivable in legal dispute and lower revenue from commercial payors, partially offset by higher utilization of oral based ancillaries and the impact from an increase in the ESRD PPS base rate.

Cost per treatment in the U.S., adjusted for the effects from the IFRS 16 Implementation, increased to $296 (€250 at Constant Exchange Rates) from $289 (€245). This increase was largely driven by higher personnel expense, higher costs for medical supplies, the integration and operational costs associated with NxStage and higher depreciation expense, partially offset by lower costs for renal pharmaceuticals.

Health care product revenue increased by 23%. In addition to a 7% positive impact from foreign currency translation, health care product revenue increased by 16% driven by higher sales of home hemodialysis products, renal pharmaceuticals, dialyzers, peritoneal dialysis products, and hemodialysis solutions and concentrates, partially offset by lower sales of machines as a result of changes in the accounting treatment for sale-leaseback transactions in accordance with the IFRS 16 Implementation.

Operating income margin

The decrease period over period in the dialysis operating income margin was 1.8 percentage points including a 0.1 percentage point negative impact from foreign currency translation in the current period. The decrease was due to higher personnel expense, a revenue recognition adjustment for accounts receivable in legal dispute (see note 22 of the notes the consolidated financial statements included in this report), the integration and operational costs associated with NxStage, and Cost Optimization Costs, partially offset by a favorable impact from higher utilization of oral based ancillaries with favorable margins, the remeasurement effect on the fair value of our Humacyte investment, a positive effect from the IFRS 16 Implementation, the prior year effect from the U.S. Ballot Initiatives, and discontinuation of a non-IFRS policy with no associated cash flow effect.

Delivered Operating Income

Dialysis Delivered Operating Income decreased by 1%. In addition to a 4% positive impact from foreign currency translation, Delivered Operating Income decreased by 5% mainly as a result of decreased operating income.

Care Coordination

Revenue

Care Coordination revenue decreased by 28%. In addition to a 3% positive impact from foreign currency translation, Care Coordination revenue decreased by 31% largely driven by decreases attributable to prior year revenue associated with the divested Sound activities (33%) and a decrease in organic revenue, including the ESCO effect (1%), partially offset by contributions from acquisitions (3%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 51.0 percentage points, including a 0.1 percentage point negative impact from foreign currency translation in the current period. The decrease was mainly due to lower gains related to divestiture of Care Coordination activities, the ESCO effect, lower volumes for pharmacy services as well as unfavorable margins for oral based ancillaries, partially offset by a positive effect from the IFRS 16 Implementation.

Delivered Operating Income

Care Coordination Delivered Operating Income decreased by 96% with virtually no impact from foreign currency translation. Delivered Operating Income decreased mainly as a result of decreased operating income.

Care Coordination business metrics

Member months under medical cost management remained relatively stable as the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities since the beginning of 2018 was mostly offset by the divestment of our controlling interest in Sound on June 28, 2018 and, as a result, the conclusion of our participation in BPCI. See note 4 of the notes to consolidated financial statements included in this report and note 4 to the table "Key indicators and business metrics for the North America Segment," above.

Care Coordination's medical cost under management increased by 1%. Including a 6% positive impact from foreign currency translation, Care Coordination's medical cost under management decreased by 5% primarily due to the divestment of our controlling interest in Sound on June 28, 2018 (see note 4 of the notes to consolidated financial statements included in this report) and, as a result, the conclusion of our participation in BPCI as well as a decrease in member months attributable to MA-CSNPs, which we no longer provide as of January 2019. This decrease was partially offset by the expansion of our existing ESCOs through the addition of new physician practice partners and dialysis facilities since the beginning of 2018 as well as an increase in member months attributable to sub-capitation programs. See note 4 to the table "Key indicators and business metrics for the North America Segment" above.

The decrease in patient encounters was primarily driven by decreased encounters for hospital related physician services as a result of the divestiture of our controlling interest in Sound on June 28, 2018. See note 4 of the notes to consolidated financial statements included in this report and note 4 to the table "Key indicators and business metrics for the North America Segment" above.

North America Segment operating performance on an adjusted basis

Management believes that there are certain distinct transactions or events for which the operating results should be adjusted to enhance transparency and comparability. We believe the following results (adjusted to exclude these items) should be analyzed in connection with the results presented above. For the years ended December 31, 2019 and 2018, we identified the following transactions that, when excluded from the results disclosed above, may provide a reader with further useful information in assessing our performance:

  •
  an adjustment to the 2019 presentation to remove the effects of the IFRS 16 Implementation

  •
  an adjustment to the 2019 presentation to remove the NxStage Operations

  •
  an adjustment to the 2019 presentation to remove the NxStage Costs

  •
  an adjustment to the 2019 presentation to remove the Cost Optimization Costs

  •
  an adjustment to the 2018 presentation to remove Sound H1

  •
  an adjustment to remove the (Gain) loss related to divestitures of Care Coordination activities

The following table reconciles the key indicators for the North America Segment in accordance with IFRS to the key indicators adjusted for the items described above as the adjustments allow for a better comparison of these key indicators to the 2019 Outlook that we issued in connection with the announcement of our periodic results. While we believe these adjustments provide additional clarity to the discussion of our operating results, the following table should only be viewed as a supplement to our results disclosed in accordance with IFRS above.

North America Segment operating performance on an adjusted basis in € M, except where otherwise specified
						(Gain) loss related to divestitures of Care Coordination activities		Change in % as adjusted
	Results 2019	IFRS 16 Implementation	NxStage operations	NxStage costs	Cost optimization costs		Results 2019 adjusted	Current rate	Constant Currency(1)
Twelve months ended December 31
Revenue	12,195	115	(263)	—	—	—	12,047	9%	3%
Health Care Services	11,157	—	(12)	—	—	—	11,145	9%	4%
Thereof Dialysis Care	9,973	—	(12)	—	—	—	9,961	10%	4%
Thereof Care Coordination	1,184	—	—	—	—	—	1,184	6%	1%
Health Care Products	1,038	115	(251)	—	—	—	902	7%	1%
Operating income	1,794	(59)	19	24	83	(29)	1,832	(1%)	(5%)
Operating income margin	14.7%						15.2%
Dialysis	1,737	(51)	19	24	83	—	1,812	3%	(1%)
Dialysis operating income margin	15.8%						16.7%
Care Coordination	57	(8)	—	—	—	(29)	20	(78%)	(79%)
Care Coordination operating income margin	4.8%						1.7%

North America Segment operating performance on an adjusted basis
	Results 2018	Sound H1(2)	(Gain) loss related to divestitures of Care Coordination activities	Results 2018 adjusted
Twelve months ended December 31
Revenue	11,570	(521)	—	11,049
Health Care Services	10,725	(521)	—	10,204
Thereof Dialysis Care	9,089	—	—	9,089
Thereof Care Coordination	1,636	(521)	—	1,115
Health Care Products	845	—	—	845
Operating income	2,665	(14)	(809)	1,842
Operating income margin	23.0%			16.7%
Dialysis	1,752	—	—	1,752
Dialysis operating income margin	17.6%			17.6%
Care Coordination	913	(14)	(809)	90
Care Coordination operating income margin	55.8%			8.0%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
Contribution of Sound Physicians.

EMEA Segment

Key indicators for the EMEA Segment
in € M, except where otherwise specified
			Change in %
	2019	2018	As reported	Currency translation effects	Constant Currency(1)
Revenue	2,693	2,587	4%	0%	4%
Health care services	1,354	1,274	6%	(1%)	7%
Health care products	1,339	1,313	2%	0%	2%
Number of dialysis treatments	10,042,109	9,731,941	3%
Same market treatment growth in %	3.4%	3.0%
Operating income	448	399	12%	(1%)	13%
Operating income margin in %	16.6%	15.4%
Delivered Operating Income(2)	443	395	12%	(1%)	13%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue increased by 6%. Including a 1% negative impact resulting from foreign currency translation, health care service revenue increased by 7% largely as a result of growth in same market treatments (3%), increases in organic revenue per treatment (3%), and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (1%).

Dialysis treatments increased by 3% mainly due to growth in same market treatments (3%) and contributions from acquisitions (2%), partially offset by the effect of closed or sold clinics (2%). As of December 31, 2019, 66,217 patients, an increase of 2% (December 31, 2018: 65,061) were treated at the 781 dialysis clinics (December 31, 2018: 776) that we own, operate or manage in the EMEA Segment.

Health care product revenue increased by 2%, with virtually no impact from foreign currency translation. Dialysis product revenue increased by 2% due to higher sales of machines, products for acute care treatments, bloodlines and peritoneal dialysis products. Non-Dialysis product revenue increased by 3% to €76 M from €74 M largely due to higher sales of acute cardiopulmonary products.

Operating income margin

The increase period over period in the operating income margin was 1.2 percentage points. Foreign currency translation effects represented a 0.1 percentage point decrease in the operating income margin. The increase was mainly due to a reduction of a contingent consideration liability related to Xenios, a positive impact from the IFRS 16 Implementation, higher other income related to a favorable outcome in a legal proceeding, and a favorable impact from acquisitions, partially offset by higher personnel expense in certain countries as well as higher bad debt expense.

Delivered Operating Income

Delivered Operating Income increased by 12%. Including a 1% negative impact resulting from foreign currency translation, Delivered Operating Income increased by 13% primarily due to increased operating income.

Asia-Pacific Segment

Key indicators and business metrics for the Asia-Pacific Segment in € M, except where otherwise specified
			Change in %
	2019	2018	As reported	Currency translation effects	Constant Currency(1)
Total Asia-Pacific Segment
Revenue	1,859	1,689	10%	3%	7%
Health care services	862	776	11%	4%	7%
Health care products	997	913	9%	1%	8%
Operating income	329	304	8%	2%	6%
Operating income margin in %	17.7%	18.0%
Delivered Operating Income(2)	321	295	9%	3%	6%
Dialysis
Revenue	1,618	1,481	9%	3%	6%
Number of dialysis treatments	4,579,220	4,371,742	5%
Same market treatment growth in %	7.1%	6.4%
Operating income	300	270	11%	3%	8%
Operating income margin in %	18.5%	18.2%
Delivered Operating Income(2)	293	263	11%	2%	9%
Care Coordination
Revenue	241	208	16%	3%	13%
Operating income	29	34	(13%)	1%	(14%)
Operating income margin in %	12.1%	16.2%
Delivered Operating Income(2)	28	32	(11%)	1%	(12%)
Care Coordination Patient Encounters(3)	1,010,238	982,169	3%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered Operating Income (Non-IFRS Measure)" above.

(3)
For further information on patient encounters, please refer to the discussion above of our Care Coordination measures under "Business Metrics for Care Coordination."

Dialysis

Revenue

Dialysis revenue increased by 9% including a 3% positive impact resulting from foreign currency translation. At Constant Exchange Rates, dialysis revenue increased by 6%. Dialysis revenue is comprised of dialysis care revenue and health care product revenue.

Dialysis care service revenue increased by 9% to €621 M from €568 M. Including a 5% positive impact resulting from foreign currency translation, dialysis care service revenue increased by 4% as a result of growth in same market treatments (7%), and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (3%) and a decrease in organic revenue per treatment (1%).

Dialysis treatments increased by 5% mainly due to growth in same market treatments (7%) and contributions from acquisitions (1%), partially offset by the effect of closed or sold clinics (3%). As of December 31, 2019, 33,005 patients, an increase of 5% (December 31, 2018: 31,476) were treated at the 400 dialysis clinics (December 31, 2018: 394) that we own, operate or manage in the Asia-Pacific Segment.

Health care product revenue increased by 9%. Including a 1% positive impact resulting from foreign currency translation, health care product revenue increased by 8% as a result of increased sales of dialyzers, bloodlines, hemodialysis solutions and concentrates products as well as for acute care treatments, partially offset by lower sales of machines.

Operating income margin

The increase period over period in the operating income margin was 0.3 percentage points. Foreign currency translation effects represented a 0.1 percentage point decrease in the operating income margin. The increase was primarily due to favorable impacts from foreign currency transaction effects as well as a positive effect from the IFRS 16 Implementation, partially offset by an effect from Cost Optimization Costs.

Delivered Operating Income

Delivered Operating Income increased by 11%. Including a 2% positive impact resulting from foreign currency translation, Dialysis Operating Income increased by 9% mainly due to increased operating income.

Care Coordination

Revenue

Care Coordination revenue increased by 16%. Including a 3% positive impact resulting from foreign currency translation, Care Coordination revenue increased by 13% driven by organic revenue growth (7%) and contributions from acquisitions (6%).

Operating income margin

The decrease period over period in the Care Coordination operating income margin was 4.1 percentage points. Foreign currency translation effects represented a 0.2 percentage point decrease in the operating income margin. The decrease was driven by higher start-up and operating costs as well as an unfavorable mix effect from acquisitions with lower margins, partially offset by a positive effect from the IFRS 16 Implementation.

Delivered Operating Income

Care Coordination Delivered Operating Income decreased by 11%. Including a 1% positive impact resulting from foreign currency translation, Care Coordination Delivered Operating Income decreased by 12% mainly as a result of decreased operating income.

Care Coordination business metrics

The number of patient encounters increased due to increased encounters for comprehensive and specialized health check-ups as well as ambulant treatment services, inpatient and outpatient services, vascular access and other chronic treatment services.

Latin America Segment

Key indicators for the Latin America Segment
in € M, except where otherwise specified
			Change in %
	2019	2018	As reported	Currency translation effects	Constant Currency(1)
Revenue	709	686	3%	(18%)	21%
Health care services	499	489	2%	(23%)	25%
Health care products	210	197	6%	(6%)	12%
Number of dialysis treatments	5,388,330	5,080,020	6%
Same market treatment growth in %	2.4%	1.3%
Operating income	43	29	47%	12%	35%
Operating income margin in %	6.0%	4.2%
Delivered Operating Income(2)	42	29	47%	12%	35%

(1)
For further information on Constant Exchange Rates, see "I. Performance management system" above.

(2)
For further information on Delivered Operating Income, including a reconciliation of Delivered Operating Income to operating income on a consolidated basis and for each of our operating segments, see "I. Performance management system – Delivered Operating Income (Non-IFRS Measure)" above.

Revenue

Health care service revenue increased by 2%. Including a 23% negative impact resulting from foreign currency translation, health care service revenue increased by 25% as a result of increases in organic revenue per treatment (18%), contributions from acquisitions (5%) and growth in same market treatments (2%).

Dialysis treatments increased by 6% mainly due to contributions from acquisitions (4%) and growth in same market treatments (2%). As of December 31, 2019, 34,810 patients, an increase of 6% (December 31, 2018: 32,687) were treated at the 234 dialysis clinics (December 31, 2018: 229) that we own, operate or manage in the Latin America Segment.

Health care product revenue increased by 6%. Including a 6% negative impact resulting from foreign currency translation, health care product revenue increased by 12% due to higher sales of hemodialysis solutions and concentrates, machines, peritoneal dialysis products and products for acute care treatments, partially offset by lower sales of dialyzers.

Operating income margin

The increase period over period in the operating income margin was 1.8 percentage points. Foreign currency translation effects represented a 1.3 percentage point increase in the operating income margin in the current period. The increase was mainly due to favorable foreign currency transaction effects, a reimbursement rate increase in Chile and a positive impact from acquisitions, partially offset by the impact from hyperinflation and an increase in bad debt.

Delivered Operating Income

Delivered Operating Income increased by 47%. Including a 12% positive impact resulting from foreign currency translation, Delivered Operating Income increased by 35% due to increased operating income.

Year ended December 31, 2018 compared to year ended December 31, 2017

For a discussion of our 2018 results as compared to our 2017 results, see Item 5. "Operating and financial review and prospects – III. Results of operations, financial position and net assets – Results of operations" within our 2018 Annual report on Form 20-F, which is incorporated herein by reference.

IV.    Financial position

Our investment and financing strategy did not change substantially in the past fiscal year as our business model, which is based on stable and high cash flows, allows for a reasonable proportion of debt, through the employment of an extensive mix of debt. We still regard our refinancing options as being very stable and flexible. During the fiscal year, the focus of our investing activities was on our health care services business.

Financial management policies and goals

Besides optimizing our financial costs, our financing strategy gives top priority to ensuring financial flexibility. We remain flexible by using a wide range of financial instruments and being highly diversified with regard to our investors and banks. Our financing profile is characterized by a wide range of maturities up to 2029.

Our main mid- and long-term financing instruments are the Amended 2012 Credit Agreement (a syndicated credit agreement with revolving credit facilities and long-term loans in U.S. dollar and euro) as well as bonds in U.S. dollar and euro. Short-term financing needs are covered by issuances under our commercial paper program in euro, the Accounts Receivable Facility in U.S. dollar and bilateral credit facilities.

In our long-term financial planning, we focus primarily on the Net Leverage Ratio, a non-IFRS measure. At December 31, 2019, the net leverage ratio, was 3.2 (2018: 1.8). Adjusted for the IFRS 16 Implementation, the net leverage ratio was 2.5 at December 31, 2019. See "– I. Performance management system – Net leverage ratio (Non-IFRS Measure)" above.

The key financial risks we are exposed to include foreign exchange risk and interest rate risk. To manage these risks, we enter into various hedging transactions with banks that have been authorized by the Management Board and which generally have ratings in the "A" category or better. We do not use financial instruments for trading or other speculative purposes (for financial risks, see Item 11. "Quantitative and qualitative disclosures about market risk – Management of foreign exchange and interest rate risks" below as well as note 23 of the notes to the consolidated financial statements included in this report).

Fresenius SE, under a service agreement, conducts financial instrument activities for us under the control of a single centralized department. We have established guidelines for risk management procedures and controls including the use of financial instruments. These guidelines include a clear segregation of duties with regards to execution on the one hand and administration, accounting and controlling on the other.

We also utilize Fresenius SE's cash management system as well as an unsecured loan agreement with Fresenius SE (see note 13 of the notes to the consolidated financial statements included in this report).

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

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt from third parties and related parties, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt, pay dividends and repurchase shares, (see "Net cash provided by (used in) investing activities" and "Net cash provided by (used in) financing activities" below).

At December 31, 2019, we had cash and cash equivalents of €1,008 M (December 31, 2018: €2,146 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) in 2019, 2018 and 2017 amounted to €1,454 M, €1,059 M and €1,351 M, respectively. Free cash flow is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure in "– I. Performance management system – Cash flow measures" above. Free cash flow in percent of revenue in 2019, 2018 and 2017 was 8.3%, 6.4% and 7.6%, respectively.

Net cash provided by (used in) operating activities

During 2019, 2018, and 2017, we generated net cash provided by operating activities of €2,567 M, €2,062 M, and €2,192 M respectively. Net cash provided by operating activities in percent of revenue was 15%, 12%, and 12% for 2019, 2018 and 2017, respectively. Cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The increase in net cash provided by operating activities was largely driven by the IFRS 16 Implementation leading to a reclassification of the repayment portion of rent to financing activities in the amount of €669 M.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 79% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. In 2019, approximately 33% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See "II. Financial condition and results of operations – Overview" above.

We intend to continue to address our current cash and financing requirements using cash provided by operating activities, our existing and future credit agreements, issuances under our commercial paper program (see note 13 of the notes to the consolidated financial statements included in this report) as well as from the use of our Accounts Receivable Facility. In addition, to finance acquisitions or meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of bonds. We aim to preserve financial resources with a minimum of €500 M of committed and unutilized credit facilities.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of valuation allowances, represented Days Sales Outstanding ("DSO") of 73 days at December 31, 2019, a decrease as compared to 75 days at December 31, 2018.

DSO by segment is calculated by dividing the segment's accounts and other receivable and contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold as defined in the Amended 2012 Credit Agreement. The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding
in days, at December 31,
	2019	2018
North America Segment	58	60
EMEA Segment	96	98
Asia-Pacific Segment	113	116
Latin America Segment	127	119
FMC-AG & Co. KGaA average days sales outstanding	73	75

The DSO decrease in the North America Segment was largely due to a revenue recognition adjustment for accounts receivable in legal dispute (see note 22 of the notes to the consolidated financial statements included in this report), partially offset by business growth. The decrease in the DSO for the EMEA Segment primarily related to increased bad debt reserves in the region. The decrease in the Asia-Pacific Segment was driven by an improvement of payment collections in China. The increase in the Latin

America Segment reflects periodic delays in payment of public health care organizations in certain countries.

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

Net cash provided by (used in) investing activities

Net cash used in investing activities in 2019, 2018, and 2017 was €3,286 M, €245 M and €992 M, respectively. The following table shows our capital expenditures for property, plant and equipment, net of proceeds from sales of property, plant and equipment as well as acquisitions, investments and purchases of intangible assets for 2019, 2018 and 2017:

Capital expenditures (net), acquisitions, investments and purchases of intangible assets in € M
	Capital expenditures, net			Acquisitions, investments and purchases of intangible assets
	2019	2018	2017	2019	2018	2017
North America Segment	567	495	437	2,080	768	328
thereof investments in debt securities				11	480	10
EMEA Segment	130	140	107	41	77	66
Asia-Pacific Segment	58	43	38	28	21	156
Latin America Segment	26	24	35	50	36	7
Corporate	332	301	224	34	23	9

Total	1,113	1,003	841	2,233	925	566

The majority of our capital expenditures were used for maintaining existing clinics, equipping new clinics, maintaining and expanding production facilities (primarily in the North America Segment, Germany and France), capitalization of machines provided to our customers and for Care Coordination as well as capitalization of certain development costs. Capital expenditures were approximately 6%, 6% and 5% of total revenue in 2019, 2018, and 2017, respectively.

Acquisitions during 2019 were primarily driven by the acquisition of NxStage on February 21, 2019 (see note 3 of the notes to the consolidated financial statements included in this report) as well as dialysis clinics.

In 2019, we received €60 M from divestitures. These divestitures were mainly related to the divestment of MedSpring Urgent Care Centers in Texas, sales of debt securities, the divestment of a California-based cardiovascular business and B.Braun Medical Inc.'s purchase of NxStage's bloodlines business in connection with our acquisition of NxStage.

Investments in 2018 were primarily driven by debt securities and an equity investment in Humacyte within the North America Segment. The remaining investments in the North America Segment, the EMEA Segment and the Latin America Segment were largely in acquisitions of dialysis clinics as well as license agreements and distribution rights in the North America Segment. In 2018, we received €1,683 M from divestitures mainly related to the divestment of Sound on June 28, 2018 (see note 4 c) of the notes to the consolidated financial statements included in this report), as well as the sale of debt securities in the amount of €150 M.

Investments in 2017 were mainly driven by acquisitions of clinics in the North America Segment and a Care Coordination acquisition in the Asia-Pacific Segment. In 2017, we also received €415 M from divestitures mainly related to the sale of debt securities of €256 M and the divestment of our non-dialysis laboratory testing services business in December 2017.

In 2020, we anticipate capital expenditures of €1.1 to €1.3 billion and expect to make acquisitions and investments, excluding investments in debt securities, of approximately €500 to €700 M.

Net cash provided by (used in) financing activities

In 2019, 2018 and 2017, net cash used in financing activities was €467 M, €682 M and €799 M, respectively.

In 2019, cash was mainly used in the repayments of long-term debt (including the current portion of long-term debt primarily driven by the repayment of bonds due in July 2019), repayments of short-term debt (including short-term debt from related parties), repayment of lease liabilities, shares repurchased as part of a share buy-back program, payment of dividends, and distributions to noncontrolling interests, partially offset by proceeds from long-term debt (including the issuance of bonds with a volume of €1,750 M and $500 M as well as additional drawings under the revolving credit facilities of the Amended 2012 Credit Agreement), proceeds from short-term debt (including short-term debt from related parties) and the utilization of the Accounts Receivable Facility.

In 2018, cash was mainly used in the repayments of long-term debt including the repayment of Bonds due in September 2018, the payment of dividends, the complete repayment of amounts drawn under the Accounts Receivable Facility, distributions to noncontrolling interests and repayments of short-term debt, partially offset by proceeds from short-term debt (including drawings under the commercial paper program), long-term debt through an issuance under the newly established debt issuance program and short-term debt from related parties.

In 2017, cash was mainly used to repay long-term debt including the repayment of Bonds due in July 2017 and partial repayment of a USD term loan under the Amended 2012 Credit Agreement, distributions to noncontrolling interests, the payment of dividends as well as the repayment of short-term debt, partially offset by proceeds from long-term debt including the issuance of a euro term loan under the Amended 2012 Credit Agreement, proceeds from short-term debt including issuances of commercial papers as well as drawings under the Accounts Receivable Facility.

On May 21, 2019, we paid a dividend of €1.17 per share for 2018 (€1.06 per share for 2017 paid in 2018, €0.96 per share for 2016 paid in 2017). The total dividend payment in 2019, 2018, and 2017 was €355 M, €325 M and €294 M, respectively.

The following chart summarizes our significant long-term financing instruments as well as their maturity structure at December 31, 2019:

For a description of our short-term debt including the commercial paper program, see note 13 of the notes to the consolidated financial statements. For a description of our long-term sources of liquidity, including the Amended 2012 Credit Agreement, bonds, equity-neutral convertible bonds and the Accounts Receivable Facility, see note 14 of the notes to the consolidated financial statements.

The following table summarizes our available sources of liquidity at December 31, 2019:

Available sources of liquidity
in € M
		Expiration per period of
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
Accounts Receivable Facility(1)	400	—	400	—	—
Amended 2012 Credit Agreement(2)	1,277	—	1,277	—	—
Other unused lines of credit	518	518	—	—	—

	2,195	518	1,677	—	—

(1)
Subject to availability of sufficient accounts receivable that meet funding criteria. At December 31, 2019, the Company had letters of credit outstanding in the amount of $23 M (€21 M) which reduces the availability under the Accounts Receivable Facility to the amount shown in this table.

(2)
At December 31, 2019, the Company had letters of credit outstanding in the amount of $1 M (€1 M) which reduces the availability under the revolving credit facility to the amount shown in this table.

An additional source of liquidity is our commercial paper program under which up to €1,000 M of short-term notes can be issued on a flexible and continuous basis. As of December 31, 2019 and December 31, 2018, we fully utilized the commercial paper program.

The amount of guarantees and other commercial commitments at December 31, 2019 was not significant.

At December 31, 2019, we had short-term debt (excluding the current portion of long-term debt) and short-term debt from related parties in the total amount of €1,172 M.

The following table summarizes our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit as of December 31, 2019:

Contractual obligations and commitments(1)
in € M
		Payments due by period of
	Total	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
Long-term debt(2)	8,624	1,657	3,566	1,185	2,216
Lease liabilities	5,442	770	1,443	1,076	2,153
Lease liabilities from related parties	130	19	37	36	38
Unconditional purchase obligations for inventory	444	209	166	56	13
Other long-term obligations(3)	159	106	38	15	—
Letters of credit	22	22	—	—	—

	14,821	2,783	5,250	2,368	4,420

(1)
Our pension liabilities are not included in the table of contractual obligations and commitments. The regular or special funding of our pension plans may adversely affect our liquidity in the future periods. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods due to changes in assumptions, in particular to the discount rate, the rate of future compensation increases and pension progression. Actual results could differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the defined benefit plans during fiscal year 2020 are €1 M. For additional information regarding our pension plans and expected payments for the next ten years, see note 16 of the notes to the consolidated financial statements. Further unconditional purchase agreements exist with an equity method investee of the Company. For further information on these agreements, see note 5 of the notes to the consolidated financial statements.

(2)
Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Euribor), the applicable margins, and the effects of related interest rate swaps.

(3)
Other long-term obligations consist mainly of production asset acquisition commitments.

Our debt instruments, including the Amended 2012 Credit Agreement, outstanding bonds and the Accounts Receivable Facility contain covenants restricting or limiting our ability to dispose of assets, incur additional debt, create liens or engage in sale-leaseback transactions. However, these are subject to a number of exceptions and qualifications or may be suspended based on a ratings trigger. In addition, under our Amended 2012 Credit Agreement and Accounts Receivable Facility, we are obligated to not exceed a maximum consolidated net leverage ratio as defined in these financing agreements.

As of December 31, 2019, we were in compliance with all covenants under the Amended 2012 Credit Agreement and our other financing agreements. For information regarding our Amended 2012 Credit Agreement, bonds and the A/R Facility, see note 14 of the notes to consolidated financial statements included in this report.

Although current and future economic conditions could adversely affect our business and our profitability, we believe that we are well positioned to continue to grow our business while meeting our financial obligations as they come due. Due to the non-discretionary nature of the health care services we provide, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of our health care services, our business is generally not cyclical. A substantial portion of our accounts receivable is generated by governmental payors. While payment and collection practices vary significantly between countries and even between agencies within one country, government payors usually represent low to moderate, credit risks. However, limited or expensive access to capital could make it more difficult for our customers to do business with us, or to do business generally, which could adversely affect our business by causing our customers to reduce or delay their purchases of our health care products (see "III. Results of Operations, financial position and net assets" above. If the conditions in the capital markets worsen, this could increase our financing costs and limit our financial flexibility).

At our AGM on May 19, 2020, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.20 per share for 2019, payable in 2020 (for 2018 paid in 2019: €1.17). The total expected dividend payment is approximately €358 M compared to dividends of €355 M for 2018 paid in 2019.

Our principal financing needs in 2020 relate to repayments of the Equity-Neutral Convertible Bonds due in January 2020, which were refinanced via bonds in November 2019, and of bonds due in October 2020, to the share buy-back program as well as amortizations under our Amended 2012 Credit Agreement. These payments as well as our dividend payment in May 2020, anticipated capital expenditures and further acquisition payments are expected to be covered by our cash flow, using existing credit facilities and, if required, additional debt financing. We currently have sufficient flexibility under our debt covenants to meet our financing needs in the near future. Generally, we believe that we will have sufficient financing to achieve our goals in the future and to continue to promote our growth.

V.     Balance sheet structure

Total assets as of December 31, 2019 increased by 26% to €32.9 billion from €26.2 billion as compared to 2018. In addition to a 2% positive impact resulting from foreign currency translation, total assets increased by 24% to €32.5 billion from €26.2 billion primarily driven by the recognition of right-of-use assets due to the IFRS 16 Implementation and an increase in goodwill and intangible assets, mainly due to the acquisition of NxStage in February 2019.

Current assets as a percent of total assets decreased to 22% at December 31, 2019 as compared to 30% at December 31, 2018, primarily driven by a decrease in cash and cash equivalents, mainly in connection with the acquisition of NxStage, as well as the increase in total assets described above. The equity ratio, the ratio of our equity divided by total liabilities and shareholders' equity, decreased to 40% at December 31, 2019 as compared to 49% at December 31, 2018, primarily driven by the recognition of lease liabilities due to the IFRS 16 Implementation, higher short-term and long-term debt as well as pension liabilities. ROIC decreased to 6.1% at December 31, 2019 as compared to 12.4% at December 31, 2018. Adjusted for the Implementation of IFRS 16, ROIC was 6.8% at December 31, 2019.

For supplementary information on capital management and capital structure see also note 18 of the notes to the consolidated financial statements included in this report.

VI.   Risk Matrix

In addition to the consolidated financial statements prepared in accordance with IFRS included in this report, we are subject to home country reporting requirements in Germany. These require that we provide an assessment of the probability and impact of certain risks and uncertainties that could materially affect our outlook. A summary of such risk assessment is set forth below.

Although we believe our fiscal year 2020 outlook, which we issue in connection with the announcement of our periodic results, is based on reasonable assumptions, it is subject to risks and uncertainties that may materially impact the achievement of the outlook. In the following table, we have listed certain risks and the corresponding risk factor (or other discussion of such risks) within this report as well as our assessment of the reasonable probability and potential impact of these known risks on our results for the fiscal year 2020. The risks and their related risk factors or other disclosure headings have been paired together to provide further information on the risks as well as provide an indication of their location in this report. The assessment below should be read together with the discussions of such risks and uncertainties contained in Item 3, Key Information – D. "Risk Factors" and Item 11, Quantitative and Qualitative Disclosures About Market Risk – "Management of Foreign Exchange and Interest Rate Risks." Our Litigation risk represents an assessment of material litigation currently known or threatened and is discussed in note 22 of the notes to consolidated financial statements found elsewhere in this report. These assessments by their nature do not purport to be a prediction or assurance as to the eventual resolution of such risks. As with all forward-looking statements, actual results may vary materially. See "Forward-looking Statements" immediately following the Table of Contents to this report. Other risks discussed in Item 3, Key Information – D. "Risk Factors" that are not included in the table below were deemed to have a medium to long-term potential effect on our business, financial condition and results of operations. The classification of potential impact and likelihood as well as the localization of the risks within the risk matrix are depicted below:

Potential impact	Description of impact	Classification	Likelihood
Severe	Material negative impact	Almost certain	> 90% to 100%
Major	Significant negative impact	Likely	> 50% to 90%
Medium	Moderate negative impact	Possible	> 10% to 50%
Low	Small negative impact	Unlikely	0% to 10%

Risk Number	Risk factor (or other related disclosure) within the report
1	If we do not comply with the numerous governmental regulations applicable to our business, we could suffer adverse legal consequences, including exclusion from government health care reimbursement programs or termination of our authority to conduct business, any of which would result in a material decrease in our revenue; this regulatory environment also exposes us to claims and litigation, including "whistleblower" suits.
2
If we fail to estimate, price for and manage medical costs in an effective manner, the profitability of our value-based products and services could decline and could materially and adversely affect our results of operations, financial position and cash flows.
3	A dependency on the payment behavior and decision-making of our business partners can affect the collectability of accounts receivable.
4	Changes in reimbursement and/or governmental regulations for health care could materially decrease our revenues and operating profit.
5	We operate in a highly regulated industry such that the potential for legislative reform provides uncertainty and potential threats to our operating models and results.
6	Our growth depends, in part, on our ability to develop our core dialysis business.
7	We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology.
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
10
Cyber attacks or other privacy and data security incidents that result in privacy and data breaches could disrupt our operations or result in the unintended disclosure and access of sensitive personal information or proprietary or confidential information. If we are unable to protect our information technology security systems and rely on our third-party service providers to protect their systems against such attacks and other incidents, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse impact on our business, financial condition and results of operations.
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
13	Legal and regulatory matters (see note 22 of the notes to the consolidated financial statements)
14	We face specific risks from international operations
15	Unforeseeable events (including natural disasters) could affect our services and our ability to deliver products and services in a limited time and place.
16	Global economic conditions as well as further disruptions in financial markets may have an adverse effect on our businesses.

VII. Research and development

Developing innovative products and continuously improving our dialysis treatments are intrinsic elements of our growth strategy. Our worldwide research and development activities, which are centrally managed by the Global Research and Development division ("GRD"), enable us to develop products efficiently and systematically promote the exchange of knowledge and technology between regions.

Global research and development strategy

Health care systems face major financial challenges now and in the long term. This confirms our intention to gear our research and development activities toward developing innovative products that not only meet high quality standards, but are also affordable. As an operator of proprietary dialysis clinics and a provider of products for treating patients at home, we know that these are by no means incompatible aims. Our research and development strategy is globally oriented, enabling us to respond even better to the worldwide rise in demand for high-quality yet cost-efficient treatment methods. In doing so, we also take regional market conditions into account and offer a differentiated product range.

In the future, we intend to deliver innovative, competitive products even more efficiently and strengthen our focus on developing countries. In addition to research and development activities within our Company, we collaborate with external partners with the aim of building a comprehensive innovation and technology network. These partners include numerous academic institutions, such as research institutes at prestigious universities in the U.S. Another partner is the Renal Research Institute ("RRI") in New York. This subsidiary of Fresenius Medical Care North America is a renowned institution in the field of clinical research into all aspects of chronic kidney failure. Together, we are working on fundamental issues relating to dialysis treatment. We are also increasingly collaborating with start-ups with the objective of promoting an open culture of innovation and enabling access to the latest technologies.

Innovations in 2019

To be able to continuously improve our patients' quality of life and the outcomes of their treatment and to ensure our growth in the medium to long term, we not only work on new products that are close to market launch, but also have an extensive portfolio of innovation projects. These focus on technologies in our core business as well as related areas of strategic interest.

New hemodialysis system in development

In 2019, the U.S. FDA granted breakthrough device designation to a new hemodialysis system, currently in development, that aims to prevent blood clotting without the use of blood thinner medication. The novel system integrates the antithrombogenic additive Endexo® into the manufacturing process of dialyzers and bloodlines. Endexo® is a polymer made of surface modifying molecules that are designed to inhibit the adsorption of protein and platelets. When incorporated into the membrane, this additive creates a modified inner wall that allows blood to pass through more effectively. Citrasate dialysate would be used with the new dialyzers and bloodlines as part of this novel system. The hope is that the new system will help reduce the risk of coagulation and increase hemocompatibility thereby eliminating the need for blood thinners, such as heparin, in most standard dialysis treatments.

Digital health care

Digitization, connectivity and data analysis are key elements of our development strategy. In the future, our devices will be connected to a modern connectivity framework that takes full account of different user needs and therapy options. The aim is to make the processes more efficient and thus achieve ever better treatment outcomes. The data analysis of this framework enables us to offer intelligent products and solutions that illustrate the complexity of treatments and processes internally.

Application tailored to emerging markets

The number of dialysis patients worldwide is expected to increase. Emerging markets need cost-effective programs that help to better manage the entire dialysis treatment process. In response to this need, we are currently developing a digital application tailored to the Asian markets. The app is a cloud-based clinical information system that offers electronic treatment management at a reasonable price, thus increasing the efficiency of work processes in clinics. To test the digital app in its environment, we launched a production pilot in a clinic in India in the third quarter of 2019. Market launch is planned mid/end of 2020.

Research in the field of regenerative medicine

We invest in promising technologies and research approaches in the area of regenerative medicine through our independent affiliate Unicyte AG as well as Fresenius Medical Care Ventures. In fiscal year 2019, we invested €60 M in Unicyte AG ("Unicyte"). Unicyte will primarily use this capital to start clinical trials and establish the corresponding manufacturing processes. Our continued investment in Unicyte shows our commitment to developing the best treatment options for our patients across the entire spectrum of renal therapy.

Our venture capital company Fresenius Medical Care Ventures is increasingly collaborating with start-ups with the aim of promoting an open culture of innovation and gaining access to the latest technologies. In 2019, Fresenius Medical Care Ventures invested in eGenesis, a leading player in the field of xenotransplantation of kidneys for patients with advanced renal disease. Xenotransplantation could significantly improve the lives of patients with kidney failure, reduce overall costs and dramatically increase the number of kidneys available for transplant.

R&D resources

R&D expenditure corresponded to around 5% (2018: 3% and 2017: 3%) of our health care product revenue. At the end of 2019, our patent portfolio comprised some 10,658 property rights in approximately 1,518 patent families, i.e. groups of patents linked to the same invention. Our R&D work in the financial year produced around 163 additional patent families. A broad portfolio of patents will provide us with a wide range of treatment options in this competitive area in future.

At December 31, 2019, 1,157 highly qualified employees (full-time equivalents) worked for the Company in R&D worldwide (December 31, 2018: 933). They come from various backgrounds: Physicians work side by side with software specialists, business economists and engineers in interdisciplinary teams. More than 680 employees – the majority of our R&D staff – are based in Europe. Most R&D activities are carried out at our facilities in Schweinfurt and Bad Homburg v. d. Höhe (Germany). Other R&D sites are in St. Wendel (Germany), Bucharest (Romania) and Krems (Austria). In the U.S. the Company maintains centers of excellence for the development of devices in Concord, California, and for dialyzers and other disposable products in Ogden, Utah. Development activities in Shanghai and Changshu (China) are focused on the growing demand for cost-effective dialysis systems in Asia and emerging markets. The Global R&D organization coordinates collaboration and technology exchange among the various sites. Carrying out R&D responsibly is an intrinsic element of our innovative culture.

Research and development expenditures in € M
in € M
	2019	2018	2017	2016	2015
Total	168	114	111	134	116

Employees
Full-time equivalents, as of December 31, for the respective period presented
	2019	2018	2017	2016	2015
Total	1,157	933	825	794	649

Number of patents
As of December 31, for the respective period presented
	2019	2018	2017	2016	2015
Total	10,658	9,152	8,396	7,748	6,643

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

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the General Partner, see Item 16G, "Corporate governance – The legal structure of FMC-AG & Co. KGaA."

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously serve as a member on both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

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

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member's term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner's supervisory board took place in May 2016. Members of the General Partner's supervisory board may be removed only by a court decision or by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner's supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the General Partner's supervisory board is to appoint and to supervise the General Partner's management board in its management of the Company and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us. The General Partner's supervisory board is also responsible for determining the compensation for the individual members of the Management Board as well as determining and reviewing the compensation system for the members of the Management Board.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Dr. Schenk, Mr. Classon and Mr. Johnston are also members of the Supervisory Board of FMC AG & Co. KGaA.

Name	Current Age
Mr. Stephan Sturm, Chairman(1)	56
Dr. Dieter Schenk, Vice Chairman(1)(4)	67
Dr. Gerd Krick(1)	81
Mr. Rolf A. Classon(1)(2)(3)(4)	74
Mr. William P. Johnston(1)(2)(3)(4)	75
Ms. Rachel Empey	43

(1)
Members of the Human Resources Committee of the supervisory board of Management AG

(2)
Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA. See "Board Practices," below.

(3)
Independent director for purposes of our pooling agreement

(4)
Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG. See "Board Practices," below.

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

DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is Vice Chairman of the supervisory board of Fresenius Management SE. Dr. Schenk was elected as the Chairman of our Supervisory Board in 2018; previously Dr. Schenk served as the Vice Chairman of our Supervisory Board. He is an attorney and tax advisor and was a partner in the law firm Noerr LLP (formerly Nörr Stiefenhofer Lutz) from 1986 until December 31, 2017. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, HWT invest AG (formerly Bank Schilling & Co. AG) and TOPTICA Photonics AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon also has served on the Board of Directors of Catalent Inc. since August 2014 and as a member of the Board of Directors of Perrigo Company plc, since May 8, 2017. Mr. Classon was the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. until March 6, 2018 as well as the Chairman of the Board of Directors for Tecan Group Ltd. until April 18, 2018.

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

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Current Age	Position	Year term expires
Mr. Rice Powell	64	Chief Executive Officer and Chairman of the Management Board	2022
Ms. Helen Giza	51	Chief Financial Officer	2022
Mr. William Valle	59	Chief Executive Officer for the North America Segment	2020
Dr. Olaf Schermeier	47	Chief Officer of Global Research & Development	2021
Mr. Kent Wanzek	60	Chief Executive Officer of Global Manufacturing, Quality & Supply	2022
Mr. Harry de Wit	57	Chief Executive Officer for the Asia-Pacific Segment	2023
Dr. Katarzyna Mazur-Hofsäß	56	Chief Executive Officer for the EMEA Segment	2021
Franklin W. Maddux, MD	62	Global Chief Medical Officer	2022

MR. RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Management Board of Fresenius Management SE and of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has more than 40 years of experience in the health care industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MS. HELEN GIZA was appointed Chief Financial Officer of the Management Board of Management AG effective November 1, 2019. Prior to joining Fresenius Medical Care, Ms. Giza held a number of key international finance and controlling positions at Takeda Pharmaceuticals, TAP Pharmaceuticals and Abbott Laboratories.

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

MR. KENT WANZEK has been with the Company since 2003. Mr. Wanzek is a member of the Management Board of Management AG since January 1, 2010 with responsibility for Global Manufacturing, Quality & Supply and prior to joining the Management Board had been in charge of North American operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Mr. Wanzek held several senior executive positions with companies in the health care industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

MR. HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for more than 25 years. Mr. de Wit holds a master's degree in Medicine from the VU University of Amsterdam in the Netherlands and a Bachelor of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands. Mr. de Wit has been a non-executive member of the Board of Directors of New Asia Investments Pte Ltd. since March 25, 2014.

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

FRANKLIN W. MADDUX, MD was appointed Global Chief Medical Officer in 2019 and appointed to the Management Board on January 1, 2020. He is an expert nephrologist, IT entrepreneur and healthcare executive with more than 30 years of experience in healthcare. He joined the Company in 2009 and was appointed Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for Fresenius Medical Care North America in 2011, where he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network on the continent.

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

Fresenius SE, as the sole shareholder of Management AG, our General Partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16G, "Corporate governance – The legal structure of FMC-AG & Co. KGaA."

The current Supervisory Board consists of six persons, three of whom – Messrs. Schenk (Chairman), Classon (Vice Chairman) and Johnston – are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see "The General Partner's Supervisory Board," above.

MS. PASCALE WITZ, 53, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi's executive committee (equivalent to management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Pharma plc since August 3, 2017 and Perkin Elmer Inc. since October 30, 2017. Additionally, Ms. Witz is president of PWH ADVISORS SASU, since November 2016, and the CEO of PWH ADVISORS LLC.

PROF. DR. GREGOR ZÜND, 60, has been appointed as a new member of the Supervisory Board on October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education he has been a member of the hospital's executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Zünd was Senior Physician at the Clinic for Cardiovascular Surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Gregor Zünd is Professor ad personam at the University of Zurich.

DR. DOROTHEA WENZEL, 50, became a member of the Supervisory Board effective May 16, 2019 and is currently the Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA. Dr. Wenzel has previously held a number of finance and business positions in the health care industry at Merck KGaA, AXA Krankenversicherung AG and Medvantis Holding AG. Dr. Wenzel was also a Member of the Staff of the Committee for the Sustainability of the Financing of the Social Security Systems of the Federal Ministry of Health (Germany). Dr. Wenzel holds a doctorate in Health Economics and a diploma in business & computer sciences from the Technical University of Darmstadt.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner's management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner's Management Board. See Item 16G, "Corporate governance – The legal structure of FMC-AG & Co. KGaA." Among other matters, the Supervisory Board will, together with the General Partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company's financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee also recommends to the Supervisory Board a candidate as the Company's auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements included in the periodic reports that we file with the SEC.

B.    Compensation

Report of the Management Board of Management AG, our General Partner

The Compensation Report of FMC-AG & Co. KGaA summarizes the main elements of the system for the compensation of the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the compensation of the Supervisory Board of the Company are described. The Compensation Report is part of the Management Report on the annual financial statements and on the annual consolidated group financial statements of FMC-AG & Co. KGaA as at December 31, 2019. The Compensation Report is prepared on the basis of the recommendations of the German Corporate Governance Code in the version dated February 7, 2017. Therefore, the terms "granting" or "granted" used in the following in connection with the components of performance-related remuneration are to be construed in the meaning of the recommendations of the German Corporate Governance Code in the version dated February 7, 2017. The Compensation Report also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the members of the Management Board. The Supervisory Board of Fresenius Medical Care Management AG is assisted in this task by a personnel committee, the Human Resources Committee, a committee which is composed of individual members of the Supervisory Board of Fresenius Medical Care Management AG and which is also responsible for the tasks of a compensation committee. The Human Resources Committee is composed of Mr. Stephan Sturm (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. Rolf A. Classon, Mr. William P. Johnston and Dr. Dieter Schenk.

The underlying system of the Management Board compensation in the fiscal year was approved by the General Meeting of FMC-AG & Co. KGaA on May 12, 2016. The Management Board compensation is reviewed by an independent external compensation expert on a regular basis.

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

Compensation components granted during the fiscal year:

I.    Non-performance-based compensation

The members of the Management Board receive a base salary. In Germany or Hong Kong (applicable to Mr. Harry de Wit, who is resident in Hong Kong), as the case may be, the base salary is paid in twelve equal monthly instalments. To the extent the base salary is paid to members of the Management Board in the U.S., the payment is made in accordance with local customs in twenty-four equal instalments.

Moreover, the members of the Management Board receive fringe benefits. In the fiscal year these consisted mainly of payments for insurance premiums, the private use of company cars and special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns, reimbursement of charges, payments in connection with the appointment to the Management Board, reimbursement of air travel expenses, anniversary payments, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits in kind and fringe benefits, also in case provisions have been set up therefore.

II.    Performance-based compensation

Performance-based compensation is granted as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (comprising share-based compensation with cash settlement). The one-year variable compensation consists of an amount that is payable without deferral after the end of the fiscal year (hereinafter: "Bonus") and an amount that is converted into virtual shares of the Company as an amount to be deferred (the so-called Share Based Award, together with the Bonus the "Total Bonus"). The share-based compensation with cash settlement consists of the Share Based Award as well as of Performance Shares, which have been granted in the context of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2019 (hereinafter: "MB LTIP 2019").

Performance-based compensation components granted in the fiscal year:

Under the Fresenius Medical Care Long-Term Incentive Program 2011 (hereinafter: "LTIP 2011"), individual members of the Management Board may under certain conditions also exercise stock options already granted or receive a share-based compensation with cash settlement from already granted Phantom Stock. In addition, under certain conditions and for the first time in year 2020, individual members of the Management Board may receive a share-based compensation with cash settlement from Performance Shares that have been granted within the framework of the Fresenius Medical Care Long-Term Incentive Plan 2016 (hereinafter: "LTIP 2016").

One-year variable compensation and Share Based Award

The amount of the one-year variable compensation and of the Share Based Award depends on the achievement of the following individual and joint targets which are derived from the corporate strategy:

  •
  adjusted net income growth attributable to the shareholders of FMC-AG & Co. KGaA at constant currency ("Adjusted Net Income Growth")

  •
  adjusted net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments ("Adjusted Free Cash Flow"), in percent of revenues

  •
  adjusted operating margin ("Adjusted Operating Margin")

In order to ensure comparability of the figures, they are adjusted for certain special effects (such as the implementation of IFRS 16 and effects from certain acquisitions and divestments).

The targets are weighted differently depending on the Management Board department or function. In the case of Messrs. Rice Powell and Michael Brosnan (member of the Management Board until October 31, 2019) respectively Ms. Helen Giza (member of the Management Board since November 1, 2019) (each of them being members of the Management Board with corporate group functions) as well as Dr. Olaf Schermeier (member of the Management Board responsible for Research and Development), the Adjusted Net Income Growth is weighted with 80%. In the case of Dr. Katarzyna Mazur-Hofsäß and Messrs. William Valle and Harry de Wit (each of them being members of the Management Board with regional responsibility) as well as Mr. Kent Wanzek (member of the Management Board responsible for Global Manufacturing, Quality and Supply), the Adjusted Net Income Growth is weighted with 60%. In the case of the members of the Management Board last named, the valuation of the respective Adjusted Operating Margin contributes another 20%. The target Adjusted Free Cash Flow in percent of revenues is uniformly measured with 20% for all members of the Management Board.

The degree of the achievement of the specific targets (target achievement) is determined by comparing the actual values with the target values to be achieved. The Adjusted Net Income Growth is taken into account up to a growth rate of 2%. The targets regarding the respective Adjusted Free Cash Flow in percent of revenues fall within a range of rates between 0.51% and 10.69% and are evaluated within the Group or, as the case may be, in the relevant regions. For the benefit of members of the Management Board with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing, Quality and Supply, growth of the respective Adjusted Operating Margin is compensated within individual target corridors between 11.84% and 17.75%, reflecting the particularities of the respective regions and responsibilities:

The degree of overall target achievement of each member of the Management Board is determined by the weighted arithmetic mean of the target achievement of the aforementioned targets. Multiplying the degree of the respective overall target achievement by the respective base salary and another fixed multiplier results in the Total Bonus, of which a 75% share is paid out in cash to the members of the Management Board as Bonus after approval of the consolidated annual financial statements of FMC-AG & Co. KGaA by the Supervisory Board for the respective fiscal year. Since the degree of target achievement is limited to a maximum of 120%, the Management Board's achievable one-year variable compensation has maximum limits (cap).

For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consists of the following:

Amount of Cash Compensation
in € THOUS
	Non-performance-based compensation						Short-term performance- based compensation		Cash compensation (without long-term incentive components)
	Base salary		Fringe benefits				Bonus
	2019	2018(1)	2019		2018(1)		2019	2018(1)	2019	2018(1)
Members of the Management Board serving as of December 31, 2019
Rice Powell	1,340	1,270	256		195		1,970	2,376	3,566	3,841
Helen Giza(2)	108	—	440	(3)	—		159	—	707	—
Dr. Katarzyna Mazur-Hofsäß(2)	700	233	94		844	(4)	1,131	370	1,925	1,447
Dr. Olaf Schermeier	510	490	136		131		750	970	1,396	1,591
William Valle	866	792	237		330		1,035	1,395	2,138	2,517
Kent Wanzek	607	550	127		126		866	1,076	1,600	1,752
Harry de Wit	520	480	337		315		841	950	1,698	1,745
Former member of the Management Board who resigned during the fiscal year 2019(5)
Michael Brosnan	633	720	211		56		1,117	1,300	1,961	2,076

Total:	5,284	4,535	1,838		1,997		7,869	8,437	14,991	14,969

(1)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza has been appointed as member of the Management Board only with effect as of November 1, 2019 and Dr. Katarzyna Mazur-Hofsäß with effect as of September 1, 2018 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3)
The fringe benefits of Ms. Helen Giza include a payment of €400 THOUS, which Ms. Helen Giza received in connection with her appointment to the Management Board. In the years 2020 and 2021, Ms. Helen Giza will receive further payments of €200 THOUS each year in connection with her appointment to the Management Board.

(4)
The other benefits of Dr. Katarzyna Mazur-Hofsäß include a one-off special payment in the amount of €800 THOUS by which Dr. Katarzyna Mazur-Hofsäß was compensated for forfeited compensation benefits from the previous employment relationship.

(5)
Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019. Therefore, the amounts for the base salary and the fringe benefits as set out herein for the fiscal year relate to the period until October 31, 2019.

The portion of the one-year variable compensation not paid out for the fiscal year in question, amounting to 25% of the Total Bonus, is converted into virtual shares not backed by equity and allocated to the members of the Management Board in the form of the so-called Share Based Award. The Share Based Award is attributed to the compensation components with long-term incentive effect and can be exercised at the earliest after lapse of a period of three years following the grant date. In special cases (e.g. occupational disability, entry into retirement, non-renewal of expired employment contracts by the company), a shorter period may apply. The payment from the Share Based Award is made in cash and depends on the share price of FMC-AG & Co. KGaA upon exercise.

In accordance with the targets achieved in the fiscal year, the members of the Management Board who were members of the Management Board on December 31 of the fiscal year and the member of the Management Board who resigned during the fiscal year acquired entitlements to Share Based Awards valued at €2,623 THOUS (2018: €3,414 THOUS). Based on the already fixed value, the allocation of the specific number of virtual shares made by the Supervisory Board of Fresenius Medical Care Management AG in principle takes place in March of the following year on the basis of the then current price conditions of the shares of FMC-AG & Co. KGaA. This number will also serve as multiplier for the share price on the respective exercise date and, thus, as the basis for the determination of the payment amount of the respective share-based compensation.

Functionality of the Total Bonus (Bonus and Share Based Award) in principle:

Personal Investment from the Bonus 2018 with Stock Holding Condition

To take adequate account of the business development in the year 2018, the members of the Management Board being in office at that time—in accordance with a respective agreement with the Supervisory Board—have acquired shares in FMC-AG & Co. KGaA on a stock exchange for a portion of their Bonus for year 2018 after payment in the fiscal year 2019. The shares acquired from this portion of their Bonus for year 2018 may only be sold by the respective member of the Management Board after a period of three years from the respective date of acquisition has expired.

The net amounts invested by the members of the Management Board being in office at that time in implementation of this personal investment partly exceed the agreed amounts and, taking into account the respective exchange rate applicable at the time of acquisition, are as follows:

Personal Investment in Fiscal Year 2019
	Amount	Currency
Rice Powell	619,571	US$
Michael Brosnan	317,951	US$
Dr. Katarzyna Mazur-Hofsäß	80,207	€
Dr. Olaf Schermeier	244,664	€
William Valle	308,633	US$
Kent Wanzek	344,036	US$
Harry de Wit	166,456	€

Performance Shares

In addition to the Share Based Award, the members of the Management Board were also granted so-called "Performance Shares" on the basis of the MB LTIP 2019, as further performance-based component with a long-term incentive effect. The MB LTIP 2019 was approved in the fiscal year 2019 by the Supervisory Board of Fresenius Medical Care Management AG upon recommendation of the Human Resources Committee and follows on the LTIP 2016, under which, as of the end of 2018, no further Performance Shares may be granted, and on the LTIP 2011, under which, as of the end of 2015, no further stock options or Phantom Stock may be granted.

Performance Shares are virtual compensation instruments not backed by equity. These may provide entitlement to a cash payment depending on the achievement of the performance targets described below and the development of FMC-AG & Co. KGaA's share price. The MB LTIP 2019 stipulates that the members of the Management Board could be granted Performance Shares once or twice in the year 2019. For the members of the Management Board, the Supervisory Board determined, after due consideration and taking into account the individual responsibilities and performance of the respective members of the Management Board, the so-called grant value, as the initial amount for each grant to be made to members of the Management Board. This grant value was divided by the applicable fair value of a Performance Share at the grant date, taking into account the 30-day average stock exchange price of the share of FMC-AG & Co. KGaA prior to the grant, in order to determine the number of Performance Shares to be granted. This number may change over a period of three years depending on the degree to which the performance targets are achieved, both the total loss of all granted Performance Shares as well as a doubling (at most) of that number being possible. The number of Performance Shares after the three-year performance period, resulting from the respective target achievement, is considered as vested four years after the date the respective allocation was made. The above-mentioned number of Performance Shares is then multiplied by the average price of the Company's shares during the thirty-day period prior to the expiration of the four years' vesting period. The resulting amount is paid out in cash to the members of the Management Board for their respective Performance Shares.

The degree of the total target achievement during the three-year performance period is determined based on the three following performance targets which are derived from the long-term corporate strategy:

  •
  revenue growth at constant currency ("Revenue Growth")

  •
  growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA at constant currency ("Net Income Growth")

  •
  ROIC

In order to ensure comparability of the figures of the growth-related performance targets, they are adjusted for the effects of the implementation of IFRS 16.

The target corridors and targets are as set out in the table below:

Under the MB LTIP 2019 the ROIC target for the year 2019 is set at 7.9%. For each Revenue Growth, any Net Income Growth and any ROIC level within the range of the values presented above, the degree of target achievement is linearly interpolated. If the target achievement in relation to the ROIC target in the third year of the performance period is higher than or equal to the target achievement in each of the two previous years, the ROIC target achievement for the third year applies to all years of the performance period.

Each of these three performance targets accounts for one-third in the calculation of the yearly target achievement, which is calculated for each year of the three-year performance period. The overall target achievement at the end of the three-year performance period is determined by the arithmetic value of these three average yearly target achievements. The achievement degree of each of the performance targets as well as the overall target achievement can lie in a corridor between 0% and 200% and in this respect has a maximum limit (target achievement cap).

The number of Performance Shares granted to the members of the Management Board is multiplied by the overall target achievement in percent in order to determine the final number of Performance Shares that forms the basis of the cash payments under the MB LTIP 2019 as described above.

Functionality of the MB LTIP 2019 in principle:

In the course of the fiscal year, a total of 114,999 Performance Shares (2018: 73,315 under the LTIP 2016) with a total value of €7,158 THOUS (2018: €5,783 THOUS under the LTIP 2016) were granted to the members of the Management Board under the MB LTIP 2019. The fair value of the Performance Shares issued in July of the fiscal year amounted on the grant date to €62.10 (2018: €80.55 under the LTIP 2016) for grants in euro (applies to Dr. Katarzyna Mazur-Hofsäß and Messrs. Dr. Olaf Schermeier and Harry de Wit) and to $69.71 (2018: $94.11 under the LTIP 2016) for grants in U.S. dollars (applies to Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019), William Valle and Kent Wanzek). Ms. Helen Giza (member of the Management Board since November 1, 2019) was granted Performance Shares in December of the fiscal year whose fair value on the grant date was €60.58 (2018: €69.05 for the grant of Performance Shares to Dr. Katarzyna Mazur-Hofsäß under the LTIP 2016). At the end of the fiscal year, the members of the Management Board being in office on December 31 of the fiscal year held a total of 314,313 Performance Shares under the MB LTIP 2019 and the LTIP 2016 (2018: 204,693 under the LTIP 2016).

For the fiscal year, the value of the share-based compensation with cash settlement granted to the members of the Management Board is shown, in each case compared to the previous year, individualized in the following table:

Long-Term Incentive Components
in € THOUS
	Share-based compensation with cash settlement(1)
	2019	2018(2)
Members of the Management Board serving as of December 31, 2019
Rice Powell	2,232	2,391
Helen Giza(3)	865	—
Dr. Katarzyna Mazur-Hofsäß(3)	1,180	858
Dr. Olaf Schermeier	1,053	1,081
William Valle	1,133	1,402
Kent Wanzek	1,076	1,084
Harry de Wit	1,083	1,074
Former member of the Management Board who resigned during the fiscal year 2019(4)
Michael Brosnan	1,160	1,307

Total:	9,782	9,197

(1)
This includes Performance Shares pursuant to the MB LTIP 2019 (for fiscal year 2019) and to the LTIP 2016 (for fiscal year 2018) as well as Share Based Awards granted to the members of the Management Board during the respective fiscal year. The share-based compensation amounts are based on the fair value on the grant date.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

(3)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza has been appointed as member of the Management Board only with effect as of November 1, 2019 and Dr. Katarzyna Mazur-Hofsäß with effect as of September 1, 2018 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(4)
Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019.

The Supervisory Board has agreed on a limitation option for the components with a long-term incentive effect in the event of extraordinary developments.

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

The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year are set out in the following table:

Expenses for Long-Term Incentive Components
in € THOUS
	Stock Options		Share-based compensation with cash settlement(1)		Share-based compensation
	2019	2018	2019	2018	2019	2018
Members of the Management Board serving as of December 31, 2019
Rice Powell	327	659	2,588	391	2,915	1,050
Helen Giza(2)	—	—	10	—	10	—
Dr. Katarzyna Mazur-Hofsäß(2)	—	—	224	9	224	9
Dr. Olaf Schermeier	109	236	1,226	229	1,335	465
William Valle(3)	—	—	731	114	731	114
Kent Wanzek	153	295	1,272	128	1,425	423
Harry de Wit	—	—	1,001	222	1,001	222
Former member of the Management Board who resigned during the fiscal year 2019(4)
Michael Brosnan	164	330	3,552	245	3,716	575

Total:	753	1,520	10,604	1,338	11,357	2,858

(1)
This includes expenses for Performance Shares under the MB LTIP 2019 (for fiscal year 2019 only) and under the LTIP 2016, expenses for Phantom Stock under the LTIP 2011 and expenses for the Share Based Award.

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza has been appointed as member of the Management Board only with effect as of November 1, 2019 and Dr. Katarzyna Mazur-Hofsäß with effect as of September 1, 2018 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3)
The amounts indicated for stock options do not include the expenses from stock options which have been granted to the member of the Management Board William Valle prior to his appointment to the Management Board.

(4)
Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019. The expenses for long-term incentive components result from the compensation components granted to Mr. Michael Brosnan under the LTIP 2011, the LTIP 2016, the MB LTIP 2019 and the Share Based Award which are payable or can be exercised, as the case may be, on the relevant regular vesting date in accordance with the respective plan conditions.

Focus on sustainable corporate development

The compensation of the Management Board is designed to promote sustainable corporate development. This is ensured, among other things, by the fact that the portion of the long-term compensation always exceeds the portion of short-term compensation. To the extent the portion of the performance-based components with long-term incentive effects (i.e. Performance Shares and Share Based Award) does not reach 50% of the sum of all variable compensation components for the respective fiscal year, it has been contractually provided that the one-year variable compensation is reduced accordingly and the Share Based Award is increased correspondingly.

In addition, already earned and paid compensation components, in particular in case of relevant violations of internal guidelines or undutiful conduct, can be reclaimed (claw back) on the basis of the MB LTIP 2019 and the LTIP 2016 plan conditions and in accordance with the employment contracts concluded with individual members of the Management Board as from January 1, 2018.

Performance Shares under the LTIP 2016

Until the end of year 2018 grants of Performance Shares under the LTIP 2016 constituted a component of the compensation of the members of the Management Board. As of the end of year 2018 grants under the LTIP 2016 are no longer possible. However, individual members of the Management Board may exercise Performance Shares which have already been granted and receive (for the first time in year 2020) thereof a cash-settled share-based payment from Performance Shares under the LTIP 2016, taking into consideration blackout periods, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service and/or employment relationship. The members of the Management Board being in office on December 31 of the fiscal year held, by the end of the fiscal year, a total of 211,878 Performance Shares (2018: 204,693) under the LTIP 2016.

Stock options and Phantom Stock under the LTIP 2011

Until the end of the fiscal year 2015 grants under the LTIP 2011, which consisted of the Phantom Stock Plan 2011 and the Stock Option Plan 2011, constituted an essential component of the compensation system for the members of the Management Board. As of the end of the fiscal year 2015 grants under the LTIP 2011 are no longer possible. However, individual members of the Management Board may exercise Phantom Stock or stock options which have already been granted, taking into consideration blackout periods, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service and/or employment relationship.

The members of the Management Board being in office on December 31 of the fiscal year held, by the end of the fiscal year, a total of 23,336 Phantom Stock (2018: 54,711) pursuant to the Phantom Stock Plan 2011. Moreover, at the end of the fiscal year the members of the Management Board being in office on December 31 of the fiscal year held a total of 452,989 stock options (2018: 602,389) originating from the Stock Option Plan 2011. For details regarding the conditional capital used to secure the Stock Option Plan 2011, please see the section "Conditional Capital" of the notes consolidated financial statements of the Company.

The development and status of stock options in the fiscal year of the members of the Management Board serving at December 31 of the fiscal year are shown in more detail in the following table:

	Development and Status of the Stock Options
	Rice Powell	Helen Giza	Dr. Katarzyna Mazur-Hofsäß	Dr. Olaf Schermeier	William Valle	Kent Wanzek	Harry de Wit	Total:
Options outstanding January 1, 2019
Number	256,781	—	—	96,488	30,000	69,720	—	452,989
Weighted average exercise price in €	66.06	—	—	63.88	76.99	76.99	—	68.00
Options exercised during the fiscal year
Number	—	—	—	—	—	—	—	—
Weighted average exercise price in €	—	—	—	—	—	—	—	—
Weighted average share price in €	—	—	—	—	—	—	—	—
Options outstanding December 31, 2019
Number	256,781	—	—	96,488	30,000	69,720	—	452,989
Weighted average exercise price in €	66.06	—	—	63.88	76.99	76.99	—	68.00
Weighted average remaining contractual life in years	2.97	—	—	2.99	3.57	3.57	—	3.11
Range of exercise prices in €	49,76 - 76,99	—	—	49,76 - 76,99	76.99	76.99	—	49,76 - 76,99
Options exercisable December 31, 2019
Number	256,781	—	—	96,488	30,000	69,720	—	452,989
Weighted average exercise price in €	66.06	—	—	63.88	76.99	76.99	—	68.00

III.    Total Compensation

The amount of the total compensation of the Management Board for the fiscal year and for the previous year is shown in the following table:

Total Compensation
in € THOUS
	Cash compensation (without long-term incentive components)		Components with long-term incentive effect		Total compensation (including long-term incentive components)
	2019	2018(1)	2019	2018(1)	2019	2018(1)
Members of the Management Board serving as of December 31, 2019
Rice Powell	3,566	3,841	2,232	2,391	5,798	6,232
Helen Giza(2)	707	—	865	—	1,572	—
Dr. Katarzyna Mazur-Hofsäß(2)	1,925	1,447	1,180	858	3,105	2,305
Dr. Olaf Schermeier	1,396	1,591	1,053	1,081	2,449	2,672
William Valle	2,138	2,517	1,133	1,402	3,271	3,919
Kent Wanzek	1,600	1,752	1,076	1,084	2,676	2,836
Harry de Wit	1,698	1,745	1,083	1,074	2,781	2,819
Former member of the Management Board who resigned during the fiscal year 2019(3)
Michael Brosnan	1,961	2,076	1,160	1,307	3,121	3,383

Total:	14,991	14,969	9,782	9,197	24,773	24,166

(1)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza has been appointed as member of the Management Board only with effect as of November 1, 2019 and Dr. Katarzyna Mazur-Hofsäß with effect as of September 1, 2018 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3)
Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019.

IV.    Commitments to members of the Management Board for the event of termination of their appointment

The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: Individual contractual pension commitments for the members of the Management Board Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019), Dr. Olaf Schermeier, Mr. Kent Wanzek and Mr. Harry de Wit have been granted by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board.

Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit (Hinterbliebenenversorgung) as of the time of conclusively ending active work, at age 65 at the earliest or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of reduction of earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient's most recent base salary. In deviation from this, individual members of the Management Board (Messrs. Rice Powell and Kent Wanzek) have this entitlement already upon reaching the age of the 63 if they have been members of the Management Board of Fresenius Medical Care Management AG for at least ten years at the time of their final retirement from active employment (early retirement); in this case, the benefits are reduced by 0.5% per calendar month that the member leaves active employment before reaching the age of 65.

The retirement pension will be based on 30% of the last base salary or the 5-year average of the last base salaries and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, "BetrAVG"). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension. Any amounts to which the members of the Management Board or their surviving dependents, respectively, are entitled to from other company pension rights of the Management Board member, even from employment contracts with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member's own legitimate children (leibliche eheliche Kinder) receive an orphan's pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans' pensions and the surviving spouse's pension together reach a maximum of 90% of the Management Board member's pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65, the rights to the aforementioned benefits remain, however the pension to be paid is reduced – unless the Management Board member is leaving because of the occurrence of an event insured against (occupational disability, incapacity to work, pension payments to surviving dependents in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

Based on individual contractual commitments, the members of the Management Board Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019), William Valle and Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $8,400 (2018: $8,250) were earned in the fiscal year in each case and allocated in January 2020 to the members of the Management Board mentioned above. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The Company supports its employees at this with contributions of up to 50% of the yearly made payments.

Furthermore, the members of the Management Board Messrs. Rice Powell and Michael Brosnan (member of the Management Board until October 31, 2019) have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

Based on an individual contractual commitment, the member of the Management Board Mr. Harry de Wit additionally participated in the Hong Kong-based "Mandatory Provident Fund Scheme" until December 31, 2018. In this regard, contributions in the amount of 0 HKD (2018: 18,000 HKD) were earned in the fiscal year. This scheme enables employees to contribute a limited portion of their gross salaries in programs for retirement planning.

Additions to pension provisions in the fiscal year for the members of the Management Board being in office on December 31 of the fiscal year amounted to €6,751 THOUS (2018: €5,071 THOUS). The pension commitments are shown in the following table:

Development and Status of Pension Commitments
in € THOUS
	As of January 1, 2019	Increase	As of December 31, 2019
Rice Powell	12,940	3,309	16,249
Helen Giza	—	—	—
Dr. Katarzyna Mazur-Hofsäß	—	—	—
Dr. Olaf Schermeier	974	549	1,523
William Valle	—	—	—
Kent Wanzek	3,587	1,191	4,778
Harry de Wit	—	1,702	1,702

Total:	17,501	6,751	24,252

A post-employment non-competition covenant was agreed upon with all members of the Management Board. If such covenant becomes applicable, the members of the Management Board for a period of up to two years receive compensation amounting to half of their respective annual base salary and an amount equivalent to half of 30% of their respective base salary for each year of respective application of the non-competition covenant. The employment contracts of the members of the Management Board contain no express provisions that are triggered by a change of control.

The new or extended employment contracts concluded with individual members of the Management Board effective from or after January 1, 2018 provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity in the event of dismissal for cause (Abberufung aus wichtigem Grund) may not exceed the value of two years' compensation and may not compensate more than the remaining term of the contract. For the calculation of the relevant annual compensation, only the non-performance-based compensation components are applied. If there is good cause for the termination of the employment contract, no severance payments are made.

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

Mr. Michael Brosnan was a member of the Management Board until the end of October 31, 2019. In his termination agreement, it was agreed with respect to the compensation components he is contractually entitled to for the period from November 1, 2019 to December 31, 2020 that he will receive a base salary of $850 THOUS p.a. (pro rata for the period from November 1, 2019 to December 31, 2019). For the period from January 1, 2020 to December 31, 2020 Mr. Michael Brosnan has an entitlement to fringe benefits in the form of contributions to financial planning, insurance benefits, contributions to pension, accident, life and health insurances and housing, rent and relocation supplements as well as tax burden compensation due to varying tax rates in Germany and the U.S. (net compensation) and a car allowance in the total amount of approximately $257 THOUS. For the period from November 1, 2019 to December 31, 2019 these fringe benefits amounted to $17 THOUS. Additionally, Mr. Michael Brosnan will participate in the U.S.-based 401(k) savings plan until December 31, 2020. For the period from January 1, 2020 to December 31, 2020, Mr. Michael Brosnan will also receive an amount equivalent to 30% of his base salary. The compensation components granted to Mr. Michael Brosnan under the LTIP 2016, the MB LTIP 2019 and in the form of Share Based Awards are payable or exercisable in accordance with the respective plan conditions. With the exception of the Share Based Award for 2019, Mr. Michael Brosnan will no longer be granted any further components with long-term incentive effects as from (and including) the year 2020. As of January 1, 2021, Mr. Michael Brosnan will receive an annual compensation for the agreed post-employment non-competition covenant in the amount of $553 THOUS p.a. for a period of two years. It was agreed with Mr. Michael Brosnan that he is entitled to receive a company pension on the basis of the individual contractual pension commitment of Fresenius Medical Care Management AG in the annual amount of $405 THOUS from January 1, 2021. The compensation for the agreed post-employment non-competition covenant is credited against the company pension.

Mr. Dominik Wehner was a member of the Management Board until the end of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components he is contractually entitled to for the period from January 1, 2018 to March 31, 2022 that he will annually receive a base salary of €425 THOUS and an amount of 30% of his base salary. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, contributions to financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €30 THOUS p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and in form of Share Based Awards are payable or can be exercised, as the case may be, upon the relevant regular vesting date in accordance with the respective plan conditions. Except for the Share Based Award for 2017, Mr. Dominik Wehner is no longer eligible to be granted any components with long-term incentive effects since the year 2018 (including). As of the completion of the age of 65, Mr. Dominik Wehner will receive a Company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, received an annual non-compete compensation from February 17, 2017 for a period of two years; this compensation amounted in the fiscal year to €90 THOUS (2018: €515 THOUS). It was also agreed with him that, after the end of his employment contract, he would act as an advisor to National Medical Care, Inc. from August 14, 2017 until the end of August 13, 2019. The consideration to be granted for such services (including reimbursement of expenses) amounts to €167 THOUS (2018: €212 THOUS) for the fiscal year.

As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a Company-funded retirement pension of €130 THOUS per year.

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €274 THOUS (2018: €261 THOUS) in the fiscal year. On the occasion of the termination of his employment contract with effect as of December 31, 2016 as a member of the Management Board, it was agreed with Mr. Roberto Fusté that he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018 and that he would act as an advisor to the Chairman of the Management Board. For this, he did neither receive a non-compete compensation (2018: €377 THOUS) nor an advisory fee (2018: €377 THOUS) in the fiscal year.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €355 THOUS in the fiscal year (2018: €338 THOUS).

A consulting agreement was entered into with Dr. Rainer Runte, who was a member of the Management Board until March 31, 2014, effective March 1, 2017, the term of which in the meantime was extended until December 31, 2018. Under this consulting agreement, Dr. Rainer Runte provided consulting services on certain fields. The consideration (including the reimbursement of expenses) to be granted by Fresenius Medical Care Management AG for such services amounts to €0 THOUS for the fiscal year (2018: €226 THOUS).

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, for the period January 1, 2013 to December 31, 2021. Under this consulting agreement, Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame and will be subject to a non-compete covenant. The consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to €568 THOUS (2018: €522 THOUS). In 2019, an amendment to the agreement was made which provides for a one-off payment of €1,129 THOUS for the remaining term of the agreement. This payment was also made in the fiscal year. All payments for services to be performed by him under the consulting agreement have thus been made.

In the fiscal year, no loans or advance payments for future compensation components were made to the members of the Management Board of Fresenius Medical Care Management AG.

The payments to U.S. members of the Management Board Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019) and Kent Wanzek were paid in part in the U.S. (in U.S. dollar) and in part in Germany (in euro). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, the increased tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these members of the Management Board will be treated as if they were taxed in their home country, the United States, only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members' tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

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

Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned herein. As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of €37,373 THOUS (2018: €25,163 THOUS).

VI.    Revision of the compensation system for the Management Board

The Supervisory Board attaches great importance to good corporate governance – also in the area of the compensation of the Management Board. This includes ensuring an effective system of incentives that is in line with the market. Therefore, the Supervisory Board also in 2019 intensively dealt with the system for the compensation of the General Partner's Management Board and continuously and closely monitored the further development of the standards of good corporate governance and identified suitable measures to adjust the existing compensation regulations. On the basis of intensive discussions also with external stakeholders and the now established statutory changes resulting from the implementation of the Second Shareholders' Rights Directive in the German Stock Corporation Act and the publication of a new version of the German Corporate Governance Code, the compensation system for the members of the Management Board of the General Partner shall now be comprehensively revised.

The Supervisory Board is convinced that the changes to the system for compensation will significantly contribute to creating further incentives to bring the long-term strategic business orientation, with due consideration of the amended regulatory framework, even more in line with the further evolved interests of the Company's shareholders. This includes in particular the introduction of non-financial sustainable performance parameters for compensation, with which the Company's commitment to its social and environmental responsibility is also reflected in the Management Board compensation. In addition, it is intended to adjust the basic systematics of the system for compensation, to reduce its complexity, and to orient it even more strongly on the long term. The compensation component that has so far been paid out as part of the one-year variable compensation, but irrespective of the target achievement, will in future be determined as part of the base salary. Further, the one-year variable compensation shall no longer partially be converted into a long-term performance-related compensation element (Share Based Award). Instead, a larger portion of the performance-related compensation than so far shall be granted in the long term under the future long-term incentive plan. Such plan is also intended to provide for mandatory share retention rules to promote share ownership. Overall, this results in a shift in compensation to a longer-term composition with comparable total compensation. The hypothetical possibility of paying a discretionary compensation component shall be expressly excluded. Furthermore, maximum payout limits (caps) shall be introduced for all performance-related compensation components granted in future.

The comprehensively revised compensation system for the members of the Management Board of the General Partner shall be submitted to the Annual General Meeting of the Company on May 19, 2020 for approval in accordance with the provisions of the Second Shareholders' Rights Directive as implemented in the German Stock Corporation Act.

VII. Tables of the value of benefits granted and received

The German Corporate Governance Code in the version dated February 7, 2017 provides that the compensation report shall include information for each member of the Management Board on the benefits granted and received as well as on the pension expenses for the fiscal year. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted and received. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

Benefits granted to serving members of the Management Board as of December 31, 2019 in € THOUS
	Rice Powell				Helen Giza
	Chairman of the Management Board Member of the Management Board since December 21, 2005(1)				Chief Financial Officer Member of the Management Board since November 1, 2019
	2019	2019	2019	2018(2)	2019	2019	2019	2018(2)
		Minimum	Maximum			Minimum	Maximum
Base salary	1,340	1,340	1,340	1,270	108	108	108	—
Fringe benefits	256	256	256	195	440	440	440	—

Total non-performance-based compensation	1,596	1,596	1,596	1,465	548	548	548	—

One-year variable compensation	2,211	201	2,653	2,096	179	98	215	—

Multi-year variable compensation / components with long-term incentive effects	2,232	—	n.a.	2,390	865	—	n.a.	—

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	657	—	n.a.	977	53	—	n.a.	—
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	—	—	n.a.	1,413	—	—	n.a.	—
thereof Performance Shares – MB LTIP 2019
4-year term / 4-year vesting period	1,575	—	n.a.	—	812	—	n.a.	—

Total non-performance-based compensation and performance-based compensation	6,039	1,797	n.a.	5,951	1,592	646	n.a.	—

Pension expense	828	828	828	674	—	—	—	—

Value of benefits granted	6,867	2,625	n.a.	6,625	1,592	646	n.a.	—

Benefits granted to serving members of the Management Board as of December 31, 2019 in € THOUS
	Dr. Katarzyna Mazur-Hofsäß				Dr. Olaf Schermeier
	Member of the Management Board for EMEA Member of the Management Board since September 1, 2018				Member of the Management Board for Research and Development Member of the Management Board since March 1, 2013
	2019	2019	2019	2018(2)	2019	2019	2019	2018(2)
		Minimum	Maximum			Minimum	Maximum
Base salary	700	700	700	233	510	510	510	490
Fringe benefits	94	94	94	844	136	136	136	131

Total non-performance-based compensation	794	794	794	1,077	646	646	646	621

One-year variable compensation	1,155	105	1,386	386	842	77	1,010	809

Multi-year variable compensation / components with long-term incentive effects	1,180	—	n.a.	857	1,053	—	n.a.	1,080

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	377	—	n.a.	123	250	—	n.a.	323
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	—	—	n.a.	734	—	—	n.a.	757
thereof Performance Shares – MB LTIP 2019
4-year term / 4-year vesting period	803	—	n.a.	—	803	—	n.a.	—

Total non-performance-based compensation and performance-based compensation	3,129	899	n.a.	2,320	2,541	723	n.a.	2,510

Pension expense	—	—	—	—	179	179	179	189

Value of benefits granted	3,129	899	n.a.	2,320	2,720	902	n.a.	2,699

(1)
The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

Benefits granted to serving members of the Management Board as of December 31, 2019 in € THOUS
	William Valle				Kent Wanzek
	Member of the Management Board for North America Member of the Management Board since February 17, 2017				Member of the Management Board for Global Manufacturing, Quality and Supply Member of the Management Board since January 1, 2010
	2019	2019	2019	2018(1)	2019	2019	2019	2018(1)
		Minimum	Maximum			Minimum	Maximum
Base salary	866	866	866	792	607	607	607	550
Fringe benefits	237	237	237	330	127	127	127	126

Total non-performance-based compensation	1,103	1,103	1,103	1,122	734	734	734	676

One-year variable compensation	1,430	130	1,716	1,306	1,002	91	1,203	908

Multi-year variable compensation / components with long-term incentive effects	1,133	—	n.a.	1,403	1,077	—	n.a.	1,084

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	345	—	n.a.	696	289	—	n.a.	377
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	—	—	n.a.	707	—	—	n.a.	707
thereof Performance Shares – MB LTIP 2019
4-year term / 4-year vesting period	788	—	n.a.	—	788	—	n.a.	—

Total non-performance-based compensation and performance-based compensation	3,666	1,233	n.a.	3,831	2,813	825	n.a.	2,668

Pension expense	—	—	—	—	379	379	379	369

Value of benefits granted	3,666	1,233	n.a.	3,831	3,192	1,204	n.a.	3,037

	Harry de Wit
	Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016
	2019	2019	2019	2018(1)
		Minimum	Maximum
Base salary	520	520	520	480
Fringe benefits	337	337	337	315

Total non-performance-based compensation	857	857	857	795

One-year variable compensation	858	78	1,030	792

Multi-year variable compensation / components with long-term incentive effects	1,083	—	n.a.	1,074

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	280	—	n.a.	317
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	—	—	n.a.	757
thereof Performance Shares – MB LTIP 2019
4-year term / 4-year vesting period	803	—	n.a.	—

Total non-performance-based compensation and performance-based compensation	2,798	935	n.a.	2,661

Pension expense	1,795	1,795	1,795	—

Value of benefits granted	4,593	2,730	n.a.	2,661

(1)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

Benefits granted to a former member of the Management Board who retired in fiscal year 2019 in € THOUS
	Michael Brosnan
	Chief Financial Officer Member of the Management Board until October 31, 2019
	2019(1)	2019(1)	2019(1)	2018(2)
		Minimum	Maximum
Base salary	633	633	633	720
Fringe benefits	211	211	211	56

Total non-performance-based compensation	844	844	844	776

One-year variable compensation	1,253	114	1,503	1,188

Multi-year variable compensation / components with long-term incentive effects	1,160	—	n.a.	1,307

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	372	—	n.a.	600
thereof Performance Shares – LTIP 2016
4-year term / 4-year vesting period	—	—	n.a.	707
thereof Performance Shares – MB LTIP 2019
4-year term / 4-year vesting period	788	—	n.a.	—

Total non-performance-based compensation and performance-based compensation	3,257	958	n.a.	3,271

Pension expense	1,494	1,494	1,494	667

Value of benefits granted	4,751	2,452	n.a.	3,938

(1)
The amounts for the base salary and the fringe benefits as set out herein for the fiscal year relate to the period until October 31, 2019.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza, Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

Allocations
in € THOUS
																Former member of the Management Board (retired in fiscal year)
	Serving members of the Management Board as of December 31, 2019
					Dr. Katarzyna Mazur-Hofsäß
	Rice Powell		Helen Giza				Dr. Olaf Schermeier		William Valle			Kent Wanzek		Harry de Wit		Michael Brosnan
	Chairman of the Management Board Member of the Management Board since December 21, 2005(1)		Chief Financial Officer Member of the Management Board since November 1, 2019		Member of the Management Board for EMEA Member of the Management Board since September 1, 2018		Member of the Management Board for Research and Development Member of the Management Board since March 1, 2013		Member of the Management Board for North America Member of the Management Board since February 17, 2017			Member of the Management Board for Global Manufacturing, Quality and Supply Member of the Management Board since January 1, 2010		Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016		Chief Financial Officer Member of the Management Board until October 31, 2019
	2019	2018(2)	2019	2018(2)	2019	2018(2)	2019	2018(2)	2019	2018(2)		2019	2018(2)	2019	2018(2)	2019(3)	2018(2)
Base salary	1,340	1,270	108	—	700	233	510	490	866	792		607	550	520	480	633	720
Fringe benefits	256	195	440	—	94	844	136	131	237	330		127	126	337	315	211	56

Total non-performance based compensation	1,596	1,465	548	—	794	1,077	646	621	1,103	1,122		734	676	857	795	844	776

One-year variable compensation	1,970	2,376	159	—	1,131	370	750	970	1,035	1,395		866	1,076	841	950	1,117	1,300

Multi-year variable compensation / components with long-term incentive effects	494	2,777	—	—	—	—	740	277	207	2,693		459	5,401	—	—	1,505	131

thereof Share Based Award – New Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2014	—	131	—	—	—	—	—	55	—	—		—	104	—	—	—	76
Grant 2015	150	—	—	—	—	—	53	—	—	—		115	—	—	—	82	—
thereof LTIP 2011 – Stock Option Plan 2011
8-year term / 4-year vesting period
Grant 2011	—	2,536	—	—	—	—	—	—	—	532	(4)	—	1,573	—	—	1,251	—
Grant 2012	—	—	—	—	—	—	—	—	—	333	(4)	—	786	—	—	—	—
Grant 2013	—	—	—	—	—	—	—	—	—	466	(4)	—	786	—	—	—	—
Grant 2014	—	—	—	—	—	—	—	—	—	1,331	(4)	—	2,097	—	—	—	—
thereof LTIP 2011 – Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2013	—	110	—	—	—	—	—	—	—	31		—	55	—	—	—	55
Grant 2014	344	—	—	—	—	—	—	222	207	—		344	—	—	—	172	—
Grant 2015	—	—	—	—	—	—	687	—	—	—		—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—	—

Total non-performance-based and performance-based compensation	4,060	6,618	707	—	1,925	1,447	2,136	1,868	2,345	5,210		2,059	7,153	1,698	1,745	3,466	2,207

Pension expense	828	674	—	—	—	—	179	189	—	—		379	369	1,795	—	1,494	667

Allocation	4,888	7,292	707	—	1,925	1,447	2,315	2,057	2,345	5,210		2,438	7,522	3,493	1,745	4,960	2,874

(1)
The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2)
Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Mses. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, William Valle, Kent Wanzek and Michael Brosnan).

(3)
The amounts for the base salary and the fringe benefits as set out herein for the fiscal year relate to the period until October 31, 2019.

(4)
The indicated amounts are allocations from multi-year variable compensation which have been granted to the member of the Management Board William Valle prior to his appointment to the Management Board: LTIP 2011 – Phantom Stock Plan 2011 – Grant 2011 – fair value at grant €81 THOUS, LTIP 2011 – Phantom Stock Plan 2011 – Grant 2012 – fair value at grant €48 THOUS, LTIP 2011 – Phantom Stock Plan 2011 – Grant 2013 – fair value at grant €47 THOUS, LTIP 2011 – Phantom Stock Plan 2011 – Grant 2014 – fair value at grant €135 THOUS.

Compensation of the Supervisory Board

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in section 13 of the Articles of Association.

Each Supervisory Board member receives a base salary of $88 THOUS (2018: $88 THOUS) for each full fiscal year, payable in four equal instalments at the end of a calendar quarter. The Chairman of the Supervisory Board receives additional compensation of $88 THOUS (2018: $88 THOUS) and the Vice Chairman receives additional compensation of $44 THOUS (2018: $44 THOUS) per respective full fiscal year.

In addition, each member of the Supervisory Board receives as a variable performance-based compensation component (hereinafter also: "performance-based compensation") an additional remuneration which is based upon the respective average growth of earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the performance-based compensation is $60 THOUS in case of achieving a 3-year average EPS growth corridor from 8.00% to 8.99%, $70 THOUS in the corridor from 9.00% to 9.99% and $80 THOUS in case of a 3-year average EPS growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts of the performance-based compensation are earned to their full extent, i.e., within these margins there is no pro rata remuneration. In any case, this component is capped at the maximum amount of $80 THOUS per annum. Reciprocally, the members of the Supervisory Board are only entitled to the remuneration component if the 3-year average EPS growth of at least 8.00% is reached. Provided that the relevant targets have been achieved, the remuneration is, in principle, disbursed on a yearly basis following approval of the Company's annual financial statements at the end of the calendar quarter in which the Company's annual financial statements are approved. For the fiscal year 2019, the 3-year average EPS growth for the years 2017, 2018 and 2019 was relevant.

In application of the principles above, for the fiscal year no entitlement to a payment of performance-based compensation was achieved (2018: $641 THOUS).

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $44 THOUS (2018: $44 THOUS). A member of a committee who serves as chairman or vice chairman of a committee additionally receives $22 THOUS and $11 THOUS a year, respectively (2018: $22 THOUS and $11 THOUS, respectively), payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in the Joint Committee of the Company as well as in the capacity of their respective chairmen and vice chairmen, no separate remuneration shall be granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Should a member of the FMC-AG & Co. KGaA Supervisory Board at the same time be a member of the Supervisory Board of the General Partner Fresenius Medical Care Management AG and receive compensation for his/her work on the Supervisory Board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the Chairman of the FMC-AG & Co. KGaA Supervisory Board and the Vice Chairman, to the extent that they are at the same time chairman and vice chairman, respectively, of the Supervisory Board of Fresenius Medical Care Management AG. To the extent the vice chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as vice chairman of the FMC-AG & Co. KGaA Supervisory Board.

The compensation of the members of the Supervisory Board of Fresenius Medical Care Management AG and the compensation of the members of its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA.

The members of the Supervisory Board of FMC-AG & Co. KGaA are to be reimbursed for the expenses incurred in the exercise of their office, which also include the applicable VAT.

For the benefit of the members of the Supervisory Board of FMC-AG & Co. KGaA a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the German Stock Corporation Act.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA, including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following tables:

Compensation of the Supervisory Board
in € THOUS(1)									Total amount of non- performance- based compensation
	Base salary for Supervisory Board at FMC Management AG		Base salary for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Dr. Dieter Schenk(2)	39	44	118	91	120	93	19	—	296	228
Stephan Sturm(3)	157	149	—	—	100	65	—	—	257	214
Rolf A. Classon(4)	39	37	79	41	118	112	49	47	285	237
Rachel Empey(5)	79	75	—	—	—	—	—	—	79	75
William P. Johnston	39	37	39	37	108	102	59	56	245	232
Dr. Gerd Krick(6)	79	60	—	42	59	56	—	14	138	172
Dr. Dorothea Wenzel(7)	—	—	45	—	—	—	—	—	45	—
Pascale Witz(8)	—	—	79	75	—	—	60	—	139	75
Prof. Dr. Gregor Zünd(9)	—	—	79	13	—	—	—	—	79	13
Deborah Doyle McWhinney(10)	—	—	—	62	—	—	—	31	—	93

Total	432	402	439	361	505	428	187	148	1,563	1,339

(1)
Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective calendar year.

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dieter Schenk was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA until May 17, 2018 and as chairman of the Supervisory Board of FMC-AG & Co. KGaA since May 17, 2018.

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

(6)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Gerd Krick was appointed as a member of the Supervisory Board of FMC AG & Co. KGaA until May 17, 2018, and, therefore, received compensation payments to be set out herein until this date. Dr. Gerd Krick is a member of the Supervisory Board of FMC Management AG; compensation for this paid by FMC Management AG.

(7)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dorothea Wenzel was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of May 16, 2019, and, therefore, received compensation payments to be set out herein as of this date.

(8)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(9)
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

(10)
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

Compensation of the Supervisory Board
in € THOUS(1)
	Performance- based compensation in FMC Management AG		Performance- based compensation in FMC- AG & Co. KGaA		Performance- based compensation		Total compensation
	2019	2018	2019	2018	2019	2018	2019	2018
Dr. Dieter Schenk(2)	—	34	—	34	—	68	296	296
Stephan Sturm(3)	—	68	—	—	—	68	257	282
Rolf A. Classon(4)	—	34	—	34	—	68	285	305
Rachel Empey(5)	—	68	—	—	—	68	79	143
William P. Johnston	—	34	—	34	—	68	245	300
Dr. Gerd Krick(6)	—	42	—	25	—	67	138	239
Dr. Dorothea Wenzel(7)	—	—	—	—	—	—	45	—
Pascale Witz(8)	—	—	—	68	—	68	139	143
Prof. Dr. Gregor Zünd(9)	—	—	—	12	—	12	79	25
Deborah Doyle McWhinney(10)	—	—	—	57	—	57	—	150

Total	—	280	—	264	—	544	1,563	1,883

(1)
Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective calendar year.

(2)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dieter Schenk was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA until May 17, 2018 and as chairman of the Supervisory Board of FMC-AG & Co. KGaA since May 17, 2018.

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

(6)
Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Gerd Krick was appointed as a member of the Supervisory Board of FMC AG & Co. KGaA until May 17, 2018, and, therefore, received compensation payments to be set out herein until this date. Dr. Gerd Krick is a member of the Supervisory Board of FMC Management AG; compensation for this paid by FMC Management AG.

(7)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dorothea Wenzel was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of May 16, 2019, and, therefore, received compensation payments to be set out herein as of this date.

(8)
Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(9)
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

(10)
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

The Audit and Corporate Governance Committee of the Supervisory Board currently consists Rolf A. Classon (Chairman since January 1, 2020, Vice Chairman until December 31, 2019), William P. Johnston (Vice Chairman since January 1, 2020, Chairman until December 31, 2019), and Pascale Witz, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA's Supervisory Board in fulfilling its oversight responsibilities, primarily through:

  •
  overseeing FMC-AG & Co. KGaA's accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control systems;

  •
  overseeing the independence and performance of FMC-AG & Co. KGaA's outside auditors

  •
  overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global health care companies, including adherence to our Code of Ethics and Business Conduct;

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

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Rolf A. Classon (Chairman) and Dr. Dieter Schenk (Vice Chairman).

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee, whose members are currently William P. Johnston (Chairman since January 1, 2020, Vice Chairman until December 31, 2019), Rolf A. Classon (Vice Chairman since January 1, 2020, Chairman until December 31, 2019), and Dr. Dieter Schenk. The primary function of this committee is to assist and to represent the supervisory board in fulfilling its responsibilities, primarily through assessing the Company's affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the international regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick and Dr. Dieter Schenk.

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, "Corporate governance."

D.    Employees

At December 31, 2019, we had 120,659 employees (full-time equivalents) as compared to 112,658 at December 31, 2018, and 114,000 at December 31, 2017. The increase in 2019 was mainly due to acquisition of NxStage. The following table shows the number of employees by our major category of activities for the last three fiscal years.

	December 31, 2019	December 31, 2018	December 31, 2017
North America Segment
Health care services	55,611	54,374	57,098
Health care products	4,867	1,217	1,167

	60,478	55,591	58,265

EMEA Segment
Health care services	16,298	15,895	15,214
Health care products	3,805	3,763	3,689

	20,103	19,658	18,903

Asia-Pacific Segment
Health care services	9,296	8,444	7,910
Health care products	2,540	2,383	2,207

	11,836	10,827	10,117

Latin America Segment
Health care services	9,224	8,255	8,581
Health care products	1,245	1,032	935

	10,469	9,287	9,516

Corporate(1)	17,773	17,295	17,199
Total Company	120,659	112,658	114,000

(1)
Including the divisions Global Manufacturing, Quality and Supply as well as Global Research and Development.

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

E.    Share ownership

As of December 31, 2019, no member of the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares, according to the most recent information available. See Item 6.B, "Directors, senior management and employees – Compensation". Additionally, stock option and other share based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in this report.

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

In addition, under Article 19(1) of the Regulation (EU) No.596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or "MAR"), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin"), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. This notification obligation applies once the volume of all transactions of such person conducted within a calendar year exceeds a total amount of €5,000. As of January 1, 2020, the threshold is €20,000 per calendar year. Persons discharging managerial responsibilities, inter alia, include the members of management as well as supervisory boards.

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

We have been informed that as of February 11, 2020, Fresenius SE owned 94,380,382, 31.65% of our shares. As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16G, "Corporate governance – Supervisory Board." Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

According to an amended Schedule 13G filed by BlackRock, Inc. on June 7, 2019, the various BlackRock entities named in the amended Schedule 13G are the beneficial owners of a total of 15,278,680 shares, or 4.96% of our shares.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2019, 16,906,846 ADRs were held of record by 2,711 U.S. holders. For more information regarding ADRs and ADSs see Item 10B, "Articles of Association – Description of American depositary receipts."

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

The Else Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.61% of the Fresenius SE ordinary shares. See Item 7.B, "Related party transactions – Other interests," below.

B.    Related party transactions

In connection with the formation of FMC-AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 5 of the notes to the consolidated financial statements included in this report. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements summarized below are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm's-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

  •
  the term "we (or us) and our affiliates" refers only to FMC-AG & Co. KGaA and its subsidiaries; and

  •
  the term "Fresenius SE and its affiliates" refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real property leases

For information with respect to our principal properties, see "Item 4.D. Property, plant and equipment." For discussion of related party leases, see note 5 of the notes to the consolidated financial statements included in this report.

Trademarks

Fresenius SE continues to own the name "Fresenius" and several marks containing "Fresenius" (hereinafter referred to as "Fresenius Marks"). Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries (hereinafter referred to as "D-GmbH"), have entered into agreements containing the following provisions. Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use "Fresenius Medical Care" in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the "Fresenius Marks" as a trademark in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license to use the "Fresenius Marks" in the former National Medical Care non-renal business if it is used as part of a trademark containing the words "Fresenius Medical Care" together with one or more descriptive words, such as "Fresenius Medical Care Vascular Care" or "Fresenius Medical Care Physician Services".

We and our affiliates have the right to use "Fresenius Marks" in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. Fresenius SE will not use or license third parties to use the Fresenius Marks in the renal business worldwide and will not use the Fresenius Marks alone or in combination with any other words in the US and Canada, except in combination with one or more additional words such as "Pharma Home Care" as a service mark in connection with its home care business.

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

Services agreements and products

For information on our services agreements and products, please see note 5 of the notes to the consolidated financial statements included in this report.

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

	2019	2018	2017
Per share amount	€1.17	€1.06	€0.96

For the proposed dividend for 2019 payable in 2020, see Item 5. IV. "Operation and financial review and prospects – Financial position – Net cash provided by (used in) financing activities."

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

Item 9.    The offer and listing details

A.4. and C. Information regarding the trading markets for and price history of our stock

Trading markets

Trading on the Frankfurt Stock Exchange

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The Ordinary Shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the Ordinary Shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006 under the symbol FME.

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

Trading on the New York Stock Exchange

ADSs representing the Ordinary Shares of Fresenius Medical Care AG had been listed on the NYSE since October 1, 1996. Trading in the ADSs representing the Ordinary Shares of FMC AG & Co. KGaA on the NYSE, under the symbol FMS, commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the "Depositary").

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

General information regarding our share capital

As of February 11, 2020, our share capital consists of 298,191,384 outstanding bearer shares, excluding treasury we held, without par value (Stückaktien) and a nominal value of €1.00 each. Our share capital has been fully paid in.

A description of our ordinary shares, constituting Exhibit 2.1 to this report, is incorporated by reference to Item 10B of FMC-AG & Co. KGaA's Annual Report on Form 20-F for the year ended December 31, 2018, available at https://www.sec.gov/Archives/edgar/data/1333141/000104746919000562/a2237687z20-f.htm.

The description of our ordinary shares contained in Exhibit 2.1 is qualified in its entirety by reference to the complete text of our Articles of Association, which are available at the locations described above under "B. Articles of Association."

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

  1.
  distribute the securities or property in any manner it deems fair and equitable;

  2.
  sell the securities or property and distribute any net proceeds in the same way it distributes cash; or

  3.
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

The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreement. (For German tax purposes, ADS holders will generally be treated as the economic owners of the deposited shares represented by the ADSs, and for U.S. federal income tax purposes, ADSs holders will generally be treated as the owners of such shares. See Item 10.E., "Additional Information – E. U.S.

and German tax consequences of holding ADSs.") The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as "deposited securities."

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

We will include in voting materials distributed to ADS holders that date by which their voting instructions must be received by the depositary. However, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming general meeting of shareholders' in time to ensure that you can timely instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

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

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of the ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligation will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary as provided in the deposit agreement and to pay fees and expenses of the depositary that we agreed to pay.

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

At the present time, Germany, in principle, does not restrict the export or import of capital. However, certain restrictions on transactions based on so-called "restrictive measures", i.e. sanctions, international embargos or terror prevention resolutions concerning for example but not limited to the People's Republic of Korea, Russia, Crimea/Sevastopol or Syria are in place. Restrictions of this nature are adopted at the EU level and, where required, implemented by the German national authorities. Furthermore, the Federal Ministry of Economics and Energy (Bundesministerium für Wirtschaft und Energie) may review and restrict or prohibit the direct or indirect acquisition of 25% or more of the shares or voting rights in a German company by a person or company with residency outside of the European Union and the European Free Trade Area if such acquisition constitutes a sufficiently serious threat to the public security or order. This threshold has recently been lowered to 10% for investments in further defined companies e.g. constituting critical infrastructures or providing software for these critical infrastructures. The relevant provisions are also applicable to other means of acquisitions, e.g asset deals, and mergers. Further, for statistical purposes only, every resident individual or corporation residing in Germany must report to the German Federal Bank (Deutsche Bundesbank), subject only to certain exceptions (e.g. payments for the import, export or transfer of goods), any payment received from/for account of or made to/for account of an individual or a corporation resident outside of Germany if such payment exceeds €12,500 (or the corresponding amount in other currencies). Specific reporting requirements apply if reports must be lodged for transit trade transactions (relating, inter alia, to the designation of the good) and in case the resident operates a maritime shipping company. In addition, residents (excluding natural persons, monetary financial institutions, investment stock corporations and capital management companies regarding the claims and liabilities of their investment funds) must report (i) monthly any claims against, or any liabilities payable to, non-resident individuals or corporations, if such claims or liabilities, in the aggregate exceed €5 M at the end of any month and (ii) quarterly claims against, or liabilities payable to, non-residents arising under derivative financial instruments (derivative Finanzinstrumente) if the claims, or liabilities, exceed €500 M at the end of the quarter. Further, in principle, residents must report yearly the value (Stand) of the assets (Vermögen) (i) of non-resident companies in which either 10% or more of the shares or of the voting rights in a company are to be attributed to the resident, (ii) of non-resident companies if more than 50% of the shares or of the voting rights are to be attributed to one or more non-resident companies which are controlled by the resident, and (iii) of the resident's non-resident branch offices and permanent establishments of a domestic company, and the assets which are ascribed to foreign branches and permanent establishments of a foreign company which fulfils the conditions mentioned under (ii). Likewise, equivalent to the conditions described with regard to assets of German residents abroad, residents must report yearly the value of the assets of foreigners in Germany.

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

German taxation

For German tax purposes, a holder of ADSs is generally treated as the economic owner of the underlying shares and, therefore, is generally treated as a shareholder of the Company (Federal Ministry of Finance circular dated May 24, 2013, as updated on December 18, 2018) for tax purposes. Differences may, however, apply when the holder of the ADSs seeks to obtain treaty relief from dividend withholding tax in Germany (e.g., in terms of requirements to provide evidence regarding the actual ownership of the ADS and entitlement to economic ownership in the underlying shares).

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

Taxation of capital gains

If the shares are not held as business assets of a domestic business, capital gains realized by a non-German holder are only taxable in Germany if the disposing holder holds (or has held at any time in the last five years) 1% or more of the Company's stated capital. Under the Treaty, a U.S. Holder who is not a resident of Germany for German tax purposes will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs unless the ADSs are part of the business property of a permanent establishment located in Germany or are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services.

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

United States taxation

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of the ADSs by a U.S. Holder (as defined below) who holds ADSs as capital assets. The discussion below is intended only as a descriptive summary and does not purport to be a complete analysis of all of the potential U.S. tax consequences of holding ADSs of the Company. In particular, this discussion does not address all of the tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special tax rules, such as certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, grantor trusts, traders that have elected the "mark-to-market" method of accounting, a U.S. expatriate within the meaning of Sections 877 or 877A of the Code, tax-exempt entities (including a private foundation, an "individual retirement account" or a Roth IRA), persons subject to special tax accounting rules as a result of any item of gross income with respect to ADSs being taken into account in an applicable financial statement, persons who own 10% or more, by vote, of the equity of the Company for U.S. federal income tax purposes, investors holding ADSs through partnerships or other fiscally transparent entities, investors liable for the alternative minimum tax, investors that hold ADSs as part of a straddle or a hedge, investors whose functional currency is not the U.S. dollar, and financial institutions and dealers in securities. Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax, or state and local tax consequences of the acquisition, ownership or disposition of ADSs. U.S. Holders should consult their tax advisors regarding U.S. federal, state and local tax consequences of owning and disposing of ADSs.

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

Subject to certain complex limitations, any German tax withheld from distributions in accordance with the Treaty will be deductible or creditable against your U.S. federal income tax liability. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced tax rate applicable to qualified dividend income and denominator of which is the highest tax rate normally applicable to dividends. However, such foreign tax credit may be disallowed if the U.S. Holder held such ADSs or equity shares for less than a minimum period during which the U.S. Holder is not protected from risk of loss, or is obligated to make payments related to the dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ADSs or equity shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income." The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

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

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a non-U.S. corporation owns at least 25% by value of the shares of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

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

H.    Documents on display

We file periodic reports and information with the Securities and Exchange Commission and the New York Stock Exchange. You may obtain copies of these reports without charge from the Internet site maintained by the Securities and Exchange Commission which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is http://www.sec.gov. You can also obtain copies of these reports from our own web site, www.freseniusmedicalcare.com. In furnishing our website address in this report, however, we do not intend to incorporate any information on our website into this report, and any information on our website should not be considered part of this report, except as expressly set forth herein.

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

We prepare annual and quarterly reports. Our annual reports contain financial statements examined and reported upon, with opinions expressed by our independent auditors. Commencing with our quarterly report for the first quarter of 2017 and our annual report for the year ended December 31, 2017, our consolidated financial statements included in our reports are prepared in conformity with IFRS. The financial statements contained in our annual and quarterly reports through December 2016 were prepared in accordance with U.S. GAAP. Our annual and quarterly reports to our shareholders are posted under "News & publications" on the "Investors" page of our website at http://www.freseniusmedicalcare.com. In furnishing our web site address in this report, however, we do not intend to incorporate any information on our web site into this report, and any information on our web site should not be considered to be part of this report.

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

Reimbursement rates

Approximately 33% of our worldwide revenue for 2019 was for services rendered to patients covered by Medicare's ESRD program and Medicaid. In order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions for coverage established by CMS. Additionally, government agencies may make changes in program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which may result in implications (such as recoupment) for amounts previously estimated or paid which may have a material adverse effect on the Company's revenues, profitability and financial condition. See Item 4.B, "Information on the Company – Business overview – Regulatory and legal matters – Reimbursement" and "– Health care reform."

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

D.4. Amounts payable by the depositary to the Company

Under the fee agreement between us and Bank of New York Mellon, the depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse us for the program's continuing annual stock exchange listing fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial statements, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, telephone calls and legal fees. It has also agreed to reimburse us annually for certain investor relations programs or special investor relations promotion activities. In certain instances, the depositary has agreed to provide additional payments to us based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For 2019, we received from the depositary €0.8 M in aggregate payments for such fees and expenses.

Part II

Item 13.    Defaults, dividend arrearages and delinquencies

None.

Item 14.    Material modifications to the rights of security holders and use of proceeds

Not applicable.

Item 15A.    Disclosure controls and procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the general partner's Management Board, including the general partner's Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company's management, including the members of the Management Board of our general partner performing the functions Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Exchange Act Rule 13a-15. Based on that evaluation, the persons performing the functions of Chief Executive Officer and Chief Financial Officer concluded in connection with the filing of this report that as a result of the material weakness described in Item 15B below, the Company's disclosure controls and procedures were not effective as of December 31, 2019.

Item 15B.    Management's annual report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control over financial reporting is a process designed by or under the supervision of the Chief Executive Officer of our general partner and Chief Financial Officer of our general partner, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The Company acquired NxStage on February 21, 2019. Management excluded NxStage's internal control over financial reporting from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2019. NxStage accounted for less than 1% of the Company's consolidated total assets, excluding goodwill and intangible assets recorded in connection with the acquisition, as of December 31, 2019 and less than 1% of the Company's consolidated revenues as of and for the year ended December 31, 2019.

As of December 31, 2019, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the material weakness described below existed as of December 31, 2019. As a result, management, under the supervision of our Chief Executive Officer and Chief Financial Officer, has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria described above. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The Company's management did not design and maintain effective internal control relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arises. Multiple sources of information are utilized in assessing the appropriateness of variable consideration and the related estimate of transaction price under IFRS 15; however, the Company did not have effective oversight controls in assessing the weighting of such information as an input into revenue recognition. As such, the Company did not appropriately constrain certain fee-for-service revenue arrangements under IFRS 15 resulting in immaterial errors to accounts receivable and revenue from specific fee-for-service arrangements in the Company's consolidated financial statements for the year ended December 31, 2018. These errors did not, individually or in the aggregate, result in a material misstatement of the Company's consolidated financial statements and disclosures for any periods through and including the fiscal year ended December 31, 2019 and have been corrected prior to the issuance of the Company's consolidated financial statements for the year ended December 31, 2019. However, this control deficiency could have resulted in a material misstatement to our annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company has determined that this control deficiency constitutes a material weakness.

Consistent with the Company's assessment, KPMG, the Company's independent registered public accounting firm, for the fiscal year ended December 31, 2019, issued an attestation report expressing an adverse opinion on the effectiveness of internal control over financial reporting, with respect to this material weakness, which is elsewhere in this Form 20-F.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; (2) provide reasonable assurance that the Company's transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB, and that the Company's receipts and expenditures are being made only in accordance with authorizations of management; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

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

Item 15C.    Attestation report of the registered public accounting firm

KPMG, an independent registered public accounting firm, has issued an attestation report expressing an adverse opinion on the effectiveness of the Company's internal control over financial reporting in their report on page F-5.

Item 15D.    Changes in internal control over financial reporting

As discussed in Item 15B, management determined that there was a material weakness in controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and timely adjusting the constraint of variable consideration when new information arises. This material weakness continues to exist as of the date of this filing.

As at the date of this filing, remediation efforts are ongoing and management is undertaking steps to strengthen the Company's controls relating to revenue recognition, specifically for estimating the transaction price and constraining the variable consideration of the transaction price for certain fee-for-service revenue arrangements under legal consideration and its related accounts receivable, including:

  •
  Increasing oversight by management over revenue recognition specific to fee-for-service matters in legal consideration as well as the accounting and reporting of the related receivable balances;

  •
  Enhancing policies and procedures;

  •
  Strengthening communication and information flows between the legal and finance departments specific to fee-for-service matters in legal consideration; and

  •
  Increasing the role of the finance function in its oversight of revenue recognition specific to fee-for-service matters in legal consideration and their related accounts receivable balances, including responsibility for the final estimation and reporting.

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

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the FCPA or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the SEC and the DOJ about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company's products business in countries outside the United States.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the claims against the Company arising from the investigations. The Company paid a combined total in penalties and disgorgement of approximately $231,700 to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. See note 22 of the notes to our consolidated financial statements included in this report. As part of the settlement, the Company agreed to retain an independent compliance monitor for a period of at least two years and to an additional year of self-reporting. As of July 26, 2019, the monitor was appointed and the monitorship period commenced.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Item 16A.    Audit committee financial expert

Our Supervisory Board has determined that each of Mr. Rolf A. Classon, Mr. William P. Johnston and Ms. Pascale Witz qualifies as an audit committee financial expert and is "independent" as defined in Rule 10A-3 under the Exchange Act, in accordance with the instructions in Item 16A of Form 20-F.

Item 16B.    Code of ethics

Our Management Board adopted, through our worldwide compliance program, a code of ethics, titled the Code of Ethics and Business Conduct, which as adopted applies to members of the Management Board, including its chairman and the responsible member for Finance & Controlling, other senior officers and all Company employees. A copy of the Company's Code of Business Conduct is available on our website under "About Us – Responsibility" at: https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/About_us/Compliance/Code_of_Ethics_and_Business_Conduct_GB_ext.pdf

Item 16C.    Principal accountant fees and services.

During the AGM held on May 16, 2019, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2019 fiscal year and for the potential review of the first half year financial report and other interim financial information for fiscal year 2019. Furthermore, during the AGM held on May 16, 2019, our shareholders approved the appointment of PricewaterhouseCoopers GmbH

Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, to serve as our independent auditors for the potential review of interim financial information for fiscal year 2020 that is prepared prior to the AGM in 2020.

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

During 2019, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.160 M (€0.143 M).

Item 16D.    Exemptions from the listing standards for audit committees

Not applicable.

Item 16E.    Purchase of equity securities by the issuer and affiliated purchasers

Please see note 17 for information on our share buy-back programs and subsequent partial retirement of these shares,which is provided in substantially the columnar format required by Item 16E regarding the share buy-back program purchases made in the fiscal year. The repurchase programs disclosed in note 17 were terminated on the last day that purchases for the applicable program were made. The authorization granted by our Annual General Meeting on May 12, 2016 remains in effect until May 11, 2021.

Item 16F.    Change in registrant's certifying accountant

On May 16, 2019, our Supervisory Board recommended the appointment of PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft ("PwC") to serve as our new independent accountants and KPMG, which is currently serving as the Company's independent auditors, has declined to stand for re-election upon completion of their audit of the Company's consolidated financial statements as of and for the year ended December 31, 2019 and the effectiveness of internal control over financial reporting as of December 31, 2019, and the issuance of their reports thereon. KPMG did not participate in the tender due to EU requirements which require a new external auditor to be in place after 2023. Subject to approval at the 2020 AGM, we anticipate that our Audit and Governance

Committee will appoint PwC as our independent auditors and that following their appointment, PwC will be responsible for the issuance of the audit report to be included in our annual report on Form 20-F for the year ended December 31, 2020.

KPMG's reports on our consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the "consolidated financial statements"), were not qualified or modified as to uncertainty, audit scope or accounting principle, except KPMG's report on the consolidated financial statements as of and for the years ended December 31, 2019 and 2018, contains a separate paragraph referring to a change in method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases, and referring to a change in method of accounting for revenue from contracts with customers and financial instruments as of January 1, 2018 due to the adoption of IFRS 15, Revenue From Contracts With Customers, and IFRS 9, Financial Instruments, respectively.

KPMG's reports on the effectiveness of internal control over financial reporting as of December 31, 2019 and 2018 each contained an adverse opinion indicating that the Company did not maintain effective internal control over financial reporting as of December 31, 2019 and 2018 due to the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company had a material weakness related to revenue recognition specific to estimating the transaction price on certain fee-for-service revenue arrangements which was identified and included in management's assessment.

During the years ended December 31, 2019 and 2018 and the subsequent interim through February 20, 2020, there were no disagreements with KPMG, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to KPMG's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with any reports they would have issued.

During the years ended December 31, 2019 and 2018 and the subsequent interim through February 20, 2020, there were no "reportable events" as that term is defined in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than described below.

As discussed in this annual report on Form 20-F for the year ended December 31, 2019 (the "2019 20-F") and in the amended annual report on Form 20-F for the year ended December 31, 2018 (the "Amended 2018 20-F") as filed with the SEC on October 31, 2019, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2019 and 2018 due to a material weakness in controls as described in Item 15B. "Management's annual report on internal control over financial reporting," above.

Our Audit and Corporate Governance Committee discussed the material weakness with KPMG and the Company has authorized KPMG to respond fully to the inquiries of the successor independent registered public accounting firm concerning this matter.

During the fiscal year ended December 31, 2019 and 2018 and the subsequent interim through February 20, 2020, we did not consult with PwC regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinion that might be rendered by PwC on our consolidated financial statements or the effectiveness of internal control over financial reporting. Further, PwC did not provide any written or oral advice that was an important factor considered by us in reaching a decision as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a reportable event or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided KPMG with a copy of the foregoing disclosure and have requested that KPMG furnish to us a letter addressed to the Securities and Exchange Commission stating whether KPMG agrees with such disclosure. We have included as Exhibit 99.1 to this Form 20-F a copy of the letter from KPMG as required by Item 16F(a)(3) of Form 20-F.

Item 16G.    Corporate governance

Introduction

ADSs representing our shares are listed on the NYSE. However, because we are a "foreign private issuer," as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in

Section 303A of the NYSE's Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with "say-on-pay" and "say-on-when" advisory votes related to the compensation of certain executive officers, are implemented through the SEC's proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made, the most recent review having been conducted in 2019. See Item 6.B, "Directors, senior management and employees – Compensation – Compensation of the Management Board." Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements for pay ratio disclosure and a proposal for disclosure of the relationship between executive compensation actually paid and a registrant's financial performance issued in 2015 but currently on the SEC's "long-term actions" agenda without a target date for adoption) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law. In 2015 the SEC also issued its proposed compensation "clawback" rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. The proposal received extensive comments from issuers and participants in the securities markets. It has not been withdrawn and in 2019, action on the proposed rule was moved from the SEC's "long-term actions" agenda to its "current" agenda. Under the terms and conditions of our LTIP 2016 plan and our MB LTIP 2019 plan (see Item 6.B., "Directors, senior management and employees – Compensation"), and the employment contracts concluded or prolonged with individual members of the Management Board as from January 1, 2018, the Company is entitled to reclaim previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct. If the SEC's proposed clawback rule is eventually adopted as proposed, requirements of that rule would apply to both U.S. domestic and foreign private issuers and would impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

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

The position of the general partners in a KGaA is different and in part stronger than that of the shareholders based on: (i) the management powers of the general partners, (ii) the existing de facto veto rights regarding certain resolutions adopted by the KGaA's general meeting and (iii) the independence of general partners from the influence of the KGaA shareholders as a collective body (See "General meeting", below). Because Fresenius SE is the sole shareholder of Management AG, Fresenius SE has the sole power to elect the supervisory board of Management AG which appoints, supervises and consults the members of the Management Board of Management AG, who act for the General Partner in conducting the company's business in accordance with the rules of procedure adopted by the General Partner's supervisory board.

Fresenius SE's influence on the Company through ownership of the General Partner is conditioned upon its ownership of a substantial amount of the Company's share capital (see "The Articles of Association of FMC-AG & Co. KGaA – Organization of the Company", below).

Supervisory Board

The supervisory board of a KGaA is similar in certain respects to the supervisory board of an AG. Like the supervisory board of an AG, the supervisory board of a KGaA is under an obligation to oversee the management of the business of the Company. The members of the supervisory board are elected by the KGaA shareholders at the general meeting.

Under certain conditions, a supervisory board is required to include employee representatives ("Codetermination"). In proceedings initiated by a shareholder seeking to require that we implement Codetermination, both the Regional Court (Landgericht) of Nuremburg/Fürth and the Higher Regional Court (Oberlandesgericht) of Munich confirmed our position that we are not subject to Codetermination. In a KGaA having a corporate general partner, supervisory board members may hold offices on both supervisory boards, the supervisory board of a KGaA and of its general partner.

Three of the six current members of the FMC-AG & Co. KGaA supervisory board are also members of the supervisory board of Management AG. See Item 6.A, "Directors, senior management and employees – Directors and senior management – The General Partner's Supervisory Board." Shares in the KGaA held by the General Partner or its affiliated companies are not entitled to vote for the election of the supervisory board members of the KGaA. Accordingly, Fresenius SE is not entitled to vote its shares for the election of FMC-AG & Co. KGaA's Supervisory Board members.

The Supervisory Board has less power and scope for influence than a supervisory board of an AG. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies. Nor may the Supervisory Board subject the management measures of the General Partner to its consent, or issue rules of procedure for the General Partner.

German regulations have several rules applicable to supervisory board members which are designed to ensure that the supervisory board members in the entirety possess the knowledge, ability and expert experience to properly complete their tasks as well as to ensure a certain degree of independence of the board's members. In addition to prohibiting members of the management board from contemporaneously serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between a KGaA and any of its supervisory board members must be approved by the supervisory board.

General meeting

The general meeting is the resolution body of the KGaA shareholders. Shareholders can exercise their voting rights at the general meeting themselves, by proxy via a representative of their choice, or by a company-nominated proxy acting on their instructions. Among other matters, the AGM of a KGaA approves its annual financial statements. The internal procedure of the general meeting of a KGaA corresponds to that of the general meeting of an AG. The agenda for the general meeting is fixed by the general partner and the KGaA supervisory board except that the general partner cannot propose nominees for election as members of the KGaA supervisory board or make proposals for the KGaA's auditors.

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

Certain matters requiring a resolution at the general meeting will also require the consent of the General Partner, such as amendments to the Articles of Association, dissolution of the Company, mergers, a change in the legal form of the partnership limited by shares and other fundamental changes. The General Partner therefore has a de facto veto right on these matters. Statutory annual financial statements are subject to approval by both the KGaA shareholders and the General Partner.

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

Under the Articles of Association, possession of the power to control management of the Company through ownership of the General Partner is conditioned upon ownership of a specific minimum portion of the Company's share capital. Under German law, Fresenius SE could significantly reduce its holdings in the Company's share capital while at the same time retaining influence on the Company's management through its ownership of the shares of the General Partner. However, pursuant to the Articles of Association of FMC-AG & Co. KGaA, the General Partner ceases to be the general partner of FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the Company's share capital. The effect of this provision is that Fresenius SE may not reduce its capital participation in FMC-AG & Co. KGaA below such threshold without causing the withdrawal of the General Partner.

The Articles of Association also provide that the General Partner ceases to be the general partner of FMC-AG & Co. KGaA if the shares of the General Partner are acquired by a person who does not make an offer under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz or WpÜG) to acquire the shares of the Company's other shareholders within three months of the acquisition of the General Partner. As long as our American Depositary Shares are listed on the NYSE and/or registered under Section 12 of the Exchange Act, any such offer would also be subject to regulation under Sections 13 and 14 of the Exchange Act. The obligation of the General Partner's new shareholder to make this offer could have the effect of discouraging a change of control of the Company.

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

The articles of association of a KGaA may be amended only through a resolution of the general meeting adopted by a simple majority of the votes cast and an additional qualified majority (of at least 75% of the share capital represented at the vote) and with the consent of the general partner. Therefore, neither the KGaA shareholders nor the general partner(s) can unilaterally amend the articles of association without the consent of the other. Fresenius SE will, however, continue to be able to exert significant influence over amendments to the Articles of Association through its ownership of a significant percentage of the Company's shares, since such amendments require a qualified majority (of at least 75% of the share capital represented at the vote), and a de facto veto right over such amendments through its ownership of the General Partner.

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

Lastly, we and Management AG and Fresenius SE have agreed that while the pooling agreement is in effect, a majority of the independent directors must approve any transaction or contract, or any series of related transactions or contracts, between Fresenius SE, Management AG or any of their affiliates (other than us or our controlled affiliates), on the one hand, and us or our controlled affiliates, on the other hand, which involves aggregate payments in any calendar year in excess of €5 M for each individual transaction or contract, or a related series of transactions or contracts, though limitations apply with regards to agreements included in previously approved business plans.

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

Managers' transactions

According to Article 19(1) of the MAR, persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obligated to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or "BaFin"), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instrument linked thereto no later than three business days after the date of the transaction, once the volume of all transactions conducted within a calendar year exceeds a total amount of €5,000. As of January 1, 2020, the threshold is €20,000 per calendar year. Persons discharging managerial responsibilities include, inter alia, the members of management and as well as supervisory boards. We make public the information received through these notifications and publish them on our website in accordance with the MAR. Pursuant to Article 19(11) of the MAR, a person discharging managerial responsibilities within an issuer must not either conduct any transactions on its own account or for the account of a third party, directly or indirectly, relating to, inter alia, the shares or debt instruments of the issuer during a closed period of 30 calendar days before the announcement of an interim financial report or a year-end report which the issuer is obliged to make public.

The reporting requirements of Section 16 of the Exchange Act do not apply to the equity securities of a foreign private issuer. Accordingly, the members of the Management Board and supervisory board of the

General Partner and of the Supervisory Board of the Company are not subject to these requirements with respect to their ownership of or transactions in our shares, and "short-swing" profit recovery is not available for transactions in our shares. As a foreign private issuer, we are exempt from the SEC proxy rules. Therefore, we are also not subject to rules adopted by the SEC in December 2018 that require U.S. domestic public companies to disclose in their proxy statements their practices or policies regarding the ability of their directors, officers or employees (or their respective designees) to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities granted to them as compensation or directly or indirectly held by them. Such transactions may, however, be reportable under the provisions of the MAR referred to above relating to transactions in derivatives or other financial instruments linked to our securities.

Certain Share Issuances

Under the listing rules of the NYSE, the issuance of securities of the same class as the listed class, or of securities convertible into or exchangeable for the listed securities, may require shareholder approval as a condition to the listing of such additional securities on the NYSE. Subject to certain exceptions (including the issuance of shares in public offerings for cash and issuances for cash at a price equal to or exceeding a defined minimum) shareholder approval may be required for issuances to certain related parties and issuances of shares having voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such securities. However, under NYSE policy, such approval is not required for issuances of securities by foreign private issuers if it is not required by the issuer's home country law and the NYSE receives an opinion of counsel in the issuer's home jurisdiction.

Under the AktG, the issuance of new shares requires a capital increase (Kapitalerhöhung) of the Company by way of an approval by the shareholders requiring the affirmative vote of a majority of three quarters of the capital represented at the vote. Next to a capital increase against contribution (Kapitalerhöhung gegen Einlagen), a capital increase may also be conducted from Authorized Capital (genehmigtes Kapital) or Conditional Capital (bedingtes Kapital). The resolution creating Authorized Capital may authorize the General Partner and its Management Board to issue new shares up to a stated amount for a period of up to five years. The nominal value of any proposed increase of the Authorized Capital may not exceed half of the issued capital stock at the time of the authorization. In addition, Conditional Capital may be created for the purpose of issuing (i) new shares to holders of convertible bonds or other securities which grant a right to shares, (ii) new shares as the consideration in a merger with another company, or (iii) new shares offered to management or employees. The nominal value for any proposed increase of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the Company's issued capital at the time of the resolution. All resolutions increasing the capital of the Company also require the consent of the General Partner in order for the resolutions to go into effect.

Comparison with U.S. and NYSE governance standards and practices

The listing standards of the NYSE require that a U.S. domestic listed company have a majority of independent board members and that the independent directors meet in regularly scheduled sessions without management. U.S. listed companies also must adopt corporate governance guidelines that address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation of the board. Although, as noted above, our status as a foreign private issuer exempts us from these NYSE requirements, several of these concepts are addressed (but not mandated) by the German Corporate Governance Code. The most recent applicable version of the German Corporate Governance Code is dated February 7, 2017. While the German Corporate Governance Code's governance rules applicable to German corporations are not legally binding, companies that do not comply with the German Corporate Governance Code's recommendations must disclose publicly to what extent and for what reason their practices differ from the recommendations of the German Corporate Governance Code. Under the German Corporate Governance Code a well justified deviation from a recommendation may be in the interest of good corporate governance. A convenience translation of our most recent annual "Declaration of Compliance" will be posted on our web site, www.freseniusmedicalcare.com in the section "Corporate Governance" of the Investor Relations page under "Declaration of Compliance" together with our declarations for prior years.

Some of the German Corporate Governance Code's recommendations address the independence and qualifications of supervisory board members. Specifically, the German Corporate Governance Code recommends that the supervisory board shall specify concrete objectives regarding its composition and shall prepare a profile of skills and expertise. The objectives regarding its composition shall, inter alia, also take into account potential conflicts of interest. Further, information shall be provided about what the supervisory board regards as the appropriate number of independent supervisory board members, and the names of those members. Our independent Supervisory Board members within the meaning of the German Corporate Governance Code are Mr. Rolf A. Classon, Mr. William P. Johnston, Dr. Dorothea Wenzel, Ms. Pascale Witz and Prof. Dr. Gregor Zünd. Similarly, if a substantial and not merely temporary conflict of interest between a company and a member of its supervisory board arises, the German Corporate Governance Code recommends that the term of that member be terminated. The German Corporate Governance Code further recommends that at any given time not more than two former members of the management board shall serve on the supervisory board. The Company's Supervisory Board includes three members who also serve on the supervisory board of the General Partner, two of whom serve on our Audit and Governance Committee and are independent under a specific provision of SEC Rule 10A-3 and NYSE rule 303A.06 (the audit committee rules of the SEC and the NYSE, respectively) relating to such dual board service. While we are exempt from both the NYSE requirement to have a majority of independent directors on our Supervisory Board and the independence criteria in the NYSE governance rules in addition to those in the audit committee rule, our pooling agreement requires that at least one-third (but not less than two) members of the General Partner's supervisory board be "independent" within the meaning of the pooling agreement. See Item 6.A, "Directors, senior management and employees – Directors and senior management – The General Partner's Supervisory Board" and "Description of the pooling agreement" above. We are not subject to the disclosure requirements of the SEC proxy rules, which require U.S. issuers to include in SEC filings a discussion of the specific experience, qualifications, attributes or skills that led to directors' inclusion as board members. However, under the German Corporate Governance Code, the composition of the supervisory board has to ensure that its members collectively have the knowledge, skills, and professional expertise required to properly perform all duties.

Recommendations of the German Corporate Governance Code with which we do not currently comply include Code number 4.2.3 paragraph 2 sentence 6 and Code number 4.2.5 paragraph 3 of the German Corporate Governance Code pursuant to which the amount of compensation for Management Board members shall be capped, both overall and for variable compensation components, and the maximum and minimum achievable compensation for variable compensation components shall be presented for each individual member of the Management Board in the compensation report by using corresponding model tables. The service agreements with members of the Management Board do not provide for caps regarding specific amounts for all compensation components and accordingly not for caps regarding specific amounts for the overall compensation. The performance-oriented short-term compensation (the variable bonus) is capped. As regards stock options, phantom stock and performance shares as compensation components with long-term incentives, the service agreements with members of the Management Board do provide for a possibility of limitation but not for caps regarding specific amounts. Introducing caps regarding specific amounts in relation to such stock-based compensation components would contradict the basic idea of the members of the Management Board participating appropriately in the economic risks and opportunities of the Company. Instead of that, we pursue a flexible concept considering each individual case. In situations of extraordinary developments in relation to the stock-based compensation which are not related to the performance of the Management Board, the stock-based compensation may be capped. Irrespective thereof, we continue to present the compensation system and the amounts paid to members of the Management Board in the compensation report in a comprehensive and transparent manner. The compensation report includes tables relating to the value of the benefits granted as well as to the allocation in the year under review which follow the structure and largely also the specifications of the model tables.

Furthermore, we do not fully comply with Code number 4.2.3 paragraph 4 of the German Corporate Governance Code according to which care shall be taken to ensure that payments made to a Management Board member on premature termination of his/her contract, including fringe benefits, do not exceed the value of two years' compensation (severance payment cap) and compensate no more than the remaining term of the employment contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and, if appropriate, also the expected total compensation for the current financial year. The employment contracts of the members of the Management Board do not contain severance payment arrangements for the case of premature termination of the contract and consequentially do partially not contain a limitation of any severance payment amount insofar. Uniform severance payment arrangements of this kind would contradict the concept practiced by us in accordance with the AktG according to which employment contracts of the members of the Management Board are, in principle, concluded for the period of their appointment. They would also not allow for a well-balanced assessment in the individual case.

Pursuant to Code number 5.1.2 paragraph 2 sentence 3 of the German Corporate Governance Code, an age limit shall be specified for members of the Management Board. As in the past, we will refrain from determining an age limit for members of the Management Board in the future. Complying with this recommendation would unduly limit the selection of qualified candidates.

Finally, pursuant to Code number 5.4.1 paragraph 2 and paragraph 3 of the German Corporate Governance Code, the Supervisory Board shall specify concrete objectives regarding its composition and shall prepare a profile of skills and expertise for the entire Supervisory Board. Within the company-specific situation the composition of the Supervisory Board shall reflect appropriately the international activities of the company, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2, an age limit and a regular limit to Supervisory Board members' term of office, both to be specified, as well as diversity. Proposals by the Supervisory Board to the General Meeting shall take these targets into account, while simultaneously aiming at fulfilling the profile of skills and expertise of the entire Supervisory Board. The status of the implementation shall be published in the Corporate Governance Report. These recommendations are partly not met. The composition of the Supervisory Board needs to be aligned to the enterprise's interest and has to ensure the effective supervision and consultation of the Management Board. Hence, it is a matter of principle and of prime importance that each member is suitably qualified. When discussing its election proposals to the General Meeting, the Supervisory Board will take into account the international activities of the enterprise, potential conflicts of interest, the number of independent Supervisory Board members within the meaning of Code number 5.4.2, and diversity, while simultaneously aiming at fulfilling the profile of skills and expertise of the entire Supervisory Board. In the enterprise's interest not to limit the selection of qualified candidates in a general way, the Supervisory Board, however, confines itself to pursue self-defined targets for the representation of female Supervisory Board members and particularly refrains from an age limit and from a duration limit on the term of membership. Instead, the Supervisory Board shall also consist of members with long-term experience and thus individuals who are generally older in order to ensure a balanced ratio of Supervisory Board members of diverse age and various terms of membership.

Pursuant to the act on the equal participation of women and men in executive positions in private companies, the Supervisory Board of Fresenius Medical Care AG & Co. KGaA is required to define targets for the inclusion of women on the Supervisory Board as well as an adequate implementation period to achieve these targets. The Supervisory Board of Fresenius Medical Care AG & Co. KGaA resolved to set the target for women as Supervisory Board members at two until June 30, 2017. By resolution passed on May 9, 2017, the Supervisory Board of Fresenius Medical Care AG & Co. KGaA has set this target at 30% and has defined an implementation period ending on May 9, 2022. With Dr. Dorothea Wenzel and Ms. Pascale Witz serving as members of the Supervisory Board of Fresenius Medical Care & Co. KGaA, the Supervisory Board is currently achieving its target. See Item 6, "Directors, senior management and employees." The legislation does not require that companies in our legal form define targets for women's participation on the Management Board.

As noted in the Introduction, as a company listed on the NYSE, we are required to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act. The NYSE's listing standards applicable to U.S. domestic listed companies, which do not apply to us, require that such companies also maintain a nominating committee to select nominees to the board of directors and a compensation committee, each consisting solely of directors who are "independent" as defined in the NYSE's governance rules.

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

Pursuant to Section 319a paragraph 3 of the German Commercial Code, the audit committee is responsible for the pre-approval of legally permitted non-audit services by the auditor. Under the German Corporate Governance Code, the audit committee shall – unless another committee is entrusted therewith – also handle, inter alia, the monitoring of the accounting and the accounting process, the effectiveness of the internal control system, the audit and compliance. Most of these functions are also the responsibility of the audit committee under the NYSE and SEC audit committee rules. Our Audit and Corporate Governance Committee within the Supervisory Board, which functions in each of these areas, also serves as our audit committee as required by SEC Rule 10A-3 and the NYSE rules. It also conducted, with the assistance of independent counsel, an investigation into allegations of conduct in countries outside the U.S. and Germany that resulted in the U.S. government seeking monetary penalties including disgorgement of profits and other remedies, and with respect to which, on March 29, 2019, we entered into a non-prosecution agreement with the U.S. Department of Justice and a separate agreement with the SEC intended to resolve fully and finally the government's claims against the Company arising from the investigations. See "Item 15.B. Management's annual report on internal control over financial reporting" and note 22 of the notes to our consolidated financial statements included in this report.

In practice, the supervisory boards of many German companies have also constituted other committees to facilitate the work of the supervisory board. For example, a presidential committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Under the NYSE compensation committee rule, as adopted to implement SEC Rule 10C-1 adopted under the Dodd-Frank Act, NYSE-listed companies must maintain a compensation committee consisting solely of independent directors. Unlike the SEC Audit Committee Rule, which identifies specific factors that preclude independence, under Rule 10C-1, independence is to be determined considering all relevant factors. Under the NYSE rules, foreign private issuers such as FMC-AG & Co. KGaA continue to be exempt from all requirements to maintain an independent compensation committee. At the present time, we do not maintain a compensation committee. These functions are carried out by our General Partner's supervisory board, as a whole, assisted with respect to compensation matters by its Human Resources Committee which is also responsible for the tasks of a compensation committee. See Item 6.B, "Directors, senior management and employees – Compensation – Compensation of the Management Board" and Item 6.C, "Directors, senior management and employees – Board practices." We have also established a nomination committee and the Joint Committee (Gemeinsamer Ausschuss), the latter being a joint committee of Management AG and FMC-AG & Co. KGaA consisting of two members of each supervisory board to advise and decide on certain extraordinary management measures.

For information regarding the members of our Audit and Corporate Governance Committee as well as the functions of the Audit and Corporate Governance Committee, the Joint Committee, the Nomination Committee, and our General Partner's Regulatory and Reimbursement Assessment Committee, see Item 6.C, "Directors, senior management and employees – Board practices."

Item 16H.    Mine safety disclosure

Not applicable.

Part III

Item 17.    Financial statements

Not applicable. See "Item 18. Financial statements."

Item 18.    Financial statements

The information called for by this item commences on Page F-1.

Item 19.    Exhibits

A listing of our exhibits can be found immediately following the notes to the consolidated financial statements included in this report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: February 20, 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
By:	/s/ RICE POWELL

Name:	Rice Powell
Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ HELEN GIZA

Name:	Helen Giza
Title:	Chief Financial Officer and member of the Management Board of the General Partner

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of
Fresenius Medical Care AG & Co. KGaA:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2020 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principles

As discussed in Note 1 y) to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Also, as discussed in Note 1 k) and Note 1 h) to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers and financial instruments as of January 1, 2018 due to the adoption of IFRS 15, Revenue From Contracts With Customers, and IFRS 9, Financial Instruments, respectively.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of goodwill impairment assessment—Latin America

As discussed in Note 11 to the Company's consolidated financial statements, the goodwill balance as of December 31, 2019 was €14,017,255 thousand, representing approximately 43% of total assets. The goodwill associated with the Latin America cash-generating unit ("CGU") was €195,069 thousand. The Company performs an impairment test of goodwill on an annual basis for each cash-generating unit ("CGU") or more frequently if the Company becomes aware of events that occur or if circumstances change that would indicate the carrying value may not be recoverable. The recoverable amount is determined as value in use using a discounted cash flow method, based on the expected cash flows of the CGU.

We identified the evaluation of goodwill impairment assessment of the Latin America CGU as a critical audit matter. A high degree of subjective auditor judgment was needed in evaluating the Company's significant assumptions, including the revenue growth and residual value growth rates, the operating income margins and the after-tax weighted average cost of capital ("WACC") used to calculate the value in use.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls relating to the Company's goodwill impairment assessment process, including controls over the determination of the estimated revenue growth and residual value growth rates, operating income margins and the after-tax WACC. We compared the Company's historical forecasted budgets with the actual results to assess the Company's ability to accurately forecast. We also assessed the revenue growth and residual value growth rates, and operating income margins by comparing the development of those assumptions to underlying documentation, including patient growth. We performed sensitivity analyses over the revenue growth and residual value growth rates, operating income margin, and the after-tax WACC to evaluate the impact of changes on the recoverable amount. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in (1) evaluating the Company's after-tax WACC, by comparing it against an after-tax WACC range that was independently developed using publicly available data for comparable entities; and (2) developing an estimate of the recoverable amount using the cash flow forecast for the Latin America CGU and the independently developed after-tax WACC range and comparing the result to the Company's carrying amount.

Assessment of the valuation of the technology intangible assets acquired through NxStage purchase

As discussed in Note 3 to the consolidated financial statements, the Company completed its acquisition of NxStage Medical, Inc. ("NxStage") on February 21, 2019. The total acquisition value of this business combination, net of cash acquired, was $1,976,236 thousand (€1,740,563 thousand at date of closing). The transaction was accounted for using the acquisition method of accounting for business combinations, and the fair value of the technology intangible assets acquired was $660,300 thousand.

We identified the assessment of the valuation of the technology intangible assets acquired through the NxStage purchase as a critical audit matter. Due to the estimation uncertainty, there was a high degree of complex auditor judgment and specialized skills and knowledge required in evaluating the fair value of the technology intangible assets, specifically, assumptions relating to revenue growth rates, cost of goods sold as a percentage of revenue ("gross margin") adjusted for market participant synergy assumptions associated with manufacturing savings.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls relating to the valuation of the acquired technology intangible assets, including controls over the development of the significant assumptions listed above. We evaluated the Company's revenue growth rate and gross margin by comparing those assumptions to the historical revenue and gross margin results of the acquired business and those of the Company's comparable entities and industry reports within the medical device and healthcare industry. We tested forecasted synergies associated with manufacturing savings by (i) examining the underlying invoices and unit prices in the perpetual inventory listing for select products; (ii) inspecting the Company's meeting presentations discussing detailed plans for a selection of product improvements; and (iii) comparing expected volumes to be produced to actual production volume in the current year.

We have served as the Company's auditor since 1996.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
February 20, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of
Fresenius Medical Care AG & Co. KGaA:

Opinion on Internal Control Over Financial Reporting

We have audited Fresenius Medical Care AG & Co. KGaA's and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 20, 2020 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to revenue recognition specific to estimating the transaction price on certain fee-for-service revenue arrangements, has been identified and included in management's assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

The Company acquired NxStage Medical, Inc. ("NxStage") on February 21, 2019, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2019, NxStage's internal control over financial reporting associated with less than 1% of consolidated total assets, excluding goodwill and intangible assets recorded in connection with the acquisition, and less than 1% of consolidated revenues in the consolidated financial statements of the Company as of and for the year ended December 31, 2019. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of NxStage.

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
February 20, 2020

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of income
in € thousands ("THOUS"), except per share data

	Note	2019	2018	2017
Revenue:
Health care services		13,872,219	13,264,289	14,531,636
Health care products		3,604,336	3,282,584	3,251,936

	4a, 26	17,476,555	16,546,873	17,783,572
Costs of revenue:
Health care services		10,483,822	9,899,714	10,347,512
Health care products		1,596,882	1,492,416	1,417,806

		12,080,704	11,392,130	11,765,318
Gross profit		5,395,851	5,154,743	6,018,254
Operating (income) expenses:
Selling, general and administrative	4b	3,060,732	2,885,220	3,637,780
(Gain) loss related to divestitures of Care Coordination activities	4c	(28,788)	(809,003)	(25,763)
Research and development	4d	168,028	114,074	110,997
Income from equity method investees	26	(73,679)	(73,346)	(67,199)

Operating income		2,269,558	3,037,798	2,362,439
Other (income) expense:
Interest income	4g	(61,617)	(147,409)	(51,375)
Interest expense	4g	491,061	448,471	416,199

Income before income taxes		1,840,114	2,736,736	1,997,615
Income tax expense	4h	401,614	511,079	443,081
Net income		1,438,500	2,225,657	1,554,534
Net income attributable to noncontrolling interests		238,881	243,733	274,746

Net income attributable to shareholders of FMC-AG &Co. KGaA		1,199,619	1,981,924	1,279,788

Basic earnings per share	19	3.96	6.47	4.17

Diluted earnings per share	19	3.96	6.45	4.16

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income
in € THOUS

	Note	2019	2018	2017
Net income		1,438,500	2,225,657	1,554,534
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Actuarial gains (losses) on defined benefit pension plans	16,24	(99,613)	(28,070)	6,840
Income tax (expense) benefit related to components of other comprehensive income not reclassified	24	30,245	7,713	(27,393)

		(69,368)	(20,357)	(20,553)

Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	24	263,835	327,317	(1,284,173)
Gain (loss) related to cash flow hedges(1)	23,24	(11,633)	23,560	27,983
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	24	2,674	(6,734)	(8,407)

		254,876	344,143	(1,264,597)

Other comprehensive income (loss), net of tax		185,508	323,786	(1,285,150)

Total comprehensive income		1,624,008	2,549,443	269,384
Comprehensive income attributable to noncontrolling interests		259,184	285,691	150,611

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA		1,364,824	2,263,752	118,773

(1)
Including cost of hedging in the amount of €(1,962) and €(1,335) for the twelve months ended December 31, 2019 and 2018.

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets
in € THOUS, except share data

	Note	2019	2018
Assets
Cash and cash equivalents	6	1,007,723	2,145,632
Trade accounts and other receivables	7	3,421,346	3,231,500
Accounts receivable from related parties	5	159,196	198,868
Inventories	8	1,663,278	1,466,803
Other current assets	9	913,603	804,083

Total current assets		7,165,146	7,846,886
Property, plant and equipment	10	4,190,281	3,836,010
Right-of-use assets	21	4,325,115	—
Intangible assets	11	1,426,330	681,331
Goodwill	11	14,017,255	12,209,606
Deferred taxes	4h	361,196	345,686
Investment in equity method investees		696,872	649,780
Other non-current assets		752,540	672,969

Total non-current assets		25,769,589	18,395,382

Total assets		32,934,735	26,242,268

Liabilities
Accounts payable		716,526	641,271
Accounts payable to related parties	5	118,663	153,781
Current provisions and other current liabilities	12	2,812,419	2,904,288
Short-term debt	13	1,149,988	1,205,294
Short-term debt from related parties	13	21,865	188,900
Current portion of long-term debt	14	1,447,239	1,106,519
Current portion of long-term lease liabilities	21	622,227	—
Current portion of long-term lease liabilities from related parties	5	16,514	—
Income tax payable		101,793	68,229

Total current liabilities		7,007,234	6,268,282
Long-term debt, less current portion	14	6,458,318	5,045,515
Long-term lease liabilities, less current portion	21	3,959,865	—
Long-term lease liabilities from related parties, less current portion	5	106,432	—
Non-current provisions and other non-current liabilities	15	668,747	750,738
Pension liabilities	16	689,195	551,930
Income tax payable		78,005	97,324
Deferred taxes	4h	739,702	626,521
Total non-current liabilities		12,700,264	7,072,028

Total liabilities		19,707,498	13,340,310

Shareholders' equity:
Ordinary shares, no par value, €1.00 nominal value, 374,165,226 shares authorized, 304,436,876 issued and 298,329,247 outstanding as of December 31, 2019 and 384,822,972 shares authorized, 307,878,652 issued and 306,878,701 outstanding as of December 31, 2018	17	304,437	307,879
Treasury stock, at cost	17	(370,502)	(50,993)
Additional paid-in capital	17	3,607,662	3,873,345
Retained earnings	17	9,454,861	8,831,930
Accumulated other comprehensive income (loss)	24	(1,038,545)	(1,203,750)

Total FMC-AG & Co. KGaA shareholders' equity		11,957,913	11,758,411
Noncontrolling interests	17	1,269,324	1,143,547

Total equity		13,227,237	12,901,958

Total liabilities and equity		32,934,735	26,242,268

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows
in € THOUS

	Note	2019	2018	2017
Operating activities
Net income		1,438,500	2,225,657	1,554,534
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	10, 11, 21, 26	1,593,160	789,566	735,479
Change in deferred taxes, net		64,266	89,171	(203,046)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		(99,074)	(807,106)	(94,123)
Compensation expense related to share-based plans	20	1,992	10,745	46,811
Cash inflow (outflow) from hedging		(12,744)	—	—
Investments in equity method investees, net		(27,657)	(28,369)	(57,009)
Interest expense, net	4 g	429,444	301,062	364,824
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables		(105,828)	(164,685)	(131,676)
Inventories		(117,504)	(157,092)	(62,692)
Other current and non-current assets		(46,132)	(12,561)	227,490
Accounts receivable from related parties		41,717	(5,805)	32,614
Accounts payable to related parties		(35,861)	4,480	(110,375)
Accounts payable, provisions and other current and non-current liabilities		(128,906)	(84,561)	222,302
Paid interest		(470,223)	(311,971)	(340,632)
Received interest		49,453	56,809	37,601
Income tax payable		380,067	514,957	644,866
Paid income taxes		(387,719)	(358,386)	(675,157)

Net cash provided by (used in) operating activities		2,566,951	2,061,911	2,191,811

Investing activities
Purchases of property, plant and equipment		(1,124,791)	(1,057,276)	(944,460)
Proceeds from sale of property, plant and equipment		11,535	54,529	103,225
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	3, 25	(2,232,671)	(925,267)	(565,694)
Proceeds from divestitures	3, 25	59,940	1,682,975	415,388

Net cash provided by (used in) investing activities		(3,285,987)	(245,039)	(991,541)

Financing activities
Proceeds from short-term debt		737,409	650,634	443,996
Repayments of short-term debt		(807,807)	(205,790)	(241,309)
Proceeds from short-term debt from related parties		281,200	217,646	122,079
Repayments of short-term debt from related parties		(448,311)	(37,746)	(116,079)
Proceeds from long-term debt		3,460,805	612,388	582,311
Repayments of long-term debt		(2,217,005)	(1,076,204)	(1,099,329)
Repayments of lease liabilities		(671,403)	—	—
Repayments of lease liabilities from related parties		(16,340)	—	—
Increase (decrease) of accounts receivable securitization program		381,430	(298,912)	157,564
Proceeds from exercise of stock options		15,864	47,404	47,591
Purchase of treasury stock	17	(599,796)	(37,221)	(57,938)
Dividends paid	17	(354,636)	(324,838)	(293,973)
Distributions to noncontrolling interests		(296,168)	(296,293)	(386,340)
Contributions from noncontrolling interests		68,125	67,196	42,797

Net cash provided by (used in) financing activities		(466,633)	(681,736)	(798,630)

Effect of exchange rate changes on cash and cash equivalents		47,760	32,387	(132,413)
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(1,137,909)	1,167,523	269,227
Cash and cash equivalents at beginning of period		2,145,632	978,109	708,882

Cash and cash equivalents at end of period	6	1,007,723	2,145,632	978,109

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders' equity
in € THOUS, except share data

								Accumulated other comprehensive income (loss)
		Ordinary shares		Treasury stock							Total FMC-AG & Co. KGaA shareholders' equity
	Note	Number of shares	No par value	Number of shares	Amount	Additional paid in capital	Retained earnings	Foreign currency translation	Cash flow hedges	Pensions		Noncontrolling interests	Total equity
Balance at December 31, 2016		307,221,791	307,222	(999,951)	(50,993)	3,960,115	6,085,876	(26,019)	(38,107)	(260,437)	9,977,657	1,073,475	11,051,132

Proceeds from exercise of options and related tax effects	20	889,209	889	—	—	42,944	—	—	—	—	43,833	—	43,833
Compensation expense related to stock options	20	—	—	—	—	11,736	—	—	—	—	11,736	—	11,736
Purchase of treasury stock	17	—	—	(660,000)	(57,938)	—	—	—	—	—	(57,938)	—	(57,938)
Dividends paid	17	—	—	—	—	—	(293,973)	—	—	—	(293,973)	—	(293,973)
Purchase/ sale of noncontrolling interests		—	—	—	—	(45,550)	—	—	—	—	(45,550)	28,421	(17,129)
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(244,423)	(244,423)
Noncontrolling interests subject to put provisions	23	—	—	—	—	—	65,564	—	—	—	65,564	—	65,564
Net Income		—	—	—	—	—	1,279,788	—	—	—	1,279,788	274,746	1,554,534
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	(1,177,885)	195	17,652	(1,160,038)	(124,135)	(1,284,173)
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	19,576	—	19,576	—	19,576
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(20,553)	(20,553)	—	(20,553)

Comprehensive income		—	—	—	—	—	—	—	—	—	118,773	150,611	269,384

Balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,137,255	(1,203,904)	(18,336)	(263,338)	9,820,102	1,008,084	10,828,186

Adjustment due to initial application of IFRS 9		—	—	—	—	—	(5,076)	—	—	—	(5,076)	—	(5,076)
Adjusted balance at December 31, 2017		308,111,000	308,111	(1,659,951)	(108,931)	3,969,245	7,132,179	(1,203,904)	(18,336)	(263,338)	9,815,026	1,008,084	10,823,110
Proceeds from exercise of options and related tax effects	20	858,652	859	—	—	37,918	—	—	—	—	38,777	—	38,777
Compensation expense related to stock options	20	—	—	—	—	6,713	—	—	—	—	6,713	—	6,713
Purchase of treasury stock	17	—	—	(431,000)	(37,221)	—	—	—	—	—	(37,221)	—	(37,221)
Withdrawal of treasury stock	17	(1,091,000)	(1,091)	1,091,000	95,159	(94,068)	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(324,838)	—	—	—	(324,838)	—	(324,838)
Purchase/ sale of noncontrolling interests		—	—	—	—	(46,463)	—	—	—	—	(46,463)	63,939	17,476
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(214,167)	(214,167)
Noncontrolling interests subject to put provisions	23	—	—	—	—	—	42,665	—	—	—	42,665	—	42,665
Net Income		—	—	—	—	—	1,981,924	—	—	—	1,981,924	243,733	2,225,657
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	292,431	(18)	(7,054)	285,359	41,958	327,317
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	16,826	—	16,826	—	16,826
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(20,357)	(20,357)	—	(20,357)

Comprehensive income		—	—	—	—	—	—	—	—	—	2,263,752	285,691	2,549,443

Balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,831,930	(911,473)	(1,528)	(290,749)	11,758,411	1,143,547	12,901,958

Adjustment due to initial application of IFRS 16		—	—	—	—	—	(120,809)	—	—	—	(120,809)	(15,526)	(136,335)
Adjusted balance at December 31, 2018		307,878,652	307,879	(999,951)	(50,993)	3,873,345	8,711,121	(911,473)	(1,528)	(290,749)	11,637,602	1,128,021	12,765,623
Proceeds from exercise of options and related tax effects	20	328,996	329	—	—	16,866	—	—	—	—	17,195	—	17,195
Compensation expense related to stock options	20	—	—	—	—	1,992	—	—	—	—	1,992	—	1,992
Purchase of treasury stock	17	—	—	(8,878,450)	(589,305)	—	—	—	—	—	(589,305)	—	(589,305)
Withdrawal of treasury stock	17	(3,770,772)	(3,771)	3,770,772	269,796	(266,025)	—	—	—	—	—	—	—
Dividends paid	17	—	—	—	—	—	(354,636)	—	—	—	(354,636)	—	(354,636)
Purchase/ sale of noncontrolling interests		—	—	—	—	(18,516)	—	—	—	—	(18,516)	102,341	83,825
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	—	(220,222)	(220,222)
Noncontrolling interests subject to put provisions	23	—	—	—	—	—	(101,243)	—	—	—	(101,243)	—	(101,243)
Net Income		—	—	—	—	—	1,199,619	—	—	—	1,199,619	238,881	1,438,500
Other comprehensive income (loss) related to:
Foreign currency translation	24	—	—	—	—	—	—	246,486	27	(2,981)	243,532	20,303	263,835
Cash flow hedges, net of related tax effects	24	—	—	—	—	—	—	—	(8,959)	—	(8,959)	—	(8,959)
Pensions, net of related tax effects	16	—	—	—	—	—	—	—	—	(69,368)	(69,368)	—	(69,368)

Comprehensive income		—	—	—	—	—	—	—	—	—	1,364,824	259,184	1,624,008

Balance at December 31, 2019		304,436,876	304,437	(6,107,629)	(370,502)	3,607,662	9,454,861	(664,987)	(10,460)	(363,098)	11,957,913	1,269,324	13,227,237

The following notes are an integral part of the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in THOUS, except share and per share data)

1.     The Company, basis of presentation and significant accounting policies

The Company

Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA" or the "Company"), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe, is the world's largest kidney dialysis company, based on publicly reported revenue and number of patients treated. The Company provides dialysis treatment and related dialysis care services to persons who suffer from End-Stage Renal Disease ("ESRD"), as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products, which includes dialysis and non-dialysis products. The Company's dialysis products include hemodialysis machines, peritoneal cyclers, dialyzers, peritoneal solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals and systems for water treatment. The Company's non-dialysis products include acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company describes certain of its other health care services as "Care Coordination." Care Coordination currently includes, but is not limited to, value and risk-based arrangements, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology services, urgent care services and ambulant treatment services. All of these Care Coordination services together with dialysis care and related services represent the Company's health care services.

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

Basis of presentation

The consolidated financial statements and other financial information included in the Company's Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), using the euro as the Company's reporting currency. At December 31, 2019, there were no IFRS or International Financial Reporting Interpretations Committee ("IFRIC") interpretations as endorsed by the European Union relevant for reporting that differed from IFRS as issued by the IASB.

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

Starting on July 1, 2018, the Company's subsidiaries in Argentina applied IAS 29, Financial Reporting in Hyperinflationary Economies, due to the inflation in Argentina. Pursuant to IAS 29, the Company recorded a loss on its net monetary position of €23,672 for the year ended December 31, 2019 (2018: €12,297). The Company calculated the loss with the use of the Consumer Price Index (Índice de precios al consumidor) as published by the Argentine Statistics and Census Institute for the year ended December 31, 2019, which lists the level at 283.4 index points, a 54% increase since January 1, 2019.

As a result of the implementation of IFRS 16, Leases, the Company updated its accounting policies. Refer to "Significant accounting policies – f) Leases" and "– y) Recent pronouncements" below for further details on the updated policies.

In the consolidated statements of income "Research and development" expense in the amount of €19,541 and €19,707 for the years ended December 31, 2018 and 2017, respectively, has been reclassified to "Selling, general and administrative" expense to conform to the current year's presentation.

In the consolidated balances sheets, receivables from ESRD Seamless Care Organizations ("ESCOs") in the amount of €106,206 as of December 31, 2018 have been reclassified from line item "Trade accounts and other receivables" to line item "Accounts receivable from related parties" to conform to the current year's presentation. Additionally, the corresponding receivables have been reclassified within the consolidated statements of cash flows from line item "Trade accounts and other receivables" to line item "Accounts receivable from related parties" in the amount of €24,181 and €62,411 for the periods ended December 31, 2018 and 2017, respectively, to conform to the current year's presentation.

As of December 31, 2018, "Property, plant and equipment" included leased fixed assets of €36,402 recognized in accordance with IAS 17, Leases. These are transferred to the line item "Right-of-use assets" as of the beginning of fiscal year 2019.

As of December 31, 2018, "Current portion of long-term debt" included current lease liabilities from capital leases in accordance with IAS 17 of €9,387. From 2019, these are included in the balance sheet item "Current portion of long-term lease liabilities."

As of December 31, 2018, "Long-term debt, less current portion" included non-current lease liabilities from capital leases in accordance with IAS 17 of €26,757. From 2019, these are included in the balance sheet item "Long-term lease liabilities, less current portion."

In the consolidated statement of cash flows, in the comparative information for the period from January 1, 2018 to December 31, 2018, impairment losses in the amount of €64,719 have been reclassified from line item "Other current and non-current assets" to line item "Depreciation, amortization and impairment loss" to conform to the current year's presentation.

In the consolidated statement of cash flows, in the comparative information for the periods from January 1, 2018 to December 31, 2018, and from January 1, 2017 to December 31, 2017, the line item "Repayments of long-term debt" included repayments of lease liabilities from capital leases in accordance with IAS 17 of €10,015 and €11,717, respectively. In the previous periods this line item was labeled as "Repayments of long-term debt and capital lease obligations." From 2019, these repayments are included in the line item "Repayments of lease liabilities" in accordance with IFRS 16.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Certain other items in the prior year's comparative consolidated financial statements have been adjusted to conform to the current year's presentation.

At February 19, 2020, the Management Board authorized the consolidated financial statements for issue and passed it through to the Supervisory Board for review and authorization.

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

The Company writes put options on NCI mainly for dialysis clinics in which nephrologists or nephrology groups own an equity interest. While in certain of the dialysis clinics the Company is generally the majority owner, other non-affiliated parties, such as groups of nephrologists or a single nephrologist, hold an NCI position. Generally, the put options associated with this business model are valid for an unlimited time. Accordingly, they do not constrain a long-term investment into a dialysis clinic by the NCI holder. The put options provide for settlement in cash. For these put options, IAS 32, Financial Instruments: Presentation ("IAS 32") paragraph 23 requires the Company to recognize a liability for the present value of the exercise price of the option. The potential purchase price liability is recorded in other current provisions and other current liabilities and other non-current provisions and other non-current liabilities at fair value at the balance sheet date. The exercise price of the option is generally based on fair value which is approximated by a multiple of earnings, e.g. a multiple of the proportionate earnings before interest, taxes, depreciation and amortization of the dialysis clinic, and is therefore affected by the periodic changes in the profitability of such a clinic. The Company believes the accounting treatment of the change in fair value of the put

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

liability under IFRS to this date has not been finally clarified. In the absence of an IFRS that specifically applies to the accounting for put options on NCI, the Company, in line with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8") paragraph 10, applied the present access method. According to the present access method, NCI are further recorded in equity. The initial recognition of the purchase price liability, as well as valuation differences, is recorded neutral to profit or loss in equity (see note 1 h). This presentation results in information that is relevant to the economic decision-making needs of users and to provide reliable financial information as the Company sees these NCI with written put options as equity holders and accordingly attributes net income to NCI.

The consolidated financial statements for 2019 include FMC-AG & Co. KGaA as well as 2,215 companies. In 2019, 51 companies were accounted for by the equity method. During 2019, 195 companies were first-time consolidations and 16 companies were deconsolidated.

The complete list of participations in affiliated and associated companies of FMC-AG & Co. KGaA will be submitted to the electronic Federal Gazette and the electronic companies register.

For 2019, the following fully consolidated German subsidiaries of the Company will apply the exemption provided in Section 264 (3) or Section 264b of the HGB and therefore will be exempt from applying certain legal requirements to prepare notes to the statutory standalone financial statements and a management report as well as the requirements of an independent audit and public disclosure.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Companies exempt from applying certain legal requirements
Name of the company	Registered office of the company
Ärztliches Versorgungszentrum Ludwigshafen GmbH im Lusanum	Ludwigshafen am Rhein, Germany
DiZ München Nephrocare GmbH	Munich, Germany
ET Software Developments GmbH	Heidelberg, Germany
Fresenius Medical Care Beteiligungsgesellschaft mbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care EMEA Management GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Frankfurt am Main GmbH	Frankfurt am Main, Germany
Fresenius Medical Care GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Investment GmbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Beteiligungsgesellschaft mbH	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care US Zwei Vermögensverwaltungs GmbH & Co. KG	Bad Homburg v. d. Höhe, Germany
Fresenius Medical Care Ventures GmbH	Bad Homburg v. d. Höhe, Germany
Medizinisches Versorgungszentrum Berchtesgaden GmbH	Berchtesgaden, Germany
MVZ Gelsenkirchen-Buer GmbH	Gelsenkirchen, Germany
Nephrocare Ahrensburg GmbH	Ahrensburg, Germany
Nephrocare Augsburg GmbH	Augsburg, Germany
Nephrocare Berlin-Weißensee GmbH	Berlin, Germany
Nephrocare Betzdorf GmbH	Betzdorf, Germany
Nephrocare Bielefeld GmbH	Bielefeld, Germany
Nephrocare Buchholz GmbH	Buchholz, Germany
Nephrocare Daun GmbH	Daun, Germany
Nephrocare Deutschland GmbH	Bad Homburg v. d. Höhe, Germany
Nephrocare Döbeln GmbH	Döbeln, Germany
Nephrocare Dortmund, GmbH	Dortmund, Germany
Nephrocare Friedberg GmbH	Friedberg, Germany
Nephrocare Grevenbroich GmbH	Grevenbroich, Germany
Nephrocare Hagen GmbH	Hagen, Germany
Nephrocare Hamburg-Altona GmbH	Hamburg, Germany
Nephrocare Hamburg-Barmbek GmbH	Hamburg, Germany
Nephrocare Hamburg-Süderelbe GmbH	Hamburg, Germany
Nephrocare Ingolstadt GmbH	Ingolstadt, Germany
Nephrocare Kaufering GmbH	Kaufering, Germany
Nephrocare Krefeld GmbH	Krefeld, Germany
Nephrocare Lahr GmbH	Lahr, Germany
Nephrocare Leverkusen GmbH	Leverkusen, Germany
Nephrocare Ludwigshafen GmbH	Ludwigshafen am Rhein, Germany
Nephrocare Mannheim GmbH	Mannheim, Germany
Nephrocare Mönchengladbach GmbH	Mönchengladbach, Germany
Nephrocare Mühlhausen GmbH	Mühlhausen, Germany
Nephrocare München-Ost GmbH	Munich, Germany
Nephrocare Münster GmbH	Münster, Germany
Nephrocare MVZ Aalen GmbH	Aalen, Germany
Nephrocare Oberhausen GmbH	Oberhausen, Germany
Nephrocare Papenburg GmbH	Papenburg, Germany
Nephrocare Pirmasens GmbH	Pirmasens, Germany
Nephrocare Püttlingen GmbH	Püttlingen, Germany
Nephrocare Recklinghausen GmbH	Recklinghausen, Germany
Nephrocare Rostock GmbH	Rostock, Germany
Nephrocare Salzgitter GmbH	Salzgitter, Germany
Nephrocare Schrobenhausen GmbH	Schrobenhausen, Germany
Nephrocare Starnberg GmbH	Starnberg, Germany
Nephrocare Wetzlar GmbH	Wetzlar, Germany
Nephrocare Witten GmbH	Witten, Germany
Nephrologisch-Internistische Versorgung Ingolstadt GmbH	Ingolstadt, Germany
Nova Med GmbH Vertriebsgesellschaft für medizinischtechnische Geräte und Verbrauchsartikel	Bad Homburg v. d. Höhe, Germany
VIVONIC GmbH	Sailauf, Germany
Zentrum für Nieren- und Hochdruckkrankheiten Bensheim GmbH	Bensheim, Germany

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

e)    Property, plant and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation (see note 10). Maintenance and repair costs (day-to-day servicing) are expensed as incurred. The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing parts and major inspections if it is probable that the future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 4 to 50 years for buildings and improvements with a weighted average life of 14 years and 3 to 19 years for machinery and equipment with a weighted average life of 10 years. Internal use platform software that is integral to the computer equipment it supports is included in property, plant and equipment.

In fiscal years until 2018, prior to the implementation of IFRS 16, property, plant and equipment under capital leases was stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Equipment held under capital leases and leasehold improvements was amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

f)    Leases

A lease is defined as a contract that conveys the right to use an underlying asset for a period of time in exchange for consideration. A contract is or contains a lease if:

  •
  the underlying asset is identified in the contract, and

  •
  the customer has both the right to direct the identified asset's use and to obtain substantially all the economic benefits from that use.

Under IFRS 16, the Company is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments for almost all leases.

The Company decided not to apply the guidance within IFRS 16 to leases with a total maximum term of twelve months (short-term leases) and leases for underlying assets of low-value. These leases are exempt from balance sheet recognition and lease payments will be recognized as expenses over the lease term.

IFRS 16 is not applied to leases of intangible assets.

Lease liabilities

Lease liabilities are initially recognized at the present value of the following payments:

  •
  fixed lease payments (including in-substance fixed payments), less any lease incentives receivable,

  •
  variable lease payments (linked to an index or interest rate),

  •
  expected payments under residual value guarantees,

  •
  the exercise price of purchase options, where exercise is reasonably certain,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

  •
  lease payments in optional renewal periods, where exercise of extension options is reasonably certain, and

  •
  penalty payments for the termination of a lease, if the lease term reflects the exercise of the respective termination option.

Lease payments are discounted using the implicit interest rate underlying the lease if this rate can be readily determined. Otherwise, the incremental borrowing rate is used as the discount rate.

Lease liabilities are subsequently measured at amortised cost using the effective interest method. Furthermore, lease liabilities may be remeasured due to lease modifications or reassessments of the lease. A lease modification is any change in lease terms that was not part of the initial terms and conditions of the lease, including increases of the scope of the lease by adding the right to use one or more underlying assets or extending the contractual lease term, decreases of the scope of the lease by removing the right to use one or more underlying assets or shortening the contractual lease term or changes in the consideration. Reassessments are changes in estimates or changes triggered by a clause that was part of the initial lease contract, including changes in future lease payments arising from a change in an index or rate, change in the Company's estimate of the amount expected to be payable under residual value guarantees or change in the Company's assessment of whether it will exercise purchase, extension or termination options.

A lease modification is accounted for as a separate lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets and the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. Where a lease modification is accounted for as a separate lease, the respective new lease is recognized at the effective date of the modification based on the illustrated recognition and valuation principles with the initial lease remaining unchanged. Where a lease modification is not accounted for as a separate lease, the initial lease is remeasured.

For most reassessments and lease modifications that are not accounted for a separate lease, lease liabilities are remeasured by discounting the revised lease payments at a revised discount rate. For specific reassessments, the historical interest rate is used.

The revised discount rate is determined at the effective date of the lease modification or the reassessment. When lease liabilities are remeasured in this way, a corresponding remeasurement is made to the carrying amount of the right-of-use asset. Where a lease modification results in a decrease of the scope of the lease, any gain or loss is recognized in profit or loss to reflect the respective partial or full termination of the lease.

For lease contracts that include both lease and non-lease components that are not separable from lease components, no allocation is performed. Each lease component and any associated non-lease components are accounted for as a single lease.

Right-of-use assets

The Company recognises right-of-use asset at the commencement date of the respective lease. Right-of-use asset are stated at cost less accumulated depreciation. Upon initial recognition, cost comprises of:

  •
  the initial lease liability amount,

  •
  initial direct costs incurred when entering into the lease,

  •
  (lease) payments before commencement date of the respective lease, and

  •
  an estimate of costs to dismantle and remove the underlying asset,

  •
  less any lease incentives received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Right-of-use assets are depreciated over the shorter of the lease term or the useful life of the underlying asset using the straight-line method. Where a lease agreement includes a transfer of ownership at the end of the lease term or the exercise of a purchase option is deemed reasonably certain, right-of-use assets are depreciated over the useful life of the underlying asset using the straight-line method. In addition, right-of-use assets are reduced by impairment losses, if any, and adjusted for certain remeasurements.

For reassessments and lease modifications that are not accounted for as separate leases, a remeasurement corresponding to the respective remeasurement of the lease liability is recognized (for lease modifications and reassessments, as well as for partial or full termination of a lease please see guidance on "Lease liabilities" above). If the carrying amount of a right-of-use asset is reduced to zero by such remeasurements, the exceeding amount is recorded in profit or loss.

Right-of-use assets are classified into right-of-use assets relating to land, buildings and improvements or machinery and equipment. In addition, prepayments on right-of-use assets are presented separately (see note 21).

g)    Intangible assets and goodwill

Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses, trade names, management contracts, application software, acute care agreements and customer relationships are recognized and reported apart from goodwill (see note 11). Patient relationships, however, are not reported as separate intangible assets due to the missing contractual basis but are part of goodwill.

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

Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful life which on average is 8 years. Technology is amortized over its useful life of 12 years. Internally developed intangibles are amortized on a straight-line basis over a useful life of 8 years. Licenses to manufacture, distribute and sell pharmaceutical drugs, exclusive contracts and exclusive licenses are amortized over their useful life which on average is 12 years. Customer relationships are amortized over their useful life of 10 years. All other intangible assets are amortized over their weighted average useful lives of 7 years. The weighted average useful life of all amortizable intangible assets is 10 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment (see note 1 o).

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

h)    Financial instruments

The Company classifies its financial instruments in accordance with IFRS 9 in the following measurement categories: at amortized cost, at fair value through profit and loss ("FVPL") and at fair value through other comprehensive income ("FVOCI").

Financial assets are classified depending on the business model in which the financial assets are held and the contractual terms of the cash flows. Financial assets are only reclassified when the business model for managing those assets changes. During the reporting period no financial instruments were reclassified. Purchases and sales of financial assets are accounted for on the trading day. The Company does not make use of the fair value option, which allows financial liabilities to be classified at FVPL upon initial recognition. At initial recognition financial asset and financial liabilities are measured at fair value. Excluded are trade accounts receivables. At initial recognition trade accounts receivables (in accordance with IFRS 15) are measured at their transaction price. Subsequent measurement is either at cost, FVPL or FVOCI.

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

The Company, as option writer on behalf of existing put options, can be obligated to purchase the noncontrolling interests held by third parties. The obligations are in the form of put provisions and are exercisable at the third-party owners' discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners' noncontrolling interests at the appraised fair value at the time of exercise. The initial recognition and subsequent measurement are recognized in equity. For further information related to the estimation of these fair values, see note 23.

Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see note 23). From time to time, the Company may enter into other types of derivative instruments which are dealt with on a transaction by transaction basis.

Changes in the fair value of derivative financial instruments classified as cash flow hedges are recognized in accumulated OCI ("AOCI") in shareholders' equity. The Company only designated the change in fair value of the spot element of foreign exchange forward contracts as the hedging instrument in cash flow hedging relationships. The forward elements are separately accounted for as cost of hedging in a separate component within AOCI. The ineffective portion of cash flow hedge is recognized in the income statement. The change in fair value of derivatives that do not qualify for hedge accounting is recorded in the income statement and usually offsets the changes in value recorded in the income statement for the underlying asset or liability.

Derivatives embedded in host contracts are accounted for as separate derivatives if their economic characteristics and risks are not closely related to those of the host contracts. These embedded derivatives are measured at fair value with changes in fair value recognized in the income statement.

Before January 1, 2018, the following categories according to IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") were relevant for the Company: loans and receivables, financial liabilities

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

measured at amortized cost, available for sale financial assets as well as financial assets/liabilities measured at fair value through profit or loss. All other categories were immaterial or not existing.

The Company regularly reviewed if objective substantial evidence occurred that would indicate an impairment of a financial asset or a portfolio of financial assets. After testing the recoverability of these assets, a possible impairment loss was recorded in the consolidated statement of income. Gains and losses of available for sale financial assets were recognized in AOCI in shareholders' equity until the financial asset was disposed of or if it was considered to be impaired. In these cases, the accumulated net loss recorded in AOCI was transferred to the income statement.

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

i)    Impairment of financial assets

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

This model comprises a three-stage approach. Upon recognition, the Company shall recognize losses that are expected within the next 12 months. If credit risk deteriorates significantly, from that time, impairment losses shall amount to lifetime expected losses. When assessing for significant increases in credit risk, the Company shall compare the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. The Company should consider reasonable and supportable information including historic loss rates, present developments such as liquidity issues and information about future economic conditions, to ensure foreseeable changes in the customer-specific or macroeconomic environment are considered. Separately, there is the rebuttable presumption that the credit risk has increased significantly since the initial recognition when contractual payments are overdue by more than 30 days.

In case of objective evidence of impairment there is an assignment to stage 3. The assignment of a financial asset to stage 3 should rely on qualitative knowledge on the customers' unfavorable financial position (for example bankruptcy, lawsuits with private or public payers), or quantitative criteria, based on an individual maturity analysis. Independently, there is an assignment to stage 3 if the contractual payments are overdue by more than 360 days. When a counterpart defaults, all financial assets against this counterpart are considered impaired. The definition of default is mainly based on payment practices specific to individual regions and businesses.

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

j)    Foreign currency translation

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

The exchange rates of the U.S. dollar affecting foreign currency translation developed as follows:

Exchange rates
	December 31, 2019 spot exchange rate in €	December 31, 2018 spot exchange rate in €	2019 average exchange rate in €	2018 average exchange rate in €	2017 average exchange rate in €
1 U.S. dollar	0.89015	0.87336	0.89328	0.84678	0.88519

k)    Revenue recognition

The Company has adopted IFRS 15 as of January 1, 2018, which resulted in changes in accounting policies. In accordance with the transition provisions in IFRS 15, the new rules have been adopted only to those contracts that are not considered completed contracts as of January 1, 2018 following the cumulative effect method with no restatement of the comparative periods presented.

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

Prior to the divestiture of the Company's controlling interest in Sound Inpatient Physicians, Inc. ("Sound") on June 28, 2018, hospitalist revenues in the U.S. were reported at the estimated net realizable amount from third-party payors, client hospitals, and others at the time services were provided. Third-party payors included federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, and commercial insurance companies. Inpatient acute care services rendered to Medicare and Medicaid program beneficiaries were paid according to a fee-for-service schedule. These rates varied according to a patient classification system that was based on clinical, diagnostic and other factors. Inpatient acute services generated through payment arrangements with managed care health plans and commercial insurance companies were recorded on an accrual basis in the period in which services were provided at established rates.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

For services performed for patients where the collection of the billed amount or a portion of the billed amount cannot be determined at the time services are performed the Company concludes that the consideration is variable ("implicit price concession") and records the difference between the billed amount and the amount estimated to be collectible as a reduction to health care services revenue, whereas prior to the adoption of IFRS 15 it was recorded as part of selling, general and administrative expenses as an allowance for doubtful accounts. Implicit price concessions include such items as amounts due from patients without adequate insurance coverage, patient co-payment and deductible amounts due from patients with health care coverage. The Company determines implicit price concessions based primarily upon past collection history. Upon receipt of new information relevant for the determination of the implicit price concession, the Company constrains, or adjusts the constraints for the variable consideration of the transaction price.

In the U.S., the Company generates revenue from insurance contracts in accordance with IFRS 4, Insurance Contracts ("IFRS 4"). Insurance premium revenue is recognized as earned each month and risk adjustments are offset against revenue. Prior to January 1, 2019, in the U.S the Company provided Medicare Advantage ESRD Chronic Conditions Special Needs Plan products. These were Medicare Advantage health plans offered by the Company that contracted with the Centers for Medicare and Medicaid Services ("CMS") to provide patients with Medicare benefits and receive capitated payments from CMS. Furthermore, the Company has also entered into sub-capitation and other shared savings arrangements with certain payors.

Revenue from insurance contracts is disclosed as part of "Other revenue" separately from "Revenue from contracts with customers" in the notes to the consolidated financial statements.

Health care products

In the health care product business, major revenues are generated from the sale of dialysis machines and water treatment systems, home hemodialysis products, disposable products and maintenance agreements for the Company´s health care products. Revenues from the sale of dialysis machines and water treatment system are typically recognized upon installation and provision of the necessary technical instructions as only thereafter the customer obtains control of the medical device whereas prior to the adoption of IFRS 15 revenues were recorded upon transfer of title to the customer, either at the time of shipment, upon receipt or upon any other terms that clearly define passage of title. A small portion of the Company´s revenue is recognized from sales of dialysis machines, home hemodialysis products and other products used for in-center hemodialysis treatment to distributors. When the distributor is the principal in the contract, the revenue allocated to the machine or the products will be recognized upon transfer of title to the distributor. In case the Company is committed to perform the installation, revenue allocated to the installation would be recorded separately upon installation of the machine at the end-customers' premises. In case the distributor is only an agent in the contract, revenue for sale of the machine would be recorded upon installation.

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

A portion of dialysis product revenues is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. If the right to use the machine is conveyed through an operating lease and the customer agrees to purchase a minimum number of related treatment disposables, FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue on the sale of disposables upon transfer of control with revenue for the use of dialysis machines recognized straight-line over the term of the lease contract. When there is no such agreement that the customer purchases a minimum number of related treatment

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

disposables, revenue is recognized only on the sale of disposables unless the timing of the first purchase order of related treatment disposables justifies a combination of contracts according to IFRS 15.

If the lease of the machines is a finance lease, ownership of the dialysis machine is transferred to the user upon installation of the dialysis machine at the customer site. In this type of contract, revenue is recognized in accordance with the accounting principles for finance leases.

For certain home-dialysis products the Company offers month-to month rental arrangements, where revenue is recognized on a monthly basis.

In addition, for some licensing agreements and equipment sales to dialysis clinic customers in the area of home-dialysis, the Company recognizes upfront fees received as lease revenue on a straight-line basis over the term of the contract.

IFRS 15 specifically excludes leases from the scope of the revenue standard. Therefore, the transaction price is allocated in accordance with IFRS 15, and revenue is recognized separately for the lease and the non-lease components of the contract in accordance with IFRS 16.

Revenue from lease contracts is disclosed as part of "Other revenue" separately from "Revenue from contracts with customers" in the notes to the consolidated financial statements.

l)    Capitalized interest

The Company includes capitalized interest as part of the cost of the asset if it is directly attributable to the acquisition, construction or manufacture of qualifying assets. For the fiscal years 2019, 2018 and 2017, interest of €7,240, €5,724 and €4,758, based on an average interest rate of 3.84%, 4.03% and 4.19%, respectively, was recognized as a component of the cost of assets.

m)    Research and development expenses

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

n)    Income taxes

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

o)    Impairment

The Company reviews the carrying amount of its property, plant and equipment, its intangible assets with definite useful lives, its right-of-use assets as well as other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the asset's net realizable value or its value in use in accordance with IAS 36, Impairment of Assets ("IAS 36"). The net realizable value of an asset is defined as its fair value less costs to sell. The value in use is the present value of future cash flows expected to be derived from the relevant asset. If it is not possible to estimate the future cash flows from the individual assets, impairment is tested on the basis of the future cash flows of the corresponding CGUs.

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

p)    Debt issuance costs

Debt issuance costs related to a recognized debt liability are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. These costs are amortized over the term of the related obligation (see note 14).

q)    Self-insurance programs

See note 2 d).

r)    Concentration of risk

The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment. The Company also provides additional health care services under Care Coordination. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral.

Revenues which were earned and subject to regulations under Medicare and Medicaid, governmental health care programs administered by the United States government, were approximately 33%, 33%, and 34% of the Company's worldwide revenues in 2019, 2018 and 2017, respectively.

See note 2 c) for concentration risks of debtors or group of debtors as well as note 8 for discussion of suppliers with long-term purchase commitments.

s)    Legal contingencies

See note 2 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

t)    Other provisions

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

u)    Earnings per share

Basic earnings per share is calculated in accordance with IAS 33, Earnings per Share ("IAS 33"). Basic earnings per share is calculated by dividing net income attributable to shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive instruments on shares that would have been outstanding during the years presented had the dilutive instruments been issued. For the calculation of basic earnings per share, treasury stock is not considered outstanding and is therefore deducted from the number of shares outstanding.

Equity-settled awards granted under the Company's stock incentive plans (see note 20), are potentially dilutive equity instruments.

v)    Treasury stock

The Company may, from time to time, acquire its own shares ("Treasury Stock") as approved by its shareholders. The acquisition, sale or retirement of its Treasury Stock is recorded separately in equity. The value of such Treasury Stock is shown as a reduction of the Company's equity.

w)    Employee benefit plans

Pension obligations for post-employment benefits are measured in accordance with IAS 19 (revised 2011), Employee Benefits ("IAS 19"), using the projected unit credit method, taking into account future salary and trends for pension increase.

The Company uses December 31 as the measurement date when measuring the deficit or surplus of all plans.

For the Company's funded benefit plans the defined benefit obligation is offset against the fair value of plan assets (deficit or surplus). A pension liability is recognized in the consolidated balance sheet if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under "Other non-current assets" in the consolidated balance sheet) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

x)    Share-based plans

The grant date fair value of stock options and convertible equity instruments that are settled by delivering equity instruments granted to the Management Board and executive employees of the Group entities by FMC-AG & Co. KGaA is measured in accordance with IFRS 2, Share-based Payment ("IFRS 2") using the binominal option pricing model and recognized as expense over the vesting period of the stock option plans. For certain exceptions a shorter vesting period may apply after which the stock options will not forfeit in any way. In such cases the vesting period is shortened accordingly.

The balance sheet date fair value of cash-settled phantom stock granted to the Management Board and executive employees of the Company is calculated in accordance with IFRS 2 using the binominal option pricing model. The corresponding liability based on the balance sheet date fair value is accrued over the vesting period of the phantom stock plans. For certain exceptions a shorter vesting period may apply after which the phantom stock will not forfeit in any way. In such cases the vesting period is shortened accordingly.

The balance sheet date fair value of cash-settled performance shares granted to the Management Board and executive employees of the Company is calculated using the Monte Carlo pricing model in accordance with IFRS 2. The corresponding liability based on the balance sheet date fair value is accrued over the vesting periods of the performance share plans. For certain exceptions a shorter vesting period may apply after which the performance shares will not forfeit in any way. In such cases the vesting period is shortened accordingly.

y)    Recent pronouncements

Recently implemented accounting pronouncements

The Company has prepared its consolidated financial statements at December 31, 2019 in conformity with IFRS that have to be applied for fiscal years beginning on January 1, 2019. In 2019, the Company applied the following new standard relevant for its business for the first time:

IFRS 16

In January 2016, the IASB issued IFRS 16, which supersedes the current standard on lease-accounting, IAS 17, as well as the interpretations IFRIC 4, Determining whether an arrangement contains a lease, Standard Interpretations Committee ("SIC")-15, Operating leases – incentives and SIC-27, Evaluating the substance of transactions in the legal form of a lease.

IFRS 16 significantly changes lessee accounting. For almost all leases, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Leases with a total maximum term of twelve months (short-term leases) and leases for underlying assets of low-value may be exempt from balance sheet recognition by applying an accounting policy choice.

Depreciation of the right-of-use asset and interest on the lease liability must be recognized in the income statement for every on-balance lease contract. Therefore, straight-line rental expenses will no longer be shown for the vast majority of the leases. The lessor accounting requirements in IAS 17 are substantially carried forward.

The Company applies the modified retrospective method in accordance with IFRS 16 as the transition method. Accordingly, the cumulative effect from first-time application is recognized in the opening balance of retained earnings as of January 1, 2019 without adjustments to the comparative information of the previous period. In the application of the modified retrospective method, the carrying amount of the lease liability at the date of the initial application is determined by discounting the remaining lease payments of lease agreements that were classified as operating leases under IAS 17 using the term-, country-, and currency-specific incremental borrowing rate at date of initial application. Furthermore, right-of-use assets are to be recognized. In the application of the modified retrospective method, the carrying amount of the right-of-use asset equals the carrying amount of the lease liability adjusted for any prepaid or accrued lease payments. For a part of the existing contracts, the Company recognizes the right-of-use asset with its carrying amount assuming the new standard had been applied since the commencement date of the lease discounted using its term-, country-, and currency-specific incremental borrowing rate at the date of initial application.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Regarding the options and exemptions available upon the initial application of IFRS 16, the Company adopted the following approach:

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

Right-of-use assets from lease contracts are classified in accordance with the Company's classification of property, plant and equipment:

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

Upon the initial application of IFRS 16 as of January 1, 2019, the Company recognized right-of-use assets of €4,276,532 and lease liabilities from third and related parties of €4,552,431. The cumulative effect from the first-time application is recognized in the opening balance of retained earnings (€120,809) as well as in noncontrolling interests (€15,526) as of January 1, 2019.

The following table shows a reconciliation of the future minimum rental payments as of December 31, 2018 to the lease liabilities as of January 1, 2019:

Reconciliation of lease liabilities upon the initial application of IFRS 16 in € THOUS

Future minimum rental payments as of December 31, 2018 (IAS 17)	5,527,638
less short-term leases	(21,936)
less leases of low-value assets	(34,145)
other	(25,169)
Gross lease liabilities as of January 1, 2019	5,446,388

Discounting	(893,957)
Lease liabilities as a result of the initial application of IFRS 16 as of January 1, 2019	4,552,431

Lease liabilities from capital leases as of December 31, 2018 (IAS 17)	36,144

Lease liabilities as of January 1, 2019	4,588,575

The lease liabilities were discounted using the term-, country-, and currency-specific incremental borrowing rate as of January 1, 2019. The weighted average discount rate was 3.69%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

For the impacts of IFRS 16 please see note 21.

Recent accounting pronouncements not yet adopted

The IASB issued the following new standard which is relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using current values. The frequent updates to the insurance values are expected to provide more useful information to users of financial statements. IFRS 17 is effective for fiscal years beginning on or after January 1, 2021. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers. The Company is evaluating the impact of IFRS 17 on the consolidated financial statements.

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

a)    Recoverability of goodwill and intangible assets

The growth of the business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names, management contracts, non-compete agreements, technology and customer relationships as well as licences and distribution agreements. In addition, the Company recognizes internally developed intangible assets related to research and development and software development projects. At December 31, 2019, the carrying amount of goodwill and non-amortizable intangible assets amounted to €14,247,709 (€12,395,641 at December 31, 2018) representing approximately 43% and 47% of the Company's total assets at December 31, 2019 and 2018, respectively.

In accordance with IAS 36, the Company performs an impairment test of goodwill and non-amortizable intangible assets at least once a year for each cash-generating unit or more frequently if the Company becomes aware of events that occur or if circumstances change that would indicate the carrying value may not be recoverable (see also note 1 g).

To comply with IFRS to determine possible impairments of these assets, the value in use of the CGUs is first compared to the CGUs' carrying amount.

The value in use of each CGU is determined using estimated future cash flows for the unit discounted by a weighted average cost of capital ("WACC") specific to that CGU. The Company's WACC consists of a basic rate adjusted by a weighted average country risk rate and, if appropriate, by a factor to reflect higher risks associated with the cash flows from recent material acquisitions within each CGU, until they are appropriately integrated. Estimating the future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, number of treatments, sales volumes and costs. The key assumptions represent management's assessment of future trends and have been based on historical

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

data from both external and internal sources. In determining discounted cash flows, the Company utilizes for every CGU its three-year budget, projections for years four to ten and a representative growth rate for all remaining years. Projections for up to ten years are possible due to the non-discretionary nature of the health care services the Company provides, the need for health care products utilized to provide such services and the availability of government reimbursement for a substantial portion of its services.

A substantial portion of the Company´s profit is generated in North America. The Company expects a stable operating income margin with a higher margin in dialysis business compensating a lower margin in Care Coordination.

The following table shows the key assumptions of value-in-use calculations:

Key assumptions
in %
	North America		EMEA		Asia-Pacific		Latin America
	2019	2018	2019	2018	2019	2018	2019	2018
Average revenue growth in ten year projection period	mid- single- digit	mid- single- digit	mid- single- digit	mid- single- digit	high- single- digit	high- single- digit	mid-single-digit	mid-single-digit
Residual value growth	1.00	1.00	1.00	1.00	4.00	4.00	2.95	3.45
Pre-tax WACC	7.71	7.42	8.73	9.46	6.79	7.81	10.45 - 20.02	11.93 - 16.75
After-tax WACC	6.00	5.99	6.25	6.86	6.04	6.61	8.06 - 17.63	8.70 - 13.52

An overview of the carrying amounts of goodwill and intangibles with indefinite useful life for each CGU is shown in note 11. To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values and intangible asset's fair value is determined using a discounted cash flow approach or other methods, if appropriate.

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

In 2019, the recoverable amount of Latin America exceeds the carrying amount by €217,815. The following table shows the amounts by which the key assumptions would need to change individually that the recoverable amount equals the carrying amount:

Sensitivity analysis
Change in percentage points
	Latin America
	2019	2018
Pre-tax WACC	1.87	0.27
Operating income margin of each projection year	(2.03)	(0.32)
Residual value growth	(2.13)	(0.47)

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

c)    Trade accounts and other receivables and allowance for doubtful accounts

Trade accounts and other receivables are a substantial asset of the Company and the allowance for doubtful accounts is based upon a significant estimate made by management. Trade accounts and other receivables were €3,421,346 and €3,231,500 at December 31, 2019 and 2018, respectively, net of allowances for doubtful accounts of €141,358 at December 31, 2019 and €118,015 at December 31, 2018.

The Company sells health care products directly or through distributors in around 150 countries and provides health care services in around 50 countries. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices.

Receivables resulting from health care services are recognized and billed at amounts estimated to be collectable under government reimbursement programs and reimbursement arrangements with third party payors. U.S. Medicare and Medicaid government programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors with which the Company has contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at the Company's standard rates for services and, in the Company's North America segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement. The contractual adjustment and the allowance for doubtful accounts are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented. The collectability of receivables is reviewed locally on a regular basis, generally monthly. For further information, see note 1 k).

In the Company's North America Segment operations, the collection process is usually initiated shortly after service is provided or upon the expiration of the time provided by contract. For Medicare and Medicaid, once the services are approved for payment, the collection process begins upon the expiration of a period of time based upon experience with Medicare and Medicaid. In all cases where co-payment is required the collection process usually begins within 30 days after service has been provided. In those cases where claims are approved for amounts less than anticipated or if claims are denied, the collection process usually begins upon notice of approval of the lesser amounts or upon denial of the claim. The collection process can be confined to internal efforts, including the accounting and sales staffs and, where appropriate, local management staff. If appropriate, external collection agencies may be engaged.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Receivables where the expected credit losses are not assessed individually are grouped based on geographical regions and the impairment is assessed based on macroeconomic indicators such as credit default swaps. For more information regarding the impairment on trade accounts and other receivables please refer to note 1 i).

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

If, in addition to the Company's existing allowances, 1% of the gross amount of the Company's trade accounts receivable as of December 31, 2019 were uncollectible through either a change in the Company's estimated contractual adjustment or revised estimate of the collectability, the Company's operating income for 2019 would have been reduced by approximately 1.6%.

The following table shows the portion of major debtors or debtor groups of trade accounts and other receivables as at December 31, 2019 and 2018. No single debtor, other than U.S. Medicare and Medicaid, accounted for more than 5% of total trade accounts and other receivables in any of these years.

Composition of trade accounts and other receivables
	December 31,
	2019	2018
U.S. Government health care programs	30%	31%
U.S. commercial payors	15%	14%
U.S. hospitals	4%	4%
Self-pay of U.S. patients	2%	3%
Other North America segment payors	4%	3%
Product customers and health care payors outside the North America Segment	45%	45%

Total	100%	100%

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

e)    Level 3 financial instruments

Noncontrolling interests subject to put provisions, variable payments outstanding for acquisitions and equity investments are recognized at their fair value. For further information related to the estimation of these fair values, see notes 1 h) and 23.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

f)    Income taxes

The Company is subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. Different interpretations of tax laws may lead to potential additional tax payments or tax refunds for prior years. To consider income tax provisions or income tax receivables of uncertain tax assessments management's estimations are based on local tax rules of the respective tax jurisdiction and the interpretation of such. Estimates are revised in the period in which there is sufficient evidence to revise the assumption. For further information to estimates related to the recoverability of deferred taxes, see note 1 n).

g)    Business combinations

The Company measures the noncontrolling interest in an acquisition at fair value and classifies costs related to its business combinations within general and administrative expense. In determining whether an intangible asset related to a business combination is identifiable and should be separated from goodwill, significant judgment is required. Additionally, estimation of the acquisition-date fair values of identifiable assets acquired and liabilities assumed also involves significant judgment. The applicable measurements and inputs used in this estimation (including revenue growth rates, gross profit margin adjusted for synergy assumptions associated with manufacturing savings and the discount rate) are based upon information available at the acquisition date using expectations and assumptions that management deems reasonable. Such judgments, estimates and assumptions could materially affect the Company's business, results of operations and financial condition, primarily due to:

  •
  Fair values assigned to assets subject to depreciation and amortization directly impact the depreciation and amortization recorded in the Company's consolidated statements of income in periods subsequent to a related acquisition.

  •
  Any subsequent measurement resulting in a decrease in the estimated fair values of assets acquired may result in impairment.

  •
  Subsequent changes resulting in an increase or decrease to the estimated fair values of liabilities assumed may result in additional expense or income, respectively.

For further information on business combinations, see note 3.

3.     Acquisitions, investments, purchases of intangible assets and divestitures

The Company completed acquisitions, investments and the purchase of intangible assets in the amount of €2,297,173, €956,803 and €682,676 in 2019, 2018 and 2017, respectively. In 2019, €2,232,671 was paid in cash and €64,502 were assumed obligations and non-cash consideration. In 2018, €925,267 was paid in cash and €31,536 were assumed obligations and non-cash consideration. In 2017, €565,694 was paid in cash and €116,982 were assumed obligations and non-cash consideration.

Acquisitions

The Company made acquisitions of €2,224,599, €280,643 and €638,307 in 2019, 2018 and 2017, respectively in order to expand the scope of its services and to increase its market shares in the respective countries. In 2019, €2,160,097 was paid in cash and €64,502 were assumed obligations and non-cash consideration. In 2018, €249,965 was paid in cash and €30,678 were assumed obligations and non-cash consideration. In 2017, €521,325 was paid in cash and €116,982 were assumed obligations and non-cash consideration.

The Company's acquisition spending was driven primarily by the purchase of dialysis clinics in the normal course of its operations in 2019, 2018 and 2017 as well as the acquisition of NxStage Medical, Inc. ("NxStage") in 2019 and the acquisition of an operator of day hospitals in Australia in 2017.

Impacts on consolidated financial statements from acquisitions

The assets and liabilities of all acquisitions were recorded at their estimated fair value at the date of the acquisition and are included in the Company's financial statements and operating results from the effective

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

date of acquisition. The measurement period adjustments from the previous year's acquisitions did not have a significant impact on the consolidated financial statements in 2019.

The excess of the total acquisition costs over the fair value of the net assets acquired resulted in goodwill of €1,607,559 and €328,702 at December 31, 2019 and 2018, respectively.

The purchase price allocation for the acquisition of NxStage was finalized during the year. In 2019, the Company recorded €1,607,559 of goodwill and €685,047 of intangible assets, which represent the share of both controlling and noncontrolling interests. Goodwill arose principally due to the fair value of the established streams of future cash flows for these acquisitions versus building similar franchises.

Business combinations during 2019 decreased the Company's net income (net income attributable to shareholders of FMC-AG & Co. KGaA) by €68,599, excluding the costs of the acquisitions, and revenue increased by €364,892. Total assets increased €2,639,432 due to business combinations.

Acquisition of NxStage Medical, Inc.

On February 21, 2019, the Company acquired all of the outstanding shares of NxStage for $30.00 per common share. The total acquisition value of this business combination, net of cash acquired, is $1,976,235 (€1,740,563 at date of closing). NxStage is a leading medical technology company that develops, produces and markets an innovative product portfolio of medical devices for use in home dialysis and in the critical care setting. This acquisition is part of the Company's stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company's business model and can be integrated without disruption to its existing business, requiring little or no realignment of its structures. The NxStage acquisition is consistent in this regard as it supplements the Company's existing business.

The following table summarizes the fair values, as of the date of acquisition based upon information available, as of December 31, 2019, of assets acquired and liabilities assumed at the date of the acquisition:

Fair Values of Assets Acquired and Liabilities Assumed
in $ THOUS

Cash and cash equivalents	47,203
Trade accounts and other receivables	34,062
Inventories	63,735
Other current assets	15,819
Property, plant and equipment	104,533
Right-of-use assets	21,603
Intangible assets and other assets	761,734
Goodwill	1,201,613
Accounts payable, current provisions and other current liabilities	(72,429)
Deferred taxes	(100,485)
Lease liabilities	(22,065)
Other liabilities	(27,822)
Noncontrolling interests	(4,063)

Total acquisition cost	2,023,438

Less:
Cash acquired	(47,203)

Net Cash paid	1,976,235

As of the acquisition date amortizable intangible assets (primarily technology in the amount of $660,300) acquired in this acquisition have weighted average useful lives of 13 years.

Goodwill in the amount of $1,201,613 was acquired as part of the NxStage acquisition and is allocated to the North America Segment.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

NxStage's results have been included in the Company's consolidated statement of income since February 21, 2019. Specifically, NxStage has contributed revenue and an operating loss in the amount of $294,281 (€262,875) and $31,145 (€27,821) respectively, to the Company's consolidated operating income. This operating loss amount does not include synergies which may have resulted at consolidated entities outside NxStage since the acquisition closed.

Pro forma financial information

The following financial information, on a pro forma basis, reflects the consolidated results of operations for the twelve months ended December 31, 2019 as if the NxStage acquisition had been consummated on January 1, 2019 and excludes related transaction costs. The pro-forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated on January 1, 2019.

Pro forma financial Information
in € THOUS, except per share data
2019
Pro forma revenue	17,521,432
Pro forma net income attributable to shareholders of FMC-AG & Co. KGaA	1,186,516
Basic earnings per share	3.92
Diluted earnings per share	3.92

Investments and purchases of intangible assets

Investments and purchases of intangible assets were €72,574, €676,160 and €44,369 in 2019, 2018 and 2017, respectively. These amounts were primarily driven by investments in debt securities as well as equity investments in 2019, investments in debt securities and an equity investment in Humacyte, Inc. ("Humacyte") in 2018 as well as purchases of intangible assets and an investment in debt securities in 2017. Of this amount €72,574, €675,302 and €44,369 were paid in cash in 2019, 2018 and 2017, respectively.

Divestitures

Proceeds from divestitures were €79,427, €1,683,292 and €437,031 in 2019, 2018 and 2017, respectively. These amounts mainly related to the divestment of MedSpring Urgent Care Centers in Texas, a California based cardiovascular business, sales of debt securities as well as B.Braun Medical Inc.'s purchase of NxStage's bloodlines business in connection with our acquisition of NxStage in 2019, the divestiture of the controlling interest in Sound (see notes 4 c) and 25) as well as divestitures of debt securities in 2018, the sale of a provider of non-dialysis laboratory testing services as well as a provider of outsourced clinical services in the North America Segment and divestitures of debt securities in 2017. In 2019, €59,940 was received in cash and €19,487 were non-cash components. In 2018, €1,682,975 was received in cash and €317 were non-cash components. In 2017, €415,388 was received in cash and €21,643 were non-cash components.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

4.     Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statement of income for the year ended December 31, 2019 and 2018:

Revenue
in € THOUS
	2019			2018
	Revenue from contracts with customers	Other revenue	Total	Revenue from contracts with customers	Other revenue	Total
Health care services
Dialysis services	12,447,092	—	12,447,092	11,420,415	—	11,420,415
Care Coordination	1,176,227	248,900	1,425,127	1,622,862	221,012	1,843,874

	13,623,319	248,900	13,872,219	13,043,277	221,012	13,264,289

Health care products
Dialysis products	3,402,987	125,519	3,528,506	3,115,753	93,068	3,208,821
Non-dialysis products	75,830	—	75,830	73,763	—	73,763

	3,478,817	125,519	3,604,336	3,189,516	93,068	3,282,584

Total	17,102,136	374,419	17,476,555	16,232,793	314,080	16,546,873

The Company has recognized the following amounts as receivables and contract liabilities relating to contracts with customers for the year ended December 31, 2019 and 2018:

Trade accounts receivables and contract liabilities
in € THOUS
	2019	2018
Trade accounts receivables	3,341,111	3,284,712
Contract liabilities	22,802	37,632

Impairment losses in the amount of €41,982 and €16,981 for the years ended December 31, 2019 and 2018, respectively, relate to receivables arising from contracts with customers.

The change in the contract liability balance during the period results from the ordinary course of business.

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

At December 31, 2019, revenue recognized that was included in the contract liability balance at the beginning of the period was €12,608.

At December 31, 2019, performance obligations of €1,160,077 (2018: €1,157,314) are unsatisfied (or partially unsatisfied).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Expected recognition of the transaction price allocated to unsatisfied performance obligations as revenue for the next five years and in the aggregate for the five years thereafter are as follows:

Unsatisfied performance obligations
in € THOUS
1 year	278,090
1 - 3 years	455,774
3 - 5 years	359,721
5 - 10 years	66,492

Total	1,160,077

b)    Selling, general and administrative expenses

Selling, general and administrative expenses are generated in the administrative, logistic and selling functions which are not attributable to production or research and development. Furthermore, general and administrative expenses included realized and unrealized foreign exchange gains and losses. In addition, in 2019 general and administrative expenses included net gains from changes in the fair value of investments of €97,375, mainly related to equity investments, income attributable to a consent agreement on certain pharmaceuticals of €60,471, a net gain related to variable payments outstanding for acquisitions of €41,537 mainly due to revaluation, a net loss from the sale of fixed assets of €28,911, a gain from the settlement of pension plans in the US in the amount of €4,754 (see note 16), an impairment loss on intangible assets of €932 as well as a net loss from the sale of investments of €68. General and administrative expenses also included costs for restructuring activities related to the Company's cost optimization program in the amount of €91,689, mainly for the impairment of right-of-use assets, the sale of fixed assets as well as severance payments. In 2018, general and administrative expenses included a Foreign Corrupt Practices Act ("FCPA") related charge of €77,200 (see note 22), an impairment loss on intangible assets of €64,719, income attributable to a consent agreement on certain pharmaceuticals of €53,283, a net gain from the revaluation of variable payments outstanding for acquisitions of €36,327, a net gain from the sale of fixed assets of €6,041, net losses from changes in the fair value of investment of €9,762 and a net gain from the sale of investments of €1,824. In 2017, general and administrative expenses included a FCPA related charge of €200,000 (see note 22), a net gain from the sale of fixed assets of €31,959, a net gain from the sale of investments of €36,402 income attributable to a consent agreement on certain pharmaceuticals of €17,524 and a net gain from the revaluation of variable payments outstanding for acquisitions of €2,685.

c)    (Gain) loss related to divestitures of Care Coordination activities

On June 28, 2018, the Company divested its controlling interest in Sound to an investment consortium led by Summit Partners, L.P. The total transaction proceeds were $1,770,516 (€1,531,109), net of related tax payments. The pre-tax gain related to divestitures for Care Coordination activities was €809,003, which primarily related to this divestiture, the effect of the six month impact from the increase in valuation of Sound's share based payment program, incentive compensation expense and other costs caused by the divestment of Sound. Sound was included in Care Coordination within the North America Segment. The Company's history with Sound, prior to divestment, includes the following milestones:

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

d)    Research and development expenses

Research and development expenses of €168,028 (2018: €114,074 and 2017: €110,997) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €3,052 (2018: €341 and 2017: €432).

e)    Cost of materials

The cost of materials for the year ended December 31, 2019, 2018 and 2017 consisted of the following:

Cost of materials
in € THOUS
	2019	2018	2017
Cost of raw materials, supplies and purchased components	4,031,371	3,395,895	3,605,316
Cost of purchased services	258,959	233,638	229,806

Cost of materials	4,290,330	3,629,533	3,835,122

f)    Personnel expenses

Included within costs of revenue, selling, general and administrative expenses and research and development expenses are personnel expenses in the amount of €6,799,358, €6,439,653 and €6,900,023 for the year ended December 31, 2019, 2018 and 2017, respectively. Personnel expenses consisted of the following:

Personnel expenses
in € THOUS
	2019	2018	2017
Wages and salaries	5,448,662	5,025,128	5,396,339
Social security contributions and cost of retirement benefits and social assistance	1,350,696	1,414,525	1,503,684
thereof retirement benefits	174,009	156,581	147,332

Personnel expenses	6,799,358	6,439,653	6,900,023

The Company employed the following personnel on a full-time equivalents basis, on average, for the following years:

Employees by function
	2019	2018	2017
Production and Services	103,896	97,971	98,547
Administration	11,634	10,510	9,962
Sales and Marketing	3,253	3,360	3,272
Research and Development	1,050	881	804

Total employees	119,833	112,722	112,585

g)    Net interest

Net interest in the amount of €429,444 (2018: €301,062 and 2017: €364,824) included interest expense of €491,061 (2018: €448,471 and 2017: €416,199) and interest income of €61,617 (2018: €147,409 and 2017: €51,375). Interest expense resulted mainly from the Company's financial liabilities which are not accounted for at fair value through profit and loss (see note 13 and note 14), lease liabilities and lease liabilities from related parties (see note 21) as well as interest expense related to uncertain tax treatments. In 2019, interest income primarily results from the valuation of the derivatives embedded in the equity-neutral convertible bonds ("Convertible Bonds"), as well as interest on overdue receivables and lease receivables. In 2018, interest income primarily results from the valuation of the derivatives embedded in the

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Convertible Bonds, interest on overdue receivables and lease receivables as well as interest related to uncertain tax treatments. In 2017, interest income was mainly attributable to the valuation of the Share Options, interest on overdue receivables and lease receivables as well as interest income related to uncertain tax treatment.

h)    Income taxes

Income before income taxes is attributable to the following geographic locations:

Income before income taxes
in € THOUS
	2019	2018	2017
Germany	101,734	161,861	(20,363)
United States	1,149,149	2,191,834	1,589,501
Other	589,231	383,041	428,477

Total	1,840,114	2,736,736	1,997,615

Income tax expense (benefit) for the years ended December 31, 2019, 2018 and 2017 consisted of the following:

Income tax expense (benefit)
in € THOUS
	2019	2018	2017
Current
Germany	(59,928)	45,136	77,934
United States	168,503	261,211	437,201
Other	228,773	115,561	130,992

	337,348	421,908	646,127

Deferred
Germany	48,313	(34,685)	(36,022)
United States	57,352	145,700	(156,704)
Other	(41,399)	(21,844)	(10,320)

	64,266	89,171	(203,046)

Total	401,614	511,079	443,081

A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the trade tax rate on income before income taxes. The German combined

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

statutory tax rates were 30.21%, 30.18% and 29.90% for the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

Reconciliation of income taxes
in € THOUS
	2019	2018	2017
Expected corporate income tax expense	555,898	825,810	597,187
Tax free income	(65,889)	(50,747)	(44,302)
Income from equity method investees	(23,683)	(18,185)	(18,706)
Tax rate differentials	(58,386)	(106,258)	139,122
Non-deductible expenses	44,283	60,721	106,125
Taxes for prior years	(5,454)	(91,138)	(20,573)
Noncontrolling partnership interests	(60,724)	(61,936)	(105,832)
Tax on divestitures	—	(74,560)	—
Tax rate changes	2,743	(219)	(238,130)
Change in realizability of deferred tax assets and tax credits	8,519	3,211	7,254
Withholding taxes	13,083	4,564	6,606
Other	(8,776)	19,816	14,330

Income tax expense	401,614	511,079	443,081

Effective tax rate	21.8%	18.7%	22.2%

The tax effects of the temporary differences and net operating losses that give rise to deferred tax assets and liabilities at December 31, 2019 and 2018, are presented below:

Deferred income tax assets and liabilities
in € THOUS
	2019	2018
Deferred tax assets
Trade accounts receivable	13,392	25,090
Inventories	71,915	70,223
Intangible assets	4,994	6,980
Property, plant and equipment and other non-current assets	72,769	62,124
Lease Liabilities	1,164,620	—
Provisions and other liabilities	50,819	93,637
Pension liabilities	135,356	98,278
Net operating loss carryforwards, tax credit carryforwards and interest carryforwards	175,394	93,890
Derivatives	3,027	2,160
Compensation expense related to stock options	3,426	3,732
Other	36,403	15,390

Total deferred tax assets	1,732,115	471,504

Deferred tax liabilities
Trade accounts receivable	30,310	29,596
Inventories	19,324	12,598
Intangible assets	632,984	433,228
Property, plant and equipment and other non-current assets	165,082	136,392
Right-of-use assets	1,068,409	—
Provisions and other liabilities	92,756	14,678
Derivatives	372	1,978
Other	101,384	123,870

Total deferred tax liabilities	2,110,621	752,340

Net deferred tax liabilities	(378,506)	(280,836)

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In the consolidated balance sheets, the accumulated amounts of deferred tax assets and liabilities are shown as follows:

Net deferred income tax assets and liabilities
in € THOUS
	2019	2018
Deferred tax assets	361,196	345,685
Deferred tax liabilities	739,702	626,521

Net deferred tax liabilities	(378,506)	(280,836)

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to deferred taxes that are booked directly to equity, the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, the acquisition and disposal of entities as part of ordinary activities and the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

The net operating losses included in the table below reflect U.S. federal tax, German corporate income tax, and other tax loss carryforwards in the various countries in which the Company operates, and expire as follows:

Net operating loss carryforwards
in € THOUS

2020	11,264
2021	15,032
2022	7,476
2023	9,959
2024	42,970
2025	16,181
2026	61,553
2027	48,654
2028	29,091
2029 and thereafter	160,236
Without expiration date	238,203

Total	640,619

Included in the balance of net operating loss carryforwards at December 31, 2019 are €204,476 not expected to be absorbed. Deferred tax assets regarding this portion are not recognized.

In assessing the realizability of deferred tax assets, management considers to which extent it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deferred tax assets at December 31, 2019.

The Company provides for income taxes and foreign withholding taxes on the cumulative earnings of foreign subsidiaries and foreign subsidiaries in which the Company has ownership of less than 100% that will not be reinvested. At December 31, 2019, the Company provided for €6,645 (2018: €10,656) of deferred tax liabilities associated with earnings that are likely to be distributed in 2020 and the following years. Provision has not been made for additional taxes on €8,867,422 (2018: €8,240,031) undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practicable. These taxes would predominantly comprise foreign withholding

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

tax on dividends of foreign subsidiaries, and German income tax; however, those dividends and capital gains would generally be 95% tax free for German tax purposes.

In the U.S., tax reform was enacted by the Tax Cuts and Jobs Act by signature of the president on December 22, 2017. The Act reduced the U.S. corporate income tax rate from 35% to 21% effective from January 1, 2018. Deferred tax assets and liabilities expected to reverse in 2018 and beyond, were remeasured using the corporate income tax rate that was enacted by the balance sheet date and will apply for future financial years. For the year ended December 31, 2017, the remeasurement of deferred tax assets and liabilities resulted in a deferred tax benefit of €235,692 which was recognized in tax expense affecting profit and loss and included in the balance of €238,130 in the reconciling item "tax rate changes" in the table "reconciliation of income taxes" above.

5.     Related party transactions

Fresenius SE is the Company's largest shareholder and owns 31.64% of the Company's outstanding shares, excluding treasury shares held by the Company, at December 31, 2019. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company's equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company's terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company's ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. Our related party transactions are settled through Fresenius SE's cash management system where appropriate.

a)    Service agreements and products

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

In May 2019, the Company entered into a ten-year agreement with one of the Fresenius SE Companies for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from one of the Fresenius SE Companies in the amount of €7,183 during the year ended December 31, 2019 and €4,497 during the year ended December 31, 2018.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €752,837 of

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

pharmaceuticals, of which €423,545 is committed at December 31, 2019 for 2020. The terms of these agreements run up to five years.

Under the CMS' Comprehensive ESRD Care Model, the Company and participating physicians formed entities known as ESCOs as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS' costs. The Company has entered into participation/services agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company's receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements and products with related parties
in € THOUS
	2019		2018		2017		December 31, 2019		December 31, 2018
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements(1)
Fresenius SE	153	29,114	445	24,456	381	21,704	35	360	378	4,019
Fresenius SE affiliates	4,420	105,832	3,819	101,590	11,111	81,491	2,003	6,416	681	8,470
Equity method investees	49,052	—	58,362	—	82,628	—	68,300	—	108,655	—

Total	53,625	134,946	62,626	126,046	94,120	103,195	70,338	6,776	109,714	12,489

Products
Fresenius SE	3	—	—	—	1	—	—	—	—	—
Fresenius SE affiliates	44,771	37,279	33,564	39,181	30,529	40,467	16,803	3,405	8,750	3,658
Equity method investees	—	469,474	—	399,667	—	399,180	—	36,262	—	57,975

Total	44,774	506,753	33,564	438,848	30,530	439,647	16,803	39,667	8,750	61,633

(1)
In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €8,352 and €9,376 at December 31, 2019 and 2018.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with the Fresenius SE Companies, which mainly include leases for the Company's corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026.

Below is a summary resulting from the above described lease agreements with related parties. For information on the implementation of IFRS 16, see note 1.

Lease agreements with related parties
in € THOUS
	2019			2018		2017		December 31, 2019
	Depreciation	Interest expense	Lease expense(1)	Lease income	Lease expense	Lease income	Lease expense	Right-of-use asset	Lease liability
Fresenius SE	4,580	501	4,005	—	8,745	—	8,456	30,336	30,820
Fresenius SE affiliates	12,589	1,396	452	—	15,852	—	13,676	91,879	92,126

Total	17,169	1,897	4,457	—	24,597	—	22,132	122,215	122,946

(1)
Short-term leases and expenses relating to variable lease payments are exempted from balance sheet recognition.

c)    Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE's cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2019 and December 31, 2018, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €71,078 and €80,228, respectively. As of December 31, 2019 and December 31, 2018, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

38,050 and €32,454, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due on August 21, 2020 with an interest rate of 0.930%. On November 28, 2013, the Company borrowed an additional €1,500 with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2020 with an interest rate of 0.930%.

At December 31, 2018, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €6,000. One bond was issued in 2012 with a coupon of 5.25% and interest paid semiannually until maturity in 2019. At December 31, 2019, the subsidiary of Fresenius SE held another unsecured bond issued by the Company in the amount of €1,000. This bond was issued in 2011 with a coupon of 5.25% and interest payable semiannually until maturity in 2021. For further information on these bonds, see note 14.

At December 31, 2019 and December 31, 2018, the Company borrowed from Fresenius SE in the amount of €18,865 at an interest rate of 0.930% and €185,900 at an interest rate of 0.825%, respectively. For further information on this loan agreement, see note 13.

d)    Key management personnel

Due to the Company's legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company's Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, including remuneration of the members of the General Partner's supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €23,905, €14,612 and €25,995, respectively, for its management services during 2019, 2018 and 2017 and included an annual fee of €120 as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner's share capital (€3,000 as of December 31, 2019). As of December 31, 2019 and December 31, 2018, the Company had accounts receivable from the General Partner in the amount of €977 and €176, respectively. As of December 31, 2019 and December 31, 2018, the Company had accounts payable to the General Partner in the amount of €34,170 and €47,205, respectively.

The Chairman of the Company's Supervisory Board, Dr. Dieter Schenk, is also Vice Chairman of the supervisory board of the general partner of Fresenius SE as well as the Vice Chairman of the supervisory board of the Company's General Partner. He is also Chairman of the Advisory Board of a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He was also a partner in a law firm which provided services to the Company and certain of its subsidiaries until December 31, 2017. While Dr. Dieter Schenk was a partner in the law firm, the Company incurred expenses in the amount of €2,337 for services during 2017. The Chairman of the supervisory board of Fresenius SE and of the general partner of Fresenius SE, Dr. Gerd Krick, is also a member of the supervisory board of the Company's General Partner. Three of the six members of the Company's Supervisory Board, including the Chairman Dr. Dieter Schenk and the Vice Chairman Rolf A. Classon, are also members of the supervisory board of the Company's General Partner.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

6.     Cash and cash equivalents

As of December 31, 2019 and 2018, cash and cash equivalents are as follows:

Cash and cash equivalents
in € THOUS
	2019	2018
Cash	768,706	831,885
Securities and time deposits	239,017	1,313,747

Cash and cash equivalents	1,007,723	2,145,632

The cash and cash equivalents disclosed in the table above, and respectively in the consolidated statement of cash flows, include at December 31, 2019 an amount of €18,820 (2018: €5,002) from collateral requirements towards an insurance company in North America that are not available for use.

7.     Trade accounts and other receivables

As of December 31, 2019 and December 31, 2018, trade accounts and other receivables are as follows:

Trade accounts and other receivables
in € THOUS
	December 31, 2019		December 31, 2018
		thereof credit-Impaired		thereof credit-Impaired
Trade accounts and other receivables, gross	3,562,704	366,497	3,349,515	325,240
thereof finance lease receivables	57,398	—	28,726	—
less allowances	(141,358)	(102,269)	(118,015)	(85,775)

Trade accounts and other receivables	3,421,346	264,228	3,231,500	239,465

The other receivables in the amount of €100,613 include receivables from finance leases, operating leases and insurance contracts (December 31, 2018: €66,496).

All trade accounts and other receivables are due within one year. A small portion of the trade account receivables are subject to factoring agreements.

Trade accounts receivables and finance lease receivables with a term of more than one year in the amount of €132,144 (December 31, 2018: €120,668) are included in the balance sheet item "Other non-current assets".

The following table shows the development of the allowance for doubtful accounts in the fiscal years 2019, 2018 and 2017:

Development of allowance for doubtful accounts
in € THOUS
	2019	2018	2017
Allowance for doubtful accounts as of January 1	118,015	474,891	482,461
Change in valuation allowances as recorded in the consolidated statements of income	42,315	19,112	549,631
Write-offs and recoveries of amounts previously written-off	(18,587)	(378,201)	(501,229)
Foreign currency translation	(385)	2,213	(55,972)

Allowance for doubtful accounts as of December 31	141,358	118,015	474,891

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following tables show the ageing analysis of trade accounts and other receivables and the allowance for doubtful accounts as of December 31, 2019 and as of December 31, 2018:

Aging analysis of trade accounts and other receivables 2019
in € THOUS
	not overdue	up to 3 months overdue	3 to 6 months overdue	6 to 12 months overdue	more than 12 months overdue	Total
Trade accounts and other receivables	1,997,671	899,987	229,012	184,768	251,266	3,562,704
less allowance for doubtful accounts	(9,385)	(8,411)	(6,267)	(13,325)	(103,970)	(141,358)

Trade accounts and other receivables, net	1,988,286	891,576	222,745	171,443	147,296	3,421,346

Aging analysis of trade accounts and other receivables 2018
in € THOUS
	not overdue	up to 3 months overdue	3 to 6 months overdue	6 to 12 months overdue	more than 12 months overdue	Total
Trade accounts receivable	1,863,149	848,092	217,024	175,079	246,171	3,349,515
less allowance for doubtful accounts	(8,043)	(4,711)	(5,209)	(5,946)	(94,106)	(118,015)

Trade accounts receivable, net	1,855,106	843,381	211,815	169,133	152,065	3,231,500

8.     Inventories

At December 31, 2019 and December 31, 2018, inventories consisted of the following:

Inventories
in € THOUS
	2019	2018
Finished goods	940,407	774,133
Health care supplies	399,585	391,593
Raw materials and purchased components	233,609	224,054
Work in process	89,677	77,023

Inventories	1,663,278	1,466,803

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €443,744 of materials, of which €208,841 is committed at December 31, 2019 for 2020. The terms of these agreements run 1 to 5 years. Further unconditional purchase agreements exist with an equity method investee of the Company. For further information on these agreements, see note 5.

Allowances on Inventories amounted to €69,427 and €62,990 for the years ended December 31, 2019 and 2018, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

9.     Other current assets

At December 31, 2019 and 2018, other current assets consisted of the following:

Other current assets
in € THOUS
	2019	2018
Income taxes receivable	209,545	159,290
Debt securities	133,322	99,592
Other taxes receivable	127,880	107,708
Payments on account	110,078	104,817
Receivables for supplier rebates	51,296	68,203
Prepaid rent	26,374	57,319
Deposit / Guarantee / Security	22,226	19,915
Prepaid insurance	19,796	23,632
Derivatives	2,513	7,837
Other	210,573	155,770

Other current assets	913,603	804,083

The item "Other" in the table above primarily includes loans to customers, receivables from employees and notes receivables.

10.   Property, plant and equipment

At December 31, 2019 and 2018, the acquisition or manufacturing costs and the accumulated depreciation of property, plant and equipment consisted of the following:

Acquisition or manufacturing costs
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2019
Land	58,887	802	2,824	466	3,153	(2,140)	63,992
Buildings and improvements	3,311,704	65,782	10,648	43,560	296,276	(83,533)	3,644,437
Machinery and equipment	4,541,906	59,529	86,743	569,352	127,613	(245,487)	5,139,656
Machinery, equipment and rental equipment under capitalized leases	89,734	2,151	—	—	(91,885)	—	—
Construction in progress	505,168	7,692	(1,167)	368,577	(366,895)	(4,093)	509,282

Property, plant and equipment	8,507,399	135,956	99,048	981,955	(31,738)	(335,253)	9,357,367

Acquisition or manufacturing costs
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2018
Land	56,540	2,299	358	605	490	(1,405)	58,887
Buildings and improvements	2,881,688	108,998	692	67,272	328,718	(75,664)	3,311,704
Machinery and equipment	4,174,027	96,766	(2,576)	465,117	29,325	(220,753)	4,541,906
Machinery, equipment and rental equipment under capitalized leases	80,916	3,880	(98)	6,259	665	(1,888)	89,734
Construction in progress	462,226	6,759	4,519	419,347	(387,131)	(552)	505,168

Property, plant and equipment	7,655,397	218,702	2,895	958,600	(27,933)	(300,262)	8,507,399

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Depreciation
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2019
Land	1,295	19	—	20	—	(2)	1,332
Buildings and improvements	1,818,053	32,818	(8,312)	255,683	8,805	(54,227)	2,052,820
Machinery and equipment	2,798,709	34,291	(7,023)	461,947	24,591	(199,581)	3,112,934
Machinery, equipment and rental equipment under capitalized leases	53,332	1,334	—	—	(54,666)	—	—
Construction in progress	—	—	—	—	—	—	—

Property, plant and equipment	4,671,389	68,462	(15,335)	717,650	(21,270)	(253,810)	5,167,086

Depreciation
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2018
Land	1,239	38	—	—	—	18	1,295
Buildings and improvements	1,580,103	65,251	(1,484)	221,866	(786)	(46,897)	1,818,053
Machinery and equipment	2,538,436	58,817	(4,278)	400,439	(13,986)	(180,719)	2,798,709
Machinery, equipment and rental equipment under capitalized leases	43,848	2,485	(289)	9,118	30	(1,860)	53,332
Construction in progress	—	—	—	—	—	—	—

Property, plant and equipment	4,163,626	126,591	(6,051)	631,423	(14,742)	(229,458)	4,671,389

Book value
in € THOUS
	December 31, 2019	December 31, 2018
Land	62,660	57,592
Buildings and improvements	1,591,617	1,493,651
Machinery and equipment	2,026,722	1,743,197
Machinery, equipment and rental equipment under capitalized leases	—	36,402
Construction in progress	509,282	505,168

Property, plant and equipment	4,190,281	3,836,010

Depreciation expense for property, plant and equipment amounted to €717,650, €631,423 and €622,706 for the years ended December 31, 2019, 2018, and 2017, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €62,787 of property, plant and equipment, of which €60,190 is committed at December 31, 2019 for 2020. The terms of these agreements run 1 to 5 years.

Included in machinery and equipment at December 31, 2019 and 2018 were €775,601 and €731,427, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

At December 31, 2019 and 2018, the hyperinflationary effects on property, plant and equipment consisted of the following:

Effect of hyperinflation in Argentina
in € THOUS
	Acquisition or manufacturing costs	Accumulated depreciation	December 31, 2019
Land	2,307	—	2,307
Buildings and improvements	20,652	7,802	12,850
Machinery and equipment	33,237	21,470	11,767
Machinery, equipment and rental equipment under capitalized leases	—	—	—
Construction in progress	1,108	—	1,108

Property, plant and equipment	57,304	29,272	28,032

	Acquisition or manufacturing costs	Accumulated depreciation	December 31, 2018
Land	1,581	—	1,581
Buildings and improvements	13,575	5,454	8,121
Machinery and equipment	21,821	15,321	6,500
Machinery, equipment and rental equipment under capitalized leases	—	—	—
Construction in progress	656	—	656

Property, plant and equipment	37,633	20,775	16,858

11.   Intangible assets and goodwill

At December 31, 2019 and 2018, the acquisition or manufacturing costs and the accumulated amortization of intangible assets and goodwill consisted of the following:

Acquisition or manufacturing costs
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2019
Amortizable intangible assets
Non-compete agreements	324,910	6,012	4,744	25	(274)	(2,695)	332,722
Technology	153,164	(376)	589,833	—	—	—	742,621
Licenses and distribution agreements	235,625	4,678	(38,126)	783	5,093	(5,766)	202,287
Customer relationships	23,847	(116)	47,880	—	(2,680)	—	68,931
Construction in progress	148,002	1,208	36,892	171,446	(86,898)	(3,247)	267,403
Internally developed intangibles	217,033	971	—	9,105	71,152	(222)	298,039
Other	381,390	6,852	(1,949)	11,007	17,763	(6,722)	408,341

	1,483,971	19,229	639,274	192,366	4,156	(18,652)	2,320,344

Non-amortizable intangible assets
Tradename	182,901	3,326	41,002	—	—	—	227,229
Management contracts	3,134	91	—	—	—	—	3,225

	186,035	3,417	41,002	—	—	—	230,454

Intangible assets	1,670,006	22,646	680,276	192,366	4,156	(18,652)	2,550,798

Goodwill	12,209,606	217,996	1,589,653	—	—	—	14,017,255

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Acquisition or manufacturing costs
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2018
Amortizable intangible assets
Non-compete agreements	310,163	12,427	6,339	720	(2)	(4,737)	324,910
Technology	149,191	3,973	—	—	—	—	153,164
Licenses and distribution agreements	173,713	3,049	—	61,166	(3)	(2,300)	235,625
Customer relationships	147,096	2,015	(125,264)	—	—	—	23,847
Construction in progress	78,757	2,785	—	107,097	(23,050)	(17,587)	148,002
Internally developed intangibles	169,095	2,158	(9,763)	17,501	38,643	(601)	217,033
Other	358,092	9,490	(3,368)	9,881	12,883	(5,588)	381,390

	1,386,107	35,897	(132,056)	196,365	28,471	(30,813)	1,483,971

Non-amortizable intangible assets
Tradename	174,689	8,212	—	—	—	—	182,901
Management contracts	3,038	96	—	—	—	—	3,134

	177,727	8,308	—	—	—	—	186,035

Intangible assets	1,563,834	44,205	(132,056)	196,365	28,471	(30,813)	1,670,006

Goodwill	12,103,921	441,972	(336,287)	—	—	—	12,209,606

Amortization
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Impairment loss	Reclassifications	Disposals	December 31, 2019
Amortizable intangible assets
Non-compete agreements	282,296	5,235	(166)	11,868	—	26	(3,136)	296,123
Technology	124,605	1,140	—	49,265	—	—	—	175,010
Licenses and distribution agreements	131,492	2,607	—	14,293	—	—	(4,680)	143,712
Customer relationships	7,245	12	—	4,099	—	—	—	11,356
Construction in progress	—	—	—	—	—	—	—	—
Internally developed intangibles	138,343	1,328	—	28,722	932	360	(500)	169,185
Other	304,694	4,795	(3,606)	27,235	—	1,410	(5,446)	329,082

	988,675	15,117	(3,772)	135,482	932	1,796	(13,762)	1,124,468

Amortization
in € THOUS
	January 1, 2018	Foreign currency translation	Changes in consolidation group	Additions	Impairment loss	Reclassifications	Disposals	December 31, 2018
Amortizable intangible assets
Non-compete agreements	262,381	11,338	(1,468)	14,675	—	17	(4,647)	282,296
Technology	64,563	2,995	(356)	10,740	46,663	—	—	124,605
Licenses and distribution agreements	119,819	577	—	12,673	726	(3)	(2,300)	131,492
Customer relationships	50,572	727	(53,247)	9,226	—	—	(33)	7,245
Construction in progress	—	—	—	—	16,750	—	(16,750)	—
Internally developed intangibles	108,906	2,927	(2,475)	20,357	—	9,202	(574)	138,343
Other	274,535	8,003	(6,375)	25,753	580	6,064	(3,866)	304,694

	880,776	26,567	(63,921)	93,424	64,719	15,280	(28,170)	988,675

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Book value
in € THOUS
	December 31, 2019	December 31, 2018
Amortizable intangible assets
Non-compete agreements	36,599	42,614
Technology	567,611	28,559
Licenses and distribution agreements	58,575	104,133
Customer relationships	57,575	16,602
Construction in progress	267,403	148,002
Internally developed intangibles	128,854	78,690
Other	79,259	76,696

	1,195,876	495,296

Non-amortizable intangible assets
Tradename	227,229	182,901
Management contracts	3,225	3,134

	230,454	186,035

Intangible assets	1,426,330	681,331

Goodwill	14,017,255	12,209,606

The amortization of intangible assets amounted to €135,482, €93,424 and €112,773 for the years ended December 31, 2019, 2018, and 2017, respectively. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

At December 31, 2019 and 2018, the hyperinflationary effects on intangible assets and goodwill consisted of the following:

Effect of hyperinflation in Argentina
in € THOUS
	Acquisition or manufacturing costs	Accumulated depreciation	December 31, 2019
Amortizable intangible assets
Internally developed intangibles	1,971	1,281	690
Other	1,697	727	970

Intangible assets	3,668	2,008	1,660

Goodwill	28,057	2,926	25,131

	Acquisition or manufacturing costs	Accumulated depreciation	December 31, 2018
Amortizable intangible assets
Internally developed intangibles	142	129	13
Other	1,889	1,209	680

Intangible assets	2,031	1,338	693

Goodwill	20,197	2,118	18,079

Goodwill and intangible assets with indefinite useful lives

The increase in the carrying amount of goodwill during 2019 is mainly a result of the acquisition of NxStage, the impact of foreign currency translations and the purchase of clinics in the normal course of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The carrying amount of goodwill and intangibles with indefinite useful life is allocated to the CGUs at December 31, 2019 and 2018 as follows:

Allocation of the carrying amount to CGUs
in € THOUS
	North America		EMEA		Asia-Pacific		Latin America
	2019	2018	2019	2018	2019	2018	2019	2018
Goodwill	11,762,791	10,128,309	1,342,730	1,282,632	716,665	662,097	195,069	136,568
Management contracts with indefinite useful life	—	—	—	—	3,225	3,134	—	—
Trade name with indefinite useful life	226,692	182,329	—	—	—	—	537	572

The recoverability of goodwill and other separable intangible assets with indefinite useful lives recorded in the Company's consolidated balance sheets was verified. As a result, the Company did not record any impairment losses in 2019 and 2018.

12.   Current provisions and other current liabilities

Current provisions

The following table shows a reconciliation of the current provisions for 2019:

Development of current provisions
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Utilized	Reversed	Additions	Reclassifications	December 31, 2019
Self-insurance programs	198,307	3,751	—	—	—	17,808	—	219,866
Personnel expenses	42,430	359	215	(25,436)	(293)	32,487	40,764	90,526
Risk of lawsuit	32,304	246	507	(15,049)	(50)	3,023	—	20,981
FCPA related charge	223,980	—	—	(219,588)	(4,000)	3,844	—	4,236
Other current provisions	27,495	218	742	(3,976)	(839)	12,807	—	36,447

Current provisions	524,516	4,574	1,464	(264,049)	(5,182)	69,969	40,764	372,056

Self-insurance programs

See note 2 d).

Personnel expenses

Personnel expenses mainly refer to provisions for share-based plans, the current portion of the provisions for accrued severance payments and provisions for jubilee payments. As at December 31, 2019 and 2018 the provisions for share-based plans amounted to €63,447 and €15,478, respectively. See note 20.

Risk of lawsuit

See note 22.

FCPA related charge

On March 29, 2019, the Company entered into a non-prosecution agreement with the United States Department of Justice ("DOJ") and a separate agreement with the Securities and Exchange Commission ("SEC") intended to resolve fully and finally the government's claims against the Company arising from the investigations. The Company paid a combined total in penalties and disgorgement of approximately $231,700 to the DOJ and the SEC in connection with these agreements. For further information on these investigations see note 22.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Other current provisions

The item "Other current provisions" in the table above includes provisions for warranties, physician compensation and return of goods.

Other current liabilities

As at December 31, 2019 and 2018 other current liabilities consisted of the following:

Other current liabilities
in € THOUS
	2019	2018
Personnel liabilities	647,508	654,457
Noncontrolling interests subject to put provisions	603,132	494,576
Unapplied cash and receivable credits	482,682	364,657
Invoices outstanding	178,209	160,112
Withholding tax and VAT	104,388	100,086
Interest liabilities	73,593	92,961
Variable payments outstanding for acquisitions	34,253	57,217
Legal matters, advisory and audit fees	27,979	38,778
Bonuses, commissions	27,510	26,831
Contract liabilities	22,795	37,628
Rent and lease obligations	176	138,210
Other liabilities	238,138	214,259

Other current liabilities	2,440,363	2,379,772

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

Other liabilities

The item "Other liabilities" in the table above includes derivates, deferred income, the current portion of pension liabilities as well as liabilities for severance payments related to the Company's cost optimization program.

13.   Short-term debt and short-term debt from related parties

At December 31, 2019 and December 31, 2018, short-term debt and short-term debt from related parties consisted of the following:

Short-term debt and short-term debt from related parties
in € THOUS
	2019	2018
Commercial paper program	999,732	999,873
Borrowings under lines of credit	143,875	204,491
Other	6,381	930

Short-term debt	1,149,988	1,205,294
Short-term debt from related parties (see note 5 c)	21,865	188,900

Short-term debt and short-term debt from related parties	1,171,853	1,394,194

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,000,000 can be issued. At December 31, 2019 and 2018, the outstanding commercial paper amounted to €1,000,000 and €1,000,000, respectively.

Borrowings under lines of credit and further availabilities

Borrowings under lines of credit in the amount of €143,875 and €204,491 at December 31, 2019 and 2018, respectively, represented amounts borrowed by the Company and its subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2019 and 2018 were 0.86% and 1.21%, respectively.

Excluding amounts available under the Amended 2012 Credit Agreement (see note 14 below), at December 31, 2019 and 2018, the Company had €517,926 and €386,619 available under other commercial bank agreements. In some instances, lines of credit are secured by assets of the Company's subsidiary that is party to the agreement or may require the Company's guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.

The Company and certain consolidated entities operate a multi-currency notional pooling cash management system. The Company met the conditions to offset balances within this cash pool for reporting purposes. At December 31, 2019 and 2018, cash and borrowings under lines of credit in the amount of €152,598 and €122,256 were offset under this cash management system.

Other

At December 31, 2019 and 2018, the Company had €6,381 and €930 of other debt outstanding related to fixed payments outstanding for acquisitions.

Short-term debt from related parties

On July 31, 2019, the Company and one of its subsidiaries, as borrowers, and Fresenius SE, as lender, amended and restated an unsecured loan agreement to increase the aggregate amount from $400,000 to €600,000. The Company and one of its subsidiaries may request and receive one or more short-term advances until maturity on July 31, 2022. For further information on short-term debt from related parties, see note 5 c).

14.   Long-term debt

As of December 31, 2019 and 2018, long-term debt consisted of the following:

Long-term debt
in € THOUS
	2019	2018
Amended 2012 Credit Agreement	1,901,372	1,887,357
Bonds	4,966,619	3,700,446
Convertible Bonds	399,939	393,232
Accounts Receivable Facility	379,570	—
Capital lease obligations(1)	—	36,144
Other	258,057	134,855

Long-term debt(2)	7,905,557	6,152,034
Less current portion	(1,447,239)	(1,106,519)

Long-term debt, less current portion(2)	6,458,318	5,045,515

(1)
As of December 31, 2018, this line item included lease liabilities from capital leases in accordance with IAS 17. From 2019, these amounts are transferred to balance sheet items "Current portion of long-term lease liabilities" and "Long-term lease liabilities, less current portion" (see note 1).

(2)
Labeled as "Long-term debt and capital lease obligations, less current portion" as of December 31, 2018, this line item included lease liabilities from capital leases in accordance with IAS 17. From 2019, these amounts are transferred to balance sheet item "Long-term lease liabilities, less current portion" (see note 1).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The Company's long-term debt as of December 31, 2019, all of which ranks equally in rights of payment, are described as follows:

Amended 2012 credit agreement

The Company originally entered into a syndicated credit facility of $3,850,000 and a 5-year tenor (the "2012 Credit Agreement") on October 30, 2012. On November 26, 2014, the 2012 Credit Agreement was amended to increase the total credit facility to approximately $4,400,000 and extend the term for an additional two years until October 30, 2019 ("Amended 2012 Credit Agreement"). On July 11, 2017, the Company further amended and extended the Amended 2012 Credit Agreement.

As of December 31, 2019, the Amended 2012 Credit Agreement consists of:

  •
  Revolving credit facilities of $900,000 and €600,000 which will be due and payable on July 31, 2022.

  •
  A term loan of $1,230,000, also scheduled to mature on July 31, 2022. Quarterly repayments of $30,000 began on October 31, 2017 with the remaining balance outstanding due on the maturity date.

  •
  A term loan of €287,000 scheduled to mature on July 31, 2022. Quarterly repayments of €7,000 began on October 31, 2017 with the remaining balance outstanding due on the maturity date.

  •
  A non-amortizing term loan of €400,000 which is scheduled to mature on July 30, 2020.

Interest on the credit facilities is floating at a rate equal to EURIBOR / LIBOR (as applicable) plus an applicable margin. The applicable margin is variable and depends on the Company's consolidated net leverage ratio, which is a ratio of its consolidated funded debt less cash and cash equivalents to consolidated EBITDA (as these terms are defined in the Amended 2012 Credit Agreement). At December 31, 2019 and 2018, the dollar-denominated tranches outstanding under the Amended 2012 Credit Agreement had a weighted average interest rate of 3.24% and 3.53%, respectively. At December 31, 2019 and 2018, the euro-denominated tranches had a weighted average interest rate of 0.93% and 0.81%, respectively.

The Amended 2012 Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries. Under certain circumstances these covenants limit indebtedness and restrict the creation of liens. Under the Amended 2012 Credit Agreement the Company is required to comply with a maximum consolidated net leverage ratio.

The following table shows the available and outstanding amounts under the Amended 2012 Credit Agreement at December 31, 2019 and 2018:

Amended 2012 Credit Agreement – Maximum amount available and balance outstanding in THOUS
	Maximum amount available 2019		Balance outstanding 2019(1)
Revolving credit USD 2017 / 2022	$900,000	€801,139	$138,700	€123,464
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,230,000	€1,094,891	$1,230,000	€1,094,891
EUR term loan 2017 / 2022	€287,000	€287,000	€287,000	€287,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,183,030		€1,905,355

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

	Maximum amount available 2018		Balance outstanding 2018(1)
Revolving credit USD 2017 / 2022	$900,000	€786,026	$—	€—
Revolving credit EUR 2017 / 2022	€600,000	€600,000	€—	€—
USD term loan 2017 / 2022	$1,350,000	€1,179,039	$1,350,000	€1,179,039
EUR term loan 2017 / 2022	€315,000	€315,000	€315,000	€315,000
EUR term loan 2017 / 2020	€400,000	€400,000	€400,000	€400,000

		€3,280,065		€1,894,039

(1)
Amounts shown are excluding debt issuance costs.

At December 31, 2019 and 2018, the Company had letters of credit outstanding in the amount of $1,135 and $1,690 (€1,010 and €1,476), respectively, under the USD revolving credit facility, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the applicable revolving credit facility.

Bonds

At December 31, 2019 and 2018, the Company's bonds consisted of the following:

Bonds
in THOUS
Issuer/Transaction	Face amount	Maturity	Coupon	Book value 2019 in €	Book value 2018 in €
FMC US Finance II, Inc. 2012	$800,000	July 31, 2019	5.625%	—	698,167
FMC Finance VIII S.A. 2012	€250,000	July 31, 2019	5.25%	—	249,773
FMC US Finance II, Inc. 2014	$500,000	October 15, 2020	4.125%	444,507	435,376
FMC US Finance, Inc. 2011	$650,000	February 15, 2021	5.75%	577,069	564,882
FMC Finance VII S.A. 2011	€300,000	February 15, 2021	5.25%	299,498	299,035
FMC US Finance II, Inc. 2012	$700,000	January 31, 2022	5.875%	622,135	609,532
Fresenius Medical Care AG & Co. KGaA, 2019	€650,000	November 29, 2023	0.25%	646,936	—
FMC US Finance II, Inc. 2014	$400,000	October 15, 2024	4.75%	354,338	347,297
Fresenius Medical Care AG & Co. KGaA, 2018	€500,000	July 11, 2025	1.50%	496,138	496,384
Fresenius Medical Care AG & Co. KGaA, 2019	€600,000	November 30, 2026	0.625%	593,216	—
FMC US Finance III, Inc. 2019	$500,000	June 15, 2029	3.75%	435,673	—
Fresenius Medical Care AG & Co. KGaA, 2019	€500,000	November 29, 2029	1.25%	497,109	—

				4,966,619	3,700,446

All bonds issued before 2018, as well as the bonds issued by FMC US Finance III in 2019, are guaranteed by the Company and by FMCH and may be redeemed at the option of the respective issuers at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders of our bonds have the right to request that the issuers repurchase the bonds at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the ratings of the respective bonds.

The Company has agreed to a number of covenants to provide protection to the holders which, under certain circumstances and with certain exceptions for the bonds issued since 2018, limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur liens, engage in sale-leaseback transactions and merge or consolidate with other companies or sell assets. The limitation on incurrence of debt in the bonds issued before 2018 was suspended automatically as the rating of the respective bonds reached investment grade status. At December 31, 2019, the Company was in compliance with all of its covenants under the bonds.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The bonds issued by FMC Finance VIII S.A. in the amount of €250,000 and the bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $800,000, which were due on July 31, 2019, were redeemed at maturity.

Convertible bonds

On September 19, 2014, the Company issued €400,000 principal amount of equity-neutral convertible bonds with a coupon of 1.125%. The bonds were issued at par and repaid as planned on January 31, 2020. In November 2019, the conversion feature expired and no conversions occurred. The call options on its shares that the Company purchased in 2014 to fully offset the economic exposure from the conversion feature also expired in November 2019.

Accounts Receivable Facility

The Company refinanced the Accounts Receivable Facility on December 20, 2018 increasing the facility to $900,000 and extending it until December 20, 2021.

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at December 31, 2019 and December 31, 2018:

Accounts Receivable Facility – Maximum amount available and balance outstanding in THOUS
	Maximum amount available 2019(1)		Balance outstanding 2019(2)
Accounts Receivable Facility	$900,000	€801,139	$427,000	€380,096

	Maximum amount available 2018(1)		Balance outstanding 2018(2)
Accounts Receivable Facility	$900,000	€786,026	$—	€—

(1)
Subject to availability of sufficient accounts receivable meeting funding criteria.

(2)
Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $23,460 at December 31, 2019 and $26,631 at December 31, 2018 (€20,883 and €23,259). These letters of credit are not included above as part of the balance outstanding at December 31, 2019 and 2018; however, they reduce available borrowings under the Accounts Receivable Facility.

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

NMC Funding pays interest to the bank investors calculated based on the commercial paper rates for the particular tranches selected. At December 31, 2019, the interest rate was 1.98%. At December 31, 2018, this facility was not utilized by the Company. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the facility.

Other

At December 31, 2019 and 2018, in conjunction with certain acquisitions and investments, the Company had fixed payments outstanding for acquisitions totaling approximately €27,611 and €16,713, respectively, of which €12,456 and €7,621, respectively, were classified as the current portion of long-term debt.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

15.   Non-current provisions and other non-current liabilities

Of the total amount of non-current provisions and other non-current liabilities amounting to €668,747 at December 31, 2019 (2018: €750,738), €219,129 (2018: €457,382) are due in between more than one and three years, €34,762 (2018: €107,080) are due in between three to five years and €414,856 (2018: €186,276) are due after five years.

The item "Other non-current liabilities" in the amount of €559,944 at December 31, 2019 (2018: €622,291) includes, among others, noncontrolling interests subject to put provisions of €331,293 (2018: €324,295), variable payments outstanding for acquisitions of €55,424 (2018: €115,061) and derivatives of €50 (2018: €11,820).

The following table shows the development of non-current provisions in the fiscal year:

Development of non-current provisions
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Utilized	Reversed	Additions	Reclassifications	December 31, 2019
Personnel expenses	84,439	1,203	430	(3,294)	(713)	19,065	(40,764)	60,366
Interest payable related to income taxes	29,231	150	—	—	(5,447)	2,177	—	26,111
Other non-current provisions	14,777	66	6,066	(283)	(249)	1,949	—	22,326

Non-current provisions	128,447	1,419	6,496	(3,577)	(6,409)	23,191	(40,764)	108,803

Personnel expenses mainly refer to provisions for share-based plans and provisions for severance payments. As at December 31, 2019, the provisions for share-based plans amounted to €47,411 (2018: €71,784). See note 20.

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

In the fourth quarter of 2019, FMC North America offered a lump-sum payout for its defined benefit pension plan to former employees. This settlement reduced the benefit obligation and resulted in a gain.

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

Defined benefit pension plans

During the first quarter of 2002 FMCH, the Company's U.S. subsidiary, curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. In 2019, FMCH did not have a minimum funding requirement. The Company voluntarily provided €1,131 to the defined benefit plan. Expected funding for 2020 is €1,139.

The benefit obligation for all defined benefit plans at December 31, 2019, was €976,467 (2018: €842,601) which consists of the gross benefit obligation of €399,339 (2018: €388,518) for the U.S. plan and of €5,498 (2018: €4,626) for the French plan, which are partially funded by plan assets, and the benefit obligation of €560,255 (2018: €439,677) for the German unfunded plan and the benefit obligation of €11,375 (2018: €9,780) for the two French unfunded plans.

Related to defined benefit plans the Company is exposed to certain risks. Besides general actuarial risks, e.g. the longevity risk and the interest rate risk, the Company is exposed to market risk as well as to investment risk.

The following table shows the changes in benefit obligations, the changes in plan assets and the deficit or surplus of the pension plans. Benefits paid as shown in the changes in benefit obligations represent

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

payments made from both the funded and unfunded plans while the benefits paid as shown in the changes in plan assets include only benefit payments from the Company's funded benefit plan.

Deficit or surplus
in € THOUS
	2019	2018
Change in benefit obligation:
Benefit obligation at beginning of year	842,601	792,739
Foreign currency translation (gains) losses	7,459	17,957
Changes in consolidation group	—	123
Current service cost	30,070	25,467
Interest cost	28,016	24,364
Transfer of plan participants	194	80
Actuarial (gains) losses arising from changes in financial assumptions	140,923	(9,760)
Actuarial (gains) losses arising from changes in demographic assumptions	(2,306)	3,497
Actuarial (gains) losses arising from experience adjustments	(4,873)	11,117

Remeasurements	133,744	4,854
Benefits paid	(60,863)	(22,983)
Settlements	(4,754)	—

Benefit obligation at end of year	976,467	842,601

Change in plan assets:
Fair value of plan assets at beginning of year	317,585	291,256
Foreign currency translation gains (losses)	6,130	14,189
Interest income from plan assets	14,108	11,308
Actuarial gains (losses) arising from experience adjustments	34,131	(23,216)

Actual return on plan assets	48,239	(11,908)
Employer contributions	1,131	43,393
Benefits paid	(56,961)	(19,345)

Fair value of plan assets at end of year	316,124	317,585

Deficit (surplus) at end of year	660,343	525,016

For the years 2019 and 2018, there were no effects from the asset ceiling.

At December 31, 2019, the weighted average duration of the defined benefit obligation was 19 years (2018: 18 years).

The net pension liability as of December 31, 2019 and 2018 is calculated as follows:

Net pension liability
in € THOUS
	2019	2018
Deficit (surplus) at end of year	660,343	525,016
Benefit plans offered by other subsidiaries	39,147	35,424

Net pension liability	699,490	560,440

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Benefit plans offered by the Company in the U.S., Germany and France contain a pension liability of €660,343 and €525,016 at December 31, 2019 and 2018, respectively. The pension liability consists of a current portion of €6,190 (2018: €5,384) which is recorded in the line item "Current provisions and other current liabilities" in the consolidated balance sheets. The non-current portion of €654,153 (2018: €519,632) is recorded in non-current liabilities as "Pension liabilities" in the consolidated balance sheets.

As of December 31, 2019, €83,323 related to the U.S. pension plan, €560,255 related to the German plan and €16,765 related to the French plans. At December 31, 2018, €71,031 related to the U.S. pension plan, €439,677 related to the German plan and €14,308 related to the French plans. Approximately 67% of the beneficiaries are located in the U.S. and 7% in France with the majority of the remaining 26% located in Germany.

Benefit plans offered by other subsidiaries outside of the U.S., Germany and France contain separate benefit obligations. The total net pension liability for these other plans was €39,147 and €35,424 at December 31, 2019 and 2018 and consists of a current pension liability of €4,105 (2018: €3,126), which is recognized in the line item "Current provisions and other current liabilities." The non-current pension liability of €35,042 (2018: €32,298) for these plans is recorded in non-current liabilities as "Pension liabilities" in the consolidated balance sheets.

The discount rates for all plans are based upon yields of portfolios of highly rated debt instruments with maturities that mirror each plan's benefit obligation. The Company's discount rates at December 31, 2019 and 2018 are the weighted average of these plans based upon their benefit obligations.

The following weighted-average assumptions were utilized in determining benefit obligations at December 31, 2019 and 2018:

Weighted average assumptions
in %
	2019	2018
Discount rate	2.35	3.27
Rate of compensation increase	3.18	3.21
Rate of pension increase	1.70	1.69

Sensitivity analysis

Increases and decreases in principal actuarial assumptions by 0.5 percentage points would affect the pension liability at December 31, 2019 as follows:

Sensitivity analysis
in € THOUS
	0.5% increase	0.5% decrease
Discount rate	(89,298)	104,053
Rate of compensation increase	16,040	(15,793)
Rate of pension increase	46,089	(41,222)

The sensitivity analysis was calculated based on the average duration of the pension obligations determined at December 31, 2019. The calculations were performed isolated for each significant actuarial parameter, in order to show the effect on the fair value of the pension liability separately.

The sensitivity analysis for compensation increases and for pension increases excludes the U.S. pension plan because it is frozen and therefore is not affected by changes from these two actuarial assumptions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The defined benefit pension plans' net periodic benefit costs are comprised of the following components for the years ended December 31, 2019, 2018 and 2017:

Components of net periodic benefit cost
in € THOUS
	2019	2018	2017
Service cost	30,070	25,467	28,607
Net interest cost	13,908	13,056	11,087
(Gains) losses from settlements	(4,754)	—	—

Net periodic benefit costs	39,224	38,523	39,694

Service cost and net interest cost are allocated as personnel expense within costs of revenues; selling, general and administrative expense; or research and development expense. This is depending upon the area in which the beneficiary is employed. The gain from settlement is included in selling, general and administrative expense.

The following weighted-average assumptions were used in determining net periodic benefit cost for the years ended December 31, 2019, 2018 and 2017:

Weighted average assumptions
in %
	2019	2018	2017
Discount rate	3.27	3.08	3.25
Rate of compensation increase	3.21	3.22	3.23
Rate of pension increase	1.69	1.45	1.45

Expected benefit payments are as follows:

Defined benefit pension plans: cash outflows
in € THOUS
	2019	2018
1 year	28,706	24,111
1 - 3 years	56,577	53,662
3 - 5 years	62,441	61,415
5 - 10 years	183,896	184,929

Total	331,620	324,117

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Plan Assets

The following table presents the fair values of the Company´s pension plan assets at December 31, 2019 and 2018:

Fair values of plan assets
in € THOUS
Asset category	Total	Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs	Total	Quoted prices in active markets for identical assets	Significant observable inputs
		(Level 1)	(Level 2)	(Level 3)		(Level 1)	(Level 2)
	2019				2018
Equity investments
Index funds(1)	85,321	8,440	76,881	—	77,718	1,972	75,746
Fixed income investments
Government securities(2)	2,875	2,547	328	—	9,241	8,880	361
Corporate bonds(3)	202,642	—	202,642	—	186,500	—	186,500
Other bonds(4)	10,179	—	2,762	7,417	3,518	—	3,518
U.S. treasury money market funds(5)	14,999	14,999	—	—	40,510	40,510	—
Other types of investments
Cash, money market and mutual funds(6)	108	108	—	—	98	98	—

Total	316,124	26,094	282,613	7,417	317,585	51,460	266,125

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

Defined contribution plans

Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $19.5 if under 50 years old ($25.6 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee's pay. The Company's total expense under this defined contribution plan for the years ended December 31, 2019, 2018, and 2017, was €53,290, €53,872 and €48,746 respectively.

Additionally, the Company contributed for the years ended December 31, 2019, 2018, and 2017 €25,950, €24,721 and €24,329 to state pension plans.

17.   Shareholders' equity

Capital stock

At December 31, 2019, the Company's share capital consists of 304,436,876 bearer shares without par value (Stückaktien) and a nominal value of €1.00 each. The Company's share capital has been fully paid in.

The General Partner of FMC-AG & Co. KGaA, Fresenius Medical Care Management AG, Hof an der Saale, is not obliged to make a capital contribution and has not made a capital contribution. It does not participate in the profits and losses or in the assets of the Company. The General Partner receives for the assumption of the management of the Company and the liability an annual remuneration independent of profit and loss in the amount of 4% of its share capital (see note 5 d). The General Partner shall be reimbursed for any and all expenses in connection with management of the Company's business, which includes remuneration of the members of its Management Board and its Supervisory Board.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In a notification dated February 8, 2011, Fresenius SE disclosed to the Company pursuant to Section 21 of the WpHG at the date of notification (predecessor provision to Section 33 of the WpHG) that it held 35.74% of the voting rights in FMC-AG & Co. KGaA. At December 31, 2019, Fresenius SE held 31.00% of the Company's voting rights. Net of treasury shares held by FMC-AG & Co. KGaA in accordance with Section 16 (2) sentence 2 of the German Stock Corporation Act (AktG), Fresenius SE held 31.64% of the Company's voting rights. In addition, Fresenius SE is the sole stockholder of the General Partner.

On October 30, 2019, FIL Limited, Pembroke, Bermuda, including attributed subsidiaries, disclosed pursuant to Section 33, 34 of the WpHG that 2.98% of the voting rights of FMC-AG & Co. KGaA were held as of October 29, 2019. On May 13, 2019, BlackRock, Inc., Wilmington, DE, U.S., ("BlackRock") including attributed subsidiaries disclosed pursuant to Section 33, 34 of the WpHG that 4.83% of the voting rights of FMC-AG & Co. KGaA and instruments relating to 0.07% of the voting rights of FMC-AG & Co. KGaA were held as of May 8, 2019.

On June 7, 2019, BlackRock filed an amended Schedule 13G under the U.S. Securities Exchange Act of 1934, as amended, reporting beneficial ownership of 4.96% of the Company's ordinary shares.

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

Authorized capital

By resolution of the Company's Annual General Meeting ("AGM") on May 19, 2015, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the Company's share capital until May 18, 2020 up to a total of €35,000 through issue of new bearer ordinary shares for cash contributions, "Authorized Capital 2015/I". Additionally, the newly issued shares may be taken up by a credit and/or financial institution or a consortium of such credit and/or financial institutions retained by the General Partner with the obligation to offer them to the shareholders of the Company. The General Partner is entitled, subject to the approval of the supervisory board, to exclude the pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible only for fractional amounts. No Authorized Capital 2015/I has been issued at December 31, 2019.

In addition, by resolution of the AGM of shareholders on May 19, 2015, the General Partner was authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the share capital of the Company until May 18, 2020 up to a total of €25,000 through the issue of new bearer ordinary shares for cash contributions or contributions in kind, "Authorized Capital 2015/II". The new shares can also be obtained by a credit and/or financial institution or a consortium of such credit and/or

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

financial institutions retained by the General Partner with the obligation to offer the shares to the Company's shareholders for subscription. The General Partner is entitled, subject to the approval of the Supervisory Board, to exclude the pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company's share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock price of the existing listed shares of the same class and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise. No Authorized Capital 2015/II has been issued at December 31, 2019.

Authorized Capital 2015/I and Authorized Capital 2015/II became effective upon registration with the commercial register of the local court in Hof an der Saale on June 10, 2015.

Conditional capital

By resolution of the Company's AGM on May 12, 2011, the Company's share capital was conditionally increased with regards to the Stock Option Plan 2011 ("2011 SOP") by up to €12,000 subject to the issue of up to 12 million no par value bearer ordinary shares with a nominal value of €1.00 each ("Conditional Capital 2011/I"), (see note 20). The Conditional Capital increase is only executed to the extent subscription rights were awarded under the 2011 SOP, the holders of the subscription rights exercise their right and the Company does not use treasury shares to fulfill the subscription rights with each stock option awarded exercisable for one ordinary share (see note 20). The Company has the right to deliver ordinary shares that it owns or purchases in the market in lieu of increasing capital by issuing new shares.

At December 31, 2019, 3,488,989 options remained outstanding with a remaining average term of 3.23 years under the 2011 SOP. For the year ending December 31, 2019, 328,996 options had been exercised under the 2011 SOP (see note 20).

Conditional capital at December 31, 2019 was €9,728 in total, all relating to the 2011 SOP (see note 20).

A total of 328,996 shares were issued out of Conditional Capital 2011/I during 2019 (2018: 858,652 shares), increasing the Company's capital stock by €329 (2018: €859).

Treasury stock

On the basis of the authorization granted by the Company's AGM on May 12, 2011 to conduct a share buy-back program, the Company repurchased 7,548,951 shares in 2013 for an average weighted stock price of €51.00 per share. The Company redeemed 6,549,000 of these repurchased shares on February 16, 2016 in order to decrease its share capital at an average weighted price of €51.00 per share.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

On the basis of the authorization granted by the Company's Annual General Meeting on May 12, 2016 to conduct a share buy-back program, the Company repurchased treasury shares for the purpose of capital reduction. The total number of shares purchased as of December 31, 2019 will be used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares, or to fulfill employee participation programs of the Company.

The following tabular disclosure provides the number of shares acquired in the context of the share buy-back programs as well as the repurchased treasury stock:

Treasury Stock
	Average price per share	Total number of shares purchased and retired as part of publicly announced plans or programs	Total value of shares(1)
Period	in €		in € THOUS
December 31, 2016	51.00	999,951	50,993

Purchase of Treasury Stock
December 2017	87.79	660,000	57,938
December 31, 2017	65.63	1,659,951	108,931

Purchase of Treasury Stock
May 2018	86.69	173,274	15,020
June 2018	86.14	257,726	22,201
Repurchased Treasury Stock	86.37	431,000	37,221

Retirement of repurchased Treasury Stock
December 2018	87.23	1,091,000	95,159
December 31, 2018	51.00	999,951	50,993

Purchase of Treasury Stock
March 2019	69.86	1,629,240	113,816
April 2019	72.83	1,993,974	145,214
May 2019	72.97	147,558	10,766
Repurchased Treasury Stock	71.55	3,770,772	269,796
Retirement of repurchased Treasury Stock
June 2019	71.55	3,770,772	269,796

Purchase of Treasury Stock
June 2019	67.11	504,672	33,870
July 2019	66.77	1,029,655	68,748
August 2019	57.53	835,208	48,050
September 2019	59.67	627,466	37,445
October 2019	57.85	692,910	40,084
November 2019	64.78	852,859	55,245
December 2019	63.85	564,908	36,067
Repurchased Treasury Stock(2)	62.55	5,107,678	319,509

TOTAL	60.66	6,107,629	370,502

(1)
The value of shares repurchased in 2017, 2018 and 2019 is inclusive of fees (net of taxes) paid in the amount of approximately €12, €8 and €11 (in € THOUS), respectively, for services rendered.

(2)
At December 31, 2019, the maximum number of shares that may be purchased pursuant to the buy-back program expiring on June 17, 2020 is 6,892,322

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

Cash dividends of €354,636 for 2018 in the amount of €1.17 per share were paid on May 21, 2019.

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

As of December 31, 2019 and December 31, 2018, total equity and debt were as follows:

Total equity, debt and total assets
in € THOUS
	2019	2018
Total equity including noncontrolling interests	13,227,237	12,901,958
Debt and lease liabilities	13,782,448	7,546,228
Total assets	32,934,735	26,242,268
Debt and lease liabilities in % of total assets	41.8%	28.8%
Total equity in % of total assets (equity ratio)	40.2%	49.2%

The Company is not subject to any capital requirements provided for in its Articles of Association. The Company has obligations to issue shares out of the conditional capital relating to the exercise of stock options on the basis of the existing 2011 SOP stock option plan (see note 20).

The Company conducts a share buy-back program. The repurchased shares will be used solely to either reduce the registered share capital of the Company by cancellation of the acquired shares or to fulfill employee participation programs (see note 17).

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

Rating(1)
	Standard & Poor's	Moody's	Fitch
Corporate credit rating	BBB	Baa3	BBB–
Outlook	stable	stable	stable

(1)
A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

19.   Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for 2019, 2018 and 2017:

Reconciliation of basic and diluted earnings per share
in € THOUS, except share and per share data
	2019	2018	2017
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	1,199,619	1,981,924	1,279,788

Denominators:
Weighted average number of shares outstanding	302,691,397	306,541,706	306,563,400
Potentially dilutive shares	57,892	684,681	719,912

Basic earnings per share	3.96	6.47	4.17

Diluted earnings per share	3.96	6.45	4.16

20.   Share-based plans

The Company accounts for its share-based plans in accordance with IFRS 2. As of December 31, 2019, the Company has various share-based compensation plans, which may either be equity- or cash-settled.

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2016-2019

As of May 11, 2016, the issuance of stock options and Phantom Stock under the FMC-AG & Co. KGaA Long-Term Incentive Program 2011 ("LTIP 2011") is no longer possible. Furthermore, as of January 1, 2019, the issuance of Performance Shares under the FMC-AG & Co. KGaA Long-Term Incentive Plan 2016 ("LTIP 2016") is no longer possible. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, successor programs effective January 1, 2019 were introduced. For members of the Management Board, the Supervisory Board of the Management AG has approved and adopted the Fresenius Medical Care Management AG Management Board Long-Term Incentive Plan 2019 ("MB LTIP 2019"). For the members of the management boards of affiliated companies and managerial staff members, the Management Board of the Management AG has approved and adopted the Fresenius Medical Care AG & Co. KGaA Long-Term Incentive Plan 2019 ("LTIP 2019"). Additionally, the Management Board of the Management AG has approved and adopted the Fresenius Medical Care AG & Co. KGaA NxStage Long-Term Incentive Plan ("NxStage LTIP") for the management board and managerial staff members of NxStage in the course of the integration of NxStage into the Company.

The MB LTIP 2019, the LTIP 2019, the NxStage LTIP and the LTIP 2016 are variable compensation programs with long-term incentive effects. Similar to the LTIP 2016, which granted so-called "Performance Shares" annually or semiannually from 2016 to 2018, pursuant to the MB LTIP 2019 and the LTIP 2019,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

plan participants may be granted Performance Shares once or twice during 2019 for the MB LTIP 2019 and throughout 2019 to 2021 for the LTIP 2019. Pursuant to the NxStage LTIP, plan participants were granted Performance Shares in February 2019. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company's share price development.

For members of the Management Board, the Supervisory Board of the Management AG will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives his or her base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, the respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company's shares over a period of thirty calendar days prior to the respective grant date.

The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth at constant currency ("Revenue Growth"), (ii) growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA at constant currency ("Net Income Growth") and (iii) return on invested capital ("ROIC"). For the LTIP 2019 exclusively, the level of achievement for Performance Shares granted in fiscal year 2019 may be subject to an increase if certain targets in relation to the second phase of the Company's Global Efficiency Program are achieved ("GEP-II targets").

Revenue, net income and ROIC are determined according to the Company's consolidated reported and audited figures in Euro for the financial statements prepared in accordance with IFRS, applying the respective plan terms. Revenue Growth, Net Income Growth and the fulfillment of the GEP-II targets, for the purpose of the relevant plan, are determined at constant currency.

An annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 7% in each individual year of the three-year performance period; Revenue Growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 16%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

An annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 7% in each individual year of the three-year performance period. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

With regard to ROIC, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. For the MB LTIP 2019 and the LTIP 2019, the target ROIC is 7.9% for 2019 (LTIP 2016: 7.3% in 2016 and increased by 0.2 percentage points for each consecutive year until 2020; NxStage LTIP: 7.7% in 2018 and increased by 0.2 percentage points for each consecutive year until 2020). A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%. For the LTIP 2019, the overall target achievement for Performance Shares granted in fiscal year 2019 shall be increased by 20 percentage points if the GEP-II targets achievement is 100%. In case of a GEP-II targets achievement between 0% and 100%, the respective increase of the overall target achievement will be calculated by means of linear interpolation. The overall target achievement increased by the GEP-II targets achievement shall not exceed 200%.

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

For the MB LTIP 2019, the final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the four-year vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

For plan participants of the LTIP 2019, the final number of Performance Shares is generally deemed earned three years after the day of a respective grant (the three-year vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this three-year vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the grant value received by the participant, will then be paid to the plan participants as cash compensation.

For plan participants of the NxStage LTIP, the final number of Performance Shares granted in February 2019 is generally deemed earned in December 2022 (the vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

For plan participants of the LTIP 2016, the final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the four-year vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

During 2019, the Company awarded 114,999 Performance Shares under the MB LTIP 2019 at a measurement date weighted average fair value of €60.70 each and a total fair value of €6,980, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

During 2019, the Company awarded 817,089 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €62.16 each and a total fair value of €50,790, which will be revalued if the fair value changes. The total fair value will be amortized over the three-year vesting period.

During 2019, the Company awarded 55,978 Performance Shares under the NxStage LTIP at a measurement date weighted average fair value of €62.17 each and a total fair value of €3,480, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011

On May 12, 2011, the 2011 SOP was established by resolution of the Company's AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner's Management and supervisory boards, forms the Company's LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom Stock. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 were subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 per share.

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

Phantom Stock awards under the LTIP 2011 entitle the holders to receive payment in euro from the Company upon exercise of the Phantom Stock. The payment per Phantom Stock in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of the Company's shares on the exercise date. Phantom Stock awards have a five-year term and can be exercised for the first time after a four-year vesting period. For participants who are U.S. taxpayers, the Phantom Stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

New incentive bonus plan

In 2019, the members of the Management Board were eligible for performance-related compensation that depended upon achievement of pre-defined targets. The targets are measured based on the adjusted net income growth attributable to the shareholders of FMC-AG & Co. KGaA at constant currency ("Adjusted Net Income Growth"), adjusted net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments ("Adjusted Free Cash Flow") in percent of revenues and adjusted operating margin ("Adjusted Operating Margin"), and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for 2019 consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component for the year 2019 will be paid in the following year, after the consolidated financial statements for 2019 have been approved. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation is capped.

Share-based compensation related to this plan for fiscal years ended 2019, 2018 and 2017 was €2,623, €3,414 and €3,418, respectively.

Information on holdings under share-based plans

At December 31, 2019, the members of the Management Board held 102,435 Performance Shares under the MB LTIP 2019. Former members of the Management Board held 12,564 Performance Shares under the MB LTIP 2019.

At December 31, 2019, the plan participants held 797,659 Performance Shares under the LTIP 2019.

At December 31, 2019, the plan participants held 45,007 Performance Shares under the NxStage LTIP.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

At December 31, 2019, the members of the Management Board held 211,878 Performance Shares and plan participants other than the members of the Management Board held 1,747,142 Performance Shares under the LTIP 2016.

At December 31, 2019, the members of the Management Board held 23,336 Phantom Stock and plan participants other than the members of the Management Board held 311,650 Phantom Stock under the LTIP 2011.

At December 31, 2019, the members of the Management Board held 452,989 stock options and plan participants other than the members of the Management Board held 3,036,000 stock options under the 2011 SOP.

Additional information on share-based plans

The table below provides reconciliations for stock options outstanding at December 31, 2019, as compared to December 31, 2018.

Transactions
	Options	Weighted Average Exercise Price
	(in THOUS)	in €
Stock options for shares
Balance at December 31, 2018	3,896	68.85
Granted	—	—
Exercised(1)	329	51.72
Forfeited	78	75.08

Balance at December 31, 2019	3,489	70.32

(1)
The average share price at the date of exercise of the options was €67.62.

The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2019:

Share Options
	Outstanding			Exercisable
Range of exercise prices in €	Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01 - 50.00	767,001	2.38	49.90	767,001	49.90
50.01 - 55.00	825	0.93	52.27	825	52.27
55.01 - 60.00	133,375	1.24	57.68	133,375	57.68
60.01 - 65.00	—	—	—	—	—
65.01 - 70.00	—	—	—	—	—
70.01 - 75.00	—	—	—	—	—
75.01 - 80.00	2,587,788	3.58	77.03	2,587,788	77.03

	3,488,989	3.23	70.32	3,488,989	70.32

At December 31, 2019, there were no total unrecognized compensation costs related to non-vested options.

During the fiscal years ended December 31, 2019, 2018, and 2017, the Company received cash of €17,014, €43,508 and €42,234, respectively, from the exercise of stock options (see note 17). The intrinsic value of

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

stock options exercised for the twelve-month periods ended December 31, 2019, 2018, and 2017 was €5,231, €29,440 and €31,580, respectively.

The compensation expense related to equity-settled stock option programs is determined based upon the fair value on the grant date and the number of stock options granted which will be recognized over the four-year vesting period. In connection with the 2011 SOP, the Company incurred compensation expense of €1,992, €6,713 and €11,736 for the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

The compensation expense related to cash-settled share-based payment transactions is determined based upon the fair value at the measurement date and the number of Phantom Stock or Performance Shares granted which will be recognized over the vesting period. In connection with cash-settled share-based payment transactions, the Company recognized compensation expense of:

  •
  €656, €0 and €0 related to Performance Shares under the MB LTIP 2019 for the fiscal years ended December 31, 2019, 2018 and 2017, respectively,

  •
  €4,771, €0 and €0 related to Performance Shares under the LTIP 2019 for the fiscal years ended December 31, 2019, 2018 and 2017, respectively,

  •
  €572, €0 and €0 related to Performance Shares under the NxStage LTIP for the fiscal years ended December 31, 2019, 2018 and 2017, respectively,

  •
  €30,304, €4,152 and €38,882 related to Performance Shares under the LTIP 2016 for the fiscal years ended December 31, 2019, 2018 and 2017, respectively, and

  •
  €5,724, -€8,799 and €21,576 related to Phantom Stock for the fiscal years ended December 31, 2019, 2018 and 2017, respectively.

Care Coordination stock incentive plans

In 2014, the Company established two subsidiary stock incentive plans for the acquisitions of Sound and National Cardiovascular Partners. The Company divested its controlling interest in Sound on June 28, 2018, see note 4 c) for information. For the year ended December 31, 2019, the Company did not record stock compensation expense associated with the Sound subsidiary stock incentive plan (2018: €87,157 and 2017: €35,250). The remaining subsidiary stock incentive plan related to National Cardiovascular Partners is immaterial to the Company.

21.   Leases

The Company leases land, buildings and improvements, machinery and equipment, as well as IT- and office equipment under various lease agreements.

Leasing in the consolidated statements of income

The following table shows the effects from lease agreements on the consolidated statements of income for the year ended December 31, 2019:

Leasing in the consolidated statements of income
in € THOUS
2019
Depreciation on right-of-use assets	700,276
Impairments on right-of-use assets	38,820
Expenses relating to short-term leases	52,108
Expenses relating to leases of low-value assets	25,239
Expenses relating to variable lease payments	10,814
Income from subleasing right-of-use asset	4,367
Interest expense on lease liabilities	171,724

For information regarding leases with related parties, see note 5 b).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Leases in the consolidated balance sheets

At December 31, 2019, the acquisition costs and the accumulated depreciation of right-of-use assets consisted of the following:

Acquisition costs
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Reclassifications	Disposals	December 31, 2019
Right-of-use assets: Land	28,717	447	(14)	2,300	512	(1,387)	30,575
Right-of-use assets: Buildings and improvements	3,840,380	65,603	(3,577)	694,031	15,074	(20,816)	4,590,695
Right-of-use assets: Machinery and equipment	407,436	7,639	3,257	23,243	18,002	(24,859)	434,718
Right-of-use assets: Advance Payments	—	—	—	24	—	—	24

Right-of-use assets	4,276,533	73,689	(334)	719,598	33,588	(47,062)	5,056,012

Depreciation
in € THOUS
	January 1, 2019	Foreign currency translation	Changes in consolidation group	Additions	Impairment loss	Reclassifications	Disposals	December 31, 2019
Right-of-use assets: Land	—	14	(4)	3,936	134	128	294	4,502
Right-of-use assets: Buildings and improvements	—	(1,364)	(1,768)	581,081	38,686	3,424	(6,133)	613,926
Right-of-use assets: Machinery and equipment	—	(291)	(105)	115,259	—	21,930	(24,324)	112,469
Right-of-use assets: Advance Payments	—	—	—	—	—	—	—	—

Right-of-use assets	—	(1,641)	(1,877)	700,276	38,820	25,482	(30,163)	730,897

Book value
in € THOUS
December 31, 2019
Right-of-use assets: Land	26,073
Right-of-use assets: Buildings and improvements	3,976,769
Right-of-use assets: Machinery and equipment	322,249
Right-of-use assets: Advance Payments	24

Right-of-use assets	4,325,115

Depreciation expense for right-of-use assets amounted to €700,276 for the year ended December 31, 2019. These expenses are allocated within costs of revenue, selling, general and administrative and research and development expenses depending upon the area in which the asset is used.

Impairment losses for right-of-use assets amounted to €38,820 for the year ended December 31, 2019. These losses are allocated within costs of revenue and selling, general and administrative expense, depending upon the area in which the asset is used.

For a maturity analysis of lease liabilities and lease liabilities from related parties see note 23.

Leasing in the consolidated statements of cash flows

Total cash outflows from leases were €945,169 for the year ended December 31, 2019.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Leases that the Company entered into as a lessee that have not yet begun will result in future cash outflows of €254,171.

Potential future cash outflows resulting from purchase options of €56,507 were not reflected in the measurement of the lease liabilities, as the exercise of the respective options is not reasonably certain.

Potential future cash outflows resulting from extension options of €6,691,551 were not reflected in the measurement of the lease liabilities, as the exercise of the respective options is not reasonably certain. The major part of these potential future cash outflows relates to extension options in real estate lease agreements, primarily for dialysis clinics in the North America Segment. Individual lease agreements include multiple extension options. The Company uses extension options to obtain a high degree of flexibility in performing its business. These extension options held are exercisable solely by the Company.

Potential future cash outflows resulting from termination options of €3,493 were not reflected in the measurement of the lease liabilities, as the exercise of the respective options is not reasonably certain.

22.   Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company's view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the Foreign Corrupt Practices Act or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the SEC and the DOJ about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company's products business in countries outside the United States.

The Company recorded charges of €200,000 in 2017 and €77,200 in 2018 encompassing estimates for the claims from the DOJ and the SEC for profit disgorgement, penalties, certain legal expenses, and other related costs or asset impairments believed likely to be necessary for full and final resolution, by litigation or settlement, of the claims and issues arising from the investigation. The increase recorded in 2018 took into consideration preliminary understandings with the DOJ and the SEC on the financial terms of a potential settlement. Following this increase, which takes into account incurred and anticipated legal expenses, impairments and other costs, the provision totaled €223,980 as of December 31, 2018.

On March 29, 2019, the Company entered into a non-prosecution agreement with the DOJ and a separate agreement with the SEC intended to resolve fully and finally the claims against the Company arising from the investigations. The Company paid a combined total in penalties and disgorgement of approximately $231,700 to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the settlement, the Company agreed to retain an independent compliance

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

monitor for a period of at least two years and to an additional year of self-reporting. As of July 26, 2019, the monitor was appointed and the monitorship period commenced.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company's and government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company's remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Personal injury litigation involving the FMCH's acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012 and was substantially resolved by settlement agreed in principle in February 2016 and consummated in November 2017. Remaining individual personal injury cases do not present material risk.

FMCH's affected insurers agreed to the settlement of the acid concentrate personal injury litigation and funded $220,000 of the settlement fund under a reciprocal reservation of rights encompassing certain coverage issues raised by insurers and the FMCH's claims for indemnification of defense costs. FMCH accrued a net expense of $60,000 in connection with the settlement, including legal fees and other anticipated costs. Following entry into the settlement, FMCH's insurers in the AIG group and FMCH each initiated litigation against the other relating to the AIG group's coverage obligations under applicable policies. In the coverage litigation, the AIG group seeks to be indemnified by FMCH for some or all of its $220,000 outlay; FMCH seeks to confirm the AIG group's $220,000 funding obligation, to recover defense costs already incurred by FMCH, and to compel the AIG group to honor defense and indemnification obligations required for resolution of cases not participating in the settlement. As a result of decisions on issues of venue, the coverage litigation is proceeding in the New York state trial court for Manhattan. (National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County)).

Four institutional plaintiffs filed complaints against FMCH or its affiliates under state deceptive practices statutes resting on certain background allegations common to the GranuFlo®/NaturaLyte® personal injury litigation but seeking as a remedy the repayment of sums paid to FMCH that are attributable to the GranuFlo®/NaturaLyte® products. These cases implicate different legal standards, theories of liability and forms of potential recovery from those in the personal injury litigation and their claims were not extinguished by the personal injury litigation settlement described above. All of the institutional cases have been resolved by settlement except for the claims by the State of Louisiana through its Attorney General and Blue Cross Blue Shield Louisiana, which remain active in the combined proceeding. State of Louisiana ex re. Caldwell and Louisiana Health Service & Indemnity Company v. Fresenius Medical Care Airline, et al 2016 Civ. 11035 (U.S.D.C. D. Mass.). The Caldwell and Blue Cross Louisiana cases remain unresolved and are proceeding together in federal court in Boston but are subject to undecided motions for severance and remand. There is no trial date in either case. FMCH has increased its litigation reserves to account for anticipated resolution of these claims. However, at the present time there are no agreements in principle for resolving either case and litigation through final adjudication may be required in them.

On September 6, 2018, a special-purpose entity organized under Delaware law for the purpose of pursuing litigation filed a Pure Bill of Discovery in a Florida county court seeking discovery from FMCH related to the personal injury settlement, but no other relief. MSP Recovery Claims Series LLC v. Fresenius Medical Care Holdings, No. 2018-030366-CA-01 (11th Judicial Circuit, Dade County, Florida). The Pure Bill was thereafter removed to federal court and transferred into the multidistrict Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation in Boston. No.1:13-MD-02428-DPW (D. Mass. 2013). On March 12, 2019, plaintiff amended its Pure Bill by filing a complaint claiming rights to recover monetary damages on behalf of various persons and entities who are alleged to have assigned to plaintiff their rights to recover monetary damages arising from their having provided or paid for medical services for dialysis patients

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

receiving treatments using FMCH's acid concentrate product. FMCH is responding to the amended complaint.

In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH's contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. FMCH is cooperating in the investigation.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty's Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH's acquisition of Liberty. Hawaii v. Liberty Dialysis – Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleges that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Xerox State Healthcare LLC, which acted as Hawaii's contracted administrator for its Medicaid program reimbursement operations during the relevant period. The amount of the overpayment claimed by the State is approximately $8,000, but the State seeks civil remedies, interest, fines, and penalties against Liberty and FMCH under the Hawaii False Claims Act substantially in excess of the overpayment. After prevailing on motions by Xerox to preclude it from doing so, FMCH is pursuing third-party claims for contribution and indemnification against Xerox. The State's False Claims Act complaint was filed after Liberty initiated an administrative action challenging the State's recoupment of alleged overpayments from sums currently owed to Liberty. The civil litigation and administrative action are proceeding in parallel. Trial in the civil litigation is scheduled for July 13, 2020.

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

Beginning October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) has led an investigation, through subpoenas issued under the False Claims Act, of utilization and invoicing by FMCH's subsidiary Azura Vascular Care for a period beginning after FMCH's acquisition of American Access Care LLC ("AAC") in October 2011. FMCH is cooperating in the Brooklyn USAO investigation. The Brooklyn USAO has indicated that its investigation is nationwide in scope and is focused on whether certain access procedures performed at Azura facilities have been medically necessary and whether certain physician assistants employed by Azura exceeded their permissible scope of practice. Allegations against AAC arising in districts in Connecticut, Florida and Rhode Island relating to utilization and invoicing were settled in 2015.

On June 30, 2016, FMCH received a subpoena from the United States Attorney for the Northern District of Texas (Dallas) seeking information under the False Claims Act about the use and management of pharmaceuticals including Velphoro®. The investigation encompasses DaVita, Amgen, Sanofi, and other pharmaceutical manufacturers and includes inquiries into whether certain compensation transfers between manufacturers and pharmacy vendors constituted unlawful kickbacks. FMCH understands that this investigation is substantively independent of the $63,700 settlement by DaVita Rx announced on December 14, 2017 in the matter styled United States ex rel. Gallian v. DaVita Rx, 2016 Civ. 0943 (N.D. Tex.). FMCH has cooperated in the investigation.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

the operations of Shiel Medical Laboratory, Inc. ("Shiel"), which FMCH acquired in October 2013. In the course of cooperating in the investigation and preparing to respond to the subpoena, FMCH identified falsifications and misrepresentations in documents submitted by a Shiel salesperson that relate to the integrity of certain invoices submitted by Shiel for laboratory testing for patients in long term care facilities. On February 21, 2017, FMCH terminated the employee and notified the United States Attorney of the termination and its circumstances. The terminated employee's conduct is expected to result in demands for FMCH to refund overpayments and to pay related penalties under applicable laws, but the monetary value of such payment demands cannot yet be reasonably estimated. FMCH contends that, under the asset sale provisions of its 2013 Shiel acquisition, it is not responsible for misconduct by the terminated employee or other Shiel employees prior to the date of the acquisition. The Brooklyn USAO continues to investigate a range of issues involving Shiel, including allegations of improper compensation (kickbacks) to physicians, and has disclosed that multiple sealed qui tam complaints underlie the investigation.

On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations that are the subject of this Brooklyn subpoena, including the misconduct reported to the United States Attorney. Under the Quest Diagnostics sale agreement, FMCH retains responsibility for responding to the Brooklyn investigation and for liabilities arising from conduct occurring after its 2013 acquisition of Shiel and prior to its sale of Shiel to Quest Diagnostics. FMCH is cooperating in the investigation.

On December 14, 2016, CMS, which administers the federal Medicare program, published an Interim Final Rule ("IFR") titled "Medicare Program; Conditions for Coverage for End-Stage Renal Disease Facilities-Third Party Payment." The IFR would have amended the Conditions for Coverage for dialysis providers, like FMCH and would have effectively enabled insurers to reject premium payments made by or on behalf of patients who received grants for individual market coverage from the American Kidney Fund ("AKF" or "the Fund"). The IFR could thus have resulted in those patients losing individual insurance market coverage. The loss of coverage for these patients would have had a material and adverse impact on the operating results of FMCH.

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

On January 3, 2017, FMCH received a subpoena from the United States Attorney for the District of Massachusetts under the False Claims Act inquiring into FMCH's interactions and relationships with the AKF, including FMCH's charitable contributions to the Fund and the Fund's financial assistance to patients for insurance premiums. FMCH cooperated in the investigation, which was part of a broader investigation into charitable contributions in the medical industry. On August 1, 2019, the United States District Court for the District of Massachusetts entered an order announcing that the United States had declined to intervene on a qui tam complaint underlying the USAO Boston investigation and unsealing the relator's complaint so as to permit the relator to serve the complaint and proceed on his own. The relator did not serve the complaint within the time allowed, but the court has not yet dismissed the relator's complaint.

On April 8, 2019, United Healthcare served a demand for arbitration against FMCH. The demand asserts that FMCH unlawfully "steered" patients by waiving co-payments and other means away from coverage under government-funded insurance plans including Medicare into United Healthcare's commercial plans, including Affordable Care Act exchange plans. FMCH is contesting United Healthcare's claims and demands. A final hearing date has been scheduled in the arbitration for August 23, 2021.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In early May 2017, the United States Attorney for the Middle District of Tennessee (Nashville) issued identical subpoenas to FMCH and two subsidiaries under the False Claims Act concerning FMCH's retail pharmaceutical business. The investigation is exploring allegations related to improper inducements to dialysis patients to fill oral prescriptions through FMCH's pharmacy service, improper billing for returned pharmacy products and other allegations similar to those underlying the $63,700 settlement by DaVita Rx in Texas announced on December 14, 2017. United States ex rel. Gallian, 2016 Civ. 0943 (N.D. Tex.). FMCH is cooperating in the investigation.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, "VFMCRP") (the joint venture between Vifor Pharma and FMC-AG & Co. KGaA), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, "Lupin"), and Teva Pharmaceuticals USA, Inc. ("Teva") in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-LPS). The patent infringement action is in response to Lupin and Teva's filings of Abbreviated New Drug Applications ("ANDA") with the U.S. Food and Drug Administration ("FDA") for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (2.5 years) (specifically, up to July 29, 2020 for Lupin's ANDA; and August 6, 2020 for Teva's ANDA), or a shorter time if a decision in the infringement suit is reached that the patents-at-issue are invalid or not infringed. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, "Annora"), in the U.S. District Court for the District of Delaware on December 17, 2018. A 30-month stay of FDA approval of Annora's ANDA will run through to May 30, 2021.

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

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or "crosswalking" of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. The Tricare administrators have filed a motion to dismiss the complaint, but are not yet required to articulate, and have not yet presented, a substantive defense to the complaint. FMCH intends to oppose the motion to dismiss. FMCH has imposed a constraint on revenue for accounts receivable in legal dispute otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the possibility of not prevailing in the litigation.

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

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development,

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company's products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to one pending FDA warning letter. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company's business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company's compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data ("PD") of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU's General Data Protection Regulation and or other similar laws ("Data Protection Laws") when there has been impermissible use, access, or disclosure of unsecured PD or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

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

Other than those individual contingent liabilities mentioned above, as well as in note 8, the current estimated amount of the Company's other known individual contingent liabilities is immaterial.

23.   Financial instruments

The following tables show the carrying amounts and fair values of the Company's financial instruments at December 31, 2019 and December 31, 2018:

Carrying amount and fair value of financial instruments
in € THOUS
	Carrying amount					Fair value
December 31, 2019	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	768,706	239,017	—	—	1,007,723	—	239,017	—
Trade accounts and other receivables	3,343,873	—	—	77,473	3,421,346	—	—	—
Accounts receivable from related parties	159,196	—	—	—	159,196	—	—	—
Derivatives – cash flow hedging instruments	—	—	—	107	107	—	107	—
Derivatives – not designated as hedging instruments	—	2,406	—	—	2,406	—	2,406	—
Equity investments	—	186,273	50,975	—	237,248	13,110	41,084	183,054
Debt securities	—	107,988	261,833	—	369,821	365,170	4,651	—
Other financial assets	141,355	—	—	111,649	253,004	—	—	—

Other current and non-current assets	141,355	296,667	312,808	111,756	862,586	—	—	—

Financial assets	4,413,130	535,684	312,808	189,229	5,450,851	—	—	—

Accounts payable	716,526	—	—	—	716,526	—	—	—
Accounts payable to related parties	118,663	—	—	—	118,663	—	—	—
Short-term debt and short-term debt from related parties	1,171,853	—	—	—	1,171,853	—	—	—
Long-term debt	7,905,557	—	—	—	7,905,557	5,555,475	2,537,932	—
Long-term lease liabilities and long-term lease liabilities from related parties	—	—	—	4,705,038	4,705,038	—	—	—
Derivatives – cash flow hedging instruments	—	—	—	2,534	2,534	—	2,534	—
Derivatives – not designated as hedging instruments	—	10,762	—	—	10,762	—	10,762	—
Variable payments outstanding for acquisitions	—	89,677	—	—	89,677	—	—	89,677
Noncontrolling interest subject to put provisions	—	—	—	934,425	934,425	—	—	934,425
Other financial liabilities	1,414,464	—	—	—	1,414,464	—	—	—

Other current and non-current liabilities	1,414,464	100,439	—	936,959	2,451,862	—	—	—

Financial liabilities	11,327,063	100,439	—	5,641,997	17,069,499	—	—	—

(1)
Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments
in € THOUS
	Carrying amount					Fair value
December 31, 2018	Amortized cost	FVPL	FVOCI	Not classified	Total	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	831,885	1,313,747	—	—	2,145,632	—	1,313,747	—
Trade accounts and other receivables	3,182,052	—	—	49,448	3,231,500	—	—	—
Accounts receivable from related parties	198,868	—	—	—	198,868	—	—	—
Derivatives – cash flow hedging instruments	—	—	—	1,492	1,492	—	1,492	—
Derivatives – not designated as hedging instruments	—	18,222	—	—	18,222	—	18,222	—
Equity investments	—	106,350	34,377	—	140,727	13,869	126,858	—
Debt securities	—	83,213	250,822	—	334,035	329,821	4,214	—
Other financial assets	144,838	—	—	107,125	251,963	—	—	—

Other current and non-current assets	144,838	207,785	285,199	108,617	746,439	—	—	—

Financial assets	4,357,643	1,521,532	285,199	158,065	6,322,439	—	—	—

Accounts payable	641,271	—	—	—	641,271	—	—	—
Accounts payable to related parties	153,781	—	—	—	153,781	—	—	—
Short-term debt and short-term debt from related parties	1,394,194	—	—	—	1,394,194	—	—	—
Long-term debt and capital lease obligations	6,115,890	—	—	36,144	6,152,034	4,227,684	2,022,057	—
Derivatives – cash flow hedging instruments	—	—	—	1,125	1,125	—	1,125	—
Derivatives – not designated as hedging instruments	—	18,911	—	—	18,911	—	18,911	—
Variable payments outstanding for acquisitions	—	172,278	—	—	172,278	—	—	172,278
Noncontrolling interest subject to put provisions	—	—	—	818,871	818,871	—	—	818,871
Other financial liabilities	1,467,767	—	—	—	1,467,767	—	—	—

Other current and non-current liabilities	1,467,767	191,189	—	819,996	2,478,952	—	—	—

Financial liabilities	9,772,903	191,189	—	856,140	10,820,232	—	—	—

(1)
Highly liquid short-term investments are categorized in level 2 of the fair value hierarchy. Other cash and cash equivalents is not categorized.

Derivative and non-derivative financial instruments are categorised in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 is defined as observable inputs, such as quoted prices in active markets. Level 2 is defined as inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. Transfers between levels of the fair value hierarchy have not occurred as of December 31, 2018. The Company accounts for transfers at the end of the reporting period. At September 30, 2019 the Company transferred its Humacyte investment with a carrying amount of €186,427 from Level 2 to Level 3, because the Company remeasured the fair value using a discounted cash flow model after events or changes in circumstances were identified that had a significant effect on the fair value of the investment.

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

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. From time to time the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements, weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

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

Noncontrolling interests subject to put provisions are recognized at their fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages external valuation firms for the valuation of the put provisions. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. When applicable, the obligations are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these noncontrolling interest obligations may ultimately be settled could vary significantly from the Company's current estimates depending upon market conditions.

At December 31, 2019, 2018 and 2017 the Company's potential obligations under these put provisions, which are recorded in other current liabilities and other non-current liabilities, were €934,425, €818,871 and €830,773, respectively. At December 31, 2019, 2018 and 2017, put provisions with an aggregate purchase obligation of €385,924, €408,525 and €324,814, respectively, were exercisable. In the last three fiscal years ending December 31, 2019, 30 such put provisions have been exercised for a total consideration of €143,109.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Following is a roll forward of Level 3 financial instruments at December 31, 2019, 2018 and 2017:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS
	2019			2018		2017
	Equity investments	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions	Variable payments outstanding for acquisitions	Noncontrolling interests subject to put provisions
Beginning balance at January 1,	—	172,278	818,871	205,792	830,773	223,504	1,007,733
Transfer from Level 2	186,427	—	—	—	—	—	—
Increase	2,233	4,828	109,109	19,051	53,731	21,128	85,322
Decrease	—	(43,941)	(20,269)	(15,734)	(50,706)	(32,764)	(121,057)
(Gain) loss recognized in profit or loss	128	(41,537)	154,436	(36,327)	142,279	(2,685)	160,916
(Gain) loss recognized in equity	—	—	13,701	—	(50,612)	—	(20,012)
Dividends	—	—	(153,614)	—	(139,742)	—	(164,404)
Foreign currency translation and other changes	(5,734)	(1,951)	12,191	(504)	33,148	(3,391)	(117,725)

Ending balance at December 31,	183,054	89,677	934,425	172,278	818,871	205,792	830,773

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

At December 31, 2019 and December 31, 2018, the Company had €2,108 and €7,547 of derivative financial assets subject to netting arrangements and €12,355 and €8,111 of derivative financial liabilities subject to netting arrangements. Offsetting these derivative financial instruments would have resulted in net assets of €137 and €4,048 as well as net liabilities of €10,384 and €4,612 at December 31, 2019 and December 31, 2018, respectively.

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

In connection with the issuance of the Convertible Bonds in September 2014, the Company purchased Share Options. Any change in the Company's share price above the conversion price would be offset by a corresponding value change in the Share Options. The Share Options expired in November 2019.

Market risk

Foreign exchange risk management

The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company reports in euro pursuant to Section 315e and Section 244 HGB. Therefore, changes in the rate of exchange between the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements.

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

The critical terms of the forward exchange contracts generally align with the hedged item. The economic relationship between forward exchange contracts and the hedged forecast transaction is based on the timing, currency and amount of the hedged cash flows. Ineffectiveness could arise in case the timing of the hedged transaction or the credit default risk changes. Earnings of the Company were not materially affected by hedge ineffectiveness in the reporting period since the critical terms of the interest and foreign exchange derivatives matched mainly the critical terms of the underlying exposures. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totalled €115,263 and €129,153 at December 31, 2019 and December 31, 2018, respectively. At December 31, 2019, the Company had foreign exchange derivatives with maturities of up to 14 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currencies which do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these two cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totalled €626,585 and €913,683 at December 31, 2019 and December 31, 2018, respectively.

The Company uses a Cash-Flow-at-Risk (CFaR) model in order to estimate and quantify transaction risks from foreign currencies. The basis for the analysis of the currency risks are the foreign currency cash flows that are reasonably expected to arise within the following twelve months, less any hedges. Under the CFaR approach, the potential currency fluctuations of these net exposures are shown as probability distributions based on historical volatilities and correlations of the preceding 250 business days. The calculation is made assuming a confidence level of 95% and a holding period of up to one year. The aggregation of currency risks has risk-mitigating effects due to correlations between the transactions concerned, i.e. the overall portfolio's risk exposure is generally less than the sum total of the underlying individual risks. Based on a net exposure of €1,381,399, the Company's CFaR amounts to €41,342 at December 31, 2019, this means with a probability of 95% a potential loss in relation to the forecasted foreign exchange cash flows of the next twelve months will be not higher than €41,342.

The following table shows the average hedging rate and the nominal amount of the foreign exchange forward contracts for the currencies with highest hedging volume at December 31, 2019:

Significant currency pairs
in € THOUS
	Nominal amount	Average hedging rate
EUR/AUD	168,395	1.6314
EUR/USD	122,305	1.1373
EUR/GBP	49,308	0.8798

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

At December 31, 2019 no interest rate swaps were in place. At December 31, 2018, the notional amount of the euro-denominated interest rate swaps in place was €204,000.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

In addition, the Company also enters into interest rate hedges ("pre-hedges") in anticipation of future long-term debt issuance. These pre-hedges are used to hedge interest rate exposures with regard to interest rates which are relevant for the future long-term debt issuance and which could rise until the respective debt is actually issued. These pre-hedges were settled at the issuance date of the corresponding long-term debt with the settlement amount recorded in AOCI amortized to interest expense over the life of the debt. At December 31, 2019 and December 31, 2018, the Company had €9,249 and €1,131, respectively, related to settlements of pre-hedges deferred in AOCI, net of tax.

Derivative financial instruments valuation

The following table shows the carrying amounts of the Company's derivatives at December 31, 2019 and December 31, 2018:

Derivative financial instruments valuation
in € THOUS
	2019		2018
	Assets	Liabilities	Assets	Liabilities
Current
Foreign exchange contracts	107	(2,484)	1,434	(711)
Interest rate contracts	—	—	—	(414)
Non-current
Foreign exchange contracts	—	(50)	58	—

Derivatives in cash flow hedging relationships	107	(2,534)	1,492	(1,125)

Current
Foreign exchange contracts	2,406	(10,762)	6,402	(7,091)
Non-current
Derivatives embedded in the Convertible Bonds	—	—	—	(11,820)
Share Options to secure the Convertible Bonds	—	—	11,820	—

Derivatives not designated as hedging instruments	2,406	(10,762)	18,222	(18,911)

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The effect of financial instruments on the consolidated statements of income

The effects of financial instruments recorded in the consolidated statements of income consist of interest income of €59,448 (2018: €141,491), interest expense of €486,039 (2018: €437,957) as well as allowances for doubtful accounts of €42,315 (2018: €19,112).

In the fiscal year 2019 net losses from foreign currency transactions amount to €4,901 (2018: net losses €21,391).

The following table shows the effect of derivatives in cash flow hedging relationship on the consolidated financial statement:

The effect of derivatives in cash flow hedging relationships on the consolidated financial statements in € THOUS
	Fair value gain (loss) recognized in AOCI on hedging instrument (hedge reserve)	Fair value gain (loss) recognized in AOCI on hedging instrument (cost of hedging)	Location of reclassified amounts from AOCI	Amount reclassified from hedge reserve	Amount reclassified from cost of hedging
For the year ended December 31, 2019
Interest rate contracts	(12,807)	—	Interest income/expense	2,753	—
Foreign exchange contracts	(3,189)	(1,473)	thereof:
			Revenue	1,331	1,480
			Costs of revenue	2,509	(1,913)
			Inventories	(269)	(55)

Total	(15,996)	(1,473)		6,324	(488)

For the year ended December 31, 2018
Interest rate contracts	(105)	—	Interest income/expense	22,249	—
Foreign exchange contracts	5,029	(2,244)	thereof:
			Revenue	(423)	132
			Costs of revenue	(1,839)	799
			Inventories	(17)	(21)

Total	4,924	(2,244)		19,970	910

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
		2019	2018
Foreign exchange contracts	Selling, general and administrative expenses	7,686	(12,841)
Foreign exchange contracts	Interest income/expense	16,491	14,809
Derivatives embedded in the Convertible Bonds	Interest income/expense	(11,820)	(90,614)
Share Options to secure the Convertible Bonds	Interest income/expense	11,820	90,614

Derivatives not designated as hedging instruments		24,177	1,968

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows when the cash flow from derivative financial instruments is expected to occur:

Cash Flow from derivative financial instruments
in € THOUS
	Expected in period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2019
Designated as hedging instrument	(2,377)	(50)	—	—
Not designated as hedging instrument	(8,356)	—	—	—
2018
Designated as hedging instrument	87	58	—	—
Not designated as hedging instrument	(689)	—	—	—

Credit risk

The Company is exposed to potential losses in the event of non-performance by counterparties. With respect to derivative financial instruments it is not expected that any counterparty fails to meet its obligations as the counterparties are highly rated financial institutions. The maximum credit exposure of derivatives is represented by the fair value of those contracts with a positive fair value at the balance sheet date. The maximum credit exposure of all derivatives amounted to €2,513 at December 31, 2019 (2018: €19,714). The maximum credit risk resulting from the use of non-derivative financial instruments is defined as the total amount of all financial assets. In order to control this credit risk, the Management of the Company carries out an ageing analysis of trade accounts and other receivables. For details on the ageing analysis and on the allowance for doubtful accounts, please see note 7.

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

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

The following table shows all non-discounted payments agreed by contract concerning financial liabilities and derivative financial instruments recorded in the consolidated balance sheets:

Payments agreed by contracts
in € THOUS
	Payments due by period of
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years
2019
Accounts payable	716,526	—	—	—
Accounts payable to related parties	118,663	—	—	—
Other current financial liabilities	1,414,464	—	—	—
Short-term debt(1)	1,171,853	—	—	—
Amended 2012 Credit Agreement(2)	577,115	1,424,798	—	—
Bonds and Convertible Bonds	1,004,042	1,686,586	1,109,894	2,166,434
Accounts Receivable Facility(2)	7,518	387,468	—	—
Other long-term debt	68,078	66,531	74,131	49,467
Long-term lease liabilities(1)	789,145	1,479,119	1,112,401	2,190,926
Variable payments outstanding for acquisitions	34,253	26,710	26,325	9,503
Noncontrolling interests subject to put provisions	603,132	114,950	136,163	121,021
Letters of credit	21,893	—	—	—
Derivative financial instruments – in cash flow hedging relationships	2,484	50	—	—
Derivative financial instruments – not designated as hedging instrument	10,762	—	—	—
2018
Accounts payable	641,271	1	—	—
Accounts payable to related parties	153,781	—	—	—
Other current financial liabilities	1,467,766	—	—	—
Short-term debt(1)	1,394,194	—	—	—
Amended 2012 Credit Agreement(2)	178,170	740,024	1,126,183	—
Bonds and Convertible Bonds	1,132,032	1,917,239	677,500	880,939
Accounts Receivable Facility(2)	—	—	—	—
Other long-term debt and capital lease obligations(2)	26,519	68,976	19,796	63,734
Variable payments outstanding for acquisitions	57,217	69,918	33,221	30,576
Noncontrolling interests subject to put provisions	494,576	183,396	66,324	107,857
Letters of credit	12,413	12,322	—	—
Derivative financial instruments – in cash flow hedging relationships	1,347	—	—	—
Derivative financial instruments – not designated as hedging instrument	7,091	11,820	—	—

(1)
Includes amounts from related parties.

(2)
Future interest payments for financial liabilities with variable interest rates were calculated using the latest interest rates fixed prior to December 31, 2019 and 2018.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

24.   Other comprehensive income (loss)

The changes in the components of other comprehensive income (loss) for the years ended December 31, 2019, 2018, and 2017 are as follows:

Other comprehensive income (loss)
in € THOUS
	2019			2018			2017
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Components that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit pension plans	(99,613)	30,245	(69,368)	(28,070)	7,713	(20,357)	6,840	(27,393)	(20,553)
Components that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustment	263,835	—	263,835	327,317	—	327,317	(1,284,173)	—	(1,284,173)
Other comprehensive income (loss) relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	(17,469)	4,352	(13,117)	2,680	(698)	1,982	1,613	(430)	1,183
Reclassification adjustments	5,836	(1,678)	4,158	20,880	(6,036)	14,844	26,370	(7,977)	18,393

Total other comprehensive income (loss) relating to cash flow hedges	(11,633)	2,674	(8,959)	23,560	(6,734)	16,826	27,983	(8,407)	19,576

Other comprehensive income (loss)	152,589	32,919	185,508	322,807	979	323,786	(1,249,350)	(35,800)	(1,285,150)

25.   Supplementary cash flow information

The following additional information is provided with respect to net cash provided by (used in) investing activities for the years ended December 31, 2019, 2018 and 2017:

Details for net cash provided by (used in) investing activities in € THOUS
	2019	2018	2017
Details for acquisitions
Assets acquired	(2,639,432)	(360,375)	(758,720)
Liabilities assumed	260,120	21,122	128,552
Noncontrolling interests subject to put provisions	72,151	11,901	68,069
Noncontrolling interests	65,217	45,319	14,293
Non-cash consideration	26,637	28,530	8,851

Cash paid	(2,215,307)	(253,503)	(538,955)
Less cash acquired	55,210	3,538	17,630

Net cash paid for acquisitions	(2,160,097)	(249,965)	(521,325)

Cash paid for investments	(34,602)	(590,199)	(17,999)
Cash paid for intangible assets	(37,972)	(85,103)	(26,370)

Total cash paid for acquisitions and investments, net of cash acquired, and purchases of intangible assets	(2,232,671)	(925,267)	(565,694)

Details for divestitures
Cash received from sale of subsidiaries or other businesses, less cash disposed(1)	43,317	1,532,724	157,025
Cash received from divestitures of debt securities	16,623	150,172	256,136
Cash received from repayment of loans	—	79	2,227

Proceeds from divestitures	59,940	1,682,975	415,388

(1)
In 2018, cash received from sale of subsidiaries or other businesses, less cash disposed included a cash payment of €142,593 relating to tax payments in connection with the divestiture of Sound.

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

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2019:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
	January 1, 2019(1)	Cash Flow	Acquisitions (net of divestitures)	Foreign currency translation	Amortization of debt issuance costs	Other(2)	December 31, 2019
Short-term debt	1,205,294	(70,398)	14,611	618	—	(137)	1,149,988
Short-term debt from related parties	188,900	(167,111)	—	—	—	76	21,865
Long-term debt (excluding Accounts Receivable Facility)(3)	6,115,890	1,285,603	22,815	85,424	15,147	1,108	7,525,987
Accounts Receivable Facility	—	381,430	—	(2,435)	575	—	379,570
Lease liabilities	4,451,081	(671,403)	2,141	81,817	—	718,456	4,582,092
Lease liabilities from related parties	137,494	(16,340)	—	35	—	1,757	122,946

(1)
Line item "Long-term Debt (excluding Accounts Receivable Facility)" as of December 31, 2018, was labeled as "Long-term debt and capital lease obligations (excluding Accounts Receivable Facility)" and included liabilities from capital leases in accordance with IAS 17 of €36,144; As of January 1, 2019, these liabilities have been transferred to the line item "Lease liabilities". Furthermore, upon the initial application of IFRS 16 as of January 1, 2019, Lease liabilities of €4,414,937 and Lease liabilities from related parties of €137,494 were recognized.

(2)
Includes newly concluded leases, lease modifications and reassessments of leases with third parties and related parties.

(3)
Cash Flow excluding repayments of variable payments outstanding for acquisitions in the amount of €41,803.

The following table shows a reconciliation of debt to net cash provided by (used in) financing activities for 2018:

Reconciliation of debt to net cash provided by (used in) financing activities in € THOUS
			Non-cash changes
	January 1, 2018	Cash Flow	Acquisitions (net of divestitures)	Foreign currency translation	Amortization of debt issuance costs	New leases	Other	December 31, 2018
Short-term debt	760,279	444,844	3,046	(2,860)	—	—	(15)	1,205,294
Short-term debt from related parties	9,000	179,900	—	—	—	—	—	188,900
Long-term debt (excluding Accounts Receivable Facility)(1)	6,384,734	(453,717)	8,652	188,165	15,975	6,517	1,708	6,152,034
Accounts Receivable Facility	293,673	(298,912)	—	4,883	356	—	—	—

(1)
Cash Flow excluding repayments of variable payments outstanding for acquisitions in the amount of €10,099.

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

Management evaluates each segment using measures that reflect all of the segment's controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue, operating income and operating income margin. The Company does not include income taxes as it believes this is outside the segments' control. Financing is a corporate function, which the Company's segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters' overhead charges, including accounting and finance, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality management and procurement related to production are centrally managed. The Company's global research and development is also centrally managed. These corporate activities ("Corporate") do not fulfill the definition of a segment according to IFRS 8, Operating Segments. Products are transferred to the segments at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Information pertaining to the Company's segment and Corporate activities for the twelve-month periods ended December 31, 2019, 2018 and 2017 is set forth below:

Segment and corporate information
in € THOUS
	North America Segment	EMEA Segment	Asia-Pacific Segment	Latin America Segment	Total Segment	Corporate	Total
2019
Revenue from contracts with customers	11,931,396	2,652,943	1,792,020	705,636	17,081,995	20,141	17,102,136
Other revenue external customers	263,777	40,530	66,750	3,362	374,419	—	374,419

Revenue external customers	12,195,173	2,693,473	1,858,770	708,998	17,456,414	20,141	17,476,555
Inter – segment revenue	3,067	686	504	251	4,508	(4,508)	—

Revenue	12,198,240	2,694,159	1,859,274	709,249	17,460,922	15,633	17,476,555

Operating income	1,794,101	448,062	328,996	42,508	2,613,667	(344,109)	2,269,558

Interest							(429,444)

Income before income taxes							1,840,114
Depreciation and amortization	(992,526)	(188,580)	(98,599)	(33,352)	(1,313,057)	(240,351)	(1,553,408)
Impairment loss	(36,411)	(3,341)	—	—	(39,752)	—	(39,752)
Income (loss) from equity method investees	75,941	(4,414)	2,551	1,152	75,230	(1,551)	73,679
Total assets	21,700,202	4,058,523	2,852,271	917,184	29,528,180	3,406,555	32,934,735
thereof investment in equity method investees	400,514	171,704	99,815	24,839	696,872	—	696,872
Additions of property, plant and equipment, intangible assets and right-of-use assets	1,097,517	212,282	190,591	36,595	1,536,985	356,934	1,893,919
2018
Revenue from contracts with customers	11,347,963	2,559,485	1,627,715	682,894	16,218,057	14,736	16,232,793
Other revenue external customers	221,769	27,073	61,638	3,600	314,080	—	314,080

Revenue external customers	11,569,732	2,586,558	1,689,353	686,494	16,532,137	14,736	16,546,873
Inter – segment revenue	1,609	304	633	240	2,786	(2,786)	—

Revenue	11,571,341	2,586,862	1,689,986	686,734	16,534,923	11,950	16,546,873

Operating income	2,665,187	398,683	303,956	28,848	3,396,674	(358,876)	3,037,798

Interest							(301,062)

Income before income taxes							2,736,736
Depreciation and amortization	(377,836)	(116,384)	(45,475)	(22,344)	(562,039)	(162,808)	(724,847)
Impairment loss	—	(64,719)	—	—	(64,719)	—	(64,719)
Income (loss) from equity method investees	75,279	(4,322)	2,125	264	73,346	—	73,346
Total assets	16,936,646	3,612,800	2,322,284	719,334	23,591,064	2,651,204	26,242,268
thereof investment in equity method investees	348,096	178,886	98,741	24,057	649,780	—	649,780
Additions of property, plant and equipment and intangible assets	598,988	158,974	53,962	26,894	838,818	316,147	1,154,965
2017
Revenue from contracts with customers	12,878,665	2,547,055	1,623,312	719,792	17,768,824	14,748	17,783,572
Inter – segment revenue	1,898	16	356	374	2,644	(2,644)	—

Revenue	12,880,563	2,547,071	1,623,668	720,166	17,771,468	12,104	17,783,572

Operating income	2,086,391	443,725	313,042	58,349	2,901,507	(539,068)	2,362,439

Interest							(364,824)

Income before income taxes							1,997,615
Depreciation and amortization	(398,235)	(119,044)	(45,401)	(17,929)	(580,609)	(154,870)	(735,479)
Income (loss) from equity method investees	71,739	(7,159)	1,919	700	67,199	—	67,199
Total assets	15,556,146	3,585,486	2,074,150	670,126	21,885,908	2,139,307	24,025,215
thereof investment in equity method investees	342,462	181,870	98,281	24,396	647,009	—	647,009
Additions of property, plant and equipment and intangible assets	526,652	130,755	52,861	41,637	751,905	241,052	992,957

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

Geographic presentation
in € THOUS
	Germany	North America	Rest of the world	Total
2019
Revenue external customers	474,750	12,195,173	4,806,632	17,476,555
Long-lived assets	1,311,786	19,112,827	4,335,569	24,760,182
2018
Revenue external customers	426,327	11,569,732	4,550,814	16,546,873
Long-lived assets	948,355	13,260,913	3,290,930	17,500,198
2017
Revenue external customers	433,105	12,878,665	4,471,802	17,783,572
Long-lived assets	905,571	13,037,452	3,122,590	17,065,613

27.   Subsequent events

No significant activities have taken place subsequent to the balance sheet date December 31, 2019 that have a material impact on the key figures and earnings presented. Currently, there are no other significant changes in the Company's structure, management, legal form or personnel.

28.   Compensation of the Management Board and the Supervisory Board

Compensation of the Management Board of the General Partner

The total compensation of the members of the Management Board of Fresenius Medical Care Management AG for the fiscal year 2019 amounted to €24,773 (2018: €24,166) and consisted of non-performance-based compensation (including fringe benefits) in the total amount of €7,122 (2018: €6,532), short-term performance-based compensation in the total amount of €7,869 (2018: €8,437) and components with long-term incentive effects (multi-year variable compensation) in the total amount of €9,782 (2018: €9,197). Components with long-term incentive effects, which were granted in or for the fiscal year 2019, include exclusively share-based compensation with cash settlement.

Under the MB LTIP 2019, in the fiscal year 2019, a total of 114,999 Performance Shares (2018: 73,315 under the LTIP 2016) were granted to the members of the Management Board of Fresenius Medical Care Management AG. The fair value of the Performance Shares granted in July of the fiscal year 2019 was on the grant date €62.10 (2018: €80.55 under the LTIP 2016) each for grants denominated in euro and $69.71 (2018: $94.11 under the LTIP 2016) for grants denominated in US-Dollar. Ms. Helen Giza (member of the Management Board since November 1, 2019) was granted Performance Shares in December of the fiscal year 2019 whose fair value on the grant date was €60.58 (2018: €69.05 for Dr. Katarzyna Mazur-Hofsäß under the LTIP 2016).

Based on the target achievement in the fiscal year 2019, in addition to the Performance Shares granted under the MB LTIP 2019, the Management Board members of Fresenius Medical Care Management AG were entitled to further share-based compensation with cash settlement (so-called Share Based Award) in the amount of €2,623 (2018: €3,414).

At the end of fiscal year 2019, the members of the Management Board of Fresenius Medical Care Management AG being in office on December 31 of the fiscal year held a total of 314,313 Performance Shares (2018: 204,693) and 23,336 Phantom Stock (2018: 54,711). In addition, they held a total of 452,989 stock options at the end of the fiscal year 2019 (2018: 602,389 stock options).

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

As of December 31, 2019, aggregate pension obligations of €24,252 (December 31, 2018: €24,535) existed relating to existing pension commitments. In the fiscal year 2019, the appropriation to the pension reserves amounted to €6,751 (2018: €5,071).

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

Mr. Michael Brosnan was a member of the Management Board until the end of October 31, 2019. In his termination agreement, it was agreed with respect to the compensation components he is contractually entitled to for the period from November 1, 2019 to December 31, 2020 that he will receive a base salary of $850 p.a. (pro rata for the period from November 1, 2019 to December 31, 2019). For the period from January 1, 2020 to December 31, 2020 Mr. Michael Brosnan has an entitlement to fringe benefits in the form of contributions to financial planning, insurance benefits, contributions to pension, accident, life and health insurances and housing, rent and relocation supplements as well as tax burden compensation due to varying tax rates in Germany and the U.S. (net compensation) and a car allowance in the total amount of approximately $257. For the period from November 1, 2019 to December 31, 2019 these fringe benefits amounted to $17. Additionally, Mr. Michael Brosnan will participate in the U.S.-based 401(k) savings plan until December 31, 2020. For the period from January 1, 2020 to December 31, 2020, Mr. Michael Brosnan will also receive an amount equivalent to 30% of his base salary. The compensation components granted to Mr. Michael Brosnan under the LTIP 2016, the MB LTIP 2019 and in the form of Share Based Awards are payable or exercisable in accordance with the respective plan conditions. With the exception of the Share Based Award for 2019, Mr. Michael Brosnan will no longer be granted any further components with long-term incentive effects as from (and including) the year 2020. As of January 1, 2021, Mr. Michael Brosnan will receive an annual compensation for the agreed post-employment non-competition covenant in the amount of $553 p.a. for a period of two years. It was agreed with Mr. Michael Brosnan that he is entitled to receive a company pension on the basis of the individual contractual pension commitment of Fresenius Medical Care Management AG in the annual amount of $405 from January 1, 2021. The compensation for the agreed post-employment non-competition covenant is credited against the company pension.

Mr. Dominik Wehner was a member of the Management Board until the end of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components he is entitled to by contract for the period from January 1, 2018 to March 31, 2022 that he will annually receive a base salary of €425 and an amount of 30% of his base salary. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, contributions to financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €30 p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and in form of Share Based Awards are payable or can be exercised, as the case may be, upon the relevant regular vesting date in accordance with the respective plan conditions. Except for the Share Based Award for 2017, Mr. Dominik Wehner is no longer eligible to be granted any components with long-term incentive effects since the year 2018 (including). As of the completion of the age of 65, Mr. Dominik Wehner will receive a Company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG.

Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, received an annual non-compete compensation from February 17, 2017 for a period of two years; this compensation amounted in the fiscal year 2019 to €90 (2018: €515). It was also agreed with him that, after the end of his employment contract, he would act as an advisor to National Medical Care, Inc. from August 14, 2017 until the end of August 13, 2019. The consideration to be granted for such services (including reimbursement of expenses) amounts to €167 (2018: €212) for the fiscal year 2019. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a Company-funded retirement pension of €130 per year.

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €274 (2018: €261) in the fiscal year 2019. On the occasion of the termination of his employment contract with effect as of December 31, 2016 as a member of the Management Board, it was agreed with Mr. Roberto Fusté that he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018 and that he would act as an advisor to the Chairman of the Management Board. For this, he did neither receive a non-compete compensation (2018: €377) nor an advisory fee (2018: €377) in the fiscal year 2019.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €355 in the fiscal year 2019 (2018: €338).

A consulting agreement was entered into with Dr. Rainer Runte, who was a member of the Management Board until March 31, 2014, effective March 1, 2017, the term of which in the meantime was extended until December 31, 2018. Under this consulting agreement, Dr. Rainer Runte provided consulting services on certain fields. The consideration (including the reimbursement of expenses) to be granted by Fresenius Medical Care Management AG for such services amounts to €0 for the fiscal year 2019 (2018: €226).

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, for the period January 1, 2013 to December 31, 2021. Under this consulting agreement, Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame and will be subject to a non-compete covenant. The consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to €568 (2018: €522). In 2019, an amendment to the agreement was made which provides for a one-off payment of €1,129 for the remaining term of the agreement. This payment was also made in the fiscal year. All payments for services to be performed by him under the consulting agreement have thus been made.

Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned herein. As of December 31 of the fiscal year 2019, pension obligations towards this group of persons exist in an amount of €37,373 (December 31, 2018: €25,163).

A post-employment non-competition covenant was agreed upon with all members of the Management Board. If such covenant becomes applicable, the members of the Management Board for a period of up to two years receive compensation amounting to half of their respective annual base salary and an amount equivalent to 30% of their respective base salary for each year of respective application of the non-competition covenant. The employment contracts of the members of the Management Board contain no express provisions that are triggered by a change of control.

The new or extended employment contracts concluded with individual members of the Management Board effective from or after January 1, 2018 provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity in the event of dismissal for cause (Abberufung aus wichtigem Grund) may not exceed the value of two years' compensation and may not compensate more than the remaining term of the contract. For the calculation of the relevant annual compensation, only the non-performance-based compensation components are applied. If there is good cause for the termination of the employment contract, no severance payments are made.

In addition, already earned and paid compensation components, in particular in case of relevant violations of internal guidelines or undutiful conduct, can be reclaimed (claw back) on the basis of the MB LTIP 2019 and the LTIP 2016 plan conditions and in accordance with the employment contracts concluded with individual members of the Management Board as from January 1, 2018.

Compensation of the Supervisory Board

In the fiscal year the total compensation fees to all members of the Supervisory Board of FMC-AG & Co. KGaA amounted to €626 (2018: €773). This includes a fixed compensation of €439 (2018: €361) and compensation components for the work in the Committees of €187 (2018: €148). For the fiscal year, no entitlement to a payment of variable performance-related compensation (2018: €264) was achieved. In

FRESENIUS MEDICAL CARE AG & Co. KGaA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in THOUS, except share and per share data)

accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are entitled to receive an attendance fee in the amount of $3.5.

The compensation of the supervisory board of the Fresenius Medical Care Management AG and the compensation of its Committees was, in compliance with article 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA, charged to FMC-AG & Co. KGaA. In the fiscal year the total compensation for the members of the supervisory board of the Fresenius Medical Care Management AG amounted to €937 (2018: €1,110). This includes fixed compensation components for the work in the supervisory board in the amount of €432 (2018: €402) and compensation components for the work in the Committees of €505 (2018: €428). For the fiscal year, no entitlement to a payment of variable performance-related compensation (2018: €280) was achieved.

For the benefit of the members of the Supervisory Board of FMC-AG & Co. KGaA a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the German Stock Corporation Act.

29.   Principal accountant fees and services

In 2019, 2018 and 2017, fees for the auditor KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, and its affiliates were expensed as follows:

Fees
in € THOUS
	Consolidated group	thereof Germany	Consolidated group	thereof Germany	Consolidated group	thereof Germany
	2019		2018		2017

Audit fees	10,113	1,665	7,845	1,322	8,629	1,232
Audit-related fees	615	525	320	316	59	18
Tax fees	318	—	1,069	115	830	169
Other fees	41	—	251	234	716	110

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

Exhibits

Pursuant to the provisions of the Instructions for the filings of Exhibits to Annual Reports on Form 20-F, Fresenius Medical Care AG & Co. KGaA (the "Registrant") is filing the following exhibits:

1.1	Convenience translation of the Articles of Association (Satzung) of the Registrant (filed herewith).
2.1
Description of Registrant's Ordinary Shares (incorporated by reference to Item 10B of FMC-AG & Co. KGaA's Annual Report on Form 20-F for the year ended December 31, 2018, available at https://www.sec.gov/Archives/edgar/data/1333141/000104746919000562/a2237687z20-f.htm
2.2
Amended and Restated Deposit Agreement dated as of April 30, 2018 between The Bank of New York Mellon and the Registrant relating to ordinary share ADSs (incorporated by reference to Exhibit 2.1 to the Registrant's Report on Form 6-K for the month of May 2018, furnished May 3, 2018).
2.3
Form of American Depositary Receipt for American Depositary Shares representing ordinary shares (incorporated by reference to Exhibit A to the Amended and Restated Deposit Agreement dated as of April 30, 2018 furnished on May 3, 2018).
2.4
Pooling Agreement dated February 13, 2006 by and between Fresenius AG, Fresenius Medical Care Management AG and the individuals acting from time to time as Independent Directors. (incorporated by reference to Exhibit 2.3 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2005, filed March 2, 2006).
2.5
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
2.6
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

2.13	Form of Note Guarantee for 5.25% euro-denominated Senior Notes due 2019 (included in Exhibit 2.17) (incorporated by reference to Exhibit 2.24 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2011, filed February 23, 2012).
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
2.15
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
2.18
Indenture (including the Guarantee set forth therein) dated as of June 20, 2019 by and among Fresenius Medical Care US Finance III, Inc., the Company and Fresenius Medical Care Holdings, Inc., as Guarantors, and U.S. Bank National Association, as Trustee, related to the 3.750% Notes due 2029 of Fresenius Medical Care US Finance III, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's report on Form 6-K for the month of July 2019, furnished July 30, 2019).
2.19
Final Terms dated July 9, 2018 for EUR 500,000,000 Fixed Rate Euro-Denominated Bonds due 2025 (incorporated by reference to Exhibit 2.24 to the Registrant's Report on Form 6-K for the month of October 2018, furnished October 30, 2018).
2.20	Final Terms dated November 27, 2019 for EUR 650,000,000 0.250% Fixed Rate Euro-Denominated Bonds due 2023 (filed herewith).
2.21	Final Terms dated November 27, 2019 for EUR 600,000,000 0.625% Fixed Rate Euro-Denominated Bonds due 2026 (filed herewith).
2.22	Final Terms dated November 27, 2019 for EUR 550,000,000 1.250% Fixed Rate Euro-Denominated Bonds due 2029 (filed herewith).
2.23
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
2.24
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

2.26	Seventh Amended and Restated Transfer and Administration Agreement dated as of November 24, 2014 by and among NMC Funding Corporation, as Transferor, National Medical Care, Inc., as initial collection agent, Liberty Street Funding LLC, and other conduit investors party thereto, the financial institutions party thereto, The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, Barclays Bank PLC, Credit Agricole Corporate and Investment Bank, New York, PNC Bank, National Association, Royal Bank of Canada, as administrative agents, and The Bank of Nova Scotia, as an administrative agent and as agent (incorporated by reference to Exhibit 2.33 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, filed February 25, 2015).
2.27
Amendment No. 1 dated December 6, 2016 to Seventh Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 2.30 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).
2.28
Second Amended and Restated Receivables Purchase Agreement dated January 17, 2013 between National Medical Care, Inc. and NMC Funding Corporation (incorporated by reference to Exhibit 2.39 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed February 26, 2013).
2.29
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
2.31
Amendment No. 2 dated December 20, 2018 to Seventh Amended and Restated Transfer and Administration Agreement (incorporated by reference to Exhibit 2.29 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2018, filed February 20, 2019).
2.32
Amendment No. 3 dated December 20, 2018 to Second Amended and Restated Receivables Purchase Agreement (incorporated by reference to Exhibit 2.30 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2018, filed February 20, 2019).
2.33
Third Amended and Restated Loan Note dated July 31, 2019, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA or its specified subsidiary as lender ((incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 6-K for the month of October 2019, furnished October 31, 2019)
4.1
Lease Agreement for Manufacturing Facilities dated January 1, 2017 by and between Fresenius Immobilien-Verwaltungs-GmbH & Co. Objekt Schweinfurt KG and Fresenius Medical Care Deutschland GmbH (incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, filed February 22, 2017).
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
4.5
English convenience translation of the Phantom Stock Plan 2011 of Fresenius Medical Care AG & Co. KGaA (incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 6-K for the month of August 2011, furnished August 2, 2011).
4.6
English convenience translation of the Fresenius Medical Care & Co. KGaA Long Term Incentive Plan 2016 (incorporated by reference to Exhibit 4.25 of the Registrant's Report on Form 6-K for the month of October, furnished October 27, 2016).

4.07	Agreement and Plan of Merger by and among Bio-Medical Applications Management Company, Inc., PB Merger Sub, Inc., Liberty Dialysis Holdings, Inc., certain stockholders of Liberty Dialysis Holdings, Inc., LD Stockholder Representative, LLC, and Fresenius Medical Care Holdings, Inc. dated as of August 1, 2011(incorporated by reference to Exhibit 10.5 to the Registrant's Report of Form 6 K for the month of November 2011, furnished November 3, 2011).(1)
4.08
General Agreement 2013 (mainly related to information technology services) dated May 8, 2013 by and between FMC-AG and Fresenius Netcare GmbH. (incorporated by reference to Exhibit 4.32 to the Registrant's Report on Form 6-K for the month of July 2013, filed July 30, 2013).
4.09
Second Amended and Restated Loan Note dated November 30, 2017, among the Registrant and certain of its U.S. subsidiaries as borrowers and Fresenius SE & Co. KGaA or its specified subsidiary as lender (incorporated by reference to Exhibit 4.16 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2017, filed February 27, 2018).
4.10
Non-Prosecution Agreement with the U.S. Department of Justice dated February 25, 2019 (incorporated by references to Exhibit 4.15 to the Registrant's Report on Form 6-K for the month of May 2019, furnished May 2, 2019)
4.11
Corrected Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing a Cease-And-Desist Order from the U.S. Securities and Exchange Commission (incorporated by references to Exhibit 4.15 to the Registrant's Report on Form 6-K for the month of May 2019, furnished May 2, 2019)
4.12
English convenience translation of the Fresenius Medical Care Long-Term Incentive Plan 2019 (incorporated by references to Exhibit 4.15 to the Registrant's Report on Form 6-K for the month of October 2019, furnished October 31, 2019)
4.13
English convenience translation of the Fresenius Medical Care Management Board Long-Term Incentive Plan 2019 (incorporated by references to Exhibit 4.15 to the Registrant's Report on Form 6-K for the month of October 2019, furnished October 31, 2019)
4.14	Fresenius Medical Care AG & Co. KGaA NxStage Long-Term Incentive Plan (filed herewith).
8.1	List of Significant Subsidiaries. Our significant subsidiaries are identified in "Item 4.C. Information on the Company – Organizational structure."
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
14.1	Consent of KPMG, independent registered public accounting firm (filed herewith).
99.1	Acknowledgment letter from KPMG AG Wirtschaftsprüfungsgesellschaft (filed herewith).
101
The following financial statements as of and for the twelve-month period ended December 31, 2019 from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders' Equity and (vi) notes to consolidated financial statements (filed herewith).

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